82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	**China Shipping Container Lines Company Limited**
***CURRENT ADDRESS**	**Rooms A to D, 27th Floor, 450 Fu Shan Lu**
	Pudong New District
	Pudong, Shanghai, People's Republic of China
****FORMER NAME**	
****NEW ADDRESS**	

FILE NO. 82- ____________ **FISCAL YEAR 2003**

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min
DATE: 2/3/05

SHIMAZAKI INTERNATIONAL LAW OFFICE

2nd Floor, Teral-Koraku Building
3-27, Koraku 2-chome, Bunkyo-ku
Tokyo 112-0004, Japan
Telephone : International +813-5802-5860
Domestic 03-5802-5860
Fax: International +813-5802-5863/5864
Domestic 03-5802-5863/5864

2 December 2004

Ms Cindy Kao
Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
HONG KONG SAR

Dear Ms Kao

CHINA SHIPPING CONTAINER LINES COMPANY LIMITED ("CSCL")
DOCUMENTS FILED IN JAPAN

Per your request we enclose herewith the following documents filed by CSCL in Japan to date:

In relation to POWL

- Securities Registration Statement filed as of 24 May 2004 ("SRS");
- 1st Amendment to SRS filed as of 31 May 2004;
- 2nd Amendment to SRS filed as of 7 June 2004; and
- Final Amendment to SRS filed as of 10 June 2004.

In relation to Continuing Disclosure Obligations

- Semi-Annual Report covering the six months ended 30 June 2004 filed as of 30 September 2004.

Yours sincerely

Yoshiko Ogihara
per Fumiaki Shimazaki

FS:yo
Encl.

RECEIVED
2004 DEC 28 P 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CSCC: Box 1

Annex I

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

A. Documents filed with the Stock Exchange and the Registrar of Companies in Hong Kong in connection with the registration of the Prospectus

1. The Prospectus.

2. White and Yellow Application Forms.

3. The written consents from BNP Paribas Peregrine, as the Sponsor, PricewaterhouseCoopers, as the Company's independent auditors, Sallmanns (Far East) Limited ("Sallmanns"), as the Company's property valuer and Jingtian & Gongcheng, Beijing, as the Company's legal advisers on PRC law with respect to, inter alia, the inclusion of their reports and/or letters and/or valuation certificates in the Prospectus.

4. The name, address and description of the Selling Shareholder.

5. The statement of adjustments made by PricewaterhouseCoopers in auditing the figures set out in their accountants' report set out in Appendix I to the Prospectus.

6. Copies of the following material contracts:

   (a) a sale and purchase agreement dated October 15, 2003 entered into between the Company and CS (Hong Kong) Holdings regarding the acquisition by the Company of the entire issued share capital of CS (Hong Kong) at a cash consideration of HK$1 million;

   (b) a sale and purchase agreement dated October 15, 2003 entered into between the Company and CS (Hong Kong) Holdings regarding the acquisition by the Company of the entire issued share capital of CS Asia at a cash consideration of US$50,000;

   (c) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 10% equity interest in China

Shipping Container Storage (Dalian) Co. Ltd. at a cash consideration of RMB800,000;

(d) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 12.5% equity interest in China Shipping Air Cargo Co. Ltd. at a cash consideration of RMB10 million;

(e) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 20% equity interest in Xindongfang Container (Qingdao) Co. Ltd. at a cash consideration of RMB2 million;

(f) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 21.74% equity interest in China Shipping Storage (Shanghai) Co. Ltd. at a cash consideration of RMB10 million;

(g) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 4% equity interest in China Shipping Terminal Development Co. Ltd. at a cash consideration of RMB40 million;

(h) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 3.96% equity interest in CS Logistics at a cash consideration of RMB19.8 million;

(i) 4 trademark licence agreements dated April 26, 2004, a supplemental agreement dated May 10, 2004 and a trademark licence agreement dated May 10, 2004, entered into between the Company and China Shipping regarding the licence of several trademarks by China Shipping to the Group for the cash consideration of RMB1;

(j) the Shanghai Puhai Capital Injection Agreement dated May 10, 2004 entered into between the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai regarding the conditional agreement by the Company to inject RMB500 million into Shanghai Puhai;

(k) the Non-Competition Agreement dated June 3, 2004 entered into between the Company and China Shipping regarding the non-competition undertaking given by China Shipping in favor of the Company;

(l) the Deed of Warranty and Indemnity dated June 3, 2004 entered into between the Company and China Shipping regarding the provision of certain representations, warranties and indemnities by China Shipping in favor of the Company; and

(m) the Public Offer Underwriting Agreement dated June 3, 2004 entered into between the Company, the Selling Shareholder and the Public Offer Underwriters regarding the underwriting by the Public Offer Underwriters of the Public Offer.

IMPORTANT

If you are in any doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PLACING AND PUBLIC OFFER

Number of Offer Shares	:	**2,420,000,000 H Shares (subject to the Over-allotment Option)**
Number of Public Offer Shares	:	**121,000,000 H Shares (subject to adjustment)**
Number of Placing Shares	:	**2,299,000,000 H Shares (subject to adjustment and the Over-allotment Option)**
Offer Price	:	**not more than HK$4.175 per H Share (payable in full in Hong Kong dollars on application, plus 1% brokerage, a SFC transaction levy of 0.005%, an investor compensation levy of 0.002% and a stock exchange trading fee of 0.005% and subject to refund) and expected to be not less than HK$3.175 per H Share**
Nominal value per H Share	:	**RMB1.00**
Stock code	:	**2866**

Sole Global Coordinator and Sole Sponsor

BNP PARIBAS PEREGRINE

Joint Bookrunners and Joint Lead Managers

BNP PARIBAS PEREGRINE *MORGAN STANLEY*

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

A copy of this prospectus, having attached thereto the documents specified in the paragraph headed "Documents delivered to the Registrar of Companies" in appendix IX to this prospectus, has been registered by the Companies Registry in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). The Securities and Futures Commission of Hong Kong and the Registrar of Companies in Hong Kong take no responsibility as to the contents of this prospectus or any other documents referred to above.

The Company is incorporated, and its management office and operations are located, in the PRC as a joint stock limited company. Potential investors in the Company should be aware of the differences in the legal, economic and financial systems between the PRC and Hong Kong and that there are different risk factors relating to investments in companies incorporated in the PRC. Potential investors should also be aware that the regulatory framework in the PRC is different from the regulatory framework in Hong Kong and should take into consideration the different market nature of the shares of the Company. Such differences and certain risk factors are outlined in appendix VI to this prospectus and in the section headed "Risk factors", respectively.

The Offer Price is expected to be determined by agreement between the Selling Shareholder, the Company and the Public Offer Joint Lead Managers (on behalf of the Underwriters) at or before 6:00 a.m. on Thursday, 10th June, 2004 or such later date as may be agreed by the Selling Shareholder, the Company and the Public Offer Joint Lead Managers but in any event no later than 9:00 a.m. on Thursday, 10th June, 2004.

The Offer Price will be not more than HK$4.175 per Offer Share and is expected to be not less than HK$3.175 per Offer Share unless otherwise announced. Investors applying for the Public Offer Shares must pay, on application, the maximum offer price of HK$4.175 for each share together with a brokerage of 1%, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and Stock Exchange trading fee of 0.005%. The Public Offer Joint Lead Managers (on behalf of the Underwriters, and with the consent of the Selling Shareholder and the Company) may reduce the indicative Offer Price range stated in this prospectus at any time prior to the morning of the last day for lodging applications under the Public Offer. In such a case, a notice of the reduction of the indicative Offer Price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) not later than the morning of the last day for lodging applications under the Public Offer. If applications for Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Public Offer, then even if the Offer Price is so reduced, such applications cannot subsequently be withdrawn.

If, for any reason, the Offer Price is not agreed between the Selling Shareholder, the Company and the Public Offer Joint Lead Managers (on behalf of the Underwriters) on or before 9:00 a.m. on Thursday, 10th June, 2004, the Share Offer will not become unconditional and will lapse.

Pursuant to the force majeure provisions contained in the Public Offer Underwriting Agreement in respect of the Public Offer Shares, the Public Offer Joint Lead Managers, on behalf of the Public Offer Underwriters, have the right in certain circumstances, subject to the sole opinion of the Public Offer Joint Lead Managers, to terminate the obligations of the Public Offer Underwriters pursuant to the Public Offer Underwriting Agreement at any time prior to 8:00 a.m. (Hong Kong time) on the day dealings in the H Shares first commence on The Stock Exchange of Hong Kong Limited (such first dealing date is currently expected to be Wednesday, 16th June, 2004). Further details of the terms of the force majeure provisions are set out in the section headed "Underwriting — Grounds for termination" in this prospectus.

* The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".

4th June, 2004

EXPECTED TIMETABLE

	2004 (Note 1)
Latest time for lodging **WHITE** and **YELLOW** application forms and giving **electronic application** instructions to HKSCC	12:00 noon on Wednesday, 9th June
Application lists open *(Note 2)*	11:45 a. m. on Wednesday, 9th June
Application lists close *(Note 2)*	12:00 noon on Wednesday, 9th June
Expected Price Determination Time	on or before 6:00 a.m. on Thursday, 10th June
Announcement of the Offer Price and the indication of the levels of interest in the Placing, the results of applications in respect of the Public Offer and the basis of allotment under the Public Offer (with successful applicants' identification document numbers, where applicable) to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before	Tuesday, 15th June
Despatch of H Share certificates and refund cheques in respect of wholly or partially unsuccessful applications pursuant to the Public Offer on or before *(Note 3)*	Tuesday, 15th June
Dealings in H Shares on the Stock Exchange to commence on	Wednesday, 16th June

Notes:

(1) All times refer to Hong Kong local time. Details of the structure of the Share Offer, including its conditions, are set out in the section headed "Structure of the Share Offer" in this prospectus.

(2) If there is a "black" rainstorm warning or a tropical cyclone warning signal number eight or above in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Wednesday, 9th June, 2004, the application lists will not open and close on that day. Further information is set out in the paragraph headed "Effect of bad weather conditions on the opening of the application lists" under the section headed "How to apply for H Shares" in this prospectus.

(3) Refund cheques will be issued in respect of wholly or partially unsuccessful applications and in respect of successful applications if the final Offer Price is less than the price payable on application.

Applicants who apply on **WHITE** application forms for 500,000 H Shares or more under the Public Offer and have indicated in their application forms that they wish to collect refund cheques and (where applicable) H Share certificates in person from the Company's Hong Kong share registrar may collect refund cheques and (where applicable) H Share certificates in person from the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Tuesday, 15th June, 2004. Identification and (where applicable) authorisation documents acceptable to Computershare Hong Kong Investor Services Limited must be produced at the time of collection.

Applicants who apply on **YELLOW** application forms for 500,000 H Shares or more under the Public Offer and have indicated in their application forms that they wish to collect refund cheques in person may collect their refund cheques (if any) but may not elect to collect their H Share certificates, which will be deposited into CCASS for credit to their designated CCASS Participants' stock accounts or CCASS Investor Participant stock accounts, as appropriate. The procedure for collection of refund cheques for applicants who apply on **YELLOW** application forms for H Shares is the same as that for **WHITE** application form applicants.

Applicants who apply for H Shares by giving electronic application instructions to HKSCC should refer to the paragraph headed "If your application for the Public Offer Shares is successful (in whole or in part)" under the section headed "Terms and conditions of the Public Offer" in this prospectus for details.

Uncollected H Share certificates and refund cheques will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant application forms. Further information is set out in the paragraph headed "Refund of your money — additional information" under the section headed "Terms and conditions of the Public Offer" in this prospectus.

H Share certificates will only become valid certificates of title provided that the Share Offer has become unconditional in all aspects and neither of the Underwriting Agreements has been terminated in accordance with its terms, which is expected to be at around 8:00 a.m. on 16th June, 2004.

CONTENTS

You should rely only on the information contained in this prospectus and the application forms to make your investment decision. The Company has not authorised anyone to provide you with information that is different from what is contained in this prospectus. Any information or representation not made in this prospectus must not be relied on by you as having been authorised by the Company, the Selling Shareholder, the Underwriters, any of their respective directors or any other person or party involved in the Share Offer.

CONTENTS

SUMMARY

This summary aims to give you an overview of the information contained in this prospectus. As this is a summary, it does not contain all the information that may be important to you. You should read the whole document before you decide to invest in the H Shares.

There are risks associated with any investment. Some of the particular risks in investing in the H Shares are summarised in the section headed "Risk factors". You should read that section carefully before you decide to invest in the H Shares.

CONTAINER SHIPPING INDUSTRY HIGHLIGHTS

Growth of containerised trade

Containerised trade has grown significantly faster than world trade since 1990. Drewry estimated that container handling activity at worldwide ports increased at a CAGR of about 10.2% during the period between 1990 to 2003, while world trade volume increased at a CAGR of about 5.8% during the same period. Drewry estimated in March 2004 that with the continued expansion of China and further outsourcing of production capacity, growth in container demand should remain at a healthy level over the next 18 months (i.e. September 2005).

The following table illustrates the estimated historical and projected world trade volume and container port handling volume trends.



Index
(Rebased 1990=100)
420 400 380 360 340 320 300 280 260 240 220 200 180 160 140 120 100 80
World trade volume
Container port handling activity
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Source: World Economic Outlook, 2003 (IMF); Drewry March, 2004

SUMMARY

Container handling activity at ports throughout Asia, in particular at ports in the Far East, is estimated by Drewry to grow at a faster rate than the global average in 2004 and 2005. According to Drewry, in 2003, port handling volume in the Far East (being China, Hong Kong, Taiwan, South Korea and Japan) accounted for approximately 34.3% of global port handling volume, and port handling volume in Asia as a whole (the Far East, South East Asia and South Asia) accounted for approximately 51.2% of global port handling volume.

The following chart illustrates the preliminary estimated container activity in 2003 by region.



Africa
2.9%
Eastern Europe
0.7%
Oceania
2.1%
Latin America
6.7%
Mid-East
5.0%
Far East
34.3%
West Europe
19.9%
South East Asia
14.6%
North America
11.6%
South Asia
2.3%

Source: Drewry March, 2004

As indicated in the table below, Drewry estimates that the annual growth in world container traffic in 2004 will be higher than the estimated growth in fleet capacity during the same period.

The following table illustrates various historical and projected indicators of estimated world container vessel fleet supply and demand.

Year	Estimated effective capacity* ('000 TEU)	Capacity growth (%)	Net cargo slot moves (m TEU)	Demand growth (%)
2001	6,470	6.9	96.7	4.2
2002	7,213	11.5	107.9	11.6
2003	8,009	11.0	123.8	14.8
2004	8,738	9.1	136.2	10.0
2005	9,587	9.7	147.5	8.3

* After adjustments for market factors (i.e. box supply, differential vessel productivity, deadweight/slot ratio, vessel routing factors, vessel speed and port productivity)

Source: Drewry March, 2004

SUMMARY

Freight rates in 2003 increased industry-wide by approximately 17.3% on average on the main East/West container routes compared to 2002. Drewry estimates that freight rates on major East/West trade routes in 2004 and 2005 will be higher than 2003.

CONTAINER SHIPPING INDUSTRY IN THE PRC

China was the fourth largest foreign trading nation in 2003, with foreign trade totalling about US$850 billion. The value of its foreign trade in 2003 increased by 37.1% over the previous year.

With China's significant growth in foreign trade following its entry into the WTO, China has also experienced significant growth in its container shipping industry, with port throughput related to container shipping amounting to about 48.7 million TEU in 2003, representing an annual increase of 30.8%. During 2002, about 75% of total PRC container throughput was for foreign trade, while the remaining 25% of total throughput was for domestic trade.

The growth in China's container throughput continues to significantly increase in 2004. In the first three months of 2004, China's container throughput amounted to about 12.7 million TEU, an increase of 24.7% over the same period in 2003. According to China's 2002 Shipping Development Report (中國航運發展報告), container trade in China is expected to continue to grow significantly in the long term, with Chinese ports expected to have a combined throughput of 100 million TEU by 2010, rising to 170 million TEU by 2020. With the growth in the Chinese economy and the accession of China in the WTO, the rate of growth of import trade is beginning to outpace the rate of growth of exports, providing further opportunities for growth in Chinese container trade. In 2003, the value of imports grew by about 39.9% from the same period in 2002, and the value of exports during the same period only grew by about 34.6%.

The Directors believe that the following trends may have a significant impact on the growth of the Chinese container shipping industry:

- Growth will continue to be driven by growth in the level of China's foreign trade
- Container transportation is growing in China and has opportunities for further growth
- Increased capital investment in Chinese ports and related infrastructure may enable container throughput to increase
- Costs of shipbuilding in China remain relatively inexpensive compared to such costs in other nations
- Liner services to/from China are becoming increasingly competitive and this will continue under the WTO agreement. However, domestic container shipping and feeder services in China are likely to continue to be dominated by Chinese-owned companies

SUMMARY

BUSINESS OVERVIEW

The Group is one of the world's largest and fastest growing container shipping companies based in China. It is principally engaged in the operation and management of international and domestic container marine transportation. According to BRS-Alphaliner, as at 30th April, 2004, the Group ranked as the 10th largest container shipping company in the world by operating capacity. As at 30th April, 2004, the Group operated a fleet of 113 vessels with total operating capacity of about 215,691 TEU (of which 16 vessels with a total capacity of 7,254 TEU were chartered out). For details of the basis for calculating the number of vessels please refer to the section headed "Business — Bases". Additionally, 25 of these vessels had capacity of over 4,000 TEU. The average age of the vessels in the Group's fleet was about 9.7 years as at 30th April, 2004 while the average age of the Group's vessels with capacity of over 4,000 TEU and 5,000 TEU were 1.6 years and 1.7 years, respectively. The total operating capacity of the Group's fleet has grown rapidly over the five years ended 31st December, 2003 at a CAGR of about 19.3%.

As a result of its substantial development and growth since its inception in August 1997, the Group has achieved global service coverage with a solid Chinese operational base and a strong position in its core international markets as well as in the domestic market.

The table below details the Group's growth since its establishment:

Year End	1997	1998	1999	2000	2001	2002	2003	Five year compound annual growth rate (1999-2003)
Total operating capacity (TEU)	5,621	19,249	98,151	119,361	149,505	168,330	198,490	19.3%
TEU volume in terms of loaded containers actually delivered	48,034	249,249	778,007	1,462,700	1,804,560	2,392,642	2,834,207	38.2%
Total revenue (RMB million)	151	981	2,912	7,063	7,795*	10,522*	15,276*	51.3%

* *These figures have been derived from the audited financial statements, which are set forth in the accountants' report included as appendix I to this prospectus and prepared in accordance with Hong Kong GAAP*

As at 31st March, 2004, the Group provided international shipping services along 44 trade lanes, among which 13 were trade lanes operated solely by the Group, 10 were joint service trade lanes and 21 were trade lanes operated by other shipping companies but with container spaces being made available to the Group under slot exchange and purchase arrangements. Additionally, as at 31st March, 2004, the Group operated 2 international sub-routes and was a party to slot exchange and purchase arrangements giving it container slots in 11 other international sub-routes operated by other shipping companies. Together, as at 31st March,

2004, the Group's services cover over 90 international ports between China and, separately, North America, Europe and the Mediterranean, Japan, Korea, Southeast Asia, Australia, West Africa and the Middle East. In 2003, about 90% of the Group's revenue was derived from its international shipping services. In addition to its international business, as at 31st March, 2004, the Group also operated 9 domestic coastal trade lanes and 10 sub-routes in China covering about 20 ports from South China to North China. The Directors believe that the Group is a dominant market leader in the Chinese domestic container shipping market.

As at 30th April, 2004, the Group had ordered a further 24 vessels for purchase and had agreed to charter another 13, all of which are scheduled to be delivered between 2004 and 2007. The Company confirms that the vendors of the above vessels for purchase are not connected persons (as defined in the Listing Rules) of the Company. In relation to the independence of the entities chartering out the above 13 vessels to the Group, please refer to the section headed "Business — Vessels and Containers — Proposed Investment in New Vessels". As a result of these purchases and charters, as at 30th April, 2004, taking into account further possible purchases and charters and the retiring of certain vessels, the Group expects its operating capacity to rise from 215,691 TEU as at 30th April, 2004 to about 257,000 TEU by the end of 2004 and about 434,000 TEU by the end of 2007. With such a rapid increase in operating capacity, the Directors believe that it will be well equipped to deal with any future increase in worldwide demand for container transportation and the overall expansion of the Group. In addition, the Directors believe that its competitive fleet will enable it to further achieve economies of scale and to be well-positioned to capture business opportunities worldwide.

PRINCIPAL STRENGTHS

The Group believes that it has the following principal strengths:

- ***Leading market position in China, which has rapidly growing export industries.*** According to BRS-Alphaliner, the Group is one of only two China-based top 10 container shipping companies in the world. China is rapidly becoming the "world's factory" with export and real GDP estimated to grow by 14% and 7.9% in 2004, respectively. Throughput at China's ports reached 48.7 million TEU in 2003, representing year-on-year growth of 30.8%, and, according to the Chinese State Information Centre, in 2003 there was more throughput in China's ports than in any other country's ports. The Group, with its headquarter in Shanghai and substantial management and operational presence in China, is well positioned to serve the demand for worldwide container shipping services created by trade growth in China. The Group also operated 113 vessels with total operating capacity of about 215,691 TEU as at 30th April, 2004. As at 31st March, 2004, the Group provided international shipping services along 44 trade lanes covering over 90 ports, among which 13 were trade lanes operated solely by the Group, 10 were joint service trade lanes and 21 were trade lanes operated by other shipping companies but with container spaces being made available to the Group under slot exchange and purchase arrangements. The Directors believe that it is a dominant market leader in the Chinese domestic container shipping market. The Group holds a licence to operate in the domestic

container shipping market. As at the Latest Practicable Date, no foreign registered shipping company is allowed to provide PRC domestic container shipping services. With the assistance of the Regional Subsidiaries who act as the Company's sales agents, the Group is able to solicit growing international and domestic container shipping business from a wide range of customers.

- ***Young fleet with lower operating costs for vessels.*** According to data from Containerisation International as at 15th February, 2004, the Group had a larger percentage of its overall capacity provided by young vessels (0 to 4 years old) than any other top 20 container shipping company. As at 30th April, 2004, the average age of the Group's vessels was about 9.7 years, and 92% of its vessels with capacity over 4,000 TEU (or 23 vessels) were under 3 years old. As at 30th April, 2004, the Group has also ordered for purchase a further 24 new vessels and agreed to charter a further 13 new vessels, all of which will be delivered between 2004 and 2007. These younger or newly-ordered vessels are expected to have relatively large capacity (4,000 TEU and up), which should reduce the Group's fixed operating cost per TEU. Additionally, because newer vessels tend to travel faster and can complete sailings in less time than older vessels, the Directors believe that it can maintain greater frequency in its trade lanes. Additionally, with proper maintenance and repair programs, these newer vessels can transport more containers within a fixed period of time leading to a lower fixed operating cost per TEU.

- ***Exploitation of market opportunities and strategic fleet expansion.*** The Group ordered a substantial number of vessels (a total of 33) for purchase and time charter while the container shipping industry was in a cyclical downturn between 2000 and 2002. Because the Group ordered those vessels during a cyclical downturn, the Directors believe it was able to obtain them at a relatively low cost which as a result allowed the Group to reduce its expansion cost substantially. In addition, many of the vessels that the Group had recently ordered were or are to be delivered between 2004 and 2006, in time for what the Directors believe will be a continuation of the current recovery in the container shipping market.

- ***Experienced management team.*** The Group has an experienced and professional management team. The executive Directors and the senior management staff (excluding Mr. Lau Wai Yip who is the newly appointed qualified accountant of the Company) of the Company (as set out in the section headed "Directors, Supervisors, Senior Management and Staff — Senior Management") together have an average of over 27 years of experience in the shipping industry. Mr. Li Kelin is the founding chairman and currently the president of China Shipping. He has over 40 years' experience in the shipping industry.

- ***Flexibility to deploy resources.*** The Group is able to re-deploy certain of its vessels used in its domestic trade lanes to its international trade lanes (in particular, those with sufficient capacity, speed and loading configuration) at times when international shipping demand growth outpaces domestic demand growth, and vice versa. The Directors believe that the Group's flexibility to deploy resources derives from the significant number of vessels operating its domestic trade lanes that can be used to occasionally supplement its international trade lanes.

- ***Strong sales network with broad geographic coverage.*** The Group has a strong sales network covering each of the primary Chinese port cities, with over 90 sales points throughout China (including certain major cities) as at 31st March, 2004. The Directors believe that this sales team possesses a wealth of local knowledge to identify potential key customers and industry trends in the regions in which this team operates. As such, this sales network plays a major role in capturing domestic and international container shipping businesses to support the Group's growth. Furthermore, the Group has also appointed local agents at over 160 sales points outside China in over 70 countries giving it broad international sales network coverage as at 31st March, 2004.

STRATEGIES AND FUTURE PLANS

The Group's goal is to become a top global container shipping company by building on and enhancing its strengths. To achieve this goal, the Group plans to adopt the strategies and implement the action plans listed below:

- ***Continue to expand the Group's total capacity and the average capacity of its vessels to capitalise on the continuing economic growth in the PRC.*** The Group plans to increase its fleet's total capacity so that it can be one of the carriers to capitalise on the growing export and container flow from China. Furthermore, consistent with the industry trend toward employing larger vessels, the Group intends to increase the average capacity of its vessels. The Group plans to increase its fleet size to 144 vessels by the end of 2007 with a total capacity of about 434,000 TEU. These figures include the 37 larger, newer and faster vessels which the Group has ordered for purchase or charter as at 30th April 2004. These figures further take into account the potential retirement of certain of the Group's existing vessels between 30th April, 2004 and the end of 2007. The Group plans to have at least 60 vessels with capacity of at least 4,000 TEU by the end of 2007. As mentioned above, the Group also intends to gradually phase out older and smaller vessels. In this manner, the Group expects that its competitiveness will increase, as larger, newer and faster vessels should allow the Group to reduce its average fixed container unit transportation costs.

- ***Increase the number of its larger and longer-term contracts, particularly with regards to overseas customers exporting from and to China.*** In 2003, only 44.5% of the Group's sales were based on longer-term contracts (10 months to 1 year) which specified freight rates and quantities of containers to be delivered. The Group is seeking to enter into an increasing percentage of longer term contracts for its international trade lanes as its fleet expands so as to benefit from more price stability and guaranteed cargo loads. The Directors believe that the implementation of this strategy could shelter it from unfavourable market conditions during industry downturns and anticipate that an increasing percentage of the Group's revenues will be derived from such contracts. Additionally, the Group aims to obtain such longer-term contracts with its own dedicated sales force located in China together with the support of its overseas agents.

- ***Expand its logistics service capacity in China and throughout the world.*** Increasingly cross-border companies require global consignment transportation services to be arranged and completed by one carrier, requiring carriers such as the Group to develop from simple "port-to-port" carriers to "door-to-door" consolidated carriers through extended inland transportation services and shipping agency services. While the Group currently offers "door-to-door" service in the United States, Europe and within China by appointing other agents to provide inland transportation, it is planning to develop the capacity to do so elsewhere in even more locations. The Group also aims to add to its sub-route services capabilities by increasing its ownership in Shanghai Puhai. The Group intends to use some of the proceeds of the Share Offer to inject as capital into Shanghai Puhai. For details of the agreement for capital injection, please refer to the section headed "Relationship with the China Shipping Group — Connected Transactions". For more information on the use of proceeds, please see "Future plans and use of proceeds" in this prospectus.

- ***Continue initiatives to manage costs.*** The Group continues to implement a number of initiatives to manage costs, including the establishment of additional global service centres, the building of transhipment centres, the pursuit of longer-term fixed price fuel arrangements and higher utilisation of its vessels. The Group already has a global customer service centre in Shanghai for processing shipping documents for its customers. The Group intends to establish additional service centres in its primary markets to further improve the efficiency with which shipping documents are processed internationally. The Group also intends to set up 10 transhipment centres throughout the world to enable the Group to offer service cost-effectively in additional locations. The Group intends to find more opportunities to lower its marine fuel costs by entering into longer-term fixed price supply arrangements. It also aims to continue to increase the utilisation of its vessels, particularly with respect to its vessels shipping cargo inbound to China.

REASON FOR THE SHARE OFFER AND USE OF PROCEEDS

The Directors believe that the net proceeds of the Share Offer will finance the Group's capital expenditures and business expansion, strengthen the Group's capital base and improve its financial structure.

The net proceeds of the Share Offer for the Company after deducting related expenses, and assuming an Offer Price of HK$3.675 per H Share (being the mid-point of the stated range of the Offer Price of between HK$3.175 and HK$4.175 per H Share) and that the Over-allotment Option is not exercised at all, are estimated to amount to about HK$7.8 billion. To effect the Group's future plans (details of which are more particularly set out in the paragraph headed "Future plans and prospects" under the section headed "Future plans and use of proceeds" in this prospectus), the Group currently intends to apply the net proceeds as follows:

(1) about RMB2,500 million (equivalent to about HK$2,358 million) for acquiring vessels;

(2) about RMB500 million (equivalent to about HK$472 million) for acquiring containers, in line with industry practice and the Group's strategy going forward to own a greater proportion of the containers it requires for its operations;

(3) about RMB500 million (equivalent to about HK$472 million) to be injected by the Company into Shanghai Puhai as additional capital to strengthen the domestic and international shipping service capabilities of the Group;

(4) about RMB3,000 million (equivalent to about HK$2,830 million) for repaying some of its outstanding loan obligations to various banks; and

(5) the remaining amount to be used as general working capital.

In the event that the Over-allotment Option is exercised in full, the additional net proceeds of about HK$1.2 billion (assuming the Offer Price is determined at the mid-point of the stated range) for the Company will be applied by the Group as general working capital. To the extent that the net proceeds of the Share Offer are not immediately required for the above purposes, the Directors presently intend that such proceeds, to the extent permitted by the relevant PRC laws and regulations, will be placed on short-term deposits with licensed banks or financial institutions or used to purchase money-market instruments. Further information in relation to the use of proceeds of the Share Offer is set out in the section headed "Future plans and use of proceeds" in this prospectus.

The net proceeds from the sale of H Shares by the Selling Shareholder in the Share Offer after deducting related expenses are estimated to be about HK$781.4 million or about HK$899.6 million if the Over-allotment Option is exercised in full (assuming the Offer Price is determined at the mid-point of the stated range). Neither the Company nor China Shipping will retain any of the proceeds from the sale of the H Shares by the Selling Shareholder. In accordance with relevant PRC regulations, the Selling Shareholder will be required to contribute the net proceeds it receives from the Share Offer to the PRC National Social Security Fund.

SUMMARY

TRADING RECORD

The following is a summary of the Group's consolidated results for the Track Record Period extracted from the accountants' report set out in appendix I to this prospectus. The results were prepared on the basis of presentation as set out in the above mentioned accountants' report.

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Turnover *(Note 1)*	7,795,445	10,522,234	15,276,163
Operating costs	(8,801,292)	(10,528,540)	(13,009,891)
Gross profit/(loss)	(1,005,847)	(6,306)	2,266,272
Administrative and general expenses	(75,477)	(219,731)	(406,864)
Operating profit/(loss)	(1,081,324)	(226,037)	1,859,408
Net financing charges	(276,000)	(383,333)	(459,447)
Share of profits less losses of associated companies	7,072	4,128	6,957
Profit/(loss) before taxation	(1,350,252)	(605,242)	1,406,918
Taxation	12,721	10,196	(9,573)
Profit/(loss) after taxation	(1,337,531)	(595,046)	1,397,345
Minority interests	(885)	(2,041)	(14,473)
Profit/(loss) attributable to shareholders	(1,338,416)	(597,087)	1,382,872
Earnings/(loss) per Share — basic (RMB) *(Note 2)*	RMB(0.74)	RMB(0.32)	RMB0.46

Notes:

(1) **Turnover**

Turnover represents gross revenues from liner and chartering services, net of discounts allowed and business tax, where applicable.

An analysis of the turnover is set out below:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Turnover			
Liner	7,648,024	10,386,580	15,041,903
Chartering	147,421	135,654	234,260
Total turnover	7,795,445	10,522,234	15,276,163

(2) **Earnings per share**

Basic earnings per share is calculated based on the Group's profit/(loss) attributable to shareholders for the Relevant Periods and the weighted average number of 1,801,050,000, 1,839,406,164 and 3,023,754,247 shares in issue for each of the years ended 31st December, 2001, 2002 and 2003 respectively. In determining the weighted average number of shares in issue during the Relevant Periods, the conversion of registered capital and reserves of RMB3,830,000,000 into share capital on 3rd March, 2004 was deemed to have occurred at the beginning of the earliest period presented.

For additional information on the track record of the Group, please refer to the section headed "Financial information" and appendix I to this prospectus.

LIQUIDITY

The Group's principal sources of liquidity have been, and are expected to be, cash flow from operations, the issuance of new shares and debt financing from banks. The Group's principal uses of cash have been, and are expected to be, operations costs, bank loan repayment and the construction of vessels. For a detailed discussion on the Group's liquidity and capital resources, please see the section headed "Financial Information — Liquidity and Capital Resources" in this prospectus.

FORECAST FOR THE YEAR ENDING 31ST DECEMBER, 2004

Forecast consolidated profit after tax and minority interests but before extraordinary items *(note 1, note 2)* .... not less than RMB3,126 million (about HK$2,949 million)

Forecast earnings per Share

— weighted average *(note 3)* .... RMB0.62 (about HK$0.58)

— fully diluted *(note 4)* .... RMB0.52 (about HK$0.49)

Notes:

(1) The bases and assumptions on which the above profit forecast for the year ending 31st December, 2004 has been prepared are summarised in appendix III to this prospectus.

(2) The forecast of the consolidated profit after tax and minority interests but before extraordinary items of the Group for the year ending 31st December, 2004 prepared by the Directors is based on the Group's unaudited consolidated management accounts for the 3 months ended 31st March, 2004 and a forecast of the results of the Group for the 9 months ending 31st December, 2004. The Directors are not aware of any extraordinary items which have arisen or are likely to arise during the year ending 31st December, 2004. The forecast has been prepared on the basis of the accounting policies consistent in all material aspects with those currently adopted by the Group as summarised in the accountants' report, the text of which is set out in appendix I to the prospectus.

(3) The calculation of forecast earnings per Share on a weighted average basis is based on the forecast consolidated profit after tax and minority interests but before extraordinary items of the Group for the year ending 31st December, 2004 and a weighted average number of 5,032,185,792 Shares expected to be in issue during the entire year. It does not take into account any H Shares which may be issued upon the exercise of the Over-allotment Option.

(4) The calculation of the forecast earnings per Share on a fully diluted basis is based on the forecast consolidated profit after tax and minority interests but before extraordinary items of the Group for the year ending 31st December, 2004 and a total of 6,030,000,000 Shares (comprising 3,610,000,000 Domestic Shares and 2,420,000,000 H Shares) in issue during the entire year. The calculation of the forecast earnings per Share takes no account of any H Shares which may be issued upon the exercise of the Over-allotment Option. If the Over-allotment Option is exercised in full, the number of Shares in issue would become 6,360,000,000 Shares (comprising 3,577,000,000 Domestic Shares and 2,783,000,000 H Shares), and the forecast earnings per Share on the fully diluted basis mentioned above would be RMB0.49 (about HK$0.46).

SHARE OFFER STATISTICS

	Based on an Offer Price of HK$3.175 per H Share	Based on an Offer Price of HK$4.175 per H Share
Market capitalisation of the H Shares *(note 1)*	HK$7.68 billion	HK$10.10 billion
Forecast price/earnings multiple		
— weighted average *(note 2)*	5.4 times	7.1 times
— fully diluted *(note 3)*	6.5 times	8.5 times
Adjusted net tangible asset value per Share *(note 4)*	HK$1.61	HK$1.96

Notes:

(1) The calculation of the market capitalisation of the H Shares is based on 2,420,000,000 H Shares in issue immediately after completion of the Share Offer but does not take into account any H Shares which may be issued upon exercise of the Over-allotment Option.

(2) The calculation of forecast price/earnings multiple on a weighted average basis is based on the forecast earnings per Share on a weighted average basis for the year ending 31st December, 2004 of about RMB0.62 (about HK$0.58) at the respective Offer Price of HK$3.175 and HK$4.175 per H Share, and based on the assumption set out in note 1 above.

(3) the calculation of forecast price/earnings multiple on a fully diluted basis is based on the fully diluted forecast earnings per Share of RMB0.52 (about HK$0.49) at the respective Offer Price of HK$3.175 and HK$4.175 per H Share assuming that the Over-allotment Option is not exercised and the 6,030,000,000 Shares (comprising 3,610,000,000 Domestic Shares and 2,420,000,000 H Shares) were in issue since 1st January, 2004.

(4) The adjusted net tangible asset value per Share has been arrived at after the adjustments referred to in the section headed "Financial Information — Unaudited Pro Forma Adjusted Net Tangible Assets" in this prospectus and on the basis of 2,420,000,000 H Shares in issue at the respective Offer Price of HK$3.175 and HK$4.175 per H Share immediately following completion of the Share Offer but without taking into account any H Shares which may be issued upon the exercise of the Over-allotment Option.

If the Over-allotment Option is exercised in full, based on the stated range of the Offer Price of between HK$3.175 and HK$4.175 per H Share, the adjusted net tangible assets of the Group will range from about RMB1.78 (about HK$1.68) to about RMB2.19 (about HK$2.07) per H Share, while the earnings per Share on a weighted average and on a fully diluted basis will be diluted correspondingly to about RMB0.60 (about HK$0.57) per H Share and about RMB0.49 (about HK$0.46) per H Share. However, the Directors believe that this will not materially affect the shareholders of the Company.

RISK FACTORS

The operations of the Group involve certain risks, a summary of which is set out in the section headed "Risk factors" of this prospectus. These risks can be classified as follows:

Risks relating to the Industry

- The cyclical nature of the container shipping industry could have an adverse effect on the Group's business.
- The Group's results of operations are affected by global trading volumes and economic, financial and political conditions.
- If global container shipping capacity grows faster than demand for container shipping services, over-capacity will result and the Group's business may be harmed; additionally, because the Group intends to significantly increase its fleet's operating capacity over the next several years, it may be more sensitive to supply and demand imbalances.
- The Group operates in a highly competitive industry and if the Group does not compete successfully, its business growth and results of operations may be adversely affected.
- The Group currently benefits from restrictions on non-Chinese carriers that operate within China; if these restrictions are relaxed due to China's obligations under the WTO or otherwise, the Group's business may be harmed.
- The Group's business is seasonal.
- Increases in marine fuel prices could increase the Group's operating costs.
- Increases in port fees and stevedoring expenses could increase the Group's operating costs.
- Most of the Group's business revenue is derived from the shipment of goods from China to various overseas markets, so a decrease in the level of China's exports of goods or an increase in trade barriers to China's exports will have a material adverse impact on the business of the Group.
- Changes in anti-trust immunities could adversely affect the Group.
- Changes in environmental and other regulations could adversely affect the Group.

- Increased inspection procedures and tighter import and export controls could increase the Group's operating costs and cause disruption to the Group's business.

- Labour interruptions could disrupt business.

- Increased anti-terrorism measures could increase the Group's operating costs and cause disruption of its business.

- The Group's insurance costs may increase and it may not be able to obtain full insurance coverage in the future.

Risks relating to the Group

- The Group has a history of operating losses that may continue.

- Government control of currency conversion or future movements in exchange rates may adversely affect the financial condition and operating results of the Group.

- If the Group was unable to maintain the continuity of its relationship with the China Shipping Group, its business result may be affected.

- The loss or significant reduction in orders from the Group's major customer may significantly reduce the Group's sales.

- The exercise of the CSDC Right after the Prohibited Period may lead to a change in the controlling shareholder of the Company which may have a material adverse impact on the Group.

- Under the U.S. Shipping Act, the Group may be subject to certain restrictions relating to the rates, charges, classifications, rules or regulations it can apply to its U.S. trade lanes because it is majority-owned by a state-owned entity; some of the Group's competitors are not subject to such restrictions, which may give them a competitive advantage in the U.S. market.

- The Group's future success depends on its ability to achieve and manage growth.

- The Group's core business management system, the Tradeship system, may not be sufficient to handle the Group's growing operations; the Group will be unable to modify the program applications used to operate it.

- Container shipping is a capital intensive industry and the sources and conditions of the Group's future financing are uncertain.

- Because 31.4% of the Group's fleet in terms of TEU consists of vessels chartered under charter agreement that will expire within 3 years, fluctuations in vessel charter rates may increase the Group's costs and reduce its competitiveness.

- The Group's operating results may be adversely affected by the departure of its senior management and experienced employees.

- The Group's leverage may affect its ability to expand, and any increase in interest rates may adversely affect the Group's financing costs, which may impact the Group's business.

- If the Group's net current liabilities were again to rise to the levels they reached in 2001 and 2002 in the future, the operations of the Group may be materially and adversely affected.

- Risk of loss and liability may be beyond insurance coverage.

- The Group has paid a US$1.85 million settlement with U.S. shipping regulators in 2003, and may be subject to further sanctions in the United States and other jurisdictions in the future.

- The Group enjoyed a very low effective enterprise income tax rate over the Track Record Period; going forward, this effective enterprise income tax rate may rise, which would harm the Group's profitability and results of operations.

Risks relating to China

- Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy may adversely affect the business, operating results and financial condition of the Group.

- The PRC legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to the Group.

- The exemption from income tax on dividends and income currently available to holders of H Shares may not continue in the future.

- It may be difficult to effect service of process upon the Company or its Directors or executive officers who live inside China or to enforce against them in China any judgements obtained from non-PRC courts.

Risks relating to the Share Offer

- The Company will continue to be controlled by China Shipping, whose interests may differ from those of other shareholders.
- Investors should read the entire prospectus carefully and should not rely on any statements or financial projections in recent published media reports relating to the Group, certain of which are not consistent with information contained herein.
- There has been no prior public market for the Company's shares and liquidity may be low.
- The share price of the Company may be volatile.
- The Company's shareholders may be diluted as a result of additional equity fund raising.
- Risks associated with forward-looking statements.
- The Group cannot guarantee the accuracy of facts and statistics contained in this prospectus with respect to China, its economy or its container shipping industry.

In this prospectus, unless the context otherwise requires, the following expressions shall have the following meanings. Certain other terms are explained in the section headed "Glossary of Technical Terms".

"A shares"	Renminbi denominated shares of a PRC incorporated company traded on a stock exchange in China by PRC legal persons or individuals in Renminbi.
"Acquired Companies"	CS Asia and CS (Hong Kong).
"Acquired Shares"	The entire issued share capital of the Acquired Companies.
"Application Form(s)"	**WHITE** Application Form(s) and **YELLOW** Application Form(s), or where the context so requires, any of them, relating to the Share Offer.
"Arisa"	Arisa Navigation Company Limited, a wholly owned subsidiary of the Company.
"Arisa Time Charter"	The time charter as described in the section headed "Relationship with the China Shipping Group — Connected Transactions — Arisa Time Charter".
"Articles of Association"	The articles of association of the Company approved at the extraordinary general meeting of the shareholder of the Company on 4th March, 2004 and amended by the Board of Directors at its meeting held on 10th May, 2004.
"associates"	Has the meaning ascribed to it under the Listing Rules.
"BNP Paribas Peregrine" or "Sponsor" or "Global Co-ordinator"	BNP Paribas Peregrine Capital Limited acting as the sole global co-ordinator, sole sponsor, joint bookrunner and joint lead manager of the Share Offer, a licensed corporation holding a licence under the SFO to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO.
"BVI"	The British Virgin Islands.
"CAGR"	Compound annual growth rate.
"CCASS"	The Central Clearing and Settlement System established and operated by HKSCC.
"CCASS Broker Participant"	A person admitted to participate in CCASS as a broker participant.
"CCASS Custodian Participant"	A person admitted to participate in CCASS as a custodian participant.

"CCASS Investor Participant"	A person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation.
"CCASS Participant"	A CCASS Broker Participant, CCASS Custodian Participant or a CCASS Investor Participant.
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a Chinese state-owned enterprise, whose establishment was approved by the SETC on 28th October, 1996, with registered capital of RMB6,611,950,000. It is the controlling shareholder of the Company and is under the direct administration of SASAC.
"China Shipping Agency"	China Shipping Agency Co., Ltd. (中海船務代理有限公司), a member of the China Shipping Group.
"China Shipping Group"	China Shipping and its subsidiaries (excluding the Group).
"CIETAC"	China International Economic and Trade Arbitration Commission.
"CMA-CGM"	Compagnie Maritime d'Affrètement and Compagnie Générale Maritime.
"Companies Ordinance"	The Companies Ordinance, Chapter 32 of the Laws of Hong Kong, as amended and supplemented from time to time.
"Company" or "CSCL"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC on 3rd March, 2004, or its predecessor. The Company has been registered in Hong Kong as an oversea company under Part XI of the Companies Ordinance.
"Connected Persons"	CS Agency (Bangkok), CS Agency (Indonesia), CSS, CS (Yangpu) Refrigeration, China Shipping, Dalian Terminal, Shanghai Puhai, Shanghai Terminal, the Regional Subsidiaries, West Basin and Zhanjiang Terminal.
"consideration ratio"	Has the meaning ascribed to such term under Rule 14.07(4) of the Listing Rules.
"Corporate Investor(s)"	Clever Venture Limited and Chow Tai Fook Nominee Limited.

"Corporate Placing"	The placing of 120,879,000 H Shares and such number of H Shares as shall equal the maximum number of Placing Shares that may be acquired with an aggregate amount of US$30 million at the Offer Price to Clever Venture Limited and Chow Tai Fook Nominee Limited respectively as part of the Placing, the details of which are set out in the section headed "Structure of the Share Offer — The Corporate Placing".
"COSCO"	China Ocean Shipping (Group) Company.
"CS Agency (Bangkok)"	China Shipping (Bangkok) Co., Ltd. (中國海運船務(曼谷)有限公司), which is owned as to 50% by China Shipping.
"CS Agency (Indonesia)"	PT Zhonghai Indo Shipping (中國海運(印尼)船務有限公司), which is owned as to 49% by China Shipping.
"CS Asia"	China Shipping Container Lines (Asia) Co., Ltd. (中海集裝箱運輸(亞洲)有限公司), a limited liability company incorporated in BVI and a wholly owned subsidiary of the Company.
"CS Cambodia"	China Shipping (Cambodia) Agency Co., Ltd., a limited liability company incorporated in Cambodia, in which China Shipping has an aggregate attributable shareholding interest of 81.4%.
"CS (Dalian)"	China Shipping Container Lines Dalian Company Limited (中海集裝箱運輸大連有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Guangzhou)"	China Shipping Container Lines (Guangzhou) Co., Ltd. (中海集裝箱運輸廣州有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Hainan)"	China Shipping Container Lines Hainan Company Limited (中海集裝箱運輸海南有限公司), a limited liability company incorporated in the PRC owned as to 40% by the Company with the remaining 60% ultimately controlled by China Shipping.
"CS (Hong Kong)"	China Shipping Container Lines (Hong Kong) Co., Ltd. (中海集裝箱運輸(香港)有限公司), a limited liability company incorporated in Hong Kong and a wholly owned subsidiary of the Company.

"CS (Hong Kong) Holdings"	China Shipping (Hong Kong) Holdings Co., Limited (中國海運(香港)控股有限公司), a limited liability company incorporated in Hong Kong and a wholly owned subsidiary of China Shipping.
"CS (Lianyungang)"	Lianyungang China Shipping Container Lines Co. Ltd. (連雲港中海集裝箱運輸有限公司), a limited liability company incorporated in the PRC and owned as to 90% by CS (Qingdao) and 10% by the Company.
"CS Logistics"	China Shipping Logistics Co., Ltd. (中海集團物流有限公司) a limited liability company incorporated in the PRC and a wholly owned subsidiary of China Shipping.
"CS (Qingdao)"	China Shipping Container Lines Qingdao Company Limited (中海集裝箱運輸青島有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Shanghai)"	China Shipping Container Lines Shanghai Co., Ltd. (中海集裝箱運輸上海有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Shenzhen)"	China Shipping Container Lines (Shenzhen) Co., Ltd. (中海集裝箱運輸深圳有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Tianjin)"	China Shipping Container Lines Tianjin Company Limited (中海集裝箱運輸天津有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Xiamen)"	China Shipping Container Lines Xiamen Co., Ltd. (中海集裝箱運輸廈門有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Yangpu)"	China Shipping Container Lines (Yangpu) Co., Ltd. (中海集裝箱運輸(洋浦)有限公司), a limited liability company incorporated in the PRC and is owned as to 90% by the Company and 10% by CS (Yangpu) Refrigeration.

"CS (Yangpu) Refrigeration"	China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd. (中海(洋浦)冷藏儲運有限公司), a limited liability company incorporated in the PRC and is owned as to 40% by the Company, 30% by CS Logistics and 30% by Suzhou Storage.
"CSDC"	China Shipping Development Company Limited (中海發展股份有限公司), a limited liability company incorporated in the PRC whose H shares and A shares are listed on the Stock Exchange and Shanghai Stock Exchange respectively, and is owned as to about 50.5% by China Shipping as at the Latest Practicable Date. The registered address of CSDC is 168 Yuanshen Road, Shanghai, the PRC.
"CSDC Announcement"	The announcement of CSDC dated 8th January, 2004 in relation to, amongst others, a resolution passed by the board of directors of CSDC confirming that CSDC will not exercise the CSDC Right before the expiry of the Prohibited Period.
"CSDC Bareboat Charters"	The bareboat charters as described in the section headed "Relationship with the China Shipping Group — Connected Transactions — CSDC Bareboat Charters".
"CSDC Right"	The right of CSDC granted by China Shipping pursuant to the Transfer Agreement under which CSDC may request China Shipping to sell all or part of the equity interest in the Company held by China Shipping to CSDC subject to and upon terms to be agreed (which would include the number of Shares to be transferred and the consideration for such transfer) between CSDC and China Shipping.
"CSHH"	China Shipping (Hainan) Haisheng Shipping & Enterprises Co., Ltd. (中海(海南)海盛船務股份有限公司), a joint stock limited company incorporated in the PRC whose A shares are listed on the Shanghai Stock Exchange and is owned as to about 38.7% by China Shipping as at the Latest Practicable Date.
"CSI"	China Shipping Industry Co., Ltd. (中海工業有限公司), a limited liability company incorporated in the PRC and a member of the China Shipping Group.
"CSRC"	*China Securities Regulatory Commission* (中國證券監督管理委員會).

"CSS"	China Shipping & Sinopec Suppliers Co., Ltd. (中石化中海船舶燃料供應有限公司), a limited liability company incorporated in the PRC jointly controlled by China Shipping and Sinopec Sales Company Limited (中國石化銷售有限公司) (i.e. owned as to 50% by each of them).
"CST (Shanghai)"	Shanghai China Shipping Telecommunications Systems Co., Ltd. (上海中海電信信息系統有限公司), a limited liability company incorporated in the PRC and a member of the China Shipping Group.
"C£"	Cyprus Pounds, the lawful currency of the Republic of Cyprus.
"Dalian Terminal"	Dalian Dagang China Shipping Container Terminal Co. Ltd. (大連大港中海集裝箱碼頭有限公司), which is owned as to 35% by China Shipping.
"Deed of Warranty and Indemnity"	The deed of warranty and indemnity dated 3rd June, 2004 entered into between the Company and China Shipping as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"DFI"	Dong Fang International Investment Limited (東方國際投資有限公司), a limited liability company incorporated in BVI and a wholly-owned subsidiary of China Shipping.
"Director(s)" or "Board of Directors"	Director(s) or the board of directors of the Company.
"Disposed Shares"	These consist of a 21.74% equity interest in China Shipping Storage (Shanghai) Co. Ltd. (上海中海倉儲運輸有限公司), a 20% equity interest in Xindongfang Container Storage (Qingdao) Co. Ltd. (青島新東方集裝箱儲運有限公司), a 12.5% equity interest in China Shipping Air Cargo Co. Ltd. (中海環球空運有限公司), a 10% equity interest in China Shipping Container Storage (Dalian) Co. Ltd. (大連中海集裝箱儲運有限公司), a 4% equity interest in China Shipping Terminal Development Co. Ltd. (中海碼頭發展有限公司) and a 3.96% equity interest in CS Logistics.
"Domestic Shares"	Ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in Renminbi.

"Drewry"	Drewry Shipping Consultants Ltd., an independent consulting and publishing company specialising in compiling shipping industry statistics.
"Effective Date"	20th October, 2003.
"EU"	The European Union.
"First Announcement"	The announcement of CSDC dated 10th September, 2002 in relation to the Transfer Agreement.
"First Master Container Management Agreement"	The master container management agreement dated 10th May, 2004 entered into between the Company, China Shipping, CS (Yangpu) Refrigeration and Shanghai Puhai as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"First Master IT Services Agreement"	The master IT services agreement dated 10th May, 2004 entered into between the Company and the China Shipping as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"First Master Loading and Unloading Agreement"	The master loading and unloading agreement dated 10th May, 2004 entered into between the Company, China Shipping, Shanghai Terminal, Zhanjiang Terminal and Dalian Terminal as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"First Master Liner and Cargo Agency Agreement"	The master liner and cargo agency agreement dated 10th May, 2004 entered into between the Company, China Shipping, CS Agency (Indonesia), CS Agency (Bangkok) and Shanghai Puhai as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"First Master Sub-route Agreement"	The master sub-route agreement dated 10th May, 2004 entered into between the Company, China Shipping and Shanghai Puhai as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"FMC"	The U.S. Federal Maritime Commission.
"Foreign Shares"	Ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than Renminbi.
"GAAP"	Generally accepted accounting principles.

"GDP"	Gross domestic product.
"Group"	The Company and its subsidiaries.
"Guangzhou Maritime"	Guangzhou Maritime Transport (Group) Co., Ltd. (廣州海運(集團)有限責任公司), a limited company incorporated in the PRC and a wholly owned subsidiary of China Shipping.
"HKIAC"	Hong Kong International Arbitration Centre.
"HKSCC"	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited.
"HKSCC Nominees"	HKSCC Nominees Limited.
"HK$" or "HK dollars" and "cents"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong.
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC.
"H Shares"	Foreign Shares in the share capital of the Company, with a Renminbi-denominated par value of RMB1.00 each, for which an application has been made for listing and permission to deal on the Stock Exchange, and which are subscribed for and traded in Hong Kong dollars.
"IMO"	The International Maritime Organisation.
"Inchon Ferry"	Shanghai Inchon International Ferry Co. Ltd. (上海仁川國際渡輪有限公司), a limited liability company incorporated in the PRC and owned as to 51% ultimately by China Shipping.
"Intercontinental Computer"	Intercontinental Computer Co., Ltd. (環州電腦有限公司), a limited liability company incorporated in BVI and owned as to 99% by CS Asia and 1% by CS (Hong Kong).
"International Underwriters"	The underwriters of the Placing whose names are set out in the section headed "Underwriting — Names of International Underwriters".
"International Underwriting Agreement"	The underwriting agreement relating to the Placing and to be entered into amongst the Company, Selling Shareholder and the International Underwriters on or around 10th June, 2004.
"Latest Practicable Date"	17th May, 2004, being the latest practicable date for the purpose of ascertaining certain information contained in this prospectus prior to its publication.

"LIBOR"	London Inter-bank Offer Rate
"Listing"	Listing of the H Shares on the Main Board of the Stock Exchange.
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
"Mandatory Provisions"	the Mandatory Provisions for the Articles of Association of Companies Seeking a Listing Outside the PRC (到境外上市公司章程必備條款) promulgated on 27th August, 1994 by the Securities Commission and the State Restructuring Commission, as amended, supplemented or otherwise modified from time to time.
"Master Agency Management Agreement"	The master agency management agreement dated 10th May, 2004 entered into between the Company and China Shipping as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Master Agreements"	The Master Agency Management Agreement, the Master Provision of Chassis Agreement, the Master Ground Container Transport Agreement, the First Master Liner and Cargo Agency Agreement, the Second Master Liner and Cargo Agency Agreement, the First Master Container Management Agreement, the Second Master Container Management Agreement, the Master Time Charter Agreement, the Master Bareboat Charter Agreement, the First Master Sub-route Agreement, the Second Master Sub-route Agreement, the Master Ship Repair Services Agreement, the Master Supply Agreement, the Master Provision of Crew Members Agreement, the First Master Loading and Unloading Agreement, the Second Master Loading and Unloading Agreement, the Master Depot Services Agreement, the First Master IT Services Agreement, the Second Master IT Services Agreement, the Master Provision of Commercial Vehicles Agreement, the Master Liner Services Agreement and the Products and Services Master Agreement.
"Master Bareboat Charter Agreement"	The master bareboat charter agreement dated 10th May, 2004 entered into between the Company, China Shipping and Shanghai Puhai as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".

"Master Depot Services Agreement"	The master depot services agreement dated 10th May, 2004 entered into between the Company, China Shipping, Shanghai Terminal and Zhanjiang Terminal as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Master Ground Container Transport Agreement"	The master ground container transport agreement dated 10th May, 2004 entered into between the Company and China Shipping as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Master Liner Services Agreement"	The master liner services agreement dated 10th May, 2004 entered into between the Company and China Shipping as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Master Provision of Chassis Agreement"	The master provision of chassis agreement dated 10th May, 2004 entered into between the Company and China Shipping as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Master Provision of Commercial Vehicles Agreement"	The master provision of commercial vehicles agreement dated 10th May, 2004 entered into between the Company and China Shipping as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Master Provision of Crew Members Agreement"	The master provision of crew members agreement dated 10th May, 2004 entered into between the Company and China Shipping as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Master Ship Repair Services Agreement"	The master ship repair services agreement dated 10th May, 2004 entered into between the Company and China Shipping as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Master Supply Agreement"	The master supply agreement dated 10th May, 2004 entered into between the Company, China Shipping and CSS as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".

"Master Time Charter Agreement"	The master time charter agreement dated 10th May, 2004 entered into between the Company, China Shipping and Shanghai Puhai as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Ministry of Commerce"	the Ministry of Commerce of the PRC (中華人民共和國商務部).
"Ministry of Communications" or "MOC"	the Ministry of Communications of the PRC (中華人民共和國交通部).
"Ministry of Finance"	the Ministry of Finance of the PRC (中華人民共和國財政部).
"MOFTEC"	the Ministry of Foreign Trade and Economic Co-operation of the PRC (中華人民共和國對外貿易經濟合作部) whose function was removed according to a resolution passed by the NPC on 10th March, 2003 and incorporated into the Ministry of Commerce.
"Morgan Stanley"	Morgan Stanley Dean Witter Asia Limited, which is acting as joint bookrunner and joint lead manager of the Public Offer, a licensed corporation holding a licence under the SFO to carry on type 1 (dealing with securities) and type 6 (advising on corporate finance) regulated activities under the SFO.
"MSA"	Maritime Safety Administration of the PRC (中華人民共和國海事局).
"MSIL"	Morgan Stanley & Co. International Limited, an affiliate of Morgan Stanley.
"Non-Competition Agreement"	The non-competition agreement entered into between China Shipping and the Company on 3rd June, 2004.
"NPC" or "National People's Congress"	the National People's Congress of the PRC (中華人民共和國全國人民代表大會), the *national legislative* body of the PRC.
"NSSF Council"	The National Social Security Fund Council of the PRC (全國社會保障基金理事會), an organisation authorised by the State Council and is responsible for the administration of the State's national social security fund.

"Offer Price"	The final offer price per Offer Share (exclusive of brokerage fee of 1%, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and Stock Exchange trading fee of 0.005%) of not more than HK$4.175 and expected to be not less than HK$3.175, such price to be agreed upon by the Selling Shareholder, the Company and the Public Offer Joint Lead Managers (on behalf of the Underwriters) at or before the Price Determination Time.
"Offer Shares"	The Public Offer Shares and the Placing Shares.
"Over-allotment Option"	The option to be granted by the Selling Shareholder and the Company to the Placing Joint Lead Managers exercisable by BNP Paribas Peregrine (with the prior consent of MSIL) on behalf of the Placing Joint Lead Managers pursuant to which the Selling Shareholder may be required to sell (subject and pursuant to the further approval and authorisation to be issued by SASAC and the NSSF Council respectively, and acting through the Company) up to an additional aggregate of 33,000,000 existing H Shares and the Company may be required to issue up to an additional aggregate of 330,000,000 new H Shares (in aggregate representing 15% of the H Shares initially being offered under the Share Offer) to cover over-allocations in the Placing, details of which are described in the section headed "Structure of the Share Offer".
"PBOC"	the People's Bank of China (中國人民銀行), the central bank of the PRC.
"percentage ratios"	Has the meaning ascribed to such term under Rule 14.04(9) of the Listing Rules.
"Placing"	The conditional placing of the Placing Shares by the International Underwriters with professional and institutional investors, the Corporate Investors and the Strategic Investor, together with a public offer without listing in Japan, at the Offer Price, as further described in the section headed "Structure of the Share Offer".
"Placing Joint Lead Managers"	BNP Paribas Peregrine and MSIL.
"Placing Shares"	The 2,079,000,000 H Shares being initially offered by the Company for subscription at the Offer Price pursuant to the Placing and the Sale H Shares together, where relevant, with any additional H Shares issued or sold pursuant to the exercise of the Over-allotment Option, the number of which is further subject to reallocation as described in the section headed "Structure of the Share Offer".

"Pledged Arrangement"	The loan arrangement as described in the section headed "Relationship with the China Shipping Group — Connected Transactions — Pledged Arrangement".
"PRC" or "China"	People's Republic of China and "Chinese" shall be construed accordingly. References in this prospectus to the PRC or China exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan.
"PRC Company Law"	the Company Law of the PRC (中華人民共和國公司法), enacted by the fifth session of the Standing Committee of the Eighth National People's Congress on 29th December, 1993, and became effective on 1st July, 1994, as amended, supplemented or otherwise modified from time to time.
"PRC government" or "Chinese government"	The central government of the PRC, including all governmental subdivisions (including provincial, municipal and other regional or local government entities).
"Price Determination Time"	On or about 6:00 a.m. on Thursday, 10th June, 2004 (Hong Kong time) on which the Offer Price is determined, or such later time as the Selling Shareholder, the Company and the Public Offer Joint Lead Managers (on behalf of the Underwriters) may agree, but in any event not later than 9:00 a.m. on Thursday, 10th June, 2004 (Hong Kong time).
"Products and Services Master Agreement"	The products and services master agreement dated 10th May, 2004 entered into between the Company and the Connected Persons (excluding West Basin) as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"profits ratio"	Has the meaning ascribed to such term under Rule 14.07(2) of the Listing Rules.
"Prohibited Period"	Three years from 3rd March, 2004, the date of conversion of the Company as a joint stock limited company under the laws of the PRC.
"Public Offer"	The offer for subscription of the Public Offer Shares to the public in Hong Kong at the Offer Price, subject to and in accordance with the terms and conditions set out in this prospectus and the related application forms.
"Public Offer Joint Lead Managers"	BNP Paribas Peregrine and Morgan Stanley.

"Public Offer Shares"	The 121,000,000 H Shares being initially offered by the Company for subscription at the Offer Price pursuant to the Public Offer (subject to reallocation as described in the section headed "Structure of the Share Offer" in this prospectus).
"Public Offer Underwriters"	The underwriters of the Public Offer whose names are set out in the section headed "Underwriting — Names of Public Offer Underwriters".
"Public Offer Underwriting Agreement"	The underwriting agreement dated 3rd June, 2004 relating to the Public Offer entered into amongst the Company, the Selling Shareholder and the Public Offer Underwriters.
"QIB"	A qualified institutional buyer within the meaning of Rule 144A.
"Regional Subsidiaries"	CS (Dalian), CS (Guangzhou), CS (Hainan), CS (Qingdao), CS (Shanghai), CS (Shenzhen), CS (Tianjin) and CS (Xiamen).
"Regulation S"	Regulation S under the Securities Act.
"Reorganisation"	The reorganisation arrangements undergone by the Company and China Shipping in preparation for the Listing as described in the paragraph headed "Reorganisation" under the section headed "Business" in this prospectus.
"revenue ratio"	Has the meaning ascribed to such term under Rule 14.07(3) of the Listing Rules.
"Rich Shipping"	Rich Shipping Company Limited, a company incorporated in Hong Kong with limited liability and a member of the China Shipping Group.
"Rich Shipping Logistics"	Rich Shipping Logistics Company Limited, a company incorporated in Hong Kong with limited liability and a member of the China Shipping Group.
"RMB" and "Renminbi"	The lawful currency of the PRC.
"Rule 144A"	Rule 144A under the Securities Act.
"SAFE"	the State Administration of Foreign Exchange of the PRC (中華人民共和國國家外匯管理局), the PRC governmental agency responsible for matters relating to foreign exchange administration.

"Sale H Shares"	A total of 220,000,000 H Shares to be converted from an equal number of Domestic Shares each held by the Selling Shareholder initially offered for sale by the Selling Shareholder (pursuant to the approval and authorisation issued by SASAC and the NSSF Council, and acting through the Company) as part of the Placing Shares at the Offer Price under the Placing.
"SASAC"	The State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會).
"Second Master Container Management Agreement"	The master container management agreement dated 10th May, 2004 entered into between the Company and the Regional Subsidiaries as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Second Master IT Services Agreement"	The master IT services agreement dated 10th May, 2004 entered into between the Company and the Regional Subsidiaries as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Second Master Liner and Cargo Agency Agreement"	The master liner and cargo agency agreement dated 10th May, 2004 entered into between the Company and the Regional Subsidiaries as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Second Master Loading and Unloading Agreement"	The master loading and unloading agreement dated 10th May, 2004 entered into between the Company and West Basin as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Second Master Sub-route Agreement"	The master sub-route agreement dated 10th May, 2004 entered into between the Company and the Regional Subsidiaries as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Securities Act"	The U.S. Securities Act of 1933, as amended from time to time.
"Securities Commission"	the Securities Commission of the State Council of the PRC (中華人民共和國國務院證券委員會), which was rescinded in March, 1998, whilst its functions were assumed by CSRC thereafter.

"Securities Law"	the Securities Law of the PRC (中華人民共和國證券法), enacted by the Standing Committee of the National People's Congress on 29th December, 1998 and which became effective on 1st July, 1999, as amended and supplemented from time to time.
"Selling Shareholder"	China Shipping (acting through the Company), which is offering the Sale H Shares and any additional H Shares pursuant to the exercise of the Over-allotment Option for sale subject and pursuant to the approval issued or to be issued by SASAC and the NSSF Council.
"SETC"	the State Economic and Trade Commission of the PRC (中華人民共和國國家經濟貿易委員會) whose function was removed according to a resolution passed by the NPC on 10th March, 2003. Its function was incorporated partly into Ministry of Commerce (商務部) and partly into SASAC.
"SFC"	Securities and Futures Commission of Hong Kong.
"SFO"	The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended and supplemented from time to time.
"Shanghai Haihong"	Shanghai Haihong Property Company Limited (上海海泓物業有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China Shipping.
"Shanghai Haixing"	Shanghai Haixing Shipping Company Limited (上海海興輪船股份有限公司), now known as CSDC.
"Shanghai Maritime"	Shanghai Maritime Transport (Group) Company (上海海運(集團)公司), a state-owned enterprise established in the PRC and a wholly owned subsidiary of China Shipping.
"Shanghai Puhai"	Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), a limited liability company incorporated in the PRC and owned as to 50% by the Company with the remaining 50% ultimately controlled by China Shipping.
"Shanghai Puhai Capital Injection Agreement"	The Shanghai Puhai capital injection agreement dated 10th May, 2004 entered into between the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".

"Shanghai Terminal"	Shanghai China Shipping Container Terminal Co. Ltd. (上海港中海集裝箱碼頭有限公司), which is owned as to 50% by China Shipping.
"Share Offer"	The Public Offer and the Placing.
"Shares"	Shares of the Company, including both Domestic Shares and Foreign Shares.
"Special Regulations"	The Special Regulations of the State Council on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies (國務院關於股份有限公司境外募集股份及上市的特別規定) promulgated by the State Council on 4th August, 1994, as amended, supplemented or otherwise modified from time to time.
"State"	The government authorities authorised to perform specified duties in the name of the PRC according to the PRC laws, including without limitation the NPC and the State Council.
"State Council"	The State Council of the PRC (中華人民共和國國務院).
"State Plans"	Plans devised, approved and implemented by the State relating to the economic and social development of the PRC.
"State Restructuring Commission"	The State Commission for the Restructuring of the Economic System of the PRC (中華人民共和國國家經濟體制改革委員會), abolished in 1998 pursuant to the Notice of the State Council regarding organisation structure (國務院關於機構設置的通知), and its functions were merged into the Restructuring Office of the State Council of the PRC (中華人民共和國國務院經濟改革辦公室).
"Stock Exchange"	The Stock Exchange of Hong Kong Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited.
"Strategic Investor"	Hutchison International Limited.
"Strategic Placing"	The placing of 241,758,000 H Shares to the Strategic Investor as part of the Placing, the details of which are set out in the section headed "Structure of the Share Offer — The Strategic Placing".
"Supervisor(s)"	Member(s) of the supervisory committee of the Company.

"Suzhou Storage"	Suzhou China Shipping Containers Lines Storage and Transportation Co., Ltd. (蘇州中海集裝箱儲運有限公司), a limited liability company incorporated in the PRC and is owned as to 10% by Rich Shipping with the remaining 90% ultimately controlled by China Shipping.
"Track Record Period"	The three years ended 31st December, 2003.
"Trademarks Licence Agreements"	4 trademark licence agreements dated 26th April, 2004, as amended by a supplemental agreement dated 10th May, 2004, and a trademark licence agreement dated 10th May, 2004, entered into between the Company and China Shipping as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions".
"Transfer Agreement"	The agreement regarding, inter alia, the transfer by CSDC of its 25% equity interest in the Company to China Shipping in consideration for RMB1 and the grant of the CSDC Right by China Shipping to CSDC, entered into between CSDC and China Shipping on 9th September, 2002.
"Underwriters"	The Public Offer Underwriters and the International Underwriters.
"Underwriting Agreements"	The Public Offer Underwriting Agreement and the International Underwriting Agreement.
"U.S." or "United States"	The United States of America, its territories, its possessions and all areas subject to its jurisdiction.
"U.S. Shipping Act"	The U.S. Shipping Act of 1984 as amended from time to time.
"US$" or "US dollars"	United States dollars, the lawful currency of the United States.
"West Basin"	West Basin Container Terminal LLC., which is owned as to 40% by China Shipping.
"WTO"	World Trade Organisation.
"Yangshan A"	Yangshan A Shipping Company Limited, a wholly owned subsidiary of the Company.
"Yangshan B"	Yangshan B Shipping Company Limited, a wholly owned subsidiary of the Company.

"Yangshan Time Charters"	The time charters as described in the section headed "Relationship with the China Shipping Group — Connected Transactions — Yangshan A and Yangshan B Time Charters" in this prospectus.
"Zhanjiang Terminal"	Zhanjiang China Shipping Container Terminal Co. Ltd. (湛江港中海集裝箱碼頭有限公司), which is owned as to 50% by China Shipping.
"km"	kilometres.
"sq.m."	square metres.

In this prospectus, unless otherwise stated, certain amounts denominated in Renminbi have been translated into HK dollars or US dollars at an exchange rate of RMB1.06=HK$1.00 or RMB8.28=US$1.00 respectively for illustration purpose only. Such conversions shall not be construed as representations that amounts in Renminbi were or may have been converted into HK dollars or US dollars at such rates or any other exchange rates.

GLOSSARY OF TECHNICAL TERMS

This glossary contains explanations of certain terms used in this prospectus in connection with the Company and its business. These terminologies and their given meanings may not correspond to those standard meanings and usage adopted in the industry.

"bareboat charter"	A form of charter where the vessel owner only supplies the vessel, while the charterer is responsible for obtaining insurance on the vessel, the auxiliary vessel equipment, supplies and maintenance and the operation and management of the vessels and all costs of operation, and the charterer occupies, uses and operates the vessel during a predetermined period and pays the vessel owner charter rates during that time.
"bill of lading"	A document issued by or on behalf of the carrier as evidence of a contract of goods shipped and that the goods have already been received and loaded by the carrier. The document contains information relating to the kind and quantity of goods, the shipper, the consignee, the ports of loading and discharge and the carrying vessel.
"cargo manifest"	Shipping document, listing the contents on the vessel together with the names of shippers and consignees.
"carrier"	The individual or organisation who transports passengers or goods for a profit.
"charter"	The chartering or hiring of a vessel for a certain purpose at a fixed rate for a fixed period of time or for a designated voyage.
"consignee"	The person named in the bill of lading as the person to whom the goods will be delivered in a shipment.
"consignment"	Goods or property sent, by the aid of a common carrier, from one person in one place to another person in another place.
"consignor" or "shipper"	The person named in a bill of lading as the person requesting his goods to be shipped by the carrier.
"container"	A weatherproof box designed for shipment of freight.
"container cargo"	Cargo carried in containers.
"customs clearance"	The process of clearing imports and exports through customs.

GLOSSARY OF TECHNICAL TERMS

"customs declaration"	Application to the customs for the purpose of clearing imports and exports.
"depot"	Container yards located outside terminals for stacking of containers.
"FEU"	Forty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 40 feet, height of 8 feet and 6 inches and width of 8 feet.
"integrated logistics"	A comprehensive, system-wide view of the entire supply chain as a single process, from raw materials supply through finished goods distribution. All functions that make up the supply chain are managed as a single entity, rather than managing individual functions separately.
"inventory management"	The process of ensuring the availability of products through inventory administration.
"joint service"	Under this arrangement, a group of shipping companies each contributes a certain number of vessels in a jointly operated trade lane. For details of such arrangements, please refer to the section headed "Business — Joint Services and Slot Charters".
"liner"	A vessel sailing between specified ports on a regular basis.
"multimodal transportation"	Carriage of goods by more than one mode of transport.
"NVOCC"	Non-Vessel Operating Common Carrier, a shipping industry term meaning a carrier which does not own or operate vessels and is engaged in the provision of shipping services, normally issuing a house bill of lading.
"ocean freight collect"	A mode of payment for the shipment of goods in which the consignee is responsible to pay for the ocean freight expenses. For details of this arrangement, please refer to the section headed "Business — Sales and Marketing — Pricing policies and payment".
"pilotage"	The act of navigating a vessel into and out of a port or through dangerous waters and charges relating thereto.

GLOSSARY OF TECHNICAL TERMS

"prepaid cargo"	A mode of payment for the shipment of goods in which the shipper is responsible to pay for the ocean freight expenses. For details of this arrangement, please refer to the section headed "Business — Sales and Marketing — Pricing policies and payment".
"slot exchange and purchase"	An arrangement under which one container shipping company will make available container space on one of its vessels to another container shipping company. Shipping companies may exchange slots, or one shipping company may purchase or rent slots from its partners under the same or different arrangement. For details of such arrangements, please refer to the section headed "Business — Joint Service and Slot Charters".
"space booking"	Prior arrangements with a carrier for the carriage of a specific volume freight (i.e., a space reservation).
"stevedore"	Also referred to as a "longshoreman", a terminal operator who is designated to facilitate the operation of loading and discharging vessels and various other related operating activities.
"TEU"	Twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.
"time charter"	A form of charter where the vessel owner charters a vessel to the charterer for a particular period of time. During such period, the charterer is responsible for the regulation and operation of the vessel and for fees such as fuel costs, port fees and towage costs. The vessel owner is only responsible for manning the vessel and paying crew salaries and other fixed costs, such as maintenance, repairs, insurance and depreciation.

Investors should consider carefully all of the information set out in this prospectus and, in particular, should evaluate the following risks in connection with an investment in the equity securities of the Company, certain of which are not typically associated with investing in equity securities of companies from Hong Kong or other economically advanced jurisdictions.

The Directors believe that there are certain risks involved in the Group's operations. They can be categorised into: (i) risks relating to the industry; (ii) risks relating to the Group; (iii) risks relating to the PRC; and (iv) risks relating to the Share Offer.

RISKS RELATING TO THE INDUSTRY

The cyclical nature of the container shipping industry could have an adverse effect on the Group's business

Historically, the financial performance of the container shipping industry has been cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, container shipping services. The level of shipping capacity is a function of the number and size of vessels in the world fleet, their deployment, the delivery of new vessels and the scrapping of older vessels. The demand for container shipping services is influenced by, among other factors, global and regional economic conditions, currency exchange rates, the globalisation of manufacturing, fluctuation in the levels of global and regional international trade, regulatory developments and changes in sea-borne and other transportation patterns. Changes in the demand for container shipping services are difficult to predict. Decreases in such demand and/or increases in container shipping capacity could lead to significantly lower freight rates, reduced volume or a combination of the two, which would have a material adverse effect on the Group's business, financial condition and results of operations. The Directors believe that the cyclical nature of the industry was one of the key contributing factors to its history of operating losses in certain years since its inception in 1997 (except in 2000 and 2003). Although the container shipping market has recovered significantly from the adverse impact of 11th September attack and the global economic downturn starting in 2001, there can be no assurance that this recovery will continue in the years to come.

The Group's results of operations are affected by global trading volumes and economic, financial and political conditions

The Group's results of operations are affected by the volume of its business which in turn depends on worldwide trade volumes as well as the import and export volumes of China. Global trade volumes and Chinese import and export volumes will be affected by changes or developments in global economic, financial and political conditions, which are outside the Group's control. In particular, an economic slowdown in the PRC and/or globally may materially and adversely affect the Group's financial position and future prospects. Other extraneous factors, such as impositions of trade restrictions, sanctions, boycotts and other measures, trade disputes and work stoppages, particularly in the transportation services industry, and acts of war, hostilities, epidemics or terrorism, could adversely affect trading volumes and lead to a material decline in the demand for the Group's services and the results of operations of the Group will be adversely affected.

If global container shipping capacity grows faster than demand for container shipping services, over-capacity will result and the Group's business may be harmed; *additionally, because the Group intends to significantly increase its fleet's operating* capacity over the next several years, it may be more sensitive to supply and demand imbalances

Global container shipping capacity is expected to continue to increase by 2005. Furthermore, some industry experts believe that starting in 2005 worldwide effective capacity may grow faster than demand for container shipping services. This could lead to over-capacity in the global container shipping market. There can be no assurances that there will not be over-capacity before 2005. Should any of the Group's markets face over-capacity, the Group may be forced to lower its freight rates or suffer lower shipping volume and its business, financial condition and results of operations may be harmed.

The Group expects that its operating capacity will increase to 257,000 TEU by the end of 2004, to 332,000 TEU by the end of 2005, to 386,000 TEU by the end of 2006 and to 434,000 TEU by the end of 2007. Additionally, the Group's fixed costs will grow correspondingly with its operating capacity. As a result, the Group will require increasingly higher shipping volume and revenue to pay for its higher fixed costs. Should demand in the Group's markets fail to keep pace with its fleet's operating capacity, the Group's business, financial condition and results of operation will be harmed.

The Group operates in a highly competitive industry and if the Group does not compete successfully, its business growth and results of operations may be adversely affected

The worldwide container shipping business is highly competitive, with over 450 carriers operating around the world. Barriers to entry are relatively low for existing container shipping companies wishing to enter, or expand their presence in, a new market or new trade lane. Carriers compete based on price, frequency of service, transit time, port coverage, service reliability, container availability, inland operations, quality of customer service, value added services and other customer requirements. There is strong competition in the international markets and trade lanes the Group currently operates in, and the Group expects that current competitive pressures within the container shipping industry will continue.

The Group currently benefits from restrictions on non-Chinese carriers that operate within China; if these restrictions are relaxed due to China's obligations under the WTO or otherwise, the Group's business may be harmed

Non-Chinese carriers are currently prohibited from operating domestic container shipping and international-domestic feeder services in China (however, non-Chinese carriers are allowed to set up Chinese-registered foreign investment enterprises, which may operate such services in China if they obtain the proper licence). The Group currently operates domestic container shipping and international-domestic feeder services in China, which together provided 6.8% of its total revenue in 2003. There can be no assurance that the current

prohibition on non-Chinese carriers will continue in the future. Should China further open its domestic container shipping and international-domestic feeder market to non-Chinese carriers, greater competition could ensue which could lead to lower freight rates and less revenue for the Group.

Additionally, as a member of the WTO, China has committed to lowering trade barriers (including non-tariff barriers) in various markets gradually. Should China commit to lowering effective barriers to the market for its container shipping related services, the Group could face greater competition and lower freight rates.

The Group's business is seasonal

The Group's business is seasonal due to the impact of holidays on demand for consumer goods, seasonal cycles for agricultural products and other factors. Although peak shipping periods differ in some of the markets in which it operates, historically revenue and operating income have generally been lower during the first half of each year and higher in the second half of the year. However, some of its costs are fixed and cannot be adjusted for seasonality. There can be no assurance that future seasonality in revenue, operating income and working capital requirements will not have a material adverse effect on the Group's business, financial condition and results of operations.

Increases in marine fuel prices could increase the Group's operating costs

In 2002 and 2003, the cost of marine fuel accounted for about 13.7% and 15.7% of the Group's total operating costs. The cost of marine fuel is subject to many economic and political factors which are beyond the Group's control. Certain factors such as the rising global demand for crude oil and the slower than anticipated resumption of exports of petroleum oil from Iraq may result in upward pressure on the price of marine fuel. An increase in the cost of marine fuel could adversely affect the business, results of operations and financial condition of the Group in the event that it is not able to increase freight rates or otherwise recover fuel cost increases from customers.

Increases in port fees and stevedoring expenses could increase the Group's operating costs

Pursuant to relevant terminal port agreements entered into between the Group and the relevant stevedoring companies, stevedoring expenses are charged by the relevant stevedoring companies to each shipping company for the use of its labour and the stevedoring facilities. The terms of these agreements with regard to overseas ports generally range from six months to three years whereas most of the agreements relating to domestic ports have a term of one year. Unless the parties decide otherwise, some of these agreements can be automatically renewed upon expiration of the previous term. In 2003, the stevedoring expenses and port fees of the Group accounted for about 27.8% and 8.3% of the Group's operating costs respectively. Port fees and stevedoring expenses in China may increase in the

near future. Any increase in such fees and expenses could adversely affect the business, results of operations and financial condition of the Group in the event that it is not able to increase freight rates or otherwise recover such fees and expenses increases from its customers.

Most of the Group's business revenue is derived from the shipment of goods from China to various overseas markets, so a decrease in the level of China's exports of goods or an increase in trade barriers to China's exports will have a material adverse impact on the business of the Group.

There are many more goods exported out of China than are imported. Accordingly, most of the Group's container shipping business revenue is derived from the shipment of goods from China to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China based exporters could have a material adverse effect on the Group's business. With the cancellation or cut in some of the rates of export tax refund by the Chinese government effective from 1st January, 2004, the growth rate of China's exports may be adversely affected.

Furthermore, increasing trade protectionism in the markets that the Group serves has caused an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China. These increases also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

The Group's most recent survey shows that the exports of six large industries — agricultural products, light industry products, machinery and electronic products, textile garments, mineral products and medical and health products — have all been affected by these barriers, with agricultural products being the hardest hit. In addition, the expenses borne by Chinese export enterprises as a result of foreign technical trade barriers, seems to be increasing. For example, the United States has implemented measures targeted at safeguarding domestic textile products. Furthermore, governments in China's export destinations (including prominently the United States) are receiving increasing pressure from domestic interest groups such as labour organisations to raise trade barriers against China and to prevent domestic companies from setting up outsourcing programs in China. Any increased trade barriers or restrictions on trade with China would have an adverse impact on the Group's business, operating results and financial condition.

Changes in anti-trust immunities could adversely affect the Group

Certain types of agreements among carriers are exempted from anti-trust legislation in many countries. These exemptions are important to those carriers who have formed strategic global alliances as well as to other carriers, including the Group, primarily in respect of joint service, conference and rate discussion agreements. Recent legislative and case law developments in the United States, Canada and particularly in Europe have gradually eroded and narrowed such exemptions. In February 2002, the European Commission announced that it would study and re-assess the justifications for the existing anti-trust exemptions. In April

2002, the Organisation for Economic Co-operation and Development published a report suggesting that member countries should seriously consider removing anti-trust exemptions for common pricing and rate discussion. The EU Commission is currently reviewing the application of anti-trust exemptions to liner conference in the EU and it is understood that the Commission is now aiming to publish its preliminary conclusions later in 2004, probably in the final quarter of the year. Additionally, three decisions issued by the European Court of First Instance on 28th February, 2002 held that the immunities contained in the EC Reg. 4056/86 relating to certain rate fixing agreements apply only to port-to-port services, and do not permit fixing of tariffs for the inland leg of multimodal services. If any of such anti-trust exemptions were to be eliminated or significantly narrowed, it could materially adversely affect the container shipping industry and the Group's business, financial condition and results of operations.

Changes in environmental and other regulations could adversely affect the Group

The Group's operations are subject to a wide variety of international, national and local laws and regulations and international agreements, governing maritime operations, environmental protection, the management, transportation, discharge and release of hazardous substances and human health and safety, all of which are subject to change at any time.

The Group is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills or other pollution incidents. Although the Group has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims or any increase in insurance premiums in the future will not have a material adverse effect on its business, financial condition and results of operations.

In addition, the Group may incur substantial additional costs in order to comply with existing and future environmental and other regulatory obligations including costs relating to air emissions, maintenance and inspection, elimination of tin-based paints, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. Furthermore, the Group is required regularly to renew various licences relating to its business and vessels, requirements that international and PRC regulatory bodies are gradually making more stringent. Currently, there can be no assurance that these licences may be renewed nor can there be any certainty of the amount of costs involved for renewing them. Any failure by the Company to renew the relevant licences or to control the costs involved in complying with the licence conditions could have a material adverse effect on its business, financial condition and results of operations.

Increased inspection procedures and tighter import and export controls could increase the Group's operating costs and cause disruption to the Group's business

International container shipping is subject to various security and customs inspection and related procedures ("Inspection Procedures") in countries of origin and destination as well as at transhipment points. Such Inspection Procedures can result in the seizure of containers or their contents, delays in the loading, offloading, transhipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers (and, in some cases, carriers such as the Group).

Furthermore, a new scheme was introduced by the United States that requires ocean carriers to transmit cargo manifests for cargo being shipped on container vessels to the United States 24 hours in advance of loading at non-U.S. ports. The EU is also considering enhanced safety measures which have been adopted by some Member States of the EU already. The European Commission proposed a draft regulation amending Regulation 2913/92 and establishing the Community Customs Code on 24th July, 2003. Under this proposal, a pre-arrival declaration must be lodged 24 hours before goods are presented to customs. The proposal is currently under review by the EU institutions and interested parties are providing input into the legislative process. The U.S. scheme and the proposed EU scheme, if adopted, will cause an increase in the operating costs of shipping companies and will restrict the flexibility of regular cargo vessel services.

Labour interruptions could disrupt business

The Group's operations are reliant upon stevedores and outside labour employed by the stevedores at most of the ports at which its vessels call. Industrial action or other labour unrest with respect to such outside labour could prevent or hinder the loading and unloading of the Group's vessels, which, if not resolved in a timely manner, would have a material adverse effect on its business. These actions are impossible for the Group to predict or control.

Increased anti-terrorism measures could increase the Group's operating costs and cause disruption of its business

The formation of a trade customs anti-terrorism alliance has increased the complexity faced by the various sectors involved in container transportation. Following the ratification of the SOLAS amendments and the Public Security of International Ships and Port Facilities Regulations by China, expenses related to anti-terrorism efforts and operation risks are likely to increase significantly. Furthermore, any negligence by the Group in its operations may result in significant monetary penalties and reprimands for its vessels. According to a forecast by the Organisation for Economic and Co-operation Development in July 2003, these newly required safety measures to protect against the threat of terrorism in open waters will require carriers to invest a preliminary amount of at least US$13 billion and lead to an extra US$730 million in yearly expenditures for the entire container shipping industry.

Moreover, the U.S. Department of Homeland Security has determined that the IMO's International Ship and Port Facility Security Code (the "IMO ISPS Code"), which will become effective 1st July, 2004, will satisfy its mandates to assess the effectiveness of the anti-terrorism measures maintained at foreign ports under the Maritime Transportation Act of 2002 ("MTSA"). The Department of Homeland Security's U.S. Coast Guard has outlined its approach to implementing these aspects of the MTSA. Under the U.S. Coast Guard's measures, teams must visit port areas, including non-U.S. ports, to assess the anti-terrorism measures in place at such facilities. If assessors are denied access, the U.S. Coast Guard can subject vessels that called at that port to additional enforcement actions, including denial of entry into U.S. waters. Measures may also be taken with respect to ports which are found to be non-compliant with the IMO ISPS Code. Under the MTSA, a country has 90 days from the date of notification to achieve compliance. If, after that time corrective action has not been taken, vessels arriving in the United States from ports in that country can be subject to additional measures, which can be imposed immediately if the non-compliance in the country is material enough. Such measures may include, among others, at-sea boarding prior to entry into port; controlling the vessel's movement; armed escort; comprehensive security inspection and denial of entry. These measures will remain in place until the country demonstrates compliance. There can be no assurance that any of the ports from which the Group operates will meet the IMO ISPS Code. However, if the Group were to operate from ports that, after 1st July, 2004, do not meet the IMO ISPS Code and its vessels were subject to U.S. Coast Guard measures, the Group's operating costs could increase and its business could be disrupted.

Furthermore, the IMO ISPS Code also requires that, as of 1st July, 2004, each vessel adopt and file with relevant regulators a "vessel security plan", subject to certain exemptions (including but not limited to minimum size thresholds). In the United States, foreign-owned vessels that are not otherwise exempt are excepted from this requirement to file such a vessel security plan with the US Coast Guard so long as, among other things, such vessels have a valid International Ship Security Certificate. Responsibility for compliance with these requirements falls on the owners of such vessels, including those from whom the Group has time chartered in certain vessels currently in the Group's fleet. As at the Latest Practicable Date, the Directors believe that 49 of the Group's owned or bareboat chartered in vessels are already compliant and that 4 more will be so before 1st July, 2004. In light of the pending deadline, the Group is currently in the process of seeking confirmation from third party owners of vessels which it time charters in, to confirm their current compliance or compliance timetable. Timely compliance with this requirement is important because, according to the US Coast Guard, non-compliance after 1st July, 2004 will subject a vessel to a range of compliance and control measures, which could include denial of entry into port or other significant delays. These delays or other sanctions could be applied to vessels that the Group time charters in if they are not compliant, even though compliance is not technically the Groups' responsibility. There can be no assurance that all the vessels in the Group's fleet, particularly those that are time chartered in, will be so compliant by the 1st July, 2004 deadline. Any failure to comply therewith by one or more vessels, could lead to delays or other sanctions which may have a material adverse impact on the Group's business.

The Group's insurance costs may increase and it may not be able to obtain full insurance coverage in the future

The cost of the Group's insurance coverage may increase, which would increase the Group's overall operating costs. Additionally, higher insurance costs may force the Group to reduce its policy limits or agree to certain exclusions from coverage, and it may not be able to purchase or renew insurance policies on commercially favourable terms or at all. If the Group is forced to reduce, or prevented from obtaining or renewing, insurance coverage with respect to the occurrence of certain accidents or casualties, it could be exposed to heavy losses in the event that any damages result from such an occurrence.

RISKS RELATING TO THE GROUP

The Group has a history of operating losses that may continue

The Group has experienced annual operating losses since its inception in 1997, except in 2000 and 2003. There can be no assurance that these operating losses will not recur or the Group will be able to generate and sustain revenue growth and profitability in the future. The Group's results of operations may fluctuate as a result of a number of factors, many of which are beyond its control. These factors include, among others, the cyclicality of the container shipping industry and the growth rate of the markets into which the Group sells its services. If the Group is unable to sustain profitability, its share price may be affected.

Government control of currency conversion or future movements in exchange rates may adversely affect the financial condition and operating results of the Group

The Group operates internationally and is exposed to foreign exchange risk arising from various currencies primarily with respect to the US dollar. In 2003, about 90.4% of the Group's revenue was received in foreign currencies and about 9.6% was received in Renminbi. About 73.8% of operating expenses in 2003 were paid in foreign currencies and about 26.2% were paid in Renminbi. As such, any revaluation of the Renminbi may have a significant impact on the Group's revenue and profit.

The value of the Renminbi is subject to changes in the Chinese government's policies and depends to a large extent on domestic and international economic and political developments, as well as supply and demand in the local market.

Since 1995, the conversion of Renminbi into foreign currencies, including Hong Kong and US dollars, has been based on rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and with reference to current exchange rates on the world financial markets. Since then, including the period of the Asian financial crisis of 1997-1998, the official exchange rate for the conversion of Renminbi to US dollars has generally been stable. However, there can be no assurance that such exchange rate will remain stable in the future. Although the Chinese government has reiterated its

intention to maintain the stability of its currency, there can be no assurance that the value of the Renminbi will not be appreciated or that other measures will not be introduced to address the concerns of its trading partners. Such appreciation of the Renminbi will reduce the price competitiveness of Chinese goods thus reducing the level of China's exports.

Also, there can be no assurance that the Renminbi will not be subject to devaluation. Any devaluation of the Renminbi could adversely affect the value of an investment in the H Shares and of any cash dividends on the H Shares since the Group's profits and dividends will be expressed in Renminbi while the dividends to be declared to holders of H Shares will be settled in Hong Kong dollars by the Company. Furthermore, a devaluation of the Renminbi will affect the ability of the Group to settle its foreign exchange denominated operating expenses and will make its future capital expenditures including the purchase price and the majority of vessels that the Group has agreed to buy between 2004 and 2007, which are primarily denominated in US dollars, but paid in Renminbi, increasingly costly. This may also generally increase the Group's operating costs. This impact would adversely affect the business, financial condition and operating results of the Group and significantly impact the Group's revenue and profit.

Furthermore, foreign exchange transactions under the capital account of the Company, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect the ability of the Group to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. Under China's existing foreign exchange regulations, following the completion of the Share Offer, the Company will be able to pay dividends in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, there can be no assurance that the above foreign exchange policies regarding payment of dividends in foreign currencies will continue.

Under the current foreign exchange control system, there is no guarantee that sufficient foreign currency will be available at a given exchange rate to satisfy the demand of a particular enterprise in full. There is also no assurance that shortages in the availability of foreign currency will not restrict the Company's ability to obtain sufficient foreign currency to pay dividends on the H Shares or to satisfy its other foreign currency needs.

The Group will likely to continue to expand its operations internationally and its exposure to fluctuations in the exchange rate between the US dollar, Renminbi and other currencies, and the uncertainty regarding availability of foreign currencies, whether as a result of the change in economic or political or governmental policy factors, may increase which may have a material adverse effect on the Group's business, financial condition and results of operations. The Company has not entered into any agreements to hedge its exchange rate exposure, and there can be no assurance that the Company will be able to enter into such agreements on commercially reasonable terms in the future. Accordingly, there can be no assurance that future exchange rate fluctuations between certain other currencies and the US dollar will not have a material adverse effect on the Company's business, financial condition and results of operations.

If the Group was unable to maintain the continuity of its relationship with the China Shipping Group, its business result may be affected

Since it was founded by China Shipping in 1997, the Group has maintained a close business relationship with China Shipping and the China Shipping Group. For example, the China Shipping Group currently maintains a number of supplies and services arrangements with the Group that are, individually, significant and collectively essential to the Group's business and operations. These include but are not limited to the following services: (i) the China Shipping Group provides sales agency services to the Group in a large proportion of its markets outside of China and Hong Kong (as well as 4 smaller markets in China, including Shantou, Beihai, Fangcheng and Zhanjiang), (ii) the Group leases about 47.7% of its containers (in terms of TEU as at 31st March, 2004) from DFI, a member of the China Shipping Group and (iii) the Group contracts with the China Shipping Group to provide the crew that the Group uses on its owned and bareboat chartered vessels. Please refer to the section headed "Relationship with the China Shipping Group — Connected Transactions" for details of these arrangements. If one or more of these commercial arrangements between the Group and the China Shipping Group were to be terminated or the terms of these arrangements otherwise altered, the Group's business may be affected as it may not be able to immediately replace such products or services or, even if replacement suppliers or services are immediately located, the terms offered may be less favourable than the ones currently offered by members of the China Shipping Group. In relation to China Shipping's termination rights of the connected transactions arrangements, China Shipping does not have the right to terminate the relevant Master Agreements during the initial 3 year term. After the expiry of such three year term, it may terminate the relevant Master Agreements by giving 3 month's prior written notice. Additionally, pursuant to its Trademark Licence Agreements with China Shipping, should a change of control occur whereby China Shipping is no longer the Group's controlling shareholder, the Group will lose its right to use the China Shipping trademark.

The loss or significant reduction in orders from the Group's major customer may significantly reduce the Group's sales

For each of the three years ended 31st December, 2003, the Group's biggest customer was a member of the China Shipping Group. Sales to such member of the China Shipping Group amounted to about 7.3%, 9.8% and 8.6% of the Group's turnover in 2001, 2002 and 2003, respectively and it has been the Group's single largest customer in the North American market during those years. If, in the future, the China Shipping Group does not purchase the Group's shipping services at all, or purchases less than it did in the past or otherwise alters its purchasing patterns, the Group's sales could be significantly reduced and its business adversely affected. Furthermore there can be no assurance that if the China Shipping Group were to stop purchasing shipping services from the Group, or significantly reduce its purchases, the Group would be able to find another comparable customer (or one who would purchase the Group's services on comparable terms) in a timely manner or at all.

The exercise of the CSDC Right after the Prohibited Period may lead to a change in the controlling shareholder of the Company which may have a material adverse impact on the Group

On 9th September, 2002, pursuant to the Transfer Agreement, CSDC (which at the Latest Practicable Date about 50.5% of which was owned by China Shipping) transferred its 25.0% equity interest in the Company to China Shipping for a consideration of RMB1. China Shipping further granted CSDC a right to request China Shipping sell all or part of the equity interest in the Company held by China Shipping to CSDC subject to and upon terms to be agreed (which would include the number of Shares to be transferred and the consideration for such transfer) between CSDC and China Shipping.

On 10th January, 2004, CSDC confirmed to China Shipping that it will not exercise the CSDC Right before the expiry of the Prohibited Period. In the event that CSDC exercises the CSDC Right after the expiry of the Prohibited Period, China Shipping and CSDC shall negotiate the terms for any transfer of Shares proposed by CSDC. Assuming that the terms of such transfer can be agreed between CSDC and China Shipping, it is possible that CSDC may replace China Shipping as the controlling shareholder of the Company. Furthermore, as the Company's largest shareholder, and subject to its articles and association and applicable laws and regulations, CSDC will be able to influence major policy decisions, including the Group's overall strategic and investment decisions. The interests of CSDC could conflict with the interests of the other shareholders of the Company. Accordingly, CSDC may take actions that favour its own interests and which may not be in the best interests of the other shareholders of the Company.

Under the U.S. Shipping Act, the Group may be subject to certain restrictions relating to the rates, charges, classifications, rules or regulations it can apply to its U.S. trade lanes because it is majority-owned by a state-owned entity; some of the Group's competitors are not subject to such restrictions, which may give them a competitive advantage in the U.S. market

The Group is classified as a "controlled carrier" for the purposes of the U.S. Shipping Act because a majority portion of the interest in the Group has been and following the Share Offer will continue to be controlled by China Shipping, which is a state-owned entity. Controlled carriers are subject to special oversight by the FMC.

Under the U.S. Shipping Act, carriers serving U.S. ports may offer transport services to customers either through semi-confidential service contracts or through publicly available tariffs. The U.S. Shipping Act requires carriers to publish their tariff rates and certain contract terms. Tariff rates are usually made available to the public through the internet. The U.S. Shipping Act requires controlled carriers to publish any increase or decrease to their tariff rates 30 days in advance. The Group, along with several other Chinese controlled carriers, has been granted an exemption and may reduce its tariff rates immediately upon publication, although the FMC has retained the right to revoke the Group's exemption subject to the requirements of the U.S. Shipping Act. There currently can be no assurance that the Group will be able to maintain its exemption from the restrictions on controlled carriers under the U.S.

Shipping Act. Furthermore, under the U.S. Shipping Act, the FMC may at any time after notice and hearing prohibit controlled carriers like the Group from publicising or using any rates, charges, classifications, rules or regulations in regards to U.S. trade lanes that the FMC finds to be unjust or unreasonable.

The Group's U.S. trade lanes are among its most important trade lanes in terms of revenue. Limitations on the Group's ability to change its rates, charges, classifications, rules or regulations in its U.S. trade lanes may reduce the Group's competitiveness in its U.S. trade lanes.

The Group's future success depends on its ability to achieve and manage growth

A principal component of the Group's strategy is to continue to grow by building up the capacity of its fleet and expanding its business in the geographic areas and markets where it is currently focused and into new geographic areas and markets. The Group's future growth will depend upon a number of factors, both within and outside of its control, including but not limited to its ability to manage expansion, its ability to obtain any required financing, and its ability to achieve operational efficiencies, in addition to the cyclical or seasonal factors affecting the container shipping business. The Group may not successfully manage its growth or expand its operations at all. This could ultimately have a material adverse effect on its business, financial condition and results of operations.

To the extent that its operations continue to expand, the Group may need to increase the number of its employees and the scope of its operational and financial systems to handle increased complexity and expanded geographic area of its operations. There can be no assurance that the Group will be able to retain and attract qualified management and employees or that its current operational and financial systems and controls will be adequate as it grows. This could ultimately have a material adverse effect on its business, financial condition and results of operations.

The Group's core business management system, the Tradeship system, may not be sufficient to handle the Group's growing operations; the Group will be unable to modify the program applications used to operate it

The Directors believe that the Group may have to upgrade or change its core business management system, the Tradeship system, going forward in order to meet the increasing needs of its growing business. The functions of the Tradeship system include, amongst others, the generation of quotations and freight documentation for the Group's customers, management of cargo booking data and the tracking of container movements. Any modification of the Tradeship system can be carried out for any of the following three aspects of the system: hardware, the database platform and the program applications. The Directors believe the Group is capable of upgrading either of the first two aspects. Because the Tradeship system originally was not sufficient to fulfil the Group's needs, the Group upgraded the system's hardware, database platform and program applications.

In relation to the Tradeship system's program applications, since the Group lacks the necessary source code and the maker of the Tradeship system no longer operates, the Group will be unable to modify those programs. Rather, the Group will be required to find adequate replacement programs. There can be no assurance that the Group will be able to develop its own adequate replacement system or otherwise be able to obtain an adequate replacement from a third party on commercially reasonable terms. As the Group grows, the Tradeship system will inevitably be required to handle more data. If, for any reason, the Tradeship system's applications cannot be replaced, the normal operations of the business management system of the Group may be adversely affected. This will affect the ability of the Group to generate, control, manage and track data and information relating to its containers, cargo bookings and its customers. Any such failure could have a material adverse effect on the Group's business, financial condition and results of operation.

Container shipping is a capital intensive industry and the sources and conditions of the Group's future financing are uncertain

The Group operates in a capital intensive industry that requires a substantial amount of capital expenditures and other long-term committed expenditures, including but not limited to those relating to the purchase, construction and charter of vessels. As at 30th April, 2004, the Company has ordered 24 vessels for purchase. These vessels are expected to be delivered between 2004 and 2007. As at 30th April, 2004, US$478.1 million had been paid for the purchase of these new vessels and a further US$811.6 million was committed, subject to the completion of certain milestones related to their construction. Additionally, the Group will time charter an additional 13 vessels with terms of up to 12 years with total additional annual rental of about US$123.7 million to be paid by the Group for the charter of those vessels.

The Group expects to fund its commitments and other capital and operating expenses from a combination of cash on hand, cash generated from operations, bank facilities and proceeds from the Share Offer. Immediately after completion of the Share Offer, the Company plans to apply about RMB3,000 million of the net proceeds (assuming an Offer Price of HK$3.675 per H Share (being the mid-point of the stated range of the Offer Price of between HK$3.175 and HK$4.175 per H Share) and the Over-allotment Option is not exercised) to repay some of its outstanding loan obligations. The relevant financial institutions providing the credit facilities or loans may require guarantors to guarantee the due performance of the Group's obligations under those loan arrangements. The Group may not be able to obtain such guarantees at all, or obtain such guarantees on commercially reasonable terms.

The Group expects to have sufficient cash and/or committed financing to meet its obligations as they fall due. However, no assurance can be given that it will be able to generate sufficient cash from operations or obtain the necessary financing or the required guarantee can be provided for the relevant financing arrangements or that such financing will be at interest rates and on other terms that are favourable to it or consistent with its expectations. The Group experienced annual operating losses in 2001 and 2002, and there can be no assurance that it will generate sufficient cash from operations, particularly in the event of a downturn in the container shipping industry. If it is unable to secure the necessary financing

required to complete the purchase of these vessels, the Group may not be able to fulfil its obligations under vessel purchase contracts or to meet other funding requirements and may incur penalties under those contracts, the payment of which may adversely affect its business, financial condition and results of operations.

In order to meet its future financing requirements, the Group may also consider other external sources of funds, including issuing additional equity, which could dilute shareholders' interest in the Company.

Because 31.4% of the Group's fleet in terms of TEU consists of vessels chartered under charter agreements that will expire within 3 years, fluctuations in vessel charter rates may increase the Group's costs and reduce its competitiveness

As at 30th April, 2004, the Group charters about 62.1% of the TEU capacity of its fleet (or about 133,871 TEUs in terms of aggregate capacity). As at 30th April, 2004, a significant portion of the Group's current vessel fleet capacity (about 31.4% in terms of TEU) is held under charter agreements within 3 years. Due to the fact that charter rates are currently relatively high as compared to the past 2 years, the Group may incur higher costs when it renews or replaces vessels under new charter agreements, which could adversely affect the Group's results or operations. Charter expenses represented 16.2% of the operating costs of the Group in 2003. The Group also conditionally agreed to time charter 13 additional vessels with a total capacity of about 92,000 TEU. Although charter rates tend to move in the same direction as container freight rates, there can be no assurance the Group can always recover any charter rate increase from increased freight rates.

The Group's operating results may be adversely affected by the departure of its senior management and experienced employees

The Group is dependent on its senior management for setting its strategic direction and managing its business, which are crucial to its success. Furthermore, its continued success also depends on its ability to attract and retain a large group of experienced container shipping professionals. The loss of the services of the Group's management and the Group's inability to recruit and retain a sufficient number of experienced personnel could have a material adverse effect on its operations and profitability.

The Group's leverage may affect its ability to expand, and any increase in interest rates may adversely affect the Group's financing costs, which may impact the Group's business

The ability to make scheduled payments under its financing agreements and any future financing transactions will depend, among other things, on the Group's future operating performance and its ability to refinance its indebtedness, if necessary. Based on the current intentions of the Directors, the Company plans to apply about RMB3,000 million of the net proceeds (assuming an Offer Price of HK$3.675 per H Share (being the mid point of the stated range of the Offer Price of between HK$3.175 and HK$4.175 per H Share) and the Over-allotment Option is not exercised) to repay some of its outstanding loan obligations.

Having said that, the Group will also inevitably incur new debt obligations to finance its operations. As a result, the Group may require a significant portion of cash flow to be allocated to service debt. This could impair its ability to make necessary capital expenditures, develop business opportunities or make acquisitions. There is no assurance that the business will generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, in which case the Group may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. There is no assurance that any of these alternatives could be effected, if at all, on satisfactory terms or without breach of the terms and conditions of existing or future financing transactions. In addition, the assets over which the Group has granted certain lenders security interests in connection with secured long-term loans are the respective vessels whose construction costs were partially or completely funded by the proceeds from such loans. Under the terms of such secured loans, if the Group were unable to meet its repayment obligations, the lenders may exercise their rights over these secured vessels and the Group may lose any such vessels. Any such action by lenders could have an adverse impact on the Group's business.

The Group's borrowings carry interest at floating rates which will expose the Group to interest rate risk resulting from fluctuations in the relevant reference rates. Any such increase in interest expense may have a material adverse effect on the Group's financing costs, which may impact the Company's business. The Group does not currently have any arrangements to hedge its interest rate risk. If the Group decides to enter into such hedging arrangements, there can be no assurance that it will be able to do so on commercially reasonable terms or that these arrangements, if entered into, will protect it fully against interest rate risk.

If the Group's net current liabilities were again to rise to the levels they reached in 2001 and 2002 in the future, the operations of the Group may be materially and adversely affected

For the years ended 31st December, 2001 and 2002, the Group had net current liabilities of about RMB2.0 billion and RMB2.1 billion, respectively. There is no assurance that this net current liabilities position of the Group will not recur in the future. Any recurrence of such relatively high net current liabilities position would mean that the Group may not have sufficient current assets to pay its short term debts as and when they fall due. As such, the Group's short term creditors may take a wide range of actions against the Group for any breach of the short term credit arrangements which may include (but not limited to) the winding up of any member of the Group. If the Group decides to realise its non-current assets to satisfy its current liabilities, there is no assurance that such assets could be realised at or above market value. Any of the above consequences could have a material adverse effect on the operations of the Group.

Risk of loss and liability may be beyond insurance coverage

Maritime property and casualty losses may arise from a variety of causes, including adverse weather, collision, stranding, fire, mechanical failure, human error and spills or leaks resulting in pollution. Such cases may result in third party claims. In addition to such risks, the operation of vessels may be affected by terrorist activity and political developments, as well as labour disputes, strikes, war and other causes. Any such event could result in direct losses and liabilities, loss of income or increased costs which could have a material adverse effect on the Group's business, financial condition and results of operations.

In the event that claims or liabilities are assessed against the Group, its assets could be subject to attachment, seizure or other judicial processes. For the 3 years ended 31st December, 2003, the Group paid an aggregate of about RMB37.9 million, RMB44.4 million and RMB61.5 million for insurance premiums. Although the Group carries such insurance policies in an aggregate amount that it considers adequate (please see the section headed "Business — Insurance and Risk Management" for details of the Group's insurance policies), there can be no assurance that such insurance would be sufficient to cover the cost of damage suffered from any or all such events or that the Group would be able to renew such insurance on commercially reasonable terms.

The Group has paid a US$1.85 million settlement with U.S. shipping regulators in 2003, and may be subject to further sanctions in the United States and other jurisdictions in the future

The Group is a relatively young company that has expanded into many markets in a short amount of time and is progressively building up an understanding of many complex laws and regulations it faces in various jurisdictions including the United States. Recently, the Group was investigated by the FMC, the independent U.S. regulatory commission charged with overseeing the competitive environment of carriers serving the United States, for alleged violations by the Group of the U.S. Shipping Act. The FMC alleged that the Group violated section 10(b)(1) of the U.S. Shipping Act by providing transportation services at less than the applicable rates and charges established in its tariffs and services contracts by permitting non-signatory shippers unlawful access to service contracts, by false classification of commodities and by failing to enforce service contract provisions relating to minimum quantity commitments and liquidated damages. The FMC also alleged that the Group violated section 10(b)(2)(A) of the U.S. Shipping Act by providing transportation not in accordance with its published tariff, and violated sections 10(b)(11) and 10(b)(12) of the U.S. Shipping Act by entering into service contracts with, and providing transportation services to, ocean transportation intermediaries that did not have tariffs, licences or bonds as required by the U.S. Shipping Act. Under the U.S. Shipping Act, the Group could have been subject to civil penalties of up to US$60,000 per violation (where each day constitutes a separate violation) for failing to adhere to the Act. The Group and the FMC settled the investigation pursuant to which the Group agreed to pay US$1.85 million in September 2003. Should the Group breach

the laws and regulations applicable in its various markets, the Group may become subject to monetary penalties or other sanctions including but not limited to the suspension or termination of its rights of access certain ports. If the Group were to become subject to such further sanctions, its financial results may be adversely affected.

The Group enjoyed a very low effective enterprise income tax rate over the Track Record Period; going forward, this effective enterprise income tax rate may rise, which would harm the Group's profitability and results of operations

Under the Interim Regulations of the Enterprise Income Tax of the PRC, the Group is liable to pay enterprise income tax at the rate of 33% on its taxable income except that where existing laws, administrative regulations or any other relevant regulations promulgated by the State Council provide for tax holidays. Over the Track Record Period, the Group actually enjoyed an effective enterprise income tax rate that was much lower than 33% because certain members of the Group filed a consolidated tax return with China Shipping. In 2001 and 2002, the Group effectively paid no enterprise income taxes, and in 2003 the Group enjoyed an effective enterprise income tax rate of only 0.7%. As of 1st January, 2004, Group members no longer filed consolidated enterprise income tax returns with China Shipping. However, due mostly to tax holidays applicable to certain members of the Group, the Directors believe that the Group will still have an effective enterprise income tax rate that is lower than 33% in 2004 (estimated to be around 16.9%). Going forward, the Group's ability to enjoy tax holidays and also underlying PRC tax regulations may change. Accordingly, there can be no assurance that the Group's effective enterprise income tax will remain at the present low rates in the future. Should the Group's relative tax burden increase, its profitability and results of operations will be negatively affected.

RISKS RELATING TO CHINA

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy may adversely affect the business, operating results and financial condition of the Group

The Chinese economy differs from the economies of most countries belonging to the Organisation for Economic Cooperation and Development ("OECD") in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilisation of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control which it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources,

production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. There can be no assurance that the Chinese government will continue to pursue a policy of economic reform. The Group may not in all cases be able to capitalise on the economic reform measures adopted by the Chinese government.

The Group's operations and financial results could be adversely affected by changes in political, economic and social conditions or the relevant policies of the Chinese government, such as changes in laws and regulations (or the interpretation thereof), measures which might be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and the imposition of additional import restrictions. Furthermore, a significant portion of the economic activities in China is export-driven at present and, therefore, is affected by development in the economies of China's principal trading partners and other export driven economies.

The PRC legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to the Group

The PRC legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People's Congress (全國人民代表大會常委會). Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organisation and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

Because the Company is offering and listing its H Shares outside mainland China, the Company is subject to PRC regulations governing PRC companies that are listed overseas. These regulations contain provisions that are required to be included in the articles of association of these PRC companies and are intended to regulate the internal affairs of these companies. The Company Law and these regulations, in general, and the provisions for the protection of shareholders' rights and access to information, in particular, are less developed than those applicable to companies incorporated in Hong Kong, the United States and other developed countries or regions. These limited investor protections are partially mitigated by the provisions on shareholders' rights contained in the Mandatory Provisions as the articles of association of all PRC companies listed in Hong Kong must incorporate these Mandatory Provisions together with those additional requirements imposed under the Listing Rules. Although the Articles of Association of the Company have incorporated these provisions and requirements, the shareholders of the Company may still not be able to enjoy protections that they may be entitled to in other jurisdictions.

The exemption from income tax on dividends and income currently available to holders of H Shares may not continue in the future

Under the current PRC tax laws, regulations and rulings, dividends paid by the Company to holders of H Shares who are individuals not resident in China or which are foreign enterprises with no permanent establishments in China are not currently subject to PRC income tax. In addition, gains realised by individuals or enterprises upon the sale or other disposition of H Shares are not currently subject to PRC income tax. However, there can be no assurance that provisional income or individual income taxes will not become applicable to such dividends or gains in future. In such event, holders of H Shares could become subject to a provisional income tax or individual income tax, currently imposed upon at the rate of 20% unless reduced or eliminated by an applicable double taxation treaty.

It may be difficult to effect service of process upon the Company or its Directors or executive officers who live inside China or to enforce against them in China any judgements obtained from non-PRC courts

The Company is a joint stock limited company incorporated in the PRC with limited liability. As at the Latest Practicable Date, all of its Directors (apart from one independent non-executive Director), Supervisors and senior management personnel (apart from Mr. Lau Wai Yip) reside within China, and much of the assets of the Company and of such persons (apart from Mr. Lau Wai Yip) are located within China. Therefore, it may not be possible for investors to effect service of process upon such persons within China or to enforce against the Company or such persons within China any judgements obtained from non-PRC courts. China does not have treaties or arrangement providing for the recognition and enforcement of civil judgements of the courts of the United Kingdom, the United States or most other western countries or Hong Kong. Therefore recognition and enforcement in China of judgements obtained in such jurisdictions may be impossible.

The Articles of Association require a holder of H Shares having a claim against or dispute with the Company, a Director, a Supervisor or an officer of the Company or a holder of Domestic Shares relating to any rights or obligations conferred or imposed by the Articles of Association, the PRC Company Law or any laws or administrative regulations and relating to the affairs of the Group, to submit the dispute or claim to CIETAC or to HKIAC for arbitration. The Articles of Association further provide that the arbitral award shall be final and binding on all parties. Pursuant to the Arbitration Rules of CIETAC which were revised on 5th September, 2000 and became effective on 1st October, 2000, CIETAC's jurisdiction covers disputes relating to Hong Kong.

The PRC is a signatory to the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "New York Convention") which had historically permitted reciprocal enforcement in the PRC of awards of arbitral bodies located in other New York Convention signatory countries. On 18th June, 1999, an arrangement was made between Hong Kong and China for mutual enforcement of arbitration awards. This new arrangement was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council, and became effective on 1st February, 2000.

Further information on arbitration, including the Arbitration Law of the PRC, is set out in paragraph (1)(c) headed "Arbitration and Enforcement of Arbitral Awards" in appendix VI and a summary of the Articles of Association is set out in appendix VII, to this prospectus.

RISKS RELATING TO THE SHARE OFFER

The Company will continue to be controlled by China Shipping, whose interests may differ from those of other shareholders

Prior to the Share Offer, the Company was a wholly-owned subsidiary of China Shipping. Immediately following the Share Offer, China Shipping will own 59.87% of the Company's issued share capital assuming the Over-allotment Option is not exercised. As the Company's largest shareholder, and subject to its articles of association and applicable laws and regulations, it will be able to influence major policy decisions, including the Company's overall strategic and investment decisions, by:

- controlling the election of Directors and, in turn, indirectly controlling the selection of senior management;
- determining the timing and amount of dividend payments;
- approving annual budgets;
- deciding on increases or decreases in share capital;
- determining the size and timing of any issuances of new securities;
- approving mergers, acquisitions and disposals of the Group's assets or businesses; and
- amending the articles of association.

The interests of China Shipping as the Company's majority shareholder could conflict with the interests of its other shareholders. Accordingly, China Shipping may take actions (including, for example, an excessively high rate of dividend distributions) that favour its own interests and which may not be in the best interests of other shareholders.

Investors should read the entire prospectus carefully and should not rely on any statements or financial projections in recent published media reports relating to the Group, certain of which are not consistent with information contained herein

The Company is aware that recently reports have been published in the media concerning the Group which have included certain financial information, financial and operational projections and details about the Group's business (the "Information"). Certain of this

Information is not consistent with information contained herein. The Information was published without the authorisation or consent of the Company. The Information may not be accurate. It may be subject to certain assumptions or uncertainties that were not discussed in such media reports. And any such assumptions may not represent the views of the Company.

The Company urges all potential investors to review and consider the information in this prospectus when deciding whether to subscribe for or to purchase the Offer Shares and not to rely on any statements or financial projections in recent published media reports relating to the Group.

There has been no prior public market for the Company's shares and liquidity may be low

Prior to the Share Offer, there has been no public market for the Shares. There can be no assurance that an active trading market for the H Shares will develop or be sustained upon completion of the Share Offer. The Offer Price for the H Shares will be determined by negotiations between the Company, the Selling Shareholder and the Public Offer Joint Lead Managers (on behalf of the Underwriters), and may bear no relationship to the market price for the H Shares after the Share Offer.

The share price of the Company may be volatile

Following the Share Offer, the trading price of the H Shares may fluctuate substantially in response to, among other factors:

- fluctuations in the Group's interim or annual results of operations;
- changes in financial estimates by securities analysts;
- investor perceptions of the Group and the investment environment in Asia, including Hong Kong and the PRC;
- changes in policies and developments related to the container shipping industry;
- changes in pricing policies adopted by the Group or its competitors;
- depth and liquidity of the market for the H Shares;
- demand and supply of the H Shares;
- recruitment or departures of key personnel; and
- general economic and other factors.

Moreover, in recent years, stock markets in general, and the shares of PRC companies in particular, have experienced increasing price and volume fluctuations, some of which have been unrelated or did not correspond to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of the H Shares.

The Company's shareholders may be diluted as a result of additional equity fund raising

The Group may need to raise additional funds in the future to finance expansion of or new developments relating to its existing operations or to finance future acquisitions. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of the shareholders in the Company may be reduced, shareholders may experience subsequent dilution and/or such securities may have preferred rights, options or pre-emptive rights senior to the H Shares.

Risks associated with forward-looking statements

This prospectus contains certain statements and information that are "forward-looking" and uses forward-looking terminology such as "anticipate", "believe", "could", "expect", "estimate", "may", "ought to", "should" or "will". Those statements include, among other things, the discussion of the Group's growth strategy and expectations concerning its future operations, liquidity and capital resources. Purchasers and subscribers of the Shares are cautioned that reliance on any forward-looking statements involves risks and uncertainties and that, although the Company believes the assumptions on which the forward-looking statements are based are reasonable, any or all of those assumptions could prove to be incorrect and as a result, the forward-looking statements based on those assumptions could also be incorrect. In light of these and other uncertainties, the inclusion of forward-looking statements in this prospectus should not be regarded as representations by the Company that its plans or objectives will be achieved and investors should not place undue reliance on such forward-looking statements.

The Group cannot guarantee the accuracy of facts and statistics contained in this prospectus with respect to China, its economy or its container shipping industry

Some of the facts and statistics in this prospectus relating to China, its economy and its container shipping industry included in the sections headed "Industry Overview", "Business — Overview", "Business — Principal Strengths" and "Future plans and use of proceeds" are derived from, various publicly available official sources generally believed to be reliable. However, the Group cannot guarantee the quality and reliability of such source material. These facts and statistics have not been independently verified by the Group and therefore the Group makes no representation as to the accuracy of such facts and statistics, which may not be consistent with other information compiled within or outside China and may not be complete or up-to-date. Due to possibly flawed or ineffective collection methods or discrepancies

between published information and market practice and other problems, the statistics herein may be inaccurate or may not be comparable from period to period or to statistics produced for other economies and should not be unduly relied upon. Further there can be no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere. Nonetheless, the Directors have taken reasonable care in reproducing these facts and statistics in this prospectus from their respective sources.

In all cases, investors should give consideration as to how much weight or importance they should place on all such facts and statistics.

Connected transactions

Members of the Group have entered and are expected to enter into certain transactions, which, would constitute non-exempted continuing connected transactions of the Company under the Listing Rules after Listing. The Company has applied to the Stock Exchange for a waiver from strict compliance with the shareholders' approval and/or announcement requirements set out in Chapter 14A of the Listing Rules for such non-exempted continuing connected transactions. Further details of such waiver are set out in the section headed "Relationship with the China Shipping Group — Connected Transactions" in this prospectus.

Management presence in Hong Kong

Pursuant to Rules 8.12 and 19A.15 of the Listing Rules, the Company must have a sufficient management presence in Hong Kong. This normally means that at least two of its executive Directors must be ordinarily resident in Hong Kong. At present, all the executive Directors ordinarily reside in the PRC and the Company's main operations are in the PRC. The Company does not and will not, in the foreseeable future, have any management presence in Hong Kong.

Accordingly, BNP Paribas Peregrine has applied on behalf of the Company to the Stock Exchange for a waiver from strict compliance with the requirements under Rules 8.12 and 19A.15 of the Listing Rules.

Clawback mechanics

In view of the substantial size of the Share Offer and the anticipated significant demand from professional and institutional investors because of the specialised nature of the container shipping business, BNP Paribas Peregrine has applied on behalf of the Company to the Stock Exchange for a waiver from strict compliance with the clawback requirements specified in paragraph 4.2 of Practice Note 18 to the Listing Rules so that 121,000,000 H Shares, representing 5% of the total number of the H Shares initially available under the Share Offer, will be offered to the public in Hong Kong under the Public Offer, and if the number of H Shares validly applied for in the Public Offer represents (i) 15 times or more but less than 50 times, (ii) 50 times or more but less than 100 times, and (iii) 100 times or more, of the number of H Shares initially available under the Public Offer, the total number of H Shares initially available under the Public Offer will be increased to 181,500,000, 242,000,000 and 484,000,000 H Shares, respectively, representing approximately 7.5% (in the case of (i)), 10% (in the case of (ii)) and 20% (in the case of (iii)), respectively, of the total number of H Shares initially available under the Share Offer (before any exercise of the Over-allotment Option).

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus includes particulars given in compliance with the PRC Company Law, the Companies Ordinance, the Securities and Futures (Stock Market Listing) Rules and the Listing Rules for the purposes of giving information to the public with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this prospectus misleading.

CSRC APPROVAL

CSRC has given its approval for the Share Offer and the making of an application by the Company to list the H Shares on the Stock Exchange. In granting such approval, CSRC accepts no responsibility for the financial soundness of the Company nor the accuracy of any of the statements made or opinions expressed in this prospectus or in the related application forms.

COMPLIANCE WITH RULE 8.05

Assuming an Offer Price of HK$3.175 (being the lowest offer price of the stated range of the Offer Price between HK$3.175 and HK$4.175) and that the Over-allotment is not exercised, the market capitalisation of the Company is about HK$19.1 billion. Based on the audited financial statements, the Company has a trading record of more than three years with total consolidated revenue for the year ended 31st December, 2003 of about RMB15.3 billion (or about HK$14.4 billion). The Company also has management, ownership and control continuity for the Track Record Period as the Company has been at least a 75% owned subsidiary of China Shipping since its establishment and prior to the completion of the Share Offer. The directors of the Company are therefore nominated by the China Shipping Group executing the management control of China Shipping. Furthermore, 4 out of the current 6 executive and non-executive Directors have been with the Company since the start of 2001 and 3 out 5 of the Company's senior management staff as stated in the section headed "Directors, supervisors, senior management and staff — senior management" (including the newly appointed qualified accountant of the Company) have been working with the Company for more than 3 years. Also, both of the executive Directors joined the Company in October 1997. The Company will have more than 1,000 shareholders at the time of Listing. Based on the above, the Company complies with the requirements of Rule 8.05(3) of the Listing Rules.

UNDERWRITING

This prospectus is published solely in connection with the Public Offer. For applicants under the Public Offer, this prospectus and the Application Forms set out the terms and conditions of the Public Offer.

The Listing is sponsored by BNP Paribas Peregrine. The Public Offer is fully underwritten by the Public Offer Underwriters under the terms of the Public Offer Underwriting Agreement, subject to the agreement on the Offer Price between the Public Offer Joint Lead Managers (on behalf of the Underwriters), the Selling Shareholder and the Company at the Price Determination Time. The Share Offer is managed by BNP Paribas Peregrine as the sole Global Co-ordinator. For details of the Underwriters and the underwriting arrangements, please see the section headed "Underwriting — Underwriting arrangements and expenses" of this prospectus.

DETERMINATION OF THE OFFER PRICE

The Offer Shares are being offered at the Offer Price which will be determined by the Public Offer Joint Lead Managers (on behalf of the Underwriters), the Selling Shareholder and the Company at or before 6:00 a.m. on Thursday, 10th June, 2004 (Hong Kong time), or such later date or time as may be agreed between the Public Offer Joint Lead Managers, the Selling Shareholder and the Company but in any event no later than 9:00 a.m. on Thursday, 10th June, 2004 (Hong Kong time).

If the Public Offer Joint Lead Managers (on behalf of the Underwriters), the Selling Shareholder and the Company are unable to reach an agreement on the Offer Price by 6:00 a.m. on Thursday, 10th June, 2004 (Hong Kong time), or such later date or time as may be agreed between the Public Offer Joint Lead Managers (on behalf of the Underwriters), the Selling Shareholder and the Company but in any event no later than 9:00 a.m. on Thursday, 10th June, 2004 (Hong Kong time), the Share Offer will not become unconditional and will lapse.

RESTRICTIONS ON SALE OF H SHARES

No action has been taken to permit a public offering of the Offer Shares or the general distribution of this prospectus and/or the related application forms in any jurisdiction other than Hong Kong and Japan. Accordingly, this prospectus may not be used for the purposes of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation.

The Offer Shares are offered for subscription and sale solely on the basis of the information contained and representations made in this prospectus. No person is authorised in connection with the Share Offer to give any information, or to make any representation, not contained in this prospectus, and any information or representation not contained in this prospectus must not be relied upon as having been authorised by the Company, the Selling Shareholder, the Underwriters, any of their respective directors or any other persons or parties involved in the Share Offer.

United States

The Offer Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered, sold, pledged or transferred within the

United States, except to QIBs in accordance with Rule 144A or other applicable exemptions from the registration requirements of the Securities Act, or outside the United States to non-U.S. persons in offshore transactions in accordance with Rule 903 or Rule 904 of Regulation S, as applicable.

If Offer Shares are acquired outside the United States in reliance on Regulation S, such Offer Shares may not be offered, resold, pledged or otherwise transferred to a U.S. person or for the account or benefit of a U.S. person prior to the expiration of a 40 day distribution compliance period.

The Offer Shares have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Share Offer or the accuracy or adequacy of this prospectus relating to the Share Offer. Any representation to the contrary is a criminal offence in the United States.

United Kingdom

This prospectus has not been approved by an authorised person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. The Offer Shares may not be offered or sold or reoffered or resold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended). In addition, this prospectus is distributed only to and is directed at (a) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (b) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The Offer Shares are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Offer Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents. This prospectus should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person.

Singapore

This prospectus has not been and will not be lodged as a prospectus with the Monetary Authority of Singapore and the Offer Shares will be offered in Singapore pursuant to exemptions invoked under Subdivision 4, Division 1, of Part XIII, particularly section 274 and section 275, of the Securities and Futures Act (Cap 289, 2002 Rev Edn) of Singapore (the "SFA"). Accordingly, this prospectus and any other offering document or material in connection with the offer of the Offer Shares may not be issued, circulated or distributed in Singapore nor may any of the Offer Shares be offered for subscription or purchase or made the subject of an invitation or offer for subscription or purchase, whether directly or indirectly, to the public or

any member of the public in Singapore other than (a) pursuant to, and in accordance with the conditions of, exemptions invoked under Subdivision 4, Division 1, of Part XIII, particularly section 274 and section 275, of the SFA and to persons to whom the Offer Shares may be offered or sold under such exemption; or (b) otherwise pursuant to, and in accordance with the conditions of, any applicable other provisions of the SFA.

Italy

The Offer Shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the Offer Shares may not be distributed in Italy except to Professional Investors, as defined by the *Commissione Nazionale per le Società e la Borsa* ("CONSOB"), the stock market regulator in Italy, in Art. 31.2 of CONSOB Regulation no. 11522 of 1st July, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of 24th February, 1998 (the "Finance Law") or in any other circumstance where an express exemption from compliance with the solicitation restrictions is provided by the Finance Law or CONSOB Regulation no. 11971 of 14th May, 1999, as amended (the "Issuers Regulation") applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the Offer Shares or distribution of copies of this prospectus or any other documents relating to the Offer Shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the Offer Shares, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorised to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same European Union Member State) authorised to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Japan

It is expected that a public offering without a listing of the Offer Shares will be made in Japan. The Offer Shares may not be offered or sold directly or indirectly in Japan or to or for the account of any resident of Japan, except in accordance with the terms and conditions of a public offering without listing of the Offer Shares in Japan stated in the securities registration statement filed on 24th May, 2004, as amended, with the Japanese authority under, or pursuant to any exemption from the registration requirements of, the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organised under the laws of Japan.

Australia

This prospectus does not constitute a prospectus or other disclosure document lodged with the Australian Securities and Investments Commission (ASIC) and no steps have been taken to lodge it as such with ASIC.

Any offers of H Shares under the Placing that are received in Australia are made on the basis that they do not need disclosure to investors under Part 6D.2 of the Corporations Act 2001 (the Act) in Australia, by virtue of one or more exemptions in section 708 of the Act or otherwise. The Public Offer will not extend to persons in Australia.

Any offer of H Shares for on-sale that is received in Australia within 12 months after their issue by the Company under the Share Offer, within 12 months after their sale by the Selling Shareholder under the Share Offer, or within 12 months after their delivery to the Placing Joint Lead Managers on any exercise of the Over-allotment Option (to cover over-allocations in the Placing), as applicable, may need prospectus disclosure to investors under Part 6D.2 of the Act, unless such offer for on-sale in Australia is conducted in reliance on a prospectus disclosure exemption under section 708 of the Act or otherwise. Persons acquiring H Shares should observe such Australian on-sale restrictions.

Germany

This prospectus is not being distributed in the context of a public offer of securities in Germany within the meaning of §1 of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, "VerkProspG"). This prospectus is not a Securities Sales Prospectus (Wertpapier-Verkaufsprospekt) within the meaning of the VerkProspG and has not been filed with or approved by the Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), and this prospectus, copies of this prospectus or any other documents relating to the Offer Shares may not be distributed, and the Offer Shares may not be offered or sold in Germany other than to persons who, professionally or commercially, acquire or sell shares for their own account or for the account of others, as provided under §2 no. 1 of the VerkProspG, or otherwise to a limited group of investors as provided under §2 no. 2 of the VerkProspG.

Netherlands

The Offer Shares may not be offered, sold, transferred, or delivered as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity residing or deemed to be residing in the Netherlands, other than to individuals or entities that trade or invest in securities in the conduct of their business or profession within the meaning of Section 2 of the Exemption Regulation to the Netherlands Act on the Supervision of Securities Trade 1995 (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), which includes credit institutions, securities institutions (including dealers and brokers), investment institutions, insurance companies, pension funds, central governments, large international and supranational organisations and other comparable entities, including inter alia, treasuries and finance companies of large commercial enterprises, which trade or invest in securities in the conduct of a business or profession.

Canada

The distribution of the Offer Shares in Canada is being made on a private placement basis. The Offer Shares may not be offered or sold, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and, without limiting the generality of the foregoing, any offer or sale of the Offer Shares in any province or territory of Canada will be made only pursuant to an exemption from the requirements to prepare and file a prospectus with the relevant regulatory authority in the province or territory of Canada in which such offer or sale is made and only by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable dealer registration requirements is available. Accordingly, any resale of the Offer Shares must be made in accordance with applicable securities laws which may require resales to be made in accordance with exemptions from registration and prospectus requirements.

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of the Offer Shares in Canada. No securities commission or similar authority in any jurisdiction in Canada has reviewed or in any way passed upon this document or upon the merits of the securities described herein and any representation to the contrary is an offence.

The securities legislation of Ontario and certain other provinces in Canada provides purchasers with a remedy for rescission or damages or both, in addition to any other right they may have at law, if this prospectus, together with any amendment to it, contains a misrepresentation. A misrepresentation is an untrue statement of a material fact or omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made. These remedies must be exercised by a purchaser within the time limits prescribed by the Securities Act (Ontario) or other applicable provincial securities legislation and are subject to other conditions and limitations. Reference should be made to such legislation for the complete text of the rights.

All of the directors and officers of the Company as well as experts named herein may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon the Company. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the Company or such persons in Canada or to enforce a judgement obtained in Canadian courts against the Company or such persons outside of Canada.

Prospective purchasers of the Offer Shares should consult with their own tax advisors regarding the income tax treatment of income from the Offer Shares and gains and losses realized upon the disposition of the Offer Shares.

France

This prospectus has not been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 of the French Code monétaire et financier and Regulations no. 98-01 and 98-08 of the Commission des operations de bourse ("COB") and has therefore not been submitted to the COB for prior approval or otherwise.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this prospectus nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to qualified investors (as defined in Article L.411-2 of the French Code monétaire et financier and in the Decree no. 98-880 dated 1st October, 1998) on the conditions that none shall be passed by them onto any person nor reproduced (in whole or in part). Such qualified investors are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Decree no.98-880 dated 1st October, 1998 and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to public offering (which are particular embodied in Articles L.411-1, L.412-1 and L.621-8 of the French Code monétaire et financier).

Ireland

Otherwise than in circumstances which do not constitute an offer to the public within the meaning of the Irish Companies Acts 1963 to 2001, the Offer Shares may not be offered or sold in Ireland, by means of any document, unless such offer or sale has been made or is made to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent and no application form for the Offer Shares may be issued.

The Offer Shares may not be offered to the public in Ireland in circumstances in which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply, except in accordance with the provisions of those regulations.

Switzerland

The Offer Shares will not be offered or sold, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations. The Company has not applied for a listing of the Offer Shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The Offer Shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of Offer Shares.

Taiwan

The Offer Shares have not been and will not be registered with the Securities and Futures Commission of Taiwan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Taiwan or to, or for the benefit of, any resident of Taiwan, except (a) pursuant to the requirements of the securities related laws and regulations in Taiwan and (b) in compliance with any other applicable requirements of Taiwanese laws.

PRC

This prospectus may not be circulated or distributed in the PRC and the Offer Shares may not be offered or sold directly or indirectly to any resident of the PRC, or offered or sold to any person for re-offering or re-sale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

APPLICATION FOR LISTING ON THE STOCK EXCHANGE

Application has been made to the Listing Committee of the Stock Exchange for the Listing of, and permission to deal in, the H Shares (including H Shares which may fall to be issued or sold under the Over-allotment Option).

Save as disclosed herein, no part of the share or loan capital of the Company is listed on or dealt in on any other stock exchange and no such listing or permission to list is being or is proposed to be sought in the near future.

Under section 44B(1) of the Companies Ordinance, any allotment made in respect of any application will be invalid if the listing of, and permission to deal in, the H Shares on the Stock Exchange is refused before the expiration of three weeks from the date of the closing of the application lists, or such longer period (not exceeding six weeks) as may, within the said three weeks, be notified to the Company by the Stock Exchange.

HONG KONG H SHARE REGISTER AND STAMP DUTY

All H Shares issued pursuant to applications made in the Public Offer and the Placing will be registered on the Company's H share register of members to be maintained in Hong Kong. A copy of the Company's register of members will also be maintained by the Company at its legal address in the PRC.

Dealings in H Shares registered in the H share register of the Company in Hong Kong will be subject to Hong Kong stamp duty.

Unless determined otherwise by the Company, dividends payable in Hong Kong dollars in respect of H Shares will be paid to the shareholders listed on the Hong Kong H share register of the Company, by ordinary post, at the shareholders' risk, to the registered address of each shareholder.

H SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

Subject to the granting of listing of, and permission to deal in, the H Shares on the Stock Exchange and the Company's compliance with the stock admission requirements of HKSCC, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the H Shares on the Stock Exchange or any other date as HKSCC chooses. Settlement of transaction between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. All necessary arrangements have been made for the H Shares to be admitted into CCASS.

EXCHANGE RATE CONVERSION

This prospectus sets out certain conversion rates of Renminbi amounts into HK dollars or U.S. dollars, for information only. No representation is made that the Renminbi amounts set out in this prospectus could have been or could be converted into the HK dollars or U.S. dollars amounts, as the case may be, at any particular rate indicated on the date or dates in question or any other date.

REGISTRATION OF SUBSCRIPTION, PURCHASE AND TRANSFER OF H SHARES

The Company has instructed Computershare Hong Kong Investor Services Limited, its Hong Kong H share registrar, and Computershare Hong Kong Investor Services Limited has agreed, not to register the subscription, purchase or transfer of any H Shares in the name of any particular holder unless and until such holder delivers to such Hong Kong H share registrar a signed form in respect of such H Shares bearing statements to the effect that the holder of the H Shares:

(i) agrees with the Company and each shareholder of the Company, and the Company agrees with each shareholder of the Company, to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association;

(ii) agrees with the Company, each shareholder, director, supervisor, manager and officer of the Company, and the Company acting for itself and for each director, supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award. Such arbitration shall be final and conclusive;

(iii) agrees with the Company and each shareholder of the Company that the H Shares are freely transferable by the holders thereof; and

(iv) authorises the Company to enter into a contract on his behalf with each director and officer of the Company whereby each such director and officer undertakes to observe and comply with his obligation to shareholders as stipulated in the Articles of Association.

PROFESSIONAL TAX ADVICE RECOMMENDED

Applicants for the Offer Shares are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of holding and dealing in the H Shares. It is emphasised that none of the Company, the Selling Shareholder, the Underwriters, the Sponsor, any of their respective directors, supervisors, agents or advisers or any other person involved in the Share Offer accepts responsibility for any tax effects or liabilities of holders of H Shares resulting from the subscription, purchase, holding or disposal of H Shares.

STABILISATION

Stabilisation is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilise, the underwriters may bid for, agree to purchase or purchase, the newly issued securities in the secondary market, during a specified period of time, to retard and, if possible, to prevent a decline in the initial public offer prices of the securities. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements including those of Hong Kong. In Hong Kong, the stabilisation price will not exceed the initial public offer price. In other jurisdictions, the stabilisation price may or may not be higher than the initial public offer price.

In connection with the Share Offer, BNP Paribas Peregrine or any person acting for it may over-allocate H Shares or effect transactions with a view to supporting the market price of the Offer Shares at a level higher than that which might otherwise prevail for a limited period after the issue date. In covering such over-allocations, BNP Paribas Peregrine (with the prior consent of MSIL) may exercise the Over-allotment Option within 30 days from the last day for the lodging of applications under the Public Offer or make (or agree, offer or attempt to make) open-market purchases in the secondary market. BNP Paribas Peregrine or any person acting for it may also sell or agree to sell any H Shares acquired in the course of any stabilisation action in order to liquidate any position that has been established by such action. However, there is no obligation on BNP Paribas Peregrine or any person acting for it to conduct any such stabilising action which, if taken, may be discontinued at any time at the absolute discretion of BNP Paribas Peregrine. The number of H Shares over-allocated will not be greater than the maximum number of H Shares which may be issued or sold upon exercise of the Over-allotment Option, being 363,000,000 H Shares, which is 15% of the H Shares initially available under the Share Offer.

BNP Paribas Peregrine or any person acting for it may, in connection with the stabilising action, maintain a long position in the H Shares. The size of the long position, and the time period for which BNP Paribas Peregrine or any person acting for it will maintain such a position is at the discretion of BNP Paribas Peregrine or any person acting for it and is uncertain. In the event that BNP Paribas Peregrine or any person acting for it liquidates this long position by making sales in the open market, this may lead to a decline in the market price of the H Shares.

Stabilisation action cannot be taken to support the price of the Offer Shares for longer than the stabilising period which begins on the commencement of trading of the Offer Shares after this prospectus is issued and the Offer Price is announced and ends on the 30th day after the last day for the lodging of applications under the Public Offer. The stabilising period is expected to expire on 9th July, 2004, and that after this date, when no further stabilising action may be taken, demand for the H Shares, and therefore its price, could fall. A public announcement will be made within 7 days after the end of the stabilising period in accordance with the Securities and Futures (Price Stabilizing) Rules of the SFO.

Investors should be aware that the price of the H Shares cannot be assured to stay at or above the Offer Price by the taking of any stabilising action. Stabilisation bids may be made or transactions effected in the course of the stabilising action at any price at or below the Offer Price, which means that stabilising bids may be made or transactions effected at a price below the price the investor has paid for the Offer Shares.

Further details with respect to stabilisation and the Over-allotment Option are set out in the section headed "Structure of the Share Offer — Stabilisation and Over-allotment".

PROCEDURES FOR APPLICATION FOR H SHARES

The procedures for applying for the Public Offer Shares are set out in the section headed "How to apply for H Shares" and on the relevant applications forms.

STRUCTURE OF THE SHARE OFFER

Details of the structure of the Share Offer, including its conditions, are set out in the section headed "Structure of the Share Offer".

PARTIES INVOLVED IN THE SHARE OFFER

SELLING SHAREHOLDER

Name	Address
China Shipping (Group) Company	700 Dong Da Ming Lu Shanghai The PRC

DIRECTORS

Name	Residential Address	Nationality
Executive Directors		
Li Kelin (李克麟)	Room 903 228 Wulumuqi Nan Lu Xu Hui District Shanghai The PRC	Chinese
Jia Hongxiang (賈鴻祥)	Room 1508 610 Chi Feng Lu Hongkou District Shanghai The PRC	Chinese
Non-executive Directors		
Li Shaode (李紹德)	Room 2105-2106 Lane 261-1 Wulumuqi Zhong Lu Xu Hui District Shanghai The PRC	Chinese
Zhang Jianhua (張建華)	No. 101, Block 2, Second Floor He Ping Li Jiao Lin Jia Dongcheng District Beijing The PRC	Chinese
Wang Daxiong (王大雄)	Room 501 40-8 Miao Qian Xi Jie Guangzhou The PRC	Chinese
Wang Xiangyun (王湘雲)	Room 1707-1708 1 Shi Quan Lu Putuo District Shanghai The PRC	Chinese

PARTIES INVOLVED IN THE SHARE OFFER

Name	Residential Address	Nationality
Independent Non-executive Directors		
Hu Hanxiang (胡漢湘)	Room 502, Second Door 24/F, Fa Hua Si Nan Li Chong Wen District Beijing The PRC	Chinese
Gu Nianzu (顧念祖)	Room 52 No. 699 Hua Shan Lu Shanghai The PRC	Chinese
Wang Zongxi (汪宗熙)	Room 303, No. 2 Lane 246, Wu Xin Lu Shanghai The PRC	Chinese
Lam Siu Wai, Steven (林兆偉)	3A Edward Court 5 Man Wan Road Waterloo Road Hill Kowloon Hong Kong	Portuguese and Chinese

SUPERVISORS

Name	Residential Address	Nationality
Yao Zuozhi (姚作芝)	2/F, 10-6 Gong He Guangzhou The PRC	Chinese
Zhao Shijiang (趙士江)	Room 502, No. 10 Lane 1310, Ding Xi Lu Chang Ning District Shanghai The PRC	Chinese
Zhang Rongbiao (張榮標)	Room 701 Lane 26 Jin Hui Garden San Jie Fang 175 Hong Song Lu Minhang District Shanghai The PRC	Chinese

PARTIES INVOLVED IN THE SHARE OFFER

Name	Residential Address	Nationality
Wang Xiuping (王修平)	Room 204 No. 16 Nei Jiang Yi Cun Yang Pu District Shanghai The PRC	Chinese
Hua Min (華民)	Room 601, No. 40 Lane 789, Ying Kou Lu Yang Pu District Shanghai The PRC	Chinese
Pan Yingli (潘英麗)	No. 3663 Zhong Shan Bei Lu Shanghai The PRC	Chinese

PARTIES INVOLVED IN THE SHARE OFFER

PARTIES INVOLVED

Sole Global Co-ordinator and Sole Sponsor	BNP Paribas Peregrine Capital Limited 36th Floor, Asia Pacific Finance Tower 3 Garden Road Central Hong Kong
Joint Bookrunners and Public Offer Joint Lead Managers	BNP Paribas Peregrine Capital Limited 36th Floor, Asia Pacific Finance Tower 3 Garden Road Central Hong Kong
	Morgan Stanley Dean Witter Asia Limited 30th Floor Three Exchange Square Central Hong Kong
Placing Joint Lead Managers	BNP Paribas Peregrine Capital Limited 36th Floor, Asia Pacific Finance Tower 3 Garden Road Central Hong Kong
	Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
Public Offer Underwriters	
Public Offer Joint Lead Managers	BNP Paribas Peregrine Capital Limited 36th Floor, Asia Pacific Finance Tower 3 Garden Road Central Hong Kong
	Morgan Stanley Dean Witter Asia Limited 30th Floor Three Exchange Square Central Hong Kong

PARTIES INVOLVED IN THE SHARE OFFER

Senior Co-Lead Manager	Credit Suisse First Boston (Hong Kong) Limited 45/F, Two Exchange Square 8 Connaught Place Central Hong Kong
Co-Lead Managers	BOCI Asia Limited 35/F, Bank of China Tower 1 Garden Road, Central Hong Kong
	Tai Fook Securities Company Limited 25/F New World Tower 16-18 Queen's Road Central Hong Kong
Co-Managers	First Shanghai Securities Limited 19/F Wing On House 71 Des Voeux Road Central Hong Kong
	ICEA Capital Limited 42nd Floor, Jardine House 1 Connaught Place Central Hong Kong
	Prudential Brokerage Limited 9/F, Worldwide House 19 Des Voeux Road C. Central Hong Kong
	Shenyin Wanguo Capital (H.K.) Limited 28/F, Citibank Tower Citibank Plaza 3 Garden Road Hong Kong
	Sun Hung Kai International Limited Level 12, One Pacific Place 88 Queensway Hong Kong

South China Securities Limited
28/F, Bank of China Tower
1 Garden Road
Central
Hong Kong

Wintech Securities Ltd
1701 Hang Seng Building
77 Des Voeux Road
Central
Hong Kong

International Underwriters

Placing Joint Lead Managers	BNP Paribas Peregrine Capital Limited 36th Floor, Asia Pacific Finance Tower 3 Garden Road Central Hong Kong
	Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
Senior Co-Lead Manager	Credit Suisse First Boston (Hong Kong) Limited 45/F, Two Exchange Square 8 Connaught Place Central Hong Kong
Co-Lead Managers	ABN AMRO Bank N.V., Hong Kong Branch and N M Rothschild & Sons (Hong Kong) Limited each trading as ABN AMRO Rothschild 38/F Cheung Kong Center 2 Queen's Road Central Hong Kong
	CLSA Limited 18th Floor One Pacific Place 88 Queensway Hong Kong

PARTIES INVOLVED IN THE SHARE OFFER

	Nomura International (Hong Kong) Limited 30/F Two International Finance Centre 8 Finance Street Central Hong Kong
Co-Managers	Daiwa Securities SMBC Hong Kong Limited Level 26, One Pacific Place 88 Queensway Hong Kong
	DBS Asia Capital Limited 16/F, Man Yee Building 68 Des Voeux Road Central Hong Kong
	Kim Eng Securities (Hong Kong) Limited Room 1901, Bank of America Tower 12 Harcourt Road Central Hong Kong
International auditors and reporting accountants	PricewaterhouseCoopers *Certified Public Accountants* 22nd Floor, Prince's Building Central Hong Kong
Legal advisers to the Company	*as to Hong Kong law and United States law* Baker & McKenzie 14th Floor Hutchison House 10 Harcourt Road Hong Kong
	as to PRC law Jingtian & Gongcheng, Beijing 15th Floor, The Union Plaza 20 Chaoyangmen Wai Dajie Beijing City 100020 The PRC

PARTIES INVOLVED IN THE SHARE OFFER

Legal advisers to the Sponsor and the Underwriters	*as to Hong Kong law and United States law* Norton Rose 38th Floor Jardine House 1 Connaught Place Central Hong Kong
Property valuer	Sallmanns (Far East) Ltd. 22nd Floor, Siu On Centre 188 Lockhart Road Wan Chai Hong Kong
Receiving bankers	Standard Chartered Bank 15th Floor Standard Chartered Tower 388 Kwun Tong Road Kwun Tong Kowloon Hong Kong
	Bank of China (Hong Kong) Limited Bank of China Tower 1 Garden Road Hong Kong
	Hang Seng Bank Limited 83 Des Voeux Road Central Hong Kong

CORPORATE INFORMATION

Legal address and principal place of business in the PRC	Rooms A, B, C and D 27th Floor 450 Fu Shan Lu Pudong New District Shanghai The PRC
Place of business in Hong Kong	Level 69 The Center 99 Queen's Road Central Hong Kong
Company secretary	Ye Yu Mang (葉宇芒)
Qualified accountant	Lau Wai Yip (劉偉業) *FCCA, AHKSA, MBA*
Authorised representatives	Li Kelin (李克麟) Jia Hongxiang (賈鴻祥)
Audit committee	Wang Zongxi (汪宗熙) *(Chairman)* Gu Nianzu (顧念祖) Wang Daxiong (王大雄)
Hong Kong H Share registrar and transfer office	Computershare Hong Kong Investor Services Limited Shops 1712-1716 17th Floor, Hopewell Centre 183 Queen's Road East Hong Kong
Principal bankers	Bank of China 23 Zhong Shan Dong Yi Lu Shanghai The PRC Industrial and Commerce Bank of China 11 Zhong Shan Dong Er Lu Shanghai The PRC Shanghai Pudong Development Bank 12 Zhong Shan Dong Yi Lu Shanghai The PRC

The information and statistics provided in the section below and in the sections headed "Business — Overview", "Business — Principal Strengths" and "Future plans and use of proceeds" in this prospectus relating to the container shipping industry are derived from various private publications, official and unofficial sources. No independent verification has been carried out on such information and statistics. The Directors have taken reasonable care in the reproduction of such information and statistics. The Company, the Sponsor, the Underwriters, their respective directors and advisers or any other party involved in the Share Offer make no representation as to the accuracy of this information, which may not be consistent with each other or with other information compiled within or outside the PRC. Accordingly, the information contained herein may not be accurate and should not be unduly relied upon.

INTERNATIONAL CONTAINER SHIPPING INDUSTRY

Growth of containerised trade

Containerised trade has grown significantly faster than world trade since 1990. Drewry estimated that container handling activity at worldwide ports increased at a CAGR of about 10.2% during the period between 1990 to 2003, while world trade volume increased at a CAGR of about 5.8% during the same period. Drewry estimated in March 2004 that with the continued expansion of China and further outsourcing of production capacity, growth in container demand should remain at a healthy level over the next 18 months (i.e. September 2005).

The following table illustrates the estimated historical and projected world trade volume and container port handling volume trends.


Index
(Rebased 1990=100)
420
400
380
360
340
320
300
280
260
240
220
200
180
160
140
120
100
80
World trade volume
Container port handling activity
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Source: World Economic Outlook, 2003 (IMF); Drewry March, 2004

Drewry estimates that approximately 340.5 million TEU and 366.4 million TEU are expected to be handled at ports throughout the world in years 2004 and 2005 respectively, representing an annual growth rate of approximately 9.3% and 7.6% respectively.

Industry cycle

The container shipping industry is cyclical. The graphs below present the relationship between world trade growth and GDP growth compared with container port handling activity growth and average freight rates. Historical data indicate that each of these measures have shown a cyclical pattern of growth. According to the data presented below, since 1994, worldwide container handling activity has grown on average more than twice the rate that world GDP has grown.

The following table illustrates historical and projected GDP growth and world trade volume growth.


14%
12%
10%
8%
6%
4%
2%
0%
-2%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004E
2005E
GDP growth
World trade volume growth

Source: World Economic Outlook, 2003 (IMF)

The following table illustrates the estimated historical and projected weighted average freight rates on major East/West trade routes and container port handling activity growth.


% growth
15%
14%
13%
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
1,550
1,500
1,450
1,400
1,350
1,300
1,250
1,200
1,150
US$/TEU
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
World handling activity growth (left)
Weighted freight rate - major East/West trades (right)

Source: Drewry March, 2004

Historically container freight rates have fluctuated as a result of changes in the supply demand balance for container shipping services (which in turn are driven by such cyclical factors as GDP growth and world trade growth). The graph above demonstrates that in 1998 to 1999 and 2001 to 2002, the container shipping industry endured significant cyclical downturns.

Main routes of container trade

The major container trade routes (excluding intra-regional trade routes) are the Transpacific (Far East/North America), the Far East/Europe and the Transatlantic (North America/Europe). According to Drewry, these routes collectively accounted for about 35% of world container trade volume in 2002.

The following table illustrates the estimated and forecast historical and projected growth rates in container volume for the three main East/West trade routes.

	Transpacific				Far East / Europe				Transatlantic			
Year	Eastbound ('000 TEU)	Annual growth (%)	Westbound ('000 TEU)	Annual growth (%)	Eastbound ('000 TEU)	Annual growth (%)	Westbound ('000 TEU)	Annual growth (%)	Eastbound ('000 TEU)	Annual growth (%)	Westbound ('000 TEU)	Annual growth (%)
2000	7,211	14.6	3,775	9.6	2,678	10.5	4,077	6.0	1,516	0.6	2,101	11.1
2001	7,352	2.0	3,654	(3.2)	2,822	5.4	4,075	0.0	1,541	1.6	2,124	1.1
2002	8,766	19.2	3,899	6.7	2,992	6.0	4,394	7.8	1,544	0.2	2,181	2.7
2003	9,632	9.9	4,363	11.9	3,212	7.3	5,167	17.6	1,581	2.4	2,207	1.2
2004	10,530	9.3	4,807	10.2	3,474	8.2	5,753	11.3	1,622	2.6	2,296	4.0
2005	11,331	7.6	5,038	4.8	3,720	7.1	6,131	6.6	1,681	3.6	2,440	6.3

Source: Drewry March, 2004

According to Drewry, the Transpacific eastbound and westbound routes and the Far East/Europe westbound routes are the largest container trade routes. There are significant imbalances between the east and westbound container trade in Transpacific and the Far East/Europe routes.

The following table illustrates the estimated historical and projected container activity and growth by region (in terms of million TEU of port handling, including empty containers and transhipment).

	2002		2003		2004		2005	
(TEU million)	Volume	Growth	Volume	Growth	Volume	Growth	Volume	Growth
North America	34,212	9.6%	36,059	5.4%	37,925	5.2%	39,701	4.7%
West Europe	57,409	8.7%	62,111	8.2%	66,918	7.7%	70,989	6.1%
Far East	86,556	15.5%	106,832	23.4%	118,341	10.8%	128,430	8.5%
South East Asia	41,028	11.3%	45,368	10.6%	49,607	9.3%	54,384	9.6%
Mid-East	13,523	11.8%	15,553	15.0%	16,880	8.5%	18,039	6.9%
Latin America	19,077	1.6%	20,873	9.4%	23,490	12.5%	25,367	8.0%
Oceania	5,931	13.3%	6,412	8.1%	6,944	8.3%	7,409	6.7%
South Asia	6,764	12.5%	7,236	7.0%	8,688	20.1%	9,582	10.3%
Africa	8,299	9.5%	8,957	7.9%	9,503	6.1%	10,042	5.7%
Eastern Europe	1,726	20.0%	2,076	20.3%	2,215	6.7%	2,453	10.7%
World	274,525	11.2%	311,477	13.5%	340,511	9.3%	366,396	7.6%

Source: Drewry March, 2004

Container handling activity at ports throughout Asia, especially in the Far East (comprising China, Hong Kong, Taiwan, South Korea and Japan), is estimated by Drewry to grow significantly faster than the global average in 2004 and 2005. According to Drewry, in 2003, port handling activity in Far East ports accounted for approximately 34.3% of global container handling activity, and container handling activity in Asia as a whole (the Far East, South East Asia and South Asia) accounted for approximately 51.2% of global container handling activity.

The following graph illustrates the estimated container activity in 2003 by region.



Africa 2.9%
Eastern Europe 0.7%
Oceania 2.1%
Latin America 6.7%
Mid-East 5.0%
Far East 34.3%
West Europe 19.9%
South East Asia 14.6%
North America 11.6%
South Asia 2.3%

Source: Drewry March, 2004

Participants in the world container shipping market

There are three main categories of participants in the container shipping industry: charterers, ocean carriers, and NVOCCs. Charterers invest in and own container vessels and charter their vessels under short term or long term leases to third party operators (ocean carriers). Chartered vessels may or may not be supplied with crews. An ocean carrier is a container shipping company using its own vessels or chartered vessels. An NVOCC is a non-vessel operating common carrier, or a carrier which does not own or operate vessels but co-ordinates the provision of shipping services, including but not limited to, the issuance of bills of lading under its own name.

The global container shipping market is dominated by the top 20 container shipping companies. According to BRS-Alphaliner, the combined capacity of these companies accounted for about 75% of the total capacity of global liner fleets as at 30th April, 2004.

The following table lists the top 20 container lines (ranked by total TEU capacity) according to BRS-Alphaliner as at 30th April, 2004.

Rank	Operator	TOTAL TEU	OWNED TEU	CHARTERED TEU	ORDERBOOK TEU	ORDERBOOK % existing
1	Maersk-Sealand+Safmarine	929,750	525,171	404,579	307,006	33.0%
2	Mediterranean Shipping Co	572,811	365,553	207,258	301,662	52.7%
3	Evergreen Group	456,485	348,888	107,597	131,848	28.9%
4	P & O Nedlloyd	420,385	135,848	284,537	134,420	32.0%
5	CMA-CGM Group	327,716	77,668	250,048	210,419	64.2%
6	Hanjin/Senator	288,598	90,215	198,383	71,500	24.8%
7	American President Lines	287,355	122,344	165,011	29,234	10.2%
8	Nippon Yusen Kabushiki Kaisha	257,069	154,162	102,907	73,770	28.7%
9	COSCO Container Lines	232,501	207,559	24,942	130,655	56.2%
10	CSCL Group	212,103	96,393	115,710	244,306	115.2%
11	Orient Overseas Container Line	202,038	122,701	79,337	78,721	39.0%
12	Kawasaki Kisen Kaisha	199,731	81,028	118,703	107,398	53.8%
13	CP Ships Group	190,380	107,221	83,159	38,250	20.1%
14	Hapag-Lloyd Group	185,641	117,364	68,277	66,767	36.0%
15	Mitsui-OSK Lines	181,994	113,318	68,676	83,200	45.7%
16	Zim Israel Navigation	181,896	53,391	128,505	30,174	16.6%
17	CSAV Group	173,955	1,585	172,370	107,852	62.0%
18	Yang Ming Line	160,221	79,282	80,939	64,250	40.1%
19	Hamburg-Sud Group	148,022	43,716	104,306	42,114	28.5%
20	Hyundai Merchant Marine	137,208	55,254	81,954	34,000	24.8%

Source: BRS-Alphaliner dated 30th April, 2004.

As indicated in the table below, according to Drewry, from 2000 to 2003 the estimated effective capacity of the world's fleet of container shipping vessels grew at a CAGR of 9.8%.

Generally, the building time for a 5,000 TEU container vessel takes about 12 months. The downturn of the container shipping industry, resulted in reduced orders for new vessel in 2002, restricting new deliveries in 2003 and 2004. In addition, Drewry mentioned that the newbuild berthing situation is tight, which has pushed the majority of new contracts which were placed during the third quarter of 2003 into 2006 and 2007. As indicated in the table below, Drewry estimates that the annual growth in world container traffic in 2004 will be higher than the estimated growth in fleet capacity during the same period.

The following table illustrates various historical and projected indicators of estimated world container fleet supply and demand.

Year	Estimated effective capacity* ('000 TEU)	Capacity growth (%)	Net cargo slot moves (million TEU)	Demand growth (%)
2001	6,470	6.9	96.7	4.2
2002	7,213	11.5	107.9	11.6
2003	8,009	11.0	123.8	14.8
2004	8,738	9.1	136.2	10.0
2005	9,587	9.7	147.5	8.3

* After adjustments for market factors (i.e. box supply, differential vessel productivity, deadweight/slot ratio, vessel routing factors, vessel speed and port productivity)

Source: Drewry March, 2004

Vessel newbuilding and charter prices

The following table illustrates the estimated development of vessel newbuilding prices:

	1997	1998	1999	2000	2001	2002	2003
				(US$ million)			
2,500 TEU gearless vessel	37.5	35.0	31.1	33.5	34.9	29.3	32.5
3,500 TEU gearless vessel	44.5	41.5	36.4	39.0	41.0	33.8	36.9
5,500 TEU gearless vessel	62.5	60.0	53.3	57.0	60.3	52.3	55.8

Source: Drewry March, 2004

According to data from Drewry, vessel newbuilding costs per TEU capacity is lower for larger vessels. Historical data from Drewry indicates that vessel newbuilding prices have a similar development trend to charter rate and freight rates, where they experienced significant fall in rates in 2002.

The following table illustrates the average time charter rate development for a 3,500 TEU gearless vessel:

	1997	1998	1999	2000	2001	2002	2003	2004
				(US$/day)				
Time charter rate	23,625	20,825	23,000	24,025	19,325	14,425	23,666	29,425
annual change %	(11.8)	(11.9)	10.4	4.5	(19.6)	(25.4)	64.1	24.3

Source: Drewry March, 2004

The above table indicates that time charter rates in 2001 and 2002 were significantly lower than 2003, and the average time charter rates in 2004 are expected to further increase by 24.3% from 2003.

Freight rates

The following table illustrates estimated historical freight rates across the main East/West routes.

	Transpacific		Far East / Europe		Transatlantic	
Date	Eastbound	Westbound	Eastbound	Westbound	Eastbound	Westbound
			(US$/TEU)			
4Q1999	2,188	736	776	1,612	1,031	1,127
4Q2000	1,932	867	797	1,618	987	1,255
4Q2001	1,605	720	663	1,154	899	1,223
4Q2002	1,502	773	721	1,287	817	1,197
4Q2003	1,892	810	754	1,622	834	1,469

Source: Containerisation International, 2003 Q4

As growth in demand outpaced supply in 2003, container freight prices increased significantly across different routes, especially in the Transpacific Eastbound and Far East/Europe Westbound directions; on both routes rates increased by an average of 26.0%. There is a distinct difference in container freight prices between routes to and from the Far East. As the Far East, especially China, are primarily net exporters, there is significantly higher freight volume demand travelling outbound from the Far East than demand travelling inbound to the Far East, resulting in significant price differences for shipment of goods to and from the Far East.

From the table below, freight rates in 2003 increased industry-wide by approximately, 17.3% on average on the main East/West container routes compared with 2002. Drewry estimates that freight rates on major East/West trade routes in 2004 and 2005 will be higher than the rates in 2003.

The following table illustrates the historical and projected estimated average freight rate in the East/West container markets*.

Year	1999	2000	2001	2002	2003	2004	2005
Weighted freight rate (US$/TEU)	1,385	1,420	1,267	1,153	1,352	1,447	1,416
Annual increase (decrease) (%)	9.3	2.5	(10.8)	(9.1)	17.3	7.0	(2.1)

Source : Drewry March, 2004

* Weighted average of Transpacific, Far East/Europe and Transatlantic trades, inclusive of terminal handling charges.

Industry conferences and alliances

In terms of the liner industry's structure, freight conferences, discussion agreements and operating alliances have a key bearing. While the former are mainly concerned with freight rates and pricing issues, alliances are essentially operating agreements between one or more carriers that enable space sharing and co-ordinated sailings to be implemented.

The main pricing agreements in the trade to/from Asia comprise the Transpacific Stabilisation Agreement ("TSA")/Westbound Transpacific Stabilisation Agreement ("WTSA") and the Far Eastern Freight Conference ("FEFC"). TSA and WTSA can only recommend price changes, rate increases, surcharges, etc to its members and for their shipping season prepared a general rate restoration of US$450/FEU for shipments between Asia and the U.S. West Coast.

Meanwhile the FEFC has announced rate rises in the headhaul westbound direction of US$150/TEU, effective January 2004, US$150/TEU, effective April 2004, and US$250/TEU on 1st July, 2004. A further rise has been posted for October 2004.

Although members of the discussion agreements/conferences tend to follow the guidelines set, market forces predominate and it is the overall supply/demand balance that has the greatest influence on pricing matters. Nonetheless, their actions do provide an indication of freight rates on certain trades. Nearly all of the world's top 20 container companies belong to one or more of these conferences; for example, 11 out of the top 20 container companies are members of FEFC. Since members of these conferences account for a significant amount of traffic volume on certain routes and the industry is competitive on pricing, the rates set by these conferences do affect the overall freight rates on certain routes to a certain extent.

Alliances such as The Grand Alliance (comprising Hapag-Lloyd Group, Malaysia International Shipping Corporation, Nippon Yusen Kabushiki Kaisha, Orient Overseas Container Line and P&O Nedlloyd), New World Alliance (comprising American President Lines, Hyundai Merchant Marine and Mitsui-OSK Line) and CHKY (comprising COSCO Container

Lines, Hanjin Shipping, Kawasaki Kisen Kaisha and Yang Ming Line) attempt to coordinate their services amongst members on certain routes. These alliances provide joint liner services on certain major trade routes at an agreed vessel development schedule and frequency amongst their members, which regulates the supply of capacity on such routes within the alliances.

Drewry estimates that freight rates will continue to rise in 2004 due to growth in demand for such services, which is consistent with the proposed increases in freight rates by the FEFC and TSA.

CONTAINER SHIPPING INDUSTRY IN THE PRC

PRC economy and foreign trade

China was the fourth largest foreign trading nation in 2003, with foreign trade totalling about US$850 billion. The world's top 5 export and import nations are the United States, Germany, Japan, China and France. Collectively they accounted for about 37.0% and 39.8% of total world exports and imports respectively in 2003.

Among these countries, China is the fastest growing export and import country by a significant margin.

The following table includes various economic and trade data on the top 5 export and import nations in 2003.

Country	2003 Exports (US$ billion)	2003 Annual growth (%)	Share of total worldwide exports in 2003 (%)	2003 Imports (US$ billion)	2003 Annual growth (%)	Share of total worldwide imports in 2003 (%)
U.S.	724.0	4	9.7	1,305.6	9	16.8
Germany	748.4	22	10.0	601.7	23	7.7
Japan	471.9	13	6.3	383.0	14	4.9
China	438.4	35	5.9	412.8	40	5.3
France	384.7	16	5.1	388.4	18	5.0
World total	7,482.2	16	100.0	7,764.9	16	100.0

Source: PRC Customs

China's major foreign trade partners by value and by volume are Japan, the United States, the E.U., and Hong Kong. These four regions accounted for about 68.5% and 41.7% of the total value of all Chinese exports and imports respectively in 2003.

Foreign trade growth and impact of WTO

Since China became a member of the WTO in December 2001, the value of foreign trade in China has increased significantly. In 2001, 2002 and 2003, China's GDP grew by 7.5%, 8.0% and 9.1% respectively, while during the same period the total value of Chinese foreign trade grew 7.5%, 21.8% and 37.1% respectively. The growth in the value of China's foreign trade continued to increase in 2004. China's GDP growth and export growth are expected to be about 7.9% and 14% respectively, in 2004. In the first three months of 2004, the value of Chinese foreign trade amounted to about US$239.9 billion, an increase of 38.2% over the same period in 2003.

With China's entry into the WTO, it is expected that tariffs on foreign trade goods will be reduced, and the Directors believe China's entry into the WTO will continue to have a positive impact on the growth of China's foreign trade and the growth of container shipping to and from China.

The following table illustrates China's economic and foreign trade growth.

Year	GDP growth (%)	Foreign trade (US$ billion)	Growth in value of foreign trade (%)	Export value (US$ billion)	Growth (%)	Import value (US$ billion)	Growth (%)	Value of trade balance (net export) (US$ billion)
1996	9.6	289.9	3.2	151.1	1.5	138.8	5.1	12.3
1997	8.8	325.2	12.2	182.8	21.0	142.4	2.5	40.4
1998	7.8	324.0	(0.4)	183.7	0.5	140.2	(1.5)	43.5
1999	7.1	360.6	11.3	194.9	6.1	165.7	18.2	29.2
2000	8.0	474.3	31.5	249.2	27.8	225.1	35.8	24.1
2001	7.5	509.7	7.5	266.1	6.8	243.6	8.2	22.5
2002	8.0	620.8	21.8	325.6	22.4	295.2	21.2	30.4
2003	9.1	851.2	37.1	438.2	34.6	412.8	39.8	25.5

Source: PRC Customs, 2003 China Statistical Yearbook, National Bureau of Statistics of China

Since 1994, China has been a net exporter in terms of the value of its foreign trade. The value of China's foreign trade grew at a CAGR of 16.6% from 1996 through 2003. In 2003, about 51.5% of China's foreign trade was derived from exports, and 48.5% was derived from imports, representing a trade surplus of US$25.5 billion.

Out of the US$438.2 billion in exports generated by China in 2003, a majority comprised machinery, electrical and textile products. Machinery and electrical products exports grew 44.8% in 2003, and accounted for about 52% of all Chinese exports in 2003, while clothing, textile materials and products accounted for about 18% of all Chinese exports in 2003.

The PRC container shipping industry

With China's significant growth in foreign trade following its entry into the WTO, China has also experienced significant growth in its container shipping industry. From 1996 to 2003, port throughput in China grew at a CAGR of about 30%. China has become the largest container throughput country in the world.

The following table illustrates the growth of port throughput in China.

	1996	1997	1998	1999	2000	2001	2002	2003
Throughput (TEU million)	7.7	9.8	12.4	17.5	22.6	27.5	37.2	48.7
Annual growth (%)	26.7	27.5	26.4	40.6	29.5	17.0	35.4	30.8

Source: China's Shipping Development Report, Ministry of Communications

During 2002, about 28 million TEU, or about 75% of the total PRC container throughput, was foreign trade, while the remaining 25% of total throughput was domestic trade. Loaded containers accounted for about 74.4% of all foreign container throughputs at major PRC ports in 2002.

Shanghai, Shenzhen, Qingdao and Tianjin were the largest ports in China in terms of throughput in 2003. Collectively, they accounted for about 60% of total container throughput in China in 2003. In 2003, Shanghai and Shenzhen recorded the highest throughput growth amongst the ten largest ports in the world, surpassing Pusan as the third and fourth largest ports in the world.

The following table lists the top container ports in the world in terms of container throughput.

		Throughput		
Rank	Port	2002 (million TEU)	2003 (million TEU)	2003 annual increase (%)
1(1)	Hong Kong	19.14	20.10	5
2(2)	Singapore	16.80	18.10	8
3(4)	Shanghai	8.61	11.28	31
4(6)	Shenzhen	7.61	10.61	39
5(3)	Pusan	9.45	10.37	10
6(5)	Kaohsiung	8.49	8.84	4
7(8)	Los Angeles	6.11	7.18	18
8(7)	Rotterdam	6.52	7.10	9
9(9)	Hamburg	5.37	6.14	14
10(10)	Antwerp	4.78	5.45	14

Source: China Ports Association Container Branch 2004; ranking in parenthesis indicates respective 2002 ranking

The main partners in the container trade with China in 2002 were the United States, the E.U., Hong Kong, Japan and South Korea. Together these countries accounted for about 80% of throughput in major Chinese ports in 2002.

The growth in China's container throughput continues to significantly increase in 2004. In the first three months of 2004, China's container throughput amounted to about 12.7 million TEU, an increase of 24.7% over the same period in 2003. According to China's 2002 Shipping Development Report (中國航運發展報告), container trade in China is expected to continue to grow significantly in the long term, with Chinese ports expected to have a combined throughput of 100 million TEU by 2010, rising to 170 million TEU by 2020. With the growth in the Chinese economy and the accession of China in the WTO, the rate of growth of import trade is beginning to outpace the rate of growth of exports, providing further opportunities for growth in Chinese container trade. In 2003, the value of imports grew by about 39.9% from the same period in 2002, and the value of exports during the same period only grew by about 34.6%.

PRC container shipping market

The container shipping market in China can be separated into three segments: international, domestic, and international-domestic feeder services. Currently, domestic and international-domestic feeder services between ports of the PRC are usually maintained by vessels bearing the PRC flag. Unless approval has been granted by the MOC, a foreign registered vessel is not permitted to be engaged in sea carriage and towage activities between ports in China.

In 2002, there were 119 international container liner companies registered with the Ministry of Communications, of which 36 companies were registered in the PRC. The largest PRC companies engaged in international container liner services are COSCO Container Lines and CSCL.

The following table illustrates the operating capacity, volume and growth of the largest Chinese container lines.

	2002 Operating capacity ('000 TEU)	2002 Volume handled ('000 TEU)	Annual growth (%)	Main routes
COSCO Container Lines	230	3,990	12.0	International
CSCL	168	2,770	34.0	International

Source: The China's 2002 Shipping Development Report

The main destinations of domestic container freight are Shanghai, Guangzhou, Qingdao, Tianjin, Yingkou, Dalian, Quanzhou and Shenzhen. The main destinations of international-domestic feeder services are the main coastal ports in Shanghai, Xiamen, Ningbo, Tianjin and Qingdao, and Chongqing, Nanjing and Zhangjiagang along the Changjiang. The main operators of domestic and international-domestic feeder services are CSCL and COSCO Container Lines.

Because domestic and international-domestic feeder services are dominated by Chinese carriers, and because the routes and ports of each domestic and feeder vessel are regulated by the Ministry of Communications, the freight rates of domestic and international-domestic feeder services are less volatile than international freight rates.

Development trends of the Chinese container shipping industry

The Directors believe that the following trends may have a significant impact on the Chinese container shipping industry in the future:

- *Growth will continue to be driven by growth in the level of China's foreign trade*

  Anticipated growth in China's exports to the rest of the world are expected to continue to drive demand for global container shipping services. In addition, since China joined the WTO in 2001, China has experienced significant growth in its foreign trade and container traffic volumes, and the Directors expect that this trend will continue in the next few years, providing significant growth in demand in the container shipping industry in China.

- *Container transportation is growing in China and has opportunities for further growth*

  Although container throughput has grown rapidly in China over the past few years, it is small relative to the total volume of freight throughput in China. In 2001, 2002 and 2003, container throughput accounted for 10.4%, 12.1% and 13.3% of total freight throughput (in terms of weight) at Chinese ports respectively. The Directors believe that container throughput will continue to increase as a percentage of total Chinese freight as container transportation continues to gain market penetration in China due to its efficiency and cost effectiveness. In addition, there has been a shift in Chinese exports from general basic goods to higher-value finished manufactured goods (e.g. electronic consumer goods, clothing, etc.), which are generally containerised.

- *Increased capital investment in Chinese ports and related infrastructure may enable container throughput to increase*

  According to China's 2002 Shipping Development Report, China is committed to further develop its port infrastructure, which is needed to accommodate further growth of

container transportation, and to allow larger vessels (with more than 8,000 TEU capacity) to dock. A total of RMB8.0 billion, RMB12.4 billion, and RMB13.0 billion were invested in PRC port infrastructures in 2000, 2001 and 2002 respectively, and a further RMB24.1 billion was spent in 2003. The increased investment in port infrastructures in China, especially in key harbour cities such as Shanghai and Shenzhen, combined with the strong growth in foreign trade in China, are key drivers to the continued growth of Chinese container trade.

- *Costs of shipbuilding in China will remain relatively inexpensive compared to such costs in other nations*

Shipbuilding is a labour intensive industry, and shipbuilding costs in China are lower than such costs in other large shipbuilding nations (e.g. South Korea and Japan) largely due to China's highly competitive labour costs. Chinese shipyards can currently build container vessels up to 5,688 TEU with specifications which meet international standards. In September 2003, the new build price of a 5,688 TEU vessel in China was around US$55 million, while at the same time the estimate average price of a similar vessel (5,500 TEU) in the third quarter of 2003 is quoted in Drewry to be US$58 million.

- *Liner services to/from China are becoming increasingly competitive and this will continue under the WTO agreement. However, domestic container shipping and feeder services in China are likely to continue to be dominated by Chinese-owned companies*

Following China's entry into the WTO, China relaxed regulations applicable to foreign container shipping companies operating international routes originating from Chinese ports. These include, among others, the relaxation of licence requirements, opening of new international routes; allowing PRC-registered wholly foreign owned enterprises to conduct services which include international cargo warehousing operation, cargo agency services for liners of the foreign enterprise, issue bills of lading and fee collection services, and allowing Sino-foreign equity joint ventures and Sino-foreign cooperative joint ventures to conduct international shipping transportation, international liner agencies, international liner management, international marine cargo loading and unloading, international container depot operations. Foreign ownership on international liner transportation and international liner agency operation is limited to 49%. With the opening of the Chinese international container shipping industry, the Directors expect that foreign competition will increase in China. However, since foreign-capital enterprises, Chinese-foreign equity joint ventures and Chinese-foreign contractual joint ventures shall not engage in the operation and management of water transport in the coastal waters, rivers, lakes and other navigable waters in PRC before permission is obtained from the Ministry of Communications, these markets are expected to remain dominated by Chinese operators.

The Group's operations are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries in which its vessels are registered. Because such conventions, laws and regulations are subject to revision, it is difficult to predict the continuing cost of compliance with such conventions, laws and regulations, the impact thereof on the resale price or useful life of vessels or on business operations. After having made reasonable enquiries and save as disclosed in this prospectus, the Directors confirm that the Group has not committed any material breach of the regulations stated in this section headed "Regulations" as at the Latest Practicable Date. The Directors also confirm that the Group has obtained all necessary permits, licences and certificates that are material to the conduct of its operations.

Maritime and Anti-trust Regulations

China

- *Regulatory Authority of Maritime Transport Business in the PRC*

Under the Maritime Law of the People's Republic of China (the "Maritime Law"), marine transport comes under the unified management of the competent transport authorities under the State Council, with effect from 1st July, 1993. The General Office of the State Council promulgated the Provisions Concerning the Function Allocation, Internal Organisation and Personnel Establishment of the Ministry of Communications ("MOC Functions Provisions") on 18th June, 1998, under which the MOC is a constituent department of the State Council that oversees land and maritime transportation. The Department of Maritime Transport of MOC is responsible for the management of international and domestic maritime transport, ports, shipping agency and other shipping services.

Under the MOC Functions Provisions, the original Port Administration Bureau of China and the Vessel Examination Bureau were merged to become the Maritime Bureau, which is an organisation directly under the MOC. Moreover, pursuant to the Notice Issued by the General Office of the State Council Concerning the Proposal for the Establishment of a Maritime Organisation directly under the Ministry of Communications, promulgated and effective from 26th September, 1999, the MOC also established local maritime authorities directly under it as well as branches, as work requires. Such maritime authorities will be uniformly known as the Maritime Bureau of the People's Republic of China. (As the reform of the Maritime Transport authority is yet to complete, some of the maritime authorities at various levels are still known as the Port Administration of the People's Republic of China or the Vessels Examination Bureau of the People's Republic of China).

- *Provisions Relating to the Operation of Maritime Transport and Its Related Auxiliary Services*

The provision of maritime transport and maritime transport services along the coast, rivers, lakes and other navigable waterways of China must comply with the Regulations of the People's Republic of China for the Administration of Maritime Transport, the Rules for the Implementation of the Regulations for the Administration of Maritime Transport, the Provisions of the People's Republic of China Concerning the Administration of Maritime Transport Services and the Rules for Domestic Maritime Transport of Goods, and should be in accordance with the conditions for operation qualification under the Rules for the Administration of Qualification for the Operation of Domestic Maritime Transport. In accordance with the Regulations of the People's Republic of China for the Administration of Maritime Transport, establishment of enterprises engaged in the operation of maritime transport or maritime transport services shall be examined and approved by competent transport authorities. The competent transport authorities will issue a permit upon examination and approval. A transport permit will be issued in respect of establishment of enterprises engaged in maritime transport whereas a maritime transport services permit will be issued in respect of establishment of enterprises engaged in maritime transport services. Enterprises with the maritime transport permit or the maritime transport services permit may apply for a business licence to the local industrial and administrative authority. These enterprises may only commence operation upon obtaining a business licence.

The provision of international maritime transport into and out of Chinese ports and other associated services (including international shipping agency, international vessel management, international goods stevedoring, international maritime warehousing of goods, international maritime container stations and stowage yards) must comply with the relevant provisions of the Regulations of the People's Republic of China for International Maritime Transport and the Rules for the Implementation of the Regulations of the People's Republic of China for International Maritime Transport. To conduct the above services in China, approval and related assurance certificates must be obtained from the relevant communications supervisory division; an International Maritime Transport Permit must be obtained for operating international maritime transport services; an operation qualification must be obtained from the MOC for operating international scheduled transport services; and an International Shipping Agency Registration must be obtained for operating international shipping agency services. According to the Circular for Strengthening the Management of Scheduled Domestic Feeder Container Transport and Scheduled International Transport promulgated on 14th February, 1997, an application must be made to the MOC for the operation of domestic feeder services.

The operation of international freight agency service must comply with the relevant provisions of the Provisions of the People's Republic of China for the Administration of International Freight Agency and the Rules for the Implementation of the Provisions of the People's Republic of China for the Administration of International Freight Agency. Under those provisions, an international freight agency enterprise may, after obtaining the International Freight Agency Enterprise Approval Certificate of the People's Republic of China, act as agent for consignors and consignees of goods exported or imported, or as an independent operator, conducting international freight agency services.

REGULATIONS

- *Supervision Relating to Routes and Freight Rate*

Under the Maritime Transport Regulations, a 15-day notice is to be given for the opening or cancellation of any international scheduled service, or changing the vessel or time for any international scheduled service, and such opening or cancellation or change has to be filed with the competent communications department of the State Council within 15 days following their occurrence. For enterprises which fail to complete the filing procedures pursuant to the Maritime Transport Regulations, the competent transport authorities under the State Council or the local transport authorities under the authorisation of the State Council will order such enterprises to complete the filing procedures within a specified period of time. Enterprises which fail to complete the registration within the specified period of time may be subject to a penalty of more than RMB10,000 but less than RMB50,000 with their qualifications disqualified. Freight rates charged by international maritime transport service operators which are engaged in operation of international scheduled transport services shall be registered with the competent transport authorities under the State Council pursuant to the prescribed format. For enterprises which fail to complete the filing procedures or who fail to file the freight rates under the Maritime Transport Regulations or fail to implement the registered freight rates, the competent transport authorities under the State Council or the local transport authorities under the authorisation of the State Council will order the enterprises to make their registration within a specified period of time, and may be subject to a penalty of more than RMB20,000 but less than RMB100,000.

Pursuant to the Maritime Transport Regulations, the competent transport authorities under the State Council shall authorise designated authorities to complete filing of freight rates. In accordance with the requirement, the Ministry of Communications shall issue the Circular for Implementing the Freight Rate Reporting System and Authorising the Shanghai Shipping Exchange (with effect from 1st November, 1996). Authorised the Shanghai Shipping Exchange to be responsible for accepting the filing of freight rates of container shipping companies in Shanghai, Zhejiang and Jiangsu. The filed freight rates include so-called published freight rates and agreed freight rates. A published freight rate is a freight rate contained in the freight book of international freight operators and non-vessel operating common carriers (NVOCC); and an agreed freight rate means the freight rate agreed between international freight operators, the cargo owner and the NVOCC. The published freight rate and the agreed freight rate will respectively take effect on the expiry of 30 days and 24 hours after being filed with the competent department. International freight operators should implement the filed charge.

In respect of management of routes relating to domestic maritime transport, under the Circular for Further Regulating the Registration Management of Domestic Maritime Transport, the opening or adjusting of any domestic feeder container service and passenger service must be registered with the relevant transport authorities. In respect of domestic maritime freight rates, under the Circular for Issues relating to the Entire Opening of Maritime Freight Rates issued by the Ministry of Communications under the State Development and Reform Commission, freight rates (excluding military expenditure, freight rates directly incurred in military and dealing with emergencies and disasters) are open to adjustment depending on market situation. Exact rates will be determined by maritime transport enterprises based on

operating costs and market demand and supply, effective from 1st May, 2001. Freight rates charged by enterprises engaged in maritime transport under the Central Government shall be filed with the State Development and Reform Commission and the Ministry of Communications by the relevant enterprises. Freight rates charged by other enterprises engaged in maritime transport shall be filed with the relevant provincial (district) pricing bureaus and competent transport authorities. Upon opening of freight rates, each enterprise engaged in maritime transport shall strictly comply with the relevant requirements relating to pricing prescribed by the State. Save as contractual freight rates, adjustments to freight rates shall be announced to public 30 days prior to the adjustments. In case of contravention of the relevant State's requirements in respect of freight rates or service charges, the portion thereof will be forfeited and a penalty more than RMB20,000 but less than RMB150,000 will be imposed pursuant to the Regulations of the People's Republic of China for the Administration of Maritime Transport.

- *Supervision Relating to Vessels*

Under the Regulations of the People's Republic of China for Vessels Registration, vessels of corporations incorporated under the laws of China and having their main place of operation in China should be registered under the Vessels Registration Regulations and obtain nationality and ownership certificates. The port administration authority of China (currently known as "Maritime Bureau of China", same for the rest below) is the competent authority for vessel registration. The port administration authority at various ports is the authority that actually carries out vessel registration (hereinafter referred to as "vessel registration authority"), and its jurisdiction is determined by the port administration authority of China.

Any vessel registered or intended to be registered in China must apply to the stipulated vessel examination authority for the statutory examination, in accordance with the Interim Measures for the Administration of Vessel Examinations, with effect from 9th November, 2000. Under the Regulations of the People's Republic of China for the Examination of Vessels and Maritime Facilities, vessel examinations may be carried out by the vessel examination organisation established by the vessel examination bureau (currently Maritime Bureau of China), or the vessel examination organisations entrusted, specified or approved by the local vessel examination organisation and vessel examination bureau (currently the Maritime Bureau of China) that are established by the competent communications department of the respective provincial people's government. When a vessel has passed its examination, the examination organisation should accordingly issue a certificate.

- *Supervision Relating to Containers*

Under the Regulations of the People's Republic of China for the Examination of Vessels and Maritime Facilities and the Interim Measures for the Administration of Vessel Examinations, the owner or operator of containers must apply to the vessel examination organisation established or specified by the vessel examination bureau (currently the Maritime

Bureau of China) for the following examinations to be carried out: 1) for containers being made, a manufacturing examination; 2) for containers in use, a regular examination. When a container has passed the examination, the vessel examination organisation should accordingly issue a certificate.

Under the Procedures for the Administration of Entry-Exit Inspection and Quarantine of Containers, all filled and empty containers must meet International Standards Organisation requirements entering, leaving or in transit must be inspected and quarantined, with effect from 1st February, 2002. The State Administration for Entry-Exit Inspection and Quarantine is responsible for the management of inspection and quarantine of all containers entering and leaving the country. The inspection and quarantine organisation, established by the State Administration across the country, is responsible for the actual inspection and quarantine work. Before or when a container leaves the country, or when it is in transit, the shipper, cargo owner or the agent must report it to the inspection and quarantine organisation for inspection, and the organisation must conduct the stipulated inspection and quarantine work. Containers entering the country and the goods contained therein must be inspected before release. Exit containers should be inspected before loading with goods; without the approval of the inspection organisation, a container should not be loaded with goods.

United States. Carrier operations of the Group serving U.S. ports are subject to the provisions of the U.S. Shipping Act. Among other matters, the U.S. Shipping Act provides for an exemption from antitrust laws for certain co-operative agreements between common carriers operating in the United States. The most common types of agreements are slot exchange agreements, under which carriers share space on each others' vessels, and rate discussion agreements, pursuant to which carriers can co-ordinate, discuss and agree on ocean freight rates and charges and other terms and conditions of service (collectively, "Carrier Agreements"). Adherence to decisions reached in discussion agreements is voluntary. To receive an antitrust exemption, Carrier Agreements must be reviewed by the FMC.

Under the U.S. Shipping Act, carriers serving U.S. ports may offer transport services to customers either through semi-confidential service contracts or through publicly available tariffs. The U.S. Shipping Act requires carriers to publish their tariff rates and certain contract terms. Tariff rates are usually made available to the public through the internet. The U.S. Shipping Act requires "controlled carriers", which includes the Group and other carriers that are majority-owned by a government or state-owned entity, to publish any increase or decrease to their tariff rates 30 days in advance. The Group, along with several other Chinese controlled carriers, has been granted an exemption and may reduce its tariff rates immediately upon publication, although the FMC has retained the right to revoke the Group's exemption subject to the requirements of the U.S. Shipping Act. Non-controlled carriers are only required to publish a 30-day notice of rate increases; they can decrease their tariff rates immediately upon publication. Changes to service contracts are not subject to the 30-day waiting period. Civil penalties of up to US$60,000 per violation can be imposed on carriers serving U.S. ports that fail to adhere to the U.S. Shipping Act and other regulatory requirements relating to carrier agreements, tariffs, and service contracts.

REGULATIONS

In December, 2003, the United States and China entered into an Agreement on Maritime Transport. The Agreement will enter into force after each government takes certain measures, including, on the part of the U.S. government, granting relief to Chinese controlled carriers from the 30-day tariff reduction waiting period. As noted above, the FMC granted this relief to several Chinese controlled carriers, including the Group. The Agreement provides, among other things, for the right to call at ports of the other party, the right to establish branch offices, the simplification and expedition of administrative, customs and other required formalities and the billing and collection of revenues in local currency and the conversion and remittance of revenues. Once it enters into force, the Agreement could help improve the efficiency of operations of the Group but it may also enhance competition facing the Group, particularly from U.S. shipping companies on U.S.-China routes.

Following the terrorist attacks on 11th September, 2001, the U.S. Government adopted various measures, including the Maritime Transportation Security Act of 2002 (MTSA), to improve security at U.S. ports and security of cargo movements to and from the United States. With respect to port security, the U.S. Department of Homeland Security has determined that the International Maritime Organization's International Ship and Port Facility Security Code (the IMO ISPS Code), which become effective 1st July, 2004, will satisfy its mandates to assess the effectiveness of the antiterrorism measures maintained at foreign ports under the MTSA. The Department of Homeland Security's U.S. Coast Guard has outlined its approach to implementing these aspects of the MTSA. Under the U.S. Coast Guard's measures, teams must visit port areas, including non-U.S. ports, to assess the anti-terrorism measures in place at such facilities. If assessors are denied access, the U.S. Coast Guard can subject vessels that called at that port to additional enforcement actions, including denial of entry into U.S. waters. Measures may also be taken with respect to ports which are found to be non-compliant with the IMO ISPS Code. Under the MTSA, a country has 90 days from the date of notification to achieve compliance. If, after that time, corrective action has not been taken, vessels arriving in the U.S. from ports in that country can be subject to additional measures, which can be imposed immediately if the non-compliance in the country is serious enough. Such measures may include, among others, at sea boarding prior to entry into port; controlling the vessel's movement; armed escort; comprehensive security inspection and denial of entry. These measures will remain in place until the country demonstrates compliance.

In addition to the port security measures, the MTSA requires enhanced crewmember identification, automatic vessel identification systems for vessels operating in U.S. waters and long-range vessel tracking systems. Furthermore, pursuant to the Trade Act of 2002, the U.S. Customs Service requires ocean carriers to transmit cargo manifests for cargo being shipped on container vessels to the United States 24 hours in advance of loading at non-U.S. ports. Some of these measures, or any additional security-related measures that may be imposed, could adversely affect the efficiency of operations of the Group or result in additional costs.

Canada. The primary anti-trust legislation in Canada is the Competition Act. This Act creates offences for certain distribution activities, misleading marketing and agreements to restrict competition. It provides for both criminal and civil proceedings. In Canada, the Shipping Conferences Exemption Act, 1987 ("SCEA") exempts from the provisions of the Competition Act certain shipping conference practices, such as agreeing to terms and prices

by way of published tariffs or service contracts, pooling volumes, and exchanging market data with the objective of achieving trade stability. This allows for partial anti-trust immunity provided that, among other things, on request a shipping conference is required to meet, notify and discuss issues which arise with the Canadian Shippers Council. To be eligible for the exemption, shipping conferences must file certain documents with the Canadian Transportation Agency. These include a copy of the agreement that sets out the aspect of service and pricing that the shipping lines have agreed to carry out jointly. Conferences must also file a copy of all common tariffs, and file notice of any tariff increases at least 30 days before raising the tariff.

Recent amendments to the SCEA include provisions (a) permitting conference carriers to offer individual confidential service contracts, (b) permitting carriers to file rates and tariffs electronically, (c) providing for penalties of 10,000 Canadian dollars per offence, and (d) reducing the notice period for independent action from fifteen to five days. In general, these amendments brought the Canadian regulatory environment closer to U.S. and European regulation.

There are a variety of statutes designed to restrict importation of certain products and to inhibit dumping on the Canadian market. The Special Import Measures Act is the primary legislation which deals with anti-dumping and countervailing duties. The Export and Import Permits Act controls importation of a number of types of goods listed on the Import Control List. This list specifies goods which the Government deems necessary to control for purposes enumerated within the Act. Permits are required for the import of goods on this list, which includes a broad variety of textiles, clothing, agricultural products, steel products, weapons and munitions. While the primary role of the Customs Tariff is to impose duties on imported goods, it also prohibits importation of certain enumerated goods such as materials considered obscene or hate propaganda, reprints of Canadian copyrighted works, offensive weapons, counterfeit coins and used mattresses. There are a large number of other statutes which restrict or control importation of specific items. Virtually all of these Acts make a contravention of their provisions or regulations an offence punishable by fines and/or imprisonment.

If trade is to be conducted by ships between ports within Canada, the Coasting Trade Act may have some application. This Act prevents a foreign or non-duty paid ship from engaging in the coasting trade without obtaining a license and making arrangements for payments toward the applicable duty to be made during the period the ship is engaged in the coasting trade. The coasting trade includes the carriage of goods by ship from one place in Canada to another place in Canada. The primary factor determining whether a license would be granted is whether there is a suitable and available Canadian ship to provide the service.

European Union. The EU recognises traditional conferences but not discussion agreements. In the EU, the Group is affected by the regulations under the Treaty of Amsterdam (formerly the Treaty of Rome) ("Treaty"). Under the Treaty, the Group is subject to European Community ("EC") Regulation 4056/86 ("Reg. 4056/86") and EC Regulation 823/00 ("Reg. 823/00").

Under Reg. 4056/86, carriers are entitled to give effect to rate fixing agreements in relation to the ocean carriage of cargo to and from the EU (and the European Economic Area) member states. This is in derogation of the fundamental prohibition of cartels imposed by Article 81 of the Treaty. Such derogation is subject to certain qualifications. These permitted rate fixing agreements relate to specific trade lanes. They are known as "liner conferences". The EU Commission is currently reviewing the application of Reg. 4056/86. It is understood that the Commission is aiming to publish its preliminary conclusions later in 2004, probably in the final quarter of the year, after which will follow a further period of consultation with industry and third parties. There was a public hearing on this at the Commission on 4 December 2003 at which parties were invited to put forward their arguments. It is believed that the Commission is likely to recommend abolishing or at least significantly cutting back the exemption, in order to bring liner shipping more into line with other industries. If the exemption is abolished or substantially amended, this would have a significant effect on the operation by shipowners of liner services and fundamentally change the system of pricing in the market.

Furthermore, as part of its modernisation process, the EU has introduced a new Regulation implementing Article 81 and Article 82 of the Treaty. This Regulation 1/2003 entered into effect on 1 May 2004, and, amongst other effects, has transferred the burden of testing compliance with Reg. 4056/86 and Article 81 of the Treaty, and the application of exemptions under Article 81(3), from the Commission to a self-assessment regime open to verification by interested third parties (at the national court level, before national competition authorities (or with the EC) or by the EC itself.

Reg. 823/00, known as the "consortia" regulation, permits carriers trading to and from the EU to co-ordinate, subject to certain conditions, the operation of their vessels in particular trade lanes, in order to promote greater efficiency in the optimising and scheduling of vessel capacity. Such permitted co-ordination is subject to certain qualifications and is distinct from, and must not include, freight rate fixing agreements (as permitted by Reg. 4056/86). The Group participates, world-wide, in a number of such arrangements, several of which are subject to Reg. 823/00 by reason of trade to and from EU member states.

It should be noted that the EU has been enlarged as of 1st May, 2004 to include Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, the Slovak Republic and Slovenia. As of that date EU law took effect in these countries in addition to the current 15 Member States.

Australia

- *Anti-trust*

In Australia, Part X of the Trade Practices Act 1974 ("TPA") provides liner cargo shipping conference agreements with exemptions from provisions of the TPA which would otherwise prohibit:

(a) contracts, arrangements or understandings which have the purpose, or have or are likely to have the effect, of substantially lessening competition; and

(b) corporations engaging in the practice of exclusive dealing.

For a liner cargo shipping conference agreement to be exempt from these provisions:

(c) the conference agreement must be registered (and in the case of the conference agreement being varied, reregistered); and

(d) the otherwise prohibited provisions contained in the conference agreement must:

  (i) in the case of contracts, arrangements or understandings which have the purpose, or have or are likely to have the effect, of substantially lessening competition, deal only with:

    (A) the fixing or other regulation of freight rates;

    (B) the polling or apportionment of earnings, losses or traffic;

    (C) the restriction or other regulation of quantity or kind of cargo to be carried by parties to the agreement;

    (D) the restriction or other regulation of the entry of new parties to the agreement; or

  (ii) be necessary for the effective operation of the conference agreement and of overall benefit to Australian exporters or importers.

The Company is a party to the registered conference agreement Asia-Australia Discussion Agreement ("AADA"). The AADA is currently under investigation by the Australian Competition and Consumer Commission ("ACCC"), in respect of a series of price increases under the agreement, to determine whether the AADA should be deregistered. The ACCC has recently released its position paper following its investigation into AADA's price increases. The ACCC has concluded that the AADA's power to legally fix prices should be disallowed. This is a preliminary view only and the ACCC will conduct a public consultation process before determining its final position. The ACCC will then report to the Minister for Transport and Regional Services who will decide whether to accept or reject the ACCC's recommendation.

If the ACCC recommends to the Minister that the AADA should be deregistered and the Minister accepts that recommendation, deregistration could mean that in the future AADA members will not enjoy the relief provided by Part X of the TPA outlined above and instead the activities of AADA members could be exposed to all of the prohibitions on anti-competitive behaviour contained in the TPA.

REGULATIONS

Parties to a conference agreement are able to amend freight rate charges without reregistration of the conference agreement. However, the Minister for Transport has the ability to serve an order on an ocean carrier requiring it not to engage in a specific pricing practice. In relation to the ability of carriers to change their freight rate charges, no distinction is made between state owned and non-state owned carriers.

Non-conference carriers with a suspected substantial degree of market power may be subject to an investigation by the ACCC. The ACCC may determine that a non-conference carrier has a substantial degree of market power. Accordingly, that carrier will be obliged to negotiate with a certain designated shipper body in respect of shipping arrangements.

Recent amendments to Part X include the extension of exemptions relating to rate setting to "terminal to terminal" type shipping negotiations, the extension of Part X to cover inward conferences (as well as outward conferences), the increase in the powers of the Minister of Transport and the ACCC to resolve anti-competitive conduct, a requirement that closed conferences accept new members in certain circumstances and allowing shipping conferences to negotiate collectively with stevedores for the provision of stevedoring services to member lines of those conferences.

- *Licences required for carriers to ship goods into Australia*

The Department of Transport and Regional Services, the Commonwealth Government ("Government") agency responsible for administering international shipping, has informed us that an international cargo ship, registered under a foreign flag, does not require a licence to ship goods into Australia, provided the ship does not engage in the domestic coasting trade. International cargo shipping lines are however required, for the purposes of Part X of the *Trade Practices Act* 1974 (Cth), to be represented in Australia by an Australian registered agent.

A ship is engaged in the domestic coasting trade if it carries cargo from any port in a State or Territory and delivers that cargo to a port in another State or Territory. A ship intending on engaging in the coasting trade is required to obtain a licence or a permit. Licences may be issued subject to the vessel satisfying a number of conditions, including that the ship is not in receipt of a subsidy from a foreign government and has mot received a subsidy within the previous twelve months. Unlicensed ships may apply for a permit to engage in the coasting trade. Permits may be issued at the discretion of the Government. Certain factors are taken into account including whether there is a suitable licensed ship available for the relevant shipping task and whether allowing the unlicensed ship to engage in the coasting trade is in the public interest.

In addition, Australian maritime and port regulations requires that Government and port officials be allowed to inspect an international cargo ship to ensure it complies with relevant international conventions eg. MARPOL, International Convention for Safety of Life at Sea, International Convention on Load Lines.

REGULATIONS

Recent developments in anti-trust immunities. The anti-trust immunities described above have historically been justified on the grounds that they are necessary to assure shippers of stable freight rates and reliable scheduled liner shipping services. These immunities have been in place in various forms for many years in the United States, Canada and EU. However, they have been gradually eroded and narrowed through legislative and regulatory amendments and court decisions. For example, in 1998 the U.S. Ocean Shipping Reform Act of 1998 ("OSRA") introduced measures designed to increase the level of competition in the United States between carriers. Three decisions issued by the European Court of First Instance on 28 February 2002 held that the immunities contained in EC Reg. 4056/86 apply only to port to port services, and do not permit fixing of tariffs for the inland leg of intermodal services.

In May 1999, the Secretariat of the Organisation for Economic Co-operation and Development (the "OECD") published a report entitled "Discussion document on regulatory reform in international maritime transport". The report recommended, among other things, that agreements among carriers to set common rates should no longer receive automatic antitrust immunity or exemption.

In April 2002, the OECD Secretariat published its final report entitled "Competition Policy in Liner Shipping" (the "OECD Report") which, among other things, concluded that there is no evidence that the liner shipping industry needs to be protected from competition by anti-trust immunity for price-fixing and rate discussions, and that there is no evidence that the conference system leads to more stable freight rates or more reliable shipping services than would be the case in a fully competitive market. The OECD Report concluded that countries should (i) seriously consider removing anti-trust exemptions for common pricing and rate discussion and (ii) have the discretion to retain exemptions for other operational arrangements relating to liner shipping so long as these did not result in excessive market power. The container shipping industry has disputed many of the factual findings contained in the OECD Report and is vigorously opposing the implementation of its recommendations.

In February 2002 the European Commission, noting the Draft OECD Report (published in November 2001 prior to the OECD Report), announced that it would study, and re-assess the justifications for, the existing exemptions for liner conferences provided in EC Reg. 4056/86. This is the first time that EC Reg. 4056/86 has been formally reviewed by the EU Commission since enactment of the Regulation in 1986.

As stated above, the EU Commission is currently reviewing the application of Reg. 4056/86 and it is understood that the Commission is aiming to publish its preliminary conclusions later in 2004, probably in the final quarter of the year, after which will follow a further period of consultation with industry and third parties. There was a public hearing on this at the Commission on 4th December, 2003 at which parties were invited to put forward their arguments. If the Commission concludes that the antitrust exemption for liner conferences should be removed or changed, it will then begin the legislative process for amending or replacing Regulation 4056/86.

REGULATIONS

Environmental Regulations

China. Based on the principles set forth in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (ISM Code) and with reference to the actual situation in China, the MOC promulgated the Management Code for the Safe Operation of Ships and for Pollution Prevention of the People's Republic of China on 12th July, 2001, with the objective of ensuring safety in maritime traffic, preventing injuries and deaths to persons, and preventing damage to the environment, especially the maritime environment, and property loss as a result. If a company meets the requirements of the ISM code, the Maritime Bureau of China will issue a "Document of Compliance" (DOC), with a term of not more than 5 years, as proof of the company's compliance with the ISM Code. On examination, if the management and operation of a ship meet the approved safety management policy of the company, the ship will be issued a "Safety Management Certificate" (SMC), with a validity not exceeding 5 years, by the competent department or the organisation recognised by the competent department, as proof of the ship's compliance with the ISM Code.

The port administration of China (currently Maritime Bureau of China) is the competent department in charge of prevention of pollution from ships. Under the Regulations of the People's Republic of China for the Prevention of Pollution from Ships, all ships (of every nationality) within Chinese waters and all owners of ships and other people must comply with the Prevention of Pollution from Ships Regulations and must not violate the Marine Environment Protection Law of the People's Republic of China and the Prevention of Pollution from Ships Regulations by discharging oils, oily mixtures, wastes and other toxic substances, with effect from 29th December, 1983. Besides complying with the Regulations, ships operating international services are also liable under the 1969 International Convention on Civil Liability for Oil Pollution Damage, to which China is a party. Pollutants discharged by ships must comply with the Discharge Standard of China. Under the Marine Environment Protection Law and the Prevention of Pollution from Ships Regulations, ships meeting certain specifications (oil tankers of 150 GRT or above, and non-oil tankers of 400 GRT and ships carrying over 2,000 tonnes of oil in bulk) must obtain pollution prevention certificate. Ships serving international routes should also have an Oil Record Book and an International Oil Pollution Prevention Certificate (IOPP).

United States. Vessel operators are subject to a number of federal and state laws and regulations with respect to environmental protection in the course of vessel operations in U.S. trade lanes. The primary laws are the Oil Pollution Act of 1990 (OPA 90) with respect to oil spill liability, the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) with respect to spills or releases of hazardous substances, the Federal Water Pollution Control Act, also called the Clean Water Act, and the National Invasive Species Act of 1996 ("NISA") with respect to ballast water management.

REGULATIONS

Under OPA 90, vessel owners, operators, and bareboat charterers are deemed "Responsible Parties" and are jointly, severally and strictly liable for all clean-up costs and other damages, including lost profits and earnings capacity and harm to real or personal property, caused by oil spills from their vessels. Although OPA 90 is primarily directed at oil tankers (which the Group does not operate), it also applies to non-tanker vessels with respect to the fuel carried on board the vessels. OPA 90 requires vessel owners and operators to adopt contingency plans for reporting and responding to an oil spill and ensure that crew members are adequately trained to respond to a spill. In addition, OPA 90 requires Responsible Parties to establish and maintain evidence of financial responsibility sufficient to meet the maximum liability to which they could be subject under OPA 90. Financial responsibility may be established by any combination of the following: evidence of insurance, surety bond, guarantee, letter of credit, qualification as self-insurer or other evidence of financial responsibility. The Directors believe the Group has sufficient insurance with its P&I Clubs to cover damages that might arise under OPA 90.

OPA 90 limits the liability of non-tankers to US$600 per gross ton or US$500,000 per discharge, whichever is greater. These amounts may be adjusted periodically for inflation. The liability limits do not apply if the incident was caused by a Responsible Party's gross negligence, wilful misconduct, or a violation of an applicable federal safety, construction, or operating regulation. In addition, liability is not limited if a Responsible Party fails to report an oil spill or fails to cooperate following a spill. Individual states of the United States may assess additional damages that are not subject to OPA 90's limits. Some states have enacted legislation providing for unlimited liability for oil spills both in terms of removal costs and damages. As such, overall liability under state law for a spill is virtually unlimited, and could theoretically exceed the Group's available insurance coverage in the case of a catastrophic spill.

The Clean Water Act prohibits the discharge of oil or hazardous substances and imposes strict liability in the form of penalties for damages and remedial costs. The Clean Water Act has been superseded in large part by OPA 90 although certain portions of the Clean Water Act are still relevant. The Clean Water Act provides both the government and private citizens a right of action against those discharging oil or hazardous substances. Criminal penalties can be imposed under both OPA 90 and the Clean Water Act.

CERCLA governs spills or releases of hazardous substances other than petroleum, natural gas, and related products. CERCLA imposes joint, several and strict liability on the owner or operator of a vessel or a facility from which there has been a release, as well as other responsible parties. Spills or releases could occur during shipping, land transport, terminal or other transport-related operations. Damages may include clean-up costs, natural resources damages, and economic losses without regard to physical damage to a proprietary interest. CERCLA limits liability for vessels to the greater of US$300 per gross ton or US$5 million, unless the discharge is the result of wilful misconduct. However, liability for a discharge from a facility, which could include one of the Group's containers, could be as high as the costs of response plus US$50 million for any damages. Criminal charges can be brought under CERCLA for a failure to report a discharge.

In the United States, the Group is also subject to various regulations relating to ballast water management, including NISA. NISA was enacted in 1996 in response to increased reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. Under NISA, the U.S. Coast Guard has established ballast water management regulations covering most vessels entering U.S. waters that call for voluntary mid-ocean ballast water exchange, retention of ballast water onboard the vessel or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard.

The International Maritime Organization adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, 2004 in February 2004. The convention will require all ships to have an approved ballast water management plan and will apply various standards to the exchange of ballast water, depending on the age of a ship and its ballast water capacity. The convention is not yet in force but the U.S. Coast Guard has been asked to consider its provisions in adopting mandatory ballast water requirements for the United States. If mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers, including the Group.

European Union. EU priorities on safety and environmental issues are largely dictated by the fact that the 15 Member States are IMO members, and internal EU rules have largely focused on ensuring compliance with international legislation. The EU has approved a number of classification societies under a Directive adopted in November 1994 which include the China Classification Society for certifying vessels compliance with relevant international codes and conventions. With regard to third country flagged vessels entering EU ports, there are also separate controls in place: under the Port State Control Directive 95/21/EC Member States of the EU are charged with inspecting at least 25% of third country flagged vessels that visit their ports and there are provisions allowing for the detention of ships that fail to meet safety standards, or removal for compulsory repairs. These checks include compliance with the international ISM code adopted by the IMO. Directive 2002/84/EC deals with maritime safety and the prevention of pollution from ships and implements a number of international and IMO codes dealing with safety, environmental and pollution issues. The EU has recently introduced a new Regulation 1762/2003 on the phasing out of single hull tankers, but this regulation deals only with bulk-carrying, and not container-carrying, vessels and is a response to the high profile oil spillages which have affected EU coastlines in recent years.

Canada. In Canada, shipowners are faced with a number of Canadian federal and, concurrently, provincial environmental laws which do or may apply to shipping operations and related activities in Canadian waters.

REGULATIONS

The Marine Liability Act ("MLA") gives effect to the International Convention on Civil Liability for Oil Pollution Damage, 1969 and the International Convention on the Establishment of the International Fund for Compensation for Oil Pollution Damage as amended by protocols in 1976 and 1992. The MLA imposes liability on the shipowner for oil pollution damage and for costs and expenses to prevent, repair, remedy or minimize that pollution. If the oil pollution results in impairment to the environment the ship owner is also liable for the costs of reasonable measures of reinstatement. Unless the pollution results from a personal act or omission of the vessel owner committed with intent to cause the oil pollution, or recklessly and with knowledge that oil pollution damage would probably result, the ship owner is entitled to limit liability. For such limitation the Act distinguishes between a Convention ship, which is essentially one which carries oil in bulk as cargo, and non-Convention ships, such as container ships. For a Convention ship the maximum liability of the shipowner is limited to 4,510,000 International Monetary Fund Special Drawing Rights ("SDR") per ton of the vessel's gross tonnage for the first 5,000 tons and 631 SDR per subsequent ton to a maximum of 89,770,000 SDR. For a non-Convention ship the limits from the Convention on Limitation of Liability for Maritime Claims, 1976, as amended by protocol, are applied through incorporation into the MLA. The limit of liability for oil pollution from a non-Convention ship is 500,000 Canadian dollars for vessels up to 300 tons and 1,000,000 SDR for vessels between 300 and 2,000 tons, with an additional 400 SDR for each ton up to 30,000 tons, 300 SDR for each ton from 30,001 to 70,000 and 200 SDR for each ton in excess of 70,000. This generally results in a lower limit of liability for non-Convention ships.

The MLA requires that certificates of insurance or other security be issued in respect of each vessel. All of the Group's owned vessels carry such certificates.

The Canada Shipping Act, Canadian Environmental Protection Act, 1999, Migratory Birds Convention Act, 1994 and Fisheries Act are the most commonly prosecuted federal laws in matters related to the environment. The Canada Shipping Act implements through its regulations many of the provisions of MARPOL 73/78. Each of these federal laws prohibit the release, discharge or dumping of oil or other substances as defined within each statute. In the event of a pollution incident the statutes impose reporting and remediation requirements and generally empower the responsible government agency to direct the ship owner and responsible parties in respect of clean-up. These statutes create offences for contraventions which can be publicly or privately prosecuted and in some cases create a civil cause of action. Common law causes of action may also be available for those affected by acts of pollution, subject to the provisions of the MLA. Each province has a variety of statutes regulating the environment which apply within the province and which apply or purport to apply to Canadian waters. Similar provisions relating to pollution offences are found within provincial statutes.

The Racine and Cast terminals in Montreal are subject to various federal and province of Quebec environmental laws. The Quebec Environment Quality Act prohibits the emission, deposit, issuance or discharge of any contaminant into the environment in quantities greater than those provided in the regulations. A contravention of this provision is an offence punishable by fines and imprisonment. The Minister of the Environment may issue an order in respect of clean-up against persons who have ownership, custody or control over

contaminants. The Minister may also take necessary clean-up measures and claim resulting costs from persons responsible for the emission, deposit, issuance or discharge of the contaminant or those who had custody or control over the contaminants. In such a case, the act imposes joint and several liability on each of these parties.

Australia. Australian law governing marine pollution from vessels takes the form of domestic enactment of international conventions. There are also a number of area specific statutes which regulate marine pollution.

The Commonwealth, the States and the Northern Territory of Australia have all legislated to give effect to some of the conventions listed below, but there is no uniformity between the various jurisdictions. Different jurisdictions have given effect to different conventions in different ways. The core of MARPOL 73/78 (referred to below) has been adopted in Australia by the Protection of the Sea (Prevent of Pollution from Ships) Act, 1983 ("PSA"). All of the States of Australia and the Northern Territory have their own legislation implementing Annex. I and II of MARPOL.

The Commonwealth and State Acts implementing Annex. I and II of MARPOL:

(a) prohibit the discharge of oil or and oily mixture, oil residues and other liquids into the sea subject to certain exception;

(b) prohibit the discharge of sewerage and garbage into certain waters subject to certain exceptions; and

(c) impose a duty to report certain incidents involving oil or an oily mixture, oil residues and other liquids;

The PSA also includes specific provisions applying to certain ships registered in Australia and unregistered ships having Australian nationality:

(a) requiring vessels of 400 tons or more, or certified to carry 15 or more persons which are registered in Australia, to have a shipboard waste management plan and to carry and maintain a garbage record book, oil record book and cargo record book;

(b) expanding incident reporting requirements so that vessels of 15 metres or more must report any incident that affects the safety of the vessel having the potential to result in the pollution; and

(c) empowering surveyors to require a vessel to discharge waste in port, where it becomes clear that the vessel would have to discharge some waste at sea before reaching its next port of call.

REGULATIONS

The maximum penalty for breaches of the Acts varies between jurisdictions. Under the PSA, the maximum penalty is 220,000 Australian dollars ("A$") for individuals and A$1.1 million for corporations. Of the State Acts, New South Wales has the highest penalties where the Marine Pollution Act 1987 sets the maximum penalties for pollution to marine waters at A$500,000 for individuals and A$10 million for corporations.

The International Convention on Civil Liability for Oil Pollution Damage, 1969 (known as CLC), as amended by Protocols dated 1976, 1984 and 1992, was implemented by the Commonwealth by enactment of the Protection of the Sea (Power of Intervention) Act, 1981. The Dumping Convention was implemented by the Commonwealth by enactment of the Environment Protection (Sea Dumping) Act, 1981 which also gives effect to Australia's obligations under the Prevention of Pollution of the South Pacific Region by Dumping ("SPREP") Protocol. The Protection of the Sea (Oil Pollution Compensation Fund) Act, 1993 gives effect to the Fund Convention in Australia and provides for who is to contribute to an international oil pollution compensation fund, how much they must contribute and how much contributions are to be completed.

The Commonwealth Protection of the Sea (Civil Liability) Act, 1981 and its State equivalents require all vessels over 400 GRT to have appropriate insurance in place to meet liabilities arising from pollution damage caused by the discharge of oil. A breach of this Act will result in a strict liability offence which carries penalties of up to A$110,000.

In addition to the above legislation which gives effect to International protocols, the Commonwealth and States also have legislation aimed at protecting certain sensitive areas. For example the Great Barrier Marine Park Act 1975 (Cth) provides for penalties up to A$220,000 for waste discharges in the Marine Park area.

International

Globally, the most important convention regulating and preventing marine pollution by vessels is the IMO International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (MARPOL 73/78). It covers accidental and operational oil pollution as well as pollution by chemicals goods in packaged form sewage, garbage and air pollution.

IMO's Intervention Convention affirms the right of a coastal State to take measures on the high seas to prevent, mitigate or eliminate danger to its coastline from a maritime casualty. The International Convention on Oil Pollution Preparedness, Response and Co-operation (OPRC), 1990 provides a global framework for international co-operation in combating major incidents or threats of marine pollution, A protocol to this convention (HNS Protocol) covers marine pollution by hazardous and noxious substances.

The IMO adopted the International Convention for the Safety of Life at Sea or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of vessels. SOLAS standards are revised periodically. The Directors believe that all vessels, either owned or chartered by it, comply with SOLAS standards. SOLAS also incorporates the

REGULATIONS

International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention ("ISM Code"). The ISM Code requires, among other things, vessel operators to implement environmental and safety management systems. The Group has obtained ISM accreditation for all its owned vessels and for the management companies operating those vessels.

All of the Group's owned and chartered vessels operate under the International Ship Management Code's standard of safe operations. The Group's owned vessels are registered with internationally recognised Classification Societies including Lloyds Register of Shipping, the American Bureau of Shipping, and Nippon Kaiji Kyokai. The principal purpose of Classification Societies is to provide objective and independent confirmation to the insurance underwriters that vessels are being maintained to the standards that are considered appropriate to minimise claims on underwriters. A beneficial by-product of the activities of Classification Societies is to provide reassurances to owners and others with a financial or other interest in those vessels that they are being regularly surveyed and properly maintained.

OVERVIEW

The Group is one of the world's largest and fastest growing container shipping companies based in China. It is principally engaged in the operation and management of international and domestic container marine transportation. According to BRS-Alphaliner *(Note 1)*, as at 30th April, 2004, the Group ranked as the 10th largest container shipping company in the world by operating capacity. As at 30th April, 2004, the Group operated a fleet of 113 vessels with total operating capacity of about 215,691 TEU (of which 16 vessels with a total capacity of 7,254 TEU were chartered out). For details of the basis for calculating the number of vessels please refer to the section headed "Business — Bases". Additionally, 25 of these vessels had capacity of over 4,000 TEU. The average age of the vessels in the Group's fleet was about 9.7 years as at 30th April, 2004 while the average age of the Group's vessels with capacity of over 4,000 TEU and 5,000 TEU were 1.6 years and 1.7 years, respectively. The total operating capacity of the Group's fleet has grown rapidly over the five years ended 31st December, 2003 at a CAGR of about 19.3%.

As a result of its substantial development and growth since its inception in August 1997, the Group has achieved global service coverage with a solid Chinese operational base and a strong position in its core international markets as well as in the domestic market. For the three years ended 31st December, 2003, the Group's annual trading volume in its international trading markets was about 1.3 million, 1.7 million and 2.0 million TEU of loaded containers whilst its capacity utilisation was about 55.0%, 61.8% and 65.1%. The Group's total revenue during those periods were about RMB7.8 billion, RMB10.5 billion and RMB15.3 billion, respectively.

As the Group's fleet of chartered and self-owned vessels has expanded and the individual carrying capacity of its vessels has grown, the Group has actively increased the number of long-distance international trade lanes and now covers major global trading zones. As at 31st March, 2004, the Group provided international shipping services along 44 trade lanes, among which 13 were trade lanes operated solely by the Group, 10 were joint service trade lanes and 21 were trade lanes operated by other shipping companies but with container spaces being made available to the Group under slot exchange and purchase arrangements. Additionally, as at 31st March, 2004, the Group operated 2 international sub-routes and was a party to slot exchange and purchase arrangements giving it container slots in 11 other international sub-routes operated by other shipping companies. Sub-routes are designed to supplement the Group's international shipping services by connecting ports in different trade lanes and by connecting smaller ports to trade lanes. Together, as at 31st March, 2004, the Group's services cover over 90 international ports between China and, separately, North America, Europe and the Mediterranean, Japan, Korea, Southeast Asia, Australia, West Africa and the Middle East. In 2003, about 90% of the Group's revenue was derived from its international shipping services. In addition to its international business, as at 31st March, 2004, the Group also operated 9 domestic coastal trade lanes and 10 sub-routes in China covering about 20 ports from South China to North China. The Directors believe that the Group is a dominant market leader in the Chinese domestic container shipping market.

Note 1: BRS-Alphaliner is a division of Barry Rogliano Salles, an international shipbroking company headquartered in Paris.

As at 30th April, 2004, the Group had ordered a further 24 vessels for purchase and had agreed to charter another 13, all of which are scheduled to be delivered between 2004 and 2007. The Company confirms that the vendors of the above vessels for purchase are not connected persons (as defined in the Listing Rules) of the Company. In relation to the independence of the entities chartering out the above 13 vessels to the Group, please refer to the section headed "Business — Vessels and Containers — Proposed Investment in New Vessels". As a result of these purchases and charters, as at 30th April, 2004, taking into account further possible purchases and charters and the retiring of certain vessels, the Group expects its operating capacity to rise from 215,691 TEU as at 30th April, 2004 to about 257,000 TEU by the end of 2004 and about 434,000 TEU by the end of 2007. With such a rapid increase in operating capacity, the Directors believe that it will be well equipped to deal with any future increase in worldwide demand for container transportation and the overall expansion of the Group. In addition, the Directors believe that its competitive fleet will enable it to further achieve economies of scale and to be well-positioned to capture business opportunities worldwide.

PRINCIPAL STRENGTHS

The Group believes that it has the following principal strengths:

- ***Leading market position in China, which has rapidly growing export industries.*** According to BRS-Alphaliner, the Group is one of only two China-based top 10 container shipping companies in the world. China is rapidly becoming the "world's factory" with export and real GDP estimated to grow by 14% and 7.9% in 2004, respectively. Throughput at China's ports reached 48.7 million TEU in 2003, representing year-on-year growth of 30.8%, and, according to the Chinese State Information Centre, in 2003 there was more throughput in China's ports than in any other country's ports. The Group, with its headquarter in Shanghai and substantial management and operational presence in China, is well positioned to serve the demand for worldwide container shipping services created by trade growth in China. The Group also operated 113 vessels with total operating capacity of about 215,691 TEU as at 30th April, 2004. As at 31st March, 2004, the Group provided international shipping services along 44 trade lanes covering over 90 ports, among which 13 were trade lanes operated solely by the Group, 10 were joint service trade lanes and 21 were trade lanes operated by other shipping companies but with container spaces being made available to the Group under slot exchange and purchase arrangements. The Directors believe that it is a dominant market leader in the Chinese domestic container shipping market. The Group holds a licence to operate in the domestic container shipping market. As at the Latest Practicable Date, no foreign registered shipping company is allowed to provide PRC domestic container shipping services. With the assistance of the Regional Subsidiaries who act as the Company's sales agents, the Group is able to solicit growing international and domestic container shipping business from a wide range of customers.

- ***Young fleet with lower operating costs for vessels.*** According to data from Containerisation International as at 15th February, 2004, the Group had a larger percentage of its overall capacity provided by young vessels (0 to 4 years old) than any other top 20 container shipping company. As at 30th April, 2004, the average age of the Group's vessels was about 9.7 years, and 92% of its vessels with capacity over 4,000 TEU (or 23 vessels) were under 3 years old. As at 30th April, 2004, the Group has also ordered for purchase a further 24 new vessels and agreed to charter a further 13 new vessels, all of which will be delivered between 2004 and 2007. These younger or newly-ordered vessels are expected to have relatively large capacity (4,000 TEU and up), which should reduce the Group's fixed operating cost per TEU. Additionally, because newer vessels tend to travel faster and can complete sailings in less time than older vessels, the Directors believe that it can maintain greater frequency in its trade lanes. Additionally with proper maintenance and repair programs, these newer vessels can transport more containers within a fixed period of time leading to a lower fixed operating cost per TEU.

- ***Exploitation of market opportunities and strategic fleet expansion.*** The Group ordered a substantial number of vessels (a total of 33) for purchase and time charter while the container shipping industry was in a cyclical downturn between 2000 and 2002. Because the Group ordered those vessels during a cyclical downturn, the Directors believe it was able to obtain them at a relatively low cost which as a result allowed the Group to reduce its expansion cost substantially. In addition, many of the vessels that the Group had recently ordered were or are to be delivered between 2004 and 2006, in time for what the Directors believe will be a continuation of the current recovery in the container shipping market.

- ***Experienced management team.*** The Group has an experienced and professional management team. The executive Directors and the senior management staff (excluding Mr. Lau Wai Yip who is the newly appointed qualified accountant of the Company) of the Company (as set out in the section headed "Directors, Supervisors, Senior Management and Staff — Senior Management") together have an average of over 27 years of experience in the shipping industry. Mr. Li Kelin is the founding chairman and currently the president of China Shipping. He has over 40 years' experience in the shipping industry.

- ***Flexibility to deploy resources.*** The Group is able to re-deploy certain of its vessels used in its domestic trade lanes to its international trade lanes (in particular, those with sufficient capacity, speed and loading configuration) at times when international shipping demand growth outpaces domestic demand growth, and vice versa. The Directors believe that the Group's flexibility to deploy resources derives from the significant number of vessels operating its domestic trade lanes that can be used to occasionally supplement its international trade lanes.

- ***Strong sales network with broad geographic coverage.*** The Group has a strong sales network covering each of the primary Chinese port cities, with over 90 sales points throughout China (including certain major cities) as at 31st March, 2004. The Directors believe that this sales team possesses a wealth of local knowledge to identify potential key customers and industry trends in the regions in which this team operates. As such, this sales network plays a major role in capturing domestic and international container shipping businesses to support the Group's growth. Furthermore, the Group has also appointed local agents at over 160 sales points outside China in over 70 countries giving it broad international sales network coverage as at 31st March, 2004.

BUSINESS DEVELOPMENT

The Company was founded in Shanghai in August 1997 by China Shipping, Guangzhou Maritime and Shanghai Haixing as the container shipping arm of China Shipping. As at the end of 1997, the Group had 15 small vessels with a total operating capacity of less than 6,000 TEU. As at the end of 2001, 2002 and 2003 the Group chartered and owned a total of 102, 106 and 111 vessels, respectively (of which 17, 13 and 14 vessels were chartered out). As at 30th April, 2004, the Group had a total of 113 vessels in operation with total capacity of 215,691 TEU (of which 16 vessels with a total capacity of 7,254 TEU were chartered out). For details of the basis for calculating the number of vessels, please refer to the sections headed "Business — Bases".

Trade Lanes

In 1997 around the time of inception of the Company, the Group operated only 6 trade lanes running between China to each of Japan and Korea and along coastal seaports of China. In accordance with the strategic direction of the Group and in view of the market opportunities and needs from time to time, the Group gradually commenced services in various different trade lanes from year to year. In 1998, the Group started services in trade lanes running between China and ports in Southeast Asia. In 1999, the Group initiated services in various new trade lanes including "China to Australia", "Far East to Europe" and "Far East to Mediterranean". Additionally, in 1999 the Group began running services to North America, with 6 vessels operating in its "Far East to West Coast of the United States" trade lane. In the latter half of 2001, the Group began services in trade lanes to the Middle East and Africa. As at 31st March, 2004, in the North American market, the Group had 19 vessels operating in its 4 trade lanes (including 3 joint service trade lanes) and was a party to slot exchange and purchase arrangements giving it container slots in a further 2 trade lanes operated by other shipping companies. Furthermore, the Directors believe that the Group is a market leader in the Chinese domestic container shipping market, and as at 31st March, 2004, the Group operated 9 domestic coastal trade lanes and 10 sub-routes in China.

In general, the size of the Group's fleet and its revenues have increased significantly over the last seven years. The table below details the Group's growth since its establishment:

Year End	1997	1998	1999	2000	2001	2002	2003	Five year compound annual growth rate (1999-2003)
Total operating capacity (TEU) *(Note 1)*	5,621	19,249	98,151	119,361	149,505	168,330	198,490	19.3%
TEU volume in terms of loaded containers actually delivered	48,034	249,249	778,007	1,462,700	1,804,560	2,392,642	2,834,207	38.2%
Total number of vessels in operation at the end of the year *(Note 1)*	15	48	93	101	102	106	111	4.5%
Total number of vessels with capacity over 2,000 TEU *(Note 1)*	—	—	19	20	29	37	40	20.5%
Number of international trade lanes *(Note 2)*	7	19	18	30	33	32	34	17.2%
Total revenue (RMB million)	151	981	2,912	7,063	7,795*	10,522*	15,276*	51.3%

Note 1: Including vessels chartered out. In 2003, 14 vessels were chartered out with a total capacity of 7,059 TEU. For details of the basis for calculating the number of vessels, please refer to the section headed "Business — Bases".

Note 2: Including solely operated and joint service trade lanes and those trade lanes operated by other shipping companies in which the Group was allocated container slots pursuant to slot exchange and purchase arrangements.

* *These figures have been prepared in accordance with Hong Kong GAAP*

Sales Network

Before 2003, the Group relied on the China Shipping Group to act as its local agents in China. From the end of 2002 to early 2003, the Group established the Regional Subsidiaries to act as its local agents in major port cities in China: Shanghai, Dalian, Tianjin, Qingdao, Xiamen, Hainan, Guangzhou and Shenzhen. These Regional Subsidiaries play an important role in soliciting international and domestic container shipping business from a wide range of customers on behalf of the Group. The Group owns 90% of each of these Regional Subsidiaries with the exception of CS (Hainan). The Company owns only 40% of CS (Hainan), but nonetheless, as at the date of this prospectus, controls it with the power to appoint more than half of CS (Hainan)'s total number of directors. All of the Regional Subsidiaries can provide agency services for both domestic and international trade lanes. In Hong Kong, the Group has a wholly owned subsidiary, CS (Hong Kong), which provides agency services for its international trade lanes. Outside China and Hong Kong, the Group has contractual arrangements with certain members of the China Shipping Group as well as independent third parties to act as the Group's agents.

CORPORATE HISTORY

The Company's registered share capital and shareholding structure has changed over time. When the Company was founded in 1997 as a limited company, it had registered share capital of RMB687,370,000 which was 51% owned by China Shipping, 24% owned by Guangzhou Maritime and 25% owned by Shanghai Haixing. Guangzhou Maritime has been a wholly owned subsidiary of China Shipping since 1997. According to the 1997 annual report published by CSDC (formerly known as Shanghai Haixing), as at 31st December, 1997, China Shipping held 56.45% of the issued share capital of CSDC. Pursuant to a subsequent issue of new shares by CSDC, China Shipping's shareholding in CSDC as at 31st December, 2003 was reduced to about 50.5%.

Upon the approval of the shareholders of the Company in March 2000, the Company's registered capital was increased to RMB1,801,050,000 and a wholly-owned subsidiary of China Shipping, Shanghai Maritime, also became a shareholder of the Company. Upon the completion of this increase in the registered capital of the Company, China Shipping's capital contribution was RMB721,580,000, representing about 40.1% of the registered capital, Guangzhou Maritime's capital contribution was RMB278,070,000, representing about 15.4% of the registered capital, Shanghai Haixing's (which has by then changed its name to CSDC) capital contribution was RMB450,260,000, representing about 25.0% of the registered capital, and Shanghai Maritime's capital contribution was RMB351,140,000, representing 19.5% of the registered capital. On 9th September, 2002, pursuant to the Transfer Agreement, CSDC transferred its 25% equity interest in the Company to China Shipping for a consideration of RMB1.00, which represented a premium as compared to the appraised net asset value and the unaudited net asset value of the Company as at 30th June, 2002, respectively. Please refer to the section headed "Business — Relationship with China Shipping Group — CSDC Right" for further details about the CSDC Right. After the completion of this transfer, China Shipping's capital contribution in the Company increased from RMB721,580,000 to RMB1,171,840,000, representing about 65.1% of the registered capital.

Upon the approval of the shareholders of the Company in November 2002, China Shipping injected RMB1 billion into the Company, increasing the Company's registered capital to RMB2,801,050,000. Accordingly, China Shipping's stake in the Company increased to about 77.5%, while Guangzhou Maritime's and Shanghai Maritime's stakes in the Company were reduced to about 9.9% and about 12.6% respectively.

Upon the approval by the shareholders of the Company in October 2003, China Shipping invested an additional RMB1 billion into the Company to increase the Company's registered capital to RMB3,801,050,000. China Shipping's stake in the Company was increased to about 83.5%, while Guangzhou Maritime's and Shanghai Maritime's interests were reduced to about 7.3% and about 9.2% respectively.

In January 2004, Guangzhou Maritime and Shanghai Maritime transferred all of their respective stakes in the Company to China Shipping for nil consideration. Subsequently, on 3rd March, 2004, the Company was converted into a joint stock limited company wholly-owned by China Shipping.

The Company's PRC counsel confirms that all corporate actions described above, including the incorporation of the Company and all corporate changes subsequent thereto, have complied with all necessary requirements in the PRC.

REORGANISATION

In connection with this Share Offer, the Group underwent a reorganisation in anticipation of the listing of its H Shares on the Stock Exchange. Pursuant to the Reorganisation, the Company sold various minority stakes in certain Chinese-incorporated companies engaged in the businesses of logistics, terminal operations, container storage and transportation to China Shipping. Also, the Company acquired the entire issued share capital of CS (Hong Kong) and CS Asia from CS (Hong Kong) Holdings. In January 2004, Guangzhou Maritime and Shanghai Maritime transferred their respective stakes in the Company to China Shipping for nil consideration. On 3rd March, 2004, the Company was converted into a joint stock limited company pursuant to the PRC Company Law with China Shipping as its sole promoter. As a result of the Company's establishment as a joint stock limited company, China Shipping was allotted and issued a total of 3,830,000,000 Domestic Shares which, immediately prior to the Share Offer, represented the entire issued share capital of the Company. For further details of the Reorganisation, please refer to the section headed "The Reorganisation" in appendix VIII to this prospectus.

The following chart shows the corporate and shareholding structure of the Company and its principal subsidiaries immediately after the completion of the Share Offer assuming the Over-allotment Option is not exercised:


Public
China Shipping
40.13%
59.87%
The Company
40%
10%
90%
50%
100%
100%
CS (Yangpu) Refrigeration (Note 2)
CS (Yangpu) (Note 3)
Shanghai Puhai (Note 4)
CS (Hong Kong) (Note 5)
CS Asia (Note 6)
1%
99%
90%
90%
40%
90%
90%
90%
90%
90%
CS (Tianjin) (Note 1)
CS (Shanghai) (Note 1)
CS (Hainan) (Note 1)
CS (Dalian) (Note 1)
CS (Qingdao) (Note 1)
CS (Xiamen) (Note 1)
CS (Shenzhen) (Note 1)
CS (Guangzhou) (Note 1)
Intercontinental Computer (Note 7)

Notes:

(1) The Company owns 90% of the registered capital of each of these companies except CS (Hainan), in which the Company holds a 40% interest. CS (Hainan) is deemed to be a subsidiary of the Company. Notwithstanding the ownership structure, as at the date of this prospectus, the Company has, pursuant to the articles of association of CS (Hainan), the power to appoint more than half of the total number of directors of CS (Hainan), thus having control of its board of directors. These companies (together with their respective subsidiaries) all provide local agency services. The remaining outstanding equity interest in each of these companies is ultimately controlled by China Shipping.

(2) Another 30% of the registered capital is held by CS Logistics and the remaining 30% by Suzhou Storage. CS (Yangpu) Refrigeration is deemed to be a subsidiary of the Company. Notwithstanding the ownership structure, as at the date of this prospectus, the Company has, pursuant to the articles of association of CS (Yangpu) Refrigeration, the power to appoint more than half of the total number of directors of CS (Yangpu) Refrigeration, thus having control of its board of directors. The scope of businesses that CS (Yangpu) Refrigeration is legally entitled to engage in includes transportation, placement and storage of containers, refrigeration, warehousing and storage business, the examination and repair of containers and chasses, the importation of generators used for refrigerated containers, leasing, import and export, and supply of equipment and external technology consulting. CS (Yangpu) Refrigeration mainly carries out container management and repair services for the Group.

(3) The scope of businesses that CS (Yangpu) is legally entitled to engage in includes domestic container shipping, cargo sales, slot booking, container transportation centre, transhipment, depot construction, repair, leasing, sale and purchase of containers, leasing, sales and purchase of vessels and container related business.

(4) The remaining 50% interest is ultimately controlled by China Shipping. Shanghai Puhai is deemed to be a subsidiary of the Company. Notwithstanding the ownership structure, as at the date of this prospectus, the Company has, pursuant to the articles of association of Shanghai Puhai, the power to appoint more than half of the total number of directors of Shanghai Puhai, thus having control of its board of directors. The scope of businesses that Shanghai Puhai is legally entitled to engage in includes international container shipping, transportation of goods (including containers) between ports along the mainland domestic coast and the Chang Jiang (Yangtze) River, construction, repair, leasing and sales of containers, vessel leases and sales, crew labour services and training and other shipping services, cargo agency for water transportation and shipping agency services. Shanghai Puhai mainly carries out the sub-route services for the Group. On 10th May, 2004, the Company entered into an agreement with Shanghai Puhai and Shanghai Puhai's existing shareholders under which, conditional upon Listing, the Company agreed to inject an additional RMB500 million capital into Shanghai Puhai whilst the other shareholders of Shanghai Puhai agreed to inject an aggregate additional capital of RMB50.3 million. Upon completion of this capital injection, the Company's equity interest in Shanghai Puhai will increase to about 90%. The Company intends to use part of the net proceeds from the Share Offer to pay for the above capital injection.

(5) CS (Hong Kong) provides local agency services.

(6) CS Asia is engaged in the sale, purchase and lease of vessels.

(7) Intercontinental Computer is engaged in the business of developing information technology systems and the provision of information technology services to the China Shipping Group.

Brief particulars of the subsidiaries and associated companies of the Company are contained in the Accountants' Report in appendix I to this prospectus.

BUSINESS OF THE GROUP

The Group is principally engaged in the operation and management of container shipping businesses. In general, the Group provides port-to-port and arranges door-to-door ocean container shipping services with an average of about 103 sailings every week worldwide in 2003.

The Group's business is mainly comprised of international container shipping and Chinese domestic container shipping. Both of these lines of business have a China focus. The Group's international container shipping business focuses on shipping goods outbound from China and to a lesser degree inbound to China, thereby linking China with major ports around the world. The Group's domestic business mainly consists of shipping goods along major ports in China. The Group also operates the following three kinds of sub-route services: international trade domestic feeder services, domestic trade domestic feeder services and international sub-route services.

Container shipping is a seasonal industry due to, among other factors, holiday demand for consumer goods, seasonality in agriculture and other factors. Although peak periods differ in some of the markets in which the Company operates, revenue and operating income have historically often been lower in the first half of the year and higher in the second half of the year. Approximately 64.1% of the Group's annual total revenue was generated in the second half of 2003 due to changes in freight rates and volume carried with reasons abovementioned.

For the three years ended 31st December, 2003, revenue from liner services represented about 98.1%, 98.7% and 98.5% of respective total turnover in those years. The majority of the Group's business focuses on international container shipping. International container shipping represented about 90% of the total revenue of the Group in 2003. Domestic Chinese container shipping represented about 6.8% of the total revenue of the Group in 2003.

International Markets and Trade Lanes

As at 31st March, 2004, the Group provided international shipping services along 44 trade lanes, among which 13 were trade lanes operated solely by the Group, 10 were joint service trade lanes and 21 were trade lanes operated by other shipping companies but with container spaces being made available to the Group under slot exchange and purchase arrangements. Additionally, as at 31st March, 2004, the Group operated 2 international sub-routes and was a party to slot exchange and purchase arrangements giving it container slots in 11 other international sub-routes operated by other shipping companies. Sub-routes are designed to supplement the Group's international shipping services by connecting ports in different trade lanes and by connecting smaller ports to trade lanes. Together, the Group's services cover over 90 international ports as at 31st March, 2004 between China and, separately, North America, Europe and the Mediterranean, Japan, Korea, Southeast Asia, Australia, West Africa and the Middle East. Significantly more goods are shipped on the Group's international routes from China to international ports than are shipped from international ports to China. In 2003, about 68.8% of the Group's total shipping volume in its international lanes departed from China while only about 11.2% departed from North America and about 9.5% departed from Europe. However some of the vessels departing from China also pick up cargo along the way in East and Southeast Asia to final destinations.

The following is a map of some of the ports and locations covered by the Group's international shipping network (including solely operated and joint service trade lanes (or sub-routes) and trade lanes (or sub-routes) to which the Group has access pursuant to slot exchange and/or purchase arrangements) as at 31st March, 2004:


PEOPLE'S REPUBLIC OF CHINA
Hamburg
Felixstowe
Rotterdam
Antwerp
Southampton
Genoa
Napoli
Le Havre
Fos
Piraeus
Barcelona
Malta
Tianjin
Dalian
Pusan
Kobe
Nagoya
Qingdao
Hakata
Shanghai
Ningbo
Fuzhou
Guangzhou
Moji
Keelung
Yantian
Chiwan
Shekou
Manila
Hong Kong
Laemchabang
Port Kelang
Singapore
Surabaya
Brisbane
Sydney
Melbourne
Vancouver
Seattle
Oakland
Los Angeles
Long Beach
New York
Norfolk
Savannah
Panama

The following tables illustrate TEU volume in terms of loaded containers, revenue and average freight rate per TEU for the Group's international markets for each of the three years ended 31st December, 2003:

Volume Per Market

Principal Market	2003 Volume in terms of loaded containers (TEU)	% of Group's total international shipping volume	2002 Volume in terms of loaded containers (TEU)	2001 Volume in terms of loaded containers (TEU)
North America	808,624	40.8	735,824	397,065
Europe/Mediterranean	571,563	28.9	291,881	303,735
Australia	109,261	5.5	86,904	82,241
East and Southeast Asia	418,706	21.1	504,320	432,742
Other international markets	72,944	3.7	91,105	57,844
Total	**1,981,098**	**100.0**	**1,710,034**	**1,273,627**

Revenue Per Market

Principal Market	2003 Revenue (RMB billions)	% of Group's total international shipping revenue	2002 Revenue (RMB billions)	2001 Revenue (RMB billions)
North America	6.8	49.3	5.3	2.7
Europe/Mediterranean	4.7	34.0	1.7	1.9
Australia	0.7	5.1	0.4	0.4
East and Southeast Asia	1.2	8.7	1.4	1.4
Other international markets	0.4	2.9	0.6	0.3
Total	**13.8**	**100.0**	**9.4**	**6.7**

Average Freight Rate Per TEU

Principal market	2003 Average freight rate per TEU (RMB)	2002 Average freight rate per TEU (RMB)	2001 Average freight rate per TEU (RMB)
North America	8,412.5	7,187.0	6,905.5
Europe/Mediterranean	8,271.7	5,787.7	6,292.8
Australia	6,516.4	4,819.0	4,736.2
East and Southeast Asia	2,939.4	2,848.3	3,220.9
Other international markets	4,744.3	6,152.0	5,837.4
Average freight rate per TEU for the international markets	**6,973.7**	**5,494.9**	**5,319.2**

North American Market

The Group commenced operation in the North American market in November 1999. In 2003, about 40.8% of the Group's total international shipping volume was attributable to its North American trade lanes. As at 31st March, 2004, the Group offered 4 trade lanes for North America (including 3 joint service trade lanes) and was a party to slot exchange and purchase arrangements giving it container slots in 2 other trade lanes operated by other shipping companies, and the total number of the Group's vessels operating in its North America trade lanes was 19.

As at 31st March, 2004, the Group's North American trade lanes called at certain major ports in North America, such as New York, Los Angeles, Oakland, Seattle and Vancouver. These trade lanes also called at various ports in China, such as Shanghai, Dalian, Qingdao, Tianjin, Lianyungang, Ningbo and Xiamen, and ports in other places, such as Hong Kong, Keelung in Taiwan, Osaka in Japan and Pusan in Korea. As at 31st March, 2004 the North American trade lanes covered a total of about 9 domestic and about 19 international ports.

In 2003, the Group transported 586,630 TEU (in terms of loaded containers) along trade lanes to North America and 221,994 TEU (in terms of loaded containers) along trade lanes from North America. That same year the utilisation percentage of the vessels running along the North American trade lanes originating from China was about 89.9% *(Note 1)*, while the total average utilisation percentage of the vessels operating in the North America market was about 62.0%.

The goods that are shipped by the Group to North America are primarily retail consumer goods, including toys, electronics and clothes whilst the goods shipped into China by the Group from North America primarily include waste paper, metal scrap, wood materials, chemicals and frozen foods such as poultry, vegetables, fish and fruits.

Europe and Mediterranean Market

The Group commenced operation in the Europe and Mediterranean market in April 1999. In 2003, the Europe and Mediterranean trade lanes and sub-route accounted for about 28.9% of the Group's total international shipping volume. As at 31st March, 2004, the Group operated 3 trade lanes (including 2 joint service trade lanes) and 1 sub-route, and was a party to slot exchange arrangements giving it container slots in 3 other trade lanes operated by other shipping companies, which serve ports in Western Europe and the Mediterranean area, and the total number of the Group's vessels operating the Europe and Mediterranean trade lanes and sub-route was 22.

As at 31st March, 2004, the Group's Europe and Mediterranean trade lanes called at certain major ports in Europe and the Mediterranean, such as Hamburg, Rotterdam, Genoa, Piraeus, Antwerp and Felixstowe. These trade lanes also called at various ports in China, such

Note 1: For details of the calculation of the utilisation percentage, please refer to the section headed "Business — Bases"

as Shanghai, Dalian, Qingdao, Tianjin, Lianyungang, Ningbo, Xiamen and Shenzhen and ports in other places, such as Hong Kong and Port Kelang in Malaysia. In general, the Group's Europe and Mediterranean trade lanes serve more PRC ports than any of its other international trade lanes.

In 2003, the Group transported 383,711 TEU (in terms of loaded containers) along its trade lanes and sub-route to Europe and the Mediterranean and 187,852 TEU (in terms of loaded containers) along its trade lanes and sub-route from Europe and the Mediterranean. That same year the utilisation percentage of the vessels running along the European and Mediterranean trade lanes and sub-route originating from China was around 125.0% *(Note 1)*, while the total average utilisation percentage of the vessels operating in the Europe and Mediterranean market was about 93.1%.

The goods shipped by the Group to ports along its Europe and the Mediterranean trade lanes include primarily furniture, toys, clothing, food, metal products, coffee and peanuts. The goods shipped by the Group to China from ports along its Europe and the Mediterranean trade lanes include primarily machinery, industrial products, chemicals, sugar and waste paper.

Australian Market

The Group commenced operation in the Australian market in April 1999. The Australian trade lane accounted for about 5.5% of the Group's total international shipping volume in 2003. As at 31st March, 2004, the Group operated 1 joint service trade lane and was a party to a slot exchange arrangement giving it container slots in 1 other trade lane operated by another shipping company in the Australian market, and the total number of the Group's vessels operating the Australian trade lane was 3.

As at 31st March, 2004, the Group's Australian trade lane called at certain major ports in Australia, such as Sydney, Melbourne and Brisbane. This trade lane also called at various ports in China, such as Shanghai and Shenzhen and ports in other places, such as Hong Kong, Kaohsiung in Taiwan, Osaka in Japan and Pusan in Korea.

In 2003, the Group transported 73,392 TEU (in terms of loaded containers) along trade lanes to Australia and 35,869 TEU (in terms of loaded containers) along trade lanes from Australia. That same year the utilisation percentage of the vessels running along the Australian trade lanes originating from China was about 109.1% *(Note 1)*, while the total average utilisation percentage of the vessels operating in the Australian market was about 81.2%.

The goods shipped by the Group to Australia include primarily furniture, cosmetics, Chinese medicine, toys, food and tires. The goods shipped by the Group to Asia from Australia include primarily fruit, milk products, meat and cotton.

Note 1: For details of the calculation of the utilisation percentage, please refer to the section headed "Business — Bases"

East and Southeast Asian Market

The Group commenced operations in the East Asian market in August 1997 and the Southeast Asian market in 1998. In 2003, the East and Southeast Asian trade lanes and sub-routes accounted for about 21.1% of the Group's total international shipping volume. As at 31st March, 2004, the Group operated 12 trade lanes (including 1 joint service trade lane) and 1 sub-route, and was a party to slot exchange and purchase arrangements giving it container slots in 14 other trade lanes and 11 other sub-routes. The total number of the Group's vessels operating in its East and Southeast Asian trade lanes and sub-routes was 27.

As at 31st March, 2004, the Group's East and Southeast Asian trade lanes called at a large number of ports in East and Southeast Asia, such as Tokyo and Yokohama in Japan and Pusan in Korea. These trade lanes also called at various ports in China, such as Shanghai, Dalian, Qingdao, Tianjin, Lianyungang, Ningbo and Xiamen, and in Hong Kong.

In 2003, the Group transported 319,009 TEU (in terms of loaded containers) along its trade lanes and sub-routes to East and Southeast Asia and 99,697 TEU (in terms of loaded containers) along its trade lanes and sub-routes from East and Southeast Asia. That same year the utilisation percentage of the vessels running along the East and Southeast Asian trade lanes and sub-routes originating from China was 77.0% *(Note 1)*, while the total average utilisation percentage of the vessels operating the East and Southeast Asian market was about 50.5%.

The goods shipped to East and Southeast Asia by the Group include primarily machinery and electronic equipment, medical goods, crops, yarn, thread and paper products. The goods shipped by the Group into China include primarily electronics, clothing, and natural food products such as vegetable oil.

Other International Markets

Among the Group's smaller markets, the West African market has grown significantly. The Group commenced operation in the West African market in September 2001. In 2003, the West African trade lane accounted for about 1.4% of the Group's total international shipping volume. As at 31st March, 2004, the Group operated one joint service trade lane in the West African market, which served ports in Port Kelang of Malaysia, Tema of Ghana and Lagos in Nigeria, among others, and the total number of the Group's vessels operating in the West African market was three.

As at 31st March, 2004, the Group's West African joint service trade lane called at certain major ports in West Africa, such as Lagos, Lome, Cotonou, Tema and Abidjan. The joint service trade lane also called at various ports in China, such as Shanghai and Fuzhou, and other places.

Note 1: For details of the calculation of the utilisation percentage, please refer to the section headed "Business — Bases"

In 2003, the Group transported 19,871 TEU (in terms of loaded containers) along the trade lane to West Africa and 8,068 TEU (in terms of loaded containers) along the trade lane from West Africa. That same year the utilisation percentage of the vessels running along the West African trade lane originating from China was about 101.2% *(Note 1)*, while the total average utilisation percentage of the vessels operating the West African market was about 71.2%.

The goods shipped by the Group to West Africa include primarily electronics, clothing and paper. Goods shipped by the Group from West Africa include primarily wood products, cotton, etc.

As at 31st March, 2004, the Group also operated different trade lanes spanning different geographical markets including the MAX and Round the World ("RTW") joint service trade lanes. As at 31st March, 2004, it was also a party to a slot exchange arrangement for the ZCS trade lane.

The Group commenced operation of the MAX joint service trade lane in October 2003 connecting the Mediterranean with the East Coast of the United States. As at 31st March, 2004, this trade lane called at certain major ports in the Mediterranean and the East Coast of the United States including Malta, Genova, Valencia, New York, Norfolk, Savannah and Port Everglades.

The Group also recently commenced operation of the RTW joint service trade lane in February 2004. As at 31st March, 2004, this trade lane called at certain major ports around the world including Shanghai, Port Kelang, Colombo, Felixstowe, Rotterdam, Hamburg, New York and Los Angeles.

Furthermore, as at 31st March, 2004, the Group was a party to a slot exchange arrangement giving it container slots in the ZCS trade lane. As at 31st March, 2004, this trade lane called at certain major ports including Haifa, Pireaus, Livorno and Barcelona.

Joint Services and Slot Charters

The Group has entered into a number of co-operative agreements, including those for joint services and for slot charters, with other container shipping companies. Collectively, these agreements enable the Group to offer its customers broader worldwide coverage and more frequent shipping schedules with a lower capital commitment than if it were to operate on its own. These arrangements also allow the Group to fill otherwise vacant cargo spaces and maximise their vessels' usage. Additionally, the terms of these arrangements may be changed in accordance with the needs of the shipping companies involved and the market situation. Such changes may or may not be documented in a formal agreement.

Note 1: For details of the calculation of the utilisation percentage, please refer to the section headed "Business — Bases"

Joint Service Agreements

The Group enters into joint service agreements with other shipping companies based on market conditions, its need for extra capacity, and the ability to offer customers a broader service network around the world with a more frequent shipping schedule. Under these agreements, a group of shipping companies each contributes a certain number of vessels to a jointly operated trade lane. The Group currently enters into joint service agreements to open up new lanes in order to offer customers broader geographic reach without making the full capital expenditure required to establish a trade lane on its own. The Group may also enter into joint service agreements in its existing trade lanes. By entering into joint service agreements in its existing lanes, the Group can have more frequent schedules than it would otherwise be able to provide with its own fleet. Generally, joint service agreements will have a term of between 12 and 24 months, subject to automatic renewal.

The Group entered into its first joint service arrangement in 2000. As at 31st March, 2004, the Group operated 10 joint service international trade lanes serving selected ports in some of the major trading zones in the world including North America, Europe/Mediterranean, Australia and Far East Asia. As at 31st March, 2004, the Group has provided more than 30 vessels and contributed over 90,000 TEU pursuant to these joint service arrangements.

Slot Exchange and Purchase Agreements

Under these agreements, one container shipping company will make available container space on one of its vessels to another container shipping company. Shipping companies may exchange slots, or one shipping company may purchase or rent slots from its partners under the same or different arrangement. In accordance with the market situation and operating capacity, the Group enters into slot exchange and purchase agreements to obtain the use of container space in markets where it otherwise does not serve a particular trade lane. Additionally, the Group also enters into slot exchange agreements to gain additional capacity in trade lanes similar to those already operated by the Group. Both of these kinds of arrangements allow the Group to offer its customers more frequent shipping schedules along a particular trade lane at a lower capital expenditure than if the Group were to rely on its own fleet. Generally, these agreements will have a term of between 1 to 3 years, subject to automatic renewal.

As at 31st March, 2004, the Group was a party to a number of slot exchange agreements giving it container slots in 21 trade lanes operated by other shipping companies. Additionally, the Group was also a party to slot exchange and purchase arrangements giving it container slots in 11 international sub-routes. These slot exchange and purchase arrangements allow the Group to gain access to trade lanes and sub-routes serving selected ports in some of the major trading zones in the world including North America, Europe/Mediterranean, Australia and Far East Asia.

Domestic Markets

Domestic Trade Lanes

The Directors believe that the Group is a dominant market leader in the domestic container shipping market. The Group has generally used its older, smaller vessels to operate its domestic trade lanes. However, in December 2003, the Group began using a vessel with capacity of 4,051 TEU to operate its "Northern China to Southern China" trade route. The Directors believe the largest vessels operated by the Group's competitors in domestic trade lanes have capacity of only around 1,700 TEU. Furthermore, the Group plans to replace its older and smaller vessels with larger vessels currently operating in its international trade lanes (including vessels with a capacity of 4,000 TEU). The Directors believe this strategy of deploying larger vessels in its domestic trade lanes allows it to capture growing business opportunities in the domestic markets.

As at 31st March, 2004, the Group operated 9 domestic coastal trade lanes and 10 sub-routes within China which together covered about 20 ports from South China to North China. The most common kinds of goods shipped by the Group in these trade lanes include paper, construction materials and food.

The following is a map of some of the ports and locations covered by the Group's domestic trade lanes and sub-routes as at 31st March, 2004:


Yingkou
Dalian
Tianjin
Qingdao
Lianyungang
Shanghai
Quanzhou
Shantou
Fangcheng
Huangpu
Zhanjiang
Haikou

The following table illustrates the TEU volume, revenue and average freight rate per TEU for the Group's domestic trade lanes and sub-routes collectively for the last three years.

	Volume			
	2003 Volume (TEU 000s)	% of Total volume	2002 Volume (TEU 000s)	2001 Volume (TEU 000s)
Domestic Trade lanes	704.0	24.8	557.5	474.2
Domestic Sub-routes	149.1	5.3	125.1	56.7

	Revenue			
	2003 Revenue (RMB millions)	% of Total revenue	2002 Revenue (RMB millions)	2001 Revenue (RMB millions)
Domestic Trade lanes	960.6	6.3	878.9	794.0
Domestic Sub-routes	72.9	0.5	111.3	79.3

	Average Freight Rate Per TEU		
	2003 Average freight rate per TEU (RMB)	2002 Average freight rate per TEU (RMB)	2001 Average freight rate per TEU (RMB)
Domestic Trade lanes	1,366.2	1,573.2	1,672.6
Domestic Sub-routes	488.5	886.0	1,399.3

Sub-route services

Sub-routes are designed to supplement the Group's international and domestic trade lanes by connecting domestic ports of call. The Group provides these services to other shipping companies as well. Because sub-routes are a supplementary service, their respective schedules and destinations fluctuate in accordance with the needs of the trade lanes that they serve. The Group's sub-route services are operated both by the Company and Shanghai Puhai. Universal Shipping (Asia) Company Limited, a member of the China Shipping Group, also provides sub-route services to supplement the Group's existing network of its sub-route services. For details, please refer to the sections headed "Relationship with the China Shipping Group — Non-competition" and "Relationship with the China Shipping Group — Connected Transactions".

As at the Latest Practicable Date, the Group operated three major categories of sub-route services, including the following:

International-domestic feeder service. These sub-routes connect domestic Chinese ports of call among different international trade lanes operated by the Group and other shipping companies. They also connect smaller ports in China that are not connected to such trade lanes with ports that are.

Domestic trade feeder service. These sub-routes connect domestic Chinese ports of call among different domestic trade lanes operated by the Group and other shipping companies. They also connect smaller ports in China that are not connected to such trade lanes with ports that are.

International sub-route service. These sub-routes connect certain overseas ports with ports of call in trade lanes operated by the Group and other shipping companies.

As at 31st March, 2004, the Group operated 2 international sub-routes, was a party to slot exchange and purchase arrangements giving it container slots in 11 international sub-routes operated by other shipping companies. As at 31st March, 2004, the Group also operated 7 international-domestic feeder sub-routes and 3 domestic trade feeder service. In total, as at 31st March, 2004, the Group used about 15 vessels with a total capacity of over 4,000 TEU to operate its sub-routes. The Group additionally operates a network of small sub-routes along the Pearl River Delta and Chang Jiang (Yangtze) River in China. The actual number of vessels operating these sub-routes and the sub-routes' schedule fluctuate greatly with time.

In light of the expected growth of the Group's business and the Chinese economy generally, the Directors expect that there will be an increasing need for sub-route services. As such, on 10th May, 2004, the Company signed a conditional agreement to inject an additional RMB500 million into Shanghai Puhai to expand Shanghai Puhai's operations to capture these opportunities and increase the Group's revenue. The Company intends to use part of the proceeds from the Share Offer (RMB500 million) for such injection. The Directors also believe this plan will allow the Group to differentiate itself from its competitors. Additionally, Chang Jiang (Yangtze) River services could experience significant growth given the Chinese government's 10th five year plan to spread investment and industry into the interior.

In 2003, Shanghai Puhai shipped an aggregate of about 149,000 TEU in terms of loaded containers along its sub-routes for independent third parties. For details of the agreement, please refer to the section headed "Relationship with the China Shipping Group — Connected Transactions". For details of the use of proceeds, please refer to the section headed "Future plans and use of proceeds — Use of proceeds".

Vessels and containers

Fleet Composition

Consistent with the industry trend towards larger vessels, the Group intends to have over 60 vessels with at least 4,000 TEU capacity in its fleet by 2007. The Group intends to gradually sell, charter out or not renew its existing charter agreements for smaller and older vessels. However, the Group will still maintain certain vessels with lower capacity which are more appropriate for the shorter trade lanes in the East and Southeast Asian market and in the domestic Chinese market.

The following table describes the 113 vessels operated by the Group in its international and domestic trade lanes (including joint service trade lanes) and sub-route services as at 30th April, 2004.

Vessel size (per vessel, in TEU)	Total number	Number owned	Number time chartered	Number bareboat chartered	Total capacity (TEU)	Average age (years)	Major market served
> 5,001	13	8	5	0	73,505	1.7	North America, Europe and Mediterranean
3,001 to 5,000	14	4	10	0	55,231	3.1	North America, Europe and Mediterranean
1,001 to 3,000	43	12	22	9	73,356	10.3	North America, Europe and Mediterranean, Australia, Southwest Africa
< 1,000	43	11	9	23	13,599	13.8	Southeast Asia, Japan/Korea, Domestic trade
	113	**35**	**46**	**32**	**215,691**	**9.7**	

The Group's vessels can be divided into three types: self-owned, time chartered and bareboat chartered. For a detailed list of the vessels operated by the Group, their characteristics and the expiry date of each charter agreement, please refer to appendix V to this prospectus.

Throughout this prospectus, vessels chartered out by the Group have been included as part of the Group's operating fleet. As at 30th April, 2004, the Group chartered out a total of 16 small vessels with individual capacities of below 1,000 TEU (except for one vessel which has a capacity of 3,607 TEU) and an aggregate capacity of 7,254 TEU. As to other bases and assumptions, please refer to the section headed "Business — Bases".

Charter of Vessels

The Group charters certain of its vessels and owns others outright. At 30th April, 2004, the Group had 46 agreements to charter vessels on a time charter basis. The following table illustrates the expiration schedules of the Group's existing time charter agreements under which the Group charters in its vessels as at 30th April, 2004 (assuming no exercise of any extension option):

Expiration of existing charter agreements	No. of vessels	TEU
< 1 year	18	21,395
1-3 years	14	32,216
3-5 years	3	13,774
5-8 years	7	33,259
> 8 years	4	16,200
Total	**46**	**116,844**

The charter agreements for the 18 vessels with a remaining term of less than a year as at 30th April, 2004 either do not have any outstanding extension option (for 7 vessels with a total capacity of 16,257 TEU), have an extension option for a fixed period with the rental charges to be increased from the original term (for 3 vessels with a total capacity of 4,242 TEU) or are renewable on a monthly basis at the option of the Group at the current terms (for 8 vessels with a total capacity of 896 TEU). In deciding whether to continue to charter a vessel upon the expiration of the term of its charter agreement, the Group will take into account of the prevailing market circumstances and the availability of other vessels which may be more suitable to the business needs of the Group.

Generally, the Group's time charter agreements require it to prepay the charter fee 15 days in advance on a rolling basis. In relation to the Group's bareboat charter agreements, the Group is generally required to pay a monthly fee. Additionally, most of the Group's time charter agreements require it to pay for the chartered vessel's fuel, port charges and pilotage. Most of the Group's chartered vessels are time chartered, because the Directors believe that those tend to be newer than vessels that are available for bareboat charter and therefore the owners will take better care of them for insurance reasons. For the time charter of new vessels, the Group usually enters into a forward charter agreement first, whereupon the lessor places an order with a shipbuilder to construct the vessel. For further details, please refer to the paragraph headed "Business — Vessels and containers — Proposed Investment in New Vessels".

Proposed Investment in New Vessels

The following table illustrates some key characteristics of the container vessels which have been ordered for purchase by the Group as at 30th April, 2004.

Capacity (TEU)	Latest contractual or notified delivery date	Proposed market	Place of manufacture	Name of shipbuilders *(Note 1)*
5,688	June 2004	Europe	China	Hudong-Zhonghua Shipbuilding (Group) Co Ltd
8,076	August 2004	Europe	Korea	Samsung Heavy Industries Co Ltd
5,688	August 2004	Europe	China	Hudong-Zhonghua Shipbuilding (Group) Co Ltd
5,688	October 2004	Europe	China	Hudong-Zhonghua Shipbuilding (Group) Co Ltd
5,688	February 2005	Europe	China	Hudong-Zhonghua Shipbuilding (Group) Co Ltd
4,250	July 2005	Mediterranean or U.S.	China	Hudong-Zhonghua Shipbuilding (Group) Co Ltd
4,250	August 2005	Mediterranean or U.S.	China	Dalian New Shipbuilding Heavy Industries Co Ltd
4,250	September 2005	Mediterranean or U.S.	China	Dalian New Shipbuilding Heavy Industries Co Ltd
4,250	September 2005	Mediterranean or U.S.	China	Hudong-Zhonghua Shipbuilding (Group) Co Ltd
5,688	September 2005	Europe	China	Hudong-Zhonghua Shipbuilding (Group) Co Ltd
4,250	October 2005	Mediterranean or U.S.	China	Dalian New Shipbuilding Heavy Industries Co Ltd
4,250	November 2005	Mediterranean or U.S.	China	Dalian New Shipbuilding Heavy Industries Co Ltd
4,250	December 2005	Mediterranean or U.S.	China	Dalian New Shipbuilding Heavy Industries Co Ltd
4,250	December 2005	Australia	China	Hudong-Zhonghua Shipbuilding (Group) Co Ltd
4,250	January 2006	Mediterranean or U.S.	China	Dalian New Shipbuilding Heavy Industries Co Ltd
4,250	February 2006	Domestic	China	Dalian New Shipbuilding Heavy Industries Co Ltd
9,580	August 2006	Europe or U.S.	Korea	Samsung Heavy Industries Co Ltd
4,250	September 2006	Mediterranean or U.S.	China	Hudong-Zhonghua Shipbuilding (Group) Co Ltd
4,250	December 2006	Europe or U.S.	China	Hudong-Zhonghua Shipbuilding (Group) Co Ltd
9,580	December 2006	Europe or U.S.	Korea	Samsung Heavy Industries Co Ltd
9,580	April 2007	Mediterranean or U.S.	Korea	Samsung Heavy Industries Co Ltd
9,580	June 2007	Europe or U.S.	Korea	Samsung Heavy Industries Co Ltd
4,250 *(Note 2)*	April 2006	Domestic	China	Dalian New Shipbuilding Heavy Industries Co Ltd
4,250 *(Note 2)*	May 2006	Mediterranean or U.S.	China	Dalian New Shipbuilding Heavy Industries Co Ltd

Total: 134,336 TEU

Notes:

(1) These are independent from the Group and its directors.

(2) The Group has been granted an option to purchase this vessel under its previous purchase agreement with the relevant ship builder. This option was exercised in April 2004 and the relevant purchase contract is expected to be signed on or after 9th June, 2004.

The payments for the new vessels being constructed in China are tied to the achievement of periodic milestones in the building process. Generally, partial payments are due upon the completion of each of the following five milestones: (i) 15 days after the signing of the contract, (ii) commencement of manufacture, (iii) boarding of the vessel, (iv) launch of the vessel, and (v) delivery. The payment schedules for the vessels made in Korea vary from contract to contract. As at 30th April, 2004, the Group had committed a total consideration of US$1,289.7 million (RMB10,678.7 million) for purchase of container vessels as listed in the above table, out of which approximately US$478.1 million (RMB3,958.7 million) had been paid. It is expected that the Group will pay a further US$811.6 million (RMB6,720.0 million) for the vessels it had committed to purchase. None of the vessels as listed above has been delivered to the Company for operations. According to the purchase contracts, the relevant vessels are expected to be delivered to the Company on or before the latest contractual or notified delivery date as set out in the second column of the above table.

As disclosed in Note 3 to the table under the section headed "Relationship with the China Shipping Group — Non-exempted continuing connected transactions for which a waiver from the shareholders' approval and disclosure requirement is sought on the basis that each transaction is subject to the relevant proposed annual cap referred to in this table", there are 13 new vessels which are expected to be delivered to the Group for its use but were however chartered by China Shipping under its name as charterer from an independent third party vessel owner. It is the intention of both China Shipping and the Company to replace such time charters with new time charters to be entered into directly between the Company and such vessel owner. However, as the Company was not able to secure any written agreement with such vessel owner by the Latest Practicable Date, the Company has sub-chartered in such vessels from China Shipping at the same charter-hire payable by China Shipping to such vessel owner with retrospective effect from 30th April, 2004. The following table illustrates details about the vessels to be delivered pursuant to the time-charters (assuming no exercise of any options).

	Capacity (TEU)	Latest contractual delivery date	Latest contractual charter expiry dates	Proposed market
	8,076	December 2004	December 2016	Europe/U.S.
	8,076	December 2004	December 2016	Europe/U.S.
	8,076	December 2004	December 2016	Europe/U.S.
	8,076	December 2004	December 2016	Europe/U.S.
	4,250	December 2005	December 2015	Mediterranean/U.S.
	4,250	December 2005	December 2015	Mediterranean/U.S.
	4,250	December 2005	December 2015	Mediterranean/U.S.
	4,250	December 2005	December 2015	Mediterranean/U.S.
	4,250	December 2005	December 2015	Mediterranean/U.S.
	9,580	October 2006	October 2018	Europe/U.S.
	9,580	January 2007	January 2019	Europe/U.S.
	9,580	May 2007	May 2019	Europe/U.S.
	9,580	August 2007	August 2019	Europe/U.S.
Total:	91,874			

As a result of these purchases and charters, as at 30th April, 2004, taking into account further purchases or charters and the retiring of certain vessels, the Group expects its operating capacity to rise to about 257,000 TEU by the end of 2004, to about 332,000 TEU by the end of 2005, to about 386,000 TEU by the end of 2006 and to about 434,000 TEU by the end of 2007. If these increases occur as anticipated, they will represent an expected CAGR of the capacity of the Group's fleet of about 21.6% from the operating capacity of 198,490 TEU as at 31st December, 2003.

Financing arrangements for self-owned vessels

The Group either uses its own cash resources or bank loans to finance the construction of vessels. As at 31st March, 2004, the Group's borrowings consisted of 17 outstanding bank loans amounting to RMB 6.3 billion. Out of these 17 bank loans, the Group had 5 outstanding long term bank loans for the financing of the purchase of vessels with the total amount drawn down to be RMB 5.1 billion as at 31st March, 2004. These long term bank loans generally have a term of over 10 years with interest rates per annum ranging between about 5.0 - 6.0% except for one loan with an interest rate that is linked to LIBOR. Additionally, the China Shipping Group has historically provided guarantees for some of these loans which are also secured against the vessels, the purchase of which such loans financed. The financial institutions that have been given guarantees by China Shipping have in principle agreed to release these guarantees subject to and upon Listing. Please refer to the section headed "Relationship with the China Shipping Group — Connected Transactions — Details of the Connected Transactions — On-going transactions under subsisting agreements — Guarantees" for details.

The Company also intends to use part of the proceeds from the Share Offer to pay for its investment in the new vessels. For details, please refer to the section headed "Future plans and use of proceeds — Use of proceeds".

Containers

The Group leases the vast majority of its containers, with a small number of containers being owned. A majority of the leased containers are standard containers whilst the rest are special containers (such as those with temperature controls or other special features). As at 31st March, 2004, the Group leased a number of containers with a container fleet capacity of 479,157 TEU and owned a small number of standard containers with a container fleet capacity of 1,734 TEU. As at 31st March, 2004, the Group also leased a small number of standard containers with a container fleet capacity of 828 TEU to Inchon Ferry. Although historically the Group has leased almost all of its containers from DFI and third parties, the Group will cease to lease additional containers from DFI as from the date of Listing. The Group currently intends to use part of the proceeds from the Share Offer to purchase additional containers. For details, please refer to the section headed "Future plans and use of proceeds — Use of proceeds". Over the long term, the Group also aims to maintain fewer than 2.5 TEU of container capacity for every 1 TEU of capacity in its fleet. As at 31st March, 2004 the Group had a ratio of about 2.2 of container capacity over fleet capacity.

The Group leased about 47.7% of its containers (based on TEU) from DFI as at 31st March, 2004. Pursuant to these agreements, the Group paid DFI an aggregate amount of about US$33.3 million in 2002 and about US$56.2 million in 2003 (exclusive of maintenance and other non-lease related fees). Under its remaining container lease agreements with companies other than DFI, the Group paid an aggregate amount of about US$47.2 million in 2002 and US$49.1 million in 2003 (exclusive of maintenance and other non-lease related fees).

As compared with the terms offered to the Group by other container lessors, DFI, a member of the China Shipping Group, generally grants the Group certain favourable terms, including a right to choose additional re-delivery locations of its containers both within and outside of China upon prior notice to DFI. Furthermore, the number of containers which the Group is allowed to leave at each re-delivery location is generally more than that allowed under its lease agreements with other container lessors. The container lease agreements with DFI also provide for a more relaxed repair and maintenance standard as compared to that under its agreement with other container lessors. Generally, the Directors believe the operation of its container leases with DFI are more convenient and flexible than those with other third parties. Together, the terms in these agreements have the effect of reducing the container leasing costs of the Group. Furthermore, in the past, DFI has generally been willing and able to provide as many containers as the Group has requested. The Group's container leasing arrangements with DFI also differ from its container leasing arrangements with other companies in that the lease periods are generally for a term of 8 years. The Group's leases with other companies are generally for periods of 5 years.

The Group has also entered into lease agreements relating to container chassis and generators used in special containers with refrigeration facilities with independent third parties and members of the China Shipping Group. The term of the leases with members of the China Shipping Group is generally 10 years whereas the term of the leases with the other independent third parties is generally around 5 years.

Fuel

In 2003, the Group consumed about 1,330,000 tonnes of marine fuel. For its domestic trade lanes the Group purchases marine fuel from CSS. In 2003, these purchases represented about 8.4% of the total volume of the marine fuel purchased by the Group.

For its international trade lanes, the Group usually selects the port along the designated route which the Directors believe is selling fuel most cheaply and then instructs its vessels to refuel there as necessary. In general, marine fuel is priced more cheaply in overseas ports than in the PRC. In 2003, about 87.7% of the total volume of marine fuel purchased by the Group was purchased at ports outside China.

From time-to-time, the Group also enters into fixed price, fixed term contracts (for a term of typically no longer than a year) with various marine fuel suppliers for its international routes. As at the Latest Practicable Date, the Group was party to such agreements with companies including Frisol Bunkering (H.K.) Ltd., Chimbusco (Singapore) Pte Ltd. and Pan Nation Petro-chemical Co., Ltd. The Group entered into these fixed price contracts to reduce its exposure to fluctuations of fuel prices. The Directors target to use these arrangements to secure a substantial portion of its fuel consumption for 2004 at fixed prices.

Repair and Maintenance

As at the Latest Practicable Date, the Group's vessels have been granted classification by the China Classification Society, the Lloyd's Register of Shipping of the United Kingdom, the Nippon Kaiji Kyokai of Japan and the American Bureau of Shipping of the United States. In accordance with the requirements for the grant of the relevant classification of the vessels, the Group will arrange for regular and ad-hoc inspections by approved surveyors. These inspections consist of special inspections every five years, intermediate inspections about every 2.5 years, annual inspections each year and ad-hoc inspections following an accident or where necessary. Normally, a special inspection will require the vessel to be out of operation and dry docked for two weeks, an intermediate inspection will require the vessel to be out of operation and dry docked for a week and an annual inspection can be carried out during the loading and unloading of the vessel's containers. The severity and thoroughness of the ad-hoc inspection procedures depend on the vessel's condition at the time of inspection and the reason for such inspection. The Directors believe that its vessel maintenance policy emphasises safety, and that this policy is aimed at ensuring that all of the Group's vessels are fit for navigation and cargo shipping.

Dry docking describes the following process: a vessel is delivered into a narrow basin, after which the water in the basin is pumped out. The water being pumped out allows access to the vessel's hull for repair and maintenance. The Group only dry docks vessels under limited circumstances for repair and maintenance purposes as set out above in the previous paragraph.

The Group also has its own Safety Management System ("SMS"), under which it has four ways in which it repairs and maintains its vessels. First, the Group requires yearly and monthly preventative checks of its vessels. Second, it operates a vessel maintenance system. Third, it has a planned maintenance schedule for its machinery. Fourth, the Group operates continuous machinery surveys. This work is done by the Group's own personnel.

Routine, day-to-day maintenance is generally carried out while a vessel is in operation. Beyond such routine maintenance procedures, maintenance usually requires putting the vessel in a shipyard and a repair and maintenance factory. Some of such services are carried out by China Shipping Group. The time spent on maintenance depends on the type of examination or the procedure being carried out on the vessel.

Insurance and Risk Management

The Group maintains insurance policies to cover risks related to physical damage to its vessels and vessel equipment, containers and chassis, as well as liabilities to third parties arising from the carriage of goods and the operation of vessels, and general liabilities which may arise through the course of its normal business operations.

Hull and Machinery Insurance

The Group's owned or bareboat chartered vessels are insured by the Group with People's Insurance Company of China, China Pacific Property Insurance Company ("CPIC") and China Shipowners Mutual Assurance Association ("CPI") for physical damage, including war-related risks. The vessels time chartered by the Group are insured by their respective owners. In 2003, the Group paid an aggregate of about RMB40.4 million for its various Hull and Machinery Insurance policies. The Group received a total of about RMB17.4 million and about RMB7.0 million from claims against its Hull and Machinery insurance policies in the years 2002 and 2003 respectively. The declared value of each vessel is the assessed market value of that vessel. The Group may also sometimes purchase additional insurance under an "increased value" policy to meet additional expenses that might arise from the total loss of a vessel. The policies are renewed annually. In addition, owned vessels calling in areas identified by the marine insurance market as specified war risk zones are temporarily covered for war-related risks by declaration and payment of an additional premium. Under its insurance policies, the Group is required to pay additional premiums when its owned or bareboat chartered vessels call in a war risk zone.

Protection and Indemnity Insurance

Protection and Indemnity ("P&I") Insurance provides cover for: claims arising from the operation of the Group's owned and chartered vessels and from the usage of container slots obtained from other shipowners (including injury or death to crew or other third parties); third party claims arising from the carriage of goods for which the carrier is responsible including loss or damage to cargo; claims arising from collisions with other vessels; damage to other third-party property; pollution arising from oil and other substances; and salvage and other related costs. In 2003, the Group paid an aggregate of about RMB10.4 million for its various P&I policies. The Group received a total of about RMB6.2 million and about RMB9.9 million from claims against its P&I insurance policies in the years 2002 and 2003 respectively. The Group's P&I cover is divided among 6 P&I insurance providers, including West of England Ship Owners Mutual Insurance Association, SKULD Mutual Protection and Indemnity Association, The Swedish Club, The United Kingdom Mutual Steam Ship Assurance Association, The London Steam-ship Owners' Mutual Insurance Association Limited and CPI, each of which (except CPI) are members of the International Association of P&I Clubs. Members of this association arrange a pooling insurance and a substantive re-insurance program, and insure a large number of the world's ocean-going merchant fleet.

Container and Chassis Insurance

The Group also maintains additional insurance policies for its containers and chasses. The Group currently has container insurance policies with CPIC, Ping An Insurance Company of China and Through Transport Mutual Insurance Association (EurAsia) Ltd ("TT Club"). These policies cover different geographical regions. The Group has also purchased insurance policy for the Group's leased chassis. In 2003, the Group paid an aggregate of about RMB9.9 million for its various container insurance policies. The Group received a total of about RMB1.2 million and about RMB0.5 million from claims against its container insurance policies in the years 2002 and 2003 respectively.

Each of the above insurance policies is renewed annually. The Directors believe that the types and amounts of insurance coverage it currently maintains are in line with customary practice in the international container shipping industry and are adequate for the conduct of its business.

Safety Policies

The International Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code") provides an international standard for the safe management and operation of such vessels and for pollution prevention. China is a signatory to the ISM Code, and compliance is enforced in China by MSA. The Group's safety policies are compliant with the provisions of the ISM Code.

The ISM Code requires that every shipping company engaging in international trade be issued with a Document of Compliance ("DOC"), confirming that such shipping company has fulfilled the requirements of the ISM Code. Each vessel used for international transportation must have a copy of the DOC. A DOC is issued for a period of five years, though shipping companies are subject to an annual audit. Originally, the Company held a DOC for its vessels which was going to expire in December 2004 (the "Original DOC"). Since the Company has changed the form of its legal existence as a result of its conversion into a joint stock limited company, the Company re-applied and obtained an interim DOC for its vessels which will expire in April 2005. According to the ISM Code, since the Company is applying for DOC for the first time under its new corporate existence, it can only apply for an interim DOC which can only last for one year. The Company will apply for the 5 years DOC before the end of 2004 and the Directors currently do not expect that it will face any difficulty in obtaining the DOC. The ISM Code also requires every vessel engaged in international trade to be issued with a Safety Management Certificate ("SMC"), which verifies that the shipping company and its shipboard safety management operate in accordance with the approved safety management system. Each of the Group's vessels used in international trade lanes has obtained the relevant SMC.

Environmental protection

As discussed above, the Group's safety and environmental protection policies are compliant with the provisions of the ISM Code. After having made reasonable enquiries, the Directors confirm that the Group has not committed any material breach of the relevant PRC environmental protection laws and regulations during the Track Record Period.

The Flow of Container Shipping Service

A typical international container shipment service going outbound from China generally involves the following steps:

- A customer makes a booking with the Group's local agent for the delivery of cargo to a pre-determined destination at a price and on other terms which usually have been agreed previously or determined under contract, and provides the required paperwork and declaration forms. Typically, the terms will cover information such as the schedule and location for the loading and unloading of containers, the name of the shipper, the name of the consignee, the destination port and also a description of goods shipped.

- The Group's local agent will complete the order information, required paperwork and declaration forms for the customer.

- The Group either makes arrangements for an inland transport provider to deliver an empty container to the customer's warehouse at an agreed time (where the goods are then loaded into the containers) or, alternatively, the customer can deliver its goods directly to the Group's designated warehouse where the goods can then be loaded into the containers.

- Once the container is filled, a nominated inland transport operator picks up and moves the container by truck, rail, feeder vessel, or combination thereof to a port in time to be loaded onto a vessel that is scheduled to sail at a particular time.

- At the port, the container will go through customs checks and will be loaded directly into a pre-determined slot in the vessel or stored at the terminal until loaded onto its scheduled vessel.

- The vessel sails at a fixed time according to a pre-set schedule on fixed day sailings. These vessels are either owned or chartered in by the Group or otherwise belong to an independent third party which is subject to a joint service or slot exchange or purchase arrangement with the Group (for details of such arrangements, please refer to the section headed "Business — Business of the Group — Joint Services and Slot Charters").

- Once the vessel has arrived at its destination port, the container will be unloaded from the vessel by local stevedores, again according to the pre-set schedule. The containers are then stored at a depot at the destination port in order for the consignee to arrange customs clearance. Movements and storage at and inland delivery of containers from the destination ports are arranged by local agents at those ports. In China and Hong Kong, the Group uses its subsidiaries as its local agents. Outside of Hong Kong, the Group uses agents which are members of the China Shipping Group (in locations where China Shipping has operations). In other locations (especially smaller markets, like Bulgaria), the Group contracts with local agents which are independent third parties.

- At the request of the consignee, delivery of a full container to the receiving customer's premises may be co-ordinated by local agents with an independent third party inland transport provider.

- After unloading the cargo at the receiving customer's plant or warehouse, the empty container is transported to an exporter's warehouse for reloading or to a depot to await future use.

The following diagram illustrates some of the key steps in the revenue flow of a typical international container shipping transaction:


MARKETING DIVISION /COMMERCIAL DIVISION
AGENT
FINANCE DIVISION
Cargo is solicited
not standard rates
Terms of contract to be approved
Contract is prepared
standard rates
Contract is entered into with the shipper
Arrange transportation
Prepaid cargo
Payment to be received before the containers are loaded on the vessel and its departure
Receive freight rates from shipper
Prepare ocean freights lists
Ocean freight collect
Payment to be received before the release of the cargo after the vessel's arrival
Receive freight rates from consignee
Vessel's arrival at destination port

Sales and Marketing

International Sales

For the 3 years ended 31st December, 2003, revenue from the international container shipping business of the Group represented about 86.9%, 89.3% and 90.4%, respectively of the total revenue of the Group.

A substantial portion of the Group's volume, including volume for its international trade lanes, originates in China through sales by one of its eight Regional Subsidiaries. Accordingly, the Group has focused on strengthening its Chinese sales force in order to capitalise on the growth potential in China. The percentage of total container volume solicited in China and Hong Kong increased from year to year during the Track Record Period.

Domestic Sales

As at 31st March, 2004, the Group operated 9 domestic coastal trade lanes and 10 sub-routes in the domestic market. The Directors believe that the Group is a dominant market leader in the domestic container shipping market. The following table enumerates the Group's market share of domestic container shipping for the year ended 31st December, 2003 as measured by the share of the total volume of containers leaving each port:

Dalian	Yingkou	Tianjin	Qingdao	Lianyungang	Shanghai	Quanzhou	Shantou	Shenzhen	Haikou
48%	49%	55%	46%	85%	55%	84%	90%	35%	55%

For the 3 years ended 31st December, 2003, revenue from the domestic container shipping business of the Group represented about 11.2%, 9.4% and 6.8%, respectively of the total revenue of the Group.

Marketing

The Group has an advertising budget and places advertisements for its services in Chinese-language shipping magazines. However, the Group's primary marketing and sales efforts are made through its local agents, both domestically within China and internationally.

In addition to their sales and marketing functions, local agents also provide other logistical support in connection with the container shipments themselves. These services are not separate lines of business for the Group, but rather additional, value added services offered by the Group in connection with its container shipping business. These services include:

- the making of cargo bookings;
- the preparation of cargo manifests for customs declaration;
- the handling and stuffing of containers;

- the arranging of transport of cargo to port;
- the making of depot arrangements;
- the handling of other paperwork related to the shipment of goods from port, for example, loading lists;
- the signing of bills of lading; and
- the arranging of shipments and transhipment of cargo and containers.

The Group has the Regional Subsidiaries that act as its local agents in major port cities in China namely Shanghai, Dalian, Tianjin, Qingdao, Xiamen, Hainan, Guangzhou and Shenzhen. Special licences are required in China to provide international cargo agency services, and all of the Regional Subsidiaries have obtained such necessary regulatory approval. Additionally, the Group has contractual arrangements with China Shipping Agency and other third parties to act as its agents in smaller markets throughout China.

As at 31st March, 2004, the Group's Regional Subsidiaries had over 400 sales personnel responsible for sales and marketing in China.

Outside of China, the Company has one subsidiary in Hong Kong (CS (Hong Kong)) that performs sales and marketing services for the Group there. The Group also has contractual arrangements with members of the China Shipping Group as well as independent third parties who act as the Group's agents. As at 31st March, 2004, these agents are located in over 160 sales point in over 70 countries, including the United States, Europe, Japan, Australia, the United Arab Emirates and Malaysia. These agents are all required by their agency contracts to follow the Group's guidelines for local agents. The agents at the outgoing ports are collectively generally paid about 5% of the freight fee, whilst the agents at the destination port are collectively generally paid about 1.5 to 2.5% of the freight fee.

In 2003, the Regional Subsidiaries and CS (Hong Kong) together earned RMB193 million of agency income for the Group. The Group has no agency income prior to 2003 because the Regional Subsidiaries and CS (Hong Kong) were only established or became part of the Group in 2003.

BUSINESS

The following is a map of the Group's sales network as at 31st March, 2004:



International market
Latvia
Estonia
Finland
Sweden
Lithuania
Norway
Denmark
Poland
Czechoslovakia
U.K.
Ireland
Netherlands
Belgium
Germany
France
Switzerland
Spain
Portugal
Italy
Slovenia
Malta
Morocco
Benin
Cote d'Ivoire
Ghana
Togo
Nigeria
Sudan
Saudi Arabia
Kenya
Tanzania
Austria
Hungary
Ukraine
Bulgaria
Romania
Greece
Turkey
Cyprus
Syria
Israel
Lebanon
Jordan
Egypt
Kuwait
Iran
U.A.E.
Bangladesh
Pakistan
Oman
Qatar
Bahrain
Yemen
Djibouti
Reunionn I.
South Africa
India
Sri Lanka
Russia
Canada
U.S.A
Jamaica
Panama
Korea
Japan
Taiwan
Myanmar
Thailand
Vietnam
Philippines
Cambodia
Malaysia
Singapore
Indonesia
Australia
Domestic market
CS (Dalian)
Dandong
Yingkou
CS (Tianjin)
Yantai
Longkou
CS (Qingdao)
Rizhao
Lianyungang
CS (Shanghai)
Shanghai
Ningbo
CS (Xiamen)
Quanzhou
Zhangzhou
CS (Hong Kong)
Shantou
CS (Guangzhou)
Shekou
CS (Shenzhen)
Huangpu
Fangcheng
Zhanjiang
CS (Hainan)
Haikou
• The places served by the Group's local agents
★ The Regional Subsidiaries and CS (Hong Kong)
▲ Major PRC ports

The Company requires its Regional Subsidiaries and overseas sales agents to collect and analyse market information in a prompt and comprehensive manner, including the freight rates of its competitors, any trends regarding the realignment of routes and other market news. Each of the Regional Subsidiaries is required to compile regular statements on the change of freight rates and report on the Group's competitors to the head office of the Company in Shanghai. In general, the Regional Subsidiaries maintain close contact with the head office, aiming to provide up to date, detailed and objective information to senior officers of the Company for decision making purposes.

The Company also sets sales targets at the beginning of each year for each of the Regional Subsidiaries. The Company regularly reviews and oversees the volume of containers processed by each port. The agents are encouraged to increase sales volume. In particular, each Regional Subsidiary is directed to solicit more contracts for carriage of special container goods (such as light and fluffy goods, high value added goods and cold storage goods).

In addition, the Company bids for major accounts and enters into long term freight agreements, often with the assistance of the Regional Subsidiaries (which receive guidance from the Company). With the Company being actively involved in these areas, the Group aims to improve the proportion of high value customers and stabilise its freight rates. The Company also coordinates all tracking services for its major customers, and aims to provide preferred and attentive freight rate quote, slot booking and container management services to them.

The Company also gives guidance to its local agents regarding any realignment of its trade lanes, management of containers, transhipment arrangements, as well as the operation and safety of vessels.

Pricing policies and payment

For its international trade lanes, the Group sets its prices with reference to a number of factors, including prevailing market prices, costs associated with the given trade lane and the nature of cargo being shipped. The Group closely monitors its competitors' pricing, as well as price guidelines promulgated by relevant shipping conferences and associations. For its domestic trade lanes, the Group mainly considers the market circumstances and its lanes' capacity utilisation levels. Generally, the Directors believe that competing primarily based on price is not its best competitive strategy. Rather, the Directors believe that the Group competes by providing quality service and by building long term relationship with its customers. The Group prices most of its services in US dollars, and about 90.4% of the Group's 2003 revenue was received in foreign currencies.

The Group generally offers two payment methods for its container shipping services: pre-paid cargo and "ocean freight collect". Under its pre-paid cargo method, the freight fee, the loading terminal handling charge and any other remaining fees associated with the cargo before arriving at the destination port, are paid upfront by the shipper. Fees and expenses of the destination port are paid upon release of the containers by the consignee at the destination port. Such fees and expenses include document fees and terminal handling fees of the destination port. Under the Group's "ocean freight collect" method, only the loading terminal handling charge is paid upfront by the shipper. The freight fee and any remaining fees are paid by the consignee after the cargo arrives at its destination.

The Group does not usually offer defined credit terms to its customers. However, it usually takes time for the Group's agent to pay the Group the freight fees it collects from the consignee on its behalf. Additionally, it is common for the Group to settle its accounts with its agent only on a periodic basis. The Group's average number of debtor turnover days was around 68 to 72 days in 2001 and 2002. In 2003, mainly due to management's effort to strengthen credit control over settlements from customers, the average number of debtor turnover days decreased to 56 days.

The Group offers its customers both shorter term contracts, which last for only as long as one transaction or shipment, and longer term contracts (generally lasting between 10 months to 1 year). A vast majority of the contracts (in terms of revenue) for the Group's North American trade lanes are long term contracts whereas a vast majority of the contracts for its other trade lanes are short term contracts. Of the Group's total revenue in 2003, 55.5% were based on shorter term contracts and 44.5% were based on longer term contracts. Longer term contracts offer fixed freight rates and a guaranteed number of cargo loads within the contract term. This helps to reduce the fluctuations in the Group's revenue caused by factors including the cyclicality of the industry which it may otherwise face. The Group also believes that shorter term contracts can be advantageous under certain limited circumstances, as they allow for greater flexibility in setting prices, which is important in certain markets. However, the Group generally plans to increase longer term contracts as a percentage of total sales in the future, particularly in its international trade lanes. By implementing this strategy, the Group aims to maintain steady demand for its container spaces and to shelter itself from cyclical down-turns in the market.

Customers

For its international routes, the Group's end customers are generally either: (i) large retailers, (ii) smaller retailers or (iii) NVOCCs. In its domestic Chinese routes, its customers are generally either direct shippers or agencies. In general, the Group's larger international customers contract with the Group on a ocean freight collect basis. The Group's smaller customers, which provide a majority of its business, generally contract with the Group on a prepaid cargo basis.

For each of the three years ended 31st December, 2003, sales to the Group's five largest customers in terms of value accounted for less than 15% of the Group's aggregate sales in those years respectively.

Awards

In 2003, the Company won the following awards at the China Shipping Gazette's "China Cargo Shipping Industry Awards":

- Outstanding integrated services shipping company;
- Outstanding shipping company for China - Europe and Mediterranean routes;
- Outstanding shipping company for China - Western US, Eastern US routes;
- Outstanding shipping company for China - Japan, Korea routes;
- Outstanding shipping company for China - South East Asia routes; and
- Outstanding shipping company for China - Australia and New Zealand routes.

In March 2003, Shanghai Puhai also received the award for the "Best Shipping Company for Chinese coastal domestic feeder services" from China Shipping Gazette in the same event described above.

In 2003, the Company also received the award for "Excellent Qualifications and Credibility in International Lines Services" from the Shanghai Shipping Exchange and Shanghai Credit Information Services Co., Ltd.

Intellectual Property

The Group owns certain patents but does not own any trademarks. Most importantly, the Group, which operates under the trademark/service mark "", licenses its use of that mark from China Shipping to carry on its container shipping business. China Shipping owns all the other related trademarks. Other members of the China Shipping Group are also licensed to use such trademarks for other businesses. Since the Group is not the only licensee of these trademarks, China Shipping does not intend to transfer the ownership of these trademarks to the Group. Under the Trademark Licence Agreements, these trademarks are licensed to the Group for its use for so long as China Shipping remains as the owner of such trademarks and the controlling shareholder (as defined under the Listing Rules) of the Company. The Directors are therefore of the view that the Group has adequate right to use these trademarks for the purposes of carrying on its business. For further details of these intellectual property rights, please refer to the paragraph headed "Intellectual Property Rights" in appendix VIII to this prospectus and the section headed "Relationship with the China Shipping Group — Connected Transactions".

Information Systems

In December 1998, China Shipping entered into an agreement with Thru Transport Systems International Limited ("TTS", subsequently renamed as Qiva Inc., now wound up and no longer in existence), a provider of information technology systems to the shipping and transportation industry. Pursuant to this agreement, China Shipping was granted a licence to use the standard version of TTS' "Tradeship System" worldwide, with an unlimited number of users. Under the above agreement, the Company is a permitted user of the Tradeship System. The Tradeship System has the following applications:

- Quotation. This module facilitates the quotation of freight rates to customers, using data codes to speed up data entry. It is intended to ensure that accurate and up to date information is used at all times. This module also keeps historical records, enabling the Group to provide customers with improved service.

- Booking. This module can be used as a management tool to track and control data relating to cargo bookings at various locations.

- Documentation. This module produces export freight documentation, such as bills of lading, cargo manifest and waybills.

- Equipment control. This module allows the Group and its agents to record and track the movements of containers and to control stock levels at depots located domestically or overseas.

- Multimodal transportation. This module is used to register and control inland transhipment movements, including the allocation of jobs to transport operators.

- Customer Information system. This module draws information from all other modules and performs relevant statistical analyses in order to provide customers with certain data, including sailing schedules and availability.

The Tradeship System's central server is located in the headquarters of the Company in Shanghai. CST (Shanghai) (managed by Intercontinental Computers) provides technical support for the Tradeship System under a contract with the Company.

Suppliers

For each of the three years ended 31st December, 2003, purchases by the Group from its 5 largest suppliers in terms of value accounted for less than 20% of the Group's aggregate purchases in those years respectively. In 2003, of the Group's 5 largest suppliers, 2 companies provided stevedoring services to the Group, two companies provided in-land railway transportation services to the Group and one company provided canal transportation services to the Group.

COMPETITION

International Container Shipping Industry

The international container shipping industry is highly competitive. While the world's top 20 carriers, by capacity, controlled about 75% of global container capacity as of April 2004 according to BRS-Alphaliner, the industry remains highly fragmented with a total of over 450 carriers operating world-wide. Within the international trade lanes it serves, the Group competes against a wide range of global, regional and niche carriers.

Global carriers generally deploy significant vessel capacity and operate extensive service networks in most trade lanes in the major East-West markets, as well as in selected regional markets. These carriers generally deploy large vessels and serve major ports with direct calls and other ports through transhipment over regional hubs.

Regional carriers generally focus on a number of smaller trade lanes within the major East-West markets, or within regional markets such as East Asia, the Middle East, North America or West Africa. These carriers tend to offer direct services to a wider range of ports within a particular market than global carriers.

Many of the Group's competitors are also involved in other transportation businesses such as logistics, dry and liquid bulk shipping and multimodal transportation. In addition, other competitors are also involved in unrelated industries such as oil exploration, travel services and retail. As part of its strategy, the Group concentrates exclusively on container shipping and related services and focuses on routes originating in the PRC. The Directors believe that such specialisation allows management to better plan for, and quickly respond to, rapidly changing economic, political and trade conditions that affect the container shipping industry.

Apart from individual companies, the Group also faces competition from alliances formed by various container shipping companies established through joint service and slot exchange arrangements.

Despite the highly competitive environment and its relatively short operating history since 1997, the Group has grown to become the 10th largest container shipping company in the world by operating capacity as at 30th April, 2004 according to BRS-Alphaliner.

The Company is currently a member of the WTSA (consisting of carriers with westbound service to the West Coast of the United States), the IRA (consisting of carriers serving the Far East and Middle East), the AADA (consisting of carriers with southbound service from the Far East to Australia), the TFA (consisting of carriers with northbound service from Australia), the C8 (consisting of carriers serving the Far East and West Africa) and the Yellow Sea Association (consisting of Chinese and Korean carriers). Members of these organisations hold conferences from time to time to discuss developments in applicable container transportation markets and the expected trends of freight rates in the coming year. Although the results of these discussions are not binding on members, it is the policy of the Group generally to follow the freight rates guidelines suggested by these organisations.

Domestic Container Shipping Industry

Coastal domestic container transport in China is a relatively new phenomenon. Currently, non-Chinese incorporated companies cannot operate in the domestic container shipping market whilst Chinese enterprises with non-Chinese investors require the Chinese government's approval before they can operate in the domestic container shipping market. Some of the other container shipping companies that operate in the Chinese domestic container shipping market include COSCO, Tianjin Shipping, Qingdao Shipping and Haikou Nanqing. However, the Directors believe that COSCO is its only main competitor in the domestic container shipping market.

In 2003, the Group handled about 850,000 TEU of loaded containers in the domestic Chinese market. As at 31st March, 2004, the Group operated 9 domestic trade lanes and 10 subroutes in China. The Directors believe that it is a dominant market leader in the domestic container shipping market.

BASES

The Group compiled various statistics and data cited in this prospectus upon certain bases as set below:

- **The Group's fleet**

  Throughout this prospectus, vessels chartered out by the Group have been included as part of the Group's operating fleet. Additionally, owned or chartered vessels operated by the Group in the Pearl River Delta and Chang Jiang (Yangtze) River have not been included in the calculation of the Group's operating fleet because they have short lease terms and the total number of these vessels fluctuate very frequently. The Directors believe that the operating capacity attributable to its vessels operating in the Pearl River Delta and Chang Jiang (Yangtze) River is immaterial. However, the total number of containers (in terms of TEU) handled by the Group's vessels operating in the Pearl River Delta and Chang Jiang (Yangtze) River region is counted towards the total number of loaded containers (in terms of TEU) delivered or shipped by the Group.

- **Total number of loaded containers in terms of TEU actually delivered or shipped**

  In a shipment of containers, each container is counted once whenever it is loaded on a vessel at each port (domestic or international) until it reaches the destination port. The Directors believe that this calculation method is in line with the industry practice.

- **Utilisation percentage**

This is calculated by dividing the total number of loaded containers in terms of TEU shipped or delivered by the capacity of the Group's fleet running in that particular route. Since containers can be off-loaded and reloaded or replaced by new containers at each port of call of the trade lane or sub-route and as noted above, each container is counted once whenever it is loaded on a vessel at each port, the utilisation percentage can exceed 100%.

- **Total number of sub-routes**

In this prospectus, the sub-routes services operated by the Group in the Pearl River Delta and Chang Jiang (Yangtze) River are not counted in the total number of sub-routes as their schedules, ports of call and numbers fluctuate very frequently depending on the needs and volume of the business of the trade lanes. However, the total number of containers (in terms of TEU) handled by the Group's vessels operating in the Pearl River Delta and Chang Jiang (Yangtze) River region is counted towards the total number of loaded containers (in terms of TEU) delivered or shipped of the Group.

LEGAL PROCEEDINGS

The Group is from time to time engaged in litigation incidental to its business. The Group can be exposed to litigation relating to, among other things, claims associated with the carriage of goods, such as damaged and lost goods or delayed delivery and collisions of vessels. The Directors believe that industry specific insurance and the claims handling procedures that it maintains are adequate to protect it against such claims. Although any litigation, proceeding or investigation has an element of uncertainty, the Directors believe that the outcome of any pending or threatened proceeding, lawsuit or claim, or all of them combined, will not have a material adverse effect on its business, financial condition or results of operations. As at 31st March, 2004, the Company confirms that the Group's aggregate potential liability for all the outstanding litigation claims filed against it is less than 3% of the net assets of the Group as at 31st December, 2003 (about RMB110 million). As at the same date, the Company confirms that no one single outstanding litigation claim filed against the Group would cause the Group to have a potential liability of more than RMB2 million which represents less than 0.1% of the net assets of the Group as at 31st December, 2003. In any case, the Directors have also confirmed that any potential monetary damages arising from these claims should be covered by or paid out from the Group's insurance policies and therefore should not have any material adverse effect on the financial conditions and operations of the Group.

In 2003, the Company settled with the FMC (the independent U.S. regulatory commission charged with overseeing the competitive environment of carriers serving the United States) for US$1.85 million in connection with alleged violations of the U.S. Shipping Act. It was alleged that the Company violated section 10(b)(1) of the U.S. Shipping Act by providing transportation services at less than the applicable rates and charges established in its tariffs and services contracts by permitting non-signatory shippers unlawful access to service contracts, by false classification of commodities and by failing to enforce service contract provisions relating to minimum quantity commitments and liquidated damages. It also was alleged that the Company violated section 10(b)(2)(A) of the U.S. Shipping Act by providing transportation not in accordance with its published tariff, and violated sections 10(b)(11) and 10(b)(12) of the U.S. Shipping Act by entering into service contracts with, and providing transportation services to, ocean transportation intermediaries that did not have tariffs, licences or bonds as required by the U.S. Shipping Act. The Directors believe that the Group was not ordered by the FMC to stop publicising or using freight rates or charges during the Track Record Period.

The Group has implemented various measures (including training its staff to be more familiar with shipping regulations in various jurisdictions such as the United States) to minimise any future violations of relevant shipping regulations. The Directors intend to ensure that the Group's relevant employees are familiar with the relevant shipping regulations by organising regular training sessions, conducting management briefings and circulating memorandum regarding any updates. To ensure that material deviations from proper practice can be avoided or detected quickly, the Group has set up a customer service centre in Shanghai and obtains service from a documentation centre of the China Shipping Group in Houston in the United States, whereby the Group can monitor shipping documents and promptly check and rectify wrong documentation.

RELATIONSHIP WITH THE CHINA SHIPPING GROUP

INTRODUCTION

Since its inception, the Company has maintained a business relationship with China Shipping in various areas of its operations. For details of the terms of these arrangements, please refer to the section headed "Relationship with the China Shipping Group — Connected Transactions".

Immediately after the completion of the Share Offer (assuming that the Over-allotment Option is not exercised), China Shipping will own 59.87% of the then enlarged issued share capital of the Company and will be the controlling shareholder of the Company. China Shipping, as the controlling shareholder of the Company, will be able to exercise all the rights of a controlling shareholder, including the election of Directors and voting in respect of amendments to the Articles of Association.

China Shipping is one of the key state-owned enterprises under the direct administration of SASAC and is a large shipping conglomerate that operates across different regions, sectors and countries. Currently, China Shipping and its subsidiaries (including the Group) have 5 specialised shipping fleets of oil tankers, tramps, passenger vessels, container vessels and special cargo vessels. The Group is principally engaged in the operation and management of international and domestic container marine transportation. CSDC is principally engaged in the PRC domestic and international transportation of bulk cargo and oil. CSHH principally operates a fleet of special cargo vessels. The other subsidiaries of China Shipping operate a fleet of passenger vessels and the diversified businesses of integrated logistics, terminal management, finance and investment, engineering and labour service, supply and trading, and information technology.

As at the Latest Practicable Date, China Shipping held about 50.5% and 38.7% interest in CSDC and CSHH respectively, both of which are publicly listed companies. CSDC is a PRC company whose H shares and A shares are traded on the Stock Exchange and Shanghai Stock Exchange respectively, whilst CSHH is a PRC company whose A shares are traded on the Shanghai Stock Exchange.

As at the date of this prospectus, there are 1 executive Director and 3 non-executive Directors (out of 10 Directors) who hold executive positions in China Shipping, namely:

Name of Director	Position in China Shipping
Mr. Li Kelin	President
Mr. Li Shaode	Vice-President
Mr. Zhang Jianhua	Vice-President
Mr. Wang Daxiong	Vice-President

China Shipping does not have a board of directors. Its ultimate management power rests with the President, who is assisted by 6 other members of leadership, being six Vice-Presidents. Other than the four Directors (including the President) set out above, the remaining 3 Vice-Presidents of China Shipping do not hold any positions in the Group.

The two executive Directors are not directors of CSDC and do not hold any positions in CSDC or any of its subsidiaries. The directors (other than the independent directors) of CSDC as at the date of this prospectus are Mr. Li Shaode (a non-executive Director of the Company), Mr. Wang Daxiong (a non-executive Director of the Company), Mr. Yao Zuozhi (a Supervisor of the Company), Mr. Xu Zuyuan and Mr. Yan Mingyi. Mr. Li Shaode is the Chairman of CSDC.

None of the members of the senior management of the Company holds any management position in China Shipping or CSDC. In addition, none of the Supervisors of the Company is a supervisor of China Shipping since China Shipping does not have a supervisory committee.

Notwithstanding the fact that the Chairman of the Company is also the President of China Shipping, the Directors are of the view that the Company can operate independently of China Shipping and its associates (including CSDC), on the basis that the day-to-day management decisions of the Group are made by the executive Directors and the senior management as a collective body and not by the Chairman of the Company alone. Any view expressed by the Chairman of the Company in the decision-making process will be checked and balanced by the views of the other executive Director and the members of the senior management of the Company, all of whom do not hold any management position in China Shipping or CSDC. In addition, the Group has all the assets, contractual arrangements, established business operation procedures and personnel with sufficient and relevant experience to carry on its business without reliance on the management of China Shipping. Although a number of products and services are provided by the China Shipping Group to the Group in the ordinary course of business of the Group and the Group also sells some of its products and services to the China Shipping Group, these products and services are provided on normal commercial

terms at market rate. In addition, such products or services have never represented a significant portion of the total costs or revenue that the Group needs to incur or receive for the operation of its business during the Track Record Period, as shown below:

	For the year ended 31st December,		
	2001	2002	2003
Total revenue received by the Group from the China Shipping Group as a percentage against total turnover of the Group:	7.7%	10.0%	8.6%
Total cost incurred by the Group to the China Shipping Group as a percentage against total operating costs of the Group:	17.0%	22.7%	25.6%
Financing costs paid to the China Shipping Group in respect of Interest Element of Finance Lease Obligations and Interests as a percentage against total interest expenses of the Group:			
• Interest Element of Finance Lease Obligations *(Note 1)*	60.7%	49.4%	45.0%
• Interests	6.7%	18.4%	13.9%

Note 1: This relates to the containers leased from the China Shipping Group. As disclosed in this prospectus, the Group plans to acquire its own containers, including using part of the net Listing proceeds to do so. Therefore, reliance on containers leased from the China Shipping Group is expected to reduce in the future.

If for any reason any of the products or services ceases to be provided by the China Shipping Group, the Group does not foresee any material difficulty in obtaining the relevant substitutions for the products and services from independent third parties on similar terms. Accordingly, as at the Latest Practicable Date, the Directors are of the view that reliance of the Group on the China Shipping Group to provide the Group with these products and services is minimal. Similarly, if for any reason any of the products and services cannot be sold to the China Shipping Group, the Group does not foresee any material difficulty in selling them to other independent third parties on similar terms. In view of the satisfactory business relationships that has been built up and the normal commercial terms for all these arrangements, the Directors believe that it is in the interest of the Group to continue these pre-existing contractual relationships after Listing.

Any future injection of assets into the Group by China Shipping after the completion of the Share Offer will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require the Company to issue a circular to its shareholders when any acquisition and disposal of assets by the Group is proposed. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals by the Group under certain circumstances and any such acquisitions or disposals may, in any event, result in the Company being treated as a new applicant for listing subject to the requirements for new applicants as set out in the Listing Rules.

NON-COMPETITION

Even though the China Shipping Group operates diversified lines of businesses, it does not currently operate a line of business that competes, directly or indirectly, with the core business of the Group (being international container shipping services, which accounted for about 90% of the Group's revenue in 2003). The Company also believes that it will be in its best interest for it to concentrate and specialise in the container shipping business and its related services rather than to diversify into businesses currently conducted by the China Shipping Group. This will allow the Group to focus on developing industry expertise in the container shipping business and thereby continuously improve its services in terms of quality, effectiveness and efficiency.

In light of the above, to avoid any competition or potential competition of businesses between the China Shipping Group and the Group, China Shipping has entered into the Non-Competition Agreement with the Company pursuant to which China Shipping undertook to the Company that, among other things, for so long as it remains as the controlling shareholder (as defined under the Listing Rules) of the Company and the H Shares are listed on the main board of the Stock Exchange:

i) except for the businesses currently carried on by Inchon Ferry, Universal Shipping (Asia) Company Limited, CS Logistics, Rich Shipping Logistics, China Shipping Agency and CS Cambodia as described in the following paragraphs, it shall not, and shall procure that each of its subsidiaries (other than the Group) shall not, directly or indirectly, own, invest in, participate in or operate any business which directly or indirectly competes with the container shipping business or container cargo agency business carried on by the Group or any other businesses which the Group has disclosed that it has planned to develop in this prospectus (the "Relevant Business"); and

ii) if there is an opportunity for China Shipping or its subsidiaries (other than the Group) to invest in, participate in, develop, operate or engage in or to acquire an interest in any Relevant Business, it shall immediately notify the Company and shall use its best endeavours to procure that the Company will have the first opportunity to invest in, participate in, develop, operate or engage in or to acquire an interest in such business on no less favourable terms than those available to China Shipping or its subsidiaries.

The Company confirms that if the opportunity to participate in the Relevant Business arises, the Company shall form an independent board committee, comprising independent non-executive Directors, to separately review and decide whether the Group should accept or decline such an opportunity to participate in the Relevant Business and the Company will make an announcement in this regard where necessary and otherwise comply with the requirements of the Listing Rules.

China Shipping confirms that the type of business activities engaged by the 6 subsidiaries set out above which are similar to those of the Group's are as follows:

(a) Inchon Ferry: combined passenger and cargo liner services between the PRC and Korea;

(b) Universal Shipping (Asia) Company Limited: container cargo sub-route services between (i) Hong Kong and the Pearl River Delta region; and (ii) Hong Kong, Shenzhen and Vietnam;

(c) CS Logistics: container cargo agency services;

(d) Rich Shipping Logistics: container cargo agency services;

(e) China Shipping Agency: container cargo agency services; and

(f) CS Cambodia: container cargo sub-route services and container liner and cargo agency services in Cambodia.

These 6 subsidiaries had been established by China Shipping to complement the different shipping operations held under the conglomerate.

China Shipping confirms that the liner services provided by Inchon Ferry and Universal Shipping (Asia) Company Limited do not directly or indirectly compete or conflict with the current container shipping business carried on by the Group because (i) the vessels used by Inchon Ferry are combined passenger and cargo vessels, not container vessels; and (ii) the vessels used by Universal Shipping (Asia) Company Limited are barges, not container vessels, the carrying capacity of which are much smaller (generally less than 200 TEU) compared to the vessels used by the Group. In fact, Universal Shipping (Asia) Company Limited provides sub-route services to the Group, which complements the Group's main business. As these 2 subsidiaries are not engaged in container marine transportation, which is the core business of the Group, China Shipping does not consider that it is appropriate to include these 2 subsidiaries in the Group.

China Shipping confirms that the sub-route services provided by CS Cambodia do not directly or indirectly compete or conflict with the current container shipping business carried on by the Group because such services are only provided on the Mekong River and the 1 vessel used by CS Cambodia is a barge, not a container vessel, the carrying capacity of which is only 124 TEU, which is much smaller compared to the vessels used by the Group. Also, the core business activity of CS Cambodia is acting as a shipping agent of other companies within the China Shipping Group (other than the Group). The Group is seeking to obtain all necessary governmental and other approvals to incorporate a company in Cambodia to acquire the container related businesses carried on by CS Cambodia and expects that this would be completed within 12 months after Listing.

China Shipping undertakes that it shall not, and shall procure that each of its subsidiaries (other than the Group) shall not extend or expand the geographical scope of its above liner services, except that if the Group decides that it is not cost effective to operate in a particular port as a result of the high cost of operation or the facilities and other conditions, the Group may request Universal Shipping (Asia) Company Limited to extend its container sub-route services to such a port and Universal Shipping (Asia) Company Limited shall have the right to extend its container sub-route services to such a port accordingly. If there is an opportunity for China Shipping or its subsidiaries (other than the Group) to invest in, participate in, develop, operate or engage in or to acquire an interest in any container shipping business covering a larger geographical area or on a larger scale, it shall immediately notify the Company and shall use its best endeavours to procure that the Company will have the first opportunity to invest in, participate in, develop, operate or engage in or to acquire an interest in such container shipping business on no less favourable terms than those available to China Shipping or its subsidiaries.

The core business activity of each of CS Logistics and Rich Shipping Logistics is logistics, whereas China Shipping Agency acts mainly as a shipping agent of other companies within the China Shipping Group (other than the Group) which do not carry on container marine transportation. In the course of container cargo agency business, each of these 3 subsidiaries solicits cargo mainly for the Group's handling. Their business activities therefore in fact complement those of the Group's. As these 3 subsidiaries also solicit cargo for other liners and the fact that the core businesses of these 3 subsidiaries are not container cargo agency services, China Shipping does not consider that it is appropriate to include these 3 subsidiaries in the Group. China Shipping undertakes to grant to the Group a right of first refusal in respect of the container shipping businesses solicited by CS Logistics, Rich Shipping Logistics and China Shipping Agency through their container cargo agency businesses. If China Shipping intends to transfer its shareholding interest in CS Logistics, Rich Shipping Logistics or China Shipping Agency to a third party, the Group shall be given a right of first refusal in respect of such interest. In addition to the above rights of first refusal relating to CS Logistics, Rich Shipping Logistics and China Shipping Agency, if there is an opportunity for China Shipping or its subsidiaries (other than the Group) to invest in, participate in, develop, operate or engage in or to acquire an interest in any container cargo agency business (including container cargo shipment orders solicited from third parties), it shall immediately notify the Company and shall use its best endeavours to procure that the Company will have the first opportunity to invest in, participate in, develop, operate or engage in or to acquire an interest in such business (including the shipment of container cargo) on no less favourable terms than those available to China Shipping or its subsidiaries.

The business activities of these 6 subsidiaries of China Shipping have been carried on in their respective ordinary course of business. As these activities do not pose significant competition to the core business of the Group in the areas where the principal activities of the Group are carried on, and given the right of the Company under the Non-Competition Agreement, the Directors believe that the competition posed by these 6 subsidiaries of China Shipping, if any, will not have any material impact on the business of the Group as a whole. Furthermore, the Company confirms that none of the executive or non-executive Directors has any shareholding interest in each of the above 6 subsidiaries of China Shipping.

The board of directors of Inchon Ferry comprises 7 directors, of which the Chairman is Mr. Wang Daxiong, who is a non-executive Director of the Company. The board of directors of Universal Shipping (Asia) Company Limited comprises 4 directors, none of whom is a Director or member of senior management of the Company. The board of directors of CS Logistics comprises 7 directors, of which the Chairman is Mr. Li Kelin, who is the Chairman of the Company, and another director is Mr. Jia Hongxiang, who is an executive Director of the Company. The board of directors of Rich Shipping Logistics comprises 7 directors, of which the Chairman is Mr. Huang Xiaowen, who is the executive deputy general manager of the Company. The board of directors of China Shipping Agency comprises 9 directors, of which the Chairman is Mr. Li Shaode and another director is Mr. Wang Xiangyun, both non-executive Directors of the Company. Save as disclosed above, no other Director or member of senior management of the Company is a director or member of senior management of the above 5 subsidiaries of China Shipping. The board of directors of CS Cambodia comprises 3 directors, none of whom is a Director or member of senior management of the Company.

Except for the transfer of the container related businesses of CS Cambodia discussed above, China Shipping does not currently intend to inject its interests in the above 6 subsidiaries of China Shipping into the Group and does not have plans to do so.

The Company has the right to claim for damages from China Shipping if China Shipping breaches the Non-Competition Agreement. In the event that China Shipping is found to be in breach of the Non-Competition Agreement, the Company shall seek legal advice and take all such legal actions which it deems appropriate. Save as those disclosed under the sub-section "Relationship with the China Shipping Group — Non-competition" of this prospectus, the Company confirms that the controlling shareholder and the Directors are not interested in any business apart from the Group' s business, which competes or is likely to compete either directly or indirectly, with the Group's core business.

Given the nature of CSDC's principal business of the PRC domestic and international transportation of bulk cargo and oil, the Directors confirm that there is no competition or potential competition between the Group and CSDC.

CSDC RIGHT

On 9th September, 2002, pursuant to the Transfer Agreement, CSDC transferred its 25% equity interest in the Company to China Shipping for a consideration of RMB1.00 (the "Transfer"). According to the information set out in the First Announcement, CSDC laid down a number of reasons for the transfer of equity interest in September 2002, including (but not limited to) the following:

- the difficult operating environment in the container transportation business in 2002 and the downturn and uncertainties of the global economy after the U.S. "11th September" attack; and

- the possible need for CSDC to increase its capital contribution to the Company in view of the deteriorating and loss-making state of business of the Company at that time, and CSDC was not willing to commit more resources to the Company at that stage nor would it like to be diluted as a result of its reluctance to contribute more capital to the Company.

It was stated in the First Announcement that the nominal consideration of RMB 1.00 was determined with reference to the net asset value of the Company as disclosed in the asset valuation report dated 5th September, 2002 and issued by China Tongcheng Assets Appraisal Company Limited (中通誠資產評估有限公司), an independent and duly qualified PRC valuer. The report stated that the valuer had valued the net asset value of the Company as at 30th June, 2002 at negative RMB290,288,700 (approximately negative HK$271,297,850). It was presented in the unaudited accounts of the Company as at 30th June, 2002 that, the net asset value of the Company was about negative RMB430,365,000 (about negative HK$402,210,300). Therefore, the consideration for the Transfer represented a premium as compared to the appraised net asset value and net asset value of the Company as at 30th June, 2002, respectively. The Company also confirms that the net asset values stated above were presented on a consolidated basis.

No additional Directors were appointed to the Board as a result of the Transfer. However, as a result of the Transfer, the Directors originally appointed to the Board by CSDC remained on the Board as Directors designated by China Shipping.

China Shipping further granted CSDC a right to request China Shipping to sell all or part of the equity interest in the Company held by China Shipping to CSDC subject to and upon terms to be agreed (which would include the number of Shares to be transferred and the consideration for such transfer) between CSDC and China Shipping. The Transfer Agreement is governed by PRC law and the Company has been advised by its Chinese legal counsel that the Transfer Agreement is valid and constitutes a legal and binding obligation on the parties to the Transfer Agreement and the Transfer was completed in accordance with all relevant PRC laws and regulations.

According to the relevant PRC legislation, China Shipping will be prohibited from transferring its equity interest to any third party within the Prohibited Period. On 10th January, 2004, CSDC confirmed to China Shipping that it will not exercise the CSDC Right before the expiry of the Prohibited Period. As such, China Shipping will not be required to dispose of its Shares within the restriction period set out in its non-disposal undertaking to the Stock Exchange as required under Rule 10.07 of the Listing Rules, the details of which are set out in the sections headed "Substantial shareholder" and "Underwriting — Underwriting Arrangements and Expenses — Undertakings". The CSDC Right can be exercised at any time after the expiry of the Prohibited Period.

As disclosed in the CSDC Announcement, after the expiry of the Prohibited Period, CSDC will take into consideration its development strategies, financial conditions, the operations of the Company and the status of the container transportation industry then in considering whether or not to exercise the CSDC Right.

In the event that CSDC exercises the CSDC Right after the expiry of the Prohibited Period, China Shipping and CSDC shall negotiate the terms of any transfer of the Shares such as the number of Shares to be transferred and the price or the basis for calculating the price for such transfer. Assuming that CSDC and China Shipping can agree upon the terms of any such transfer, it is possible that CSDC may then replace China Shipping as the controlling shareholder of the Company. Please refer to the section headed "Risk Factors — The exercise of the CSDC Right after the Prohibited Period may lead to a change in the controlling shareholder of the Company which may have a material adverse impact on the Group".

The approval of SASAC will need to be obtained if the exercise by CSDC of the CSDC Right results in a change of the controlling shareholder of the Company. Furthermore, any proposed change of the controlling shareholder of the Company will need to comply with the Code on Takeovers and Mergers of Hong Kong and the relevant provisions of the Listing Rules. In any case, upon the exercise of the CSDC Right by CSDC, the Company will comply with the relevant requirements of the Listing Rules which may include the issue of a public announcement in relation to the exercise of the CSDC Right.

CONNECTED TRANSACTIONS

The Company was established in 1997 as the container shipping arm of China Shipping. Since then, members of the China Shipping Group and the Group operated as an integrated organisation which undertook numerous intra-group transactions. As a consequence of this long established and close business relationship between the parties, a number of transactions have been entered into and are to be entered into between (i) the Group; and (ii) the relevant Connected Persons and their respective subsidiaries and associates, which will constitute connected transactions for the Company under the Listing Rules after the Listing.

Types of Connected Transactions

The following connected transactions have been entered into between the Group and the relevant Connected Persons, and their subsidiaries and associates:

A. Non-recurrent transactions

1. Capital injection into Shanghai Puhai

2. Deed of Warranty and Indemnity

B. On-going transactions under subsisting agreements

1. Container Leases

2. Property Leases

3. Trademark Licence Agreements

4. Guarantees

5. Arisa Time Charter

6. Yangshan A and Yangshan B Time Charters

7. CSDC Bareboat Charters

8. Pledged Arrangement

C. On-going transactions under the Master Agreements

Details of the Connected Transactions

A. Non-recurrent transactions

1. Capital injection into Shanghai Puhai

The Company directly holds a 50% equity interest in Shanghai Puhai, a limited liability company incorporated in the PRC. China Shipping indirectly holds the remaining 50% interest. Because of China Shipping's indirect 50% interest in Shanghai Puhai, Shanghai Puhai is considered a connected person of the Company under the Listing Rules.

On 10th May, 2004, the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai entered into an agreement under which, conditional upon Listing being obtained, the Company has agreed to inject an additional RMB500,000,000 capital and CS Logistics, China Shipping Agency and CSI have agreed to inject an aggregate additional RMB50,300,000 into Shanghai Puhai. Upon completion of this capital injection, the Company's equity interest in Shanghai Puhai will increase to approximately 90% and China Shipping's aggregate indirect equity interest through CS Logistics, China Shipping Agency and CSI in Shanghai Puhai will decrease to approximately 10%. It is the intention of the Company that it will make payment of the capital injection out of the net proceeds of the Listing.

Although the capital contribution in the amount of RMB500,000,000 to be made by the Company under the Shanghai Puhai Capital Injection Agreement exceeds 2.5% of at least one of the percentage ratios (other than the profits ratio), the making of any such payment in the future by the Company out of the net proceeds of the Listing would merely be a performance of a transaction which was entered into prior to Listing. Moreover, information regarding the transaction is fully disclosed in this prospectus. Based on the above, the Company considers that the actual payment of a capital contribution by the Company to Shanghai Puhai after Listing is not a connected transaction of the Company for the purpose of the Listing Rules. Therefore, it should not be subject to any disclosure or shareholders' approval requirements applicable to connected transactions under the Listing Rules.

2. Deed of Warranty and Indemnity

China Shipping and the Company have entered into the Deed of Warranty and Indemnity according to which China Shipping made certain representations, warranties and undertakings to the Company relating to the Acquired Shares and the Reorganisation and will fully indemnify the Company against all claims or costs incurred by the Company as a result of or arising from, among other things:

- any breach of any of such representations, warranties and undertakings;
- any tax liability of the Group resulting from or by reference to any income, profits or gains earned, accrued or received and any estate duty which may be payable by any member of the Group in Hong Kong or in any relevant jurisdiction outside Hong Kong on or before the date on which the obligations of the Underwriters under the Underwriting Agreements become unconditional;
- any assets, rights, entitlements or debts retained or withheld by China Shipping or otherwise excluded from the Company for use or enjoyment or otherwise, after the transfer of the Acquired Shares to the Company on the Effective Date;
- the transfer of the Acquired Shares to the Company by China Shipping, except for the Company's share of stamp duty payable;
- the Acquired Shares on or before the Effective Date;
- the transfer of the Disposed Shares to China Shipping by the Company;
- the Disposed Shares after the Effective Date; and
- the Reorganisation.

In respect of the warranties, representations, undertakings and indemnification provisions under the Deed of Warranty and Indemnity, any payment which in the future might be made by China Shipping to the Company in performance of its obligation under such provisions after the Listing would not constitute a new transaction. Any such payment would merely be a performance of a transaction which was entered into prior to Listing.

Based on the above, the Company considers that all the transactions under the Deed of Warranty and Indemnity are not connected transactions of the Company for the purpose of the Listing Rules. Therefore, these transactions would not be subject to any disclosure or shareholders' approval requirements applicable to connected transactions under the Listing Rules.

B. On-going transactions under subsisting agreements

1. Container Leases

Services provided by DFI

The Company has entered into 34 containers rental agreements with DFI, a member of the China Shipping Group, and 1 container rental agreement with China Shipping (the "Container Leases").

Under the Container Leases, containers of various types and sizes were leased to the Company. The Container Leases individually may cover as few as 50 containers or as many as 19,700 containers.

The applicable terms of the Container Leases vary and range from 5 to 11 years. While one Container Lease will terminate in 2005, and several will terminate in 2006, the majority of the Container Leases will terminate between 2009 and 2012.

The total amount of rental paid to DFI by the Group in relation to all containers leased to the Group by DFI for each of the three years ended 31st December, 2003 were RMB172,807,000, RMB275,934,000, and RMB465,740,000 respectively. These figures are based on the actual cash payments made and are therefore different from those found in the note on related party transactions set out in the accountants' report, since from an accounting perspective, the auditors have treated the leasing of containers as finance leases and have included the interest element of such finance leases in the accountants' report.

The Container Leases were entered into prior to the Listing upon normal commercial terms and were not specifically entered into for the purposes of the Listing.

The term of the Container Leases exceed 3 years in light of the genuine business needs of the Company. The rental for long term leases are generally cheaper than short term leases. Marine transportation companies also tend to enter into long term container leases so as to minimise the administrative costs, such as handling charges, repair charges and drop-off charges, associated with each container lease.

As container rental charges is usually a significant component of the operating costs of marine transportation companies, it is the normal business practice for container shipping companies to maintain an appropriate level of long term container leases to reduce operating costs. In addition, the Company can also be protected from potential rental price increase under the longer term leases.

Moreover, shareholders' interests are protected, as the waiver sought from the Stock Exchange for these transactions will expire on 31st December, 2006 and independent shareholders' approval would be required before renewal of such waiver would be granted by the Stock Exchange.

Based on the above reasons, the Directors and the Sponsor are of the opinion that a term exceeding 3 years is required for the Container Leases and confirm that it is normal business practice for contracts of this type to be of such duration.

Services provided to Inchon Ferry

The Company has entered into a container rental agreement with Inchon Ferry (the "Inchon Container Lease"), an associate of China Shipping. Under the Inchon Container Lease, containers of various types and sizes were leased to Inchon Ferry.

The term of the Inchon Container Lease began on 1st January, 2003 and shall continue for an indefinite term. It can, however, be terminated by the Company upon 30 days' prior notice to Inchon Ferry.

The total amount of rental paid to the Group by the China Shipping Group in relation to all containers leased to the China Shipping Group by the Group for each of the three years ended 31st December, 2003 were RMB11,054,000, RMB2,210,000, and RMB2,790,000 respectively.

2. *Property Leases*

As at the Latest Practicable Date, the Group has entered into 7 leases (the "Property Leases"). 2 leases were entered into with Shanghai Haihong and the remaining 5 leases were entered into with each of China Shipping Northern Logistics Co. Ltd (中海北方物流有限公司), China Shipping Agency (Lianyuangang) Co. Ltd (連雲港中海船務代理有限公司), China Shipping Logistics (Yingkou) Co. Ltd (營口中海物流有限公司), China Shipping Group Investment Co. Ltd (中海集團投資有限公司) and Guangzhou Maritime Group International Cargo Agency Co. Ltd. (廣州海運集團國際貨運代理有限公司). All of the above companies are wholly-owned subsidiaries of China Shipping. The terms of the Property Leases vary and range from 1 year to 15 years.

The total amount of rental paid to the China Shipping Group by the Group in relation to all properties leased to the Group by the China Shipping Group for each of the three years ended 31st December, 2003 were RMB7,160,000, RMB7,204,000, and RMB12,337,000 respectively.

3. *Trademark Licence Agreements*

China Shipping has, pursuant to 4 trademark licence agreements dated 26th April, 2004, as amended by a supplemental agreement dated 10th May, 2004, and a trademark licence agreement dated 10th May, 2004 (the "Trademark Licence Agreements"), granted to the Company a non-exclusive licence to use "", "", "" and "" marks registered in its name in the PRC under class 39 and "" and "" marks registered in its name in Hong Kong under classes 35, 36, 37, 38, 39, 41 and 42, being trademarks currently used by the Group, at a consideration of RMB1.00. The term of the Trademark

Licence Agreements commenced on their respective signing dates and shall continue thereafter for so long as China Shipping remains as the owner of such trademarks and the controlling shareholder (as defined under the Listing Rules) of the Company. The Company is permitted to sub-license the use of such trademarks to other members of the Group from time to time. China Shipping has agreed to maintain the registration of the trademarks in the PRC and Hong Kong for the term of the licence. It has also agreed to apply for, at the Company's request, the registration of the trademarks in such other jurisdictions and to license to the Group any trademarks already registered under the name of China Shipping in other jurisdictions.

The Group was not required to pay any consideration to China Shipping for the use of the above trademarks prior to the entering into of the above Trademark Licence Agreements.

4. *Guarantees*

4.1 Loans

In relation to 16 loans provided to the Company by Bank of China, Shanghai Branch, Bank of Communications, Guangdong Development Bank, Industrial and Commercial Bank of China, Shanghai Branch and Shanghai Bank, China Shipping provided guarantees in favour of such banks. In respect of the guarantees given, China Shipping did not hold any security against the Company. The Company has obtained consent from such banks to release the guarantees provided by China Shipping upon Listing without the provision by the Group of any replacement guarantee or other security.

4.2 Inward Time Charters Guaranteed by China Shipping

The Company has entered into 8 time charters with 8 independent third parties (the "Independent 3rd Parties").

China Shipping has given guarantees in favour of the Independent 3rd Parties in respect of the 8 time charters entered into with the Independent 3rd Parties. The Company has not provided any security in favour of China Shipping in respect of such guarantees.

The Company is in active discussions with the Independent 3rd Parties for the purpose of obtaining their consent to the release of such guarantees provided by China Shipping. Depending on the negotiations between the Company and the Independent 3rd Parties, the Group might be required to provide certain replacement guarantees or other security in favour of the Independent 3rd Parties in order to obtain their consent. The Company has been seeking the Independent 3rd Parties' consent to the release of such guarantees upon Listing. However, the Independent 3rd Parties have not yet agreed to such release as the Company has been informed that they need to in turn seek consent from a number of bankers and investors.

The 8 vessels in question do not represent a significant portion of the Group's operating costs in the Track Record Period; charter charges of the 8 vessels only amounted to 1.4%, 3.6% and 3.4% respectively of the Group's operating costs in this period. The 8 vessels with an aggregate capacity of 27,540 TEU, out of the 113 vessels of 215,691 TEU in aggregate operated by the Group as at 30th April, 2004, do not constitute a material part of the operating capacity of the Group and would become even less relied on by the Group in the future, in light of the Group's planned expansion in capacity.

The Company has undertaken to the Stock Exchange to use all reasonable endeavours to release such guarantees as soon as possible and, in any event, within six months after the date of Listing. An announcement shall be made by the Company if such guarantees cannot be released upon expiry of such six months period.

Notwithstanding the existence of the above guarantees provided by China Shipping to the Independent 3rd Parties, the Directors are of the view that the Group is financially independent of China Shipping after Listing. As explained above, the vessels subject to the above guarantees are not a material part of the Group in terms of its operations. They only accounted for 8 vessels out of a total of 113 vessels employed by the Group as at 30th April, 2004. In other words, there were 105 vessels which were free of guarantees of this kind. In addition, such guarantees are only performance guarantees, which have never been invoked upon by any of the Independent 3rd Parties in the past, since the Company has been duly performing its obligations under the relevant time charters. It is expected that the Company will continue to duly perform its obligations under the relevant time charters and will not require China Shipping to make any payment to the Independent 3rd Parties under such guarantees.

The guarantees referred to in 4.1 and 4.2 above were provided by China Shipping at no charge to the Group.

5. *Arisa Time Charter*

Arisa, a wholly-owned subsidiary of the Company, has entered into an arrangement (the "Arisa Financing Arrangement") with a consortium of bank lenders (the "Banks") for financing its acquisition of a new vessel to be delivered shortly. Pursuant to the Arisa Financing Arrangement, Arisa has also entered into a time charter (the "Arisa Time Charter") with China Shipping in respect of such vessel in their respective capacities as vessel owner and charterer. The Arisa Time Charter, in its current form, shall constitute a connected transaction of the Company. All rights and interests of Arisa as the vessel owner to and in such charterhire was assigned by Arisa to the Banks as security for the Arisa Financing Arrangement. The manner of payment and amount of charterhire payable by China Shipping under the Arisa Time Charter were determined with reference to the outstanding amount under the Arisa Financing Arrangement. In addition, a majority of the Banks may accelerate the payment of the charterhire by serving a written notice on China Shipping in case of default of the repayment obligation by Arisa.

As at the Latest Practicable Date, the vessel has not been delivered and no payment under the Arisa Time Charter has been made. China Shipping is negotiating with the Banks with a view to seeking the necessary consent to replace the Arisa Time Charter with a new charter to be entered into between Arisa as vessel owner and the Company as charterer. If no such replacement charter is entered into and the Arisa Time Charter is not otherwise terminated prior to Listing, the Company shall apply part of the net proceeds to be generated from the Share Offer to repay in full the sums owing to the Banks under the Arisa Financing Arrangement. Upon full repayment of the said sums, Arisa and China Shipping shall terminate the Arisa Time Charter and a replacement time charter shall be entered into between Arisa and a member of the Group. This replacement time charter, if entered into, will not constitute a connected transaction of the Company within the meaning of the Listing Rules.

6. *Yangshan A and Yangshan B Time Charters*

Yangshan A and Yangshan B, two wholly-owned subsidiaries of the Company, have entered into an agreement (the "Yangshan Financing Arrangement") with another consortium of bank lenders (the "Second Banks") for financing their acquisitions of 2 new vessels to be delivered in August and December 2006. Pursuant to the Yangshan Financing Arrangement, both Yangshan A and Yangshan B have also entered into separate time charters (the "Yangshan Time Charters") with China Shipping in respect of their vessels in their respective capacities as vessel owners and charterer. The Yangshan Time Charters, in their current form, shall constitute connected transactions of the Company. All rights and interests of Yangshan A and Yangshan B as the vessel owners to and in such charterhires under the Yangshan Time Charters were assigned by Yangshan A and Yangshan B to the Second Banks as security for the Yangshan Financing Arrangement. The manner of payment and amount of charterhire payable by China Shipping under each of the Yangshan Time Charters were determined with reference to the outstanding amount under the Yangshan Financing Arrangement. In addition, a majority of the Second Banks may accelerate the payment of the charterhire by serving a written notice on China Shipping in case of default of the repayment obligation by Yangshan A or Yangshan B. As at the Latest Practicable Date, the vessels in question have not been delivered and no payment under the Yangshan Time Charters has been made. China Shipping is negotiating with the Second Banks with a view to seeking the necessary consent to replace the Yangshan Time Charters with new charters to be entered into between Yangshan A and Yangshan B as vessel owners and the Company as charterer. If no such replacement time charters are entered into and the Yangshan Time Charters are not otherwise terminated prior to Listing, the Company shall apply part of the net proceeds to be generated from the Share Offer to repay in full the sums owing to the Second Banks under the Yangshan Financing Arrangement. Upon full repayment of the said sums, Yangshan A, Yangshan B and China Shipping shall terminate the Yangshan Time Charters and replacement time charters shall be respectively entered into between Yangshan A and Yangshan B and a member of the Group. These replacement time charters, if entered into, will not constitute connected transactions of the Company within the meaning of the Listing Rules.

7. *CSDC Bareboat Charters*

The Group had entered into 13 bareboat charters with CSDC and its subsidiaries (the "CSDC Bareboat Charters") under which the Group has chartered in 13 vessels from CSDC and its subsidiaries on a bareboat basis.

The term of the CSDC Bareboat Charters varies and ranges from 1 year to 12 years. Among all the CSDC Bareboat Charters, 10 will expire in 2004 and 3 will expire in 2010.

The total amount of charterhire paid by the Group to CSDC and its subsidiaries in relation to the CSDC Bareboat Charters for each of the three years ended 31st December, 2003 were RMB60,968,000, RMB57,188,000 and RMB48,115,000 respectively.

Out of the 13 CSDC Bareboat Charters, only 3 are for terms exceeding 3 years. These bareboat charters were entered into prior to the application for the Listing upon normal commercial terms and were not specifically entered into for the purposes of the Listing.

Marine transportation companies tend to enter into long term bareboat charter agreements to minimise administrative costs, such as inspection charges and repair charges, associated with each bareboat charter. The vessels operated under long term bareboat charters are also better utilised, since the time wasted in delivering and returning such vessels would be reduced.

As vessel rental price is usually a significant component of the operating costs of marine transportation companies, it is normal business practice to maintain an appropriate level of long term bareboat charters in order to reduce operating costs. In addition, the Company can also be protected from potential rental price increase under the longer term bareboat charters.

Based on the above reasons, the Directors and the Sponsor are of the opinion that a term exceeding 3 years is required for the 3 CSDC Bareboat Charters discussed above and confirm that it is normal business practice for contracts of this type to be of such duration.

8. *Pledged Arrangement*

In relation to a loan provided to the Group by a bank for the purchase of 2 new vessels, the China Shipping Group has pledged a deposit it has maintained with that bank in favour of that bank (the "Pledged Arrangement"). The Pledged Arrangement, in its current form, shall constitute a connected transaction of the Company. The Group has not provided any security in favour of the China Shipping Group in respect of such pledged deposit and such pledged deposit was provided by the China Shipping Group at no charge to the Group.

The Company shall apply part of the net proceeds to be generated from the Share Offer to repay in full the sums owing to the above bank. Upon full repayment of the said sums, the Pledged Arrangement will be cancelled and the pledged deposit given by the China Shipping Group will be released.

C. On-going transactions under the Master Agreements

The Group and the relevant Connected Persons have entered into the following 22 Master Agreements:

Summary of all the Master Agreements

	Title	Contracting Parties *(Note 1)*	Products and Services providers	Type of Products and Services
1)	Master Agency Management Agreement	The Company and China Shipping	By China Shipping and its subsidiaries and associates to the Group	• provision of management service to manage overseas agents; and • other related and ancillary services.
2)	Master Provision of Chassis Agreement *(Note 2)*	The Company and China Shipping	By China Shipping and its subsidiaries and associates to the Group	• provision of chassis; and • other related and ancillary services.
3)	Master Ground Container Transport Agreement	The Company and China Shipping	By China Shipping and its subsidiaries and associates to the Group	• provision of ground transportation services; and • other related and ancillary services.
4)	First Master Liner and Cargo Agency Agreement	The Company, China Shipping, CS Agency (Indonesia) and CS Agency (Bangkok) and Shanghai Puhai	By China Shipping, CS Agency (Indonesia), CS Agency (Bangkok), Shanghai Puhai and their respective subsidiaries and associates to the Group	• sales and marketing services; • port agency services (arrange for berthing of vessels, customs, towage, pilotage, loading and discharging of the cargo and/or containers); • container services (stuffing and unstuffing of cargo, prepare documents for custom clearance, undertake leasing of containers, arrange for container repairs and maintenance); • accounting and financial services; and • other related and ancillary services.
5)	Second Master Liner and Cargo Agency Agreement	The Company and the Regional Subsidiaries	By the Regional Subsidiaries and their respective subsidiaries and associates to the Group (excluding the Regional Subsidiaries and their respective subsidiaries)	• sales and marketing services; • port agency services (arrange for berthing of vessels, customs, towage, pilotage, loading and discharging of the cargo and/or containers); • container services (stuffing and unstuffing of cargo, prepare documents for customs clearance, undertake leasing of containers, arrange for container repairs and maintenance); • accounting and financial services; and • other related and ancillary services.

	Title	Contracting Parties *(Note 1)*	Products and Services providers	Type of Products and Services
6)	First Master Container Management Agreement	The Company, China Shipping, CS (Yangpu) Refrigeration and Shanghai Puhai	Mutual provision between A) the Group; and B) China Shipping, CS (Yangpu) Refrigeration and Shanghai Puhai and their respective subsidiaries and associates	• provision of container management services; • provision of container maintenance services (including repairing and cleaning of containers); • provision of work area for conducting container maintenance work; and • other related and ancillary services.
7)	Second Master Container Management Agreement	The Company and the Regional Subsidiaries	Mutual provision between A) the Group (excluding the Regional Subsidiaries and their respective subsidiaries); and B) the Regional Subsidiaries and their respective subsidiaries and associates	• provision of container management services; • provision of container maintenance services (including repairing and cleaning of containers); • provision of work area for conducting container maintenance work; and • other related and ancillary services.
8)	Master Time Charter Agreement *(Note 3)*	The Company, China Shipping and Shanghai Puhai	Mutual provision between A) the Group; and B) China Shipping, Shanghai Puhai and their respective subsidiaries and associates	• provision of vessels on a time charter basis; and • other related and ancillary services.
9)	Master Bareboat Charter Agreement *(Note 3)*	The Company, China Shipping and Shanghai Puhai	Mutual provision between A) the Group; and B) China Shipping, Shanghai Puhai and their respective subsidiaries and associates	• provision of vessels on a bareboat charter basis; and • other related and ancillary services.
10)	First Master Sub-route Agreement	The Company, China Shipping and Shanghai Puhai	By China Shipping, Shanghai Puhai and their respective subsidiaries and associates to the Group	• provision of inland transportation services by way of ground, water, railway and any other means; • cooperation in operating inland container transportation services; and • other related and ancillary services.

	Title	Contracting Parties *(Note 1)*	Products and Services providers	Type of Products and Services
11)	Second Master Sub-route Agreement	The Company and the Regional Subsidiaries	By the Regional Subsidiaries and their respective subsidiaries and associates to the Group (excluding the Regional Subsidiaries and their respective subsidiaries)	• provision of inland transportation services by way of ground, water, railway and any other means; • cooperation in operating inland container transportation services; and • other related and ancillary services.
12)	Master Ship Repair Services Agreement	The Company and China Shipping	By China Shipping and its subsidiaries and associates to the Group	• provision of vessel repairing services; • provision of vessel maintenance services; • provision of vessel modification services; • provision of vessel improvement services; and • other related and ancillary services.
13)	Master Supply Agreement	The Company, China Shipping and CSS	By China Shipping, CSS and their respective subsidiaries and associates to the Group	• provision of fresh water, vessel fuel, lubricants, spare parts and other materials; • provision of generators for the containers; and • other related and ancillary services.
14)	Master Provision of Crew Members Agreement	The Company and China Shipping	By China Shipping and its subsidiaries and associates to the Group	• provision of crew members; and • other related and ancillary services.
15)	First Master Loading and Unloading Agreement	The Company, China Shipping, Shanghai Terminal, Zhanjiang Terminal and Dalian Terminal	By China Shipping, Shanghai Terminal, Zhanjiang Terminal, Dalian Terminal and their respective subsidiaries and associates to the Group	• provision of container loading and unloading services; and • other related and ancillary services.
16)	Second Master Loading and Unloading Agreement	The Company and West Basin	By West Basin and its subsidiaries and associates to the Group	• provision of container loading and unloading services; and • other related and ancillary services.
17)	Master Depot Services Agreement	The Company, China Shipping, Shanghai Terminal and Zhanjiang Terminal	By China Shipping, Shanghai Terminal, Zhanjiang Terminal and their respective subsidiaries and associates to the Group	• provision of container services (including repairing and cleaning containers) at the Company's depots in China; and • other related and ancillary services.
18)	First Master IT Services Agreement	The Company and China Shipping	Mutual provision between A) the Group; and B) China Shipping and its subsidiaries and associates	• provision of IT services; • provision of Tradeship System related design, development, installation and implementation services; • provision of container management systems design, development, installation and implementation services; • provision of voice and data communication equipments; and • other related and ancillary services.

	Title	Contracting Parties *(Note 1)*	Products and Services providers	Type of Products and Services
19)	Second Master IT Services Agreement	The Company and the Regional Subsidiaries	Mutual provision between A) the Group (excluding the Regional Subsidiaries and their respective subsidiaries); and B) the Regional Subsidiaries and their respective subsidiaries and associates	• provision of IT services; • provision of Tradeship System related design, development, installation and implementation services; • provision of container management systems design, development, installation and implementation services; • provision of voice and data communication equipments; and • *other related and ancillary services.*
20)	Master Provision of Commercial Vehicles Agreement	The Company and China Shipping	By China Shipping and its subsidiaries and associates to the Group	• provision of commercial vehicles; and • other related and ancillary services.
21)	Master Liner Services Agreement	The Company and China Shipping	By the Group to China Shipping and its subsidiaries and associates	• provision of liner services; • provision of container space; and • other related and ancillary services.
22)	Products and Services Master Agreement	The Company and the Connected Persons (excluding West Basin)	Mutual provision between A) the Group; and B) the Connected Persons (excluding West Basin) and their respective subsidiaries and associates	• provision of any products, materials, resources, goods or services in respect of or in relation to the operation or management of the international or domestic container marine transportation business carried on by the Group (which covers the rental of equipment, the provision of logistical services, the provision of management and administrative services and the provision of operational back-up, which are not covered by any of the other Master Agreements).

Note 1: China Shipping is the majority shareholder of the Company and is therefore a connected person of the Company under the Listing Rules. CS Agency (Bangkok), CS Agency (Indonesia), CSS, Dalian Terminal, Shanghai Terminal, West Basin and Zhanjiang Terminal are associates of China Shipping and are therefore connected persons of the Company. CS (Yangpu) Refrigeration, Shanghai Puhai and the Regional Subsidiaries are non-wholly owned subsidiaries of the Company, in each of which China Shipping is a substantial shareholder, and are therefore also connected persons of the Company.

Note 2: The implementation agreements under this Master Agreement are expected to be for terms exceeding 3 years. The rental for long term chassis leases are generally cheaper than short term chassis leases. Marine transportation companies also tend to enter into long term chassis leases so as to minimise the administrative costs, such as handling charges, associated with each chassis lease. In addition, the Company can also be protected from potential rental price increase under the longer term leases. Based on the above reasons, the Directors and the Sponsor are of the opinion that a term exceeding 3 years is required for these implementation agreements and confirm that it is normal business practice for contracts of this type to be of such duration.

Note 3: The implementation agreements under these Master Agreements are expected to be for terms exceeding 3 years. As vessel rental price is usually a significant component of the operating costs of marine transportation companies, it is normal business practice to maintain an appropriate level of long term bareboat charters or time charters in order to reduce operating costs. In addition, the Company can also be protected from potential rental price increase under the longer term charters. Based on the above reasons, the Directors and the Sponsor are of the opinion that a term exceeding 3 years is required for these implementation agreements and confirm that it is normal business practice for contracts of this type to be of such duration.

Each of the Master Agreements contains the binding principles, guidelines and terms and conditions in accordance with which any and all products and services contemplated therein are to be provided by the relevant provider to the relevant recipient. The general terms of the Master Agreements are set out below:

1. *General Principles, Price and Terms*

The relevant Master Agreement requires, in general terms that:

- the quality of products and services to be provided should be satisfactory to the recipient;
- the price at which such products and services are to be provided must be fair and reasonable; and
- the terms and conditions on which such products and services are to be provided should be no less favourable to the Group than those:

  (i) offered from or to (as appropriate) the relevant Connected Persons, their subsidiaries and/or associates to or from (as appropriate) independent third parties; and

  (ii) offered from or to (as appropriate) independent third parties to or from (as appropriate) the Group.

2. *Price Determination*

Each of the Master Agreements provides that each relevant product or service must be provided in accordance with the following general pricing principles:

- state-prescribed prices;
- where there is no state-prescribed price, then according to relevant market prices; or
- where there is no relevant market price, then according to the contracted price.

For the purpose of each of the Master Agreements:

"state-prescribed price" means the price set by the relevant laws, regulations and other governmental regulatory documents issued by the relevant departments of the PRC Government;

"market price" means the price at which the same or comparable type of products or services are provided from or to (as appropriate) independent third parties in the same area in the ordinary course of business; and

"contracted price" means the actual cost incurred in providing such products or services plus a margin ranging from 0% to 19.66% thereof.

3. *Term and Termination*

The initial term of each of the Master Agreements is 3 years, with effect from 10th May, 2004. Upon the expiry of such initial term, each of the Master Agreements shall automatically continue thereafter for an indefinite term, unless at any time any relevant party gives at least 3 months' prior written notice of termination to the other party or parties.

During the term of each of the Master Agreements, termination of any implementation agreement described below may be effected from time to time by any one of the parties to the relevant implementation agreement providing at least 3 months' written notice of termination to the other party or parties.

4. *Implementation agreements*

It is envisaged that from time to time and as required, individual implementation agreements may be entered into between the Group, the relevant Connected Persons, their subsidiaries and/or associates, as appropriate.

Each implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The implementation agreements may only contain provisions which are in all material respects consistent with the binding principles, guidelines, terms and conditions in accordance with which such products and services are required to be provided as contained in the relevant Master Agreement.

As the implementation agreements are simply further elaborations on the provision of products and services as contemplated by each of the Master Agreements, as such, they do not constitute new categories of connected transactions.

The following tables set out the exempted continuing connected transactions and non-exempted continuing connected transactions discussed above and, if applicable, the relevant waiver sought and relevant proposed annual cap.

Exempted continuing connected transactions under Rule 14A.33(3) for which no waiver from the Stock Exchange is required

	Transaction		Historical Figures (RMB'000)	Proposed Annual Cap (RMB'000)
1.	Transactions under the Inchon Container Lease	2001 2002 2003	11,054 2,210 2,790	Not applicable
2.	Transactions under the Properties Leases	2001 2002 2003	7,160 7,204 12,337	Not applicable
3.	Transactions under the Trademark Licence Agreements	2001 2002 2003	*(Note 1)* *(Note 1)* *(Note 1)*	Not applicable
4.	Transactions under the Master Agency Management Agreement	2001 2002 2003	5,701 7,847 7,900 *(Note 2)*	Not applicable
5.	Products and services to be provided by the Group under the Master Time Charter Agreement	2001 2002 2003	0 *(Note 3)* 0 *(Note 3)* 11,680 *(Note 3)*	Not applicable
6.	Products and services to be provided by the Group under the Master Bareboat Charter Agreement	2001 2002 2003	10,373 *(Note 3)* 4,519 *(Note 3)* 7,244 *(Note 3)*	Not applicable
7.	Transactions under the Master Provision of Commercial Vehicles Agreement	2001 2002 2003	475 281 433	Not applicable

Note 1: No historical figures are available for the Trademark Licence Agreements since the Group was not required to pay any consideration to China Shipping for the use of the relevant trademarks prior to the entering into of the Trademark Licence Agreements.

Note 2: This figure was the amount payable under the contract. However, in light of the expansion of business of the underlying agents, the Group was only charged the amount of RMB 464,000 (i.e. a discount of RMB 7,436,000).

Note 3: Please note that the figures for these connected transactions are different from those found in the note on related party transactions set out in the accountants' report since subsidiaries of the Company which are connected persons under the Listing Rules, are not considered as related parties for accounting purposes.

Non-exempted continuing connected transactions for which a waiver from the disclosure requirement is sought from the Stock Exchange

	Transaction		Historical Figures (RMB'000)	Proposed Annual Cap (RMB'000)
1.	Transactions under the Master Provision of Chassis Agreement	2001 2002 2003	8,636 11,494 15,922	25,000 *(Note 7)*
2.	Transactions under the Master Ground Container Transport Agreement	2001 2002 2003	296 376 36,180	54,000 *(Notes 1 and 7)*
3.	Transactions under (i) the First Master Liner and Cargo Agency Agreement and (ii) the Second Master Liner and Cargo Agency Agreement	2001 2002 2003	389,021 516,248 404,659 *(Note 2)*	455,000 *(Note 7)*
4.	Products and services to be provided by the Group under (i) the First Master Container Management Agreement and (ii) the Second Master Container Management Agreement	2001 2002 2003	0 *(Note 2)* 0 *(Note 2)* 15,841 *(Note 2)*	18,000 *(Note 7)*
5.	Products and services to be provided to the Group under the Master Bareboat Charter Agreement and the CSDC Bareboat Charters	2001 2002 2003	98,057 *(Note 2)* 83,163 *(Note 2)* 74,894	85,000 *(Note 7)*
6.	Transactions under the Master Ship Repair Services Agreement	2001 2002 2003	56,948 30,702 29,061	65,000 *(Notes 3 and 7)*
7.	Transactions under the Master Supply Agreement	2001 2002 2003	143,409 244,141 252,167 *(Note 2)*	350,000 *(Note 7)*
8.	Transactions under the Master Provision of Crew Members Agreement	2001 2002 2003	72,689 60,941 59,860	143,000 *(Notes 4 and 7)*
9.	Transactions under the Master Depot Services Agreement	2001 2002 2003	27,638 22,397 21,092	29,000 *(Note 7)*
10.	Products and services to be provided by the Group under (i) the First Master IT Services Agreement and (ii) the Second Master IT Services Agreement	2001 2002 2003	9,957 15,291 10,380	26,000 *(Notes 5 and 7)*
11.	Products and services to be provided to the Group under (i) the First Master IT Services Agreement and (ii) the Second Master IT Services Agreement	2001 2002 2003	14,242 15,553 22,670	33,000 *(Note 7)*
12.	Products and services to be provided by the Group under the Products and Services Master Agreement	2001 2002 2003	0 0 0	2.5% of the revenue ratio *(Note 6)*
13.	Products and services to be provided to the Group under the Products and Services Master Agreement	2001 2002 2003	0 0 0	2.5% of the consideration ratio *(Note 6)*

Note 1: The proposed annual cap is determined based on the year 2003 figure set out in this table and the expected growth in the tow truck business operated by the logistics companies.

Note 2: Please note that these figures are different from those found in the note on related party transactions set out in the accountants' report, since subsidiaries of the Company which are connected persons under the Listing Rules, are not considered as related parties for accounting purposes.

Note 3: The proposed annual cap is determined based on the year 2003 figure set out in this table and the fact that after the ship repair base located at Changxingdao, the PRC, to be operated by a member of the China Shipping Group, commences its operation in 2006, the scope and capability of ship repair services will be expanded. The Group will likely utilise services provided by the new ship repair base and therefore, ship repair services fees is expected to increase.

Note 4: The proposed annual cap is determined based on the year 2003 figure set out in this table and the fact that the vessels newly ordered to be built with larger tonnage are expected to come into service in the coming years. As a result, expenses on provision of crew members will increase accordingly.

Note 5: The proposed annual cap is determined based on the year 2003 figure set out in this table and the expected volume of cargos to be solicited by the agents and increased expenses to upgrade and maintain the Tradeship System.

Note 6: It is expected that the Group will continue to grow and expand in the future. In light of the broad range of marine transportation related businesses carried on by the China Shipping Group, it is expected that the Group may in the future enter into connected transactions with the Connected Persons (excluding West Basin) in the ordinary and usual course of its international or domestic container marine transportation business, which are currently not covered by the other Master Agreements. To avoid the administrative and financial burden on the Company to disclose by way of an announcement each such connected transaction whenever one is entered into, which is in the best interests of the Company and its shareholders, this proposed annual cap under the Products and Services Master Agreement is sought.

Note 7: Each of the proposed annual caps for transactions 1 to 11 above will not exceed, in any event, 2.5% of the revenue ratio or the consideration ratio, as the case may be.

Non-exempted continuing connected transactions for which a waiver from the shareholders' approval and disclosure requirements is sought on the basis that each transaction is subject to the relevant proposed annual cap referred to in this table.

Transaction		Historical Figures (RMB'000)	Proposed Annual Cap (RMB'000)	Basis for Determining the Proposed Annual Cap
1. Transactions under the Container Leases	2001	172,807 *(Note 1)*	680,000	Based on the year 2003 figure set out in this table and the contracts which have already been entered into by the Group.
	2002	275,934 *(Note 1)*		
	2003	465,740 *(Note 1)*		

Transaction		Historical Figures (RMB'000)	Proposed Annual Cap (RMB'000)	Basis for Determining the Proposed Annual Cap
2. Products and services to be provided to the Group under (i) the First Master Container Management Agreement and (ii) the Second Master Container Management Agreement	2001 2002 2003	232,671 256,213 519,797 *(Note 2)*	894,000	Based on the year 2003 figure set out in this table and the expected rate of increase of the Group's capacity up to 2006, the resulting increase in volume transported of both loaded and empty containers, and the increase in the number of containers used by the Group.
3. Products and services to be provided to the Group under the Master Time Charter Agreement *(Note 3)*	2001 2002 2003	42,476 173,517 331,704	926,000	Based on the year 2003 figure set out in this table, the 18 additional vessels which have already been sub-chartered to the Company (see Note 3) by China Shipping and the expected delivery dates of the vessels which are being constructed.
4. Transactions under (i) the First Master Sub-route Agreement and (ii) the Second Master Sub-route Agreement	2001 2002 2003	160,227 *(Note 2)* 253,203 *(Note 2)* 263,411 *(Note 2)*	1,433,000	Based on the year 2003 figure set out in this table and the expected increase in the Group's volume transported, the introduction of China-Vietnam route by Universal Shipping (Asia) Company Limited, and the increase in capacity and volume transported of Shanghai Puhai subsequent to the capital injection by the Group.

Transaction		Historical Figures (RMB'000)	Proposed Annual Cap (RMB'000)	Basis for Determining the Proposed Annual Cap
5. Transactions under (i) the First Master Loading and Unloading Agreement and (ii) the Second Master Loading and Unloading Agreement	2001 2002 2003	29,266 30,818 579,492	1,045,000	Based on the year 2003 figure set out in this table and the expected growth in capacity and volume of the empty and loaded containers shipped by the Group and the usage of the port terminal operated by West Basin as the Group's dedicated port terminal in the U.S. West Coast.
6. Transactions under the Master Liner Services Agreement	2001 2002 2003	568,000 1,036,077 1,306,542	1,281,000	Based on the year 2003 figure set out in this table and the expectation that transactions with the China Shipping Group would be reducing as a result of the Group ceasing to be considered as a "controlled carrier" in the U.S.A. starting from April 2004 and thereby being able to enter into transactions directly with customers in the U.S.A. rather than through the China Shipping Group.

Note 1: These figures are based on the actual cash payments made and are therefore different from those found in the note on related party transactions set out in the accountants' report, since from an accounting perspective, the auditors have treated the leasing of containers as finance leases and have included the interest element of such finance leases in the accountants' report.

Note 2: These figures are different from those found in the note on related party transactions set out in the accountants' report, since subsidiaries of the Company which are connected persons under the Listing Rules, are not considered as related parties for accounting purposes.

Note 3: 5 existing vessels and 13 new vessels which were or are expected to be delivered to the Group for use were chartered by China Shipping under its name as charterer from an independent third party vessel owner. It is the intention of both China Shipping and the Company to replace such time charters with new time charters to be entered into directly between the Company and such vessel owner. However, as the Company was not able to secure any written agreement with such vessel owner by the Latest Practicable Date, the Group has sub-chartered in such vessels from China Shipping at the same charter-hire payable by China Shipping to such vessel owner.

APPLICATION FOR A WAIVER

The Directors (including the independent non-executive Directors) consider that the continuing connected transactions exempted under Rule 14A.33(3) and the non-exempted continuing connected transactions described above have been and will be entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and are fair and reasonable and in the interests of the shareholders of the Company as a whole. Under the Listing Rules, such transactions are considered to be "connected transactions" and would normally require full disclosure and prior independent shareholders' approval on each occasion on which they arise, depending on the nature and value of the transactions.

In relation to the 13 non-exempted continuing connected transactions described in the table above headed "Non-exempted continuing connected transactions for which a waiver from the disclosure requirement is sought from the Stock Exchange", each of the relevant total annual revenue and the relevant total annual expenditure in respect thereof is expected to be less than 2.5% of the revenue ratio or the consideration ratio, as the case may be. The transactions under each such agreement are therefore exempted from the shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the disclosure requirements of the Listing Rules.

On the other hand, the revenue ratio or the consideration ratio, as the case may be, of the annual aggregate sum receivable or payable under each of the 6 non-exempted continuing connected transactions described in the table above headed "Non-exempted continuing connected transactions for which a waiver from the shareholders' approval and disclosure requirements is sought on the basis that each transaction is subject to the relevant proposed annual cap referred to in this table" is expected to be more than 2.5%, the transactions under each such agreement would be subject to the shareholders' approval and disclosure requirements applicable to connected transactions under the Listing Rules.

As the above connected transactions are expected to continue on a recurring basis, the Directors consider that such disclosure and/or shareholders' approval would be impractical and would add unnecessary administrative costs to the Company. Accordingly, the Directors have requested the Stock Exchange to grant a waiver from these requirements under Rule 14A.42(3) of the Listing Rules. The Company has requested the Stock Exchange to grant a waiver to the Company from compliance with the normal approval and/or disclosure requirements related to connected transactions under the Listing Rules. The waiver granted by the Stock Exchange for the non-exempted continuing connected transactions, for which a waiver from the disclosure and/or shareholders' approval requirements is sought, is for a period of three years expiring on 31st December, 2006. The Company will comply with the relevant requirements under Chapter 14A of the Listing Rules, including the proposed annual caps set out in the above tables.

In the view of the Directors (including the independent non-executive Directors) and the Sponsor, the proposed annual caps referred to above are fair and reasonable.

Based on the documents and information provided by the Company and relying upon the representations and confirmations by the Directors that the transactions described above are and will be: (1) on normal commercial terms or, where there is no available comparison, on terms no less favourable than terms available to or from (as appropriate) independent third parties; (2) in the ordinary and usual course of the Group's business and of the relevant parties concerned; (3) on terms that are fair and reasonable as far as the shareholders of the Company as a whole are concerned; (4) in the interest of the shareholders of the Company as a whole, the Sponsor is of the view that the transactions as described above are in the ordinary and usual course of business of the Group, on normal commercial terms (or, when there is no available comparison, on terms no less favourable than terms available to or from (as appropriate) independent third parties) and are fair and reasonable as far as shareholders of the Company as a whole are concerned and in the interests of the shareholders of the Company as a whole.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND STAFF

EXECUTIVE DIRECTORS

Mr. Li Kelin (李克麟), aged 61, is currently the chairman of the Board and an executive director of the Company and responsible for the overall management of the Group's operations and the formulation of the business strategies of the Group. Mr. Li is also currently the president and the party's vice-secretary (黨組副書記) of China Shipping. He began his career in the shipping industry in 1961. Between 1961 and 1993, he has been the captain, deputy-head of the navigation department and chief manager of Shanghai Ocean Shipping Company (上海遠洋運輸公司). From 1993 to 1997, he was the vice-chairman of China Ocean Shipping (Group) Company (中國遠洋運輸(集團)總公司) and from 1997 onwards he became the president of China Shipping. On 26th August, 1997, Mr. Li was appointed as the chairman of the board of directors of CSDC. On 12th March, 2004, he resigned as chairman and director of CSDC. Mr. Li has over 40 years of experience in the shipping industry and has been working for a long time in relation to transportation production of shipping corporation and operational management. He has extensive knowledge and practical experience in relation to operational management. Mr. Li is well-known in the shipping industry in the PRC. He has obtained the award for National Labour Model (全國勞動模範). In 1993, he was chosen to be a representative of the 10th National People's Congress of Shanghai City. He was previously the vice-manager (副理事長) of the Shanghai City Navigation Committee (上海市航海學會). Currently, he is a vice-manager (副理事長) of the National Navigation Committee (中國航海學會). Mr. Li attended a shipping management course at the Shanghai Maritime University (上海海運學院) in 1981. He joined the Company in October 1997.

Mr. Jia Hongxiang (賈鴻祥), aged 58, is currently the general manager and an executive director of the Company. Mr. Jia is responsible for overall administrative work of the Company. In 1970, he entered the Shanghai Maritime Bureau and has been the captain of the Shanghai Maritime Bureau, and general manager and secretary of the Second Cargo Shipping Branch Office (第二貨運分公司) during the period between 1970 and 1991. Between 1991 and 1993, he was the vice-chairman of the Shanghai Maritime Bureau. Between 1993 and 1995, he was the deputy chief manager of Shanghai Maritime. Between 1995 and 1997, he was the chief captain of Shanghai Maritime. He was the executive vice general manager of the Company between 1997 to 2003 before he became the general manager of the Company in 2003. Mr. Jia has over 30 years of experience in the shipping industry in relation to navigation and vessel management. He also has extensive experience in business administration management. Mr. Jia obtained the award for National Model Worker (全國勞動模範) and the 1st of May Labour Medal (五一勞動獎章). Mr. Jia graduated from Dalian Maritime University (大連海運學院) in 1969, majoring in shipping wireless communications. He joined the Company in October 1997.

At present, both executive directors of the Company ordinarily reside in the PRC. As is commonly the case with most PRC issuers, the Company's main operations are based in the PRC. Accordingly, the Company will not be able to satisfy Rules 8.12 and 19A.15 of the Listing Rules which require at least two of its executive directors to be ordinarily resident in Hong Kong. While the Company acknowledges the importance of maintaining management presence in Hong Kong as a way to maintain regular communication with the Stock Exchange, the Company considers that it would be detrimental to the business as a whole if such arrangements were to draw upon the Group's key management resources. Each of the

executive directors of the Company has a vital role to play in the business and it is necessary for them to remain close to the Group's core operations in the PRC. For these reasons, BNP Paribas Peregrine on behalf of the Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rules 8.12 and 19A.15 of the Listing Rules to have a sufficient management presence in Hong Kong and proposes to implement the following alternative arrangements to ensure adequate means of communication exist between the Stock Exchange and the Company:

1. The Company shall enter into a sponsor's agreement with the Sponsor in compliance with Rule 19A.05 of the Listing Rules. Under such sponsor's agreement, the Sponsor will provide the Company with professional advice on continue compliance with the Listing Rules, and act as the Company's principal channel of communication with the Stock Exchange in addition to the Company's authorised representatives. The Sponsor's relevant officers will be readily available to communicate between the Stock Exchange and the Company and to answer enquiries from the Stock Exchange.

2. Both executive Directors of the Company have been designated the Company's authorised representatives under Rule 3.05 of the Listing Rules and, hence, the principal channel of communication between the Stock Exchange and the Company. Both of them would be readily contactable by the Stock Exchange and may easily make themselves available in Hong Kong whenever necessary to deal promptly with enquires from the Stock Exchange.

NON EXECUTIVE DIRECTORS

Mr. Li Shaode (李紹德), aged 53, is currently the non-executive vice-chairman of the Board of the Company. Mr. Li is also currently the party secretary (黨組書記) and vice-president of China Shipping and the chairman of CSDC. He joined the Shanghai Maritime Bureau (上海海運局) in 1968. Between 1968 and 1997, he has been the party's vice-secretary (黨委副書記) of the Oil Tanker Fleet (油輪船隊) and the head of the Labour Department (勞資處) of the Shanghai Maritime Bureau. During the same period, he has been the vice-chairman of the Shanghai Maritime Bureau, deputy manager of Shanghai Haixing and general manager of Shanghai Maritime. In 1997, he became the vice-president of China Shipping. Mr. Li has had over 35 years of experience in the shipping industry and in relation to the transportation safety management. He graduated in 1983 from the Shanghai Maritime University (上海海運學院), majoring in the Sea Transportation Management (水運管理). In 1997, he obtained a Master's Degree in engineering (工學). He was elected as the vice-chairman of China Ship-owners' Society (中國船東學會) in 2001. Mr. Li joined the Company in October 1997.

Mr. Zhang Jianhua (張建華), aged 53, is currently a non-executive director of the Company. He is also currently the vice-president of China Shipping. Between 1970 and 1992, he has been a committee member of the shipping department, the vice-secretary of Tianjin Ocean Company (天津遠洋公司). Between 1992 and 1997, he was the chief manager of China Seaman Foreign Technology Services Company (中國海員對外技術服務公司) and the party

secretary between 1993 and 1997. Mr. Zhang has over 30 years of experience in shipping transportation and crew management. He is also experienced in business management. Mr. Zhang graduated in 1985 from the Dalian Maritime University (大連海運學院), specialising in Engineering (政工專業). Mr. Zhang joined the Company in October 1997.

Mr. Wang Daxiong (王大雄), aged 43, currently is a non-executive director of the Company and the vice-president of China Shipping, a director of CSDC, the chairman of the board of CSHH, the chairman of China Shipping Group Investment Company Limited (中海集團投資有限公司) and a director of China Merchant Bank. Mr. Wang has been working in the shipping industry since 1983. Between 1983 and 1995, he has been the deputy unit head, unit head and department head of the finance unit (財務處) of the Guangzhou Maritime Bureau (廣州海運局). He was the chief accountant of China Shipping from 1998 to 2001. Mr Wang has extensive experience in financial management. He became the president of the Shanghai Transportation Accounting Association (上海交通會計學會) and a committee member of the Senior Accountant Assessment Committee of the MOC (交通部高級會計師評審委員會). Mr. Wang graduated from Shanghai Maritime University (上海海運學院) in 1983, majoring in maritime management and finance (水運管理財務). Mr. Wang joined the Company in February 2004.

Mr. Wang Xiangyun (王湘雲), aged 55, is currently a non-executive director of the Company. He is the general manager and party's secretary of Shanghai Maritime and the secretary and senior engineer (政工師) of China Shipping Development Oil Tanker Company (中海發展油輪公司). He has obtained an university degree in 1989 from Fudan University specialising in Marxist theory. In 1967, he entered the Shanghai Maritime Bureau (上海海運局), and between 1992 to 2002, he has been the chief manager of Shanghai Shipping Foreign Technology Services Company (上海海運對外技術服務公司), general manager of the Shanghai Shipping (Group) Company Cargo Shipping branch office (上海海運貨運分公司), the vice-secretary of China Shipping Development Oil Tanker Company (中海發展油輪公司), and deputy chief manager of China Shipping Cargo Shipping (Guangzhou Maritime) Company (中海貨運(廣州海運)公司). Mr. Wang has over 30 years of experience in the shipping industry and long-term experience in business administration of shipping corporations. Mr. Wang joined the Company in November 2002.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hu Hanxiang (胡漢湘), aged 64, is currently an independent non-executive director of the Company. He obtained a university degree major in vessel piloting from Dalian Maritime University in 1966. In 1972 Mr. Hu began work for the Tianjin Fuel Supply Company (天津燃料供應公司) as third officer of a tanker vessel. He has over 30 years of experience in the shipping industry. In 1972, Mr. Hu was seconded to the MOC's Water Transport Authority (水運司) as an officer in the control and regulating office (調度室). Mr. Hu became the vice director and director of the MOC's Water Transport Authority (交通部水運司). Mr. Hu was appointed as an independent non-executive director of the Company in March 2004.

Mr. Gu Nianzu (顧念祖), aged 75, is currently an independent non-executive director of the Company and a former assistant head of the Standing Committee of the Shanghai People's Congress (上海市人大常委會). He studied in the law faculty of the Shanghai East Wu University Law School (上海東吳大學法學院) in 1949. From 1949 to 1955, Mr. Gu served as the booker, head of General Affairs Section (總務科) and head of the Secretariat Section (秘書科) at the Shanghai People's Court. In 1955, he went on to serve as a researcher and assistant director at the research institute at the Higher People's Court of Shanghai. From 1960 to 1967, Mr. Gu served as a judge at the Higher People's Court of Shanghai. Starting in 1967, Mr. Gu worked at the Shanghai government revolutionary committee headquarters (上海市革命委員會政法指揮部). In 1968, Mr. Gu began work with the Trial Group (審理組) of the military control committee (軍事管制委員會) of the Shanghai Procuratorial organs and People's Courts (上海市公檢法). From 1971 to 1974, he worked with the Examination and Approval Office (審批辦公室) of the Shanghai Public Security Bureau (上海市公安局). From 1974 to 1979, Mr. Gu worked at the Shanghai Petrol Chemical main factory security bureau (上海市石油化工總廠公安處). Subsequently between 1979 and 1983, Mr. Gu returned to work at the High People's Court of Shanghai, as assistant director and director of the Political Section (政治處). From 1983 to 1985, he also became chief justice of the Intermediate People's Court in Shanghai. Between 1985 and 1993, Mr. Gu served on the High People's Court as assistant chief justice and then as chief justice. From 1993 to 1996, Mr. Gu served as assistant head of the Standing Committee of the Shanghai People's Congress. In 1996 Mr. Gu retired. Mr. Gu was appointed as an independent non-executive director of the Company in March 2004.

Mr. Wang Zongxi (汪宗熙), aged 70, is currently an independent non-executive director of the Company and a former member of the Shanghai Standing Committee of the Chinese People's Political Congress (上海市政協常委). Mr. Wang graduated from the Architectural Electrical Equipment Department of Tongji University. Mr. Wang has been a registered accountant in the PRC since 1997 and is a member of the PRC's Shanghai Institute of Certified Public Accountant. Shanghai Institute of Certified Public Accountants is an official branch of the Chinese Institute of Certified Public Accountants ("CICPA") which is a recognised body in the PRC. Accountants under CICPA are recognised as certified and qualified accountants in the PRC. Between 1951 and 1964 Mr. Wang worked first at the Songshan Tax Bureau and then at the Luwan Tax Bureau. Mr. Wang served in the Second District of the Shanghai Finance Authority (上海市財政局二分局) between 1967 and 1982, eventually rising to become head of the Business Section in early 1982. Later in 1983, Mr. Wang joined the Shanghai Audit Bureau (上海市審計局) and served first as a preparatory member and then in 1984 as assistant bureau chief. Between 1986 and 1988 Mr. Wang served as assistant director of the Shanghai Finance Office (上海市財辦). In 1988, Mr. Wang returned to the Shanghai Audit Bureau as chief until 1993, when he joined the Shanghai Standing Committee of the Chinese People's Political Congress. Mr. Wang left in 1998 to Shanghai AJ Accounting, Trust and Investment Company (上海愛建信託投資有限公司) as an adviser, where he worked until 2003. In total, Mr. Wang has over 40 years of working experience in the area of finance, audit and tax in the PRC. Mr. Wang was appointed as an independent non-executive director of the Company in March 2004.

Mr. Lam Siu Wai, Steven (林兆偉), aged 74, is currently an independent non-executive director of the Company. He graduated from the Chinese National Marine Academy (now renamed the Transportation University) in Wuhan, China, majoring in navigation in 1949. Between 1950 and 1966, Mr. Lam served as master or officer on a number of vessels. For about 18 years between 1950 and 1968, Mr. Lam served as a director of an import and export company called Hong Wing Trading Co. He also served as the shipping manager of Oceanic Shipping Co. Ltd., a vessel-owning company, from 1964 to 1965. From 1964 to 1970, Mr. Lam was a director of a travel service company named Universal Travelling Co. Additionally, between 1966 and 1978, Mr. Lam also served as the AGM/operations manager and operations director for two shipping companies, Hong Kong Maritime Co. Ltd. and Asia Transportation Ltd.. From 1974 to 1978, Mr. Lam also acted as the controller for the stevedoring company and barge operator, Oriental Stevedoring Co. Ltd. Mr. Lam acted as the AGM/Director of a shipping agent, Dodwell Shipping Ltd. between 1978 and 1989. From 1989 to 1996, Mr. Lam acted as the chairman of a freight forwarder, Kenwa Shipping Co. Ltd. Additionally, between 1992 and 1996, Mr. Lam also served as the chairman of a vessel-owning company, Windermere Holding S.A. Mr. Lam is presently the chairman of Kenwa Communication Co. Ltd., Shanghai Weida Garments Packing Co. Ltd., Shenyang Magic Wheel Ltd., and Lam Shine Shipping Co. Ltd. He is also the vice-chairman of Shanghai Donghwa Container Transport Service Corp., and a director of Swico S.A., Magic Wheel Ltd., Kentrade Enterprises Ltd., Asia Intermodal & Logistics Ltd., Crownwell Investments Ltd., Kenwa Logistics Investment Company Ltd., Kenair Express Ltd. and Land Express Ltd. Mr. Lam was appointed as an independent non-executive director of the Company in March 2004.

SUPERVISORS

Mr. Yao Zuozhi (姚作芝), aged 57, is currently the chairman of the Board of Supervisors of the Company. In 1965, he entered the Guangzhou Maritime Bureau (廣州海運局). Between 1965 to 1993, he has been the unit head and chairman of the Organisational Department and the department head and vice-chairman of the Organisation Unit of the Guangzhou Maritime Bureau (廣州海運局). Between 1993 and 1997, he was the vice-general manager of Guangzhou Maritime. Mr. Yao also took on the role of the secretary of Guangzhou Maritime between 1997 and 2002 and from 1998 till now, the party secretary of China Shipping Development Cargo Shipping Company (中海發展貨輪公司). Since 2002, he was also the general manager of Guangzhou Maritime. Mr. Yao graduated from South China Teacher's University (華南師範大學) in 1985, majoring in politics. Mr. Yao joined the Company in October 2003. Mr. Yao has over 35 years of experience in the shipping industry.

Mr. Zhao Shijiang (趙士江), aged 60, is currently the party secretary and supervisor of the Company. In 1968, he entered the Shanghai Maritime Bureau, and between 1968 and 1987 he was the party's officer at the politics unit (黨委政治處主任) and secretary of Digang Shipping Building Factory (荻港船廠). From 1987 to 1997, he was the party secretary of the Underwater Engineering Research Body (海洋水下工程科學研究所). Since 1997, he has taken up the role of the vice-party secretary and the party secretary of the Company. Mr. Zhao has over 35 years of experience in business management. Mr. Zhao graduated in 1968 from Dalian Maritime University (大連海運學院), majoring in vessel piloting. Mr. Zhao joined the Company in October 1997.

Mr. Zhang Rongbiao (張榮標), aged 42, is currently the chief officer of the compliance department (監審部) of China Shipping and supervisor of the Company. Mr. Zhang has been working in the shipping industry since 1982. Between 1982 and 1987, he has been the deputy head (副部長) of the compliance department (監審部) of Guangzhou Maritime, and from 1997 onwards, the deputy head (副部長) of the compliance department (監審部) of China Shipping. Mr. Zhang was previously involved in corporate audit work, and has extensive experience in financial control and corporate audit. Mr. Zhang graduated from Wuhan River Transport College (武漢河運專科學校) (originally Wuhan Transportation Technology University), majoring in mechanics management (輪機管理). In 2001, he also graduated from the Shanghai Social Science Institute (上海社會科學院) as a research student in management of business administration major in asset economics (產業經濟學). Mr. Zhang joined the Company in February 2004. Mr. Zhang has over 20 years of experience in the shipping industry.

Mr. Wang Xiuping (王修平), aged 40, is currently the manager of the business management department (企管部) and supervisor of the Company. Mr. Wang joined the Shanghai Maritime Bureau (上海海運局) in 1982, and between 1990 and 1998, he has been the third officer (三副), the second officer (二副) and the first officer (大副). Between 2000 and 2003, he has been the deputy unit head, the unit head, assistant manager and executive assistant manager of the resources allocation centre (預配中心) of the Company. Mr. Wang graduated from Shanghai Maritime Staff University (上海海運職工大學) in 1990, majoring in vessel piloting. Mr. Wang was awarded the Golden Anchor Award (金錨獎) in 2002 by the National Committee of the China Seamen's Union (中國海員工會全國委員會). Mr. Wang joined the Company in January 1999. Mr. Wong has over 20 years of experience in shipping industry.

Mr. Hua Min (華民), aged 53, is currently a supervisor of the Company and the head of the Fudan University Global Economic Research Institute (復旦大學世界經濟研究所). Mr. Hua earned a bachelor degree in economics from Fudan University in 1982 and a Ph.D. in Global Economy from Fudan University in 1993. Prior to his education at Fudan University, Mr. Hua served in the People's Liberation Army Air Force and as a cadre at a Shanghai weaving machinery factory. Between 1982 and 1990, Mr. Hua was a lecturer at East China Normal University (華東師範大學). Mr. Hua studied for his Ph.D. at Fudan University between 1990 and 1993. Upon graduation in 1993, Mr. Hua became assistant professor at the Fudan University Global Economy Department. Later, Mr. Hua rose to become a professor and then department head. In 2000, Mr. Hua joined the Fudan University Global Economic Research Institute as its head, where he continued to serve through the Latest Practicable Date. Mr. Hua was appointed as a supervisor of the Company in March 2004.

Ms. Pan Yingli (潘英麗), aged 48, is currently a supervisor for the Company and also a professor at East China Normal University (華東師範大學) engaged in teaching and researching Finance. Ms. Pan began teaching at the Finance Department at East China Normal University in 1984. In 1991, she was made assistant professor of Economics, and in 1994 she became a full professor of Finance where she continued to work through the Latest Practicable Date. Ms. Pan was appointed as a supervisor of the Company in March 2004. Ms. Pan obtained her Ph.D. degree in Economics in 1992.

COMPANY SECRETARY

Mr. Ye Yu Mang (葉宇芒), aged 38, is currently a senior economist and the manager of the Affairs Executive Division (事務部) and company secretary of the Company. Between 1989 and 1996, he was working with the Shanghai Maritime and dealt with vessel technology and executive management matters. From May to August 1995, Mr. Ye was the assistant company secretary of CSDC. From August 1995 to April 2001, he was the joint company secretary of CSDC. From April 2001 to March 2003, he was the company secretary for CSDC. Mr. Ye graduated from Shanghai Maritime University (上海海運學院) in 1989, with a Masters degree in mechanical engineering. Mr. Ye joined the Company in November 2002.

Although Mr. Ye does not have the requisite academic or professional qualifications under Rule 8.17 of the Listing Rules, the Company believes that Mr. Ye has acquired the relevant and practical experience in his around 8 years of acting as assistant company secretary and company secretary of CSDC, whose H shares and A Shares are listed on the Stock Exchange and the Shanghai Stock Exchange, respectively.

During the time Mr. Ye acted as company secretary of CSDC, he participated actively in discussions of matters in relation to the Listing Rules, including but not limited to the negotiations of connected transactions, preparation and clearing of press announcements, ensuring compliance of disclosure and reporting requirements under the Listing Rules and liaising with various parties in connection with the filing of the application to list the A Shares of CSDC on the Shanghai Stock Exchange and placement of new H shares by CSDC. Mr. Ye will also be assisted by the Sponsor and Baker & McKenzie, the Company's Hong Kong legal adviser, on matters concerning the Company's compliance with the Listing Rules and other applicable laws and regulations after the Company's listing. For the foregoing reasons, the Directors and the Sponsor believe that Mr. Ye would be capable of discharging the functions as company secretary.

SENIOR MANAGEMENT

Mr. Huang Xiaowen (黃小文), aged 42, is currently the executive deputy general manager of the Company. He began his career in the shipping industry in 1981. Mr. Huang assists the general manager of the Company and is responsible for the Company's production and operation work. Between 1981 and 1997, he has been the section chief of Guangzhou Ocean Shipping Company container shipping department (廣州遠洋公司集運部), deputy manager, manager and head of the container shipping department of China Ocean Shipping Group (中遠(集團)中集總部箱運部). Since 1997, he became the executive deputy general manager of the Company. Mr. Huang has extensive knowledge relating to container shipping and is experienced in management. His bulk container technology ("散貨集裝箱"科技) was awarded the new Hong Kong product 2002 (香港2002年新產品), and the gold prize at the New Technology International Expo (新技術國際博覽會) and received a practical new model patent (實用新型專利) from the International Intellectual Property Rights Bureau of the PRC (國際知識產權局). Mr. Huang graduated in 1981 from Qingdao Academy of Seamen (青島遠洋船員學院), majoring in vessel piloting. Mr. Huang joined the Company in October 1997.

Mr. Zhao Hongzhou (趙宏舟), aged 36, is currently the deputy general manager of the Company. Mr. Zhao assists the general manager of the Company and is responsible for the Company's production, operation and administrative work. He began his career in the shipping industry in 1993. In 1994, he took on the role of department head (科長) of China Ocean Shipping Group Container Shipping main office (中遠集裝箱總部). Between 1997 and 2002, he has been the vice-department head and department head of the executive department (總裁事務部) of China Shipping and accumulated a lot of experience in relation to management. Mr. Zhao graduated in 1993 from Shanghai Maritime University (上海海運學院) (Masters Postgraduate), majoring in transportation management and engineering where he obtained a Masters degree in engineering. Mr. Zhao joined the Company in November 2002.

Mr. Li Xueqiang (李學強), aged 43, is currently the vice-general manager of the Company. Mr. Li assists the general manager of the Company and is responsible for the Company's safety and technology work. He joined the Shanghai Maritime Bureau in 1983. Between 1983 and 1997, he has held the posts of chief engineer (輪機長) at the Shanghai Maritime Bureau (上海海運局), assistant to the general manager of Shanghai Passenger Shipping Company (上海海運客運公司), deputy head of the Technical Department of Shanghai Maritime, and deputy manager of Shanghai Haixing Container branch office (上海海興集裝箱分公司). Mr. Li has long-term experience in navigation and the management of ship technology. He also has wide-ranging experience in business management and the management of transportation safety. In 1983, Mr. Li graduated from Dalian Maritime University (大連海運學院), majoring in ship management (輪機管理) where he obtained a Bachelor's degree in engineering (工學). He is currently a research analyst in international law at Shanghai Maritime Institute (上海海運學院). Mr. Li joined the Company in October 1997.

Mr. Ji Tao (季濤), aged 53, is currently a deputy manager of the Company. Mr. Ji assists the general manager of the Company and is responsible for safety management at the work place and personnel management work. In 1971, he joined the Shanghai Maritime Bureau. Between 1971 and 1998, he has held the posts of deputy manager, vessel officer, and vessel chief of Shanghai Shipping (Group) Oil Tanker Company Cargo Shipping Second Branch Office (上海海運(集團)公司油輪貨二分公司) and vice-manager of Shanghai Haixing Goods Transportation Branch Office (上海海興貨運分公司). From 1998 to 1999, he was the deputy manager of China Shipping Cargo Shipping Shanghai Branch Office (中海貨總上海分公司). Mr. Ji has extensive experience in personnel management and the management of transportation safety. Mr. Ji graduated in 1985 from Dalian Maritime University (大連海運學院), majoring in sociology administration (社科系政工). Mr. Ji joined the Company in March 1999.

Mr. Lau Wai Yip (劉偉業) *(FCCA, AHKSA, MBA)* aged 41, is currently the qualified accountant of the Company pursuant to Rule 3.24 of the Listing Rules. Mr. Lau oversees the Group in connection with its financial reporting procedures and internal financial controls and compliance with the requirements under the Listing Rules. Mr. Lau becomes an associate member of the Hong Kong Society of Accountants since 1989 and he is currently a fellow member of the Chartered Association of Certified Accountants. Mr. Lau obtained a masters degree in Business Administration from the Hong Kong University of Science and Technology in 1999. Mr. Lau has over 15 years of experience in accounting and auditing. He worked at PricewaterhouseCoopers in Hong Kong and the PRC between 1985 and 1999.

STAFF

The Group had 462 employees at 31st December, 2001, 517 employees at 31st December, 2002 and 2,768 employees at 31st December, 2003. As at 31st March, 2004, the Group had a total of 2,785 full-time employees. The following table shows a breakdown of employees of the Group by functions as of 31st March, 2004.

	Number
Directors, Supervisors and senior management	21
Administration and affairs executive	237
Sales and marketing	691
Commercial and vessel related services	423
Container management and transportation	291
Accounting and finance	181
Safety, technology and supervision	52
Others *(Note 1)*	889
Total	2,785

Note:

1. This includes 8 employees in IT services, 19 employees in personnel and general administration, 8 party officers and 854 employees of the subsidiaries and branch offices of the Regional Subsidiaries and CS (Hong Kong) who are often responsible for more than one type of duty and cannot therefore be categorised by functions.

The Group currently contracts with various members of the China Shipping Group to employ the services of about 3,000 crew that the Group mainly uses on its owned and bareboat chartered vessels.

THE GROUP'S RELATIONSHIP WITH STAFF

The Group recognises the importance of a good relationship with its employees. The remuneration payable to employees includes salaries and allowances. The Group continues to provide training for its staff to enhance technical and product knowledge as well as knowledge of industry quality standards.

The Group has not experienced any significant problems with its employees or disruption to its operations due to labour disputes, nor has it experienced any difficulties in the recruitment and retention of experienced staff. The Directors believe that the Group has a good working relationship with its employees.

STAFF REMUNERATION

The staff costs of the Group (excluding Directors' and Supervisors' emoluments) in each of the three financial years ended 31st December, 2001, 2002 and 2003 were about RMB176.3 million, RMB187.8 million and RMB358.8 million, respectively. This includes the hiring fees for the crew members leased by the Group from the China Shipping Group which amounted to about RMB72.7 million, RMB60.9 million and RMB59.9 million for the years ended 31st December, 2001, 2002 and 2003, respectively. Since the Group effectively pays the salaries, allowances and welfare benefits of these leased crew members, the Company treats the related hiring fees as its staff costs.

The Group's staff remuneration comprises of 2 components:

- Basic salaries and other allowances; and
- Performance bonuses

The Group has adopted a performance-linked bonus scheme for its staff. The scheme is designed to link the financial interests of the Group's staff with certain business performance indicators. Such indicators may include, but not limited to, the targeted profit of the Group.

Details of the performance linked bonus scheme differ across the members of the Group. Currently, the Company sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary of the Company has the discretion to formulate its own detailed performance related remuneration policies according to its local circumstances.

The Directors are not entitled to any bonus payments under their service contracts with the Company.

SOCIAL INSURANCE

During the Track Record Period, the Group has made contributions to following staff related plans or funds in accordance with the local regulations of the PRC: pension funds, medical insurance, unemployment insurance and other relevant insurance (the "Social Insurance Funds").

The contributions of the Group to the various Social Insurance Funds during the years ended 31st December, 2001, 2002 and 2003 amounted to about RMB33.5 million, RMB35.8 million and RMB70.2 million respectively. The contributions of the Group to the various Social Insurance Funds for the Directors during the years ended 31st December, 2001, 2002 and 2003 amounted to RMB25,913, RMB50,908 and RMB77,430, respectively, whilst the contributions by the Group to the various Social Insurance Funds for the Supervisors during the same period amounted to RMB25,913, RMB50,908 and RMB145,260, respectively.

【表紙】

【提出書類】	有価証券届出書の訂正届出書
【提出先】	関東財務局長
【提出日】	平成16年６月７日
【会社名】	チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド （中海集裝箱運輸股份有限公司）
【代表者の役職氏名】	業務執行取締役　デア・ホンシェン
【本店の所在の場所】	中華人民共和国上海市浦東新区福山路450号27階Ａ乃至Ｄ室 (Rooms A to D, 27th Floor, 450 Fu Shan Lu, Pudong New District, Pudong, Shanghai, People's Republic of China)
【代理人の氏名又は名称】	弁護士　島崎文彰
【代理人の住所又は所在地】	東京都文京区後楽二丁目３番27号　テラル後楽ビル２階 島崎法律事務所
【電話番号】	(03) 5802-5860
【事務連絡者氏名】	弁護士　島崎文彰
【連絡場所】	東京都文京区後楽二丁目３番27号　テラル後楽ビル２階 島崎法律事務所
【電話番号】	(03) 5802-5860
【届出の対象とした募集（売出）有価証券の種類】	証券取引法第２条第１項第６号および第９号に規定する有価証券
【届出の対象とした募集（売出）金額】	8,085,000,000香港ドル（見込額）（約109,552百万円相当額）（注）
【安定操作に関する事項】	該当事項なし （本邦以外の地域における安定操作取引については、「第一部ー第１－１．株式の募集ー(３)株式の引受けーグローバル・オファリングの構造ー安定操作および超過割当」を参照のこと。）
【縦覧に供する場所】	該当事項なし

（注）　上記の円金額は１香港ドル＝13.55円の換算率（株式会社東京三菱銀行が平成16年３月31日に建値した対顧客電信直物売買相場の仲値）によって換算されている。

1【有価証券届出書の訂正届出書の提出理由】

平成16年5月24日をもって提出した有価証券届出書（平成16年5月31日付をもって提出した有価証券届出書の訂正届出書により訂正済）の記載事項の一部に変更がありましたので、関係事項を下記のとおり訂正するものであります。

2【訂正の内容】

〈訂正前〉

（注）1．別段の記載がある場合を除き、本書に記載の「発行者」、「CSCL」または「当社」とは、2004年3月3日に中国で設立された株式会社であるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド、またはその前身をいい、「当グループ」とはチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドおよびその連結子会社をいう。当社は、香港会社条例第XI部に基づく海外会社として香港で登録されている。

（中　略）

「関連当事者」	CS エージェンシー（バンコック）、CS エージェンシー（インドネシア）、CSS、CS（洋浦）リフレジェレーション、チャイナ・シッピング、大連ターミナル、上海プハイ、上海ターミナル、地域子会社、ウェスト・ベイシンおよびゼンジャン・ターミナル

（中　略）

「上海プハイ」	中国で設立された有限会社で、その50%を当社が、残り50%をチャイナ・シッピングが最終的に支配している上海プハイ・マリタイム・トランスポート・コ・リミテッド(Shanghai Puhai Maritime Transport Co., Ltd.）
「処分株式」	これらは、チャイナ・シッピング・ストーレジ（上海）コ・リミテッドに対する21.74%の持分、キンドンファン・コンテナ・ストーレジ（青島）コ・リミテッドに対する20%の持分、チャイナ・シッピング・グローバル・フレート・コ・リミテッドに対する12.5%の持分、チャイナ・シッピング・コンテナ・ストーレジ（大連）コ・リミテッドに対する10%の持分、チャイナ・シッピング・ポート・ディベロップメント・コ・リミテッドに対する4%の持分およびCS ロジスティクスに対する3.96%の持分で構成される。

（中　略）

「ゼンジャン・ターミナル」	チャイナ・シッピングがその50%を所有するゼンジャン・チャイナ・シッピング・コンテナ・ターミナル・コ・リミテッド(Zhenjiang China Shipping Container Terminal Co. Ltd.）

（中　略）

「CMA-CGM」	コンパーニュ・マリタイム・ダフレマン・アンド・コンパーニュ・ゼネラル・マリタイム（Compaigne Maritime d'Affrèement and Compaigne Générale Maritime)

（中　略）

「CS（広州）」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ広州コ・リミテッド(China Shipping

Container Lines Guangzhou Co., Ltd.)

「CS（上海）」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ上海コ・リミテッド(China Shipping Container Lines Shanghai Co., Ltd.)
「CS（深セン）」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ深セン・コ・リミテッド(China Shipping Container Lines Shenzhen Co., Ltd.)

（中　略）

「CS（香港）ホールディングス」	香港で設立された有限会社で、チャイナ・シッピングの完全所有子会社であるチャイナ・シッピング（香港）ホールディングス・リミテッド(China Shipping (Hong Kong) Holdings Limited)

（後　略）

〈訂正後〉

（注）１．別段の記載がある場合を除き、本書に記載の「発行者」、「CSCL」または「当社」とは、2004年３月３日に中国で設立された株式会社であるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド(China Shipping Container Lines Company Limited)、またはその前身をいい、「当グループ」とはチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドおよびその連結子会社をいう。当社は、香港会社条例第XI部に基づく海外会社として香港で登録されている。

（中　略）

「関連当事者」	CS エージェンシー（バンコック）、CS エージェンシー（インドネシア）、CSS、CS（洋浦）リフレジェレーション、チャイナ・シッピング、大連ターミナル、上海プハイ、上海ターミナル、地域子会社、ウェスト・ベイシンおよびザンジャン・ターミナル

（中　略）

「上海プハイ」	中国で設立された有限会社で、その50%を当社が、残り50%をチャイナ・シッピングが最終的に支配している上海プハイ・シッピング・コ・リミテッド(Shanghai Puhai Shipping Co., Ltd.)
「処分株式」	これらは、チャイナ・シッピング・ストーレジ（上海）コ・リミテッドに対する21.74%の持分、シンドンファン・コンテナ・ストーレジ（青島）コ・リミテッドに対する20%の持分、チャイナ・シッピング・エア・カーゴ・コ・リミテッドに対する12.5%の持分、チャイナ・シッピング・コンテナ・ストーレジ（大連）コ・リミテッドに対する10%の持分、チャイナ・シッピング・ターミナル・ディベロップメント・コ・リミテッドに対する4%の持分およびCS ロジスティクスに対する3.96%の持分で構成される。

（中　略）

「ザンジャン・ターミナル」	チャイナ・シッピングがその50%を所有するザンジャン・チャイナ・シッピング・コンテナ・ターミナル・コ・リミテッド(Zhanjiang China Shipping Container Terminal Co. Ltd.)

（中　略）

「CMA-CGM」	コンパーニュ・マリタイム・ダフレマン・アンド・コンパーニュ・ゼネラル・マリタイム（Compagnie Maritime d'Affrètement and Compagnie Générale Maritime)
	（中　略）
「CS（広州）」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ広州コ・リミテッド(China Shipping Container Lines (Guangzhou) Co., Ltd.)
「CS（上海）」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ上海コ・リミテッド(China Shipping Container Lines Shanghai Co., Ltd.)
「CS（深セン）」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ深セン・コ・リミテッド(China Shipping Container Lines (Shenzhen) Co., Ltd.)
	（中　略）
「CS（香港）ホールディングス」	香港で設立された有限会社で、チャイナ・シッピングの完全所有子会社であるチャイナ・シッピング（香港）ホールディングス・コ・リミテッド(China Shipping (Hong Kong) Holdings Co., Limited)
	（後　略）

第一部　証券情報

第１　募集要項

１．株式の募集

(3) 株式の引受け

〈訂正前〉

（前　略）

グローバル・オファリングの構造

グローバル・オファリング

グローバル・オファリングは、国際オファリングおよび香港オファリングにより構成される。当初オファーされるＨ株式2,420,000,000株は、以下により構成される。

(i)　国際オファリングのもとで募集または売出しされるＨ株式2,299,000,000株
(ii) 香港オファリングのもとで募集されるＨ株式121,000,000株

（中　略）

国際オファリング

（中　略）

国際オファリングは、下記「条件」の項に記載されたものと同一の条件に従う。国際オファリングに従って割当てられ、発行されるＨ株式の総数は、下記「香港オファリング」の項に記載されたクローバックに関する取決め、超過割当オプションの行使および当初香港オファリングの対象となったＨ株式で申込みがされていないものの再配分により変更される可能性がある。

特定法人向け割当て

ビー・エヌ・ピー・パリバ・ペレグリンは、国際オファリングの一環として、ある法人投資家の一社（以下「特定法人投資家」という。）との間で、3,000万米ドル（仲介手数料１％、香港証券先物委員会による賦課金0.005％、投資家補償手数料0.002％および香港証券取引所の取引手数料0.005％を含む。）の金額で最大限取得できるＨ株式数（１株未満は切り捨て）につきオファー価格での特定法人投資家による購入申込みにかかる特定法人向け売買契約を締結する。

特定法人投資家に購入されるＨ株式は、下記「香港オファリング」に記載されるように香港オファリングにおいて超過申込みがなされた場合に行われる国際オファリングおよび香港オファリング間での再配分の影響を受けない。

特定法人投資家による処分の制限

特定法人投資家は、ビー・エヌ・ピー・パリバ・ペレグリン（モルガン・スタンレー・インターナショナルと事前に協議する。）および当社の事前の書面による同意なしに、香港証券取引所への上場日から

6ヵ月間（以下「特定法人投資家ロックアップ期間」という。）は特定法人向け割当てのもとで購入されたH株式およびかかるH株式に関連する当社のいずれかの株式またはその他の有価証券（以下「特定法人投資家関連株式」という。）を一切処分しないことを約束している。

上記にかかわらず、特定法人投資家は、特定法人投資家関連株式の全部または一部を特定法人投資家ロックアップ期間中に特定法人投資家の直接または間接の完全所有子会社に自由に譲渡することができる。ただし、以下を条件とする。(a)当該子会社は最初に、かかる譲渡に先立って上記の処分に関する制約に拘束されることを同意する旨の約束を当社およびビー・エヌ・ピー・パリバ・ペレグリンのために書面で行わなければならず、特定法人投資家は、かかる誓約に自らが拘束されている場合と同様に、当該子会社にかかる誓約を引き続き遵守せしめるものとし、また(b)特定法人投資家ロックアップ期間中に当該子会社が特定法人投資家の直接または間接の完全所有子会社の資格を喪失しかかっているかまたは将来喪失する場合には、当該子会社は、かかる資格喪失の前に、かかる特定法人投資家関連株式に対するその全持分を特定法人投資家または特定法人投資家の直接または間接の完全所有子会社に譲渡するものとし、また特定法人投資家は当該子会社に対しこれをなさしめるものとする。

戦略的投資家割当て

ビー・エヌ・ピー・パリバ・ペレグリンは、国際オファリングの一環として、ある戦略的投資家の一社（以下「戦略的投資家」という。）との間で、241,758,000株のH株式につきオファー価格での購入申込みにかかる戦略的投資家向け売買契約を締結する。かかる株数は、国際オファリングの当初オファー株数の約10.52%、またはグローバル・オファリング直後におけるH株式総数の約9.99%（超過割当オプションが行使されないと仮定した場合）に相当する。

戦略的投資家に購入されるH株式は、下記「香港オファリング」に記載されるように香港オファリングにおいて超過申込みがなされた場合に行われる国際オファリングおよび香港オファリング間での再配分の影響を受けない。

（後　略）

〈訂正後〉

（前　略）

グローバル・オファリングの構造

グローバル・オファリング

グローバル・オファリングは、国際オファリングおよび香港オファリングにより構成される。当初オファーされるH株式2,420,000,000株は、以下により構成される。

(i) 国際オファリングのもとで募集または売出しされるH株式2,299,000,000株（下記のように再配分されることがある。）

(ii) 香港オファリングのもとで募集されるH株式121,000,000株（下記のように再配分されることがある。）

（中　略）

国際オファリング

（中　略）

国際オファリングは、下記「条件」の項に記載されたものと同一の条件に従う。国際オファリングに従

って割当てられ、発行され、および/またはオファーされるH株式の総数は、下記「香港オファリング」の項に記載されたクローバックに関する取決め、超過割当オプションの行使および当初香港オファリングの対象となったH株式で申込みがされていないものの再配分により変更される可能性がある。

特定法人向け割当て

ビー・エヌ・ピー・パリバ・ペレグリンは、国際オファリングの一環として、クレバー・ベンチャー・リミテッドおよびチャウ・タイ・フック・ノミニー・リミテッド(以下「特定法人投資家」と総称する。)との間で、下記の数のH株式につきオファー価格での特定法人投資家による取得にかかる特定法人向け売買契約を締結する。

・クレバー・ベンチャー・リミテッド(チョンコン(ホールディングズ)リミテッド(以下「チョンコン」という。)の間接の完全所有子会社)は、H株式120,879,000株のオファー価格での取得に合意した。かかる株数は、国際オファリングの当初オファー株数の約5.26%、またはグローバル・オファリング直後におけるH株式総数の約4.995%(超過割当オプションが行使されないと仮定した場合)に相当する。

チョンコンは、香港証券取引所メイン・ボードに上場されている企業である。チョンコンの主要事業活動は、投資保有およびプロジェクトマネジメントである。チョンコンの子会社は、不動産開発および投資、ホテルおよびサービス付スウィート業務、不動産およびプロジェクトマネジメントならびに有価証券投資の分野で活発に業務活動を行っている。

・チャウ・タイ・フック・ノミニー・リミテッド(チャウ・タイ・フック・エンタープライゼズ・リミテッドの間接の完全所有子会社)は、3,000万米ドル(仲介手数料1%、香港証券先物委員会による賦課金0.005%、投資家補償手数料0.002%および香港証券取引所の取引手数料0.005%を含む。)の金額で最大限取得できるH株式数(1株未満は切り捨て)に等しいH株式のオファー価格での取得に合意した。H株式1株当たりのオファー価格を上記「(2) 募集の方法および条件-②募集の条件-発行価格」に記載の仮条件の中間値(1株当り3.675香港ドル)と仮定し、1米ドルにつき7.8香港ドルの換算レートを用いると、チャウ・タイ・フック・ノミニー・リミテッドが取得するH株式総数は63,035,549株となる。かかる株数は、国際オファリングの当初オファー株数の約2.7%、またはグローバル・オファリング後におけるH株式総数の約2.6%(超過割当オプションが行使されないと仮定した場合)に相当する。

チャウ・タイ・フック・エンタープライゼズ・リミテッドは、香港証券取引所メイン・ボードに上場されている企業であるニュー・ワールド・ディベロップメント・カンパニー・リミテッドの支配株主である。

各特定法人投資家に購入されるH株式は、下記「香港オファリング」に記載されるように香港オファリングにおいて超過申込みがなされた場合に行われる国際オファリングおよび香港オファリング間での再配分の影響を受けない。

特定法人投資家による処分の制限

各特定法人投資家は、ビー・エヌ・ピー・パリバ・ペレグリン(モルガン・スタンレー・インターナショナルと事前に協議する。)および当社の事前の書面による同意なしに、香港証券取引所への上場日から6ヵ月間(以下「特定法人投資家ロックアップ期間」という。)は特定法人向け割当てのもとで購入されたH株式およびかかるH株式に関連する当社のいずれかの株式またはその他の有価証券(以下「特定法人投資家関連株式」という。)を一切処分しないことを約束している。

上記にかかわらず、各特定法人投資家は、特定法人投資家関連株式の全部または一部を特定法人投資家ロックアップ期間中に当該特定法人投資家の直接または間接の完全所有子会社に自由に譲渡すること

ができる。ただし、以下を条件とする。(a)当該子会社は最初に、かかる譲渡に先立って上記の処分に関する制約に拘束されることを同意する旨の約束を当社およびビー・エヌ・ピー・パリバ・ペレグリンのために書面で行わなければならず、当該特定法人投資家は、かかる誓約に自らが拘束されている場合と同様に、当該子会社にかかる誓約を引き続き遵守せしめるものとし、また(b)特定法人投資家ロックアップ期間中に当該子会社が当該特定法人投資家の直接または間接の完全所有子会社の資格を喪失しかかっているかまたは将来喪失する場合には、当該子会社は、かかる資格喪失の前に、かかる特定法人投資家関連株式に対するその全持分を当該特定法人投資家または当該特定法人投資家の直接または間接の完全所有子会社に譲渡するものとし、また当該特定法人投資家は当該子会社に対しこれをなさしめるものとする。

戦略的投資家割当て

ビー・エヌ・ピー・パリバ・ペレグリンは、国際オファリングの一環として、ハチソン・ワンポア・リミテッドの完全所有子会社の１社（以下「戦略的投資家」という。）との間で、241,758,000株のＨ株式につきオファー価格での取得にかかる戦略的投資家向け売買契約を締結する。かかる株数は、国際オファリングの当初オファー株数の約10.52%、またはグローバル・オファリング直後におけるＨ株式総数の約9.99%（超過割当オプションが行使されないと仮定した場合）に相当する。

ハチソン・ワンポア・リミテッドは、香港に拠点を置く多国籍コングロマリットであり、同社の有価証券は香港証券取引所に上場されている。ハチソン・ワンポア・リミテッド・グループ（以下「ハチソン・グループ」という。）は、40ヵ国で、５つの中核的事業分野（港湾および関連サービス、電気通信、不動産およびホテル、小売および製造業、ならびにエネルギー、インフラストラクチャー、ファイナンスおよび投資を含む。）において業務を行っている。ハチソン・グループは、世界最大の独立したコンテナ・ターミナル・オペレーターの１社であり、現在、17ヵ国の187ヵ所の係留場所をもつ35の港湾に権益を有している。2003年の取扱量は41.5百万TEUに達した。

当グループは、1997年の創立以来、ハチソン・グループが運営する中国、香港、韓国、英国、オランダおよびインドネシアの港湾ターミナルを利用してきた。当社取締役は、戦略的投資家割当てにより、ハチソン・グループと当グループとのビジネス関係が一層促進されるものと思料している。

戦略的投資家に購入されるＨ株式は、下記「香港オファリング」に記載されるように香港オファリングにおいて超過申込みがなされた場合に行われる国際オファリングおよび香港オファリング間での再配分の影響を受けない。

（後　略）

２．新規発行による手取金の使途

(1) 新規発行による手取金の額

〈訂正前〉

払込金額の総額	発行諸費用の概算額	差引手取概算額
8,085,000千香港ドル (注1) (注2) (約109,552百万円)	未定 (注2)	未定 (注2)

(注１) 払込金額の総額は、グローバル・オファリングにおける当社の発行株式数（上記「１．株式の募集－(2) 募集の方法および条件－①募集の方法－発行数」に記載。）に基づき、超過割当オプションが行使されず、発行価格が上記「１．株式の募集－(2) 募集の方法及び条件－②募集の条件－発行価格」に記載の仮条件の中間値（１株

当たり3.675香港ドル）に等しいものと仮定して算出した場合の見込額である。

（注２）払込金額の総額、発行諸費用の概算額および差引手取概算額（いずれも香港ドル建て）は、価格決定日に決定される予定である。

〈訂正後〉

払込金額の総額	発行諸費用の概算額	差引手取概算額
8,085,000千香港ドル（注1）（注2） （約109,552百万円）	285,000千香港ドル（注1）（注2） （約3,862百万円）	7,800,000千香港ドル（注1）（注2） （約105,690百万円）

（注１）払込金額の総額、発行諸費用の概算額および差引手取概算額は、グローバル・オファリングにおける当社の発行株式数（上記「１．株式の募集－(2) 募集の方法および条件－①募集の方法－発行数」に記載。）に基づき、超過割当オプションが行使されず、発行価格が上記「１．株式の募集－(2) 募集の方法及び条件－②募集の条件－発行価格」に記載の仮条件の中間値（１株当たり3.675香港ドル）に等しいものと仮定して算出した場合の見込額である。

（注２）払込金額の総額、発行諸費用の概算額および差引手取概算額（いずれも香港ドル建て）は、価格決定日に決定される予定である。

第３　その他の記載事項

〈訂正前〉

（前　略）

グローバル・オファリングに関するリスク

（中　略）

当社H株式について流動性のある市場が存在しない可能性がある。

グローバル・オファリング前には、当社のH株式に関して公開の市場（香港証券取引所を含む。）は存在していなかった。H株式の上場承認および売買取引の許可に関する申請が香港証券取引所の上場審査委員会に対してなされている。しかしながら、当社取締役は、H株式について、グローバル・オファリング後に活発かつ流動性のある公開の取引市場がどの程度展開されるかを予測することはできない。H株式のオファー価格は、当社、売出株主および香港オファリング共同主幹事（引受人を代表する。）との交渉により決定され、グローバル・オファリング後のH株式の市場価格とは著しく乖離する可能性がある。さらに、H株式の価格および取引量が乱高下する可能性もある。当グループの収益、利益およびキャッシュ・フローの変動、新技術の発表、中国政府の法令、規則または政策の変更、コンテナ輸送産業の構造に対する中国政府の現在の見解および同産業に対する政策の変更、H株式に対する香港市場の深度および流動性、当グループ、中国およびアジア太平洋地域に対する投資家の認識、香港、中国およびアジア太平洋地域における経済・市場情勢全般、コンテナ輸送産業の状況に関する投資家の見解ならびにその他の事象および要因等の要因が、H株式の取引量および取引価格に突然の大幅な変動を引き起こす可能性がある。

（後　略）

〈訂正後〉

（前　略）

グローバル・オファリングに関するリスク

（中　略）

当社H株式について流動性のある市場が存在しない可能性がある。

グローバル・オファリング前には、当社株式に関して公開の市場（香港証券取引所を含む。）は存在していなかった。H株式の上場承認および売買取引の許可に関する申請が香港証券取引所の上場審査委員会に対してなされている。しかしながら、当社取締役は、H株式について、グローバル・オファリング後に活発かつ流動性のある公開の取引市場がどの程度展開されるかを予測することはできない。H株式のオファー価格は、当社、売出株主および香港オファリング共同主幹事（引受人を代表する。）との交渉により決定され、グローバル・オファリング後のH株式の市場価格とは著しく乖離する可能性がある。さらに、H株式の価格および取引量が乱高下する可能性もある。当グループの収益、利益およびキャッシュ・フローの変動、新技術の発表、中国政府の法令、規則または政策の変更、コンテナ輸送産業の構造に対する中国政府の現在の見解および同産業に対する政策の変更、H株式に対する香港市場の深度および流動性、当グループ、中国およびアジア太平洋地域に対する投資家の認識、香港、中国およびアジア太平洋地域における経済・市場情勢全般、コンテナ輸送産業の状況に関する投資家の見解ならびにその他の事象および要因等の要因が、H株式の取引量および取引価格に突然の大幅な変動を引き起こす可能性がある。

（後　略）

第二部　企業情報

第1　本国における法制等の概要

3. 課税上の取扱い

(1) 中国における課税

〈訂正前〉

（前　略）

(b) 株主に対する課税

(i) 配当課税

1993年7月21日、国家税務当局は、(配当および株式の保有および譲渡から得られる利益について外国投資企業、外国企業および外国人に適用される税に関する通知（以下「本税務通知」という。）により、外国人投資家が中国上場の国内株式およびH株式など海外上場株式から受領する配当は、本来ならば20%の税率で適用される源泉徴収税を免除されることを確認した。

1993年10月31日、中国個人所得税法の改正（以下「本改正」という。）が公布され、1991年1月1日に遡及して施行された。本改正は、従前発表された税務法令諸規則で、本改正に抵触するものは無効とする旨定めている。本改正のもとで、中国に居住していない外国人は、H株式について受取る配当に対し20%の税率で源泉徴収税を課せられる。1994年7月26日、国家税務当局は、「中国国内上場株式の保有により外国人投資家が受領する配当に関する関係税務問題に関する中国国税局の通知」と題する書簡を発行し、海外上場の中国企業から受取る配当について本税務通知に記載された源泉徴収税の一時的免除を再確認した。

よって、中国の現行の法令諸規則のもとで、外国企業または外国人が保有するH株式にかかる配当またはその他の分配について源泉徴収税は課せられない。ただし、もし、本税務通知が撤回された場合、かかる配当または分配には20%の源泉徴収税が課せられる可能性がある（ただし、適用ある二重課税防止条約があれば、これに従い軽減税率が適用されることがある。）。

(ii) 租税条約

上記(i)に従い源泉徴収税が課せられる場合、中国国内に恒久的施設または事業所を有しない外国企業および中国との間に二重課税防止条約を締結している国に居住する非中国人投資家は、当該投資家に支払われる配当に課せられる源泉徴収税について減免措置を受けることができる。中国は現在、オーストラリア、カナダ、フランス、ドイツ、日本、マレーシア、オランダ、シンガポール、英国および米国を含むいくつかの国々との間に二重課税防止条約を締結している。

(iii) 印紙税

1988年10月1日に施行された株式制実験企業税収関連問題の暫定規定および印紙税に関する中国の暫定規則に従い、中国上場の国内株式の譲渡について印紙税が課せられる。しかし、これは非中国人投資家が中国国外で売買するH株式については適用されない。

(iv) 遺産税、相続税または贈与税

中国には現在、遺産税、相続税または贈与税は存在しない。

（後　略）

〈訂正後〉

（前　略）

(b) 株主に対する課税

（i）配当課税

1993年7月21日、国家税務当局は、（配当および株式の保有および譲渡から得られる利益について外国投資企業、外国企業および外国人に適用される税に関する通知（以下「本税務通知」という。）により、外国人投資家が中国上場の国内株式およびH株式など海外上場株式から受領する配当は、本来ならば20%の税率で適用される源泉徴収税を免除されることを確認した。

1993年10月31日、中国個人所得税法の改正（以下「本改正」という。）が公布され、1994年1月1日に施行された。本改正は、従前発表された税務法令諸規則で、本改正に抵触するものは無効とする旨定めている。本改正のもとで、中国に居住していない外国人は、H株式について受取る配当に対し20%の税率で源泉徴収税を課せられる。1994年7月26日、国家税務当局は、「中国国内上場株式の保有により外国人投資家が受領する配当に関する関係税務問題に関する中国国税局の通知」と題する書簡を発行し、海外上場の中国企業から受取る配当について本税務通知に記載された源泉徴収税の一時的免除を再確認した。

よって、中国の現行の法令諸規則のもとで、外国企業または外国人が保有するH株式にかかる配当またはその他の分配について源泉徴収税は課せられない。ただし、もし、本税務通知が撤回された場合、かかる配当または分配には20%の源泉徴収税が課せられる可能性がある（ただし、適用ある二重課税防止条約があれば、これに従い軽減税率が適用されることがある。）。

（ii）租税条約

上記(i)に従い源泉徴収税が課せられる場合、中国国内に恒久的施設または事業所を有しない外国企業および中国との間に二重課税防止条約を締結している国に居住する非中国人投資家は、当該投資家に支払われる配当に課せられる源泉徴収税について減免措置を受けることができる。中国は現在、オーストラリア、カナダ、フランス、ドイツ、日本、マレーシア、オランダ、シンガポール、英国および米国を含むいくつかの国々との間に二重課税防止条約を締結している。

（iii）印紙税

1988年10月1日に施行された印紙税に関する中国の暫定規則および同規則の実施規則の規定によると、中国の印紙税は、中国国内で署名された文書、または中国国外で署名されたが中国国内で使用され、中国法のもとで法的に有効でありかつ保護されている文書に対してのみ課せられる。よって、印紙税に関する中国の暫定規則によれば、中国の上場会社の株式譲渡について課せられる中国の印紙税は、H株式投資家が中国国外で売買するH株式には適用されない。

（iv）遺産税

中国には現在、遺産税は存在しない。

（後　略）

第2　企業の概況

2.沿　革

〈訂正前〉

（前　略）

本組織再編

本件上場の準備のために実施された本組織再編には、下記が関係している。

(a)　2003年10月15日、CS（香港）ホールディングスは、CS（香港）ホールディングスから当社へのCSアジアおよびCS（香港）の発行済株式資本すべての譲渡に関する2つの別個の契約を当社との間に締結した。

(b)　2003年10月20日、チャイナ・シッピングは、当社からチャイナ・シッピングへの下記株主持分の譲渡に関する6つの別個の契約を当社との間に締結した。

(i)　チャイナ・シッピング・ストーレジ（上海）コ・リミテッドに対する21.74%の株主持分

(ii)　キンドンファン・コンテナ(青島)コ・リミテッドに対する20%の株主持分

(iii)　チャイナ・シッピング・グローバル・フレート・コ・リミテッドに対する12.5%の株主持分

(iv)　チャイナ・シッピング・コンテナ・ストーレジ(大連)コ・リミテッドに対する10%の株主持分

(v)　チャイナ・シッピング・ポート・ディベロップメント・コ・リミテッドに対する4%の株主持分

(vi)　CSロジスティクスに対する3.96%の株主持分

(c)　2004年1月10日、チャイナ・シッピングは、広州海運および上海海運が保有する当社に対する持分をチャイナ・シッピングに無償で譲渡することに関して、広州海運および上海海運と無償の株式譲渡契約を締結した。

(d)　2004年1月29日、国有資産監督管理委員会は、チャイナ・シッピングに対し、当社に対する国有の持分に関する経営陣の提案を承認する承認文書（チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド（設立予定）に対する国有の株式持分にかかる経営陣に対する一定の質問に関する承認状(Guo Qi Chan Quan [2004] No. 32))を発行した。

(e)　2004年2月5日、国有資産監督管理委員会は、株式会社として当社を設立すること、当該株式会社の資本金を3,830,000,000人民元として、そのすべてをチャイナ・シッピングが保有することを承認した(Guo Zi Gai Ge [2004] No.49)。

(f)　2004年2月20日、当社の単独株主であるチャイナ・シッピングは、決議を採択し、それにより、とりわけ、次の事項が決定された。

(i)　当社の設立を承認すること。

(ii)　当社の原始定款を採択すること。

(g)　2004年3月3日、中国国家工商行政管理局から営業証(第3100001007214号)が発行され、それにより当社は株式会社として設立されて、法人格を取得した。

(h)　2004年3月23日、国有資産監督管理委員会は、当社を「海外募集会社」に転換することを認可し、当社の定款を承認した(Guo Zi Gai Ge [2004] No.168)。

(i)　2004年4月14日、証券監督管理委員会は、当社がグローバル・オファリングにより海外上場外国株式を発行することを認可する承認文書(Zheng Jian Guo He Zi [2004] No.14)を発行した。

本組織再編後、グローバル・オファリングの直前において、チャイナ・シッピングは当社の発行済株式資本のすべてを所有していた。

〈訂正後〉

（前　略）

本組織再編

本件上場の準備のために実施された本組織再編には、下記が関係している。

(a) 2003年10月15日、CS（香港)ホールディングスは、CS（香港）ホールディングスから当社へのCSアジアおよびCS（香港)の発行済株式資本すべての譲渡に関する２つの別個の契約を当社との間に締結した。

(b) 2003年10月20日、チャイナ・シッピングは、当社からチャイナ・シッピングへの下記株主持分の譲渡に関する６つの別個の契約を当社との間に締結した。

(i) チャイナ・シッピング・ストーレジ（上海)コ・リミテッド に対する21.74%の株主持分

(ii) シンドンファン・コンテナ(青島)コ・リミテッドに対する20%の株主持分

(iii) チャイナ・シッピング・エアー・カーゴ・コ・リミテッドに対する12.5%の株主持分

(iv) チャイナ・シッピング・コンテナ・ストーレジ(大連)コ・リミテッドに対する10%の株主持分

(v) チャイナ・シッピング・ターミナル・ディベロップメント・コ・リミテッドに対する４%の株主持分

(vi) CS ロジスティクスに対する3.96%の株主持分

(c) 2004年１月10日、チャイナ・シッピングは、広州海運および上海海運が保有する当社に対する持分をチャイナ・シッピングに無償で譲渡することに関して、広州海運および上海海運と無償の株式譲渡契約を締結した。

(d) 2004年１月29日、国有資産監督管理委員会は、チャイナ・シッピングに対し、当社に対する国有の持分に関する経営陣の提案を承認する承認文書（チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド（設立予定）に対する国有の株式持分にかかる経営陣に対する一定の質問に関する承認状(Guo Qi Chan Quan [2004] No. 32))を発行した。

(e) 2004年２月５日、国有資産監督管理委員会は、株式会社として当社を設立すること、当該株式会社の資本金を3,830,000,000人民元として、そのすべてをチャイナ・シッピングが保有することを承認した(Guo Zi Gai Ge [2004] No.49)。

(f) 2004年２月20日、当社の単独株主であるチャイナ・シッピングは、決議を採択し、それにより、とりわけ、次の事項が決定された。

(i) 当社の設立を承認すること。

(ii) 当社の原始定款を採択すること。

(g) 2004年３月３日、上海工商行政管理局から法人営業証(第3100001007214号)が発行され、それにより当社は株式会社として設立されて、法人格を取得した。

(h) 2004年３月23日、国有資産監督管理委員会は、当社を「海外募集会社」に転換することを認可し、当社の定款を承認する旨の承認（Guo Zi Gai Ge [2004] No.168)を与えた。

(i) 2004年４月14日、証券監督管理委員会は、当社がグローバル・オファリングにより海外上場外国株式を発行することを認可する承認文書(Zheng Jian Guo He Zi [2004] No.14)を発行した。

本組織再編後、グローバル・オファリングの直前において、 チャイナ・シッピングは当社の発行済株式資本のすべてを所有していた。

３.事業の内容

(1) 事 業

〈訂正前〉

概 観

当グループは、中国に本社を置く世界最大で最も急速に成長するコンテナ海運会社の1つである。当社は、主に国際および国内コンテナ海上輸送の運航と管理に従事している。BRS-アルファライナー(注1)によると、当グループは、2004年４月30日時点で、積載能力に関して世界で10番目に大きなコンテナ海運会社にランクされた。2004年４月30日時点で、当グループは、総積載能力が約215,691TEUの113隻の船隊を運航していた（そのうち総積載能力7,254TEUの16隻を傭船に出していた）。隻数計算基準の詳細については、下記「基準」を参照されたい。さらに、これらの船舶のうち25隻の積載能力は、4,000TEUを超えていた。当グループの船隊の船舶の平均船齢は、2004年４月30日時点で約9.7年であったが、一方で当グループの4,000TEUおよび5,000TEUを超える積載能力の船舶の平均船齢はそれぞれ1.6年および1.7年であった。当グループの船隊の総積載能力は、2003年12月31日までの５年間にわたって、年複利増加率約19.3%で急成長を遂げた。

(中 略)

主要な強み

当グループは、以下のような主要な強みをもつと考えている。

● 輸出産業を急速に育成してきた中国の市場における主導的地位

BRS-アルファライナーによると、当グループは、世界で上位10位のコンテナ海運会社のうち中国に本社を置くわずか２社のうちの１社である。中国国家統計情報センターの報告によると、2004年の輸出および実質GDPの成長率が、それぞれ14%および7.9%と見積もられており、中国は速いスピードで「世界の工場」になりつつある。中国の港の取扱能力は、2003年に4,870万TEUに達し、これは前年比で30.8%の成長率となり、中国国家統計情報センターによると、2003年の中国の港の取扱能力は他のどの国の港よりも高かった。当グループは、上海に本社があり、中国に大部分の管理と業務の拠点があるため、中国貿易の成長によって生じる全世界向けのコンテナ海運サービス需要を満たす態勢を十分に整えている。当グループはまた、2004年４月30日時点で、約215,691TEUの総積載能力を備えた113隻の船舶を運航していた。2004年３月31日時点で、当グループは、90を超える港を含む44の航路に沿って国際海運サービスを提供し、そのうち13が当グループが単独で運航する航路、10が共同配船航路であり、21は他の海運会社が運航する航路であったが、この場合にはコンテナのスペースが、スロット交換・購入契約に基づき当グループに提供された。当社取締役は、当グループが、中国国内のコンテナ海運市場で支配的な市場リーダーであると考えている。当グループは、国内コンテナ海運市場における営業免許を保有している。最近情報確認日時点で、中国国内でコンテナ輸送サービスの提供を認められている外国の登録海運会社は一社もない。当社の販売代理店として行動する地域子会社の支援を得て、当グループは、幅広い顧客から増大しつつある国際および国内コンテナ輸送取引を勧誘することができる。

● 船舶運航経費の安い新しい船隊

コンテナリゼーション・インターナショナル社の情報によると、当グループは2004年２月15日に、上位20位の海運コンテナ会社の中で、積載能力全体に対してその船隊中の新しい船舶（船齢０～４年）が占める比率が、他の会社よりも高かった。2004年４月30日時点で、当グループの船舶の平均船齢は約9.7年であり、4,000TEUを超える積載能力の船舶の92%（すなわち23隻）が船齢３年未満であった。2004年４月30日時点において、当グループはまた、新たに24隻の新しい船舶の購入注文を行い、さらに13隻の新しい船舶も傭船することに合意した。これらの船舶はすべて、2004年から2007年までに引き渡される。これらの比較的若いまたは新規注文船舶は比較的大きな積載能力（4,000TEU以上）をもつ見込みであり、これによって当グループのTEU当たりの固定営業費が削減されるはずである。そのうえ、船齢の若い船舶は運航速度が速く、船齢の高い船舶よりも短時間で航海を終えることができるため、航路において高い航

海頻度を維持できるというのが当社取締役の考えである。さらに、適切な整備・修繕計画により、これらの新造船は一定の期間内により多くのコンテナを輸送することができ、それはTEU当たりの固定営業費を下げることにつながる。

● 市場機会の開拓および戦略的な船隊の拡大

当グループは、コンテナ海運業界が2000年から2002年まで景気低迷状態にある間に、相当数の船舶（合計で33隻）の船舶の購入注文を行い、定期傭船契約をした。景気低迷状態にある間に当グループがこれらの船舶を発注したため、比較的低コストでこれらの船舶を取得することができ、その結果当グループは、その能力増強コストを大幅に削減できたと当社取締役は考えている。さらに、当グループが最近発注した船舶の多くが、コンテナ海運市場における現在の景気回復が継続であろうと当社取締役が考えている期間に間に合うように、2004年から2006年までに引き渡されたか、または引き渡されることになっている。

（中　略）

事業展開

（中　略）

年末	1997年	1998年	1999年	2000年	2001年	2002年	2003年	5年間の年間平均成長率（1999年～2003年）
総積載能力（TEU）（注1）	5,621	19,249	98,151	119,361	149,505	168,330	198,490	19.3%
実際に引き渡された実入りコンテナ換算のTEU量	48,034	249,249	778,007	1,462,700	1,804,560	2,392,642	2,834,207	38.2%
年末に運航されている船舶の合計隻数（注1）	15	48	93	101	102	106	111	4.5%
2,000TEUを超える積載能力の船舶の総隻数（注1）	-	-	19	20	29	37	40	20.5%
国際航路数（注2）	7	19	18	30	33	32	34	17.2%
総収益（百万人民元）	151	981	2,912	7,063	7,795*	10,522*	15,276*	51.3%

（中　略）

本組織再編

（中　略）

注：

(1)　当社は、当社が40%の持分を保有しているCS（海南）を除き、これらの会社のそれぞれの登録資本の90%を所有している。CS（海南）は当社の子会社とみなされる。所有構造にかかわらず、本書の日付現在、当社は、CS（海南）の定款に従って、CS（海南）の取締役総数の過半数を任命する権限を有しており、このため、同社の取締役を支配している。これらの会社は（それぞれの子会社を合わせて）すべてが、現地代理店サービスを提供している。これらの各会社における残りの発行済株式の持分は、最終的にチャイナ・シッピングにより支配されている。

(2)　登録資本の別の30%をCS（ロジスティクス）が、また残りの30%を蘇州ストーレジ保有している。CS（洋浦）レフリジェレーションは当社の子会社とみなされる。所有構造にかかわらず、本書の日付現在、当社は、CS（洋浦）レフリジェレーションの定款に従って、CS（洋浦）レフリジェレーションの取締役総数の過半数を任命する権限を有しており、このため同社の取締役を支配している。CS（洋浦）レフリジェレーションが適法に従事する権利を与えられている事業分野は、コンテナの輸送、配置および保管、冷蔵、倉庫保管、および保管事業、コンテナおよびシャーシの検査と修繕、冷蔵コンテナ用発電機の輸入、機器のリース、輸出入および供給、ならびに外部技術コンサルティングなどである。CS（洋浦）レフリジェレーションは、当グループのために主にコンテナの管理および修繕サービスを実施している。

（中　略）

国際市場および航路

（中　略）

以下は、2004年３月31日時点の当グループの国際海運網（単独運航および共同配船航路（またはサブ・ルート）、ならびに当グループがスロット交換および／または購入契約に従ってアクセスできる航路（またはサブ・ルートを含む。）に含まれる一部の港と地域の地図である。

（中　略）

欧州および地中海市場

当グループは、1999年４月に欧州および地中海市場で運航を開始した。2003年に欧州・地中海の航路およびサブ・ルートは、当グループの国際海上輸送総量の約28.9%を占めた。当グループは2004年３月31日時点で、３つの航路（２つの共同配船航路を含む）および１つのサブ・ルートを運航し、他の海運会社が運航するその他３つの航路でコンテナ・スロットを与えられるスロット交換・購入契約の当事者であった。これらの航路は西欧と地中海地域の港でサービスを提供しており、欧州・地中海航路およびサブ・ルートを運航する当グループの船舶の総隻数は22隻であった。

2004年３月31日現在、当グループの欧州・地中海航路は、ハンブルグ、ロッテルダム、ジェノバ、ピレウス、アントワープおよびフェリクストゥなど、欧州と地中海の特定の主要港に寄港していた。これらの航路は、上海、大連、青島、天津、連雲港、寧波、アモイ、深センなどの中国の各港、ならびに香港およびマレーシアのポートケランなど、その他の場所の港にも寄港する。全般に、当グループの欧州・地中海航路は、他のいずれの国際航路よりも多くの中華人民共和国の港にサービスを提供している。

（中　略）

その他の国際市場

（中　略）

2004年３月31日現在、当グループは、MAXおよび世界一周（以下「RTW」という。）の共同配船航路など異なる地域の市場に及ぶさまざまな航路の運航も行っていた。2004年３月31日現在、当グループはまた、ZCS航路についてもスロット交換契約の当事者であった。

当グループは2003年10月に、地中海と米国東海岸とを結ぶMAX共同配船航路の運航を開始した。2004年３月31日時点でこの航路は、マルタ、ジェノバ、バレンシア、リスボン、ニューヨーク、ノーフォーク、サバンナおよびポート・エバグレードなど、地中海と米国東海岸の特定の主要港に寄港した。

さらに、当グループは2004年２月に、RTW共同配船航路の運航も開始した。2004年３月31日現在で、この航路は上海、ポートケラン、コロンボ、フェリクストゥ、ロッテルダム、ハンブルグ、ニューヨーク、キングストンおよびロサンゼルスなど、世界各国の特定の主要港に寄港した。

さらに、2004年３月31日現在、当グループは、ZCS航路でコンテナ・スロットを与えられるスロット交換契約の当事者であった。同日現在、この航路は、ハイファ、ピレオス、リボルノおよびバルセロナを含む特定の主要港に寄港していた。

（中　略）

スロット交換・購入契約

これらの契約に基づいて、あるコンテナ海運会社が、その船舶の1つにおけるコンテナ・スペースを、別のコンテナ海運会社に提供する。海運会社はスロットを交換することもあれば、1つの海運会社が、同様の、または異なる契約に基づきパートナーからスロットを購入しまたは借りることもある。当グループは、市況および積載能力に応じて、スロット交換・購入契約を結び、もしこうした契約を結ばなければ特定の航路でサービスを提供できないであろう市場で、コンテナ・スペースの使用権を取得する。さらに、当グループは、当グループがすでに運航している航路と類似した航路で追加の積載能力を得るためのスロット交換契約も締結する。この種の双方の契約のおかげで、当グループは、当グループの船隊だけに頼った場合よりも、低い資本的支出で、特定の航路に沿って頻度の高い運航計画を顧客に提供することができる。一般に、これらの契約の期間は１～３年であるが、自動更新される。

2004年３月31日現在で、当グループは、他の海運会社が運航する21の航路でコンテナ・スロットを与えられるいくつかのスロット交換契約の当事者であった。加えて、当グループは、11の国際サブ・ルートでコンテナ・スロットを与えられるスロット交換・購入契約の当事者でもあった。これらのスロット交換・購入契約のおかげで、当グループは、北米、欧州／地中海、オーストラリアおよび極東アジアを含めて、世界の主要貿易地域のいくつかにある特定の港にサービスを提供する航路およびサブ・ルートにアクセスすることができる。

（中　略）

サブ・ルート・サービス

サブ・ルートは、国内の寄航港を結ぶことによって当グループの国際航路および国内航路を補うことを意図するものである。当グループは、これらのサービスを他の海運会社にも提供している。サブ・ルートは補足的サービスであるため、それぞれの運航計画と仕向地は、サブ・ルートがサービスを提供する航路のニーズに応じて変化する。当グループのサブ・ルート・サービスは、当社と上海海運の両社が運航している。チャイナ・シッピング・グループのメンバーであるユニバーサル・シッピング（アジア）カンパニー・リミテッドも、当グループの既存サブ・ルート・サービス網を補うためのサブ・ルート・サービスを提供している。詳細については、「(2)チャイナ・シッピング・グループとの関係－競合取引禁止」、および「同－関連取引」を参照されたい。

（中　略）

船舶およびコンテナ

船隊の構成

（中　略）

当グループの船舶は、３つの種類（すなわち自己所有、定期傭船契約および裸傭船契約）の船舶に分けることができる。

本書全体にわたって、当グループが傭船に出した船舶は、当グループの運航中の船隊の一部に含めた。2004年４月30日時点で、個々の積載能力が1,000TEU未満で（積載能力が3,607TEUの1隻を除く。）、総積載能力が7,254TEUを超える合計16隻の小型船を傭船に出した。その他の基準および仮定に関しては、下記「基準」を参照されたい。

（中　略）

新しい船舶への投資計画

下記の表は、2004年４月30日時点に当グループが購入注文していたコンテナ船の主要な特徴の一部を示している。

積載能力（TEU）	契約上の最終引渡日または通知された引渡日	予定される市場	造船国	造船会社名（注１）
5,688	2004年６月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
8,076	2004年８月	欧州	韓国	サムソン重工業
5,688	2004年８月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
5,688	2004年10月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
5,688	2005年２月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
4,250	2005年７月	地中海または米国	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
4,250	2005年８月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005年９月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005年９月	地中海または米国	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
5,688	2005年９月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
4,250	2005年10月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005年11月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005年12月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005年12月	オーストラリア	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
4,250	2006年１月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド

4,250	2006年２月	国内	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
9,580	2006年８月	欧州または米国	韓国	サムソン重工業
4,250	2006年９月	地中海または米国	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
4,250	2006年12月	欧州または米国	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
9,580	2006年12月	欧州または米国	韓国	サムソン重工業
9,580	2007年４月	地中海または米国	韓国	サムソン重工業
9,580	2007年６月	地中海または米国	韓国	サムソン重工業
4,250（注２）	2006年４月	国内	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250（注２）	2006年５月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド

総積載能力：　134,336TEU

注：

(1)　これらの会社は当グループおよびその取締役とは無関係である。

(2)　当グループは、関係する造船会社との間の従前の購入契約に基づきこの船舶を購入するオプションを与えられていた。当該オプションは2004年４月に行使され、関係する購入契約は2004年６月９日以後に調印される予定である。

（中　略）

燃料

（中　略）

当グループは随時、国際ルート向けに、さまざまな船用燃料供給業者と固定価格、固定期間（一般に1年未満の期間）による契約も締結している。当グループは最近情報確認日時点で、フリソル・バンカリング（香港）リミテッド、チンブスコ（シンガポール）ピーティーワイ・リミテッド、およびパン・ネイション・ペトロケミカル・コ・リミテッドとのこうした契約の当事者であった。当グループは、燃料価格の変動に対するエキスポージャーを軽減するために、これらの固定価格の契約を締結している。当社取締役は2004年の燃料消費量の大部分を固定価格で確保するためにこれらの取り決めを利用することを目標としている。

（中　略）

安全対策

船舶の安全航行および汚染防止のための国際管理コード（以下「ISMコード」という。）は、船舶の安全管理・航行と汚染防止のための国際基準を規定している。中国はISMコード関連の条約に調印しており、中国ではその遵守が中国海事局（MSA）により義務づけられている。当グループの安全対策は、ISMコードの規定を遵守している。

ISMコードは貿易に携わるすべての海運業者に、適合証書（以下「DOC」という。）の発行を受けるよう義務づける。適合証書は、その海運業者がISMコードの義務を果たしていることを確認するものである。国際運送に使用される船舶はそれぞれ、DOCを1部保有していなければならない。DOCの有効期間は５年間であるが、海

運業者は年に１度審査を受ける。当初、当社はその船舶について2004年12月に満了する適合証書（以下「当初適合証書」という。）を保持していた。株式会社化された結果、その法的形態が変わったため、当社は自社の船舶にかかる暫定適合証書を改めて申請し、これを取得した。当該証書は2005年４月に満了する。ISMコードによると、当社は新たな法人組織のもとで初めて適合証書を申請するため、申請しうるのは有効期間が1年のみの暫定適合証書である。当社は、2004年末までに有効期間５年の適合証書を申請する予定であり、当社取締役は目下、かかる適合証書の取得に何らかの支障が生ずるとは予想していない。ISMコードは貿易に携わるすべての船舶に、安全管理証書（以下「SMC」という。）の発行も受けるよう義務づける。この証書は、海運業者とその船舶安全性管理者が、認定安全管理システムに従って運営していることを証明するものである。当グループが国際航路で使用する各船舶はSMCを取得している。中国船級協会は、SMCが発行または更新されてから３年以内にSMC関連の中間審査を行う。

環境保護

上で述べたとおり、当グループの安全・環境保護政策はISMコードの規定に従っている。合理的調査を行なったうえで、当社取締役は、当グループは実績判定期間中、中国の関連する環境保護法令に重大な違反を犯してはいないことを確認している。

コンテナ海運サービスのフロー

中国発の代表的な国際コンテナ海運サービスには、一般に以下のステップが含まれる。

- 顧客は、当グループの現地代理店に対し、予め合意されたまたは契約に基づき決定された価格その他の条件で予め決定された仕向地に貨物を輸送するための予約を行い、必要な書類と申告書を提出する。一般にその条件には、コンテナの積地と揚地、荷主の名称、荷受人の名称、仕向港、運送される財貨の内容などの情報が含まれる。
- 当グループの現地代理店は、顧客のために注文情報、必要な事務手続、申告書を完成する。
- 当グループが、決められた時間に空コンテナを顧客の倉庫（ここで財貨はコンテナに積まれる。）に引き渡すために国内運送業者を手配するか、または顧客が、財貨を直接当グループの指定倉庫に引き渡して、財貨はそこでコンテナに積まれる。
- コンテナへの積込みがなされると、指定の国内運送業者がコンテナを受け取り、トラック、鉄道、フィーダー船またはその組み合わせで港に運び、定時に出航する予定の船舶への積載に間に合わせる。
- 港では、コンテナが通関手続を経て、船舶の予め決められたスロットに直接積み込まれるか、または予定の船舶に積み込まれるまでターミナルで保管される。
- 船舶は、日数の決められた航行スケジュールに従って定時に出航する。こうした船舶は、当グループにより所有または傭船されているか、そうでなければ、当グループとの共同配船またはスロット交換・購入契約（かかる契約の詳細については、上記「共同配船およびスロット・チャーター」を参照のこと。）に従う他の独立の第三者に帰属している。
- 船舶が仕向港に到着すると、コンテナは、予め設定されたスケジュールに再び従って現地の船内荷役作業員により船から降ろされる。コンテナはその後、荷受人が通関手続を行うために仕向港のデポに保管される。仕向港でのコンテナの移動と保管、さらに仕向港からのコンテナの国内配送は、仕向港で現地代理店が手配する。中国と香港では、当グループは子会社を現地代理店としている。香港周辺では、（チャイナ・シッピングの事業拠点にある）チャイナ・シッピング・グループのメンバーである代理店を利用している。他の場所（とくにブルガリアなどの比較的小さい市場）では、独立の第三者の現地代理店と契約している。

- 荷受人の要請により、配送先顧客の敷地への積載コンテナの引き渡しについては、現地代理店が独立の第三者の国内運送業者と調整を行うことがある。
- 配送先顧客の工場または倉庫での貨物の荷降ろし後、空コンテナは、再積載のために輸出業者の倉庫か、または将来の使用のためにデポに輸送される。

（中　略）

販売とマーケティング

（中　略）

価格設定方針と支払い

国際航路について、当グループは、以下を含む数多くの要素に基づいて価格を設定している。すなわち、一般市場価格、所与の航路に関連するコスト、運送される貨物の性質である。当グループは競合他社の価格と同時に、関係海運同盟および組合により配布される価格ガイドラインを注視する。国内航路については、当グループは主に、市況と自身の航路の稼働率を考慮する。一般に当社取締役は、主に価格に基づく競争が、最善の競争戦略ではないと考えている。むしろ、当グループは質の高いサービスを提供し、顧客と長期的な関係を築くことで競争すべきであると考えている。当グループはそのサービスのほとんどを米ドル建てで提示しており、その2003年度の収益の約90.4%が外貨建てである。

当グループは一般に、コンテナ海運サービスについて２つの支払方法を提案している。すなわち、貨物運賃前払いと「海上運賃後払い」である。貨物運賃前払いの場合、仕向港に到着する前の貨物にかかる運賃、積み込みターミナル荷役料その他の手数料が荷主により前もって支払われる。仕向港の料金と費用は、荷受人が仕向地でコンテナを引き渡した時点で支払われる。こうした料金と費用には、文書手数料、仕向港のターミナル取扱料が含まれる。当グループの「海上運賃後払い」の場合、積み込みターミナル荷役料のみが荷主により前もって支払われる。運賃と残りの手数料は、貨物が仕向地に到着してから荷受人により支払われる。

当グループは、明確な支払条件を顧客に常に提示するわけではない。しかし、当グループの代理店が、当グループに代わって荷受人から回収した運賃を当グループに支払うまでには通常一定の時間がかかる。さらに、一般に当グループは、代理店との取引を定期的に決済するにすぎない。当グループの債権回収に要する平均日数は、2001年および2002年において約68日であった。2003年には、主として経営陣が顧客からの代金決済について与信管理を強化するよう努力したことにより、債券回収に要する平均日数は56日に短縮された。

当グループは顧客に、短期契約（1件の取引または運送毎の契約）と長期契約（一般に10ヵ月から1年間の契約）の双方を提案している。当グループの北米航路の（収益面で）大多数の契約は長期契約である一方、他の航路の契約の大多数は短期契約である。当グループの2003年度の総収益の55.5%が短期契約から、44.5%が長期契約からもたらされた。長期契約は、契約期間中の固定運賃と貨物積載量の保証を提供する。これは、長期契約がなければ直面するであろう要因（業界の循環性を含む。）によって引き起こされる当グループの収益変動を低減するのに役立つ。当グループはまた、一定の状況下では短期契約が有益であると考えている。これは、短期契約には価格設定における比較的高い柔軟性が見込まれるためで、このことは一部の市場で重要である。しかし、当グループは一般に、将来の売上高合計に占める長期契約の割合を増やす計画であり、とくに国際航路でそれを目指している。当グループはこの戦略の実施により、安定したコンテナ船腹需要を維持し、循環的市況低迷から自らを守る狙いである。

顧客

国際航路について、当グループの最終顧客を構成するのは一般に、（i）大手小売業者（ii）小規模小売業者、または（iii）NVOCCである。中国の国内航路では、顧客は一般に荷主か代理店である。一般的に、当グループの大口国際顧客は、海上運賃後払いベースで当グループと契約する。当グループの事業の過半数を占める小規模顧客は、貨物運賃前払いベースで当グループと契約するのが一般的である。

2003年12月31日に終了する３年間の各年について、当グループの顧客上位５社に対する売上高は金額でみて、当グループの各年の売上高合計の15%を下回る。

（中　略）

知的財産

当グループは一定の特許を所有しているが、商標は所有していない。最も重要なのは、「チャイナ・シッピング」という商標／サービス・マークの下で営業する当グループが、コンテナ海運事業を行なうためにチャイナ・シッピングからそれらを使用する許可を受けていることである。

チャイナ・シッピングは、チャイナ・シッピングに関連する商標のすべてを所有している。チャイナ・シッピング・グループの他の傘下企業もまた、他の事業についてかかる商標を使用する許可を得ている。当グループのみがこれらの商標の使用許可を得ているわけではないため、チャイナ・シッピングは、これらの商標の所有権を当グループに譲渡する考えはない。商標ライセンス契約のもとで、これらの商標は、チャイナ・シッピングがかかる商標の所有者であり、かつ当社の支配株主（上場規則のもとで定義されるところによる。）であり続ける限り、当グループに使用が許可される。こうした知的財産権の詳細については、「(2)チャイナ・シッピング・グループとの関係 － 関連取引」を参照されたい。

情報システム

チャイナ・シッピングは1998年12月、海運業・運送業向け情報技術システムのプロバイダーであるThru Transport Systems International Limited（以下「TTS」という。後にQiva Inc.と改名され、現在は清算され、既に存在していない。）と契約した。この契約に従って、チャイナ・シッピングは、TTSの「トレードシップ・システム」の標準バージョンを世界規模で顧客数の制限なしに使用するライセンスを付与された。上記の契約の下、当社は、トレードシップ・システムの公認ユーザである。トレードシップ・システムは以下の用途をもつ。

- 見積提示。このモジュールは、データ入力を加速するためにデータコードを使用して、顧客への運賃の見積提示を容易にする。これは、正確な最新情報が常に使用されていることを確実にすることを目的とする。このモジュールはまた、過去の記録を保存し、当グループが顧客に対しより良いサービスを提供できるようにする。
- 予約。このモジュールは、さまざまな場所で貨物予約関連のデータを追跡し、制御する管理ツールとして使用することができる。
- 文書作成。このモジュールは、船荷証券、積荷目録、貨物引換証など輸出貨物関連文書を作成する。
- 設備制御。このモジュールは、当グループとその代理店が、コンテナの動きを記録し、追跡し、国内外のデポの貯蔵レベルを制御することを可能にする。
- 複合一貫運送。このモジュールは、国内接続貨物の動きを登録し、制御するのに使用することができる。これには、運送業者への職務割当が含まれる。
- 顧客情報システム。このモジュールは、顧客に一定のデータ（航行スケジュール、稼働率を含む）を提供するために、他のすべてのモジュールから情報を引き出して関連統計分析を行う。

トレードシップ・システムのサーバは当社の上海本社にある。（インターコンチネンタル・コンピュータが運営する）CST上海は、当社との契約に基づき、トレードシップ・システムの技術支援を行う。

（中　略）

基準

当グループは、以下の基準に基づいて本書で言及されているさまざまな統計・データを収集した。

● **当グループの船隊**

本書を通じて、当グループが傭船に出している船舶は、当グループが運航する船隊の一部に含まれている。さらに、当グループが珠江デルタと長江で運航する自己所有船舶・傭船船舶は、当グループの運航中の船隊の計算には含まれていない。これは、そうした船舶のリース期間が短く、その総数が頻繁に変化するためである。珠江デルタと長江を航行する船舶に帰属する運航能力は取るに足りないと当社取締役は考える。しかし、珠江デルタと長江を航行する当グループの船舶が扱うコンテナ総数（単位：TEU）は、当グループが引渡し、または運送した実入りコンテナ総数（単位：TEU）に加算される。

● **実際に引き渡され、または運送された実入りコンテナの総数（単位：TEU）**

コンテナ運送に際して、各コンテナは、各港（国内港または国際港）で船舶に積載されて仕向港に到着する度に加算される。当社取締役は、この計算方法が業界慣行に一致していると考える。

● **稼働率**

これは、運送され、または引き渡される実入りコンテナ総数（単位：TEU）を、その特定航路を航行する当グループの船隊の積載能力で除して計算される。コンテナが航路またはサブ・ルートの各寄港地で積み替えられたり、新しいコンテナに置き換えられたりすることがあるため、また、上記のように各コンテナが各港で船舶に積載される度に加算されるため、稼働率は100%を超えることがある。

● **サブ・ルート総数**

本書では、当グループが珠江デルタと長江で運航するサブ・ルート・サービスは、その日程、寄港地、数量が航路の需要と取引高によって非常に頻繁に変化するため、サブ・ルート総数に加算されていない。しかし、珠江デルタと長江を航行する当グループの船舶が取り扱うコンテナ総数（単位：TEU）は、当グループが引き渡したまたは運送した実入りコンテナ総数（単位：TEU）に加算されている。

〈訂正後〉

概　観

当グループは、中国に本社を置く世界有数の最も急速に成長するコンテナ海運会社の1つである。当社は、主に国際および国内コンテナ海上輸送の運航と管理に従事している。BRS-アルファライナー(注1)によると、当グループは、2004年４月30日時点で、積載能力に関して世界で10番目に大きなコンテナ海運会社にランクされた。2004年４月30日時点で、当グループは、総積載能力が約215,691TEUの113隻の船隊を運航していた(そのうち総積載能力7,254TEUの16隻を傭船に出していた)。隻数計算基準の詳細については、下記「基準」を参照されたい。さらに、これらの船舶のうち25隻の積載能力は、4,000TEUを超えていた。当グループの船隊の船舶の平均船齢は、2004年４月30日時点で約9.7年であったが、一方で当グループの4,000TEUおよび5,000TEUを超える積載能力の船舶の平均船齢はそれぞれ1.6年および1.7年であった。当グループの船隊の総積載能力は、2003年12月31日までの５年間にわたって、年複利増加率約19.3%で急成長を遂げた。

（中　略）

主要な強み

当グループは、以下のような主要な強みをもつと考えている。

● 輸出産業を急速に育成してきた中国の市場における主導的地位

BRS-アルファライナーによると、当グループは、世界で上位10位のコンテナ海運会社のうち中国に本社を置くわずか２社のうちの１社である。2004年の輸出および実質GDPの成長率が、それぞれ14%および7.9%と見積もられており、中国は速いスピードで「世界の工場」になりつつある。中国の港の取扱能力は、2003年に4,870万TEUに達し、これは前年比で30.8%の成長率となり、中国国家統計情報センターによると、2003年の中国の港の取扱能力は他のどの国の港よりも高かった。当グループは、上海に本社があり、中国に大部分の管理と業務の拠点があるため、中国貿易の成長によって生じる全世界向けのコンテナ海運サービス需要を満たす態勢を十分に整えている。当グループはまた、2004年４月30日時点で、約215,691TEUの総積載能力を備えた113隻の船舶を運航していた。2004年３月31日時点で、当グループは、90を超える港を含む44の航路に沿って国際海運サービスを提供し、そのうち13が当グループが単独で運航する航路、10が共同配船航路であり、21は他の海運会社が運航する航路であったが、この場合にはコンテナのスペースが、スロット交換・購入契約に基づき当グループに提供された。当社取締役は、当グループが、中国国内のコンテナ海運市場で支配的な市場リーダーであると考えている。当グループは、国内コンテナ海運市場における営業免許を保有している。最近情報確認日時点で、中国国内でコンテナ輸送サービスの提供を認められている外国の登録海運会社は一社もない。当社の販売代理店として行動する地域子会社の支援を得て、当グループは、幅広い顧客から増大しつつある国際および国内コンテナ輸送取引を勧誘することができる。

● 船舶運航経費の安い新しい船隊

コンテナライゼーション・インターナショナル社の情報によると、当グループは2004年２月15日に、上位20位の海運コンテナ会社の中で、積載能力全体に対してその船隊中の新しい船舶（船齢０～４年）が占める比率が、他の会社よりも高かった。2004年４月30日時点で、当グループの船舶の平均船齢は約9.7年であり、4,000TEUを超える積載能力の船舶の92%（すなわち23隻）が船齢３年未満であった。2004年４月30日時点において、当グループはまた、新たに24隻の新しい船舶の購入注文を行い、さらに13隻の新しい船舶も傭船することに合意した。これらの船舶はすべて、2004年から2007年までに引き渡される。これらの比較的若いまたは新規注文船舶は比較的大きな積載能力(4,000TEU以上)をもつ見込みであり、これによって当グループのTEU当たりの固定営業費が削減されるはずである。そのうえ、船齢の若い船舶は運航速度が速く、船齢の高い船舶よりも短時間で航海を終えることができるため、航路において高い航海頻度を維持できるというのが当社取締役の考えである。さらに、適切な整備・修繕計画により、これらの新造船は一定の期間内により多くのコンテナを輸送することができ、それはTEU当たりの固定営業

費を下げることにつながる。

● 市場機会の開拓および戦略的な船隊の拡大

当グループは、コンテナ海運業界が2000年から2002年まで景気低迷状態にある間に、相当数の船舶（合計で33隻）の船舶の購入注文を行い、定期傭船契約をした。景気低迷状態にある間に当グループがこれらの船舶を発注したため、比較的低コストでこれらの船舶を取得することができ、その結果当グループは、その能力増強コストを大幅に削減できたと当社取締役は考えている。さらに、当グループが最近発注した船舶の多くが、コンテナ海運市場における現在の景気回復が継続するであろうと当社取締役が考えている期間に間に合うように、2004年から2006年までに引き渡されたか、または引き渡されることになっている。

（中　略）

事業展開

（中　略）

年末	1997年	1998年	1999年	2000年	2001年	2002年	2003年	5年間の年複利成長率（1999年～2003年）
総積載能力（TEU）（注1）	5,621	19,249	98,151	119,361	149,505	168,330	198,490	19.3%
実際に引き渡された実入りコンテナ換算のTEU量	48,034	249,249	778,007	1,462,700	1,804,560	2,392,642	2,834,207	38.2%
年末に運航されている船舶の合計隻数（注1）	15	48	93	101	102	106	111	4.5%
2,000TEUを超える積載能力の船舶の総隻数（注1）	–	–	19	20	29	37	40	20.5%
国際航路数（注2）	7	19	18	30	33	32	34	17.2%
総収益（百万人民元）	151	981	2,912	7,063	7,795*	10,522*	15,276*	51.3%

（中　略）

本組織再編

（中　略）

注：

(1)　当社は、当社が40%の持分を保有しているCS（海南）を除き、これらの会社のそれぞれの登録資本の90%を所有している。CS（海南）は当社の子会社とみなされる。所有構造にかかわらず、本書の日付現在、当社は、CS（海南）の定款に従って、CS（海南）の取締役総数の過半数を任命する権限を有しており、このため、同社の取締役を支配している。これらの会社は（それぞれの子会社を合わせて）すべてが、現地代理店サービスを提供している。これらの各会社における残りの発行済株式の持分は、最終的にチャイナ・シッピングにより支配されている。

(2)　登録資本の別の30%をCS（ロジスティクス）が、また残りの30%を蘇州ストーレジが保有している。CS（洋浦）レフリジェレーションは当社の子会社とみなされる。所有構造にかかわらず、本書の日付現在、当社は、CS（洋浦）レフリジェレーションの定款に従って、CS（洋浦）レフリジェレーションの取締役総数の過半数を任命する権限を有しており、このため同社の取締役を支配している。CS（洋浦）レフリジェレーションが適法に従事する権利を与えられている事業分野は、コンテナの輸送、配置および保管、冷蔵、倉庫保管、および保管事業、コンテナおよびシャーシの検査と修繕、冷蔵コンテナ用発電機の輸

入、機器のリース、輸出入および供給、ならびに外部技術コンサルティングなどである。CS（洋浦）レフリジェレーションは、当グループのために主にコンテナの管理および修繕サービスを実施している。

（中　略）

国際市場および航路

（中　略）

以下は、2004年３月31日時点の当グループの国際海運網（単独運航および共同配船航路（またはサブ・ルート）、ならびに当グループがスロット交換および／または購入契約に従ってアクセスできる航路（またはサブ・ルート）を含む。）に含まれる一部の港と地域の地図である。

（中　略）

欧州および地中海市場

当グループは、1999年４月に欧州および地中海市場で運航を開始した。2003年に欧州・地中海の航路およびサブ・ルートは、当グループの国際海上輸送総量の約28.9%を占めた。当グループは2004年３月31日時点で、３つの航路（２つの共同配船航路を含む）および１つのサブ・ルートを運航し、他の海運会社が運航するその他３つの航路でコンテナ・スロットを与えられるスロット交換・購入契約の当事者であった。これらの航路は西欧と地中海地域の港でサービスを提供しており、欧州・地中海航路およびサブ・ルートを運航する当グループの船舶の総隻数は22隻であった。

2004年３月31日現在、当グループの欧州・地中海航路は、ハンブルグ、ロッテルダム、ジェノバ、ピラエウス、アントワープおよびフェリクストゥなど、欧州と地中海の特定の主要港に寄港していた。これらの航路は、上海、大連、青島、天津、連雲港、寧波、アモイ、深センなどの中国の各港、ならびに香港およびマレーシアのポートケランなど、その他の場所の港にも寄港する。全般に、当グループの欧州・地中海航路は、他のいずれの国際航路よりも多くの中華人民共和国の港にサービスを提供している。

（中　略）

その他の国際市場

（中　略）

2004年３月31日現在、当グループは、MAXおよび世界一周（以下「RTW」という。）の共同配船航路など異なる地域の市場に及ぶさまざまな航路の運航も行っていた。2004年３月31日現在、当グループはまた、ZCS航路についてもスロット交換契約の当事者であった。

当グループは2003年10月に、地中海と米国東海岸とを結ぶMAX共同配船航路の運航を開始した。2004年３月31日時点でこの航路は、マルタ、ジェノバ、バレンシア、リスボン、ニューヨーク、ノーフォーク、サバンナおよびポート・エバグレードなど、地中海と米国東海岸の特定の主要港に寄港した。

さらに、当グループは2004年２月に、RTW共同配船航路の運航も開始した。2004年３月31日現在で、この航路は上海、ポートケラン、コロンボ、フェリクストゥ、ロッテルダム、ハンブルグ、ニューヨークおよびロサンゼルスなど、世界各国の特定の主要港に寄港した。

さらに、2004年３月31日現在、当グループは、ZCS航路でコンテナ・スロットを与えられるスロット交換契約の当事者であった。同日現在、この航路は、ハイファ、ピラエウス、リボルノおよびバルセロナを含む特定の主要港に寄港していた。

（中　略）

スロット交換・購入契約

これらの契約に基づいて、コンテナ海運会社は、ある船舶のコンテナ・スペースを、別のコンテナ海運会社に提供することができる。海運会社はスロットを交換することもあれば、1つの海運会社が、同様の、または異なる契約に基づきパートナーからスロットを購入しまたは借りることもある。当グループは、市況および積載能力に応じて、スロット交換・購入契約を結び、もしこうした契約を結ばなければ特定の航路でサー

ビスを提供できないであろう市場で、コンテナ・スペースの使用権を取得する。さらに、当グループは、当グループがすでに運航している航路と類似した航路で追加の積載能力を得るためのスロット交換契約も締結する。この種の双方の契約のおかげで、当グループは、当グループの船隊だけに頼った場合よりも、低い資本的支出で、特定の航路に沿って頻度の高い運航計画を顧客に提供することができる。一般に、これらの契約の期間は1～3年であるが、自動更新される。

2004年3月31日現在で、当グループは、他の海運会社が運航する21の航路でコンテナ・スロットを与えられるいくつかのスロット交換契約の当事者であった。加えて、当グループは、11の国際サブ・ルートでコンテナ・スロットを与えられるスロット交換・購入契約の当事者でもあった。これらのスロット交換・購入契約のおかげで、当グループは、北米、欧州／地中海、オーストラリアおよび極東アジアを含めて、世界の主要貿易地域のいくつかにある特定の港にサービスを提供する航路およびサブ・ルートにアクセスすることができる。

（中　略）

サブ・ルート・サービス

サブ・ルートは、国内の寄航港を結ぶことによって当グループの国際航路および国内航路を補うことを意図するものである。当グループは、これらのサービスを他の海運会社にも提供している。サブ・ルートは補足的サービスであるため、それぞれの運航計画と仕向地は、サブ・ルートがサービスを提供する航路のニーズに応じて変化する。当グループのサブ・ルート・サービスは、当社と上海プハイの両社が運航している。チャイナ・シッピング・グループのメンバーであるユニバーサル・シッピング（アジア）カンパニー・リミテッドも、当グループの既存サブ・ルート・サービス網を補うためのサブ・ルート・サービスを提供している。詳細については、「(2)チャイナ・シッピング・グループとの関係－競合取引禁止」、および「同－関連取引」を参照されたい。

（中　略）

船舶およびコンテナ

船隊の構成

（中　略）

当グループの船舶は、3つの種類（すなわち自己所有、定期傭船契約および裸傭船契約）の船舶に分けることができる。

本書全体にわたって、当グループが傭船に出した船舶は、当グループの運航中の船隊の一部に含めた。2004年4月30日時点で、個々の積載能力が1,000TEU未満で（積載能力が3,607TEUの1隻を除く。）、総積載能力が7,254TEUの合計16隻の小型船を傭船に出した。その他の基準および仮定に関しては、下記「基準」を参照されたい。

（中　略）

新しい船舶への投資計画

下記の表は、2004年４月30日時点に当グループが購入注文していたコンテナ船の主要な特徴の一部を示している。

積載能力（TEU）	契約上の最終引渡日または通知された引渡日	予定される市場	造船国	造船会社名（注１）
5,688	2004年６月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）コ・リミテッド
8,076	2004年８月	欧州	韓国	サムソン重工業
5,688	2004年８月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）コ・リミテッド
5,688	2004年10月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）コ・リミテッド
5,688	2005年２月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）コ・リミテッド
4,250	2005年７月	地中海または米国	中国	フドンーゾンファ・シップビルディング（グループ）コ・リミテッド
4,250	2005年８月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005年９月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005年９月	地中海または米国	中国	フドンーゾンファ・シップビルディング（グループ）コ・リミテッド
5,688	2005年９月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）コ・リミテッド
4,250	2005年10月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005年11月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005年12月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド

4,250	2005年12月	オーストラリア	中国	フドンーゾンファ・シップビルディング（グループ）コ・リミテッド
4,250	2006年１月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2006年２月	国内	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
9,580	2006年８月	欧州または米国	韓国	サムソン重工業
4,250	2006年９月	地中海または米国	中国	フドンーゾンファ・シップビルディング（グループ）コ・リミテッド
4,250	2006年12月	欧州または米国	中国	フドンーゾンファ・シップビルディング（グループ）コ・リミテッド
9,580	2006年12月	欧州または米国	韓国	サムソン重工業
9,580	2007年４月	地中海または米国	韓国	サムソン重工業
9,580	2007年６月	欧州または米国	韓国	サムソン重工業
4,250（注２）	2006年４月	国内	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250（注２）	2006年５月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド

総積載能力：　134,336TEU

注：

(1)　これらの会社は当グループおよびその取締役とは無関係である。

(2)　当グループは、関係する造船会社との間の従前の購入契約に基づきこの船舶を購入するオプションを与えられていた。当該オプションは2004年４月に行使され、関係する購入契約は2004年６月９日以後に調印される予定である。

（中　略）

燃料

（中　略）

当グループは随時、国際ルート向けに、さまざまな船用燃料供給業者と固定価格、固定期間（一般に1年未満の期間）による契約も締結している。当グループは最近情報確認日時点で、フリソル・バンカリング（香港）リミテッド、チンブスコ（シンガポール）ピーティーイー・リミテッド、およびパン・ネイション・ペトロケミカル・コ・リミテッドとのこうした契約の当事者であった。当グループは、燃料価格の変動に対するエキスポージャーを軽減するために、これらの固定価格の契約を締結している。当社取締役は2004年の燃料消費量の大部分を固定価格で確保するためにこれらの取り決めを利用することを目標としている。

（中　略）

安全対策

船舶の安全航行および汚染防止のための国際管理コード（以下「ISMコード」という。）は、船舶の安全管理・航行と汚染防止のための国際基準を規定している。中国はISMコード関連の条約に調印しており、中国ではその遵守が中国海事局（MSA）により義務づけられている。当グループの安全対策は、ISMコードの規定を遵守している。

ISMコードは貿易に携わるすべての海運業者に、適合証書（以下「DOC」という。）の発行を受けるよう義務づける。適合証書は、その海運業者がISMコードの義務を果たしていることを確認するものである。国際運送に使用される船舶はそれぞれ、DOCを1部保有していなければならない。DOCの有効期間は５年間であるが、海運業者は年に１度審査を受ける。当初、当社はその船舶について2004年12月に満了する適合証書（以下「当初適合証書」という。）を保持していた。株式会社化された結果、その法的形態が変わったため、当社は自社の船舶にかかる暫定適合証書を改めて申請し、これを取得した。当該証書は2005年４月に満了する。ISMコードによると、当社は新たな法人組織のもとで初めて適合証書を申請するため、申請しうるのは有効期間が1年のみの暫定適合証書である。当社は、2004年末までに有効期間５年の適合証書を申請する予定であり、当社取締役は目下、かかる適合証書の取得に何らかの支障が生ずるとは予想していない。ISMコードは貿易に携わるすべての船舶に、安全管理証書（以下「SMC」という。）の発行も受けるよう義務づける。この証書は、海運業者とその船舶安全性管理者が、認定安全管理システムに従って運営していることを証明するものである。当グループが国際航路で使用する各船舶は関連するSMCを取得している。

環境保護

上で述べたとおり、当グループの安全・環境保護政策はISMコードの規定に従っている。合理的調査を行なったうえで、当社取締役は、当グループは実績判定期間中、中国の関連する環境保護法令に重大な違反を犯してはいないことを確認している。

コンテナ海運サービスのフロー

中国発の代表的な国際コンテナ海運サービスには、一般に以下のステップが含まれる。

- 顧客は、当グループの現地代理店に対し、予め合意されたまたは契約に基づき決定された価格その他の条件で予め決定された仕向地に貨物を輸送するための予約を行い、必要な書類と申告書を提出する。一般にその条件には、コンテナの積地と揚地、荷主の名称、荷受人の名称、仕向港、運送される財貨の内容などの情報が含まれる。
- 当グループの現地代理店は、顧客のために注文情報、必要な事務手続、申告書を完成する。
- 当グループが、決められた時間に空コンテナを顧客の倉庫（ここで財貨はコンテナに積まれる。）に引き渡すために国内運送業者を手配するか、または顧客が、財貨を直接当グループの指定倉庫に引き渡して、財貨はそこでコンテナに積まれる。
- コンテナへの積込みがなされると、指定の国内運送業者がコンテナを受け取り、トラック、鉄道、フィーダー船またはその組み合わせで港に運び、特定時に出航する予定の船舶への積載に間に合わせる。
- 港では、コンテナが通関手続を経て、船舶の予め決められたスロットに直接積み込まれるか、または予定の船舶に積み込まれるまでターミナルで保管される。
- 船舶は、日数の決められた航行スケジュールに従って定時に出航する。こうした船舶は、当グループにより所有または傭船されているか、そうでなければ、当グループとの共同配船またはスロット交換・購入契約（かかる契約の詳細については、上記「共同配船およびスロット・チャーター」を参照のこと。）に従う他の独立の第三者に帰属している。

- 船舶が仕向港に到着すると、コンテナは、予め設定されたスケジュールに再び従って現地の船内荷役作業員により船から降ろされる。コンテナはその後、荷受人が通関手続を行うために仕向港のデポに保管される。仕向港でのコンテナの移動と保管、さらに仕向港からのコンテナの国内配送は、仕向港で現地代理店が手配する。中国と香港では、当グループは子会社を現地代理店としている。香港周辺では、(チャイナ・シッピングの事業拠点にある) チャイナ・シッピング・グループのメンバーである代理店を利用している。他の場所 (とくにブルガリアなどの比較的小さい市場) では、独立の第三者の現地代理店と契約している。
- 荷受人の要請により、配送先顧客の敷地への積載コンテナの引き渡しについては、現地代理店が独立の第三者の国内運送業者と調整を行うことがある。
- 配送先顧客の工場または倉庫での貨物の荷降ろし後、空コンテナは、再積載のために輸出業者の倉庫か、または将来の使用のためにデポに輸送される。

(中　略)

販売とマーケティング

(中　略)

価格設定方針と支払い

国際航路について、当グループは、以下を含む数多くの要素に基づいて価格を設定している。すなわち、一般市場価格、所与の航路に関連するコスト、運送される貨物の性質である。当グループは競合他社の価格と同時に、関係海運同盟および組合により配布される価格ガイドラインを注視する。国内航路については、当グループは主に、市況と自身の航路の稼働率を考慮する。一般に当社取締役は、主に価格に基づく競争が、最善の競争戦略ではないと考えている。むしろ、当グループは質の高いサービスを提供し、顧客と長期的な関係を築くことで競争すべきであると考えている。当グループはそのサービスのほとんどを米ドル建てで提示しており、その2003年度の収益の約90.4%が外貨建てである。

当グループは一般に、コンテナ海運サービスについて２つの支払方法を提案している。すなわち、貨物運賃前払いと「海上運賃後払い」である。貨物運賃前払いの場合、仕向港に到着する前の貨物にかかる運賃、積み込みターミナル荷役料その他の手数料が荷主により前もって支払われる。仕向港の料金と費用は、荷受人により、仕向地でコンテナを引き渡した時点で支払われる。こうした料金と費用には、文書手数料、仕向港のターミナル取扱料が含まれる。当グループの「海上運賃後払い」の場合、積み込みターミナル荷役料のみが荷主により前もって支払われる。運賃と残りの手数料は、貨物が仕向地に到着してから荷受人により支払われる。

当グループは、明確な支払条件を顧客に常に提示するわけではない。しかし、当グループの代理店が、当グループに代わって荷受人から回収した運賃を当グループに支払うまでには通常一定の時間がかかる。さらに、一般に当グループは、代理店との取引を定期的に決済するにすぎない。当グループの債権回収に要する平均日数は、2001年および2002年において約68日から72日であった。2003年には、主として経営陣が顧客からの代金決済について与信管理を強化するよう努力したことにより、債権回収に要する平均日数は56日に短縮された。

当グループは顧客に、短期契約 (1件の取引または運送毎の契約) と長期契約 (一般に10ヵ月から1年間の契約) の双方を提案している。当グループの北米航路の (収益面で) 大多数の契約は長期契約である一方、他の航路の契約の大多数は短期契約である。当グループの2003年度の総収益の55.5%が短期契約から、44.5%が長期契約からもたらされた。長期契約は、契約期間中の固定運賃と貨物積載量の保証を提供する。これは、長期契約がなければ直面するであろう要因 (業界の循環性を含む。) によって引き起こされる当グループの収益変動を低減するのに役立つ。当グループはまた、一定の状況下では短期契約が有益であると考えている。これは、短期契約には価格設定における比較的高い柔軟性が見込まれるためで、このことは一部の市場で重要である。しかし、当グループは一般に、将来の売上高合計に占める長期契約の割合を増やす計画であり、

とくに国際航路でそれを目指している。当グループはこの戦略の実施により、安定したコンテナ船腹需要を維持し、循環的市況低迷から自らを守る狙いである。

顧客

国際航路について、当グループの最終顧客を構成するのは一般に、(i) 大手小売業者 (ii) 小規模小売業者、または (iii) 非船舶運航業者 (NVOCC) である。中国の国内航路では、顧客は一般に荷主か代理店である。一般的に、当グループの大口国際顧客は、海上運賃後払いベースで当グループと契約する。当グループの事業の過半数を占める小規模顧客は、貨物運賃前払いベースで当グループと契約するのが一般的である。

2003年12月31日に終了する3年間の各年について、当グループの顧客上位5社に対する売上高は金額でみて、当グループの各年の売上高合計の15%を下回る。

（中　略）

知的財産

当グループは一定の特許を所有しているが、商標は所有していない。最も重要なのは、「中」という商標／サービス・マークの下で営業する当グループが、コンテナ海運事業を行なうためにチャイナ・シッピングからそれらを使用する許可を受けていることである。

チャイナ・シッピングは、その他関連する商標のすべてを所有している。

チャイナ・シッピング・グループの他の傘下企業もまた、他の事業についてかかる商標を使用する許可を得ている。当グループのみがこれらの商標の使用許可を得ているわけではないため、チャイナ・シッピングは、これらの商標の所有権を当グループに譲渡する考えはない。商標ライセンス契約のもとで、これらの商標は、チャイナ・シッピングがかかる商標の所有者であり、かつ当社の支配株主（上場規則のもとで定義されるところによる。）であり続ける限り、当グループに使用が許可される。したがって、当社取締役は、当グループがその事業を継続する目的でこれらの商標を使用するのに十分の権利があるとの見解である。こうした知的財産権の詳細については、「(2)チャイナ・シッピング・グループとの関係 ― 関連取引」を参照されたい。

情報システム

チャイナ・シッピングは1998年12月、海運業・運送業向け情報技術システムのプロバイダーであるThru Transport Systems International Limited（以下「TTS」という。後にQiva Inc.と改名され、現在は清算され、既に存在していない。）と契約した。この契約に従って、チャイナ・シッピングは、TTSの「トレードシップ・システム」の標準バージョンを世界規模で顧客数の制限なしに使用するライセンスを付与された。上記の契約の下、当社は、トレードシップ・システムの公認ユーザである。トレードシップ・システムは以下の用途をもつ。

- 見積提示。このモジュールは、データ入力を加速するためにデータコードを使用して、顧客への運賃の見積提示を容易にする。これは、正確な最新情報が常に使用されていることを確実にすることを目的とする。このモジュールはまた、過去の記録を保存し、当グループが顧客に対しより良いサービスを提供できるようにする。
- 予約。このモジュールは、さまざまな場所で貨物予約関連のデータを追跡し、制御する管理ツールとして使用することができる。
- 文書作成。このモジュールは、船荷証券、積荷目録、貨物引換証など輸出貨物関連文書を作成する。
- 設備制御。このモジュールは、当グループとその代理店が、コンテナの動きを記録し、追跡し、国内外のデポの貯蔵レベルを制御することを可能にする。
- 複合一貫運送。このモジュールは、国内接続貨物の動きを登録し、制御するのに使用することができる。これには、運送業者への職務割当が含まれる。

● 顧客情報システム。このモジュールは、顧客に一定のデータ（航行スケジュール、空き状況を含む）を提供するために、他のすべてのモジュールから情報を引き出して関連統計分析を行う。

トレードシップ・システムのサーバは当社の上海本社にある。（インターコンチネンタル・コンピュータが運営する）CST上海は、当社との契約に基づき、トレードシップ・システムの技術支援を行う。

（中　略）

基準

当グループは、以下の基準に基づいて本書で言及されているさまざまな統計・データを収集した。

● **当グループの船隊**

本書を通じて、当グループが傭船に出している船舶は、当グループが運航する船隊の一部に含まれている。さらに、当グループが珠江デルタと長江で運航する自己所有船舶・傭船船舶は、当グループの運航中の船隊の計算には含まれていない。これは、そうした船舶のリース期間が短く、その総数が頻繁に変化するためである。珠江デルタと長江を航行する船舶に帰属する運航能力は取るに足りないと当社取締役は考える。しかし、珠江デルタと長江を航行する当グループの船舶が扱うコンテナ総数（TEU換算）は、当グループが引渡し、または運送した実入りコンテナ総数（TEU換算）に加算される。

● **実際に引き渡され、または運送された実入りコンテナの総数（TEU換算）**

コンテナ運送に際して、各コンテナは、各港（国内港または国際港）で船舶に積載されて仕向港に到着するまでを一回として計算する。当社取締役は、この計算方法が業界慣行に一致していると考える。

● **稼働率**

これは、運送され、または引き渡される実入りコンテナ総数（TEU換算）を、その特定航路を航行する当グループの船隊の積載能力で除して計算される。コンテナが航路またはサブ・ルートの各寄港地で積み替えられたり、新しいコンテナに置き換えられたりすることがあるため、また、上記のように各コンテナが各港で船舶に積載される度に加算されるため、稼働率は100％を超えることがある。

● **サブ・ルート総数**

本書では、当グループが珠江デルタと長江で運航するサブ・ルート・サービスは、その日程、寄港地、数量が航路の需要と取引高によって非常に頻繁に変化するため、サブ・ルート総数に加算されていない。しかし、珠江デルタと長江を航行する当グループの船舶が取り扱うコンテナ総数（TEU換算）は、当グループが引き渡したまたは運送した実入りコンテナ総数（TEU換算）に加算されている。

(2) チャイナ・シッピング・グループとの関係

〈訂正前〉

はじめに

当社は創設以来、その事業のさまざまな分野においてチャイナ・シッピングとの間に取引関係を築いてきた。これら取決めの詳細については、以下の「関連取引」を参照されたい。

グローバル・オファリングの完了直後において（超過割当オプションの行使がないことを前提とすると）、チャイナ・シッピングは当社の増資後発行済株式資本の59.87%を所有することとなり、当社の支配株主となる。チャイナ・シッピングは当社の支配株主として、支配株主の権利のすべてを行使することができ、その中には当社取締役の選任、定款変更についての議決権行使が含まれる。

チャイナ・シッピングは、国有資産監督管理委員会直轄の主要な国有企業の一つであり、さまざまな地域、業種および国にわたって営業する巨大な海運コングロマリットである。現在、チャイナ・シッピングおよびその子会社(当グループを含む。）は、石油タンカー、不定期貨物船、旅客船、コンテナ船および特殊貨物船から成る５つの特殊海運船隊を擁している。当グループは主として、国際および国内のコンテナ海上輸送の運営・管理に携わっている。CSDCは主として、バルク貨物および石油の中国国内および国際輸送に従事している。CSHHは主として、特殊貨物船の船隊を運営している。チャイナ・シッピングの他の子会社は、旅客船隊ならびに総合ロジスティクス、ターミナル管理、金融および投資、エンジニアリングおよび労務サービス、供給および取引ならびに情報技術など多角化された事業に従事している。

最近情報確認日現在、チャイナ・シッピングはCSDCおよびCSHHに対しそれぞれ50.5%および38.7%の持分を保有しており、両社はともに公開会社である。CSDC はＨ株式およびＡ株式がそれぞれ香港証券取引所および上海証券取引所に上場されている中国企業であり、CSHHは、Ａ株式が上海証券取引所で取引されている中国企業である。

（中　略）

	12月31日に終了した年度		
	2001年	2002年	2003年
当グループがチャイナ・シッピング・グループから受領した収益合計が当グループの売上高合計に占める割合	7.7%	10.0%	8.6%
当グループがチャイナ・シッピング・グループに対して負担した費用合計が当グループの営業費用合計に占める割合	17.0%	22.7%	25.6%
ファイナンス・リース債務の利息相当部分および利息としてチャイナ・シッピング・グループに対して支払われた財務費用が当グループの財務費用合計に占める割合			
●ファイナンス・リース債務の利息相当分（注１）	60.7%	49.4%	45.0%
●利息	6.7%	18.4%	13.9%

（中　略）

競合取引禁止

（中　略）

ii）もし、チャイナ・シッピングまたはその子会社（当グループを除く。）が、当該事業に投資し、参加し、これを開発し、運営しまたは従事し、あるいはその持分を取得する機会がある場合には、速やかに当社に通知し、まず当社がチャイナ・シッピングまたはその子会社が享受しうる条件よ

り不利でない条件でかかる事業に投資し、参加し、これを開発し、運営し、従事しまたは持分を取得する機会を得られるよう最善を尽くすこと。

当社は、もし当該事業に参加する機会が生じた場合には、非業務執行社外取締役で構成される独立した取締役会付属の委員会を組織し、当グループが当該事業に参加する機会を引受けるかまたは拒否すべかを独自に審査・決定するようにし、当社は、必要な場合、これに関して発表を行ない、かつその他の点では上場規則の要件に従う。

チャイナ・シッピングは、上記に掲げる子会社6社が従事している事業活動で、当グループの事業と類似するものは以下の通りであることを確認している。

(a)仁川フェリー: 中国と韓国との間の定期船による旅客および貨物混合輸送サービス

(b)ユニバーサル・シッピング(アジア)カンパニー・リミテッド: (i) 香港、マカオおよび珠河デルタ地域と(ii) 香港、深センおよびベトナムとの間を結ぶコンテナによる貨物のサブ・ルート・サービス

(c)CS ロジスティクス: コンテナ貨物取扱代行サービス

(d)リッチ・シッピング・ロジスティクス: コンテナ貨物取扱代行サービス

(e)チャイナ・シッピング・エージェンシー: コンテナ貨物取扱代行サービス

(f)CSカンボジア:カンボジアにおけるコンテナ貨物サブ・ルート・サービスおよびコンテナ定期船および貨物取扱代行サービス

これら6つの子会社は、コングロマリットの傘下に保有しているさまざまな海運事業を補完するためにチャイナ・シッピングにより設立されたものである。

チャイナ・シッピングは、仁川フェリーおよびユニバーサル・シッピング(アジア)カンパニー・リミテッド が行なっている定期船サービスは、以下の点で当グループが行なっている現在のコンテナ輸送事業と直接または間接的に競合し、またはそれらに抵触するものではないと確認している。すなわち、(i) 仁川フェリーが使用している船舶は、旅客と貨物の混合船舶であり、コンテナ船ではないこと、(ii) ユニバーサル・シッピング(アジア)カンパニー・リミテッドが使用している船舶ははしけであってコンテナ船ではなく、当グループが使用している船舶に比べその輸送能力ははるかに小さいこと(通常、200TEU未満)。実際、ユニバーサル・シッピング(アジア)カンパニー・リミテッドは、当グループにサブ・ルート・サービスを提供しており、当グループの主要事業を補完している。これら2つの子会社は、当グループの中核事業であるコンテナ海上輸送に従事していないため、チャイナ・シッピングは、これら2社を当グループに含めることが妥当であるとは考えていない。

チャイナ・シッピングは、CSカンボジアが提供しているサブ・ルート・サービスは、当グループが提供している現在のコンテナ輸送事業と直接または間接的に競合し、またはそれらに抵触するものではないと確認している。何故なら、CSカンボジアによるサービスは、メコン川においてのみ行なわれ、しかもCSカンボジアが使用している船舶ははしけであってコンテナ船ではなく、その輸送能力はわずか124TEUと、当グループが使用している船舶と比べてはるかに小さいためである。また、CSカンボジアの中核事業はチャイナ・シッピング・グループ傘下の他の企業(当グループを除く。)の輸送代行業者として行為することである。当グループは、CSカンボジアが行なっているコンテナ関連事業の買収先となる会社をカンボジア国内に設立するために必要なすべての政府その他の許認可を申請中であり、かかる新会社の設立は本件上場後12ヵ月以内に実現するであろうと見込んでいる。

チャイナ・シッピングは、自らまたは(当グループ以外の)各子会社が、上記の定期船サービスの地理的範囲を延長または拡大しないことを誓約している。ただし、もし当グループが、特定の港で作業することが作業または設備費用の高さまたはその他の条件により費用対効果に欠けると判断した場合、当グループはユ

ニバーサル・シッピング（アジア）カンパニー・リミテッドに対しそのコンテナ・サブ・ルート・サービスをかかる港まで延長するよう要請することができ、ユニバーサル・シッピング（アジア）カンパニー・リミテッドは、これに応じてそのコンテナ・サブ・ルート・サービスを延長する権利を有する。もし、チャイナ・シッピングまたは（当グループ以外の）その子会社が、より広い地理的区域を網羅するかまたはより大規模なコンテナ輸送事業に投資し、参加し、これを運営しまたは従事し、または持分を取得する機会を得た場合、チャイナ・シッピングは速やかに当社に通知し、まず当社がチャイナ・シッピングまたはその子会社が享受しうる条件より不利でない条件でかかる事業に投資し、参加し、これを開発し、運営し、従事しまたは持分を取得する機会を得られるよう最善を尽くす。

CS ロジスティクスおよびリッチ・シッピング・ロジスティクスの中核事業はロジスティクスであり、チャイナ・シッピング・エージェンシーは、主にチャイナ・シッピング・グループ（当グループを除く。）の傘下企業のために船会社代理店を務めており、コンテナ海上輸送には従事していない。コンテナ貨物取扱代行業を営む過程で、これら３社の子会社はそれぞれ当グループの取扱いのために貨物を募集する。これら３社は他の定期船業者のために貨物を募集することもあり、またその中核事業はコンテナ貨物の取扱代行サービスではないため、チャイナ・シッピングは、これら３社を当グループに含めるのは妥当ではないと判断した。チャイナ・シッピングは、CS ロジスティクス、リッチ・シッピング・ロジスティクス および チャイナ・シッピング・エージェンシーがそれぞれのコンテナ貨物取扱代行事業を通じて勧誘したコンテナ輸送案件について当グループに優先的選択権を与えることを誓約している。もし、チャイナ・シッピングがCS ロジスティクス、 リッチ・シッピング・ロジスティクス または チャイナ・シッピング・エージェンシーに対する株式持分を第三者に譲渡することを意図する場合、当グループは、かかる持分について優先的選択権を付与される。CS ロジスティクス、 リッチ・シッピング・ロジスティクス および チャイナ・シッピング・エージェンシーに関係する上記の優先的選択権に加え、もしチャイナ・シッピング または（当グループ以外の）その子会社が、コンテナ貨物取扱代行事業（第三者から勧誘したコンテナ貨物の輸送注文を含む。）に投資し、参加し、これを運営し、従事し、または持分を取得する機会を得た場合、チャイナ・シッピング または当該子会社は速やかに当社に通知し、当社がチャイナ・シッピング またはその子会社が享受しうる条件より不利でない条件でかかる事業（コンテナ貨物の船積みを含む。）に投資し、参加し、これを開発し、運営し、従事しまたは持分を取得する機会を得られるよう最善を尽くす。

チャイナ・シッピングのこれら６社の子会社の事業は、それぞれの通常の営業過程において営まれている。これらの活動は、当グループの主たる活動が行なわれている区域で当グループの中核事業と深刻な競争関係にはないこと、また、競合取引禁止契約に基づく当社の権利に鑑みて、当社取締役は、仮にチャイナ・シッピングのこれら６社の子会社との間で競争があるにしても、当グループの事業全体に重大な影響が及ぶことはないであろうと確信している。さらに、当社は、業務執行取締役または非業務執行取締役のいずれも、チャイナ・シッピングのこれら６社の子会社に対して何ら株式持分を有してはいないことを確認する。

仁川フェリーの取締役会は、７名の取締役で構成されており、そのうち会長は当社の非業務執行取締役であるワン・ダション氏である。ユニバーサル・シッピング（アジア）カンパニー・リミテッドの取締役会は４名の取締役で構成されており、そのうち当社の取締役または上級業務執行者を務めている者は一人もいない。CSロジスティクスの取締役会は７名の取締役で構成されており、そのうち会長は当社の会長であるリ・ケリン氏、もう一人は当社の業務執行取締役であるヂア・ホンシェン氏である。リッチ・シッピング・カンパニーの取締役会は７名の取締役で構成されており、そのうち会長は、当社の業務執行副総経理であるホアン・シャオウェン氏である。チャイナ・シッピング・エージェンシーの取締役会は９名の取締役で構成されており、そのうち会長は当社の非業務執行取締役であるリ・シャオデ氏、およびもう一人の取締役は同じく当社の非業務執行取締役であるワン・シェンギュン氏である。上に述べた以外では、当社の他の如何なる取締役または上級業務執行職も、チャイナ・シッピングの上記５つの子会社のいずれにおいても取締役または上級業務執行職を務めてはいない。CS カンボジアの取締役会は３名の取締役で構成されており、そのうち当社の取締役または上級業務執行職を務めている者は一人もいない。

上記で述べたCS カンボジアのコンテナ関連事業の譲渡を除き、チャイナ・シッピングは目下、上記の６つの子会社に対するその持分を当グループに出資することは考えておらず、計画もない。

当社は、もしチャイナ・シッピングが競合取引禁止契約に違反した場合には、同社に損害賠償を請求する権利を有する。もしチャイナ・シッピング が競合取引禁止契約に違反したことが判明した場合、当社は、法的助言を求め、妥当とみなすあらゆる法的措置を講ずる。上記「競合取引禁止」の項で開示された通り、当社は、支配株主および当社取締役は、当グループの事業以外の、当グループの中核事業に直接または間接的に競合するまたは競合する可能性のあるいかなる事業にも利害関係を有していないことを確認する。

CSDCの主たる事業（バルク貨物と石油の中国国内および国際輸送）の性格に鑑みれば、当社取締役は、当グループと CSDCとの間に事業の競合または潜在的競合関係は存在しないと考えている。

CSDC権

2002年９月９日、譲渡契約に従い、CSDCは当社に対する25%の持分を1.00人民元の対価でチャイナ・シッピングに譲渡した（以下「本件譲渡」という。）。第1回発表文の情報によれば、CSDCは、2002年９月のかかる持分譲渡の理由をいくつか掲げており、その中には下記が含まれる（が、それらに限定されない）。

- 2002年のコンテナ輸送事業を取り巻く困難な営業環境および2001年９月11日の同時多発テロ事件後の世界経済の不透明さ、
- 当時の当社の経営状態の悪化に鑑みればCSDCが出資の増額を迫られる可能性があったこと、ならびにCSDCは当社にこれ以上の出資を約することを希望せず、同時に当社への追加出資を拒むことによる持分の希薄化も望まないため。

第1回発表文には、1.00人民元の名目対価は、中国の独立公認鑑定人である中通城資産評価有限公司が発行した2002年９月５日付けの資産評価報告に開示された当社の純資産価額を参考にして決定されたと述べられている。報告書によれば、当該鑑定人は、2002年６月30日現在の当社の純資産価額をマイナス290,288,700人民元（約マイナス271,297,850香港ドル）と評価した。2002年６月30日現在の当社の非監査決算書類には、当社の純資産価額はマイナス430,365,000人民元（約マイナス402,210,300香港ドル）であると示されている。よって、本件譲渡の対価は、当社の鑑定純資産価額および2002年６月30日現在の純資産価額のそれぞれに対してプレミアム付きである。当社はまた、上記に示された純資産価額は、連結ベースで表示されていることを確認する。

本件譲渡の結果任命された追加の取締役はいない。しかし、本件譲渡の結果、当初CSDCによって当社取締役会に任命された取締役は、チャイナ・シッピングに指名された取締役として取締役会に留任している。

チャイナ・シッピングはさらに、CSDCに対し、チャイナ・シッピングが、 CSDC と チャイナ・シッピングとの間で合意される条件（譲渡される株式数および譲渡の対価を含む。）で、チャイナ・シッピングが保有する当社に対する持分の全部または一部を売却するよう請求する権利を付与した。譲渡契約は中国法に準拠し、当社はその中国の法律顧問から、譲渡契約は当該契約の当事者を拘束する適法な債務を構成し、本件譲渡は関係する中国の法令諸規則のすべてに従って行なわれたとの見解を得ている。

中国の関係法令によれば、チャイナ・シッピングは、譲渡制限期間中は、その持分を第三者に譲渡することを禁じられる。2004年１月10日、CSDCはチャイナ・シッピングに対し、譲渡制限期間が満了するまでCSDC権を行使しないことを確認した。よって、チャイナ・シッピングは、上場規則10.07のもとで要求される香港証券取引所に対する売却停止の誓約書に記載された制限期間中は、その持株を処分することを要求されない。詳細については、「第一部－第１－１．株式の募集－(3) 株式の引受け－グローバル・オファリングの構造－引受の取決め－誓約事項」を参照のこと。CSDC権は、譲渡制限期間の満了後、いつでも行使可能である。

（中　略）

関連取引の詳細

A. 非経常的取引

（中　略）

（ii）　保証および補償証書

チャイナ・シッピングと当社とは、保証および補償証書を締結し、同証書に従いチャイナ・シッピングは当社に対し、買収株式および組織再編に関して一定の事実表明、保証および誓約を行なうとともに、とりわけ、下記事項に起因して当社が負担するすべての請求または費用について当社に完全に補償することに合意している。

- 当該事実表明、保証および誓約の違反
- 引受契約に基づく引受人の義務が無条件となる日以前に香港または香港以外の関連法域において当グループの傘下企業が稼得し、権利を取得しまたは受領した所得、利益または利得からまたはこれらについて発生する当グループの納税債務
- 発効日に買収株式が当社に譲渡された後に、チャイナ・シッピングが留保しているかまたはその他当社がこれを使用または享受することを妨げられる資産、権利、権原または債務
- チャイナ・シッピングから当社に対する買収株式の譲渡（ただし、納付すべき印紙税の当社による負担分を除く）
- 発効日以前の買収株式
- 当社からチャイナ・シッピングに対する処分株式の譲渡
- 発効日後の処分株式、および
- 組織再編

保証および補償証書の規定に基づく保証、事実表明、誓約および補償に関し、本件上場後に当該規定のもとで当社が将来その債務の履行として行う支払は、新規取引を構成するものではない。かかる支払は、本件上場前に約束された取引の単なる履行に過ぎない。

上記に基づき、当社は、保証および補償証書に基づく取引は、上場規則に規定する当社の関連取引には該当しないと考えている。よって、これらの取引は、上場規則のもとで関連取引に適用される開示または株主の承認要件には服しない。

B．現存契約に基づく経常取引

（ｉ）　コンテナ・リース

DFIにより提供されるサービス

当社は、チャイナ・シッピング・グループの傘下企業であるDFIとの間に34件のコンテナ・リース契約を締結しており、またチャイナ・シッピングとの間に１件のコンテナ・リース契約を締結している（以下「コンテナ・リース」という。）。

コンテナ・リースのもとで、さまざまな型およびサイズのコンテナが当社にリースされている。個々のコンテナ・リースは、50個程度から 19,700個程度のコンテナを対象としている。

コンテナ・リースの適用期間はさまざまで、５年ないし11年に及ぶ。2005年に1件のコンテナ・リースが、また2006年に数件が終了するが、大半は2009年から2012年の間に終了する。

当グループがDFIからリースしているすべてのコンテナについてDFIに支払うリース料総額は、2003年12月31日に終了した３年度のそれぞれについて172,807,000人民元、 275,934,000人民元、および465,740,000人民元であった。これらの数字は、実際に行われた現金支出に基づいており、そのため「第６－１．財務書類」に記載された関連当事者取引に関する注記に見られる数字とは異なっている。これは、会計上の観点から、監査人がコンテナ・リースをファイナンス・リースとみなし、かかるファイナンス・リースの利息相当分を当該財務書類に含めたためである。

コンテナ・リースは、本件上場に先立って通常の商取引条件で契約されたもので、本件上場のために特に契約されたものではない。

コンテナ・リースの期間は、当社の純粋な事業ニーズの観点から３年を超えている。長期リースのリース料は通常、短期リースよりは安価である。海運会社はまた、各コンテナ・リースに伴う貨物取扱費、修繕費およびドロップ・オフ費用など管理費を極小化するため、長期コンテナ・リースを契約する傾向にある。

コンテナ・リース料は通常、海運会社の営業費用の重要な要素であるため、コンテナ輸送会社は、営業費用を削減するため長期コンテナ・リースを適切な水準に保つことが通常の事業慣行となっている。また、当社は、長期リース契約のもとでリース料の潜在的上昇から保護されることができる。

さらに、これらの取引について香港証券取引所に申請した適用免除が2006年12月31日に満了し、香港証券取引所によりかかる適用免除が再び認められるには独立株主の承認が要求されることから、株主の利益は保護されている。

上記の理由から、当社取締役およびスポンサーは、コンテナ・リースには３年を超す期間が必要であるとの見解に立ち、またこの種の契約がかかる期間に及ぶのは通常の事業慣行であることを確認する。

仁川フェリーに提供されるサービス

当社は、チャイナ・シッピングの関連会社である仁川フェリーとの間にコンテナ・リース契約を締結している(以下「仁川コンテナ・リース」という)。仁川コンテナ・リースのもとで、さまざまな型およびサイズのコンテナが仁川フェリーにリースされている。

仁川コンテナ・リースの期間は 2003年1月1日に始まり、無期限である。しかし、当社は、仁川フェリーに30日の事前通知をして当該リースを解約することができる。

当グループがチャイナ・シッピング・グループにリースしているすべてのコンテナについて当社がチャイナ・シッピング・グループから受け取るリース料の総額は、2003年12月31日に終了した３年度のそれぞれについて11,054,000人民元, 2,210,000人民元および2,790,000人民元であった。

(ⅱ)　不動産リース

最近情報確認日現在、当グループは、７件のリース契約に調印している(以下「不動産リース」という)。２件は上海ハイフォンとの間に、残り５件は、チャイナ・シッピング・ノーザン・ロジスティクス・コ・リミテッド、チャイナ・シッピング・エージェンシー（連雲港）コ・リミテッド、チャイナ・シッピング・ロジスティクス（営口）リミテッド、チャイナ・シッピング・ グループ・インベストメント・コ・リミテッドおよび 広州海運グループ・インターナショナル・カーゴ・エージェンシー・コ・リミテッドとの間に締結されている。上記の会社はすべて、チャイナ・シッピング・グループの完全所有子会社である。不動産リースの期間はさまざまで、１年ないし15年に及ぶ。

当グループがチャイナ・シッピング・グループからリースしているすべての不動産について当グループがチャイナ・シッピング・グループに支払ったリース料の総額は、2003年12月31日に終了した３年度のそれぞれにおいて7,160,000人民元、7,204,000人民元および12,337,000人民元であった。

（中　略）

(ⅳ)　保証

(ⅳ)-1 貸付

中国銀行上海支店、通信銀行、広東発展銀行、中国工商銀行上海支店および上海銀行から当社に提供された16件の貸付について、チャイナ・シッピングはこれらの銀行のために保証を提供している。付与された保証について、チャイナ・シッピングは当社に対する何らの担保権も保有していなかった。当社はこれら貸付銀行から、当グループが代替保証またはその他の担保を提供することなく、本件上場と同時に、かかる保証を解除することに対する同意を取付けている。

（中　略）

(ⅷ)　質権設定取決め

２隻の船舶購入のために銀行から当グループに提供された貸付に関連して、チャイナ・シッピング・グループは、当該銀行に預けている預金に対し、当該銀行を質権者とする質権を設定している（以下「質権設定取決め」という。)。現在の形態の質権設定取決めは、当社の関連取引を構成する。当グループは、かかる質権設定された預金についてチャイナ・シッピング・グループのために何ら担保を提供しておらず、かかる質権設定預金は、チャイナ・シッピング・グループから当社に無償で提供された。

当社は、グローバル・オファリングによる正味手取金の一部を、上記の銀行に対して負っている金額の全額の返済に充当する。かかる金額が全額返済されたとき、質権設定取決めは解約され、チャイナ・シッピングから提供された預金に設定された質権は解除される。

C. 基本契約に基づく経常取引

当グループは、以下の22の基本契約を関連当事者との間に締結している。

すべての基本契約の概要

	タイトル	契約当事者 *(注1)*	商品およびサービスの提供者	商品およびサービスの種類
			(中　略)	
15)	第1回基本船積および船卸契約	当社、チャイナ・シッピング、上海ターミナル、ゼンジャン・ターミナルおよび大連ターミナル	チャイナ・シッピング、ウェスト・ベイシン、上海ターミナル、ゼンジャン・ターミナル、大連ターミナルおよびそれぞれの子会社および関係者から当グループへ	● コンテナの船積みおよび船卸サービスの提供 ● その他関連・付随サービス
			(中　略)	
17)	基本貯蔵施設サービス契約	当社、チャイナ・シッピング、上海ターミナルおよびゼンジャン・ターミナル	チャイナ・シッピング、上海ターミナル、ゼンジャン・ターミナルおよびそれぞれの子会社および関係者から当グループへ	● 当社の中国国内の貯蔵施設におけるコンテナ・サービスの提供(コンテナの修繕および清掃を含む。) ● その他関連・付随サービス
18)	第1回基本ITサービス契約	当社およびチャイナ・シッピング	下記当事者の間の相互提供： A)当グループ、および B)チャイナ・シッピングおよびそれぞれの子会社および関係者	● IT サービスの提供 ● TSシステム関連の設計、開発、配備、設置および実施サービスの提供 ● コンテナ管理のためのシステム設計、開発、設置および実施サービス ● 音声およびデータ通信装置の提供 ● その他関連・付随サービス
19)	第2回基本ITサービス契約	当社および地域子会社	下記当事者の間の相互提供： A)当グループ(地域子会社およびそれぞれの子会社を除く)、および B)地域子会社およびそれぞれの子会社および関係者を除く	● ITサービスの提供 ● TSシステム関連の設計、開発、配備、設置および実施サービスの提供 ● コンテナ管理のためのシステム設計、開発、設置および実施サービス

				● 音声およびデータ通信装置の提供 ● その他関連・付随サービス

（中　略）

21)	基本定期船サービス	当社およびチャイナ・シッピング	当グループからチャイナ・シッピングおよびその子会社および関係者へ	● 定期船サービスの提供 ● コンテナ・スペースの提供 ● その他関連・付随サービス

（中　略）

注1： チャイナ・シッピングは、当社の過半数株主であり、そのため上場規則に基づく当社の関連当事者である。CSエージェンシー（バンコック）、CS エージェンシー（インドネシア）、CSS、大連ターミナル、上海ターミナル、ウェスト・ベイシン および ゼンジャン・ターミナルはチャイナ・シッピングの関係者であり、よって当社の関連当事者である。CS（洋浦）レフリジェレーション、上海プハイ および地域子会社は当社の非完全所有子会社であり、それぞれにおいてチャイナ・シッピングが相当の持分を有する株主である。よって、これらの会社は当社の関連当事者である。

（中　略）

3． 期間および終了

各基本契約の当初期間は、2004年5月10日から3年である。かかる当初期間が満了した時点で、各基本契約は自動的に無期限で延長される。ただし、関係当事者が、相手方に3ヵ月の書面による事前通知で解約の意思表示をした場合はこの限りでない。

各基本契約の期間中、一方当事者が相手方当事者に対し、少なくとも3ヵ月以上の書面による解除通知をした場合には、以下に記載する実施契約が随時、解除されることがある。

4． 実施契約

（中　略）

注1：当グループは、商標ライセンス契約を締結する前は、関係する商標の使用についてチャイナ・シッピングに対価を支払うことを要求されていなかったため、商標ライセンス契約について入手可能な実績値は存在しない。

注2：この数字は、契約のもとで支払われるべき金額を表している。しかし、代理店が取引拡大を狙って、当グループには、464,000人民元の金額（すなわち、7,436,000人民元の割引に相当）しか請求されなかった。

注3：これら関連当事者に関する数字は、「第6　経理の状況」に記載された関連当事者取引に関する数字とは異なっている。これは、当社の子会社のうち上場規則のもとで関連当事者に該当する子会社が、会計上は関係者とみなされないためである。

開示要件の適用免除が香港証券取引所に申請されている除外されない経常的取引

	取引	年度	過去の実績（千人民元）		予定される年間上限額（千人民元）
1.	基本シャシー供給契約に基づく取引	2001	8,636		25,000 *(注7)*
		2002	11,494		
		2003	15,922		
2.	基本陸上コンテナ輸送契約に基づく取引	2001	296		54,000 *(注1および7)*
		2002	376		
		2003	36,180		
3.	(i)第1回基本定期船および貨物取扱代行契約および(ii)第2回基本定期船および貨物取扱代行契約	2001	389,021		455,000 *(注7)*
		2002	516,248		
		2003	404,659	*(注2)*	
4.	(i)第1回基本コンテナ管理契約および(ii)第2回基本コンテナ管理契約のもとで当グループが提供する商品およびサービス	2001	0	*(注2)*	18,000 *(注7)*
		2002	0	*(注2)*	
		2003	15,841	*(注2)*	
5.	基本裸傭船契約およびCSDC裸傭船契約のもとで当グループが提供する商品およびサービス	2001	98,057	*(注2)*	85,000 *(注7)*
		2002	83,163	*(注2)*	
		2003	74,894		
6.	基本船舶修繕サービス契約に基づく取引	2001	56,948		65,000 *(注3および7)*
		2002	30,702		
		2003	29,061		
7.	基本納入契約に基づく取引	2001	143,409		350,000 *(注7)*
		2002	244,141		
		2003	252,167	*(注2)*	
8.	基本乗組員派遣契約に基づく取引	2001	72,689		143,000

		2002	60,941	(注4および7)
		2003	59,860	
9.	基本貯蔵施設サービス契約に基づく取引	2001	27,638	29,000（注7）
		2002	22,397	
		2003	21,092	
10.	(i)第1回基本ITサービス契約および(ii)第2回基本ITサービス契約のもとで当グループが提供する商品およびサービス	2001	9,957	26,000
		2002	15,291	(注5および7)
		2003	10,380	
11.	(i)第1回基本ITサービス契約および(ii)第2回基本ITサービス契約のもとで当グループが提供する商品およびサービス	2001	14,242	33,000（注7）
		2002	15,553	
		2003	22,670	
12.	基本商品およびサービス契約のもとで当グループが提供する商品およびサービス	2001	0	収益比率の
		2002	0	2.5%
		2003	0	(注6)
13.	基本商品およびサービス契約のもとで当グループが提供する商品およびサービス	2001	0	対価比率の
		2002	0	2.5%
		2003	0	(注6)

注1：予定される年間上限額は、本表に掲げる2003年度の数字およびロジスティクス会社が運営しているタウ・トラック事業の予想される成長に基づいて決定されている。

注2：これら関連当事者に関する数字は、「第6　経理の状況」に記載された関連当事者取引に関する数字とは異なっている。これは、当社の子会社のうち上場規則のもとで関連当事者に該当する子会社が、会計上は関係者とみなされないためである。

注3：予定される年間上限額は、本表に掲げる2003年度の数字およびチャイナ・シッピング・グループの傘下会社が経営することになっている中華民国のチャンシンダオにある船舶修復基地が2006年に営業開始した後は、船舶修復サービスの範囲と能力が向上するであろう事実に基づいて決定されている。当グループは、新たな船舶修復基地によって提供されるサービスを利用する可能性が高いため、船舶修繕費用の増加が見込まれる。

注4：予定される年間上限額は、本表に掲げる2003年度の数字および新たに建造が発注された大型船が来年運転を開始する予定である事実に基づいて決定されている。その結果、乗組員の手配にかかる費用は増加することが見込まれる。

注5：予定される年間上限額は、本表に掲げる2003年度の数字および代理店が募集するであろう貨物の予想量およびＴＳシステムのグレードアップおよび維持のための費用増加に基づいて決定されている。

注6：当グループは今後も引続き成長し、拡大することが予想される。チャイナ・シッピング・グループが従事している

幅広い海上輸送関連事業に鑑みると、当グループは将来、その通常の国際または国内コンテナ海上輸送事業において関連当事者（ウェスト・ベイシンを除く。）との間に、現在は他の基本契約の対象となっていない関連取引を行うことが予想される。かかる関連取引についてこれが行われる都度、逐一、公表によって開示しなければならない当社にとっての事務的および財務的負担を回避するため（そうすることが当社および株主の最善の利益である。）、基本商品およびサービス契約に基づく予定される年間上限額が求められる。

注７：上記１ないし11の取引についての予定される各年間上限額は、いかなる場合にも、収益比率または対価比率（場合により）の2.5%を超えない。

各取引が下表に示す予定された年間上限額に服することを条件に、株主の承認および開示要件の適用免除が申請されている除外されない経常関連取引

	取　引	年度	過去の実績（千人民元）		予定される年間上限額（千人民元）	予定される年間上限額の算定根拠
1.	コンテナ・リース契約に基づく取引	2001	172,807	（注1）	680,000	本表に記載された2003年度の数値および当グループが既に締結済みの契約に基づく。
		2002	275,934	（注1）		
		2003	465,740	（注1）		
2.	(i)第１回基本コンテナ管理契約および(ii)第２回コンテナ管理契約のもとで当グループが提供する商品およびサービス	2001	232,671		894,000	本表に記載された2003年度の数値ならびに2006年までの当グループの予想される能力増強率、これに伴う空および実入りコンテナの輸送量の予想される増加率および当グループが使用するコンテナ数の予想される増加に基づく。
		2002	256,213			
		2003	519,797	（注2）		

3.	基本定期傭船契約のもとで当グループが提供する商品およびサービス(注3)	2001 2002 2003	42,476 173,517 331,704		926,000	本表に記載された2003年度の数値、チャイナ・シッピングから当社に既に傭船された18隻の追加の船舶（注3参照）および建造中の船舶の予定された引渡日に基づく。
4.	(i)第1回基本サブ・ルート契約および(ii)第2回基本サブ・ルート契約に基づく取引	2001 2002 2003	160,227 253,203 263,411	(注2) (注2) (注2)	1,433,000	本表に記載された2003年度の数値ならびに当グループの輸送量の予想される増加、ユニバーサル・シッピング（アジア）カンパニー・リミテッドによる中国－ベトナム航路の導入、当グループによる資本注入後の上海プハイによる輸送能力および輸送量の増加に基づく。
5.	(i)第1回基本船積および船卸契約および(ii)第2回基本船積および船卸契約に基づく取引	2001 2002 2003	29,266 30,818 579,492		1,045,000	本表に記載する2003年度の数値および当グループが輸送する空および実入りコンテナの予想される能力増強および数量増加ならびに当グループの米国西海岸における当グループ専用の港湾ターミナルとしてウェスト・ベイシンが運営する港湾ターミナルを使用することに基づく。

6．	基本定期船サービス契約に基づく取引	2001	568,000	1,281,000	本表に記載の2003年度の数値および2004年４月から当グループが米国で「規制運送人」とみなされなくなることによりチャイナ・シッピンググループとの間の取引の減少が見込まれること、またそれによってチャイナ・シッピング・グループを通じてではなく直接米国の顧客と取引することが可能となるであろうとの予想に基づく。
		2002	1,036,077		
		2003	1,306,542		

注1：　これらの数字は、実際に行われた現金支払に基づいており、「第６　経理の状況」に記載の関係者取引に関する注記に見出される数字とは異なっている。その理由は、会計上の見地から会計士はコンテナのリースをファイナンス・リースとして処理し、かかるファイナンス・リースの利息部分を財務書類に含めているためである。

注2：　これらの数字は、「第６　経理の状況」に記載の関連当事者取引に関する注記に見出される数字とは異なっている。その理由は、上場規則のもとで関連当事者に該当する当社の子会社が、会計上は関係者とはみなされないためである。

注3：　当グループに使用のため引き渡されたまたは引き渡される予定の５隻の既存船舶および13隻の新船は、チャイナ・シッピングが、独立の第三者である船舶所有者から傭船者として自己の名義で傭船したものである。チャイナ・シッピングおよび当社はともに、かかる定期傭船契約を、当社と当該船舶所有者との間で直接締結される新たな定期傭船契約で置き換えることを意図している。しかし、最近情報確認日現在、当社は当該船舶所有者との間に書面契約を締結することはできていないため、当グループは、チャイナ・シッピングが当該船舶所有者に支払わなければならない傭船料と同じ料金でチャイナ・シッピングからかかる船舶を再傭船している。

免除申請

（中　略）

上記で述べた関連取引は、反復的に継続すると見込まれるため、当社取締役は、かかる開示および／または株主承認は、実務的でなく、当社に余計な管理費用を追加で発生させるだけであると考える。よって、当社取締役は香港証券取引所に対し、上場規則のルール14A.42(3)に基づくこれらの要件の適用免除を要請している。当社は、香港証券取引所に対し、上場規則のもとで関連取引に関係する通常の承認および／または開示要件の遵守を免除する措置を認めるよう要請している。除外されない経常的関連取引について香港証券取引所により認められる適用免除は、2006年12月31日に終了する３年間有効である。当社は、上表に記載の予定される年間上限額を含め、上場規則の第14A章に基づく関連要件を遵守する。

（後　略）

〈訂正後〉

はじめに

当社は創設以来、その事業のさまざまな分野においてチャイナ・シッピングとの間に取引関係を築いてきた。これら取決めの詳細については、以下の「関連取引」を参照されたい。

グローバル・オファリングの完了直後において（超過割当オプションの行使がないことを前提とすると）、チャイナ・シッピングは当社の増資後発行済株式資本の59.87%を所有することとなり、当社の支配株主となる。チャイナ・シッピングは当社の支配株主として、支配株主の権利のすべてを行使することができ、その中には当社取締役の選任、定款変更についての議決権行使が含まれる。

チャイナ・シッピングは、国有資産監督管理委員会直轄の主要な国有企業の一つであり、さまざまな地域、業種および国にわたって営業する巨大な海運コングロマリットである。現在、チャイナ・シッピングおよびその子会社(当グループを含む。)は、石油タンカー、不定期貨物船、旅客船、コンテナ船および特殊貨物船の５事業に特化した海運船隊を擁している。当グループは主として、国際および国内のコンテナ海上輸送の運営・管理に携わっている。CSDCは主として、ばら積み貨物および石油の中国国内および国際輸送に従事している。CSHHは主として、特殊貨物船の船隊を運営している。チャイナ・シッピングの他の子会社は、旅客船隊ならびに総合ロジスティクス、ターミナル管理、金融および投資、エンジニアリングおよび労務サービス、供給および取引ならびに情報技術など多角化された事業に従事している。

最近情報確認日現在、チャイナ・シッピングはCSDCおよびCSHHに対しそれぞれ50.5%および38.7%の持分を保有しており、両社はともに公開会社である。CSDC はＨ株式およびＡ株式がそれぞれ香港証券取引所および上海証券取引所に上場されている中国企業であり、CSHHは、Ａ株式が上海証券取引所で取引されている中国企業である。

（中　略）

	12月31日に終了した年度		
	2001年	2002年	2003年
当グループがチャイナ・シッピング・グループから受領した収益合計が当グループの売上高合計に占める割合	7.7%	10.0%	8.6%
当グループがチャイナ・シッピング・グループに対して負担した費用合計が当グループの営業費用合計に占める割合	17.0%	22.7%	25.6%
ファイナンス・リース債務の利息相当部分および利息としてチャイナ・シッピング・グループに対して支払われた財務費用が当グループの金利費用合計に占める割合			
●ファイナンス・リース債務の利息相当分（注１）	60.7%	49.4%	45.0%
●利息	6.7%	18.4%	13.9%

（中　略）

競合取引禁止

（中　略）

ii)　もし、チャイナ・シッピングまたはその子会社（当グループを除く。）が、当該関連事業に投資し、参加し、これを開発し、運営しまたは従事し、あるいはその持分を取得する機会がある場合には、速やかに当社に通知し、まず当社がチャイナ・シッピングまたはその子会社が享受しうる条件より不利でない条件でかかる事業に投資し、参加し、これを開発し、運営し、従事しまたは持分を

取得する機会を得られるよう最善を尽くすこと。

当社は、もし当該事業に参加する機会が生じた場合には、非業務執行社外取締役で構成される独立した取締役会付属の委員会を組織し、当グループが当該事業に参加する機会を引受けるかまたは拒否すべかを独自に審査・決定するようにし、当社は、必要な場合、これに関して発表を行ない、かつその他の点では上場規則の要件に従う。

チャイナ・シッピングは、上記に掲げる子会社６社が従事している事業活動で、当グループの事業と類似するものは以下の通りであることを確認している。

(a)仁川フェリー: 中国と韓国との間の定期船による旅客および貨物混合輸送サービス

(b)ユニバーサル・シッピング（アジア）カンパニー・リミテッド: (i) 香港および珠河デルタ地域と(ii)香港、深センおよびベトナムとの間を結ぶコンテナによる貨物のサブ・ルート・サービス

(c)CS ロジスティクス: コンテナ貨物取扱代行サービス

(d)リッチ・シッピング・ロジスティクス: コンテナ貨物取扱代行サービス

(e)チャイナ・シッピング・エージェンシー： コンテナ貨物取扱代行サービス

(f)CSカンボジア：カンボジアにおけるコンテナ貨物サブ・ルート・サービスおよびコンテナ定期船および貨物取扱代行サービス

これら６つの子会社は、コングロマリットの傘下に保有しているさまざまな海運事業を補完するためにチャイナ・シッピングにより設立されたものである。

チャイナ・シッピングは、仁川フェリーおよびユニバーサル・シッピング（アジア）カンパニー・リミテッド が行なっている定期船サービスは、以下の点で当グループが行なっている現在のコンテナ輸送事業と直接または間接的に競合せず、またはそれらに抵触するものではないと確認している。すなわち、(i) 仁川フェリーが使用している船舶は、旅客と貨物の混合船舶であり、コンテナ船ではないこと、(ii) ユニバーサル・シッピング（アジア）カンパニー・リミテッドが使用している船舶ははしけであってコンテナ船ではなく、当グループが使用している船舶に比べその輸送能力ははるかに小さいこと（通常、200TEU未満)。実際、ユニバーサル・シッピング（アジア）カンパニー・リミテッドは、当グループにサブ・ルート・サービスを提供しており、当グループの主要事業を補完している。これら２つの子会社は、当グループの中核事業であるコンテナ海上輸送に従事していないため、チャイナ・シッピングは、これら２社を当グループに含めることが妥当であるとは考えていない。

チャイナ・シッピングは、CSカンボジアが提供しているサブ・ルート・サービスは、当グループが提供している現在のコンテナ輸送事業と直接または間接的に競合せず、またはそれらに抵触するものではないと確認している。何故なら、CSカンボジアによるサービスは、メコン川においてのみ行なわれ、しかもCSカンボジアが使用している船舶は一隻のはしけであってコンテナ船ではなく、その輸送能力はわずか124TEUと、当グループが使用している船舶と比べてはるかに小さいためである。また、CSカンボジアの中核事業はチャイナ・シッピング・グループ傘下の他の企業（当グループを除く。）の輸送代行業者として行為することである。当グループは、CSカンボジアが行なっているコンテナ関連事業の買収先となる会社をカンボジア国内に設立するために必要なすべての政府その他の許認可を申請中であり、かかる新会社の設立は本件上場後12ヵ月以内に実現するであろうと見込んでいる。

チャイナ・シッピングは、自らまたは（当グループ以外の）各子会社が、上記の定期船サービスの地理的範囲を延長または拡大しないことを誓約している。ただし、もし当グループが、特定の港で作業することが作業または設備費用の高さまたはその他の条件により費用対効果に欠けると判断した場合、当グループはユニバーサル・シッピング（アジア）カンパニー・リミテッドに対しそのコンテナ・サブ・ルート・サービス

をかかる港まで延長するよう要請することができ、ユニバーサル・シッピング（アジア）カンパニー・リミテッドは、これに応じてそのコンテナ・サブ・ルート・サービスを延長する権利を有する。もし、チャイナ・シッピングまたは（当グループ以外の）その子会社が、より広い地理的区域を網羅するかまたはより大規模なコンテナ輸送事業に投資し、参加し、これを開発し、運営しまたは従事し、または持分を取得する機会を得た場合、チャイナ・シッピングは速やかに当社に通知し、まず当社がチャイナ・シッピングまたはその子会社が享受しうる条件より不利でない条件でかかる事業に投資し、参加し、これを開発し、運営し、従事しまたは持分を取得する機会を得られるよう最善を尽くす。

CS ロジスティクスおよびリッチ・シッピング・ロジスティクスの中核事業はロジスティクスであり、チャイナ・シッピング・エージェンシーは、主にチャイナ・シッピング・グループ（当グループを除く。）の傘下企業のために輸送代行業者を務めており、コンテナ海上輸送には従事していない。コンテナ貨物取扱代行業を営む過程で、これら３社の子会社はそれぞれ当グループの取扱いのために貨物を募集する。それ故これら３社の事業は実際当社の同事業を補完している。これら３社は他の定期船業者のために貨物を募集することもあり、またその中核事業はコンテナ貨物の取扱代行サービスではないため、チャイナ・シッピングは、これら３社を当グループに含めるのは妥当ではないと判断した。チャイナ・シッピングは、CS ロジスティクス、リッチ・シッピング・ロジスティクス および チャイナ・シッピング・エージェンシーがそれぞれのコンテナ貨物取扱代行事業を通じて勧誘したコンテナ輸送案件について当グループに優先的選択権を与えることを誓約している。もし、チャイナ・シッピングがCS ロジスティクス、 リッチ・シッピング・ロジスティクス または チャイナ・シッピング・エージェンシーに対する株式持分を第三者に譲渡することを意図する場合、当グループは、かかる持分について優先的選択権を付与される。CS ロジスティクス、 リッチ・シッピング・ロジスティクス および チャイナ・シッピング・エージェンシーに関係する上記の優先的選択権に加え、もしチャイナ・シッピング または（当グループ以外の）その子会社が、コンテナ貨物取扱代行事業（第三者から勧誘したコンテナ貨物の輸送注文を含む。）に投資し、参加し、これを開発し、運営し、従事し、または持分を取得する機会を得た場合、チャイナ・シッピング または当該子会社は速やかに当社に通知し、当社がチャイナ・シッピング またはその子会社が享受しうる条件より不利でない条件でかかる事業（コンテナ貨物の船積みを含む。）に投資し、参加し、これを開発し、運営し、従事しまたは持分を取得する機会を得られるよう最善を尽くす。

チャイナ・シッピングのこれら６社の子会社の事業は、それぞれの通常の営業過程において営まれている。これらの活動は、当グループの主たる活動が行なわれている区域で当グループの中核事業と深刻な競争関係にはないこと、また、競合取引禁止契約に基づく当社の権利に鑑みて、当社取締役は、仮にチャイナ・シッピングのこれら６社の子会社との間で競争があるにしても、当グループの事業全体に重大な影響が及ぶことはないであろうと確信している。さらに、当社は、業務執行取締役または非業務執行取締役のいずれも、チャイナ・シッピングのこれら６社の子会社に対して何ら株式持分を有してはいないことを確認する。

仁川フェリーの取締役会は、７名の取締役で構成されており、そのうち会長は当社の非業務執行取締役であるワン・ダション氏である。ユニバーサル・シッピング（アジア）カンパニー・リミテッドの取締役会は４名の取締役で構成されており、そのうち当社の取締役または上級業務執行者を務めている者は一人もいない。CSロジスティクスの取締役会は７名の取締役で構成されており、そのうち会長は当社の会長であるリ・ケリン氏、もう一人は当社の業務執行取締役であるヂア・ホンシェン氏である。リッチ・シッピング・ロジスティクスの取締役会は７名の取締役で構成されており、そのうち会長は、当社の業務執行副総経理であるホアン・シャオウェン氏である。チャイナ・シッピング・エージェンシーの取締役会は９名の取締役で構成されており、そのうち会長は当社の非業務執行取締役であるリ・シャオデ氏、およびもう一人の取締役は同じく当社の非業務執行取締役であるワン・シェンギュン氏である。上に述べた以外では、当社の他の如何なる取締役または上級業務執行職も、チャイナ・シッピングの上記５つの子会社のいずれにおいても取締役または上級業務執行職を務めてはいない。CS カンボジアの取締役会は３名の取締役で構成されており、そのうち当社の取締役または上級業務執行職を務めている者は一人もいない。

上記で述べたCS カンボジアのコンテナ関連事業の譲渡を除き、チャイナ・シッピングは目下、上記の６つの子会社に対するその持分を当グループに出資することは考えておらず、計画もない。

当社は、もしチャイナ・シッピングが競合取引禁止契約に違反した場合には、同社に損害賠償を請求する権利を有する。もしチャイナ・シッピング が競合取引禁止契約に違反したことが判明した場合、当社は、法的助言を求め、妥当とみなすあらゆる法的措置を講ずる。本「競合取引禁止」の項で開示された通り、当社は、支配株主および当社取締役は、当グループの事業以外の、当グループの中核事業に直接または間接的に競合するまたは競合する可能性のあるいかなる事業にも利害関係を有していないことを確認する。

CSDCの主たる事業（バルク貨物と石油の中国国内および国際輸送）の性格に鑑みれば、当社取締役は、当グループと CSDCとの間に事業の競合または潜在的競合関係は存在しないと考えている。

CSDC権

2002年９月９日、譲渡契約に従い、CSDCは当社に対する25%の持分を1.00人民元の対価でチャイナ・シッピングに譲渡した（以下「本件譲渡」という。）。第1回発表文の情報によれば、CSDCは、2002年９月のかかる持分譲渡の理由をいくつか掲げており、その中には下記が含まれる（が、それらに限定されない）。

- 2002年のコンテナ輸送事業を取り巻く困難な営業環境および2001年９月11日の同時多発テロ事件後の世界経済の不透明さ、
- 当時の当社の経営状態の悪化に鑑みればCSDCが出資の増額を迫られる可能性があったこと、ならびにCSDCは当社にこれ以上の出資を約することを希望せず、同時に当社への追加出資を拒むことによる持分の希薄化も望まないため。

第1回発表文には、1.00人民元の名目対価は、中国の独立公認鑑定人である中通誠資産評価有限公司が発行した2002年９月５日付けの資産評価報告に開示された当社の純資産価額を参考にして決定されたと述べられている。報告書によれば、当該鑑定人は、2002年６月30日現在の当社の純資産価額をマイナス290,288,700人民元（約マイナス271,297,850香港ドル）と評価した。2002年６月30日現在の当社の非監査決算書類には、当社の純資産価額は約マイナス430,365,000人民元（約マイナス402,210,300香港ドル）であると示されている。よって、本件譲渡の対価は、当社の鑑定純資産価額および2002年６月30日現在の純資産価額のそれぞれに対してプレミアム付きである。当社はまた、上記に示された純資産価額は、連結ベースで表示されていることを確認する。

本件譲渡の結果任命された追加の取締役はいない。しかし、本件譲渡の結果、当初CSDCによって当社取締役会に任命された取締役は、チャイナ・シッピングに指名された取締役として取締役会に留任している。

チャイナ・シッピングはさらに、CSDCに対し、チャイナ・シッピングが、 CSDC と チャイナ・シッピングとの間で合意される条件（譲渡される株式数および譲渡の対価を含む。）で、チャイナ・シッピングが保有する当社に対する持分の全部または一部を売却するよう請求する権利を付与した。譲渡契約は中国法に準拠し、当社はその中国の法律顧問から、譲渡契約は当該契約の当事者を拘束する適法な債務を構成し、本件譲渡は関係する中国の法令諸規則のすべてに従って行なわれたとの見解を得ている。

中国の関係法令によれば、チャイナ・シッピングは、譲渡制限期間中は、その持分を第三者に譲渡することを禁じられる。2004年１月10日、CSDCはチャイナ・シッピングに対し、譲渡制限期間が満了するまでCSDC権を行使しないことを確認した。よって、チャイナ・シッピングは、上場規則第10.07号のもとで要求される香港証券取引所に対する売却停止の誓約書に記載された制限期間中は、その持株を処分することを要求されない。詳細については、「第一部－第１－１．株式の募集－(3) 株式の引受け－グローバル・オファリンングの構造－引受の取決め－誓約事項」を参照のこと。CSDC権は、譲渡制限期間の満了後、いつでも行使可能である。

（中　略）

関連取引の詳細

A. 非経常的取引

（中　略）

（ⅱ）　保証および補償証書

チャイナ・シッピングと当社とは、保証および補償証書を締結し、同証書に従いチャイナ・シッピングは当社に対し、買収株式および組織再編に関して一定の事実表明、保証および誓約を行なうとともに、とりわけ、下記事項に起因して当社が負担するすべての請求または費用について当社に完全に補償することに合意している。

- 当該事実表明、保証および誓約の違反
- 引受契約に基づく引受人の義務が無条件となる日以前に香港または香港以外の関連法域において当グループの傘下企業が稼得し、権利を取得しまたは受領した所得、利益または利得からまたはこれらについて発生する当グループの納税債務および財産税
- 発効日に買収株式が当社に譲渡された後に、チャイナ・シッピングが留保しているかまたはその他当社がこれを使用または享受することを妨げられる資産、権利、権原または債務
- チャイナ・シッピングから当社に対する買収株式の譲渡（ただし、納付すべき印紙税の当社による負担分を除く）
- 発効日以前の買収株式
- 当社からチャイナ・シッピングに対する処分株式の譲渡
- 発効日後の処分株式、および
- 組織再編

保証および補償証書の規定に基づく保証、事実表明、誓約および補償に関し、本件上場後に当該規定のもとで当社が将来その債務の履行として行う支払は、新規取引を構成するものではない。かかる支払は、本件上場前に約束された取引の単なる履行に過ぎない。

上記に基づき、当社は、保証および補償証書に基づく取引は、上場規則に規定する当社の関連取引には該当しないと考えている。よって、これらの取引は、上場規則のもとで関連取引に適用される開示または株主の承認要件には服しない。

B．現存契約に基づく経常取引

（ｉ）　コンテナ・リース

DFIにより提供されるサービス

当社は、チャイナ・シッピング・グループの傘下企業であるDFIとの間に34件のコンテナ・リース契約を締結しており、またチャイナ・シッピングとの間に１件のコンテナ・リース契約を締結している（以下「コンテナ・リース」という。）。

コンテナ・リースのもとで、さまざまな型およびサイズのコンテナが当社にリースされている。個々のコンテナ・リースは、50個程度から 19,700個程度のコンテナを対象としている。

コンテナ・リースの適用期間はさまざまで、５年ないし11年に及ぶ。2005年に1件のコンテナ・リースが、また2006年に数件が終了するが、大半は2009年から2012年の間に終了する。

当グループがDFIからリースしているすべてのコンテナについてDFIに支払うリース料総額は、2003年12月31日に終了した３年度のそれぞれについて172,807,000人民元、 275,934,000人民元、および465,740,000人民元であった。これらの数字は、実際に行われた現金支出に基づいており、そのため「第６－１．財務書類」に記載された関連当事者取引に関する注記に見られる数字とは異なっている。これは、会計上の観点から、監査人がコンテナ・リースをファイナンス・リースとみなし、かかるファイナンス・リースの利息相当分を当該財務書類に含めたためである。

コンテナ・リースは、本件上場に先立って通常の商取引条件で契約されたもので、本件上場のために特に契約されたものではない。

コンテナ・リースの期間は、当社の純粋な事業ニーズの観点から３年を超えている。長期リースのリース料は通常、短期リースよりは安価である。海運会社はまた、各コンテナ・リースに伴う貨物取扱費、修繕費およびドロップ・オフ費用など管理費を極小化するため、長期コンテナ・リースを契約する傾向にある。

コンテナ・リース料は通常、海運会社の営業費用の重要な要素であるため、コンテナ輸送会社は、営業費用を削減するため長期コンテナ・リースを適切な水準に保つことが通常の事業慣行となっている。また、当社は、長期リース契約のもとでリース料の潜在的上昇から保護されることができる。

さらに、これらの取引について香港証券取引所に申請した適用免除が2006年12月31日に満了し、香港証券取引所によりかかる適用免除が再び認められるには独立株主の承認が要求されることから、株主の利益は保護されている。

上記の理由から、当社取締役およびスポンサーは、コンテナ・リースには３年を超す期間が必要であるとの見解に立ち、またこの種の契約がかかる期間に及ぶのは通常の事業慣行であることを確認する。

仁川フェリーに提供されるサービス

当社は、チャイナ・シッピングの関連会社である仁川フェリーとの間にコンテナ・リース契約を締結している(以下「仁川コンテナ・リース」という)。仁川コンテナ・リースのもとで、さまざまな型およびサイズのコンテナが仁川フェリーにリースされている。

仁川コンテナ・リースの期間は 2003年1月1日に始まり、無期限である。しかし、当社は、仁川フェリーに30日の事前通知をして当該リースを解約することができる。

当グループがチャイナ・シッピング・グループにリースしているすべてのコンテナについて当グループがチャイナ・シッピング・グループから受け取るリース料の総額は、2003年12月31日に終了した３年度のそれぞれについて11,054,000人民元，2,210,000人民元および2,790,000人民元であった。

（ii）　不動産リース

最近情報確認日現在、当グループは、７件のリース契約に調印している(以下「不動産リース」という)。２件は上海ハイフォンとの間に、残り５件は、チャイナ・シッピング・ノーザン・ロジスティクス・コ・リミテッド、チャイナ・シッピング・エージェンシー（連雲港）コ・リミテッド、チャイナ・シッピング・ロジスティクス（営口)コ・ リミテッド、チャイナ・シッピング・ グループ・インベストメント・コ・リミテッドおよび 広州海運グループ・インターナショナル・カーゴ・エージェンシー・コ・リミテッドとの間に締結されている。上記の会社はすべて、チャイナ・シッピングの完全所有子会社である。不動産リースの期間はさまざまで、１年ないし15年に及ぶ。

当グループがチャイナ・シッピング・グループからリースしているすべての不動産について当グループがチャイナ・シッピング・グループに支払ったリース料の総額は、2003年12月31日に終了した３年度のそれぞれにおいて7,160,000人民元、7,204,000人民元および12,337,000人民元であった。

（中　略）

（iv）　保証

（iv)-1 貸付

中国銀行上海支店、交通銀行、広東発展銀行、中国工商銀行上海支店および上海銀行から当社に提供された16件の貸付について、チャイナ・シッピングはこれらの銀行のために保証を提供している。付与された保証について、チャイナ・シッピングは当社に対する何らの担保権も保有していなかった。当社はこれら貸付銀行から、当グループが代替保証またはその他の担保を提供することなく、本件上場と同時に、かかる保証を解除することに対する同意を取付けている。

（中　略）

（viii）　質権設定取決め

２隻の船舶購入のために銀行から当グループに提供された貸付に関連して、チャイナ・シッピング・グループは、当該銀行に預けている預金に対し、当該銀行を質権者とする質権を設定している（以下「質権設定取決め」という。)。現在の形態の質権設定取決めは、当社の関連取引を構成する。当グループは、かかる質権設定された預金についてチャイナ・シッピング・グループのために何ら担保を提供しておらず、かかる質権設定預金は、チャイナ・シッピング・グループから当社に無償で提供された。

当社は、グローバル・オファリングによる正味手取金の一部を、上記の銀行に対して負っている金額の全額の返済に充当する。かかる金額が全額返済されたとき、質権設定取決めは解約され、チャイナ・シッピング・グループから提供された預金に設定された質権は解除される。

C. 基本契約に基づく経常取引

当グループは、以下の22の基本契約を関連当事者との間に締結している。

すべての基本契約の概要

	タイトル	契約当事者 *(注1)*	商品およびサービスの提供者	商品およびサービスの種類
			(中　略)	
15)	第1回基本船積および船卸契約	当社、チャイナ・シッピング、上海ターミナル、ザンジャン・ターミナルおよび大連ターミナル	チャイナ・シッピング、ウェスト・ベイシン、上海ターミナル、ザンジャン・ターミナル、大連ターミナルおよびそれぞれの子会社および関係者から当グループへ	● コンテナの船積みおよび船卸サービスの提供 ● その他関連・付随サービス
			(中　略)	
17)	基本貯蔵施設サービス契約	当社、チャイナ・シッピング、上海ターミナルおよびザンジャン・ターミナル	チャイナ・シッピング、上海ターミナル、ザンジャン・ターミナルおよびそれぞれの子会社および関係者から当グループへ	● 当社の中国国内の貯蔵施設におけるコンテナ・サービスの提供(コンテナの修繕および清掃を含む。) ● その他関連・付随サービス
18)	第1回基本ITサービス契約	当社およびチャイナ・シッピング	下記当事者の間の相互提供： A)当グループ、および B)チャイナ・シッピングおよびそれぞれの子会社および関係者	● ITサービスの提供 ● トレードシップ・システム関連の設計、開発、設置および実施サービスの提供 ● コンテナ管理のためのシステム設計、開発、設置および実施サービス ● 音声およびデータ通信装置の提供 ● その他関連・付随サービス
19)	第2回基本ITサービス契約	当社および地域子会社	下記当事者の間の相互提供： A)当グループ(地域子会社およびそれぞれの子会社を除く)、および B)地域子会社およびそれぞれの子会社および関係者を除く	● ITサービスの提供 ● トレードシップ・システム関連の設計、開発、設置および実施サービスの提供

				● コンテナ管理のためのシステム設計、開発、設置および実施サービス ● 音声およびデータ通信装置の提供 ● その他関連・付随サービス

（中　略）

21)	基本定期船サービス契約	当社およびチャイナ・シッピング	当グループからチャイナ・シッピングおよびその子会社および関係者へ	● 定期船サービスの提供 ● コンテナ・スペースの提供 ● その他関連・付随サービス

（中　略）

注1：　チャイナ・シッピングは、当社の過半数株主であり、そのため上場規則に基づく当社の関連当事者である。CSエージェンシー（バンコック）、CS エージェンシー（インドネシア）、CSS、大連ターミナル、上海ターミナル、ウェスト・ベイシン および ザンジャン・ターミナルはチャイナ・シッピングの関係者であり、よって当社の関連当事者である。CS（洋浦）レフリジェレーション、上海プハイ および地域子会社は当社の非完全所有子会社であり、それぞれにおいてチャイナ・シッピングが相当の持分を有する株主である。よって、これらの会社は当社の関連当事者である。

（中　略）

3．　期間および終了

各基本契約の当初期間は、2004年5月10日から3年である。かかる当初期間が満了した時点で、各基本契約は自動的に無期限で延長される。ただし、関係当事者が、相手方に少なくとも3ヵ月以上の書面による事前通知で解約の意思表示をした場合はこの限りでない。

各基本契約の期間中、一方当事者が相手方当事者に対し、少なくとも3ヵ月以上の書面による解除通知をした場合には、以下に記載する実施契約が随時、解除されることがある。

4．　実施契約

（中　略）

注1：当グループは、商標ライセンス契約を締結する前は、関係する商標の使用についてチャイナ・シッピングに対価を支払うことを要求されていなかったため、商標ライセンス契約について入手可能な実績値は存在しない。

注2：この数字は、契約のもとで支払われるべき金額を表している。しかし、代理店が取引拡大を狙って、当グループには、464,000人民元の金額（すなわち、7,436,000人民元の割引に相当）しか請求されなかった。

注3：これら関連当事者に関する数字は、「第6　経理の状況」に記載された関連当事者取引に関する数字とは異なっている。これは、当社の子会社のうち上場規則のもとで関連当事者に該当する子会社が、会計上は関連当事者とみなされないためである。

開示要件の適用免除が香港証券取引所に申請されている除外されない経常的取引

	取引	年度	過去の実績 (千人民元)	予定される 年間上限額 (千人民元)
1.	基本シャーシ供給契約に基づく取引	2001	8,636	25,000 *(注7)*
		2002	11,494	
		2003	15,922	
2.	基本陸上コンテナ輸送契約に基づく取引	2001	296	54,000 *(注1および7)*
		2002	376	
		2003	36,180	
3.	(i)第1回基本定期船および貨物取扱代行契約および(ii)第2回基本定期船および貨物取扱代行契約	2001	389,021	455,000 *(注7)*
		2002	516,248	
		2003	404,659 *(注2)*	
4.	(i)第1回基本コンテナ管理契約および(ii)第2回基本コンテナ管理契約のもとで当グループが提供する商品およびサービス	2001	0 *(注2)*	18,000 *(注7)*
		2002	0 *(注2)*	
		2003	15,841 *(注2)*	
5.	基本裸傭船契約およびCSDC裸傭船契約のもとで当グループに提供される商品およびサービス	2001	98,057 *(注2)*	85,000 *(注7)*
		2002	83,163 *(注2)*	
		2003	74,894	
6.	基本船舶修繕サービス契約に基づく取引	2001	56,948	65,000 *(注3および7)*
		2002	30,702	
		2003	29,061	
7.	基本納入契約に基づく取引	2001	143,409	350,000 *(注7)*
		2002	244,141	
		2003	252,167 *(注2)*	
8.	基本乗組員派遣契約に基づく取引	2001	72,689	143,000

		2002	60,941	*(注4および7)*
		2003	59,860	
9.	基本貯蔵施設サービス契約に基づく取引	2001	27,638	29,000 *(注7)*
		2002	22,397	
		2003	21,092	
10.	(i)第1回基本ITサービス契約および(ii)第2回基本ITサービス契約のもとで当グループが提供する商品およびサービス	2001	9,957	26,000 *(注5および7)*
		2002	15,291	
		2003	10,380	
11.	(i)第1回基本ITサービス契約および(ii)第2回基本ITサービス契約のもとで当グループに提供される商品およびサービス	2001	14,242	33,000 *(注7)*
		2002	15,553	
		2003	22,670	
12.	基本商品およびサービス契約のもとで当グループが提供する商品およびサービス	2001	0	収益比率の2.5% *(注6)*
		2002	0	
		2003	0	
13.	基本商品およびサービス契約のもとで当グループに提供される商品およびサービス	2001	0	対価比率の2.5% *(注6)*
		2002	0	
		2003	0	

注1：予定される年間上限額は、本表に掲げる2003年度の数字およびロジスティクス会社が運営しているタウ・トラック事業の予想される成長に基づいて決定されている。

注2：これら関連当事者に関する数字は、「第6　経理の状況」に記載された関連当事者取引に関する数字とは異なっている。これは、当社の子会社のうち上場規則のもとで関連当事者に該当する子会社が、会計上は関連当事者とみなされないためである。

注3：予定される年間上限額は、本表に掲げる2003年度の数字およびチャイナ・シッピング・グループの傘下会社が運営することになっている中華人民共和国のチャンシンダオにある船舶修復基地が2006年に営業開始した後は、船舶修復サービスの範囲と能力が向上するであろう事実に基づいて決定されている。当グループは、新たな船舶修復基地によって提供されるサービスを利用する可能性が高いため、船舶修繕費用の増加が見込まれる。

注4：予定される年間上限額は、本表に掲げる2003年度の数字および新たに建造が発注された大型船が来年運転を開始する予定である事実に基づいて決定されている。その結果、乗組員の手配にかかる費用は増加することが見込まれる。

注5：予定される年間上限額は、本表に掲げる2003年度の数字および代理店が募集するであろう貨物の予想量およびトレードシップ・システムのグレードアップおよび維持のための費用増加に基づいて決定されている。

注6：当グループは今後も引続き成長し、拡大することが予想される。チャイナ・シッピング・グループが従事している

幅広い海上輸送関連事業に鑑みると、当グループは将来、その通常の国際または国内コンテナ海上輸送事業において関連当事者（ウェスト・ベイシンを除く。）との間に、現在は他の基本契約の対象となっていない関連取引を行うことが予想される。かかる関連取引についてこれが行われる都度、逐一、公表によって開示しなければならない当社にとっての事務的および財務的負担を回避するため（そうすることが当社および株主の最善の利益である。）、基本商品およびサービス契約に基づく予定される年間上限額が求められる。

注７：上記１ないし11の取引についての予定される各年間上限額は、いかなる場合にも、収益比率または対価比率（場合により）の2.5%を超えない。

各取引が下表に示す予定された年間上限額に服することを条件に、株主の承認および開示要件の適用免除が申請されている除外されない経常関連取引

	取　引	年度	過去の実績（千人民元）		予定される年間上限額（千人民元）	予定される年間上限額の算定根拠
1.	コンテナ・リース契約に基づく取引	2001	172,807	(注1)	680,000	本表に記載された2003年度の数値および当グループが既に締結済みの契約に基づく。
		2002	275,934	(注1)		
		2003	465,740	(注1)		
2.	(i)第１回基本コンテナ管理契約および(ii)第２回コンテナ管理契約のもとで当グループに提供される商品およびサービス	2001	232,671		894,000	本表に記載された2003年度の数値ならびに2006年までの当グループの予想される能力増強率、これに伴う空および実入りコンテナの輸送量の予想される増加率および当グループが使用するコンテナ数の予想される増加に基づく。
		2002	256,213			
		2003	519,797	(注2)		

3.	基本定期傭船契約のもとで当グループに提供される商品およびサービス(注3)	2001 2002 2003	42,476 173,517 331,704		926,000	本表に記載された2003年度の数値、チャイナ・シッピングから当社に既に傭船された18隻の追加の船舶(注3参照)および建造中の船舶の予定された引渡日に基づく。
4.	(i)第1回基本サブ・ルート契約および(ii)第2回基本サブ・ルート契約に基づく取引	2001 2002 2003	160,227 253,203 263,411	(注2) (注2) (注2)	1,433,000	本表に記載された2003年度の数値ならびに当グループの輸送量の予想される増加、ユニバーサル・シッピング(アジア)カンパニー・リミテッドによる中国ーベトナム航路の導入、当グループによる資本注入後の上海プハイによる輸送能力および輸送量の増加に基づく。
5.	(i)第1回基本船積および船卸契約および(ii)第2回基本船積および船卸契約に基づく取引	2001 2002 2003	29,266 30,818 579,492		1,045,000	本表に記載する2003年度の数値および当グループが輸送する空および実入りコンテナの予想される能力増強および数量増加ならびに当グループの米国西海岸における当グループ専用の港湾ターミナルとしてウェスト・ベイシンが運営する港湾ターミナルを使用することに基づく。

6.	基本定期船サービス契約に基づく取引	2001 2002 2003	568,000 1,036,077 1,306,542	1,281,000	本表に記載の2003年度の数値および2004年4月から当グループが米国で「規制運送人」とみなされなくなることによりチャイナ・シッピンググループとの間の取引の減少が見込まれること、またそれによってチャイナ・シッピング・グループを通じてではなく直接米国の顧客と取引することが可能となるであろうとの予想に基づく。

注1：これらの数字は、実際に行われた現金支払に基づいており、「第6　経理の状況」に記載の関連当事者取引に関する注記に見出される数字とは異なっている。その理由は、会計上の見地から会計士はコンテナのリースをファイナンス・リースとして処理し、かかるファイナンス・リースの利息部分を財務書類に含めているためである。

注2：これらの数字は、「第6　経理の状況」に記載の関連当事者取引に関する注記に見出される数字とは異なっている。その理由は、上場規則のもとで関連当事者に該当する当社の子会社が、会計上は関連当事者とはみなされないためである。

注3：当グループに使用のため引き渡されたまたは引き渡される予定の5隻の既存船舶および13隻の新船は、チャイナ・シッピングが、独立の第三者である船舶所有者から傭船者として自己の名義で傭船したものである。チャイナ・シッピングおよび当社はともに、かかる定期傭船契約を、当社と当該船舶所有者との間で直接締結される新たな定期傭船契約で置き換えることを意図している。しかし、最近情報確認日現在、当社は当該船舶所有者との間に書面契約を締結することはできていないため、当グループは、チャイナ・シッピングが当該船舶所有者に支払わなければならない傭船料と同じ料金でチャイナ・シッピングからかかる船舶を再傭船している。

免除申請

（中　略）

上記で述べた関連取引は、反復的に継続すると見込まれるため、当社取締役は、かかる開示および／または株主承認は、実務的でなく、当社に余計な管理費用を追加で発生させるだけであると考える。よって、当社取締役は香港証券取引所に対し、上場規則のルール14A.42(3)に基づくこれらの要件の適用免除を要請している。当社は、香港証券取引所に対し、上場規則のもとで関連取引に関係する通常の承認および／または開示要件の遵守を免除する措置を認めるよう要請している。開示および／または株主承認の適用免除が申請されている除外されない経常的関連取引について香港証券取引所により認められる適用免除は、2006年12月31日に終了する3年間有効である。当社は、上表に記載の予定される年間上限額を含め、上場規則の第14A章に基づく関連要件を遵守する。

（後　略）

(3) 業界の概観

〈訂正前〉

国際コンテナ海運業界

（中　略）

主要なコンテナ貿易航路

（中　略）

ドリューリーの推計によれば、アジア、とくに極東（中国、香港、台湾、韓国および日本）の2004年と2005年の港湾取扱量は世界の平均を上回るペースで増加する。ドリューリーによれば、2003年の極東（中国、香港、台湾、韓国および日本）の港湾取扱量は世界の港湾取扱量の約34.3%を占め、アジア全体（極東、東南アジアおよび南アジア）の港湾取扱量は世界の港湾取扱量の約51.2%を占めた。

（中　略）

世界のコンテナ海運市場への参加者

（中　略）

次表に、BRS-アルファライナーが発表した2004年４月30日現在のコンテナ・ライン上位20社（TEU積載能力順による。）を掲げる。

順位	海運会社	合計	所有	傭船	受注残	
		TEU	TEU	TEU	TEU	既存の積載能力に対する割合(%)
1	Maersk-Sealand+Safmarine	929,750	525,171	404,579	307,006	33.0%
2	Mediterranean Shipping Co	572,811	365,553	207,258	301,662	52.7%
3	Evergreen Group	456,485	348,888	107,597	131,848	28.9%
4	P & O ネドロイド	420,385	135,848	284,537	134,420	32.0%
5	CMA-CGM Group	327,716	77,668	250,048	210,419	64.2%
6	陽明/Senator	288,598	90,215	198,383	71,500	24.8%
7	American President Lines	287,355	122,344	165,011	29,234	10.2%
8	日本郵船	257,069	154,162	102,907	73,770	28.7%
9	COSCO Container Lines	232,501	207,559	24,942	130,655	56.2%
10	CSCL Group	212,103	96,393	115,710	244,306	115.2%
11	Orient Overseas Container Line	202,038	122,701	79,337	78,721	39.0%
12	川崎汽船	199,731	81,028	118,703	107,398	53.8%
13	CP Ships Group	190,380	107,221	83,159	38,250	20.1%
14	Hapag-Lloyd Group	185,641	117,364	68,277	66,767	36.0%
15	商船三井	181,994	113,318	68,676	83,200	45.7%
16	Zim Israel Navigation	181,896	53,391	128,505	30,174	16.6%
17	CSAV Group	173,955	1,585	172,370	107,852	62.0%
18	Yang Ming Line	160,221	79,282	80,939	64,250	40.1%
19	Hamburg-Sud Group	148,022	43,716	104,306	42,114	28.5%
20	現代商船	137,208	55,254	81,954	34,000	24.8%

出所：2004年４月30日現在　BRS-アルファライナー

次表に示す通り、ドリューリーによれば、2000年から2003年までに世界のコンテナ海運船隊の推定実効積

載能力は平均で年複利増加率9.8%で成長した。

一般に、5,000TEU型コンテナ船の建造期間は約12ヵ月である。コンテナ海運業界の不況により、2002年の新造船の受注が著しく落ち込み、2003年と2004年の引渡しは限られていた。さらに、ドリューリーは、新たな停泊設備は需給が逼迫しており、そのため2003年第3四半期に発注された新規契約の大半は2006年ないし2007年にずれ込むと見ている。ドリューリーの予測によれば、次表に示すように、2004年のコンテナ海運活動の年間成長率は全体で同期間の船隊能力の推定伸び率を上回るものとされている。

(中　略)

業界の同盟と連合

定期船業界の構造という観点からは、運賃同盟、協議協定および業務連合が重要な影響力を有している。前二者が主に運賃および価格問題に関係しているのに対し、後者は要するに、船腹の共有や調整された航行が行われるようにするための運送人の間の業務協定である。

アジアとの間の往航・復航の主な運賃協定は、太平洋航路安定化協定（以下「TSA」という。)、西航太平洋横断安定化協定（以下「WTSA」という。）および極東運賃同盟（以下「FEFC」という。）である。TSAおよびWTSAはその会員に対し価格変更、運賃引上げ、上乗せ料金などを勧告することのみでき、会員の航行シーズンのためにアジアと米国西海岸の間の航行について1TEU当たり450米ドルの一般運賃表を作成した。

一方、FEFCは、西航について2004年1月付けで1TEU当たり150米ドル、2004年4月付けで1TEU当たり150米ドルおよび2004年7月1日付けで1TEU当たり250米ドルの運賃引上げを発表した。2004年10月に向けて再度の運賃引上げが提示された。

協定／同盟の会員は定められたガイドラインに従う傾向にあるものの、市況が優先され、価格決定に最も大きく影響するのは総体的な需給バランスである。しかし、これら協定／同盟の決定は、一定の航路の見込み運賃の目安になる。世界のコンテナ海運会社上位20社はほぼすべて、これらの運賃同盟の1つ以上に属している。例えば、コンテナ海運会社上位20社のうち11社はFEFC会員である。これらの運賃同盟会員は一定の航路上の輸送量のかなりの量を占めており、業界では価格は競争によって決まるので、運賃同盟が定める料金は一定の航路上の運賃全体にある程度まで影響を及ぼす。

ザ・グランド・アライアンス（Hapag-Lloyd Group、Malaysia International Shipping Corporation、日本郵船、Orient Overseas Container LineおよびP&Oネドロイドで構成される。)、ニュー・ワールド・アライアンス（American President Lines、現代商船および商船三井で構成される)、CHKY（COSCOコンテナ・ラインズ、韓進海運、川崎汽船および陽明海運で構成される。）などの同盟は、特定の航路上における会員間のサービスの調整に努めている。これらの同盟は、会員間の合意された船舶開発スケジュールおよび運航頻度で特定の主要貿易航路上の共同定期船サービスを提供している。このような仕組みは、同盟内の当該航路の積載能力の供給を規制している。

ドリューリーの推定によれば、運賃は、当該サービスに対する需要の増大により2004年も引続き上昇する。これは、FEFCとTSAによる運賃引上案と一致している。

(中　略)

中国のコンテナ海運業界

(中　略)

外国貿易の成長とWTOの影響

2001年12月に中国が世界貿易機関（WTO）に加盟して以来、中国の外国貿易額は著しく増加している。2001年、2002年および2003年の中国のGDP成長率がそれぞれ7.5%、8.0%、9.1%であったのに対して、その間の中国の外国貿易総額の増加率はそれぞれ7.5%、21.8%、37.1%であった。外国貿易総額の成長は2004年に入っても継続している。中国国家統計情報センターによると、中国の2004年のGDP成長率および輸出成長率は、それぞれ約7.9%および14%と予想される。2004年の最初の3ヵ月間に、中国の外国貿易額は前年同期比38.2%増の約

2,399億米ドルに達した。

中国のWTO加盟に伴い、外国貿易の財貨にかかる関税が引下げられると予想され、取締役は、中国のWTO加盟が、中国の外国貿易の成長と中国向けおよび中国発のコンテナ海運の増加に引続き好影響を及ぼすと考えている。

（後　略）

〈訂正後〉

国際コンテナ海運業界

（中　略）

主要なコンテナ貿易航路

（中　略）

ドリューリーの推計によれば、アジア、とくに極東（中国、香港、台湾、韓国および日本）の2004年と2005年の港湾取扱量は世界の平均を上回るペースで増加する。ドリューリーによれば、2003年の極東の港湾取扱量は世界の港湾取扱量の約34.3%を占め、アジア全体（極東、東南アジアおよび南アジア）の港湾取扱量は世界の港湾取扱量の約51.2%を占めた。

（中　略）

世界のコンテナ海運市場への参加者

（中　略）

次表に、BRS-アルファライナーが発表した2004年４月30日現在のコンテナ・ライン上位20社（TEU積載能力順による。）を掲げる。

順位	海運会社	合計	所有	傭船	受注残	
		TEU	TEU	TEU	TEU	既存の積載能力に対する割合(%)
1	Maersk-Sealand+Safmarine	929,750	525,171	404,579	307,006	33.0%
2	Mediterranean Shipping Co	572,811	365,553	207,258	301,662	52.7%
3	Evergreen Group	456,485	348,888	107,597	131,848	28.9%
4	P & O ネドロイド	420,385	135,848	284,537	134,420	32.0%
5	CMA-CGM Group	327,716	77,668	250,048	210,419	64.2%
6	韓進/Senator	288,598	90,215	198,383	71,500	24.8%
7	American President Lines	287,355	122,344	165,011	29,234	10.2%
8	日本郵船	257,069	154,162	102,907	73,770	28.7%
9	COSCO コンテナ・ラインズ	232,501	207,559	24,942	130,655	56.2%
10	CSCL Group	212,103	96,393	115,710	244,306	115.2%
11	Orient Overseas Container Line	202,038	122,701	79,337	78,721	39.0%
12	川崎汽船	199,731	81,028	118,703	107,398	53.8%
13	CP Ships Group	190,380	107,221	83,159	38,250	20.1%
14	Hapag-Lloyd Group	185,641	117,364	68,277	66,767	36.0%
15	商船三井	181,994	113,318	68,676	83,200	45.7%
16	Zim Israel Navigation	181,896	53,391	128,505	30,174	16.6%
17	CSAV Group	173,955	1,585	172,370	107,852	62.0%
18	Yang Ming Line	160,221	79,282	80,939	64,250	40.1%
19	Hamburg-Sud Group	148,022	43,716	104,306	42,114	28.5%
20	現代商船	137,208	55,254	81,954	34,000	24.8%

出所：2004年４月30日現在　BRS-アルファライナー

次表に示す通り、ドリューリーによれば、2000年から2003年までに世界のコンテナ海運船隊の推定実効積載能力は平均で年複利増加率9.8%で成長した。

一般に、5,000TEU型コンテナ船の建造期間は約12ヵ月である。コンテナ海運業界の不況により、2002年の新造船の受注が著しく落ち込み、2003年と2004年の引渡しは限られていた。さらに、ドリューリーは、新造船の停泊設備は需給が逼迫しており、そのため2003年第３四半期に発注された新規契約の大半は2006年ないし2007年にずれ込むと見ている。ドリューリーの予測によれば、次表に示すように、2004年のコンテナ海運活動の年間成長率は全体で同期間の船隊能力の推定伸び率を上回るものとされている。

（中　略）

業界の同盟と連合

定期船業界の構造という観点からは、運賃同盟、協議協定および業務連合が重要な影響力を有している。前二者が主に運賃および価格問題に関係しているのに対し、後者は要するに、船腹の共有や調整された航行が行われるようにするための運送人の間の業務協定である。

アジアとの間の往航・復航の主な運賃協定は、太平洋航路安定化協定（以下「TSA」という。）、西航太平洋横断安定化協定（以下「WTSA」という。）および極東運賃同盟（以下「FEFC」という。）である。TSAおよびWTSAはその会員に対し価格変更、運賃引上げ、上乗せ料金などを勧告することのみでき、会員の航行シーズンのためにアジアと米国西海岸の間の航行について１FEU当たり450米ドルの一般運賃修復を実施した。

一方、FEFCは、西航について2004年1月付けで１TEU当たり150米ドル、2004年4月付けで１TEU当たり150米ドルおよび2004年7月1日付けで１TEU当たり250米ドルの運賃引上げを発表した。2004年10月に向けて再度の運賃引上げが提示された。

協定／同盟の会員は定められたガイドラインに従う傾向にあるものの、市況が優先され、価格決定に最も大きく影響するのは総体的な需給バランスである。しかし、これら協定／同盟の決定は、一定の航路の見込み運賃の目安になる。世界のコンテナ海運会社上位20社はほぼすべて、これらの運賃同盟の1つ以上に属している。例えば、コンテナ海運会社上位20社のうち11社はFEFC会員である。これらの運賃同盟会員は一定の航路上の輸送量のかなりの量を占めており、業界では価格は競争によって決まるので、運賃同盟が定める料金は一定の航路上の運賃全体にある程度まで影響を及ぼす。

ザ・グランド・アライアンス（Hapag-Lloyd Group、Malaysia International Shipping Corporation、日本郵船、Orient Overseas Container LineおよびP&Oネドロイドで構成される。）、ニュー・ワールド・アライアンス（American President Lines、現代商船および商船三井で構成される。）、CHKY（COSCOコンテナ・ラインズ、韓進海運、川崎汽船および陽明海運で構成される。）などの同盟は、特定の航路上における会員間のサービスの調整に努めている。これらの同盟は、会員間の合意された船舶開発スケジュールおよび運航頻度で特定の主要貿易航路上の共同定期船サービスを提供している。このような仕組みは、同盟内の当該航路の積載能力の供給を規制している。

ドリューリーの推定によれば、運賃は、当該サービスに対する需要の増大により2004年も引続き上昇する。これは、FEFCとTSAによる運賃引上案と一致している。

（中　略）

中国のコンテナ海運業界

（中　略）

外国貿易の成長とWTOの影響

2001年12月に中国が世界貿易機関（WTO）に加盟して以来、中国の外国貿易額は著しく増加している。2001

年、2002年および2003年の中国のGDP成長率がそれぞれ7.5%、8.0%、9.1%であったのに対して、その間の中国の外国貿易総額の増加率はそれぞれ7.5%、21.8%、37.1%であった。外国貿易総額の成長は2004年に入っても継続している。中国の2004年のGDP成長率および輸出成長率は、それぞれ約7.9%および14%と予想される。2004年の最初の３ヵ月間に、中国の外国貿易額は前年同期比38.2%増の約2,399億米ドルに達した。

中国のWTO加盟に伴い、外国貿易の財貨にかかる関税が引下げられると予想され、取締役は、中国のWTO加盟が、中国の外国貿易の成長と中国向けおよび中国発のコンテナ海運の増加に引続き好影響を及ぼすと考えている。

（後　略）

(4) 規　制

〈訂正前〉

（前　略）

海運規則と反トラスト規則

中国

● 中国の海上輸送事業規制当局

中華人民共和国の海事法（以下「海事法」という。）に基づき、海上輸送は、1993年7月1日以降、国務院傘下の所管運輸当局の統一的管理の下にある。国務院総務室は1998年6月18日に、交通部の職能配分・内部組織・人事体制に関する規定（以下「交通部の職能規定」という。）を公布した。当該規定に基づき、交通部は陸上・海上輸送を監督する国務院の構成部局である。交通部の海上輸送局は、国際・国内海上輸送港湾、運送代理業務、その他の輸送サービスの管理に責任を負う。

交通部の職能規定に基づき、中国の港湾管理局と船舶検査局が併合されて、交通部直属の組織である海事局になった。さらに、1999年9月26日付けで公布・施行された交通部直属の海事組織の設立案に関する国務院総務室が発行した通告に基づき、交通部はまた、業務の必要に応じて交通部およびその支局の直属の地方海事局も設置した。かかる海事局は、統一的に中華人民共和国海事局と呼ばれる（海上輸送当局の改革はまだ完了していないが、さまざまなレベルの海事当局の一部は依然として中華人民共和国港湾局または中華人民共和国船舶検査局と呼ばれている。）。

● 海上輸送およびその関連補助サービスの運用に関する規定

中国の沿岸、河川、湖沼、その他の内水路に沿った海上輸送および海上輸送サービスの提供では、中華人民共和国海上輸送管理規則、海上輸送管理規則実施規則、中華人民共和国海上輸送サービス管理に関する規定および国内海上輸送規則を遵守しなければならず、また、国内海上輸送運営資格管理規則に基づく運航資格条件に従わなければならない。中華人民共和国海上輸送管理規則に従い、海上輸送または海上輸送サービスに従事する企業の設立は、所轄の運輸当局による審査を受け、その承認を得なければならない。当該運輸当局は、審査と承認手続を経て、許可証を発行する。輸送許可証は、海上輸送に従事する企業の設立に関して発行され、一方、海上輸送サービス許可証は、海上輸送サービスに従事する企業の設立に関して発行される。海上輸送許可証または海上輸送サービス許可証をもつ企業は、地元の産業管理当局に営業免許を申請することができる。これらの企業は、営業免許を取得して初めて、営業を開始することができる。

中国の港湾との間の国際海上輸送およびその他の関連サービス（国際貨物運送代理業務、国際船舶管理、国際財貨船内荷役、財貨の国際海運倉庫業務、国際海運コンテナ・ステーションおよび載貨ヤードを含む。）に関する規定は、中華人民共和国国際海上輸送規則および中華人民共和国国際海上輸送規制実施規則を遵守しなければならない。中国で上記のサービスを行うためには、関連する交通監督部局から承認および関係する保証書を得なければならない。国際海上輸送サービスの運営については、国際海上輸送許可を取得しなければならない。国際定期輸送サービスの運営については交通部から運航免許を取得しなければならない。国際貨物運送代理業務サービスの運営には国際貨物運送代理業務登録を取得しなければならない。1997年2月14日に公布された定期国内フィーダー・コンテナ海運および定期国際輸送の経営強化に関する通達に従い、国内フィーダー・サービスを運営するため交通部に申請を行わなければならない。

国際貨物運送代理業務サービスの運営は、国際貨物運送代理業務管理に関する中華人民共和国の規定および中華人民共和国国際貨物運送代理業務管理規定実施規則の関連規定を遵守しなければならない。当該規定に基づき、国際貨物運送代理企業は、中華人民共和国の国際貨物運送代理企業承認証明書の取得後、輸出もしくは輸入する財貨の荷送人および荷受人の代理人、または国際貨物運送代理業務サービスを行う独立事業者として行動することができる。

● 航路および運賃に関する監督

海上輸送規則に基づき、国際定期便の開始もしくは中止、または国際定期便の船舶もしくは時間の変更については15日前に通知するものとし、前記の開始、中止または変更はその発生後15日以内に所管の国務院所轄の交通局に提出しなければならない。

海上輸送規則に従い届出手続を行わない企業については、国務院直轄の所轄の運輸局または国務院の授権を受けた地方の運輸当局が、当該企業に対し、所定の期限内に届出手続を行うように命令する。所定の期限内に届出手続をしない企業は、10,000人民元超50,000人民元未満の罰金を課せられ、資格を剥奪される可能性がある。国際定期輸送サービスの運営に従事する国際海上輸送サービス業者が請求する運賃は、所定の様式により、国務院直轄の所轄の運輸当局に登録しなければならない。海上輸送規則に基づくかかる届出手続をしない企業または運賃を届け出ない企業または登録運賃を遵守しない企業に対しては、国務院直轄の所轄の運輸当局または国務院の授権を受けた地方の運輸当局が、当該企業に対し、所定の期限内に登録を行うよう命令する。これを履践しない企業は、20,000人民元超、100,000人民元未満の罰金を課せられる可能性がある。

海上輸送規則に従い、国務院直轄の所轄の運輸当局は、指定された部局に対し、運賃の届出を完了するよう授権する。かかる要請に従い、中華人民共和国交通部は、運賃報告システムの実施および上海航運交易所の認可に関する通達（1996年11月1日実施）を示達し、上海航運交易所が、上海、浙江省および江蘇省におけるコンテナ海運会社の運賃の届出受理に責任を負うことを認めた。届出される運賃には、いわゆる公表運賃および協定運賃が含まれる。公表運賃は、国際貨物事業者および非船舶運航業者（NVOCC）のフレート・ブックに含まれる運賃である。また、協定運賃とは、国際貨物事業者、貨物所有者およびNVOCCの間で合意された運賃をいう。公表運賃および協定運賃は、それぞれ所轄の部局に提出された後30日と24時間の期間満了後に効力を生じる。国際貨物事業者は、届出済みの料金を実施しなければならない。

国内海上輸送に関連する航路管理については、国内海上輸送の登録管理の規制強化に関する通達に基づき、国内フィーダー・コンテナ・サービスおよび旅客サービスの開設または調整を、関係する運輸当局に登録しなければならない。国内海上運賃については、国家発展改革委員会に基づき中華人民共和国交通部が示達した海上運賃の全面的開設に関係する問題に関する通達に基づき、運賃（軍事支出、軍事において直接発生した運賃および非常事態および災害に対処するために発生した運賃を除く。）を、市況に応じて調整することができる。正確な運賃は、2001年5月1日以降、海上輸送企業が、営業費および市場の需給に基づき決定することができる。中央政府の下で海上輸送に従事する企業が請求する運賃は、当該企業により、国家発展改革委員会および中華人民共和国交通部に届け出なられなければならない。海上輸送に従事するその他の企業が請求する運賃は、関連する省（地区）の価格管理局および所轄の運輸当局に届出なければならない。運賃を定めた場合、海上輸送に従事する各企業は、国により規定された価格に関係する要件を厳格に遵守しなければならない。契約運賃を除き、運賃の修正は、当該修正の30日前に一般に公表しなければならない。運賃またはサービス料金について関連する国の要件に違反した場合、当該部分は無効とされ、海上輸送管理のための中華人民共和国規則に従い、20,000人民元超150,000人民元未満の罰金を課せられる。

● 船舶に関する監督

中華人民共和国船舶登録規則の下では、中国の法律に基づき設立され、中国に主たる事業所を有する法人の船舶は、船舶登録規則に基づき登録し、国籍および所有権証明を取得しなければならない。中国港湾管理庁（現在「中国海事局」と呼ばれている。以下同じ。）は、船舶登録の所管当局である。各地の港湾にある港湾管理局は、実際に船舶登録を行う部局（以下「船舶登録局」という。）であり、その管轄権は中国港湾管理庁によって決定される。

中国において登録され、または登録される予定の船舶は、2000年11月9日以降、船舶検査管理経過措置に従い、所定の船舶検査当局に法定検査の申請をしなければならない。中華人民共和国船舶・海運施設検査規則の下では、船舶検査は、船舶検査局（現中国海事局）が設置した船舶検査組織、または、それぞれの省の人民政府の所管交通部が設置した船舶検査組織で、地方船舶検査組織および船舶検査局（現中国海事局）が委託、指定または承認した組織により行うことができる。船舶が検査に合格したときは、検査組織はしかる

べく証明書を交付する。

● コンテナに関する監督

中華人民共和国船舶・海運施設検査規則および船舶検査管理経過措置の下では、コンテナの所有者または事業者は、1) 建造中のコンテナについては製造検査、および2) 使用中のコンテナについては定期検査を受けるために船舶検査局（現中国海事局）が設置または指定する船舶検査組織に申請しなければならない。コンテナが検査に合格したときは、検査組織はしかるべく証明書を交付するものとする。

コンテナの出入国検査・検疫管理手続に基づき、すべての実入りコンテナおよび空コンテナは2002年２月１日以降、入国、出国またはトランジットに関する国際標準機構（ISO）の要件を満たさなければならない。国家出入国検査・検疫局は、中国を出入りするすべてのコンテナの検査・検疫の管理に責任を負う。国家出入国検査・検疫局が全国に設置する検査・検疫組織は、実際の検査・検疫作業に責任を負う。コンテナの出国前または出国時、またはトランジットの際に、荷送人、荷主または代理人は、検査・検疫組織にその旨を報告して検査を受けるものとし、当該組織は所定の検査・検疫作業を行わなければならない。中国に入国するコンテナおよびそのコンテナに収容された財貨は、引渡し前に検査を受けなければならない。出国コンテナは、財貨の積込みに先立って検査を受けなければならない。検査組織の承認を受けなければ、コンテナは財貨を積み込んではならない。

米国。米国の港湾で活動する当グループの輸送事業は米国海事法の規定に従わなければならない。特に、米国海事法は、米国で活動している一般運送人間の一定の協力協定について反トラスト法の適用除外を認めている。最も一般的な協定は、運送人がお互いの船舶でスペースを共有するスロット交換契約と、運送人が海上運賃・料金およびその他のサービス条件を調整・協議し、合意する料金協議協定（総称して以下「運送人協定」という。）である。当該協議協定で下された決定を遵守することは、任意である。反トラスト法の適用除外を受けるために、運送人協定は、米国連邦海事委員会による審査を受けなければならない。

米国の港湾で活動する運送人は、ある程度秘密性のあるサービス契約または公表された運賃率表を通じて輸送サービスを提供することができる。米国海事法は、運送人に運賃率表および一定の契約条件を公表するよう義務づけている。当該運賃率表は通常、インターネットを通じて公開される。米国海事法は、「規制運送人」（当グループおよび政府の過半数所有または国有の他の運送人を含む）に、30日前に運賃率表の変更を公表するよう義務づけている。当グループは、他の中国の規制運送人数社とともに、適用免除を認められており、公表と同時に運賃を引下げることができる。ただし、米国連邦海事委員会は、米国海事法の要件に従い、当グループの適用免除を取消すことができる。非規制運送人は、運賃引上げにつき30日の公告を行なうことのみ要求されている。かかる非規制運送人は、公表と同時に運賃を引下げることができる。サービス契約の変更は、30日の待機期間に服しない。米国の港湾に寄港する運送人で、米国海事法および運送人協定、運賃率表またはサービス契約に関するその他の規制要件に違反した者は、違反1件当たり最大６万米ドルの民事罰に処せられることがある。

2003年12月、米国と中国は、海上輸送に関する協定を締結した。当該協定は、それぞれの政府が一定の手続を履践した後に施行される予定であり、その中には、米国政府側が、中国の規制運送人に対し運賃引下げにかかる30日の待機期間を免除することが含まれる。上記で述べたとおり、米国連邦海事委員会は、当グループを含む中国の規制運送人数社に対しかかる免除を認めている。協定は特に、相手国の港に寄港する権利、支店を開設する権利、管理、通関その他所定の手続の簡便化、現地通貨での代金の請求・徴収ならびに代金の通貨交換および送金について規定している。同協定は、施行された後は、グループの営業効率の改善に資すると思われるが、同時に当グループが直面する競争、特に米国・中国間航路における米国の海運会社との競争が激化する可能性がある。

2001年９月11日のテロ攻撃の後、米国政府は、米国の港湾における安全性を向上させ、米国に出入りする貨物の安全を確保するためにさまざまな措置（2002年海上輸送安全法（以下「MTSA」という。）を含む。）を採択した。港湾の安全性のついては、米国本土防衛省は、国際海事組織の国際船および港湾設備安全規則（IMO ISPS規則）（2004年７月１日発効）が、MTSAに基づき外国の港で実行されているテロ対策の有効性を評価する

という同省の使命に沿うものであると判断した。本土防衛省の米国沿岸警備隊は、MTSAのこうした側面を実施するための同省のアプローチを概説している。米国沿岸警備隊の対策のもとで、当該設備で実施されているテロ対策を評価するため、米国外の港を含む港湾地域を査察団が訪問しなければならない。もしこうした査察団が立入りを拒否された場合、米国沿岸警備隊は、当該港に寄港した船舶に対して、米国海域への進入を拒否するなどの追加の強制措置を課することができる。IMOISPS規則を遵守していないことが判明した港についても、措置がとられる場合がある。MTSAのもとでは、いかなる国も、通告から90日以内に遵守を達成しなければならない。もし、その後も是正措置がとられなかった場合、かかる国の港から米国に到着した船舶は、追加的措置に服することを要求される可能性があり、もし当該国における不遵守の度合いが深刻ならば、かかる措置は直ちに発動されうる。かかる措置にはとりわけ、港に入る前の沖合検査、船舶の行動制御、武装船による護衛、包括的な安全性検査および進入拒否が含まれる。こうした措置は、当該国の遵守が明らかとなるまで続けられる。

（中　略）

オーストラリア

● 反トラスト

オーストラリアでは、1974年取引慣行法（以下「TPA」という。）のパートXが、定期船貨物海運同盟協定に、適用除外が認められなければ以下が禁止されるであろうTPAの規定の適用除外を認めている。

(a)　競争を実質的に減殺することを目的とし、または減殺する効果のある契約、取決めまたは了解

(b)　排他的取引慣行に従事する法人

定期船貨物海運同盟協定が当該規定の適用除外を受けるためには、

(c)　同盟協定は、登録されなければならない（また、同盟協定が変更されたときは再登録されなければならない）。

(d)　適用除外がなければ禁止されるであろう同盟協定に含まれる規定は、

(i)　競争を実質的に減殺することを目的とし、または減殺する見込みがある契約、取決めまたは了解については、以下の事項のみを取り扱うものでなければならない。

(A)　運賃の固定または運賃に対するその他の規制

(B)　収入、損失またはトラフィックのプールまたは割当て

(C)　協定の当事者が行う貨物の数量または種類の制限またはその他の規制

(D)　協定への新規当事者の加入の制限またはその他の規制

(ii)　同盟協定の効果的運用に必要であり、かつオーストラリアの輸出業者もしくは輸入業者の全体的利益となるものでなければならない。

当社は、登録済みの同盟協定である、アジア・オーストラリア協議協定（以下「AADA」という。）に加盟している。AADAは現在、AADAの登録の取消しの是非を判断するため、協定の下での一連の値上げに関してオーストラリア競争・消費者委員会（以下「ACCC」という。）による調査を受けている。ACCCは先般、AADAによる価格引上げに関する調査を終えて、ポジション・ペーパーを公表した。ACCCは、AADAが法的に価格を固定する権限は否認されるべきであると結論している。これは暫定的な見解に過ぎず、ACCCは、公の諮問手続を経た後、最終的な態度を決定する。ACCCはその後、運輸・地域サービス大臣に報告を行い、同大臣がACCCの勧告を受理するか拒否するかを決定する。

もし、ACCCが同大臣に対し、AADAの登録取消しを勧告し、同大臣がこれを受理すれば、登録取消しによって将来AADA加盟者は上記のTPAのパートXに規定された救済の恩恵を受けることができなくなり、AADAの加盟者の活動は、TPAに定められたあらゆる独占行為禁止規定の適用対象とされる可能性がある。

同盟協定の当事者は、同盟協定が再登録されなくても運賃を修正することができる。しかし、運輸相は、特定の価格設定慣行に従事しないよう義務づける命令を国際運送人に出すことができる。運賃を変更するこ

とができるかどうかに関しては、国有運送人と非国有運送人は区別されない。

かなりの市場支配力を有する疑いのある非同盟運送人は、ACCCによる調査を受けることがある。ACCCは、非同盟運送人がかなりの程度の市場支配力を有すると判断することがある。従って、その運送人は、運送取決めに関して一定の指定荷送人団体との交渉を義務づけられることになる。

最近のパートXの修正には、「ターミナル間」タイプの運送交渉の料金設定、輸入船同盟（および輸出船同盟）を対象とするパートXの適用拡大、反競争的行為を解決するための運輸相およびACCCの権限強化、閉鎖型同盟が一定の状況で新規会員を受け入れる要件、当該同盟の会員ライン向け船内荷役サービスの提供について船内荷役業者と共同で交渉することの許可などに関連した適用除外の拡大が含まれる。

● オーストラリアに財貨を運送する運送人に義務づけられる免許

国際貨物輸送の管理に責任を負うオーストラリア連邦政府（以下「政府」という。）機関である運輸・地域サービス省は、外国船として登録された国際貨物船には、当該船舶が沿岸貿易に従事しないことを条件に、オーストラリア内に貨物を運送するための許可の取得を義務づけないと当社に通告した。しかし、国際貨物運送会社は、1974年貿易慣行法のパートX（連邦（Cth））の適用上、オーストラリアにおいて同国の登録代理人を代理人に任命しなければならない。

船舶が沿岸貿易に従事するとは、当該船舶が州または特別地域の港から貨物を運送し、その貨物を他の州または特別地域の港に輸送することをいう。沿岸貿易に従事しようとする船舶は、免許または許可を取得しなければならない。免許は、いくつかの条件（当該船舶が外国政府から補助金を得ておらず、過去12カ月間に補助金を受給していないことを含む。）を満たすことを条件として交付される場合がある。無免許船舶は、沿岸貿易に従事する許可を申請することができる。許可は、政府の裁量により交付されることがある。関連する海運事業に利用可能な適切な免許船舶があるか否かや、無免許船舶に沿岸貿易に従事することを認めることは公益に適うか否かを含めて、一定の要因が考慮に入れられる。

また、オーストラリアの海事・港湾規則は、当該船舶が関連する国際条約（たとえば、MARPOL、海上における人命の安全のための国際条約、満載喫水線に関する国際条約など）を遵守しているかを確認するために、政府および港湾当局が国際貨物船の検査を実施することを認められることを要求している。

反トラスト訴追免責の最近の動向。上述した反トラスト訴追免責は、安定した運賃と信頼できる定期船海運サービスを荷送人に保証するために必要であるという根拠に基づきこれまで正当化されてきた。こうした免責特権は、米国、カナダおよびEUで長年にわたりさまざまな形で実施されている。しかし、免責特権は法律や規則の修正、裁判所の判決を通じて徐々に損なわれ、狭められている。たとえば、1998年に米国の1998年海運改革法（「OSRA」）により運送人間の競争促進措置が米国に導入された。欧州裁判所が2002年２月28日の一審で下した決定３件は、EC規則4056/86に含まれる免責特権は港湾間のサービスにのみ適用されるものであって、複合一貫輸送サービスの内地部分の運賃固定を認めたものではないとの判断を示した。

（後　略）

〈訂正後〉

（前　略）

海運規則と反トラスト規則

中国

● 中国の海上輸送事業規制当局

中華人民共和国の海事法（以下「海事法」という。）に基づき、海上輸送は、1993年7月1日以降、国務院傘下の所管運輸当局の統一的管理の下にある。国務院総務室は1998年6月18日に、交通部の職能配分・内部組織・人事体制に関する規定（以下「交通部の職能規定」という。）を公布した。当該規定に基づき、交通部は陸上・海上輸送を監督する国務院の構成部局である。交通部の海上輸送局は、国際・国内海上輸送、港湾、貨物運送代理業務、その他の貨物輸送サービスの管理に責任を負う。

交通部の職能規定に基づき、中国の港湾管理局と船舶検査局が併合されて、交通部直属の組織である海事局になった。さらに、1999年9月26日付けで公布・施行された交通部直属の海事組織の設立案に関する国務院総務室が発行した通告に基づき、交通部はまた、業務の必要に応じて交通部およびその支局の直属の地方海事局も設置した。かかる海事局は、統一的に中華人民共和国海事局と呼ばれる（海上輸送当局の改革はまだ完了していないが、さまざまなレベルの海事当局の一部は依然として中華人民共和国港湾管理局または中華人民共和国船舶検査局と呼ばれている。）。

● 海上輸送およびその関連補助サービスの運用に関する規定

中国の沿岸、河川、湖沼、その他の内水路に沿った海上輸送および海上輸送サービスの提供では、中華人民共和国海上輸送管理規則、海上輸送管理規則実施規則、中華人民共和国海上輸送サービス管理に関する規定および国内海上輸送規則を遵守しなければならず、また、国内海上輸送運営資格管理規則に基づく運航資格条件に従わなければならない。中華人民共和国海上輸送管理規則に従い、海上輸送または海上輸送サービスに従事する企業の設立は、所轄の運輸当局による審査を受け、その承認を得なければならない。当該運輸当局は、審査と承認手続を経て、許可証を発行する。輸送許可証は、海上輸送に従事する企業の設立に関して発行され、一方、海上輸送サービス許可証は、海上輸送サービスに従事する企業の設立に関して発行される。海上輸送許可証または海上輸送サービス許可証をもつ企業は、地元の産業管理当局に営業免許を申請することができる。これらの企業は、営業免許を取得して初めて、営業を開始することができる。

中国の港湾との間の国際海上輸送およびその他の関連サービス（国際貨物運送代理業務、国際船舶管理、国際財貨船内荷役、財貨の国際海運倉庫業務、国際海運コンテナ・ステーションおよび載貨ヤードを含む。）に関する規定は、中華人民共和国国際海上輸送規則および中華人民共和国国際海上輸送規則実施規則を遵守しなければならない。中国で上記のサービスを行うためには、関連する交通監督部局から承認および関係する保証書を得なければならない。国際海上輸送サービスの運営については、国際海上輸送許可を取得しなければならない。国際定期輸送サービスの運営については交通部から運航免許を取得しなければならない。国際貨物運送代理業務サービスの運営には国際貨物運送代理業務登録を取得しなければならない。1997年2月14日に公布された定期国内フィーダー・コンテナ海運および定期国際輸送の経営強化に関する通達に従い、国内フィーダー・サービスを運営するため交通部に申請を行わなければならない。

国際貨物運送代理業務サービスの運営は、国際貨物運送代理業務管理に関する中華人民共和国の規定および中華人民共和国国際貨物運送代理業務管理規定実施規則の関連規定を遵守しなければならない。当該規定に基づき、国際貨物運送代理企業は、中華人民共和国の国際貨物運送代理企業承認証明書の取得後、輸出もしくは輸入する財貨の荷送人および荷受人の代理人、または国際貨物運送代理業務サービスを行う独立事業者として行動することができる。

● 航路および運賃に関する監督

海上輸送規則に基づき、国際定期便の開始もしくは中止、または国際定期便の船舶もしくは時間の変更については15日前に通知するものとし、前記の開始、中止または変更はその発生後15日以内に所管の国務院所

轄の交通局に提出しなければならない。

海上輸送規則に従い届出手続を行わない企業については、国務院直轄の所轄の運輸局または国務院の授権を受けた地方の運輸当局が、当該企業に対し、所定の期限内に届出手続を行うように命令する。所定の期限内に届出手続をしない企業は、10,000人民元超50,000人民元未満の罰金を課せられ、資格を剥奪される可能性がある。国際定期輸送サービスの運営に従事する国際海上輸送サービス業者が請求する運賃は、所定の様式により、国務院直轄の所轄の運輸当局に登録しなければならない。海上輸送規則に基づくかかる届出手続をしない企業または運賃を届け出ない企業または登録運賃を遵守しない企業に対しては、国務院直轄の所轄の運輸当局または国務院の授権を受けた地方の運輸当局が、当該企業に対し、所定の期限内に登録を行うよう命令する。これを履践しない企業は、20,000人民元超、100,000人民元未満の罰金を課せられる可能性がある。

海上輸送規則に従い、国務院直轄の所轄の運輸当局は、指定された部局に対し、運賃の届出を完了するよう授権する。かかる要請に従い、中華人民共和国交通部は、運賃報告システムの実施および上海航運交易所の認可に関する通達（1996年11月1日実施）を示達し、上海航運交易所が、上海、浙江省および江蘇省におけるコンテナ海運会社の運賃の届出受理に責任を負うことを認めた。届出される運賃には、いわゆる公表運賃および協定運賃が含まれる。公表運賃は、国際貨物事業者および非船舶運航業者（NVOCC）のフレート・ブックに含まれる運賃である。また、協定運賃とは、国際貨物事業者、貨物所有者およびNVOCCの間で合意された運賃をいう。公表運賃および協定運賃は、それぞれ所轄の部局に提出された後30日と24時間の期間満了後に効力を生じる。国際貨物事業者は、届出済みの料金を実施しなければならない。

国内海上輸送に関連する航路管理については、国内海上輸送の登録管理の規制強化に関する通達に基づき、国内フィーダー・コンテナ・サービスおよび旅客サービスの開設または調整を、関係する運輸当局に登録しなければならない。国内海上運賃については、国家発展改革委員会に基づき中華人民共和国交通部が示達した海上運賃の全面的開放に関係する問題に関する通達に基づき、運賃（軍事支出、軍事において直接発生した運賃および非常事態および災害に対処するために発生した運賃を除く。）を、市況に応じて調整することができる。正確な運賃は、2001年5月1日以降、海上輸送企業が、営業費および市場の需給に基づき決定することができる。中央政府の下で海上輸送に従事する企業が請求する運賃は、当該企業により、国家発展改革委員会および中華人民共和国交通部に届け出られなければならない。海上輸送に従事するその他の企業が請求する運賃は、関連する省（地区）の価格管理局および所轄の運輸当局に届出なければならない。運賃の自由化に伴い海上輸送に従事する各企業は、国により規定された価格に関係する要件を厳格に遵守しなければならない。契約運賃を除き、運賃の修正は、当該修正の30日前に一般に公表しなければならない。運賃またはサービス料金について関連する国の要件に違反した場合、当該部分は無効とされ、中華人民共和国海上輸送管理規則に従い、20,000人民元超150,000人民元未満の罰金を課せられる。

● 船舶に関する監督

中華人民共和国船舶登録規則の下では、中国の法律に基づき設立され、中国に主たる事業所を有する法人の船舶は、船舶登録規則に基づき登録し、国籍および所有権証明を取得しなければならない。中国港湾管理局（現在「中国海事局」と呼ばれている。以下同じ。）は、船舶登録の所管当局である。各地の港湾にある港湾管理局は、実際に船舶登録を行う部局（以下「船舶登録局」という。）であり、その管轄権は中国港湾管理局によって決定される。

中国において登録され、または登録される予定の船舶は、2000年11月9日以降、船舶検査管理経過措置に従い、所定の船舶検査当局に法定検査の申請をしなければならない。中華人民共和国船舶・海運施設検査規則の下では、船舶検査は、船舶検査局（現中国海事局）が設置した船舶検査組織、または、それぞれの省の人民政府の所管交通部が設置した船舶検査組織で、地方船舶検査組織および船舶検査局（現中国海事局）が委託、指定または承認した組織により行うことができる。船舶が検査に合格したときは、検査組織はしかるべく証明書を交付する。

● コンテナに関する監督

中華人民共和国船舶・海運施設検査規則および船舶検査管理経過措置の下では、コンテナの所有者または事業者は、1）建造中のコンテナについては製造検査、および2）使用中のコンテナについては定期検査を受けるために船舶検査局（現中国海事局）が設置または指定する船舶検査組織に申請しなければならない。コンテナが検査に合格したときは、検査組織はしかるべく証明書を交付するものとする。

コンテナの出入国検査・検疫管理手続に基づき、すべての実入りコンテナおよび空コンテナは2002年２月１日以降、入国、出国またはトランジットに関する国際標準機構（ISO）の要件を満たさなければならない。国家出入国検査・検疫局は、中国を出入りするすべてのコンテナの検査・検疫の管理に責任を負う。国家出入国検査・検疫局が全国に設置する検査・検疫組織は、実際の検査・検疫作業に責任を負う。コンテナの出国前または出国時、またはトランジットの際に、荷送人、荷主または代理人は、検査・検疫組織にその旨を報告して検査を受けるものとし、当該組織は所定の検査・検疫作業を行わなければならない。中国に入国するコンテナおよびそのコンテナに収容された財貨は、引渡し前に検査を受けなければならない。出国コンテナは、財貨の積込みに先立って検査を受けなければならない。検査組織の承認を受けなければ、コンテナは財貨を積み込んではならない。

米国。米国の港湾で活動する当グループの輸送事業は米国海事法の規定に従わなければならない。特に、米国海事法は、米国で活動している一般運送人間の一定の協力協定について反トラスト法の適用除外を認めている。最も一般的な協定は、運送人がお互いの船舶でスペースを共有するスロット交換契約と、運送人が海上運賃・料金およびその他のサービス条件を調整・協議し、合意する料金協議協定（総称して以下「運送人協定」という。）である。当該協議協定で下された決定を遵守することは、任意である。反トラスト法の適用除外を受けるために、運送人協定は、米国連邦海事委員会による審査を受けなければならない。

米国海事法のもとで米国の港湾で活動する運送人は、ある程度秘密性のあるサービス契約または公表された運賃率表を通じて輸送サービスを提供することができる。米国海事法は、運送人に運賃率表および一定の契約条件を公表するよう義務づけている。当該運賃率表は通常、インターネットを通じて公開される。米国海事法は、「規制運送人」（当グループおよび政府の過半数所有または国有の他の運送人を含む）に、30日前に運賃率表の変更を公表するよう義務づけている。当グループは、他の中国の規制運送人数社とともに、適用免除を認められており、公表と同時に運賃を引下げることができる。ただし、米国連邦海事委員会は、米国海事法の要件に従い、当グループの適用免除を取消すことができる。非規制運送人は、運賃引上げにつき30日の公告を行なうことのみ要求されている。かかる非規制運送人は、公表と同時に運賃を引下げることができる。サービス契約の変更は、30日の待機期間に服しない。米国の港湾に寄港する運送人で、米国海事法および運送人協定、運賃率表またはサービス契約に関するその他の規制要件に違反した者は、違反1件当たり最大６万米ドルの民事罰に処せられることがある。

2003年12月、米国と中国は、海上輸送に関する協定を締結した。当該協定は、それぞれの政府が一定の手続を履践した後に施行される予定であり、その中には、米国政府側が、中国の規制運送人に対し運賃引下げにかかる30日の待機期間を免除することが含まれる。上記で述べたとおり、米国連邦海事委員会は、当グループを含む中国の規制運送人数社に対しかかる免除を認めている。協定は特に、相手国の港に寄港する権利、支店を開設する権利、管理、通関その他所定の手続の簡便化、現地通貨での代金の請求・徴収ならびに代金の通貨交換および送金について規定している。同協定は、施行された後は、グループの営業効率の改善に資すると思われるが、同時に当グループが直面する競争、特に米国・中国間航路における米国の海運会社との競争が激化する可能性がある。

2001年９月11日のテロ攻撃の後、米国政府は、米国の港湾における安全性を向上させ、米国に出入りする貨物の安全を確保するためにさまざまな措置（2002年海上輸送安全法（以下「MTSA」という。）を含む。）を採択した。港湾の安全性については、米国本土防衛省は、国際海事組織の国際船および港湾設備安全規則（IMO ISPS規則）（2004年７月１日発効）が、MTSAに基づき外国の港で実行されているテロ対策の有効性を評価するという同省の使命に沿うものであると判断した。本土防衛省の米国沿岸警備隊は、MTSAのこうした側面を実

施するための同省のアプローチを概説している。米国沿岸警備隊の対策のもとで、当該設備で実施されているテロ対策を評価するため、米国外の港を含む港湾地域を査察団が訪問しなければならない。もしこうした査察団が立入りを拒否された場合、米国沿岸警備隊は、当該港に寄港した船舶に対して、米国海域への進入を拒否するなどの追加の強制措置を課することができる。IMOISPS規則を遵守していないことが判明した港についても、措置がとられる場合がある。MTSAのもとでは、いかなる国も、通告から90日以内に遵守を達成しなければならない。もし、その後も是正措置がとられなかった場合、かかる国の港から米国に到着した船舶は、追加的措置に服することを要求される可能性があり、もし当該国における不遵守の度合いが深刻ならば、かかる措置は直ちに発動されうる。かかる措置にはとりわけ、港に入る前の沖合検査、船舶の行動制御、武装船による護衛、包括的な安全性検査および進入拒否が含まれる。こうした措置は、当該国の遵守が明らかとなるまで続けられる。

(中　略)

オーストラリア

● 反トラスト

オーストラリアでは、1974年取引慣行法（以下「TPA」という。）のパートXが、定期船貨物海運同盟協定に、適用除外が認められなければ以下が禁止されるであろうTPAの規定の適用除外を認めている。

(a)　競争を実質的に減殺することを目的とし、または減殺する効果のある契約、取決めまたは了解

(b)　排他的取引慣行に従事する法人

定期船貨物海運同盟協定が当該規定の適用除外を受けるためには、

(c)　同盟協定は、登録されなければならない（また、同盟協定が変更されたときは再登録されなければならない)。

(d)　適用除外がなければ禁止されるであろう同盟協定に含まれる規定は、

(i)　競争を実質的に減殺することを目的とし、または減殺する見込みがある契約、取決めまたは了解については、以下の事項のみを取り扱うものでなければならない。

(A)　運賃の固定または運賃に対するその他の規制

(B)　収入、損失またはトラフィックのプーリングまたは割当て

(C)　協定の当事者が運ぶ貨物の数量または種類の制限またはその他の規制

(D)　協定への新規当事者の加入の制限またはその他の規制

(ii)　同盟協定の効果的運用に必要であり、かつオーストラリアの輸出業者もしくは輸入業者の全体的利益となるものでなければならない。

当社は、登録済みの同盟協定である、アジア・オーストラリア協議協定（以下「AADA」という。）に加盟している。AADAは現在、AADAの登録の取消しの是非を判断するため、協定の下での一連の値上げに関してオーストラリア競争・消費者委員会（以下「ACCC」という。）による調査を受けている。ACCCは先般、AADAによる価格引上げに関する調査を終えて、ポジション・ペーパーを公表した。ACCCは、AADAが法的に価格を固定する権限は否認されるべきであると結論している。これは暫定的な見解に過ぎず、ACCCは、公の諮問手続を経た後、最終的な態度を決定する。ACCCはその後、運輸・地域サービス大臣に報告を行い、同大臣がACCCの勧告を受理するか拒否するかを決定する。

もし、ACCCが同大臣に対し、AADAの登録取消しを勧告し、同大臣がこれを受理すれば、登録取消しによって将来AADA加盟者は上記のTPAのパートXに規定された適用除外の恩恵を受けることができなくなり、AADAの加盟者の活動は、TPAに定められたあらゆる独占行為禁止規定の適用対象とされる可能性がある。

同盟協定の当事者は、同盟協定が再登録されなくても運賃を修正することができる。しかし、運輸相は、特定の価格設定慣行に従事しないよう義務づける命令を国際運送人に出すことができる。運賃を変更することができるかどうかに関しては、国有運送人と非国有運送人は区別されない。

かなりの市場支配力を有する疑いのある非同盟運送人は、ACCCによる調査を受けることがある。ACCCは、非同盟運送人がかなりの程度の市場支配力を有すると判断することがある。従って、その運送人は、運送取決めに関して一定の指定荷送人団体との交渉を義務づけられることになる。

最近のパートXの修正には、「ターミナル間」タイプの運送交渉の料金設定、輸入船同盟（および輸出船同盟）を対象とするパートXの適用拡大、反競争的行為を解決するための運輸相およびACCCの権限強化、閉鎖型同盟が一定の状況で新規会員を受け入れる要件、当該同盟の会員ライン向け船内荷役サービスの提供について船内荷役業者と共同で交渉することの許可などに関連した適用除外の拡大が含まれる。

● オーストラリアに財貨を運送する運送人に義務づけられる免許

国際貨物輸送の管理に責任を負うオーストラリア連邦政府（以下「政府」という。）機関である運輸・地域サービス省は、外国船として登録された国際貨物船には、当該船舶が沿岸貿易に従事しないことを条件に、オーストラリア内に貨物を運送するための許可の取得を義務づけないと当社に通告した。しかし、国際貨物運送会社は、1974年貿易慣行法のパートX（連邦（Cth））の適用上、オーストラリアにおいて同国の登録代理人を代理人に任命しなければならない。

船舶が沿岸貿易に従事するとは、当該船舶が州または特別地域の港から貨物を運送し、その貨物を他の州または特別地域の港に輸送することをいう。沿岸貿易に従事しようとする船舶は、免許または許可を取得しなければならない。免許は、いくつかの条件（当該船舶が外国政府から補助金を得ておらず、過去12カ月間に補助金を受給していないことを含む。）を満たすことを条件として交付される場合がある。無免許船舶は、沿岸貿易に従事する許可を申請することができる。許可は、政府の裁量により交付されることがある。関連する海運事業に利用可能な適切な免許船舶があるか否かや、無免許船舶に沿岸貿易に従事することを認めることは公益に適うか否かを含めて、一定の要因が考慮に入れられる。

また、オーストラリアの海事・港湾規則は、当該船舶が関連する国際条約（たとえば、海洋汚染防止条約（MARPOL）、海上における人命の安全のための国際条約、満載喫水線に関する国際条約など）を遵守しているかを確認するために、政府および港湾当局が国際貨物船の検査を実施することを認められることを要求している。

反トラスト訴追免責の最近の動向。上述した反トラスト訴追免責は、安定した運賃と信頼できる定期船海運サービスを荷送人に保証するために必要であるという根拠に基づきこれまで正当化されてきた。こうした免責特権は、米国、カナダおよびEUで長年にわたりさまざまな形で実施されている。しかし、免責特権は法律や規則の修正、裁判所の判決を通じて徐々に損なわれ、狭められている。たとえば、1998年に米国の1998年海運改革法（「OSRA」）により運送人間の競争促進措置が米国に導入された。欧州裁判所が2002年2月28日の一審で下した決定3件は、EC規則4056/86に含まれる免責特権は港湾間のサービスにのみ適用されるものであって、複合一貫輸送サービスの内地部分の運賃固定を認めたものではないとの判断を示した。

（後　略）

第３　事業の状況

３．対処すべき課題

〈訂正前〉

（前　略）

● 中国国内のおよび全世界でのロジスティクス・サービス能力を拡充する。

国境を越えて事業を展開する企業は、グローバル・ベースの貨物輸送サービスが輸送業者１社により手配され、完了されることに対する要望をますます強めており、当グループを初めとする輸送業者は、内陸輸送サービスや海運代行サービスの拡充を通じて単に「ポート・ツー・ポート」の輸送ではなく「ドア・ツー・ドア」の一元的な輸送業者へと脱皮することを求められている。当グループは目下、他の代行業者を指名して内陸輸送に当たらせることで米国、欧州そして中国国内で「ドア・ツー・ドア」のサービスを提供しているが、今後はそのサービス対象地域を増やし、各地においてこうした能力を向上させていく考えである。当グループはまた、上海プハイへの出資比率を高めることで、そのサブ・ルート・サービス能力も増強していく予定である。当グループは、グローバル・オファリングによる手取金の一部を上海プハイへの資本注入に充てる考えである。当該契約については、「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－関連取引」を参照のこと。

● コスト管理対策を推進する。

当グループは引き続きコスト管理のための対策をいくつか継続している。その中にはグローバル・サービス・センターの増設、トランシップメント・センターの設置、長期の燃料価格固定契約の確保および船舶の稼働率向上が含まれる。当グループは既に、中国上海市にグローバル・カスタマー・サービス・センター１ヵ所を設置している（同センターは、顧客のために荷為替手形の処理にあたっている。）。当グループは、荷為替手形の国際処理の効率を一層高めるために、主要市場において、サービス・センターを増設することを計画している。当グループはまた、他の地域においても費用対効果の高い方法でサービスを提供することができるよう、世界各地に10ヵ所のトランシップメント・センターを設置する予定である。当グループは、長期の固定価格供給契約を締結することで海洋燃料コストを低減する機会を積極的に活用していく。当グループはまた、とりわけ中国向けの貨物を運ぶ船舶について、船舶の稼働率を引き続き高めていく所存である。

〈訂正後〉

（前　略）

● 中国国内のおよび全世界でのロジスティクス・サービス能力を拡充する。

国境を越えて事業を展開する企業は、グローバル・ベースの貨物輸送サービスが輸送業者１社により手配され、完了されることに対する要望をますます強めており、当グループを初めとする輸送業者は、内陸輸送サービスや海運代行サービスの拡充を通じて単に「ポート・ツー・ポート」の輸送ではなく「ドア・ツー・ドア」の一元的な輸送業者へと脱皮することを求められている。当グループは目下、他の代行業者を指名して内陸輸送に当たらせることで米国、欧州そして中国国内で「ドア・ツー・ドア」のサービスを提供しているが、今後はそのサービス対象地域を増やし、各地においてこうした能力を向上させていく考えである。当グループはまた、上海プハイへの出資比率を高めることで、そのサブ・ルート・サービス能力も増強していく予定である。当グループは、グローバル・オファリングによる手取金の一部を上海プハイへの資本注入に充てる考えである。資本注入についての当該契約については、「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－関連取引」を参照のこと。

● コスト管理対策を推進する。

当グループは引き続きコスト管理のための対策をいくつか継続している。その中にはグローバル・サービ

ス・センターの増設、トランシップメント・センターの設置、長期の燃料価格固定契約の確保および船舶の稼働率向上が含まれる。当グループは既に、中国上海市にグローバル・カスタマー・サービス・センター1ヵ所を設置している（同センターは、顧客のために船積書類の処理にあたっている。）。当グループは、船積書類の国際処理の効率を一層高めるために、主要市場において、サービス・センターを増設することを計画している。当グループはまた、他の地域においても費用対効果の高い方法でサービスを提供することができるよう、世界各地に10ヵ所のトランシップメント・センターを設置する予定である。当グループは、長期の固定価格供給契約を締結することで海洋燃料コストを低減する機会を積極的に活用していく。当グループはまた、とりわけ中国向けの貨物を運ぶ船舶について、船舶の稼働率を引き続き高めていく所存である。

4．事業等のリスク

〈訂正前〉

コンテナ輸送産業に関するリスク

（中　略）

当グループは極めて競争の激しい産業で営業しており、当グループが競争に失敗した場合には、当グループの事業の成長および経営成績が悪影響を受ける恐れがある。

世界の海上輸送事業は極めて競争が激しく、世界中で450以上の海運業者が営業している。新たな市場または新たな事業部門への参入またはプレゼンスの拡大を希望する既存のコンテナ輸送会社にとって参入障壁は比較的低い。輸送業者は、価格、運行便数、輸送時間、寄港地の分布、サービスの信頼性、コンテナの確保能力、陸運業務、顧客サービスの質、付加価値サービスおよびその他顧客の要求事項に基づき競争している。当グループが現在営業している国際市場および航路においては激しい競争が行われており、当グループは、コンテナ輸送産業における現在の競争圧力が継続すると予測している。

（中　略）

当グループに関するリスク

（中　略）

当グループは船団の約31.4％（TEUベース）を3年以内に契約が終了する傭船契約に従って傭船しているため、傭船料の変動により当グループの費用が増加し、競争力が低下する可能性がある。

2004年4月30日現在、当グループは、当グループの船団のTEUベースの積載量の約62.1％（総積載量では約133,871TEU）を傭船している。2004年4月30日現在、当グループの現在の船団積載量のかなりの割合（TEUベースで約31.4％）は、3年以内に期限の到来する傭船契約のもとで保有されている。過去2年間と比較して現在の傭船料が比較的高いため、当グループは、傭船契約の更新または新たな傭船契約による船舶の交換を行う際に費用が増加し、当グループの経営成績が悪影響を受ける可能性がある。傭船費用は、2003年の当グループの営業費用の16.2％に相当した。当グループは、また、約92,000TEUの総積載量を有する13隻の船舶を追加的に定期傭船することに条件付で合意した。傭船料は、コンテナ輸送料の動向に類似した動向を示す傾向にあるものの、当グループが常に運賃の値上げで傭船料の上昇分を回収できると保証することはできない。

（中　略）

中国に関するリスク

（中　略）

当社または中国国内に居住する当社取締役もしくは業務執行役員に対して送達を行うこと、または中国国外の裁判所の判決を中国国内で当社またはかかる者に対して執行することが困難である恐れがある。

当社は中国で設立された株式会社である。当社のすべての取締役（社外非業務執行取締役1名を除く。）、監査役および上級業務執行者は中国に居住しており、当社およびかかる者（ラウ・ワイ・イプ氏を除く。）の

資産の多くは中国国内に所在する。従って、投資家が、中国国内のかかる者に対して送達を行うこと、または中国国外の裁判所の判決を中国で当社もしくはかかる者に対して執行することが不可能であることがありうる。中国は、英国、米国、日本またはその他のほとんどの西側諸国または香港の裁判所の民事判決の承認・執行に関する条約または協定を締結していない。従って、かかる法域で得た判決を中国で承認・執行することは不可能となることがある。

（後　略）

〈訂正後〉

コンテナ輸送産業に関するリスク

（中　略）

当グループは極めて競争の激しい産業で営業しており、当グループが競争に成功しなかった場合には、当グループの事業の成長および経営成績が悪影響を受ける恐れがある。

世界の海上輸送事業は極めて競争が激しく、世界中で450以上の海運業者が営業している。新たな市場または新たな事業部門への参入またはプレゼンスの拡大を希望する既存のコンテナ輸送会社にとって参入障壁は比較的低い。輸送業者は、価格、運行便数、輸送時間、寄港地の分布、サービスの信頼性、コンテナの確保能力、陸運業務、顧客サービスの質、付加価値サービスおよびその他顧客の要求事項に基づき競争している。当グループが現在営業している国際市場および航路においては激しい競争が行われており、当グループは、コンテナ輸送産業における現在の競争圧力が継続すると予測している。

（中　略）

当グループに関するリスク

（中　略）

当グループは船団の31.4%（TEUベース）を３年以内に契約が終了する傭船契約に従って傭船しているため、傭船料の変動により当グループの費用が増加し、競争力が低下する可能性がある。

2004年４月30日現在、当グループは、当グループの船団のTEUベースの積載量の約62.1%（総積載量では約133,871TEU）を傭船している。2004年４月30日現在、当グループの現在の船団積載量のかなりの割合（TEUベースで約31.4%）は、３年以内に期限の到来する傭船契約のもとで保有されている。過去２年間と比較して現在の傭船料が比較的高いため、当グループは、傭船契約の更新または新たな傭船契約による船舶の交換を行う際に費用が増加し、当グループの経営成績が悪影響を受ける可能性がある。傭船費用は、2003年の当グループの営業費用の16.2%に相当した。当グループは、また、約92,000TEUの総積載量を有する13隻の船舶を追加的に定期傭船することに条件付で合意した。傭船料は、コンテナ輸送料の動向に類似した動向を示す傾向にあるものの、当グループが常に運賃の値上げで傭船料の上昇分を回収できると保証することはできない。

（中　略）

中国に関するリスク

（中　略）

当社または中国国内に居住する当社取締役もしくは業務執行役員に対して送達を行うこと、または中国国外の裁判所の判決を中国国内で当社またはかかる者に対して執行することが困難である恐れがある。

当社は中国で設立された株式会社である。最近情報確認日現在、当社のすべての取締役（社外非業務執行取締役１名を除く。）、監査役および上級業務執行者（ラウ・ワイ・イプ氏を除く。）は中国に居住しており、当社およびかかる者（ラウ・ワイ・イプ氏を除く。）の資産の多くは中国国内に所在する。従って、投資家が、中国国内のかかる者に対して送達を行うこと、または中国国外の裁判所の判決を中国で当社もしくはかかる者に対して執行することが不可能であることがありうる。中国は、英国、米国、日本またはその他のほとん

どの西側諸国または香港の裁判所の民事判決の承認・執行に関する条約または協定を締結していない。従って、かかる法域で得た判決を中国で承認・執行することは不可能となることがある。

（後　略）

5．経営上の重要な契約等

〈訂正前〉

以下の契約（通常の営業過程において締結された契約以外のもの）は、本書の日付けに先立つ２年以内前に当社または子会社が締結したもののうち、重要性が高いかまたは高いと思われるものである。

（中　略）

(d) 当社がチャイナ・シッピング・グローバル・フレート・コ・リミテッドに対する12.5%の持分を対価10百万人民元にて現金で処分することに関して当社とチャイナ・シッピングとの間で締結された2003年10月20日付けの持分譲渡契約

（中　略）

(g) 当社がチャイナ・シッピング・ポート・ディベロップメント・コ・リミテッドに対する4%の持分を対価40百万人民元にて現金で処分することに関して当社とチャイナ・シッピングとの間で締結された2003年10月20日付けの持分譲渡契約

（後　略）

〈訂正後〉

以下の契約（通常の営業過程において締結された契約以外のもの）は、本書の日付けに先立つ２年以内前に当社または子会社が締結したもののうち、重要性が高いかまたは高いと思われるものである。

（中　略）

(d) 当社がチャイナ・シッピング・エア・カーゴ・コ・リミテッドに対する12.5%の持分を対価10百万人民元にて現金で処分することに関して当社とチャイナ・シッピングとの間で締結された2003年10月20日付けの持分譲渡契約

（中　略）

(g) 当社がチャイナ・シッピング・ターミナル・ディベロップメント・コ・リミテッドに対する4%の持分を対価40百万人民元にて現金で処分することに関して当社とチャイナ・シッピングとの間で締結された2003年10月20日付けの持分譲渡契約

（後　略）

7．財政状態及び経営成績の分析

〈訂正前〉

（前　略）

流動性および資金源

概観

当グループの主要な流動性の供給源は、これまで営業活動によるキャッシュ・フロー、新株発行および銀行からの借入れであり、今後も同様であると見込まれる。当グループのキャッシュの主要な用途は、これまで営業費用、借入れの返済および新船の建造資金であり、今後も同様であると見込まれる。当グループはこれまで、営業活動からのキャッシュ・フローと銀行借入れからの手取金で運転資金需要を充たすことができた。もっとも、当グループは、2001年度および2002年度の営業損失を賄うために最終持株会社から多額の資金を借り入れた。また当社は2002年および2003年の各年度にそれぞれ10億人民元の資本注入を受け、その見返りに当社は登記資本の20億人民元の増資を行い、当社の登記資本に対する最終持株会社の持分も20億人民元増加した。当グループが新船の建造またはその他の取得を通じて事業拡大を図れるかどうかは、長期借入れまたは持分証券の発行、転換社債その他の債務証券の発行を通じて活動資金を調達できるか否かに大きく依存しており、今後も引き続き同様の状態が続くものと考えられる。十分な資金が満足のいく条件で調達できないか、または全く調達できない場合、当グループは、事業拡大計画を縮小せざるを得なくなる。当グループがその運転資金需要を営業活動からのキャッシュ・フローで充たせるか否かは、そのサービスに対する需要如何にかかっており、その需要もまたいくつかの要因により影響を受けうる。これらの要因の多くは、景気低迷を始めとして当グループの制御の及ばぬ事象である。当グループが、現金需要を充たすだけの十分なキャッシュを営業活動によるキャッシュ・フローによって得られない場合、そうした部分について当グループは、外部借入れおよび証券の発行に頼ることとなる可能性がある。

（中　略）

キャッシュ・フロー

（中　略）

投資活動による正味キャッシュ・フロー

直近３年度の当グループの投資活動によるキャッシュ・フローはマイナスであり、正味キャッシュ・アウトフローの状態であった。2002年度の投資活動による正味キャッシュ・アウトフローが1,414.7百万人民元（170.9百万米ドル）であったのに対し、2003年度は3,389.7百万人民元（409.4百万米ドル）であり、1,975.0百万人民元（238.5百万米ドル）すなわち139.6%の増加であった。そのうち主な内容は、当グループの固定資産（主として船舶）建設に関連したキャッシュ・アウトフローで、かかる支出は、2002年度の1,425.0百万人民元（172.1百万米ドル）から2003年度には3,490.3百万人民元（421.5百万米ドル）へと145.0%増加した。2001年度の投資活動による正味キャッシュ・アウトフローは、2002年度が1,414.7百万人民元（170.9百万米ドル）であったのに対し、550.6百万人民元（66.5百万米ドル）であった。この変化もまた、当グループの固定資産（主として船舶）建設が増加したためで、固定資産の取得のための支払は、2001年度にはの525.0百万人民元（63.4百万米ドル）であったものが2002年度には1,425.0百万人民元（172.1百万米ドル）へと171.4%増加した。

（中　略）

流動性の供給源

当グループは通常、その営業資金を内部調達資金と銀行の信用供与枠から調達する。もっとも、当グループは、2001年度および2002年度の営業損失を賄うために最終持株会社から多額の資金を借り入れた。さらに、当社は2002年および2003年の各年度にそれぞれ10億人民元の資本注入を受けた。その見返りとして、当社は登記資本金の20億人民元の増資を行い、当社の登記資本金に対する最終持株会社の持分も20億人民元増加した。2004年３月31日現在、当グループは、銀行の信用供与枠および借入れを合計で8,147.2百万人民元（984.0

百万米ドル）を有しており、そのうち銀行の信用供与枠の既実行額は1,501.2百万人民元（181.3百万米ドル）である。借入金利は約４％ないし６％のレンジで（ただし、一部米ドル建ての借入れについては借入金利はLIBORに0.45%ないし1.05%を上乗せした金利）、定期的に改訂される。2003年度、当グループは、銀行借入れのうち1,707.6百万人民元（206.2百万米ドル）を返済し、4,083.2百万人民元（493.1百万米ドル）を新規で借り入れたため、借入額は正味2,375.6百万人民元（286.9百万米ドル）増加した。

（中　略）

資本的支出

（中　略）

上で述べた通り、当グループは、2004年３月31日現在、2004年および2007年に引渡し予定の合計129,887TEUの積載能力を有する新船23隻の購入を契約している。4,051TEUの船舶１隻が2004年４月に引き渡された。2004年４月30日現在、当グループは、さらに２隻の購入オプションを行使していた。これら２隻はそれぞれ4,250TEUの積載能力を有している。これらの船舶に関する支払の大半は、各船舶の進水やその引渡しなど、建造工程の定期的な工程目標の達成と結びついている。当グループは、こうした支出を、内部調達資金、グローバル・オファリングの手取金および銀行借入れで賄う予定である。銀行借入れで資金調達した船舶については、船舶が建造された時点で当該船舶が借入れの担保に供される。

（中　略）

市場リスク

金利リスク

当グループは、その既存債務および船舶購入のための資本的支出を賄うため今後定期的に調達される可能性のある追加債務について大きな金利リスクに晒されている。金利が上昇すれば、既存債務および新規債務の双方のコストが上昇する。当グループの2003年12月31日現在の人民元および米ドル建て短期借入れの金利は、それぞれ約4.8%およびLIBORプラス0.45%ないし0.5%である。米ドル建ての短期債務は、変動金利である。2003年12月31日現在の当社の既存の人民元建て長期信用供与枠にも、年間約5.2%ないし5.8%のレンジの変動金利が付されており、当グループの米ドル建て長期信用供与枠にはLIBORプラス1.05%の変動金利が付されている。

（中　略）

重要な会計方針

（中　略）

●　ファイナンス・リース

資産の所有にかかるすべてのリスクと利益が実質的に当グループに移転するリースは、ファイナンス・リースとして会計処理される。ファイナンス・リースは、リース期間開始時に、リース資産の公正価値または最低リース支払額の現在価値のいずれか低い価額で資産計上される。各リース支払額は、元本未返済額に対する比率が一定となるように元本と利息とに配分される。賃借料債務相当額は、利息控除後の価額で長期負債に計上される。利息はリース期間にわたって損益計上される。

ファイナンス・リースに基づく資産は見積耐用年数あるいはリース期間のいずれか短い期間にわたって減価償却される。

●　建造中のコンテナ船にかかる借入れその他直接費用の資産計上

当グループは、コンテナ船の建造に直接帰属する借入費用その他の直接費を資産計上している。

（中　略）

債務

（中　略）

有利子負債依存率

当グループの総資産に対する負債（総負債から買掛金、支払手形、未払費用およびその他の未払金を差し引いたもの）の比率は、2001年度および2002年度において、比較的高水準でそれぞれ85%および82%であった。これは、両年度に多額の営業損失が発生し、当グループがかかる損失を補填するため最終持株会社から多額の借入れを行ったためである。この状況は、最終持株会社が2002年度に当社に対し10億人民元（１億米ドル）の資本注入を行ったにもかかわらず変わらなかった。かかる資本注入の見返りとして、当社は登記資本金の10億人民元の増資を行い、当社の登記資本金に対する最終持株会社の持分も10億人民元増加した。

当グループの総資産に対する負債の比率は、2003年度に59%に低下した。かかる比率の低下は主として、当グループが同年度に14億人民元（２億米ドル）の純利益を計上したことによる。さらに、当グループは10億人民元（１億米ドル）の追加的資本注入を受け、最終持株会社に対する債務約10億人民元（１億米ドル）を資本に転換することができた。その見返りとして、当社は登記資本金の10億人民元の増資を行い、当社の登記資本金に対する最終持株会社の持分も10億人民元増加した。また、当社は、最終持株会社への債務約10億人民元を資本剰余金に転換することができた。

（中　略）

不動産に関する権利

当グループが中国内に所有しまたは占有している不動産に関する権利

当グループは、中華人民共和国浙江省市寧波市にオフィススペースを保有し、占有している。このオフィススペースは総床面積約77.24平方メートルで、現在、当グループが事務所として使用している。

当グループはまた、中華人民共和国上海市浦東新区フシャン・ロード450のサンタイム・インターナショナル・マンションの３階全部に、総床面積約3,212.46平方メートルのオフィススペースを、総床面積約186.9平方メートルの地下駐車場３ヵ所とともに保有している。オフィススペースは現在、改装工事中である。

当社はこの不動産を最近購入した。当グループは目下、当該不動産の取引完了のための手続中であるため、浦東における上記不動産の不動産権原証書を保有していないが、当グループの中国における法律顧問の意見によれば、当該不動産の購入契約は適法かつ有効であり、当該不動産の不動産権原証書を取得することにつき法的障害は存在しない（ただし、購入契約の当事者が当該契約に基づく各自の義務を適法に履行することを条件とする。）。当該不動産の購入契約に従い、当社は代価がすべて支払われた後120日以内に当該不動産の不動産権原証書を取得することができ、当社として不動産権原証書の申請および登記に必要な資料の準備が可能となる。現在、当社は代金の第１回分割払込金である2,000,000人民元（0.2百万米ドル）を支払っており、代金の最終分割払込金は2004年６月20日に支払われる。当社は、上記の条件が満たされた（2004年10月末頃を予定している。）後できる限り速やかに証書を申請する考えである。

当該不動産は、当社の事務所として当社にとって重要であるが、当グループの事業の性格に鑑みれば、当グループの営業の鍵を握るわけではない。コンテナ輸送企業として、当グループの営業にとって重要または中枢をなす資産は必ずしも当該不動産の敷地内には存在しない。チャイナ・シッピングは、当社が本件不動産について不動産権原証書を取得できない結果、当グループが被ることのある損失および損害について補償しておらず、また補償する考えもない。

最近また、当グループは、中華人民共和国上海市浦東新区フシャン・ロード450のサンタイム・インターナショナル・マンションの２階および４階全部を、20の駐車場スペースと共に取得した。２階は、総床面積約3,164.47平方メートルで、４階は総床面積約3,197.53平方メートルの広さである。これらの不動産は事務所として当グループが利用することになる。４階のA、CおよびDのユニットは、現在、賃料月額207,966.50人民元、賃貸借の期限2005年12月31日という条件で独立の第三者に賃貸している。当グループは、これらの不動産についてもまた取引完了のための手続中なので、現在不動産権原証書を有していない。当グループは、契約上の義務を履行した後できる限り速やかに証書の申請をする意向である。

当グループが中国国内で賃借し、占有している不動産

2004年３月31日現在、当グループは、事務所用、住居用または倉庫用として、総床面積約35,000平方メートルの56件の不動産、および敷地面積約25,000平方メートルの土地区画を賃借していた。それらは上海市、天津市、浙江省、河北省、広東省、山東省、遼寧省、江蘇省、広西省、海南省、福建省、雲南省を含む12の省または直轄都市にあった。

（中　略）

利益予想

当社取締役は、予見不能な事態がない限り、かつ以下に記載の前提に基づき、2004年12月31日に終了する年度の当グループの税金および少数株主損益控除後かつ特別項目控除前の連結利益は、3,126.7百万人民元（約2,949.7百万香港ドル）を下回らないと予想している。

当社取締役が作成する2004年12月31日に終了する年度の当グループの税金および少数株主損益控除後かつ特別項目控除前の予想連結利益は、2004年３月31日に終了した３ヵ月間の当グループの未監査管理計算書および2004年12月31日に終了する残り９ヵ月の当グループの業績予想に基づいている。当社取締役は、2004年12月31日に終了する年度中に特別項目が発生したことまたは発生する可能性があるとは考えていない。かかる予想は、すべての重要な点で、当グループが現在採用している会計処理方針に基づいて作成されている。

上記の連結利益予想に基づき、かつ2004年12月31日に終了する年度中の加重平均発行済株式数を5,062,240,437と仮定し、かつ超過割当オプションにより発行されることのあるＨ株式を考慮しない場合、2004年12月31日に終了する年度の加重平均１株当たり予想利益は人民元0.62（約0.58香港ドル）となる。完全希薄化ベースでは、2004年12月31日に終了する年度の１株当たり連結予想利益は0.52人民元（約0.49香港ドル）となる。これは、当社が2004年１月１日付けで上場されており、同日以降の発行済株式総数が6,030,000,000株で、かつ超過割当オプションにより発行されることのあるＨ株式を考慮しないことを前提に算出されたものである。

利益予想の前提

(i) 中国、香港、米国、欧州または当グループの事業活動に関係する諸国の現行の法令諸規則、政府方針あるいは政治的、法的（法令諸規則の変更を含む。）財政的または経済的状況に重大な変更が生じないこと。

(ii) 中国、香港、米国、欧州または当グループの事業活動に関係する諸国のインフレ率、金利または為替相場に、本書の日付現在の実勢から著しい変化がないこと。

(iii) 中国、香港、米国、欧州または当グループの事業活動に関係する諸国の課税標準または税率に重大な変更がないこと。

(iv) 当グループの輸送量および当グループが請求する運賃が、戦争、敵対行為、伝染病および/またはテロ行為により悪影響を受けないこと。

(v) 世界貿易にコンテナ輸送業界にとって不利に働くような重大な悪化が生じないこと。

(vi) 当グループの事業に重大な変更がないこと。

(vii) コンテナ船、コンテナおよび燃料の供給不足または自然災害など経営陣の制御し得ない事情の結果、当グループに悪影響を与える事業の中断が生じないこと。

(viii) 船舶の引渡日が、契約上の引渡日から大きく遅延しないこと。

(ix) 為替管理制度に当グループのキャッシュ・フローおよび将来の送金に悪影響を与えるような著しい変更がないこと。

(x) 運賃およびその他の料金の請求に関する現行の業界慣行に重大な変更がないこと。

(xi) 当グループが、第三者から実勢市場価格（石油、燃料、港、コンテナ貸し、傭船、乗組員等）でサービ

スを入手しうること。

上記の利益予想については、プライスウォーターハウスクーパースより、その計算および使用された会計処理方針に関し、それが上記のような前提に適切に合致し、かつ、当グループが現在採用している会計処理方針に重要な点において整合的である旨の見解が得られており、また、ビー・エヌ・ピー・パリバ・ペレグリンより、かかる予想が十分かつ注意深い確認を経た上で当社取締役により作成されている旨の見解を得ている。

(後　略)

〈訂正後〉

(前　略)

流動性および資金源

概観

当グループの主要な流動性の供給源は、これまで営業活動によるキャッシュ・フロー、新株発行および銀行からの借入れであり、今後も同様であると見込まれる。当グループのキャッシュの主要な用途は、これまで営業費用、借入れの返済および新船の建造資金であり、今後も同様であると見込まれる。当グループはこれまで、営業活動からのキャッシュ・フローと銀行借入れからの手取金で運転資金需要を充たすことができた。もっとも、当グループは、2001年度および2002年度の営業損失を賄うために最終持株会社から多額の資金を借り入れた。また当社は2002年および2003年の各年度にそれぞれ10億人民元の資本注入を受け、その見返りに当社は登録資本の20億人民元の増資を行い、当社の登録資本に対する最終持株会社の持分も20億人民元増加した。当グループが新船の建造またはその他の取得を通じて事業拡大を図れるかどうかは、長期借入れまたは持分証券の発行、転換社債その他の債務証券の発行を通じて活動資金を調達できるか否かに大きく依存しており、今後も引き続き同様の状態が続くものと考えられる。十分な資金が満足のいく条件で調達できないか、または全く調達できない場合、当グループは、事業拡大計画を縮小せざるを得なくなる。当グループがその運転資金需要を営業活動からのキャッシュ・フローで充たせるか否かは、そのサービスに対する需要如何にかかっており、その需要もまたいくつかの要因により影響を受けうる。これらの要因の多くは、景気低迷を始めとして当グループの制御の及ばぬ事象である。当グループが、現金需要を充たすだけの十分なキャッシュを営業活動によるキャッシュ・フローによって得られない場合、そうした部分について当グループは、外部借入れおよび証券の発行に頼ることとなる可能性がある。

(中　略)

キャッシュ・フロー

(中　略)

投資活動による正味キャッシュ・フロー

直近3年度の当グループの投資活動によるキャッシュ・フローはマイナスであり、正味キャッシュ・アウトフローの状態であった。2002年度の投資活動による正味キャッシュ・アウトフローが1,414.7百万人民元(170.9百万米ドル)であったのに対し、2003年度は3,389.7百万人民元(409.4百万米ドル)であり、1,975.0百万人民元(238.5百万米ドル)すなわち139.6%の増加であった。そのうち主な内容は、当グループの固定資産(主として船舶)建設に関連したキャッシュ・アウトフローで、かかる支出は、2002年度の1,425.0百万人民元(172.1百万米ドル)から2003年度には3,490.3百万人民元(421.5百万米ドル)へと145.0%増加した。2001年度の投資活動による正味キャッシュ・アウトフローは、2002年度が1,414.7百万人民元(170.9百万米ドル)であったのに対し、550.6百万人民元(66.5百万米ドル)であった。この変化もまた、当グループの固定資産(主として船舶)建設が増加したためで、固定資産の取得のための支払は、2001年度には525.0百万人民元(63.4百万米ドル)であったものが2002年度には1,425.0百万人民元(172.1百万米ドル)へと171.4%増加した。

（中　略）

流動性の供給源

当グループは通常、その営業資金を内部調達資金と銀行の信用供与枠から調達する。もっとも、当グループは、2001年度および2002年度の営業損失を賄うために最終持株会社から多額の資金を借り入れた。さらに、当社は2002年および2003年の各年度にそれぞれ10億人民元の資本注入を受けた。その見返りとして、当社は登録資本金の20億人民元の増資を行い、当社の登録資本金に対する最終持株会社の持分も20億人民元増加した。2004年３月31日現在、当グループは、銀行の信用供与枠および借入れを合計で8,147.2百万人民元（984.0百万米ドル）を有しており、そのうち銀行の信用供与枠の既実行額は1,501.2百万人民元（181.3百万米ドル）である。借入金利は約４％ないし６％のレンジで（ただし、一部米ドル建ての借入れについては借入金利はLIBORに0.45%ないし1.05%を上乗せした金利）、定期的に改訂される。2003年度、当グループは、銀行借入れのうち1,707.6百万人民元（206.2百万米ドル）を返済し、4,083.2百万人民元（493.1百万米ドル）を新規で借り入れたため、借入額は正味2,375.6百万人民元（286.9百万米ドル）増加した。

（中　略）

資本的支出

（中　略）

上で述べた通り、当グループは、2004年３月31日現在、2004年ないし2007年に引渡し予定の合計129,887TEUの積載能力を有する新船23隻の購入を契約している。4,051TEUの船舶１隻が2004年４月に引き渡された。2004年４月30日現在、当グループは、さらに２隻の購入オプションを行使していた。これら２隻はそれぞれ4,250TEUの積載能力を有している。これらの船舶に関する支払の大半は、各船舶の進水やその引渡しなど、建造工程の定期的な工程目標の達成と結びついている。当グループは、こうした支出を、内部調達資金、グローバル・オファリングの手取金および銀行借入れで賄う予定である。銀行借入れで資金調達した船舶については、船舶が建造された時点で当該船舶が借入れの担保に供される。

（中　略）

市場リスク

金利リスク

当グループは、その既存債務および船舶購入のための資本的支出を賄うため今後定期的に調達される可能性のある追加債務について大きな金利リスクに晒されている。金利が上昇すれば、既存債務および新規債務の双方のコストが上昇する。当グループの2003年12月31日現在の人民元および米ドル建て短期借入れの年間金利は、それぞれ約4.8%およびLIBORプラス0.45%ないし0.5%である。米ドル建ての短期債務は、変動金利である。2003年12月31日現在の当社の既存の人民元建て長期信用供与枠にも、年間約5.2%ないし5.8%のレンジの変動金利が付されており、当グループの米ドル建て長期信用供与枠には年間LIBORプラス1.05%の変動金利が付されている。

（中　略）

重要な会計方針

（中　略）

● ファイナンス・リース・アレンジメント

資産の所有にかかるすべてのリスクと利益が実質的に当グループに移転するリースは、ファイナンス・リースとして会計処理される。ファイナンス・リースは、リース期間開始時に、リース資産の公正価値または最低リース支払額の現在価値のいずれか低い価額で資産計上される。各リース支払額は、元本未返済額に対する比率が一定となるように元本と利息とに配分される。賃借料債務相当額は、利息控除後の価額で長期負債に計上される。利息はリース期間にわたって損益計上される。

ファイナンス・リースに基づく資産は見積耐用年数あるいはリース期間のいずれか短い期間にわたって減

価償却される。

● 建造中のコンテナ船にかかる借入れその他直接費用の資産計上

当グループは、コンテナ船の建造に直接帰属する借入費用その他の直接費を資産計上している。

（中　略）

債務

（中　略）

有利子負債依存率

当グループの総資産に対する負債（総負債から買掛金、支払手形、未払費用およびその他の未払金を差し引いたもの）の比率は、2001年度および2002年度において、比較的高水準でそれぞれ85%および82%であった。これは、両年度に多額の営業損失が発生し、当グループがかかる損失を補填するため最終持株会社から多額の借入れを行ったためである。この状況は、最終持株会社が2002年度に当社に対し10億人民元（１億米ドル）の資本注入を行ったにもかかわらず変わらなかった。かかる資本注入の見返りとして、当社は登録資本金の10億人民元の増資を行い、当社の登録資本金に対する最終持株会社の持分も10億人民元増加した。

当グループの総資産に対する負債の比率は、2003年度に59%に低下した。かかる比率の低下は主として、当グループが同年度に14億人民元（２億米ドル）の純利益を計上したことによる。さらに、当グループは10億人民元（１億米ドル）の追加的資本注入を受け、最終持株会社に対する債務約10億人民元（１億米ドル）を資本に転換することができた。その見返りとして、当社は登録資本金の10億人民元の増資を行い、当社の登録資本金に対する最終持株会社の持分も10億人民元増加した。また、当社は、最終持株会社への債務約10億人民元を資本剰余金に転換することができた。

（中　略）

不動産に関する権利

当グループが中国内に所有しまたは占有している不動産に関する権利

当グループは、中華人民共和国浙江省市寧波市にオフィススペースを保有し、占有している。このオフィススペースは総床面積約77.24平方メートルで、現在、当グループが事務所として使用している。

当グループはまた、中華人民共和国上海市浦東新区フシャン・ロード450のサンタイム・インターナショナル・マンションの３階全部に、総床面積約3,212.46平方メートルのオフィススペースを、総床面積約186.9平方メートルの地下駐車場３ヵ所とともに保有している。オフィススペースは現在、改装工事中である。

当社はこの不動産を最近購入した。当グループは目下、当該不動産の取引完了のための手続中であるため、浦東における上記不動産の不動産権原証書を保有していないが、当グループの中国における法律顧問の意見によれば、当該不動産の購入契約は適法かつ有効であり、当該不動産の不動産権原証書を取得することにつき法的障害は存在しない（ただし、購入契約の当事者が当該契約に基づく各自の義務を適法に履行することを条件とする。）。当該不動産の購入契約に従い、当社は代価がすべて支払われた後120日以内に当該不動産の不動産権原証書を申請することができ、当社として不動産権原証書の申請および登記に必要な資料の準備が可能となる。現在、当社は代金の第１回分割払込金である2,000,000人民元（0.2百万米ドル）を支払っており、代金の最終分割払込金は2004年６月20日に支払われる。当社は、上記の条件が満たされた（2004年10月末頃を予定している。）後できる限り速やかに証書を申請する考えである。

当該不動産は、当社の事務所として当社にとって重要であるが、当グループの事業の性格に鑑みれば、当グループの営業の鍵を握るわけではない。コンテナ輸送企業として、当グループの営業にとって重要または中枢をなす資産は必ずしも当該不動産の敷地内には存在しない。チャイナ・シッピングは、当社が本件不動産について不動産権原証書を取得できない結果、当グループが被ることのある損失および損害について補償しておらず、また補償する考えもない。

最近また、当グループは、中華人民共和国上海市浦東新区フシャン・ロード450のサンタイム・インターナ

ショナル・マンションの２階および４階全部を、20の駐車場スペースと共に取得した。２階は、総床面積約3,164.47平方メートルで、４階は総床面積約3,197.53平方メートルの広さである。これらの不動産は事務所として当グループが利用することになる。４階のＡ、ＣおよびＤのユニットは、現在、賃料月額207,966.50人民元、賃貸借の期限2005年12月31日という条件で独立の第三者に賃貸している。当グループは、これらの不動産についてもまた取引完了のための手続中なので、現在不動産権原証書を有していない。当グループは、契約上の義務を履行した後できる限り速やかに証書の申請をする意向である。

当グループが中国国内で賃借し、占有している不動産

2004年３月31日現在、当グループは、事務所用、住居用または倉庫用として、総床面積約35,000平方メートルの56件の不動産、および敷地面積約25,000平方メートルの土地区画を賃借していた。それらは上海市、天津市、浙江省、河北省、広東省、山東省、遼寧省、江蘇省、広西省、海南省、福建省、雲南省を含む中国国内の12の省または直轄都市にあった。

（中　略）

利益予想

当社取締役は、予見不能な事態がない限り、かつ以下に記載の前提に基づき、2004年12月31日に終了する年度の当グループの税金および少数株主損益控除後かつ特別項目控除前の連結利益は、3,126百万人民元（約2,949百万香港ドル）を下回らないと予想している。

当社取締役が作成する2004年12月31日に終了する年度の当グループの税金および少数株主損益控除後かつ特別項目控除前の予想連結利益は、2004年３月31日に終了した３ヵ月間の当グループの未監査管理計算書および2004年12月31日に終了する残り９ヵ月の当グループの業績予想に基づいている。当社取締役は、2004年12月31日に終了する年度中に特別項目が発生したことまたは発生する可能性があるとは考えていない。かかる予想は、すべての重要な点で、当グループが現在採用している会計処理方針に基づいて作成されている。

上記の連結利益予想に基づき、かつ2004年12月31日に終了する年度中の加重平均発行済株式数を5,032,185,792と仮定し、かつ超過割当オプションにより発行されることのあるＨ株式を考慮しない場合、2004年12月31日に終了する年度の加重平均１株当たり予想利益は人民元0.62（約0.58香港ドル）となる。完全希薄化ベースでは、2004年12月31日に終了する年度の１株当たり連結予想利益は0.52人民元（約0.49香港ドル）となる。これは、当社が2004年１月１日付けで上場されており、同日以降の発行済株式総数が6,030,000,000株で、かつ超過割当オプションにより発行されることのあるＨ株式を考慮しないことを前提に算出されたものである。

利益予想の前提

(i) 中国、香港、米国、欧州または当グループの事業活動に関係する諸国の現行の法令諸規則、政府方針あるいは政治的、法的（法令諸規則の変更を含む。）財政的または経済的状況に重大な変更が生じないこと。

(ii) 中国、香港、米国、欧州または当グループの事業活動に関係する諸国のインフレ率、金利または為替相場に、本書の日付け現在の実勢から著しい変化がないこと。

(iii) 中国、香港、米国、欧州または当グループの事業活動に関係する諸国の課税標準または税率に重大な変更がないこと。

(iv) 当グループの輸送量および当グループが請求する運賃が、戦争、敵対行為、伝染病および/またはテロ行為により悪影響を受けないこと。

(v) 世界貿易にコンテナ輸送業界にとって不利に働くような重大な悪化が生じないこと。

(vi) 当グループの事業に重大な変更がないこと。

(vii) コンテナ船、コンテナおよび燃料の供給不足または自然災害など経営陣の制御し得ない事情の結果、

当グループに悪影響を与える事業の中断が生じないこと。

(viii) 船舶の引渡日が、契約上の引渡日から大きく遅延しないこと。

(ix) 為替管理制度に当グループのキャッシュ・フローおよび将来の送金に悪影響を与えるような著しい変更がないこと。

(x) 運賃およびその他の料金の請求に関する現行の業界慣行に重大な変更がないこと。

(xi) 当グループが、第三者から実勢市場価格（石油、燃料、港、コンテナ貸し、傭船、乗組員等）でサービスを入手しうること。

上記の利益予想については、プライスウォーターハウスクーパースより、その計算および使用された会計処理方針に関し、それが上記のような前提に適切に合致し、かつ、当グループが現在採用している会計処理方針に重要な点において整合的である旨の見解が得られており、また、ビー・エヌ・ピー・パリバ・ペレグリンより、かかる予想が十分かつ注意深い確認を経た上で当社取締役により作成されている旨の見解を得ている。

（後　略）

第４　設備の状況

２．主要な設備の状況

〈訂正前〉

当グループの主要な設備については、上記「第３－７．財政状態および経営成績の分析－不動産に関する権利」を参照されたい。また当グループの船舶およびコンテナについては、「第２－３．事業の内容－(1)事業－当グループの事業」を参照されたい。

〈訂正後〉

当グループの主要な設備については、上記「第３－７．財政状態および経営成績の分析－不動産に関する権利」を参照されたい。また当グループの船舶およびコンテナについては、「第２－３．事業の内容－(1)事業－船舶およびコンテナ」を参照されたい。

３．設備の新設、除却等の計画

〈訂正前〉

設備の新設、除却等の計画については、上記「第３－7．財政状態および経営成績の分析」中の「財政状態および経営成績に関する経営陣の討議および分析－資本的支出」、「財政状態および経営成績に関する経営陣の討議および分析－船舶建造計画」および「流動性および資金源－資本的支出」を参照されたい。また当グループの船舶およびコンテナについては、「第２－３．事業の内容－(1)事業－当グループの事業」を参照されたい。

〈訂正後〉

設備の新設、除却等の計画については、上記「第３－7．財政状態および経営成績の分析」中の「財政状態および経営成績に関する経営陣の討議および分析－資本的支出」、「財政状態および経営成績に関する経営陣の討議および分析－船舶建造計画」および「流動性および資金源－資本的支出」を参照されたい。また当グループの船舶およびコンテナについては、「第２－３．事業の内容－(1)事業－船舶およびコンテナ」を参照されたい。

第５　提出会社の状況

４．役員の状況

〈訂正前〉

取締役

役名 および職名	氏　　名 （年齢）	略　　歴	所有 株式数
業務執行 取締役	リ・ケリン(Li Kelin) (61歳)	リ氏は、現在、当社の取締役役会長兼業務執行取締役であり、当グループの業務の管理全般および当グループの事業戦略の策定に責任を負っている。現在、同氏は、チャイナ・シッピングの社長兼党組副書記も務めている。同氏の海運業界における経歴は1961年に始まった。1961年から1993年の間、同氏は、上海遠洋運輸公司において、船長、航海部副部長および主経理を歴任した。1993年から1997年までは、同氏は中国遠洋運輸(集団)総公司の副会長であり、1997年にチャイナ・シッピングの社長に就任した。1997年８月26日、同氏はCSDCの取締役会会長に任命された。同氏は、2004年３月12日付けでCSDCの会長および取締役職を辞任した。同氏は海運業界において40年以上の経験を有しており、何年にもわたり海運会社の輸送実務および運航管理に携わっている。同氏は運航管理について広範な知識と実地経験を有している。同氏は、中国の海運業界では著名な人物である。同氏は、全国労働模範の表彰を受けている。1993年、同氏は第10回上海市全国人大代表に選定された。同氏は、以前、上海市航海学会の副理事長を務めた。現在、同氏は中国航海学会の副理事長である。同氏は、1981年に上海海運学院の海運管理コースを受講した。同氏は1997年10月に当社に入社した。1942年９月14日生。	０株

（中　略）

役名 および職名	氏　名 (年齢)	略　歴	所有 株式数
社外非業務 執行取締役	ワン・ツォンシー (Wang Zongxi) (70歳)	ワン氏は、現在、当社の社外非業務執行取締役であり、上海市政協常委の元委員である。同氏は、同済大学の建築用電気設備学部を卒業している。同氏は、1997年以降、中国の登録会計士となり、現在は中国の上海公認会計士協会会員である。上海公認会計士協会は、中国で認可を受けた団体である中国公認会計士協会（以下「CICPA」という。）の公式支部であり、CICPAに登録された会計士は中国において有資格で正規の会計士と認められる。1951年から1964年にかけて、同氏はまず松江区税務局に、次に盧湾区税務局に勤務した。1967年から1982年の間、同氏は、上海市財政局二分局に勤務し、最終的には1982年初めに企業部部長となった。1983年、同氏は上海市審計局に入局し、当初は準備局員を、1984年には副局長を務めた。1986年から1988年まで同氏は上海財務公室で副部長を務めた。1988年、同氏は上海市審計局に復職し、1993年まで局長を務めた後、上海市政協常委に加わった。同氏は、1998年に当該職を辞し、2003年まで上海愛建会計信託信託投資有限公司で顧問を務めた。同氏は、中国の財務・監査・税務分野で合計40年以上の実務経験を有する。同氏は、2004年３月に当社の社外非業務執行取締役に任命された。1933年12月生。	０株

（中　略）

監査役

（中　略）

役名および職名	氏　　名（年齢）	略　　歴	所有株式数
監査役	ワン・シゥピン (Wang Xiuping) (40歳)	ワン氏は、現在、当社の企管部経理兼監査役である。同氏は、1982年に上海海運局に入局し、1987年まで三等航海士、二等航海士および一等航海士を務めた。2000年から2001年には、同氏は当社の資源預配センターの副所長、所長、経理補佐および業務執行経理補佐を務めた。同氏は、1982年に上海海運職工大学を船舶航法専攻で卒業した。同氏は、2002年に中国海員工会全国委員会から金錨賞を授賞している。同氏は、1999年1月に当社に入社した。同氏は、海運業界で20年以上の経験を有する。1964年1月8日生。	0株
監査役	フア・ミン (Hua Min) (53歳)	フア氏は、現在、当社の監査役および復旦大学世界経済研究所所長を務めている。同氏は、1982年に復旦大学から経済学士を取得し、1993年には同大学から世界経済で博士号を取得した。復旦大学への入学前は、同氏は人民解放軍空軍に所属し、上海工場の要職にあった。1982年から1990年まで、同氏は東華師範大学の講師を務めた。同氏は、1990年から1993年までは復旦大学の博士課程に在籍した。1993年に卒業後、同氏は復旦大学世界経済学部の助教授となり、その後教授に、さらに学部長となった。2000年、同氏は復旦大学世界経済研究所の所長となり、最近情報確認日現在も同研究所所長職にある。同氏は、2004年3月に当社の監査役に任命された。1950年11月生。	0株

（中　略）

<u>その他の上級業務執行者</u>

（中　略）

役名 および職名	氏　　名 （年齢）	略　　歴	所有 株式数
上級 業務執行者	リ・イェヂェン (Li Xueqiang) (43歳)	リ氏は、現在、当社の副総経理である。同氏は、当社の総経理を補佐し、当社の安全および技術分野に責任を負っている。同氏は、1983年に上海海運局に入局した。1983年から1997年まで、同氏は、上海海運局の技師長、上海海運客運公司の総経理補佐、上海海運の技術部副部長および上海ハイシン・コンテナの副経理を歴任した。同氏は、航海および船舶技術管理に長年の経験を有しており、また、経営管理および輸送安全管理についても広範な経験を有する。1983年、同氏は大連海運学院を船舶管理専攻で卒業し、工学学士号を取得した。同氏は、現在、上海海運学院における国際法の研究分析者である。同氏は、1997年10月に当社に入社した。1960年11月21日生。	0株

（後　略）

〈訂正後〉

取締役

役名 および職名	氏　名 (年齢)	略　歴	所有 株式数
業務執行 取締役	リ・ケリン(Li Kelin) (61歳)	リ氏は、現在、当社の取締役会会長兼業務執行取締役であり、当グループの業務の管理全般および当グループの事業戦略の策定に責任を負っている。現在、同氏は、チャイナ・シッピングの社長兼党組副書記も務めている。同氏の海運業界における経歴は1961年に始まった。1961年から1993年の間、同氏は、上海遠洋運輸公司において、船長、航海部副部長および主経理を歴任した。1993年から1997年までは、同氏は中国遠洋運輸(集団)総公司の副会長であり、1997年にチャイナ・シッピングの社長に就任した。1997年8月26日、同氏はCSDCの取締役会会長に任命された。同氏は、2004年3月12日付けでCSDCの会長および取締役職を辞任した。同氏は海運業界において40年以上の経験を有しており、何年にもわたり海運会社の輸送実務および運航管理に携わっている。同氏は運航管理について広範な知識と実地経験を有している。同氏は、中国の海運業界では著名な人物である。同氏は、全国労働模範の表彰を受けている。1993年、同氏は第10回上海市全国人大代表に選定された。同氏は、以前、上海市航海学会の副理事長を務めた。現在、同氏は中国航海学会の副理事長である。同氏は、1981年に上海海運学院の海運管理コースを受講した。同氏は1997年10月に当社に入社した。1942年9月14日生。	0株

(中　略)

役名 および職名	氏　　名 (年齢)	略　　歴	所有 株式数
社外非業務 執行取締役	ワン・ツォンシー (Wang Zongxi) (70歳)	ワン氏は、現在、当社の社外非業務執行取締役であり、上海市政協常委の元委員である。同氏は、同済大学の建築用電気設備学部を卒業している。同氏は、1997年以降、中国の登録会計士となり、現在は中国の上海公認会計士協会会員である。上海公認会計士協会は、中国で認可を受けた団体である中国公認会計士協会(以下「CICPA」という。)の公式支部であり、CICPAに登録された会計士は中国において有資格で正規の会計士と認められる。1951年から1964年にかけて、同氏はまず松江区税務局に、次に盧湾区税務局に勤務した。1967年から1982年の間、同氏は、上海市財政局二分局に勤務し、最終的には1982年初めに企業部部長となった。1983年、同氏は上海市審計局に入局し、当初は準備局員を、1984年には副局長を務めた。1986年から1988年まで同氏は上海財務公室で副部長を務めた。1988年、同氏は上海市審計局に復職し、1993年まで局長を務めた後、上海市政協常委に加わった。同氏は、1998年に当該職を辞し、2003年まで上海愛建信託投資有限公司で顧問を務めた。同氏は、中国の財務・監査・税務分野で合計40年以上の実務経験を有する。同氏は、2004年3月に当社の社外非業務執行取締役に任命された。1933年12月生。	0株

(中　略)

監査役

（中　略）

役名および職名	氏　名（年齢）	略　歴	所有株式数
監査役	ワン・シゥピン (Wang Xiuping) (40歳)	ワン氏は、現在、当社の企管部経理兼監査役である。同氏は、1982年に上海海運局に入局し、1990年から1998年まで三等航海士、二等航海士および一等航海士を務めた。2000年から2003年には、同氏は当社の資源預配センターの副所長、所長、経理補佐および業務執行経理補佐を務めた。同氏は、1990年に上海海運職工大学を船舶航法専攻で卒業した。同氏は、2002年に中国海員工会全国委員会から金錨賞を授賞している。同氏は、1999年1月に当社に入社した。同氏は、海運業界で20年以上の経験を有する。1964年1月8日生。	0株
監査役	フア・ミン (Hua Min) (53歳)	フア氏は、現在、当社の監査役および復旦大学世界経済研究所所長を務めている。同氏は、1982年に復旦大学から経済学士を取得し、1993年には同大学から世界経済で博士号を取得した。復旦大学への入学前は、同氏は人民解放軍空軍に所属し、上海製織機械工場の要職にあった。1982年から1990年まで、同氏は東華師範大学の講師を務めた。同氏は、1990年から1993年までは復旦大学の博士課程に在籍した。1993年に卒業後、同氏は復旦大学世界経済学部の助教授となり、その後教授に、さらに学部長となった。2000年、同氏は復旦大学世界経済研究所の所長となり、最近情報確認日現在も同研究所所長職にある。同氏は、2004年3月に当社の監査役に任命された。1950年11月生。	0株

（中　略）

その他の上級業務執行者

（中　略）

役名および職名	氏　名（年齢）	略　歴	所有株式数
上級業務執行者	リ・イェチェン (Li Xueqiang) (43歳)	リ氏は、現在、当社の副総経理である。同氏は、当社の総経理を補佐し、当社の安全および技術分野に責任を負っている。同氏は、1983年に上海海運局に入局した。1983年から1997年まで、同氏は、上海海運局の技師長、上海海運客運公司の総経理補佐、上海海運局の技術部副部長および上海ハイシン・コンテナの副経理を歴任した。同氏は、航海および船舶技術管理に長年の経験を有しており、また、経営管理および輸送安全管理についても広範な経験を有する。1983年、同氏は大連海運学院を船舶管理専攻で卒業し、工学学士号を取得した。同氏は、現在、上海海運学院における国際法の研究分析者である。同氏は、1997年10月に当社に入社した。1960年11月21日生。	0株

（後　略）

第６　経理の状況

〈訂正前〉

1．チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドの前身は中華人民共和国において1997年８月28日に同国の会社法に基づいて有限会社（同法上の閉鎖会社組織）として設立された。2004年３月３日、当社のＨ株式の香港証券取引所への上場を予定した当グループの組織再編の一環として、当社は、同国の会社法に基づき株式会社として設立された。

当グループは会社設立日以降、未だ公表された財務書類を有しておらず、したがって、本届出書提出日時点で「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）（以下「財務諸表等規則」という。）第127条の適用を受けている当社および当社の子会社の財務書類はない。以下に掲げる会計士報告書（アカウンタント・レポート）は、香港において一般に公正妥当と認められる会計原則および香港公認会計士協会により公表された会計基準（以下「香港会計原則」という。）に準拠するように修正が加えられ作成された当社の財務情報（以下「当財務情報」という。）を含んでいる。当該会計士報告書は、香港目論見書とともに香港企業登記局での登録および香港証券取引所への上場申請を経て香港で公表された後（2004年６月上旬を予定）、財務諸表等規則第127条第１項の適用を受ける予定である。

2．本書記載の当グループの当財務情報は、当社の株式会社への組織変更以前に関する、中国の会計基準に基づいて作成された2001年、2002年および2003年12月31日現在の連結貸借対照表および貸借対照表、ならびに同日に終了した各年度の連結損益計算書、連結株主持分変動表および連結キャッシュ・フロー計算書を基礎として、これに香港会計原則に準拠するために必要となる修正を加えることによって作成されている。基礎となった法定監査済の当該財務書類については、香港公認会計士協会によって公表された監査基準書に準拠し当社の報告会計士である香港プライスウォーターハウスクーパースが、別途独立した監査を行っており、関連する修正が加えられた後、当財務情報は、更に同協会により公表された「目論見書と報告会計士」と題する監査指針に従い、香港プライスウォーターハウスクーパースの検証手続および必要と認められた追加的手続を受けている。なお子会社二社（CS（アジア）およびCS（香港））については、香港会計原則に従い、合併会計に基づき組織再編前のCS（アジア）およびCS（香港）設立時（2002年）に遡って連結ベースでの財務書類に組み込まれている。

3．本書記載の会計士報告書のうち、原文（英文）は、当社が香港企業登記局に登録する予定である、香港証券取引所への上場申請のための香港目論見書とともに公表するものの写しであり、日本文の会計士報告書は、これらの原文を翻訳したものである。

4．本書記載の会計士報告書に含まれている当財務情報（原文）の金額は、人民元で表示されている。「円」で表示されている金額は、財務諸表等規則第130条の規定に基づき、2004年３月31日現在の中国通信配信の中国人民銀行公表中心値に基づく１人民元＝12.76円で換算された金額である。金額は百万円単位（四捨五入）で表示されている。

5．当社が当財務情報の作成において採用した企業会計基準、会計慣行および表示方法と、日本において一般に公正妥当と認められているそれらとの間の主な相違点に関しては、「4．香港と日本における会計原則および会計慣行の主要な相違」に説明されている。

6．円換算額および「4．香港と日本における会計原則および会計慣行の主要な相違」は原文の会計士報告書には含まれておらず、当社の報告会計士である香港プライスウォーターハウスクーパースの検証手続の対象にもなっていない。

〈訂正後〉

1．チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドの前身は中華人民共和国において1997年8月28日に同国の会社法に基づいて有限会社（同法上の閉鎖会社組織）として設立された。2004年3月3日、当社のH株式の香港証券取引所への上場を予定した当グループの組織再編の一環として、当社は、同国の会社法に基づき株式会社として設立された。

以下に掲げる会計士報告書（アカウンタント・レポート）は、香港において一般に公正妥当と認められる会計原則および香港公認会計士協会により公表された会計基準（以下「香港会計原則」という。）に準拠するように修正が加えられ作成された当社の財務情報（以下「当財務情報」という。）を含んでいる。当該会計士報告書は、香港目論見書とともに香港企業登記局での登録および香港証券取引所への上場申請を経て香港で公表されており、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）（以下「財務諸表等規則」という。）第127条第1項の適用を受けている。

2．本書記載の当グループの当財務情報は、当社の株式会社への組織変更以前に関する、中国の会計基準に基づいて作成された2001年、2002年および2003年12月31日現在の連結貸借対照表および貸借対照表、ならびに同日に終了した各年度の連結損益計算書、連結株主持分変動表および連結キャッシュ・フロー計算書を基礎として、これに香港会計原則に準拠するために必要となる修正を加えることによって作成されている。基礎となった法定監査済の当該財務書類については、香港公認会計士協会によって公表された監査基準書に準拠し当社の報告会計士である香港プライスウォーターハウスクーパースが、別途独立した監査を行っており、関連する修正が加えられた後、当財務情報は、更に同協会により公表された「目論見書と報告会計士」と題する監査指針に従い、香港プライスウォーターハウスクーパースの検証手続および必要と認められた追加的手続を受けている。なお子会社二社（CS（アジア）およびCS（香港））については、香港会計原則に従い、合併会計に基づき組織再編前のCS（アジア）およびCS（香港）設立時（2002年）に遡って連結ベースでの財務書類に組み込まれている。

3．本書記載の会計士報告書のうち、原文（英文）は、当社が香港企業登記局に登録され、香港証券取引所への上場申請のための香港目論見書とともに公表されたものの写しであり、日本文の会計士報告書は、これらの原文を翻訳したものである。

4．本書記載の会計士報告書に含まれている当財務情報（原文）の金額は、人民元で表示されている。「円」で表示されている金額は、財務諸表等規則第130条の規定に基づき、2004年3月31日現在の中国通信配信の中国人民銀行公表中心値に基づく1人民元＝12.76円で換算された金額である。金額は百万円単位（四捨五入）で表示されている。

5．当社が当財務情報の作成において採用した企業会計基準、会計慣行および表示方法と、日本において一般に公正妥当と認められているそれらとの間の主な相違点に関しては、「4．香港と日本における会計原則および会計慣行の主要な相違」に説明されている。

6．円換算額および「4．香港と日本における会計原則および会計慣行の主要な相違」は原文の会計士報告書には含まれておらず、当社の報告会計士である香港プライスウォーターハウスクーパースの検証手続の対象にもなっていない。

1　財務書類

〈訂正前〉

以下に掲げるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドの財務書類を含む会計士報告書は、チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドが香港証券取引所に新規上場するにあたって、香港証券取引所規則に準拠して作成されたものであり、香港企業登記局での登録および香港証券取引所への上場申請を経て2004年６月上旬に香港で開示される予定である。

（注）未定事項については2004年６月上旬頃に決定する予定である。

以下は、香港の公認会計士事務所である報告会計士のプライスウォーターハウスクーパースから入手したものであり、香港オファリングのために作成される目論見書に組み込むことを目的として作成された会計士報告書の本文である。

会計士報告書

2004年　月　日

チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド
BNP パリバ・ペレグリン・キャピタル・リミテッド
取締役　各位

私どもは以下に、香港証券取引所のメインボード（以下「メインボード」という。）に株式を新規上場するための2004年　月　日付の香港目論見書（以下「香港目論見書」という。）に含まれた、2001年、2002年および2003年12月31日に終了した３事業年度（以下「関連期間」という。）におけるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド（以下「当社」という。）とその子会社および関連会社（当社とその子会社は以下総称して「当グループ」という。）の財務情報についての報告書を記載する。

当社は、中華人民共和国（以下「中国」という。）において、1997年８月28日に、中国の会社法に基づいた有限会社として設立された。2004年３月３日に、当社は、2003年10月31日現在の登録資本および剰余金を１株当たり１人民元の株式3,830,000,000株に転換することで、中国会社法に基づく株式会社に移行した。本書「第２　企業の概況　２．沿革」に詳述されているグループ組織再編（以下「本組織再編」という。）に伴い、当社は、2003年10月15日に、チャイナ・シッピング・コンテナ・ラインズ（香港）コ・リミテッドおよびチャイナ・シッピング・コンテナ・ラインズ（アジア）コ・リミテッドのすべての発行済株式を兄弟会社より取得した。

本報告書の日付現在、当社は、以下のセクションⅡ注記29に掲載されている子会社および関連会社に対する直接的および間接的持分を保有している。

現在当グループを構成しているすべての会社およびその関連会社は、12月31日を決算日としてしている。

当社の取締役（以下「取締役」という。）は、中国の企業会計基準および企業会計制度に従って、2001年、2002年および2003年12月31日に終了した各事業年度に係る当グループの連結財務書類を作成しており、当該財務書類は、中国で登録されている公認会計士事務所である上海眾華滬銀會計師事務所の監査を受けている（以下「中国GAAP財務書類」という。）。本報告書の目的のために、私どもは、関連期間における中国GAAP財務書類に対し、香港公認会計士協会（以下「HKSA」という。）により公表された監査基準書に従い、独立した監査を実施した。

以下のセクションⅠからⅢに記載されている財務情報（以下「当財務情報」という。）は、上海眾華滬銀會計師事務所により監査された中国GAAP財務書類を基礎として適切な調整を加えて作成されている。本報告書の目的のために、HKSAにより公表された「目論見書と報告会計士」と題する監査指針に従って、私どもは当財務情報の検証を行い、か

つ、必要な追加手続きを実施した。取締役は、関連期間において、真実かつ公正に表された中国GAAP財務書類を作成する責任を有している。当該財務書類の作成に当たっては、適切な会計方針が選択され、継続的に適用されることを基礎的前提としている。

取締役は当財務情報が真実かつ公正に表されていることについて責任を有している。私どもの責任は、私どもの検証に基づき当財務情報に対する独立した意見を形成し、表明することである。

私どもの意見では、当財務情報は、本報告書の目的のために、また以下のセクションⅡの注記１に記載されている基準に基づいて作成され、当社および当グループの2001年、2002年および2003年12月31日現在の財政状態ならびに関連期間における当グループの経営成績およびキャッシュ・フローの状況を真実かつ公正に表している。

（中　略）

Ⅱ 連結財務書類に対する注記

1．主要な会計方針

（中　略）

(d) リース資産

当グループが借手側の場合

（ｉ）ファイナンス・リース

資産の所有に係るすべてのリスクと利益が実質的に当グループに移転するリースは、ファイナンス・リースとして会計処理される。ファイナンス・リースは、リース期間開始時に、リース資産の公正価値または最低リース支払額の現在価値のいずれか低い価額で資産計上される。各リース支払額は、元本未返済額に対する比率が一定となるように元本と利息とに配分される。賃借料債務相当額は、利息控除後の価額で長期負債に計上される。利息はリース期間にわたって損益計上される。

ファイナンス・リースに基づく資産は見積耐用年数あるいはリース期間のいずれか短い期間にわたって減価償却される。

（ⅱ）オペレーティング・リース

資産の所有に係るすべてのリスクと利益が実質的にリース会社に留まるリースは、オペレーティング・リースとして会計処理される。オペレーティング・リースに基づく支払額は、リース会社から受取ったインセンティブ等控除後の価額で、リース期間にわたって定額法で損益計上される。

当グループが貸手側の場合

（ｉ）オペレーティング・リース

オペレーティング・リースにより貸し出される資産は、貸借対照表の固定資産に含まれる。当該リース資産は、所有固定資産と同様の基準により、見積耐用年数にわたって減価償却される。リース料収入は、賃借人に対するインセンティブ等控除後の価額で、リース期間にわたって定額法で認識される。

(e) 投資有価証券

投資有価証券は減損に対する引当額を控除した価額で計上される。

個々の投資の帳簿価額は、公正価値が帳簿価額を下回っているか否かを評価するために貸借対照表日毎に見直される。一時的でない価値の下落が生じた場合、当該投資の帳簿価額は公正価値まで減額される。減損損失は費用として、連結損益計算書に計上される。当該減損損失額は、減損処理の原因となった状況および事象の存在が解消し、新しい状況および事象が予測可能な将来において継続するという説得力のある証拠が存在する場合には、連結損益計算書上戻入れられる。

その他の投資の処分による利益または損失は、その他の投資の売却額と帳簿価額との差額として、連結損益計算書に計上される。

（中　略）

(k) 従業員給付

（ｉ）従業員有給休暇

従業員の年次有給休暇は、従業員に対し発生した時点で認識される。貸借対照表日までの従業員による役務の提供の結果として見込まれる年次有給休暇に係る負債について引当金が設定される。

従業員の病欠および産休に対する義務については、休暇取得時まで認識されない。

（ⅱ）年金債務

当グループの従業員は様々な政府提供の年金制度の対象となっており、当該制度の下で、従業員は、特定の基準に基づいた年金給付を毎月受取る権利を有している。関連する政府機関は、これらの従業員の退職に対する年金債務に責任を負っている。当グループは従業員の給与総額に対する割合（またはその他の基準）に基づいてこれらの年金制度に対して月次で拠出を行っている。月次拠出額は一定の上限を条件としており、労働社会福祉当局に対して支払が行われる。当該基金に関する当グループの債務は、各期の未払拠出額に限定される。制度への拠出は発生時に費用計上される。

当グループはまた、香港で雇用されている従業員のために、定額拠出型の強制年金基金制度（以下「ＭＰＦ」という。）も運営している。当グループと従業員は、香港MPF制度通達の要求により、一人当たり1,000香港ドルを上限として従業員の月給の５％をそれぞれ拠出している。

上記定額拠出制度に対する当グループの拠出は、拠出時に全額権利確定となり、発生時に費用計上される。

（中　略）

2．売上高、収益およびセグメント情報

当グループの主要な活動は、コンテナ船を所有し、その傭船および運航により外航および内航のコンテナ海運サービスを提供することである。売上高は、定期船および傭船サービスからの収益総額から値引額および営業税を控除して表している。

（単位：千人民元）

	12月31日に終了した事業年度		
	2001年	2002年	2003年
売上高			
定期船	7, 648, 024	10, 386, 580	15, 041, 903
傭船	147, 421	135, 654	234, 260
	7, 795, 445	10, 522, 234	15, 276, 163

当グループの内部財務報告形式に従い、当グループは事業別セグメントを第一の報告形式とし、地域別セグメントを第二の報告形式としている。

第一の報告形式－事業別セグメント

当グループの事業は世界規模で編成されており、定期船と傭船の2つの主要な事業セグメントで構成されている。当グループの事業は定期船サービスが中心である。傭船事業は個別に報告が必要となる規模ではない。

第二の報告形式－地域別セグメント

当グループの定期船および傭船事業は、世界規模で管理されている。売上高は、北米・中南米、ヨーロッパ・地中海、オーストラリア、東南アジア、中国国内およびその他を含む世界の主要取引航路から生じる。

当社の取締役は、当グループの事業の性質から、香港会計基準書第26号「セグメント報告」で規定されているように当グループの資産を特定の地域セグメントに対して有意義に配賦することは困難であると考えている。

従って地域別セグメント情報は売上高のみ表示されている。

（中　略）

7．1株当たり利益（損失）

基本1株当たり利益は、関連期間における当グループの株主帰属利益（損失）に基づいて計算され、加重平均発行済株式数は、2001年、2002年および2003年12月31日に終了した各事業年度においてそれぞれ1, 801, 050, 000株、1, 839, 406, 164株および3, 023, 754, 247株である。関連期間における加重平均発行済株式数の算出において、3, 830, 000, 000人民元の登録資本および剰余金から株式資本への2004年３月３日付の転換は、転換が行われた期の期首に発生したものとみなされている。

当社は関連期間において希薄化効果のある潜在株式を保有していないため、希薄化後１株当たり利益は表示されていない。

（中　略）

9．取締役、監査役および上級業務執行者の報酬

(a) 取締役および監査役の報酬

（中　略）

当社の取締役または監査役で報酬を放棄した者はおらず、当グループへの参加報酬もしくは離職補償金として、現在当グループを構成している会社から当社の取締役または監査役に対して関連期間中に支払われた報酬はない。また関連期間において当社の取締役および監査役に対して支払われた任意ボーナスはない。

当社の取締役および監査役の報酬の分布は、以下のとおりである。

（中　略）

(c) 関連期間において、当グループへの参加報酬もしくは離職補償金として、現在当グループを構成している会社から給与額の上位５名に対して支払われた報酬はない。

10. 有形固定資産

（単位：千人民元）

	当グループ						
	コンテナ船	建造中の船舶	オペレーティング・リース中の船舶の改良費	コンテナ	車輌	コンピュータおよび事務機器	合計
取得原価							
2001年1月1日現在	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
子会社の取得	21,360	−	274	−	216	432	22,282
追加取得	55	532,019	285	412,742	1,733	55,790	1,002,624
処分	−	−	−	−	−	(661)	(661)
2001年12月31日現在	1,540,108	1,330,371	362,146	1,726,269	3,491	79,897	5,042,282
振替	65,771	(65,771)	−	−	−	−	−
追加取得	2,115	1,501,991	3,000	336,938	754	11,436	1,856,234
処分	−	−	(15,124)	−	−	(289)	(15,413)
2002年12月31日現在	1,607,994	2,766,591	350,022	2,063,207	4,245	91,044	6,883,103
振替	3,836,861	(3,836,861)	−	−	−	−	−
追加取得	23,154	3,500,261	15,505	622,814	28,546	60,453	4,250,733
処分	−	−	(24,752)	(21,675)	(837)	(5,601)	(52,865)
2003年12月31日現在	5,468,009	2,429,991	340,775	2,664,346	31,954	145,896	11,080,971
減価償却累計額および減損損失累計額							
2001年1月1日現在	244,575	−	79,018	381,091	536	1,526	706,746
子会社の取得	470	−	−	−	13	17	500
当事業年度計上額	88,513	−	62,219	176,352	435	6,259	333,778
処分	−	−	−	−	−	(408)	(408)
2001年12月31日現在	333,558	−	141,237	557,443	984	7,394	1,040,616
当事業年度計上額	91,930	−	51,156	232,935	538	10,177	386,736
処分	−	−	(6,560)	−	−	(184)	(6,744)
減損	59,279	−	−	−	−	−	59,279
2002年12月31日現在	484,767	−	185,833	790,378	1,522	17,387	1,479,887
兄弟会社からの取得	−	−	−	−	6,861	7,280	14,141
当事業年度計上額	162,964	−	50,258	304,815	3,644	16,253	537,934
処分	−	−	(15,305)	(20,808)	(379)	(2,346)	(38,838)
2003年12月31日現在	647,731	−	220,786	1,074,385	11,648	38,574	1,993,124
帳簿価額							
2001年12月31日現在	1,206,550	1,330,371	220,909	1,168,826	2,507	72,503	4,001,666
2002年12月31日現在	1,123,227	2,766,591	164,189	1,272,829	2,723	73,657	5,403,216
2003年12月31日現在	4,820,278	2,429,991	119,989	1,589,961	20,306	107,322	9,087,847

（中　略）

(f) 2003年12月31日に終了した事業年度において、当社および当グループは、一部の兄弟会社より、帳簿価額が25,056,000人民元（2002年度：ゼロ、2001年度：21,260,000人民元）の有形固定資産を取得した。

（中　略）

20. 剰余金

（中　略）

(i) 2002年12月31日に終了した事業年度において、当社の最終持株会社であり、また、当社が50％を所有する子会社の上海プハイ・シッピング・ラインズ・コ・リミテッド（以下「SPSL」という。）（注記29(a)）の50％を所有する株主でもあるチャイナ・シッピング（グループ）カンパニーは、SPSLが宣言した配当金3,038,000人民元の権利を放棄し、放棄された金額は資本剰余金に振り替えられた。

(ii) 2003年12月31日に終了した事業年度において、チャイナ・シッピング・コンテナ・ラインズ（海北）コ・リミテッド（以下「CSCLHK」という。）（注記29(a)）の10％を所有する少数株主であるチャイナ・シッピング・エージェンシー・コ・リミテッドは、CSCLHKが宣言した配当金212,000人民元の権利を放棄し、放棄された金額は資本剰余金に振り替えられた。

（中　略）

23. 連結キャッシュ・フロー計算書に対する注記

a. 税引前利益(損失)から営業活動によるキャッシュ・フローへの調整：

（単位：千人民元）

	12月31日に終了した事業年度		
	2001年	2002年	2003年
税引前利益(損失)	(1,350,252)	(605,242)	1,406,918
調整：			
減価償却費	333,778	386,736	537,934
持分法投資利益	(7,072)	(4,128)	(8,620)
投資の処分による損失	—	—	1,663
固定資産の減損	—	59,279	—
支払利息	78,240	148,094	192,150
銀行預金からの受取利息	(21,186)	(5,353)	(6,319)
貸倒引当金	3,307	55,776	68,811
ファイナンス・リース債務の利息	220,779	236,755	258,767
固定資産の処分による損失	219	8,660	895
運転資本変動前の営業利益（損失）	(742,187)	280,577	2,452,199
バンカーの減少（増加）	47,732	(54,147)	(23,593)
受取手形および売掛金の減少（増加）	385,244	(665,128)	(354,560)
前払費用およびその他の未収金の減少（増加）	42,329	(245,567)	66,775
拘束性預金の（増加）減少	—	(83,000)	83,000
支払手形および買掛金の（減少）増加	(349,877)	197,643	265,694
未払費用およびその他の未払金の（減少）増加	(43,002)	29,148	231,793
最終持株会社への債務の増加（減少）	280,633	101,216	(288)
営業活動による正味キャッシュ・フロー	(379,128)	(439,258)	2,721,020

b．2001年7月1日に、当グループは、上海プハイ・シッピング・コ・リミテッドに対する出資持分の50%を関連会社から現金対価5,900,000人民元で取得し、上海プハイ・シッピング・コ・リミテッドは当グループの子会社になった（注記29(a)）。当該取引は、パーチェス法により会計処理される。取得した資産および負債の詳細は、以下のとおりである。

（単位：千人民元）

	2001年
取得した資産(負債)：	
有形固定資産	21,782
棚卸資産	1,977
前払費用およびその他の未収金	15,179
受取手形および売掛金	30,507
現金および預金	1,566
買掛金	(24,424)
未払費用およびその他の未払金	(34,403)
未払給与および未払諸手当	(384)
少数株主持分	(5,900)
	5,900
現金による支払額	5,900

（中　略）

d．財務活動によるキャッシュ・フローの増減分析

（単位：千人民元）

	株式資本	銀行借入金	最終持株会社からの借入金	ファイナンス・リース債務	少数株主持分
2001年1月1日現在	1,801,050	1,697,380	515,000	1,086,874	－
ファイナンス・リースの開始	－	－	－	633,521	－
少数株主損益	－	－	－	－	885
子会社の取得による増加	－	－	－	－	4,732
財務活動によるキャッシュ・フロー	－	923,040	465,000	(350,135)	－
2001年12月31日現在	1,801,050	2,620,420	980,000	1,370,260	5,617
ファイナンス・リースの開始	－	－	－	573,695	－
少数株主損益	－	－	－	－	2,041
負債の資本剰余金への転換	－	－	－	－	3,038
財務活動によるキャッシュ・フロー	1,000,000	1,013,974	655,000	(432,031)	3,598
2002年12月31日現在	2,801,050	3,634,394	1,635,000	1,511,924	14,294
ファイナンス・リースの開始	－	－	－	880,309	－
少数株主損益	－	－	－	－	14,473
財務活動によるキャッシュ・フロー	1,000,000	2,375,613	(890,466)	(538,073)	12,776
負債の資本剰余金への転換	－	－	(670,000)	－	－
2003年12月31日現在	3,801,050	6,010,007	74,534	1,854,160	41,543

24. コミットメント

a. 設備投資契約

2001年、2002年および2003年12月31日現在、当グループは、当グループおよび当社の貸借対照表上には計上されていない以下の重要な設備投資契約を有している。

(単位：千人民元)

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
契約済み未計上： －建造中の船舶	4, 082, 397	3, 438, 851	6, 373, 195

(単位：千人民元)

	当社		
	12月31日現在		
	2001年	2002年	2003年
契約済み未計上： －建造中の船舶	4, 082, 397	2, 743, 798	5, 063, 888

b. 購入契約

2001年、2002年および2003年12月31日現在、当グループは、当グループおよび当社の貸借対照表上には計上されていない以下の重要なバンカーの購入契約を有している。

(単位：千人民元)

	当グループおよび当社		
	12月31日現在		
	2001年	2002年	2003年
契約済み未計上： －バンカーの購入	7, 475	－	805, 375

(中　略)

28. 重要な関連当事者取引

財務上および経営上の意思決定にあたって、当グループが直接あるいは間接的に当事者を支配するか当該当事者に対して重要な影響を与えることができる、またはその逆の場合、あるいは当グループおよび当該当事者が共通の支配下にある、または共通の重要な影響力を受ける場合、当該当事者は関連当事者であるとみなされる。

(a) 関連期間において、取締役は以下の会社を当グループの関連当事者とみなしている。

名称	当グループとの関係
チャイナ・シッピング（グループ）カンパニー	最終持株会社
リッチ・シッピング・コ・リミテッド	兄弟会社
上海マリーン・トランスポート（グループ）カンパニー	兄弟会社
広州マリーン・トランスポート（グループ）カンパニー	兄弟会社
大連マリーン・トランスポート（グループ）カンパニー	兄弟会社
チャイナ・シッピング・ディベロップメント・コ・リミテッド	兄弟会社
チャイナ・シッピング・パッセンジャー・ライナー・コ・リミテッド	兄弟会社
チャイナ・シッピング・サプライヤーズ（海南）ハイシェン・シッピング・アンド エンタープライズ	兄弟会社
上海仁川インターナショナル・フェリー・コ・リミテッド	兄弟会社
チャイナ・シッピング・ターミナル・ディベロップメント・コ・リミテッド	兄弟会社
チャイナ・シッピング・ロジスティクス・コ・リミテッド	兄弟会社
チャイナ・シッピング・エージェンシー・コ・リミテッド	兄弟会社
チャイナ・シッピング・エア・カーゴ・コ・リミテッド	兄弟会社
チャイナ・シッピング・インダストリー・コ・リミテッド	兄弟会社
チャイナ・シッピング・インベストメント・コ・リミテッド	兄弟会社
チャイナ・シッピング・インターナショナル・トレーディング・コ・リミテッド	兄弟会社
チャイナ・シッピング・テレコミュニケーションズ・コ・リミテッド	兄弟会社
ドン・ファン・インターナショナル・インベストメント・リミテッド	兄弟会社
チャイナ・シッピング・リージョナル・ホールディングスPTE リミテッド	兄弟会社
チャイナ・シッピング・エージェンシー（オーストラリア）コ・リミテッド	兄弟会社
チャイナ・シッピング・エージェンシー（ジャパン）コ・リミテッド	兄弟会社
チャイナ・シッピング・エージェンシー（コリア）コ・リミテッド	兄弟会社
チャイナ・シッピング（ヨーロッパ）ホールディングGmbH	兄弟会社
チャイナ・シッピング・サプライヤーズ・コ・リミテッド	兄弟会社
ウェスト・ベイシン・コンテナ・ターミナルズ・コ・リミテッド	関連会社
ユニバーサル・シッピング・コ・リミテッド	兄弟会社
チャイナ・シッピング（香港）ホールディング・コ・リミテッド	兄弟会社
チャイナ・シッピング（ノースアメリカ）ホールディング・コ・リミテッド	兄弟会社

（中　略）

29. 子会社および関連会社の明細

(a) 子会社

(中　略)

名称	設立日／創立日	法的形態の種類	発行／登録および払込済株式資本	株式持分 直接保有	株式持分 間接保有	主な事業内容
チャイナ・シッピング・コンテナ・ラインズ(洋浦)コ・リミテッド	2002年12月5日	有限会社	38,000,000人民元	90%	4%	国内コンテナ輸送、貨物販売、発着予約、コンテナ輸送センター、積替、倉庫建設、コンテナの修理・リース・販売・購入、船舶のリース・販売・購入およびコンテナ関連事業
チャイナ・シッピング(洋浦)リフリジレーション・ストレージ・アンド・トランスポーテーション・コ・リミテッド*	2001年12月13日	有限会社	6,000,000人民元	40%	−	コンテナの輸送・設置・保管、冷蔵・倉庫・保管事業、コンテナおよびシャシーの点検・修理、機器のリース・輸出入・納入、外部技術コンサルティング、冷蔵用コンテナに使用する発電機の輸入
上海プハイ・シッピング・ラインズ・コ・リミテッド*	1992年11月19日	有限会社	11,800,000人民元	50%	−	国際コンテナ輸送、中国本土の沿岸および長江沿いの港間の物資輸送(コンテナ含)、コンテナの製造・修理・リース・販売、船舶のリース・販売、乗組員の派遣・研修サービスおよびその他の輸送サービス、水上輸送貨物代理店ならびに輸送代理店サービス
チャイナ・シッピング・コンテナ・ラインズ(福州) コ・リミテッド	2003年5月20日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(海口) コ・リミテッド*	2003年11月5日	有限会社	3,000,000人民元	−	36%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(江蘇) コ・リミテッド	2003年9月19日	有限会社	6,500,000人民元	45%	49.5%	輸送
チャイナ・シッピング・コンテナ・ラインズ連雲港コ・リミテッド	2003年3月12日	有限会社	5,000,000人民元	10%	81%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(秦皇島) コ・リミテッド	2003年5月6日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(日照) コ・リミテッド	2003年7月18日	有限会社	500,000人民元	−	90.1%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(浙江) コ・リミテッド	2003年6月18日	有限会社	7,000,000人民元	45%	49.5%	貨物船および定期船代理店
丹東チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年4月18日	有限会社	500,000人民元	−	90.01%	貨物船および定期船代理店
東莞チャイナ・シッピング・コ・リミテッド	2004年5月14日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
防城港チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年5月6日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
江門チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年8月21日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
錦州チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年3月18日	有限会社	500,000人民元	−	90.1%	貨物船および定期船代理店
泉州チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年9月2日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
汕頭チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年4月18日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
営口チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年1月9日	有限会社	1,000,000人民元	10%	81%	貨物船および定期船代理店
湛江チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年5月23日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店

舟山チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年5月15日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
香港にて設立および営業						
チャイナ・シッピング・コンテナ・ラインズ（香港） コ・リミテッド	2002年7月3日	有限会社	1,000,000香港ドル	100%	－	定期船代理店
英国領バージン諸島にて設立および香港にて営業						
チャイナ・シッピング・コンテナ・ラインズ（アジア） コ・リミテッド	2002年10月28日	有限会社	50,000米ドル	100%	－	船舶の販売・購入・リース
インターナショナル・コンピュータ・コ・リミテッド	2003年4月8日	有限会社	50,000米ドル	－	100%	情報技術システムの開発および情報技術サービスの提供
洋山 A シッピング・カンパニー・リミテッド	2003年12月23日	有限会社	50,000米ドル	－	100%	船舶の所有
洋山 B シッピング・カンパニー・リミテッド	2003年12月23日	有限会社	50,000米ドル	－	100%	船舶の所有
キプロス共和国にて設立および香港にて営業						
アリサ・ナビゲーション・カンパニー・リミテッド	2002年6月18日	有限会社	1,000キプロス・ポンド	100%	－	船舶の所有

＊ 各社の定款に従い、当社は、これらの会社の全取締役の過半数について指名権を有している。そのため、これらの会社は子会社として処理される。

(b) 関連会社

2003年12月31日現在、当グループは、以下の関連会社の出資持分を直接有している。

名称	設立日	法的形態の種類	事業拠点	登録資本金 2003年度	株式持分 2003年度	主な事業内容
中華人民共和国にて設立						
Shanghai HaiXin YuanCang Containers Storage and Transaportation Co., Ltd.	1995年5月18日	有限会社	中華人民共和国	11,600,000米ドル	40%	貨物船および定期船代理店

すべての子会社および関連会社は、非公開会社であるか、香港国外で設立されている場合は、香港において設立された非公開会社と実質的に同じ特徴を有している。

30. 後発事象

（i）本組織再編に従い、当社は、2003年10月31日現在の登録資本および剰余金を1株1人民元の株式3,830,000,000株に転換することにより、2004年3月3日付で株式会社に移行した。

（ii）2004年5月10日付で、当社、チャイナ・シッピング・ロジスティクス・コ・リミテッド、チャイナ・シッピング・エージェンシー（中海船務代理有限公司）、チャイナ・シッピング・インダストリー・コ・リミテッドおよび上海プハイ・シッピング・ラインズ・コ・リミテッド（以下「上海プハイ」という。）は、当社のメインボードへの株式上場を条件として、当社が上海プハイに資本金500,000,000人民元の追加増資を行うことに同意し、当社以外の会社が上海プハイに資本金50,300,000人民元の追加増資を行うに同意する契約を締結した。増資が完了すれば、当社の上海プハイに対する株式持分は約90%に増加することとなる。

（iii）2003年12月31日以降に、当社の取締役は2003年11月1日から2004年3月2日までの期間における当社の法定利益をチャイナ・シッピング（グループ）カンパニーに分配することを決定した。当社の取締役はこの分配が、約511,964,000人民元になると見積っている。

（iv）2003年12月31日以降、当グループは、事務所社屋として使用する目的および投資目的で、特定の不動産を取得した。

（v）2004年4月6日に、当グループの子会社2社は、貸付銀行から成るコンソーシアムとの間で、コンテナ船2隻の建造のために与信枠合計105百万米ドルの長期借入契約を締結した。当該借入金は、関連するコンテナ船およびこれら子会社の株式が担保となっている。当該借入契約に従い、これらコンテナ船の賃貸に係る未収金が貸し手側に譲渡されており、当該未収金は、貸し手側の特別勘定に預託されることが求められている。この会計士報告書の日付現在、当グループは、88.22百万米ドルの借入を実行している。

2004年4月において、当グループの他の子会社もまた、チャイナ・シッピング（グループ）カンパニーにより差し入れられた預託金が担保となっている125百万米ドルの担保付短期借入契約を締結した。2004年4月30日に、当グループは、この担保付短期借入限度枠全額を使用している。当グループは、上場の際生じる正味手取金の一部をこの担保付短期借入金の完済に充てる予定であり、それに伴い、チャイナ・シッピング（グループ）カンパニーにより差し入れられた預託金は解消される。

（中　略）

III　貸借対照表日後の財務書類

2003年12月31日より後の期間について、当社または現在当グループを構成している当社により作成されている監査済の財務書類はない。また、2003年12月31日より後の期間について、当社または現在当グループを構成している会社により宣言、実行あるいは支払われている配当金はない。

プライスウォーターハウスクーパース
公認会計士事務所
香港

〈訂正後〉

以下に掲げるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドの財務書類を含む会計士報告書は、チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドが香港証券取引所に新規上場するにあたって、香港証券取引所規則に準拠して作成されたものであり、香港企業登記局での登録および香港証券取引所への上場申請を経て香港で開示されたものである。

以下は、香港の公認会計士事務所である報告会計士のプライスウォーターハウスクーパースから入手したものであり、香港オファリングのために作成される目論見書に組み込むことを目的として作成された会計士報告書の本文である。

会計士報告書

2004年6月4日

チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド
BNP パリバ・ペレグリン・キャピタル・リミテッド
取締役　各位

私どもは以下に、香港証券取引所のメインボード（以下「メインボード」という。）に株式を新規上場するための2004年6月4日付の香港目論見書（以下「香港目論見書」という。）に含まれた、2001年、2002年および2003年12月31日に終了した３事業年度（以下「関連期間」という。）におけるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド（以下「当社」という。）とその子会社および関連会社（当社とその子会社は以下総称して「当グループ」という。）の財務情報についての報告書を記載する。

当社は、中華人民共和国（以下「中国」という。）において、1997年８月28日に、中国の会社法に基づいた有限会社として設立された。2004年３月３日に、当社は、2003年10月31日現在の登録資本および剰余金を１株当たり１人民元の株式3,830,000,000株に転換することで、中国会社法に基づく株式会社に移行した。本書「第２　企業の概況　2．沿革」に詳述されているグループ組織再編（以下「本組織再編」という。）に伴い、当社は、2003年10月15日に、チャイナ・シッピング・コンテナ・ラインズ（香港）コ・リミテッドおよびチャイナ・シッピング・コンテナ・ラインズ（アジア）コ・リミテッドのすべての発行済株式を兄弟会社より取得した。

本報告書の日付現在、当社は、以下のセクションⅡ注記29に掲載されている子会社および関連会社に対する直接的および間接的持分を保有している。

現在当グループを構成しているすべての会社およびその関連会社は、12月31日を決算日としてしている。

当社の取締役（以下「取締役」という。）は、中国の企業会計基準および企業会計制度に従って、2001年、2002年および2003年12月31日に終了した各事業年度に係る当グループの連結財務書類を作成しており、当該財務書類は、中国で登録されている公認会計士事務所である上海眾華滬銀會計師事務所の監査を受けている（以下「中国GAAP財務書類」という。）。本報告書の目的のために、私どもは、関連期間における中国GAAP財務書類に対し、香港公認会計士協会（以下「HKSA」という。）により公表された監査基準書に従い、独立した監査を実施した。

以下のセクションⅠからⅢに記載されている財務情報（以下「当財務情報」という。）は、上海眾華滬銀會計師事務所により監査された中国GAAP財務書類を基礎として適切な調整を加えて作成されている。本報告書の目的のために、HKSAにより公表された「目論見書と報告会計士」と題する監査指針に従って、私どもは当財務情報の検証を行い、かつ、必要な追加手続きを実施した。取締役は、関連期間において、真実かつ公正に表された中国GAAP財務書類を作成する責任を有している。当該財務書類の作成に当たっては、適切な会計方針が選択され、継続的に適用されることを基礎的前提としている。

取締役は当財務情報が真実かつ公正に表されていることについて責任を有している。私どもの責任は、私どもの検証に基づき当財務情報に対する独立した意見を形成し、表明することである。

私どもの意見では、当財務情報は、本報告書の目的のために、また以下のセクションIIの注記1に記載されている基準に基づいて作成され、当社および当グループの2001年、2002年および2003年12月31日現在の財政状態ならびに関連期間における当グループの経営成績およびキャッシュ・フローの状況を真実かつ公正に表している。

（中　略）

Ⅱ　連結財務書類に対する注記

1．主要な会計方針

（中　略）

(d) リース資産

当グループが借手側の場合

（ⅰ）　ファイナンス・リース

資産の所有に係るすべてのリスクと利益が実質的に当グループに移転するリースは、ファイナンス・リースとして会計処理される。ファイナンス・リースは、リース期間開始時に、リース資産の公正価値または最低リース支払額の現在価値のいずれか低い価額で資産計上される。各リース支払額は、元本未返済額に対する比率が一定となるように元本と利息とに配分される。賃借料債務相当額は、利息控除後の価額で長期負債に計上される。利息はリース期間にわたって連結損益計算書に計上される。

ファイナンス・リースに基づく資産は見積耐用年数あるいはリース期間のいずれか短い期間にわたって減価償却される。

（ⅱ）　オペレーティング・リース

資産の所有に係るすべてのリスクと利益が実質的にリース会社に留まるリースは、オペレーティング・リースとして会計処理される。オペレーティング・リースに基づく支払額は、リース会社から受取ったインセンティブ等控除後の価額で、リース期間にわたって定額法で連結損益計算書に計上される。

当グループが貸手側の場合

（ⅰ）オペレーティング・リース

オペレーティング・リースにより貸し出される資産は、貸借対照表の固定資産に含まれる。当該リース資産は、所有固定資産と同様の基準により、見積耐用年数にわたって減価償却される。リース料収入は、賃借人に対するインセンティブ等控除後の価額で、リース期間にわたって定額法で認識される。

(e) 投資有価証券

投資有価証券は減損に対する引当額を控除した価額で計上される。

個々の投資有価証券の帳簿価額は、公正価値が帳簿価額を下回っているか否かを評価するために貸借対照表日毎に見直される。一時的でない価値の下落が生じた場合、当該投資有価証券の帳簿価額は公正価値まで減額される。減損損失は費用として、連結損益計算書に計上される。当該減損損失額は、減損処理の原因となった状況および事象の存在が解消し、新しい状況および事象が予測可能な将来において継続するという説得力のある証拠が存在する場合には、連結損益計算書上戻入れられる。

投資有価証券の処分による利益または損失は、投資有価証券の売却額と帳簿価額との差額として、連結損益計算書に計上される。

（中　略）

(k) 従業員給付

（ⅰ）従業員有給休暇

従業員の年次有給休暇は、従業員に対し発生した時点で認識される。貸借対照表日までの従業員による役務の提供の結果として見込まれる年次有給休暇に係る負債について引当金が設定される。

従業員の病欠および産休に対する義務については、休暇取得時まで認識されない。

（ⅱ）　年金債務

中国本土で雇用されている当グループの従業員は様々な政府提供の年金制度の対象となっており、当該制度の下で、従業員は、特定の基準に基づいた年金給付を毎月受取る権利を有している。関連する政府機関は、これらの従業員の退職に対する年金債務に責任を負っている。当グループは従業員の給与総額に対する割合（またはその他の基準）に基づいてこれらの年金制度に対して月次で拠出を行っている。月次拠出額は一定の上限を条件としており、労働社会福祉当局に対して支払が行われる。当該基金に関する当グループの債務は、各期の未払拠出額に限定される。制度への拠出は発生時に費用計上される。

当グループはまた、香港で雇用されている従業員のために、定額拠出型の強制年金基金制度（以下「ＭＰＦ」という。）も運営している。当グループと従業員は、香港MPF制度通達の要求により、一人当たり1,000香港ドルを上限として従業員の月給の５％をそれぞれ拠出している。

上記定額拠出制度に対する当グループの拠出は、拠出時に全額権利確定となり、発生時に費用計上される。

(中　略)

2．売上高およびセグメント情報

当グループの主要な活動は、コンテナ船を所有し、その傭船および運航により外航および内航のコンテナ海運サービスを提供することである。売上高は、定期船および傭船サービスからの収益総額から値引額および営業税を控除して表している。

(単位：千人民元)

	12月31日に終了した事業年度		
	2001年	2002年	2003年
売上高			
定期船	7,648,024	10,386,580	15,041,903
傭船	147,421	135,654	234,260
	7,795,445	10,522,234	15,276,163

当グループの内部財務報告形式に従い、当グループは事業別セグメントを第一の報告形式とし、地域別セグメントを第二の報告形式としている。

第一の報告形式－事業別セグメント

当グループの事業は定期船と傭船の2つの主要な事業セグメントで構成されている。当グループの事業は定期船サービスが中心である。傭船事業は個別に報告が必要となる規模ではない。

第二の報告形式－地域別セグメント

当グループの定期船および傭船事業は、世界規模で管理されている。売上高は、北米・中南米、ヨーロッパ・地中海、オーストラリア、東南アジア、中国国内およびその他を含む世界の主要取引航路から生じる。

当社の取締役は、当グループの事業の性質から、香港会計基準書第26号「セグメント報告」で規定されているように当グループの資産を特定の地域セグメントに対して有意義に配賦することは困難であると考えている。従って地域別セグメント情報は売上高のみ表示されている。

(中　略)

7．1株当たり利益（損失）

基本1株当たり利益（損失）は、関連期間における当グループの株主帰属利益(損失)に基づいて計算され、加重平均発行済株式数は、2001年、2002年および2003年12月31日に終了した各事業年度においてそれぞれ1,801,050,000株、1,839,406,164株および3,023,754,247株である。関連期間における加重平均発行済株式数の算出において、3,830,000,000人民元の登録資本および剰余金から株式資本への2004年３月３日付の転換は、転換が行われた期の期首に発生したものとみなされている。

当社は関連期間において希薄化効果のある潜在株式を保有していないため、希薄化後１株当たり利益は表示されていない。

(中　略)

9．取締役、監査役および上級業務執行者の報酬

(a) 取締役および監査役の報酬

(中　略)

当社の取締役または監査役で関連期間中に報酬を放棄した者はいない。また関連期間において当社の取締役および監査役に対して支払われた任意ボーナスはない。

当社の取締役および監査役の報酬の分布は、以下のとおりである。

(中　略)

(c) 関連期間において、当グループへの参加報酬もしくは離職補償金として、現在当グループを構成している会社から取締役、監査役および給与額の上位５名に対して支払われた報酬はない。

10. 有形固定資産

（単位：千人民元）

	当グループ						
	コンテナ船	建造中の船舶	オペレーティング・リース中の船舶の改良費	コンテナ	車輌	コンピュータおよび事務機器	合計
取得原価							
2001年1月1日現在	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
子会社の取得	21,360	－	274	－	216	432	22,282
追加取得	55	532,019	285	412,742	1,733	55,790	1,002,624
処分	－	－	－	－	－	(661)	(661)
2001年12月31日現在	1,540,108	1,330,371	362,146	1,726,269	3,491	79,897	5,042,282
振替	65,771	(65,771)	－	－	－	－	－
追加取得	2,115	1,501,991	3,000	336,938	754	11,436	1,856,234
処分	－	－	(15,124)	－	－	(289)	(15,413)
2002年12月31日現在	1,607,994	2,766,591	350,022	2,063,207	4,245	91,044	6,883,103
振替	3,836,861	(3,836,861)	－	－	－	－	－
兄弟会社からの取得	－	－	－	－	16,476	22,721	39,197
追加取得	23,154	3,500,261	15,505	622,814	12,070	37,732	4,211,536
処分	－	－	(24,752)	(21,675)	(837)	(5,601)	(52,865)
2003年12月31日現在	5,468,009	2,429,991	340,775	2,664,346	31,954	145,896	11,080,971
減価償却累計額および減損損失累計額							
2001年1月1日現在	244,575	－	79,018	381,091	536	1,526	706,746
子会社の取得	470	－	－	－	13	17	500
当事業年度計上額	88,513	－	62,219	176,352	435	6,259	333,778
処分	－	－	－	－	－	(408)	(408)
2001年12月31日現在	333,558	－	141,237	557,443	984	7,394	1,040,616
当事業年度計上額	91,930	－	51,156	232,935	538	10,177	386,736
処分	－	－	(6,560)	－	－	(184)	(6,744)
減損	59,279	－	－	－	－	－	59,279
2002年12月31日現在	484,767	－	185,833	790,378	1,522	17,387	1,479,887
兄弟会社からの取得	－	－	－	－	6,861	7,280	14,141
当事業年度計上額	162,964	－	50,258	304,815	3,644	16,253	537,934
処分	－	－	(15,305)	(20,808)	(379)	(2,346)	(38,838)
2003年12月31日現在	647,731	－	220,786	1,074,385	11,648	38,574	1,993,124
帳簿価額							
2001年12月31日現在	1,206,550	1,330,371	220,909	1,168,826	2,507	72,503	4,001,666
2002年12月31日現在	1,123,227	2,766,591	164,189	1,272,829	2,723	73,657	5,403,216
2003年12月31日現在	4,820,278	2,429,991	119,989	1,589,961	20,306	107,322	9,087,847

（中　略）

(f) 2003年12月31日に終了した事業年度において、当グループは、一部の兄弟会社より、帳簿価額が25,056,000人民元（2002年度：ゼロ、2001年度：ゼロ）の有形固定資産を取得した。

（中　略）

20. 剰余金

（中　略）

(i) 2002年12月31日に終了した事業年度において、当社の最終持株会社であり、また、当社が50%を所有する子会社の上海プハイ・シッピング・コ・リミテッド（以下「上海プハイ」という。）（注記29(a)）の50%を所有する株主でもあるチャイナ・シッピング（グループ）カンパニーは、上海プハイが宣言した配当金3,038,000人民元の権利を放棄し、相当する放棄された金額は資本剰余金に振り替えられた。

(ii) 2003年12月31日に終了した事業年度において、チャイナ・シッピング・コンテナ・ラインズ（海口）コ・リミテッド（以下「CS（海口）」という。）（注記29(a)）の10%を所有する少数株主であるチャイナ・シッピング・エージェンシー・コ・リミテッドは、CS（海口）が宣言した配当金212,000人民元の権利を放棄し、相当する放棄された金額は資本剰余金に振り替えられた。

（中　略）

23. 連結キャッシュ・フロー計算書に対する注記

a．税引前利益(損失)から営業活動によるキャッシュ・フローへの調整：

（単位：千人民元）

	12月31日に終了した事業年度		
	2001年	2002年	2003年
税引前利益(損失)	(1,350,252)	(605,242)	1,406,918
調整：			
減価償却費	333,778	386,736	537,934
持分法投資利益	(7,072)	(4,128)	(8,620)
投資有価証券の処分による損失	−	−	1,663
固定資産の減損	−	59,279	−
支払利息	78,240	148,094	192,150
銀行預金からの受取利息	(21,186)	(5,353)	(6,319)
貸倒引当金	3,307	55,776	68,811
ファイナンス・リース債務の利息	220,779	236,755	258,767
固定資産の処分による損失	219	8,660	895
運転資本変動前の営業利益（損失）	(742,187)	280,577	2,452,199
バンカーの減少（増加）	47,732	(54,147)	(23,593)
受取手形および売掛金の減少（増加）	385,244	(665,128)	(354,560)
前払費用およびその他の未収金の減少（増加）	42,329	(245,567)	66,775
拘束性預金の（増加）減少	−	(83,000)	83,000
支払手形および買掛金の（減少）増加	(349,877)	197,643	265,694
未払費用およびその他の未払金の（減少）増加	(43,002)	29,148	231,793
最終持株会社への債務の増加（減少）	280,633	101,216	(288)
営業活動による正味キャッシュ・フロー	(379,128)	(439,258)	2,721,020

b．2001年７月１日に、当グループは、上海プハイ・シッピング・コ・リミテッドに対する出資持分の50%を関連会社から現金対価5,900,000人民元で取得し、上海プハイ・シッピング・コ・リミテッドは当グループの子会社になった（注記29(a)）。当該取引は、パーチェス法により会計処理される。取得した資産および負債の詳細は、以下のとおりである。

（単位：千人民元）

	2001年
取得した資産(負債)：	
有形固定資産	21,782
棚卸資産	1,977
受取手形および売掛金	30,507
前払費用およびその他の未収金	15,179
現金および預金	1,566
買掛金	(24,424)
未払費用およびその他の未払金	(34,403)
未払給与および未払諸手当	(384)
少数株主持分	(5,900)
	5,900
現金による支払額	5,900

（中　略）

d．財務活動によるキャッシュ・フローの増減分析

（単位：千人民元）

	株式資本	銀行借入金	最終持株会社からの借入金	ファイナンス・リース債務	少数株主持分
2001年１月１日現在	1,801,050	1,697,380	515,000	1,086,874	－
ファイナンス・リースの開始	－	－	－	633,521	－
少数株主損益	－	－	－	－	885
子会社の取得による増加	－	－	－	－	4,732
財務活動によるキャッシュ・フロー	－	923,040	465,000	(350,135)	－
2001年12月31日現在	1,801,050	2,620,420	980,000	1,370,260	5,617
ファイナンス・リースの開始	－	－	－	573,695	－
少数株主損益	－	－	－	－	2,041
負債の資本剰余金への転換	－	－	－	－	3,038
財務活動によるキャッシュ・フロー	1,000,000	1,013,974	655,000	(432,031)	3,598
2002年12月31日現在	2,801,050	3,634,394	1,635,000	1,511,924	14,294
ファイナンス・リースの開始	－	－	－	880,309	－
少数株主損益	－	－	－	－	14,473
負債の資本剰余金への転換	－	－	(670,000)	－	－
財務活動によるキャッシュ・フロー	1,000,000	2,375,613	(890,466)	(538,073)	12,776
2003年12月31日現在	3,801,050	6,010,007	74,534	1,854,160	41,543

24. コミットメント

a．設備投資契約

2001年、2002年および2003年12月31日現在、当グループおよび当社は、貸借対照表上には計上されていない以下の重要な設備投資契約を有している。

（単位：千人民元）

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
契約済み未計上： －建造中の船舶	4,082,397	3,438,851	6,373,195

（単位：千人民元）

	当社		
	12月31日現在		
	2001年	2002年	2003年
契約済み未計上： －建造中の船舶	4,082,397	2,743,798	5,063,888

b．購入契約

2001年、2002年および2003年12月31日現在、当グループおよび当社は、貸借対照表上には計上されていない以下の重要なバンカーの購入契約を有している。

（単位：千人民元）

	当グループおよび当社		
	12月31日現在		
	2001年	2002年	2003年
契約済み未計上： －バンカーの購入	7,475	－	805,375

（中　略）

28. 重要な関連当事者取引

財務上および経営上の意思決定にあたって、当グループが直接あるいは間接的に当事者を支配するか当該当事者に対して重要な影響を与えることができる、またはその逆の場合、あるいは当グループおよび当該当事者が共通の支配下にある、または共通の重要な影響力を受ける場合、当該当事者は関連当事者であるとみなされる。

(a) 関連期間において、取締役は、香港目論見書の目的上、以下の会社を当グループの関連当事者とみなしている。

名称	当グループとの関係
チャイナ・シッピング(グループ)カンパニー	最終持株会社
リッチ・シッピング・コ・リミテッド	兄弟会社
上海マリタイム・トランスポート(グループ)カンパニー	兄弟会社
広州マリタイム・トランスポート(グループ)コ・リミテッド	兄弟会社
大連マリタイム・トランスポート(グループ)コ・リミテッド	兄弟会社
チャイナ・シッピング・ディベロップメント・コ・リミテッド	兄弟会社
チャイナ・シッピング・パッセンジャー・ライナー・コ・リミテッド	兄弟会社
チャイナ・シッピング(海南)ハイシェン・シッピング・アンドエンタープライズ・コ・リミテッド	兄弟会社
上海仁川インターナショナル・フェリー・コ・リミテッド	兄弟会社
チャイナ・シッピング・ターミナル・ディベロップメント・コ・リミテッド	兄弟会社
チャイナ・シッピング・ロジスティクス・コ・リミテッド	兄弟会社
チャイナ・シッピング・エージェンシー・コ・リミテッド	兄弟会社
チャイナ・シッピング・エア・カーゴ・コ・リミテッド	兄弟会社
チャイナ・シッピング・インダストリー・コ・リミテッド	兄弟会社
チャイナ・シッピング・インベストメント・コ・リミテッド	兄弟会社
チャイナ・シッピング・インターナショナル・トレーディング・コ・リミテッド	兄弟会社
チャイナ・シッピング・テレコミュニケーションズ・コ・リミテッド	兄弟会社
ドン・ファン・インターナショナル・インベストメント・リミテッド	兄弟会社
チャイナ・シッピング・リージョナル・ホールディングスPte リミテッド	兄弟会社
チャイナ・シッピング・エージェンシー(オーストラリア)コ・リミテッド	兄弟会社
チャイナ・シッピング・ジャパン・コ・リミテッド	兄弟会社
チャイナ・シッピング・エージェンシー(コリア)コ・リミテッド	兄弟会社
チャイナ・シッピング(ヨーロッパ)ホールディングGmbH	兄弟会社
チャイナ・シッピング・サプライズ・コ・リミテッド	兄弟会社
ユニバーサル・シッピング・コ・リミテッド	兄弟会社
チャイナ・シッピング(香港)ホールディングス・コ・リミテッド	兄弟会社
チャイナ・シッピング(ノースアメリカ)ホールディング・コ・リミテッド	兄弟会社
ウェスト・ベイシン・コンテナ・ターミナルズLLC	関連会社

(中　略)

29. 子会社および関連会社の明細

(a) 子会社

（中　略）

名称	設立日／創立日	法的形態の種類	発行／登録および払込済株式資本	株式持分		主な事業内容
				直接保有	間接保有	
チャイナ・シッピング・コンテナ・ラインズ（洋浦）コ・リミテッド	2002年12月5日	有限会社	38,000,000人民元	90%	4%	国内コンテナ輸送、貨物販売、発着予約、コンテナ輸送センター、積替、倉庫建設、コンテナの修理・リース・販売・購入、船舶のリース・販売・購入およびコンテナ関連事業
チャイナ・シッピング（洋浦）リフリジレーション・ストレージ・アンド・トランスポーテーション・コ・リミテッド*	2001年12月13日	有限会社	6,000,000人民元	40%	－	コンテナの輸送・設置・保管、冷蔵・倉庫・保管事業、コンテナおよびシャシーの点検・修理、機器のリース・輸出入・納入、外部技術コンサルティング、冷蔵用コンテナに使用する発電機の輸入
上海プハイ・シッピング・コ・リミテッド* (30.(ⅱ)参照。)	1992年11月19日	有限会社	11,800,000人民元	50%	－	国際コンテナ輸送、中国本土の沿岸および長江沿いの港間の物資輸送（コンテナ含）、コンテナの製造・修理・リース・販売、船舶のリース・販売、乗組員の派遣・研修サービスおよびその他の輸送サービス、水上輸送貨物代理店ならびに輸送代理店サービス
チャイナ・シッピング・コンテナ・ラインズ（福州） コ・リミテッド	2003年5月20日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ（海口） コ・リミテッド*	2003年11月5日	有限会社	3,000,000人民元	－	36%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ（江蘇） コ・リミテッド	2003年9月19日	有限会社	6,500,000人民元	45%	49.5%	輸送
チャイナ・シッピング・コンテナ・ラインズ連雲港コ・リミテッド	2003年3月12日	有限会社	5,000,000人民元	10%	81%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ（秦皇島） コ・リミテッド	2003年5月6日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ（日照） コ・リミテッド	2003年7月18日	有限会社	500,000人民元	－	90.1%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(浙江) コ・リミテッド	2003年6月18日	有限会社	7,000,000人民元	45%	49.5%	貨物船および定期船代理店
丹東チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年4月18日	有限会社	500,000人民元	－	90.01%	貨物船および定期船代理店
東莞チャイナ・シッピング・コンテナ・ラインズ・コ・リミテッド	2004年5月14日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
防城港チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年5月6日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
江門チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年8月21日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
錦州チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年3月18日	有限会社	500,000人民元	－	90.1%	貨物船および定期船代理店
泉州チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年9月2日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
汕頭チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年4月18日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
営口チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年1月9日	有限会社	1,000,000人民元	10%	81%	貨物船および定期船代理店
湛江チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年5月23日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店

舟山チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年5月15日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
香港にて設立および営業						
チャイナ・シッピング・コンテナ・ラインズ（香港） コ・リミテッド	2002年7月3日	有限会社	1,000,000香港ドル	100%	－	定期船代理店
英国領バージン諸島にて設立						
チャイナ・シッピング・コンテナ・ラインズ（アジア） コ・リミテッド	2002年10月28日	有限会社	50,000米ドル	100%	－	船舶の販売・購入・リース
インターナショナル・コンピュータ・コ・リミテッド	2003年4月8日	有限会社	50,000米ドル	－	100%	情報技術システムの開発および情報技術サービスの提供
洋山 A シッピング・カンパニー・リミテッド	2003年12月23日	有限会社	50,000米ドル	－	100%	船舶の所有
洋山 B シッピング・カンパニー・リミテッド	2003年12月23日	有限会社	50,000米ドル	－	100%	船舶の所有
キプロス共和国にて設立						
アリサ・ナビゲーション・カンパニー・リミテッド	2002年6月18日	有限会社	1,000キプロス・ポンド	100%	－	船舶の所有

＊ 各社の定款に従い、当社は、これらの会社の全取締役の過半数について指名権を有している。そのため、これらの会社は子会社として処理される。

(b) 関連会社

2003年12月31日現在、当グループは、以下の関連会社の出資持分を直接有している。

名称	設立日	法的形態の種類	事業拠点	登録資本金 2003年度	株式持分 2003年度	主な事業内容
中華人民共和国にて設立						
Shanghai HaiXin YuanCang International Logistics Co., Ltd.	1995年5月18日	有限会社	中華人民共和国	11,600,000米ドル	40%	貨物船および定期船代理店

すべての子会社および関連会社は、非公開会社であるか、香港国外で設立されている場合は、香港において設立された非公開会社と実質的に同じ特徴を有している。

上記の子会社および関連会社の一部の英語の社名については、これらの会社が英文表記で登録されていないため、経営陣により中国語の社名を英語に翻訳されたものである。

30. 後発事象

（i）本組織再編に従い、当社は、2003年10月31日現在の登録資本および剰余金を1株1人民元の株式3,830,000,000株に転換することにより、2004年3月3日付で株式会社に移行した。

（ii） 2004年5月10日付で、当社、チャイナ・シッピング・ロジスティクス・コ・リミテッド、チャイナ・シッピング・エージェンシー・コ・リミテッド、チャイナ・シッピング・インダストリー・コ・リミテッドおよび上海プハイは、当社のメインボードへの株式上場を条件として、当社が上海プハイに資本金500,000,000人民元の追加増資を行うことに同意し、当社以外の会社が上海プハイに資本金50,300,000人民元の追加増資を行うに同意する契約を締結した。増資が完了すれば、当社の上海プハイに対する株式持分は約90%に増加することとなる。

（iii）2003年12月31日以降に、当社の取締役は2003年11月1日から2004年3月2日までの期間における当社の法定利益をチャイナ・シッピング（グループ）カンパニーに分配することを決定した。当社の取締役はこの分配が、約511,964,000人民元になると見積っている。

（iv） 2003年12月31日以降、当グループは、事務所社屋として使用する目的および投資目的で、約106,881,000人民元にのぼる特定の不動産を第三者より取得した。

（v）2004年4月6日に、当グループの子会社2社は、貸付銀行から成るコンソーシアムとの間で、コンテナ船2

隻の建造のために与信枠合計105百万米ドルの長期借入契約を締結した。当該借入金は、関連するコンテナ船およびこれら子会社の株式が担保となっている。当該借入契約に従い、これらコンテナ船の賃貸に係る未収金が貸し手側に譲渡されており、当該未収金は、貸し手側の特別勘定に預託されることが求められている。この会計士報告書の日付現在、当グループは、88.22百万米ドルの借入を実行している。

2004年4月において、当グループの他の子会社もまた、チャイナ・シッピング(グループ)カンパニーにより差し入れられた預託金が担保となっている125百万米ドルの担保付短期借入契約を締結した。2004年4月30日に、当グループは、この担保付短期借入限度枠全額を使用している。当グループは、上場の際生じる正味手取金の一部をこの担保付短期借入金の完済に充てる予定であり、それに伴い、チャイナ・シッピング(グループ)カンパニーにより差し入れられた預託金は解消される。

(中　略)

Ⅲ　貸借対照表日後の財務書類

2003年12月31日より後の期間について、当社または現在当グループを構成している当社により作成されている監査済の財務書類はない。また、2003年12月31日より後の期間について、当社または現在当グループを構成している会社により宣言、実行あるいは支払われている配当金はない。

プライスウォーターハウスクーパース(署名)
公認会計士事務所
香港

The following is the text of a report, prepared for the purpose of incorporation in this Prospectus, received from the reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

4th June, 2004

The Directors
China Shipping Container Lines Co., Ltd.
BNP Paribas Peregrine Capital Limited

Dear Sirs

We set out below our report on the financial information relating to China Shipping Container Lines Co., Ltd. (the "Company"), its subsidiaries and its associated companies (the Company and its subsidiaries are hereinafter collectively referred to as the "Group") for each of the three years ended 31st December, 2001, 2002 and 2003 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 4th June, 2004 (the "Prospectus") in connection with the initial listing of the shares of the Company on the Main Board ("Main Board") of the Stock Exchange of Hong Kong Limited.

The Company was established in the People's Republic of China (the "PRC") on 28th August, 1997 as a company with limited liability under the Company Law of the PRC. On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each. Pursuant to a group reorganisation (the "Reorganisation") as detailed in Section 2 of appendix VIII to the Prospectus, the Company acquired the entire issued share capital of China Shipping Container Lines (Hong Kong) Co., Ltd. and China Shipping Container Lines (Asia) Co., Ltd. from a fellow subsidiary on 15th October, 2003.

As at the date of this report, the Company has direct and indirect interests in the subsidiaries and associated company set out in Note 29 of Section II below.

All companies now comprising the Group and its associated company have adopted 31st December as their financial year end date.

The directors of the Company (the "Directors") have prepared consolidated accounts of the Group for each of the years ended 31st December, 2001, 2002 and 2003 in accordance with Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC which were audited by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, certified public accountants registered in the PRC (the "PRC GAAP Accounts"). For the purpose of this report, we have carried out independent audits on the PRC GAAP Accounts for the Relevant Periods in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants ("HKSA").

The financial information as set out in Sections I to III below (the "Financial Information") has been prepared based on the PRC GAAP Accounts audited by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, after making such adjustments as are appropriate. For the purpose of this report, we have examined the Financial Information and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the reporting accountant" issued by the HKSA. The Directors, at the Relevant Periods, are responsible for preparing the PRC GAAP Accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The Directors are responsible for the Financial Information which gives a true and fair view. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report, and prepared on the basis set out in Note 1(a) of Section II below, gives a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2001, 2002 and 2003 and of the Group's results and cash flows for the Relevant Periods.

I CONSOLIDATED ACCOUNTS

Consolidated Profit and Loss Account

The following is a summary of the consolidated profit and loss account of the Group for the Relevant Periods, after making such adjustments as are appropriate:

		Year ended 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Turnover	2	7,795,445	10,522,234	15,276,163
Operating costs	3	(8,801,292)	(10,528,540)	(13,009,891)
Gross profit/(loss)		(1,005,847)	(6,306)	2,266,272
Administrative and general expenses		(75,477)	(219,731)	(406,864)
Operating profit/(loss)	4	(1,081,324)	(226,037)	1,859,408
Net financing charges	5	(276,000)	(383,333)	(459,447)
Share of profits less losses of associated companies		7,072	4,128	6,957
Profit/(loss) before taxation		(1,350,252)	(605,242)	1,406,918
Taxation	6	12,721	10,196	(9,573)
Profit/(loss) after taxation		(1,337,531)	(595,046)	1,397,345
Minority interests		(885)	(2,041)	(14,473)
Profit/(loss) attributable to shareholders	20	(1,338,416)	(597,087)	1,382,872
Basic earnings/(loss) per share	7	RMB(0.74)	RMB(0.32)	RMB0.46

Consolidated Balance Sheet

The following is a summary of the consolidated balance sheet of the Group as at 31st December 2001, 2002 and 2003, after making such adjustments as are appropriate:

		As at 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Non-current assets				
Fixed assets	10	4,001,666	5,403,216	9,087,847
Deferred tax assets	11	61,991	74,010	87,559
Investments in associated companies	13	60,214	61,778	46,343
Investment securities	14	70,600	70,600	—
Total non-current assets		4,194,471	5,609,604	9,221,749
Current assets				
Bunkers, at cost		117,301	171,448	195,041
Trade and notes receivables	15	1,465,866	2,075,218	2,360,967
Prepayments and other receivables		42,243	283,736	221,889
Bank balances and cash	16	371,553	515,271	1,484,464
Restricted bank balances	16	—	83,000	—
Total current assets		1,996,963	3,128,673	4,262,361
Current liabilities				
Trade and notes payables	17	1,020,836	1,218,479	1,484,173
Accruals and other payables		120,131	142,849	390,079
Amount due to ultimate holding company	28	1,260,633	2,016,849	77,459
Short-term bank loans	18	1,315,080	1,588,580	1,389,720
Long-term bank loans — current portion	21	145,000	26,000	387,515
Finance lease obligations — current portion	22	178,028	238,153	334,232
Total current liabilities		4,039,708	5,230,910	4,063,178
Net current assets/(liabilities)		(2,042,745)	(2,102,237)	199,183
Total assets less current liabilities		2,151,726	3,507,367	9,420,932

Consolidated Balance Sheet ***(Continued)***

	Note	2001	2002	2003
		As at 31st December,		
		RMB'000	RMB'000	RMB'000
Representing:				
Shareholders' equity				
Capital	19	1,801,050	2,801,050	3,801,050
Reserves	20	(2,007,513)	(2,601,562)	(174,361)
Total shareholders' equity		(206,463)	199,488	3,626,689
Minority interests		5,617	14,294	41,543
Non-current liabilities				
Long-term bank loans	21	1,160,340	2,019,814	4,232,772
Finance lease obligations	22	1,192,232	1,273,771	1,519,928
Total non-current liabilities		2,352,572	3,293,585	5,752,700
		2,151,726	3,507,367	9,420,932

Balance Sheet

The following is a summary of the balance sheet of the Company as at 31st December 2001, 2002 and 2003, after making such adjustments as are appropriate:

		As at 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Non-current assets				
Fixed assets	10	3,980,759	5,348,892	8,272,362
Deferred tax assets	11	61,991	74,010	87,559
Investments in subsidiaries	12	5,900	42,500	121,586
Investments in associated companies	13	49,492	44,608	29,214
Investment securities	14	70,600	70,600	—
Total non-current assets		4,168,742	5,580,610	8,510,721
Current assets				
Bunkers, at cost		114,738	161,328	188,912
Trade and notes receivables	15	1,425,150	2,042,846	2,626,823
Prepayments and other receivables		31,785	293,251	91,484
Bank balances and cash	16	365,045	491,960	1,151,910
Restricted bank balances	16	—	83,000	—
Total current assets		1,936,718	3,072,385	4,059,129
Current liabilities				
Trade and notes payables	17	982,723	1,182,809	1,622,205
Accruals and other payables		105,857	132,106	183,099
Amount due to ultimate holding company		1,243,102	2,013,640	—
Short-term bank loans	18	1,315,080	1,588,580	1,389,720
Long-term bank loans — current portion	21	145,000	26,000	387,515
Finance lease obligations — current portion	22	178,028	238,153	334,232
Total current liabilities		3,969,790	5,181,288	3,916,771
Net current assets/(liabilities)		(2,033,072)	(2,108,903)	142,358
Total assets less current liabilities		2,135,670	3,471,707	8,653,079

Balance Sheet ***(Continued)***

	Note	As at 31st December, 2001	2002	2003
		RMB'000	*RMB'000*	*RMB'000*
Representing:				
Shareholders' equity				
Share capital	19	1,801,050	2,801,050	3,801,050
Reserves	20	(2,017,952)	(2,622,928)	(477,558)
Total shareholders' equity		(216,902)	178,122	3,323,492
Non-current liabilities				
Long-term bank loans	21	1,160,340	2,019,814	3,809,659
Finance lease obligations	22	1,192,232	1,273,771	1,519,928
Total non-current liabilities		2,352,572	3,293,585	5,329,587
		2,135,670	3,471,707	8,653,079

Consolidated Statement of Changes in Equity

The following is a summary of the consolidated statement of changes in equity of the Group for the Relevant Periods, after making such adjustments as are appropriate:

		Year ended 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Total equity at beginning of the year		1,131,953	(206,463)	199,488
Capital injection	19	—	1,000,000	1,000,000
Profit/(loss) for the year		(1,338,416)	(597,087)	1,382,872
Dividend waived by a minority shareholder of a subsidiary	20(i)	—	3,038	212
Conversion of liability into capital surplus	20(iii)	—	—	1,048,636
Share issuance costs		—	—	(4,519)
Total equity as at end of the year		(206,463)	199,488	3,626,689

Consolidated Cash Flow Statement

The following is a summary of the consolidated cash flow statement of the Group for the Relevant Periods, after making such adjustments as are appropriate:

	Note	Year ended 31st December, 2001 *RMB'000*	2002 *RMB'000*	2003 *RMB'000*
Operating activities				
Cash (used in)/generated from operations	23(a)	(379,128)	(439,258)	2,721,020
PRC enterprise income tax paid		—	(423)	(5,112)
Net cash (used in)/generated from operating activities		(379,128)	(439,681)	2,715,908
Investing activities				
Acquisition of fixed assets		(525,006)	(1,424,976)	(3,490,328)
Proceeds from disposal of fixed assets		34	9	3,685
Net cash outflow from acquisition of a subsidiary	23(b)	(4,334)	—	—
Proceeds from disposal of investments in associated companies and investment securities		4,500	—	86,524
Investments in associated companies		(50,000)	—	—
Dividends received from associated companies		3,038	4,884	4,107
Interest received		21,186	5,353	6,319
Net cash used in investing activities		(550,582)	(1,414,730)	(3,389,693)

Consolidated Cash Flow Statement (Continued)

	Note	2001	2002	2003
		Year ended 31st December,		
		RMB'000	*RMB'000*	*RMB'000*
Financing activities				
Interest paid		(143,116)	(242,412)	(316,872)
Increase in capital		—	1,000,000	1,000,000
Addition of short-term and long-term bank loans		2,472,540	2,951,054	4,083,193
Repayment of short-term and long-term bank loans		(1,549,500)	(1,937,080)	(1,707,580)
Increase in amount due to ultimate holding company		465,000	655,000	74,534
Repayment of loan from ultimate holding company		—	—	(965,000)
Dividend paid to minority shareholders		—	—	(1,414)
Capital injection by minority shareholders		—	3,598	14,190
Capital element of finance lease payments		(129,356)	(195,276)	(279,306)
Interest element of finance lease payments		(220,779)	(236,755)	(258,767)
Net cash generated from financing activities	23(d)	894,789	1,998,129	1,642,978
Net (decrease)/increase in cash and cash equivalents		(34,921)	143,718	969,193
Cash and cash equivalents at beginning of the year		406,474	371,553	515,271
Cash and cash equivalents at end of the year		371,553	515,271	1,484,464
Analysis of balances of cash and cash equivalents				
Bank balances and cash		371,553	515,271	1,484,464

II NOTES TO THE CONSOLIDATED ACCOUNTS

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) **Basis of preparation**

The Company was established in the PRC on 28th August, 1997 as a company with limited liability under the Company Law of the PRC. On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each.

Pursuant to the Reorganisation, the Company acquired the entire issued share capital of China Shipping Container Lines (Hong Kong) Co., Ltd. ("CS (Hong Kong)") and China Shipping Container Lines (Asia) Co., Ltd. ("CS Asia") from a fellow subsidiary on 15th October, 2003. The Reorganisation is accounted for using merger accounting as permitted by Hong Kong Statement of Standard Accounting Practice 27 "Accounting for group reconstructions" issued by the HKSA.

The consolidated accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKSA. They have been prepared under the historical cost convention.

(b) **Group accounting**

(i) *Consolidation*

The Reorganisation referred to in Note 1(a) above has been accounted for using merger accounting by regarding the Company as being the holding company of CS (Hong Kong) and CS Asia since their respective dates of incorporation.

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Apart from the Reorganisation referred to in Note 1(a) above, the results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(ii) *Subsidiaries*

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(iii) *Associated companies*

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(iv) *Translation of foreign currencies*

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries expressed in foreign currencies is translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(c) **Fixed assets**

(i) *Vessels under construction*

Vessels under construction are stated at cost less accumulated impairment losses. Capitalisation of vessel construction cost is based on actual cost incurred during the year. No depreciation is provided for vessels under construction.

(ii) *Other fixed assets*

Other fixed assets are stated at cost less accumulated depreciation and impairment losses.

Other fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives to their respective residual values estimated by the Directors on a straight line basis. The estimated useful lives of other fixed assets are summarised as follows:

	Estimated useful lives
Container vessels	25 years from the date of first registration
Containers	8 to 10 years
Improvements on vessels under operating leases*	5 years or the period of the lease, whichever is the shorter
Computer and office equipment	5 to 8 years
Motor vehicles	6 years

* represent improvements on vessels operated by the Group under operating leases

Costs incurred in restoring fixed assets to their normal working condition to allow continued use of the overall assets are charged to the consolidated profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(iii) *Impairment and gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the consolidated profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

(iv) *Capitalisation of fixed assets*

All direct costs relating to the construction of container vessels, including finance costs on related borrowed funds during the construction period, are capitalised as fixed assets.

(d) **Assets under leases**

Where the Group is a lessee

(i) *Finance leases*

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the consolidated profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) *Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the consolidated profit and loss account on a straight line basis over the lease periods.

Where the Group is a lessor

(i) *Operating leases*

Assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income, net of any incentives given to lessees, is recognised on a straight-line basis over the lease terms.

(e) **Investment securities**

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investments is reduced to its fair value. The impairment loss is recognised as an expense in the consolidated profit and loss account. This impairment loss is written back to consolidated profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for foreseeable future.

The gain or loss on disposal of investment securities is the difference between the net sales proceeds and the carrying amount of the other investments, and is recognised in the consolidated profit and loss account.

(f) **Vessel repairs and surveys**

Dry-docking and special survey costs for vessels are charged to the consolidated profit and loss account as incurred.

(g) **Bunkers**

Bunkers represents fuels and are stated at the lower of the cost and net realisable value. Cost is calculated on the weighted average basis.

(h) **Trade receivables**

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(i) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(j) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(k) **Employee benefits**

(i) *Employee leave entitlements*

Employee entitlements to annual leave are recognised when they accrue to employees. Provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) *Pension obligations*

The full-time employees of the Group employed in Mainland China are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans based on percentages of the total salary of employees (or on other basis), subject to a certain ceiling, and are paid to the labor and social welfare authorities. The Group's liability in respect of these funds is limited to the contributions payable in each year/period. Contributions to the plans are expensed as incurred.

The Group also operates a defined contribution Mandatory Provident Fund ("MPF") scheme for its employees employed in Hong Kong. The Group and the employees both contributes 5% of the employees' relevant income per month as required by the Hong Kong MPF Scheme Ordinance subject to a maximum of HK$1,000 per person.

The Group's contributions to the above defined contribution schemes are fully vested upon contribution and are expensed as incurred.

(iii) *Housing benefits*

All full-time employees of the Group employed in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis. Contributions to the funds are expensed as incurred.

(l) **Deferred taxation**

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) **Revenue recognition**

The Group recognises revenues on the following bases:

(i) *Liner services*

Freight revenues from the operation of the international and domestic containerised transportation business are recognised on a percentage of completion basis, which is determined on the time proportion method of each individual vessel voyage.

(ii) *Chartering*

Income from chartering of vessels under operating leases is recognised over the periods of the respective leases on a straight-line basis.

(iii) *Interest income*

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(n) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

(o) **Contingent liabilities**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the consolidated accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(p) **Segment reporting**

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

2 TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed and business tax, where applicable.

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Turnover			
Liner	7,648,024	10,386,580	15,041,903
Chartering	147,421	135,654	234,260
	7,795,445	10,522,234	15,276,163

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Primary reporting format — business segments

The Group's business is organised into two main business segments: liner and chartering. The Group's business is dominated by provision of liner service. The chartering business is of insufficient size to be reported separately.

Secondary reporting format — geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes America, Europe/Mediterranean, Australia, East and Southeast Asia, China domestic and others.

The Directors consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under Hong Kong Statement of Standard Accounting Practice 26 "Segment reporting". Accordingly, geographical segment information is only presented for turnover:

	Turnover Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
America	2,741,836	5,290,482	6,800,792
Europe/Mediterranean	1,911,419	1,688,540	4,725,920
Australia	389,613	418,809	711,918
East and Southeast Asia	1,394,231	1,438,371	1,230,883
China domestic	793,990	878,868	960,559
Others	564,356	807,164	846,091
Total	7,795,445	10,522,234	15,276,163

3 **OPERATING COSTS**

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Operating costs			
Container and cargo	4,166,790	4,871,828	5,983,549
Vessel and voyage	3,674,295	4,023,216	4,918,913
Sub-route and others	960,207	1,633,496	2,107,429
	8,801,292	10,528,540	13,009,891

4 OPERATING PROFIT/(LOSS)

Operating profit/(loss) is stated after charging the following:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Charging:			
Auditors' remunerations	130	190	190
Cost of bunkers consumed	1,250,926	1,438,220	2,042,228
Depreciation:			
— Owned container vessels chartered-out under operating leases	13,357	8,670	10,219
— Other owned assets	146,669	146,371	223,041
— Containers under finance leases	173,752	231,695	304,674
	333,778	386,736	537,934
Impairment losses of container vessels *(Note 10(e))*	—	59,279	—
Loss on disposal of fixed assets	219	8,660	895
Loss on disposal of investments in associated companies	—	—	1,663
Operating lease rental:			
— Container vessels	1,796,902	1,923,041	2,106,330
— Containers	422,402	390,818	406,588
— Buildings	6,898	7,183	19,394
	2,226,202	2,321,042	2,532,312
Provision for doubtful receivables	3,307	55,776	68,811
Staff costs, including directors' and supervisors' emoluments *(Note 8)*	176,296	187,820	358,794

5 **NET FINANCING CHARGES**

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Interest expenses:			
— *bank loans*	118,901	154,290	236,735
— amount due to ultimate holding company wholly repayable within five years	24,215	88,122	80,137
— finance lease obligations *(Note 28(b))*	220,779	236,755	258,767
Total interest expense	363,895	479,167	575,639
Less: amount capitalised in vessels under construction	(64,876)	(94,318)	(124,722)
	299,019	384,849	450,917
Interest income	(21,186)	(5,353)	(6,319)
Bank charge	1,619	1,984	5,013
Foreign exchange loss/(gain)	(3,452)	1,853	9,836
	276,000	383,333	459,447

The capitalisation rates applied to funds borrowed generally and utilised for the vessels under construction are 5.87%, 5.21% and 4.95% for the years ended 31st December, 2001, 2002 and 2003 respectively.

6 **TAXATION**

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Current income tax			
— PRC enterprise income tax *(note (ii))*	(415)	(69)	(17,617)
— Hong Kong profits tax *(note (i))*	—	—	(3,144)
Deferred tax *(Note 11)*	14,651	12,019	13,549
Share of taxation attributable to associated companies	(1,515)	(1,754)	(2,361)
	12,721	10,196	(9,573)

(i) **Hong Kong profits tax**

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profits for the year ended 31st December, 2003. There was no estimated assessable profits derived by the Group in Hong Kong during the two years ended 31st December, 2002 and 2001.

(ii) **PRC enterprise income tax ("EIT")**

Pursuant to notifications issued by the State Tax Bureau 國家稅務總局 on 15th August, 2001, 17th October, 2002 and 17th July, 2003 respectively, China Shipping (Group) Company, the ultimate holding company of the Company, and its approved subsidiaries established in the PRC were assessed for EIT on a consolidation basis and each of them is not assessed individually for the Relevant Periods (the Company and its approved subsidiaries included herein are collectively referred to as the "Tax Entities").

During the Relevant Periods, China Shipping (Group) Company, recorded consolidated taxable losses and was not subject to EIT. China Shipping (Group) Company did not allocate any EIT to the Tax Entities. Accordingly, there was neither EIT payable nor unutilised taxable losses retained by any of the Tax Entities as at 31st December, 2003. On 10th March, 2004, China Shipping (Group) Company issued a guarantee to the Company to indemnify the Tax Entities from any EIT chargeable by the State Tax Bureau for the Relevant Periods.

The EIT charged to the consolidated profit and loss account for the Relevant Periods represented EIT at a rate of 33% (2002: 33%; 2001: 33%) on the estimated taxable income of the remaining subsidiaries established in the PRC which were subject to individual EIT filing.

(iii) The taxation on the Group's profit/(loss) before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Profit/(loss) before taxation	(1,350,252)	(605,242)	1,406,918
Calculated at a taxation rate of 33%	445,583	199,730	(464,283)
Effect of profit/(loss) not taxed/utilised under consolidated tax filing *(note (ii))*	(432,043)	(188,581)	452,654
Effect of different tax rate in subsidiaries	—	—	1,572
Effect of different tax rate in associated companies	(819)	(953)	484
Taxation credit/(charge)	12,721	10,196	(9,573)

(iv) **Other taxes**

Value-added tax ("VAT")

The Company's subsidiaries in the PRC are subject to VAT, which is charged on top of the selling price at a general rate of 17%. An input credit is available whereby input VAT previously paid on purchases of raw materials or semi-finished products can be used to offset the output VAT on sales to determine the net VAT payable.

Business tax

Revenue derived from liner services provided by the Company and its subsidiaries in the PRC is subject to business tax at rates ranging from 3% to 5% during the Relevant Periods.

7 EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated based on the Group's profit/(loss) attributable to shareholders for the Relevant Periods and the weighted average number of 1,801,050,000, 1,839,406,164 and 3,023,754,247 shares in issue for each of the years ended 31st December, 2001, 2002 and 2003 respectively. In determining the weighted average number of shares in issue during the Relevant Periods, the conversion of registered capital and reserves of RMB3,830,000,000 into share capital on 3rd March, 2004 was deemed to have occurred at the beginning of the earliest period presented.

Diluted earnings per share has not been presented as the Company has no dilutive potential ordinary shares during the Relevant Periods.

8 STAFF COSTS

An analysis of staff costs, including directors' and supervisors' emoluments, is set out below:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Hiring of crews *(Note 28(b))* and staff salaries	142,789	152,050	288,570
Social welfare benefits	30,782	31,743	59,711
Pension cost	2,725	4,027	10,513
	176,296	187,820	358,794

9 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) **Directors' and supervisors' emoluments**

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Directors			
— Basic salaries and allowances	85	281	443
— Pension and other welfare	26	51	77
Supervisors			
— Basic salaries and allowances	85	281	797
— Pension and other welfare	26	51	145
	222	664	1,462

No directors or supervisors of the Company waived any emoluments during the Relevant Periods. No discretionary bonus were paid to any of the directors or supervisors of the Company during the Relevant Periods.

The emoluments of the directors and supervisors of the Company fall within the following bands:

	Number of directors/supervisors Year ended 31st December,		
	2001	2002	2003
Directors			
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	1	1	1
Supervisors			
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	1	1	2
	2	2	3

The remaining nine directors (2002: nine; 2001: nine) and four supervisors (2002: five; 2001: five) of the Company did not receive any emoluments from the Company or any of its subsidiaries during the Relevant Periods.

(b) **Five highest paid individuals**

The five individuals whose emoluments were the highest in the Group during the Relevant Periods are as follows:

	Number of individuals Year ended 31st December,		
	2001	2002	2003
Director	1	1	1
Supervisors	1	1	2
Employees	3	3	2
	5	5	5

The details of emoluments paid to the five highest paid individuals who were directors/supervisors of the Company during the Relevant Periods have been included in Note 9(a) above. Details of emoluments paid to the remaining two highest paid non-directors/supervisors individuals (2002: three; 2001: three) are as follows:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Basic salaries and allowances	296	702	753
Pension and others welfares	67	145	140
	363	847	893

The emoluments of the above two (2002: three; 2001: three) individuals fell within the following bands:

	Number of individuals Year ended 31st December,		
	2001	2002	2003
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	3	3	2

(c) During the Relevant Periods, no emoluments were paid by the companies now comprising the Group to any of the Directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

10 FIXED ASSETS

	The Group						
	Container vessels	Vessels under construction	Improvements on vessels under operating leases	Containers	Motor vehicles	Computer and office equipment	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost							
At 1st January, 2001	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
Acquisition of subsidiaries	21,360	—	274	—	216	432	22,282
Additions	55	532,019	285	412,742	1,733	55,790	1,002,624
Disposals	—	—	—	—	—	(661)	(661)
At 31st December, 2001	1,540,108	1,330,371	362,146	1,726,269	3,491	79,897	5,042,282
Transfers	65,771	(65,771)	—	—	—	—	—
Additions	2,115	1,501,991	3,000	336,938	754	11,436	1,856,234
Disposals	—	—	(15,124)	—	—	(289)	(15,413)
At 31st December, 2002	1,607,994	2,766,591	350,022	2,063,207	4,245	91,044	6,883,103
Transfers	3,836,861	(3,836,861)	—	—	—	—	—
Acquisition from fellow subsidiaries	—	—	—	—	16,476	22,721	39,197
Additions	23,154	3,500,261	15,505	622,814	12,070	37,732	4,211,536
Disposals	—	—	(24,752)	(21,675)	(837)	(5,601)	(52,865)
At 31st December, 2003	5,468,009	2,429,991	340,775	2,664,346	31,954	145,896	11,080,971
Accumulated depreciation and impairment losses							
At 1st January, 2001	244,575	—	79,018	381,091	536	1,526	706,746
Acquisition of subsidiaries	470	—	—	—	13	17	500
Charge for the year	88,513	—	62,219	176,352	435	6,259	333,778
Disposals	—	—	—	—	—	(408)	(408)
At 31st December, 2001	333,558	—	141,237	557,443	984	7,394	1,040,616
Charge for the year	91,930	—	51,156	232,935	538	10,177	386,736
Disposals	—	—	(6,560)	—	—	(184)	(6,744)
Impairment	59,279	—	—	—	—	—	59,279
At 31st December, 2002	484,767	—	185,833	790,378	1,522	17,387	1,479,887
Acquisition from fellow subsidiaries	—	—	—	—	6,861	7,280	14,141
Charge for the year	162,964	—	50,258	304,815	3,644	16,253	537,934
Disposals	—	—	(15,305)	(20,808)	(379)	(2,346)	(38,838)
At 31st December, 2003	647,731	—	220,786	1,074,385	11,648	38,574	1,993,124
Net book value							
At 31st December, 2001	1,206,550	1,330,371	220,909	1,168,826	2,507	72,503	4,001,666
At 31st December, 2002	1,123,227	2,766,591	164,189	1,272,829	2,723	73,657	5,403,216
At 31st December, 2003	4,820,278	2,429,991	119,989	1,589,961	20,306	107,322	9,087,847

The Company

	Container vessels	Vessels under construction	Improvements on vessels under operating leases	Containers	Motor vehicles	Computer and office equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
At 1st January, 2001	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
Additions	55	532,019	—	412,742	1,733	55,579	1,002,128
Disposals	—	—	—	—	—	(624)	(624)
At 31 st December, 2001	1,518,748	1,330,371	361,587	1,726,269	3,275	79,291	5,019,541
Transfers	65,771	(65,771)	—	—	—	—	—
Additions	1,772	1,501,991	1,402	336,938	241	10,781	1,853,125
Disposals	(47,101)	—	(15,124)	—	—	(289)	(62,514)
At 31st December, 2002	1,539,190	2,766,591	347,865	2,063,207	3,516	89,783	6,810,152
Transfers	3,836,861	(3,836,861)	—	—	—	—	—
Additions	3,282	2,805,208	—	621,543	1,271	22,306	3,453,610
Disposals	—	—	(24,752)	(21,675)	(5)	(281)	(46,713)
At 31st December, 2003	5,379,333	1,734,938	323,113	2,663,075	4,782	111,808	10,217,049
Accumulated depreciation and impairment losses							
At 1st January, 2001	244,575	—	79,018	381,091	536	1,526	706,746
Charge for the year	87,274	—	62,219	176,352	403	6,193	332,441
Disposals	—	—	—	—	—	(405)	(405)
At 31st December, 2001	331,849	—	141,237	557,443	939	7,314	1,038,782
Charge for the year	89,367	—	51,156	232,935	472	10,011	383,941
Disposals	(13,998)	—	(6,560)	—	—	(184)	(20,742)
Impairment	59,279	—	—	—	—	—	59,279
At 31st December, 2002	466,497	—	185,833	790,378	1,411	17,141	1,461,260
Charge for the year	157,237	—	47,316	304,675	558	10,016	519,802
Disposals	—	—	(15,305)	(20,808)	(5)	(257)	(36,375)
At 31st December, 2003	623,734	—	217,844	1,074,245	1,964	26,900	1,944,687
Net book value							
At 31st December, 2001	1,186,899	1,330,371	220,350	1,168,826	2,336	71,977	3,980,759
At 31st December, 2002	1,072,693	2,766,591	162,032	1,272,829	2,105	72,642	5,348,892
At 31st December, 2003	4,755,599	1,734,938	105,269	1,588,830	2,818	84,908	8,272,362

(a) As at 31st December, 2003, the net book value of containers held under finance lease by the Group and the Company amounted to approximately RMB1,588,830,000 (2002: RMB1,271,962,000; 2001: RMB1,166,719,000).

(b) As at 31st December, 2003, the net book value of container vessels and vessels under construction of the Group and the Company pledged as securities for the long-term bank loans amounted to approximately RMB3,109,502,000 (2002: RMB2,086,854,000); 2001: RMB670,711,000) (Note 21).

(c) As at 31st December, 2003, the aggregate cost, accumulated depreciation and accumulated impairment losses of the leased assets, where the Group and the Company is the lessor, comprised vessels under chartering arrangements, amounted to RMB21,254,000 (2002: RMB162,463,000; 2001: RMB162,463,000), RMB9,807,000 (2002: RMB56,645,000; 2001: RMB47,890,000) and Nil (2002: RMB8,476,000; 2001: Nil) respectively.

(d) As at 31st December, 2003, the accumulated capitalised borrowing costs of the Group and the Company amounted to approximately RMB73,460,000 (2002: RMB164,291,000; 2001: RMB69,973,000) included in the carrying amounts of vessels under construction.

(e) As at 31st December, 2003, the accumulated impairment losses of the container vessels of the Group and the Company amounted to RMB59,279,000 (2002: RMB59,279,000; 2001: Nil). The impairment loss is included in the administrative and general expenses of the consolidated profit and loss account.

(f) During the year ended 31st December, 2003, the Group acquired fixed assets of RMB25,056,000 (2002: Nil; 2001: Nil) from certain fellow subsidiaries at their carrying value.

11 DEFERRED TAX ASSETS

Movements of deferred tax assets for the Group and the Company:

	The Group and the Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	47,340	61,991	74,010
Temporary differences arising from interest element of finance lease obligations	14,651	12,019	13,549
At end of the year	61,991	74,010	87,559

Deferred tax assets as at the 31st December, 2001, 2002 and 2003 represent deferred tax assets to be recovered after more than twelve months.

12 INVESTMENTS IN SUBSIDIARIES

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	5,900	42,500	121,586

A list of subsidiaries as at 31st December, 2003 is set out in Note 29(a).

13 INVESTMENTS IN ASSOCIATED COMPANIES

	The Group As at 31st December, 2001 RMB'000	2002 RMB'000	2003 RMB'000
Share of net assets	60,214	61,778	46,343

	The Company As at 31st December, 2001 RMB'000	2002 RMB'000	2003 RMB'000
Unlisted investments, at cost	49,492	44,608	29,214

Unlisted investments represented equity interests in the associated companies. On 20th October, 2003, the Company entered into agreements to dispose certain of its equity interests in associated companies to its ultimate holding company, China Shipping (Group) Company, at RMB15,924,000 resulting in losses totalling RMB1,663,000. Details of the remaining associated company as at 31st December, 2003 is set out in Note 29(b).

14 INVESTMENT SECURITIES

	The Group and the company As at 31st December, 2001 RMB'000	2002 RMB'000	2003 RMB'000
Unlisted investments, at cost	70,600	70,600	—

Unlisted investments represented equity interests in certain related companies. On 20th October, 2003, the Company entered into agreements to dispose all of these equity interests to its ultimate holding company, China Shipping (Group) Company, at their aggregate carrying value of RMB70,600,000.

15 TRADE AND NOTES RECEIVABLES

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade receivables			
— Fellow subsidiaries	1,053,909	1,418,004	1,164,643
— Others	407,553	654,633	1,136,919
	1,461,462	2,072,637	2,301,562
Notes receivables	4,404	2,581	59,405
	1,465,866	2,075,218	2,360,967

The aging analysis of trade and notes receivables is as follows:

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	1,389,773	1,423,384	2,133,924
4 to 6 months	66,585	608,351	298,628
7 to 9 months	49,761	51,198	43,045
10 to 12 months	2,651	80,775	12,613
1 to 2 years	333	10,523	1,228
	1,509,103	2,174,231	2,489,438
Less: provision for doubtful receivables	(43,237)	(99,013)	(128,471)
	1,465,866	2,075,218	2,360,967

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade receivables			
— Subsidiaries	1,639	11,866	1,016,755
— Fellow subsidiaries	1,053,909	1,418,004	1,164,643
— Others	365,198	610,595	416,329
	1,420,746	2,040,465	2,597,727
Notes receivables	4,404	2,381	29,096
	1,425,150	2,042,846	2,626,823

The aging analysis of trade and notes receivables is as follows:

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	1,347,131	1,389,453	2,395,613
4 to 6 months	66,585	608,351	298,628
7 to 9 months	49,761	51,198	43,045
10 to 12 months	2,651	80,775	12,613
1 to 2 years	333	10,523	1,228
	1,466,461	2,140,300	2,751,127
Less: provision for doubtful receivables	(41,311)	(97,454)	(124,304)
	1,425,150	2,042,846	2,626,823

Credit policy

Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

16 BANK BALANCES AND CASH

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Cash and bank deposits denominated in:			
— Renminbi	144,571	305,728	440,041
— United States dollars	226,963	292,516	998,099
— Others	19	27	46,324
	371,553	598,271	1,484,464
Less: Restricted bank balances denominated in Renminbi	—	(83,000)	—
	371,553	515,271	1,484,464

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Cash and bank deposits denominated in:			
— Renminbi	138,063	286,039	203,365
— United States dollars	226,963	288,894	908,880
— Others	19	27	39,665
	365,045	574,960	1,151,910
Less: Restricted bank balances denominated in Renminbi	—	(83,000)	—
	365,045	491,960	1,151,910

Restricted bank balances are pledged as securities for short-term bank loans (Note 18). These pledged bank balances were placed in a bank account with the lending bank, bore interest at 1.88% per annum and was released upon full settlement of the short-term bank loans on 19th June, 2003.

17 TRADE AND NOTES PAYABLES

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade payables			
— Fellow subsidiaries	427,856	310,804	200,591
— Others	592,980	422,477	766,964
	1,020,836	733,281	967,555
Notes payables	—	485,198	516,618
	1,020,836	1,218,479	1,484,173

The aging analysis of trade and notes payables is as follows:

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	831,860	995,548	1,225,794
4 to 6 months	177,337	205,475	221,933
7 to 9 months	11,339	12,106	20,727
10 to 12 months	—	4,476	15,554
1 to 2 years	300	874	165
	1,020,836	1,218,479	1,484,173

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade payables			
— Subsidiaries	4,787	19,663	529,837
— Fellow subsidiaries	427,856	310,804	169,668
— Others	550,080	367,144	391,082
	982,723	697,611	1,090,587
Notes payables	—	485,198	531,618
	982,723	1,182,809	1,622,205

The aging analysis of trade and notes payables is as follows:

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	793,747	959,878	1,363,826
4 to 6 months	177,337	205,475	221,933
7 to 9 months	11,339	12,106	20,727
10 to 12 months	—	4,476	15,554
1 to 2 years	300	874	165
	982,723	1,182,809	1,622,205

18 SHORT-TERM BANK LOANS

	The Group and the Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Secured *(note (i))*	—	82,800	—
Unsecured *(note (ii))*	1,315,080	1,505,780	1,389,720
	1,315,080	1,588,580	1,389,720

(i) As at 31st December, 2002, these short-term bank loans were secured by restricted bank deposits amounting to RMB83,000,000 (Note 16).

(ii) As at 31st December, 2001, 2002 and 2003, these unsecured short-term bank loans were guaranteed by China Shipping (Group) Company, the Company's ultimate holding company. The Company has obtained consents from respective banks to replace these guarantees provided by the Company upon listing of the Company's shares on the Main Board.

19 CAPITAL

	As at 31st December, 2001	2002	2003
	RMB'000	RMB'000	RMB'000
At beginning of the year	1,801,050	1,801,050	2,801,050
Capital injection	—	1,000,000	1,000,000
At end of the year	1,801,050	2,801,050	3,801,050

As at 18th December, 2002 and 14th October, 2003, China Shipping (Group) Company injected capital of RMB1,000,000,000 and RMB1,000,000,000 respectively. These increases in capital had been verified by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, certified public accountants registered in the PRC, and approved by Shanghai Administration Bureau for Industry and Commerce.

20 RESERVES

The Group

	Capital surplus	Statutory surplus reserve *(note (iv))*	Statutory public welfare fund *(note (v))*	Share issuance costs	Accumulated losses	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As at 1st January, 2001	—	—	—	—	(669,097)	(669,097)
Loss for the year	—	—	—	—	(1,338,416)	(1,338,416)
Profit appropriation	—	245	169	—	(414)	—
As at 31st December, 2001	—	245	169	—	(2,007,927)	(2,007,513)
Dividend waived by a minority shareholder of a subsidiary *(note (i))*	3,038	—	—	—	—	3,038
Loss for the year	—	—	—	—	(597,087)	(597,087)
Profit appropriation	—	121	121	—	(242)	—
As at 31st December, 2002	3,038	366	290	—	(2,605,256)	(2,601,562)
Dividend waived by a minority shareholder of a subsidiary *(note (ii))*	212	—	—	—	—	212
Share issuance costs	—	—	—	(4,519)	—	(4,519)
Conversion of liability into capital surplus *(note (iii))*	1,048,636	—	—	—	—	1,048,636
Profit for the year	—	—	—	—	1,382,872	1,382,872
Profit appropriation	—	9,729	9,729	—	(19,458)	—
As at 31st December, 2003	1,051,886	10,095	10,019	(4,519)	(1,241,842)	(174,361)

	The Company			
	Capital surplus	Share issuance costs	Accumulated losses	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As at 1st January, 2001	—	—	(674,262)	(674,262)
Loss for the year	—	—	(1,343,690)	(1,343,690)
As at 31st December, 2001	—	—	(2,017,952)	(2,017,952)
Loss for the year	—	—	(604,976)	(604,976)
As at 31st December, 2002	—	—	(2,622,928)	(2,622,928)
Share issuance cost	—	(4,519)	—	(4,519)
Conversion of liability into capital surplus *(note (iii))*	1,048,636	—	—	1,048,636
Profit for the year	—	—	1,101,253	1,101,253
As at 31st December, 2003	1,048,636	(4,519)	(1,521,675)	(477,558)

(i) During the year ended 31st December, 2002, China Shipping (Group) Company, being the ultimate holding company of the Company and the 50% shareholder of Shanghai Puhai Shipping Co., Ltd. ("Shanghai Puhai") (Note 29(a)), waived its right in the dividend declared by Shanghai Puhai of RMB3,038,000. Accordingly, the corresponding amount waived was transferred to capital surplus.

(ii) During the year ended 31st December, 2003, China Shipping Agency Co., Ltd., being the 10% minority shareholder of China Shipping Container Lines (Haikou) Co., Ltd. ("CS (Haikou)") (Note 29(a)), waived its right in the dividend declared by CS (Haikou) of RMB212,000. Accordingly, the corresponding amount waived was transferred to capital surplus.

(iii) On 30th October, 2003, the Company capitalised an amount of RMB1,048,636,000 due to China Shipping (Group) Company, the Company's ultimate holding company, as capital surplus.

(iv) In accordance with the PRC regulations and the Articles of Association of the companies within the Group, before distributing the net profit of each year, each of the companies registered in the PRC is required to set aside 10% of its statutory net profit for the year after offsetting any prior year's losses as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of each company's share capital, any further appropriation is optional. The statutory surplus reserve fund can be utilised to offset prior years' losses or to issue bonus shares. However, such statutory surplus reserve fund must be maintained at a minimum of 25% of the entity's share capital after such issuance.

(v) Companies registered in the PRC within the Group are required to set aside 5% to 10% of their statutory net profit for the year as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory public welfare fund. The statutory public welfare fund is to be utilised to build or acquire capital items, for the entity's employees and cannot be used to pay off staff welfare expenses. Titles to these capital items remain with the entity.

21 **LONG-TERM BANK LOANS**

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Secured			
— wholly repayable within five years	181,000	36,000	—
— not wholly repayable within five years	1,124,340	2,009,814	4,197,174
	1,305,340	2,045,814	4,197,174
Unsecured			
— wholly repayable within five years	—	—	—
— not wholly repayable within five years	—	—	423,113
	—	—	423,113
	1,305,340	2,045,814	4,620,287
Less: amount repayable within one year included in current liabilities	(145,000)	(26,000)	(387,515)
	1,160,340	2,019,814	4,232,772

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Long-term bank loans			
Within one year	145,000	26,000	387,515
After one year but within two years	26,000	397,515	481,462
After two years but within five years	1,000,000	1,248,818	1,626,467
After five years	134,340	373,481	2,124,843
	1,305,340	2,045,814	4,620,287

	2001	2002	2003
	The Company As at 31st December,		
	RMB'000	*RMB'000*	*RMB'000*
Secured			
— wholly repayable within five years	181,000	36,000	—
— not wholly repayable within five years	1,124,340	2,009,814	4,197,174
	1,305,340	2,045,814	4,197,174
Less: amount repayable within one year included in current liabilities	(145,000)	(26,000)	(387,515)
	1,160,340	2,019,814	3,809,659

	2001	2002	2003
	The Company As at 31st December,		
	RMB'000	*RMB'000*	*RMB'000*
The bank loans are repayable as follows:			
Within one year	145,000	26,000	387,515
After one year but within two years	26,000	397,515	445,030
After two years but within five years	1,000,000	1,248,818	1,517,170
After five years	134,340	373,481	1,847,459
	1,305,340	2,045,814	4,197,174

As at 31st December, 2003, the Group's long-term bank loans which were secured by certain container vessels of the Group and the Company amounted to RMB3,109,502,000 (2002: RMB2,086,854,000; 2001: RMB670,711,000) (Note 10).

22 **FINANCE LEASE OBLIGATIONS**

	The Group and the Company As at 31st December, 2001		
	Minimum lease payment	**Finance charges**	**Net present value of minimum lease payment**
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
No later than one year	395,716	217,688	178,028
Later than one year and not later than two years	395,716	189,069	206,647
Later than two years and not later than five years	1,026,062	328,939	697,123
Later than five years	343,398	54,936	288,462
	2,160,892	790,632	1,370,260
Less: no later than one year (current portion)	(395,716)	(217,688)	(178,028)
	1,765,176	572,944	1,192,232

	The Group and the Company As at 31st December, 2002		
	Minimum lease payment	**Finance charges**	**Net present value of minimum lease payment**
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
No later than one year	459,335	221,182	238,153
Later than one year and not later than two years	459,443	184,113	275,330
Later than two years and not later than five years	1,016,663	275,790	740,873
Later than five years	302,292	44,724	257,568
	2,237,733	725,809	1,511,924
Less: no later than one year (current portion)	(459,335)	(221,182)	(238,153)
	1,778,398	504,627	1,273,771

	The Group and the Company As at 31st December, 2003		
	Minimum lease payment	**Finance charges**	**Net present value of minimum lease payment**
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
No later than one year	565,075	230,843	334,232
Later than one year and not later than two years	564,787	178,453	386,334
Later than two years and not later than five years	1,029,970	259,714	770,256
Later than five years	418,396	55,058	363,338
	2,578,228	724,068	1,854,160
Less: no later than one year (current portion)	(565,075)	(230,843)	(334,232)
	2,013,153	493,225	1,519,928

The above finance lease obligations are related to containers leased from a fellow subsidiary. Interest is charged on the outstanding balances at 16% (2002: 16%; 2001: 18%) per annum.

23 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

a. Reconciliation of profit/(loss) before taxation to cash (used in)/generated from operations:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Profit/(loss) before taxation	(1,350,252)	(605,242)	1,406,918
Adjustment for:			
Depreciation	333,776	386,736	537,934
Share of results of associated companies	(7,072)	(4,128)	(8,620)
Loss on disposal of investment securities	—	—	1,663
Impairment loss of fixed assets	—	59,279	—
Interest expense	78,240	148,094	192,150
Interest income from bank deposits	(21,186)	(5,353)	(6,319)
Provision for doubtful receivables	3,307	55,776	68,811
Financial charge of finance lease obligations	220,779	236,755	258,767
Loss on disposal of fixed assets	219	8,660	895
Operating (loss)/profit before working capital changes	(742,187)	280,577	2,452,199
Decrease/(increase) in bunkers	47,732	(54,147)	(23,593)
Decrease/(increase) in trade and notes receivables	385,244	(665,128)	(354,560)
Decrease/(increase) in prepayments and other receivables	42,329	(245,567)	66,775
(Increase)/decrease in restricted bank deposits	—	(83,000)	83,000
(Decrease)/increase in trade and notes payables	(349,877)	197,643	265,694
(Decrease)/increase in accruals and other payables	(43,002)	29,148	231,793
Increase/(decrease) in amount due to ultimate holding company	280,633	101,216	(288)
Net cash (used in)/generated from operations	(379,128)	(439,258)	2,721,020

b. On 1st July, 2001, the Group acquired 50% equity interest in Shanghai Puhai Shipping Co., Ltd., from a related company for a cash consideration of RMB5,900,000 and Shanghai Puhai Shipping Co., Ltd. became a subsidiary of the Group (Note 29(a)). The acquisition is accounted for by acquisition accounting. Details of assets and liabilities acquired as follow.

	2001
	RMB'000
Assets/(liabilities) acquired:	
Fixed assets	21,782
Inventories	1,977
Trade and notes receivables	30,507
Prepayments and other receivables	15,179
Bank balances and cash	1,566
Trade payables	(24,424)
Accruals and other payables	(34,403)
Salary and welfare payables	(384)
Minority interests	(5,900)
	5,900
Satisfied by	
Cash	5,900

The subsidiary acquired contributed approximately RMB(7,728,999) (2002: RMB4,403,000; 2001: RMB(3,368,000)) to the Group's net operating cash flows, contributed approximately RMB2,830,000 (2002: RMB5,942,000; 2001: RMB11,800,000) in respect of the returns on investments and servicing of finance, paid RMB(12,531,000) (2002: RMB(7,613,000); 2001: RMB(2,487,000)) in respect of taxation and utilised approximately RMB(287,000) (2002: RMB(419,000); 2001: RMB(2,318,000)) for investing activities.

Net cash inflow in respect of the acquisition is analysed as follows:

	2001
	RMB'000
Cash consideration	5,900
Bank balances and cash in hand acquired	(1,566)
Net cash outflow in respect of acquisition of a subsidiary	4,334

c. **Significant non-cash transactions**

During the year ended 31st December, 2003, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of RMB880,309,000 (2002: RMB573,695,000; 2001: RMB633,521,000).

As at 30th October, 2003, the amount due to the ultimate holding company, China Shipping (Group) Company, of RMB1,048,636,000 was capitalised as capital surplus.

d. ***Analysis of changes in financing during the year***

	Share capital	Bank loans	Loan from ultimate holding company	Finance lease obligations	Minority interests
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1st January, 2001	1,801,050	1,697,380	515,000	1,086,874	—
Inception of finance lease obligations	—	—	—	633,521	—
Minority interests' share of profits	—	—	—	—	885
Addition from acquisition of subsidiary	—	—	—	—	4,732
Cash inflow/(outflow) from financing	—	923,040	465,000	(350,135)	—
At 31st December, 2001	1,801,050	2,620,420	980,000	1,370,260	5,617
Inception of finance lease obligations	—	—	—	573,695	—
Minority interests' share of profit	—	—	—	—	2,041
Conversion of liabilities into capital surplus	—	—	—	—	3,038
Cash inflow/(outflow) from financing	1,000,000	1,013,974	655,000	(432,031)	3,598
At 31st December, 2002	2,801,050	3,634,394	1,635,000	1,511,924	14,294
Inception of finance lease obligations	—	—	—	880,309	—
Minority interests' share of profit	—	—	—	—	14,473
Conversion of liabilities into capital surplus	—	—	(670,000)	—	—
Cash inflow/(outflow) from financing	1,000,000	2,375,613	(890,466)	(538,073)	12,776
At 31st December, 2003	3,801,050	6,010,007	74,534	1,854,160	41,543

24 COMMITMENTS

a. Capital commitments

As at 31st December, 2001, 2002 and 2003, the Group and the Company had the following significant capital commitments which were not provided for in the balance sheets:

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Vessels under construction	4,082,397	3,438,851	6,373,195

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Vessels under construction	4,082,397	2,743,798	5,063,888

b. Purchase commitments

As at 31st December, 2001, 2002 and 2003, the Group and the Company had the following significant purchase commitments of bunkers which were not provided for in the balance sheets:

	The Group and the Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Purchase of bunkers	7,475	—	805,375

c. ***Lease commitments***

As at 31st December, 2001, 2002 and 2003, the Group and the Company had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Land and buildings:			
— Within one year	6,259	11,046	11,294
— After one year but within five years	23,187	32,062	27,239
	29,446	43,108	38,533
Vessels chartered-in and containers under operating leases:			
— Within one year	2,010,305	2,509,931	2,942,707
— After one year but within five years	2,421,305	6,803,123	8,835,086
	4,431,610	9,313,054	11,777,793
	4,461,056	9,356,162	11,816,326

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Land and buildings:			
— Within one year	5,675	5,675	5,675
— After one year but within five years	22,701	22,701	22,701
	28,376	28,376	28,376
Vessels chartered-in and containers under operating leases:			
— Within one year	2,010,305	2,509,931	2,385,698
— After one year but within five years	2,421,305	6,803,123	5,904,629
	4,431,610	9,313,054	8,290,327
	4,459,986	9,341,430	8,318,703

25 FUTURE OPERATING LEASE ARRANGEMENTS

As at 31st December, 2001, 2002 and 2003, the Group and the Company had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Vessels chartered-out under operating leases:			
— Within one year	57,397	32,223	10,094
— After one year but within five years	29,511	3,675	7,467
	86,908	35,898	17,561

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Vessels chartered-out under operating leases:			
— Within one year	56,447	32,223	9,144
— After one year but within five years	25,473	3,675	—
	81,920	35,898	9,144

26 BANKING FACILITIES

The Group and the Company had aggregate banking facilities as follows:

	The Group and the Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Bank facilities	—	1,332,460	3,483,100
Amount utilised	—	(520,464)	(1,379,784)
	—	811,996	2,103,316

Details of terms of bank facilities have been set out in Notes 18, 21 and 22.

27 CONTINGENT LIABILITIES

As at 31st December, 2003, the Group and the Company have no significant contingent liabilities.

28 SIGNIFICANT RELATED PARTY TRANSACTIONS

Parties are considered to be related if the Group has the ability, directly or indirectly, to control the parties or exercise significant influence over the parties in making financial and operating decision, or vice versa, or where the Group and the parties are subject to common control or common significant influence.

(a) During the Relevant Periods, for the purpose of this report, the directors are of the view that the following companies are related parties of the Group:

Name	**Relationship with the Group**
China Shipping (Group) Company	Ultimate holding company
Rich Shipping Co., Ltd.	Fellow subsidiary
Shanghai Maritime Transport (Group) Company	Fellow subsidiary
Guangzhou Maritime Transport (Group) Co., Ltd	Fellow subsidiary
Dalian Maritime Transport (Group) Co., Ltd.	Fellow subsidiary
China Shipping Development Co., Ltd.	Fellow subsidiary
China Shipping Passenger Liner Co., Ltd.	Fellow subsidiary
China Shipping (Hainan) Haisheng Shipping & Enterprises Co., Ltd.	Fellow subsidiary
Shanghai Inchon International Ferry Co., Ltd.	Fellow subsidiary
China Shipping Terminal Development Co. Ltd.	Fellow subsidiary
China Shipping Logistics Co., Ltd.	Fellow subsidiary
China Shipping Agency Co., Ltd.	Fellow subsidiary
China Shipping Air Cargo Co. Ltd.	Fellow subsidiary
China Shipping Industry Co., Ltd.	Fellow subsidiary
China Shipping Investment Co., Ltd.	Fellow subsidiary
China Shipping International Trading Co., Ltd.	Fellow subsidiary
China Shipping Telecommunications Co., Ltd.	Fellow subsidiary
Dong Fang International Investment Limited	Fellow subsidiary
China Shipping Regional Holdings Pte Ltd.	Fellow subsidiary
China Shipping Agency (Australia) Co., Ltd.	Fellow subsidiary
China Shipping Japan Co., Ltd.	Fellow subsidiary
China Shipping Agency (Korea) Co., Ltd.	Fellow subsidiary
China Shipping (Europe) Holding GmbH	Fellow subsidiary
China Shipping Supplies Co., Ltd.	Fellow subsidiary
Universal Shipping Co. Ltd.	Fellow subsidiary
China Shipping (Hong Kong) Holdings Co., Ltd.	Fellow subsidiary
China Shipping (North America) Holding Co., Ltd.	Fellow subsidiary
West Basin Container Terminals LLC.	Related company

Other than those disclosed in Notes 5, 13, 14, 18(ii), 20, 22, the Group had the following transactions and balances with related parties, which in the opinion of the Directors, were carried out on normal commercial terms in the ordinary course of the Group's business.

(b) **Transactions with related parties**

During the Relevant Periods, the Group had the following significant transaction with related parties:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Revenue:			
Bareboat charter services	8,950	—	—
Information technology services	9,957	15,291	10,380
Lease of containers	11,054	2,210	2,790
Liner services	568,000	1,036,077	1,306,542
Expense:			
Interest expenses	24,215	88,122	80,137
Agency management services	5,701	7,847	464
Interest element of finance lease obligations in connection with lease of containers	220,779	236,755	258,767
Lease of chassis	8,636	11,494	15,922
Lease of properties	7,160	7,204	12,337
Cargo and liner agency services	389,021	516,248	291,979
Container management services	232,671	256,213	507,108
Time charter services	42,476	173,517	331,704
Bareboat charter services	95,862	82,094	74,894
Ship repair services	56,948	30,702	29,061
Supply of fresh water, vessel fuel, lubricants, spare parts and other materials	143,409	244,141	252,127
Depot services	27,638	22,397	21,092
Information technology services	14,242	15,553	22,670
Provision of motor vehicles	475	281	433
Provision of crew members	72,689	60,941	59,860
Loading and unloading services	29,266	30,818	579,492
Sub-route services	110,965	130,607	38,796
Ground container transport costs	296	376	36,180

In the opinions of Directors, the above transactions with related parties were conducted in the ordinary course of business at normal commercial terms.

The directors confirm that each of the above transaction will be continued after listing of the Company's shares on the Main Board. The Company has entered into various agreements with the respective related parties to continue the above transactions in the future.

(c) **Balances with related parties**

	As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Balances with fellow subsidiaries			
Trade receivables *(note (i))*	1,053,909	1,418,004	1,164,643
Trade payables *(note (i))*	(427,856)	(310,804)	(200,591)
Finance lease obligations *(note (ii))*	(1,370,260)	(1,511,924)	(1,854,160)
	(744,207)	(404,724)	(890,108)

	As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Amount due to ultimate holding company *(note (iii))*			
Loan from ultimate holding company	(980,000)	(1,635,000)	(74,534)
Other liabilities due to ultimate holding company	(280,633)	(381,849)	(2,925)
	(1,260,633)	(2,016,849)	(77,459)

(i) These balances arose from the ordinary course of the Group's business and are unsecured, interest free and settle in accordance with the normal industry practice.

(ii) The Group has entered into finance lease arrangements to lease containers from its fellow subsidiaries. These balances carries interest at rates agreed between both parties and repayment in accordance with the relevant lease agreement.

(iii) The loan from the ultimate holding company is unsecured, carry interest at 3.50% (2002: 5.04% to 5.49%; 2001: 5.27% to 5.94%) per annum and is fully repayable within one year from the date of advance.

Other liabilities represent advances from the ultimate holding company for working capital purpose. This balance is unsecured and interest free.

The Directors confirm that these balances will be fully settled prior to listing of the Company's shares on the Main Board.

29 PARTICULARS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) Subsidiaries

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries:

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
Established and operate in the PRC						
China Shipping Container Lines Dalian Co., Ltd.	5th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Guangzhou Co., Ltd.	26th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Hainan Company Limited*	14th January, 2003	Limited liability company	RMB10,000,000	40%	—	Cargo and liner agency
China Shipping Container Lines Qingdao Company Limited	13th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Shanghai Co., Ltd.	13th January, 2003	Limited liability company	RMB15,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Shenzhen Co., Ltd.	15th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Tianjin Company Limited	3rd January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Xiamen Co., Ltd.	6th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
China Shipping Container Lines (Yangpu) Co., Ltd.	5th December, 2002	Limited liability company	RMB38,000,000	90%	4%	Domestic containers shipping cargo sales, slot booking, container transportation centre, transhipment, depot construction, repair leasing, sale and purchasing containers, leasing, sales and purchase of vessels and container related business
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd.*	13th December, 2001	Limited liability company	RMB6,000,000	40%	—	Transportation, placement and storage of containers, refrigeration, warehousing and storage business, the examination and repair of containers and chassis, leasing, import and export, and supply of equipment and external technology consulting, the importations of generators used for refrigerated containers

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest Directly held	Indirectly held	Principal activities
Shanghai Puhai Shipping Co., Ltd.* *(note 30(ii))*	19th November, 1992	Limited liability company	RMB11,800,000	50%	—	International container shipping, transportation of goods (including containers) between ports along with the mainland domestic coast and Chang Jiang (Yangtze) River, construction, repair, leasing and sales of containers, vessel leases and sales, crew labour services and training and other shipping services, cargo agency for water transportation and shipping agency services
China Shipping Container Lines (Fuzhou) Co., Ltd.	20th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Haikou) Co., Ltd.*	5th November, 2003	Limited liability company	RMB3,000,000	—	36%	Cargo and liner agency
China Shipping Container Lines (Jiangsu) Co., Ltd.	19th September, 2003	Limited liability company	RMB6,500,000	45%	49.5%	Transportation
China Shipping Container Lines Lianyungang Co., Ltd.	12th March, 2003	Limited liability company	RMB5,000,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Qinhuangdao) Co., Ltd.	6th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Rizhao) Co., Ltd.	18th July, 2003	Limited liability company	RMB500,000	—	90.1%	Cargo and liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
China Shipping Container Lines (Zhejiang) Co., Ltd.	18th June, 2003	Limited liability company	RMB7,000,000	45%	49.5%	Cargo and liner agency
Dandong China Shipping Container Lines Co., Ltd.	18th April, 2003	Limited liability company	RMB500,000	—	90.01%	Cargo and liner agency
Dongguan China Shipping Container Lines Co., Ltd.	14th May, 2004	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Fangchenggang China Shipping Container Lines Co., Ltd.	6th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jiangmen China Shipping Container Lines Co., Ltd.	21st August, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jinzhou China Shipping Container Lines Co., Ltd.	18th March, 2003	Limited liability company	RMB500,000	—	90.1%	Cargo and liner agency
Quanzhou China Shipping Container Lines Co., Ltd.	2nd September, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Shantou China Shipping Container Lines Co., Ltd.	18th April, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Yingkou China Shipping Container Lines Co., Ltd.	9th January, 2003	Limited liability company	RMB1,000,000	10%	81%	Cargo and liner agency
Zhanjiang China Shipping Container Lines Co., Ltd.	23rd May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Zhongshan China Shipping Container Lines Co., Ltd.	15th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Incorporated and operate in Hong Kong						
China Shipping Container Lines (Hong Kong) Co., Ltd.	3rd July, 2002	Limited liability company	HK$ 1,000,000	100%	—	Liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
Incorporated in the British Virgin Islands						
China Shipping Container Lines (Asia) Co., Ltd.	28th October, 2002	Limited liability company	US$50,000	100%	—	Sale, purchase and lease of vessels
Intercontinental Computer Co., Ltd.	8th April, 2003	Limited liability company	US$50,000	—	100%	Development of information technology systems and provision of information technology services
Yangshan A Shipping Company Limited	23rd December, 2003	Limited liability company	US$50,000	—	100%	Owning of vessel
Yangshan B Shipping Company Limited	23rd December, 2003	Limited liability company	US$50,000	—	100%	Owning of vessel
Incorporated in the Republic of Cyprus						
Arisa Navigation Company Limited	18th June, 2002	Limited liability company	CYP1,000	100%	—	Owning of vessel

* According to respective Memorandum and Articles of Association, the Company has the power to appoint more than half of the total number of directors of these companies. These companies are therefore accounted for as subsidiaries.

(b) **Associated company**

As of 31st December, 2003, the Group had direct equity interests in the following associated company:

Name	Date of establishment	Type of legal entity	Place of operation	Registered capital	Attributable equity interest	Principal activities
Established in the PRC						
Shanghai HaiXin YuanCang International Logistics Co., Ltd.	18th May, 1995	Limited liability company	PRC	US$11,600,000	40%	Cargo and liner agency

All subsidiaries and associated company are private companies, or if incorporated or established outside Hong Kong, have substantially the same characteristics as a Hong Kong incorporated private company.

The English names of certain subsidiaries and the associated company referred to in these accounts represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

30 SUBSEQUENT EVENTS

(i) Pursuant to the Reorganisation, the Company was transformed into a joint stock limited company on 3rd March, 2004 by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each.

(ii) On 10th May, 2004, the Company, China Shipping Logistics Co., Ltd., China Shipping Agency Co., Ltd., China Shipping Industry Co., Ltd. and Shanghai Puhai entered into an agreement under which, conditional upon listing of the Company on the Main Board being obtained, the Company has agreed to inject an additional RMB500,000,000 capital and the remaining companies have agreed to inject additional amounts in aggregate of RMB50,300,000 capital into Shanghai Puhai. Upon completion of capital injection, the Company's equity interest in Shanghai Puhai will increase to approximately 90%.

(iii) Subsequent to 31st December, 2003, the directors of the Company resolved to distribute the statutory net profit of the Company for the period from 1st November, 2003 to 2nd March, 2004 to China Shipping (Group) Company. The directors of the Company estimate that this distribution will be amounted to approximately RMB511,964,000.

(iv) Subsequent to 31st December, 2003, the Group acquired certain properties for office premise and investment purposes from third parties amounting to approximately RMB106,881,000.

(v) On 6th April, 2004, two subsidiaries of the Group have entered into a loan agreement with a consortium of lenders for long-term loan facilities totalling US$105 million for construction of two container vessels. These loan facilities are secured against the relevant container vessels and the shares of these subsidiaries. Pursuant to the loan agreement, the charterhire receivables of these vessels are assigned to the lenders and the charterhire receivables are required to be deposited in special accounts charged in favour of the lenders. As at the date of this report, the Group has drawn down US$88.22 million.

In April 2004, another subsidiary of the Group also entered into a loan agreement with a bank for a secured short-term loan of US$125 million, which is secured against deposits given by China Shipping (Group) Company. On 30th April, 2004, the Group drew down the full amount of this secured short-term loan facility. The Group will apply part of the net proceeds from the listing to fully repay this secured short-term loan and the pledged deposits given by China Shipping (Group) Company will be released accordingly.

31 ULTIMATE HOLDING COMPANY

The Directors regard China Shipping (Group) Company, a state-owned enterprise established in the PRC as being the ultimate holding company of the Group.

III SUBSEQUENT ACCOUNTS

No audited accounts have been prepared by the Company or any of the companies now comprising the Group in respect of any period subsequent to 31st December, 2003. In addition, no dividend has been declared, made or paid by the Company or any of the companies now comprising the Group in respect of any period subsequent to 31st December, 2003.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

3　その他

〈訂正前〉

（前　略）

(2) 訴訟

法的手続き

当グループは随時、その事業に付随した訴訟に関わる。当グループは、特に運送関連の請求（財貨の損害や紛失または引渡し遅延や船舶衝突など）に関係する訴訟を受けることがある。自らが保有する業種別保険と請求対応手順は、そうした請求に対し自己防衛するのに十分であると当社取締役は考えている。訴訟、手続きまたは調査は不確定要素を抱えているものの、係争中のもしくは起こされる恐れのある手続き、訴訟または請求あるいはこれらを組み合わせたすべての結果は、当グループの事業、財政状態および経営成績に重大な悪影響を及ぼさないと当社取締役は考えている。2004年３月31日現在、当グループに対して提起され係争中であるすべての訴訟上の請求に対する当グループの潜在的な責任総額は、2003年12月31日現在の当グループの純資産の３％（約110人民元）を下回ることを当社は確認している。同日現在、当グループに対して提起され係争中であるいずれの単一の訴訟上の請求も、当グループに2003年12月31日現在の当グループの純資産の0.1％未満の金額である２百万人民元を超える潜在的な責任を負わせるものではないことを当社は確認している。いずれにしても、当社取締役はまた、これらの請求から生じる潜在的な金銭的損害賠償はいずれも当グループの保険契約で付保されており、またはこれから支払われることになっており、従って、当グループの財政状態および経営成績に重要な悪影響を及ぼすものではないことを確認している。

2003年、当社は、米国海事法に違反したとの申立てに関して、FMC（米国においてサービスを行う輸送業者の競争環境を監督する米国の独立規制委員会）と185万米ドルを支払うことで和解した。当社が、契約当事者ではない輸送業者に違法にサービス契約を利用させて料金サービス契約に規定される適用料金・手数料未満で輸送サービスを提供し、商品の虚偽分類を行い、最少引受量約定および約定損害賠償金に関するサービス契約規定を実行しなかったとして、米国海運業法第10条(b)(1)に違反したと主張された。さらに、当社が、公表した料金に従わずに輸送サービスを提供したとして米国海運業法第10条(b)(2)(A)に違反し、また米国海運業法により要求される料率、免許または保証を有さない海運仲介業者とサービス契約を締結し、かかる仲介業者に輸送サービスを提供したとして米国海運業法第10条(b)(11)および同法第10条(b)(12)に違反したと主張された。当社取締役は、当グループが業績判定期間中に運賃・手数料を公表・使用することを中止するようFMCに命令されなかったと考えている。

当グループは、関連海運規制の将来の違反を最小限に抑えるために、様々な措置（米国などさ様々な法域の海運規制により精通するための社員研修を含む。）を講じている。当社取締役は、当グループの関係従業員が定期的な研修期間の設定、経営幹部への説明および情報更新の回状の回覧により関連海運規制に精通するようにするつもりである。適切な慣行からの重大な逸脱を回避し、速やかに発見するようにするために、当グループは、上海市にカスタマー・サービス・センターを設置し、また米国ヒューストンにあるチャイナ・シッピング・グループのドキュメンテーション・センター（ここでは、当グループが24時間ベースで船積み書類をモニターし、誤った書類を速やかにチェックし是正することができる。）からサービスを受けている。

(3) 未監査仮定財務情報

未監査仮定財務情報

ここに記載されている情報は、香港における公認会計士事務所であり、当社の報告会計士であるプライスウォーターハウスクーパースによって作成された、本書の「1．財務書類」に記載されている会計士報告書の一部を形成するものではなく、参考目的によってのみここに含まれている。未監査仮定財務情報は、香港目論見書の「財務情報」と題されているセクションおよび「1．財務書類」に記載されている会計士報告書とあわせて読まれるべきである。

(注)未定事項については2004年6月上旬頃に決定する予定である。

（中　略）

C　調整後正味有形資産および完全希薄化後1株当たり利益に関する未監査仮定財務情報に係る報告会計士からの書簡

以下は、香港目論見書に記載する目的で、香港における公認会計士事務所であり、報告会計士であるプライスウォーターハウスクーパースから受け取った報告書の本文である。香港公認会計士協会が公表した監査ガイドラインのもとでは仮定財務情報の報告についての具体的な指針はないため、この報告書は、英国の監査実務審議会が公表した投資目論見報告基準書および公報1998/8「上場規則に基づく仮定財務情報に対する報告」に準拠して作成されている。

2004年　月　日

チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド
取締役　各位

私どもは、香港証券取引所のメインボードでの当社の株式の国際オファリングおよび香港オファリングに関連して、2004年　月　日付のチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド（以下「当社」という。）の香港目論見書に未監査仮定正味有形資産および未監査仮定完全希薄化後予想1株当たり利益として記載された当社およびその子会社(以下総称して「当グループ」という。)の未監査仮定財務情報について報告を行う。未監査仮定財務情報は、当社の取締役により例示目的のみで作成されており、国際オファリングおよび香港オファリングが当グループの関連財務情報に及ぼすであろう影響についての情報を提供するために作成されたものである。

責任

香港証券取引所への株式上場を規定する規則(以下「上場規則」という。)の附則1A第21項および第4.29項に従い、仮定財務情報を作成することは、当社の取締役のみの責任である。

私どもの責任は、上場規則の第4.29項で要求されているように仮定財務情報に対する意見を形成し、貴社に報告することである。私どもは、仮定財務情報の編纂に用いられた財務情報に対して私どもが過去に提供したいかなる報告書に対しても、報告書の発行時点において私どもが報告書を提出した先に対する責任を超えて責任を負うことはない。

（後　略）

〈訂正後〉

（前　略）

(2) 訴訟

法的手続き

当グループは随時、その事業に付随した訴訟に関わる。当グループは、特に運送関連の請求（財貨の損害や紛失または引渡し遅延や船舶衝突など）に関係する訴訟を受けることがある。自らが保有する業種別保険と請求対応手順は、そうした請求に対し自己防衛するのに十分であると当社取締役は考えている。訴訟、手続きまたは調査は不確定要素を抱えているものの、係争中のもしくは起こされる恐れのある手続き、訴訟または請求あるいはこれらを組み合わせたすべての結果は、当グループの事業、財政状態および経営成績に重大な悪影響を及ぼさないと当社取締役は考えている。2004年３月31日現在、当グループに対して提起され係争中であるすべての訴訟上の請求に対する当グループの潜在的な責任総額は、2003年12月31日現在の当グループの純資産の３％（約110百万人民元）を下回ることを当社は確認している。同日現在、当グループに対して提起され係争中であるいずれの単一の訴訟上の請求も、当グループに2003年12月31日現在の当グループの純資産の0.1%未満の金額である２百万人民元を超える潜在的な責任を負わせるものではないことを当社は確認している。いずれにしても、当社取締役はまた、これらの請求から生じる潜在的な金銭的損害賠償はいずれも当グループの保険契約で付保されており、またはこれから支払われることになっており、従って、当グループの財政状態および経営成績に重要な悪影響を及ぼすものではないことを確認している。

2003年、当社は、米国海事法に違反したとの申立てに関して、FMC（米国においてサービスを行う輸送業者の競争環境を監督する米国の独立規制委員会）と185万米ドルを支払うことで和解した。当社が、契約当事者ではない輸送業者に違法にサービス契約を利用させて料金サービス契約に規定される適用料金・手数料未満で輸送サービスを提供し、商品の虚偽分類を行い、最少引受量約定および約定損害賠償金に関するサービス契約規定を実行しなかったとして、米国海事法第10条(b)(1)に違反したと主張された。さらに、当社が、公表した料金に従わずに輸送サービスを提供したとして米国海事法第10条(b)(2)(A)に違反し、また米国海事法により要求される料率、免許または保証を有さない海運仲介業者とサービス契約を締結し、かかる仲介業者に輸送サービスを提供したとして米国海事法第10条(b)(11)および同法第10条(b)(12)に違反したと主張された。当社取締役は、当グループが業績判定期間中に運賃・手数料を公表・使用することを中止するようFMCに命令されなかったと考えている。

当グループは、関連海運規制の将来の違反を最小限に抑えるために、様々な措置（米国など様々な法域の海運規制により精通するための社員研修を含む。）を講じている。当社取締役は、当グループの関係従業員が定期的な研修期間の設定、経営幹部への説明および情報更新の回状の回覧により関連海運規制に精通するようにするつもりである。適切な慣行からの重大な逸脱を回避し、速やかに発見するようにするために、当グループは、上海市にカスタマー・サービス・センターを設置し、また米国ヒューストンにあるチャイナ・シッピング・グループのドキュメンテーション・センター（ここでは、当グループが船積み書類をモニターし、誤った書類を速やかにチェックし是正することができる。）からサービスを受けている。

(3) 未監査仮定財務情報

未監査仮定財務情報

ここに記載されている情報は、香港における公認会計士事務所であり、当社の報告会計士であるプライスウォーターハウスクーパースによって作成された、本書の「1．財務書類」に記載されている会計士報告書の一部を形成するものではなく、参考目的によってのみここに含まれている。未監査仮定財務情報は、香港目論見書の「財務情報」と題されているセクションおよび「1．財務書類」に記載されている会計士報告書とあわせて読まれるべきである。

（中　略）

C　調整後正味有形資産および完全希薄化後1株当たり利益に関する未監査仮定財務情報に係る報告会計士からの書簡

以下は、香港目論見書に記載する目的で、香港における公認会計士事務所であり、報告会計士であるプライスウォーターハウスクーパースから受け取った報告書の本文である。香港公認会計士協会が公表した監査ガイドラインのもとでは仮定財務情報の報告についての具体的な指針はないため、この報告書は、英国の監査実務審議会が公表した投資目論見報告基準書および公報1998/8「上場規則に基づく仮定財務情報に対する報告」を参照して作成されている。

2004年６月４日

チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド
取締役　各位

私どもは、香港証券取引所のメインボードでの当社の株式の国際オファリングおよび香港オファリングに関連して、2004年６月４日付のチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド（以下「当社」という。）の香港目論見書に「未監査仮定正味有形資産」および「未監査仮定完全希薄化後予想1株当たり利益」として記載された当社およびその子会社(以下総称して「当グループ」という。)の未監査仮定財務情報について報告を行う。未監査仮定財務情報は、当社の取締役により例示目的のみで作成されており、国際オファリングおよび香港オファリングが当グループの関連財務情報に及ぼすであろう影響についての情報を提供するために作成されたものである。

責任

香港証券取引所への株式上場を規定する規則(以下「上場規則」という。)の附則1A第21項および第4.29項に従い、未監査仮定財務情報を作成することは、当社の取締役のみの責任である。

私どもの責任は、上場規則の第4.29項で要求されているように未監査仮定財務情報に対する意見を形成し、貴社に報告することである。私どもは、未監査仮定財務情報の編纂に用いられた財務情報に対して私どもが過去に提供したいかなる報告書に対しても、報告書の発行時点において私どもが報告書を提出した先に対する責任を超えて責任を負うことはない。

（後　略）

「提出本文書」の「第二部　第6　経理の状況　1．財務書類　会計士報告書の原文（英文）」を参照のこと。

有価証券届出書

チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド
(中海集装箱運輸股份有限公司)

（０３８２）

有 価 証 券 届 出 書

関東財務局長 殿

平成 16 年 5 月 24 日提出

会　　社　　名	チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド (中海集装箱運輸股份有限公司)
代表者の役職氏名	業務執行取締役　ヂア・ホンシェン
本店の所在の場所	中華人民共和国上海市浦東新区福山路 450 号 27 階Ａ乃至Ｄ室 (Rooms A to D, 27th Floor, 450 Fu Shan Lu, Pudong New District, Pudong, Shanghai, People's Republic of China)
代理人の氏名又は名称	弁護士　島 崎 文 彰
署　　　　名	島崎文彰
代理人の住所 又は所在地	東京都文京区後楽二丁目３番27 号 テラル後楽ビル２階 島 崎 法 律 事 務 所
	電話番号　(03) 5802-5860
事務連絡者氏名	弁護士　島 崎 文 彰
	電話番号　(03) 5802-5860
事務連絡者の住所 又は所在地	同　　上
	電話番号　(03) 5802-5860

届出の対象とした募集

募集有価証券の種類	証券取引法第２条第１項第６号および第９号に規定する有価証券
募　集　金　額	8,085,000,000 香港ドル（見込額）（約 109,552 百万円相当額）(注)

(注) 上記の円金額は１香港ドル＝13.55 円の換算率（株式会社東京三菱銀行が平成 16 年３月 31 日に建値した対顧客電信直物売買相場の仲値）よって換算されている。

安定操作に関する事項

該当事項なし

（本邦以外の地域における安定操作取引については、「第一部－第１－１．株式の募集－（３）株式の引受け－グローバル・オファリングの構造－安定操作および超過割当」を参照のこと。）

有価証券届出書の写しを縦覧に供する場所

該当事項なし

（本書面の枚数　　表紙共 171 枚）

目　　　　次

頁

(注) １．別段の記載がある場合を除き、本書に記載の「発行者」、「CSCL」または「当社」とは、2004年３月３日に中国で設立された株式会社であるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド、またはその前身をいい、「当グループ」とはチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドおよびその連結子会社をいう。当社は、香港会社条例第XI部に基づく海外会社として香港で登録されている。

２．本書に記載の「ドル」および「香港ドル」は香港ドルを、「円」は日本円を、「人民元」は中国の法定通貨を指す。本書において便宜上一定の香港ドルまたは人民元金額は（香港ドルの場合は）2004年３月31日の株式会社東京三菱銀行が建値した対顧客電信直物売買相場の仲値である１香港ドル＝13.55円により、（人民元金額の場合は）中国通信社配信による2004年３月31日の中国人民銀行公表の仲値である１人民元＝12.76円により円に換算されている。

３．本書において、別段の記載がある場合を除き、人民元建ての一定の金額は、単に参照のため、1.06人民元＝1.00香港ドルまたは8.28人民元＝1.00米ドルでそれぞれ香港ドル金額または米ドル金額に換算されている。かかる交換は、人民元建ての金額がかかるレートまたはその他の為替レートで香港ドルまたは米ドルに転換されたかまたは転換できたであろうとの表明として解釈されてはならない。

４．当社の会計年度は、12月31日をもって終了する１年間である。

５．本書中の表において記載されている計数は、単位未満の数値を原則として四捨五入しているが、合計を計数の総和と合致させるため、ある計数につき適宜切上げまたは切下げの調整を行っている場合がある。但し、このような調整を行っていない計数については、合計は計数の総和と必ずしも一致しない。

６．本書において、別段の記載がある場合を除き、下記の語は以下の意味を有するものとする。

「アリサ」	当社の完全所有子会社であるアリサ・ナビゲーション・カンパニー・リミテッド（Arisa Navigation Company Limited）
「インターコンチネンタル・コンピュータ」	英領バージン諸島で設立された有限会社で、その99%をCSアジアが、１%をCS(香港)が所有しているインターコンチネンタル・コンピュータ・コ・リミテッド（Intercontinental Computer Co., Ltd. ）
「ウェスト・ベイシン」	チャイナ・シッピングがその40%を所有するウェスト・ベイシン・コンテナ・ターミナルLLC（West Basin Container Terminal LLC.）
「売出株主」	国有資産監督管理委員会および全国社会保障基金理事会が与えたまたは今後与える承認を条件にかつこれに従い、H株式の売出しを行なう（当社を通じて行動する）チャイナ・シッピング

「外国株式」	1株の額面金額1人民元の当社が発行する普通株式で、人民元以外の通貨で引受・払込が行われるもの。
「関係者」	上場規則のもとで付与された意味を有する（注）。 （注）上場規則によると、中国の発行者に関する「関係者」は、大要以下の通り定義される。すなわち、一般に、(a)個人については、(イ）当該個人本人の配偶者・子供等の家族、(ロ）本人または家族が受益者等となっている信託の受託者等、(ハ)本人、家族、当該受託者等が全体で直接・間接にその持分資本について持分を有し、一般に議決権の 30%以上を行使もしくはその行使を支配するかまたは取締役会の過半数の構成を支配する会社等および当該会社等の子会社もしくは持株会社または当該持株会社の兄弟子会社などを意味し、また(b)会社については、(イ)当該会社の子会社もしくは持株会社または当該持株会社の兄弟会社であるその他の会社、または当該会社および/または当該他の会社が全体で直接・間接にその持分資本について持分を有し、一般に議決権の 30%以上を行使もしくはその行使を支配するかまたは取締役会の過半数の構成を支配するその他の会社、(ロ）当該会社が受益者等となっている信託の受託者等、(ハ）当該会社、当該他の会社、当該受託者等が全体で直接・間接にその持分資本について持分を有し、一般に議決権の 30%以上を行使もしくはその行使を支配するかまたは取締役会の過半数の構成を支配するその他の会社などを意味する。
「関連当事者」	CS エージェンシー（バンコック）、CS エージェンシー（インドネシア）、CSS、CS（洋浦）リフレジェレーション、チャイナ・シッピング、大連ターミナル、上海プハイ、上海ターミナル、地域子会社、ウェスト・ベイシンおよびゼンジャン・ターミナル
「国」	中国法に従い中国の名において特定の義務を遂行することを授権された政府当局（全国人民代表大会および国務院を含む。）。ただし、文脈上別の意味に用いられている場合はこの限りでない。
「広州海運」	中国で設立された有限会社で、チャイナ・シッピングの完全所有子会社である広州マリタイム・トランスポート（グループ）コ・リミテッド (Guangzhou Maritime Transport (Group) Co., Ltd.)
「交通部」または「MOC」	中華人民共和国交通部(The Ministry of Communications of the PRC)
「国際海事機構（IMO)」	国際海事機構（The International Maritime Organisation)
「国内株式」	1株の額面金額1人民元の当社が発行する普通株式で、人民元で引受け・払込みが行なわれるもの。
「国務院」	中華人民共和国国務院
「国有資産監督管理委員会」	国務院直属の国有資産監督管理委員会
「国家外国為替管理局」	中華人民共和国国家外国為替管理局。外国為替管理に関する事項を担当する中国の政府機関
「国家計画」	中国の経済社会発展に関して国家が起草・承認・実施する計画

「国家経済体制改革委員会」	中華人民共和国国家経済体制改革委員会。組織構造に関する国務院通告に従い1998年に廃止され、その職務は、中華人民共和国国務院経済改革事務所に移管・統合された。
「国家経済貿易委員会（SETC)」	中華人民共和国国家経済貿易委員会(The State Economic and Trade Commission of the PRC)。その職務は2003年3月10日に可決された全人代決議により同委員会から移管され、一部は商務部に、また一部は国有資産監督管理委員会に統合された。
「最近情報確認日」	本書に記載の一定の情報を公表前に確定するための最近情報確認日である2004年5月17日
「財政部」	中華人民共和国財政部
「実績判定期間」	2003年12月31日に終了した3年
「上海海運」	中国で設立された国有会社で、チャイナ・シッピングの完全所有子会社である上海マリタイム・トランスポート（グループ）カンパニー(Shanghai Maritime Transport (Group) Company)
「上海ターミナル」	チャイナ・シッピングがその50%を所有する上海チャイナ・シッピング・コンテナ・ターミナル・コ・リミテッド(Shanghai China Shipping Container Terminal Co. Ltd.)
「上海ハイシン」	上海ハイシン・シッピング・カンパニー・リミテッド(Shanghai Haixing Shipping Company Limited)(現在はCSDCとして知られている。)
「上海ハイフォン」	中国で設立された有限会社で、チャイナ・シッピングの完全所有子会社である上海ハイフォン・プロパティ・カンパニー・リミテッド(Shanghai Haihong Property Company Limited)
「上海プハイ」	中国で設立された有限会社で、その50%を当社が、残り50%をチャイナ・シッピングが最終的に支配している上海プハイ・マリタイム・トランスポート・コ・リミテッド(Shanghai Puhai Maritime Transport Co., Ltd.)
「処分株式」	これらは、チャイナ・シッピング・ストーレジ（上海)コ・リミテッドに対する21.74%の持分、キンドンファン・コンテナ・ストーレジ(青島）コ・リミテッドに対する20%の持分、チャイナ・シッピング・グローバル・フレート・コ・リミテッドに対する12.5%の持分、チャイナ・シッピング・コンテナ・ストーレジ（大連）コ・リミテッドに対する10%の持分、チャイナ・シッピング・ポート・ディベロップメント・コ・リミテッドに対する4%の持分およびCSロジスティクスに対する3.96%の持分で構成される。
「商務部」	中華人民共和国商務部
「証券委員会」	1998年3月に廃止されたが、その職責が後に証券監督管理委員会によって承継された中華人民共和国証券監督管理委員会

「証券監督管理委員会（CSRC）」	中国証券監督管理委員会（China Securities Regulatory Commission）
「証券先物条例（SFO）」	香港法第571章証券先物条例（その時々の改正および補足を含む。）
「証券法」	1998年12月29日に全国人民代表大会常任委員会により制定され、1999年7月1日に施行された中華人民共和国証券法（その時々の改正および補足を含む。）
「上場規則」	香港証券取引所の有価証券上場規則
「譲渡契約」	CSDCが当社に対する持分25%を1人民元の対価でチャイナ・シッピングに譲渡し、チャイナ・シッピングがCSDCに対しCSDC権を付与することを主な内容として2002年9月9日にCSDCとチャイナ・シッピングとの間で締結された契約
「譲渡制限期間」	中国の法律のもとで当社が株式会社に転換された2004年3月3日から3年間
「全国社会保障基金理事会」	中華人民共和国の全国社会保障基金理事会。国務院により授権された組織で、国の全国社会保障基金の運営に責任を負う。
「全国人民代表大会」または「全人代」	中国の立法機関である中華人民共和国全国人民代表大会
「ゼンジャン・ターミナル」	チャイナ・シッピングがその50%を所有するゼンジャン・チャイナ・シッピング・コンテナ・ターミナル・コ・リミテッド(Zhenjiang China Shipping Container Terminal Co. Ltd.)
「蘇州ストーレジ」	中国で設立された有限会社で、その10%をリッチ・シッピングが所有し、残り90%をチャイナ・シッピングが最終的に支配している蘇州チャイナ・シッピング・コンテナ・ラインズ・ストーレジ・アンド・トランスポーテーション・コ・リミテッド（Suzhou China Shipping Containers Lines Storage and Transportation Co., Ltd.）
「第1回発表」	譲渡契約について2002年9月10日付けで行なわれたCSDCの発表
「大連ターミナル」	チャイナ・シッピング・グループがその35%を所有している大連ダガン・チャイナ・シッピング・コンテナ・ターミナル・コ・リミテッド(Dalian Dagang China Shipping Container Terminal Co. Ltd.)
「地域子会社」	CS（大連）、CS（広州）、CS（海南）、CS（青島）、CS（上海）、CS（深セン）、CS（天津）およびCS（アモイ）
「チャイナ・シッピング」	1996年10月28日にその設立が国家経済貿易委員会により承認され、6,611,950,000人民元の登録資本を有する中国の国有会社であるチャイナ・シッピング（グループ）カンパニー(China Shipping (Group) Company)。当社の支配株主で、国有資産監督管理委員会の直轄下にある。
「チャイナ・シッピング・エージェンシー」	チャイナ・シッピング・グループの傘下会社であるチャイナ・シッピング・エージェンシー・コ・リミテッド(China Shipping Agency Co., Ltd.)

「チャイナ・シッピング・グループ」	チャイナ・シッピングおよびその子会社（当グループを除く。）
「中華人民共和国」または「中国」	中華人民共和国。「中国の」とはこれに応じて解釈される。本書において中華人民共和国または中国を指称する場合、香港、中華人民共和国マカオ特別行政区および台湾は含まない。
「中国海事局」または「MSA」	中華人民共和国海事局(Maritime Safety Administration of the PRC)
「中国会社法」	1993年12月29日に第8回全国人民代表大会第5期常任委員会により制定され、1994年7月1日に施行された中国の会社法（その時々の改正、補足その他の修正を含む。）
「中国国際経済貿易仲裁委員会（CIETAC）」	中国国際経済貿易仲裁委員会（China International Economic and Trade Arbitration Commission)
「中国人民銀行（PBOC）」	中華人民共和国の中央銀行である中国人民銀行(The People's Bank of China)
「中国政府」	中国の中央政府（あらゆる下位政府組織（省、直轄市およびその他の地区または地方政府組織を含む。）を含む)。
「中国対外貿易経済合作部（MOFTEC）」	中華人民共和国対外貿易経済合作部(The Ministry of Foreign Trade and Economic Cooperation of the PRC)。その職責は2003年3月10日に可決された全人代決議に従い同部から移管され、商務部に統合された。
「当社株式」	国内株式および外国株式の双方を含む当社の株式
「特別規定」	1994年8月4日に国務院が公布した株式会社による株式の海外募集および上場に関する国務院特別規定（その時々の改正、補足またはその他の修正を含む。）
「ドリューリー」	海運業界の統計の編纂を専門とする独立のコンサルタント・出版会社であるドリューリー・シッピング・コンサルタンツ・リミテッド（Drewry Shipping Consultants Ltd.）
「仁川フェリー」	中国で設立された有限会社で、その51%をチャイナ・シッピングが最終的に所有する上海仁川インターナショナル・フェリー・コ・リミテッド(Shanghai Inchon International Ferry Co. Ltd.)
「買収会社」	CSアジアおよびCS（香港）
「買収株式」	買収会社の発行済株式資本全体
「発効日」	2003年10月20日
「必須条款」	1994年8月27日に証券委員会および国家経済体制改革委員会によって布告された国外上場を希望する会社の定款に関する必須条款（その時々に改正、補足またはその他修正されたもの）

「百分比率」	上場規則ルール 14.04(9) のもとで付与された意味を有する。
「米国」	アメリカ合衆国、その領土、属領ならびにその管轄下に属するすべての地域
「米国海事法」	1984 年米国海事法（その時々の改正を含む。）
「米国連邦海事委員会（FMC）」	米国連邦海事委員会（The U.S. Federal Maritime Commission）
「本件上場」	H株式を香港証券取引所のメインボードに上場すること。
「香港」	中華人民共和国香港特別行政区
「香港会社条例」	香港法第 32 章の会社条例（その時々の改正または補足を含む）。
「香港国際仲裁センター（HKIAC）」	香港国際仲裁センター（Hong Kong International Arbitration Centre）
「香港証券先物委員会（SFC）」	香港証券先物委員会（Securities and Futures Commission of Hong Kong）
「香港証券取引所」	ホンコン・エクスチェンジズ・アンド・クリアリング・リミテッド（Hong Kong Exchanges and Clearing Limited）の完全所有子会社であるザ・ストック・エクスチェンジ・オブ・ホンコン・リミテッド（The Stock Exchange of Hong Kong Limited）
「本組織再編」	「第二部－第２－３．事業の内容」中の「本組織再編」と題する項目に記載される、本件上場に備えて当社とチャイナ・シッピングとの間で実施された組織再編取決め
「ヤンシャンＡ」	当社の完全所有子会社であるヤンシャンＡシッピング・カンパニー・リミテッド（Yangshan A Shipping Company Limited）
「ヤンシャンＢ」	当社の完全所有子会社であるヤンシャンＢシッピング・カンパニー・リミテッド（Yangshan B Shipping Company Limited）
「利益比率」	上場規則ルール 14.07(2)のもとで付与された意味を有する。
「リッチ・シッピング」	香港で設立された有限責任の会社で、チャイナ・シッピング・グループの傘下会社であるリッチ・シッピング・カンパニー・リミテッド(Rich Shipping Company Limited)
「リッチ・シッピング・ロジスティクス」	香港で設立された有限責任の会社で、チャイナ・シッピング・グループの傘下会社であるリッチ・シッピング・ロジスティクス・カンパニー・リミテッド(Rich Shipping Logistics Company Limited)
「Ａ株式」	中国で設立された企業の人民元建ての株式で、中国国内の証券取引所において中国の法人または個人により人民元で売買される株式
「CMA-CGM」	コンパーニュ・マリタイム・ダフレマン・アンド・コンパーニュ・ゼネラル・マリタイム（Compaigne Maritime d'Affrèement and Compaigne

Générale Maritime)

「COSCO」	チャイナ・オーシャン・シッピング（グループ）カンパニー（China Ocean Shipping (Group) Company)
「CS アジア」	英領バージン諸島で設立された有限会社で、当社の完全所有子会社であるチャイナ・シッピング・コンテナ・ラインズ（アジア）コ・リミテッド(China Shipping Container Lines (Asia) Co., Ltd.)
「CS（アモイ)」	中国で設立された有限会社で、90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ・アモイ・コ・リミテッド(China Shipping Container Lines Xiamen Co., Ltd.)
「CS エージェンシー（インドネシア)」	チャイナ・シッピングがその49%を所有する PT ゾンハイ・インド・シッピング(PT Zhonghai Indo Shipping)
「CS エージェンシー（バンコック)」	チャイナ・シッピングがその50%を所有するチャイナ・シッピング（バンコック）コ・リミテッド(China Shipping (Bangkok) Co. Ltd.)
「CS（海南)」	中国で設立された有限会社で、その40%を当社が所有し、残り60%をチャイナ・シッピングが最終的に支配している チャイナ・シッピング・コンテナ・ラインズ海南カンパニー・リミテッド(China Shipping Container Lines Hainan Company Limited)
「CS（カンボジア)」	カンボジアで設立された有限会社で、チャイナ・シッピングが合計でその81.4%の帰属持分を保有しているチャイナ・シッピング（カンボジア）エージェンシー・コ・リミテッド(China Shipping (Cambodia) Agency Co., Ltd.)
「CS（広州)」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ広州コ・リミテッド(China Shipping Container Lines Guangzhou Co., Ltd.)
「CS（上海)」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ上海コ・リミテッド(China Shipping Container Lines Shanghai Co., Ltd.)
「CS（深セン)」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ深セン・コ・リミテッド(China Shipping Container Lines Shenzhen Co., Ltd.)
「CS（大連)」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ大連カンパニー・リミテッド(China Shipping Container Lines Dalian Company Limited)

「CS（青島）」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ青島カンパニー・リミテッド(China Shipping Container Lines Qingdao Company Limited)
「CS（天津）」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をチャイナ・シッピングが最終的に支配しているチャイナ・シッピング・コンテナ・ラインズ天津 カンパニー・リミテッド(China Shipping Container Lines Tianjin Company Limited)
「CS（香港）」	香港で設立された有限会社で、当社の完全所有子会社であるチャイナ・シッピング・コンテナ・ラインズ(香港)コ・リミテッド(China Shipping Container Lines (Hong Kong) Co., Ltd.)
「CS（香港）ホールディングス」	香港で設立された有限会社で、チャイナ・シッピングの完全所有子会社であるチャイナ・シッピング(香港)ホールディングス・リミテッド(China Shipping (Hong Kong) Holdings Limited)
「CS（洋浦）」	中国で設立された有限会社で、その90%を当社が所有し、残り10%をCS（洋浦）レフリジェレーションが所有しているチャイナ・シッピング・コンテナ・ラインズ(洋浦)コ・リミテッド(China Shipping Container Lines (Yangpu) Co., Ltd.)
「CS（洋浦）レフリジェレーション」	中国で設立された有限会社で、その40%を当社が所有し、30%ずつをそれぞれCSロジスティクスおよび蘇州ストーレジが所有するチャイナ・シッピング（洋浦）レフリジェレーション・ストーレジ・アンド・トランスポーテーション・コ・リミテッド(China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd.)
「CS（連雲港）」	中国で設立された有限会社で、その90%をCS（青島）が所有し、残り10%を当社が所有している連雲港 チャイナ・シッピング・コンテナ・ラインズ・コ・リミテッド(Lianyungang China Shipping Container Lines Co. Ltd.)
「CSロジスティクス」	中国で設立された有限会社で、チャイナ・シッピングの完全所有子会社であるチャイナ・シッピング・ロジスティクス・コ・リミテッド(China Shipping Logistics Co., Ltd.)
「CSDC」	中国で設立された有限会社で、そのH株式およびA株式がそれぞれ香港証券取引所および上海証券取引所に上場されており、最近情報確認日現在、その約50.5%をチャイナ・シッピングが所有しているチャイナ・シッピング・ディベロップメント・カンパニー・リミテッド(China Shipping Development Company Limited)。CSDCの登記上の住所は中華人民共和国上海ユアンシェン・ロード168である。
「CSDC権」	譲渡契約に従いチャイナ・シッピングがCSDCに付与した権利で、当該権利のもとでCSDCがチャイナ・シッピングに対し、チャイナ・シッピングが有する当社に対する持分の全部または一部を、CSDCと チャイナ・シッピングとの間で合意される条件（譲渡される本株式の株数およびかかる譲渡の対価を含む。）で売却するよう請求することのできる権利。

「CSDC 発表」	CSDCが譲渡制限期間が満了するまでCSDC権を行使しない旨を確認する同社取締役会決議等に関して行われた2004年1月8日付の発表。
「CSHH」	中国で設立された株式会社で、そのA株式が上海証券取引所に上場され、最近情報確認日現在その38.7%をチャイナ・シッピングが所有している、チャイナ・シッピング（海南）ハイシェン・シッピング・アンド・エンタープライズ・コ・リミテッド(China Shipping (Hainan) Haisheng Shipping & Enterprises Co., Ltd.)
「CSI」	中国で設立された有限会社で、チャイナ・シッピング・グループの傘下会社であるチャイナ・シッピング・インダストリー・コ・リミテッド(China Shipping Industry Co., Ltd.)
「CSS」	中国で設立された有限会社で、チャイナ・シッピングとサイノペック・セールス・カンパニー・リミテッドが共同支配している（すなわち折半出資している）チャイナ・シッピング・アンド・サイノペック・サプライヤーズ・コ・リミテッド(China Shipping & Sinopec Suppliers Co., Ltd.)
「CST(上海)」	中国で設立された有限会社で、チャイナ・シッピング・グループの傘下会社である上海チャイナ・シッピング・テレコミュニケーションズ・システムズ・コ・リミテッド(Shanghai China Shipping Telecommunications Systems Co., Ltd.)
「DFI」	英領バージン諸島で設立された有限会社で、チャイナ・シッピングの完全所有子会社であるドン・ファン・インターナショナル・インベストメント・リミテッド (Dong Fang International Investment Limited)
「HKSCC」	ホンコン・エクスチェンジズ・アンド・クリアリング・リミテッドの完全所有子会社であるホンコン・セキュリティーズ・クリアリング・カンパニー・リミテッド (Hong Kong Securities Clearing Company Limited)
「HKSCC ノミニーズ」	HKSCC ノミニーズ・リミテッド
「H株式」	1株の額面金額1人民元の当社の株式資本を構成する外国株式で、香港証券取引所にその上場および取引許可の申請が行われており、香港ドルで引受・売買が行なわれるもの。

第一部　証券情報

第1　募集要項

1．株式の募集

(1) 新規発行株式

記名・無記名の別、額面・無額面の別および種類	発行数
記名式額面H株式（1株の額面金額1.00人民元）(注1)(注2)	2,200,000,000株 (注3)

（注1）H株式は、当社の株式資本における1株当たり額面金額が1.00人民元の海外上場外国株式（外国株式とは、当社の発行する普通株式のうち、人民元以外の通貨建てで引受けおよび払込みがなされなければならないものをいう。）である。H株式は、香港証券取引所に上場申請がなされており、その引受けおよび取引は香港ドル建てで行われる。

（注2）グローバル・オファリングの終了時における当社の株式資本は（超過割当オプションが行使されないと仮定した場合）、6,030,000,000人民元となり、これは全額払込済みのまたは全額払込済みとして貸記されている国内株式3,610,000,000株およびH株式2,420,000,000株（それぞれ当社の株式資本の約59.87%および約40.13%に相当する。）からなる。国内株式およびH株式はともに当社株式資本における普通株式である。ただし、H株式は、中国を除く国または地域の法人または自然人（台湾、香港および中国のマカオ特別行政区におけるこれらの者を含む。）が引受け、取引するためにのみ発行され、またH株式の引受けおよび取引は香港ドル建てで行わなければならない。他方、国内株式は、中国の法人または自然人（台湾、香港および中国のマカオ特別行政区におけるこれらの者を除く。）が引受け、取引するためにのみ発行され、また国内株式の引受けおよび取引は人民元建てで行わなければならない。H株式に関する配当は、特別規定第27条の要件に従って香港ドルで支払われ、他方、国内株式に関する配当は、中国法に従ってすべて人民元で支払われる。国内株式は、上場を承認されておらず、また、中国の証券取引気配自動通報システム等のいかなる認可取引組織における取引の承認も受けていない。上記の点、ならびに当社に影響を及ぼす一定の提案に必要な承認、株主に対する通知および財務報告書の送付、紛争解決、株主名簿の別分冊への株式の登録および譲渡の方法ならびに配当受領代理人の任命（すべて定款に規定されており、下記「第二部－第1　本国における法制等の概要」に概説されている。）に関する事項を除き、国内株式およびH株式はあらゆる点において、とりわけ配当の宣言、支払いまたは分配に関して、それぞれ同順位となる。ただし、国内株式（当社の取締役、監査役および従業員が保有する国内株式（もしあれば）を含む。）の譲渡は、その時々に中国法により課されることのある制約に従う。下記「第二部－第1　本国における法制等の概要」を参照されたい。

（注3）本書により企図されている日本における募集（以下「日本募集」という。）は、グローバル・オファリングの一部である国際オファリングの一部を構成するものである。上記の株式数には、当社が国際オファリング共同主幹事に付与する超過割当オプションの行使により発行されることのある株式は含まれていない。上記の株式数は、グローバル・オファリングにおいて当社が発行する予定の当社H株式の合計数である。超過割当オプションが全部行使された場合、発行株式数は2,530,000,000株となる。日本募集において募集されるH株式数は、投資希望者から、国際オファリングにおけるH株式の取得に関する購入希望を募るブック・ビルディングのプロセス（2004年6月9日頃まで継続し、同日に終了する予定である。以下「ブック・ビルディング」という。）の結果を勘案し、当社、売出株主および引受人を代表するジョイント・ブックランナーの合意のもと、価格決定日以降に決定される予定である。従って、実際に日本で発行されるH株式の数は、上記の発行数より今後変更

される。
グローバル・オファリングには、売出株主が保有するH株式の売出しが含まれる。上記株式数には、グローバル・オファリングにおいて売出株主により売出しされるH株式は含まれていない。

「引受人」とは、香港引受人および国際引受人を意味する。
「香港引受人」とは、ビー・エヌ・ピー・パリバ・ペレグリン・キャピタル・リミテッド（以下「ビー・エヌ・ピー・パリバ・ペレグリン」という。）、モルガン・スタンレー・ディーン・ウィッター・アジア・リミテッド（以下「モルガン・スタンレー・アジア」という。）および香港引受人として行為し、香港オファリング（下記「グローバル・オファリングの構造」の項でさらに説明される。）の引受けのための香港オファリングに関する引受契約を締結するその他の引受会社を意味する。
「国際引受人」とは、ビー・エヌ・ピー・パリバ・ペレグリン、モルガン・スタンレー・アンド・カンパニー・インターナショナル・リミテッド（以下「モルガン・スタンレー・インターナショナル」という。）、ノムラ・インターナショナル（香港）リミテッド、大和証券SMBC香港リミテッドならびに国際引受人として行為し、国際オファリング（下記「グローバル・オファリングの構造」の項でさらに説明される。）の引受けのための国際オファリングに関する引受契約を締結するその他の引受会社を意味する。
「ジョイント・ブックランナー」とは、ビー・エヌ・ピー・パリバ・ペレグリンおよびモルガン・スタンレー・アジアを意味する。ビー・エヌ・ピー・パリバ・ペレグリンは、グローバル・オファリングにおいてグローバル・コーディネーター、スポンサーであり、モルガン・スタンレー・アジアと共にジョイント・ブックランナーとして行為する。また、ビー・エヌ・ピー・パリバ・ペレグリンおよびモルガン・スタンレー・アジアは、香港オファリング共同主幹事であり、ビー・エヌ・ピー・パリバ・ペレグリンおよびモルガン・スタンレー・インターナショナルは、国際オファリング共同主幹事である。ノムラ・インターナショナル（香港）リミテッドは、国際オファリングのコ・リード・マネジャーの１社であり、大和証券SMBC香港リミテッドは、国際オファリングのコ・マネジャーの１社である。
「価格決定日」とは、オファー価格（下記「(2)募集の方法および条件―②募集の条件」に記載される発行価格と同額である。）が決定される日を意味する。価格決定日は、2004年６月10日（香港時間）に予定されているが、当該時点の市場の状況を勘案して、１週間を超えない範囲で繰り上げまたは繰り下げられることがある。
「オファー価格」とは、グローバル・オファリングにおけるH株式１株当たりの最終的な募集および／または売出し（以下「オファー」と総称する。）の価格（ただし、仲介手数料１％、証券先物委員会による賦課金0.005％、投資家補償手数料0.002％および香港証券取引所の取引手数料0.005％を加える前の価格）を意味し、売出株主、当社およびジョイント・ブックランナーの合意により、価格決定日に決定される。
下記「(3)株式の引受け－グローバル・オファリングの構造」の項も参照されたい。
（注４） H株式の発行は、2004年３月４日付の当社株主総会決議により承認された。

(2) 募集の方法及び条件

① 募集の方法

募集の形態	発行数	発行価額の総額	資本組入額の総額
一般募集 （ブック・ ビルディング方式）	2,200,000,000株 （注１）	8,085,000千香港ドル （約109,552百万円） （注２）	2,200,000,000 人民元 （約28,072百万円） （注３）

（注１）発行数は、グローバル・オファリングのもとで当社が発行するＨ株式の株式数に相当し、超過割当オプションの行使により発行されることのあるＨ株式は含まれていない。超過割当オプションが全部行使された場合、発行株式数は2,530,000,000株となる。上記「(1) 新規発行株式」の注３に記載されるように、日本募集における募集株式数は価格決定日以降に決定される予定である。

（注２）発行価額の総額は、上記発行数に基づき、発行価格が下記「②募集の条件－発行価格」に記載の仮条件の中間値（１株当たり3.675香港ドル）に等しいものと仮定して算出した場合の見込額である。超過割当オプションが全部行使された場合、同一の仮定に基づく発行価額の総額は9,297,750千香港ドル（約125,985百万円）となる。発行価格は、下記「②募集の条件」に記載のとおり、価格決定日に香港ドル建てで決定される。

（注３）資本組入額の総額は、グローバル・オファリングにおいて当社により発行されるＨ株式数にかかる資本組入額の合計額であり、超過割当オプションの行使により当社により発行されることのあるＨ株式は含まれていない。超過割当オプションが全部行使された場合、資本組入額の総額は2,530,000,000人民元（約32,283百万円）となる。

② 募集の条件

額面・無額面の別	発行価格	資本組入額	申込株数単位	申込期間	申込証拠金	払込期日
額面株式	未定（3.175～4.175香港ドルを仮条件とする。）(注１)(注２)	１株当たり1.00人民元	5,000株以上1,000株単位 (注３)	2004年６月11日から2004年６月15日まで (注４)	不要	2004年６月16日 (注４)(注５)
新株引受権証書に関する事項	該当事項なし					

（注１）**H株式の申込人は、申込みに当たり、発行価格（グローバル・オファリングにおけるオファー価格に相応。）に仲介手数料1%、証券先物委員会による賦課金0.005%、投資家補償手数料0.002%および香港証券取引所の取引手数料0.005%を加えた金額を支払わなければならない。グローバル・オファリングにおいて、各投資家が払込むH株式1株当たりの価格は実質的に同一となる。**

（注２）発行価格は、売出株主、当社およびジョイント・ブックランナーの合意により、上記の仮条件をもとにブック・ビルディングの結果を勘案して、価格決定日に香港ドル建てで決定される予定である。仮条件は、市場における需要を勘案して変更されることがある。

（注３）日本におけるＨ株式の申込みは5,000株以上1,000株単位で行うものとするが、実際に投資家毎に割当てられる株式数は、日本募集のために割当てられるＨ株式の株数により、5,000株未満となることがある。ただし、いずれも1,000株を販売単位とする。

（注４）申込期間は、当該時点の市場の状況を勘案して、価格決定日の変更に応じて、１週間を超えない範囲で繰り上げまたは繰り下げられることがある。払込期日は、申込期間の変更に応じて、１週間を超えない範囲で繰り上げまたは繰り下げられることがある。なお、Ｈ株式の株券は、グローバル・オファリングに関する引受契約に基づく引受人の義務の前提条件がすべて充足され、かつ、かかる引受契約がその条項に従い解除されていない場合（2004年６月16日午前８時頃（香港時間）の予定）に初めて有効な権原証書となる。

（注５）Ｈ株式の受渡しは、2004年６月16日（払込期日と同日）に行われる予定である。かかる受渡日は、払込期日の変更に応じて、１週間を超えない範囲で繰り上げまたは繰り下げられることがある。

（注６）投資家による申込みおよび払込みの方法は、本項に定める事項を除き、下記「(3)株式の引受け」の項に記載の募集の申込取扱証券会社がそれぞれ定めるところによるものとする。

（注７）グローバル・オファリングにおいてオファーされるＨ株式は、香港証券取引所への上場申請がなされている。Ｈ株式は2004年６月16日に香港証券取引所に上場され、同取引所でのＨ株式の取引は同日から開始される予定である。日本の証券取引所へのＨ株式の上場予定はない。

（注８）Ｈ株式の申込人によるＨ株式の取引は全て、Ｈ株式の各申込人が下記「(3)株式の引受け」の項に記載の募集の申込取扱証券会社のいずれかに開設する外国証券取引口座に適用される外国証券取引口座約款に従ってなされる。かかる外国証券取引口座を開設していない各投資家は、これを開設しなければならない。この場合、当該申込取扱証券会社から投資家に対し外国証券取引口座約款の写しが交付される。

③　申込取扱場所

下記「(3)株式の引受け」の項に記載の募集の申込取扱証券会社の日本国内にある本支店（ただし、外国証券会社の場合は同項に記載された支店に限る。）

④　払込取扱場所

下記「(3)株式の引受け」の項に記載の募集の申込取扱証券会社の日本国内にある本支店（ただし、外国証券会社の場合は同項に記載された支店に限る。）

(3) 株式の引受け

日本募集に関連して、日本において引受けは実施されない。日本募集は、国際オファリングの一部として行われる。日本募集の申込取扱証券会社は以下のとおりである。グローバル・オファリングに関連する引受けの取決めについては、下記「グローバル・オファリングの構造―引受けの取決め」を参照されたい。

募集の申込取扱証券会社

名　称	住　所
ビー・エヌ・ピー・パリバ証券会社東京支店	東京都千代田区大手町一丁目７番２号
モルガン・スタンレー証券会社東京支店	東京都渋谷区恵比寿四丁目20番３号
野村證券株式会社	東京都中央区日本橋一丁目９番１号
大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目８番１号
大和証券株式会社	東京都千代田区大手町二丁目６番４号
東洋証券株式会社	東京都中央区日本橋一丁目20番５号

日本募集の事務幹事会社は野村證券株式会社である。ビー・エヌ・ピー・パリバ証券会社東京支店、モルガン・スタンレー証券会社東京支店、野村證券株式会社および大和証券エスエムビーシー株式会社は、それぞれビー・エヌ・ピー・パリバ・ペレグリン、モルガン・スタンレー・インターナショナル、ノムラ・インターナショナル（香港）リミテッドおよび大和証券SMBC香港リミテッドから日本募集におけるＨ株式の販売を請け負っている（以下、かかる地位におけるビー・エヌ・ピー・パリバ証券会社東京支店、モルガン・スタンレー証券会社東京支店、野村證券株式会社および大和証券エスエムビーシー株式会社のそれぞれを「国際引受人の販売受託者」という。）。野村證券株式会社および大和証券エスエムビーシー株式会

社は募集の申込みの取扱いの一部をそれぞれ東洋証券株式会社および大和証券株式会社に委託している（以下、かかる地位における東洋証券株式会社および大和証券株式会社を「販売再受託者」という。）。

グローバル・オファリングの構造

グローバル・オファリング

グローバル・オファリングは、国際オファリングおよび香港オファリングにより構成される。当初オファーされるH株式2,420,000,000株は、以下により構成される。

(i) 国際オファリングのもとで募集または売出しされるH株式2,299,000,000株
(ii) 香港オファリングのもとで募集されるH株式121,000,000株

グローバル・オファリングを構成する合計2,420,000,000株（超過割当オプションが行使されないと仮定した場合。）のH株式のうち、220,000,000株は売出株主により売出しされ、2,200,000,000株は当社により募集される。グローバル・オファリングのもとで当社が募集するH株式2,200,000,000株は、グローバル・オファリングの完了直後の当社の増資後株式資本の約36.48%（超過割当オプションが行使されないと仮定した場合。）を占める。日本募集は国際オファリングの一部であり、日本において募集されるH株式はすべて、当社により新規発行され募集される株式である。

ビー・エヌ・ピー・パリバ・ペレグリンは、香港における一般公募のトランシェおよびそれ以外のトランシェの双方を有する新規株式公開において、新規株式公開の対象となる株式の10%以上に相当する株式を香港における一般公募のトランシェに割当てることを求める上場規則の実務注記第18第4.2項に対する厳格な遵守の免除を香港証券取引所に申請している。

グローバル・オファリングに関連して、当社、売出株主および国際引受人の間で価格決定日頃締結される国際オファリングに関する買取契約（以下「国際引受契約」という。）に従って、当社および売出株主は、ビー・エヌ・ピー・パリバ・ペレグリンが（モルガン・スタンレー・インターナショナルの事前の同意を得た上で）国際オファリング共同主幹事を代表して2004年6月9日（以下「香港オファリングにおける申込みの最終日」という。）から30日以内に行使することができる超過割当オプションを国際オファリング共同主幹事に対して付与する。超過割当オプションが行使された場合、国際オファリングにおける超過割当分を補填することを目的として、グローバル・オファリングにおける他のH株式と同一の条件で、オファー価格により、売出株主は（さらに国有資産監督管理委員会の承認および全国社会保障基金理事会の認可を受けることを条件として）総数で33,000,000株までの追加のH株式を売却し、当社は総数で330,000,000株までの追加のH株式を発行する（合計で当初グローバル・オファリングの対象となるH株式の15%に相当する。）ことが要求される。ビー・エヌ・ピー・パリバ・ペレグリンまたはビー・エヌ・ピー・パリバ・ペレグリンのために行為する者は、流通市場でのH株式の買入れまたは流通市場での買入れと超過割当オプションの一部もしくは全部の行使との組み合わせにより、国際オファリングにおける超過割当分を補填することもできる。超過割当されるH株式数は、超過割当オプションのもとで発行または売却可能なH株式数の上限を超えることはない。かかる流通市場における買入れは、適用ある法令および規則すべてに準拠して行われる。超過割当オプションが全部行使された場合、H株式は、グローバル・オファリングの完了後において、当社の増資後株式資本の約43.76%を占めることとなる。

ビー・エヌ・ピー・パリバ・ペレグリンが（モルガン・スタンレー・インターナショナルの事前の同意を得た上で）超過割当オプションの行使を決定する場合、かかる超過割当オプションは、国際オファリングにおける超過割当分を補填することのみを目的として行使される。国際オファリングの対象となるH株

式（超過割当分を含む。）は、香港証券取引所におけるＨ株式の取引開始前に割当てられる。

国際オファリングにおける購入希望の水準ならびに香港オファリングにおける割当ての基準および申込結果は、2004年６月15日以前にサウス・チャイナ・モーニング・ポスト紙（英語）および香港エコノミック・タイムズ紙（中国語）上で発表される。

国際オファリング

国際オファリングのもとで、売出株主は当初、220,000,000株のＨ株式を売出し、当社は当初、2,079,000,000株のＨ株式を募集する。これら国際オファリングによりオファーされるＨ株式（特定法人向け割当ておよび戦略的投資家割当てを含む。）は、グローバル・オファリングにおいて当初オファーされるＨ株式総数の95％に相当する。国際オファリングは、香港オファリングの前提条件の充足を条件として行われる。

国際引受人は、国際オファリングにおけるＨ株式の購入希望を専門投資家、機関投資家およびその他投資家（日本募集の対象となる投資家を含む。）から募る。一般に、専門投資家には、ブローカー、ディーラーならびに株式およびその他有価証券の取引が通常業務に含まれる会社（ファンド・マネジャーを含む。）ならびに定期的に株式およびその他有価証券に投資している法人が含まれる。専門投資家および機関投資家の投資希望者は、複数の価格または特定の価格をもって取得する意向のある、Ｈ株式の株式数を特定することが求められる（ブック・ビルディング）。

国際オファリングにおいて、Ｈ株式は、需要の水準や時期ならびに上場後に投資家がＨ株式を追加取得および／または保有することが見込まれるか、それとも売却することが見込まれるかといった様々な要因に基づいて割当てられる。かかる割当ては、一般に、当社および当社の株主全般のために広範な株主基盤が確立されるように国際オファリングにおいてオファーされるＨ株式を分配することを意図している。

香港オファリングにつき申込み未了が生じた場合は、香港オファリング共同主幹事は、当初香港オファリングの対象であったＨ株式のうち申込みがされていないものの全部または一部を国際オファリングに再配分することができる。

国際引受人または国際引受人が任命する販売代理人は、当社のために、（アメリカ合衆国1933年証券法（その後の改正を含む。）（以下「米国証券法」という。）のルール144Aに準拠して）米国における専門投資家および機関投資家に対して、ならびに米国証券法のレギュレーションＳに定義されるオフショア取引においてかつ同レギュレーションに依拠して香港、ヨーロッパおよび米国外のその他の法域における専門投資家および機関投資家に対して、国際オファリングの対象となるＨ株式を条件付で販売する。国際オファリングの対象となるＨ株式の販売は、下記「Ｈ株式の販売制限」の項に記載されるオファリングに関する制約を受ける。

日本募集は、国際オファリングの一部を構成し、国際引受人であるビー・エヌ・ピー・パリバ・ペレグリン、モルガン・スタンレー・インターナショナル、ノムラ・インターナショナル（香港）リミテッドおよび大和証券SMBC香港リミテッドに割当てられたＨ株式の一部が各国際引受人の販売受託者および販売再受託者を通じて日本において募集されるものである。日本においては、当社の新規発行株式のみが募集される。

国際オファリングは、下記「条件」の項に記載されたものと同一の条件に従う。国際オファリングに従って割当てられ、発行されるＨ株式の総数は、下記「香港オファリング」の項に記載されたクローバックに関する取決め、超過割当オプションの行使および当初香港オファリングの対象となったＨ株式で申込みがされていないものの再配分により変更される可能性がある。

特定法人向け割当て

ビー・エヌ・ピー・パリバ・ペレグリンは、国際オファリングの一環として、ある法人投資家の一社（以下「特定法人投資家」という。）との間で、3,000万米ドル（仲介手数料１％、証券先物委員会による賦課金0.005%、投資家補償手数料0.002%および香港証券取引所の取引手数料0.005%を含む。）の金額で最大限取得できるＨ株式数（１株未満は切り捨て）につきオファー価格での特定法人投資家による購入申込みにかかる特定法人向け売買契約を締結する。

特定法人投資家に購入されるＨ株式は、下記「香港オファリング」に記載されるように香港オファリングにおいて超過申込みがなされた場合に行われる国際オファリングおよび香港オファリング間での再配分の影響を受けない。

特定法人投資家による処分の制限

特定法人投資家は、ビー・エヌ・ピー・パリバ・ペレグリン（モルガン・スタンレー・インターナショナルと事前に協議する。）および当社の事前の書面による同意なしに、香港証券取引所への上場日から６ヵ月間（以下「特定法人投資家ロックアップ期間」という。）は特定法人向け割当てのもとで購入されたＨ株式およびかかるＨ株式に関連する当社のいずれかの株式またはその他の有価証券（以下「特定法人投資家関連株式」という。）を一切処分しないことを約束している。

上記にかかわらず、特定法人投資家は、特定法人投資家関連株式の全部または一部を特定法人投資家ロックアップ期間中に特定法人投資家の直接または間接の完全所有子会社に自由に譲渡することができる。ただし、以下を条件とする。(a)当該子会社は最初に、かかる譲渡に先立って上記の処分に関する制約に拘束されることを同意する旨の約束を当社およびビー・エヌ・ピー・パリバ・ペレグリンのために書面で行わなければならず、特定法人投資家は、かかる誓約に自らが拘束されている場合と同様に、当該子会社にかかる誓約を引き続き遵守せしめるものとし、また(b)特定法人投資家ロックアップ期間中に当該子会社が特定法人投資家の直接または間接の完全所有子会社の資格を喪失しかかっているかまたは将来喪失する場合には、当該子会社は、かかる資格喪失の前に、かかる特定法人投資家関連株式に対するその全持分を特定法人投資家または特定法人投資家の直接または間接の完全所有子会社に譲渡するものとし、また特定法人投資家は当該子会社に対しこれをなさしめるものとする。

戦略的投資家割当て

ビー・エヌ・ピー・パリバ・ペレグリンは、国際オファリングの一環として、ある戦略的投資家の一社（以下「戦略的投資家」という。）との間で、241,758,000株のＨ株式につきオファー価格での購入申込みにかかる戦略的投資家向け売買契約を締結する。かかる株数は、国際オファリングの当初オファー株数の約10.52%、またはグローバル・オファリング直後におけるＨ株式総数の約9.99%（超過割当オプションが行使されないと仮定した場合）に相当する。

戦略的投資家に購入されるＨ株式は、下記「香港オファリング」に記載されるように香港オファリングにおいて超過申込みがなされた場合に行われる国際オファリングおよび香港オファリング間での再配分の影響を受けない。

戦略的投資家による処分の制限

戦略的投資家は、ビー・エヌ・ピー・パリバ・ペレグリン（モルガン・スタンレー・インターナショナ

ルと事前に協議する。）および当社の事前の書面による同意なしに、香港証券取引所への上場日から６ヵ月間（以下「戦略的投資家ロックアップ期間」という。）は戦略的投資家向け割当てのもとで購入されたH株式およびかかるH株式に関連する当社のいずれかの株式またはその他の有価証券（以下「戦略的投資家関連株式」という。）を一切処分しないことを約束している。

上記にかかわらず、戦略的投資家は、戦略的投資家関連株式の全部または一部を戦略的投資家ロックアップ期間中に直接または間接の完全所有子会社に自由に譲渡することができる。ただし、以下を条件とする。(a)当該子会社は最初に、かかる譲渡に先立って上記の処分に関する制約に拘束されることを同意する旨の約束を当社およびビー・エヌ・ピー・パリバ・ペレグリンのために書面で行わなければならず、戦略的投資家は、かかる誓約に自らが拘束されている場合と同様に、当該子会社にかかる誓約を引き続き遵守せしめるものとし、また(b)戦略的投資家ロックアップ期間中に当該子会社が戦略的投資家の直接または間接の完全所有子会社の資格を喪失しかかっているかまたは将来喪失する場合には、当該子会社は、かかる資格喪失の前に、かかる戦略的投資家関連株式に対するその全持分を戦略的投資家または戦略的投資家の直接または間接の完全所有子会社に譲渡するものとし、また戦略的投資家は当該子会社に対しこれをなさしめるものとする。

香港オファリング

当社は、当初、グローバル・オファリングの対象となるH株式総数の５％に相当する121,000,000株のH株式を香港の一般投資家に向けて募集する。香港オファリングにおいてH株式はオファー価格で募集される。香港オファリングは、当社、売出株主および香港引受人の間で締結される2004年６月３日付の香港オファリングに関する引受契約（以下「香港引受契約」という。）の条項に従って、香港引受人によりオファー価格で全額買取引受される。

グローバル・オファリングが大規模なものであることならびにコンテナ輸送産業の専門的な性質のため専門投資家および機関投資家の旺盛な投資意欲が見込まれることを勘案し、ビー・エヌ・ピー・パリバ・ペレグリンは当社に代わって、以下のように、上場規則の実務注記第18第4.2項に規定されるクローバック要件に対する厳格な遵守の免除を香港証券取引所に申請している。香港オファリングにおいて有効に申込まれたH株式の数が、香港オファリングの対象となる当初のH株式数の(1)15倍以上50倍未満、(2)50倍以上100倍未満、および(3)100倍以上の場合には、当初香港オファリングの対象となるH株式の合計は、（超過割当オプション行使前の）グローバル・オファリングの対象となる当初のH株式全体のうち、(1)の場合は約7.5％、(2)の場合は約10％および(3)の場合は約20％に相当する、それぞれ181,500,000株、242,000,000株および484,000,000株に増加される。この場合、国際オファリングに配分されるH株式の数は、香港オファリング共同主幹事が適切と判断する方法により相応に削減され、かかる追加のH株式は香港オファリングに再配分される。国際オファリングのもとで特定法人投資家および戦略的投資家に販売されるH株式は、かかる再配分の影響を受けない。

香港オファリングの対象となるH株式と国際オファリングの対象となるH株式は、一定の場合、香港オファリング共同主幹事の裁量により相互に再配分される場合があり、また、前段落の記載を前提として、香港オファリング共同主幹事の裁量により、国際オファリングの対象となるH株式が、香港オファリングにおける有効な申込に充てるため香港オファリングに再配分される場合がある。さらに、香港オファリングが完全に申込まれなかった場合は、香港オファリング共同主幹事は、申込みがされていない香港オファリングに当初含まれていたH株式の全部または一部を国際オファリングに再配分する裁量権を有する。

香港オファリングにおける投資家へのH株式の割当ては、香港オファリングにおいて受領された有効な申込みの水準のみを基準とする。割当ての基準は申込人からの有効な申込みを受けたH株式の数に応じて変更される可能性があるが、割当ては完全な按分比例を基準として行われる。なお、香港オファリングにおけるH株式の割当ては、必要に応じて抽選で行われることがあり、この場合、一部の申込人が同数のH

株式を申込んだ他の者に比してより多くの割当てを受け、また、抽選に漏れた申込人がH株式を受領できないこともある。

条件

グローバル・オファリングの申込みの受理はすべて、以下を条件とする。

(i) 香港証券取引所の上場審査委員会が、H株式(超過割当オプションの行使によって追加的に発行・売却される一切のH株式を含む。)の上場を承認し、売買取引を許可すること。

(ii) 価格決定日頃に、国際引受契約が調印され、かつ交付されること。

(iii) 香港引受契約および国際引受契約(以下「引受契約」と総称する。)のそれぞれに基づく引受人の義務の前提条件が充足されており((香港引受契約については)香港オファリング共同主幹事(香港引受人を代表する。)または(国際引受契約については)国際オファリング共同主幹事(国際引受人を代表する。)によりいずれかの条件が免除された結果による場合を含む。)、かつ当該義務が、それぞれの契約の条項その他に従って解除されていないこと。

上記いずれの条件も、引受契約に指定された日時まで、かつ遅くとも2004年6月4日(以下「香港オファリング申込開始日」という。)から30日以内に充足されなければならない(ただし、かかる条件がかかる日時までに有効に放棄されている場合を除く。)。

香港オファリングおよび国際オファリングの完了は、それぞれ、とりわけ他方の前提条件がそれぞれの条項に従って充足されておりかつ解除されていないことを条件としている。

引受けの取決め

国際引受契約

国際オファリングについて、当社および売出株主は、国際引受人との間で国際引受契約を締結する。国際引受契約に基づき、国際引受人は、一定の条件に従い、上記「国際オファリング」記載の数量のH株式を購入するかまたは他の者に購入させることに個別に合意する。

国際引受契約に基づき、当社および売出株主は、国際オファリング共同主幹事に対して、ビー・エヌ・ピー・パリバ・ペレグリンが(モルガン・スタンレー・インターナショナルの事前の同意を得た上で)国際オファリング共同主幹事を代表して香港オファリングにおける申込みの最終日から30日以内に行使することができる超過割当オプションを付与する。同オプションが行使された場合、国際オファリングにおける超過割当分(もしあれば)を補填することのみを目的として、売出株主が(さらに国有資産監督管理委員会の承認および全国社会保障基金理事会の認可を受けることを条件として)総数で33,000,000株までの追加のH株式を売却し、当社が総数で330,000,000株までの追加のH株式の発行を行うことが要求される。

また、当社および売出株主は、米国証券法に基づく責任を含む一定の責任に関し、国際引受人およびその他一定範囲の者に対し補償を行い、また、かかる責任に関して、それらの者が要求される支払いを負担する旨合意する。

引受手数料

引受人は、グローバル・オファリングにおいてオファーされるH株式すべて(超過割当オプションに

従って発行または売却されるH株式を含む。）のオファー価格の総額の2.5%の引受手数料を受領し、そこから下引受手数料を支払う。スポンサーは、それに加えて、グローバル・オファリングに関連するファイナンシャル・アドバイザリー・フィーおよびドキュメンテーション・フィーを受領する。

また、2003年10月31日、当社は、ビー・エヌ・ピー・パリバ・ペレグリンとの間でレター形式の契約を締結し、そこで当社は、ビー・エヌ・ピー・パリバ・ペレグリンをH株式の香港証券取引所メイン・ボードへの上場申請に関する単独かつ排他的なスポンサーとして任命する旨確認した。かかる契約に基づきビー・エヌ・ピー・パリバ・ペレグリンは当社より報酬を得ることとなる。

誓約事項

当社は、香港証券取引所でのH株式の取引開始日から６ヵ月間は、グローバル・オファリングおよび超過割当オプションに従って行う場合、または、香港オファリング共同主幹事（香港引受人を代表する。）の書面による事前の同意を得かつ中国の管轄当局の合意（必要な場合）を得た上で上場規則の要件に準拠して行う場合を除き、当社の株式もしくはその他有価証券（ワラントもしくはその他転換権もしくは交換権付きの有価証券を含む。）を割当てもしくは発行せずまたは割当もしくは発行に合意せず、当社の有価証券を引受けまたは取得するためのオプション、ワラントまたはその他の権利を付与せずまたは付与することに合意せず、当社株式を保有することによる経済的利益の全部または一部を譲渡するスワップまたはその他取決めを締結せず、上記のいずれかの申入れを行わず、これらを行うことに合意せず、またはこれらを行う旨の意向を公表しないことに同意しており、当社が、上記の例外事由に則して上記のいずれかを行う場合または香港証券取引所でのH株式の取引開始日からの６ヵ月間の終了後に開始する６ヵ月の期間内に上記のいずれかを行う場合には、かかる行為により当社の株式またはその他有価証券の市場の混乱または誤りが発生しないようにあらゆる合理的な措置を講じる。

売出株主は、以下の事項を香港証券取引所および当社に約束している。ただし、グローバル・オファリングまたは超過割当オプションに基づき認められる場合は除く。

(a) 香港オファリング申込開始日から、香港証券取引所におけるH株式の取引開始日から６ヵ月後の日までの間は、売出株主がその実質的所有者であると本書で示される国内株式を処分せず、または当該国内株式の処分契約を締結せず、または当該国内株式についてその他の方法でオプション、権利、持分もしくは担保権を設定しないこと、および関連する登録所持人が上記事項を行わないよう取り計らうこと。

(b) 上記(a)に記載された期間の終了日から６ヵ月間は、当該処分の直後または当該オプション、権利、持分もしくは担保権の行使もしくは執行の際に売出株主が当社の支配株主（上場規則に定義される。）でなくなる場合には、売出株主がその国内株式を処分せず、または当該国内株式の処分契約を締結せず、または当該国内株式についてその他の方法でオプション、権利、持分もしくは担保権を設定しないこと、および関連する登録所持人が上記事項を行わないよう取り計らうこと。

売出株主は、香港証券取引所および当社に対して、香港オファリング申込開始日から、香港証券取引所におけるH株式の取引開始日から12ヵ月後の日までの間において、以下の事項を約束している。

(i) 売出株主が実質的所有者である当社の有価証券に対して、上場規則第10.07号(2)注記２に基づく認可機関を受益者として質権／担保権を設定した場合には、かかる質権／担保権の設定および質権／担保権設定の対象となった当社の有価証券の数を直ちに当社に対して書面で報告すること。

(ii) 質権／担保権設定の対象となった売出株主が実質的所有者である当社の有価証券についての質権者／担保権者から当該株式を処分する旨の通知を口頭または書面で受領した場合には、かかる通知を直ちに当社に対して書面で報告すること。

当社は、上記(i)または(ii)の事項について売出株主から報告を受けた場合、直ちに香港証券取引所に対して報告し、また、記者発表によりかかる事項を開示する。

上記の誓約事項の他に、売出株主はまた、譲渡制限期間内の国内株式の処分を制限する中国会社法の

制限に服する。従って、売出株主は、譲渡制限期間が終了するまでは、所有する国内株式を処分または譲渡することができない。

安定操作および超過割当

安定操作とは、引受会社が有価証券の販売促進のために一部の市場において用いる措置である。安定化を図るために、引受会社は、一定期間中、有価証券の当初オファー価格の低下を遅らせ、可能な場合には阻止するために、流通市場において新規発行有価証券のビッドを行い、買入れの合意をし、または買入れを行う場合がある。かかる取引は、いずれの場合にも適用ある法令による要件すべて（香港におけるかかる要件を含む。）に準拠して、かかる取引が許可されているあらゆる法域において行い得る。香港においては、安定操作取引価格が当初オファー価格を上回ることはない。その他の法域においては、安定操作取引価格が当初公募価格を上回ることができるか否かは法域により異なる。

グローバル・オファリングに関連して、ビー・エヌ・ピー・パリバ・ペレグリンまたはビー・エヌ・ピー・パリバ・ペレグリンのために行為する者は、香港オファリング申込開始日以降の一定期間中、H株式の市場価格を本来の市場価格よりも高い水準に維持することを目的として、H株式の超過割当またはその他の取引を行うことができる。かかる超過割当分の補填に当たり、ビー・エヌ・ピー・パリバ・ペレグリンは、（モルガン・スタンレー・インターナショナルの事前の同意を得た上で）香港オファリングにおける申込みの最終日から30日以内に超過割当オプションを行使するかまたは流通市場において公開市場での買入れ（もしくはかかる買入れの合意、申入れもしくは試み）を行うことができる。さらに、ビー・エヌ・ピー・パリバ・ペレグリンまたはビー・エヌ・ピー・パリバ・ペレグリンのために行為する者は、安定操作の際に設定したポジションを清算するために、安定操作において取得したH株式を売却し、または売却に合意することがある。ただし、ビー・エヌ・ピー・パリバ・ペレグリンまたはビー・エヌ・ピー・パリバ・ペレグリンのために行為する者はかかる操作を行う義務を有さず、かかる安定操作取引は、行われた場合でも、ビー・エヌ・ピー・パリバ・ペレグリンの絶対的裁量により随時中止することができる。超過割当の対象となるH株式の数は、超過割当オプションの行使により発行または売却が可能なH株式数の上限（グローバル・オファリングの当初の対象であるH株式の15%に相当する、H株式363,000,000株）を上回ることはない。

ビー・エヌ・ピー・パリバ・ペレグリンまたはビー・エヌ・ピー・パリバ・ペレグリンのために行為する者は、安定操作に関連して、H株式のロング・ポジションを維持する場合がある。かかるロング・ポジションの大きさおよびビー・エヌ・ピー・パリバ・ペレグリンまたはビー・エヌ・ピー・パリバ・ペレグリンのために行為する者がかかるポジションを維持する期間はビー・エヌ・ピー・パリバ・ペレグリンの裁量によるものであり、確実性はない。ビー・エヌ・ピー・パリバ・ペレグリンまたはビー・エヌ・ピー・パリバ・ペレグリンのために行為する者が公開市場における売却によりかかるロング・ポジションを清算した場合、H株式の市場価格は下落する可能性がある。安定操作に関して、ビー・エヌ・ピー・パリバ・ペレグリンは、ビー・エヌ・ピー・パリバ・ペレグリンのために行為する代理人を選任することができる。

香港オファリング申込開始日およびオファー価格の発表後のH株式の取引開始日に開始し、香港オファリングにおける申込みの最終日から30日後に終了する安定操作期間を超えてH株式の価格を維持するための安定操作取引を実施することはできない。安定操作期間は2004年７月９日に終了する予定であり、同日後は、安定操作が行われないため、H株式の需要が減少してH株式の価格が下落する可能性がある。安定操作期間の終了後７日以内に、証券先物条例に基づく証券先物（安定操作取引）規則に準拠して公告がなされる。

投資家は、安定操作の実施によりH株式の価格をオファー価格以上に維持できるとの保証はないことに留意されたい。安定操作取引の実施中にオファー価格以下の価格で安定操作取引のためのビッドが行われまたは売買取引が実行される場合がある。すなわち、投資家がグローバル・オファリングにおいてH株式

の取得のために払込んだ金額に満たない価格で安定操作取引のためのビッドが行われまたは売買取引が行われる可能性がある。

H株式の販売制限

香港または日本以外の法域においてH株式をオファーし、またはグローバル・オファリングにかかる目論見書および／またはグローバル・オファリングに関連する申込書を一般に交付するための措置は講じられていない。従って、当該オファーもしくは勧誘が認可されていないいかなる法域もしくはいかなる状況においても、または当該者に対する当該オファーもしくは勧誘が違法となるいかなる者に対しても、当該目論見書をオファーもしくは勧誘のために用いてはならず、また当該目論見書はオファーもしくは勧誘を構成しない。

2. 新規発行による手取金の使途

(1) 新規発行による手取金の額

払込金額の総額	発行諸費用の概算額	差引手取概算額
8,085,000千香港ドル (注1) (注2) (約109,552百万円)	未定 (注2)	未定 (注2)

(注1) 払込金額の総額は、グローバル・オファリングにおける当社の発行株式数（上記「1. 株式の募集－(2) 募集の方法および条件－①募集の方法－発行数」に記載。）に基づき、超過割当オプションが行使されず、発行価格が上記「1. 株式の募集－(2) 募集の方法及び条件－②募集の条件－発行価格」に記載の仮条件の中間値（1株当たり3.675香港ドル）に等しいものと仮定して算出した場合の見込額である。

(注2) 払込金額の総額、発行諸費用の概算額および差引手取概算額（いずれも香港ドル建て）は、価格決定日に決定される予定である。

(2) 手取金の使途

グローバル・オファリングからの手取金（超過割当オプションにより追加発行される株式の募集からの手取金を除く。）は、以下の目的に使用される。

(i) 船舶の購入のために約2,500百万人民元（約31,900百万円に相当）

(ii) 業界の慣行および業務のために必要とするコンテナの自己保有率を引上げるとの当グループの戦略に沿ったコンテナの購入のために約500百万人民元（約6,380百万円に相当）

(iii) 当グループの国内・国際輸送サービス能力増強のための増資として上海プハイへの資本注入のために約500百万人民元（約6,380百万円に相当）

(iv) 各銀行に対する借入債務残高の一部の返済のために約3,000百万人民元（約38,280百万円に相当）

(v) 残額は一般運転資本に充当される。

当グループの事業計画の一部が実現しないかまたは計画通りに進捗しない場合、当社取締役は、状況を慎重に評価した上で、当社取締役が当グループおよび株主全体のために最善であると判断する限りにおいて、調達予定資金を当グループの他の事業計画および／もしくは新規事業に再配分し、ならびに／または

かかる資金を短期預金として保有する可能性がある。当社取締役が、拠出予定資金を当グループの他の事業計画および／または新規事業に再配分する場合には、当社は適当な時期に発表を行う。

超過割当オプションが全部行使された場合、当グループは、追加手取金を一般運転資本に充当する。

当社取締役は現在、グローバル・オファリングの手取金で上記の目的に直ちに充当する必要のないものについては、中国の関連法令により許容される範囲において、かかる手取金を、短期預金として免許を付与された銀行もしくは金融機関に預金するかまたは短期金融市場商品の購入に充当することを意図している。

第２　売出要項

該当事項なし。

第３　その他の記載事項

要約届出仮目論見書および新株式発行届出目論見書の表紙に当社の商標ならびにグローバル・コーディネーター兼スポンサーとしてビー・エヌ・ピー・パリバ・ペレグリン、ジョイント・ブックランナーとしてビー・エヌ・ピー・パリバ・ペレグリンおよびモルガン・スタンレーの表示、日本における事務幹事会社および国際引受人の販売受託者の名称が記載される。

さらに、当該目論見書の「第一部－第３　その他の記載事項」に以下の文言を記載する。

「投資に際しての検討事項－リスク要因

投資家は、本書のあらゆる情報を慎重に検討しなければならない。特に、当社株式に対する投資に関する以下のリスク（かかるリスクの一部は、通常、香港またはその他の経済先進法域の企業の株式に対する投資には関連しない。）を評価しなければならない。 経営陣は、当グループの業務に関する一定のリスクが存在すると思料している。かかるリスクは、(i)コンテナ輸送産業に関するリスク、(ii)当グループに関するリスク、(iii)中国に関するリスクおよび(iv)グローバル・オファリングに関するリスクに分類される。上記(i)ないし(iii)のリスクについては、下記「第二部－第３－４．事業等のリスク」を参照されたい。

グローバル・オファリングに関するリスク

当社は、チャイナ・シッピングにより引続き支配されており、チャイナ・シッピングの利益が当社の他の株主の利益と一致しない可能性がある。

グローバル・オファリング前には当社はチャイナ・シッピングの完全所有子会社であった。グローバル・オファリング直後において、チャイナ・シッピングは、当社の発行済株式資本の59.87％（超過割当オプションが行使されないと仮定した場合。）を保有する。当社の最大株主として、かつ当社の定款および適用法令を遵守して、チャイナ・シッピングは、当社の全般的な戦略および投資に関する決定を含む主要な方針の決定に重大な影響を以下の方法で及ぼすことができる。

・取締役の選定の支配、およびそれによる上級業務執行者の選定の間接的な支配

・配当の支払時期および金額の決定
・年間予算の承認
・株式資本の増加または削減の決定
・有価証券の新規発行の規模および時期の決定
・合併、買収および当グループの資産または事業の処分の承認
・定款の改正

当社の過半数株主としてのチャイナ・シッピングの利益は、当社の他の株主の利益と相反することがある。従って、チャイナ・シッピングは、自らの利益に適うが他の株主の最大の利益とはならない可能性のある行為（過度に高率の配当分配等を含む。）を行うことがある。

投資家は、目論見書全体を入念に読み、最近発表された当グループに関するマスコミの報道の記事または財務予測には一切依拠しないよう留意されたい。かかる記事または予測の一部は、本書に記載の情報と一致していない。

当社は、最近、マスコミにおいて、一定の財務情報、財務および営業予測ならびに当グループの業務の詳細を含む当グループに関する報道がなされたことを了知している。かかる情報の一部は、本書に記載の情報と一致していない。かかる情報は、当社の承認または同意なしに発表されたものである。かかる情報は正確でない可能性がある。かかる情報は、かかるマスコミの報道において論じられていない一定の前提または不確実性を条件としている可能性がある。かかる前提は当社の見解を表していない可能性がある。

当社は、すべての投資家に対して、グローバル・オファリングの対象となるH株式の申込みまたは購入を決定する際には、本書の情報を検討・考慮し、当グループに関して最近発表されたマスコミの報道の記事または財務予測には一切依拠しないよう注意を喚起するものである。

当社H株式について流動性のある市場が存在しない可能性がある。

グローバル・オファリング前には、当社のH株式に関して公開の市場（香港証券取引所を含む。）は存在していなかった。H株式の上場承認および売買取引の許可に関する申請が香港証券取引所の上場審査委員会に対してなされている。しかしながら、当社取締役は、H株式について、グローバル・オファリング後に活発かつ流動性のある公開の取引市場がどの程度展開されるかを予測することはできない。H株式のオファー価格は、当社、売出株主および香港オファリング共同主幹事（引受人を代表する。）との交渉により決定され、グローバル・オファリング後のH株式の市場価格とは著しく乖離する可能性がある。さらに、H株式の価格および取引量が乱高下する可能性もある。当グループの収益、利益およびキャッシュ・フローの変動、新技術の発表、中国政府の法令、規則または政策の変更、コンテナ輸送産業の構造に対する中国政府の現在の見解および同産業に対する政策の変更、H株式に対する香港市場の深度および流動性、当グループ、中国およびアジア太平洋地域に対する投資家の認識、香港、中国およびアジア太平洋地域における経済・市場情勢全般、コンテナ輸送産業の状況に関する投資家の見解ならびにその他の事象および要因等の要因が、H株式の取引量および取引価格に突然の大幅な変動を引き起こす可能性がある。

当社の株価が大きく変動する可能性がある。

グローバル・オファリング後、当社のH株式の取引価格は、とりわけ以下の要因に反応して大幅に変動する可能性がある。

・当グループの中間または年次経営成績の動向
・証券アナリストによる業績予想の変更
・当グループに対する投資家の認識ならびに香港および中国を含むアジアにおける投資環境
・コンテナ輸送産業に関する政策および状況の変化

・当グループまたは競合企業の価格設定方針の変更
・当社H株式の市場の深度および流動性
・当社H株式の需要および供給
・主要な人材の採用または退職
・一般的な経済その他の要因

さらに、近年は、株式市場全般および特に中国企業の株式については株価および取引高が大きく変動している。かかる変動の中には、当該企業の経営成績と関係または対応していないものもある。これらの広範な市場および産業における変動により、当社H株式の市場価格が悪影響を受ける恐れがある。

新株式発行による追加的な資金調達の結果、当社の株主は希薄化の影響を被る可能性がある。

当グループは、将来において、既存業務の拡大もしくは新規展開または将来の買収のための資金を調達するため、追加的資金調達を行わなければならないことがある。追加資金調達が、既存の株主に対する按分によるものではない当社の新株または株式にリンクされた有価証券の発行によってなされる場合には、当社に対する株主の持分割合が減少し、株主が希薄化の影響を受けることがあり、および/またはかかる有価証券がH株式に優先する権利、オプションもしくは先取権を有する可能性がある。

投資家は株主割当に参加できない可能性があり、保有株式の希薄化を受けることがある。

当グループは、随時、有価証券を取得する権利を含む権利を株主に分配することがある。当グループは、当該権利および当該権利が関係する有価証券の分配および売却が、米国証券法(または日本証券取引法)のもとでH株式の保有者すべてについて登録(または届出)が免除されていない限り、またはそれらが米国証券法(または日本証券取引法)のもとで登録(または届出)されない限り、H株式の保有者には当該権利の分配を行わない。当グループが米国証券法(または日本証券取引法)のもとでの登録(または届出)免除を受けられるとの保証はなく、また当グループは、当該権利もしくはその対象となる有価証券について登録届出書(または届出書)を提出し、または登録届出書(または届出書)が米国証券法(または日本証券取引法)に基づき有効と宣言されるよう努める義務を有さない。従って、H株式の保有者は株主割当に参加できない可能性があり、その結果、保有株式の希薄化を受けることがある。さらに、当グループが、未行使もしくは未分配の権利を売却することができないか、またはかかる売却が違法であるかもしくは合理的に実行可能でない場合、当グループはかかる権利を失効させることができ、その場合にはH株式の保有者は、当該権利について何らの価値も受けない。

配当の支払は適用ある中国法による制限を受けることがある。

中国法によれば、配当は配当可能年間利益からのみ支払われ得る。配当可能年間利益とは、中国GAAPまたは香港GAAPにより計算される当社の税引後利益のいずれか低い方から、過年度の累積損失と当社に要求されている一定の積立金(法定準備金、法定公益金および(もしあれば)任意積立金を含む。)への繰入れを控除したものを意味する。特定の年度において配当されなかった配当可能年間利益は留保されて次年度以降の配当支払のために供されることになる。しかし、通常、当社は当該年度において配当可能年間利益がなければいかなる配当も行うことはない。

H株式の保有者は中国の課税に服する可能性がある。

中国の税法規に基づき、当グループが中国国外においてH株式の保有者に対して支払った配当は、現時点においては中国の所得税の適用を免除されている。加えて、個人または企業の保有するH株式の売却その他の処分によって実現される利得についても、現時点においては中国の所得税の適用を免除されている。将来においてかかる適用が免除されなくなった場合には、当社H株式の保有者は、配当にかかる源泉徴収税(現

行税率20%）またはキャピタル・ゲイン課税（現行では個人に対して税率20%）に服することがある。「第二部－第１－３．課税上の取扱い－(1)中国における課税－(b) 株主に対する課税」の項を参照のこと。

当社の実際の財務状態は、本書に含まれる財務予想と著しく異なるものとなる可能性がある。

「第二部一第３－７．財政状態及び経営成績の分析－利益予想」の項に記載された利益予想は、2004年12月31日終了年度における当グループの経営成績に関する本書の日付現在の当社取締役の最良の予想である。かかる利益予想は、当社取締役が責任を有しており、当グループの2004年３月31日に終了した３ヵ月間の非監査連結管理計算書および2004年12月31日に終了する残り９ヵ月の業績予想に基づき、かついくつかの前提（その一部は実現しないかまたは変更されることがある。）に基づいて作成されている。さらに、不測の事由により、当グループの実際の業績が悪影響を被ることがある。このため、実際の業績が利益予想と異なることがあり、また利益予想との乖離が大幅であることがある。投資家は、利益予想に過度に依拠しないよう留意されたい。

将来の見通しに関する記述に関するリスク

本書には、将来の見通しに関する一定の記述または情報が記載されており、「予測する」、「予想する」、「思料する」、「推定する」、「～の可能性がある」、「～することがある」、「～するはずである」、「～であろう」等の将来の見通しを表現する用語が用いられている。これらの記述には、とりわけ、当グループの成長戦略の考察ならびに将来の業務、流動性および資金源に関する予測が含まれている。当社株式の購入者および申込人は、将来の見通しに関する記述に依拠することにはリスクおよび不確実性が伴い、また、当社は将来の見通しに関する記述は合理的な前提を根拠としていると思料しているが、かかる前提の一部または全部が不正確となり、その結果、かかる前提に基づく将来の見通しに関する記述もまた不正確となる可能性があることに留意されたい。上記およびその他の不確実性を鑑みて、本書中に記載された将来の見通しに関する記述は、計画または目標が達成されるとの当社による表明とみなされるべきではなく、投資家は、かかる将来の見通しに関する記述に過度に依拠しないよう留意されたい。

当グループは、本書に記載された中国、中国経済または中国のコンテナ輸送産業に関する事実および統計の正確性を保証することはできない。

「第二部－第２－３．事業の内容－(1)事業－概観」、「第二部－第２－３．事業の内容－(1)事業－主要な強み」、「第二部－第２－３．事業の内容－(3)業界の概観－国際コンテナ海運業界」および「第二部－第３－３．対処すべき課題」に記載された中国、中国経済または中国のコンテナ輸送産業に関する本書中の事実および統計の一部は、とりわけ、一般に信頼性があると思料される公開された公式の様々な資料から出典されている。しかしながら、当グループは、かかる資料の質および信頼性を保証することはできない。当グループは、かかる事実および統計を独自に検証しておらず、従って、当グループは、かかる事実および統計の正確性に関して何ら表明を行っていない。かかる事実および統計は、中国内外でまとめられた他の情報と不整合であることがあり、また、完全または最新でないこともある。収集方法に不備があり、または無効である可能性、公開情報と市場慣行との相違およびその他の問題のため、本書中の統計は不正確であることがあり、また、期間ごともしくは他の経済地域で作成された統計と比較できない可能性があるため、かかる統計に過度に依拠しないよう留意されたい。さらに、かかる事実および統計が他と同一の基準でまたは同一の正確性をもって記載または集計されているとの保証はない。しかしながら、当社取締役は、本書においてかかる事実および統計を資料から複製するに当たっては合理的な注意を払っている。

いずれの場合も、投資家は、かかる一切の事実および統計に依拠する程度について熟考すべきである。」

さらに、当該目論見書の末尾に以下の用語集を記載する。

「用語集

この用語集には、当社とその事業に関連して本書において使用される用語の解説が含まれている。この用語集と各用語に与えられた意味は、業界で用いられている標準的な意味や用法とは異なる場合がある。

「裸傭船」	傭船者が船舶保険の加入、補助船舶機器、補給品・保守、船舶の運航・管理、すべての運航コストに責任を負い、かつ、傭船者が所定の期間にわたり船舶を占有し、使用し、運航し、船舶所有者にその間の傭船料を支払う一方で、船舶所有者が船舶のみを供給する傭船契約の一形態。
「船荷証券」	運送品の契約および運送人がすでに財貨を受け取り、船積みしたことを証明するために運送人が発行し、または運送人の名義で発行される文書。この文書には、財貨の種類および数量、荷送人、荷受人、船積み港、陸揚げ港ならびに運搬船に関する情報が含まれる。
「積荷目録」	船舶の積載品の一覧ならびに荷送人および荷受人の名称を記載した船積書類。
「運送人」、「輸送業者」または「海運業者」	営利目的で旅客または財貨を輸送する個人または組織。
「傭船」	指定された航海のために一定の期間にわたり固定料金で一定の目的のために船舶を傭船し、または雇うこと。
「荷受人」	運送品の引渡しを受ける相手として船荷証券にその名を記載される者。
「委託貨物」	一般運送人を用いて一方の場所にいる一方の者から他方の場所にいる他方の者に送られる財貨または財物。
「荷送人」	運送人に財貨の輸送を依頼した者として船荷証券にその名を記載される者。
「コンテナ」	船積み用に設計された耐候性のボックス。
「コンテナ貨物」	コンテナで輸送される貨物。
「通関手続き」	輸出品や輸入品を通関させるプロセス。
「税関申告書」	輸出品や輸入品を通関させるための税関への申請書。
「デポ」	コンテナを積み上げるためにコンテナ・ターミナル外にあるコンテナ・ヤード。
「FEU」	40フィート・コンテナ換算単位。長さ40フィート、高さ８フィート６インチ、幅８フィートのコンテナの容積の標準測定単位。
「統合ロジスティクス」	原材料供給から製品の流通にいたるまでを単一のプロセスとして捉えるサプライ・チェーン全体の総合的見方。サプライ・チェーンを構成するすべての機能は、個々の機能を個別に管理するのではなく、単一の実体として管理される。

「在庫管理」	在庫管理を通じて製品の利用可能性を確保するプロセス。
「共同配船」	この取決めの下では、海運会社数社がそれぞれ一定数の船舶を出し合って定期航路を共同運航する。この種の取決めの詳細については、「第二部－第２－３．事業の内容－(1)事業－共同配船およびスロット・チャーター」の項を参照されたい。
「定期船」	所定の港の間を定期的に航行する船舶。
「複合一貫輸送」	１以上の輸送モードで財貨を輸送する方式。
「非船舶運航業者（NVOCC)」	非船舶運航業者。船舶を所有または運航せずに、通常はハウス船荷証券を発行して海運サービスの提供に従事する運送人を意味する海運業界用語。
「海上運賃後払い」	荷受人が海上運送費用の支払いに責任を負う財貨輸送の支払方法の１つ。この種の取決めの詳細については、「第二部－第２－３．事業の内容－(1)事業－販売とマーケティング－価格設定方針と支払い」の項を参照されたい。
「水先案内」	船舶を誘導して入港（出港）し、または危険水域を通るときに水路の案内をする行為。
「貨物運賃前払い」	荷送人が海上運送費用の支払いに責任を負う財貨輸送の支払方法の１つ。この種の取決めの詳細については、「第二部－第２－３．事業の内容－(1)事業－販売とマーケティング－価格設定方針と支払い」の項を参照されたい。
「スロット交換・購入」	コンテナ海運会社が自社の船舶上のコンテナ・スペースを他のコンテナ海運会社に提供する取決め。海運会社は、スロットを交換することができるか、または同様のまたは異なる取決めに基づきパートナーからスロットを購入し、もしくは賃借することができる。この種の取決めの詳細については、「第二部－第２－３．事業の内容－(1)事業－共同配船およびスロット・チャーター」の項を参照されたい。
「船腹予約」	特定体積の貨物の運搬についての運送人との事前取決め（すなわち、船腹の予約)。
「ステベドア」または「船内荷役作業員」	「港湾労働者」ともいう。本船の積み卸し作業および他の各種関連作業活動を容易にするためのターミナル・オペレーター。
「TEU」	20フィート・コンテナ換算単位。長さ20フィート、高さ８フィート６インチ、幅８フィートのコンテナの容積の標準測定単位。
「定期傭船」	特定の期間にわたり船舶所有者が船舶を傭船者に傭船する傭船契約の一形態。当該期間中、傭船者は船舶のレギュレーションおよび運航と燃料費、港湾料、曳船費などの料金の支払いに責任を負う。船舶所有者は、船舶の保守と乗組員給与、その他の固定費（保守費、修繕費、保険、減価償却費など）の支払いにのみ責任を負う。」

第二部　企　業　情　報

第１　本国における法制等の概要

１．会社制度等の概要

(1)　提出会社の属する国・州等における会社制度

1993年12月29日、全国人民代表大会は中国会社法を公布し、同法は1994年７月１日付けで施行された。中国会社法の実施前は、株式会社の設立および規制は、1992年５月15日に中国経済体制改革委員会が公布した(株式会社についての標準意見書)(以下「標準意見書」という。)によって規律されていた。標準意見書は、中国会社法によって置換された。標準意見書に従って設立された株式会社の法的地位はそのまま維持され、これらの会社は、1996年12月31日までに中国会社法の規定に適合させ、会社法に従って標準化を行うよう要求された。中国会社法第85条および第155条に従い、1994年７月４日に、中国国務院によって特別規定が採択された。1994年８月27日、海外上場を予定する中国株式会社のすべての定款に盛り込むことを要求される必須条款が中国証券監督管理委員会と中国経済体制改革委員会により共同で公布された。その後必須条款は、中国証券監督管理委員会と中国経済体制改革委員会が共同で公布した(香港上場される株式会社の定款に対する補足改正に関する意見書)(以下「補足改正」という。)により補足された。補足改正により補足された必須条款は当社定款に盛り込まれている。

以下は、中国会社法、特別規定および補足改正により補足された必須条款の規定の要約である。

(i) 一般

中国会社法は２種類の会社を規律している。すなわち、中国で設立される閉鎖会社組織としての有限会社であり、もう一つは株式会社として中国で設立された会社である。これらの会社はともに、法人としての地位を有している。有限会社の社員の責任は、出資した資本の額に限定され、会社は、その所有する資産の額を限度としてその債権者に責任を負う。株式会社は、等しい額面金額を有する株式に分割される登録資本を有する会社である。その株主の責任は、彼らが引き受けた株式の金額に限定され、会社はその所有する資産の全額を限度に債権者に対して責任を負う。会社は、他の有限会社および株式会社に投資することができる。中国国務院により授権された投資会社および持株会社を除き、ある会社が他の株式会社および有限会社に対して有する投資の総額は、その純資産の50%を超えてはならない。必須条款によれば、会社は、会社の監査部署の承認を条件に、持株会社として機能することができる。以下で「会社」とは、中国会社法のもとで設立された株式会社で、香港で直接募集・上場される海外上場外国株式を発行する会社をいうものとする。

(ii) 設立

中国会社法のもとで、会社は、発起設立または募集設立のいずれによっても設立することができる。発起設立された会社の発行済株式はすべて、発起人により引き受けられなければならない。募集設立の場合、当該会社の発行済株式の35%以上を発起人が引き受けることを要し、残りは公募によって引き受けられることを要する。中国会社法のもとで、会社の設立は、設立形態にかかわらず、最低５名の発起人を要し、そのうち半数以上は中国に在住するものでなければならない。募集設立により株式会社に組織変更される国有企業については、発起人の数は５名未満でよい。特別規定のもとで、国有企業またはその資産の過半数を国が所有する企業は、関係規則に従って株式会社に組織変更することが可能であり、株式を海外の投資家に募集することができる。もしかかる会社が発起設立により設立された場合、発起人の数は５名未満でもよく、会社は設立後に新株式を発行することができる。

(iii) 会社の設立手続

会社の設立には、中国国務院または関係する地方の人民政府により授権された政府部局の承認を得なければならない。

発起設立により設立された会社の場合、発起人は、彼らが引き受けた株式の金額を全額払い込んだ（金銭出資か現物出資かを問わない。）後に、取締役会および監査役会のメンバーを選任しなければならない。会社の取締役会は、会社の定款および資本確認報告書などの付属書類を工商行政管理局(以下「工商行政管理局」という。)または地方工商行政管理局(以下「地方工商行政管理局」という。)に提出して会社の登記を受けなければならない。募集設立された会社の場合、発起人は、関係する証券管理当局に対し、公募申請書を、(1)定款草案、(2)目論見書、(3)株式払込取扱銀行の詳細、(4)引受会社の名称および(5)引受契約などを含む付属書類を提出しなければならない。発起人は、関係証券管理当局の承認が得られた後でなければ株式の公募を行うことはできない。株式が全額払い込まれた後30日以内に、会社の創立総会が発起人により招集されなければならない。創立総会で審議されるべき事項には、会社定款の採択、取締役の選任、監査役会のメンバーの選任および発起人が現物出資した資産に付される評価額の検討が含まれる。会社の取締役会は、創立総会から30日以内に、会社の登記のために、所定の書類を工商行政管理局または地方工商行政管理局に提出しなければならない。会社の設立日は、工商行政管理局または地方工商行政管理局により営業許可証が発行された日である。

(iv) 発起人の責任

中国会社法のもとで、会社の発起人は、下記事項について連帯責任を負う。

(1) 会社が設立されなかった場合に、その手続に関連して発生した費用および負債の支払

(2) 会社が設立されなかった場合に、引受人に対する申込金および同一期間の銀行預金金利に相当する利息の返還

(3) 会社の設立過程における発起人の義務不履行の結果、会社が被った損害

1993年4月22日に中国国務院が制定した株式の発行および取引に関する暫定規則(以下「暫定規則」という。)によると、会社の発起人は、目論見書の内容の正確性に共同責任を負い、また目論見書が誤解を招く記述を含みまたは重要な情報の記載を欠くことのないよう確保することを要求される。

(v) 株式

(aa) 登録資本

会社の登録資本とは、工商行政管理局または地方工商行政管理局によって登録された払込資本の総額である。会社の最低登録資本の額は10,000,000人民元である。株式を証券取引所に上場することを関係証券管理当局から認められた会社は、50,000,000人民元以上の登録資本を有することを要求される。会社の登録資本は、均一の額面金額を有する株式に分割される。会社の引受人は、金銭、または資産、知的財産権、非特許技術および土地利用権の出資のいずれによっても株式を引き受けることができる。ただし、知的財産権および非特許技術の出資により引き受けられる株式は、会社の登録資本の20%を超えてはならない。株式が、資産の出資を見返りに割り当てられる場合、当該資産は、出資の前に評価額を決められ、その所有権が確認されることを要する。

(bb) 株式の割当および発行

株式の発行は、透明性、平等および公正の原則に基づいて行われなければならない。同種の株式には、等しい権利が付されなければならない。株式が同時に発行される場合、各株式の割当の条件（引受価格を含む。）は同種の他の株式と同一であることを要する。株式は、券面額または券面額を上回る価額で発行することができるが、券面額を下回る価格で発行することはできない。

(cc) 記名式株式または無記名式株式

株式は、記名式または無記名式のいずれでも発行することができる。発起人、国が指定した投資機関および法人に発行される株式は、記名式でなければならず、ノミニー名義で保有されることはできない。一般公衆に発行される株式は、記名式または無記名式のいずれでもよい。特別規定および必須条款は、外国人投資家に発行され、海外上場される株式は、記名式で、人民元建てとし、外貨で引き受けられねばならないことを定めている。特別規定および必須条款のもとで、香港、中国のマカオ特別行政区および台湾の投資家を含

む外国人投資家に発行され、海外上場される株式は、「海外上場外国株式」と呼ばれ、上記の領土以外の中国国内の投資家に発行される株式は、「国内株式」と呼ばれる。会社は、国務院の証券管理部局の承認を得て、海外の一般公衆に株式を募集することができる。国務院は、株式のかかる公募に関する詳細な手続を定める権限を有している。引き受けられるべき株式数を規定することのほか、引受契約は、証券監督当局の事前の承認を得た上で、海外上場外国株式の15%までを特別規定のもとで募集されるべき株式総数の一部として留保することを規定することができる。

会社は、記名式で発行された株式について株主名簿を備え置かなければならない。株主名簿には、株主の詳細、各株主の保有株式数および株主が当該株式の保有者となった日などの情報を記載しなければならない。会社は、発行済無記名式株式の金額、各無記名式株式の記番号および各無記名式株式の発行日を記録しなければならない。

(vi) 増資

中国会社法のもとで、会社は、下記を条件に、新株を発行することで増資を行うことができる。

(1) 直前に発行された株式が全額引受済みであり、直前の株式募集から1年以上が経過していること。ただし、特別規定のもとでは、もし会社が海外上場外国株式の発行により増資を行う場合には、前回の株式募集からの経過期間は12ヵ月未満でもよい。

(2) 会社が株式の新規発行に先立つ3事業年度の各期において利益を計上しており、株主に配当を分配しうる状態にあること。

(3) 株式の新規発行に先立つ3事業年度の会社の財務および決算書類に虚偽記載がないこと。

(4) 会社の予想配当利回りが、同一期間の銀行預金金利を上回ること。

株式の発行は、株主総会で承認されることを要する。株主の承認が得られた後、会社の取締役会は、国務院または地方人民政府の権限を有する部局の承認を得なければならない。会社が公募により株式を発行する場合、関係する証券管理当局の承認もまた必要となる。新株の引受けが完了した時点で、会社は登録資本の増加を工商行政管理局または地方工商行政管理局に登記し、公告を行わなければならない。

(vii) 減資

最低登録資本要件を満たすことを条件に、会社は、中国会社法に定める以下の手続に従ってその登録資本を減少させることができる。

(1) 会社は、貸借対照表および財務諸表を作成しなければならない。

(2) 登録資本の減少は、株主総会で承認されていること。

(3) 会社は、減資を承認する決議が採択された後、10日以内にその債権者に対して減資を通知し、かつ30日以内に3回以上新聞に公告を掲載しなければならない。

(4) 会社の債権者は、法定の期限内に、会社に対しその債務を弁済するかまたは債務の担保のための保証を提供するよう要求することができる。

(5) 会社は、工商行政管理局または地方工商行政管理局に対し、登録資本の減少を登記申請しなければならない。

(viii) 株式の買戻し

会社は、自己株式を取得することはできない。ただし、会社が登録資本の減少または当該会社の株式を保有する他の会社との吸収合併により株式を消却する場合、または法律および行政理規則により認められる他の目的で株式を消却する場合はこの限りでない。必須条款によれば、会社の定款に従った必要な承認および関係する監督当局の承認を取得した後、会社は、上記の目的のため、株主に対する公開買付の申込または証券取引所での買付けまたは市場外取引によりその発行済株式を買い戻すことができる。中国会社法のもとで、会社は、自己株式の買戻しから10日以内に、適用ある法令に従い、買い戻した株式を消却し、登記事項を変更し、公告しなければならない。

(ix) 株式の譲渡

株式は、関係法令に従って譲渡することができる。株主は、法律に従い設立された証券取引所においてのみ持株を譲渡することができる。記名式株式は、当該株主が株券裏面に裏書署名した後、または適用ある法令に定める他の方法で譲渡することができる。発起人に発行された株式は、会社の設立から3年以内に譲渡することはできない。会社の取締役、監査役および経理（マネージャー）が保有する株式は、当該会社で役職にある間は譲渡することができない。中国会社法のもとでは、会社の一株主の保有割合に関する制限はない。

(x) 株主

中国会社法および必須条款に基づく株主の権利には下記が含まれる。

(1) 会社の株主総会に自ら出席し、議決権を行使する権利、または代理人を任命し、自己に代って議決権を行使させる権利

(2) 会社の定款、株主総会議事録および財務報告を閲覧し、会社の運営に関して提案および質問を行う権利

(3) 持株を法律に従って譲渡する権利

(4) 会社の清算時にその株式持分割合に応じて残余財産の分配を受ける権利

(5) 株主総会または取締役会で採択された決議が法律または行政規則または株主の正当な利益を損う場合に、人民法院にその差止を請求する権利

株主は、引き受けた株式の金額の限度で会社に対して責任を負う。株主は、会社の定款に定める他の権利を享受することができ、同定款に定める義務を負うことを要求される。

(xi) 株主総会

(aa) 総会における株主の権限

株主総会は、会社の機関であり、以下の権限を行使することができる。

(1) 会社の営業方針および投資計画を決定すること

(2) 株主の代表である取締役および監査役を選任または解任し、取締役および監査役の報酬を決定すること

(3) 取締役および監査役の報告を審議し、承認すること

(4) 年次財務予算案および決算案を審議し、承認すること

(5) 利益分配案および欠損補填案を審議し、承認すること

(6) 会社の増資または減資を承認すること

(7) 会社の社債発行を承認すること

(8) 会社の合併、分割、解散および清算を承認すること

(9) 会社定款の改正を承認すること

(bb) 定時株主総会および臨時株主総会

株主総会は、定時株主総会と臨時株主総会に分けられる。定時株主総会は毎年1回開催しなければならない。臨時株主総会とは、定時株主総会以外の株主総会で、下記事由のいずれか発生した後2ヵ月以内に招集されなければならない。

(1) 取締役の員数が中国会社法または定款のもとで要求される員数の3分の2を下回った場合

(2) 会社の累積損失が払込済資本の3分の1に達した場合

(3) 会社の株式の10%以上を保有する株主の請求があった場合

(4) 取締役会または監査役会がかかる総会を必要と判断した場合

(cc) 株主総会の議事

株主総会は取締役が招集し、取締役会会長がその議長を務めるものとする。中国会社法のもとで、株主総会の招集通知は会日の30日以上前に行わなければならない。無記名式株式を発行している会社は、株主総会につき、総会が開催される日の45日以上前に公告しなければならない。特別規定および必須条款のもとでは、総会で審議すべき事項ならびに総会の日時および場所を明記した株主総会通知を45日前に株主に対して行うことを要求される。特別規定および必須条款のもとでは、株主総会に出席する予定の株主は、会社に対し、会日の20日前に書面による出席確認書を提出しなければならない。会社の議決権の５％以上を保有する株主は、特別規定のもとで、会社に対し定時株主総会で審議すべき新たな決議を書面で提案することができ、会社は株主総会の権限内である決議案についてはこれを総会の議題に含めなければならない。

中国会社法は、株主総会の定足数要件を定めてはいない。特別規定および必須条款は、株主総会は、もし会社の議決権の50%以上を保有する株主が総会に出席する意思のあることを会日の20日前に書面で回答した場合には、株主総会を開催することができるとしている。50%の基準が達成されない場合でも、会社が回答受付締切日後５日以内に株主に対し総会で審議すべき事項ならびに総会の日時および場所を公告により通知した場合には株主総会を開催することができる。

株主総会に出席した各株主は、その保有する１株毎に１個の議決権を有する。株主は、代理人を任命して自己の代わりに株主総会に出席させ、議決権を行使させることができる。株主総会で提案された通常決議は、本人または代理人が総会に出席した株主の投じた票の過半数で採択されなければならない。ただし、(1)会社定款の改正、(2)会社の合併、分割または解散、(3)会社による増資および減資ならびに任意の種類の株式、社債および有価証券の発行、(4)株主総会が通常決議により会社に重要な影響を及ぼす可能性ありと判断し、特別決議による承認が必要であると決議したその他の事項については、必須条款のもとで、投じられた票の３分の２以上で承認されることを要する。

必須条款は、ある種類に属する権利の変更または廃止の場合には、種類株主総会を開催すべきことを要求している。国内株式の保有者および海外上場外国株式の保有者は、異なる種類の株主であるとみなされる。

(xii) 取締役

(aa) 取締役会

会社の取締役会は、５名ないし19名の取締役で構成される。取締役の任期は、会社定款に定められるが、任期は３年を越えることはできない。取締役は、再任されれば連続した任期を務めることができる。会社の取締役会は、以下の権限を行使することができる。

(1) 株主総会の招集を提案し、その職務履行について株主に報告すること

(2) 株主総会により採択された決議を実行すること

(3) 会社の事業計画および投資計画を決定すること

(4) 会社の年次予算案および決算案を作成すること

(5) 利益処分案および欠損補填案を作成すること

(6) 登録資本の増資もしくは減資案または社債の発行案を作成すること

(7) 合併、分割または解散案を立案すること

(8) 会社の内部管理機構を決定すること

(9) 経理（マネージャー）を任免すること、経理の勧告を受けて副経理（副マネージャー）および財務責任者を雇用または解雇し、彼らの報酬を決定すること

(10) 管理統制システムを決定すること

さらに、必須条款は、取締役会はまた、会社定款の改正案を作成する責任も有すると定めている。

(bb) 取締役会

取締役会の定例会議は、１年に２回以上開催されるものとする。定例会議の通知は会日の10日以上前に行わなければならない。他の特別会議の通知は、取締役会が定める方法により、かつその定める通知期間により行われるものとする。

取締役会会議には、取締役の過半数が出席しなければならない。取締役は、本人自ら出席することもでき、または代理人を任命して代行として出席させることもできる。取締役会決議はすべて、取締役の過半数の賛成票により採択されるものとする。取締役会で採択された決議はすべて、当該取締役会議事録に記録され、出席取締役および議事録に記録した者により署名される。もしいずれかの取締役会決議が適用ある法令または会社定款に抵触し、会社に深刻な損害を及ぼすこととなる場合には、当該決議の採択に参加した取締役は、会社に対して個人的に責任を負う（ただし、当該決議に反対票を投じた取締役およびその旨が当該議事録に記録された取締役についてはこの限りでない。）。

(cc) 取締役会会長

取締役会は、会長１名を任命する。会長の任命は、取締役の過半数により承認されなければならない。会長は、会社の代表権を有し、以下の権限を行使することができる。

(1) 株主総会の議長を務めること、また取締役会会議を招集し、議長を務めること。

(2) 取締役会決議の実行状況を調査すること

(3) 会社が発行する株券および社債に署名すること

(dd) 取締役の欠格事由

中国会社法は、以下の者は取締役になることができないと定めている。

(1) 市民権を有しないかまたは市民権が制限される者

(2) 汚職、収賄、資産横領または社会経済秩序破壊の犯罪を犯し、刑事処分を受けた者であり、かつ、かかる刑期終了日から５年以上が経過していない者。犯罪行為により、政治的権利を剥奪されていた者であり、かかる剥奪の執行完了日から５年以上が経過していない者

(3) 経営失敗により破産したか、または清算された会社または企業の元取締役、元工場長または元経理であり、かかる会社または企業の破産に対して個人的に責任を負い、かつ、かかる会社または企業の破産または清算の完了日より３年以上が経過していない者

(4) 法律違反により営業許可証を取消された会社または企業の法定代表者であり、個人的にその責任を負い、かつ、かかる営業許可証の取消日より３年以上が経過していない者

(5) 比較的多額の延滞債務を有する者

(6) 中国の公務員である者

ある者が会社の取締役として行為する資格を剥奪されるその他の事由については、必須条款に定めがあり、必須条款は定款に組み込まれている。

(xiii) 監査役会

会社は、３名以上のメンバーで構成される監査役会を設置しなければならない。監査役会は、下記事項について責任を負う。

(1) 会社の財務の検査

(2) 会社の取締役および経理（マネージャー）が、関係ある法令諸規則および会社定款に従って各自の職責を履行することを確保するため、彼らを監督すること

(3) 取締役および経理が、会社の利益に悪影響を与える行為を行った場合は、これを是正するよう求めること

(4) 株主総会招集の提案

(5) 会社定款に定めのある他の職務を履行すること。 監査役はまた、取締役会会議に出席することを要

求される。補足改正のもとで、監査役会の決議は、監査役の３分の２以上の賛成票により採択することを要する。監査役会のメンバーは、会社定款に定める適切な比率で、会社の従業員によって選ばれた代表者および株主総会で選ばれた代表者により構成される。取締役、経理（マネージャー）または財務責任者は、監査役になることはできない。監査役の任期は３年であるが、再選されれば連続任期を務めることができる。中国会社法および必須条款における取締役の欠格事由は、会社の監査役に準用される。

(xiv) 経理（マネージャー）および業務執行者

会社には経理１名を置くものとし、経理は取締役会により任免される。経理は、取締役会に対して説明責任を負い、以下の権限を行使することができる。

(1) 会社の生産、営業および運営を監督し、取締役会決議の実行を担当する

(2) 会社の経営計画および投資案の実行を担当する

(3) 会社の内部管理機構設置案を立案する

(4) 会社の基本的運営システムを立案する

(5) 会社の内部規則を立案する

(6) 副経理（副マネージャー）および財務責任者の任免を勧告し、他の管理責任者（取締役会により任免さるべき者を除く。）を任免する

(7) 取締役会会議に列席する

(8) 取締役会または会社定款により付与された他の権限

特別規定によれば、会社の業務執行者には、財務責任者、会社秘書役およびその他会社定款に規定されたその他の管理職が含まれる。中国会社法および必須条款における取締役の欠格事由が、会社の経理および業務執行者に準用される。

(xv) 取締役、監査役、経理（マネージャー）および業務執行者の職務

会社の取締役、監査役、経理および業務執行者は、中国会社法のもとで、関係する法令諸規則および会社定款に従い、それぞれの職務を誠実に履行し、会社の利益を保護することを要求される。特別規定および必須条款によれば、会社の取締役、監査役、経理または業務執行者は会社に対して信認義務を負い、会社の利益を保護し、会社における自己の立場を自己の利益のために利用してはならないとされている。取締役、監査役、経理および業務執行者はまた、会社に対して秘密保持義務を負い、関係する法令諸規則または株主により許可される場合を除き、会社の秘密情報を漏洩することを禁じられている。会社の取締役、監査役、経理または業務執行者で、その職務を履行する過程で法令諸規則または会社定款に違反した結果、会社に損失を与えた者は、会社に対して個人的に責任を負う。

(xvi) 財務会計

会社は、中国国務院の財務部が定めた関係ある法令諸規則に従って、財務会計システムを構築しなければならない。会社は、各事業年度末に、貸借対照表、損益計算書、財政状態計算書および財政状態変動表ならびに利益処分計算書から成る財務諸表を作成しなければならない。財務諸表は、会社の定時株主総会の20日以上前に会社の株主の閲覧に供されなければならない。募集設立された会社は、公告によりその財務諸表を公表することを要する。会社は、その利益処分前の税引後利益から以下の積み立てを行わなければならない。

(1) 税引き後利益の10%を会社の法定一般準備金として。ただし、もし法定一般準備金の累積額が会社の登録資本の50%以上に達した場合には、それ以上の積立てを行うことを要しない。

(2) 税引き後利益の５%ないし10%を法定公益金として

(3) 株主総会で株主の承認を得ることを条件に、かつ法定一般準備金に所要額を積み立てた後、税引き後利益から所定の額を任意一般準備金として

(4)　損失を補填し、一般準備金および法定公益金に所定の積み立てを行った後の税引後利益の残額（もしあれば）は、株主に対しそれぞれの会社に対する持分に応じて分配する。

会社の法定一般準備金が、前年度の損失を補填するのに不足する場合には、当年度の会社利益は、上記の要件に従い法定一般準備金および法定公益金に繰り入れる前に、当該損失の補填に充当される。会社の一般準備金は、法定一般準備金、任意一般準備金および資本準備金で構成される。資本準備金は、会社株式の額面超過金額および関連政府当局により資本準備金として扱われることが要求されるその他の金額から構成される。

会社の一般準備金は、以下の目的に充当される。

(1)　会社の損失補填

(2)　会社の事業の拡張

(3)　新株の株主割当または既発行株式の額面金額の引上げによる登録資本の払込み。ただし、もし法定一般準備金を登録資本に転換する場合、かかる転換後の法定一般準備金の残高は、登録資本の25%を下回ってはならない。

法定公益金は、会社の従業員全体の福利厚生のために使用される。

(xvii) 会計監査人の任免

特別規定は会社に対し、会社の年次財務諸表の監査およびその他の財務報告の検討のため、独立の中国の公認会計事務所に委嘱することを要求している。会計監査人は、定時総会における任命に始まり、次期定時総会の終了までを任期として任命される。会社が既存の会計監査人を解任する場合または再任されない場合、当該会社は特別規定により、当該会計監査人に事前通知を行うことを要求され、当該監査人は総会において株主に対し意見表明を行うことができる。辞任した会計監査人は、会社が何らかの不適切な取引を行ったのか否かを株主に対し陳述しなければならない。会計監査人の任命、解任または不再任は、株主により決定されるものとし、中国国務院の証券規制当局に登録されなければならない。

(xviii) 利益の分配

特別規定は、海外上場外国株式の保有者に支払われるべき配当およびその他の分配は、人民元で宣言および計算され、外貨で支払われるべきことを定めている。必須条款のもとで、株主に対する外貨の支払は、受取扱銀行を通じて行われなければならない。

(xix) 定款改正

会社定款の改正は、株主総会に出席した株主が投じた票の３分の２以上で承認されなければならない。会社は、登記事項を含む定款改正が承認された場合には、適用法に従って登記事項を変更しなければならない。

(xx) 合併および分割

会社の合併および分割は、株主総会で株主によりおよび関係政府当局により承認されることを要する。会社の合併は、被吸収会社の解散を伴う吸収合併により、または合併当事会社の解散を伴う新設合併のいずれによっても行うことができる。合併の当事者全員が合併契約に調印し、それぞれの貸借対照表および資産目録を作成することを要する。合併の各当事者は、合併承認決議が採択された後10日以内に債権者に対して通知し、また30日以内に３回以上、新聞公告により合併を公表しなければならない。債権者は、法定の期限内に会社に対し未返済債務の返済またはかかる債務を担保する保証の提供を要求しなければならない。債務の返済または保証の提供を行えない会社は、合併手続を進めることを禁じられる。会社は、その分割前に貸借対照表および資産目録を作成しなければならない。債権者に対する分割の通知、分割の公告および債権者に対する債務の返済および保証の提供に関する同様の要件が分割の場合にも適用される。合併または分割に伴う登記事項の変更を、法律に従って会社登記所に再登記しなければならない。

(xxi) 解散および清算

中国会社法のもとで、会社は、以下の事由が発生した場合には、解散、清算される。

(1)　会社定款に定める営業期間が満了するか、または会社定款に定める解散事由が発生した場合

(2)　株主が総会で特別決議により会社の解散を決議した場合

(3)　会社の合併または分割により会社の解散が必要となる場合

(4)　会社がその債務を支払期日に支払えないことを理由に、法律により会社の破産が宣告された場合

(5)　会社が法律または行政規則に違反した結果、閉鎖を命ぜられた場合

会社が上記(1)または(2)に掲げる事由により解散する場合、株主は株主総会において、当該事由の発生から15日以内に、清算委員会のメンバーを任命するものとする。清算委員会が所定の期限内に設置されない場合、会社の債権者は、人民法院に対し、清算委員会のメンバーの任命を申請することができる。人民法院または関連する監督部局は、清算を行うための清算委員会を組織する。会社が上記(4)または(5)の事由により解散する場合、清算委員会は、株主、関係部局および関係する専門家で構成されるものとする。清算委員会は、会社の資産処分、貸借対照表および資産目録の作成、債権者に対する解散の通知、残務処理、未返済債務（未払税金を含む。）の弁済、すべての債務の返済後の残余財産の分配およびすべての民事訴訟において会社を代表することに責任を負う。清算委員会は、会社の債権者に対し、その設置から10日以内に解散を通知し、その設置から60日以内に３回以上、解散公告を行うことを要する。債権者は、法定の期限内に債権委員会に対し、債権を届け出なければならない。

会社の資産は、清算に関連して発生したすべての費用、従業員の賃金および会社債務に充当される。会社の債務を弁済した後の残余資産（もしあれば）は、株主に対し、会社に対するそれぞれの持分に応じて分配される。もし会社の資産が債務の返済／履行に不足する場合、清算委員会は、人民法院に対し、支払不能宣告を申請し、清算手続を人民法院に移管する。

会社は、清算期間中は、新事業に従事することはできない。清算手続が完了した後、清算委員会は、総会で株主に対し、また関係行政部局に対し確認のための清算報告書を提出する。清算委員会はまた、工商行政管理局または地方工商行政管理局に対し会社の登記の抹消を申請し、かかる抹消の後、会社の解散公告を行わなければならない。清算委員会のメンバーは、それぞれの職務を、法律に従って誠実に履行することを要求される。清算委員会のメンバーは、会社および債権者に対し、各自の故意のまたは重大な過失により生じた損害について賠償する責任を負う。

(xxii)　海外上場

会社の株式は、中国国務院の証券規制当局の承認を得た後初めて海外に上場することができ、上場は、特別規定により定められた手続に則って進められなければならない。特別規定および必須条款によると、中国国務院の証券規制当局により既に承認済みの海外上場外国株式および国内株式を発行する計画は、中国国務院の証券規制当局から承認を得た後15ヵ月以内に取締役会により単独で実行することができる。

(xxiii)　株券の喪失

記名式株券が盗まれたかまたは紛失した場合、株主は、中国民事手続法に定める関係規定に従い、人民法院に対し、当該株券の除権判決を申請することができる。人民法院によりかかる判決が下された後、株主は、会社に対し、代替株券の発行を申請することができる。Ｈ株券の喪失に関する別途の手続が必須条款に定められており、当該必須条款は定款に組み込まれている。

(xxiv)　上場の停止および終了

証券取引所に上場されている会社は、もし下記事由のいずれかが発生した場合には、中国国務院の証券管理部局により、その上場が停止されることがある。

(1)　会社の登録資本または会社の株式分布状況が、関連する上場要件に適合しない場合

(2)　会社が関係する法令諸規則に従ってその財政状態を開示しないか、または会社の財務報告に虚偽記載が含まれている場合

(3)　会社が重大な法律違反を犯した場合

(4)　会社が、直近の３年間の各年において損失を計上した場合

上記(2)および(3)に掲げる事由が発生し、調査の結果、結果が深刻であると判明した場合、または上記(1)および(4)の事由が発生し、事態が所定の期限内に是正されない場合、中国国務院の証券管理部局は、当該会社の株式を上場廃止させることができる。中国国務院の証券管理部局はまた、会社が解散を決議したか、または関係政府当局から解散を命じられた場合、または会社が支払不能を宣告された場合には、当該会社の株式の上場を廃止させることができる。

(2)　提出会社の定款等に規定する制度

(A)　取締役およびその他の業務執行者

(i)　当社株式を割当ておよび発行する権限

当社定款に、当社株式を割当て、発行する権限を当社取締役に対して付与する条項はない。

当社資本を増額する場合、取締役会は特別決議による株主の承認案の作成について責任を有する。かかる増額は、関係法律および行政法規に規定された手続に従い行われなければならない。

(ii)　当社または子会社の資産を処分する権限

当社取締役会は、株主総会において報告義務を負う。

当社取締役会は、予定されている固定資産の処分の対価の金額または価値および当該処分の直前４ヵ月の期間に完了した当社の固定資産の処分の対価の金額または価値の総額が、株主総会で株主に対して提出された当社の直近貸借対照表上に表される固定資産の価額の33%を超える場合、株主総会における株主の事前の承認なしに当社の固定資産を処分しまたは処分に同意してはならない。

当社による処分の有効性は、上記の違反による影響を受けない。

当社定款上、「処分」は資産に対する持分の移転に関わる行為を含むが、担保としての固定資産の提供は含まない。

(iii)　退任にかかる補償または支払

当社は、株主総会で株主の承認を得た上、当社の取締役または監査役との間に各自の報酬を定めた書面契約を締結することができる。この場合、報酬とは下記を含む。

(1)　当社または子会社の取締役、監査役またはその他上級業務執行者としての役務に対する報酬

(2)　当社および子会社の業務の管理運営に伴う他のサービスの提供に関する報酬

(3)　離職にかかる補償としての支払または退職に伴う報酬としての支払

上記に従い締結される契約に基づく場合を除き、当社の取締役または監査役のいずれも上記事項に関連して当該取締役または監査役に支払われるべきものについて当社を相手取って手続を起こすことはできない。

当社と当社の取締役または監査役との間の報酬に関する契約には、当社の買収の場合、当社の取締役および監査役は、総会で事前に株主の承認を得ることを条件に、その離職または退任について補償金その他の支払を受けることができる旨を明記しなければならない。ここにいう「当社の買収」とは、下記のいずれかを意味する。

(1)　いずれかの者が株主全員に対して行う申込

(2)　申込人が当社定款で規定する意味における「支配株主」（下記(R)の項を参照のこと。）となることを目的に行う申込

もし関係する当社の取締役または監査役が上記に従わない場合には、これらの者が受領した金員は、かかる申込によりその持株を売却した者に帰属する。これらの者の間で当該金員を分配するにあたって要した費用は当該取締役または監査役の負担とし、当該金員からは支払われない。

(iv)　取締役、監査役およびその他の業務執行者に対する融資

当社は、当社もしくは当社の持株会社の取締役、監査役、経理（マネージャー）もしくはその他の上級業務執行者またはこれらの者それぞれの関係者（当社定款に定める者（下記(xi)を参照のこと。））への融資に関し、直接的にも間接的にも貸付けの実行も保証の供与も行わない。上記の内容は、以下の場合には適用されない。

(1)　当社がその子会社に対し貸付けまたは保証を行う場合

(2)　当社が、取締役、監査役、経理およびその他の上級業務執行者が、株主総会の承認を得た役務提供契約の条項に従い、当社のためにまたはその職務の適切な履行を可能にするために負担したまたは負担するべき支払を賄うために、当社の取締役、監査役、経理およびその他の上級業務執行者への貸付けまたは保証を行う場合

(3)　当社の通常の営業過程において業務内容に貸付けまたは保証の供与が含まれる場合、当社は関係する当社の取締役、監査役、経理およびその他の上級業務執行者またはこれらの関係者に対し、通常の営業過程において通常の商業上の条件により、貸付けまたは保証を行うことができる。

上記規定に違反して当社が実行した貸付けは、当該貸付けの条件にかかわらず、直ちに貸付けの受領者により返済されるものとする。

上記規定に違反して当社が供与した保証を当社に強制することはできない。ただし、以下の場合を除く。

(1)　貸付人が、当該貸付けが当社または当社の持株会社の取締役、監査役、経理およびその他の上級業務執行者に関係する者に対して行われていることを知らなかった場合、または、

(2)　当社が提供した担保が既に貸付人により善意の購入者に対して適法に処分された場合。

上記において、保証とは、債務者の債務の履行を担保するために保証人によって提供される約束または財産を含む。

(v)　当社またはその子会社との契約に関する利害関係の開示

当社の取締役、監査役、経理（マネージャー）およびその他の上級業務執行者は、当社の契約、取引もしくは取決めまたは予定された契約、取引もしくは取決め（当社との間における役務提供契約を除く。）に、いかなる方法においても、直接的もしくは間接的に重要な利害関係を有する場合、その利害関係の性質および程度に関し、かかる契約、取引もしくは取決めまたはその提案が取締役会の承認を要するか否かにかかわらず、できる限り速やかに取締役会に報告するものとする。

利害関係を有する当社の取締役、監査役、経理およびその他の上級業務執行者が、上記に従い取締役会への報告を行わず、契約、取引もしくは取決めが、これに利害関係を有する取締役、監査役、経理およびその他の上級業務執行者が定足数に算入されずかつ投票していない取締役会会議においてその承認を得ていない限り、当社は、当社の側から、取締役、監査役、経理およびその他の上級業務執行者が重要な利害関係を有する当該契約、取引または取決めを取消すことができる。ただし、かかる取締役、監査役、経理およびその他の上級業務執行者の義務違反を知らないで行為した善意の第三者に対してはこの限りでない。

上記において、当社の取締役、監査役、経理およびその他の上級業務執行者の関係者がかかる契約、取引もしくは取決めに利害関係を有する場合、かかる取締役、監査役、経理およびその他の上級業務執行者もまた利害関係を有するものとみなされる。

当社の取締役、監査役、経理およびその他の上級業務執行者が取締役会に対し、書面により一般的通知を行い、かかる通知中に記載される理由により、後に当社が締結することになるいずれかの内容の契約、取引もしくは取決めに利害関係を有する旨を記載した場合、かかる通知は、当該通知に記載される内容につき、本 (v) 項の目的上その利害関係にかかる十分な申告とみなされる。ただし、かかる一般的通知は、かかる契約、取引または取決めの締結に関する最初の検討が当社のために行われる日より前に行われなければならない。

(vi)　報酬

上記「退任にかかる補償または支払」に記載のとおり、取締役の報酬は、株主総会決議により承認される。取締役は、総会で株主の承認を得ることなく、取締役自身または取締役会の構成員に対する報酬（年金その他の給付金を含む。）について、または取締役の報酬に関するその他の規定について決議することはできない。

(vii)　退任、指名および解任

取締役の任期は３年とする。

取締役は、株主総会において株主により選任および解任される。取締役は当社株式を保有する義務を負わない。ある特定の年齢に達したという理由のみで取締役の退任を要求されることはなく、また再選、再任が不適格となることはない。さらに、指名の対象として不適格となることもない。

取締役会は10名の取締役から構成され、会長１名を置く。会長は、取締役会構成員全体の２分の１以上により選任および解任することができる。

以下の各号のいずれかに該当する場合、当社の取締役、監査役、経理およびその他の上級業務執行者を務めることはできない。

(1)　行為能力のない者または行為能力が制限されている者

(2)　汚職、贈収賄、財産権の侵害、財産の横領もしくは社会経済的秩序を乱す行為を行い、そのために処罰が下された者または政治的権利が剥奪された者で、各々かかる処罰または剥奪の完了または実施後経過した期間が５年未満である場合

(3)　経営の失敗により破産清算を開始した会社または企業の取締役、工場長または経理（マネージャー）を務め、かつ個人的にかかる会社または企業の破産に責任のあった者で、かかる会社または企業の破産および清算が完了した日から経過した期間が３年未満である場合

(4)　法律違反により営業許可証の取消しを受けた会社または企業の法定代表者を務め、かつ個人的にかかる事態について責任のあった者で、営業許可証の取消しを受けた日から経過した期間が３年未満である場合

(5)　比較的多額の延滞債務を有する者

(6)　刑法違反により司法機関の犯罪捜査下にあるかまたは起訴されており、かかる捜査または起訴が終了していない者

(7)　法律および行政法規に従い、企業の指導者として不適格である者

(8)　自然人以外の者

(9)　関係当局により関連証券規則に違反したとして有罪判決を受けている者で、かかる有罪判決が、かかる者が詐欺行為または不誠実に行為したという事実認定を含み、当該有罪判決日から経過した期間が５年未満である場合

取締役、監査役、経理またはその他の上級業務執行者が善意の第三者に対して当社を代表して行う行為の有効性は、その職務または選任における違法性または資格の欠如の影響を受けない。

定年に達したことによる当社取締役の退任に関する規定はない。

(viii)　借入れに関する権能

適用ある中国の法令諸規則および定款を遵守することを条件として、当社は金員を調達し借入れ、また当社資産にかかる抵当権設定、賃貸、契約または譲渡について決定する権能を有する。

(xi)　義務

法律、行政法規または当社株式を上場している証券取引所により課された義務以外に、当社の各取締役、監査役、経理（マネージャー）およびその他の上級業務執行者は、当社の職務の遂行および権限の行使につ

いて各株主に対して以下の義務を負う。

(1) 当社がその営業許可証に明記された事業範囲を超えることのないこと

(2) 当社の最善の利益において誠実に行為すること

(3) 当社の財産をいかなる口実においても奪取することのないこと。これは、当社の利益となる機会の剥奪を含むがこれに限らない。

(4) 株主個人の権利を剥奪することのないこと。これは、配当金に対する権利、議決権を含むがこれらに限らない。ただし、当社定款に従い承認のために株主に対して提出された当社の再編に伴う場合を除く。

当社の各取締役、監査役、経理およびその他の上級業務執行者は、権限の行使および職務の遂行において、同様の状況において合理的に慎重な者が行うように注意深く、勤勉に行動し、かつ技量を発揮する義務を負う。

当社の各取締役、監査役、経理およびその他の上級業務執行者は、信認の原則に従って権利を行使または職務を遂行し、自己の義務と自己の利益が相反する可能性があるような立場に自己を置いてはならない。かかる原則には以下の各号の義務を果たすことが含まれるが、これらに限らない。

(1) 当社の最善の利益において誠実に行為すること

(2) 自己の権限の範囲内で行為し、かかる権限を超えないこと

(3) 付与された決定権を行使し、かつ、他の者に支配されることなく行為し、法律、行政法規の範囲内で、または株主総会において株主の十分な説明を受けた上での同意を得た場合を除き、付与された決定権の行使を委任しないこと

(4) 同じ種類の株主を平等に、他の種類の株主を公正に扱うこと

(5) 当社定款によるか、または株主総会において株主の情報にもとづく同意を得た場合を除き、当社と契約を締結し、取引を行い、取決めを行うこと。

(6) 株主総会において株主の十分な説明を受けた上での同意を得た場合を除き、当社資産を自己の利益のために使用しないこと。

(7) 自己の地位を利用して賄賂またはその他の法律に反する収入を受取らないこと。またいかなる方法においても当社の資産を奪取しないこと。これは、当社の利益となる機会の剥奪を含むがこれに限らない。

(8) 株主総会において株主の十分な説明を受けた上での同意を得ずに、当社の取引に関連して手数料を受取ってはならない。

(9) 当社定款を遵守し、自己の義務を誠実に履行し、当社の利益を保護し、当社における自己の地位および権限を利用して自己の利益を追求してはならない。

(10) 株主総会において株主の十分な説明を受けた上での同意を得た場合を除き、当社といかなる方法においても競争してはならない。

(11) 当社の資金の横領もしくは他の者への貸付け、当社資産を入金する口座の自己もしくは他の個人名義での開設、または当社資産を当社株主もしくはその他の個人の負債の担保としてはならない。

(12) 株主総会において十分な説明を受けた株主により別段に許可された場合を除き、その任期中に入手した情報を公表してはならず、またかかる情報を当社の利益の目的以外に使用してはならない。ただし、裁判所またはその他の政府機関に以下に基づいて開示される場合を除く。

(i) 法律に従い開示される場合

(ii) 公共の利益のために開示がなされる場合

(iii) 開示が、開示を要求する取締役、監査役、経理またはその他の上級業務執行者の利益にな

る場合

当社の取締役、監査役、経理（マネージャー）およびその他の上級業務執行者は、以下の者もしくは組織（以下「関係者」という。）に対し、自己が禁止されている行為を行わせることができない。

(1) 当社の取締役、監査役、経理およびその他の上級業務執行者の配偶者または未成年の子供

(2) 当社の取締役、監査役、経理およびその他の上級業務執行者または上記（1）に記載される者の受託者の資格で行為する者

(3) 当社の取締役、監査役、経理およびその他の上級業務執行者または上記（1）および（2）に記載される者のパートナーの資格で行為する者

(4) 当社の取締役、監査役、経理およびその他の上級業務執行者が、単独で、または上記（1）、(2）および（3）に記載される１名以上の者ならびに他の取締役、監査役、経理およびその他の上級業務執行者と共同で、事実上の支配的利益を有する会社

(5) 上記（4）に記載される被支配会社の取締役、監査役、経理およびその他の上級業務執行者

当社の取締役、監査役、経理およびその他の上級業務執行者の信認義務は、その任期の満了により必然的に終了するものではなく、当社の企業秘密に対する守秘義務はその任期満了後も存続する。その他の義務および責任の存続期間は、当該者の退任時期と当該事由の発生時期の間の経過期間、ならびに当該者と当社の関係が終了した状況および条件に基づき、公正原則に従い継続する。

当社の取締役、監査役、経理およびその他の上級業務執行者が、当社に対する義務違反を犯した場合に関し、法律および行政規則により規定されている権利および救済方法に加え、当社は以下の権利を有する。

(1) かかる取締役、監査役、経理およびその他の上級業務執行者に対し、かかる違反の結果当社が受けた損害に関し損害賠償を請求する。

(2) 当社と取締役、監査役、経理およびその他の上級業務執行者の間で締結された契約もしくは取引、または当社と第三者の間で締結された場合で、かかる者がかかる取締役、監査役、経理およびその他の上級業務執行者が当社に対する義務違反を犯していることを知っていたかもしくは知り得た場合に、かかる契約もしくは取引を解除する。

(3) かかる取締役、監査役、経理およびその他の上級業務執行者に対し、義務違反の結果生じた利益の報告を要求する。

(4) 当社に代わりかかる取締役、監査役、経理およびその他の上級業務執行者が受領した金員（報酬を含むがこれに限らない。）を回収する。

(5) 当社に支払われるべきであった金員に関し、かかる取締役、監査役、経理およびその他の上級業務執行者が受領したか受領し得た利息の支払を要求する。

当社定款に従い、当社の取締役、監査役、経理およびその他の上級業務執行者は、その特定の義務違反による責任に関し、総会における株主の十分な説明を受けた上での同意により、免責を受けることができる。

(B) 定款変更

当社は、法律、行政規則および当社定款の要件に従い、その定款を変更することができる。

必須条款の内容に関連する当社定款の変更は、国務院のもとでの証券当局により授権された会社承認局の承認を得て効力が発生する。当社の登記事項に変更が生じる場合、中国法に従い変更登記の申請を行う。

(C) 既存株式または種類株式の権利の変更

いずれかの種類の株主に対し株主の資格において付与された権利（以下「種類株主の権利」という。）は、総会における株主の特別決議の承認、および定款に従い招集される別個の総会における当該種類の株主によ

る特別決議の承認がない限り、変更または廃止できないものとする。

以下の状況に該当する場合、種類株主の権利の変更または廃止とみなされるものとする。

(1) 当該種類の株式数の増減、または当該種類の株式の議決権、持分権もしくは特権と同等以上の議決権、持分権もしくは特権を伴うある種類の株式数の増減

(2) 当該種類の株式の全部もしくは一部の別の種類の株式への交換の実施、または別の種類の株式の全部もしくは一部の当該種類の株式への交換もしくは当該交換に関する権利の創出

(3) 当該種類の株式に付随する未払配当金の権利または累積配当の権利の排除または縮小

(4) 当該種類の株式に付随する配当優先権または清算優先権の縮小または排除

(5) 当該種類の株式に付随する転換権、オプション、議決権、譲渡もしくは新株引受権、または当社の証券の取得権の拡張、排除または縮小

(6) 当核種類の株式に付随する、当社により行われる支払を特定の通貨により受領する権利の排除または縮小

(7) 当該種類の株式の議決権、持分権または特権と同等以上の議決権、持分権または特権を伴う株式の新種類の創出

(8) 当該種類の株式の譲渡もしくは所有に対する制限、またはかかる制限事項の追加

(9) 当該種類もしくは別の種類の当社株式を引受け、または当該種類もしくは別の種類の当社株式に転換する権利の割当および付与

(10) 別の種類の当社株式の権利または特権の拡張

(11) 各種類の株主間の義務の配分に不均衡をもたらす再編案による当社の再編成

(12) 当社定款第9条の規定の変更または廃止

影響が及ぶ種類の株主は、株主総会における議決権を有すると否とを問わず、上記第(2)項から第(8)項、第(11)項および第(12)項に関する事項について、種類株主総会における議決権を有する。ただし、利害関係を有する株主(下記に定義する。)は、かかる種類株主総会における議決権を有さないものとする。

種類株主総会の決議は、当該総会において議決権を有する当該種類の出席株主の議決権の3分の2以上に相当する票により可決されるものとする。

種類株主総会の書面による招集通知は、株主名簿に当該種類の保有者として登録される株主のすべてに対し、種類株主総会の会日の45日前に行われるものとする。かかる招集通知により、当核株主に対し、当該種類株主総会における議事、ならびに当該種類株主総会の会日および会場を通知するものとする。種類株主総会に出席する意思を有する株主は、当社に対し、種類株主総会の会日の20日前までに、当該種類株主総会に出席する旨の書面による回答を送付するものとする。

種類別総会に出席する意思を有する株主が、当該種類別総会において当該種類の議決権株式の2分の1以上を有する場合、当社は、当該種類株主総会を開催できるものとする。そうでない場合、当社は、株主に対し、追って5日以内に公告により、当該種類株主総会の議事、会日および会場を再度通知するものとする。この場合、当社は、当該公告を行った後に当該種類株主総会を開催できるものとする。

種類株主総会の招集通知は、当該種類株主総会における議決権を有する株主に対してのみ送付する必要がある。

種類株主総会は、株主総会の方法とできる限り同じ方法により運営されるものとする。株主総会の運営方法に関する当社定款の規定は、種類株主総会に対しても適用される。国内株式の保有者および外国株式の保有者は、異なる種類の株式の保有者とみなされる。

以下の状況のいずれかに該当する場合、種類株主総会における決議のための特別手続は適用されないものとする。

(1) 総会における当該種類の株主の特別決議による承認にもとづき、当社が、別個であるか同時であるかを問わず、12ヵ月ごとに1度、既存の発行済みの国内株式および海外上場外国株式の各々の20%以下相当を発行する場合

(2) その設立時に、国内株式および海外上場外国株式を発行する当社の計画が、中国証券監督管理委員会の認可日から15ヵ月以内に実行される場合

当社定款における種類株主の権利に関する規定の目的において,「利害関係を有する株主」とは、以下の株主をいう。

(1) 当社の全株主を対象とする公開買付の申込による当社株式の買戻し、または証券取引所における公開取引による買戻しの場合、当社定款の範囲の「支配株主」

(2) 市場外契約による当社株式の買戻しの場合、当該契約が関係する当社株式の保有者

(3) 当社の再編成の場合、再編成案にもとづき当該種類の株主に対し課せられる比例的な負担よりも低い負担を負う種類株主、または再編成案において、当該種類の株主の利害関係とは異なる利害関係を有する株主。

(D) 決議－過半数を要する

株主総会の決議は、普通決義および特別決議に区分されるものとする。

普通決議は、総会に出席した株主（議決権行使代理人を含む。）の有する議決権の２分の１以上に相当する賛成票により可決されなければならない。

特別決議は、総会に出席した株主（議決権行使代理人を含む。）の有する議決権の３分の２以上に相当する賛成票により可決されなければならない。

(E) 議決権（一般的な議決権、投票による採決および投票による採決を要求する権利）

当社普通株式の株主は、株主総会に出席しまたは出席する代理人を指名する権利を有し、かかる株主総会において票を投じる権利を有する。株主（議決権行使代理人を含む。）は、株主総会における採決の際、議決権がある株式の数に応じて議決権を行使することができる。１株には、１個の議決権が付随する。

株主総会においては、以下の者により投票による採決が要求されない限り（挙手による採決の前後を問わない。）、挙手により採決されるものとする。

(1) 総会の議長により

(2) 総会において議決権を行使する権利を有し、本人であるか議決権行使代理人であるかを問わず、出席した株主の２名以上により

(3) 総会において議決権がある株式総数の10%以上を(個別にまたは全体で)有する１名以上の株主（本人であるか議決権行使代理人であるかを問わない。）により

投票による採決が要求されない限り、挙手により決議案が全会一致で支持、または特定の過半数により支持、または支持されなかった旨の議長による宣言、および総会議事録におけるその旨の記録は、当該決議案に対する賛否の票数または比率を示す証拠がなくてもかかる事実の確定的証拠であるものとする。投票による採決の要求は、これを要求した者により撤回できるものとする。

総会の議長の選出、または延会の問題について投票による採決が要求された場合、直ちに実施するものとする。その他の問題について、投票による採決が要求された場合、総会の議長が指示した時刻に実施されるものとし、かつ投票による採決が要求された議事以外の議事については、投票による採決が実施されるまでこれを進行することができる。投票による採決の結果は、かかる投票による採決が要求された総会の決議とみなされるものとする。総会において実施される投票による採決において、２票以上の権利を有する株主（議

決権行使代理人を含む。）は、すべての票を賛否の一方に投じる必要はないものとする。

挙手によると投票によるとを問わず、可否同数の場合、挙手による投票が行われたまたは投票が要求された当該総会の議長に追加票が付与されるものとする。

(F)　定時株主総会の要件

当社の取締役会は、前会計年度終了後６ヵ月以内に毎年１回、定時株主総会を招集する。

(G)　会計および監査

当社は、法律、行政規則および中国国務院の財務規制局が策定した中国の会計基準に従い、財務および会計システムを確立する。

当社の会計年度は毎年１月１日に始まり、12月31日に終了する。

当社の取締役会は、法律、行政規則および管轄権を有する地方および中央政府当局が公布する指令により作成が義務付けられている財務報告書を、定時株主総会ごとに株主に提出する。

当社の財務報告書は、各定時株主総会の会日の20日前までに当社において株主の縦覧に供される。各株主は、財務報告書の写しを入手する権利を有する。

当社の財務諸表は、中国の会計基準および規則に従い作成されるほか、国際会計基準または当社株式が上場される中国外の地域の会計基準のいずれかに従い作成される。２つの会計基準に従い作成された財務諸表に重大な相違がある場合、かかる相違は財務諸表の別紙に記載されるものとする。当社が税引後利益を分配する場合、財務諸表中に表示された２つの金額のうち低い方が適用される。

当社が公表もしくは開示する中間決算もしくは中間財務情報もまた、中国の会計基準および規則に従い作成および提出され、かつ国際会計基準または当社株式が上場される外国の会計基準のいずれかに従い作成および提出されなければならない。

当社はその財務報告書を各会計年度に２回公表する。中間財務報告書は各会計年度の上半期終了後60日以内に、年次財務報告書は各会計年度終了後120日以内に公表される。

(H)　株主総会招集および総会における議題

株主総会は当社の機関であり、その機能および権能は法律に従って行使される。

当社は株主総会における株主の事前承認なしには取締役、監査役、経理（マネージャー）その他上級業務執行者以外の何人とも、当社がかかる者に委譲する当社の業務の全部または相当部分の管理および運営の責任を有することとなるような契約を締結しないものとする。

株主総会は定時株主総会と臨時株主総会に分けられる。株主総会は取締役会により招集される。

取締役会は、以下の事柄のいずれかが発生した場合、発生から２ヵ月以内に臨時株主総会を招集する。

(1)　取締役の員数が会社法に規定された員数を下回ったか、または当社定款により定められた員数の３分の２を下回った場合

(2)　当社の未補填損失額が当社資本総額の３分の１に達した場合

(3)　当社の発行済議決権付株式の10％以上を所有する株主が書面にて臨時株主総会の招集を要求した場合

(4)　取締役会が臨時株主総会の招集を必要と思料した場合または監査役会が臨時株主総会の招集を要求した場合

株主総会開催日より45日前までに株主名簿にその氏名が記載されている株主全員に対し、検討議題およびかかる株主総会の日時および場所を通知する株主総会招集通知が送付される。株主総会に出席しようとする

株主は、当社に対しかかる株主総会出席に関する返信書面を会日の20日前までに送付する。

当社が定時株主総会を招集する場合、当社の議決権付株式総数の５％以上を保有する株主は、書面により新たな議案を提出する権利を有するものとし、かつ提出された当該議案が、総会における株主の役割および権限の範囲内の事項である場合、当社は、定時株主総会の議事日程に当該議案を含むものとする。

臨時株主総会においては、臨時株主総会の招集通知に記載されていない事項について決定しないものとする。

当社は、株主総会の会日の20日前に株主から受領した書面による回答にもとづき、総会に出席する意思を有する株主が有する議決権付株式数を算定するものとする。総会に出席する意思を有する株主が有する議決権付株式数が、当社の議決権付株式総数の２分の1を上回った場合、当社は総会を開催することができる。そうでない場合、当社は株主に対し、５日以内に公告により総会の議事ならびに会場および会日を再度通知するものとする。当社は、当該公告を行った後に総会を開催することができる。

当社の株主総会の招集通知は、以下の基準を満たすものとする。

(1) 書面によること。

(2) 総会の会場、および日時を明示すること。

(3) 総会の議事を記載すること。

(4) 提出された議案について、十分な情報に基づいて決定を下せるよう、株主に対し必要な情報および説明を提供すること。前述の一般性を損なうことなく、当社と他社との合併、当社の株式の買戻し、当社の株式資本の再編成、またはその他の方法による当社の再編成に関する議案が提出された場合、契約草案（もしあれば）の写しとともに、提案されている取引の条件の詳細を提出しなければならず、かつ当該議案の理由および効果を適切に説明しなければならない。

(5) 提案されている取引についての取締役、監査役、経理またはその他の上級業務執行者の重要な利害関係の性質および範囲（もしあれば）、ならびに同一種類の株主の利害関係に及ぶ影響と異なる限りにおいて当該取引の株主に対する影響を開示すること。

(6) 総会において可決される特別決議案の全文を記載すること。

(7) 総会に出席し、かつ議決権を行使できる株主は、自己に代わり総会に出席しかつ議決権を行使する１名以上の議決権行使代理人を指名する権利を有し、かつ議決権行使代理人は、株主である必要がないことを明示すること。

(8) 総会の議決権行使委任状の提出時刻および提出場所を明示すること。

株主総会の招集通知は、各株主に対し（当該株主が、総会において議決権を行使できるか否かを問わない。）、手交により、または株主名簿に記載される株主の住所宛てに料金前払いの郵便により送付されるものとする。国内株式の保有者については、総会の招集通知は、公告によって発することができるものとする。

当該公告は、総会の会日の45日前から50日前の間に、中国国務院証券管理部門が指定する1紙以上の新聞上において行うものとする。公告後、国内株式の保有者は、株主総会の招集通知を受領したとみなされる。総会の招集通知が、これを受領する権利を有する者に対し、偶発的要因のために付与されず、またはかかる者により受領されなかった場合でも、総会における手続は無効にならないものとする。

以下の各号の事項は、株主総会において普通決議により決議されるものとする。

(1) 取締役会および監査役会の報告

(2) 取締役会が作成した利益処分案および損失填補案

(3) 取締役会および監査役会の構成員の解任、報酬および支払方法

(4) 当社の年次暫定予算および確定予算、貸借対照表、損益計算書およびその他の財務諸表

(5) 法律、行政法規または当社定款により、特別決議による採択を要する事項以外の事項

以下の事項は、株主総会において特別決議により決議されるものとする。

(1) 当社株式資本の増資または減資、ならびにあらゆる種類の当社株式、ワラントおよびその他これらに準ずる証券の発行

(2) 当社の社債の発行

(3) 当社の分割、合併、解散および清算

(4) 当社定款の改正

(5) 総会において株主により普通決議として検討されるその他の事項のうち、その性質上当社に重大な影響を及ぼす可能性があり、特別決議により採択されるべき事項

(I) 株式譲渡

全額払込済みのH株式はすべて当社定款に従い自由に譲渡することができる。ただし、当社の取締役会は、理由を明らかにすることなく、譲渡証書の承認を拒否することができる。ただし、以下の場合はこの限りでない。

(1) 各譲渡証書につき2.50香港ドルまたは香港証券取引所が合意したこれより高い手数料が、名義書換または株式の所有または所有の変更に関連または影響する書類の登録のために当社に支払済みである場合

(2) 譲渡証書が、H株式のみに関係する場合

(3) 譲渡証書に課せられる印紙税が納付済みである場合

(4) 当該株券および（当社の取締役会の合理的請求がある場合は）譲渡人が株式を譲渡する権利についての証拠が提出済みである場合

(5) 共有株主に株式を譲渡することが意図されている場合（共有株主の人数は４名を超えてはならない。）

(6) 当社が当該株式に先取特権を有していない場合

株主名簿の各部分の修正または改訂は、株主名簿が備え置かれている場所の法律に従い行われる。

株主総会の会日前30日間または当社の配当分配のための基準日前５日間は、株式譲渡による株主名簿の変更は行えない。

(J) 当社または当社の子会社の株式取得に対する資金援助

当社定款中で認める場合を除き、当社および当社の子会社は、いかなる方法でもいかなる時でも、当社株式を取得しているまたは取得しようとする者に対し、いかなる種類の資金援助（以下に定義する。）も提供しない。かかる当社株式の取得者には、当社株式の取得の結果直接または間接に債務を負担する（以下に定義する。）者を含む。当社および当社の子会社は、いかなる方法でもいかなる時も、上記の取得者が負う債務を軽減または免除する趣旨で当該取得者に対しいかなる種類の資金援助も提供しない。

下記の行為は禁止行為とはみなされない。

(1) 資金援助が当社の利益のために誠実になされる場合で、かかる資金援助の主たる目的が当社株式の取得のためでない、または資金援助の付与が当社のあるより大きな目的の付随的な部分である場合の当社によるかかる資金援助の提供

(2) 配当による当社資産の適法な分配

(3) 株式配当の割当て

(4) 当社定款に従った当社登録資本金の減資、当社株式の買戻し、または当社の株式資本構成の再編

(5) 金銭の貸付が当社の営業の範囲内である場合における、当社によるその営業の範囲内のかつ通常の営業過程における金銭の貸付（ただし当社の純資産がこれにより減少しないものとし、または資産がこれにより減少する限度において資金援助が分配可能利益から提供される場合）

(6) 従業員株式制度に対する当社からの拠出のための当社による資金提供（ただし当社の純資産がこれにより減少しないものとし、または資産がこれにより減少する限度において資金援助が分配可能利益から提供される場合とする。）

上記の目的上、

(a)「資金援助」とは以下の事柄を含む（がこれらに限定されない。）。

(1) 贈与

(2) 保証（債務者の債務の履行を担保するための保証人による債務負担または保証人による資産供与を含む。）、または（当社自身の債務不履行に関する補償以外の）補償、または一切の権利の解除または放棄

(3) 貸付供与または当社の債務が他の当事者の債務の前に履行されるべきことを定めるその他の契約、またはかかる貸付もしくは契約の当事者の変更、またはかかる貸付もしくは契約に基づく権利の譲渡

(4) 当社が支払不能になったときまたは純資産を有しなくなったときまたは当社純資産が重大な限度まで減少したときに当社が付与するその他一切の形式の資金援助

(b)「債務を負担する」には、契約または取決め（これが執行可能かどうか、また自己の勘定で行われるかどうかまたはその他の者と行うかどうかは問わない。）により、またはその他の方法により、債務者の財務状態に変動が生じることによる債務負担を含む。

(K) 自己株式買戻しに関する当社の権能

当社定款に従い、当社は登録資本金を減資することができる。

当社は当社定款に定める手続に従いかつ政府関連当局の承認を条件として、以下の状況において発行済株式の買戻しを行うことができる。

(1) 当社資本の減資のための株式消却

(2) 当社株式を所有する他社との合併

(3) その他法律および行政法規により認められた状況

当社は政府関係当局の承認を受けて以下の方法のいずれかにより株式を買戻すことができる。

(1) 当社株主全員に対しその持分に応じた株式の買戻しの申出

(2) 証券取引所の公開された売買の場における株式の買戻し

(3) 相対取引による株式の買戻し

相対取引により当社株式を買戻す場合、当社定款に従い株主の事前承認を得なければならない。当社は、同様の方法により株主の事前承認を得ることにより、締結した契約に基づく当社の権利を解除し、変更しまたは放棄することができる。

当社株式を買戻すための契約は、当社株式を買戻す義務が生じる契約または当社株式の買戻権を取得する契約を含むが、これらに限らない。当社株式の買戻契約に基づく当社の権利は譲渡することができない。

適法に買戻された当社株式は法律および行政法規により定められた期間内に消却され、当社は当社登録資本金の変動の登記を当初の会社登記所に申請する。当社登録資本金額は、かかる消却された当社株式の額面総額分減少する。

当社が会社清算の手続を開始しない限り、当社は当社発行済株式の買戻しに関連し下記の規定を遵守しな

ければならない。

(1) 当社が額面金額で当社株式を買戻す場合、その支払は当社の分配可能利益剰余金（簿価）またはかかる目的のために新規発行される株式の手取金からなされなければならない。

(2) 当社が額面金額に割増金を付した価格で当社株式を買戻す場合、その支払は、額面金額分の支払については当社の分配可能利益剰余金（簿価）またはかかる目的のために新規発行される株式の手取金からなされることを要する。額面金額を超過する部分についての支払は、以下のように実施されなければならない。

(i) 買戻される当社株式が額面金額で発行されていた場合には、かかる支払は当社の分配可能利益剰余金（簿価）からなされる。

(ii) 買戻される当社株式が額面金額に割増金を付した価格で発行されていた場合には、かかる割増金の支払は当社の分配可能利益剰余金（簿価）またはかかる目的のために新規発行される株式の手取金からなされるが、新規発行株式の手取金から支払われる金額は買戻された当社株式の発行時に当社が受領した割増金総額を上回ってはならず、また当社株式額面超過金勘定（または資本準備勘定）（新規発行株式の額面超過金を含む。）のその時の金額を上回ってはならない。

(3) 当社による下記の支払は、当社の分配可能利益からなされる。

(i) 当社株式の買戻権取得

(ii) 当社株式買戻契約の変更

(iii) 株式買戻契約に基づく当社の債務免除（または資本準備勘定）

(4) 当社の登録資本金が関連条項に従い消却済株式の額面総額分減じられた後、買戻された当社株式の額面金額の支払のために当社分配可能利益から控除した金額は、当社の株式額面超過金勘定に振替られる。

(L) 当社子会社が当社株式を所有する権限

当社定款に、当社子会社による当社株式の保有を禁ずる条項はない。

(M) 配当およびその他の利益分配方法

当社は以下の方法で配当を分配する。

(1) 現金、および/または

(2) 株式

配当請求権が消滅する時効についての規定はない。

当社は、H株式の保有者のために受取代理人を任命する。かかるH株式の保有者のために任命された受取代理人は、当社が宣言した配当金およびかかる株主に支払われるその他すべての金員を、かかる保有者に代わり受領する。H株式の保有者のために任命された受取代理人は、香港受託者条令に基づく信託会社として登録された会社とする。

(N) 議決権行使代理人

当社の総会に出席しかつ議決権を行使できる株主は、自己に代わり出席しかつ議決権を行使する議決権行使代理人として1名以上の者（株主であるか否かを問わない。）を指名する権利を有し、かつ前記のように指名された議決権行使代理人は、以下の権利を有するものとする。

(1) 株主と同等の総会における発言権

(2) 投票による採決を要求しまたは共同で投票による採決を要求する権利

(3) 挙手または投票により議決権を行使する権利。ただし、２名以上の議決権行使代理人を指名した株主の議決権行使代理人は、投票によってのみ議決権を行使できるものとする。

株主の議決権行使代理人を指名する議決権委任状は、指名者または書面により正式に権限を付与された指名者の代理人の署名を付した書面によるものとし、または指名者が法人である場合、社印を押捺するか取締役または適法に授権された代理人が署名を行うものとする。議決権行使代理人を指名する議決権委任状、ならびにかかる議決権委任状に指名権委任状またはその他授権書に従い指名者に代わる者の署名が付されている場合は、かかる指名権委任状またはその他の授権書の公証人による認証謄本を、議決権行使代理人が採決を提案する総会の開催時刻または決議案の承認の予定時刻の24時間以上前に、当社の所在地、または当該目的のために総会の招集通知に指定されたその他の場所に届出るものとする。

指名者が法人である場合、当該法人の法律上の代表者、または当該法人の取締役会もしくはその他の経営機関の決議により代理人として行為する権限を付与された者が、当社の株主総会に出席することができる。

当社の総会に出席し議決権を行使する議決権行使代理人を指名するため、株主が使用する目的で取締役が当該株主に対し発行する書式は、当該株主が自身の意思に基づき、議決権行使代理人に対し総会で決議される議案に対する賛否の指示ができるようなものでなければならない。当該書式には、株主からの明示的な指示がなければ、議決権行使代理人が適当であると思料するとおりに賛否の意思を表示できる旨を記載するものとする。

議決権委任状の条件に従い付与された議決権は、指名者の事前の死亡または資格の喪失にかかわらず、または議決権委任状を作成した際の代理権の取消しにかかわらず、または議決権委任状の付与に関連する株式の譲渡にかかわらず、有効であるものとする。ただし、当社がかかる議決権委任状が使用される総会の開会に先立ち、前述の死亡、精神的能力の不全、代理権の取消しまたは株式の譲渡について書面による通知を当社所在地において受領していない場合とする。

(O) 株式追加払込請求および失権手続

当社定款に、株式追加払込請求および失権手続にかかる条項はない。

(P) 株主の権利（名簿閲覧権を含む。）

当社の普通株式の株主は以下の権利を享受する。

(1) 所有株式数に応じて配当その他分配を受領する権利

(2) 株主総会に出席する権利または株主総会に出席する代理人を指名する権利、および株主総会において投票する権利

(3) 当社の事業運営に関し監督管理する権利、および提案または質問を提起する権利

(4) 法律、行政法規および当社定款の条項に従い株式を譲渡する権利

(5) 以下の権利を含み、当社定款に従い関連情報を入手する権利

(i) 費用の支払を条件として、当社定款の写しを取得する権利

(ii) 合理的な手数料の支払を条件として、下記の書類を閲覧し複写する権利

(a) 株主名簿の全部

(b) 当社の取締役、監査役、経理その他上級業務執行者各人の個人情報で、以下を含む。

(aa) 現在の氏名および通称ならびに過去の氏名および通称

(bb) 主たる住所（居住地）

(cc) 国籍

(dd) 主たるおよびその他一時的な職業および職務

(ee) 身分証明書類およびその番号

(c) 当社の株式資本の状態

(d) 前会計年度末以降当社が買戻した株式の種類毎の額面総額、株式総数、最高支払価格および最低支払価格、ならびにかかる目的上当社が支払った総額を示す書類

(e) 株主総会議事録

(6) 当社が解散または清算された場合、所有する株式数に応じて当社の残余財産の分配に参加する権利

(7) 法律、行政法規および当社定款により付与されたその他の権利

(Q) 株主総会および種類株主総会の定足数

当社は、株主総会の会日の20日前に受領した、総会に出席する意思を表す通知を送付した株主が有する議決権付株式数が、当社の議決権付株式総数の２分の１以上になる場合に総会を開催することができる。またはそうでない場合は、当社は総会の議案、日時および場所を５日以内に公告することにより再度株主に通知する。かかる公告を行った後、当社は総会を開催することができる。

当社は、種類株主総会の会日の20日前に受領した総会に出席する意思を表す通知を送付した株主が有する議決権付株式数が、当該種類の議決権付株式総数の２分の１以上になる場合に、総会を開催することができる。またはそうでない場合は、当社は総会の議案、日時および場所を５日以内に公告することにより再度株主に通知する。かかる公告を行った後、当社は総会を開催することができる。

(R) 詐欺行為または圧力に関する少数株主の権利

法律および行政法規により課される義務または当社株式が上場している証券取引所により要求される義務に加え、支配株主は当社の株主一般または一部の利益を侵害する方法で下記の事柄に関する株主権を行使しないものとする。

(1) 取締役または監査役を当社の最善の利益の下に誠実に行為する義務から解除すること

(2) あらゆる方法により（当社にとって利益となる機会を含むがこれに限らない。）取締役または監査役が（本人の利益のためまたは他者の利益のために）当社資産を奪取することを承認すること

(3) 取締役または監査役が（本人の利益のためまたは他者の利益のために）他の株主の各自の権利を剥奪することを承認すること。かかる権利には分配の権利および議決権を含むがこれらに限らない（ただし当社定款に従って株主総会において承認のために提出された再編案に基づく場合を除く。）。

上記の目的上、「支配株主」とは以下の条件のいずれか１つを満たす者を意味する。

(1) 単独でまたは他者と共同で取締役の半数超を選任する権利を有する者

(2) 単独でまたは他者と共同で当社の議決権の30%以上を行使することができ、またはかかる行使を支配することができる者

(3) 単独でまたは他者と共同で当社の発行済株式の30%以上を保有する者

(4) 単独でまたは他者と共同でその他の方法で当社を事実上支配する者

上記「(C)既存株式または種類株式の権利の変更」の項目を併せて参照のこと。

(S) 清算手続

当社は、以下のいずれかの事由が発生した場合、解散し清算される。

(a) 株主総会において解散決議が採択された場合

(b) 当社の合併または分割に伴い解散が必要となった場合

(c) 当社が、支払期限の到来した債務を弁済できず法律上の破産宣告を受けた場合

(d) 当社が、法律または行政規則違反により閉鎖を命じられた場合

取締役会が当社による支払不能宣言以外の理由により当社の清算を提案する場合、当該提案を審議するために招集する株主総会の通知に、当社の状況を精査した結果、取締役会は当社が清算開始から12ヵ月以内にその負債を全額弁済できると判断している旨の記述を含めなければならない。

当社の清算決議が株主総会により採択されたときに、取締役会のすべての職務および権限は停止する。

清算委員会は、株主総会の指示に従い、毎年最低1回株主総会に対し、同委員会の収支、当社の事業および清算の進捗状況について報告し、清算結了に際し株主総会に対し最終報告を提出すべく行為する。

(T) 当社および当社株主にとって重要なその他の条項

(i) 一般規定

当社は存続期限のない株式会社である。

当社定款が効力を生じる日より、当社定款は当社の組織および活動、ならびに当社と各株主の間の権利および義務、さらに株主間の権利および義務を規制する法的に拘束力を有する文書となる。

当社は他の有限会社または株式会社に投資することができる。投資先に対する当社の責任は当該投資先への資本出資額に限定される。

中国国務院が授権した会社承認権限部局の承認により、当社はその事業上・経営上の必要性に応じて持株会社としての機能を果たすことができる。

当社は、その業務上・発展上の必要性に応じて、当社定款の関係規定に基づき、増資を承認することができる。

当社は以下の方法により増資することができる。

(1) 不特定の投資家に対する新株式の募集

(2) 当社既存株主に対する新株式の割当て

(3) 当社既存株主に対する新株式の交付

(4) 法律および行政法規により認められたその他の方法

新株式発行による増資は当社定款の条項に従い承認された後、関連ある法律および行政法規が定める手続に従って行われる。

法律および行政法規において規制される場合を除き、当社の株式は自由に譲渡可能で、先取特権に服さない。

当社はその登録資本金を減じるときには、貸借対照表および当社の資産目録を作成しなければならない。当社は当社の債権者に対し当社が減資を決議した日から10日以内にその旨を通知し、かつかかる決議日から30日以内に最低3回新聞に公告を掲載する。債権者は当社から通知を受領後30日以内に(かかる通知を受領しなかった債権者の場合は新聞公告の第1回目の掲載日から90日以内に)、当社に対し債務の弁済またはかかる債務に対する相応の保証の提供を要求する権利を有する。減資後の当社の登録資本金は、法定最低額を下回ってはならない。

当社の普通株式の株主は、以下の義務を負うものとする。

(1) 当社定款を遵守する義務

(2) 引受株式数および引受方法に応じて申込金を支払う義務

(3) 法律、行政法規および当社定款により課されるその他の義務

株主は当社の株式引受時に当該株式の引受人が合意した以外、株式資本に対する追加出資の義務は負わない。

(ii) 取締役会秘書役

当社の取締役会秘書役は、必要な専門知識および経験を有する自然人でなければならず、当社取締役会により指名される。取締役会秘書役の主要な責任は、以下の事項を確保することである。

(1) 当社が完全な組織上の文書および記録を有していること

(2) 当社が法律に従い、関係管轄当局が要求する報告書および文書を作成、交付すること

(3) 当社の株主名簿が適切に備え置かれ、当社の記録および文書を入手する権利を有する者がこれらを遅滞なく入手できること

(iii) 監査役会

当社は監査役会を有するものとする。取締役、経理（マネージャー）および財務責任者は、監査役を兼務してはならない。監査役会は、6名の監査役から構成されるものとする。監査役の任期は3年とし、再選および再任により更新することができる。監査役会には、監査役の3分の2以上の同意により選任または解任される1名の監査役会会長を置くものとする。監査役会は、株主代表である監査役3名、当社の従業員代表である監査役1名および社外監査役2名で構成されるものとする。株主代表および社外監査役は、株主総会で選任または解任され、また当社従業員代表は従業員によって民主的に選任または解任される。

監査役会は、株主総会に対する報告義務を有し、法律に従って以下の権限を行使する。

(1) 会社の財務状態を調査すること

(2) 取締役、経理およびその他の業務執行者が、その職責を履行するにあたり、法律、行政規則および当社定款に違反して行為していないかどうか調査すること

(3) 取締役、経理またはその他の業務執行者に対して、同人らの行為が当社の利益を害する場合、その是正を要求すること

(4) 取締役会が株主総会に提出する、財務報告、事業報告および利益処分案等の財務情報を検査し、それについて疑義が生じた場合、公認会計士および当社がその時に委嘱している監査人による再調査を当社の名において承認すること

(5) 臨時株主総会の開催を提案すること

(6) 取締役との交渉、または取締役に対する訴訟提起の際に当社を代表すること

(7) 当社定款に規定されたその他の権限を行使すること

監査役会の構成員は、取締役会に列席するものとする。

(iv) 当社の会長

当社は、1名の会長を有するものとし、その任免は取締役会が行う。会長の任期は3年とし、再選および再任により更新される。

会長は、取締役会に報告義務を負うものとし、以下の権限を有する。

(1) 株主総会の開催および取締役会会議の招集

(2) 取締役会決議の実施状況の精査

(3) 当社発行の有価証券への署名

(4) 当社の取締役会により付与されたその他の権限の行使

会長は、その職責を履行し得ない場合、かかる職責を副会長に委任することができる。

(v) 取締役会

取締役会は、当社の業務執行機関とし、株主総会に対して責任を負い、以下の権限を行使する。

(1) 株主総会の招集に責任を負い、株主総会において株主に対しその業務執行について報告すること

(2) 株主総会における株主決議を実施すること

(3) 当社の経営計画および投資案を決定すること

(4) 当社の年次暫定財務予算案および確定予算案を作成すること

(5) 当社の利益処分案および損失填補案を作成すること

(6) 当社の登録資本金の増加または減少案および当社の社債発行案を作成すること

(7) 当社の合併、分割または解散案を立案すること

(8) 当社の内部管理機構の設置を決定すること

(9) 当社の経理（マネージャー）を任命または解任し、経理の指名に基づき当社の副経理（副マネージャー）および財務責任者を任命または解任し、ならびにこれらの者の報酬を決定すること

(10) 当社の基本的管理制度を設定すること

(11) 当社定款の改正案を作成すること

(12) 国家の関連規定に従い、当社の給与水準ならびに福利厚生および報償手続を決定すること

(13) 法令諸規則または当社定款のもとで株主の専権事項でない他の重要な営業上および管理上の事柄を決定すること

(14) 重要な買収または処分案を作成すること

(15) 株主総会において株主により付与された、または当社定款により付与されたその他の権限を行使すること

取締役の３分の２以上により可決される、上記第（6)、(7）および（11）項に記載された事項に関する取締役会決議を除き、その他すべての事項に関する取締役会決議は、取締役の過半数により可決することができる。

取締役会は毎年2回以上開催されるものとし、取締役会会長により招集されるものとする。すべての取締役に対し、少なくとも開催日の10日前までに会議の通知がなされるものとする。緊急事項がある場合、当社の経理または取締役の３分の１以上の要請があれば、臨時取締役会を開催することができる。

取締役会会議は、取締役の過半数が出席する場合に限り開催される。各取締役は１議決権を有する。ある決議に対する賛成票と反対票が同数である場合、取締役会会長が決定票を有するものとする。

ある取締役または当該取締役の関係者（上場規則に定義する。）が取締役会会議における決議案に関して利害関係を有する場合、かかる取締役は当該会議に出席することはできず、かかる事項について議決権を行使することもできない。かかる取締役は、当該取締役会会議における定足数に含まれないものとする。

(vi) 会計および監査

(1) 会計監査人の選任

当社は、中国の関連規則に基づき当社の年次報告書を監査しその他の財務報告書を精査する資格を有する独立会計監査人を選任する。最初の会計監査人は、当社の創立総会により第１回の定時総会前にこれを選任することができる。前述のとおり選任された会計監査人は、第１回定時総会の終了時まで在任する。創立総会において前述の権限が行使されなかった場合、取締役会がこれを行使する。

当社が選任した会計監査人は、選任された定時株主総会の終了時から次回の定時株主総会の終了時まで在任する。

株主総会招集前に、取締役会は会計監査人の偶発的な欠員を補充することができるが、かかる欠員が存続する期間中、残存または継続する会計監査人があれば、これが行為することができる。

株主は総会において、当社と会計監査人の間の契約規定にかかわらず、当社の会計監査人をその任期満了前に普通決議により解任することができる。しかしながら、このことは当該会計監査人の解任により生じる

損害（もしあれば）に対するその賠償請求権を損わない。

会計監査人の報酬または当該会計監査人に対する報酬支払方法は、株主総会により決定される。

(2) 会計監査人の変更および解任

当社による会計監査人の選任、解任または不再任は、株主総会により決議される。かかる決議は、国務院の証券監督当局に提出される。

株主総会において、会計監査人の偶発的な欠員を補充するために現職の会計監査人でない事務所を会計監査人に選任する決議、偶発的な欠員を補充するため取締役会が選任した退任会計監査人を再任する決議または任期満了前に会計監査人を解任する決議の採択が提案された場合、以下の規定が適用される。

(a) 総会通知が株主に送付される前に、提案の写しが、当該会計年度中に選任もしくは離任が提案された事務所またはその職から離任した事務所（離任には、解任、辞任および退任が含まれる。）に送付されるものとする。

(b) その職から離任する会計監査人が書面による表明をなし、当社に対しかかる表明を株主に通知するよう要求する場合、当社は（かかる表明の受領が遅すぎない限り）以下を行うものとする。

(i) 株主に対して行われる決議通知の中に、当該表明がなされた事実を記載する。

(ii) 当該表明の写しを通知に添付し、これを当社定款に規定される方法により株主に送付する。

(c) 当該会計監査人の表明が上述したところに従って送付されなかった場合、当該会計監査人は、当該表明を株主総会において読み上げることを要求し、さらに不服を申立てることができる。

(d) その職から離任する会計監査人は、以下の株主総会に出席し、かかる総会にかかるすべての通知およびその他の通信文書を受領し、自らが出席している総会において当社の元会計監査人としての職務に関する事項について発言する権利を有する。

(i) その所定の任期が満了するはずであった株主総会

(ii) その解任により発生した欠員を補充する提案がなされる株主総会

(iii) その辞任に従い招集された株主総会

(3) 会計監査人の辞任

会計監査人が解任または再任されない場合、当社に不適切な事由が存在したか否かにつき株主総会に対し説明するものとする。

会計監査人は、当社の法律上の所在地において辞任通知を提出することにより辞任することができ、その効力はかかる提出の日またはかかる通知に記載されている提出日以後の日に発生する。かかる通知には以下の事項が記載される。

(1) その辞任に関し当社の株主または債権者に通知すべきであると考える事由が存在しない旨の記述、または

(2) かかる事由に関する記述

上記に基づいて通知が提出された場合、当社は14日以内に当該通知の写しを関係監督当局に送付する。かかる通知に上記（2）に基づく記述が含まれていた場合、かかる記述の写しは当社の所在地において株主の縦覧に供される。当社はまた、かかる記述の写しをH株式の各株主に、料金前納郵便にて株主名簿の登録住所に宛てて送付する。

会計監査人の辞任通知に当社の株主もしくは債権者に通知すべき事由の記述が含まれている場合、当該会計監査人は取締役会に対し、その辞任に関する事情の説明を受ける目的で臨時株主総会を招集することを要求できる。

(vii)　紛争解決

H株式の保有者と当社の間、H株式の保有者と当社の取締役、監査役、経理（マネージャー）またはその他の業務執行者の間、またはH株式の保有者と国内株式の保有者の間において、当社定款または中国会社法もしくは当社の業務にかかるその他の関連法および関連行政規則により付与され課される権利義務に関し発生した紛争もしくは請求は、関係当事者により仲裁に付されなければならない。

申立人は、その仲裁を、中国国際経済貿易仲裁委員会においてその規則に従い実施するか、香港国際仲裁センターにおいてその証券仲裁規則に従い実施するかを選択することができる。申立人が紛争もしくは請求を仲裁に付すと、被申立人は申立人が選択した仲裁機関に従わなければならない。

申立人が香港国際仲裁センターにおける仲裁を選択した場合、紛争もしくは請求にかかるいかなる当事者も、香港国際仲裁センターの証券仲裁規則に従い審理が深圳で行われるべきことを申請することができる。

上述する紛争もしくは権利の請求が仲裁により解決される場合、法律および行政規則に別段の定めがない限り、中華人民共和国の法律が準拠法となる。

株主の身元にかかる紛争および株主名簿に関する紛争は仲裁に付される必要はない。

仲裁機関の裁定は、終局的かつ確定的であり全当事者を拘束する。

2．外国為替管理制度

中国の外国為替制度は、1993年以降大改革が行われている。

1993年12月28日、中国人民銀行は、中国国務院の授権のもと、外国為替管理制度の一層の改革に関する通告（1994年１月１日付けで施行）を発行した。他の新規則および実施措置には、外国為替の決済、売却および支払に関する暫定規則が含まれ、当該規則は1996年６月20日に制定されて、1996年７月１日に発効した。当該規則には、企業、個人、外国組織および中国への訪問者による外国為替の決済、売却および支払に関する詳細な規定が定められている。これら新規則のもとで、従前の人民元にかかる二重為替相場制度は廃止され、概ね需給関係に基づいた統一された変動為替相場制度が導入された。中国人民銀行は、ドルに対する人民元の為替レートを毎日公表している。かかるレートは、銀行間外国為替市場における前日の人民元／米ドルの取引価格を参照にして設定される。

中国企業による外貨収入は、指定銀行に売却されることになっている。ただし、外国投資持分を有する企業が稼得したものまたは関係規則のもとで特に免除されているものについてはこの限りでない。外国の機関からの借入れまたは外貨建ての株式または社債の発行によって調達した外貨収入は、指定銀行に売却する必要はないが、指定銀行に開設された外貨口座に預託されなければならない場合がある。現在、外貨の購入に関する管理は緩和されている。中国国内の企業で、その通常取引および非取引業務、輸入活動および外貨建て債務の返済のために外貨を必要とするものは、申請書に然るべき関係書類が添付されていれば、指定銀行から外貨を購入することができる。

さらに、外国投資を行っている企業は、指定銀行に開設された外国為替口座に預託された資金を用いて、外国人投資家に対する利益の分配を行うことができる。かかる外貨が不十分である場合、企業は、指定銀行から外貨を購入することができる。外国為替取引を行う場合、指定銀行は、中国人民銀行の公表する為替レートに基づき、かつ一定の制限に服した上で、自由に適用される外国為替レートを決定することができる。旧制度に基づく関係団体に対する外貨割当は、段階的に廃止されつつある。外貨割当の残額は、指定外国為替銀行を通じて外貨に転換することができる。

中国外国貿易センター（以下「CFETC」という。）が、1994年1月1日に正式に設立され、業務を開始した。CFETCは、いくつかの主要都市のサブセンターとの間にコンピュータ化されたネットワークを張り巡らし、それにより指定銀行がそれぞれの外貨を取引･決済できる銀行間市場が組織されている。CFETCの創設は、もともと、スワップ・センターの廃止と時期を同じくする形で予定されていた。しかし、スワップ・センターは、暫定措置として残され、外国投資を行っている企業は、現在、国家外国為替管理局またはスワップ・センターが設置されている地方事務所の承認を得た上で、指定された中国銀行を通じてではなく、スワップ・センターを通じてのみ外貨取引を行うことを要求されている。

海外上場企業の為替管理に関する若干の問題に関する通知が、1994年１月13日に、中国国務院の証券規制当局および国家外国為替管理局により共同で発行された。当該通知は、以下のとおり定めている。

- 国家外国為替管理局の承認を得て、海外上場企業は中国国内の銀行に外国為替口座を開設し、海外株式募集で得た外貨による手取金をそこに保持することができる。
- 株式募集の外貨による手取金を受取った後10日以内に、企業はかかる手取金を中国の銀行口座に送金しなければならない。
- 国家外国為替管理局の承認を得て、企業は、配当その他の利益分配の支払のため、外貨をその外貨建て銀行口座から中国国外の外国人投資家に送金することができる。
- もし企業の株式資本の25%以上が外国人投資家により保有されている場合、当該企業は、MOFETCに対し外国投資企業としての地位を申請することができ、MOFETECの承認が得られれば、当該企業の外国為替問題は、外国投資企業に適用される外国為替規則に従って処理される。

2002年８月５日、中国国務院の証券規制当局と国家外国為替管理局により海外上場企業の外国為替管理の一段の改良に関する通知が共同で発行された。当該通知は、以下のとおり定めている。

● 中国国務院の証券規制当局から株式の海外上場発行に対する承認が下されてから30日以内に、海外上場企業の株式を保有する国内企業は、外国為替に関する地方管理当局において、海外上場株式につき、外国為替登録手続を行わなければならない。

● 株式募集による外貨建ての手取金を受取った後30日以内に、海外上場企業は、受取った外貨の残高を、関連費用を控除した後、中国に送金しなければならず、外国為替に関する地方管理当局の承認を得ないで、手取金を海外に保留してはならない。送金された資金は、外国人投資家の直接投資資金として管理され、外国為替に関する地方管理当局の承認を条件に、当該資金を保持するための特別口座を開設することができ、かかる資金を外国為替の決済に使用することができる。

● 手取金が中国に送金される前に、もし海外上場企業が手取金の一時的な預託のため海外口座を開設する必要に迫られた場合、外国為替に関する地方管理当局に海外特別外国為替口座を開設するための申請を行うことができる。ただし、口座開設の日から３ヵ月間を最大期限とする。

● 海外上場企業が海外上場外国株式を買い戻す必要が生じた場合、海外上場株式および海外口座開設ならびに資金送金の承認について外国為替に関する地方管理当局に申請した後、中国国務院の証券規制当局から承認を得なければならない。

３.課税上の取扱い

(1) 中国における課税

(a) 中国国内の会社に適用される税金

(i) 企業所得税

1994年１月１日より、株式会社に適用される所得税は、1993年12月13日に中国国務院により公布された中国の企業所得税に関する暫定規則(以下「租税規則」という。)に準拠している。租税規則は、生産、営業に従事する国有企業、集団所有企業、民営企業、合弁会社および株式会社ならびにその他の収益企業は、それぞれの課税所得の33%の税率で所得税を支払うべきことを定めている。ただし、特定範疇の企業について、既存の法律、行政規則またはその他中国国務院が制定した関連規則が、税務上の特典および減税方針を定めている場合はこの限りでない。

(ii) 付加価値税

1994年１月１日に発効した付加価値税に関する中国の暫定規則および1994年１月１日に施行された付加価値税に関する中国の暫定規則の施行規則に従い、中国で販売されたまたは中国に輸入された財または中国国内で提供された加工、修理および取替サービスに対し付加価値税が課せられる。納付すべき付加価値税は、「産出付加価値税」から「投入付加価値税」を差し引いたものとして計算される。グループが仕入れについて納付すべき投入付加価値税は、顧客から徴収した産出付加価値税から回収され、産出付加価値税が投入付加価値税を上回る部分が課税当局に支払われる。付加価値税率は17%または、商品種類に応じて、一定の限られた場合に13%である。

(iii) 事業税

1994年１月１日付けの事業税に対する中国の暫定規則および1999年１月１日付けの事業税に対する中国の暫定規則の実施規則に従い、中国国内で課税対象サービスを提供する企業、無形資産を譲渡する企業または不動産を売却する企業に対し事業税が課せられる。事業税は、中国国内における課税対象サービスの提供、無形資産の譲渡および不動産売却について3%ないし20%の税率で徴収される。

(b) 株主に対する課税

(i) 配当課税

1993年7月21日、国家税務当局は、(配当および株式の保有および譲渡から得られる利益について外国投資企業、外国企業および外国人に適用される税に関する通知(以下「本税務通知」という。)により、外国人投資家が中国上場の国内株式およびH株式など海外上場株式から受領する配当は、本来ならば20%の税率で適用される源泉徴収税を免除されることを確認した。

1993年10月31日、中国個人所得税法の改正(以下「本改正」という。)が公布され、1991年1月1日に遡及して施行された。本改正は、従前発表された税務法令諸規則で、本改正に抵触するものは無効とする旨定めている。本改正のもとで、中国に居住していない外国人は、H株式について受取る配当に対し20%の税率で源泉徴収税を課せられる。1994年7月26日、国家税務当局は、「中国国内上場株式の保有により外国人投資家が受領する配当に関する関係税務問題に関する中国国税局の通知」と題する書簡を発行し、海外上場の中国企業から受取る配当について本税務通知に記載された源泉徴収税の一時的免除を再確認した。

よって、中国の現行の法令諸規則のもとで、外国企業または外国人が保有するH株式にかかる配当またはその他の分配について源泉徴収税は課せられない。ただし、もし、本税務通知が撤回された場合、かかる配当または分配には20%の源泉徴収税が課せられる可能性がある(ただし、適用ある二重課税防止条約があれば、これに従い軽減税率が適用されることがある。)。

(ii) 租税条約

上記(i)に従い源泉徴収税が課せられる場合、中国国内に恒久的施設または事業所を有しない外国企業および中国との間に二重課税防止条約を締結している国に居住する非中国人投資家は、当該投資家に支払われる配当に課せられる源泉徴収税について減免措置を受けることができる。中国は現在、オーストラリア、カナダ、フランス、ドイツ、日本、マレーシア、オランダ、シンガポール、英国および米国を含むいくつかの国々との間に二重課税防止条約を締結している。

(iii) 印紙税

1988年10月1日に施行された株式制実験企業税収関連問題の暫定規定および印紙税に関する中国の暫定規則に従い、中国上場の国内株式の譲渡について印紙税が課せられる。しかし、これは非中国人投資家が中国国外で売買するH株式については適用されない。

(iv) 遺産税、相続税または贈与税

中国には現在、遺産税、相続税または贈与税は存在しない。

(c) 香港における租税

(i) 配当

現行実務のもとでは、当社によって支払われる配当について香港でいかなる税金も支払う必要がない。

(ii) 利益税

香港にはキャピタル・ゲイン税は存在しない。香港で取引を行い、専門的職業を営みまたは事業を行い、かかる取引、専門的職業または事業から香港で所得を得る者は、利益税を課せられる。香港で事業を行い、かつ株式の売買から取引利益を得る証券業者は、利益税に服する。現在、法人の利益税は課税対象利益の17.5%の税率で課せられる。個人の利益税は、累進税率で課せられ、最高税率は現在16%である。

(iii) 印紙税

株式の売買は、印紙税の対象となり、売り手および買い手の双方に納税義務がある。印紙税は、売買代金または（もしこちらの方が高い場合は）売却される株式の公正価値に基づいて支払われる。売買代金または（もしこちらの方が高い場合は）株式の公正価値の1,000香港ドル毎に、現在2香港ドルが課せられる。印紙税は通常、取引所取引については買い手と売り手の間で折半で負担される。このほか、香港に置かれた株主名簿または分割名簿に登録することを要する譲渡証書毎に、5香港ドルの固定税が支払われる。

(iv) 遺産税

香港にある財産で、人（本拠地および居住地の如何を問わない。）の死亡により譲渡されたまたは譲渡されたとみなされるものは、当該財産の価値に基づき遺産税を課せられる。H株は、これが会社の香港分割名簿に掲載されていることを理由に、遺産税務上、香港にある財産とみなされる。香港の遺産税は、5％ないし15％の累進税率で課せられる。過去には、遺産税の税率および下限値はかなり定期的に調整されていた。課税対象となる遺産の課税価格が7.5百万香港ドル以下の場合、遺産税は課せられない、また課税価格が10.5百万香港ドルを超過した場合、15％の最高税率が適用される。

(2) 日本における課税上の取扱い

適用ある租税条約、所得税法、法人税法、相続税法およびその他の日本の現行の関連法令に従い、またこれらの法令上の制限を受けるが、日本の個人または日本法人の所得（および、個人に関しては相続財産）が上記の香港税制に関する記述に述べられた香港の租税に対象となる場合、かかる香港の租税は、当該個人または法人が日本において支払うこととなる租税の計算上税額控除の対象となる場合がある。なお、「第８－２．日本における実質株主の権利行使方法－(5)本邦における配当等に関する課税上の取扱い」も参照されたい。

４．法律意見

当社の法律顧問である競天公誠律師事務所（Jingtian & Gongcheng法律事務所）より、大要、下記の趣旨の法律意見書が出されている。

（イ）当社は、中国の法律のもとで株式会社として適法に設立され、有効に存続している。

（ロ）予定された当社H株式の日本における募集は、中国いかなる適用法令にも違反しない。

（ハ）本書中の中国の法令に関する記述はすべて、記載の欠如であるか否かを問わず、正確であり誤解を招くものでない。

第2　企業の概況

1．主要な経営指標等の推移

主要な経営指標等の推移として以下に記載する一定の情報は、2001年、2002年および2003年の12月31日に終了した事業年度における当グループの財務情報から抽出したものである。これら一定の情報は、「第6 経理の状況」に記載されている財務情報と併せて読まれるべきである。なお、当社は、以下「2．沿革」で述べるように、中国会社法に基づいて2004年3月3日に株式会社として設立されたため、以下の情報は当社の前身に関するものである。

当グループ	12月31日に終了した事業年度					
	2001年		2002年		2003年	
	千人民元	百万円	千人民元	百万円	千人民元	百万円
売上高	7,795,445	99,470	10,522,234	134,264	15,276,163	194,924
営業費用	(8,801,292)	(112,305)	(10,528,540)	(134,344)	(13,009,891)	(166,006)
売上総利益(損失)	(1,005,847)	(12,835)	(6,306)	(80)	2,266,272	28,918
一般管理費	(75,477)	(963)	(219,731)	(2,804)	(406,864)	(5,192)
営業利益(損失)	(1,081,324)	(13,798)	(226,037)	(2,884)	1,859,408	23,726
財務費用純額	(276,000)	(3,521)	(383,333)	(4,892)	(459,447)	(5,863)
持分法による投資利益	7,072	90	4,128	53	6,957	89
税引前利益(損失)	(1,350,252)	(17,229)	(605,242)	(7,723)	1,406,918	17,952
税金費用	12,721	162	10,196	130	(9,573)	(122)
当期利益(損失)	(1,337,531)	(17,067)	(595,046)	(7,593)	1,397,345	17,830
少数株主損益	(885)	(11)	(2,041)	(26)	(14,473)	(185)
株主帰属利益(損失)	(1,338,416)	(17,078)	(597,087)	(7,619)	1,382,872	17,645
基本1株当たり利益(損失)	(0.74)人民元	(9)円	(0.32)人民元	(4)円	0.46人民元	6円

	12月31日現在					
	2001年		2002年		2003年	
	千人民元	百万円	千人民元	百万円	千人民元	百万円
固定資産						
有形固定資産	4,001,666	51,061	5,403,216	68,945	9,087,847	115,961
繰延税金資産	61,991	791	74,010	944	87,559	1,117
関連会社に対する投資	60,214	768	61,778	789	46,343	591
投資有価証券	70,600	901	70,600	901	-	-
固定資産合計	4,194,471	53,521	5,609,604	71,579	9,221,749	117,669
流動資産						
バンカー(燃料)	117,301	1,497	171,448	2,188	195,041	2,489
受取手形および売掛金	1,465,866	18,704	2,075,218	26,480	2,360,967	30,126
前払費用およびその他の未収金	42,243	539	283,736	3,620	221,889	2,831
現金および預金	371,553	4,741	515,271	6,575	1,484,464	18,942
拘束性預金	-	-	83,000	1,059	-	-
流動資産合計	1,996,963	25,481	3,128,673	39,922	4,262,361	54,388
流動負債						
支払手形および買掛金	1,020,836	13,026	1,218,479	15,548	1,484,173	18,938
未払費用およびその他の未払金	120,131	1,533	142,849	1,823	390,079	4,977
最終持株会社に対する債務	1,260,633	16,085	2,016,849	25,735	77,459	988
短期借入金	1,315,080	16,780	1,588,580	20,270	1,389,720	17,733
長期借入金 －1年内期日到来分	145,000	1,850	26,000	332	387,515	4,945
ファイナンス・リース債務 －1年内期日到来分	178,028	2,272	238,153	3,039	334,232	4,265
流動負債合計	4,039,708	51,546	5,230,910	66,747	4,063,178	51,846
正味流動資産(負債)	(2,042,745)	(26,065)	(2,102,237)	(26,825)	199,183	2,542
流動負債控除後資産合計	2,151,726	27,456	3,507,367	44,754	9,420,932	120,211

	12月31日現在					
	2001年		2002年		2003年	
	千人民元	百万円	千人民元	百万円	千人民元	百万円
株主持分						
資本金	1,801,050	22,981	2,801,050	35,741	3,801,050	48,501
剰余金	(2,007,513)	(25,615)	(2,601,562)	(33,196)	(174,361)	(2,224)
株主持分合計	(206,463)	(2,634)	199,488	2,545	3,626,689	46,277
少数株主持分	5,617	71	14,294	183	41,543	530
固定負債						
長期借入金	1,160,340	14,806	2,019,814	25,773	4,232,772	54,010
ファイナンス・リース債務	1,192,232	15,213	1,273,771	16,253	1,519,928	19,394
固定負債合計	2,352,572	30,019	3,293,585	42,026	5,752,700	73,404
	2,151,726	27,456	3,507,367	44,754	9,420,932	120,211

	12月31日に終了した事業年度					
	2001年		2002年		2003年	
	千人民元	百万円	千人民元	百万円	千人民元	百万円
営業活動によるキャッシュ・フロー						
営業活動によるキャッシュ・フロー	(379, 128)	(4, 838)	(439, 258)	(5, 605)	2, 721, 020	34, 720
中国企業所得税支払額	-	-	(423)	(5)	(5, 112)	(65)
営業活動による正味キャッシュ・フロー	(379, 128)	(4, 838)	(439, 681)	(5, 610)	2, 715, 908	34, 655
投資活動によるキャッシュ・フロー						
有形固定資産の取得による支出	(525, 006)	(6, 699)	(1, 424, 976)	(18, 182)	(3, 490, 328)	(44, 536)
有形固定資産の処分による収入	34	0	9	0	3, 685	47
子会社の取得による支出	(4, 334)	(55)	-	-	-	-
関連会社に対する投資および投資有価証券の処分による収入	4, 500	57	-	-	86, 524	1, 104
関連会社に対する投資による支出	(50, 000)	(638)	-	-	-	-
関連会社からの配当金受取額	3, 038	39	4, 884	62	4, 107	52
利息受取額	21, 186	270	5, 353	68	6, 319	81
投資活動による正味キャッシュ・フロー	(550, 582)	(7, 026)	(1, 414, 730)	(18, 052)	(3, 389, 693)	(43, 252)

	12月31日に終了した事業年度					
	2001年		2002年		2003年	
	千人民元	百万円	千人民元	百万円	千人民元	百万円
財務活動によるキャッシュ・フロー						
利息支払額	(143, 116)	(1, 826)	(242, 412)	(3, 093)	(316, 872)	(4, 043)
資本金の増加	-	-	1, 000, 000	12, 760	1, 000, 000	12, 760
短期および長期借入金の増加	2, 472, 540	31, 550	2, 951, 054	37, 656	4, 083, 193	52, 101
短期および長期借入金の返済	(1, 549, 500)	(19, 771)	(1, 937, 080)	(24, 717)	(1, 707, 580)	(21, 789)
最終持株会社に対する債務の増加	465, 000	5, 933	655, 000	8, 358	74, 534	951
最終持株会社への借入金の返済	-	-	-	-	(965, 000)	(12, 313)
少数株主への配当金支払額	-	-	-	-	(1, 414)	(18)
少数株主による増資	-	-	3, 598	46	14, 190	181
ファイナンス・リース支払額の元本相当分	(129, 356)	(1, 651)	(195, 276)	(2, 492)	(279, 306)	(3, 564)
ファイナンス・リース支払額の利息相当分	(220, 779)	(2, 817)	(236, 755)	(3, 021)	(258, 767)	(3, 302)
財務活動による正味キャッシュ・フロー	894, 789	11, 418	1, 998, 129	25, 496	1, 642, 978	20, 964
現金および現金同等物の純増加(減少)	(34, 921)	(446)	143, 718	1, 834	969, 193	12, 367
現金および現金同等物期首残高	406, 474	5, 187	371, 553	4, 741	515, 271	6, 575
現金および現金同等物期末残高	371, 553	4, 741	515, 271	6, 575	1, 484, 464	18, 942
現金および現金同等物残高の内訳						
現金および預金	371, 553	4, 741	515, 271	6, 575	1, 484, 464	18, 942

当　社

	12月31日現在					
	2001年		2002年		2003年	
	千人民元	百万円	千人民元	百万円	千人民元	百万円
固定資産						
有形固定資産	3, 980, 759	50, 794	5, 348, 892	68, 252	8, 272, 362	105, 556
繰延税金資産	61, 991	791	74, 010	944	87, 559	1, 117
子会社に対する投資	5, 900	75	42, 500	543	121, 586	1, 551
関連会社に対する投資	49, 492	632	44, 608	569	29, 214	373
投資有価証券	70, 600	901	70, 600	901	-	-
固定資産合計	4, 168, 742	53, 193	5, 580, 610	71, 209	8, 510, 721	108, 597
流動資産						
バンカー(燃料)	114, 738	1, 464	161, 328	2, 059	188, 912	2, 411
受取手形および売掛金	1, 425, 150	18, 185	2, 042, 846	26, 067	2, 626, 823	33, 518
前払費用およびその他の未収金	31, 785	406	293, 251	3, 742	91, 484	1, 167
現金および預金	365, 045	4, 658	491, 960	6, 277	1, 151, 910	14, 698
拘束性預金	-	-	83, 000	1, 059	-	-
流動資産合計	1, 936, 718	24, 713	3, 072, 385	39, 204	4, 059, 129	51, 794
流動負債						
支払手形および買掛金	982, 723	12, 540	1, 182, 809	15, 093	1, 622, 205	20, 699
未払費用およびその他の未払金	105, 857	1, 351	132, 106	1, 686	183, 099	2, 336
最終持株会社に対する債務	1, 243, 102	15, 862	2, 013, 640	25, 694	-	-
短期借入金	1, 315, 080	16, 780	1, 588, 580	20, 270	1, 389, 720	17, 733
長期借入金 一1年内期日到来分	145, 000	1, 850	26, 000	332	387, 515	4, 945
ファイナンス・リース債務 一1年内期日到来分	178, 028	2, 272	238, 153	3, 039	334, 232	4, 265
流動負債合計	3, 969, 790	50, 655	5, 181, 288	66, 114	3, 916, 771	49, 978
正味流動資産(負債)	(2, 033, 072)	(25, 942)	(2, 108, 903)	(26, 910)	142, 358	1, 816
流動負債控除後資産合計	2, 135, 670	27, 251	3, 471, 707	44, 299	8, 653, 079	110, 413

	12月31日現在					
	2001年		2002年		2003年	
	千人民元	百万円	千人民元	百万円	千人民元	百万円
株主持分						
資本金	1, 801, 050	22, 981	2, 801, 050	35, 741	3, 801, 050	48, 501
剰余金	(2, 017, 952)	(25, 749)	(2, 622, 928)	(33, 468)	(477, 558)	(6, 093)
株主持分合計	(216, 902)	(2, 768)	178, 122	2, 273	3, 323, 492	42, 408
固定負債						
長期借入金	1, 160, 340	14, 806	2, 019, 814	25, 773	3, 809, 659	48, 611
ファイナンス・リース債務	1, 192, 232	15, 213	1, 273, 771	16, 253	1, 519, 928	19, 394
固定負債合計	2, 352, 572	30, 019	3, 293, 585	42, 026	5, 329, 587	68, 005
	2, 135, 670	27, 251	3, 471, 707	44, 299	8, 653, 079	110, 413

2.沿　革

当社の前身は、1997年８月28日に中華人民共和国において中国会社法のもとで閉鎖会社組織である有限会社として設立された。当社の前身が有限会社として設立された時点の登録資本総額は６億8,737万人民元であり、そのうちチャイナ・シッピングが51%、広州海運が24%、そして上海ハイシンが25%を所有していた。これら出資者の間の資本関係、その後の増資状況および持分の変遷については、「３．事業の内容－(1)事業－沿革」を参照されたい。以下に詳述するグループの組織再編の一環として、当社は、2004年３月３日に、中国会社法に基づいて当社の前身を株式会社へ転換することにより、チャイナ・シッピングを唯一の発起人とする発起設立の方法により設立された。設立時に38億3,000万株の国内株式が発起人であるチャイナ・シッピングに割当てられ、発行された。

本組織再編

本件上場の準備のために実施された本組織再編には、下記が関係している。

(a)　2003年10月15日、CS（香港)ホールディングスは、CS（香港）ホールディングスから当社へのCSアジアおよびCS（香港)の発行済株式資本すべての譲渡に関する２つの別個の契約を当社との間に締結した。

(b)　2003年10月20日、チャイナ・シッピングは、当社からチャイナ・シッピングへの下記株主持分の譲渡に関する６つの別個の契約を当社との間に締結した。

(i)　チャイナ・シッピング・ストーレジ（上海)コ・リミテッド に対する21.74%の株主持分

(ii)　キンドンファン・コンテナ(青島)コ・リミテッドに対する20%の株主持分

(iii)　チャイナ・シッピング・グローバル・フレート・コ・リミテッドに対する12.5%の株主持分

(iv)　チャイナ・シッピング・コンテナ・ストーレジ(大連)コ・リミテッドに対する10%の株主持分

(v)　チャイナ・シッピング・ポート・ディベロップメント・コ・リミテッドに対する４%の株主持分

(vi)　CS ロジスティクスに対する3.96%の株主持分

(c)　2004年１月10日、チャイナ・シッピングは、広州海運および上海海運が保有する当社に対する持分をチャイナ・シッピングに無償で譲渡することに関して、広州海運および上海海運と無償の株式譲渡契約を締結した。

(d)　2004年１月29日、国有資産監督管理委員会は、チャイナ・シッピングに対し、当社に対する国有の持分に関する経営陣の提案を承認する承認文書（チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド（設立予定）に対する国有の株式持分にかかる経営陣に対する一定の質問に関する承認状(Guo Qi Chan Quan [2004] No. 32))を発行した。

(e)　2004年２月５日、国有資産監督管理委員会は、株式会社として当社を設立すること、当該株式会社の資本金を3,830,000,000人民元として、そのすべてをチャイナ・シッピングが保有することを承認した(Guo Zi Gai Ge [2004] No.49)。

(f)　2004年２月20日、当社の単独株主であるチャイナ・シッピングは、決議を採択し、それにより、とりわけ、次の事項が決定された。

(i)　当社の設立を承認すること。

(ii)　当社の原始定款を採択すること。

(g)　2004年３月３日、中国国家工商行政管理局から営業証(第3100001007214号)が発行され、それにより当社は株式会社として設立されて、法人格を取得した。

(h)　2004年3月23日、国有資産監督管理委員会は、当社を「海外募集会社」に転換することを認可し、当社の定款を承認した (Guo Zi Gai Ge [2004] No.168)。

(i)　2004年4月14日、証券監督管理委員会は、当社がグローバル・オファリングにより海外上場外国株式を発行することを認可する承認文書(Zheng Jian Guo He Zi [2004] No.14)を発行した。

本組織再編後、グローバル・オファリングの直前において、チャイナ・シッピングは当社の発行済株式資本のすべてを所有していた。

３．事業の内容

(1) 事 業

概 観

当グループは、中国に本社を置く世界最大で最も急速に成長するコンテナ海運会社の1つである。当社は、主に国際および国内コンテナ海上輸送の運航と管理に従事している。BRS-アルファライナー(注1)によると、当グループは、2004年４月30日時点で、積載能力に関して世界で10番目に大きなコンテナ海運会社にランクされた。2004年４月30日時点で、当グループは、総積載能力が約215,691TEUの113隻の船隊を運航していた(そのうち総積載能力7,254TEUの16隻を傭船に出していた)。隻数計算基準の詳細については、下記「基準」を参照されたい。さらに、これらの船舶のうち25隻の積載能力は、4,000TEUを超えていた。当グループの船隊の船舶の平均船齢は、2004年４月30日時点で約9.7年であったが、一方で当グループの4,000TEUおよび5,000TEUを超える積載能力の船舶の平均船齢はそれぞれ1.6年および1.7年であった。当グループの船隊の総積載能力は、2003年12月31日までの５年間にわたって、年複利増加率約19.3%で急成長を遂げた。

(注１) BRS-アルファライナーは、パリに本拠を置く国際船舶ブローカー、バリー・ログリアノ・サレスの一事業部門である。

当グループは、1997 年８月の創設以来の大きな発展と成長の結果として、中国に確固とした事業拠点を置いた世界的なサービス網と、国内市場はもちろん、その主な国際市場でも強力な地位を獲得した。2003 年 12 月 31 日までの３年間、当グループの国際貿易市場における年間取引量は、実入りコンテナ数にしてそれぞれ約 130 万 TEU、170 万 TEU、および 200 万 TEU であったが、その稼働率は約 55.0%、61.8%、および 65.1%であった。当グループの同じ３年間の総収益は、それぞれ約 78 億人民元、105 億人民元、および 153 億人民元であった。

当グループは、その傭船船舶および自己所有船舶の船隊が増加し、個々の船舶の運搬能力が拡大するにつれ、長距離国際航路の数を積極的に増やし、現在では主要な全世界の貿易地域をカバーしている。2004 年３月 31 日時点で、当グループは、44 の航路に沿って国際海運サービスを提供し、そのうち 13 が当グループが単独で運航する航路、10 が共同配船航路であり、21 は他の海運会社が運航する航路であったが、この場合にはコンテナのスペースが、スロット交換・購入契約に基づき当グループに提供された。加えて、2004 年３月 31 日時点で、当グループは、２つの国際サブ・ルートを運航し、他の海運会社が運航するその他の 11 の国際サブ・ルートでコンテナ・スロットを与えられるスロット交換・購入契約の当事者となっていた。サブ・ルートは、異なる航路にある港を結びつけ、小さな港を航路に結びつけることによって、当グループの国際海運サービスを補足することを意図している。総合すると、2004 年３月 31 日時点で、当グループのサービスは、中国と、北米、欧州および地中海、日本、韓国、東南アジア、オーストラリア、西アフリカ、ならびに中東のそれぞれの地域との間の 90 を超える国際港を網羅している。2003 年には、当グループのコンテナ海運収益の約 90%が、国際海運サービスから得られたものであった。国際的事業に加えて、当グループは、2004 年３月 31 日時点で、中国において南部から北部までの約 20 の港を網羅する９の国内沿岸航路および 10 のサブ・ルートも運航していた。当社取締役は、当グループが、中国国内のコンテナ海運市場で支配的な市場リーダーであると考えている。

2004年４月30日時点で、当グループは、新たに24隻の船舶の購入注文をし、別に13隻を傭船することに同意していた。この船舶のすべてが、2004年から2007年までに引き渡されることになっている。当社は、上記の購入船舶の売り手が当社の関連当事者(上場規則に定義する。)ではないことを確認している。当グループに上記の13隻の船舶を傭船に出している船主の独立性については、下記「船舶およびコンテナ－新しい船舶への投資計画」を参照されたい。こうした購入と傭船の結果として、2004年４月30日時点で、その他の購入と傭船の見込みおよび特定の船舶の廃船を考慮に入れて、当グループは、その積載能力が、2004年４月30日時点の215,691TEUから、2004年末までに約257,000TEU、2007年末までに約434,000TEUに増加すると予想している。当社取締役は、積載能力がこのように急拡大することで、当グループは、世界的なコンテナ輸送需要の将来の増加、および当グループの全体的な発展に対処する能力を十分に備えることになると考える。さら

に、競争力のある船隊により、当グループが今以上に規模の経済を達成でき、世界各国で事業機会をつかむのに十分に態勢を整えることができると当社取締役は考えている。

主要な強み

当グループは、以下のような主要な強みをもつと考えている。

● 輸出産業を急速に育成してきた中国の市場における主導的地位

BRS-アルファライナーによると、当グループは、世界で上位10位のコンテナ海運会社のうち中国に本社を置くわずか2社のうちの1社である。中国国家統計情報センターの報告によると、2004年の輸出および実質GDPの成長率が、それぞれ14%および7.9%と見積もられており、中国は速いスピードで「世界の工場」になりつつある。中国の港の取扱能力は、2003年に4,870万TEUに達し、これは前年比で30.8%の成長率となり、中国国家統計情報センターによると、2003年の中国の港の取扱能力は他のどの国の港よりも高かった。当グループは、上海に本社があり、中国に大部分の管理と業務の拠点があるため、中国貿易の成長によって生じる全世界向けのコンテナ海運サービス需要を満たす態勢を十分に整えている。当グループはまた、2004年4月30日時点で、約215,691TEUの総積載能力を備えた113隻の船舶を運航していた。2004年3月31日時点で、当グループは、90を超える港を含む44の航路に沿って国際海運サービスを提供し、そのうち13が当グループが単独で運航する航路、10が共同配船航路であり、21は他の海運会社が運航する航路であったが、この場合にはコンテナのスペースが、スロット交換・購入契約に基づき当グループに提供された。当社取締役は、当グループが、中国国内のコンテナ海運市場で支配的な市場リーダーであると考えている。当グループは、国内コンテナ海運市場における営業免許を保有している。最近情報確認日時点で、中国国内でコンテナ輸送サービスの提供を認められている外国の登録海運会社は一社もない。当社の販売代理店として行動する地域子会社の支援を得て、当グループは、幅広い顧客から増大しつつある国際および国内コンテナ輸送取引を勧誘することができる。

● 船舶運航経費の安い新しい船隊

コンテナリゼーション・インターナショナル社の情報によると、当グループは2004年2月15日に、上位20位の海運コンテナ会社の中で、積載能力全体に対してその船隊中の新しい船舶（船齢0～4年）が占める比率が、他の会社よりも高かった。2004年4月30日時点で、当グループの船舶の平均船齢は約9.7年であり、4,000TEUを超える積載能力の船舶の92%（すなわち23隻）が船齢3年未満であった。2004年4月30日時点において、当グループはまた、新たに24隻の新しい船舶の購入注文を行い、さらに13隻の新しい船舶も傭船することに合意した。これらの船舶はすべて、2004年から2007年までに引き渡される。これらの比較的若いまたは新規注文船舶は比較的大きな積載能力（4,000TEU以上）をもつ見込みであり、これによって当グループのTEU当たりの固定営業費が削減されるはずである。そのうえ、船齢の若い船舶は運航速度が速く、船齢の高い船舶よりも短時間で航海を終えることができるため、航路において高い航海頻度を維持できるというのが当社取締役の考えである。さらに、適切な整備・修繕計画により、これらの新造船は一定の期間内により多くのコンテナを輸送することができ、それはTEU当たりの固定営業費を下げることにつながる。

● 市場機会の開拓および戦略的な船隊の拡大

当グループは、コンテナ海運業界が2000年から2002年まで景気低迷状態にある間に、相当数の船舶（合計で33隻）の船舶の購入注文を行い、定期傭船契約をした。景気低迷状態にある間に当グループがこれらの船舶を発注したため、比較的低コストでこれらの船舶を取得することができ、その結果当グループは、その能力増強コストを大幅に削減できたと当社取締役は考えている。さらに、当グループが最近発注した船舶の多くが、コンテナ海運市場における現在の景気回復が継続であろうと当社取締役が考えている期間に間に合うように、2004年から2006年までに引き渡されたか、または引き渡されることになっている。

● 経験豊かな経営陣チーム

当グループには、経験豊かな専門知識をもつ経営者チームがいる。（「第５－４　役員の状況」に記載する通り）当社の業務執行取締役および上級業務執行者（当社の公認会計士に新たに任命されたラウ・ワイ・イプ氏を除く。）は、総合すると平均で27年間を超える海運業界の経験をもっている。リ・ケリン氏は、創設時の会長であり、現在はチャイナ・シッピングの社長である。同氏は、海運業界で40年を超える経験をもつ。

● 資源配置の柔軟性

当グループは、国際海運需要の成長率が国内需要の成長率を上回るとき、国内航路で使用される船舶の一部（とりわけ、十分な積載能力、スピードおよび船積配置を備えたもの）を国際航路に再配備させたり、あるいはその逆を行うことができる。当社取締役の考えでは、当グループのこうした資源配置の柔軟性は、国内航路を運航する船舶が相当数あり、国際航路を適宜補うためにこれらの船舶を利用できることから来ている。

● 広範囲の地域に及ぶ強力な販売網

当グループは、2004年３月31日現在、（特定の主要都市を含む）中国全土に90ヵ所以上の営業拠点を有する中国の主要な各港市をカバーする強力な販売網をもっている。当社取締役は、この販売チームが、営業地域における主要な潜在顧客と業界の動向を把握するための現地に関する豊富な知識をもっていると考えている。このために、この販売網は、当グループの拡大を支えるために国内および国際的コンテナ海運事業の獲得に大きな役割を果たしている。さらに、当グループは、2004年３月31日現在、中国国外の70ヵ国の160ヵ所以上の営業拠点に現地代理店を指定し、これらによって広範囲の国際的販売網を得ることができた。

事業展開

当社は、1997年８月に上海において、チャイナ・シッピング、広州海運、および上海ハイシンによって、チャイナ・シッピングのコンテナ海運部門として設立された。1997年末時点で、当グループは、総積載能力6,000TEU未満の15隻の小型船を所有していた。2001年、2002年および2003年末時点で、当グループは、それぞれ各年に合計で102隻、106隻、111隻の船舶を傭船および所有していた（そのうち各年にそれぞれ17隻、13隻、14隻の船舶が傭船に出された。）。2004年４月30日時点で、当グループは、総積載能力215,691TEUの運航中の合計113隻の船舶を所有していた（そのうち総積載能力7,254TEUの16隻の船舶が傭船に出されていた。）。隻数計算基準の詳細については、下記「基準」を参照されたい。

航路

1997年の当社の設立のころ、当グループは、中国と日本および韓国それぞれの間、および中国沿岸の海港に沿って航行する６つの航路のみを運航していた。当グループは、その戦略的方針に従って、またその時々の市場機会および市場ニーズを考慮して、毎年さまざまな異なる航路で徐々にサービスを開始した。1998年に、当グループは、中国と東南アジアの港の間を結ぶ航路でサービスを開始し、1999年には、「中国－オーストラリア」、「極東－欧州」、および「極東－地中海」を含むさまざまな新しい航路でサービスを開始した。これに加えて、1999年に当グループは、「極東－米国西海岸」の航路を運航する６隻の船舶によって、北米への航行サービスを開始した。2001年後半に、当グループは、中東およびアフリカへの航路でサービスを開始した。2004年３月31日時点で、当グループは北米市場で、４つの航路（３つの共同配船航路を含む。）を運航する19隻の船舶をもち、他の海運会社が運航するその他の２つの航路でコンテナ・スロットを与えられるスロット交換・購入契約の当事者であった。さらに、当社取締役は、当グループが中国国内のコンテナ海運市場の市場リーダーであると確信しており、2004年３月31日時点で、当グループは中国で９つの国内沿岸航路および10のサブ・ルートを運航していた。

全般的に、当グループの船隊の規模および収益は、過去7年間にわたって大きく増大した。下記の表は、当グループの創設以来の成長を詳細に示したものである。

年末	1997年	1998年	1999年	2000年	2001年	2002年	2003年	5年間の年間平均成長率(1999年～2003年)
総積載能力 (TEU)(注1)	5,621	19,249	98,151	119,361	149,505	168,330	198,490	19.3%
実際に引き渡された実入りコンテナ換算のTEU量	48,034	249,249	778,007	1,462,700	1,804,560	2,392,642	2,834,207	38.2%
年末に運航されている船舶の合計隻数 (注1)	15	48	93	101	102	106	111	4.5%
2,000TEUを超える積載能力の船舶の総隻数(注1)	-	-	19	20	29	37	40	20.5%
国際航路数(注2)	7	19	18	30	33	32	34	17.2%
総収益(百万人民元)	151	981	2,912	7,063	7,795*	10,522*	15,276*	51.3%

注1：傭船に出された船舶を含む。2003年に14隻 (7,059TEUの総積載能力) が傭船された。隻数計算基準の詳細については、下記「基準」を参照されたい。

注2：単独運航および共同配船航路、ならびに当グループがスロット交換・購入契約に従ってコンテナ・スロットを割り当てられた、他の海運会社が運航する航路を含む。

* これらの数字は、香港の一般に認められた会計原則 (GAAP) に従って作成された。

販売網

2003年より前には、当グループは、中国で現地代理店として機能をチャイナ・シッピング・グループに頼っていた。2002年末から2003年初頭まで、当グループは、中国の主要港市（すなわち上海、大連、天津、青島、アモイ、海南、広州および深センの各市）で、現地代理店として機能を果たす地域子会社を設立した。これらの地域子会社は、当グループのために幅広い顧客から国際および国内コンテナ輸送業務を勧誘するに当って重要な役割を果たしている。当グループは、CS（海南）を例外としてこれらの地域子会社の各々の90%の持分を所有している。当社は、CS（海南）の40%の持分しか所有していないが、それにもかかわらず、本書の日付現在、CS（海南）の取締役総数の過半数を任命する権限によって同社を支配している。地域子会社のすべてが、国内および国際的な航路について代理店サービスを提供することができる。当グループは香港において、国際航路について代理店サービスを提供する完全所有子会社のCS（香港）を有している。中国と香港以外の国でも、当グループは、チャイナ・シッピング・グループの特定メンバーだけでなく、独立の第三者との間で、当グループの代理店機能を与える契約上の取り決めを結んでいる。

沿革

当社の登録株式資本および持株構造は、時間とともに変化してきた。当社は、1997年に有限会社として設立されたときに、6億8,737万人民元の登録株式資本をもっており、これは、チャイナ・シッピングが51%、広州海運が24%、および上海ハイシンが25%をそれぞれ所有していた。CSDC（旧：上海ハイシン）が公表した1997年の年次報告書によると、1997年12月31日現在、チャイナ・シッピングはCSDCの発行済株式資本の56.45%を保有していた。その後のCSDCの新株発行により、2003年12月31日現在のCSDCに対するチャイナ・シッピングの持分は約50.5%に引下げられた。

2000年3月に当社の株主の承認に基づき、当社の登録資本は18億105万人民元に増資され、チャイナ・シッピングの完全所有子会社の上海海運も当社の株主となった。当社の登録資本のこの増資の完了時点で、チャイナ・シッピングの資本拠出は7億2,158万人民元で登録資本の約40.1%、広州海運の資本拠出は2億7,807万人民元で登録資本の約15.4%、上海ハイシン（その時点までに社名をCSDCに変更した。）の資本拠出は4億5,026万人民元で登録資本の約25.0%、上海海運の資本拠出は3億5,114万人民元で登録資本の約19.5%をそれぞれ占めていた。2002年9月9日、譲渡契約に従い、CSDCは、当社に対する25%の持分を1.00人民元の対価でチャイナ・シッピングに譲渡した。これは、2002年6月30現在の鑑定純資産価額および非監査純資産価額のそれぞれに対しプレミアム付きである。CSDC権に関するさらに詳しい内容については、「(2) チャイナ・シッピング・グループとの関係－CSDC権」を参照されたい。この譲渡の完了後、チャイナ・シッピングの当社への資本拠出は、7億2,158万人民元から11億7,184万人民元に増加し、登録資本の約65.1%を占めた。

2002年11月に当社の株主の承認により、チャイナ・シッピングは、10億人民元を当社に注入し、当社の登録資本を28億105万人民元に増資した。これに応じて、チャイナ・シッピングの当社における持分は約77.5%に増加したが、広州海運および上海海運の当社における持分は、それぞれ約9.9%および約12.6%に減少した。

2003年10月の当社の株主による承認により、チャイナ・シッピングは、当社に10億人民元の追加出資を行い、当社の登録資本を38億105万人民元に引上げた。チャイナ・シッピングの当社における持分は約83.5%に増加したが、広州海運および上海海運の持分は、それぞれ約7.3%および約9.2%に減少した。

2004年1月に、広州海運および上海海運は、当社におけるそれぞれの持分のすべてを、無償でチャイナ・シッピングに譲渡した。これに続いて、2004年3月3日に当社は、チャイナ・シッピングが完全所有する株式会社に変更された。

上で述べたすべての会社の行為（当社の設立およびその後のすべての会社の変更を含む。）は中国におけるすべての必要な要件に従っていることを、当社の中国の法律顧問が確認している。

本組織再編

このグローバル・オファリングに関連して、当グループは、香港証券取引所におけるそのH株式の上場を見越して、組織再編に着手した。本組織再編に従って、当社は、ロジスティクス、ターミナルの運営、コンテナの保管、および輸送事業に従事する特定の中国法人における各種の少数持分をチャイナ・シッピングに売却した。また、当社は、CS（香港）およびCSアジアの発行済株式資本全部をCS（香港）ホールディングスから取得した。2004年1月に、広州海運および上海海運は、当社におけるそれぞれの持分を無償でチャイナ・シッピングに譲渡した。2004年3月3日に当社は、中国会社法に従って、チャイナ・シッピングを単独の発起人として株式会社に組織変更した。株式会社としての当社の設立の結果として、チャイナ・シッピングに対し、グローバル・オファリングの直前の当社の全発行済株式資本に相当する総数38億3,000万株の国内株式が割当てられ、発行された。本組織再編の詳細については、「2.沿革－本組織再編」と題する項を参照されたい。

以下のチャートは、超過割当オプションが行使されないと仮定した場合のグローバル・オファリングの終了直後の当社およびその主要子会社の会社構造と持株構造を示している。


公　募
チャイナ・シッピング
40.13%
59.87%
当　社
40%
90%
50%
100%
100%
CS(洋浦)レフリジェレーション(注2)
10%
CS（洋浦）(注3)
上海プハイ(注4)
CS（香港）(注5)
CSアジア(注6)
1%
99%
90%
90%
40%
90%
90%
90%
90%
90%
CS（天津）(注1)
CS（上海）(注1)
CS（海南）(注1)
CS（大連）(注1)
CS（青島）(注1)
CS（アモイ）(注1)
CS（深セン）(注1)
CS（広州）(注1)
インターコンチネンタル・コンピュータ(注7)

注：

(1) 当社は、当社が40%の持分を保有しているCS（海南）を除き、これらの会社のそれぞれの登録資本の90%を所有している。CS（海南）は当社の子会社とみなされる。所有構造にかかわらず、本書の日付現在、当社は、CS（海南）の定款に従って、CS（海南）の取締役総数の過半数を任命する権限を有しており、このため、同社の取締役を支配している。これらの会社は（それぞれの子会社を合わせて）すべてが、現地代理店サービスを提供している。これらの各会社における残りの発行済株式の持分は、最終的にチャイナ・シッピングにより支配されている。

(2) 登録資本の別の30%をCS（ロジスティクス）が、また残りの30%を蘇州ストーレジ保有している。CS（洋浦）レフリジェレーションは当社の子会社とみなされる。所有構造にかかわらず、本書の日付現在、当社は、CS（洋浦）レフリジェレーションの定款に従って、CS（洋浦）レフリジェレーションの取締役総数の過半数を任命する権限を有しており、このため同社の取締役を支配している。CS（洋浦）レフリジェレーションが適法に従事する権利を与えられている事業分野は、コンテナの輸送、配置および保管、冷蔵、倉庫保管、および保管事業、コンテナおよびシャーシの検査と修繕、冷蔵コンテナ用発電機の輸入、機器のリース、輸出入および供給、ならびに外部技術コンサルティングなどである。CS（洋浦）レ

フリジェレーションは、当グループのために主にコンテナの管理および修繕サービスを実施している。

(3) CS（洋浦）が適法に従事する権利を与えられている事業分野は、国内コンテナ海運、貨物販売、スロット予約、コンテナ輸送センター、積み替え、デポの建設、コンテナの修繕、リースおよび売買、船舶のリースおよび売買、ならびにコンテナ関連事業などである。

(4) 残りの50%の持分は、最終的にチャイナ・シッピングによって支配されている。上海プハイは当社の子会社とみなされる。所有構造にかかわらず、本書の日付現在、当社は、上海プハイの定款に従って、上海プハイの取締役総数の過半数を任命する権限を有しており、このため同社の取締役を支配している。上海プハイが適法に従事する権利を与えられている事業分野は、国際コンテナ海運、中国本土沿岸および長江（揚子江）沿岸の港の間の財貨（コンテナを含む。）の輸送、コンテナの建造、修繕、リースおよび販売、船舶のリースおよび販売、乗組員労務サービスと訓練およびその他の海運サービス、水上輸送のための貨物代理業、ならびに海運代理店サービスなどである。上海プハイは主に、当グループのためにサブ・ルート・サービスを実施している。2004年5月10日に、当社は上海プハイおよび同社の既存株主との間で契約を結び、当該契約のもとで、当社は、本件上場を条件に、上海プハイに対し500百万人民元の追加の資本注入を行うことに合意し、また上海プハイの他の株主は総額で50.3百万人民元の追加の資本注入を行うことに合意した。この資本注入が完了すると、上海プハイに対する当社の持分は約90%に引き上げられる。当社は、グローバル・オファリングの正味手取金の一部を上記の資本注入の払込に使用する考えである。

(5) CS（香港）は、現地代理店サービスを提供している。

(6) CSアジアは、船舶の販売、購入およびリースに従事している。

(7) インターコンチネンタル・コンピュータは、情報技術システムの開発事業およびチャイナ・シッピング・グループへの情報技術の提供に従事している。

当社の子会社および関連会社の摘要は、「第6　経理の状況」に記載されている。

当グループの事業

当グループは主に、コンテナ海運事業の運航と管理に従事している。一般に、当グループは港間のコンテナ海運サービスを提供し、一貫輸送サービスの手配を行い、2003年には世界中で毎週平均約103回の航行の実績があった。

当グループの事業は主に、国際コンテナ海運事業と中国国内コンテナ海運事業で構成される。こうした事業はともに中国に重点を置いている。当グループの国際コンテナ海運事業は、中国への海運事業より中国から外国向けの海運事業の方に重点を置いており、これにより中国と世界各地の主要港を結びつけている。当グループの国内事業は主に、中国の主要港間の海運事業で構成される。当グループはまた、以下の３種のサブ・ルート・サービスを提供している。すなわち、貿易用の国内フィーダー・サービス、国内取引用の国内フィーダー・サービスおよび国際サブ・ルート・サービスである。

コンテナ海運業は季節産業であり、その理由として特に、消費財の休日需要、農業の季節性などが挙げられる。ピーク期間は当社が営業する市場によって異なるが、収益と営業利益は上半期の方が少なく下半期の方が多いことが多かった。当グループの2003年の年間総収益の約64.1%が、上に掲げた理由による運賃および取扱数量の変動により下半期に生み出された。

2003年12月31日までの３年間に、定期船事業からの収益は、各年の総収益のそれぞれ約98.1%、98.7%、98.5%を占めた。当グループの事業は、その大半が国際コンテナ海運事業に重点を置いている。国際コンテナ海運事業は、当グループの2003年総収益の約90%に相当した。中国の国内コンテナ海運事業は、当グループの2003年総収益の約6.8%に相当した。

国際市場および航路

2004年3月31日現在、当グループは、44の航路に沿って国際海運サービスを提供し、そのうち13が、当グループの単独運航、10が共同配船航路、および21が他の海運会社が運航する航路であったが、この場合はコンテナ・スペースが、スロット交換・購入契約に基づき当グループに提供されていた。加えて、2004年3月31日時点で、当グループは、2つの国際サブ・ルートを運航し、他の海運会社が運航するその他11の国際サブ・ルートにおいてコンテナ・スロットを与えられるスロット交換・購入契約の当事者となっていた。サブ・ルートは、異なる航路にある港を結びつけ、小さな港を航路に結びつけることによって、当グループの国際海運サービスを補足することを意図している。総合すると、2004年3月31日時点で、当グループのサービスは、中国と、北米、欧州と地中海、日本、韓国、東南アジア、オーストラリア、西アフリカ、および中東のそれぞれの地域との間の90を超す国際港を網羅している。当グループはその強力なネットワークにより、他の多くの運送人に比べ、はるかにより多くの中国の直通港に寄港している。当グループの国際航路で中国から国際港に運送される財貨は、国際港から中国に運送される財貨よりはるかに多い。2003年、当グループの国際航路総運送量の約68.8%は中国発であったのに対し、北米発は約11.2%、欧州発は約9.5%にすぎなかった。ただし、中国を出航した船舶の一部は、東アジアおよび東南アジア経由で最終仕向地に向かう途中でも貨物を積載している。

以下は、2004年3月31日時点の当グループの国際海運網（単独運航および共同配船航路（またはサブ・ルート）、ならびに当グループがスロット交換および／または購入契約に従ってアクセスできる航路（またはサブ・ルートを含む。）に含まれる一部の港と地域の地図である。



ハンブルグ
フリクストウ
ロッテルダム
アントワープ
サザンプトン
ジェノア
ナポリ
ルアーブル
フォス
ピラエウス
バルセロナ
マルタ
中華人民共和国
天津
大連
仁川
神戸
名古屋
青島
上海
寧波
博多
福州
門司
赤湾
基隆
塩田
蛇口
マニラ
香港
ラムチャバン
ポート・ケラン
シンガポール
スラバヤ
ブリスベン
シドニー
メルボルン
バンクーバ
シアトル
オークランド
ロサンゼルス
ロング・ビーチ
ニューヨーク
ノーフォーク
サバンナ
パナマ

下記の表は、当グループの国際市場向けの実入りコンテナ換算のTEU数量、収益およびTEU当たりの平均運賃を、2003年12月31日までの3年間の各年について示したものである。

市場当たりの数量

主要市場	2003年の実入りコンテナ換算の数量	当グループの国際輸送総量に占める割合	2002年の実入りコンテナ換算の数量	2001年の実入りコンテナ換算の数量
	(TEU)	(%)	(TEU)	(TEU)
北米	808,624	40.8	735,824	397,065
欧州／地中海	571,563	28.9	291,881	303,735
オーストラリア	109,261	5.5	86,904	82,241
東アジアおよび東南アジア	418,706	21.1	504,320	432,742
その他の国際市場	72,944	3.7	91,105	57,844
総量	1,981,098	100.0	1,710,034	1,273,627

市場当たりの収益

主要市場	2003年の収益	当グループの国際輸送収益総額に占める割合	2002年の収益	2001年の収益
	(十億人民元)	(%)	(十億人民元)	(十億人民元)
北米	6.8	49.3	5.3	2.7
欧州／地中海	4.7	34.0	1.7	1.9
オーストラリア	0.7	5.1	0.4	0.4
東アジアおよび東南アジア	1.2	8.7	1.4	1.4
その他の国際市場	0.4	2.9	0.6	0.3
総量	13.8	100.0	9.4	6.7

TEU当たりの平均運賃

主要市場	2003年のTEU当たりの平均運賃（人民元）	2002年のTEU当たりの平均運賃（人民元）	2001年のTEU当たりの平均運賃（人民元）
北米	8,412.5	7,187.0	6,905.5
欧州／地中海	8,271.7	5,787.7	6,292.8
オーストラリア	6,516.4	4,819.0	4,736.2
東アジアおよび東南アジア	2,939.4	2,848.3	3,220.9
その他の国際市場	4,744.3	6,152.0	5,837.4
国際市場におけるTEU当たりの平均運賃	6,973.3	5,494.9	5,319.2

北米市場

当グループは、1999年11月に北米市場で運航を開始した。2003年には、当グループの国際海上輸送総量の約40.8%は、北米航路から得られたものであった。2004年3月31日時点で、当グループは、北米向けに4つの航路（3つの共同配船航路を含む。）を提供し、他の海運会社が運航するその他2つの航路でコンテナ・スロットを与えられるスロット交換契約の当事者であった。北米航路を運航する当グループの船舶の総隻数は19隻であった。

2004年3月31日現在、当グループの北米航路は、ニューヨーク、ロサンゼルス、オークランド、シアトル、バンクーバーなどの北米の特定の主要港に寄港していた。これらの航路は、上海、大連、青島、天津、連雲港、寧波およびアモイなどの中国の各港、ならびに香港、台湾の基龍、日本の大阪および韓国の釜山など、その他の場所の港にも寄港する。2004年3月31日時点で、北米航路は全部合わせると、約9つの国内港および約19の国際港を網羅していた。

2003年に当グループは、北米への航路に沿って（実入りコンテナ換算で）586,630TEUを、また北米からの航路に沿って（実入りコンテナ換算で）221,994TEUをそれぞれ輸送した。同年に中国から出港して、北米航路に沿って航行する船舶の稼働率は約89.9%であった（注1）が、一方で北米市場を運航する船舶の合計平均稼働率は約62.0%であった。

（注1）稼働率の計算の詳細については、下記「基準」を参照されたい。

当グループが北米に向けて輸送する財貨は、主におもちゃ、電子機器および衣類などの最終消費財であるが、これに対して、当グループが北米から中国に輸送する財貨は主に、古紙、金属くず、木材、化学品、ならびに鶏肉、野菜、魚および果物などの冷凍食品である。

欧州および地中海市場

当グループは、1999年4月に欧州および地中海市場で運航を開始した。2003年に欧州・地中海の航路およびサブ・ルートは、当グループの国際海上輸送総量の約28.9%を占めた。当グループは2004年3月31日時点で、3つの航路（2つの共同配船航路を含む）および1つのサブ・ルートを運航し、他の海運会社が運航するその他3つの航路でコンテナ・スロットを与えられるスロット交換・購入契約の当事者であった。これらの航路は西欧と地中海地域の港でサービスを提供しており、欧州・地中海航路およびサブ・ルートを運航する当グループの船舶の総隻数は22隻であった。

2004 年３月 31 日現在、当グループの欧州・地中海航路は、ハンブルグ、ロッテルダム、ジェノバ、ピレウス、アントワープおよびフェリクストゥなど、欧州と地中海の特定の主要港に寄港していた。これらの航路は、上海、大連、青島、天津、連雲港、寧波、アモイ、深センなどの中国の各港、ならびに香港およびマレーシアのポートケランなど、その他の場所の港にも寄港する。全般に、当グループの欧州・地中海航路は、他のいずれの国際航路よりも多くの中華人民共和国の港にサービスを提供している。

2003 年に当グループは、欧州・地中海への航路およびサブ・ルートに沿って（実入りコンテナ換算で）383,711TEU を、また欧州・地中海からの航路およびサブ・ルートに沿って（実入りコンテナ換算で）187,852TEU をそれぞれ輸送した。同年に中国から出港し、欧州・地中海航路およびサブ・ルートに沿って航行する船舶の稼働率は、約 125.0%であった（注 1）が、欧州・地中海市場を運航する船舶の平均稼働率の合計は約 93.1%であった。

（注１）稼働率の計算の詳細については、下記「基準」を参照されたい。

当グループが欧州・地中海の航路に沿った港に向けて輸送する財貨は、主に家具、おもちゃ、衣類、食品、金属製品、コーヒーおよびピーナッツなどである。当グループが欧州・地中海航路に沿って中国に向けて輸送する財貨は主に、機械類、工業製品、化学品、砂糖および古紙などである。

オーストラリア市場

当グループは、1999 年４月にオーストラリア市場で運航を開始した。2003 年にオーストラリアの航路は、当グループの国際海上輸送総量の約 5.5%を占めていた。2004 年３月 31 日時点で、当グループは、オーストラリア市場で１つの共同配船航路を運航し、別の海運会社が運航する他の１つの航路でコンテナ・スロットを与えられるスロット交換契約の当事者であった。オーストラリア航路を運航する当グループの船舶の総隻数は３隻であった。

2004 年３月 31 日現在、当グループのオーストラリア航路は、シドニー、メルボルンおよびブリスベンなどオーストラリアの特定の主要港に寄港していた。この航路は、上海および深センなどの中国の各港、ならびに香港、台湾の高雄、日本の大阪および韓国の釜山など、その他の場所の港にも寄港していた。

2003 年に当グループは、オーストラリアへの航路に沿って（実入りコンテナ換算で）73,392TEU を、またオーストラリアからの航路に沿って（実入りコンテナ換算で）35,869TEU をそれぞれ輸送した。同年に中国から出港した船舶の稼働率は、約 109.1%であった（注 1）が、オーストラリア市場を運航する船舶の平均稼働率の合計は、約 81.2%であった。

（注１）稼働率の計算の詳細については、下記「基準」を参照されたい。

当グループがオーストラリアに向けて輸送する財貨は、主に家具、化粧品、漢方薬、おもちゃ、食品およびタイヤなどである。当グループがオーストラリアからアジア向けに輸送する商品は主に、果物、乳製品、食肉および綿などである。

東アジアおよび東南アジア市場

当グループは、1997 年８月に東アジア市場で運航を開始し、1998 年に東南アジア市場で運航を開始した。2003 年に、東アジアおよび東南アジア市場の航路およびサブ・ルートは、当グループの国際海上輸送総量の約 21.1%を占めた。当グループは 2004 年３月 31 日時点で、12 の航路（１つの共同配船航路を含む。）および 1 のサブ・ルートを運航し、その他 14 の航路および 11 のサブ・ルートでコンテナ・スロットを与えられるスロット交換・購入契約の当事者であった。東アジアおよび東南アジアの航路およびサブ・ルートを運航する当グループの船舶の総隻数は 27 隻であった。

2004年3月31日現在、当グループの東アジア・東南アジア航路は、日本の東京と横浜および韓国の釜山など、東アジアと東南アジアの多数の港に寄港していた。これらの航路は、上海、大連、青島、天津、連雲港、寧波およびアモイなどの中国の各港、ならびに香港の港にも寄港していた。

2003年に当グループは、東アジアおよび東南アジアへの航路およびサブ・ルートに沿って（実入りコンテナ換算で）319,009TEUを、また東アジアおよび東南アジアからの航路およびサブ・ルートに沿って（実入りコンテナ換算で）99,697TEUをそれぞれ輸送した。同年に中国から出港し、東アジア・東南アジア航路およびサブ・ルートに沿って航行した船舶の稼働率は77.0%であった（注1）が、東アジア・東南アジア市場を運航する船舶の平均稼働率の合計は約50.5%であった。

（注1）稼働率の計算の詳細については、下記「基準」を参照されたい。

当グループが東アジアおよび東南アジアに向けて輸送する財貨は、主に機械類、電子機器、医薬品、農作物、糸、繊維・紙製品である。当グループが中国に向けて輸送する財貨は主に、電子機器、衣類および植物油などの自然食料品などである。

その他の国際市場

当グループの小規模市場のうち、西アフリカ市場は大きな発展を遂げてきた。当グループは、2001年9月に西アフリカ市場で運航を開始した。2003年に、西アフリカの航路は、当グループの国際海上輸送総量の約1.4%を占めた。当グループは2004年3月31日時点で、西アフリカ市場で1つの共同配船航路を運航し、この航路はとりわけ、マレーシアのポートケラン、ガーナのテマおよびナイジェリアのラゴスの港にサービスを提供し、また、西アフリカ市場を運航する当グループの船舶の総隻数は3隻であった。

2004年3月31日現在、当グループの西アフリカの共同配船航路は、ラゴス、ロメ、コトヌ、テマおよびアビジャンなどの西アフリカの特定の主要港に寄港していた。共同配船航路は、上海および福州などの中国ならびにその他の場所の港にも寄港していた。

2003年に当グループは、西アフリカへの航路に沿って（実入りコンテナ換算で）19,871TEUを、また西アフリカからの航路に沿って（実入りコンテナ換算で）8,068TEUをそれぞれ輸送した。同年に中国から出港して、西アフリカ航路に沿って航行した船舶の稼働率は約101.2%であった（注1）が、西アフリカ市場を運航する船舶の平均稼働率の合計は約71.2%であった。

（注1）稼働率の計算の詳細については、下記「基準」を参照されたい。

当グループが西アフリカに向けて輸送する財貨は、主に電子機器、衣類および紙などであり、当グループが西アフリカから輸送する財貨は、主に木製品、綿などである。

2004年3月31日現在、当グループは、MAXおよび世界一周（以下「RTW」という。）の共同配船航路など異なる地域の市場に及ぶさまざまな航路の運航も行っていた。2004年3月31日現在、当グループはまた、ZCS航路についてもスロット交換契約の当事者であった。

当グループは2003年10月に、地中海と米国東海岸とを結ぶMAX共同配船航路の運航を開始した。2004年3月31日時点でこの航路は、マルタ、ジェノバ、バレンシア、リスボン、ニューヨーク、ノーフォーク、サバンナおよびポート・エバグレードなど、地中海と米国東海岸の特定の主要港に寄港した。

さらに、当グループは2004年2月に、RTW共同配船航路の運航も開始した。2004年3月31日現在で、この航路は上海、ポートケラン、コロンボ、フェリクストゥ、ロッテルダム、ハンブルグ、ニューヨーク、キングストンおよびロサンゼルスなど、世界各国の特定の主要港に寄港した。

さらに、2004年3月31日現在、当グループは、ZCS航路でコンテナ・スロットを与えられるスロット交換

契約の当事者であった。同日現在、この航路は、ハイファ、ピレオス、リボルノおよびバルセロナを含む特定の主要港に寄港していた。

共同配船およびスロット・チャーター

当グループは、共同配船およびスロット・チャーターに関する契約を含めて、他のコンテナ海運会社といくつかの協力契約を結んできた。総合すると、これらの契約によって、当グループは、自社単独配船により運航した場合よりも、広範囲の世界的なサービス網と、低い投資額で頻度の高い運航計画を顧客に提供することができる。これらの契約により、当グループは、もしこうした契約をしなければ空状態となっていた貨物スペースを埋め、船舶を最大限に利用することができる。さらに、これらの契約の条件は、関係海運会社のニーズおよび市況に従って変更されることもある。こうした変更は、正式な契約で文書化されることもあれば、そうでない場合もある。

共同配船契約

当グループは、市況および積載能力増強の必要性に基づき、また頻度の高い運航計画を有する世界中でのより広範囲のサービス網を顧客に提供できるようにするため、他の海運会社との間で共同配船契約を締結してきた。これらの契約に基づき、一群の海運会社がそれぞれ、共同運航航路に一定隻数の船舶を提供している。当グループは現在、航路を設けるのに要する資本支出を自社だけで全額負担せずにより広範囲の地域でサービスを顧客に提供するため、新しい航路を開く共同配船契約を締結している。当グループは、既存の航路で共同配船契約を締結することもある。既存航路の共同配船契約を締結すれば、当グループはこうした契約なしに自社の船隊だけを利用して提供した場合よりも頻繁な運航計画を組むことができる。一般に、共同配船契約の期間は、12ヵ月から24ヵ月であるが、自動的に更新される。

当グループは、2000年に最初の共同配船契約を結んだ。2004年3月31日時点で、当グループは、10の共同配船国際航路を運航しており、これらの航路は、北米、欧州／地中海、オーストラリアおよび極東アジアを含めて、世界の主要貿易地域のいくつかにある特定の港にサービスを提供している。2004年3月31日時点で、当グループは、これらの共同配船契約に従って30隻を超える船舶を提供し、9万TEUを超える能力を提供した。

スロット交換・購入契約

これらの契約に基づいて、あるコンテナ海運会社が、その船舶の1つにおけるコンテナ・スペースを、別のコンテナ海運会社に提供する。海運会社はスロットを交換することもあれば、1つの海運会社が、同様の、または異なる契約に基づきパートナーからスロットを購入しまたは借りることもある。当グループは、市況および積載能力に応じて、スロット交換・購入契約を結び、もしこうした契約を結ばなければ特定の航路でサービスを提供できないであろう市場で、コンテナ・スペースの使用権を取得する。さらに、当グループは、当グループがすでに運航している航路と類似した航路で追加の積載能力を得るためのスロット交換契約も締結する。この種の双方の契約のおかげで、当グループは、当グループの船隊だけに頼った場合よりも、低い資本的支出で、特定の航路に沿って頻度の高い運航計画を顧客に提供することができる。一般に、これらの契約の期間は1～3年であるが、自動更新される。

2004年3月31日現在で、当グループは、他の海運会社が運航する21の航路でコンテナ・スロットを与えられるいくつかのスロット交換契約の当事者であった。加えて、当グループは、11の国際サブ・ルートでコンテナ・スロットを与えられるスロット交換・購入契約の当事者でもあった。これらのスロット交換・購入契約のおかげで、当グループは、北米、欧州／地中海、オーストラリアおよび極東アジアを含めて、世界の主要貿易地域のいくつかにある特定の港にサービスを提供する航路およびサブ・ルートにアクセスすることができる。

国内市場

国内航路

当社取締役は、当グループが、国内コンテナ海運市場で支配的な市場リーダーであると考えている。当グループは一般に、国内航路の運航用に、比較的古い小型船舶を使用してきた。しかしながら、2003 年 12 月に当グループは、「中国北部から中国南部への」ルートを運航するため、積載能力 4,051TEU の船舶の利用を開始した。取締役の考えによると、国内航路で当グループの競合会社が運航する船舶は、最大でも積載能力が約 1,700TEU しかない。そのうえ、当グループは、古い小型船舶を、国際航路で現在運航している大型船（積載能力 4,000TEU の船舶を含む。）と入れ換える計画を立てている。当社取締役は、大型船を国内航路に導入するこの戦略があれば、国内市場で成長しつつある事業機会を獲得することができると考えている。

2004 年 3 月 31 日時点で、当グループは、9 つの国内沿岸航路および 10 の中国国内のサブ・ルートを運航しており、これらを合わせると、中国南部から中国北部までの約 20 の港を網羅していた。これらの航路で当グループが輸送する最も一般的な財貨は、紙、建築資材および食品などである。

以下は、2004 年 3 月 31 日時点の当グループの国内航路およびサブ・ルート・サービスが網羅する一部の港および場所の地図である。


営口
大連
天津
青島
連雲港
上海
泉州
汕頭
黄埔
防城
湛江
海口

下記の表は、当グループの国内航路およびサブ・ルートのTEU数量、収益およびTEU当たりの平均運賃を、過去３年間についてまとめて示したものである。

数　量

	2003年数量（千TEU）	全数量に占める割合（%）	2002年数量（千TEU）	2001年数量（千TEU）
国内定期航路	704.0	24.8	557.5	474.2
国内サブ・ルート	149.1	5.3	125.1	56.7

収益

	2003年収益（百万人民元）	全収益に占める割合（%）	2002年収益（百万人民元）	2001年収益（百万人民元）
国内定期航路	960.6	6.3	878.9	794.0
国内サブ・ルート	72.9	0.5	111.3	79.3

TEU当たりの平均運賃

	2003年 TEU当たり平均運賃（人民元）	2002年 TEU当たり平均運賃（人民元）	2001年 TEU当たり平均運賃（人民元）
国内定期航路	1,366.2	1,573.2	1,672.6
国内サブ・ルート	488.5	886.0	1,399.3

サブ・ルート・サービス

サブ・ルートは、国内の寄航港を結ぶことによって当グループの国際航路および国内航路を補うことを意図するものである。当グループは、これらのサービスを他の海運会社にも提供している。サブ・ルートは補足的サービスであるため、それぞれの運航計画と仕向地は、サブ・ルートがサービスを提供する航路のニーズに応じて変化する。当グループのサブ・ルート・サービスは、当社と上海海運の両社が運航している。チャイナ・シッピング・グループのメンバーであるユニバーサル・シッピング（アジア）カンパニー・リミテッドも、当グループの既存サブ・ルート・サービス網を補うためのサブ・ルート・サービスを提供している。詳細については、「(2)チャイナ・シッピング・グループとの関係－競合取引禁止」、および「同－関連取引」を参照されたい。

最近情報確認日時点で、当グループは、以下を含めて３つの主要なサブ・ルート・サービスを提供していた。

国際－国内フィーダー・サービス。これらのサブ・ルートは、当グループおよびその他の海運会社が運航するさまざまな国際航路に属する中国国内の寄航港同士を結んでいる。また、このサブ・ルートは、国際航路と結ばれていない中国の小さな港を、これらの国際航路と結びつきのある港につないでいる。

国内貨物フィーダー・サービス。これらのサブ・ルートは、当グループおよびその他の海運会社が運航するさまざまな国内航路に属する中国国内の寄航港同士を結んでいる。また、このサブ・ルートは、国内

航路に結ばれていない中国の小さな港を、これらの国内航路と結びつきのある港につないでいる。

国際サブ・ルート・サービス。これらのサブ・ルートは、特定の海外の港と、当グループおよびその他の海運会社が運航する航路の寄航港とを結んでいる。

2004年3月31日時点で、当グループは、2つの国際サブ・ルートを運航し、他の海運会社が運航する11の国際サブ・ルートでコンテナ・スロットを与えられるスロット交換・購入契約の当事者であった。同日時点で、当グループは、7つの国際ー国内フィーダー・サブ・ルートと3つの国内貨物フィーダー・サービスも運航していた。総合すると、2004年3月31日時点で当グループは、そのサブ・ルートを運航するために、総積載能力4,000TEUを超える約15隻の船舶を使用していた。当グループはさらに、中国の珠江デルタおよび長江（揚子江）に沿った小さなサブ・ルート網を運航している。これらのサブ・ルートを運航する船舶の実際の隻数およびサブ・ルートの運航計画は、時間の経過とともに大きく変動する。

当グループの事業と中国経済全般の予想される成長に鑑みて、当社取締役は、サブ・ルート・サービスに対するニーズは高まると予想している。このため、2004年5月10日に、当社は、上海プハイの運航を拡大し、こうした好機をとらえ、当グループの収益増を図るため、同社に追加の5億人民元を注入する条件付契約に署名した。当社は、グローバル・オファリングからの手取金の一部（5億人民元）を、かかる資金注入のために使用する意向である。当社取締役はまた、かかる計画によって当グループは競合他社との差別化が実現すると考えている。さらに、揚子江の運航サービスは、中国政府が第10期5ヵ年計画により内陸地域への投資と産業の誘致を目論んでいることに鑑みると、相当の事業成長が期待できる可能性がある。

2003年に上海プハイは、独立の第三者のためにサブ・ルートに沿って実入りコンテナ換算で合計で約149,000TEUを輸送した。契約の詳細については、「(2)チャイナ・シッピング・グループとの関係ー関連取引」と題する項を参照されたい。グローバル・オファリングからの手取金の使途の詳細は、「第一部ー第1ー2．新規発行による手取金の使途ー(2)手取金の使途」を参照されたい。

船舶およびコンテナ

船隊の構成

船舶の大型化に向かう業界の傾向と一致して、当グループは2007年までに、当グループの船隊において少なくとも4,000TEUの積載能力を有する60隻を超える船舶を保有する予定である。当グループは小型船および古い船舶を、徐々に売却し、傭船に出し、またはその既存傭船契約を更新しない意向である。しかしながら、当グループは、東アジア・東南アジア市場および中国国内市場の短距離航路に適した積載能力の低い特定の船舶は、引続き維持する。

下記の表は、当グループが、2004年4月30日時点で、国際・国内航路（共同配船航路を含む。）およびサブ・ルート・サービスで運航する113隻の船舶の明細である。

船舶の大きさ（1隻当たりのTEU換算）	船舶総隻数	所有船舶隻数	定期傭船契約の船舶隻数	裸傭船契約の船舶隻数	総積載能力（TEU）	平均船齢（年数）	主要なサービス市場
5,001以上	13	8	5	0	73,505	1.7	北米、欧州および地中海
3,001～5,000	14	4	10	0	55,231	3.1	北米、欧州および地中海
1,001～3,000	43	12	22	9	73,356	10.3	北米、欧州および地中海、オーストラリア、南西アフリカ
1,000以下	43	11	9	23	13,599	13.8	東南アジア、日本／韓国、国内貨物
	113	35	46	32	215,691	9.7	

当グループの船舶は、3つの種類（すなわち自己所有、定期傭船契約および裸傭船契約）の船舶に分けることができる。

本書全体にわたって、当グループが傭船に出した船舶は、当グループの運航中の船隊の一部に含めた。2004年4月30日時点で、個々の積載能力が1,000TEU未満で（積載能力が3,607TEUの1隻を除く。）、総積載能力が7,254TEUを超える合計16隻の小型船を傭船に出した。その他の基準および仮定に関しては、下記「基準」を参照されたい。

船舶の傭船

当グループは、一定の船舶を傭船し、他の船舶を完全所有している。2004年4月30日時点で、当グループは、定期傭船に基づき船舶を傭船する46件の契約を結んでいた。下記の表は、2004年4月30日時点で当グループが傭船している船舶の既存定期傭船契約の予定される満期を示している（延長オプションを行使しないと仮定する。）。

既存傭船契約の満了	船舶隻数	TEU
1年未満	18	21,395
1～3年	14	32,216
3～5年	3	13,774
5～8年	7	33,259
8年を超えるもの	4	16,200
総隻数	46	116,844

残存期間が1年未満の18隻の船舶の傭船契約は、2004年4月30日時点で、期間延長オプションがないか（総積載能力16,257TEUの7隻）、賃料が当初条項から引上げられることを条件とする固定期間の延長オプション付きであるか（総積載能力4,242TEUの3隻）、または当グループの選択により現行条項のまま毎月更新可能であるか（総積載能力896TEUの8隻）のいずれかである。傭船契約の期間満了時点で船舶の傭船を継続するかどうかの決定に当たって、当グループは、その時点の市場状況、および当グループの事業ニーズにさらに適した他の船舶の利用可能性を考慮に入れる。

一般に、当グループの定期傭船契約は、ローリング方式（定期的に見直しをする。）で15日前に傭船料を前払いすることを要求するものである。当グループの裸傭船契約に関して、当グループは、一般に月額料金の支払いを要求される。そのうえ、当グループの定期傭船契約のほとんどが、傭船された船舶の燃料、港湾諸掛および水先案内料に対する支払いを当グループに要求している。当グループの傭船船舶のほとんどは定期傭船される。これは、これらの船舶が裸傭船により利用できる船舶よりも往々にして新しく、このために保険上の理由から所有者の管理状態がよいと、当社取締役が考えているためである。新造船の定期傭船については、当グループは通常、傭船契約の予約を先に締結し、これを受けて貸主が造船業者に船舶の建造を注文する。詳細については、下記「新しい船舶への投資計画」を参照されたい。

新しい船舶への投資計画

下記の表は、2004 年４月 30 日時点に当グループが購入注文していたコンテナ船の主要な特徴の一部を示している。

積載能力（TEU）	契約上の最終引渡日または通知された引渡日	予定される市場	造船国	造船会社名（注１）
5,688	2004 年６月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
8,076	2004 年８月	欧州	韓国	サムソン重工業
5,688	2004 年８月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
5,688	2004 年 10 月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
5,688	2005 年２月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
4,250	2005 年７月	地中海または米国	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
4,250	2005 年８月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005 年９月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005 年９月	地中海または米国	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
5,688	2005 年９月	欧州	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
4,250	2005 年 10 月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005 年 11 月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005 年 12 月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250	2005 年 12 月	オーストラリア	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
4,250	2006 年１月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド

4,250	2006年2月	国内	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
9,580	2006年8月	欧州または米国	韓国	サムソン重工業
4,250	2006年9月	地中海または米国	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
4,250	2006年12月	欧州または米国	中国	フドンーゾンファ・シップビルディング（グループ）リミテッド
9,580	2006年12月	欧州または米国	韓国	サムソン重工業
9,580	2007年4月	地中海または米国	韓国	サムソン重工業
9,580	2007年6月	地中海または米国	韓国	サムソン重工業
4,250（注2）	2006年4月	国内	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド
4,250（注2）	2006年5月	地中海または米国	中国	大連ニュー・シップビルディング・ヘビー・インダストリーズ・コ・リミテッド

総積載能力：　134,336TEU

注：

(1)　これらの会社は当グループおよびその取締役とは無関係である。

(2)　当グループは、関係する造船会社との間の従前の購入契約に基づきこの船舶を購入するオプションを与えられていた。当該オプションは2004年4月に行使され、関係する購入契約は2004年6月9日以後に調印される予定である。

中国で建造されている新しい船舶に対する支払いは、建造工程の定期的な工程目標の達成と結びついている。一般に分割払いは、以下の5つの各工程目標の完了時点に支払期日が到来する。すなわち（i）契約署名の15日後、（ii）製造開始、（iii）船舶の臨検、（iv）船舶の進水、および（v）引渡しである。韓国で建造される船舶の支払スケジュールは、契約によって異なる。2004年4月30日時点で、当グループは上表に掲げるコンテナ船の購入に総額1,289.7百万米ドル（10,678.7百万人民元）の支払義務を負っており、そのうち約478.1百万米ドル（3,958.7百万人民元）を既に支払っている。当グループは、購入契約を結んだ船舶についてさらに811.6百万米ドル（6,720.0百万人民元）を支払う予定である。上記のリストに掲げる船舶のいずれも、いまだ当社の運航用に引き渡されていない。購入契約によると、これらの船舶は、上表の第2列に記載の契約上の日または通知された引渡期限に引き渡される予定である。

「(2)チャイナ・シッピング・グループとの関係－各取引が下表に示す予定された年間上限額に服することを条件に、株主の承認および開示要件の適用免除が申請されている除外されない経常関連取引」の注3に開示するとおり、当グループの使用のために引き渡されることになっているが、チャイナ・シッピングにより独立の第三者である船舶所有者から傭船者として自己の名義で傭船された船舶が13隻ある。チャイナ・シッピングおよび当社はともに、かかる定期傭船契約を当社と当該船舶所有者との間で直接締結される新たな定期傭船契約で置き換えることを意図している。しかし、当社は、最近情報確認日までに当該船舶所有者との書面契約を結ぶことができていないため、当社は、2004年4月30日に遡及してチャイナ・シッピングが当該船舶所有者に支払うのと同じ傭船料でチャイナ・シッピングから当該船舶を傭船している。下記の表は、定期傭船契約に従って引き渡される予定の船舶の詳細を示している（オプションを行使しないと仮定する）。

積載能力（TEU）	契約上の最終引渡日	契約上の最終傭船満了日	市場案
8,076	2004年12月	2016年12月	欧州／米国
8,076	2004年12月	2016年12月	欧州／米国
8,076	2004年12月	2016年12月	欧州／米国
8,076	2004年12月	2016年12月	欧州／米国
4,250	2005年12月	2015年12月	地中海／米国
4,250	2005年12月	2015年12月	地中海／米国
4,250	2005年12月	2015年12月	地中海／米国
4,250	2005年12月	2015年12月	地中海／米国
4,250	2005年12月	2015年12月	地中海／米国
9,580	2006年10月	2018年10月	欧州／米国
9,580	2007年1月	2019年1月	欧州／米国
9,580	2007年5月	2019年5月	欧州／米国
9,580	2007年8月	2019年8月	欧州／米国
総積載能力： 91,874			

2004年4月30日時点のこれらの購入および傭船の結果として、特定の船舶の新たな購入または傭船および廃船を考慮に入れて、当グループは、積載能力が2004年末までに約257,000TEU、2005年末までに約332,000TEU、2006年末までに約386,000TEU、2007年末までに約434,000TEUに、それぞれ拡大すると見込んでいる。これらの能力増強が予定通りに実現した場合、当グループの船隊の積載能力は、2003年12月31日時点の198,490TEUの積載能力から約21.6%の年複利増加率となる。

新しい自己所有船舶に対する資金調達の手配

当グループは、船舶の建造資金を調達するため、自社の現金または銀行融資を利用している。2004年3月31日時点で、当グループの借入は総額63億人民元にのぼる17件の銀行借入で構成されていた。これら17件の銀行借入のうち、5件は当グループが船舶購入の資金調達のために行った長期銀行借入であり、2004年3月31日時点における実行予定額は51億人民元である。これらの長期銀行借入は一般に、期間が10年を超え、年利は約5.0～6.0%の範囲である（ただし、1件はLIBORに連動した金利を有する。）。さらに、チャイナ・シッピング・グループはこれまで、これらの融資の一部に対する保証を提供してきた。これらの融資は、その資金調達により購入された船舶に対しても担保が設定される。チャイナ・シッピングから保証を取付けた金融機関は、原則として本件上場を条件にかつ本件上場と同時に、これらの保証を解除することに同意している。「(2)チャイナ・シッピング・グループとの関係－関連取引－関連取引の詳細－B．現存契約に基づく経常取引－（iv）保証」を参照されたい。

当社はまた、新しい船舶への投資に対して支払いを行うため、グローバル・オファリングによる手取金の一部も利用する意向である。詳細については、「第一部－第1－2．新規発行による手取金の使途－(2)手取金の使途」を参照されたい。

コンテナ

当グループは、コンテナの大多数をリースしているが、所有しているコンテナは少数である。リースされたコンテナの大部分は標準コンテナであるが、残りは特殊コンテナ（たとえば温度制御またはその他の特殊な特徴をもつコンテナ）である。2004年3月31日時点で、当グループは、コンテナ船隊積載能力が479,157TEUの多くのコンテナをリースしており、コンテナ船隊積載能力が1,734TEUの少数の標準コンテナを所有していた。2004年3月31日時点で、当グループは、コンテナ船隊積載能力が828TEUの少数の標準コンテナを、仁川フェリーにリースしていた。当グループはこれまで、コンテナのほとんどすべてをDFIおよび第三者からリースしてきたが、本件上場日以降、DFIから新たにコンテナをリースすることを止める。当グループは現在、追加のコンテナ購入に、グローバル・オファリングによる手取金の一部を利用する意向である。詳細については、「第一部－第1－2．新規発行による手取金の使途－(2)手取金の使途」を参照されたい。当グループは長期にわたり、その船隊における積載能力の各1TEUに付き、2.5TEUより小さいコンテナ積載能力を維持することも目指している。2004年3月31日時点で、当グループは、船隊の積載能力に対するコンテナ積載能力の率は約2.2であった。

当グループは2004年3月31日時点で、コンテナの約47.7%（TEU換算）をDFIからリースしていた。これらの契約に従って、当グループは、2002年に総額約33.3百万米ドルを、2003年には約56.2百万米ドルをそれぞれDFIに支払った（保守およびその他のリース以外の関連費用を除く）。DFI以外の会社との他のコンテナ・リース契約に基づき、当グループは、2002年に総額約4,720万米ドルを、2003年には約4,910万米ドルをそれぞれ支払った（保守およびその他のリース以外の関連費用を除く）。

他のコンテナ貸主が当グループに提示した条件と比較すると、チャイナ・シッピング・グループのメンバーであるDFIは、当グループに対して一般に一定の有利な条件を与えている。たとえば、DFIへの事前通知に基づき、中国国内および国外でコンテナの追加の返却場所を選択する権利などである。そのうえ、当グループが、各返却場所に置いて行くことを認められるコンテナ数は一般に、他のコンテナ貸主とのリース契約のもとで認められているコンテナ数よりも多い。DFIとのコンテナ・リース契約で定められた修繕および保守基準は、他のコンテナ貸主との契約に基づく基準と比較すると緩やかである。一般に当社取締役は、DFIとのコンテナ・リース契約の運用は他の第三者との契約よりも便利で柔軟性があると考えている。総合すると、これらの契約の条件は、当グループのコンテナ・リース費用を削減する効果をもつ。そのうえ、これまでDFIは全般に、当グループの要求どおりの数量のコンテナを快く提供し、また提供することができた。当グループのDFIとのコンテナ・リース契約は、リース期間が一般に8年間であるという点においても、他の会社とのコンテナ・リース契約とは異なる。当グループの他の会社とのリース契約は、一般に5年間である。

当グループはまた、冷蔵設備を備えた特殊コンテナで用いるコンテナ・シャーシおよび発電機に関するリース契約も、独立の第三者およびチャイナ・シッピング・グループのメンバーとの間で締結している。チャイナ・シッピング・グループのメンバーとのリース契約の期間は通常10年間であるのに対して、他の独立の第三者とのリース契約の期間は通常、約5年間である。

燃料

2003年に当グループは、約133万トンの船用燃料を消費した。国内航路に関しては、当グループは、CSSから船用燃料を購入している。2003年にこれらの購入分は、当グループが購入した船用燃料総量の約8.4%を占めた。

国際航路について、当グループは一般に、指定ルートに沿った港のうち、最も安く燃料を販売していると当社取締役が考える港を選択し、その後必要に応じてそこで燃料補給するよう船舶に指示する。概して船用燃料は、中華人民共和国よりも海外の港の方が値段が安い。2003年に当グループが購入した船用燃料総量の約87.7%が、中国国外の港で購入されたものであった。

当グループは随時、国際ルート向けに、さまざまな船用燃料供給業者と固定価格、固定期間（一般に1年

未満の期間）による契約も締結している。当グループは最近情報確認日時点で、フリソル・バンカリング（香港）リミテッド、チンブスコ（シンガポール）ピーティーワイ・リミテッド、およびパン・ネイション・ペトロケミカル・コ・リミテッドとのこうした契約の当事者であった。当グループは、燃料価格の変動に対するエキスポージャーを軽減するために、これらの固定価格の契約を締結している。当社取締役は2004年の燃料消費量の大部分を固定価格で確保するためにこれらの取り決めを利用することを目標としている。

修繕および保守

最近情報確認日時点で、当グループの船舶は、中国船級協会、英国のロイズ船級協会、日本の日本海事協会、および米国のアメリカ船級協会による等級を与えられている。船舶の当該等級の付与要件に従って、当グループは、認定検査官による定期検査および臨時検査を手配する。これらの検査は、５年に１度の特別検査、約２年半に１度の中間検査、１年に１度の年次検査、および事故後または必要に応じた臨時検査から成る。通常は、特別検査には船舶の運航停止と２週間の乾ドッグ、また中間検査には船舶の運航停止と１週間の乾ドッグが要求され、年次検査は、船舶に積まれたコンテナの荷積み・荷卸し中に実施できる。臨時検査手順の厳しさと徹底さの度合いは、検査時点の船舶の状態および検査理由によって異なる。当社取締役は、その船舶保守方針の最重要事項が安全性であり、この方針の目標が、当グループの船舶のすべてが航海と貨物輸送に適していることを確実にすることであると考えている。

乾ドッグとは、以下のプロセスをいう。すなわち、船舶を小内湾に搬送し、その後湾の海水を汲み出す。海水を汲み出すことで船体が現れ、修復・保守が可能となる。当社グループは、前項で述べたとおり、限られた場合にしか修復・保守のために乾ドッグを利用しない。

当グループは、独自の安全管理システム（以下「SMS」という。）を整えており、これに基づいて船舶の修繕と保守の４通りの方法を備えている。第１に当グループは、年に１度および月に１度、船舶の予防点検を要求する。第２に船舶保守システムを運用している。第３に機械のための計画された保守日程を備えている。第４に当グループは、継続的な機械の検査を実施している。この作業は当グループの社員が実施している。

一般に、日常的な毎日の保守作業が船舶の運航中に実施される。こうした日常保守作業以外は、通常、保守作業の際には、船舶を造船所および修繕・保守工場に置くことが必要になる。こうした作業の一部は、チャイナ・シッピング・グループが実施している。保守にかかる時間は、その船舶に関して実施される検査の種類または手順に応じて異なる。

保険およびリスク管理

当グループは、船舶および船舶装置、コンテナおよびシャーシに対する物理的損傷に関するリスクに加えて、財貨の運搬および船舶の運航から生じる第三者に対する賠償責任、および通常の営業活動の過程で生じる一般賠償責任を担保する保険契約を維持している。

船舶と機械の保険

当グループが所有または裸傭船する船舶については、当グループが中国人民保険公司、中国太平洋保険公司（以下「CPIC」という。）、中国船主相互保険組合（以下「CPI」という。）と、物的損害（戦争関係の危険を含む）に備えて保険契約を結んでいる。当グループが定期傭船する船舶については、そのそれぞれの所有者が保険契約を結んでいる。当グループは2003年、さまざまな船舶と機械の保険契約に総額約40.4百万人民元を支出した。当グループは2002年と2003年に、それぞれ合計で約17.4百万人民元と約7.0百万人民元に上る船舶と機械の保険の保険金を受領した。各船舶の申告価額は、その船舶の査定市場価額である。当グループはまれに、船舶の全損から生じる追加費用を賄うために「増値」保険を購入することもある。この保険契約は毎年更新される。さらに、海上保険市場により特定戦争危険区域と認定された地域を航行する所有船舶は、申告と追加保険料の支払いにより戦争関係の危険について一時的に保険でカバーされる。当グルー

プはこの保険契約に基づき、自身の所有または裸傭船する船舶が戦争危険区域を航行するときに追加保険料の支払いを求められる。

船主責任保険

船主責任（以下「P&I」という。）保険は、当グループが所有および傭船する船舶の運航と他の船主から提供されるコンテナ・スロットの使用から生じる請求（乗組員または他の第三者の傷害または死亡を含む）、運送人が責任を負う財貨の運送から生じる第三者の請求（貨物の紛失または損害を含む）、他の船舶との衝突から生じる請求、対物損害、石油その他の物質から生じる汚染、海難救助料とその関連費用をカバーする。当グループは2003年、さまざまなP&I保険契約に総額約10.4百万人民元を支出した。当グループは2002年と2003年に、それぞれ合計で約6.2百万人民元と約9.9百万人民元に上るP&I保険の保険金を受領した。当グループのP&I保険契約は、６つのP&I保険団体に配分されている。その６つの団体とはウエスト・オブ・イングランド船主相互保険組合、SKULD船主相互責任保険組合、ザ・スウェディッシュ・クラブ、英国汽船相互保険組合、ロンドン汽船船主相互保険組合およびCPIで、（CPI以外）そのいずれもP&Iクラブ国際組合のメンバーである。この組合のメンバーは、プール保険と実際の再保険プログラムを手配し、世界の多数の航洋商船の保険契約を結んでいる。

コンテナとシャーシの保険

当グループはまた、コンテナとシャーシの保険を付保している。当グループは現在、CPIC、中国平安保険公司、スルー・トランスポート相互保険組合（ユーラシア）（以下「TTクラブ」という。）とコンテナ保険契約を結んでいる。こうした保険契約は、さまざまな地理的地域をカバーしている。当グループは、リースを受けたシャーシについても保険契約を結んでいる。当グループは2003年、さまざまなコンテナ保険契約に総額約9.9百万人民元を支出した。当グループは2002年と2003年に、それぞれ合計で約1.2百万人民元と約0.5百万人民元に上るコンテナ保険の保険金を受領した。

上記の保険契約はそれぞれ毎年更新される。当グループが現在保有する担保範囲の種類と金額は国際コンテナ海運業の慣行に一致しており、事業遂行に適していると当社取締役は考える。

安全対策

船舶の安全航行および汚染防止のための国際管理コード（以下「ISMコード」という。）は、船舶の安全管理・航行と汚染防止のための国際基準を規定している。中国はISMコード関連の条約に調印しており、中国ではその遵守が中国海事局（MSA）により義務づけられている。当グループの安全対策は、ISMコードの規定を遵守している。

ISMコードは貿易に携わるすべての海運業者に、適合証書（以下「DOC」という。）の発行を受けるよう義務づける。適合証書は、その海運業者がISMコードの義務を果たしていることを確認するものである。国際運送に使用される船舶はそれぞれ、DOCを1部保有していなければならない。DOCの有効期間は5年間であるが、海運業者は年に1度審査を受ける。当初、当社はその船舶について2004年12月に満了する適合証書（以下「当初適合証書」という。）を保持していた。株式会社化された結果、その法的形態が変わったため、当社は自社の船舶にかかる暫定適合証書を改めて申請し、これを取得した。当該証書は2005年4月に満了する。ISMコードによると、当社は新たな法人組織のもとで初めて適合証書を申請するため、申請しうるのは有効期間が1年のみの暫定適合証書である。当社は、2004年末までに有効期間5年の適合証書を申請する予定であり、当社取締役は目下、かかる適合証書の取得に何らかの支障が生ずるとは予想していない。ISMコードは貿易に携わるすべての船舶に、安全管理証書（以下「SMC」という。）の発行も受けるよう義務づける。この証書は、海運業者とその船舶安全性管理者が、認定安全管理システムに従って運営していることを証明するものである。当グループが国際航路で使用する各船舶はSMCを取得している。中国船級協会は、SMCが発

行または更新されてから３年以内にSMC関連の中間審査を行う。

環境保護

上で述べたとおり、当グループの安全・環境保護政策はISMコードの規定に従っている。合理的調査を行なったうえで、当社取締役は、当グループは実績判定期間中、中国の関連する環境保護法令に重大な違反を犯してはいないことを確認している。

コンテナ海運サービスのフロー

中国発の代表的な国際コンテナ海運サービスには、一般に以下のステップが含まれる。

- 顧客は、当グループの現地代理店に対し、予め合意されたまたは契約に基づき決定された価格その他の条件で予め決定された仕向地に貨物を輸送するための予約を行い、必要な書類と申告書を提出する。一般にその条件には、コンテナの積地と揚地、荷主の名称、荷受人の名称、仕向港、運送される財貨の内容などの情報が含まれる。
- 当グループの現地代理店は、顧客のために注文情報、必要な事務手続、申告書を完成する。
- 当グループが、決められた時間に空コンテナを顧客の倉庫（ここで財貨はコンテナに積まれる。）に引き渡すために国内運送業者を手配するか、または顧客が、財貨を直接当グループの指定倉庫に引き渡して、財貨はそこでコンテナに積まれる。
- コンテナへの積込みがなされると、指定の国内運送業者がコンテナを受け取り、トラック、鉄道、フィーダー船またはその組み合わせで港に運び、定時に出航する予定の船舶への積載に間に合わせる。
- 港では、コンテナが通関手続を経て、船舶の予め決められたスロットに直接積み込まれるか、または予定の船舶に積み込まれるまでターミナルで保管される。
- 船舶は、日数の決められた航行スケジュールに従って定時に出航する。こうした船舶は、当グループにより所有または傭船されているか、そうでなければ、当グループとの共同配船またはスロット交換・購入契約（かかる契約の詳細については、上記「共同配船およびスロット・チャーター」を参照のこと。）に従う他の独立の第三者に帰属している。
- 船舶が仕向港に到着すると、コンテナは、予め設定されたスケジュールに再び従って現地の船内荷役作業員により船から降ろされる。コンテナはその後、荷受人が通関手続を行うために仕向港のデポに保管される。仕向港でのコンテナの移動と保管、さらに仕向港からのコンテナの国内配送は、仕向港で現地代理店が手配する。中国と香港では、当グループは子会社を現地代理店としている。香港周辺では、（チャイナ・シッピングの事業拠点にある）チャイナ・シッピング・グループのメンバーである代理店を利用している。他の場所（とくにブルガリアなどの比較的小さい市場）では、独立の第三者の現地代理店と契約している。
- 荷受人の要請により、配送先顧客の敷地への積載コンテナの引き渡しについては、現地代理店が独立の第三者の国内運送業者と調整を行うことがある。
- 配送先顧客の工場または倉庫での貨物の荷降ろし後、空コンテナは、再積載のために輸出業者の倉庫か、または将来の使用のためにデポに輸送される。

下図は、代表的な国際コンテナ海運取引の収益フローの重要なステップをいくつか示している。



マーケティング部門／商業部門
代理店
財務部門
集貨
標準料金外
契約作成
契約条件の承認
標準料金
荷主と契約締結
輸送手配
貨物運賃前払い
船舶へのコンテナ積載とその出航前に受領される支払い
荷主からの運賃受領
海上運賃表の作成
海上運賃回収
船舶到着後で貨物引き渡し前に受領される支払い
荷受人からの運賃受領
仕向港への船舶到着

販売とマーケティング

国外販売

2003年12月31日に終了した3年間に、当グループの国際コンテナ海運事業からの収益は、当グループの総収益のそれぞれ86.9%、89.3%および90.4%を占めた。

当グループの事業の大部分（国際航路の事業を含む。）は中国を起点とし、地域子会社8社のうちの1社による販売を通じて行われる。従って、当グループは、中国の成長可能性に便乗するために同国での販売力強化に力を入れている。中国および香港で募集されたコンテナ数量の割合は、実績判定期間中、年を追って増加した。

国内販売

2004年3月31日時点で、当グループは、国内市場で9の国内沿岸航路と10のサブ・ルートを運航している。当社取締役は、当グループが国内コンテナ海運市場で支配的なマーケット・リーダーであると考えている。下表は、2003年12月31日に終了した年度の当グループの国内コンテナ海運市場占有率を示しており、当該比率は、各港を出発するコンテナ総数の割合で評価されている。

大連	営口	天津	青島	連雲港	上海	泉州	汕頭	深セン	海口
48%	49%	55%	46%	85%	55%	84%	90%	35%	55%

2003年12月31日に終了した3年間において、国内コンテナ海運事業からの収益は、当グループの総収益のそれぞれ11.2%、9.4%および6.8%を占めた。

マーケティング

当グループは広告宣伝費予算を設け、中国語の海運雑誌に広告を掲載している。しかし、当グループのマーケティング・営業努力は、中国内外の現地代理店を通じて行なわれる。

現地代理店は、営業・マーケティング機能のほかに、自らコンテナ海運事業関連の他のロジスティクス支援も提供している。こうしたサービスは当グループにとって別個の業務ではなく、むしろ当グループがコンテナ海運業務に関連して提案する追加的な付加価値サービスである。こうしたサービスには以下が含まれる。

- 貨物の予約
- 税関申告用の積荷目録の作成
- コンテナの取扱いと積込作業
- 港への貨物輸送の手配
- デポの手配
- 港からの財貨の輸送に関係する他の事務手続の実施（積荷明細書など）
- 船荷証券の署名
- 貨物・コンテナの輸送および積替えの手配

当グループは、中国の主要港湾都市（すなわち上海、大連、天津、青島、アモイ、海南、広州、深セン）で現地代理店として機能する地域子会社を有している。中国では、国際貨物代理店サービスを提供するには特別な許可が必要であり、すべての地域子会社が、そうした規制上必要な許可を取得している。さらに当グ

ループは、チャイナ・シッピング・エージェンシーその他の第三者と、中国全土の比較的小さい市場で当グループの代理店の役割を果たす契約を交わしている。

2004 年３月 31 日時点で、当グループの地域子会社は、中国での販売・マーケティングを担当する 400 人超の営業員を抱えている。

中国以外では、当社は香港に子会社１社（CS(香港)）を抱え、この子会社が現地で当グループの販売とマーケティングのサービスを提供している。当グループはまた、チャイナ・シッピング・グループのメンバーのほか、当グループの代理店の役割を果たす独立の第三者とも契約を交わしている。2004 年３月 31 日時点で、こうした代理店は 70 ヵ国以上（米国、欧州諸国、日本、オーストラリア、アラブ首長国連邦、マレーシアを含む）の 160 以上の事業拠点に所在している。こうした代理店はすべて、代理店契約により当グループの現地代理店向けガイドラインに従うよう義務づけられている。出航港の代理店は全体で運賃の約５％を受領し、仕向港の代理店は全体で運賃の約 1.5～2.5％を受領するのが一般的である。

2003 年に、地域子会社および CS（香港）は、当グループのための代理店業務収益として合計 193 百万人民元を稼得した。地域子会社および CS(香港) は、2003 年に設立されたかまたは当グループの一部となったばかりであるため、当グループには同年より前に代理店業務収益は存在しない。

以下は、2004 年 3 月 31 日時点の当グループの販売網の地図である。

国際市場


カナダ
米国
ジャマイカ
パナマ
ラトビア
エストニア
フィンランド
スウェーデン
リトアニア
ノルウェー
デンマーク
ポーランド
チェコスロバキア
英国
アイルランド
オランダ
ベルギー
ドイツ
フランス
スイス
スペイン
ポルトガル
イタリア
スロヴェニア
マルタ
モロッコ
ベニン
コートジボアール
ガーナ
トーゴ
ナイジェリア
スーダン
サウジアラビア
ケニア
タンザニア
オーストリア
ハンガリー
ウクライナ
ブルガリア
ルーマニア
ギリシャ
トルコ
キプロス
シリア
イスラエル
レバノン
ヨルダン
エジプト
クウェート
パキスタン
オマーン
バーレーン
カタール
イエメン
ジブチ
レユニオン諸島
南アフリカ
ロシア
イラン
アラブ首長国連邦
バングラデシュ
インド
スリランカ
韓国
日本
台湾
ミャンマー
タイ
ベトナム
フィリピン
カンボジア
マレーシア
シンガポール
インドネシア
オーストラリア
国内市場
CS(大連)
CS(天津)
CS(青島)
CS(上海)
CS(アモイ)
CS(香港)
CS(広州)
CS(深セン)
CS(海南)
丹東
営口
煙台
龍口
日照
連雲港
上海
泉州
チャンチョウ
汕頭
蛇口
黄埔
ファンシェン
湛江
海口
● 当グループの現地代理店の営業拠点
★ 地域子会社と CS(香港)
▲ 中国の主要港

当社は地域子会社と海外販売代理店に、迅速かつ包括的に市場情報（競合各社の運賃、航路再編の動向、他の市場ニュースなど）を収集し、分析するよう要請している。各地域子会社は、運賃変更に関する定期報告をまとめ、当社の上海本社に当グループの競合各社に関して報告するよう義務づけられる。一般に、地域子会社は、詳細かつ客観的な最新情報を当社の上級業務執行者に意思決定のために提供する目的で、本社と密に連絡をとっている。

当社は毎年、年初に各地域子会社の販売目標を設定する。当社は定期的に、各港で処理されるコンテナ数量をレビューし、監視する。代理店は、売り上げを伸ばすよう奨励される。とくに各地域子会社は、特殊コンテナを使用する財貨（軽量で綿毛状の商品、高付加価値商品、冷蔵品など）の貨物運送契約をより多く集めるよう指示される。

加えて当社は、しばしば（当社から指針を受けた）地域子会社の助けを得て、大規模な運送委託業務に入札参加し、長期運送契約を締結している。当社が積極的にこうした分野に関わることにより、当グループは、優良な顧客の割合を高め、運賃を安定させる狙いである。当社はまた、大口顧客向けのすべての追跡サービスを統合し、割安で顧客が受け入れやすい運賃見積り、スロット予約、コンテナ管理の各サービスを大口顧

客に提供する狙いである。

当社は現地代理店に、航路再編、コンテナ管理、積み替えの手配、船舶の運航と安全性に関する指針を提供する。

価格設定方針と支払い

国際航路について、当グループは、以下を含む数多くの要素に基づいて価格を設定している。すなわち、一般市場価格、所与の航路に関連するコスト、運送される貨物の性質である。当グループは競合他社の価格と同時に、関係海運同盟および組合により配布される価格ガイドラインを注視する。国内航路については、当グループは主に、市況と自身の航路の稼働率を考慮する。一般に当社取締役は、主に価格に基づく競争が、最善の競争戦略ではないと考えている。むしろ、当グループは質の高いサービスを提供し、顧客と長期的な関係を築くことで競争すべきであると考えている。当グループはそのサービスのほとんどを米ドル建てで提示しており、その2003年度の収益の約90.4%が外貨建てである。

当グループは一般に、コンテナ海運サービスについて2つの支払方法を提案している。すなわち、貨物運賃前払いと「海上運賃後払い」である。貨物運賃前払いの場合、仕向港に到着する前の貨物にかかる運賃、積み込みターミナル荷役料その他の手数料が荷主により前もって支払われる。仕向港の料金と費用は、荷受人が仕向地でコンテナを引き渡した時点で支払われる。こうした料金と費用には、文書手数料、仕向港のターミナル取扱料が含まれる。当グループの「海上運賃後払い」の場合、積み込みターミナル荷役料のみが荷主により前もって支払われる。運賃と残りの手数料は、貨物が仕向地に到着してから荷受人により支払われる。

当グループは、明確な支払条件を顧客に常に提示するわけではない。しかし、当グループの代理店が、当グループに代わって荷受人から回収した運賃を当グループに支払うまでには通常一定の時間がかかる。さらに、一般に当グループは、代理店との取引を定期的に決済するにすぎない。当グループの債権回収に要する平均日数は、2001年および2002年において約68日であった。2003年には、主として経営陣が顧客からの代金決済について与信管理を強化するよう努力したことにより、債券回収に要する平均日数は56日に短縮された。

当グループは顧客に、短期契約（1件の取引または運送毎の契約）と長期契約（一般に10ヵ月から1年間の契約）の双方を提案している。当グループの北米航路の（収益面で）大多数の契約は長期契約である一方、他の航路の契約の大多数は短期契約である。当グループの2003年度の総収益の55.5%が短期契約から、44.5%が長期契約からもたらされた。長期契約は、契約期間中の固定運賃と貨物積載量の保証を提供する。これは、長期契約がなければ直面するであろう要因（業界の循環性を含む。）によって引き起こされる当グループの収益変動を低減するのに役立つ。当グループはまた、一定の状況下では短期契約が有益であると考えている。これは、短期契約には価格設定における比較的高い柔軟性が見込まれるためで、このことは一部の市場で重要である。しかし、当グループは一般に、将来の売上高合計に占める長期契約の割合を増やす計画であり、とくに国際航路でそれを目指している。当グループはこの戦略の実施により、安定したコンテナ船腹需要を維持し、循環的市況低迷から自らを守る狙いである。

顧客

国際航路について、当グループの最終顧客を構成するのは一般に、(i) 大手小売業者 (ii) 小規模小売業者、または (iii) NVOCCである。中国の国内航路では、顧客は一般に荷主か代理店である。一般的に、当グループの大口国際顧客は、海上運賃後払いベースで当グループと契約する。当グループの事業の過半数を占める小規模顧客は、貨物運賃前払いベースで当グループと契約するのが一般的である。

2003年12月31日に終了する3年間の各年について、当グループの顧客上位5社に対する売上高は金額でみて、当グループの各年の売上高合計の15%を下回る。

受賞実績

当社は2003年、中国海運新聞の「中国貨物海運業賞」で以下を受賞した。

- 優秀統合サービス海運業者
- 優秀中国海運業者 ー 欧州・地中海航路
- 優秀中国海運業者 ー 米国西部・東部航路
- 優秀中国海運業者 ー 日本・韓国航路
- 優秀中国海運業者 ー 東南アジア航路
- 優秀中国海運業者 ー オーストラリア・ニュージーランド航路

上海プハイは2003年3月、上記と同じ受賞イベントにおいて中国海運新聞から「最優秀中国内航フィーダー・サービス海運業者」賞を受賞した。

当社は2003年、「国際航路サービス高品質・高信頼性」賞を上海海運取引所と上海徴信所から受賞した。

知的財産

当グループは一定の特許を所有しているが、商標は所有していない。最も重要なのは、「チャイナ・シッピング」という商標／サービス・マークの下で営業する当グループが、コンテナ海運事業を行なうためにチャイナ・シッピングからそれらを使用する許可を受けていることである。

チャイナ・シッピングは、チャイナ・シッピングに関連する商標のすべてを所有している。

チャイナ・シッピング・グループの他の傘下企業もまた、他の事業についてかかる商標を使用する許可を得ている。当グループのみがこれらの商標の使用許可を得ているわけではないため、チャイナ・シッピングは、これらの商標の所有権を当グループに譲渡する考えはない。商標ライセンス契約のもとで、これらの商標は、チャイナ・シッピングがかかる商標の所有者であり、かつ当社の支配株主（上場規則のもとで定義されるところによる。）であり続ける限り、当グループに使用が許可される。こうした知的財産権の詳細については、「(2)チャイナ・シッピング・グループとの関係 ー 関連取引」を参照されたい。

情報システム

チャイナ・シッピングは1998年12月、海運業・運送業向け情報技術システムのプロバイダーであるThru Transport Systems International Limited（以下「TTS」という。後にQiva Inc.と改名され、現在は清算され、既に存在していない。）と契約した。この契約に従って、チャイナ・シッピングは、TTSの「トレードシップ・システム」の標準バージョンを世界規模で顧客数の制限なしに使用するライセンスを付与された。上記の契約の下、当社は、トレードシップ・システムの公認ユーザである。トレードシップ・システムは以下の用途をもつ。

- 見積提示。このモジュールは、データ入力を加速するためにデータコードを使用して、顧客への運賃の見積提示を容易にする。これは、正確な最新情報が常に使用されていることを確実にすることを目的とする。このモジュールはまた、過去の記録を保存し、当グループが顧客に対しより良いサービスを提供できるようにする。
- 予約。このモジュールは、さまざまな場所で貨物予約関連のデータを追跡し、制御する管理ツールとして使用することができる。
- 文書作成。このモジュールは、船荷証券、積荷目録、貨物引換証など輸出貨物関連文書を作成する。

● 設備制御。このモジュールは、当グループとその代理店が、コンテナの動きを記録し、追跡し、国内外のデポの貯蔵レベルを制御することを可能にする。

● 複合一貫運送。このモジュールは、国内接続貨物の動きを登録し、制御するのに使用することができる。これには、運送業者への職務割当が含まれる。

● 顧客情報システム。このモジュールは、顧客に一定のデータ（航行スケジュール、稼働率を含む）を提供するために、他のすべてのモジュールから情報を引き出して関連統計分析を行う。

トレードシップ・システムのサーバは当社の上海本社にある。（インターコンチネンタル・コンピュータが運営する）CST 上海は、当社との契約に基づき、トレードシップ・システムの技術支援を行う。

サプライヤー

2003 年 12 月 31 日までの３年間の各年について、当グループのサプライヤー上位５社からの仕入高は、金額でみて当グループの各年の仕入高合計の 20%を下回る。2003 年、当グループのサプライヤー上位５社のうち２社が当グループに本船荷役サービスを提供し、別の２社が国内鉄道輸送サービスを提供し、１社が運河輸送サービスを提供した。

競争

国際コンテナ海運業

国際コンテナ海運業界の競争は激しい。BRS-アルファライナーによると、積載能力ベースで世界上位 20 社の運送人が 2004 年４月時点で世界中のコンテナ積載能力の約 75%を支配している一方で、同業界は依然としてかなり細分化されており、合計 450 社超の運送人が世界中で営業している。当グループは、自らがサービスを提供する国際航路内で、さまざまなグローバル企業、地域企業、ニッチ企業の運送人と競争している。

世界規模の運送人は一般に、相当の船舶積載能力を備え、主要な東西市場と特定の地域市場のほとんどの航路における広範なサービス網を展開している。こうした運送人は一般に、大型船舶を備え、主要港には直接航路で、その他の港には地域ハブ経由の積み替えを通じてサービスを提供している。

地域規模の運送人は一般に、主要な東西市場内または地域市場（東アジア、中東、北米または西アフリカなど）内の比較的小規模の航路の多くに焦点を当てている。こうした運送人は世界規模の運送人に比べて、特定の市場内でさまざまな港に直接サービスを提供する傾向がある。

当グループの競合相手の多くは、ロジスティクス、乾貨物と液体貨物のばら積み輸送、複合一貫運送など、他の輸送事業にも携わっている。さらに、競合他社の中には、石油探査、旅行サービス、小売など、関連性のない産業に携わっている者もいる。当グループは戦略の一環として、コンテナ海運および関連サービスに特化しており、中国発の航路に焦点を当てている。このような特化により、コンテナ海運業に影響する急速に変化する経済、政治、貿易の状況に対して経営陣がより適切な備えを行ない、迅速に対応できるようになると当社取締役は考えている。

個別企業以外にも、当グループはまた、共同配船およびスロット交換契約を通じて形成されたさまざまなコンテナ海運業者による同盟との競争にも直面している。

BRS-アルファライナーによると、当グループは、激しい競争環境と 1997 年からの比較的短い事業歴にもかかわらず、2004 年４月 30 日時点で、運航能力ベースで世界第 10 位のコンテナ海運業者となるまでに成長している。

当社は現在、（米国西海岸への西回りのサービスを提供する運送人から成る）WTSA、（極東と中東にサービスを提供する運送人から成る）IRA、（極東からオーストラリアへの南回りのサービスを提供する運送人から成る）AADA、（オーストラリアからの北回りのサービスを提供する運送人から成る）TFA、（極東と西アフリカ

にサービスを提供する運送人から成る）C8、（中韓両国の運送人から成る）黄海組合（Yellow Sea Association）のメンバーである。こうした組織のメンバーは、関係するコンテナ海運市場の展開と予想される翌年の運賃動向について議論する会議を随時開催する。こうした議論の結果はメンバーに対して拘束力をもたないが、当グループは一般に、こうした組織が提案する運賃ガイドラインに従う方針である。

国内コンテナ海運業界

中国の内航コンテナ運送は、比較的新しい現象である。現在、外国籍企業は国内コンテナ海運市場で営業することは認められていない。一方、外資系の中国企業が国内コンテナ海運市場で営業するには、中国政府の承認を必要とする。中国の国内コンテナ海運市場で営業する他のコンテナ海運業者には、COSCO、天津海運、青島海運、海口南京が含まれる。しかし、COSCO が国内コンテナ海運市場で唯一の主要な競合相手であると当社取締役は考えている。

当グループは 2003 年、中国国内市場で約 850,000TEU の実入りコンテナを扱った。2004 年3月 31 日時点で、当グループは、中国で9の国内航路と 10 のサブ・ルートを運航している。当社取締役は、当グループが国内コンテナ海運市場で支配的なマーケット・リーダーであると考えている。

基準

当グループは、以下の基準に基づいて本書で言及されているさまざまな統計・データを収集した。

● **当グループの船隊**

本書を通じて、当グループが傭船に出している船舶は、当グループが運航する船隊の一部に含まれている。さらに、当グループが珠江デルタと長江で運航する自己所有船舶・傭船船舶は、当グループの運航中の船隊の計算には含まれていない。これは、そうした船舶のリース期間が短く、その総数が頻繁に変化するためである。珠江デルタと長江を航行する船舶に帰属する運航能力は取るに足りないと当社取締役は考える。しかし、珠江デルタと長江を航行する当グループの船舶が扱うコンテナ総数（単位：TEU）は、当グループが引渡し、または運送した実入りコンテナ総数（単位：TEU）に加算される。

● **実際に引き渡され、または運送された実入りコンテナの総数（単位：TEU）**

コンテナ運送に際して、各コンテナは、各港（国内港または国際港）で船舶に積載されて仕向港に到着する度に加算される。当社取締役は、この計算方法が業界慣行に一致していると考える。

● **稼働率**

これは、運送され、または引き渡される実入りコンテナ総数（単位：TEU）を、その特定航路を航行する当グループの船隊の積載能力で除して計算される。コンテナが航路またはサブ・ルートの各寄港地で積み替えられたり、新しいコンテナに置き換えられたりすることがあるため、また、上記のように各コンテナが各港で船舶に積載される度に加算されるため、稼働率は 100％を超えることがある。

● **サブ・ルート総数**

本書では、当グループが珠江デルタと長江で運航するサブ・ルート・サービスは、その日程、寄港地、数量が航路の需要と取引高によって非常に頻繁に変化するため、サブ・ルート総数に加算されていない。しかし、珠江デルタと長江を航行する当グループの船舶が取り扱うコンテナ総数（単位：TEU）は、当グループが引き渡したまたは運送した実入りコンテナ総数（単位：TEU）に加算されている。

(2)　チャイナ・シッピング・グループとの関係

はじめに

当社は創設以来、その事業のさまざまな分野においてチャイナ・シッピングとの間に取引関係を築いてきた。これら取決めの詳細については、以下の「関連取引」を参照されたい。

グローバル・オファリングの完了直後において（超過割当オプションの行使がないことを前提とすると）、チャイナ・シッピングは当社の増資後発行済株式資本の59.87%を所有することとなり、当社の支配株主となる。チャイナ・シッピングは当社の支配株主として、支配株主の権利のすべてを行使することができ、その中には当社取締役の選任、定款変更についての議決権行使が含まれる。

チャイナ・シッピングは、国有資産監督管理委員会直轄の主要な国有企業の一つであり、さまざまな地域、業種および国にわたって営業する巨大な海運コングロマリットである。現在、チャイナ・シッピングおよびその子会社(当グループを含む。）は、石油タンカー、不定期貨物船、旅客船、コンテナ船および特殊貨物船から成る５つの特殊海運船隊を擁している。当グループは主として、国際および国内のコンテナ海上輸送の運営・管理に携わっている。CSDC は主として、バルク貨物および石油の中国国内および国際輸送に従事している。CSHH は主として、特殊貨物船の船隊を運営している。チャイナ・シッピングの他の子会社は、旅客船隊ならびに総合ロジスティクス、ターミナル管理、金融および投資、エンジニアリングおよび労務サービス、供給および取引ならびに情報技術など多角化された事業に従事している。

最近情報確認日現在、チャイナ・シッピングはCSDC およびCSHH に対しそれぞれ50.5%および38.7%の持分を保有しており、両社はともに公開会社である。CSDC はH株式およびA株式がそれぞれ香港証券取引所および上海証券取引所に上場されている中国企業であり、CSHH は、A株式が上海証券取引所で取引されている中国企業である。

本書の日付け現在、当社の（10 名の取締役のうち）業務執行取締役１名および非業務執行取締役３名が、チャイナ・シッピングの業務執行職に就いている。

当社取締役の氏名	チャイナ・シッピングでの役職
リ・ケリン氏	社長
リ・シャオデ氏	副社長
チャン・ヂェンファ氏	副社長
ワン・ダション氏	副社長

チャイナ・シッピングには取締役会が存在しない。その最終的な経営権は社長にあり、社長を６名の他の首脳部のメンバー、すなわち副社長６名が補佐する。上に掲げる４名の当社取締役（社長を含む。）を除くと、チャイナ・シッピングの他の副社長３名は、当グループのいかなる役職にも就いていない。

２名の当社業務執行取締役は CSDC の取締役ではなく、CSDC またはその子会社のいずれの役職にも就いていない。本書の日付現在、CSDC の取締役（社外取締役を除く。）は、リ・シャオデ氏（当社の非業務執行取締役）、ワン・ダション氏（当社の非業務執行取締役）、ヤオ・ツオチー氏（当社の監査役）、ヤン・ミンギョイ氏およびク・ズユアン氏である。リ・シャオデ氏は、CSDC の会長である。

当社の上級業務執行者の誰も チャイナ・シッピングまたは CSDC いずれの管理職にも就いていない。さらに、チャイナ・シッピングには監査役会がないため、当社の監査役の誰もチャイナ・シッピングの監査役にはなっていない。

当社の会長がチャイナ・シッピングの社長を兼務しているとはいうものの、当社取締役は、当グループの日常的な経営上の意思決定は、業務執行取締役と上級業務執行者が一体となって行っており、当社の会長が

単独で行っているのではないことから、当社は、チャイナ・シッピングおよびその関係者（CSDC を含む。）から独立して営業することが可能であると考えている。意思決定プロセスにおいて当社会長が表明した見解は、当社の他の業務執行取締役および上級業務執行者の見解によって抑制され、バランスがとられる。これらの者は全員、チャイナ・シッピングまたは CSDC のいずれにおいても、如何なる経営職にもついていない。さらに、当グループには、チャイナ・シッピングの経営に依存することなく事業を遂行するためのあらゆる資産、契約、確立された事業運営手続そして経験豊富な従業員が存在する。いくつかの商品およびサービスは、当グループの通常の営業過程においてチャイナ・シッピング・グループから当グループに提供されており、当グループもまたその商品およびサービスの一部をチャイナ・シッピング・グループに販売しているものの、これらの商品およびサービスは通常の商取引条件により市場価格で提供されている。さらに、これらの商品またはサービスは、以下に示すとおり、実績判定期間中、当グループがその事業のために負担しまたは受け取らなければならない総費用または総収益の重要な部分を占めたことはない。

	12月31日に終了した年度		
	2001年	2002年	2003年
当グループがチャイナ・シッピング・グループから受領した収益合計が当グループの売上高合計に占める割合	7.7%	10.0%	8.6%
当グループがチャイナ・シッピング・グループに対して負担した費用合計が当グループの営業費用合計に占める割合	17.0%	22.7%	25.6%
ファイナンス・リース債務の利息相当部分および利息としてチャイナ・シッピング・グループに対して支払われた財務費用が当グループの財務費用合計に占める割合			
●ファイナンス・リース債務の利息相当分（注１）	60.7%	49.4%	45.0%
●利息	6.7%	18.4%	13.9%

注1：当該項目は、チャイナ・シッピング・グループからリースしたコンテナに関係している。本書で述べる通り、当グループは、本件上場に伴う正味手取金の一部を使用するなどして、自社所有コンテナを購入することを計画している。よって、チャイナ・シッピング・グループからリースされるコンテナに対する依存度は、将来減少すると見込まれる。

もし何らかの理由で商品またはサービスがチャイナ・シッピング・グループより提供されなくなったとしても、当グループは、その代替品または代替サービスを独立した第三者から同様の条件で入手するのに重大な支障があるとは予想していない。よって、最近情報確認日現在、当社取締役は、こうした商品およびサービスの提供を受けるために当グループがチャイナ・シッピング・グループに依存する度合いは取るに足りないと考えている。同様に、もし何らかの理由でいずれかの商品またはサービスをチャイナ・シッピング・グループに販売できなくなったとしても、当グループは、それらを他の独立した第三者に同様の条件で販売するのに重大な支障があるとは予想していない。これまで築き上げてきた良好な取引関係およびこれらの取決めのすべてが通常の商取引条件によっていることに鑑みれば、当社取締役は、本件上場後もこうした既存の契約関係を継続することが当グループの利益に適うと考えている。

グローバル・オファリングの完了後、チャイナ・シッピングが将来当グループに資産を注入する場合は、上場規則の規定に服する。上場規則によれば、香港証券取引所は、もし当グループが資産を買収または処分

しようとする場合には株主に対し回状を発行するよう要求する裁量権を有する。香港証券取引所はまた、上場規則に従い、一定の状況下での当グループによる一連の買収または処分を合算する権限を有し、かかる買収または処分により、いずれにしても、当社が上場規則に定める新規上場申請者に関する要件に服する新規上場申請者としてみなされる結果となりうる。

競合取引禁止

チャイナ・シッピング・グループは多角化した事業経営を行っているものの、目下、当グループの中核事業(すなわち、2003年度の当グループの収益の約90%を占める国際コンテナ輸送サービス）と直接または間接的に競合する事業は手がけていない。 当社は、現在チャイナ・シッピング・グループが行っている事業に多角化するよりは、コンテナ輸送事業と関連サービスに集中し、特化する方が当社の最善の利益にかなっていると考えている。そうすることで、当グループは、コンテナ輸送事業における業界の専門知識を蓄積し、品質、効果および効率の点でサービスを継続的に改善することができると思われる。

上記に鑑みて、チャイナ・シッピング・グループと当グループとの間の事業の競合または潜在的競合を避けるため、チャイナ・シッピングは当社との間で競合取引禁止契約を結び、同契約に従ってチャイナ・シッピングは当社に対して、同社が当社の支配株主（上場規則に定義するところによる。）であり続け、かつ当社H株式がメインボードに上場されている限り、とりわけ、下記の事項を誓約している。

i) 下記に記載のとおり、現在、仁川フェリー、 ユニバーサル・シッピング（アジア）カンパニー・リミテッド、 CSロジスティクス、 リッチ・シッピング・ロジスティクス、チャイナ・シッピング・エージェンシーおよびCS カンボジアが行っている事業を除き、 チャイナ・シッピングは、自らが、直接または間接的に、当グループが行っているコンテナ輸送事業またはコンテナ貨物取扱代理事業または当グループが本書において今後行うことを予定している旨を開示しているその他の事業（以下「関連事業」という。）と直接または間接的に競合する事業を所有し、これに投資し、参加しまたはこれを運営しないこと、またその子会社（当グループを除く。）がかかる行為を同様にしないことを保証すること、ならびに

ii) もし、チャイナ・シッピングまたはその子会社（当グループを除く。）が、当該事業に投資し、参加し、これを開発し、運営しまたは従事し、あるいはその持分を取得する機会がある場合には、速やかに当社に通知し、まず当社がチャイナ・シッピングまたはその子会社が享受しうる条件より不利でない条件でかかる事業に投資し、参加し、これを開発し、運営し、従事しまたは持分を取得する機会を得られるよう最善を尽くすこと。

当社は、もし当該事業に参加する機会が生じた場合には、非業務執行社外取締役で構成される独立した取締役会付属の委員会を組織し、当グループが当該事業に参加する機会を引受けるかまたは拒否すべかを独自に審査・決定するようにし、当社は、必要な場合、これに関して発表を行ない、かつその他の点では上場規則の要件に従う。

チャイナ・シッピングは、上記に掲げる子会社6社が従事している事業活動で、当グループの事業と類似するものは以下の通りであることを確認している。

(a) 仁川フェリー: 中国と韓国との間の定期船による旅客および貨物混合輸送サービス

(b) ユニバーサル・シッピング（アジア）カンパニー・リミテッド: (i) 香港、マカオおよび珠河デルタ地域と(ii) 香港、深センおよびベトナムとの間を結ぶコンテナによる貨物のサブ・ルート・サービス

(c) CS ロジスティクス: コンテナ貨物取扱代行サービス

(d) リッチ・シッピング・ロジスティクス: コンテナ貨物取扱代行サービス

(e) チャイナ・シッピング・エージェンシー： コンテナ貨物取扱代行サービス

(f) CS カンボジア：カンボジアにおけるコンテナ貨物サブ・ルート・サービスおよびコンテナ定期船および貨物取扱代行サービス

これら６つの子会社は、コングロマリットの傘下に保有しているさまざまな海運事業を補完するためにチャイナ・シッピングにより設立されたものである。

チャイナ・シッピングは、仁川フェリーおよびユニバーサル・シッピング（アジア）カンパニー・リミテッド が行なっている定期船サービスは、以下の点で当グループが行なっている現在のコンテナ輸送事業と直接または間接的に競合し、またはそれらに抵触するものではないと確認している。すなわち、(i) 仁川フェリーが使用している船舶は、旅客と貨物の混合船舶であり、コンテナ船ではないこと、(ii) ユニバーサル・シッピング（アジア）カンパニー・リミテッドが使用している船舶ははしけであってコンテナ船ではなく、当グループが使用している船舶に比べその輸送能力ははるかに小さいこと（通常、200TEU 未満）。実際、ユニバーサル・シッピング（アジア）カンパニー・リミテッドは、当グループにサブ・ルート・サービスを提供しており、当グループの主要事業を補完している。これら２つの子会社は、当グループの中核事業であるコンテナ海上輸送に従事していないため、チャイナ・シッピングは、これら２社を当グループに含めることが妥当であるとは考えていない。

チャイナ・シッピングは、CS カンボジアが提供しているサブ・ルート・サービスは、当グループが提供している現在のコンテナ輸送事業と直接または間接的に競合し、またはそれらに抵触するものではないと確認している。何故なら、CS カンボジアによるサービスは、メコン川においてのみ行なわれ、しかも CS カンボジアが使用している船舶ははしけであってコンテナ船ではなく、その輸送能力はわずか 124TEU と、当グループが使用している船舶と比べてはるかに小さいためである。また、CS カンボジアの中核事業はチャイナ・シッピング・グループ傘下の他の企業（当グループを除く。）の輸送代行業者として行為することである。当グループは、CS カンボジアが行なっているコンテナ関連事業の買収先となる会社をカンボジア国内に設立するために必要なすべての政府その他の許認可を申請中であり、かかる新会社の設立は本件上場後 12 ヵ月以内に実現するであろうと見込んでいる。

チャイナ・シッピングは、自らまたは（当グループ以外の）各子会社が、上記の定期船サービスの地理的範囲を延長または拡大しないことを誓約している。ただし、もし当グループが、特定の港で作業することが作業または設備費用の高さまたはその他の条件により費用対効果に欠けると判断した場合、当グループはユニバーサル・シッピング（アジア）カンパニー・リミテッドに対しそのコンテナ・サブ・ルート・サービスをかかる港まで延長するよう要請することができ、ユニバーサル・シッピング（アジア）カンパニー・リミテッドは、これに応じてそのコンテナ・サブ・ルート・サービスを延長する権利を有する。もし、チャイナ・シッピングまたは（当グループ以外の）その子会社が、より広い地理的区域を網羅するかまたはより大規模なコンテナ輸送事業に投資し、参加し、これを運営しまたは従事し、または持分を取得する機会を得た場合、チャイナ・シッピングは速やかに当社に通知し、まず当社がチャイナ・シッピングまたはその子会社が享受しうる条件より不利でない条件でかかる事業に投資し、参加し、これを開発し、運営し、従事しまたは持分を取得する機会を得られるよう最善を尽くす。

CS ロジスティクスおよびリッチ・シッピング・ロジスティクスの中核事業はロジスティクスであり、チャイナ・シッピング・エージェンシーは、主にチャイナ・シッピング・グループ（当グループを除く。）の傘下企業のために船会社代理店を務めており、コンテナ海上輸送には従事していない。コンテナ貨物取扱代行業を営む過程で、これら３社の子会社はそれぞれ当グループの取扱いのために貨物を募集する。これら３社は他の定期船業者のために貨物を募集することもあり、またその中核事業はコンテナ貨物の取扱代行サービスではないため、チャイナ・シッピングは、これら３社を当グループに含めるのは妥当ではないと判断した。チャイナ・シッピングは、CS ロジスティクス、リッチ・シッピング・ロジスティクス および チャイナ・シッピング・エージェンシーがそれぞれのコンテナ貨物取扱代行事業を通じて勧誘したコンテナ輸送案件につ

いて当グループに優先的選択権を与えることを誓約している。もし、チャイナ・シッピングが CS ロジスティクス、 リッチ・シッピング・ロジスティクス または チャイナ・シッピング・エージェンシーに対する株式持分を第三者に譲渡することを意図する場合、当グループは、かかる持分について優先的選択権を付与される。CS ロジスティクス、 リッチ・シッピング・ロジスティクス および チャイナ・シッピング・エージェンシーに関係する上記の優先的選択権に加え、もしチャイナ・シッピング または(当グループ以外の)その子会社が、コンテナ貨物取扱代行事業(第三者から勧誘したコンテナ貨物の輸送注文を含む。)に投資し、参加し、これを運営し、従事し、または持分を取得する機会を得た場合、チャイナ・シッピング または当該子会社は速やかに当社に通知し、当社がチャイナ・シッピング またはその子会社が享受しうる条件より不利でない条件でかかる事業(コンテナ貨物の船積みを含む。)に投資し、参加し、これを開発し、運営し、従事しまたは持分を取得する機会を得られるよう最善を尽くす。

チャイナ・シッピングのこれら6社の子会社の事業は、それぞれの通常の営業過程において営まれている。これらの活動は、当グループの主たる活動が行なわれている区域で当グループの中核事業と深刻な競争関係にはないこと、また、競合取引禁止契約に基づく当社の権利に鑑みて、当社取締役は、仮にチャイナ・シッピングのこれら6社の子会社との間で競争があるにしても、当グループの事業全体に重大な影響が及ぶことはないであろうと確信している。さらに、当社は、業務執行取締役または非業務執行取締役のいずれも、チャイナ・シッピングのこれら6社の子会社に対して何ら株式持分を有してはいないことを確認する。

仁川フェリーの取締役会は、7名の取締役で構成されており、そのうち会長は当社の非業務執行取締役であるワン・ダション氏である。ユニバーサル・シッピング(アジア)カンパニー・リミテッドの取締役会は4名の取締役で構成されており、そのうち当社の取締役または上級業務執行者を務めている者は一人もいない。CS ロジスティクスの取締役会は7名の取締役で構成されており、そのうち会長は当社の会長であるリ・ケリン氏、もう一人は当社の業務執行取締役であるヂア・ホンシェン氏である。リッチ・シッピング・カンパニーの取締役会は7名の取締役で構成されており、そのうち会長は、当社の業務執行副総経理であるホアン・シャオウェン氏である。チャイナ・シッピング・エージェンシーの取締役会は9名の取締役で構成されており、そのうち会長は当社の非業務執行取締役であるリ・シャオデ氏、およびもう一人の取締役は同じく当社の非業務執行取締役であるワン・シェンギュン氏である。上に述べた以外では、当社の他の如何なる取締役または上級業務執行職も、チャイナ・シッピングの上記5つの子会社のいずれにおいても取締役または上級業務執行職を務めてはいない。CS カンボジアの取締役会は3名の取締役で構成されており、そのうち当社の取締役または上級業務執行職を務めている者は一人もいない。

上記で述べた CS カンボジアのコンテナ関連事業の譲渡を除き、チャイナ・シッピングは目下、上記の6つの子会社に対するその持分を当グループに出資することは考えておらず、計画もない。

当社は、もしチャイナ・シッピングが競合取引禁止契約に違反した場合には、同社に損害賠償を請求する権利を有する。もしチャイナ・シッピング が競合取引禁止契約に違反したことが判明した場合、当社は、法的助言を求め、妥当とみなすあらゆる法的措置を講ずる。上記「競合取引禁止」の項で開示された通り、当社は、支配株主および当社取締役は、当グループの事業以外の、当グループの中核事業に直接または間接的に競合するまたは競合する可能性のあるいかなる事業にも利害関係を有していないことを確認する。

CSDC の主たる事業(バルク貨物と石油の中国国内および国際輸送)の性格に鑑みれば、当社取締役は、当グループと CSDC との間に事業の競合または潜在的競合関係は存在しないと考えている。

CSDC 権

2002 年9月9日、譲渡契約に従い、CSDC は当社に対する 25%の持分を 1.00 人民元の対価でチャイナ・シッピングに譲渡した(以下「本件譲渡」という。)。第 1 回発表文の情報によれば、CSDC は、2002 年9月のかかる持分譲渡の理由をいくつか掲げており、その中には下記が含まれる(が、それらに限定されない)。

● 2002 年のコンテナ輸送事業を取り巻く困難な営業環境および 2001 年9月 11 日の同時多発テロ事件後

の世界経済の不透明さ、

- 当時の当社の経営状態の悪化に鑑みれば CSDC が出資の増額を迫られる可能性があったこと、ならびに CSDC は当社にこれ以上の出資を約することを希望せず、同時に当社への追加出資を拒むことによる持分の希薄化も望まないため。

第1回発表文には、1.00 人民元の名目対価は、中国の独立公認鑑定人である中通城資産評価有限公司が発行した 2002 年9月5日付けの資産評価報告に開示された当社の純資産価額を参考にして決定されたと述べられている。報告書によれば、当該鑑定人は、2002 年6月 30 日現在の当社の純資産価額をマイナス 290,288,700 人民元（約マイナス 271,297,850 香港ドル）と評価した。2002 年6月 30 日現在の当社の非監査決算書類には、当社の純資産価額はマイナス 430,365,000 人民元（約マイナス 402,210,300 香港ドル）であると示されている。よって、本件譲渡の対価は、当社の鑑定純資産価額および 2002 年6月 30 日現在の純資産価額のそれぞれに対してプレミアム付きである。当社はまた、上記に示された純資産価額は、連結ベースで表示されていることを確認する。

本件譲渡の結果任命された追加の取締役はいない。しかし、本件譲渡の結果、当初 CSDC によって当社取締役会に任命された取締役は、チャイナ・シッピングに指名された取締役として取締役会に留任している。

チャイナ・シッピングはさらに、CSDC に対し、チャイナ・シッピングが、 CSDC と チャイナ・シッピングとの間で合意される条件（譲渡される株式数および譲渡の対価を含む。）で、チャイナ・シッピングが保有する当社に対する持分の全部または一部を売却するよう請求する権利を付与した。譲渡契約は中国法に準拠し、当社はその中国の法律顧問から、譲渡契約は当該契約の当事者を拘束する適法な債務を構成し、本件譲渡は関係する中国の法令諸規則のすべてに従って行なわれたとの見解を得ている。

中国の関係法令によれば、チャイナ・シッピングは、譲渡制限期間中は、その持分を第三者に譲渡することを禁じられる。2004 年1月 10 日、CSDC はチャイナ・シッピングに対し、譲渡制限期間が満了するまで CSDC 権を行使しないことを確認した。よって、チャイナ・シッピングは、上場規則 10.07 のもとで要求される香港証券取引所に対する売却停止の誓約書に記載された制限期間中は、その持株を処分することを要求されない。詳細については、「第一部－第１－１．株式の募集－(3) 株式の引受け－グローバル・オファリンングの構造－引受の取決め－誓約事項」を参照のこと。CSDC 権は、譲渡制限期間の満了後、いつでも行使可能である。

CSDC の発表で開示されたとおり、譲渡制限期間満了後は、CSDC はその開発戦略、財政状態、当社の営業状況およびコンテナ輸送業界の状況を考慮し、CSDC 権を行使するか否かを検討する。

CSDC が譲渡制限期間の満了後に CSDC 権を行使する場合、チャイナ・シッピング および CSDC は株式の譲渡の条件（譲渡される株式の株数および代価または当該譲渡の代価の計算根拠）を交渉する。CSDC とチャイナ・シッピングとがかかる譲渡の条件に合意し得たと仮定すると、CSDC がチャイナ・シッピングに代わって当社の支配株主となる可能性がある。「第３－４．事業等のリスク－譲渡制限期間後の CSDC 権の行使により、当社の支配株主に変更があり、当グループに重大な悪影響が及ぶ可能性がある。」を参照されたい。

CSDC 権を行使することで当社の支配株主が変更される場合は、国有資産監督管理委員会の承認が必要とされる。さらに、当社の支配株主の変更が予定される場合は、香港会社買収および合併規則（Code on Takeovers and Mergers of Hong Kong）および上場規則の関係規定に従わなければならない。いずれにせよ、CSDC が CSDC 権を行使した場合には、当社は、CSDC 権の行使に関する公告を含め、上場規則の関係要件に従う所存である。

関連取引

当社は、1997 年にチャイナ・シッピングのコンテナ輸送部門として設立された。それ以来、チャイナ・シッピング・グループの傘下企業と当グループは、数多くのグループ内取引を行なう一元的組織として運営されてきた。こうした当事者間の長年にわたる緊密な取引関係の故に、(i)当グループと(ii)関連する関連当事者ならびにその子会社および関係者との間ではいくつもの取引が行われており、また行われることになっ

ている。これらの取引は、本件上場後に上場規則のもとで当社にとっての関連取引(注)を構成する。

(注) 上場規則で定義する「関連取引」とは、一般に、上場発行者と上場規則で定義する「関連当事者」間の取引、上場発行者と「関連当事者」でない当事者との取引で、上場発行者がその持分を取得もしくは処分する対象会社の主要株主(会社の総会において議決権の10%以上行使し、もしくはその行使を支配する権利を有する者をいうが、「関連取引」の関係で、香港証券取引所はかかる者とその関係者の持分を合算して彼らが当該会社の「主要株主」に当たるかどうかを決定することができる。)が上場発行者の取締役、最高経営責任者もしくは支配株主であるか、それが予定されているか、またはこれらの者の関係者であるかもしくは取引の結果そうなるような場合の当該取引等、また上場発行者による「関連当事者」等に対する金融援助提供もしくはその逆の取引などを指し、上場発行者の取引について利害関係を有する者がいる場合ないし利益相反が生じる可能性のある取引について詳細な規定が設けられている。上場規則で定義する「関連当事者」とは、一般に、中国の発行者の関係では、当該発行者の発起人、取締役、監査役、最高経営責任者もしくは主要株主またはその子会社のこれらの者もしくはそれらの者の関係者などをいうが、「関連取引」の関係ではこの定義がさらに拡張され、上場発行者の過去12ヵ月以内に取締役であった者も「関連当事者」に含められ、また「関係者」(上場規則上の意義については、本書の目次の下に記載する定義中の「関係者」の項の説明に付された注記を参照されたい。)の定義も「関連取引」の関係でさらに拡張されている。

関連取引に適用される上場規則の概要

上場規則は、「関連取引」に関連して上場発行者が尊守すべきいくつかの要件を定めている。当該規定の主なものは下記のとおりである。

関連取引規則は、上場会社が関連取引を行う場合に、当該会社がその株主全体の利益を考慮するよう確保することを意図されている。当該規則はまた、上場会社の取締役、最高経営責任者または大株主(またはその関係者)によるそれぞれの役職の濫用を阻止するいくつかの防衛策も定めている。

上記の意図は、関連取引につき開示を求め、独立株主の承認を得るための一般的要件を通じて達成される。よって、何らかの関連取引が予定される場合には、当該取引は公表され、当該取引についての情報を提供する株主向けの回状が送付されなければならない。取引を実行するには、株主総会で株主の承認を得ることが要求される。取引に重大な利害を有する関連当事者は、株主総会で当該取引を承認する決議に投票することを認められない。

一定種類の取引は、開示および独立株主による承認要件を免除されており、また一部の取引は開示要件のみに服する。

香港証券取引所は、同取引所が適当とみなす場合には、同取引所が決定する条項・条件で、当該規則に定める要件の全部または一部につき免除を与えることができる。

除外されない取引に適用ある要件

上場規則の関係規定に従いかかる要件を免除される取引を除き、経常的関連取引を含む関連取引は、報告、公表および独立株主による承認要件に服する。

発行者が除外されない取引以外の経常的関連取引を締結する場合、発行者は、各関連取引について、(i) 関連当事者との間に書面契約を締結し、(ii) 全体の総額(以下「上限額」という。)を定めて、その根拠を開示し、(iii) 報告および公表要件に従い、(iv) 独立株主の承認要件に従わなければならない。

適用免除

香港証券取引所は、一定の種類の取引について、もし当該取引が一定の所定の条件を満たすと納得した場合には、関係規定の要件の全部または一部を免除することを検討することができる。

新規上場申請者が、特別の経常的関連取引についてかかる免除を申請した場合、当該申請者のスポンサーは、上

場関連書類の中で、免除が申請される経常的関連取引が上場会社の通常の営業過程におけるものであり、通常の商取引条件により、適正かつ合理的であり、かつ株主全体の利益となるか否かを陳述することを求められる。

百分比率

上場規則の関係規定は、懸案の取引をいかに分類すべきか、どの程度の開示を要求するか、また所定の要件が適用されるか否かを検討するに際し、以下の百分比率を定めている。

(1) 資産比率– 当該取引に関係する資産の合計を当該上場会社の総資産で除した値

(2) 利益比率– 当該取引に関係する資産に帰属する利益を当該上場会社の利益で除した値

(3) 収益比率– 当該取引に関係する資産に帰属する収益を当該上場会社の収益で除した値

(4) 対価比率– 対価を当該上場会社の時価総額で除した値、および

(5) 持分比率– 対価として発行される当該上場会社の株式資本の名目金額を、当該取引直前の当該会社の発行済み株式

資本の名目金額で除した値

各取引種類毎（特に買収および処分）について、上記５つの比率についての下限または上限が定められている。

関連取引の種類

当グループと関係する関連当事者ならびにその子会社および関係者との間で、以下の関連取引が行なわれている。

A．非経常的取引

（i） 上海プハイに対する資本注入

（ii） 保証および補償証書

B．現存契約に基づく経常取引

（i） コンテナ・リース

（ii） 不動産リース

（iii） 商標ライセンス契約

（iv） 保証

（v） アリサ定期傭船契約

（vi） ヤンシャンＡおよびヤンシャンＢ定期傭船契約

（vii） CSDC 裸傭船契約

（viii） 質権設定取決め

C．基本契約に基づく継続取引

関連取引の詳細

A．非経常的取引

（i） 上海プハイに対する資本注入

当社は、中国で設立された有限会社である上海プハイの 50%の持分を直接保有している。 チャイナ・シッピングが残り 50%の持分を間接的に保有している。チャイナ・シッピングが上海プハイの 50%の間接持分を有しているために、上海プハイは、上場規則のもとで当社の関連当事者とみなされる。

2004 年 5 月 10 日、当社、CS ロジスティクス、 チャイナ・シッピング・エージェンシー、CSI および上

海プハイ は、本件上場が実現することを条件に、当社が追加で 500,000,000 人民元を、また CS ロジスティクス、チャイナ・シッピング・エージェンシーおよび CSI が追加で総額 50,300,000 人民元を上海プハイに資本注入することに合意する契約を結んだ。この資本注入が実行されると、上海プハイに対する当社の持分は約 90%に引き上げられ、また CS ロジスティクス、チャイナ・シッピング・エージェンシーおよび CSI を通じたチャイナ・シッピングの上海プハイに対する間接持分の合計は約 10%に引下げられる。当社は、本件上場に伴う正味手取金の中からかかる資本注入の支払を行なう予定である。

当社が、上海プハイ資本注入契約のもとで行なう 500,000,000 人民元の出資は、(利益比率以外の) 百分比率の少なくとも一つの 2.5%を超えているが、当社が本件上場に伴う正味手取金から将来かかる支出を行なうことは、本件上場前に約束された取引を単に履行することに他ならない。さらに、本件取引に関する情報は本書において十分開示されている。上記に基づき、当社は、本件上場後に当社が上海プハイに対し出資金を実際に払い込むことは、上場規則に規定する当社の関連取引には該当しないと考えている。よって、本件は、上場規則のもとで関連取引に適用される開示または株主の承認要件には服しない。

(ⅱ) 保証および補償証書

チャイナ・シッピングと当社とは、保証および補償証書を締結し、同証書に従いチャイナ・シッピングは当社に対し、買収株式および組織再編に関して一定の事実表明、保証および誓約を行なうとともに、とりわけ、下記事項に起因して当社が負担するすべての請求または費用について当社に完全に補償することに合意している。

- 当該事実表明、保証および誓約の違反
- 引受契約に基づく引受人の義務が無条件となる日以前に香港または香港以外の関連法域において当グループの傘下企業が稼得し、権利を取得しまたは受領した所得、利益または利得からまたはこれらについて発生する当グループの納税債務
- 発効日に買収株式が当社に譲渡された後に、チャイナ・シッピングが留保しているかまたはその他当社がこれを使用または享受することを妨げられる資産、権利、権原または債務
- チャイナ・シッピングから当社に対する買収株式の譲渡 (ただし、納付すべき印紙税の当社による負担分を除く)
- 発効日以前の買収株式
- 当社からチャイナ・シッピングに対する処分株式の譲渡
- 発効日後の処分株式、および
- 組織再編

保証および補償証書の規定に基づく保証、事実表明、誓約および補償に関し、本件上場後に当該規定のもとで当社が将来その債務の履行として行う支払は、新規取引を構成するものではない。かかる支払は、本件上場前に約束された取引の単なる履行に過ぎない。

上記に基づき、当社は、保証および補償証書に基づく取引は、上場規則に規定する当社の関連取引には該当しないと考えている。よって、これらの取引は、上場規則のもとで関連取引に適用される開示または株主の承認要件には服しない。

B．現存契約に基づく経常取引

（i）　コンテナ・リース

DFIにより提供されるサービス

当社は、チャイナ・シッピング・グループの傘下企業であるDFIとの間に34件のコンテナ・リース契約を締結しており、またチャイナ・シッピングとの間に1件のコンテナ・リース契約を締結している（以下「コンテナ・リース」という。）。

コンテナ・リースのもとで、さまざまな型およびサイズのコンテナが当社にリースされている。個々のコンテナ・リースは、50個程度から19,700個程度のコンテナを対象としている。

コンテナ・リースの適用期間はさまざまで、5年ないし11年に及ぶ。2005年に1件のコンテナ・リースが、また2006年に数件が終了するが、大半は2009年から2012年の間に終了する。

当グループがDFIからリースしているすべてのコンテナについてDFIに支払うリース料総額は、2003年12月31日に終了した3年度のそれぞれについて172,807,000人民元、275,934,000人民元、および465,740,000人民元であった。これらの数字は、実際に行われた現金支出に基づいており、そのため「第6－1．財務書類」に記載された関連当事者取引に関する注記に見られる数字とは異なっている。これは、会計上の観点から、監査人がコンテナ・リースをファイナンス・リースとみなし、かかるファイナンス・リースの利息相当分を当該財務書類に含めたためである。

コンテナ・リースは、本件上場に先立って通常の商取引条件で契約されたもので、本件上場のために特に契約されたものではない。

コンテナ・リースの期間は、当社の純粋な事業ニーズの観点から3年を超えている。長期リースのリース料は通常、短期リースよりは安価である。海運会社はまた、各コンテナ・リースに伴う貨物取扱費、修繕費およびドロップ・オフ費用など管理費を極小化するため、長期コンテナ・リースを契約する傾向にある。

コンテナ・リース料は通常、海運会社の営業費用の重要な要素であるため、コンテナ輸送会社は、営業費用を削減するため長期コンテナ・リースを適切な水準に保つことが通常の事業慣行となっている。また、当社は、長期リース契約のもとでリース料の潜在的上昇から保護されることができる。

さらに、これらの取引について香港証券取引所に申請した適用免除が2006年12月31日に満了し、香港証券取引所によりかかる適用免除が再び認められるには独立株主の承認が要求されることから、株主の利益は保護されている。

上記の理由から、当社取締役およびスポンサーは、コンテナ・リースには3年を超す期間が必要であるとの見解に立ち、またこの種の契約がかかる期間に及ぶのは通常の事業慣行であることを確認する。

仁川フェリーに提供されるサービス

当社は、チャイナ・シッピングの関連会社である仁川フェリーとの間にコンテナ・リース契約を締結している(以下「仁川コンテナ・リース」という)。仁川コンテナ・リースのもとで、さまざまな型およびサイズのコンテナが仁川フェリーにリースされている。

仁川コンテナ・リースの期間は2003年1月1日に始まり、無期限である。しかし、当社は、仁川フェリーに30日の事前通知をして当該リースを解約することができる。

当グループがチャイナ・シッピング・グループにリースしているすべてのコンテナについて当社がチャイナ・シッピング・グループから受け取るリース料の総額は、2003年12月31日に終了した3年度のそれぞれについて11,054,000人民元，2,210,000人民元および2,790,000人民元であった。

(ⅱ)　不動産リース

最近情報確認日現在、当グループは、7件のリース契約に調印している(以下「不動産リース」という)。2件は上海ハイフォンとの間に、残り5件は、チャイナ・シッピング・ノーザン・ロジスティクス・コ・リミテッド、チャイナ・シッピング・エージェンシー(連雲港)コ・リミテッド、チャイナ・シッピング・ロジスティクス(営口)リミテッド、チャイナ・シッピング・ グループ・インベストメント・コ・リミテッドおよび 広州海運グループ・インターナショナル・カーゴ・エージェンシー・コ・リミテッドとの間に締結されている。上記の会社はすべて、チャイナ・シッピング・グループの完全所有子会社である。不動産リースの期間はさまざまで、1年ないし15年に及ぶ。

当グループがチャイナ・シッピング・グループからリースしているすべての不動産について当グループがチャイナ・シッピング・グループに支払ったリース料の総額は、2003年12月31日に終了した3年度のそれぞれにおいて7,160,000人民元、7,204,000人民元および12,337,000人民元であった。

(ⅲ)　商標ライセンス契約

チャイナ・シッピングは、2004年4月26日付けの4件の商標ライセンス契約(2004年5月10日付けの補足契約により改定済み)および2004年5月10日付けの商標ライセンス契約(以下「商標ライセンス契約」という。)に従い、当社に対し、中国においてチャイナ・シッピングの名義でクラス39に登録された商標「中」、「中」、「三」および「中」ならびに香港においてチャイナ・シッピングの名義でクラス 35,36,37,38,39,41および42に登録された商標「中」 および「三」(現在、当グループが1.00人民元の対価で使用しているもの)を使用する非独占的ライセンスを付与した。商標ライセンス契約の期間はそれぞれの調印日に始まり、その後はチャイナ・シッピングがかかる商標の所有者でありかつ当社の(上場規則に定義されるところの)支配株主である限り継続する。当社は、かかる商標の使用を随時、当グループの他の傘下企業に再許諾することを認められる。チャイナ・シッピングは、ライセンスが有効である間、中国および香港において商標の登録を維持することに合意している。同社はまた、当社の要請があれば、他の法域で商標登録を申請し、また他の法域においてチャイナ・シッピングの名義で既に登録済みの商標を当グループにライセンスすることに合意している。

当グループは、上記の商標ライセンス契約締結前は、上記の商標の使用についてチャイナ・シッピングに対価を支払うことを要求されていなかった。

(ⅳ)　保証

(ⅳ)-1 貸付

中国銀行上海支店、通信銀行、広東発展銀行、中国工商銀行上海支店および上海銀行から当社に提供された16件の貸付について、チャイナ・シッピングはこれらの銀行のために保証を提供している。付与された保証について、チャイナ・シッピングは当社に対する何らの担保権も保有していなかった。当社はこれら貸付銀行から、当グループが代替保証またはその他の担保を提供することなく、本件上場と同時に、かかる保証を解除することに対する同意を取付けている。

(ⅳ)-2　チャイナ・シッピングの保証が付された内陸定期傭船

当社は、8社の独立の第三者(以下「独立の第三者」という。)との間に8件の定期傭船契約を結んでいる。

チャイナ・シッピングは、これら独立の第三者との間に締結された8件の定期傭船契約についてこれら独立の第三者のために保証を提供している。当社は、かかる保証についてチャイナ・シッピングに何らの担保も提供していない。

当社は、チャイナ・シッピングが提供したかかる保証の解除に対する同意を取り付けるため、これら独立

の第三者との間で積極的な話し合いを進めている。当社と独立の第三者との間の交渉如何では、当グループは、かかる同意を取り付けるため独立の第三者のために代替保証または代替担保の提供を求められる可能性がある。当社は、本件上場と同時にかかる保証を解除することに対する独立の第三者の同意を求めている。しかし、当社が聞き及んだところでは、当該独立の第三者は自身がいくつかの銀行および投資家から同意を求めなければならないため、かかる解除にはいまだ合意していない。

問題の８隻の船舶は、実績判定期間中の当グループの営業費用のうち重要な部分を占めてはいない。これら８隻の傭船料は、当該期間の当グループの営業費用のそれぞれ 1.4%、3.6%および 3.4%を占めたに過ぎない。2004 年４月 30 日現在、当グループが運航している総積載能力 215,691TEU の 113 隻の船舶のうち、総積載能力 27,540TEU のこれら８隻は当グループの営業能力の重要な部分を構成してはおらず、当グループが輸送能力の増強を計画していることに鑑みれば、今後、当グループがこれら８隻に依存する度合はますます軽減されるであろう。

当社は、可及的速やかに（かついかなる場合も上場日後６ヵ月以内に）かかる担保を解除するよう最善の努力を尽くすことを香港証券取引所に誓約している。もし６ヵ月経過後もかかる保証が解除されない場合には、当社は当該事由につき公表する。

チャイナ・シッピングが独立の第三者に上記の保証を提供しているという事実はあるものの、当社取締役は、当グループは、本件上場後はチャイナ・シッピングから財務的に独立するものと考えている。上で説明した通り、上記保証の対象である船舶は、営業の観点からみて当グループの重要な一部ではない。かかる船舶は、2004 年４月 30 日現在、当グループが使用している合計 113 隻の船舶のうちの８隻に過ぎない。換言するなら、この種の保証の対象にもなっていない船舶が 105 隻存在したことになる。さらに、かかる保証は履行保証に過ぎず、当社が関係する定期傭船契約に基づくその債務を適式に履行しているため、過去に独立の第三者から一度も当該保証の履行を請求されたことはない。当社は引続き、当該定期傭船契約のもとでその債務を適式に履行し続け、当該保証のもとでチャイナ・シッピングに当該独立の第三者に対する支払を要請することはないと思われる。

上記(ⅳ)-1 および(ⅳ)-2 に記載の保証は、 チャイナ・シッピングが無償で当グループに付与したものである。

（ⅴ） アリサ定期傭船契約

当社の完全所有子会社であるアリサは、貸付銀行から成るコンソーシアム（以下「債権銀行団」という。）との間でまもなく納入される予定の新船の購入代金の融資契約（以下「アリサ融資契約」という。）を調印している。アリサ融資契約に従い、アリサは同時にチャイナ・シッピングとの間に、かかる船舶について、船舶所有者と傭船者としてのそれぞれの資格において、定期傭船契約（以下「アリサ定期傭船契約」という。）に調印した。現在の形態のアリサ定期傭船契約は、当社の関連取引を構成する。かかる傭船契約に対する船舶所有者としてのアリサのすべての権利および権益は、アリサ融資契約のための担保としてアリサから債権銀行団に譲渡された。アリサ定期傭船契約のもとでチャイナ・シッピングが支払うべき傭船料の支払方法および金額は、アリサ融資契約に基づく未返済残高を参照して決定された。さらに、債権銀行団の大半は、アリサが返済義務を怠った場合には、チャイナ・シッピングに書面で通知することにより、傭船料の支払期限を早めることができる。

最近情報確認日現在、当該船舶は引き渡されておらず、アリサ定期傭船契約に基づく支払は行われていない。チャイナ・シッピングは、アリサ定期傭船契約を、船舶所有者であるアリサと傭船者である当社との間で締結される新たな傭船契約で置き換えるために必要な承諾を求めるべく、債権銀行団と交渉を重ねている。もしかかる代替傭船契約が締結されず、アリサ傭船契約が本件上場前に別途解約されない場合、当社は、グローバル・オファリングによる正味手取金の一部を、アリサ融資契約のもとで債権銀行団に対して負っている金額の返済に充当する。かかる金額が全額返済されたとき、アリサおよびチャイナ・シッピングはアリサ定期傭船契約を解約し、アリサと当グループの傘下企業との間で代替の定期傭船契約が締結される。かかる

代替の傭船契約は、調印されても、上場規則に規定する当社の関連取引を構成しない。

（vi）　ヤンシャンAおよびヤンシャンB定期傭船契約

ともに当社の完全所有子会社であるヤンシャンAおよびヤンシャンBは、別の貸付銀行団（以下「第二債権銀行団」という。）との間で、これら子会社が2006年8月および12月に引渡予定の新船2隻を購入する資金手当てのため、契約（以下「ヤンシャン融資契約」という。）を締結している。ヤンシャン融資契約に従い、ヤンシャンAおよびヤンシャンBはまた、チャイナ・シッピングとの間で、それぞれの船舶について船舶所有者および傭船者としての資格において、定期傭船契約（以下「ヤンシャン定期傭船契約」という。）を締結している。現在の形態のヤンシャン定期傭船契約は、当社の関連取引を構成する。ヤンシャン定期傭船契約に基づくヤンシャンAおよびヤンシャンBの船舶所有者としてのかかる傭船権に対する権利および権益はすべて、ヤンシャン融資契約の担保としてヤンシャンAおよびヤンシャンBにより第二債権銀行団に譲渡された。ヤンシャン定期傭船契約それぞれのもとでチャイナ・シッピングが支払うべき傭船料の支払方法および金額は、ヤンシャン融資契約に基づく未返済残高を参考にして決定された。さらに、第二債権銀行団の大半は、ヤンシャンAおよびヤンシャンBが返済義務を怠った場合には、チャイナ・シッピングに書面で通知することにより、傭船料の支払期限を早めることができる。最近情報確認日現在、当該船舶は引き渡されておらず、ヤンシャン定期傭船契約に基づく支払は行われていない。チャイナ・シッピングは、ヤンシャン定期傭船契約を、船舶所有者であるヤンシャンAおよびヤンシャンBと傭船者である当社との間で締結される新たな傭船契約で置き換えるために必要な承諾を求めるべく、第二債権銀行団と交渉を重ねている。もしかかる代替傭船契約が締結されず、ヤンシャン傭船契約が本件上場前に別途解約されない場合、当社は、グローバル・オファリングによる正味手取金の一部をヤンシャン融資契約のもとで第二債権銀行団に対して負っている金額全額の返済に充当する。かかる金額が全額返済されたとき、ヤンシャンAおよびヤンシャンBならびにチャイナ・シッピングはヤンシャン定期傭船契約を解約し、ヤンシャンAおよびヤンシャンBと当グループの傘下企業との間で代替の定期傭船契約が締結される。かかる代替の傭船契約は、調印されても、上場規則に規定する当社の関連取引を構成しない。

（vii）　CSDC裸傭船契約

当グループは、CSDCおよびその子会社との間に13件の裸傭船契約（以下「CSDC裸傭船契約」という。）を締結しており、当該契約のもとで当グループは、CSDCおよびその子会社から13隻の船舶を裸船の形で傭船している。

CSDC裸傭船契約の期間はさまざまで、1年ないし12年に及ぶ。すべてのCSDC裸傭船契約のうち10件が2004年に満了し、3件が2010年に満了する。

CSDC裸傭船契約に関連して当グループがCSDCおよびその子会社に対して支払うべき傭船料の総額は、2003年12月31日に終了した3事業年度のそれぞれにおいて、それぞれ60,968,000人民元、57,188,000人民元および48,115,000人民元であった。

13件のCSDC裸傭船契約のうち3件のみが3年を超える期間を有している。これらの裸傭船契約は、本件上場申請前に通常の商取引条件で調印されたものであり、本件上場のために特に調印されたものではない。

海運会社は、検査費用および修繕費用など各裸傭船契約に伴う管理費用を極小化するため、長期の裸傭船契約を締結する傾向にある。長期裸傭船契約のもとで運航される船舶はまた、かかる船舶の引渡しおよび返却に費消される時間のロスが軽減されるため、利便性が高い。

船舶のリース料は通常、海運会社の営業費用の相当部分を占めるため、営業費用を削減するために長期の裸傭船契約の適切な水準を維持することは通常の事業慣行である。さらに、当社は、長期裸傭船契約のもとでリース料の潜在的値上りから保護されることができる。

上に述べた理由から、当社取締役およびスポンサーは、上記3件のCSDC裸傭船契約については3年を超え

る期間が必要とされるとの見解にたち、この種の契約がかかる期間に及ぶのは通常の事業慣行であることを確認している。

(viii)　質権設定取決め

２隻の船舶購入のために銀行から当グループに提供された貸付に関連して、チャイナ・シッピング・グループは、当該銀行に預けている預金に対し、当該銀行を質権者とする質権を設定している（以下「質権設定取決め」という。)。現在の形態の質権設定取決めは、当社の関連取引を構成する。当グループは、かかる質権設定された預金についてチャイナ・シッピング・グループのために何ら担保を提供しておらず、かかる質権設定預金は、チャイナ・シッピング・グループから当社に無償で提供された。

当社は、グローバル・オファリングによる正味手取金の一部を、上記の銀行に対して負っている金額の全額の返済に充当する。かかる金額が全額返済されたとき、質権設定取決めは解約され、チャイナ・シッピングから提供された預金に設定された質権は解除される。

C．基本契約に基づく経常取引

当グループは、以下の22の基本契約を関連当事者との間に締結している。

すべての基本契約の概要

	タイトル	契約当事者*(注1)*	商品およびサービスの提供者	商品およびサービスの種類
1）	基本代理店管理契約	当社およびチャイナ・シッピング	チャイナ・シッピングおよびその子会社および関係者から当グループへ	● 海外代理店を管理するための管理サービスの提供 ● その他関連・付随サービス
2）	基本シャーシ供給契約（注2）	当社およびチャイナ・シッピング	チャイナ・シッピングおよびその子会社および関係者から当グループへ	● シャシーの供給 ● その他関連・付随サービス
3）	基本陸上コンテナ輸送契約	当社およびチャイナ・シッピング	チャイナ・シッピングおよびその子会社および関係者から当グループへ	● 陸上輸送サービスの提供 ● その他関連・付随サービス
4）	第1回基本定期船および貨物取扱代行契約	当社、チャイナ・シッピング、CSエージェンシー（インドネシア）、CSエージェンシー（バンコック）および上海プハイ	チャイナ・シッピング、CSエージェンシー（インドネシア）、CSエージェンシー（バンコック）、上海プハイおよびそれぞれの子会社および関係者から当グループへ	● 販売およびマーケティング・サービス ● 港湾代行サービス（船舶の係留、通関手続、曳船、水先案内、貨物および／またはコンテナの船積みおよび船卸作業の手配）
5）	第2回基本定期船および貨物取扱代行契約	当社および地域子会社	地域子会社およびそれぞれの子会社および関係者から当グループ（地域子会社およびそれぞれの子会社を除く。）へ	● 販売およびマーケティング・サービス ● 港湾代行サービス（船舶の係留、通関手続、曳船、水先案内、貨物および／またはコンテナの船積および船卸作業の手配） ● コンテナ・サービス（貨物のコンテナ詰めおよびコンテナ出し、通関のための書類作成、コンテナ・リース、コンテナの修繕・整備の手配） ● 会計および財務サービス、 ● その他関連・付随サービス

6)	第1回基本コンテナ管理契約	当社、チャイナ・シッピング、CS(洋浦)レフリジェレーションおよび上海プハイ	下記当事者の間の相互提供： A)当グループ、および B)チャイナ・シッピング、CS(洋浦)レフリジェレーションおよび上海プハイおよびそれぞれの子会社および関係者	● コンテナ管理サービスの提供 ● コンテナ整備サービス(コンテナの修繕および清掃を含む。)の提供 ● コンテナ整備作業を行なうための作業場の提供 ● その他関連・付随サービス
7)	第2回基本コンテナ管理契約	当社および地域子会社	下記当事者の間の相互提供： A)当グループ(地域子会社およびそれぞれの子会社を除く。)、および B)地域子会社およびそれぞれの子会社および関係者	● コンテナ管理サービスの提供 ● コンテナ整備サービスの提供(コンテナの修繕および清掃を含む) ● コンテナ整備作業を行なうための作業場の提供 ● その他関連・付随サービス
8)	基本定期傭船契約(注3)	当社、チャイナ・シッピングおよび上海プハイ	下記当事者の間の相互提供： A)当グループ、および B)チャイナ・シッピング、上海プハイおよびそれぞれの子会社および関係者	● 定期傭船契約による船舶の提供 ● その他関連・付随サービス
9)	基本裸傭船契約(注3)	当社、チャイナ・シッピングおよび上海プハイ	下記当事者の間の相互提供： A)当グループ、および B)チャイナ・シッピング、上海プハイおよびそれぞれの子会社および関係者	● 裸傭船契約による船舶の提供 ● その他関連・付随サービス
10)	第1回基本サブ・ルート契約	当社、チャイナ・シッピングおよび上海プハイ	チャイナ・シッピング、上海プハイおよびそれぞれの子会社および関係者から当グループへ	● 陸路、水路、鉄道およびその他の手段による内陸輸送サービスの提供 ● 内陸コンテナ輸送サービスの提携 ● その他関連・付随サービス
11)	第2回基本サブ・ルート契約	当社および地域子会社	地域子会社およびそれぞれの子会社および関係者から当グループ(地域子会社およびそれぞれの子会社を除く。)へ	● 陸路、水路、鉄道およびその他の手段による内陸輸送サービスの提供 ● 内陸コンテナ輸送サービスにおける提携 ● その他関連・付随サービス

12)	基本船舶修繕サービス契約	当社およびチャイナ・シッピング	チャイナ・シッピングおよびその子会社および関係者から当グループへ	● 船舶修繕サービスの提供 ● 船舶整備サービスの提供 ● 船舶改装サービスの提供 ● 船舶改良サービスの提供 ● その他関連・付随サービス
13)	基本納入契約	当社、チャイナ・シッピングおよび CSS	チャイナ・シッピング、CSSおよびそれぞれの子会社および関係者から当グループへ	● 真水、船舶燃料、潤滑油、備品その他資材の提供 ● コンテナ用発電機の提供 ● その他関連・付随サービス
14)	基本乗組員派遣契約	当社およびチャイナ・シッピング	チャイナ・シッピングおよびそれぞれの子会社および関係者から当グループへ	● 乗組員の派遣 ● その他関連・付随サービス
15)	第1回基本船積および船卸契約	当社、チャイナ・シッピング、上海ターミナル、ゼンジャン・ターミナルおよび大連ターミナル	チャイナ・シッピング、ウェスト・ベイシン、上海ターミナル、ゼンジャン・ターミナル、大連ターミナルおよびそれぞれの子会社および関係者から当グループへ	● コンテナの船積みおよび船卸サービスの提供 ● その他関連・付随サービス
16)	第2回基本船積および船卸契約	当社およびウェスト・ベイシン	ウェスト・ベイシンおよびその子会社および関係者から当グループへ	● コンテナの船積みおよび船卸サービスの提供 ● その他関連・付随サービス

17)	基本貯蔵施設サービス契約	当社、チャイナ・シッピング、上海ターミナルおよびゼンジャン・ターミナル	チャイナ・シッピング、上海ターミナル、ゼンジャン・ターミナルおよびそれぞれの子会社および関係者から当グループへ	● 当社の中国国内の貯蔵施設におけるコンテナ・サービスの提供(コンテナの修繕および清掃を含む。) ● その他関連・付随サービス
18)	第1回基本ITサービス契約	当社およびチャイナ・シッピング	下記当事者の間の相互提供： A)当グループ、および B)チャイナ・シッピングおよびそれぞれの子会社および関係者	● ITサービスの提供 ● TSシステム関連の設計、開発、配備、設置および実施サービスの提供 ● コンテナ管理のためのシステム設計、開発、設置および実施サービス ● 音声およびデータ通信装置の提供 ● その他関連・付随サービス
19)	第2回基本ITサービス契約	当社および地域子会社	下記当事者の間の相互提供： A)当グループ（地域子会社およびそれぞれの子会社を除く)、および B)地域子会社およびそれぞれの子会社および関係者を除く	● ITサービスの提供 ● TSシステム関連の設計、開発、配備、設置および実施サービスの提供 ● コンテナ管理のためのシステム設計、開発、設置および実施サービス ● 音声およびデータ通信装置の提供 ● その他関連・付随サービス
20)	基本商用車供給契約	当社およびチャイナ・シッピング	チャイナ・シッピングおよびその子会社および関係者から当グループへ	● 商用車の提供 ● その他関連・付随サービス

21)	基本定期船サービス	当社およびチャイナ・シッピング	当グループからチャイナ・シッピングおよびその子会社および関係者へ	● 定期船サービスの提供 ● コンテナ・スペースの提供 ● その他関連・付随サービス
22)	基本商品およびサービ契約	当社および関連当事者（ウェスト・ベイシンを除く。）	下記当事者の間の相互提供： A)当グループ、および B)関連当事者（ウェスト・ベイシンを除く。）およびそれぞれの子会社および関係者	● 当グループが運営する国際または国内コンテナ海上輸送の運営または管理に関係する商品、資材、資源、財貨またはサービスの提供で、他の基本契約の対象となっていないもの（装置のレンタル、ロジスティクス・サービスの提供、管理・運営サービスの提供および営業バックアップサービスなど。）

注1：チャイナ・シッピングは、当社の過半数株主であり、そのため上場規則に基づく当社の関連当事者である。CS エージェンシー（バンコック）、CS エージェンシー（インドネシア）、CSS、大連ターミナル、上海ターミナル、ウェスト・ベイシン および ゼンジャン・ターミナルはチャイナ・シッピングの関係者であり、よって当社の関連当事者である。CS（洋浦）レフリジェレーション、上海プハイ および地域子会社は当社の非完全所有子会社であり、それぞれにおいてチャイナ・シッピングが相当の持分を有する株主である。よって、これらの会社は当社の関連当事者である。

注2：この基本契約に基づく実施契約の期間は３年を超えるものと見込まれる。長期のシャーシ・リースにかかるリース料は一般的に、短期のシャーシ・リースよりは安価である。海運会社は、取扱費用など各シャーシ・リースに伴う管理費用を極小化するため、長期のシャーシ・リース契約を締結する傾向にある。さらに、当社は、長期リース契約のもとでリース料の潜在的値上りから保護されることができる。上に述べた理由から、当社取締役およびスポンサーは、これらの実施契約については３年を超える期間が必要とされるとの見解にたち、この種の契約がかかる期間に及ぶのは通常の事業慣行であることを確認している。

注３：これら基本契約に基づく実施契約の期間は３年を超えるものと見込まれる。　船舶のリース料は通常、海運会社の営業費用の相当部分を占めるため、営業費用を削減するために長期の裸傭船契約または定期傭船契約の適切な水準を維持することは通常の事業慣行である。さらに、当社は、長期傭船契約のもとでリース料の潜在的値上りから保護されることができる。上に述べた理由から、当社取締役およびスポンサーは、これらの実施契約については３年を超える期間が必要とされるとの見解にたち、この種の契約がかかる期間に及ぶのは通常の事業慣行であることを確認している。

各基本契約にはそれぞれ拘束力ある原則、指針および条項・条件が定められており、それらに従って企図された商品およびサービスが関係する提供者から関係する受領者に提供される。基本契約の一般条項は以下のとおりである。

1． 一般原則、価格および期間

基本契約には、一般条項として、下記事項が定められている。

● 提供される商品およびサービスの品質が受領者によって満足のいくものであること
● 当該商品およびサービスが提供される価格が適正かつ合理的でなければならないこと
● 当該商品およびサービスが提供される条項・条件が、以下と比較した場合に当グループにとって不利でないこと。
  (i) 関係する関連当事者、子会社および／または関係者から独立の第三者に対し、または独立の第三者からこれらの関連当事者、子会社および／または関係者に対し申し出られるもの
  (ii)独立の第三者から当グループに対し、または当グループから独立の第三者に対し申し出られるもの。

2． 価格決定

基本契約はそれぞれ、関係する商品またはサービスが以下の一般価格決定原則に従って提供されなければならない旨を定めている。

● 国が定めた価格
● 国が定めた価格がない場合には、関係する市場価格、または
● 関係する市場価格がない場合には、契約価格

各基本契約の適用にあたり、

「国が定めた価格」とは、中国政府の関係部局が公表した法令諸規則およびその他政府の規制文書によって定められる価格をいう。

「市場価格」とは、同一または同等種類の商品またはサービスが通常の営業過程において同一地域の独立の第三者からまたは独立の第三者に提供される価格をいう。

「契約価格」とは、当該商品またはサービスを提供するために要した実際コストにその 0%ないし 19.66%のマージンを上乗せした価格をいう。

3． 期間および終了

各基本契約の当初期間は、2004 年５月 10 日から３年である。かかる当初期間が満了した時点で、各基本契約は自動的に無期限で延長される。ただし、関係当事者が、相手方に３ヵ月の書面による事前通知で解約の意思表示をした場合はこの限りでない。

各基本契約の期間中、一方当事者が相手方当事者に対し、少なくとも３ヵ月以上の書面による解除通知をした場合には、以下に記載する実施契約が随時、解除されることがある。

4． 実施契約

その時々にかつ必要に応じて、個々の実施契約が適宜、当グループ、関係する関連当事者、それぞれの子会社および／または関係者との間で締結される。

各実施契約には、関係当事者が要請する個別の商品およびサービスが規定され、これらの商品またはサービスに関係する技術上その他の仕様の詳細が定められる。実施契約には、関係する基本契約に定められた当該商品またはサービスを提供する際の拘束ある原則、指針、条項および条件にすべての重要な点で合致した規定のみ定めることができる。

実施契約は、単に、各基本契約に企図された商品およびサービスについての規定の細目を定めたに過ぎないため、これらは、新たな種類の関連取引を構成するものではない。

下表は、上で討議された、除外される経常的な関連取引および除外されない経常的な関連取引ならびに（該当する場合は）免除が申請されたものおよび予定される年間上限額を示している。

香港証券取引所からの免除が要求されないルール14A.33(3)に基づく除外された経常的な関連取引

取　引	年度	過去の実績（千人民元）	予定される年間上限額（千人民元）
1．仁川コンテナ・リース契約に基づく取引	2001	11,054	該当なし
	2002	2,210	
	2003	2,790	
2．不動産リースに基づく取引	2001	7,160	該当なし
	2002	7,204	
	2003	12,337	
3．商標ライセンス契約に基づく取引	2001	*(注1)*	該当なし
	2002	*(注1)*	
	2003	*(注1)*	
4．基本代理店管理契約に基づく取引	2001	5,701	該当なし
	2002	7,847	
	2003	7,900 *(注2)*	
5．基本定期傭船契約のもとで当グループが提供する商品およびサービス	2001	0 *(注3)*	該当なし
	2002	0 *(注3)*	
	2003	11,680 *(注3)*	
6．基本裸傭船契約のもとで当グループが提供する商品およびサービス	2001	10,373 *(注3)*	該当なし
	2002	4,519 *(注3)*	
	2003	7,244 *(注3)*	
7．基本商用車供給契約に基づく取引	2001	475	該当なし
	2002	281	
	2003	433	

注１：当グループは、商標ライセンス契約を締結する前は、関係する商標の使用についてチャイナ・シッピングに対価を支払うことを要求されていなかったため、商標ライセンス契約について入手可能な実績値は存在しない。

注２：この数字は、契約のもとで支払われるべき金額を表している。しかし、代理店が取引拡大を狙って、当グループには、464,000人民元の金額（すなわち、7,436,000人民元の割引に相当）しか請求されなかった。

注３：これら関連当事者に関する数字は、「第６　経理の状況」に記載された関連当事者取引に関する数字とは異なっている。これは、当社の子会社のうち上場規則のもとで関連当事者に該当する子会社が、会計上は関係者とみなされないためである。

開示要件の適用免除が香港証券取引所に申請されている除外されない経常的取引

	取引	年度	過去の実績（千人民元）		予定される年間上限額（千人民元）
1.	基本シャシー供給契約に基づく取引	2001	8,636		25,000 *(注7)*
		2002	11,494		
		2003	15,922		
2.	基本陸上コンテナ輸送契約に基づく取引	2001	296		54,000 *(注1および7)*
		2002	376		
		2003	36,180		
3.	(i)第1回基本定期船および貨物取扱代行契約および(ii)第2回基本定期船および貨物取扱代行契約	2001	389,021		455,000 *(注7)*
		2002	516,248		
		2003	404,659	*(注2)*	
4.	(i)第1回基本コンテナ管理契約および(ii)第2回基本コンテナ管理契約のもとで当グループが提供する商品およびサービス	2001	0	*(注2)*	18,000 *(注7)*
		2002	0	*(注2)*	
		2003	15,841	*(注2)*	
5.	基本裸傭船契約およびCSDC裸傭船契約のもとで当グループが提供する商品およびサービス	2001	98,057	*(注2)*	85,000 *(注7)*
		2002	83,163	*(注2)*	
		2003	74,894		
6.	基本船舶修繕サービス契約に基づく取引	2001	56,948		65,000 *(注3および7)*
		2002	30,702		
		2003	29,061		
7.	基本納入契約に基づく取引	2001	143,409		350,000 *(注7)*
		2002	244,141		
		2003	252,167	*(注2)*	

8.	基本乗組員派遣契約に基づく取引	2001	72,689	143,000 (注4および7)
		2002	60,941	
		2003	59,860	
9.	基本貯蔵施設サービス契約に基づく取引	2001	27,638	29,000 (注7)
		2002	22,397	
		2003	21,092	
10.	(i)第1回基本ITサービス契約および(ii)第2回基本ITサービス契約のもとで当グループが提供する商品およびサービス	2001	9,957	26,000 (注5および7)
		2002	15,291	
		2003	10,380	
11.	(i)第1回基本ITサービス契約および(ii)第2回基本ITサービス契約のもとで当グループが提供する商品およびサービス	2001	14,242	33,000 (注7)
		2002	15,553	
		2003	22,670	
12.	基本商品およびサービス契約のもとで当グループが提供する商品およびサービス	2001	0	収益比率の2.5% (注6)
		2002	0	
		2003	0	
13.	基本商品およびサービス契約のもとで当グループが提供する商品およびサービス	2001	0	対価比率の2.5% (注6)
		2002	0	
		2003	0	

注1：予定される年間上限額は、本表に掲げる2003年度の数字およびロジスティクス会社が運営しているタウ・トラック事業の予想される成長に基づいて決定されている。

注2：これら関連当事者に関する数字は、「第6　経理の状況」に記載された関連当事者取引に関する数字とは異なっている。これは、当社の子会社のうち上場規則のもとで関連当事者に該当する子会社が、会計上は関係者とみなされないためである。

注3：予定される年間上限額は、本表に掲げる2003年度の数字およびチャイナ・シッピング・グループの傘下会社が経営することになっている中華民国のチャンシンダオにある船舶修復基地が2006年に営業開始した後は、船舶修復サービスの範囲と能力が向上するであろう事実に基づいて決定されている。当グループは、新たな船舶修復基地によって提供されるサービスを利用する可能性が高いため、船舶修繕費用の増加が見込まれる。

注4：予定される年間上限額は、本表に掲げる2003年度の数字および新たに建造が発注された大型船が来年運転を開始する予定である事実に基づいて決定されている。その結果、乗組員の手配にかかる費用は増加することが見込まれる。

注5：予定される年間上限額は、本表に掲げる2003年度の数字および代理店が募集するであろう貨物の予想量およびT

Ｓシステムのグレードアップおよび維持のための費用増加に基づいて決定されている。

注６：当グループは今後も引続き成長し、拡大することが予想される。チャイナ・シッピング・グループが従事している幅広い海上輸送関連事業に鑑みると、当グループは将来、その通常の国際または国内コンテナ海上輸送事業において関連当事者（ウェスト・ベイシンを除く。）との間に、現在は他の基本契約の対象となっていない関連取引を行うことが予想される。かかる関連取引についてこれが行われる都度、逐一、公表によって開示しなければならない当社にとっての事務的および財務的負担を回避するため（そうすることが当社および株主の最善の利益である。）、基本商品およびサービス契約に基づく予定される年間上限額が求められる。

注７：上記１ないし11の取引についての予定される各年間上限額は、いかなる場合にも、収益比率または対価比率（場合により）の2.5%を超えない。

各取引が下表に示す予定された年間上限額に服することを条件に、株主の承認および開示要件の適用免除が申請されている除外されない経常関連取引

	取　引	年度	過去の実績（千人民元）		予定される年間上限額（千人民元）	予定される年間上限額の算定根拠
１.	コンテナ・リース契約に基づく取引	2001	172,807	（注1）	680,000	本表に記載された2003年度の数値および当グループが既に締結済みの契約に基づく。
		2002	275,934	（注1）		
		2003	465,740	（注1）		
２.	(i)第１回基本コンテナ管理契約および(ii)第２回コンテナ管理契約のもとで当グループが提供する商品およびサービス	2001	232,671		894,000	本表に記載された2003年度の数値ならびに2006年までの当グループの予想される能力増強率、これに伴う空および実入りコンテナの輸送量の予想される増加率および当グループが使用するコンテナ数の予想される増加に基づく。
		2002	256,213			
		2003	519,797	（注2）		

3.	基本定期傭船契約のもとで当グループが提供する商品およびサービス(注3)	2001 2002 2003	42,476 173,517 331,704		926,000	本表に記載された2003年度の数値、チャイナ・シッピングから当社に既に傭船された18隻の追加の船舶（注3参照）および建造中の船舶の予定された引渡日に基づく。
4.	(i)第1回基本サブ・ルート契約および(ii)第2回基本サブ・ルート契約に基づく取引	2001 2002 2003	160,227 253,203 263,411	(注2) (注2) (注2)	1,433,000	本表に記載された2003年度の数値ならびに当グループの輸送量の予想される増加、ユニバーサル・シッピング（アジア）カンパニー・リミテッドによる中国ーベトナム航路の導入、当グループによる資本注入後の上海プハイによる輸送能力および輸送量の増加に基づく。
5.	(i)第1回基本船積および船卸契約および(ii)第2回基本船積および船卸契約に基づく取引	2001 2002 2003	29,266 30,818 579,492		1,045,000	本表に記載する2003年度の数値および当グループが輸送する空および実入りコンテナの予想される能力増強および数量増加ならびに当グループの米国西海岸における当グループ専用の港湾ターミナルとしてウェスト・ベイシンが運営する港湾ターミナルを使用することに基づく。

6.	基本定期船サービス契約に基づく取引	2001	568,000	1,281,000	本表に記載の2003年度の数値および2004年４月から当グループが米国で「規制運送人」とみなされなくなることによりチャイナ・シッピンググループとの間の取引の減少が見込まれること、またそれによってチャイナ・シッピング・グループを通じてではなく直接米国の顧客と取引することが可能となるであろうとの予想に基づく。
		2002	1,036,077		
		2003	1,306,542		

注１：　これらの数字は、実際に行われた現金支払に基づいており、「第６　経理の状況」に記載の関係者取引に関する注記に見出される数字とは異なっている。その理由は、会計上の見地から会計士はコンテナのリースをファイナンス・リースとして処理し、かかるファイナンス・リースの利息部分を財務書類に含めているためである。

注２：　これらの数字は、「第６　経理の状況」に記載の関連当事者取引に関する注記に見出される数字とは異なっている。その理由は、上場規則のもとで関連当事者に該当する当社の子会社が、会計上は関係者とはみなされないためである。

注３：　当グループに使用のため引き渡されたまたは引き渡される予定の５隻の既存船舶および13隻の新船は、チャイナ・シッピングが、独立の第三者である船舶所有者から傭船者として自己の名義で傭船したものである。チャイナ・シッピングおよび当社はともに、かかる定期傭船契約を、当社と当該船舶所有者との間で直接締結される新たな定期傭船契約で置き換えることを意図している。しかし、最近情報確認日現在、当社は当該船舶所有者との間に書面契約を締結することはできていないため、当グループは、チャイナ・シッピングが当該船舶所有者に支払わなければならない傭船料と同じ料金でチャイナ・シッピングからかかる船舶を再傭船している。

免除申請

当社取締役（非業務執行社外取締役を含む。）は、上に掲げたルール14A.33(3)に基づき除外される経常的な関連当事者取引および除外されない関連取引が、当グループの通常の営業過程において、通常の商取引条件で締結されまたは締結される予定であり、それらは適正かつ合理的で、全体として当社の株主の最善の利益に適うと考えている。上場規則のもとで、これらの取引は「関連取引」とみなされ、当該取引の性格および価値如何で、本来ならばこれが発生する都度、詳細な開示と事前の株主の承認が必要とされる。

上記の「開示要件の適用免除が香港証券取引所に申請されている除外されない経常的取引」と題する表に掲げた13件の除外されない経常的な関連取引に関連して、それらにかかる年間総収益および年間総支出はそれぞれ、収益比率または対価比率（場合により）の2.5%を下回る見込みである。よって、これら各契約に基づく取引は、上場規則のもとで関連取引に適用される株主承認要件を免除されるが、上場規則の開示要件には服する。

一方、上記の「各取引が下表に示す予定された年間上限額に服することを条件に、株主の承認および開示

要件の適用免除が申請されている除外されない経常関連取引」と題する表に掲げた６件の除外されない経常的な関連取引に基づく受取債権または支払債務の各年間総額に対する収益比率または対価比率（場合により）は2.5%を上回る見込みであるため、当該契約に基づく取引は、上場規則のもとで関連取引に適用される株主承認および開示要件に服すると見込まれる。

上記で述べた関連取引は、反復的に継続すると見込まれるため、当社取締役は、かかる開示および／または株主承認は、実務的でなく、当社に余計な管理費用を追加で発生させるだけであると考える。よって、当社取締役は香港証券取引所に対し、上場規則のルール 14A.42(3)に基づくこれらの要件の適用免除を要請している。当社は、香港証券取引所に対し、上場規則のもとで関連取引に関係する通常の承認および／または開示要件の遵守を免除する措置を認めるよう要請している。除外されない経常的関連取引について香港証券取引所により認められる適用免除は、2006 年 12 月 31 日に終了する３年間有効である。当社は、上表に記載の予定される年間上限額を含め、上場規則の第 14A 章に基づく関連要件を遵守する。

当社取締役（非業務執行社外取締役を含む。）およびスポンサーの見解によれば、上で述べた予定された年間上限額は適正かつ合理的である。

当社から提供された書類および情報に基づき、かつ下記趣旨の当社取締役による事実表明および確認に依拠する限り、 スポンサーは、上記の取引が当グループの通常の営業過程において、通常の商取引条件で（または利用可能な比較対象がない場合は、独立の第三者に提供されまたは当該第三者から利用しうる条項に比し不利でない条項で）行われるものであり、当社の株主全体に関する限り適正かつ合理的であり、全体として当社の株主の利益に適っているとの見解を有している。かかる当社取締役による事実表明および確認とは、すなわち、当該取引は(1)通常の商取引条件、またはもし利用可能な比較対象がない場合には、独立の第三者に提供されまたは当該第三者から利用しうる条項に比し不利でない条項によっており、(2)当グループの営業および関係当事者の通常の営業過程で発生するものであり、(3)当社の株主全体に関する限り、適正かつ合理的な条項によっており、(4)全体として当社の株主の利益に適っている、ことである。

(3)　**業界の概観**

国際コンテナ海運業界

コンテナ貿易の成長

1990年以降、コンテナ貿易は世界貿易を大きく凌ぐ勢いで成長している。ドリューリーの推計によれば、全世界の港湾におけるコンテナ取扱量は1990年から2003年までの間に年複利増加率約10.2%で成長したのに対して、その間に世界貿易量は年複利増加率約5.8%で成長している。ドリューリーは、2004年３月時点において、中国の景気拡大が継続し、生産設備の海外移転が一段と進むなか、コンテナ需要の伸びは今後18ヵ月間（すなわち2005年９月まで）は堅調に推移するであろうと見ている。

次表に、世界貿易量とコンテナ取扱量の実績と予測の見積りを示す。



指数
（基準年次変更　1990＝100）
420
400
380
360
340
320
300
280
260
240
220
200
180
160
140
120
100
80
□ 世界貿易量
■ コンテナ取扱量
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

出所：「2003 年世界経済見通し」 IMF、 ドリューリー 2004 年３月

ドリューリーの推計によると、2004年および2005年に世界中の港でそれぞれ約340.5百万TEUおよび366.4百万TEUが取扱われると見込まれ、これらはそれぞれ約9.3%および7.6%の年成長率に相当する。

業界の景気循環

コンテナ海運業界は市況産業である。以下のグラフに、世界貿易成長率と国内総生産（「GDP」）成長率の関係を、コンテナ港湾取扱量の成長率および平均運賃と比較して示す。歴史的データによれば、これらの尺度はそれぞれ循環的成長パターンを示していることが分かる。以下に示すデータによれば、1994年以降、全世界のコンテナ取扱量は平均して世界のGDP成長率の２倍を超える伸びを示している。

次表に、GDP成長率と世界貿易量成長率の実績と予測を示す。


14%
12%
10%
8%
6%
4%
2%
0%
-2%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004E
2005E
GDP成長率
世界貿易量成長率

出所：「2003 年世界経済見通し」IMF

次表に、主要な東西航路上の加重平均運賃とコンテナ港湾取扱量成長率の実績と予測の見積値を示す。


成長率%
15%
14%
13%
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
1,550
1,500
1,450
1,400
1,350
1,300
1,250
1,200
1,150
TEU当たり米ドル
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
コンテナ取扱量増加（左）
加重運賃、主要な東西貿易（右）

出所：ドリューリー 2004 年 3 月

コンテナ運賃は、歴史的にコンテナ海運サービスの需給バランスの変化の結果として変動してきた（従って、運賃はGDP成長率や世界貿易成長率などの循環要因に左右される。）。上記のグラフによれば、1998年から1999年までと2001年から2002年までのコンテナ海運業界は著しい循環的下降局面に耐えたことが分かる。

主要なコンテナ貿易航路

主要なコンテナ貿易航路（域内貿易航路を除く。）は、太平洋横断（極東／北米）、極東／欧州および大西洋横断（北米／欧州）航路である。ドリューリーによれば、これらの航路は2002年に合計で世界のコンテナ貿易量の約35%を占めた。

次表に、３つの主要な東西航路に関するコンテナ貿易量増加率の実績と予測の見積値を示す。

	太平洋横断				極東／欧州				大西洋横断			
年次	東航	年増加率	西航	年増加率	東航	年増加率	西航	年増加率	東航	年増加率	西航	年増加率
	(千 TEU)	(%)	(千 TEU)	(%)	(千 TEU)	(%)	(千 TEU)	(%)	(千 TEU)	(%)	(千 TEU)	(%)
2000 年	7,211	14.6	3,775	9.6	2,678	10.5	4,077	6.0	1,516	0.6	2,101	11.1
2001 年	7,352	2.0	3,654	(3.2)	2,822	5.4	4,075	0.0	1,541	1.6	2,124	1.1
2002 年	8,766	19.2	3,899	6.7	2,992	6.0	4,394	7.8	1,544	0.2	2,181	2.7
2003 年	9,632	9.9	4,363	11.9	3,212	7.3	5,167	17.6	1,581	2.4	2,207	1.2
2004 年	10,530	9.3	4,807	10.2	3,474	8.2	5,753	11.3	1,622	2.6	2,296	4.0
2005 年	11,331	7.6	5,038	4.8	3,720	7.1	6,131	6.6	1,681	3.6	2,440	6.3

出所：ドリューリー2004 年３月

ドリューリーによれば、太平洋横断東航および西航路線と極東／欧州西航路線は最大のコンテナ貿易航路である。太平洋横断および極東／欧州航路における東航および西航コンテナ貿易の間にかなりの不均衡がある。

次表に、地域別コンテナ活動の増加率の実績と予測の見積値を示す（港湾取扱量、単位：百万TEU、空コンテナと積替えを含む。）。

	2002 年		2003 年		2004 年		2005 年	
	取扱量	増加率	取扱量	増加率	取扱量	増加率	取扱量	増加率
(単位：百万 TEU)								
北米	34,212	9.6%	36,059	5.4%	37,925	5.2%	39,701	4.7%
西欧	57,409	8.7%	62,111	8.2%	66,918	7.7%	70,989	6.1%
極東	86,556	15.5%	106,832	23.4%	118,341	10.8%	128,430	8.5%
東南アジア	41,028	11.3%	45,368	10.6%	49,607	9.3%	54,384	9.6%
中東	13,523	11.8%	15,553	15.0%	16,880	8.5%	18,039	6.9%
中南米	19,077	1.6%	20,873	9.4%	23,490	12.5%	25,367	8.0%
オセアニア	5,931	13.3%	6,412	8.1%	6,944	8.3%	7,409	6.7%
南アジア	6,764	12.5%	7,236	7.0%	8,688	20.1%	9,582	10.3%
アフリカ	8,299	9.5%	8,957	7.9%	9,503	6.1%	10,042	5.7%
東欧	1,726	20.0%	2,076	20.3%	2,215	6.7%	2,453	10.7%
世界	274,525	11.2%	311,477	13.5%	340,511	9.3%	366,396	7.6%

出所：ドリューリー2004 年３月

ドリューリーの推計によれば、アジア、とくに極東（中国、香港、台湾、韓国および日本）の2004年と2005年の港湾取扱量は世界の平均を上回るペースで増加する。ドリューリーによれば、2003年の極東（中国、香

港、台湾、韓国および日本）の港湾取扱量は世界の港湾取扱量の約34.3%を占め、アジア全体（極東、東南アジアおよび南アジア）の港湾取扱量は世界の港湾取扱量の約51.2%を占めた。

以下のグラフに、2003年の地域別コンテナ活動を示す。


アフリカ
2.9%
東欧　0.7%
オセアニア
2.1%
中南米　6.7%
極東
34.3%
中東
5.0%
西欧
19.9%
東南アジア
14.6%
北米
11.6%
南アジア
2.3%

出所：ドリューリー2004年3月

世界のコンテナ海運市場への参加者

コンテナ海運業界は、主として３種類の参加者（傭船者、海上運送人、NVOCC）で構成されている。傭船者は、コンテナ船に投資し、所有し、短期または長期リースに基づき第三者である業者（海上運送人）にそれらの船舶を傭船する。傭船した船舶は、乗組員を配備することもあればしないこともある。海上運送人は、自身の船舶または傭船した船舶を使用するコンテナ海運会社である。NVOCC（非船舶運航業者）は、船舶を所有または運航しないが、海運サービスの提供（自己名義による船荷証券の発行を含むが、それらに限定されない。）を調整する運送人である。

世界のコンテナ海運市場は、上位20社のコンテナ海運会社によって支配されている。BRS-アルファライナーによれば、20社の合計積載能力は、2004年４月30日現在の世界の定期船隊の合計積載能力の約75%を占めた。

次表に、BRS-アルファライナーが発表した2004年４月30日現在のコンテナ・ライン上位20社（TEU積載能力順による。）を掲げる。

順位	海運会社	合計	所有	傭船	受注残	
		TEU	TEU	TEU	TEU	既存の積載能力に対する割合(%)
1	Maersk-Sealand+Safmarine	929,750	525,171	404,579	307,006	33.0%
2	Mediterranean Shipping Co	572,811	365,553	207,258	301,662	52.7%
3	Evergreen Group	456,485	348,888	107,597	131,848	28.9%
4	P＆O ネドロイド	420,385	135,848	284,537	134,420	32.0%
5	CMA-CGM Group	327,716	77,668	250,048	210,419	64.2%
6	陽明/Senator	288,598	90,215	198,383	71,500	24.8%
7	American President Lines	287,355	122,344	165,011	29,234	10.2%
8	日本郵船	257,069	154,162	102,907	73,770	28.7%
9	COSCO Container Lines	232,501	207,559	24,942	130,655	56.2%
10	CSCL Group	212,103	96,393	115,710	244,306	115.2%
11	Orient Overseas Container Line	202,038	122,701	79,337	78,721	39.0%
12	川崎汽船	199,731	81,028	118,703	107,398	53.8%
13	CP Ships Group	190,380	107,221	83,159	38,250	20.1%
14	Hapag-Lloyd Group	185,641	117,364	68,277	66,767	36.0%
15	商船三井	181,994	113,318	68,676	83,200	45.7%
16	Zim Israel Navigation	181,896	53,391	128,505	30,174	16.6%
17	CSAV Group	173,955	1,585	172,370	107,852	62.0%
18	Yang Ming Line	160,221	79,282	80,939	64,250	40.1%
19	Hamburg-Sud Group	148,022	43,716	104,306	42,114	28.5%
20	現代商船	137,208	55,254	81,954	34,000	24.8%

出所：2004年4月30日現在　BRS-アルファライナー

次表に示す通り、ドリューリーによれば、2000年から2003年までに世界のコンテナ海運船隊の推定実効積載能力は平均で年複利増加率9.8%で成長した。

一般に、5,000TEU型コンテナ船の建造期間は約12ヵ月である。コンテナ海運業界の不況により、2002年の新造船の受注が著しく落ち込み、2003年と2004年の引渡しは限られていた。さらに、ドリューリーは、新たな停泊設備は需給が逼迫しており、そのため2003年第３四半期に発注された新規契約の大半は2006年ないし2007年にずれ込むと見ている。ドリューリーの予測によれば、次表に示すように、2004年のコンテナ海運活動の年間成長率は全体で同期間の船隊能力の推定伸び率を上回るものとされている。

次表に、世界のコンテナ船隊の供給と需要の指標について実績と予測を示す。

年次	推定実効積載能力*（千 TEU）	積載能力の成長率（%）	貨物スロットの正味移動（百万 TEU）	需要の成長率（%）
2001 年	6,470	6.9	96.7	4.2
2002 年	7,213	11.5	107.9	11.6
2003 年	8,009	11.0	123.8	14.8
2004 年	8,738	9.1	136.2	10.0
2005 年	9,587	9.7	147.5	8.3

* 市場要因（すなわち、ボックス供給、船舶の生産性格差、載貨重量／スロット比率、船舶の進路要因、船舶速度および港湾の生産性など）につき調整後。

出所：ドリューリー2004 年３月

新造船の建造および傭船価格

次表に、船舶建造価格の推移（見積値）を示す。

	1997年	1998年	1999年	2000年	2001年	2002年	2003年
				（百万米ドル）			
2,500 TEU ギアなし船舶	37.5	35.0	31.1	33.5	34.9	29.3	32.5
3,500 TEU ギアなし船舶	44.5	41.5	36.4	39.0	41.0	33.8	36.9
5,500 TEU ギアなし船舶	62.5	60.0	53.3	57.0	60.3	52.3	55.8

出所：ドリューリー2004 年３月

ドリューリーのデータによると、TEU積載能力当たりの新船建造費用は大型船ほど低い。ドリューリーの過去データによると、新船建造価格は傭船料および運賃と同様の推移を示しており、それらは2002年には大幅に下落した。

次表に、3,500TEUのギヤなし船舶について平均定期傭船料金の推移を示す。

	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年
				（米ドル／日）				
定期傭船料金	23,625	20,825	23,000	24,025	19,325	14,425	23,666	29,425
料金の年変動率%	(11.8)	(11.9)	10.4	4.5	(19.6)	(25.4)	64.1	24.3

出所：ドリューリー2004年3月

上表によれば、2001年および2002年の定期傭船料金は2003年のそれを大幅に下回っており、また2004年の平均定期傭船料金は2003年からさらに24.3%上昇することが見込まれる。

運賃

次表に、主要な東西航路の運賃の実績の見積値を示す。

	太平洋横断		極東／欧州		大西洋横断	
期	東航	西航	東航	西航	東航	西航
			（米ドル／TEU）			
1999年第4四半期	2,188	736	776	1,612	1,031	1,127
2000年第4四半期	1,932	867	797	1,618	987	1,255
2001年第4四半期	1,605	720	663	1,154	899	1,223
2002年第4四半期	1,502	773	721	1,287	817	1,197
2003年第4四半期	1,892	810	754	1,622	834	1,469

出所：コンテナライゼーション・インターナショナル2003年第4四半期

2003年に、需要の成長が供給の成長を上回ったのに伴い、コンテナ運賃はさまざまな航路、特に太平洋横断航路の東航および極東／欧州航路の西航で著しく上昇し、両航路で運賃は平均26.0%上昇した。極東の往航・復航の航路間でコンテナ運賃に明らかな差がある。極東の諸国、特に中国は主として純輸出国であるため、極東発の貨物量需要は極東向けの貨物量需要より著しく大きく、その結果、極東向けおよび極東発の財貨の運賃に著しい差が生じている。

上記の表によれば、2003年の運賃は、東西コンテナ航路において業界全体で平均して対前年比約17.3%上昇した。ドリューリーの推計によれば、2004年と2005年の主な東西航路上の運賃は2003年の実績を上回る。

次表に、東西コンテナ市場における推定平均運賃の実績と予測を示す*。

年　次	1999年	2000年	2001年	2002年	2003年	2004年	2005年
加重平均運賃（米ドル／TEU）	1,385	1,420	1,267	1,153	1,352	1,447	1,416
年増加（減少）率（%）	9.3	2.5	(10.8)	(9.1)	17.3	7.0	(2.1)

出所：ドリューリー 2004年3月

* 太平洋横断、極東／欧州および大西洋横断貿易の加重平均（ターミナル取扱手数料を含む。）。

業界の同盟と連合

定期船業界の構造という観点からは、運賃同盟、協議協定および業務連合が重要な影響力を有している。前二者が主に運賃および価格問題に関係しているのに対し、後者は要するに、船腹の共有や調整された航行が行われるようにするための運送人の間の業務協定である。

アジアとの間の往航・復航の主な運賃協定は、太平洋航路安定化協定（以下「TSA」という。)、西航太平洋横断安定化協定（以下「WTSA」という。）および極東運賃同盟（以下「FEFC」という。）である。TSAおよびWTSAはその会員に対し価格変更、運賃引上げ、上乗せ料金などを勧告することのみでき、会員の航行シーズンのためにアジアと米国西海岸の間の航行について１TEU当たり450米ドルの一般運賃表を作成した。

一方、FEFCは、西航について2004年1月付けで１TEU当たり150米ドル、2004年4月付けで１TEU当たり150米ドルおよび2004年7月1日付けで１TEU当たり250米ドルの運賃引上げを発表した。2004年10月に向けて再度の運賃引上げが提示された。

協定／同盟の会員は定められたガイドラインに従う傾向にあるものの、市況が優先され、価格決定に最も大きく影響するのは総体的な需給バランスである。しかし、これら協定／同盟の決定は、一定の航路の見込み運賃の目安になる。世界のコンテナ海運会社上位20社はほぼすべて、これらの運賃同盟の1つ以上に属している。例えば、コンテナ海運会社上位20社のうち11社はFEFC会員である。これらの運賃同盟会員は一定の航路上の輸送量のかなりの量を占めており、業界では価格は競争によって決まるので、運賃同盟が定める料金は一定の航路上の運賃全体にある程度まで影響を及ぼす。

ザ・グランド・アライアンス（Hapag-Lloyd Group、Malaysia International Shipping Corporation、日本郵船、Orient Overseas Container LineおよびP&Oネドロイドで構成される。)、ニュー・ワールド・アライアンス（American President Lines、現代商船および商船三井で構成される)、CHKY（COSCOコンテナ・ラインズ、韓進海運、川崎汽船および陽明海運で構成される。）などの同盟は、特定の航路上における会員間のサービスの調整に努めている。これらの同盟は、会員間の合意された船舶開発スケジュールおよび運航頻度で特定の主要貿易航路上の共同定期船サービスを提供している。このような仕組みは、同盟内の当該航路の積載能力の供給を規制している。

ドリューリーの推定によれば、運賃は、当該サービスに対する需要の増大により2004年も引続き上昇する。これは、FEFCとTSAによる運賃引上案と一致している。

中国のコンテナ海運業界

中国経済と外国貿易

中国は、2003年の外国貿易で世界第４位を占め、外国貿易額は約8,500億米ドルに達した。世界で５本の指に入る輸出入国は、米国、ドイツ、日本、中国およびフランスである。2003年に、これらの諸国は、合計で世界の輸出および輸入全体のそれぞれ約37.0%と39.8%を占めた。

これらの国の中でも、中国は輸出と輸入の伸びが目覚ましく最速の成長国家である。

次表には、2003年の輸出入国上位５ヵ国々のさまざまな経済・貿易データが含まれている。

国	2003年の輸出額（十億米ドル）	2003年の年成長率（%）	2003年の世界の輸出合計に占めるシェア（%）	2003年の輸入額（十億米ドル）	2003年の年成長率（%）	2003年の世界の輸入合計に占めるシェア（%）
米国	724.0	4	9.7	1,305.6	9	16.8
ドイツ	748.4	22	10.0	601.7	23	7.7
日本	471.9	13	6.3	383.0	14	4.9
中国	438.4	35	5.9	412.8	40	5.3
フランス	384.7	16	5.1	388.4	18	5.0
世界合計	7,482.2	16	100.0	7,764.9	16	100.0

出所：中国税関

中国の主要貿易相手国は、貿易額と貿易量でみて日本、米国、欧州連合（EU）および香港である。これら４つの国と地域が合計で2003年の中国の輸出・輸入総額のそれぞれ約68.5%および41.7%を占めた。

外国貿易の成長とWTOの影響

2001年12月に中国が世界貿易機関（WTO）に加盟して以来、中国の外国貿易額は著しく増加している。2001年、2002年および2003年の中国のGDP成長率がそれぞれ7.5%、8.0%、9.1%であったのに対して、その間の中国の外国貿易総額の増加率はそれぞれ7.5%、21.8%、37.1%であった。外国貿易総額の成長は2004年に入っても継続している。中国国家統計情報センターによると、中国の2004年のGDP成長率および輸出成長率は、それぞれ約7.9%および14%と予想される。2004年の最初の３ヵ月間に、中国の外国貿易額は前年同期比38.2%増の約2,399億米ドルに達した。

中国のWTO加盟に伴い、外国貿易の財貨にかかる関税が引下げられると予想され、取締役は、中国のWTO加盟が、中国の外国貿易の成長と中国向けおよび中国発のコンテナ海運の増加に引続き好影響を及ぼすと考えている。

次表に、中国の経済と外国貿易の成長を示す。

年　次	GDP成長率 (%)	外国貿易 (十億米ドル)	外国貿易額 成長率 (%)	輸出額 (十億米ドル)	成長率 (%)	輸入額 (十億米ドル)	成長率 (%)	貿易収支額 (純輸出) (十億米ドル)
1996年	9.6	289.9	3.2	151.1	1.5	138.8	5.1	12.3
1997年	8.8	325.2	12.2	182.8	21.0	142.4	2.5	40.4
1998年	7.8	324.0	-0.4	183.7	0.5	140.2	(1.5)	43.5
1999年	7.1	360.6	11.3	194.9	6.1	165.7	18.2	29.2
2000年	8.0	474.3	31.5	249.2	27.8	225.1	35.8	24.1
2001年	7.5	509.7	7.5	266.1	6.8	243.6	8.2	22.5
2002年	8.0	620.8	21.8	325.6	22.4	295.2	21.2	30.4
2003年	9.1	851.2	37.1	438.2	34.6	412.8	39.8	25.5

出所：中国税関、中国国家統計局編纂　2003年中国統計年鑑

1994年以降、中国は外国貿易額でみて純輸出国となっている。中国の外国貿易額は、1996年から2003年まで年複利増加率16.6%で成長した。2003年の中国の外国貿易の輸出構成比は約51.5%、輸入構成比は48.5%で、貿易黒字は255億米ドルとなっている。

中国による2003年の輸出額4,382億米ドルのうち、大半が工業、電気および繊維製品であった。2003年に機械・電気製品輸出が44.8%増加して、中国の2003年の輸出全体の約52%を占めたのに対して、衣料・繊維の原料および製品は中国の2003年の輸出全体の約18%を占めた。

中国のコンテナ海運業界

WTO加盟後の中国の外国貿易の著しい成長を受けて、中国は、コンテナ海運業界でも著しい成長を経験している。1996年から2003年までの間に、中国の港湾取扱量は年複利増加率約30%で成長した。中国はコンテナ取扱量で世界最大の国になった。

次表に、中国の港湾取扱量の増加率を示す。

	1996年	1997年	1998年	1999年	2000年	2001年	2002年	2003年
取扱量（百万TEU）	7.7	9.8	12.4	17.5	22.6	27.5	37.2	48.7
年増加率(%)	26.7	27.5	26.4	40.6	29.5	17.0	35.4	30.8

出所：交通部　中国海運発展報告

2002年中に、約28百万TEU（中国のコンテナ取扱量全体の約75%）が外国貿易であったのに対して、取扱量全体の残り25%は内国貿易であった。実入りコンテナは、2002年の中国の主要港湾における外国コンテナ取扱量全体の約74.4%に達した。

2003年の取扱量でみて中国最大の港湾は、上海、深セン、青島、天津であった。これらは、合計で2003年の中国のコンテナ取扱量全体の約60%を占めた。上海と深センが2003年の取扱量で世界の上位10港中最も伸び率が高く、釜山を抜いて世界第３位と第４位を占めた。

次表に、コンテナ取扱量でみた世界のコンテナ港上位10位を掲げる。

順位	港	取扱量 2002年（百万TEU）	2003年（百万TEU）	2003年 年増加率（%）
1(1)	香港	19.14	20.10	5
2(2)	シンガポール	16.80	18.10	8
3(4)	上海	8.61	11.28	31
4(6)	深セン	7.61	10.61	39
5(3)	釜山	9.45	10.37	10
6(5)	高雄	8.49	8.84	4
7(8)	ロサンゼルス	6.11	7.18	18
8(7)	ロッテルダム	6.52	7.10	9
9(9)	ハンブルグ	5.37	6.14	14
10(10)	アントワープ	4.78	5.45	14

出所：2004年中国港湾協会コンテナ支部；カッコ内の順位はそれぞれ2002年の順位を示す。

2002年の中国の主要なコンテナ貿易相手国は、米国、EU、香港、日本および韓国で、これら諸国全体で中国の主要な港における2002年の取扱量の約80%を占めた。

中国のコンテナ取扱量の伸びは、2004年も引続き大きく上昇している。2004年の最初の３ヵ月間に、中国のコンテナ取扱量は、前年同期比24.7%増の約12.7百万TEUに達した。中国の2002年中国海運発展報告によれば、中国のコンテナ貿易は長期的に引続き著しく伸び続け、中国の港湾の総取扱量は2010年には100百万TEUに達し、2020年には170百万TEUに増加すると予想されている。中国経済の成長と中国のWTO加盟を受けて、輸入貿易の成長率が輸出の成長率を上回りはじめ、中国のコンテナ貿易がさらに成長する機会を与えている。2003年の輸入価額は前年同期比で約39.9%増加し、同年の輸出額の伸びは前年比約34.6%にとどまった。

中国のコンテナ海運市場

中国のコンテナ海運市場は、国際、国内、国際－国内フィーダー・サービスの３分野に分けることができる。現在、中国の港を往来する国内および国際－国内フィーダー・サービスの運航は、通常、中国旗を掲げる船舶が行っている。中華人民共和国交通部から承認が得られない限り、外国船籍は中国の港の間で海上輸

送および引船業務を行うことは認められない。

2002年に、国際コンテナ定期船会社119社が中華人民共和国交通部に登録されており、うち36社が中国で登録されていた。国際コンテナ定期船サービスに従事している中国最大の企業は、COSCOコンテナ・ラインズおよびCSCLである。

次表に、中国最大のコンテナ定期船会社の積載能力、取扱量および増加率を示す。

	2002年の積載能力(千TEU)	2002年の取扱量(千TEU)	年増加率(%)	主要航路
COSCOコンテナ・ラインズ	230	3,990	12.0	国際
CSCL	168	2,770	34.0	国際

出所：中国の2002年海運発展報告

国内コンテナ貨物の主たる仕向地は、上海、広州、青島、天津、営口、大連、泉州および深センであり、国際－国内フィーダー・サービスの主たる仕向地は、上海、アモイ、寧波、天津および青島の主要な沿岸港、ならびに長江沿岸の重慶、南京および湛江である。国内および国際－国内フィーダー・サービスの主要な運航業者はCSCLとCOSCOコンテナ・ラインズである。

国内および国際－国内フィーダー・サービスが中国の運送人によって支配されていることと、国内船とフィーダー船の航路と港湾がそれぞれ中華人民共和国交通部の規制を受けていることにより、国内および国際－国内フィーダー・サービスの運賃は国際運賃ほど変動性がない。

中国のコンテナ海運業界の発展傾向

以下の動向は将来の中国のコンテナ海運業界に重要な影響を及ぼす可能性があると取締役は考えている。

● 成長は、引続き中国の外国貿易水準の成長によって主導される。

世界の他の国々への中国からの輸出の成長見込みは、引続き世界のコンテナ海運サービスの需要の原動力となると予想される。また、2001年の中国のWTO加盟以来、中国は外国貿易とコンテナ貿易量が著しく成長し、この傾向は向こう数年にわたって継続し、中国のコンテナ海運業界に著しい需要増大をもたらすと取締役は考えている。

● コンテナ輸送は中国で成長しており、さらに成長する機会がある。

中国のコンテナ取扱量は、過去数年間に急速に増加しているとはいえ、中国の貨物取扱総量に比較するとわずかである。2001年、2002年および2003年のコンテナ取扱量は、中国の港湾での貨物取扱総量（重量ベース）のそれぞれ10.4%、12.1%および13.3%を占めた。コンテナ輸送がその効率性と費用効果により中国において市場浸透率を引続き拡大すれば、コンテナ取扱量は中国の貨物全体に占める割合を今後も高めると取締役は考えている。また、中国の輸出は、一般的な生活必需品から高付加価値の最終製品（例えば、家電製品、衣料品その他）へとシフトしている。これらの財貨は一般にコンテナで輸送される。

● 中国の港湾と関連インフラへの設備投資が増加すれば、コンテナ取扱量は増加する可能性がある。

中国の2002年中国海運発展報告によれば、中国は、港湾インフラの整備をさらに進めることを公約している。これは、コンテナ輸送の一層の成長に対応することと、大型船（8,000TEU積載能力以上）の停泊を可能にすることを目的としたものである。中国の港湾インフラには2000年、2001年および2002年にそれぞれ合計80億人民元、124億人民元および130億人民元が投資され、2003年にさらに241億人民元が支出された。中国の港湾インフラ、特に上海、深センなどの主要港湾都市への投資の増加は、中国の外国貿易の力強い伸びと相まって、中国のコンテナ貿易の持続的成長にとっての重要な原動力である。

● 中国の造船コストは、他の国に比較して相対的に低コストにとどまる。

造船は労働集約型産業であり、主として中国の人件費が圧倒的に安いために、中国の造船コストは他の造船大国（例えば、韓国や日本）を下回っている。現在、中国の造船所は国際標準を満たす仕様で最大5,688TEUのコンテナ船を建造することができる。2003年９月に、中国における5,688TEUの船舶の新造船価格が約55百万米ドルであったのに対して、2003年第３四半期に他の国で建造された同様の船舶（5,500TEU）の推定平均価格が58百万米ドルとドリューリーにおいて提示されている。

● WTO協定のもとで中国向け／中国発の定期船サービスは競争がますます激化すると見込まれる。しかし、国内のコンテナ貿易およびフィーダー・サービスは、国内企業による支配が続きそうである。

中国のWTO加盟後、中国は、自国の港湾を起点とする国際航路を運航している外国コンテナ海運会社に適用される規則を緩和した。その中には、特に、許認可要件の緩和と新たな国際航路の開放が含まれており、中国で登録された全額外国所有企業が国際貨物保管業務、外国企業の定期船向けの貨物運送代理業務、船荷証券発行業務および料金回収業務などの業務に従事することを認め、また中外合資経営企業および中外合作経営企業が国際輸送業務、国際定期船代理業務、国際定期船管理業務、国際海上貨物船積および船卸業務、国際コンテナ貯蔵施設運営業務を遂行することを認めた。国際定期船輸送および国際定期船代理業務における外国資本の割合は49%までに制限されている。中国の国際コンテナ海運業界の開放に伴い、中国では国際競争が激化すると取締役は予想している。しかし、外資企業、中外合資経営企業および中外合作経営企業は、中華人民共和国交通部から許可を取得しない限り、沿海水路、河川、湖およびその他中国国内の航海水域で水運事業を経営することはできないため、これらの市場は依然として中国の事業者が優位を占めると予想される。

(4) 規　制

当グループの事業は、船舶が登録される国だけでなく、船舶が運航している法域において効力のある国際条約、国家、州および地方の法令の形式による政府規制によって重要な影響を受けている。これらの条約や法令は改正されることがあるため、それらを継続して遵守するコストや、それらが船舶の再販価格や耐用年数または事業活動に及ぼす影響を予測するのは困難である。合理的な調査を行った結果、かつ本書に開示するものを除き、取締役は、当グループが最近情報確認日現在、本「(4)規制」に記載する規制の重大な違反を犯してはいないことを確認する。取締役はまた、当グループが事業を行う上で重要な所要の許認可および証明書のすべてを取得していることを確認する。

海運規則と反トラスト規則

中国

● 中国の海上輸送事業規制当局

中華人民共和国の海事法（以下「海事法」という。）に基づき、海上輸送は、1993年7月1日以降、国務院傘下の所管運輸当局の統一的管理の下にある。国務院総務室は1998年6月18日に、交通部の職能配分・内部組織・人事体制に関する規定（以下「交通部の職能規定」という。）を公布した。当該規定に基づき、交通部は陸上・海上輸送を監督する国務院の構成部局である。交通部の海上輸送局は、国際・国内海上輸送港湾、運送代理業務、その他の輸送サービスの管理に責任を負う。

交通部の職能規定に基づき、中国の港湾管理局と船舶検査局が併合されて、交通部直属の組織である海事局になった。さらに、1999年9月26日付けで公布・施行された交通部直属の海事組織の設立案に関する国務院総務室が発行した通告に基づき、交通部はまた、業務の必要に応じて交通部およびその支局の直属の地方海事局も設置した。かかる海事局は、統一的に中華人民共和国海事局と呼ばれる（海上輸送当局の改革はまだ完了していないが、さまざまなレベルの海事当局の一部は依然として中華人民共和国港湾局または中華人民共和国船舶検査局と呼ばれている。）。

● 海上輸送およびその関連補助サービスの運用に関する規定

中国の沿岸、河川、湖沼、その他の内水路に沿った海上輸送および海上輸送サービスの提供では、中華人民共和国海上輸送管理規則、海上輸送管理規則実施規則、中華人民共和国海上輸送サービス管理に関する規定および国内海上輸送規則を遵守しなければならず、また、国内海上輸送運営資格管理規則に基づく運航資格条件に従わなければならない。中華人民共和国海上輸送管理規則に従い、海上輸送または海上輸送サービスに従事する企業の設立は、所轄の運輸当局による審査を受け、その承認を得なければならない。当該運輸当局は、審査と承認手続を経て、許可証を発行する。輸送許可証は、海上輸送に従事する企業の設立に関して発行され、一方、海上輸送サービス許可証は、海上輸送サービスに従事する企業の設立に関して発行される。海上輸送許可証または海上輸送サービス許可証をもつ企業は、地元の産業管理当局に営業免許を申請することができる。これらの企業は、営業免許を取得して初めて、営業を開始することができる。

中国の港湾との間の国際海上輸送およびその他の関連サービス（国際貨物運送代理業務、国際船舶管理、国際財貨船内荷役、財貨の国際海運倉庫業務、国際海運コンテナ・ステーションおよび載貨ヤードを含む。）に関する規定は、中華人民共和国国際海上輸送規則および中華人民共和国国際海上輸送規制実施規則を遵守しなければならない。中国で上記のサービスを行うためには、関連する交通監督部局から承認および関係する保証書を得なければならない。国際海上輸送サービスの運営については、国際海上輸送許可を取得しなければならない。国際定期輸送サービスの運営については交通部から運航免許を取得しなければならない。国際貨物運送代理業務サービスの運営には国際貨物運送代理業務登録を取得しなければならない。1997年2月14日に公布された定期国内フィーダー・コンテナ海運および定期国際輸送の経営強化に関する通達に従い、国内フィーダー・サービスを運営するため交通部に申請を行わなければならない。

国際貨物運送代理業務サービスの運営は、国際貨物運送代理業務管理に関する中華人民共和国の規定および中華人民共和国国際貨物運送代理業務管理規定実施規則の関連規定を遵守しなければならない。当該規定に基づき、国際貨物運送代理企業は、中華人民共和国の国際貨物運送代理企業承認証明書の取得後、輸出もしくは輸入する財貨の荷送人および荷受人の代理人、または国際貨物運送代理業務サービスを行う独立事業者として行動することができる。

● 航路および運賃に関する監督

海上輸送規則に基づき、国際定期便の開始もしくは中止、または国際定期便の船舶もしくは時間の変更については15日前に通知するものとし、前記の開始、中止または変更はその発生後15日以内に所管の国務院所轄の交通局に提出しなければならない。

海上輸送規則に従い届出手続を行わない企業については、国務院直轄の所轄の運輸局または国務院の授権を受けた地方の運輸当局が、当該企業に対し、所定の期限内に届出手続を行うように命令する。所定の期限内に届出手続をしない企業は、10,000人民元超50,000人民元未満の罰金を課せられ、資格を剥奪される可能性がある。国際定期輸送サービスの運営に従事する国際海上輸送サービス業者が請求する運賃は、所定の様式により、国務院直轄の所轄の運輸当局に登録しなければならない。海上輸送規則に基づくかかる届出手続をしない企業または運賃を届け出ない企業または登録運賃を遵守しない企業に対しては、国務院直轄の所轄の運輸当局または国務院の授権を受けた地方の運輸当局が、当該企業に対し、所定の期限内に登録を行うよう命令する。これを履践しない企業は、20,000人民元超、100,000人民元未満の罰金を課せられる可能性がある。

海上輸送規則に従い、国務院直轄の所轄の運輸当局は、指定された部局に対し、運賃の届出を完了するよう授権する。かかる要請に従い、中華人民共和国交通部は、運賃報告システムの実施および上海航運交易所の認可に関する通達（1996年11月1日実施）を示達し、上海航運交易所が、上海、浙江省および江蘇省におけるコンテナ海運会社の運賃の届出受理に責任を負うことを認めた。届出される運賃には、いわゆる公表運賃および協定運賃が含まれる。公表運賃は、国際貨物事業者および非船舶運航業者（NVOCC）のフレート・ブックに含まれる運賃である。また、協定運賃とは、国際貨物事業者、貨物所有者およびNVOCCの間で合意された運賃をいう。公表運賃および協定運賃は、それぞれ所轄の部局に提出された後30日と24時間の期間満了後に効力を生じる。国際貨物事業者は、届出済みの料金を実施しなければならない。

国内海上輸送に関連する航路管理については、国内海上輸送の登録管理の規制強化に関する通達に基づき、国内フィーダー・コンテナ・サービスおよび旅客サービスの開設または調整を、関係する運輸当局に登録しなければならない。国内海上運賃については、国家発展改革委員会に基づき中華人民共和国交通部が示達した海上運賃の全面的開設に関係する問題に関する通達に基づき、運賃（軍事支出、軍事において直接発生した運賃および非常事態および災害に対処するために発生した運賃を除く。）を、市況に応じて調整することができる。正確な運賃は、2001年5月1日以降、海上輸送企業が、営業費および市場の需給に基づき決定することができる。中央政府の下で海上輸送に従事する企業が請求する運賃は、当該企業により、国家発展改革委員会および中華人民共和国交通部に届け出なられなければならない。海上輸送に従事するその他の企業が請求する運賃は、関連する省（地区）の価格管理局および所轄の運輸当局に届出なければならない。運賃を定めた場合、海上輸送に従事する各企業は、国により規定された価格に関係する要件を厳格に遵守しなければならない。契約運賃を除き、運賃の修正は、当該修正の30日前に一般に公表しなければならない。運賃またはサービス料金について関連する国の要件に違反した場合、当該部分は無効とされ、海上輸送管理のための中華人民共和国規則に従い、20,000人民元超150,000人民元未満の罰金を課せられる。

● 船舶に関する監督

中華人民共和国船舶登録規則の下では、中国の法律に基づき設立され、中国に主たる事業所を有する法人の船舶は、船舶登録規則に基づき登録し、国籍および所有権証明を取得しなければならない。中国港湾管理庁（現在「中国海事局」と呼ばれている。以下同じ。）は、船舶登録の所管当局である。各地の港湾にある港湾管理局は、実際に船舶登録を行う部局（以下「船舶登録局」という。）であり、その管轄権は中国港湾管理庁によって決定される。

中国において登録され、または登録される予定の船舶は、2000年11月9日以降、船舶検査管理経過措置に従い、所定の船舶検査当局に法定検査の申請をしなければならない。中華人民共和国船舶・海運施設検査規則の下では、船舶検査は、船舶検査局（現中国海事局）が設置した船舶検査組織、または、それぞれの省の人民政府の所管交通部が設置した船舶検査組織で、地方船舶検査組織および船舶検査局（現中国海事局）が委託、指定または承認した組織により行うことができる。船舶が検査に合格したときは、検査組織はしかるべく証明書を交付する。

● コンテナに関する監督

中華人民共和国船舶・海運施設検査規則および船舶検査管理経過措置の下では、コンテナの所有者または事業者は、1) 建造中のコンテナについては製造検査、および2) 使用中のコンテナについては定期検査を受けるために船舶検査局（現中国海事局）が設置または指定する船舶検査組織に申請しなければならない。コンテナが検査に合格したときは、検査組織はしかるべく証明書を交付するものとする。

コンテナの出入国検査・検疫管理手続に基づき、すべての実入りコンテナおよび空コンテナは2002年２月１日以降、入国、出国またはトランジットに関する国際標準機構（ISO）の要件を満たさなければならない。国家出入国検査・検疫局は、中国を出入りするすべてのコンテナの検査・検疫の管理に責任を負う。国家出入国検査・検疫局が全国に設置する検査・検疫組織は、実際の検査・検疫作業に責任を負う。コンテナの出国前または出国時、またはトランジットの際に、荷送人、荷主または代理人は、検査・検疫組織にその旨を報告して検査を受けるものとし、当該組織は所定の検査・検疫作業を行わなければならない。中国に入国するコンテナおよびそのコンテナに収容された財貨は、引渡し前に検査を受けなければならない。出国コンテナは、財貨の積込みに先立って検査を受けなければならない。検査組織の承認を受けなければ、コンテナは財貨を積み込んではならない。

米国。米国の港湾で活動する当グループの輸送事業は米国海事法の規定に従わなければならない。特に、米国海事法は、米国で活動している一般運送人間の一定の協力協定について反トラスト法の適用除外を認めている。最も一般的な協定は、運送人がお互いの船舶でスペースを共有するスロット交換契約と、運送人が海上運賃・料金およびその他のサービス条件を調整・協議し、合意する料金協議協定（総称して以下「運送人協定」という。）である。当該協議協定で下された決定を遵守することは、任意である。反トラスト法の適用除外を受けるために、運送人協定は、米国連邦海事委員会による審査を受けなければならない。

米国の港湾で活動する運送人は、ある程度秘密性のあるサービス契約または公表された運賃率表を通じて輸送サービスを提供することができる。米国海事法は、運送人に運賃率表および一定の契約条件を公表するよう義務づけている。当該運賃率表は通常、インターネットを通じて公開される。米国海事法は、「規制運送人」（当グループおよび政府の過半数所有または国有の他の運送人を含む）に、30日前に運賃率表の変更を公表するよう義務づけている。当グループは、他の中国の規制運送人数社とともに、適用免除を認められており、公表と同時に運賃を引下げることができる。ただし、米国連邦海事委員会は、米国海事法の要件に従い、当グループの適用免除を取消すことができる。非規制運送人は、運賃引上げにつき30日の公告を行なうことのみ要求されている。かかる非規制運送人は、公表と同時に運賃を引下げることができる。サービス契約の変更は、30日の待機期間に服しない。米国の港湾に寄港する運送人で、米国海事法および運送人協定、運賃率表またはサービス契約に関するその他の規制要件に違反した者は、違反1件当たり最大６万米ドルの民事罰に処せられることがある。

2003年12月、米国と中国は、海上輸送に関する協定を締結した。当該協定は、それぞれの政府が一定の手続を履践した後に施行される予定であり、その中には、米国政府側が、中国の規制運送人に対し運賃引下げにかかる30日の待機期間を免除することが含まれる。上記で述べたとおり、米国連邦海事委員会は、当グループを含む中国の規制運送人数社に対しかかる免除を認めている。協定は特に、相手国の港に寄港する権利、支店を開設する権利、管理、通関その他所定の手続の簡便化、現地通貨での代金の請求・徴収ならびに代金の通貨交換および送金について規定している。同協定は、施行された後は、グループの営業効率の改善に資すると思われるが、同時に当グループが直面する競争、特に米国・中国間航路における米国の海運会社との競争が激化する可能性がある。

2001年９月11日のテロ攻撃の後、米国政府は、米国の港湾における安全性を向上させ、米国に出入りする貨物の安全を確保するためにさまざまな措置（2002年海上輸送安全法（以下「MTSA」という。）を含む。）を採択した。港湾の安全性のついては、米国本土防衛省は、国際海事組織の国際船および港湾設備安全規則（IMO ISPS規則）（2004年７月１日発効）が、MTSAに基づき外国の港で実行されているテロ対策の有効性を評価するという同省の使命に沿うものであると判断した。本土防衛省の米国沿岸警備隊は、MTSAのこうした側面を実

施するための同省のアプローチを概説している。米国沿岸警備隊の対策のもとで、当該設備で実施されているテロ対策を評価するため、米国外の港を含む港湾地域を査察団が訪問しなければならない。もしこうした査察団が立入りを拒否された場合、米国沿岸警備隊は、当該港に寄港した船舶に対して、米国海域への進入を拒否するなどの追加の強制措置を課することができる。IMOISPS規則を遵守していないことが判明した港についても、措置がとられる場合がある。MTSAのもとでは、いかなる国も、通告から90日以内に遵守を達成しなければならない。もし、その後も是正措置がとられなかった場合、かかる国の港から米国に到着した船舶は、追加的措置に服することを要求される可能性があり、もし当該国における不遵守の度合いが深刻ならば、かかる措置は直ちに発動されうる。かかる措置にはとりわけ、港に入る前の沖合検査、船舶の行動制御、武装船による護衛、包括的な安全性検査および進入拒否が含まれる。こうした措置は、当該国の遵守が明らかとなるまで続けられる。

港湾安全対策に加え、MTSAは、乗船員の身元確認の強化、米国海域で営業する船舶に関する自動船舶身元確認システムおよび広範な船舶追跡システムを要求している。さらに、2002年通商法に従い、米国税関は、外洋運送人に対し、コンテナ船で米国に輸送される貨物について米国外の港で船積みされる24時間前に貨物証明を送付するよう要求している。こうした措置の一部または今後課せられることのある追加の防衛関連措置は、当グループの営業効率に悪影響を及ぼし、あるいは追加費用を発生させる可能性がある。

カナダ。カナダの主たる反トラスト法は競争法である。同法は、一定の流通活動、虚偽的販売、競争を制限する協定について違法行為を定めている。同法は、刑事訴訟と民事訴訟を規定している。カナダでは、1987年海運同盟適用除外法（以下「SCEA」）という。）により、海運同盟の特定の慣行（公表運賃率表またはサービス契約による条件・価格協定、数量のプール化、貿易の安定性の達成を目的とする市場データの交換など）は競争法の規定を免除される。これにより、反トラスト法の部分的免責が認められている。ただし、とくに、請求により海運同盟は会合を開催して、カナダ荷送人協議会が提起した問題を通知し、協議しなければならない。適用除外を受けるためには、海運同盟は、カナダ交通局に一定の文書を提出しなければならない。当該文書には、海運会社が共同で実施することに同意したサービスおよび価格決定の内容を定めた協定の写しが含まれる。同盟はまた、共通運賃率表の写しも提出しなければならず、運賃引上げの少なくとも30日前に運賃引上げの通知を提出しなければならない。

最近のSCEA改正には、(a) 同盟運送人が個別の秘密性のあるサービス契約を提案することを認める規定、(b) 運送人に電子的手段による料金および運賃率表の提出を認める規定、(c) 違反1件当たり1万カナダドルの罰金を定める規定、および (d) 単独行動の通知期間を15日から５日に短縮する規定が含まれている。一般に、上記の改正によりカナダの規制環境は米国や欧州の規制に近づいた。

カナダ市場への一定の製品の輸入制限およびダンピングの禁止を目的とするさまざまな法律がある。特別輸入措置法は、ダンピング防止と相殺関税に関する主たる法律である。輸出入許可法は、輸入制限リストに掲げられた一定種類の財貨の輸入を規制するものである。このリストは、同法に列挙された目的のために規制する必要があると政府が認める財貨を定めている。このリストに掲げられた財貨を輸入するためには、許可を得なければならない。当該財貨には、さまざまな繊維、衣料品、農産物、鉄鋼製品、兵器、軍需品が含まれる。関税率表の主たる役割は、輸入財貨に関税を課すことであるが、一定の列挙財貨（卑猥なまたは差別的プロパガンダとみなされる資料、カナダの著作権を取得した作品の複製品、攻撃用兵器、偽造通貨、中古マットレスなど）の輸入も禁止している。特定品目の輸入を制限または規制する法律はほかにも多数ある。これらの法律はほぼすべて、その規定または規則の違反を罰金および／または禁固によって罰すべき違法行為とみなしている。

カナダ国内の港湾の間で船舶によって貿易が行われるときは、沿岸貿易法が適用されることがある。同法によれば、外国船舶または納税済みでない船舶は許可を取得し、船舶が沿岸貿易に従事している間に行うべき適用関税の支払いを手配しない限り、沿岸貿易に従事することができない。沿岸貿易には、カナダのある場所から別の場所への船舶による財貨の輸送が含まれる。許可を与えるかどうかを決定する主たる要因は、かかるサービスを提供するのに適切かつ利用可能なカナダの船舶が存在するか否かである。

欧州連合。EUは、伝統的な同盟協定を認めているが、協議協定は認めていない。EUでは、当グループはアムステルダム条約（旧ローマ条約）（以下「条約」という。）に基づく規制によって影響を受ける。条約に基づき、当グループは欧州共同体（以下「EC」という。）規則4056/86（以下「規則4056/86」という。）およびEC規則823/00（以下「規則823/00」という。）に従わなければならない。

規則4056/86に基づき、運送人は、EU（および欧州経済地域）加盟国との間の貨物の海上運送に関して料金協定を実施することができる。これは、条約第81条によって課されるカルテルの原則禁止の特例である。前記の特例は、一定の条件に従うことが前提となる。認められた料金協定は、特定の貿易航路に関連する。当該協定は「定期船同盟」として知られる。EU委員会は現在、規則4056/86の適用を見直しているところである。同委員会は、2004年下半期（おそらく2004年第４四半期）にはその暫定的な結論を公表するよう目指していると考えられており、その後、業界および第三者との間でさらに協議が行われる見込みである。2003年12月4日にこの問題に関する公聴会が委員会で開催され、その場で関係者が意見を述べるよう求められた。委員会は、定期船輸送を他の業界とより調和したものにするために、適用除外の廃止または少なくとも大幅な削減を勧告する見込みであると考えられる。適用除外が廃止または大幅に修正される場合、定期船サービスの船主による運航に重要な影響が及び、市場での価格決定システムを根本的に変えることになろう。

さらに、近代化プロセスの一環として、EUは条約第81条および第82条を実施する新たな規則を導入した。2004年５月１日に施行されたこの規則1/2003は、とくに規則4056/86および条約第81条の遵守状況の審査負担と第81条（3）に基づく適用除外申請の責任を、委員会から、関係第三者による検証（国内裁判所レベルにおいて、国内競争当局（もしくは国内競争当局およびEC）による）またはEC自身による検証を受ける自主評価組織へと移管した。

「コンソーシアム」規則と呼ばれる規則823/00は、一定の条件に従い、船舶積載能力の最適化とスケジュール作成の効率を向上させるために、特定の貿易航路における船舶の運航を調整することをEUとの間で貿易を行う運送人に認めている。このような認められた調整は、一定の条件に従う必要があり、運賃協定（規則4056/86が認めているもの）とは異なるものであり、運賃協定を含めてはならない。当グループは、世界各地でこの種の多数の協定に参加しており、そのいくつかはEU加盟国との間の貿易を理由に規則823/00に従わなければならない。

EUは2004年５月１日付で拡大され、キプロス、チェコ共和国、エストニア、ハンガリー、ラトビア、リトアニア、マルタ、ポーランド、スロバキア共和国、スロベニアが含まれた。同日付で、EU法は現在の加盟15ヵ国以外に上記10ヵ国においても効力を生じた。

オーストラリア

● 反トラスト

オーストラリアでは、1974年取引慣行法（以下「TPA」という。）のパートXが、定期船貨物海運同盟協定に、適用除外が認められなければ以下が禁止されるであろうTPAの規定の適用除外を認めている。

(a) 競争を実質的に減殺することを目的とし、または減殺する効果のある契約、取決めまたは了解

(b) 排他的取引慣行に従事する法人

定期船貨物海運同盟協定が当該規定の適用除外を受けるためには、

(c) 同盟協定は、登録されなければならない（また、同盟協定が変更されたときは再登録されなければならない）。

(d) 適用除外がなければ禁止されるであろう同盟協定に含まれる規定は、

　(i) 競争を実質的に減殺することを目的とし、または減殺する見込みがある契約、取決めまたは了解については、以下の事項のみを取り扱うものでなければならない。

　　(A) 運賃の固定または運賃に対するその他の規制

　　(B) 収入、損失またはトラフィックのプールまたは割当て

(C)　協定の当事者が行う貨物の数量または種類の制限またはその他の規制

(D)　協定への新規当事者の加入の制限またはその他の規制

(ii) 同盟協定の効果的運用に必要であり、かつオーストラリアの輸出業者もしくは輸入業者の全体的利益となるものでなければならない。

当社は、登録済みの同盟協定である、アジア・オーストラリア協議協定（以下「AADA」という。）に加盟している。AADAは現在、AADAの登録の取消しの是非を判断するため、協定の下での一連の値上げに関してオーストラリア競争・消費者委員会（以下「ACCC」という。）による調査を受けている。ACCCは先般、AADAによる価格引上げに関する調査を終えて、ポジション・ペーパーを公表した。ACCCは、AADAが法的に価格を固定する権限は否認されるべきであると結論している。これは暫定的な見解に過ぎず、ACCCは、公の諮問手続を経た後、最終的な態度を決定する。ACCCはその後、運輸・地域サービス大臣に報告を行い、同大臣がACCCの勧告を受理するか拒否するかを決定する。

もし、ACCCが同大臣に対し、AADAの登録取消しを勧告し、同大臣がこれを受理すれば、登録取消しによって将来AADA加盟者は上記のTPAのパートXに規定された救済の恩恵を受けることができなくなり、AADAの加盟者の活動は、TPAに定められたあらゆる独占行為禁止規定の適用対象とされる可能性がある。

同盟協定の当事者は、同盟協定が再登録されなくても運賃を修正することができる。しかし、運輸相は、特定の価格設定慣行に従事しないよう義務づける命令を国際運送人に出すことができる。運賃を変更することができるかどうかに関しては、国有運送人と非国有運送人は区別されない。

かなりの市場支配力を有する疑いのある非同盟運送人は、ACCCによる調査を受けることがある。ACCCは、非同盟運送人がかなりの程度の市場支配力を有すると判断することがある。従って、その運送人は、運送取決めに関して一定の指定荷送人団体との交渉を義務づけられることになる。

最近のパートXの修正には、「ターミナル間」タイプの運送交渉の料金設定、輸入船同盟（および輸出船同盟）を対象とするパートXの適用拡大、反競争的行為を解決するための運輸相およびACCCの権限強化、閉鎖型同盟が一定の状況で新規会員を受け入れる要件、当該同盟の会員ライン向け船内荷役サービスの提供について船内荷役業者と共同で交渉することの許可などに関連した適用除外の拡大が含まれる。

● オーストラリアに財貨を運送する運送人に義務づけられる免許

国際貨物輸送の管理に責任を負うオーストラリア連邦政府（以下「政府」という。）機関である運輸・地域サービス省は、外国船として登録された国際貨物船には、当該船舶が沿岸貿易に従事しないことを条件に、オーストラリア内に貨物を運送するための許可の取得を義務づけないと当社に通告した。しかし、国際貨物運送会社は、1974年貿易慣行法のパートX（連邦（Cth））の適用上、オーストラリアにおいて同国の登録代理人を代理人に任命しなければならない。

船舶が沿岸貿易に従事するとは、当該船舶が州または特別地域の港から貨物を運送し、その貨物を他の州または特別地域の港に輸送することをいう。沿岸貿易に従事しようとする船舶は、免許または許可を取得しなければならない。免許は、いくつかの条件（当該船舶が外国政府から補助金を得ておらず、過去12カ月間に補助金を受給していないことを含む。）を満たすことを条件として交付される場合がある。無免許船舶は、沿岸貿易に従事する許可を申請することができる。許可は、政府の裁量により交付されることがある。関連する海運事業に利用可能な適切な免許船舶があるか否かや、無免許船舶に沿岸貿易に従事することを認めることは公益に適うか否かを含めて、一定の要因が考慮に入れられる。

また、オーストラリアの海事・港湾規則は、当該船舶が関連する国際条約（たとえば、MARPOL、海上における人命の安全のための国際条約、満載喫水線に関する国際条約など）を遵守しているかを確認するために、政府および港湾当局が国際貨物船の検査を実施することを認められることを要求している。

反トラスト訴追免責の最近の動向。上述した反トラスト訴追免責は、安定した運賃と信頼できる定期船海運サービスを荷送人に保証するために必要であるという根拠に基づきこれまで正当化されてきた。こうした免責特権は、米国、カナダおよびEUで長年にわたりさまざまな形で実施されている。しかし、免責特権は法

律や規則の修正、裁判所の判決を通じて徐々に損なわれ、狭められている。たとえば、1998年に米国の1998年海運改革法（「OSRA」）により運送人間の競争促進措置が米国に導入された。欧州裁判所が2002年２月28日の一審で下した決定３件は、EC規則4056/86に含まれる免責特権は港湾間のサービスにのみ適用されるものであって、複合一貫輸送サービスの内地部分の運賃固定を認めたものではないとの判断を示した。

1999年５月に、経済協力開発機構（以下「OECD」という。）事務局は「国際海上輸送の規制改革に関する協議文書」と題する報告書を公表した。同報告書がとくに勧告したのは、共通料金を定める運送人間の協定はもはや自動的に反トラスト訴追免責または適用除外を受けるべきではないということである。

2002年4月に、OECD事務局は「定期船海運における競争政策」（以下「OECD報告書」という。）と題する最終報告を公表した。とくに同報告書は、定期船海運業界が価格固定および料金協議について反トラスト訴追免責によって競争から保護される必要があるとする証拠はなく、同盟制度が十分に競争的な市場に比べ運賃の安定化と海運サービスの信頼度向上をもたらすという証拠はないとの結論を下した。OECD報告書は、各国が（i）共通価格決定と料金協議に対する反トラスト法適用除外の廃止を真剣に検討し、および（ii）過大な市場支配力をもたらさない限り、定期船海運に関連するその他の業務上の取決めに適用除外を保持する裁量権を有するべきである、の結論を下した。コンテナ海運業界は、OECD報告書に含まれる事実認定の多くに異議を唱えており、OECD勧告の実施に強く反対している。

欧州委員会は2002年２月に、OECD報告書草案（OECD報告書前に2001年11月に公表された）に言及して、EC規則4056/86に定める定期船同盟の既存の適用除外の根拠を調査し、再評価すると発表した。EC規則4056/86がEU委員会によって正式に見直されたのは1986年にこの規則が制定されて以来初めてのことであった。

上述したように、現在EU委員会は規則4056/86の適用を見直しており、同委員会は、2004年下半期（おそらく2004年第４四半期）にはその暫定的な結論を公表するよう目指していると考えられており、その後、業界および第三者との間でさらに協議が行われる見込みである。2003年12月４日にこの問題に関する公聴会が委員会で開催され、その場で関係当事者は意見を述べるよう求められた。委員会が、定期船同盟の反トラスト法適用除外を廃止または変更すべきであるとの結論に達したときは、規則4056/86の修正または廃止の立法化手続が開始される。

環境規制

中国。船舶の安全航行および汚染防止のための国際安全管理コード（ISMコード）に定める原則に基づき、また中国における実情に照らして、交通部は2001年７月12日に、海上交通の安全性確保、人身傷害と死亡の防止、環境、とくに海洋環境および結果としての財産損失に対する損害の防止を目的とする中華人民共和国の船舶の安全航行および汚染防止のための管理コードを公布した。ある企業がISMコードの要件を満たすときは、中国海事局は、当該企業によるISMコードの遵守証明書として有効期間５年未満の「適合証書」（DOC）を交付する。検査時に、ある船舶の管理・運航が当該企業の承認済み安全管理方針を満たしているときは、当該船舶に対して、所管部局または所管部局が承認した組織から、当該船舶によるISMコードの遵守証明書として有効期間が５年を超えない「安全管理証明書」（SMC）が交付される。

中国の港湾管理局（現在の中国海事局）は、船舶による汚染防止を担当する所管部局である。中華人民共和国の船舶汚染防止規則に基づき、中国の水域内のすべての船舶（国籍を問わない。）と船舶のすべての所有者およびその関係者は、船舶汚染防止規則を遵守しなければならず、1983年12月29日以降、油、油性混合物、廃棄物、その他の有毒物質の放出により中華人民共和国海洋環境保護法および船舶汚染防止規則に違反してはならない。規則を遵守するほか、国際サービスを行う船舶は、中国が批准している油による汚染損害についての民事責任に関する1969年国際条約に基づく責任も負う。船舶が放出する汚染物質は、中国の排出基準を遵守しなければならない。海洋環境保護法および船舶汚染防止規則に基づき、一定の仕様（150 GRT以上の石油タンカー、400 GRTの非石油タンカー、油2,000トン以上を輸送する船舶）を満たす船舶は、汚染防止証明書を取得しなければならない。国際航路を運航する船舶は、油記録簿および国際油濁防止証書（IOPP）も取得しなければならない。

米国。船舶運航者は、米国の貿易航路における船舶運航の過程で環境保護に関して多くの連邦・州の法令に従わなければならない。主たる法律は、油流出に関する1990年油濁防止法（以下「OPA 90」という。）、危険有害物質の流出または放出に関する総合環境対策補償責任法（「CERCLA」）、連邦水質汚染規制法（水質浄化法ともいう。）、バラスト水管理に関する1996年全米侵入種法（「NISA」）である。

OPA 90に基づき、船舶所有者、運航者、裸傭船主は「責任者」とみなされ、船舶からの油流出に起因するすべての除去費用およびその他の損害（逸失利益および収益能力ならびに不動産もしくは動産に対する損害を含む。）に連帯して無過失責任を負う。OPA 90は主として石油タンカー（当グループは運航していない）向けであるが、船上で運ばれる燃料に関してタンカー以外の船舶にも適用される。OSA90は、船舶所有者および運航者が、油流出を報告し、これに対処するための危機管理計画を採択し、また乗船員が流出に対処しうるよう十分な訓練を施されるよう要求している。

さらに、OPA 90は、責任者に、OPA 90に基づき負わされる可能性がある責任限度を満たすのに十分な財務的責任の証拠を確立し、維持しなければならない。財務的責任は、保険の証拠、保証状、担保、信用状、自家保険者としての資格またはその他の財務的責任の証拠などの組み合わせによって確認することができる。当グループはOPA 90の下で生じる可能性がある損害をカバーするのに十分な保険を船主責任保険クラブ（P&I クラブ）と結んでいると取締役は考えている。

OPA 90は、タンカー以外の船舶の所有者の責任を１グロス・トン当たり600米ドルまたは排出1件当たり50万米ドルのうちいずれか大きい方の額に制限している。責任限度額はインフレを考慮して定期的に調整されることがある。責任限度はその事故が責任者の重過失、故意の違法行為または連邦の安全性規則、建造規則または運航規則の違反に起因するときは適用されない。また、責任者が油流出を報告しないか、または除去命令に協力または遵守しないときは、責任は制限されない。米国の各州は、OPA90の制限に服しない追加の損害を査定することができる。除去費だけでなく損害賠償の点でも油流出に無限責任を定めた法律を制定している州もある。従って、油流出に関する州法に基づく全体的責任は事実上無制限であり、理論上は壊滅的な油流出が生じた場合に当グループに利用可能な保険金、保険担保を上回る可能性がある。

水質浄化法は、油または危険有害物質の排出を禁止し、損害賠償と補修費に無過失責任を課している。水質浄化法は、その大半がOPA90によって置換されたが、一部の規定はまだ有効である。水質浄化法は、政府および民間人の双方に対し、石油または有害物質を放出している者に対し訴訟を起こす権利を付与している。OPA90および水質浄化法双方のもとで刑事罰が課せられる可能性がある。

水質浄化法は、危険有害物質（石油、天然ガス、関連製品を除く。）の流出または放出を規制するものである。CERCLAは、放出のもととなった船舶または施設の所有者もしくは運航者とともに、その他の責任者に無過失責任と連帯責任を課している。流出または放出は、船舶輸送、陸上輸送、ターミナルまたはその他の輸送関連業務の間に発生する可能性がある。損害賠償には、除去費、天然資源損害、所有物に対する実損害の有無を問わない経済的損失が含まれることがある。

CERCLAは、船舶に関する賠償責任を１グロス・トン当たり300米ドルまたは５百万米ドルのいずれか大きい金額に制限している。ただし、排出が故意の違法行為による場合はこの限りでない。しかし、施設（当グループのコンテナの一つを含む可能性がある）からの排出に対する賠償責任は、対応費に損害賠償として50百万米ドルを加算した金額に達する可能性がある。排出の報告を怠った場合には、CERCLAのもとで刑事訴追を提起される可能性がある。

米国で、当グループは、バラスト水に関連する各種規則（NISAを含む。）に服している。NISAは、外国の港で取り入れたバラスト水を通じて米国の港に放出される有害有機体に関する報告の増大に応じて1996年に制定された。NISAのもとで、米国沿岸警備隊は、洋上での自主的バラスト水交換、バラスト水の船内保持、または米国沿岸警備隊が承認した環境上健全な代替的なバラスト水管理方法の使用を求めるバラスト水管理プログラムを米国水域に入る船舶を対象に定めた。洋上バラスト交換が米国全体を通じて強制されたとき、または水処理要件もしくはオプションが実施されたときは、当グループを含む国際運送人にとって遵守費用が増加する可能性がある。

国際海事組織は、2004年２月に、2004年船舶のバラスト水および沈殿物の制御および管理に関する国際条約を採択した。条約は、すべての船舶が承認されたバラスト水管理計画を有することを要求し、船舶の年齢およびそのバラスト水処理能力に応じて、バラスト水の交換にさまざまな基準を適用する。条約はまだ発効していないが、米国沿岸警備隊は、米国に関して強制力のあるバラスト水要件を採択するに当たり規定を検討するよう要請されている。

欧州連合。安全・環境問題に関するEUの優先課題は、加盟15カ国が国際海事機関会員であり、EUの域内規則が主として国際法遵守の確保に重点を置いているという事実により影響を受ける。EUは、船舶による関連国際コードおよび条約の遵守を証明するために1994年11月に採択された指令に基づき多数の船級協会（中国船級協会を含む。）を承認している。EUの港に入る第三国の旗を掲げた船舶に関して、別個の規制が実施されている。すなわち、ポート・ステート・コントロール指令95/21/ECに基づき、EU加盟国は、自国の港を訪れる第三国の旗を掲げた船舶の少なくとも25%を検査する責任を負い、安全基準を満たさない船舶の拘置または強制的修復のための移動を認める規定がある。こうした検査には、国際海事機関が採択した国際ISMコードの遵守が含まれる。指令2002/84/ECは、海上の安全と船舶による汚染防止を取り扱うもので、安全性・環境・汚染問題にかかわるいくつかの国際コードと国際海事機関コードを実施する。EUは最近、シングル・ハル・タンカーの段階的廃止に関する新たな規則1762/2003を導入したが、この規則が取り扱うのはコンテナ積載船舶ではなくばら積み船舶のみであり、近年EUの海岸線に影響を及ぼし、注目を集めた油流出を受けたものである。

カナダ。カナダでは、船主はカナダの多数の連邦環境法と州環境法に直面しており、これらの環境法はカナダの領海における船舶輸送業務と関連活動に適用され、または適用されることがある。

海事責任法（以下「MLA」という。）は、1969年の油による汚染損害についての民事責任に関する国際条約と、油による汚染損害の補償のための国際基金の設立に関する国際条約（1976年および1992年の議定書による改正を含む。）を実施するものである。MLAは、油による汚染損害とその汚染を防止、修復、是正または最小化する費用について船主に責任を負わせるものである。油による汚染の結果として環境が損なわれたときは、船主はまた、妥当な回復措置の費用にも責任を負う。汚染が油による汚染を引き起こす目的で、またはおそらく無謀にも油による汚染損害が生じることを知りながら行われた個人の行為または船舶所有者の不作為の結果生じる場合を除き、船主は責任を制限することができる。前記の制限について、法律は、条約船（事実上石油をばら積みするもの）と非条約船（コンテナ船など）とを区別している。条約船については、船主の責任限度は最初の5,000トンについては船舶のグロストン当たり451万国際通貨基金特別引出権（以下「SDR」という。）、その後1トン増すごとに631 SDRで、最大8,977万SDRに制限される。非条約船については、1976年の海事請求額の責任制限に関する条約（LLMC）（議定書による改正を含む。）がMLAへの組み込みを通じて適用される。非条約船による油による汚染の責任限度は、300トンまでの船舶が50万カナダドル、300～2,000トンの船舶が100万SDR、最大３万トンまでで1トン増すごとに400SDR、３万１トンから７万トンまでが1トン増すごとに300SDR、７万トン超では1トン増すごとに200SDRとなっている。この結果、一般に非条約船の責任限度が低くなることになる。

MLAは、各船舶に関して保険またはその他の担保証明書の発行を義務づけている。当グループの所有船舶はすべて当該証明書を保持している。

環境に関連した問題で通常適用される連邦法は、カナダ海運法、1999年カナダ環境保護法、1994年渡り鳥条約法、および漁業法である。カナダ海運法は、その規則を通じてMARPOL73/78の多くの規定を実施している。これらの連邦法はそれぞれ、石油または個々の法律内で定義される他の物質の放出、排出または投棄を禁止している。汚染事象が発生した場合には、法律により報告・汚染修復要件が課され、一般に浄化に関して船主と責任者に指示する権限が所管政府機関に与えられる。これらの法律により、違反行為が犯罪を構成するものとみなされ、公訴または私訴を提起されることがあり、場合によっては民事上の訴因が生じることがある。MLAの規定に従い、汚染行為によって影響を受けた者にコモンロー上の訴因も利用可能になることもある。各州には環境を規制するさまざまな法律があり、それらはその州内で適用され、カナダの領海に適用され、

または適用されると主張される。汚染罪に関連した類似の規定は、州法の中に認められる。

モントリオールのラシーヌ・ターミナルとキャスト・ターミナルは、さまざまな連邦環境法とケベック州環境法の適用を受ける。ケベック州環境質法は、規則に定める水準を上回る汚染物質の環境への排出、堆積、流出または放出を禁止している。この規定の違反は、罰金および禁固によって罰すべき違法行為となる。環境大臣は、汚染物質を所有、管理または支配する者に浄化に関する命令を出すことができる。同大臣は、必要な浄化措置を講じ、排出、堆積、流出または放出に責任を負う者または汚染物質を保管または支配する者にその結果生じる費用を請求することもできる。このような場合には、環境法により当該当事者のそれぞれに連帯責任が課される。

オーストラリア。船舶による海洋汚染に関するオーストラリアの法律は、国際条約の国内法化の形をとる。海洋汚染を規制する個別の法律が設けられている分野もいくつかある。

オーストラリアの連邦、州、北部特別地区はすべて以下に掲げる条約の一部を実施する法律を制定しているが、さまざまな管轄区域間での統一性はない。管轄区域によって、条約の実施方法には差がある。オーストラリアでは、MARPOL73/78(以下に言及する)の主要部分は、1983年海洋保護(船舶による汚染防止)法(「PSA」)によって採択された。オーストラリアのすべての州と北部特別地区は、それぞれ独自の法律でMARPOLの付属書IおよびIIを実施している。

MARPOLの付属書IおよびIIを実施する連邦法および州法は、以下の内容を有する。

(a) 一部の例外を除き、油、油性混合物、残留油、その他の液体の海洋排出を禁止している。

(b) 一部の例外を除き、汚水およびゴミの一定の領海への排出を禁止している。

(c) 油、油性混合物、残留油、その他の液体が関係する一定の事象の報告を義務づけている。

PSAには、オーストラリアで登録された一定の船舶およびオーストラリア国籍を有する未登録船舶に適用される個別規定も含まれる。

(a) 400トン以上の船舶または15人以上の者を輸送する認定を受けている船舶でオーストラリアで登録されているものに、船内廃棄物管理計画を作成し、ゴミ記録簿、油記録簿、貨物記録簿を携行および維持することを義務づける。

(b) 15メートル以上の船舶に、汚染をもたらす可能性があり、船舶の安全性に影響を及ぼす事象の報告義務を課する事象報告要件を拡大する。

(c) 次の寄港地に到達する前に海洋に一部の廃棄物を排出しなければならないことが明らかになる場合、港内への廃棄物の排出を船舶に要求する権限を鑑定人に付与している。

前記の法律の違反に対する最高刑は、管轄区域によって差がある。PSAによれば、最高刑は、個人が22万オーストラリアドル(「豪ドル」)、法人が110万豪ドルである。州法のうち罰金が最も高いのは、1987年海洋汚染法により海上水域汚染に対する最高刑を個人について50万豪ドル、法人について1,000万豪ドルと定めているニューサウス・ウェールズ州である。

1969年の油による汚染損害についての民事責任に関する国際条約(以下「CLC」という。)(1976年、1984年および1992年付け議定書による改正を含む)は、1981年海洋保護(船舶による汚染防止)法の制定により連邦政府によって実施された。ロンドン海洋投棄条約は、1981年環境保護(海洋投棄)法の制定により連邦政府によって実施された。同法は、投棄による南太平洋地域の汚染防止(以下「SPREP」という。)議定書に基づくオーストラリアの義務を実施するものでもある。1993年海洋保護(油濁補償基金)法は、オーストラリアにおいて油濁補償基金条約を実施するものであり、国際油濁補償基金に拠出すべき主体、拠出金額、拠出完了時期を規定している。

1981年連邦海洋保護(民事責任)法とそれに対応する州法は、油排出に起因する油濁損害から生じる責任を満たすために適切な保険を購入することを400 GRT以上のすべての船舶に義務づけている。この法律に違反すると、最高11万豪ドルの罰金に処せられる無過失責任を課せられる。

国際議定書を実施する上記の法律以外に、連邦と州は一定の環境上敏感な地域の保護を目的とする法律も定めている。たとえば、1975年グレートバリア海洋公園法（連邦）は、海洋公園地域への廃棄物排出に最高22万豪ドルの罰金を規定している。

国際条約

国際的に、船舶による海洋汚染の規制および防止に関する最も重要な条約は、1973年の船舶による汚染の防止のための国際海事機関国際条約（同条約に関連する1978年の議定書による改正を含む（MARPOL73/78条約））である。同条約は、事故時および運航時の油による汚染とともに、容器に収納した状態の化学製品、汚水、ゴミ、船舶からの大気汚染を対象にしている。

国際海事機関の干渉条約は、海洋災害時に海岸線への危険を防止、緩和または除去するために公海上で措置を講じる沿岸国の権利を確認したものである。1990年の油による汚染にかかわる準備体制、対応および協力に関する国際条約（OPRC）は、海洋汚染の重大事象または脅威に対処する上での国際協力の世界的枠組みを提供するものである。この条約の議定書（HNS議定書）は、危険物質および有害物質による海洋汚染を対象としている。

国際海事機関は、海上における人命の安全のための国際条約（SOLAS）を採択した。この条約は、船舶の設計や運航特性を規制するさまざまな基準を課したものである。SOLAS基準は定期的に改定される。取締役は、当社が所有していると傭船しているとを問わず、すべての船舶が、SOLAS基準を遵守していると考えている。SOLASには、船舶の安全運航および汚染防止のための国際安全管理コード（以下「ISMコード」という。）も含まれている。ISMコードは、とくに船舶運航者に環境・安全管理システムを実施することを義務づけている。当グループは、すべての所有船舶および当該船舶を運航する船舶管理会社についてISMの認定を受けている。

当グループの船舶はすべて、国際安全管理コードの安全運航基準に基づいて所有され、傭船される。当グループの所有船舶は、国際的に認められた船級協会（ロイズ船級協会、米国船級協会、日本海事協会を含む。）に登録されている。船級協会の主たる目的は、保険業者に対する請求を最小にするために適切とみなされる基準に合わせて船舶が維持されている旨の客観的で独立した確認を保険業者に提供することである。船級協会の活動の有益な副産物は、船舶が定期的に検査され、適正に維持されている旨の保証を、当該船舶に経済的その他の利害を有する船主とその他の者に与えることである。

4. 関係会社の状況

親会社

名称	住所	登録資本	主たる事業内容	議決権割合
チャイナ・シッピング(グループ)カンパニー	中華人民共和国上海市東大名路700号	6,611,950,000 人民元	持株会社	100%

子会社および関連会社

子会社および関連会社については、「第6　経理の状況」の連結財務書類に対する注記の注29を参照されたい。

5. 従業員の状況

当グループには、2001年12月31日現在462名、2002年12月31日現在では517名および2003年12月31日現在では2,768名の従業員がいた。2004年3月31日現在、当グループには合計2,785名の常勤従業員がいる。下表は、2004年3月31日現在の従業員を職能別に分類したものである。

	人　数
取締役、監査役および上級役員	21
総務担当幹部職員	237
販売およびマーケティング	691
営業および船舶関連サービス	423
コンテナ管理および輸送	291
会計および財務	181
安全、技術および監督	52
その他 *(注1)*	889
合　計	2,785

注:

1.　この中にはITサービスに従事する従業員8名、人事および総務に従事する従業員19名、党の役員8名、そして子会社ならびに地域子会社およびCS(香港)の支店の従業員で、しばしばその担当職務が複数に及び職能別の分類ができない者854名が含まれている。

当グループは現在、チャイナ・シッピング・グループのさまざまな傘下企業と契約して約3,000名の乗組員を雇用しており、こうした乗組員を主に所有船舶および裸傭船舶に乗り込ませている。

労使関係

当グループは、従業員と良好な関係を維持することの重要性を深く認識している。従業員に支払われる報酬には、給与および諸手当が含まれている。当グループは、業界の品質基準に関する知識のほか、従業員の技能および商品知識を高めるために引続き研修を施している。

当グループはこれまで従業員との間に深刻な問題を抱えたことはなく、または労使紛争を理由とする営業停止を経験したこともなく、また熟練従業員の雇用および維持に支障をきたしたこともない。取締役は、当グループと従業員との間の労使関係は良好であると考えている。

従業員報酬

2001年、2002年および2003年の各12月31日に終了した3年度の当グループの従業員報酬（取締役および監査役の報酬を除く。）は、それぞれ約176.3百万人民元、187.8百万人民元および358.8百万人民元であった。その中には、当グループがチャイナ・シッピング・グループから借り受けている乗組員の雇用費が含まれており、その額は上記の３年度においてそれぞれ約72.7百万人民元、60.9百万人民元および59.9百万人民元であった。当社グループが事実上、これらの派遣乗組員の給料、諸手当および福利厚生費を支払っているため、当社は関連する雇用費を当社自身の従業員報酬とみなしている。

当グループの従業員報酬は、以下の２つの要素で構成されている。

- 基本給与およびその他の諸手当、および
- 業績連動型賞与

当グループは、従業員のために業績連動型の賞与制度を採択している。当該制度は、当グループの従業員の金銭的利益を一定の業績指標に連動させることを意図している。かかる指標には、当グループの目標利益が含まれるが、これに限定されない。

業績連動型賞与の細目は、当グループの傘下企業によって異なる。現在、当社はそれぞれの子会社のために達成すべき一定の業績指標を定めている。当社の各子会社は、その裁量により、地元の事情に合わせて独自の詳細な業績関連報酬政策を策定することできる。

取締役は、当社との役務提供契約のもとでいかなる賞与も受け取ることはできない。

社会保障

実績判定期間中、当グループは、中国の国内規則に従い、以下の従業員関連の制度または基金に拠出を行なった。かかる制度または基金とは、すなわち、年金基金、医療保険、失業保険およびその他の関連保険（以下「社会保障基金」という。）である。

2001年、2002年および2003年の各12月31日に終了した年度に当グループが各種社会保障基金に対して行なった拠出額はそれぞれ33.5百万人民元、35.8百万人民元および70.2百万人民元であった。上記の各年度に当グループが取締役のために各種社会保障基金に対して行なった拠出額はそれぞれ、25,913人民元、50,908人民元および77,430人民元であった。また、これら各年度に当グループが監査役のために各種社会保障基金に対して行なった拠出額はそれぞれ25,913人民元、50,908人民元および145,260人民元であった。

上記の取決めは関係する中国の法令諸規則すべてに合致しており、当グループは、中国の法令諸規則のもとで、上記に開示するもの以外の他の従業員福利厚生制度を設けることは要求されない。

当グループはまた、香港の従業員のために定額拠出型の強制年金基金制度（以下「MPF」という。）に拠出

している。当グループは、香港MPF制度通達の要求により、一人当たり1,000香港ドルを上限として従業員の月給の５％を拠出している。

第３　事業の状況

１．業績等の概要

「７．財政状態及び経営成績の分析」を参照されたい。

２．生産、受注及び販売の状況

「第２－３．事業の内容」および「７．財政状態及び経営成績の分析」を参照されたい。

３．対処すべき課題

中国は急速に「世界の工場」となりつつあり、国家統計情報センターの報告によると、2004年度の輸出の伸び率は14%と推定される。香港は、中国の２ヵ所の港湾都市である上海および深センとともに、貨物取扱量の多い港として2003年度においてそれぞれ世界第１位、第３位および第４位の地位（通関ベース）を占めた。中国の2002年度「中国海運発展報告」では、2010年までに中国の港におけるコンテナの年間通関量は100百万TEUに達すると推定している。BRS-アルファライナーによると、当グループは、中国に拠点を置くグローバル規模のコンテナ海運会社大手10社の中で１、２を争う地位にある。上海に本拠を置き、中国市場に関する深い知識と広範な販売網を有する当グループは、中国で生まれるコンテナ輸送需要の増大に応えるのに最適な立地条件を備えている。当グループはまた、地理的に広く分散された販売拠点を擁しており、2004年３月31日現在、中国全土に90ヵ所以上の営業所を、また中国以外の70ヵ国以上に160ヵ所以上の営業所を置いている。

当グループは、これまでコンテナ海運市場において著しい成長を遂げてきた。2003年度は当グループにとって記録的な売上高および利益が達成された年であった。当社取締役は、こうした勢いが当年度にも続き、当グループが世界的にもまた中国国内でもコンテナ海運業界において卓越した地位を堅持するであろうと見ている。

当社取締役は、2004年に行われた運賃値上げに関する様々な業界の会議の発表に沿って、一定の主要航路において、2004年における当グループのTEU当たりの平均運賃は2003年から上昇するものと思料している。この点は、2004年１月から４月にかけて、中国から米国および欧州へのいくつかの航路を含む一定の航路において当グループが行った運賃引上げの通知により実証されている。ただし、当グループの運賃が将来においても上昇するとの保証はない。

当グループの目標は、その強みに一層磨きをかけることで世界でトップのコンテナ海運会社となることである。その目標達成のため、当グループは以下のような戦略を立て、行動計画を実行していく所存である。

● 中国における不断の経済成長の機に乗ずるため、当グループの総輸送能力および船舶の平均輸送能力を増強する。

当グループは、その船隊の総輸送能力を高め、中国からの輸出およびコンテナフローの増大の機を十二分に生かせる輸送業者となることを目指す。さらに、大型船採用に向けた業界のトレンドに沿って、当グループは船舶の平均輸送能力を高める計画である。当グループは、その船隊規模を2007年度までに144隻まで増やし、約434,000TEUの総輸送能力を実現することを予定している。これらの数値には、最近情報確認日現在、当グループが購入または傭船を発注済みの37隻の大型新式高速船が含まれている。さらに、その中には、2004年４月30日から2007年度末までに当グループの既存船舶の一部が除去される予定であることが考慮されている。当グループは、2007年度末までに4,000TEU以上の能力を有する船舶最低60隻以上を装備する計画である。上で述べたとおり、当グループはまた、老朽化した小型船を段階的に排除していく予定である。このようにして大型の新式高速船の導入により平均的なコンテナ当たりの固定輸送コストが下がることで、当グループの競争力が増すものと当グループは期待している。

● とりわけ中国との間で輸出入を行う海外顧客を相手にした大口の長期契約の件数を増やす。

2003年度、当グループの売上高のうち、運賃や引渡されるコンテナ数量を規定した長期契約（10ヵ月ないし１年）に基づくものはわずか44.5%を占めるに留まっている。当グループは、船隊の拡充とともにその国際航路に関する長期契約の比率を高め、価格の一層の安定と保証された貨物数量から利益を得られるよう目指している。当社取締役は、このような戦略を実施することで、業界が不景気なさなかに不利な市況から身を守ることができると考え、当グループの収益のうちかかる長期契約が占める割合が今後高まるであろうと予想している。さらに、当グループは、中国に配備された自前の営業部隊を駆使し、また海外代理店の支援を得ながら、かかる長期契約の獲得に努める所存である。

● 中国国内のおよび全世界でのロジスティクス・サービス能力を拡充する。

国境を越えて事業を展開する企業は、グローバル・ベースの貨物輸送サービスが輸送業者１社により手配され、完了されることに対する要望をますます強めており、当グループを初めとする輸送業者は、内陸輸送サービスや海運代行サービスの拡充を通じて単に「ポート・ツー・ポート」の輸送ではなく「ドア・ツー・ドア」の一元的な輸送業者へと脱皮することを求められている。当グループは目下、他の代行業者を指名して内陸輸送に当たらせることで米国、欧州そして中国国内で「ドア・ツー・ドア」のサービスを提供しているが、今後はそのサービス対象地域を増やし、各地においてこうした能力を向上させていく考えである。当グループはまた、上海プハイへの出資比率を高めることで、そのサブ・ルート・サービス能力も増強していく予定である。当グループは、グローバル・オファリングによる手取金の一部を上海プハイへの資本注入に充てる考えである。当該契約については、「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－関連取引」を参照のこと。

● コスト管理対策を推進する。

当グループは引き続きコスト管理のための対策をいくつか継続している。その中にはグローバル・サービス・センターの増設、トランシップメント・センターの設置、長期の燃料価格固定契約の確保および船舶の稼働率向上が含まれる。当グループは既に、中国上海市にグローバル・カスタマー・サービス・センター１ヵ所を設置している（同センターは、顧客のために荷為替手形の処理にあたっている。）。当グループは、荷為替手形の国際処理の効率を一層高めるために、主要市場において、サービス・センターを増設することを計画している。当グループはまた、他の地域においても費用対効果の高い方法でサービスを提供することができるよう、世界各地に10ヵ所のトランシップメント・センターを設置する予定である。当グループは、長期の固定価格供給契約を締結することで海洋燃料コストを低減する機会を積極的に活用していく。当グループはまた、とりわけ中国向けの貨物を運ぶ船舶について、船舶の稼働率を引き続き高めていく所存である。

４．事業等のリスク

コンテナ輸送産業に関するリスク

コンテナ輸送産業の循環的な性質により、当グループの事業が悪影響を受ける可能性がある。

歴史的に、コンテナ輸送産業の財務実績は循環的であり、コンテナ輸送サービスの需給の変動に伴い収益性および資産価値が変動する。輸送能力の水準は、世界の商船隊における船舶の隻数および船腹量、配船、新造船の引渡しならびに老朽化した船舶の廃棄に応じて決まる。コンテナ輸送サービスに対する需要は、とりわけ、世界的および地域的な経済情勢、為替レート、製造業の国際化、世界的および地域的な国際貿易の水準の変動、規制を巡る動き、ならびに海上その他の輸送形態の変化の影響を受ける。コンテナ輸送サービスの需要の変動は予測が困難である。コンテナ輸送サービスに対する需要の低下および／またはコンテナ輸送能力の増大が、運賃の大幅な低下、輸送量の減少またはその両者につながり、当グループの事業、財政状態および経営成績が重大な悪影響を受ける可能性がある。当社取締役は、当該産業の循環的な性質が、1997年の営業開始以降の一定の年度（2000年および2003年を除く。）における営業損失の主要な要因の１つである

と思料している。コンテナ輸送市場は、2001年９月11日の同時多発テロによる悪影響および2001年に始まった世界的な不況から大幅な回復を遂げているものの、かかる回復が将来においても継続するとの保証はない。

当グループの経営成績は、世界の貿易量ならびに経済、財政および政治情勢に影響される。

当グループの経営成績は取扱量に影響され、取扱量は世界の貿易量および中国の輸出入量に左右される。世界の貿易量および中国の輸出入量は、世界的な経済、金融および政治情勢の変化または進展による影響を受けるが、かかる変化または進展は当グループが制御し得るものではない。特に、中国におけるおよび／または世界的な景気の減速により、当グループの財政状態や将来の見通しが重大な悪影響を受けることがある。その他の外的要因（貿易制限、制裁、ボイコットおよびその他の措置の発動、特に輸送サービス産業における貿易紛争およびストライキならびに戦争、敵対行為、伝染病またはテロ行為等）も貿易量に悪影響を及ぼす可能性があり、そのため当グループのサービスに対する需要が大幅に減少し、当グループの経営成績が悪影響を受ける恐れがある。

国際コンテナ輸送能力がコンテナ輸送サービスに対する需要を上回る速さで成長すれば、設備過剰となり、当グループの事業が害される恐れがある。さらに、当グループは、今後数年間で当グループの船団の運航能力を大幅に増強することを意図しているため、需給の不均衡に対する感応度が一層高まる可能性がある。

国際コンテナ輸送能力は、2005年まで増加を続ける見込みである。さらに、一部の産業専門家は、2005年以降、世界の有効輸送能力がコンテナ輸送サービスの需要よりも急速に増加すると考えている。これにより、国際コンテナ輸送市場は設備過剰となり得る。2005年までに設備過剰が生じないと保証することはできない。当グループの市場のいずれかが設備過剰に陥れば、当グループは運賃引下げを余儀なくされるかまたは輸送量が減少する可能性があり、当グループの事業、財政状態および経営成績が害される可能性がある。

当グループは、当グループの運航能力が、2004年末までに257,000TEU、2005年末までに332,000TEU、2006年末までに386,000TEUおよび2007年末までに434,000TEUに増加すると予測している。さらに、当グループの固定費用は、運航能力に応じて増加する。その結果、当グループは、増加した固定費用を支払うために、輸送量および収益も増加させる必要がある。当グループの市場における需要が当グループの船団の輸送能力の増加に見合う成長を示さない場合、当グループの事業、財政状態および経営成績が害される可能性がある。

当グループは極めて競争の激しい産業で営業しており、当グループが競争に失敗した場合には、当グループの事業の成長および経営成績が悪影響を受ける恐れがある。

世界の海上輸送事業は極めて競争が激しく、世界中で450以上の海運業者が営業している。新たな市場または新たな事業部門への参入またはプレゼンスの拡大を希望する既存のコンテナ輸送会社にとって参入障壁は比較的低い。輸送業者は、価格、運行便数、輸送時間、寄港地の分布、サービスの信頼性、コンテナの確保能力、陸運業務、顧客サービスの質、付加価値サービスおよびその他顧客の要求事項に基づき競争している。当グループが現在営業している国際市場および航路においては激しい競争が行われており、当グループは、コンテナ輸送産業における現在の競争圧力が継続すると予測している。

当グループは現在、中国国内で営業する外国の輸送業者に課せられた制約の恩恵を受けている。かかる制約がＷＴＯのもとでの中国の義務その他により緩和された場合には、当グループの事業が害される可能性がある。

現在、外国の輸送業者は中国国内で国内コンテナ輸送および国際・国内フィーダー・サービスの運営を禁じられている（ただし、外国の輸送業者が中国で登記された現地法人を設立することは許可されており、かかる現地法人は適法な免許を取得すれば上記サービスを行うことができる。）。当グループは、現在、中国において国内コンテナ輸送および国際・国内フィーダー・サービスに携わっており、これらの業務は併せて、

2003年における当グループの全収益の6.8%に相当した。外国の輸送業者に対する現在の禁止が将来も継続するとの保証はない。中国が国内コンテナ輸送および国際・国内フィーダー・サービスを外国の輸送業者にさらに開放した場合には、競争が激化し、その結果、運賃が低下し当グループの収益が減少する可能性がある。

さらに、ＷＴＯ加盟国として、中国は、様々な市場における貿易障壁（非関税障壁を含む。）を段階的に軽減することを約束している。中国がコンテナ輸送関連サービス市場に対する有効な障壁の軽減に取り組めば、当グループは激しい競争および運賃値下げに直面する可能性がある。

当グループの事業は季節的変動を受ける。

当グループの事業は、消費財需要に対する祝日の影響、農産品の季節循環およびその他要因により季節的変動を示す。当グループが営業している市場の一部においては輸送量のピーク期間が異なるものの、伝統的に、収益および営業利益は通常、１月から６月にかけて低く、７月から12月にかけて増加する。しかしながら、費用の一部は固定しており季節調整を行うことができない。将来において、収益、営業利益および所要運転資本の季節変動性が当グループの事業、財政状態および経営成績に重大な悪影響を及ぼさないとの保証はない。

船舶燃料価格の高騰により当グループの営業費用が増加する可能性がある。

2002年および2003年において、船舶燃料費が当グループの営業費用総額に占める割合は、それぞれ約13.7%および約15.7%であった。船舶燃料費は、当グループが制御し得ない多数の経済的および政治的要因に左右される。原油に対する世界的な需要増およびイラクの石油輸出の回復が予想されていたより遅れていること等の一定の要因は船舶燃料価格への上昇圧力となる。船舶燃料費が増加し、かつ当グループが運賃の引上げまたはその他の方法により顧客から燃料費用の上昇分を回収することができない場合には、当グループの事業、財政状態および経営成績が悪影響を受ける恐れがある。

港湾使用料および船内荷役費用の上昇により当グループの営業費用が増加する可能性がある。

当グループと関連船内荷役会社の間で締結された関連ターミナル港湾契約に従って、同社の労働力と船内荷役設備の使用に関する船内荷役費用は、関連船内荷役会社が各輸送会社に請求する。外国の港湾に関するかかる契約の期間は一般的に６ヵ月ないし３年であり、国内港湾に関する契約の大半は１年を期間とする。当事者間で別段の決定がなされない限り、かかる契約の一部は、先の契約期間の終了時に自動的に更新される。2003年において、当グループの船内荷役費用および港湾使用料は、当グループの営業費用総額のそれぞれ約27.8%および約8.3%を占めた。中国における港湾使用料および船内荷役費用は、近い将来に上昇する可能性がある。当グループが運賃の引上げまたはその他の方法により顧客から港湾使用料および船内荷役費用の上昇分を回収することができない場合、港湾使用料および船内荷役費用の上昇は、当グループの事業、財政状態および経営成績に悪影響を及ぼす恐れがある。

当グループの事業収益の大半は、中国から多くの海外市場への財貨の輸送を源泉としているため、中国の財貨輸出の減少または中国の輸出に対する貿易障壁の増大は、当グループに重大な悪影響を及ぼす。

中国からの輸出量は中国への輸入量を大幅に上回っている。従って、中国のコンテナ輸送事業収益のほとんどは、中国から米国およびヨーロッパを含む多くの輸出市場に向けての財貨の輸送を源泉とする。中国を拠点とする輸出業者の生産が減少するかまたは妨害された場合、当グループの事業が重要な悪影響を受ける恐れがある。中国政府による輸出税還付率の一部の取消しまたは引下げが2004年１月１日付けで実施されたことで、中国の輸出の成長率は悪影響を被る可能性がある。

さらに、当グループがサービスを提供している市場における貿易保護主義の台頭により、(i)中国から輸出

される財貨の原価、(ii)中国からの財貨輸送に必要な時間および(iii)中国からの輸出財貨に関連するリスクが増加している。かかる増加はまた、輸送財貨の数量、輸送の日程、輸送費用およびその他関連費用にも影響する。

当グループの直近の調査によれば、農産品、軽工業製品、機械および電子製品、衣料品、鉱産品ならびに医薬品の６大産業における輸出はすべて、かかる障壁の影響を受けており、中でも農産品が最も打撃を受けている。さらに、外国の技術的な貿易障壁により中国の輸出企業が負担する費用が上昇しつつある。例えば、米国は、国内の繊維製品を保護するための措置を実施している。また、中国の輸出先の政府（特に米国）は、労働団体等の国内の利益団体から、中国に対する貿易障壁を高め、国内企業が中国におけるアウトソーシング計画を策定することを阻止するよう一層強力な圧力を受けている。対中貿易に対する貿易障壁または制約が増大した場合、当グループの事業、経営成績および財政状態に悪影響が及ぶものと考えられる。

独占禁止法の適用免除の変更は当グループに悪影響を及ぼす恐れがある。

多くの国において、輸送業者間の一定の種類の契約は独占禁止法の適用を免除されている。かかる免除は、国際戦略連携を結んでいる輸送業者にとって重要であると同時に、当グループを含む他の輸送業者にとっても、主に共同サービス、海運同盟および運賃協議協定の観点から重要である。米国、カナダおよび特にヨーロッパにおける最近の法律および判例法上の進展により、かかる免除は段階的に浸食を受け、縮小している。2002年２月、欧州委員会は、現行の独占禁止法の適用免除の根拠の検討および再評価を行うことを発表した。2002年４月、OECD（経済協力開発機構）は、加盟国が共通価格の設定および運賃協議に対する独占禁止法の適用免除の廃止を真剣に検討することを提言した報告書を発表した。現在、欧州委員会は、EUにおける定期船運賃協議に対する独占禁止法の適用免除を見直しており、同委員会は、2004年下半期（おそらく2004年第４四半期中）にはその暫定的な結論を公表するよう目指していると考えられている。さらに、2002年２月28日には、第一審欧州裁判所が３件の判決を下し、EC規則4056/86に規定される一定の運賃固定契約に関する適用免除は港間サービスのみに適用されるものであり、複合一貫輸送サービスの陸送部分についての固定運賃を許可するものではないと判示した。かかる独占禁止法の適用免除のいずれかが廃止または大幅に縮小された場合、コンテナ輸送産業ならびに当グループの事業、財政状態および経営成績は重大な悪影響を被る恐れがある。

環境その他に関する規制の改正は当グループに悪影響を及ぼす恐れがある。

当グループの業務は、海運業務、環境保護、有害物質の管理・輸送・排出・廃棄ならびに人間の健康および安全に関する、多岐にわたる国際、国家および地方の法令ならびに国際協定（いずれも随時改正されることがある。）の適用を受ける。

当グループは、発生し得る漏油（船舶燃料を含む。）またはその他の汚染事故に対する保険および賠償資力責任の要件を満たすことが要求されている。当グループは、一定の環境リスクに対し付保しているが、かかる保険がかかるリスクすべてを十分に補償すると保証はできない。また、将来における保険料の引上げが当グループの事業、財政状態および経営成績に重大な悪影響を及ぼすことはないと保証することもできない。

さらに、当グループに対して、大気中への排出、保守および検査、スズ含有塗料の除去、緊急事態への対応手順の開発および実施ならびに汚染事故に対処するための保険またはその他の金融的保証に関する費用を含む、現行のおよび将来の環境およびその他規制要件に準拠するための多額の追加費用が発生する可能性もある。さらに当グループは、事業および船舶に関連する免許（国際的なおよび中国の規制当局により段階的に厳格化されつつある。）を定期的に更新しなければならない。現在、かかる免許が更新できるとの保証はなく、また免許更新費用の金額も確定できない。当社が、関連する免許を更新できないかまたは免許の条件に準拠するための費用を管理できない場合、当社の事業、財政状態および経営成績は重大な悪影響を受ける可能性がある。

検査手続の増加および輸出入管理の厳格化により、当グループの営業費用が増加し、当グループの事業に混乱が生じる恐れがある。

国際コンテナ輸送は、原産国、仕向国および積替地において、各種のセキュリティ検査、通関検査および関連手続（以下「検査手続」という。）を受ける。かかる検査手続により、コンテナまたは積載物が没収されたり、コンテナの荷積み、荷降ろし、積み替えまたは配送が遅れたり、輸出業者または輸入業者（および場合により、当グループを含む輸送業者）に対して関税、罰金またはその他罰則が課されたりする可能性がある。

さらに、米国は、コンテナ船で輸送される米国向け貨物の積荷目録（マニフェスト）を米国外の港における積載時刻の24時間前に提出することを海上輸送業者に義務づける新制度を導入した。EUも同様の安全強化措置を検討しており、一部のEU加盟国では既に導入されている。2003年7月24日、欧州委員会は、共同体税関規則の設置に関するEC規則2913/92の改正案を提出した。同改正案では、貨物が税関に持ち込まれる24時間前に事前申告が行われなければならないとされている。同改正案は現在、EUの各機関により検討されており、関係者が立法プロセスに当たって意見を提出している。米国のかかる制度およびEUの新制度案が可決された場合、輸送業者の営業費用は増加し、定期貨物船サービスの柔軟性は制限されるものと考えられる。

労働の中断により事業に混乱が生じる恐れがある。

当グループの船舶の寄港地の大半において、当グループの業務は、船内荷役会社および船内荷役会社が雇用している外部の労働力に依存している。かかる外部の労働力に関してストライキまたはその他の労働不安があった場合、当グループの船舶の荷積みおよび荷降ろしが遅れまたは妨げられる可能性があり、時機を逸することなく解決に至らない場合には当グループの事業が重大な悪影響を受けるものと考えられる。かかる労働争議は、当グループが予測または制御できるものではない。

テロ対策の強化により、当グループの営業費用が増加し、事業に混乱が生じる恐れがある。

通関対テロ同盟の結成により、コンテナ輸送に関係する各部門は一層複雑化した状況に直面している。中国が海上人命安全条約（SOLAS条約）の改正ならびに国際航海船舶および国際港湾施設の保安規則を批准した後、テロ対策活動および業務リスクの関連費用は大幅に増加する可能性が高い。さらに、当グループの業務に過失があった場合には、当グループの船舶に対して多額の罰金および譴責処分が課される恐れがある。2003年7月のOECDの予測によれば、公海におけるテロ脅威からの保護のために新たに義務付けられる各種の安全対策により、輸送業者は130億米ドル以上の予備的投資が必要となり、コンテナ輸送業界全体では毎年730百万米ドルの追加支出が行われることとなるであろう。

さらに、米国国土安全保障省は、2004年7月1日付けで発効する国際海事機関の船舶および港湾施設の保安のための国際コード（以下「ISPSコード」という。）が2002年海上輸送安全法（以下「MTSA法」という。）に基づき外国港で実施されるテロ対策措置の有効性を評価する同省の指令を充足するものと判断した。同省の米国沿岸警備隊は、MTSA法のかかる側面の実施方法を概説している。米国沿岸警備隊の措置に基づき、複数のチームが港湾地域（米国国外の港湾を含む。）を視察してかかる施設において実施されているテロ対策措置を評価しなければならない。評価チームが立入りを拒否された場合には、米国沿岸警備隊は、当該港湾に寄航した船舶に強制執行措置（米国領海への入域の拒否を含む。）を発動することができる。ISPSコードに準拠していないと判明した港湾についてもまた措置が講じられる可能性がある。MTSA法に従い、国家には、ISPSコードに準拠するための猶予期間としてかかる通知から90日の期間が与えられている。かかる期限後も是正措置が採られない場合には、当該国の港湾から米国に到着する船舶には追加的措置が講じられる可能性があり、当該国の非準拠の程度が重大である場合には直ちにかかる追加的措置を講じることができる。かかる措置には、とりわけ、入港前の海上乗船、当該船舶の移動の管理、武装護衛、包括的安全検査および入港拒否

が含まれることがある。かかる措置は、当該国がISPSコードに準拠したことを示すまで継続する。当グループが営業する港湾がISPSコードに準拠することを保証することはできない。2004年7月1日以降、当グループがISPSコードに準拠していない港湾で業務を行い、当グループの船舶が米国沿岸警備隊の措置の対象となった場合には、当グループの営業費用が増加し、事業が混乱する恐れがある。

さらにISPSコードは、2004年7月1日付けで、各船舶が「船舶保安計画」を採用し、管轄規制当局に提出することを求めている（ただし、一定の例外（船舶のサイズの最低閾値を含むがそれに限定されない。）に服する。）。米国においては、他の根拠で適用免除を受けていない外国籍の船舶は、とりわけ当該船舶が有効な国際船舶保安証書を有する限り、米国沿岸警備隊に対する船舶保安計画の提出要件を免除される。船舶の船主（現在、当グループの船団に属する当グループが定期傭船している一定の船舶の船主を含む。）がかかる要件の遵守に責任を有する。最近情報確認日現在、当社取締役は、当グループが所有するかまたは裸傭船している船舶のうち49隻が既に当該要件を遵守しており、さらに4隻が2004年7月1日までに遵守すると思料している。かかる要件の期限が迫っていることを鑑みて、当グループは現在、当グループが定期傭船している船舶の第三者船主に対して、現在の遵守状況または遵守予定に関する確認を求めている。米国沿岸警備隊によれば、2004年7月1日以降、当該要件に違反する船舶は一連の遵守・統制措置を受け、寄航拒否または他の重大な遅延につながる可能性があるため、当該要件の時宜に適った準拠が重要となる。当グループが定期傭船する船舶が当該要件を遵守していない場合には、技術上は当グループが遵守に責任をしてはいないものの、かかる船舶が遅延またはその他制裁を受ける可能性がある。当グループの船舶のすべての船舶（特に定期傭船された船舶）が2004年7月1日の期限前に、当該要件を遵守していると保証することはできない。船舶が当該要件に違反する場合、遅延またはその他の制裁を受ける可能性があり、その結果当グループの事業が重大な悪影響を被る恐れがある。

当グループの保険費用が増加し、将来において保険の完全補償を受けられない可能性がある。

当グループの保険費用は増加する可能性があり、その場合には当グループの営業費用全般が増加する。さらに、保険費用が増加すれば当グループは補償上限額を引下げ、または補償範囲の縮小に合意せざるを得ない可能性があり、さらに、保険契約の購入もしくは更新を行えるかまたは商業的に有利な条件で行い得る保証はない。当グループが一定の事故または災害の発生に関する保険補償の範囲を縮小せざるを得ないかまたはかかる保険補償の購入もしくは更新ができない場合、当グループは、かかる事故または災害の発生で損害を被った場合には多大な損失に晒される恐れがある。

当グループに関するリスク

当グループは過去に営業損失を計上しており、引続き営業損失を計上する可能性がある。

当グループは、1997年に業務を開始して以来、2000年および2003年を除いて毎年営業損失を計上してきた。かかる営業損失が再発しないとの保証はできず、また当グループが将来において収益の成長を生み出し、収益性を維持できると保証することもできない。当グループの経営成績は、いくつかの要因（その多くは当グループには制御できない。）の結果、変動することがある。かかる要因には、とりわけ、コンテナ輸送産業の循環性および当グループのサービス販売先市場の成長率が含まれる。当グループが収益性を維持できない場合には、当グループの株価が影響を受ける可能性がある。

政府による外国為替管理または為替レートの将来的変動が、当グループの財政状態および経営成績に悪影響を及ぼす可能性がある。

当グループは国際的な事業展開をしており、主に米ドルをはじめとする各通貨から発生する為替リスクに晒されている。2003年の当グループの収益の約90.4%および約9.6%が、それぞれ外貨建ておよび人民元建てであった。2003年の営業費用の約73.8%は外貨建てであり、約26.2%は人民元建てであった。かかる状況において、人民元の切上げは当グループの収益および利益に多大な影響を与える可能性がある。

人民元の価値は中国政府の政策の変更に伴い変動し、また国内外の経済および政治的状況ならびに現地市場における需給状況にも大きく左右される。

1995年以降、人民元の外貨（香港ドルおよび米ドルを含む。）への交換は、中国人民銀行が設定したレートに基づいて行われきた。当該レートは、前日の銀行間外国為替市場および世界金融市場の現在の交換レートに基づいて、毎日設定される。1995年以降、1997年から1998年にかけてのアジア金融危機の期間においても、人民元の対米ドルの公式交換レートは、全般的に安定していた。しかしながら、かかる為替レートが将来においても安定しているとの保証はできない。中国政府は、再三にわたり、人民元の安定を維持するとの意図を述べているが、人民元の価値が上昇したり、貿易相手国の懸念に対処するためのその他の措置が導入されないとの保証はない。人民元の価値が上昇すれば、中国の財貨の価格競争力が削がれ、中国の輸出は減少するものと考えられる。

また、人民元の切下げが行われないとの保証もない。当グループの利益および配当は人民元建てで表示されている一方、H株式の所持人に対して宣言される配当は当社により香港ドル建てで決済されることから、人民元が切下げられた場合、H株式の投資価値およびH株式の現金配当の価値に悪影響が及ぼされる恐れがある。さらに、人民元の切下げは、当グループの外貨建て営業費用の決済能力にも影響し、将来の資本的支出（2004年から2007年にかけて当グループが購入に合意している、主に米ドル建てであるが支払が人民元で行われる船舶の大半の購入費用を含む。）の増加につながるであろう。人民元の切下げにより、当グループの営業費用全般も増加する可能性がある。かかる影響は、当グループの事業、財政状態および経営成績に悪影響を与え、当グループの収益および利益に重大な影響を及ぼすであろう。

さらに、資本勘定における当社の外国為替取引（外貨建て債務に関する元本支払を含む。）は、依然として大幅な外国為替管理の対象となっており、また、国家外国為替管理局の承認を取得しなければならない。かかる制約は、当グループの借入や株式発行による資金調達能力または資本的支出のための外貨調達能力に影響を与える恐れがある。中国の現行の為替規制に従い、当社はグローバル・オファリング完了後、外貨で配当金を支払う際に、一定の手続上の要件に準拠していれば国家外国為替管理局の事前承認を得る必要はない。ただし、外貨での配当金支払に関する上記の外国為替政策が継続するとの保証はできない。

現行の外国為替制度のもとでは、特定の事業による需要を全額満たすための十分な外貨が一定の為替レートで利用可能であるとの保証はない。さらに、利用可能な外貨が不足した場合、当社のH株式の配当金支払能力またはその他の外貨需要を充足する能力が制限されないと保証することもできない。

当グループは、国際的に業務拡大を継続する可能性が高いため、米ドル、人民元およびその他通貨間の為替レートの変動に対するエクスポージャーならびに経済、政治または政策要因の変更による外貨の利用可能性に関する不確実性が増加する恐れがあり、それにより当グループの事業、財政状態および経営成績が重大な悪影響を受ける可能性がある。当社は、為替エクスポージャーをヘッジするための契約を締結しておらず、当社が将来において商業的に合理的な条件でかかる契約を締結できるとの保証はない。従って、将来の一定の通貨および米ドル間での為替変動が当社の事業、財政状態および経営成績に重大な悪影響を及ぼすことがないと保証することはできない。

当グループがチャイナ・シッピング・グループとの関係を維持することができない場合、当グループの事業が影響を受ける可能性がある。

当グループは、1997年にチャイナ・シッピングにより創設されたため、同社およびチャイナ・シッピング・グループと密接な事業上の関係を維持している。例えば、チャイナ・シッピング・グループは現在、当グループといくつかの供給およびサービス取決めを維持しており、かかる取決めは、当グループの事業および業務にとって、個別的に重要であり、かつ全体的には不可欠である。かかる取決めは以下のサービスを含むが、これらに限定されない。すなわち、(i)チャイナ・シッピング・グループは、中国国外の市場の大半ならびに香港（ならびに中国国内の汕頭、北海、防城および湛江を含む４つの小規模市場）において、当グループに販売代理サービスを提供している。(ii)2004年３月31日現在、当グループは、コンテナの約47.7%をDFI（チャイナ・シッピング・グループの傘下企業）からリースしている。(iii)当グループは、当グループ所有の船舶および裸傭船において当グループが必要とする船員の提供契約をチャイナ・シッピング・グループと締結している。かかる取決めの詳細については「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－関連取引」を参照されたい。当グループとチャイナ・シッピング・グループとのかかる商業的取決めの１つ以上が解除されまたはかかる取決めの条件が変更された場合、かかる商品またはサービスを直ちに置換できない可能性があり、また代替供給業者または代替サービスが直ちに見つかった場合でも、チャイナ・シッピング・グループの傘下企業により現在提供されている条件より不利な条件を申入れられる可能性があるため、当グループの事業は影響を被る恐れがある。チャイナ・シッピングの関連取引の取決めの解除権に関して、チャイナ・シッピングは、当初３年間は関連基本契約の解除権は有さない。かかる３年間の終了後は、チャイナ・シッピングは３ヵ月の書面による事前通知により関連基本契約を解除することができる。さらに、チャイナ・シッピング・グループとの商標ライセンス契約に基づき、チャイナ・シッピング・グループが当グループの支配株主でなくなるような持分の変動があった場合、当グループはチャイナ・シッピング・グループの商標使用権を喪失する。

当グループの主要顧客からの注文の停止または大幅な減少は、当グループの売上高の大幅な減少につながる恐れがある。

2003年12月31日に終了した３年間の各年度において、当グループの最大顧客はチャイナ・シッピング・グループの傘下にある１社であった。2001年、2002年および2003年におけるチャイナ・シッピング・グループの当該傘下企業への売上高は、当グループの当該年度における売上高のそれぞれ約7.3%、約9.8%および約8.6%を占め、かかる３年間、当該企業１社は北米における当グループの最大顧客であった。将来において、チャイナ・シッピング・グループが当グループの輸送サービスの購入を中止するかまたは従来より購入量を減らすかまたは購入形態を変更する場合、当グループの売上高が大幅に減少し、事業が悪影響を受ける恐れがある。さらに、チャイナ・シッピング・グループが当グループから輸送サービスの購入を中止するかまたは購入量を大幅に削減した場合に、当グループが、同程度の他の顧客（または当グループのサービスを同等の条件で購入する者）を見つけるかまたは時期を逸することなく見つけることができると保証することはできない。

譲渡制限期間後のCSDC権の行使により、当社の支配株主に変更があり、当グループに重大な悪影響が及ぶ可能性がある。

2002年９月９日、譲渡契約に基づき、CSDC（最新確認日現在の同社の持分の約50.5%をチャイナ・シッピングが所有。）は、当社に対する25.0%の株式持分を、対価１人民元でチャイナ・シッピングに譲渡した。さらに、チャイナ・シッピングは、CSDCとチャイナ・シッピングの間で合意される条件（譲渡株式数およびかかる譲渡の対価を含む。）に基づき、当社に対する株式持分の全部または一部をCSDCに売却するようチャイナ・シッピングに対して請求する権利をCSDCに付与した。

2004年１月10日、CSDCは、譲渡制限期間の終了前にCSDC権を行使しないことをチャイナ・シッピングに対

して確認した。CSDCがCSDC権を譲渡制限期間の終了後に行使する場合、チャイナ・シッピングとCSDCとはCSDCが提案する株式譲渡の条件を交渉することとなる。CSDCとチャイナ・シッピングとの間で譲渡の条件につき合意がなされたと仮定した場合、チャイナ・シッピングに代わりCSDCが当社の支配株主となる可能性があり、さらに、当社の最大株主として、かつ同社の定款および適用法令に従って、CSDCは、当グループ全体の戦略および投資に関する決定を含む主要な政策決定に影響を及ぼすことができるようになる。CSDCの利害と当社の他の株主の利害とは相反する場合がある。従って、CSDCは、自らに有利であるが当社の他の株主の最大の利益とはならない行為をなす可能性がある。

米国海事法に従って、当グループは、国営企業により過半数所有されているため、米国航路に適用できる料金、手数料、分類、規則または規制に関する一定の制約を受ける可能性がある。当グループの競合相手の一部はかかる制約を受けていないため米国市場においては競争的に優位な地位に立つ可能性がある。

国営企業であるチャイナ・シッピングが過去においてもまたグローバル・オファリング後も当グループに対する持分の過半数を支配しているため、当グループは、米国海事法の目的上、「国有輸送会社」に分類される。国有輸送会社は、米国連邦海事委員会の特別監督を受ける。

米国海事法に基づき、米国の港湾に運航する海運業者は、準非公開のサービス契約に基づき、または一般に確認できる運賃で、顧客に輸送サービスを提供することができる。米国海事法は、輸送業者が運賃および一定の契約条項の公開を要求している。運賃は、通常はインターネット経由で公開される。米国海事法に基づき、国有輸送会社は、運賃の値上げまたは値下げを30日前に発表しなければならない。当グループは、他の中国の国有輸送会社数社とともに、かかる要件を免除されており、発表直後に運賃を引下げることができるが、米国連邦海事委員会は、米国海事法の要件に従って当グループの免除を取消す権利を留保している。現在、当グループが米国海事法に基づく国有輸送会社に対する制約の免除を維持できるとの保証はない。さらに、米国海事法に基づき、米国連邦海事委員会は、通知または審問の後随時、米国連邦海事委員会が不公正または不合理と判断する米国航路に関する料金、手数料、分類、規則または規制の公表または使用を当グループをはじめとする国有輸送会社に禁止することがある。

当グループの米国航路は、収益の面で最重要航路の１つである。米国航路において料金、手数料、分類、規則または規制を変更する当グループの能力が制限された場合、米国航路における当グループの競争力が低下する恐れがある。

当グループの将来の成功は、成長を達成・管理する能力に依存している。

船舶の能力強化、当社が現在注力している地域および市場における事業拡大ならびに新たな地域および市場への事業拡大により継続的に成長を遂げることが当グループの戦略の主要な要素である。当グループの将来の成長はいくつかの要因（拡大の管理能力、必要な資金調達能力および業務の効率化の達成能力ならびにコンテナ輸送事業に影響する循環的または季節的要因を含むがこれらに限定されない。）に左右される。当社はかかる要因の一部を管理することができるが、制御不可能な要因もある。当グループは、成功裡に成長を管理し、業務を拡大することができない可能性がある。そのため、最終的に当グループの事業、財政状態および経営成績に重大な悪影響を受ける恐れがある。

業務が拡大を続けている限り、当グループは、業務の複雑化および営業地域の拡大に対処するために従業員数を増加させ、業務・財務システムの適用範囲を拡大する必要がある。当グループが、能力のある経営者と従業員を雇用し、誘致することができることまたは成長に伴っても現在の業務・財務システムおよび統制が適正であることを保証することはできない。それにより、最終的に当グループの事業、財政状態および経営成績が重大な悪影響を受ける恐れがある。

当グループの中核的な事業管理システムであるトレードシップ・システムが、当グループの拡大する事業に対処するには十分ではない可能性があり、また、当グループは、トレードシップ・システムのオペレーションに用いられるプログラム・アプリケーションを改変することができない。

当社取締役は、当グループが、事業の拡大によるニーズの増大に対応するために、中核的な事業管理システムであるトレードシップ・システムを将来においてアップグレードまたは修正しなければならない可能性があると思料している。トレードシップ・システムの機能には、とりわけ、当グループの顧客のための見積りおよび船積書類の作成、貨物予約データの管理ならびにコンテナの追跡が含まれる。トレードシップ・システムの修正は、同システムの３側面（ハードウェア、データベース・プラットフォームおよびプログラム・アプリケーション）のいずれかに関して行われる。当社取締役は、当グループがハードウェアおよびデータベース・プラットフォームのいずれかのアップグレードを行うことは可能と思料している。トレードシップ・システムは当初、当グループのニーズを満たすには不十分であったため、当グループがかかるシステムのハードウェア、データベース・プラットフォームおよびプログラム・アプリケーションをアップグレードした。

トレードシップ・システムのプログラム・アプリケーションについては、当グループが必要なソース・コードを所有しておらず、またトレードシップ・システムの開発メーカーがもはや営業していないため、当グループは同プログラムを改変することができない。その代わりに、当グループは適切な代替プログラムを探し出さなければならない。当グループが、自ら適当な代替システムを開発するかまたは商業的に合理的な条件で第三者から適当な代替システムを購入することができるとの保証はない。当グループの成長に伴い、トレードシップ・システムは必然的により大量のデータを処理しなければならなくなる。何らかの理由でトレードシップ・システムのアプリケーションが代替できない場合には、当グループの事業管理システムの通常の運用が悪影響を受ける恐れがある。その場合、当グループは、コンテナ、貨物の予約および顧客に関するデータおよび情報を生成・制御・管理・追跡する能力に影響を受ける。上記の事項を行うことができない場合には、当グループの事業、財政状態および経営成績が重大な悪影響を受ける恐れがある。

コンテナ輸送は資本集約的産業であり、当グループの将来の資金調達源および資金調達状況は不透明である。

当グループの事業は、多額の資本的支出およびその他の長期にわたる約定済みの支出（船舶の購入、建造および傭船に関するものを含むがこれらに限定されない。）を必要とする資本集約的産業に属する。2004年４月30日現在、当社は、24隻の船舶を購入するため発注している。かかる船舶は、2004年から2007年にかけて引き渡される予定である。2004年４月30日現在、かかる新造船購入のため478.1百万米ドルが支払済みであり、建造に関連する一定の工程の完了を条件としてさらに811.6百万米ドルが約定済みである。当グループは、さらに13隻の船舶を最大12年の契約期間にわたり賃借する予定であり、その定期傭船料として年間合計123.7百万米ドルの賃借料が支払われる。

当グループは、手許現金、営業から発生する現金、銀行の信用供与枠およびグローバル・オファリングの手取金を組合わせて、自らの約定ならびにその他の資本および営業費用の資金源とする予定である。グローバル・オファリングの完了直後、当社は、正味手取金のうちの3,000百万人民元を借入債務残高の一部の返済のために充当する予定である。信用供与または貸付を提供する関連金融機関は、貸付取決めのもとでの当グループの義務の適切な履行を保証することを保証人に求める可能性がある。当グループは、かかる保証を得られないかまたは商業的に合理的な条件では得られない恐れがある。

当グループは、期日到来時に債務を履行するために十分な現金および／または融資約定を有すると見込んでいる。ただし、営業活動から十分な現金を得られ、または必要な資金を調達でき、または関連資金調達取決めについて必要な保証を得られ、またはかかる資金調達が当グループに有利なもしくは当グループの予測に合致した金利水準およびその他の条件で提供されるとの保証はない。当グループは、2001年および2002年に年間営業損失を計上しており、将来において、特にコンテナ輸送産業が低迷した場合には、営業から十分なキャッシュ・フローが生み出されるとの保証はない。当グループがかかる船舶の購入を完了させるために必要な資金調達を確保できない場合には、船舶購入契約に基づく義務の履行または他の資金調達要件の充足

が不可能となる可能性があり、当該契約に基づき違約金を課されることがある。かかる違約金の支払は当グループの事業、財政状態および経営成績に悪影響を及ぼす恐れがある。

将来の資金調達要件を充足するため、当グループは、追加株式の発行を含む他の外部資金源も検討することがありえ、追加株式が発行された場合には当社に対する株主の持分は希薄化する。

当グループは船団の約31.4%(TEUベース)を3年以内に契約が終了する傭船契約に従って傭船しているため、傭船料の変動により当グループの費用が増加し、競争力が低下する可能性がある。

2004年4月30日現在、当グループは、当グループの船団のTEUベースの積載量の約62.1%(総積載量では約133,871TEU)を傭船している。2004年4月30日現在、当グループの現在の船団積載量のかなりの割合(TEUベースで約31.4%)は、3年以内に期限の到来する傭船契約のもとで保有されている。過去2年間と比較して現在の傭船料が比較的高いため、当グループは、傭船契約の更新または新たな傭船契約による船舶の交換を行う際に費用が増加し、当グループの経営成績が悪影響を受ける可能性がある。傭船費用は、2003年の当グループの営業費用の16.2%に相当した。当グループは、また、約92,000TEUの総積載量を有する13隻の船舶を追加的に定期傭船することに条件付で合意した。傭船料は、コンテナ輸送料の動向に類似した動向を示す傾向にあるものの、当グループが常に運賃の値上げで傭船料の上昇分を回収できると保証することはできない。

当グループの経営成績は、上級業務執行者または経験豊富な従業員の退職により悪影響を被る可能性がある。

当グループは、成功に必須である戦略的方針の設定および事業の管理に関して、上級業務執行者に依存している。さらに、継続的な成功はまた、経験豊富なコンテナ輸送の専門家を多数誘致し、雇用する能力にも左右される。当グループの経営陣が退職し、当グループが十分な人数の経験豊富な人材を採用・留保することができない場合には、当グループの業務および収益性が重大な悪影響を受ける恐れがある。

当グループのレバレッジは当グループの拡大能力に影響を及ぼすことがあり、金利の上昇は当グループの資金調達費用に悪影響を与え、それにより当グループの事業が影響を受ける可能性がある。

融資契約に基づき期限返済を行い、将来において資金調達取引を行う能力は、とりわけ、当グループの将来の経営成績および債務の借換能力(必要な場合)に依存する。当社取締役の現在の意向に基づき、当社は、純手取金のうち3,000百万人民元を借入債務残高の一部の返済に充当する計画である。当グループは、また、業務資金を調達するために新たな借入れを行わなければならない。その結果、当グループは、キャッシュ・フローのかなりの割合を債務返済に割当てなければならない可能性がある。これにより、必要な設備投資を行い、事業機会を開発し、買収を行う当グループの能力が損なわれる恐れがある。将来において、当グループの事業から債務返済および必要な設備投資のために十分な営業キャッシュ・フローが生み出されるとの保証はなく、十分なキャッシュ・フローが得られない場合、当グループは、追加融資を求め、資産の一部を処分し、または債務の一部もしくは全部の借換えを図ることがありうる。かかる代替手段を実施できるかまたは満足のいく条件で実施できるかまたは既存もしくは将来の融資取引の条項に違反することなく実施できるかという点の保証はない。さらに、担保付長期借入に関連して当グループが一定の債権者に担保権を設定した資産は、造船費用の一部または全部を当該借入の手取金により資金調達している船舶である。かかる担保付貸付の条項に従って、当グループが返済義務を果たせない場合は、債権者は担保船舶に対する権利を行使することができ、当グループはかかる船舶を失う可能性がある。債権者によるかかる行為は、当グループの事業に悪影響を及ぼすことがある。

当グループの借入金は変動利付であり、その指標金利の変動に関して当グループは金利リスクに晒されている。支払利息が増加した場合、当グループの資金調達費用は重大な悪影響を被る恐れがあり、それにより当グループの事業が影響を受ける可能性がある。当グループは、現在、金利リスクのヘッジのための約定は

有していない。当グループがかかるヘッジ契約の締結を決定した場合、商業的に合理的な条件でヘッジ契約が締結でき、またはかかる契約が締結された場合にも金利リスクから完全に保護されると保証することはできない。

当グループの将来の正味流動負債が2001年および2002年の水準まで再上昇する場合には、当グループの業務が重大な悪影響を受ける恐れがある。

2001年12月31日および2002年12月31日終了年度において、当グループは、それぞれ約20億人民元および約21億人民元の正味流動負債を計上していた。当グループの正味流動負債ポジションが将来において再びかかる水準に達しないと保証することはできない。正味流動負債がかかる比較的高い水準に達した場合には、当グループの流動資産が短期債務の期限返済のために不十分となる可能性があり、従って、当グループの短期債務の債権者は、短期融資取決めの違反について当グループに対して広範な法的措置（当グループの傘下企業の解散を含むがそれに限定されない。）をとる可能性がある。当グループが流動負債の充足のために固定資産の売却を決定した場合、かかる資産が市場価値以上で売却できる保証はない。上記事項のいずれも、当グループの業務に重大な悪影響を及ぼし得る。

損失および法的責任のリスクが保険の補償範囲を超える可能性がある。

海上事故・災害による損失は、悪天候、衝突、座礁、火災、機械故障、人為的ミスおよび流出または漏出による汚染を含む様々な原因により発生する。そうした結果、第三者による請求が提出されることがある。かかるリスクに加え、船舶の運航はテロ行為および政治状況ならびに労働紛争、ストライキ、戦争およびその他要因の影響も受ける可能性がある。かかる事由はいずれも直接損失および法的責任、収益の喪失または費用増加につながり、当グループの事業、財政状態および経営成績に重大な悪影響を及ぼす恐れがある。

当グループに対して請求または法的責任が課された場合、当グループの資産は差押え、押収およびその他の司法手続を受ける可能性がある。2003年12月31日に終了した３年間に当グループはそれぞれ総額37.9百万人民元、44.4百万人民元および61.5百万人民元の保険料を支払った。当グループは、かかる保険契約の総額は十分であると思料しているが（当グループの保険に関する方針の詳細については、上記「第２－３．事業の内容－(1)事業－保険およびリスク管理」を参照されたい。）、かかる保険で上記の事由の一部または全部による損害の費用を補填でき、また当グループが商業的に合理的な条件でかかる保険を更新できるとの保証はない。

当グループは、2003年に米国の輸送規制当局に対して185万米ドルの和解金を支払っており、将来においても米国およびその他の法域において更なる制裁を受ける恐れがある。

当グループは比較的歴史の浅い会社であり、短期間のうちに多くの市場に進出し、米国を含む多くの法域における多数の複雑な法令に関する理解を徐々に構築しつつある。最近、当グループは、米国海事法に違反したとして、米国においてサービスを行う輸送業者の競争環境を監督する米国の独立規制委員会である米国連邦海事委員会の調査を受けた。米国連邦海事委員会は、当グループが、契約当事者ではない輸送業者に違法にサービス契約を利用させて料金サービス契約に規定される適用料金・手数料未満で輸送サービスを提供し、商品の虚偽分類を行い、最少引受量約定および約定損害賠償金に関するサービス契約規定を実行しなかったとして、米国海事法第10条(b)(1)に違反したと主張した。さらに、米国連邦海事委員会は、当グループが、公表した料金に従わずに輸送サービスを提供したとして米国海事法第10条(b)(2)(A)に違反し、また米国海事法により要求される料率、免許または保証を有さない海運仲介業者とサービス契約を締結し、かかる仲介業者に輸送サービスを提供したとして米国海事法第10条(b)(11)および同法第10条(b)(12)に違反したと主張した。米国海事法に基づいて、当グループは同法不遵守により違反毎に60,000米ドル以下の民事罰（１日毎に別の違反行為を構成する。）に服する可能性があった。2003年９月に、当グループが185万米ドルの支払

に合意したことで、当グループと米国連邦海事委員会とは調査についての解決を見た。当グループが様々な市場で適用される法令に違反すれば、当グループは、罰金またはその他の制裁（一定の港湾への寄航権の停止または解除を含むがそれらに限定されない。）を受ける可能性がある。当グループがかかる制裁を受けた場合には、財務成績が悪影響を受ける恐れがある。

当グループは、実績判定期間にわたり低率の実効企業所得税を享受してきたが、将来において、実効企業所得税率が上昇する可能性がある。その場合、当グループの収益性および経営成績は悪影響を被るであろう。

中国の企業所得税に関する暫定規則のもとで、当グループは、課税所得に対して33％の税率で企業所得税を支払わなければならない。ただし、現行の法律、行政規則または国務院が公布したその他関連規則により免税期間が規定されている場合は除かれる。当グループの一部の傘下企業がチャイナ・シッピングとの連結納税申告を行ったため、当グループにとっての、実績判定期間における実効企業所得税率は、実際には33％より大幅に低いものとなった。2001年および2002年、当グループは実質的に企業所得税を支払っておらず、2003年における当グループについての実効企業所得税率はわずか0.7％であった。2004年１月１日現在、当グループの傘下企業はチャイナ・シッピングとの連結納税申告を行っていない。しかしながら、主に当グループの一定の傘下企業に適用される免税期間により、当社取締役は、当グループにとっての実効企業所得税率は2004年においても依然として33％より低いものとなる（約16.9％と推定される。）と予測している。将来において、当グループの免税期間の適用を受ける資格およびベースとなる中国の税規則が変更される可能性がある。従って、将来においても当グループの実効企業所得税率が現行のような低率に留まると保証することはできない。当グループの相対的な税負担が増大すれば、収益性および経営成績は悪影響を被ると考えられる。

中国に関するリスク

中国の経済・政治環境および中国政府の経済統制政策の変動により、当グループの事業、経営成績および財政状態は悪影響を被る可能性がある。

中国経済は、構造、政府による介入、発展の水準、成長率、資本の再投資、資源の配分、インフレ率および国際収支ポジション等の点において経済協力開発機構（OECD）加盟諸国の大半の経済とは異なっている。1978年以前には、中国経済は計画経済であった。1978年以降、中国経済の発展のために市場原理を利用することに一層の重点が置かれてきている。経済発展に関して、中国政府は国家年次計画および国家５ヵ年計画を策定している。中国の産業生産のかなりの割合は依然として国営企業によるものであるが、全般的にいって、中国政府は、国家計画およびその他の措置による経済の直接統制の程度を減少させつつある。資源の配分、生産、価格設定および経営等の分野においては一層の自由化・自律化が進み、「市場経済」および企業改革へと重点が段階的に移行しつつある。限定的な価格改革も実施され、その結果、一定の日用品価格は主に市場原理により決定されている。改革の多くは前例がないかまたは実験的なもので、かかる実験の結果に基づき改正、変更または廃止される可能性がある。中国政府が経済改革政策を追求し続けると保証することはできない。中国政府が採択する経済改革措置は、必ずしも当グループに利益をもたらすとは限らない。

当グループの経営成績および財政状態は、政治、経済および社会情勢の変化、ならびに法令（または法令の解釈）の変更、インフレ抑制のために導入されることのある措置、税率または課税方法の変更、通貨交換に対する追加規制および輸出制限の強化等の中国政府の関連政策の変更により悪影響を被る可能性がある。さらに、中国における現在の経済活動のかなりの部分は輸出指向型であり、従って、中国の主要貿易相手国の経済情勢および他の輸出指向経済国の状況に影響される。

中国の法制度は完全には発展していないため、当グループが受けられる法的保護を制限する不確実性が内在する。

中国の法制度は、成文法および全国人民代表大会常任委員会によるその法的解釈に基づくものである。過去の裁判所の判例は参照のために引用されるが、先例としての価値は制約されている。1979年以降、中国政府は包括的な商法の体系を開発しており、海外投資、企業組織および企業統治、通商、税制および貿易といった経済的な問題に対処する法令の導入にはかなりの進捗が見られる。しかしながら、かかる法令は比較的新しいものであり、公表された判例の数が限られており、かつかかる判例に先例拘束性がないため、これらの法令の解釈および執行は不確実性を伴う。

当社は中国本土以外の地域でH株式の公募および上場を行っているため、当社は海外上場中国企業に適用される中国の規則の適用を受ける。かかる規則は、当該中国企業の定款に含めなければならない一定の規定を含み、当該企業の社内業務を規制することを意図している。中国法およびかかる規則は一般に、また株主の権利および情報の入手権の保護のための規定については特に、香港、米国およびその他の先進国・地域で設立された企業に適用される法令および規則と比べ発展途上にある。このように投資家保護は限定的であるが、この点は必須条款に記載される株主の権利に関する規定により部分的に緩和されている。かかる必須条款と上場規則により課される追加要件とは、香港で上場するすべての中国企業の定款に組み込まれなければならないものとされている。当社の定款はかかる条項および要件を組み込んでいるが、当社株主は他法域で享受することのある保護を受けられない可能性がある。

H株式の保有者が現在受けられる配当所得の非課税措置は将来において継続しない可能性がある。

中国の現行の税法、規制および規則に基づき、中国の非居住者である個人または中国に恒久的施設を有さない外国企業であるH株主の保有者に対して当社により支払われる配当は、現時点においては中国の所得税の適用を免除されている。加えて、個人または企業のH株式の売却その他の処分によって実現される収益についても、現時点においては中国の所得税の適用を免除されている。しかしながら、将来においても、かかる配当または収益が予定所得税または個人所得税の課税対象とならないと保証することはできない。その場合、H株式の保有者は、予定所得税または個人所得税（適用ある租税条約により減免されない限り、現行税率20%）を課されることがある。

当社または中国国内に居住する当社取締役もしくは業務執行役員に対して送達を行うこと、または中国国外の裁判所の判決を中国国内で当社またはかかる者に対して執行することが困難である恐れがある。

当社は中国で設立された株式会社である。当社のすべての取締役（社外非業務執行取締役１名を除く。）、監査役および上級業務執行者は中国に居住しており、当社およびかかる者（ラウ・ワイ・イプ氏を除く。）の資産の多くは中国国内に所在する。従って、投資家が、中国国内のかかる者に対して送達を行うこと、または中国国外の裁判所の判決を中国で当社もしくはかかる者に対して執行することが不可能であることがありうる。中国は、英国、米国、日本またはその他のほとんどの西側諸国または香港の裁判所の民事判決の承認・執行に関する条約または協定を締結していない。従って、かかる法域で得た判決を中国で承認・執行することは不可能となることがある。

当社定款においては、H株式の保有者は、当社定款、中国会社法または当グループの業務に関する法律もしくは行政規則により付与されまたは課された権利または義務に関する当社、当社取締役、監査役、役員または国内株式の保有者に対する請求またはかかる者との間の紛争を、仲裁のため中国国際経済貿易仲裁委員会または香港国際仲裁センターに提出しなければならないと規定されている。さらに、当社定款では、仲裁判断は全当事者にとって最終的かつ拘束力を有するものと規定している。中国国際経済貿易仲裁委員会の仲裁規則（2000年９月５日付けで改正、2000年10月１日付けで効力発生。）に従って、同委員会は香港に関連する紛争に対する管轄権を有する。

中国は、外国仲裁判断の承認および執行に関するニューヨーク条約（以下「ニューヨーク条約」という。）の調印国であり、それにより、他のニューヨーク条約の調印国に所在する仲裁機関による仲裁判断を中国において相互執行することが可能となっていた。1999年６月18日、仲裁裁定の相互執行について香港と中国の間に協定がなされた。かかる新たな協定は、中国最高人民法院および香港立法評議会において承認され、2000年２月１日に発効した。

当社定款の概要は、本書の「第１－１．会社制度等の概要－(2)提出会社の定款等に規定する制度」を参照されたい。

５．経営上の重要な契約等

以下の契約（通常の営業過程において締結された契約以外のもの）は、本書の日付けに先立つ２年以内前に当社または子会社が締結したもののうち、重要性が高いかまたは高いと思われるものである。

(a) 当社がCS（香港）の発行済株式資本のすべてを対価１百万香港ドルにて現金で取得することに関して当社とCS（香港）ホールディングスとの間で締結された2003年10月15日付けの売買契約

(b) 当社がCSアジアの発行済株式資本のすべてを対価50,000米ドルにて現金で取得することに関して当社とCS（香港）ホールディングスとの間で締結された2003年10月15日付けの売買契約

(c) 当社がチャイナ・シッピング・コンテナ・ストーレジ（大連）コ・リミテッドに対する10%の持分を対価800,000人民元にて現金で処分することに関して当社とチャイナ・シッピングとの間で締結された2003年10月20日付けの持分譲渡契約

(d) 当社がチャイナ・シッピング・グローバル・フレート・コ・リミテッドに対する12.5%の持分を対価10百万人民元にて現金で処分することに関して当社とチャイナ・シッピングとの間で締結された2003年10月20日付けの持分譲渡契約

(e) 当社がキンドンファン・コンテナ（青島）コ・リミテッドに対する20%の持分を対価２百万人民元にて現金で処分することに関して当社とチャイナ・シッピングとの間で締結された2003年10月20日付けの持分譲渡契約

(f) 当社がチャイナ・シッピング・ストーレジ（上海）コ・リミテッドに対する21.74%の持分を対価10百万人民元にて現金で処分することに関して当社とチャイナ・シッピングとの間で締結された2003年10月20日付けの持分譲渡契約

(g) 当社がチャイナ・シッピング・ポート・ディベロップメント・コ・リミテッドに対する4%の持分を対価40百万人民元にて現金で処分することに関して当社とチャイナ・シッピングとの間で締結された2003年10月20日付けの持分譲渡契約

(h) 当社がCSロジスティクスに対する3.96%の持分を対価19.8百万人民元にて現金で処分することに関して当社とチャイナ・シッピングとの間で締結された2003年10月20日付けの持分譲渡契約

(i) 「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－関連取引」の項で述べている、チャイナ・シッピングが数件の商標を当グループに対価１人民元にて現金で実施許諾することに関して、当社とチャイナ・シッピングとの間で締結された2004年４月26日付けの４件の商標ライセンス契約、2004年５月10日付けの補足契約および2004年５月10日付けの１件の商標ライセンス契約

(j) 「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－関連取引」の項で述べている、当社が上海プハイに対して500百万人民元の資本注入を行うことの条件付合意に関して、当社とCSロジスティクス、チャイナ・シッピング・エージェンシー、CSIおよび上海プハイとの間で締結された2004年５月10日付けの上海プハイ資本注入契約

また、以下の契約は、2004年６月３日付けで当社とその他の当事者間で締結される。

(k) 「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－競合取引禁止」の項で述べて

いる、チャイナ・シッピングが当社のために競合取引を行わないことを誓約することに関して、当社とチャイナ・シッピングとの間で締結される競合取引禁止契約

(l) 「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－関連取引」の項で述べる、チャイナ・シッピングが当社のために一定の事実表明、保証および補償を提供することに関して当社とチャイナ・シッピングとの間で締結される保証および補償証書

(m) 「第一部－第１－１．株式の募集－(3)株式の引受け－グローバル・オファリングの構造」の項で述べる、香港引受人が香港を引き受けることに関して、当社、売出株主および香港引受人の間で締結される香港引受契約

６．研究開発活動

該当事項なし。

7．財政状態及び経営成績の分析

一定の連結財務および営業データ

以下に記載する一定の連結財務データは、2001年、2002年および2003年の12月31日現在および同日終了した３年間の当グループの連結財務情報(以下「当財務情報」という。)から抽出したものである。当財務情報は、「第６－１．財務書類」に含まれる会計士報告書に記載されている。同項に詳述されているように、当財務情報は、香港で一般に公正妥当と認められた会計原則に従って作成されており、香港公認会計士協会が発行する会計基準書に準拠している。

投資家は、これら一定の連結財務データを「第６－１．財務書類」の記載および以下の「財政状態および経営成績に関する経営陣の討議および分析」における議論とともに読むべきである。

連結損益計算書

下表は、2003年12月31日に終了した３年間の当グループの連結損益計算書の概要を示している。

（単位：千人民元）

	12月31日終了年度		
	2001年	2002年	2003年
売上高	7,795,445	10,522,234	15,276,163
営業費用	(8,801,292)	(10,528,540)	(13,009,891)
売上総利益（損失）	(1,005,847)	(6,306)	2,266,272
一般管理費	(75,477)	(219,731)	(406,864)
営業利益（損失）	(1,081,324)	(226,037)	1,859,408
財務費用純額	(276,000)	(383,333)	(459,447)
持分法による投資利益	7,072	4,128	6,957
税引前利益（損失）	(1,350,252)	(605,242)	1,406,918
税金費用	12,721	10,196	(9,573)
当期利益（損失）	(1,337,531)	(595,046)	1,397,345
少数株主損益	(885)	(2,041)	(14,473)
株主帰属利益（損失）	(1,338,416)	(597,087)	1,382,872
基本１株当たり利益（損失）（単位：人民元）	(0.74)	(0.32)	0.46

財政状態および経営成績に関する経営陣の討議および分析

投資家は、以下の討議および分析を、「第６－１．財務書類」に記載の2001年、2002年および2003年の各12月31日に現在のおよび同日終了した３年間の当グループの連結財務情報とともに読むべきである。財務情報

を除き、本項に表示した当グループの財務情報の他の部分は、当グループの未監査経営決算書またはその他の記録から抽出されたかまたはそれらに基づいている。投資家は、「第6．経理の状況」に記載される会計士報告書全体を読むべきであり、単に本項に記載の情報のみに依拠すべきではない。

業界の動向

当グループの経営成績および財政状態は、一定の業界動向ならびに国際的な経済および地政学的要因に大きく影響され、その中には下記事項が含まれる。

● 海運業界の景気循環性は、世界経済と連動している

コンテナ輸送業界は、歴史的に景気循環性が強く、コンテナ輸送サービスの需給関係の変化により、収益性および資産価値は変動する。こうした景気循環性は歴史的に、世界経済の状態を後追いする指標となっている。コンテナ輸送サービスに対する需要の世界的な減退および／または供給の増加が、過去において、当グループの海運貨物取扱量の減少と運賃値下げにつながった。

● 中国と世界貿易機関（WTO）

当社取締役は、中国のWTO加盟は当グループの事業にいくつかの影響を及ぼしうると考えている。第一に、当グループが運搬する貨物の輸送料金が値下げされるにつれ、中国から輸出される貨物量が増えることが見込まれる。第二に、外国人投資家の間で中国に対する関心が再び盛り上がり、その結果、中国の景気が上向き、中国国内の輸入品に対する総需要が増加することが期待される。

● 中国の貿易水準

当グループの定期船収益の大半は、中国からの、または中国へまたは中国国内の貨物輸送から得ている。よって、当グループの輸送量および収益は、中国の国内および国際貿易の水準に大きく依存している。

● 船舶の大型化

コンテナ輸送業界では、より大きな船舶を使用することがトレンドとなっている。船舶の大型化は、能力の拡大とスピード化につながるためコンテナ当たりの固定費を減らす結果となる。当グループは、競争相手と同様に、その船隊に属する船舶の平均TEU容量を引き続き増やしている。

● 外貨リスクおよび中国の貿易水準への影響

当グループは国際的に事業を展開しており、さまざまな通貨の特に米ドルに対する為替変動リスクに晒されている。人民元は目下、中国政府により米ドルに対し狭い取引幅に固定されている。しかし、中国政府が近い将来、米ドルおよび他の通貨に対する人民元のレートを変更する決定を下すことが予想されている。当グループは、その為替リスクをヘッジするための契約を結んだことはない。当グループの資本取引のもとでの外貨取引（外貨建て債務にかかる元本返済を含む。）は、しかるべき政府による事前為替管理許可制に服している。さらに、当グループの財務実績は、（上で述べたとおり）中国の貿易水準に大きく影響されるため、人民元の価値が上昇すれば中国国内で輸出用に製造される商品が割高となり、中国の貿易水準、そしてひいては当グループ事業にマイナスの影響を及ぼす可能性がある。

● 季節性

当グループの事業は、主な祝祭日、特にクリスマスに向かう季節に北米、ヨーロッパおよびオーストラリアにおける消費財需要が変動することが主な原因となって季節性が強い。ピーク期間は、当グループが営業するいくつかの市場において異なるが、北米および欧州／地中海航路は当グループにとって財務上の重要性が高いため、歴史的に、収益および営業利益は総じて、毎年上半期に減少する傾向にある。

表示の基準

本書の他の箇所に掲げる当グループの連結損益計算書、連結キャッシュ・フロー計算書および連結株主持分変動表ならびに本項に掲げる関連財務情報は、当グループを構成する企業の経営成績を2001年１月１日か

ら2003年12月31日まで（またはこれより短い場合には、当該企業の設立日以降）の期間にわたって表示している。本書の他の箇所に掲げる当グループの連結貸借対照表および本項に掲げる関連財務情報は、（これら各日に設立済みであったすべての企業について）2001年、2002年および2003年の各12月31日現在の当グループの財政状態を表示している。

本組織再編に従い、当社はCS(香港)およびCS（アジア）のすべての発行済株式を、2003年10月15日にチャイナ・シッピングの他の子会社より取得した。当グループの連結財務書類および関連財務情報は、これらの会社の各設立日からの業績を合併会計に基づき、あたかもこれらの会社が通期にわたって当グループの一部であったと仮定して含んでいる。

資本的支出

当グループは資本集約型の産業に属しており、船舶の購入および傭船に関連するものを初めとして、多額の資本的支出およびその他長期の資本的支出の約定を要する。加えて、当グループは実績判定期間中に積極的に船隊を拡充することに努めた。その結果、実績判定期間の当グループの資本的支出は高水準である。当グループの資本的支出は同期間中、2001年度の3,152.7百万人民元（380.8百万米ドル）から2002年度には4,293.5百万人民元（518.5百万米ドル）へ、また2003年度には6,619.1百万人民元（799.4百万米ドル）に増えた。当グループの船舶の購入および傭船は、2001年度の資本的支出の約73.9%を占め、その割合は2002年度には79.8%および2003年度には85.1%に増加した。今後、当グループが船隊と輸送能力の拡充を続けることで、資本的支出は大幅に増えることが予想される。詳細については、「流動性および資金源ー資本的支出」を参照のこと。

一定の損益項目の説明

売上高

当グループはその売上高を主に国際および国内コンテナ海上輸送の運営・管理によって得ている。売上高の水準は、上で述べた業界動向に加え、下記を含むいくつかの要因によって影響を受ける。

● 運賃

当グループが貨物輸送に課すことのできる運賃もまた、年間の売上高に大きな影響を及ぼす。こうした運賃は、より広範な産業分野とともに景気循環的に変動する。下表は、1999年から2003年までの５年間の当グループのTEU当たりの年平均運賃の変化を示している。

	1999年	2000年	2001年	2002年	2003年
TEU当たりの平均運賃	3,743人民元 (452米ドル)	4,827人民元 (583米ドル)	4,238人民元 (512米ドル)	4,341人民元 (524米ドル)	5,239人民元 (633米ドル)

年複利増加率約8.8%に相当する。

● 輸送量

輸送能力によって、売上高の上限は決されてしまうものの、当グループは実際、可能な限り多くの貨物を輸送することでその利用可能な能力を有効利用しなければならない。当グループが輸送した実入りコンテナの年間数量は、実績判定期間中、2001年度の1,804,560TEUから2002年度の2,392,642TEUそして2003年度の2,834,207TEUへと大幅に増加した。

● 船隊の能力

当グループの年間売上高は事実上、船隊の総積載能力によってその上限を決せられる。実績判定期間中に稼得された売上高の約98.5%は、定期船サービスによるものであった。TEUによって表した当グループの船隊の積載能力は、実績判定期間中に大幅に増大した。2001年末現在、当グループの船隊の積載能力は149,505TEUであったが、2002年末現在には168,330TEUとなり、さらに2003年末現在には198,490TEUとなった。当グループは長年にわたりその船隊の積載能力を２つの方法で増強してきた。その方法とは(i)船隊に属する船舶を（購入または傭船により）増やすことおよび(ii)より大型船を購入し、もしくは傭船することである。

● 運航する輸送航路の数および運航の頻度

コンテナ輸送サービスに対する需要およびその供給は世界の輸送航路の間で差があるため、また世界中に輸送できる輸送業者を求める顧客ニーズの高まりを受けて、当グループは、実績判定期間中、運航する航路の数を増やし、既に参入している一定の航路では運航頻度を高めるべく努力した。2004年３月31日現在、当グループは44の航路で国際輸送サービスを提供している。ちなみに、2001年12月31日現在では、当グループが国際輸送サービスを提供していた航路の数は33であった。

現在、当グループの売上は、２つの事業セグメントから得られている。しかし、定期船サービスからの売上高が大きくなっており、2001年度の売上高合計の約98.1%、2002年度の売上高合計の98.7%および2003年度の売上高合計の98.5%を占めていた。当グループの現在の２つの事業セグメントとは以下の通りである。

● 定期船

当グループのコンテナ海上輸送サービス、すなわち定期船からの売上高は、当グループが中国国内向けおよび海外向け双方の貨物の海上輸送の業者として請求する運賃、ならびに一定の追加料金で構成されている。当グループの国際および国内コンテナ海上輸送事業からの定期船収益は、各船舶の航海の進行度合に基づいて時間比例法で認識される。

● 傭船

当グループの傭船サービスからの売上高には、他の運送業者に対するコンテナ船のリースによる収益が含まれ、かかる収益は、各リース期間にわたって定額法で認識される。

下表は、2003年12月31日に終了した３年間について、主要な地理上の市場別に、当グループの売上高の内訳を示したものである。下記の数字には、当グループの定期船および傭船事業セグメントからの収益が含まれている。

	12月31日終了年度					
	2001年		2002年		2003年	
	千人民元	全体比(%)	千人民元	全体比(%)	千人民元	全体比(%)
区分						
国内						
中国	793,990	10.2	878,868	8.4	960,559	6.3
中国（サブ・ルート）	79,294	1.0	111,296	1.1	72,945	0.5
国際(注１)						
米国西部	2,266,584	29.1	4,634,076	44.0	6,019,929	39.4
欧州／地中海	1,911,419	24.5	1,688,540	16.0	4,725,920	30.9
米国東部	475,252	6.1	656,406	6.2	780,863	5.1
東および東南アジア	1,394,231	17.9	1,438,371	13.7	1,230,883	8.1
オーストラリア	389,613	5.0	418,809	4.0	711,918	4.7
その他(注２)	485,062	6.2	695,868	6.6	773,146	5.0
合計	7,795,445	100.0	10,522,234	100.0	15,276,163	100.0

注１：「国際」には、サブ・ルート・サービスからの収益が含まれている。

注２：「その他」には、傭船事業、当グループの他の地理的市場からの定期船収益および当グループの代理業務収益からの当グループの収益全部が含まれている。当グループのその他の地理的市場からの定期船収益は、2001年度が337.6百万人民元（40.8百万米ドル）、2002年度が560.2百万人民元（67.7百万米ドル）、2003年度が346.1百万人民元（41.8百万米ドル）であり、同期間の当グループの売上高合計の4.3%、5.3%および2.3%をそれぞれ占めた。地域子会社およびCS(香港)も、2003年度に当グループのために193百万人民元（23百万米ドル）の代理業務収益を稼得した。当グループは、地域子会社およびCS(香港)が設立され、または当グループの一部となったのが2003年度であるにすぎないため、2003年度より前には代理業務収益を稼得していなかった。

下表は、2003年12月31日に終了した３年間について、当グループの売上高を定期船および傭船事業別に区分して表示したものである。

	12月31日終了年度					
	2001年		2002年		2003年	
	千人民元	全体比(%)	千人民元	全体比(%)	千人民元	全体比(%)
区分						
定期船	7,648,024	98.1	10,386,580	98.7	15,041,903	98.5
傭船	147,421	1.9	135,654	1.3	234,260	1.5
合計	7,795,445	100.0	10,522,234	100.0	15,276,163	100.0

営業費用

当グループの営業費用は、主に(i)コンテナおよび貨物費用、(ii)船舶および航海費用および(iii)サブ・ルートおよびその他費用で構成されている。

- コンテナおよび貨物費用は、主に荷役費用、港湾費用およびコンテナ賃借料で構成されている。
- 船舶および航海費用は、主に、船舶の減価償却費および傭船費用ならびに燃料・石油代で構成されている。
- サブ・ルートおよびその他費用は主に、貨物のサブ・ルート輸送ならびに内陸輸送に関係する費用で構成されている。

下表は、2003年12月31日に終了した３年間について、当グループの営業費用の内訳を売上高に対する比率として表示したものである。

	12月31日終了年度					
	2001年		2002年		2003年	
	千人民元	売上高に対する比率(%)	千人民元	売上高に対する比率(%)	千人民元	売上高に対する比率(%)
区分						
コンテナおよび貨物	4,166,790	53.5	4,871,828	46.3	5,983,549	39.2
船舶および航海	3,674,295	47.1	4,023,216	38.2	4,918,913	32.2
サブ・ルートおよびその他	960,207	12.3	1,633,496	15.5	2,107,429	13.8
合計	8,801,292	112.9	10,528,540	100.0	13,009,891	85.2

当社取締役は、当グループの業績を評価する上で重要な指標は、輸送された実入りコンテナのTEU当たりコストであると考えている。当グループの総営業費用は、事業が成長するにつれ増加しているものの、当グループがその船隊により一層の大型船舶を加えていることを主な理由として、輸送された実入りコンテナのTEU当たりコストは減少している。

下表は、2003年12月31日に終了した３年間について、当グループの輸送された実入りコンテナのTEU当たりコストを表示したものである。

			(単位：人民元)
	12月31日終了年度		
	2001年	2002年	2003年
輸送された実入りコンテナのTEU当たりのコスト	4,877	4,400	4,590
	(589米ドル)	(531米ドル)	(554米ドル)

2002年度に、輸送された実入りコンテナのTEU当たりコストが減少したのは、新たな定期傭船船舶が多数加えられたためである。これらの船舶は、固定費が低いにもかかわらず、当グループの輸送能力の増強に貢献した。2003年度において実入りコンテナのTEU当たりコストが増加したのは、当グループの欧州／地中海航路における取扱数量が増えたことによっている。これらの航路は実入りコンテナのTEU当たりコストという点では、コスト高となっている。

一般管理費

一般管理費は、経営管理スタッフに関連する費用で構成されている。人件費には、全従業員のための賃金・賞与、契約船員の雇用料、年金給付、住宅手当および離職および早期退職給付など、すべての従業員給付が含まれている。さらに、一般管理費には貸倒引当金（特定引当金および一般引当金の双方を含む。）が含まれている。引当は、売掛債権について当該債権の回収可能性に疑問がある範囲で行われる。売掛金は、貸借対照表上にかかる引当金控除後で計上されている。長期の未決済残高にかかる特定引当金は、経営陣による審査および評価を経て設定され、一方、一般引当金は債権の弁済期までの期間構成に基づいて設定されている。一般引当金の引当方針は以下のとおりである。すなわち、期限１年以内：３%、１年ないし２年：10%、２年ないし３年：25%および３年超：50%である。貸倒引当金の繰入額は主として、当年度中に識別され貸倒償却された不良債権の特定引当金に、連続する２期の期末日現在で計算された（上で述べた当グループの一般引当率に基づく。）一般引当金残高間の差額を加えたものに相当する。一般管理費にはまた、コンテナ船の減損損失および一定の船舶関連以外のオペレーティング・リースに関係する費用、主に当グループが賃借しているオフィスビルおよびその他不動産の賃料が含まれている。

財務費用純額

財務費用純額は、主に、銀行借入にかかる支払利息およびファイナンス・リース債務に関連する費用で構成されている。

税金

税金は、当期税金および繰延税金の双方で構成されている。

実績判定期間中、当社の親会社であるチャイナ・シッピングは、自社と当社、上海プハイ、CS(大連)、CS(広州)、CS(青島)、CS(深セン)、CS(天津)、CS(海南)およびCS(アモイ)(以下総称して「納税法人」という。）を含む一定の子会社を対象として企業所得税の連結税務申告を行った。実績判定期間中、単体ベースで企業所得税を課せられた納税法人は１社もない。さらに、全体で繰越欠損金があったため、納税法人は、実績判定期間中、企業所得税を一切支払っていない。しかし、2003年度に設立された当グループの子会社の一部は、それらがチャイナ・シッピングの連結納税申告に含まれていなかったので、その利益に対し企業所得税を課せられた。このため、当グループの実績判定期間中の実効税率は、2001年度および2002年度が０%であったのに対し、2003年度には0.7%となっている。2004年３月３日に株式会社として設立されて以降の当社の実効税率は15%である。当社がその拠点を浦東新区に設置し直したとき、関係税務当局によってかかる税の減免措置

が当社に認められた。当社取締役は、当グループの2004年度の実効税率は全体として約16.9%となるものと予想している。

チャイナ・シッピングは、実績判定期間について国家税務当局により課されるすべての企業所得税に関して納税法人に補償するため、保証書を発行した。チャイナ・シッピングが提供した保証書により、納税法人は、実績判定期間についてのチャイナ・シッピングからの税金費用の配賦または企業所得税に関する国家税務当局による税の再査定から生じる責任および/または罰金について補償を受ける。さらに、保証および補償証書に従い、チャイナ・シッピングは、当グループに対し、引受契約に基づく引受人の義務の前提条件がすべて充足される日以前に稼得され、発生しまたは受領された所得、利益または利得からまたはそれらについて発生する当グループの納税債務について補償する。このため、当社取締役は、当グループが、実績判定期間中に発生した企業所得税について追加資金の支払を要するであろうリスクは最小に留まるとみている。

少数株主損益

少数株主損益は、当社の非完全所有子会社の業績変動により影響を受け、これら子会社の採算性が向上したことから少数株主損益は増加した。少数株主損益は、非完全所有子会社の買収、処分または持分比率の変更によっても影響を受けうる。

船舶建造計画

2004年3月31日現在、当グループは、合計で129,887TEUの能力を有する23隻の新造船を購入することに合意しており、これらは2004年から2007年に引き渡されることになっている。これら船舶の購入代金は合計で10,300百万人民元(1,244百万米ドル)である。4,051TEUの1隻の船舶が2004年4月に引き渡された。2004年3月31日現在、2,852百万人民元(344百万米ドル)が既に投じられており、さらに7,447.7百万人民元(899百万米ドル)が既に約定済みである。当グループは目下、かかる船舶のために、2004年度の残りの期間中に2,772百万人民元(335百万米ドル)を、2005年度には、3,430百万人民元(414百万米ドル)、2006年度には1,107百万人民元(134百万米ドル)を、また2007年度には139百万人民元(17百万米ドル)支出することを予定している。かかる23隻の船舶のうち、2004年4月に4,051TEUの1隻の船舶が引き渡された。さらに、2004年4月30日現在、当グループは、さらに2隻について購入オプションを行使した。これら2隻はそれぞれ4,250TEUの能力を有している。これらの船舶の大半の支払は、各船舶の進水やその引渡しなど、建造工程の定期的な工程目標の達成と結びついている。当グループは、こうした支出を、内部調達資金およびグローバル・オファリングの手取金で賄う予定である。当グループは現在、グローバル・オファリングの手取金のうちの2,500百万人民元(301.9百万米ドル)を船舶の購入に充てる予定である。

経営成績

2003年12月31日終了年度と2002年12月31日終了年度の比較

売上高

当グループの2003年度の売上高は、2002年度の10,522.2百万人民元(1,270.8百万米ドル)から4,754.0百万人民元(574.2百万米ドル),すなわち45.2%増加して、15,276.2百万人民元(1,845.0百万米ドル)に達した。売上高のかかる増加は下記によるものである。

● 輸送量の増加

当グループが輸送した貨物総量は、2002年度には2.4百万TEUであったが、これが18.5%増加して、2003年度には2.8百万TEUとなった。かかる数量の増加は、当グループの北米、欧州およびオーストラリア航路における能力増強の結果でもあった。当グループの北米および欧州／地中海航路で運送された貨物総量は2002年度から2003年度にかけてそれぞれ9.9%および95.8%増加した。当グループが、一部の航路で運航頻度を増やした

こと、および新たな航路を加えたことも、貨物総量の増加に貢献した。2003年度、当グループは、北米西海岸、欧州およびオーストラリアへの運航を大幅に増やした。当グループはまた、2003年度に新たな航路での営業も開始した。その中には、北米西海岸への共同運航航路1本およびスロット交換契約により当グループが北米東海岸へのスロットを利用できる航路1本（運営は別の運送業者が行う。）が含まれる。

● 欧州での需要増加

当グループの欧州／地中海航路でのサービス需要は、（人民元が事実上固定されている）米ドルが2002年下半期以降ユーロに対して値下がりしたことを主な理由に、2003年度に急増した。この米ドル安によって中国で製造された財貨が欧州で大幅に値下がりし、当地での需要が増えた。

● 運賃値上げ

全体として、当グループの平均運賃は、2002年度から2003年度にかけて20.7%上昇した。これをもたらしたのは、当グループの国際航路における運賃値上げで、当該運賃は2002年度から2003年度にかけて平均26.9%上昇した。こうした運賃上昇は、大半が北米および欧州／地中海航路で需要が増えたことによるもので、両航路の平均運賃はそれぞれ約17.1%および42.9%上昇した。

営業費用

営業費用の合計は、2002年度の10,528.5百万人民元(1,271.6百万米ドル)から2,481.4百万人民元(299.7百万米ドル)、すなわち23.6%増加して、2003年度には13,009.9百万人民元(1,571.2百万米ドル)となった。全体として営業費用は2003年度における当グループの（売上高でみた）取引量の増加に呼応して大きく増加した。

● コンテナおよび貨物費用は、2002年度の4,871.8百万人民元(588.4百万米ドル)から1,111.7百万人民元(134.3百万米ドル）すなわち22.8%増加し、2003年度には5,983.5百万人民元(722.6百万米ドル)となった。こうした増加は主に輸送量の増加によるもので、それが荷役費用、港湾費用およびコンテナ賃借料の総額の増加につながった。港湾費用は、2002年度の858.3百万人民元（103.7百万米ドル）から218.0百万人民元（26.3百万米ドル）すなわち25.4%増加し、2003年度には1,076.3百万人民元（130.0百万米ドル）となった。こうした増加は主に、当グループの欧州／地中海航路および中東航路の営業において寄港する回数が増加したことによる。荷役費用は、2002年度の3,160.2百万人民元(381.7百万米ドル)から2003年度には3,622.4百万人民元(437.5百万米ドル)となり、14.6%増加した。荷役費用の増加は主に、当グループの国際航路において輸送量が2002年度の1.7百万TEUから2003年度の2.0百万TEUへと15.8%増えたことによる。コンテナの賃借管理料もまた、2002年度の853.4百万人民元(103.1百万米ドル)から431.5百万人民元(52.1百万米ドル)すなわち51%増加し、2003年度には1,284.9百万人民元(155.2百万米ドル)となった。こうした増加は主に、当グループが2003年度に使用するコンテナ数を増やしたこと、および海運業界の景気回復を背景に2003年度に1コンテナ当たりの賃料が引き上げられたことによる。

● 船舶および航海費用は、2002年度の4,023.2百万人民元(485.9百万米ドル)から895.7百万人民元(108.2百万米ドル)すなわち22.3%増加し、2003年度には4,918.9百万人民元(594.1百万米ドル)に達した。増加は主に、燃料および石油代の上昇によるもので、それらは2002年度には、1,438.2百万人民元(173.7百万米ドル)であったものが2003年度には2,042.2百万人民元(246.6百万米ドル)へと604.0百万人民元(72.9百万米ドル)すなわち42%増加した。燃料費用の増加は主に、輸送量の増加とグローバル経済の回復（そしてそれに伴うグローバル需要の増加）ならびにイラク戦争による石油代の値上がりによる。

● サブ・ルートおよびその他の費用は、2002年度の1,633.5百万人民元(197.3百万米ドル)から473.9百万人民元（57.2百万米ドル）すなわち29.0%増加して、2003年度には2,107.4百万人民元(254.5百万米ドル)となった。増加は主に、2003年度のサブ・ルートを利用した輸送量の増加による。さらに、内陸輸送費用も、北米におけるドア・ツー・ドアの一貫配送の増加により2003年度に増加した。

売上総利益（損失）

上で述べた要因（運賃の全般的上昇を含む。）により、当グループが2003年度に実現した売上総利益は、2,266.3百万人民元(273.7百万米ドル)で、2002年度に6.3百万人民元(0.8百万米ドル)の売上総損失を計上したのと比べ大きく改善した。2003年度の当グループの売上総利益率は約14.8%であった。

一般管理費

一般管理費は、2002年度の219.7百万人民元(26.5百万米ドル)から187.2百万人民元(22.6百万米ドル)すなわち85.2%増加して、2003年度には406.9百万人民元(49.1百万米ドル)となった。かかる増加は、主に(i)2003年度に設立された８社の地域子会社の創立費（オフィスビルの賃借料10百万人民元(1.2百万米ドル)およびオフィス機器に関連する減価償却費10.2百万人民元(1.2百万米ドル)を含む。）ならびに(ii)一般貸倒引当金繰入額が、2003年度の売上増によって2003年12月31日現在の未決済売掛債権残高の増加により、2002年度の55.8百万人民元(6.7百万米ドル)から68.8百万人民元(8.3百万米ドル)へと13.0百万人民元(1.6百万米ドル)増加したことに起因している。全体として、新たに設立された地域子会社に関連した一般管理費は122.6百万人民元（14.8百万米ドル）であり、香港子会社に関連する一般管理費は72.7百万人民元（8.8百万米ドル）であった。こうした増加は、当グループが2002年度に３隻の船舶に関連して59.3百万人民元（7.2百万米ドル）の減損損失（それぞれの船舶の評価額が帳簿価額を下回る額に相当）を計上したのに対し、2003年度にはコンテナ船についてかかる減損損失がなかったにも拘わらず発生した。2002年度に実施された独立鑑定評価は、CSDCによるチャイナ・シッピングへの当社に対する25%の持分譲渡に関連して要求されたものである。2003年度にはコンテナ輸送市場は大きく回復したものの、当社取締役はこれら３隻の状況は改善していないと判断し、このため累積損失は戻入れされなかった。

営業利益（損失）

上で述べた要因により、当グループは2003年度に営業利益1,859.4百万人民元(224.6百万米ドル)を計上した。これに対し2002年度は226.0百万人民元(27.3百万米ドル)の営業損失を計上した。

財務費用純額

2003年度の当グループの財務費用純額は459.4百万人民元(55.5百万米ドル)で、2002年度の383.3百万人民元(46.3百万米ドル)から76.1百万人民元(9.2百万米ドル)すなわち19.9%増加した。かかる増加は主に、従前資産計上されていた船舶建造に関連する未返済債務の利息費用が、各船舶の完成により費用計上されたことによる。

税金

企業所得税費用については、2002年度には10.2百万人民元(1.2百万米ドル)の税額控除を計上したのに対し、2003年度には9.6百万人民元(1.2百万米ドル)の費用を計上した。2003年度および2002年度にはそれぞれ13.5百万人民元（1.6百万米ドル）および12.0百万人民元（1.4百万米ドル）の繰延税金資産が計上された。2003年度、当グループはまた、（以下に述べる）企業所得税および香港法人所得税として合計20.8百万人民元（2.5百万米ドル）を計上した。

上に述べたとおり、実績判定期間中、チャイナ・シッピングは、当グループに属する一定の会社を含め、承認されたその子会社と共に連結ベースで利益を申告することを認められていた。

2003年度、当社および一部の子会社は、累積損失を計上したため納付すべき企業所得税はなかった。しかし、上で述べた連結納税申告が当社の一部のその他子会社に適用されず、これらの子会社は、関連する中国税法の要件に従って個別に税務申告書を提出し、地元当局に企業所得税を納付しなければならなかった。こ

のため、納税引当金は、連結納税申告の対象範囲に含まれなかった当社の一部子会社の企業所得税のみを反映している。

株主帰属利益（損失）

上で述べた要因（運賃および当グループの輸送量の全般的増加を含む。）の結果、当グループは2003年度に株主帰属利益1,382.9百万人民元(167.0百万米ドル)を計上し、597.1百万人民元(72.1百万米ドル)の損失を計上した2002年度から回復した。当グループは、2002年度に5.7%の売上高純損失率を記録したのに対し、2003年度は9.1%の売上高利益率を記録した。

2002年12月31日終了年度と2001年12月31日終了年度との比較

売上高

当グループの売上高は現在、2つの事業セグメントから稼得されているが、定期船サービスからの売上高が、2001年度および2002年度の当グループ売上高合計の実質上すべてを占めていた。売上高合計に占める比率でみると、定期船サービスからの売上高は、2001年度には98.1%であったものが2002年度には98.7%へとわずかに上昇した。2002年度には、当グループの売上高は、2001年度の7,795.4百万人民元(941.5百万米ドル)から2,726.8百万人民元(329.3百万米ドル)すなわち35.0%増加して、10,522.2百万人民元（1,270.8百万米ドル）となった。こうした売上高の増加は主として以下の理由による。

● 輸送量の増加

当グループが輸送した貨物総量は、2001年度には1.8百万TEUであったが、これが32.6%増加し、2002年度には2.4百万TEUとなった。当グループの北米航路で運ばれた貨物の量は2001年度から2002年度にかけて85.3%増加した。2002年度の数量の増加は、2002年第3四半期に米国西海岸で始まったドック作業員のストライキによる当グループの業務への影響が、一部の競合他社ほどは大きくなかったことによる。その結果、当グループは当該ストライキの実施中もサービスを続けることができ、そのためもともと競合他社と取引のあった顧客にサービスを提供することができた。

● 運賃値上げ

全体として、当グループの平均運賃は、2001年度から2002年度にかけて2.4%上昇した。このことは主に、国際航路での運賃値上げを反映したもので、当該運賃は2001年度から2002年度にかけて3.3%値上がりした。こうした運賃値上げは、2001年9月11日（米国でのテロ事件）後にコンテナ輸送運賃が急落した後、2002年第2四半期以降にその回復が始まったことを反映している。さらに、当グループの業務が2002年第3四半期に始まった米国西海岸におけるドック作業員によるストライキに一部の競合他社ほど影響を受けなかったため、当グループは、その間もサービスを続けることができ、そのため大幅に高い運賃を請求することができた。

● 既存航路での運航回数の増加および新航路における運航

2002年度、当グループは、北米での運航回数を大幅に増やした。当グループはまた、2002年度に中東／アジア／北米西岸サービス（AAT）および日本・極東／北米サービス（AAC）を含む新たな航路での営業を開始した。

営業費用

営業費用の合計は、2001年度の8,801.3百万人民元(1,063.0百万米ドル)から1,727.2百万人民元(208.6百万米ドル)すなわち19.6%増加して、2002年度には10,528.5百万人民元(1,271.6百万米ドル)に達した。2002年度の営業費用の増加は、当グループの（売上高でみた）取引量の増加に呼応していた。

● コンテナおよび貨物費用は、2001年度の4,166.8百万人民元(503.2百万米ドル)から705.0百万人民元（85.1百万米ドル）すなわち16.9%増加して、2002年度には4,871.8百万人民元(588.4百万米ドル)となった。この増加は大半が輸送量の増加（2001年度の1.8百万TEUから2002年度の2.4百万TEU）によるもので、これが荷役費用の増加につながった。荷役費用は、2001年度の2,566.7百万人民元(310.0百万米ドル)から2002年度には3,160.2百万人民元(381.7百万米ドル)へと23.1%増加した。

● 船舶および航海費用は、2001年度の3,674.3百万人民元(443.8百万米ドル)から348.9百万人民元（42.1百万米ドル）すなわち9.5%増加し、2002年度には4,023.2百万人民元(485.9百万米ドル)となった。増加は主に、燃料費および石油代の上昇によるもので、それらは2001年度の1,250.9百万人民元(151.1百万米ドル)から187.3百万人民元(22.6百万米ドル)すなわち15.0%増加して、2002年度には1,438.2百万人民元(173.7百万米ドル)となった。燃料代の増加は、平均石油価格の若干の下落を上回って、2002年度に輸送量が増加したことによる。

● サブ・ルートおよびその他費用は、2001年度の960.2百万人民元(116.0百万米ドル)から673.3百万人民元（81.3百万米ドル）すなわち70.1%増加して、2002年度には1,633.5百万人民元(197.3百万米ドル)となった。この増加は、当グループが2002年度に北米航路でのサービスに新航路を１本加えたことに伴い内陸輸送が増えたためである。

売上総利益（損失）

上で述べた要因（運賃の全般的上昇および当グループが船隊に大型船を加えたことによる平均コストの低下を含む。）の結果、当グループの売上総損失は、2001年度には1,005.8百万人民元(121.5百万米ドル)であったものが、2002年度には損失6.3百万人民元(0.8百万米ドル)となり、１年間に99.4%縮小した。また、当グループの売上高損失率は、2001年度の12.9%から2002年度には0.1%に改善した。

一般管理費

一般管理費は、2001年度の75.5百万人民元(9.1百万米ドル)から144.2百万人民元(17.4百万米ドル)すなわち191.0%増加して、2002年度には219.7百万人民元(26.5百万米ドル)に達した。かかる増加は主に、2002年度の売上高増による年度末現在の未決済売掛債権の増加により一般貸倒引当金繰入額が3.3百万人民元(0.4百万米ドル)から55.8百万人民元(6.7百万米ドル)に増加したこと、および当グループの債権の弁済期までの期間構成が幾分長くなったことを反映している。さらに、2002年度には、第三者に対する債権について34.2百万人民元（4.1百万米ドル）の引当金が設定された。また、2001年度には当グループの船舶に減損損失は発生しなかったものの、2002年度には59.3百万人民元（7.2百万米ドル）の減損損失が計上された。2002年度に、当グループは、CSDCからチャイナ・シッピングへの当社に対する持分譲渡に関連して独立の鑑定評価を行った。鑑定評価は、当グループのすべての資産および負債全体についての包括的鑑定評価であり、個別の船舶についてのものではなかったが、当社取締役は、かかる鑑定評価により当グループの３隻の船舶について減損が確認されたと判断した。当グループの独自評価および独立の鑑定評価に基づき、当社取締役は、減損損失を財務書類上で認識すべきであると判断した。当グループは、2001年度には独立の鑑定評価に依拠しなかったが、当社取締役は、当グループの船舶には同年度に減損が生じなかったと判断した。

営業利益（損失）

上で述べた要因により、当グループの営業損失は、2001年度の1,081.3百万人民元(130.6百万米ドル)から79.1%縮小して2002年度には226.0百万人民元(27.3百万米ドル)の損失となった。また、当グループの営業損失が売上高に占める割合は、2001年度の13.9%から2002年度には2.1%に減少した。

財務費用純額

財務費用純額は主に、銀行借入れにかかる支払利息とファイナンス・リース債務にかかる金融費用で構成されている。当グループの2002年度の財務費用純額は383.3百万人民元(46.3百万米ドル)で、2001年度の276.0百万人民元(33.3百万米ドル)から107.3百万人民元(13.0百万米ドル)すなわち38.9%増加した。この増加は主に、2002年12月31日現在で、銀行借入れおよびファイナンス・リース債務の残高が増加したことによる。

税金

企業所得税控除は、2001年度の12.7百万人民元(1.5百万米ドル)から、2002年度には10.2百万人民元(1.2百万米ドル)に減少した。この減少は主に、2002年度に認識された繰延税金資産によるものである。2001年度および2002年度の双方において、当社およびチャイナ・シッピングは累積連結欠損金を計上していたため、納付すべき企業利益税はなかった。

少数株主損益

少数株主損益は、2001年度の0.9百万人民元(0.1百万米ドル)から2002年度には2.0百万人民元(0.2百万米ドル)に増加したが、これは2002年度に連結された子会社があり、これによって新たな少数株主損益が加算されたためである。

株主帰属利益（損失）

当グループは2002年度に597.1百万人民元(72.1百万米ドル)の株主帰属損失を計上したが、その損失額は2001年度の1,338.4百万人民元(161.6百万米ドル)から縮小した。当グループの売上高純損失率は、2001年度が17.2%であったのに対し、2002年度は5.7%であった。当グループの売上高純損失率のマイナス幅が縮小したのは、当グループの輸送量および運賃の増加を含め、上で述べた要因による。

流動性および資金源

概観

当グループの主要な流動性の供給源は、これまで営業活動によるキャッシュ・フロー、新株発行および銀行からの借入れであり、今後も同様であると見込まれる。当グループのキャッシュの主要な用途は、これまで営業費用、借入れの返済および新船の建造資金であり、今後も同様であると見込まれる。当グループはこれまで、営業活動からのキャッシュ・フローと銀行借入れからの手取金で運転資金需要を充たすことができた。もっとも、当グループは、2001年度および2002年度の営業損失を賄うために最終持株会社から多額の資金を借り入れた。また当社は2002年および2003年の各年度にそれぞれ10億人民元の資本注入を受け、その見返りに当社は登記資本の20億人民元の増資を行い、当社の登記資本に対する最終持株会社の持分も20億人民元増加した。当グループが新船の建造またはその他の取得を通じて事業拡大を図れるかどうかは、長期借入れまたは持分証券の発行、転換社債その他の債務証券の発行を通じて活動資金を調達できるか否かに大きく依存しており、今後も引き続き同様の状態が続くものと考えられる。十分な資金が満足のいく条件で調達できないか、または全く調達できない場合、当グループは、事業拡大計画を縮小せざるを得なくなる。当グループがその運転資金需要を営業活動からのキャッシュ・フローで充たせるか否かは、そのサービスに対する

需要如何にかかっており、その需要もまたいくつかの要因により影響を受けうる。これらの要因の多くは、景気低迷を始めとして当グループの制御の及ばぬ事象である。当グループが、現金需要を充たすだけの十分なキャッシュを営業活動によるキャッシュ・フローによって得られない場合、そうした部分について当グループは、外部借入れおよび証券の発行に頼ることとなる可能性がある。

2004年3月31日現在、当グループの借入れは、63億人民元（8億米ドル）にのぼる17件の銀行借入れで構成されている。当グループは、グローバル・オファリングによる手取金のうち3,000百万人民元（362.3百万米ドル）をその借入金債務残高の一部の返済に充当する予定である。かかる返済後、当グループの債務は主に船舶の購入資金として使用された長期銀行借入れの非流動部分（1年内期日到来分以外の部分）で構成されるものと当社取締役は予想している。当社取締役は、これら借入れの非流動部分については、（グローバル・オファリングの手取金を使用するのではなく）当グループの営業活動から得られたキャッシュ・フローを使用して返済する考えである。当社取締役はまた、船舶の購入資金に充てられた長期銀行借入れを営業活動から得られたキャッシュ・フローを用いて返済することは、通常の業界慣行であると考えている。2004年3月31日以降、当グループは、当社取締役が当グループの財政状態にとって重要であると考える2件の借入れ（105百万米ドルおよび125百万米ドルのもの）を行った。後記「債務」を参照されたい。

正味流動資産

2004年3月31日現在、未監査連結管理計算書によると、当グループには約422.6百万人民元（51.0百万米ドル）の正味流動資産があった。流動資産の内訳は主に、バンカー（燃料）が約225.2百万人民元（27.2百万米ドル）、受取手形および売掛金が約3,337.4百万人民元（403.1百万米ドル）、前払費用およびその他の未収金が約472.1百万人民元（57.0百万米ドル）ならびに現金および預金が約1,283.5百万人民元（155.0百万米ドル）である。

流動負債の内訳は主に、支払手形および買掛金が約2,252.0百万人民元（272.0百万米ドル）、未払費用およびその他の未払金が約653.2百万人民元（78.9百万米ドル）、短期借入金が約1,224.1百万人民元（147.8百万米ドル）、長期借入金の1年内期日到来分が405.7百万人民元（49.0百万米ドル）ならびにファイナンス・リース債務の1年内期日到来分が360.6百万人民元（43.6百万米ドル）である。

キャッシュ・フロー

2003年12月31日現在、当グループの流動性の主たる供給源は1,484.5百万人民元（179.3百万米ドル）の現金および現金同等物であり、それらは主に人民元および米ドル建てで、2002年12月31日時点から969.2百万人民元（117.1百万米ドル）増加している。現金残高は、2001年度から2002年度、2002年度から2003年度へと年を追って増加しているが、これは主に各年度における営業活動による正味キャッシュ・インフローおよび財務活動による正味キャッシュ・インフローの増加（主に、長期資本的支出および短期の運転資金目的の銀行借入れの増加）を反映している。営業活動によるキャッシュ・フローで、当座の運転資金需要のないものは、主に、過去から現在まで下表に示す通り短期預金および要求払預金に投資されている。

（単位：百万人民元）

	12月31日現在		
	2001年	2002年	2003年
現金および預金：			
- 人民元建て	145	306	440
- 米ドル建て	227	292	998
- その他	-	-	46
	372	598	1,484

下表は、表示期間中の当グループのキャッシュ・フロー情報を示したものである。

（単位：百万人民元）

	12月31日終了年度		
	2001年	2002年	2003年
営業活動による正味キャッシュ・フロー	(379)	(440)	2,716
投資活動による正味キャッシュ・フロー	(551)	(1,415)	(3,390)
財務活動による正味キャッシュ・フロー	895	1,998	1,643
現金および現金同等物の純増加（減少）	(35)	144	969

営業活動による正味キャッシュ・インフロー（アウトフロー）

2003年度の営業活動による正味キャッシュ・インフローは2,715.9百万人民元（328.0百万米ドル）であり、一方2002年度には439.7百万人民元（53.1百万米ドル）の営業活動による正味キャッシュ・アウトフローであったため、3,155.6百万人民元（381.1百万米ドル）増加したことになる。当グループの営業活動による正味キャッシュ・インフローが変化した主な要因は、定期船サービスによる売上高の増加であった。運転資金の増減を加味する前の営業活動によるキャッシュ・インフローは、2003年度には2,452.2百万人民元（296.2百万米ドル）であり、2002年度が280.6百万人民元（33.9百万米ドル）であったのに対し、773.9%増加した。このような変化はやはり主として、定期船サービスによる売上高増加によっている。

2002年度の営業活動による正味キャッシュ・アウトフローは439.7百万人民元（53.1百万米ドル）であり、これに対し2001年度は379.1百万人民元（45.8百万米ドル）の正味キャッシュ・アウトフローであった。これは前年度から60.6百万人民元（7.3百万米ドル）すなわち16.0%の増加に相当する。かかる変化は主に、当グループが2002年度に損失を計上し、営業活動による正味キャッシュ・アウトフロー額が増大したことによる。

投資活動による正味キャッシュ・フロー

直近3年度の当グループの投資活動によるキャッシュ・フローはマイナスであり、正味キャッシュ・アウトフローの状態であった。2002年度の投資活動による正味キャッシュ・アウトフローが1,414.7百万人民元（170.9百万米ドル）であったのに対し、2003年度は3,389.7百万人民元（409.4百万米ドル）であり、1,975.0百万人民元（238.5百万米ドル）すなわち139.6%の増加であった。そのうち主な内容は、当グループの固定資産（主として船舶）建設に関連したキャッシュ・アウトフローで、かかる支出は、2002年度の1,425.0百万人民元（172.1百万米ドル）から2003年度には3,490.3百万人民元（421.5百万米ドル）へと145.0%増加した。2001年度の投資活動による正味キャッシュ・アウトフローは、2002年度が1,414.7百万人民元（170.9百万米ドル）であったのに対し、550.6百万人民元（66.5百万米ドル）であった。この変化もまた、当グループの固定資産

（主として船舶）建設が増加したためで、固定資産の取得のための支払は、2001年度にはの525.0百万人民元（63.4百万米ドル）であったものが2002年度には1,425.0百万人民元（172.1百万米ドル）へと171.4%増加した。

財務活動による正味キャッシュ・インフロー

直近３年度の当グループの財務活動によるキャッシュ・フローはプラスであり、正味キャッシュ・インフローの状態であった。2003年度の財務活動による正味キャッシュ・インフローは、1,643.0百万人民元（198.4百万米ドル）であり、2002年度における1,998.1百万人民元（241.3百万米ドル）から355.1百万人民元（42.9百万米ドル）すなわち17.8%減少した。かかる減少の理由の一つは、営業活動による正味キャッシュ・インフローが増えたため、当グループの短期借入れおよび最終持株会社からの借入れが減少したことである。当グループの財務活動からの正味キャッシュ・インフローは、2003年度に新船建造のために長期借入額を増やしたにもかかわらず減少した。

2002年度、財務活動による正味キャッシュ・インフローは1,998.1百万人民元（241.3百万米ドル）で、2001年度の894.8百万人民元（108.1百万米ドル）から1,103.3百万人民元（133.2百万米ドル）すなわち123.3%増加した。

債権・債務の平均回収期間

当グループの債権の平均回収日数は、2001年度および2002年度において約68日ないし72日であった。2003年度には、顧客からの代金支払について経営陣が与信管理を強化したため、債権の平均回収日数は56日に短縮された。

当グループの債務の平均弁済日数は2001年度の約48日から2002年度には約42日、2003年度には約36日と継続的に短縮している。このように弁済期間が短縮されたのは、主として経営陣が当グループの代理店のために決済手続の効率性を高めるよう努め、そのことがより時宜に適った決済につながったためである。

流動性の供給源

当グループは通常、その営業資金を内部調達資金と銀行の信用供与枠から調達する。もっとも、当グループは、2001年度および2002年度の営業損失を賄うために最終持株会社から多額の資金を借り入れた。さらに、当社は2002年および2003年の各年度にそれぞれ10億人民元の資本注入を受けた。その見返りとして、当社は登記資本金の20億人民元の増資を行い、当社の登記資本金に対する最終持株会社の持分も20億人民元増加した。2004年３月31日現在、当グループは、銀行の信用供与枠および借入れを合計で8,147.2百万人民元（984.0百万米ドル）を有しており、そのうち銀行の信用供与枠の既実行額は1,501.2百万人民元（181.3百万米ドル）である。借入金利は約４%ないし６%のレンジで（ただし、一部米ドル建ての借入れについては借入金利はLIBORに0.45%ないし1.05%を上乗せした金利）、定期的に改訂される。2003年度、当グループは、銀行借入れのうち1,707.6百万人民元（206.2百万米ドル）を返済し、4,083.2百万人民元（493.1百万米ドル）を新規で借り入れたため、借入額は正味2,375.6百万人民元（286.9百万米ドル）増加した。

当グループには、2002年度および2003年度末現在それぞれ５件および４件の長期借入れがあった。2004年３月31日現在、当グループには５件の長期借入れが残存している。有担保長期借入れのもとで担保権が設定されている資産は、当該長期借入れからの手取金でその建造費用の一部または全部が賄われたそれぞれの船舶である。有担保長期借入れのうち１件については、借主である当グループの傘下企業の株式に対する譲渡抵当および当該借主が受領する傭船料の譲渡が要求されており、かかる傭船料は特別口座に預託されることになっている。当該口座の残高もまた、貸主のために担保に供されている。これらの借入れは2013年から2015年にかけて満期が到来する。かかる長期借入れのうち４件については、チャイナ・シッピングによる保証が要求されていた。そのため、2004年３月31日現在、チャイナ・シッピングは４件の保証に調印していた。チ

ャイナ・シッピングは、これらの保証について当グループに対し何ら担保を有していなかった。当グループは、上記の銀行から、本件上場と同時にチャイナ・シッピングが差し入れた保証を解除する旨の同意を取り付けている。

当グループには、2002年度および2003年度末現在それぞれ28件および14件の短期借入れがあった。2004年３月31日現在、当グループには12件の短期借入れが残存している。これらの短期借入れにはすべてチャイナ・シッピングによる保証が要求されていた。そのため、2004年３月31日現在、12件の個別の保証がチャイナ・シッピングによって調印されていた。チャイナ・シッピングは、これらの保証について当グループに対し何ら担保を有していなかった。当社は、上記の銀行から、本件上場と同時にチャイナ・シッピングが差し入れた保証を解除する旨の同意を取り付けている。

現金支出約定

下表は、表示された年度に期限が到来する2004年３月31日現在の当グループの現金支出約定の総額を示している（ただし、グローバル・オファリングの影響は考慮していない。)。

（単位：百万人民元）

	12月31日終了年度	
	2004年	2005年
区分		
長期債務	7,919	8,430
傭船リース債務	2,090	2,341
ファイナンス・リース	565	565
その他のリース債務	1,243	1,181
合計	11,817	12,517

下表は、表示された年度に期限が到来する当グループの2004年３月31日現在の現金支出約定の総額を示しており、グローバル・オファリングの影響を考慮し、超過割当オプションの行使がないものと仮定している。

（単位：百万人民元）

	12月31日終了年度	
	2004年	2005年
区分		
長期債務	4,236	3,366
傭船リース債務	2,090	2,341
ファイナンス・リース	565	565
その他のリース債務	1,243	1,181
合計	8,134	7,453

資本的支出

当グループは、新船およびコンテナを含むその他の資本財に多額の投資をしている。以下は、表示期間中の資本的支出の要約である。

(単位：百万人民元)

	12月31日終了年度		
	2001年	2002年	2003年
区分			
船舶	532	1,504	3,523
コンテナ・ファイナンス・リース	395	468	563
コンテナ船のリース	1,797	1,923	2,106
コンテナのリース	422	391	407
建物のリース	7	7	19
合計	3,153	4,293	6,618

2002年度に比べて2003年度の資本的支出が増えたのは、主に当グループの新船への投資を反映している。

以下は、表示期間（将来）に関する資本的支出予算の概要である。

(単位：百万人民元)

	12月31日終了年度	
	2004年	2005年
区分		
船舶	4,585	3,573
コンテナ・ファイナンス・リース	665	679
コンテナ船のリース	2,174	2,465
コンテナのリース	538	779
建物のリース	22	27
合計	7,984	7,523

上で述べた通り、当グループは、2004年３月31日現在、2004年および2007年に引渡し予定の合計129,887TEUの積載能力を有する新船23隻の購入を契約している。4,051TEUの船舶１隻が2004年４月に引き渡された。2004年４月30日現在、当グループは、さらに２隻の購入オプションを行使していた。これら２隻はそれぞれ4,250TEUの積載能力を有している。これらの船舶に関する支払の大半は、各船舶の進水やその引渡しなど、建造工程の定期的な工程目標の達成と結びついている。当グループは、こうした支出を、内部調達資金、グローバル・オファリングの手取金および銀行借入れで賄う予定である。銀行借入れで資金調達した船舶については、船舶が建造された時点で当該船舶が借入れの担保に供される。

オペレーティング・リース

2004年３月31日現在、当グループは、79隻の船舶を傭船しており、その合計能力は137,338TEUである。こうした傭船契約は、オペレーティング・リースに分類される。2004年３月31日現在、当グループは、いくつかのコンテナをオペレーティング・リースのもとで賃借しており、合計能力は249,646TEUにのぼる。

市場リスク

金利リスク

当グループは、その既存債務および船舶購入のための資本的支出を賄うため今後定期的に調達される可能性のある追加債務について大きな金利リスクに晒されている。金利が上昇すれば、既存債務および新規債務の双方のコストが上昇する。当グループの2003年12月31日現在の人民元および米ドル建て短期借入れの金利は、それぞれ約4.8%およびLIBORプラス0.45%ないし0.5%である。米ドル建ての短期債務は、変動金利である。2003年12月31日現在の当社の既存の人民元建て長期信用供与枠にも、年間約5.2%ないし5.8%のレンジの変動金利が付されており、当グループの米ドル建て長期信用供与枠にはLIBORプラス1.05%の変動金利が付されている。

為替リスク

当グループは、世界的に事業を展開しているため、特に米ドルに対する各種通貨の変動から発生する為替リスクに晒されている。2003年度において、当グループの収益の約90.4%は外貨建てであり、約9.6%が人民元建てであった。営業費用の約73.8%は外貨建てであり、約26.2%は人民元建てとなっている。さらに、当グループの新船の建造契約の代金はすべて米ドル建てである(ただし、中国国内で建造中のすべての船舶の代金は人民元で支払われることになっている。)。当グループは為替リスクをヘッジするための契約を締結したことはない。

重要な会計方針

当社の個別および連結財務書類の作成に関して、その重要な会計方針を採用するにあたっては判断が要求される。当社は、とりわけ当社の連結財務書類にかかる最も重要な会計方針を以下のとおりであると判断している。

● 収益の認識

当社は、貨物輸送収益を各船舶の航海の進行度合に基づいて時間比例法で認識している。また、オペレーティング・リースによる船舶傭船収益は、各リース期間にわたって定額法で認識される。

● 従業員福利厚生費

当グループの従業員は様々な政府提供の年金制度の対象となっており、当該制度の下で、従業員は、特定の基準に基づいた年金給付を毎月受取る権利を有している。関連する政府機関は、これらの従業員の退職に対する年金債務に責任を負っている。当グループは、一定の上限を条件として、従業員の給与総額に対する割合(またはその他の基準)に基づいてこれらの年金制度に対して月次で拠出を行っている。制度への拠出は発生時に費用計上される。

当グループはまた、香港で雇用されている従業員のために、定額拠出型の強制年金基金制度(以下「MPF」という。)も運営している。当グループと従業員は、香港MPF制度通達の要求により、一人当たり1,000香港ドルを上限として従業員の月給の5%をそれぞれ拠出している。

上記定額拠出制度に対する当グループの拠出は発生時に費用計上される。

従業員の年次有給休暇は、従業員に対し発生した時点で認識される。貸借対照表日までの従業員による役務の提供の結果として見込まれる年次有給休暇にかかる負債について引当金が設定される。

従業員の病欠および産休については、休暇取得時まで認識されない。

中国本土で雇用されている当グループの常勤従業員は、様々な政府提供の住宅基金に加入する権利を有し

ている。当該基金に対する当グループの拠出額は、従業員の月給に対する一定の割合に基づいている。当該基金に関する当グループの債務は、各期の未払拠出額に限定される。当該基金への拠出は発生時に費用計上される。

● ファイナンス・リース

資産の所有にかかるすべてのリスクと利益が実質的に当グループに移転するリースは、ファイナンス・リースとして会計処理される。ファイナンス・リースは、リース期間開始時に、リース資産の公正価値または最低リース支払額の現在価値のいずれか低い価額で資産計上される。各リース支払額は、元本未返済額に対する比率が一定となるように元本と利息とに配分される。賃借料債務相当額は、利息控除後の価額で長期負債に計上される。利息はリース期間にわたって損益計上される。

ファイナンス・リースに基づく資産は見積耐用年数あるいはリース期間のいずれか短い期間にわたって減価償却される。

● 建造中のコンテナ船にかかる借入れその他直接費用の資産計上

当グループは、コンテナ船の建造に直接帰属する借入費用その他の直接費を資産計上している。

債務

借入れ

2004年3月31日（本書の提出前に本項のもとで情報を開示することのできる直近の可能な日）の営業終了時現在、当グループには、約7,534.4百万人民元（910.0百万米ドル）の借入残高があり、その内訳は、長期の有担保銀行借入れが約5,124.3百万人民元（618.9百万米ドル）、短期の無担保銀行借入れが約1,224.1百万人民元（147.8百万米ドル）、最終持株会社からの借入れが約74.5百万人民元（9.0百万米ドル）、および最終持株会社からの長期借入金が約1,111.5百万人民元（134.2百万米ドル）であった。かかる有担保長期借入れのもとで担保に供されている資産は、かかる借入れの手取金でその建造費用の一部または全部が賄われたそれぞれの船舶である。有担保長期借入れのうち1件については、借主である当グループの傘下企業の株式に対する譲渡抵当および当該借主が受領する傭船料の譲渡が要求されており、かかる傭船料は特別口座に預託されることになっている。当該口座の残高もまた、貸主のために担保に供されている。さらに、当グループの銀行借入れには従来からチャイナ・シッピング・グループの保証が付されている。しかし、これらの保証は、本件上場と同時に、当グループのそれぞれの貸主により解除される。最近情報確認日現在、当グループは、最終持株会社に対して負う借入金残高全額を返済した。当グループは、グローバル・オファリングの手取金のうち3,000百万人民元（326.3百万米ドル）を一部の銀行に対する借入金債務残高の一部の返済に使用する。

2004年3月31日以後、当グループは、2件の借入れを行い、当社取締役はこれらが当グループの財政状態にとって重要であると考えている。2004年4月、当グループは、（当グループからは独立した）シンジケート銀行団との間で、船舶2隻を購入するため105百万米ドルを上限とするターム・ローン・ファシリティを契約した。この借入れは、当該船舶および借主（当社の完全所有子会社）の株式によって担保されている。借主はまた、自己が受け取るべき傭船料を譲渡しており、かかる傭船料は特別口座に預託されなければならないものとされている。当該口座の残高もまた、貸主のために担保に供されている。グローバル・オファリングの正味手取金で当該借入れを期限前返済する可能性については、「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－関連取引の詳細－Ｂ．現存契約に基づく経常取引－（vi）ヤンシャンＡおよびヤンシャンＢ定期傭船契約」を参照されたい。同月、当社はまた、当グループとは独立当事者の銀行１行から125百万米ドルにのぼる有担保短期借入れを行っている。この借入れは、チャイナ・シッピング・グループの預金上に設定された質権により担保されている。2004年4月30日、当グループは、２隻の船舶の建造代金の一部を造船会社に支払うため、当該銀行から借入れの全額を実行した。当グループは、グローバル・オファリングによる正味手取金の一部を当該銀行に対する借入金全額の返済に充当する。当該銀行に対する借

入金の全額が返済されたとき、チャイナ・シッピング・グループの預金上に設定された質権は解除される。

ファイナンス・リース債務

2004年3月31日現在、当グループは約1,871.1百万人民元（226.0百万米ドル）のファイナンス・リース債務を有していた。

有利子負債依存率

当グループの総資産に対する負債（総負債から買掛金、支払手形、未払費用およびその他の未払金を差し引いたもの）の比率は、2001年度および2002年度において、比較的高水準でそれぞれ85%および82%であった。これは、両年度に多額の営業損失が発生し、当グループがかかる損失を補填するため最終持株会社から多額の借入れを行ったためである。この状況は、最終持株会社が2002年度に当社に対し10億人民元（1億米ドル）の資本注入を行ったにもかかわらず変わらなかった。かかる資本注入の見返りとして、当社は登記資本金の10億人民元の増資を行い、当社の登記資本金に対する最終持株会社の持分も10億人民元増加した。

当グループの総資産に対する負債の比率は、2003年度に59%に低下した。かかる比率の低下は主として、当グループが同年度に14億人民元（2億米ドル）の純利益を計上したことによる。さらに、当グループは10億人民元（1億米ドル）の追加的資本注入を受け、最終持株会社に対する債務約10億人民元（1億米ドル）を資本に転換することができた。その見返りとして、当社は登記資本金の10億人民元の増資を行い、当社の登記資本金に対する最終持株会社の持分も10億人民元増加した。また、当社は、最終持株会社への債務約10億人民元を資本剰余金に転換することができた。

偶発債務

2004年3月31日の営業終了時現在、当グループには重要な偶発債務はない。

免責

本書で述べたものを除き、2004年3月31日の営業終了時現在、当グループには、抵当、担保、質権、社債、他人資本、銀行借入れおよび当座借越、債務証券またはその他類似の債務、ファイナンス・リースまたは買取選択権付リース契約、手形引受けによる支払義務または引受条件付信用状、保証またはその他重要な偶発債務はない。当社取締役は、上記で述べたものを除き、2004年3月31日以降、当グループの債務および偶発債務に重大な悪化はないことを確認している。

為替リスクに対する姿勢

当グループの収益および費用の大半は人民元および米ドル建てであった。実績判定期間中、当グループの営業または運転資本には為替変動による著しい困難または重大な影響は生じなかった。当社取締役は、当グループが将来の外貨需要を満たすために十分な外貨を保有しているものと考えている。

不動産に関する権利

当グループが中国内に所有しまたは占有している不動産に関する権利

当グループは、中華人民共和国浙江省市寧波市にオフィススペースを保有し、占有している。このオフィススペースは総床面積約77.24平方メートルで、現在、当グループが事務所として使用している。

当グループはまた、中華人民共和国上海市浦東新区フシャン・ロード450のサンタイム・インターナショナル・マンションの３階全部に、総床面積約3,212.46平方メートルのオフィススペースを、総床面積約186.9平方メートルの地下駐車場３ヵ所とともに保有している。オフィススペースは現在、改装工事中である。

当社はこの不動産を最近購入した。当グループは目下、当該不動産の取引完了のための手続中であるため、浦東における上記不動産の不動産権原証書を保有していないが、当グループの中国における法律顧問の意見によれば、当該不動産の購入契約は適法かつ有効であり、当該不動産の不動産権原証書を取得することにつき法的障害は存在しない（ただし、購入契約の当事者が当該契約に基づく各自の義務を適法に履行することを条件とする。）。当該不動産の購入契約に従い、当社は代価がすべて支払われた後120日以内に当該不動産の不動産権原証書を取得することができ、当社として不動産権原証書の申請および登記に必要な資料の準備が可能となる。現在、当社は代金の第１回分割払込金である2,000,000人民元（0.2百万米ドル）を支払っており、代金の最終分割払込金は2004年６月20日に支払われる。当社は、上記の条件が満たされた（2004年10月末頃を予定している。）後できる限り速やかに証書を申請する考えである。

当該不動産は、当社の事務所として当社にとって重要であるが、当グループの事業の性格に鑑みれば、当グループの営業の鍵を握るわけではない。コンテナ輸送企業として、当グループの営業にとって重要または中枢をなす資産は必ずしも当該不動産の敷地内には存在しない。チャイナ・シッピングは、当社が本件不動産について不動産権原証書を取得できない結果、当グループが被ることのある損失および損害について補償しておらず、また補償する考えもない。

最近また、当グループは、中華人民共和国上海市浦東新区フシャン・ロード450のサンタイム・インターナショナル・マンションの２階および４階全部を、20の駐車場スペースと共に取得した。２階は、総床面積約3,164.47平方メートルで、４階は総床面積約3,197.53平方メートルの広さである。これらの不動産は事務所として当グループが利用することになる。４階のＡ、ＣおよびＤのユニットは、現在、賃料月額207,966.50人民元、賃貸借の期限2005年12月31日という条件で独立の第三者に賃貸している。当グループは、これらの不動産についてもまた取引完了のための手続中なので、現在不動産権原証書を有していない。当グループは、契約上の義務を履行した後できる限り速やかに証書の申請をする意向である。

当グループが中国国内で賃借し、占有している不動産

2004年３月31日現在、当グループは、事務所用、住居用または倉庫用として、総床面積約35,000平方メートルの56件の不動産、および敷地面積約25,000平方メートルの土地区画を賃借していた。それらは上海市、天津市、浙江省、河北省、広東省、山東省、遼寧省、江蘇省、広西省、海南省、福建省、雲南省を含む12の省または直轄都市にあった。

当グループが香港内で賃借し、占有している不動産

2004年３月31日現在、当グループは、香港で事務所用に１件の不動産を賃借しており、その総床面積は約

2,000平方メートルであった。

不動産評価

当グループの有する不動産に関する権利は、独立不動産鑑定人であるサルマンズ（ファー・イースト）リミテッドにより2004年３月31日現在249,000人民元（30,000米ドル）と評価されている。

利益予想

当社取締役は、予見不能な事態がない限り、かつ以下に記載の前提に基づき、2004年12月31日に終了する年度の当グループの税金および少数株主損益控除後かつ特別項目控除前の連結利益は、3,126.7百万人民元(約2,949.7百万香港ドル)を下回らないと予想している。

当社取締役が作成する2004年12月31日に終了する年度の当グループの税金および少数株主損益控除後かつ特別項目控除前の予想連結利益は、2004年３月31日に終了した３ヵ月間の当グループの未監査管理計算書および2004年12月31日に終了する残り９ヵ月の当グループの業績予想に基づいている。当社取締役は、2004年12月31日に終了する年度中に特別項目が発生したことまたは発生する可能性があるとは考えていない。かかる予想は、「第６－３．その他」に要約されるとおり、すべての重要な点で、当グループが現在採用している会計処理方針に基づいて作成されている。

上記の連結利益予想に基づき、かつ2004年12月31日に終了する年度中の加重平均発行済株式数を5,062,240,437と仮定し、かつ超過割当オプションにより発行されることのあるH株式を考慮しない場合、2004年12月31日に終了する年度の加重平均１株当たり予想利益は人民元0.62(約0.58香港ドル)となる。完全希薄化ベースでは、2004年12月31日に終了する年度の１株当たり連結予想利益は0.52人民元(約0.49香港ドル)となる。これは、当社が2004年１月１日付けで上場されており、同日以降の発行済株式総数が6,030,000,000株で、かつ超過割当オプションにより発行されることのあるH株式を考慮しないことを前提に算出されたものである。

利益予想の前提

(i) 中国、香港、米国、欧州または当グループの事業活動に関係する諸国の現行の法令諸規則、政府方針あるいは政治的、法的(法令諸規則の変更を含む。)財政的または経済的状況に重大な変更が生じないこと。

(ii) 中国、香港、米国、欧州または当グループの事業活動に関係する諸国のインフレ率、金利または為替相場に、本書の日付現在の実勢から著しい変化がないこと。

(iii) 中国、香港、米国、欧州または当グループの事業活動に関係する諸国の課税標準または税率に重大な変更がないこと。

(iv) 当グループの輸送量および当グループが請求する運賃が、戦争、敵対行為、伝染病および/またはテロ行為により悪影響を受けないこと。

(v) 世界貿易にコンテナ輸送業界にとって不利に働くような重大な悪化が生じないこと。

(vi) 当グループの事業に重大な変更がないこと。

(vii) コンテナ船、コンテナおよび燃料の供給不足または自然災害など経営陣の制御し得ない事情の結果、当グループに悪影響を与える事業の中断が生じないこと。

(viii) 船舶の引渡日が、契約上の引渡日から大きく遅延しないこと。

(ix) 為替管理制度に当グループのキャッシュ・フローおよび将来の送金に悪影響を与えるような著しい変更がないこと。

(x) 運賃およびその他の料金の請求に関する現行の業界慣行に重大な変更がないこと。

(xi) 当グループが、第三者から実勢市場価格（石油、燃料、港、コンテナ貸し、傭船、乗組員等）でサービスを入手しうること。

上記の利益予想については、プライスウォーターハウスクーパースより、その計算および使用された会計処理方針に関し、それが上記のような前提に適切に合致し、かつ、当グループが現在採用している会計処理方針に重要な点において整合的である旨の見解が得られており、また、ビー・エヌ・ピー・パリバ・ペレグリンより、かかる予想が十分かつ注意深い確認を経た上で当社取締役により作成されている旨の見解を得ている。

配当および運転資本

配当および利益処分

配当の宣言は、当社の収益性、財政状態、現金需要および資金調達の難易およびその他関連する要因に左右されるもので、当社取締役の裁量に委ねられている。さらに、中国会社法に従い、当社は、配当可能年間利益の中からに限って配当を支払うことができる（配当可能年間利益とは、配当支払の前に、(i)過年度からの繰越累積損失を填補し、(ii)法定準備金、法定公益金および（もしあれば）任意一般準備金を（かかる優先順序にて）積み立てた後の当社の税引き後利益をいう。）。当社定款によると、利益分配を決定するにあたっては、当社の税引き後利益とは、(i)中国の会計基準および規則および(ii)国際会計基準または当社株式が海外上場される地域の会計基準のいずれかに従い決定される利益額のうちいずれか少ない方をいうものとされる。2003年12月31日現在、当社には、配当宣言を行う前に填補しなければならない損失累計額が1,521.7百万人民元あった。2003年12月31日現在、当グループは、1,241.8百万人民元の累積損失を計上した。ただし、2004年３月３日に当社の株式会社への転換の際に当社の累積損失は全額、資本化された。

利益処分

財務部による2002年８月27日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003年11月１日（当社の資産評価が行われた日の後最初の日）から2004年３月２日（当社が株式会社に変更される直前日）までの期間(以下「特別期間」という。)にかかる、中国で一般に認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または営業活動によるキャッシュ・フローの中から支払わなければならない(以下「本利益処分」という。)。H株式の保有者には、本利益処分から生ずる分配に参加する権利は認められない。

当社は、特別期間にかかる当社の純利益額を決定するため、中国の監査人に委嘱して、当社の特別監査を実施させる。本利益処分のための額が決定され次第、当社は、チャイナ・シッピングに対する現金による本利益処分を手配する。

配当政策

チャイナ・シッピングに対してのみ分配される本利益処分のほか、当社取締役は目下のところ、予見し得る将来においては毎年当グループの配当可能年間利益（上述した中国会社法および当社定款に従い決定される）の約25%を現金配当として当社のすべての株主に分配する考えである。実際に当社株主に分配される配当金額は、当グループの利益および財政状態、営業上の必要および資本の必要性如何によるものであり、さらに最終配当については、当社株主の承認が前提となる。

運転資金

当社取締役は、現在利用可能な銀行の信用供与枠および当グループの内部資金ならびにグローバル・オファリングの予想される正味手取金を考慮した結果、当グループには、本書の日付から向こう12ヵ月間の需要

を満たすに十分な運転資金があると考えている。

配当可能準備金

2003年12月31日現在、当グループには合計約174.4百万人民元（21.1百万米ドル）のマイナスの準備金があり、累積損失は約1,241.8百万人民元（150.0百万米ドル）であった。また、2003年12月31日現在、当社は1,521.7百万人民元の累積損失を計上しており、その結果、当社には、株主に分配できる配当可能準備金は存在しなかった。ただし、2004年３月３日に当社の株式会社への転換の際に当社の累積損失は全額、資本化された。

中国の法定準備金

当社の国内監査人によると、当社の2003年10月31日現在の利益は、累積損失を填補するに十分なものではなかった。そのため、2003年10月31日より前の時点においては、当社は、中国の法定準備金または法定公益金への積立は行っていなかった。当社は、既に2003年10月31日時点の監査済純資産をその登録資本としていた。財務部による2002年８月27日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003年11月１日（当社の資産評価が行われた日後最初の日）から2004年３月２日（当社が株式会社に転換される直前日）までの期間にかかる、中国で一般に認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または当社の営業活動によるキャッシュ・フローの中から支払わなければならない。このため、当社の前身は法定準備金または法定公益金への利益の積立は行っていない。当社の中国の法律顧問は、当社が、中国の法定準備金および法定公益金への利益の積立処理について、中国国内の法令諸規則に従っている旨を確認している。

第4　設備の状況

1．設備投資等の概要

固定資産投資については、上記「第３－７．財政状態および経営成績の分析」の中の「財政状態および経営成績に関する経営陣の討議および分析－資本的支出」および「流動性および資金源－資本的支出」ならびに後記「第６－１．財務書類－II 連結財務書類に対する注記」の注 10 を参照されたい。

2．主要な設備の状況

当グループの主要な設備については、上記「第３－７．財政状態および経営成績の分析－不動産に関する権利」を参照されたい。また当グループの船舶およびコンテナについては、「第２－３．事業の内容－(1)事業－当グループの事業」を参照されたい。

3．設備の新設、除却等の計画

設備の新設、除却等の計画については、上記「第３－7．財政状態および経営成績の分析」中の「財政状態および経営成績に関する経営陣の討議および分析－資本的支出」、「財政状態および経営成績に関する経営陣の討議および分析－船舶建造計画」および「流動性および資金源－資本的支出」を参照されたい。また当グループの船舶およびコンテナについては、「第２－３．事業の内容－(1)事業－当グループの事業」を参照されたい。

第５　提出会社の状況

１．株式等の状況

(1)　株式の総数等

①　株式の総数

(2004年５月24日現在)

授権株数	発行済株式総数	未発行株式数
―	3,830,000,000株	―

(注) 中国会社法は、授権株式の制度を定めていない。

②　発行済株式

(2004年５月24日現在)

記名・無記名の別および額面・無額面の別	種　類	発行数	上場証券取引所または登録証券業協会名	摘要
記名式額面1.00人民元	普通株式(国内株式)	3,830,000,000株	該当なし	

グローバル・オファリング直後の当社の株式資本は、超過割当オプションが行使されないと仮定すると以下のとおりとなる。

グローバル・オファリングの完了時点で、全額払込済みのまたは全額払込済みとして貸記される株式資本:

株式数 *(単位：株)*		資本金の額 *(単位：人民元)*	発行済株式資本に占める割合(概算) *(%)*
3,610,000,000	発行済国内株式	3,610,000,000	59.87
	グローバル・オファリングのもとで発行されるH株式:		
2,299,000,000	- 国際オファリングによる(再配分に服する) *(注)*	2,299,000,000	38.13
121,000,000	- 香港オファリングによる(再配分に服する)	121,000,000	2.00
6,030,000,000	合　計	6,030,000,000	100.00

注：国内株式から転換され、売出株主によって売出されるH株式が含まれている。

超過割当オプションがすべて行使されたと仮定すると、グローバル・オファリング直後の当社の発行済株式資本は以下のとおりとなる。

グローバル・オファリングの完了時点で、全額払込済みのまたは全額払込済みとして貸記される株式資本:

株式数 *(単位:株)*		資本金の額 *(単位:人民元)*	発行済株式資本に占める割合 (概算) *(%)*
3,577,000,000	発行済国内株式	3,577,000,000	56.24
	グローバル・オファリングのもとで発行されるH株式:		
2,662,000,000	-国際オファリング (再配分に服する) *(注)*	2,662,000,000	41.86
121,000,000	-香港オファリング (再配分に服する)	121,000,000	1.90
6,360,000,000	合　計	6,360,000,000	100.00

注: 国内株式から転換され、売出株主によって売出されるH株式が含まれている。

(2) 発行済株式総数及び資本金の推移

(2004年5月24日現在)

年月日	発行済株式総数(株)		資本金(人民元)		摘要
	増減数	残高	増減額	残高	
2004年3月3日		3,830,000,000		3,830,000,000	株式会社として設立
2004年5月19日		3,830,000,000		3,830,000,000	

当社は、2004年3月3日に、チャイナ・シッピングを単独の発起人として中国会社法に従い株式会社として設立された。かかる設立に伴い、チャイナ・シッピングには全部で3,830,000,000株の国内株式が割当・発行され、これがグローバル・オファリング直前における当社の発行済株式資本の全額を構成している。

当社の登録株式資本および持株構造は、時間とともに変化してきた。当社は、1997年に有限会社として設立されたときに、6億8,737万人民元の登録株式資本をもっており、これは、チャイナ・シッピングが51%、広州海運が24%、および上海ハイシンが25%をそれぞれ所有していた。CSDC(旧:上海ハイシン)が公表した1997年の年次報告書によると、1997年12月31日現在、チャイナ・シッピングはCSDCの発行済株式資本の56.45%を保有していた。その後のCSDCの新株発行により、2003年12月31日現在のCSDCに対するチャイナ・シッピングの持分は約50.5%に引下げられた。

2000年3月に当社の株主の承認に基づき、当社の登録資本は18億105万人民元に増資され、チャイナ・シッピングの完全所有子会社の上海海運も当社の株主となった。当社の登録資本のこの増資の完了時点で、チャ

イナ・シッピングの資本拠出は７億2,158万人民元で登録資本の約40.1%、広州海運の資本拠出は２億7,807万人民元で登録資本の約15.4%、上海ハイシン（その時点までに社名をCSDCに変更した。）の資本拠出は４億5,026万人民元で登録資本の約25.0%、上海海運の資本拠出は３億5,114万人民元で登録資本の約19.5%をそれぞれ占めていた。2002年９月９日、譲渡契約に従い、CSDCは、当社に対する25%の持分を1.00人民元の対価でチャイナ・シッピングに譲渡した。これは、2002年６月30現在の鑑定純資産価額および未監査純資産価額のそれぞれに対しプレミアム付きである。CSDC権に関するさらに詳しい内容については、「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－CSDC権」を参照されたい。この譲渡の完了後、チャイナ・シッピングの当社への資本拠出は、７億2,158万人民元から11億7,184万人民元に増加し、登録資本の約65.1%を占めた。

2002年11月に当社の株主の承認により、チャイナ・シッピングは、10億人民元を当社に注入し、当社の登録資本を28億105万人民元に増資した。これに応じて、チャイナ・シッピングの当社における持分は約77.5%に増加したが、広州海運および上海海運の当社における持分は、それぞれ約9.9%および約12.6%に減少した。

2003年10月の当社の株主による承認により、チャイナ・シッピングは、当社に10億人民元の追加出資を行い、当社の登録資本を38億105万人民元に引上げた。チャイナ・シッピングの当社における持分は約83.5%に増加したが、広州海運および上海海運の持分は、それぞれ約7.3%および約9.2%に減少した。

2004年１月に、広州海運および上海海運は、当社におけるそれぞれの持分のすべてを、無償でチャイナ・シッピングに譲渡した。これに続いて、2004年３月３日に当社は、チャイナ・シッピングが完全所有する株式会社に変更された。

(3) 所有者別状況

（2004年５月24日現在）

区分	株主数	株式数（株）	発行済株式数に対する割合(%)
政府および地方公共団体	1	3,830,000,000	100.00
金融機関	0		
証券会社	0		
その他の法人	0		
外国投資家（個人）	0		
個人その他	0		
合計	1	3,830,000,000	100.00

(4) 大株主の状況

（2004年５月24日現在）

氏名または名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
チャイナ・シッピング	中華人民共和国上海市東大名路700号	3,830,000,000 (注)	100

注：これら国内株式のうち220,000,000株は、国有資産監督管理委員会の承認に従い売出しのため全国社会保障基金理事会に配分されている。

グローバル・オファリングの完了直後において（ただし、超過割当オプションが行使されないと仮定した場合)、以下の株主が、当社の株主総会において議決権の10%以上を直接または間接的に保有することとなる。

氏　名	国内株式数	議決権割合（概算）(%)
チャイナ・シッピング	3,610,000,000	59.87

超過割当オプションがすべて行使された場合、チャイナ・シッピングは当社の発行済株式の56.24%を所有することとなる。

CSDCが、禁止期間満了後にCSDC権を行使することを選択し、かつ関係株式の譲渡の条件がチャイナ・シッピングとCSDCとの間で合意された場合、CSDCは、当社の株主総会において10%以上の議決権を有することとなる。CSDC権の詳細については、「第２－３．事業の内容－(2)チャイナ・シッピング・グループとの関係－CSDC権」を参照されたい。

２．配当政策

配当および利益処分

配当の宣言は、当社の収益性、財政状態、現金需要および資金調達の難易およびその他関連する要因に左右されるもので、当社取締役の裁量に委ねられている。さらに、中国会社法に従い、当社は、配当可能年間利益の中からに限って配当を支払うことができる（配当可能年間利益とは、配当支払の前に、(i)過年度からの繰越累積損失を填補し、(ii)法定準備金、法定公益金および（もしあれば）任意一般準備金を（かかる優先順序にて）積み立てた後の当社の税引き後利益をいう。）。当社定款によると、利益分配を決定するにあたっては、当社の税引き後利益とは、(i)中国の会計基準および規則および(ii)国際会計基準または当社株式が海外上場される地域の会計基準のいずれかに従い決定される利益額のうちいずれか少ない方をいうものとされる。2003年12月31日現在、当社には、配当宣言を行う前に填補しなければならない損失累計額が1,521.7百万人民元ある。2003年12月31日現在、当グループは、1,241.8百万人民元の累積損失を計上した。ただし、2004年３月３日に当社の株式会社への転換の際に当社の累積損失は全額、資本化された。

利益処分

財務部による2002年８月27日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003年11月１日（当社の資産評価が行われた日の後最初の日）から2004年３月２日（当社が株式会社に変更される直前日）までの期間(以下「特別期間」という。)にかかる、中国で一般に認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または営業活動によるキャッシュ・フローの中から支払わなければならない(以下「本利益処分」という。)。Ｈ株式の保有者には、本利益処分から生ずる分配に参加する権利は認められない。

当社は、特別期間にかかる当社の純利益額を決定するため、中国の監査人に委嘱して、当社の特別監査を実施させる。本利益処分のための額が決定され次第、当社は、チャイナ・シッピングに対する現金による本利益処分を手配する。

配当政策

チャイナ・シッピングに対してのみ分配される本利益処分のほか、当社取締役は目下のところ、予見し得る将来においては毎年当グループの配当可能年間利益（上述した中国会社法および当社定款に従い決定される）の約25%を現金配当として当社のすべての株主に分配する考えである。実際に当社株主に分配される配当金額は、当グループの利益および財政状態、営業上の必要および資本の必要性如何によるものであり、さらに最終配当については、当社株主の承認が前提となる。

3. 株価の推移

該当事項なし。

4. 役員の状況

取締役

役名 および職名	氏　名 （年齢）	略　歴	所有 株式数
業務執行 取締役	リ・ケリン(Li Kelin) (61歳)	リ氏は、現在、当社の取締役役会長兼業務執行取締役であり、当グループの業務の管理全般および当グループの事業戦略の策定に責任を負っている。現在、同氏は、チャイナ・シッピングの社長兼党組副書記も務めている。同氏の海運業界における経歴は1961年に始まった。1961年から1993年の間、同氏は、上海遠洋運輸公司において、船長、航海部副部長および主経理を歴任した。1993年から1997年までは、同氏は中国遠洋運輸(集団)総公司の副会長であり、1997年にチャイナ・シッピングの社長に就任した。1997年８月26日、同氏はCSDCの取締役会会長に任命された。同氏は、2004年３月12日付けでCSDCの会長および取締役職を辞任した。同氏は海運業界において40年以上の経験を有しており、何年にもわたり海運会社の輸送実務および運航管理に携わっている。同氏は運航管理について広範な知識と実地経験を有している。同氏は、中国の海運業界では著名な人物である。同氏は、全国労働模範の表彰を受けている。1993年、同氏は第10回上海市全国人大代表に選定された。同氏は、以前、上海市航海学会の副理事長を務めた。現在、同氏は中国航海学会の副理事長である。同氏は、1981年に上海海運学院の海運管理コースを受講した。同氏は1997年10月に当社に入社した。1942年９月14日生。	０株

役名 および職名	氏　　名 (年齢)	略　　歴	所有 株式数
業務執行 取締役	ヂア・ホンシェン (Jia Hongxiang) (58歳)	ヂア氏は、現在、当社の総経理兼業務執行取締役である。同氏は、当社の管理業務全般に責任を負っている。同氏は、1970年に上海海運局に入局し、1970年から1991年までの間、同局で船長および第二貨運支店において総経理兼書記を務めた。1991年から1993年までは、同氏は上海海運局の副局長であり、1993年から1995年までは上海海運の副主経理を務めた。1995年から1997年までは上海海運の主任船長を務めた。同氏は、1997年から2003年までは当社の業務執行副総経理であり、2003年に当社の総経理に就任した。同氏は、航海および船舶管理に関して、海運業界で30年以上の経験を有している。同氏は、経営管理に関する広範な経験も有している。同氏は、全国労働模範および五一労働奨章を授賞している。同氏は、1969年に大連海運学院を海運無線通信専攻で卒業しており、1997年10月に当社に入社した。1946年2月12日生。	0株
非業務執行 取締役	リ・シャオデ (Li Shaode) (53歳)	リ氏は、現在、当社の取締役会の非業務執行副会長である。同氏はまた、チャイナ・シッピングの党組書記兼副社長であり、CSDCの会長も兼任している。同氏は、1968年に上海海運局に入局した。1968年から1997年にかけては上海海運局の油輸船隊の党委副書記および労資所長を務め、さらに同期間中、上海海運局の副局長、上海ハイシンの副経理および上海海運の総経理も務めた。1997年、同氏はチャイナ・シッピングの副社長に就任した。同氏は、海運業界において、輸送安全管理に関して35年以上の経験を有している。同氏は、1983年に上海海運学院を海運管理専攻で卒業し、1997年には工学修士号を取得した。同氏は、2001年に中国船東学会の副会長に選任された。同氏は、1997年10月に当社に入社した。1950年8月2日生。	0株

役名 および職名	氏　名 （年齢）	略　歴	所有 株式数
非業務執行 取締役	チャン・ヂェンファ (Zhang Jianhua) (53歳)	チャン氏は、現在、当社の非業務執行取締役である。現在、同氏はチャイナ・シッピングの副社長も兼任している。1970年から1992年までの期間、同氏は、天津遠洋公司において海運部の委員および副書記を歴任した。1992年から1997年にかけて、同氏は中国海員対外技術服務公司の主経理を務め、1993年から1997年までは党組書記も務めた。同氏は、海上輸送および乗員管理に関して30年以上の経験を有し、経営管理の経験も豊富である。同氏は、1985年に大連海運学院を工学専攻で卒業している。同氏は1997年10月に当社に入社した。1950年10月28日生。	0株
非業務執行 取締役	ワン・ダション (Wang Daxiong) (43歳)	ワン氏は、現在、当社の非業務執行取締役であり、チャイナ・シッピングの副社長、CSDCの取締役、CSHHの取締役会会長、中海集団投資有限公司の会長およびチャイナ・マーチャント銀行の取締役も兼任している。同氏の海運業界における経歴は1983年に始まった。1983年から1995年にかけて、同氏は広州海運局の財務所で副所長、所長および課長を歴任した。同氏は、1998年から2001年にはチャイナ・シッピングの会計主任を務めた。同氏は、財務管理に広範な経験を有する。同氏は、上海交通会計学会の会長および交通部高級会計士評審委員会の委員も務めた。同氏は、1983年に上海海運学院を海運管理および財務専攻で卒業した。同氏は2004年２月に当社に入社した。1960年12月６日生。	0株
非業務執行 取締役	ワン・シェンギュン (Wang Xiangyun) (55歳)	ワン氏は、現在、当社の非業務執行取締役である。同氏は、上海海運の総経理兼党組書記および中海発展油輪公司の書記兼上級政工師を務めている。同氏は、1989年にマルクス理論専攻で復旦大学から学位を取得した。1967年、同氏は上海海運局に入社し、1992年から2002年にかけては上海海運対外技術服務公司の主経理、上海海運貨運支店の総経理、中海発展油輪公司の副書記および中海貨運（広州海運）公司の副主経理を務めた。同氏は、海運業界において30年以上の経験を有し、また海運会社の経営管理についても長い経験を有する。同氏は、2002年11月に当社に入社した。1948年10月２日生。	0株

役名 および職名	氏　　名 (年齢)	略　　歴	所有 株式数
社外非業務 執行取締役	フ・ハンシェン (Hu Hanxiang) (64歳)	フ氏は、現在、当社の社外非業務執行取締役である。同氏は、1966年に大連海運大学から船舶航法専攻で学位を取得した。1972年、同氏は天津燃料供給公司にタンカーの三等航海士として入社した。同氏は、海運業界で30年以上の経験を有する。1972年、同氏は、調度室の役員として交通部水運司に出向した。同氏は、交通部水運司の副長官および長官に就任した。同氏は、2004年３月に当社の社外非業務執行取締役に任命された。1940年２月生。	０株
社外非業務 執行取締役	グ・ニェンツー (Gu Nianzu) (75歳)	グ氏は、現在、当社の社外非業務執行取締役であり、上海市人大常委会の元副委員長である。同氏は、1949年に上海東呉法学院の法学部で学び、1949年から1955年まで上海市人民法院において調書係、総務課長および秘書課長として勤務した。1955年、同氏は、上海市高級人民法院の研究所の研究員および副所長となった。1960年から1967年、同氏は上海市高級人民法院で裁判官を務め、1967年から、同氏は上海市革命委員会政法指揮部に勤務した。1968年、同氏は上海市公検法の軍事管制委員会の審理室における職務を開始した。1971年から1974年には、同氏は上海市公安局の審批弁公室に勤務した。1974年から1979年まで同氏は上海市石油化工の総廠公安所に勤めた。その後、1979年から1983年までは上海市高級人民法院に戻り、副所長および政治所長に任ぜられた。1983年から1985年には、上海市中級人民法院の裁判長も勤めた。1985年から1993年の間、同氏は高級人民法院の副裁判長および後に裁判長を務めた。1993年から1996年には、同氏は、上海市人大常委会の副委員長を務め1996年に退職した。同氏は、2004年に当社の社外非業務執行取締役への任命に同意し、2004年３月に当社の社外非業務執行取締役に任命された。1929年５月生。	０株

役名 および職名	氏　名 （年齢）	略　歴	所有 株式数
社外非業務 執行取締役	ワン・ツォンシー (Wang Zongxi) （70歳）	ワン氏は、現在、当社の社外非業務執行取締役であり、上海市政協常委の元委員である。同氏は、同済大学の建築用電気設備学部を卒業している。同氏は、1997年以降、中国の登録会計士となり、現在は中国の上海公認会計士協会会員である。上海公認会計士協会は、中国で認可を受けた団体である中国公認会計士協会（以下「CICPA」という。）の公式支部であり、CICPAに登録された会計士は中国において有資格で正規の会計士と認められる。1951年から1964年にかけて、同氏はまず松江区税務局に、次に盧湾区税務局に勤務した。1967年から1982年の間、同氏は、上海市財政局二分局に勤務し、最終的には1982年初めに企業部部長となった。1983年、同氏は上海市審計局に入局し、当初は準備局員を、1984年には副局長を務めた。1986年から1988年まで同氏は上海財務公室で副部長を務めた。1988年、同氏は上海市審計局に復職し、1993年まで局長を務めた後、上海市政協常委に加わった。同氏は、1998年に当該職を辞し、2003年まで上海愛建会計信託信託投資有限公司で顧問を務めた。同氏は、中国の財務・監査・税務分野で合計40年以上の実務経験を有する。同氏は、2004年３月に当社の社外非業務執行取締役に任命された。1933年12月生。	０株

役名 および職名	氏　　名 (年齢)	略　　歴	所有 株式数
社外非業務 執行取締役	ラム・シウ・ワイ・ スティーブン (Lam Siu Wai, Steven) (74歳)	ラム氏は、現在、当社の社外非業務執行取締役である。同氏は、1949年、中国の武漢に所在する中国国立海洋学院(現武漢交通科技大学)を航海学専攻で卒業した。1950年から1966年にかけて、同氏は船長または高級船員として多数の船舶に乗船した。1950年から1968年までの18年間、同氏は、Hong Wing Trading Co.という貿易会社の取締役であった。同氏はまた、1964年から1965年までは船主会社であるOceanic Shipping Co. Ltd.の海運経理も務めた。1964年から1970年には、同氏はUniversal Travelling Co.という旅行サービス会社の取締役を務めた。さらに、1966年から1978年には、同氏は、海運会社２社、すなわち香港海運有限公司の総経理補兼運航経理およびAsia Transportation Ltd.の運航部長職にあった。1974年から1978年、同氏は、船内荷役請負・艀会社であるOriental Stevedoring Co. Ltd.の会計検査人も務めた。同氏は、1978年から1989年までは海運業者Dodwell Shipping Ltd.の総経理補兼部長職にあった。1989年から1996年まで、同氏は運送会社であるKenwa Shipping Co. Ltd.の会長を務め、1992年から1996年までは船主会社Windermere Holding S.A.の会長も務めた。現在、同氏は、Kenwa Communication Co. Ltd.、Shanghai Weida Garments Packing Co. Ltd.、Shenyang Magic Wheel Ltd.およびLam Shine Shipping Co. Ltd.の会長である。さらに同氏は、Shanghai Donghwa Container Transport Service Corp.の副会長であり、Swico S.A.、Magic Wheel Ltd.、Kentrade Enterprises Ltd.、Asia Intermodal & Logistics Ltd.、Crownwell Investments Ltd.、Kenwa Logistics Investment Company Ltd.、Kenair Express Ltd.およびLand Express Ltd.の取締役も務めている。同氏は、2004年３月に当社の社外非業務執行取締役に任命された。1929年８月生。	０株

監査役

役名 および職名	氏　　名 (年齢)	略　　歴	所有 株式数
監査役	ヤオ・ツオチー (Yao Zuozhi) (57歳)	ヤオ氏は、現在、当社の監査役会会長である。1965年、同氏は広州海運局に入局した。1965年から1993年まで、同氏は広州海運局の組織部の課長兼主任ならびに組織処の課長兼副主任を務めた。1993年から1997年には、同氏は広州海運の副総経理を務めた。同氏はまた、1997年から2002年までは広州海運書記でもあり、1998年から現在までは中海発展貨輸公司の党組書記も務めている。2002年以降、同氏は広州海運の総経理となった。同氏は、1985年に華南師範大学を政治専攻で卒業した。同氏は、2003年10月に当社に入社した。同氏は、海運業で35年以上の経験を有する。1946年10月18日生。	0株
監査役	チャオ・シーイェン (Zhao Shijiang) (60歳)	チャオ氏は、現在、当社の党組書記兼監査役である。同氏は、1968年に上海海運局に入局し、1987年まで党委政治処主任および荻港造船所の書記を務めた。1987年から1997年まで、同氏は海洋水下工程科学研究所の党組書記であった。1997年以降、同氏は当社の副党組書記を経て党組書記を務めている。同氏は、経営管理に35年の経験を有する。同氏は、1968年に大連海運学院を船舶航法専攻で卒業した。同氏は、1997年10月に当社に入社した。1944年２月11日生。	0株
監査役	チャン・ロンビャオ (Zhang Rongbiao) (42歳)	チャン氏は、現在、当社の監査役であり、チャイナ・シッピングの監審部最高役員を兼任している。同氏は、1982年から海運産業に従事している。1982年から1987年まで、同氏は広州海運の監審部副部長であり、1997年以降はチャイナ・シッピングの監審部副部長を務めている。同氏は、従来、企業監査に従事しており、財政管理および企業監査に広範な経験を有している。同氏は、武漢河運専科科学校（元武漢交通技大学）を輪機管理専攻で卒業している。2001年、同氏は産業経済学専攻の企業経営管理の研究生として上海社会科学院を卒業した。同氏は、2004年２月に当社に入社した。同氏には、20年以上の海運業界における経験がある。1961年10月11日生。	0株

役名 および職名	氏　　名 (年齢)	略　　歴	所有 株式数
監査役	ワン・シゥピン (Wang Xiuping) (40歳)	ワン氏は、現在、当社の企管部経理兼監査役である。同氏は、1982年に上海海運局に入局し、1987年まで三等航海士、二等航海士および一等航海士を務めた。2000年から2001年には、同氏は当社の資源預配センターの副所長、所長、経理補佐および業務執行経理補佐を務めた。同氏は、1982年に上海海運職工大学を船舶航法専攻で卒業した。同氏は、2002年に中国海員工会全国委員会から金錨賞を授賞している。同氏は、1999年1月に当社に入社した。同氏は、海運業界で20年以上の経験を有する。1964年1月8日生。	0株
監査役	フア・ミン (Hua Min) (53歳)	フア氏は、現在、当社の監査役および復旦大学世界経済研究所所長を務めている。同氏は、1982年に復旦大学から経済学士を取得し、1993年には同大学から世界経済で博士号を取得した。復旦大学への入学前は、同氏は人民解放軍空軍に所属し、上海工場の要職にあった。1982年から1990年まで、同氏は東華師範大学の講師を務めた。同氏は、1990年から1993年までは復旦大学の博士課程に在籍した。1993年に卒業後、同氏は復旦大学世界経済学部の助教授となり、その後教授に、さらに学部長となった。2000年、同氏は復旦大学世界経済研究所の所長となり、最近情報確認日現在も同研究所所長職にある。同氏は、2004年3月に当社の監査役に任命された。1950年11月生。	0株
監査役	パン・インリー (Pan Yingli) (48歳)	パン女史は、現在、当社の監査役であり、かつ東華師範大学で教授として金融の教職および研究に携わっている。同女史は、1984年から東華師範大学の金融学部で教鞭を執っている。同女史は、1991年に経済学助教授となり、1994年には金融学部の教授となり、最近情報確認日現在も同教授職にある。同女史は、2004年3月に当社の監査役に任命された。同女史は、1992年に経済博士号を取得している。1955年6月生。	0株

会社秘書役

役名および職名	氏　名（年齢）	略　歴	所有株式数
会社秘書役	イェ・ユー・マン (Ye Yu Mang) (38歳)	イェ氏は、現在、当社の上級エコノミスト兼事務部経理兼書記である。同氏は、1989年から1996年までは上海海運に勤務し、船舶技術および経営管理業務に携わった。1995年５月から同年８月まで、同氏はCSDCの副書記を務め、1995年10月から2001年８月までは、同氏はCSDCの共同会社書記であった。同氏は、2001年４月から2003年３月までCSDCの書記を務めた。同氏は、1989年に上海海運学院から機械工学の修士号を取得した。同氏は、2002年11月に当社に入社した。1966年２月６日生。	０株

その他の上級業務執行者

役名および職名	氏　名（年齢）	略　歴	所有株式数
上級業務執行者	ホアン・シャオウェン (Huang Xiaowen) (42歳)	ホアン氏は、現在、当社の業務執行副総経理である。同氏の海運業界における経歴は1981年に始まった。同氏は、当社の総経理を補佐し、当社の生産・運営業務に責任を負っている。1981年から1997年まで、同氏は広州遠洋公司コンテナ輸送部の部長ならびに中国遠洋運輸（集団）のコンテナ輸送部の副経理、経理および部長を務めた。1997年以降、同氏は当社の業務執行副総経理である。同氏は、コンテナ輸送の広範な知識を有し、経営に関する豊富な経験を有している。同氏のバルク・コンテナに関する技術は、香港2002年新産品に選ばれ、新技術国際博覧会において金賞を受賞し、中国国際知識産権局から実用新型特許も授与された。同氏は、青島遠洋船員学院を船舶航法専攻で1981年に卒業した。同氏は、1997年10月に当社に入社した。1962年５月２日生。	０株

役名 および職名	氏　名 (年齢)	略　歴	所有 株式数
上級 業務執行者	チャオ・ホンチョウ (Zhao Hongzhou) (36歳)	チャオ氏は、現在、当社の副総経理である。同氏は、当社の総経理を補佐し、当社の生産・運営・管理業務に責任を負っている。同氏の海運業界における経歴は1993年に始まった。1994年、同氏は中国遠洋運輸（集団）集装箱の本社課長に就任した。1997年から2002年まで、同氏はチャイナ・シッピングの総裁事務部の副課長および課長を務め、経営における豊かな経験を獲得した。同氏は、上海海運学院（修士課程）を輸送管理および工学専攻で1993年に卒業し、工学修士号を取得した。同氏は、2002年11月に当社に入社した。1968年３月８日生。	０株
上級 業務執行者	リ・イェヂェン (Li Xueqiang) (43歳)	リ氏は、現在、当社の副総経理である。同氏は、当社の総経理を補佐し、当社の安全および技術分野に責任を負っている。同氏は、1983年に上海海運局に入局した。1983年から1997年まで、同氏は、上海海運局の技師長、上海海運客運公司の総経理補佐、上海海運の技術部副部長および上海ハイシン・コンテナの副経理を歴任した。同氏は、航海および船舶技術管理に長年の経験を有しており、また、経営管理および輸送安全管理についても広範な経験を有する。1983年、同氏は大連海運学院を船舶管理専攻で卒業し、工学学士号を取得した。同氏は、現在、上海海運学院における国際法の研究分析者である。同氏は、1997年10月に当社に入社した。1960年11月21日生。	０株
上級 業務執行者	ヂ・タオ (Ji Tao) (53歳)	ヂ氏は、現在、当社の副総経理である。同氏は、当社の総経理を補佐し、当社の職場における安全および人事業務に責任を負っている。同氏は、1971年に上海海運局に入局した。1971年から1998年まで、同氏は、上海海運（集団）油輪第二支店の副経理、船舶担当役員および船舶担当主任ならびに上海海興貨運の支店の副経理を歴任した。1998年から1999年、同氏は中海貨総上海支店の副経理を務めた。同氏は、人事管理および輸送安全管理に広範な経験を有する。同氏は、1985年に大連海運学院を社会管理学専攻で卒業した。同氏は、1999年３月に当社に入社した。1950年11月14日生。	０株

役名 および職名	氏　名 (年齢)	略　歴	所有 株式数
上級 業務執行者	ラウ・ワイ・イプ (Lau Wai Yip) (41歳)	ラウ氏（公認会計士協会特別会員、香港会計士公会会員、経営学修士）は、現在、上場規則第３条24の要件を充たす当社の公認会計士である。同氏は、財務報告手続きおよび社内財務管理ならびに上場規則の要件遵守に関して当グループの監督に当たっている。同氏は、1989年に香港会計士公会の準会員となり、現在、公認会計士協会特別会員である。同氏は、1999年に香港科技大学から経営修士号を取得した。同氏は、会計および監査に15年以上の経験を有する。同氏は、1985年から1999年まで、香港および中国のプライスウォーターハウスクーパースに勤務していた。1962年９月生。	０株

取締役の報酬

2003年12月31日に終了した３年度のそれぞれにおいて、取締役の総報酬（基本給与および諸手当、年金およびその他の福利厚生で構成される。）は、それぞれ約110,913人民元、331,617人民元および520,441人民元であり、監査役の総報酬（基本給与および諸手当、年金およびその他の福利厚生で構成される）は、それぞれ約110,913人民元、331,617人民元および942,679人民元であった。2004年12月31日終了年度について取締役および監査役に支払われる予定の報酬総額は、それぞれ約2,250,000人民元および1,260,000人民元と見込まれる。

取締役、監査役および上級業務執行者の報酬に関する詳細については、「５．コーポレート・ガバナンスの状況」および「第６－１．II連結財務書類に対する注記」の注9(a)を参照されたい。

5. コーポレート・ガバナンスの状況

監査委員会

当社は、2004年3月4日に可決された取締役会決議に従い監査委員会を設置した。監査委員会の主な職責は、当社の財務報告、年次報告および中間報告の完全性を考査し、当社の財務および内部管理を審査することである。監査委員会は、2名の社外非業務執行取締役と1名の非業務執行取締役（ワン・ツォンシー氏、グ・ニェンツー氏およびワン・ダション氏）で構成されている。ワン・ツォンシー氏は、監査委員会の委員長である。

取締役および監査役の役務提供契約

(a)　役務提供契約

取締役および監査役は各自、当社との間に3年間の役務提供契約を締結している。取締役の役務提供契約の内容はすべての重要な点で同一である。取締役および監査役の給与は毎年、定時株主総会において株主により決定される。執行取締役は、関係する中国の法令諸規則のもとで定められた福利厚生を受けることができる。

(b)　取締役の給与

2004年12月31日に終了する年度についての取締役の現行の年間基本給与の見積額は以下のとおりである。

	(単位：人民元)
業務執行取締役	
リ・ケリン氏	800,000
ヂア・ホンシェン氏	640,000
非業務執行取締役	
リ・シャオデ氏	80,000
チャン・ヂェンファ氏	80,000
ワン・ダション氏	80,000
ワン・シェンギュン氏	80,000
社外非業務執行取締役	
フ・ハンシェン氏	80,000
グ・ニェンツー氏	80,000
ワン・ツォンシー氏	80,000
ラム・シウ・ワイ氏	250,000

(c)　監査役の給与

2004年12月31日に終了する年度についての監査役の現行の年間基本給与の見積額は以下のとおりである。

	(単位：人民元)
ヤオ・ツオチー氏	80,000
チャオ・シーイェン氏	640,000
チャン・ロンビャオ氏	80,000
ワン・シュウピン氏	300,000
フア・ミン氏	80,000
パン・インリー氏	80,000

取締役および監査役の報酬

(a) 取締役の報酬

2003年12月31日に終了した3年度のそれぞれについて当社が取締役（社外非執行取締役を含まない。）に支払った給与、その他の諸手当、年金、その他現物支給による福利厚生費は、それぞれ約110,913人民元、331,617人民元および520,441人民元である。

本書に別途開示する場合を除き、2003年12月31日に終了した3年度のそれぞれについて当社が取締役に支払ったか、または支払義務を負っているその他の報酬はない。

現行の取決めのもとで、当社は、2004年12月31日に終了する年度について取締役に支払うべき報酬総額（現物支給による手当てを含む。）を約2,250,000人民元と見込んでいる。

(b) 監査役の報酬

2003年12月31日に終了した3年度のそれぞれについて当社が監査役に支払った給与、その他の諸手当、年金、その他現物支給による福利厚生費は、それぞれ約110,913人民元、331,617人民元および942,679人民元である。

現行の取決めのもとで、当社は、2004年12月31日に終了する年度について監査役に支払うべき報酬総額（現物支給による手当てを含む。）を約1,260,000人民元と見込んでいる。

当社のコーポレート・ガバナンスの基本構造については、上記「第１－１．会社制度等の概要」も参照されたい。

第6　経理の状況

1．チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドの前身は中華人民共和国において1997年8月28日に同国の会社法に基づいて有限会社（同法上の閉鎖会社組織）として設立された。2004年3月3日、当社のH株式の香港証券取引所への上場を予定した当グループの組織再編の一環として、当社は、同国の会社法に基づき株式会社として設立された。

当グループは会社設立日以降、未だ公表された財務書類を有しておらず、したがって、本届出書提出日時点で「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）（以下「財務諸表等規則」という。）第127条の適用を受けている当社および当社の子会社の財務書類はない。以下に掲げる会計士報告書（アカウンタント・レポート）は、香港において一般に公正妥当と認められる会計原則および香港公認会計士協会により公表された会計基準（以下「香港会計原則」という。）に準拠するように修正が加えられ作成された当社の財務情報（以下「当財務情報」という。）を含んでいる。当該会計士報告書は、香港目論見書とともに香港企業登記局での登録および香港証券取引所への上場申請を経て香港で公表された後（2004年6月上旬を予定）、財務諸表等規則第127条第1項の適用を受ける予定である。

2．本書記載の当グループの当財務情報は、当社の株式会社への組織変更以前に関する、中国の会計基準に基づいて作成された2001年、2002年および2003年12月31日現在の連結貸借対照表および貸借対照表、ならびに同日に終了した各年度の連結損益計算書、連結株主持分変動表および連結キャッシュ・フロー計算書を基礎として、これに香港会計原則に準拠するために必要となる修正を加えることによって作成されている。基礎となった法定監査済の当該財務書類については、香港公認会計士協会によって公表された監査基準書に準拠し当社の報告会計士である香港プライスウォーターハウスクーパースが、別途独立した監査を行っており、関連する修正が加えられた後、当財務情報は、更に同協会により公表された「目論見書と報告会計士」と題する監査指針に従い、香港プライスウォーターハウスクーパースの検証手続および必要と認められた追加的手続を受けている。なお子会社二社(CS(アジア)およびCS(香港))については、香港会計原則に従い、合併会計に基づき組織再編前のCS(アジア)およびCS(香港)設立時（2002年）に遡って連結ベースでの財務書類に組み込まれている。

3．本書記載の会計士報告書のうち、原文（英文）は、当社が香港企業登記局に登録する予定である、香港証券取引所への上場申請のための香港目論見書とともに公表するものの写しであり、日本文の会計士報告書は、これらの原文を翻訳したものである。

4．本書記載の会計士報告書に含まれている当財務情報（原文）の金額は、人民元で表示されている。「円」で表示されている金額は、財務諸表等規則第130条の規定に基づき、2004年3月31日現在の中国通信配信の中国人民銀行公表中心値に基づく1人民元＝12.76円で換算された金額である。金額は百万円単位（四捨五入）で表示されている。

5．当社が当財務情報の作成において採用した企業会計基準、会計慣行および表示方法と、日本に

おいて一般に公正妥当と認められているそれらとの間の主な相違点に関しては、「4．香港と日本における会計原則および会計慣行の主要な相違」に説明されている。

６．円換算額および「４．香港と日本における会計原則および会計慣行の主要な相違」は原文の会計士報告書には含まれておらず、当社の報告会計士である香港プライスウォーターハウスクーパースの検証手続の対象にもなっていない。

1．財務書類

以下に掲げるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドの財務書類を含む会計士報告書は、チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドが香港証券取引所に新規上場するにあたって、香港証券取引所規則に準拠して作成されたものであり、香港企業登記局での登録および香港証券取引所への上場申請を経て2004年6月上旬に香港で開示される予定である。

(注)未定事項については2004年6月上旬頃に決定する予定である。

以下は、香港の公認会計士事務所である報告会計士のプライスウォーターハウスクーパースから入手したものであり、香港オファリングのために作成される目論見書に組み込むことを目的として作成された会計士報告書の本文である。

会計士報告書

2004年　月　日

チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド
BNP パリバ・ペレグリン・キャピタル・リミテッド
取締役　各位

私どもは以下に、香港証券取引所のメインボード(以下「メインボード」という。)に株式を新規上場するための2004年　月　日付の香港目論見書(以下「香港目論見書」という。)に含まれた、2001年、2002年および2003年12月31日に終了した3事業年度(以下「関連期間」という。)におけるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド(以下「当社」という。)とその子会社および関連会社(当社とその子会社は以下総称して「当グループ」という。)の財務情報についての報告書を記載する。

当社は、中華人民共和国(以下「中国」という。)において、1997年8月28日に、中国の会社法に基づいた有限会社として設立された。2004年3月3日に、当社は、2003年10月31日現在の登録資本および剰余金を1株当たり1人民元の株式3,830,000,000株に転換することで、中国会社法に基づく株式会社に移行した。本書「第2 企業の概況　2．沿革」に詳述されているグループ組織再編(以下「本組織再編」という。)に伴い、当社は、2003年10月15日に、チャイナ・シッピング・コンテナ・ラインズ(香港)コ・リミテッドおよびチャイナ・シッピング・コンテナ・ラインズ(アジア)コ・リミテッドのすべての発行済株式を兄弟会社より取得した。

本報告書の日付現在、当社は、以下のセクションⅡ注記29に掲載されている子会社および関連会社に対する直接的および間接的持分を保有している。

現在当グループを構成しているすべての会社およびその関連会社は、12月31日を決算日としてしている。

当社の取締役(以下「取締役」という。)は、中国の企業会計基準および企業会計制度に従って、2001年、2002年および2003年12月31日に終了した各事業年度に係る当グループの連結財務書類を作成しており、当該財務書類は、中国で登録されている公認会計士事務所である上海衆華滬銀會計師事務所の監査を受けている(以下「中国GAAP財務書類」という。)。本報告書の目的のために、私どもは、関連期間における中国GAAP財務書類に対し、香港公認会計士協会(以下「HKSA」という。)により公表された監査基準書に従い、独立した監査を実施した。

以下のセクションⅠからⅢに記載されている財務情報(以下「当財務情報」という。)は、上海衆華滬銀會計師事務所により監査された中国GAAP財務書類を基礎として適切な調整を加えて作成されている。本報告書の目的のために、HKSAにより公表された「目論見書と報告会計士」と題する監査指針に従って、私どもは当財務情報の検証を行い、かつ、必要な追加手続きを実施した。取締役は、関連期間において、真実かつ公正に表された中国GAAP財務書類を作成する責任を有している。当該財務書類の作成に当たっては、適切な会計方針が選択され、継続的に適用されることを基礎的前提としている。

取締役は当財務情報が真実かつ公正に表されていることについて責任を有している。私どもの責任は、私どもの検証に基づき当財務情報に対する独立した意見を形成し、表明することである。

私どもの意見では、当財務情報は、本報告書の目的のために、また以下のセクションⅡの注記1に記載されている基準に基づいて作成され、当社および当グループの2001年、2002年および2003年12月31日現在の財政状態ならびに関連期間における当グループの経営成績およびキャッシュ・フローの状況を真実かつ公正に表している。

I　連結財務書類

連結損益計算書

以下は、適切な調整を行った後の、関連期間における当グループの要約連結損益計算書である。

	注記	2001年		2002年		2003年	
		千人民元	百万円	千人民元	百万円	千人民元	百万円
売上高	2	7,795,445	99,470	10,522,234	134,264	15,276,163	194,924
営業費用	3	(8,801,292)	(112,305)	(10,528,540)	(134,344)	(13,009,891)	(166,006)
売上総利益(損失)		(1,005,847)	(12,835)	(6,306)	(80)	2,266,272	28,918
一般管理費		(75,477)	(963)	(219,731)	(2,804)	(406,864)	(5,192)
営業利益(損失)	4	(1,081,324)	(13,798)	(226,037)	(2,884)	1,859,408	23,726
財務費用純額	5	(276,000)	(3,521)	(383,333)	(4,892)	(459,447)	(5,863)
持分法による投資利益		7,072	90	4,128	53	6,957	89
税引前利益(損失)		(1,350,252)	(17,229)	(605,242)	(7,723)	1,406,918	17,952
税金費用	6	12,721	162	10,196	130	(9,573)	(122)
当期利益(損失)		(1,337,531)	(17,067)	(595,046)	(7,593)	1,397,345	17,830
少数株主損益		(885)	(11)	(2,041)	(26)	(14,473)	(185)
株主帰属利益(損失)	20	(1,338,416)	(17,078)	(597,087)	(7,619)	1,382,872	17,645
基本1株当たり利益(損失)	7	(0.74)人民元	(9)円	(0.32)人民元	(4)円	0.46人民元	6円

12月31日に終了した事業年度

連結貸借対照表

以下は、適切な調整を行った後の、2001年、2002年および2003年12月31日現在の当グループの要約連結貸借対照表である。

		12月31日現在					
	注記	2001年		2002年		2003年	
		千人民元	百万円	千人民元	百万円	千人民元	百万円
固定資産							
有形固定資産	10	4,001,666	51,061	5,403,216	68,945	9,087,847	115,961
繰延税金資産	11	61,991	791	74,010	944	87,559	1,117
関連会社に対する投資	13	60,214	768	61,778	789	46,343	591
投資有価証券	14	70,600	901	70,600	901	-	-
固定資産合計		4,194,471	53,521	5,609,604	71,579	9,221,749	117,669
流動資産							
バンカー(燃料)		117,301	1,497	171,448	2,188	195,041	2,489
受取手形および売掛金	15	1,465,866	18,704	2,075,218	26,480	2,360,967	30,126
前払費用およびその他の未収金		42,243	539	283,736	3,620	221,889	2,831
現金および預金	16	371,553	4,741	515,271	6,575	1,484,464	18,942
拘束性預金	16	-	-	83,000	1,059	-	-
流動資産合計		1,996,963	25,481	3,128,673	39,922	4,262,361	54,388
流動負債							
支払手形および買掛金	17	1,020,836	13,026	1,218,479	15,548	1,484,173	18,938
未払費用およびその他の未払金		120,131	1,533	142,849	1,823	390,079	4,977
最終持株会社に対する債務	28	1,260,633	16,085	2,016,849	25,735	77,459	988
短期借入金	18	1,315,080	16,780	1,588,580	20,270	1,389,720	17,733
長期借入金							
－1年内期日到来分	21	145,000	1,850	26,000	332	387,515	4,945
ファイナンス・リース債務							
－1年内期日到来分	22	178,028	2,272	238,153	3,039	334,232	4,265
流動負債合計		4,039,708	51,546	5,230,910	66,747	4,063,178	51,846
正味流動資産(負債)		(2,042,745)	(26,065)	(2,102,237)	(26,825)	199,183	2,542
流動負債控除後資産合計		2,151,726	27,456	3,507,367	44,754	9,420,932	120,211

連結貸借対照表（続き）

	注記	12月31日現在					
		2001年		2002年		2003年	
		千人民元	百万円	千人民元	百万円	千人民元	百万円
株主持分							
資本金	19	1, 801, 050	22, 981	2, 801, 050	35, 741	3, 801, 050	48, 501
剰余金	20	(2, 007, 513)	(25, 615)	(2, 601, 562)	(33, 196)	(174, 361)	(2, 224)
株主持分合計		(206, 463)	(2, 634)	199, 488	2, 545	3, 626, 689	46, 277
少数株主持分		5, 617	71	14, 294	183	41, 543	530
固定負債							
長期借入金	21	1, 160, 340	14, 806	2, 019, 814	25, 773	4, 232, 772	54, 010
ファイナンス・リース債務	22	1, 192, 232	15, 213	1, 273, 771	16, 253	1, 519, 928	19, 394
固定負債合計		2, 352, 572	30, 019	3, 293, 585	42, 026	5, 752, 700	73, 404
		2, 151, 726	27, 456	3, 507, 367	44, 754	9, 420, 932	120, 211

個別貸借対照表

以下は、適切な調整を行った後の、2001年、2002年および2003年12月31日現在の当社の要約貸借対照表である。

		12月31日現在					
	注記	2001年		2002年		2003年	
		千人民元	百万円	千人民元	百万円	千人民元	百万円
固定資産							
有形固定資産	10	3,980,759	50,794	5,348,892	68,252	8,272,362	105,556
繰延税金資産	11	61,991	791	74,010	944	87,559	1,117
子会社に対する投資	12	5,900	75	42,500	543	121,586	1,551
関連会社に対する投資	13	49,492	632	44,608	569	29,214	373
投資有価証券	14	70,600	901	70,600	901	-	-
固定資産合計		4,168,742	53,193	5,580,610	71,209	8,510,721	108,597
流動資産							
バンカー(燃料)		114,738	1,464	161,328	2,059	188,912	2,411
受取手形および売掛金	15	1,425,150	18,185	2,042,846	26,067	2,626,823	33,518
前払費用およびその他の未収金		31,785	406	293,251	3,742	91,484	1,167
現金および預金	16	365,045	4,658	491,960	6,277	1,151,910	14,698
拘束性預金	16	-	-	83,000	1,059	-	-
流動資産合計		1,936,718	24,713	3,072,385	39,204	4,059,129	51,794
流動負債							
支払手形および買掛金	17	982,723	12,540	1,182,809	15,093	1,622,205	20,699
未払費用およびその他の未払金		105,857	1,351	132,106	1,686	183,099	2,336
最終持株会社に対する債務		1,243,102	15,862	2,013,640	25,694	-	-
短期借入金	18	1,315,080	16,780	1,588,580	20,270	1,389,720	17,733
長期借入金							
－1年内期日到来分	21	145,000	1,850	26,000	332	387,515	4,945
ファイナンス・リース債務							
－1年内期日到来分	22	178,028	2,272	238,153	3,039	334,232	4,265
流動負債合計		3,969,790	50,655	5,181,288	66,114	3,916,771	49,978
正味流動資産(負債)		(2,033,072)	(25,942)	(2,108,903)	(26,910)	142,358	1,816
流動負債控除後資産合計		2,135,670	27,251	3,471,707	44,299	8,653,079	110,413

個別貸借対照表（続き）

		12月31日現在					
	注記	2001年		2002年		2003年	
		千人民元	百万円	千人民元	百万円	千人民元	百万円
株主持分							
資本金	19	1, 801, 050	22, 981	2, 801, 050	35, 741	3, 801, 050	48, 501
剰余金	20	(2, 017, 952)	(25, 749)	(2, 622, 928)	(33, 468)	(477, 558)	(6, 093)
株主持分合計		(216, 902)	(2, 768)	178, 122	2, 273	3, 323, 492	42, 408
固定負債							
長期借入金	21	1, 160, 340	14, 806	2, 019, 814	25, 773	3, 809, 659	48, 611
ファイナンス・リース債務	22	1, 192, 232	15, 213	1, 273, 771	16, 253	1, 519, 928	19, 394
固定負債合計		2, 352, 572	30, 019	3, 293, 585	42, 026	5, 329, 587	68, 005
		2, 135, 670	27, 251	3, 471, 707	44, 299	8, 653, 079	110, 413

連結株主持分変動表

以下は、適切な調整を行った後の、関連期間における当グループの要約連結株主持分変動表である。

	注記	12月31日に終了した事業年度					
		2001年		2002年		2003年	
		千人民元	百万円	千人民元	百万円	千人民元	百万円
期首株主持分合計		1,131,953	14,444	(206,463)	(2,634)	199,488	2,545
増資	19	-	-	1,000,000	12,760	1,000,000	12,760
当期利益(損失)		(1,338,416)	(17,078)	(597,087)	(7,619)	1,382,872	17,645
子会社の少数株主により放棄された配当金	20(i)	-	-	3,038	38	212	3
負債の資本剰余金への振替	20(iii)	-	-	-	-	1,048,636	13,381
株式発行費用		-	-	-	-	(4,519)	(57)
期末株主持分合計		(206,463)	(2,634)	199,488	2,545	3,626,689	46,277

連結キャッシュ・フロー計算書

以下は、適切な調整を行った後の、関連期間における当グループの要約連結キャッシュ・フロー計算書である。

	注記	12月31日に終了した事業年度					
		2001年		2002年		2003年	
		千人民元	百万円	千人民元	百万円	千人民元	百万円
営業活動によるキャッシュ・フロー							
営業活動によるキャッシュ・フロー	23(a)	(379, 128)	(4, 838)	(439, 258)	(5, 605)	2, 721, 020	34, 720
中国企業所得税支払額		-	-	(423)	(5)	(5, 112)	(65)
営業活動による正味キャッシュ・フロー		(379, 128)	(4, 838)	(439, 681)	(5, 610)	2, 715, 908	34, 655
投資活動によるキャッシュ・フロー							
有形固定資産の取得による支出		(525, 006)	(6, 699)	(1, 424, 976)	(18, 182)	(3, 490, 328)	(44, 536)
有形固定資産の処分による収入		34	0	9	0	3, 685	47
子会社の取得による支出	23(b)	(4, 334)	(55)	-	-	-	-
関連会社に対する投資および投資有価証券の処分による収入		4, 500	57	-	-	86, 524	1, 104
関連会社に対する投資による支出		(50, 000)	(638)	-	-	-	-
関連会社からの配当金受取額		3, 038	39	4, 884	62	4, 107	52
利息受取額		21, 186	270	5, 353	68	6, 319	81
投資活動による正味キャッシュ・フロー		(550, 582)	(7, 026)	(1, 414, 730)	(18, 052)	(3, 389, 693)	(43, 252)

連結キャッシュ・フロー計算書（続き）

	注記	12月31日に終了した事業年度					
		2001年		2002年		2003年	
		千人民元	百万円	千人民元	百万円	千人民元	百万円
財務活動によるキャッシュ・フロー							
利息支払額		(143, 116)	(1, 826)	(242, 412)	(3, 093)	(316, 872)	(4, 043)
資本金の増加		-	-	1, 000, 000	12, 760	1, 000, 000	12, 760
短期および長期借入金の増加		2, 472, 540	31, 550	2, 951, 054	37, 655	4, 083, 193	52, 101
短期および長期借入金の返済		(1, 549, 500)	(19, 771)	(1, 937, 080)	(24, 717)	(1, 707, 580)	(21, 789)
最終持株会社に対する債務の増加		465, 000	5, 933	655, 000	8, 358	74, 534	951
最終持株会社への借入金の返済		-	-	-	-	(965, 000)	(12, 313)
少数株主への配当金支払額		-	-	-	-	(1, 414)	(18)
少数株主による増資		-	-	3, 598	46	14, 190	181
ファイナンス・リース支払額の元本相当分		(129, 356)	(1, 651)	(195, 276)	(2, 492)	(279, 306)	(3, 564)
ファイナンス・リース支払額の利息相当分		(220, 779)	(2, 817)	(236, 755)	(3, 021)	(258, 767)	(3, 302)
財務活動による正味キャッシュ・フロー	23(d)	894, 789	11, 418	1, 998, 129	25, 496	1, 642, 978	20, 964
現金および現金同等物の純増加(減少)		(34, 921)	(446)	143, 718	1, 834	969, 193	12, 367
現金および現金同等物期首残高		406, 474	5, 187	371, 553	4, 741	515, 271	6, 575
現金および現金同等物期末残高		371, 553	4, 741	515, 271	6, 575	1, 484, 464	18, 942
現金および現金同等物残高の内訳							
現金および預金		371, 553	4, 741	515, 271	6, 575	1, 484, 464	18, 942

II 連結財務書類に対する注記

1. 主要な会計方針

当該財務書類の作成にあたり適用された主要な会計方針は以下のとおりである。

(a) 作成基準

当社は1997年8月28日に、中国において、同国の会社法に基づいた有限会社として設立された。2004年3月3日に、当社は、2003年10月31日現在における登録資本および剰余金を1株当たり1人民元の株式3,830,000,000株に転換することで、中国の会社法に基づく株式会社に移行した。

本組織再編に伴い、当社はチャイナ・シッピング・コンテナ・ラインズ（香港）コ・リミテッド(以下「CS（香港)」という。)とチャイナ・シッピング・コンテナ・ラインズ（アジア）コ・リミテッド(以下「CSアジア」という。)のすべての発行済株式を、2003年10月15日に兄弟会社より取得した。本組織再編は、HKSA公表の香港会計実務基準書第27号「グループ再編成に関する会計」で認められているように合併会計に基づいて会計処理されている。

連結財務書類は香港で一般に公正妥当と認められた会計原則に従って作成されており、香港公認会計士協会(以下「HKSA」という。)が公表している会計基準書に準拠している。当該財務書類は取得原価主義に基づいて作成されている。

(b) グループ会計

(i) 連結

上記注記1(a)に記載されている本組織再編は、当社をCS（香港）およびCSアジアの各設立日からの持株会社とみなすことによる合併会計に基づいて会計処理されている。

連結財務書類は、12月31日までに作成された、当社およびその子会社の財務書類を含んでいる。

上記注記1(a)に記載されている本組織再編を除き、当期に取得した子会社の経営成績は取得日から、譲渡した子会社の経営成績は譲渡日まで、場合に応じて連結損益計算書に含められている。

当グループ内のすべての重要な連結会社間取引および残高は、連結上消去される。

子会社の譲渡による利益または損失は、売却額と、子会社の純資産に未償却または剰余金において処理され、損益未計上の正負の営業権および関連する為替換算調整勘定を合算した金額におけ

る当グループの持分額との差額として表されている。

少数株主持分は子会社の経営成績および純資産における外部株主の持分を表している。

（ii） 子会社

子会社とは、当社が直接あるいは間接的に議決権の過半数を支配しているか、または当社が財務および営業方針の決定、取締役会の過半数の任免ないしは取締役会における過半数の議決権行使をさせる影響力を有している当該事業体である。

当社の貸借対照表において、子会社に対する投資は、取得原価から減損に対する引当額を控除した金額で表示し、子会社の業績結果を、配当金受取額および未収額に基づいて計上している。

（iii） 関連会社

関連会社とは、子会社以外で、出資持分を長期にわたって保有し、その経営に重要な影響を与えている会社である。

連結損益計算書は、当期の関連会社の経営成績に対する当グループの持分を含み、連結貸借対照表は、関連会社の純資産に対する当グループの持分を含んでいる。

当グループが関連会社に関して債務または保証債務を負う場合を除き、関連会社に対する投資価額がゼロになるまで持分法による会計処理を行う。

当グループと関連会社との取引に係る未実現利益については、当グループの関連会社に対する持分相当額が消去される。未実現損失は、当該取引が移転された資産の減損に関する証拠を示していない限り、消去される。

当社の貸借対照表において、関連会社に対する投資は、取得原価から減損に対する引当額を控除した金額で表示され、関連会社の業績結果は、配当金受取額および未収額に基づいて計上している。

（iv） 外貨換算

外貨建取引は、取引日の為替レートで換算される。貸借対照表日現在の外貨建の金融資産および金融負債は、貸借対照表日の為替レートで換算される。この場合に生じる換算差額は損益計上される。

外貨建で表示されている子会社の貸借対照表は、貸借対照表日の為替レートで換算されるのに対

し、損益計算書は平均レートで換算される。換算差額は、剰余金の増減として処理される。

(c) 有形固定資産

(i) 建造中の船舶

建造中の船舶は、取得原価から減損損失累計額を控除した額で表示されている。船舶建造費用の資産計上は、当期中に発生した実際の費用に基づいて行われる。建造中の船舶については、減価償却は行われていない。

(ii) その他の有形固定資産

その他の有形固定資産は、取得原価から減価償却累計額および減損損失累計額を控除した金額で表示されている。

その他の有形固定資産は、取得原価から減損損失累計額を控除した金額を、取締役が見積った残存価額まで償却するのに十分な比率で、見積耐用年数にわたって定額法で減価償却する。その他の有形固定資産の見積耐用年数の要約は以下のとおりである。

	見積耐用年数
コンテナ船	最初の登録日から25年
コンテナ	8～10年
オペレーティング・リース中の船舶の改良費*	5年もしくはリース期間のどちらか短い期間
コンピュータおよび事務機器	5～8年
車輌	6年

* 当グループがオペレーティング・リースに基づいて運航している船舶の改良費。

有形固定資産を通常の使用状態に回復させ、当該資産の総体としての利用を継続するために生ずる修繕費用は、連結損益計算書に計上されている。改良費は資産計上され、当グループの見積耐用年数にわたって減価償却される。

(iii) 減損および売却による利益または損失

有形固定資産に減損の兆候が生じていないか評価するために、貸借対照表日毎に内部、外部両面の情報が検討される。減損の兆候が存在する場合、資産の回収可能金額が見積られ、適当と認められれば資産の帳簿価額を回収可能金額まで減額し、減損損失が認識される。減損損失は連結損益計算書に計上される。

有形固定資産の処分による利益または損失は、当該資産の売却額と帳簿価額との差額として連結損益計算書に計上される。

(ⅳ) 有形固定資産の資産計上

コンテナ船の建造に関連する直接費は、建造期間における関連する借入資金に係る財務費用を含めて、有形固定資産として資産計上される。

(d) リース資産

当グループが借手側の場合

(ⅰ) ファイナンス・リース

資産の所有に係るすべてのリスクと利益が実質的に当グループに移転するリースは、ファイナンス・リースとして会計処理される。ファイナンス・リースは、リース期間開始時に、リース資産の公正価値または最低リース支払額の現在価値のいずれか低い価額で資産計上される。各リース支払額は、元本未返済額に対する比率が一定となるように元本と利息とに配分される。賃借料債務相当額は、利息控除後の価額で長期負債に計上される。利息はリース期間にわたって損益計上される。

ファイナンス・リースに基づく資産は見積耐用年数あるいはリース期間のいずれか短い期間にわたって減価償却される。

(ⅱ) オペレーティング・リース

資産の所有に係るすべてのリスクと利益が実質的にリース会社に留まるリースは、オペレーティング・リースとして会計処理される。オペレーティング・リースに基づく支払額は、リース会社から受取ったインセンティブ等控除後の価額で、リース期間にわたって定額法で損益計上される。

当グループが貸手側の場合

(ⅰ) オペレーティング・リース

オペレーティング・リースにより貸し出される資産は、貸借対照表の固定資産に含まれる。当該リース資産は、所有固定資産と同様の基準により、見積耐用年数にわたって減価償却される。リース料収入は、賃借人に対するインセンティブ等控除後の価額で、リース期間にわたって定額法で認識される。

(e) 投資有価証券

投資有価証券は減損に対する引当額を控除した価額で計上される。

個々の投資の帳簿価額は、公正価値が帳簿価額を下回っているか否かを評価するために貸借対照表日毎に見直される。一時的でない価値の下落が生じた場合、当該投資の帳簿価額は公正価値まで減額される。減損損失は費用として、連結損益計算書に計上される。当該減損損失額は、減損処理の原因となった状況および事象の存在が解消し、新しい状況および事象が予測可能な将来において継続するという説得力のある証拠が存在する場合には、連結損益計算書上戻入れられる。

その他の投資の処分による利益または損失は、その他の投資の売却額と帳簿価額との差額として、連結損益計算書に計上される。

(f) 船舶の修理および検査

船舶の乾ドック入りおよび特別検査費用は、発生時に連結損益計算書に計上される。

(g) バンカー

バンカーは燃料を示しており、取得原価あるいは正味実現可能価額のいずれか低い価額で表示されている。取得原価は加重平均法で算出されている。

(h) 売掛金

回収可能性に疑義が生じている金額まで売掛金について貸倒引当金が設定されている。貸借対照表上の売掛金は、当該引当金控除後の金額で表示されている。

(i) 現金および現金同等物

現金および現金同等物は取得原価で貸借対照表に計上されている。連結キャッシュ・フロー計算書における現金および現金同等物は、手元現金と要求払い預金により構成されている。

(j) 引当金

当グループが過去の事象に起因する現在の法的または推定的義務を負っており、その義務を解消するために資金の流出が必要となる可能性が高く、その金額を確実に見積もることができる場合には、引当金が計上される。当グループが引当てた金額について補填されると見込まれる場合には、補填額は資産として別途計上されるが、これは補填が事実上確実な場合に限られる。

(k) 従業員給付

(ⅰ) 従業員有給休暇

従業員の年次有給休暇は、従業員に対し発生した時点で認識される。貸借対照表日までの従業員による役務の提供の結果として見込まれる年次有給休暇に係る負債について引当金が設定される。

従業員の病欠および産休に対する義務については、休暇取得時まで認識されない。

(ⅱ) 年金債務

当グループの従業員は様々な政府提供の年金制度の対象となっており、当該制度の下で、従業員は、特定の基準に基づいた年金給付を毎月受取る権利を有している。関連する政府機関は、これらの従業員の退職に対する年金債務に責任を負っている。当グループは従業員の給与総額に対する割合(またはその他の基準)に基づいてこれらの年金制度に対して月次で拠出を行っている。月次拠出額は一定の上限を条件としており、労働社会福祉当局に対して支払が行われる。当該基金に関する当グループの債務は、各期の未払拠出額に限定される。制度への拠出は発生時に費用計上される。

当グループはまた、香港で雇用されている従業員のために、定額拠出型の強制年金基金制度(以下「MPF」という。)も運営している。当グループと従業員は、香港MPF制度通達の要求により、一人当たり1,000香港ドルを上限として従業員の月給の5%をそれぞれ拠出している。

上記定額拠出制度に対する当グループの拠出は、拠出時に全額権利確定となり、発生時に費用計上される。

(ⅲ) 住宅手当

中国本土で雇用されている当グループの常勤従業員は、様々な政府提供の住宅基金に加入する権利を有している。当該基金に対する当グループの拠出額は、従業員の月給に対する一定の割合に基づいている。当該基金への拠出は発生時に費用計上される。

(l) 税効果会計

税効果は、税務上の資産および負債と、その連結上の帳簿価額との一時差異について、負債法を用いて全額計上される。税効果の算定には、現行の税率または貸借対照表日までに実質的に制定された税率が用いられる。

繰延税金資産は、一時差異を利用できる将来の課税対象利益が見込まれる範囲で計上される。

税効果は、子会社および関連会社に対する投資により発生する一時差異について計上される。但し一時差異の解消時期が調整可能な場合や、予測可能な将来において一時差異が解消される可能性が低い場合は計上されない。

(m) 収益の認識

当グループは以下の基準で収益を認識している。

(i) 定期船

外航および内航コンテナ輸送事業の運営による貨物輸送収益は、各船舶の航海の進行度合に基づいて時間比例法で認識される。

(ii) 傭船

オペレーティング・リースによる船舶傭船収益は、各リース期間にわたって定額法で認識される。

(iii) 受取利息

受取利息は、元本および適用利率を考慮し、時の経過に伴って認識される。

(n) 借入費用

目的使用または売却までに時間を要する資産の取得、建造または製造に直接起因する借入費用は、当該資産の原価の一部として資産計上される。

その他のすべての借入費用は、発生した事業年度の連結損益計算書に計上される。

(o) 偶発債務

偶発債務とは過去の事象に起因し、当グループで管理することができない1つまたはそれ以上の将来の事象の発生によってその存在が確認される債務である。また、経済的資源の流出が求められる可能性が低いため、もしくは債務額を確実に見積もることができないために認識されていない過去の事象に起因する現在の債務も含まれる。

偶発債務は連結財務書類上には計上されていないが、連結財務書類に対する注記において開示さ

れている。経済的資源流出の可能性が変化し、その可能性が高まった場合には、引当金が計上される。

(p) セグメント報告

当グループの内部財務報告に従って、当グループは、事業別セグメントを第一の報告形式とし、地域別セグメントを第二の報告形式としている。

事業別セグメント報告には、定期船および傭船事業という分類がある。地域別セグメント報告に関しては、定期船および傭船事業からの収益は、世界の主要な取引航路をカバーしている。

配賦不能費用は全社費用として表示される。セグメント資産は、主に固定資産、棚卸資産、債権および営業資金で構成されている。セグメント負債は、営業債務および税金や特定の借入金等の控除項目で構成されている。資本的支出は、子会社の買収の結果増加する分を含む固定資産の追加取得から構成されている。

2. 売上高、収益およびセグメント情報

当グループの主要な活動は、コンテナ船を所有し、その傭船および運航により外航および内航のコンテナ海運サービスを提供することである。売上高は、定期船および傭船サービスからの収益総額から値引額および営業税を控除して表している。

(単位：千人民元)

	12月31日に終了した事業年度		
	2001年	2002年	2003年
売上高			
定期船	7,648,024	10,386,580	15,041,903
傭船	147,421	135,654	234,260
	7,795,445	10,522,234	15,276,163

当グループの内部財務報告形式に従い、当グループは事業別セグメントを第一の報告形式とし、地域別セグメントを第二の報告形式としている。

第一の報告形式－事業別セグメント

当グループの事業は世界規模で編成されており、定期船と傭船の2つの主要な事業セグメントで構成されている。当グループの事業は定期船サービスが中心である。傭船事業は個別に報告が必要となる規模ではない。

第二の報告形式－地域別セグメント

当グループの定期船および傭船事業は、世界規模で管理されている。売上高は、北米・中南米、ヨーロッパ・地中海、オーストラリア、東南アジア、中国国内およびその他を含む世界の主要取引航路から生じる。

当社の取締役は、当グループの事業の性質から、香港会計基準書第26号「セグメント報告」で規定されているように当グループの資産を特定の地域セグメントに対して有意義に配賦することは困難であると考えている。従って地域別セグメント情報は売上高のみ表示されている。

(単位：千人民元)

	売上高		
	12月31日に終了した事業年度		
	2001年	2002年	2003年
北米・中南米	2,741,836	5,290,482	6,800,792
ヨーロッパ・地中海	1,911,419	1,688,540	4,725,920
オーストラリア	389,613	418,809	711,918
東南アジア	1,394,231	1,438,371	1,230,883
中国国内	793,990	878,868	960,559
その他	564,356	807,164	846,091
合計	7,795,445	10,522,234	15,276,163

3. 営業費用

(単位：千人民元)

	12月31日に終了した事業年度		
	2001年	2002年	2003年
営業費用			
コンテナおよび貨物	4,166,790	4,871,828	5,983,549
船舶および航海	3,674,295	4,023,216	4,918,913
サブ・ルートおよびその他	960,207	1,633,496	2,107,429
	8,801,292	10,528,540	13,009,891

4.　営業利益(損失)

営業利益(損失)としては以下の金額計上後の数値が表示されている。

（単位：千人民元）

	12月31日に終了した事業年度		
	2001年	2002年	2003年
費用：			
監査報酬	130	190	190
バンカー消費原価	1,250,926	1,438,220	2,042,228
減価償却：			
ーオペレーティング・リースにより貸出中のコンテナ船	13,357	8,670	10,219
ーその他の所有資産	146,669	146,371	223,041
ーファイナンス・リース中のコンテナ	173,752	231,695	304,674
	333,778	386,736	537,934
コンテナ船の減損(注記10(e))	-	59,279	-
有形固定資産の処分による損失	219	8,660	895
関連会社に対する投資の処分による損失	-	-	1,663
オペレーティング・リース賃借料：			
ーコンテナ船	1,796,902	1,923,041	2,106,330
ーコンテナ	422,402	390,818	406,588
ー建物	6,898	7,183	19,394
	2,226,202	2,321,042	2,532,312
貸倒引当金	3,307	55,776	68,811
取締役および監査役の報酬を含む人件費(注記8)	176,296	187,820	358,794

5.　財務費用純額

(単位：千人民元)

	12月31日に終了した事業年度		
	2001年	2002年	2003年
支払利息：			
一銀行借入金	118,901	154,290	236,735
一最終持株会社への債務－5年以内に全額返済予定	24,215	88,122	80,137
－ファイナンス・リース債務(注記28(b))	220,779	236,755	258,767
支払利息合計	363,895	479,167	575,639
控除：建造中の船舶に係る資産計上額	(64,876)	(94,318)	(124,722)
	299,019	384,849	450,917
受取利息	(21,186)	(5,353)	(6,319)
銀行費用	1,619	1,984	5,013
為替差損(益)	(3,452)	1,853	9,836
	276,000	383,333	459,447

建造中の船舶のために通常利用される借入資金に適用される資本化率は、2001年、2002年および2003年12月31日に終了した事業年度においてそれぞれ5.87%、5.21%および4.95%である。

6.　税金

(単位：千人民元)

	12月31日に終了した事業年度		
	2001年	2002年	2003年
当期法人税			
一中国企業所得税(脚注(ii))	(415)	(69)	(17,617)
一香港法人所得税(脚注(i))	-	-	(3,144)
繰延税金(注記11)	14,651	12,019	13,549
関連会社負担額	(1,515)	(1,754)	(2,361)
	12,721	10,196	(9,573)

(i)　香港法人所得税

香港法人所得税は、2003年12月31日に終了した事業年度の見積課税利益に17.5%の税率を適用して計上されている。2001年および2002年12月31日に終了した2事業年度において、当グループで香港において発生した見積課税利益はない。

(ii)　中国企業所得税(以下「EIT」という。)

2001年8月15日付、2002年10月17日付および2003年7月17日付の国家税務当局の通達に従い、当社の最終持株会社であるチャイナ・シッピング(グループ)カンパニーと中国で設立されたその連結納税を認められている子会社は、連結ベースでEITの評価対象となり、関連期間におい

てそれぞれの子会社が個別に評価されることはない(ここに含まれる会社とその連結納税を認められている子会社を総称して「納税法人」という。)。

関連期間において、チャイナ・シッピング(グループ)カンパニーは連結課税ベースで損失を計上しており、EITの課税対象ではない。チャイナ・シッピング(グループ)カンパニーは、納税法人に対してEITを全く配賦していない。従って、2003年12月31日現在、納税法人に留保されているEITの未払額も未使用の繰越欠損金もない。2004年3月10日に、チャイナ・シッピング(グループ)カンパニーは、国家税務当局により関連期間に係るEITが課税された場合に納税法人の納税義務を免責するため、当社に対して保証書を発行した。

関連期間における連結損益計算書に計上されたEITは、中国で設立され、個別にEITの申告を行う必要があるその他の子会社について、見積課税利益に33%(2002年度:33%;2001年度33%)の税率を適用したものである。

(iii) 当グループの税引前利益(損失)に対する課税は、当社の本国における税率を適用した場合の理論上の金額とは以下のとおり異なる。

(単位:千人民元)

	12月31日に終了した事業年度		
	2001年	2002年	2003年
税引前利益(損失)	(1,350,252)	(605,242)	1,406,918
税率33%での算出額	445,583	199,730	(464,283)
連結納税申告では課税されない利益(使用される損金)の影響額(脚注(ii))	(432,043)	(188,581)	452,654
子会社の税率差異による影響額	-	-	1,572
関連会社の税率差異による影響額	(819)	(953)	484
税金計上額	12,721	10,196	(9,573)

(iv) その他の税金

付加価値税(以下「VAT」という。)

当社の中国内の子会社には、通常17%のVATが販売価格に上乗せされて課税される。原材料または仕掛品の購入に係り既に支払われているVATは、販売に係るVATと相殺し、正味未払VATの算定を行うことができる。

営業税

当社とその子会社が中国において提供する定期船サービスから生ずる収益には、関連期間において、3%から5%の営業税が課税される。

7.　1株当たり利益(損失)

基本1株当たり利益は、関連期間における当グループの株主帰属利益(損失)に基づいて計算され、加重平均発行済株式数は、2001年、2002年および2003年12月31日に終了した各事業年度においてそれぞれ1,801,050,000株、1,839,406,164株および3,023,754,247株である。関連期間における加重平均発行済株式数の算出において、3,830,000,000人民元の登録資本および剰余金から株式資本への2004年3月3日付の転換は、転換が行われた期の期首に発生したものとみなされている。

当社は関連期間において希薄化効果のある潜在株式を保有していないため、希薄化後1株当たり利益は表示されていない。

8.　人件費

取締役および監査役の報酬を含む人件費の分析は以下のとおりである。

(単位：千人民元)

	12月31日に終了した事業年度		
	2001年	2002年	2003年
乗組員の賃金(注記28(b))および社員の給与	142,789	152,050	288,570
社員福利厚生費	30,782	31,743	59,711
年金費用	2,725	4,027	10,513
	176,296	187,820	358,794

9. 取締役、監査役および上級業務執行者の報酬

(a) 取締役および監査役の報酬

(単位：千人民元)

	12月31日に終了した事業年度		
	2001年	2002年	2003年
取締役			
ー基本給および諸手当	85	281	443
ー年金およびその他の福利厚生費	26	51	77
監査役			
ー基本給および諸手当	85	281	797
ー年金およびその他の福利厚生費	26	51	145
	222	664	1,462

当社の取締役または監査役で報酬を放棄した者はおらず、当グループへの参加報酬もしくは離職補償金として、現在当グループを構成している会社から当社の取締役または監査役に対して関連期間中に支払われた報酬はない。また関連期間において当社の取締役および監査役に対して支払われた任意ボーナスはない。

当社の取締役および監査役の報酬の分布は、以下のとおりである。

	取締役/監査役の人数		
	12月31日に終了した事業年度		
	2001年	2002年	2003年
取締役			
0〜1,000,000香港ドル (約1,060,000人民元)	1	1	1
監査役			
0〜1,000,000香港ドル (約1,060,000人民元)	1	1	2
	2	2	3

当社の残る9名(2002年度9名;2001年度9名)の取締役および4名(2002年度5名;2001年度5名)の監査役は、関連期間において、当社または子会社から報酬を受取っていない。

(b)　給与額の上位５名

関連期間中、当グループにおいて報酬が最も高かった５名の内訳は以下のとおりである。

	人数		
	12月31日に終了した事業年度		
	2001年	2002年	2003年
取締役	1	1	1
監査役	1	1	2
従業員	3	3	2
	5	5	5

関連期間における給与額の上位５名に対して支払われた報酬のうち当社の取締役または監査役であった者についての詳細は上記注記９(a)に記載されている。取締役または監査役でない残り２名(2002年度３名;2001年度３名)に対して支払われた報酬の詳細は以下のとおりである。

(単位：千人民元)

	12月31日に終了した事業年度		
	2001年	2002年	2003年
基本給および諸手当	296	702	753
年金およびその他の福利厚生費	67	145	140
	363	847	893

上記２名(2002年度３名;2001年度３名)の報酬の分布は以下のとおりである。

	人数		
	12月31日に終了した事業年度		
	2001年	2002年	2003年
0～1,000,000香港ドル (約1,060,000人民元)	3	3	2

(c)　関連期間において、当グループへの参加報酬もしくは離職補償金として、現在当グループを構成している会社から給与額の上位５名に対して支払われた報酬はない。

10. 有形固定資産

(単位：千人民元)

	当グループ						
	コンテナ船	建造中の船舶	オペレーティング・リース中の船舶の改良費	コンテナ	車輌	コンピュータおよび事務機器	合計
取得原価							
2001年1月1日現在	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
子会社の取得	21,360	-	274	-	216	432	22,282
追加取得	55	532,019	285	412,742	1,733	55,790	1,002,624
処分	-	-	-	-	-	(661)	(661)
2001年12月31日現在	1,540,108	1,330,371	362,146	1,726,269	3,491	79,897	5,042,282
振替	65,771	(65,771)	-	-	-	-	-
追加取得	2,115	1,501,991	3,000	336,938	754	11,436	1,856,234
処分	-	-	(15,124)	-	-	(289)	(15,413)
2002年12月31日現在	1,607,994	2,766,591	350,022	2,063,207	4,245	91,044	6,883,103
振替	3,836,861	(3,836,861)	-	-	-	-	-
追加取得	23,154	3,500,261	15,505	622,814	28,546	60,453	4,250,733
処分	-	-	(24,752)	(21,675)	(837)	(5,601)	(52,865)
2003年12月31日現在	5,468,009	2,429,991	340,775	2,664,346	31,954	145,896	11,080,971
減価償却累計額および減損損失累計額							
2001年1月1日現在	244,575	-	79,018	381,091	536	1,526	706,746
子会社の取得	470	-	-	-	13	17	500
当事業年度計上額	88,513	-	62,219	176,352	435	6,259	333,778
処分	-	-	-	-	-	(408)	(408)
2001年12月31日現在	333,558	-	141,237	557,443	984	7,394	1,040,616
当事業年度計上額	91,930	-	51,156	232,935	538	10,177	386,736
処分	-	-	(6,560)	-	-	(184)	(6,744)
減損	59,279	-	-	-	-	-	59,279
2002年12月31日現在	484,767	-	185,833	790,378	1,522	17,387	1,479,887
兄弟会社からの取得	-	-	-	-	6,861	7,280	14,141
当事業年度計上額	162,964	-	50,258	304,815	3,644	16,253	537,934
処分	-	-	(15,305)	(20,808)	(379)	(2,346)	(38,838)
2003年12月31日現在	647,731	-	220,786	1,074,385	11,648	38,574	1,993,124
帳簿価額							
2001年12月31日現在	1,206,550	1,330,371	220,909	1,168,826	2,507	72,503	4,001,666
2002年12月31日現在	1,123,227	2,766,591	164,189	1,272,829	2,723	73,657	5,403,216
2003年12月31日現在	4,820,278	2,429,991	119,989	1,589,961	20,306	107,322	9,087,847

（単位：千人民元）

	当社						
	コンテナ船	建造中の船舶	オペレーティング・リース中の船舶の改良費	コンテナ	車輌	コンピュータおよび事務機器	合計
取得原価							
2001年1月1日現在	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
追加取得	55	532,019	-	412,742	1,733	55,579	1,002,128
処分	-	-	-	-	-	(624)	(624)
2001年12月31日現在	1,518,748	1,330,371	361,587	1,726,269	3,275	79,291	5,019,541
振替	65,771	(65,771)	-	-	-	-	-
追加取得	1,772	1,501,991	1,402	336,938	241	10,781	1,853,125
処分	(47,101)	-	(15,124)	-	-	(289)	(62,514)
2002年12月31日現在	1,539,190	2,766,591	347,865	2,063,207	3,516	89,783	6,810,152
振替	3,836,861	(3,836,861)	-	-	-	-	-
追加取得	3,282	2,805,208	-	621,543	1,271	22,306	3,453,610
処分	-	-	(24,752)	(21,675)	(5)	(281)	(46,713)
2003年12月31日現在	5,379,333	1,734,938	323,113	2,663,075	4,782	111,808	10,217,049
減価償却累計額および減損損失累計額							
2001年1月1日現在	244,575	-	79,018	381,091	536	1,526	706,746
当事業年度計上額	87,274	-	62,219	176,352	403	6,193	332,441
処分	-	-	-	-	-	(405)	(405)
2001年12月31日現在	331,849	-	141,237	557,443	939	7,314	1,038,782
当事業年度計上額	89,367	-	51,156	232,935	472	10,011	383,941
処分	(13,998)	-	(6,560)	-	-	(184)	(20,742)
減損	59,279	-	-	-	-	-	59,279
2002年12月31日現在	466,497	-	185,833	790,378	1,411	17,141	1,461,260
当事業年度計上額	157,237	-	47,316	304,675	558	10,016	519,802
処分	-	-	(15,305)	(20,808)	(5)	(257)	(36,375)
2003年12月31日現在	623,734	-	217,844	1,074,245	1,964	26,900	1,944,687
帳簿価額							
2001年12月31日現在	1,186,899	1,330,371	220,350	1,168,826	2,336	71,977	3,980,759
2002年12月31日現在	1,072,693	2,766,591	162,032	1,272,829	2,105	72,642	5,348,892
2003年12月31日現在	4,755,599	1,734,938	105,269	1,588,830	2,818	84,908	8,272,362

(a) 2003年12月31日現在、当グループおよび当社がファイナンス・リースに基づいて保有するコンテナの帳簿価額は、約1,588,830,000人民元(2002年度：1,271,962,000人民元、2001年度：1,166,719,000人民元)であった。

(b) 2003年12月31日現在、長期銀行借入金に対する担保として供されている、当グループおよび当社が保有するコンテナ船および建造中の船舶の帳簿価額は、約3,109,502,000人民元(2002年度：2,086,854,000人民元、2001年度：670,711,000人民元)であった(注記21)。

(c) 2003年12月31日現在、当グループおよび当社が貸し手となっているリース資産は傭船契約に基づく船舶で構成されており、その総取得原価、減価償却累計額および減損損失累計額は、それぞれ21,254,000人民元(2002年度：162,463,000人民元、2001年度：162,463,000人民元)、9,807,000人民元(2002年度：56,645,000人民元、2001年度：47,890,000人民元)およびゼロ(2002年度：8,476,000人民元、2001年度：ゼロ)であった。

(d) 2003年12月31日現在、当グループおよび当社の資産に計上された借入費用の累計額は、約73,460,000人民元(2002年度：164,291,000人民元、2001年度：69,973,000人民元)であり、これは建造中の船舶の帳簿価額に含まれている。

(e) 2003年12月31日現在、当グループおよび当社のコンテナ船の減損損失累計額は、59,279,000人民元(2002年度：59,279,000人民元、2001年度：ゼロ)であった。この減損損失は、連結損益計算書の一般管理費に含まれている。

(f) 2003年12月31日に終了した事業年度において、当社および当グループは、一部の兄弟会社より、帳簿価額が25,056,000人民元(2002年度：ゼロ、2001年度：21,260,000人民元)の有形固定資産を取得した。

11. 繰延税金資産

当グループおよび当社の繰延税金資産の変動状況は以下のとおりである。

(単位：千人民元)

	当グループおよび当社		
	12月31日現在		
	2001年	2002年	2003年
期首残高	47,340	61,991	74,010
ファイナンス・リース債務の利息相当分により発生する一時差異	14,651	12,019	13,549
期末残高	61,991	74,010	87,559

2001年、2002年および2003年12月31日現在の繰延税金資産は、12ヶ月を超えて回収される繰延税金資産を表している。

12.　子会社に対する投資

(単位：千人民元)

	当社		
	12月31日現在		
	2001年	2002年	2003年
非上場投資(取得原価)	5,900	42,500	121,586

2003年12月31日現在の子会社のリストは、注記29(a)に記載されている。

13.　関連会社に対する投資

(単位：千人民元)

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
純資産に対する持分	60,214	61,778	46,343

(単位：千人民元)

	当社		
	12月31日現在		
	2001年	2002年	2003年
非上場投資(取得原価)	49,492	44,608	29,214

非上場投資は、関連会社に対する出資持分を表す。2003年10月20日付で当社は、関連会社に対する出資持分の一部を15,924,000人民元で最終持株会社であるチャイナ・シッピング(グループ)カンパニーに売却する契約を締結した。これにより生じる損失は、合計1,663,000人民元である。残りの関連会社の2003年12月31日現在の詳細は注記29(b)に記載されている。

14.　投資有価証券

(単位：千人民元)

	当グループおよび当社		
	12月31日現在		
	2001年	2002年	2003年
非上場投資(取得原価)	70,600	70,600	-

非上場投資は、特定の関連会社に対する出資持分を表す。2003年10月20日に当社は、これら出資持分のすべてを帳簿価額総額70,600,000人民元で最終持株会社であるチャイナ・シッピング(グループ)カンパニーに売却する契約を締結した。

15.　受取手形および売掛金

（単位：千人民元）

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
売掛金			
一兄弟会社	1,053,909	1,418,004	1,164,643
一その他	407,553	654,633	1,136,919
	1,461,462	2,072,637	2,301,562
受取手形	4,404	2,581	59,405
	1,465,866	2,075,218	2,360,967

受取手形および売掛金の期日別内訳は、以下のとおりである。

（単位：千人民元）

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
1～3ヶ月以内	1,389,773	1,423,384	2,133,924
4～6ヶ月以内	66,585	608,351	298,628
7～9ヶ月以内	49,761	51,198	43,045
10～12ヶ月以内	2,651	80,775	12,613
1～2年以内	333	10,523	1,228
	1,509,103	2,174,231	2,489,438
控除：貸倒引当金	(43,237)	(99,013)	(128,471)
	1,465,866	2,075,218	2,360,967

（単位：千人民元）

	当社		
	12月31日現在		
	2001年	2002年	2003年
売掛金			
一子会社	1,639	11,866	1,016,755
一兄弟会社	1,053,909	1,418,004	1,164,643
一その他	365,198	610,595	416,329
	1,420,746	2,040,465	2,597,727
受取手形	4,404	2,381	29,096
	1,425,150	2,042,846	2,626,823

受取手形および売掛金の期日別内訳は、以下のとおりである。

(単位：千人民元)

	当社		
	12月31日現在		
	2001年	2002年	2003年
1～3ヶ月以内	1,347,131	1,389,453	2,395,613
4～6ヶ月以内	66,585	608,351	298,628
7～9ヶ月以内	49,761	51,198	43,045
10～12ヶ月以内	2,651	80,775	12,613
1～2年以内	333	10,523	1,228
	1,466,461	2,140,300	2,751,127
控除：貸倒引当金	(41,311)	(97,454)	(124,304)
	1,425,150	2,042,846	2,626,823

与信方針

支払実績の良好な顧客に対しては、30日から50日の与信期間が与えられる。その他の顧客に対する請求は、請求書の提示をもって支払期日となる。

16. 現金および預金

(単位：千人民元)

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
現金および預金：			
－人民元建て	144,571	305,728	440,041
－米ドル建て	226,963	292,516	998,099
－その他の通貨建て	19	27	46,324
	371,553	598,271	1,484,464
控除：人民元建の拘束性預金	-	(83,000)	-
	371,553	515,271	1,484,464

(単位：千人民元)

	当社		
	12月31日現在		
	2001年	2002年	2003年
現金および預金：			
一人民元建て	138,063	286,039	203,365
一米ドル建て	226,963	288,894	908,880
一その他の通貨建て	19	27	39,665
	365,045	574,960	1,151,910
控除：人民元建の拘束性預金	-	(83,000)	-
	365,045	491,960	1,151,910

拘束性預金は、短期借入金の担保として供されている(注記 18)。担保に供されたこれらの預金残高は、貸し手となる銀行の口座に預け入れられ、年率 1.88%の利息が発生していたが、2003年6月19日の当該短期借入金の完済によって担保解除された。

17. 支払手形および買掛金

(単位：千人民元)

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
買掛金			
一兄弟会社	(427,856)	(310,804)	(200,591)
一その他	(592,980)	(422,477)	(766,964)
	(1,020,836)	(733,281)	(967,555)
支払手形	-	(485,198)	(516,618)
	(1,020,836)	(1,218,479)	(1,484,173)

支払手形および買掛金の期日別内訳は、以下のとおりである。

(単位：千人民元)

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
1～3ヶ月以内	(831,860)	(995,548)	(1,225,794)
4～6ヶ月以内	(177,337)	(205,475)	(221,933)
7～9ヶ月以内	(11,339)	(12,106)	(20,727)
10～12ヶ月以内	-	(4,476)	(15,554)
1～2年以内	(300)	(874)	(165)
	(1,020,836)	(1,218,479)	(1,484,173)

(単位：千人民元)

	当社		
	12月31日現在		
	2001年	2002年	2003年
買掛金			
一子会社	(4,787)	(19,663)	(529,837)
一兄弟会社	(427,856)	(310,804)	(169,668)
一その他	(550,080)	(367,144)	(391,082)
	(982,723)	(697,611)	(1,090,587)
支払手形	-	(485,198)	(531,618)
	(982,723)	(1,182,809)	(1,622,205)

支払手形および買掛金の期日別内訳は、以下のとおりである。

(単位：千人民元)

	当社		
	12月31日現在		
	2001年	2002年	2003年
1～3ヶ月以内	(793,747)	(959,878)	(1,363,826)
4～6ヶ月以内	(177,337)	(205,475)	(221,933)
7～9ヶ月以内	(11,339)	(12,106)	(20,727)
10～12ヶ月以内	-	(4,476)	(15,554)
1～2年以内	(300)	(874)	(165)
	(982,723)	(1,182,809)	(1,622,205)

18. 短期借入金

(単位：千人民元)

	当グループおよび当社		
	12月31日現在		
	2001年	2002年	2003年
担保付(脚注(i))	-	82,800	-
無担保(脚注(ii))	1,315,080	1,505,780	1,389,720
	1,315,080	1,588,580	1,389,720

(i) 2002年12月31日現在、これらの短期借入金は、拘束性預金83,000,000人民元により担保されている(注記16)。

(ii) 2001年、2002年および2003年12月31日現在、これら無担保の短期借入金は、当社の最終持株会社であるチャイナ・シッピング(グループ)カンパニーによって保証されている。当社は、会社株式のメイボードにおける上場に際し、これらの保証を当社提供の保証に差し替えることについて各銀行から同意を得ている。

19. 資本金

(単位：千人民元)

	12月31日現在		
	2001年	2002年	2003年
期首残高	1, 801, 050	1, 801, 050	2, 801, 050
増資	-	1, 000, 000	1, 000, 000
期末残高	1, 801, 050	2, 801, 050	3, 801, 050

2002年12月18日および2003年10月14日において、チャイナ・シッピング(グループ)カンパニーは、それぞれ1, 000, 000, 000人民元および1, 000, 000, 000人民元の出資を行った。これらの資本金の増加は、中華人民共和国において登録された公認会計士事務所である上海眾華滬銀會計師事務所により検証され、上海市工商行政管理局により承認されている。

20. 剰余金

(単位：千人民元)

	当グループ					
	資本剰余金	法定準備金(脚注(iv))	法定公益金(脚注(v))	株式発行費用	欠損金	合計
2001年1月1日現在	-	-	-	-	(669, 097)	(669, 097)
当期損失	-	-	-	-	(1, 338, 416)	(1, 338, 416)
利益処分	-	245	169	-	(414)	-
2001年12月31日現在	-	245	169	-	(2, 007, 927)	(2, 007, 513)
子会社の少数株主により放棄された配当金(脚注(i))	3, 038	-	-	-	-	3, 038
当期損失	-	-	-	-	(597, 087)	(597, 087)
利益処分	-	121	121	-	(242)	-
2002年12月31日現在	3, 038	366	290	-	(2, 605, 256)	(2, 601, 562)
子会社の少数株主により放棄された配当金(脚注(ii))	212	-	-	-	-	212
株式発行費用	-	-	-	(4, 519)	-	(4, 519)
負債の資本剰余金への振替(脚注(iii))	1, 048, 636	-	-	-	-	1, 048, 636
当期利益	-	-	-	-	1, 382, 872	1, 382, 872
利益処分	-	9, 729	9, 729	-	(19, 458)	-
2003年12月31日現在	1, 051, 886	10, 095	10, 019	(4, 519)	(1, 241, 842)	(174, 361)

（単位：千人民元）

	当社			
	資本剰余金	株式発行費用	欠損金	合計
2001年1月1日現在	-	-	(674,262)	(674,262)
当期損失	-	-	(1,343,690)	(1,343,690)
2001年12月31日現在	-	-	(2,017,952)	(2,017,952)
当期損失	-	-	(604,976)	(604,976)
2002年12月31日現在	-	-	(2,622,928)	(2,622,928)
株式発行費用	-	(4,519)	-	(4,519)
負債の資本剰余金への振替(脚注(iii))	1,048,636	-	-	1,048,636
当期利益	-	-	1,101,253	1,101,253
2003年12月31日現在	1,048,636	(4,519)	(1,521,675)	(477,558)

(i) 2002年12月31日に終了した事業年度において、当社の最終持株会社であり、また、当社が50%を所有する子会社の上海プハイ・シッピング・ラインズ・コ・リミテッド(以下「SPSL」という。)(注記29(a))の50%を所有する株主でもあるチャイナ・シッピング(グループ)カンパニーは、SPSLが宣言した配当金3,038,000人民元の権利を放棄し、放棄された金額は資本剰余金に振り替えられた。

(ii) 2003年12月31日に終了した事業年度において、チャイナ・シッピング・コンテナ・ラインズ（海北）コ・リミテッド(以下「CSCLHK」という。)(注記29(a))の10%を所有する少数株主であるチャイナ・シッピング・エージェンシー・コ・リミテッドは、CSCLHKが宣言した配当金212,000人民元の権利を放棄し、放棄された金額は資本剰余金に振り替えられた。

(iii) 2003年10月30日に、当社は、当社の最終持株会社であるチャイナ・シッピング(グループ)カンパニーに対する債務1,048,636,000人民元を資本剰余金に組み入れた。

(iv) 中華人民共和国の規則および当グループの定款に準拠し、中華人民共和国において登録されているそれぞれの会社は、各事業年度の利益を分配する前に、中国の企業会計基準および企業会計制度に定められているように前年度の損失相殺後の法定当期利益の10%を法定準備金に積み立てることが要求されている。この準備金の残高が各会社の資本金の50%に達した場合、更に利益処分を行うことができる。この法定準備金は、過年度の損失の相殺または無償交付株式の発行に用いることができるが、当該株式発行後、最低でも資本金の25%は維持されなければならない。

(v) 中華人民共和国において登録されている当グループのグループ会社は、中国の企業会計基準および企業会計制度に定められているように法定当期純利益の5%から10%を法定公益金に積み立てることが要求されている。この法定公益金は、企業の従業員向けの設備の建設または取得に利用するためのものであり、従業員の福利厚生費用の支払いに利用することはできない。これらの設備の所有権は当社が有する。

21. 長期借入金

（単位：千人民元）

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
担保付			
－5年以内に完済予定	181,000	36,000	－
－5年以内に完済されないもの	1,124,340	2,009,814	4,197,174
	1,305,340	2,045,814	4,197,174
無担保			
－5年以内に完済予定	－	－	－
－5年以内に完済されないもの	－	－	423,113
	－	－	423,113
	1,305,340	2,045,814	4,620,287
控除：流動負債に含まれる1年以内に返済される金額	(145,000)	(26,000)	(387,515)
	1,160,340	2,019,814	4,232,772
長期借入金			
1年以内	145,000	26,000	387,515
1年超2年以内	26,000	397,515	481,462
1年超5年以内	1,000,000	1,248,818	1,626,467
5年超	134,340	373,481	2,124,843
	1,305,340	2,045,814	4,620,287

（単位：千人民元）

	当社		
	12月31日現在		
	2001年	2002年	2003年
担保付			
－5年以内に完済予定	181,000	36,000	－
－5年以内に完済されないもの	1,124,340	2,009,814	4,197,174
	1,305,340	2,045,814	4,197,174
控除：流動負債に含まれる1年以内に返済される金額	(145,000)	(26,000)	(387,515)
	1,160,340	2,019,814	3,809,659
借入金の返済予定は以下のとおりである			
1年以内	145,000	26,000	387,515
1年超2年以内	26,000	397,515	445,030
2年超5年以内	1,000,000	1,248,818	1,517,170
5年超	134,340	373,481	1,847,459
	1,305,340	2,045,814	4,197,174

2003年12月31日現在、当グループの長期借入金は、当グループおよび当社の一部のコンテナ船3,109,502,000人民元(2002年度：2,086,854,000人民元、2001年度：670,711,000人民元)

によって担保されている(注記10)。

22. ファイナンス・リース債務

(単位：千人民元)

	当グループおよび当社		
	2001年12月31日現在		
	最低リース支払額	利息	最低リース支払額の正味現在価値
ファイナンス・リース債務			
1年以内	395,716	217,688	178,028
1年超2年以内	395,716	189,069	206,647
2年超5年以内	1,026,062	328,939	697,123
5年超	343,398	54,936	288,462
	2,160,892	790,632	1,370,260
控除：1年内期日到来分	(395,716)	(217,688)	(178,028)
	1,765,176	572,944	1,192,232

(単位：千人民元)

	当グループおよび当社		
	2002年12月31日現在		
	最低リース支払額	利息	最低リース支払額の正味現在価値
ファイナンス・リース債務			
1年以内	459,335	221,182	238,153
1年超2年以内	459,443	184,113	275,330
2年超5年以内	1,016,663	275,790	740,873
5年超	302,292	44,724	257,568
	2,237,733	725,809	1,511,924
控除：1年内期日到来分	(459,335)	(221,182)	(238,153)
	1,778,398	504,627	1,273,771

(単位：千人民元)

	当グループおよび当社		
	2003年12月31日現在		
	最低リース支払額	利息	最低リース支払額の正味現在価値
ファイナンス・リース債務			
1年以内	565,075	230,843	334,232
1年超2年以内	564,787	178,453	386,334
2年超5年以内	1,029,970	259,714	770,256
5年超	418,396	55,058	363,338
	2,578,228	724,068	1,854,160
控除：1年内期日到来分	(565,075)	(230,843)	(334,232)
	2,013,153	493,225	1,519,928

上記のファイナンス・リース債務は、兄弟会社から賃借したコンテナに関するものである。残高に対して年率16%（2002年：16%、2001年18%）の利息が発生する。

23. 連結キャッシュ・フロー計算書に対する注記

a. 税引前利益（損失）から営業活動によるキャッシュ・フローへの調整：

（単位：千人民元）

	12月31日に終了した事業年度		
	2001年	2002年	2003年
税引前利益（損失）	(1, 350, 252)	(605, 242)	1, 406, 918
調整：			
減価償却費	333, 778	386, 736	537, 934
持分法投資利益	(7, 072)	(4, 128)	(8, 620)
投資の処分による損失	-	-	1, 663
固定資産の減損	-	59, 279	-
支払利息	78, 240	148, 094	192, 150
銀行預金からの受取利息	(21, 186)	(5, 353)	(6, 319)
貸倒引当金	3, 307	55, 776	68, 811
ファイナンス・リース債務の利息	220, 779	236, 755	258, 767
固定資産の処分による損失	219	8, 660	895
運転資本変動前の営業利益（損失）	(742, 187)	280, 577	2, 452, 199
バンカーの減少（増加）	47, 732	(54, 147)	(23, 593)
受取手形および売掛金の減少（増加）	385, 244	(665, 128)	(354, 560)
前払費用およびその他の未収金の減少（増加）	42, 329	(245, 567)	66, 775
拘束性預金の（増加）減少	-	(83, 000)	83, 000
支払手形および買掛金の（減少）増加	(349, 877)	197, 643	265, 694
未払費用およびその他の未払金の（減少）増加	(43, 002)	29, 148	231, 793
最終持株会社への債務の増加（減少）	280, 633	101, 216	(288)
営業活動による正味キャッシュ・フロー	(379, 128)	(439, 258)	2, 721, 020

b. 2001 年7月1日に、当グループは、上海プハイ・シッピング・コ・リミテッドに対する出資持分の 50%を関連会社から現金対価 5,900,000 人民元で取得し、上海プハイ・シッピング・コ・リミテッドは当グループの子会社になった(注記 29(a))。当該取引は、パーチェス法により会計処理される。取得した資産および負債の詳細は、以下のとおりである。

	(単位：千人民元) 2001 年
取得した資産(負債)：	
有形固定資産	21,782
棚卸資産	1,977
前払費用およびその他の未収金	15,179
受取手形および売掛金	30,507
現金および預金	1,566
買掛金	(24,424)
未払費用およびその他の未払金	(34,403)
未払給与および未払諸手当	(384)
少数株主持分	(5,900)
	5,900
現金による支払額	5,900

当該子会社の取得は、当グループの営業活動による正味キャッシュ・フローに対して約(7,728,999)人民元(2002 年度：4,403,000 人民元、2001 年度：(3,368,000)人民元)、投資利益および財務サービスに関して約 2,830,000 人民元(2002 年度：5,942,000 人民元、2001 年度：11,800,000 人民元)の寄与をもたらした。また、税金に関して約(12,531,000)人民元(2002 年度：(7,613,000)人民元、2001 年度：(2,487,000)人民元)の支払いをもたらし、投資活動によるキャッシュ・フローとして約(287,000)人民元(2002 年度：(419,000)人民元、2001 年度：(2,318,000)人民元)を使用した。

当該取得に関する正味キャッシュ・アウト・フローの分析は、以下のとおりである。

	(単位：千人民元) 2001 年
現金対価	5,900
取得した現金および預金	(1,566)
子会社の取得による正味キャッシュ・アウト・フロー	4,334

c. 重要な非資金取引

2003 年 12 月 31 日に終了した事業年度において、当グループは、リース開始時に総額で 880,309,000 人民元(2002 年度：573,695,000 人民元、2001 年度：633,521,000 人民元)の資産についてファイナンス・リース契約を締結した。

2003年10月30日現在において、最終持株会社であるチャイナ・シッピング(グループ)カンパニーへの債務1,048,636,000人民元は、資本剰余金に組み入れられた。

d.　財務活動によるキャッシュ・フローの増減分析

（単位：千人民元）

	株式資本	銀行借入金	最終持株会社からの借入金	ファイナンス・リース債務	少数株主持分
2001年1月1日現在	1,801,050	1,697,380	515,000	1,086,874	-
ファイナンス・リースの開始	-	-	-	633,521	-
少数株主損益	-	-	-	-	885
子会社の取得による増加	-	-	-	-	4,732
財務活動によるキャッシュ・フロー	-	923,040	465,000	(350,135)	-
2001年12月31日現在	1,801,050	2,620,420	980,000	1,370,260	5,617
ファイナンス・リースの開始	-	-	-	573,695	-
少数株主損益	-	-	-	-	2,041
負債の資本剰余金への転換	-	-	-	-	3,038
財務活動によるキャッシュ・フロー	1,000,000	1,013,974	655,000	(432,031)	3,598
2002年12月31日現在	2,801,050	3,634,394	1,635,000	1,511,924	14,294
ファイナンス・リースの開始	-	-	-	880,309	-
少数株主損益	-	-	-	-	14,473
財務活動によるキャッシュ・フロー	1,000,000	2,375,613	(890,466)	(538,073)	12,776
負債の資本剰余金への転換	-	-	(670,000)	-	-
2003年12月31日現在	3,801,050	6,010,007	74,534	1,854,160	41,543

24.　コミットメント

a.　設備投資契約

2001年、2002年および2003年12月31日現在、当グループは、当グループおよび当社の貸借対照表上には計上されていない以下の重要な設備投資契約を有している。

（単位：千人民元）

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
契約済み未計上：			
一建造中の船舶	4,082,397	3,438,851	6,373,195

(単位：千人民元)

	当社		
	12月31日現在		
	2001年	2002年	2003年
契約済み未計上：			
－建造中の船舶	4,082,397	2,743,798	5,063,888

b. 購入契約

2001年、2002年および2003年12月31日現在、当グループは、当グループおよび当社の貸借対照表上には計上されていない以下の重要なバンカーの購入契約を有している。

(単位：千人民元)

	当グループおよび当社		
	12月31日現在		
	2001年	2002年	2003年
契約済み未計上：			
－バンカーの購入	7,475	-	805,375

c. リース契約

2001年、2002年および2003年12月31日現在の、解約不能なオペレーティング・リースによる当グループおよび当社の将来支払最低リース料総額は、以下のとおりである。

(単位：千人民元)

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
土地建物：			
－1年以内	6,259	11,046	11,294
－1年超5年以内	23,187	32,062	27,239
	29,446	43,108	38,533
借受中の傭船船舶および オペレーティング・リースによるコンテナ：			
－1年以内	2,010,305	2,509,931	2,942,707
－1年超5年以内	2,421,305	6,803,123	8,835,086
	4,431,610	9,313,054	11,777,793
	4,461,056	9,356,162	11,816,326

（単位：千人民元）

	当社		
	12月31日現在		
	2001年	2002年	2003年
土地建物：			
－1年以内	5,675	5,675	5,675
－1年超5年以内	22,701	22,701	22,701
	28,376	28,376	28,376
借受中の傭船船舶および オペレーティング・リースによるコンテナ：			
－1年以内	2,010,305	2,509,931	2,385,698
－1年超5年以内	2,421,305	6,803,123	5,904,629
	4,431,610	9,313,054	8,290,327
	4,459,986	9,341,430	8,318,703

25. オペレーティング・リース契約

2001年、2002年および2003年12月31日現在、解約不能なオペレーティング・リースによる当グループおよび当社の将来受取最低リース料総額は、以下のとおりである。

（単位：千人民元）

	当グループ		
	12月31日現在		
	2001年	2002年	2003年
オペレーティング・リースにより貸出中の 傭船船舶：			
－1年以内	57,397	32,223	10,094
－1年超5年以内	29,511	3,675	7,467
	86,908	35,898	17,561

（単位：千人民元）

	当社		
	12月31日現在		
	2001年	2002年	2003年
オペレーティング・リースにより貸出中の 傭船船舶：			
－1年以内	56,447	32,223	9,144
－1年超5年以内	25,473	3,675	-
	81,920	35,898	9,144

26. 銀行借入枠

当グループおよび当社の銀行借入枠の総額は、以下のとおりである。

（単位：千人民元）

	当グループおよび当社		
	12月31日現在		
	2001年	2002年	2003年
銀行借入枠	-	1,332,460	3,483,100
利用額	-	(520,464)	(1,379,784)
	-	811,996	2,103,316

銀行借入枠の期日の詳細は、注記18、21および22に記載されている。

27. 偶発債務

2003年12月31日現在、当グループおよび当社に重要な偶発債務はない。

28. 重要な関連当事者取引

財務上および経営上の意思決定にあたって、当グループが直接あるいは間接的に当事者を支配するか当該当事者に対して重要な影響を与えることができる、またはその逆の場合、あるいは当グループおよび当該当事者が共通の支配下にある、または共通の重要な影響力を受ける場合、当該当事者は関連当事者であるとみなされる。

(a) 関連期間において、取締役は以下の会社を当グループの関連当事者とみなしている。

名称	当グループとの関係
チャイナ・シッピング(グループ)カンパニー	最終持株会社
リッチ・シッピング・コ・リミテッド	兄弟会社
上海マリーン・トランスポート（グループ）カンパニー	兄弟会社
広州マリーン・トランスポート（グループ）カンパニー	兄弟会社
大連マリーン・トランスポート（グループ）カンパニー	兄弟会社
チャイナ・シッピング・ディベロップメント・コ・リミテッド	兄弟会社
チャイナ・シッピング・パッセンジャー・ライナー・コ・リミテッド	兄弟会社
チャイナ・シッピング・サプライヤーズ（海南）ハイシェン・シッピング・アンドエンタープライズ	兄弟会社
上海仁川インターナショナル・フェリー・コ・リミテッド	兄弟会社
チャイナ・シッピング・ターミナル・ディベロップメント・コ・リミテッド	兄弟会社
チャイナ・シッピング・ロジスティクス・コ・リミテッド	兄弟会社
チャイナ・シッピング・エージェンシー・コ・リミテッド	兄弟会社
チャイナ・シッピング・エア・カーゴ・コ・リミテッド	兄弟会社
チャイナ・シッピング・インダストリー・コ・リミテッド	兄弟会社
チャイナ・シッピング・インベストメント・コ・リミテッド	兄弟会社
チャイナ・シッピング・インターナショナル・トレーディング・コ・リミテッ	兄弟会社
チャイナ・シッピング・テレコミュニケーションズ・コ・リミテッド	兄弟会社
ドン・ファン・インターナショナル・インベストメント・リミテッド	兄弟会社
チャイナ・シッピング・リージョナル・ホールディングスPTE リミテッド	兄弟会社

チャイナ・シッピング・エージェンシー（オーストラリア）コ・リミテッド	兄弟会社
チャイナ・シッピング・エージェンシー（ジャパン）コ・リミテッド	兄弟会社
チャイナ・シッピング・エージェンシー（コリア）コ・リミテッド	兄弟会社
チャイナ・シッピング（ヨーロッパ）ホールディングGmbH	兄弟会社
チャイナ・シッピング・サプライヤーズ・コ・リミテッド	兄弟会社
ウェスト・ベイシン・コンテナ・ターミナルズ・コ・リミテッド	関連会社
ユニバーサル・シッピング・コ・リミテッド	兄弟会社
チャイナ・シッピング（香港）ホールディング・コ・リミテッド	兄弟会社
チャイナ・シッピング（ノースアメリカ）ホールディング・コ・リミテッド	兄弟会社

注記5、13、14、18(ⅱ)、20、22で開示されているものに加え、当グループは関連当事者との間に以下の取引および残高を有しており、取締役の見解によればこれらは当グループの通常の営業過程において標準的な取引条件で実行されている。

(b) 関連当事者との取引

関連期間において、当グループは以下の重要な関連当事者との取引を有していた。

（単位：千人民元）

	12月31日に終了した事業年度		
	2001年	2002年	2003年
収益：			
ベアボート傭船サービス	8,950	−	−
情報技術サービス	9,957	15,291	10,380
コンテナのリース	11,054	2,210	2,790
定期船サービス	568,000	1,036,077	1,306,542
費用：			
支払利息	24,215	88,122	80,137
代理店管理サービス	5,701	7,847	464
コンテナの賃借に関連するファイナンス・リース債務の利息相当分	220,779	236,755	258,767
シャシーのリース	8,636	11,494	15,922
不動産のリース	7,160	7,204	12,337
貨物船および定期船代理店サービス	389,021	516,248	291,979
コンテナ管理サービス	232,671	256,213	507,108
期間傭船サービス	42,476	173,517	331,704
ベアボート傭船サービス	95,862	82,094	74,894
船体修理サービス	56,948	30,702	29,061
水、船舶燃料、潤滑油、スペアパーツおよびその他の資材の供給	143,409	244,141	252,127
倉庫サービス	27,638	22,397	21,092
ITサービス	14,242	15,553	22,670
車輌の提供	475	281	433
乗組員の提供	72,689	60,941	59,860
荷積および荷降サービス	29,266	30,818	579,492
サブ・ルートサービス	110,965	130,607	38,796
コンテナ地上輸送費用	296	376	36,180

取締役の見解によれば、上記の関連当事者取引は、通常の営業過程において、標準的な取引条件で行われている。

取締役は、上記の各取引が会社株式のメインボードへの上場後に継続されることを確認している。当社は、将来において上記取引を継続するという様々な契約を各関連当事者との間で締結している。

(c) 関連当事者との債権債務残高

(単位：千人民元)

	12月31日現在		
	2001年	2002年	2003年
兄弟会社との残高			
売掛金(脚注(ⅰ))	1,053,909	1,418,004	1,164,643
買掛金(脚注(ⅰ))	(427,856)	(310,804)	(200,591)
ファイナンス・リース債務(脚注(ⅱ))	(1,370,260)	(1,511,924)	(1,854,160)
	(744,207)	(404,724)	(890,108)
最終持株会社に対する債務残高(脚注(ⅲ))			
最終持株会社からの借入金	(980,000)	(1,635,000)	(74,534)
最終持株会社に対するその他の債務	(280,633)	(381,849)	(2,925)
	(1,260,633)	(2,016,849)	(77,459)

(ⅰ) 当グループの通常の営業過程において発生したこれらの残高は、無担保、無金利であり、通常の業界の慣習に従って精算される。

(ⅱ) 当グループは、兄弟会社からコンテナを賃借するリース契約を締結している。これらの残高は、当事者双方が合意した利率で利息が発生し、支払いは、関連するリース契約に従って行われる。

(ⅲ) 最終持株会社からの借入金は無担保であり、年利3.50%(2002年度:5.04%から5.49%、2001年度：5.27%から5.94%)の利息が発生し、融資日から1年以内に完済予定である。

その他の債務は、運転資本の調達を目的とした最終持株会社からの融資を表している。この残高は、無担保かつ無利息である。

取締役は、これらの残高は、当社のメインボードにおける株式上場前に全額清算されることを確認している。

29. 子会社および関連会社の明細

(a) 子会社

2003年12月31日現在、当社は以下の子会社の直接および間接持分を有している。

名称	設立日/創立日	法的形態の種類	発行/登録および払込済株式資本	株式持分 直接保有	株式持分 間接保有	主な事業内容
中華人民共和国にて設立および営業						
チャイナ・シッピング・コンテナ・ラインズ大連コ・リミテッド	2003年1月5日	有限会社	10,000,000人民元	90%	-	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ広州コ・リミテッド	2003年1月26日	有限会社	10,000,000人民元	90%	-	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ海南カンパニー・リミテッド*	2003年1月14日	有限会社	10,000,000人民元	40%	-	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ青島コ・リミテッド	2003年1月13日	有限会社	10,000,000人民元	90%	-	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ上海コ・リミテッド	2003年1月13日	有限会社	15,000,000人民元	90%	-	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ深セン コ・リミテッド	2003年1月15日	有限会社	10,000,000人民元	90%	-	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ天津コ・リミテッド	2003年1月3日	有限会社	10,000,000人民元	90%	-	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ廈門コ・リミテッド	2003年1月6日	有限会社	10,000,000人民元	90%	-	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(洋浦)コ・リミテッド	2002年12月5日	有限会社	38,000,000人民元	90%	4%	国内コンテナ輸送、貨物販売、発着予約、コンテナ輸送センター、積替、倉庫建設、コンテナの修理・リース・販売・購入、船舶のリース・販売・購入およびコンテナ関連事業
チャイナ・シッピング(洋浦)リフリジレーション・ストレージ・アンド・トランスポーテーション・コ・リミテッド*	2001年12月13日	有限会社	6,000,000人民元	40%	-	コンテナの輸送・設置・保管、冷蔵・倉庫・保管事業、コンテナおよびシャシーの点検・修理、機器のリース・輸出入・納入、外部技術コンサルティング、冷蔵用コンテナに使用する発電機の輸入
上海プハイ・シッピング・ラインズ・コ・リミテッド*	1992年11月19日	有限会社	11,800,000人民元	50%	-	国際コンテナ輸送、中国本土の沿岸および長江沿いの港間の物資輸送(コンテナ含)、コンテナの製造・修理・リース・販売、船舶のリース・販売、乗組員の派遣・研修サービスおよびその他の輸送サービス、水上輸送貨物代理店ならびに輸送代理店サービス

名称	設立日/創立日	法的形態の種類	発行/登録および払込済株式資本	株式持分 直接保有	株式持分 間接保有	主な事業内容
チャイナ・シッピング・コンテナ・ラインズ(福州) コ・リミテッド	2003年5月20日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(海口) コ・リミテッド*	2003年11月5日	有限会社	3,000,000人民元	-	36%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(江蘇) コ・リミテッド	2003年9月19日	有限会社	6,500,000人民元	45%	49.5%	輸送
チャイナ・シッピング・コンテナ・ラインズ連雲港コ・リミテッド	2003年3月12日	有限会社	5,000,000人民元	10%	81%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(秦皇島) コ・リミテッド	2003年5月6日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(日照) コ・リミテッド	2003年7月18日	有限会社	500,000人民元	-	90.1%	貨物船および定期船代理店
チャイナ・シッピング・コンテナ・ラインズ(浙江) コ・リミテッド	2003年6月18日	有限会社	7,000,000人民元	45%	49.5%	貨物船および定期船代理店
丹東チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年4月18日	有限会社	500,000人民元	-	90.01%	貨物船および定期船代理店
東莞チャイナ・シッピング・コ・リミテッド	2004年5月14日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
防城港チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年5月6日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
江門チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年8月21日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
錦州チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年3月18日	有限会社	500,000人民元	-	90.1%	貨物船および定期船代理店
泉州チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年9月2日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
汕頭チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年4月18日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
営口チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年1月9日	有限会社	1,000,000人民元	10%	81%	貨物船および定期船代理店
湛江チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年5月23日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
舟山チャイナ・シッピング・コンテナ・ラインズ・ コ・リミテッド	2003年5月15日	有限会社	500,000人民元	10%	81%	貨物船および定期船代理店
香港にて設立および営業						
チャイナ・シッピング・コンテナ・ラインズ(香港) コ・リミテッド	2002年7月3日	有限会社	1,000,000香港ドル	100%	-	定期船代理店
英国領バージン諸島にて設立および香港にて営業						
チャイナ・シッピング・コンテナ・ラインズ(アジア) コ・リミテッド	2002年10月28日	有限会社	50,000米ドル	100%	-	船舶の販売・購入・リース
インターナショナル・コンピュータ・コ・リミテッド	2003年4月8日	有限会社	50,000米ドル	-	100%	情報技術システムの開発および情報技術サービスの提供
洋山 A シッピング・カンパニー・リミテッド	2003年12月23日	有限会社	50,000米ドル	-	100%	船舶の所有
洋山 B シッピング・カンパニー・リミテッド	2003年12月23日	有限会社	50,000米ドル	-	100%	船舶の所有
キプロス共和国にて設立および香港にて営業						
アリサ・ナビゲーション・カンパニー・リミテッド	2002年6月18日	有限会社	1,000キプロス・ポンド	100%	-	船舶の所有

* 各社の定款に従い、当社は、これらの会社の全取締役の過半数について指名権を有している。そのため、これらの会社は子会社として処理される。

(b) 関連会社

2003年12月31日現在、当グループは、以下の関連会社の出資持分を直接有している。

名称	設立日	法的形態の種類	事業拠点	登録資本金 2003年度	株式持分 2003年度	主な事業内容
中華人民共和国にて設立						
Shanghai HaiXin YuanCang Containers Storage and Transaportation Co., Ltd.	1995年5月18日	有限会社	中華人民共和国	11,600,000米ドル	40%	貨物船および定期船代理店

すべての子会社および関連会社は、非公開会社であるか、香港国外で設立されている場合は、香港において設立された非公開会社と実質的に同じ特徴を有している。

30. 後発事象

(i) 本組織再編に従い、当社は、2003年10月31日現在の登録資本および剰余金を1株1人民元の株式3,830,000,000株に転換することにより、2004年3月3日付で株式会社に移行した。

(ii) 2004年5月10日付で、当社、チャイナ・シッピング・ロジスティクス・コ・リミテッド、チャイナ・シッピング・エージェンシー(中海船務代理有限公司)、チャイナ・シッピング・インダストリー・コ・リミテッドおよび上海プハイ・シッピング・ラインズ・コ・リミテッド(以下「上海プハイ」という。)は、当社のメインボードへの株式上場を条件として、当社が上海プハイに資本金500,000,000人民元の追加増資を行うことに同意し、当社以外の会社が上海プハイに資本金50,300,000人民元の追加増資を行うに同意する契約を締結した。増資が完了すれば、当社の上海プハイに対する株式持分は約90%に増加することとなる。

(iii) 2003年12月31日以降に、当社の取締役は2003年11月1日から2004年3月2日までの期間における当社の法定利益をチャイナ・シッピング(グループ)カンパニーに分配することを決定した。当社の取締役はこの分配が、約511,964,000人民元になると見積っている。

(iv) 2003年12月31日以降、当グループは、事務所社屋として使用する目的および投資目的で、特定の不動産を取得した。

(v) 2004年4月6日に、当グループの子会社2社は、貸付銀行から成るコンソーシアムとの間で、コンテナ船2隻の建造のために与信枠合計105百万米ドルの長期借入契約を締結した。当該借入金は、関連するコンテナ船およびこれら子会社の株式が担保となっている。

当該借入契約に従い、これらコンテナ船の賃貸に係る未収金が貸し手側に譲渡されており、当該未収金は、貸し手側の特別勘定に預託されることが求められている。この会計士報告書の日付現在、当グループは、88.22 百万米ドルの借入を実行している。

2004 年4月において、当グループの他の子会社もまた、チャイナ・シッピング（グループ）カンパニーにより差し入れられた預託金が担保となっている 125 百万米ドルの担保付短期借入契約を締結した。2004 年4月 30 日に、当グループは、この担保付短期借入限度枠全額を使用している。当グループは、上場の際生じる正味手取金の一部をこの担保付短期借入金の完済に充てる予定であり、それに伴い、チャイナ・シッピング（グループ）カンパニーにより差し入れられた預託金は解消される。

31.　最終持株会社

取締役は、中華人民共和国にて設立された国有企業であるチャイナ・シッピング（グループ）カンパニーを、当グループの最終持株会社とみなしている。

Ⅲ　貸借対照表日後の財務書類

2003 年 12 月 31 日より後の期間について、当社または現在当グループを構成している当社により作成されている監査済の財務書類はない。また、2003 年 12 月 31 日より後の期間について、当社または現在当グループを構成している会社により宣言、実行あるいは支払われている配当金はない。

プライスウォーターハウスクーパース
公認会計士事務所
香港

The following is the text of a report, prepared for the purpose of incorporation in this Prospectus, received from the reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

[4th June,] 2004

The Directors
China Shipping Container Lines Co., Ltd.
BNP Paribas Peregrine Capital Limited

Dear Sirs

We set out below our report on the financial information relating to China Shipping Container Lines Co., Ltd. (the "Company"), its subsidiaries and its associated companies (the Company and its subsidiaries are hereinafter collectively referred to as the "Group") for each of the three years ended 31st December, 2001, 2002 and 2003 (the "Relevant Periods") for inclusion in the prospectus of the Company dated [4th June, 2004] (the "Prospectus") in connection with the initial listing of the shares of the Company on the Main Board ("Main Board") of the Stock Exchange of Hong Kong Limited.

The Company was established in the People's Republic of China (the "PRC") on 28th August, 1997 as a company with limited liability under the Company Law of the PRC. On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each. Pursuant to a group reorganisation (the "Reorganisation") as detailed in Section 2 of appendix VIII to the Prospectus, the Company acquired the entire issued share capital of China Shipping Container Lines (Hong Kong) Co., Ltd. and China Shipping Container Lines (Asia) Co., Ltd. from a fellow subsidiary on 15th October, 2003.

As at the date of this report, the Company has direct and indirect interests in the subsidiaries and associated company set out in Note 29 of Section II below.

All companies now comprising the Group and its associated company have adopted 31st December as their financial year end date.

The directors of the Company (the "Directors") have prepared consolidated accounts of the Group for each of the years ended 31st December, 2001, 2002 and 2003 in accordance with Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC which were audited by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, certified public accountants registered in the PRC (the "PRC GAAP Accounts"). For the purpose of this report, we have carried out independent audits on the PRC GAAP Accounts for the Relevant Periods in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants ("HKSA").

The financial information as set out in Sections I to III below (the "Financial Information") has been prepared based on the PRC GAAP Accounts audited by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, after making such adjustments as are appropriate. For the purpose of this report, we have examined the Financial Information and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the reporting accountant" issued by the HKSA. The Directors, at the Relevant Periods, are responsible for preparing the PRC GAAP Accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The Directors are responsible for the Financial Information which gives a true and fair view. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report, and prepared on the basis set out in Note 1(a) of Section II below, gives a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2001, 2002 and 2003 and of the Group's results and cash flows for the Relevant Periods.

I CONSOLIDATED ACCOUNTS

Consolidated Profit and Loss Account

The following is a summary of the consolidated profit and loss account of the Group for the Relevant Periods, after making such adjustments as are appropriate:

	Note	Year ended 31st December, 2001	2002	2003
		RMB'000	*RMB'000*	*RMB'000*
Turnover	2	7,795,445	10,522,234	15,276,163
Operating costs	3	(8,801,292)	(10,528,540)	(13,009,891)
Gross profit/(loss)		(1,005,847)	(6,306)	2,266,272
Administrative and general expenses		(75,477)	(219,731)	(406,864)
Operating profit/(loss)	4	(1,081,324)	(226,037)	1,859,408
Net financing charges	5	(276,000)	(383,333)	(459,447)
Share of profits less losses of associated companies		7,072	4,128	6,957
Profit/(loss) before taxation		(1,350,252)	(605,242)	1,406,918
Taxation	6	12,721	10,196	(9,573)
Profit/(loss) after taxation		(1,337,531)	(595,046)	1,397,345
Minority interests		(885)	(2,041)	(14,473)
Profit/(loss) attributable to shareholders	20	(1,338,416)	(597,087)	1,382,872
Basic earnings/(loss) per share	7	RMB(0.74)	RMB(0.32)	RMB0.46

Consolidated Balance Sheet

The following is a summary of the consolidated balance sheet of the Group as at 31st December 2001, 2002 and 2003, after making such adjustments as are appropriate:

		As at 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Non-current assets				
Fixed assets	10	4,001,666	5,403,216	9,087,847
Deferred tax assets	11	61,991	74,010	87,559
Investments in associated companies	13	60,214	61,778	46,343
Investment securities	14	70,600	70,600	—
Total non-current assets		4,194,471	5,609,604	9,221,749
Current assets				
Bunkers, at cost		117,301	171,448	195,041
Trade and notes receivables	15	1,465,866	2,075,218	2,360,967
Prepayments and other receivables		42,243	283,736	221,889
Bank balances and cash	16	371,553	515,271	1,484,464
Restricted bank balances	16	—	83,000	—
Total current assets		1,996,963	3,128,673	4,262,361
Current liabilities				
Trade and notes payables	17	1,020,836	1,218,479	1,484,173
Accruals and other payables		120,131	142,849	390,079
Amount due to ultimate holding company	28	1,260,633	2,016,849	77,459
Short-term bank loans	18	1,315,080	1,588,580	1,389,720
Long-term bank loans — current portion	21	145,000	26,000	387,515
Finance lease obligations — current portion	22	178,028	238,153	334,232
Total current liabilities		4,039,708	5,230,910	4,063,178
Net current assets/(liabilities)		(2,042,745)	(2,102,237)	199,183
Total assets less current liabilities		2,151,726	3,507,367	9,420,932

Consolidated Balance Sheet ***(Continued)***

	Note	As at 31st December, 2001 RMB'000	2002 RMB'000	2003 RMB'000
Representing:				
Shareholders' equity				
Capital	19	1,801,050	2,801,050	3,801,050
Reserves	20	(2,007,513)	(2,601,562)	(174,361)
Total shareholders' equity		(206,463)	199,488	3,626,689
Minority interests		5,617	14,294	41,543
Non-current liabilities				
Long-term bank loans	21	1,160,340	2,019,814	4,232,772
Finance lease obligations	22	1,192,232	1,273,771	1,519,928
Total non-current liabilities		2,352,572	3,293,585	5,752,700
		2,151,726	3,507,367	9,420,932

Balance Sheet

The following is a summary of the balance sheet of the Company as at 31st December 2001, 2002 and 2003, after making such adjustments as are appropriate:

		As at 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Non-current assets				
Fixed assets	10	3,980,759	5,348,892	8,272,362
Deferred tax assets	11	61,991	74,010	87,559
Investments in subsidiaries	12	5,900	42,500	121,586
Investments in associated companies	13	49,492	44,608	29,214
Investment securities	14	70,600	70,600	—
Total non-current assets		4,168,742	5,580,610	8,510,721
Current assets				
Bunkers, at cost		114,738	161,328	188,912
Trade and notes receivables	15	1,425,150	2,042,846	2,626,823
Prepayments and other receivables		31,785	293,251	91,484
Bank balances and cash	16	365,045	491,960	1,151,910
Restricted bank balances	16	—	83,000	—
Total current assets		1,936,718	3,072,385	4,059,129
Current liabilities				
Trade and notes payables	17	982,723	1,182,809	1,622,205
Accruals and other payables		105,857	132,106	183,099
Amount due to ultimate holding company		1,243,102	2,013,640	—
Short-term bank loans	18	1,315,080	1,588,580	1,389,720
Long-term bank loans — current portion	21	145,000	26,000	387,515
Finance lease obligations — current portion	22	178,028	238,153	334,232
Total current liabilities		3,969,790	5,181,288	3,916,771
Net current assets/(liabilities)		(2,033,072)	(2,108,903)	142,358
Total assets less current liabilities		2,135,670	3,471,707	8,653,079

Balance Sheet ***(Continued)***

	Note	As at 31st December, 2001 RMB'000	2002 RMB'000	2003 RMB'000
Representing:				
Shareholders' equity				
Share capital	19	1,801,050	2,801,050	3,801,050
Reserves	20	(2,017,952)	(2,622,928)	(477,558)
Total shareholders' equity		(216,902)	178,122	3,323,492
Non-current liabilities				
Long-term bank loans	21	1,160,340	2,019,814	3,809,659
Finance lease obligations	22	1,192,232	1,273,771	1,519,928
Total non-current liabilities		2,352,572	3,293,585	5,329,587
		2,135,670	3,471,707	8,653,079

Consolidated Statement of Changes in Equity

The following is a summary of the consolidated statement of changes in equity of the Group for the Relevant Periods, after making such adjustments as are appropriate:

		Year ended 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Total equity at beginning of the year		1,131,953	(206,463)	199,488
Capital injection	19	—	1,000,000	1,000,000
Profit/(loss) for the year		(1,338,416)	(597,087)	1,382,872
Dividend waived by a minority shareholder of a subsidiary	20(i)	—	3,038	212
Conversion of liability into capital surplus	20(iii)	—	—	1,048,636
Share issuance costs		—	—	(4,519)
Total equity as at end of the year		(206,463)	199,488	3,626,689

Consolidated Cash Flow Statement

The following is a summary of the consolidated cash flow statement of the Group for the Relevant Periods, after making such adjustments as are appropriate:

	Note	Year ended 31st December, 2001	2002	2003
		RMB'000	*RMB'000*	*RMB'000*
Operating activities				
Cash (used in)/generated from operations	23(a)	(379,128)	(439,258)	2,721,020
PRC enterprise income tax paid		—	(423)	(5,112)
Net cash (used in)/generated from operating activities		(379,128)	(439,681)	2,715,908
Investing activities				
Acquisition of fixed assets		(525,006)	(1,424,976)	(3,490,328)
Proceeds from disposal of fixed assets		34	9	3,685
Net cash outflow from acquisition of a subsidiary	23(b)	(4,334)	—	—
Proceeds from disposal of investments in associated companies and investment securities		4,500	—	86,524
Investments in associated companies		(50,000)	—	—
Dividends received from associated companies		3,038	4,884	4,107
Interest received		21,186	5,353	6,319
Net cash used in investing activities		(550,582)	(1,414,730)	(3,389,693)

Consolidated Cash Flow Statement *(Continued)*

	Note	2001	2002	2003
		Year ended 31st December,		
		RMB'000	*RMB'000*	*RMB'000*
Financing activities				
Interest paid		(143,116)	(242,412)	(316,872)
Increase in capital		—	1,000,000	1,000,000
Addition of short-term and long-term bank loans		2,472,540	2,951,054	4,083,193
Repayment of short-term and long-term bank loans		(1,549,500)	(1,937,080)	(1,707,580)
Increase in amount due to ultimate holding company		465,000	655,000	74,534
Repayment of loan from ultimate holding company		—	—	(965,000)
Dividend paid to minority shareholders		—	—	(1,414)
Capital injection by minority shareholders		—	3,598	14,190
Capital element of finance lease payments		(129,356)	(195,276)	(279,306)
Interest element of finance lease payments		(220,779)	(236,755)	(258,767)
Net cash generated from financing activities	23(d)	894,789	1,998,129	1,642,978
Net (decrease)/increase in cash and cash equivalents		(34,921)	143,718	969,193
Cash and cash equivalents at beginning of the year		406,474	371,553	515,271
Cash and cash equivalents at end of the year		371,553	515,271	1,484,464
Analysis of balances of cash and cash equivalents				
Bank balances and cash		371,553	515,271	1,484,464

II NOTES TO THE CONSOLIDATED ACCOUNTS

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) **Basis of preparation**

The Company was established in the PRC on 28th August, 1997 as a company with limited liability under the Company Law of the PRC. On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each.

Pursuant to the Reorganisation, the Company acquired the entire issued share capital of China Shipping Container Lines (Hong Kong) Co., Ltd. ("CS (Hong Kong)") and China Shipping Container Lines (Asia) Co., Ltd. ("CS Asia") from a fellow subsidiary on 15th October, 2003. The Reorganisation is accounted for using merger accounting as permitted by Hong Kong Statement of Standard Accounting Practice 27 "Accounting for group reconstructions" issued by the HKSA.

The consolidated accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKSA. They have been prepared under the historical cost convention.

(b) **Group accounting**

(i) *Consolidation*

The Reorganisation referred to in Note 1(a) above has been accounted for using merger accounting by regarding the Company as being the holding company of CS (Hong Kong) and CS Asia since their respective dates of incorporation.

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Apart from the Reorganisation referred to in Note 1(a) above, the results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(ii) *Subsidiaries*

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(iii) *Associated companies*

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(iv) *Translation of foreign currencies*

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries expressed in foreign currencies is translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(c) **Fixed assets**

(i) *Vessels under construction*

Vessels under construction are stated at cost less accumulated impairment losses. Capitalisation of vessel construction cost is based on actual cost incurred during the year. No depreciation is provided for vessels under construction.

(ii) *Other fixed assets*

Other fixed assets are stated at cost less accumulated depreciation and impairment losses.

Other fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives to their respective residual values estimated by the Directors on a straight line basis. The estimated useful lives of other fixed assets are summarised as follows:

	Estimated useful lives
Container vessels	25 years from the date of first registration
Containers	8 to 10 years
Improvements on vessels under operating leases*	5 years or the period of the lease, whichever is the shorter
Computer and office equipment	5 to 8 years
Motor vehicles	6 years

* represent improvements on vessels operated by the Group under operating leases

Costs incurred in restoring fixed assets to their normal working condition to allow continued use of the overall assets are charged to the consolidated profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(iii) *Impairment and gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the consolidated profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

(iv) *Capitalisation of fixed assets*

All direct costs relating to the construction of container vessels, including finance costs on related borrowed funds during the construction period, are capitalised as fixed assets.

(d) **Assets under leases**

Where the Group is a lessee

(i) *Finance leases*

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) *Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight line basis over the lease periods.

Where the Group is a lessor

(i) *Operating leases*

Assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income, net of any incentives given to lessees, is recognised on a straight-line basis over the lease terms.

(e) **Investment securities**

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investments is reduced to its fair value. The impairment loss is recognised as an expense in the consolidated profit and loss account. This impairment loss is written back to consolidated profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for foreseeable future.

The gain or loss on disposal of other investments is the difference between the net sales proceeds and the carrying amount of the other investments, and is recognised in the consolidated profit and loss account.

(f) **Vessel repairs and surveys**

Dry-docking and special survey costs for vessels are charged to the consolidated profit and loss account as incurred.

(g) **Bunkers**

Bunkers represents fuels and are stated at the lower of the cost and net realisable value. Cost is calculated on the weighted average basis.

(h) **Trade receivables**

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(i) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(j) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(k) **Employee benefits**

(i) *Employee leave entitlements*

Employee entitlements to annual leave are recognised when they accrue to employees. Provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) *Pension obligations*

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans based on percentages of the total salary of employees (or on other basis), subject to a certain ceiling, and are paid to the labor and social welfare authorities. The Group's liability in respect of these funds is limited to the contributions payable in each year/period. Contributions to the plans are expensed as incurred.

The Group also operates a defined contribution Mandatory Provident Fund ("MPF") scheme for its employees employed in Hong Kong. The Group and the employees both contributes 5% of the employees' relevant income per month as required by the Hong Kong MPF Scheme Ordinance subject to a maximum of HK$1,000 per person.

The Group's contributions to the above defined contribution schemes are fully vested upon contribution and are expensed as incurred.

(iii) *Housing benefits*

All full-time employees of the Group employed in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis. Contributions to the funds are expensed as incurred.

(l) **Deferred taxation**

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) **Revenue recognition**

The Group recognises revenues on the following bases:

(i) *Liner services*

Freight revenues from the operation of the international and domestic containerised transportation business are recognised on a percentage of completion basis, which is determined on the time proportion method of each individual vessel voyage.

(ii) *Chartering*

Income from chartering of vessels under operating leases is recognised over the periods of the respective leases on a straight-line basis.

(iii) *Interest income*

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(n) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

(o) **Contingent liabilities**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the consolidated accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(p) **Segment reporting**

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed and business tax, where applicable.

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Turnover			
Liner	7,648,024	10,386,580	15,041,903
Chartering	147,421	135,654	234,260
	7,795,445	10,522,234	15,276,163

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Primary reporting format — business segments

The Group's business is organised on a worldwide basis into two main business segments: liner and chartering. The Group's business is dominated by provision of liner service. The chartering business is of insufficient size to be reported separately.

Secondary reporting format — geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes America, Europe/Mediterranean, Australia, East and Southeast Asia, China domestic and others.

The Directors consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under Hong Kong Statement of Standard Accounting Practice 26 "Segment reporting". Accordingly, geographical segment information is only presented for turnover:

	Turnover		
	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
America	2,741,836	5,290,482	6,800,792
Europe/Mediterranean	1,911,419	1,688,540	4,725,920
Australia	389,613	418,809	711,918
East and Southeast Asia	1,394,231	1,438,371	1,230,883
China domestic	793,990	878,868	960,559
Others	564,356	807,164	846,091
Total	7,795,445	10,522,234	15,276,163

3 OPERATING COSTS

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Operating costs			
Container and cargo	4,166,790	4,871,828	5,983,549
Vessel and voyage	3,674,295	4,023,216	4,918,913
Sub-route and others	960,207	1,633,496	2,107,429
	8,801,292	10,528,540	13,009,891

4 OPERATING PROFIT/(LOSS)

Operating profit/(loss) is stated after charging the following:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Charging:			
Auditors' remunerations	130	190	190
Cost of bunkers consumed	1,250,926	1,438,220	2,042,228
Depreciation:			
— Owned container vessels chartered-out under operating leases	13,357	8,670	10,219
— Other owned assets	146,669	146,371	223,041
— Containers under finance leases	173,752	231,695	304,674
	333,778	386,736	537,934
Impairment losses of container vessels *(Note 10(e))*	—	59,279	—
Loss on disposal of fixed assets	219	8,660	895
Loss on disposal of investments in associated companies	—	—	1,663
Operating lease rental:			
— Container vessels	1,796,902	1,923,041	2,106,330
— Containers	422,402	390,818	406,588
— Buildings	6,898	7,183	19,394
	2,226,202	2,321,042	2,532,312
Provision for doubtful receivables	3,307	55,776	68,811
Staff costs, including directors' and supervisors' emoluments *(Note 8)*	176,296	187,820	358,794

5 NET FINANCING CHARGES

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Interests:			
— bank loans	118,901	154,290	236,735
— amount due to ultimate holding company wholly repayable within five years	24,215	88,122	80,137
— finance lease obligations *(Note 28(b))*	220,779	236,755	258,767
Total interest expense	363,895	479,167	575,639
Less: amount capitalised in vessels under construction	(64,876)	(94,318)	(124,722)
	299,019	384,849	450,917
Interest income	(21,186)	(5,353)	(6,319)
Bank charge	1,619	1,984	5,013
Foreign exchange loss/(gain)	(3,452)	1,853	9,836
	276,000	383,333	459,447

The capitalisation rates applied to funds borrowed generally and utilised for the vessels under construction are 5.87%, 5.21% and 4.95% for the years ended 31st December, 2001, 2002 and 2003 respectively.

6 TAXATION

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Current income tax			
— PRC enterprise income tax *(note (ii))*	(415)	(69)	(17,617)
— Hong Kong profits tax *(note (i))*	—	—	(3,144)
Deferred tax *(Note 11)*	14,651	12,019	13,549
Share of taxation attributable to associated companies	(1,515)	(1,754)	(2,361)
	12,721	10,196	(9,573)

(i) **Hong Kong profits tax**

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profits for the year ended 31st December, 2003. There was no estimated assessable profits derived by the Group in Hong Kong during the two years ended 31st December, 2002 and 2001.

(ii) **PRC enterprise income tax ("EIT")**

Pursuant to notifications issued by the State Tax Bureau 國家稅務總局 on 15th August, 2001, 17th October, 2002 and 17th July, 2003 respectively, China Shipping (Group) Company, the ultimate holding company of the Company, and its approved subsidiaries established in the PRC were assessed for EIT on a consolidation basis and each of them is not assessed individually for the Relevant Periods (the Company and its approved subsidiaries included herein are collectively referred to as the "Tax Entities").

During the Relevant Periods, China Shipping (Group) Company, recorded consolidated taxable losses and was not subject to EIT. China Shipping (Group) Company did not allocate any EIT to the Tax Entities. Accordingly, there was neither EIT payable nor unutilised taxable losses retained by any of the Tax Entities as at 31st December, 2003. On 10th March, 2004, China Shipping (Group) Company issued a guarantee to the Company to indemnify the Tax Entities from any EIT chargeable by the State Tax Bureau for the Relevant Periods.

The EIT charged to the consolidated profit and loss account for the Relevant Periods represented EIT at a rate of 33% (2002: 33%; 2001: 33%) on the estimated taxable income of the remaining subsidiaries established in the PRC which were subject to individual EIT filing.

(iii) The taxation on the Group's profit/(loss) before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Profit/(loss) before taxation	(1,350,252)	(605,242)	1,406,918
Calculated at a taxation rate of 33%	445,583	199,730	(464,283)
Effect of profit/(loss) not taxed/utilised under consolidated tax filing *(note (ii))*	(432,043)	(188,581)	452,654
Effect of different tax rate in subsidiaries	—	—	1,572
Effect of different tax rate in associated companies	(819)	(953)	484
Taxation credit/(charge)	12,721	10,196	(9,573)

(iv) **Other taxes**

Value-added tax ("VAT")

The Company's subsidiaries in the PRC are subject to VAT, which is charged on top of the selling price at a general rate of 17%. An input credit is available whereby input VAT previously paid on purchases of raw materials or semi-finished products can be used to offset the output VAT on sales to determine the net VAT payable.

Business tax

Revenue derived from liner services provided by the Company and its subsidiaries in the PRC is subject to business tax at rates ranging from 3% to 5% during the Relevant Periods.

7 EARNINGS/(LOSS) PER SHARE

Basic earnings per share is calculated based on the Group's profit/(loss) attributable to shareholders for the Relevant Periods and the weighted average number of 1,801,050,000, 1,839,406,164 and 3,023,754,247 shares in issue for each of the years ended 31st December, 2001, 2002 and 2003 respectively. In determining the weighted average number of shares in issue during the Relevant Periods, the conversion of registered capital and reserves of RMB3,830,000,000 into share capital on 3rd March, 2004 was deemed to have occurred at the beginning of the earliest period presented.

Diluted earnings per share has not been presented as the Company has no dilutive potential ordinary shares during the Relevant Periods.

8 STAFF COSTS

An analysis of staff costs, including directors' and supervisors' emoluments, is set out below:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Hiring of crews *(Note 28(b))* and staff salaries	142,789	152,050	288,570
Social welfare benefits	30,782	31,743	59,711
Pension cost	2,725	4,027	10,513
	176,296	187,820	358,794

9 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) Directors' and supervisors' emoluments

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Directors			
— Basic salaries and allowances	85	281	443
— Pension and other welfare	26	51	77
Supervisors			
— Basic salaries and allowances	85	281	797
— Pension and other welfare	26	51	145
	222	664	1,462

No directors or supervisors of the Company waived any emoluments and no emoluments were paid by the companies now comprising the Group to any of the directors or supervisors of the Company as an inducement to join or upon joining the Group or as compensation for loss of office during the Relevant Periods. No discretionary bonus were paid to any of the directors or supervisors of the Company during the Relevant Periods.

The emoluments of the directors and supervisors of the Company fall within the following bands:

	Number of directors/supervisors Year ended 31st December,		
	2001	2002	2003
Directors			
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	1	1	1
Supervisors			
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	1	1	2
	2	2	3

The remaining nine directors (2002: nine; 2001: nine) and four supervisors (2002: five; 2001: five) of the Company did not receive any emoluments from the Company or any of its subsidiaries during the Relevant Periods.

(b) **Five highest paid individuals**

The five individuals whose emoluments were the highest in the Group during the Relevant Periods are as follows:

	Number of individuals Year ended 31st December,		
	2001	**2002**	**2003**
Director	1	1	1
Supervisors	1	1	2
Employees	3	3	2
	5	5	5

The details of emoluments paid to the five highest paid individuals who were directors/supervisors of the Company during the Relevant Periods have been included in Note 9(a) above. Details of emoluments paid to the remaining two highest paid non-directors/supervisors individuals (2002: three; 2001: three) are as follows:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Basic salaries and allowances	296	702	753
Pension and others welfares	67	145	140
	363	847	893

The emoluments of the above two (2002: three; 2001: three) individuals fell within the following bands:

	Number of individuals Year ended 31st December,		
	2001	**2002**	**2003**
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	3	3	2

(c) During the Relevant Periods, no emoluments were paid by the companies now comprising the Group to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

10 FIXED ASSETS

	The Group						
	Container vessels	Vessels under construction	Improvements on vessels under operating leases	Containers	Motor vehicles	Computer and office equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
At 1st January, 2001	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
Acquisition of subsidiaries	21,360	—	274	—	216	432	22,282
Additions	55	532,019	285	412,742	1,733	55,790	1,002,624
Disposals	—	—	—	—	—	(661)	(661)
At 31st December, 2001	1,540,108	1,330,371	362,146	1,726,269	3,491	79,897	5,042,282
Transfers	65,771	(65,771)	—	—	—	—	—
Additions	2,115	1,501,991	3,000	336,938	754	11,436	1,856,234
Disposals	—	—	(15,124)	—	—	(289)	(15,413)
At 31st December, 2002	1,607,994	2,766,591	350,022	2,063,207	4,245	91,044	6,883,103
Transfers	3,836,861	(3,836,861)	—	—	—	—	—
Additions	23,154	3,500,261	15,505	622,814	28,546	60,453	4,250,733
Disposals	—	—	(24,752)	(21,675)	(837)	(5,601)	(52,865)
At 31st December, 2003	5,468,009	2,429,991	340,775	2,664,346	31,954	145,896	11,080,971
Accumulated depreciation and impairment losses							
At 1st January, 2001	244,575	—	79,018	381,091	536	1,526	706,746
Acquisition of subsidiaries	470	—	—	—	13	17	500
Charge for the year	88,513	—	62,219	176,352	435	6,259	333,778
Disposals	—	—	—	—	—	(408)	(408)
At 31st December, 2001	333,558	—	141,237	557,443	984	7,394	1,040,616
Charge for the year	91,930	—	51,156	232,935	538	10,177	386,736
Disposals	—	—	(6,560)	—	—	(184)	(6,744)
Impairment	59,279	—	—	—	—	—	59,279
At 31st December, 2002	484,767	—	185,833	790,378	1,522	17,387	1,479,887
Acquisition from fellow subsidiaries	—	—	—	—	6,861	7,280	14,141
Charge for the year	162,964	—	50,258	304,815	3,644	16,253	537,934
Disposals	—	—	(15,305)	(20,808)	(379)	(2,346)	(38,838)
At 31st December, 2003	647,731	—	220,786	1,074,385	11,648	38,574	1,993,124
Net book value							
At 31st December, 2001	1,206,550	1,330,371	220,909	1,168,826	2,507	72,503	4,001,666
At 31st December, 2002	1,123,227	2,766,591	164,189	1,272,829	2,723	73,657	5,403,216
At 31st December, 2003	4,820,278	2,429,991	119,989	1,589,961	20,306	107,322	9,087,847

	The Company						
	Container vessels	Vessels under construction	Improvements on vessels under operating leases	Containers	Motor vehicles	Computer and office equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
At 1st January, 2001	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
Additions	55	532,019	—	412,742	1,733	55,579	1,002,128
Disposals	—	—	—	—	—	(624)	(624)
At 31 st December, 2001	1,518,748	1,330,371	361,587	1,726,269	3,275	79,291	5,019,541
Transfers	65,771	(65,771)	—	—	—	—	—
Additions	1,772	1,501,991	1,402	336,938	241	10,781	1,853,125
Disposals	(47,101)	—	(15,124)	—	—	(289)	(62,514)
At 31st December, 2002	1,539,190	2,766,591	347,865	2,063,207	3,516	89,783	6,810,152
Transfers	3,836,861	(3,836,861)	—	—	—	—	—
Additions	3,282	2,805,208	—	621,543	1,271	22,306	3,453,610
Disposals	—	—	(24,752)	(21,675)	(5)	(281)	(46,713)
At 31st December, 2003	5,379,333	1,734,938	323,113	2,663,075	4,782	111,808	10,217,049
Accumulated depreciation and impairment losses							
At 1st January, 2001	244,575	—	79,018	381,091	536	1,526	706,746
Charge for the year	87,274	—	62,219	176,352	403	6,193	332,441
Disposals	—	—	—	—	—	(405)	(405)
At 31st December, 2001	331,849	—	141,237	557,443	939	7,314	1,038,782
Charge for the year	89,367	—	51,156	232,935	472	10,011	383,941
Disposals	(13,998)	—	(6,560)	—	—	(184)	(20,742)
Impairment	59,279	—	—	—	—	—	59,279
At 31st December, 2002	466,497	—	185,833	790,378	1,411	17,141	1,461,260
Charge for the year	157,237	—	47,316	304,675	558	10,016	519,802
Disposals	—	—	(15,305)	(20,808)	(5)	(257)	(36,375)
At 31st December, 2003	623,734	—	217,844	1,074,245	1,964	26,900	1,944,687
Net book value							
At 31st December, 2001	1,186,899	1,330,371	220,350	1,168,826	2,336	71,977	3,980,759
At 31st December, 2002	1,072,693	2,766,591	162,032	1,272,829	2,105	72,642	5,348,892
At 31st December, 2003	4,755,599	1,734,938	105,269	1,588,830	2,818	84,908	8,272,362

(a) As at 31st December, 2003, the net book value of containers held under finance lease by the Group and the Company amounted to approximately RMB1,588,830,000 (2002: RMB1,271,962,000; 2001: RMB1,166,719,000).

(b) As at 31st December, 2003, the net book value of container vessels and vessels under construction of the Group and the Company pledged as securities for the long-term bank loans amounted to approximately RMB3,109,502,000 (2002: RMB2,086,854,000); 2001: RMB670,711,000) (Note 21).

(c) As at 31st December, 2003, the aggregate cost, accumulated depreciation and accumulated impairment losses of the leased assets, where the Group and the Company is the lessor, comprised vessels under chartering arrangements, amounted to RMB21,254,000 (2002: RMB162,463,000; 2001: RMB162,463,000), RMB9,807,000 (2002: RMB56,645,000; 2001: RMB47,890,000) and Nil (2002: RMB8,476,000; 2001: Nil) respectively.

(d) As at 31st December, 2003, the accumulated capitalised borrowing costs of the Group and the Company amounted to approximately RMB73,460,000 (2002: RMB164,291,000; 2001: RMB69,973,000) included in the carrying amounts of vessels under construction.

(e) As at 31st December, 2003, the accumulated impairment losses of the container vessels of the Group and the Company amounted to RMB59,279,000 (2002: RMB59,279,000; 2001: Nil). The impairment loss is included in the administrative and general expenses of the consolidated profit and loss account.

(f) During the year ended 31st December, 2003, the Company and the Group acquired fixed assets of RMB25,056,000 (2002: Nil; 2001: RMB21,260,000) from certain fellow subsidiaries at their carrying value.

11 DEFERRED TAX ASSETS

Movements of deferred tax assets for the Group and the Company:

	The Group and the Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	47,340	61,991	74,010
Temporary differences arising from interest element of finance lease obligations	14,651	12,019	13,549
At end of the year	61,991	74,010	87,559

Deferred tax assets as at the 31st December, 2001, 2002 and 2003 represent deferred tax assets to be recovered after more than twelve months.

12 INVESTMENTS IN SUBSIDIARIES

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	5,900	42,500	121,586

A list of subsidiaries as at 31st December, 2003 is set out in Note 29(a).

13 INVESTMENTS IN ASSOCIATED COMPANIES

	The Group As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Share of net assets	60,214	61,778	46,343

	The Company As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	49,492	44,608	29,214

Unlisted investments represented equity interests in the associated companies. On 20th October, 2003, the Company entered into agreements to dispose certain of its equity interests in associated companies to its ultimate holding company, China Shipping (Group) Company, at RMB15,924,000 resulting in losses totalling RMB1,663,000. Details of the remaining associated company as at 31st December, 2003 is set out in Note 29(b).

14 INVESTMENT SECURITIES

	The Group and the company As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	70,600	70,600	—

Unlisted investments represented equity interests in certain related companies. On 20th October, 2003, the Company entered into agreements to dispose all of these equity interests to its ultimate holding company, China Shipping (Group) Company, at their aggregate carrying value of RMB70,600,000.

15 TRADE AND NOTES RECEIVABLES

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade receivables			
— Fellow subsidiaries	1,053,909	1,418,004	1,164,643
— Others	407,553	654,633	1,136,919
	1,461,462	2,072,637	2,301,562
Notes receivables	4,404	2,581	59,405
	1,465,866	2,075,218	2,360,967

The aging analysis of trade and notes receivables is as follows:

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	1,389,773	1,423,384	2,133,924
4 to 6 months	66,585	608,351	298,628
7 to 9 months	49,761	51,198	43,045
10 to 12 months	2,651	80,775	12,613
1 to 2 years	333	10,523	1,228
	1,509,103	2,174,231	2,489,438
Less: provision for doubtful receivables	(43,237)	(99,013)	(128,471)
	1,465,866	2,075,218	2,360,967

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade receivables			
— Subsidiaries	1,639	11,866	1,016,755
— *Fellow subsidiaries*	1,053,909	1,418,004	1,164,643
— Others	365,198	610,595	416,329
	1,420,746	2,040,465	2,597,727
Notes receivables	4,404	2,381	29,096
	1,425,150	2,042,846	2,626,823

The aging analysis of trade and notes receivables is as follows:

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	1,347,131	1,389,453	2,395,613
4 to 6 months	66,585	608,351	298,628
7 to 9 months	49,761	51,198	43,045
10 to 12 months	2,651	80,775	12,613
1 to 2 years	333	10,523	1,228
	1,466,461	2,140,300	2,751,127
Less: provision for doubtful receivables	(41,311)	(97,454)	(124,304)
	1,425,150	2,042,846	2,626,823

Credit policy

Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

16 BANK BALANCES AND CASH

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Cash and bank deposits denominated in:			
— Renminbi	144,571	305,728	440,041
— United States dollars	226,963	292,516	998,099
— Others	19	27	46,324
	371,553	598,271	1,484,464
Less: Restricted bank balances denominated in Renminbi	—	(83,000)	—
	371,553	515,271	1,484,464

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Cash and bank deposits denominated in:			
— Renminbi	138,063	286,039	203,365
— United States dollars	226,963	288,894	908,880
— Others	19	27	39,665
	365,045	574,960	1,151,910
Less: Restricted bank balances denominated in Renminbi	—	(83,000)	—
	365,045	491,960	1,151,910

Restricted bank balances are pledged as securities for short-term bank loans (Note 18). These pledged bank balances were placed in a bank account with the lending bank, bore interest at 1.88% per annum and was released upon full settlement of the short-term bank loans on 19th June, 2003.

17 TRADE AND NOTES PAYABLES

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade payables			
— Fellow subsidiaries	427,856	310,804	200,591
— Others	592,980	422,477	766,964
	1,020,836	733,281	967,555
Notes payables	—	485,198	516,618
	1,020,836	1,218,479	1,484,173

The aging analysis of trade and notes payables is as follows:

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	831,860	995,548	1,225,794
4 to 6 months	177,337	205,475	221,933
7 to 9 months	11,339	12,106	20,727
10 to 12 months	—	4,476	15,554
1 to 2 years	300	874	165
	1,020,836	1,218,479	1,484,173

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade payables			
— Subsidiaries	4,787	19,663	529,837
— Fellow subsidiaries	427,856	310,804	169,668
— Others	550,080	367,144	391,082
	982,723	697,611	1,090,587
Notes payables	—	485,198	531,618
	982,723	1,182,809	1,622,205

The aging analysis of trade and notes payables is as follows:

	The Company As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	793,747	959,878	1,363,826
4 to 6 months	177,337	205,475	221,933
7 to 9 months	11,339	12,106	20,727
10 to 12 months	—	4,476	15,554
1 to 2 years	300	874	165
	982,723	1,182,809	1,622,205

18 SHORT-TERM BANK LOANS

	The Group and the Company As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Secured *(note (i))*	—	82,800	—
Unsecured *(note (ii))*	1,315,080	1,505,780	1,389,720
	1,315,080	1,588,580	1,389,720

(i) As at 31st December, 2002, these short-term bank loans were secured by restricted bank deposits amounting to RMB83,000,000 (Note 16).

(ii) As at 31st December, 2001, 2002 and 2003, these unsecured short-term bank loans were guaranteed by China Shipping (Group) Company, the Company's ultimate holding company. The Company has obtained consents from respective banks to replace these guarantees provided by the Company upon listing of the Company's Shares on the Main Board.

19 CAPITAL

	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	1,801,050	1,801,050	2,801,050
Capital injection	—	1,000,000	1,000,000
At end of the year	1,801,050	2,801,050	3,801,050

As at 18th December, 2002 and 14th October, 2003, China Shipping (Group) Company injected capital of RMB1,000,000,000 and RMB1,000,000,000 respectively. These increases in capital had been verified by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, certified public accountants registered in the PRC, and approved by Shanghai Administration Bureau for Industry and Commerce.

20 RESERVES

	The Group					
	Capital surplus	Statutory surplus reserve *(note (iv))*	Statutory public welfare fund *(note (v))*	Share issuance costs	Accumulated losses	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1st January, 2001	—	—	—	—	(669,097)	(669,097)
Loss for the year	—	—	—	—	(1,338,416)	(1,338,416)
Profit appropriation	—	245	169	—	(414)	—
As at 31st December, 2001	—	245	169	—	(2,007,927)	(2,007,513)
Dividend waived by a minority shareholder of a subsidiary *(note (i))*	3,038	—	—	—	—	3,038
Loss for the year	—	—	—	—	(597,087)	(597,087)
Profit appropriation	—	121	121	—	(242)	—
As at 31st December, 2002	3,038	366	290	—	(2,605,256)	(2,601,562)
Dividend waived by a minority shareholder of a subsidiary *(note (ii))*	212	—	—	—	—	212
Share issuance costs	—	—	—	(4,519)	—	(4,519)
Conversion of liability into capital surplus *(note (iii))*	1,048,636	—	—	—	—	1,048,636
Profit for the year	—	—	—	—	1,382,872	1,382,872
Profit appropriation	—	9,729	9,729	—	(19,458)	—
As at 31st December, 2003	1,051,886	10,095	10,019	(4,519)	(1,241,842)	(174,361)

The Company

	Capital surplus RMB'000	Share issuance costs RMB'000	Accumulated losses RMB'000	Total RMB'000
As at 1st January, 2001	—	—	(674,262)	(674,262)
Loss for the year	—	—	(1,343,690)	(1,343,690)
As at 31st December, 2001	—	—	(2,017,952)	(2,017,952)
Loss for the year	—	—	(604,976)	(604,976)
As at 31st December, 2002	—	—	(2,622,928)	(2,622,928)
Share issuance cost	—	(4,519)	—	(4,519)
Conversion of liability into capital surplus *(note (iii))*	1,048,636	—	—	1,048,636
Profit for the year	—	—	1,101,253	1,101,253
As at 31st December, 2003	1,048,636	(4,519)	(1,521,675)	(477,558)

(i) During the year ended 31st December, 2002, China Shipping (Group) Company, being the ultimate holding company of the Company and the 50% shareholder of Shanghai Puhai Shipping Line Co., Ltd. ("SPSL") (Note 29(a)), waived its right in the dividend declared by SPSL of RMB3,038,000. Accordingly, the respective amount waived was transferred to capital surplus.

(ii) During the year ended 31st December, 2003, China Shipping Agency Co., Ltd., being the 10% minority shareholder of China Shipping Container Lines (Haikou) Co., Ltd. ("CSCLHK") (Note 29(a)), waived its right in the dividend declared by CSCLHK of RMB212,000. Accordingly, the respective amount waived was transferred to capital surplus.

(iii) On 30th October, 2003, the Company capitalised an amount of RMB1,048,636,000 due to China Shipping (Group) Company, the Company's ultimate holding company, as capital surplus.

(iv) In accordance with the PRC regulations and the Articles of Association of the companies within the Group, before distributing the net profit of each year, each of the companies registered in the PRC is required to set aside 10% of its statutory net profit for the year after offsetting any prior year's losses as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of each company's share capital, any further appropriation is optional. The statutory surplus reserve fund can be utilised to offset prior years' losses or to issue bonus shares. However, such statutory surplus reserve fund must be maintained at a minimum of 25% of the entity's share capital after such issuance.

(v) Companies registered in the PRC within the Group are required to set aside 5% to 10% of their statutory net profit for the year as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory public welfare fund. The statutory public welfare fund is to be utilised to build or acquire capital items, for the entity's employees and cannot be used to pay off staff welfare expenses. Titles to these capital items remain with the entity.

21 LONG-TERM BANK LOANS

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Secured			
— wholly repayable within five years	181,000	36,000	—
— not wholly repayable within five years	1,124,340	2,009,814	4,197,174
	1,305,340	2,045,814	4,197,174
Unsecured			
— wholly repayable within five years	—	—	—
— not wholly repayable within five years	—	—	423,113
	—	—	423,113
	1,305,340	2,045,814	4,620,287
Less: amount repayable within one year included in current liabilities	(145,000)	(26,000)	(387,515)
	1,160,340	2,019,814	4,232,772

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Long-term bank loans			
Within one year	145,000	26,000	387,515
After one year but within two years	26,000	397,515	481,462
After two years but within five years	1,000,000	1,248,818	1,626,467
After five years	134,340	373,481	2,124,843
	1,305,340	2,045,814	4,620,287

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Secured			
— wholly repayable within five years	181,000	36,000	—
— not wholly repayable within five years	1,124,340	2,009,814	4,197,174
	1,305,340	2,045,814	4,197,174
Less: amount repayable within one year included in current liabilities	(145,000)	(26,000)	(387,515)
	1,160,340	2,019,814	3,809,659

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
The bank loans are repayable as follows:			
Within one year	145,000	26,000	387,515
After one year but within two years	26,000	397,515	445,030
After two years but within five years	1,000,000	1,248,818	1,517,170
After five years	134,340	373,481	1,847,459
	1,305,340	2,045,814	4,197,174

As at 31st December, 2003, the Group's long-term bank loans which were secured by certain container vessels of the Group and the Company amounted to RMB3,109,502,000 (2002: RMB2,086,854,000; 2001: RMB670,711,000) (Note 10).

22 FINANCE LEASE OBLIGATIONS

	The Group and the Company As at 31st December, 2001		
	Minimum lease payment	Finance charges	Net present value of minimum lease payment
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
No later than one year	395,716	217,688	178,028
Later than one year and not later than two years	395,716	189,069	206,647
Later than two years and not later than five years	1,026,062	328,939	697,123
Later than five years	343,398	54,936	288,462
	2,160,892	790,632	1,370,260
Less: no later than one year (current portion)	(395,716)	(217,688)	(178,028)
	1,765,176	572,944	1,192,232

	The Group and the Company As at 31st December, 2002		
	Minimum lease payment	Finance charges	Net present value of minimum lease payment
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
No later than one year	459,335	221,182	238,153
Later than one year and not later than two years	459,443	184,113	275,330
Later than two years and not later than five years	1,016,663	275,790	740,873
Later than five years	302,292	44,724	257,568
	2,237,733	725,809	1,511,924
Less: no later than one year (current portion)	(459,335)	(221,182)	(238,153)
	1,778,398	504,627	1,273,771

	The Group and the Company As at 31st December, 2003		
	Minimum lease payment	Finance charges	Net present value of minimum lease payment
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
No later than one year	565,075	230,843	334,232
Later than one year and not later than two years	564,787	178,453	386,334
Later than two years and not later than five years	1,029,970	259,714	770,256
Later than five years	418,396	55,058	363,338
	2,578,228	724,068	1,854,160
Less: no later than one year (current portion)	(565,075)	(230,843)	(334,232)
	2,013,153	493,225	1,519,928

The above finance lease obligations are related to containers leased from a fellow subsidiary. Interest is charged on the outstanding balances at 16% (2002: 16%; 2001: 18%) per annum.

23 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

a. Reconciliation of profit/(loss) before taxation to cash (used in)/generated from operations:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Profit/(loss) before taxation	(1,350,252)	(605,242)	1,406,918
Adjustment for:			
Depreciation	333,778	386,736	537,934
Share of results of associates	(7,072)	(4,128)	(8,620)
Loss on disposal of investment	—	—	1,663
Impairment of fixed assets	—	59,279	—
Interest expense	78,240	148,094	192,150
Interest income from bank deposits	(21,186)	(5,353)	(6,319)
Provision for doubtful receivables	3,307	55,776	68,811
Financial charge of finance lease obligations	220,779	236,755	258,767
Loss on disposal of fixed assets	219	8,660	895
Operating (loss)/profit before working capital changes	(742,187)	280,577	2,452,199
Decrease/(increase) in bunkers	47,732	(54,147)	(23,593)
Decrease/(increase) in trade and notes receivables	385,244	(665,128)	(354,560)
Decrease/(increase) in prepayments and other receivables	42,329	(245,567)	66,775
(Increase)/decrease in restricted bank deposits	—	(83,000)	83,000
(Decrease)/increase in accounts and notes payables	(349,877)	197,643	265,694
(Decrease)/increase in accruals and other payables	(43,002)	29,148	231,793
Increase/(decrease) in amount due to ultimate holding company	280,633	101,216	(288)
Net cash (used in)/generated from operations	(379,128)	(439,258)	2,721,020

b. On 1st July, 2001, the Group acquired 50% equity interest in Shanghai Puhai Shipping Co., Ltd., from a related company for a cash consideration of RMB5,900,000 and Shanghai Puhai Shipping Co., Ltd. became a subsidiary of the Group (Note 29(a)). The acquisition is accounted for by acquisition accounting. Details of assets and liabilities acquired as follow.

	2001
	RMB'000
Assets/(liabilities) acquired:	
Fixed assets	21,782
Inventories	1,977
Prepayments and other receivables	15,179
Trade and notes receivables	30,507
Bank balances and cash	1,566
Trade payables	(24,424)
Accruals and other payables	(34,403)
Salary and welfare payables	(384)
Minority interests	(5,900)
	5,900
Satisfied by	
Cash	5,900

The subsidiary acquired contributed approximately RMB(7,728,999) (2002: RMB4,403,000; 2001: RMB(3,368,000)) to the Group's net operating cash flows, contributed approximately RMB2,830,000 (2002: RMB5,942,000; 2001: RMB11,800,000) in respect of the net returns on investments and servicing of finance, paid RMB(12,531,000) (2002: RMB(7,613,000); 2001: RMB(2,487,000)) in respect of taxation and utilised approximately RMB(287,000) (2002: RMB(419,000); 2001: RMB(2,318,000)) for investing activities.

Net cash inflow in respect of the acquisition is analysed as follows:

	2001
	RMB'000
Cash consideration	5,900
Bank balances and cash in hand acquired	(1,566)
Net cash outflow in respect of acquisition of a subsidiary	4,334

c. **Significant non-cash transactions**

During the year ended 31st December, 2003, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of RMB880,309,000 (2002: RMB573,695,000; 2001: RMB633,521,000).

As at 30th October, 2003, the amount due to the ultimate holding company, China Shipping (Group) Company, of RMB1,048,636,000 was capitalised as capital surplus.

d. **Analysis of changes in financing during the year**

	Share capital	Bank loans	Loan from ultimate holding company	Finance lease obligations	Minority interests
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1st January, 2001	1,801,050	1,697,380	515,000	1,086,874	—
Inception of finance lease obligations	—	—	—	633,521	—
Minority interests' share of profits	—	—	—	—	885
Addition from acquisition of subsidiary	—	—	—	—	4,732
Cash inflow/(outflow) from financing	—	923,040	465,000	(350,135)	—
At 31st December, 2001	1,801,050	2,620,420	980,000	1,370,260	5,617
Inception of finance lease obligations	—	—	—	573,695	—
Minority interests' share of profit	—	—	—	—	2,041
Conversion of liabilities into capital surplus	—	—	—	—	3,038
Cash inflow/(outflow) from financing	1,000,000	1,013,974	655,000	(432,031)	3,598
At 31st December, 2002	2,801,050	3,634,394	1,635,000	1,511,924	14,294
Inception of finance lease obligations	—	—	—	880,309	—
Minority interests' share of profit	—	—	—	—	14,473
Cash inflow/(outflow) from financing	1,000,000	2,375,613	(890,466)	(538,073)	12,776
Conversion of liabilities into capital surplus	—	—	(670,000)	—	—
At 31st December, 2003	3,801,050	6,010,007	74,534	1,854,160	41,543

24 COMMITMENTS

a. Capital commitments

As at 31st December, 2001, 2002 and 2003, the Group had the following significant capital commitments which were not provided for in the balance sheets of the Group and the Company:

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Vessels under construction	4,082,397	3,438,851	6,373,195

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Vessels under construction	4,082,397	2,743,798	5,063,888

b. Purchase commitments

As at 31st December, 2001, 2002 and 2003, the Group had the following significant purchase commitments of bunkers which were not provided for in the balance sheets of the Group and the Company:

	The Group and the Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Purchase of bunkers	7,475	—	805,375

c. **Lease commitments**

As at 31st December, 2001, 2002 and 2003, the Group and the Company had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Land and buildings:			
— Within one year	6,259	11,046	11,294
— After one year but within five years	23,187	32,062	27,239
	29,446	43,108	38,533
Vessels chartered-in and containers under operating leases:			
— Within one year	2,010,305	2,509,931	2,942,707
— After one year but within five years	2,421,305	6,803,123	8,835,086
	4,431,610	9,313,054	11,777,793
	4,461,056	9,356,162	11,816,326

	The Company As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Land and buildings:			
— Within one year	5,675	5,675	5,675
— After one year but within five years	22,701	22,701	22,701
	28,376	28,376	28,376
Vessels chartered-in and containers under operating leases:			
— Within one year	2,010,305	2,509,931	2,385,698
— After one year but within five years	2,421,305	6,803,123	5,904,629
	4,431,610	9,313,054	8,290,327
	4,459,986	9,341,430	8,318,703

25 FUTURE OPERATING LEASE ARRANGEMENTS

As at 31st December, 2001, 2002 and 2003, the Group and the Company had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Vessels chartered-out under operating leases:			
— Within one year	57,397	32,223	10,094
— After one year but within five years	29,511	3,675	7,467
	86,908	35,898	17,561

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Vessels chartered-out under operating leases:			
— Within one year	56,447	32,223	9,144
— After one year but within five years	25,473	3,675	—
	81,920	35,898	9,144

26 BANKING FACILITIES

The Group and the Company had aggregate banking facilities as follows:

	The Group and the Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Bank facilities	—	1,332,460	3,483,100
Amount utilised	—	(520,464)	(1,379,784)
	—	811,996	2,103,316

Details of terms of bank facilities have been set out in Notes 18, 21 and 22.

27 CONTINGENT LIABILITIES

As at 31st December, 2003, the Group and the Company have no significant contingent liabilities.

28 SIGNIFICANT RELATED PARTY TRANSACTIONS

Parties are considered to be related if the Group has the ability, directly or indirectly, to control the parties or exercise significant influence over the parties in making financial and operating decision, or vice versa, or where the Group and the parties are subject to common control or common significant influence.

(a) During the Relevant Periods, the directors are of the view that the following companies are related parties of the Group:

Name	Relationship with the Group
China Shipping (Group) Company	Ultimate holding company
Rich Shipping Co., Ltd.	Fellow subsidiary
Shanghai Marine Transport (Group) Company	Fellow subsidiary
Guangzhou Marine Transport (Group) Company	Fellow subsidiary
Dalian Marine Transport (Group) Company	Fellow subsidiary
China Shipping Development Co., Ltd.	Fellow subsidiary
China Shipping Passenger Liner Co., Ltd.	Fellow subsidiary
China Shipping Suppliers (Hainan) Haisheng Shipping and Enterprise	Fellow subsidiary
Shanghai Inchon International Ferry Co., Ltd.	Fellow subsidiary
China Shipping Terminal Development Co., Ltd.	Fellow subsidiary
China Shipping Logistics Co., Ltd.	Fellow subsidiary
China Shipping Agency Co., Ltd.	Fellow subsidiary
China Shipping Air Cargo Co., Ltd.	Fellow subsidiary
China Shipping Industry Co., Ltd.	Fellow subsidiary
China Shipping Investment Co., Ltd.	Fellow subsidiary
China Shipping International Trading Co., Ltd.	Fellow subsidiary
China Shipping Telecommunications Co., Ltd.	Fellow subsidiary
Dong Fang International Investment Co., Ltd.	Fellow subsidiary
China Shipping Regional Holdings PTE Ltd.	Fellow subsidiary
China Shipping Agency (Australia) Co., Ltd.	Fellow subsidiary
China Shipping Agency (Japan) Co., Ltd.	Fellow subsidiary
China Shipping Agency (Korea) Co., Ltd.	Fellow subsidiary
China Shipping (Europe) Holding GmbH	Fellow subsidiary
China Shipping Suppliers Co., Ltd.	Fellow subsidiary
West Basin Container Terminals Co., Ltd.	Related company
Universal Shipping Co. Ltd.	Fellow subsidiary
China Shipping (Hongkong) Holding Co., Ltd.	Fellow subsidiary
China Shipping (North America) Holding Co., Ltd.	Fellow subsidiary

Other than those disclosed in Notes 5, 13, 14, 18(ii), 20, 22, the Group had the following transactions and balances with related parties, which in the opinion of the Directors, were carried out on normal commercial terms in the ordinary course of the Group's business.

(b) **Transactions with related parties**

During the Relevant Periods, the Group had the following significant transaction with related parties:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Revenue:			
Bareboat charter services	8,950	—	—
Information technology services	9,957	15,291	10,380
Lease of containers	11,054	2,210	2,790
Liner services	568,000	1,036,077	1,306,542
Expense:			
Interests	24,215	88,122	80,137
Agency management services	5,701	7,847	464
Interest element of finance lease obligations in connection with lease of containers	220,779	236,755	258,767
Lease of chassis	8,636	11,494	15,922
Lease of properties	7,160	7,204	12,337
Cargo and liner agency services	389,021	516,248	291,979
Container management services	232,671	256,213	507,108
Time charter services	42,476	173,517	331,704
Bareboat charter services	95,862	82,094	74,894
Ship repair services	56,948	30,702	29,061
Supply of fresh water, vessel fuel, lubricants, spare parts and other materials	143,409	244,141	252,127
Depot services	27,638	22,397	21,092
Information technology services	14,242	15,553	22,670
Provision of motor vehicles	475	281	433
Provision of crew members	72,689	60,941	59,860
Loading and unloading services	29,266	30,818	579,492
Sub-route services	110,965	130,607	38,796
Ground container transport costs	296	376	36,180

In the opinions of Directors, the above transactions with related parties were conducted in the ordinary course of business at normal commercial terms.

The directors confirm that each of the above transaction will be continued after listing of the Company's shares on the Main Board. The Company has entered into various agreements with the respective related parties to continue the above transactions in the future.

(c) **Balances with related parties**

	As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Balances with fellow subsidiaries			
Trade receivables *(note (i))*	1,053,909	1,418,004	1,164,643
Trade payables *(note (i))*	(427,856)	(310,804)	(200,591)
Finance lease obligations *(note (ii))*	(1,370,260)	(1,511,924)	(1,854,160)
	(744,207)	(404,724)	(890,108)

	As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Amount due to ultimate holding company *(note (iii))*			
Loan from ultimate holding company	(980,000)	(1,635,000)	(74,534)
Other liabilities due to ultimate holding company	(280,633)	(381,849)	(2,925)
	(1,260,633)	(2,016,849)	(77,459)

(i) These balances arose from the ordinary course of the Group's business and are unsecured, interest free and settle in accordance with the normal industry practice.

(ii) The Group has entered into finance lease arrangements to lease containers from its fellow subsidiaries. These balances carries interest at rates agreed between both parties and repayment in accordance with the relevant lease agreement.

(iii) The loan from the ultimate holding company is unsecured, carry interest at 3.50% (2002: 5.04% to 5.49%; 2001: 5.27% to 5.94%) per annum and is fully repayable within one year from the date of advance.

Other liabilities represent advances from the ultimate holding company for working capital purpose. This balance is unsecured and interest free.

The Directors confirm that these balances will be fully settled prior to listing of the Company's shares on the Main Board.

29 PARTICULARS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) **Subsidiaries**

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries:

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
Established and operate in the PRC						
China Shipping Container Lines Dalian Co., Ltd.	5th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Guangzhou Co., Ltd.	26th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Hainan Company Limited*	14th January, 2003	Limited liability company	RMB10,000,000	40%	—	Cargo and liner agency
China Shipping Container Lines Qingdao Company Limited	13th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Shanghai Co., Ltd.	13th January, 2003	Limited liability company	RMB15,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Shenzhen Co., Ltd.	15th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Tianjin Company Limited	3rd January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Xiamen Co., Ltd.	6th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest Directly held	Indirectly held	Principal activities
China Shipping Container Lines (Yangpu) Co., Ltd.	5th December, 2002	Limited liability company	RMB38,000,000	90%	4%	Domestic containers shipping cargo sales, slot booking, container transportation centre, transhipment, depot construction, repair leasing, sale and purchasing containers, leasing, sales and purchase of vessels and container related business
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd.*	13th December, 2001	Limited liability company	RMB6,000,000	40%	—	Transportation, placement and storage of containers, refrigeration, warehousing and storage business, the examination and repair of containers and chassis, leasing, import and export, and supply of equipment and external technology consulting, the importations of generators used for refrigerated containers

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest Directly held	Indirectly held	Principal activities
Shanghai Puhai Shipping Lines Co., Ltd.*	19th November, 1992	Limited liability company	RMB11,800,000	50%	—	International container shipping, transportation of goods (including containers) between ports along with the mainland domestic coast and Chang Jiang (Yangtze) River, construction, repair, leasing and sales of containers, vessel leases and sales, crew labour services and training and other shipping services, cargo agency for water transportation and shipping agency services
China Shipping Container Lines (Fuzhou) Co., Ltd.	20th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Haikou) Co., Ltd.*	5th November, 2003	Limited liability company	RMB3,000,000	—	36%	Cargo and liner agency
China Shipping Container Lines (Jiangsu) Co., Ltd.	19th September, 2003	Limited liability company	RMB6,500,000	45%	49.5%	Transportation
China Shipping Container Lines Lianyungang Co., Ltd.	12th March, 2003	Limited liability company	RMB5,000,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Qinhuangdao) Co., Ltd.	6th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Rizhao) Co., Ltd.	18th July, 2003	Limited liability company	RMB500,000	—	90.1%	Cargo and liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest Directly held	Indirectly held	Principal activities
China Shipping Container Lines (Zhejiang) Co., Ltd.	18th June, 2003	Limited liability company	RMB7,000,000	45%	49.5%	Cargo and liner agency
Dandong China Shipping Container Lines Co., Ltd.	18th April, 2003	Limited liability company	RMB500,000	—	90.01%	Cargo and liner agency
Dongguan China Shipping Co., Ltd.	14th May, 2004	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Fangchenggang China Shipping Container Lines Co., Ltd.	6th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jiangmen China Shipping Container Lines Co., Ltd.	21st August, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jinzhou China Shipping Container Lines Co., Ltd.	18th March, 2003	Limited liability company	RMB500,000	—	90.1%	Cargo and liner agency
Quanzhou China Shipping Container Lines Co., Ltd.	2nd September, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Shantou China Shipping Container Lines Co., Ltd.	18th April, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Yingkou China Shipping Container Lines Co., Ltd.	9th January, 2003	Limited liability company	RMB1,000,000	10%	81%	Cargo and liner agency
Zhanjiang China Shipping Container Lines Co., Ltd.	23rd May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Zhongshan China Shipping Container Lines Co., Ltd.	15th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Incorporated and operate in Hong Kong						
China Shipping Container Lines (Hong Kong) Co., Ltd.	3rd July, 2002	Limited liability company	HK$ 1,000,000	100%	—	Liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest *Directly held*	Attributable equity interest *Indirectly held*	Principal activities
Incorporated in the British Virgin Islands and operate in Hong Kong						
China Shipping Container Lines (Asia) Co., Ltd.	28th October, 2002	Limited liability company	US$50,000	100%	—	Sale, purchase and lease of vessels
Intercontinental Computer Co., Ltd.	8th April, 2003	Limited liability company	US$50,000	—	100%	Development of information technology systems and provision of information technology services
Yangshan A Shipping Company Limited	23rd December, 2003	Limited liability company	US$50,000	—	100%	Owning of vessel
Yangshan B Shipping Company Limited	23rd December, 2003	Limited liability company	US$50,000	—	100%	Owning of vessel
Incorporated in the Republic of Cyprus and operate in Hong Kong						
Arisa Navigation Company Limited	18th June, 2002	Limited liability company	CYP1,000	100%	—	Owning of vessel

* *According to respective Memorandum and Articles of Association, the Company has the power to appoint more than half of the total number of directors of these companies. These companies are therefore accounted for as subsidiaries.*

(b) **Associated company**

As of 31st December, 2003, the Group had direct equity interests in the following associated company:

Name	Date of establishment	Type of legal entity	Place of operation	Registered capital	Attributable equity interest	Principal activities
Established in the PRC						
Shanghai HaiXin YuanCang Containers Storage and Transportation Co., Ltd.	18th May, 1995	Limited liability company	PRC	US$11,600,000	40%	Cargo and liner agency

All subsidiaries and associated company are private companies, or if incorporated or established outside Hong Kong, have substantially the same characteristics as a Hong Kong incorporated private company.

30 SUBSEQUENT EVENTS

(i) Pursuant to the Reorganisation, the Company was transformed into a joint stock limited company on 3rd March, 2004 by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each.

(ii) On 10th May, 2004, the Company, China Shipping Logistics Co., Ltd., China Shipping Agency 中海船務代理有限公司, China Shipping Industry Co., Ltd. and Shanghai Puhai Shipping Lines Co., Ltd. ("Shanghai Puhai") entered into an agreement under which, conditional upon listing of the Company on the Main Board being obtained, the Company has agreed to inject an additional RMB500,000,000 capital and the remaining companies have agreed to inject additional amounts in aggregate of RMB50,300,000 capital into Shanghai Puhai. Upon completion of capital injection, the Company's equity interest in Shanghai Puhai will increase to approximately 90%.

(iii) Subsequent to 31st December, 2003, the directors of the Company resolved to distribute the statutory net profit of the Company for the period from 1st November, 2003 to 2nd March, 2004 to China Shipping (Group) Company. The directors of the Company estimate that this distribution will be amounted to approximately RMB511,964,000.

(iv) Subsequent to 31st December, 2003, the Group acquired certain properties for office premise and investment purposes.

(v) On 6th April, 2004, two subsidiaries of the Group have entered into a loan agreement with a consortium of lenders for long-term loan facilities totalling US$105 million for construction of two container vessels. These loan facilities are secured against the relevant container vessels and the shares of these subsidiaries. Pursuant to the loan agreement, the charterhire receivables of these vessels are assigned to the lenders and the charterhire receivables are required to be deposited in special accounts charged in favour of the lenders. As at the date of this report, the Group has drawn down US$88.22 million.

In April 2004, another subsidiary of the Group also entered into a loan agreement with a bank for a secured short-term loan of US$125 million, which is secured against deposits given by China Shipping (Group) Company. On 30th April, 2004, the Group drew down the full amount of this secured short-term loan facility. The Group will apply part of the net proceeds from the listing to fully repay this secured short-term loan and the pledged deposits given by China Shipping (Group) Company will be released accordingly.

31 ULTIMATE HOLDING COMPANY

The Directors regard China Shipping (Group) Company, a state-owned enterprise established in the PRC as being the ultimate holding company of the Group.

III SUBSEQUENT ACCOUNTS

No audited accounts have been prepared by the Company or any of the companies now comprising the Group in respect of any period subsequent to 31st December, 2003. In addition, no dividend has been declared, made or paid by the Company or any of the companies now comprising the Group in respect of any period subsequent to 31st December, 2003.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

2．主な資産・負債及び収支の内容

上記「1．財務書類」の会計士報告書に含まれているⅠ連結財務書類およびⅡ連結財務書類に対する注記を参照のこと。

3．その他

(1)　決算日後の状況

上記「1．財務書類」の会計士報告書に含まれているⅡ連結財務書類に対する注記「30．後発事象」を参照のこと。

重大な悪化の不存在

取締役は、2003年12月31日（当グループの直近の財務書類の作成日）以降、当グループの財政状態または営業状況あるいは見通しに重大な悪化は生じていないことを確認している。

(2)　訴訟

法的手続き

当グループは随時、その事業に付随した訴訟に関わる。当グループは、特に運送関連の請求（財貨の損害や紛失または引渡し遅延や船舶衝突など）に関係する訴訟を受けることがある。自らが保有する業種別保険と請求対応手順は、そうした請求に対し自己防衛するのに十分であると当社取締役は考えている。訴訟、手続きまたは調査は不確定要素を抱えているものの、係争中のもしくは起こされる恐れのある手続き、訴訟または請求あるいはこれらを組み合わせたすべての結果は、当グループの事業、財政状態および経営成績に重大な悪影響を及ぼさないと当社取締役は考えている。2004年3月31日現在、当グループに対して提起され係争中であるすべての訴訟上の請求に対する当グループの潜在的な責任総額は、2003年12月31日現在の当グループの純資産の3％（約110人民元）を下回ることを当社は確認している。同日現在、当グループに対して提起され係争中であるいずれの単一の訴訟上の請求も、当グループに2003年12月31日現在の当グループの純資産の0.1％未満の金額である2百万人民元を超える潜在的な責任を負わせるものではないことを当社は確認している。いずれにしても、当社取締役はまた、これらの請求から生じる潜在的な金銭的損害賠償はいずれも当グループの保険契約で付保されており、またはこれから支払われることになっており、従って、当グループの財政状態および経営成績に重要な悪影響を及ぼすものではないことを確認している。

2003年、当社は、米国海事法に違反したとの申立てに関して、FMC（米国においてサービスを行う輸送業者の競争環境を監督する米国の独立規制委員会）と185万米ドルを支払うことで和解した。当社が、契約当事者ではない輸送業者に違法にサービス契約を利用させて料金サービス契約に規定される適用料金・手数料未満で輸送サービスを提供し、商品

の虚偽分類を行い、最少引受量約定および約定損害賠償金に関するサービス契約規定を実行しなかったとして、米国海運業法第10条(b)(1)に違反したと主張された。さらに、当社が、公表した料金に従わずに輸送サービスを提供したとして米国海運業法第10条(b)(2)(A)に違反し、また米国海運業法により要求される料率、免許または保証を有さない海運仲介業者とサービス契約を締結し、かかる仲介業者に輸送サービスを提供したとして米国海運業法第10条(b)(11)および同法第10条(b)(12)に違反したと主張された。当社取締役は、当グループが業績判定期間中に運賃・手数料を公表・使用することを中止するようFMCに命令されなかったと考えている。

当グループは、関連海運規制の将来の違反を最小限に抑えるために、様々な措置（米国など様々な法域の海運規制により精通するための社員研修を含む。）を講じている。当社取締役は、当グループの関係従業員が定期的な研修期間の設定、経営幹部への説明および情報更新の回状の回覧により関連海運規制に精通するようにするつもりである。適切な慣行からの重大な逸脱を回避し、速やかに発見するようにするために、当グループは、上海市にカスタマー・サービス・センターを設置し、また米国ヒューストンにあるチャイナ・シッピング・グループのドキュメンテーション・センター（ここでは、当グループが24時間ベースで船積み書類をモニターし、誤った書類を速やかにチェックし是正することができる。）からサービスを受けている。

4．香港と日本における会計原則および会計慣行の主要な相違

添付の会計士報告書に含まれている当財務情報は、香港で一般に公正妥当と認められる会計原則および会計慣行（以下「会計原則」という。）に準拠しており、日本において一般に公正妥当と認められる会計原則に従って作成されたものとは異なる。主な相違点は以下の通りである。

合併会計

香港においては、共通支配下における企業結合に関する会計処理は、会計実務基準書第27号「グループ再編成に関する会計」が指針となる。会計実務基準書第27号によると、企業結合日が直近の貸借対照表日以前であることを前提に、開示対象事業年度の期首から企業結合がなされていたと仮定して連結財務書類を作成する。

日本においては、企業結合に関して2003年10月に「企業結合に係る会計基準の設定に関する意見書」が公表されたが、適用は2006年4月1日以後開始する事業年度からである。現時点においては会計実務として、被合併会社の貸借対照表は基準日の帳簿価額で作成され、合併前の前事業年度に係わる財務書類が遡及して修正されることはない。また、商法の要請により、存続会社へ引き継がれる資産・負債の純額は合併時の時価を超過することはできない。この場合、引き継がれる正味資産・負債の帳簿価格がそれらの公正市場価格を超過する場合、資産・負債と公正市場価格との差額は資本準備金に計上される。被合併会社の損益は、合併期日以降についてのみ認識される。

貸借対照表上の表示

香港においては、貸借対照表における表示は、通常、固定資産、流動資産／負債、資本の部、及び固定負債の順番とされている。

日本においては、原則として、流動資産、固定資産、資産合計、流動負債、固定負債、負債合計、資本の部の順番で表示される。

収益の認識基準

香港においては、定期船および船舶傭船による収益は、航海日割基準、つまり、個々の航海単位での遂行度に基づいて、計上することとされている。

日本においては、売上高は積切（出帆）基準（貨物の船積完了または出帆という事実をもって収益を認識する方法）、航海完了基準（航海が完了したという事実をもって収益を認識する方法）、航海日割基準（航海の遂行度、すなわち経過した日数分の収益を認識する方法）のいずれかによって計上される。

棚卸資産

香港においては、棚卸資産の評価基準は低価法（取得原価か正味実現可能価額のいずれか低い方）

のみで取得原価法は認められていない。評価方法は先入先出法と加重平均法のみ認められている。正味実現可能価額は、通常の営業過程における見積売価から完成にかかる見積コストおよび販売のために必要な見積コストを控除した金額である。

日本においては、棚卸資産の評価基準は取得原価法によるが、低価法の採用も認められている。評価方法は個別法、先入先出法、後入先出法、平均原価法等による。

有価証券

香港においては、資産の保全目的のため、または子会社、関連会社またはジョイント・ベンチャーに対する投資としての債券および持分証券以外は、上場または非上場の債券および株式は満期保有有価証券、投資有価証券、その他有価証券のいずれかに分類される。

満期保有有価証券は償却原価から減損を加味した金額で計上される。全体の10%といった割合の満期保有有価証券が満期前に売却された場合には、全ての満期保有有価証券の分類を修正しなければならない。

長期の継続保有を予定している債券および株式は投資有価証券に分類され、償却原価から一時的ではないと予測される価値の低下を加味した金額または公正価値のいずれかで計上される。

満期保有有価証券あるいは投資有価証券以外の有価証券はその他投資有価証券として分類され、貸借対照表上公正価値で計上される。その他投資有価証券の未実現損益は損益計算書に計上される。

日本においては、保有目的に応じて有価証券を以下のカテゴリーに分類している。

売買目的有価証券：

短期的な時価の変動により利益を得ることを目的として保有する有価証券であり、時価評価され、実現損益および未実現損益は損益計上される。

満期保有目的債券：

満期保有目的債券は、取得価額と額面金額の差額を金利の調整として取り扱う償却原価法に基づく価額により計上される。満期保有目的債券は、満期日に額面金額での償還が予定されていなければならない。また、保有者は、満期まで保有する意思および能力を有していなければならない。満期保有の意思を明確することが要求される。満期保有目的債券の保有目的の変更は極めて例外的に認められるものであり、基準を満たさない保有目的の変更が行われると、全ての債券を満期保有目的に区分することができなくなる。

その他有価証券：

売買目的有価証券、満期保有目的の債券、子会社関連会社株式に分類されなかった有価証券はその他有価証券に分類される。その他有価証券は時価により計上され、未実現損益は、税効果考慮後

の金額が資本の部に計上されるか、または、未実現損失は損益計算書に、未実現利益は税効果考慮後の金額が資本の部に計上される。その他有価証券の時価評価は一般的に 2001 年 4 月以後開始する事業年度から行われており、その他有価証券は 2001 年 3 月 31 日に終了する事業年度までは、原価法または低価法のいずれかで計上されている。この場合、含み損益を注記により開示しなければならない。

有価証券の市場価値が著しく下落している場合に、回復する見込みがあると認められた場合を除き、減損処理を行わなければならない。日本においては、一般的に、市場価格が 50%以上を下落していれば、回復する見込みがないかぎり減損処理が行われ、50%未満 30%以上の下落であれば、著しい下落と判断し、時価の下落が一時的なものかどうかにより減損の要否が判断される。

固定資産の減損

香港においては、資産の減損の兆候が見られる場合は、帳簿価額を回収可能額にまで減額しなければならない。回収可能額は、正味販売価格と資産から生じる税引前将来キャッシュフローの現在価値のいずれか高い価額とされる。減損処理は、資産が再評価されていない場合、対象資産の帳簿価額を回収可能額まで減額し、差額は費用計上されることになる。また再評価されている場合は、評価益相当額を限度として評価益と相殺する処理を行う。

減損処理した後に回収可能額が回復した場合には、減損を取り消す処理を行うが、減損前の金額に減価償却による減少を加味した金額に修正される。

日本では、長期性資産の減損会計について、2002 年 8 月に「固定資産の減損に係る会計基準の設定に関する意見書」が公表されたが、適用は 2005 年 4 月 1 日以後開始する事業年度（早期適用は 2004 年 3 月 31 日に終了する事業年度から可能）からである。当該意見書と香港の会計基準に重要な相違はなく、適用時期が異なっているのみである。

建設中の固定資産に関連する借入金に係る利息の取得原価算入

香港においては、使用もしくは売却できるようになるまでに相当程度の期間を要する固定資産の取得、建設または製造に直接関連する借入金に係る利息は、当該資産の取得原価の一部として資産計上する。

日本においては、建設期間中の固定資産に関連する借入金に係る利息は、原則として期間費用処理される。

リース

香港においては、リース契約は、契約の本質が金融取引であり、かつ借手が資産の所有権に係る全てのリスクを実質的に負担し全ての経済的利益を実質的に享受する場合は、ファイナンス・リース取引に分類される。他の全てのリース契約は、オペレーティング・リース取引に分類される。

日本においては、所有権が移転されるファイナンス・リース契約を除いて、賃貸借処理を行うのが一般的である。

外貨換算

香港においては、子会社および関連会社の外貨建の貸借対照表は貸借対照表日の為替レートで、損益項目は期中平均レートで換算される。換算差額は資本の部の剰余金として計上される。

日本においては、在外事業体の貸借対照表は、取得時レートで換算される資本項目を除き、各々の貸借対照表日の為替レートで円換算される。収益および費用は、期中平均レートまたは貸借対照表日の為替レートで円換算される。貸借の不一致は、為替換算調整勘定として計上され、資本の部に計上されている。

キャッシュ・フロー計算書

香港においては、キャッシュ・フロー計算書は、営業活動、投資活動、財務活動に分けて表示される。

日本においては、キャッシュ・フロー計算書は営業活動、投資活動および財務活動に分けて表示される。研究開発、税金等は営業活動に含まれる。エクイティ・ファイナンスは財務活動に含まれる。利息および配当金については、受取利息、受取配当金および支払利息を営業活動に含め、支払配当金を財務活動に含める方法と、受取利息および受取配当金を投資活動に含め、支払利息および支払配当金を財務活動に含める方法がある。

金融商品の時価情報

香港においては、上場有価証券を除いては、金融商品の公正価値の開示は要求されていない。

日本においては、公正価値を合理的に見積もることができる金融商品（有効なヘッジに係る金融商品を除く）については、貸借対照表に計上されているか否かにかかわらず公正価値を開示することが要求されている。

有給休暇引当金

香港においては、従業員の期末日における未消化の有給休暇について、次年度の消化を見込んで有給休暇引当金を計上する。

日本においてはこのような引当金の計上は要求されていない。

剰余金

香港においては、中国企業の利益処分にて決議された、法定公益金は、剰余金の一部として処理する。

日本においては、従業員に対する厚生関連項目は、全てその期間の費用として処理される。

第７　外国為替相場の推移

	決算年月	1999年	2000年	2001年	2002年	2003年
最近５年間の事業年度別為替相場の推移	最高	15.03	13.81	16.00	16.30	14.65
	最低	12.24	12.32	13.77	14.00	12.94
	平均	13.71	13.01	14.69	15.10	13.99
	期末	12.36	13.81	15.87	14.49	12.94

	月別	2003年10月	2003年11月	2003年12月	2004年1月	2004年2月	2004年3月
最近６箇月間の月別為替相場の推移	最高	13.07	13.32	13.24	12.99	13.16	13.54
	最低	13.41	13.06	12.94	12.81	12.74	12.76
	平均	13.21	13.20	13.04	12.89	12.85	13.15

最近日の為替相場	13.71円（2004年５月20日）

単位：１人民元の円相当額（円／人民元）。

出典：中国の外為管理局が公表している人民元／100円のデータを基に、円／人民元ベースに換算したものである。なお、本書の提出日現在、2004年４月分の当該為替データが外為管理局より公表されていないため、2004年３月までの６ヵ月分を掲載した。

第８　本邦における提出会社の株式事務等の概要

以下は、Ｈ株式に関する株式事務、権利行使の方法および関連事項の概要である。

１．本邦における株式事務等の概要

(1)　株式の名義書換取扱場所および名義書換代理人

日本においては、Ｈ株式の名義書換取扱場所または名義書換代理人は存在しない。

Ｈ株式の取得者（以下「実質株主」という。）は、その取得窓口となった証券会社（以下「窓口証券会社」という。）との間に外国証券取引口座約款（以下「約款」という。）を締結する必要があり、当該約款により、実質株主の名義で外国証券取引口座（以下「取引口座」という。）が開設される。売買取引の実行、売買代金の決済、証券の保管およびＨ株式に関するその他の取引に関する事項はすべてこの取引口座を通じて処理される。ただし、機関投資家で窓口証券会社にＨ株式の保管の委託をしない場合は、約款に代えて外国証券取引約諾書を窓口証券会社と締結する必要がある。この場合、取引の実行、売買代金の決済およびＨ株式の取引に関するその他の支払についての各事項はすべて当該契約の各条項に従い処理される。

(2)　株主に対する特典

なし

(3)　株式の譲渡制限

Ｈ株式に譲渡制限はない。

(4)　その他株式事務に関する事項

(a)　株券の保管

取引口座を通じて保有されるＨ株式は、窓口証券会社を代理する香港における保管機関（以下「現地保管機関」という。）またはその名義人の名義で登録され、現地保管機関により保管される。

(b)　配当等基準日

当社から配当等を受取る権利を有する実質株主は、当社の取締役会が配当支払等のために定めた基準日現在、Ｈ株式を実質的に所有する者である。

(c)　事業年度の終了

毎年12月31日

(d)　公告

日本においてはＨ株式に関する公告を行わない。

(e)　実質株主に対する株式事務に関する手数料

実質株主は、窓口証券会社の定めるところにより、約款に規定された手続きおよび行為のための手数料および費用として、取引口座を維持するための管理料を支払う。さらに、実質株主は、約款に規定されたその他の費用を支払う可能性もある。

２．日本における実質株主の権利行使方法

(1) 実質株主の議決権の行使に関する手続

議決権の行使は、実質株主が窓口証券会社を通じて行う指示に基づき、現地保管機関またはその名義人が行う。ただし、実質株主が指示をしない場合、現地保管機関またはその名義人は実質株主のために保有されているＨ株式について議決権を行使しない。

(2) 配当請求に関する手続

(a) 現金配当の交付手続

約款に従い、現金配当は、窓口証券会社が現地保管機関またはその名義人から一括受領し、取引口座を通じて実質株主に交付する。

(b) 株式配当等の交付手続

株式分割により割当てられたH株式は、現地保管機関またはその名義人の名義で登録され、窓口証券会社はかかるH株式を取扱口座を通じて処理する。ただし、実質株主から別段の要請がない限り、売買数が香港における売買単位未満の端数のH株式については、窓口証券会社を代理する現地保管機関により香港で売却され、その純手取金は、窓口証券会社が現地保管機関またはその名義人から一括受領し、取引口座を通じて実質株主に支払う。

株式配当により割当てられたH株式は、実質株主から別段の要請がない限り、窓口証券会社を代理する現地保管機関により香港で売却され、その純手取金は、窓口証券会社が現地保管機関またはその名義人から一括受領し、取引口座を通じて実質株主に支払う。

(3) 株式の譲渡に関する手続

実質株主がその持ち株の売却注文をなす際の実質株主と窓口証券会社との間の決済は円貨または窓口証券会社が応じうる範囲内の外貨による。窓口証券会社は、国内店頭取引についてのH株式の決済を口座の振替によって行い、H株式の取引の結果として現地保管機関のH株式数残高に増減が生じた場合には、H株式の名義書換の手続に従って香港の登録機関において関係H株式の譲渡手続がとられる。

(4) 新株引受権

H株式について新株引受権が与えられる場合には、新株引受権は、通常、窓口証券会社を代理する現地保管機関により香港で売却され、その純手取金は、窓口証券会社が現地保管機関またはその名義人から一括受領し、取引口座を通じて実質株主に支払う。

(5) 本邦における配当等に関する課税上の取扱い

本邦における課税上の取扱いの概要は以下のとおりである。

(a) 配当

日本において実質株主に対して支払われる配当金は日本の税法上の配当所得となる。H株式が「上場株式等」(租税特別措置法(昭和32年法律第26号、その後の改正を含む。)に定義される。)である限り、H株式について日本の居住者たる個人または日本の法人が日本における支払の取扱者を通じて交付を受ける配当金については、外国において当該配当の支払の際に徴収された源泉徴収税がある場合にはこの額を外国における当該配当の支払額から控除した後の金額に対して、平成15年4月1日から平成20年12月31日までは10%(ただし、平成15年4月1日から同年12月31日までは国税10%、平成16年1月1日から平成20年3月31日までは国税7%、地方税3%)および平成20年4月1日以降は20%(国税15%、地方税5%)の税率で日本の所得税が課され、これは日本における支払の際に源泉徴収される。原則として、日本の居住者たる個人である実質株主(当社の発行済株式総数の5%以上を有する個人株主を除く。)の場合には、H株式が「上場株式等」である限り、2003年4月1日以降に支払を受ける当該配当については日本では確定申告をしないことを選択することができるので、その場合には上記の源泉徴収のみで当該配当にかかる日本における課税関係は終了する。ただし、確定申告をしないことを選択する場合には、外国税額控除の目的上、当該配当の支払の際に徴収された外国の源泉徴収税額は存在しないものとみなされる。日本の法人である実質株主の場合には、H株式について支払を受けた配当は法人税法上益金として課税されるが、上記に述べた日本における支払の取扱者から交付を受ける際に源泉徴収された税額については適用ある法令に従って所得税額の控除を受けることができる。

(b) 売買損益

H株式の日本における売買に基づく損益についての課税は、内国会社の株式の売買損益課税と同様である。ただし、H株式は租税特別措置法第37条の10第２項の適用対象となる国内の証券取引所に上場される株式には該当しないので、日本の居住者たる個人がH株式の譲渡により得た譲渡所得等については、同条同項に定める新規公開株式にかかる譲渡所得等の特例の適用はない。

(c) 相続税

H株式を相続しまたは遺贈を受けた日本の実質株主には、日本の相続税法に基づき相続税が課せられるが、外国税額控除が認められる場合がある。

(6) 実質株主に対する諸通知

当社が登録株主に対して行う通知および通信は、現地保管機関またはその名義人に対してなされる。現地保管機関はこれを窓口証券会社に送付する義務があり、窓口証券会社はこれをさらに各実質株主に送付する義務がある。実費は実質株主に請求される。ただし、実質株主がその送付を希望しない場合または当該通知もしくは通信の性格上重要性が乏しい場合には、送付することなく窓口証券会社の店頭に備え付け、実質株主の閲覧に供される。

第９　提出会社の参考情報

該当事項なし。

第三部　提出会社の保証会社等の情報

第１　保証会社情報

該当事項なし。

第２　保証会社以外の会社の情報

該当事項なし。

第３　指数等の情報

該当事項なし。

第四部　特別情報

第１　最近の財務書類

当社は、2004 年３月３日に株式会社として設立された。「第二部－第６　経理の状況」において当社の財務書類として掲載されている財務書類は、本件上場および香港オファリングの目的のために、当社の前身（中国会社法上の閉鎖会社組織の有限会社）の中国 GAAP 財務書類を基礎として適切な調整を加えて、香港で一般に公正妥当と認められた会計原則（以下「香港 GAAP」という。）に準拠して作成されている。しかし、当社の前身の 2000 年度以前の財務書類は、上述の目的上、上場規則および香港の法令に従って作成する必要がないため香港 GAAP に準拠して作成されていない。

第２　有価証券の様式

（表面）

[ロゴ]

チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド*

中海集装箱運輸股份有限公司

(中華人民共和国において株式会社として設立)

Ｈ株券

当社は、2004年３月３日付で中華人民共和国において設立された。

当社の登録株式資本は、１株当たり額面金額1.00人民元の国内株式（以下「国内株式」という。）および１株当たり額面金額1.00人民元の外国株式（以下「Ｈ株式」という。）に分割され、国内株式およびＨ株式は各々、当社株主総会において同等の議決権を有する。ただし、国内株式所有者のみに付与された権利を変更または廃棄する場合、あるいは場合によってはＨ株式所有者のみに付与された権利を変更または廃棄する場合を除く。

本証書は下名の者が、当社定款（以下「定款」という。）および下記の条件に従い、下記に詳述されるとおり、当社資本の全額払込済Ｈ株式の所有者として登録されていることを証する。

コード：＿＿＿＿＿＿＿＿

Ｈ株式数：＿＿＿＿＿＿＿＿

上記日付で当社のセキュリティーズシールを付した。

[　署名　]

＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

取締役会会長

本Ｈ株券を添付しない場合には、上記のＨ株式譲渡は登録することができない。

また、その他定款の条項に従うものとする。

当社登記上の住所：中華人民共和国上海市浦東新区福山路450号27階Ａ乃至Ｄ室

当社香港Ｈ株式登録者：コンピュータシェア・ホンコン・インベスター・サービシズ・リミテッド

1712号室～1716号室　香港ワンチャイ、クイーンズ・ロード・イースト183、ホープウェル・センター17階

条件

当社株式を取得することにより、上記H株式所有者は、

(I) 当社および当社のその他の各株主と以下に合意し、また当社はかかる登録株主およびその他の各株主と以下に合意する。すなわち、随時改正、補足またはその他修正が行われる中国会社法、随時改正、補足またはその他修正が行われる株式会社による株式の海外募集および上場に関する中国国務院特別規定、ならびに随時改正される会社定款を遵守またはそれらに準拠すること。

(II) 当社、その他の各株主、取締役、監査役、管理職および役員と以下に合意し、また、自己のためまたその他の各取締役、監査役、管理職および役員を代理する当社はかかる登録株主および当社のその他の各株主と以下に合意する。すなわち当社の定款から生じるすべての紛争および請求、ならびに中国会社法または会社事項に関するその他関連法および行政規則により付与される権利もしくは課される義務を当社定款に従い仲裁に付すこと、ならびに仲裁への付託は仲裁裁判所に審理の開催および裁定付与の権限を与えたとみなされ、かかる仲裁は最終かつ確定的であること。

(III) 当社および当社のその他の各株主とH株式はその株主により自由に譲渡できることに合意する。

(VI) 当社に、各株主を代理し、当社の各取締役、監査役および役員との間に、かかる各取締役、監査役および役員が当社定款に記載の株主に対する義務を遵守し、それに従うよう約束する契約締結の権限を与える。

* 識別のためのみ掲載

(裏面)

譲渡書

チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド

中海集装箱運輸股份有限公司

売主の株式仲介人	買主の株式仲介人		
1	2	売主の株式仲介人	買主の株式仲介人
3	4	11	12
5	6	13	14
7	8	15	16
9	10	17	18

右に記載された対価によって、裏面の「譲渡人」欄に記載された「登録株式所有者」はいくつかの条件に従い、現在「譲渡人」が所有する本株券に表示されたH株式を下記「譲受人」に譲渡し、譲受人はここに上記の制約に従いH株式を受取り保有することに同意する。

対価：

譲受人

注：(a)姓、名、その他名称を含む完全な譲受人の氏名、(b)完全な住所（共同株主は1つを記入すればよい。）

氏名（英語）：

氏名（中国語）：

住所：[建物名・室号/道路名/区域・市・郵便番号/国名]

既存株主：　　有　/　無

職業：

電話番号：

配当指示（ある場合）：

銀行名

口座番号

支店名/住所

立会人

署名＿＿＿＿＿＿＿＿＿＿＿＿　　日付＿＿＿＿＿＿＿＿＿＿

住所＿＿＿＿＿＿＿＿＿＿＿＿

職業＿＿＿＿＿＿＿＿＿＿＿＿

譲渡人署名＿＿＿＿＿＿＿＿＿＿＿＿

立会人

署名＿＿＿＿＿＿＿＿＿＿＿＿

住所＿＿＿＿＿＿＿＿＿＿＿＿

職業＿＿＿＿＿＿＿＿＿＿＿＿　　譲受人署名＿＿＿＿＿＿＿＿＿＿＿＿

第３　保証会社及び連動子会社の最近の財務諸表又は財務書類

該当事項なし。

- H Share certificates for Public Offer Shares allotted to wholly or partially successful applicants using YELLOW application forms and through EIPO are expected to be deposited into CCASS for credit to their CCASS Investor Participants' stock accounts or their designated CCASS Participants' stock accounts at the close of business on Tuesday, 15th June, 2004 or, under contingent situations, on any other date as shall be determined by HKSCC or HKSCC Nominees.
- Refund cheques returnable to applicants applying for less than 500,000 Public Offer Shares or 500,000 Public Offer Shares or more who did not opt for personal collection using **YELLOW** application forms will be posted by ordinary post to those entitled at their own risk on Tuesday, 15th June, 2004. Refund cheques for applicants applying for 500,000 Public Offer Shares or more who opted for personal collection using **YELLOW** application forms but not collected will be posted by ordinary post to those entitled at their own risk as soon as practicable after the time specified for collection (i.e., 1:00 p.m. on Tuesday, 15th June, 2004).
- All refunds of the application monies for applications through EIPO will be credited to the designated bank accounts of the relevant CCASS Participants on Tuesday, 15th June, 2004.
- Dealings in the H Shares on the main board of the Stock Exchange are expected to commence at 9:30 a.m. on Wednesday, 16th June, 2004.

OFFER PRICE

The Offer Price has been fixed by agreement between BNP Paribas Peregrine and Morgan Stanley, on behalf of the Underwriters, the Company and the Selling Shareholder at HK$3.175 per Offer Share (plus brokerage fee of 1%, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and Stock Exchange trading fee of 0.005% on the Offer Price).

The net proceeds of the Share Offer (after deducting the relevant expenses and based on the final Offer Price of HK$3.175 per Offer Share and assuming that the Over-allotment Option is not exercised at all) are estimated to amount to about HK$6.7 billion.

APPLICATIONS RECEIVED AND ALLOCATION OF PUBLIC OFFER SHARES

The Directors are pleased to announce that at the close of the application lists at 12:00 noon on Wednesday, 9th June, 2004, a total of 41,787 valid applications have been received pursuant to the Public Offer on **WHITE** and **YELLOW** application forms and through electronic application instructions to HKSCC ("EIPO") for a total of 6,436,311,000 H Shares, equivalent to about 53.2 times of the total number of Public Offer Shares initially available for subscription under the Public Offer.

Of the valid applications received on **WHITE** and **YELLOW** application forms and through EIPO, a total of 40,924 applications in respect of a total of 1,968,411,000 H Shares were made for Public Offer Shares with an aggregate subscription amount (excluding 1% brokerage fee, 0.005% SFC transaction levy, 0.002% investor compensation levy and 0.005% Stock Exchange trading fee payable, based on the maximum Offer Price of HK$4.175 per Offer Share) of HK$5 million or less (equivalent to about 32.5 times of the total number of 60,500,000 Public Offer Shares initially available for allocation in pool A), and a total of 863 applications in respect of a total of 4,467,900,000 H Shares were made for Public Offer Shares with an aggregate subscription amount (excluding 1% brokerage fee, 0.005% SFC transaction levy, 0.002% investor compensation levy and 0.005% Stock Exchange trading fee payable, based on the maximum Offer Price of HK$4.175 per Offer Share) of more than HK$5 million (equivalent to about 73.8 times of the total number of 60,500,000 Public Offer Shares initially available for allocation in pool B).

Applications not based on the denominations set out in the application forms or otherwise not in accordance with the instructions set out therein have been rejected. No application for more than 100% of the H Shares initially being offered to the public for subscription under either pool A or pool B in the Public Offer (i.e., more than 60,500,000 H Shares) has been identified.

As a result of the significant over-subscription in the Public Offer, the clawback mechanism as specified in the section headed "Structure of the Share Offer" in the Prospectus has been applied. A total of 121,000,000 Placing Shares initially available for subscription under the Placing have been reallocated to the Public Offer. As a result of such reallocation, there are 242,000,000 H Shares available for subscription under the Public Offer, representing 10% of the total number of H Shares initially available under the Share Offer, whereas the total number of Placing Shares available for subscription under the Placing has been reduced to 2,178,000,000 H Shares, representing 90% of the total number of H Shares initially available under the Share Offer. The H Shares offered under the Public Offer will be conditionally allotted on the basis set out in the paragraph headed "Basis of allotment" below.

The Directors confirm that no Offer Shares have been allocated to applicants who are connected persons of the Company within the meaning of the Listing Rules. None of the Sponsor and the Underwriters has taken up any H Shares for its own benefit under the Share Offer.

BASIS OF ALLOTMENT

Valid applications made by the public on **WHITE** and **YELLOW** application forms and through EIPO will be conditionally allotted on the following basis:

Number of Public Offer Shares applied for	Number of applications received	Basis of allocation/ballot	Approximate percentage of allotment based on the total number of Public Offer Shares applied for (%)
Pool A:			
1,000	6,844	416 out of 1,711 to receive 1,000 Shares	24.31%
2,000	6,106	2,839 out of 6,106 to receive 1,000 Shares	23.25%
3,000	2,809	1,871 out of 2,809 to receive Shares 1,000	22.20%
4,000	1,944	1,649 out of 1,944 to receive 1,000 Shares	21.21%
5,000	3,070	1,000 Shares plus 31 out of 3,070 to receive additional 1,000 Shares	20.20%
6,000	1,290	1,000 Shares plus 98 out of 645 to receive additional 1,000 Shares	19.20%
7,000	557	1,000 Shares plus 153 out of 557 to receive additional 1,000 Shares	18.21%
8,000	838	1,000 Shares plus 315 out of 838 to receive additional 1,000 Shares	17.20%
9,000	481	1,000 Shares plus 220 out of 481 to receive additional 1,000 Shares	16.19%
10,000	5,768	1,000 Shares plus 2,999 out of 5,768 to receive additional 1,000 Shares	15.20%
20,000	2,568	2,000 Shares plus 719 out of 856 to receive additional 1,000 Shares	14.20%
30,000	1,354	3,000 Shares plus 1,219 out of 1,354 to receive additional 1,000 Shares	13.00%
40,000	563	4,000 Shares plus 450 out of 563 to receive additional 1,000 Shares	12.00%
50,000	1,043	5,000 Shares plus 522 out of 1,043 to receive additional 1,000 Shares	11.00%
60,000	313	6,000 Shares	10.00%
70,000	255	6,000 Shares plus 77 out of 255 to receive additional 1,000 Shares	9.00%
80,000	259	6,000 Shares plus 104 out of 259 to receive additional 1,000 Shares	8.00%
90,000	135	6,000 Shares plus 41 out of 135 to receive additional 1,000 Shares	7.00%
100,000	1,667	6,000 Shares plus 834 out of 1,667 to receive additional 1,000 Shares	6.50%
200,000	913	12,000 Shares	6.00%
300,000	623	16,000 Shares plus 312 out of 623 to receive additional 1,000 Shares	5.50%
400,000	222	20,000 Shares	5.00%
500,000	475	22,000 Shares plus 238 out of 475 to receive additional 1,000 Shares	4.50%
600,000	122	24,000 Shares	4.00%
700,000	91	24,000 Shares plus 46 out of 91 to receive additional 1,000 Shares	3.50%
800,000	84	24,000 Shares	3.00%
900,000	60	26,000 Shares plus 11 out of 20 to receive additional 1,000 Shares	2.95%
1,000,000	363	29,000 Shares plus 109 out of 363 to receive additional 1,000 Shares	2.93%
1,100,000	107	32,000 Shares plus 25 out of 107 to receive additional 1,000 Shares	2.93%
	40,924		
Pool B:			
1,200,000	51	34,000 Shares plus 44 out of 51 to receive additional 1,000 Shares	2.91%
1,300,000	18	37,000 Shares plus 13 out of 18 to receive additional 1,000 Shares	2.90%
1,400,000	25	40,000 Shares plus 13 out of 25 to receive additional 1,000 Shares	2.89%
1,500,000	37	43,000 Shares plus 13 out of 37 to receive additional 1,000 Shares	2.89%
1,600,000	13	46,000 Shares plus 1 out of 13 to receive additional 1,000 Shares	2.88%

Page 2

Number of Public Offer Shares applied for	Number of applications received	Basis of allocation/ballot	Approximate percentage of allotment based on the total number of Public Offer Shares applied for (%)
1,700,000	14	48,000 Shares plus 6 out of 7 to receive additional 1,000 Shares	2.87%
1,800,000	18	51,000 Shares plus 2 out of 3 to receive additional 1,000 Shares	2.87%
1,900,000	4	54,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	2.87%
2,000,000	142	57,000 Shares plus 14 out of 71 to receive additional 1,000 Shares	2.86%
2,200,000	21	62,000 Shares plus 17 out of 21 to receive additional 1,000 Shares	2.85%
2,400,000	36	68,000 Shares plus 7 out of 18 to receive additional 1,000 Shares	2.85%
2,600,000	28	73,000 Shares plus 27 out of 28 to receive additional 1,000 Shares	2.84%
2,800,000	14	79,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	2.84%
3,000,000	58	85,000 Shares plus 3 out of 58 to receive additional 1,000 Shares	2.84%
3,200,000	7	90,000 Shares plus 4 out of 7 to receive additional 1,000 Shares	2.83%
3,400,000	9	96,000 Shares	2.82%
3,600,000	7	101,000 Shares plus 4 out of 7 to receive additional 1,000 Shares	2.82%
3,800,000	9	107,000 Shares	2.82%
4,000,000	49	112,000 Shares plus 20 out of 49 to receive additional 1,000 Shares	2.81%
4,200,000	3	117,000 Shares plus 2 out of 3 to receive additional 1,000 Shares	2.80%
4,400,000	2	123,000 Shares	2.80%
4,600,000	10	128,000 Shares plus 3 out of 5 to receive additional 1,000 Shares	2.80%
4,800,000	26	133,000 Shares plus 12 out of 13 to receive additional 1,000 Shares	2.79%
5,000,000	50	139,000 Shares plus 13 out of 50 to receive additional 1,000 Shares	2.79%
5,200,000	4	144,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	2.78%
5,400,000	4	149,000 Shares plus 3 out of 4 to receive additional 1,000 Shares	2.77%
5,600,000	3	155,000 Shares	2.77%
5,800,000	4	160,000 Shares plus 1 out of 4 to receive additional 1,000 Shares	2.76%
6,000,000	21	165,000 Shares plus 13 out of 21 to receive additional 1,000 Shares	2.76%
6,200,000	2	171,000 Shares	2.76%
6,400,000	2	176,000 Shares	2.75%
6,600,000	2	181,000 Shares	2.74%
6,800,000	2	186,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	2.74%
7,000,000	12	191,000 Shares plus 5 out of 12 to receive additional 1,000 Shares	2.73%
7,200,000	3	196,000 Shares plus 2 out of 3 to receive additional 1,000 Shares	2.73%
7,400,000	1	202,000 Shares	2.73%
7,600,000	6	206,000 Shares plus 2 out of 3 to receive additional 1,000 Shares	2.72%
7,800,000	5	211,000 Shares plus 4 out of 5 to receive additional 1,000 Shares	2.72%
8,000,000	18	216,000 Shares plus 7 out of 9 to receive additional 1,000 Shares	2.71%
8,500,000	5	230,000 Shares	2.71%
9,000,000	10	243,000 Shares	2.70%
9,500,000	4	256,000 Shares	2.69%
10,000,000	22	269,000 Shares	2.69%
10,500,000	2	282,000 Shares	2.69%
11,000,000	3	294,000 Shares plus 2 out of 3 to receive additional 1,000 Shares	2.68%
11,500,000	2	307,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	2.67%
12,000,000	12	320,000 Shares plus 5 out of 12 to receive additional 1,000 Shares	2.67%
12,500,000	1	333,000 Shares	2.66%
13,000,000	2	346,000 Shares	2.66%
14,000,000	3	371,000 Shares plus 2 out of 3 to receive additional 1,000 Shares	2.65%
14,500,000	3	384,000 Shares plus 1 out of 3 to receive additional 1,000 Shares	2.65%
15,000,000	8	396,000 Shares plus 3 out of 4 to receive additional 1,000 Shares	2.65%
16,000,000	1	422,000 Shares	2.64%
16,500,000	2	435,000 Shares	2.64%
17,000,000	1	447,000 Shares	2.63%
18,000,000	1	473,000 Shares	2.63%
18,500,000	1	485,000 Shares	2.62%
20,000,000	3	523,000 Shares	2.62%
20,500,000	2	535,000 Shares	2.61%
21,000,000	1	547,000 Shares	2.60%
21,500,000	1	559,000 Shares	2.60%
22,500,000	1	584,000 Shares	2.60%
23,000,000	1	596,000 Shares	2.59%
23,500,000	3	607,000 Shares plus 1 out of 3 to receive additional 1,000 Shares	2.58%
24,000,000	1	619,000 Shares	2.58%
25,000,000	1	644,000 Shares	2.58%
25,500,000	2	655,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	2.57%
26,000,000	1	667,000 Shares	2.57%
27,000,000	2	691,000 Shares	2.56%
28,000,000	2	715,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	2.56%
28,500,000	1	727,000 Shares	2.55%
29,000,000	1	738,000 Shares	2.54%
29,500,000	1	749,000 Shares	2.54%
30,000,000	3	760,000 Shares plus 2 out of 3 to receive additional 1,000 Shares	2.54%

26,000,000	1	667,000 Shares	2.57%
27,000,000	2	691,000 Shares	2.56%
28,000,000	2	715,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	2.56%
28,500,000	1	727,000 Shares	2.55%
29,000,000	1	738,000 Shares	2.54%
29,500,000	1	749,000 Shares	2.54%
30,000,000	3	760,000 Shares plus 2 out of 3 to receive additional 1,000 Shares	2.54%
31,000,000	1	784,000 Shares	2.53%
33,500,000	1	846,000 Shares	2.53%
35,500,000	1	895,000 Shares	2.52%
36,000,000	6	902,000 Shares	2.51%
46,000,000	1	1,152,000 Shares	2.50%
50,000,000	2	1,248,000 Shares	2.50%
60,500,000	1	1,509,000 Shares	2.49%
	863		

RESULTS OF VALID APPLICATIONS MADE ON WHITE APPLICATION FORMS

The following are the identification document numbers (where supplied) of successful applicants using **WHITE** application forms and the number of Public Offer Shares to be conditionally allotted to them:

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
01992862	6,000	610744431	1,000	A1357568	1,000	A2451428	1,000	A3469932	1,000	A4783339	1,000	A5568547	3,000	A6652843	7,000	A7123194	2,000	A7665191	2,000
03576115	217,000	611060779	4,000	A1375647	2,000	A2478407	2,000	A3483048	1,000	A478761A	1,000	A5599515	1,000	A6657039	1,000	A7132401 B9419131	2,000	A7665604	6,000
03576115	7,000	611484949	1,000	A1381469	3,000	A2490504	1,000	A3499947	1,000	A4788551	1,000	A5608573	12,000	A6662857	1,000	A7142784	1,000	A7665876	3,000
03576115	7,000	611588828	1,000	A1407905	1,000	A2497576 A7448468	3,000	A3508547	7,000	A4804271	1,000	A5611248	1,000	A6665104	1,000	A7147476	1,000	A7668158	1,000
03576115	3,000	611627915	1,000	A1418931	1,000	A2509191	1,000	A353839A	7,000	A4805782	1,000	A5612805	1,000	A6669525	6,000	A7151856	1,000	A7679745	1,000
03576115	20,000	611816031	1,000	A1419512	2,000	A2523054	4,000	A3538780	5,000	A4817314	1,000	A5612813	1,000	A6674847	1,000	A7160715	1,000	A7682525	1,000
03576115	20,000	611879311	1,000	A1427353	2,000	A2531820	1,000	A3541536	1,000	A4820404	1,000	A5614735	1,000	A6687183	7,000	A7168287	4,000	A7682762	1,000
03576115	269,000	611912877	22,000	A1439173	1,000	A2537028	1,000	A3541943	3,000	A4824787	3,000	A562286A	1,000	A6691695	1,000	A7171172	2,000	A7688191	2,000
03576115	12,000	612120134	1,000	A1462809	1,000	A2548456	3,000	A3576976	3,000	A482860A	6,000	A5625222	2,000	A6714091	1,000	A7185130	1,000	A7688450	1,000
03576115	101,000	620393938	1,000	A1481722	1,000	A2552216	1,000	A3583158	1,000	A4833158	1,000	A5628957	2,000	A6717570	1,000	A7197686	1,000	A7702623	5,000
03576115	17,000	704373046	1,000	A1507063	5,000	A2561622	1,000	A3595814	3,000	A4843730	2,000	A5639354	1,000	A6727207	1,000	A7204194	1,000	A7711916	1,000
03576115	85,000	704373047	1,000	A1507586	1,000	A2569682	1,000	A3636081	2,000	A4859157	2,000	A5639592	1,000	A6734998	1,000	A7209390	1,000	A7717175	7,000
03576115	85,000	704373048	1,000	A1515295	4,000	A2578037	1,000	A3644564	1,000	A4869268	2,000	A5663132	57,000	A6737032	23,000	A7218977	1,000	A7718155	1,000
03576115	85,000	91910046	1,000	A1520795	1,000	A2586463	1,000	A3662503	1,000	A4883945	1,000	A5690989	1,000	A6739299	1,000	A722182A	2,000	A7720818	1,000
03576115	85,000	A0016236	1,000	A1535296	1,000	A2587648	1,000	A3665669	1,000	A4884321	1,000	A5692701	1,000	A6749014	1,000	A722358A	1,000	A7736153	4,000
03576115	58,000	A0079750	3,000	A1546433	1,000	A2613088	1,000	A3670204	1,000	A4891824	5,000	A5705560	2,000	A675168A	4,000	A7225590	1,000	A7744377	2,000
03576115	57,000	A0080503	1,000	A1553405	1,000	A2615145	1,000	A3680730	1,000	A4916010	6,000	A5719782	1,000	A6755308	1,000	A7227666	1,000	A7755751	1,000
03576115	24,000	A0087176	1,000	A1568852	1,000	A2631256	2,000	A3680749	1,000	A4916029	6,000	A5729834	1,000	A6757637	7,000	A7230586	1,000	A7760305	1,000
03576115	35,000	A0138617	1,000	A1592672	1,000	A2653950	7,000	A3689339	1,000	A4956608	1,000	A573451A	1,000	A6759451	2,000	A7233119	1,000	A776837	2,000
03576115	63,000	A0153772	1,000	A1605065	1,000	A2667242	1,000	A3690264	2,000	A4965895	1,000	A5762475	1,000	A677261A	1,000	A7234484	1,000	A778378A	1,000
03714224	23,000	A0159940	1,000	A1618760	1,000	A2669598	1,000	A3711520	2,000	A497083A	5,000	A5773418	6,000	A6774558	2,000	A7275938	1,000	A7790409	7,000
04279079	29,000	A0185674	3,000	A1629886	1,000	A2681040	1,000	A3715909	1,000	A5001520	6,000	A578441A	1,000	A6774728	1,000	A7281199	5,000	A7796904	2,000
04279079	23,000	A0208372	1,000	A1637234	2,000	A2711268	3,000	A3718134	1,000	A5004449	1,000	A5786137	1,000	A6777867	2,000	A728211A	1,000	A7801621	1,000
04279079	57,000	A0249508	1,000	A1637242	1,000	A2712043	1,000	A3718401	1,000	A5004457	1,000	A5814882	1,000	A6781376	33,000	A7282349 H3994165	1,000	A7802709	5,000
05042693	24,000	A0288333	2,000	A1650982	22,000	A2736597	6,000	A3727230	5,000	A5009394	1,000	A5834360	1,000	A6792726	1,000	A7295009	1,000	A7804167	3,000
06402551	1,000	A0313478	2,000	A165547A	2,000	A2761796	1,000	A372939A	6,000	A5011763	1,000	A5856828	1,000	A6800680	1,000	A7296668	2,000	A7806801	1,000
06402551	1,000	A0365648	1,000	A1658746	1,000	A2766259	1,000	A373038A	1,000	A5014193	1,000	A5871045	1,000	A6801008	1,000	A730265A	1,000	A780955A	1,000
06402551	1,000	A0374728	1,000	A1660309	1,000	A277250A	2,000	A373203A	1,000	A5025721	1,000	A5904806	1,000	A6803167	1,000	A7307481	1,000	A7814286	1,000
06402551	1,000	A0406034	4,000	A1695617	1,000	A2782475	1,000	A378983A	1,000	A5032698	1,000	A5915891	2,000	A6806298	1,000	A7309026	23,000	A7816491	1,000
06402551	1,000	A0417664	1,000	A1701145	1,000	A279838A	1,000	A3804782	3,000	A5036723	1,000	A5922316	1,000	A681584A	2,000	A7309859	1,000	A7820340	1,000
06402551	1,000	A0438602	1,000	A1701773	2,000	A2804789	1,000	A3836838	1,000	A5041808	4,000	A5928292	1,000	A682444A	1,000	A7313716	1,000	A7820553	2,000
06402551	1,000	A0483896	1,000	A1705884	1,000	A2815527	2,000	A3874063	3,000	A5052281	1,000	A5941051	1,000	A6830377	2,000	A7315832	2,000	A7826977	2,000
06402551	1,000	A0530770	1,000	A1732938	3,000	A2823988	1,000	A3875477	3,000	A5058565	1,000	A594106A	1,000	A6838580	1,000	A731772A	1,000	A7828260	1,000
06402551	1,000	A0546278	1,000	A1762373	6,000	A2827169	3,000	A3887866	1,000	A5063003	3,000	A5957780	1,000	A6839668	1,000	A7321794	1,000	A7831520	1,000
06402551	1,000	A0548025	1,000	A1762764	7,000	A2868949	2,000	A391989A	2,000	A5070182	1,000	A5974286	2,000	A6839951	20,000	A732646A	1,000	A7832691	3,000
06402551	1,000	A0564569	1,000	A1762772	5,000	A2883689	1,000	A3927795	3,000	A5087662	1,000	A5976238	2,000	A6848276	1,000	A7330300	1,000	A7848571	1,000
06402551	1,000	A0566600	7,000	A1765208	5,000	A2890383	1,000	A3939815	5,000	A5097897	1,000	A5991369	1,000	A6849876	5,000	A7344654	23,000	A7856000	3,000
06402551	1,000	A0569774	1,000	A181263A	3,000	A2895636	1,000	A394732A	1,000	A5102432	1,000	A6005988	2,000	A6850009	2,000	A7345782	1,000	A7856221	1,000
06402551	1,000	A0569960	4,000	A1821612	1,000	A2919640	4,000	A3954873	1,000	A5126315	1,000	A6009819	1,000	A6861930	2,000	A7353904	2,000	A7865336	2,000
06402551	1,000	A0626786	5,000	A1827572	1,000	A2937134	1,000	A3969102	1,000	A5129977	2,000	A6023684	2,000	A6863038	1,000	A7363330	1,000	A7887356	1,000
06402551	1,000	A0652752	2,000	A1843055	2,000	A2945862	2,000	A3971573	1,000	A5131289	1,000	A6024982	1,000	A6891651	3,000	A7368286	1,000	A7890098	5,000
06997516	1,000	A0688919	1,000	A1845759	1,000	A2946648	1,000	A397260A	1,000	A513198A	1,000	A6039017	6,000	A6896092	1,000	A7372348	1,000	A789283A	1,000
08567626	44,000	A0700706	1,000	A185300A	5,000	A2951919	1,000	A3973118	1,000	A5147258	1,000	A604360A	1,000	A690415A	23,000	A7387302	1,000	A7893747	2,000
08661410	1,000	A0702911	7,000	A1862475	3,000	A2954411	1,000	A399431A	6,000	A5175537	4,000	A6070348	1,000	A6914503	2,000	A7392896	1,000	A7905753	1,000
10692952	6,000	A0713409	2,000	A1879467	1,000	A2964603	1,000	A4014513	6,000	A5175553	4,000	A6077784	1,000	A6921623	1,000	A7397170	1,000	A7915511	3,000
11666372	4,000	A0727965	2,000	A1882506	1,000	A2965294	3,000	A4054450	1,000	A5175561	5,000	A6091884	1,000	A6926218	1,000	A7399203	2,000	A792135A	1,000
12558540	2,000	A0730052	1,000	A1888385	1,000	A2972630	1,000	A4077965	7,000	A5180468	1,000	A6110153	1,000	A6926498	2,000	A7413923	4,000	A7921538	2,000
13830030	1,000	A0737405	1,000	A1945389	1,000	A297644A	7,000	A4079801	1,000	A5199436	3,000	A6123719	1,000	A692987A	1,000	A742206A	1,000	A792216A	1,000
143996276	2,000	A0781943	4,000	A1953373	2,000	A2978582	2,000	A4081245	1,000	A5201295	1,000	A6146972	2,000	A6932617	6,000	A7433592	6,000	A7923409	3,000
149499417	57,000	A0783369	1,000	A1967471	3,000	A2987883	2,000	A4100835	2,000	A5203476	1,000	A6165705	1,000	A6937570	1,000	A7436729	1,000	A7925789	1,000
15323215	12,000	A0788158	1,000	A1976527	1,000	A2995193	1,000	A4111926	1,000	A5203875	1,000	A6183835 E9625228	1,000	A6938976	2,000	A7443520	1,000	A7953960	1,000
15954644	3,000	A0792880	1,000	A2003336	1,000	A3005340	3,000	A4113740	2,000	A5212467	1,000	A6188209	1,000	A6940091	2,000	A7444977	1,000	A7965969	1,000
16706745	1,000	A079431A	1,000	A2014079	2,000	A3021036	1,000	A4123940	1,000	A5235548	2,000	A6188837	3,000	A6946529	1,000	A7446651	2,000	A7967589	1,000
16706745	1,000	A0795111	3,000	A2018901	1,000	A3045385	4,000	A4197715	1,000	A525318A	1,000	A6194284	4,000	A6954025	6,000	A744666A	2,000	A7968364	3,000
16706745	1,000	A0836292	2,000	A2028444	1,000	A3052853	1,000	A4208989	6,000	A5264742	1,000	A6204778	2,000	A6959639	1,000	A746837A	1,000	A7970121 E7336571	4,000
17142768	1,000	A0837760	1,000	A2032638	1,000	A3084135	1,000	A4220342	1,000	A5285251	1,000	A6207890	1,000	A6965418	2,000	A7487862	1,000	A7971217	1,000
18025028	1,000	A0887318	5,000	A2035211	1,000	A3095862	2,000	A4252805	3,000	A5301591	1,000	A6218728	1,000	A6967445	1,000	A7492637	4,000	A7971616	2,000
18504880	4,000	A0905413	1,000	A2053422	2,000	A3096495	1,000	A4265036	1,000	A5305856	1,000	A6233751	7,000	A6984528	3,000	A7497132	1,000	A7976103 A9197748	1,000
20052354	2,000	A0927700	1,000	A2060216	6,000	A3100467	1,000	A4269910	1,000	A5308219	1,000	A6247841	1,000	A6987640	2,000	A7498295	6,000	A7976766	1,000
20178879	7,000	A0978704	1,000	A2060879	12,000	A3112228	2,000	A4320207	1,000	A531104A	1,000	A6249135	1,000	A6995694	7,000	A7502020	1,000	A7981131	2,000
20178887	1,000	A1011394	1,000	A2065706	2,000	A3114980	1,000	A4324725	1,000	A5311821	1,000	A6263286	57,000	A699941A	2,000	A7502128	1,000	A7983010	1,000
21727033	1,000	A109690A	2,000	A2066532	6,000	A3129023	6,000	A4336804	1,000	A5319075	2,000	A6266498	17,000	A7009480	6,000	A7503531	3,000	A7986389	3,000
21949205	1,000	A1103418	1,000	A2083437	1,000	A3143271	3,000	A4361787	3,000	A5330257	1,000	A6266552	1,000	A7014662	1,000	A751231A	1,000	A7995388	1,000
22289856	3,000	A1122668	1,000	A2115665	3,000	A3146378	1,000	A4373696	1,000	A5342689	6,000	A6268849	12,000	A7014921	6,000	A7517052	2,000	A8007678	1,000
2419993	1,000	A1135824	1,000	A2134759	24,000	A3155563	2,000	A4382687	1,000	A5344851	2,000	A6282582	1,000	A7017645	1,000	A7548748	7,000	A8011128	24,000
30781969	5,000	A1154918	1,000	A2139068	7,000	A3175181	1,000	A4392313	1,000	A5361071	12,000	A6293320	1,000	A7018412	5,000	A755196A	4,000	A8021085	1,000
31242914	12,000	A1185732	1,000	A2157759	7,000	A318234A	1,000	A4394480	1,000	A5370844	1,000	A6296265	2,000	A7023696	4,000	A7554144	6,000	A8023908	1,000
32598441	1,000	A1185740	1,000	A2199702	1,000	A3185004	1,000	A4409402	1,000	A5371638	1,000	A6325745	1,000	A7023815	1,000	A7569001	1,000	A8026486	1,000
33003576	1,000	A1200014	3,000	A220837A	2,000	A3195131	1,000	A4410893	1,000	A5372235	4,000	A6333837	1,000	A7028906	1,000	A7570484	6,000	A8027865	1,000
33450822	1,000	A1200022	3,000	A2214434	1,000	A3198416	1,000	A4427850	2,000	A5388522	6,000	A6380428	1,000	A7033233	6,000	A7573211	1,000	A8034845	1,000
33902049	1,000	A1225963	1,000	A2226483	1,000	A3227726	2,000	A4431831	1,000	A5405672	1,000	A6405552	3,000	A7033284	1,000	A7575788	1,000	A8042201	2,000
33902049	1,000	A1248157	1,000	A224967A	6,000	A3241842	1,000	A4466511	3,000	A5419207	6,000	A6414241	1,000	A7038510	1,000	A7580706	1,000	A8047807	1,000
33902049	1,000	A1250526	1,000	A2268070	1,000	A3262920	1,000	A4513668	1,000	A5423670	1,000	A6457447	1,000	A7047269	1,000	A7590760	1,000	A804798A	6,000
33902049	1,000	A1250550	1,000	A2268259	2,000	A3277073	1,000	A4522667	1,000	A5450953	6,000	A6457749	2,000	A7055253	1,000	A7599660	1,000	A8049877	1,000
33902049	1,000	A1253312	1,000	A2275794	2,000	A3342703	1,000	A4533332	1,000	A5501132	6,000	A645992A	1,000	A7057000	1,000	A7602327	2,000	A8061133	1,000
33902049	1,000	A1255404	2,000	A2288799	1,000	A3368133	1,000	A456422A	1,000	A5501817	6,000	A6472004	1,000	A705947A	1,000	A7602599	1,000	A8062741	1,000
33902049	1,000	A1259094	1,000	A229988A	6,000	A3377884	1,000	A4566893	1,000	A5512770	1,000	A6480821	1,000	A7071763	7,000	A762164A	7,000	A8063594	6,000
33902049	1,000	A1262486	3,000	A2321141	1,000	A3388010	2,000	A4598876	3,000	A5515400	1,000	A6510909	3,000	A7072182	2,000	A7627982	3,000	A8072933	1,000
33902049	1,000	A1267119	1,000	A2323721	2,000	A3398407	2,000	A4603357	6,000	A5523004	2,000	A6517431	1,000	A7074924	1,000	A7628911	1,000	A8084346	1,000
33902049	1,000	A126733A	1,000	A2352179	2,000	A3411896	3,000	A467131A	1,000	A5527425	1,000	A6517636	3,000	A7080487 A8845932	3,000	A7630762	1,000	A8088910	1,000
33902049	1,000	A1273828	2,000	A2363782	3,000	A3418106	1,000	A4671328	1,000	A5536505	1,000	A6523075	1,000	A7083532	6,000	A7632587	2,000	A8093930	1,000
33902049	1,000	A1275928	1,000	A2373044	1,000	A343828A	1,000	A4732432	1,000	A5536831	1,000	A6539982	2,000	A7083591	1,000	A7634695	2,000	A809709A	1,000
33902049	1,000	A1302054	1,000	A239002A	1,000	A3438298	1,000	A4736659	2,000	A5540693	3,000	A6592263	1,000	A7084903	1,000	A7635144	1,000	A8119948	1,000
33902049	1,000	A1307277	1,000	A2393789	1,000	A343943A	1,000	A4763206	2,000	A5544737	1,000	A6594142	3,000	A7094747	1,000	A7641888	2,000	A8120423	4,000
34432586	1,000	A1307463	1,000	A2401692	1,000	A3446819	2,000	A4766434	1,000	A5555291	3,000	A659696A	1,000	A7103142	3,000	A764464A	3,000	A8121861	6,000
380124	22,000	A1307471	1,000	A2406929	7,000	A3456180	1,000	A4774860	2,000	A5556484	2,000	A6601130	4,000	A7108993	1,000	A7647185	1,000	A8122035	5,000
4213664	3,000	A1349611	1,000	A244071A	1,000	A3463098	2,000	A4781832	1,000	A5567044	2,000	A6620410	2,000	A7115264	1,000	A7650178	1,000	A8126707	17,000
5570784	1,000	A1356952	1,000	A2448664	1,000	A3469924	2,000	A4783320	1,000	A5567370	5,000	A664672A	2,000	A7115426	2,000	A765713A	1,000	[illegible]	[illegible]

Page 3

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
A8129889	1,000	A9034342	1,000	A9999003	5,000	B4603376	1,000	B8897137	1,000	C2704445	2,000	C3971242	6,000	C5039655	1,000	C6182036	1,000	D0469808	1,000
A8130364	3,000	A9037015	1,000	B0022638	1,000	B4631817	1,000	B8927869	3,000	C2705875	1,000	C3977933	1,000	C5042095	2,000	C6186961	1,000	D0470652	2,000
A8136702	3,000	A9043066	1,000	B0042027	1,000	B4636444	1,000	B8939611	1,000	C2710356	3,000	C3978743	3,000	C5045442	1,000	C6197181	1,000	D0472221	2,000
A8138748	3,000	A9043376	1,000	B0077718	6,000	B4643440	1,000	B893962A	1,000	C2723776	1,000	C3978786	1,000	C5047356	2,000	C6200522	1,000	D0482685	12,000
A8144241	1,000	A9051174	1,000	B0083750	1,000	B4659266	1,000	B8950704	1,000	C2724578	1,000	C3979308	3,000	C505350A	2,000	C6202975	1,000	D0485420	3,000
A8146821	1,000	A9055625	2,000	B008577A	1,000	B4667854	1,000	B8972031	7,000	C2725493	1,000	C3987548	3,000	C5063408	1,000	C6204307	1,000	D0490661	1,000
A8149480	2,000	A9055641	2,000	B0087446	6,000	B467463A	2,000	B8974891	1,000	C2725590	1,000	C3990182	1,000	C5079495	3,000	C6231657	1,000	D050378A	1,000
A8151582	1,000	A9076789	1,000	B0095988	1,000	B4674648	1,000	B8995651	4,000	C273204A	2,000	C3996415	4,000	C5083506	1,000	C6233145	2,000	D0510859	6,000
A8152635	1,000	A9088361	1,000	B0130074	1,000	B4680672	6,000	B9001293	2,000	C2732309	1,000	C3999139	1,000	C5085061	2,000	C6234559	1,000	D052924A	1,000
A8163971	6,000	A9093284	4,000	B0151063	1,000	B4684864	2,000	B9008573	1,000	C2739508	52,000	C4008993	1,000	C5085614	1,000	C6235008	1,000	D0532305	1,000
A8168752	2,000	A9095503	6,000	B0169582	1,000	B4694622	5,000	B9059305	12,000	C2741154	1,000	C4009442	2,000	C5098996	1,000	C6235741	2,000	D0533026	3,000
A8170870	1,000	A9099886	1,000	B0251971	1,000	B4710466	1,000	B9086493	1,000	C2760582	1,000	C4011935	2,000	C5104538	4,000	C6252816	5,000	D0534898	3,000
A8170919	1,000	A9101759	1,000	B0313802	2,000	B4737305	1,000	B9109582	3,000	C2761384	1,000	C4013040	1,000	C5104708	1,000	C6256714	1,000	D0537730	1,000
A8173098	1,000	A9103085	1,000	B0323328	1,000	B4752754	1,000	B9121744	2,000	C2763336	1,000	C4019340	1,000	C5138653	2,000	C6259179	1,000	D0543943	1,000
A8178057	1,000	A9104197	6,000	B0345151	1,000	B4756067	6,000	B9122686	1,000	C2764308	1,000	C4021086	1,000	C5146974	2,000	C6263834	1,000	D0545679	2,000
A8178545	1,000	A9104367	1,000	B0372663	1,000	B479290A	1,000	B9134803	1,000	C2772270	6,000	C4032533	1,000	C5152443	2,000	C6276103	1,000	D0549186	1,000
A8179991	3,000	A9114087	1,000	B037660A	1,000	B4803731	1,000	B9135524	1,000	C2772661	2,000	C4035893	1,000	C5152648	2,000	C6276758	1,000	D0550923	2,000
A8182143	1,000	A9117760	6,000	B0391056	7,000	B4805092	1,000	B9160952	2,000	C277267A A9529325	4,000	C4036652 E9399678	2,000	C5154144	1,000	C6291137	2,000	D0551083	1,000
A8193862	1,000	A9118465	1,000	B0412924	1,000	B4808547	12,000	B9163358	1,000	C2774397	3,000	C4040390	1,000	C5160225	5,000	C6299324	1,000	D0552748	1,000
A8194885	12,000	A9119437	4,000	B0420153	7,000	B4852775	2,000	B9207118	1,000	C277768A	1,000	C4051708	1,000	C5161132	1,000	C6307882	2,000	D0559440	1,000
A8196896	2,000	A9120141	12,000	B042521A	1,000	B4974374	1,000	B9212774	2,000	C2778848	2,000	C4052380	1,000	C5164832	2,000	C6308382	4,000	D0561917	4,000
A8206913	1,000	A9121814	1,000	B0430132	1,000	B4977837	30,000	B9220653	1,000	C2781997	1,000	C4066586	2,000	C5170522	6,000	C6311103	1,000	D0565262	1,000
A8209009	1,000	A9123612	1,000	B0435215	3,000	B4978175	4,000	B9225159	1,000	C2794541	6,000	C4075283	1,000	C5176091	1,000	C6313912 C4519858	1,000	D057587A	1,000
A8209440	7,000	A9123779	1,000	B0441606	1,000	B5026577	2,000	B9233968	1,000	C2795238	2,000	C4078983	2,000	C517983A	2,000	C6324469	6,000	D0576736	1,000
A8219519	1,000	A9131828	1,000	B0447094	5,000	B5035886	2,000	B9236126	1,000	C279858A	1,000	C4080333	1,000	C5183993	2,000	C6327379	1,000	D0592235	2,000
A822797A	6,000	A9135696	1,000	B0452233	2,000	B5040618	1,000	B925339A	1,000	C2807767	2,000	C4088318	1,000	C5184205	1,000	C6331082	1,000	D0592790	1,000
A8237665	6,000	A9137737	3,000	B0457197	6,000	B5063162	1,000	B9285488	1,000	C280864A	1,000	C4093699	1,000	C5184973	1,000	C6336386	2,000	D0594572	1,000
A8237673	1,000	A9144105	2,000	B053423A	23,000	B5073982	1,000	B9343739	1,000	C2821409	1,000	C4096868	2,000	C5189770	1,000	C6349712	1,000	D0598284	1,000
A8239358	1,000	A9144962	2,000	B0543891	1,000	B5110098	1,000	B9343771 B4234478	1,000	C2835701	6,000	C4097880	1,000	C5190523	1,000	C6360864	1,000	D0599361	1,000
A8254691	2,000	A9154933	1,000	B0557809	1,000	B5115065	1,000	B9364914	1,000	C2836627	1,000	C4100881	1,000	C5197056	2,000	C636388A	1,000	D0611604	1,000
A8258387	1,000	A9159692	1,000	B058550	6,000	B5169742	1,000	B9375436	6,000	C2840918	1,000	C4111581	1,000	C5212373	2,000	C6369187	1,000	D0615731	1,000
A8259359	1,000	A9167156	1,000	B0585764	1,000	B5174592	3,000	B9379180	1,000	C2850891	1,000	C4113231	2,000	C5212799	5,000	C6375004	1,000	D062272A	1,000
A8266940	2,000	A9183755	1,000	B0606753	1,000	B5232312	3,000	B9379849	1,000	C286874A	1,000	C4113576	1,000	C5214198	1,000	C6382167	3,000	D0632962	1,000
A8268102	4,000	A9199112	7,000	B060713A	12,000	B5235435	1,000	B9394805	1,000	C287023A	2,000	C4118926	1,000	C5222662	1,000	C6386367	1,000	D0636763	1,000
A8270875	1,000	A9205910	5,000	B061280A	12,000	B5269100	6,000	B9394848	3,000	C2870353	1,000	C4121870	6,000	C5226331	2,000	C6391204	3,000	D0640604	2,000
A8278442	3,000	A920602A	6,000	B0612818	12,000	B5296647	3,000	B9400627	1,000	C2870671	2,000	C4124608	1,000	C5228865	1,000	C6397776	2,000	D0649482	1,000
A8291325	1,000	A9211775	1,000	B0614462	1,000	B5313754	1,000	B9407451	1,000	C2873883	1,000	C4125019	3,000	C5231947	1,000	C6401846	1,000	D0651266	2,000
A8294669	5,000	A9214723	7,000	B0630824	1,000	B5331795	1,000	B9409055	2,000	C287538A	1,000	C4126007	2,000	C5232919	3,000	C6402184	1,000	D0655547	1,000
A8294677	3,000	A9215797	3,000	B0639929	1,000	B5352105	1,000	B9424208	1,000	C2876807	2,000	C4135286	2,000	C5235462	1,000	C6405965	2,000	D0656608	5,000
A8305903	1,000	A9222629	6,000	B0639996	1,000	B5375253	1,000	B9440890	1,000	C288270A	1,000	C4142053	1,000	C5235691	1,000	C6408085	1,000	D0657515	1,000
A8309682	17,000	A9230877	6,000	B0644248	1,000	B5400266	2,000	B9443873	4,000	C2884060	1,000	C4149678	2,000	C5239778	1,000	C6414115	1,000	D0667790	1,000
A8311350	3,000	A9237219	1,000	B065099A	1,000	B5475630	1,000	B9445027	7,000	C2899769	6,000	C415115A	1,000	C5242183	1,000	C6418390	1,000	D0669521	4,000
A8319866	2,000	A9241402	1,000	B0683537	1,000	B5483587	3,000	B9461529	1,000	C2904975	2,000	C4151958	2,000	C5249943	1,000	C6418862	1,000	D068220A	1,000
A8323235	2,000	A9244193	1,000	B0718268	5,000	B5488783	1,000	B9464277	1,000	C2908024	3,000	C4152202	1,000	C5249978	1,000	C6419753	1,000	D0689425	2,000
A8325610	1,000	A9246730	2,000	B0727801	1,000	B5490028	1,000	B9475708	1,000	C2915403	1,000	C4154604	1,000	C5250445	2,000	C6419842	1,000	D0692655	1,000
A8327109	1,000	A9251157	6,000	B072781A	1,000	B5539663	1,000	B9523753	1,000	C292433A	1,000	C4156747	2,000	C5252626	1,000	C6422649	4,000	D0696111	1,000
A8334679	6,000	A9252625	1,000	B0749384	5,000	B5540882	1,000	B9524555	22,000	C2931654	1,000	C415888A	3,000	C5253282	2,000	C6427578	3,000	D0706516	1,000
A833685A	1,000	A9256469	1,000	B0759088	1,000	B5554689	1,000	B9525578	1,000	C2932413	1,000	C416068A	1,000	C5259787	1,000	C6428825	1,000	D0709019	1,000
A8338402	2,000	A9260407	6,000	B0775636	6,000	B5559990	2,000	B9528097	2,000	C2932480	1,000	C4167072	1,000	C526005A	1,000	C6458643	1,000	D070996	1,000
A8339476	3,000	A9270275	1,000	B0775644	5,000	B5574752	3,000	B9556716	1,000	C2934009	1,000	C4167862	1,000	C5261641	1,000	C6468118	1,000	D0722074	1,000
A8347460	1,000	A9276079	1,000	B0805659	1,000	B5623648	1,000	B9565928	1,000	C2936311	3,000	C4172378	1,000	C5263083	1,000	C6471631	6,000	D0724433	1,000
A8350607	1,000	A927825A	1,000	B0813988	1,000	B5633767	4,000	B9573432	1,000	C2939973	4,000	C4177965	1,000	C5266244	1,000	C6475785	1,000	D0725081	1,000
A8354688	1,000	A9279752	1,000	B0814003	1,000	B5648306	1,000	B9579910	1,000	C2941013	2,000	C4186182	3,000	C5283025	1,000	C6481505	1,000	D0736318	2,000
A8355900	6,000	A9280041	2,000	B0861648	1,000	B5675559	1,000	B9591465	1,000	C294148	1,000	C4187677	4,000	C5286245	1,000	C6487694	1,000	D0739880	1,000
A8359000	12,000	A9280513	1,000	B0875398	2,000	B5678035	2,000	B9598303	1,000	C2944195	2,000	C4187685	5,000	C5297581	4,000	C6494151	2,000	D0750027	1,000
A8371248	1,000	A9286325	1,000	B0917503	2,000	B5713094	6,000	B9612926	2,000	C2946449	1,000	C418810A	1,000	C5299452	1,000	C6494372	2,000	D0751074	1,000
A8379133	2,000	A9288247	1,000	B0948042	1,000	B571970A	1,000	B9613329	1,000	C2946767	1,000	C4199160	1,000	C5302399	2,000	C6497761	1,000	D0768252	1,000
A8381405	1,000	A929459A	1,000	B0965494	3,000	B5719718	1,000	B9618290	23,000	C2947240	1,000	C4213619	1,000	C5304464	1,000	C6502499	1,000	D0771911	1,000
A8384897	4,000	A9296452	1,000	B0988877	1,000	B5726498	1,000	B9621704	1,000	C2955863	4,000	C4216391	1,000	C5307943	2,000	C6503150	1,000	D0773337	1,000
A8390110	4,000	A9301189	1,000	B1037795	5,000	B580877A	4,000	B9639840	1,000	C2962819	1,000	C4220615	1,000	C5312092	1,000	C6506427	1,000	D0776328	1,000
A8392030	1,000	A930854A	1,000	B1101086	5,000	B5824449	1,000	B9647754	29,000	C2968019	2,000	C4221204	1,000	C532001A	1,000	C6511234	1,000	D0777510	7,000
A8396356	1,000	A9311095	2,000	B1170843	6,000	B5825240	2,000	B9649447	1,000	C2971931	1,000	C4221514	1,000	C5320680	2,000	C6515620	3,000	D0780902	1,000
A8405916	1,000	A9311753	4,000	B1196621	1,000	B5828991	1,000	B9664543	5,000	C2984537	4,000	C4222138	1,000	C5327367	1,000	C652042A	1,000	D0783812	1,000
A840815A	2,000	A9316410	24,000	B1221642	1,000	B5847619	2,000	B9669049	1,000	C2987439	17,000	C423330A	2,000	C5328061	1,000	C6524573	1,000	D0784681	2,000
A8416462	1,000	A9321759	1,000	B1229023	1,000	B5853570	1,000	B9679850	1,000	C2988753	1,000	C4234098	3,000	C5329645	2,000	C6528706	1,000	D0787419	2,000
A8420311	1,000	A9323816	1,000	B1301336	2,000	B5884794	1,000	B9690552	1,000	C2993595	2,000	C4236252	4,000	C5345284	1,000	C6530905	1,000	D0790657	6,000
A8423043	1,000	A9332564	1,000	B1301832	3,000	B5918176	1,000	B9703514	3,000	C3008841	6,000	C4245553	2,000	C5352051	1,000	C6532541	1,000	D0801608	1,000
A8424708	2,000	A9333560	1,000	B1306540	1,000	B5932217	1,000	B9713528	1,000	C3009465	1,000	C4256733	2,000	C5352817	1,000	C6534781	1,000	D0808319	1,000
A8426069	3,000	A9335121	1,000	B1308233	1,000	B5934415	1,000	B9717043	1,000	C3013764	1,000	C4257020	1,000	C5353031	1,000	C6536393	1,000	D0808947	3,000
A8428118	1,000	A9343450	1,000	B1310327	2,000	B596951A	3,000	B9724937	1,000	C3017964	1,000	C4257039	1,000	C5355468	1,000	C6537330	1,000	D0809684	2,000
A8431380	1,000	A9354061	1,000	B138634A	1,000	B5987003	2,000	B9725992	3,000	C3020310	1,000	C4257047	4,000	C5357347	1,000	C6544558	1,000	D0811689	1,000
A8432646	1,000	A9356137	1,000	B140710A B1255709	1,000	B6008181	1,000	B9729777	1,000	C3020442	1,000	C4260730	1,000	C5377372	1,000	C6546100	1,000	D081226A	3,000
A8434597	1,000	A9361270	2,000	B1446288	2,000	B6026740	3,000	B9735246 B9735254	1,000	C3027773	1,000	C4272356	4,000	C5379995	1,000	C6553255	1,000	D0812685	1,000
A8437427	1,000	A9362250	2,000	B1592047	1,000	B6027453	1,000	B9741505	2,000	C3027803	1,000	C4273360	1,000	C5380020	1,000	C655586A	1,000	D0813398	1,000
A8443729	1,000	A936346A	1,000	B1603898	1,000	B6040336	2,000	B9743923	1,000	C3037388	1,000	C4276211	1,000	C5380438	1,000	C6560308	1,000	D0814238	2,000
A8444164	6,000	A9365454	1,000	B1727635	2,000	B6121808	6,000	B9750466	1,000	C3038422	2,000	C4276386	1,000	C5385278	1,000	C6562378	1,000	D0815927	1,000
A8444326	1,000	A9369123	6,000	B1732019 E1576805	2,000	B613831A	1,000	B9753589	1,000	C3043094	3,000	C4288074	1,000	C5387378	1,000	C6565059	1,000	D0817504	3,000
A8448356	1,000	A9374879	1,000	B1735697	1,000	B6156539	2,000	B9779499	1,000	C3045992	1,000	C4294260	1,000	C5390573	1,000	C6566012	1,000	D0817679	1,000
A846663A	1,000	A9383045	4,000	B1744920	1,000	B6298686	1,000	B9804531	1,000	C3048215	16,000	C4298096	1,000	C539112A	1,000	C6569666	1,000	D081825A	1,000
A8468128	1,000	A9383584	1,000	B1759057	1,000	B6304341	2,000	B9832268	5,000	C305715A	1,000	C4302581	1,000	C5400005	2,000	C6569763	1,000	D0825531	17,000
A8472494	1,000	A9389043	1,000	B1767750	2,000	B631598A	1,000	B9835771	6,000	C305827A	1,000	C4307435	2,000	C5402121	1,000	C6576840	1,000	D0825647	2,000
A8472761	1,000	A9403739	1,000	B1810621	1,000	B632430A	1,000	B9845424	6,000	C3058822	1,000	C4310770	1,000	C5423927	1,000	C6577359	6,000	D0829413	1,000
A8473043	1,000	A9403968	1,000	B181063A	2,000	B6345986	2,000	B9862604	1,000	C307805A	7,000	C4347127	1,000	C5428228	1,000	C6577898	1,000	D0829790	1,000
A8476937	1,000	A9410395	1,000	B1834083	1,000	B6359812	1,000	B9873347	1,000	C3096422	1,000	C4348816	1,000	C5437227	1,000	C6579785	1,000	D0832546	2,000
A8480845	1,000	A941286A	12,000	B187686A	1,000	B6366258	3,000	B9905699	2,000	C3102139	1,000	C4352066	2,000	C5437278	1,000	C6585513	1,000	D0847675	1,000
A8482058	1,000	A9416105	1,000	B189213A	1,000	B6375524	3,000	B9933447	2,000	C3106037	3,000	C4357440	1,000	C5438606	3,000	C6587567	1,000	D0853438	1,000
A8491707	1,000	A9418604	1,000	B1893306	1,000	B6377780	1,000	B9985404	1,000	C3142025	6,000	C4358609	2,000	C5442182	1,000	C6588962	2,000	D0853977	5,000
A8496415	1,000	A9423004	1,000	B192161A	1,000	B6380382	4,000	B9988322	2,000	C3145865	6,000	C4365249	1,000	C5447761	1,000	C6589713	6,000	D0856402	3,000
A8498248	1,000	A9434979	4,000	B1921628	1,000	B6396998	1,000	B9988330	5,000	C3152594	2,000	C4369201	1,000	C5452129	1,000	C6589934	3,000	D0858235	4,000
A849885A	2,000	A9436815	2,000	B1937818	1,000	B6514753	1,000	B9990300	3,000	C3170649	1,000	C4370358	1,000	C5465360	1,000	C6596965	1,000	D0860205	6,000
A8502067	1,000	A9437714	1,000	B1980136	1,000	B6543524	2,000	B999390	6,000	C3204306	1,000	C4371214	1,000	C5469854	2,000	C6603597	1,000	D0860752	1,000
A8508189	3,000	A9437919	2,000	B1987262	4,000	B6617781	1,000	BC043154	6,000	C3208174	1,000	C4375589	1,000	C5471395	1,000	C6607622	1,000	D0872769	5,000
A8515487	1,000	A9442629	1,000	B2013806	1,000	B6636018	1,000	C0014514	2,000	C3222126 Z1730054		C4375732	1,000	C5479191	1,000	C6608912	1,000	D0874516	3,000
A8522246	2,000	A9443307	3,000	B2022511	5,000	B6650185	1,000	C0037689	3,000	Z1812662	4,000	C4375872	5,000	C5480432	1,000	C6616427	2,000	D0880729	3,000
A8530559	2,000	A9443439	2,000	B2026223	6,000	B6650959	2,000	C0099382	1,000	C3222320	1,000	C4376399	1,000	C5482621	7,000	C6712191	2,000	D0881997	1,000
A8534279	1,000	A9445830	1,000	B2073248	7,000	B6663945	3,000	C0104130	1,000	C3225397	2,000	C4378219	2,000	C5495103	1,000	C6713627	1,000	D0888762	1,000
A8540430	1,000	A9449674	3,000	B2101462	1,000	B6686708	1,000	C0139890	1,000	C3236801	1,000	C4390448	2,000	C5498137	2,000	C6716189	1,000	D0896307	1,000
A8540619	6,000	A9456999	1,000	B2101616	2,000	B6697998	1,000	C0185130	23,000	C3236836	1,000	C4392955	2,000	C5501073	2,000	C6720968	2,000	D0904156	1,000
A8548059	3,000	A9469616	1,000	B211615A	1,000	B6728419	1,000	C0275237	2,000	C3237395	1,000	C4396799	1,000	C5503122	1,000	C6726737	1,000	D0904741	1,000
A8556701	1,000	A9472196	1,000	B2122567	7,000	B6758849	1,000	C0287219	4,000	C3238361	1,000	C4396802	1,000	C5503432	1,000	C6729795	2,000	D0921247	1,000
A8563090	1,000	A9474954	7,000	B2156941	2,000	B6762447	1,000	C0446503	3,000	C3249881	1,000	C440127A	1,000	C5504056	1,000	C6733660	2,000	D092758A	4,000
A8563511	1,000	A9490704	1,000	B2171444	1,000	B6786249	3,000	C0457297	1,000	C3251932	1,000	C4403752	1,000	C5510137	1,000	C673408A	1,000	D0931277	1,000
A8568742	1,000	A949419A	1,000	B223974A	4,000	B680655A	1,000	C0484804	2,000	C3268215	1,000	C4415343	1,000	C5525746	1,000	C6736554	1,000	D0954234	1,000
A8578845	2,000	A9497229	1,000	B2240853	1,000	B6826194	1,000	C0541719	3,000	C3285802	1,000	C4421963	1,000	C5532432	1,000	C6741345	1,000	D09564518	1,000
A8581102	2,000	A9499108	1,000	B2241280	1,000	B682809A	1,000	C0566126	2,000	C3288658	1,000	C4425772	1,000	C5540885	3,000	C6744808	1,000	D0959465	1,000
A8581501	7,000	A9499132	1,000	B2250875	6,000	B6879271	1,000	C0566134	2,000	C3291136	1,000	C4432884	5,000	C5545623	2,000	C6748986	1,000	D0964248	1,000
A8591159	4,000	A9503059 A5493091	1,000	B2262318	1,000	B6901692	2,000	C0577489	1,000	C3292183	2,000	C4436243	1,000	C5549505	1,000	C6751693	1,000	D0968219	1,000
A8591809	1,000	A9505957	7,000	B2269592	1,000	B6936453	1,000	C060866A	4,000	C3294992	1,000	C4438327	1,000	C5562943	1,000	D0000303	1,000	D0968405	2,000
A859221A	2,000	A9506457	1,000	B2270116	3,000	B6949857 G1541608	3,000	C0616344	7,000	C3300054	1,000	C4443231	3,000	C557058A	5,000	D0000974	1,000	[illegible]	[illegible]
A8599338	1,000	A9507036	1,000	B2305475	4,000	B697178A	3,000	C0655277	6,000	C3310483	1,000	[illegible]	[illegible]						
A8600514	2,000	A9511442	6,000	[illegible]	[illegible]														

														[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4,000
[illegible]	1,000	[illegible]	1,000	B2171444	1,000	B6786249	3,000	C0457297	1,000	C3251932	1,000	C4403752	1,000	C5510137	1,000	C573408A	1,000	D0931277	1,000
A8568742	1,000	A949419A	1,000	B223974A	4,000	B680655A	1,000	C0484804	2,000	C3268215	1,000	C4415343	1,000	C5525746	1,000	C6736554	1,000	D0954234	1,000
A8578845	2,000	A9497229	1,000	B2240853	1,000	B6826194	1,000	C0541319	3,000	C3285802	1,000	C4421963	1,000	C5532432	1,000	C6741345	1,000	D09564518	1,000
A8581102	2,000	A9499108	1,000	B2241280	1,000	B682809A	1,000	C0566126	2,000	C3288658	1,000	C4425772	1,000	C5540885	3,000	C6744808	1,000	D0959465	1,000
A858150L	7,000	A9499132	1,000	B2250873	6,000	B6879271	1,000	C0566134	2,000	C3291136	1,000	C4432884	5,000	C5545623	2,000	C6748986	1,000	D0964248	1,000
A8591159	4,000	A9503059 A5493091	1,000	B2262318	1,000	B6901692	2,000	C0577489	1,000	C3292183	2,000	C4436243	1,000	C5549505	1,000	C6751693	1,000	D0968219	1,000
A8591809	1,000	A9505957	7,000	B2269592	1,000	B6936453	1,000	C060866A	4,000	C3294992	1,000	C4438327	1,000	C5562943	1,000	D0000303	1,000	D0968405	2,000
A859221A	2,000	A9506457	1,000	B2270116	3,000	B6949857 G1541608	3,000	C0616344	7,000	C3300054	1,000	C4443231	3,000	C557058A	5,000	D0000974	1,000	D0970868	2,000
A8599338	1,000	A9507038	1,000	B2305475	4,000	B697178A	3,000	C0655277	6,000	C3310483	1,000	C445814A	1,000	C557660A	1,000	D0001210	1,000	D0971198	1,000
A8600514	2,000	A9511442	6,000	B2312256	1,000	B7003698	1,000	C0714834	17,000	C3312109	1,000	C4467955	1,000	C5596597	1,000	D0002136	1,000	D0973131	1,000
A8601200	1,000	A951753A	1,000	B2323015	1,000	B7018628	1,000	C0747457	1,000	C3312974	1,000	C4475850	1,000	C5597496	3,000	D001200A	3,000	D0973204	5,000
A8614086	1,000	A9523173	3,000	B2323023	1,000	B7029506	6,000	C102310A	1,000	C3338418	4,000	C4476717	1,000	C559750A	2,000	D0013189	1,000	D0974189	1,000
A862068A	1,000	A9524404	6,000	B2340009	2,000	B7035972	1,000	C1023118	1,000	C3339465	1,000	C4477039	1,000	C5602171	1,000	D0013391	1,000	D0978583	7,000
A8622321	12,000	A9527545	3,000	B2357459	2,000	B703710A	1,000	C1080081	4,000	C3344809	1,000	C4492585	7,000	C5609095	1,000	D0026388	1,000	D0978621	1,000
A8623867	1,000	A9535538	3,000	B2384839	1,000	B7091007	1,000	C1094759	1,000	C3366594	1,000	C4494596	1,000	C561319A	1,000	D0027619	6,000	D0990176	4,000
A8627617 B5645447	2,000	A9538030	4,000	B2384855	1,000	B7125491	6,000	C117566A	4,000	C3389055	1,000	C4499199	1,000	C5639849	1,000	D0034003	1,000	D099323A	1,000
A8628303	2,000	A9538863	1,000	B2392076	1,000	B7131270	1,000	C1195296	1,000	C3391963	1,000	C4508376	1,000	C5642033	1,000	D0037886	3,000	D099595A	6,000
A8628966	1,000	A9539835	1,000	B2398082	1,000	B7139123	1,000	C1214568	1,000	C3395489	1,000	C4514996	1,000	C5645156	1,000	D0037916	1,000	D0997758	1,000
A863494A	1,000	A9543735	1,000	B2429859	1,000	B7157679	1,000	C1250297	7,000	C3401985	1,000	C4516069	1,000	C5649607	1,000	D0041379	3,000	D0998665	1,000
A8635490	4,000	A9557361	1,000	B2443789	1,000	B7161285	1,000	C1369774	2,000	C3412472	6,000	C4516735	1,000	C5661143	1,000	D0044688	7,000	D1017889	7,000
A8638147	1,000	A9558120	7,000	B247241A	1,000	B7169081	1,000	C1492851	1,000	C3415803	1,000	C4518665	1,000	C5664770	1,000	D0047547	1,000	D1026632	1,000
A8643663	1,000	A9559429	1,000	B2482598	2,000	B7169200	1,000	C1516106	1,000	C3417075	1,000	C4522468	1,000	C5673176	1,000	D0047679	1,000	D1030842	1,000
A8645941	5,000	A9561989	1,000	B2496807	3,000	B717526A	5,000	C1570615	1,000	C3419108	1,000	C4523898	1,000	C5680865	1,000	D005778A	1,000	D1033558	4,000
A8649467	12,000	A9570090	1,000	B2520767	3,000	B7194884	3,000	C1598587	2,000	C3423733	1,000	C4527079	2,000	C5690046	1,000	D0060489	1,000	D1036581	1,000
A8649882	2,000	A9578245	5,000	B2534768	1,000	B7202305	1,000	C1630367	1,000	C3428182	1,000	C4527540	1,000	C569842A	1,000	D006350A	1,000	D104147A	1,000
A8651682	1,000	A9580967	7,000	B2545468	1,000	B7217159	2,000	C1641334	1,000	C3431299	2,000	C4544447	1,000	C5703237	1,000	D0066649	5,000	D1042395	2,000
A8652182	3,000	A9581513	1,000	B2557660	1,000	B7217167	1,000	C1651186	1,000	C3448477	1,000	C4544836	7,000	C5710055	2,000	D0072339	1,000	D1048385	2,000
A8653073	4,000	A9586132	3,000	B2591478	1,000	B7241009	5,000	C1734936	1,000	C3454655	12,000	C4547231	1,000	C5713550	1,000	D0078523	2,000	D105573A	6,000
A8656005	1,000	A9586434	2,000	B2597085	3,000	B7262413	2,000	C1741363	2,000	C3462747	1,000	C4549943	1,000	C5715588	2,000	D0081990	4,000	D1058208	1,000
A8660169	1,000	A9593082	1,000	B2602801	1,000	B729207A	1,000	C1830145	1,000	C3463751	1,000	C4565264	1,000	C571834A	1,000	D0088766	1,000	D1062264	1,000
A8676669	1,000	A9597592	1,000	B2618473	1,000	B7296040	1,000	C1867391	2,000	C3464014	1,000	C456621A	1,000	C5719699	1,000	D008972A	3,000	D1064429	1,000
A8678610	2,000	A9601727	1,000	B2621989	2,000	B7313220	1,000	C1881130	1,000	C3470979	1,000	C4568247	1,000	C5730986	1,000	D0098087	1,000	D1065476	1,000
A8680429	1,000	A9607806	2,000	B2654380	1,000	B7327272	2,000	C1886655	1,000	C3474389	1,000	C4570675	1,000	C573762A	1,000	D0098753	1,000	D1066979	2,000
A868100A	1,000	A9609752	1,000	B2661700	5,000	B7327787	1,000	C1890822	1,000	C3495041	1,000	C4578722	1,000	C5738898	1,000	D0100006	2,000	D1067754	2,000
A8681255	2,000	A9610432	1,000	B2700560	1,000	B7405788	1,000	C1895360	1,000	C3497257	1,000	C4588175	2,000	C5750499	3,000	D010317A	1,000	D106996A	1,000
A8687032	6,000	A9614802	1,000	B2708464	1,000	B7463168	2,000	C1934773	4,000	C3509808	1,000	C4589031	2,000	C5754656	1,000	D0103595	1,000	D1072944	3,000
A8688454	1,000	A9616333	1,000	B2721452	1,000	B7480925 B7480933	2,000	C1971431	1,000	C3513376	1,000	C4592652	2,000	C5764805	1,000	D0110494	23,000	D1080742	4,000
A8688586	2,000	A9620063	6,000	B2721460	2,000	B7485838	2,000	C1998933	1,000	C3518378	1,000	C4596062	1,000	C5766786	1,000	D0125483	1,000	D1087267	1,000
A8692273	2,000	A9625251	1,000	B2738622	3,000	B7524272	2,000	C2007795	1,000	C3519749	1,000	C4603727	1,000	C5768770	2,000	D012617A	1,000	D1088794	29,000
A8697321	1,000	A9629117	1,000	B2759751	6,000	B7545733	1,000	C2014945	1,000	C3520038	1,000	C4605746	1,000	C5770945	1,000	D0128733	12,000	D1099133	1,000
A869926A	7,000	A9632347	2,000	B2768157	2,000	B7552667	1,000	C2045107	1,000	C3520895	3,000	C4606408	1,000	C5775017	1,000	D0129330	1,000	D1105958	5,000
A8700667	1,000	A9634587	1,000	B2843116	1,000	B755600A	3,000	C2059949	1,000	C3535434	1,000	C4614273	1,000	C5782064	4,000	D0138100	1,000	D1108949	1,000
A8703984	1,000	A9637144	1,000	B2849874	2,000	B7559556	1,000	C2061560	1,000	C353909A	1,000	C4630163	1,000	C5789611	2,000	D0139603	1,000	D1111540	3,000
A8707963	1,000	A9638442	1,000	B286198A	4,000	B7576566	1,000	C2065604	2,000	C3543496	2,000	C4651608	4,000	C5805048	1,000	D0144550	6,000	D1125908	1,000
A870848A	4,000	A9639716	1,000	B292115A	1,000	B7591530	1,000	C2066902	1,000	C3546290	1,000	C4652779	1,000	C5808896	1,000	D0150712	1,000	D1127196	1,000
A8710794	1,000	A9640137	1,000	B2944338	2,000	B7599639	1,000	C2097697	1,000	C355708A	5,000	C4657290	1,000	C5813822	1,000	D0156915	1,000	D1134680	1,000
A8716652	1,000	A9648197	16,000	B2955828	1,000	B7602982	2,000	C210765A	1,000	C3569053	1,000	C4659528	1,000	C5813873	1,000	D0157490	1,000	D1136152	1,000
A8721729	1,000	A9648235	2,000	B2965203	1,000	B7606465	1,000	C2113846	2,000	C3570582	5,000	C4665927 C4665935	1,000	C5814586	3,000	D0157520	1,000	D1139240	1,000
A8724558	1,000	A9650515	3,000	B2977104	4,000	B760716A	2,000	C2120869	1,000	C3572674	1,000	C466744A	1,000	C5816120	1,000	D0167402	3,000	D1141067	2,000
A872549A	1,000	A9651635	1,000	B2983392	4,000	B7607569	1,000	C212211A	1,000	C3598568	1,000	C4675787	2,000	C5817348	4,000	D0175618	1,000	D1141113	1,000
A8730388	1,000	A9667639	4,000	B3014393	3,000	B7631648	6,000	C2129785	1,000	C3599785	1,000	C4690786	1,000	C581764A	1,000	D0176533	4,000	D1141571	1,000
A873449	7,000	A9670419	1,000	B3031778	1,000	B7631656	6,000	C2135025	1,000	C3600082	6,000	C4697683	7,000	C5822457	1,000	D0179656	1,000	D1145879	1,000
A8734553	1,000	A9677960	1,000	B3039752	5,000	B7640221	3,000	C2183585	1,000	C3605963	1,000	C4701443	1,000	C5823577	4,000	D018014A	1,000	D1149521	1,000
A873622A	6,000	A9679831	2,000	B3047585	12,000	B7690903	7,000	C218672A	1,000	C3610452	2,000	C4701737	4,000	C582459A	2,000	D0180344	1,000	D115939A	23,000
A8737072	1,000	A9681844	2,000	B3077743	2,000	B771053A	2,000	C2196032	1,000	C3614210	1,000	C4702733	2,000	C5825138	3,000	D0181081	1,000	D1160991	1,000
A8740650	1,000	A969119A	1,000	B3085258	1,000	B7710971	2,000	C2210272	1,000	C3616396	1,000	C4717129	1,000	C5825553	2,000	D0182193	1,000	D1169956	1,000
A8741916	2,000	A9697589	1,000	B3094028	1,000	B774891A	3,000	C2212410	2,000	C3618941	1,000	C4718222	2,000	C5842172	1,000	D0185362	1,000	D1170946	5,000
A8743005	1,000	A9717849	1,000	B310855A	1,000	B7765210	1,000	C2213743	1,000	C3623082	1,000	C4718273	1,000	C5847212	2,000	D0187314	1,000	D1173597	1,000
A874365A	4,000	A9736444	3,000	B3108835	6,000	B7778398	1,000	C2219245	1,000	C3623686	5,000	C4721452	3,000	C5865393	2,000	D0195147	3,000	D1173899	1,000
A8745660	1,000	A9738277	1,000	B3113545	12,000	B7793362	1,000	C2249888	1,000	C3629420	3,000	C4723501	1,000	C5867019	1,000	D0208311	1,000	D1179242	1,000
A8753485	1,000	A9738994	3,000	B3165154	3,000	B7801004	1,000	C2253982	1,000	C3629501	1,000	C4727027	1,000	C5868686	1,000	D0209172	2,000	D1179897	1,000
A8776949	2,000	A9742746	1,000	B3175281	1,000	B7840999	1,000	C2270666	12,000	C363193A	5,000	C4735631	1,000	C5874708	2,000	D0210901	1,000	D1184971	6,000
A8780946	3,000	A9743505	1,000	B3209828	1,000	B7848728	1,000	C2276230	35,000	C3646678	1,000	C4743251	1,000	C5890452	1,000	D0211061	1,000	D1185277	2,000
A8787150	1,000	A9746598	6,000	B323606A	1,000	B7883310	7,000	C2311931	1,000	C3658714	4,000	C4743936	1,000	C589184A	1,000	D0213455	4,000	D1198786	1,000
A8787967	1,000	A9746830	1,000	B328434A	1,000	B7892387	1,000	C2335652 B2585036	1,000	C3666075	1,000	C4749993	1,000	C5900695	1,000	D0214478	1,000	D120316A	1,000
A8790844	2,000	A9752806	1,000	B3306963	1,000	B7901351	1,000	C2348789	2,000	C3667152	1,000	C4752536	7,000	C5904895	1,000	D021947A	1,000	D1217357	4,000
A8796214	1,000	A9752946	2,000	B340311A	1,000	B7906639	1,000	C2350651	1,000	C3675856	1,000	C4756213	1,000	C5905891	3,000	D022550A	2,000	D1226070	1,000
A8798926	3,000	A9754280	1,000	B3404477	1,000	B791660A	1,000	C2354541	1,000	C3683913	1,000	C4764704	3,000	C5912928	1,000	D0226115	3,000	D123876	1,000
A8800912	1,000	A9755414	1,000	B3476281	6,000	B7938921	1,000	C2362714	1,000	C3684170	1,000	C478103A	1,000	C591307A	1,000	D023326A	1,000	D1243714	2,000
A8801579	1,000	A9757220	3,000	B3478241	2,000	B7954080	1,000	C2373473	1,000	C3684529	1,000	C4788581	2,000	C5916575	3,000	D0240924	1,000	D1248937	1,000
A8809472	7,000	A9766602	1,000	B348747A	1,000	B7958892	1,000	C2373929	1,000	C3688222	1,000	C4789545	1,000	C5924098	1,000	D0254232	1,000	D1262697	2,000
A8820832	3,000	A977043A	1,000	B350420A	1,000	B7972305	1,000	C2375484 C3836159	2,000	C3688281	1,000	C478974A	1,000	C5924454	2,000	D0255557	1,000	D126374A	1,000
A8827519	6,000	A9777647	2,000	B3527781	1,000	B8041488	2,000	C2386125	1,000	C3689784	2,000	C4794875	4,000	C5927518	6,000	D0256863	1,000	D1268679	1,000
A8828566	1,000	A9778333	6,000	B3572051	1,000	B8052846	1,000	C2387555	1,000	C3700702	1,000	C4795715	1,000	C593106A	1,000	D0264009	1,000	D1272536	2,000
A8831249	5,000	A9781059	1,000	B3583738	3,000	B8054512	1,000	C2394101	2,000	C3706123	1,000	C4802142	1,000	C5933569	2,000	D0267156	3,000	D1276094	1,000
A8831281	2,000	A9784953	3,000	B3583908	3,000	B8070011	1,000	C2401795	1,000	C3708630	1,000	C4802681	1,000	C5936568	1,000	D0273229	1,000	D1283775	4,000
A8831702	1,000	A9787405	1,000	B3588861	1,000	B8078306	1,000	C2416571	1,000	C3722595	1,000	C4805346	1,000	C5938463	1,000	D027974A	1,000	D1285743	1,000
A8835457	1,000	A9790724	1,000	B3614226	1,000	B8088913	7,000	C2418620	1,000	C3731764	1,000	C4808574	1,000	C5945443	1,000	D0280217	1,000	D1288858	1,000
A8837034	1,000	A9799160	1,000	B3615702	1,000	B8112954	2,000	C2422946	1,000	C3735824	1,000	C4809384	1,000	C5961503	1,000	D0285618	3,000	D1295145	2,000
A8844480	1,000	A9801661	1,000	B364284A	1,000	B8148630	1,000	C2431449	1,000	C3736006	6,000	C481910A	1,000	C5966858	1,000	D0289095	6,000	D1298152	1,000
A8851339	4,000	A980265A	1,000	B3644613	6,000	B8152670	1,000	C2431694	1,000	C3759693	2,000	C4840524	1,000	C5969431	1,000	D0298671	2,000	D131307	2,000
A8852165	2,000	A9813546	1,000	B3648112	1,000	B8168038	4,000	C2435622	1,000	C3762015	1,000	C4841555	3,000	C597169A	1,000	D0300269	3,000	D1336631	1,000
A8853072	1,000	A981545A	3,000	B3685719	3,000	B8208854	1,000	C2437757	4,000	C3762228	1,000	C4844333	2,000	C5973641	1,000	D0303322	1,000	D133681A	4,000
A8860362	4,000	A9821050	1,000	B3686855	1,000	B8215370	1,000	C2455941	1,000	C3762619	2,000	C4847006	1,000	C5973897	1,000	D0303675 R4962281	1,000	D1343255	1,000
A8861563	1,000	A9824165	1,000	B3710055	1,000	B8218051	3,000	C2471491	1,000	C3763526	2,000	C4852433	1,000	C5975393	3,000	D0313077	3,000	D1344901	1,000
A8862950	1,000	A9829736	3,000	B3732563	12,000	B8244214	6,000	C2482345	3,000	C3767106	1,000	C485472A	1,000	C597673A	2,000	D0316823	1,000	D1345088	6,000
A8865755	1,000	A9841043	1,000	B3754257	1,000	B8254341	1,000	C2484216	1,000	C3771634	1,000	C4855807	1,000	C5979062	1,000	D0321533	6,000	D1345835	5,000
A8871135	2,000	A9843526	1,000	B3757019	2,000	B8268571	1,000	C2485808	1,000	C3777772	1,000	C4858431	2,000	C598192A	2,000	D0322556	1,000	D1346289	1,000
A8874428	1,000	A9844948	1,000	B3757027	1,000	B8271106	2,000	C2487118	1,000	C3801525	1,000	C4872612	1,000	C5987286	1,000	D0335666	5,000	D1352106	2,000
A8876285	1,000	A9848013	2,000	B3758600	1,000	B8285166	1,000	C2500513	4,000	C3805261	1,000	C488047A	1,000	C5994150	1,000	D0339823	1,000	D1359240	1,000
A8877079	5,000	A9852681	1,000	B380047A	2,000	B831333A	1,000	C2500998	5,000	C3807671	2,000	C488324A	1,000	C6000159	1,000	D0345874	1,000	D1359755	1,000
A8881459	1,000	A9857241	1,000	B3832789	1,000	B8369300	5,000	C2505035	7,000	C3808104	1,000	C4885129	1,000	C6003247	1,000	D0347125	2,000	D1367057	1,000
A8883702	1,000	A9871341	2,000	B3836946	1,000	B8370244	1,000	C2537557	1,000	C3808929	1,000	C4887288	1,000	C6004898	2,000	D0354350	2,000	D1368436	1,000
A8884075	1,000	A9874448	3,000	B3865598	1,000	B8384849	1,000	C2537573	1,000	C3824738	1,000	C489053A	1,000	C600491A	1,000	D0363988	1,000	D1369602	1,000
A8885276 A9264208	3,000	A9875282	2,000	B3870745	1,000	B8416562	1,000	C2549385	4,000	C3836205	3,000	C4893164	1,000	C6007811	1,000	D0365301	3,000	D1369645	1,000
A8889018	1,000	A9887191	1,000	B3872780	1,000	B8422236	2,000	C2551770	1,000	C384223A	2,000	C4897151	2,000	C601463A	6,000	D0366235	1,000	D137942A	1,000
A8894852	2,000	A9889216	1,000	B3920580	1,000	B8552016	1,000	C2556934	1,000	C3850135	3,000	C4898735	1,000	C6018384	1,000	D0367282	1,000	D1384113	1,000
A8912648	2,000	A9893167	1,000	B3993987	6,000	B8573757	3,000	C2560869	1,000	C3850968	1,000	C4898964	1,000	C6020419	1,000	D0372197	2,000	D1389735	7,000
A892252A	7,000	A9898711	2,000	B4004391	1,000	B8619919	1,000	C2561784	4,000	C3864755	2,000	C4901027	2,000	C6024244	6,000	D0377725	1,000	D1392779	1,000
A8923062	2,000	A9899173	1,000	B4128961	1,000	B8630130 E2181987	7,000	C2561938	1,000	C3865086	1,000	C4913203	1,000	C6026069	1,000	D0378136	2,000	D1396677	1,000
A892400A	7,000	A9900783	1,000	B4161136	1,000	B8631870	1,000	C2561970	2,000	C3865701	1,000	C4914439	3,000	C603049A	1,000	D0382745	1,000	D1398912	1,000
A8927556	1,000	A9907437	3,000	B4177385	1,000	B8668014	1,000	C2570473	3,000	C3867828	1,000	C491515A	1,000	C6031305	1,000	D0382974	1,000	D1398939	1,000
A8933203	1,000	A9910088	1,000	B4194387	1,000	B8671023	1,000	C2575313	1,000	C387445A	1,000	C4920234	1,000	C6037966	1,000	D0387569	1,000	D1399552	1,000
A8948332	1,000	A9910150	6,000	B4205842	1,000	B8676661 B845040A	1,000	C2595611	3,000	C3879974	1,000	C4923519	1,000	C6041270	1,000	D0388328	1,000	D1413989	1,000
A8949886	2,000	A9911106	1,000	B424996	1,000	B867829A	1,000	C2600054	1,000	C3880190	1,000	C4924558	3,000	C6045845	1,000	D0390896	4,000	D1417321	1,000
A8953581	6,000	A9918992	3,000	B4255246	1,000	B8683226	1,000	C2603606	1,000	C3880328	1,000	C4924655	1,000	C6045985	2,000	D0395995	1,000	D1420330	1,000
A8958842	4,000	A9921225	1,000	B4267309	1,000	B8699114	1,000	C2610521	1,000	C3880662	1,000	C4926011	1,000	C6046892	2,000	D0400557	2,000	D1425251	1,000
A8960073	1,000	A9930461	2,000	B4271462	1,000	B8703146	6,000	C2614918	23,000	C3883661	2,000	C4927867	4,000	C6051918	1,000	D0403866	2,000	D1428609	1,000
A8963897	5,000	A9931905	1,000	B4273740	1,000	B8720059	2,000	C2617291	4,000	C3885133	3,000	C4929142	3,000	C605562A	1,000	D040904A	1,000	D1436008	3,000
A8967000	1,000	A9940319	1,000	B4274720	1,000	B8729269	1,000	C2630727	1,000	C3886911	2,000	C4937617	1,000	C6064459	1,000	D041051A	1,000	D1436539	1,000
A8967205	1,000	A9944012	1,000	B4292680	1,000	B8746651	6,000	C2630735	1,000	C3893179	1,000	C4937692	2,000	C6079553	2,000	D0412687	2,000	D1437373	1,000
A896835A	4,000	A9946473	1,000	B4299820	2,000	B8780426	1,000	C2632371	1,000	C3894760	1,000	C4938036	1,000	C6085863	1,000	D0412725	1,000	D1438485	2,000
A8976298	2,000	A9946899	1,000	B4351695	1,000	B8787838	1,000	C2632041	1,000	C3904738	1,000	C4939873	1,000	C6091227	2,000	D0415627	1,000	D1440463	1,000
A8976840	1,000	A9947216	6,000	B4358886	1,000	B8817001	1,000	C2635990	2,000	C390880A	6,000	C4940235	3,000	C6092657	1,000	D042801A	1,000	D1449320	1,000
A897726A	2,000	A995073A	1,000	B4367931	1,000	B8825411	1,000	C2649851	1,000	C3909520	2,000	C494768A	1,000	C6108952	3,000	D0429210	2,000	D1460871	1,000
A8978312	2,000	A9955049	1,000	B4393061	2,000	B8827244	6,000	C264986A	2,000	C3917329	4,000	C4956298	1,000	C6111554	1,000	D0433781	3,000	D1462955	1,000
A8978959	1,000	A9964285	2,000	B4430595	1,000	B8830504	1,000	C267385A	1,000	C3917485	6,000	C4961232	1,000	C6119385	1,000	D0435652	4,000	D1468171	1,000
A8982697	2,000	A9967799	1,000	B4435872	1,000	B8836278	1,000	C2684304	1,000	C3922349	1,000	C4970177	3,000	C6128201	5,000	D0441849	1,000	D1469089	1,000
A8992676	1,000	A9981783	1,000	B4438510	1,000	B8837118	4,000	C2685742	1,000	C3925917	1,000	C4974180	1,000	C6142093	1,000	D0444228	1,000	D1469429	3,000
A9000324	1,000	A9984901	1,000	B4439940	1,000	B8841247	1,000	C2689381	1,000	C3929580	2,000	C4983058	1,000	C614357A	2,000	D0449726	6,000	D1474023	1,000
A9001584	1,000	A9986920	1,000	B4485535	1,000	B8873831	24,000	C2689535	1,000	C393391A	1,000	C4989285	1,000	C6145696	1,000	D0451666	1,000	D1484509	1,000
A9011970	2,000	A9990359	1,000	B4527696	1,000	B887384A	24,000	C2690800	2,000	C394363A	1,000	C4995986	1,000	C6154210	1,000	D045794A	1,000	D1493516	1,000
A9012535	1,000	A9990413	4,000	B4534617	2,000	B8888871	2,000	C269881A C2555347	1,000	C3954712	1,000	C5002743	1,000	[illegible]	[illegible]				
[illegible]	1,000	[illegible]	[illegible]	[illegible]	[illegible]														

Page 4

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
D1509714	1,000	D2337437	2,000	D3147496	1,000	D3973191 D354424A		D4767854	1,000	D5528470	1,000	D6500332	1,000	D8487953	2,000	E1858428	1,000	E3272390	12,000
D152229A	1,000	D233988A	1,000	D3149901	6,000		5,000	D477026A	3,000	D5529086	1,000	D6504613	1,000	D8499374	3,000	E1865815	1,000	E3295633	6,000
D1523296	4,000	D2342732	1,000	D315137A	2,000	D3975089	1,000	D4772807	2,000	D5541213	1,000	D6512160	7,000	D8500968	2,000	E1866854	1,000	E3302958	1,000
D152909A	1,000	D2343674	1,000	D3159877	2,000	D3977049	1,000	D4773749	1,000	D5541612	2,000	D651466A	1,000	D8502650	3,000	E1871513	1,000	E331297A	1,000
D1536363	1,000	D2344808	1,000	D3160050	5,000	D3979378	2,000	D4777361	6,000	D5544557	2,000	D6517421	1,000	D8503126	2,000	E1873818	4,000	E332241A	1,000
D1544668	1,000	D2351456	1,000	D3164463	1,000	D3985653	3,000	D4781334	1,000	D5547890	5,000	D6522263	4,000	D8512338	2,000	E1878003	6,000	E3325923	1,000
D1554892 A2208078	5,000	D235384A	1,000	D3167748	1,000	D3986412	1,000	D4782446	1,000	D5549605	1,000	D6529497	1,000	D8514357	1,000	E1882442	1,000	E3333314	2,000
D1555228	2,000	D2358558	2,000	D3168655	1,000	D3987311	1,000	D4783906	1,000	D5552312	1,000	D6540563	1,000	D8523003	1,000	E1885077	1,000	E3335562	3,000
D1563883	2,000	D2360269	1,000	D3176712	3,000	D399041A	1,000	D4786271	2,000	D5554919	1,000	D6556532	1,000	D852607A	1,000	E1886340	3,000	E3340191	1,000
D1563891	2,000	D2365112	2,000	D3176739	6,000	D3993338	1,000	D4786441	1,000	D5563381	1,000	D6556958	12,000	D852686A	1,000	E1889935	2,000	E334104A	2,000
D1566165	1,000	D2365708	2,000	D3184294	1,000	D3996892	1,000	D478726A	1,000	D5568294	1,000	D6557415	1,000	D8536628	1,000	E1893096	2,000	E3344731	1,000
D157382A	1,000	D2366674	2,000	D3186629	2,000	D3999247	7,000	D478936A	1,000	D5582750	2,000	D6560696	1,000	D8540757	1,000	E1902591	4,000	E3345010	1,000
D1577930	1,000	D236759A	1,000	D3190405	1,000	D400012A	1,000	D4793316	6,000	D5591601	1,000	D6564381	1,000	D8541176	1,000	E190813	6,000	E3345266	6,000
D1581555	1,000	D2367964	1,000	D3191282	2,000	D4003706	1,000	D4797583	1,000	D559161A	1,000	D6574549	3,000	D8544507	3,000	E1916290	3,000	E3350642	1,000
D158354A	6,000	D236924A	1,000	D3199526	6,000	D4004893	1,000	D4799977	2,000	D5592020	2,000	D6584226	1,000	D8551376	1,000	E1933632	1,000	E336676A	4,000
D1587995	1,000	D2369770	1,000	D3206476	5,000	D4011660	1,000	D4808011	4,000	D5593388	1,000	D6588035	4,000	D8551511	1,000	E1936151	1,000	E3367170	1,000
D1588118	1,000	D2378389 G5978563	4,000	D3206581	1,000	D4012632	1,000	D4810539 A1772921	1,000	D5593663	1,000	D659051A	2,000	D8553522	1,000	E1951878	1,000	E3369114	2,000
D1588630	3,000	D2381800	4,000	D320919A	1,000	D401466A	4,000	D4812027	1,000	D5613281	2,000	D6590676	3,000	D8559156	1,000	E1954206	1,000	E3370333	2,000
D159309A	1,000	D2381819	1,000	D321309A	1,000	D4015801	5,000	D4813643	1,000	D5614210	3,000	D6594124	3,000	D8576298	1,000	E1959178	1,000	E3372786	1,000
D1601300	1,000	D2382602	4,000	D3214681	2,000	D4016638	1,000	D4820984	1,000	D5616078	1,000	D6595848	1,000	D8578460	1,000	E1961520	3,000	E3376722	1,000
D1609425	1,000	D2386586	1,000	D3215157	2,000	D4017774	1,000	D4824939	1,000	D5617333	7,000	D6596542	1,000	D8578746	1,000	E1966492	2,000	E3383591	2,000
D1612523	12,000	D2387396	1,000	D3225489	1,000	D4023154	1,000	D4826443	1,000	D5623511	4,000	D659972A	1,000	D8579025	2,000	E1968320	1,000	E3387058	22,000
D1614518	1,000	D2390842	1,000	D3233120	2,000	D4023529	1,000	D4831137	2,000	D5629536	1,000	D6600531	1,000	D8591939	2,000	E1974533	1,000	E3391699	2,000
D1617371	5,000	D2392578	7,000	D3235832	1,000	D4026471	1,000	D4836678	1,000	D5637679	1,000	D6600884	2,000	D8596620	1,000	E1976269	1,000	E3395166	3,000
D1623797	1,000	D2393477	1,000	D3236669	1,000	D4026730	1,000	D4836902	3,000	D5638519	6,000	D6606726	1,000	D8598399	1,000	E1996383	2,000	E3397355	2,000
D1624971	3,000	D2393531	1,000	D3238238	3,000	D4029497	1,000	D4847823	1,000	D5639515	5,000	D6620028	3,000	D9859298	1,000	E1997398	1,000	E3400550	1,000
D1627504	1,000	D2401844	1,000	D3248691	5,000	D403461A	1,000	D4858086	1,000	D5640459	2,000	D6620583	2,000	E0004654	1,000	E2020959	1,000	E3417879	6,000
D1628683	1,000	D2401992	1,000	D3249965	6,000	D4036590	1,000	D4858302	1,000	D5650306	1,000	D6622020	2,000	E0021222	1,000	E2034143	3,000	E3419855	3,000
D1629329	2,000	D2404843	1,000	D3252893	1,000	D4038291	3,000	D4861648	3,000	D5661383	2,000	D6625992	1,000	E0031147	1,000	E2037649	3,000	E3421590	1,000
D1630041	1,000	D2406900	1,000	D325456A	7,000	D4039034	12,000	D4873727	1,000	D5664056	1,000	D6631933	1,000	E0037420	1,000	E2038149	1,000	E3428153	1,000
D1646517	1,000	D2408997	1,000	D3254918	1,000	D4039093	1,000	D4875266	2,000	D566532A	1,000	D6634428	1,000	E0067133	1,000	E2040380	1,000	E3430840	5,000
D1649567	1,000	D2413605	1,000	D3255388	7,000	D4042361	1,000	D4881134	1,000	D5667063	6,000	D663455A	1,000	E0071947	2,000	E2043770	3,000	E3433688	1,000
D1670477	1,000	D2426464	1,000	D3259294	2,000	D4044127	2,000	D4881258	1,000	D5671141	1,000	D6639519	3,000	E0083619	1,000	E2050254	1,000	E3439430	1,000
D1671414	7,000	D2428882	2,000	D3260705	1,000	D4044259	1,000	D4881533	5,000	D567230A	1,000	D6644717	2,000	E0084852	1,000	E2060209	1,000	E3445333	4,000
D1683951	2,000	D2429099	1,000	D3268528	2,000	D4048491	1,000	D488267A	1,000	D5682127	2,000	D6647295	2,000	E0087142	1,000	E2069257	2,000	E3452437	3,000
D1685105	1,000	D2432081	3,000	D3268900	6,000	D405291A	1,000	D4886934	3,000	D5683468	7,000	D6657371	2,000	E0110756	1,000	E2072681	2,000	E345264A	4,000
D1686233	1,000	D2436834	2,000	D3270832	1,000	D4060076	2,000	D4887744	1,000	D5686637	2,000	D6664890	1,000	E0124668	1,000	E210804A	1,000	E3462491	3,000
D1688961	1,000	D2439124	1,000	D3276016	1,000	D4062842	1,000	D4890249	1,000	D5688680	1,000	D667666A	1,000	E0164171	2,000	E2112179	1,000	E3463161	3,000
D1691962	2,000	D2440440	4,000	D3278205	1,000	D4063644	3,000	D4890710	1,000	D5690286	1,000	D6686533	1,000	E0173707	1,000	E2120333	2,000	E3463358	1,000
D1693671	2,000	D2458242	1,000	D3280404	1,000	D4067070	6,000	D4892942	1,000	D5690766	1,000	D668865A	1,000	E0193252	6,000	E2127214	3,000	E3464230	1,000
D1696026	1,000	D2459567	1,000	D3285120	1,000	D4069006	3,000	D4898002	2,000	D5701954	6,000	D6689419	1,000	E0203630	1,000	E2127710	3,000	E3467930	1,000
D1696158	1,000	D2463742	1,000	D3288669	1,000	D407560A	1,000	D489905A	2,000	D5711089	2,000	D6695338	1,000	E0215248	1,000	E2132439	2,000	E3470362	1,000
D1698401	2,000	D2473152	1,000	D3291430	4,000	D4076622	2,000	D4899947	1,000	D5712050	3,000	D6702490	1,000	E0217488	3,000	E2139670	1,000	E3472217	3,000
D1699416	3,000	D2473160	1,000	D3296696	1,000	D407705A	6,000	D4902433	2,000	D5715947	1,000	D6704469	5,000	E0222951	1,000	E2144011	2,000	E3476883	1,000
D1702697	1,000	D2473969	1,000	D3302157	1,000	D4077637	12,000	D4903006	1,000	D5721874	2,000	D6704523	4,000	E0239104	1,000	E2146952	5,000	E3482344	1,000
D171198A	3,000	D2475163	2,000	D330379A	1,000	D4080107	4,000	D490536A	1,000	D5725144	1,000	D6707247	3,000	E024518A	1,000	E215615A	1,000	E3484037	1,000
D1722531 D4846274	2,000	D2477174	1,000	D3304621	1,000	D4081359	1,000	D4913303	2,000	D5731799	1,000	D6709738	1,000	E0245473	1,000	E2156303	1,000	E3485300	3,000
D1733495	1,000	D2483727	1,000	D3311377	1,000	D4089341	2,000	D4916043	1,000	D5731802	3,000	D6713808	3,000	E0262548	1,000	E2159124	2,000	E3489179	1,000
D1746201	1,000	D2484510	2,000	D3315135	1,000	D4096895	1,000	D4917716	1,000	D5734712	1,000	D6713816	1,000	E0284975	1,000	E2164330	6,000	E3505573	1,000
D1766040	5,000	D2492718	7,000	D3319130	1,000	D4097212	5,000	D4921276	1,000	D5735662	2,000	D6721495	1,000	E0294784	1,000	E2165310	1,000	E3507770	1,000
D1770188	1,000	D2499283	3,000	D3320457	1,000	D4098308	1,000	D4924097	1,000	D5740070	1,000	D6731024	6,000	E0314726	2,000	E2173313	1,000	E3509935	1,000
D1771079 D2068150	2,000	D2504562	2,000	D3321194	1,000	D4101996	6,000	D4924518	3,000	D5743193	1,000	D673161A	1,000	E0315811	1,000	E217834A	1,000	E351047A	2,000
D1779991	1,000	D2508061	1,000	D3327060	2,000	D4104286	4,000	D4924917	1,000	D5743665	1,000	D6736131	1,000	E0316389	2,000	E2184846 B8240472	1,000	E3531329	1,000
D1789334	2,000	D250967A	1,000	D3335535	1,000	D4104839	2,000	D4931077	1,000	D5744440	1,000	D6739505	1,000	E0321900	1,000	E2195643	1,000	E3537777	1,000
D1793064	3,000	D2509831	1,000	D3350232	1,000	D4108818	1,000	D4935730	1,000	D5744939	1,000	D6745157	1,000	E0333526	2,000	E2203786	1,000	E3543068	2,000
D1796748	4,000	D2511275	3,000	D3351166	1,000	D4117965	1,000	D4938217	1,000	D5745757	17,000	D6749136	1,000	E033624A	1,000	E2204189	4,000	E356085A	1,000
D179866A	1,000	D2516579	1,000	D3351735	1,000	D4118511	2,000	D4940564	1,000	D5753059	12,000	D6750991	1,000	E0345346	12,000	E2207730	16,000	E356331A	1,000
D1808630	1,000	D2517141	6,000	D3353142	7,000	D4120125	1,000	D4946481	2,000	D5761558	4,000	D6757430	3,000	E0346814	1,000	E2209083	1,000	E3568729	1,000
D183206A	1,000	D2517257	1,000	D336182A	1,000	D4120621	1,000	D4954247	1,000	D5781281	1,000	D6762205	2,000	E0347071	1,000	E2222764	1,000	E3579305	2,000
D1835158	2,000	D2519616	4,000	D3363776	1,000	D4121008	5,000	D4955073	1,000	D5782040	1,000	D6767193	2,000	E0392549	1,000	E222354A	6,000	E359536A	1,000
D183741A	4,000	D2523303	1,000	D3368115	2,000	D4124651	1,000	D4963157	1,000	D578941A	1,000	D6769315	1,000	E0392603	1,000	E2224031	3,000	E3603370	1,000
D1845188	1,000	D2532388	2,000	D3386539	6,000	D4125089	1,000	D4966938	2,000	D5792593	1,000	D6782958	1,000	E0421247	1,000	E2224449	1,000	E3605004	1,000
D1851099	1,000	D2532469	1,000	D3387616	1,000	D4142056	3,000	D4976232	2,000	D5794561	1,000	D6787534	1,000	E0428519	1,000	E2226581	1,000	E3605748	1,000
D1852338	2,000	D2546281	2,000	D339373A	1,000	D4146337	2,000	D4978197	3,000	D5794987	3,000	D6787674	1,000	E0430564	1,000	E2227081	1,000	E3608402	1,000
D1852508	1,000	D2549884	1,000	D3397158	3,000	D4154062	1,000	D497860A	1,000	D5799822	1,000	D6789618	1,000	E0434446	1,000	E2227677	1,000	E3612515	1,000
D1853164	3,000	D2550645	1,000	D3405185	1,000	D4164858	2,000	D4980701	2,000	D580477A	1,000	D6790012	1,000	E0435906	2,000	E223178A	3,000	E3619927 H3440712	2,000
D1856651	1,000	D2552621	1,000	D3405991	1,000	D4169086	2,000	D4980965	1,000	D580987	1,000	D6798145	1,000	E0462504	1,000	E2239373	1,000	E3630580	26,000
D1857216	2,000	D2557674	1,000	D3412513	1,000	D4169884	1,000	D4981112	3,000	D5810575	1,000	D6805265	1,000	E0468650	2,000	E2241637	2,000	E3642694	2,000
D1858727	1,000	D2558026	2,000	D341673A	1,000	D4174373	1,000	D4990774	3,000	D5814317	2,000	D6807004	2,000	E0476629	1,000	E2242226	1,000	E3645529	1,000
D1859618	2,000	D2563674	1,000	D3424554	1,000	D4181159	1,000	D4993099	1,000	D581483A	3,000	D6813136 D7009284	4,000	E0496794	1,000	E2242358	1,000	E3646037	1,000
D1862279	1,000	D2568722	1,000	D3424627	2,000	D4181868	1,000	D4995547	1,000	D5824029	1,000	D682183A	1,000	E0514210	2,000	E2258270	1,000	E3666615	3,000
D1865103	2,000	D2569753	2,000	D3426646	4,000	D4187122	1,000	D4996969	2,000	D5824592	1,000	D6822593	3,000	E0516124	6,000	E2258998 A0622209	3,000	E3675460	1,000
D1865251	6,000	D2570107	24,000	D3433480	3,000	D4189346	1,000	D5000581	1,000	D5824703	2,000	D6825320	1,000	E052304A	1,000	E2259390	3,000	E369113A	1,000
D1868994	1,000	D2578094	2,000	D3436420	1,000	D420289A	2,000	D5005028	1,000	D5831564	5,000	D6826483	1,000	E0548727	1,000	E2260321	5,000	E3691954	1,000
D1869860	1,000	D2580021	2,000	D3439950	1,000	D4205775	1,000	D5006024	4,000	D583170A	2,000	D6842845	5,000	E0553836	1,000	E2267369	3,000	E3693825	2,000
D187062A	1,000	D2580145	6,000	D3444288	1,000	D4207816	1,000	D5006628	1,000	D5832269	1,000	D6845585	1,000	E0560115	1,000	E2267393	1,000	E3695828	1,000
D1877756	1,000	D2591155	1,000	D3447112	1,000	D4207980	2,000	D5011494	1,000	D5834601	1,000	D6854193	1,000	E0564366	1,000	E2268756	1,000	E3698738	1,000
D1877845	2,000	D2591228	1,000	D3447783	1,000	D4207999	1,000	D501292A	1,000	D5835039	1,000	D6867120	1,000	E056661A	1,000	E2271056	1,000	E3700104	5,000
D1891139	1,000	D2593379	1,000	D3450911	1,000	D4208049	1,000	D5016143	2,000	D5836701	1,000	D6870881	1,000	E0570463	1,000	E2275000	6,000	E3739914	6,000
D189118A	1,000	D2597765	1,000	D3451365	6,000	D4216890	3,000	D5028168	1,000	D5839751	1,000	D687870A	1,000	E0574086	2,000	E2278174	1,000	E3745817	2,000
D1893034	1,000	D2601665	1,000	D3452434	1,000	D4218648	2,000	D5031266	2,000	D5840717	1,000	D6879218	2,000	E0586823	2,000	E2280578	1,000	E3747135	1,000
D1898737	2,000	D260284A	1,000	D3453597	2,000	D4224648	4,000	D5036594	6,000	D5843023	1,000	D6879269	1,000	E0588656	1,000	E2283488	1,000	E3747720	1,000
D1900294	1,000	D2603625	1,000	D3453686	6,000	D4225032	3,000	D5039178	3,000	D5847010	6,000	D6882103	2,000	E060983	1,000	E2300986	4,000	E3750314	1,000
D1908619	1,000	D2621623	1,000	D3456464	1,000	D4227329	1,000	D5044309	1,000	D5852448	1,000	D6891153	1,000	E0618164	1,000	E230714A	1,000	E3757149	3,000
D1911520	2,000	D2632021	1,000	D3461603	1,000	D4229704	5,000	D5044333	1,000	D5852626	2,000	D6891161	2,000	E0623133	1,000	E2322963	1,000	E3767500	1,000
D1912160	2,000	D2637244	2,000	D3462367	1,000	D422997	1,000	D5045461	1,000	D586067A	1,000	D6893199	2,000	E0637037	1,000	E2323420	5,000	E3771591	1,000
D1914686	7,000	D2642116	4,000	D3463940	2,000	D4230966	1,000	D5053510	1,000	D5862400	1,000	D6896848	1,000	E0640003	1,000	E2323595	1,000	E3779185	1,000
D192519A	1,000	D2652650	1,000	D3464971	1,000	D4232411	1,000	D5055696	1,000	D5867712	4,000	D6903100	1,000	E0660004	2,000	E2326799	3,000	E3781333	2,000
D1927443	1,000	D2658330	1,000	D3465285	1,000	D4237499	1,000	D505570A	2,000	D5870853	2,000	D6904182	2,000	E0661957	1,000	E2328287	1,000	E3783859	1,000
D1931734	1,000	D2659892	1,000	D3470661	1,000	D4237510	2,000	D5055718	3,000	D5871701	1,000	D6912819	1,000	E0706810	1,000	E2335275	3,000	E3784499	2,000
D1935489	1,000	D2660831	6,000	D3473334	1,000	D424133A	1,000	D5057729	1,000	D5872333	1,000	D6927816	1,000	E0717529	4,000	E2336697	1,000	E3789644	1,000
D1937341	1,000	D266781A	2,000	D3478506	1,000	D4245327	1,000	D506041A	1,000	D5872996	3,000	D6930833	1,000	E0740547	1,000	E233791A	2,000	E3807944	1,000
D1939263	3,000	D267025A	1,000	D3478816	1,000	D424911A	2,000	D5061696	1,000	D5881308	1,000	D6931414	1,000	E0752278	6,000	E2338444	2,000	E3815130	1,000
D1941772	5,000	D2670306	1,000	D3484360	1,000	D4252730	1,000	D5068119	3,000	D5887500	1,000	D6950176	1,000	E0780700	1,000	E2342417	2,000	E381682A	4,000
D194786A	3,000	D2684587	1,000	D3485944	1,000	D4252978	1,000	D506816A	2,000	D5895600	2,000	D6950842	1,000	E0781073	2,000	E236870A	4,000	E381780A	2,000
D1948254	1,000	D2685346 D2685338	1,000	D3495745	1,000	D4256094	2,000	D5068836	1,000	D5896976	1,000	D6964274	1,000	E0785125	1,000	E2368939	1,000	E3818601	2,000
D195288A	1,000	D2685486	1,000	D3500730	1,000	D4257406	1,000	D5070636	1,000	D5906386	3,000	D6978453	1,000	E0786172	1,000	E2375145	1,000	E3820010	3,000
D1960475	1,000	D2694345	1,000	D3504841	4,000	D4258550	1,000	D507206A	1,000	D590748A	1,000	D6979506	1,000	E0789996	1,000	E2379043	1,000	E3820568	1,000
D1961293	1,000	D2694876	6,000	D3509924	4,000	D4261098	1,000	D5078025	2,000	D5908176	1,000	D6979581	1,000	E0808788	1,000	E2380602	1,000	E3825322	4,000
D1961986	1,000	D2697190	4,000	D3510965	1,000	D4261578	1,000	D5079145	1,000	D5909725	2,000	D6980334	3,000	E0824686	1,000	E2382036	3,000	E383884A	1,000
D1963121	3,000	D2697824	7,000	D3513395	2,000	D4261640	1,000	D5081778	1,000	D5911851	2,000	D6991344	1,000	E0835661	1,000	E2402673	1,000	E3841417	1,000
D1963512	1,000	D2702429	1,000	D3513956	1,000	D4268998	1,000	D508355A	1,000	D5916039	1,000	D6993819	1,000	E0843117	1,000	E2408949	3,000	E3841468	5,000
D1968395	2,000	D2708672	4,000	D3514227	5,000	D4276680	6,000	D5087970	1,000	D5921199	1,000	D6996842	2,000	E0852450	1,000	E2440826	1,000	E384212A	1,000
D1970748	4,000	D2710324	1,000	D3520146	1,000	D427775A	1,000	D5093970	1,000	D5925119	1,000	D7005475	1,000	E0857711	1,000	E244614A	2,000	E3842715	1,000
D1974131	1,000	D2712440	1,000	D352415A	6,000	D4281072	1,000	D5096880	1,000	D5925283	1,000	D7006145	1,000	E0885316 E0978551	1,000	E2446468	1,000	E3844505	1,000
D1976274	3,000	D2714354	1,000	D3533469	1,000	D4283091	1,000	D5098611	2,000	D5927588	1,000	D7007907	1,000	E0888218	1,000	E2449483	1,000	E3850165	1,000
D1976649	1,000	D2715067	1,000	D3535062	1,000	D4284934	3,000	D5101833	2,000	D592967A	1,000	D701170A	2,000	E0897616	1,000	E2478661	1,000	E385389A	6,000
D1977440	1,000	D2716306	2,000	D3538770	1,000	D4285086	1,000	D5102481	1,000	D5934215	5,000	D7014377	1,000	E0898175	1,000	E2483339	1,000	E385649A	1,000
D1977564	1,000	D2719089	1,000	D3539084	1,000	D4285922	2,000	D5106584	7,000	D5939268	1,000	D7014520	1,000	E0902067	1,000	E2485110	1,000	E3858212	1,000
D1986016	1,000	D272354A	1,000	D3541615	4,000	D4286481	1,000	D5114005	1,000	D5939551	1,000	D7015586	1,000	E0905198	1,000	E2489469	1,000	E3862139	1,000
D1996208	1,000	D2731208	2,000	D3543154	1,000	D4288751	2,000	D5116202	5,000	D5942048	1,000	[illegible]	1,000	E0907190	1,000	[illegible]	[illegible]	[illegible]	[illegible]

										D5916039	1,000	D6993819	1,000	E0843117	1,000	E2408949	3,000	E3841468	5,000
D1968395	2,000	D2708672	4,000	D3514227	5,000	D4276680	6,000	D5087970	1,000	D5921199	1,000	D6996842	2,000	E0852450	1,000	E2440826	1,000	E384212A	1,000
D1970748	4,000	D2710324	1,000	D3520146	1,000	D427775A	1,000	D5093970	1,000	D5925119	1,000	D7005475	1,000	E0857711	1,000	E244614A	2,000	E3842715	1,000
D1974131	1,000	D2712440	1,000	D352415A	6,000	D4281072	1,000	D5096880	1,000	D5925283	1,000	D7006145	1,000	E0885316 E0978551	1,000	E2446468	1,000	E3844505	1,000
D1976274	3,000	D2714354	1,000	D3533469	1,000	D4283091	1,000	D5098611	2,000	D5927588	1,000	D7007907	1,000	E0888218	1,000	E2449483	1,000	E3850165	1,000
D1976649	1,000	D2715067	1,000	D3535062	1,000	D4284934	3,000	D5101833	2,000	D592967A	1,000	D701170A	2,000	E0897616	1,000	E2478661	4,000	E385389A	6,000
D1977440	1,000	D2716306	2,000	D3538770	1,000	D4285086	1,000	D5102481	1,000	D5934215	5,000	D7014377	1,000	E0898175	1,000	E2483339	1,000	E385649A	1,000
D1977564	1,000	D2719089	1,000	D3539084	1,000	D4285922	2,000	D5106584	7,000	D5939268	1,000	D7014520	1,000	E0902067	1,000	E2485110	1,000	E3858212	1,000
D1986016	1,000	D272354A	1,000	D3541615	4,000	D4286481	1,000	D5114005	1,000	D5939551	1,000	D7015586	1,000	E0905198	1,000	E2489469	1,000	E3862139	1,000
D1996208	1,000	D2731208	2,000	D3543154	1,000	D4288751	2,000	D5116203	5,000	D5942048	1,000	D7018518	1,000	E0907190	1,000	E2494942	1,000	E3870255	1,000
D1997778	1,000	D2731534	1,000	D3544150	6,000	D4289596	1,000	D5126437	1,000	D5945594	4,000	D7021195	1,000	E0907204	2,000	E2503984	5,000	E3873386	1,000
D2000440	1,000	D2737583	2,000	D3549829	1,000	D4292600	1,000	D5127808	1,000	D5947732	1,000	D7024402	1,000	E0909533	1,000	E2506983	4,000	E3877403	1,000
D2001390	6,000	D2746361	1,000	D3553699	1,000	D4295685	3,000	D5128723	1,000	D595044A	1,000	D7028629	1,000	E0911112	1,000	E2511138	1,000	E3882903	1,000
D2003504	2,000	D2748208	4,000	D3555276	1,000	D4297564	1,000	D5130000	1,000	D5971161	1,000	D7034742	1,000	E0911414	1,000	E2519465	2,000	E3888359	1,000
D2004217	1,000	D2754577	1,000	D355573A	3,000	D4308183	1,000	D5130787	1,000	D5971250	2,000	D7037261	1,000	E0919520	1,000	E2522016	1,000	E3889940	2,000
D2006929	7,000	D2756340	1,000	D3558968	1,000	D4313683	2,000	D5130957	2,000	D5971757	2,000	D7052058	2,000	E0929054	1,000	E2522636	1,000	E3890604	2,000
D2008336	6,000	D2757002	1,000	D3567673	3,000	D4314531	1,000	D5132143	2,000	D5980675	1,000	D7053968	1,000	E0935402	1,000	E2537501	1,000	E3893956	6,000
D201073A	6,000	D2766753	1,000	D3571514	2,000	D4315244	1,000	D5136793	1,000	D598381A	1,000	D7055227	1,000	E0953400	2,000	E2542300	1,000	E389801A	2,000
D2016533	1,000	D2777208	7,000	D3581358	1,000	D4315317	1,000	D5143870	1,000	D5987238	1,000	D7061626	2,000	E096089A	1,000	E2543617	1,000	E3902491	1,000
D2016606	2,000	D2777313	1,000	D3588735	1,000	D4317549	1,000	D5146802	4,000	D5987971	3,000	D7064692	1,000	E0963740	1,000	E2544141	24,000	E3904192	2,000
D2018595	1,000	D2778816	1,000	D3590268	1,000	D4322232	2,000	D5148902	1,000	D5997373	1,000	D7066199	1,000	E0981447	1,000	E2551016	1,000	E3906896	1,000
D2019524	1,000	D2784859	3,000	D3592449	1,000	D4329873	1,000	D5150133	1,000	D6000097	1,000	D7066326	5,000	E0982222	7,000	E2556158	1,000	E3911210	2,000
D201980A	1,000	D2785278	1,000	D3594743	1,000	D4343442	1,000	D5153303	1,000	D600792A	7,000	D7067616	1,000	E098733A	3,000	E2600955	1,000	E3912020	1,000
D2022576	1,000	D2785472	5,000	D3598498	1,000	D4349033	2,000	D5159300	1,000	D6025545	2,000	D7068620	4,000	E0988689	1,000	E2613704	6,000	E391743A	1,000
D2023661	3,000	D2795826	1,000	D3609198	1,000	D4354266	2,000	D516276A	1,000	D6028269	1,000	D7069546	1,000	E0992023	1,000	E2625265	2,000	E3918894	1,000
D2028167	1,000	D2799732 E8983430	1,000	D3613012	1,000	D4354606	5,000	D5172447	2,000	D6031138	3,000	D707969A	1,000	E1006405	3,000	E2640361	1,000	E3919386	1,000
D2032342	1,000	D2800080	2,000	D3614647	1,000	D4378076	1,000	D5172781	1,000	D6040404	4,000	D750014A	1,000	E1020521	1,000	E2642267	1,000	E3926986	1,000
D2035511	1,000	D2802520	1,000	D3620663	1,000	D4381611	1,000	D5173095	1,000	D6052607	1,000	D7502797	1,000	E1039095	1,000	E2649490	2,000	E3931246	6,000
D2041708	1,000	D280275A	3,000	D3621163	1,000	D4386532	2,000	D5175527	1,000	D6059326	1,000	D7503068	1,000	E108502A	1,000	E2656381	2,000	E3931815	1,000
D2046351	2,000	D280776A	3,000	D3635210	2,000	D4387075	1,000	D5182876	1,000	D6061827	1,000	D7503181	1,000	E1087960	1,000	E2661512	1,000	E3933710	2,000
D2049369	6,000	D2810353	2,000	D3637825	1,000	D4399871	2,000	D5188351	1,000	D6062904	3,000	D7503912	2,000	E1088282	1,000	E2665739	1,000	E393671A	6,000
D2051762	2,000	D2812755	4,000	D3638724	5,000	D4403690	1,000	D518870A	3,000	D6062912	5,000	D7504005	3,000	E1099152	1,000	E2688127	4,000	E3938690	2,000
D2052203	3,000	D281491A	1,000	D364032A	1,000	D4408935	1,000	D5194688	3,000	D6064427	1,000	D7507977	4,000	E1100568	1,000	E2709426	1,000	E3939425	1,000
D2058279	1,000	D2815681	2,000	D3642012	4,000	D4409508	6,000	D5202869	1,000	D6069577	1,000	D7508868	1,000	E1109522	1,000	E2717402	3,000	E3944348	1,000
D2060532	1,000	D2822513	1,000	D3645747	1,000	D4410336	3,000	D521672A	1,000	D6077235	3,000	D751356A	1,000	E1110644	1,000	E2719138	1,000	E3945778	1,000
D2066301	2,000	D2823269	1,000	D3650732	1,000	D4413602	2,000	D5229856	1,000	D6097678	2,000	D7515139	1,000	E112937A	1,000	E2727092	5,000	E3950747	1,000
D2069629	1,000	D2824338	1,000	D3655025	1,000	D4422121	1,000	D5231532	1,000	D6109242	2,000	D7516461	2,000	E1130114	2,000	E2729524	2,000	E3953835	1,000
D2074657	6,000	D2828287	1,000	D3668410	1,000	D442759A	5,000	D5236798	6,000	D6118063	1,000	D7517972	1,000	E1132060	1,000	E2732894	1,000	E3953851	3,000
D2082153	1,000	D2831504	1,000	D3670793	2,000	D4437331	1,000	D524250A	1,000	D6118241	1,000	D7524200	1,000	E1138344	1,000	E273420A	1,000	E3955099	1,000
D2087945	1,000	D2831873	1,000	D3672159	1,000	D4439598	1,000	D5243115	1,000	D6120793	2,000	D7524820	1,000	E1144719	1,000	E2744132	1,000	E396182A	1,000
D2102529	1,000	D2832942	2,000	D3674097	2,000	D4442521	1,000	D5246998	1,000	D6122575	1,000	D7525061	1,000	E115479A	1,000	E2749568	1,000	E3970586	1,000
D2106885	2,000	D2840414	2,000	D3675166	1,000	D4444974	1,000	D5248540	1,000	D6123989	1,000	D752913A	1,000	E1158345	1,000	E275720A C6267090	7,000	E3984374	1,000
D2107393	2,000	D2840708	1,000	D368226A	1,000	D4446470	2,000	D5249202	2,000	D6126848	1,000	D8005754	6,000	E1166208	1,000	E2763218	1,000	E3985788	1,000
D2107997	2,000	D2841720	1,000	D3683835	1,000	D4448317	1,000	D5249873	1,000	D6128042	1,000	D8005789	1,000	E1179512	1,000	E2786358	6,000	E3992237	2,000
D2112036	1,000	D284455A	2,000	D3685773	1,000	D4468369	1,000	D5257299	1,000	D6128417	1,000	D8008583	1,000	E1204762	1,000	E2788199	4,000	E3997417	1,000
D2117011	1,000	D2846803	1,000	D3686486	1,000	D4468652	1,000	D5258678	1,000	D6131655	1,000	D8009865	1,000	E1208474	6,000	E2793273	1,000	E4002486	1,000
D2119634	2,000	D2847443	4,000	D3687466	1,000	D4470401	2,000	D525950A	1,000	D6140794	1,000	D8011711	1,000	E1213656	3,000	E2808815	1,000	E4011892	1,000
D2122279	1,000	D2851297	1,000	D3691846	1,000	D4471165	1,000	D5263507	3,000	D6145273	1,000	D8014680	2,000	E1229641	6,000	E2818217	2,000	E4014263	1,000
D2123593	1,000	D285573A	7,000	D3694802	1,000	D4488467	2,000	D5265100	1,000	D6145885	1,000	D801821A	1,000	E1236451	1,000	E2819434	1,000	E402580A	2,000
D2125332	1,000	D2861519	1,000	D3700926	4,000	D4488718	1,000	D5266794	1,000	D6146474	1,000	D8023221	1,000	E1241919	1,000	E2827321	1,000	E4040825	2,000
D2125340	1,000	D2862701	5,000	D371515A	1,000	D4492782	1,000	D5269025	1,000	D6147853	1,000	D8037656	1,000	E1251833	1,000	E2830187	1,000	E4056535	1,000
D2125472	1,000	D2867363	1,000	D3716407	2,000	D4500181	5,000	D5277001	1,000	D6149376	1,000	D8052337	1,000	E125476A	4,000	E2834123	1,000	E4060516	3,000
D2125553	1,000	D287744A	1,000	D3718515	1,000	D4503008	1,000	D5287724	1,000	D6149422	1,000	D805593A	1,000	E1255820	5,000	E2836460	1,000	E4060850	1,000
D2127483	1,000	D2877458	2,000	D3720277	1,000	D4508018	2,000	D528958	1,000	D6159576	1,000	D8058319	5,000	E1259524	1,000	E2842746	1,000	E4069025	1,000
D2131073	3,000	D2878063	1,000	D373779A	1,000	D4512651	3,000	D5289832	1,000	D6167560	1,000	D806632A	1,000	E128362A	1,000	E2848051	12,000	E406936A	1,000
D213241A	2,000	D2882419	2,000	D3745873	4,000	D4513801	5,000	D5292051	1,000	D6168621	2,000	D8070777	1,000	E1287161	2,000	E2852040	1,000	E4076110	2,000
D2139988	1,000	D2882958	1,000	D3749445	2,000	D452160A	1,000	D5302421	1,000	D6170545	3,000	D8076392	5,000	E1297736	1,000	E2860817	1,000	E4086159	1,000
D2140536	1,000	D2886309	1,000	D3753639	1,000	D4522053	3,000	D5304807	2,000	D6171576	1,000	D8094420	1,000	E1298724	1,000	E2870472	1,000	E4087082	1,000
D2141567	1,000	D2886600	3,000	D3753647	6,000	D4529449	1,000	D5310017	1,000	D6175539	5,000	D8112617	3,000	E1299445	1,000	E2877272	3,000	E4092116	1,000
D2148502	1,000	D288943A	2,000	D375516A	1,000	D4531389	1,000	D5310157	1,000	D6196390	1,000	D8117412	1,000	E1303604	1,000	E287740A	1,000	E4095344	1,000
D2151740	1,000	D2896568	2,000	D3755712	2,000	D4536755	1,000	D5310556	6,000	D6202072	1,000	D8127604	2,000	E1320495	1,000	E2891682	2,000	E4099331	1,000
D2152178	2,000	D2899389	1,000	D3759548	1,000	D4550839	1,000	D5328080	1,000	D6203206	2,000	D8138207	3,000	E1333074	1,000	E2891852	2,000	E4099366	1,000
D2154596	17,000	D2906547	1,000	D3760147	2,000	D4556683	2,000	D5330530	1,000	D6204229	1,000	D8144118	1,000	E1351307	3,000	E2895750	4,000	E4099757	4,000
D2160731	1,000	D2906857	1,000	D376052A	4,000	D4566654	3,000	D5333335	1,000	D6207805	2,000	D8153907	2,000	E1353091	2,000	E2896846	1,000	E4102723	1,000
D2168481	5,000	D2914760	1,000	D3760910	7,000	D456676A	6,000	D5334544	1,000	D6213465	1,000	D815587A	2,000	E1367122	1,000	E2897451	1,000	E410761A	1,000
D2171342	5,000	D2916607	1,000	D3760929	4,000	D4572581	2,000	D5339112	1,000	D621531A	3,000	D8166103	1,000	E1375311	3,000	E2900614	2,000	E4109493	1,000
D2171350	1,000	D2917433	1,000	D3763669	2,000	D457598A	1,000	D5341974	1,000	D6215700	2,000	D8168106	1,000	E1376911	7,000	E2910717	3,000	E4124905	2,000
D2182824	4,000	D2921856	1,000	D3770509	1,000	D4578350	1,000	D5345023	1,000	D622050A	1,000	D8173150	2,000	E1396831	1,000	E2915867	12,000	E4130247	6,000
D2188873	1,000	D2924936	3,000	D3771661	3,000	D4590342	3,000	D5348197	3,000	D6221077	1,000	D8173312	1,000	E1410664	5,000	E2917266	1,000	E4131227	1,000
D2188881	1,000	D2930022	1,000	D3772137	1,000	D4591926	3,000	D5349738	1,000	D6231099	1,000	D817386A	4,000	E1418886	1,000	E2929868	3,000	E4134641	1,000
D2190630	1,000	D2932130	1,000	D3774911	5,000	D4596596	1,000	D5355959	1,000	D6231250	1,000	D8187194	1,000	E1423758	1,000	E293389A	1,000	E414387A	1,000
D2194822	1,000	D2932408	1,000	D3794300	5,000	D4598890	1,000	D5357374	1,000	D6231803	1,000	D8187984	1,000	E1423871	1,000	E2939618	1,000	E4144140	1,000
D2200032	1,000	D2934974	2,000	D379534A	4,000	D4599277	6,000	D5369658	1,000	D6233253	1,000	D8192554	2,000	E142665A	1,000	E2954749	1,000	E4146046	2,000
D220240A	2,000	D2936640	2,000	D3797601	1,000	D4611196	1,000	D5371822	2,000	D6237798	1,000	D8198552	1,000	E1433044	1,000	E2965481	1,000	E4152402	1,000
D2202973	1,000	D2941253	1,000	D3801307	1,000	D4612451	2,000	D5372349	1,000	D6248919	1,000	D819882A	7,000	E1436531	1,000	E2998479	1,000	E4153468	5,000
D2203740	3,000	D2941385	5,000	D3804063	1,000	D461456A	1,000	D5372527	1,000	D6251626	1,000	D8199427	1,000	E1437902	1,000	E3009606	2,000	E4158400	3,000
D2205557	1,000	D294306A	7,000	D380604A	3,000	D4619251	1,000	D5381267	1,000	D6257381	1,000	D8206334	2,000	E1448521	1,000	E3011716	1,000	E4161258	1,000
D2210623	2,000	D295682A	1,000	D3808093	1,000	D4620233	1,000	D538150A	1,000	D6262113	1,000	D820708A	1,000	E1452790	1,000	E3013964	1,000	E4169283	1,000
D2213215	1,000	D2961920	2,000	D3815480	2,000	D4620241	1,000	D5382883	1,000	D626437A	1,000	D8214566	1,000	E1453983	2,000	E3028392	3,000	E4172357	2,000
D2221277	1,000	D2963230	1,000	D3817025	1,000	D4622252	1,000	D538388A	1,000	D6270973	2,000	D8217050	2,000	E1465876	2,000	E3038258	1,000	E4176468	3,000
D2221625	1,000	D2964369	1,000	D3818161	2,000	D4623941	1,000	D5384029	3,000	D6280790	1,000	D8225193	6,000	E1468077	1,000	E3041283	1,000	E4180058	1,000
D2223660	6,000	D2972191	1,000	D3821030	2,000	D4625154	1,000	D5391513	3,000	D6283641	2,000	D8229202	3,000	E1468956	3,000	E3042468	1,000	E4180678	1,000
D2224284	5,000	D2978785	1,000	D3821235	1,000	D4636903	1,000	D5392315	1,000	D6287779	1,000	D8233757	1,000	E148904A	1,000	E3043383	1,000	E4184193	1,000
D2224977	3,000	D2983878	3,000	D3826377	1,000	D464194A	6,000	D5399026	2,000	D6292764	1,000	D8236217	1,000	E1492318	6,000	E3043588	6,000	E4190452	1,000
D222733A	1,000	D298632A	3,000	D3827101	2,000	D4648081	2,000	D5404887	4,000	D6293620	2,000	D8238120	1,000	E1493020	2,000	E3047869	1,000	E419525A	2,000
D2227798	1,000	D2987008	5,000	D3828450	2,000	D4650841	1,000	D5404968	1,000	D6295259	1,000	D8242764	1,000	E1494302	3,000	E3051629	2,000	E4201063	3,000
D2227828	1,000	D2987075	2,000	D3833594	1,000	D4653182	3,000	D5405425	2,000	D6296697	1,000	D825147A	1,000	E1503891	1,000	E3052633	6,000	E4202884	1,000
D2227909	1,000	D2987288	1,000	D3834396	1,000	D4658559	2,000	D5408017	2,000	D6303111	4,000	D8258172	1,000	E1504251	1,000	E3054296	3,000	E4202906	1,000
D2229944	1,000	D2987377	1,000	D3835155	5,000	D4660529	1,000	D541050A	1,000	D6312064	1,000	D8264989	5,000	E1505215	1,000	E3055217	1,000	E4220300	1,000
D2230802	4,000	D2993784	1,000	D3840647	1,000	D4665172	4,000	D5421323	1,000	D6314482	1,000	D8267309	7,000	E1508206	1,000	E3056604	2,000	E422960A	1,000
D2230896	3,000	D3000436	1,000	D3843123	1,000	D4665512	1,000	D5426015	1,000	D6318631	1,000	D8284025	1,000	E1508931	1,000	E3069382 E3871049	1,000	E4232368	2,000
D2233445	2,000	D3000460	1,000	D3859771	2,000	D4668686	2,000	D5432023	1,000	D6327681	1,000	D8290211	1,000	E153780A	2,000	E307906A	1,000	E4241820	1,000
D2235596	1,000	D3007430	1,000	D386158A	7,000	D4671059	1,000	D5436819	1,000	D6329714	1,000	D829506A	1,000	E1540452	4,000	E3092945	1,000	E4242088	1,000
D2241472	6,000	D3009263	2,000	D3863949	3,000	D4671164	1,000	D5438609	2,000	D6332839	1,000	D8298875	1,000	E1552086	5,000	E3098900	1,000	E4245427	4,000
D2247373	1,000	D3016642	1,000	D3865585	1,000	D4673388	1,000	D5439389	1,000	D6335951	1,000	D8300330	4,000	E1555530	1,000	E3103262	1,000	E4247470	3,000
D2250927	2,000	D3017967	1,000	D3877931	1,000	D4681577	1,000	D5446644	2,000	D6339299	1,000	D830137A	1,000	E1571730	1,000	E3112016	1,000	E4253195 E6984383	1,000
D2251292	1,000	D3022510	1,000	D3883249	1,000	D4683626	1,000	D5449996	1,000	D6346171	1,000	D8315095	1,000	E158980A	1,000	E3112199	1,000	E4254396	1,000
D225390A	1,000	D3026737	1,000	D3883893	6,000	D4683685	2,000	D5452350	1,000	D6350071	1,000	D8320161	3,000	E1590077	1,000	E3121074	1,000	E4263247	1,000
D2257093	1,000	D3031447	3,000	D3885373	1,000	D4687532	3,000	D5453942	1,000	D6355286	1,000	D8331090	1,000	E1604361	1,000	E313401A	1,000	E4263980	1,000
D225714A	1,000	D3044689	4,000	D3887945	1,000	D4690452	1,000	D545597A	1,000	D6356703	1,000	D8343994	2,000	E1619539	2,000	E3143906	1,000	E4272823	3,000
D2260124	1,000	D305269A	1,000	D3888232	1,000	D4693966	1,000	D5457158	2,000	D6371591	1,000	D8344346	1,000	E1627175	1,000	E3146417	1,000	E4279437	5,000
D2261872	1,000	D3053181	1,000	D3893414	1,000	D4695659	5,000	D5458510	2,000	D6388443	1,000	D8345717	1,000	E1640961	1,000	E3159292	4,000	E4283507	7,000
D2267463	1,000	D3058051	1,000	D389478A	1,000	D4695691	1,000	D5459193	1,000	D6389113	1,000	D8361887	2,000	E1659298	1,000	E3159403	1,000	E4288150	2,000
D2268133	2,000	D3059848	5,000	D3901204	1,000	D469668A	1,000	D5463271	1,000	D6392726	1,000	D8368164	2,000	E1662906	1,000	E3161645	2,000	E4294126	1,000
D2269571	1,000	D3063292	5,000	D3904238	1,000	D4701829	5,000	D5464944	1,000	D6394257	1,000	D8370894	1,000	E1664933	1,000	E3165578	3,000	E4302390	1,000
D2274591	1,000	D3069932	1,000	D3905609	2,000	D4701853	1,000	D5465592	1,000	D6398910	1,000	D8380531	3,000	E1683547	1,000	E3171357	1,000	E4305810	1,000
D2281563	1,000	D3073964	1,000	D3906494	1,000	D4708599	1,000	D5471576	1,000	D6403906	1,000	D8393711	1,000	E1715627	1,000	E3180194	3,000	E4306590	1,000
D2283256	1,000	D3074804	2,000	D3908802	2,000	D4709102	1,000	D5472351	4,000	D6404007	6,000	D8396435	1,000	E1738252	1,000	E3191528	1,000	E4307368	1,000
D2283655	1,000	D3074847	1,000	D3909442	1,000	D4718292	2,000	D5478112	1,000	D6410988	6,000	D8397555	1,000	E1744724	1,000	E3194268	2,000	E4310172	2,000
D2284635	2,000	D3079741	1,000	D3924719	1,000	D4723598	1,000	D5481342	1,000	D6415238	3,000	D840280A	1,000	E1744961	2,000	E3201299	1,000	E4316200	1,000
D2287375	1,000	D308186A	6,000	D3926541	3,000	D4727372	1,000	D5490058	1,000	D6415904	1,000	D8408352	4,000	E1745208	1,000	E3201620	1,000	E4319218	1,000
D2287448	1,000	D3093345	1,000	D3927785	1,000	D4731515	2,000	D5493685	1,000	D6437622	1,000	D8408808	1,000	E1751895	1,000	E320882A	1,000	E4320121	1,000
D2290090	1,000	D3094910	3,000	D3931065	1,000	D4741642	1,000	D5495270	1,000	D6439064	1,000	D8413224	2,000	E1764547	22,000	E3210468	1,000	E432839A	4,000
D2292646	1,000	D3096247	2,000	D3933521	1,000	D4747128	1,000	D549892A	1,000	D6444238	2,000	D8422770	1,000	E1773481	1,000	E321226	1,000	E4333814	2,000
D2294436	1,000	D3099009	1,000	D3934986	4,000	D4749384	1,000	D5502994	1,000	D6449892	2,000	D8435090	7,000	E1788446	1,000	E3215052	3,000	E4337879	2,000
D2294746	1,000	D3119522	3,000	D393918A	1,000	D4752261	1,000	D5504105	1,000	D6455728	1,000	D8440779	2,000	E1791358	1,000	E3218957	1,000	E4338492	1,000
D2296587	2,000	D3119778	1,000	D3940412	2,000	D475471A	1,000	D5504261	1,000	D6455795	1,000	D8445118	1,000	E1793466	1,000	E3225368	1,000	E4339278	2,000
D2306175	1,000	D3121268	1,000	D3950906	1,000	D4755570	1,000	D550430A	1,000	D6455930	1,000	D844765A	1,000	E1800411	1,000	E3230396	2,000	E4344700	1,000
D2312116	7,000	D3124100	1,000	D3951104	5,000	D4756984	1,000	D5505926	1,000	D6462848	1,000	D8450502	3,000	E1809958 E0914723	2,000	E3245342	1,000	E4345383	12,000
D2324149	1,000	D3124879	2,000	D3952240	1,000	D4760140	1,000	D5508682	1,000	D6465383	1,000	D8452777	1,000	E181093A	2,000	E3250664	1,000	E4348382	5,000
D2325072	1,000	D3128211	1,000	D3953670	1,000	D4760345	1,000	D5509875	1,000	D646719A	5,000	D846824A	1,000	E1812479	1,000	E325130A	1,000	E4364221	7,000
D2325552	2,000	D3128262	1,000	D395412A	1,000	D4762658	2,000	D5514771	2,000	D6489401	6,000	D8472573	1,000	E1816024	3,000	E3257081	1,000	E4370515	1,000
D2328764	2,000	D3133045	2,000	D3956726	1,000	D4765339	6,000	D5518815	1,000	D6490973	1,000	D8473367	1,000	E1822199	2,000				
D2332974	1,000	D3139949	1,000	D3957757	1,000	D4766238													

Page 5

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
E4385113	3,000	E5571123	2,000	E6841884	1,000	E786439A	2,000	E8653457	1,000	E9520167	1,000	G0567352	2,000	G1675000	1,000	G2699779	1,000	G3868574	1,000
E4391679	1,000	E5575110	1,000	E6842058	1,000	E7871434	5,000	E8666435	1,000	E9520396	2,000	G057491A	3,000	G1676910	1,000	G2702990	1,000	G3871559	2,000
E4393736	1,000	E557548A	2,000	E6854013	3,000	E7872287	5,000	E8666575	1,000	E9530707	6,000	G0581843	2,000	G1678719	3,000	G2704764	1,000	G3872083	1,000
E4395402	1,000	E5577431	1,000	E6860595	1,000	E7876177	1,000	E8666826	1,000	E9530839	1,000	G0584478	4,000	G1679057	1,000	G2708573	1,000	G3872822	4,000
E4403510	1,000	E5580386	2,000	E6883293	1,000	E7899282	1,000	E867067A	4,000	E9545941	1,000	G0594155	2,000	G1680179	1,000	G2711752	1,000	G3873020	1,000
E4411122	1,000	E5581404	1,000	E6884923	1,000	E7899584	1,000	E867084A	2,000	E9548029	1,000	G0595321	1,000	G1683100	2,000	G2717564	1,000	G3874302	5,000
E4411432	1,000	E5587291	1,000	E6904045	1,000	E7919917	1,000	E8673423	6,000	E9549831	1,000	G0597936	1,000	G1683119	1,000	G2717920	2,000	G3875023	1,000
E4414229	1,000	E5588247	1,000	E691184A E6898061	2,000	E7924724	2,000	E8674683	1,000	E9553286	1,000	G0598215	1,000	G1686355	2,000	G2721618	1,000	G3879886	1,000
E4416612	1,000	E5590543	1,000	E6917821	1,000	E7927618	1,000	E8675701	1,000	E9555777	1,000	G0601216	1,000	G1690263	5,000	G2721723	7,000	G3888885	1,000
E4416922	5,000	E560546A	2,000	E6933223	4,000	E7927715	1,000	E868283A	3,000	E9557532	1,000	G0615624	1,000	G1694889	6,000	G2727748	1,000	G3889334	1,000
E4421683	1,000	E5607063	1,000	E6933436	1,000	E7932689	5,000	E8684964	2,000	E9558784	1,000	G0631417	1,000	G1698590	1,000	G2727756	1,000	G3891010	1,000
E4421942	1,000	E5615805	1,000	E6935897	2,000	E7932697	5,000	E8685936	1,000	E955908A	1,000	G0637938	1,000	G1704655	1,000	G273230A	1,000	G3901180	1,000
E442450A	2,000	E5621953	1,000	E6945442	1,000	E7933014	2,000	E8685944	1,000	E9572469	1,000	G0642699	1,000	G1704906	1,000	G2736909	1,000	G392041A	1,000
E4430232	3,000	E5624758	1,000	E6955014	1,000	E7942455	1,000	E8691480	1,000	E9573147	1,000	G0645892	1,000	G1708510	1,000	G2737085	1,000	G392525A	2,000
E4434483	6,000	E562796A	2,000	E6957645 D1505042	1,000	E7943710	23,000	E869773A	1,000	E9582979	3,000	G0646740	2,000	G1709851	1,000	G2741147	2,000	G3932647	1,000
E4435005	3,000	E5630790	1,000	E6962452	1,000	E7956766	6,000	E8699627	1,000	E9586087	1,000	G0647607	5,000	G1710884	1,000	G2749997	1,000	G3940526	1,000
E4437989	1,000	E563155A	4,000	E697793A	2,000	E7957991	1,000	E8702075	1,000	E9589663	1,000	G0653577	1,000	G1715592	1,000	G2752688	1,000	G3941867	1,000
E4449111	1,000	E5638147	6,000	E698294 H402412	4,000	E7960674	1,000	E8705597	2,000	E9590130	4,000	G0661561	1,000	G1729976	1,000	G2760400	2,000	G3944025	1,000
E445039A	1,000	E5644902	1,000	E698619A	1,000	E7963886	1,000	E8706488	1,000	E959246A	1,000	G0662142	1,000	G1730060	1,000	G2766107	6,000	G3945412	1,000
E4453607	1,000	E5649041	3,000	E6990634	1,000	E7966559	1,000	E870759A	3,000	E9595949	4,000	G066420A	2,000	G1730176	1,000	G2768509	2,000	G3948519	1,000
E4463270	7,000	E5650023	1,000	E6993498	1,000	E7990166	1,000	E8708324	1,000	E9603550	1,000	G0665613	1,000	G1731946	2,000	G2778466	1,000	G3963046	4,000
E4473756	4,000	E5650481	2,000	E6999348	1,000	E7991979	1,000	E8710698	1,000	E9604158	1,000	G0670900	1,000	G174049A	6,000	G2781181	1,000	G3966525	1,000
E4475058	1,000	E5654894	1,000	E699964A	4,000	E7997578	1,000	E8711902	1,000	E961514	1,000	G0670951	1,000	G174231A	3,000	G2782471	1,000	G3974048	1,000
E447616A	6,000	E5672159	1,000	E7009112	6,000	E7998086	1,000	E8712992	1,000	E9620668	1,000	G0671885	3,000	G1743987	1,000	G2789298	1,000	G3975699	1,000
E4476720	1,000	E5680003	5,000	E7013837	1,000	E7998647	1,000	E8715584	2,000	E9626887	1,000	G0683662	23,000	G1748571	1,000	G2803541	1,000	G3976059	1,000
E4480299	2,000	E5681204	3,000	E702278A	1,000	E8001263	1,000	E8719679	2,000	E9628081	1,000	G0691266	1,000	G1751297	1,000	G2806508	1,000	G3976369	1,000
E4489792	1,000	E5691811	2,000	E7029512	1,000	E8001662	1,000	E8722424	1,000	E9634952	2,000	G0693145	1,000	G176738A	2,000	G2809744	1,000	G398423A	2,000
E4495822	1,000	E5693377	2,000	E703253A	3,000	E8001794	4,000	E8727116	3,000	E9638117	1,000	G0695016	1,000	G1768963	2,000	G2810815	1,000	G3989096	3,000
E4514746	1,000	E5698646	1,000	E7038503	1,000	E8001808	5,000	E872737A	1,000	E9639865	6,000	G0704465	1,000	G1773622	7,000	G2811250	1,000	G3989363	1,000
E453708	1,000	E5698948	4,000	E7038937	6,000	E8004521	1,000	E8731636	1,000	E9640650	3,000	G0706778	1,000	G1776974	1,000	G2811765	1,000	G3991635	2,000
E4550467	1,000	E5711202	1,000	E7040923	2,000	E8005420	4,000	E8733426	2,000	E965452A	1,000	G070841A	2,000	G1787364	1,000	G2816325	1,000	G3997315	1,000
E4552966	3,000	E5712673	1,000	E7044481	2,000	E8008381	2,000	E8735259	1,000	E9658185	1,000	G0709610	6,000	G1788255	1,000	G2816570	1,000	G3997331	2,000
E4554772	1,000	E5715052	1,000	E7046158	2,000	E8017054	1,000	E8737650	2,000	E9666455	1,000	G071648A	1,000	G1790519	1,000	G2816929	2,000	G4000586	6,000
E4562201	1,000	E571787A	12,000	E7046263	2,000	E8019073	2,000	E8739750	1,000	E9676639	1,000	G0739250	1,000	G1790535	1,000	G2817038	1,000	G4004522	1,000
E4584779	2,000	E5724337	1,000	E7048924	1,000	E8019979	2,000	E8740732	4,000	E9679719	1,000	G0739587	1,000	G1797505	1,000	G2823690	3,000	G4010905	1,000
E4592844	1,000	E5727123	1,000	E7067635	1,000	E8031758	7,000	E8742026	1,000	E968416A	1,000	G0751617	1,000	G1797629	1,000	G2823941	1,000	G4024604	1,000
E4597552	1,000	E5730116	1,000	E7071632	7,000	E8033467	1,000	E875167A	1,000	E969260A	6,000	G0752435	1,000	G1798382	1,000	G2825561	1,000	G4033913	1,000
E4600197	1,000	E5730663	3,000	E7080690	6,000	E8038701	2,000	E876576A	1,000	E9696540	1,000	G0764689	2,000	G1811818	1,000	G2826037	2,000	G4034057	1,000
E4606551	6,000	E574284A	1,000	E708226A	1,000	E8050523	1,000	E8766251	2,000	E9702729	2,000	G0775974	1,000	G1813861	1,000	G2831375	1,000	G4038990	2,000
E4607620	1,000	E5744451	1,000	E7083339	1,000	E8053735	2,000	E8771360	3,000	E9706961	1,000	G0778108	1,000	G181566A	2,000	G2835052	1,000	G4043242	1,000
E4607868	1,000	E5752721	1,000	E7083398	6,000	E805376A	1,000	E8771905	2,000	E9707941	1,000	G0782008	1,000	G1840338	1,000	G2837330	1,000	G4046918	2,000
E4617537	1,000	E5766862	1,000	E7107904	6,000	E8059075	1,000	E8773436	1,000	E971039A	1,000	G0786658	2,000	G1845534	3,000	G2859458	6,000	G404947A	1,000
E4627842	2,000	E577198A	5,000	E7110298	1,000	E8064494	2,000	E8775099	4,000	E9713755	1,000	G0790116	4,000	G1847707	1,000	G2859989	1,000	G4050745	2,000
E4633664	1,000	E5774075	2,000	E7113629	1,000	E8064923	2,000	E8782710	2,000	E9713909	1,000	G0791473	6,000	G185083A	1,000	G2862343	1,000	G4060767	1,000
E4638879	1,000	E5774253	1,000	E7114358	1,000	E8067361	1,000	E8789693	1,000	E9716525	2,000	G0796424	2,000	G1855882	1,000	G286625A	1,000	G4062239	1,000
E4640377	2,000	E578075A	2,000	E711501A	4,000	E8067434	2,000	E8796800	1,000	E971719A	3,000	G0802564	1,000	G1877800	2,000	G2866772	1,000	G4063464	1,000
E4641983	2,000	E5782531	1,000	E7118914	1,000	E8068694	1,000	E880367A	1,000	E9738529	1,000	G0805229	1,000	G1883223	1,000	G2868112	1,000	G4072552	1,000
E4649307	1,000	E5789471	2,000	E7119740	2,000	E8083065	1,000	E8805826	2,000	E9739657	1,000	G0806624	1,000	G1884149	2,000	G2875070	1,000	G4083953	1,000
E4651344	1,000	E579002A	1,000	E712115A	1,000	E8094180	1,000	E8806601	2,000	E973969A	3,000	G0813108	1,000	G188484A	2,000	G2884207	1,000	G4099876	4,000
E4654475	5,000	E5793878	3,000	E7123721	1,000	E8101578	3,000	E8807624	2,000	E9740280	1,000	G0818576	2,000	G1894349	1,000	G2885386	4,000	G4107968	1,000
E466036A	4,000	E5800424	1,000	E7124515	1,000	E8103198	1,000	E8812849	1,000	E9741309	3,000	G081984A	2,000	G1895728	2,000	G2890436	2,000	G410926A	1,000
E4669081	1,000	E5801544	1,000	E7127271	1,000	E8111646	1,000	E8820833	1,000	E9748834	1,000	G0825319	1,000	G1896481	1,000	G2890967	1,000	G4115235	4,000
E4672678	1,000	E5813429	2,000	E7141754	2,000	E8113061	2,000	E8824405	2,000	E9771542	1,000	G0825890	1,000	G1897291	3,000	G2893354	1,000	G4121774	1,000
E4673380	1,000	E5813623	1,000	E7143579	1,000	E8113533	1,000	E8824731	1,000	E9771607	2,000	G0832226	1,000	G1905545	1,000	G2896000	2,000	G4124153	1,000
E4674891	3,000	E5821308	1,000	E7152357	1,000	E8116397	3,000	E8827943	1,000	E9773731	1,000	G083685A	2,000	G1905804	6,000	G2897856	3,000	G4126792	2,000
E4676827	1,000	E5845037	3,000	E7156409	1,000	E8116524	2,000	E883494A	1,000	E9776366	1,000	G0838119	1,000	G1909583	1,000	G2899220	1,000	G4126830	1,000
E4679257	3,000	E5847927	1,000	E7158096	1,000	E8120238	1,000	E8847170	1,000	E977861A	5,000	G0846936	1,000	G1914064	1,000	G2907827	1,000	G412899A	1,000
E4681219	1,000	E5868800	2,000	E7160392	1,000	E8125825	1,000	E8847456	1,000	E9781521	1,000	G0848777	1,000	G1922652	1,000	G2907835	1,000	G4132628	1,000
E4683823	1,000	E5871151	3,000	E7163464	1,000	E8127631	2,000	E8851070	1,000	E9783176	1,000	G085100A	2,000	G1924051	1,000	G2919027	1,000	G413745A	1,000
E468997A	1,000	E5878636	1,000	E7179727	1,000	E8136738	5,000	E8860428	1,000	E9790474	1,000	G0855064	1,000	G1926739	1,000	G2924632	6,000	G4140744	4,000
E4690846	1,000	E5878806	1,000	E7182493	2,000	E8142363	7,000	E8861130	1,000	E9792760	1,000	G0861900	1,000	G193300A	1,000	G2932635	1,000	G4147986	1,000
E4691893	2,000	E5883605	2,000	E7191050	1,000	E8146474	1,000	E8863338	1,000	E9795263	1,000	G0862842	1,000	G1936769	1,000	G2943289	1,000	G4152289	1,000
E4695864	1,000	E5887449	1,000	E7191735	1,000	E8150676	1,000	E887013A	4,000	E9797576	3,000	G0870209	1,000	G1941924	1,000	G2968966	3,000	G4158406	2,000
E4699614	1,000	E5899803	1,000	E7198659	2,000	E8152075	1,000	E8871756	1,000	E9797738	2,000	G0871183	5,000	G1945288	2,000	G2983132	1,000	G4159097	1,000
E4702100	1,000	E5900283	1,000	E7199795	1,000	E8162712	3,000	E8874666	2,000	E9799307	1,000	G0880514	3,000	G1953035	2,000	G2994738	6,000	G4162853	1,000
E4711916	22,000	E5911048 D1289072	4,000	E7201633	1,000	E816541A E9724285	1,000	E8875832	2,000	E9804149	1,000	G0881820	5,000	G1953043	1,000	G3004472	1,000	G4165321	3,000
E4731496	6,000	E5933572	6,000	E7202621	1,000	E8165525	7,000	E8877703	4,000	E9811935	3,000	G088787A	1,000	G1955410	1,000	G3011010	1,000	G4165836	1,000
E4736226	1,000	E5937403	6,000	E7206333	1,000	E8167579	1,000	E8884661	6,000	E9816384	1,000	G089079A	1,000	G195791A	1,000	G3011045	1,000	G417701A	1,000
E474119A	2,000	E5951169	1,000	E7208956	1,000	E8176934	1,000	E8893768	2,000	E9823550	1,000	G0894019	1,000	G1958134	1,000	G3015180	1,000	G417729A	1,000
E4746558	3,000	E5954626	1,000	E7211094	1,000	E8178082	2,000	E8894330	1,000	E9824409	1,000	G0907021	3,000	G1963510	1,000	G3017140	2,000	G4178385	2,000
E4753309	1,000	E5958265	1,000	E7214751	1,000	E8179453	1,000	E8896198	2,000	E9835249	1,000	G0921687	1,000	G1975373	1,000	G3032492	1,000	G4183478	1,000
E4756332	4,000	E5970729	2,000	E7222991	1,000	E8182616	1,000	E8897518	4,000	E9837497	1,000	G0938377	1,000	G1979018	1,000	G303309A	1,000	G4183559	3,000
E4768381	1,000	E5971407	1,000	E7224668	1,000	E8186557	1,000	E8900217	1,000	E9838108	2,000	G0938385	3,000	G1984836	1,000	G3034924	1,000	G4187090	1,000
E4772478	1,000	E5973051	1,000	E7231745	1,000	E820363A	1,000	E8906991	1,000	E9846119	3,000	G0947465	1,000	G198514A	1,000	G3053201	1,000	G4188992	1,000
E4790794	1,000	E5974058	1,000	E7236372	2,000	E8204555	1,000	E890798A	1,000	E9862947	1,000	G0952450	5,000	G1986588	5,000	G3053554	6,000	G4195506	2,000
E4793491	1,000	E5981690	1,000	E7241643	1,000	E8210547	6,000	E8909087	1,000	E9864192	2,000	G0966516	1,000	G1989374	2,000	G3053902	4,000	G4199412	1,000
E4806151	1,000	E598438A	1,000	E7250006	2,000	E8220909	5,000	E892597A	1,000	E9867892	6,000	G0995656	1,000	G1997253	1,000	G3057169	1,000	G4200283	1,000
E4810868	1,000	E5987249	5,000	E7250626	1,000	E8221255	3,000	E8927131	1,000	E9868945	3,000	G1001034	1,000	G1999396	6,000	G3062618	2,000	G4201158	3,000
E4822351	1,000	E5988466	12,000	E7253455	3,000	E8223495	1,000	E8930736	2,000	E9884347	1,000	G1003215	1,000	G2006382	1,000	G3072605	1,000	G4203754	1,000
E4825806	4,000	E5990045	2,000	E7253471	2,000	E8228381	2,000	E8931198	3,000	E988472A	1,000	G1005080	1,000	G200729A	2,000	G3075000	1,000	G4207199	1,000
E4828368	2,000	E5994261	2,000	E7253528	1,000	E8230475	1,000	E894544A	2,000	E9886668	1,000	G1014276	1,000	G2009659	1,000	G3076848	3,000	G4208020	1,000
E4828619	4,000	E5996477	1,000	E7254427	1,000	E8231536	1,000	E8946403	1,000	E9904356	1,000	G1016333	2,000	G201041A	3,000	G3078387	1,000	G4208055	1,000
E4831644	1,000	E6005415	1,000	E7256888	1,000	E8234225	1,000	E8947299	1,000	E9907266	2,000	G1017682	1,000	G2019069	23,000	G3082880	2,000	G4215825	1,000
E4837987	1,000	E6008805	1,000	E7257914	3,000	E8238611	2,000	E8953957	7,000	E9907959	1,000	G1019391	1,000	G2020407	1,000	G3083437	1,000	G4215884	2,000
E4838053	2,000	E6031564	5,000	E7262241	4,000	E824025A	1,000	E8956077	3,000	E990836A	1,000	G1025618	1,000	G2020768	2,000	G3084719	1,000	G4216279	1,000
E483869A	6,000	E6033087	2,000	E7266794	3,000	E8245685	3,000	E8960694	1,000	E9910976	1,000	G1036415	1,000	G202691A	4,000	G3090077	1,000	G421800A	3,000
E4846072	4,000	E6037384	1,000	E7268711	3,000	E8251359	2,000	E8966099	1,000	E991436A	1,000	G1039031	1,000	G2028777	2,000	G3090522	1,000	G4227971	1,000
E4850916	1,000	E6042574	1,000	E7269041	2,000	E825949A	1,000	E8975578	1,000	E9945834	1,000	G103921A	5,000	G2029072	2,000	G3090565	1,000	G423367A	1,000
E4853338	1,000	E6045018	1,000	E7269335	6,000	E8260811	4,000	E8976965	1,000	E9953284	4,000	G1040277	1,000	G2032782	1,000	G3097527	1,000	G4240994	4,000
E4873258	1,000	E605016A	1,000	E7280029	1,000	E8266062	1,000	E8978100	1,000	E9954744	1,000	G1044108	1,000	G2040904	1,000	G3106682	1,000	G4251252	5,000
E4880149	1,000	E6071302	3,000	E728329A	12,000	E8268340	1,000	E8988238	1,000	E9961430	1,000	G10462392 G10462393	1,000	G2058188	5,000	G3110000	1,000	G425278A	2,000
E4884292	1,000	E6077386	1,000	E7286914	1,000	E8273328	1,000	E8989781	1,000	E9964316	1,000	G1058648	1,000	G206496A	1,000	G313953A	2,000	G4253298	1,000
E4888603	6,000	E6079281	1,000	E7288895	1,000	E8274537	1,000	E8992294	1,000	E9972971	1,000	G1058680	1,000	G2069562	1,000	G3147265	2,000	G4260634	1,000
E4897998	1,000	E6088094	1,000	E7291462	2,000	E8274928	4,000	E899436A	1,000	E9974850	1,000	G1064028	2,000	G2072822	23,000	G3150703	3,000	G4278355	2,000
E4901987	7,000	E6096410	2,000	E7295875	1,000	E8275347	4,000	E8994416	6,000	E997849A	2,000	G1067019	2,000	G2077980	1,000	G3164534	1,000	G4283782	1,000
E4902428	2,000	E6104456	1,000	E7299110	1,000	E8276920	1,000	E8996168	4,000	E9980494	1,000	G106964A	1,000	G2078251	1,000	G3169439	2,000	G4292315	1,000
E4909937	1,000	E6107684	2,000	E7305447	2,000	E8277013	1,000	E8998500	1,000	E9982985	1,000	G1070907	1,000	G2083123	1,000	G3170941	4,000	G4295136	1,000
E491504A	1,000	E611544A	3,000	E7311781	1,000	E8277846	2,000	E9001380	1,000	E9985844	1,000	G1075739	4,000	G2092505	3,000	G3176214	1,000	G4301330	1,000
E4933714	7,000	E6121075	3,000	E7312168	3,000	E8281630	3,000	E9002484	1,000	E9986549	1,000	G1080376	1,000	G2107391	2,000	G3178632	4,000	G430657A	6,000
E4950384	1,000	E6121139	1,000	E7313431	1,000	E8284583	1,000	E9010061	1,000	E9987480	2,000	G1087567	3,000	G2109440	1,000	G3182281	1,000	G431209A	4,000
E497478A	1,000	E6125151	1,000	E7315019	1,000	E8286497	1,000	E9011963	1,000	E9994711	1,000	G1095292	2,000	G2116803	1,000	G3184586	1,000	G4319612	1,000
E4976359	3,000	E612922A	3,000	E732599	1,000	E8293633	1,000	E9016043	1,000	E9994886	1,000	G1097589	1,000	G2118040	1,000	G3185108	1,000	G4322664	1,000
E4981018	5,000	E6137281	3,000	E7326924	4,000	E8293981	1,000	E9017643	1,000	E9997885	3,000	G1104038	1,000	G2124784	1,000	G3197556	2,000	G4323873	2,000
E4986206	6,000	E6139411	6,000	E7336121	1,000	E8295836	6,000	E9025778	1,000	G0003998	2,000	G1104682	1,000	G2128135	3,000	G3230030	1,000	G4325442	1,000
E4997518	1,000	E6142277	1,000	E7352364	1,000	E8299297	1,000	E9026529	1,000	G0010722	3,000	G1108017	1,000	G2134208	1,000	G3239151	1,000	G4342738	2,000
E5000754	3,000	E6152604	1,000	E7359733	1,000	E8300619	3,000	E9028246	1,000	G0017611	3,000	G1111107	1,000	G2142936	1,000	G3257370	1,000	G4343181	1,000
E5005306	1,000	E6157282	6,000	E7363447	1,000	E8302557	1,000	E902867A	2,000	G001857A	1,000	G1114157	3,000	G2145838	1,000	G3267902	1,000	G4343955	1,000
E5006043	1,000	E6160488	1,000	E7375259	2,000	E8305815	1,000	E903162A	1,000	G0022453	1,000	G1117644	1,000	G2147644	1,000	G3278521	3,000	G4350730	1,000
E5008496	2,000	E6168926	2,000	E7380023	1,000	E8306021	1,000	E9042842	1,000	G0022461	1,000	G1131744	2,000	G2147784	4,000	G3282855	1,000	G4358669	1,000
E5010326	1,000	E6172176	1,000	E7391513	1,000	E8306498	1,000	E9043318	1,000	G0030014	1,000	G1131841	1,000	G2165014	5,000	G3285137	1,000	G4360817	1,000
E5013325	3,000	E6172354	20,000	E7391815	1,000	E8310924	4,000	E9049855	1,000	G0034060	1,000	G1137955	1,000	G2165707	1,000	G3286451	1,000	G4363727	1,000
E5030440	1,000	E6173814	1,000	E739315A	1,000	E831136A	2,000	E9050435	2,000	G0034079	1,000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Page 6

Identification document number	Number of Public Offer Shares to be conditionally allotted
G5090007	7,000
G5096714	1,000
G510265A	1,000
G5105985	1,000
G5106655	1,000
G510847A	3,000
G5109034	2,000
G5117673	1,000
G5121123	1,000
G5122324	1,000
G5122502	1,000
G5122618	1,000
G5123347	1,000
G5126982	1,000
G5131943	1,000
G5132192	5,000
G514364A	1,000
G5147203	1,000
G514736A	1,000
G5148218	1,000
G5150298	1,000
G5158051	3,000
G5158868	1,000
G5159759	1,000
G5160706	1,000
G5164833	1,000
G5167344	1,000
G5169770	1,000
G5172070	2,000
G517247A	2,000
G5174103	1,000
G5186322	1,000
G519211A	2,000
G5193949	1,000
G5194279	1,000
G519595A	1,000
G5196719	3,000
G5198940	1,000
G5200341	1,000
G5205319	1,000
G5208202	1,000
G5208350	3,000
G5210436	1,000
G5213338	1,000
G5216965	1,000
G5217376	1,000
G5217422	1,000
G5219840	2,000
G5225158	1,000
G522657A	3,000
G5226804	6,000
G5229064	1,000
G5232243	1,000
G5235978	2,000
G5239302	1,000
G5239701	1,000
G5242702	1,000
G524439A	1,000
G5247828	1,000
G525347A	3,000
G5254689	1,000
G5255642	2,000
G5256320	1,000
G5257726	1,000
G5262665	1,000
G5263106 G5156644	1,000
G5264579	1,000
G5268906	1,000
G5271087	2,000
G5271990	1,000
G5272679	3,000
G5273721	1,000
G5274205	2,000
G5274647	1,000
G5276844	2,000
G5277182	1,000
G5279800	5,000
G5287749	1,000
G5288184	1,000
G5288389	2,000
G5292564	1,000
G5297116	2,000
G5298287	2,000
G5309416	1,000
G5310333	1,000
G5310864	6,000
G5317702	1,000
G5319144	1,000
G5326795	1,000
G5330067	1,000
G534338A	1,000
G5346737	6,000
G5347393	4,000
G5349787	2,000
G5350890	2,000
G5363135	2,000
G537465A	1,000
G5378671	1,000
G5379589	1,000
G5381702	1,000
G5382105	2,000
G5382601	1,000
G5382806	1,000
G5389460	1,000
G5394677	3,000
G5394898	1,000
G5398753	1,000
G540365A	2,000
G5407213	1,000
G5413396	1,000
G5416506	1,000
G5417375	2,000
G5417820	1,000

Identification document number	Number of Public Offer Shares to be conditionally allotted
G5807440	1,000
G5808765	1,000
G5815664	1,000
G5815729	1,000
G5817845	3,000
G5823772	1,000
G5824361	2,000
G582843A	1,000
G5832453	1,000
G5838168	1,000
G5841878	1,000
G5844001	1,000
G5847051	1,000
G5850095	1,000
G5850338	2,000
G5851202	2,000
G5852144	1,000
G5854864	3,000
G585810A	1,000
G5858630	1,000
G5858711	1,000
G5861879	5,000
G5867001	2,000
G5869640	1,000
G5874245	1,000
G5879417	3,000
G5880024	1,000
G5880687	1,000
G5882671	3,000
G5896257	1,000
G5898306	2,000
G589971A	1,000
G5907046	1,000
G5913658	7,000
G5914972	1,000
G5917718	1,000
G5917807	1,000
G5918021	2,000
G5920735	1,000
G5921650	1,000
G5925052	1,000
G5925621	1,000
G5926040	1,000
G5926903	1,000
G5928205	1,000
G5934930	1,000
G5939010	1,000
G5939541	1,000
G5941368	1,000
G5949202	3,000
G5950634	1,000
G5950960	24,000
G5955369	1,000
G5955938	2,000
G5957647	1,000
G5960443	3,000
G5969149	1,000
G5970678	1,000
G5973952	3,000
G5974509	1,000
G5975157	3,000
G5979446	1,000
G5980096	1,000
G5988100	2,000
G5988178	1,000
G5991225	1,000
G5995026	2,000
G5998866	2,000
G6008177	1,000
G6016889	1,000
G6020827	1,000
G6027732	1,000
G6033945	1,000
G6034461	2,000
G6038580	1,000
G6041379	1,000
G605148A	1,000
G6053571	1,000
G6055191	2,000
G6055515	5,000
G6059669	3,000
G6063429	1,000
G6065111	1,000
G607613A	1,000
G6077446	1,000
G6080420	1,000
G6080668	1,000
G6085686	1,000
G6087972	2,000
G6090078	1,000
G6098273	1,000
G6105075	1,000
G611306A	1,000
G6117472	1,000
G6117898	1,000
G6119963	3,000
G6120880	1,000
G6123316	2,000
G6124134	1,000
G6127060	1,000
G6129462	1,000
G6129772	2,000
G6133125	1,000
G6133583	6,000
G6139166	1,000
G6140660	1,000
G6154556	1,000
G6157407	1,000
G6158128	2,000
G6159957	1,000
G6161676	1,000
G6164004	1,000
G616912A	1,000

Identification document number	Number of Public Offer Shares to be conditionally allotted
G6538575	2,000
G653989A	1,000
G6542041	1,000
G6546276 E5601022	2,000
G6547116	6,000
G6549941	2,000
G6554538	2,000
G6556824	1,000
G6560139	1,000
G6564606	1,000
G6566323	1,000
G6575667	1,000
G6581594	1,000
G6588637	2,000
G6588831	1,000
G6594300	2,000
G6614778	2,000
G6616991	1,000
G6617599	1,000
G6618854	1,000
G6632466	1,000
G6634965 E9226137	1,000
G663583A	2,000
G6639843	1,000
G6646947	2,000
G6648478	1,000
G6652157	2,000
G6663094	1,000
G6663418	1,000
G6668800	1,000
G6670961	1,000
G6673065	1,000
G6676935	1,000
G6681696	1,000
G6682749	1,000
G6683958	2,000
G6686027	1,000
G6686922	1,000
G6690075	1,000
G6694976	1,000
G6696510	1,000
G6697460	1,000
G6698823	5,000
G6701840	1,000
G6701905	1,000
G6710300	2,000
G6717372	1,000
G6718603	2,000
G6735990	1,000
G673630A	1,000
G673918A	1,000
G6746194	1,000
G6752550	1,000
G6752569	2,000
G6754049	1,000
G6756300	2,000
G6760715	4,000
G6764087	1,000
G6769305	1,000
G6774228	1,000
G6774589	1,000
G6778916	1,000
G6781518	1,000
G6782662	1,000
G6795500	1,000
G6796493	1,000
G6800709	2,000
G6800865	1,000
G6803120	1,000
G6811670	3,000
G6812693	1,000
G6814548	1,000
G6816990	1,000
G6830802	2,000
G6830829	6,000
G6834115	1,000
G6834972	1,000
G6835200	1,000
G6836320	1,000
G6838668	1,000
G6841286	1,000
G6843424	1,000
G6846369	1,000
G6852865	3,000
G6855074	3,000
G6857441	1,000
G6858154	1,000
G6865673	1,000
G6866637	1,000
G6879410	2,000
G6883884	3,000
G6884015	1,000
G6885488	3,000
G6885615	1,000
G6913104	1,000
G6914143	1,000
G6919501	1,000
G692288A	1,000
G6925188	3,000
G6930351	4,000
G6939669	1,000
G6943097	1,000
G6950166	1,000
G6953351	1,000
G6956571	3,000
G6961826	1,000
G6968464	1,000
G6969932	1,000
G6970345	1,000
G6972844	1,000
G6976521	1,000
G6979458	1,000
[illegible]	1,000

Identification document number	Number of Public Offer Shares to be conditionally allotted
G8093759	1,000
G809397A	2,000
G8095921	1,000
G8100887	1,000
G8105366	1,000
G8105676	1,000
G8106141	1,000
G8108349	1,000
G8111137	1,000
G8112893	4,000
G8115760	1,000
G8117216	1,000
G813109A	2,000
G8131537	3,000
G8135222	2,000
G8135230	1,000
G814017A	2,000
G8141052	1,000
G8141095	1,000
G8142911	3,000
G8144019	1,000
G8145058	1,000
G8149681	1,000
G8153174	1,000
G8158710	1,000
G8158966	1,000
G8163471	1,000
G8167396	2,000
G8168260	1,000
G8169585	1,000
G8172616	1,000
G8172659	3,000
G8175054	1,000
G8176131	2,000
G8181623	1,000
G8182751	1,000
G8186129	1,000
G8187575	1,000
G8188814	3,000
G8189624	3,000
G8190991	1,000
G8192501	3,000
G8203352	1,000
G8206863	1,000
G8207797	1,000
G8214157	1,000
G8215706	1,000
G8230012	1,000
G8239699	1,000
G8242800	1,000
G8247527	1,000
G8250064	1,000
G900093	3,000
G9002560	2,000
G9006329	1,000
G9008836	6,000
G9018483	1,000
G9020070	1,000
G9031609	1,000
G9033261	1,000
G9035841	6,000
G9038743	1,000
G9043437	1,000
H0018491	3,000
H0024688	6,000
H0030432	1,000
H0031552	1,000
H0038514	1,000
H0041671	1,000
H0042341	1,000
H0042368	1,000
H004333A	3,000
H00476016	1,000
H0051170	2,000
H0061575	1,000
H0061648 H372303A	3,000
H00713518	1,000
H0075312	1,000
H0077951	1,000
H0084087	2,000
H0092640	2,000
H0115365	1,000
H0121799	2,000
H012299A	1,000
H0134459	6,000
H014828A	1,000
H0163238	1,000
H0166822	1,000
H0172962	1,000
H0184283	1,000
H0208428	1,000
H0208614	1,000
H02227210	2,000
H0247415	1,000
H0247466	1,000
H0272800	1,000
H0293891	3,000
H0294960	1,000
H0301800	1,000
H0311180	1,000
H0312608	1,000
H0319874	2,000
H0360556	1,000
H0362311	1,000
H0370209	5,000
H0379109	2,000
H0385524	1,000
H0393004	1,000
H0395007	4,000
H039650A	4,000
H0400477	1,000
H0408591	1,000
[illegible]	1,000

Identification document number	Number of Public Offer Shares to be conditionally allotted
H3149988	1,000
H315132A	3,000
H3154051	1,000
H316765A	1,000
H3167668	3,000
H3169741	1,000
H317006	1,000
H3185755	1,000
H3190384	1,000
H3193286	6,000
H3194568	3,000
H3194711	3,000
H3203109	1,000
H3210849	1,000
H3211357	1,000
H3217398	1,000
H3228958	1,000
H3230777	1,000
H3234098	1,000
H3242082	4,000
H3247157	6,000
H3250409	1,000
H3254137	1,000
H3254552	1,000
H3257985	1,000
H326096A	1,000
H3271058	1,000
H3279954	2,000
H3285458	5,000
H3286918	1,000
H3290699	2,000
H3291601	1,000
H3291873	3,000
H3299475	5,000
H3303162	1,000
H3304479	1,000
H3304576	1,000
H3308962	1,000
H3312129	1,000
H331511A	1,000
H3315128	1,000
H3339035	1,000
H3342435	1,000
H3345027	1,000
H3349588	1,000
H3353356	1,000
H3354859	1,000
H3360204	4,000
H3360212	4,000
H3384480	1,000
H3394265	2,000
H3415572	1,000
H3421580	1,000
H3424377	3,000
H3424873	7,000
H3425837	2,000
H3426639	1,000
H3428038	1,000
H3428046	1,000
H3428674	1,000
H3428682	1,000
H3432264	2,000
H3439773	1,000
H3448349	1,000
H344999A	1,000
H3455094	1,000
H3455108	2,000
H3463178	1,000
H3465421	1,000
H3472606	1,000
H3480145	4,000
H3483101	1,000
H3483381	2,000
H3485252	2,000
H3494952	1,000
H3500758	2,000
H3503811	3,000
H3511296	1,000
H3522093	7,000
H3529640	1,000
H3540830	1,000
H3542086	3,000
H354318A	1,000
H3546162	1,000
H3549889	4,000
H3559973	3,000
H356490A	1,000
H3567615	23,000
H3570527	4,000
H3571140	1,000
H3571183	4,000
H357171A	1,000
H3572074	3,000
H3573593	1,000
H3576487	2,000
H3577076	1,000
H3579672	1,000
H358420A	1,000
H3592881	1,000
H3603913	1,000
H3612246	1,000
H3615105	1,000
H3617787	1,000
H3620168	1,000
H3628657	1,000
H3638857	1,000
H3645470	2,000
H364752A	1,000
H3647538	6,000
H3652353	1,000
H3652778	2,000
H3659773	1,000

Identification document number	Number of Public Offer Shares to be conditionally allotted
H4105801	1,000
H4116579	5,000
H412069A	2,000
H412704A	3,000
H4127759	2,000
H4133317	1,000
H4138890	1,000
H414033A	1,000
H4141824	1,000
H414890A	1,000
H4150165	1,000
H4152257	1,000
H4154543	1,000
H4155221	2,000
H4166916	3,000
H4167564	2,000
H4170603	1,000
H4171901	3,000
H4172436	1,000
H4173548	1,000
H4174048	1,000
H4187832	2,000
H4191368	1,000
H4196858	1,000
H4197374	1,000
H4204060	2,000
H4205121	3,000
H4212071	3,000
H421208A	3,000
H4212187	1,000
H4213582	1,000
H4214074	1,000
H4218525	1,000
H4220538	2,000
H4221690	1,000
H4222409	1,000
H4224533	1,000
H4231122	1,000
H4237236	1,000
H4237805	1,000
H4241721	1,000
H4246863	1,000
H4249455	1,000
H4249722	1,000
H425243A	1,000
H4253215	6,000
H4255153	1,000
H4255900	1,000
H4258527	1,000
H4262346	4,000
H4262435	2,000
H427011A	1,000
H4276037	2,000
H4283327	1,000
H4283335	1,000
H4291028	1,000
H4292652	3,000
H4292776	2,000
H4293950	4,000
H4295341	2,000
H429650A	1,000
H4302097	1,000
H4302917	1,000
H4306335	1,000
H4311428	1,000
H4331941	1,000
H433214A	2,000
H4334061	1,000
H4334371	1,000
H4337230	1,000
H434444A	1,000
H4355891	1,000
H4360682	1,000
H4367350	1,000
H4374691	1,000
H4381590	1,000
H4385316	2,000
H438607A	1,000
H4387025	1,000
H438851A	2,000
H4390018	1,000
H4392568	1,000
H4393211	1,000
H4399597	1,000
H4400765	1,000
H4407212	2,000
H4414457	1,000
H4416122	1,000
H4416734	1,000
H4420553	1,000
H4422653	1,000
H4426195	1,000
H4434171	1,000
H4445211	1,000
H4450231	1,000
H4452226	1,000
H4454342	1,000
H4454350	1,000
H4456981	1,000
H4460032	2,000
H4464461	1,000
H4465433	1,000
H4465557	1,000
H4466073	1,000
H4466898	1,000
H4468335	2,000
H4468343	1,000
H4476494	2,000
H4478780	1,000
H448022A	3,000
H4483636	2,000
H448747A	1,000

Identification document number	Number of Public Offer Shares to be conditionally allotted
K0011193	6,000
K0022802	3,000
K0023612	1,000
K0024473	1,000
K0029041	2,000
K0031704	1,000
K0031747	3,000
K0034428	1,000
K0036614	1,000
K0037338	5,000
K0039829	1,000
K004265A	3,000
K0044296	2,000
K0044733	1,000
K0045454	1,000
K0047287	1,000
K00524679	1,000
K0060607	1,000
K0063533	1,000
K0064483	1,000
K0072931	3,000
K0077461	1,000
K007845A	1,000
K0080802	2,000
K0081523	4,000
K0097411	1,000
K0103845	1,000
K0106046	2,000
K0108286	2,000
K0114626	1,000
K0116203	7,000
K0116882	1,000
K0122122	2,000
K0125016	1,000
K013239A	1,000
K0134392	1,000
K013614A	2,000
K0138282	2,000
K0144002	1,000
K0152595	1,000
K0153346	2,000
K0155438	5,000
K0156116	1,000
K0158348	1,000
K0158615	5,000
K0160326	1,000
K0160377	1,000
K0161349	1,000
K0163082	1,000
K0166472	6,000
K0168718	1,000
K0173010	1,000
K017310A	1,000
K0173908	1,000
K0175374	1,000
K0187801	2,000
K018991A	1,000
K0194484	1,000
K0197890	1,000
K0215406	3,000
K0215414	1,000
K0229229	1,000
K023494A	2,000
K024306A	1,000
K0254835	1,000
K0271934	1,000
K0271950	2,000
K0275662	1,000
K0283401	6,000
K0285382	1,000
K0293261	2,000
K0298638	5,000
K0301418	3,000
K0302899	1,000
K0303674	1,000
K0304247	2,000
K0304271	1,000
K0310069	1,000
K0310158	1,000
K0310220	1,000
K0312800	1,000
K0320838	4,000
K0323632	2,000
K0323713	1,000
K0328537	2,000
K0335142	2,000
K0340375	1,000
K0343765	2,000
K0347671	1,000
K0347752	1,000
K0350753	1,000
K0357901	1,000
K0364207	1,000
K0368415	1,000
K0371947	1,000
K0371963	2,000
K0372005	1,000
K0378054	1,000
K0384224	1,000
K0388815	1,000
K0390240	1,000
K0405183	2,000
K0407275	1,000
K0411035	1,000
K0411132	6,000
K0412937	2,000
K0422355	2,000
K042448A	3,000
K0429635	1,000
K0431079	1,000
K0431869	1,000
K0438391	1,000

Identification document number	Number of Public Offer Shares to be conditionally allotted
K0924938	1,000
K0927783	1,000
K0935867	1,000
K093724A	1,000
K0938041	1,000
K0941085	2,000
K0949213	1,000
K0950173	1,000
K0957267	1,000
K0966479	4,000
K0972320	1,000
K0973165	1,000
K0977683	1,000
K0982628	1,000
K0992518	1,000
K0992763	1,000
K0996351	2,000
K0998273	1,000
K0999016	1,000
K1000373	5,000
K100655A	3,000
K1011707	1,000
K1017721	1,000
K1018388	1,000
K1019643	1,000
K1031589	1,000
K1033816	1,000
K1036734	1,000
K1042033	1,000
K1052616	1,000
K1054759	1,000
K1056840	1,000
K1058886	1,000
K1073516	4,000
K1083562	1,000
K1092774	1,000
K1096990	1,000
K1097318	1,000
K1099140	1,000
K110411A	3,000
K1109294	1,000
K1115219	1,000
K1123963	2,000
K1125125	1,000
K1127640	2,000
K1129376	1,000
K1130951	1,000
K1131214	1,000
K1138367	3,000
K115267A	1,000
K1156004	2,000
K1167235	1,000
K1167634	1,000
K1171232	1,000
K1185101	2,000
K1192124	1,000
K1192809	2,000
K1196766	1,000
K1198882	1,000
K1207652	2,000
K120775A	1,000
K1209337	1,000
K121201A	1,000
K1215515	1,000
K1216058	1,000
K1219308	1,000
K1223240	1,000
K1232509	1,000
K1235540	1,000
K123885A	1,000
K1239376	1,000
K1240943	2,000
K1245651	1,000
K124826A	1,000
K1251244	1,000
K1256386	6,000
K1258885	1,000
K126401A	1,000
K1267558	1,000
K1268449	1,000
K1268635	1,000
K1269682	1,000
K1275275	2,000
K1276727	1,000
K1282425	1,000
K1287958	1,000
K1293648	1,000
K1294164	2,000
K1305131	1,000
K1306421	1,000
K1307649	1,000
K1308068	1,000
K1313177	4,000
K131709A	1,000
K1318179	1,000
K1327534	1,000
K1334166	2,000
K1336118	2,000
K1336800	3,000
K1342541	1,000
K1356402	1,000
K1364862	2,000
K1370340	1,000
K1372394	1,000
K1372955	6,000
K1385089	2,000
K1387251	2,000
K1391909	1,000
K139309A	1,000
K1405187	1,000
K1417649	1,000
K1430580	1,000

Identification document number	Number of Public Offer Shares to be conditionally allotted
K2056364	1,000
K206006A	1,000
K2060558	2,000
K2070189	1,000
K2072513	1,000
K2073099	1,000
K2074850	1,000
K2076187	1,000
K2081385	1,000
K208435A	5,000
K2087898	1,000
K2090627	1,000
K2100045	1,000
K2114348	3,000
K2114461	1,000
K2118300	2,000
K2120194	6,000
K2124203	1,000
K2129507	1,000
K213330A	4,000
K2142147	2,000
K2144786	1,000
K2147793	1,000
K2150999	1,000
K2154935	3,000
K2157632	1,000
K2158167	1,000
K2166984	1,000
K2174405	1,000
K218799A	1,000
K219094A	1,000
K2193191	2,000
K2197332	1,000
K2197510 D5412847	5,000
K2197669	2,000
K2198142	2,000
K2205297	3,000
K2206978	1,000
K2209926	1,000
K2218844	6,000
K2224143	1,000
K2226987	1,000
K2227517	1,000
K2228017	1,000
K2244195	1,000
K2245493	1,000
K2246376	1,000
K2248123	1,000
K224859A	1,000
K2254212	1,000
K2262665	1,000
K2265354	5,000
K2267691	3,000
K2275708	1,000
K2278774	7,000
K2281015	1,000
K228412A	1,000
K2284324	1,000
K228836A	1,000
K2289792	1,000
K229110A	3,000
K2291460	1,000
K2291533	1,000
K2293765	2,000
K2304856	2,000
K2308320	1,000
K2311585	1,000
K2314401	1,000
K2319683	1,000
K2322765	1,000
K2341557	1,000
K2347024	1,000
K2366932	1,000
K2377152	2,000
K2379759	3,000
K2381370	1,000
K2383667	1,000
K2388294	1,000
K2394138	1,000
K2395584	1,000
K2396173	1,000
K2401959	1,000
K2408910	1,000
K2421313	2,000
K2422034	1,000
K2428547	2,000
K2431564	1,000
K244314	1,000
K2451816	2,000
K2456443	1,000
K2463709	5,000
K2465183	2,000
K2468050	2,000
K2468182	1,000
K247168A	1,000
K2481138	3,000
K2481790	4,000
K248479A	1,000
K2486008	1,000
K2488655	1,000
K2500647	1,000
K2503232	1,000
K2517124	1,000
K2535599	1,000
K2536269	1,000
K2536331	1,000
K2546221	1,000
K2546949	1,000
K2548690	1,000
K2558637	1,000
K2560771	1,000
K2569426	2,000

Identification document number	Number of Public Offer Shares to be conditionally allotted
K3165043	1,000
K3169820	1,000
K317736A	2,000
K3177416	1,000
K3177815	1,000
K317803A	1,000
K3179443	3,000
K3185974	1,000
K3186679	1,000
K3189406	1,000
K3189694	1,000
K3191397	4,000
K3199932	5,000
K3203123	1,000
K3209563	1,000
K3211800	4,000
K3212254	1,000
K3214745	2,000
K3217671	1,000
K3223566	2,000
K3238768	1,000
K3245926	1,000
K3251888	1,000
K3251942	1,000
K3257762	1,000
K3263606	2,000
K3271064	1,000
K3274837	1,000
K3278301	1,000
K3279480	1,000
K3287335	1,000
K3289117	1,000
K3290697	1,000
K3299945	1,000
K3300293	6,000
K3300773	1,000
K330602A	1,000
K3318915	1,000
K3327671	1,000
K3345041	2,000
K3347389	1,000
K334861A	1,000
K3349853	2,000
K3351270	1,000
K3359050	16,000
K3362698	1,000
K3372243	4,000
K3372383	1,000
K3372448	1,000
K337520A	1,000
K3375854	1,000
K3382710	1,000
K3383032	2,000
K3385027	1,000
K3390047	1,000
K3395464	1,000
K3399230	1,000
K3399273	1,000
K341570	1,000
K3422992	1,000
K3423069	2,000
K342684A	1,000
K3428761	1,000
K3429822	1,000
K3437744	6,000
K3439763	1,000
K344001A	1,000
K3449327	1,000
K3457702 C2827202	3,000
K3468321	1,000
K3469867	1,000
K3473341	1,000
K3478963	1,000
K3481840	2,000
K348582A	7,000
K3489353	1,000
K3491099	1,000
K3494241	1,000
K3496244	1,000
K349909A	1,000
K3505545	1,000
K350560A	1,000
K3514269	2,000
K3517071	1,000
K3517624	1,000
K3522660	3,000
K3541991	1,000
K3546667	1,000
K3548848	3,000
K3552128	1,000
K3553078	2,000
K3555127	1,000
K3555232	2,000
K3562786	1,000
K3563707	1,000
K3567192	1,000
K3568776	1,000
K3570444	1,000
K3587843	5,000
K3589978	1,000
K3590216	1,000
K3593754	1,000
K3607615	1,000
K360795A	1,000
K3609235	1,000
K3618323	1,000
K3634698	1,000
K3642283	1,000
K3643360	1,000
K3651185	2,000
K3655202	1,000
K3656950	1,000

G5394898	1,000	G6140660	1,000	G6961826	1,000	H0379109	2,000	H3638857	1,000	H4468335	2,000	K0412937	2,000	K1385089	2,000	K2536331	1,000	K3618323	1,000
G5398753	1,000	G6154556	1,000	G6968464	1,000	H0385524	1,000	H3645470	2,000	H4468343	1,000	K0422355	2,000	K1387251	2,000	K2546221	1,000	K3634698	1,000
G540365A	2,000	G6157407	1,000	G6969932	1,000	H0393004	1,000	H364752A	1,000	H4476494	2,000	K042448A	3,000	K1391909	1,000	K2546949	1,000	K3642283	1,000
G5407213	1,000	G6158128	2,000	G6970345	1,000	H0395007	4,000	H3647538	6,000	H4478780	1,000	K0429635	1,000	K139309A	1,000	K2548690	1,000	K3643360	1,000
G5413396	1,000	G6159957	1,000	G6972844	1,000	H039650A	1,000	H3652353	1,000	H448022A	3,000	K0431079	1,000	K1405187	1,000	K2558637	1,000	K3651185	2,000
G5416506	1,000	G6161676	1,000	G6976521	1,000	H0400477	1,000	H3652728	2,000	H4483636	2,000	K0431869	1,000	K1417649	1,000	K2560771	1,000	K3655202	1,000
G5417375	2,000	G6164004	1,000	G6979458	1,000	H0408591	1,000	H3659773	1,000	H448747A	1,000	K0438391	1,000	K1430580	1,000	K2569426	2,000	K3656950	1,000
G5417820	1,000	G616912A	1,000	G6980618	1,000	H0414478	1,000	H3662022	1,000	H4490063	1,000	K0438715	2,000	K1435744	1,000	K2575612	1,000	K366175A	2,000
G5420236	4,000	G6171604	1,000	G6982327	1,000	H0415474	1,000	H3665706	2,000	H4490179	1,000	K0439967	2,000	K1437240	1,000	K2586894	1,000	K366323A	1,000
G542827A	1,000	G617994A	1,000	G6982661	6,000	H0417094	1,000	H3665900	1,000	H4492139	2,000	K0443794	1,000	K1449893	1,000	K2590646	1,000	K3664511	1,000
G5429829	2,000	G6180751	1,000	G6985512	2,000	H0420990	1,000	H3674675	1,000	H449235A	2,000	K0444774	2,000	K1450859	1,000	K2591146	1,000	K3666689	2,000
G5432544	1,000	G6180948	2,000	G6993353	2,000	H0425224	1,000	H3675469	2,000	H4499222	1,000	K0449725	1,000	K1463918	1,000	K2592886	3,000	K3667049	1,000
G543363A	1,000	G6181901	1,000	G6996786	1,000	H0425232	1,000	H367828A	1,000	H4503815	2,000	K0456403	1,000	K1467905	1,000	K2601311	3,000	K3677141	5,000
G5443244	1,000	G6185001	1,000	G6997561	1,000	H0425887	2,000	H3678301	1,000	H4504528	1,000	K0462136	3,000	K1470388	2,000	K2604299	1,000	K3681807	3,000
G5448025	1,000	G618711A	3,000	G7002148	1,000	H0427626	1,000	H3688390	1,000	H4504536	1,000	K0465178	1,000	K1471538	1,000	K2604965	1,000	K3684822	1,000
G5458454	1,000	G6187543	2,000	G7005090	2,000	H0429637	5,000	H3695524	1,000	H4506806	1,000	K0466085	2,000	K1472046	2,000	K2614715 K2057719	1,000	K3688305	1,000
G5459264	3,000	G6188434	1,000	G7009231	4,000	H0441289	1,000	H3699120	1,000	H4506857	1,000	K0469297	5,000	K1472968	6,000	K2624346	1,000	K3700984	1,000
G5460734	1,000	G619051A	1,000	G7020294	1,000	H0444105	3,000	H3700781	1,000	H4511125	1,000	K0474940	1,000	K1473425	2,000	K2632845	1,000	K3703774	1,000
G5460890	1,000	G619101A	1,000	G7023021	2,000	H0524249	1,000	H3700927	1,000	H4520663	1,000	K0479535	1,000	K1483560	1,000	K2638614	1,000	K3703975	1,000
G546375A	1,000	G6191427	1,000	G7024249	3,000	H0551106	1,000	H3707638	3,000	H4522313	1,000	K0479853	2,000	K1505971	2,000	K2639017	1,000	K3704904	6,000
G5479133	1,000	G6192180	1,000	G7028856	1,000	H0554806	4,000	H370924A	1,000	H452412A	2,000	K0480029	2,000	K1510339	1,000	K2641526	1,000	K3713865	1,000
G5483882	4,000	G6192202	1,000	G7029151	1,000	H0558364	1,000	H3709894	5,000	H453883A	1,000	K0485934	1,000	K1527118	1,000	K2641836	1,000	K3714152	1,000
G5490676	1,000	G6199207	2,000	G7031164 A0485457	2,000	H0571735	1,000	H3710418	1,000	H4552484	1,000	K049027A	1,000	K1536125	2,000	K2647893	1,000	K3720608	1,000
G5493268	6,000	G6199746	3,000	G7035119	1,000	H0584055	1,000	H3712100	1,000	H4557876	1,000	K0491748	1,000	K1546864	2,000	K2651068	1,000	K3727785	2,000
G549471A	1,000	G6204057	1,000	G7035690	1,000	H0605036	1,000	H3715827	1,000	H4558822	1,000	K0501565	1,000	K1547267	1,000	K265475A	2,000	K3730263	4,000
G5494868	7,000	G6206793	2,000	G7037650	4,000	H0607470	3,000	H371717A	1,000	H4559659	1,000	K0504211	1,000	K154912A	2,000	K2659662	1,000	K3730573	1,000
G5497344	2,000	G6206866	1,000	G703807A	6,000	H0617352	1,000	H3717188	1,000	H456427A	1,000	K0516473	1,000	K156272A	1,000	K2664690	3,000	K3732347	1,000
G5498227	1,000	G6207005	1,000	G7039750	1,000	H0645216	1,000	H372706A	1,000	H4565470	2,000	K0517771	1,000	K1564641	5,000	K2676281	1,000	K3739570	1,000
G5500833	1,000	G6208192	1,000	G7042085	1,000	H0647960	1,000	H3727302	1,000	H4566019	1,000	K0525731	2,000	K1567780	1,000	K2676419	1,000	K374311A	2,000
G5504359	1,000	G620880A	1,000	G7044347	2,000	H0678602	1,000	H3733426	1,000	H4568747	1,000	K0527378	1,000	K1569708	2,000	K2679922	1,000	K3745392	1,000
G550829A	2,000	G621205A	1,000	G7046889	3,000	H0685013	2,000	H3737502	1,000	H4572663	1,000	K0533505	2,000	K1571710	1,000	K2680041	2,000	K3753921	1,000
G5515768	2,000	G6226964	2,000	G7048210	3,000	H0720315	1,000	H3738959	6,000	H4574976	1,000	K0533572	3,000	K1572563	2,000	K2685841	1,000	K376866A	1,000
G5520702	3,000	G6230767	1,000	G7048849	1,000	H0727856600	1,000	H3741259	1,000	H4576332	3,000	K0541915	1,000	K1582607	1,000	K2687283	1,000	K3775267	1,000
G5526514	3,000	G624685A	3,000	G7052781	2,000	H0737994	1,000	H374388A	3,000	H457691A	1,000	K0545066	1,000	K1582682	1,000	K268926A	1,000	K3790320	1,000
G5536714	1,000	G6246884	1,000	G7060946	1,000	H0747051	2,000	H3747141	1,000	H4580569	3,000	K0546313	2,000	K1583131 E659495A	3,000	K269610A	1,000	K3792803	1,000
G5539616	1,000	G6250520	2,000	G7061497	2,000	H077556A	2,000	H3747338	1,000	H4583762	1,000	K054955A	7,000	K1586211	1,000	K2699206	2,000	K3797155	3,000
G5541157	1,000	G6251705	1,000	G7067436	3,000	H0800130	1,000	H3750851	1,000	H4585145	1,000	K0556327	2,000	K1621599	1,000	K2700980	1,000	K3797953	1,000
G5542420	1,000	G625321A	1,000	G7068408	1,000	H081235A	1,000	H3752064	1,000	H4589450	1,000	K0556726	1,000	K163304A	1,000	K2715635	1,000	K3798739	1,000
G5543370	5,000	G6259021	7,000	G7070127	1,000	H0823610	1,000	H3752277	1,000	H459439A	1,000	K055765A	1,000	K1633465	1,000	K2721341	3,000	K3801268	2,000
G5544296	1,000	G6260259	1,000	G7072553	1,000	H0833632	1,000	H3755365	1,000	H4596902	2,000	K0561398	1,000	K1639536	1,000	K2736187	1,000	K3825914	7,000
G5552396	1,000	G6263916	1,000	G7073312	1,000	H0851223	4,000	H3769374	2,000	H4597658	1,000	K0563420	1,000	K1647334	1,000	K2738856	1,000	K3829383	1,000
G5552906	1,000	G6267296	1,000	G7073495	1,000	H0854095	1,000	H3775897	1,000	H4597844	1,000	K057970A	1,000	K1654497	1,000	K2739658	1,000	K3829693	1,000
G5553147	3,000	G6270084	1,000	G7079507	1,000	H0856489	6,000	H3776206	3,000	H4604034	1,000	K0585815	1,000	K1654861	1,000	K2740516	2,000	K3830942	1,000
G5555859	1,000	G6270564	1,000	G7082583	1,000	H0869246	1,000	H3776257	1,000	H4606347	1,000	K0587435	1,000	K1654950	1,000	K2741326	1,000	K3840042	1,000
G5558238	1,000	G6270580	1,000	G7084608	1,000	H0891810	1,000	H3779965	2,000	H460834A	3,000	K0592331	6,000	K1655620	2,000	K2751496	1,000	K3841111	1,000
G5560755	1,000	G6286673	1,000	G7092945	1,000	H0909809	1,000	H3782451	1,000	H4613300	2,000	K0592781	1,000	K1659421	1,000	K275536A	1,000	K3847152	1,000
G5563444	1,000	G6291480	1,000	G7093909	1,000	H091795A	5,000	H378246A	1,000	H4615729	1,000	K0599050	2,000	K1662864	7,000	K2756668	1,000	K3858642	1,000
G5564971	2,000	G6294404 V0150479	1,000	G709624A	1,000	H0931944	2,000	H3783296	1,000	H4616202	1,000	K060089A	1,000	K1669230	1,000	K2758008	1,000	K3866769	1,000
G5565315	1,000	G6295133	4,000	G7100786	3,000	H0939341	1,000	H3790624	7,000	H462079A	2,000	K0602701	1,000	K1673610	1,000	K2759934	1,000	K3868613	2,000
G5568659	1,000	G6296180	1,000	G7102606	6,000	H0968694	1,000	H3793941	2,000	H4624272	4,000	K0604399	1,000	K1675184	2,000	K2762153	1,000	K3870448	1,000
G5571900	1,000	G6296199	1,000	G7102800	1,000	H1017375	1,000	H3794069	1,000	H4624582	2,000	K0606677	2,000	K1683152	1,000	K2765179	1,000	K3885208	2,000
G5573237	1,000	G629644A	1,000	G7106261	1,000	H1032099	3,000	H3795871	6,000	H4624728	1,000	K0608173	4,000	K1683179	1,000	K276881A	1,000	K3887200	1,000
G5578506 G5513692	16,000	G6300145	4,000	G7115538	1,000	H1045638	3,000	H3805354	2,000	H4625368	1,000	K0613088	1,000	K1686011	1,000	K2770091	2,000	K3891496	1,000
G5584867	1,000	G6300625	4,000	G7116518	1,000	H106179A	1,000	H3814027	1,000	H4628464	1,000	K0615501	1,000	K1690310	1,000	K2774283	2,000	K3893995	2,000
G5589796	1,000	G6300714	2,000	G7117972	2,000	H111690A	1,000	H3818286	4,000	H4630523	1,000	K0616974	1,000	K1693158	4,000	K2779048	2,000	K3894886	1,000
G5590174	2,000	G630616A	1,000	G7131266	1,000	H1148712	1,000	H3819614	1,000	H4631112	1,000	K0623482	1,000	K169698A	2,000	K2779617	1,000	K3916189	1,000
G5599015	1,000	G6306429	2,000	G7131975	2,000	H1164742	1,000	H382392	2,000	H4631244	1,000	K062392A	1,000	K1701517	1,000	K2786745	2,000	K3917096	3,000
G5599139	1,000	G6308294	1,000	G7132157	1,000	H1168217	4,000	H3829466	2,000	H4631589	1,000	K0635219	1,000	K1705091	1,000	K2791951	1,000	K3920860	1,000
G5602008	1,000	G6325695	1,000	G713365A	2,000	H1168373	1,000	H3829695	6,000	H4632364	1,000	K0636495	1,000	K1708023	1,000	K2797658	1,000	K3925730	3,000
G5604477	3,000	G6325865	1,000	G7134001	3,000	H1174772	1,000	H3833668	1,000	H4635673	2,000	K0636533	1,000	K1714309	1,000	K2804832	1,000	K3937275	1,000
G5607565	1,000	G6331059	2,000	G7140524	1,000	H118607A	2,000	H3834842	1,000	H4636378	1,000	K0644145	1,000	K1722700	1,000	K2808641	1,000	K3940446	1,000
G5610760	1,000	G6332349	1,000	G7141644	1,000	H1208197	1,000	H3837566	2,000	H4639598	5,000	K0644196	1,000	K1728253	1,000	K280932A	2,000	K3947645	1,000
G5613085	1,000	G6334007	1,000	G7142802	1,000	H1217269	1,000	H383933A	1,000	H4640219	3,000	K0646938	3,000	K1728741	2,000	K282275A	1,000	K3956555	4,000
G561345A	4,000	G6335836	2,000	G7142829	1,000	H1241186	1,000	H3844732	1,000	H4640901	1,000	K0648051	1,000	K1731416	1,000	K2841703	1,000	K3959643	1,000
G5613867	1,000	G6336670	1,000	G7142950	1,000	H1297017	2,000	H3852506	1,000	H4644117	1,000	K0651400	1,000	K1739840	1,000	K2846152	1,000	K3959937	1,000
G5617935	1,000	G6343685	1,000	G7149319	1,000	H1316771	3,000	H3864016	1,000	H4644478	1,000	K0652296	1,000	K1743627	1,000	K2860708	1,000	K3977951	1,000
G5618508	6,000	G6345726	1,000	G7149688	1,000	H1335237	6,000	H3870695	1,000	H4647477	1,000	K0657581	1,000	K1747630	5,000	K2870428	1,000	K3979040	1,000
G5623838	1,000	G6348296	2,000	G7149971	1,000	H1360169	1,000	H3871659	1,000	H4656336	2,000	K0660043	1,000	K1754106	1,000	K2877589	2,000	K3981010	1,000
G5625164	1,000	G6353818	1,000	G715181A	1,000	H1365489	2,000	H3878076	1,000	H4669179	2,000	K0664081	1,000	K1757970	1,000	K287766A	1,000	K3985148	1,000
G5627760	1,000	G6356531	2,000	G7153731	1,000	H1375492	1,000	H3887202	2,000	H4674075	1,000	K0664839	2,000	K176716A	6,000	K2887029	1,000	K3985296	1,000
G5631636	1,000	G6357031	2,000	G7155580	1,000	H1386834	1,000	H3887318	1,000	H4676175	3,000	K0664995	1,000	K1772031	1,000	K288870A	1,000	K3997839	2,000
G5632470	1,000	G6359573	6,000	G7156781	4,000	H1389108	6,000	H3889108	1,000	H4691212	1,000	K0668060	2,000	K1775685	3,000	K2908220	1,000	K4010612	1,000
G563869A	7,000	G6359824 G6299599	2,000	G715830A	1,000	H1389361	1,000	H3893881	2,000	H4691670	2,000	K0669628	1,000	K178563A	1,000	K2915014	2,000	K4026640	3,000
G5640333	1,000	G6364038	1,000	G7158865	1,000	H1394993	2,000	H3897070	1,000	H4692537	1,000	K0670456	1,000	K1790161	1,000	K2915049	1,000	K4027620	1,000
G5640937	1,000	G6364372	1,000	G7159055	1,000	H1401515	1,000	H3899006	2,000	H4695161	3,000	K067141A	1,000	K1794604	2,000	K2917475	2,000	K403032A	2,000
G5643324	3,000	G6367061	1,000	G7159217	1,000	H1418809	1,000	H3901442	1,000	H4700173	1,000	K0674524	1,000	K1800604	1,000	K2920883	1,000	K4031199	2,000
G5653427	1,000	G6373622	1,000	G7164164	2,000	H144608A	2,000	H3905960	3,000	H4708123	1,000	K0676462	3,000	K1803212	5,000	K2932970	1,000	K4032748	1,000
G5671700	1,000	G6374661	2,000	G7165454	1,000	H1462603	1,000	H3916857	1,000	H470912A	1,000	K0676985	1,000	K1814206	1,000	K2933527	1,000	K4037685	1,000
G5691779	1,000	G6380637	1,000	G7170237	1,000	H1464967	1,000	H3917322	1,000	H4713658	1,000	K0677043	1,000	K1820125	1,000	K2935562	3,000	K4040198	1,000
G5693860	1,000	G6382672	1,000	G7170350	1,000	H146536A	1,000	H3919120	23,000	H4723084	1,000	K067964A	1,000	K1820672	1,000	K2947471	1,000	K4042999	1,000
G5699672	1,000	G6398897	2,000	G7171349	1,000	H1471165	1,000	H3922431	5,000	H472840A	7,000	K0683701	1,000	K1822578	1,000	K2947781	2,000	K4046234	2,000
G5701693	1,000	G6405524	1,000	G7172205	4,000	H1483341	3,000	H3923608	2,000	H473132A	1,000	K0683973	1,000	K1829246	1,000	K2948621	1,000	K4047370	2,000
G5705354	1,000	G6408396	2,000	G7174054	1,000	H149999A	1,000	H3926097	1,000	H473728A	1,000	K0690988	1,000	K1829688	1,000	K2953293	2,000	K4047885	1,000
G5706768	1,000	G6408728	1,000	G7175549	6,000	H1502680	1,000	H3928863	5,000	H4754494	1,000	K0694479	1,000	K1835653	1,000	K2958252	2,000	K4067304	1,000
G5714795	5,000	G6412873	1,000	G7175719	2,000	H1510632	1,000	H3930078	1,000	H4765097	1,000	K0699160	1,000	K184363A	1,000	K2965461	1,000	K4070380	1,000
G571762A	1,000	G6415481	4,000	G800120A	1,000	H1543999	1,000	H3930272	1,000	H4765135	2,000	K0701416	2,000	K1849441	1,000	K2968304	1,000	K4071581	1,000
G5718650	2,000	G6415775	2,000	G8005477	1,000	H3003827	3,000	H394721A	1,000	H4768878	1,000	K0707856	1,000	K1852485	1,000	K2974142	1,000	K4079264	1,000
G5720868	2,000	G6416968	1,000	G8007623	1,000	H3004327	1,000	H3950788	1,000	H4770333	1,000	K0711470	1,000	K1860747	1,000	K2979713	1,000	K4080238	1,000
G5722364	2,000	G6417255	1,000	G8009928	1,000	H3004475	1,000	H3953841	3,000	H4773375	2,000	K0712744	1,000	K1889478	1,000	K2981904	1,000	K4085140	4,000
G5728885	1,000	G6421325	2,000	G8011027	1,000	H3008020	1,000	H3954236	1,000	H4773863	1,000	K0713880	1,000	K1889591	1,000	K2984873	1,000	K4088719	1,000
G5730669	1,000	G6432181	1,000	G801364A	1,000	H3013202	3,000	H3956670	1,000	H4774614	1,000	K0714933	1,000	K189000A	1,000	K298847A	1,000	K4091094	4,000
G5731843	2,000	G644032A	1,000	G8016800	1,000	H302123A	5,000	H3959823	1,000	H4775653	2,000	K0741817	1,000	K1916033	1,000	K3010325	1,000	K4093208	1,000
G5733846	1,000	G6448266	1,000	G8018307	1,000	H3021248	5,000	H3960724	2,000	H4785403	1,000	K0742503	1,000	K1918117	2,000	K3012557	1,000	K4093399	1,000
G573524	2,000	G6448711	3,000	G8018684	3,000	H3022244	2,000	H3963375	1,000	H4787074	1,000	K0742732	1,000	K1918230	3,000	K3015289	3,000	K4096428	1,000
G5737132	1,000	G6451925	7,000	G8019974	1,000	H303126A	1,000	H3978364	1,000	H4787708	2,000	K0744204	1,000	K1921614	7,000	K3029328	2,000	K409736A	3,000
G5738287	1,000	G6454320	1,000	G8024064	2,000	H3031944	3,000	H3982884	1,000	H4788860	1,000	K0761621	1,000	K1932136	1,000	K3030520	1,000	K4098471	2,000
G5740400	1,000	G6461726 K0268135	1,000	G8024102	6,000	H3032614	2,000	H3994892	1,000	H4791101	1,000	K0776351	1,000	K1945262	1,000	K3031128	1,000	K4098706	1,000
G5741776	4,000	G6462269	1,000	G8024609	5,000	H3033629	1,000	H4002786	1,000	H4792566	4,000	K0784575	1,000	K1945734	1,000	K3041336	2,000	K4100972	1,000
G5742608	6,000	G6462706	1,000	G8028914	1,000	H3036342	2,000	H4021039	2,000	H4794984	3,000	K0790125	1,000	K1948628	1,000	K3041425	6,000	K4105133	4,000
G5745305	2,000	G6462862	2,000	G8035937	1,000	H3042717	1,000	H4022388	2,000	H4806230	1,000	K0795186	1,000	K1949861	1,000	K3049736	1,000	K4112393	1,000
G5747766	2,000	G6472442	1,000	G803597A	1,000	H3043934	6,000	H4025395	1,000	H4806524	2,000	K0796646	1,000	K1955055	1,000	K306929A	6,000	K4112474	1,000
G5751690	1,000	G6474348	1,000	G8044677	1,000	H3055525	1,000	H4026413	2,000	H4814349	1,000	K0801585	1,000	K1963449	2,000	K3070891	1,000	K4114388	3,000
G5753235	1,000	G6477665	5,000	G804720A	1,000	H3064222	7,000	H402772A	6,000	H4825847	1,000	K0805262	1,000	K1964313	1,000	K3078442	1,000	K4116909	2,000
G5768291	1,000	G6479870	1,000	G8048486	2,000	H3064486	2,000	H4033002	4,000	H4827114	1,000	K0806560	1,000	K1964461	1,000	K3078515	1,000	K4120191 R0945187	1,000
G5770652	1,000	G6483460	1,000	G8051436	1,000	H3064508	2,000	H4039302	1,000	H4828188	1,000	K0817457	1,000	K1973789	2,000	K3083276	2,000	K4124480	2,000
G5773716	1,000	G6484815	1,000	G8054478	5,000	H3071970	3,000	H4042915	1,000	H4831227	1,000	K0821950	2,000	K1979450	2,000	K3092704	1,000	K4130766	1,000
G5776243	1,000	G6485951	1,000	G8059550	1,000	H3081313 H3081305	3,000	H4044667	1,000	H4834986	1,000	K0823414	3,000	K1979639	1,000	K3094006	1,000	K4133625	1,000
G5777088	1,000	G6489906	5,000	G8062896	3,000	H3087303	1,000	H4046406	1,000	H4842199	1,000	K0825107	1,000	K1985167	1,000	K309831	1,000	K4149599	1,000
G5777312	5,000	G6493687	1,000	G8064368	3,000	H3089551	1,000	H4054662	2,000	H4844248	2,000	K083059	1,000	K1985779	1,000	K3108716	5,000	K415682A	1,000
G5777991	4,000	G6497682	1,000	G8064821	1,000	H3091130	2,000	H4062479	1,000	H4844752	2,000	K0837415	1,000	K1995413	1,000	K3118673	1,000	K4161491	1,000
G5783843	1,000	G6512045	2,000	G8065305	1,000	H3092870	2,000	H4068183	1,000	H4846607	1,000	K0850942	3,000	K1997009	1,000	K312178A	1,000	K4176472	1,000
G5785080	2,000	G6514757	1,000	G8071550	1,000	H3094326	1,000	H4070447	1,000	H4848154	1,000	K0866296	1,000	K2003724	1,000	K312181A	1,000	K4177286	7,000
G5787679	4,000	G6516717	16,000	G8076730	1,000	H3107363	1,000	H4070579	1,000	H4860839	1,000	K0870978	1,000	K2013517	1,000	K3124398	1,000	K4180216	1,000
G5789981	1,000	G6517985	1,000	G8078180	2,000	H3109978	1,000	H4074043	1,000	H4861770	2,000	K0875880	1,000	K2019051	1,000	K3128407	1,000	K4186249	2,000
G5790882	1,000	G6518760	1,000	G8079640	1,000	H311190	1,000	H4074078	1,000	H486530A	1,000	K0896837	1,000	K2029499	1,000	K3129039	1,000	K4192702	1,000
G5795957	1,000	G6520315	2,000	G8080185	1,000	H3114092	1,000	H4087900	3,000	H4875593	1,000	K0908398	1,000	K2037246	1,000	K3130827	6,000	K4193601	2,000
G5797356	1,000	G6521389	1,000	G8088674	2,000	H3121587	1,000	H409169A	4,000	H4879416	1,000	K090841A	1,000	K2049678	2,000	K313136A	2,000	K4199723	1,000
G5801256	1,000	G6521400	3,000	G8090148	1,000	H312475	5,000	H4094923	1,000	H4890517	1,000	K090905A	1,000	K205258A	1,000	K3131467	1,000	K4216520	2,000
G5802597	2,000	G6525716	1,000	G8093511	1,000	H3134298 K3009645	4,000	H410080A	2,000	H4890940	1,000	K0912921	1,000	K2054450	1,000	K3146650	1,000	K421837A	1,000
G5804042	1,000	G6525953	2,000	G8093716	1,000	H3147659	1,000	H4104139	1,000	HA0572447	1,000	K0919144	2,000	K2054698	1,000	K3155528	1,000	K4227484	1,000

Page 7

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
K4229916	3,000	K5237386	1,000	K6371507	1,000	K7712448	1,000	K9221158	1,000	P1074435	1,000	P4069505	1,000	P7750890	1,000	R176786A	1,000	Z0606198	1,000
K4240316	1,000	K5237726	1,000	K6373313	1,000	K7719817	2,000	K9240551	1,000	P1089106	2,000	P4080436	1,000	P7753423	1,000	R1818413	3,000	Z060862A A7105684	1,000
K4245571	1,000	K5247292	2,000	K637459A	1,000	K7721285	2,000	K9252487	3,000	P1092605	1,000	P4113709	1,000	P7764271	1,000	R1824545	1,000	Z0610594	1,000
K4249429	1,000	K525616A	1,000	K6378218	1,000	K7721773	1,000	K926342A	1,000	P1099659	1,000	P4162076	1,000	P777501A	4,000	R1825215	2,000	Z061767A	1,000
K4254449	1,000	K5262739	1,000	K6381022	2,000	K7731159	1,000	K9274715	1,000	P1112671	1,000	P4162300	1,000	P7775753	1,000	R1895914	3,000	Z0644251	5,000
K4259246	1,000	K5269431	6,000	K6384420	1,000	K7751877	2,000	K927958A	1,000	P1113406	3,000	P4166624	1,000	P7824266	1,000	R1938796	1,000	Z0644340	1,000
K4263391	2,000	K5271711	1,000	K6386873	1,000	K7753535	1,000	K928480A	2,000	P1116782	2,000	P4189179	1,000	P7869251	2,000	R1971335	1,000	Z0646718	1,000
K4263731 K4150201	2,000	K5277736	1,000	K6393535	1,000	K7755023	1,000	K9296530	6,000	P1124165	2,000	P4193974	1,000	P7939179	3,000	R1972072	1,000	Z0652955	1,000
K426598A	2,000	K5278538	3,000	K6399177	2,000	K7776578	1,000	K9300880	1,000	P1143879	1,000	P4198712	5,000	P7947457	1,000	R2182407	1,000	Z0658643	1,000
K426746A	1,000	K5281857	2,000	K6407722	1,000	K7777108	2,000	K9301380	1,000	P1146126	2,000	P4202701	1,000	P7995273	2,000	R2199814	1,000	Z0660001	1,000
K4268598	1,000	K5282969	2,000	K6426085	1,000	K7786441	1,000	K9306420	2,000	P115563A	1,000	P4269326	1,000	P801215A	2,000	R2242167	1,000	Z0660338	1,000
K4286456	1,000	K5287316	1,000	K6430465	1,000	K7786948	1,000	K930648A	1,000	P1171201	1,000	P4277337	3,000	P8093311	1,000	R2246413	1,000	Z066256A	1,000
K4286510	1,000	K5288142	1,000	K6435742	1,000	K7787073	2,000	K9306706	1,000	P1172860	3,000	P4280966	1,000	P8117296	6,000	R233746A	1,000	Z0682757	1,000
K4287738	1,000	K529519A	1,000	K6436803	1,000	K7788266	1,000	K9320903	1,000	P1200864	7,000	P4290562	3,000	P8155910	2,000	R2733527	1,000	Z0694046	1,000
K4293363	1,000	K5296803	2,000	K643715A	1,000	K7797982	1,000	K9328912	1,000	P1208601	3,000	P4329671	1,000	P8170634	2,000	TZ0080614	1,000	Z0705447	2,000
K4305744	1,000	K5297370	1,000	K6439225	1,000	K7808062	1,000	K935042A	1,000	P1228033	1,000	P4343151	1,000	P8190600	1,000	V0008060	1,000	Z0711846	1,000
K4306058	2,000	K5298350	4,000	K6452213	1,000	K7813691	1,000	K9360204	22,000	P1327449	1,000	P4358892	1,000	P8229566	2,000	V0008311	1,000	Z0712125	1,000
K4312252	1,000	K5313171	3,000	K6458254	4,000	K7817339	4,000	K9363939	2,000	P1349329	3,000	P4380448	1,000	P8282297	2,000	V000975A	3,000	Z0747786	2,000
K4314352	1,000	K5319978	1,000	K6478247	1,000	K7819242	1,000	K9377158	1,000	P1356562	1,000	P4401135	1,000	P8319212	4,000	V0011150	1,000	Z0761282	1,000
K4315294	1,000	K5321743	1,000	K647862A	1,000	K7820089	1,000	K9384103	1,000	P1387603	2,000	P4452678	2,000	P8365974	1,000	V0011533	2,000	Z0798895	2,000
K4318005	1,000	K532419A	3,000	K6479006	1,000	K7825536	2,000	K9411828	2,000	P1387913	3,000	P4492106	1,000	P8376577	1,000	V0012203	1,000	Z0831213	1,000
K4318676	1,000	K5325145	2,000	K6484859	1,000	K7826710	1,000	K9411844	1,000	P1390450	1,000	P450659A	1,000	P8393420	5,000	V0015636	1,000	Z0833852	3,000
K4329813	2,000	K5326400	1,000	K649191A	1,000	K7828829	1,000	K9414975	1,000	P140740A	2,000	P451195A	2,000	P8415746	1,000	V0017132	1,000	Z0853349	1,000
K4336291	1,000	K5331269	1,000	K6495044	1,000	K7831145	1,000	K9419179	1,000	P1435012	1,000	P451567A	1,000	P8485538	1,000	V0024457	1,000	Z0871339	1,000
K434037A	2,000	K5341426	1,000	K6505783	1,000	K7863349	1,000	K942041A	1,000	P1457180	1,000	P4550394	2,000	P8522662	1,000	V0025968	2,000	Z0874710	1,000
K4342429	5,000	K5360404	1,000	K6506674	1,000	K7867425	1,000	K9422528	1,000	P146151A	1,000	P4563372	1,000	P8562338	1,000	V0029386	1,000	Z0883698	1,000
K4343654	1,000	K5362822	1,000	K6520669	2,000	K7871570	1,000	K9436324	1,000	P1471140	2,000	P4572754	1,000	P8616896	1,000	V0036358	1,000	Z0889289	1,000
K4345975	1,000	K5370426	1,000	K6530680	1,000	K7874839	1,000	K9443517	2,000	P1489627	2,000	P462391A	2,000	P8638938	1,000	V0037583	1,000	Z0919811	2,000
K4349873	2,000	K5375142	1,000	K653564A	1,000	K7879245 E4200350	1,000	K9446745	1,000	P1496240	1,000	P4644534	1,000	P8663991	4,000	V0040983	1,000	Z093764A	1,000
K4364716	2,000	K537796A	1,000	K654374A	3,000	K7886608	3,000	K9459669	1,000	P149664A	2,000	P4652685	24,000	P8675566	2,000	V0046515	1,000	Z0973700	1,000
K4368428	1,000	K5379318	1,000	K6555659	1,000	K7886969	1,000	K9468404	1,000	P1513617	1,000	P4799236	1,000	P8707603	5,000	V0047317	1,000	Z0986551	1,000
K4370007	1,000	K5398746	2,000	K6557090	1,000	K7893787	1,000	K9473939	1,000	P1528738	1,000	P4809959	1,000	P8710884	3,000	V0051128	2,000	Z1056973	1,000
K4372549	1,000	K5420466	1,000	K6557457	1,000	K7914725	1,000	K9476474	1,000	P1534525	1,000	P4829593	1,000	P8715460	5,000	V0055603	1,000	Z1135474	1,000
K4377907	3,000	K5426812	1,000	K6562698	1,000	K7927401	1,000	K9481087	1,000	P1545233	1,000	P4841003	2,000	P8754008	1,000	V0056820	2,000	Z1172116	1,000
K4382730	2,000	K5429986	1,000	K6563244	6,000	K7940459	1,000	K9484221	1,000	P1548283	3,000	P4873460	1,000	P8761144	24,000	V005920A	1,000	Z134085A	5,000
K4389980	1,000	K5432154	6,000	K6567045	1,000	K7941013	1,000	K9488510	1,000	P1563185	1,000	P4875064	4,000	P8782990	3,000	V0060275	2,000	Z136225A	1,000
K4397991	1,000	K5437903	1,000	K6568831	1,000	K7944683	1,000	K9509429	1,000	P1604868	1,000	P488845A	1,000	P8785337	1,000	V006629A	2,000	Z1386760	1,000
K4398696	1,000	K5443784	1,000	K657081A	1,000	K7944799	1,000	K9511792	1,000	P1610914	1,000	P4890241	1,000	P8799206	2,000	V0067032	4,000	Z1387112	1,000
K4403525	2,000	K545025A	1,000	K6576540	1,000	K7956932	1,000	K9512608	1,000	P1643286	1,000	P4900743	1,000	P8827447	1,000	V0070823	2,000	Z1404831	1,000
K4404831	1,000	K5465850	1,000	K658120A	1,000	K7957947	1,000	K9518312	1,000	P1644010	3,000	P4927110	1,000	P8828141	1,000	V0072826	2,000	Z1431847	1,000
K4405692	1,000	K5469120	2,000	K658361A	1,000	K7962363	1,000	K9522239	1,000	P1645122	1,000	P4927919	2,000	P8855726	1,000	V0079847	1,000	Z1618769	1,000
K4414020	1,000	K5477409	1,000	K659607A	2,000	K796322A	1,000	K9535349	6,000	P1648164	1,000	P4956072	1,000	P887464A	2,000	V0080713	3,000	Z1657675	1,000
K4416406	4,000	K5477603	1,000	K6602122	1,000	K7969759	1,000	K9543813	1,000	P1654482	1,000	P4961289	1,000	P8874836	2,000	V0080861	1,000	Z1683390	1,000
K4437306	7,000	K5490049	1,000	K661163A	1,000	K797051A	1,000	K9550585	2,000	P1662353	1,000	P4964237	1,000	P892809A	2,000	V0082171	1,000	Z1695623	1,000
K4437764	1,000	K5496888	1,000	K6614094	1,000	K7970889	1,000	K9563539	5,000	P1668270	1,000	P4990904	1,000	P8943757	3,000	V0082805	1,000	Z1698797	1,000
K4437926	1,000	K5498821	2,000	K6614302	1,000	K7982968	1,000	K9570268	1,000	P1672111	5,000	P5066852	1,000	P894480A	1,000	V0084468	3,000	Z1700007	1,000
K4440412	1,000	K5500311	1,000	K6618618	1,000	K8043981	1,000	K9572023	1,000	P1681838	2,000	P5068847	1,000	P8946659	7,000	V009000A	1,000	Z1722361	1,000
K4443241	3,000	K5510252	1,000	K663303A	1,000	K8044104	1,000	K9580468	1,000	P1713403	3,000	P5092284	1,000	P8951962	1,000	V0094439	1,000	Z172836A	1,000
K4446348	1,000	K5512557	5,000	K6643418	1,000	K8053189	1,000	K9584021	3,000	P172863A	2,000	P5176046	1,000	P8978739	5,000	V0095486	2,000	Z1789067	2,000
K4455568	7,000	K552122A	1,000	K6653928	1,000	K807450A	1,000	K9595147	1,000	P1732068	3,000	P5184782	1,000	P9013974	1,000	V0097519	1,000	Z184257A	5,000
K4465105	1,000	K5521270	1,000	K6678424	1,000	K8080550	1,000	K9599649	1,000	P1742683	1,000	P5211275	1,000	P9017910	4,000	V0098361	2,000	Z1857852	1,000
K4475208	4,000	K5532930	1,000	K6684440	1,000	K8082685	1,000	K9638563	1,000	P1765705	1,000	P5250661	1,000	P903720 P912466	1,000	V0104388	1,000	Z1859332	1,000
K448004A	1,000	K5537177	1,000	K6686664	1,000	K8094012	2,000	K9645888	1,000	P178890A	1,000	P5252117	1,000	P905400A	2,000	V0117501	3,000	Z1965264	1,000
K4493168 K1416707	1,000	K554453A	1,000	K6693075	1,000	K8101256	1,000	K9669175	1,000	P1806347	1,000	P5255000	1,000	P9071281	1,000	V0125849	1,000	Z1987373	1,000
K4494423	1,000	K5547415	1,000	K6699154	2,000	K8116415	6,000	K9669191	1,000	P1826240	2,000	P5333877	1,000	P9072075	1,000	V0134147	1,000	Z1989279	1,000
K4501225	1,000	K5548276	1,000	K670722A	1,000	K812423A	2,000	K9682716	2,000	P1830280	1,000	P5376452	4,000	P9079614	1,000	V0160210	1,000	Z201316A	1,000
K4513061	1,000	K5554381	4,000	K6712622	1,000	K8149712	1,000	K9686908	1,000	P1835290	3,000	P5387357	1,000	P9080256	1,000	V0160482	1,000	Z2066956	1,000
K4513185	1,000	K555943A	1,000	K6726895	1,000	K815063A	1,000	K9693165	1,000	P1862530	1,000	P5387705	1,000	P9094974	4,000	V0167797	1,000	Z2073618	1,000
K4514572	2,000	K5561493	1,000	K672812A	1,000	K8156395	1,000	K9708588	1,000	P1867559	1,000	P5402399	1,000	P9113685	1,000	V017047A	1,000	Z2078490	1,000
K4516974	1,000	K5562538	1,000	K6735045	1,000	K8168672	2,000	K9716033	1,000	P1895455	1,000	P5415784	3,000	P9114061	1,000	V0177709	1,000	Z2136857	1,000
K4525396	1,000	K5565863	1,000	K6753892	2,000	K8176140	1,000	K9718052	1,000	P1899558	1,000	P544072A	3,000	P9117982	1,000	V0185760	3,000	Z2157366	1,000
K4540301	1,000	K5575087	1,000	K6758045	3,000	K8178054	7,000	K9721134	1,000	P193695A	1,000	P5464432	1,000	P9163712	5,000	V0190373	1,000	Z2160235	1,000
K4560078	5,000	K5578159	1,000	K675855A	1,000	K8189900	5,000	K9733108	1,000	P1939282	2,000	P5471900	1,000	P9165634	1,000	V0191280	1,000	Z2191408	1,000
K4565746	2,000	K557871A	1,000	K6759629	1,000	K819355A	1,000	K9754083	1,000	P1959909	1,000	P5490476	1,000	P9167416	4,000	V0194972	1,000	Z2205115	1,000
K456667A	5,000	K558471A	1,000	K6781764	2,000	K8193738	1,000	K9755055	1,000	P1962683	7,000	P5491995	2,000	P9196971	1,000	V0195960	1,000	Z2215595	2,000
K459004A	1,000	K558602A	1,000	K6790283	1,000	K8206961	1,000	K9764097	1,000	P1963736	1,000	P5573746	3,000	P9197196	6,000	V0198595	3,000	Z2324173	1,000
K4590759	1,000	K5587220	1,000	K6791705	1,000	K8207380	1,000	K9765492	3,000	P209944A	22,000	P557548A	3,000	P9198346	2,000	V020174A	1,000	Z232839A	1,000
K4593936	1,000	K5588049	1,000	K6801242	1,000	K8211094	1,000	K9771263	1,000	P2103382	1,000	P5583792	2,000	P919877A	6,000	V0201898	1,000	Z2336619	1,000
K4599144	3,000	K5588510	2,000	K6805620	3,000	K821168A	1,000	K9771433	1,000	P2116018	1,000	P5660649	1,000	P924190A	4,000	V0202851	1,000	Z2378249	1,000
K4599713	1,000	K5588774	1,000	K681171A	2,000	K8214883	1,000	K9779779	1,000	P2123650	3,000	P5666957	1,000	P924223A	1,000	V0205125	1,000	Z2394627	1,000
K4603346	1,000	K5599768	1,000	K6822827	1,000	K8215928	1,000	K9810854	1,000	P2137015	1,000	P5680313	1,000	P9258667	1,000	V0208418	2,000	Z2440637	1,000
K4603486	6,000	K5605776	1,000	K6822924	1,000	K8217424	1,000	K9825657	1,000	P2156419	1,000	P5693334	1,000	P9260416	1,000	V0209449	1,000	Z2461162	1,000
K4607449	3,000	K5610036	3,000	K6830749	1,000	K8217610	1,000	K9830405	7,000	P2215350	1,000	P5706258	1,000	P9260963	1,000	V0211451	1,000	Z2489040	1,000
K4614496	3,000	K5626498	3,000	K6841201	1,000	K8234353	1,000	K9831649	3,000	P2220265	1,000	P5706479	3,000	P9272686	5,000	V0220078	1,000	Z2490820	1,000
K4617525	1,000	K5626528	1,000	K6851770	1,000	K8237751	1,000	K9838392	1,000	P2236501	1,000	P5746640	1,000	P9283327	2,000	V0229121	1,000	Z2511208	1,000
K4629175	1,000	K5632498	12,000	K6851851	1,000	K8250677	1,000	K9839879	2,000	P2238741	2,000	P5746683	1,000	P9303867	1,000	V0229539	1,000	Z2646734	1,000
K4633458	1,000	K563430A	1,000	K6865240	1,000	K8251754	1,000	K985567A	1,000	P2247678	1,000	P5751938	1,000	P9306246	4,000	V0235350	1,000	Z2751667	1,000
K4633962	1,000	K5635896	1,000	K6866689	1,000	K8251770	1,000	K9856404	1,000	P2265943	3,000	P5759122	1,000	P9306254	4,000	V0276057	1,000	Z2836719	1,000
K4636481	1,000	K563718A	1,000	K6881718	1,000	K8252858	1,000	K9860223	2,000	P2267393	2,000	P5783287	1,000	P9321164	1,000	V0279560	1,000	Z2879655	1,000
K4640675	2,000	K5655161	1,000	K6883540	1,000	K8265372	1,000	K9864733	1,000	P2268934	1,000	P582966A	1,000	P9331666	1,000	V0285137	1,000	Z2880165	1,000
K4641507	2,000	K565548A	1,000	K688718A	1,000	K8280762	5,000	K9870628	2,000	P2270041	1,000	P5837085	1,000	P9353023	3,000	V0296015	1,000	Z2884578	1,000
K4643119	1,000	K5658063	1,000	K6890156	1,000	K8291055	1,000	K9883789	1,000	P2276311	1,000	P5852432	1,000	P9362383	2,000	V0303828	3,000	Z2891876	1,000
K4644808	1,000	K5662923	3,000	K6894100	1,000	K8294623 P1036045	1,000	K9899871	1,000	P2278522	1,000	P5861946	1,000	P9387246	1,000	V0306908	2,000	Z2897238	2,000
K4646304	4,000	K5673100	2,000	K6894364	1,000	K8303991	2,000	K9900195	2,000	P2280136	1,000	P5868150	1,000	P9449012	1,000	V0308625	1,000	Z2905974	6,000
K4651189	1,000	K567994A	1,000	K6899064	1,000	K8313369	2,000	K9910522	1,000	P2290492	5,000	P5872700	1,000	P9450401	4,000	V0317217	5,000	Z2906059	1,000
K4656989	1,000	K5684684	1,000	K6912931	2,000	K8314675	1,000	L0008047	2,000	P2297330	2,000	P5886094	3,000	P945086A	3,000	V0322636	1,000	Z2908124	1,000
K4657578	2,000	K5702224	1,000	K6915442	1,000	K8318344	1,000	L0012540	1,000	P2325113	1,000	P5912796	1,000	P950224A	1,000	V0331597	1,000	Z290871A K872525A	1,000
K4657926	1,000	K5706033	1,000	K6931863	1,000	K8339015	1,000	L0012915	1,000	P2330230	4,000	P5915620	2,000	P9526637	1,000	V0332615	1,000	Z2932750	1,000
K4662547	1,000	K5712831	2,000	K6937306	1,000	K8360693	1,000	L003241A	1,000	P2358550	1,000	P5931103	2,000	P9531096	1,000	V0333182	1,000	Z2951658	1,000
K4664124	1,000	K5717736	2,000	K6943462	1,000	K8365601	1,000	L007161A	1,000	P2358593	1,000	P5941370	1,000	P9542489	1,000	V0335703	1,000	Z2960827	30,000
K4676564	1,000	K5726085	1,000	K694518A	1,000	K8389578	1,000	M0061444	1,000	P2364291	2,000	P5942865	1,000	P9551879	1,000	V0356352	1,000	Z2973945	1,000
K4686489	1,000	K5727081	1,000	K6957315	1,000	K8402752	2,000	P0005979	1,000	P236836A	3,000	P5943039	1,000	P9590351	2,000	V0374725	1,000	Z2975875	1,000
K4695240	1,000	K5748461	1,000	K6958303	1,000	K8414254	1,000	P0008064	1,000	P2400808	1,000	P5952534	1,000	P9631821	3,000	V0406155	1,000	Z2993423	1,000
K4697170	2,000	K575142A	1,000	K696348A	1,000	K8417121	1,000	P0010476	1,000	P2441350	1,000	P5965237	1,000	P9631880	1,000	V0408409	1,000	Z3015611	2,000
K4711025	1,000	K5754860	1,000	K6967493	1,000	K8420440	1,000	P0012363	1,000	P2462714	1,000	P5977197	6,000	P9632313	1,000	V0414573	2,000	Z3045472	2,000
K4719077	2,000	K5756022	1,000	K6974783	1,000	K8425728	2,000	P0026275	6,000	P2477568	1,000	P5980449	1,000	P9649259	1,000	V0418188	1,000	Z3052622	1,000
K4720156	2,000	K576288A	1,000	K6983367	1,000	K8429014	1,000	P0037048	1,000	P2496767	1,000	P5980643	1,000	P9687894	1,000	V0462500	1,000	Z3055192	2,000
K4727134	3,000	K5773814	1,000	K6987834	1,000	K8430225	1,000	P007640A	1,000	P2501345	1,000	P598990A	1,000	P9713437	1,000	V0471224	1,000	Z3055524	1,000
K4728947	1,000	K5780241	1,000	K6993583	1,000	K8431841	1,000	P0078860	2,000	P2505898	7,000	P6001630	2,000	P9732326	1,000	V0475300	1,000	Z3068839	1,000
K4738691 K4485718	1,000	K5792991	1,000	K7002815	1,000	K8432902	1,000	P0078941	1,000	P2556549	1,000	P6012470	2,000	P9757493	2,000	V0479683	1,000	Z308317A	1,000
K4739884	1,000	K5793483	1,000	K7007647	1,000	K8435340	1,000	P0091840	1,000	P2580628	2,000	P6013515	2,000	P9758724	1,000	V051016	1,000	Z308513A	1,000
K4739930	1,000	K5821371	1,000	K7010060	1,000	K844191A	1,000	P0094866	2,000	P2580644	1,000	P6060734	1,000	P9766743	1,000	V0522074	1,000	Z3087248	1,000
K4741374	1,000	K5828392	1,000	K7010176	1,000	K8443866	1,000	P0100963	1,000	P2583473	1,000	P6086555	1,000	P9826119	4,000	V052336A	1,000	Z3157203	1,000
K4752716	1,000	K5830745	1,000	K7014147	1,000	K8452946	1,000	P0104381	1,000	P2610977	1,000	P6096208	1,000	P9835621	1,000	V0534749	2,000	Z3246125	1,000
K4756622	2,000	K583404A	1,000	K7014651	1,000	K8454477	1,000	P0108298	5,000	P2627144	1,000	P6104529	2,000	P9863528	6,000	V059539A	1,000	Z3250580	1,000
K4769503	1,000	K5838878 E208132A	1,000	K702746A	1,000	K846278A	1,000	P0114158	1,000	P2634299	1,000	P6146726	1,000	P9875933	1,000	V0680230	16,000	Z325120A	3,000
K4772709	1,000	K5842530	1,000	K7032099	1,000	K8485976	1,000	P0121510	1,000	P2638995	1,000	P6191405	1,000	P9894563	1,000	V0696269	1,000	Z3300920	1,000
K4780302	1,000	K5844096	1,000	K7036787	1,000	K8486298	1,000	P0126857	1,000	P2647641	1,000	P6202490	1,000	P9899271	1,000	V0707538	1,000	Z3334733	1,000
K4793137	1,000	K5847729	1,000	K7038305	2,000	K8492344	1,000	P0130927	1,000	P2649466	1,000	P6235313	1,000	P9903341	1,000	V0731013	1,000	Z335906A	4,000
K4795199	1,000	K5855136	1,000	K7039565	1,000	K8496404	1,000	P0176323	1,000	P2685187	2,000	P6235402	1,000	P9908440	1,000	V0750581	1,000	Z3399487	1,000
K4797264	1,000	K5855241	1,000	K7047940	1,000	K850184A	1,000	P0184334	1,000	P2685802	1,000	P6249349	1,000	P9948183	1,000	V0833525	1,000	Z3493963	1,000
K4799909	1,000	K5859808	1,000	K7063261	1,000	K8507457	1,000	P0195742	6,000	P2724115	2,000	P6261519	6,000	P9950781	2,000	VJ649189	5,000	Z3577903	1,000
K4805364	1,000	K5863760	1,000	K7077637	1,000	K851514A	5,000	P0199056	1,000	P2740676	1,000	P6321201	5,000	P9979135	1,000	VN266440	6,000	Z3618065	2,000

K4772709	1,000	K5842530	1,000	K7032099	1,000	K8485976	1,000	P0121310	1,000	[illegible]	[illegible]	[illegible]	[illegible]						
K4780302	1,000	K5844096	1,000	K7036787	1,000	K8486298	1,000	P0126857	1,000	P2647641	1,000	P6202190	1,000	P9899271	1,000	V0707538	1,000	Z3334733	1,000
K4793137	1,000	K5847729	1,000	K7038305	2,000	K8492344	1,000	P0130927	1,000	P2649466	1,000	P6235313	1,000	P9903341	1,000	V0731013	1,000	Z335906A	4,000
K4795199	1,000	K5855136	1,000	K7039565	1,000	K8496404	1,000	P0176323	1,000	P2685187	2,000	P6235402	1,000	P9908440	1,000	V0750581	1,000	Z3399487	1,000
K4797264	1,000	K5855241	1,000	K7047940	1,000	K850184A	1,000	P0184334	1,000	P2685802	1,000	P6249349	1,000	P9948183	1,000	V0833525	1,000	Z3493963	1,000
K4799909	1,000	K5859808	1,000	K7063261	1,000	K8507457	1,000	P0198742	6,000	P2724115	2,000	P6261519	6,000	P9950781	2,000	VJ849189	5,000	Z3577903	1,000
K4805364	1,000	K5863260	1,000	K7077637	1,000	K851314A	5,000	P0199056	1,000	P2740676	1,000	P6321201	5,000	P9979135	1,000	VN266440	6,000	Z3618065	3,000
K4809262	1,000	K5866073	2,000	K7078919	1,000	K8515778	1,000	P0209159	1,000	P281176A	1,000	P6321260	6,000	P9980230	1,000	W00445947	3,000	Z3646972	1,000
K4812220	1,000	K5869420	2,000	K7083696	1,000	K8533660	1,000	P0211749	1,000	P2814734	1,000	P6369123	1,000	R0031525	2,000	W00847071	7,000	Z364760A	1,000
K4814746	2,000	K5876737	1,000	K7083912	1,000	K8547912	4,000	P0216937	2,000	P2834727	1,000	P6371322	1,000	R0044066	1,000	W01345734	2,000	Z3648053	1,000
K4819748	1,000	K5876745	1,000	K708627A	1,000	K8554633	1,000	P0233088	1,000	P283476A	1,000	P6435258	1,000	R004466A	1,000	W01465686	3,000	Z3650295	1,000
K4823117	2,000	K5886112	1,000	K7087446	1,000	K8561109	1,000	P0237012 P0126881	1,000	P2881458	2,000	P6480989	1,000	R0049130	1,000	W02214533	1,000	Z3650899	5,000
K4823843	1,000	K5886120	1,000	K7118619	1,000	K8571147	2,000	P0240080	1,000	P2884635	1,000	P6531923	2,000	R004953A	1,000	W03865148	1,000	Z3679897	2,000
K4825332	1,000	K5886554	2,000	K7122519	1,000	K8574391	1,000	P0240439	1,000	P2886885	2,000	P6535457	1,000	R0075182	1,000	W05336580	12,000	Z3689876	1,000
K4826299	1,000	K5905843	1,000	K7146698	1,000	K8589852	1,000	P024955A	1,000	P2891038	1,000	P6545088	1,000	R0102813	4,000	W06554597	4,000	Z3693857	12,000
K4828755	1,000	K5907985	1,000	K7149301	1,000	K8590389	1,000	P0259725	1,000	P2908658	1,000	P6576021	2,000	R0105812	1,000	W149910840	1,000	Z3704514	1,000
K4834755	1,000	K5914604	1,000	K715500A	1,000	K8607532	1,000	P0265776	2,000	P2939839	6,000	P6602936	2,000	R0116040	1,000	W6143167	2,000	Z3708803	1,000
K4844432	1,000	K5919363	1,000	K715547	1,000	K8623686	1,000	P0275690	1,000	P2948749	1,000	P6603347	2,000	R0116555	1,000	XA054864A	3,000	Z3723500	1,000
K4845110	2,000	K5921678	2,000	K7157800	1,000	K8644381	1,000	P0280902	22,000	P296261A	5,000	P6608551	3,000	R0126666	2,000	XA1103773	1,000	Z3743692	1,000
K4851595	1,000	K5930472	1,000	K7159331	1,000	K8644950	1,000	P0295322	1,000	P2971554	1,000	P6637225	3,000	R0164088	6,000	XA440863A	1,000	Z3892183	1,000
K4855124	1,000	K5933846	1,000	K7177712	1,000	K8660441	1,000	P0298186	1,000	P3024664	1,000	P6648634	2,000	R0187797	1,000	XA7709215	1,000	Z3900089	1,000
K4856090	1,000	K5937175	2,000	K7186053	1,000	K8669198	1,000	P030092A	1,000	P3048571	1,000	P6663323	1,000	R020456A	1,000	XA9700967	6,000	Z3949843	1,000
K4871081	1,000	K5946301	1,000	K7203101	1,000	K8671605	1,000	P0321595	1,000	P3066588	1,000	P6689888	1,000	R0218129	1,000	XA9763918	2,000	Z3958621	1,000
K4879430	1,000	K5949971	1,000	K7214901	1,000	K8673535	1,000	P032232A	4,000	P3079973	1,000	P6706243	2,000	R0249067	1,000	XB083856A	1,000	Z3965288	2,000
K4883411	1,000	K5950325	1,000	K7215681	1,000	K8686947	1,000	P0347136	3,000	P3085574	1,000	P6720475	1,000	R0293813	6,000	XB2542781	1,000	Z3965946	1,000
K4887174	1,000	K5952921	2,000	K722110A	1,000	K8691525	1,000	P0349422	1,000	P3088778	2,000	P6725426	1,000	R0295808	2,000	XB7133529	3,000	Z3983596	2,000
K4887956	2,000	K5955181	1,000	K7232772	1,000	K8710953	2,000	P0353896	1,000	P3094808	1,000	P6729219	1,000	R0313776	1,000	XC2786632	12,000	Z4023413	1,000
K4897110	1,000	K5957036	1,000	K7250479	1,000	K872623A	5,000	P0376497	1,000	P3114523	1,000	P6759444	1,000	R0352046	1,000	XC6338014	1,000	Z4039123	1,000
K4901460	1,000	K5960150	6,000	K725721A	1,000	K8735808	1,000	P0381016	2,000	P3132319	1,000	P6761031	1,000	R0375836	1,000	XC6533070	2,000	Z4044755	1,000
K4902157	4,000	K5961122	1,000	K7259069	1,000	K8748098	1,000	P0397680	2,000	P3137582	1,000	P678161A	6,000	R0398291	1,000	XD0577478	1,000	Z407378A	4,000
K491838A	1,000	K5967163	1,000	K7260601	1,000	K8754853	1,000	P0407821	6,000	P3186990	1,000	P6802897	1,000	R0410062	3,000	XD1246823	1,000	Z4096755	1,000
K4920775	1,000	K5985390	1,000	K726738A	1,000	K8756481	2,000	P0420925	1,000	P3208641	1,000	P6932162	1,000	R0417806	2,000	XD2516018	2,000	Z4096860	1,000
K4923537	1,000	K5986605	1,000	K7286708	1,000	K8772525	1,000	P0435663	1,000	P3212843	1,000	P6993757	1,000	R0432805	1,000	XD3113286	1,000	Z4101155	1,000
K4929314	1,000	K598811A	1,000	K7297432	1,000	K8774226	1,000	P0460994	1,000	P3213157	1,000	P7014531	1,000	R0434441	1,000	XD6704226	1,000	Z4151470	1,000
K4937767	1,000	K5994691	1,000	K7298722	1,000	K8780536	1,000	P0474642	1,000	P3229967	1,000	P7031584	2,000	R0451028	1,000	XD8173449	1,000	Z4215207	1,000
K4937929	1,000	K5994861	1,000	K7300182	1,000	K8792437	1,000	P0478737	1,000	P3254376	1,000	P7039275	1,000	R0467048	1,000	XD8439732	4,000	Z4255454	1,000
K4938488	1,000	K6000908	1,000	K7308663	1,000	K8796394 B7872203	3,000	P0480170	1,000	P3258940	1,000	P7039909	1,000	R0505624	3,000	XE2467117	2,000	Z4280610	1,000
K4949366	1,000	K6005055	1,000	K7313837	2,000	K8800278	2,000	P0486748	1,000	P3284739	1,000	P7040338	1,000	R0537097	1,000	XE2760973	1,000	Z4281005	1,000
K4955358	1,000	K6009018	1,000	K7340869	1,000	K8803226	1,000	P049466A	1,000	P3302788	2,000	P7054576	1,000	R0556806	1,000	XE309196A	1,000	Z4292457	1,000
K4955609	1,000	K6015611	1,000	K7357036	1,000	K8803552	5,000	P0501038	2,000	P3316487	1,000	P7078203	1,000	R0559953	1,000	XE9069168	6,000	Z435116A	1,000
K4958675	1,000	K602307A	1,000	K7364946	1,000	K8808511	7,000	P0504991	1,000	P3329872	1,000	P7089418	1,000	R0561362	1,000	XG1602105	1,000	Z4366884	1,000
K4958896	1,000	K602341A	1,000	K7372051	3,000	K8823707	1,000	P0508318	2,000	P333728A	1,000	P7095779	2,000	R0581363	1,000	XG2348881	1,000	Z4405405	1,000
K4958977	1,000	K6025110	1,000	K7372566	1,000	K882391A	1,000	P0509063	1,000	P3344537	2,000	P7116482	1,000	R0592152	1,000	XG3961455	1,000	Z4408064	1,000
K4962036	1,000	K6025633	7,000	K7384297	3,000	K8825327	2,000	P0511882	1,000	P3346424	2,000	P711756A	1,000	R0610894	1,000	XG4044987	1,000	Z4419767	1,000
K4964187	1,000	K6028675	1,000	K7393628	1,000	K8833834	1,000	P053405A	5,000	P3357876	1,000	P715466A	1,000	R0639035	1,000	XG4419506	1,000	Z4440219	1,000
K496621A	1,000	K6036104	1,000	K7396163	1,000	K8835950	1,000	P0535773	1,000	P3358082	1,000	P7162751	1,000	R0661014	1,000	XG4698006	1,000	Z4446748	1,000
K4970721	2,000	K6042260	1,000	K7397364	1,000	K8838739	1,000	P0541625	1,000	P3365534	1,000	P716617A	1,000	R0680353	2,000	XG4760356	2,000	Z4592604	1,000
K497624A	1,000	K6055842	1,000	K7402139	1,000	K8852111	1,000	P0549197	3,000	P3366107	2,000	P716939A	1,000	R0684189	1,000	Y0181464	1,000	Z4594380	1,000
K5001455	1,000	K6082742	1,000	K7409893	1,000	K8864551	1,000	P0563343	1,000	P3370562	5,000	P7188726	3,000	R0704422	3,000	Y0181534	1,000	Z4655703	1,000
K5012457	1,000	K6087051	1,000	K7412606	2,000	K8874603	1,000	P0563742	1,000	P3405196	1,000	P7190186	1,000	R0761167	1,000	Z0002608	3,000	Z4681739	1,000
K5012511	1,000	K6091148	3,000	K7416113	2,000	K8881162	1,000	P0574663	1,000	P3411544	1,000	P7198500	2,000	R0787786	7,000	Z0005496	1,000	Z4735588	1,000
K5022967	1,000	K6092896	1,000	K7434537	1,000	K8904537	1,000	P0591371	1,000	P3418204	1,000	P7204632	5,000	R0790051	1,000	Z0013189	1,000	Z4826222	1,000
K5023319	1,000	K6097790	1,000	K7435967	4,000	K8919917	2,000	P059754A	1,000	P3431081	3,000	P7209294	3,000	R0852227	5,000	Z002329A	1,000	Z5006148	1,000
K5029899	1,000	K6112579	1,000	K7447337	1,000	K8926719	1,000	P0604724	6,000	P3453093	1,000	P7222649	1,000	R0874069	2,000	Z0036502	1,000	Z5006202	1,000
K5032571	1,000	K614120A	1,000	K7457979	3,000	K8928002	4,000	P0613359	2,000	P3478045	1,000	P7225192	1,000	R088272A	1,000	Z0058166	1,000	Z5007705	1,000
K5035317	1,000	K6146341	1,000	K7466684	1,000	K8929076	1,000	P0613448	1,000	P348651A	5,000	P7235767	2,000	R0920966	1,000	Z0073459	1,000	Z5018715	1,000
K5040809	1,000	K6147097	1,000	K747654A	1,000	K8932611	1,000	P0620746	1,000	P3495020	1,000	P7242100	1,000	R0933480	2,000	Z0081907	1,000	Z5153035	1,000
K5041244	1,000	K6160557	1,000	K7481144	1,000	K8953678	1,000	P0632167	1,000	P3495128	2,000	P7245835	1,000	R0949360	1,000	Z0087808	1,000	Z5156891	1,000
K5041295	2,000	K6162185	1,000	K7490844	3,000	K8954321	1,000	P0634100	1,000	P3509439	1,000	P7270236	1,000	R0950350	2,000	Z0088081	3,000	Z5198942	1,000
K5055598	1,000	K6167365	1,000	K7506767	1,000	K8960895	3,000	P0636723	1,000	P3526007	3,000	P7291497	1,000	R097506A	1,000	Z008826A	7,000	Z5361622	1,000
K5064325	3,000	K6168736	1,000	K7506783	2,000	K8963401	1,000	P0641409	1,000	P3549287	1,000	P7292620	2,000	R1034196	1,000	Z0113914	1,000	Z5373817	1,000
K5064643	1,000	K617356A	1,000	K7515561	1,000	K8965234	1,000	P0665022	1,000	P356068A	1,000	P7295476	1,000	R1044868	2,000	Z011709A	1,000	Z5395187	1,000
K5069815	1,000	K6201628	1,000	K7525273	1,000	K8968454	1,000	P0673467	1,000	P3567501	1,000	P7301786	1,000	R1062599	1,000	Z0121046	1,000	Z5396051	1,000
K5075240	1,000	K6202373	1,000	K7550502	1,000	K897344A	1,000	P0674323	1,000	P3576675	1,000	P730484A	2,000	R1071237	1,000	Z0124576	1,000	Z5419949	4,000
K5080843	2,000	K6204805	1,000	K7556144	2,000	K8983879	1,000	P0686275	1,000	P3602005	2,000	P7326916	1,000	R1072659	1,000	Z0127494	2,000	Z5440778	1,000
K5095735	1,000	K6205542	1,000	K7566646	1,000	K8999783	4,000	P0711911	2,000	P3616812	2,000	P7334757	2,000	R1075682	2,000	Z014562A	1,000	Z5477280	1,000
K5097622	1,000	K6207375	2,000	K7572905	1,000	K9010173	3,000	P0724258	1,000	P3627210	1,000	P7343551	1,000	R109542A	1,000	Z016490A	4,000	Z552291A	1,000
K5098084	1,000	K6208649	2,000	K7577079	1,000	K9014357	1,000	P0780115	2,000	P3636295	2,000	P7344116	1,000	R1096353	1,000	Z0167003	1,000	Z6038434	1,000
K5100801	1,000	K6211275	1,000	K7581939	1,000	K9028056	1,000	P0798634	1,000	P3642651	1,000	P7344957	1,000	R1119582	1,000	Z0186997	1,000	Z6056297	2,000
K5101042	1,000	K6215696	1,000	K7590571	2,000	K903241A	3,000	P0809008	1,000	P3666046	1,000	P7346887	1,000	R1258574	1,000	Z0198812	1,000	Z6117628	1,000
K5104106	2,000	K6246494	1,000	K7593139	1,000	K9035389	1,000	P0815172	1,000	P3691539	3,000	P735409A	1,000	R1295720	1,000	Z0198820	1,000	Z6210121	1,000
K5118077	1,000	K6260454	1,000	K7593902	3,000	K9041494	1,000	P0834088	2,000	P3694945	3,000	P7367787	1,000	R1370900	1,000	Z0200698	1,000	Z6216529	2,000
K5118751	1,000	K6272932	1,000	K7600674	1,000	K9052356	1,000	P085450A	1,000	P3706315	1,000	P7367949	1,000	R1374574	1,000	Z020216A	1,000	Z6257101	1,000
K5146887	1,000	K6294049	1,000	K7603967	1,000	K9053387	1,000	P0878824	1,000	P372531A	1,000	P7369151	1,000	R1387218	1,000	Z0202410	1,000	Z6401512	1,000
K5157994	6,000	K6297072	3,000	K7604637	1,000	K9059253	1,000	P088770A	1,000	P3728459	1,000	P7398488	1,000	R1464778	1,000	Z0207528	2,000	Z6486852	1,000
K5160081	1,000	K6299725	1,000	K7605870	1,000	K9072128	1,000	P0955349	7,000	P3750810	2,000	P7403031	1,000	R1526323	1,000	Z0223663	1,000	Z6536965	1,000
K516074A	3,000	K6310524	1,000	K7609469	3,000	K9083766	1,000	P0970771	1,000	P3755227	1,000	P7447616	1,000	R1528172	6,000	Z0239977	1,000	Z6544747	1,000
K5167213	1,000	K6318711	2,000	K7611633	1,000	K9087338	1,000	P0976001	7,000	P379026A	1,000	P746605A	1,000	R1536299	3,000	Z0259064	1,000	Z6737790	1,000
K5168422	1,000	K6319661	2,000	K7616457	2,000	K909833A	1,000	P0984829	1,000	P385909A	1,000	P7476136	1,000	R1536914	1,000	Z0288072	1,000	Z7098201	1,000
K5171733	1,000	K6337937	1,000	K763524A	1,000	K9107649	1,000	P1004186	1,000	P3862031	1,000	P7499462	1,000	R1562737	1,000	Z0321266	1,000	Z7100710	3,000
K5175410	1,000	K6342787	1,000	K7650078	1,000	K9117938	1,000	P1014408	1,000	P3882814	1,000	P7503702	1,000	R1580573	3,000	Z0465470	1,000	Z7426411	2,000
K5192285	3,000	K6346103	1,000	K765488A	1,000	K9117970	4,000	P1015552	2,000	P3891783	1,000	P7541175 K3518043	1,000	R159213A	2,000	Z0505340	1,000		
K5192919	2,000	K6348556	1,000	K7664710	2,000	K9128751	1,000	P1015609	1,000	P3905253	1,000	P7583749	1,000	R1617353	2,000	Z0511251	1,000		
K5201543	1,000	K6349501	6,000	K7668635	1,000	K9133305	2,000	P1019302	1,000	P3924649	1,000	P758396A	1,000	R1645284	1,000	Z0531309	2,000		
K5203619	1,000	K6353002	1,000	K7668740	1,000	K9165428	1,000	P1020459	1,000	P3950704	1,000	P7658498	1,000	R1695974	1,000	Z0542629	1,000		
K520397A	1,000	K6359356	1,000	K7679785	1,000	K9167102	1,000	P1024306	1,000	P3999827	1,000	P7675511	6,000	R1736581	1,000	Z0543463	1,000		
K5216370	1,000	K6361706	1,000	K7693400	1,000	K9167420	1,000	P1041081	2,000	P400375A	2,000	P7675562	1,000	R1743448	2,000	Z0591727	1,000		
K5227461	2,000	K6363636	1,000	K7703996	1,000	K9168168	1,000	P1045516	6,000	P4027578	1,000	P7682259	1,000	R1758097	1,000	Z0595609	3,000		
K5231507	1,000	K6364845	1,000	K7712375	1,000	K9209468	1,000	P1064324	1,000	P4037759	2,000	P7685673	1,000	R1763562	1,000	Z059677A	1,000		

RESULTS OF VALID APPLICATIONS MADE ON YELLOW APPLICATION FORM

The following are the identification document numbers (where supplied) of successful applicants using **YELLOW** application forms and the number of Public Offer Shares to be conditionally allotted to them:

Applications made by CCASS Broker/Custodian Participants

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
00006014	12,000	00603092	4,000	00603092	16,000	00603092	7,000	00603092	12,000	00603092	12,000	00603092	6,000	03974959	24,000	04216780	12,000	04216780	20,000
00603092	197,000	00603092	4,000	00603092	16,000	00603092	7,000	00603092	12,000	00603092	12,000	00603092	6,000	03974959	24,000	04216780	12,000	04216780	20,000
00603092	4,000	00603092	29,000	00603092	16,000	00603092	7,000	00603092	12,000	00603092	12,000	00603092	6,000	03974959	57,000	04216780	12,000	04216780	20,000
00603092	4,000	00603092	29,000	00603092	16,000	00603092	7,000	00603092	12,000	00603092	25,000	00603092	1,000	03974959	12,000	04216780	12,000	04216780	80,000
00603092	4,000	00603092	30,000	00603092	140,000	00603092	7,000	00603092	12,000	00603092	25,000	00603092	23,000	04011215	1,000	04216780	12,000	04216780	37,000
00603092	4,000	00603092	30,000	00603092	140,000	00603092	7,000	00603092	12,000	00603092	25,000	00603092	23,000	04216780	22,000	04216780	12,000	04216780	17,000
00603092	4,000	00603092	29,000	00603092	139,000	00603092	24,000	00603092	12,000	00603092	20,000	00603092	23,000	04216780	23,000	04216780	12,000	04216780	16,000
00603092	4,000	00603092	17,000	00603092	43,000	00603092	24,000	00603092	12,000	00603092	20,000	00603092	22,000	04216780	23,000	04216780	12,000	04216780	16,000
00603092	4,000	00603092	17,000	00603092	43,000	00603092	269,000	00603092	12,000	00603092	20,000	00603092	22,000	04216780	22,000	04216780	12,000	04216780	16,000
00603092	4,000	00603092	17,000	00603092	7,000	00603092	243,000	00603092	12,000	00603092	20,000	00603092	23,000	04216780	23,000	04216780	12,000	04216780	16,000
00603092	4,000	00603092	16,000	00603092	6,000	00603092	535,000	00603092	12,000	00603092	37,000	00603092	22,000	04216780	22,000	04216780	12,000	04216780	17,000
00603092	4,000	00603092	17,000	00603092	7,000	00603092	96,000	00603092	12,000	00603092	32,000	00603092	23,000	04216780	23,000	04216780	12,000	04216780	16,000
00603092	4,000	00603092	16,000	00603092	7,000	00603092	96,000	00603092	12,000	00603092	32,000	00603092	5,000	04216780	22,000	04216780	12,000	04216780	17,000
00603092	4,000	00603092	16,000	00603092	7,000	00603092	139,000	00603092	12,000	00603092	32,000	00603092	5,000	04216780	22,000	04216780	217,000	04216780	17,000
00603092	4,000	00603092	16,000	00603092	7,000	00603092	68,000	00603092	12,000	00603092	6,000	00603092	6,000	04216780	12,000	04216780	35,000	04216780	17,000
00603092	4,000	00603092	16,000	00603092	7,000	00603092	74,000	00603092	12,000	00603092	6,000	00603092	6,000	04216780	12,000	04216780	35,000	04216780	16,000
00603092	4,000	00603092	16,000	00603092	7,000	00603092	57,000	00603092	12,000	00603092	6,000	02211958	7,000	04216780	12,000	04216780	107,000	04216780	40,000
00603092	4,000	00603092	17,000	00603092	7,000	00603092	57,000	00603092	12,000	00603092	1,000	03542188	3,000	04216780	12,000	04216780	20,000	04216780	7,000
00603092	4,000	00603093	17,000	00603092	6,000	00603092	12,000	00603092	12,000	00603092	6,000	03688879	12,000	04216780	12,000	04216780	20,000	04216780	6,000
00603092	4,000	00603092	17,000	00603092	6,000	00603092	12,000	00603092	12,000	00603092	6,000	03974959	139,000	04216780	12,000	04216780	20,000	04216780	6,000

Page 8

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
04216780	7,000	12341999	2,000	234120	33,000	A2686913	6,000	A664851A	1,000	A8846785	6,000	B2655581	4,000	B9583535	1,000	C4657452	1,000	D0334481	1,000
04216780	7,000	12341999	6,000	234120	16,000	A2700231	1,000	A6654870	2,000	A8848400	1,000	B2786015	3,000	B9593867	1,000	C4662286	5,000	D0339386	3,000
04216780	6,000	12417223	6,000	234120	6,000	A2708275	2,000	A6668715	1,000	A8851304	3,000	B2788174	1,000	B9595878	2,000	C4713034	1,000	D0343472	1,000
04216780	7,000	12633237	12,000	234120	6,000	A2726761	1,000	A6680855	2,000	A8869491	1,000	B2942378	1,000	B9606837	3,000	C4724966	2,000	D0360822	1,000
04216780	7,000	12633237	12,000	234120	58,000	A2744174	3,000	A6690028	1,000	A8877133	2,000	B2947523	2,000	B9615038	3,000	C4735712	1,000	D036464A	4,000
04216780	7,000	132113	1,000	234120	58,000	A2755273	17,000	A6710959	1,000	A8880673	1,000	B2948597	1,000	B964786A	1,000	C4742360	1,000	D0370186	1,000
04216780	6,000	132200	1,000	234120	6,000	A276177A	12,000	A6712765	1,000	A8887716	1,000	B2991514	2,000	B9818567	1,000	C4745114	1,000	D0371840	1,000
04216780	7,000	14402890	29,000	234120	6,000	A2776130	1,000	A6712927	2,000	A8896669	1,000	B2998640	2,000	B981863A	1,000	C4771646	1,000	D0373940	1,000
04216780	7,000	14418158	1,000	234120	1,000	A2779148	1,000	A6732308	2,000	A890033A	1,000	B3033274	3,000	B9818648	1,000	C4781110	1,000	D0398692 A3602799	2,000
04216780	7,000	14858831	1,000	234120	24,000	A280956A	2,000	A673890A	2,000	A8905269	1,000	B3033398	1,000	B9860164	2,000	C4791663	1,000	D0406733	1,000
04216780	7,000	14910126	1,000	234120	24,000	A2810827	1,000	A6741250	1,000	A8911390	12,000	B3060743	1,000	B9866723	1,000	C4804579	3,000	D0406865	6,000
04216780	7,000	14910142	1,000	234120	24,000	A2812730	2,000	A6766873	3,000	A8912834	1,000	B3084340	1,000	B9903033	1,000	C4804846	1,000	D0407543	2,000
04216780	7,000	15061900	1,000	235238	761,000	A2823953	2,000	A6772369	6,000	A8921191	1,000	B3258179	1,000	B9904048	1,000	C4841342	3,000	D0410323	2,000
04216780	7,000	15461005	12,000	30157477	5,000	A2875791 D1381777	1,000	A6775384	5,000	A8946429	2,000	B325887A	1,000	B9965449	4,000	C4855548	1,000	D0413020	1,000
04216780	7,000	15475248	1,000	30327383	1,000	A2875864	1,000	A6802969	1,000	A8953883	2,000	B3275766	1,000	B9984858	1,000	C4862420	2,000	D0413292	2,000
04216780	7,000	156922	784,000	30327383	1,000	A2892181	1,000	A6853601	7,000	A8962688	1,000	B3287861	1,000	B9986907	1,000	C4877525	1,000	D0415570	1,000
04216780	7,000	16149670	6,000	30327383	1,000	A2950114	6,000	A6860586	1,000	A8967191	1,000	B3317167	3,000	B9990173	1,000	C4879498	1,000	D0430138	1,000
04216780	57,000	16149670	1,000	30327383	1,000	A295702A	2,000	A6876873	2,000	A8987575	1,000	B344388A	1,000	B9994462	3,000	C4921370	1,000	D0446247	6,000
04216780	57,000	16149670	1,000	30327383	1,000	A2972444 A2972436	2,000	A6878566	4,000	A8990924	1,000	B3481501	1,000	C0039207	1,000	C4940154	4,000	D0449173	3,000
04216780	57,000	16149670	6,000	30327383	1,000	A2999172	3,000	A6888790	1,000	A8992935	1,000	B3525681	3,000	C0213290	1,000	C4956891	2,000	D0450457	2,000
04216780	7,000	16149670	1,000	30327383	1,000	A3000195	1,000	A6910826	1,000	A8994512	1,000	B3526408	2,000	C0225590	1,000	C4963413	1,000	D0457508	2,000
04216780	6,000	16149670	1,000	30327383	1,000	A3032062	2,000	A692424A	1,000	A8995128	2,000	B3596481	1,000	C0405157	2,000	C4963480	2,000	D0459101	1,000
04216780	7,000	16149670	1,000	30327383	2,000	A304625A	1,000	A6928652	7,000	A8998542	1,000	B3646497	4,000	C0422108	3,000	C4983988	6,000	D0460991	1,000
04216780	6,000	16149670	1,000	30327383	2,000	A3055968	1,000	A6936493	1,000	A9004958	1,000	B3660074	29,000	C0565707	3,000	C4991972	1,000	D0468380	1,000
04216780	6,000	16149670	1,000	30327383	2,000	A3069012	1,000	A6936949	1,000	A900768A	2,000	B3696214	12,000	C0601053	1,000	C4995382	6,000	D0480585	1,000
04216780	12,000	16149670	2,000	30327383	1,000	A3110926	4,000	A693699A	6,000	A9008333	1,000	B3746971	7,000	C0618452	1,000	C4997997	6,000	D0500772	1,000
04216780	139,000	16149670	2,000	30327383	1,000	A3111264	7,000	A6943821	3,000	A9026315	6,000	B3796766	6,000	C079949A	2,000	C5027908	1,000	D0540839	2,000
04216780	43,000	16149670	1,000	30327383	2,000	A3123262	1,000	A6952286	1,000	A9030568	6,000	B3805463	1,000	C0988547	2,000	C5029056	1,000	D0544222	1,000
04216780	44,000	16149670	3,000	30327383	1,000	A3127993	1,000	A6974964	2,000	A9034776	1,000	B3946040	1,000	C0995434	1,000	C5032618	2,000	D0545172	1,000
04216780	27,000	16149670	2,000	30327383	2,000	A3128477	7,000	A6979281	7,000	A904038A	24,000	B395230A	4,000	C1021794	1,000	C5034009	1,000	D0550877	1,000
04216780	24,000	16149670	2,000	30327383	1,000	A3164384	3,000	A7002036	1,000	A904089A	2,000	B3967129	1,000	C1145612	3,000	C5049197	1,000	D0551652	1,000
04216780	24,000	16149670	1,000	30327383	1,000	A3169106	6,000	A7016614	1,000	A9041640	1,000	B3983019	1,000	C1178502	1,000	C5052414	1,000	D056374A	1,000
04216780	24,000	16149670	1,000	30327383	1,000	A3171968	2,000	A7028124	3,000	A9061331	1,000	B3988193	1,000	C1192084	1,000	C5102918	1,000	D0565882	1,000
04216780	24,000	16149670	2,000	30460018	1,000	A3182242	2,000	A7050766	2,000	A9075286	7,000	B3991933	2,000	C1338518	2,000	C5109238	1,000	D0569977	3,000
04216780	24,000	16149670	1,000	30460018	57,000	A3224743	1,000	A7063876	1,000	A9084234	1,000	B4075817	1,000	C1342353	2,000	C5139900	1,000	D0593894	1,000
04216780	24,000	16192796	3,000	30460018	24,000	A3228447	1,000	A706550A	1,000	A9109822	1,000	B4081868	1,000	C1394493	1,000	C5160764	2,000	D0611361	1,000
04216780	24,000	16192796	1,000	30460018	1,000	A3236180	1,000	A7084210	2,000	A9120435	2,000	B4082457	2,000	C1493688	3,000	C5181826	1,000	D0616886	1,000
04216780	24,000	16192796	1,000	30460018	4,000	A3236199	3,000	A7088682	1,000	A9128118	1,000	B4119504	3,000	C1795293	1,000	C5182911	1,000	D0618978	1,000
04216780	24,000	16192796	30,000	30460018	4,000	A324647A	1,000	A7101476	2,000	A9128584	1,000	B4164461	1,000	C1795307	1,000	C5184345	1,000	D0624897	2,000
04216780	25,000	17083015	1,000	30460018	29,000	A3253696	1,000	A7113385	5,000	A9129696	2,000	B4211540	3,000	C1857132	5,000	C5190760	1,000	D0625621	1,000
04216780	29,000	17083015	4,000	30460018	2,000	A3266772	4,000	A7138469	1,000	A9137125	2,000	B4245682	4,000	C1864236	2,000	C5218533	1,000	D0626377	1,000
04216780	29,000	17083015	22,000	30460018	1,000	A3268228	1,000	A7162912	5,000	A9140711	12,000	B4268593	12,000	C1872387	1,000	C5226757	7,000	D0628183	1,000
04216780	30,000	17138533	2,000	30460018	23,000	A3302868	2,000	A7188504	1,000	A9144121	3,000	B4274755	2,000	C1872395	1,000	C5227737	1,000	D0632865	1,000
04216780	29,000	17138533	2,000	30550512	7,000	A3311050	1,000	A7192196	2,000	A9164246	2,000	B4289582	1,000	C1879772	2,000	C5229934	1,000	D0640523	1,000
04216780	29,000	17138533	2,000	30550512	6,000	A3320009	23,000	A7192250	1,000	A9168497	1,000	B4289590	1,000	C1881920	1,000	C5230134	1,000	D0641562	1,000
04216780	30,000	17388532	16,000	30550512	6,000	A3324349	2,000	A7193281	6,000	A9169353	1,000	B4294470	1,000	C2006764	2,000	C5239220	1,000	D0644863	1,000
04216780	30,000	17449944	30,000	30550512	6,000	A3351923	1,000	A7196027	7,000	A9173776	1,000	B4299375	1,000	C2021410	2,000	C525386A	5,000	D066192A	1,000
04216780	29,000	17449944	29,000	30550512	6,000	A3392980	2,000	A7202159	181,000	A9189435	2,000	B4385443	1,000	C2061579	4,000	C5255943	1,000	D0662578	6,000
04216780	29,000	17768835	2,000	30550512	1,000	A3406523	1,000	A7204291	2,000	A9192525	7,000	B441204A	1,000	C2095295	2,000	C5260718	1,000	D0668215	1,000
04216780	29,000	18029501	6,000	30550512	1,000	A3430688	2,000	A7223121	4,000	A9195060	1,000	B442806A	1,000	C2159803	2,000	C5275979	1,000	D0681092	1,000
04216780	85,000	18074310	1,000	30761890	4,000	A3445405	1,000	A7235480	1,000	A9207999	1,000	B4442992	1,000	C2166982	1,000	C5291354	2,000	D0681416	1,000
04216780	128,000	18074310	2,000	31068792	20,000	A345059A	2,000	A7238617	1,000	A9225059	4,000	B4443235	1,000	C2203918	1,000	C5296984	1,000	D0693783	1,000
04810964	30,000	18074310	3,000	31250305	2,000	A346941A	4,000	A7264332	1,000	A9229011	1,000	B4473987	1,000	C2221924	1,000	C5303468	1,000	D0694089	1,000
04908042	22,000	18074310	3,000	31250305	1,000	A3531816	1,000	A7268516	1,000	A9234805	1,000	B4482552	4,000	C2227280	1,000	C531480A	1,000	D0694712	1,000
04994401	27,000	18074310	1,000	31250305	1,000	A3541781	7,000	A728032A	1,000	A9237464	3,000	B4484830	1,000	C2240783	1,000	C5316446	2,000	D0705641	4,000
04994401	12,000	18074310	1,000	31250305	1,000	A354277A	2,000	A7288398	3,000	A9254571	5,000	B4507849	12,000	C2276982	3,000	C5317922	1,000	D0708918	1,000
05246845	3,000	18074310	1,000	31250305	1,000	A354800A	1,000	A7303303	1,000	A9260105	1,000	B4604992	1,000	C2294573	1,000	C5336382	1,000	D0724069	16,000
06317374	6,000	18074310	1,000	31250305	1,000	A3567314	1,000	A7304237	1,000	A9286848	1,000	B4645761	1,000	C2315791	2,000	C5342161	2,000	D0731197	1,000
06731291	68,000	18074310	1,000	31250305	1,000	A3582208	1,000	A7312868	1,000	A9291140	5,000	B4651249	3,000	C2342497	1,000	C5343591	1,000	D0739074	2,000
06731291	68,000	18074310	1,000	31454874	1,000	A3582216	1,000	A7360250	29,000	A9305060	17,000	B4683248	1,000	C2356307	1,000	C5345292	1,000	D0742571	1,000
06731291	186,000	18074310	1,000	31499525	1,000	A3626876	2,000	A7379679	3,000	A9308728	3,000	B4684066	1,000	C2382669	1,000	C535917A	2,000	D0766411	17,000
06731291	80,000	18074310	1,000	31499525	1,000	A3647571	1,000	A7422744	1,000	A9309864	1,000	B4694657	1,000	C2411391	2,000	C5369841	5,000	D0768112	6,000
06731291	112,000	18074310	1,000	31499525	1,000	A364968A	1,000	A7430313	3,000	A9327064	1,000	B4710571	2,000	C2475365	1,000	C5379219	1,000	D0769259	3,000
06731291	112,000	18074310	1,000	31499525	1,000	A3655256	2,000	A7450969	1,000	A9336276	1,000	B471318A A336118A	6,000	C2538332	2,000	C5413433	1,000	D0769739	1,000
06731291	63,000	18074310	7,000	31499525	1,000	A3698990	1,000	A7460700	7,000	A9339925	1,000	B4734055	1,000	C2540167	3,000	C5423730	2,000	D0770389	4,000
06731291	129,000	18074310	2,000	31502308	1,000	A3717413	1,000	A7475953	1,000	A9342853	1,000	B4738131	2,000	C2545541	1,000	C5424206	1,000	D0770524	1,000
06731291	30,000	18074310	12,000	31502308	2,000	A3727397	5,000	A7507065	3,000	A9346231	3,000	B4790966	1,000	C2553781	1,000	C5447419	1,000	D0776263	1,000
06731291	29,000	18074310	16,000	3165747	1,000	A3758349	1,000	A7516501	2,000	A9350988	5,000	B480037	2,000	C2563523	2,000	C5457066	1,000	D0783154	1,000
06731291	29,000	18074310	17,000	32126424	1,000	A3768875	1,000	A7546028	1,000	A9358547	1,000	B4827096	1,000	C257374A	1,000	C5474645	1,000	D0785157	2,000
06731291	29,000	18074310	20,000	32362824	12,000	A3791990	2,000	A7576148	1,000	A9360479	6,000	B5039148	1,000	C257391A	2,000	C5502673	1,000	D0791173	1,000
06731291	30,000	18074310	20,000	32656936	2,000	A3802321	1,000	A7588448	1,000	A9365012	6,000	B5047213	1,000	C2601468	3,000	C5503602	1,000	D0794253	1,000
06731291	29,000	18074310	23,000	33974393	4,000	A3818686	1,000	A761287A	1,000	A9372248	1,000	B5108301	4,000	C2622643	3,000	C5521465	1,000	D079427A	1,000
06731291	29,000	18074310	24,000	33974393	1,000	A3820524	1,000	A7630169	6,000	A9374372	4,000	B5114875	2,000	C2627335	1,000	C5523379	2,000	D0796167	5,000
06731291	29,000	18352041	607,000	33974393	5,000	A3862081	1,000	A7646758	12,000	A937691A	4,000	B514930A	2,000	C2628307	1,000	C552443A	1,000	D0824446	1,000
06731291	29,000	18352041	596,000	33974393	6,000	A3915010	3,000	A7660645	3,000	A9376952	1,000	B5219235	3,000	C2632223	2,000	C5537175	1,000	D0836363	1,000
06731291	29,000	18352041	397,000	33974393	1,000	A3952498	1,000	A7670594	1,000	A9389205	5,000	B5243314	1,000	C2639341	1,000	C5549890	1,000	D0840042	1,000
06731291	29,000	18352041	691,000	33974393	2,000	A3954970	12,000	A7670780	1,000	A9398050	1,000	B530397A	1,000	C2648065	1,000	C5595922	1,000	D0850501	7,000
06731291	30,000	18352041	691,000	33974393	1,000	A3963775	1,000	A7702178	1,000	A9430957	1,000	B5348884	7,000	C2648073	1,000	C5604573	1,000	D0850900	1,000
06731291	30,000	18900622	2,000	33974393	12,000	A3963783	1,000	A7704065	1,000	A9432356	1,000	B5472445	1,000	C2652720	1,000	C5613351	1,000	D0851915	2,000
06731291	29,000	18900622	1,000	419701	738,000	A3992260	2,000	A7708354 K1511246	2,000	A9437854	1,000	B5480308	1,000	C2724756	7,000	C5625236	1,000	D0856003	2,000
06731291	35,000	18900622	1,000	420538	716,000	A3996762	1,000	A7718392	1,000	A9446500	3,000	B5552104	1,000	C2786018	1,000	C5646500	1,000	D0857018	1,000
06731291	35,000	18900622	1,000	440102194206126046	6,000	A4001160	1,000	A7733898	1,000	A9455658	6,000	B5570994	3,000	C2791437	1,000	C5650060	1,000	D086264A	1,000
06731291	35,000	18900622	1,000	4683139	3,000	A4018977	1,000	A7736943	1,000	A9472188	1,000	B5586408	1,000	C2797761	1,000	C5657928	1,000	D086944A	1,000
06731291	139,000	18900622	1,000	514573	22,000	A4071851	1,000	A7740231	1,000	A9487890	1,000	B5665464	1,000	C2828500	7,000	C5663790	1,000	D087334A	1,000
06731291	139,000	18900622	1,000	704350275	1,000	A4084066	1,000	A7744350	2,000	A9504101	1,000	B5800078	1,000	C283831A	1,000	C5668288	1,000	D0886735	6,000
06731291	24,000	18900622	1,000	9253192	6,000	A4103974	2,000	A7752663	1,000	A9507186	1,000	B5891987	2,000	C2864469	2,000	C5670134	1,000	D0892506	2,000
06731291	24,000	18900622	1,000	97315111	22,000	A412601A	2,000	A7766001	1,000	A9517025	3,000	B5943456	1,000	C2870787	1,000	C5674490	1,000	D090041A	6,000
06731291	24,000	18900622	1,000	97315111	140,000	A4170310	1,000	A7774896	1,000	A9530420	1,000	B5956094	5,000	C2899203	7,000	C5680857	3,000	D0902285	6,000
06731291	144,000	18900622	1,000	97315111	35,000	A4180103	6,000	A7803373	6,000	A9545169	2,000	B5962213	1,000	C2908717	1,000	C5681837	1,000	D0905004	1,000
06731291	27,000	18900622	1,000	97315111	22,000	A419287A	1,000	A7814421	1,000	A9548494	23,000	B5968890	2,000	C2911084	6,000	C5710454	1,000	D0908275	6,000
06731291	217,000	18900622	1,000	97315111	57,000	A4208903	6,000	A7816068	2,000	A9549903	1,000	B6037521	1,000	C2914970	1,000	C5741686	2,000	D0913422	1,000
06731291	216,000	18900622	1,000	97315111	24,000	A4218607	2,000	A7832497	1,000	A9552246	2,000	B6040832	5,000	C2917325	1,000	C5743565	2,000	D0915131	1,000
06731291	85,000	18900622	1,000	97315111	24,000	A4218860	2,000	A7839572	2,000	A9592167	1,000	B6046008	6,000	C2920733	2,000	C5759720	1,000	D0917037	1,000
06731291	85,000	18900622	1,000	97315111	24,000	A4221748	1,000	A7847281	2,000	A9594046	187,000	B6059800	6,000	C2922388	1,000	C5759763	2,000	D0919498	5,000
06731291	49,000	18900622	1,000	97315111	473,000	A4222558	1,000	A7848768	4,000	A9598297	2,000	B6117894	3,000	C2924224	6,000	C5771364	1,000	D0938859	1,000
06731291	230,000	18900622	1,000	97315111	397,000	A4238683	1,000	A7849268	2,000	A9616430	1,000	B6162032	1,000	C2925247	1,000	C5796030	6,000	D0951278	2,000
06731291	38,000	18900622	1,000	97315111	29,000	A4240793	2,000	A7852358	5,000	A9639209	1,000	B6208873	17,000	C2941722	1,000	C5808497	2,000	D0953092	1,000
06731291	52,000	18900622	1,000	97315111	29,000	A4242826	1,000	A7867800	12,000	A9644019	1,000	B6208954	17,000	C2952899	1,000	C5815868	1,000	D0956806	1,000
06731291	256,000	18900622	1,000	97315111	29,000	A4244357	1,000	A7877032	2,000	A966611A	23,000	B6209624	2,000	C296658A	1,000	C5837578	1,000	D0963136	1,000
06731291	134,000	18900622	1,000	A0049282	1,000	A4298384	4,000	A7902940	1,000	A9684231	3,000	B6287617	1,000	C2969309	1,000	C5840617	1,000	D0968006	3,000
06731291	197,000	18900622	1,000	A0064060	1,000	A4416905	1,000	A7907152	23,000	A9694601	1,000	B6290944	4,000	C2989776	1,000	C5854286	3,000	D0972221	1,000
06731291	74,000	18900622	1,000	A0067523	1,000	A4436493	1,000	A7914183	5,000	A9712855	2,000	B6298619	4,000	C2993064	1,000	C5863102	2,000	D0977331	1,000
06731291	74,000	18900622	1,000	A0105077	7,000	A4439999	1,000	A7926416	1,000	A9716370	2,000	B6420406	1,000	C3001022	1,000	C5901063	1,000	D0985334	2,000
06731291	96,000	18900622	1,000	A0145443	1,000	A4453746	1,000	A792765A	1,000	A9716737	5,000	B6423936	1,000	C3008507	1,000	C5940328	2,000	D0985512	1,000
06731291	57,000	18900622	2,000	A0156003	1,000	A4491524	1,000	A7949726	1,000	A9724640	1,000	B644822A	1,000	C3019851	1,000	C5946571	1,000	D0993760	1,000
06731291	57,000	18900622	1,000	A0182764	1,000	A4527219	1,000	A7949777	6,000	A9727313	1,000	B6470055	1,000	C3026025	4,000	C5947810	1,000	D100213A	1,000
06731291	24,000	18900622	2,000	A0183582	2,000	A4555085	5,000	A7958207	1,000	A9727410	1,000	B6501171	1,000	C3062277	5,000	C5958480	2,000	D1029836	1,000
06731291	24,000	18900622	1,000	A0191356	1,000	A4608669	1,000	A7969387	2,000	A9728506	1,000	B6525151	1,000	C310526A	1,000	C5959010	1,000	D1041364	2,000
06731291	24,000	18900622	6,000	A0203915	1,000	A4622254	1,000	A7983932	1,000	A9733259	3,000	B6562812	1,000	C3134286	1,000	C5978597	1,000	D1044711	5,000
06731291	24,000	18900622	7,000	A0304428 A2623458	1,000	A4639785	6,000	A7985099	2,000	A9739028	1,000	B6574357	1,000	C3141959	1,000	C5985151	1,000	D1052382	1,000
06731291	24,000	18900622	6,000	A031041A	1,000	A4667835	6,000	A7989248	1,000	A9739141	1,000	B6604094	1,000	C3156999	1,000	C5992484	2,000	D1057503	4,000
06731291	32,000	18900622	6,000	A036403A	1,000	A4723409	1,000	A7999448	6,000	A9745336	6,000	B661054A	1,000	[illegible]	[illegible]	[illegible]			
06731291	32,000	18900622	6,000	A0391991	1,000	A4725444	6,000	[illegible]	[illegible]	[illegible]									
06731291	[illegible]	[illegible]																	

06731291	57.000	18900622	1.000	A0182764	1.000	A4527219	1.000	A7949777	6.000	A9727313	1.000	B6470055	1.000	C3026025	4.000	C5947810	1.000	D100213A	1.000
06731291	24.000	18900622	2.000	A0183582	2.000	A4555085	5.000	A7958202	1.000	A9727410	1.000	B6501171	1.000	C3062277	5.000	C5958480	2.000	D1029836	1.000
06731291	24.000	18900622	1.000	A0191356	1.000	A4608669	1.000	A7969387	2.000	A9728506	1.000	B6525151	1.000	C310526A	1.000	C5959010	1.000	D1041364	2.000
06731291	24.000	18900622	6.000	A0203915	1.000	A4622254	1.000	A7983932	1.000	A9733259	3.000	B6562812	1.000	C3134286	1.000	C5978597	1.000	D1044711	5.000
06731291	-24.000	18900622	7.000	A0304423 A2623458	1.000	A4639785	6.000	A7985099	2.000	A9739028	1.000	B6574357	1.000	C3141959	1.000	C5985151	1.000	D1052382	1.000
06731291	24.000	18900622	6.000	A031041A	1.000	A4667835	6.000	A7989248	1.000	A9739141	1.000	B6604094	1.000	C3156999	1.000	C5992484	2.000	D1057503	4.000
06731291	32.000	18900622	6.000	A036403A	1.000	A4723409	1.000	A7999448	6.000	A9745338	6.000	B661054A	1.000	C3158851	1.000	C6011169	4.000	D1095758	3.000
06731291	32.000	18900622	6.000	A0391991	1.000	A4725444	6.000	A8000401	7.000	A9748868	1.000	B6618303	1.000	C316360A	1.000	C604646A	1.000	D1095790	6.000
06731291	32.000	18900622	6.000	A0430423	2.000	A4739127	5.000	A8019978	1.000	A9751915	2.000	B6635631	1.000	C3166056	6.000	C6053864	1.000	D1098986	2.000
06731291	32.000	18900622	6.000	A0450068	2.000	A4752182	1.000	A8026052	1.000	A9761724	1.000	B6635704	2.000	C3181527 E4256852	6.000	C6062081	1.000	D113625A	2.000
06731291	33.000	18900622	7.000	A0474463	1.000	A4771950	7.000	A8030149	1.000	A9765169	2.000	B6657805	2.000	C3191492	1.000	C6065846	1.000	D1145844	3.000
06731291	32.000	18900622	6.000	A0474471	2.000	A4780054	1.000	A8034861	4.000	A9780745	1.000	B6720116	1.000	C3217211	1.000	C6066508	6.000	D118095A	27.000
06731291	33.000	18900622	7.000	A0498184	3.000	A478775A	2.000	A8056245	12.000	A9787154	4.000	B6795507	1.000	C3225370	3.000	C6081248	1.000	D1196546	3.000
06731291	32.000	18900622	6.000	A0505598	1.000	A4796082	1.000	A8073468	3.000	A979116A	2.000	B6844060	3.000	C3285519	1.000	C6082805	1.000	D1196791	1.000
06731291	32.000	18900622	6.000	A0568123	1.000	A4799502	1.000	A8077749	2.000	A9795017	1.000	B6909847	6.000	C3298858	1.000	C609014A	2.000	D1201582	1.000
06731291	23.000	18900622	6.000	A0572430	2.000	A4804611	1.000	A8092810	1.000	A9800274	6.000	B7011496	2.000	C3306648	2.000	C6093475	1.000	D1201973	1.000
06731291	23.000	18900622	7.000	A0642919	1.000	A4836866	3.000	A8110525	1.000	A9803729	5.000	B7060667	1.000	C3314950	5.000	C6106739	2.000	D1202708	2.000
06731291	23.000	18900622	6.000	A0666052	4.000	A4836874	3.000	A8111238	2.000	A9810857	7.000	B7068005	1.000	C3332487	1.000	C6117714	1.000	D1213130	1.000
06731291	22.000	18900622	23.000	A0669248	6.000	A4890704	1.000	A8121489	1.000	A9815425	1.000	B707627A	1.000	C3344892	3.000	C6125296	1.000	D1241665	1.000
06731291	23.000	18900622	22.000	A0695060	5.000	A4906953	1.000	A8126081	1.000	A9819668	6.000	B7082172	1.000	C3369267	1.000	C6164461	1.000	D1267346	1.000
06731291	22.000	18900622	22.000	A0705775	2.000	A4932164	6.000	A8127622	1.000	A982680A	2.000	B7086593	1.000	C3382557	4.000	C6166820	1.000	D1273508	1.000
06731291	23.000	18900622	23.000	A0708413	3.000	A4961148	3.000	A8131522	1.000	A983196A	2.000	B7107043	2.000	C3385866	6.000	C6184225	1.000	D1278070	1.000
06731291	22.000	18900622	22.000	A075475A	1.000	A4966271	1.000	A8146864	1.000	A9835221	1.000	B714898A	6.000	C3399298	1.000	C6185221	1.000	D128741A	1.000
06944547	5.000	18900622	23.000	A0808949	1.000	A4967774	1.000	A8147143	1.000	A984171A	1.000	B7161463	2.000	C3418985	2.000	C6203629	1.000	D1305000	6.000
07232044	2.000	18900622	22.000	A0896481	1.000	A4968991	1.000	A8164722	1.000	A9849036	1.000	B7161471	1.000	C3467935	3.000	C6203696	1.000	D1327470	1.000
07332591	6.000	18900622	22.000	A0949704	4.000	A4986620	12.000	A8185576	1.000	A9849575	3.000	B7206599	1.000	C3472394	1.000	C6235288	1.000	D1329481	1.000
07332591	7.000	18900622	22.000	A0976655	2.000	A4992132	2.000	A8190766	6.000	A985983A	1.000	B7272192	1.000	C3479550	3.000	C6283886	1.000	D1341600	1.000
07332591	6.000	18900622	22.000	A0994971	1.000	A503013A	22.000	A8203272	1.000	A9865848	12.000	B7313115	2.000	C3492093	16.000	C6293237	1.000	D1352610	17.000
07332591	6.000	18900622	23.000	A0998713	3.000	A5043126 A5043134	1.000	A8210155	1.000	A9880162	5.000	B7330362	3.000	C3511357	1.000	C6301167	5.000	D1360761	2.000
07332591	6.000	18900622	22.000	A1002336	1.000	A5057666	1.000	A8222927	1.000	A9887124	1.000	B7330370	2.000	C3525137	2.000	C6307793	1.000	D136967A	20.000
07332591	6.000	18900622	23.000	A1018038	1.000	A507496A	1.000	A8223834	5.000	A9889178	6.000	B7338347	12.000	C3532435	1.000	C630994A	3.000	D1377397	3.000
07332591	6.000	18900622	22.000	A1055227	1.000	A5075117	1.000	A8227392	1.000	A9896999	1.000	B7450376	6.000	C3566755	2.000	C6311928	3.000	D1379675	1.000
07332591	1.000	18900622	22.000	A114145A	1.000	A5076024	1.000	A8227732	1.000	A9910991	2.000	B7465527	2.000	C3586152	2.000	C6321184	3.000	D1380215	1.000
07332591	1.000	18900622	22.000	A114335	1.000	A510544A	23.000	A8241522	1.000	A9924062	1.000	B7467953	2.000	C3597510	1.000	C6347078	1.000	D1410971	1.000
07332591	1.000	18900622	22.000	A1187603	1.000	A5162885	3.000	A8250610	4.000	A9928939	1.000	B7484440	6.000	C3604797	1.000	C6350362	2.000	D1412370	3.000
07332591	1.000	18900622	23.000	A1220511	3.000	A5171132	1.000	A8250661	2.000	A9931824	1.000	B7510573	2.000	C3607710	2.000	C6362395	3.000	D1417461	1.000
07332591	1.000	18900622	22.000	A1228679	1.000	A5175790	1.000	A8253407	1.000	A9938098	1.000	B7575527	1.000	C3641579	1.000	C6369063	2.000	D1427459	1.000
07332591	22.000	18900622	23.000	A124822A	12.000	A5203255	1.000	A8254284	3.000	A9945604	1.000	B7589692	3.000	C3650764	2.000	C6369122	1.000	D1436024	1.000
07332591	43.000	18900622	22.000	A1256273	2.000	A5212289	1.000	A8263208	5.000	A995171A	1.000	B7592626	2.000	C3669864	1.000	C6375497	1.000	D1437683	1.000
07332591	44.000	18900622	23.000	A1298715	7.000	A5228150	1.000	A8268935	2.000	A9954344	1.000	B7594130	1.000	C3687528	1.000	C6387983	3.000	D1443306	2.000
07342659	57.000	18900622	22.000	A1318279	2.000	A5228754	1.000	A8280056	4.000	A9971591	1.000	B7595366	1.000	C3722773	1.000	C6403369	2.000	D1446739	6.000
07821102	269.000	18900622	22.000	A1334487	1.000	A526081A	1.000	A8296572	3.000	A9981279	1.000	B759632A	1.000	C3742537	2.000	C6418196	1.000	D1447204	1.000
07927582	3.000	18900622	22.000	A1341076	2.000	A5283445	1.000	A8302784	20.000	A998183A	1.000	B7615804	12.000	C3753091	1.000	C6423912	1.000	D1461134	1.000
09963744	1.000	18900622	22.000	A1382953	1.000	A532561A	1.000	A8311407	5.000	A9983522	3.000	B7616169	2.000	C3763534	1.000	C6425095	3.000	D1464419	4.000
10042963	2.000	18900622	22.000	A1385758	1.000	A5325628	1.000	A8320686	4.000	A9987234	1.000	B761641A	1.000	C3764093	1.000	C643017A	1.000	D1502965	5.000
10180347	6.000	18900622	22.000	A141877A	5.000	A5351793	6.000	A8325602	1.000	A9989687	1.000	B7628760	2.000	C3771278	1.000	C6432911	1.000	D1507649	1.000
10230784	2.000	18900622	23.000	A1431733	3.000	A5380475	5.000	A8346367	3.000	A9998627	1.000	B7686485	1.000	C3783098	1.000	C6450014	1.000	D1512499	2.000
10230784	7.000	18900622	23.000	A1444177	1.000	A5383954	2.000	A8354416	1.000	B0001215	1.000	B7711757	1.000	C3852758	1.000	C6500771	2.000	D1512561	1.000
10230784	3.000	18900622	22.000	A145248A	3.000	A5391167	1.000	A8355366	1.000	B0159773	2.000	B7712222	3.000	C3856095	3.000	C6510270	1.000	D1512707	1.000
10230784	2.000	19017434	22.000	A1476303	1.000	A5401197	1.000	A8360483	2.000	B0160704	6.000	B7731383	1.000	C3866694	1.000	C651201A	1.000	D1520491	1.000
10230784	7.000	19757650	6.000	A1483229	2.000	A5432734	2.000	A8370837	2.000	B0229186	5.000	B7751961	1.000	C3870306	1.000	C6515191	1.000	D1525922	2.000
10230784	6.000	19757650	7.000	A1487968	4.000	A5440877	1.000	A8372759	1.000	B024276A	1.000	B7777669	1.000	C3873380	1.000	C6524840	1.000	D1544854	1.000
10230784	1.000	19757650	7.000	A1488425	1.000	A5486672	1.000	A8379826	2.000	B0247664	1.000	B7786846	2.000	C3885516	1.000	C6524867	1.000	D1545575	1.000
10230784	2.000	19757650	7.000	A1495537	2.000	A5514560	3.000	A8380204	1.000	B0276788	5.000	B7796043	1.000	C388711A	1.000	C6526061	1.000	D1547667	1.000
108641	1.000	19757650	3.000	A1526459	1.000	A5530582	5.000	A8385710	3.000	B0422172	1.000	B7799263	6.000	C3910898	3.000	C6532509	2.000	D1548000 D1378989	1.000
108747	1.000	19757650	6.000	A1549955	1.000	A5543080	1.000	A838871A	1.000	B0427972	4.000	B7891887	4.000	C3920966	2.000	C6533599	1.000	D1556305	1.000
10925361	3.000	19757650	3.000	A1549963	1.000	A5553345	2.000	A8396224	2.000	B0428723	1.000	B7933628	1.000	C3930082	1.000	C6535400	3.000	D1556348	3.000
11193268	6.000	19757650	6.000	A156377A	1.000	A556469A	2.000	A8398251	3.000	B0430027	3.000	B7943712	1.000	C3932700	1.000	C653921A	1.000	D1556690	22.000
11193268	1.000	19757650	1.000	A156797A	3.000	A5600637	1.000	A8398618	1.000	B0431694	2.000	B7949192	1.000	C3945543	1.000	C6559970	1.000	D1573153	2.000
11193268	24.000	19757650	1.000	A1592125	5.000	A560747A	3.000	A8414931	3.000	B0468857	5.000	B7952290	3.000	C3960844	1.000	C6561339	3.000	D1574982	3.000
11193268	29.000	19757650	1.000	A1621052	1.000	A5614374	2.000	A8417256	1.000	B0589824	2.000	B7963810	1.000	C3974810	1.000	C6563625	2.000	D1577388	6.000
11668780	1.000	19757650	12.000	A1644524	2.000	A5625915	1.000	A8418244	3.000	B0603711	1.000	B8036190	1.000	C402856	2.000	C6601233	1.000	D1581733	1.000
11904514	139.000	20062357	1.000	A1647183	2.000	A5635007	1.000	A8419852	3.000	B0606249	1.000	B8036204	1.000	C4040706	1.000	C6609692	1.000	D1587707	1.000
11904514	112.000	20163321	6.000	A1663472	1.000	A5645282	1.000	A8420338	20.000	B0626509	2.000	B8088565	1.000	C4063439	1.000	C6618772	1.000	D1602277	3.000
11904514	57.000	20163321	6.000	A1671971	7.000	A5721043	1.000	A8436412	1.000	B0627661	1.000	B8107241	7.000	C4081666	2.000	C6712094	4.000	D1608445	2.000
11904514	165.000	20163321	5.000	A1694505	1.000	A5722317	3.000	A8446558	1.000	B0667930	6.000	B8113969	6.000	C4085726	2.000	C6717584	1.000	D1641930	2.000
11904514	902.000	20163321	17.000	A176354A	1.000	A575667A	1.000	A8461441	1.000	B07068013	1.000	B8155998 H3430520	4.000	C4104267	2.000	C672288A	1.000	D1645855	1.000
11904514	902.000	20163321	22.000	A1766832	1.000	A5756963	1.000	A8462685	1.000	B0746628	1.000	B8179870	2.000	C4124411	1.000	C6723649	1.000	D1650859	1.000
11904514	902.000	20348387	7.000	A1766840	1.000	A5761835	1.000	A8468322	1.000	B0783604	4.000	B8208501	1.000	C4140263	3.000	C6727814	1.000	D1654153	1.000
11904514	902.000	2046029800012030	1.000	A1769971	1.000	A5783286	1.000	A8480756	7.000	B0826605	1.000	B8233727	1.000	C4172424	4.000	C6740977	1.000	D1661990	1.000
11904514	12.000	20482783	2.000	A1790776	3.000	A579671A	1.000	A8482198	1.000	B0884095	1.000	B8265343	1.000	C4184309	5.000	C6747122	1.000	D169046A	1.000
11904514	12.000	20482783	1.000	A1796774	1.000	A5797651	2.000	A8483941	3.000	B0884109	1.000	B8307860	2.000	C4196153	1.000	C6749516	2.000	D1690478	1.000
11904514	17.000	20794661	1.000	A1806532	1.000	A5843300	1.000	A8492010	1.000	B092447A	1.000	B8308972	1.000	C4202978	1.000	C6749591	1.000	D169256A	2.000
11904514	17.000	21276773	1.000	A1814330	1.000	A5844161	1.000	A8496016	1.000	B0939167	2.000	B8311736	2.000	C4216375	2.000	C6752029	1.000	D1700848	1.000
11904514	22.000	21301813	12.000	A1815701	4.000	A5876012	1.000	A8523862	1.000	B0975430	1.000	B8336283	2.000	C421657A	1.000	C6752746	1.000	D1702514	2.000
11904514	23.000	21733058	1.000	A1830026	1.000	A588984A	1.000	A8537421	1.000	B0999909	2.000	B8336623	1.000	C422825A	3.000	C1 NO468572	139.000	D1704347	3.000
11904514	256.000	21733058	1.000	A1842555	1.000	A5891135	3.000	A8547486	3.000	B1069867	5.000	B8401980	2.000	C4230122	1.000	D0007162	1.000	D1704541	1.000
120618650	1.000	21733058	1.000	A1849185	1.000	A5904385	1.000	A8552560	1.000	B1243433	1.000	B8407695	1.000	C4253408	1.000	D0008444	1.000	D1707710	2.000
12132312	1.000	21733058	1.000	A1850817	1.000	A5923312	1.000	A8555489	5.000	B129352A	1.000	B8520459	3.000	C4257233	1.000	D0015378	1.000	D1711408	1.000
12132312	1.000	21733058	2.000	A1862769	2.000	A5924289	1.000	A8556043	2.000	B1367884	2.000	B853672A	1.000	C4269584	3.000	D0023486	1.000	D1718062	1.000
12132312	1.000	21733058	2.000	A1889977	3.000	A5961206	16.000	A8561756 A9195346	1.000	B1417431	3.000	B8543815	1.000	C4291075	2.000	D0040356	2.000	D1719883	1.000
12132312	1.000	21733058	1.000	A1902108	2.000	A5986551	4.000	A857114A	1.000	B1440182	1.000	B8566742	7.000	C4317139	2.000	D004498	1.000	D1725379	5.000
12132312	1.000	21733058	2.000	A1903228	1.000	A5989305	1.000	A857315A	7.000	B1513023	1.000	B8594509	1.000	C4317597	2.000	D0054365	7.000	D1727398	2.000
12132312	1.000	21733058	2.000	A1930535	1.000	A6007646	2.000	A858151A	1.000	B1519919	2.000	B8603923	1.000	C4324461	2.000	D0058050	1.000	D173307A	1.000
12132312	1.000	21733058	2.000	A194417A	1.000	A6018869	1.000	A8585140	1.000	B1549753	1.000	B8615816	1.000	C4326200	2.000	D0059243	1.000	D1769244	5.000
12132312	1.000	21733058	2.000	A1949988	4.000	A602477A	1.000	A8594484	1.000	B1584621	1.000	B8674995	4.000	C4329439	2.000	D0059324	3.000	D1769724	1.000
12132312	1.000	21733058	1.000	A1964170	1.000	A6031466	2.000	A860241A	1.000	B1589453	2.000	B8686659	6.000	C434134A	1.000	D0064115	1.000	D1783786	1.000
12132312	6.000	21733058	1.000	A1968974	1.000	A6040244	1.000	A8615627	1.000	B1634343	1.000	B8796667	1.000	C4357688	2.000	D0065316	1.000	D180208A	3.000
12132312	-1.000	21733058	1.000	A1969938	1.000	A6047877	1.000	A861955A	1.000	B1717168	1.000	B8808401	1.000	C4361898	1.000	D006588A	1.000	D1806301	1.000
12132312	5.000	21733058	1.000	A1981954	3.000	A6052900	1.000	A8620191	3.000	B1728224	1.000	B8842219	1.000	C436899A	1.000	D0079376	4.000	D1828577	4.000
12132312	5.000	21733058	1.000	A2068071	1.000	A6074025	1.000	A8623220	4.000	B1855536	1.000	B8847504	1.000	C4376704	2.000	D0101800	1.000	D1837649 D4303092	1.000
12132312	5.000	21733058	1.000	A2119040	1.000	A6093259	1.000	A8633102	12.000	B1892717	1.000	B890124A	6.000	C4385355	2.000	D0104141	1.000	D1861000	3.000
12132312	5.000	21733058	1.000	A2174874	5.000	A6109392	2.000	A8639410	1.000	B1936390	1.000	B8911369	4.000	C4386793	1.000	D0112659	1.000	D1861124	2.000
12132312	5.000	21733058	1.000	A2200492	4.000	A6134109	1.000	A8652999	5.000	B1962758	1.000	B8943384	1.000	C4389881	1.000	D0115356	1.000	D1883888	1.000
12132312	7.000	21733058	1.000	A2206199	1.000	A6134451	1.000	A8657346	5.000	B1994374	3.000	B895422A	1.000	C4399461	1.000	D0118177	1.000	D1891244	2.000
12132312	7.000	21733058	1.000	A2228648	3.000	A6172701	6.000	A8669883	2.000	B2062912	1.000	B8990471	1.000	C442735A	1.000	D0141039	1.000	D1903277	2.000
12132312	6.000	21733058	1.000	A2232491	1.000	A6196228	1.000	A867030A	1.000	B2063811	4.000	B9001498	1.000	C4427740	2.000	D0154025	6.000	D1911547	4.000
12132312	7.000	21733058	1.000	A2258660	3.000	A6253922	1.000	A8675514	1.000	B2072918	1.000	B9040426	6.000	C4446699	2.000	D0161773	1.000	D1914799	1.000
12132312	6.000	21733058	1.000	A2293865	1.000	A627220A	1.000	A8682367	1.000	B2086269	1.000	B9060648	3.000	C445103A	7.000	D016571A	1.000	D1916611	1.000
12132312	7.000	21733058	1.000	A2338575	2.000	A6280040	1.000	A8694101	1.000	B2108777	1.000	B9151767	2.000	C4455736	1.000	D0173461	3.000	D1922344	1.000
12132312	3.000	21733058	1.000	A2354686	2.000	A6284380	1.000	A8694519	1.000	B2111581	6.000	B9168538	1.000	C4488227	1.000	D0179559	1.000	D1924223	4.000
12132312	3.000	21733058	2.000	A236228A	1.000	A6290038	1.000	A8695817	22.000	B2122427	1.000	B919590A	1.000	C4493212	4.000	D0180417	6.000	D196005A	3.000
12132312	3.000	21733058	1.000	A2369802	2.000	A6301250	2.000	A8707564	1.000	B2145168	1.000	B9208068	2.000	C4506764	1.000	D0183564	1.000	D196313A	1.000
12132312	1.000	21733058	1.000	A2375748	1.000	A6319826	1.000	A8712401	12.000	B2161228	2.000	B9215536	1.000	C4524541	2.000	D0184811	1.000	D1974719	1.000
12132312	2.000	21733058	1.000	A2406937	6.000	A6357698	4.000	A871501A	1.000	B2225153	1.000	B9228603	2.000	C452973A	1.000	D0185133	1.000	D1989406	4.000
12132312	6.000	21733058	5.000	A2431184 P6865236	1.000	A6366719	2.000	A8729983	1.000	B2278842	1.000	B9284953	6.000	C4531505	1.000	D0191052	6.000	D1994620	3.000
12132312	6.000	21733058	6.000	A2452882	3.000	A6411323	1.000	A8732100	2.000	B2343989	2.000	B9287901	3.000	C4552154	2.000	D0199770	1.000	D199693	2.000
12132312	1.000	21733058	5.000	A2454117	1.000	A6453069	1.000	A8743676	1.000	B2344195	1.000	B9349966	4.000	C4554424	1.000	D0211363	1.000	D1999266	1.000
12132312	1.000	21733058	1.000	A2495964	2.000	A6453271	1.000	A874950A	1.000	B2344209	2.000	B9354080 D0029956	3.000	C4555293	1.000	D0213714	1.000	D2002435	1.000
12132312	1.000	21913810	1.000	A2521485	3.000	A6456041	2.000	A8753809	4.000	B2351086	2.000	B9355702	1.000	C4567445	1.000	D0221725	2.000	D2012015	1.000
12132312	1.000	21913810	2.000	A2534714	43.000	A6499824	1.000	A8766404	1.000	B2409181	5.000	B9357225	4.000	C4577483	2.000	D0229963	2.000	D2032741	1.000
12132312	1.000	21913810	1.000	A2552690	1.000	A6503686	7.000	A8769691	1.000	B2433562	1.000	B9360021	7.000	C4590625	3.000	D0235403	1.000	D2036003	1.000
12132312	4.000	22264410	85.000	A255488A	1.000	A6513129	5.000	A8775934	1.000	B2435743	2.000	B9382262	2.000	C4595228	1.000	D0255867	6.000	D2047188	1.000
12132312	12.000	22265440	3.000	A2556807	3.000	A654028A	12.000	A8782388	3.000	B2437711	1.000	B9413028	2.000	C4601090	7.000	D0286487	1.000	D2058287	1.000
12132312	17.000	234120	22.000	A2574406	12.000	A6544218	6.000	A8790801	1.000	B2443940	3.000	B9422396	1.000	C4609873	1.000	D0286894	3.000	D2067774	2.000
12132312	23.000	234120	23.000	A2598712	1.000	A6566629	1.000	A8790852	3.000	B2471871	2.000	B9434467	2.000	C4616187	1.000	D0288145	2.000	D2086442	2.000
122456	1.000	234120	12.000	A2598720	1.000	A6617223	5.000	A8794580	1.000	B2495428	6.000	B9442532	1.000	C4624600	1.000	D0300862	1.000	D2087961	2.000
12341999	6.000	234120	20.000	A2625000	1.000	A6629582	2.000	A880635A	1.000	B2556842	1.000	B9484774	1.000	C4646035	3.000	D0314960	5.000	D2089220	1.000
12341999	7.000	234120	20.000	A2656585	1.000	A6632478	1.000	A8816991	1.000	B2645691	3.000	B9493889	3.000	C4649417 C4553703	2.000	D0318400	1.000	D2095158	1.000
12341999	6.000	234120	20.000	A2671975	3.000	A6635965	5.000	A883308A	2.000	B2655573	4.000	B9541417	2.000	C4649549	1.000	D0326756	1.000	D2098130	1.000

Page 9

Identification document number	Number of Public Offer Shares to be conditionally allotted
D2105684	1,000
D2121795	1,000
D212607A	1,000
D2127386	1,000
D2142040	1,000
D2155185	2,000
D2156807	4,000
D2157641	1,000
D2172012	1,000
D2190916	1,000
D2192498	1,000
D2195780	6,000
D2199727	1,000
D2204186	2,000
D2206855	2,000
D2214815	1,000
D2256348	2,000
D2259304	1,000
D2260302	1,000
D2261457	1,000
D2262437	1,000
D2262658	3,000
D2269016	2,000
D2272750	1,000
D2274109	1,000
D2275253	1,000
D2277213	1,000
D2278058	12,000
D2278880	1,000
D2279119	1,000
D2283299	1,000
D2284368	1,000
D2285356	2,000
D2293774	2,000
D2297346	2,000
D2301602	1,000
D2306701	1,000
D2310245	3,000
D2311799	1,000
D2316774	1,000
D2319978	1,000
D2321492	2,000
D2325897	1,000
D2328187	1,000
D2328934	2,000
D2338352	1,000
D2341655	3,000
D2344115	6,000
D2348943	1,000
D2349508	6,000
D2354854	1,000
D2354927	2,000
D2355664	1,000
D2362768	1,000
D2367492	1,000
D2373018	1,000
D2375835	2,000
D237698A	1,000
D2377046	1,000
D2381827	3,000
D2386012	1,000
D2393159	1,000
D2395682	2,000
D2398061	1,000
D2399777	1,000
D2403316	1,000
D242254A	1,000
D2423872	1,000
D2425751	1,000
D2435773	1,000
D2437652	1,000
D2440815	4,000
D2445124	1,000
D2445493	1,000
D2449642	1,000
D2450381	1,000
D2457793	1,000
D2480655	1,000
D2485363	1,000
D2489547	2,000
D2489717	1,000
D249317A	1,000
D2495385	5,000
D2507197	1,000
D2521955	1,000
D2522692	1,000
D2529034	1,000
D253917A	1,000
D2542286	1,000
D25572006	1,000
D2566207	1,000
D2568080	6,000
D2570182	1,000
D2572614	2,000
D2576075	1,000
D2591325	1,000
D2591333	1,000
D2592941	16,000
D2606012	1,000
D2610796	1,000
D2613639	1,000
D261936A	1,000
D2631319	6,000
D2633222	2,000
D2636825	6,000
D2644909	1,000
D2656095	2,000
D2656583	6,000
D2656591	3,000
D2657717	2,000
D2669278	1,000
D267624A	1,000
D3541003	1,000
D355914A	1,000
D3574416	1,000
D3576729	1,000
D3604501	1,000
D3605079	6,000
D3610102	3,000
D3613128	1,000
D3615104	2,000
D3619770	1,000
D3623581	1,000
D363480A	1,000
D3653464	1,000
D3667406	1,000
D3672086	3,000
D3679455	3,000
D367965A	2,000
D3681476	4,000
D3694470	1,000
D3694861	7,000
D3716806	1,000
D3717594	4,000
D373457A	2,000
D3737943	1,000
D3747566	1,000
D3759874	2,000
D3760252	1,000
D3771734	1,000
D378254A	3,000
D3791921	1,000
D3818374	6,000
D3830625	1,000
D3835392	1,000
D3838855	1,000
D3840744	1,000
D3847501	1,000
D3851126	1,000
D3882927	1,000
D3909760	1,000
D3913105	6,000
D3919774	1,000
D3923178	1,000
D3938264	1,000
D3941486	1,000
D3951570	1,000
D3956297	6,000
D3965512	1,000
D3966365	1,000
D3973345	1,000
D4003277	1,000
D4005865	1,000
D4025629	1,000
D4036000	1,000
D406182A	1,000
D4063156	1,000
D406330A	2,000
D4067577	1,000
D4071604	2,000
D4081901	1,000
D4087403	1,000
D4087780	2,000
D4089880	1,000
D4094922	1,000
D4096119	7,000
D4098081	1,000
D4105029	1,000
D4113528	4,000
D4116268	6,000
D4138768	6,000
D413925A	1,000
D414086A	1,000
D4161611	1,000
D4162952	1,000
D4172974	2,000
D4173059	2,000
D4175892	2,000
D417764A	1,000
D4180039	1,000
D4186800	1,000
D4193068	3,000
D419658A	2,000
D4197705	3,000
D4202989	1,000
D4205627	1,000
D4209525	1,000
D4211627	1,000
D4220006	1,000
D4241658	1,000
D4245297	1,000
D425640A	1,000
D4261004	1,000
D4265891	3,000
D4273061	3,000
D4273711	1,000
D427372A	1,000
D4294883	384,000
D4296525	2,000
D4298730	1,000
D4299265	1,000
D4300506	160,000
D4331568	1,000
D4332299	3,000
D4351909	1,000
D4353618	1,000
D4355092	1,000
D4361815	1,000
D4362692	1,000
D4376383	2,000
D4376391	1,000
D4378467	1,000
D4379935	12,000
D4385838	2,000
D5194610	2,000
D5196095	1,000
D5217335	1,000
D5217564	1,000
D5246211	1,000
D5247366	1,000
D5254214	2,000
D5255423	5,000
D5262764	1,000
D5264252	1,000
D5265658	3,000
D5280088	1,000
D5290865	1,000
D5291926	12,000
D5293236	3,000
D5293368	1,000
D5300844	3,000
D5301441	1,000
D5302766	4,000
D5302995	1,000
D5309582	1,000
D5315558	1,000
D5341664	1,000
D5342873	1,000
D5354952	1,000
D5368104	1,000
D5371067	1,000
D5374317	1,000
D5377820	3,000
D5377839	1,000
D5386900	2,000
D5391726	2,000
D5397104	2,000
D5397112	1,000
D5402280	1,000
D5417490	1,000
D5427496	1,000
D5434034	1,000
D5462968	1,000
D5464251	1,000
D5471045	1,000
D5479739	1,000
D5479763	3,000
D5489556	1,000
D550041A	1,000
D5508135	5,000
D5515476	3,000
D5520011	1,000
D5524378	1,000
D5525242	4,000
D5529892	2,000
D553585A	1,000
D5582734	1,000
D5594139	12,000
D561136A	2,000
D5611378	1,000
D5630143	1,000
D5639876	1,000
D564120A	1,000
D5654077	1,000
D5657335	1,000
D5659362	1,000
D568216A	2,000
D5682976	4,000
D5683972	1,000
D5686033	1,000
D5688311	1,000
D5703027	1,000
D5722714	1,000
D5724083	1,000
D5739617	1,000
D5742626	1,000
D5752958	1,000
D5753865	2,000
D5806551	1,000
D5809887	1,000
D5830452	5,000
D5848513	1,000
D5853983	1,000
D5862699	1,000
D5867976	1,000
D5878269	1,000
D5878757	1,000
D5885362	2,000
D5901783	1,000
D5906041	1,000
D5923175	6,000
D5945322	2,000
D5976104	1,000
D5978271	1,000
D5990387	1,000
D6014438	1,000
D6017755	1,000
D6029885	1,000
D6031677	1,000
D6035761	2,000
D6061274	1,000
D6073752	1,000
D6077308	1,000
D6087702	1,000
D6100350	1,000
D6109188	1,000
D6109196	1,000
D6126406	1,000
D6158146	1,000
D6170642	1,000
D619889A	1,000
D6208038	1,000
D6216588	1,000
D6236368	4,000
D6245642	1,000
D6263446	2,000
D8013242	1,000
D8049484	2,000
D8080071	1,000
D8083607	4,000
D8115282	2,000
D8136344	1,000
D8149055	4,000
D8164445	1,000
D8186317	1,000
D8216089	1,000
D8222593	1,000
D8227048	1,000
D8236535	1,000
D8238414	1,000
D8245569	1,000
D8246697	1,000
D825357A	1,000
D8257141	1,000
D825990A	2,000
D826167A	2,000
D8262579	24,000
D8345636	3,000
D8365300	1,000
D8377856	3,000
D8393509	1,000
D8397482	6,000
D8410616	1,000
D8415022	2,000
D8434248	2,000
D8441910	4,000
D8472549	2,000
D848587A	2,000
D8498483	1,000
D8508616	6,000
D8510424	3,000
D8520659	1,000
D8554545	1,000
D8579432	1,000
D8600245	1,000
E0023187	1,000
E0049941	1,000
E0069217	2,000
E0081942	6,000
E0112163	6,000
E0117513	1,000
E0118331	1,000
E013079A	1,000
E0131648	1,000
E0170457	2,000
E0219790	1,000
E0251929	1,000
E0257587	1,000
E0289195	1,000
E0348272	3,000
E0395777	2,000
E043747A	1,000
E0437682	3,000
E0445545	1,000
E0472232	1,000
E0493132	2,000
E0493175	1,000
E0502263	1,000
E0502670	1,000
E0510479	1,000
E0587005	2,000
E0619802	1,000
E0620002	7,000
E0683535	1,000
E0799932	1,000
E0802585	1,000
E0843052	1,000
E089210A	1,000
E0898094	1,000
E0913190	5,000
E091359A	3,000
E0973061	1,000
E1056003	1,000
E1075598	1,000
E1100193	1,000
E1117169	1,000
E1126133	3,000
E1156881	1,000
E115768	4,000
E1161494	1,000
E1174871	6,000
E1200600	1,000
E1202026	16,000
E1223627	1,000
E1224275	3,000
E1229870	2,000
E1263319	1,000
E1269252	1,000
E1301989	1,000
E1317125	1,000
E1333910	1,000
E1386909	2,000
E1391007	2,000
E1398788	2,000
E1401517	1,000
E1409186	1,000
E1411881	2,000
E1456680	1,000
E1533480	1,000
E1543699	2,000
E1553597	3,000
E1557452	3,000
E1570041	1,000
E1611554	6,000
E1619466	1,000
E1635631	1,000
E1658542	1,000
E3174852	2,000
E3204549	1,000
E3205820	5,000
E321174A	2,000
E3219260	1,000
E3253027	1,000
E326455A	1,000
E3286146	1,000
E3287991	1,000
E329646A	1,000
E3305450	1,000
E3315642	1,000
E3329171	1,000
E3412656	1,000
E3425693	2,000
E3440706	1,000
E3465008	1,000
E3482522	3,000
E3489225	1,000
E3532392	1,000
E3538129	4,000
E3612329	1,000
E3615484	1,000
E3632540	1,000
E3666100	1,000
E3668901	23,000
E3677080	5,000
E3684516	1,000
E3686624	1,000
E3686845	5,000
E3688899	1,000
E3695089	1,000
E369709A	1,000
E3734939	2,000
E3747410	1,000
E3767322	6,000
E3773667	2,000
E3781392	2,000
E3784804	6,000
E3784847	6,000
E3785940	1,000
E3790553	1,000
E3792661	6,000
E3793153	26,000
E3807790	3,000
E3825969	2,000
E3830423	1,000
E3842472	4,000
E3843274	2,000
E3864220	2,000
E3872797	1,000
E3881680	5,000
E3898206	6,000
E3906195	1,000
E3915356	1,000
E3947304	6,000
E3951212	1,000
E3961285	2,000
E3967976	3,000
E3996046	1,000
E4014433	1,000
E4078245	1,000
E4079543	7,000
E4094291	2,000
E4099153	2,000
E4117224	2,000
E4123348	1,000
E413045A	3,000
E4140773	2,000
E4170176	1,000
E4171075	1,000
E4172454	1,000
E417287A	4,000
E4173469	2,000
E4173841	1,000
E4180171	1,000
E4187834	1,000
E4194776	3,000
E4212073	1,000
E4219094	3,000
E4249821	2,000
E4256038	3,000
E4284570	1,000
E4344085	1,000
E4350689	1,000
E4377676	1,000
E4380294	1,000
E4381835	3,000
E4383935	1,000
E4387191	1,000
E4411165	1,000
E4441447	1,000
E444439A	1,000
E4452406	1,000
E4463521	2,000
E4472725	1,000
E4478278	1,000
E4480248	1,000
E4494591	1,000
E4499593	1,000
E4507332	1,000
E451052A	1,000
E4544297	1,000
E4586992	1,000
E4587875	1,000
E4593543	1,000
E461399A	1,000
E4629756	1,000
E4639980	1,000
E464030A	1,000
E4669896	1,000
E6215738	12,000
E6230311	1,000
E6247958	1,000
E6268513	1,000
E6276303	1,000
E6276850	1,000
E6295901	1,000
E6322496	1,000
E6330189	1,000
E6339569	4,000
E635861A	2,000
E6389183	1,000
E6406525	1,000
E6412711	1,000
E6413750	2,000
E6416377	1,000
E6444702	1,000
E6446098	4,000
E648058A	1,000
E649453A	3,000
E6535287	1,000
E6538774	1,000
E6561350	2,000
E657214A	1,000
E6577478	3,000
E6603460	3,000
E6613709	6,000
E6646542	1,000
E6665709	2,000
E6667566	1,000
E6674759	1,000
E6683677	1,000
E6695055	1,000
E6699514	1,000
E6712049	5,000
E6753284	1,000
E6822669	1,000
E6827636	1,000
E6834837	2,000
E6848463	2,000
E6857357	1,000
E6873972	1,000
E6889135	1,000
E6908695	2,000
E6926227	1,000
E692724A	1,000
E6927258	3,000
E6963831	1,000
E6966598	1,000
E6972725	2,000
E6984529	1,000
E6989342	1,000
E699723A	2,000
E7022275	1,000
E7029326	3,000
E7030529	1,000
E7035210	1,000
E7077517	6,000
E7078483	1,000
E7106622	1,000
E7108234	1,000
E7112916	1,000
E713233A	1,000
E7133018	1,000
E713751A	1,000
E7151377	1,000
E7165289	2,000
E7184232	1,000
E7200874	5,000
E7216134	2,000
E721638A	1,000
E7221480	1,000
E7229619	2,000
E7229740	1,000
E7232024	1,000
E7238294	1,000
E7240787	1,000
E7244820	1,000
E7246408	1,000
E7247838	1,000
E724989A	1,000
E7252246	1,000
E7254974	1,000
E7256543	1,000
E7270392	4,000
E7277605	1,000
E7281904	1,000
E7288550	1,000
E7294585	20,000
E7301301	12,000
E7301425	1,000
E7304734	1,000
E7306540	1,000
E7325243	2,000
E7326177	1,000
E7349126	1,000
E7355479	1,000
E7363285	1,000
E7375623	1,000
E7376204	1,000
E7378460	4,000
E7379246	1,000
E7405778	1,000
E7409005	1,000
E7418969	1,000
E741954A	6,000
E7430349	1,000
E7443130	1,000
E7454515	1,000
E7465118	2,000
E7469601	1,000
E8739459	1,000
E8741275	1,000
E8745459	2,000
E8750932	1,000
E8755578	5,000
E8774025	1,000
E8777156	3,000
E8781412	5,000
E8784195	1,000
E8786805	1,000
E8801103	3,000
E8804250	1,000
E8823409	1,000
E8827862	1,000
E8834141	1,000
E8847707	2,000
E8856374	12,000
E8896899	2,000
E8910093	1,000
E8941665	2,000
E8955976	1,000
E8964258	1,000
E8971262	1,000
E8973036	1,000
E8977066	4,000
E8996621	1,000
E9003499	6,000
E9017929	1,000
E9018097	6,000
E9062746	1,000
E9069899	1,000
E9072628	2,000
E9090944	1,000
E9102462	1,000
E9103299	1,000
E9107774	1,000
E9116137	1,000
E9118040	5,000
E9124482 P4705843	1,000
E9151390	1,000
E9161639	5,000
E9192690	1,000
E919846A	1,000
E9202351	6,000
E920432A	1,000
E9208635 E8062254	6,000
E9209070	1,000
E9229748	1,000
E9241888	1,000
E924321A	1,000
E9252367	1,000
E9260653	1,000
E9279966	2,000
E928451A	1,000
E9355379	1,000
E9373172	1,000
E9385162	1,000
E9411481	6,000
E9419393	1,000
E9420456	3,000
E9420979	1,000
E9467401	1,000
E9508329	1,000
E9512059	2,000
E9527226	4,000
E9533080	6,000
E954984A	1,000
E955116A	1,000
E9580151	1,000
E9595140	1,000
E9607955	3,000
E9609982	2,000
E9623373	1,000
E9631228	3,000
E9651121	1,000
E966651A	3,000
E9672919	6,000
E9711817	4,000
E9730838	1,000
E9733586	1,000
E9735406	1,000
E9739622	2,000
E9740809	1,000
E9744049	1,000
E9746475	1,000
E9748753	5,000
E9754826	1,000
E9756314	5,000
E9762012	1,000
E9777435	1,000
E9780177	1,000
E9798408	1,000
E9799730	1,000
E9818530	1,000
E9828722	1,000
E9835559	1,000
E9850361	1,000
E9854030	1,000
E9864818	2,000
E9867795	2,000
E9878711	2,000
E9894997	2,000
E9896701	1,000
E9915706	1,000
E9925809	2,000
E9927674	1,000
E9930713	1,000
E9949155	12,000
E9959746	2,000
E997897A	1,000
G1280847	1,000
G1287175	3,000
G1292497	5,000
G1300562	1,000
G1320636	1,000
G1332006	1,000
G1333991	2,000
G1336435	1,000
G1391940	1,000
G1397612	3,000
G1409130	6,000
G1439706	1,000
G1441417	1,000
G1442553	1,000
G1447695	1,000
G1447717	1,000
G1449035	2,000
G1452559	1,000
G1456074	2,000
G1458840	2,000
G146428A	2,000
G1468331	1,000
G1503277	2,000
G1506721	1,000
G1542124	1,000
G1569898	1,000
G1585877	1,000
G1586768	3,000
G1613986	2,000
G1616071	1,000
G1622519	1,000
G1631356	1,000
G1631925	1,000
G1642056	1,000
G1644202	1,000
G1673555	2,000
G1681779	1,000
G1684484	1,000
G1698507	1,000
G1718958	1,000
G1720022	2,000
G1729151	1,000
G1736476	1,000
G1739769	1,000
G174181A	1,000
G1743960	2,000
G1748555	3,000
G1751947	1,000
G176657A	1,000
G1783202	4,000
G1793402	2,000
G180112A	2,000
G1815767	1,000
G1838562	2,000
G1880100	2,000
G1881697	2,000
G1884173	6,000
G1927158	2,000
G1967613	1,000
G1970010	1,000
G1971017	1,000
G1975349	1,000
G1987134	7,000
G1991956	1,000
G1996060	1,000
G2014520	1,000
G2018704	1,000
G2020520	2,000
G2023058	1,000
G2023945	6,000
G2030518	1,000
G2036478	5,000
G205140A	1,000
G2056940	5,000
G2090286	1,000
G2102020	3,000
G2103345	1,000
G2112417	1,000
G2113219	1,000
G2116161	2,000
G2123656	1,000
G2152702	3,000
G2154845	3,000
G2156414	2,000
G2163038	1,000
G2186488	2,000
G2192054	2,000
G2199709	6,000
G2236302	1,000
G2237120	1,000
G2239743	1,000
G2257679	1,000
G2267798	1,000
G2289899	1,000
G2293527	1,000
G2312297	3,000
G2320605	1,000
G2353546	1,000
G2364297	1,000
G2387750	1,000
G2391421	1,000
G2407565 D312335A	2,000
G2421215	2,000
G2423897	2,000
G2430982	1,000
G2461489	1,000
G2479523	6,000
G2486732	2,000
G2487526	1,000
G2490888	1,000
G3824933	2,000
G3825603	1,000
G3844233	1,000
G3852570	1,000
G3858749	1,000
G3866067	1,000
G3870781	1,000
G3902128	6,000
G392816A	1,000
G3933988	4,000
G3935166	1,000
G394064A	2,000
G3950661	2,000
G3989517	1,000
G3999210	1,000
G4003852	1,000
G4008552	1,000
G4025767	2,000
G4046608	1,000
G4058347	2,000
G4069349	1,000
G4071343	1,000
G407928A	5,000
G4103296	1,000
G4113526	1,000
G4114433	1,000
G4133519	1,000
G4161849	3,000
G4169742	1,000
G4197061	1,000
G4207660	1,000
G421182A	2,000
G4217496	1,000
G4220675	1,000
G4228765	5,000
G4244205	1,000
G428732A	2,000
G4331671	1,000
G433607A	1,000
G4337521	6,000
G4349325	1,000
G4357050	1,000
G4372645	5,000
G4389513	1,000
G4400746	1,000
G440203A	1,000
G4420615	1,000
G4429043	1,000
G4460129	2,000
G446616A	1,000
G4484850	1,000
G4488104	1,000
G4492586	1,000
G4493949	1,000
G4494503	1,000
G4537377	6,000
G4553739	6,000
G4555162	3,000
G4566598	4,000
G4570234	1,000
G4581945	1,000
G4585606	2,000
G4589040	1,000
G459687A	4,000
G4611917	1,000
G4614061	1,000
G4617494	1,000
G4622072	1,000
G462590A	1,000
G463187A	1,000
G4634674	1,000
G4638238	23,000
G4645196	1,000
G464758A	1,000
G4652133	17,000
G4652427	1,000
G4673734	1,000
G467417A	1,000
G4677551	3,000
G4687662	1,000
G4695282	1,000
G469815A	1,000
G4721844	1,000
G4726196	1,000
G4727273	5,000
G4732609	1,000
G4737309	1,000
G4741969	1,000
G4745778	1,000
G4761927	1,000
G482872A	2,000
G4833707	2,000
G4852256	4,000
G4871390	1,000
G5018330	1,000
G5019078	2,000
G5022060	1,000
G5028301	1,000
G5032481	1,000
G503364A	2,000
G5036126	1,000
G5036509	1,000
G5039680	2,000
G5075385	1,000
G5077140	1,000
G5083558	1,000
G508709A	2,000
G5089432	1,000
G511075A	1,000
G5114488	2,000
G6204529	1,000
G6209016	1,000
G6210707	1,000
G6211037	1,000
G6213935	1,000
G6219070	2,000
G6237249	1,000
G6243923	5,000
G624735A	1,000
G6252280	1,000
G6264645	2,000
G627473A	2,000
G6282740	1,000
G6284379	1,000
G6290166	1,000
G6290476	2,000
G631393A	1,000
G6324958	1,000
G6330311	1,000
G634309A	1,000
G635699A	2,000
G6357716	7,000
G6372669	2,000
G6378195	1,000
G638070A	1,000
G6380912	3,000
G6385604	2,000
G6421791	1,000
G6425371	1,000
G6434478	1,000
G6435113	1,000
G6435334	1,000
G6456099	1,000
G6460606	7,000
G6472876	2,000
G6474887	1,000
G6491013	1,000
G6507211	1,000
G6524795	2,000
G6527662	1,000
G6529401	1,000
G6548074	1,000
G6569616	2,000
G659159A	1,000
G6595706	1,000
G6598632	3,000
G6639460	1,000
G6658643	4,000
G6667316	1,000
G6668320	2,000
G6669165	1,000
G6669629	2,000
G6703053	1,000
G6703924	1,000
G6708411	1,000
G6716031	1,000
G6716279	2,000
G6722759	1,000
G6727971	2,000
G6767302	1,000
G6777278	1,000
G6782638	1,000
G6804062	1,000
G6822257	1,000
G6822281	1,000
G6830179	1,000
G6832503	1,000
G6839281	1,000
G6844765	1,000
G684515A	1,000
G6857948	1,000
G6886794	1,000
G6891615	1,000
G689262A	1,000
G6893588	1,000
G6900061	5,000
G6918297	1,000
G6920992	6,000
G6922480	3,000
G6928675	1,000
G6931463	3,000
G6954404	1,000
G6979350	1,000
G7002792	3,000
G7015819	1,000
G7031229	2,000
G7043243	1,000
G7049314	1,000
G7053109	1,000
G705573A	1,000
G7075501	3,000
G7080157	1,000
G7085280	1,000
G7103122	4,000
G7112687	2,000
G7114051	1,000
G7115929	1,000
G7138058	1,000
G7142969	1,000
G715309A	2,000
G7153995	3,000
G716900A	5,000
G8012724	2,000
G8021502 D7019719	1,000
G8027632	3,000
G8028173	2,000
G8028973	1,000
G8069394	3,000
G8075696	1,000

D2644909	1.000
D2636095	2.000
D2656183	6.000
D2656391	3.000
D2657717	2.000
D2669278	1.000
D267624A	1.000
D2677793	5.000
D2677807	2.000
D2682371	1.000
D268269A	4.000
D2685060	3.000
D2691354	1.000
D2698669	2.000
D2698774	1.000
D2702038	1.000
D271284A	1.000
D273326A	1.000
D2733596	1.000
D2746124	1.000
D2753163	1.000
D2760887	2.000
D2783941	1.000
D2790794	1.000
D2809673	5.000
D2809967	3.000
D281944A	1.000
D2823757	2.000
D2835186	1.000
D2835925	4.000
D2848164	5.000
D2853966	1.000
D2856949	1.000
D286433A	1.000
D2866537	1.000
D286741A	1.000
D2868467	1.000
D287100A	1.000
D2882044	1.000
D2897564	1.000
D2906989	22.000
D2911575	1.000
D2911931	1.000
D2919932	1.000
D2922364	1.000
D2924022	1.000
D2924405	1.000
D2929393	1.000
D2936322	1.000
D2958202	2.000
D2962528	2.000
D2966019	29.000
D2971020	4.000
D2976340	6.000
D3011969	1.000
D3028586	4.000
D3029736	1.000
D3038727	2.000
D3046878	1.000
D3062717	4.000
D3063373	2.000
D3066828	4.000
D3073050	1.000
D3086411	1.000
D3087213	5.000
D309211A	2.000
D3122418	1.000
D3123775	1.000
D3138276	1.000
D3148565	4.000
D3152716	1.000
D3155197	1.000
D316224A	3.000
D3165435	1.000
D3177980	3.000
D3181929	4.000
D3198015	1.000
D3199755	1.000
D3200532	1.000
D3208177	1.000
D3227686	1.000
D3234917	1.000
D3237142	1.000
D3239420	1.000
D3241042	2.000
D3251668	3.000
D3263402	2.000
D3286283	1.000
D328695A	4.000
D329202A	1.000
D3299105	1.000
D3311725	2.000
D3316409	5.000
D3320910	346.000
D3324150	2.000
D332729A	1.000
D3330231	5.000
D3333869	1.000
D3359914	7.000
D336022A	1.000
D3360548	1.000
D3387527	1.000
D3388949	1.000
D3406173	3.000
D3406181	3.000
D3411762 D6955356	3.000
D3426506	1.000
D3431437	5.000
D3440118	3.000
D3442269	12.000
D344394A	3.000
D3446442	7.000
D3456057	17.000
D3471412	1.000
D3475957	1.000
D3481167	1.000
D3500609	2.000
D3513654	1.000
D3520480	2.000
D3528686	1.000
[illegible]	1.000
D4361315	1.000
D4362692	1.000
D4376383	2.000
D4376391	1.000
D4378467	1.000
D4379935	12.000
D4385838	2.000
D4397518	2.000
D4397526	2.000
D4401620	1.000
D4405782	1.000
D4408110	4.000
D441935A	2.000
D442677	1.000
D4427190	1.000
D4428936	1.000
D443300A	1.000
D4438176	1.000
D4441169	6.000
D4448104	1.000
D4449755	1.000
D4450869	4.000
D4466684	1.000
D4471823	1.000
D4475233	1.000
D4488408	1.000
D4499876	1.000
D4503857	1.000
D4508700	1.000
D4510233	2.000
D451264	16.000
D451266A	1.000
D4525397	5.000
D4526830	1.000
D4533802	7.000
D4548001	7.000
D4554540	1.000
D4559858	1.000
D4560079	2.000
D4560087	1.000
D4560095	1.000
D4561466	1.000
D4574215	3.000
D4589433	4.000
D4593279	1.000
D4595662	2.000
D4599226	1.000
D4612265	5.000
D4613172	1.000
D4622120	1.000
D4626843	1.000
D4629168	3.000
D4653395	4.000
D4668066	1.000
D4677901	1.000
D4696833	1.000
D4702922	7.000
D4707053	1.000
D4712650	4.000
D4732767	1.000
D4748949	2.000
D4764146	1.000
D476507A	1.000
D4769989	1.000
D4772890	1.000
D477673A	2.000
D477835A	1.000
D4787995	1.000
D4793472	1.000
D4802218	1.000
D4808208	6.000
D4814879	2.000
D4822766	1.000
D4828292	3.000
D4844360	1.000
D4844611	1.000
D4850964	1.000
D4859554	1.000
D4866208	12.000
D4869185	1.000
D4871988	2.000
D4878222	1.000
D488480A	1.000
D488706A	6.000
D4887078	1.000
D488964A	1.000
D489144A	1.000
D4892055	2.000
D490889A	5.000
D4909918	5.000
D491671A	1.000
D491699A	1.000
D4952244	1.000
D4958137	5.000
D496174A	2.000
D4965397	1.000
D4965885	1.000
D4973888	3.000
D497731A	1.000
D4984553	1.000
D4986335	1.000
D4988036	160.000
D4988737	1.000
D5008485	1.000
D5027471	1.000
D5038813	3.000
D5042373	2.000
D5062706	1.000
D5068712	2.000
D5070962	2.000
D5091145	1.000
D5091382	1.000
D5101256	6.000
D5117365	7.000
D5118558	1.000
D5124418	1.000
D5131821	1.000
D514818A	1.000
D5159149	1.000
D5170703	2.000
D6136140	1.000
D6170643	1.000
D619889A	1.000
D6208038	1.000
D6216588	1.000
D6236368	4.000
D6245642	1.000
D6263446	2.000
D6269436	1.000
D6278915	1.000
D6283471	1.000
D6286837	1.000
D6287310	2.000
D6288309	1.000
D6300503	1.000
D6307826	2.000
D6308342	1.000
D6313161	1.000
D6318909	3.000
D6320245	1.000
D6332995	1.000
D633808A	1.000
D6348093	1.000
D6357718	5.000
D6359478	1.000
D6364080	1.000
D6366881	1.000
D6381597	1.000
D6386955	6.000
D6401474	3.000
D6408010	1.000
D6411135	1.000
D6414541	1.000
D6417362	1.000
D6426124	1.000
D6432523	1.000
D6434674	2.000
D6449701	1.000
D6452141	2.000
D6457348	1.000
D6459944	1.000
D6467408	1.000
D6473920	1.000
D6501495	1.000
D6505547	1.000
D6508066	1.000
D6520872	1.000
D6540822	1.000
D6552812	1.000
D656649A	3.000
D6570810	1.000
D6586016	1.000
D6587942	3.000
D6588515	3.000
D6590137	1.000
D6591540	1.000
D660796A	2.000
D6611525	16.000
D6615857	1.000
D6616497	1.000
D6621571	2.000
D6625127	1.000
D6635157	1.000
D6635335	1.000
D6638377	1.000
D6660321	1.000
D6670300	6.000
D6677461	1.000
D6691219	140.000
D6704612	1.000
D671359A	1.000
D6715347	1.000
D6715584	1.000
D6722076	1.000
D6722432	4.000
D6734228	1.000
D6736263	1.000
D6741488	1.000
D6743227	1.000
D6752544	7.000
D6758453	1.000
D6760946	2.000
D6761594	1.000
D6765670	1.000
D6788026	2.000
D679994A	2.000
D6812342	1.000
D6848932	1.000
D6858741	1.000
D686573A	1.000
D6882367	1.000
D6882790	1.000
D6903623	6.000
D6906460	1.000
D6918043	1.000
D6925694	1.000
D694866A	1.000
D694902A	4.000
D6967192	1.000
D6985697	1.000
D6989803	2.000
D6992960	1.000
D7012110	1.000
D7017007	1.000
D7018399	2.000
D7024216	2.000
D7024801	1.000
D7034920	1.000
D7046201	1.000
D705168A	1.000
D7069880	4.000
D7074094	1.000
D7078618	1.000
D7079274	1.000
D7506407	1.000
D7518154	1.000
D7520043	1.000
D7527684	1.000
D7528117	1.000
D7528133	1.000
D7533544	1.000
E1553597	3.000
E1557452	3.000
E1570041	1.000
E1611554	6.000
E1619466	1.000
E1635631	1.000
E1658542	1.000
E1667932	1.000
E1683423	5.000
E1707853	2.000
E1708132	2.000
E1728486	2.000
E1730618	1.000
E1737932	6.000
E175150A	1.000
E1763362	1.000
E1781735	1.000
E1802430	6.000
E1817632	1.000
E1833379	3.000
E184530A	3.000
E1853752	1.000
E1855178	4.000
E1859084	2.000
E1865483	2.000
E1887452	3.000
E1918781	1.000
E1921464	3.000
E1922266	2.000
E1925133	7.000
E1941384	6.000
E1953161	1.000
E1963507	3.000
E1982730	1.000
E2007251	1.000
E2016676	1.000
E2017176	2.000
E2045498	1.000
E2079309	2.000
E2079422	3.000
E2124878	1.000
E2131718	2.000
E216036A	1.000
E2167437	1.000
E2169340	1.000
E2172996	1.000
E2187047	1.000
E2189880	2.000
E2229270	1.000
E2232611	1.000
E2264963	1.000
E2291286	1.000
E2296407	1.000
E2304744	1.000
E2312526	3.000
E232060A	1.000
E2375951	12.000
E2396347	4.000
E2397661	1.000
E2435288	1.000
E2442942	1.000
E2455084	1.000
E2493636	1.000
E2516334	1.000
E2516490	1.000
E2520331	1.000
E2528170	1.000
E253006A	6.000
E2543293	1.000
E2548384	3.000
E2559424	1.000
E2561143	1.000
E2573087	1.000
E2577511	1.000
E2580172	4.000
E2596877	1.000
E2611191	3.000
E2611299	1.000
E2631109	2.000
E2634353	1.000
E2641120	2.000
E2647501	1.000
E2679225	1.000
E2682498	1.000
E2691128	2.000
E2733963	1.000
E2750302	1.000
E275636A	7.000
E2769577	3.000
E2849635	3.000
E2850706	1.000
E2857433	1.000
E2868583	2.000
E2873307	2.000
E287608A	1.000
E2886565	1.000
E2892077	23.000
E2924513	6.000
E2925692	1.000
E292775A	1.000
E2929558	1.000
E2942880	1.000
E2946967	1.000
E2995631	1.000
E3000552	1.000
E3002989	2.000
E3029240	1.000
E3038282	1.000
E3047435	6.000
E3050924	3.000
E3061039	1.000
E306870A	4.000
E3072642	1.000
E3075935	2.000
E3081234	1.000
E3088069	6.000
E309610A	1.000
E313253A	1.000
E3157249	3.000
E3160649	1.000
E3163478	1.000
E4587875	1.000
E4592542	1.000
E461399A	1.000
E4629756	1.000
E4639980	1.000
E464030A	1.000
E4669898	1.000
E4678056	4.000
E470068A	2.000
E4709261	3.000
E4728541	3.000
E4743443	3.000
E4757231	1.000
E4757487	1.000
E4770351	1.000
E4774063	1.000
E478560A	1.000
E4793475	1.000
E4818532	1.000
E4849179	1.000
E4853303	1.000
E4860601	6.000
E4879574	1.000
E4883660	2.000
E4884764	1.000
E4911540	1.000
E4914892	2.000
E4927013	1.000
E4954843	1.000
E4988977	2.000
E4994268	4.000
E5000126	3.000
E5008275	2.000
E5017347	1.000
E5021662	6.000
E5030130	7.000
E5055044	4.000
E5056202	1.000
E5058140	1.000
E5076483	1.000
E5095119	1.000
E5109012	1.000
E5111939	2.000
E5117236	17.000
E5140661	1.000
E5151736	1.000
E5174078	12.000
E5196314	1.000
E5205712	1.000
E5231500	2.000
E5232949	1.000
E5269028	1.000
E5288723	1.000
E5317650	1.000
E5328261	1.000
E5341160	7.000
E5342752	1.000
E5350429	1.000
E5379370	1.000
E5394337	3.000
E5420974	1.000
E5439179	1.000
E5446442	1.000
E5466850	2.000
E5511627	1.000
E5517234	1.000
E5525210	1.000
E5544142	1.000
E5555667	1.000
E556562A	1.000
E5573428	2.000
E5585558	1.000
E5595103	2.000
E5597823	2.000
E5602428	1.000
E562832A	7.000
E5631711	2.000
E5633013	1.000
E5642861	1.000
E5650554	1.000
E5652255	2.000
E5682804	2.000
E5689132	6.000
E5693911	1.000
E5695809	1.000
E5697186	1.000
E5728588	1.000
E5800394	1.000
E5806139	1.000
E5809197	1.000
E5817106	4.000
E5817270	1.000
E5820883	1.000
E5822622	3.000
E5833829	1.000
E5847951	1.000
E5855008	2.000
E5883486	1.000
E5887716	1.000
E5897509	1.000
E5900445	2.000
E591876A	1.000
E5919790	1.000
E5926126	1.000
E5926975	1.000
E5940269	2.000
E5952674	1.000
E5962262	12.000
E5980155	2.000
E5987826	4.000
E5990940	17.000
E5994024	5.000
E6003358	1.000
E6014686	2.000
E6050003	1.000
E605789A	3.000
E6073976	2.000
E6087705	1.000
E610877A	1.000
E6141785	12.000
E6171692	1.000
[illegible]	1.000
E7418969	1.000
E741954A	6.000
E7430349	1.000
E7443130	1.000
E7454515	1.000
E7465118	2.000
E7469601	1.000
E7498903	7.000
E7506906	2.000
E7516936	1.000
E7552231	1.000
E7555850	1.000
E7562504	1.000
E7597472	1.000
E7612528	1.000
E7619379	1.000
E7641129	2.000
E7660115	1.000
E7677778	1.000
E7693080	2.000
E7694249	3.000
E7732582	1.000
E7737975	6.000
E7743851	1.000
E7753148	2.000
E7766339	3.000
E7819297	2.000
E7824339	2.000
E7846480	1.000
E7853568	1.000
E7862184	1.000
E7867658	1.000
E786800A	2.000
E7886024	1.000
E7896038	1.000
E7927812	1.000
E7942463	1.000
E7961492	4.000
E7984743	1.000
E799238A	12.000
E7999317	2.000
E802252A	1.000
E8029664	2.000
E8036857	1.000
E8044701	1.000
E8057471	3.000
E8075119	1.000
E8082999	1.000
E8088180	2.000
E8106081	1.000
E8123245	1.000
E8154353	1.000
E8165398	1.000
E8182500	1.000
E818435A	4.000
E8185453	1.000
E8217770	1.000
E8218645	2.000
E8220283	1.000
E8227806	1.000
E822808A	7.000
E8228357	1.000
E8228500	1.000
E823294A	3.000
E8240330	1.000
E8254293	5.000
E8255656	3.000
E8272615	1.000
E8275592	1.000
E8288996	2.000
E8301925	1.000
E8305939	6.000
E831864A	1.000
E8330747	2.000
E8333290	1.000
E833369A	1.000
E8343233	4.000
E8352090	1.000
E8360719	1.000
E8363947	1.000
E8369872	1.000
E8378375	5.000
E8388508	1.000
E8396829	1.000
E8413960	1.000
E8433805	1.000
E8440976	1.000
E8450009	1.000
E8452044	1.000
E8461396	1.000
E8462139	1.000
E8471235	1.000
E8483977	2.000
E8487581	1.000
E8495371	4.000
E8509372	2.000
E8513655	7.000
E8530096	1.000
E8550259	1.000
E8557407	1.000
E8559086	1.000
E8559507	6.000
E8563385	1.000
E8582436	1.000
E8582703	2.000
E8585117	4.000
E8595791	1.000
E8601864	1.000
E8609067	3.000
E861110A	4.000
E8613110	1.000
E8632557	1.000
E8634487	1.000
E8637753	3.000
E8640088	1.000
E8640347	1.000
E8641696	2.000
E8661654	1.000
E8681043	1.000
E8692738	2.000
E8720413	1.000
E9913706	1.000
E9925509	2.000
E9927674	1.000
E9930713	1.000
E9949155	12.000
E9959746	2.000
E997897A	1.000
E998127A	1.000
E9994096	2.000
E9996463	4.000
G0002622	1.000
G0016941	1.000
G0020752	1.000
G0026106	1.000
G0049645	1.000
G0057516	1.000
G0071063	3.000
G010283A	3.000
G0110778	1.000
G0126747	2.000
G01354144	3.000
G0136831	4.000
G016360A	3.000
G0176035	1.000
G0178895	7.000
G0180075	3.000
G0189994	1.000
G01970106	295.000
G0206694	1.000
G0252017	1.000
G0254230	1.000
G0259631	1.000
G027777A	3.000
G0296596	1.000
G0297991	2.000
G0298963	2.000
G0303290	3.000
G0306079	2.000
G0325529	1.000
G0326053	1.000
G0340617	1.000
G0349754	1.000
G035247A	3.000
G035846A	4.000
G0371547	1.000
G0384851	1.000
G0428042	6.000
G0459282	1.000
G0460000	1.000
G0469652	1.000
G0470847	6.000
G0479518	2.000
G0488126	1.000
G04965781	5.000
G0501149	1.000
G0512701	2.000
G0527148	1.000
G0546428	1.000
G0551898	1.000
G0562083	6.000
G0569479	1.000
G058074A	1.000
G0583749	1.000
G0601321	1.000
G0612722	1.000
G0624151	1.000
G0625069	1.000
G0630224	1.000
G0644659	4.000
G0653690	1.000
G0653704	1.000
G0654336	2.000
G0659973	2.000
G073870A	1.000
G074517A	1.000
G0759715	4.000
G0771200	1.000
G0771537	5.000
G0777764	1.000
G0779546	5.000
G0783047	1.000
G0798370	2.000
G0803587	2.000
G0807302	1.000
G0839220	1.000
G0858365	1.000
G0868239	1.000
G090572A	2.000
G0913625	1.000
G0918509	1.000
G0960909	1.000
G0962820	1.000
G0963142	2.000
G0983402	1.000
G1004130	1.000
G1011765	2.000
G1017437	1.000
G1019863	2.000
G1026991	3.000
G1053638	1.000
G1074945	1.000
G1089802	3.000
G1096000	4.000
G1105255	1.000
G1118152	1.000
G1124454	1.000
G1149090	3.000
G1156089	2.000
G1156690	7.000
G1162046	2.000
G1183868	6.000
G1200541	2.000
G1215182	1.000
G1234160	1.000
G1238441	2.000
G1240225	1.000
G1259740	1.000
G1261133	1.000
G1267693	2.000
G126809A	1.000
G1279326	2.000
G1279962	3.000
G2423897	2.000
G2430982	1.000
G2461489	1.000
G2479523	6.000
G2486732	2.000
G2487526	1.000
G2490888	1.000
G2491116	3.000
G250577A	1.000
G251843A	1.000
G2520558	1.000
G2528834	1.000
G2536403	1.000
G2548649	1.000
G2563559	2.000
G2570776	1.000
G257190A	1.000
G2573821	1.000
G2581948	2.000
G2583622	1.000
G2600691	3.000
G2615397	1.000
G2626347	1.000
G2651938	4.000
G2666439	4.000
G2667842	2.000
G2672064	2.000
G2672471	6.000
G2685255	2.000
G2697105	4.000
G2712333	2.000
G2743654	1.000
G2747919	12.000
G2758708	2.000
G2816368	6.000
G2817283	1.000
G2818239	1.000
G2825189	3.000
G2825340	2.000
G2825782	1.000
G2825979	1.000
G2834595	1.000
G2839422	1.000
G2844213	1.000
G2847662	3.000
G2853158	1.000
G2859032	1.000
G2866721	2.000
G2866977	20.000
G2868309	5.000
G2886439	1.000
G2890592	1.000
G289685A	1.000
G2963271	3.000
G2985585	2.000
G302631A	1.000
G302688	3.000
G303777A	1.000
G3058327	1.000
G3058661	1.000
G3058807	2.000
G3064173	1.000
G3065919	1.000
G3096415	1.000
G3107107	1.000
G3133914	1.000
G3141054	4.000
G3141062	5.000
G3150134	2.000
G3160865	6.000
G3170895	3.000
G3174165	2.000
G3183040	1.000
G3223565	4.000
G3247995	1.000
G3290866	1.000
G3368784	1.000
G3373109	3.000
G3419710	1.000
G346158A	5.000
G3482609	1.000
G3483087	1.000
G3486132	1.000
G3486574	1.000
G3515027	1.000
G3520047	1.000
G3523526	1.000
G3525308	1.000
G3530115	1.000
G3536547	2.000
G353949A	2.000
G3539503	1.000
G3553786	7.000
G3556939	3.000
G3562815	1.000
G3566861	1.000
G3595357	1.000
G3600288	1.000
G3636347	1.000
G3636568	1.000
G3658529	3.000
G3665029	2.000
G3665541	2.000
G3669385	1.000
G3685054	1.000
G3691003	6.000
G3693987	5.000
G3696706	1.000
G3703141	1.000
G3718831	5.000
G3724866	1.000
G3724920	1.000
G3738719	1.000
G3752215	1.000
G3763861	4.000
G3764566	1.000
G3766917	1.000
G3767328	1.000
G3768286	1.000
G3800880	1.000
G3806056	1.000
G3822159	1.000
[illegible]	2.000
G5075385	1.000
G5077140	1.000
G5083558	1.000
G508709A	2.000
G5089431	1.000
G511075A	1.000
G5114488	2.000
G512565A	6.000
G5128535	3.000
G5149494	1.000
G5155168	1.000
G5159406	1.000
G5165244	1.000
G5168952	1.000
G5175525	1.000
G5178214	1.000
G5178966	1.000
G5185741	3.000
G5204037	1.000
G520441A	1.000
G5205726	1.000
G5206978	2.000
G5210406	1.000
G5218607	1.000
G5230720	3.000
G5240114	1.000
G5241781	1.000
G5247992	1.000
G5250586	1.000
G5256525	1.000
G5265796	1.000
G5284235	3.000
G5286696	5.000
G5287706	5.000
G528801A	2.000
G5291983	1.000
G5297701	2.000
G5312123	1.000
G5314371	1.000
G5316706	1.000
G5330016	4.000
G5347083	1.000
G535408A	1.000
G5365669	1.000
G5370611	1.000
G5394863	1.000
G5415550	1.000
G5421704	1.000
G5422360	7.000
G5453851	1.000
G548532A	1.000
G5492695	4.000
G5494620	1.000
G5511827	4.000
G5518716	3.000
G5540401	2.000
G5547236	1.000
G5548488	6.000
G555898A	1.000
G5578433	4.000
G5580632	1.000
G5592916	3.000
G5621800	1.000
G5625105	1.000
G5634899	1.000
G5635003	3.000
G5635607	2.000
G5646455	1.000
G5651955	4.000
G565900A	1.000
G5661829	1.000
G5682435	2.000
G5685310	1.000
G5717069	1.000
G5722585	1.000
G5730952	1.000
G5735784	1.000
G5746220	1.000
G5753464	1.000
G5783940	1.000
G5784211	1.000
G5787768	1.000
G5791595	1.000
G5798131	3.000
G5798972	7.000
G5800926	1.000
G5801825	1.000
G5804484	3.000
G5836076	1.000
G584009A	1.000
G5841266	1.000
G5846330	2.000
G5849348	2.000
G5885581	2.000
G591249A	1.000
G593261A	2.000
G5939371	1.000
G5959224	1.000
G5962136	1.000
G5968363	1.000
G597956A	1.000
G5989026	1.000
G6004805	1.000
G6006204	7.000
G601245A	2.000
G6018784	5.000
G6020754	1.000
G6022641	2.000
G6038688	3.000
G6075974	1.000
G6083519	2.000
G6085783	1.000
G6087751	1.000
G6087913	1.000
G6089576	1.000
G6127443	1.000
G6142280	2.000
G6163725	1.000
G6179923	1.000
G6193160	3.000
G6197859	1.000
[illegible]	[illegible]
[illegible]	2.000
G8021502 D7019719	1.000
G8027632	1.000
G8028173	2.000
G8028973	1.000
G8069394	1.000
G8075696	1.000
G8084571	1.000
G8085098	1.000
G8099891	1.000
G8126185	1.000
G8130107	1.000
G8131146	1.000
G8135117	1.000
G8156629	1.000
G8158141	2.000
G8165091	1.000
G816611A	1.000
G8170516	3.000
G8172470	1.000
G8175739	1.000
G8178039	1.000
G8198496	6.000
G8213967	1.000
G8233976	1.000
G8241618	1.000
G824434A	1.000
G9018092	3.000
H002520A	1.000
H0025218	2.000
H0030319	1.000
H0079938	1.000
H0106471	2.000
H014781A	4.000
H0162061	7.000
H0168515	2.000
H0174558	7.000
H0191444	2.000
H0196705	1.000
H0236529	2.000
H0248462	3.000
H024873A	3.000
H0249574	1.000
H0251323	3.000
H0282326	1.000
H0287948	1.000
H0297226	3.000
H032021A	2.000
H0330835	4.000
H033220A	1.000
H0343643	2.000
H0344127	2.000
H0362990	2.000
H0373380	1.000
H0373674	1.000
H0375693	3.000
H0398510	2.000
H0408583	1.000
H040930A	1.000
H0420923	3.000
H0426123	2.000
H0426131	1.000
H0444725	2.000
H0551874	3.000
H0552102	1.000
H0597815	4.000
H0599621	1.000
H0606091	1.000
H0607578	3.000
H0659268	1.000
H0665403	3.000
H0769136	1.000
H0774830	1.000
H0800882	6.000
H0801129	2.000
H084569A	7.000
H0887546	7.000
H0915175	1.000
H0953859	1.000
H0966667	2.000
H1004141	1.000
H1057903	1.000
H1081383	1.000
H1094167	2.000
H1149239	1.000
H1304536	1.000
H1313780	3.000
H133107A	6.000
H133494A	1.000
H1465912	1.000
H1478879	1.000
H1497466	3.000
H1507232	1.000
H1533977	1.000
H1544588	1.000
H3000372	1.000
H3000925	1.000
H3001050	1.000
H3001468	2.000
H3020047	1.000
H302350A	1.000
H3030077	3.000
H3061282	1.000
H3076425	1.000
H3081968	1.000
H3086811	1.000
H3088997	1.000
H3089020	1.000
H3105549	3.000
H3108939	1.000
H3108947	1.000
H316992A	1.000
H3185348	1.000
H3186476	1.000
H3187499	1.000
H3194460	1.000
H3194479	1.000
H3194827	2.000
H3194835	2.000
H3196714	1.000
H3207783	6.000
H3207791	3.000
[illegible]	[illegible]

Page 10

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
H3226524	1,000	H453866A	1,000
H322694A	1,000	H4543361	2,000
H3252061	6,000	H4548614	1,000
H3262016	3,000	H4579064	1,000
H3265805	1,000	H458324A	2,000
H329337A	2,000	H4583800	7,000
H3293884	1,000	H4644192	1,000
H3307435	1,000	H4653663	1,000
H3310673	30,000	H4660511	1,000
H3327037	3,000	H4673222	1,000
H3337113	1,000	H4676191	2,000
H3341579	1,000	H4704268	1,000
H334733A	1,000	H4717793	3,000
H3353615	6,000	H4738723	1,000
H3363378	1,000	H4744928	2,000
H3388966	1,000	H4750936	1,000
H3407200	1,000	H4768932	1,000
H3409548	1,000	H4772239	1,000
H3429050	2,000	H4773685	1,000
H3431446	1,000	H4782609	1,000
H3446745	1,000	H4795476	1,000
H344890A	1,000	H4812893	1,000
H3456392	1,000	H481652A	2,000
H3474927	1,000	H4822031	1,000
H347854A	1,000	H4824417	6,000
H3501479	1,000	H4828714	2,000
H3506861	3,000	H4847352	1,000
H352326A	2,000	H4854766	3,000
H3525432	2,000	H4864680	2,000
H3530231	2,000	H4890584	5,000
H3534229	2,000	HA0198578	12,000
H3545972	6,000	I457589	3,000
H3564284	1,000	K0007277	2,000
H356800A	1,000	K0008567	3,000
H358143A	1,000	K0009776	1,000
H3614338	3,000	K0014974	6,000
H3645942	3,000	K0023558	1,000
H3660968	2,000	K0024422	1,000
H3674160	1,000	K0037796	1,000
H3674519	2,000	K0038415	1,000
H3680705	2,000	K0038512	1,000
H3682945	1,000	K0039411	1,000
H3683577	1,000	K0083143	2,000
H3687408	1,000	K008557A	2,000
H3696822	5,000	K0087882	1,000
H370731A	1,000	K0119881	1,000
H3727868	1,000	K0124613	1,000
H3731415	2,000	K0133183	1,000
H3733787	1,000	K0143383	1,000
H3737464	3,000	K0143464	1,000
H3737537	1,000	K0149373	1,000
H3762345	3,000	K0157171	2,000
H3766715	1,000	K0179140	2,000
H377016A	2,000	K0179728	2,000
H3804684	1,000	K0180238	1,000
H3811915	1,000	K0182990	2,000
H3822453	6,000	K019526A	1,000
H3838961	2,000	K0201405	1,000
H3839615	2,000	K0205788	1,000
H3846603	3,000	K0231681	7,000
H3860886	1,000	K0251984	1,000
H3863087	3,000	K0252069	1,000
H3872248	3,000	K0253618	1,000
H3872892	1,000	K025634A	2,000
H3875247	1,000	K0257966	1,000
H387930	1,000	K0287326	1,000
H389649A	2,000	K0304905	1,000
H3900756	1,000	K0328986	1,000
H3903119	6,000	K0334065	6,000
H3903313	1,000	K034124A	2,000
H390722A	1,000	K0341932	1,000
H3935150	1,000	K0354236	1,000
H3940677	1,000	K0361771	1,000
H3972781	2,000	K0370010	1,000
H3980636	6,000	K0385840	1,000
H3980806	1,000	K0393363	1,000
H3981993	1,000	K040702A	1,000
H399808A	1,000	K0408344	5,000
H4014504	5,000	K0423203	1,000
H4027754	1,000	K0429953	1,000
H4027819	6,000	K0430986	1,000
H4034491	7,000	K0437905	1,000
H4057548	1,000	K0463698	1,000
H4059427	1,000	K0491209	1,000
H4074302	1,000	K0508977	2,000
H4087935	5,000	K0516643	1,000
H4098929	1,000	K0524085	1,000
H4140763	1,000	K0528463	3,000
H4181400	1,000	K0538663	1,000
H4190337	2,000	K0538744	2,000
H4190345	3,000	K0543047	7,000
H4194510	2,000	K0547131	1,000
H4197625	1,000	K0550183	1,000
H4202023	1,000	K0555061	1,000
H4258985	1,000	K0556815	1,000
H4269979	2,000	K056222A	1,000
H4270381	2,000	K0574392	2,000
H4271612	4,000	K0576751	1,000
H4272058	1,000	K0600946	1,000
H4272848	1,000	K0605743	4,000
H4273267	1,000	K060836A	1,000
H4276444	1,000	K0619612	1,000
H4276495	1,000	K0622702	2,000
H4283203	7,000	K0634344	4,000
H4283416	1,000	K0634883	1,000
H4283424	1,000	K0649082	4,000
H4293810	1,000	K0654140	2,000
H4301341	2,000	K0671525	1,000
H4312165	4,000	K0673923	2,000
H4355565	1,000	K0681385	1,000
H4369957	1,000	[illegible]	[illegible]

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
K0842575	1,000	K1909800	5,000
K0849502	1,000	K1914383	3,000
K0855308	1,000	K1931709	1,000
K0866091	1,000	K1935224	6,000
K0879576	1,000	K1952587	1,000
K0890812	5,000	K1953680	5,000
K0899763	2,000	K1980270	4,000
K0914932	1,000	K1981692	1,000
K0921882	1,000	K1996266	1,000
K0937304	1,000	K2030918	1,000
K0941131	1,000	K204773A	1,000
K0949035	1,000	K2052644	1,000
K0955558	1,000	K2074524	1,000
K0972916	1,000	K2079267	1,000
K0974722	1,000	K2086034	1,000
K0975419	1,000	K2089297	3,000
K0977276	1,000	K2100010	1,000
K0982563	2,000	K2105292	2,000
K098728A	5,000	K2108038	1,000
K0989096	1,000	K2116928	1,000
K0997528	1,000	K2137568	2,000
K100042A	1,000	K213864	2,000
K1015982	3,000	K2140772	1,000
K1019686	1,000	K2150662	1,000
K1021907	1,000	K2158442	1,000
K1022059	4,000	K2165945	1,000
K1031961	1,000	K2187558	1,000
K1048821	1,000	K219676A	1,000
K1060201	1,000	K2196980	1,000
K1068008	7,000	K2202417	2,000
K1068091	1,000	K2208563	1,000
K1069403	1,000	K2218062	2,000
K1084526	1,000	K223775A	1,000
K1093339	1,000	K2240432	1,000
K1107860	1,000	K2244136	1,000
K1109235	1,000	K2250292	2,000
K1124382	1,000	K2255502	1,000
K1127985	1,000	K2264498	1,000
K1138448	1,000	K2266083	1,000
K1139703	4,000	K2283395	1,000
K114863A	1,000	K2285959	1,000
K1149784	1,000	K2287005	6,000
K1153765	1,000	K2288907	1,000
K1156012	1,000	K2299925	2,000
K1162942	1,000	K2333007	1,000
K1174428	6,000	K2342367	1,000
K1188550	4,000	K2375613	3,000
K1192876	2,000	K2381095	1,000
K1193384	1,000	K2388839	4,000
K1217607	3,000	K2422948	1,000
K1221108	1,000	K2424843	1,000
K1222082	1,000	K2428253	1,000
K1237098	1,000	K2429403	3,000
K1240293	7,000	K243170A	2,000
K1240455	1,000	K2435446	1,000
K1249770	1,000	K2456060	1,000
K1251007	1,000	K2460122	1,000
K1251309	1,000	K2470527	3,000
K1253093	2,000	K2483785	1,000
K1255525	2,000	K2493179	1,000
K1255886	1,000	K2502224	5,000
K1259970	1,000	K2513013	1,000
K1270516	1,000	K2531305	1,000
K1275550	1,000	K2539764	2,000
K1346903	1,000	K2546205	1,000
K1353357	7,000	K2550121	6,000
K1357433	1,000	K2563533	7,000
K1370111	1,000	K2578670	1,000
K1371746	1,000	K258378A	4,000
K1375504	1,000	K261782A	1,000
K1383116	1,000	K2618648	2,000
K1402315	1,000	K261877A	1,000
K1410199	1,000	K2619512	1,000
K1416774	1,000	K2632543	1,000
K143666A	1,000	K2646676	2,000
K1447297	1,000	K2648628	1,000
K1464353	1,000	K2661756	1,000
K1470272	7,000	K2664569	1,000
K1473409	2,000	K2705613	1,000
K1489666	5,000	K2729083	1,000
K1504126	1,000	K2730359	1,000
K1506854	2,000	K2733064	1,000
K1507567	1,000	K2744414	2,000
K152724A	1,000	K2748983	1,000
K1527274	2,000	K2765012	2,000
K1531182	1,000	K2784173	1,000
K1534505	2,000	K2790114	1,000
K1539303	3,000	K2821001	1,000
K1542591	1,000	K2836017	1,000
K1547313	1,000	K2836319	1,000
K1549294	1,000	K2850672	1,000
K1550942	1,000	K2852799	3,000
K1550977	1,000	K2867478	1,000
K1553275	1,000	K2918250	1,000
K1570021	5,000	K2933195	1,000
K1590294	5,000	K2935279	1,000
K1593862	1,000	K2942992	1,000
K1600605	1,000	K2964759	1,000
K1601040	1,000	K300970A	1,000
K1614916	1,000	K3012964	1,000
K1628305	2,000	K3013200	1,000
K1638939	1,000	K304971A	2,000
K1642715	1,000	K3055256	1,000
K1649795	1,000	K3062473	1,000
K1652818	1,000	K3070530	4,000
K1683195	1,000	K3072592	1,000
K1685082	1,000	K3073661	2,000
K1688456	1,000	K3079945	1,000
K1695906	1,000	K3098370	1,000
K1696912	1,000	K3103293	1,000

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
K3219496	1,000	K4721969	4,000
K3222977	1,000	K4729730	1,000
K3258165	3,000	K472982A	1,000
K3263428	1,000	K4731158	1,000
K3271129	1,000	K4757912	1,000
K3276007	3,000	K4762673	6,000
K3289834	1,000	K4779614	3,000
K3311244	1,000	K4783913	1,000
K3327612	1,000	K4795644	1,000
K3338231	1,000	K4805631	1,000
K3340945	12,000	K4816781	1,000
K3344800	1,000	K4821823	22,000
K3356043	1,000	K4822021	1,000
K336352A	1,000	K4822722	1,000
K3367118	1,000	K4835506	1,000
K3369803	1,000	K4858859	1,000
K3374920	1,000	K487191A	1,000
K3391345	1,000	K4881567	1,000
K3398692	1,000	K4890191	1,000
K3410412	1,000	K490575A	6,000
K3417573	1,000	K4906845 K5861578	2,000
K3426599	1,000	K4928253	1,000
K3430219	26,000	K4942329	1,000
K3435857	1,000	K495162A	1,000
K3486222	1,000	K4951778	2,000
K3494551	1,000	K4994639	1,000
K3557588	1,000	K5008395	1,000
K3562468	1,000	K5027187	2,000
K3571904	1,000	K5031001	1,000
K3576175	1,000	K506497A	1,000
K3578097	1,000	K5076501	1,000
K3579166	2,000	K508153A	1,000
K3591794	1,000	K5096391	3,000
K3598381	1,000	K5098475	1,000
K3615847	7,000	K5106478	1,000
K3624544	1,000	K5144442 H4606215	1,000
K3625230	1,000	K5154146	1,000
K3665704	1,000	K5161851	2,000
K3705897	2,000	K5164214	3,000
K3707350	1,000	K519332A	1,000
K3734919	1,000	K5195020	1,000
K373661A	1,000	K5207916	1,000
K373689A	5,000	K5228263	1,000
K3744981	1,000	K5232465	1,000
K3751937	1,000	K5242460	2,000
K3752445	2,000	K5250277	1,000
K3760359	1,000	K5257182	1,000
K3766004	3,000	K5268990	3,000
K3776514	3,000	K528483A	1,000
K3788466	1,000	K5289661	1,000
K380349A	1,000	K529424A	3,000
K3839788	1,000	K5295807	1,000
K3844250	4,000	K5296501	7,000
K3869997	1,000	K5307694	1,000
K3870324	1,000	K5328187	1,000
K3872211	1,000	K5334063	1,000
K3877655	2,000	K5365430	1,000
K3878457	1,000	K5380170	1,000
K3891895	1,000	K538026A	1,000
K3896234	1,000	K5380545	1,000
K3900797	7,000	K5421780	1,000
K3925021	3,000	K5460808	2,000
K3925935	1,000	K5513197	1,000
K3939588	1,000	K5516838	1,000
K3946797	1,000	K5522765	1,000
K3947483	1,000	K5552923	1,000
K3949486	1,000	K5555841	1,000
K3957195	1,000	K5557595	2,000
K3963284	1,000	K559717A	1,000
K3980545	1,000	K5620236	1,000
K3996891	1,000	K5623103	1,000
K3998991	1,000	K5623138	2,000
K4027124	1,000	K5629241	1,000
K4029658	3,000	K5642027	1,000
K4039068	1,000	K5650011	2,000
K4049276	4,000	K5693969	1,000
K4072987	1,000	K5703719	6,000
K4109198	1,000	K571091A	2,000
K4126262	1,000	K5719542	1,000
K4159993	2,000	K5742951	1,000
K4163052	1,000	K5764556	1,000
K417724A	2,000	K5804752	1,000
K4179722	1,000	K5825725	1,000
K4187059	2,000	K5828236	2,000
K4204492	4,000	K5841771	1,000
K420834A	1,000	K5858992	1,000
K4212231	3,000	K5882710	1,000
K4212509	1,000	K5934028	1,000
K4228553	1,000	K5936195	6,000
K4237536	2,000	K5949130	1,000
K4275659	3,000	K5968712	1,000
K4278445	3,000	K5970776	1,000
K4288823	1,000	K5981816	1,000
K4290216	1,000	K5984475	1,000
K4292499	1,000	K6006353	2,000
K4329651	1,000	K6035264	1,000
K4331109	1,000	K607281A	1,000
K4345002	1,000	K6073336	1,000
K4347315	1,000	K6080979	1,000
K4371216	1,000	K6081959	1,000
K4397924	1,000	K6151485	1,000
K4402650	6,000	K6152694	1,000
K4415493	1,000	K6154379	1,000
K4418611	1,000	K6155030	1,000
K4446240	1,000	K617728A	1,000
K4446593	1,000	K6183360	1,000
K4483170	1,000	K6201571	2,000
K4507797	1,000	K6207022	1,000
K4523350	1,000	K6208266	1,000
K452523A	2,000	K6215300	1,000

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
K6414419	1,000	K8459681	1,000
K6414893	1,000	K8462496	4,000
K6445217	1,000	K846491A	2,000
K6469310	2,000	K8494630	1,000
K6478689	3,000	K8504709	1,000
K6519172	1,000	K8560684	1,000
K6532187	1,000	K8590141	1,000
K6556078	1,000	K8599513	1,000
K6596746	1,000	K8609039	1,000
K6606148	1,000	K8609659	1,000
K6621600	3,000	K8617252	4,000
K6625223	1,000	K862769A	1,000
K6627021	1,000	K8659729	1,000
K6641261	1,000	K8675856	1,000
K6647111	1,000	K8695822	1,000
K6653723	1,000	K870340A	1,000
K6654495	1,000	K8721092	1,000
K6668690	1,000	K8725497	1,000
K6674798	1,000	K8746494	1,000
K6679137	1,000	K8773300	1,000
K6680186	1,000	K8773882	1,000
K6691609	1,000	K8782164	3,000
K6697100	1,000	K8782229	1,000
K6706746	3,000	K8804888	1,000
K6711030	1,000	K8880964	1,000
K6719759	1,000	K8923469	12,000
K6729819	2,000	K8939624	1,000
K6744826	1,000	K8947562	1,000
K6750907	1,000	K8988404	1,000
K6783260	1,000	K9000003	1,000
K6803903	1,000	K9014519	1,000
K6841341	1,000	K9046828	1,000
K6875963	1,000	K9054200	4,000
K6883397	3,000	K9095624	1,000
K6888437	1,000	K9105492	3,000
K6907148	1,000	K9127410	1,000
K6910815	1,000	K9296026	6,000
K6913830	1,000	K931928A	1,000
K6949991	3,000	K9327428	1,000
K6965113	1,000	K9338055	1,000
K6970699	1,000	K9361111	1,000
K6990835	1,000	K9364676	1,000
K7030517	1,000	K9384189	3,000
K7034717	1,000	K9407065	3,000
K7101902	2,000	K9407537	2,000
K7138539	2,000	K9414304	3,000
K7148216	1,000	K9439439	1,000
K7174721	2,000	K9464816	1,000
K718090A	1,000	K946803A	2,000
K7210132	1,000	K9479171	2,000
K7214480	2,000	K948468A	3,000
K7221037	1,000	K9540741	5,000
K7236875	1,000	K9586415	1,000
K7240902	2,000	K9605991	2,000
K7260636	1,000	K9619682	1,000
K7262787	2,000	K9620052	1,000
K7279752	3,000	K9624430	1,000
K7285566	1,000	K966954A	1,000
K728618A	1,000	K9700188	1,000
K7323662	1,000	K9781005	1,000
K7327560	4,000	K9786287	1,000
K734015A	1,000	K9836365	1,000
K7361742	2,000	K9860142	2,000
K7378769	1,000	K9866809	4,000
K7388853	1,000	L0012265	1,000
K7390165	1,000	L0021671	1,000
K7404395	1,000	L0071555	1,000
K7405979	1,000	P0075799	1,000
K7414587	1,000	P0133764	1,000
K7434855	1,000	P0135562	1,000
K7449542	1,000	P0236199	1,000
K7486995	1,000	P0271660	1,000
K7497806	1,000	P0277103	1,000
K7520522	4,000	P0292455	3,000
K7529112	1,000	P0339745	1,000
K7530064	1,000	P034840A	1,000
K754720A	1,000	P0361279	6,000
K7559798	1,000	P0369067	1,000
K7563523	1,000	P0407651	1,000
K7583257	1,000	P0430963	1,000
K759450A	1,000	P0443739	1,000
K7602537	1,000	P0482017	1,000
K7614381	2,000	P0541153	2,000
K7625928	4,000	P0555944	1,000
K7635958	2,000	P0559982	1,000
K7636466	1,000	P0640305	2,000
K765040A	1,000	P0671197	1,000
K7683057	1,000	P0710281	1,000
K770030A	1,000	P0726668	3,000
K7767021	1,000	P0773380	2,000
K7784317	1,000	P0862189	1,000
K779178A	1,000	P0894412	2,000
K7805071	1,000	P0927450	1,000
K7812868	1,000	P0934120	1,000
K7815131	1,000	P0979310	1,000
K7840675	1,000	P0996436	1,000
K7854684	6,000	P1025086	1,000
K7874820	1,000	P1089947	3,000
K7882432	1,000	P111030A	2,000
K7904843	1,000	P1110306	1,000
K7919662	1,000	P1146738	1,000
K7940173	2,000	P1155257	1,000
K794697A	1,000	P116471A	1,000
K7965303	1,000	P122013A	2,000
K7968663	1,000	P129012A	3,000
K7992572	1,000	P1290154	3,000
K7993315	1,000	P130225A	1,000
K8007675	3,000	P131004A	2,000
K8009015	1,000	P140348A	1,000
K8038007	[illegible]		

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
P232026A	6,000	R188551A	2,000
P232950A	1,000	R1885536	2,000
P2397300	1,000	R1989897	6,000
P2577198	1,000	R2400773	1,000
P2657914	1,000	R2683481	1,000
P2714977	1,000	R306711A	1,000
P272817A	1,000	T001894A	1,000
P2814173	2,000	V0016543	1,000
P2849481	1,000	V0027995	1,000
P2877973	1,000	V0034452	5,000
P2912809	1,000	V0051276	1,000
P2959090	1,000	V0059463	1,000
P3003314	1,000	V0076619	2,000
P3039122	7,000	V0082678	2,000
P3194845	1,000	V0092096	7,000
P3205707	6,000	V0105864	1,000
P3265254	2,000	V0114448	1,000
P3266986	6,000	V0119989	1,000
P3282930	1,000	V0147133	1,000
P3340043	1,000	V0165212	1,000
P3404386	1,000	V0208493	1,000
P341943A	1,000	V020885A	1,000
P3419944	2,000	V0209740	1,000
P342283A	1,000	V021485A	1,000
P3604229	2,000	V0230391	1,000
P3654668	1,000	V027559A	1,000
P3678214	7,000	V031420A	1,000
P3702859	2,000	V0341169	1,000
P3749715	1,000	V0390070	1,000
P3756975	2,000	V0469440	1,000
P3759354	1,000	V0597805	2,000
P3828631	1,000	XA9242748	4,000
P3868838	2,000	XA9532622	1,000
P3880250	1,000	XB8618135	1,000
P4003156	1,000	XC4687712	1,000
P4167310	1,000	XD6536102	3,000
P4235561	1,000	XE468980A	3,000
P4267579	1,000	XE4870741	1,000
P4312779	1,000	XE6706523	1,000
P4353025	1,000	XE7565842	7,000
P4359112	5,000	Y0181283	1,000
P4373875	23,000	Y247041A	1,000
P4386810	1,000	Z0001008	1,000
P4432375	1,000	Z0089746	1,000
P467557A	1,000	Z0170527	6,000
P4800374	4,000	Z0197646	1,000
P4820855	1,000	Z0204421	1,000
P4874521	1,000	Z042359A	1,000
P4898781	1,000	Z0555178	1,000
P5094139	2,000	Z0559521	1,000
P509936A	1,000	Z0600092	1,000
P5350682	6,000	Z0620794	1,000
P5361862	1,000	Z0629422	1,000
P5411622	1,000	Z067052A	1,000
P5564992	2,000	Z0671569	12,000
P5626076	1,000	Z0710246	1,000
P5628141	12,000	Z0734250	1,000
P569859A	2,000	Z0750531	1,000
P5714463	2,000	Z0758079	2,000
P5718124	2,000	Z076348A	1,000
P5780288	2,000	Z0778592	3,000
P5836535	1,000	Z0803368	1,000
P5865046	1,000	Z0856402	1,000
P591604A	2,000	Z0856887	2,000
P6002394	1,000	Z0955605	1,000
P606103A	3,000	Z0972540	1,000
P6195680	3,000	Z1107772	1,000
P6209339	1,000	Z1115546	2,000
P6269404	1,000	Z1161580	1,000
P6303289	1,000	Z1191420	1,000
P6329016	5,000	Z1344448	2,000
P6398611	1,000	Z1446291	1,000
P6406347	1,000	Z1614100	1,000
P6427999	1,000	Z1621670	1,000
P6490550	1,000	Z1637631	1,000
P6543980	1,000	Z1785622	1,000
P6623178	6,000	Z2145031	1,000
P6643845	1,000	Z2204798	1,000
P6660154	1,000	Z2258839	1,000
P6680007	1,000	Z2270154	1,000
P6701527	1,000	Z2430062	1,000
P6797613	3,000	Z2768861	1,000
P6809786	1,000	Z2947669	2,000
P681593A	1,000	Z3214770	1,000
P7013506	2,000	Z3386210	5,000
P705746A	1,000	Z3694209	1,000
P7148406	1,000	Z3699030	2,000
P7183414	1,000	Z3764134	1,000
P719789A	6,000	Z3764185	1,000
P7200963	25,000	Z376617A	12,000
P724006A	2,000	Z3813038	1,000
P7362750	1,000	Z402262A	1,000
P7451486	2,000	Z4033664	1,000
P7497591	3,000	Z4045964	3,000
P7500207	3,000	Z4289618	1,000
P7576475	1,000	Z4294034	1,000
P7713529	1,000	Z4416296	1,000
P7783756	1,000	Z4510489	1,000
P8551522	2,000	Z4539053	1,000
P8676627	1,000	Z4551878	1,000
P8815007	1,000	Z4554362	1,000
P8818804	3,000	Z4617941	1,000
P8853421	1,000	Z4640773	1,000
P8921506	6,000	Z4667361	1,000
P9112050	1,000	Z4807732	1,000
P9259663	1,000	Z4834462	1,000
P9283378	2,000	Z4839650	1,000
P9384344	4,000	Z4870515	1,000
P9425091	112,000	Z4872976	1,000

H4276444	1,000	K0619612	1,000	K1635939	1,000	K304971A	2,000	K4402650	6,000	K6152694	1,000	K7940173	2,000	P1155257	1,000	P8818804	3,000	Z4617941	1,000
H4276495	1,000	K0622702	2,000	K1642715	1,000	K3055256	1,000	K4415493	1,000	K6154379	1,000	K794692A	1,000	P116471A	1,000	P8853421	1,000	Z4640773	1,000
H4283203	2,000	K0634344	1,000	K1649795	1,000	K3062473	1,000	K4418611	1,000	K6155030	1,000	K7965303	1,000	P122013A	2,000	P8921508	6,000	Z4667361	1,000
H4283416	1,000	K0634883	1,000	K1652818	1,000	K3070530	1,000	K4446240	1,000	K617728A	1,000	K7968663	1,000	P129012A	3,000	P9112050	1,000	Z4807732	1,000
H4283424	1,000	K0649082	4,000	K1683195	1,000	K3072592	1,000	K4446593	1,000	K6183360	1,000	K7992572	1,000	P1290154	3,000	P9359663	1,000	Z4834462	1,000
H4293810	1,000	K0654140	2,000	K1685082	1,000	K3073661	2,000	K4483170	1,000	K6201571	2,000	K7993315	1,000	P130225A	1,000	P9283378	2,000	Z4839650	1,000
H4301341	2,000	K0671525	1,000	K1688456	1,000	K3079945	1,000	K4507797	1,000	K6207022	1,000	K8007675	3,000	P131004A	2,000	P9384344	4,000	Z4870515	1,000
H4312165	4,000	K0673927	2,000	K1695908	1,000	K3098370	1,000	K4523350	1,000	K6208266	1,000	K8009015	1,000	P140348A	1,000	P9425091	112,000	Z4872976	1,000
H4355565	1,000	K0681385	1,000	K1696912	1,000	K3103293	1,000	K452523A	2,000	K6215300	1,000	K8038007	1,000	P1511908	2,000	P9568402	1,000	Z5094497	1,000
H4369957	1,000	K0684732	1,000	K1719394	7,000	K3107973	1,000	K4552881	1,000	K6244254	1,000	K8069972	1,000	P1571293	1,000	P9607378	1,000	Z5312869	1,000
H4381035	1,000	K0690767	1,000	K1719467	5,000	K3122212	2,000	K4581113	2,000	K6259065	1,000	K8081581	1,000	P1604884	1,000	P9754346	6,000	Z5392676	1,000
H4391995	1,000	K0730211	1,000	K1736434	1,000	K3130754	1,000	K4606035	2,000	K6285481	1,000	K8152470	5,000	P1627280	3,000	P9807067	2,000	Z6100415	1,000
H4411775	1,000	K0732389	1,000	K1739522	1,000	K3150054	1,000	K4614712	1,000	K6287174	4,000	K8158789	1,000	P1662655	2,000	R0276757	16,000	Z6105050	1,000
H441927A	1,000	K0737186	1,000	K1765809	1,000	K3154874	2,000	K462517A	1,000	K6289339	1,000	K8168156	1,000	P1666197	1,000	R0393230	1,000	Z6106480	1,000
H4432098	1,000	K0744433	2,000	K1806106	2,000	K3169537	2,000	K462842A	1,000	K6315569	1,000	K8168911	1,000	P168764A	2,000	R0462623	1,000	Z6245758	1,000
H4434961	1,000	K0750050	155,000	K1806564	1,000	K3174867	1,000	K4634152	1,000	K632701A	4,000	K8227853	1,000	P1705494	1,000	R0463131	1,000	Z6301577	3,000
H4441666	2,000	K0762474	2,000	K1816454	2,000	K3182975	2,000	K4639618	5,000	K6358403	2,000	K8227950	1,000	P1749416	1,000	R0469598	1,000	Z6420576	5,000
H4454911	2,000	K0767557	1,000	K1830090	2,000	K3189538	1,000	K465658A	1,000	K6359817	3,000	K8342296	1,000	P1763982	1,000	R0487723	2,000	Z6421521	2,000
H4470410	1,000	K0769525	1,000	K183102A	1,000	K3191850	1,000	K4657047	1,000	K6363911	1,000	K8342318	1,000	P1771594	4,000	R0778078	2,000	Z653797A	2,000
H4473789	1,000	K0793086	1,000	K1840134	2,000	K3195333	1,000	K4658159	1,000	K6369979	3,000	K8346607	1,000	P1773880	1,000	R0795673	2,000	Z6566767	1,000
H4490926	1,000	K0808911	1,000	K1859633	1,000	K3199894	1,000	K4664892	1,000	K6370462	1,000	K8348200	1,000	P1824167	1,000	R093553A	1,000	Z6617442	3,000
H4503033	2,000	K0816078	1,000	K1879804	1,000	K3201430	1,000	K4712013	1,000	K6372694	1,000	K8360898	1,000	P2079996	1,000	R0969825	5,000	Z7573317	6,000
H4512520	1,000	K0822019	1,000	K1889486	6,000	K3204553	1,000	K4714083	4,000	K6374247	1,000	K8397651	1,000	P2102130	1,000	R1116486	1,000		
H4525150	1,000	K0836850	1,000	K1905813	1,000	K3214281	1,000	K4718240	1,000	K638594A	1,000	K8433267	1,000	P2276783	1,000	R1138358	1,000		

Applications made by CCASS Investor Participants

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
14477859	35,000	A2770086	2,000	E4552087	3,000	E7107351	1,000

RESULTS OF VALID EIPO APPLICATIONS

The following are the relevant identification document numbers (where supplied) of successful applicants using EIPO applications made by CCASS Participants and the number of Public Offer Shares to be conditionally allotted to them:

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
00001	7,000	003774201	1,000	012088201	2,000	017605301	5,000	205031735	1,000	219257078	2,000	225229939	1,000	232184085	6,000	237183777	1,000	246056865	1,000
002024001	1,000	003793108	6,000	012094301	6,000	017607801	4,000	205032774	2,000	219267259	1,000	225246768	2,000	232315259	1,000	237184742	1,000	246065718	2,000
002029101	1,000	003914708	22,000	012099008	1,000	017628101	4,000	205036890	12,000	220063366	139,000	225250935	5,000	232349423	1,000	237202189	1,000	246083737	1,000
002029801	7,000	003943801	6,000	012099801	20,000	017636501	2,000	205047798	2,000	220104530	7,000	225269919	1,000	232359133	2,000	238049746	2,000	247071236	7,000
002033701	12,000	003944501	5,000	012108101	6,000	017643101	1,000	205072846	1,000	220124697	3,000	225276187	1,000	232363234	6,000	238073571	6,000	249069923	1,000
002045601	2,000	003971501	5,000	012119101	1,000	017646208	4,000	205097207	2,000	220129977	1,000	225286848	2,000	232363986	1,000	238108278	2,000	249081415	3,000
002057208	1,000	003974901	5,000	012607401	6,000	017651801	5,000	205097215	1,000	220175020	2,000	225326883	3,000	232393629	43,000	238143069	5,000	249084138	1,000
002081101	3,000	003975001	5,000	012649301	1,000	017652201	4,000	205104235	2,000	220200315	12,000	225336734	7,000	232398412	1,000	238153084	3,000	249087990	1,000
002106401	1,000	003975101	5,000	012901401	2,000	023391008	20,000	205108970	30,000	220202626	1,000	225358530	3,000	232402131	7,000	239082498	1,000	249108838	1,000
002130201	6,000	003978101	6,000	012904801	4,000	033386808	1,000	205118110	1,000	220219877	1,000	225358613	24,000	232404376	6,000	239103161	6,000	249111584	2,000
002132601	7,000	003980801	4,000	012917401	6,000	043313308	4,000	205125271	1,000	220249494	1,000	225362094	3,000	232427674	1,000	239114481	1,000	249129537	1,000
002134401	7,000	003990808	5,000	012936601	4,000	053368208	7,000	205133101	3,000	220265284	2,000	225368083	6,000	233090208	3,000	239170749	1,000	249152398	1,000
002135801	1,000	005350508	1,000	012942501	5,000	05899719	85,000	205133267	17,000	220292080	2,000	225378140	1,000	233121284	2,000	239178742	1,000	249155078	2,000
002140601	1,000	005379108	6,000	012945501	4,000	06479041	57,000	206011942	4,000	220296883	2,000	225378751	1,000	233157866	1,000	239191075	212,000	249169863	17,000
002152801	1,000	005632101	6,000	012945701	3,000	100	1,000	206017915	3,000	220304778	4,000	225550086	1,000	234116952	3,000	239225634	2,000	249190711	1,000
002156301	1,000	005632801	1,000	012945901	6,000	10007946	2,000	206063067	1,000	220309207	4,000	225555192	1,000	234121101	1,000	239228836	6,000	249194515	20,000
002158101	7,000	005633301	7,000	012948101	5,000	10025804	1,000	207011305	3,000	220309694	12,000	225555549	1,000	234128239	2,000	239242894	1,000	249200551	3,000
002159601	4,000	005637001	20,000	012948201	2,000	10041400	3,000	207015884	1,000	220323307	1,000	225557305	23,000	234134278	1,000	239244155	1,000	249205857	1,000
002163501	2,000	005724901	25,000	012951401	2,000	10056815	1,000	207024555	1,000	220323356	1,000	225560234	1,000	234163434	1,000	240079947	1,000	249206111	1,000
002167001	1,000	005754850	20,000	012954601	6,000	10058478	1,000	207033523	1,000	220340244	1,000	226111730	3,000	234172740	1,000	240097071	12,000	249208398	1,000
002190801	1,000	005787301	6,000	012954701	2,000	10065571	1,000	207034539	1,000	220341937	1,000	226180933	3,000	234179224	4,000	240097113	1,000	249250119	1,000
002199801	4,000	005793708	3,000	012954801	2,000	10084967	7,000	207035593	1,000	220346555	4,000	226198554	1,000	234181014	5,000	240116780	7,000	249250796	2,000
002261301	3,000	005823608	6,000	012958601	4,000	101295	4,000	207052911	1,000	220347496	2,000	226207652	1,000	234184695	6,000	240181453	1,000	250011001	1,000
002272401	1,000	005867701	20,000	012959108	4,000	102186	1,000	207054545	5,000	220358501	2,000	226247112	6,000	234195154	3,000	240207811	7,000	250011002	24,000
002287601	2,000	005894108	12,000	012962601	3,000	11121	3,000	207057100	1,000	221145097	3,000	227138567	5,000	235075355	5,000	240209569	1,000	250011003	24,000
002448803	5,000	005905808	16,000	012962801	3,000	115320	1,000	208022269	1,000	221222334	1,000	227156841	3,000	235138807	1,000	240209668	16,000	250011004	24,000
002500808	3,000	005906401	6,000	012963701	12,000	117487	1,000	208050302	4,000	221226541	1,000	227166048	1,000	235149465	5,000	240231035	5,000	250011005	24,000
002504108	1,000	005913101	17,000	012973601	1,000	12133449	20,000	208056747	1,000	221285166	1,000	227179892	3,000	235163797	3,000	241090968	3,000	253085708	17,000
002506108	16,000	005980708	7,000	012973901	7,000	12177	7,000	208076042	2,000	221293855	2,000	227183308	1,000	235186590	1,000	241095892	1,000	253092654	1,000
002529108	17,000	005994008	1,000	012975401	3,000	123812	1,000	208076067	3,000	221296130	6,000	227195286	1,000	235206026	3,000	241125798	6,000	253103949	1,000
002577001	3,000	005994108	2,000	012975501	6,000	13959	2,000	208076869	6,000	221297146	1,000	227208410	1,000	235214418	2,000	241145713	1,000	253127237	3,000
002626108	7,000	005995608	12,000	012978001	6,000	141400929	4,000	208079863	5,000	221538580	2,000	227213618	1,000	235229457	3,000	241221514	1,000	253127542	2,000
002629201	5,000	005997608	2,000	012980901	5,000	14979306	1,000	208080077	3,000	221565427	1,000	227252194	1,000	235234713	1,000	241227859	3,000	253178214	1,000
002651601	3,000	005997701	1,000	012981201	1,000	166272	6,000	208080408	29,000	221569015	6,000	227254349	2,000	235284338	1,000	241261619	2,000	254076243	1,000
002693101	6,000	006047802	6,000	012982801	7,000	16952740	1,000	208082149	1,000	221580673	2,000	227254620	1,000	235286184	1,000	241262740	6,000	254079429	4,000
002700802	7,000	006060301	2,000	012984808	2,000	17041689	1,000	208083113	1,000	222033441	1,000	227270444	2,000	235295920	1,000	241263318	5,000	254109507	5,000
002708208	4,000	006060501	3,000	013331308	1,000	17237	7,000	208105890	4,000	222073017	3,000	228064598	2,000	235300100	17,000	241268200	7,000	254113772	2,000
002714303	5,000	006074601	1,000	013332609	6,000	174562	6,000	208108225	3,000	222076077	17,000	229049424	1,000	235301777	6,000	241326560	22,000	254115900	1,000
002770308	5,000	006076909	6,000	013337808	7,000	17468889	57,000	208110494	2,000	222077968	7,000	229066204	6,000	235303708	12,000	241329176	2,000	254116718	2,000
002919903	2,000	006083208	5,000	013363408	1,000	1925	1,000	208116921	2,000	222080269	4,000	229087655	5,000	235352093	1,000	241331032	1,000	254124522	1,000
002942501	2,000	006083308	5,000	013366308	6,000	200015444	4,000	209026145	1,000	222098618	1,000	229087838	1,000	235356599	2,000	241333137	2,000	254205958	1,000
002950001	6,000	006094509	16,000	013533501	6,000	200017044	12,000	209031095	6,000	222167959	1,000	229094503	5,000	235367547	1,000	241354885	2,000	254206030	2,000
002955201	1,000	006100701	4,000	013706301	6,000	200018018	16,000	209038355	6,000	222173064	3,000	229138292	7,000	235372778	2,000	241355007	2,000	254209513	2,000
002965501	6,000	006100801	22,000	013712201	2,000	200036150	1,000	209051168	1,000	222174161	33,000	229159231	1,000	235372927	4,000	241360205	4,000	254220742	5,000
002966408	2,000	006103808	1,000	013735408	4,000	200039246	3,000	209066687	2,000	222174971	2,000	229175245	6,000	235373024	1,000	241362102	1,000	254221963	57,000
002975901	5,000	006103908	1,000	013735608	6,000	200039337	2,000	209067032	2,000	222177479	1,000	229175500	1,000	235373958	2,000	241363324	3,000	254238025	1,000
002978701	5,000	006115508	1,000	013739709	6,000	200039980	1,000	209090232	1,000	222202038	1,000	229183363	2,000	235375003	4,000	241381599	4,000	255016073	2,000
002987901	4,000	006116408	1,000	013739801	2,000	200059590	16,000	209092972	5,000	222222838	3,000	229200159	1,000	235378270	3,000	241397173	1,000	255049587	17,000
002991501	6,000	007033701	4,000	013740808	4,000	200064616	2,000	209094507	1,000	222223000	1,000	229200266	1,000	235383015	1,000	242091882	5,000	255121030	6,000
002994201	3,000	007047501	5,000	013741909	5,000	200070936	3,000	209094523	1,000	222256711	2,000	230116048	3,000	235383536	2,000	242157345	6,000	255123788	1,000
002995108	12,000	007087608	1,000	013746108	4,000	200070985	12,000	209097070	3,000	222267247	1,000	230122855	1,000	235384229	1,000	242162915	2,000	255143109	1,000
003107801	2,000	007220601	5,000	013747208	2,000	200071900	16,000	209101971	1,000	222276164	1,000	230123762	5,000	235396629	2,000	242208643	1,000	255151557	1,000
003319908	2,000	007238701	4,000	013748202	6,000	200085330	1,000	209104827	1,000	223033564	1,000	230151383	4,000	235398534	1,000	242221729	1,000	255151847	1,000
003404301	3,000	007247602	5,000	013748308	3,000	202006219	4,000	209105170	1,000	223075508	2,000	230160558	6,000	235406220	2,000	242225795	3,000	255160160	4,000
003410501	6,000	007434708	6,000	013748501	1,000	202067179	3,000	209130723	2,000	223092248	1,000	230161382	17,000	235407996	1,000	242232346	6,000	256110701	1,000
003418301	5,000	007437201	6,000	013748602	1,000	202068797	17,000	209131630	1,000	223136482	3,000	230182099	3,000	235408903	1,000	243073970	2,000	256152109	1,000
003425202	7,000	007462601	1,000	013751401	1,000	202068938	4,000	210040432	1,000	223152125	2,000	230191322	2,000	235409646	5,000	243076015	2,000	256209354	1,000
003436301	12,000	007526401	3,000	013752008	3,000	202072526	1,000	210041182	1,000	223168774	1,000	230233454	3,000	235417326	1,000	243152170	6,000	256210899	4,000
003441501	6,000	007529301	3,000	013752208	5,000	202088902	1,000	210042131	2,000	223217605	2,000	230246142	2,000	235419561	2,000	243153798	3,000	256212424	17,000
003542008	6,000	007546901	3,000	013753101	1,000	202097010	16,000	210062733	5,000	223222357	3,000	230248726	1,000	236094876	1,000	243154796	2,000	256244989	1,000
003565608	6,000	007611908	5,000	013753301	2,000	202097093	17,000	210064549	2,000	224109686	1,000	230270118	1,000	236139002	1,000	243166808	1,000	256260209	6,000
003570401	16,000	007629901	5,000	013754301	2,000	202099677	3,000	210069639	1,000	224148197	1,000	230270522	1,000	236148243	1,000	243167475	3,000	256261504	3,000
003619208	12,000	007651208	4,000	013754408	4,000	202111738	2,000	212031132	2,000	224157123	2,000	231059270	5,000	236153516	2,000	244069654	212,000	256290032	1,000
003640501	1,000	007666508	2,000	013754501	6,000	202113072	16,000	212031884	1,000	224174623	1,000	231109844	6,000	236161949	1,000	244114294	7,000	256290099	1,000
003715308	4,000	007671401	6,000	013754601	1,000	203010764	5,000	212038095	1,000	224181826	1,000	231122201	1,000	236173522	2,000	244164737	1,000	256291113	1,000
003717401	4,000	007695308	7,000	013756201	1,000	203046693	1,000	212043442	1,000	224206557	2,000	231122318	4,000	236174298	5,000	244184362	26,000	257063388	3,000
003726608	17,000	01091	12,000	013756401	3,000	204026272	3,000	21286734	3,000	224225755	1,000	231139981	1,000	236179677	1,000	244198404	12,000	257066001	4,000
003727308	20,000	012005008	1,000	013756701	1,000	204047260	1,000	218093011	3,000	225123629	17,000	231140575	2,000	236183323	1,000	244198610	2,000	257085092	2,000
003730202	17,000	012030401	5,000	013757108	1,000	204057103	7,000	218217099	1,000	225128917	6,000	231169467	1,000	236188926	1,000	245075635	17,000	257092858	1,000
003733609	17,000	012035401	4,000	013758708	4,000	204068977	1,000	219104080	4,000	225159433	1,000	231186032	1,000	237073754	16,000	245076591	3,000	257102079	4,000
003733701	6,000	012042401	1,000	013761301	1,000	204073563	1,000	219128949	1,000	225160795	1,000	232095869	12,000	237139464	4,000	245102793	2,000	257102764	2,000
003747708	4,000	012070301	7,000	013761408	6,000	204077481	1,000	219170123	16,000	225175082	4,000	232095992	3,000	237167481	1,000	245106687	1,000	257132027	1,000
003765608	12,000	012079301	7,000	013761808	2,000	204101810	6,000	219201019	6,000	225204940	1,000	232106872	1,000	237168893	1,000	245110754	1,000	257156083	1,000
003767808	1,000	012083201	1,000	013762908	2,000	204111140	1,000	219204872	2,000	225206424	1,000	232168286	7,000	237176342	4,000	245120134	1,000	257168690	17,000

Page 11

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
257183079	7,000	266537737	7,000	290097807	1,000	325073419	1,000	360168405	192,000	384010096	3,000	388379028	6,000	763036811	17,000	A5617289	2,000	B6712814	2,000
257184374	3,000	266541655	7,000	290106301	3,000	325078509	4,000	360168892	2,000	384013629	12,000	388379029	7,000	763039492	2,000	A5721701	2,000	B672443-A	1,000
257191452	2,000	267005742	5,000	290112135	1,000	325104198	1,000	360186688	1,000	384014460	2,000	388379030	7,000	763040011	1,000	A572171A	2,000	B6901315	1,000
257191767	1,000	267051993	2,000	290122688	1,000	325141919	2,000	360187660	1,000	384017034	1,000	388379031	6,000	763070299	1,000	A579709-0	1,000	B6959267	2,000
257192468	1,000	267065969	1,000	290126069	1,000	325145076	2,000	360188122	1,000	384045746	1,000	388379032	7,000	765011754	1,000	A5857581	1,000	B732892	5,000
258057819	17,000	267066066	7,000	290127364	1,000	325168383	6,000	360188288	16,000	384049318	2,000	388379033	12,000	765011812	1,000	A604951	7,000	B738977	16,000
258084094	3,000	267067452	20,000	290204411	1,000	325176162	1,000	360188833	1,000	384049599	1,000	388379034	12,000	765023411	1,000	A611859-6	1,000	B757505	7,000
258098730	1,000	267085983	139,000	290206663	1,000	325177608	1,000	361001555	6,000	385007638	3,000	388379035	22,000	766012256	1,000	A6158636 E1016826	2,000	B763115A	3,000
258131911	1,000	267132124	17,000	290220011	1,000	32667812	57,000	361051154	5,000	385035126	4,000	388379036	23,000	766028997	4,000	A6170334	2,000	B7777618	1,000
258142769	6,000	267228468	6,000	291253078	7,000	328054960	5,000	361062920	1,000	385035597	2,000	388379037	24,000	766034235	4,000	A626329-4	1,000	B787057-A	1,000
258168111	1,000	267228625	7,000	292133998	6,000	328060082	4,000	361084502	2,000	385036942	1,000	388379038	24,000	766036404	1,000	A6388364 E3771788	2,000	B7924157	2,000
258175892	1,000	267243426	2,000	292166808	1,000	328062641	1,000	361093693	1,000	385038708	12,000	388379039	24,000	766036909	2,000	A6389484	1,000	B7943453	2,000
258197854	3,000	267252575	1,000	292192440	1,000	328083944	1,000	361104177	1,000	385039607	49,000	388379040	25,000	766037949	2,000	A6414098	7,000	B800816 2	1,000
258231414	2,000	267256055	1,000	292198512	2,000	328087499	2,000	361104698	1,000	385072897	1,000	388379041	25,000	766038038	1,000	A641567-1	2,000	B800974-6	1,000
258236397	1,000	267296283	3,000	292198645	6,000	328089222	1,000	361108822	1,000	385097860	2,000	388379042	24,000	766039143	1,000	A6503147	6,000	B805207 2	2,000
258237684	2,000	267299329	7,000	292199098	4,000	328131321	2,000	361110695	1,000	385100367	2,000	388379043	24,000	766067730	2,000	A6526015	7,000	B809719A	1,000
258239425	3,000	269018008	22,000	292199528	1,000	328131339	2,000	361129323	24,000	385174115	5,000	388379044	20,000	766075782	1,000	A6530756	1,000	B8163486	4,000
258253079	1,000	269027041	1,000	292260486	5,000	328135710	1,000	361150212	1,000	385216098	1,000	388379045	29,000	766077242	16,000	A6604474	6,000	B8198328	3,000
259119972	1,000	269060596	3,000	292270063	3,000	328145651	1,000	362087504	1,000	385219050	1,000	388400871	1,000	766077713	1,000	A662770 9	1,000	B8475488 D687156A	6,000
259121473	3,000	269068250	1,000	292276466	4,000	328145685	1,000	362090144	1,000	385271259	4,000	388423584	3,000	766080329	3,000	A671533-0	2,000	B8698541	3,000
259137925	1,000	269077749	1,000	292280989	1,000	328145727	1,000	362094112	1,000	385318746	3,000	388433427	2,000	766080485	4,000	A6734173	3,000	B876557	1,000
259198182	6,000	269086401	1,000	292282233	3,000	328145867	1,000	362094633	1,000	385348594	2,000	388440570	5,000	766096226	1,000	A674303	12,000	B904786 2	6,000
259198562	1,000	269103230	2,000	293386561	2,000	329075832	1,000	362132904	1,000	385363346	3,000	388510729	3,000	766096267	12,000	A6761413	1,000	B9090822	6,000
259200715	17,000	269174587	6,000	294148044	1,000	329079735	2,000	363030875	1,000	385363585	1,000	388512923	1,000	766097091	3,000	A677844 8	4,000	B9157269	7,000
259208882	1,000	269175329	3,000	294207469	2,000	329095749	1,000	363034067	7,000	385364351	1,000	388515405	1,000	767024284	1,000	A6794168	1,000	B931565	2,000
259212645	1,000	269206579	1,000	294219431	7,000	329105019	2,000	363054362	7,000	385365143	16,000	388526675	3,000	767036585	1,000	A6802756	23,000	B934459A	4,000
259263846	1,000	269209045	2,000	294250899	3,000	329114425	1,000	363064007	1,000	385366083	3,000	388532145	1,000	767037237	2,000	A683810 6	3,000	B9356733	1,000
259279743	4,000	269213179	3,000	294252481	1,000	329119267	3,000	363079799	1,000	385367990	3,000	388532814	2,000	767039597	2,000	A6875109	1,000	B951849-0	3,000
259285286	1,000	269220737	2,000	294262589	2,000	329140495	1,000	363082348	3,000	385368766	6,000	388560922	2,000	768011496	1,000	A690396-A	2,000	B980023(4	1,000
259313583	1,000	269232021	1,000	294282181	1,000	329150445	1,000	363098401	17,000	385369657	4,000	388565517	1,000	768020158	1,000	A692083A	2,000	B9863538	1,000
259321362	1,000	269234738	1,000	294292248	1,000	329161053	5,000	364040618	12,000	385371927	1,000	388574030	6,000	768023780	2,000	A698778-0	1,000	B9904056	6,000
259344760	3,000	269243820	1,000	294294111	1,000	329161921	3,000	364044784	2,000	385372354	2,000	388574535	1,000	768025348	1,000	A702711 A	1,000	B999716-A	2,000
259345668	2,000	269257176	12,000	294297064	1,000	329162200	2,000	364045138	16,000	385372727	212,000	388630816	1,000	768025488	1,000	A708041A	12,000	BVI	24,000
259349017	2,000	269275467	1,000	294300892	1,000	329167068	16,000	364066092	30,000	385373188	2,000	388633240	1,000	768027112	1,000	A7274268	1,000	C015483	16,000
259349025	1,000	269281267	1,000	294324158	1,000	329181192	1,000	364090290	1,000	385415880	1,000	388633794	16,000	768029654	1,000	A7328861	5,000	C050521-6	7,000
259352698	17,000	269286407	3,000	294336243	1,000	329184428	4,000	364094870	57,000	385418306	5,000	388635880	4,000	768031270	2,000	A7345510	3,000	C0534305	1,000
259381358	1,000	269290243	1,000	294370507	1,000	329191514	1,000	364177741	3,000	385419684	6,000	388639411	1,000	768031882	5,000	A7383374	6,000	C0622166	3,000
259381739	6,000	269290292	1,000	294370630	1,000	329204382	1,000	364206748	3,000	385430517	1,000	388651838	2,000	768033169	17,000	A742299 A	1,000	C106632 1	1,000
259383677	1,000	269298386	1,000	294370762	1,000	329205900	1,000	365068261	3,000	385432935	2,000	388655011	6,000	768034530	7,000	A744014-9	6,000	C121911A	3,000
259384980	2,000	269299137	2,000	295163604	6,000	329222673	2,000	365085604	1,000	38603	6,000	388659211	1,000	768034571	6,000	A744702-A	5,000	C122148	3,000
259391241	1,000	269301826	1,000	295278030	1,000	330066291	2,000	365119007	6,000	388003477	1,000	388665390	2,000	768035248	12,000	A7451353	7,000	C125874-6	1,000
259537439	2,000	269304218	7,000	295338636	3,000	330105388	1,000	365133115	1,000	388003485	1,000	388666851	6,000	768035487	17,000	A7473640	1,000	C166514-4	1,000
259540995	1,000	269306429	6,000	295370464	1,000	330109869	6,000	365134790	1,000	388004020	1,000	388669848	1,000	768035982	5,000	A7477514	1,000	C182701	4,000
2596	1,000	269330353	1,000	295389076	4,000	330115908	1,000	365171826	1,000	388004400	1,000	388705824	1,000	768039844	5,000	A7503736	17,000	C1898971	3,000
2596A	3,000	269338208	1,000	295409783	2,000	330129446	3,000	366032589	2,000	388004624	1,000	388707515	1,000	768050684	6,000	A751936-0	1,000	C202420	1,000
260080023	12,000	269371027	1,000	295413975	3,000	330129941	3,000	366032597	12,000	388005191	1,000	388709628	2,000	769005158	3,000	A7544300	2,000	C2165714	1,000
260080759	1,000	269371878	1,000	295431167	3,000	330150236	1,000	366034361	3,000	388005316	1,000	388712077	6,000	769021080	1,000	A758832-4	2,000	C2223641	1,000
260087903	1,000	269376661	1,000	295435119	5,000	330177007	3,000	366038511	1,000	388007338	7,000	388715195	6,000	770003283	2,000	A7611423	1,000	C2252013	3,000
260105945	1,000	269379038	3,000	295451553	1,000	330203197	7,000	366070209	1,000	388007825	1,000	388717316	1,000	771005444	2,000	A7624347	2,000	C2298900	2,000
262038417	1,000	269392080	12,000	295533418	4,000	330292152	1,000	366085629	2,000	388008245	4,000	388719080	16,000	771011152	4,000	A7699142	12,000	C2316216	3,000
262065001	3,000	269393211	1,000	296085061	2,000	330295486	1,000	366097103	2,000	388008559	3,000	388747001	113,000	771014180	3,000	A772308	2,000	C2351151	4,000
262065002	3,000	269407896	1,000	296089014	1,000	330307455	5,000	367035847	6,000	388010373	1,000	388747002	30,000	771024015	1,000	A7745810	3,000	C235939	1,000
262065003	3,000	269410247	3,000	296098114	5,000	330330333	2,000	367051117	7,000	388011504	1,000	388747003	17,000	773000161	2,000	A782353-6	1,000	C2426704	2,000
262065004	4,000	269412045	1,000	296186638	1,000	330337627	4,000	367056751	3,000	388011546	1,000	388747004	57,000	773000575	1,000	A7920337	2,000	C2464584	4,000
262065005	4,000	269413555	32,000	296189285	4,000	330347469	4,000	367081478	1,000	388012122	2,000	388747005	58,000	773002365	3,000	A7948959	1,000	C250431(4	1,000
262065006	4,000	269436622	1,000	296193634	1,000	330348251	7,000	367117371	1,000	388013575	1,000	388747006	20,000	773003322	4,000	A800944(1	1,000	C253622	1,000
262065007	3,000	269438990	1,000	296199490	1,000	330349341	1,000	367120201	1,000	388013831	1,000	388747007	16,000	773004700	3,000	A8025498	6,000	C2544405	4,000
262065008	4,000	269441275	1,000	296202575	7,000	330390881	2,000	367131810	1,000	388013864	2,000	388747008	17,000	773005715	2,000	A8126332	3,000	C2579071	2,000
262065009	4,000	270002512	7,000	296215692	1,000	330390899	3,000	367133493	1,000	388016891	1,000	388752354	1,000	773009410	7,000	A8129749	2,000	C258005	1,000
262065010	4,000	273123778	1,000	296218530	2,000	330406109	1,000	367136298	1,000	388016917	1,000	388752651	1,000	773012323	2,000	A8144373	1,000	C265877A	1,000
262065011	4,000	273132159	1,000	297106031	1,000	330411240	4,000	368018420	1,000	388016974	1,000	388754160	1,000	773015631	3,000	A815820A	1,000	C268704-4	2,000
262065012	4,000	273213892	1,000	297178881	2,000	331011262	1,000	368025367	4,000	388021016	1,000	388760696	23,000	773023001	16,000	A8169317	2,000	C2700466	2,000
262065013	5,000	273261073	3,000	297180408	2,000	332202	139,000	368060828	1,000	388023624	1,000	388760720	1,000	773023002	24,000	A8184863	6,000	C2736630	1,000
262065014	5,000	274101328	1,000	297184566	4,000	340222540	1,000	368074902	2,000	388023855	1,000	388761454	1,000	773023003	16,000	A818806(0	1,000	C276992-A	1,000
262065015	5,000	274108737	3,000	297189011	6,000	3443	1,000	368077848	1,000	388023921	1,000	388764250	1,000	773023004	22,000	A820029A	6,000	C2821395	2,000
262065016	5,000	274109768	1,000	297215493	1,000	345011373	2,000	368078945	1,000	388024440	1,000	388764672	3,000	773023005	22,000	A820290A	30,000	C289179-2	2,000
262065017	4,000	274134295	1,000	298182528	4,000	345130	29,000	368079224	1,000	388025355	1,000	388765539	1,000	773023006	17,000	A8213766	12,000	C2907591	3,000
262065018	6,000	274153485	1,000	298230699	1,000	3454	1,000	368121893	1,000	388025462	1,000	388765893	3,000	773023007	17,000	A824694A	1,000	C2961324	5,000
262065019	6,000	274153493	1,000	298237017	4,000	346055866	23,000	368148797	1,000	388027658	1,000	388811226	12,000	773023008	57,000	A831280-2	6,000	C3037817	1,000
262065020	6,000	274185289	5,000	298254418	1,000	346105257	1,000	369005657	1,000	388028888	6,000	388811234	3,000	773023009	68,000	A8313779	6,000	C304674-3	3,000
262065021	5,000	274185586	12,000	298280272	3,000	346105406	2,000	369058912	1,000	388029423	1,000	388811416	4,000	773023010	7,000	A8341144	1,000	C307524-7	1,000
262065022	5,000	274186634	3,000	298298720	3,000	346105729	6,000	369062658	2,000	388029621	2,000	388812828	1,000	773023011	12,000	A835941	1,000	C3092818	7,000
262065023	6,000	274186964	1,000	298300930	2,000	346123268	6,000	369062880	6,000	388030256	1,000	388816332	2,000	773023012	6,000	A839325A	1,000	C3150125	3,000
262065024	6,000	274191568	2,000	298302332	3,000	346130610	5,000	369081930	2,000	388030322	1,000	388816688	3,000	773023013	6,000	A8427944	1,000	C3173621	12,000
262065025	6,000	274200211	3,000	298369620	17,000	346141864	12,000	369089487	1,000	388030371	2,000	388817546	1,000	773023014	7,000	A8432344	12,000	C329960	1,000
262065026	6,000	275259737	1,000	298521873	7,000	346143399	17,000	369097456	1,000	388030645	2,000	388820151	1,000	773050737	12,000	A843909-8	1,000	C3329915	3,000
262065027	6,000	275304004	1,000	3000194	1,000	346165475	5,000	369111778	2,000	388030942	1,000	388826208	1,000	773053426	1,000	A8458513	6,000	C334637	6,000
262065028	7,000	275396422	6,000	3000801	4,000	346178155	1,000	369111786	1,000	388030991	2,000	388826398	1,000	773054101	4,000	A845894	2,000	C3402647	1,000
262065029	6,000	276173903	6,000	3002203	6,000	346190622	1,000	369119243	1,000	388031486	1,000	388827727	1,000	773059043	1,000	A8474535 K8757704	1,000	C342074-2	1,000
262065030	7,000	276178258	1,000	3002300	1,000	346208218	17,000	369126305	6,000	388031742	1,000	388838369	1,000	773060314	5,000	A8483100	1,000	C3465428	2,000
262065031	7,000	276178266	2,000	3002735	7,000	346232978	2,000	369126776	2,000	388031833	1,000	388843757	3,000	773061148	1,000	A8493297	4,000	C357290	20,000
262065032	7,000	276215001	2,000	3003301	1,000	346242274	5,000	370019465	2,000	388031858	2,000	388878001	30,000	773061221	1,000	A850082-A	16,000	C361172	12,000
262065033	6,000	276217312	2,000	3003550	2,000	346242894	2,000	370026114	1,000	388032013	3,000	388878002	68,000	810090901	17,000	A850264	7,000	C362167-5	1,000
262065034	7,000	276225026	3,000	3003960	1,000	346244411	1,000	370034241	2,000	388032096	1,000	388878003	12,000	810117901	12,000	A851624(6	2,000	C369074-A	1,000
262065035	6,000	276244829	1,000	3005870	1,000	347055998	3,000	370044398	2,000	388034753	1,000	388878004	7,000	810167108	12,000	A8585078	1,000	C370133	1,000
262065036	12,000	276246162	12,000	3006645	1,000	347120446	1,000	370057721	2,000	388035420	1,000	388878005	16,000	810178501	12,000	A8606210	24,000	C3731284	1,000
262065037	12,000	276260288	2,000	3006908	7,000	347187841	69,000	370077695	2,000	388035479	3,000	388878006	12,000	810232508	6,000	A8673678	4,000	C3731292	1,000
262065038	12,000	276274255	1,000	3006972	1,000	347200214	1,000	370092322	3,000	388036063	1,000	388878007	6,000	810341501	12,000	A8683592	6,000	C378959(2	2,000
262065039	12,000	276316916	6,000	3007104	1,000	347255077	1,000	370092587	3,000	388037277	3,000	388878829	1,000	810345101	7,000	A8689787	1,000	C3797315	3,000
262065040	12,000	276317070	16,000	3007475	4,000	347255341	1,000	370102097	3,000	388037665	1,000	388896631	1,000	810367608	1,000	A8703658	1,000	C380284A	1,000
262065041	12,000	276319142	4,000	3008296	1,000	347255358	1,000	370113920	1,000	388037871	1,000	389944001	6,000	810387701	12,000	A8742645	5,000	C388843-4	1,000
262065042	12,000	276339629	1,000	3008484	6,000	347259061	1,000	370125148	4,000	388038002	1,000	389944002	165,000	810399801	12,000	A8743668	12,000	C389972A	4,000
262065043	12,000	276342011	1,000	3009693	1,000	347298010	22,000	370127151	1,000	388038085	1,000	389944003	1,509,000	810399901	12,000	A875645A	7,000	C391752(3	1,000
262065044	12,000	276351632	7,000	3010422	3,000	347299430	1,000	371037433	17,000	388038333	1,000	389944004	30,000	810417401	6,000	A8778623	1,000	C3919771	1,000
262065045	12,000	276351871	1,000	3011000	1,000	347302051	30,000	371071820	27,000	388038341	1,000	389944005	23,000	810429608	6,000	A87792044	3,000	C392446	5,000
262065046	12,000	276352937	6,000	3011086	5,000	347304115	2,000	371090580	1,000	388039646	2,000	389944006	24,000	810431501	6,000	A8838103	1,000	C3939217	1,000
262065047	12,000	276353174	2,000	3011347	1,000	348063372	1,000	371118852	1,000	388039661	2,000	389944007	40,000	810467508	6,000	A8860540	2,000	C3980756	2,000
262065048	12,000	276354347	1,000	3011586	1,000	348091737	4,000	371122631	1,000	388039869	1,000	389944008	165,000	810473601	6,000	A8864848	4,000	C4004602	1,000
262065049	17,000	276354644	2,000	3011871	3,000	348125485	5,000	371138512	2,000	388040081	1,000	389944009	207,000	810506401	12,000	A8874037	17,000	C4049746	2,000
262065050	20,000	276378015	3,000	3012009	1,000	348127531	1,000	371140161	1,000	388040107	1,000	389944010	41,000	810510406	12,000	A8896677 A643224A	2,000	C4118861	4,000

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
262065044	12,000	276351632	7,000	3010422	3,000	347299430	1,000	371037433	17,000	388038333	1,000	389944004	30,000	810417401	6,000	A8778623	1,000	C3919771	1,000
262065045	12,000	276351871	1,000	3011000	1,000	347302051	30,000	371071820	27,000	388038341	1,000	389944005	23,000	810429608	6,000	A87792044	3,000	C392446	5,000
262065046	12,000	276352937	6,000	3011036	5,000	347304115	2,000	371090580	1,000	388039646	2,000	389944006	24,000	810431501	6,000	A8838103	1,000	C3939317	1,000
262065047	12,000	276353174	2,000	3011347	1,000	348063321	1,000	371118852	1,000	388039661	2,000	389944007	40,000	810467508	6,000	A8860540	2,000	C3980756	2,000
262065048	12,000	276354347	1,000	3011586	1,000	348091737	4,000	371122631	1,000	388039869	1,000	389944008	165,000	810473601	6,000	A8864848	4,000	C4004602	1,000
262065049	17,000	276354644	2,000	3011871	3,000	348125485	5,000	371138512	2,000	388040081	1,000	389944009	207,000	810506401	12,000	A8874037	17,000	C4049746	2,000
262065050	20,000	276378015	3,000	3012009	1,000	348127531	1,000	371140161	1,000	388040107	4,000	389944010	41,000	810510408	12,000	A8896677 A643224A	2,000	C4118861	4,000
262065051	23,000	276378726	7,000	3013060	1,000	348139023	22,000	371140989	1,000	388041121	1,000	389944011	113,000	810561608	7,000	A8910912	1,000	C411887A	3,000
262065052	24,000	276384831	1,000	3014208	17,000	348183187	6,000	371143413	1,000	388042327	1,000	389944012	321,000	810564101	12,000	A8929133	1,000	C4126252	1,000
262065053	25,000	276520202	1,000	3014448	3,000	348189218	2,000	371144957	3,000	388042442	1,000	389944013	196,000	810564201	6,000	A895779-A	1,000	C414272A	1,000
262065054	24,000	276521259	1,000	3014642	1,000	348197054	3,000	371145459	1,000	388042905	1,000	389944014	63,000	810572501	12,000	A8977812	2,000	C416316	1,000
262065055	24,000	277062212	52,000	3014803	1,000	348216060	1,000	371155227	5,000	388043036	2,000	389944015	6,000	810590308	20,000	A900055	2,000	C417412-5	1,000
262065056	29,000	277079539	2,000	3014856	1,000	348216375	4,000	371157124	3,000	388043044	1,000	389944016	7,000	810590508	12,000	A9011865	4,000	C4179313	1,000
262065057	29,000	277080131	1,000	3014988	2,000	348217647	1,000	371158882	1,000	388043184	1,000	389944017	269,000	810591708	12,000	A901363-9	1,000	C421299	6,000
262065058	29,000	278193479	6,000	3015142	4,000	348222704	181,000	371158940	3,000	388043192	1,000	389944018	6,000	810594108	20,000	A910607-6	1,000	C4252266	12,000
262065059	29,000	278195979	1,000	3015509	1,000	348243866	1,000	371160201	1,000	388045361	6,000	389944019	1,000	810594708	139,000	A9134398	1,000	C4330909	7,000
262065060	35,000	278197546	1,000	3015551	1,000	348244500	1,000	371160516	1,000	388046419	2,000	389944020	20,000	810595108	24,000	A919486	7,000	C4370501	3,000
262065061	44,000	278206586	4,000	3015596	1,000	349011593	4,000	372032904	1,000	388047243	6,000	389944021	206,000	810599101	12,000	A9223315	1,000	C440363-9	35,000
262065062	80,000	278211800	1,000	3015783	7,000	349064360	5,000	372046250	1,000	388048712	1,000	389944022	80,000	810600709	6,000	A924325-1	4,000	C4406530	1,000
262065063	139,000	278256508	3,000	3016472	6,000	349086488	1,000	372058099	1,000	388050528	1,000	389944023	57,000	810602208	16,000	A9244290	4,000	C450631	6,000
262065064	140,000	278267927	1,000	3016555	20,000	349107664	1,000	372061606	6,000	388050536	1,000	389944024	207,000	810602508	20,000	A926343	4,000	C451600	2,000
262065065	140,000	278280441	7,000	3016804	1,000	349149062	1,000	372064824	3,000	388050569	4,000	389944025	58,000	810602601	7,000	A9290489	12,000	C4553789	2,000
262065066	243,000	278281217	3,000	3016845	2,000	349152785	6,000	372069062	1,000	388051054	1,000	389944026	40,000	810604108	1,000	A9310021	20,000	C4562281	2,000
262101132	30,000	279115059	6,000	3017909	2,000	349172536	1,000	373039759	3,000	388052169	3,000	389944027	68,000	810604601	6,000	A935588	1,000	C4571795	3,000
262386097	2,000	279142137	3,000	3018224	1,000	350092276	4,000	373074996	23,000	388052409	1,000	389944028	206,000	87952	1,000	A9396090	3,000	C460134-1	1,000
262387764	1,000	279145759	5,000	3018296	1,000	350096970	1,000	373084722	1,000	388052581	2,000	389944029	166,000	A0048502	1,000	A939727-5	1,000	C460525	6,000
263092306	3,000	279176309	6,000	3018408	1,000	350106837	2,000	373086941	1,000	388052615	1,000	389944030	35,000	A050832	1,000	A9417977	1,000	C462757A	5,000
263185050	5,000	279181853	2,000	3018572	1,000	352015036	7,000	373087345	1,000	388052888	1,000	389944031	29,000	A0718230	1,000	A945130A	1,000	C4628827	1,000
263210429	1,000	279182356	1,000	3018774	1,000	352048433	1,000	373090083	16,000	388054025	7,000	389944032	112,000	A085513	6,000	A950540-A	6,000	C4636072	2,000
263248155	20,000	279186035	1,000	3018828	1,000	352061964	3,000	373090125	5,000	388054074	1,000	389944033	207,000	A0947531	1,000	A9510039	3,000	C467944-8	58,000
263273997	6,000	279210736	1,000	3018933	1,000	352083828	2,000	373096569	12,000	388054215	1,000	389944034	6,000	A136279	1,000	A9524218	3,000	C471892-3	1,000
263274748	4,000	279239149	1,000	3019446	1,000	352098024	1,000	374019883	6,000	388054579	4,000	389944035	6,000	A1451874	6,000	A953553	3,000	C474501-7	1,000
263280307	1,000	279297220	1,000	3019769	1,000	352101323	1,000	374046597	2,000	388055022	16,000	389944036	396,000	A152709-9	4,000	A9558678	6,000	C477147-6	7,000
263287385	1,000	279413371	1,000	3019787	1,000	352107189	4,000	374062784	1,000	388055071	3,000	389944037	895,000	A1670622	3,000	A9570295	2,000	C4797173	1,000
263308710	1,000	279425888	2,000	3019925	5,000	352108138	3,000	374084564	6,000	388056004	1,000	389944038	41,000	A175357(9	1,000	A958705-8	6,000	C4805672	2,000
263341612	1,000	279433387	16,000	3019956	2,000	352109698	1,000	374085082	4,000	388056392	1,000	389944039	68,000	A1787104	23,000	A9622023	1,000	C480658A	2,000
264018888	3,000	279436232	20,000	3020124	5,000	352155014	2,000	374108546	1,000	388056871	1,000	389944040	29,000	A1787112	20,000	A963260-6	1,000	C4887652	1,000
264029596	24,000	279436307	3,000	3020126	2,000	352157051	1,000	374108629	1,000	388057259	2,000	390006104	1,000	A214262	6,000	A968084	2,000	C4887725	6,000
264034430	29,000	280205634	2,000	3020292	1,000	352168116	2,000	374112175	1,000	388058570	3,000	390013084	2,000	A2216046	23,000	A9733631	1,000	C4922725	3,000
264036468	2,000	280372640	1,000	3020295	1,000	352181465	5,000	374112183	1,000	388059768	1,000	390027811	1,000	A2217662	2,000	A981778-9	5,000	C5026863	1,000
264039652	5,000	281200048	1,000	3020351	1,000	352202543	1,000	374153377	1,000	388064073	1,000	390032001	24,000	A223622-5	1,000	A982995-7	1,000	C504389A	1,000
264103979	5,000	281283093	3,000	3020430	2,000	352210678	2,000	375027471	4,000	388070336	1,000	390045581	1,000	A226184A	6,000	A9881940	1,000	C507353-5	1,000
264111113	2,000	281288217	3,000	3020447	7,000	352226443	17,000	375027851	6,000	388070849	1,000	390046118	1,000	A2400254	12,000	A9882106	1,000	C5161957	1,000
264165606	7,000	282140672	16,000	3020459	17,000	356009779	2,000	375050549	2,000	388070856	1,000	390052157	5,000	A252450	3,000	A9999801	2,000	C517419	1,000
264189135	1,000	282164052	3,000	3020990	2,000	356078204	2,000	375062569	1,000	388071052	1,000	390059566	6,000	A2600687	2,000	B010978-4	1,000	C5176229	1,000
264197088	1,000	282164193	1,000	3021158	4,000	356104877	3,000	375077161	2,000	388072258	1,000	390086643	3,000	A2601349	2,000	B0322451	1,000	C5239549	4,000
264197328	1,000	282164581	1,000	3021458	6,000	356112680	2,000	375103256	7,000	388072522	1,000	390087450	1,000	A2626805	7,000	B056047-8	12,000	C5240644	4,000
264200908	2,000	282180082	1,000	3021544	1,000	356134627	5,000	375104361	1,000	388072852	1,000	390094092	1,000	A2708666	1,000	B0773625	1,000	C5252162	1,000
264213539	5,000	282183813	1,000	302156202	22,000	356138586	1,000	375104981	1,000	388073579	1,000	390101582	1,000	A272566	1,000	B0870485	3,000	C528319A	1,000
264214321	17,000	282189083	1,000	3021675	6,000	356153205	3,000	375107463	2,000	388073587	1,000	390103745	1,000	A274816-1	2,000	B1012199	1,000	C5286504	1,000
264241449	24,000	283328839	6,000	3021688	1,000	356162073	2,000	375109626	2,000	388074510	1,000	390104578	3,000	A2807753	1,000	B1053480	1,000	C5311126	1,000
265011965	3,000	283384915	6,000	3021716	1,000	356165746	2,000	375109832	12,000	388074692	1,000	390107381	27,000	A283156	1,000	B1405182	27,000	C5314346	1,000
265038828	3,000	284369683	16,000	3021878	3,000	356168492	3,000	375109857	12,000	388074890	1,000	390108496	1,000	A283157	1,000	B163433(5	1,000	C5323558	2,000
265078022	1,000	284387297	6,000	3022191	1,000	356175893	4,000	375110921	2,000	388075327	1,000	390121168	12,000	A2871710	2,000	B197386(5	2,000	C5323833	2,000
265112664	1,000	284416690	6,000	3022400	1,000	356198093	17,000	375111457	3,000	388076283	2,000	390122414	16,000	A292240-4	1,000	B2054251	6,000	C5331631	2,000
265195016	1,000	284435559	1,000	3022548	2,000	356202440	1,000	375111853	3,000	388079808	1,000	390124618	1,000	A2987484	1,000	B2109978	1,000	C538943-5	1,000
265210971	7,000	284438769	6,000	3022634	1,000	356202598	1,000	375144045	2,000	388080459	1,000	390143865	1,000	A300570	4,000	B217635-7	1,000	C540668(2	2,000
265216556	1,000	284471273	1,000	3022733	1,000	356205385	1,000	375151107	1,000	388080780	1,000	391000320	4,000	A301377	1,000	B230939A	2,000	C542149-5	1,000
265224725	3,000	284489804	6,000	3023425	4,000	356220301	1,000	375160082	4,000	388081598	1,000	391000866	3,000	A309742	1,000	B2316221	1,000	C5428058	2,000
265230946	7,000	284493269	4,000	3023476	1,000	356225383	4,000	375160280	1,000	388082158	3,000	391002268	1,000	A3121189 D0272850	1,000	B2325735	1,000	C5441593	3,000
265236992	1,000	284497039	1,000	3023512	2,000	356261206	1,000	375160314	1,000	388084642	1,000	394007397	1,000	A3194623	1,000	B2439943	5,000	C5470860	1,000
265255869	1,000	285129755	1,000	3024112	2,000	356261339	1,000	376016853	1,000	388085458	3,000	394045355	1,000	A3292978	3,000	B276608-1	3,000	C547133	1,000
265262329	1,000	285132239	12,000	3024497	1,000	356261511	2,000	376031548	3,000	388085706	2,000	394071773	22,000	A330442	6,000	B280445	1,000	C5489847	17,000
265281923	1,000	285199873	1,000	3024582	2,000	356261529	6,000	376039830	3,000	388085870	1,000	394077879	2,000	A3314165	5,000	B2853936	5,000	C5503637	1,000
265288068	1,000	285213732	1,000	3024601	3,000	356261842	1,000	376040796	2,000	388087892	1,000	394097646	1,000	A3382403	2,000	B2918833	16,000	C5557451	1,000
265294652	5,000	285236428	7,000	3024707	6,000	356275313	2,000	377019914	12,000	388110058	1,000	394121164	1,000	A3393049	1,000	B324459	1,000	C5563532	1,000
265294934	5,000	285274536	16,000	3025021	2,000	356275321	1,000	378032395	5,000	388117376	7,000	394125371	1,000	A3395130	12,000	B328442-0	1,000	C5629088	1,000
265306589	5,000	285290078	1,000	3025068	6,000	356275636	3,000	378055545	1,000	388119208	3,000	394159917	2,000	A339875	1,000	B3292644	2,000	C564982	7,000
265308908	7,000	285520623	16,000	3025702	1,000	357046135	2,000	378078182	3,000	388120628	6,000	394163778	1,000	A3407325	1,000	B3293136	5,000	C570618-A	1,000
265310482	1,000	285532313	1,000	3026023	2,000	357142421	2,000	378079784	5,000	388123713	4,000	395031396	57,000	A3455567	5,000	B3412313	1,000	C5712376	1,000
265314989	4,000	285537221	22,000	3026299	1,000	357148170	4,000	378111678	1,000	388128795	4,000	395050461	2,000	A3524801	12,000	B3456280	3,000	C5726431	1,000
265321133	1,000	285539359	2,000	3026303	6,000	357160167	1,000	378117188	5,000	388149965	2,000	395053895	1,000	A3551310	4,000	B3550465	3,000	C581191-9	1,000
265361386	1,000	285540274	1,000	3026332	1,000	357166594	2,000	378130439	1,000	388320400	3,000	395072770	3,000	A3588451	7,000	B380795-4	1,000	C582073A	6,000
265361758	16,000	285555611	7,000	3026390	1,000	357182906	1,000	379040108	2,000	388324741	7,000	395073604	1,000	A361005-8	6,000	B390568	1,000	C582459-A	2,000
265363077	1,000	285560843	1,000	3026435	1,000	357204080	3,000	379075328	2,000	388332520	1,000	395078272	2,000	A3730487	3,000	B3999764	2,000	C5871725	2,000
265383042	1,000	285560868	1,000	3026606	1,000	358011302	1,000	379075336	3,000	388355893	12,000	395084270	5,000	A373561-6	2,000	B3999772	2,000	C597767	24,000
265387134	1,000	287134662	1,000	3026609	2,000	359032059	1,000	379102098	2,000	388365942	6,000	395088727	1,000	A378739-A	1,000	B400438-3	1,000	C6006092	4,000
266025550	5,000	287197164	6,000	307987001	6,000	359033156	12,000	379104144	4,000	388368573	2,000	395091457	4,000	A3796062	1,000	B4027421	6,000	C6026441	1,000
266038611	1,000	287199350	1,000	303425701	6,000	359046083	16,000	379107204	1,000	388372930	1,000	395103989	1,000	A393783-9	4,000	B402832	1,000	C6032336	1,000
266058866	6,000	287224281	1,000	303690501	1,000	359078805	7,000	380015677	2,000	388379002	1,000	395105307	1,000	A396875	1,000	B4103608	7,000	C6041912	1,000
266062595	12,000	287242952	1,000	303814001	6,000	359085206	5,000	380028548	1,000	388379003	1,000	41672	1,000	A3987437	3,000	B418904-9	1,000	C6047864	3,000
266082437	1,000	287271704	1,000	303856301	2,000	359098449	1,000	380034686	2,000	388379004	3,000	440301571	17,000	A4051907	3,000	B4241296	2,000	C607190	5,000
266142504	1,000	287316608	5,000	303878001	7,000	359115854	5,000	380064030	3,000	388379005	4,000	440923710	1,000	A4081202	7,000	B4368601	1,000	C6100846	1,000
266236686	7,000	287333082	1,000	306032467	3,000	359124286	1,000	380079723	2,000	388379006	4,000	44543	1,000	A422256-6	2,000	B448256-0	3,000	C6133655	4,000
266237882	1,000	287336093	1,000	306032897	1,000	359142742	1,000	383008265	1,000	388379007	6,000	48327	1,000	A438489-2	1,000	B450721	1,000	C614078(3	1,000
266289719	1,000	287338685	1,000	307007409	7,000	359173713	1,000	383012796	1,000	388379008	6,000	49152	1,000	A447654-1	5,000	B454227-A	2,000	C6223972	1,000
266294818	1,000	287350367	2,000	307009208	6,000	359193869	1,000	383057734	1,000	388379009	6,000	5010	4,000	A448964	7,000	B461429(7	1,000	C6239453	1,000
266298074	1,000	287352108	3,000	307009508	7,000	359222221	1,000	383168903	1,000	388379010	16,000	5192	6,000	A4553708	12,000	B4639249	3,000	C6303259	1,000
266303163	2,000	287362032	1,000	307050102	20,000	359231446	1,000	383175684	2,000	388379011	16,000	53131	4,000	A4599961 A6044959	4,000	B470472	3,000	C6306754	1,000
266320654	7,000	287362636	3,000	307062408	20,000	359253283	1,000	383190170	1,000	388379012	20,000	53819	7,000	A467907(8	1,000	B477428 6	2,000	C6353442	4,000
266320670	4,000	287373955	1,000	307063101	6,000	359254026	2,000	383212388	3,000	388379013	23,000	57588B	1,000	A4730227	1,000	B511259-7	1,000	C6370231	1,000
266324847	24,000	287391841	1,000	307069601	5,000	3597	1,000	383213360	2,000	388379014	24,000	6010868	1,000	A487603	1,000	B5114018 B4065692	2,000	C637117-3	1,000
266327295	12,000	288169196	7,000	307078701	4,000	3597A	1,000	383216314	1,000	388379015	24,000	6087105	1,000	A4882418	5,000	B5513206	4,000	C6377082	4,000
266381946	2,000	289240590	7,000	307080001	6,000	360049233	3,000	383231792	4,000	388379016	24,000	63576	2,000	A498244-7	1,000	B5535919	2,000	C6381357	1,000
266391424	5,000	289241440	23,000	310104630	12,000	360074108	4,000	383234549	1,000	388379017	24,000	6512	1,000	A5132145	1,000	B5608428	4,000	C6400491 P4371236	3,000
266392349	4,000	289275570	4,000	310106196	12,000	360077200	1,000	383235074	4,000	388379018	29,000	6589	3,000	A5215911	2,000	B5961616	3,000	C6416592	1,000
266412782	5,000	289347551	4,000	310131197	30,000	360085682	1,000	383235140	12,000	388379019	29,000	758011803	1,000	A5216519	3,000	B596847-5	1,000	C648573A	1,000
266442003	1,000	289355448	5,000	312011372	1,000	360089742	17,000	383235769	1,000	388379020	29,000	759014350	1,000	A5364429	1,000	B6296640	3,000	C649026-1	1,000
266443318	12,000	289387771	2,000	31246188	1,000	360101505	1,000	383282126	1,000	388379021	29,000	761020288	2,000	A5364326	1,000	B6296496	3,000	C6501220	1,000
266526268	1,000	290036383	2,000	314010034	1,000	360131338	2,000	383294246	6,000	388379022	32,000	763012812	6,000	A5412555	29,000	B6339455	1,000	C6715271	3,000
266527688	1,000	290039247	2,000	318030988	3,000	360144273	1,000	383298569	12,000	388379023	74,000	763028834	1,000	A542380-8	7,000	B6477521	30,000	CR87778	7,000
266536648	1,000	290059484	1,000	320106551	5,000	360153704	1,000	383298742	12,000	388379024	58,000	763031077	1,000	A5553582	6,000	B660481-7	1,000	D007739(A	1,000
266537372	5,000	290076587	1,000	325025856	2,000	360154033	1,000	383298809	5,000	388379025	3,000	763032133	1,000	A555705 7	2,000	B6605740	6,000	D0110117	2,000
266537398	7,000	290087394	1,000	325031268	1,000	360166839	2,000	383299054	20,000	388379026	6,000	763033883	1,000	A5598497	2,000	B664282-4	2,000	D0125343	1,000
266537588	7,000	290097104	2,000	325058600	5,000	360167712	16,000	383299377	4,000	388379027	6,000	763034402	2,000	A5615111	1,000	B6682249	3,000	D016506A	1,000

Page 12

Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted	Identification document number	Number of Public Offer Shares to be conditionally allotted
D0170365	1,000	D355872-0	1,000	D848647	1,000	E5702155	1,000	G019241-0	2,000	G4682903	6,000	H316667A	4,000	K1541625	1,000	K619482	2,000	P469711	7,000
D0172090	1,000	D357902 7	1,000	D849699-5	1,000	E575950	2,000	G0879133	1,000	G469413(8	2,000	H3171320	5,000	K161634A	1,000	K6212867	1,000	P487349-5	1,000
D0249158	4,000	D361017A	1,000	D8500623	6,000	E5805295	3,000	G08884707	3,000	G470088-A	1,000	H318783	1,000	K163650	1,000	K6227791	57,000	P5109403	1,000
D0258920	2,000	D362433-2	6,000	D850365	3,000	E5814298	5,000	G0906513	5,000	G4710419	1,000	H325207A	5,000	K1678892	1,000	K6232159	1,000	P523092-A	1,000
D0282953	1,000	D365603-A	5,000	D8504602	3,000	E5825605	12,000	G09866956	2,000	G4761293	6,000	H333010-0	1,000	K1707736	3,000	K6264638	1,000	P5253148	3,000
D032043A	1,000	D3712053	1,000	D8583847	3,000	E5866034	6,000	G09866957	1,000	G476651-1	1,000	H3382879	4,000	K1732390	1,000	K6271065	1,000	P5405533	1,000
D036813	1,000	D3795293	1,000	D859250	1,000	E5881718	1,000	G09866958	1,000	G4766759	3,000	H338576	6,000	K174523-9	4,000	K6291406	4,000	P546754	1,000
D036886-6	5,000	D384236-4	3,000	E 7232601	1,000	E590727-A	3,000	G101874	12,000	G4767380	3,000	H3399070	1,000	K180021	1,000	K6369421	2,000	P558279	1,000
D037169-7	1,000	D3842941	2,000	E019408 9	1,000	E591812-3	12,000	G1139419	2,000	G4812998	6,000	H3407448	4,000	K1869302	1,000	K6437923	3,000	P561501	5,000
D0412695	2,000	D389359(7	1,000	E0364413	1,000	E598896	12,000	G1210040	1,000	G483710(9	1,000	H3427317	4,000	K1876740	2,000	K6522106	1,000	P5643205	1,000
D0428338	2,000	D3923488	1,000	E0367765	1,000	E5999743	1,000	G121252	6,000	G4886657	3,000	H3454004	1,000	K189685	7,000	K654486	7,000	P5988652	2,000
D0437922	4,000	D393772-1	6,000	E0400878	1,000	E6133472	4,000	G122624-9	3,000	G500355	7,000	H349233	1,000	K191048(5	1,000	K6593569	4,000	P6126190	1,000
D046998	1,000	D393978-3	1,000	E0465392 B4476641	6,000	E6161115	2,000	G1248129	4,000	G500403	2,000	H3577785	2,000	K1956353	1,000	K6656579	1,000	P625307	1,000
D058108A	2,000	D396919	2,000	E0482092	1,000	E624907	6,000	G125220-7	1,000	G5007177	1,000	H359661	12,000	K1971247	4,000	K666558	1,000	P633845 7	1,000
D0620654	16,000	D3989667	2,000	E048265-3	1,000	E6254504	1,000	G1298266	3,000	G504179	1,000	H361230	1,000	K1989251	4,000	K671524	1,000	P639112-9	1,000
D0630102	1,000	D402945	1,000	E0551670	1,000	E6295057	2,000	G131135	24,000	G5046865	1,000	H361236A	2,000	K200645-6	1,000	K6734618	2,000	P653990	6,000
D0704831	6,000	D403121-1	2,000	E0579177	7,000	E635336-7	2,000	G131302-8	1,000	G5047578	4,000	H3619747	6,000	K201550-1	1,000	K674906	2,000	P654257-7	1,000
D0739244	1,000	D405227 8	1,000	E081840-6	1,000	E640314-3	1,000	G1329579C	2,000	G507005-7	1,000	H364416	17,000	K2025361	2,000	K6885144	1,000	P671341A	2,000
D074617-8	5,000	D405837	2,000	E083329-4	1,000	E6406606	17,000	G133031-3	2,000	G507318	1,000	H364724	6,000	K204644A	1,000	K6908985	12,000	P6772521	3,000
D079242-0	1,000	D405838-1	2,000	E096445-3	2,000	E6487606	3,000	G133615-A	1,000	G515906-6	1,000	H3657819	1,000	K2098016	1,000	K6918395	1,000	P682645	1,000
D080843	1,000	D4102259	5,000	E1082284	1,000	E6493762	6,000	G139193-2	2,000	G516969	3,000	H367268-0	2,000	K214522	1,000	K697510	1,000	P682652	2,000
D0863794	1,000	D4111673	1,000	E115720(9	1,000	E6526121	4,000	G1414134	4,000	G5194260	4,000	H367743	1,000	K2184338	4,000	K7012152	1,000	P685202	1,000
D0869806	3,000	D4125925	1,000	E1191490	1,000	E652779-9	17,000	G1415025	1,000	G5237288	5,000	H3682139	4,000	K2214644	3,000	K703854-2	1,000	P695436	1,000
D090024A	1,000	D412595A	1,000	E1227355	1,000	E655432	2,000	G1462732	1,000	G5243830	2,000	H368350A	16,000	K222798	1,000	K7160437	7,000	P7019681	1,000
D097401-4	6,000	D4151624	1,000	E123921-3	4,000	E6598629	2,000	G1529314	3,000	G524800A	6,000	H3735607	1,000	K223319-3	16,000	K720725	1,000	P7395284 P7395292	2,000
D0991156	1,000	D4232012	2,000	E1309882	7,000	E661349	6,000	G156972-3	2,000	G5264595	5,000	H3744770	1,000	K2247879	2,000	K720800-6	1,000	P7706727	1,000
D0992578	1,000	D4237618	2,000	E1389509	1,000	E6673051	1,000	G157526A	1,000	G5283999	1,000	H376722	1,000	K234027 5	5,000	K722987-9	1,000	P7845670	2,000
D103511	1,000	D4240546	4,000	E152727 8	1,000	E667428	1,000	G161642A	1,000	G5293862	17,000	H3780718	2,000	K234566-8	1,000	K7317999	1,000	P7906661	4,000
D1046315	5,000	D433544A	4,000	E177696-0	1,000	E6777531	1,000	G163016	1,000	G5317567	3,000	H3844910	3,000	K2352451	1,000	K734954	1,000	P803867-1	4,000
D115774	3,000	D434127-A	3,000	E1783045	17,000	E678527-5	1,000	G164377A	1,000	G5339218	1,000	H384984A	1,000	K2359650	1,000	K737218-3	2,000	P809612	6,000
D117670-7	1,000	D4398824	7,000	E181038	2,000	E6856334	1,000	G164525A	1,000	G544707A	4,000	H3896678	1,000	K2367890	1,000	K7381387	1,000	P8509763	3,000
D1227816	1,000	D4415044	4,000	E181149	2,000	E688212	3,000	G1661891	4,000	G5501771	3,000	H392762-A	3,000	K2400529	2,000	K739465(9	1,000	P8710914	5,000
D1257898	1,000	D4419678	1,000	E1813963	2,000	E7013020	2,000	G1664807	4,000	G5509555	1,000	H3934847	5,000	K244754-1	1,000	K7404905	1,000	P9108622	1,000
D125795-2	1,000	D4457472	1,000	E2088545	6,000	E702737-4	1,000	G170164-8	5,000	G5512041	2,000	H3946128	1,000	K2452618	2,000	K741596	2,000	P9163658	6,000
D128064-4	1,000	D4524676	3,000	E2109046	2,000	E703450-8	1,000	G174780A	85,000	G552543	4,000	H3979123	2,000	K249311A	1,000	K7433158	3,000	P9181907	1,000
D132882 5	1,000	D4536313	1,000	E221954	1,000	E704259-4	1,000	G1800085	2,000	G555428-3	1,000	H4003030	3,000	K249635-6	2,000	K7457294	2,000	P9296925	1,000
D1333489	5,000	D457035A	1,000	E2247058	2,000	E7052506	2,000	G1804021	4,000	G5560291	1,000	H4003049	3,000	K258245	1,000	K7511906	1,000	P9387297	2,000
D1350294	4,000	D4604688	6,000	E2344894	1,000	E706455 5	1,000	G188719(9	1,000	G5644789	3,000	H404202-8	1,000	K271782-4	1,000	K7513186	4,000	P939194-4	4,000
D135957-7	1,000	D462649	2,000	E258370-8	1,000	E7133484	1,000	G190461	1,000	G5658704	6,000	H406790-A	12,000	K2767600	3,000	K7558937	1,000	P970148A	6,000
D137088-0	1,000	D464466	1,000	E259335	1,000	E721149	1,000	G190819	2,000	G5676923	7,000	H4101873	12,000	K279477	1,000	K7571518	1,000	P9745924	3,000
D137237	22,000	D4700415	17,000	E2604659	2,000	E721338	24,000	G193619A	4,000	G5697157	2,000	H4153253D	3,000	K2800020	1,000	K769131 9	1,000	PB10919	3,000
D142405	1,000	D4711743	6,000	E2657485	1,000	E7229988	4,000	G1942793	1,000	G5746069	1,000	H4154462	4,000	K2804530	1,000	K7696000	1,000	PB10927	6,000
D143193-6	1,000	D4730306	2,000	E2770613	3,000	E7233357	1,000	G1958703	1,000	G5749483	3,000	H4188758	12,000	K287265	1,000	K775670 4	3,000	PB10969	22,000
D146456	2,000	D4734409	2,000	E2813134	1,000	E7247986	1,000	G200708-7	1,000	G5772876	6,000	H420910(0	2,000	K2977524	1,000	K7891423	1,000	PB11040	6,000
D147072-9	3,000	D4743823	4,000	E283747	1,000	E726079-6	1,000	G202048	1,000	G579318-0	1,000	H4221607	6,000	K2978830	1,000	K7898649	1,000	PB11216	3,000
D1480538	12,000	D4789130	3,000	E2853594	2,000	E7316066	2,000	G2056053	1,000	G585248(9	2,000	H4249625	5,000	K2980347	6,000	K790195A	1,000	PB11411	5,000
D1482433	6,000	D4796897	3,000	E2871975	3,000	E748087	3,000	G205709(2	2,000	G5859483	2,000	H4263253	1,000	K3027848	2,000	K793574	6,000	PB11412	4,000
D150068	5,000	D4797052	1,000	E2902854	4,000	E749085-6	1,000	G207609	1,000	G5862565	2,000	H4276134	2,000	K3027902	3,000	K794903	24,000	PB11413	4,000
D152377	1,000	D4828691	2,000	E2931153	1,000	E7522561	1,000	G2113081	1,000	G586840	2,000	H436257	1,000	K303008	1,000	K7980787	4,000	PB11596	6,000
D152844-1	1,000	D4838573	3,000	E2937232	5,000	E7653267	2,000	G2139986	2,000	G5906007	2,000	H4415487	2,000	K305764	1,000	K8150613	1,000	PB11600	5,000
D154449	12,000	D487574-6	6,000	E3020466	5,000	E7707685	1,000	G216574-A	1,000	G594084	1,000	H4440112	5,000	K3064107	1,000	K8164223	1,000	PB11639	6,000
D154808-6	1,000	D4899203	5,000	E3028317	3,000	E7738408	3,000	G2233214	1,000	G595110-A	1,000	H4441925	1,000	K318657-1	2,000	K8240213	1,000	PB12310	7,000
D157377-3	139,000	D4912315	1,000	E3047974	2,000	E7763305	1,000	G2266163G	3,000	G596933-5	1,000	H453583	1,000	K3215210	1,000	K832000	4,000	PB12404	3,000
D1630483	2,000	D493761A	1,000	E310885	1,000	E787472	4,000	G228030-1	1,000	G6020177	1,000	H4563184	1,000	K3220613	6,000	K843282-4	1,000	PB12510	2,000
D164498-0	1,000	D4970552	2,000	E3142004	4,000	E7897387	1,000	G2289678	6,000	G6053164	3,000	H456437	1,000	K322067	1,000	K8547831	1,000	PB12542	6,000
D1657446	1,000	D498414	1,000	E3203453	1,000	E8002316	3,000	G230202A	1,000	G6067351 E8395504	7,000	H456690	2,000	K322467-8	1,000	K858693	2,000	PB12656	12,000
D166718	1,000	D5018758	1,000	E324719-9	1,000	E8008128	1,000	G2346779	5,000	G6071359	1,000	H456961	1,000	K323502	1,000	K8606986	1,000	PB13061	7,000
D1695151	1,000	D508198 0	1,000	E3305566	1,000	E8065369	1,000	G2371536	4,000	G6073955	1,000	H457111A	5,000	K3253929	3,000	K8615195	1,000	PB13068	2,000
D1705807	1,000	D509125-0	1,000	E3374975	1,000	E808073	1,000	G242072-3	2,000	G6101460	12,000	H457849	4,000	K325836A	3,000	K8618593	3,000	PB71743	5,000
D1722221 D4585551	7,000	D5094020	1,000	E339884	1,000	E8094822	2,000	G2436662	1,000	G6120678	5,000	H460574-A	2,000	K327434-9	7,000	K8628246	4,000	PCHN14923	7,000
D1746546	1,000	D5142939	12,000	E349744-9	1,000	E8107320	3,000	G247100	6,000	G6123979	3,000	H4624973	1,000	K3301842	1,000	K8677158	1,000	PN53855	12,000
D1763084	2,000	D5182868	2,000	E3534530	1,000	E8152628	1,000	G2506628	1,000	G6129810	1,000	H467934-4	1,000	K336480-1	1,000	K8789304	4,000	PP00275	6,000
D1788001	6,000	D527045 7	1,000	E3546733	3,000	E817559	4,000	G251507-4	2,000	G6132773	2,000	H471475	1,000	K3388794	1,000	K883623A	1,000	PS11041	4,000
D1806174	6,000	D5288585	3,000	E354974(0	6,000	E826446-9	1,000	G2515775	1,000	G6142345	4,000	H4804157	3,000	K3397254	1,000	K8864438	3,000	PS11579	1,000
D1859316	6,000	D5303584	1,000	E356787-0	7,000	E8265554	6,000	G2544120	1,000	G6151026	2,000	H4843691	7,000	K343087(1	1,000	K8869855	1,000	R011216-9	4,000
D1873823	2,000	D532554	1,000	E3578821E	1,000	E8325549	1,000	G2572302	1,000	G6205878	1,000	H4847743	1,000	K3441423	3,000	K892203 9	1,000	R0303398	2,000
D1880307	4,000	D532721-1	1,000	E358030	1,000	E8336850	6,000	G2598670	6,000	G6214435	1,000	H4879580	1,000	K3524698	3,000	K895855	3,000	R087682	2,000
D1934075	2,000	D5339627	3,000	E3646614	1,000	E8370374	1,000	G2668075	1,000	G6218341	3,000	I10815LK	6,000	K352849(9	1,000	K9158049	3,000	R0882053	1,000
D2046351	1,000	D538900-4	1,000	E365819	2,000	E8432698	2,000	G273177A	20,000	G624494/6	6,000	I10816LK	107,000	K355542(9	1,000	K9182179	4,000	R1082387	1,000
D2053862	2,000	D5395713	3,000	E370978	1,000	E8480609	1,000	G2736291	1,000	G6273229	4,000	I10867LK	4,000	K357327	2,000	K919927-6	1,000	R2260971	3,000
D2077214	1,000	D5464065	7,000	E3714490	2,000	E8488472	12,000	G275950-A	2,000	G6287920	3,000	I10871LK	1,000	K3739880	1,000	K929868	1,000	R237510(8	1,000
D208251A	3,000	D546801A	6,000	E3807138	3,000	E8495258	4,000	G2775270	1,000	G6409481	2,000	I10875LK	6,000	K3780708	5,000	K9362126	1,000	R2384557	1,000
D211319	2,000	D551447A	1,000	E381941-1	2,000	E8535799	1,000	G278746	1,000	G6431304	1,000	I10912LK	3,000	K3803643	1,000	K939886	1,000	R261692A	3,000
D2153115	1,000	D551609-A	1,000	E3843533	2,000	E8551255	2,000	G2820802	1,000	G6495086	5,000	I10936LK	4,000	K381257A	3,000	K941262A	6,000	V001013-8	1,000
D219581-0	1,000	D5521212	1,000	E384383	1,000	E856002	7,000	G2832304	1,000	G6499286	1,000	K0021989	3,000	K382155	1,000	K9451978	1,000	V0011614	1,000
D2205468	4,000	D5526346	1,000	E3883675	17,000	E8572546	3,000	G284754	2,000	G655378	2,000	K008280-5	1,000	K3826465	4,000	K9469761	4,000	V0018538	1,000
D2229529	1,000	D5530394	4,000	E397104	4,000	E8620176	1,000	G287419	5,000	G6560465	1,000	K0091677	3,000	K3860922	1,000	K947679	1,000	V002011-7	1,000
D230458	1,000	D553605	1,000	E4016045	1,000	E8660321	5,000	G2906650	4,000	G6560945	1,000	K012697-7	2,000	K3884015	1,000	K9480919	2,000	V004296A	3,000
D2344808	1,000	D5585407	7,000	E4043433	5,000	E8673598	3,000	G2992581	3,000	G659868	5,000	K018803	1,000	K3906264	1,000	K9489568	1,000	V004359	3,000
D235112 A	1,000	D559706	1,000	E4049172	3,000	E869563A	1,000	G299668	1,000	G660685	2,000	K0207918	3,000	K396378	1,000	K951985	1,000	V0166634	1,000
D2351197	4,000	D559961-0	1,000	E4071429	3,000	E8706526	1,000	G3033014	1,000	G668465(2	1,000	K02627713	2,000	K4045254	4,000	K955191	2,000	V019386	1,000
D237535-4	2,000	D5615365	1,000	E410517A	1,000	E8789685	2,000	G306151-4	2,000	G6691462	1,000	K026914A	1,000	K405108	1,000	K957533-2	1,000	V0203807	1,000
D241053-3	2,000	D562924(2	1,000	E4105781	1,000	E880707	2,000	G306810-1	1,000	G670532-3	3,000	K027457-7	6,000	K4110331	1,000	K958823A	2,000	V0214779	3,000
D2445103	2,000	D5674442	1,000	E4106001	1,000	E8846352	1,000	G3087998	1,000	G673644A	3,000	K0281654	2,000	K4119320	3,000	K962356	1,000	V022049-3	1,000
D248589-4	5,000	D568164-3	1,000	E4129656	1,000	E884665(4	1,000	G3150819	1,000	G6819000	1,000	K0316423	1,000	K411971-1	1,000	K969269A	1,000	V023599 7	1,000
D248590-8	5,000	D569830-9	1,000	E4152976	1,000	E888324	1,000	G323167	3,000	G685731(A	2,000	K035995-5	12,000	K4133803	3,000	K9773320	1,000	V032017A	1,000
D248693 9	6,000	D569903-8	1,000	E4177243	1,000	E889334	2,000	G326908	1,000	G6897400 G656147A	1,000	K0365521	3,000	K413650	1,000	K9775528	3,000	V0329401	1,000
D2635896	2,000	D5724393	1,000	E419268	2,000	E892854-5	3,000	G3310557	5,000	G6945787	3,000	K040326	3,000	K4146417	1,000	K977754	1,000	V0416797	2,000
D2642671	12,000	D576219	2,000	E4216818	22,000	E8982914	1,000	G3378194	3,000	G695989	1,000	K0412368	1,000	K4206398	1,000	K9783261	1,000	V042231	1,000
D2668344	1,000	D583239	5,000	E432560-9	1,000	E9012374	3,000	G3418706	1,000	G699242A	5,000	K0437271	1,000	K422326	1,000	K9849750	3,000	W04666832	1,000
D2668824	3,000	D589593-7	1,000	E4344921	3,000	E9053259	1,000	G345721-3	1,000	G7014901	3,000	K0437522	3,000	K4228014	1,000	K9852735	1,000	XD8337633	1,000
D266911-1	1,000	D593966	16,000	E441689-2	4,000	E905476A	4,000	G3503371	1,000	G701586	1,000	K0496790	3,000	K4275276	4,000	L9484015	6,000	XG4765471	16,000
D268216-9	1,000	D5954615	1,000	E4509343	2,000	E9101652	6,000	G3521531	5,000	G702789	1,000	K0571725	4,000	K435088A	5,000	M00185	1,000	Z002999-9	6,000
D268698	2,000	D5997691	1,000	E4513499 K8078637	2,000	E9129387	4,000	G3527971	3,000	G7043553	1,000	K058206-9	1,000	K4365852	1,000	MB01028	6,000	Z0039595	3,000
D2701082	1,000	D6087354	3,000	E453099	1,000	E9148349	1,000	G361646-A	4,000	G710127	1,000	K0588113	2,000	K445765A	1,000	MB01216	1,000	Z006425-9	5,000
D2707811	2,000	D6132112	1,000	E460930	14,000	E9238035	1,000	G3661597	1,000	G7133595	1,000	K0600407	1,000	K447745-6	1,000	MB01335	6,000	Z0118347	3,000
D272610-7	1,000	D614241A	3,000	E4613835	3,000	E932373-6	1,000	G3671452	2,000	G715366-9	1,000	K061495A	5,000	[illegible]	[illegible]				
D2727138	1,000	D622386	24,000	[illegible]	[illegible]														

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5,000	XG4765171	16,000
D268216-9	1,000	D5954615	1,000	E4509343	2,000	E9101652	6,000	G3521531	5,000	G702789	1,000	K0571725	4,000	K435088A	5,000	M00145	1,000	Z002999-9	5,000
D268698	2,000	D5997691	1,000	E4513499 K8078637	2,000	E9129387	4,000	G3527971	3,000	G7043553	1,000	K058206-9	1,000	K4365852	1,000	MB01028	6,000	Z0039595	3,000
D2701082	1,000	D6037334	3,000	E453099	1,000	E9148349	1,000	G361646-A	4,000	G710127	1,000	K0588113	2,000	K445765A	1,000	MB01216	1,000	Z006423-9	5,000
D2707811	2,000	D6132112	1,000	E460930	74,000	E9238038	1,000	G3661597	1,000	G7133595	1,000	K060040(7	1,000	K447745-6	1,000	MB01335	6,000	Z0118347	3,000
D272610-7	1,000	D614241A	3,000	E4613833	3,000	E932373-6	1,000	G3671452	2,000	G715366-9	1,000	K061498A	5,000	K4555325	1,000	MM70480	1,000	Z015261-8	3,000
D2727138	1,000	D622386	24,000	E463850A	1,000	E934987-5	1,000	G367270A	2,000	G803794-8	1,000	K0620009	1,000	K466343	2,000	MS00761	3,000	Z030265	1,000
D2749115	1,000	D625398A	1,000	E4639514	3,000	E940715	1,000	G3710237	6,000	G8121531	1,000	K0624144	5,000	K4727045	1,000	P000386 0	1,000	Z054428-1	1,000
D278389-7	1,000	D6282858	2,000	E4647010	1,000	E9413534	2,000	G3715467	1,000	G8145570	2,000	K066435-9	1,000	K4733223	1,000	P003202A	1,000	Z0563332	1,000
D279909-0	4,000	D6298568	6,000	E464710A	1,000	E9441216	4,000	G380388A	6,000	G8198658	1,000	K0694347	1,000	K4791932	1,000	P021893	4,000	Z070333	2,000
D2800226	1,000	D6411976	30,000	E466436-5	1,000	E9545666	4,000	G3817864	5,000	G820300	2,000	K071060	1,000	K479201	3,000	P027359 0	1,000	Z0873536	3,000
D281468	1,000	D6414886	1,000	E467273 2	2,000	E9602414	6,000	G3858250	6,000	G820494(1	3,000	K0719897	3,000	K4813235	1,000	P0305980	1,000	Z1601602	1,000
D283001-A	1,000	D6431209	1,000	E4684684	2,000	E962163A	1,000	G3870196	1,000	G821843	1,000	K072922-1	3,000	K482303	1,000	P030912	1,000	Z1611934	1,000
D286992	1,000	D6433295	7,000	E471440-0	1,000	E9621648	3,000	G3879657	3,000	G900327	6,000	K074056A	1,000	K484355A	4,000	P049377	1,000	Z1623088	1,000
D2874114	1,000	D6477934	1,000	E472428-7	1,000	E974809-5	5,000	G3880728	1,000	G9006981	1,000	K076408-6	1,000	K488105	1,000	P0862286	2,000	Z1741579	1,000
D287647	1,000	D652568	3,000	E4864151	2,000	E975629-1	1,000	G388862	3,000	G901311-2	1,000	K0774103	6,000	K4921682	1,000	P0871358	5,000	Z1827082	1,000
D288985-5	1,000	D655023	1,000	E4902231	166,000	E976259-4	5,000	G3931209	1,000	G903183-8	1,000	K077482 0	1,000	K4959671	1,000	P0874047	1,000	Z204695-5	1,000
D289492	2,000	D6657339	2,000	E491368 3	1,000	E9768193	1,000	G3940089	3,000	H0107036	1,000	K077557	5,000	K497667 3	1,000	P1036398	1,000	Z232651-6	1,000
D2912806	7,000	D6677410	1,000	E497344	1,000	E979926/9	6,000	G3956872	1,000	H0170919	3,000	K0843954	2,000	K498144	1,000	P1200600	3,000	Z234997 4	1,000
D2943124	3,000	D670057	12,000	E4999340	4,000	E983556-7	1,000	G3987034	2,000	H0188060	4,000	K087454-A	4,000	K5070309	1,000	P1227975	1,000	Z299395	1,000
D295357A	1,000	D692470-1	1,000	E504687-8	6,000	E9907053	3,000	G4002449	2,000	H021322	1,000	K0875740	1,000	K507779	6,000	P125067-5	1,000	Z3034772	1,000
D295358	2,000	D6933484	1,000	E505153	2,000	E9929898	1,000	G4048414	3,000	H0229166	2,000	K0908649	3,000	K5148022	2,000	P1266148	6,000	Z3071074	1,000
D296332-A	6,000	D6941967	1,000	E510712	3,000	E995302	7,000	G4048465	1,000	H0252478	4,000	K0938203	1,000	K515334	1,000	P137182	1,000	Z3213995	1,000
D2989647	2,000	D694386	6,000	E511737	4,000	E997209-2	1,000	G406590-4	1,000	H030291	2,000	K0939412	1,000	K5205565	1,000	P1431602	1,000	Z326205 8	1,000
D307767	1,000	D6966323	3,000	E5166954	7,000	E998047-8	6,000	G4068156	1,000	H0315305	1,000	K094352	1,000	K530100-9	2,000	P14415934	6,000	Z365480(0	1,000
D314839A	1,000	D6992316	6,000	E5223621	4,000	E9988266	4,000	G4074121	1,000	H0338941	1,000	K0977101	1,000	K545213(9	2,000	P153452	2,000	Z366316	2,000
D3167039	1,000	D707311A	4,000	E5281176	1,000	G0025185	1,000	G4119508	1,000	H0391559	3,000	K105663 8	3,000	K5458269	1,000	P1823977	1,000	Z367528-A	1,000
D3198651	2,000	D7073330	2,000	E5285759	3,000	G004995	2,000	G4162306	1,000	H0441246	23,000	K1062174	1,000	K547777	1,000	P185612	1,000	Z374489-3	1,000
D320459	6,000	D7075481	1,000	E5308678	1,000	G008113-1	1,000	G416941-6	1,000	H0446531	1,000	K1117955	1,000	K547848	1,000	P1990490	3,000	Z397252	1,000
D325108-0	1,000	D707878	4,000	E5311423	1,000	G0099030	1,000	G426741-8	1,000	H0558887	4,000	K1118676	1,000	K5497094	2,000	P2357554	1,000	Z404485-2	1,000
D3254659	6,000	D7079266	3,000	E5312918	4,000	G0111472	3,000	G4279785	1,000	H059729	1,000	K1119230	4,000	K554242	1,000	P241410(8	1,000	Z405313	1,000
D3270840	1,000	D750838	3,000	E5320449	1,000	G0234094	1,000	G4305573	4,000	H078090	2,000	K114382	1,000	K554416-5	1,000	P241877(4	1,000	Z407310	1,000
D3301657	2,000	D7521821	1,000	E535054	1,000	G023964	1,000	G440934-4	1,000	H082268	1,000	K115838 4	1,000	K5627621	4,000	P2445801	5,000	Z408277(0	1,000
D3302572	1,000	D7703884	5,000	E535667	3,000	G0244812	1,000	G4420402	1,000	H107195	1,000	K1220187	3,000	K5643961	3,000	P264096	1,000	Z4193726	1,000
D331476-7	1,000	D8126977	3,000	E5359590	3,000	G0153528G	2,000	G444553	1,000	H112519	4,000	K1222163	6,000	K569422(1	6,000	P2657183	2,000	Z4278179	1,000
D334177-2	1,000	D8127426	2,000	E541133-9	2,000	G0289638	4,000	G446583A	6,000	H117523A	7,000	K1225421	3,000	K572946-7	1,000	P275989A	1,000	Z436039-8	2,000
D334598-0	16,000	D8134791	1,000	E5447376	1,000	G0290571	3,000	G448205A	1,000	H1192657	1,000	K125443-A	4,000	K573497	2,000	P283073A	1,000	Z4487061	2,000
D3369537	3,000	D8143790	1,000	E5488838	4,000	G029183-7	2,000	G449358	6,000	H1360185	1,000	K1263994	3,000	K579358	1,000	P2975940	1,000	Z7220999	1,000
D3371140	6,000	D814556	6,000	E557134-4	6,000	G0425647	1,000	G4494600	1,000	H140162-0	2,000	K1296485	1,000	K5793769	3,000	P300003	12,000		
D338388-2	6,000	D816272-8	3,000	E5574912	3,000	G047282	12,000	G4508296	6,000	H144782(5	1,000	K135017A	1,000	K584325	1,000	P303385A	1,000		
D3399150	5,000	D825050	6,000	E5597491	3,000	G0482853	2,000	G4513257	4,000	H1524080	6,000	K143213-3	1,000	K5977622	1,000	P3228219	2,000		
D3453902	3,000	D830307-0	1,000	E560997-A	2,000	G0557292	1,000	G4518070	2,000	H300846	1,000	K145176-6	1,000	K597824	1,000	P3364708	6,000		
D3454682	2,000	D832991-6	2,000	E566040	16,000	G05743236	3,000	G4545175	1,000	H305376A	4,000	K1459341	2,000	K6038603	1,000	P345989	1,000		
D3479480	1,000	D833703	1,000	E5666159	1,000	G0635722	2,000	G454888/3	1,000	H305615-7	1,000	K147657-2	5,000	K6137504	1,000	P347368A	4,000		
D348777 7	6,000	D8378461	1,000	E5675786	2,000	G065283A	17,000	G4573608	1,000	H311358	1,000	K1479385	2,000	K614222	2,000	P3519221	3,000		
D349840A	7,000	D841369-0	17,000	E569442A	2,000	G066257	22,000	G4581554	1,000	H3132856	4,000	K148937-2	1,000	K6152228	3,000	P3638980	12,000		
D3554768	3,000	D8474916	7,000	E570039A	1,000	G0700532	90,000	G4669664	1,000	H314367-A	1,000	K1504428	3,000	K617843A	1,000	P3691504	4,000		

COLLECTION/DESPATCH OF H SHARE CERTIFICATES AND REFUND OF APPLICATION MONIES

H Share certificates in respect of wholly or partially successful applications on **WHITE** application forms, refund cheques in respect of wholly or partially unsuccessful applications and as the Offer Price is determined at lower than HK$4.175 per Offer Share, refund cheques for the surplus application monies (without interest and together with the relevant portion of brokerage fee, SFC transaction levy, investor compensation levy and Stock Exchange trading fee) in respect of applications on **WHITE** and **YELLOW** application forms are expected to be despatched by ordinary post to those entitled at their own risk on Tuesday, 15th June, 2004.

Applicants who have applied on **WHITE** or **YELLOW** application forms for 500,000 Public Offer Shares or more and have indicated in their application forms their wish to collect their refund cheques and where applicable, H Share certificate(s) in person may collect them from Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The time and date of collection of H Share certificates and refund cheques are between 9:00 a.m. and 1:00 p.m. on Tuesday, 15th June, 2004.

Applicants being individuals who opt for personal collection must not authorise any other person to make collection on their behalf. Applicants being corporations which opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' respective chops. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. Uncollected H Share certificates and refund cheques will be despatched by ordinary post at the applicants' own risk to the address specified in the relevant application forms as soon as practicable after the time specified for collection (i.e., 1: 00 p.m. on Tuesday, 15th June, 2004).

H Share certificates will only become valid certificates of title provided that the Share Offer has become unconditional in all aspects and neither of the Underwriting Agreements has been terminated in accordance with its terms, which is expected to be at around 8:00 a.m. on Wednesday, 16th June, 2004.

Refunds in respect of applications through EIPO will be credited to the bank accounts of the relevant CCASS Participants on Tuesday, 15th June, 2004. Applicants can check the amount of refund monies (if any) with their designated CCASS Participants (if they applied through CCASS Broker/Custodian Participants) or through the CCASS Phone System or CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) (if they applied as CCASS Investor Participants) on Tuesday, 15th June, 2004. The Company understands that HKSCC will also make available to CCASS Investor Participants statements showing the amount of refund monies credited to their bank accounts.

DEPOSIT OF H SHARE CERTIFICATES INTO CCASS

For wholly or partially successful applicants using a **YELLOW** application form or through EIPO who are allocated Public Offer Shares in the name of HKSCC Nominees, the allocated Public Offer Shares will be deposited into CCASS for credit to their CCASS Investor Participant stock accounts or their designated CCASS Participants' stock accounts at the close of business on Tuesday, 15th June, 2004 or, under certain contingent situations, on any other date as shall be determined by HKSCC or HKSCC Nominees.

For wholly or partially successful applicants applying through their designated CCASS Broker/ Custodian Participants (other than CCASS Investor Participants), such applicants can check the number of Public Offer Shares allotted to them with that CCASS Participant.

For wholly or partially successful applicants applying as CCASS Investor Participants, such applicants should check this announcement (for applicants through EIPO, they can also check their application results via the CCASS Phone System or CCASS Internet System) and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, 15th June, 2004. Such applicants can check the new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) on Tuesday, 15th June, 2004 (if they have applied through EIPO) or on Wednesday, 16th June, 2004 (if they have applied using **YELLOW** application form). The Company understands that HKSCC will also make available to such applicants activity statements showing the number of Public Offer Shares credited to their CCASS Investor Participant stock accounts.

PLACING

The Directors also announce that the 2,299,000,000 H Shares initially available under the Placing were moderately over-subscribed. As a result of the application of the clawback mechanism, the total number of Placing Shares available under the Placing has been reduced to 2,178,000,000 H Shares. Subject to satisfaction of the conditions set out in the section headed "Structure of the Share Offer" in the Prospectus, all Placing Shares will be allocated in full. The Placing is in compliance with Appendix 6 to the Listing Rules and the Company has been advised that no placee will, individually, hold more than 10% of the enlarged issued share capital of the Company immediately after the Share Offer.

The Company and the Selling Shareholder have granted to the Placing Joint Lead Managers the Over-allotment Option, exercisable by BNP Paribas Peregrine (with the prior consent of MSIL) on behalf of the Placing Joint Lead Managers within 30 days from the last day for lodging applications under the Public Offer (i.e., 9th June, 2004) to require the Company to issue up to an aggregate of 330,000,000 additional H Shares and to require the Selling Shareholder to sell (subject and pursuant to the further approval and authorisation to be issued by SASAC and the NSSF Council respectively) up to an aggregate of 33,000,000 additional H Shares to cover over-allocations in the Placing. If the Over-allotment Option is exercised, a press announcement will be made.

COMMENCEMENT OF DEALINGS

Dealings in the H Shares on the main board of the Stock Exchange are expected to commence at 9:30 a.m. on Wednesday, 16th June, 2004.

By order of the Board
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Hong Kong, 15th June, 2004

As at the date of this announcement, the directors of the Company are Li Kelin, Jia Hongxiang, Li Shaode, Zhang Jianhua, Wang Daxiong, Wang Xiangyun, Hu Hanxiang, Gu Nianzu, Wang Zongxi, and Lam Siu Wai, Steven.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

-B&M.

本公告僅供參考之用，並不構成在香港或任何其他地方收購或購買中海集裝箱運輸股份有限公司(「本公司」)的證券的要約或指派任何人士作出要約的邀請。

香港聯合交易所有限公司及香港中央結算有限公司對本公告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

除本公告另有界定外，本公告所用詞彙與本公司於二零零四年六月四日刊發的招股章程(「招股章程」)所界定的詞語具相同涵義。

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)

配售及公開發售

發售股份數目	:	2,420,000,000股H股 (視乎超額配股權而定)
公開發售股份數目	:	242,000,000股H股 (於回撥調整後)
配售股份數目	:	2,178,000,000股H股 (於回撥調整後及視乎超額配股權而定)
發售價	:	每股發售股份3.175港元 (另加1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費)
每股H股面值	:	人民幣1.00元
股份代號	:	2866

獨家全球協調人兼獨家保薦人

法國巴黎百富勤

聯席建檔人兼聯席牽頭經辦人

法國巴黎百富勤　　　　*摩根士丹利*

概要

- 發售價已定為每股發售股份3.175港元(另加按發售價計算的1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費)。
- 本公司已接獲根據公開發售以白色及黃色申請表格及向香港結算發出電子認購指示(「電子認購指示」)提出的有效申請合共41,787份，合共認購6,436,311,000股H股，相當於公開發售初步可供認購的公開發售股份總數約53.2倍。
- 由於公開發售獲超額認購，因此已採取招股章程「股份發售的架構」一節所述的回撥機制。根據配售初步提呈供認購的合共121,000,000股配售股份，已重新分配至公開發售。由於該等重新分配，共有242,000,000股公開發售股份根據公開發售可供認購，佔股份發售項下的H股總數的10%(並無計入根據超額配股權可予發行的H股)。
- 根據配售初步提呈的2,299,000,000股配售股份適中地獲超額認購。
- 使用白色申請表格認購500,000股以下公開發售股份或認購500,000股或以上公開發售股份的申請人，其未有選擇親身領取的全部或部分成功獲配發公開發售股份的H股股票及有關的退款支票，將於二零零四年六月十五日(星期二)以普通郵遞寄予有關人士，郵誤風險概由其承擔。使用白色申請表格認購500,000股或以上公開發售股份的申請人，其選擇親身領取但未獲領取的H股股票及退款支票，則將於指定領取時間(即二零零四年六月十五日(星期二)下午一時正)後在實際可行情況下盡快以普通郵遞郵寄予有關人士，郵誤風險概由其承擔。
- 對於使用黃色申請表格及透過電子認購指示而全部或部分成功獲配發公開發售股份的申請人，其H股股票預期可於二零零四年六月十五日(星期二)辦公時間結束時，或於若干未能預料的情況下，於香港結算或香港結算(代理人)選擇的其他日期存入中央結算系統，以撥入其中央結算系統投資者戶口持有人股份賬戶或其指定的中央結算系統參與者股份賬戶。
- 就使用黃色申請表格認購500,000股以下公開發售股份或認購500,000股或以上公開發售股份的申請人，其未有選擇親身領取的退款支票將於二零零四年六月十五日(星期二)以普通郵遞寄予有關人士，郵誤風險概由其承擔。使用黃色申請表格認購500,000股或以上公開發售股份的申請人，其選擇親身領取但未獲領取的退款支票，則將於指定領取時間(即二零零四年六月十五日(星期二)下午一時正)後在實際可行情況下盡快以普通郵遞郵寄予有關人士，郵誤風險概由其承擔。

日期存入中央結算系統，以存入其中央結算系統投資者戶口持有人股份賬戶或其指定的中央結算系統參與者股份賬戶，

- 就使用黃色申請表格認購500,000股以下公開發售股份或認購500,000股或以上公開發售股份的申請人，其未有選擇親身領取的退款支票將於二零零四年六月十五日(星期二)以普通郵遞寄予有關人士，郵誤風險概由其承擔。使用黃色申請表格認購500,000股或以上公開發售股份的申請人，其選擇親身領取但未獲領取的退款支票，則將於指定領取時間(即二零零四年六月十五日(星期二)下午一時正)後在實際可行情況下盡快以普通郵遞郵寄予有關人士，郵誤風險概由其承擔。
- 以電子認購指示申請的認購款項的所有退款將於二零零四年六月十五日(星期二)存入有關的中央結算系統參與者指定的銀行賬戶。
- 預期H股將於二零零四年六月十六日(星期三)上午九時三十分開始在聯交所主板買賣。

發售價

發售價已由法國巴黎百富勤及摩根士丹利(代表包銷商)、本公司及售股股東協定為每股發售股份3.175港元(另加按發售價計算的1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費)。

股份發售的淨募集資金(經扣除有關開支及按最終發售價每股發售股份3.175港元計算，以及假設超額配股權最終不獲行使)，估計約為67億港元。

所接獲的申請及公開發售股份的分配

董事欣然宣佈，於二零零四年六月九日(星期三)中午十二時正截止登記時，本公司接獲以白色及黃色申請表格及透過向香港結算發出電子認購指示(「電子認購指示」)提出的有效申請共41,787份，合共認購6,436,311,000股H股，相等於公開發售初步可供認購的公開發售股份總數約53.2倍。

以白色及黃色申請表格及透過電子認購指示提出的有效申請中，共有40,924份有效申請(合共認購1,968,411,000股H股)為每份申請的總認購金額(不包括以最高發售價每股發售股份4.175港元計算的應付1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費)為5,000,000港元或以下的公開發售股份(相等於甲組初步可供配發的公開發售股份總數60,500,000股約32.5倍)，而共有863份有效申請(合共認購4,467,900,000股H股)則為每份申請的總認購金額(不包括以最高發售價每股發售股份4.175港元計算的應付1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費)為5,000,000港元以上的公開發售股份(相等於乙組初步可供配發的公開發售股份總數60,500,000股約73.8倍)。

不按申請表格所訂明的金額或不按其所載指示提出的申請已被拒絕受理。並無發現認購超過公開發售項下初步可供認購的甲組或乙組股100%以上(即60,500,000股H股以上)的申請。

由於公開發售出現大幅超額認購情況，因此已採取招股章程「股份發售的結構」一節所述的回撥機制。原本根據配售初步提呈供認購的合共121,000,000股配售股份已重新分配至公開發售。由於該等重新分配，根據公開發售共提呈242,000,000股H股供認購，佔根據股份發售初步可供認購的H股總數的10%，而根據配售提呈供認購的配售股份總數已減少至2,178,000,000股H股，佔根據股份發售初步可供認購的H股總數的90%。根據公開發售提呈的H股將按下文「配發基準」一段所列的基準有條件配發。

董事確認，並無向本公司關連人士(定義見上市規則)的申請人配發任何發售股份。保薦人及包銷商亦無為本身利益認購股份發售項下之任何H股。

配發基準

公眾人士以白色及黃色申請表格及透過電子認購指示提出的有效申請，將按以下基準有條件配發：

所申請的公開發售股份數目	已收申請表格數目	配發／抽籤基準	所申請認購的公開發售股份總數中獲配發的概約百分比 (%)
甲組：			
1,000	6,844	1,711份申請的其中416份獲配發1,000股股份	24.31%
2,000	6,106	6,106份申請的其中2,839份獲配發1,000股股份	23.25%
3,000	2,809	2,809份申請的其中1,871份獲配發1,000股股份	22.20%
4,000	1,944	1,944份申請的其中1,649份獲配發1,000股股份	21.21%
5,000	3,070	1,000股股份，另加3,070份申請的其中31份獲額外配發1,000股股份	20.20%
6,000	1,290	1,000股股份，另加645份申請的其中98份獲額外配發1,000股股份	19.20%
7,000	557	1,000股股份，另加557份申請的其中153份獲額外配發1,000股股份	18.21%
8,000	838	1,000股股份，另加838份申請的其中315份獲額外配發1,000股股份	17.20%
9,000	481	1,000股股份，另加481份申請的其中220份獲額外配發1,000股股份	16.19%
10,000	5,768	1,000股股份，另加5,768份申請的其中2,999份獲額外配發1,000股股份	15.20%
20,000	2,568	2,000股股份，另加856份申請的其中719份獲額外配發1,000股股份	14.20%
30,000	1,354	3,000股股份，另加1,354份申請的其中1,219份獲額外配發1,000股股份	13.00%
40,000	563	4,000股股份，另加563份申請的其中450份獲額外配發1,000股股份	12.00%
50,000	1,043	5,000股股份，另加1,043份申請的其中522份獲額外配發1,000股股份	11.00%
60,000	313	6,000股股份	10.00%
70,000	255	6,000股股份，另加255份申請的其中77份獲額外配發1,000股股份	9.00%
80,000	259	6,000股股份，另加259份申請的其中104份獲額外配發1,000股股份	8.00%
90,000	135	6,000股股份，另加135份申請的其中41份獲額外配發1,000股股份	7.00%
100,000	1,667	6,000股股份，另加1,667份申請的其中834份獲額外配發1,000股股份	6.50%
200,000	913	12,000股股份	6.00%
300,000	623	16,000股股份，另加623份申請的其中312份獲額外配發1,000股股份	5.50%
400,000	222	20,000股股份	5.00%
500,000	475	22,000股股份，另加475份申請的其中238份獲額外配發1,000股股份	4.50%
600,000	122	24,000股股份	4.00%
700,000	91	24,000股股份，另加91份申請的其中46份獲額外配發1,000股股份	3.50%
800,000	84	24,000股股份	3.00%
900,000	60	26,000股股份，另加20申請的其中11份獲額外配發1,000股股份	2.95%
1,000,000	363	29,000股股份，另加363份申請的其中109份獲額外配發1,000股股份	2.93%
1,100,000	107	32,000股股份，另加107份申請的其中25份獲額外配發1,000股股份	2.93%
	40,924		
乙組：			
1,200,000	51	34,000股股份，另加51份申請的其中44份獲額外配發1,000股股份	2.91%
1,300,000	18	37,000股股份，另加18份申請的其中13份獲額外配發1,000股股份	2.90%
1,400,000	25	40,000股股份，另加25份申請的其中13份獲額外配發1,000股股份	2.89%
1,500,000	37	43,000股股份，另加37份申請的其中13份獲額外配發1,000股股份	2.89%
1,600,000	13	46,000股股份，另加13份申請的其中1份獲額外配發1,000股股份	2.88%

第二頁

所申請的公開發售股份數目	已收申請表格數目	配發／抽籤基準	所申請認購的公開發售股份總數中獲配發的概約百分比 (%)
1,700,000	14	48,000股股份，另加7份申請的其中6份獲額外配發1,000股股份	2.87%
1,800,000	18	51,000股股份，另加3份申請的其中2份獲額外配發1,000股股份	2.87%
1,900,000	4	54,000股股份，另加2份申請的其中1份獲額外配發1,000股股份	2.87%
2,000,000	142	57,000股股份，另加71份申請的其中14份獲額外配發1,000股股份	2.86%
2,200,000	21	62,000股股份，另加21份申請的其中17份獲額外配發1,000股股份	2.85%
2,400,000	36	68,000股股份，另加18份申請的其中7份獲額外配發1,000股股份	2.85%
2,600,000	28	73,000股股份，另加28份申請的其中27份獲額外配發1,000股股份	2.84%
2,800,000	14	79,000股股份，另加2份申請的其中1份獲額外配發1,000股股份	2.84%
3,000,000	58	85,000股股份，另加58份申請的其中3份獲額外配發1,000股股份	2.84%
3,200,000	7	90,000股股份，另加7份申請的其中4份獲額外配發1,000股股份	2.83%
3,400,000	9	96,000股股份	2.82%
3,600,000	7	101,000股股份，另加7份申請的其中4份獲額外配發1,000股股份	2.82%
3,800,000	9	107,000股股份	2.82%
4,000,000	49	112,000股股份，另加49份申請的其中20份獲額外配發1,000股股份	2.81%
4,200,000	3	117,000股股份，另加3份申請的其中2份獲額外配發1,000股股份	2.80%
4,400,000	2	123,000股股份	2.80%
4,600,000	10	128,000股股份，另加5份申請的其中3份獲額外配發1,000股股份	2.80%
4,800,000	26	133,000股股份，另加13份申請的其中12份獲額外配發1,000股股份	2.79%
5,000,000	50	139,000股股份，另加50份申請的其中13份獲額外配發1,000股股份	2.79%
5,200,000	4	144,000股股份，另加2份申請的其中1份獲額外配發1,000股股份	2.78%
5,400,000	4	149,000股股份，另加4份申請的其中3份獲額外配發1,000股股份	2.77%
5,600,000	3	155,000股股份	2.77%
5,800,000	4	160,000股股份，另加4份申請的其中1份獲額外配發1,000股股份	2.76%
6,000,000	21	165,000股股份，另加21份申請的其中13份獲額外配發1,000股股份	2.76%
6,200,000	2	171,000股股份	2.76%
6,400,000	2	176,000股股份	2.75%
6,600,000	2	181,000股股份	2.74%
6,800,000	2	186,000股股份，另加2份申請的其中1份獲額外配發1,000股股份	2.74%
7,000,000	12	191,000股股份，另加12份申請的其中5份獲額外配發1,000股股份	2.73%
7,200,000	3	196,000股股份，另加3份申請的其中2份獲額外配發1,000股股份	2.73%
7,400,000	1	202,000股股份	2.73%
7,600,000	6	206,000股股份，另加3份申請的其中2份獲額外配發1,000股股份	2.72%
7,800,000	5	211,000股股份，另加5份申請的其中4份獲額外配發1,000股股份	2.72%
8,000,000	18	216,000股股份，另加9份申請的其中7份獲額外配發1,000股股份	2.71%
8,500,000	5	230,000股股份	2.71%
9,000,000	10	243,000股股份	2.70%
9,500,000	4	256,000股股份	2.69%
10,000,000	22	269,000股股份	2.69%
10,500,000	2	282,000股股份	2.69%
11,000,000	3	294,000股股份，另加3份申請的其中2份獲額外配發1,000股股份	2.68%
11,500,000	2	307,000股股份，另加2份申請的其中1份獲額外配發1,000股股份	2.67%
12,000,000	12	320,000股股份，另加12份申請的其中5份獲額外配發1,000股股份	2.67%
12,500,000	1	333,000股股份	2.66%
13,000,000	2	346,000股股份	2.66%
14,000,000	3	371,000股股份，另加3份申請的其中2份獲額外配發1,000股股份	2.65%
14,500,000	3	384,000股股份，另加3份申請的其中1份獲額外配發1,000股股份	2.65%
15,000,000	8	396,000股股份，另加4份申請的其中3份獲額外配發1,000股股份	2.65%
16,000,000	1	422,000股股份	2.64%
16,500,000	2	435,000股股份	2.64%
17,000,000	1	447,000股股份	2.63%
18,000,000	1	473,000股股份	2.63%
18,500,000	1	485,000股股份	2.62%
20,000,000	3	523,000股股份	2.62%
20,500,000	2	535,000股股份	2.61%
21,000,000	1	547,000股股份	2.60%
21,500,000	1	559,000股股份	2.60%
22,500,000	1	584,000股股份	2.60%
23,000,000	1	596,000股股份	2.59%
23,500,000	3	607,000股股份，另加3份申請的其中1份獲額外配發1,000股股份	2.58%
24,000,000	1	619,000股股份	2.58%
25,000,000	1	644,000股股份	2.58%
25,500,000	2	655,000股股份，另加2份申請的其中1份獲額外配發1,000股股份	2.57%
26,000,000	1	667,000股股份	2.57%
27,000,000	2	691,000股股份	2.56%
28,000,000	2	715,000股股份，另加2份申請的其中1份獲額外配發1,000股股份	2.56%
28,500,000	1	727,000股股份	2.55%
29,000,000	1	738,000股股份	2.54%

			[illegible]
27,000,000	2	691,000股股份	2.56%
28,000,000	2	715,000股股份，另加2份申請的其中1份獲額外配發1,000股股份	2.56%
28,500,000	1	727,000股股份	2.55%
29,000,000	1	738,000股股份	2.54%
29,500,000	1	749,000股股份	2.54%
30,000,000	3	760,000股股份，另加3份申請的其中2份獲額外配發1,000股股份	2.54%
31,000,000	1	784,000股股份	2.53%
33,500,000	1	846,000股股份	2.53%
35,500,000	1	895,000股股份	2.52%
36,000,000	6	902,000股股份	2.51%
46,000,000	1	1,152,000股股份	2.50%
50,000,000	2	1,248,000股股份	2.50%
60,500,000	1	1,509,000股股份	2.49%
	863		

以白色申請表格提出有效申請的結果

以下為使用白色申請表格提出申請並獲接納的申請人的身份證明文件編號(如有提供)及將有條件配發予彼等的公開發售股份數目：

身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目
01992862	6,000	610744431	1,000	A1357568	1,000	A2451428	1,000	A3469932	1,000	A4783339	1,000	A5568547	3,000	A6652843	7,000	A7123194	2,000	A7665191	2,000
03576115	217,000	611060779	4,000	A1375647	2,000	A2478407	2,000	A3483048	1,000	A478761A	1,000	A5599515	1,000	A6657039	1,000	A7132401 B9419131	2,000	A7665604	6,000
03576115	7,000	611484949	1,000	A1381469	3,000	A2490504	1,000	A3499947	1,000	A4788551	1,000	A5608573	12,000	A6662857	1,000	A7142784	1,000	A7665876	3,000
03576115	7,000	611588828	1,000	A1407905	1,000	A2497576 A7448468	3,000	A3508547	7,000	A4804271	1,000	A5611248	1,000	A6665104	1,000	A7147476	1,000	A7668158	1,000
03576115	3,000	611627915	1,000	A1418931	1,000	A2509191	1,000	A353839A	7,000	A4805782	1,000	A5612805	1,000	A6669525	6,000	A7151856	1,000	A7679745	1,000
03576115	20,000	611816021	1,000	A1419512	2,000	A2523054	4,000	A3538780	5,000	A4817314	1,000	A5612813	1,000	A6674847	1,000	A7160715	1,000	A7682525	1,000
03576115	20,000	611879311	1,000	A1427353	2,000	A2531820	1,000	A3541536	1,000	A4820404	1,000	A5614735	1,000	A6687183	7,000	A7168287	4,000	A7682762	1,000
03576115	269,000	611912877	22,000	A1439173	1,000	A2537028	1,000	A3541943	3,000	A4824787	3,000	A562286A	1,000	A6691695	1,000	A7171172	2,000	A7688191	2,000
03576115	12,000	612120134	1,000	A1462809	1,000	A2548456	3,000	A3576976	3,000	A482860A	6,000	A5625222	2,000	A6714091	1,000	A7185130	1,000	A7688450	1,000
03576115	101,000	620393938	1,000	A1481722	1,000	A2552216	1,000	A3583158	1,000	A4833158	1,000	A5628957	2,000	A6717570	1,000	A7197686	1,000	A7702623	5,000
03576115	17,000	704373046	1,000	A1507063	5,000	A2561622	1,000	A3595814	3,000	A4843730	2,000	A5639354	1,000	A6727207	1,000	A7204194	1,000	A7711916	1,000
03576115	85,000	704373047	1,000	A1507586	1,000	A2569682	1,000	A3636081	2,000	A4859157	2,000	A5639592	1,000	A6734998	1,000	A7209390	1,000	A7717175	7,000
03576115	85,000	704373048	1,000	A1515295	4,000	A2578037	1,000	A3644564	1,000	A4869268	2,000	A5663132	57,000	A6737032	23,000	A7218977	1,000	A7718155	1,000
03576115	85,000	91910046	1,000	A1520795	1,000	A2586463	1,000	A3662503	1,000	A4883945	1,000	A5690989	1,000	A6739299	1,000	A722182A	2,000	A7720818	1,000
03576115	85,000	A0016236	1,000	A1535296	1,000	A2587648	1,000	A3665669	1,000	A4884321	1,000	A5692701	1,000	A6749014	1,000	A722358A	1,000	A7736153	4,000
03576115	58,000	A0079750	3,000	A1546433	1,000	A2613088	1,000	A3670204	1,000	A4891824	5,000	A5705560	2,000	A675168A	4,000	A7225590	1,000	A7744377	2,000
03576115	57,000	A0080503	1,000	A1553405	1,000	A2615145	1,000	A3680730	1,000	A4916010	6,000	A5719782	1,000	A6755308	1,000	A7227666	1,000	A7755751	1,000
03576115	24,000	A0087176	1,000	A1568852	1,000	A2631256	2,000	A3680749	1,000	A4916029	6,000	A5729834	1,000	A6757637	7,000	A7230586	1,000	A7760305	1,000
03576115	35,000	A0138617	1,000	A1592672	1,000	A2653950	7,000	A3689339	1,000	A4956608	1,000	A573451A	1,000	A6759451	2,000	A7233119	1,000	A776837	2,000
03576115	63,000	A0153772	1,000	A1605065	1,000	A2667242	1,000	A3690264	2,000	A4965895	1,000	A5762475	1,000	A677261A	1,000	A7234484	1,000	A778178A	1,000
03714224	23,000	A0159940	1,000	A1618760	1,000	A2669598	1,000	A3711520	2,000	A497083A	5,000	A5773418	6,000	A6774558	2,000	A7275938	1,000	A7790409	7,000
04279079	29,000	A0185674	3,000	A1629886	1,000	A2681040	1,000	A3715909	1,000	A5001520	6,000	A578441A	1,000	A6774728	1,000	A7281199	5,000	A7796904	2,000
04279079	23,000	A0208372	1,000	A1637234	2,000	A2711268	3,000	A3718134	1,000	A5004449	1,000	A5786137	1,000	A6777867	2,000	A728211A	1,000	A7801621	1,000
04279079	57,000	A0249508	1,000	A1637242	1,000	A2712043	1,000	A3718401	1,000	A5004457	1,000	A5814882	1,000	A6781376	33,000	A7282349 H3994165	1,000	A7802709	5,000
05042693	24,000	A0288333	2,000	A1650982	22,000	A2736597	6,000	A3727230	5,000	A5009394	1,000	A5834360	1,000	A6792726	1,000	A7295009	1,000	A7804167	3,000
06402551	1,000	A0313478	2,000	A165547A	2,000	A2761796	1,000	A372939A	6,000	A5011763	1,000	A5856828	1,000	A6800680	1,000	A7296668	2,000	A7806801	1,000
06402551	1,000	A0365648	1,000	A1658746	1,000	A2766259	1,000	A373038A	1,000	A5014193	1,000	A5871045	1,000	A6801008	1,000	A730265A	1,000	A780955A	1,000
06402551	1,000	A0374728	1,000	A1660309	1,000	A277250A	2,000	A373203A	1,000	A5025721	1,000	A5904806	1,000	A6803167	1,000	A7307481	1,000	A7814286	1,000
06402551	1,000	A0406034	4,000	A1695617	1,000	A2782475	1,000	A378983A	1,000	A5032698	1,000	A5915891	2,000	A6806298	1,000	A7309026	23,000	A7816491	1,000
06402551	1,000	A0417664	1,000	A1701145	1,000	A279838A	1,000	A3804782	3,000	A5036723	1,000	A5922316	1,000	A681584A	2,000	A7309859	1,000	A7820340	1,000
06402551	1,000	A0438602	1,000	A1701773	2,000	A2804789	1,000	A3836838	1,000	A5041808	4,000	A5928292	1,000	A682444A	1,000	A7313716	1,000	A7820553	2,000
06402551	1,000	A0483896	1,000	A1705884	1,000	A2815527	2,000	A3874063	3,000	A5052281	1,000	A5941051	1,000	A6830377	2,000	A7315832	2,000	A7826977	2,000
06402551	1,000	A0530770	1,000	A1732938	3,000	A2823988	1,000	A3875477	3,000	A5058565	1,000	A594106A	1,000	A6838580	1,000	A731772A	1,000	A7828260	1,000
06402551	1,000	A0546278	1,000	A1762373	6,000	A2827169	3,000	A3887866	1,000	A5063003	3,000	A5957780	1,000	A6839668	1,000	A7321794	1,000	A7831520	1,000
06402551	1,000	A0548025	1,000	A1762764	7,000	A2868949	2,000	A391989A	2,000	A5070182	1,000	A5974286	2,000	A6839951	20,000	A732646A	1,000	A7832691	3,000
06402551	1,000	A0564569	1,000	A1762772	5,000	A2883689	1,000	A3927795	3,000	A5087662	1,000	A5976238	2,000	A6848276	1,000	A7330300	1,000	A7848571	1,000
06402551	1,000	A0566600	7,000	A1765208	5,000	A2890383	1,000	A3939815	5,000	A5097897	1,000	A5991369	1,000	A6849876	5,000	A7344654	23,000	A7856000	3,000
06402551	1,000	A0569774	1,000	A181263A	3,000	A2895636	1,000	A394732A	1,000	A5102432	1,000	A6005988	2,000	A6850009	2,000	A7345782	1,000	A7856221	1,000
06402551	1,000	A0569960	4,000	A1821612	1,000	A2919640	4,000	A3954873	1,000	A5126315	1,000	A6009819	1,000	A6861930	2,000	A7353904	2,000	A7865336	2,000
06402551	1,000	A0626786	5,000	A1827572	1,000	A2937134	1,000	A3969102	1,000	A5129977	2,000	A6023684	2,000	A6863038	1,000	A7363330	1,000	A7887356	1,000
06402551	1,000	A0652752	2,000	A1843055	2,000	A2945862	2,000	A3971573	1,000	A5131289	1,000	A6024982	1,000	A6891651	3,000	A7368286	1,000	A7890098	5,000
06997516	1,000	A0688919	1,000	A1845759	1,000	A2946648	1,000	A397260A	1,000	A513198A	1,000	A6039017	6,000	A6896092	1,000	A7372348	1,000	A789283A	1,000
08567626	44,000	A0700706	1,000	A185300A	5,000	A2951919	1,000	A3973118	1,000	A5147258	1,000	A604360A	1,000	A690415A	23,000	A7387302	1,000	A7893747	2,000
08661410	1,000	A0702911	7,000	A1862475	3,000	A2954411	1,000	A399431A	6,000	A5175537	4,000	A6070348	1,000	A6914503	2,000	A7392896	1,000	A7905753	1,000
10692952	6,000	A0713409	2,000	A1879467	1,000	A2964603	1,000	A4014513	6,000	A5175553	4,000	A6077784	1,000	A6921623	1,000	A7397170	1,000	A7915511	3,000
11666372	4,000	A0727965	2,000	A1882506	1,000	A2965294	3,000	A4054450	1,000	A5175561	5,000	A6091884	1,000	A6926218	1,000	A7399203	2,000	A792135A	1,000
12558540	2,000	A0730052	1,000	A1888385	1,000	A2972630	1,000	A4077965	7,000	A5180468	1,000	A6110153	1,000	A6926498	2,000	A7413923	4,000	A7921538	2,000
13830030	1,000	A0737405	1,000	A1945389	1,000	A297644A	7,000	A4079801	1,000	A5199436	3,000	A6123719	1,000	A692987A	1,000	A742206A	1,000	A792216A	1,000
143996276	2,000	A0781943	4,000	A1953373	2,000	A2978582	2,000	A4081245	1,000	A5201295	1,000	A6146972	2,000	A6932617	6,000	A7433592	6,000	A7923409	3,000
149499417	57,000	A0783369	1,000	A1967471	3,000	A2987883	2,000	A4100835	2,000	A5203476	1,000	A6165705	1,000	A6937570	1,000	A7436729	1,000	A7925789	1,000
15323215	12,000	A0788158	1,000	A1976527	1,000	A2995193	1,000	A4111926	1,000	A5203875	1,000	A6183835 E9625228	1,000	A6938976	2,000	A7443520	1,000	A7953960	1,000
15954644	3,000	A0792880	1,000	A2003336	1,000	A3005340	3,000	A4113740	2,000	A5212467	1,000	A6188209	1,000	A6940091	2,000	A7444977	1,000	A7965969	1,000
16706745	1,000	A079431A	1,000	A2014079	2,000	A3021036	1,000	A4123940	1,000	A5235548	2,000	A6188837	3,000	A6946529	1,000	A7446651	2,000	A7967589	1,000
16706745	1,000	A0795111	3,000	A2018903	1,000	A3045385	4,000	A4197715	1,000	A525318A	1,000	A6194284	4,000	A6954025	6,000	A744666A	2,000	A7968364	3,000
16706745	1,000	A0836292	2,000	A2028444	1,000	A3052853	1,000	A4208989	6,000	A5264742	1,000	A6204778	2,000	A6959639	1,000	A746837A	1,000	A7970121 E7336571	4,000
17142768	1,000	A0837760	1,000	A2032638	1,000	A3084135	1,000	A4220342	1,000	A5285251	1,000	A6207890	1,000	A6965418	2,000	A7487862	1,000	A7971217	1,000
18025028	1,000	A0887318	5,000	A2035211	1,000	A3095862	2,000	A4252805	3,000	A5301591	1,000	A6218728	1,000	A6967445	1,000	A7492637	4,000	A7971616	2,000
18504880	4,000	A0905413	1,000	A2053422	2,000	A3096495	1,000	A4265036	1,000	A5305856	1,000	A6233751	7,000	A6984528	3,000	A7497132	1,000	A7976103 A9197748	1,000
20052354	3,000	A0927700	1,000	A2060216	6,000	A3100467	1,000	A4269910	1,000	A5308219	1,000	A6247841	1,000	A6987640	2,000	A7498295	6,000	A7976766	1,000
20178879	7,000	A0978704	1,000	A2060879	12,000	A3112228	2,000	A4320207	1,000	A531104A	1,000	A6249135	1,000	A6995694	7,000	A7502020	1,000	A7981131	2,000
20178887	1,000	A1011394	1,000	A2065706	2,000	A3114980	1,000	A4324725	1,000	A5311821	1,000	A6263286	37,000	A699941A	2,000	A7502128	1,000	A7983010	1,000
21727033	1,000	A109690A	2,000	A2066532	6,000	A3129023	6,000	A4336804	1,000	A5319075	2,000	A6266498	17,000	A7009480	6,000	A7503531	3,000	A7986389	3,000
21949205	1,000	A1103418	1,000	A2083437	1,000	A3143271	3,000	A4361787	3,000	A5330257	1,000	A6266552	1,000	A7014662	1,000	A751231A	1,000	A7995388	1,000
22289856	3,000	A1122668	1,000	A2115665	3,000	A3146378	1,000	A4373696	1,000	A5342689	6,000	A6268849	12,000	A7014921	6,000	A7517052	2,000	A8007678	1,000
2419992	1,000	A1135824	1,000	A2134759	24,000	A3155563	2,000	A4382687	1,000	A5344851	2,000	A6282582	1,000	A7017645	1,000	A7548748	7,000	A8011128	24,000
30781969	5,000	A1154918	1,000	A2139068	7,000	A3175181	1,000	A4392313	1,000	A5361071	12,000	A6293320	1,000	A7018412	5,000	A755196A	4,000	A8021083	1,000
31242914	12,000	A1185732	2,000	A2157759	7,000	A318234A	1,000	A4394480	1,000	A5370844	1,000	A6296265	2,000	A7023696	4,000	A7554144	6,000	A8023908	1,000
32598441	1,000	A1185740	1,000	A2199702	1,000	A3185004	1,000	A4409402	1,000	A5371638	1,000	A6325745	1,000	A7023815	1,000	A7569001	1,000	A8026486	1,000
33003576	1,000	A1200014	3,000	A220837A	2,000	A3195131	1,000	A4410893	1,000	A5372235	4,000	A6333837	1,000	A7028906	1,000	A7570484	6,000	A8027865	1,000
33450822	1,000	A1200022	3,000	A2214434	1,000	A3198416	1,000	A4427850	2,000	A5388522	6,000	A6380428	1,000	A7033233	6,000	A7573211	1,000	A8034845	1,000
33902049	1,000	A1225963	1,000	A2226483	1,000	A3227726	2,000	A4431831	1,000	A5405672	1,000	A6405552	3,000	A7033284	1,000	A7575788	1,000	A8042201	2,000
33902049	1,000	A1248157	1,000	A224967A	6,000	A3241842	1,000	A4466511	3,000	A5419207	6,000	A6414241	1,000	A7038510	1,000	A7580706	1,000	A8047807	1,000
33902049	1,000	A1250526	1,000	A2268070	1,000	A3262920	1,000	A4513668	1,000	A5423670	1,000	A6457447	1,000	A7047269	1,000	A7590760	1,000	A804798A	6,000
33902049	1,000	A1250550	1,000	A2268259	2,000	A3277073	1,000	A4522667	1,000	A5450953	6,000	A6457749	2,000	A7055253	1,000	A7599660	1,000	A8049877	1,000
33902049	1,000	A1253312	1,000	A2275794	2,000	A3342703	1,000	A4533332	1,000	A5501132	6,000	A645992A	3,000	A7057000	1,000	A7602327	2,000	A8061133	1,000
33902049	1,000	A1255404	2,000	A2288199	1,000	A3368133	1,000	A456422A	1,000	A5501817	6,000	A6472004	1,000	A705947A	1,000	A7602599	1,000	A8062741	1,000
33902049	1,000	A1259094	1,000	A229988A	6,000	A3377884	1,000	A4566893	1,000	A5512770	1,000	A6480821	1,000	A7071763	7,000	A762164A	7,000	A8063594	6,000
33902049	1,000	A1262486	3,000	A2321141	1,000	A3388010	2,000	A4598876	3,000	A5515400	1,000	A6510909	3,000	A7072182	2,000	A7627982	3,000	A8072933	1,000
33902049	1,000	A1267119	1,000	A2323721	2,000	A3398407	2,000	A4603357	6,000	A5523004	2,000	A6517431	1,000	A7074924	1,000	A7628911	1,000	A8084346	1,000
33902049	1,000	A126733A	1,000	A2352179	2,000	A3411896	3,000	A467131A	1,000	A5527425	1,000	A6517635	2,000	A7080467 A6493932	3,000	A7630762	1,000	A8088910	1,000
33902049	1,000	A1273828	2,000	A2353782	3,000	A3418106	1,000	A4671328	1,000	A5536505	1,000	A6523075	1,000	A7083532	6,000	A7632587	2,000	A8093930	1,000
33902049	1,000	A1275928	1,000	A2373044	1,000	A343828A	1,000	A4732432	1,000	A5536831	1,000	A6539982	2,000	A7083591	1,000	A7634695	2,000	A809709A	1,000
33902049	1,000	A1302054	1,000	A239002A	1,000	A3438298	1,000	A4736659	2,000	A5540693	3,000	A6592263	1,000	A7084903	1,000	A7635144	1,000	A8119948	1,000
33902049	1,000	A1307277	1,000	A2393789	1,000	A343943A	1,000	A4763206	2,000	A5544737	1,000	A6594142	3,000	A7094747	1,000	A7641888	2,000	A8120423	4,000
34432586	1,000	A1307463	1,000	A2401692	1,000	A3446819	2,000	A4766434	1,000	A5555291	3,000	A659696A	1,000	A7103142	3,000	A764464A	3,000	A8121861	6,000
380124	22,000	A1307471	1,000	A2406929	7,000	A3456180	1,000	A4774860	2,000	A5556484	2,000	A6601130	4,000	A7108993	1,000	A7647185	1,000	A8122035	5,000
4213664	3,000	A1349611	1,000	A244071A	1,000	A3463098	2,000	A4781832	1,000	A5567044	2,000	A6620410	2,000	A7115264	1,000	A7650178	1,000	A8126707	17,000
5570784	1,000	A1356952	1,000	A2448664	1,000	A3469924	2,000	A4783320	1,000	A5567370	5,000	A664672A	2,000	A7115426	2,000	A765713A	1,000	A8128203	1,000

第三頁

身份證明文件號碼	獲有條件配發的公開發售股份數目
A8129889	1,000
A8130364	3,000
A8136702	3,000
A8138748	3,000
A8144241	1,000
A8146821	1,000
A8149480	2,000
A8151582	1,000
A8152635	1,000
A8163971	6,000
A8168752	2,000
A8170870	1,000
A8170919	1,000
A8173098	1,000
A8178057	1,000
A8178545	1,000
A8179991	3,000
A8182143	1,000
A8193862	1,000
A8194885	12,000
A8196896	2,000
A8206913	1,000
A8209009	1,000
A8209440	7,000
A8219519	1,000
A822797A	6,000
A8237665	6,000
A8237673	1,000
A8239358	1,000
A8254691	2,000
A8258387	1,000
A8259359	1,000
A8266940	2,000
A8268102	4,000
A8270875	1,000
A8278442	3,000
A8291325	1,000
A8294669	5,000
A8294677	3,000
A8305903	1,000
A8309682	17,000
A8311350	3,000
A8319866	2,000
A8323235	2,000
A8325610	1,000
A8327109	1,000
A8334679	6,000
A833685A	1,000
A8338402	2,000
A8339476	3,000
A8347460	1,000
A8350607	1,000
A8354688	1,000
A8355900	6,000
A8359000	12,000
A8371248	1,000
A8379133	2,000
A8381405	1,000
A8384897	4,000
A8390110	4,000
A8392030	1,000
A8396356	1,000
A8405916	1,000
A840815A	2,000
A8416462	1,000
A8420311	1,000
A8423043	1,000
A8424708	2,000
A8426069	3,000
A8428118	1,000
A8431380	1,000
A8432646	1,000
A8434592	1,000
A8437427	1,000
A8443729	1,000
A8444164	6,000
A8444326	1,000
A8448356	1,000
A846663A	1,000
A8468128	1,000
A8472494	1,000
A8472761	1,000
A8475043	1,000
A8476937	1,000
A8480845	1,000
A8482058	1,000
A8491707	1,000
A8496415	1,000
A8498248	1,000
A849885A	2,000
A8502067	1,000
A8508189	3,000
A8515487	1,000
A8522246	2,000
A8530559	2,000
A8534279	1,000
A8540430	1,000
A8540619	6,000
A8548059	3,000
A8556701	1,000
A8563090	1,000
A8563511	1,000
A8568742	1,000
A8578845	2,000
A8581102	2,000
A8581501	7,000
A8591159	4,000
A8591809	1,000
A859221A	2,000
A8599338	1,000
A8600514	2,000

身份證明文件號碼	獲有條件配發的公開發售股份數目
A9034342	1,000
A9037015	1,000
A9043066	1,000
A9043376	1,000
A9051174	1,000
A9055625	2,000
A9055641	2,000
A9076789	1,000
A9088361	1,000
A9093284	4,000
A9095503	6,000
A9099886	1,000
A9101759	1,000
A9103085	1,000
A9104197	6,000
A9104367	1,000
A9114087	1,000
A9117760	6,000
A9118465	1,000
A9119437	4,000
A9120141	12,000
A9121814	1,000
A9123612	1,000
A9123779	1,000
A9131828	1,000
A9135696	1,000
A9137737	3,000
A9144105	2,000
A9144962	2,000
A9154933	1,000
A9159692	1,000
A9167156	1,000
A9183755	1,000
A9199112	7,000
A9205910	5,000
A920602A	6,000
A9211775	1,000
A9214723	7,000
A9215797	3,000
A9222629	6,000
A9230877	6,000
A9237219	1,000
A9241402	1,000
A9244193	1,000
A9246730	2,000
A9251157	6,000
A9252625	1,000
A9256469	1,000
A9260407	6,000
A9270275	1,000
A9276079	1,000
A927825A	1,000
A9279752	1,000
A9280041	2,000
A9280513	1,000
A9286325	1,000
A9288247	1,000
A929459A	1,000
A9296452	1,000
A9301189	1,000
A930854A	1,000
A9311095	2,000
A9311753	4,000
A9316410	24,000
A9321759	1,000
A9323816	1,000
A9332564	1,000
A9333560	1,000
A9335121	1,000
A9343450	1,000
A9354061	1,000
A9356137	1,000
A9361270	2,000
A9362250	2,000
A936346A	1,000
A9365454	1,000
A9369123	6,000
A9374879	1,000
A9383045	4,000
A9383584	1,000
A9389043	1,000
A9403739	1,000
A9403966	1,000
A9410395	1,000
A941286A	12,000
A9416105	1,000
A9418604	1,000
A9423004	1,000
A9434979	4,000
A9436815	2,000
A9437714	1,000
A9437919	2,000
A9442629	1,000
A9443307	3,000
A9443439	2,000
A9445830	1,000
A9449674	3,000
A9456999	1,000
A9469616	1,000
A9472196	1,000
A9474954	7,000
A9490704	1,000
A949419A	1,000
A9497229	1,000
A9499108	1,000
A9499132	1,000
A9503059 A5493091	1,000
A9505957	7,000
A9506457	1,000
A9507038	1,000
A9511442	6,000

身份證明文件號碼	獲有條件配發的公開發售股份數目
A9999003	5,000
B0022638	1,000
B0042027	1,000
B0077718	6,000
B0083750	1,000
B008577A	1,000
B0087446	6,000
B0095988	1,000
B0130074	1,000
B0151063	1,000
B0169582	1,000
B0251971	1,000
B0313802	2,000
B0323328	1,000
B0345151	1,000
B0372663	1,000
B037660A	1,000
B0391056	7,000
B0412924	1,000
B0420153	7,000
B042521A	1,000
B0430132	1,000
B0435215	3,000
B0441606	1,000
B0447094	5,000
B0452233	2,000
B0457197	6,000
B053423A	23,000
B0543891	1,000
B0557809	1,000
B058550	6,000
B0585764	1,000
B0606753	1,000
B060713A	12,000
B061280A	12,000
B0612818	12,000
B0614462	1,000
B0630824	1,000
B0639929	1,000
B0639996	1,000
B0644248	1,000
B065099A	1,000
B0683537	1,000
B0718268	5,000
B0727801	1,000
B072781A	1,000
B0749384	5,000
B0759088	1,000
B0775636	6,000
B0775644	5,000
B0805659	1,000
B0813988	1,000
B0814003	1,000
B0861648	1,000
B0875398	2,000
B0917503	2,000
B0948042	1,000
B0965494	3,000
B0988877	1,000
B1037795	5,000
B1101086	5,000
B1170843	6,000
B1196621	1,000
B1221642	1,000
B1229023	1,000
B1301336	2,000
B1301832	3,000
B1306540	1,000
B1308233	1,000
B1310327	2,000
B138634A	1,000
B140710A B1255709	1,000
B1446288	2,000
B1592047	1,000
B1603898	1,000
B1727635	2,000
B1732019 E1576805	2,000
B1735697	1,000
B1744920	1,000
B1759057	1,000
B1767750	2,000
B1810621	1,000
B181063A	2,000
B1834083	1,000
B187686A	1,000
B189213A	1,000
B1893306	1,000
B192161A	1,000
B1921628	1,000
B1937818	1,000
B1980136	1,000
B1987262	4,000
B2013806	1,000
B2022511	5,000
B2026223	6,000
B2073246	7,000
B2101462	1,000
B2101616	2,000
B211615A	1,000
B2122567	7,000
B2156941	2,000
B2171444	1,000
B223974A	4,000
B2240853	1,000
B2241280	1,000
B2250875	6,000
B2262318	1,000
B2269592	1,000
B2270116	3,000
B2305475	4,000
B2322256	1,000

身份證明文件號碼	獲有條件配發的公開發售股份數目
B4603376	1,000
B4631817	1,000
B4636444	1,000
B4643440	1,000
B4659266	1,000
B4667854	1,000
B467463A	2,000
B4674648	1,000
B4680672	6,000
B4684864	2,000
B4694622	5,000
B4710466	1,000
B4737305	1,000
B4752754	1,000
B4756067	6,000
B479290A	1,000
B4803731	1,000
B4805092	1,000
B4808547	12,000
B4852775	2,000
B4974374	1,000
B4977837	30,000
B4978175	4,000
B5026577	2,000
B5035886	2,000
B5040618	1,000
B5063162	1,000
B5073982	1,000
B5110098	1,000
B5115065	1,000
B5169742	1,000
B5174592	3,000
B5232312	3,000
B5235435	1,000
B5269100	6,000
B5296647	3,000
B5313754	1,000
B5331795	1,000
B5352105	1,000
B5375253	1,000
B5400266	2,000
B5475630	1,000
B5483587	3,000
B5488783	1,000
B5490028	1,000
B5539663	1,000
B5540882	1,000
B5554689	1,000
B5559990	2,000
B5574752	3,000
B5623648	1,000
B5633767	4,000
B5648306	1,000
B5675559	1,000
B5678035	2,000
B5713094	6,000
B571970A	1,000
B5719718	1,000
B5726498	1,000
B580877A	4,000
B5824449	1,000
B5825240	2,000
B5828991	1,000
B5847619	2,000
B5853570	1,000
B5884794	1,000
B5918176	1,000
B5932217	1,000
B5954415	1,000
B596951A	3,000
B5987003	2,000
B6008181	1,000
B6026740	3,000
B6027453	1,000
B6040336	2,000
B6121808	6,000
B613831A	1,000
B6156539	2,000
B6298686	1,000
B6304341	2,000
B631598A	1,000
B632430A	1,000
B6345986	2,000
B6359812	1,000
B6366258	3,000
B6375524	3,000
B6377780	1,000
B6380382	4,000
B6396998	1,000
B6514753	1,000
B6543524	2,000
B6617781	1,000
B6636018	1,000
B6650185	1,000
B6650959	2,000
B6663945	3,000
B6686706	1,000
B6697998	1,000
B6728419	1,000
B6758849	1,000
B6762447	1,000
B6786249	3,000
B680655A	1,000
B6826194	1,000
B682809A	1,000
B6879271	1,000
B6901692	2,000
B6936453	1,000
B6949857 G1541608	3,000
B697178A	3,000
B7003698	1,000

身份證明文件號碼	獲有條件配發的公開發售股份數目
B8897137	1,000
B8927869	3,000
B8939611	1,000
B893962A	1,000
B8950704	1,000
B8972031	7,000
B8974891	1,000
B8995651	4,000
B9001293	2,000
B9008573	1,000
B9059305	12,000
B9086493	1,000
B9109582	3,000
B9121744	2,000
B9122686	1,000
B9134803	1,000
B9135524	1,000
B9160952	2,000
B9163358	1,000
B9207118	1,000
B9212774	2,000
B9220653	1,000
B9225159	1,000
B9233968	1,000
B9236126	1,000
B925339A	1,000
B9285488	1,000
B9343739	1,000
B9343771 B4234478	1,000
B9364914	1,000
B9375436	6,000
B9379180	1,000
B9379849	1,000
B9394805	1,000
B9394848	3,000
B9400627	1,000
B9407451	1,000
B9409055	2,000
B9424208	1,000
B9440890	1,000
B9443873	4,000
B9445027	7,000
B9461529	1,000
B9464277	1,000
B9475708	1,000
B9523753	1,000
B9524555	22,000
B9525578	1,000
B9528097	2,000
B9556716	1,000
B9565928	1,000
B9573432	1,000
B9579910	1,000
B9591465	1,000
B9598303	1,000
B9612926	2,000
B9613329	1,000
B9618290	23,000
B9621704	1,000
B9639840	1,000
B9647754	29,000
B9649447	1,000
B9664543	5,000
B9669049	1,000
B9679850	1,000
B9690552	1,000
B9703514	3,000
B9713528	1,000
B9717043	1,000
B9724937	1,000
B9725992	3,000
B9729777	1,000
B9735246 B9735254	1,000
B9741505	2,000
B9743923	1,000
B9750466	1,000
B9753589	1,000
B9779499	1,000
B9804531	1,000
B9832268	5,000
B9835771	6,000
B9845424	6,000
B9862604	1,000
B9873347	1,000
B9905699	2,000
B9933447	2,000
B9985404	1,000
B9988322	2,000
B9988330	5,000
B9990300	3,000
B999390	6,000
BC043154	6,000
C0014514	2,000
C0037689	3,000
C0099382	1,000
C0104130	1,000
C0179890	1,000
C0185130	23,000
C0275237	2,000
C0287219	4,000
C0446503	2,000
C0457297	1,000
C0484804	2,000
C0541719	3,000
C0566126	2,000
C0566134	2,000
C0577489	1,000
C060866A	4,000
C0616344	7,000
C0655277	6,000
C0714834	17,000

身份證明文件號碼	獲有條件配發的公開發售股份數目
C2704445	2,000
C2705875	1,000
C2710356	3,000
C2723776	1,000
C2724578	1,000
C2725493	1,000
C2725590	1,000
C273204A	2,000
C2732309	1,000
C2739508	52,000
C2741154	1,000
C2760582	1,000
C2761384	1,000
C2763336	1,000
C2764308	1,000
C2772270	6,000
C2772661	2,000
C277267A A9529325	4,000
C2774397	3,000
C277768A	1,000
C2778848	2,000
C2781997	1,000
C2794541	6,000
C2795238	2,000
C279858A	1,000
C2807767	2,000
C280864A	1,000
C2821409	1,000
C2835701	6,000
C2836627	1,000
C2840918	1,000
C2850891	1,000
C286874A	1,000
C287023A	2,000
C2870353	1,000
C2870671	2,000
C2873883	1,000
C287538A	1,000
C2876807	2,000
C288270A	1,000
C2884060	1,000
C2899769	6,000
C2904975	2,000
C2908024	3,000
C2915403	1,000
C292433A	1,000
C2931654	1,000
C2932413	1,000
C2932480	1,000
C2934009	1,000
C2936311	3,000
C2939973	4,000
C2941013	2,000
C294148	1,000
C2944195	2,000
C2946449	1,000
C2946767	1,000
C2947240	1,000
C2955863	4,000
C2962819	1,000
C2968019	2,000
C2971931	1,000
C2984537	4,000
C2987439	17,000
C2988753	1,000
C2993595	2,000
C3008841	6,000
C3009465	1,000
C3013764	1,000
C3017964	1,000
C3020310	1,000
C3020442	1,000
C3027773	1,000
C3027803	1,000
C3037388	1,000
C3038422	2,000
C3043094	3,000
C3045992	1,000
C3048215	16,000
C305715A	1,000
C305827A	1,000
C3058822	1,000
C307805A	7,000
C3096422	1,000
C3102139	1,000
C3106037	3,000
C3142025	6,000
C3145865	6,000
C3152594	2,000
C3170649	1,000
C3204306	1,000
C3208174	1,000
C3222126 Z1730054	
Z1812662	4,000
C3222320	1,000
C3225397	2,000
C3236801	1,000
C3236836	1,000
C3237395	1,000
C3238561	1,000
C3249881	1,000
C3251932	1,000
C3268215	1,000
C3285802	1,000
C3288658	1,000
C3291136	1,000
C3292183	2,000
C3294992	1,000
C3300054	1,000
C3310483	1,000
C3312109	1,000

身份證明文件號碼	獲有條件配發的公開發售股份數目
C3971242	6,000
C3977933	1,000
C3978743	3,000
C3978786	1,000
C3979308	3,000
C3987548	3,000
C3990182	1,000
C3996415	4,000
C3999139	1,000
C4008993	1,000
C4009442	2,000
C4011935	2,000
C4013040	1,000
C4019340	1,000
C4021086	1,000
C4032533	1,000
C4035893	1,000
C4036652 E9399678	2,000
C4040390	1,000
C4051708	1,000
C4052380	1,000
C4066586	2,000
C4075283	1,000
C4078983	2,000
C4080333	1,000
C4088318	1,000
C4093699	1,000
C4096868	2,000
C4097880	1,000
C4100881	1,000
C4111581	1,000
C4113231	2,000
C4113576	1,000
C4118926	1,000
C4121870	6,000
C4124608	1,000
C4125019	3,000
C4126007	2,000
C4135286	2,000
C4142053	1,000
C4149678	2,000
C415115A	1,000
C4151958	2,000
C4152202	1,000
C4154604	1,000
C4156747	2,000
C415888A	3,000
C416068A	1,000
C4167072	1,000
C4167862	1,000
C4172378	1,000
C4177965	1,000
C4186182	3,000
C4187677	4,000
C4187685	5,000
C418810A	1,000
C4199160	1,000
C4213619	1,000
C4216391	1,000
C4220615	1,000
C4221204	1,000
C4221514	1,000
C4222138	1,000
C423330A	2,000
C4234098	3,000
C4236252	4,000
C4245553	2,000
C4256733	2,000
C4257020	1,000
C4257039	1,000
C4257047	4,000
C4260730	1,000
C4272356	4,000
C4273360	1,000
C4276211	1,000
C4276386	1,000
C4288074	1,000
C4294260	1,000
C4298096	1,000
C4302581	1,000
C4307435	2,000
C4310770	1,000
C4347127	1,000
C4348816	1,000
C4352066	2,000
C4357440	1,000
C4358609	2,000
C4365249	1,000
C4369201	1,000
C4370358	1,000
C4371214	1,000
C4375589	1,000
C4375732	1,000
C4375872	5,000
C4376399	1,000
C4378219	2,000
C4390448	2,000
C4392955	2,000
C4396799	1,000
C4396802	1,000
C440127A	1,000
C4403752	1,000
C4415343	1,000
C4421963	1,000
C4425772	1,000
C4432864	5,000
C4436243	1,000
C4438327	1,000
C4443231	3,000
C445814A	1,000
C4467955	1,000

身份證明文件號碼	獲有條件配發的公開發售股份數目
C5039655	1,000
C5042095	2,000
C5045442	1,000
C5047356	2,000
C505350A	2,000
C5063408	1,000
C5079495	3,000
C5083506	1,000
C5085061	2,000
C5085614	1,000
C5098996	1,000
C5104538	4,000
C5104708	1,000
C5138653	2,000
C5146974	2,000
C5152443	2,000
C5152648	2,000
C5154144	1,000
C5160225	5,000
C5161132	1,000
C5164832	2,000
C5170522	6,000
C5176091	1,000
C517983A	2,000
C5183993	2,000
C5184205	1,000
C5184973	1,000
C5189770	1,000
C5190523	1,000
C5197056	2,000
C5212373	2,000
C5212799	5,000
C5214198	1,000
C5222662	1,000
C5226331	2,000
C5228865	1,000
C5231947	1,000
C5232919	3,000
C5235462	1,000
C5235691	1,000
C5239778	1,000
C5242183	1,000
C5249943	1,000
C5249978	1,000
C5250445	2,000
C5252626	1,000
C5253282	2,000
C5259787	1,000
C526005A	1,000
C5261641	1,000
C5263083	1,000
C5266244	1,000
C5283025	1,000
C5286245	1,000
C5297581	4,000
C5299452	1,000
C5302399	2,000
C5304464	1,000
C5307943	2,000
C5312092	1,000
C532001A	1,000
C5320680	2,000
C5327367	1,000
C5328061	1,000
C5329645	2,000
C5345284	1,000
C5352051	1,000
C5352817	1,000
C5353031	1,000
C5355468	1,000
C5357347	1,000
C5377372	1,000
C5379995	1,000
C5380020	1,000
C5380438	1,000
C5385278	1,000
C5387378	1,000
C5390573	1,000
C539112A	1,000
C5400005	2,000
C5402121	1,000
C5423927	1,000
C5428228	1,000
C5437227	1,000
C5437278	1,000
C5438606	3,000
C5442182	1,000
C5447761	1,000
C5452129	1,000
C5465360	1,000
C5469854	2,000
C5471395	1,000
C5479191	1,000
C5480432	1,000
C5482621	7,000
C5495103	1,000
C5498137	2,000
C5501073	2,000
C5503122	1,000
C5503432	1,000
C5504056	1,000
C5510137	1,000
C5525746	1,000
C5532432	1,000
C5540885	3,000
C5545623	2,000
C5549505	1,000
C5562945	1,000
C557058A	5,000
C557660A	1,000
C5596597	1,000

身份證明文件號碼	獲有條件配發的公開發售股份數目
C6182036	1,000
C6186961	1,000
C6197181	1,000
C6200522	1,000
C6202975	1,000
C6204307	1,000
C6231657	1,000
C6233145	2,000
C6234559	1,000
C6235008	1,000
C6235741	2,000
C6252816	5,000
C6256714	1,000
C6259179	1,000
C6263834	1,000
C6276103	1,000
C6276758	1,000
C6291137	2,000
C6299324	1,000
C6307882	2,000
C6308382	4,000
C6311103	1,000
C6313912 C4519858	1,000
C6324469	6,000
C6327379	1,000
C6331082	1,000
C6336386	2,000
C6349712	1,000
C6360864	1,000
C636388A	1,000
C6369187	1,000
C6375004	1,000
C6382167	3,000
C6386367	1,000
C6391204	3,000
C6397776	2,000
C6401846	1,000
C6402184	1,000
C6405965	2,000
C6408085	1,000
C6414115	1,000
C6418390	1,000
C6418862	1,000
C6419753	1,000
C6419842	1,000
C6422649	4,000
C6427578	3,000
C6428825	1,000
C6458643	1,000
C6468118	1,000
C6471631	6,000
C6475785	1,000
C6481505	1,000
C6487694	1,000
C6494151	2,000
C6494372	2,000
C6497762	1,000
C6502499	1,000
C6503150	1,000
C6506427	1,000
C6511234	1,000
C6515620	3,000
C652042A	1,000
C6524573	1,000
C6528706	1,000
C6530905	1,000
C6532541	1,000
C6534781	1,000
C6536393	1,000
C6537330	1,000
C6544558	1,000
C6546100	1,000
C6553255	1,000
C655586A	1,000
C6560308	1,000
C6562378	1,000
C6565059	1,000
C6566012	1,000
C6569666	1,000
C6569763	1,000
C6576840	1,000
C6577359	6,000
C6577898	1,000
C6579785	1,000
C6585513	1,000
C6587567	1,000
C6588962	2,000
C6589713	6,000
C6589934	3,000
C6596965	1,000
C6603597	1,000
C6607622	1,000
C6608912	1,000
C6616427	2,000
C6712191	2,000
C6713627	1,000
C6716189	1,000
C6720968	2,000
C6726737	1,000
C6729795	2,000
C6733660	2,000
C673406A	1,000
C6736554	1,000
C6741345	1,000
C6744808	1,000
C6748986	1,000
C6751693	1,000
D0000303	1,000
D0000974	1,000
D0001210	1,000
D0002136	1,000

身份證明文件號碼	獲有條件配發的公開發售股份數目
D0469808	1,000
D0470652	2,000
D0472221	2,000
D0482685	12,000
D0485420	3,000
D0490661	1,000
D050378A	1,000
D0510859	6,000
D052924A	1,000
D0532305	1,000
D0533026	3,000
D0534898	3,000
D0537730	1,000
D0543943	1,000
D0545679	2,000
D0549186	1,000
D0550923	2,000
D0551083	1,000
D0552748	1,000
D0559440	1,000
D0561917	4,000
D0565262	1,000
D057587A	1,000
D0576736	1,000
D0592235	2,000
D0592790	1,000
D0594572	1,000
D0598284	1,000
D0599361	1,000
D0611604	1,000
D0615731	1,000
D062272A	1,000
D0632962	1,000
D0636763	1,000
D0640604	2,000
D0649482	1,000
D0651266	2,000
D0655547	1,000
D0656608	5,000
D0657515	1,000
D0667790	1,000
D0669521	4,000
D068220A	1,000
D0689425	2,000
D0692655	1,000
D0696111	1,000
D0706516	1,000
D0709019	1,000
D070996	1,000
D0722074	1,000
D0724433	1,000
D0725081	1,000
D0736318	2,000
D0739880	1,000
D0750027	1,000
D0751074	1,000
D0768252	1,000
D0771911	1,000
D0773337	1,000
D0776328	1,000
D0777510	7,000
D0780902	1,000
D0783812	1,000
D0784681	2,000
D0787419	2,000
D0790657	6,000
D0801608	1,000
D0808319	1,000
D0808947	3,000
D0809684	2,000
D0811689	1,000
D081226A	3,000
D0812685	1,000
D0813398	1,000
D0814238	2,000
D0815927	1,000
D0817504	3,000
D0817679	1,000
D081825A	1,000
D0825531	17,000
D0825647	2,000
D0829413	1,000
D0829790	1,000
D0832546	2,000
D0847675	1,000
D0853438	1,000
D0853977	5,000
D0856402	3,000
D0858235	4,000
D0860205	6,000
D0860752	1,000
D0872769	5,000
D0874516	3,000
D0880729	3,000
D0881997	1,000
D0888762	1,000
D0896307	1,000
D0904156	1,000
D0904741	1,000
D0921247	1,000
D092758A	4,000
D0931277	1,000
D0954234	1,000
D09564518	1,000
D0959465	1,000
D0964248	1,000
D0968219	1,000
D0968405	2,000
D0970868	2,000
D0971198	1,000
D0973131	1,000

A8591159	1,000	A9503059 A3193091	1,000	B2262318	1,000	B6901692	2,000	C0577489	1,000	C3292183	2,000	C4436243	1,000	C5549505	1,000	C6751693	1,000	D0968219	1,000
A8591309	1,000	A9505957	7,000	B2269592	1,000	B6936453	1,000	C060866A	4,000	C3294992	1,000	C4438327	1,000	C5562943	1,000	D0000303	1,000	D0968405	2,000
A859221A	2,000	A9506457	1,000	B2270116	3,000	B6949857 C1341608	3,000	C0616344	7,000	C3300054	1,000	C4443231	3,000	C557058A	3,000	D0000974	1,000	D0970868	2,000
A8599338	1,000	A9507038	1,000	B2305475	4,000	B697178A	3,000	C0655277	6,000	C3310483	1,000	C445814A	1,000	C557660A	4,000	D0001210	1,000	D0971198	1,000
A8600514	2,000	A9511442	6,000	B2322256	1,000	B7003698	1,000	C0714834	17,000	C3312109	1,000	C4467955	1,000	C5596597	1,000	D0002136	1,000	D0973131	1,000
A8601200	1,000	A951753A	1,000	B2323015	1,000	B7018628	1,000	C0747457	1,000	C3312974	1,000	C4475830	1,000	C5597496	3,000	D001200A	3,000	D0973204	5,000
A8614086	1,000	A9523173	3,000	B2323023	1,000	B7029506	6,000	C102310A	1,000	C3338418	4,000	C4476717	1,000	C559750A	2,000	D0013189	1,000	D0974189	1,000
A862068A	1,000	A9524404	6,000	B2340009	2,000	B7035972	1,000	C1023118	1,000	C3339465	1,000	C4477039	1,000	C5602171	1,000	D0013391	1,000	D0978583	7,000
A8622321	12,000	A9527845	3,000	B2357459	2,000	B703710A	1,000	C1080081	4,000	C3344809	1,000	C4492585	7,000	C5609095	1,000	D0026388	1,000	D0978621	1,000
A8623867	1,000	A9535538	3,000	B2384839	1,000	B7091007	1,000	C1094759	1,000	C3366594	1,000	C4494596	1,000	C561319A	1,000	D0027619	6,000	D0990176	4,000
A8627617 B5645447	2,000	A9538030	1,000	B2384855	1,000	B7125491	6,000	C117566A	4,000	C3389055	1,000	C4499199	1,000	C5639849	1,000	D0034003	1,000	D099323A	1,000
A8628303	2,000	A9538863	1,000	B2392076	1,000	B7131270	1,000	C1195296	1,000	C3391963	1,000	C4508376	1,000	C5642033	1,000	D0037886	3,000	D099595A	6,000
A8628966	1,000	A9539835	1,000	B2398082	1,000	B7139123	1,000	C1214568	1,000	C3395489	1,000	C4514996	1,000	C5645156	1,000	D0037916	1,000	D0997758	1,000
A863494A	1,000	A9543735	1,000	B2429859	1,000	B7157679	1,000	C1250297	7,000	C3401985	1,000	C4516069	1,000	C5649607	1,000	D0041379	3,000	D0998665	1,000
A8635490	4,000	A9557361	1,000	B2443789	1,000	B7161285	1,000	C1369774	2,000	C3412472	6,000	C4516735	1,000	C5661143	1,000	D0044688	7,000	D1017889	7,000
A8638147	1,000	A9558120	7,000	B247241A	1,000	B7169081	1,000	C1492851	1,000	C3415803	1,000	C4518665	1,000	C5664770	1,000	D0047547	1,000	D1026632	1,000
A8643663	1,000	A9559429	1,000	B2482598	2,000	B7169200	1,000	C1516106	1,000	C3417075	1,000	C4522468	1,000	C5673176	1,000	D0047679	1,000	D1030842	1,000
A8645941	5,000	A9561989	1,000	B2496807	3,000	B717526A	5,000	C1570615	1,000	C3419108	1,000	C4523898	1,000	C5680865	1,000	D005778A	1,000	D1033558	4,000
A8649467	12,000	A9570090	1,000	B2520767	3,000	B7194884	3,000	C1598587	2,000	C3423733	1,000	C4527079	2,000	C5690046	1,000	D0060489	1,000	D1036581	1,000
A8649882	2,000	A9578245	5,000	B2534768	1,000	B7202305	1,000	C1630367	1,000	C3428182	1,000	C4527540	1,000	C569842A	1,000	D006350A	1,000	D104147A	1,000
A8651682	1,000	A9580967	7,000	B2545468	1,000	B7217159	2,000	C1641334	1,000	C3431299	2,000	C4544447	1,000	C5703237	1,000	D0066649	5,000	D1042395	2,000
A8652182	3,000	A9581513	1,000	B2557660	1,000	B7217167	1,000	C1651186	1,000	C3448477	1,000	C4544836	7,000	C5710055	2,000	D0072339	1,000	D1048385	2,000
A8653073	4,000	A9586132	3,000	B2591478	1,000	B7241009	5,000	C1734936	1,000	C3454655	12,000	C4547231	1,000	C5713550	1,000	D0078523	2,000	D105373A	6,000
A8656005	1,000	A9586434	2,000	B2597085	3,000	B7262413	2,000	C1741363	2,000	C3462747	1,000	C4549943	1,000	C5715588	2,000	D0081990	4,000	D1058208	1,000
A8660169	1,000	A9593082	1,000	B2602801	1,000	B729207A	1,000	C1830145	1,000	C3463751	1,000	C4565264	1,000	C571834A	1,000	D0088766	1,000	D1062264	1,000
A8676669	1,000	A9597392	1,000	B2618473	1,000	B7296040	1,000	C1867391	2,000	C3464014	1,000	C456621A	1,000	C5719699	1,000	D008972A	3,000	D1064429	1,000
A8678610	2,000	A9601727	1,000	B2621989	2,000	B7313220	1,000	C1881130	1,000	C3470979	1,000	C4568247	1,000	C5730986	1,000	D0098087	1,000	D1065476	1,000
A8680429	1,000	A9607806	2,000	B2654380	1,000	B7327272	2,000	C1886655	1,000	C3474389	1,000	C4570675	1,000	C573762A	1,000	D0098753	1,000	D1066979	2,000
A868100A	1,000	A9609752	1,000	B2661700	5,000	B7327787	1,000	C1890822	1,000	C3495041	1,000	C4578722	1,000	C5738898	1,000	D0100006	2,000	D1067754	2,000
A8681255	2,000	A9610432	1,000	B2700560	1,000	B7405788	1,000	C1895360	1,000	C3497257	1,000	C4588175	2,000	C5750499	3,000	D010317A	1,000	D106996A	1,000
A8687032	6,000	A9614802	1,000	B2708464	1,000	B7463168	2,000	C1934773	4,000	C3509808	1,000	C4589031	2,000	C5754656	1,000	D0103595	1,000	D1072944	3,000
A8688454	1,000	A9616333	1,000	B2721452	1,000	B7480925 B7480933	2,000	C1971431	1,000	C3513376	1,000	C4592652	2,000	C5764805	1,000	D0110494	23,000	D1080742	4,000
A8688586	3,000	A9620063	6,000	B2721460	2,000	B7485838	2,000	C1998933	1,000	C3518378	1,000	C4596062	1,000	C5766786	1,000	D0125483	1,000	D1087267	1,000
A8692273	2,000	A9625251	1,000	B2738622	3,000	B7524272	2,000	C2007795	1,000	C3519749	1,000	C4603727	1,000	C5768770	2,000	D012617A	1,000	D1088794	29,000
A8697321	1,000	A9629117	1,000	B2759751	6,000	B7545733	1,000	C2014945	1,000	C3520038	1,000	C4605746	1,000	C5770945	1,000	D0128733	12,000	D1099133	1,000
A869926A	7,000	A9632347	2,000	B2768157	2,000	B7552667	1,000	C2045107	1,000	C3520895	3,000	C4606408	1,000	C5775017	1,000	D0129330	1,000	D1105958	5,000
A8700667	1,000	A9634587	1,000	B2843116	1,000	B755600A	3,000	C2059949	1,000	C3535434	1,000	C4614273	1,000	C5782064	4,000	D0138100	1,000	D1108949	1,000
A8703984	1,000	A9637144	1,000	B2849874	2,000	B7559556	1,000	C2061560	1,000	C353909A	1,000	C4630163	1,000	C5789611	2,000	D0139603	1,000	D1111540	3,000
A8707963	1,000	A9638442	1,000	B286198A	4,000	B7576566	1,000	C2065604	2,000	C3543496	2,000	C4651608	4,000	C5805048	1,000	D0144550	6,000	D1125908	1,000
A870848A	4,000	A9639716	1,000	B292115A	1,000	B7591530	1,000	C2066902	1,000	C3546290	1,000	C4652779	1,000	C5808896	1,000	D0150712	1,000	D1127196	1,000
A8710794	1,000	A9640137	1,000	B2944338	2,000	B7599639	1,000	C2097697	1,000	C355708A	5,000	C4657290	1,000	C5813822	1,000	D0156915	1,000	D1134680	1,000
A8716652	1,000	A9648197	16,000	B2955828	1,000	B7602982	2,000	C210765A	1,000	C3569053	1,000	C4659528	1,000	C5813873	1,000	D0157490	1,000	D1136152	1,000
A8721729	1,000	A9648235	2,000	B2965203	1,000	B7606465	1,000	C2113846	2,000	C3570582	5,000	C4665927 C4665935	1,000	C5814586	3,000	D0157520	1,000	D1139240	1,000
A8724558	1,000	A9650515	3,000	B2977104	4,000	B760716A	2,000	C2120869	1,000	C3572674	1,000	C466744A	1,000	C5816120	1,000	D0167402	3,000	D1141067	2,000
A872549A	1,000	A9651635	1,000	B2983392	4,000	B7607569	1,000	C212211A	1,000	C3598568	1,000	C4675787	2,000	C5817348	4,000	D0175618	1,000	D1141113	1,000
A8730388	1,000	A9667639	4,000	B3014393	3,000	B7631648	6,000	C2129785	1,000	C3599785	1,000	C4690786	1,000	C581764A	1,000	D0176533	4,000	D1141571	1,000
A873449	7,000	A9670419	1,000	B3031778	1,000	B7631656	6,000	C2135025	1,000	C3600082	6,000	C4697683	7,000	C5822457	1,000	D0179656	1,000	D1145879	1,000
A8734553	1,000	A9677960	1,000	B3039752	5,000	B7640221	3,000	C2183585	1,000	C3605963	1,000	C4701443	1,000	C5823577	4,000	D018014A	1,000	D1149521	1,000
A873622A	6,000	A9679831	2,000	B3047585	12,000	B7690903	7,000	C218672A	1,000	C3610452	2,000	C4701737	4,000	C582459A	2,000	D0180344	1,000	D115939A	23,000
A8737072	1,000	A9681844	2,000	B3077743	2,000	B771053A	2,000	C2196032	1,000	C3614210	1,000	C4702733	2,000	C5825138	3,000	D0181081	1,000	D1160991	1,000
A8740630	1,000	A969119A	1,000	B3085258	1,000	B7710971	2,000	C2210272	1,000	C3616396	1,000	C4717129	1,000	C5825553	2,000	D0182193	1,000	D1169956	1,000
A8741916	2,000	A9697589	1,000	B3094028	1,000	B774891A	3,000	C2212410	2,000	C3618941	1,000	C4718222	2,000	C5842172	1,000	D0185362	1,000	D1170946	5,000
A8743005	1,000	A9717849	1,000	B310855A	1,000	B7765210	1,000	C2213743	1,000	C3623082	1,000	C4718273	1,000	C5847212	2,000	D0187314	1,000	D1173597	1,000
A874365A	4,000	A9736444	3,000	B3108835	6,000	B7778398	1,000	C2219245	1,000	C3623686	5,000	C4721452	3,000	C5865393	2,000	D0195147	3,000	D1173899	1,000
A8745660	1,000	A9738277	1,000	B3113545	12,000	B7793362	1,000	C2249888	1,000	C3629420	3,000	C4723501	1,000	C5867019	1,000	D0208311	1,000	D1179242	1,000
A8753485	1,000	A9738994	3,000	B3165154	3,000	B7801004	1,000	C2253982	1,000	C3629501	1,000	C4727027	1,000	C5868686	1,000	D0209172	2,000	D1179897	1,000
A8776949	2,000	A9742746	1,000	B3175281	1,000	B7840999	1,000	C2270666	12,000	C363193A	5,000	C4735631	1,000	C5874708	2,000	D0210901	1,000	D1184971	6,000
A8780946	3,000	A9743505	1,000	B3209828	1,000	B7848728	1,000	C2276230	35,000	C3646678	1,000	C4743251	1,000	C5890452	1,000	D0211061	1,000	D1185277	2,000
A8787150	1,000	A9746598	6,000	B323606A	1,000	B7883310	7,000	C2311931	1,000	C3658714	4,000	C4743936	1,000	C589184A	1,000	D0213455	4,000	D1198786	1,000
A8787967	1,000	A9746830	1,000	B328434A	1,000	B7892387	1,000	C2335652 B2585036	1,000	C3666075	1,000	C4749993	1,000	C5900695	1,000	D0214478	1,000	D120316A	1,000
A8790844	2,000	A9752806	1,000	B3306963	1,000	B7901351	1,000	C2348789	2,000	C3667152	1,000	C4752536	7,000	C5904895	1,000	D021947A	1,000	D1217357	4,000
A8796214	1,000	A9752946	2,000	B340311A	1,000	B7906639	1,000	C2350651	1,000	C3675856	1,000	C4756213	1,000	C5905891	3,000	D022550A	2,000	D1226070	1,000
A8798926	3,000	A9754280	1,000	B3404477	1,000	B791660A	1,000	C2354541	1,000	C3683913	1,000	C4764704	3,000	C5912928	1,000	D0226115	3,000	D123876	1,000
A8800912	1,000	A9755414	1,000	B3476281	6,000	B7938921	1,000	C2362714	1,000	C3684170	1,000	C478103A	1,000	C591307A	1,000	D023326A	1,000	D1243714	2,000
A8801579	1,000	A9757220	3,000	B3478241	2,000	B7954080	1,000	C2373473	1,000	C3684529	1,000	C4788581	2,000	C5916575	3,000	D0240924	1,000	D1248937	1,000
A8809472	7,000	A9766602	1,000	B348747A	1,000	B7958892	1,000	C2373929	1,000	C3688222	1,000	C4789545	1,000	C5924098	1,000	D0254232	1,000	D1262697	2,000
A8820832	3,000	A977043A	1,000	B350420A	1,000	B7972305	1,000	C2375484 C3836159	2,000	C3688281	1,000	C478974A	1,000	C5924454	2,000	D0255557	1,000	D126374A	1,000
A8827519	6,000	A9777647	2,000	B3527781	1,000	B8041488	2,000	C2386125	1,000	C3689784	2,000	C4794875	4,000	C5927518	6,000	D0256863	1,000	D1268679	1,000
A8828566	1,000	A9778333	6,000	B3572051	1,000	B8052846	1,000	C2387555	1,000	C3700702	1,000	C4795715	1,000	C593106A	1,000	D0264009	1,000	D1272536	2,000
A8831249	5,000	A9781059	1,000	B3583738	3,000	B8054512	1,000	C2394101	2,000	C3706123	1,000	C4802142	1,000	C5933569	2,000	D0267156	3,000	D1276094	1,000
A8831281	2,000	A9784953	3,000	B3583908	3,000	B8070011	1,000	C2401795	1,000	C3708630	1,000	C4802681	1,000	C5936568	1,000	D0273229	1,000	D1283775	4,000
A8831702	1,000	A9787405	1,000	B3588861	1,000	B8078306	1,000	C2416571	1,000	C3722595	1,000	C4805346	1,000	C5938463	1,000	D027974A	1,000	D1285743	1,000
A8835457	1,000	A9790724	1,000	B3614226	1,000	B8088913	7,000	C2418620	1,000	C3731764	1,000	C4808574	1,000	C5945443	1,000	D0280217	1,000	D1288858	1,000
A8837034	1,000	A9799160	1,000	B3615702	1,000	B8112954	2,000	C2422946	1,000	C3735824	1,000	C4809384	1,000	C5961503	1,000	D0285618	3,000	D1295145	2,000
A8844480	1,000	A9801661	1,000	B364284A	1,000	B8148630	1,000	C2431449	1,000	C3736006	6,000	C481910A	1,000	C5966858	1,000	D0289095	6,000	D1298152	1,000
A8851339	4,000	A980265A	1,000	B3644613	6,000	B8152670	1,000	C2431694	1,000	C3759693	2,000	C4840524	1,000	C5969431	1,000	D0298671	2,000	D131307	2,000
A8852165	2,000	A9813546	1,000	B3648112	1,000	B8168038	4,000	C2435622	1,000	C3762015	1,000	C4841555	3,000	C597169A	1,000	D0300269	3,000	D1336631	1,000
A8853072	1,000	A981545A	3,000	B3685719	3,000	B8208854	1,000	C2437757	4,000	C3762228	1,000	C4844333	2,000	C5973641	1,000	D0303322	1,000	D133681A	4,000
A8860362	4,000	A9821050	1,000	B3686855	1,000	B8215370	1,000	C2455941	1,000	C3762619	2,000	C4847006	1,000	C5973897	1,000	D0303675 K4962281	1,000	D1343255	1,000
A8861563	1,000	A9824165	1,000	B3710055	1,000	B8218051	3,000	C2471491	1,000	C3763526	2,000	C4852433	1,000	C5975393	3,000	D0313077	3,000	D1344901	1,000
A8862950	1,000	A9829736	3,000	B3732563	12,000	B8244214	6,000	C2482345	3,000	C3767106	1,000	C485472A	1,000	C597673A	2,000	D0316823	1,000	D1345088	6,000
A8865755	1,000	A9841043	1,000	B3754257	1,000	B8254341	1,000	C2484216	1,000	C3771634	1,000	C4855807	1,000	C5979062	1,000	D0321533	6,000	D1345835	5,000
A8871135	2,000	A9843526	1,000	B3757019	2,000	B8268571	1,000	C2485808	1,000	C3777772	1,000	C4858431	2,000	C598192A	2,000	D0322556	1,000	D1346289	1,000
A8874428	1,000	A9844948	1,000	B3757027	1,000	B8271106	2,000	C2487118	1,000	C3801525	1,000	C4872612	1,000	C5987286	1,000	D0335666	5,000	D1352106	2,000
A8876285	1,000	A9848013	2,000	B3758600	1,000	B8285166	1,000	C2500513	4,000	C3805261	1,000	C488047A	1,000	C5994150	1,000	D0339823	1,000	D1359240	1,000
A8877079	5,000	A9852681	1,000	B380047A	2,000	B831333A	1,000	C2500998	5,000	C3807671	2,000	C488324A	1,000	C6000159	1,000	D0345874	1,000	D1359755	1,000
A8881459	1,000	A9857241	1,000	B3832789	1,000	B8369300	5,000	C2505035	7,000	C3808104	1,000	C4885129	1,000	C6003247	1,000	D0347125	2,000	D1367057	1,000
A8883702	1,000	A9871341	2,000	B3836946	1,000	B8370244	1,000	C2537557	1,000	C3808929	1,000	C4887288	1,000	C6004898	2,000	D0354350	2,000	D1368436	1,000
A8884075	1,000	A9874448	3,000	B3865598	1,000	B8384849	1,000	C2537573	1,000	C3824738	1,000	C489053A	1,000	C600491A	1,000	D0363988	1,000	D1369602	1,000
A8885276 A9264208	3,000	A9875282	2,000	B3870745	1,000	B8416562	1,000	C2549385	4,000	C3836205	3,000	C4893164	1,000	C6007811	1,000	D0365301	3,000	D1369645	1,000
A8889018	1,000	A9887191	1,000	B3872780	1,000	B8422236	2,000	C2551770	1,000	C384223A	2,000	C4897151	2,000	C601463A	6,000	D0366235	1,000	D137942A	1,000
A8894852	2,000	A9889216	1,000	B3920580	1,000	B8552016	1,000	C2556934	1,000	C3850135	1,000	C4898735	1,000	C6018384	1,000	D0367282	1,000	D1384113	1,000
A8912648	2,000	A9893167	1,000	B3993987	6,000	B8573757	3,000	C2560869	1,000	C3850968	1,000	C4898964	1,000	C6020419	1,000	D0372197	2,000	D1389735	7,000
A892252A	7,000	A9898711	2,000	B4004391	1,000	B8619919	1,000	C2561784	4,000	C3864755	2,000	C4901027	2,000	C6024244	6,000	D0377725	1,000	D1392779	1,000
A8923062	2,000	A9899173	1,000	B4128961	1,000	B8630130 E2181987	7,000	C2561938	1,000	C3865086	1,000	C4913203	1,000	C6026069	1,000	D0378136	2,000	D1396677	1,000
A892400A	7,000	A9900783	1,000	B4161136	1,000	B8631870	1,000	C2561970	2,000	C3865701	1,000	C4914439	3,000	C603049A	1,000	D0382745	1,000	D1398912	1,000
A8927556	1,000	A9907427	3,000	B4177385	1,000	B8668014	1,000	C2570473	3,000	C3867828	1,000	C491515A	1,000	C6031305	1,000	D0382974	1,000	D1398939	1,000
A8933203	1,000	A9910088	1,000	B4194387	1,000	B8671023	1,000	C2575513	1,000	C387445A	1,000	C4920234	1,000	C6037966	1,000	D0387569	1,000	D1399552	1,000
A8948332	1,000	A9910150	6,000	B4205842	1,000	B8676661 B843040A	1,000	C2595611	3,000	C3879974	1,000	C4923519	1,000	C6041270	1,000	D0388328	1,000	D1413989	1,000
A8949886	2,000	A9911106	1,000	B424996	1,000	B867829A	1,000	C2600054	1,000	C3880190	1,000	C4924558	3,000	C6045845	1,000	D0390896	4,000	D1417321	1,000
A8953581	6,000	A9918992	3,000	B4255246	1,000	B8683226	1,000	C2603606	1,000	C3880328	1,000	C4924655	1,000	C6045985	2,000	D0395995	1,000	D1420330	1,000
A8958842	4,000	A9921225	1,000	B4267309	1,000	B8699114	1,000	C2610521	1,000	C3880662	1,000	C4926011	1,000	C6046892	2,000	D0400557	2,000	D1425251	1,000
A8960073	1,000	A9930461	2,000	B4271462	1,000	B8703146	6,000	C2614918	23,000	C3883661	2,000	C4927867	4,000	C6051918	1,000	D0403866	2,000	D1428609	1,000
A8963897	5,000	A9931905	1,000	B4273740	1,000	B8720059	2,000	C2617291	4,000	C3885133	3,000	C4929142	3,000	C605562A	1,000	D040904A	1,000	D1436008	3,000
A8967000	1,000	A9940319	1,000	B4274720	1,000	B8729269	1,000	C2630727	1,000	C3886911	2,000	C4937617	1,000	C6064459	1,000	D041051A	1,000	D1436539	1,000
A8967205	1,000	A9944012	1,000	B4292680	1,000	B8746651	6,000	C2630735	1,000	C3893179	1,000	C4937692	2,000	C6079553	2,000	D0412687	2,000	D1437373	1,000
A896835A	4,000	A9946473	1,000	B4299820	2,000	B8780426	1,000	C2632371	1,000	C3894760	1,000	C4938036	1,000	C6085863	1,000	D0412725	1,000	D1438485	2,000
A8976298	2,000	A9946899	1,000	B4351695	1,000	B8787838	1,000	C2633041	1,000	C3904758	1,000	C4939873	1,000	C6091227	2,000	D0415627	1,000	D1440463	1,000
A8976840	1,000	A9947216	6,000	B4358886	1,000	B8817001	1,000	C2635990	2,000	C390880A	6,000	C4940235	3,000	C6092657	1,000	D042801A	1,000	D1449320	1,000
A897726A	2,000	A995073A	1,000	B4367931	1,000	B8825411	1,000	C2649851	1,000	C3909520	2,000	C494768A	1,000	C6108952	3,000	D0429210	2,000	D1460871	1,000
A8978312	2,000	A9955049	1,000	B4393061	2,000	B8827244	6,000	C264986A	2,000	C3917329	4,000	C4956298	1,000	C6111554	1,000	D0433781	3,000	D1462955	1,000
A8978959	1,000	A9964285	2,000	B4430595	1,000	B8830504	1,000	C267385A	1,000	C3917485	6,000	C4961232	1,000	C6119385	1,000	D0435652	4,000	D1468171	1,000
A8982697	2,000	A9967799	1,000	B4435872	1,000	B8836278	1,000	C2684304	1,000	C3922349	1,000	C4970177	3,000	C6128201	5,000	D0441849	1,000	D1469089	1,000
A8992676	1,000	A9981783	1,000	B4438510	1,000	B8837118	4,000	C2685742	1,000	C3925917	1,000	C4974180	1,000	C6142093	1,000	D0444228	1,000	D1469429	3,000
A9000324	1,000	A9984901	1,000	B4439940	1,000	B8841247	1,000	C2689381	1,000	C3929580	2,000	C4983058	1,000	C614357A	2,000	D0449726	6,000	D1474023	1,000
A9001584	1,000	A9986920	1,000	B4485535	1,000	B8873831	24,000	C2689535	1,000	C393391A	1,000	C4989285	1,000	C6145696	1,000	D0451666	1,000	D1484509	1,000
A9011970	2,000	A9990359	1,000	B4527696	1,000	B887384A	24,000	C2690800	2,000	C394363A	1,000	C4995986	1,000	C6154210	1,000	D045794A	1,000	D1493516	1,000
A9012535	1,000	A9990413	4,000	B4534617	2,000	B8888871	2,000	C269881A C2555342	1,000	C3954712	1,000	C5002743	1,000	C6165700	1,000	D0462471	1,000	D1493923	1,000
A9027567	1,000	A9991401	1,000	B4562769	2,000	B8889061	1,000	C2700113	1,000	C3958920	1,000	C5005238	1,000	C6169382	1,000	D0464199	1,000	D1495861	1,000
A9030304	1,000	A9994737	1,000	B4580457	4,000	B8896971	6,000	C2702302	2,000	C3960305	1,000	C5034688	1,000	C6177415	2,000	D0468879	1,000	D150741A	1,000

第四頁

身份證明文件編號		將有條件配發的公開發售股份數目
D1509714		1,000
D152229A		1,000
D1523296		4,000
D152909A		1,000
D1536363		1,000
D1544668		1,000
D1554892	A2208078	5,000
D1555228		2,000
D1563883		2,000
D1563891		2,000
D1566165		1,000
D157382A		1,000
D1577930		1,000
D1581555		1,000
D158354A		6,000
D1587995		1,000
D1588118		1,000
D1588630		3,000
D159309A		1,000
D1601300		1,000
D1609425		1,000
D1612523		12,000
D1614518		1,000
D1617371		5,000
D1623797		1,000
D1624971		3,000
D1627504		1,000
D1628683		1,000
D1629329		2,000
D1630041		1,000
D1646517		1,000
D1649567		1,000
D1670477		1,000
D1671414		7,000
D1683951		2,000
D1685105		1,000
D1686233		1,000
D1688961		1,000
D1691962		2,000
D1693671		2,000
D1696026		1,000
D1696158		1,000
D1698401		2,000
D1699416		3,000
D1702697		1,000
D171198A		3,000
D1722531	D4846274	2,000
D1733495		1,000
D1746201		1,000
D1766040		5,000
D1770188		1,000
D1771079	D2068150	2,000
D1779991		1,000
D1789334		2,000
D1793064		3,000
D1796748		4,000
D179866A		1,000
D1808630		1,000
D183206A		1,000
D1835158		2,000
D183741A		4,000
D1845188		1,000
D1851099		1,000
D1852338		2,000
D1852508		1,000
D1853164		3,000
D1856651		1,000
D1857216		2,000
D1858727		1,000
D1859618		2,000
D1862279		1,000
D1865103		2,000
D1865251		6,000
D1868994		1,000
D1869860		1,000
D187062A		1,000
D1877756		1,000
D1877845		2,000
D1891139		1,000
D189118A		1,000
D1893034		1,000
D1898737		2,000
D1900294		1,000
D1908619		1,000
D1911520		2,000
D1912160		2,000
D1914686		7,000
D192519A		1,000
D1927443		1,000
D1931734		1,000
D1935489		1,000
D1937341		1,000
D1939263		3,000
D1941772		5,000
D194786A		3,000
D1948254		1,000
D195288A		1,000
D1960475		1,000
D1961293		1,000
D1961986		1,000
D1963121		3,000
D1963512		1,000
D1968395		2,000
D1970748		4,000
D1974131		1,000
D1976274		3,000
D1976649		1,000
D1977440		1,000
D1977564		1,000
D1986016		1,000
D1996208		1,000
D1997778		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
D2337437		2,000
D233988A		1,000
D2342732		1,000
D2343674		1,000
D2344808		1,000
D2351456		1,000
D235384A		1,000
D2358558		2,000
D2360269		1,000
D2365112		2,000
D2365708		2,000
D2366674		2,000
D236759A		1,000
D2367964		1,000
D236924A		1,000
D2369770		1,000
D2378389	G5978563	4,000
D2381800		4,000
D2381819		1,000
D2382602		4,000
D2386586		1,000
D2387396		1,000
D2390842		1,000
D2392578		7,000
D2393477		1,000
D2393531		1,000
D2401844		1,000
D2401992		1,000
D2404843		1,000
D2406900		1,000
D2408997		1,000
D2413605		1,000
D2426464		1,000
D2428882		2,000
D2429099		1,000
D2432081		3,000
D2436834		2,000
D2439124		1,000
D2440440		4,000
D2458242		1,000
D2459567		1,000
D2463742		1,000
D2473152		1,000
D2473160		1,000
D2473969		1,000
D2475163		2,000
D2477174		1,000
D2483727		1,000
D2484510		2,000
D2492718		7,000
D2499283		3,000
D2504562		2,000
D2508061		1,000
D250967A		1,000
D2509831		1,000
D2511275		3,000
D2516579		1,000
D2517141		6,000
D2517257		1,000
D2519616		4,000
D2523303		1,000
D2532388		2,000
D2532469		1,000
D2546281		2,000
D2549884		1,000
D2550645		1,000
D2552621		1,000
D2557674		1,000
D2558026		2,000
D2563674		1,000
D2568722		1,000
D2569753		2,000
D2570107		24,000
D2578094		2,000
D2580021		2,000
D2580145		6,000
D2591155		1,000
D2591228		3,000
D2593379		1,000
D2597765		1,000
D2601665		1,000
D260284A		1,000
D2603625		1,000
D2621623		1,000
D2632021		1,000
D2637244		2,000
D2642116		4,000
D2652650		1,000
D2658330		1,000
D2659892		1,000
D2660831		6,000
D266781A		2,000
D267025A		1,000
D2670306		1,000
D2684587		1,000
D2685346	D2685338	1,000
D2685486		1,000
D2694345		1,000
D2694876		6,000
D2697190		4,000
D2697824		7,000
D2702429		1,000
D2708672		4,000
D2710324		1,000
D2712440		1,000
D2714354		1,000
D2715067		1,000
D2716306		2,000
D2719089		1,000
D272354A		1,000
D2731208		2,000
D2731534		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
D3147496		1,000
D3149901		6,000
D315137A		2,000
D3159877		2,000
D3160050		5,000
D3164463		1,000
D3167748		1,000
D3168655		1,000
D3176712		3,000
D3176739		6,000
D3184294		1,000
D3186629		2,000
D3190405		1,000
D3191282		2,000
D3199526		6,000
D3206476		5,000
D3206581		1,000
D320919A		1,000
D321309A		1,000
D3214681		2,000
D3215157		2,000
D3225489		1,000
D3233120		2,000
D3235832		1,000
D3236669		1,000
D3238238		3,000
D3248691		5,000
D3249965		6,000
D3252893		1,000
D325456A		7,000
D3254918		1,000
D3255388		7,000
D3259294		2,000
D3260705		1,000
D3268528		2,000
D3268900		6,000
D3270832		1,000
D3276016		1,000
D3278205		1,000
D3280404		1,000
D3285120		1,000
D3288669		1,000
D3291430		4,000
D3296696		1,000
D3302157		1,000
D330379A		1,000
D3304621		1,000
D3311377		1,000
D3315135		1,000
D3319130		1,000
D3320457		1,000
D3321194		1,000
D3327060		2,000
D3335535		1,000
D3350232		1,000
D3351166		1,000
D3351735		1,000
D3353142		7,000
D336182A		1,000
D3363776		1,000
D3368115		2,000
D3386539		6,000
D3387616		1,000
D339373A		1,000
D3397158		3,000
D3405185		1,000
D3405991		1,000
D3412513		1,000
D341673A		1,000
D3424554		1,000
D3424627		2,000
D3426646		4,000
D3433480		3,000
D3436420		1,000
D3439950		1,000
D3444288		1,000
D3447112		1,000
D3447783		1,000
D3450911		1,000
D3451365		6,000
D3452434		1,000
D3453597		2,000
D3453686		6,000
D3456464		1,000
D3461603		1,000
D3462367		1,000
D3463940		2,000
D3464971		1,000
D3465285		1,000
D3470661		1,000
D3473334		1,000
D3478506		1,000
D3478816		1,000
D3484360		1,000
D3485944		1,000
D3495745		1,000
D3500730		1,000
D3504841		4,000
D3509924		4,000
D3510965		1,000
D3513395		2,000
D3513956		1,000
D3514227		5,000
D3520146		1,000
D352415A		6,000
D3533469		1,000
D3535062		1,000
D3538770		1,000
D3539084		1,000
D3541615		4,000
D3543154		1,000
D3544150		6,000

身份證明文件編號		將有條件配發的公開發售股份數目
D3973191	D354424A	
		5,000
D3975089		1,000
D3977049		1,000
D3979378		2,000
D3985653		3,000
D3986412		1,000
D3987311		1,000
D399041A		1,000
D3993338		1,000
D3996892		1,000
D3999247		7,000
D400012A		1,000
D4003706		1,000
D4004893		1,000
D4011660		1,000
D4012632		1,000
D401466A		4,000
D4015801		5,000
D4016638		1,000
D4017774		1,000
D4023154		1,000
D4023529		1,000
D4026471		1,000
D4026730		1,000
D4029497		1,000
D403461A		1,000
D4036590		1,000
D4038291		3,000
D4039034		12,000
D4039093		1,000
D4042361		1,000
D4044127		2,000
D4044259		1,000
D4048491		1,000
D405291A		1,000
D4060076		2,000
D4062842		1,000
D4063644		3,000
D4067070		6,000
D4069006		3,000
D407560A		1,000
D4076622		2,000
D407705A		6,000
D4077637		12,000
D4080107		4,000
D4081359		1,000
D4089341		2,000
D4096895		1,000
D4097212		5,000
D4098308		1,000
D4101996		6,000
D4104286		4,000
D4104839		2,000
D4108818		1,000
D4117965		1,000
D4118511		2,000
D4120125		1,000
D4120621		1,000
D4121008		5,000
D4124651		1,000
D4125089		1,000
D4142056		1,000
D4146337		2,000
D4154062		1,000
D4164858		2,000
D4169086		2,000
D4169884		1,000
D4174373		1,000
D4181159		1,000
D4181868		1,000
D4187122		1,000
D4189346		1,000
D420289A		2,000
D4205775		1,000
D4207816		1,000
D4207980		2,000
D4207999		1,000
D4208049		1,000
D4216890		3,000
D4218648		2,000
D4224648		4,000
D4225032		3,000
D4227329		1,000
D4229704		5,000
D422997		1,000
D4230966		1,000
D4232411		1,000
D4237499		1,000
D4237510		2,000
D424133A		1,000
D4245327		1,000
D424911A		2,000
D4252730		1,000
D4252978		1,000
D4256094		2,000
D4257406		1,000
D4258550		1,000
D4261098		1,000
D4261578		1,000
D4261640		1,000
D4268998		1,000
D4276680		6,000
D427775A		1,000
D4281072		1,000
D4283091		1,000
D4284934		3,000
D4285086		1,000
D4285922		2,000
D4286481		1,000
D4288751		2,000
D4289596		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
D4767854		1,000
D477026A		3,000
D4772807		2,000
D4773749		1,000
D4777361		6,000
D4781334		1,000
D4782446		1,000
D4783906		1,000
D4786271		2,000
D4786441		1,000
D478726A		1,000
D478936A		1,000
D4793316		6,000
D4797583		1,000
D4799977		2,000
D4808011		4,000
D4810539	A1772921	1,000
D4812027		1,000
D4813643		1,000
D4820984		1,000
D4824939		1,000
D4826443		1,000
D4831137		2,000
D4836678		1,000
D4836902		3,000
D4847823		1,000
D4858086		1,000
D4858302		1,000
D4861648		3,000
D4873727		1,000
D4875266		2,000
D4881134		1,000
D4881258		1,000
D4881533		5,000
D488267A		1,000
D4886934		3,000
D4887744		1,000
D4890249		1,000
D4890710		1,000
D4892942		1,000
D4898002		2,000
D489905A		2,000
D4899947		1,000
D4902433		2,000
D4903006		1,000
D490536A		1,000
D4913303		2,000
D4916043		1,000
D4917716		1,000
D4921276		1,000
D4924097		1,000
D4924518		3,000
D4924917		1,000
D4931077		1,000
D4935730		1,000
D4938217		1,000
D4940564		1,000
D4946481		2,000
D4954247		1,000
D4955073		1,000
D4963157		1,000
D4966938		2,000
D4976232		2,000
D4978197		3,000
D497860A		1,000
D4980701		2,000
D4980965		1,000
D4981112		3,000
D4990774		3,000
D4993099		1,000
D4995547		1,000
D4996969		2,000
D5000581		1,000
D5005028		1,000
D5006024		4,000
D5006628		1,000
D5011494		1,000
D501292A		1,000
D5016143		2,000
D5028168		1,000
D5031266		2,000
D5036594		6,000
D5039178		3,000
D5044309		1,000
D5044333		1,000
D5045461		1,000
D5053510		1,000
D5055696		1,000
D505570A		2,000
D5055718		3,000
D5057729		1,000
D506041A		1,000
D5061696		1,000
D5068119		3,000
D506816A		2,000
D5068836		1,000
D5070636		1,000
D507206A		1,000
D5078025		2,000
D5079145		1,000
D5081778		1,000
D508355A		1,000
D5087970		1,000
D5093970		1,000
D5096880		1,000
D5098611		2,000
D5101833		2,000
D5102481		1,000
D5106564		7,000
D5114005		1,000
D5116202		5,000
D5126437		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
D5528470		1,000
D5529086		1,000
D5541213		1,000
D5541612		2,000
D5544557		2,000
D5547890		5,000
D5549605		1,000
D5552312		1,000
D5554919		1,000
D5563381		1,000
D5568294		1,000
D5582750		2,000
D5591601		1,000
D559161A		1,000
D5592020		2,000
D5593388		1,000
D5593663		1,000
D5613281		2,000
D5614210		3,000
D5616078		1,000
D5617333		7,000
D5623511		4,000
D5629536		1,000
D5637679		1,000
D5638519		6,000
D5639515		5,000
D5640459		2,000
D5650306		1,000
D5661383		2,000
D5664056		1,000
D566532A		1,000
D5667063		6,000
D5671141		1,000
D567230A		1,000
D5682127		2,000
D5683468		7,000
D5686637		2,000
D5688680		1,000
D5690286		1,000
D5690766		1,000
D5701954		6,000
D5711089		2,000
D5712050		3,000
D5715947		1,000
D5721874		2,000
D5725144		1,000
D5731799		1,000
D5731802		3,000
D5734712		1,000
D5735662		2,000
D5740070		1,000
D5743193		1,000
D5743665		1,000
D5744440		1,000
D5744939		1,000
D5745757		17,000
D5753059		12,000
D5761558		4,000
D5781281		1,000
D5782040		1,000
D578941A		1,000
D5792593		1,000
D5794561		1,000
D5794987		3,000
D5799822		1,000
D580477A		1,000
D580987		1,000
D5810575		1,000
D5814317		2,000
D581483A		3,000
D5824029		1,000
D5824592		1,000
D5824703		2,000
D5831564		5,000
D583170A		2,000
D5832269		1,000
D5834601		1,000
D5835039		1,000
D5836701		1,000
D5839751		1,000
D5840717		1,000
D5843023		1,000
D5847010		6,000
D5852448		1,000
D5852626		2,000
D586067A		1,000
D5862400		1,000
D5867712		4,000
D5870853		2,000
D5871701		1,000
D5872333		1,000
D5872996		3,000
D5881308		1,000
D5887500		1,000
D5895600		2,000
D5896976		1,000
D5906386		3,000
D590748A		1,000
D5908176		1,000
D5909725		2,000
D5911851		2,000
D5916039		1,000
D5921199		1,000
D5925119		1,000
D5925283		1,000
D5927588		1,000
D592967A		1,000
D5934215		5,000
D5939268		1,000
D5939551		1,000
D5942045		1,000
D5945594		4,000

身份證明文件編號		將有條件配發的公開發售股份數目
D6500332		1,000
D6504613		1,000
D6512160		7,000
D651466A		1,000
D6517421		1,000
D6522263		4,000
D6529497		1,000
D6540563		1,000
D6556532		1,000
D6556958		12,000
D6557415		1,000
D6560696		1,000
D6564381		1,000
D6574549		3,000
D6584226		1,000
D6588035		4,000
D659051A		2,000
D6590676		3,000
D6594124		3,000
D6595848		1,000
D6596542		1,000
D659972A		1,000
D6600531		1,000
D6600884		2,000
D6606726		1,000
D6620028		3,000
D6620583		2,000
D6622020		2,000
D6625992		1,000
D6631933		1,000
D6634428		1,000
D663455A		1,000
D6639519		3,000
D6644717		2,000
D6647295		2,000
D6657371		2,000
D6664890		1,000
D667666A		1,000
D6686533		1,000
D668865A		1,000
D6689419		1,000
D6695338		1,000
D6702490		1,000
D6704469		5,000
D6704523		4,000
D6707247		3,000
D6709738		1,000
D6713808		3,000
D6713816		1,000
D6721495		1,000
D6731024		6,000
D673161A		1,000
D6736131		1,000
D6739505		1,000
D6745157		1,000
D6749136		1,000
D6750991		1,000
D6757430		3,000
D6762205		2,000
D6767193		2,000
D6769315		1,000
D6782958		1,000
D6787534		1,000
D6787674		1,000
D6789618		1,000
D6790012		1,000
D6798145		1,000
D6805265		1,000
D6807004		2,000
D6813136	D7009284	4,000
D682183A		1,000
D6822593		3,000
D6825320		1,000
D6826483		1,000
D6842845		5,000
D6845585		1,000
D6854193		1,000
D6867120		1,000
D6870881		1,000
D687870A		1,000
D6879218		2,000
D6879269		1,000
D6882103		2,000
D6891153		1,000
D6891161		2,000
D6893199		2,000
D6896848		1,000
D6903100		1,000
D6904182		2,000
D6912819		1,000
D6927816		1,000
D6930833		1,000
D6931414		1,000
D6950176		1,000
D6950842		1,000
D6964274		1,000
D6978453		1,000
D6979506		1,000
D6979581		1,000
D6980334		3,000
D6991344		1,000
D6993819		1,000
D6996842		2,000
D7005475		1,000
D7006145		1,000
D7007907		1,000
D701170A		2,000
D7014377		1,000
D7014520		1,000
D7015586		1,000
D7018518		1,000
[illegible]		[illegible]

身份證明文件編號		將有條件配發的公開發售股份數目
D8487953		2,000
D8499374		3,000
D8500968		2,000
D8502650		3,000
D8503126		2,000
D8512338		2,000
D8514357		1,000
D8523003		1,000
D852607A		1,000
D852686A		1,000
D8536628		1,000
D8540757		1,000
D8541176		1,000
D8544507		3,000
D8551376		1,000
D8551511		1,000
D8553522		1,000
D8559156		1,000
D8576298		1,000
D8578460		1,000
D8578746		1,000
D8579025		2,000
D8591939		2,000
D8596620		1,000
D8598399		1,000
D9859298		1,000
E0004654		1,000
E0021222		1,000
E0031147		1,000
E0037420		1,000
E0067133		1,000
E0071947		2,000
E0083619		1,000
E0084852		1,000
E0087142		1,000
E0110756		1,000
E0124668		1,000
E0164171		2,000
E0173707		1,000
E0193252		6,000
E0203630		1,000
E0215248		1,000
E0217488		3,000
E0222951		1,000
E0239104		1,000
E024518A		1,000
E0245473		1,000
E0262548		1,000
E0284975		1,000
E0294784		1,000
E0314726		2,000
E0315811		1,000
E0316389		2,000
E0321900		1,000
E0333526		2,000
E033624A		1,000
E0345346		12,000
E0346814		1,000
E0347071		1,000
E0392549		1,000
E0392603		1,000
E0421247		1,000
E0428519		1,000
E0430564		1,000
E0434446		1,000
E0435906		2,000
E0462504		1,000
E0468650		2,000
E0476629		1,000
E0496794		1,000
E0514210		2,000
E0516124		6,000
E052304A		1,000
E0548727		1,000
E0553836		1,000
E0560115		1,000
E0564366		1,000
E056661A		1,000
E0570463		1,000
E0574086		2,000
E0586823		2,000
E0588656		1,000
E060983		1,000
E0618164		1,000
E0623133		1,000
E0637037		1,000
E0640003		1,000
E0660004		2,000
E0661957		1,000
E0706810		1,000
E0717529		4,000
E0740547		1,000
E0752278		6,000
E0780700		1,000
E0781073		2,000
E0785125		1,000
E0786172		1,000
E0789996		1,000
E0808788		1,000
E0824686		1,000
E0835661		1,000
E0843117		1,000
E0852450		1,000
E0857711		1,000
E0885316	E0978551	1,000
E0888218		1,000
E0897616		1,000
E0898175		1,000
E0902067		1,000
E0905198		1,000
E0907190		1,000
[illegible]		[illegible]

身份證明文件編號		將有條件配發的公開發售股份數目
E1858428		1,000
E1865815		1,000
E1866854		1,000
E1871513		1,000
E1873818		4,000
E1878003		6,000
E1882442		1,000
E1885077		1,000
E1886340		3,000
E1889935		2,000
E1893096		2,000
E1902591		4,000
E190813		6,000
E1916290		3,000
E1933632		1,000
E1936151		1,000
E1951878		1,000
E1954206		1,000
E1959178		1,000
E1961520		3,000
E1966492		2,000
E1968320		1,000
E1974533		1,000
E1976269		1,000
E1996383		2,000
E1997398		1,000
E2020959		1,000
E2034143		3,000
E2037649		3,000
E2038149		1,000
E2040380		1,000
E2043770		3,000
E2050254		1,000
E2060209		1,000
E2069257		2,000
E2072681		2,000
E210804A		1,000
E2112179		1,000
E2120333		2,000
E2127214		3,000
E2127710		3,000
E2132439		2,000
E2139670		1,000
E2144011		2,000
E2146952		5,000
E215615A		1,000
E2156303		1,000
E2159124		2,000
E2164330		6,000
E2165310		1,000
E2173313		1,000
E217834A		1,000
E2184846	B8240472	1,000
E2195643		1,000
E2203786		1,000
E2204189		4,000
E2207730		16,000
E2209083		1,000
E2222764		1,000
E222354A		6,000
E2224031		3,000
E2224449		1,000
E2226581		1,000
E2227081		1,000
E2227677		1,000
E223178A		3,000
E2239373		1,000
E2241637		2,000
E2242226		1,000
E2242358		1,000
E2258270		1,000
E2258998	A0622209	3,000
E2259390		3,000
E2260321		5,000
E2267369		3,000
E2267393		1,000
E2268756		1,000
E2271056		1,000
E2275000		6,000
E2278174		1,000
E2280578		1,000
E2283488		1,000
E2300986		4,000
E230714A		1,000
E2322963		1,000
E2323420		5,000
E2323595		1,000
E2326799		3,000
E2328287		1,000
E2335275		3,000
E2336697		1,000
E233791A		2,000
E2338444		2,000
E2342417		2,000
E236870A		4,000
E2368939		1,000
E2375145		1,000
E2379043		1,000
E2380602		1,000
E2382036		3,000
E2402673		1,000
E2408949		3,000
E2440826		1,000
E244614A		2,000
E2446468		1,000
E2449483		1,000
E2478661		1,000
E2483339		1,000
E2485110		1,000
E2489469		1,000
E2494942		1,000
[illegible]		5,000

身份證明文件編號		將有條件配發的公開發售股份數目
E3272390		12,000
E3295633		6,000
E3302958		1,000
E331297A		1,000
E332241A		1,000
E3325923		1,000
E3333314		2,000
E3335562		3,000
E3340191		1,000
E334104A		2,000
E3344731		1,000
E3345010		1,000
E3345266		6,000
E3350642		1,000
E336676A		4,000
E3367170		1,000
E3369114		2,000
E3370333		2,000
E3372786		1,000
E3376722		1,000
E3383591		2,000
E3387058		22,000
E3391699		2,000
E3395166		3,000
E3397355		2,000
E3400550		1,000
E3417879		6,000
E3419855		3,000
E3421590		1,000
E3428153		1,000
E3430840		5,000
E3433688		1,000
E3439430		1,000
E3445333		4,000
E3452437		3,000
E345264A		4,000
E3462491		3,000
E3463161		3,000
E3463358		1,000
E3464230		1,000
E3467930		1,000
E3470362		1,000
E3472217		3,000
E3476883		1,000
E3482344		1,000
E3484037		1,000
E3485300		3,000
E3489179		1,000
E3505573		1,000
E3507770		1,000
E3509935		1,000
E351047A		2,000
E3531329		1,000
E3537777		1,000
E3543068		2,000
E356085A		1,000
E356331A		1,000
E3568729		1,000
E3579305		2,000
E359536A		1,000
E3603370		1,000
E3605004		1,000
E3605748		1,000
E3608402		1,000
E3612515		1,000
E3619927	H3440712	2,000
E3630580		26,000
E3642694		2,000
E3645529		1,000
E3646037		1,000
E3666615		3,000
E3675460		1,000
E369113A		1,000
E3691954		1,000
E3693825		2,000
E3695828		1,000
E3698738		1,000
E3700104		5,000
E3739914		6,000
E3745817		2,000
E3747135		1,000
E3747720		1,000
E3750314		1,000
E3757149		3,000
E3767500		1,000
E3771591		1,000
E3779185		1,000
E3781333		2,000
E3783859		1,000
E3784499		2,000
E3789644		1,000
E3807944		1,000
E3815130		1,000
E381682A		4,000
E381780A		2,000
E3818601		2,000
E3820010		3,000
E3820565		1,000
E3825322		4,000
E383884A		1,000
E3841417		1,000
E3841468		5,000
E384212A		1,000
E3842715		1,000
E3844505		1,000
E3850165		1,000
E385359A		6,000
E385649A		1,000
E3858212		1,000
E3862139		1,000
E3870255		1,000
[illegible]		[illegible]

																		[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1,000	D5102481	1,000	D5934215	5,000	D7014377	1,000	E0898175	1,000	E2183339	1,000	E3835649A	1,000
D1977564	1,000	D2719089	1,000	D3539084	1,000	D4285922	2,000	D5106584	7,000	D5939268	1,000	D7014520	1,000	E0902067	1,000	E2485110	1,000	E3858212	1,000
D1986016	1,000	D272354A	1,000	D3541615	4,000	D4286431	1,000	D5114005	1,000	D5939551	1,000	D7015586	1,000	E0905198	1,000	E2489469	1,000	E3862139	1,000
D1996208	1,000	D2731208	2,000	D3543154	1,000	D4288751	2,000	D5116202	5,000	D5942048	1,000	D7018518	1,000	E0907190	1,000	E2494942	1,000	E3870355	1,000
D1997778	1,000	D2731534	1,000	D3544150	6,000	D4289596	1,000	D5126437	1,000	D5945594	4,000	D7021195	1,000	E0907204	2,000	E2503984	5,000	E3873386	1,000
D2000440	1,000	D2737583	2,000	D3549829	1,000	D4292600	1,000	D5127808	1,000	D5947732	1,000	D7024402	1,000	E0909533	1,000	E2506983	4,000	E3877403	1,000
D2001390	5,000	D2746361	1,000	D3553699	1,000	D4295685	2,000	D5128723	1,000	D595044A	1,000	D7028629	1,000	E0911113	1,000	E2511138	1,000	E3882903	1,000
D2003504	2,000	D2748208	4,000	D3555276	1,000	D4297564	1,000	D5130000	1,000	D5971161	1,000	D7034742	1,000	E0911414	1,000	E2519465	2,000	E3888359	1,000
D2004217	1,000	D2754577	1,000	D355573A	3,000	D4308183	1,000	D5130787	1,000	D5971250	2,000	D7037361	1,000	E0919520	1,000	E2522016	1,000	E3889940	3,000
D2006929	7,000	D2756340	1,000	D3558968	1,000	D4313683	2,000	D5130957	2,000	D5971757	2,000	D7052058	2,000	E0929054	1,000	E2522636	1,000	E3890604	2,000
D2008336	6,000	D2757002	1,000	D3567673	3,000	D4314531	1,000	D5132143	2,000	D5980675	1,000	D7053968	1,000	E0935402	1,000	E2537501	1,000	E3893956	6,000
D201073A	6,000	D2766753	1,000	D3571514	2,000	D4315244	1,000	D5136793	1,000	D598381A	1,000	D7055227	1,000	E0953400	2,000	E2542300	1,000	E389801A	2,000
D2016533	1,000	D2777208	7,000	D3581358	1,000	D4315317	1,000	D5143870	1,000	D5987238	1,000	D7061626	2,000	E096089A	1,000	E2543617	1,000	E3902491	1,000
D2016606	2,000	D2777313	1,000	D3588735	1,000	D4317549	1,000	D5146802	4,000	D5987971	3,000	D7064692	1,000	E0963740	1,000	E2544141	24,000	E3904192	2,000
D2018595	1,000	D2778816	1,000	D3590268	1,000	D4322232	2,000	D5148902	1,000	D5997373	1,000	D7066199	1,000	E0981447	1,000	E2551016	1,000	E3906896	1,000
D2019524	1,000	D2784859	3,000	D3592449	1,000	D4329873	1,000	D5150133	1,000	D6000097	1,000	D7066326	5,000	E0982222	7,000	E2556158	1,000	E3911210	2,000
D201980A	1,000	D2785278	1,000	D3594743	1,000	D4343442	1,000	D5153302	1,000	D600792A	7,000	D7067616	1,000	E098733A	3,000	E2600955	1,000	E3912020	1,000
D2022576	1,000	D2785472	5,000	D3598498	1,000	D4349033	2,000	D5159300	1,000	D6025545	2,000	D7068620	4,000	E0988689	1,000	E2613704	6,000	E391743A	1,000
D2023661	3,000	D2795826	1,000	D3609198	1,000	D4354266	2,000	D516276A	1,000	D6028269	1,000	D7069546	1,000	E0992023	1,000	E2625265	2,000	E3918894	1,000
D2028167	1,000	D2799732 E8983450	1,000	D3613012	1,000	D4354606	5,000	D5172447	2,000	D6031138	3,000	D707969A	1,000	E1006405	3,000	E2640361	1,000	E3919386	1,000
D2032342	1,000	D2800080	2,000	D3614647	1,000	D4378076	1,000	D5172781	1,000	D6040404	4,000	D750014A	1,000	E1020521	1,000	E2642267	1,000	E3926986	1,000
D2035511	1,000	D2802520	1,000	D3620663	1,000	D4381611	1,000	D5173095	1,000	D6052607	1,000	D7502797	1,000	E1039095	1,000	E2649490	2,000	E3931246	6,000
D2041702	1,000	D280275A	3,000	D3621163	1,000	D4386532	2,000	D5175527	1,000	D6059326	1,000	D7503068	1,000	E108502A	1,000	E2656381	2,000	E3931815	1,000
D2046351	2,000	D280776A	3,000	D3635210	2,000	D4387075	1,000	D5182876	1,000	D6061827	1,000	D7503181	1,000	E1087960	1,000	E2661512	1,000	E3933710	2,000
D2049369	6,000	D2810353	2,000	D3637825	1,000	D4399871	2,000	D5188351	1,000	D6062904	3,000	D7503912	2,000	E1088282	1,000	E2665739	1,000	E393671A	6,000
D2051762	2,000	D2812755	4,000	D3638724	5,000	D4403690	1,000	D518870A	3,000	D6062912	5,000	D7504005	3,000	E1099152	1,000	E2688127	4,000	E3938690	2,000
D2052203	3,000	D281491A	1,000	D364032A	1,000	D4408935	1,000	D5194688	3,000	D6064427	1,000	D7507977	4,000	E1100568	1,000	E2709426	1,000	E3939425	1,000
D2058279	1,000	D2815681	2,000	D3642012	4,000	D4409508	6,000	D5202869	1,000	D6069577	1,000	D7508868	1,000	E1109522	1,000	E2717402	3,000	E3944348	1,000
D2060532	1,000	D2822513	1,000	D3645747	1,000	D4410336	3,000	D521672A	1,000	D6077235	3,000	D751356A	1,000	E1110644	1,000	E2719138	1,000	E3945778	1,000
D2066301	2,000	D2823269	1,000	D3650732	1,000	D4413602	2,000	D5229856	1,000	D6097678	2,000	D7515139	1,000	E112937A	1,000	E2727092	5,000	E3950747	1,000
D2069629	1,000	D2824338	1,000	D3655025	1,000	D4422121	1,000	D5231532	1,000	D6109242	2,000	D7516461	2,000	E1130114	2,000	E2729524	2,000	E3953835	1,000
D2074657	6,000	D2828287	1,000	D3668410	1,000	D442759A	5,000	D5236798	6,000	D6118063	1,000	D7517972	1,000	E1132060	1,000	E2732894	1,000	E3953851	3,000
D2082153	1,000	D2831504	1,000	D3670792	2,000	D4437331	1,000	D524250A	1,000	D6118241	1,000	D7524200	1,000	E1138344	1,000	E273420A	1,000	E3955099	1,000
D2087945	1,000	D2831873	1,000	D3672159	1,000	D4439598	1,000	D5243115	1,000	D6120793	2,000	D7524820	1,000	E1144719	1,000	E2744132	1,000	E396182A	1,000
D2102529	1,000	D2832942	2,000	D3674097	2,000	D4442521	1,000	D5246998	1,000	D6122575	1,000	D7525061	1,000	E115479A	1,000	E2749568	1,000	E3970586	1,000
D2106885	2,000	D2840414	2,000	D3675166	1,000	D4444974	1,000	D5248540	1,000	D6123989	1,000	D752913A	1,000	E1158345	1,000	E275720A C6267090	7,000	E3984374	1,000
D2107393	2,000	D2840708	1,000	D368226A	1,000	D4446470	2,000	D5249202	2,000	D6126848	1,000	D8005754	6,000	E1166208	1,000	E2763218	1,000	E3985788	1,000
D2107997	2,000	D2841720	1,000	D3683835	1,000	D4448317	1,000	D5249873	1,000	D6128042	1,000	D8005789	1,000	E1179512	1,000	E2786358	6,000	E3992237	2,000
D2112036	1,000	D284455A	2,000	D3685773	1,000	D4468369	1,000	D5257299	1,000	D6128417	1,000	D8008583	1,000	E1204762	1,000	E2788199	4,000	E3997417	1,000
D2117011	1,000	D2846803	1,000	D3686486	1,000	D4468652	1,000	D5258678	1,000	D6131655	1,000	D8009865	1,000	E1208474	6,000	E2793273	1,000	E4002486	1,000
D2119634	2,000	D2847443	4,000	D3687466	1,000	D4470401	2,000	D525950A	1,000	D6140794	1,000	D8011711	1,000	E1213656	3,000	E2808815	1,000	E4011892	1,000
D2122279	1,000	D2851297	1,000	D3691846	1,000	D4471165	1,000	D5263507	3,000	D6145273	1,000	D8014680	2,000	E1229641	6,000	E2818217	2,000	E4014263	1,000
D2123593	1,000	D285573A	7,000	D3694802	1,000	D4488467	2,000	D5265100	1,000	D6145885	1,000	D801821A	1,000	E1236451	1,000	E2819434	1,000	E402580A	2,000
D2125332	1,000	D2861519	1,000	D3700926	4,000	D4488718	1,000	D5266794	1,000	D6146474	1,000	D8023221	1,000	E1241919	1,000	E2827321	1,000	E4040825	2,000
D2125340	1,000	D2862701	5,000	D371515A	1,000	D4492782	1,000	D5269025	1,000	D6147853	1,000	D8037656	1,000	E1251833	1,000	E2830187	1,000	E4056535	1,000
D2125472	1,000	D2867363	1,000	D3716407	2,000	D4500181	5,000	D5277001	1,000	D6149376	1,000	D8052337	1,000	E125476A	4,000	E2834123	1,000	E4060516	3,000
D2125553	1,000	D287744A	1,000	D3718515	1,000	D4503008	1,000	D5287724	1,000	D6149422	1,000	D805593A	1,000	E1255820	5,000	E2836460	1,000	E4060850	1,000
D2127483	1,000	D2877458	2,000	D3720277	1,000	D4508018	2,000	D528958	1,000	D6159576	1,000	D8058319	5,000	E1259524	1,000	E2842746	1,000	E4069025	1,000
D2131073	1,000	D2878063	1,000	D373779A	1,000	D4512651	3,000	D5289832	1,000	D6167560	1,000	D806632A	1,000	E128362A	1,000	E2848051	12,000	E406936A	1,000
D213241A	2,000	D2882419	2,000	D3745873	4,000	D4513801	5,000	D5292051	1,000	D6168621	2,000	D8070777	1,000	E1287161	2,000	E2852040	1,000	E4076110	2,000
D2139988	1,000	D2882958	1,000	D3749445	2,000	D452160A	1,000	D5302421	1,000	D6170545	3,000	D8076392	5,000	E1297736	1,000	E2860817	1,000	E4086159	1,000
D2140536	1,000	D2886309	1,000	D3753639	1,000	D4522053	3,000	D5304807	2,000	D6171376	1,000	D8094420	1,000	E1298724	1,000	E2870472	1,000	E4087082	1,000
D2141567	1,000	D2886600	3,000	D3753647	6,000	D4529449	1,000	D5310017	1,000	D6175539	5,000	D8112617	3,000	E1299445	1,000	E2877272	3,000	E4092116	1,000
D2148502	1,000	D288943A	2,000	D375516A	1,000	D4531389	1,000	D5310157	1,000	D6196390	1,000	D8117412	1,000	E1303604	1,000	E287740A	1,000	E4095344	1,000
D2151740	1,000	D2896568	2,000	D3755712	2,000	D4536755	1,000	D5310556	6,000	D6202072	1,000	D8127604	2,000	E1320495	1,000	E2891682	2,000	E4099331	1,000
D2152178	2,000	D2899389	1,000	D3759548	1,000	D4550839	1,000	D5328080	1,000	D6203206	2,000	D8138207	3,000	E1333074	1,000	E2891852	2,000	E4099366	1,000
D2154596	17,000	D2906547	1,000	D3760147	2,000	D4556683	2,000	D5330530	1,000	D6204229	1,000	D8144118	1,000	E1351307	3,000	E2895750	4,000	E4099757	4,000
D2160731	1,000	D2906857	1,000	D376052A	4,000	D4566654	3,000	D5333335	1,000	D6207805	2,000	D8153907	2,000	E1353091	2,000	E2896846	1,000	E4102723	1,000
D2168481	5,000	D2914760	1,000	D3760910	7,000	D456676A	6,000	D5334544	1,000	D6213465	1,000	D815587A	2,000	E1367122	1,000	E2897451	1,000	E410761A	1,000
D2171342	5,000	D2916607	1,000	D3760929	4,000	D4572581	2,000	D5339112	1,000	D621531A	3,000	D8166103	1,000	E1375311	3,000	E2900614	2,000	E4109493	1,000
D2171350	1,000	D2917433	1,000	D3763669	2,000	D457598A	1,000	D5341974	1,000	D6215700	2,000	D8168106	1,000	E1376911	7,000	E2910717	3,000	E4124905	2,000
D2182824	4,000	D2921856	1,000	D3770509	1,000	D4578350	1,000	D5345023	1,000	D622050A	1,000	D8173150	2,000	E1396831	1,000	E2915867	12,000	E4130247	6,000
D2188873	1,000	D2924936	3,000	D3771661	3,000	D4590342	3,000	D5348197	3,000	D6221077	1,000	D8173312	1,000	E1410664	5,000	E2917266	1,000	E4131227	1,000
D2188881	1,000	D2930022	1,000	D3772137	1,000	D4591926	3,000	D5349738	1,000	D6231099	1,000	D817386A	4,000	E1418886	1,000	E2929868	3,000	E4134641	1,000
D2190630	1,000	D2932130	1,000	D3774911	5,000	D4596596	1,000	D5355959	1,000	D6231250	1,000	D8187194	1,000	E1423758	1,000	E293389A	1,000	E414387A	1,000
D2194822	1,000	D2932408	1,000	D3794300	5,000	D4598890	1,000	D5357374	1,000	D6231803	1,000	D8187984	1,000	E1423871	1,000	E2939618	1,000	E4144140	1,000
D2200032	1,000	D2934974	2,000	D379534A	4,000	D4599277	6,000	D5369658	1,000	D6233253	1,000	D8192554	2,000	E142665A	1,000	E2954749	1,000	E4146046	2,000
D220240A	2,000	D2936640	2,000	D3797601	1,000	D4611196	1,000	D5371822	2,000	D6237798	1,000	D8198552	1,000	E1433044	1,000	E2965481	1,000	E4152402	1,000
D2202973	1,000	D2941253	1,000	D3801307	1,000	D4612451	2,000	D5372349	1,000	D6248919	1,000	D819882A	7,000	E1436531	1,000	E2998479	1,000	E4153468	5,000
D2203740	3,000	D2941385	5,000	D3804063	1,000	D461456A	1,000	D5372527	1,000	D6251626	1,000	D8199427	1,000	E1437902	1,000	E3009606	2,000	E4158400	3,000
D2205557	1,000	D294306A	7,000	D380604A	3,000	D4619251	1,000	D5381267	1,000	D6257381	1,000	D8206334	2,000	E1448521	1,000	E3011716	1,000	E4161258	1,000
D2210623	2,000	D295682A	1,000	D3808093	1,000	D4620233	1,000	D538150A	1,000	D6262113	1,000	D820708A	1,000	E1452790	1,000	E3013964	1,000	E4169283	1,000
D2213215	1,000	D2961920	2,000	D3815480	2,000	D4620241	1,000	D5382883	1,000	D626437A	1,000	D8214566	1,000	E1453983	2,000	E3028392	3,000	E4172357	2,000
D2221277	1,000	D2963230	1,000	D3817025	1,000	D4622252	1,000	D538388A	1,000	D6270973	2,000	D8217050	2,000	E1465876	2,000	E3038258	1,000	E4176468	3,000
D2221625	1,000	D2964369	1,000	D3818161	2,000	D4623941	1,000	D5384029	3,000	D6280790	1,000	D8225193	6,000	E1468077	1,000	E3041283	1,000	E4180058	1,000
D2223660	6,000	D2972191	1,000	D3821030	1,000	D4625154	1,000	D5391513	3,000	D6283641	2,000	D8229202	3,000	E1468956	3,000	E3042468	1,000	E4180678	1,000
D2224284	5,000	D2978785	1,000	D3821235	1,000	D4636903	1,000	D5392315	1,000	D6287779	1,000	D8233757	1,000	E148904A	1,000	E3043383	1,000	E4184193	1,000
D2224977	3,000	D2983878	3,000	D3826377	1,000	D464194A	6,000	D5399026	2,000	D6292764	1,000	D8236217	1,000	E1492318	6,000	E3043588	6,000	E4190452	1,000
D222733A	1,000	D298632A	3,000	D3827101	2,000	D4648081	2,000	D5404887	4,000	D6293620	2,000	D8238120	1,000	E1493020	2,000	E3047869	1,000	E419525A	2,000
D2227798	1,000	D2987008	5,000	D3828450	2,000	D4650841	1,000	D5404968	1,000	D6295259	1,000	D8242764	1,000	E1494302	3,000	E3051629	2,000	E4201063	3,000
D2227828	1,000	D2987075	2,000	D3833594	1,000	D4653182	3,000	D5405425	2,000	D6296697	1,000	D825147A	1,000	E1503891	1,000	E3052633	6,000	E4202884	1,000
D2227909	1,000	D2987288	1,000	D3834396	1,000	D4658559	2,000	D5408017	2,000	D6303111	4,000	D8258172	1,000	E1504251	1,000	E3054296	3,000	E4202906	1,000
D2229944	1,000	D2987377	1,000	D3835155	5,000	D4660529	1,000	D541050A	1,000	D6312064	1,000	D8264989	5,000	E1505215	1,000	E3055217	1,000	E4220300	1,000
D2230802	4,000	D2993784	1,000	D3840647	1,000	D4665172	4,000	D5421323	1,000	D6314482	1,000	D8267309	7,000	E1508206	1,000	E3056604	2,000	E422960A	1,000
D2230896	3,000	D3000436	1,000	D3843123	1,000	D4665512	1,000	D5426015	1,000	D6318631	1,000	D8284025	1,000	E1508931	1,000	E3069382 E3871049	1,000	E4232368	2,000
D2233445	2,000	D3000460	1,000	D3859771	2,000	D4668686	2,000	D5432023	1,000	D6327681	1,000	D8290211	1,000	E153780A	2,000	E307906A	1,000	E4241820	1,000
D2235596	1,000	D3007430	1,000	D386158A	7,000	D4671059	1,000	D5436819	1,000	D6329714	1,000	D829506A	1,000	E1540452	4,000	E3092945	1,000	E4242088	1,000
D2241472	6,000	D3009263	2,000	D3863949	3,000	D4671164	1,000	D5438609	2,000	D6332839	1,000	D8298875	1,000	E1552086	5,000	E3098900	1,000	E4245427	4,000
D2247373	1,000	D3016642	1,000	D3865585	1,000	D4673388	1,000	D5439389	1,000	D6335951	1,000	D8300330	4,000	E1555530	1,000	E3103262	1,000	E4247470	3,000
D2250927	2,000	D3017967	1,000	D3877931	1,000	D4681577	1,000	D5446644	2,000	D6339299	1,000	D830137A	1,000	E1571730	1,000	E3112016	1,000	E4253195 E6984383	1,000
D2253292	1,000	D3022510	1,000	D3883249	1,000	D4683626	1,000	D5449996	1,000	D6346171	1,000	D8315095	1,000	E158980A	1,000	E3112199	1,000	E4254396	1,000
D225390A	1,000	D3026737	1,000	D3883893	6,000	D4683685	2,000	D5452350	1,000	D6350071	1,000	D8320161	3,000	E1590077	1,000	E3121074	1,000	E4263247	1,000
D2257093	1,000	D3031447	3,000	D3885373	1,000	D4687532	3,000	D5453942	1,000	D6355286	1,000	D8331090	1,000	E1604361	1,000	E313401A	1,000	E4263980	1,000
D225714A	1,000	D3044689	4,000	D3887945	1,000	D4690452	1,000	D545597A	1,000	D6356703	1,000	D8343994	2,000	E1619539	2,000	E3143906	1,000	E4272823	3,000
D2260124	1,000	D305269A	1,000	D3888232	1,000	D4693966	1,000	D5457158	2,000	D6371591	1,000	D8344346	1,000	E1627175	1,000	E3146417	1,000	E4279437	5,000
D2261872	1,000	D3053181	1,000	D3893414	1,000	D4695659	5,000	D5458510	2,000	D6388443	1,000	D8345717	1,000	E1640961	1,000	E3159292	4,000	E4283507	7,000
D2267463	1,000	D3058051	1,000	D389478A	1,000	D4695691	1,000	D5459193	1,000	D6389113	1,000	D8361887	2,000	E1659298	1,000	E3159403	1,000	E4288150	2,000
D2268133	2,000	D3059848	5,000	D3901204	1,000	D469668A	1,000	D5463271	1,000	D6392726	1,000	D8368164	2,000	E1662906	1,000	E3161645	2,000	E4294126	1,000
D2269571	1,000	D3063292	5,000	D3904238	1,000	D4701829	5,000	D5464944	1,000	D6394257	1,000	D8370894	1,000	E1664933	1,000	E3165578	3,000	E4302390	1,000
D2274591	1,000	D3069932	1,000	D3905609	2,000	D4701853	1,000	D5465592	1,000	D6398910	1,000	D8380571	3,000	E1683547	1,000	E3171357	1,000	E4305810	1,000
D2281563	1,000	D3073964	1,000	D3906494	1,000	D4708599	1,000	D5471576	1,000	D6403906	1,000	D8393711	1,000	E1715627	1,000	E3180194	3,000	E4306590	1,000
D2283256	1,000	D3074804	2,000	D3908802	2,000	D4709102	1,000	D5472351	4,000	D6404007	6,000	D8396435	1,000	E1738252	1,000	E3191528	1,000	E4307368	1,000
D2283655	1,000	D3074847	1,000	D3909442	1,000	D4718292	2,000	D5478112	1,000	D6410988	6,000	D8397555	1,000	E1744724	1,000	E3194268	2,000	E4310172	2,000
D2284635	2,000	D3079741	1,000	D3924719	1,000	D4723598	1,000	D5481342	1,000	D6415238	3,000	D840280A	1,000	E1744961	2,000	E3201299	1,000	E4316200	1,000
D2287375	1,000	D308186A	6,000	D3926541	3,000	D4727372	1,000	D5490058	1,000	D6415904	1,000	D8408352	4,000	E1745208	1,000	E3201620	1,000	E4319218	1,000
D2287448	1,000	D3093345	1,000	D3927785	1,000	D4731515	2,000	D5493685	1,000	D6437622	1,000	D8408808	1,000	E1751895	1,000	E320882A	1,000	E4320321	1,000
D2290090	1,000	D3094910	3,000	D3931065	1,000	D4741642	1,000	D5495270	1,000	D6439064	1,000	D8413224	2,000	E1764547	22,000	E3210468	1,000	E432839A	4,000
D2292646	1,000	D3096247	2,000	D3933521	1,000	D4747128	1,000	D549892A	1,000	D6444238	2,000	D8422770	1,000	E1773481	1,000	E321226	1,000	E4333814	2,000
D2294436	1,000	D3099009	1,000	D3934986	4,000	D4749384	1,000	D5502994	1,000	D6449892	2,000	D8435090	7,000	E1788446	1,000	E3215052	3,000	E4337879	2,000
D2294746	1,000	D3119522	3,000	D393918A	1,000	D4752261	1,000	D5504105	1,000	D6455728	1,000	D8440779	2,000	E1791358	1,000	E3218957	1,000	E4338492	1,000
D2296587	2,000	D3119778	1,000	D3940412	2,000	D475471A	1,000	D5504261	1,000	D6455795	1,000	D8445118	1,000	E1793466	1,000	E3225368	1,000	E4339278	2,000
D2306175	1,000	D3121268	1,000	D3950906	1,000	D4755570	1,000	D550430A	1,000	D6455930	1,000	D844765A	1,000	E1800411	1,000	E3230396	2,000	E4344700	1,000
D2312116	7,000	D3124100	1,000	D3951104	5,000	D4756984	1,000	D5505926	1,000	D6462848	1,000	D8450502	3,000	E1809958 E0914723	2,000	E3245342	1,000	E4345383	12,000
D2324149	1,000	D3124879	2,000	D3952240	1,000	D4760140	1,000	D5506682	1,000	D6465383	1,000	D8452777	1,000	E181093A	2,000	E3250664	1,000	E4348382	5,000
D2325072	1,000	D3128211	1,000	D3953670	1,000	D4760345	1,000	D5509875	1,000	D646719A	5,000	D846824A	1,000	E1812479	1,000	E325130A	1,000	E4364221	7,000
D2325552	2,000	D3128262	1,000	D395412A	1,000	D4762658	2,000	D5514771	1,000	D6489401	6,000	D8472573	1,000	E1816024	3,000	E3257081	1,000	E4370515	1,000
D2328764	2,000	D3133045	2,000	D3956726	1,000	D4765339	6,000	D5518815	1,000	D6490973	1,000	D8473367	1,000	E1822199	2,000	E3260481	6,000	E4372593	1,000
D2332974	1,000	D3139949	1,000	D3957757	1,000	D4766238	2,000	D5524483	5,000	D6491597	1,000	D8476358	1,000	E1823063	2,000	E3271866	1,000	E4374170	1,000
D2335922	1,000	D3139957	1,000	D3971083	1,000	D4767250	3,000	D5525625	4,000	D6499369	1,000	D848301A	1,000	E1851946	3,000	E3272110	1,000	E4375479	1,000

第五頁

身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目
E4385113	3,000	E5571123	2,000	E6841884	1,000	E786439A	2,000	E8653457	1,000	E9520167	1,000	G0567352	2,000	G1675000	1,000	G2699779	1,000	G3868574	1,000
E4391679	1,000	E5575110	1,000	E6842058	1,000	E7871434	5,000	E8666435	1,000	E9520396	2,000	G057491A	3,000	G1676910	1,000	G2702990	1,000	G3871559	2,000
E4393736	1,000	E557548A	2,000	E6854013	3,000	E7872287	5,000	E8666575	1,000	E9530707	6,000	G0581843	2,000	G1678719	3,000	G2704764	1,000	G3872083	1,000
E4395402	1,000	E5577431	1,000	E6860595	1,000	E7876177	1,000	E8666826	1,000	E9530839	1,000	G0584478	4,000	G1679057	1,000	G2708573	1,000	G3872822	4,000
E4403510	1,000	E5580386	2,000	E6883293	1,000	E7899282	1,000	E867067A	4,000	E9545941	1,000	G0594155	2,000	G1680179	1,000	G2711752	1,000	G3873020	1,000
E4411122	1,000	E5581404	1,000	E6884923	1,000	E7899584	1,000	E867084A	2,000	E9548029	1,000	G0595321	1,000	G1683100	2,000	G2717564	1,000	G3874302	5,000
E4411432	1,000	E5587291	1,000	E6904045	1,000	E7919917	1,000	E8673423	6,000	E9549831	1,000	G0597936	1,000	G1683119	1,000	G2717920	2,000	G3875023	1,000
E4414229	1,000	E5588247	1,000	E691184A E6898061	2,000	E7924724	2,000	E8674683	1,000	E9553286	1,000	G0598215	1,000	G1686355	2,000	G2721618	1,000	G3879886	1,000
E4416612	1,000	E5590543	1,000	E6917821	1,000	E7927618	1,000	E8675701	1,000	E9555777	1,000	G0601216	1,000	G1690263	5,000	G2721723	7,000	G3888885	1,000
E4416922	5,000	E560546A	2,000	E6933223	4,000	E7927715	1,000	E868283A	3,000	E9557532	1,000	G0615624	1,000	G1694889	6,000	G2727748	1,000	G3889334	1,000
E4421683	1,000	E5607063	1,000	E6933436	1,000	E7932689	5,000	E8684964	2,000	E9558784	1,000	G0631417	1,000	G1698590	1,000	G2727756	1,000	G3891010	1,000
E4421942	1,000	E5615805	1,000	E6935897	2,000	E7932697	5,000	E8685936	1,000	E955908A	1,000	G0637938	1,000	G1704655	1,000	G273230A	1,000	G3901180	1,000
E442450A	2,000	E5621953	1,000	E6945442	1,000	E7933014	2,000	E8685944	1,000	E9572469	1,000	G0642699	1,000	G1704906	1,000	G2736909	1,000	G392041A	1,000
E4430232	3,000	E5624758	1,000	E6955014	1,000	E7942455	1,000	E8691480	1,000	E9573147	1,000	G0645892	1,000	G1708510	1,000	G2737085	1,000	G392525A	2,000
E4434483	6,000	E562796A	2,000	E6957645 D1505042	1,000	E7943710	23,000	E869773A	1,000	E9582979	3,000	G0646740	2,000	G1709851	1,000	G2741147	2,000	G3932647	1,000
E4435005	3,000	E5630790	1,000	E6962452	1,000	E7956766	6,000	E8699623	1,000	E9586087	1,000	G0647607	5,000	G1710884	1,000	G2749997	1,000	G3940526	1,000
E4437989	1,000	E563155A	4,000	E697793A	2,000	E7957991	1,000	E8702075	1,000	E9589663	1,000	G0653577	1,000	G1715592	1,000	G2752688	1,000	G3941867	1,000
E4449111	1,000	E5638147	6,000	E698294 H402412	4,000	E7960674	1,000	E8705597	2,000	E9590130	4,000	G0661561	1,000	G1729976	1,000	G2760400	2,000	G3944025	1,000
E445039A	1,000	E5644902	1,000	E698619A	1,000	E7963886	1,000	E8706488	1,000	E959246A	1,000	G0662142	1,000	G1730060	1,000	G2766107	6,000	G3945412	1,000
E4453607	1,000	E5649041	3,000	E6990634	1,000	E7966559	1,000	E870759A	3,000	E9595949	4,000	G066420A	2,000	G1730176	1,000	G2768509	2,000	G3948519	1,000
E4463270	7,000	E5650023	1,000	E6993498	1,000	E7990166	1,000	E8708324	1,000	E9603550	1,000	G0665613	1,000	G1731946	2,000	G2778466	1,000	G3963046	4,000
E4473756	4,000	E5650481	2,000	E6999348	1,000	E7991979	1,000	E8710698	1,000	E9604158	1,000	G0670900	1,000	G174049A	6,000	G2781181	1,000	G3966525	1,000
E4475058	1,000	E5654894	1,000	E699964A	4,000	E7997578	1,000	E8711902	1,000	E961514	1,000	G0670951	1,000	G174231A	3,000	G2782471	1,000	G3974048	1,000
E447616A	6,000	E5672159	1,000	E7009112	6,000	E7998086	1,000	E8712992	1,000	E9620668	1,000	G0671885	3,000	G1743987	1,000	G2789298	1,000	G3975699	1,000
E4476720	1,000	E5680003	5,000	E7013837	1,000	E7998647	1,000	E8715584	2,000	E9626887	1,000	G0683662	23,000	G1748571	1,000	G2803541	1,000	G3976059	1,000
E4480299	2,000	E5681204	3,000	E702278A	1,000	E8001263	1,000	E8719679	2,000	E9628081	1,000	G0691266	1,000	G1751297	1,000	G2806508	1,000	G3976369	1,000
E4489792	1,000	E5691811	2,000	E7029512	1,000	E8001662	1,000	E8722424	1,000	E9634952	2,000	G0693145	1,000	G176738A	2,000	G2809744	1,000	G398423A	2,000
E4495822	1,000	E5693377	2,000	E703253A	3,000	E8001794	4,000	E8727116	3,000	E9638117	1,000	G0695016	1,000	G1768963	2,000	G2810815	1,000	G3989096	3,000
E4514746	1,000	E5698646	1,000	E7038503	1,000	E8001808	5,000	E872737A	1,000	E9639865	6,000	G0704465	1,000	G1773622	7,000	G2811250	1,000	G3989363	1,000
E453708	1,000	E5698948	4,000	E7038937	6,000	E8004521	1,000	E8731636	1,000	E9640650	3,000	G0706778	1,000	G1776974	1,000	G2811765	1,000	G3991635	2,000
E4550467	1,000	E5711202	1,000	E7040923	2,000	E8005420	4,000	E8733426	2,000	E965452A	1,000	G070841A	2,000	G1787364	1,000	G2816325	1,000	G3997315	1,000
E4552966	3,000	E5712673	1,000	E7044481	2,000	E8008381	2,000	E8735259	1,000	E9658185	1,000	G0709610	6,000	G1788255	1,000	G2816570	1,000	G3997331	2,000
E4554772	1,000	E5715052	1,000	E7046158	2,000	E8017054	1,000	E8737650	2,000	E9666455	1,000	G071648A	1,000	G1790519	1,000	G2816929	2,000	G4000586	6,000
E4562201	1,000	E571787A	12,000	E7046263	2,000	E8019073	2,000	E8739750	1,000	E9676639	1,000	G0739250	1,000	G1790535	1,000	G2817038	1,000	G4004522	1,000
E4584779	2,000	E5724337	1,000	E7048924	1,000	E8019979	2,000	E8740732	4,000	E9679719	1,000	G0739587	1,000	G1797505	1,000	G2823690	3,000	G4010905	1,000
E4592844	1,000	E5727123	1,000	E7067635	1,000	E8031758	7,000	E8742026	1,000	E968416A	1,000	G0751617	1,000	G1797629	1,000	G2823941	1,000	G4024604	1,000
E4597552	1,000	E5730116	1,000	E7071632	7,000	E8033467	1,000	E875167A	1,000	E969260A	6,000	G0752435	1,000	G1798382	1,000	G2825561	1,000	G4033913	1,000
E4600197	1,000	E5730663	3,000	E7080690	6,000	E8038701	2,000	E876576A	1,000	E9696540	1,000	G0764689	2,000	G1811818	1,000	G2826037	2,000	G4034057	1,000
E4606551	6,000	E574284A	1,000	E708226A	1,000	E8050523	1,000	E8766251	2,000	E9702729	2,000	G0775974	1,000	G1813861	1,000	G2831375	1,000	G4038990	2,000
E4607620	1,000	E5744451	1,000	E7083339	1,000	E8053735	2,000	E8771360	3,000	E9706961	1,000	G0778108	1,000	G181566A	2,000	G2835052	1,000	G4043242	1,000
E4607868	1,000	E5752721	1,000	E7083398	6,000	E805376A	1,000	E8771905	2,000	E9707941	1,000	G0782008	1,000	G1840338	1,000	G2837330	1,000	G4046918	2,000
E4617537	1,000	E5766862	1,000	E7107904	6,000	E8059075	1,000	E8773436	1,000	E971039A	1,000	G0786658	2,000	G1845534	3,000	G2859458	6,000	G404947A	1,000
E4627842	2,000	E577198A	5,000	E7110298	1,000	E8064494	2,000	E8775099	4,000	E9713755	1,000	G0790116	4,000	G1847707	1,000	G2859989	1,000	G4050745	2,000
E4633664	1,000	E5774075	2,000	E7113629	1,000	E8064923	2,000	E8782710	2,000	E9713909	1,000	G0791473	6,000	G185083A	1,000	G2862343	1,000	G4060767	1,000
E4638879	1,000	E5774253	1,000	E7114358	1,000	E8067361	1,000	E8789693	1,000	E9716525	2,000	G0796424	2,000	G1855882	1,000	G286625A	1,000	G4062239	1,000
E4640377	2,000	E578075A	2,000	E711501A	4,000	E8067434	2,000	E8796800	1,000	E971719A	3,000	G0802564	1,000	G1877800	2,000	G2866772	1,000	G4063464	1,000
E4641983	2,000	E5782531	1,000	E7118914	1,000	E8068694	1,000	E880367A	1,000	E9738529	1,000	G0805229	1,000	G1883223	1,000	G2868112	1,000	G4072552	1,000
E4649307	1,000	E5789471	2,000	E7119740	2,000	E8083065	1,000	E8805826	2,000	E9739657	1,000	G0806624	1,000	G1884149	2,000	G2875070	1,000	G4083953	1,000
E4651344	1,000	E579002A	1,000	E712115A	1,000	E8094180	1,000	E8806601	2,000	E973969A	3,000	G0813108	1,000	G188484A	2,000	G2884207	1,000	G4099876	4,000
E4654475	5,000	E5793878	3,000	E7123721	1,000	E8101578	3,000	E8807624	2,000	E9740280	1,000	G0818576	2,000	G1894349	1,000	G2885386	4,000	G4107968	1,000
E466036A	4,000	E5800424	1,000	E7124515	1,000	E8103198	1,000	E8812849	1,000	E9741309	3,000	G081984A	2,000	G1895728	2,000	G2890436	2,000	G410926A	1,000
E4669081	1,000	E5801544	1,000	E7127271	1,000	E8111646	1,000	E8820833	1,000	E9748834	1,000	G0825319	1,000	G1896481	1,000	G2890967	1,000	G4115235	4,000
E4672678	1,000	E5813429	2,000	E7141754	2,000	E8113061	2,000	E8824405	2,000	E9771542	1,000	G0825890	1,000	G1897291	3,000	G2893354	1,000	G4121774	1,000
E4673380	1,000	E5813623	1,000	E7143579	1,000	E8113533	1,000	E8824731	1,000	E9771607	2,000	G0832226	1,000	G1905545	1,000	G2896000	2,000	G4124153	1,000
E4674891	3,000	E5821308	1,000	E7152357	1,000	E8116397	3,000	E8827943	1,000	E9773731	1,000	G083685A	2,000	G1905804	6,000	G2897856	3,000	G4126792	2,000
E4676827	1,000	E5845037	3,000	E7156409	1,000	E8116524	2,000	E883494A	1,000	E9776366	1,000	G0838119	1,000	G1909583	1,000	G2899220	1,000	G4126830	1,000
E4679257	3,000	E5847927	1,000	E7158096	1,000	E8120238	1,000	E8847170	1,000	E977861A	5,000	G0846936	1,000	G1914064	1,000	G2907827	1,000	G412899A	1,000
E4681219	1,000	E5868800	2,000	E7160392	1,000	E8125825	1,000	E8847456	1,000	E9781521	1,000	G0848777	1,000	G1922652	1,000	G2907835	1,000	G4132628	1,000
E4683823	1,000	E5871151	3,000	E7163464	1,000	E8127631	2,000	E8851070	1,000	E9783176	1,000	G085100A	2,000	G1924051	1,000	G2919027	1,000	G413745A	1,000
E468997A	1,000	E5878636	1,000	E7179727	1,000	E8136738	5,000	E8860428	1,000	E9790474	1,000	G0855064	1,000	G1926739	1,000	G2924632	6,000	G4140744	4,000
E4690846	1,000	E5878806	1,000	E7182493	2,000	E8142363	7,000	E8861130	1,000	E9792760	1,000	G0861900	1,000	G193300A	1,000	G2932635	1,000	G4147986	1,000
E4691893	2,000	E5883605	2,000	E7191050	1,000	E8146474	1,000	E8863338	1,000	E9795263	1,000	G0862842	1,000	G1936769	1,000	G2943289	1,000	G4152289	1,000
E4695864	1,000	E5887449	1,000	E7191735	1,000	E8150676	1,000	E887013A	4,000	E9797576	3,000	G0870209	1,000	G1941924	1,000	G2968966	3,000	G4158406	2,000
E4699614	1,000	E5899803	1,000	E7198659	2,000	E8152075	1,000	E8871756	1,000	E9797738	2,000	G0871183	5,000	G1945288	2,000	G2983132	1,000	G4159097	1,000
E4702100	1,000	E5900283	1,000	E7199795	1,000	E8162712	3,000	E8874666	2,000	E9799307	1,000	G0880514	3,000	G1953035	2,000	G2994738	6,000	G4162853	1,000
E4711916	22,000	E5911048 D1289072	4,000	E7201633	1,000	E816541A E9724285	1,000	E8875832	2,000	E9804149	1,000	G0881820	5,000	G1953043	1,000	G3004472	1,000	G4165321	3,000
E4731496	6,000	E5933572	6,000	E7202621	1,000	E8165525	7,000	E8877703	4,000	E9811935	3,000	G088787A	1,000	G1955410	1,000	G3011010	1,000	G4165836	1,000
E4736226	1,000	E5937403	6,000	E7206333	1,000	E8167579	1,000	E8884661	6,000	E9816384	1,000	G089079A	1,000	G195791A	1,000	G3011045	1,000	G417701A	1,000
E474119A	2,000	E5951169	1,000	E7208956	1,000	E8176934	1,000	E8893768	2,000	E9823550	1,000	G0894019	1,000	G1958134	1,000	G3015180	1,000	G417729A	1,000
E4746558	3,000	E5954626	1,000	E7211094	1,000	E8178082	2,000	E8894330	1,000	E9824409	1,000	G0907021	3,000	G1963510	1,000	G3017140	2,000	G4178385	2,000
E4753309	1,000	E5958265	1,000	E7214751	1,000	E8179453	1,000	E8896198	2,000	E9835249	1,000	G0921687	1,000	G1975373	1,000	G3032492	1,000	G4183478	1,000
E4756332	4,000	E5970729	2,000	E7222991	1,000	E8182616	1,000	E8897518	4,000	E9837497	1,000	G0938377	1,000	G1979018	1,000	G303309A	1,000	G4183559	3,000
E4768381	1,000	E5971407	1,000	E7224668	1,000	E8186557	1,000	E8900217	1,000	E9838108	2,000	G0938385	3,000	G1984836	1,000	G3034924	1,000	G4187090	1,000
E4772478	1,000	E5973051	1,000	E7231745	1,000	E820363A	1,000	E8906991	1,000	E9846119	3,000	G0947465	1,000	G198514A	1,000	G3053201	1,000	G4188992	1,000
E4790794	1,000	E5974058	1,000	E7236372	2,000	E8204555	1,000	E890798A	1,000	E9862947	1,000	G0952450	5,000	G1986588	5,000	G3053554	6,000	G4195506	2,000
E4793491	1,000	E5981690	1,000	E7241643	1,000	E8210547	6,000	E8909087	1,000	E9864192	2,000	G0966516	1,000	G1989374	2,000	G3053902	4,000	G4199412	1,000
E4806151	1,000	E598438A	1,000	E7250006	2,000	E8220909	5,000	E892597A	1,000	E9867892	6,000	G0995656	1,000	G1997253	1,000	G3057169	1,000	G4200283	1,000
E4810868	1,000	E5987249	5,000	E7250626	1,000	E8221255	3,000	E8927131	1,000	E9868945	3,000	G1001034	1,000	G1999396	6,000	G3062618	2,000	G4201158	3,000
E4822351	1,000	E5988466	12,000	E7253455	3,000	E8223495	1,000	E8930736	2,000	E9884347	1,000	G1003215	1,000	G2006387	1,000	G3072605	1,000	G4203754	1,000
E4825806	4,000	E5990045	2,000	E7253471	2,000	E8228381	2,000	E8931198	3,000	E988472A	1,000	G1005080	1,000	G200729A	2,000	G3075000	1,000	G4207199	1,000
E4828368	2,000	E5994261	2,000	E7253528	1,000	E8230475	1,000	E894544A	2,000	E9886668	1,000	G1014276	1,000	G2009659	1,000	G3076848	3,000	G4208020	1,000
E4828619	4,000	E5996477	1,000	E7254427	1,000	E8231536	1,000	E8946403	1,000	E9904356	1,000	G1016333	2,000	G201041A	3,000	G3078387	1,000	G4208055	1,000
E4831644	1,000	E6005415	1,000	E7256888	1,000	E8234225	1,000	E8947299	1,000	E9907266	2,000	G1017682	1,000	G2019069	23,000	G3082880	2,000	G4215825	1,000
E4837987	1,000	E6008805	1,000	E7257914	3,000	E8238611	2,000	E8953957	7,000	E9907959	1,000	G1019391	1,000	G2020407	1,000	G3083437	1,000	G4215884	2,000
E4838053	2,000	E6031564	5,000	E7262241	4,000	E824025A	1,000	E8956077	3,000	E990836A	1,000	G1025618	1,000	G2020768	2,000	G3084719	1,000	G4216279	1,000
E483869A	6,000	E6033087	2,000	E7266794	3,000	E8245685	3,000	E8960694	1,000	E9910976	1,000	G1036415	1,000	G202691A	4,000	G3090077	1,000	G421800A	3,000
E4846072	4,000	E6037384	1,000	E7268711	3,000	E8251359	2,000	E8966099	1,000	E991436A	1,000	G1039031	1,000	G2028777	2,000	G3090522	1,000	G4227971	1,000
E4850916	1,000	E6042574	1,000	E7269041	2,000	E825949A	1,000	E8975578	1,000	E9945834	1,000	G103921A	5,000	G2029072	2,000	G3090565	1,000	G423367A	1,000
E4853338	1,000	E6045018	1,000	E7269335	6,000	E8260811	4,000	E8976965	1,000	E9953284	4,000	G1040277	1,000	G2032782	1,000	G3097527	1,000	G4240994	4,000
E4873258	1,000	E605016A	1,000	E7280029	1,000	E8266062	1,000	E8978100	1,000	E9954744	1,000	G1044108	1,000	G2040904	1,000	G3106682	1,000	G4251252	5,000
E4880149	1,000	E6071302	3,000	E728329A	12,000	E8268340	1,000	E8988238	1,000	E9961430	1,000	G10462392 G10462393	1,000	G2058188	5,000	G3110000	1,000	G425278A	2,000
E4884292	1,000	E6077386	1,000	E7286914	1,000	E8273328	1,000	E8989781	1,000	E9964316	1,000	G1058648	1,000	G206496A	1,000	G313953A	2,000	G4253298	1,000
E4888603	6,000	E6079281	1,000	E7288895	1,000	E8274537	1,000	E8992294	1,000	E9972971	1,000	G1058680	1,000	G2069562	1,000	G3147265	2,000	G4260634	1,000
E4897998	1,000	E6088094	1,000	E7291462	2,000	E8274928	4,000	E899436A	1,000	E9974850	1,000	G1064028	2,000	G2072822	23,000	G3150703	3,000	G4278355	2,000
E4901987	7,000	E6096410	2,000	E7295875	1,000	E8275347	4,000	E8994416	6,000	E997849A	2,000	G1067019	2,000	G2077980	1,000	G3164534	1,000	G4283782	1,000
E4902428	2,000	E6104456	1,000	E7299110	1,000	E8276920	1,000	E8996168	4,000	E9980494	1,000	G106964A	1,000	G2078251	1,000	G3169439	2,000	G4292315	1,000
E4909937	1,000	E6107684	2,000	E7305447	2,000	E8277013	1,000	E8998500	1,000	E9982985	1,000	G1070907	1,000	G2083123	1,000	G3170941	4,000	G4295136	1,000
E491504A	1,000	E611544A	3,000	E7311781	1,000	E8277846	2,000	E9001380	1,000	E9985844	1,000	G1075739	4,000	G2092505	3,000	G3176214	1,000	G4301330	1,000
E4933714	7,000	E6121075	3,000	E7312168	3,000	E8281630	3,000	E9002484	1,000	E9986549	1,000	G1080376	1,000	G2107391	2,000	G3178632	4,000	G430657A	6,000
E4950384	1,000	E6121139	1,000	E7313431	1,000	E8284583	1,000	E9010061	1,000	E9987480	2,000	G1087567	3,000	G2109440	1,000	G3182281	1,000	G431209A	4,000
E497478A	1,000	E6125151	1,000	E7315019	1,000	E8286497	1,000	E9011963	1,000	E9994711	1,000	G1095292	2,000	G2116803	1,000	G3184586	1,000	G4319612	1,000
E4976359	3,000	E612922A	3,000	E732599	1,000	E8293655	1,000	E9016043	1,000	E9994886	1,000	G1097589	1,000	G2118040	1,000	G3185108	1,000	G4322664	1,000
E4981018	5,000	E6137281	3,000	E7326924	4,000	E8293981	1,000	E9017643	1,000	E9997885	3,000	G1104038	1,000	G2124784	1,000	G3197556	2,000	G4323873	2,000
E4986206	6,000	E6139411	6,000	E7336121	1,000	E8295836	6,000	E9025778	1,000	G0003998	2,000	G1104682	1,000	G2128135	3,000	G3230030	1,000	G4325442	1,000
E4997518	1,000	E6142277	1,000	E7352364	1,000	E8299297	1,000	E9026529	1,000	G0010722	3,000	G1108017	1,000	G2134208	1,000	G3239151	1,000	G4342738	2,000
E5000754	3,000	E6152604	1,000	E7359733	1,000	E8300619	3,000	E9028246	1,000	G0017611	3,000	G1111107	1,000	G2142936	1,000	G3257370	1,000	G4343181	1,000
E5005306	1,000	E6157282	6,000	E7363447	1,000	E8302557	1,000	E902867A	2,000	G001857A	1,000	G1114157	3,000	G2145836	1,000	G3267907	1,000	G4343955	1,000
E5006043	1,000	E6160488	1,000	E7375259	2,000	E8305815	1,000	E903162A	1,000	G0022453	1,000	G1117644	1,000	G2147644	1,000	G3278521	3,000	G4350730	1,000
E5008496	2,000	E6168926	2,000	E7380023	1,000	E8306021	1,000	E9042842	1,000	G0022461	1,000	G1131744	2,000	G2147784	4,000	G3282855	1,000	G4358669	1,000
E5010326	1,000	E6172176	1,000	E7391513	1,000	E8306498	1,000	E9043318	1,000	G0030014	1,000	G1131841	1,000	G2165014	5,000	G3285137	1,000	G4360817	1,000
E5013325	3,000	E6172354	20,000	E7391815	1,000	E8310924	4,000	E9049855	1,000	G0034060	1,000	[illegible]	[illegible]	[illegible]	[illegible]				
E5030440	1,000	E6173814	1,000	E739315A	1,000	[illegible]	[illegible]	[illegible]	[illegible]										
[illegible]	[illegible]																		

E5006043	1.000	E6160438	1.000	E7375259	2.000	E8305815	1.000	E903162A	1.000	G0022453	1.000	G1117644	1.000	G2147644	1.000	G3278521	3.000	G4350730	1.000
E5006496	2.000	E6168926	2.000	E7380023	1.000	E8306021	1.000	E9042842	1.000	G0022461	1.000	G1131744	2.000	G2147784	4.000	G3282855	1.000	G4358669	1.000
E5010326	1.000	E6172176	1.000	E7391513	1.000	E8306498	1.000	E9043318	1.000	G0030014	1.000	G1131841	1.000	G2165014	5.000	G3285137	1.000	G4360817	1.000
E5013325	3.000	E6172354	20.000	E7391815	1.000	E8310924	4.000	E9049855	1.000	G0034060	1.000	G1137955	1.000	G2165707	1.000	G3286451	1.000	G4363727	1.000
E5030440	1.000	E6173814	1.000	E739313A	1.000	E831136A	2.000	E9050438	2.000	G0034079	1.000	G1138986	1.000	G2169591	17.000	G3288462	3.000	G4378325	1.000
E5042791	1.000	E6183175	2.000	E7395470	2.000	E8312080	1.000	E9059044	1.000	G0034087	1.000	G1144595	1.000	G2173580	1.000	G3291379	1.000	G4383884	3.000
E5046444	1.000	E6185774	2.000	E739964	1.000	E8312781	1.000	E9060379	1.000	G0038511	3.000	G1175687	2.000	G2178612	2.000	G3300829	1.000	G4384368	1.000
E5053947	1.000	E6188900	3.000	E7402205	1.000	E8317066	1.000	E9061081	1.000	G004824A	2.000	G1182241	3.000	G2184280	1.000	G3314552	1.000	G4390058	1.000
E5062792	6.000	E6192185	1.000	E7403589	4.000	E831766A	6.000	E9066261	1.000	G0055327	1.000	G1184406	1.000	G2188235	3.000	G3331201	1.000	G4391321	2.000
E5067166	2.000	E6193580	1.000	E7404593	1.000	E8323767	1.000	E907969A	1.000	G005892A	1.000	G118449A	2.000	G2189223	1.000	G3331805	1.000	G4392972	1.000
E5067514	2.000	E6193815	1.000	E7404976	1.000	E8326987	2.000	E9080361	1.000	G006217A	1.000	G1187278	1.000	G2193409	1.000	G3338915 H0550738	2.000	G4401769	1.000
E5069894	1.000	E6205740	1.000	E7406103	2.000	E8334157	1.000	E9081724	1.000	G0083843	1.000	G1189157	3.000	G219927A	1.000	G3347590	1.000	G4403834	1.000
E5076882	1.000	E6210221	1.000	E7407517	1.000	E8335099	3.000	E9087552	1.000	G0087539	1.000	G1193057	6.000	G2213159	2.000	G335077A	1.000	G4407562	2.000
E508446A	1.000	E6225040	4.000	E7407681	2.000	E8335641	1.000	E9087951	1.000	G0087555	1.000	G1202072	1.000	G2216034	1.000	G3354627	1.000	G4411438	1.000
E5116914	3.000	E6228538	1.000	E7409013	1.000	E834439A	3.000	E9088338	1.000	G0095787	1.000	G1206809	1.000	G2230266	2.000	G3355232	1.000	G4412191	4.000
E5118844	1.000	E6231652	6.000	E7409978	2.000	E8348794	3.000	E9088648	6.000	G0100330	1.000	G1207015	1.000	G2235004	1.000	G3356336	2.000	G4424416	1.000
E5120946	7.000	E6234104	1.000	E7413525	1.000	E8355014	1.000	E9089687	1.000	G0103984	1.000	G1208232	1.000	G223637A	3.000	G3371335	3.000	G4437712	1.000
E5123724	1.000	E623743A	3.000	E7414572	2.000	E8355553	3.000	E9093455	1.000	G0105375	1.000	G1208712	1.000	G2240792	3.000	G339937A	2.000	G4442643	1.000
E5129528	1.000	E6239750	1.000	E7416273	1.000	E835980A	1.000	E909771A	1.000	G0116016	1.000	G1208917	2.000	G2250313	1.000	G3399868	2.000	G4447203	1.000
E5136885	1.000	E6245505	1.000	E7416613	4.000	E836062A	7.000	E9098678	1.000	G012129A	1.000	G1209212	1.000	G2255951	1.000	G3407828	1.000	G4448102	1.000
E514120A	1.000	E6263082	1.000	E7420017	1.000	E8361995	1.000	E9101202	2.000	G0122156	1.000	G1215980	1.000	G2258780	1.000	G3417327	2.000	G4452959	1.000
E5141943	1.000	E6268610	1.000	E7423474	1.000	E8371087	6.000	E9101865	1.000	G0125724	2.000	G1221778	1.000	G2264853	1.000	G3417602	1.000	G4455044	2.000
E5144551 E5633405	1.000	E626965A	5.000	E7423814	6.000	E8374265	2.000	E9106913	6.000	G0129517	1.000	G1222138	1.000	G2268263	1.000	G342708A	1.000	G4463853	2.000
E5154557	1.000	E6273185	5.000	E7426082	2.000	E8374310	1.000	E9106999	1.000	G0145784	1.000	G1222952	1.000	G2273127	1.000	G3432121	1.000	G4463977	1.000
E5160107	1.000	E6274904	1.000	E7427364	1.000	E8374353	1.000	E910709A	1.000	G015869A	1.000	G1225269	1.000	G2281324	1.000	G3434957	6.000	G4465074	1.000
E5163742	1.000	E6278179	1.000	E7427704	1.000	E8374558	1.000	E9115173	2.000	G0160937	1.000	G1228756	3.000	G2286709	1.000	G3444839	1.000	G4480316	3.000
E5169074	1.000	E6280408	1.000	E7427844	1.000	E8375848	6.000	E9117621	3.000	G0165610	2.000	G1229728	1.000	G2295244	6.000	G3455679	2.000	G4485032	1.000
E5171990	1.000	E6285205	1.000	E7430764	1.000	E8378324	3.000	E9124423	3.000	G0170711	1.000	G1229787	1.000	G2308575	1.000	G3459992	6.000	G4491431	3.000
E517549A	1.000	E6288077	1.000	E7431116	1.000	E8382178	1.000	E9131829	2.000	G0175810	1.000	G1231773	3.000	G2308737	1.000	G3470376	1.000	G4492578	3.000
E5177735	3.000	E6290500	1.000	E7431396	1.000	E8384588	3.000	E9133546	1.000	G0178410	2.000	G1231781	3.000	G2325623	1.000	G3474398	1.000	G4497723	3.000
E518202A	1.000	E6292953	2.000	E7432074	1.000	E8389350	1.000	E9134658	1.000	G0179727	2.000	G1235434	2.000	G2336714	1.000	G3474541	3.000	G4498045	2.000
E5183581	1.000	E6300239	1.000	E7437785	2.000	E8397469	1.000	E9134666	7.000	G0180121	2.000	G1244174	1.000	G2349468	1.000	G3480363	6.000	G4498797	2.000
E5184693	1.000	E6302622	2.000	E7438293	1.000	E8398570	1.000	E9139773	1.000	G0189951	1.000	G1259333	1.000	G2351497	1.000	G3488801	1.000	G4510983	1.000
E5185177	1.000	E6305346	3.000	E7438579	2.000	E8403280	1.000	E9140909	2.000	G0192111	2.000	G1261532	5.000	G2354755	3.000	G3497886	1.000	G4517562	1.000
E5197175	1.000	E6323875	2.000	E7451931	6.000	E8411267	4.000	E9149019	1.000	G0197911	1.000	G1262776	1.000	G2356308	2.000	G3519650	1.000	G4520059	1.000
E5205348	1.000	E6328192	3.000	E7454744	3.000	E8411402	5.000	E9151315	1.000	G0208867	2.000	G1263039	1.000	G2356995	3.000	G3528897	1.000	G4520105	1.000
E5207367	1.000	E6334990	2.000	E7462577	1.000	E8413537	1.000	E9154551	4.000	G0213437	2.000	G1265880	1.000	G2360607	4.000	G3529281	1.000	G4521489	1.000
E5208398	1.000	E6337175	2.000	E7464642	2.000	E8415920	1.000	E9159960	1.000	G0227160	1.000	G1268790	1.000	G2363134	1.000	G3530255	1.000	G4530852	2.000
E5211844	1.000	E6337663	12.000	E7468451	1.000	E8420282	4.000	E9164220	1.000	G0228191	1.000	G1271147	1.000	G2368535	1.000	G3530379	5.000	G453209A	1.000
E5215955	1.000	E6341822	1.000	E7469385	1.000	E8422579	1.000	E916431A	1.000	G0231982	1.000	G1272224	4.000	G2373318	1.000	G353322A	1.000	G4538969	1.000
E5218962	3.000	E6346808	1.000	E7478821	1.000	E8422668	1.000	E9164379	1.000	G023681A	1.000	G1274375 G5259397	1.000	G2380373	2.000	G3534854	1.000	G4556339	2.000
E5219020	1.000	E6384254	3.000	E7480818	2.000	E8422803	1.000	E9168536	2.000	G0242313	1.000	G1277269	1.000	G2397217	1.000	G3539473	1.000	G4558684	1.000
E5219969	1.000	E6385536	1.000	E7482144	1.000	E8427686	1.000	E9170506	1.000	G02424723	4.000	G1281088	1.000	G2401567	1.000	G3546240	3.000	G4560018	1.000
E5222234	1.000	E6391625	1.000	E7493448	1.000	E8428011	3.000	E9170751	1.000	G0246793	1.000	G1284524	1.000	G240406A	1.000	G3562181	2.000	G4561898	1.000
E5224172	2.000	E6395434	1.000	E7504989	1.000	E8430407	1.000	E917434A	5.000	G0252459	2.000	G1288996	1.000	G2413867	2.000	G3566500	1.000	G4562304	1.000
E5228798	1.000	E6398131	1.000	E7505314	1.000	E8439986	1.000	E9182725	1.000	G0256195	1.000	G1296360	1.000	G242317A	1.000	G3571393	1.000	G4563890	1.000
E5232647	3.000	E6400799	1.000	E7505438	1.000	E8440240	4.000	E9182741	1.000	G0257841	1.000	G1297804	5.000	G2426160	1.000	G3575100	1.000	G4565214	1.000
E523545A C2076355	1.000	E6402066	1.000	E7508283	2.000	E8443142	2.000	E9188073	12.000	G0264023	2.000	G1298401	7.000	G2430761	1.000	G3579920	1.000	G4566253	1.000
E5235484	4.000	E6436033	1.000	E7511438	3.000	E8444238	4.000	E9199458	2.000	G0268886	1.000	G1303138	1.000	G2447214	1.000	G3581984	2.000	G4585738	6.000
E5243495	2.000	E6450451	1.000	E7511853	1.000	E8444440	1.000	E9199695	1.000	G0273480	5.000	G1304959	1.000	G2448644	3.000	G3584266 G400333A	4.000	G459897A	1.000
E524971A	3.000	E6468598	1.000	E7513260	1.000	E8450319	5.000	E9202432	1.000	G028315A	1.000	G1309926	1.000	G2450088	6.000	G3588377	2.000	G4600923	1.000
E5250521	1.000	E6474393	1.000	E7528284	2.000	E8452036	7.000	E9208481	1.000	G0293600	2.000	G131539A	1.000	G2452293	1.000	G3588547	1.000	G4609858	1.000
E5251617	1.000	E6480741	2.000	E7534675	1.000	E8456783	1.000	E9214511	1.000	G0309000	2.000	G1326839	1.000	G2453923	4.000	G359010A	1.000	G4613243	1.000
E5255779	2.000	E6485077	1.000	E7535299	1.000	E8460012	1.000	E9216468	1.000	G0316422	6.000	G1348603	1.000	G2455233	1.000	G3594016	1.000	G4614479	1.000
E5255876	1.000	E6495439	1.000	E7542880	1.000	E8465464	6.000	E9217952	1.000	G0325154	1.000	G1351884	1.000	G245699A	1.000	G3594946	6.000	G4614916	1.000
E5273041	1.000	E6495714	1.000	E7544980	1.000	E8470484	1.000	E9220791	2.000	G0327203	1.000	G1358420	1.000	G2458070	1.000	G359900A	1.000	G4617338	1.000
E5273521	1.000	E6503660	2.000	E7560188	1.000	E8485155	2.000	E9221763	6.000	G0332517	1.000	G135946A	1.000	G246030A	5.000	G3600814	1.000	G4618253	2.000
E5288219	2.000	E6509316	3.000	E7569215	1.000	E8488235	1.000	E9224924	3.000	G0333009	1.000	G1362916	6.000	G2461020	1.000	G360223A	3.000	G462055A	1.000
E5290221	1.000	E6516444	1.000	E7577633	7.000	E8489401	1.000	E9225289	1.000	G0342873	3.000	G1365680	1.000	G2470828	1.000	G3602914	6.000	G4624547	1.000
E5295428	1.000	E6518285	2.000	E7582181	2.000	E8489797	1.000	E9225882	1.000	G0345309	1.000	G1365702	1.000	G247128A	6.000	G3602922	1.000	G4629468	1.000
E5297668	1.000	E6527454	3.000	E7587507	7.000	E8491252	1.000	E9227028	1.000	G0353034	4.000	G136806A	1.000	G2480653	1.000	G3607894	1.000	G4638491	2.000
E5305040	1.000	E6538251	2.000	E7588821	2.000	E849149A	3.000	E9228784	3.000	G0356130	1.000	G1373861	1.000	G2483814	1.000	G360819A	1.000	G4650416	1.000
E5305172	1.000	E6539185	1.000	E7612498	1.000	E8493964	1.000	E9235748	1.000	G0359105	1.000	G1380183	1.000	G2489677	1.000	G3613827	1.000	G465585A	1.000
E5316786	1.000	E6539266	1.000	E7636125	6.000	E8500952	4.000	E9238860	5.000	G0360219	4.000	G1382623	5.000	G2491124	1.000	G3617016	1.000	G4663011	1.000
E5320503	1.000	E6541260	1.000	E7637466	1.000	E8501673	6.000	E9241233	5.000	G0360820	3.000	G1393722	1.000	G2491299 C293758A	1.000	G3621625	1.000	G4666584	1.000
E5320589	2.000	E6542313	2.000	E7638470	12.000	E850284A	2.000	E9243090	1.000	G0361193	1.000	G1398287	1.000	G2492430	1.000	G3623326	1.000	G4672819	1.000
E5322948	2.000	E655222A	1.000	E7640572	1.000	E8504109	1.000	E9248440	1.000	G0362084	1.000	G139947A	1.000	G2494123	5.000	G3632015	1.000	G4674250	1.000
E5323820	1.000	E6554753	7.000	E764327A	2.000	E8505768	2.000	E9249595	1.000	G0364842	1.000	G1411070	3.000	G2498331	1.000	G3632341	1.000	G467448A	6.000
E5325521	1.000	E6556950	3.000	E7647720	1.000	E8510737 D4209576	3.000	E9258675	1.000	G0365091	2.000	G1411607	1.000	G2498447	1.000	G3633674	1.000	G4677209	1.000
E5329012	1.000	E6558937	1.000	E7648921	2.000	E8513426	1.000	E9261242	1.000	G0371555	1.000	G1415211	1.000	G250112A	1.000	G3641391	2.000	G4679236	2.000
E5330746	1.000	E6563043	2.000	E7657629	1.000	E8513434	1.000	E9262087	2.000	G0376247	1.000	G1421238	1.000	G2507381	1.000	G3647381	2.000	G4680234	2.000
E5338844	2.000	E6567006	3.000	E7661723	2.000	E8513620	32.000	E9270144	1.000	G0378428	1.000	G1425136	2.000	G2511435	1.000	G3652644	1.000	G4684949	1.000
E5339425	1.000	E6567472	1.000	E7662568	1.000	E8514333	2.000	E9270950	1.000	G0379149	1.000	G1427147	1.000	G2517697	1.000	G3655686	1.000	G4709380	1.000
E534173A	5.000	E6568002	1.000	E7662940	1.000	E8518320	1.000	E9275774	1.000	G0385866	2.000	G1435972	3.000	G2521074	1.000	G366264A	1.000	G4717456	1.000
E5350135	1.000	E656970A	1.000	E7672199	1.000	E8519025	1.000	E9285583	1.000	G0386846	1.000	G1437762	2.000	G2523425	1.000	G3663204	4.000	G4724592	1.000
E5354203	1.000	E6572484	1.000	E7675929	2.000	E8523324	2.000	E9289961	2.000	G0387079	1.000	G1442936	4.000	G2535598	1.000	G3667692	2.000	G4734687	3.000
E5354831	1.000	E6577729	1.000	E7682992	1.000	E8525084	4.000	E9291796	2.000	G03881584	1.000	G1443622	1.000	G2537884	1.000	G3677337	1.000	G4738402	2.000
E535680A	2.000	E6581424	1.000	E768491A	3.000	E8527737	1.000	E9293160	2.000	G0393729	1.000	G1447563	1.000	G2539291	3.000	G3693405	2.000	G474738A	1.000
E5358276	2.000	E6587252	1.000	E7685827	1.000	E8532684	1.000	E930507A	2.000	G0398259	1.000	G1450386	1.000	G2542543	1.000	G3694282	2.000	G4747843	1.000
E5369936	2.000	E6591942	1.000	E7690065	2.000	E8532838	1.000	E9311401	1.000	G0406103	1.000	G1470131	1.000	G2546956	1.000	G3697028	1.000	G4766341	1.000
E538126A	2.000	E6604378	1.000	E7696233	2.000	E8544305	1.000	E9311606	2.000	G0408602	1.000	G1474994	1.000	G2547839	1.000	G3697915	1.000	G4771701	2.000
E5388507	1.000	E6619103	1.000	E7703205	2.000	E8549188	2.000	E931382A	5.000	G0408645	2.000	G1477500	3.000	G2552999	4.000	G3704334	3.000	G4788817	1.000
E5395503	1.000	E661991A	1.000	E7704244	5.000	E8555412	1.000	E9327995	3.000	G0411581	1.000	G1479376	1.000	G255794A	12.000	G3705322	2.000	G4789864	12.000
E5398901	1.000	E6627025	1.000	E7704988	6.000	E8556885	1.000	E9337141	3.000	G0429200	1.000	G1479635	1.000	G2566213	1.000	G3710822	4.000	G4791230	1.000
E5404448	1.000	E6635753	1.000	E7706794	1.000	E855954A	1.000	E9343214	1.000	G0429294	2.000	G1480692	2.000	G2570938	1.000	G3711365	1.000	G4798235	1.000
E5405681	3.000	E6642849	1.000	E770743A	1.000	E8559612	2.000	E9343397	3.000	G0431833	4.000	G1485317	1.000	G257450A	1.000	G3717703	7.000	G4800183	1.000
E5405940	1.000	E6658060	1.000	E7708177	1.000	E8560149	1.000	E9344016	2.000	G0433119	1.000	G1494472	1.000	G2581018	1.000	G372565A	1.000	G4804057	1.000
E5409350	1.000	E6658907	7.000	E7708266	2.000	E856098A	2.000	E9347406	6.000	G0436622	5.000	G1508996	1.000	G2581875	1.000	G3725811	1.000	G4810588	1.000
E5409520	1.000	E6681216	1.000	E770970A	1.000	E8563059	5.000	E9360429	3.000	G0438765	1.000	G152391A	1.000	G2585129	2.000	G3726206	2.000	G4812599	1.000
E5415636	1.000	E6685548	1.000	E7711658	1.000	E8567038	1.000	E9365005	1.000	G0442622	1.000	G1527885	1.000	G2591439 2365410A	1.000	G372808A	1.000	G4817876	1.000
E5420842	1.000	E668584A	7.000	E7715130	1.000	E8570586	2.000	E9374535	1.000	G0445877	1.000	G1528318	6.000	G2595280	2.000	G3733741	1.000	G483813A	1.000
E5425747	1.000	E6699662	1.000	E7719306	1.000	E8571914	1.000	E9382589	1.000	G0455686 E4328969	6.000	G1540601	3.000	G259778A	1.000	G373506A	1.000	G4846841	1.000
E5427405	1.000	E6703635	2.000	E7731209	1.000	E8582533	1.000	E9392681	2.000	G0455988	1.000	G1545255	1.000	G2597798	1.000	G3735213	1.000	G4852140	1.000
E5442064	4.000	E6709463	2.000	E7735131	1.000	E8592970	2.000	E9402032	3.000	G0461538	2.000	G1546421	3.000	G2604034	1.000	G3739359	1.000	G4855220	3.000
E5444016	1.000	E6709501	2.000	E7735824	1.000	E8594930	1.000	E9405953	1.000	G0468923	1.000	G1553010	1.000	G2606517	2.000	G3741647	1.000	G4862367	1.000
E5445837	1.000	E6709951	1.000	E7747121	1.000	E8603573	1.000	E9407123	1.000	G0473587	1.000	G1560610	1.000	G2613467	2.000	G3767409	4.000	G4877941	1.000
E5457835	2.000	E6730543	3.000	E7749752	1.000	E8604731	1.000	E9407557	6.000	G0474419	1.000	G1564128	1.000	G2615761	1.000	G3767417	3.000	G4878824	2.000
E5460267	1.000	E6738226	1.000	E7759324	1.000	E860751A	1.000	E9416173	2.000	G0475695	4.000	G156540A	1.000	G2618221	1.000	G3774286	1.000	G4882627	1.000
E5465641	1.000	E6745109	3.000	E7765103	1.000	E8610588	2.000	E9422165	1.000	G0483205	1.000	G1569278	1.000	G2619031	1.000	G3786926	1.000	G4883941	1.000
E5469884	2.000	E6746903	2.000	E7769745	1.000	E8615261	1.000	E9428457	1.000	G0489904 P2919358	1.000	G1571736	1.000	G2619732	1.000	G3789216	1.000	G4887122	1.000
E5470866	1.000	E6753977	1.000	E778745A	1.000	E8615989	1.000	E9431504	1.000	G0499438	1.000	G1571744	1.000	G2622571	2.000	G3794600	1.000	G5003724	3.000
E547827	1.000	E6755635	5.000	E7788820	2.000	E8616276	1.000	E9439491	2.000	G0504830	1.000	G1575294	1.000	G2625244	2.000	G3806161	2.000	G5009242	1.000
E5486339	2.000	E6756895	1.000	E7802246	1.000	E861771A	1.000	E9449519	3.000	G0506701	2.000	G1587454	1.000	G2625678	1.000	G3808016	2.000	G5009307	1.000
E5487181	1.000	E6764995	1.000	E7807582	7.000	E862113A	3.000	E944990A	1.000	G050878A	3.000	G1589155	4.000	G2637633 G0092761	1.000	G3809837	1.000	G5009501	6.000
E5495524	2.000	E6766742	1.000	E7808937	1.000	E8621210	1.000	E9451815	1.000	G0509387	1.000	G1590153	20.000	G2646152	1.000	G3810002	1.000	G5009560	2.000
E5501222	2.000	E6771789	1.000	E7816573	1.000	E8622659	3.000	E9452536	1.000	G0511330	3.000	G159910A	1.000	G2646667	3.000	G3810223	4.000	G5014742	1.000
E5516025	7.000	E6779054	4.000	E7820430	1.000	E8628827	3.000	E9453192	1.000	G0515832	1.000	G1601120	12.000	G2650699	1.000	G3815586	1.000	G5038110	5.000
E5520251	1.000	E6781423	1.000	E7830428	2.000	E8628878	1.000	E9458291	2.000	G05196577	85.000	G1601821	1.000	G2650702	1.000	G3815861	1.000	G5046555	1.000
E5520464	4.000	E6790309	2.000	E7833737	1.000	E8629580	1.000	E9461780	1.000	G05211402	2.000	G1606394	1.000	G2651822	1.000	G3816639	1.000	G5049457	7.000
E5528538	6.000	E6807805	2.000	E7837082	1.000	E8629904	1.000	E9464348	5.000	G0528179	4.000	G1614508	1.000	G2655348	2.000	G3821578	1.000	G5049562	1.000
E5533264	1.000	E6820208	1.000	E7840563	1.000	E8630414	1.000	E9476842	1.000	G0532486	1.000	G1618538	5.000	G2655704	1.000	G3833290	2.000	G5057263	1.000
E5539769	2.000	E6821875	1.000	E7841128	2.000	E8631291	1.000	E9486996	1.000	G053456A	1.000	G163536A	2.000	G2662492	6.000	G3839906	1.000	G505793A	1.000
E554150A	1.000	E6829450	3.000	E784884A	1.000	E8634878	1.000	E9493410	2.000	G0537321	2.000	G1639721	2.000	G2667591	1.000	G3840440	1.000	G5059258	2.000
E5549934	1.000	E6829787	1.000	E785033A	1.000	E8641602	1.000	E9500204	1.000	G0546827	1.000	G164086A	7.000	G266861A	1.000	G3853089	2.000	G5065118	2.000
E555718A	1.000	E6830920	1.000	E7853126	1.000	E8642854	1.000	E9502703	1.000	G0548927	1.000	G1647384	1.000	G2670150	1.000	G3856711	1.000	G5073684	1.000
E5557295	1.000	E6837320	1.000	E7854726	1.000	E8646213	1.000	E9506954	1.000	G055417A	1.000	G1652116	1.000	G2675047	1.000	G3857807	1.000	G5074893	1.000
E5566952	1.000	E6837682	1.000	E7856982	2.000	E8646787	1.000	E9513551	1.000	G0554633	3.000	G1659676	2.000	G2687037	1.000	G3860263	1.000	G5081881	1.000
E556903A	2.000	E6840659	5.000	E7861471	1.000	E8650857	1.000	E9515546	1.000	G0558310	1.000	G166968A	1.000	G2688912	1.000	G3862967	2.000	G508239A	23.000
E5570542	3.000	E6841183	1.000	E7863873	1.000	E8651179	7.000	E9518197	1.000	G0565317	3.000	G1670173	4.000	G269176A	1.000	G3863742	1.000	G5087758	1.000

第六頁

身份證明文件號碼	獲有條件配發的公開發售股份數目	身份證明文件號碼	獲有條件配發的公開發售股份數目	身份證明文件號碼	獲有條件配發的公開發售股份數目	身份證明文件號碼	獲有條件配發的公開發售股份數目	身份證明文件號碼	獲有條件配發的公開發售股份數目	身份證明文件號碼	獲有條件配發的公開發售股份數目	身份證明文件號碼	獲有條件配發的公開發售股份數目	身份證明文件號碼	獲有條件配發的公開發售股份數目	身份證明文件號碼	獲有條件配發的公開發售股份數目	身份證明文件號碼	獲有條件配發的公開發售股份數目
G5090007	7,000	G5807440	1,000	G6538575	2,000	G8093759	1,000	H3149988	1,000	H4105801	1,000	K0011193	6,000	K0924938	1,000	K2056364	1,000	K3165043	1,000
G5096714	1,000	G5808765	1,000	G653989A	1,000	G809397A	2,000	H315132A	3,000	H4116579	5,000	K0022802	3,000	K0927783	1,000	K206006A	1,000	K3169820	1,000
G510265A	1,000	G5815664	1,000	G6542041	1,000	G8095921	1,000	H3154053	1,000	H412069A	2,000	K0023612	1,000	K0935867	1,000	K2060558	2,000	K317736A	2,000
G5105985	1,000	G5815729	1,000	G6546276 E5601022	2,000	G8100887	1,000	H316765A	1,000	H412704A	3,000	K0024473	1,000	K093724A	1,000	K2070189	1,000	K3177416	1,000
G5106655	1,000	G5817845	3,000	G6547116	6,000	G8105366	1,000	H3167668	3,000	H4127759	2,000	K0029041	2,000	K0938041	1,000	K2072513	1,000	K3177815	1,000
G510847A	3,000	G5823772	1,000	G6549941	2,000	G8105676	1,000	H3169741	1,000	H4133317	1,000	K0031704	1,000	K0941085	2,000	K2073099	1,000	K317803A	1,000
G5109034	2,000	G5824361	2,000	G6554538	2,000	G8106141	1,000	H317006	1,000	H4138890	1,000	K0031747	3,000	K0949213	1,000	K2074850	1,000	K3179443	3,000
G5117673	1,000	G582843A	1,000	G6556824	1,000	G8108349	1,000	H3185755	1,000	H414033A	1,000	K0034428	1,000	K0950173	1,000	K2076187	1,000	K3185974	1,000
G5121123	1,000	G5832453	1,000	G6560139	1,000	G8111137	1,000	H3190384	1,000	H4141824	1,000	K0036614	1,000	K0957267	1,000	K2081385	1,000	K3186679	1,000
G5122324	1,000	G5838168	1,000	G6564606	1,000	G8112893	4,000	H3193286	6,000	H414890A	1,000	K0037338	5,000	K0966479	4,000	K208435A	5,000	K3189406	1,000
G5122502	1,000	G5841878	1,000	G6566323	1,000	G8115760	1,000	H3194568	3,000	H4150165	1,000	K0039829	1,000	K0972320	1,000	K2087898	1,000	K3189694	1,000
G5122618	1,000	G5844001	1,000	G6575667	1,000	G8117216	1,000	H3194711	3,000	H4152257	1,000	K004265A	3,000	K0973165	1,000	K2090627	1,000	K3191397	4,000
G5123347	1,000	G5847051	1,000	G6581594	1,000	G813109A	2,000	H3203109	1,000	H4154543	1,000	K0044296	2,000	K0977683	1,000	K2100045	1,000	K3199932	5,000
G5126982	1,000	G5850095	1,000	G6588637	2,000	G8131537	3,000	H3210849	1,000	H4155221	2,000	K0044733	1,000	K0982628	1,000	K2114348	3,000	K3203123	1,000
G5131943	1,000	G5850338	2,000	G6588831	1,000	G8135222	2,000	H3211357	1,000	H4166916	3,000	K0045454	1,000	K0992518	1,000	K2114461	1,000	K3209563	1,000
G5132192	5,000	G5851202	2,000	G6594300	2,000	G8135230	1,000	H3217398	1,000	H4167564	2,000	K0047287	1,000	K0992763	1,000	K2118300	2,000	K3211800	4,000
G514364A	1,000	G5852144	1,000	G6614778	2,000	G814017A	2,000	H3228958	1,000	H4170603	1,000	K00524679	1,000	K0996351	2,000	K2120194	6,000	K3212254	1,000
G5147203	1,000	G5854864	3,000	G6616991	1,000	G8141052	1,000	H3230777	1,000	H4171901	3,000	K0060607	1,000	K0998273	1,000	K2124203	1,000	K3214745	2,000
G514736A	1,000	G585810A	1,000	G6617599	1,000	G8141095	1,000	H3234098	1,000	H4172436	1,000	K0063533	1,000	K0999016	1,000	K2129507	1,000	K3217671	1,000
G5148218	1,000	G5858630	1,000	G6618854	1,000	G8142911	3,000	H3242082	4,000	H4173548	1,000	K0064483	1,000	K1000373	5,000	K213330A	4,000	K3223566	2,000
G5150298	1,000	G5858711	1,000	G6632466	1,000	G8144019	1,000	H3247157	6,000	H4174048	1,000	K0072931	3,000	K100655A	3,000	K2142147	2,000	K3238768	1,000
G5158051	3,000	G5861879	5,000	G6634965 E9276157	1,000	G8145058	1,000	H3250409	1,000	H4187832	2,000	K0077461	1,000	K1011707	1,000	K2144786	1,000	K3245926	1,000
G5158868	1,000	G5867001	2,000	G663583A	2,000	G8149681	1,000	H3254137	1,000	H4191368	1,000	K007845A	1,000	K1017721	1,000	K2147793	1,000	K3251888	1,000
G5159759	1,000	G5869640	1,000	G6639843	1,000	G8153174	1,000	H3254552	1,000	H4196858	1,000	K0080802	2,000	K1018388	1,000	K2150999	1,000	K3251942	1,000
G5160706	1,000	G5874245	1,000	G6646947	2,000	G8158710	1,000	H3257985	1,000	H4197374	1,000	K0081523	4,000	K1019643	1,000	K2154935	3,000	K3257762	1,000
G5164833	1,000	G5879417	3,000	G6648478	1,000	G8158966	1,000	H326096A	1,000	H4204060	2,000	K0097411	1,000	K1031589	1,000	K2157632	1,000	K3263606	2,000
G5167344	1,000	G5880024	1,000	G6652157	2,000	G8163471	1,000	H3271058	1,000	H4205121	3,000	K0103845	1,000	K1033816	1,000	K2158167	1,000	K3271064	1,000
G5169770	1,000	G5880687	1,000	G6663094	1,000	G8167396	2,000	H3279954	2,000	H4212071	3,000	K0106046	2,000	K1036734	1,000	K2166984	1,000	K3274837	1,000
G5172070	2,000	G5882671	3,000	G6663418	1,000	G8168260	1,000	H3285458	5,000	H421208A	3,000	K0108286	2,000	K1042033	1,000	K2174405	1,000	K3278301	1,000
G517247A	2,000	G5896257	1,000	G6668800	1,000	G8169585	1,000	H3286918	1,000	H4212187	1,000	K0114626	1,000	K1052616	1,000	K218799A	1,000	K3279480	1,000
G5174103	1,000	G5898306	2,000	G6670961	1,000	G8172616	1,000	H3290699	2,000	H4213582	1,000	K0116203	7,000	K1054759	1,000	K219094A	1,000	K3287335	1,000
G5186322	1,000	G589971A	1,000	G6673065	1,000	G8172659	3,000	H3291601	1,000	H4214074	1,000	K0116882	1,000	K1056840	1,000	K2193191	2,000	K3289117	1,000
G519211A	2,000	G5907046	1,000	G6676935	1,000	G8175054	1,000	H3291873	3,000	H4218525	1,000	K0122122	2,000	K1058886	1,000	K2197332	1,000	K3290697	1,000
G5193949	1,000	G5913658	7,000	G6681696	1,000	G8176131	2,000	H3299475	5,000	H4220538	2,000	K0125016	1,000	K1073516	4,000	K2197510 D5412847	5,000	K3299945	1,000
G5194279	1,000	G5914972	1,000	G6682749	1,000	G8181623	1,000	H3303162	1,000	H4221690	1,000	K013239A	1,000	K1083562	1,000	K2197669	2,000	K3300293	6,000
G519595A	1,000	G5917718	1,000	G6683958	2,000	G8182751	1,000	H3304479	1,000	H4222409	1,000	K0134392	1,000	K1092774	1,000	K2198142	2,000	K3300773	1,000
G5196719	3,000	G5917807	1,000	G6686027	1,000	G8186129	1,000	H3304576	1,000	H4224533	1,000	K013614A	2,000	K1096990	1,000	K2205297	3,000	K330602A	1,000
G5198940	1,000	G5918021	2,000	G6686922	1,000	G8187575	1,000	H3308962	1,000	H4231122	1,000	K0138282	2,000	K1097318	1,000	K2206978	1,000	K3318915	1,000
G5200341	1,000	G5920735	1,000	G6690075	1,000	G8188814	3,000	H3312129	1,000	H4237236	1,000	K0144002	1,000	K1099140	1,000	K2209926	1,000	K3327671	1,000
G5205319	1,000	G5921650	1,000	G6694976	1,000	G8189624	3,000	H331511A	1,000	H4237805	1,000	K0152595	1,000	K110411A	3,000	K2218844	6,000	K3345041	2,000
G5208202	1,000	G5925052	1,000	G6696510	1,000	G8190991	1,000	H3315128	1,000	H4241721	1,000	K0153346	2,000	K1109294	1,000	K2224143	1,000	K3347389	1,000
G5208350	3,000	G5925621	1,000	G6697460	1,000	G8192501	3,000	H3339035	1,000	H4246863	1,000	K0155438	5,000	K1115219	1,000	K2226987	1,000	K334861A	1,000
G5210436	1,000	G5926040	1,000	G6698823	5,000	G8203352	1,000	H3342435	1,000	H4249455	1,000	K0156116	1,000	K1123963	2,000	K2227517	1,000	K3349853	2,000
G5213338	1,000	G5926903	1,000	G6701840	1,000	G8206863	1,000	H3345027	1,000	H4249722	1,000	K0158348	1,000	K1125125	1,000	K2228017	1,000	K3351270	1,000
G5216965	1,000	G5928205	1,000	G6701905	1,000	G8207797	1,000	H3349588	1,000	H425243A	1,000	K0158615	5,000	K1127640	2,000	K2244195	1,000	K3359050	16,000
G5217376	1,000	G5934930	1,000	G6710300	2,000	G8214157	1,000	H3353356	1,000	H4253215	6,000	K0160326	1,000	K1129376	1,000	K2245493	1,000	K3362698	1,000
G5217422	1,000	G5939010	1,000	G6717372	1,000	G8215706	1,000	H3354859	1,000	H4255153	1,000	K0160377	1,000	K1130951	1,000	K2246376	1,000	K3372243	4,000
G5219840	2,000	G5939541	1,000	G6718603	2,000	G8230012	1,000	H3360204	4,000	H4255900	1,000	K0161349	1,000	K1131214	1,000	K2248123	1,000	K3372383	1,000
G5225158	1,000	G5941368	1,000	G6735990	1,000	G8239699	1,000	H3360212	4,000	H4258527	1,000	K0163082	1,000	K1138367	3,000	K224859A	1,000	K3372448	1,000
G522657A	3,000	G5949202	3,000	G673630A	1,000	G8242800	1,000	H3384480	1,000	H4262346	4,000	K0166472	6,000	K115267A	1,000	K2254212	1,000	K337520A	1,000
G5226804	6,000	G5950634	1,000	G673918A	1,000	G8247527	1,000	H3394265	2,000	H4262435	2,000	K0168718	1,000	K1156004	2,000	K2262665	1,000	K3375854	1,000
G5229064	1,000	G5950960	24,000	G6746194	1,000	G8250064	1,000	H3415572	1,000	H427011A	1,000	K0173010	1,000	K1167235	1,000	K2265354	5,000	K3382710	1,000
G5232243	1,000	G5955369	1,000	G6752550	1,000	G900093	3,000	H3421580	1,000	H4276037	2,000	K017310A	1,000	K1167634	1,000	K2267691	3,000	K3383032	2,000
G5235978	2,000	G5955938	2,000	G6752569	2,000	G9002560	2,000	H3424377	3,000	H4283327	1,000	K0173908	1,000	K1171232	1,000	K2275708	1,000	K3385027	1,000
G5239302	1,000	G5957647	1,000	G6754049	1,000	G9006329	1,000	H3424873	7,000	H4283335	1,000	K0175374	1,000	K1185101	2,000	K2278774	7,000	K3390047	1,000
G5239701	1,000	G5960443	3,000	G6756300	2,000	G9008836	6,000	H3425837	2,000	H4291028	1,000	K0187801	2,000	K1192124	1,000	K2281015	1,000	K3395464	1,000
G5242702	1,000	G5969149	1,000	G6760715	1,000	G9018483	1,000	H3426639	1,000	H4292652	3,000	K018991A	1,000	K1192809	2,000	K228412A	1,000	K3399230	1,000
G524439A	1,000	G5970678	1,000	G6764087	1,000	G9020070	1,000	H3428038	1,000	H4292776	2,000	K0194484	1,000	K1196766	1,000	K2284324	1,000	K3399273	1,000
G5247828	1,000	G5973952	3,000	G6769305	1,000	G9031609	1,000	H3428046	1,000	H4293950	4,000	K0197890	1,000	K1198882	1,000	K228836A	1,000	K341570	1,000
G525347A	3,000	G5974509	1,000	G6774228	1,000	G9033261	1,000	H3428674	1,000	H4295341	2,000	K0215406	3,000	K1207652	2,000	K2289792	1,000	K3422992	1,000
G5254689	1,000	G5975157	3,000	G6774589	1,000	G9035841	6,000	H3428682	1,000	H429650A	1,000	K0215414	1,000	K120775A	1,000	K229110A	3,000	K3423069	2,000
G5255642	2,000	G5979446	1,000	G6778916	1,000	G9038743	1,000	H3432264	2,000	H4302097	1,000	K0229229	1,000	K1209337	1,000	K2291460	1,000	K342684A	1,000
G5256320	1,000	G5980096	1,000	G6781518	1,000	G9043437	1,000	H3439773	1,000	H4302917	1,000	K023494A	2,000	K121201A	1,000	K2291533	1,000	K3428761	1,000
G5257726	1,000	G5988100	2,000	G6782662	1,000	H0018491	3,000	H3448349	1,000	H4306335	1,000	K024306A	1,000	K1215515	1,000	K2293765	2,000	K3429822	1,000
G5262665	1,000	G5988178	1,000	G6795500	1,000	H0024688	6,000	H344999A	1,000	H4311428	1,000	K0254835	1,000	K1216058	1,000	K2304856	2,000	K3437744	6,000
G5263106 G5156644	1,000	G5991225	1,000	G6796493	1,000	H0030432	1,000	H3455094	1,000	H4331941	1,000	K0271934	1,000	K1219308	1,000	K2308320	1,000	K3439763	1,000
G5264579	1,000	G5995026	2,000	G6800709	2,000	H0031552	1,000	H3455108	2,000	H433214A	2,000	K0271950	2,000	K1223240	1,000	K2311585	1,000	K344001A	1,000
G5268906	1,000	G5998866	2,000	G6800865	1,000	H0038514	1,000	H3463178	1,000	H4334061	1,000	K0275662	1,000	K1232509	1,000	K2314401	1,000	K3449327	1,000
G5271087	2,000	G6008177	1,000	G6803120	1,000	H0041671	1,000	H3465421	1,000	H4334371	1,000	K0283401	6,000	K1235540	1,000	K2319683	1,000	K3457702 C2827202	3,000
G5271990	1,000	G6016889	1,000	G6811670	3,000	H0042341	1,000	H3472606	1,000	H4337230	1,000	K0285382	1,000	K123885A	1,000	K2322765	1,000	K3468321	1,000
G5272679	3,000	G6020827	1,000	G6812693	1,000	H0042368	1,000	H3480145	4,000	H434444A	1,000	K0293261	2,000	K1239376	1,000	K2341557	1,000	K3469867	1,000
G5273721	1,000	G6027732	1,000	G6814548	1,000	H004333A	3,000	H3483101	1,000	H4355891	1,000	K0298638	5,000	K1240943	2,000	K2347024	1,000	K3473341	1,000
G5274205	2,000	G6033945	1,000	G6816990	1,000	H00476016	1,000	H3483381	2,000	H4360682	1,000	K0301418	3,000	K1245651	1,000	K2366932	1,000	K3478963	1,000
G5274647	1,000	G6034461	2,000	G6830802	2,000	H0051170	2,000	H3485252	2,000	H4367350	1,000	K0302899	1,000	K124826A	1,000	K2377152	2,000	K3481840	2,000
G5276844	2,000	G6038580	1,000	G6830829	6,000	H0061575	1,000	H3494952	1,000	H4374691	1,000	K0303674	1,000	K1251244	1,000	K2379759	3,000	K348582A	7,000
G5277182	1,000	G6041379	1,000	G6834115	1,000	H0061648 H372503A	3,000	H3500758	2,000	H4381590	1,000	K0304247	2,000	K1256386	6,000	K2381370	1,000	K3489353	1,000
G5279800	5,000	G605148A	1,000	G6834972	1,000	H00713518	1,000	H3503811	3,000	H4385316	2,000	K0304271	1,000	K1258885	1,000	K2383667	1,000	K3491099	1,000
G5287749	1,000	G6053571	1,000	G6835200	1,000	H0075312	1,000	H3511296	1,000	H438607A	1,000	K0310069	1,000	K126401A	1,000	K2388294	1,000	K3494241	1,000
G5288184	1,000	G6055191	2,000	G6836320	1,000	H0077951	1,000	H3522093	7,000	H4387025	1,000	K0310158	1,000	K1267558	1,000	K2394138	1,000	K3496244	1,000
G5288389	2,000	G6055515	5,000	G6838668	1,000	H0084087	2,000	H3529640	1,000	H438851A	2,000	K0310220	1,000	K1268449	1,000	K2395584	1,000	K349909A	1,000
G5292564	1,000	G6059669	3,000	G6841286	1,000	H0092640	2,000	H3540830	1,000	H4390018	1,000	K0312800	1,000	K1268635	1,000	K2396173	1,000	K3505545	1,000
G5297116	2,000	G6063429	1,000	G6843424	1,000	H0115365	1,000	H3542086	3,000	H4392568	1,000	K0320838	4,000	K1269682	1,000	K2401959	1,000	K350560A	1,000
G5298287	2,000	G6065111	1,000	G6846369	1,000	H0121799	2,000	H354318A	1,000	H4393211	1,000	K0323632	2,000	K1275275	2,000	K2408910	1,000	K3514269	2,000
G5309416	1,000	G607613A	1,000	G6852865	3,000	H012299A	1,000	H3546162	1,000	H4399597	1,000	K0323713	1,000	K1276727	1,000	K2421313	2,000	K3517071	1,000
G5310333	1,000	G6077446	1,000	G6855074	3,000	H0134459	6,000	H3549889	4,000	H4400765	1,000	K0328537	2,000	K1282425	1,000	K2422034	1,000	K3517624	1,000
G5310864	6,000	G6080420	1,000	G6857441	1,000	H014828A	1,000	H3559973	3,000	H4407212	2,000	K0335142	2,000	K1287958	1,000	K2428547	2,000	K3522660	3,000
G5317702	1,000	G6080668	1,000	G6858154	1,000	H0163238	1,000	H356490A	1,000	H4411457	1,000	K0340375	1,000	K1293648	1,000	K2431564	1,000	K3541991	1,000
G5319144	1,000	G6085686	1,000	G6865673	1,000	H0166822	1,000	H3567615	23,000	H4416122	1,000	K0343765	2,000	K1294164	2,000	K244314	1,000	K3546667	1,000
G5326795	1,000	G6087972	2,000	G6866637	1,000	H0172962	1,000	H3570527	4,000	H4416734	1,000	K0347671	1,000	K1305131	1,000	K2451816	2,000	K3548848	3,000
G5330067	1,000	G6090078	1,000	G6879410	2,000	H0184283	1,000	H3571140	1,000	H4420553	1,000	K0347752	1,000	K1306421	1,000	K2456443	1,000	K3552128	1,000
G534338A	1,000	G6098273	1,000	G6883884	3,000	H0208428	1,000	H3571183	4,000	H4422653	1,000	K0350753	1,000	K1307649	1,000	K2463709	5,000	K3553078	2,000
G5346737	6,000	G6105075	1,000	G6884015	1,000	H0208614	1,000	H357171A	1,000	H4426195	1,000	K0357901	1,000	K1308068	1,000	K2465183	2,000	K3555127	1,000
G5347393	4,000	G611306A	1,000	G6885488	3,000	H02227210	2,000	H3572074	3,000	H4434171	1,000	K0364207	1,000	K1313177	4,000	K2468050	2,000	K3555232	2,000
G5349787	2,000	G6117472	1,000	G6885615	1,000	H0247415	1,000	H3573593	1,000	H4445211	1,000	K0368415	1,000	K131709A	1,000	K2468182	1,000	K3562786	1,000
G5350890	2,000	G6117898	1,000	G6913104	1,000	H0247466	1,000	H3576487	2,000	H4450231	1,000	K0371947	1,000	K1318179	1,000	K247168A	1,000	K3563707	1,000
G5363135	2,000	G6119963	3,000	G6914143	1,000	H0272800	1,000	H3577076	1,000	H4452226	1,000	K0371963	2,000	K1327534	1,000	K2481138	3,000	K3567192	1,000
G537465A	1,000	G6120880	1,000	G6919501	1,000	H0293891	3,000	H3579672	1,000	H4454342	1,000	K0372005	1,000	K1334166	2,000	K2481790	4,000	K3568776	1,000
G5378671	1,000	G6123316	2,000	G692288A	1,000	H0294960	1,000	H358420A	1,000	H4454350	1,000	K0378054	1,000	K1336118	2,000	K248479A	1,000	K3570444	1,000
G5379589	1,000	G6124134	1,000	G6925188	3,000	H0301800	1,000	H3592881	1,000	H4456981	1,000	K0384224	1,000	K1336800	3,000	K2486008	1,000	K3587843	5,000
G5381702	1,000	G6127060	1,000	G6930351	4,000	H0311180	1,000	H3603913	1,000	H4460032	2,000	K0388815	1,000	K1342541	1,000	K2488655	1,000	K3589978	1,000
G5382105	2,000	G6129462	1,000	G6939669	1,000	H0312606	1,000	H3612246	1,000	H4464461	1,000	K0390240	1,000	K1356402	1,000	K2500647	1,000	K3590216	1,000
G5382601	1,000	G6129772	2,000	G6943097	1,000	H0319874	2,000	H3615105	1,000	H4465433	1,000	K0405183	2,000	K1364863	2,000	K2503239	1,000	K3593754	1,000
G5382806	1,000	G6133125	1,000	G6950166	1,000	H0360556	1,000	H3617787	1,000	H4465557	1,000	K0407275	1,000	K1370340	1,000	K2517124	1,000	K3607615	1,000
G5389460	1,000	G6133583	6,000	G6953351	1,000	H0362311	1,000	H3620168	1,000	H4466073	1,000	K0411035	1,000	K1372394	1,000	K2535599	1,000	K360795A	1,000
G5394677	3,000	G6139166	1,000	G6956571	3,000	H0370209	5,000	H3628657	1,000	H4466898	1,000	K0411132	6,000	K1372955	6,000	K2536269	1,000	K3609235	1,000
G5394898	1,000	G6140660	1,000	G6961826	1,000	H0379109	2,000	H3638857	1,000	H4468335	2,000	K0412937	2,000	K1385089	2,000	K2536331	1,000	K3618323	1,000
G5398753	1,000	G6154556	1,000	G6966464	1,000	H0385524	1,000	H3645470	2,000	H4468343	1,000	K0422355	2,000	K1387251	2,000	K2546221	1,000	K3634698	1,000
G540365A	2,000	G6157407	1,000	G6969932	1,000	H0393004	1,000	H364752A	1,000	H4476494	2,000	K042446A	3,000	K1391909	1,000	K2546949	1,000	K3642283	1,000
G5407213	1,000	G6158128	2,000	G6970345	1,000	H0395007	4,000	H3647536	6,000	H4478780	1,000	K0429635	1,000	K139309A	1,000	K2548690	1,000	K3643360	1,000
G5413396	1,000	G6159957	1,000	G6972844	1,000	H039650A	4,000	H3652353	1,000	H448022A	3,000	K0431079	1,000	K1405187	1,000	K2558637	1,000	K3651185	2,000
G5416506	1,000	G6161676	1,000	G6976521	1,000	H0400477	1,000	H3652728	2,000	H4483636	2,000	K0431869	1,000	K1417649	1,000	K2560771	1,000	K3655203	1,000
G5417375	2,000	G6164004	1,000	G6979458	1,000	H0408591	1,000	H3659773	1,000	H448747A	1,000	K0438391	1,000	K1430580	1,000	K2569426	[illegible]	[illegible]	[illegible]
G5417820	1,000	G616912A	1,000	G6980618	1,000	H0414475	1,000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1,000	H4460874	1,000	K0411132	6,000	K1372955	6,000	K2536269	1,000	K3609235	1,000
G5394898	1,000	G6140660	1,000	G6961826	1,000	H0379109	2,000	H3638857	1,000	H4468335	2,000	K0412937	2,000	K1385089	2,000	K2536331	1,000	K3618323	1,000
G5398753	1,000	G6154556	1,000	G6968464	1,000	H0385524	1,000	H3645470	2,000	H4468343	1,000	K0422353	2,000	K1387251	2,000	K2546221	1,000	K3634698	1,000
G540365A	2,000	G6157407	1,000	G6969932	1,000	H0393004	1,000	H364752A	1,000	H4476494	2,000	K042448A	3,000	K1391909	1,000	K2546949	1,000	K3642283	1,000
G5407213	1,000	G6158128	2,000	G6970345	1,000	H0395007	4,000	H3647538	6,000	H4478780	1,000	K0429635	1,000	K139309A	1,000	K2548690	1,000	K3643360	1,000
G5413396	1,000	G6159937	1,000	G6972844	1,000	H039650A	4,000	H3652353	1,000	H448022A	3,000	K0431079	1,000	K1405187	1,000	K2558637	1,000	K3651185	2,000
G5416506	1,000	G6161676	1,000	G6976521	1,000	H0400477	1,000	H3652728	2,000	H4483635	2,000	K0431869	1,000	K1417649	1,000	K2560771	1,000	K3655202	1,000
G5417375	2,000	G6164004	1,000	G6979458	1,000	H0408591	1,000	H3659773	1,000	H448747A	1,000	K0438391	1,000	K1430580	1,000	K2569426	2,000	K3656950	1,000
G5417820	1,000	G616912A	1,000	G6980618	1,000	H0414478	1,000	H3662022	1,000	H4490063	1,000	K0438715	2,000	K1435744	1,000	K2575612	1,000	K366175A	2,000
G5420236	4,000	G6171604	1,000	G6982327	1,000	H0415474	1,000	H3665706	2,000	H4490179	1,000	K0439967	2,000	K1437240	1,000	K2586894	1,000	K366323A	1,000
G542827A	1,000	G617994A	1,000	G6982661	6,000	H0417094	1,000	H3665900	1,000	H4492139	2,000	K0443794	1,000	K1449893	1,000	K2590646	3,000	K3664511	1,000
G5429829	2,000	G6180151	1,000	G6985512	2,000	H0420990	1,000	H3674675	1,000	H449235A	2,000	K0444774	2,000	K1450859	1,000	K2591146	1,000	K3666689	2,000
G5432544	1,000	G6180948	2,000	G6993353	2,000	H0425224	1,000	H3675469	2,000	H4499222	1,000	K0449725	1,000	K1463918	1,000	K2592886	3,000	K3667049	1,000
G543363A	1,000	G6181901	1,000	G6996786	1,000	H0425232	1,000	H367828A	1,000	H4503815	2,000	K0456403	1,000	K1467905	1,000	K2601311	3,000	K3677141	5,000
G5443244	1,000	G6185001	1,000	G6997561	1,000	H0425887	2,000	H3678301	1,000	H4504528	1,000	K0462136	3,000	K1470388	2,000	K2604299	1,000	K3681807	3,000
G5448025	1,000	G618711A	1,000	G7002148	1,000	H0427626	1,000	H3688390	1,000	H4504536	1,000	K0465178	1,000	K1471538	1,000	K2604965	1,000	K3684822	1,000
G5458454	1,000	G6187543	2,000	G7005090	2,000	H0429637	5,000	H3695524	1,000	H4506806	1,000	K0466085	2,000	K1472046	2,000	K2614715 K2037719	1,000	K3688305	1,000
G5459264	3,000	G6188434	1,000	G7009231	4,000	H0441289	1,000	H3699120	1,000	H4506857	1,000	K0469297	5,000	K1472968	6,000	K2624346	1,000	K3700984	1,000
G5460734	1,000	G619051A	1,000	G7020294	1,000	H0444105	3,000	H3700781	1,000	H4511125	1,000	K0474940	1,000	K1473425	2,000	K2632845	1,000	K3702774	1,000
G5460890	1,000	G619101A	1,000	G7023021	2,000	H0524249	1,000	H3700927	1,000	H4520663	1,000	K0479535	1,000	K1483560	1,000	K2638614	1,000	K3703975	1,000
G546375A	1,000	G6191427	1,000	G7024249	3,000	H0551106	1,000	H3707638	3,000	H4522313	1,000	K0479853	2,000	K1505971	2,000	K2639017	1,000	K3704904	6,000
G5479133	1,000	G6192180	1,000	G7028856	1,000	H0554806	4,000	H370924A	1,000	H452412A	2,000	K0480029	2,000	K1510339	1,000	K2641526	1,000	K3713865	1,000
G5483882	4,000	G6192202	1,000	G7029151	1,000	H0558364	1,000	H3709894	5,000	H453883A	1,000	K0485934	1,000	K1527118	1,000	K2641836	1,000	K3714152	1,000
G5490676	1,000	G6199207	2,000	G7031164 A0485457	2,000	H0571735	1,000	H3710418	1,000	H4552484	1,000	K049027A	1,000	K1536125	2,000	K2647893	1,000	K3720608	1,000
G5493268	6,000	G6199746	3,000	G7035119	1,000	H0584055	1,000	H3712100	1,000	H4557826	1,000	K0491748	1,000	K1546864	2,000	K2651068	1,000	K3727785	2,000
G549471A	1,000	G6204057	1,000	G7035690	1,000	H0605036	1,000	H3715827	1,000	H4558822	1,000	K0501565	1,000	K1547267	1,000	K265475A	2,000	K3730263	4,000
G5494868	7,000	G6206793	2,000	G7037650	4,000	H0607470	3,000	H371717A	1,000	H4559659	1,000	K0504211	1,000	K154912A	2,000	K2659662	1,000	K3730573	1,000
G5497344	2,000	G6206866	1,000	G703807A	6,000	H0617352	1,000	H3717188	1,000	H456427A	1,000	K0516473	1,000	K156272A	1,000	K2664690	3,000	K3732347	1,000
G5498227	1,000	G6207005	1,000	G7039750	1,000	H0645216	1,000	H372706A	1,000	H4565470	2,000	K0517771	1,000	K1564641	5,000	K2676281	1,000	K3739570	1,000
G5500833	1,000	G6208192	1,000	G7042085	1,000	H0647960	1,000	H3727302	1,000	H4566019	1,000	K0525731	2,000	K1567780	1,000	K2676419	1,000	K374311A	2,000
G5504359	1,000	G620880A	1,000	G7044347	2,000	H0678602	1,000	H3733426	1,000	H4568747	1,000	K0527378	1,000	K1569708	2,000	K2679922	1,000	K3745392	1,000
G550829A	2,000	G621205A	1,000	G7046889	3,000	H0685013	2,000	H3737502	1,000	H4572663	1,000	K0533505	2,000	K1571710	1,000	K2680041	2,000	K3753921	1,000
G5515768	2,000	G6226964	2,000	G7048210	3,000	H0720315	1,000	H3738959	6,000	H4574976	1,000	K0533572	3,000	K1572563	2,000	K2685841	1,000	K376866A	1,000
G5520702	3,000	G6230767	1,000	G7048849	1,000	H0727856600	1,000	H3741259	1,000	H4576332	3,000	K0541915	1,000	K1582607	1,000	K2687283	1,000	K3775267	1,000
G5526514	3,000	G624685A	3,000	G7052781	2,000	H0737994	1,000	H374388A	3,000	H457691A	1,000	K0545066	1,000	K1582682	1,000	K268926A	1,000	K3790320	1,000
G5536714	1,000	G6246884	1,000	G7060946	1,000	H0747051	2,000	H3747141	1,000	H4580569	3,000	K0546313	2,000	K1583131 E659495A	3,000	K269610A	1,000	K3792803	1,000
G5539616	1,000	G6250520	2,000	G7061497	2,000	H077556A	2,000	H3747338	1,000	H4583762	1,000	K054955A	7,000	K1586211	1,000	K2699206	2,000	K3797155	3,000
G5541157	1,000	G6251705	1,000	G7067436	3,000	H0800130	1,000	H3750851	1,000	H4585145	1,000	K0556327	2,000	K1621599	1,000	K2700980	1,000	K3797953	1,000
G5542420	1,000	G625321A	1,000	G7068408	1,000	H081235A	1,000	H3752064	1,000	H4589450	1,000	K0556726	1,000	K163304A	1,000	K2715635	1,000	K3798739	1,000
G5543370	5,000	G6259021	7,000	G7070127	1,000	H0823610	1,000	H3752277	1,000	H459439A	1,000	K055765A	1,000	K1633465	1,000	K2721341	3,000	K3801268	2,000
G5544296	1,000	G6260259	1,000	G7072553	1,000	H0833632	1,000	H3755365	1,000	H4596902	2,000	K0561398	1,000	K1639536	1,000	K2736187	1,000	K3825914	7,000
G5552396	1,000	G6263916	1,000	G7073312	1,000	H0851223	4,000	H3769374	2,000	H4597658	1,000	K0563420	1,000	K1647334	1,000	K2738856	1,000	K3829383	1,000
G5552906	1,000	G6267296	1,000	G7073495	1,000	H0854095	1,000	H3775897	1,000	H4597844	1,000	K057970A	1,000	K1654497	1,000	K2739658	1,000	K3829693	1,000
G5553147	3,000	G6270084	1,000	G7079507	1,000	H0856489	6,000	H3776206	3,000	H4604034	1,000	K0585815	1,000	K1654861	1,000	K2740516	2,000	K3830942	1,000
G5555859	1,000	G6270564	1,000	G7082583	1,000	H0869246	1,000	H3776257	1,000	H4606347	1,000	K0587435	1,000	K1654950	1,000	K2741326	1,000	K3840042	1,000
G5558238	1,000	G6270580	1,000	G7084608	1,000	H0891810	1,000	H3779965	2,000	H460834A	3,000	K0592331	6,000	K1655620	2,000	K2751496	1,000	K3841111	1,000
G5560755	1,000	G6286673	1,000	G7092945	1,000	H0909809	1,000	H3782451	1,000	H4613300	2,000	K0592781	1,000	K1659421	1,000	K275536A	1,000	K3847152	1,000
G5563444	1,000	G6291480	1,000	G7093909	1,000	H091795A	5,000	H378246A	1,000	H4615729	1,000	K0599050	2,000	K1662864	7,000	K2756668	1,000	K3858642	1,000
G5564971	2,000	G6294404 V0150479	1,000	G709624A	1,000	H0931944	2,000	H3783296	1,000	H4616202	1,000	K060089A	1,000	K1669230	1,000	K2758008	1,000	K3866769	1,000
G5565315	1,000	G6295133	4,000	G7100786	3,000	H0939341	1,000	H3790624	7,000	H462079A	2,000	K0602701	1,000	K1673610	1,000	K2759934	1,000	K3868613	2,000
G5568659	1,000	G6296180	1,000	G7102606	6,000	H0968694	1,000	H3793941	2,000	H4624272	4,000	K0604399	1,000	K1675184	2,000	K2762153	1,000	K3870448	1,000
G5571900	1,000	G6296199	1,000	G7102800	1,000	H1017375	1,000	H3794069	1,000	H4624582	2,000	K0606677	2,000	K1683152	1,000	K2765179	1,000	K3885208	2,000
G5573237	1,000	G629644A	1,000	G7106261	1,000	H1032099	3,000	H3795871	6,000	H4624728	1,000	K0608173	4,000	K1683179	1,000	K276881A	1,000	K3887200	1,000
G5578506 G5513692	16,000	G6300145	4,000	G7115538	1,000	H1045638	3,000	H3805354	2,000	H4625368	1,000	K0613088	1,000	K1686011	1,000	K2770091	2,000	K3891496	1,000
G5584867	1,000	G6300625	4,000	G7116518	1,000	H106179A	1,000	H3814027	1,000	H4628464	1,000	K0615501	1,000	K1690310	1,000	K2774283	2,000	K3893995	2,000
G5589796	1,000	G6300714	2,000	G7117972	2,000	H111690A	1,000	H3818286	4,000	H4630523	1,000	K0616974	1,000	K1693158	4,000	K2779048	2,000	K3894886	1,000
G5590174	2,000	G630616A	1,000	G7131266	1,000	H1148712	1,000	H3819614	1,000	H4631112	1,000	K0623482	1,000	K169698A	2,000	K2779617	1,000	K3916189	1,000
G5599015	1,000	G6306429	2,000	G7131975	2,000	H1164742	1,000	H382392	2,000	H4631244	1,000	K062392A	1,000	K1701517	1,000	K2786745	2,000	K3917096	3,000
G5599139	1,000	G6308294	1,000	G7132157	1,000	H1168217	4,000	H3829466	2,000	H4631589	1,000	K0635219	1,000	K1705091	1,000	K2791951	1,000	K3920860	1,000
G5602008	1,000	G6325695	1,000	G713365A	2,000	H1168373	1,000	H3829695	6,000	H4632364	1,000	K0636495	1,000	K1708023	1,000	K2797658	1,000	K3925730	3,000
G5604477	3,000	G6325865	1,000	G7134001	3,000	H1174772	1,000	H3833668	1,000	H4635673	2,000	K0636533	1,000	K1714309	1,000	K2804832	1,000	K3937275	1,000
G5607565	1,000	G6331059	2,000	G7140524	1,000	H118607A	2,000	H3834842	1,000	H4636378	1,000	K0644145	1,000	K1722700	1,000	K2808641	1,000	K3940446	1,000
G5610760	1,000	G6332349	1,000	G7141644	1,000	H1208197	1,000	H3837566	2,000	H4639598	5,000	K0644196	1,000	K1728253	1,000	K280932A	2,000	K3947645	1,000
G5613085	1,000	G6334007	1,000	G7142802	1,000	H1217269	1,000	H383933A	1,000	H4640219	3,000	K0646938	3,000	K1728741	2,000	K282275A	1,000	K3956555	4,000
G561343A	4,000	G6335836	2,000	G7142829	1,000	H1241186	1,000	H3844732	1,000	H4640901	1,000	K0648051	1,000	K1731416	1,000	K2841703	1,000	K3959643	1,000
G5613867	1,000	G6336670	1,000	G7142950	1,000	H1297017	2,000	H3852506	1,000	H4644117	1,000	K0651400	1,000	K1739840	1,000	K2846152	1,000	K3959937	1,000
G5617935	1,000	G6343685	1,000	G7149319	1,000	H1316771	3,000	H3864016	1,000	H4644478	1,000	K0652296	1,000	K1743627	1,000	K2860708	1,000	K3977951	1,000
G5618508	6,000	G6345726	1,000	G7149688	1,000	H1335237	6,000	H3870695	1,000	H4647477	1,000	K0657581	1,000	K1747630	5,000	K2870428	1,000	K3979040	1,000
G5623838	1,000	G6348296	2,000	G7149971	1,000	H1360169	1,000	H3871659	1,000	H4656336	2,000	K0660043	1,000	K1754106	1,000	K2877589	2,000	K3981010	1,000
G5625164	1,000	G6353818	1,000	G715181A	1,000	H1365489	2,000	H3878076	1,000	H4669179	2,000	K0664081	1,000	K1757970	1,000	K287766A	1,000	K3985148	1,000
G5627760	1,000	G6356531	2,000	G7153731	1,000	H1375492	1,000	H3887202	2,000	H4674075	1,000	K0664839	2,000	K176716A	6,000	K2887029	1,000	K3985296	1,000
G5631636	1,000	G6357031	2,000	G7155580	1,000	H1386834	1,000	H3887318	1,000	H4676175	3,000	K0664995	1,000	K1772031	1,000	K288870A	1,000	K3997839	2,000
G5632470	1,000	G6359573	6,000	G7156781	4,000	H1389108	6,000	H3889108	1,000	H4691212	1,000	K0668060	2,000	K1775685	3,000	K2908220	1,000	K4010612	1,000
G563869A	7,000	G6359824 G6299599	2,000	G715830A	1,000	H1389361	1,000	H3893881	2,000	H4691670	2,000	K0669628	1,000	K178563A	1,000	K2915014	2,000	K4026640	3,000
G5640333	1,000	G6364038	1,000	G7158865	1,000	H1394993	2,000	H3897070	1,000	H4692537	1,000	K0670456	1,000	K1790161	1,000	K2915049	1,000	K4027620	1,000
G5640937	1,000	G6364372	1,000	G7159055	1,000	H1401515	1,000	H3899006	2,000	H4695161	3,000	K067141A	1,000	K1794604	2,000	K2917475	2,000	K403032A	2,000
G5643324	3,000	G6367061	1,000	G7159217	1,000	H1418809	1,000	H3901442	1,000	H4700173	1,000	K0674524	1,000	K1800604	1,000	K2920883	1,000	K4031199	2,000
G5653427	1,000	G6373622	1,000	G7164164	2,000	H144608A	2,000	H3905960	3,000	H4708123	1,000	K0676462	3,000	K1803212	5,000	K2932970	1,000	K4032748	1,000
G5671700	1,000	G6374661	2,000	G7165454	1,000	H1462603	1,000	H3916857	1,000	H470912A	1,000	K0676985	1,000	K1814206	1,000	K2933527	1,000	K4037685	1,000
G5691779	1,000	G6380637	1,000	G7170237	1,000	H1464967	1,000	H3917322	1,000	H4713658	1,000	K0677043	1,000	K1820125	1,000	K2935562	3,000	K4040198	1,000
G5693860	1,000	G6382672	1,000	G7170350	1,000	H146536A	1,000	H3919120	23,000	H4723084	1,000	K067964A	1,000	K1820672	1,000	K2947471	1,000	K4042999	1,000
G5699672	1,000	G6398897	2,000	G7171349	1,000	H1471165	1,000	H3922431	5,000	H472840A	7,000	K0683701	1,000	K1822578	1,000	K2947781	2,000	K4046234	2,000
G5701693	1,000	G6405524	1,000	G7172205	4,000	H1483341	3,000	H3923608	2,000	H473132A	1,000	K0683973	1,000	K1829246	1,000	K2948621	1,000	K4047370	2,000
G5705354	1,000	G6408396	2,000	G7174054	1,000	H149999A	1,000	H3926097	1,000	H473728A	1,000	K0690988	1,000	K1829688	1,000	K2953293	2,000	K4047885	1,000
G5706768	1,000	G6408728	1,000	G7175549	6,000	H1502680	1,000	H3928863	5,000	H4754494	1,000	K0694479	1,000	K1835653	1,000	K2958252	2,000	K4067304	1,000
G5714795	5,000	G6412873	1,000	G7175719	2,000	H1510632	1,000	H3930078	1,000	H4765097	1,000	K0699160	1,000	K184363A	1,000	K2965461	1,000	K4070380	1,000
G571762A	1,000	G6415481	4,000	G800120A	1,000	H1543999	1,000	H3930272	1,000	H4765135	2,000	K0701416	2,000	K1849441	1,000	K2968304	1,000	K4071581	1,000
G5718650	2,000	G6415775	2,000	G8005477	1,000	H3003827	3,000	H394771A	1,000	H4768878	1,000	K0707856	1,000	K1852485	1,000	K2974142	1,000	K4079264	1,000
G5720868	2,000	G6416968	1,000	G8007623	1,000	H3004327	1,000	H3950788	1,000	H4770333	1,000	K0711470	1,000	K1860747	1,000	K2979713	1,000	K4080238	1,000
G5722364	2,000	G6417255	1,000	G8009928	1,000	H3004475	1,000	H3953841	1,000	H4773375	2,000	K0712744	1,000	K1889478	1,000	K2981904	1,000	K4085140	4,000
G5728885	1,000	G6421325	2,000	G8011027	1,000	H3008020	1,000	H3954236	1,000	H4773863	1,000	K0713880	1,000	K1889591	1,000	K2984873	1,000	K4088719	1,000
G5730669	1,000	G6432181	1,000	G801364A	1,000	H3013202	3,000	H3956670	1,000	H4774614	1,000	K0714933	1,000	K189000A	1,000	K298847A	1,000	K4091094	4,000
G5731843	2,000	G644032A	1,000	G8016800	1,000	H302123A	5,000	H3959823	1,000	H4775653	2,000	K0741817	1,000	K1916033	1,000	K3010325	1,000	K4093208	1,000
G5733846	1,000	G6448266	1,000	G8018307	1,000	H3021248	5,000	H3960724	2,000	H4785403	1,000	K0742503	1,000	K1918117	2,000	K3012557	1,000	K4093399	1,000
G573524	2,000	G6448711	3,000	G8018684	3,000	H3022244	2,000	H3963375	1,000	H4787074	1,000	K0742732	1,000	K1918230	3,000	K3015289	3,000	K4096428	1,000
G5737132	1,000	G6451925	7,000	G8019974	1,000	H303126A	1,000	H3978364	1,000	H4787708	2,000	K0744204	1,000	K1921614	7,000	K3029328	2,000	K409736A	3,000
G5738287	1,000	G6454320	1,000	G8024064	2,000	H3031944	3,000	H3982884	1,000	H4788860	1,000	K0761621	1,000	K1932136	1,000	K3030520	1,000	K4098471	2,000
G5740400	1,000	G6461726 K0268135	1,000	G8024102	6,000	H3032614	2,000	H3994892	1,000	H4791101	1,000	K0776351	1,000	K1945262	1,000	K3031128	1,000	K4098706	1,000
G5741776	4,000	G6462269	1,000	G8024609	5,000	H3033629	1,000	H4002786	1,000	H4792566	4,000	K0784575	1,000	K1943734	1,000	K3041336	2,000	K4100972	1,000
G5742608	6,000	G6462706	1,000	G8028914	1,000	H3036342	2,000	H4021039	2,000	H4794984	3,000	K0790125	1,000	K1948628	1,000	K3041425	6,000	K4105133	4,000
G5745305	2,000	G6462862	2,000	G8035937	1,000	H3042717	1,000	H4022388	2,000	H4806230	1,000	K0795186	1,000	K1949861	1,000	K3049736	1,000	K4112393	1,000
G5747766	2,000	G6472442	1,000	G803597A	1,000	H3043934	6,000	H4025395	1,000	H4806524	2,000	K0796646	1,000	K1955055	1,000	K306929A	6,000	K4112474	1,000
G5751690	1,000	G6474348	1,000	G8044677	1,000	H3055525	1,000	H4026413	2,000	H4814349	1,000	K0801585	1,000	K1963449	2,000	K3070891	1,000	K4114388	3,000
G5753235	1,000	G6477665	5,000	G804720A	1,000	H3064222	7,000	H402772A	6,000	H4825847	1,000	K0805262	1,000	K1964313	1,000	K3078442	1,000	K4116909	2,000
G5768291	1,000	G6479870	1,000	G8048486	2,000	H3064486	2,000	H4033002	4,000	H4827114	1,000	K0806560	1,000	K1964461	1,000	K3078515	1,000	K4120191 R0945187	1,000
G5770652	1,000	G6483460	1,000	G8051436	1,000	H3064508	2,000	H4039302	1,000	H4828188	1,000	K0817457	1,000	K1973789	2,000	K3083276	2,000	K4124480	2,000
G5773716	1,000	G6484815	1,000	G8054478	5,000	H3071970	3,000	H4042915	1,000	H4831227	1,000	K0821950	2,000	K1979450	2,000	K3092704	1,000	K4130766	1,000
G5776243	1,000	G6485951	1,000	G8059550	1,000	H3081313 H3081305	3,000	H4044667	1,000	H4834986	1,000	K0823414	3,000	K1979639	1,000	K3094006	1,000	K4133625	1,000
G5777088	1,000	G6489906	5,000	G8062896	3,000	H3087303	1,000	H4046406	1,000	H4842199	1,000	K0825107	1,000	K1985167	1,000	K309831	1,000	K4149599	1,000
G5777312	5,000	G6493687	1,000	G8064368	3,000	H3089551	1,000	H4054662	2,000	H4844248	2,000	K083059	1,000	K1985779	1,000	K3108716	5,000	K415682A	1,000
G5777991	4,000	G6497682	1,000	G8064821	1,000	H3091130	2,000	H4062479	1,000	H4844752	2,000	K0837415	1,000	K1995413	1,000	K3118673	1,000	K4161491	1,000
G5783843	1,000	G6512045	2,000	G8065305	1,000	H3092870	2,000	H4068183	1,000	H4846607	1,000	K0850942	3,000	K1997009	1,000	K312178A	1,000	K4176472	1,000
G5785080	2,000	G6514757	1,000	G8071550	1,000	H3094326	1,000	H4070447	1,000	H4848154	1,000	K0866296	1,000	K2003724	1,000	K312181A	1,000	K4177886	7,000
G5787679	4,000	G6516717	16,000	G8076730	1,000	H3107363	1,000	H4070579	1,000	H4860839	1,000	K0870978	1,000	K2013517	1,000	K3124398	1,000	K4180216	1,000
G5789981	1,000	G6517985	1,000	G8078180	2,000	H3109978	1,000	H4074043	1,000	H4861770	2,000	K0875880	1,000	K2019051	1,000	K3128407	1,000	K4186249	2,000
G5790882	1,000	G6518760	1,000	G8079640	1,000	H311190	1,000	H4074078	1,000	H486530A	1,000	K0896837	1,000	K2029499	1,000	K3129039	1,000	K4192702	1,000
G5795957	1,000	G6520315	2,000	G8080185	1,000	H3114092	1,000	H4087900	3,000	H4875593	1,000	K0908398	1,000	K2037246	1,000	K3130827	6,000	K4193601	2,000
G5797356	1,000	G6521389	1,000	G8088674	2,000	H3121587	1,000	H409169A	4,000	H4879416	1,000	K090841A	1,000	K2049678	2,000	K313136A	2,000	K4199723	1,000
G5801256	1,000	G6521400	3,000	G8090148	1,000	H312475	5,000	H4094923	1,000	H4890517	1,000	K090905A	1,000	K205258A	1,000	K3131467	1,000	K4216520	2,000
G5802597	2,000	G6525716	1,000	G8093511	1,000	H3134298 K3009643	4,000	H410080A	2,000	H4890940	1,000	K0912921	1,000	K2054450	1,000	K3146650	1,000	K421837A	1,000
G5804042	1,000	G6525953	2,000	G8093716	1,000	H3147659	1,000	H4104139	1,000	HA0572447	1,000	K0919144	2,000	K2054698	1,000	K3155528	1,000	K4227484	1,000

第七頁

身份證明文件編號		將有條件配發的公開發售股份數目
K4229916		3,000
K4240316		1,000
K4245571		1,000
K4249429		1,000
K4254449		1,000
K4259246		1,000
K4263391		2,000
K4263731	K4150201	2,000
K426598A		2,000
K426746A		1,000
K4268598		1,000
K4286456		1,000
K4286510		1,000
K4287738		1,000
K4293363		1,000
K4305744		1,000
K4306058		2,000
K4312252		1,000
K4314352		1,000
K4315294		1,000
K4318005		1,000
K4318676		1,000
K4329813		2,000
K4336291		1,000
K434037A		2,000
K4342429		5,000
K4343654		1,000
K4345975		1,000
K4349873		2,000
K4364716		2,000
K4368428		1,000
K4370007		1,000
K4372549		1,000
K4377907		3,000
K4382730		2,000
K4389980		1,000
K4397991		1,000
K4398696		1,000
K4403525		2,000
K4404831		1,000
K4405692		1,000
K4414020		1,000
K4416406		4,000
K4437306		7,000
K4437764		1,000
K4437926		1,000
K4440412		1,000
K4443241		3,000
K4446348		1,000
K4455568		7,000
K4465105		1,000
K4475208		4,000
K448004A		1,000
K4493168	K1416707	1,000
K4494423		1,000
K4501225		1,000
K4513061		1,000
K4513185		1,000
K4514572		2,000
K4516974		1,000
K4525396		1,000
K4540301		1,000
K4560078		5,000
K4565746		2,000
K456667A		5,000
K459004A		1,000
K4590759		1,000
K4593936		1,000
K4599144		3,000
K4599713		1,000
K4603346		1,000
K4603486		6,000
K4607449		3,000
K4614496		3,000
K4617525		1,000
K4629175		1,000
K4633458		1,000
K4633962		1,000
K4636481		1,000
K4640675		2,000
K4641507		2,000
K4643119		1,000
K4644808		1,000
K4646304		4,000
K4651189		1,000
K4656989		1,000
K4657578		2,000
K4657926		1,000
K4662547		1,000
K4664124		1,000
K4676564		1,000
K4686489		1,000
K4693240		1,000
K4697170		2,000
K4711025		1,000
K4719077		2,000
K4720156		2,000
K4727134		3,000
K4728947		1,000
K4738691	K4485718	1,000
K4739884		1,000
K4739930		1,000
K4741374		1,000
K4752716		1,000
K4756622		2,000
K4769503		1,000
K4772709		1,000
K4780302		1,000
K4793137		1,000
K4795199		1,000
K4797264		1,000
K4799909		1,000
K4805366		[illegible]

身份證明文件編號		將有條件配發的公開發售股份數目
K5237386		1,000
K5237726		1,000
K5247292		2,000
K525616A		1,000
K5262739		1,000
K5269431		6,000
K5271711		1,000
K5277736		1,000
K5278538		3,000
K5281857		2,000
K5282969		2,000
K5287316		1,000
K5288142		1,000
K529519A		1,000
K5296803		2,000
K5297370		1,000
K5298350		4,000
K5313171		3,000
K5319978		1,000
K5321743		1,000
K532419A		3,000
K5325145		2,000
K5326400		1,000
K5331269		1,000
K5341426		1,000
K5360404		1,000
K5362822		1,000
K5370426		1,000
K5375142		1,000
K537796A		1,000
K5379318		1,000
K5398746		2,000
K5420466		1,000
K5426812		1,000
K5429986		1,000
K5432154		6,000
K5437903		1,000
K5443784		1,000
K545025A		1,000
K5465850		1,000
K5469120		2,000
K5477409		1,000
K5477603		1,000
K5490049		1,000
K5496888		1,000
K5498821		2,000
K5500311		1,000
K5510252		1,000
K5512557		5,000
K552122A		1,000
K5521270		1,000
K5532930		1,000
K5537177		1,000
K554453A		1,000
K5547415		1,000
K5548276		1,000
K5554381		4,000
K555943A		1,000
K5561493		1,000
K5562538		1,000
K5565863		1,000
K5575087		1,000
K5578159		1,000
K557871A		1,000
K558471A		1,000
K558602A		1,000
K5587220		1,000
K5588049		1,000
K5588510		2,000
K5588774		1,000
K5599768		1,000
K5605776		1,000
K5610036		3,000
K5626498		3,000
K5626528		1,000
K5632498		12,000
K563430A		1,000
K5635896		1,000
K563718A		1,000
K5655161		1,000
K565548A		1,000
K5658063		1,000
K5662923		3,000
K5673100		2,000
K567994A		1,000
K5684684		1,000
K5702224		1,000
K5706033		1,000
K5712831		2,000
K5717736		2,000
K5726085		1,000
K5727081		1,000
K5748461		1,000
K575142A		1,000
K5754860		1,000
K5756022		1,000
K576288A		1,000
K5773814		1,000
K5780241		1,000
K5792991		1,000
K5793483		1,000
K5821371		1,000
K5828392		1,000
K5830745		1,000
K583404A		1,000
K5838878	E208132A	1,000
K5842530		1,000
K5844096		1,000
K5847729		1,000
K5855136		1,000
K5855241		1,000
K5859808		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
K6371507		1,000
K6373313		1,000
K637459A		1,000
K6378218		1,000
K6381022		2,000
K6384420		1,000
K6386873		1,000
K6393535		1,000
K6399177		2,000
K6407722		1,000
K6426085		1,000
K6430465		1,000
K6435742		1,000
K6436803		1,000
K643715A		1,000
K6439225		1,000
K6452213		1,000
K6458254		4,000
K6478247		1,000
K647862A		1,000
K6479006		1,000
K6484859		1,000
K649191A		1,000
K6495044		1,000
K6505783		1,000
K6506674		1,000
K6520669		2,000
K6530680		1,000
K653564A		1,000
K654374A		3,000
K6555659		1,000
K6557090		1,000
K6557457		1,000
K6562698		1,000
K6563244		6,000
K6567045		1,000
K6568831		1,000
K657081A		1,000
K6576540		1,000
K658120A		1,000
K658361A		1,000
K659607A		2,000
K6602127		1,000
K661163A		1,000
K6614094		1,000
K6614302		1,000
K6618618		1,000
K663303A		1,000
K6643418		1,000
K6653928		1,000
K6678424		1,000
K6684440		1,000
K6686664		1,000
K6693075		1,000
K6699154		2,000
K670722A		1,000
K6712622		1,000
K6726895		1,000
K672812A		1,000
K6735045		1,000
K6753892		2,000
K6758045		3,000
K675855A		1,000
K6759629		1,000
K6781764		2,000
K6790283		1,000
K6791705		1,000
K6801242		1,000
K6805620		3,000
K681171A		2,000
K6822827		1,000
K6822924		1,000
K6830749		1,000
K6841201		1,000
K6851770		1,000
K6851851		1,000
K6865240		1,000
K6866689		1,000
K6881718		1,000
K6883540		1,000
K688718A		1,000
K6890156		1,000
K6894100		1,000
K6894364		1,000
K6899064		1,000
K6912931		2,000
K6915442		1,000
K6931863		1,000
K6937306		1,000
K6943462		1,000
K694518A		1,000
K6957315		1,000
K6958303		1,000
K696348A		1,000
K6967493		1,000
K6974783		1,000
K6983367		1,000
K6987834		1,000
K6993583		1,000
K7002815		1,000
K7007647		1,000
K7010060		1,000
K7010176		1,000
K7014147		1,000
K7014651		1,000
K702746A		1,000
K7032099		1,000
K7036787		1,000
K7038305		2,000
K7039565		1,000
K7047940		1,000
K7063261		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
K7712448		1,000
K7719817		2,000
K7721285		2,000
K7721773		1,000
K7731159		1,000
K7751877		2,000
K7753535		1,000
K7755023		1,000
K7776578		1,000
K7777108		2,000
K7786441		1,000
K7786948		1,000
K7787073		2,000
K7788266		1,000
K7797982		1,000
K7808062		1,000
K7811691		1,000
K7817339		4,000
K7819242		1,000
K7820089		1,000
K7825536		2,000
K7826710		1,000
K7828829		1,000
K7831145		1,000
K7863349		1,000
K7867425		1,000
K7871570		1,000
K7874839		1,000
K7879245	E4200350	1,000
K7886608		3,000
K7886969		1,000
K7893787		1,000
K7914725		1,000
K7927401		1,000
K7940459		1,000
K7941013		1,000
K7944683		1,000
K7944799		1,000
K7956932		1,000
K7957947		1,000
K7962363		1,000
K796322A		1,000
K7969759		1,000
K797051A		1,000
K7970889		1,000
K7982968		1,000
K8043981		1,000
K8044104		1,000
K8053189		1,000
K807450A		1,000
K8080550		1,000
K8082685		1,000
K8094012		2,000
K8101256		1,000
K8116415		6,000
K812423A		2,000
K8149712		1,000
K815063A		1,000
K8156395		1,000
K8168672		2,000
K8176140		1,000
K8178054		7,000
K8189900		5,000
K819355A		1,000
K8193738		1,000
K8206961		1,000
K8207380		1,000
K8211094		1,000
K821168A		1,000
K8214883		1,000
K8215928		1,000
K8217424		1,000
K8217610		1,000
K8234353		1,000
K8237751		1,000
K8250677		1,000
K8251754		1,000
K8251770		1,000
K8252858		1,000
K8265372		1,000
K8280762		5,000
K8291055		1,000
K8294623	P1036045	1,000
K8303991		2,000
K8313369		2,000
K8314675		1,000
K8318344		1,000
K8339015		1,000
K8360693		1,000
K8365601		1,000
K8389578		1,000
K8402752		2,000
K8414254		1,000
K8417121		1,000
K8420440		1,000
K8425728		2,000
K8429014		1,000
K8430225		1,000
K8431841		1,000
K8432902		1,000
K8435340		1,000
K844191A		1,000
K8443866		1,000
K8452946		1,000
K8454477		1,000
K846278A		1,000
K8485976		1,000
K8486298		1,000
K8492344		1,000
K8496404		1,000
K850164A		1,000
K8507457		[illegible]

身份證明文件編號		將有條件配發的公開發售股份數目
K9221158		1,000
K9240551		1,000
K9252487		3,000
K926342A		1,000
K9274715		1,000
K927958A		1,000
K928480A		2,000
K9296530		6,000
K9300880		1,000
K9301380		1,000
K9306420		2,000
K930648A		1,000
K9306706		1,000
K9320903		1,000
K9328912		1,000
K935042A		1,000
K9360204		22,000
K9363939		2,000
K9377158		1,000
K9384103		1,000
K9411828		2,000
K9411844		1,000
K9414975		1,000
K9419179		1,000
K942041A		1,000
K9422528		1,000
K9436324		1,000
K9443517		2,000
K9446745		1,000
K9459669		1,000
K9468404		1,000
K9473939		1,000
K9476474		1,000
K9481087		1,000
K9484221		1,000
K9488510		1,000
K9509429		1,000
K9511792		1,000
K9512608		1,000
K9518312		1,000
K9522239		1,000
K9535349		6,000
K9543813		1,000
K9550585		2,000
K9563539		5,000
K9570268		1,000
K9572023		1,000
K9580468		1,000
K9584021		1,000
K9595147		1,000
K9599649		1,000
K9638563		1,000
K9645888		1,000
K9669175		1,000
K9669191		1,000
K9682716		2,000
K9686908		1,000
K9693165		1,000
K9708388		1,000
K9716033		1,000
K9718052		1,000
K9721134		1,000
K9733108		1,000
K9754083		1,000
K9755055		1,000
K9764097		1,000
K9765492		3,000
K9771263		1,000
K9771433		1,000
K9779779		1,000
K9810854		1,000
K9825657		1,000
K9830405		7,000
K9831649		3,000
K9838392		1,000
K9839879		2,000
K985567A		1,000
K9856404		1,000
K9860223		2,000
K9864733		1,000
K9870628		2,000
K9883789		1,000
K9899871		1,000
K9900195		2,000
K9910522		1,000
L0008047		2,000
L0012540		1,000
L0012915		1,000
L003241A		1,000
L007161A		1,000
M0061444		1,000
P0005979		1,000
P0008064		1,000
P0010476		1,000
P0012363		1,000
P0026275		6,000
P0037048		1,000
P007640A		1,000
P0078860		2,000
P0078941		1,000
P0091840		1,000
P0094866		2,000
P0100963		1,000
P0104381		1,000
P0108298		5,000
P0114158		1,000
P0121510		1,000
P0126857		1,000
P0130927		1,000
P0136323		1,000
P0184334		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
P1074435		1,000
P1089106		2,000
P1092605		1,000
P1099659		1,000
P1112671		1,000
P1113406		3,000
P1116782		2,000
P1124165		2,000
P1143879		1,000
P1146126		2,000
P115563A		1,000
P1171201		1,000
P1172860		3,000
P1200864		7,000
P1208601		3,000
P1228033		1,000
P1327449		1,000
P1349329		3,000
P1356562		1,000
P1387603		2,000
P1387913		3,000
P1390450		1,000
P140740A		2,000
P1435012		1,000
P1457180		1,000
P146151A		1,000
P1471140		2,000
P1489627		2,000
P1496240		1,000
P149664A		2,000
P1513617		1,000
P1528738		1,000
P1534525		1,000
P1545233		1,000
P1548283		3,000
P1563185		1,000
P1604868		1,000
P1610914		1,000
P1643286		1,000
P1644010		3,000
P1645122		1,000
P1648164		1,000
P1654482		1,000
P1662353		1,000
P1668270		1,000
P1672111		5,000
P1681838		2,000
P1713403		3,000
P172863A		2,000
P1732068		3,000
P1742683		1,000
P1765705		1,000
P178890A		1,000
P1806347		1,000
P1826240		2,000
P1830280		1,000
P1835290		3,000
P1862530		1,000
P1867559		1,000
P1895455		1,000
P1899558		1,000
P193695A		1,000
P1939282		2,000
P1959909		1,000
P1962683		7,000
P1963736		1,000
P209944A		22,000
P2103382		1,000
P2116018		1,000
P2123650		3,000
P2137015		1,000
P2156419		1,000
P2215350		1,000
P2220265		1,000
P2236501		1,000
P2238741		2,000
P2247678		1,000
P2265943		3,000
P2267393		2,000
P2268934		1,000
P2270041		1,000
P2276311		1,000
P2278522		1,000
P2280136		1,000
P2290492		5,000
P2297330		2,000
P2325113		1,000
P2330230		4,000
P2358550		1,000
P2358593		1,000
P2364291		2,000
P236836A		3,000
P2400808		1,000
P2441350		1,000
P2462714		1,000
P2477568		1,000
P2496767		1,000
P2501345		1,000
P2505898		7,000
P2556549		1,000
P2580628		2,000
P2580644		1,000
P2583473		1,000
P2610977		1,000
P2627144		1,000
P2634299		1,000
P2638995		1,000
P2647641		1,000
P2649466		1,000
P2685187		2,000
P2685802		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
P4069505		1,000
P4080436		1,000
P4113709		1,000
P4162076		1,000
P4162300		1,000
P4166624		1,000
P4189179		1,000
P4193974		1,000
P4198712		5,000
P4202701		1,000
P4269326		1,000
P4277337		3,000
P4280966		1,000
P4290562		3,000
P4329671		1,000
P4343151		1,000
P4358892		1,000
P4380448		1,000
P4401135		1,000
P4452678		2,000
P4492106		1,000
P450659A		1,000
P451195A		2,000
P451567A		1,000
P4550394		2,000
P4563372		1,000
P4572754		1,000
P462391A		2,000
P4644534		1,000
P4652685		24,000
P4799236		1,000
P4809959		1,000
P4829593		1,000
P4841003		2,000
P4873460		1,000
P4875064		4,000
P488845A		1,000
P4890241		1,000
P4900743		1,000
P4927110		1,000
P4927919		2,000
P4956072		1,000
P4961289		1,000
P4964237		1,000
P4990904		1,000
P5066852		1,000
P5068847		1,000
P5092284		1,000
P5176046		1,000
P5184782		1,000
P5211275		1,000
P5250661		1,000
P5252117		1,000
P5255000		1,000
P5333877		1,000
P5376452		4,000
P5387357		1,000
P5387705		1,000
P5402399		1,000
P5415784		3,000
P544072A		3,000
P5464432		1,000
P5471900		1,000
P5490476		1,000
P5491995		2,000
P5573746		3,000
P557548A		3,000
P5583792		2,000
P5660649		1,000
P5666957		1,000
P5680313		1,000
P5693334		1,000
P5706258		1,000
P5706479		3,000
P5746640		1,000
P5746683		1,000
P5751938		1,000
P5759122		1,000
P5783287		1,000
P582966A		1,000
P5837085		1,000
P5852432		1,000
P5861946		1,000
P5868150		1,000
P5872700		1,000
P5886094		3,000
P5912796		1,000
P5915620		2,000
P5931103		2,000
P5941370		1,000
P5942865		1,000
P5943039		1,000
P5952534		1,000
P5965237		1,000
P5977197		6,000
P5980449		1,000
P5980643		1,000
P598990A		1,000
P6001630		2,000
P6012470		2,000
P6013515		2,000
P6060734		1,000
P6086555		1,000
P6096208		1,000
P6104529		2,000
P6146728		1,000
P6191405		1,000
P6202490		1,000
P6235313		1,000
P6235402		1,000
P6249549		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
P7750890		1,000
P7753423		1,000
P7764271		1,000
P777501A		4,000
P7775753		1,000
P7824266		1,000
P7869251		2,000
P7939179		3,000
P7947457		1,000
P7995273		2,000
P801215A		2,000
P8093311		1,000
P8117296		6,000
P8155910		2,000
P8170634		2,000
P8190600		1,000
P8229566		2,000
P8282297		2,000
P8319212		4,000
P8365974		1,000
P8376577		1,000
P8393420		5,000
P8415746		1,000
P8485538		1,000
P8522662		1,000
P8562338		1,000
P8616896		1,000
P8638938		1,000
P8663991		4,000
P8675566		2,000
P8707603		5,000
P8710884		3,000
P8715460		5,000
P8754008		1,000
P8761144		24,000
P8782990		3,000
P8785337		1,000
P8799206		2,000
P8827447		1,000
P8828141		1,000
P8855726		1,000
P887464A		2,000
P8874836		2,000
P892809A		2,000
P8943757		3,000
P894480A		1,000
P8946659		7,000
P8951962		1,000
P8978739		5,000
P9013974		1,000
P9017910		4,000
P903720	P912466	1,000
P905400A		2,000
P9071281		1,000
P9072075		1,000
P9079614		1,000
P9080256		1,000
P9094974		4,000
P9113685		1,000
P9114061		1,000
P9117982		1,000
P9163712		5,000
P9165634		1,000
P9167416		4,000
P9196971		1,000
P9197196		6,000
P9198346		2,000
P919877A		6,000
P924190A		4,000
P924223A		1,000
P9258667		1,000
P9260416		1,000
P9260963		1,000
P9272686		5,000
P9283327		2,000
P9303867		1,000
P9306246		4,000
P9306254		4,000
P9321164		1,000
P9331666		1,000
P9353023		3,000
P9362383		2,000
P9387246		1,000
P9449012		1,000
P9450401		4,000
P945086A		3,000
P950224A		1,000
P9526637		1,000
P9531096		1,000
P9542489		1,000
P9551879		1,000
P9590351		2,000
P9631821		3,000
P9631880		1,000
P9632313		1,000
P9649259		1,000
P9687894		1,000
P9713437		1,000
P9732326		1,000
P9757493		2,000
P9758724		1,000
P9766743		1,000
P9826118		4,000
P9835621		1,000
P9863528		6,000
P9875933		1,000
P9894563		1,000
P9899271		1,000
P9903341		1,000
P9908440		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
R176786A		1,000
R1818413		3,000
R1824545		1,000
R1825215		2,000
R1895914		3,000
R1938796		1,000
R1971335		1,000
R1972072		1,000
R2182407		1,000
R2199814		1,000
R2242167		1,000
R2246413		1,000
R233746A		1,000
R2733527		1,000
TZ0080614		1,000
V0008060		1,000
V0008311		1,000
V000975A		3,000
V0011150		1,000
V0011533		2,000
V0012203		1,000
V0015636		1,000
V0017132		1,000
V0024457		1,000
V0025968		2,000
V0029386		1,000
V0036358		1,000
V0037583		1,000
V0040983		1,000
V0046515		1,000
V0047317		1,000
V0051128		2,000
V0055603		1,000
V0056820		2,000
V005920A		1,000
V0060275		2,000
V006629A		2,000
V0067032		4,000
V0070823		2,000
V0072826		2,000
V0079847		1,000
V0080713		3,000
V0080861		1,000
V0082171		1,000
V0082805		1,000
V0084468		3,000
V009000A		1,000
V0094439		1,000
V0095486		2,000
V0097519		1,000
V0098361		2,000
V0104388		1,000
V0117501		3,000
V0125849		1,000
V0134147		1,000
V0160210		1,000
V0160482		1,000
V0167797		1,000
V017047A		1,000
V0177709		1,000
V0185760		3,000
V0190373		1,000
V0191280		1,000
V0194972		1,000
V0195960		1,000
V0198595		3,000
V020174A		1,000
V0201898		1,000
V0202851		1,000
V0205125		1,000
V0208418		2,000
V0209449		1,000
V0211451		1,000
V0220078		1,000
V0229121		1,000
V0229539		1,000
V0235350		1,000
V0276057		1,000
V0279560		1,000
V0285137		1,000
V0296015		1,000
V0303828		3,000
V0306908		2,000
V0308625		1,000
V0317217		5,000
V0322636		1,000
V0331597		1,000
V0332615		1,000
V0333182		1,000
V0335703		1,000
V0356352		1,000
V0374725		1,000
V0406155		1,000
V0408409		1,000
V0414573		2,000
V0418188		1,000
V0462500		1,000
V0471224		1,000
V0475300		1,000
V0479683		1,000
V051016		1,000
V0522074		1,000
V053336A		1,000
V0534749		2,000
V059539A		1,000
V0680230		16,000
V0696269		1,000
V0707538		1,000
V0731013		1,000
V0750581		1,000

身份證明文件編號		將有條件配發的公開發售股份數目
Z0606198		1,000
Z060862A	A7105684	1,000
Z0610594		1,000
Z061767A		1,000
Z0644251		5,000
Z0644340		1,000
Z0646718		1,000
Z0652955		1,000
Z0658643		1,000
Z0660001		1,000
Z0660338		1,000
Z066256A		1,000
Z0682757		1,000
Z0694046		1,000
Z0705447		2,000
Z0711846		1,000
Z0712125		1,000
Z0747786		2,000
Z0761282		1,000
Z0798895		2,000
Z0831213		1,000
Z0833852		3,000
Z0853349		1,000
Z0871339		1,000
Z0874710		1,000
Z0883698		1,000
Z0889289		1,000
Z0919811		2,000
Z093764A		1,000
Z0973700		1,000
Z0986551		1,000
Z1056973		1,000
Z1135474		1,000
Z1172116		1,000
Z134085A		5,000
Z136225A		1,000
Z1386760		1,000
Z1387112		1,000
Z1404831		1,000
Z1431847		1,000
Z1618769		1,000
Z1657675		1,000
Z1683390		1,000
Z1695623		1,000
Z1698797		1,000
Z1700007		1,000
Z1722361		1,000
Z172836A		1,000
Z1789067		2,000
Z184257A		5,000
Z1857852		1,000
Z1859332		1,000
Z1965264		1,000
Z1987373		1,000
Z1989279		1,000
Z201316A		1,000
Z2066956		1,000
Z2073618		1,000
Z2078490		1,000
Z2136857		1,000
Z2157366		1,000
Z2160235		1,000
Z2191408		1,000
Z2205115		1,000
Z2215395		2,000
Z2324173		1,000
Z232839A		1,000
Z2336619		1,000
Z2378249		1,000
Z2394627		1,000
Z2440637		1,000
Z2461162		1,000
Z2489040		1,000
Z2490820		1,000
Z2511208		1,000
Z2646734		1,000
Z2751667		1,000
Z2836719		1,000
Z2879655		1,000
Z2880165		1,000
Z2884578		1,000
Z2891876		1,000
Z2897238		2,000
Z2905974		6,000
Z2906059		1,000
Z2908124		1,000
Z290871A	K872525A	1,000
Z2932750		1,000
Z2951658		1,000
Z2960837		30,000
Z2973945		1,000
Z2975875		1,000
Z2993423		1,000
Z3015611		2,000
Z3045472		2,000
Z3052622		1,000
Z3055192		2,000
Z3055524		1,000
Z3068839		1,000
Z308317A		1,000
Z308513A		1,000
Z3087248		1,000
Z3157203		1,000
Z3246125		1,000
Z3250580		1,000
Z325120A		3,000
Z3300920		1,000
Z3334733		1,000
Z335906A		4,000
Z3399487		1,000

[illegible]	[illegible]	[illegible]	1,000	[illegible]	1,000	[illegible]	1,000	[illegible]	1,000	P2634299	1,000	P6146728	1,000	P9875933	1,000	V0680230	16,000	Z325120A	3,000
K4772709	1,000	K5842530	1,000	K7032099	1,000	K8485936	1,000	P0121510	1,000	P2638995	1,000	P6191403	1,000	P9894563	1,000	V0696269	1,000	Z3300920	1,000
K4780302	1,000	K5844096	1,000	K7036787	1,000	K8456298	1,000	P0126857	1,000	P2647641	1,000	P6202490	1,000	P9899271	1,000	V0707538	1,000	Z3334733	1,000
K4793137	1,000	K5847729	1,000	K7038305	2,000	K8492344	1,000	P0110927	1,000	P2649466	1,000	P6235313	1,000	P9903341	1,000	V0731013	1,000	Z335906A	4,000
K4795199	1,000	K5855136	1,000	K7039565	1,000	K8496404	1,000	P0176323	1,000	P2685187	2,000	P6235402	1,000	P9908440	1,000	V0750581	1,000	Z3399487	1,000
K4797264	1,000	K5855241	1,000	K7047940	1,000	K850184A	1,000	P0184334	1,000	P2685802	1,000	P6249349	1,000	P9948183	1,000	V0833525	1,000	Z3493963	1,000
K4799909	1,000	K5859808	1,000	K7063261	1,000	K8507457	1,000	P0198742	6,000	P2724115	2,000	P6261519	6,000	P9950781	2,000	VJ849189	5,000	Z3577903	1,000
K4805364	1,000	K5863260	1,000	K7077637	1,000	K851514A	5,000	P0199056	1,000	P2740676	1,000	P6321201	5,000	P9979135	1,000	VN266440	6,000	Z3618065	2,000
K4809262	1,000	K5866073	2,000	K7078919	1,000	K8515778	1,000	P0209159	1,000	P281176A	1,000	P6331260	6,000	P9980230	1,000	W00445947	3,000	Z3646972	1,000
K4812220	1,000	K5869420	2,000	K7083696	1,000	K8533660	1,000	P0211749	1,000	P2814734	1,000	P6369123	1,000	R0031525	2,000	W00847071	7,000	Z364760A	1,000
K4814746	2,000	K5876737	1,000	K7083912	1,000	K8547912	4,000	P0216937	2,000	P2834727	1,000	P6371322	1,000	R0044066	1,000	W01345734	2,000	Z3648053	1,000
K4819748	1,000	K5876745	1,000	K708627A	1,000	K8554633	1,000	P0232088	1,000	P283476A	1,000	P6435258	1,000	R004466A	1,000	W01465686	3,000	Z3650295	1,000
K4823117	2,000	K5886112	1,000	K7087446	1,000	K8561109	1,000	P0237012 P0126881	1,000	P2881458	2,000	P6480989	1,000	R0049130	1,000	W02214533	1,000	Z3650899	5,000
K4833842	1,000	K5886120	1,000	K7118619	1,000	K8571147	2,000	P0240080	1,000	P2884635	1,000	P6531923	2,000	R004953A	1,000	W03865148	1,000	Z3679897	2,000
K4825322	1,000	K5886554	2,000	K7122519	1,000	K8574391	1,000	P0240439	1,000	P2886885	2,000	P6535457	1,000	R0075182	1,000	W05336580	12,000	Z3689876	1,000
K4826299	1,000	K5905842	1,000	K7146698	1,000	K8589852	1,000	P024955A	1,000	P2891038	1,000	P6545088	1,000	R0102813	4,000	W06554597	4,000	Z3693857	12,000
K4828755	1,000	K5907985	1,000	K7149301	1,000	K8590389	1,000	P0259725	1,000	P2908658	1,000	P6576021	2,000	R0105812	1,000	W149910840	1,000	Z3704514	1,000
K4834755	1,000	K5914604	1,000	K715500A	1,000	K8607532	1,000	P0265776	2,000	P2939839	6,000	P6602936	2,000	R0116040	1,000	W6143167	2,000	Z3708803	1,000
K4844432	1,000	K5919363	1,000	K715547	1,000	K8623686	1,000	P0275690	1,000	P2948749	1,000	P6603347	2,000	R0116555	1,000	XA054864A	3,000	Z3723500	1,000
K4845110	2,000	K5921678	2,000	K7157800	1,000	K8644381	1,000	P0280902	22,000	P296261A	5,000	P6608551	3,000	R0126666	2,000	XA1103773	1,000	Z3743692	1,000
K4851595	1,000	K5930472	1,000	K7159331	1,000	K8644950	1,000	P0295322	1,000	P2971554	1,000	P6637225	3,000	R0164088	6,000	XA440863A	1,000	Z3892183	1,000
K4853124	1,000	K5933846	1,000	K7177712	1,000	K8660441	1,000	P0298186	1,000	P3024664	1,000	P6648634	2,000	R0187797	1,000	XA7709215	1,000	Z3900089	1,000
K4856090	1,000	K5937175	2,000	K7186053	1,000	K8669198	1,000	P030092A	1,000	P3048571	1,000	P6663323	1,000	R020456A	1,000	XA9700967	6,000	Z3949843	1,000
K4871081	1,000	K5946301	1,000	K7203101	1,000	K8671605	1,000	P0321595	1,000	P3066588	1,000	P6689888	1,000	R0218129	1,000	XA9763918	2,000	Z3958621	1,000
K4879430	1,000	K5949971	1,000	K7214901	1,000	K8673535	1,000	P032333A	4,000	P3079973	1,000	P6706243	2,000	R0249067	1,000	XB083856A	1,000	Z3965288	2,000
K4883411	1,000	K5950325	1,000	K7215681	1,000	K8686947	1,000	P0347136	3,000	P3085574	1,000	P6720475	1,000	R0293813	6,000	XB2542781	1,000	Z3965946	1,000
K4887174	1,000	K5952921	2,000	K722110A	1,000	K8691525	1,000	P0349422	1,000	P3088778	2,000	P6725426	1,000	R0295808	2,000	XB7133529	3,000	Z3983596	2,000
K4887956	2,000	K5955181	1,000	K7232772	1,000	K8710953	2,000	P0353896	1,000	P3094808	1,000	P6729219	1,000	R0313776	1,000	XC2786632	12,000	Z4023413	1,000
K4897110	1,000	K5957036	1,000	K7250479	1,000	K872623A	3,000	P0376497	1,000	P3114523	1,000	P6759444	1,000	R0352046	1,000	XC6338014	1,000	Z4039123	1,000
K4901460	1,000	K5960150	6,000	K725721A	1,000	K8735808	1,000	P0381016	2,000	P3132319	1,000	P6761031	1,000	R0375836	1,000	XC6533070	2,000	Z4044755	1,000
K4902157	4,000	K5961122	1,000	K7259069	1,000	K8748098	1,000	P0397680	2,000	P3137582	1,000	P678161A	6,000	R0398291	1,000	XD0577478	1,000	Z407378A	4,000
K491838A	1,000	K5967163	1,000	K7260601	1,000	K8754853	1,000	P0407821	6,000	P3186990	1,000	P6802897	1,000	R0410062	3,000	XD1246823	1,000	Z4096755	1,000
K4920775	1,000	K5985390	1,000	K726738A	1,000	K8756481	2,000	P0420925	1,000	P3208641	1,000	P6932162	1,000	R0417806	2,000	XD2516018	2,000	Z4096860	1,000
K4923537	1,000	K5986605	1,000	K7286708	1,000	K8772525	1,000	P0435663	1,000	P3212843	1,000	P6993757	1,000	R0432805	1,000	XD3113286	1,000	Z4101155	1,000
K4929314	1,000	K598811A	1,000	K7297432	1,000	K8774226	1,000	P0460994	1,000	P3213157	1,000	P7014531	1,000	R0434441	1,000	XD6704226	1,000	Z4151470	1,000
K4937767	1,000	K5994691	1,000	K7298722	1,000	K8780536	1,000	P0474642	1,000	P3229967	1,000	P7031584	2,000	R0451028	1,000	XD8173449	1,000	Z4215207	1,000
K4937929	1,000	K5994861	1,000	K7300182	1,000	K8792437	1,000	P0478737	1,000	P3254376	1,000	P7039275	1,000	R0467048	1,000	XD8439732	4,000	Z4255454	1,000
K4938488	1,000	K6000908	1,000	K7308663	1,000	K8796394 B7872203	3,000	P0480170	1,000	P3258940	1,000	P7039909	1,000	R0505624	3,000	XE2467117	2,000	Z4280610	1,000
K4949366	1,000	K6005055	1,000	K7313837	2,000	K8800278	2,000	P0486748	1,000	P3284739	1,000	P7040338	1,000	R0537097	1,000	XE2760973	1,000	Z4281005	1,000
K4955358	1,000	K6009018	1,000	K7340869	1,000	K8803226	1,000	P049466A	1,000	P3302788	2,000	P7054576	1,000	R0556806	1,000	XE309196A	1,000	Z4292457	1,000
K4955609	1,000	K6015611	1,000	K7357036	1,000	K8803552	5,000	P0501038	2,000	P3316487	1,000	P7078203	1,000	R0559953	1,000	XE9069168	6,000	Z435116A	1,000
K4958675	1,000	K602307A	1,000	K7364946	1,000	K8808511	7,000	P0504991	1,000	P3329872	1,000	P7089418	1,000	R0561362	1,000	XG1602105	1,000	Z4366884	1,000
K4958896	1,000	K602341A	1,000	K7372051	3,000	K8823707	1,000	P0508318	2,000	P333728A	1,000	P7095779	2,000	R0581363	1,000	XG2348881	1,000	Z4405405	1,000
K4958977	1,000	K6025110	1,000	K7372566	1,000	K882391A	1,000	P0509063	1,000	P3344537	2,000	P7116482	1,000	R0592152	1,000	XG3961455	1,000	Z4408064	1,000
K4962036	1,000	K6025633	7,000	K7384297	3,000	K8825327	2,000	P0511882	1,000	P3346424	2,000	P711756A	1,000	R0610894	1,000	XG4044987	1,000	Z4419767	1,000
K4964187	1,000	K6028675	1,000	K7393628	1,000	K8833834	1,000	P053405A	5,000	P3357876	1,000	P715466A	1,000	R0639035	1,000	XG4419506	1,000	Z4440219	1,000
K496621A	1,000	K6036104	1,000	K7396163	1,000	K8835950	1,000	P0535773	1,000	P3358082	1,000	P7162751	1,000	R0661014	1,000	XG4698006	1,000	Z4446748	1,000
K4970721	2,000	K6042260	1,000	K7397364	1,000	K8838739	1,000	P0541625	1,000	P3365534	1,000	P716617A	1,000	R0680353	2,000	XG4760356	2,000	Z4592604	1,000
K497624A	1,000	K6055842	1,000	K7402139	1,000	K8852111	1,000	P0549197	3,000	P3366107	2,000	P716939A	1,000	R0684189	1,000	Y0181461	1,000	Z4594380	1,000
K5001455	1,000	K6082742	1,000	K7409893	1,000	K8864551	1,000	P0563343	1,000	P3370562	5,000	P7188726	3,000	R0704422	3,000	Y0181534	1,000	Z4655703	1,000
K5012457	1,000	K6087051	1,000	K7412606	2,000	K8874603	1,000	P0563742	1,000	P3405196	1,000	P7190186	1,000	R0761167	1,000	Z0002608	3,000	Z4681739	1,000
K5012511	1,000	K6091148	3,000	K7416113	2,000	K8881162	1,000	P0574663	1,000	P3411544	1,000	P7198500	2,000	R0787786	7,000	Z0005496	1,000	Z4735588	1,000
K5022967	1,000	K6092896	1,000	K7434537	1,000	K8904537	1,000	P0591371	1,000	P3418204	1,000	P7204632	5,000	R0790051	1,000	Z0013189	1,000	Z4826222	1,000
K5023319	1,000	K6097790	1,000	K7435967	4,000	K8919917	2,000	P059754A	1,000	P3431081	3,000	P7209294	3,000	R0852227	5,000	Z002329A	1,000	Z5006148	1,000
K5029899	1,000	K6112579	1,000	K7447337	1,000	K8926719	1,000	P0604724	6,000	P3453093	1,000	P7222649	1,000	R0874069	2,000	Z0036502	1,000	Z5006202	1,000
K5032571	1,000	K614120A	1,000	K7457979	3,000	K8928002	4,000	P0613359	2,000	P3478045	1,000	P7225192	1,000	R088272A	1,000	Z0058166	1,000	Z5007705	1,000
K5035317	1,000	K6146341	1,000	K7466684	1,000	K8929076	1,000	P0613448	1,000	P348651A	5,000	P7235767	2,000	R0920966	1,000	Z0073459	1,000	Z5018715	1,000
K5040809	1,000	K6147097	1,000	K747654A	1,000	K8932611	1,000	P0620746	1,000	P3495020	1,000	P7242100	1,000	R0933480	2,000	Z0081907	1,000	Z5153035	1,000
K5041244	1,000	K6160557	1,000	K7481144	1,000	K8953678	1,000	P0632167	1,000	P3495128	2,000	P7245835	1,000	R0949360	1,000	Z0087808	1,000	Z5156891	1,000
K5041295	2,000	K6162185	1,000	K7490844	3,000	K8954321	1,000	P0634100	1,000	P3509439	1,000	P7270236	1,000	R0950350	2,000	Z0088081	3,000	Z5198942	1,000
K5055598	1,000	K6167365	1,000	K7506767	1,000	K8960895	3,000	P0636723	1,000	P3526007	3,000	P7291497	1,000	R097506A	1,000	Z008826A	7,000	Z5361622	1,000
K5064325	3,000	K6168736	1,000	K7506783	2,000	K8963401	1,000	P0641409	1,000	P3549287	1,000	P7292620	2,000	R1034196	1,000	Z0113914	1,000	Z5373817	1,000
K5064643	1,000	K617356A	1,000	K7515561	1,000	K8965234	1,000	P0665022	1,000	P356068A	1,000	P7295476	1,000	R1044868	2,000	Z011709A	1,000	Z5395187	1,000
K5069815	1,000	K6201628	1,000	K7525273	1,000	K8968454	1,000	P0673467	1,000	P3567501	1,000	P7301786	1,000	R1062599	1,000	Z0121046	1,000	Z5396051	1,000
K5075240	1,000	K6202373	1,000	K7550502	1,000	K897344A	1,000	P0674323	1,000	P3576675	1,000	P730484A	2,000	R1071237	1,000	Z0124576	1,000	Z5419949	4,000
K5080843	2,000	K6204805	1,000	K7556144	2,000	K8983879	1,000	P0686275	1,000	P3602005	2,000	P7326916	1,000	R1072659	1,000	Z0127494	2,000	Z5440778	1,000
K5095735	1,000	K6205542	1,000	K7566646	1,000	K8999783	4,000	P0711911	2,000	P3616812	2,000	P7334757	2,000	R1075682	2,000	Z014562A	1,000	Z5477280	1,000
K5097622	1,000	K6207375	2,000	K7572905	1,000	K9010173	3,000	P0724258	1,000	P3627210	1,000	P7343551	1,000	R109542A	1,000	Z016490A	4,000	Z552291A	1,000
K5098084	1,000	K6208649	2,000	K7577079	1,000	K9014357	1,000	P0780115	2,000	P3636295	2,000	P7344116	1,000	R1096353	1,000	Z0167003	1,000	Z6038434	1,000
K5100801	1,000	K6211275	1,000	K7581939	1,000	K9028056	1,000	P0798634	1,000	P3642651	1,000	P7344957	1,000	R1119582	1,000	Z0186997	1,000	Z6056297	2,000
K5101042	1,000	K6215696	1,000	K7590571	2,000	K903241A	3,000	P0809008	1,000	P3666046	1,000	P7346887	1,000	R1258574	1,000	Z0198812	1,000	Z6117628	1,000
K5104106	2,000	K6246494	1,000	K7593139	1,000	K9035389	1,000	P0815172	1,000	P3691539	3,000	P735409A	1,000	R1295720	1,000	Z0198820	1,000	Z6210121	1,000
K5118077	1,000	K6260454	1,000	K7593902	3,000	K9041494	1,000	P0834088	2,000	P3694945	3,000	P7367787	1,000	R1370900	1,000	Z0200698	1,000	Z6216529	2,000
K5118751	1,000	K6272932	1,000	K7600674	1,000	K9052356	1,000	P085450A	1,000	P3706315	1,000	P7367949	1,000	R1374574	1,000	Z020216A	1,000	Z6257101	1,000
K5146887	1,000	K6294049	1,000	K7603967	1,000	K9053387	1,000	P0878824	1,000	P372531A	1,000	P7369151	1,000	R1387218	1,000	Z0202410	1,000	Z6401512	1,000
K5157994	6,000	K6297072	3,000	K7604637	1,000	K9059153	1,000	P088770A	1,000	P3728459	1,000	P7398488	1,000	R1464778	1,000	Z0207528	2,000	Z6486852	1,000
K5160081	1,000	K6299725	1,000	K7605870	1,000	K9072128	1,000	P0955349	7,000	P3750810	2,000	P7403031	1,000	R1526323	1,000	Z0223663	1,000	Z6536965	1,000
K516074A	3,000	K6310524	1,000	K7609469	3,000	K9083766	1,000	P0970771	1,000	P3755227	1,000	P7447616	1,000	R1528172	6,000	Z0239977	1,000	Z6544747	4,000
K5167213	1,000	K6318711	2,000	K7611633	1,000	K9087338	1,000	P0976001	7,000	P379026A	1,000	P746605A	1,000	R1536299	3,000	Z0259064	1,000	Z6737790	1,000
K5168422	1,000	K6319661	2,000	K7616457	2,000	K909833A	1,000	P0984829	1,000	P385909A	1,000	P7476136	1,000	R1536914	1,000	Z0288072	1,000	Z7098201	1,000
K5171733	1,000	K6337937	1,000	K763524A	1,000	K9107649	1,000	P1004186	1,000	P3862031	1,000	P7499462	1,000	R1562737	1,000	Z0321266	1,000	Z7100710	3,000
K5175410	1,000	K6342787	1,000	K7650078	1,000	K9117938	1,000	P1014408	1,000	P3882814	1,000	P7503702	1,000	R1580573	3,000	Z0465470	1,000	Z7426411	2,000
K5192285	3,000	K6346103	1,000	K765488A	1,000	K9117970	4,000	P1015552	2,000	P3891783	1,000	P7541175 K5518045	1,000	R159213A	2,000	Z0505340	1,000		
K5192919	2,000	K6348556	1,000	K7664710	2,000	K9128751	1,000	P1015609	1,000	P3905253	1,000	P7583749	1,000	R1617353	2,000	Z0511251	1,000		
K5201543	1,000	K6349501	6,000	K7668635	1,000	K9133305	2,000	P1019302	1,000	P3924649	1,000	P758396A	1,000	R1645284	1,000	Z0531309	2,000		
K5203619	1,000	K6353002	1,000	K7668740	1,000	K9165428	1,000	P1020459	1,000	P3950704	1,000	P7658498	1,000	R1695974	1,000	Z0542629	1,000		
K520397A	1,000	K6359256	1,000	K7679785	1,000	K9167102	1,000	P1024306	1,000	P3999827	1,000	P7675511	6,000	R1736581	1,000	Z0543463	1,000		
K5216370	1,000	K6361706	1,000	K7693400	1,000	K9167420	1,000	P1041081	2,000	P400375A	2,000	P7675562	1,000	R1743448	2,000	Z0591727	1,000		
K5227461	2,000	K6363636	1,000	K7703996	1,000	K9168168	1,000	P1045516	6,000	P4027578	1,000	P7682259	1,000	R1758097	1,000	Z0595609	3,000		
K5231507	1,000	K6364845	1,000	K7712375	1,000	K9209468	1,000	P1064324	1,000	P4037759	2,000	P7685673	1,000	R1763562	1,000	Z059677A	1,000		

以黃色申請表格提出有效申請的結果

以下為使用黃色申請表格提出申請的成功申請人的身份證明文件號碼(如有提供)，以及將有條件配發予彼等的公開發售股份數目：

以中央結算系統經紀／託管商參與者身份提出的申請

身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目
00006014	12,000	00603092	4,000	00603092	16,000	00603092	7,000	00603092	12,000	00603092	12,000	00603092	12,000	00603092	6,000	03974959	24,000	04216780	12,000	04216780	20,000
00603092	197,000	00603092	4,000	00603092	16,000	00603092	7,000	00603092	12,000	00603092	12,000	00603092	12,000	00603092	6,000	03974959	24,000	04216780	12,000	04216780	20,000
00603092	4,000	00603092	29,000	00603092	16,000	00603092	7,000	00603092	12,000	00603092	12,000	00603092	12,000	00603092	6,000	03974959	57,000	04216780	12,000	04216780	20,000
00603092	4,000	00603092	29,000	00603092	16,000	00603092	7,000	00603092	12,000	00603092	12,000	00603092	25,000	00603092	1,000	03974959	12,000	04216780	12,000	04216780	80,000
00603092	4,000	00603092	30,000	00603092	140,000	00603092	7,000	00603092	12,000	00603092	12,000	00603092	25,000	00603092	23,000	04011215	1,000	04216780	12,000	04216780	37,000
00603092	4,000	00603092	30,000	00603092	140,000	00603092	7,000	00603092	12,000	00603092	12,000	00603092	25,000	00603092	23,000	04216780	22,000	04216780	12,000	04216780	17,000
00603092	4,000	00603092	29,000	00603092	139,000	00603092	24,000	00603092	12,000	00603092	12,000	00603092	20,000	00603092	23,000	04216780	23,000	04216780	12,000	04216780	16,000
00603092	4,000	00603092	17,000	00603092	43,000	00603092	24,000	00603092	12,000	00603092	12,000	00603092	20,000	00603092	22,000	04216780	23,000	04216780	12,000	04216780	16,000
00603092	4,000	00603092	17,000	00603092	43,000	00603092	269,000	00603092	12,000	00603092	12,000	00603092	20,000	00603092	22,000	04216780	22,000	04216780	13,000	04216780	16,000
00603092	4,000	00603092	17,000	00603092	7,000	00603092	243,000	00603092	12,000	00603092	12,000	00603092	20,000	00603092	23,000	04216780	23,000	04216780	12,000	04216780	16,000
00603092	4,000	00603092	16,000	00603092	6,000	00603092	535,000	00603092	12,000	00603092	12,000	00603092	37,000	00603092	22,000	04216780	22,000	04216780	12,000	04216780	17,000
00603092	4,000	00603092	17,000	00603092	7,000	00603092	96,000	00603092	12,000	00603092	12,000	00603092	32,000	00603092	23,000	04216780	23,000	04216780	12,000	04216780	16,000
00603092	4,000	00603092	16,000	00603092	7,000	00603092	96,000	00603092	12,000	00603092	12,000	00603092	32,000	00603092	5,000	04216780	22,000	04216780	12,000	04216780	17,000
00603092	4,000	00603092	16,000	00603092	7,000	00603092	139,000	00603092	12,000	00603092	12,000	00603092	32,000	00603092	5,000	04216780	22,000	04216780	217,000	04216780	17,000
00603092	4,000	00603092	16,000	00603092	7,000	00603092	68,000	00603092	12,000	00603092	12,000	00603092	6,000	00603092	6,000	04216780	12,000	04216780	35,000	04216780	17,000
00603092	4,000	00603092	16,000	00603092	7,000	00603092	74,000	00603092	12,000	00603092	12,000	00603092	6,000	00603092	6,000	04216780	12,000	04216780	35,000	04216780	16,000
00603092	4,000	00603092	16,000	00603092	7,000	00603092	57,000	00603092	12,000	00603092	12,000	00603092	6,000	02211958	7,000	04216780	12,000	04216780	107,000	04216780	40,000
00603092	4,000	00603092	17,000	00603092	7,000	00603092	57,000	00603092	12,000	00603092	12,000	00603092	1,000	03542188	3,000	04216780	12,000	04216780	20,000	04216780	7,000
00603092	4,000	00603092	17,000	00603092	6,000	00603092	12,000	00603092	12,000	00603092	12,000	00603092	6,000	03688879	12,000	04216780	12,000	04216780	20,000	04216780	6,000
00603092	4,000	00603092	17,000	00603092	6,000	00603092	12,000	00603092	12,000	00603092	12,000	00603092	6,000	03974959	139,000	04216780	12,000	04216780	20,000	04216780	6,000

第八頁

身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目
04216780	7,000	12341999	2,000	234120	33,000	A2686913	6,000	A664851A	1,000	A8846785	6,000	B2655581	4,000	B9583535	1,000	C4657452	1,000	D0334481	1,000
04216780	7,000	12341999	6,000	234120	16,000	A2700231	1,000	A6654870	2,000	A8848400	1,000	B2786015	3,000	B9593867	1,000	C4662286	5,000	D0339386	3,000
04216780	6,000	12417223	6,000	234120	6,000	A2708275	2,000	A6668715	1,000	A8851304	3,000	B2788174	1,000	B9595878	2,000	C4713034	1,000	D0343472	1,000
04216780	7,000	12633237	12,000	234120	6,000	A2726761	1,000	A6680855	2,000	A8869491	1,000	B2942378	1,000	B9606837	3,000	C4724966	2,000	D0360822	1,000
04216780	7,000	12633237	12,000	234120	58,000	A2744174	3,000	A6690028	1,000	A8877133	2,000	B2947523	2,000	B9615038	3,000	C4735712	1,000	D036464A	4,000
04216780	7,000	132113	1,000	234120	58,000	A2755273	17,000	A6710959	1,000	A8880673	1,000	B2948597	1,000	B964786A	1,000	C4742360	1,000	D0370186	1,000
04216780	6,000	132200	1,000	234120	6,000	A276177A	12,000	A6712765	1,000	A8887716	1,000	B2991514	2,000	B9818567	1,000	C4745114	1,000	D0371840	1,000
04216780	7,000	14402890	29,000	234120	6,000	A2776130	1,000	A6712927	2,000	A8896669	1,000	B2998640	2,000	B981863A	1,000	C4771646	1,000	D0373940	1,000
04216780	7,000	14418158	1,000	234120	1,000	A2779148	1,000	A6732308	2,000	A890033A	1,000	B3033274	3,000	B9818648	1,000	C4781110	1,000	D0398692 A3602799	2,000
04216780	7,000	14858831	1,000	234120	24,000	A280956A	2,000	A673890A	2,000	A8905269	1,000	B3033398	1,000	B9860164	2,000	C4791663	1,000	D0406733	1,000
04216780	7,000	14910126	1,000	234120	24,000	A2810827	1,000	A6741250	1,000	A8911390	12,000	B3060743	1,000	B9866723	1,000	C4804579	3,000	D0406865	6,000
04216780	7,000	14910142	1,000	234120	24,000	A2812730	2,000	A6766873	3,000	A8912834	1,000	B3084340	1,000	B9903033	1,000	C4804846	1,000	D0407543	2,000
04216780	7,000	15061900	1,000	235238	761,000	A2823953	2,000	A6772369	6,000	A8921191	1,000	B3258179	1,000	B9904048	1,000	C4841342	3,000	D0410323	2,000
04216780	7,000	15461005	12,000	30157477	5,000	A2875791 D1381777	1,000	A6775384	5,000	A8946429	2,000	B325887A	1,000	B9965489	4,000	C4855548	1,000	D0413020	1,000
04216780	7,000	15475248	1,000	30327383	1,000	A2875864	1,000	A6802969	1,000	A8953883	2,000	B3275766	1,000	B9984858	1,000	C4862420	2,000	D0413292	2,000
04216780	7,000	156922	784,000	30327383	1,000	A2892181	1,000	A6853601	7,000	A8962688	1,000	B3287861	1,000	B9986907	1,000	C4877525	1,000	D0415570	1,000
04216780	7,000	16149670	6,000	30327383	1,000	A2950114	6,000	A6860586	1,000	A8967191	1,000	B3317167	3,000	B9990173	1,000	C4879498	1,000	D0430138	1,000
04216780	57,000	16149670	1,000	30327383	1,000	A295702A	2,000	A6876873	2,000	A8987575	1,000	B344388A	1,000	B9994462	3,000	C4921370	1,000	D0446247	6,000
04216780	57,000	16149670	1,000	30327383	1,000	A2972444 A2972436	2,000	A6878566	4,000	A8990924	1,000	B3481501	1,000	C0039207	1,000	C4940154	4,000	D0449173	3,000
04216780	57,000	16149670	6,000	30327383	1,000	A2999172	3,000	A6888790	1,000	A8992935	1,000	B3525681	3,000	C0213290	1,000	C4956891	2,000	D0450457	2,000
04216780	7,000	16149670	1,000	30327383	1,000	A3000195	1,000	A6910826	1,000	A8994512	1,000	B3526408	2,000	C0225590	1,000	C4963413	1,000	D0457508	2,000
04216780	6,000	16149670	1,000	30327383	1,000	A3032062	2,000	A692424A	1,000	A8995128	2,000	B3596481	1,000	C0405157	2,000	C4963480	2,000	D0459101	1,000
04216780	7,000	16149670	1,000	30327383	2,000	A304625A	1,000	A6928652	7,000	A8998542	1,000	B3646497	4,000	C0422108	3,000	C4983988	6,000	D0460991	1,000
04216780	6,000	16149670	1,000	30327383	2,000	A3055968	1,000	A6936493	1,000	A9004958	1,000	B3660074	29,000	C0565707	3,000	C4991972	1,000	D0468380	1,000
04216780	6,000	16149670	1,000	30327383	2,000	A3069012	1,000	A6936949	1,000	A900768A	2,000	B3696214	12,000	C0601053	1,000	C4995382	6,000	D0480585	1,000
04216780	12,000	16149670	2,000	30327383	1,000	A3110926	4,000	A693699A	6,000	A9008333	1,000	B3746971	7,000	C0618452	1,000	C4997997	6,000	D0500772	1,000
04216780	139,000	16149670	2,000	30327383	1,000	A3111264	7,000	A6943821	3,000	A9026315	6,000	B3796766	6,000	C079949A	2,000	C5027908	1,000	D0540839	2,000
04216780	43,000	16149670	1,000	30327383	2,000	A3123262	1,000	A6952286	1,000	A9030568	6,000	B3805463	1,000	C0988547	2,000	C5029056	1,000	D0544222	1,000
04216780	44,000	16149670	3,000	30327383	1,000	A3127993	1,000	A6974964	2,000	A9034776	1,000	B3946040	1,000	C0995434	1,000	C5032618	2,000	D0545172	1,000
04216780	27,000	16149670	2,000	30327383	2,000	A3128477	7,000	A6979281	7,000	A904058A	24,000	B395230A	4,000	C1021794	1,000	C5034009	1,000	D0550877	1,000
04216780	24,000	16149670	2,000	30327383	1,000	A3164384	3,000	A7002036	1,000	A904089A	2,000	B3967129	1,000	C1145612	3,000	C5049197	1,000	D0551652	1,000
04216780	24,000	16149670	1,000	30327383	1,000	A3169106	6,000	A7016614	1,000	A9041640	1,000	B3983019	1,000	C1178502	1,000	C5052414	1,000	D056374A	1,000
04216780	24,000	16149670	1,000	30327383	1,000	A3171968	2,000	A7028124	3,000	A9061331	1,000	B3988193	1,000	C1192084	1,000	C5102918	1,000	D0565882	1,000
04216780	24,000	16149670	2,000	30460018	1,000	A3182242	2,000	A7050766	2,000	A9075286	7,000	B3991933	2,000	C1338518	2,000	C5109238	1,000	D0569977	3,000
04216780	24,000	16149670	1,000	30460018	57,000	A3224743	1,000	A7063876	1,000	A9084234	1,000	B4075817	1,000	C1342353	2,000	C5139900	1,000	D0593894	1,000
04216780	24,000	16192796	3,000	30460018	24,000	A3228447	1,000	A706550A	1,000	A9109822	1,000	B4081868	1,000	C1394493	1,000	C5160764	2,000	D0611361	1,000
04216780	24,000	16192796	1,000	30460018	1,000	A3236180	1,000	A7084210	2,000	A9120435	2,000	B4082457	2,000	C1493688	3,000	C5181826	1,000	D0616886	1,000
04216780	24,000	16192796	1,000	30460018	4,000	A3236199	3,000	A7088682	1,000	A9128118	1,000	B4119504	3,000	C1795293	1,000	C5182911	1,000	D0618978	1,000
04216780	24,000	16192796	30,000	30460018	4,000	A324647A	1,000	A7101476	2,000	A9128584	1,000	B4164461	1,000	C1795307	1,000	C5184345	1,000	D0624897	2,000
04216780	25,000	17083015	1,000	30460018	29,000	A3253696	1,000	A7113385	5,000	A9129696	2,000	B4211540	3,000	C1857132	5,000	C5190760	1,000	D0625621	1,000
04216780	29,000	17083015	4,000	30460018	2,000	A3266772	4,000	A7138469	1,000	A9137125	2,000	B4245682	4,000	C1864236	2,000	C5218533	1,000	D0626377	1,000
04216780	29,000	17083015	22,000	30460018	1,000	A3268228	1,000	A7162912	5,000	A9140711	12,000	B4268593	12,000	C1872387	1,000	C5226757	7,000	D0628183	1,000
04216780	30,000	17138533	2,000	30460018	23,000	A3302868	2,000	A7188504	1,000	A9144121	3,000	B4274755	2,000	C1872395	1,000	C5227737	1,000	D0632865	1,000
04216780	29,000	17138533	2,000	30550512	7,000	A3311050	1,000	A7192196	2,000	A9164246	2,000	B4289582	1,000	C1879772	2,000	C5229934	1,000	D0640523	1,000
04216780	29,000	17138533	2,000	30550512	6,000	A3320009	23,000	A7192250	1,000	A9168497	1,000	B4289590	1,000	C1881920	1,000	C5230134	1,000	D0641562	1,000
04216780	30,000	17388532	16,000	30550512	6,000	A3324349	2,000	A7193281	6,000	A9169353	1,000	B4294470	1,000	C2006764	2,000	C5239220	1,000	D0644863	1,000
04216780	30,000	17449944	30,000	30550512	6,000	A3351923	1,000	A7196027	7,000	A9173776	1,000	B4299375	1,000	C2021410	2,000	C525386A	5,000	D066192A	1,000
04216780	29,000	17449944	29,000	30550512	6,000	A3392980	2,000	A7202159	181,000	A9189435	2,000	B4385441	1,000	C2061579	4,000	C5255943	1,000	D0662578	6,000
04216780	29,000	17768835	2,000	30550512	1,000	A3406523	1,000	A7204291	2,000	A9192525	7,000	B441204A	1,000	C2095295	2,000	C5260718	1,000	D0668215	1,000
04216780	29,000	18029501	6,000	30550512	1,000	A3430688	2,000	A7223121	4,000	A9195060	1,000	B442806A	1,000	C2159803	2,000	C5275979	1,000	D0681092	1,000
04216780	85,000	18074310	1,000	30761890	4,000	A3445405	1,000	A7235480	1,000	A9207999	1,000	B4442992	1,000	C2166982	1,000	C5291354	2,000	D0681416	1,000
04216780	128,000	18074310	2,000	31068792	20,000	A345059A	2,000	A7238617	1,000	A9225059	4,000	B4443255	1,000	C2203918	1,000	C5296984	1,000	D0693783	1,000
04810964	30,000	18074310	3,000	31250305	2,000	A346941A	4,000	A7264332	1,000	A9229011	1,000	B4473987	1,000	C2221924	1,000	C5303468	1,000	D0694089	1,000
04908042	22,000	18074310	3,000	31250305	1,000	A3531816	1,000	A7268516	1,000	A9234805	1,000	B4482552	4,000	C2227280	1,000	C531480A	1,000	D0694712	1,000
04994401	27,000	18074310	1,000	31250305	1,000	A3541781	7,000	A728032A	1,000	A9237464	3,000	B4484830	1,000	C2240783	1,000	C5316446	2,000	D0705641	4,000
04994401	12,000	18074310	1,000	31250305	1,000	A354277A	2,000	A7288398	3,000	A9254571	5,000	B4507849	12,000	C2276982	3,000	C5317922	1,000	D0708918	1,000
05246845	3,000	18074310	1,000	31250305	1,000	A354800A	1,000	A7303303	1,000	A9260105	1,000	B4604992	1,000	C2294573	1,000	C5336382	1,000	D0724069	16,000
06317374	6,000	18074310	1,000	31250305	1,000	A3567314	1,000	A7304237	1,000	A9286848	1,000	B4645761	1,000	C2315791	2,000	C5342161	2,000	D0731197	1,000
06731291	68,000	18074310	1,000	31250305	1,000	A3582208	1,000	A7312868	1,000	A9291140	5,000	B4651249	3,000	C2342497	1,000	C5343591	1,000	D0739074	2,000
06731291	68,000	18074310	1,000	31454874	1,000	A3582216	1,000	A7360250	29,000	A9305060	17,000	B4683248	1,000	C2356307	1,000	C5345292	1,000	D0742571	1,000
06731291	186,000	18074310	1,000	31499525	1,000	A3626876	2,000	A7379679	3,000	A9308728	3,000	B4684066	1,000	C2382669	1,000	C535917A	2,000	D0766411	17,000
06731291	80,000	18074310	1,000	31499525	1,000	A3647571	1,000	A7422744	1,000	A9309864	1,000	B4694657	1,000	C2411391	2,000	C5369841	5,000	D0768112	6,000
06731291	112,000	18074310	1,000	31499525	1,000	A364968A	1,000	A7430313	3,000	A9327064	1,000	B4710571	2,000	C2475365	1,000	C5379219	1,000	D0769259	3,000
06731291	112,000	18074310	1,000	31499525	1,000	A3655256	2,000	A7450969	1,000	A9336276	1,000	B471318A A336118A	6,000	C2538332	2,000	C5413433	1,000	D0769739	1,000
06731291	63,000	18074310	7,000	31499525	1,000	A3698990	1,000	A7460700	7,000	A9339925	1,000	B4734055	1,000	C2540167	3,000	C5423730	2,000	D0770389	4,000
06731291	129,000	18074310	2,000	31502308	1,000	A3717413	1,000	A7475953	1,000	A9342853	1,000	B4738131	2,000	C2545541	1,000	C5424206	1,000	D0770524	1,000
06731291	30,000	18074310	12,000	31502308	2,000	A3727397	5,000	A7507065	3,000	A9346271	3,000	B4790966	1,000	C2553781	1,000	C5447419	1,000	D0776263	1,000
06731291	29,000	18074310	16,000	3165747	1,000	A3758349	1,000	A7516501	2,000	A9350988	5,000	B480037	2,000	C2563523	2,000	C5457066	1,000	D0783154	1,000
06731291	29,000	18074310	17,000	32126424	1,000	A3768875	1,000	A7546028	1,000	A9358547	1,000	B4827096	1,000	C257374A	1,000	C5474645	1,000	D0785157	2,000
06731291	29,000	18074310	20,000	32362824	12,000	A3791990	2,000	A7576148	1,000	A9360479	6,000	B5039148	1,000	C257391A	2,000	C5502673	1,000	D0791173	1,000
06731291	30,000	18074310	20,000	32656936	2,000	A3802321	1,000	A7588448	1,000	A9365012	6,000	B5047213	1,000	C2601468	3,000	C5503602	1,000	D0794253	1,000
06731291	29,000	18074310	23,000	33974393	4,000	A3818686	1,000	A761287A	1,000	A9372248	1,000	B5108301	4,000	C2622643	3,000	C5521465	1,000	D079427A	1,000
06731291	29,000	18074310	24,000	33974393	1,000	A3820524	1,000	A7630169	6,000	A9374372	4,000	B5114875	2,000	C2627335	1,000	C5523379	2,000	D0796167	5,000
06731291	29,000	18352041	607,000	33974393	5,000	A3862081	1,000	A7646758	12,000	A937691A	4,000	B514930A	2,000	C2628307	1,000	C552443A	1,000	D0824446	1,000
06731291	29,000	18352041	596,000	33974393	6,000	A3915010	3,000	A7660645	3,000	A9376952	1,000	B5219235	3,000	C2632223	2,000	C5537175	1,000	D0836363	1,000
06731291	29,000	18352041	397,000	33974393	1,000	A3952498	1,000	A7670594	1,000	A9389205	5,000	B5243314	1,000	C2639341	1,000	C5549890	1,000	D0840042	1,000
06731291	29,000	18352041	691,000	33974393	2,000	A3954970	12,000	A7670780	1,000	A9398050	1,000	B530397A	1,000	C2648065	1,000	C5595922	1,000	D0850501	7,000
06731291	30,000	18352041	691,000	33974393	1,000	A3963775	1,000	A7702178	1,000	A9430957	1,000	B5348884	7,000	C2648073	1,000	C5604573	1,000	D0850900	1,000
06731291	30,000	18900622	2,000	33974393	12,000	A3963783	1,000	A7704065	1,000	A9432356	1,000	B5472445	1,000	C2652720	1,000	C5613351	1,000	D0851915	2,000
06731291	29,000	18900622	1,000	419701	738,000	A3992260	2,000	A7708354 K1511246	2,000	A9437854	1,000	B5480308	1,000	C2724756	7,000	C5625236	1,000	D0856003	2,000
06731291	35,000	18900622	1,000	420538	716,000	A3996762	1,000	A7718392	1,000	A9446500	3,000	B5552104	1,000	C2786018	1,000	C5646500	1,000	D0857018	1,000
06731291	35,000	18900622	1,000	440102194206126046	6,000	A4001160	1,000	A7733898	1,000	A9455658	6,000	B5570994	3,000	C2791437	1,000	C5650060	1,000	D086264A	1,000
06731291	35,000	18900622	3,000	4683139	3,000	A4018977	1,000	A7736943	1,000	A9472188	1,000	B5586408	1,000	C2797761	1,000	C5657928	1,000	D086944A	1,000
06731291	139,000	18900622	1,000	514573	22,000	A4071851	1,000	A7740231	1,000	A9487890	1,000	B5665464	1,000	C2828500	7,000	C5663790	1,000	D087334A	1,000
06731291	139,000	18900622	1,000	704350275	1,000	A4084066	1,000	A7744350	2,000	A9504101	1,000	B5800078	1,000	C283831A	1,000	C5668288	1,000	D0886735	6,000
06731291	24,000	18900622	1,000	9253192	6,000	A4103974	2,000	A7752663	1,000	A9507186	1,000	B5891987	2,000	C2864469	2,000	C5670134	1,000	D0892506	2,000
06731291	24,000	18900622	1,000	97315111	22,000	A412601A	2,000	A7766001	1,000	A9517025	3,000	B5943456	1,000	C2870787	1,000	C5674490	1,000	D090041A	6,000
06731291	24,000	18900622	1,000	97315111	140,000	A4170310	1,000	A7774896	1,000	A9530420	1,000	B5956094	5,000	C2899203	7,000	C5680857	3,000	D0902285	6,000
06731291	144,000	18900622	1,000	97315111	35,000	A4180103	6,000	A7803373	6,000	A9545169	2,000	B5962213	1,000	C2908717	1,000	C5681837	1,000	D0905004	1,000
06731291	27,000	18900622	1,000	97315111	22,000	A419287A	1,000	A7814421	1,000	A9548494	23,000	B5968890	2,000	C2911084	6,000	C5710454	1,000	D0908275	6,000
06731291	217,000	18900622	1,000	97315111	57,000	A4208903	6,000	A7816068	2,000	A9549903	1,000	B6037521	1,000	C2914970	1,000	C5741686	2,000	D0913422	1,000
06731291	216,000	18900622	1,000	97315111	24,000	A4218607	2,000	A7832497	1,000	A9552246	2,000	B6040832	5,000	C2917325	1,000	C5743565	2,000	D0915131	1,000
06731291	85,000	18900622	1,000	97315111	24,000	A4218860	2,000	A7839572	2,000	A9592167	1,000	B6046008	6,000	C2920733	2,000	C5759720	1,000	D0917037	1,000
06731291	85,000	18900622	1,000	97315111	24,000	A4221748	1,000	A7847281	2,000	A9594046	187,000	B6059800	6,000	C2922388	1,000	C5759763	2,000	D0919498	5,000
06731291	49,000	18900622	1,000	97315111	473,000	A4222558	1,000	A7848768	4,000	A9598297	2,000	B6117894	3,000	C2924224	6,000	C5771364	1,000	D0938859	1,000
06731291	230,000	18900622	1,000	97315111	397,000	A4238683	1,000	A7849268	2,000	A9616430	1,000	B6162032	1,000	C2925247	1,000	C5796030	6,000	D0951278	2,000
06731291	38,000	18900622	1,000	97315111	29,000	A4240793	2,000	A7852358	5,000	A9639209	1,000	B6208873	17,000	C2941722	1,000	C5808497	2,000	D0953092	1,000
06731291	52,000	18900622	1,000	97315111	29,000	A4242826	1,000	A7867800	12,000	A9644019	1,000	B6208954	17,000	C2952899	1,000	C5815868	1,000	D0956806	1,000
06731291	256,000	18900622	1,000	97315111	29,000	A4244357	1,000	A7877032	2,000	A966611A	23,000	B6209624	2,000	C296658A	1,000	C5837578	1,000	D0963136	1,000
06731291	134,000	18900622	1,000	A0049282	1,000	A4298384	4,000	A7902940	1,000	A9684231	3,000	B6287617	1,000	C2969309	1,000	C5840617	1,000	D0968006	3,000
06731291	197,000	18900622	1,000	A0064060	1,000	A4416905	1,000	A7907152	23,000	A9694601	1,000	B6290944	4,000	C2989776	1,000	C5854286	3,000	D0972291	1,000
06731291	74,000	18900622	1,000	A0067523	1,000	A4436493	1,000	A7914183	5,000	A9712855	2,000	B6295619	4,000	C2993064	1,000	C5863102	2,000	D0977331	1,000
06731291	74,000	18900622	1,000	A0105077	7,000	A4439999	1,000	A7926416	1,000	A9716370	2,000	B6420406	1,000	C3001022	1,000	C5901063	1,000	D0985334	2,000
06731291	96,000	18900622	1,000	A0145443	1,000	A4453746	1,000	A792765A	1,000	A9716737	5,000	B6423936	1,000	C3008507	2,000	C5940328	2,000	D0985512	1,000
06731291	57,000	18900622	2,000	A0156003	1,000	A4491524	1,000	A7949726	1,000	A9724640	1,000	B644822A	1,000	C3019851	1,000	C5946571	1,000	D0993760	1,000
06731291	57,000	18900622	1,000	A0182764	1,000	A4527219	1,000	A7949777	6,000	A9727313	1,000	B6470055	1,000	C3026025	4,000	C5947810	1,000	D100213A	1,000
06731291	24,000	18900622	2,000	A0183582	2,000	A4555085	5,000	A7958202	1,000	A9727410	1,000	B6501171	1,000	C3062277	5,000	C5958480	2,000	D1029836	1,000
06731291	24,000	18900622	1,000	A0191356	1,000	A4608669	1,000	A7969387	2,000	A9728506	1,000	B6525151	1,000	C310526A	1,000	C5959010	1,000	D1041364	2,000
06731291	24,000	18900622	6,000	A0203915	1,000	A4622254	1,000	A7983932	1,000	A9733259	3,000	B6562812	1,000	C3134286	1,000	C5978597	1,000	D1044711	5,000
06731291	24,000	18900622	7,000	A0304428 A2623458	1,000	A4639785	6,000	A7985099	2,000	A9739028	1,000	B6574357	1,000	C3141959	1,000	C5985151	1,000	D1052382	1,000
06731291	24,000	18900622	6,000	A031041A	1,000	A4667835	6,000	A7989248	1,000	A9739141	1,000	B6604094	1,000	C3156999	1,000	C5992484	2,000	D1057503	4,000
06731291	32,000	18900622	6,000	A036403A	1,000	A4723409	1,000	A7999441	6,000	A9745538	6,000	B661054A	1,000	C3158851	1,000	C6011165	4,000	D1095755	3,000
06731291	32,000	18900622	6,000	A0391901	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	2,000	A0183582	2,000	A4555085	5,000	A7958202	1,000	A9727410	1,000	B6501171	1,000	C3062277	5,000	C5958450	2,000	D1029836	1,000
06731291	24,000	18900622	1,000	A0191356	1,000	A4608669	1,000	A7969587	2,000	A9728506	1,000	B6523131	1,000	C310526A	1,000	C5959010	1,000	D1041364	2,000
06731291	24,000	18900622	6,000	A0203915	1,000	A4622254	1,000	A7983932	1,000	A9733259	3,000	B6562812	1,000	C3134286	1,000	C5975597	1,000	D1044711	5,000
06731291	24,000	18900622	7,000	A0304428 A2623438	1,000	A4639785	6,000	A7985099	2,000	A9739028	1,000	B6574357	1,000	C3141959	1,000	C5985151	1,000	D1052382	1,000
06731291	24,000	18900622	6,000	A031041A	1,000	A4667835	5,000	A7989248	1,000	A9739141	1,000	B6604094	1,000	C3156999	1,000	C5992484	2,000	D1057503	4,000
06731291	32,000	18900622	6,000	A036403A	1,000	A4723409	1,000	A7999448	6,000	A9745338	6,000	B661054A	1,000	C3158851	1,000	C6011169	4,000	D1095758	3,000
06731291	32,000	18900622	6,000	A0391991	1,000	A4725444	6,000	A8000401	7,000	A9748868	1,000	B6618303	1,000	C316360A	1,000	C604646A	1,000	D1095790	6,000
06731291	32,000	18900622	6,000	A0430423	2,000	A4739127	5,000	A8019978	1,000	A9751915	2,000	B6635631	1,000	C3166056	6,000	C6053864	1,000	D1098986	2,000
06731291	32,000	18900622	5,000	A0450068	2,000	A4752182	1,000	A8026052	1,000	A9761724	1,000	B6635704	2,000	C3181527 E1236832	6,000	C6062081	1,000	D113625A	2,000
06731291	33,000	18900622	7,000	A0474463	1,000	A4771950	7,000	A8030149	1,000	A9765169	2,000	B6657803	2,000	C3191492	1,000	C6065846	1,000	D1145844	3,000
06731291	32,000	18900622	6,000	A0474471	2,000	A4780054	1,000	A8034861	4,000	A9780745	1,000	B6720116	1,000	C3217211	1,000	C6066508	6,000	D118095A	27,000
06731291	33,000	18900622	7,000	A0498184	3,000	A478775A	2,000	A8056245	12,000	A9787154	4,000	B6795507	1,000	C3225370	3,000	C6081248	4,000	D1196546	3,000
06731291	32,000	18900622	6,000	A0505598	1,000	A4796082	1,000	A8073468	3,000	A979116A	2,000	B6844060	5,000	C3285519	1,000	C6082805	1,000	D1196791	1,000
06731291	32,000	18900622	6,000	A0568123	1,000	A4799502	1,000	A8077749	2,000	A9795017	1,000	B6909847	6,000	C3298858	1,000	C609014A	2,000	D1201582	1,000
06731291	23,000	18900622	6,000	A0573430	2,000	A4804611	1,000	A8092810	1,000	A9800274	6,000	B7011496	2,000	C3306648	2,000	C6093475	1,000	D1201973	1,000
06731291	23,000	18900622	7,000	A0642919	1,000	A4836866	3,000	A8110525	1,000	A9803729	5,000	B7060667	1,000	C3314950	5,000	C6106739	2,000	D1202708	2,000
06731291	23,000	18900622	6,000	A0666052	4,000	A4836874	3,000	A8111338	2,000	A9810857	7,000	B7068005	1,000	C3332487	1,000	C6117714	1,000	D1213130	1,000
06731291	22,000	18900622	23,000	A0669248	6,000	A4890704	1,000	A8121489	1,000	A9815425	1,000	B707627A	1,000	C3344892	3,000	C6125296	1,000	D1241665	1,000
06731291	23,000	18900622	22,000	A0695060	5,000	A4906953	1,000	A8126081	1,000	A9819668	6,000	B7082172	1,000	C3369267	1,000	C6164461	1,000	D1267346	1,000
06731291	22,000	18900622	22,000	A0705775	2,000	A4932164	6,000	A8127622	1,000	A982680A	2,000	B7086593	1,000	C3382557	4,000	C6166820	1,000	D1273508	1,000
06731291	23,000	18900622	23,000	A0708413	3,000	A4961148	3,000	A8131522	1,000	A983196A	2,000	B7107043	2,000	C3385866	6,000	C6184225	1,000	D1278070	1,000
06731291	22,000	18900622	22,000	A075475A	1,000	A4966271	1,000	A8146864	1,000	A9835221	1,000	B714898A	6,000	C3399298	1,000	C6185221	1,000	D128741A	1,000
06944547	5,000	18900622	23,000	A0808949	1,000	A4967734	1,000	A8147143	1,000	A984171A	1,000	B7161463	2,000	C3418985	2,000	C6203629	1,000	D1305000	6,000
07232044	2,000	18900622	22,000	A0896481	1,000	A4968991	1,000	A8164722	1,000	A9849036	1,000	B7161471	1,000	C3467935	3,000	C6203696	1,000	D1327470	1,000
07332591	6,000	18900622	22,000	A0949704	4,000	A4986620	12,000	A8185576	1,000	A9849575	3,000	B7206599	1,000	C3472394	1,000	C6235288	1,000	D1329481	1,000
07332591	7,000	18900622	22,000	A0976655	2,000	A4992132	2,000	A8190766	6,000	A985983A	1,000	B7272192	1,000	C3479550	3,000	C6283886	1,000	D1341600	1,000
07332591	6,000	18900622	22,000	A0994971	1,000	A503013A	22,000	A8203272	1,000	A9865848	12,000	B7313115	2,000	C3492093	16,000	C6293237	1,000	D1352610	17,000
07332591	6,000	18900622	23,000	A0998713	3,000	A5043126 A5043134	1,000	A8210155	1,000	A9880162	5,000	B7330362	3,000	C3511357	1,000	C6301167	5,000	D1360761	2,000
07332591	6,000	18900622	22,000	A1002336	1,000	A5057666	1,000	A8222927	1,000	A9887124	1,000	B7330370	2,000	C3525137	2,000	C6307793	1,000	D136967A	20,000
07332591	6,000	18900622	23,000	A1018038	1,000	A507496A	1,000	A8223834	5,000	A9889178	6,000	B7338347	12,000	C3532435	1,000	C630994A	3,000	D1377397	3,000
07332591	6,000	18900622	22,000	A1055227	1,000	A5075117	1,000	A8227392	1,000	A9896999	1,000	B7450376	6,000	C3566755	2,000	C6311928	3,000	D1379675	1,000
07332591	1,000	18900622	22,000	A114145A	1,000	A5076024	1,000	A8227732	1,000	A9910991	2,000	B7465527	2,000	C3586152	2,000	C6321184	3,000	D1380215	1,000
07332591	1,000	18900622	22,000	A114335	1,000	A510544A	23,000	A8241522	1,000	A9924062	1,000	B7467953	2,000	C3597510	1,000	C6347078	1,000	D1410971	1,000
07332591	1,000	18900622	23,000	A1187603	1,000	A5162885	3,000	A8250610	4,000	A9928939	1,000	B7484440	6,000	C3604797	1,000	C6350362	2,000	D1412370	3,000
07332591	1,000	18900622	23,000	A1220511	3,000	A5171132	1,000	A8250661	2,000	A9931824	1,000	B7510573	2,000	C3607710	2,000	C6362395	3,000	D1417461	1,000
07332591	1,000	18900622	22,000	A1228679	1,000	A5175790	1,000	A8253407	1,000	A9938098	1,000	B7575527	1,000	C3641579	1,000	C6369063	2,000	D1427459	1,000
07332591	22,000	18900622	23,000	A124822A	12,000	A5203255	1,000	A8254284	3,000	A9945604	1,000	B7589692	3,000	C3650764	2,000	C6369322	1,000	D1436024	1,000
07332591	43,000	18900622	22,000	A1256273	2,000	A5212289	1,000	A8263208	5,000	A995171A	1,000	B7592626	2,000	C3669864	1,000	C6375497	1,000	D1437683	1,000
07332591	44,000	18900622	23,000	A1298715	7,000	A5228150	1,000	A8268935	2,000	A9954344	1,000	B7594130	1,000	C3687528	1,000	C6387983	3,000	D1443306	2,000
07342659	57,000	18900622	22,000	A1318279	2,000	A5228754	1,000	A8280056	4,000	A9971591	1,000	B7595366	1,000	C3722773	1,000	C6403369	2,000	D1446739	6,000
07821102	269,000	18900622	22,000	A1334487	1,000	A526081A	1,000	A8296572	3,000	A9981279	1,000	B759632A	1,000	C3742537	2,000	C6418196	1,000	D1447204	1,000
07927582	3,000	18900622	22,000	A1341076	2,000	A5283445	1,000	A8302784	20,000	A998183A	1,000	B7615804	12,000	C3753091	1,000	C6423912	1,000	D1461134	1,000
09963744	1,000	18900622	22,000	A1382953	1,000	A532561A	1,000	A8311407	5,000	A9983522	3,000	B7616169	2,000	C3763534	1,000	C6425095	3,000	D1464419	4,000
10042963	2,000	18900622	22,000	A1385758	1,000	A5325628	1,000	A8320686	4,000	A9987234	1,000	B761641A	1,000	C3764093	1,000	C643017A	1,000	D1502965	5,000
10180347	6,000	18900622	22,000	A141877A	5,000	A5351793	6,000	A8325602	1,000	A9989687	1,000	B7628760	2,000	C3771278	1,000	C6432911	1,000	D1507649	1,000
10230784	2,000	18900622	23,000	A1431733	3,000	A5380475	5,000	A8346367	3,000	A9998627	1,000	B7686485	1,000	C3783098	1,000	C6450014	1,000	D1512499	2,000
10230784	7,000	18900622	23,000	A1444177	1,000	A5383954	2,000	A8354416	1,000	B0001215	1,000	B7711757	1,000	C3852758	1,000	C6500771	2,000	D1512561	1,000
10230784	3,000	18900622	22,000	A145248A	3,000	A5391167	1,000	A8355366	1,000	B0159773	2,000	B7712222	3,000	C3856095	3,000	C6510270	1,000	D1512707	1,000
10230784	2,000	19017434	22,000	A1476303	1,000	A5401197	1,000	A8360483	2,000	B0160704	6,000	B7731383	1,000	C3866694	1,000	C651201A	1,000	D1520491	1,000
10230784	7,000	19757650	6,000	A1483229	2,000	A5432734	2,000	A8370837	2,000	B0229186	5,000	B7751961	1,000	C3870306	1,000	C6515191	1,000	D1525922	2,000
10230784	6,000	19757650	7,000	A1487968	4,000	A5440877	1,000	A8372759	1,000	B024276A	1,000	B7777669	1,000	C3873380	1,000	C6524840	1,000	D1544854	1,000
10230784	1,000	19757650	7,000	A1488425	1,000	A5486672	1,000	A8379826	2,000	B0247664	1,000	B7786846	2,000	C3885516	1,000	C6524867	1,000	D1545575	1,000
10230784	2,000	19757650	7,000	A1495537	2,000	A5514560	3,000	A8380204	1,000	B0276788	5,000	B7796043	1,000	C388711A	1,000	C6526061	1,000	D1547667	1,000
108641	1,000	19757650	3,000	A1526459	1,000	A5530582	5,000	A8385710	3,000	B0422172	1,000	B7799263	6,000	C3910898	3,000	C6532509	2,000	D1548000 D1578989	1,000
108747	1,000	19757650	6,000	A1549955	1,000	A5543080	1,000	A838871A	1,000	B0427972	4,000	B7891887	4,000	C3920966	2,000	C6533599	1,000	D1556305	1,000
10925361	3,000	19757650	3,000	A1549963	1,000	A5553345	2,000	A8396224	2,000	B0428723	1,000	B7933628	1,000	C3930082	1,000	C6535400	3,000	D1556348	3,000
11193268	6,000	19757650	6,000	A156377A	1,000	A556469A	2,000	A8398251	3,000	B0430027	3,000	B7943712	1,000	C3932700	1,000	C653921A	1,000	D1556690	22,000
11193268	1,000	19757650	1,000	A156797A	3,000	A5600637	1,000	A8398618	1,000	B0431694	2,000	B7949192	1,000	C3945543	1,000	C6559970	1,000	D1573153	2,000
11193268	24,000	19757650	1,000	A1592125	5,000	A560747A	3,000	A8414931	3,000	B0468857	5,000	B7952290	3,000	C3960844	1,000	C6561339	3,000	D1574982	3,000
11193268	29,000	19757650	1,000	A1621052	1,000	A5614174	2,000	A8417256	1,000	B0589824	2,000	B7963810	1,000	C3974810	1,000	C6563625	2,000	D1577388	6,000
11668780	1,000	19757650	12,000	A1644524	2,000	A5625915	1,000	A8418244	3,000	B0603711	1,000	B8036190	1,000	C402856	2,000	C6601233	1,000	D1581733	1,000
11904514	139,000	20062357	1,000	A1647183	2,000	A5635007	1,000	A8419852	3,000	B0606249	1,000	B8036204	1,000	C4040706	1,000	C6609692	1,000	D1587707	1,000
11904514	112,000	20163321	6,000	A1663472	1,000	A5645282	1,000	A8420338	20,000	B0626509	2,000	B8088565	1,000	C4063439	1,000	C6618772	1,000	D1602277	3,000
11904514	57,000	20163321	6,000	A1671971	7,000	A5721043	1,000	A8436412	1,000	B0627661	1,000	B8107241	7,000	C4081666	2,000	C6712094	4,000	D1608445	2,000
11904514	165,000	20163321	5,000	A1694505	1,000	A5722317	3,000	A8446558	1,000	B0667930	6,000	B8113969	6,000	C4085726	2,000	C6717584	1,000	D1641930	2,000
11904514	902,000	20163321	17,000	A176354A	1,000	A575667A	1,000	A8461441	1,000	B07068013	1,000	B8155998 H3430320	4,000	C4104267	2,000	C672288A	1,000	D1645855	1,000
11904514	902,000	20163321	22,000	A1766832	1,000	A5756963	1,000	A8462685	1,000	B0746628	1,000	B8179870	2,000	C4124411	1,000	C6723649	1,000	D1650859	1,000
11904514	902,000	20348387	7,000	A1766840	1,000	A5761835	1,000	A8468322	1,000	B0783604	4,000	B8208501	1,000	C4140263	3,000	C6727814	1,000	D1654153	1,000
11904514	902,000	2046029800012030	1,000	A1769971	1,000	A5783286	1,000	A8480756	7,000	B0826605	1,000	B8233727	1,000	C4172424	4,000	C6740977	1,000	D1661990	1,000
11904514	12,000	20482783	2,000	A1790776	3,000	A579671A	1,000	A8482198	1,000	B0884095	1,000	B8265343	1,000	C4184309	5,000	C6747122	1,000	D169046A	1,000
11904514	12,000	20482783	1,000	A1796774	1,000	A5797651	2,000	A8483941	3,000	B0884109	1,000	B8307860	2,000	C4196153	1,000	C6749516	2,000	D1690478	1,000
11904514	17,000	20794661	1,000	A1806532	1,000	A5843300	1,000	A8492010	1,000	B092447A	1,000	B8308972	1,000	C4202978	1,000	C6749591	1,000	D169256A	2,000
11904514	17,000	21276773	1,000	A1814330	1,000	A5844161	1,000	A8496016	1,000	B0939167	2,000	B8311736	2,000	C4216375	2,000	C6752029	1,000	D1700848	1,000
11904514	22,000	21301813	12,000	A1815701	4,000	A5876012	1,000	A8523862	1,000	B0975430	1,000	B8336283	2,000	C421657A	1,000	C6752746	1,000	D1702514	2,000
11904514	23,000	21733058	1,000	A1830026	1,000	A588984A	1,000	A8537421	1,000	B0999909	2,000	B8336623	1,000	C422825A	3,000	C1 NO468572	139,000	D1704347	3,000
11904514	256,000	21733058	1,000	A1842555	1,000	A5891135	3,000	A8547486	3,000	B1069867	5,000	B8401980	2,000	C4230122	1,000	D0007162	1,000	D1704541	1,000
120618650	1,000	21733058	1,000	A1849185	1,000	A5904385	1,000	A8552560	1,000	B1243433	1,000	B8407695	1,000	C4253408	1,000	D0008444	1,000	D1707710	2,000
12132312	1,000	21733058	1,000	A1850817	1,000	A5923312	1,000	A8555489	5,000	B129352A	1,000	B8520459	3,000	C4257233	1,000	D0015378	1,000	D1711408	1,000
12132312	1,000	21733058	2,000	A1862769	2,000	A5924289	1,000	A8556043	2,000	B1367884	2,000	B853672A	1,000	C4269584	3,000	D0023486	1,000	D1718062	1,000
12132312	1,000	21733058	2,000	A1889977	3,000	A5961206	16,000	A8561756 A9195346	1,000	B1417431	3,000	B8543815	1,000	C4291075	2,000	D0040356	2,000	D1719883	1,000
12132312	1,000	21733058	1,000	A1902108	2,000	A5986551	4,000	A857114A	1,000	B1440182	1,000	B8566742	7,000	C4317139	2,000	D004498	1,000	D1725379	5,000
12132312	1,000	21733058	2,000	A1903228	1,000	A5989305	1,000	A857315A	7,000	B1513023	1,000	B8594509	1,000	C4317597	2,000	D0054365	7,000	D1727398	2,000
12132312	1,000	21733058	2,000	A1930535	1,000	A6007646	2,000	A858151A	1,000	B1519919	2,000	B8603923	1,000	C4324461	2,000	D0058050	1,000	D173307A	1,000
12132312	1,000	21733058	2,000	A194417A	1,000	A6018869	1,000	A8585140	1,000	B1549753	1,000	B8615816	1,000	C4326200	2,000	D0059243	1,000	D1769244	5,000
12132312	1,000	21733058	2,000	A1949988	4,000	A602477A	1,000	A8594484	1,000	B1584621	1,000	B8674995	4,000	C4329439	2,000	D0059324	3,000	D1769724	1,000
12132312	1,000	21733058	1,000	A1964170	1,000	A6031466	2,000	A860241A	1,000	B1589453	2,000	B8686659	6,000	C434134A	1,000	D0064115	1,000	D1783786	1,000
12132312	6,000	21733058	1,000	A1968974	1,000	A6040244	1,000	A8615627	1,000	B1634343	1,000	B8796667	1,000	C4357688	2,000	D0065316	1,000	D180208A	3,000
12132312	1,000	21733058	1,000	A1969938	1,000	A6047877	1,000	A861955A	1,000	B1717168	1,000	B8808401	1,000	C4361898	1,000	D006588A	1,000	D1806301	1,000
12132312	5,000	21733058	1,000	A1981954	3,000	A6052900	1,000	A8620191	3,000	B1728224	1,000	B8842219	1,000	C436899A	1,000	D0079376	4,000	D1828577	4,000
12132312	5,000	21733058	1,000	A2068071	1,000	A6074025	1,000	A8623220	4,000	B1855536	1,000	B8847504	1,000	C4376704	2,000	D0101800	1,000	D1837649 D4303092	1,000
12132312	5,000	21733058	1,000	A2119040	1,000	A6093259	1,000	A8633102	12,000	B1892717	1,000	B890124A	6,000	C4385355	2,000	D0104141	1,000	D1861000	3,000
12132312	5,000	21733058	1,000	A2174874	5,000	A6109392	2,000	A8639410	1,000	B1936390	1,000	B8911369	4,000	C4386793	1,000	D0112659	1,000	D1861124	2,000
12132312	5,000	21733058	1,000	A2200492	4,000	A6134109	1,000	A8652999	5,000	B1962758	1,000	B8943384	1,000	C4389881	1,000	D0115356	1,000	D1883888	1,000
12132312	7,000	21733058	1,000	A2206199	1,000	A6134451	1,000	A8657346	5,000	B1994374	3,000	B895422A	1,000	C4399461	1,000	D0118177	1,000	D1891244	2,000
12132312	7,000	21733058	1,000	A2228648	3,000	A6172701	6,000	A8669883	2,000	B2062912	1,000	B8990471	1,000	C442735A	1,000	D0141039	1,000	D1903277	2,000
12132312	6,000	21733058	1,000	A2232491	1,000	A6196228	1,000	A867030A	1,000	B2063811	4,000	B9001498	1,000	C4427740	2,000	D0154025	6,000	D1911547	4,000
12132312	7,000	21733058	1,000	A2258660	3,000	A6253922	1,000	A8675514	1,000	B2072918	1,000	B9040426	6,000	C4446699	2,000	D0161773	1,000	D1914799	1,000
12132312	6,000	21733058	1,000	A2293865	1,000	A627220A	1,000	A8682367	1,000	B2086269	1,000	B9060648	3,000	C445103A	7,000	D016571A	1,000	D1916611	1,000
12132312	7,000	21733058	1,000	A2338575	2,000	A6280040	1,000	A8694101	1,000	B2108777	1,000	B9151767	2,000	C4455736	1,000	D0173461	3,000	D1922344	1,000
12132312	3,000	21733058	1,000	A2354686	2,000	A6284380	1,000	A8694519	1,000	B2111581	6,000	B9168538	1,000	C4488227	1,000	D0179559	1,000	D1924223	4,000
12132312	3,000	21733058	2,000	A236228A	1,000	A6290038	1,000	A8695817	22,000	B2122427	1,000	B919590A	1,000	C4493212	4,000	D0180417	6,000	D196005A	3,000
12132312	3,000	21733058	1,000	A2369802	2,000	A6301250	2,000	A8707564	1,000	B2145168	1,000	B9208068	2,000	C4506764	1,000	D0183564	1,000	D196313A	1,000
12132312	1,000	21733058	1,000	A2375748	1,000	A6319826	1,000	A8712401	12,000	B2161228	2,000	B9215536	1,000	C4524541	2,000	D0184811	1,000	D1974719	1,000
12132312	2,000	21733058	1,000	A2406937	6,000	A6357698	4,000	A871501A	1,000	B2225153	1,000	B9228603	2,000	C452973A	1,000	D0185133	1,000	D1989406	4,000
12132312	6,000	21733058	5,000	A2431184 P6865236	1,000	A6366719	2,000	A8729983	1,000	B2278842	1,000	B9284953	6,000	C4531505	1,000	D0191052	6,000	D1994620	3,000
12132312	6,000	21733058	6,000	A2452882	3,000	A6411323	1,000	A8732100	2,000	B2343989	2,000	B9287901	3,000	C4552154	2,000	D0199770	1,000	D199693	2,000
12132312	1,000	21733058	5,000	A2454117	1,000	A6453069	1,000	A8743676	1,000	B2344195	1,000	B9349966	4,000	C4554424	1,000	D0211363	1,000	D1999266	1,000
12132312	1,000	21733058	1,000	A2495964	2,000	A6453271	1,000	A874950A	1,000	B2344209	2,000	B9354080 D0029936	3,000	C4555293	1,000	D0213714	1,000	D2002435	1,000
12132312	1,000	21913810	1,000	A2521485	3,000	A6456041	2,000	A8753809	4,000	B2351086	2,000	B9355702	1,000	C4567445	1,000	D0221725	2,000	D2012015	1,000
12132312	1,000	21913810	2,000	A2534714	43,000	A6499824	1,000	A8766404	1,000	B2409181	5,000	B9357225	4,000	C4577483	2,000	D0229963	2,000	D2032741	1,000
12132312	1,000	21913810	1,000	A2552690	1,000	A6503686	7,000	A8769691	1,000	B2433562	1,000	B9360021	7,000	C4590625	3,000	D0235408	1,000	D2036003	1,000
12132312	4,000	22264410	15,000	A255488A	1,000	A6515129	5,000	A8775934	1,000	B2435743	2,000	B9382262	2,000	C4595228	1,000	D0255867	6,000	D2047188	1,000
12132312	12,000	22265440	3,000	A2556807	3,000	A654028A	12,000	A8782388	3,000	[illegible]	1,000	B9413028	2,000	C4601090	7,000	D0286487	1,000	D2058287	1,000
12132312	17,000	234120	22,000	A2574406	12,000	A6544218	6,000	A8790801	1,000	B2443940	3,000	B9422396	1,000	C4609873	1,000	D0286894	3,000	D2067774	2,000
12132312	23,000	234120	23,000	A2598712	1,000	A6566629	1,000	A8790852	3,000	B2471871	2,000	B9434467	2,000	C4616187	1,000	D0288145	2,000	D2086442	2,000
122456	1,000	234120	12,000	A2598720	1,000	A6617223	5,000	A8794580	1,000	B2495428	6,000	B9442532	1,000	C4624600	1,000	D0300862	1,000	D2087961	2,000
12341999	6,000	234120	20,000	A2625000	1,000	A6629582	2,000	A880635A	1,000	B2556842	1,000	B9484774	1,000	C4646035	3,000	D0314960	5,000	D2089220	1,000
12341999	7,000	234120	20,000	A2656585	1,000	A6632478	1,000	A8816991	1,000	B2645691	3,000	B9493889	3,000	C4649417 C4553703	2,000	D0318400	1,000	D2095158	1,000
12341999	6,000	234120	20,000	A2671975	3,000	A6635965	5,000	A883308A	2,000	B2655573	4,000	B9541417	2,000	C4649549	1,000	D0326756	1,000	D2098130	1,000

第九頁

身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目
D2105684	1,000	D3541003	1,000	D5194610	2,000	D8013242	1,000	E3174852	2,000	E6215738	12,000	E8739459	1,000	G1280847	1,000	G3824933	2,000	G6204529	1,000
D2121795	1,000	D355914A	1,000	D5196095	1,000	D8049484	2,000	E3204549	1,000	E6230311	1,000	E8741275	1,000	G1287175	3,000	G3825603	1,000	G6209016	1,000
D212607A	1,000	D3574416	1,000	D5217335	1,000	D8080071	1,000	E3205820	3,000	E6247958	1,000	E8745459	2,000	G1292497	5,000	G3844233	1,000	G6210707	1,000
D2127386	1,000	D3576729	1,000	D5217564	1,000	D8083607	4,000	E321174A	2,000	E6268513	1,000	E8750932	1,000	G1300562	1,000	G3852570	1,000	G6211037	1,000
D2142040	1,000	D3604501	1,000	D5246211	1,000	D8115282	2,000	E3219260	1,000	E6276303	1,000	E8755578	5,000	G1320636	1,000	G3858749	1,000	G6213935	1,000
D2155185	2,000	D3605079	6,000	D5247366	1,000	D8136344	1,000	E3253027	1,000	E6276850	1,000	E8774025	1,000	G1332006	1,000	G3866067	1,000	G6219070	2,000
D2156807	4,000	D3610102	3,000	D5254214	2,000	D8149055	4,000	E326455A	1,000	E6295901	1,000	E8777156	3,000	G1333991	2,000	G3870781	1,000	G6237249	1,000
D2157641	1,000	D3613128	1,000	D5255423	5,000	D8164445	1,000	E3286146	1,000	E6322496	1,000	E8781412	5,000	G1336435	1,000	G3902128	6,000	G6243923	5,000
D2172012	1,000	D3615104	2,000	D5262764	1,000	D8186317	1,000	E3287991	1,000	E6330189	1,000	E8784195	1,000	G1391940	1,000	G392816A	1,000	G624735A	1,000
D2190916	1,000	D3619770	1,000	D5264252	1,000	D8216089	1,000	E329646A	1,000	E6339569	4,000	E8786805	1,000	G1397612	3,000	G3933988	4,000	G6252280	1,000
D2192498	1,000	D3623581	1,000	D5265658	3,000	D8222593	1,000	E3305450	1,000	E635861A	2,000	E8801103	3,000	G1409130	6,000	G3935166	1,000	G6264645	2,000
D2195780	6,000	D363480A	1,000	D5280088	1,000	D8227048	1,000	E3315642	1,000	E6389183	1,000	E8804250	1,000	G1439706	1,000	G394064A	2,000	G627473A	2,000
D2199727	1,000	D3653464	1,000	D5290865	1,000	D8236535	1,000	E3329171	1,000	E6406525	1,000	E8823409	1,000	G1441417	1,000	G3950661	2,000	G6282740	1,000
D2204186	2,000	D3667406	1,000	D5291926	12,000	D8238414	1,000	E3412656	1,000	E6412711	1,000	E8827862	1,000	G1442553	1,000	G3989517	1,000	G6284379	1,000
D2206855	2,000	D3672086	3,000	D5293236	3,000	D8245569	1,000	E3425693	2,000	E6413750	2,000	E8834141	1,000	G1447695	1,000	G3999210	1,000	G6290166	1,000
D2214815	1,000	D3679455	3,000	D5293368	1,000	D8246697	1,000	E3440706	1,000	E6416377	1,000	E8847707	2,000	G1447717	1,000	G4003852	1,000	G6290476	2,000
D2256348	2,000	D367965A	2,000	D5300844	3,000	D825357A	1,000	E3465008	1,000	E6444702	1,000	E8856374	12,000	G1449035	2,000	G4008552	1,000	G631393A	1,000
D2259304	1,000	D3681476	4,000	D5301441	1,000	D8257141	1,000	E3482522	3,000	E6446098	4,000	E8896899	2,000	G1452559	1,000	G4025767	2,000	G6324958	1,000
D2260302	1,000	D3694470	1,000	D5302766	4,000	D825990A	2,000	E3489225	1,000	E648058A	1,000	E8910093	1,000	G1456074	2,000	G4046608	1,000	G6330311	1,000
D2261457	1,000	D3694861	7,000	D5302995	1,000	D826167A	2,000	E3532392	1,000	E649453A	3,000	E8941665	2,000	G1458840	2,000	G4058347	2,000	G634309A	1,000
D2262437	1,000	D3716806	1,000	D5309582	1,000	D8262579	24,000	E3538129	4,000	E6535287	1,000	E8955976	1,000	G146428A	2,000	G4069349	1,000	G635699A	2,000
D2262658	3,000	D3717594	4,000	D5315558	1,000	D8345636	3,000	E3612329	1,000	E6538774	1,000	E8964258	1,000	G1468331	1,000	G4071343	1,000	G6357716	7,000
D2269016	2,000	D373457A	2,000	D5341664	1,000	D8365300	1,000	E3615484	1,000	E6561350	2,000	E8971262	1,000	G1503277	2,000	G407928A	5,000	G6372669	2,000
D2272750	1,000	D3737943	1,000	D5342873	1,000	D8377856	3,000	E3632540	1,000	E657214A	1,000	E8973036	1,000	G1506721	1,000	G4103296	1,000	G6378195	1,000
D2274109	1,000	D3747566	1,000	D5354952	1,000	D8393509	1,000	E3666100	1,000	E6577478	3,000	E8977066	4,000	G1542124	1,000	G4113526	1,000	G638070A	1,000
D2275253	1,000	D3759874	2,000	D5368104	1,000	D8397482	6,000	E3668901	23,000	E6603460	3,000	E8996621	1,000	G1569898	1,000	G4114433	1,000	G6380912	3,000
D2277213	1,000	D3760252	1,000	D5371067	1,000	D8410616	1,000	E3677080	5,000	E6613709	6,000	E9003499	6,000	G1585877	1,000	G4133519	1,000	G6385604	2,000
D2278058	12,000	D3771734	1,000	D5374317	1,000	D8415022	2,000	E3684516	1,000	E6646542	1,000	E9017929	1,000	G1586768	3,000	G4161849	3,000	G6421791	1,000
D2278880	1,000	D378254A	3,000	D5377820	3,000	D8434248	2,000	E3686624	1,000	E6665709	2,000	E9018097	6,000	G1613986	2,000	G4169742	1,000	G6425371	1,000
D2279119	1,000	D3791921	1,000	D5377839	1,000	D8441910	4,000	E3686845	5,000	E6667566	1,000	E9062746	1,000	G1616071	1,000	G4197061	1,000	G6434478	1,000
D2283299	1,000	D3818374	6,000	D5386900	2,000	D8472549	2,000	E3688899	1,000	E6674759	1,000	E9069899	1,000	G1622519	1,000	G4207660	1,000	G6435113	1,000
D2284368	1,000	D3830625	1,000	D5391726	2,000	D848587A	2,000	E3695089	1,000	E6683677	1,000	E9072628	2,000	G1631356	1,000	G421182A	2,000	G6435334	1,000
D2285356	2,000	D3835392	1,000	D5397104	2,000	D8498483	1,000	E369709A	1,000	E6695055	1,000	E9090944	1,000	G1631925	1,000	G4217496	1,000	G6456099	1,000
D2293774	2,000	D3838855	1,000	D5397112	1,000	D8508616	6,000	E3734939	2,000	E6699514	1,000	E9102462	1,000	G1642056	1,000	G4220675	1,000	G6460606	7,000
D2297346	2,000	D3840744	1,000	D5402280	1,000	D8510424	3,000	E3747410	1,000	E6712049	5,000	E9103299	1,000	G1644202	1,000	G4228765	5,000	G6472876	2,000
D2301602	1,000	D3847501	1,000	D5417490	1,000	D8520659	1,000	E3767322	6,000	E6753284	1,000	E9107774	1,000	G1673555	2,000	G4244205	1,000	G6474887	1,000
D2306701	1,000	D3851126	1,000	D5427496	1,000	D8554545	1,000	E3773667	2,000	E6822669	1,000	E9116137	1,000	G1681779	1,000	G428732A	2,000	G6491013	1,000
D2310245	3,000	D3882927	1,000	D5434034	1,000	D8579432	1,000	E3781392	2,000	E6827636	1,000	E9118040	5,000	G1684484	1,000	G4331671	1,000	G6507211	1,000
D2311799	1,000	D3909760	1,000	D5462968	1,000	D8600245	1,000	E3784804	6,000	E6834837	2,000	E9124482 P4705843	1,000	G1698507	1,000	G433607A	1,000	G6524795	2,000
D2316774	1,000	D3913105	6,000	D5464251	1,000	E0023187	1,000	E3784847	6,000	E6848463	2,000	E9151390	1,000	G1718958	1,000	G4337521	6,000	G6527662	1,000
D2319978	1,000	D3919774	1,000	D5471045	1,000	E0049941	1,000	E3785940	1,000	E6857357	1,000	E9161639	5,000	G1720022	2,000	G4349325	1,000	G6529401	1,000
D2321492	2,000	D3923178	1,000	D5479739	1,000	E0069217	2,000	E3790553	1,000	E6873972	1,000	E9192690	1,000	G1729151	1,000	G4357050	1,000	G6548074	1,000
D2325897	1,000	D3938264	1,000	D5479763	3,000	E0081942	6,000	E3792661	6,000	E6889135	1,000	E919846A	1,000	G1736476	1,000	G4372645	5,000	G6569616	2,000
D2328187	1,000	D3941486	1,000	D5489556	1,000	E0112163	6,000	E3793153	26,000	E6908695	2,000	E9202351	6,000	G1739769	1,000	G4389513	1,000	G659159A	1,000
D2328934	2,000	D3951570	1,000	D550041A	1,000	E0117513	1,000	E3807790	3,000	E6926227	1,000	E920432A	1,000	G174181A	1,000	G4400746	1,000	G6595706	1,000
D2338352	1,000	D3956297	6,000	D5508135	5,000	E0118331	1,000	E3825969	2,000	E692724A	1,000	E9208635 E8062254	6,000	G1743960	2,000	G440203A	1,000	G6598632	3,000
D2341655	3,000	D3965512	1,000	D5515476	3,000	E013079A	1,000	E3830423	1,000	E6927258	3,000	E9209070	1,000	G1748555	3,000	G4420615	1,000	G6639460	1,000
D2344115	6,000	D3966365	1,000	D5520011	1,000	E0131648	1,000	E3842472	4,000	E6963831	1,000	E9229748	1,000	G1751947	1,000	G4429043	1,000	G6658643	4,000
D2348943	1,000	D3973345	1,000	D5524378	1,000	E0170457	2,000	E3843274	2,000	E6966598	1,000	E9241888	1,000	G176657A	1,000	G4460129	2,000	G6667316	1,000
D2349508	6,000	D4003277	1,000	D5525242	4,000	E0219790	1,000	E3864220	2,000	E6972725	2,000	E924321A	1,000	G1783202	4,000	G446616A	1,000	G6668320	2,000
D2354854	1,000	D4005865	1,000	D5529892	2,000	E0251929	1,000	E3872797	1,000	E6984529	1,000	E9252367	1,000	G1793402	2,000	G4484850	1,000	G6669165	1,000
D2354927	2,000	D4025629	1,000	D553585A	1,000	E0257587	1,000	E3881680	5,000	E6989342	1,000	E9260653	1,000	G180112A	2,000	G4488104	1,000	G6669629	2,000
D2355664	1,000	D4036000	1,000	D5582734	1,000	E0289195	1,000	E3898206	6,000	E699723A	2,000	E9279966	2,000	G1815767	1,000	G4492586	1,000	G6703053	1,000
D2362768	1,000	D406182A	1,000	D5594139	12,000	E0348272	3,000	E3906195	1,000	E7022275	1,000	E928451A	1,000	G1838562	2,000	G4493949	1,000	G6703924	1,000
D2367492	1,000	D4063156	1,000	D561136A	2,000	E0395777	2,000	E3915356	1,000	E7029326	3,000	E9355379	1,000	G1880100	2,000	G4494503	1,000	G6708411	1,000
D2373018	1,000	D406330A	2,000	D5611378	1,000	E043747A	1,000	E3947304	6,000	E7030529	1,000	E9373172	1,000	G1881697	2,000	G4537377	6,000	G6716031	1,000
D2375835	2,000	D4067577	1,000	D5630143	1,000	E0437682	3,000	E3951212	1,000	E7035210	1,000	E9385162	1,000	G1884173	6,000	G4553739	6,000	G6716279	2,000
D237698A	1,000	D4071604	2,000	D5639876	1,000	E0445545	1,000	E3961285	2,000	E7077517	6,000	E9411481	6,000	G1927158	2,000	G4555162	3,000	G6722759	1,000
D2377046	1,000	D4081901	1,000	D564120A	1,000	E0472232	1,000	E3967976	3,000	E7078483	1,000	E9419393	1,000	G1967613	1,000	G4566598	4,000	G6727971	2,000
D2381827	3,000	D4087403	1,000	D5654077	1,000	E0493132	2,000	E3996046	1,000	E7106622	1,000	E9420456	3,000	G1970010	1,000	G4570234	1,000	G6767302	1,000
D2386012	1,000	D4087780	2,000	D5657335	1,000	E0493175	1,000	E4014433	1,000	E7108234	1,000	E9420979	1,000	G1971017	1,000	G4581945	1,000	G6777278	1,000
D2393159	1,000	D4089880	1,000	D5659362	1,000	E0502263	1,000	E4078245	1,000	E7112916	1,000	E9467401	1,000	G1975349	1,000	G4585606	2,000	G6782638	1,000
D2395682	2,000	D4094922	1,000	D568216A	2,000	E0502670	1,000	E4079543	7,000	E713233A	1,000	E9508329	1,000	G1987134	7,000	G4589040	1,000	G6804062	1,000
D2398061	1,000	D4096119	7,000	D5682976	4,000	E0510479	1,000	E4094291	2,000	E7133018	1,000	E9512059	2,000	G1991956	1,000	G459687A	4,000	G6822257	1,000
D2399777	1,000	D4098081	1,000	D5683972	1,000	E0587005	2,000	E4099153	2,000	E713751A	1,000	E9527226	4,000	G1996060	1,000	G4611917	1,000	G6822281	1,000
D2403316	1,000	D4105029	1,000	D5686033	1,000	E0619802	1,000	E4117224	2,000	E7151377	1,000	E9533080	6,000	G2014520	1,000	G4614061	1,000	G6830179	1,000
D242254A	1,000	D4113528	4,000	D5688311	1,000	E0620002	7,000	E4123348	1,000	E7165289	2,000	E954984A	1,000	G2018704	1,000	G4617494	1,000	G6832503	1,000
D2423872	1,000	D4116268	6,000	D5703027	1,000	E0683535	1,000	E413045A	3,000	E7184232	1,000	E955116A	1,000	G2020520	2,000	G4622072	1,000	G6839281	1,000
D2425751	1,000	D4138768	6,000	D5722714	1,000	E0799932	1,000	E4140773	2,000	E7200874	5,000	E9580151	1,000	G2023058	1,000	G462590A	1,000	G6844765	1,000
D2435773	1,000	D413925A	1,000	D5724083	1,000	E0802585	1,000	E4170176	1,000	E7216134	2,000	E9595140	1,000	G2023945	6,000	G463187A	1,000	G684515A	1,000
D2437652	1,000	D414086A	1,000	D5739617	1,000	E0843052	1,000	E4171075	1,000	E721638A	1,000	E9607955	3,000	G2030518	1,000	G4634674	1,000	G6857948	1,000
D2440815	4,000	D4161611	1,000	D5742626	1,000	E089210A	1,000	E4172454	1,000	E7221480	1,000	E9609982	2,000	G2036478	5,000	G4638238	23,000	G6886794	1,000
D2445124	1,000	D4162952	1,000	D5752958	1,000	E0898094	1,000	E417287A	4,000	E7229619	2,000	E9623373	1,000	G205140A	1,000	G4645196	1,000	G6891615	1,000
D2445493	1,000	D4172974	2,000	D5753865	2,000	E0913190	5,000	E4173469	2,000	E7229740	1,000	E9631228	3,000	G2056940	5,000	G464758A	1,000	G689262A	1,000
D2449642	1,000	D4173059	2,000	D5806551	1,000	E091359A	3,000	E4173841	1,000	E7232024	1,000	E9651121	1,000	G2090286	1,000	G4652133	17,000	G6893588	1,000
D2450381	1,000	D4175892	2,000	D5809887	1,000	E0973061	1,000	E4180171	1,000	E7238294	1,000	E966651A	3,000	G2102020	3,000	G4652427	1,000	G6900061	5,000
D2457793	1,000	D417764A	1,000	D5830452	5,000	E1056003	1,000	E4187834	1,000	E7240787	1,000	E9672919	6,000	G2103345	1,000	G4673734	1,000	G6918297	1,000
D2480655	1,000	D4180039	1,000	D5848513	1,000	E1075598	1,000	E4194776	3,000	E7244820	1,000	E9711817	4,000	G2112417	1,000	G467417A	1,000	G6920992	6,000
D2485363	1,000	D4186800	1,000	D5853983	1,000	E1100193	1,000	E4212073	1,000	E7246408	1,000	E9730838	1,000	G2113219	1,000	G4677551	3,000	G6922480	3,000
D2489547	2,000	D4193068	3,000	D5862699	1,000	E1117169	1,000	E4219094	3,000	E7247838	1,000	E9733586	1,000	G2116161	2,000	G4687662	1,000	G6928675	1,000
D2489717	1,000	D419658A	2,000	D5867976	1,000	E1126133	3,000	E4249821	2,000	E724989A	1,000	E9735406	1,000	G2123656	1,000	G4695282	1,000	G6931463	3,000
D249317A	1,000	D4197705	3,000	D5878269	1,000	E1156881	1,000	E4256038	3,000	E7252246	1,000	E9739622	2,000	G2152702	3,000	G469815A	1,000	G6954404	1,000
D2495385	5,000	D4202989	1,000	D5878757	1,000	E115768	4,000	E4284570	1,000	E7254974	1,000	E9740809	1,000	G2154845	3,000	G4721844	1,000	G6979350	1,000
D2507197	1,000	D4205627	1,000	D5885362	2,000	E1161494	1,000	E4344085	1,000	E7256543	1,000	E9744049	1,000	G2156414	2,000	G4726196	1,000	G7002792	3,000
D2521955	1,000	D4209525	1,000	D5901783	1,000	E1174871	6,000	E4350689	1,000	E7270392	4,000	E9746475	1,000	G2163038	1,000	G4727273	5,000	G7015819	1,000
D2522692	1,000	D4211627	1,000	D5906041	1,000	E1200600	1,000	E4377676	1,000	E7277605	1,000	E9748753	5,000	G2186488	2,000	G4732609	1,000	G7031229	2,000
D2529034	1,000	D4220006	1,000	D5923175	6,000	E1202026	16,000	E4380294	1,000	E7281904	1,000	E9754826	1,000	G2192054	2,000	G4737309	1,000	G7043243	1,000
D253917A	1,000	D4241658	1,000	D5945322	2,000	E1223627	1,000	E4381835	3,000	E7288550	1,000	E9756314	5,000	G2199709	6,000	G4741969	1,000	G7049314	1,000
D2542286	1,000	D4245297	1,000	D5976104	1,000	E1224275	3,000	E4383935	1,000	E7294585	20,000	E9762012	1,000	G2236302	1,000	G4745778	1,000	G7053109	1,000
D25572006	1,000	D425640A	1,000	D5978271	1,000	E1229870	2,000	E4387191	1,000	E7301301	12,000	E9777435	1,000	G2237120	1,000	G4761927	1,000	G705573A	1,000
D2566207	1,000	D4261004	1,000	D5990387	1,000	E1263319	1,000	E4411165	1,000	E7301425	1,000	E9780177	1,000	G2239743	1,000	G482872A	2,000	G7075501	3,000
D2568080	6,000	D4265891	3,000	D6014438	1,000	E1269252	1,000	E4441447	1,000	E7304734	1,000	E9798408	1,000	G2257679	1,000	G4833707	2,000	G7080157	1,000
D2570182	1,000	D4273061	3,000	D6017755	1,000	E1301989	1,000	E444439A	1,000	E7306540	1,000	E9799730	1,000	G2267798	1,000	G4852256	4,000	G7085280	1,000
D2572614	2,000	D4273711	1,000	D6029885	1,000	E1317125	1,000	E4452406	1,000	E7325243	2,000	E9818530	1,000	G2289899	1,000	G4871390	1,000	G7103122	4,000
D2576075	1,000	D427372A	1,000	D6031677	1,000	E1333910	1,000	E4463521	2,000	E7326177	1,000	E9828722	1,000	G2293527	1,000	G5018330	1,000	G7112687	2,000
D2591325	1,000	D4294883	384,000	D6035761	2,000	E1386909	2,000	E4472725	1,000	E7349126	1,000	E9835559	1,000	G2312297	3,000	G5019078	2,000	G7114051	1,000
D2591333	1,000	D4296525	2,000	D6061274	1,000	E1391007	2,000	E4478278	1,000	E7355479	1,000	E9850361	1,000	G2320605	1,000	G5022060	1,000	G7115929	1,000
D2592941	16,000	D4298730	1,000	D6073752	1,000	E1398788	2,000	E4480248	1,000	E7363285	1,000	E9854030	1,000	G2353546	1,000	G5028301	1,000	G7138058	1,000
D2606012	1,000	D4299265	1,000	D6077308	1,000	E1401517	1,000	E4494591	1,000	E7375623	1,000	E9864818	2,000	G2364297	1,000	G5032481	1,000	G7142969	1,000
D2610796	1,000	D4300506	160,000	D6087702	1,000	E1409186	1,000	E4499593	1,000	E7376204	1,000	E9867795	2,000	G2387750	1,000	G503364A	2,000	G715309A	2,000
D2613639	1,000	D4331568	1,000	D6100350	1,000	E1411881	2,000	E4507332	1,000	E7378460	4,000	E9878711	2,000	G2391421	1,000	G5036126	1,000	G7153995	2,000
D261936A	1,000	D4332789	3,000	D6109188	1,000	E1456680	1,000	E451052A	1,000	E7379246	1,000	E9894997	2,000	G2407565 D312335A	2,000	G5036509	1,000	G716900A	5,000
D2633319	6,000	D4351909	1,000	D6109196	1,000	E1533480	1,000	E4544297	1,000	E7405778	1,000	E9896701	1,000	G2421215	2,000	G5039680	2,000	G8012724	2,000
D2633222	2,000	D4353618	1,000	D6126406	1,000	E1543699	2,000	E4586992	1,000	E7409005	1,000	E9915706	1,000	G2423897	2,000	G5075385	1,000	G8021502 D7019719	1,000
D2636825	6,000	D4355092	1,000	D6158146	1,000	E1553597	3,000	E4587875	1,000	E7418969	1,000	E9925809	2,000	G2430982	1,000	G5077140	1,000	G8027632	3,000
D2644909	1,000	D4361815	1,000	D6170642	1,000	E1557452	3,000	E4592542	1,000	E741954A	6,000	E9927674	1,000	G2461489	1,000	G5083558	1,000	G8028173	2,000
D2656095	2,000	D4362692	1,000	D619889A	1,000	E1570041	1,000	E461399A	1,000	E7430349	1,000	E9930713	1,000	G2479523	6,000	G508709A	2,000	G8028973	1,000
D2656583	6,000	D4376383	2,000	D6208038	1,000	E1611554	6,000	E4629756	1,000	E7443130	1,000	E9949155	12,000	G2486732	2,000	G5089432	1,000	G8069394	1,000
D2656591	3,000	D4376391	1,000	D6216588	1,000	E1619466	1,000	E4639980	1,000	E7454515	1,000	E9959746	2,000	G2487526	1,000	G511075A	1,000	G8075696	1,000
D2657717	2,000	D4378467	1,000	D6236368	4,000	E1635631	1,000	E464030A	1,000	E7465118	2,000	E997897A	1,000	G2490888	1,000	G5114488	2,000	G8084571	1,000
D2669278	1,000	D4379935	17,000	D6245642	1,000	E1658543	1,000	E4669898	1,000	E7469601	1,000	E998127A	1,000	G2491116	2,000	G512565A	6,000	G8085098	1,000
D267624A	1,000	D4385835	2,000	D6263446	2,000	E1667932	1,000	E4678056	4,000	E7498903	7,000	E9994096	2,000	G250577A	1,000	G5128535	3,000	G8099891	1,000
D2677793	5,000	D4397518	2,000	D6269436	1,000	E1683425	5,000	E470068A	2,000	E7506906	2,000	E9996463	4,000	G251843A	1,000	G5149494	1,000	G8126185	1,000
D2677802	2,000	D4397526	5,000	D6275815	1,000	E1707853	2,000	E4709261	3,000	E7516936	1,000	G0002622	1,000	G2520558	1,000	G5155165	1,000	G8130107	1,000

D2636825	6,000	D4355092	1,000	D6158146	1,000	E1553397	[illegible]	[illegible]	[illegible]										
D2644909	1,000	D4361815	1,000	D6170642	1,000	E1557452	3,000	E4592542	1,000	E741954A	6,000	E9927674	1,000	G2461489	1,000	G5083558	1,000	[illegible]	[illegible]
D2656095	2,000	D4362692	1,000	D619889A	1,000	E1570041	1,000	E461399A	1,000	E7430349	1,000	E9930713	1,000	G2479523	6,000	G508709A	2,000	G8028973	1,000
D2656583	6,000	D4376383	2,000	D6208038	1,000	E1611554	6,000	E4629756	1,000	E7443130	1,000	E9949155	12,000	G2486732	2,000	G5089432	1,000	G8069394	1,000
D2656591	3,000	D4376391	1,000	D6216588	1,000	E1619466	1,000	E4639980	1,000	E7454515	1,000	E9959746	2,000	G2487526	1,000	G511075A	1,000	G8075696	1,000
D2657717	2,000	D4378467	1,000	D6236368	4,000	E1635631	1,000	E464030A	1,000	E7465118	2,000	E997897A	1,000	G2490888	1,000	G5114488	2,000	G8084571	1,000
D2669278	1,000	D4379935	12,000	D6245642	1,000	E1658542	1,000	E4669898	1,000	E7469601	1,000	E998127A	1,000	G2491116	2,000	G512565A	6,000	G8085098	1,000
D267624A	1,000	D4385838	2,000	D6263446	2,000	E1667932	1,000	E4678056	4,000	E7498903	7,000	E9994096	2,000	G250577A	1,000	G5128535	3,000	G8099891	1,000
D2677793	5,000	D4397518	2,000	D6269436	1,000	E1683423	5,000	E470068A	2,000	E7506906	2,000	E9996463	4,000	G251843A	1,000	G5149494	1,000	G8126185	1,000
D2677807	2,000	D4397526	2,000	D6278915	1,000	E1707853	2,000	E4709261	3,000	E7516936	1,000	G0002622	1,000	G2520558	1,000	G5155168	1,000	G8130107	1,000
D2682371	1,000	D4401620	1,000	D6283471	1,000	E1708132	2,000	E4728541	3,000	E7552231	1,000	G0016941	1,000	G2528834	1,000	G5159406	1,000	G8131146	1,000
D268269A	1,000	D4405782	1,000	D6286837	1,000	E1728486	2,000	E4743443	3,000	E7555850	1,000	G0020752	1,000	G2536403	1,000	G5165244	1,000	G8135117	1,000
D2685060	3,000	D4408110	4,000	D6287310	2,000	E1730618	1,000	E4757231	1,000	E7561504	1,000	G0026106	1,000	G2548649	1,000	G5168952	1,000	G8156629	1,000
D2691354	1,000	D441935A	2,000	D6288309	1,000	E1737922	6,000	E4757487	1,000	E7597472	1,000	G0049645	1,000	G2563559	2,000	G5175525	1,000	G8158141	2,000
D2698669	2,000	D442677	1,000	D6300503	1,000	E175150A	1,000	E4770351	1,000	E7612528	1,000	G0057516	1,000	G2570776	1,000	G5178214	1,000	G8165091	1,000
D2698774	1,000	D4427190	1,000	D6307826	2,000	E1763362	1,000	E4774063	1,000	E7619379	1,000	G0071063	2,000	G257190A	1,000	G5178966	1,000	G816611A	1,000
D2702038	1,000	D4428936	1,000	D6308342	1,000	E1781735	1,000	E478560A	1,000	E7641129	2,000	G010283A	2,000	G2573821	1,000	G5185741	3,000	G8170516	3,000
D271284A	1,000	D443300A	1,000	D6312161	1,000	E1802430	6,000	E4793475	1,000	E7660115	1,000	G0110778	1,000	G2581948	2,000	G5204037	1,000	G8172470	1,000
D273326A	4,000	D4438176	1,000	D6318909	3,000	E1817632	1,000	E4818532	1,000	E7677778	1,000	G0126747	2,000	G2583622	1,000	G520441A	1,000	G8175739	1,000
D2733596	1,000	D4441169	6,000	D6320245	1,000	E1833379	3,000	E4849179	1,000	E7693080	2,000	G01354144	3,000	G2600691	3,000	G5205726	1,000	G8178029	1,000
D2746124	1,000	D4448104	1,000	D6332995	1,000	E184530A	3,000	E4853303	1,000	E7694249	3,000	G0136831	4,000	G2615397	1,000	G5206978	2,000	G8198496	6,000
D2753163	1,000	D4449755	1,000	D633808A	1,000	E1853752	1,000	E4860601	6,000	E7732582	1,000	G016360A	3,000	G2626747	1,000	G5210406	1,000	G8213967	1,000
D2760887	2,000	D4450869	4,000	D6348093	1,000	E1855178	4,000	E4879574	1,000	E7737975	6,000	G0176035	1,000	G2651938	4,000	G5218607	1,000	G8233976	1,000
D2783941	1,000	D4466684	1,000	D6357718	5,000	E1859084	2,000	E4883660	2,000	E7743851	1,000	G0178895	7,000	G2666439	4,000	G5230720	3,000	G8241618	1,000
D2790794	1,000	D4471823	1,000	D6359478	1,000	E1865483	2,000	E4884764	1,000	E7753148	2,000	G0180075	3,000	G2667842	2,000	G5240114	1,000	G824434A	1,000
D2809673	5,000	D4475233	1,000	D6364080	1,000	E1887452	3,000	E4911540	1,000	E7766339	3,000	G0189994	1,000	G2672064	2,000	G5241781	1,000	G9018092	3,000
D2809967	3,000	D4488408	1,000	D6366881	1,000	E1918781	1,000	E4914892	2,000	E7819297	2,000	G01970106	295,000	G2672471	6,000	G5247992	1,000	H002520A	1,000
D281944A	1,000	D4499876	1,000	D6381597	1,000	E1921464	3,000	E4927013	1,000	E7824339	2,000	G0206694	1,000	G2685255	2,000	G5250586	1,000	H0025218	2,000
D2823757	2,000	D4503857	1,000	D6386955	6,000	E1922266	2,000	E4954843	1,000	E7846480	1,000	G0252017	1,000	G2697105	4,000	G5256525	1,000	H0030319	1,000
D2835186	1,000	D4508700	1,000	D6401474	2,000	E1925133	7,000	E4988977	2,000	E7853568	1,000	G0254230	1,000	G2712333	2,000	G5265796	1,000	H0079938	1,000
D2835925	4,000	D4510233	2,000	D6408010	1,000	E1941384	6,000	E4994268	4,000	E7862184	1,000	G0259631	1,000	G2743654	1,000	G5284235	3,000	H0106471	2,000
D2848164	5,000	D451264	16,000	D6411135	1,000	E1953161	1,000	E5000126	3,000	E7867658	1,000	G027777A	3,000	G2747919	12,000	G5286696	5,000	H014781A	4,000
D2853966	1,000	D451266A	1,000	D6414541	1,000	E1963507	3,000	E5008275	2,000	E786800A	2,000	G0296596	1,000	G2758708	2,000	G5287706	5,000	H0162061	7,000
D2856949	1,000	D4525397	5,000	D6417362	1,000	E1982730	1,000	E5017347	1,000	E7886024	1,000	G0297991	2,000	G2816368	6,000	G528801A	2,000	H0168515	2,000
D286433A	1,000	D4526830	1,000	D6426124	1,000	E2007251	1,000	E5021662	6,000	E7896038	1,000	G0298963	2,000	G2817283	1,000	G5291983	1,000	H0174558	7,000
D2866537	1,000	D4533802	7,000	D6432523	1,000	E2016676	1,000	E5030130	7,000	E7927812	1,000	G0303290	3,000	G2818239	1,000	G5297701	2,000	H0191444	2,000
D286741A	1,000	D4548001	7,000	D6434674	2,000	E2017176	2,000	E5055044	4,000	E7942463	1,000	G0306079	2,000	G2825189	3,000	G5312123	1,000	H0196705	1,000
D2868467	1,000	D4554540	1,000	D6449701	1,000	E2045498	1,000	E5056202	1,000	E7961492	4,000	G0325529	1,000	G2825340	2,000	G5314371	1,000	H0236529	2,000
D287100A	1,000	D4559858	1,000	D6452141	2,000	E2079309	2,000	E5058140	1,000	E7984743	1,000	G0326053	1,000	G2825782	1,000	G5316706	1,000	H0248462	3,000
D2882044	1,000	D4560079	2,000	D6457348	1,000	E2079422	3,000	E5076483	1,000	E799238A	12,000	G0340617	1,000	G2825979	1,000	G5330016	4,000	H024873A	3,000
D2897564	1,000	D4560087	1,000	D6459944	1,000	E2124878	1,000	E5095119	1,000	E7999317	2,000	G0349754	1,000	G2834595	1,000	G5347083	1,000	H0249574	1,000
D2906989	22,000	D4560095	1,000	D6467408	1,000	E2131718	2,000	E5109012	1,000	E802252A	1,000	G035247A	3,000	G2839422	1,000	G535408A	1,000	H0251323	3,000
D2911575	1,000	D4561466	1,000	D6473920	1,000	E216036A	1,000	E5111939	2,000	E8029664	2,000	G035846A	4,000	G2844213	1,000	G5365669	1,000	H0282326	1,000
D2911931	1,000	D4574215	3,000	D6501495	1,000	E2167437	1,000	E5117236	17,000	E8036857	1,000	G0371547	1,000	G2847662	3,000	G5370611	1,000	H0287948	1,000
D2919932	1,000	D4589433	4,000	D6505547	1,000	E2169340	1,000	E5140661	1,000	E8044701	1,000	G0384851	1,000	G2853158	1,000	G5394863	1,000	H0297226	3,000
D2922364	1,000	D4593279	1,000	D6508066	1,000	E2172996	1,000	E5151736	1,000	E8057471	3,000	G0428042	6,000	G2859032	1,000	G5415550	1,000	H032021A	2,000
D2924022	1,000	D4595662	2,000	D6520872	1,000	E2187047	1,000	E5174078	12,000	E8075119	1,000	G0459282	1,000	G2866721	2,000	G5421704	1,000	H0330835	4,000
D2924405	1,000	D4599226	1,000	D6540822	1,000	E2189880	2,000	E5196314	1,000	E8082999	1,000	G0460000	1,000	G2866977	20,000	G5422360	7,000	H033220A	1,000
D2929393	1,000	D4612265	5,000	D6552812	1,000	E2229270	1,000	E5205712	1,000	E8088180	2,000	G0469652	1,000	G2868309	5,000	G5453851	1,000	H0343643	2,000
D2936322	1,000	D4613172	1,000	D656649A	3,000	E2232611	1,000	E5231500	2,000	E8106081	1,000	G0470847	6,000	G2886439	1,000	G548532A	1,000	H0344127	2,000
D2958202	2,000	D4622120	1,000	D6570810	1,000	E2264963	1,000	E5232949	1,000	E8123245	1,000	G0479518	2,000	G2890592	1,000	G5492695	4,000	H0362990	2,000
D2962528	2,000	D4626843	1,000	D6586016	1,000	E2291286	1,000	E5269028	1,000	E8154353	1,000	G0488126	1,000	G289685A	1,000	G5494620	1,000	H0373380	1,000
D2966019	29,000	D4629168	3,000	D6587942	3,000	E2296407	1,000	E5288723	1,000	E8165398	1,000	G04965781	5,000	G2963271	3,000	G5511827	4,000	H0373674	1,000
D2971020	4,000	D4653395	4,000	D6588515	3,000	E2304744	1,000	E5317650	1,000	E8182500	1,000	G0501149	1,000	G2985585	2,000	G5518716	3,000	H0375693	3,000
D2976340	6,000	D4668066	1,000	D6590137	1,000	E2312526	3,000	E5328261	1,000	E818435A	4,000	G0512701	2,000	G302631A	1,000	G5540401	2,000	H0398510	2,000
D3011969	1,000	D4677901	1,000	D6591540	1,000	E232060A	1,000	E5341160	7,000	E8185453	1,000	G0527148	1,000	G302688	3,000	G5547236	1,000	H0408583	1,000
D3028586	4,000	D4696833	1,000	D660796A	2,000	E2375951	12,000	E5342752	1,000	E8217770	1,000	G0546428	1,000	G303777A	1,000	G5548488	6,000	H040930A	1,000
D3029736	1,000	D4702922	7,000	D6611525	16,000	E2396347	4,000	E5350429	1,000	E8218645	2,000	G0551898	1,000	G3058327	1,000	G555898A	1,000	H0420923	3,000
D3038727	2,000	D4707053	1,000	D6615857	1,000	E2397661	1,000	E5379370	1,000	E8220283	1,000	G0562083	6,000	G3058661	1,000	G5578433	4,000	H0426123	2,000
D3046878	1,000	D4712650	4,000	D6616497	1,000	E2435288	1,000	E5394337	3,000	E8227806	1,000	G0569479	1,000	G3058807	2,000	G5580632	1,000	H0426131	1,000
D3062717	4,000	D4732767	1,000	D6621571	2,000	E2442942	1,000	E5420974	1,000	E822808A	7,000	G058074A	1,000	G3064173	1,000	G5592916	3,000	H0444725	2,000
D3063373	2,000	D4748949	2,000	D6625127	1,000	E2455084	1,000	E5439179	1,000	E8228357	1,000	G0583749	1,000	G3065919	1,000	G5621800	1,000	H0551874	3,000
D3066828	4,000	D4764146	1,000	D6635157	1,000	E2493636	1,000	E5446442	1,000	E8228500	1,000	G0601321	1,000	G3096415	1,000	G5625105	1,000	H0552102	1,000
D3073050	1,000	D476507A	1,000	D6635335	1,000	E2516334	1,000	E5466850	2,000	E823294A	3,000	G0612722	1,000	G3107107	1,000	G5634899	1,000	H0597815	4,000
D3086411	1,000	D4769989	1,000	D6638377	1,000	E2516490	1,000	E5511627	1,000	E8240330	1,000	G0624151	1,000	G3133914	1,000	G5635003	3,000	H0599621	1,000
D3087213	5,000	D4772890	1,000	D6660321	1,000	E2520331	1,000	E5517234	1,000	E8254293	5,000	G0625069	1,000	G3141054	4,000	G5635607	2,000	H0606091	1,000
D309211A	2,000	D477673A	2,000	D6670300	6,000	E2528170	1,000	E5525210	1,000	E8255656	3,000	G0630224	1,000	G3141062	5,000	G5646455	1,000	H0607578	3,000
D3122418	1,000	D477835A	1,000	D6677461	1,000	E253006A	6,000	E5544142	1,000	E8272615	1,000	G0644659	4,000	G3150134	2,000	G5651955	4,000	H0659268	1,000
D3123775	1,000	D4787995	1,000	D6691219	140,000	E2543293	1,000	E5555667	1,000	E8275592	1,000	G0653690	1,000	G3160865	6,000	G565900A	1,000	H0665403	3,000
D3138276	1,000	D4793472	1,000	D6704612	1,000	E2548384	3,000	E556562A	1,000	E8288996	2,000	G0653704	1,000	G3170895	3,000	G5661829	1,000	H0769136	1,000
D3148565	4,000	D4802218	1,000	D671359A	1,000	E2559424	1,000	E5573428	2,000	E8301925	1,000	G0654336	2,000	G3174165	2,000	G5682435	2,000	H0774830	1,000
D3152716	1,000	D4808208	6,000	D6715347	1,000	E2561143	1,000	E5585558	1,000	E8305939	6,000	G0659923	2,000	G3183040	1,000	G5685310	1,000	H0800882	6,000
D3155197	1,000	D4814879	2,000	D6715584	1,000	E2573087	1,000	E5595103	2,000	E831864A	1,000	G073870A	1,000	G3223565	4,000	G5717069	1,000	H0801129	2,000
D316224A	3,000	D4822766	1,000	D6722076	1,000	E2577511	1,000	E5597823	2,000	E8330747	2,000	G074517A	1,000	G3247995	1,000	G5722585	1,000	H084569A	7,000
D3165435	1,000	D4828292	3,000	D6722432	4,000	E2580172	4,000	E5602428	1,000	E8333290	1,000	G0759715	4,000	G3290866	1,000	G5730952	1,000	H0887546	7,000
D3177980	3,000	D4844360	1,000	D6734228	1,000	E2596877	1,000	E562832A	7,000	E833369A	1,000	G0771200	1,000	G3368784	1,000	G5735784	1,000	H0913175	1,000
D3181929	4,000	D4844611	1,000	D6736263	1,000	E2611191	3,000	E5631711	2,000	E8343253	4,000	G0771537	5,000	G3373109	3,000	G5746220	1,000	H0953859	1,000
D3198015	1,000	D4850964	1,000	D6741488	1,000	E2611299	1,000	E5633013	1,000	E8352090	1,000	G0777764	1,000	G3419710	1,000	G5753464	1,000	H0966667	2,000
D3199755	1,000	D4859554	1,000	D6743227	1,000	E2631109	2,000	E5642861	1,000	E8360719	1,000	G0779546	5,000	G346158A	5,000	G5783940	1,000	H1004141	1,000
D3200532	1,000	D4866208	12,000	D6752544	7,000	E2634353	1,000	E5650554	1,000	E8363947	1,000	G0783047	1,000	G3482609	1,000	G5784211	1,000	H1057903	1,000
D3208177	1,000	D4869185	1,000	D6758453	1,000	E2641120	2,000	E5652255	2,000	E8369872	1,000	G0798370	2,000	G3483087	1,000	G5787768	1,000	H1081383	1,000
D3227686	1,000	D4871988	2,000	D6760946	2,000	E2647501	1,000	E5682804	2,000	E8378375	5,000	G0803587	2,000	G3486132	1,000	G5791595	1,000	H1094167	2,000
D3234917	1,000	D4878222	1,000	D6761594	1,000	E2679225	1,000	E5689132	6,000	E8388508	1,000	G0807302	1,000	G3486574	1,000	G5798131	3,000	H1149239	1,000
D3237142	1,000	D488480A	1,000	D6765670	1,000	E2682498	1,000	E5693911	1,000	E8396829	1,000	G0839220	1,000	G3515027	1,000	G5798972	7,000	H1304536	1,000
D3239420	1,000	D488706A	6,000	D6788026	2,000	E2691128	2,000	E5695809	1,000	E8413960	1,000	G0858365	1,000	G3520047	1,000	G5800926	1,000	H1313780	3,000
D3241042	2,000	D4887078	1,000	D679994A	2,000	E2733963	1,000	E5697186	1,000	E8433805	1,000	G0868239	1,000	G3523526	1,000	G5801825	1,000	H133107A	6,000
D3251668	3,000	D488964A	1,000	D6812342	1,000	E2750302	1,000	E5728588	1,000	E8440976	1,000	G090572A	2,000	G3525308	1,000	G5804484	3,000	H133494A	1,000
D3263402	2,000	D489144A	1,000	D6848932	1,000	E275636A	7,000	E5800394	1,000	E8450009	1,000	G0913625	1,000	G3530115	1,000	G5836076	1,000	H1465912	1,000
D3286283	1,000	D4892055	2,000	D6858741	1,000	E2769577	3,000	E5806139	1,000	E8452044	1,000	G0918309	1,000	G3536547	2,000	G584009A	1,000	H1478879	1,000
D328695A	4,000	D490889A	5,000	D686573A	1,000	E2849635	3,000	E5809197	1,000	E8461396	1,000	G0960909	1,000	G353949A	2,000	G5841266	1,000	H1497466	3,000
D329202A	1,000	D4909918	5,000	D6882367	1,000	E2850706	1,000	E5817106	4,000	E8462139	1,000	G0962820	1,000	G3539503	1,000	G5846330	2,000	H1507232	1,000
D3299105	1,000	D491671A	1,000	D6882790	1,000	E2857433	1,000	E5817270	1,000	E8471235	1,000	G0963142	2,000	G3553786	7,000	G5849348	2,000	H1533977	1,000
D3311725	2,000	D491699A	1,000	D6903623	6,000	E2868583	2,000	E5820883	1,000	E8483977	2,000	G0983402	1,000	G3556939	3,000	G5885581	2,000	H1544588	1,000
D3316409	5,000	D4952244	1,000	D6906460	1,000	E2873307	2,000	E5822622	3,000	E8487581	1,000	G1004130	1,000	G3562815	1,000	G591249A	1,000	H3000372	1,000
D3320910	346,000	D4958137	5,000	D6918043	1,000	E287608A	1,000	E5833829	1,000	E8495371	4,000	G1011765	2,000	G3566861	1,000	G593261A	2,000	H3000925	1,000
D3324150	2,000	D496174A	2,000	D6925694	1,000	E2886565	1,000	E5847951	1,000	E8509372	2,000	G1017437	1,000	G3595357	1,000	G5939371	1,000	H3001050	1,000
D332729A	1,000	D4965397	1,000	D694866A	1,000	E2892077	23,000	E5855008	2,000	E8513655	7,000	G1019863	2,000	G3600288	1,000	G5959224	1,000	H3001468	2,000
D3330231	5,000	D4965885	1,000	D694902A	4,000	E2924513	6,000	E5883486	1,000	E8530096	1,000	G1026991	3,000	G3636347	1,000	G5962136	1,000	H3020047	1,000
D3333869	1,000	D4973888	3,000	D6967192	1,000	E2925692	1,000	E5887716	1,000	E8550259	1,000	G1053638	1,000	G3636568	1,000	G5968363	1,000	H302350A	1,000
D3359914	7,000	D497731A	1,000	D6985697	1,000	E292775A	1,000	E5897509	1,000	E8557407	1,000	G1074945	1,000	G3658529	3,000	G597956A	1,000	H3030077	3,000
D336022A	1,000	D4984553	1,000	D6989803	2,000	E2929558	1,000	E5900445	2,000	E8559086	1,000	G1089802	3,000	G3665029	2,000	G5989026	1,000	H3061282	1,000
D3360548	1,000	D4986335	1,000	D6992960	1,000	E2942880	1,000	E591876A	1,000	E8559507	6,000	G1096000	4,000	G3665541	2,000	G6004805	1,000	H3076425	1,000
D3387527	1,000	D4988036	160,000	D7012110	1,000	E2946967	1,000	E5919790	1,000	E8563385	1,000	G1105255	1,000	G3669385	1,000	G6006204	7,000	H3081968	1,000
D3388949	1,000	D4988737	1,000	D7017007	1,000	E2995631	1,000	E5926125	1,000	E8582436	1,000	G1118152	1,000	G3685054	1,000	G601245A	2,000	H3086811	1,000
D3406173	3,000	D5008485	1,000	D7018399	2,000	E3000552	1,000	E5926975	1,000	E8582703	2,000	G1124454	1,000	G3691003	6,000	G6018784	5,000	H3088997	1,000
D3406181	3,000	D5027471	1,000	D7024216	2,000	E3002989	2,000	E5940269	2,000	E8585117	4,000	G1149090	3,000	G3693987	5,000	G6020754	1,000	H3089020	1,000
D3411762 D6935356	3,000	D5038813	3,000	D7024801	1,000	E3029240	1,000	E5952674	1,000	E8595791	1,000	G1156089	2,000	G3696706	1,000	G6022641	2,000	H3105549	3,000
D3426506	1,000	D5042373	2,000	D7034920	1,000	E3038282	1,000	E5962262	12,000	E8601864	1,000	G1156690	7,000	G3703141	1,000	G6038688	3,000	H3108939	1,000
D3431437	5,000	D5062706	1,000	D7046201	1,000	E3047435	6,000	E5980155	2,000	E8609067	3,000	G1162046	2,000	G3718831	5,000	G6075974	1,000	H3108947	1,000
D3440118	3,000	D5068712	2,000	D705168A	1,000	E3050924	3,000	E5987826	4,000	E861110A	4,000	G1183868	6,000	G3724866	1,000	G6083519	2,000	H316992A	1,000
D3442269	12,000	D5070962	2,000	D7069880	4,000	E3061039	1,000	E5990940	17,000	E8613110	1,000	G1200541	2,000	G3724920	1,000	G6085783	1,000	H3185348	1,000
D344394A	1,000	D5091145	1,000	D7074094	1,000	E306870A	4,000	E5994024	5,000	E8632557	1,000	G1215182	1,000	G3738719	1,000	G6087751	1,000	H3186476	1,000
D3446442	7,000	D5091382	1,000	D7078618	1,000	E3072642	1,000	E6003358	1,000	E8634487	1,000	G1234160	1,000	G3752215	1,000	G6087913	1,000	H3187499	1,000
D3456057	17,000	D5101256	6,000	D7079274	1,000	E3075935	2,000	E6014686	2,000	E8637753	3,000	G1238441	2,000	G3763851	4,000	G6089576	1,000	H3194460	1,000
D3471412	1,000	D5117365	7,000	D7506407	1,000	E3081234	1,000	E6050003	1,000	E8640088	1,000	G1240225	1,000	G3764566	1,000	G6127443	1,000	H3194479	1,000
D3475957	1,000	D5118358	1,000	D7518154	1,000	E3088069	6,000	E605789A	3,000	E8640347	1,000	G1259740	1,000	G3766917	1,000	G6142280	2,000	H3194827	2,000
D3481167	1,000	D5124418	1,000	D7520043	1,000	E309610A	1,000	E6073976	2,000	E8641696	2,000	G1261133	1,000	G3767328	1,000	G6163725	1,000	H3194835	2,000
D3500609	2,000	D5131831	1,000	D7527684	1,000	E313253A	1,000	E6087705	1,000	E8661654	1,000	G1267697	2,000	G3768286	1,000	G6179923	1,000	H3196714	1,000
D3513654	1,000	D514818A	1,000	D7528117	1,000	E3157249	3,000	E610877A	1,000	E8681043	1,000	G126809A	1,000	G3800880	1,000	G6193160	3,000	H3207783	6,000
D3520480	2,000	D5159149	1,000	D7528133	1,000	E3160649	1,000	E6141785	12,000	E8692738	2,000	G1279326	2,000	G3806056	1,000	G6197859	1,000	H3207791	3,000
D3528686	1,000	D5170703	2,000	D7533544	1,000	E3163478	4,000	E6171692	1,000	E8720413	1,000	G1279962	3,000	G3822159	1,000	G6202984	1,000	H3210733	1,000

第十頁

身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目
H3226524	1,000	H453866A	1,000	K0842575	1,000	K1909800	5,000	K3219496	1,000
H322694A	1,000	H4543361	2,000	K0849502	1,000	K1914383	3,000	K3222977	1,000
H3252061	6,000	H4548614	1,000	K0855308	1,000	K1931709	1,000	K3258165	3,000
H3262016	3,000	H4579064	1,000	K0866091	1,000	K1935224	6,000	K3263428	1,000
H3265805	1,000	H458324A	2,000	K0879576	1,000	K1952587	1,000	K3271129	1,000
H329337A	2,000	H4583800	7,000	K0890812	5,000	K1953680	5,000	K3276007	3,000
H3293884	1,000	H4644192	1,000	K0899763	2,000	K1980270	4,000	K3289834	1,000
H3307435	1,000	H4653663	1,000	K0914932	1,000	K1981692	1,000	K3311244	1,000
H3310673	30,000	H4660511	1,000	K0921882	1,000	K1996266	1,000	K3327612	1,000
H3327037	3,000	H4673222	1,000	K0937304	1,000	K2030918	1,000	K3338231	1,000
H3337113	1,000	H4676191	2,000	K0941131	1,000	K204773A	1,000	K3340945	12,000
H3341579	1,000	H4704268	1,000	K0949035	1,000	K2052644	1,000	K3344800	1,000
H334733A	1,000	H4717793	3,000	K0955558	1,000	K2074524	1,000	K3356043	1,000
H3353615	6,000	H4738723	1,000	K0972916	1,000	K2079267	1,000	K336352A	1,000
H3363378	1,000	H4744928	2,000	K0974722	1,000	K2086034	1,000	K3367118	1,000
H3388966	1,000	H4750936	1,000	K0975419	1,000	K2089297	3,000	K3369803	1,000
H3407200	1,000	H4768932	1,000	K0977276	1,000	K2100010	1,000	K3374920	1,000
H3409548	1,000	H4772239	1,000	K0982563	2,000	K2105292	2,000	K3391345	1,000
H3429050	2,000	H4773685	1,000	K098728A	5,000	K2108038	1,000	K3398692	1,000
H3431446	1,000	H4782609	1,000	K0989096	1,000	K2116928	1,000	K3410412	1,000
H3446745	1,000	H4795476	1,000	K0997528	1,000	K2117568	2,000	K3417573	1,000
H344890A	1,000	H4812893	1,000	K100042A	1,000	K213864	2,000	K3426599	1,000
H3456392	1,000	H481652A	2,000	K1015982	3,000	K2140772	1,000	K3430219	26,000
H3474927	1,000	H4822031	1,000	K1019686	1,000	K2150662	1,000	K3435857	1,000
H347854A	1,000	H4824417	6,000	K1021907	1,000	K2158442	1,000	K3486222	1,000
H3501479	1,000	H4828714	2,000	K1022059	4,000	K2165945	1,000	K3494551	1,000
H3506861	3,000	H4847352	1,000	K1031961	1,000	K2187558	1,000	K3557588	1,000
H352326A	2,000	H4854766	3,000	K1048821	1,000	K219676A	1,000	K3562468	1,000
H3525432	2,000	H4864680	2,000	K1060201	1,000	K2196980	1,000	K3571904	1,000
H3530231	2,000	H4890584	5,000	K1068008	7,000	K2202417	2,000	K3576175	1,000
H3534229	2,000	HA0198578	12,000	K1068091	1,000	K2208563	1,000	K3578097	1,000
H3545972	6,000	I457589	3,000	K1069403	1,000	K2218062	2,000	K3579166	2,000
H3564284	1,000	K0007277	2,000	K1084526	1,000	K223775A	1,000	K3591794	1,000
H356800A	1,000	K0008567	3,000	K1093339	1,000	K2240432	1,000	K3598381	1,000
H358143A	1,000	K0009776	1,000	K1107860	1,000	K2244136	1,000	K3615847	7,000
H3614338	3,000	K0014974	6,000	K1109235	1,000	K2250292	2,000	K3624544	1,000
H3645942	3,000	K0023558	1,000	K1124382	1,000	K2255502	1,000	K3625230	1,000
H3660968	2,000	K0024422	1,000	K1127985	1,000	K2264498	1,000	K3665704	1,000
H3674160	1,000	K0037796	1,000	K1138448	1,000	K2266083	1,000	K3705897	2,000
H3674519	2,000	K0038415	1,000	K1139703	4,000	K2283395	1,000	K3707350	1,000
H3680705	2,000	K0038512	1,000	K114863A	1,000	K2285959	1,000	K3734919	1,000
H3682945	1,000	K0039411	1,000	K1149784	1,000	K2287005	6,000	K373661A	1,000
H3683577	1,000	K0083143	2,000	K1153765	1,000	K2288907	1,000	K373689A	5,000
H3687408	1,000	K008557A	2,000	K1156012	1,000	K2299925	2,000	K3744981	1,000
H3696822	5,000	K0087882	1,000	K1162942	1,000	K2333007	1,000	K3751937	1,000
H370731A	1,000	K0119881	1,000	K1174428	6,000	K2342367	1,000	K3752445	2,000
H3727868	1,000	K0124613	1,000	K1188550	4,000	K2375613	3,000	K3760359	1,000
H3731415	2,000	K0133183	1,000	K1192876	2,000	K2381095	1,000	K3766004	3,000
H3733787	1,000	K0143383	1,000	K1193384	1,000	K2388839	4,000	K3776514	3,000
H3737464	3,000	K0143464	1,000	K1217607	3,000	K2422948	1,000	K3788466	1,000
H3737537	1,000	K0149373	1,000	K1221108	1,000	K2424843	1,000	K380349A	1,000
H3762345	3,000	K0157171	2,000	K1222082	1,000	K2428253	1,000	K3839788	1,000
H3766715	1,000	K0179140	2,000	K1237098	1,000	K2429403	3,000	K3844250	4,000
H377016A	2,000	K0179728	2,000	K1240293	7,000	K243170A	2,000	K3869997	1,000
H3804684	1,000	K0180238	1,000	K1240455	1,000	K2435446	1,000	K3870324	1,000
H3811915	1,000	K0182990	2,000	K1249770	1,000	K2456060	1,000	K3872211	1,000
H3822453	6,000	K019526A	1,000	K1251007	1,000	K2460122	1,000	K3877655	2,000
H3838961	2,000	K0201405	1,000	K1251309	1,000	K2470527	3,000	K3878457	1,000
H3839615	2,000	K0205788	1,000	K1253093	2,000	K2483785	1,000	K3891895	1,000
H3846603	3,000	K0231681	7,000	K1255525	2,000	K2493179	1,000	K3896234	1,000
H3860886	1,000	K0251984	1,000	K1255886	1,000	K2502224	5,000	K3900797	7,000
H3863087	3,000	K0252069	1,000	K1259970	1,000	K2513013	1,000	K3925021	3,000
H3872248	3,000	K0253618	1,000	K1270516	1,000	K2531305	1,000	K3925935	1,000
H3872892	1,000	K025634A	2,000	K1275550	1,000	K2539764	2,000	K3939588	1,000
H3875247	1,000	K0257966	1,000	K1346903	1,000	K2546205	1,000	K3946797	1,000
H387930	1,000	K0287326	1,000	K1353357	7,000	K2550121	6,000	K3947483	1,000
H389649A	2,000	K0304905	1,000	K1357433	1,000	K2563533	7,000	K3949486	1,000
H3900756	1,000	K0328986	1,000	K1370111	1,000	K2578670	1,000	K3957195	1,000
H3903119	6,000	K0334065	6,000	K1371746	1,000	K258378A	4,000	K3963284	1,000
H3903313	1,000	K034124A	2,000	K1375504	1,000	K261782A	1,000	K3980545	1,000
H390722A	1,000	K0341932	1,000	K1383116	1,000	K2618648	2,000	K3996891	1,000
H3935150	1,000	K0354236	1,000	K1402315	1,000	K261877A	1,000	K3998991	1,000
H3940677	1,000	K0361771	1,000	K1410199	1,000	K2619512	1,000	K4027124	1,000
H3972781	2,000	K0370010	1,000	K1416774	1,000	K2632543	1,000	K4029658	3,000
H3980636	6,000	K0385840	1,000	K143666A	1,000	K2646676	2,000	K4039068	1,000
H3980806	1,000	K0393363	1,000	K1447297	1,000	K2648628	1,000	K4049276	4,000
H3981993	1,000	K040702A	1,000	K1464353	1,000	K2661756	1,000	K4072987	1,000
H399808A	1,000	K0408344	5,000	K1470272	7,000	K2664569	1,000	K4109198	1,000
H4014504	5,000	K0423203	1,000	K1473409	2,000	K2705613	1,000	K4126262	1,000
H4027754	1,000	K0429953	1,000	K1489666	5,000	K2729083	1,000	K4159993	2,000
H4027819	6,000	K0430986	1,000	K1504126	1,000	K2730359	1,000	K4163052	1,000
H4034491	7,000	K0437905	1,000	K1506854	2,000	K2733064	1,000	K417724A	2,000
H4057548	1,000	K0463698	1,000	K1507567	1,000	K2744414	2,000	K4179722	1,000
H4059427	1,000	K0491209	1,000	K152724A	1,000	K2748983	1,000	K4187059	2,000
H4074302	1,000	K0508977	2,000	K1527274	2,000	K2765012	2,000	K4204492	4,000
H4087935	5,000	K0516643	1,000	K1531182	1,000	K2784173	1,000	K420834A	1,000
H4098929	1,000	K0524085	1,000	K1534505	2,000	K2790114	1,000	K4212231	3,000
H4140763	1,000	K0528463	3,000	K1539302	3,000	K2821001	1,000	K4212509	1,000
H4181400	1,000	K0538663	1,000	K1542591	1,000	K2836017	1,000	K4228553	1,000
H4190337	2,000	K0538744	2,000	K1547313	1,000	K2836319	1,000	K4237536	2,000
H4190345	3,000	K0543047	7,000	K1549294	1,000	K2850672	1,000	K4275659	3,000
H4194510	2,000	K0547131	1,000	K1550942	1,000	K2852799	3,000	K4278445	3,000
H4197625	1,000	K0550183	1,000	K1550977	1,000	K2867478	1,000	K4288823	1,000
H4202025	1,000	K0555061	1,000	K1553275	1,000	K2918250	1,000	K4290216	1,000
H4258985	1,000	K0556815	1,000	K1570021	5,000	K2933195	1,000	K4292499	1,000
H4269979	2,000	K056222A	1,000	K1590294	5,000	K2935279	1,000	K4329651	1,000
H4270381	2,000	K0574392	2,000	K1593862	1,000	K2942992	1,000	K4331109	1,000
H4271612	4,000	K0576751	1,000	K1600605	1,000	K2964759	1,000	K4345002	1,000
H4272058	1,000	K0600946	1,000	K1601040	1,000	K300970A	1,000	K4347315	1,000
H4272848	1,000	K0605743	4,000	K1614916	1,000	K3012964	1,000	K4371216	1,000
H4273267	1,000	K060836A	1,000	K1628305	2,000	K3013200	1,000	K4397924	1,000
H4276444	1,000	K0619612	1,000	K1638939	1,000	K304971A	2,000	K4402650	6,000
H4276495	1,000	K0622702	2,000	K1647715	1,000	K3055255	1,000	K4415493	1,000
H4283203	7,000	K0634344	4,000	K1649795	1,000	K3062473	1,000	K4418611	1,000
H4283416	1,000	K0634883	1,000	K1652818	1,000	K3070530	4,000	K4446240	1,000
H4283424	1,000	K0649082	4,000	K1683195	1,000	K3072592	1,000	K4446593	1,000
H4293810	1,000	K0654140	2,000	K1685082	1,000	K3073661	2,000	K4483170	1,000
H4301341	2,000	K0671525	1,000	K1688456	1,000	K3079945	1,000	K4507797	1,000
H4312165	4,000	K0673927	2,000	K1695908	1,000	K3098370	1,000	K4523350	1,000
H4355565	1,000	K0681385	1,000	K1696912	1,000	K3103293	1,000	K452523A	2,000
H4369957	1,000	K0684732	1,000	K1719394	7,000	K3107975	1,000	K4552881	1,000
H4381035	1,000	K0690767	1,000	K1719467	5,000	K3122212	2,000	K4581113	2,000
H4391995	1,000	K0730211	1,000	K1736434	1,000	K3130754	1,000	K4606035	2,000
H4411775	1,000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目
K4721969	4,000	K6414419	1,000	K8459681	1,000	P232026A	6,000	R188551A	2,000
K4729730	1,000	K6414893	1,000	K8462496	4,000	P232950A	1,000	R1885536	2,000
K472982A	1,000	K6445217	1,000	K846491A	2,000	P2397300	1,000	R1989897	6,000
K4731158	1,000	K6469310	2,000	K8494630	1,000	P2577198	1,000	R2400773	1,000
K4757912	1,000	K6478689	3,000	K8504709	1,000	P2657914	1,000	R2683481	1,000
K4762673	6,000	K6519172	1,000	K8560684	1,000	P2714977	1,000	R306711A	1,000
K4779614	3,000	K6532187	1,000	K8590141	1,000	P272817A	1,000	T001894A	1,000
K4783913	1,000	K6556078	1,000	K8599513	1,000	P2814173	2,000	V0016543	1,000
K4795644	1,000	K6596746	1,000	K8609039	1,000	P2849481	1,000	V0027995	1,000
K4805631	1,000	K6606148	1,000	K8609659	1,000	P2877973	1,000	V0034452	5,000
K4816781	1,000	K6621600	3,000	K8617252	4,000	P2912809	1,000	V0051276	1,000
K4821823	22,000	K6625223	1,000	K862769A	1,000	P2959090	1,000	V0059463	1,000
K4822021	1,000	K6627021	1,000	K8659729	1,000	P3003314	1,000	V0076619	2,000
K4822722	1,000	K6641261	1,000	K8675856	1,000	P3039122	7,000	V0082678	2,000
K4835506	1,000	K6647111	1,000	K8695822	1,000	P3194845	1,000	V0092096	7,000
K4858859	1,000	K6653723	1,000	K870340A	1,000	P3205707	6,000	V0105864	1,000
K487191A	1,000	K6654495	1,000	K8721092	1,000	P3265254	2,000	V0114448	1,000
K4881567	1,000	K6668690	1,000	K8725497	1,000	P3266986	6,000	V0119989	1,000
K4890191	1,000	K6674798	1,000	K8746494	1,000	P3282930	1,000	V0147433	1,000
K490575A	6,000	K6679137	1,000	K8773300	1,000	P3340043	1,000	V0165212	1,000
K4906845 K5861578	2,000	K6680186	1,000	K8773882	1,000	P3404386	1,000	V0208493	1,000
K4928253	1,000	K6691609	1,000	K8782164	3,000	P341943A	1,000	V020885A	1,000
K4942329	1,000	K6697100	1,000	K8782229	1,000	P3419944	2,000	V0209740	1,000
K495162A	1,000	K6706746	3,000	K8804888	1,000	P342283A	1,000	V021485A	1,000
K4951778	2,000	K6711030	1,000	K8880964	1,000	P3604229	2,000	V0230391	1,000
K4994639	1,000	K6719759	1,000	K8923469	12,000	P3654668	1,000	V027559A	1,000
K5008395	1,000	K6729819	2,000	K8939624	1,000	P3678214	7,000	V031420A	1,000
K5027187	2,000	K6744826	1,000	K8947562	1,000	P3702859	2,000	V0341169	1,000
K5031001	1,000	K6750907	1,000	K8988404	1,000	P3749715	1,000	V0390070	1,000
K506497A	1,000	K6783260	1,000	K9000903	1,000	P3756975	2,000	V0469440	1,000
K5076501	1,000	K6803903	1,000	K9014519	1,000	P3759354	1,000	V0597805	2,000
K508153A	1,000	K6841341	1,000	K9046828	1,000	P3828631	1,000	XA9242748	4,000
K5096391	3,000	K6875963	1,000	K9054200	4,000	P3868838	2,000	XA9532622	1,000
K5098475	1,000	K6883397	3,000	K9095624	1,000	P3880250	1,000	XB8618135	1,000
K5106478	1,000	K6888437	1,000	K9105492	3,000	P4003156	1,000	XC4687712	1,000
K5144442 H4606215	1,000	K6907148	1,000	K9127410	1,000	P4167310	1,000	XD6536102	3,000
K5154146	1,000	K6910815	1,000	K9296026	6,000	P4235561	1,000	XE468980A	3,000
K5161851	2,000	K6913830	1,000	K931928A	1,000	P4267579	1,000	XE4870741	1,000
K5164214	3,000	K6949991	3,000	K9327428	1,000	P4312779	1,000	XE6706523	1,000
K519332A	1,000	K6965113	1,000	K9338055	1,000	P4353025	1,000	XE7565842	7,000
K5195020	1,000	K6970699	1,000	K9361111	1,000	P4359112	5,000	Y0181283	1,000
K5207916	1,000	K6990835	1,000	K9364676	1,000	P4373875	23,000	Y247041A	3,000
K5228263	1,000	K7030517	1,000	K9384189	3,000	P4386810	1,000	Z0001008	1,000
K5232465	1,000	K7034717	1,000	K9407065	3,000	P4432375	1,000	Z0089746	1,000
K5242460	2,000	K7101902	2,000	K9407537	2,000	P467557A	1,000	Z0170527	6,000
K5250277	1,000	K7138539	2,000	K9414304	3,000	P4800374	4,000	Z0197646	1,000
K5257182	1,000	K7148216	1,000	K9439439	1,000	P4820855	1,000	Z0204421	1,000
K5268990	3,000	K7174721	2,000	K9464816	1,000	P4874521	1,000	Z042359A	1,000
K528483A	1,000	K718090A	1,000	K946803A	2,000	P4898781	1,000	Z0555178	1,000
K5289661	1,000	K7210132	1,000	K9479171	2,000	P5094139	2,000	Z0559521	1,000
K529424A	3,000	K7214480	2,000	K948468A	3,000	P509936A	1,000	Z0600092	1,000
K5295807	1,000	K7221037	1,000	K9540741	5,000	P5350682	6,000	Z0620794	1,000
K5296501	7,000	K7236875	1,000	K9586415	1,000	P5361862	1,000	Z0629422	1,000
K5307694	1,000	K7240902	2,000	K9605991	2,000	P5411622	1,000	Z067052A	1,000
K5328187	1,000	K7260636	1,000	K9619682	1,000	P5564992	2,000	Z0671569	12,000
K5334063	1,000	K7262787	2,000	K9620052	1,000	P5626076	1,000	Z0710246	1,000
K5365430	1,000	K7279752	3,000	K9624430	1,000	P5628141	12,000	Z0734250	1,000
K5380170	1,000	K7285566	1,000	K966954A	1,000	P569859A	2,000	Z0750531	1,000
K538026A	1,000	K728618A	1,000	K9700188	1,000	P5714463	2,000	Z0758079	2,000
K5380545	1,000	K7323662	1,000	K9781005	1,000	P5718124	2,000	Z076348A	1,000
K5421780	1,000	K7327560	4,000	K9786287	1,000	P5780288	2,000	Z0778592	3,000
K5460808	2,000	K734015A	1,000	K9836365	1,000	P5856535	1,000	Z0803368	1,000
K5513197	1,000	K7361742	2,000	K9860142	2,000	P5865046	1,000	Z0856402	1,000
K5516838	1,000	K7378769	1,000	K9866809	4,000	P591604A	2,000	Z0856887	2,000
K5522765	1,000	K7388853	1,000	L0012265	1,000	P6002394	1,000	Z0955605	1,000
K5552923	1,000	K7390165	1,000	L0021671	1,000	P606103A	3,000	Z0972540	1,000
K5555841	1,000	K7404395	1,000	L0071555	1,000	P6195680	3,000	Z1107772	1,000
K5557595	2,000	K7405979	1,000	P0075799	1,000	P6209339	1,000	Z1115546	2,000
K559717A	1,000	K7414587	1,000	P0133764	1,000	P6269404	1,000	Z1161580	1,000
K5620236	1,000	K7434855	1,000	P0135362	1,000	P6303289	1,000	Z1191420	1,000
K5623103	1,000	K7449542	1,000	P0236199	1,000	P6329016	5,000	Z1344448	2,000
K5623138	2,000	K7486995	1,000	P0271660	1,000	P6398611	1,000	Z1446291	1,000
K5629241	1,000	K7497806	1,000	P0277103	1,000	P6406347	1,000	Z1614100	1,000
K5642027	1,000	K7520522	4,000	P0292455	3,000	P6427999	1,000	Z1621670	1,000
K5650011	2,000	K7529112	1,000	P0339745	1,000	P6490550	1,000	Z1637631	1,000
K5693969	1,000	K7530064	1,000	P034840A	1,000	P6543980	1,000	Z1785622	1,000
K5703719	6,000	K754720A	1,000	P0361279	6,000	P6623178	6,000	Z2145031	1,000
K571091A	2,000	K7559798	1,000	P0369067	1,000	P6643845	1,000	Z2204798	1,000
K5719542	1,000	K7563523	1,000	P0407651	1,000	P6660154	1,000	Z2258839	1,000
K5742951	1,000	K7583257	1,000	P0430963	1,000	P6680007	1,000	Z2270154	1,000
K5764556	1,000	K759450A	1,000	P0443739	1,000	P6701527	1,000	Z2430062	1,000
K5804752	1,000	K7602537	1,000	P0482017	1,000	P6797613	3,000	Z2768861	1,000
K5825725	1,000	K7614381	2,000	P0541153	2,000	P6809786	1,000	Z2947669	2,000
K5828236	2,000	K7625928	4,000	P0555944	1,000	P681593A	1,000	Z3214770	1,000
K5841771	1,000	K7635958	2,000	P0559982	1,000	P7013506	2,000	Z3386210	5,000
K5858992	1,000	K7636466	1,000	P0640305	2,000	P705746A	1,000	Z3694209	1,000
K5882710	1,000	K765040A	1,000	P0671197	1,000	P7148406	1,000	Z3699030	2,000
K5934028	1,000	K7683057	1,000	P0710281	1,000	P7183414	1,000	Z3764134	1,000
K5936195	6,000	K770030A	1,000	P0726668	3,000	P719789A	6,000	Z3764185	1,000
K5949130	1,000	K7767021	1,000	P0773380	2,000	P7200963	25,000	Z376617A	12,000
K5968712	1,000	K7784317	1,000	P0862189	1,000	P724006A	2,000	Z3813038	1,000
K5970776	1,000	K779178A	1,000	P0894412	2,000	P7362750	1,000	Z402262A	1,000
K5981816	1,000	K7805071	1,000	P0927450	1,000	P7451486	2,000	Z4033664	1,000
K5984475	1,000	K7812868	1,000	P0934120	1,000	P7497591	3,000	Z4045964	3,000
K6006353	2,000	K7815131	1,000	P0979310	1,000	P7500207	3,000	Z4289618	1,000
K6035764	1,000	K7840675	1,000	P0996436	1,000	P7576475	1,000	Z4294034	1,000
K607281A	1,000	K7854684	6,000	P1025086	1,000	P7713529	1,000	Z4416296	1,000
K6073336	1,000	K7874820	1,000	P1089947	3,000	P7783756	1,000	Z4510489	1,000
K6080979	1,000	K7882432	1,000	P111030A	2,000	P8551522	2,000	Z4539053	1,000
K6081959	1,000	K7904843	1,000	P1110806	1,000	P8676627	1,000	Z4551878	1,000
K6151485	1,000	K7919662	1,000	P1146738	1,000	P8815007	1,000	Z4554362	1,000
K6152694	1,000	K7940173	2,000	P1155257	1,000	P8818804	5,000	Z4617941	1,000
K6154379	1,000	K794697A	1,000	P116471A	1,000	P8853421	1,000	Z4640773	1,000
K6155030	1,000	K7965303	1,000	P122013A	2,000	P8921508	6,000	Z4667361	1,000
K617728A	1,000	K7968663	1,000	P129012A	3,000	P9112050	1,000	Z4807732	1,000
K6183360	1,000	K7992572	1,000	P1290154	3,000	P9259663	1,000	Z4834462	1,000
K6201571	2,000	K7993315	1,000	P130225A	1,000	P9283378	2,000	Z4839650	1,000
K6207022	1,000	K8007675	3,000	P131004A	2,000	P9384344	4,000	Z4870515	1,000
K6208266	1,000	K8009015	1,000	P140348A	1,000	P9425091	112,000	Z4872976	1,000
K6215300	1,000	K8038007	1,000	P1511906	2,000	P9568402	1,000	Z5094497	1,000
K6244254	1,000	K8069972	1,000	P1571293	1,000	P9607378	1,000	Z5312869	1,000
K6259065	1,000	K8081581	1,000	P1604884	1,000	P9754346	6,000	Z5392676	1,000
K6285481	1,000	K8152470	5,000	P1632280	[illegible]	[illegible]	[illegible]		

																[illegible]	1,000	Z4834462	1,000
								[illegible]	[illegible]	[illegible]	2,000	K7993315	1,000	P130225A	1,000	P9253378	2,000	Z4839650	1,000
[illegible]	[illegible]	[illegible]	1,000	K1688456	1,000	K3079945	1,000	K4507797	1,000	K6207022	1,000	K8007635	3,000	P131004A	2,000	P9384344	4,000	Z4870515	1,000
H4312165	4,000	K0673927	2,000	K1695908	1,000	K3098370	1,000	K4523350	1,000	K6208266	1,000	K8009015	1,000	P140348A	1,000	P9425091	112,000	Z4872976	1,000
H4355565	1,000	K0681385	1,000	K1696912	1,000	K3103293	1,000	K452523A	2,000	K6215300	1,000	K8038007	1,000	P1511908	2,000	P9568402	1,000	Z5094497	1,000
H4369957	1,000	K0684732	1,000	K1719394	7,000	K3107973	1,000	K4551881	1,000	K6244254	1,000	K8069972	1,000	P1571293	1,000	P9607378	1,000	Z5312869	1,000
H4381035	1,000	K0690767	1,000	K1719467	5,000	K3122212	2,000	K4581113	2,000	K6259065	1,000	K8081581	1,000	P1604884	1,000	P9754346	6,000	Z5392676	1,000
H4391995	1,000	K0730211	1,000	K1736434	1,000	K3130754	1,000	K4606035	2,000	K6285481	1,000	K8153470	5,000	P1627280	3,000	P9807067	2,000	Z6100415	1,000
H4411775	1,000	K0732389	1,000	K1739522	1,000	K3150054	1,000	K4614712	1,000	K6287174	4,000	K8158789	1,000	P1662655	3,000	R0276757	16,000	Z6105050	1,000
H441927A	1,000	K0737186	1,000	K1765809	1,000	K3154874	2,000	K462517A	1,000	K6289339	1,000	K8168156	1,000	P1666197	1,000	R0393230	1,000	Z6106480	1,000
H4432098	1,000	K0744433	2,000	K1806106	2,000	K3169537	2,000	K462842A	1,000	K6315569	1,000	K8168911	1,000	P168764A	2,000	R0462623	1,000	Z6245758	1,000
H4434961	1,000	K0750050	155,000	K1806564	1,000	K3174867	1,000	K4634152	1,000	K632701A	4,000	K8227853	1,000	P1705494	1,000	R0463131	1,000	Z6301577	3,000
H4441666	2,000	K0762474	2,000	K1816454	2,000	K3182975	2,000	K4639618	5,000	K6358403	2,000	K8227950	1,000	P1749416	1,000	R0469598	1,000	Z6420576	5,000
H4454911	2,000	K0767557	1,000	K1830090	2,000	K3189538	1,000	K465658A	1,000	K6359817	3,000	K8342296	1,000	P1763982	1,000	R0487723	2,000	Z6421521	2,000
H4470410	1,000	K0769525	1,000	K183102A	1,000	K3191850	1,000	K4657047	1,000	K6363911	1,000	K8342318	1,000	P1771594	4,000	R0778078	2,000	Z653797A	2,000
H4473789	1,000	K0793086	1,000	K1840134	2,000	K3195333	1,000	K4658159	1,000	K6369979	3,000	K8346607	1,000	P1773880	1,000	R0795673	2,000	Z6566767	1,000
H4490926	1,000	K0808911	1,000	K1859633	1,000	K3199894	1,000	K4664892	1,000	K6370462	1,000	K8348200	1,000	P1834167	1,000	R093553A	1,000	Z6617442	3,000
H4503033	2,000	K0816078	1,000	K1879804	1,000	K3201430	1,000	K4713013	1,000	K6372694	1,000	K8360898	1,000	P2079996	1,000	R0969825	5,000	Z7573317	6,000
H4512530	1,000	K0822019	1,000	K1889486	6,000	K3204553	1,000	K4714083	4,000	K6374247	1,000	K8397651	1,000	P2102130	1,000	R1116486	1,000		
H4525150	1,000	K0836850	1,000	K1905813	1,000	K3214281	1,000	K4718240	1,000	K638594A	1,000	K8433267	1,000	P2276783	1,000	R1138358	1,000		

以中央結算系統投資者戶口持有人身份提出的申請

身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目
14477859	35,000	A2770086	2,000	E4552087	3,000	E7107351	1,000

電子認購指示有效申請的結果

以下為以電子認購指示提出申請的成功申請人的中央結算系統參與者的身份證明文件編號(如有提供)及將有條件配發予彼等的公開發售股份數目：

身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目
00001	7,000	003774201	1,000	012088201	2,000	017605301	5,000	205031735	1,000	219257078	2,000	225229939	1,000	232184085	6,000	237183777	1,000	246056865	1,000
002024001	1,000	003793108	6,000	012094301	6,000	017607801	4,000	205032774	2,000	219267259	1,000	225246768	2,000	232315259	1,000	237184742	1,000	246065718	2,000
002029101	1,000	003914708	22,000	012099008	1,000	017628101	4,000	205036890	12,000	220063366	139,000	225250935	5,000	232349423	1,000	237202189	1,000	246083737	1,000
002029801	7,000	003943801	6,000	012099801	20,000	017636501	2,000	205047798	2,000	220104530	7,000	225269919	1,000	232359133	2,000	238049746	2,000	247071236	7,000
002033701	12,000	003944501	5,000	012108101	6,000	017643101	1,000	205072846	1,000	220124697	3,000	225276187	1,000	232363234	6,000	238073571	6,000	249069923	1,000
002045601	2,000	003971501	5,000	012119101	1,000	017646208	4,000	205097207	2,000	220129977	1,000	225286848	2,000	232363986	1,000	238108278	2,000	249081415	3,000
002057208	1,000	003974901	5,000	012607401	6,000	017651801	5,000	205097215	1,000	220175020	2,000	225326883	3,000	232393629	43,000	238143069	5,000	249084138	1,000
002081101	3,000	003975001	5,000	012649301	1,000	017652201	4,000	205104235	2,000	220200315	12,000	225336734	7,000	232398412	1,000	238153084	3,000	249087990	1,000
002106401	1,000	003975101	5,000	012901401	2,000	023391008	20,000	205108970	30,000	220202626	1,000	225358530	3,000	232402131	7,000	239082498	1,000	249108838	1,000
002130201	6,000	003978101	6,000	012904801	4,000	033386808	1,000	205118110	1,000	220219877	1,000	225358613	24,000	232404376	6,000	239103161	6,000	249111584	2,000
002132601	7,000	003980801	4,000	012917401	6,000	043313308	4,000	205125271	1,000	220249494	1,000	225362094	3,000	232427674	1,000	239114481	1,000	249129537	1,000
002134401	7,000	003990808	5,000	012936601	4,000	053368208	7,000	205133101	3,000	220265284	2,000	225368083	6,000	233090208	3,000	239170749	1,000	249152398	1,000
002135801	1,000	005350508	1,000	012942501	5,000	05899719	85,000	205133267	17,000	220292080	2,000	225378140	1,000	233121284	2,000	239178742	1,000	249155078	2,000
002140601	1,000	005379108	6,000	012945501	4,000	06479041	57,000	206011942	4,000	220296883	2,000	225378751	1,000	233157866	1,000	239191075	212,000	249169863	17,000
002152801	1,000	005632101	6,000	012945701	3,000	100	1,000	206017915	3,000	220304778	4,000	225550086	1,000	234116952	3,000	239225634	2,000	249190711	1,000
002156301	1,000	005632801	1,000	012945901	6,000	10007946	2,000	206063067	1,000	220309207	4,000	225555192	1,000	234121101	1,000	239228836	6,000	249194515	20,000
002158101	7,000	005633301	7,000	012948101	5,000	10025804	1,000	207011305	3,000	220309694	12,000	225555549	1,000	234128239	2,000	239242894	1,000	249200551	3,000
002159601	4,000	005637001	20,000	012948201	2,000	10041400	3,000	207015884	1,000	220323307	1,000	225557305	23,000	234134278	1,000	239244155	1,000	249205857	1,000
002163501	2,000	005724901	25,000	012951401	2,000	10056815	1,000	207024555	1,000	220323356	1,000	225560234	1,000	234163434	1,000	240079947	1,000	249206111	1,000
002167001	1,000	005754850	20,000	012954601	6,000	10058478	1,000	207033523	1,000	220340244	1,000	226111730	3,000	234172740	1,000	240097071	12,000	249208398	1,000
002190801	1,000	005787301	6,000	012954701	2,000	10065571	1,000	207034539	1,000	220341937	1,000	226180933	3,000	234179224	4,000	240097113	1,000	249250119	1,000
002199801	4,000	005793708	3,000	012954801	2,000	10084967	7,000	207035593	1,000	220346555	4,000	226198554	1,000	234181014	5,000	240116780	7,000	249250796	2,000
002261301	3,000	005823608	6,000	012958601	4,000	101295	4,000	207052911	1,000	220347496	2,000	226207652	1,000	234184695	6,000	240181453	1,000	250011001	1,000
002272401	1,000	005867701	20,000	012959108	4,000	102186	1,000	207054545	5,000	220358501	2,000	226247112	6,000	234195154	3,000	240207811	7,000	250011002	24,000
002287601	2,000	005894108	12,000	012962601	3,000	11121	3,000	207057100	1,000	221145097	3,000	227138567	5,000	235075355	5,000	240209569	1,000	250011003	24,000
002448803	5,000	005905808	16,000	012962801	3,000	115320	1,000	208022269	1,000	221222334	1,000	227156841	3,000	235138807	1,000	240209668	16,000	250011004	24,000
002500808	3,000	005906401	6,000	012963701	12,000	117487	1,000	208050302	4,000	221226541	1,000	227166048	1,000	235149465	5,000	240231035	5,000	250011005	24,000
002504108	1,000	005913101	17,000	012973601	1,000	12133449	20,000	208056747	1,000	221285166	1,000	227179892	3,000	235163797	3,000	241090968	3,000	253085708	17,000
002506108	16,000	005980708	7,000	012973901	7,000	12177	7,000	208076042	2,000	221293855	2,000	227183308	1,000	235186590	1,000	241095892	1,000	253092654	1,000
002529108	17,000	005994008	1,000	012975401	3,000	123812	1,000	208076067	3,000	221296130	6,000	227195286	1,000	235206026	3,000	241125798	6,000	253103949	1,000
002577001	3,000	005994108	2,000	012975501	6,000	13959	2,000	208076869	6,000	221297146	1,000	227208410	1,000	235214418	2,000	241145713	1,000	253127237	3,000
002626108	7,000	005995608	12,000	012978001	6,000	141400929	4,000	208079863	5,000	221538580	2,000	227213618	1,000	235229457	3,000	241221514	1,000	253127542	2,000
002639201	3,000	005997608	2,000	012980901	5,000	14979306	1,000	208080077	3,000	221565427	1,000	227252194	1,000	235234713	1,000	241227859	3,000	253178214	1,000
002651601	3,000	005997701	1,000	012981201	1,000	166272	6,000	208080408	29,000	221569015	6,000	227254349	2,000	235284338	1,000	241261619	2,000	254076243	1,000
002693101	6,000	006047802	6,000	012982801	7,000	16952740	1,000	208082149	1,000	221580673	2,000	227254620	1,000	235286184	1,000	241262740	6,000	254079429	4,000
002700802	7,000	006060301	2,000	012984808	2,000	17041689	1,000	208083113	1,000	222033441	1,000	227270444	2,000	235295920	1,000	241263318	5,000	254109507	5,000
002708208	4,000	006060501	3,000	013331308	1,000	17237	7,000	208105890	4,000	222073017	3,000	228064598	2,000	235300100	17,000	241268200	7,000	254113772	2,000
002714303	5,000	006074601	1,000	013332609	6,000	174562	6,000	208108225	3,000	222076077	17,000	229049424	1,000	235301777	6,000	241326560	22,000	254115900	1,000
002770308	5,000	006076909	6,000	013337808	7,000	17468889	57,000	208110494	2,000	222077968	7,000	229066204	6,000	235303708	12,000	241329176	2,000	254116718	2,000
002919903	2,000	006083208	5,000	013363408	1,000	1925	1,000	208116921	2,000	222080269	4,000	229087655	5,000	235352093	1,000	241331032	1,000	254124522	1,000
002942501	2,000	006083308	5,000	013366308	6,000	200015444	4,000	209026145	1,000	222098618	1,000	229087838	1,000	235356599	2,000	241333137	2,000	254205958	1,000
002950001	6,000	006094509	16,000	013533501	6,000	200017044	12,000	209031095	6,000	222167959	1,000	229094503	5,000	235367547	1,000	241354885	2,000	254206030	2,000
002955201	1,000	006100701	4,000	013706301	6,000	200018018	16,000	209038355	6,000	222173064	3,000	229138292	7,000	235372778	2,000	241355007	2,000	254209513	2,000
002965501	6,000	006100801	22,000	013712201	2,000	200036150	1,000	209051168	1,000	222174161	33,000	229159231	1,000	235372927	4,000	241360205	4,000	254220742	5,000
002966408	2,000	006103808	1,000	013735408	4,000	200039246	3,000	209066687	2,000	222174971	2,000	229175245	6,000	235373024	1,000	241362102	1,000	254221963	57,000
002975901	5,000	006103908	1,000	013735608	6,000	200039337	2,000	209067032	2,000	222177479	1,000	229175500	1,000	235373958	2,000	241363324	3,000	254238025	1,000
002978701	5,000	006115508	1,000	013739709	6,000	200039980	1,000	209090232	1,000	222202038	1,000	229183363	2,000	235375003	4,000	241381599	4,000	255016073	2,000
002987901	4,000	006116408	1,000	013739801	2,000	200059590	16,000	209092972	5,000	222222838	3,000	229200159	1,000	235378270	3,000	241397173	1,000	255049587	17,000
002991501	6,000	007033701	4,000	013740808	4,000	200064616	2,000	209094507	1,000	222223000	1,000	229200266	1,000	235383015	1,000	242091882	5,000	255121030	6,000
002994201	3,000	007047501	3,000	013741909	5,000	200070936	3,000	209094523	1,000	222256711	2,000	230116048	3,000	235383536	2,000	242157345	6,000	255123788	1,000
002995108	12,000	007087608	1,000	013746108	4,000	200070985	12,000	209097070	3,000	222267247	1,000	230122855	1,000	235384229	1,000	242162915	2,000	255143109	1,000
003107801	2,000	007220601	5,000	013747208	2,000	200071900	16,000	209101971	1,000	222276164	1,000	230123762	5,000	235396629	2,000	242208643	1,000	255151557	1,000
003319908	2,000	007238701	4,000	013748202	6,000	200085330	1,000	209104827	1,000	223033564	1,000	230151383	4,000	235398534	1,000	242221729	1,000	255151847	1,000
003404301	3,000	007247602	5,000	013748308	3,000	202006219	4,000	209105170	1,000	223075508	2,000	230160558	6,000	235406220	2,000	242225795	3,000	255160160	4,000
003410501	6,000	007434708	6,000	013748501	1,000	202067179	3,000	209130723	2,000	223092248	1,000	230161382	17,000	235407996	1,000	242232346	6,000	256110701	1,000
003418301	5,000	007437201	6,000	013748602	1,000	202068797	17,000	209131630	1,000	223136482	3,000	230182099	3,000	235408903	1,000	243073970	2,000	256152109	1,000
003425202	7,000	007462601	1,000	013751401	1,000	202068938	4,000	210040432	1,000	223152125	2,000	230191322	2,000	235409646	5,000	243076015	2,000	256209354	1,000
003436301	12,000	007526401	3,000	013752008	3,000	202072526	1,000	210041182	1,000	223168774	1,000	230233454	3,000	235417326	1,000	243152170	6,000	256210899	4,000
003441501	6,000	007529301	3,000	013752208	5,000	202088902	1,000	210042131	2,000	223217605	2,000	230246142	2,000	235419561	2,000	243153798	3,000	256212424	17,000
003542008	6,000	007546901	3,000	013753101	1,000	202097010	16,000	210062733	5,000	223222357	3,000	230248726	1,000	236094876	1,000	243154796	2,000	256244989	1,000
003565608	6,000	007611908	5,000	013753301	2,000	202097093	17,000	210064549	2,000	224109686	1,000	230270118	1,000	236139002	1,000	243166808	1,000	256260209	6,000
003570401	16,000	007629901	5,000	013754301	2,000	202099677	3,000	210069639	1,000	224148197	1,000	230270522	1,000	236148243	1,000	243167475	3,000	256261504	3,000
003619208	12,000	007651208	4,000	013754408	4,000	202111738	2,000	212031132	2,000	224157123	2,000	231059270	5,000	236153516	2,000	244069654	212,000	256290032	1,000
003640501	1,000	007666508	2,000	013754501	6,000	202113072	16,000	212031884	1,000	224174623	1,000	231109844	6,000	236161949	1,000	244114294	7,000	256290099	1,000
003715308	4,000	007671401	6,000	013754601	1,000	203010764	5,000	212038095	1,000	224181826	1,000	231122201	1,000	236173522	2,000	244164737	1,000	256291113	1,000
003717401	4,000	007695308	7,000	013756201	1,000	203046693	1,000	212043442	1,000	224206557	2,000	231122318	4,000	236174298	5,000	244184362	26,000	257063388	3,000
003726608	17,000	01091	12,000	013756401	3,000	204026272	3,000	21286734	3,000	224225755	1,000	231139981	1,000	236179677	1,000	244198404	12,000	257066001	4,000
003727308	20,000	012005008	1,000	013756701	1,000	204047260	1,000	218093011	3,000	225123629	17,000	231140575	2,000	236183323	1,000	244198610	2,000	257085092	2,000
003730202	17,000	012030401	5,000	013757108	1,000	204057103	7,000	218217099	1,000	225128917	6,000	231169467	1,000	236188926	1,000	245075635	17,000	257092858	1,000
003733609	17,000	012035401	4,000	013758708	4,000	204068977	1,000	219104080	4,000	225159433	1,000	231186032	1,000	237073754	16,000	245076591	3,000	257102079	4,000
003733701	6,000	012042401	1,000	013761301	1,000	204073563	1,000	219128949	1,000	225160795	1,000	232095869	12,000	237139464	4,000	245102793	2,000	257102764	2,000
003747706	4,000	012070301	7,000	013761408	6,000	204077481	1,000	219170123	16,000	225175082	4,000	232095992	3,000	237167481	1,000	245106687	1,000	257132027	1,000
003765608	12,000	012079301	7,000	013761808	2,000	204101810	6,000	219201019	6,000	225204940	1,000	232106872	1,000	237168893	1,000	245110754	1,000	257156083	1,000
003767808	1,000	012083201	1,000	013762908	2,000	204111140	1,000	219204872	2,000	225206424	1,000	232168286	7,000	237176342	4,000	245120134	1,000	257168690	17,000
003772608	12,000	012085401	5,000	017008601	1,000	205026933	6,000	219213600	7,000	225221845	1,000	232180877	6,000	237182274	7,000	246028344	7,000	257168948	3,000

第十一頁

身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目	身份證明文件編號	將有條件配發的公開發售股份數目
257183079	7,000	266537737	7,000	290097807	1,000	325073419	1,000	360168405	192,000	384010096	3,000	388379028	6,000	763036811	17,000	A5617289	2,000	B6712814	2,000
257184374	3,000	266541655	7,000	290106301	3,000	325078509	4,000	360168892	2,000	384013629	12,000	388379029	7,000	763039492	2,000	A5721701	2,000	B672443-A	1,000
257191452	2,000	267005742	5,000	290112135	1,000	325104198	1,000	360186688	1,000	384014460	2,000	388379030	7,000	763040011	1,000	A572171A	2,000	B6901315	1,000
257191767	1,000	267051993	2,000	290122688	1,000	325141919	2,000	360187660	1,000	384017034	1,000	388379031	6,000	763070299	1,000	A579709-0	1,000	B6959267	2,000
257192468	1,000	267065969	1,000	290126069	1,000	325145076	2,000	360188122	1,000	384045746	1,000	388379032	7,000	765011754	1,000	A5857581	1,000	B732892	5,000
258057819	17,000	267066066	7,000	290127364	1,000	325168383	6,000	360188288	16,000	384049318	2,000	388379033	12,000	765011812	1,000	A604951	1,000	B738977	16,000
258084094	3,000	267067452	20,000	290204411	1,000	325176162	1,000	360188833	1,000	384049599	1,000	388379034	12,000	765023411	1,000	A611859-6	1,000	B757505	7,000
258098730	1,000	267085983	139,000	290206663	1,000	325177608	1,000	361001555	6,000	385007638	3,000	388379035	22,000	766012256	1,000	A6158636 E1016826	2,000	B763115A	3,000
258131911	1,000	267132124	17,000	290220011	1,000	32667812	57,000	361051154	5,000	385035126	4,000	388379036	23,000	766028997	4,000	A6170334	2,000	B7777618	1,000
258142769	6,000	267228468	6,000	291253078	7,000	328054960	5,000	361062920	1,000	385035597	2,000	388379037	24,000	766034235	4,000	A626329-4	1,000	B787057-A	1,000
258168111	1,000	267228625	7,000	292133998	6,000	328060082	4,000	361084502	2,000	385036942	1,000	388379038	24,000	766036404	1,000	A6388364 E3771788	2,000	B7924157	2,000
258175892	1,000	267243426	2,000	292166808	1,000	328062641	1,000	361093693	1,000	385038708	12,000	388379039	24,000	766036909	2,000	A6389484	1,000	B7943453	2,000
258197854	3,000	267252575	1,000	292192440	1,000	328083944	1,000	361104177	1,000	385039607	49,000	388379040	25,000	766037949	2,000	A6414098	7,000	B800816 2	1,000
258231414	2,000	267256055	1,000	292198512	2,000	328087499	2,000	361104698	1,000	385072897	1,000	388379041	25,000	766038038	1,000	A641567-1	2,000	B800974-6	1,000
258236397	1,000	267296283	3,000	292198645	6,000	328089222	1,000	361108822	1,000	385097860	2,000	388379042	24,000	766039143	1,000	A6503147	6,000	B805207 2	2,000
258237684	2,000	267299329	7,000	292199098	4,000	328131321	2,000	361110695	1,000	385100367	2,000	388379043	24,000	766067730	2,000	A6526015	7,000	B809719A	1,000
258239425	3,000	269018008	22,000	292199528	1,000	328131339	2,000	361129323	24,000	385174115	5,000	388379044	20,000	766075782	1,000	A6530756	1,000	B8163486	4,000
258253079	1,000	269027041	1,000	292260486	5,000	328135710	1,000	361150212	1,000	385216098	1,000	388379045	29,000	766077242	16,000	A6604474	6,000	B8198328	3,000
259119972	1,000	269060596	3,000	292270063	3,000	328145651	1,000	362087504	1,000	385219050	1,000	388400871	1,000	766077713	1,000	A662770 9	1,000	B8475488 D687156A	6,000
259121473	3,000	269068250	1,000	292276466	4,000	328145685	1,000	362090144	1,000	385271259	4,000	388423584	3,000	766080329	3,000	A671533-0	2,000	B8698541	3,000
259137925	1,000	269077749	1,000	292280989	1,000	328145727	1,000	362094112	1,000	385318746	3,000	388433427	2,000	766080485	4,000	A6734173	3,000	B876557	1,000
259198182	6,000	269086401	1,000	292282233	3,000	328145867	1,000	362094633	1,000	385348594	2,000	388440570	5,000	766096226	1,000	A674303	12,000	B904786 2	6,000
259198562	1,000	269103230	2,000	293386561	2,000	329075832	1,000	362132904	1,000	385363346	3,000	388510729	3,000	766096267	12,000	A6761413	1,000	B9090822	6,000
259200715	17,000	269174587	6,000	294148044	1,000	329079735	2,000	363030875	1,000	385363585	1,000	388512923	1,000	766097091	3,000	A677844 8	4,000	B9157269	7,000
259208882	1,000	269175329	3,000	294207469	2,000	329095749	1,000	363034067	7,000	385364351	1,000	388515405	1,000	767024284	1,000	A6794168	1,000	B931565	2,000
259212645	1,000	269206579	1,000	294219431	7,000	329105019	2,000	363054362	7,000	385365143	16,000	388526675	3,000	767036585	1,000	A6802756	23,000	B934459A	4,000
259263846	1,000	269209045	2,000	294250899	3,000	329114425	1,000	363064007	1,000	385366083	3,000	388532145	1,000	767037237	2,000	A683810 6	3,000	B9356733	1,000
259279743	4,000	269213179	3,000	294252481	1,000	329119267	3,000	363079799	1,000	385367990	3,000	388532814	2,000	767039597	2,000	A6875109	1,000	B951849-0	3,000
259285286	1,000	269220737	2,000	294262589	2,000	329140495	1,000	363082348	3,000	385368766	6,000	388560922	2,000	768011496	1,000	A690396-A	2,000	B980023(4	1,000
259313585	1,000	269232021	1,000	294282181	1,000	329150445	1,000	363098401	17,000	385369657	4,000	388565517	1,000	768020158	1,000	A692083A	2,000	B9863538	1,000
259321362	1,000	269234738	1,000	294292248	1,000	329161053	5,000	364040618	12,000	385371927	1,000	388574030	6,000	768023780	2,000	A698778-0	1,000	B9904056	6,000
259344760	3,000	269243820	1,000	294294111	1,000	329161921	3,000	364044784	2,000	385372334	2,000	388574535	1,000	768025348	1,000	A702711 A	1,000	B999716-A	2,000
259345668	2,000	269257176	12,000	294297064	1,000	329162200	2,000	364045138	16,000	385372727	212,000	388630816	1,000	768025488	1,000	A708041A	12,000	BVI	24,000
259349017	2,000	269275467	1,000	294300892	1,000	329167068	16,000	364066092	30,000	385373188	2,000	388633240	1,000	768027112	1,000	A7274268	1,000	C015483	16,000
259349025	1,000	269281267	1,000	294314158	1,000	329181192	1,000	364090290	1,000	385415880	1,000	388633794	16,000	768029654	1,000	A7328861	5,000	C050521-6	7,000
259352698	17,000	269286407	3,000	294336243	1,000	329184428	4,000	364094870	57,000	385418306	5,000	388635880	4,000	768031270	2,000	A7345510	3,000	C0534305	1,000
259381358	1,000	269290243	1,000	294370507	1,000	329191514	1,000	364177741	3,000	385419684	6,000	388639411	1,000	768031882	5,000	A7383374	6,000	C0622166	3,000
259381739	6,000	269290292	1,000	294370630	1,000	329204382	1,000	364206748	3,000	385430517	1,000	388651838	2,000	768033169	47,000	A742299 A	1,000	C106632 1	1,000
259383677	1,000	269298386	1,000	294370762	1,000	329205900	1,000	365068261	3,000	385432935	2,000	388655011	6,000	768034530	7,000	A744014-9	6,000	C121911A	3,000
259384980	2,000	269299137	2,000	295163604	6,000	329222673	2,000	365085604	1,000	38603	6,000	388659211	1,000	768034571	6,000	A744702-A	5,000	C122148	3,000
259391241	1,000	269301826	1,000	295278030	1,000	330066291	2,000	365119007	6,000	388003477	1,000	388665390	2,000	768035248	12,000	A7451353	7,000	C125874-6	1,000
259537439	2,000	269304218	7,000	295338636	3,000	330105388	1,000	365133115	1,000	388003485	1,000	388666851	6,000	768035487	17,000	A7473640	1,000	C166514-4	1,000
259540995	1,000	269306429	6,000	295370464	1,000	330109869	6,000	365134790	1,000	388004020	1,000	388669848	1,000	768035982	5,000	A7477514	1,000	C182701	4,000
2596	1,000	269330353	1,000	295389076	4,000	330115908	1,000	365171826	1,000	388004400	1,000	388705824	1,000	768039844	5,000	A7503736	17,000	C1898971	3,000
2596A	3,000	269338208	1,000	295409783	2,000	330129446	3,000	366032589	2,000	388004624	1,000	388707515	1,000	768050684	6,000	A751936-0	1,000	C202420	1,000
260080023	12,000	269371027	1,000	295413975	3,000	330129941	3,000	366032597	12,000	388005191	1,000	388709628	2,000	769005158	3,000	A7544300	2,000	C2165714	1,000
260080759	1,000	269371878	1,000	295431167	3,000	330150236	1,000	366034361	3,000	388005316	1,000	388712077	6,000	769021080	1,000	A758832-4	2,000	C2223641	1,000
260087903	1,000	269376661	1,000	295435119	5,000	330177007	3,000	366038511	1,000	388007338	7,000	388715195	6,000	770003283	2,000	A7611423	1,000	C2252013	3,000
260105945	1,000	269379038	3,000	295451553	1,000	330203197	7,000	366070209	1,000	388007825	1,000	388717316	1,000	771005444	2,000	A7624347	2,000	C2298900	2,000
262038417	1,000	269392080	12,000	295533418	4,000	330292152	1,000	366085629	2,000	388008245	4,000	388719080	16,000	771011152	4,000	A7699142	12,000	C2316216	3,000
262065001	3,000	269393211	1,000	296085061	2,000	330295486	1,000	366097103	2,000	388008559	3,000	388747001	113,000	771014180	3,000	A772308	2,000	C2351151	4,000
262065002	3,000	269407896	1,000	296089014	1,000	330307455	5,000	367035847	6,000	388010373	1,000	388747002	30,000	771024015	1,000	A7745810	3,000	C235939	1,000
262065003	3,000	269410247	3,000	296098114	5,000	330330333	2,000	367051117	7,000	388011504	1,000	388747003	17,000	773000161	2,000	A782353-6	1,000	C2426704	2,000
262065004	4,000	269412045	1,000	296186638	1,000	330337627	4,000	367056751	3,000	388011546	1,000	388747004	57,000	773000575	1,000	A7920337	2,000	C2464584	4,000
262065005	4,000	269413553	32,000	296189285	4,000	330347469	4,000	367081478	1,000	388012122	2,000	388747005	58,000	773002365	3,000	A7948959	1,000	C250431(4	1,000
262065006	4,000	269436622	1,000	296193634	1,000	330348251	7,000	367117371	1,000	388013575	1,000	388747006	20,000	773003322	4,000	A800944(1	1,000	C253622	1,000
262065007	3,000	269438990	1,000	296199490	1,000	330349341	1,000	367120201	1,000	388013831	1,000	388747007	16,000	773004700	3,000	A8025498	6,000	C2544405	4,000
262065008	4,000	269441275	1,000	296202575	7,000	330390881	2,000	367131810	1,000	388013864	2,000	388747008	17,000	773005715	2,000	A8126332	3,000	C2579071	2,000
262065009	4,000	270002512	7,000	296215692	1,000	330390899	3,000	367133493	1,000	388016891	1,000	388752354	1,000	773009410	7,000	A8129749	2,000	C258005	1,000
262065010	4,000	273123778	1,000	296218530	2,000	330406109	1,000	367136298	1,000	388016917	1,000	388752651	1,000	773012323	2,000	A8144373	1,000	C265877A	1,000
262065011	4,000	273132159	1,000	297106031	1,000	330411240	4,000	368018420	1,000	388016974	1,000	388754160	1,000	773015631	3,000	A815820A	1,000	C268704-4	2,000
262065012	4,000	273213892	1,000	297178881	2,000	331011262	1,000	368025367	4,000	388021016	1,000	388760696	23,000	773023001	16,000	A8169317	2,000	C2700466	2,000
262065013	5,000	273261073	3,000	297180408	2,000	332202	139,000	368060828	1,000	388023624	1,000	388760720	1,000	773023002	24,000	A8184863	6,000	C2736630	1,000
262065014	5,000	274101328	1,000	297184566	4,000	340222540	1,000	368074902	2,000	388023855	1,000	388761454	1,000	773023003	16,000	A818806(0	1,000	C276992-A	1,000
262065015	5,000	274108737	3,000	297189011	6,000	3443	1,000	368077848	1,000	388023921	1,000	388764250	1,000	773023004	22,000	A820029A	6,000	C2821395	2,000
262065016	5,000	274109768	1,000	297215493	1,000	345011373	2,000	368078945	1,000	388024440	1,000	388764672	3,000	773023005	22,000	A820290A	30,000	C289179-2	2,000
262065017	4,000	274134295	1,000	298182528	4,000	345130	29,000	368079224	1,000	388025355	1,000	388765539	1,000	773023006	17,000	A8213766	12,000	C2907591	3,000
262065018	6,000	274153485	1,000	298230699	1,000	3454	1,000	368121893	1,000	388025462	1,000	388765893	3,000	773023007	17,000	A824694A	1,000	C2961324	5,000
262065019	6,000	274153493	1,000	298237017	4,000	346055866	23,000	368148797	1,000	388027658	1,000	388811226	12,000	773023008	57,000	A831280-2	6,000	C3037817	1,000
262065020	6,000	274185289	5,000	298254418	1,000	346105257	1,000	369005657	1,000	388028888	6,000	388811234	3,000	773023009	68,000	A8313779	6,000	C304674-3	3,000
262065021	5,000	274185586	12,000	298280272	3,000	346105406	2,000	369058912	1,000	388029423	1,000	388811416	4,000	773023010	7,000	A8341144	1,000	C307524-7	1,000
262065022	5,000	274186634	3,000	298298720	3,000	346105729	6,000	369062658	2,000	388029621	2,000	388812828	1,000	773023011	12,000	A835941	1,000	C3092818	7,000
262065023	6,000	274186964	1,000	298300930	2,000	346123268	6,000	369062880	6,000	388030256	1,000	388816332	2,000	773023012	6,000	A839325A	1,000	C3150125	3,000
262065024	6,000	274191568	2,000	298302332	3,000	346130610	5,000	369081930	2,000	388030322	1,000	388816688	3,000	773023013	6,000	A8427944	1,000	C3173621	12,000
262065025	6,000	274200211	3,000	298369620	17,000	346141864	12,000	369089487	1,000	388030371	2,000	388817546	1,000	773023014	7,000	A8432344	12,000	C329960	1,000
262065026	6,000	275259737	1,000	298521873	7,000	346143399	17,000	369097456	1,000	388030645	2,000	388820151	1,000	773050737	12,000	A843909-8	1,000	C3329915	3,000
262065027	6,000	275304004	1,000	3000194	1,000	346165475	5,000	369111778	2,000	388030942	1,000	388826208	1,000	773053426	1,000	A8458513	6,000	C334637	6,000
262065028	7,000	275396422	6,000	3000801	4,000	346178155	1,000	369111786	1,000	388030991	2,000	388826398	1,000	773054101	4,000	A845894	2,000	C3402647	1,000
262065029	6,000	276173903	6,000	3002203	6,000	346190622	1,000	369119243	1,000	388031486	1,000	388827727	1,000	773059043	1,000	A8474535 K8757704	1,000	C342074-2	1,000
262065030	7,000	276178258	1,000	3002300	1,000	346208218	17,000	369126305	6,000	388031742	1,000	388838369	1,000	773060314	5,000	A8483100	1,000	C3465428	2,000
262065031	7,000	276178266	2,000	3002735	7,000	346232978	2,000	369126776	2,000	388031833	1,000	388843757	3,000	773061148	1,000	A8493297	4,000	C357290	20,000
262065032	7,000	276215001	2,000	3003301	1,000	346242274	5,000	370019465	2,000	388031858	2,000	388878001	30,000	773061221	1,000	A850082-A	16,000	C361172	12,000
262065033	6,000	276217312	2,000	3003550	2,000	346242894	2,000	370026114	1,000	388032013	3,000	388878002	68,000	810090901	17,000	A850264	7,000	C362167-5	1,000
262065034	7,000	276225026	3,000	3003960	1,000	346244411	1,000	370034241	2,000	388032096	1,000	388878003	12,000	810117901	12,000	A851624(6	2,000	C369074-A	1,000
262065035	6,000	276244829	1,000	3005870	1,000	347055998	3,000	370044398	2,000	388034753	1,000	388878004	7,000	810167108	12,000	A8585078	1,000	C370133	1,000
262065036	12,000	276246162	12,000	3006645	1,000	347120446	1,000	370057721	2,000	388035420	1,000	388878005	16,000	810178501	12,000	A8606210	24,000	C3731284	1,000
262065037	12,000	276260288	2,000	3006908	7,000	347187841	69,000	370077695	2,000	388035479	3,000	388878006	12,000	810232508	6,000	A8673678	4,000	C3731292	1,000
262065038	12,000	276274255	1,000	3006972	1,000	347200214	1,000	370092322	3,000	388036063	1,000	388878007	6,000	810341501	12,000	A8683592	6,000	C378959(2	2,000
262065039	12,000	276316916	6,000	3007104	1,000	347255077	1,000	370092587	3,000	388037277	3,000	388878829	1,000	810345101	7,000	A8689727	1,000	C3797315	3,000
262065040	12,000	276317070	16,000	3007475	4,000	347255341	1,000	370102097	3,000	388037665	1,000	388896631	1,000	810367608	1,000	A8703658	1,000	C380284A	1,000
262065041	12,000	276319142	4,000	3008296	1,000	347255358	1,000	370113920	1,000	388037871	1,000	389944001	6,000	810387701	12,000	A8742645	5,000	C388843-4	1,000
262065042	12,000	276339629	1,000	3008484	6,000	347259061	1,000	370125148	4,000	388038002	1,000	389944002	165,000	810399801	12,000	A8743668	17,000	C389972A	4,000
262065043	12,000	276342011	1,000	3009693	1,000	347298010	22,000	370127151	1,000	388038085	1,000	389944003	1,509,000	810399901	12,000	A875645A	7,000	C391752(3	1,000
262065044	12,000	276351632	7,000	3010422	3,000	347299430	1,000	371037433	17,000	388038333	1,000	389944004	30,000	810417401	6,000	A8778623	1,000	C3919771	1,000
262065045	12,000	276351871	1,000	3011000	1,000	347302051	30,000	371071820	27,000	388038341	1,000	389944005	23,000	810429608	6,000	A87792044	3,000	C392446	5,000
262065046	12,000	276352937	6,000	3011086	5,000	347304115	2,000	371090580	1,000	388039646	2,000	389944006	24,000	810431501	6,000	A8838103	1,000	C3939217	1,000
262065047	12,000	276353174	2,000	3011347	1,000	348063322	1,000	371118852	1,000	388039661	2,000	389944007	40,000	810467508	6,000	A8860540	2,000	C3980756	2,000
262065048	12,000	276354347	1,000	3011586	1,000	348091737	4,000	371122631	1,000	388039869	1,000	389944008	165,000	810473601	6,000	A8864848	4,000	[illegible]	[illegible]
262065049	17,000	276354644	2,000	3011871	3,000	348125485	5,000	371138512	2,000	388040081	1,000	[illegible]							
262065050	20,000	276378015	3,000	3012009	[illegible]														

											[illegible]	[illegible]	[illegible]	12.000	[illegible]	12.000	C389972A	1.000	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1.000	347298010	22.000	370127151	1.000	388038085	1.000	389944003	1,509.000	810399901	12.000	A875645A	7.000	C391752(3	1.000
262065044	12.000	276351632	7.000	3010422	3.000	347299430	1.000	371037433	17.000	388038333	1.000	389944004	30.000	810417401	5.000	A8778623	1.000	C3919771	1.000
262065045	12.000	276351871	1.000	3011000	1.000	347302031	30.000	371071820	27.000	388038341	1.000	389944005	23.000	810429608	6.000	A87792044	3.000	C392446	5.000
262065046	12.000	276352937	6.000	3011086	5.000	347304115	2.000	371090580	1.000	388039646	2.000	389944006	24.000	810431501	5.000	A8838103	1.000	C3939217	1.000
262065047	12.000	276353174	2.000	3011347	1.000	348063322	1.000	371118852	1.000	388039661	2.000	389944007	40.000	810467508	6.000	A8860540	2.000	C3980756	2.000
262065048	13.000	276354347	1.000	3011586	1.000	348091737	4.000	371122631	1.000	388039869	1.000	389944008	165.000	810473601	6.000	A8864848	4.000	C4004602	1.000
262065049	17.000	276354644	2.000	3011871	3.000	348125485	5.000	371138512	2.000	388040081	1.000	389944009	207.000	810506401	12.000	A8874037	17.000	C4049746	2.000
262065050	20.000	276378015	3.000	3012009	1.000	348127531	1.000	371140161	1.000	388040107	1.000	389944010	41.000	810510408	12.000	A8896677 A643224A	2.000	C4118861	4.000
262065051	23.000	276378726	7.000	3013060	1.000	348139023	22.000	371140989	1.000	388041121	1.000	389944011	113.000	810561608	7.000	A8910912	1.000	C411887A	3.000
262065052	24.000	276384831	1.000	3014208	17.000	348183187	6.000	371143413	1.000	388042327	1.000	389944012	321.000	810564101	12.000	A8929133	1.000	C4126252	1.000
262065053	25.000	276520202	1.000	3014448	3.000	348189218	2.000	371144957	3.000	388042442	1.000	389944013	196.000	810564201	6.000	A895779-A	1.000	C414272A	1.000
262065054	24.000	276521259	1.000	3014642	1.000	348197054	3.000	371145459	1.000	388042905	1.000	389944014	63.000	810572501	12.000	A8977812	2.000	C416316	1.000
262065055	24.000	277062213	52.000	3014803	1.000	348216060	1.000	371155227	5.000	388043036	2.000	389944015	6.000	810590308	20.000	A900055	2.000	C417412-5	1.000
262065056	29.000	277079539	2.000	3014856	1.000	348216375	4.000	371157124	3.000	388043044	1.000	389944016	7.000	810590508	12.000	A9011865	4.000	C4179313	1.000
262065057	29.000	277080131	1.000	3014988	2.000	348217647	1.000	371158882	1.000	388043184	1.000	389944017	269.000	810591708	12.000	A901363-9	1.000	C421299	6.000
262065058	29.000	278193479	6.000	3015142	4.000	348222704	181.000	371158940	3.000	388043192	1.000	389944018	6.000	810594108	20.000	A910607-6	1.000	C4252266	12.000
262065059	29.000	278195979	1.000	3015509	1.000	348243866	1.000	371160201	1.000	388045361	6.000	389944019	1.000	810594708	139.000	A9134398	1.000	C4330909	7.000
262065060	35.000	278197546	1.000	3015551	1.000	348244500	1.000	371160516	1.000	388046419	2.000	389944020	20.000	810595108	24.000	A919486	7.000	C4370501	3.000
262065061	44.000	278206586	4.000	3015596	1.000	349011593	4.000	372032904	1.000	388047243	6.000	389944021	206.000	810599101	12.000	A9223315	1.000	C440363-9	35.000
262065062	80.000	278211800	1.000	3015783	7.000	349064360	5.000	372046250	1.000	388048712	1.000	389944022	80.000	810600709	6.000	A924325-1	4.000	C4406530	1.000
262065063	139.000	278256508	3.000	3016472	6.000	349086488	1.000	372058099	1.000	388050528	1.000	389944023	57.000	810602208	16.000	A9244290	4.000	C450631	6.000
262065064	140.000	278267927	1.000	3016555	20.000	349107664	1.000	372061606	6.000	388050536	1.000	389944024	207.000	810602508	20.000	A926343	4.000	C451600	2.000
262065065	140.000	278280441	7.000	3016804	1.000	349149062	1.000	372064824	3.000	388050569	4.000	389944025	58.000	810602601	7.000	A9290489	12.000	C4553789	2.000
262065066	243.000	278281217	3.000	3016845	2.000	349152785	6.000	372069062	1.000	388051054	1.000	389944026	40.000	810604108	1.000	A9310021	20.000	C4562281	2.000
262101132	30.000	279115059	6.000	3017909	2.000	349173536	1.000	373039759	3.000	388052169	3.000	389944027	68.000	810604601	6.000	A935588	1.000	C4571795	3.000
262386097	2.000	279142137	3.000	3018224	1.000	350092276	4.000	373074996	23.000	388052409	1.000	389944028	206.000	87952	1.000	A9396090	3.000	C460134-1	1.000
262387764	1.000	279145759	5.000	3018296	1.000	350096970	1.000	373084722	1.000	388052581	2.000	389944029	166.000	A0048502	1.000	A939727-5	1.000	C460525	6.000
263092306	3.000	279176309	6.000	3018408	1.000	350106837	2.000	373086941	1.000	388052615	1.000	389944030	35.000	A050832	1.000	A9417977	1.000	C462757A	5.000
263185050	5.000	279181853	2.000	3018572	1.000	352015036	7.000	373087345	1.000	388052888	1.000	389944031	29.000	A0718230	1.000	A945130A	1.000	C4628827	1.000
263210429	1.000	279182356	1.000	3018774	1.000	352048433	1.000	373090083	16.000	388054025	7.000	389944032	112.000	A085513	6.000	A950540-A	6.000	C4636072	2.000
263248155	20.000	279186035	1.000	3018828	1.000	352061964	3.000	373090125	5.000	388054074	1.000	389944033	207.000	A0947531	1.000	A9510039	3.000	C467944-8	58.000
263273997	6.000	279210736	1.000	3018933	1.000	352083828	2.000	373096569	12.000	388054215	1.000	389944034	6.000	A136279	1.000	A9524218	3.000	C471892-3	1.000
263274748	4.000	279239149	1.000	3019446	1.000	352098024	1.000	374019883	6.000	388054579	4.000	389944035	6.000	A1451874	6.000	A953553	3.000	C474501-7	1.000
263280307	1.000	279297220	1.000	3019769	1.000	352101323	1.000	374046597	2.000	388055022	16.000	389944036	396.000	A152709-9	4.000	A9558678	6.000	C477147-6	7.000
263287385	1.000	279413371	1.000	3019787	1.000	352107189	4.000	374062784	1.000	388055071	3.000	389944037	895.000	A1670622	3.000	A9570295	2.000	C4797173	1.000
263308710	1.000	279425888	2.000	3019925	5.000	352108138	3.000	374084564	6.000	388056004	1.000	389944038	41.000	A175357(9	1.000	A958705-8	6.000	C4805672	2.000
263341612	1.000	279433387	16.000	3019956	2.000	352109698	1.000	374085082	4.000	388056392	1.000	389944039	68.000	A1787104	23.000	A9622023	1.000	C480658A	2.000
264018888	3.000	279436232	20.000	3020124	5.000	352155014	2.000	374108546	1.000	388056871	1.000	389944040	29.000	A1787112	20.000	A963260-6	1.000	C4887652	1.000
264029596	24.000	279436307	3.000	3020126	2.000	352157051	1.000	374108629	1.000	388057259	2.000	390006104	1.000	A214262	6.000	A968084	2.000	C4887725	6.000
264034430	29.000	280205634	2.000	3020292	1.000	352168116	2.000	374112175	1.000	388058570	3.000	390013084	2.000	A2216046	23.000	A9733631	1.000	C4922725	3.000
264036468	2.000	280372640	1.000	3020295	1.000	352181465	5.000	374112183	1.000	388059768	1.000	390027811	1.000	A2217662	2.000	A981778-9	5.000	C5026863	1.000
264039652	5.000	281200048	1.000	3020351	1.000	352202543	1.000	374153377	1.000	388064073	1.000	390032001	24.000	A223622-5	1.000	A982995-7	1.000	C504389A	1.000
264103979	5.000	281283093	3.000	3020430	2.000	352210678	2.000	375027471	4.000	388070336	1.000	390045581	1.000	A226184A	6.000	A9881940	1.000	C507353-5	1.000
264111113	2.000	281288217	3.000	3020447	7.000	352226443	17.000	375027851	6.000	388070849	1.000	390046118	1.000	A2400254	12.000	A9882106	1.000	C5161957	1.000
264165606	7.000	282140672	16.000	3020459	17.000	356009779	2.000	375050549	2.000	388070856	1.000	390052157	5.000	A252450	3.000	A9999801	2.000	C517419	1.000
264189135	1.000	282164052	3.000	3020990	2.000	356078204	2.000	375062569	1.000	388071052	1.000	390059566	6.000	A2600687	2.000	B010978-4	1.000	C5176229	1.000
264197088	1.000	282164193	1.000	3021158	4.000	356104877	3.000	375077161	2.000	388072258	1.000	390086643	3.000	A2601349	2.000	B0322451	1.000	C5239549	4.000
264197328	1.000	282164581	1.000	3021458	6.000	356112680	2.000	375103256	7.000	388072522	1.000	390087450	1.000	A2626805	7.000	B056047-8	12.000	C5240644	4.000
264200908	2.000	282180082	1.000	3021544	1.000	356134627	5.000	375104361	1.000	388072852	1.000	390094092	1.000	A2708666	1.000	B0773625	1.000	C5252162	1.000
264213539	5.000	282183813	1.000	302156202	22.000	356138586	1.000	375104981	1.000	388073579	1.000	390101582	1.000	A272566	1.000	B0870485	3.000	C528319A	1.000
264214321	17.000	282189083	1.000	3021675	6.000	356153205	3.000	375107463	2.000	388073587	1.000	390103745	1.000	A274816-1	2.000	B1012199	1.000	C5286504	1.000
264241449	24.000	283328839	6.000	3021688	1.000	356162073	2.000	375109626	2.000	388074510	1.000	390104578	3.000	A2807753	1.000	B1053480	1.000	C5311126	1.000
265011965	3.000	283384915	6.000	3021716	1.000	356165746	2.000	375109832	12.000	388074692	1.000	390107381	27.000	A283156	1.000	B1405182	27.000	C5314346	1.000
265038828	3.000	284369683	16.000	3021878	3.000	356168492	3.000	375109857	12.000	388074890	1.000	390108496	1.000	A283157	1.000	B163433(5	1.000	C5323558	2.000
265078022	1.000	284387297	6.000	3022191	1.000	356175893	4.000	375110921	2.000	388075327	1.000	390121168	12.000	A2871710	2.000	B197386(5	2.000	C5323833	2.000
265112664	1.000	284416690	6.000	3022400	1.000	356198093	17.000	375111457	3.000	388076283	2.000	390122414	16.000	A292240-4	1.000	B2054251	6.000	C5331631	2.000
265195016	1.000	284435559	1.000	3022548	2.000	356202440	1.000	375111853	3.000	388079808	1.000	390124618	1.000	A2987484	1.000	B2109978	1.000	C538943-5	1.000
265210971	7.000	284438769	6.000	3022634	1.000	356202598	1.000	375144045	2.000	388080459	1.000	390143865	1.000	A300570	4.000	B217635-7	1.000	C540668(2	2.000
265216556	1.000	284471273	1.000	3022733	1.000	356205385	1.000	375151107	1.000	388080780	1.000	391000320	4.000	A301377	1.000	B230939A	2.000	C542149-5	1.000
265224725	3.000	284489804	6.000	3023425	4.000	356220301	1.000	375160082	4.000	388081598	1.000	391000866	3.000	A309742	1.000	B2316221	1.000	C5428058	2.000
265230946	7.000	284493269	4.000	3023476	1.000	356225383	4.000	375160280	1.000	388082158	3.000	391002268	1.000	A3121189 D0272850	1.000	B2325735	1.000	C5441593	3.000
265236992	1.000	284497039	1.000	3023512	2.000	356261206	1.000	375160314	1.000	388084642	1.000	394007397	1.000	A3194623	1.000	B2439943	5.000	C5470860	1.000
265255869	1.000	285129755	1.000	3024112	2.000	356261339	1.000	376016853	1.000	388085458	3.000	394045355	1.000	A3292978	3.000	B276608-1	3.000	C547133	1.000
265262329	1.000	285132239	12.000	3024497	1.000	356261511	2.000	376031548	3.000	388085706	2.000	394071773	22.000	A330442	6.000	B280445	1.000	C5489847	17.000
265281923	1.000	285199873	1.000	3024582	2.000	356261529	6.000	376039830	3.000	388085870	1.000	394077879	2.000	A3314165	5.000	B2853936	5.000	C5503637	1.000
265288068	1.000	285213732	1.000	3024601	3.000	356261842	1.000	376040796	2.000	388087892	1.000	394097646	1.000	A3382403	2.000	B2918833	16.000	C5557451	1.000
265294652	5.000	285236428	7.000	3024707	6.000	356275313	2.000	377019914	12.000	388110058	1.000	394121164	1.000	A3393049	1.000	B324459	1.000	C5563532	1.000
265294934	5.000	285274536	16.000	3025021	2.000	356275321	1.000	378032395	5.000	388117376	7.000	394125371	1.000	A3395130	12.000	B328442-0	1.000	C5629088	1.000
265306589	5.000	285290078	1.000	3025068	6.000	356275636	3.000	378055545	1.000	388119208	3.000	394159917	2.000	A339875	1.000	B3292644	2.000	C564982	7.000
265308908	7.000	285520623	16.000	3025702	1.000	357046135	2.000	378078182	3.000	388120628	6.000	394163778	1.000	A3407325	1.000	B3293136	5.000	C570618-A	1.000
265310482	1.000	285532313	1.000	3026023	2.000	357142421	2.000	378079784	5.000	388123713	4.000	395031396	57.000	A3455567	5.000	B3412313	1.000	C5712376	1.000
265314989	4.000	285537221	22.000	3026299	1.000	357148170	4.000	378111678	1.000	388128795	4.000	395050461	2.000	A3524801	12.000	B3456280	3.000	C5726431	1.000
265321133	1.000	285539359	2.000	3026303	6.000	357160167	1.000	378117188	5.000	388149965	2.000	395053895	1.000	A3551310	4.000	B3550465	3.000	C581191-9	1.000
265361386	1.000	285540274	1.000	3026332	1.000	357166594	2.000	378130439	1.000	388320400	3.000	395072770	3.000	A3588451	7.000	B380795-4	1.000	C582073A	6.000
265361758	16.000	285555611	7.000	3026390	1.000	357182906	1.000	379040108	2.000	388324741	7.000	395073604	1.000	A361005-8	6.000	B390568	1.000	C582459-A	2.000
265363077	1.000	285560843	1.000	3026435	1.000	357204080	3.000	379075328	2.000	388332520	1.000	395078272	2.000	A3730487	3.000	B3999764	2.000	C5871725	2.000
265383042	1.000	285560868	1.000	3026606	1.000	358011302	1.000	379075336	3.000	388355893	12.000	395084270	5.000	A373561-6	2.000	B3999772	2.000	C597767	24.000
265387134	1.000	287134662	1.000	3026609	2.000	359032059	1.000	379102098	2.000	388365942	6.000	395088727	1.000	A378739-A	1.000	B400438-3	1.000	C6006092	4.000
266025550	5.000	287197164	6.000	302987001	6.000	359033156	12.000	379104144	4.000	388368573	2.000	395091457	4.000	A3796062	1.000	B4027421	6.000	C6026441	1.000
266038611	1.000	287199350	1.000	303425701	6.000	359046083	16.000	379107204	1.000	388372930	1.000	395103989	1.000	A393783-9	4.000	B402832	1.000	C6032336	1.000
266058866	6.000	287224281	1.000	303690501	1.000	359078805	7.000	380015677	2.000	388379002	1.000	395105307	1.000	A396875	1.000	B4103608	7.000	C6041912	1.000
266062595	12.000	287242952	1.000	303814001	6.000	359085206	5.000	380028548	1.000	388379003	1.000	41672	1.000	A3987437	3.000	B418904-9	1.000	C6047864	3.000
266082437	1.000	287271704	1.000	303856301	2.000	359098449	1.000	380034686	2.000	388379004	3.000	440301571	17.000	A4051907	3.000	B4241296	2.000	C607190	5.000
266142504	1.000	287316608	5.000	303878001	7.000	359115854	5.000	380064030	3.000	388379005	4.000	440923710	1.000	A4081202	7.000	B4368601	1.000	C6100846	1.000
266236686	7.000	287333082	1.000	306032467	3.000	359134286	1.000	380079723	2.000	388379006	4.000	44543	1.000	A422256-6	2.000	B448256-0	3.000	C6133655	4.000
266237882	1.000	287336093	1.000	306032897	1.000	359142742	1.000	383008265	1.000	388379007	6.000	48327	1.000	A438489-2	1.000	B450721	1.000	C614078(3	1.000
266289719	1.000	287338685	1.000	307007409	7.000	359173713	1.000	383012796	1.000	388379008	6.000	49152	1.000	A447654-1	5.000	B454227-A	2.000	C6223972	1.000
266294818	1.000	287350367	2.000	307009208	6.000	359193869	1.000	383057734	1.000	388379009	6.000	5010	4.000	A448964	7.000	B461429(7	1.000	C6239453	1.000
266298074	1.000	287352108	3.000	307009508	7.000	359222221	1.000	383168903	1.000	388379010	16.000	5192	6.000	A4553708	12.000	B4639249	3.000	C6303259	1.000
266303163	2.000	287362032	1.000	307050102	20.000	359231446	1.000	383175684	2.000	388379011	16.000	53131	4.000	A4599961 A6044959	4.000	B470472	3.000	C6306754	1.000
266320654	7.000	287362636	3.000	307062408	20.000	359253283	1.000	383190170	1.000	388379012	20.000	53819	7.000	A467907(8	1.000	B477428 6	2.000	C6353442	4.000
266320670	4.000	287373955	1.000	307063101	6.000	359254026	2.000	383212388	3.000	388379013	23.000	57588B	1.000	A4730227	1.000	B511259-7	1.000	C6370231	1.000
266324847	24.000	287391841	1.000	307069601	5.000	3597	1.000	383213360	2.000	388379014	24.000	6010868	1.000	A487603	1.000	B5114018 B4065692	2.000	C637117-3	1.000
266327295	12.000	288169196	7.000	307078701	4.000	3597A	1.000	383216314	1.000	388379015	24.000	6087105	1.000	A4882418	5.000	B5513206	4.000	C6377082	4.000
266381946	2.000	289240590	7.000	307080001	6.000	360049233	3.000	383231792	4.000	388379016	24.000	63576	2.000	A498244-7	1.000	B5535919	2.000	C6381357	1.000
266391424	5.000	289241440	23.000	310104630	12.000	360074108	4.000	383234549	1.000	388379017	24.000	6512	1.000	A5132145	1.000	B5603428	4.000	C6400491 P4371236	3.000
266392349	4.000	289275570	4.000	310106196	12.000	360077200	1.000	383235074	4.000	388379018	29.000	6589	3.000	A5215911	2.000	B5961616	3.000	C6416592	1.000
266412782	5.000	289347551	4.000	310131197	30.000	360085682	1.000	383235140	12.000	388379019	29.000	758011803	1.000	A5216519	3.000	B596847-5	1.000	C648373A	1.000
266442003	1.000	289355448	5.000	312011372	1.000	360089742	17.000	383235769	1.000	388379020	29.000	759014350	1.000	A5364429	1.000	B6296640	3.000	C649026-1	1.000
266442318	12.000	289387771	2.000	[illegible]	1.000	360101505	1.000	383282126	1.000	388379021	29.000	761020288	2.000	A5364526	1.000	B6296896	3.000	C6501220	1.000
266526268	1.000	290036383	2.000	314010034	1.000	360131338	2.000	383294246	6.000	388379022	32.000	763012812	6.000	A5412555	29.000	B6339455	1.000	C6715271	3.000
266527688	1.000	290039247	2.000	318030988	3.000	360144273	1.000	383298569	12.000	388379023	74.000	763028834	1.000	A542380-8	7.000	B6477521	30.000	CR87778	7.000
266536648	1.000	290059484	1.000	320106551	5.000	360153704	1.000	383298742	12.000	388379024	58.000	763031077	1.000	A5553582	6.000	B660481-7	1.000	D007739(A	1.000
266537372	5.000	290076587	1.000	325025856	2.000	360154033	1.000	383298809	5.000	388379025	3.000	763032133	1.000	A555705 7	2.000	B6605740	6.000	D0110117	2.000
266537398	7.000	290087394	1.000	325031268	1.000	360166839	2.000	383299054	20.000	388379026	6.000	763033883	1.000	A5598497	2.000	B664282-4	2.000	D0125343	1.000
266537588	7.000	290097104	2.000	325058600	5.000	360167712	16.000	383299377	4.000	388379027	6.000	763034402	2.000	A5615111	1.000	B6682249	3.000	D016506A	1.000

第十二頁

身份證明文件編號	獲有條件配發的公開發售股份數目	身份證明文件編號	獲有條件配發的公開發售股份數目	身份證明文件編號	獲有條件配發的公開發售股份數目	身份證明文件編號	獲有條件配發的公開發售股份數目	身份證明文件編號	獲有條件配發的公開發售股份數目	身份證明文件編號	獲有條件配發的公開發售股份數目	身份證明文件編號	獲有條件配發的公開發售股份數目	身份證明文件編號	獲有條件配發的公開發售股份數目	身份證明文件編號	獲有條件配發的公開發售股份數目	身份證明文件編號	獲有條件配發的公開發售股份數目
D0170365	1,000	D355872-0	1,000	D848647	1,000	E5702155	1,000	G079241-0	2,000	G4682903	6,000	H316667A	4,000	K1541625	1,000	K619482	2,000	P469711	7,000
D0172090	1,000	D357902 7	1,000	D849699-5	1,000	E575950	2,000	G0879133	1,000	G469413(8	2,000	H3171320	5,000	K161634A	1,000	K6212867	1,000	P487349-5	1,000
D0249158	4,000	D361017A	1,000	D8500623	6,000	E5805295	3,000	G08884707	3,000	G470088-A	1,000	H318783	1,000	K163650	1,000	K6227791	57,000	P5109403	1,000
D0258920	2,000	D362433-2	6,000	D850365	3,000	E5814298	5,000	G0906513	5,000	G4710419	1,000	H325207A	5,000	K1678892	1,000	K6232159	1,000	P523092-A	1,000
D0287953	1,000	D365603-A	5,000	D8504602	3,000	E5825605	12,000	G09866956	2,000	G4761293	6,000	H333010-0	1,000	K1707736	3,000	K6264638	1,000	P5253148	3,000
D032043A	1,000	D3712053	1,000	D8583847	3,000	E5866034	6,000	G09866957	1,000	G476651-1	1,000	H3382879	4,000	K1732390	1,000	K6271065	1,000	P5405533	1,000
D036813	1,000	D3795293	1,000	D859250	1,000	E5881718	1,000	G09866958	1,000	G4766759	3,000	H338576	6,000	K174523-9	4,000	K6291406	4,000	P546754	1,000
D036886-6	5,000	D384236-4	3,000	E 7232601	1,000	E590727-A	3,000	G101874	12,000	G4767380	3,000	H3399070	1,000	K180021	1,000	K6369421	2,000	P558279	1,000
D037169-7	1,000	D3842941	2,000	E019408 9	1,000	E591812-3	12,000	G1139419	2,000	G4812998	6,000	H3407448	4,000	K1869302	1,000	K6437923	3,000	P561501	5,000
D0412695	2,000	D389359(7	1,000	E0364413	1,000	E598896	12,000	G1210040	1,000	G483710(9	1,000	H3427317	4,000	K1876740	2,000	K6522106	1,000	P5643205	1,000
D0428338	2,000	D3923488	1,000	E0367765	1,000	E5999743	1,000	G121252	6,000	G4886657	3,000	H3454004	1,000	K189685	7,000	K654486	7,000	P5988652	2,000
D0437922	4,000	D393772-1	6,000	E0400878	1,000	E6133472	4,000	G122624-9	3,000	G500355	7,000	H349233	1,000	K191048(5	1,000	K6593569	4,000	P6126190	1,000
D046998	1,000	D393978-3	1,000	E0465392 B4476641	6,000	E6161115	2,000	G1248129	4,000	G500403	2,000	H3577785	2,000	K1956353	1,000	K6656579	1,000	P625307	1,000
D058108A	2,000	D396919	2,000	E0482092	1,000	E624907	6,000	G125220-7	1,000	G5007177	1,000	H359661	12,000	K1971247	4,000	K666558	1,000	P633845 7	1,000
D0620654	16,000	D3989667	2,000	E048265-3	1,000	E6254504	1,000	G1298266	3,000	G504179	1,000	H361230	1,000	K1989251	4,000	K671524	1,000	P639112-9	1,000
D0630102	1,000	D402945	1,000	E0551670	1,000	E6295057	2,000	G131135	24,000	G5046865	1,000	H361236A	2,000	K200645-6	1,000	K6734618	2,000	P653990	6,000
D0704831	6,000	D403121-1	2,000	E0579177	7,000	E635336-7	2,000	G131302-8	1,000	G5047578	4,000	H3619747	6,000	K201550-1	1,000	K674906	2,000	P654257-7	1,000
D0739244	1,000	D405227 8	1,000	E081840-6	1,000	E640314-3	1,000	G1329579C	2,000	G507005-7	1,000	H364416	17,000	K2025361	2,000	K6885144	1,000	P671341A	2,000
D074617-8	5,000	D405837	2,000	E083329-4	1,000	E6406606	17,000	G133031-3	2,000	G507318	1,000	H364724	6,000	K204644A	1,000	K6908985	12,000	P6772521	3,000
D079242-O	1,000	D405838-1	2,000	E096445-3	2,000	E6487606	3,000	G133615-A	1,000	G515906-6	1,000	H3657819	1,000	K2098016	1,000	K6918395	1,000	P682645	1,000
D080843	1,000	D4102259	5,000	E1082284	1,000	E6493762	6,000	G139193-2	2,000	G516969	3,000	H367268-0	2,000	K214522	1,000	K697510	1,000	P682652	2,000
D0863794	1,000	D4111673	1,000	E115720(9	1,000	E6526121	4,000	G1414134	4,000	G5194260	4,000	H367743	1,000	K2184338	4,000	K7012152	1,000	P685202	1,000
D0869806	3,000	D4125925	1,000	E1191490	1,000	E652779-9	17,000	G1415025	1,000	G5237288	5,000	H3682139	4,000	K2214644	3,000	K703854-2	1,000	P695436	1,000
D090024A	1,000	D412595A	1,000	E1227355	1,000	E655432	2,000	G1462732	1,000	G5243830	2,000	H368350A	16,000	K222798	1,000	K7160437	7,000	P7019681	1,000
D097401-4	6,000	D4151624	1,000	E123921-3	4,000	E6598629	2,000	G1529314	3,000	G524800A	6,000	H3735607	1,000	K223319-3	16,000	K720725	1,000	P7395284 P7395292	2,000
D0991156	1,000	D4232012	2,000	E1309882	7,000	E661349	6,000	G156972-3	2,000	G5264595	5,000	H3744770	1,000	K2247879	2,000	K720800-6	1,000	P7706727	1,000
D0992578	1,000	D4237618	2,000	E1389509	1,000	E6673051	1,000	G157526A	1,000	G5283999	1,000	H376722	1,000	K234027 5	5,000	K722987-9	1,000	P7845670	2,000
D103511	1,000	D4240546	4,000	E152727 8	1,000	E667428	1,000	G161642A	1,000	G5293862	17,000	H3780718	2,000	K234566-8	1,000	K7317999	1,000	P7906661	4,000
D1046315	5,000	D433544A	4,000	E177696-0	1,000	E6777531	1,000	G163016	1,000	G5317567	3,000	H3844910	3,000	K2352451	1,000	K734954	1,000	P803867-1	4,000
D115774	3,000	D434127-A	3,000	E1783045	17,000	E678527-5	1,000	G164377A	1,000	G5339218	1,000	H384984A	1,000	K2359650	1,000	K737218-3	2,000	P809612	6,000
D117670-7	1,000	D4398824	7,000	E181038	2,000	E6856334	1,000	G164525A	1,000	G544707A	4,000	H3896678	1,000	K2367890	1,000	K7381387	1,000	P8509763	3,000
D1227816	1,000	D4415044	4,000	E181149	2,000	E688212	3,000	G1661891	4,000	G5501771	3,000	H392762-A	3,000	K2400529	2,000	K739465(9	1,000	P8710914	5,000
D1257898	1,000	D4419678	1,000	E1813963	2,000	E7013020	2,000	G1664807	4,000	G5509555	1,000	H3934847	5,000	K244754-1	1,000	K7404905	1,000	P9108622	1,000
D125795-2	1,000	D4457472	1,000	E2088545	6,000	E702737-4	1,000	G170164-8	5,000	G5512041	2,000	H3946128	1,000	K2452618	2,000	K741596	2,000	P9163658	6,000
D128064-4	1,000	D4524676	3,000	E2109046	2,000	E703450-8	1,000	G174780A	85,000	G552543	4,000	H3979123	2,000	K249311A	1,000	K7433158	3,000	P9181907	1,000
D132882 5	1,000	D4536313	1,000	E221954	1,000	E704259-4	1,000	G1800085	2,000	G555428-3	1,000	H4003030	3,000	K249635-6	2,000	K7457294	2,000	P9296925	1,000
D1333489	5,000	D457035A	1,000	E2247058	2,000	E7052506	2,000	G1804021	4,000	G5560291	1,000	H4003049	3,000	K258245	1,000	K7511906	1,000	P9387297	2,000
D1350294	4,000	D4604688	6,000	E2344894	1,000	E706455 5	1,000	G188719(9	1,000	G5644789	3,000	H404202-8	1,000	K271782-4	1,000	K7513186	4,000	P939194-4	4,000
D135957-7	1,000	D462649	2,000	E258370-8	1,000	E7133484	1,000	G190461	1,000	G5658704	6,000	H406790-A	12,000	K2767600	3,000	K7558937	1,000	P970148A	6,000
D137088-0	1,000	D464466	1,000	E259335	1,000	E721149	1,000	G190819	2,000	G5676923	7,000	H4101873	12,000	K279477	1,000	K7571518	1,000	P9745924	3,000
D137237	22,000	D4700415	17,000	E2604659	2,000	E721338	24,000	G193619A	4,000	G5697157	2,000	H4153253D	3,000	K2800020	1,000	K769131 9	1,000	PB10919	3,000
D142405	1,000	D4711743	6,000	E2657485	1,000	E7229988	4,000	G1942793	1,000	G5746069	1,000	H4154462	4,000	K2804530	1,000	K7696000	1,000	PB10927	6,000
D143193-6	1,000	D4730306	2,000	E2770613	3,000	E7233357	1,000	G1958703	1,000	G5749483	3,000	H4188758	12,000	K287265	1,000	K775670 4	3,000	PB10969	22,000
D146456	2,000	D4734409	2,000	E2813134	1,000	E7247986	1,000	G200708-7	1,000	G5772876	6,000	H420910(0	2,000	K2977524	1,000	K7891423	1,000	PB11040	6,000
D147072-9	3,000	D4743823	4,000	E283747	1,000	E726079-6	1,000	G202048	1,000	G579318-0	1,000	H4221607	6,000	K2978830	1,000	K7898649	1,000	PB11216	3,000
D1480538	12,000	D4789130	3,000	E2853594	2,000	E7316066	2,000	G2056053	1,000	G585248(9	2,000	H4249625	5,000	K2980347	6,000	K790195A	1,000	PB11411	5,000
D1482433	6,000	D4796897	3,000	E2871975	3,000	E748087	3,000	G205709(2	2,000	G5859483	2,000	H4263253	1,000	K3027848	2,000	K793574	6,000	PB11412	4,000
D150068	5,000	D4797052	1,000	E2902854	4,000	E749085-6	1,000	G207609	1,000	G5862565	2,000	H4276134	2,000	K3027902	3,000	K794903	24,000	PB11413	4,000
D152377	1,000	D4828691	2,000	E2931153	1,000	E7522561	1,000	G2113081	1,000	G586840	2,000	H436257	1,000	K303008	1,000	K7980787	4,000	PB11596	6,000
D152844-1	1,000	D4838573	3,000	E2937232	5,000	E7653267	2,000	G2139986	2,000	G5906007	2,000	H4415487	2,000	K305764	1,000	K8150613	1,000	PB11600	5,000
D154449	12,000	D487574-6	6,000	E3020466	5,000	E7707685	1,000	G216574-A	1,000	G594084	1,000	H4440112	5,000	K3064107	1,000	K8164223	1,000	PB11639	6,000
D154808-6	1,000	D4899203	5,000	E3028317	3,000	E7738408	3,000	G2233214	1,000	G595110-A	1,000	H4441925	1,000	K318657-1	2,000	K8240213	1,000	PB12310	7,000
D157377-3	139,000	D4912315	1,000	E3047974	2,000	E7763305	1,000	G2266163G	3,000	G596933-5	1,000	H453583	1,000	K3215210	1,000	K832000	4,000	PB12404	3,000
D1630483	2,000	D493761A	1,000	E310885	1,000	E787472	4,000	G228030-1	1,000	G6020177	1,000	H4563184	1,000	K3220613	6,000	K843282-4	1,000	PB12510	2,000
D164498-0	1,000	D4970552	2,000	E3142004	4,000	E7897387	1,000	G2289678	6,000	G6053164	3,000	H456437	1,000	K322067	1,000	K8547831	1,000	PB12542	6,000
D1657446	1,000	D498414	1,000	E3203453	1,000	E8002316	3,000	G230202A	1,000	G6067351 E8395504	7,000	H456690	2,000	K322467-8	1,000	K858693	2,000	PB12656	12,000
D166718	1,000	D5018758	1,000	E324719-9	1,000	E8008128	1,000	G2346779	5,000	G6071359	1,000	H456961	1,000	K323502	1,000	K8606986	1,000	PB13061	7,000
D1695151	1,000	D508198 0	1,000	E3305566	1,000	E8065369	1,000	G2371536	4,000	G6073955	1,000	H457111A	5,000	K3253929	3,000	K8615195	1,000	PB13068	2,000
D1705807	1,000	D509125-0	1,000	E3374975	1,000	E808073	1,000	G242072-3	2,000	G6101460	12,000	H457849	4,000	K325836A	3,000	K8618593	3,000	PB71743	5,000
D1722221 D4585551	7,000	D5094020	1,000	E339884	1,000	E8094822	2,000	G2436662	1,000	G6120678	5,000	H460574-A	2,000	K327434-9	7,000	K8628246	4,000	PCHN14923	7,000
D1746546	1,000	D5142939	12,000	E349744-9	1,000	E8107320	3,000	G247100	6,000	G6123979	3,000	H4624973	1,000	K3301842	1,000	K8677158	1,000	PN53855	12,000
D1763084	2,000	D5182868	2,000	E3534530	1,000	E8152628	1,000	G2506628	1,000	G6129810	1,000	H467934-4	1,000	K336480-1	1,000	K8789304	4,000	PP00275	6,000
D1788001	6,000	D527045 7	1,000	E3546733	3,000	E817559	4,000	G251507-4	2,000	G6132773	2,000	H471475	1,000	K3388794	1,000	K883623A	1,000	PS11041	4,000
D1806174	6,000	D5288585	3,000	E354974(0	6,000	E826446-9	1,000	G2515775	1,000	G6142345	4,000	H4804157	3,000	K3397254	1,000	K8864438	3,000	PS11579	1,000
D1859316	6,000	D5303584	1,000	E356787-0	7,000	E8265554	6,000	G2544120	1,000	G6151026	2,000	H4843691	7,000	K343087(1	1,000	K8869855	1,000	R011216-9	4,000
D1873823	2,000	D532554	1,000	E3578821E	1,000	E8325549	1,000	G2572302	1,000	G6205878	1,000	H4847743	1,000	K3441423	3,000	K892203 9	1,000	R0303398	2,000
D1880307	4,000	D532721-1	1,000	E358030	1,000	E8336850	6,000	G2598670	6,000	G6214435	1,000	H4879580	1,000	K3524698	3,000	K895855	3,000	R087682	2,000
D1934075	2,000	D5339627	3,000	E3646614	1,000	E8370374	1,000	G2668075	1,000	G6218341	3,000	110815LK	6,000	K352849(9	1,000	K9158049	3,000	R0882053	1,000
D2046351	1,000	D538900-4	1,000	E365819	2,000	E8432698	2,000	G273177A	20,000	G624494/6	6,000	110816LK	107,000	K355542(9	1,000	K9182179	4,000	R1082387	1,000
D2053862	2,000	D5395713	3,000	E370978	1,000	E8480609	1,000	G2736291	1,000	G6273229	4,000	110867LK	4,000	K357327	2,000	K919927-6	1,000	R2260971	3,000
D2077214	1,000	D5464065	7,000	E3714490	2,000	E8488472	12,000	G275950-A	2,000	G6287920	3,000	110871LK	1,000	K3739880	1,000	K929868	1,000	R237510(8	1,000
D208251A	3,000	D546801A	6,000	E3807138	3,000	E8495258	4,000	G2775270	1,000	G6409481	2,000	110875LK	6,000	K3780708	5,000	K9362126	1,000	R2384557	1,000
D211319	2,000	D551447A	1,000	E381941-1	2,000	E8535799	1,000	G278746	1,000	G6431304	1,000	110912LK	3,000	K3803643	1,000	K939886	1,000	R261692A	3,000
D2153115	1,000	D551609-A	1,000	E3843533	2,000	E8551255	2,000	G2820802	1,000	G6495086	5,000	110936LK	4,000	K381257A	3,000	K941262A	6,000	V001013-8	1,000
D219581-0	1,000	D5521212	1,000	E384383	1,000	E856002	7,000	G2832304	1,000	G6499286	1,000	K0021989	3,000	K382155	1,000	K9451978	1,000	V0011614	1,000
D2205468	4,000	D5526346	1,000	E3883675	17,000	E8572546	3,000	G284754	2,000	G655378	2,000	K008280-5	1,000	K3826465	4,000	K9469761	4,000	V0018538	1,000
D2229529	1,000	D5530394	4,000	E397104	4,000	E8620176	1,000	G287419	5,000	G6560465	1,000	K0091677	3,000	K3860922	1,000	K947679	1,000	V002011-7	1,000
D230458	1,000	D553605	1,000	E4016045	1,000	E8660321	5,000	G2906650	4,000	G6560945	1,000	K012697-7	2,000	K3884015	1,000	K9480919	2,000	V004296A	3,000
D2344808	1,000	D5585407	7,000	E4043433	5,000	E8673598	3,000	G2992581	3,000	G659868	5,000	K018803	1,000	K3906264	1,000	K9489568	1,000	V004359	3,000
D235112 A	1,000	D559706	1,000	E4049172	3,000	E869563A	1,000	G299668	1,000	G660685	2,000	K0207918	3,000	K396378	1,000	K951985	1,000	V0166634	1,000
D2351197	4,000	D559961-0	1,000	E4071429	3,000	E8706526	1,000	G3033014	1,000	G668465(2	1,000	K026277(3	2,000	K4045254	4,000	K955191	2,000	V019386	1,000
D237575-4	2,000	D5615365	1,000	E410517A	1,000	E8789685	2,000	G306151-4	2,000	G6691462	1,000	K026914A	1,000	K405108	1,000	K957533-2	1,000	V0203807	1,000
D241053-3	2,000	D562924(2	1,000	E4105781	1,000	E880707	2,000	G306810-1	1,000	G670532-3	3,000	K027457-7	6,000	K4110331	1,000	K958823A	2,000	V0214779	3,000
D2445108	2,000	D5674442	1,000	E4106001	1,000	E8846352	1,000	G3087998	1,000	G673644A	3,000	K0281654	2,000	K4119320	3,000	K962356	1,000	V022049-3	1,000
D248589-4	5,000	D568164-3	1,000	E4129656	1,000	E884665(4	1,000	G3150819	1,000	G6819000	1,000	K0316423	1,000	K411971-1	1,000	K969269A	1,000	V023599 7	1,000
D248590-8	5,000	D569830-9	1,000	E4152976	1,000	E888324	1,000	G323167	3,000	G685731(A	2,000	K035995-5	12,000	K4133803	3,000	K9773320	1,000	V032017A	1,000
D248693 9	6,000	D569903-8	1,000	E4177243	1,000	E889334	2,000	G326908	1,000	G6897400 G656147A	1,000	K0365521	3,000	K413650	1,000	K9775528	3,000	V0329401	1,000
D2635896	2,000	D5724393	1,000	E419268	2,000	E892854-5	3,000	G3310557	5,000	G6945782	3,000	K040326	3,000	K4146417	1,000	K977754	1,000	V0416797	2,000
D2642671	12,000	D576219	2,000	E4216818	22,000	E8982914	1,000	G3378194	3,000	G695989	1,000	K0412368	1,000	K4206398	1,000	K9783261	1,000	V042231	1,000
D2668344	1,000	D583239	5,000	E432560-9	1,000	E9012374	3,000	G3418706	1,000	G699242A	5,000	K0437271	1,000	K422326	1,000	K9849750	3,000	W04666832	1,000
D2668824	3,000	D589593-7	1,000	E4344921	3,000	E9053759	1,000	G345721-3	1,000	G7014901	3,000	K0437522	3,000	K4228014	1,000	K9852735	1,000	XD8337611	1,000
D266911-1	1,000	D593966	16,000	E441689-2	4,000	E905476A	4,000	G3503371	1,000	G701586	1,000	K0496790	3,000	K4275276	4,000	L9484015	6,000	XG4765471	16,000
D268216-9	1,000	D5954615	1,000	E4509343	2,000	E9101652	6,000	G3521531	5,000	G702789	1,000	K0571725	4,000	K435088A	5,000	M00185	1,000	Z002999-9	6,000
D268698	2,000	D5997691	1,000	E4513499 K8078637	2,000	E9129387	4,000	G3527971	3,000	G7043553	1,000	K058206-9	1,000	K4365852	1,000	MB01028	6,000	Z0039595	3,000
D2701082	1,000	D6087354	3,000	E453099	1,000	E9148349	1,000	G361646-A	4,000	G710127	1,000	K0588113	2,000	K445765A	1,000	MB01216	1,000	Z006423-9	5,000
D2707811	2,000	D6132112	1,000	E460930	74,000	E9238038	1,000	G3661597	1,000	G7133595	1,000	K060040(7	1,000	K447745-6	1,000	MB01335	6,000	Z0118347	3,000
D272610-7	1,000	D614241A	3,000	E4613833	3,000	E932373-6	1,000	G3671452	2,000	G715366-9	1,000	K061498A	5,000	K4555325	1,000	MM70480	1,000	Z015261-8	5,000
D2727136	1,000	D622586	24,000	E463850A	1,000	E934987-5	1,000	G367270A	2,000	G803794-8	1,000	K0620009	1,000	K466345	2,000	MS00761	5,000	Z030265	1,000

			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	G3537971	3,000	G7043553	1,000	K058206-9	1,000	K4365852	1,000	MB01028	6,000	Z0039595	3,000
D2701082	1,000	D6087354	3,000	E453099	1,000	E9148349	1,000	G361646-A	4,000	G710127	1,000	K0588113	2,000	K445765A	1,000	MB01216	1,000	Z006423-9	5,000
D2707811	2,000	D6132112	1,000	E460930	74,000	E9238038	1,000	G3661597	1,000	G7133595	1,000	K060040(7	1,000	K447745-6	1,000	MB01335	6,000	Z0118347	3,000
D272610-7	1,000	D614331A	3,000	E4613833	3,000	E932373-6	1,000	G3671452	2,000	G715366-9	1,000	K061498A	5,000	K4555325	1,000	MM70480	1,000	Z015261-8	5,000
D2727138	1,000	D622386	24,000	E463850A	1,000	E934987-5	1,000	G367270A	2,000	G803794-8	1,000	K0620009	1,000	K466343	2,000	MS00761	3,000	Z030265	1,000
D2749115	1,000	D625398A	1,000	E4639514	3,000	E940715	1,000	G3710237	6,000	G8121531	4,000	K0624144	5,000	K4727045	1,000	P000386 0	1,000	Z054428-1	1,000
D278889-7	1,000	D6282858	2,000	E4647010	1,000	E9412534	2,000	G3715467	1,000	G8145570	2,000	K066435-9	1,000	K4733223	1,000	P003202A	1,000	Z0563332	1,000
D279909-0	4,000	D6298568	6,000	E464710A	1,000	E9441216	4,000	G380388A	6,000	G8198658	1,000	K0694347	1,000	K4791932	1,000	P021893	4,000	Z070333	2,000
D2800226	1,000	D6411976	30,000	E466436-3	1,000	E9545666	4,000	G3817864	5,000	G820300	2,000	K071060	1,000	K479201	3,000	P027359 0	1,000	Z0873536	3,000
D281468	1,000	D6414886	1,000	E467273 2	2,000	E9602414	6,000	G3858250	6,000	G820494(1	3,000	K0719897	3,000	K4813235	1,000	P0305980	1,000	Z1601602	1,000
D283001-A	1,000	D6431209	1,000	E4684684	2,000	E962163A	1,000	G3870196	1,000	G821843	1,000	K072922-1	3,000	K482303	1,000	P030912	1,000	Z1611934	1,000
D286992	1,000	D6433295	7,000	E471440-0	1,000	E9621648	3,000	G3879657	3,000	G900327	6,000	K074056A	1,000	K484355A	4,000	P049377	1,000	Z1623088	1,000
D2874114	1,000	D6477934	1,000	E472428-7	1,000	E974809-5	5,000	G3880728	1,000	G9006981	1,000	K076408-6	1,000	K488105	1,000	P0862286	2,000	Z1741579	1,000
D287647	1,000	D652568	3,000	E4864151	2,000	E975629-2	1,000	G388862	3,000	G901311-2	1,000	K0774103	6,000	K4931682	1,000	P0871358	5,000	Z1827082	1,000
D288985-5	1,000	D655023	1,000	E4902231	166,000	E976239-4	5,000	G3931209	1,000	G903183-8	1,000	K077482 0	1,000	K4959671	1,000	P0874047	1,000	Z204695-5	1,000
D289492	2,000	D6657339	2,000	E491368 3	1,000	E9768193	1,000	G3940089	3,000	H0107036	1,000	K077557	5,000	K497667 3	1,000	P1036398	1,000	Z232651-6	1,000
D2912806	7,000	D6677410	1,000	E497344	1,000	E979926/9	6,000	G3956872	1,000	H0170919	3,000	K0843954	2,000	K498144	1,000	P1200600	3,000	Z234997 4	1,000
D2943124	3,000	D670057	12,000	E4999340	4,000	E983556-7	1,000	G3987034	2,000	H0188060	4,000	K087454-A	4,000	K5070309	1,000	P1227975	1,000	Z299395	1,000
D295357A	1,000	D692470-1	1,000	E504687-8	6,000	E9907053	3,000	G4002449	2,000	H021322	1,000	K0875740	1,000	K507779	6,000	P125067-5	1,000	Z3034772	1,000
D295358	2,000	D6933484	1,000	E505153	2,000	E9929898	1,000	G4048414	3,000	H0229166	2,000	K0908649	3,000	K5148022	2,000	P1266148	6,000	Z3071074	1,000
D296332-A	6,000	D6941967	1,000	E510712	3,000	E995302	7,000	G4048465	1,000	H0252478	4,000	K0938203	1,000	K515334	1,000	P137182	1,000	Z3213995	1,000
D2989647	2,000	D694386	6,000	E511737	4,000	E997209-2	1,000	G406590-4	1,000	H030291	2,000	K0939412	1,000	K5205565	1,000	P1431602	1,000	Z326205 8	1,000
D307767	1,000	D6966333	3,000	E5166954	7,000	E998047-8	6,000	G4068156	1,000	H0315305	1,000	K094352	1,000	K530100-9	2,000	P14415934	6,000	Z365480(0	1,000
D314859A	1,000	D6992316	6,000	E5223621	4,000	E9988266	4,000	G4074121	1,000	H0338941	1,000	K0977101	1,000	K545213(9	2,000	P153452	2,000	Z366315	2,000
D3167039	1,000	D707311A	4,000	E5281176	1,000	G0025185	1,000	G4119508	1,000	H0391559	3,000	K105663 8	3,000	K5458269	1,000	P1823977	1,000	Z367528-A	1,000
D3198651	2,000	D7073330	2,000	E5285759	3,000	G004995	2,000	G4162306	1,000	H0441246	23,000	K1062174	1,000	K547777	1,000	P185612	1,000	Z374489-3	1,000
D320459	6,000	D7075481	1,000	E5308678	1,000	G008113-1	1,000	G416941-6	1,000	H0446531	1,000	K1117955	1,000	K547848	1,000	P1990490	3,000	Z397252	1,000
D325108-0	1,000	D707878	4,000	E5311423	1,000	G0099030	1,000	G426741-8	1,000	H0538887	4,000	K1118676	1,000	K5497094	2,000	P2357554	1,000	Z404485-2	1,000
D3154659	6,000	D7079266	3,000	E5312918	4,000	G0111472	3,000	G4279785	1,000	H059729	1,000	K1119230	4,000	K554242	1,000	P241410(8	1,000	Z405313	1,000
D3270840	1,000	D750838	3,000	E5320449	1,000	G0234094	1,000	G4305573	4,000	H078090	2,000	K114382	1,000	K554416-5	1,000	P241877(4	1,000	Z407310	1,000
D3301657	2,000	D7521821	1,000	E535054	1,000	G023964	1,000	G440934-4	1,000	H082268	1,000	K115838 4	1,000	K5627621	4,000	P2445801	5,000	Z408277(0	1,000
D3302572	1,000	D7703884	5,000	E535667	3,000	G0244812	1,000	G4420402	1,000	H107195	1,000	K1220187	3,000	K5643961	3,000	P264096	1,000	Z4193726	1,000
D331476-7	1,000	D8126977	3,000	E5359590	3,000	G0253528G	2,000	G444553	1,000	H112519	4,000	K1222163	6,000	K569422(1	6,000	P2657183	2,000	Z4278179	1,000
D334137-2	1,000	D8127426	2,000	E541133-9	2,000	G0289638	4,000	G446583A	6,000	H117523A	7,000	K1225421	3,000	K572946-7	1,000	P275989A	1,000	Z436039-8	2,000
D334598-0	16,000	D8134791	1,000	E5447376	1,000	G0290571	3,000	G448205A	1,000	H1192657	1,000	K125443-A	4,000	K573497	2,000	P283073A	1,000	Z4487061	2,000
D3369537	3,000	D8143790	1,000	E5488838	4,000	G029183-7	2,000	G449358	6,000	H1360185	1,000	K1263994	3,000	K579358	1,000	P2975940	1,000	Z7220999	1,000
D3371140	6,000	D814556	6,000	E557134-4	6,000	G0425647	1,000	G4494600	1,000	H140162-0	2,000	K1296485	1,000	K5793769	3,000	P300003	12,000		
D338388-2	6,000	D816272-8	3,000	E5574912	3,000	G047282	12,000	G4508296	6,000	H144782(5	1,000	K135017A	1,000	K584325	1,000	P303385A	1,000		
D3399150	5,000	D825050	6,000	E5597491	3,000	G0482853	2,000	G4513257	4,000	H1524080	6,000	K143213-3	1,000	K5977622	1,000	P3228219	2,000		
D3453902	3,000	D830307-0	1,000	E560997-A	2,000	G0537292	1,000	G4518070	2,000	H300846	1,000	K145176-6	1,000	K597824	1,000	P3364708	6,000		
D3454682	2,000	D832991-6	2,000	E566040	16,000	G05743236	3,000	G4545175	1,000	H305376A	4,000	K1459341	2,000	K6038603	1,000	P345989	1,000		
D3479480	1,000	D833703	1,000	E5666159	1,000	G0635722	2,000	G454888/3	1,000	H305615-7	1,000	K147657-2	5,000	K6137504	1,000	P347368A	4,000		
D348777 7	6,000	D8378461	1,000	E5675786	2,000	G065283A	17,000	G4573608	1,000	H311358	1,000	K1479385	2,000	K614222	2,000	P3519221	3,000		
D349840A	7,000	D841369-0	17,000	E569442A	2,000	G066257	22,000	G4581554	1,000	H3132856	4,000	K148937-2	1,000	K6152228	3,000	P3638980	12,000		
D3554768	3,000	D8474916	7,000	E570039A	1,000	G0700532	90,000	G4669664	1,000	H314367-A	1,000	K1504428	3,000	K617843A	1,000	P3691504	4,000		

領取／寄發H股股票以及退還認購金額

使用白色申請表格而全部或部分申請獲接納的申請人的H股股票，以及使用白色及黃色申請表格的申請人的退款支票，包括全部或部分不獲接納申請的退款支票，及由於發售價低於每股發售股份4.175港元，多收的認購金額(不計利息及連同多收認購金額所佔的經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費)的退款支票，預期於二零零四年六月十五日(星期二)以普通郵遞寄發予有關人士，郵誤風險概由彼等承擔。

以白色或黃色申請表格申請認購500,000股或以上的公開發售股份，並在其申請表格中表明擬親身領取退款支票及(如適用)H股股票的申請人，可前往香港中央證券登記有限公司領取，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716號舖。親身領取H股股票及退款支票的日期及時間為二零零四年六月十五日(星期二)上午九時正至下午一時正。

選擇親身領取退款支票及股票(如適用)的個人申請人，不可授權任何其他人士代為領取。選擇親身領取的公司申請人，須由持有蓋上公司印章的公司授權函件的授權代表領取。個人及授權代表(如適用)必須於領取時出示獲香港中央證券登記有限公司接納的身份證明文件。未獲領取的H股股票及退款支票，將於指定領取時間(即二零零四年六月十五日(星期二)下午一時正)後在實際可行情況下盡快以普通郵遞寄發予有關申請表格列明的地址，郵誤風險概由申請人承擔。

在股份發售在各方面成為無條件，以及各包銷協議概無根據其條款終止的情況下，H股股票方能成為所有權的有效憑證，時間預期為二零零四年六月十六日(星期三)上午八時左右。

以電子認購指示提出申請的退款，將於二零零四年六月十五日(星期二)存入有關中央結算系統參與者的銀行賬戶。申請人可於二零零四年六月十五日(星期二)向其指定的中央結算系統參與者(倘其為透過中央結算系統經紀／託管商參與者提出申請)或通過「結算通」電話系統或中央結算系統的互聯網系統(根據當時生效的香港結算「投資者戶口持有人操作簡介」內所載程序)(倘其為中央結算系統投資者戶口持有人身份提出申請)查詢退款的金額(如有)。本公司明白，香港結算亦會向中央結算系統投資者戶口持有人提供結單，列明存入彼等的銀行賬戶的退款金額。

H股股票存入中央結算系統

對以黃色申請表格或透過電子認購指示提出申請的人士，而其申請全部或部分獲接納，則所獲分配的公開發售股份的股票將以香港結算(代理人)名義發出，並於二零零四年六月十五日(星期二)辦公時間結束時或在若干未能預料的情況下，於香港結算或香港結算(代理人)決定的任何其他日期，存入中央結算系統，以撥入其中央結算系統投資者戶口持有人股份賬戶或其所指定的中央結算系統參與者的股份賬戶內。

如申請人為通過其指定的中央結算系統經紀／託管商參與者(中央結算系統投資者戶口持有人除外)提出申請，而其申請全部或部分獲接納，則該等申請人可向該中央結算系統參與者查核有關其獲配發的公開發售股份數目。

對以中央結算系統投資者戶口持有人身份提出申請的人士，而其申請全部或部分獲接納，申請人可查核本公告(以電子認購指示提出申請的申請人亦可通過「結算通」電話系統或中央結算系統互聯網系統查詢其申請結果)，如發現任何誤差，請於二零零四年六月十五日(星期二)下午五時正前通知香港結算。申請人如透過發出電子認購指示申購可於二零零四年六月十五日(星期二)，或如以黃色申請表格申購則可於二零零四年六月十六日(星期三)，利用「結算通」電話系統及中央結算系統互聯網系統(根據載於當時生效的香港結算「投資者戶口持有人操作簡介」內的程序)查詢其賬戶的最新結餘。本公司明白，香港結算亦會向上述申請人提供活動結單，列明存入彼等的中央結算系統投資者戶口持有人股份賬戶的公開發售股份數目。

配售

董事亦公佈，配售初步可供認購的2,299,000,000股H股適中地獲超額認購。由於採取回撥機制，根據配售提呈的配售股份總數已減少至2,178,000,000股H股。待招股章程「股份發售的架構」一節所述的條件達成後，所有配售股份將獲全數配發。配售乃符合上市規則附錄六及本公司所獲的意見為，緊隨股份發售後，將無承配人個別持有本公司經擴大後已發行股本10%以上的權益。

本公司已授予配售聯席牽頭經辦人超額配股權，可由法國巴黎百富勤(獲MSIL事先同意)代表配售聯席牽頭經辦人，於根據公開發售遞交申請的最後日期(即二零零四年六月九日)起計的三十日內隨時行使，以要求本公司發行最多合共330,000,000股額外H股及要求售股股東出售(須根據及受國資委和社保基金理事會分別進一步授出批准及授權規限)最多合共33,000,000股額外H股，以補足配售的超額配發。倘超額配股權獲行使，則會於報章另行公佈。

開始買賣日期

預期H股將於二零零四年六月十六日(星期三)上午九時三十分開始在聯交所主板買賣。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

香港，二零零四年六月十五日

於本公告刊發日期，本公司的董事為李克麟、賈鴻祥、李紹德、張建華、王大雄、王湘雲、胡漢湘、顧念祖、汪宗熙及林兆偉。

* *本公司以其英文名稱「China Shipping Container Lines Company Limited」根據香港法例第32章公司條例第十一部登記為一間海外公司。*

→ CYL, EC, AFJ, SMC, LM, SDL, TZS, CMK

This announcement is for information purposes only and does not constitute an offer or an invitation to induce an offer by any person to acquire, purchase or subscribe for securities. Potential investors should read the prospectus dated Friday, 4th June, 2004 (the "Prospectus") issued by 中海集裝箱運輸股份有限公司 (China Shipping Container Lines Company Limited) (the "Company") for detailed information about the placing and public offer described below before deciding whether or not to invest in the shares thereby being offered.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless defined herein, terms in this announcement shall have the same meanings as those defined in the Prospectus. In connection with the Share Offer, BNP Paribas Peregrine or any person acting for it, may, but is not obliged to, over-allocate H Shares and/or effect transactions with a view to stabilising or maintaining the market price of the H Shares at levels higher than that which might otherwise prevail in the market for a limited period after the issue date of the Prospectus. However, there is no obligation on BNP Paribas Peregrine to do this. Such transaction may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements, including the Securities and Futures (Price Stabilizing) Rules made under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), and, if commenced, may be discontinued at any time and is required to be brought to an end after a limited period. The details of such stabilisation and how it will be regulated under the Securities and Futures Ordinance are contained in the Prospectus. The number of H Shares being offered in the Placing may be increased by up to and not more than an aggregate of 363,000,000 additional H Shares through the exercise of the Over-allotment Option granted to the Placing Joint Lead Managers, exercisable by BNP Paribas Peregrine (with the prior consent of Morgan Stanley & Co. International Limited) on behalf of the Placing Joint Lead Managers, by the Selling Shareholder and the Company to cover over-allocations in the Placing by requiring the Selling Shareholder to sell and the Company to allot and issue up to an additional 33,000,000 H Shares and 330,000,000 H Shares, respectively within 30 days from the last day for lodging applications under the Public Offer. In the event that such Over-allotment Option is exercised, a corresponding press announcement will be made.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PLACING AND PUBLIC OFFER

Number of Offer Shares	:	**2,420,000,000 H Shares (subject to the Over-allotment Option)**
Number of Public Offer Shares	:	**121,000,000 H Shares (subject to adjustment)**
Number of Placing Shares	:	**2,299,000,000 H Shares (subject to adjustment and the Over-allotment Option)**
Offer Price	:	**not more than HK$4.175 per H Share (payable in full in Hong Kong dollars on application, plus 1% brokerage, a SFC transaction levy of 0.005%, an investor compensation levy of 0.002% and a stock exchange trading fee of 0.005% and subject to refund) and expected to be not less than HK$3.175 per H share**
Nominal value per H Share	:	**RMB1.00**
Stock code	:	**2866**

Sole Global Coordinator and Sole Sponsor

BNP PARIBAS PEREGRINE

Joint Bookrunners and Joint Lead Managers

BNP PARIBAS PEREGRINE ***MORGAN STANLEY***

The Company is initially offering 121,000,000 Public Offer Shares for subscription, representing 5% of the total number of H Shares initially being offered in the Share Offer, by way of a public offer in Hong Kong. Application has been made to the Listing Committee of the Stock Exchange for the granting of the listing of, and permission to deal in, the H Shares of the Company to be sold or issued as described in the Prospectus (including additional H Shares which may be sold or issued pursuant to the exercise of the Over-allotment Option). Dealings in the H Shares on the Stock Exchange are expected to commence at 9:30 a.m. on Wednesday, 16th June, 2004. Applications for the H Shares should only be made and will only be considered for acceptance on the basis set out in the Prospectus and the prescribed **WHITE** or **YELLOW** application forms or by giving electronic application instructions via CCASS to HKSCC. It should be noted that **multiple or suspected multiple applications or any application for more than 60,500,000 H Shares, being 50% of the Public Offer Shares initially being offered to the public, will be rejected.** Only one application on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** via CCASS to HKSCC may be made for the benefit of any person. Applicants are required to undertake and confirm that they or the relevant beneficial owner(s) have not applied for, indicated an interest or taken up and will not apply for, indicate an interest in or take up H Shares under the Placing. Subject to the granting of the listing of, and permission to deal in, the H Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the H Shares on the Stock Exchange or such other date as determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Share Offer is subject to the conditions set out in the paragraph headed "Conditions" in the section headed "Structure of the Share Offer" in the Prospectus.

The Offer Price is expected to be determined by agreement between the Company, the Selling Shareholder and the Public Offer Joint Lead Managers (on behalf of the Underwriters) at or before 6:00 a.m. on Thursday, 10th June, 2004 or such later time as may be agreed by the the Company, the Selling Shareholder and the Public Offer Joint Lead Managers (on behalf of the Underwriters) but in any event no later than 9:00 a.m. on Thursday, 10th June, 2004.

The Offer Price will be not more than HK$4.175 per Offer Share and is expected to be not less than HK$3.175 per Offer Share. The Public Offer Joint Lead Managers (on behalf of the Underwriters, and with the consent of the Selling Shareholder and the Company) may reduce the indicative Offer Price range below that stated in the Prospectus at any time prior to the morning of the last day for lodging applications under the Public Offer. In such a case, an announcement of the reduction of the indicative Offer Price range will be published by the Company in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese), as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the last day for lodging applications under the Public Offer. If applications for Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Public Offer, then even if the Offer Price is so reduced, such applications cannot be subsequently withdrawn. If, for any reasons, the Public Offer Joint Lead Managers (on behalf of the Underwriters), the Selling Shareholder and the Company are unable to reach an agreement on the Offer Price at or before 9:00 a.m. on Thursday, 10th June, 2004, the Share Offer will not become unconditional and will lapse.

If the Share Offer does not become unconditional, all application monies received from applicants under the Public Offer will be refunded, and in the event that the Offer Price is less than the price per H Share initially paid upon application, the appropriate portion of affected applicants' application monies will be refunded to wholly or partially successful applicants, in each case without interest and on the terms set out under the paragraph headed "Refund of your money — Addition Information" in the section headed "Terms and conditions of the Public Offer" in the Prospectus. Refund cheques will also be issued, in accordance with such terms and conditions, in respect of wholly or partially unsuccessful applications. Applicants for 500,000 H Shares or more who have indicated in their application forms that they wish to collect refund cheque(s) (where applicable) and H Share certificate(s) (where applicable) personally, may collect refund cheque(s) (where applicable) and H Share certificate(s) (where applicable) from the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m.-1:00 p.m. on Tuesday, 15th June, 2004 or any other date notified by the Company by way of a newspaper announcement as the date of despatch of H Share certificates and/or refund cheques. Uncollected H Share certificates and refund cheques will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant application forms. H Share certificates will only become valid certificates of title provided that the Share Offer has become unconditional in all aspects and neither of the Underwriting Agreements has been terminated in accordance with its terms, which is expected to be at around 8:00 a.m. on Wednesday, 16th June, 2004.

Applicants who would like H Shares to be registered in their own names should complete and sign the **WHITE** application forms. Applicants who would like to have allotted H Shares registered in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to their investor participant stock account or the stock account of their designated CCASS participants maintained in CCASS should either (i) complete and sign the **YELLOW** application forms, copies of which, together with the Prospectus, may be obtained during normal business hours from 9:00 a.m. on Friday, 4th June, 2004 until 12:00 noon on Wednesday, 9th June, 2004 at the Depository Counter of HKSCC, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong or the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong, or (ii) arrange to give **electronic application instructions** to HKSCC. Copies of the Prospectus, together with **WHITE** application forms, may be obtained during normal business hours in the same period from:

1. Any participant of the Stock Exchange;
2. **BNP Paribas Peregrine Capital Limited**, 36th Floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong;
3. **Morgan Stanley Dean Witter Asia Limited**, 30th Floor, Three Exchange Square, Central, Hong Kong;
4. **Credit Suisse First Boston (Hong Kong) Limited**, 45/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong;
   BOCI Asia Limited, 35/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong;
   Tai Fook Securities Company Limited, 25/F New World Tower, 16-18 Queen's Road Central, Hong Kong;
   First Shanghai Securities Limited, 19/F Wing On House, 71 Des Voeux Road, Central, Hong Kong;
   ICEA Capital Limited, 42nd Floor, Jardine House, 1 Connaught Place, Central, Hong Kong;
   Prudential Brokerage Limited, 9/F., Worldwide House, 19 Des Voeux Road C., Central, Hong Kong;
   Shenyin Wanguo Capital (H.K.) Limited, 28/F., Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong;
   Sun Hung Kai International Limited, Level 12, One Pacific Place, 88 Queensway, Hong Kong;
   South China Securities Limited, 28/F., Bank of China Tower, No. 1 Garden Road, Central, Hong Kong;
   Wintech Securities Ltd, 1701 Hang Seng Building, 77 Des Voeux Road, Central, Hong Kong; or

any of the following branches of **Standard Chartered Bank**:

Branches	**Address**
Hong Kong:	
88 DVR Branch	88 Des Voeux Road Central
Central Branch	Shop no. 16, G/F & LG/F, New World Tower, 16-18 Queen's Road Central
Leighton Centre Branch	Shop 12-16, Upper Ground Floor, Leighton Centre, 77 Leighton Road

This announcement is for information purposes only and is not, and is not intended or calculated to be, an offer of, or an invitation to purchase or to induce an offer by any person to acquire or purchase, securities of 中海集裝箱運輸股份有限公司 (China Shipping Container Lines Company Limited) (the "Company") within Hong Kong, or elsewhere.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless defined herein, terms in this announcement shall have the same meanings as those defined in the prospectus dated 4th June, 2004 (the "Prospectus") issued by the Company.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PLACING AND PUBLIC OFFER

Number of Offer Shares	:	2,420,000,000 H Shares (subject to the Over-allotment Option)
Number of Public Offer Shares	:	242,000,000 H Shares (as adjusted after clawback)
Number of Placing Shares	:	2,178,000,000 H Shares (as adjusted after clawback and subject to the Over-allotment Option)
Offer Price	:	HK$3.175 per Offer Share (plus 1% brokerage, a SFC transaction levy of 0.005%, an investor compensation levy of 0.002% and a Stock Exchange trading fee of 0.005%)
Nominal value per H Share	:	RMB1.00
Stock code	:	2866

Sole Global Coordinator and Sole Sponsor

BNP PARIBAS PEREGRINE

Joint Bookrunners and Joint Lead Managers

BNP PARIBAS PEREGRINE **MORGAN STANLEY**

SUMMARY

- The Offer Price has been fixed at HK$3.175 per Offer Share (plus brokerage fee of 1%, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and Stock Exchange trading fee of 0.005% on the Offer Price).
- A total of 41,787 valid applications have been received pursuant to the Public Offer on **WHITE** and **YELLOW** application forms and through electronic application instructions to HKSCC ("EIPO") for a total of 6,436,311,000 H Shares, equivalent to about 53.2 times of the total number of Public Offer Shares initially available for subscription under the Public Offer.
- Due to the over-subscription in the Public Offer, the clawback mechanism as specified in the section headed "Structure of the Share Offer" in the Prospectus has been applied. A total of 121,000,000 Placing Shares initially available for subscription under the Placing have been reallocated to the Public Offer. As a result of such reallocation, there are 242,000,000 Public Offer Shares available for subscription under the Public Offer, representing 10% of the total number of H Shares under the Share Offer (without taking into account H Shares which may be issued pursuant to the Over-allotment Option).
- The 2,299,000,000 Placing Shares initially offered under the Placing were moderately over-subscribed.
- H Share certificates for Public Offer Shares allotted to wholly or partially successful applicants applying for less than 500,000 Public Offer Shares or 500,000 Public Offer Shares or more who did not opt for personal collection using **WHITE** application forms and the relevant refund cheques will be posted by ordinary post to those entitled at their own risk on Tuesday, 15th June, 2004. H Share certificates and refund cheques for applicants applying for 500,000 Public Offer Shares or more who opted for personal collection using the **WHITE** application forms but not collected will be posted by ordinary post to those entitled at their own risk as soon as practicable after the time specified for collection (i.e., 1:00 p.m. on Tuesday, 15th June, 2004).
- H Share certificates for Public Offer Shares allotted to wholly or partially successful applicants using **YELLOW** application forms and through EIPO are expected to be deposited into CCASS for credit to their CCASS Investor Participants' stock accounts or their designated CCASS Participants' stock accounts at the close of business on Tuesday, 15th June, 2004 or, under contingent situations, on any other date as shall be determined by HKSCC or HKSCC Nominees.
- Refund cheques returnable to applicants applying for less than 500,000 Public Offer Shares or 500,000 Public Offer Shares or more who did not opt for personal collection using **YELLOW** application forms will be posted by ordinary post to those entitled at their own risk on Tuesday, 15th June, 2004. Refund cheques for applicants applying for 500,000 Public Offer Shares or more who opted for personal collection using **YELLOW** application forms but not collected will be posted by ordinary post to those entitled at their own risk as soon as practicable after the time specified for collection (i.e., 1:00 p.m. on Tuesday, 15th June, 2004).

[illegible]	Shop No. 16, G/F & LG/F, New World Tower, 16-18 Queen's Road Central
Leighton Centre Branch	Shop 12-16, Upper Ground Floor, Leighton Centre, 77 Leighton Road
Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon:	
Mongkok Bank Centre Branch	Bank Centre, 630-636 Nathan Road, Mongkok
Tsim Sha Tsui Branch	10 Granville Road, Tsimshatsui
Kwun Tong Branch	86-90 Fu Yan Street, Kwun Tong
San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
New Territories:	
Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan
Tai Po Branch	23 & 25 Kwong Fuk Road, Tai Po Market, Tai Po

or any of the following branches of **Bank of China (Hong Kong) Limited**:

Branches	**Address**
Hong Kong:	
Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Wing On House) Branch	71 Des Voeux Road Central
409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
North Point Branch	G/F, Roca Centre, 464 King's Road, North Point
Kowloon:	
Mong Kok Branch	589 Nathan Road, Mong Kok
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
New Territories:	
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long

or any of the following branches of **Hang Seng Bank**:

Branches	**Address**
Hong Kong:	
Head Office	83 Des Voeux Road Central
Central District Branch	Basement, Central Building, Pedder Street
Wanchai Branch	200 Hennessy Road
North Point Branch	335 King's Road
Kowloon:	
Kowloon Main Branch	618 Nathan Road
Hankow Road Branch	4 Hankow Road
Kwun Tong Branch	70 Yue Man Square
New Territories:	
Tsuen Wan Branch	289 Sha Tsui Road, Tsuen Wan
Shatin Branch	Shop 18 Lucky Plaza, Wang Pok Street, Shatin
Tuen Mun Town Plaza Branch	Shop No. 28, Upper G/F, Tuen Mun Town Plaza, Phase II, Tuen Mun

Both **WHITE** and **YELLOW** application forms completed in all respects (to which cheques or banker's cashier orders should be securely stapled) should be deposited in the special collection boxes provided at any of the branches referred to above at the following times on the following dates:

Friday, 4th June, 2004 — 9:00 a.m. to 4:00 p.m.
Saturday, 5th June, 2004 — 9:00 a.m. to 12:00 noon
Monday, 7th June, 2004 — 9:00 a.m. to 4:00 p.m.
Tuesday, 8th June, 2004 — 9:00 a.m. to 4:00 p.m.
Wednesday, 9th June, 2004 — 9:00 a.m. to 12:00 noon

Time for inputting electronic application instructions via CCASS terminals or CCASS Phone System/CCASS Internet System

CCASS Participants can input electronic application instructions at the following times:

Friday, 4th June, 2004 — 9:00 a.m. to 7:00 p.m.(1)
Saturday, 5th June, 2004 — 9:00 a.m. to 3:00 p.m.(1)
Monday, 7th June, 2004 — 9:00 a.m. to 7:00 p.m.(1)
Tuesday, 8th June, 2004 — 9:00 a.m. to 7:00 p.m.(1)
Wednesday, 9th June, 2004 — 9:00 a.m. to 12:00 noon

(1) These times are subject to change as HKSCC may determine from time to time with prior notification to CCASS Participants.

A CCASS Investor Participant may give electronic application instructions through the CCASS Phone System by calling 2979 7888 or through the CCASS Internet System at https://ip.ccass.com (using the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) or go to HKSCC's Customer Service Centre at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong and complete an input request form. Prospectuses are also available for collection at the Customer Services Centre of HKSCC.

A non-CCASS Investor Participant may instruct a broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give electronic application instructions to HKSCC via CCASS terminals to apply for Public Offer Shares on his behalf.

The application lists will open from 11:45 a.m. to 12:00 noon on Wednesday, 9th June, 2004 (or such later date as may apply in case of certain bad weather conditions as described in the section headed "How to apply for H Shares — When to apply for the Public Offer Shares" in the Prospectus).

Subject to the terms and conditions set out in the Prospectus and the application forms relating thereto, applications made on **WHITE** or **YELLOW** application forms, or by giving electronic application instruction to HKSCC, must be received no later than 12:00 noon on Wednesday, 9th June, 2004 (or if the application lists are not open on that day, then by 12:00 noon on the next business day the lists are open). Please see the section headed "How to apply for H Shares" in the Prospectus for further details.

For allocation purposes only, the H Shares being offered for public subscription under the Public Offer (initially being 121,000,000 H Shares, subject to adjustment between the Placing and the Public Offer in the case of over-subscription of 15 times or more in the Public Offer), will be divided equally into two pools: pool A and pool B. The H Shares in pool A will consist of not less than 60,500,000 H Shares (being 50% of the H Shares initially available for subscription under the Public Offer) and will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of HK$5 million (excluding the amounts of brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee payable thereon) or less. The H Shares in pool B will consist of not less than 60,500,000 H Shares and will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee payable thereon). Applicants should be aware that applications in different pools, as well as applications in the same pool (depending on the number of H Shares applied for), may receive different allocation ratios. If one of the pools is undersubscribed, the surplus H Shares in that pool will be transferred to the other pool to satisfy demand in the other pool and be allocated accordingly. Applicants can only receive an allocation of H Shares from either pool A or pool B but not from both pools.

It is expected that the level of indication of interest in the Placing, the Offer Price, the result of applications and the basis of allotment under the Public Offer will be published on or about Tuesday, 15th June, 2004 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

By acquiring the H Shares of the Company, the applicant(s) acknowledge(s) that each of them understands entirely that the registered capital of the Company comprise Domestic Shares and H Shares and that holders of H Shares in the Company shall have the same voting rights as holders of Domestic Shares at general meeting of the Company, save in respect of any resolution varying any of the rights conferred on the holders of Domestic Shares only or, as the case may be, the holders of the H Shares only.

As at the date of this announcement, the directors of the Company are Li Kelin, Jia Hongxiang, Li Shaode, Zhang Jianhua, Wang Daxiong, Wang Xiangyun, Hu Hanxiang, Gu Nianzu, Wang Zongxi, and Lam Siu Wai, Steven.

By order of the Board of Directors
Li Kelin
Chairman

Hong Kong, Friday, 4th June, 2004

* The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".

除本公佈另有界定外，本公佈所用詞彙與招股章程所界定的詞語具相同涵義。就股份發售而言，法國巴黎百富勤或代其行事的任何人士或會(但並無義務)超額配發H股及／或進行交易，以於招股章程刊發日期後一段受限制的期間內穩定或維持H股的市價於在其他情況下無法達到的較高水平。然而，法國巴黎百富勤並無有關義務。該等交易可在允許上述做法的所有司法管轄區根據所有適用的法例及監管規定而進行，包括香港法例第571章證券及期貨條例項下證券及期貨(穩定價格)規則，且一旦開始可隨時終止，並須於有限期間後終止。擬進行的穩定措施詳情及根據證券及期貨條例如何規管的詳情載於招股章程。根據配售提呈發售的H股數目或會因售股股東及本公司授予配售聯席牽頭經辦人可由法國巴黎百富勤(獲Morgan Stanley & Co. International Limited事先同意)代表配售聯席牽頭經辦人行使的超額配股權獲行使，而增加最多但不超過合共363,000,000股額外H股。法國巴黎百富勤可於根據公開發售遞交申請最後日期起計30日內行使超額配股權，要求售股股東出售，以及本公司配發及發行分別多達額外33,000,000股及330,000,000股H股，以補足配售的超額分配。倘超額配股權獲行使，本公司將會發表相關報章公佈。

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)

配售及公開發售

發售股份數目	:	2,420,000,000股H股(視乎超額配股權而定)
公開發售股份數目	:	121,000,000股H股(可予調整)
配售股份數目	:	2,299,000,000股H股(可予調整及視乎超額配股權而定)
發售價	:	每股H股不超過4.175港元(須於申請時以港元繳足，另加1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費，多繳款項可予退還)及預計不低於3.175港元
每股H股面值	:	人民幣1.00元
股份代號	:	2866

獨家全球協調人兼獨家保薦人

法國巴黎百富勤

聯席建檔人兼聯席牽頭經辦人

法國巴黎百富勤 **摩根士丹利**

本公司以於香港進行公開發售的方式，初步提呈121,000,000股公開發售股份以供認購，相當於根據股份發售初步提呈的H股總數的5%。有關批准招股章程所述將出售或發行的本公司H股(包括因行使超額配股權而可能額外出售或發行的H股)上市及買賣的申請，已提交聯交所上市委員會。預期H股將於二零零四年六月十六日(星期三)上午九時三十分開始在聯交所買賣。認購H股的申請，只會根據招股章程及白色或黃色申請表格所載基準而作出，或透過中央結算系統向香港結算發出電子認購指示方可作出及予以考慮接納。謹請注意，重複或疑屬重複的申請，或提出超過60,500,000股H股(即初步提呈予公眾人士的公開發售股份的50%)認購的任何申請概不受理。申請人只可以白色或黃色申請表格或透過中央結算系統向香港結算發出電子認購指示為任何人士的利益提交一份申請。申請人須承諾及確認彼等或所作出申請的有關實益擁有人並未申請、表示有興趣認購或已認購亦將不會表示有興趣認購或將認購配售中的H股。倘H股獲准在聯交所上市及買賣，且本公司符合香港結算的證券收納規定，則H股將獲香港結算接納為合資格證券，自H股在聯交所開始買賣日期或香港結算決定的其他日期起，可於中央結算系統內寄存、結算及交收。所有中央結算系統內的活動均須依據其於當時生效的中央結算系統一般規則及中央結算系統運作程序規則進行。

股份發售須待招股章程「股份發售的架構」一節中「條件」一段所載的各項條件達成後始能作實。

發售價預期將由本公司、售股股東及公開發售聯席牽頭經辦人(代表包銷商)於二零零四年六月十日(星期四)上午六時正或之前，或本公司、售股股東及公開發售聯席牽頭經辦人(代表包銷商)可能協定的較後日期(但無論如何不遲於二零零四年六月十日(星期四)上午九時正)釐定。

發售價將不超過每股發售股份4.175港元，預期亦將不少於每股發售股份3.175港元。在售股股東和本公司同意下，公開發售聯席牽頭經辦人(代表包銷商)可於根據公開發售遞交申請的最後日期上午前的任何時間調低招股章程所述的指示性發售價範圍。在上述情況下，本公司將在決定調低有關範圍後，盡快但無論如何不遲於根據公開發售遞交申請的最後日期上午，於南華早報(以英文)及香港經濟日報(以中文)發表調低指示性發售價範圍的通告。倘認購公開發售股份的申請已於根據公開發售遞交申請的最後日期當日之前呈交，則即使發售價被調低，該等申請亦不得於其後撤回。倘公開發售聯席牽頭經辦人(代表包銷商)、售股股東及本公司基於任何理由而無法於二零零四年六月十日(星期四)上午九時正或之前就發售價達成協議，則股份發售將不會成為無條件，繼而將告失效。

倘股份發售未能成為無條件，則根據公開發售從申請人收取的所有申請款項將獲退還，而倘發售價較申請時初步支付的每股H股價格為低，則受影響申請人適當部分的申請款項，將按招股章程內「公開發售的條款及條件」一節「退款－其他資料」一段中所列的條款，不計利息悉數退還予全部或部分成功的申請人。對全部或部分不成功的申請亦將根據有關條款及條件發出退款支票。申請認購500,000股或以上的H股，且已在有關申請表格上表明擬親自領取退款支票(倘適用)及H股股票(倘適用)的人士，可於二零零四年六月十五日(星期二)(或本公司於報章公佈的任何其他寄發H股股票及／或退款支票日期當日)上午九時正至下午一時正，前往本公司的香港股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室，領取退款支票(倘適用)及H股股票(倘適用)。無人領取的H股股票及退款支票，將會以普通郵遞方式寄往有關申請表格內所填寫的地址，郵誤風險概由申請人承擔。只有當股份發售在各方面成為無條件，以及各份包銷協議均沒有根據其條款而被終止，H股的股票方會成為所有權的有效憑證，時間預計為二零零四年六月十六日(星期三)上午八時前後。

凡欲以申請人本身名義登記獲配發H股的申請人，應填妥及簽署白色申請表格。申請人如欲以香港中央結算(代理人)有限公司的名義登記獲配發的H股，並直接存入中央結算系統，以記入他們的投資者戶口持有人股份賬戶或他們指定的中央結算系統參與者的股份賬戶內，應(i)填妥及簽署黃色申請表格。該黃色申請表格連同招股章程，可由二零零四年六月四日(星期五)上午九時正至二零零四年六月九日(星期三)中午十二時正的一般辦公時間內，向香港德輔道中199號維德廣場2樓香港結算存管處服務櫃枱，或香港皇后大道中128－140號威享大廈高層地下香港結算客戶服務中心索取，或(ii)安排向香港結算發出電子認購指示。招股章程及白色申請表格亦可於同一段期間的正常辦公時間內在下列地點索取：

1. 聯交所任何參與者；
2. 法國巴黎百富勤融資有限公司，香港中環花園道3號亞太金融大廈36樓；
3. 摩根士丹利添惠亞洲有限公司，香港中環交易廣場三期30樓；
4. Credit Suisse First Boston (Hong Kong) Limited，香港中環交易廣場第2座45樓；
   中銀國際亞洲有限公司，香港中環花園道一號中銀大廈三十五樓；
   大福證券有限公司，香港中環皇后大道中十六至十八號新世界大廈二十五樓；
   第一上海證券有限公司，香港中環德輔道中71號永安集團大廈19樓；
   工商東亞融資有限公司，香港中環廣場廣場1號怡和大廈42樓；
   信誠證券有限公司，香港中環德輔道中19號環球大廈9樓；
   中銀萬國融資(香港)有限公司，香港中環花園道3號花旗銀行大廈28樓；
   新鴻基國際有限公司，香港金鐘道88號太古廣場一座12樓；
   南華證券投資有限公司，香港中環花園道一號中銀大廈二十八樓；
   盈傘証券有限公司，香港中環德輔道中77號恒生大廈1701室；或

   下列任何一間渣打銀行分行：

   分行名稱　　地址

下列任何一間渣打銀行分行：

分行名稱	地址
港島區：	
德輔道88號分行	中環德輔道中88號
中環分行	中環皇后大道中16-18號新世界大廈16號舖地下及地庫
禮頓中心分行	禮頓道77號禮頓中心地下上層12-16舖
太古坊分行	鰂魚涌英皇道969號地下
九龍區：	
旺角銀行中心分行	旺角彌敦道630-636號銀行中心
尖沙咀分行	尖沙咀加連威老道10號
觀塘分行	觀塘輔仁街88-90號
新蒲崗分行	新蒲崗寧遠街10-20號
新界區：	
荃灣分行	荃灣沙咀道263號娛樂廣場地庫第一層
大埔分行	大埔大埔墟廣福道23及25號

或下列任何一間中國銀行(香港)有限公司分行：

分行名稱	地址
港島區：	
中銀大廈分行	中環花園道1號3樓
中環永安集團大廈分行	德輔道中71號
軒尼詩道409分行	灣仔軒尼詩道409-415號
北角分行	北角英皇道464號樂嘉中心商場地下
九龍區：	
旺角分行	旺角彌敦道589號
九龍廣場分行	青山道485號九龍廣場地下1號
黃埔花園分行	紅磡黃埔花園第一期商場G8B號
新界區：	
元朗青山道分行	元朗青山公路162號

或下列任何一間恒生銀行分行：

分行名稱	地址
港島區：	
總行	德輔道中83號
中區分行	畢打街中建大廈地庫
灣仔分行	軒尼詩道200號
北角分行	英皇道335號
九龍區：	
九龍總行	彌敦道618號
漢口道分行	漢口道4號
觀塘分行	裕民坊70號
新界區：	
荃灣分行	荃灣沙咀道289號
沙田分行	沙田橫壆街好運中心18號舖
屯門市廣場分行	屯門屯門市廣場第二期高層地下28號

填妥的白色及黃色申請表格(支票或銀行本票須緊釘其上)須於下述日期及時間投入上列任何一間分行特設的收集箱內：

二零零四年六月四日(星期五)	—	上午九時正至下午四時正
二零零四年六月五日(星期六)	—	上午九時正至中午十二時正
二零零四年六月七日(星期一)	—	上午九時正至下午四時正
二零零四年六月八日(星期二)	—	上午九時正至下午四時正
二零零四年六月九日(星期三)	—	上午九時正至中午十二時正

透過中央結算系統終端機或中央結算系統「結算通」電話系統／中央結算系統互聯網系統輸入電子認購指示的時間

中央結算系統參與者可於下列時間輸入電子認購指示：

二零零四年六月四日(星期五)	—	上午九時正至下午七時正[(1)]
二零零四年六月五日(星期六)	—	上午九時正至下午三時正[(1)]
二零零四年六月七日(星期一)	—	上午九時正至下午七時正[(1)]
二零零四年六月八日(星期二)	—	上午九時正至下午七時正[(1)]
二零零四年六月九日(星期三)	—	上午九時正至中午十二時正

(1) 此等時間可予更改，並以不時由香港結算可能釐定並事先通知各中央結算系統參與者的時間為準。

中央結算系統投資者戶口持有人可致電2979 7888透過中央結算系統「結算通」電話系統或透過中央結算系統互聯網系統(網址為：https://ip.ccass.com)(根據當時生效的香港結算「投資者戶口持有人操作簡介」所載程序)發出電子認購指示，或親身前往位於香港皇后大道中128-140號威享大廈高層地下的香港結算客戶服務中心，填妥輸入要求表格發出電子認購指示。招股章程亦可於香港結算客戶服務中心索取。

非中央結算系統投資者戶口持有人可指示身為中央結算系統經紀參與者的經紀或身為中央結算系統託管商參與者的託管商，透過中央結算系統終端機向香港結算發出電子認購指示，代其申請認購公開發售股份。

本公司將於二零零四年六月九日(星期三)上午十一時四十五分至中午十二時正期間(或如招股章程中「如何申請H股—何時申請認購公開發售股份」一節所述若干惡劣天氣，則於適用的較後日期)登記認購申請。

根據招股章程及有關申請表格所載的條款及條件，以白色或黃色申請表格或透過向香港結算作出電子認購指示的申請，*必須*於二零零四年六月九日(星期三)中午十二時正前送達，或倘該日並無開始登記認購申請，則須於下一個登記認購申請的營業日中午十二時正前送達。詳情請參閱招股章程「如何申請H股」一節。

僅就分配用途而言，根據公開發售提呈可供公眾認購的H股初步為121,000,000股H股(倘公開發售獲超額認購15倍或以上，則可於配售及公開發售之間作出調整)將平均分為兩組：甲組及乙組。甲組的H股將包含不少於60,500,000股H股(即為根據公開發售初步可供認購H股的50%)，並將按公平基準分配予申請認購總認購價為5,000,000港元或以下(不包括就此應付的經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費)的H股的申請人。乙組的H股將包含不少於60,500,000股H股，將按公平基準分配予申請認購總款項超過5,000,000港元(不包括就此應付的經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費)的申請人。申請人應注意，於不同組別的申請及於同一組別的申請(視乎申請認購的H股數目)，所獲的分配比例可能有所不同。如任何一組出現認購不足的情況，則剩餘的H股將轉撥往另一組，以滿足該組的需求，並作適當的分配。申請人只能從甲組或乙組獲得分配H股，而不能同時從兩組獲得分配。

配售反應、發售價、公開發售的申請結果及配發基準，預期將約於二零零四年六月十五日(星期二)或前後在南華早報(以英文)及香港經濟日報(以中文)公佈。

申請人收購本公司H股，即確認他們完全明白本公司註冊資本包括內資股及H股，且本公司H股持有人應與內資股持有人於本公司股東大會上擁有相同投票權，惟有關修訂僅賦予內資股持有人或(視情況而定)H股持有人的任何權利的決議案除外。

於本公告刊發日期，本公司的董事為李克麟，賈鴻祥，李紹德，張建華，王大雄，王湘雲，胡漢湘，顧念祖，汪宗熙及林兆偉。

承董事會命
董事長
李克麟

香港，二零零四年六月四日(星期五)

• 本公司以其英文名稱「China Shipping Container Lines Company Limited」根據香港法例第32章公司條例第十一部登記為一間海外公司。

【表紙】

【提出書類】	有価証券届出書の訂正届出書
【提出先】	関東財務局長
【提出日】	平成16年6月10日
【会社名】	チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド (中海集装箱運輸股份有限公司)
【代表者の役職氏名】	業務執行取締役　ヂア・ホンシェン
【本店の所在の場所】	中華人民共和国上海市浦東新区福山路450号27階A乃至D室 (Rooms A to D, 27th Floor, 450 Fu Shan Lu, Pudong New District, Pudong, Shanghai, People's Republic of China)
【代理人の氏名又は名称】	弁護士　島崎文彰
【代理人の住所又は所在地】	東京都文京区後楽二丁目3番27号　テラル後楽ビル2階 島崎法律事務所
【電話番号】	(03) 5802-5860
【事務連絡者氏名】	弁護士　島崎文彰
【連絡場所】	東京都文京区後楽二丁目3番27号　テラル後楽ビル2階 島崎法律事務所
【電話番号】	(03) 5802-5860
【届出の対象とした募集(売出)有価証券の種類】	証券取引法第2条第1項第6号および第9号に規定する有価証券
【届出の対象とした募集(売出)金額】	1,497,012,500香港ドル(約20,285百万円相当額)(注)
【安定操作に関する事項】	該当事項なし (本邦以外の地域における安定操作取引については、「第一部－第1－1．株式の募集－(3)株式の引受け－グローバル・オファリングの構造－安定操作および超過割当」を参照のこと。)
【縦覧に供する場所】	該当事項なし

(注)　上記の円金額は1香港ドル＝13.55円の換算率(株式会社東京三菱銀行が平成16年3月31日に建値した対顧客電信直物売買相場の仲値)によって換算されている。

目次

1 【有価証券届出書の訂正届出書の提出理由】

平成16年５月24日をもって提出した有価証券届出書（平成16年５月31日付および同年６月７日付をもって提出した有価証券届出書の訂正届出書により訂正済）の記載事項のうち、募集の条件が決定されましたので、関係事項を下記のとおり訂正するものであります。

2 【訂正の内容】

第一部 証券情報

第１ 募集要項

１．株式の募集

(1) 新規発行株式

<訂正前>

記名・無記名の別、額面・無額面の別および種類	発行数
記名式額面Ｈ株式（１株の額面金額1.00人民元）（注１）（注２）	2,200,000,000株（注３）

<中略>

（注３）本書により企図されている日本における募集（以下「日本募集」という。）は、グローバル・オファリングの一部である国際オファリングの一部を構成するものである。上記の株式数には、当社が国際オファリング共同主幹事に付与する超過割当オプションの行使により発行されることのある株式は含まれていない。上記の株式数は、グローバル・オファリングにおいて当社が発行する予定の当社Ｈ株式の合計数である。超過割当オプションが全部行使された場合、発行株式数は2,530,000,000株となる。日本募集において募集されるＨ株式数は、投資希望者から、国際オファリングにおけるＨ株式の取得に関する購入希望を募るブック・ビルディングのプロセス（2004年６月９日頃まで継続し、同日に終了する予定である。以下「ブック・ビルディング」という。）の結果を勘案し、当社、売出株主および引受人を代表するジョイント・ブックランナーの合意のもと、価格決定日以降に決定される予定である。従って、実際に日本で発行されるＨ株式の数は、上記の発行数より今後変更される。

<中略>

「価格決定日」とは、オファー価格（下記「(2)募集の方法および条件―②募集の条件」に記載される発行価格と同額である。）が決定される日を意味する。価格決定日は、2004年６月10日（香港時間）に予定されているが、当該時点の市場の状況を勘案して、１週間を超えない範囲で繰り上げまたは繰り下げられることがある。

「オファー価格」とは、グローバル・オファリングにおけるＨ株式１株当たりの最終的な募集および／または売出し（以下「オファー」と総称する。）の価格（ただし、仲介手数料１％、香港証券先物委員会による賦課金0.005％、投資家補償手数料0.002％および香港証券取引所の取引手数料0.005％を加える前の価格）を意味し、売出株主、当社およびジョイント・ブックランナーの合意により、価格決定日に決定される。

＜後略＞

＜訂正後＞

記名・無記名の別、額面・無額面の別および種類	発行数
記名式額面Ｈ株式（１株の額面金額1.00人民元）（注１）（注２）	471,500,000株（注３）

＜中略＞

（注３）本書により企図されている日本における募集（以下「日本募集」という。）は、グローバル・オファリングの一部である国際オファリングの一部を構成するものである。上記の株式数は、日本募集において募集されるＨ株式の合計数である。なお、グローバル・オファリングにおいて当社が発行するＨ株式の株式数は2,200,000,000株であり、超過割当オプションが全部行使された場合、発行株式数は2,530,000,000株となる。

＜中略＞

「価格決定日」とは、オファー価格（下記「(2)募集の方法および条件―②募集の条件」に記載される発行価格と同額である。）が決定される日である2004年６月10日（香港時間）を意味する。

「オファー価格」とは、グローバル・オファリングにおけるＨ株式１株当たりの最終的な募集および／または売出し（以下「オファー」と総称する。）の価格（ただし、仲介手数料１％、香港証券先物委員会による賦課金0.005％、投資家補償手数料0.002％および香港証券取引所の取引手数料0.005％を加える前の価格）を意味し、売出株主、当社およびジョイント・ブックランナーの合意により、価格決定日に決定された。

＜後略＞

(2) 募集の方法及び条件

① 募集の方法

＜訂正前＞

募集の形態	発行数	発行価額の総額	資本組入額の総額
一般募集（ブック・ビルディング方式）	2,200,000,000株（注１）	8,085,000千香港ドル（約109,552百万円）（注２）	2,200,000,000人民元（約28,072百万円）（注３）

（注１）発行数は、グローバル・オファリングのもとで当社が発行するＨ株式の株式数に相当し、超過割当オプションの行使により発行されることのあるＨ株式は含まれていない。超過割当オプションが全部行使された場合、発行株式数は2,530,000,000株となる。上記「(1) 新規発行株式」の注３に記載されるように、日本募集における募集株式数は価格決定日以降に決定される予定である。

（注２）発行価額の総額は、上記発行数に基づき、発行価格が下記「②募集の条件－発行価格」に記載の仮条件の中間値

（1株当たり3.675香港ドル）に等しいものと仮定して算出した場合の見込額である。超過割当オプションが全部行使された場合、同一の仮定に基づく発行価額の総額は9,297,750千香港ドル（約125,985百万円）となる。発行価格は、下記「②募集の条件」に記載のとおり、価格決定日に香港ドル建てで決定される。

（注3）資本組入額の総額は、グローバル・オファリングにおいて当社により発行されるH株式数にかかる資本組入額の合計額であり、超過割当オプションの行使により当社により発行されることのあるH株式は含まれていない。超過割当オプションが全部行使された場合、資本組入額の総額は2,530,000,000人民元（約32,283百万円）となる。

<訂正後>

募集の形態	発行数	発行価額の総額	資本組入額の総額
一般募集 （ブック・ ビルディング方式）	471,500,000株 （注1）	1,497,012,500香港ドル （約20,285百万円） （注2）	471,500,000 人民元 （約6,016百万円） （注3）

（注1）発行数は、日本募集における募集株式数である。なお、グローバル・オファリングのもとで当社が発行するH株式の株式数は2,200,000,000株であり、超過割当オプションが全部行使された場合、発行株式数は2,530,000,000株となる。

（注2）発行価額の総額は、日本募集にかかるH株式の発行価額の総額である。グローバル・オファリングのもとで当社が発行するH株式の総数にかかる発行価額の総額は6,985,000千香港ドル（約94,647百万円）であり、超過割当オプションが全部行使された場合、発行価額の総額は8,032,750千香港ドル（約108,844百万円）となる。

（注3）資本組入額の総額は、日本募集にかかるH株式数にかかる資本組入額の合計額である。グローバル・オファリングのもとで当社が発行するH株式の総数にかかる資本組入額の合計額は2,200,000,000人民元（約28,072百万円）であり、超過割当オプションが全部行使された場合、資本組入額の合計額は2,530,000,000人民元（約32,283百万円）となる。

② 募集の条件

<訂正前>

額面・無額面の別	発行価格	資本組入額	申込株数単位	申込期間	申込証拠金	払込期日
額面株式	未定 （3.175～4.175香港ドルを仮条件とする。） （注1）（注2）	1株当たり1.00人民元	5,000株以上1,000株単位 （注3）	2004年6月11日から2004年6月15日まで （注4）	不要	2004年6月16日 （注4）（注5）
新株引受権証書に関する事項	該当事項なし					

<中略>

（注２）発行価格は、売出株主、当社およびジョイント・ブックランナーの合意により、上記の仮条件をもとにブック・ビルディングの結果を勘案して、価格決定日に香港ドル建てで決定される予定である。仮条件は、市場における需要を勘案して変更されることがある。

（注３）日本におけるＨ株式の申込みは5,000株以上1,000株単位で行うものとするが、実際に投資家毎に割当てられる株式数は、日本募集のために割当てられるＨ株式の株数により、5,000株未満となることがある。ただし、いずれも1,000株を販売単位とする。

（注４）申込期間は、当該時点の市場の状況を勘案して、価格決定日の変更に応じて、１週間を超えない範囲で繰り上げまたは繰り下げられることがある。払込期日は、申込期間の変更に応じて、１週間を超えない範囲で繰り上げまたは繰り下げられることがある。なお、Ｈ株式の株券は、グローバル・オファリングに関する引受契約に基づく引受人の義務の前提条件がすべて充足され、かつ、かかる引受契約がその条項に従い解除されていない場合（2004年６月16日午前８時頃（香港時間）の予定）に初めて有効な権原証書となる。

（注５）Ｈ株式の受渡しは、2004年６月16日（払込期日と同日）に行われる予定である。かかる受渡日は、払込期日の変更に応じて、１週間を超えない範囲で繰り上げまたは繰り下げられることがある。

（注６）投資家による申込みおよび払込みの方法は、本項に定める事項を除き、下記「(3)株式の引受け」の項に記載の募集の申込取扱証券会社がそれぞれ定めるところによるものとする。

（注７）グローバル・オファリングにおいてオファーされるＨ株式は、香港証券取引所への上場申請がなされている。Ｈ株式は2004年６月16日に香港証券取引所に上場され、同取引所でのＨ株式の取引は同日から開始される予定である。日本の証券取引所へのＨ株式の上場予定はない。

（注８）Ｈ株式の申込人によるＨ株式の取引は全て、Ｈ株式の各申込人が下記「(3)株式の引受け」の項に記載の募集の申込取扱証券会社のいずれかに開設する外国証券取引口座に適用される外国証券取引口座約款に従ってなされる。かかる外国証券取引口座を開設していない各投資家は、これを開設しなければならない。この場合、当該申込取扱証券会社から投資家に対し外国証券取引口座約款の写しが交付される。

＜訂正後＞

額面・無額面の別	発行価格	資本組入額	申込株数単位	申込期間	申込証拠金	払込期日
額面株式	１株当たり3.175香港ドル（注１）	１株当たり1.00人民元	5,000株以上1,000株単位（注２）	2004年６月11日から2004年６月15日まで（注３）	不要	2004年６月16日（注３）（注４）
新株引受権証書に関する事項	該当事項なし					

＜中略＞

（注２）日本におけるＨ株式の申込みは5,000株以上1,000株単位で行うものとするが、実際に投資家毎に割当てられる株式数は、日本募集のために割当てられるＨ株式の株数により、5,000株未満となることがある。ただし、いずれも1,000株を販売単位とする。

（注３）Ｈ株式の株券は、グローバル・オファリングに関する引受契約に基づく引受人の義務の前提条件がすべて充足され、かつ、かかる引受契約がその条項に従い解除されていない場合（2004年６月16日午前８時頃（香港時間）の予定）に初めて有効な権原証書となる。

(注4) H株式の受渡しは、2004年6月16日（払込期日と同日）に行われる予定である。

(注5) 投資家による申込みおよび払込みの方法は、本項に定める事項を除き、下記「(3)株式の引受け」の項に記載の募集の申込取扱証券会社がそれぞれ定めるところによるものとする。

(注6) グローバル・オファリングにおいてオファーされるH株式は、香港証券取引所への上場申請がなされている。H株式は2004年6月16日に香港証券取引所に上場され、同取引所でのH株式の取引は同日から開始される予定である。日本の証券取引所へのH株式の上場予定はない。

(注7) H株式の申込人によるH株式の取引は全て、H株式の各申込人が下記「(3)株式の引受け」の項に記載の募集の申込取扱証券会社のいずれかに開設する外国証券取引口座に適用される外国証券取引口座約款に従ってなされる。かかる外国証券取引口座を開設していない各投資家は、これを開設しなければならない。この場合、当該申込取扱証券会社から投資家に対し外国証券取引口座約款の写しが交付される。

2．新規発行による手取金の使途

(1) 新規発行による手取金の額

<訂正前>

払込金額の総額	発行諸費用の概算額	差引手取概算額
8,085,000千香港ドル (注1) (注2) (約109,552百万円)	285,000千香港ドル (注1) (注2) (約3,862百万円)	7,800,000千香港ドル (注1) (注2) (約105,690百万円)

(注1) 払込金額の総額、発行諸費用の概算額および差引手取概算額は、グローバル・オファリングにおける当社の発行株式数（上記「1．株式の募集－(2) 募集の方法および条件－①募集の方法－発行数」に記載。）に基づき、超過割当オプションが行使されず、発行価格が上記「1．株式の募集－(2) 募集の方法及び条件－②募集の条件－発行価格」に記載の仮条件の中間値（1株当たり3.675香港ドル）に等しいものと仮定して算出した場合の見込額である。

(注2) 払込金額の総額、発行諸費用の概算額および差引手取概算額（いずれも香港ドル建て）は、価格決定日に決定される予定である。

<訂正後>

払込金額の総額	発行諸費用の概算額	差引手取概算額
1,497,012,500香港ドル (注) (約20,285百万円)	約52,219千香港ドル (注) (約708百万円)	約1,444,794千香港ドル (注) (約19,577百万円)

(注) 払込金額の総額、発行諸費用の概算額および差引手取概算額は、日本募集における当社の発行株式数に基づき、超過割当オプションが行使されないものと仮定して算出した額である。グローバル・オファリングにかかる払込金額の総額、発行諸費用の概算額および差引手取概算額は、超過割当オプションが行使されない場合、それぞれ、6,985,000千香港ドル（約94,647百万円）、約243,650千香港ドル（約3,301百万円）および約6,741,350千香港ドル（約91,345百万円）である。

有価証券届出書の訂正届出書

チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド
(中海集裝箱運輸股份有限公司)

(0382)

有価証券届出書の訂正届出書

関東財務局長殿

平成16年5月31日提出

会社名	チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド (中海集裝箱運輸股份有限公司)
代表者の役職氏名	業務執行取締役　ヂア・ホンシェン
本店の所在の場所	中華人民共和国上海市浦東新区福山路450号27階Ａ乃至Ｄ室 (Rooms A to D, 27th Floor, 450 Fu Shan Lu, Pudong New District, Pudong, Shanghai, People's Republic of China)
代理人の氏名又は名称	弁護士　島崎文彰
署名	島崎文彰
代理人の住所又は所在地	東京都文京区後楽二丁目３番27号 テラル後楽ビル２階 島崎法律事務所 電話番号 (03) 5802-5860
事務連絡者氏名	弁護士　島崎文彰 電話番号 (03) 5802-5860
事務連絡者の住所又は所在地	同上 電話番号 (03) 5802-5860

届出の対象とした募集

募集有価証券の種類	証券取引法第２条第１項第６号および第９号に規定する有価証券
募集金額	8,085,000,000香港ドル（見込額）（約109,552百万円相当額）(注)

（注）上記の円金額は１香港ドル＝13.55円の換算率（株式会社東京三菱銀行が平成16年３月31日に建値した対顧客電信直物売買相場の仲値）によって換算されている。

安定操作に関する事項

該当事項なし

（本邦以外の地域における安定操作取引については、「第一部－第１－１．株式の募集－（３）株式の引受け－グローバル・オファリングの構造－安定操作および超過割当」を参照のこと。）

有価証券届出書の訂正届出書の写しを縦覧に供する場所

該当事項なし

（本書面の枚数　　表紙共13枚）

有価証券届出書の訂正届出書

I. 有価証券届出書の訂正届出書の提出理由

平成16年5月24日をもって提出した有価証券届出書の記載事項の一部に変更がありましたので、関係事項を下記のとおり訂正するものであります。

II. 訂正箇所および訂正事項

頁

(注) 1． 別段の記載がある場合を除き、本書に記載の「発行者」、「CSCL」または「当社」とは、2004年3月3日に中国で設立された株式会社であるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド、またはその前身をいい、「当グループ」とはチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッドおよびその連結子会社をいう。当社は、香港会社条例第XI部に基づく海外会社として香港で登録されている。

2． 本書に記載の「ドル」および「香港ドル」は香港ドルを、「円」は日本円を、「人民元」は中国の法定通貨を指す。本書において便宜上一定の香港ドルまたは人民元金額は（香港ドルの場合は）2004年3月31日の株式会社東京三菱銀行が建値した対顧客電信直物売買相場の仲値である1香港ドル＝13.55円により、（人民元金額の場合は）中国通信社配信による2004年3月31日の中国人民銀行公表の仲値である1人民元＝12.76円により円に換算されている。

3． 本書において、別段の記載がある場合を除き、人民元建ての一定の金額は、単に参照のため、1.06人民元＝1.00香港ドルまたは8.28人民元＝1.00米ドルでそれぞれ香港ドル金額または米ドル金額に換算されている。かかる交換は、人民元建ての金額がかかるレートまたはその他の為替レートで香港ドルまたは米ドルに転換されたかまたは転換できたであろうとの表明として解釈されてはならない。

4． 当社の会計年度は、12月31日をもって終了する1年間である。

5． 本書中の表において記載されている計数は、単位未満の数値を原則として四捨五入しているが、合計を計数の総和と合致させるため、ある計数につき適宜切上げまたは切下げの調整を行っている場合がある。但し、このような調整を行っていない計数については、合計は計数の総和と必ずしも一致しない。

第二部　企業情報

第１　本国における法制等の概要

１．会社制度等の概要

(1)　提出会社の属する国・州等における会社制度

＜訂正前＞

＜前略＞

(xvi) 財務会計

会社は、中国国務院の財務部が定めた関係ある法令諸規則に従って、財務会計システムを構築しなければならない。会社は、各事業年度末に、貸借対照表、損益計算書、財政状態計算書および財政状態変動表ならびに利益処分計算書から成る財務諸表を作成しなければならない。財務諸表は、会社の定時株主総会の20日以上前に会社の株主の閲覧に供されなければならない。募集設立された会社は、公告によりその財務諸表を公表することを要する。会社は、その利益処分前の税引後利益から以下の積み立てを行わなければならない。

＜後略＞

＜訂正後＞

＜前略＞

(xvi) 財務会計

会社は、中国国務院の財政部が定めた関係ある法令諸規則に従って、財務会計システムを構築しなければならない。会社は、各事業年度末に、貸借対照表、損益計算書、財政状態計算書および財政状態変動表ならびに利益処分計算書から成る財務諸表を作成しなければならない。財務諸表は、会社の定時株主総会の20日以上前に会社の株主の閲覧に供されなければならない。募集設立された会社は、公告によりその財務諸表を公表することを要する。会社は、その利益処分前の税引後利益から以下の積み立てを行わなければならない。

＜後略＞

第3　事業の状況

7. 財政状態及び経営成績の分析

＜訂正前＞

＜前略＞

配当および運転資本

配当および利益処分

＜中略＞

利益処分

財務部による2002年８月27日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003年11月１日（当社の資産評価が行われた日の後最初の日）から2004年３月２日（当社が株式会社に変更される直前日）までの期間(以下「特別期間」という。)にかかる、中国で一般に認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または営業活動によるキャッシュ・フローの中から支払わなければならない(以下「本利益処分」という。)。H株式の保有者には、本利益処分から生ずる分配に参加する権利は認められない。

＜中略＞

運転資金

当社取締役は、現在利用可能な銀行の信用供与枠および当グループの内部資金ならびにグローバル・オファリングの予想される正味手取金を考慮した結果、当グループには、本書の日付から向こう12ヵ月間の需要を満たすに十分な運転資金があると考えている。

配当可能準備金

2003年12月31日現在、当グループには合計約174.4百万人民元（21.1百万米ドル）のマイナスの準備金があり、累積損失は約1,241.8百万人民元(150.0百万米ドル)であった。また、2003年12月31日現在、当社は1,521.7百万人民元の累積損失を計上しており、その結果、当社には、株主に分配できる配当可能準備金は存在しなかった。ただし、2004年３月３日に当社の株式会社への転換の際に当社の累積損失は全額、資本化された。

中国の法定準備金

当社の国内監査人によると、当社の2003年10月31日現在の利益は、累積損失を填補するに十分なものではなかった。そのため、2003年10月31日より前の時点においては、当社は、中国の法定準備金または法定公益金への積立は行っていなかった。当社は、既に2003年10月31日時点の監査済純資産をその登録資本としていた。財務部による2002年８月27日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003年11月１日（当社の資産評価が行われた日後最初の日）から2004年３月２日（当社が株式会社に転換される直前日）までの期間にかかる、中国で一般に認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または当社の営業活動によるキャッシュ・フローの中から支払わなければならない。このため、当社の前身は法定準備金または

法定公益金への利益の積立は行っていない。当社の中国の法律顧問は、当社が、中国の法定準備金および法定公益金への利益の積立処理について、中国国内の法令諸規則に従っている旨を確認している。

＜訂正後＞

＜前略＞

配当および運転資本

配当および利益処分

＜中略＞

利益処分

財政部による2002年８月27日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003年11月１日（当社の資産評価が行われた日後最初の日）から2004年３月２日（当社が株式会社に転換される直前日）までの期間（以下「特別期間」という。）にかかる、中国で一般に公正妥当と認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または営業活動によるキャッシュ・フローの中から支払わなければならない（以下「本利益処分」という。）。H株式の保有者には、本利益処分から生ずる分配に参加する権利は認められない。

＜中略＞

運転資金

当社取締役は、現在利用可能な銀行の信用供与枠および当グループの内部資金ならびにグローバル・オファリングの予想される正味手取金を考慮した結果、当グループには、本書の日付から向こう12ヵ月間の需要を満たすに十分な運転資金があると考えている。

未監査仮定調整後正味有形資産

以下に記載の当グループの未監査仮定調整後正味有形資産表は、「第６－１．財務書類」に掲げる2003年12月31日現在の当グループの監査済連結純資産に基づくもので、下記のとおり調整されている。

	2003年12月31日現在における当グループの監査済連結正味有形資産（注１）	グローバル・オファリングによる見積正味手取金（注２）	チャイナ・シッピングに対する利益処分（注３）	未監査仮定調整後正味有形資産	未監査仮定~~1株当たり~~正味有形資産（注４）
オファー価格が１株当たり3.175香港ドルであった場合					
（単位：千人民元）	3,626,689	7,145,884	(511,964)	10,260,609	1.70 人民元
（単位：千香港ドル）	3,421,405	6,741,400	(482,985)	9,679,820	1.61 香港ドル
オファー価格が１株当たり4.175香港ドルであった場合					
（単位：千人民元）	3,626,689	9,419,266	(511,964)	12,533,991	2.08 人民元
（単位：千香港ドル）	3,421,405	8,886,100	(482,985)	11,824,520	1.96 香港ドル

注１：当グループの2003年12月31日現在の人民元建ての監査済連結正味有形資産は、「第６－１．財務書類」に記載されている会計士報告書から抽出したものである。

注２：グローバル・オファリングによる見積正味手取金は、オファー価格がＨ株式１株当たり3.175香港ドルおよび4.175香港ドルであったものと仮定して計算されており、超過割当オプションにより発行されることのあるＨ株式は一切考慮していない。仮に超過割当オプションが全額行使された場合、グローバル・オファリングによる見積正味手取金はそれぞれ約78億香港ドルおよび102億香港ドルとなる。

注３：財政部による2002年８月27日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003年11月１日（当社の資産評価が行われた日後最初の日）から2004年３月２日（当社が株式会社に転換される直前日）までの期間にかかる、中国で一般に公正妥当と認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または営業活動によるキャッシュ・フローの中から支払わなければならない（以下「本利益処分」という。）。Ｈ株式の保有者には、本利益処分から生ずる分配に参加する権利は認められない。
本利益処分は、中国の企業会計基準および企業会計制度に従って作成された当社の未監査財務書類に基づいている。

注４：１株当たりの未監査仮定調整後正味有形資産は、前段落に記載の調整後で、かつ発行済株式数を6,030,000,000株とし、かつ超過割当オプションが行使されないものとして計算されている。

配当可能準備金

2003年12月31日現在、当グループには合計約174.4百万人民元（21.1百万米ドル）のマイナスの準備金があり、累積損失は約1,241.8百万人民元（150.0百万米ドル）であった。また、2003年12月31日現在、当社は1,521.7百万人民元の累積損失を計上しており、その結果、当社には、株主に分配できる配当可能準備金は存在しなかった。ただし、2004年３月３日に当社の株式会社への転換の際に当社の累積損失は全額、資本化された。

中国の法定準備金

当社の国内監査人によると、当社の2003年10月31日現在の利益は、累積損失を填補するに十分なものでは

なかった。そのため、2003年10月31日より前の時点においては、当社は、中国の法定準備金または法定公益金への積立は行っていなかった。当社は、既に2003年10月31日時点の監査済純資産をその登録資本としていた。財政部による2002年８月27日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003年11月１日（当社の資産評価が行われた日後最初の日）から2004年３月２日（当社が株式会社に転換される直前日）までの期間にかかる、中国で一般に公正妥当と認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または当社の営業活動によるキャッシュ・フローの中から支払わなければならない。このため、当社の前身は法定準備金または法定公益金への利益の積立は行っていない。当社の中国の法律顧問は、当社が、中国の法定準備金および法定公益金への利益の積立処理について、中国国内の法令諸規則に従っている旨を確認している。

第５　提出会社の状況

２．配当政策

＜訂正前＞

＜前略＞

利益処分

財務部による2002年８月27日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003年11月１日（当社の資産評価が行われた日の後最初の日）から2004年３月２日（当社が株式会社に変更される直前日）までの期間(以下「特別期間」という。)にかかる、中国で一般に認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または営業活動によるキャッシュ・フローの中から支払わなければならない(以下「本利益処分」という。)。Ｈ株式の保有者には、本利益処分から生ずる分配に参加する権利は認められない。

＜後略＞

＜訂正後＞

＜前略＞

利益処分

財政部による2002年８月27日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003年11月１日（当社の資産評価が行われた日後最初の日）から2004年３月２日（当社が株式会社に転換される直前日）までの期間(以下「特別期間」という。)にかかる、中国で一般に公正妥当と認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または営業活動によるキャッシュ・フローの中から支払わなければならない(以下「本利益処分」という。)。Ｈ株式の保有者には、本利益処分から生ずる分配に参加する権利は認められない。

＜後略＞

第6　経理の状況

３．その他

＜訂正前＞

(1)　決算日後の状況

＜中略＞

(2)　訴訟

＜後略＞

＜訂正後＞

(1)　決算日後の状況

＜中略＞

(2)　訴訟

＜中略＞

(3)　未監査仮定財務情報

未監査仮定財務情報

ここに記載されている情報は、香港における公認会計士事務所であり、当社の報告会計士であるプライスウォーターハウスクーパースによって作成された、本書の「１．財務書類」に記載されている会計士報告書の一部を形成するものではなく、参考目的によってのみここに含まれている。未監査仮定財務情報は、香港目論見書の「財務情報」と題されているセクションおよび「１．財務書類」に記載されている会計士報告書とあわせて読まれるべきである。

(注)未定事項については2004年6月上旬頃に決定する予定である。

A　未監査仮定調整後正味有形資産

2003 年 12 月 31 日現在の当グループの未監査仮定調整後正味有形資産についての以下の計算書は、2003 年 12 月 31 日現在の当グループの過去の監査済連結純資産を含んでおり、当該純資産の詳細は、「1．財務書類」における会計士報告書に記載され、調整については以下で詳述されている。

2003 年 12 月 31 日現在の未監査仮定調整後正味有形資産は、グローバル・オファリングが 2003 年 12 月 31 日付で生じていたとした場合に、当グループの監査済の正味有形資産に与える影響を表すために作成されている。

当グループの未監査仮定調整後正味有形資産は、例示目的のみで作成されており、その性質から当グループの財政状態の実態を示すものでない可能性がある。

	2003年12月31日現在における当グループの監査済連結正味有形資産（注1）	グローバル・オファリングによる見積正味手取金（注2）	チャイナ・シッピングに対する利益処分（注3）	未監査仮定調整後正味有形資産	未監査仮定~~1株当たり~~正味有形資産（注4）
オファー価格が1株当たり3.175香港ドルであった場合					
（単位：千人民元）	3,626,689	7,145,884	(511,964)	10,260,609	1.70 人民元
（単位：千香港ドル）	3,421,405	6,741,400	(482,985)	9,679,820	1.61 香港ドル
オファー価格が1株当たり4.175香港ドルであった場合					
（単位：千人民元）	3,626,689	9,419,266	(511,964)	12,533,991	2.08 人民元
（単位：千香港ドル）	3,421,405	8,886,100	(482,985)	11,824,520	1.96 香港ドル

注1：当グループの 2003 年 12 月 31 日現在の人民元建ての監査済連結正味有形資産は、「1．財務書類」に記載されている会計士報告書から抽出したものである。

注2：グローバル・オファリングによる見積正味手取金は、オファー価格がH株式 1 株当たりそれぞれ 3.175 香港ドルおよび 4.175 香港ドルであったものと仮定して計算されており、超過割当オプションにより発行されることのあるH株式は一切考慮していない。仮に超過割当オプションが全額行使された場合、グローバル・オファリング~~の~~による見積正味手取金は、それぞれ約 78 億香港ドルおよび 102 億香港ドルとなる。

注3：財政部による 2002 年 8 月 27 日施行の「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピングに対し、2003 年 11 月 1 日(当社の資産評価が行われた日後最初の日)から 2004 年 3 月 2 日(当社が株式会社に転換される直前日)までの期間にかかる、中国で一般に公正妥当と認められた会計原則に従い決定される当社の純利益の額を、当社の内部資金および／または営業活動によるキャッシュ・フローの中から支払わなければならない(以下「本利益処分」という。)。H株式の保有者には、本利益処分から生ず

る分配に参加する権利は認められない。

本利益処分は、中国の企業会計基準および企業会計制度に従って作成された当社の未監査財務書類に基づいている。

注４：１株当たりの未監査仮定調整後正味有形資産は、前段落に記載の調整後で、かつ発行済株式数を 6,030,000,000 株とし、かつ超過割当オプションが行使されないものとして計算されている。

B　未監査仮定完全希薄化後予想1株当たり利益

以下の未監査仮定完全希薄化後予想1株当たり利益は、グローバル・オファリングがあたかも2004年1月1日に行われたと仮定して、かかるグローバル・オファリングの影響を説明する目的で、下記の注における記載事項に基づいて作成されている。未監査仮定完全希薄化後予想1株当たり利益は、例示目的のみで作成されており、その性質から、グローバル・オファリング後の当グループの財政状態の実態を示すものでない可能性がある。

2004年12月31日に終了する事業年度に係る税金および少数株主損益控除後かつ特別項目控除前の連結利益予測額(注1)	3,126.7百万人民元以上 (約2,949.7百万香港ドル)
仮定予想1株当たり利益 －完全希薄化後(脚注2)	0.52人民元 (約0.49香港ドル)

注1：2004年12月31日に終了する事業年度に係る税金および少数株主損益控除後かつ特別項目控除前の連結利益予測額は、上記「第3－7．財政状態および経営成績の分析－利益予想」から抜粋されている。2004年12月31日に終了する事業年度について作成された上記の利益予測に係る基礎および仮定値は、上記「第3　事業の状況－7．財政状態および経営成績の分析－利益予想－利益予想の前提」に要約されている。

2004年12月31日に終了する事業年度について取締役により作成された当グループの税金および少数株主損益控除後かつ特別項目控除前の連結利益の予測額は、2004年3月31日に終了した3ヶ月間における未監査の連結管理資料および2004年12月31日に終了する残り9ヶ月間における当グループの連結経営成績の予測値に基づいている。取締役は、2004年12月31日に終了する事業年度において生じている、あるいは生じる可能性のある特別項目を認識していない。当該予測額はすべての重要な局面において、会計士報告書に要約されている当グループが現在適用している会計方針に一致する会計方針を基礎として作成されており、その本文は本書の「1．財務書類」に記載されている。

注2：完全希薄化後の未監査仮定予想1株当たり利益の計算は、2004年12月31日に終了する事業年度における当グループの税金および少数株主損益控除後かつ特別項目控除前の連結利益の予測額に基づいており、当該事業年度を通じて合計6,030,000,000株(国内株式3,610,000,000株およびH株式2,420,000,000株で構成される)が発行される予定である。未監査仮定完全希薄化後予想1株当たり利益の計算には、超過割当オプションの行使によって発行される可能性のあるH株式は考慮に入れていない。

C　調整後正味有形資産および完全希薄化後１株当たり利益に関する未監査仮定財務情報に係る報告会計士からの書簡

以下は、香港目論見書に記載する目的で、香港における公認会計士事務所であり、報告会計士であるプライスウォーターハウスクーパースから受け取った報告書の本文である。香港公認会計士協会が公表した監査ガイドラインのもとでは仮定財務情報の報告についての具体的な指針はないため、この報告書は、英国の監査実務審議会が公表した投資目論見報告基準書および公報1998/8「上場規則に基づく仮定財務情報に対する報告」に準拠して作成されている。

2004年　月　日

チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド
取締役　各位

私どもは、香港証券取引所のメインボードでの当社の株式の国際オファリングおよび香港オファリングに関連して、2004年　月　日付のチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド（以下「当社」という。）の香港目論見書に未監査仮定正味有形資産および未監査仮定完全希薄化後予想１株当たり利益として記載された当社およびその子会社（以下総称して「当グループ」という。）の未監査仮定財務情報について報告を行う。未監査仮定財務情報は、当社の取締役により例示目的のみで作成されており、国際オファリングおよび香港オファリングが当グループの関連財務情報に及ぼすであろう影響についての情報を提供するために作成されたものである。

責任

香港証券取引所への株式上場を規定する規則（以下「上場規則」という。）の附則1A第21項および第4.29項に従い、仮定財務情報を作成することは、当社の取締役のみの責任である。

私どもの責任は、上場規則の第4.29項で要求されているように仮定財務情報に対する意見を形成し、貴社に報告することである。私どもは、仮定財務情報の編纂に用いられた財務情報に対して私どもが過去に提供したいかなる報告書に対しても、報告書の発行時点において私どもが報告書を提出した先に対する責任を超えて責任を負うことはない。

意見の基礎

私どもは、適当と認められた場合、英国の監査実務審議会が公表した投資目論見報告基準書および公報1998/8「上場規則に基づく仮定財務情報に対する報告」を参照して手続きを実施した。私どもの手続き対象となる財務書類のいずれについても個別の検証を含まず、主に、未調整の財務情報と原始資料との比較、調整の裏付けとなる証拠の考察ならびに未監査の仮定財務情報についての当社の取締役との検討で構成されている。

私どもの手続きは、香港公認会計士協会が公表した監査基準書に準拠して行われる監査またはレビューを構成するものではないため、私どもは未監査の仮定財務情報に対してこうした保証は表明しない。

本章に記載された事項に基づく未監査の仮定財務情報は、例示目的のみで作成されており、その性質上、以下を示唆するものではない。

・将来のいずれかの日における当グループの財政状態、または

・将来のいずれかの期間における1株当たり利益

私どもの手続きは、米国において一般に公正妥当と認められている監査基準に準拠して実施されたものではないため、これらの基準に準拠して実施されたかのように考えるべきではない。

意見

私どもの意見では、

(a) 未監査の仮定財務情報は、上述の基準に基づき当社の取締役によって適正に編纂されており、

(b) この基準は当グループの会計方針に一致しており、

(c) 調整は、上場規則の第4.29項に準拠して開示されている未監査の仮定財務情報の目的上、適切に行われている。

プライスウォーターハウスクーパース
公認会計士事務所
香港

【表紙】

【提出書類】	半期報告書
【根拠条文】	証券取引法第 24 条の 5 第 1 項
【提出先】	関東財務局長
【提出日】	平成 16 年 9 月 30 日
【中間会計年度】	自　平成 16 年 1 月 1 日　至　平成 16 年 6 月 30 日
【会社名】	チャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド (中海集裝箱運輸股份有限公司)
【代表者の役職氏名】	業務執行取締役　ヂア・ホンシェン
【本店の所在の場所】	中華人民共和国上海市浦東新区福山路450号27階Ａ乃至Ｄ室 (Rooms A to D, 27th Floor, 450 Fu Shan Lu, Pudong New District, Pudong, Shanghai, People's Republic of China)
【代理人の氏名又は名称】	弁護士　　島　崎　文　彰
【代理人の住所又は所在地】	東京都文京区後楽二丁目 3 番 27 号　テラル後楽ビル 2 階 島崎法律事務所
【電話番号】	03-5802-5860
【事務連絡者氏名】	弁護士　　島　崎　文　彰
【連絡場所】	東京都文京区後楽二丁目 3 番 27 号　テラル後楽ビル 2 階 島崎法律事務所
【電話番号】	03-5802-5860
【縦覧に供する場所】	該当なし。

第一部　【企業情報】

(注) 1．別段の記載がある場合を除き、本書に記載の「発行者」、「CSCL」または「当社」とは、2004 年3月3日に中国で設立された株式会社であるチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド、またはその前身をいい、「当グループ」とはチャイナ･シッピング･コンテナ･ラインズ･カンパニー･リミテッドおよびその連結子会社をいう。当社は、香港会社条例第 XI 部に基づく海外会社として香港で登録されている。

2．本書に記載の「円」は日本円を、「人民元」は中国の法定通貨を指す。本書において便宜上一定の人民元金額は中国通信社配信による 2004 年9月1日の中国人民銀行公表の仲値である 1 人民元＝13.19 円により円に換算されている。

3．当社の会計年度は、12 月 31 日をもって終了する 1 年間である。

4．本書中の表において記載されている計数は、単位未満の数値を原則として四捨五入しているが、合計を計数の総和と合致させるため、ある計数につき適宜切上げまたは切下げの調整を行っている場合がある。但し、このような調整を行っていない計数については、合計は計数の総和と必ずしも一致しない。

5．本書において、別段の記載がある場合を除き、下記の語は以下の意味を有するものとする。

「チャイナ・シッピング」	1996 年 10 月 28 日にその設立が中華人民共和国国家経済貿易委員会により承認され、6,611,950,000 人民元の登録資本を有する中国の国有会社であるチャイナ・シッピング（グループ）カンパニー(China Shipping (Group) Company)。当社の支配株主で、国務院国有資産監督管理委員会の直轄下にある。
「チャイナ・シッピング・グループ」	チャイナ・シッピングおよびその子会社（当グループを除く。)
「香港会社条例」	香港法第 32 章の会社条例（その時々の改正または補足を含む)。
「国内株式」	1 株の額面金額 1 人民元の当社が発行する普通株式で、人民元で引受・払込が行なわれるもの。
「香港証券取引所」	ホンコン・エクスチェンジズ・アンド・クリアリング・リミテッド (Hong Kong Exchanges and Clearing Limited) の完全所有子会社であるザ・ストック・エクスチェンジ・オブ・ホンコン・リミテッド (The Stock Exchange of Hong Kong Limited)
「H株式」	1株の額面金額1人民元の当社の株式資本を構成する外国株式で、香港証券取引所にその上場および取引許可の申請が行われており、香港ドルで引受・売買が行なわれるもの。
「香港」	中華人民共和国香港特別行政区
「中華人民共和国」または「中国」	中華人民共和国。「中国の」とはこれに応じて解釈される。本書において中華人民共和国または中国を指称する場合、香港、中華人民共和国マカオ特別行政区および台湾は含まない。
「中国会社法」	1993 年 12 月 29 日に第8回全国人民代表大会第 5 期常任委員会により制定され、1994 年7月1日に施行された中国の会社法（その時々の改正、補足その他の修正を含む。)
「国有資産監督管理委員会」	国務院直属の国有資産監督管理委員会

「香港証券先物委員会（SFC)」　　　　　香港証券先物委員会

第１　【本国における法制等の概要】

当社に適用ある中華人民共和国の法律または当社の定款には、当社のＨ株式の日本における公募に関して提出された有価証券届出書（その後の訂正届出書を含み、以下「有価証券届出書」という。）の提出日以降、重要な変更はない。

第2　【企業の概況】

1　【主要な経営指標等の推移】

当社の前身は、1997年8月28日に中華人民共和国において中国会社法のもとで閉鎖会社組織である有限会社として設立された。当社のH株式の香港証券取引所（メイン・ボード）への上場を見越して当社とチャイナ・シッピングとの間で行なわれたグループの組織再編の一環として、当社は、2004年3月3日に、中国会社法に基づいて当社の前身を株式会社へ転換することにより、チャイナ・シッピングを唯一の発起人とする発起設立の方法により設立された。設立時に38億3,000万株の国内株式が発起人であるチャイナ・シッピングに割当てられ、発行された。

よって、上で述べた通り、当社は中国の会社法に従い2004年3月4日に株式会社として設立されたばかりなため、かかる日より前の情報は、当社の前身にかかるものである。

（単位：別段の表示がある場合を除き、千人民元）

	2002年6月30日に終了した半期	2002年12月31日に終了した1年（監査済み）	2003年6月30日に終了した半期（未監査）	2003年12月31日に終了した1年（監査済み）	2004年6月30日に終了した半期（未監査）
売上高	注2	10,522,234	6,390,514	15,276,163	9,894,306
（百万円）	-	138,788	84,291	201,493	130,506
営業利益(損失)	注2	(226,037)	604,515	1,859,408	2,203,236
（百万円）	-	(2,981)	7,974	24,526	29,061
当期利益（損失）	注2	(595,046)	395,203	1,397,345	1,531,695
（百万円）	-	(7,849)	5,213	18,431	20,203
株主持分	注2	199,488	590,089	3,626,689	12,001,477
（百万円）	-	2,631	7,783	47,836	158,299
資産合計	注2	8,738,277	注2	13,484,110	25,205,368
（百万円）	-	115,258	-	177,855	332,459
1株当たり株主持分(人民元)	注2	0.07	0.21	0.95	1.99
（百万円）	-	1	3	13	26
基本1株当たり利益(損失)	注2	(0.32)	0.14	0.46	0.38
（円）	-	(4)	2	6	5
自己資本比率(%)（株主持分/ 資産合計）	注2	2.28	注2	26.9	47.61
（円）	-	36,946	-	50,136	79,536
資本金	注2	2,801,050	2,801,050	3,801,050	6,030,000
（百万円）	-	36,946	36,946	50,136	79,536
発行済株式数	注2	2,801,050 注3	2,801,050 注3	3,801,050 注3	6,030,000
営業活動による正味キャッシュ・フロー	注2	(439,681)	1,088,955	2,715,908	2,022,983
（百万円）	-	(5,799)	14,363	35,823	26,683

投資活動による正味キャッシュ・フロー	注2	(1,414,730)	(1,618,830)	(3,389,693)	(3,796,510)
（百万円）		(18,660)	(21,352)	(44,710)	(50,076)
財務活動による正味キャッシュ・フロー	注2	1,998,129	593,557	1,642,978	8,909,137
（百万円）		26,355	7,829	21,671	117,512
現金および現金同等物期首残高	注2	515,271	578,953	1,484,464	8,620,074
（百万円）		26,355	7,829	21,671	117,512
従業員数（概算値）	注2	517	2,677	2,768	2,800超

注1．作成基準

当社の前身は1997年8月28日に中華人民共和国において中国会社法のもとで閉鎖会社組織である有限会社として設立された。当社は、2003年10月31日現在の登録資本および剰余金を1株の額面1人民元の株式3,830,000,000株に転換することにより、2004年3月3日に、中国会社法に基づいて株式会社に組織変更された。当社のH株式は、2004年6月16日に香港証券取引所（メイン・ボード）に上場されている。上記の財務情報を表示するに際して使用された会計方針および計算方法については、有価証券届出書の「第6経理の状況」を参照されたい。

注2．当社は、2004年3月3日に株式会社として設立され、同年6月16日に上場されたばかりなので、一定の財務情報を2002年および2003年6月30日現在では作成していない。

注3．発行済株式数を決定するにあたり、2004年3月3日に行なわれた3,830,000,000人民元の登録資本および剰余金の転換は、表示期間の最も早い期の期首に行なわれたと仮定した。

2 【事業の内容】

当半期中、当社またはその主要な子会社、関連会社もしくはその他の関係会社の事業の内容に重大な変更はなかった。

3 【関係会社の状況】

(1) 親会社
該当事項なし。

(2) 子会社
有価証券届出書の提出日以降、当社の主要な子会社に重大な変更はなかった。

4 【従業員の状況】

2004年6月30日現在、当グループは2,800名強の従業員を有していた。

第３　【事業の状況】

１　【業績等の概要】

用語集

この用語集には、当社とその事業に関連して本書において使用される用語の解説が含まれている。この用語集と各用語に与えられた意味は、業界で用いられている標準的な意味や用法とは異なる場合がある。

「裸傭船」	傭船者が船舶保険の加入、補助船舶機器、補給品・保守、船舶の運航・管理、すべての運航コストに責任を負い、かつ、傭船者が所定の期間にわたり船舶を占有し、使用し、運航し、船舶所有者にその間の傭船料を支払う一方で、船舶所有者が船舶のみを供給する傭船契約の一形態。
「船荷証券」	運送品の契約および運送人がすでに財貨を受け取り、船積みしたことを証明するために運送人が発行し、または運送人の名義で発行される文書。この文書には、財貨の種類および数量、荷送人、荷受人、船積み港、陸揚げ港ならびに運搬船に関する情報が含まれる。
「積荷目録」	船舶の積載品の一覧ならびに荷送人および荷受人の名称を記載した船積書類。
「運送人」、「輸送業者」または「海運業者」	営利目的で旅客または財貨を輸送する個人または組織。
「傭船」	指定された航海のために一定の期間にわたり固定料金で一定の目的のために船舶を傭船し、または雇うこと。
「荷受人」	運送品の引渡しを受ける相手として船荷証券にその名を記載される者。
「委託貨物」	一般運送人を用いて一方の場所にいる一方の者から他方の場所にいる他方の者に送られる財貨または財物。
「荷送人」	運送人に財貨の輸送を依頼した者として船荷証券にその名を記載される者。
「コンテナ」	船積み用に設計された耐候性のボックス。
「コンテナ貨物」	コンテナで輸送される貨物。
「通関手続き」	輸出品や輸入品を通関させるプロセス。
「税関申告書」	輸出品や輸入品を通関させるための税関への申請書。
「デポ」	コンテナを積み上げるためにコンテナ・ターミナル外にあるコンテナ・ヤード。
「FEU」	40フィート・コンテナ換算単位。長さ40フィート、高さ８フィート６インチ、幅８フィートのコンテナの容積の標準測定単位。
「統合ロジスティクス」	原材料供給から製品の流通にいたるまでを単一のプロセスとして捉えるサプライ・チェーン全体の総合的見方。サプライ・チェーンを構成するすべての機能は、個々の機能を個別に管理するのではなく、単一の実体として管理される。

「在庫管理」	在庫管理を通じて製品の利用可能性を確保するプロセス。
「共同配船」	この取決めの下では、海運会社数社がそれぞれ一定数の船舶を出し合って定期航路を共同運航する。この種の取決めの詳細については、「第二部－第２－３．事業の内容－(1)事業－共同配船およびスロット・チャーター」の項を参照されたい。
「定期船」	所定の港の間を定期的に航行する船舶。
「複合一貫輸送」	１以上の輸送モードで財貨を輸送する方式。
「非船舶運航業者（NVOCC）」	非船舶運航業者。船舶を所有または運航せずに、通常はハウス船荷証券を発行して海運サービスの提供に従事する運送人を意味する海運業界用語。
「海上運賃後払い」	荷受人が海上運送費用の支払いに責任を負う財貨輸送の支払方法の１つ。この種の取決めの詳細については、「第二部－第２－３．事業の内容－(1)事業－販売とマーケティング－価格設定方針と支払い」の項を参照されたい。
「水先案内」	船舶を誘導して入港（出港）し、または危険水域を通るときに水路の案内をする行為。
「貨物運賃前払い」	荷送人が海上運送費用の支払いに責任を負う財貨輸送の支払方法の１つ。この種の取決めの詳細については、「第二部－第２－３．事業の内容－(1)事業－販売とマーケティング－価格設定方針と支払い」の項を参照されたい。
「スロット交換・購入」	コンテナ海運会社が自社の船舶上のコンテナ・スペースを他のコンテナ海運会社に提供する取決め。海運会社は、スロットを交換することができるか、または同様のまたは異なる取決めに基づきパートナーからスロットを購入し、もしくは賃借することができる。この種の取決めの詳細については、「第二部－第２－３．事業の内容－(1)事業－共同配船およびスロット・チャーター」の項を参照されたい。
「船腹予約」	特定体積の貨物の運搬についての運送人との事前取決め（すなわち、船腹の予約）。
「ステベドア」または「船内荷役作業員」	「港湾労働者」ともいう。本船の積み卸し作業および他の各種関連作業活動を容易にするためのターミナル・オペレーター。
「TEU」	20フィート・コンテナ換算単位。長さ20フィート、高さ８フィート６インチ、幅８フィートのコンテナの容積の標準測定単位。
「定期傭船」	特定の期間にわたり船舶所有者が船舶を傭船者に傭船する傭船契約の一形態。当該期間中、傭船者は船舶のレギュレーションおよび運航と燃料費、港湾料、曳船費などの料金の支払いに責任を負う。船舶所有者は、船舶の保守と乗組員給与、その他の固定費（保守費、修繕費、保険、減価償却費など）の支払いにのみ責任を負う。」

当半期の業績

経営陣による討議および分析

経営環境

世界経済は2003年以降回復傾向を維持し、経済成長は加速している。

EUおよび米国はともに成長軌道に乗り、アジアが引続き世界経済成長の牽引役を務めている。

2004年の世界経済の成長率は、年初の予想を大幅に上回るものと予想される。

当半期、中国は引続き健全で安定した発展を遂げた。マクロ経済の管理が奏効し始め、景気動向は不透明さが払拭され、経済における不健全な不安定要因は有効にコントロールされている。

世界のコンテナ輸送市場は活況を呈した。2004年第1四半期以降、コンテナ市場は、従来から季節的に弱含みとなる時期にも拘わらず、極めて好調であった。特に、極東から輸出されるコンテナが、ヨーロッパおよび米国航路の双方において満載となり、またオーストラリア、西および南アフリカ航路の南回りおよび北回りルートがともに旺盛な需要に恵まれた。積載容量に対する旺盛な需要を受けて、運賃は上昇の一途を辿っている。市場からは今後も力強い需要が期待される。

業績の分析

当半期、グループの売上高は9,894,306,000人民元に達し、前年同期から3,503,792,000人民元すなわち約54.8 %増加した。当半期の税引前利益は1,939,631,000人民元で、前年同期から1,547,557,000人民元すなわち約394.7%増加した。株主帰属利益は1,524,555,000人民元で、前年同期を1,133,954,000人民元すなわち約290.3 %上回った。当半期におけるグループ業績の著しい改善は主として、次の理由による。 2003年末以降、新造船および定期傭船が不断なく稼動し、そのため当社の運送能力が大幅に増強された。同時に、当社の経営陣が、海運市場のビジネス・チャンスの獲得に成功し、当社の実入りコンテナ数量が著しく増加した。海運市場の力強い需要を追い風に、グループは着実に運賃を値上げし、利益成長を確保した。グループの船隊を拡充することで、グループは規模の経済の恩恵に与り、全体的なルート調整を最適化することが出来た。その一方でグループは、コスト削減のために一連の対策を実施した。その結果、当半期の税引前利益率は、前年同期の6.1 %から19.6 %に改善された。

航路別のコンテナ積載量の内訳

(単位：TEU)

	当半期	前年同期	増減率
北米・中南米	414,696	304,455	+36.2%
ヨーロッパ・地中海	414,959	317,145	-30.8%
オーストラリア	74,219	44,324	+67.5%
東南アジア	221,680	200,533	-10.6%
中国国内	511,078	374,346	-36.5%
その他	60,386	29,810	-102.6%
合計	1,697,018	1,270,613	-33.6%

当半期、グループは、新たな国際航路での運航を開始した。新たに運航開始した航路には、ヨーロッパ航路AEX2、世界一周航路RTW、米国西海岸航路AA、米国-カナダ間ルートANWおよびオーストラリア航路AANAなどがある。その結果、運航の数と頻度が増し、グループは、市場のニーズにより適合した定期船サービスを提供することが可能となった。

費用分析

当半期、新造船および定期傭船を配備したことによる運送能力の増強により、グループの営業費用が増加した。営業費用の総額は7,542,099,000人民元となり、前年同期から約32.4%増加した。にも拘わらず、費用の増加率は売上高の増加率(約54.8%)を下回った。これは、輸送量の増加、国際航路の開拓および運賃値上げによるものである。

当半期、5隻の新造船(そのうち2隻は4051TEU、2隻は5668 TEUで、残り1隻はTEU)が納入され、運航を開始した。これら新造船の納入が当初の予定より早まったため、グループは、コンテナ海運市場の止まるところを知らぬ需要を余すところなく捉えることができた。上で述べた通り新たな船舶が配備された結果、グループの輸送能力は、2003年度末から正味9.5 % 増加して約217,300 TEUに達した。これは、前年同期から正味約15.5 %の増加に相当する。

2004年年初以来、燃料価格は急騰し、過去20年来の最高値を記録した。グループは引続き、燃料コストを抑制するための数々の施策を実施している。その中には、燃料価格のロックイン、比較的燃料価格が低い燃料補給港および仕入業者の選定、運航速度と日程のバランス調整による燃料消費量の削減などが含まれる。当半期、これらの施策による削減費は累計で約167,000,000人民元に達した。

グループは年初に、鉄鋼およびコンテナ・リース市場における相対的な低価格を活用した。グループは、2003年末から2004年年初にかけて、約125,000 TEUのコンテナを建造ないしリースした。そのうち、 65,000TEUは既に稼動しており、その結果、コンテナ管理費用が大幅に削減された。投資ないし将来の費用は、現在の時価と比べると、約45,000,000米ドル削減される予定である。

グループはまた、港湾料金を初めとする他の事業の管理費用の抑制も強化し、積替費用を最適化してかなりの成果をあげた。

将来の計画および見通し

ヨーロッパ、米国および日本の景気回復が予想を上回ったことで、世界の経済成長に弾みがついた。その結果、世界貿易は再び成長軌道に乗り、年間のコンテナ貿易量は約 9.8 %の成長を遂げると見込まれる。中国経済は引続き急速に成長し、将来の発展の見通しは明るい。世界市場における繊維貿易の輸入割当制度が更新時期を迎えることから、中国の繊維製品の輸出は、世界市場における競争力を背景に大幅に増加すると見込まれる。コンテナが繊維製品の主たる輸送手段であるため、輸入割当制度の撤廃は中国発のコンテナ貿易量を間違いなく増加させるであろう。

2004年に、世界の船隊輸送能力は約670,000 TEUすなわち約9.5%増強される見込である。世界の安全保障問題、不均衡問題、国際的な産業構造調整に伴う新たな問題ならびに燃料価格の継続的高騰にまつわる懸念は払拭されないものの、世界経済の見通しは依然として前途有望である。2004年は、海運業界にとって良き年となるであろう。

取締役は、中国の海運市場は2004年中、確固たる成長を続けるものとみている。中国通信省の予測によると、中国におけるコンテナ輸送量は57百万TEUに達し、前年同期から20.4%の増加となるであろう。さらに、下半期は毎年、海運業界にとって最も活況を呈する時期である。今年の中国輸出コンテナ運賃指数(「CCFI」)は、需要の伸びが持続することを示唆している。

グループは、2000年から2002年にかけて、海運業界が不景気な最中に合計 33 隻の購入ないし傭船を発注することで戦略的に船隊を拡充してきた。これらの船舶が、コンテナ海運市場が回復し始めた時期ないしは回復が持続する時期に納入されまたは今後も引続き納入される。2004年下半期には、7隻の新造船または傭船が納入され、稼動されることになっており、そのうち2隻は5688 TEU および5隻は8468 TEUの積載能力を有する。グループの船隊は、今年末までに輸送能力が正味増加する

ため、2003年末から約36.1 %増加して270,214 TEUに達するであろう。これらの船舶は不況期に発注またはリースされたため、グループは比較的低いコストでその能力を増強することができ、需要が供給を大幅に上回ると予想される時期に海運業界のビジネス・チャンスを捉えることが可能である。

さらに、グループは、鉄鋼およびリース・コンテナ価格が比較的安価な早い時期に一部のコンテナを建造またはリースした。これらのコンテナは、コンテナ海運業界の従来からのピーク・シーズンである下半期にグループのニーズをみたしてくれるものと思われる。さらに、グループの固定価格燃料の約66.7%は未使用であることから、グループの燃料コストは首尾よく管理されるものと思われる。

今年下半期、グループは引続きその年間の営業目標を達成するため、下記の点に注力する。

1. 新造船および傭船を活用することで改めて全体的な航路調整を行ない、増強された航路の輸送能力を活用する。また、ヨーロッパ、地中海および太平洋の各航路の輸送能力を市況に合わせて調整することに注力する。
2. より大きな需要を掘り起こすためグループの営業網を強化し、来るべきピーク・シーズンに備える。
3. コスト抑制策を継続する。特に、コスト抑制のための特別チームを設置し、燃料、コンテナ管理、積み替えおよび港湾費用に更なる削減の余地を模索する。
4. 主要な国際運航航路の運営を、当社の全額所有子会社であるチャイナ・シッピング・コンテナ・ラインズ(香港)カンパニー・リミテッドに移管し、さらなる営業費用の削減と収益力の強化を目指す。

流動性、財源および資本構成

グループの主たる資金源は営業活動によるキャッシュ・フロー、株式公開の手取金および銀行借入である。一方、グループの主たる資金使途は、営業費用、借入の返済および新たな船舶の建造費である。当半期中、 グループは、営業活動による正味キャッシュ・フローとして2,022,983,000人民元を生み出し、2004年6月30日現在のグループの現金残高は8,620,074,000人民元であった。

2004年6月30日現在、グループの銀行借入の総額は8,241,222,000人民元であった。満期構成は、2004年ないし2015年で、1年以内返済分が3,837,612,000人民元、 1年超2年以内返済分が445,030,000人民元、2年超5年以内返済分が1,795,130,000人民元、5年超返済分が2,163,450,000人民元である。グループの長期銀行借入は主に、新船の購入費用に充てられる。

2004年6月30日現在、総額4,294,532,000人民元 (2003年12月31日現在:3,109,502,000人民元)にのぼる複数のコンテナ船が、グループの長期銀行借入の担保に供されている。

2004年6月30日現在、グループのファイナンス・リース債務は1,859,535,000人民元で、リースの満了期間は2004年ないし2013年である。1年以内返済分が367,008,000人民元、1年超2年以内返済分が369,941,000人民元である。2年超5年以内返済分が782,662,000人民元、 5年超返済分が339,924,000人民元である。ファイナンス・リースはすべて、コンテナ・リースに関係している。

2004年6月30日現在、グループの正味負債/株主資本比率(すなわち、正味負債が株主持分に占める比率)は12.3%であり、これは2003年12月31日現在の178.0 %を下回っている。比率が低下した主な理由は、新規公開の手取金および当半期の利益により流動資産が増加したためである。

2004年6月30日現在、グループには固定金利の借入が6,028,640,000人民元、変動金利の借入が267,220,000米ドルあった。借入は主として人民元および米ドル建てであり、同時に現金および現金同等物が同一通貨で保有されている。

日常業務および設備投資のための資金需要は、新規公開手取金およびグループの内部発生資金で賄うことができるであろう。取締役は、グループの営業活動によるキャッシュ・フローを定期的に見直し、随時、銀行借入の一部を現金で返済することを検討する。グループは、効率的な資本構成を目指して株主持分と負債の最適化を図る所存である。

為替リスクおよびヘッジ

グループの収益および費用の大半は米ドル建てである。当半期中、為替相場の変動によりグループの営業または流動性に重大な支障が生じまたは影響が及んだことはなかった。取締役は、グループは、その外貨需要を満たすに足る十分な外貨を保有していると考えている。当半期中、グループは、ヘッジ目的のためにいかなる金融取引も行わなかった。

設備投資契約

2004年6月30日現在、グループには、建造中の船舶につき契約済み未計上の設備投資契約が約5,968,097,000人民元存在する。 グループはまた、子会社に対する追加的資本注入として約500,000,000人民元を約定している。グループが契約済み未計上のバンカー購入契約が約536,917,000人民元存在する。さらに、土地および建物について約43,562,000人民元のリース契約を結んでいるほか、５年以内のオペレーティング・リース契約のもとで借り受けた船舶およびコンテナにつき11,583,207,000人民元のリース契約が存在する。

偶発債務

2004年6月30日現在、グループには重要な偶発債務は存在しない。

2 【生産、受注及び販売の状況】

上記「1　業績等の概要」を参照のこと。

3 【対処すべき課題】

特になし。

4 【経営上の重要な契約等】

特になし。

5 【研究開発活動】

該当事項なし。

第４　【設備の状況】

１　【主要な設備の状況】

有価証券届出書の提出日以降、当社の設備に重要な変更はない。

２　【設備の新設、除却等の計画】

「第　事業の内容－１．業績等の概要」を参照されたい。

第5　【提出会社の状況】

1　【株式等の状況】(2004年6月30日現在)

(1)　【株式の総数等】

授権株式数	発行済株式数	未発行株式数
−*	6,030,000,000株**	−

*　中国会社法は、授権株式の制度を定めていない。
**　国内株式とH株式の合計数。

発行済株式	記名・無記名の別および額面・無額面の別	種類	発行数	上場証券取引所又は登録証券業協会名
	記名式 額面1.00人民元	普通株式	6,030,000,000株*	該当なしー国内株式香港証券取引所ーH株式

*　内訳：　国内株式3,610,000,000株
H株式2,420,000株

(2)　【発行済株式総数及び資本金の状況】(2004年6月30日現在)
(国内株式)

年月日	発行済株式総数(株) 増減数	発行済株式総数(株) 残高	資本金(千人民元) 増減額	資本金(千人民元) 残高	摘要
2004年3月3日		3,830,000,000		3,830,000	株式会社として設立(1)
2004年6月16日	-220,000,000		-220,000		H株式へ転換(2)
2004年6月30日		3,610,000,000		3,610,000	

(H株式)

年月日	発行済株式総数(株) 増減数	発行済株式総数(株) 残高	資本金(千人民元) 増減額	資本金(千人民元) 残高	摘要
2004年6月16日	220,000,000		220,000		国内株式から転換(2)
	2,200,000,000		2,200,000		新規公開 (3)
2004年6月30日		2,420,000,000		2,420,000	

注：
(1) 当社は、2003年10月31日現在の登録資本および剰余金を1株の額面1人民元の株式3,830,000,000株に転換することにより、2004年3月3日に、中国会社法に基づいて株式会社に組織変更された。
(2) 新規公開の一環として、最終持株会社から売出される国内株式220,000,000株がH株式に転換された。
(3) H株式2,200,000,000株が新規公開のため新たに発行された。

2004年6月30日現在、当社株式の追加発行を要するような転換社債または株式ワラントは存在しない。

(3) 【大株主の状況】(2004年6月30日現在の登録株主上位10名)

国内株式

名称	住所	所有株式数*	保有比率(%)
チャイナ・シッピング(グループ)カンパニー	中華人民共和国上海市東大名路700号	3,610,000,000	100·00%

H株式

名称	住所	所有株式数*	保有比率(%)
HKSCCノミニーズ・リミテッド	香港デ・ボークス・ロード・セントラル199、ビクウッド・プラザ7階	2,401,536,000	99.24

*上記以外には、2004年6月30日現在、当社のH株式全体の1%を超えて保有する者はいない。

2 【株価の推移】

表示期間中の香港証券取引所におけるH株式の最高・最低株価は下表のとおりである。

当社は2004年6月16日に香港証券取引所に上場された。

（単位：香港ドル）

当該中間会計期間における月別最高・最低株価	
月別	2004年 6月
最高	2.50
最低	3.20

3 【役員の状況】

有価証券届出書に記載されている当社の取締役に異動はない。

第6　【経理の状況】

1．以下に記載されているチャイナ・シッピング・コンテナ・ラインズ・カンパニー・リミテッド（以下「当社」という。）の中間財務書類は、香港において一般に公正妥当と認められた会計原則および手続に準拠して作成されている。当社の採用した会計原則および手続と日本で一般に公正妥当と認められた会計原則との間の主な相違点に関しては、「3　香港と日本における会計原則および会計慣行の主な相違」に説明されている。

当社の中間財務書類の日本における開示には、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号、以下「中間財務諸表等規則」という。）第63条第1項が適用されている。

2．以下に記載されている中間財務書類は監査を受けていない。

3．当社の原文の中間財務書類は人民元で表示されている。以下の中間財務書類で表示された円金額は、利用者の便宜のためであり、中間財務諸表等規則第66条の規定に従って、2004年9月1日現在の中国通信配信の中国人民銀行公表中心値に基づく1人民元＝13.19円で換算された金額である。金額は百万円単位（四捨五入）で表示されている。

1 【中間財務書類】

(1) 要約中間連結損益計算書

	注記	6月30日に終了した6ヶ月間（未監査）				2003年12月31日に終了した事業年度（監査済）	
		2004年		2003年			
		千人民元	百万円	千人民元	百万円	千人民元	百万円
売上高	2	9,894,306	130,506	6,390,514	84,291	15,276,163	201,492
営業費用	3	(7,542,099)	(99,480)	(5,695,731)	(75,127)	(13,009,891)	(171,600)
売上総利益		2,352,207	31,026	694,783	9,164	2,266,272	29,892
一般管理費		(148,971)	(1,965)	(90,268)	(1,190)	(406,864)	(5,366)
営業利益	4	2,203,236	29,061	604,515	7,974	1,859,408	24,526
財務費用純額	5	(267,735)	(3,531)	(216,429)	(2,855)	(459,447)	(6,060)
持分法による投資利益		4,130	54	3,988	53	6,957	91
税引前中間利益		1,939,631	25,584	392,074	5,172	1,406,918	18,557
税金費用	6	(407,936)	(5,381)	3,129	41	(9,573)	(126)
中間利益		1,531,695	20,203	395,203	5,213	1,397,345	18,431
少数株主損益		(7,140)	(94)	(4,602)	(61)	(14,473)	(191)
株主帰属中間利益		1,524,555	20,109	390,601	5,152	1,382,872	18,240
最終持株会社に対する特別配当	8	(326,201)	(4,303)	-	-	-	-
基本1株当たり中間利益	7	0.38人民元	5円	0.14人民元	2円	0.46人民元	6円

(2) 要約中間連結貸借対照表

	注記	2004年6月30日現在（未監査） 千人民元	百万円	2003年12月31日現在（監査済） 千人民元	百万円
固定資産					
有形固定資産	9	12,789,328	168,691	9,087,847	119,869
繰延税金資産		88,212	1,164	87,559	1,155
関連会社に対する投資		49,358	651	46,343	611
固定資産合計		12,926,898	170,506	9,221,749	121,635
流動資産					
バンカー（燃料）		239,095	3,154	195,041	2,572
受取手形および売掛金	10	2,943,003	38,818	2,360,967	31,141
前払費用およびその他の未収金		476,298	6,282	221,889	2,927
現金および預金		8,620,074	113,699	1,484,464	19,580
流動資産合計		12,278,470	161,953	4,262,361	56,220
流動負債					
支払手形および買掛金	11	1,413,445	18,643	1,484,173	19,576
未払費用およびその他の未払金		1,022,364	13,485	373,593	4,928
未払税金		292,441	3,857	16,486	217
最終持株会社に対する特別配当未払金	8	326,201	4,303	-	-
最終持株会社に対する債務		-	-	77,459	1,022
短期借入金		3,062,582	40,395	1,389,720	18,330
長期借入金－1年以内期日到来分	12	775,030	10,223	387,515	5,111
ファイナンス・リース債務－1年以内期日到来分	13	367,008	4,841	334,232	4,409
流動負債合計		7,259,071	95,747	4,063,178	53,593
正味流動資産		5,019,399	66,206	199,183	2,627
流動負債控除後資産合計		17,946,297	236,712	9,420,932	124,262
株主持分					
資本金	14	6,030,000	79,536	3,801,050	50,136
剰余金	15	5,971,477	78,763	(174,361)	(2,300)
株主持分合計		12,001,477	158,299	3,626,689	47,836
少数株主持分		48,683	643	41,543	548
固定負債					
長期借入金	12	4,403,610	58,084	4,232,772	55,830
ファイナンス・リース債務	13	1,492,527	19,686	1,519,928	20,048
固定負債合計		5,896,137	77,770	5,752,700	75,878
		17,946,297	236,712	9,420,932	124,262

(3) 要約中間連結株主持分変動表

	注記	6月30日に終了した6ヶ月間（未監査）				2003年12月31日に終了した事業年度（監査済）	
		2004年		2003年			
		千人民元	百万円	千人民元	百万円	千人民元	百万円
期首株主持分合計		3,626,689	47,836	199,488	2,631	199,488	2,631
増資		-	-	-	-	1,000,000	13,190
上場時のH株式発行による正味手取金	14/15	7,176,434	94,657	-	-	-	-
中間利益		1,524,555	20,109	390,601	5,152	1,382,872	18,240
子会社の少数株主により放棄された配当金		-	-	-	-	212	3
負債の資本剰余金への振替		-	-	-	-	1,048,636	13,832
株式発行費用		-	-	-	-	(4,519)	(60)
最終持株会社に対する特別配当	8	(326,201)	(4,303)	-	-	-	
期末株主持分合計		12,001,477	158,299	590,089	7,783	3,626,689	47,836

(4) 要約中間連結キャッシュ・フロー計算書

	6月30日に終了した6ヶ月間（未監査）				2003年12月31日に終了した事業年度（監査済）	
	2004年		2003年			
	千人民元	百万円	千人民元	百万円	千人民元	百万円
営業活動による正味キャッシュ・フロー	2,022,983	26,683	1,088,955	14,363	2,715,908	35,823
投資活動による正味キャッシュ・フロー	(3,796,510)	(50,076)	(1,618,830)	(21,352)	(3,389,693)	(44,710)
財務活動による正味キャッシュ・フロー	8,909,137	117,512	593,557	7,829	1,642,978	21,671
現金および現金同等物の純増加	7,135,610	94,119	63,682	840	969,193	12,784
現金および現金同等物期首残高	1,484,464	19,580	515,271	6,796	515,271	6,796
現金および現金同等物期末残高	8,620,074	113,699	578,953	7,636	1,484,464	19,580
現金および現金同等物残高の内訳						
現金および預金	8,620,074	113,699	578,953	7,636	1,484,464	19,580

(5)　要約中間連結財務書類に対する注記

1.　作成基準

当社は1997年8月28日に、中華人民共和国（以下「中国」という。）において、同国の会社法に基づいた有限会社として設立された。2004年3月3日に、当社は、2003年10月31日現在における登録資本および剰余金を1株当たり1人民元の株式3,830,000,000株に転換することで、中国の会社法に基づく株式会社に移行した（以下「組織変更」という。）。当社のH株式は、2004年6月16日より香港証券取引所（以下「メイン・ボード」という。）に上場している。

グループの組織再編（以下「組織再編」という。）（2004年6月4日付の当社の目論見書（以下「目論見書」という。）において付属書類VIIIのセクション2に詳述されている。）に伴い、当社はチャイナ・シッピング・コンテナ・ラインズ（香港）コ・リミテッド（以下「CS 香港」という。）とチャイナ・シッピング・コンテナ・ラインズ（アジア）コ・リミテッド（以下「CS アジア」という。）のすべての発行済株式を、2003年10月15日に兄弟会社より取得した。本組織再編は、香港公認会計士協会（以下「HKSA」という。）公表の香港会計実務基準書（以下「SSAP」という。）第27号「グループ再編成に関する会計」で認められているように合併会計に基づいて会計処理されている。

添付の未監査の要約中間連結財務書類（以下「要約中間財務書類」という。）は、HKSA公表のSSAP第25号「中間財務報告」に従って作成されている。

添付の要約中間財務書類の作成にあたって使用された会計方針および計算方法は、目論見書の付属書類Iに記載されている会計士報告書において使用されたものと同一であり、当該会計士報告書とともに読まれるべきものである。

2．売上高およびセグメント情報

当グループの主要な活動は、コンテナ船を所有し、その傭船および運航により外航および内航のコンテナ海運サービスを提供することである。売上高は、定期船および傭船サービスからの収益総額から値引額および営業税を控除して表している。

（単位：千人民元）

	6月30日に終了した6ヶ月間（未監査）	
	2004年	2003年
売上高		
定期船	9,820,689	6,271,167
傭船	73,617	119,347
	9,894,306	6,390,514

当グループの内部財務報告形式に従い、当グループは事業別セグメントを第一の報告形式とし、地域別セグメントを第二の報告形式としている。

第一の報告形式－事業別セグメント

当グループの事業は、定期船と傭船の2つの主要な事業セグメントで構成されている。当グループの事業は定期船サービスが中心である。傭船事業は個別に報告が必要となる規模ではない。

第二の報告形式－地域別セグメント

当グループの定期船および傭船事業は、世界規模で管理されている。売上高は、北米・中南米、ヨーロッパ・地中海、オーストラリア、東南アジア、中国国内およびその他を含む世界の主要取引航路から生じる。

当社の取締役は、当グループの事業の性質から、SSAP 第 26 号「セグメント報告」で規定されているように当グループの資産を特定の地域セグメントに対して有意義に配賦することは困難であると考えている。従って、地域別セグメント情報は売上高のみ表示されている。

(単位：千人民元)

	6月30日に終了した6ヶ月間（未監査）	
	2004年	2003年
売上高		
北米・中南米	3,781,283	2,803,718
ヨーロッパ・地中海	3,455,067	1,823,254
オーストラリア	507,633	237,747
東南アジア	607,516	608,844
中国国内	787,976	509,804
その他	754,831	407,147
	9,894,306	6,390,514

3．営業費用

(単位：千人民元)

	6月30日に終了した6ヶ月間（未監査）	
	2004年	2003年
営業費用		
コンテナおよび貨物	3,375,684	2,505,663
船舶および航海	2,809,855	2,264,446
サブ・ルートおよびその他	1,356,560	925,622
	7,542,099	5,695,731

4. 営業利益

営業利益としては以下の金額計上後の数値が表示されている。

(単位：千人民元)

	6月30日に終了した6ヶ月間（未監査）	
	2004年	2003年
費用：		
バンカー消費原価	1,148,969	936,450
減価償却：		
－オペレーティング・リースにより貸出中の所有資産	4,330	5,860
－その他の所有資産	167,080	81,069
－ファイナンス・リース中のコンテナ	170,479	143,971
	341,889	230,900
有形固定資産の処分による損失	21	14
オペレーティング・リース賃借料：		
－コンテナ船	962,818	987,938
－コンテナ	182,867	189,733
－建物	6,663	5,246
	1,152,348	1,182,917

5. 財務費用純額

(単位：千人民元)

	6月30日に終了した6ヶ月間(未監査)	
	2004年	2003年
支払利息：		
－銀行借入金	169,762	127,382
－最終持株会社への債務－5年以内に全額返済予定	-	37,535
－ファイナンス・リース債務	129,308	137,607
支払利息合計	299,070	302,524
控除：建造中の船舶に係る資産計上額	(46,542)	(79,792)
	252,528	222,732
受取利息	(2,839)	(2,333)
銀行費用	1,603	420
為替差損(益)	16,443	(4,390)
	267,735	216,429

6．税金

（単位：千人民元）

	6月30日に終了した6ヶ月間（未監査）	
	2004年	2003年
当期法人税		
－中国企業所得税(脚注(ii))	400,585	2,778
－香港法人所得税(脚注(i))	6,889	1,118
繰延税金	(653)	(7,990)
関連会社負担額	1,115	965
	407,936	(3,129)

(i) 香港法人所得税

香港法人所得税は、2004年6月30日に終了した6ヶ月間の見積課税利益に17.5%(2003年度:17.5%)の税率を適用して計上されている。

(ii) 中国企業所得税（以下「EIT」という。）

2003年7月17日付の国家税務当局の通達に従い、当社の最終持株会社であるチャイナ・シッピング（グループ）カンパニーと中国で設立されたその連結納税を認められている子会社は、連結ベースでEITの評価対象となり、2003年12月31日に終了した事業年度においてそれぞれの子会社が個別に評価されることはない（ここに含まれる会社とその連結納税を認められている子会社を総称して「納税法人」という。）。

2003年6月30日に終了した6ヶ月間および2003年12月31日に終了した事業年度において、チャイナ・シッピング（グループ）カンパニーは連結課税ベースで損失を計上しており、EITの課税対象ではない。チャイナ・シッピング（グループ）カンパニーは、納税法人に対してEITを全く配賦していない。従って、2003年6月30日現在および2003年12月31日現在、納税法人に留保されているEITの未払額も未使用の繰越欠損金もない。2003年6月30日に終了した6ヶ月間における連結損益計算書に計上されたEITは、中国で設立され、個別にEITの申告を行う必要があるその他の子会社について、見積課税利益に33%の税率を適用したものである。

2004年度のEITは、中国における関連する法令諸規則に従って計算されている。2004年1月1日から2004年3月2日までの期間において当社に適用されたEITの税率は、33%であった。2004年3月3日に、当社は中国の会社法に基づく株式会社に移行し、浦東新区で登記された。関連する法令諸規則に基づき、2004年3月3日以降に当社に適用されるEITの税率は15%となっている。

関連するEITの規則に従って、中国企業が100%所有海外子会社を通じて得た国外所得は、関連するEITの算定のために当該中国企業の課税所得に合算されなければならない。かかる国外所得に関して納付すべき関連するEITは、関連する法令諸規則により決定される税率を用いて計算される。同時に、国外所得に関連して納付された外国所得税は、EITの納税額を計算する際に外国税額として控除することができるが、関連する税務規則に従って計算しなければならない。CS香港およびCSアジアは当社の100%所有子会社であるため、それらの所得はEITの算定上当社の所得に合算されなければならない。

7．１株当たり中間利益

基本１株当たり中間利益は、2003 年および 2004 年６月 30 日に終了した６ヶ月間における当グループの株主帰属中間利益それぞれ 390,601,000 人民元および 1,524,555,000 人民元に基づいて計算されており、加重平均発行済株式数は、これらの期間においてそれぞれ 2,801,050,000 株および 4,001,456,593 株である。

当社はこれらの期間において希薄化効果のある潜在株式を保有していないため、希薄化後１株当たり利益は表示されていない。

8．最終持株会社に対する特別配当

中国政府財務部により公表され2002年８月27日に施行された「企業の会社再編および国有資本の関連管理および財務処理に関する暫定規則」に従い、当社はチャイナ・シッピング（グループ）カンパニーに対し、2003年11月１日（当社の資産評価が実施された日の翌日）から2004年３月２日（当社が株式会社に移行した日の前日）までの期間（以下「特別期間」という。）における当社の純利益を分配するよう要求されている（以下「本利益処分」という。）。当該金額は、中国の企業会計基準および企業会計システムに従って算定され、当社の内部資金および／または営業活動によるキャッシュ・フローから支払われる。H株式の保有者は、本利益処分による分配を受ける権利を有していない。

当社は、チャイナ・シッピング（グループ）カンパニーに対する分配を行う目的で特別期間における当社の純利益額を算定するため、BDO Zhong Hua公認会計士事務所に委嘱して、特別期間に関する特別監査を実施させた。監査済財務書類によると、特別期間における税引前利益は480,099,000人民元であった。2004年度の連結納税申告がまだ未承認であるため、2004年１月１日から2004年３月２日までの期間における利益に対して33％の税率で所得税153,898,000人民元を引当てている。

9. 有形固定資産

(単位：千人民元)

	未監査			
	コンテナ船、建造中の船舶、オペレーティング・リース中の船舶の改良費	コンテナ	その他	合計
取得原価				
2004年1月1日現在	8,238,775	2,664,346	177,850	11,080,971
追加取得	3,680,107	172,041	198,744	4,050,892
兄弟会社からの取得	-	-	940	940
処分	(14,525)	-	(719)	(15,244)
2004年6月30日現在	11,904,357	2,836,387	376,815	15,117,559
減価償却累計額および減損損失累計額				
2004年1月1日現在	868,517	1,074,385	50,222	1,993,124
当期計上額	161,328	170,555	10,006	341,889
兄弟会社からの取得	-	-	923	923
処分	(7,303)	-	(402)	(7,705)
2004年6月30日現在	1,022,542	1,244,940	60,749	2,328,231
帳簿価額				
2004年6月30日現在	10,881,815	1,591,447	316,066	12,789,328

10. 受取手形および売掛金

(単位：千人民元)

	2004年6月30日現在 (未監査)	2003年12月31日現在 (監査済)
売掛金		
－兄弟会社	1,701,395	1,164,643
－その他	1,160,500	1,136,919
	2,861,895	2,301,562
受取手形	81,108	59,405
	2,943,003	2,360,967

受取手形および売掛金の期日別内訳は、以下のとおりである。

(単位：千人民元)

	2004年6月30日現在 (未監査)	2003年12月31日現在 (監査済)
1～3ヶ月以内	2,776,181	2,133,924
4～6ヶ月以内	165,335	298,628
7～9ヶ月以内	117,425	43,045
10～12ヶ月以内	12,533	12,613
1～2年以内	-	1,228
	3,071,474	2,489,438
控除：貸倒引当金	(128,471)	(128,471)
	2,943,003	2,360,967

与信方針

支払実績の良好な顧客に対しては、30日から50日の与信期間が与えられる。その他の顧客に対する請求は、請求書の提示をもって支払期日となる。

11. 支払手形および買掛金

	2004年6月30日現在 (未監査)	2003年12月31日現在 (監査済)
		(単位：千人民元)
買掛金		
－兄弟会社	219,864	200,591
－その他	1,159,581	766,964
	1,379,445	967,555
支払手形	34,000	516,618
	1,413,445	1,484,173

支払手形および買掛金の期日別内訳は、以下のとおりである。

	2004年6月30日現在 (未監査)	2003年12月31日現在 (監査済)
		(単位：千人民元)
1～3ヶ月以内	1,361,900	1,225,794
4～6ヶ月以内	44,620	221,933
7～9ヶ月以内	6,925	20,727
10～12ヶ月以内	-	15,554
1～2年以内	-	165
	1,413,445	1,484,173

12. 長期借入金

	2004年6月30日現在 (未監査)	2003年12月31日現在 (監査済)
		(単位：千人民元)
5年以内に完済されないもの		
－担保付	5,178,640	4,197,174
－無担保	-	423,113
	5,178,640	4,620,287
控除：流動負債に含まれる1年以内に返済される金額	(775,030)	(387,515)
	4,403,610	4,232,772

	2004年6月30日現在 (未監査)	2003年12月31日現在 (監査済)
		(単位：千人民元)
長期借入金		
1年以内	775,030	387,515
1年超2年以内	445,030	481,462
2年超5年以内	1,795,130	1,626,467
5年超	2,163,450	2,124,843
	5,178,640	4,620,287

2004年6月30日現在、当グループの長期借入金は、帳簿価額が約4,294,532,000人民元(2003年12月31日現在:3,109,502,000人民元)である当グループの一部のコンテナ船によって担保されている。

13. ファイナンス・リース債務

(単位：千人民元)

	2004年6月30日現在（未監査）		
	最低リース支払額	利息	最低リース支払額の正味現在価値
ファイナンス・リース債務			
1年以内	596,842	229,834	367,008
1年超2年以内	546,159	176,218	369,941
2年超5年以内	1,050,476	267,814	782,662
5年超	411,479	71,555	339,924
	2,604,956	745,421	1,859,535
控除：1年内期日到来分	(596,842)	(229,834)	(367,008)
	2,008,114	515,587	1,492,527

(単位：千人民元)

	2003年12月31日現在（監査済）		
	最低リース支払額	利息	最低リース支払額の正味現在価値
ファイナンス・リース債務			
1年以内	565,075	230,843	334,232
1年超2年以内	564,787	178,453	386,334
2年超5年以内	1,029,970	259,714	770,256
5年超	418,396	55,058	363,338
	2,578,228	724,068	1,854,160
控除：1年内期日到来分	(565,075)	(230,843)	(334,232)
	2,013,153	493,225	1,519,928

上記のファイナンス・リース債務は、兄弟会社から賃借したコンテナに関するものである。残高に対して年率16%（2003年：16%）の利息が発生する。

14. 資本金

(単位：千人民元)

	未監査			
	登録資本	1株当たり1人民元の国内株式	1株当たり1人民元のH株式(脚注(ii))	合計
2003年1月1日現在	2,801,050	-	-	2,801,050
増資	1,000,000	-	-	1,000,000
2003年12月31日現在	3,801,050	-	-	3,801,050
組織変更(脚注(i))に際しての転換				
ー剰余金	-	28,950	-	28,950
ー登録資本	(3,801, 050)	3,801,050	-	-
最終持株会社による国内株式の売却および上場時のH株式への転換	-	(220,000)	220,000	-
株式募集によるH株式の新規発行	-	-	2,200,000	2,200,000
2004年6月30日現在	-	3,610,000	2,420,000	6,030,000

脚注：

(i) 2004年3月3日に、当社は、2003年10月31日現在における登録資本および剰余金を1株当たり1人民元の株式3,830,000,000株に転換することで、中国の会社法に基づく株式会社に移行した。

(ii) 当社のH株式は、2004年6月16日に発行され、同日よりメイン・ボードに上場している。

15. 剰余金

(単位：千人民元)

	未監査					
	資本剰余金	法定準備金(脚注(ii))	法定公共厚生基金(脚注(ii))	株式発行費用	剰余金(欠損金)	合計
2004年1月1日現在	1,051,886	10,095	10,019	(4,519)	(1,241,842)	(174,361)
組織変更に際しての剰余金の資本金への振替(脚注(i))	(1,155,592)	(10,095)	(10,019)	-	1,146,756	(28,950)
H株式の発行	5,211,106	-	-	-	-	5,211,106
株式発行費用の当期計上額	-	-	-	(234,672)	-	(234,672)
株式発行費用の資本剰余金への振替	(239,191)	-	-	239,191	-	-
中間利益	-	-	-	-	1,524,555	1,524,555
最終持株会社に対する特別配当(注8)	-	-	-	-	(326,201)	(326,201)
2004年6月30日現在	4,868,209	-	-	-	1,103,268	5,971,477

(単位：千人民元)

	未監査				
	資本剰余金	法定準備金(脚注(ii))	法定公共厚生基金(脚注(ii))	剰余金(欠損金)	合計
2003年1月1日現在	3,038	366	290	(2,605,256)	(2,601,562)
中間利益	-	-	-	390,601	390,601
2003年6月30日現在	3,038	366	290	(2,214,655)	(2,210,961)

脚注：

(i) 2004年3月3日に、当社は、2003年10月31日現在における登録資本および剰余金それぞれ3,801,050,000人民元および28,950,000人民元を1株当たり1人民元の株式3,830,000,000株(注14)

に転換することで、中国の会社法に基づく株式会社に移行した。
(ii) 当期利益から法定準備金および法定公共厚生基金への振替は、当社の定款に従って各事業年度末に行われることになっている。

16. コミットメント

a. **設備投資契約**

2004 年 6 月 30 日現在、当グループは、貸借対照表上には計上されていない以下の重要な設備投資契約を有している。

(単位：千人民元)

	2004 年 6 月 30 日現在 (未監査)	2003 年 12 月 31 日現在 (監査済)
契約済み未計上：		
－子会社に対する追加出資	500,000	-
－建造中の船舶	5,968,097	6,373,195
	6,468,097	6,373,195

b. **購入契約**

2004 年 6 月 30 日現在、当グループは、貸借対照表上には計上されていない以下の重要なバンカーの購入契約を有している。

(単位：千人民元)

	2004 年 6 月 30 日現在 (未監査)	2003 年 12 月 31 日現在 (監査済)
契約済み未計上：		
－バンカーの購入	536,917	805,375

c. リース契約

2004 年 6 月 30 日現在の、解約不能なオペレーティング・リースによる当グループの将来支払最低リース料総額は、以下のとおりである。

(単位：千人民元)

	2004 年 6 月 30 日現在 (未監査)	2003 年 12 月 31 日現在 (監査済)
土地建物：		
－1 年以内	12,663	11,294
－1 年超 5 年以内	30,899	27,239
	43,562	38,533
借受中の傭船船舶および		
オペレーティング・リースによるコンテナ：		
－1 年以内	2,912,298	2,942,707
－1 年超 5 年以内	8,670,909	8,835,086
	11,583,207	11,777,793
	11,626,769	11,816,326

17. 偶発債務

2004 年 6 月 30 日現在、当グループに重要な偶発債務はない。

18. 重要な関連当事者取引

当グループの通常の営業過程において行われた重要な関連当事者との取引は、以下のとおりである。

(単位：千人民元)

	2004年6月30日現在 (未監査)	2003年12月31日現在 (監査済)
収益：		
情報技術サービス	2,295	4,920
コンテナのリース	1,563	1,070
定期船サービス	377,383	453,773
費用：		
支払利息	-	37,535
コンテナの賃借に関連するファイナンス・リース債務の利息相当分	129,308	137,607
シャシーのリース	14,396	8,665
不動産のリース	7,203	4,791
貨物船および定期船代理店サービス	205,355	133,487
コンテナ管理サービス	216,501	276,842
期間傭船サービス	144,762	165,052
ベアボート傭船サービス	21,652	46,726
船体修理サービス	31,259	13,686
水、船舶燃料、潤滑油、スペアパーツおよびその他の資材の供給	125,042	132,121
倉庫サービス	3,686	8,302
情報技術サービス	6,076	7,206
車輌の提供	438	285
乗組員の提供	41,657	41,103
荷積および荷降サービス	243,288	224,321
サブ・ルートサービス	-	17,544
コンテナ地上輸送費用	20,703	2,814

当社の取締役の見解によれば、上記の関連当事者取引は、通常の営業過程において、標準的な取引条件で行われている。

2　【その他】

当該半期末後、本半期報告書提出日までに、当該半期を含む当事業年度の財政状態および経営成績に重要な影響を与える事実は発生していない。

3　【香港と日本における会計原則および会計慣行の主な相違】

添付の財務書類は、香港で一般に公正妥当と認められている会計原則および会計慣行（以下「会計原則」という。）に準拠しており、日本において一般に公正妥当と認められている会計原則に従って作成されたものとは異なる。主な相違点は以下の通りである。

合併会計
香港においては、共通支配下における企業結合に関する会計処理は、会計実務基準書第27号「グループ再編成に関する会計」が指針となる。会計実務基準書第27号によると、企業結合日が直近の貸借対照表日以前であることを前提に、開示対象事業年度の期首から企業結合がなされていたと仮定して連結財務書類を作成する。

日本においては、企業結合に関して2003年10月に「企業結合に係る会計基準の設定に関する意見書」が公表されたが、適用は2006年4月1日以後開始する事業年度からである。現時点においては会計実務として、被合併会社の貸借対照表は基準日の帳簿価額で作成され、合併前の前事業年度に係わる財務書類が遡及して修正されることはない。また、商法の要請により、存続会社へ引き継がれる資産・負債の純額は合併時の時価を超過することはできない。この場合、引き継がれる正味資産・負債の帳簿価格がそれらの公正市場価格を超過する場合、資産・負債と公正市場価格との差額は資本準備金に計上される。被合併会社の損益は、合併期日以降についてのみ認識される。

貸借対照表の表示
香港においては、貸借対照表における表示は、通常、固定資産、流動資産／負債、資本の部、および固定負債の順番とされている。

日本においては、原則として、流動資産、固定資産、資産合計、流動負債、固定負債、負債合計、資本の部の順番で表示される。

収益・費用の計上基準
香港においては、定期船および船舶傭船による収益は、航海日割基準、つまり、個々の航海単位での遂行度に基づいて計上することとされている。

日本においては、売上高は積切（出帆）基準（貨物の船積完了または出帆という事実をもって収益を認識する方法）、航海完了基準（航海が完了したという事実をもって収益を認識する方法）、航海日割基準（航海の遂行度、すなわち経過した日数分の収益を認識する方法）のいずれかによって計上される。

棚卸資産
香港においては、棚卸資産の評価基準は低価法（取得原価か正味実現可能価額のいずれか低い方）のみで取得原価法は認められていない。評価方法は先入先出法と加重平均法のみ認められている。正味実現可能価額は、通常の営業過程における見積売価から完成にかかる見積コストおよび販売のために必要な見積コストを控除した金額である。

日本においては、棚卸資産の評価基準は取得原価法によるが、低価法の採用も認められている。評価方法は個別法、先入先出法、後入先出法、平均原価法等による。

有価証券
香港においては、資産の保全目的のため、または子会社、関連会社またはジョイント・ベンチャー

に対する投資としての債券および持分証券以外は、上場または非上場の債券および株式は満期保有有価証券、投資有価証券、その他有価証券のいずれかに分類される。

満期保有有価証券は償却原価から減損を加味した金額で計上される。全体の10%といった割合の満期保有有価証券が満期前に売却された場合には、すべての満期保有有価証券の分類を修正しなければならない。

長期の継続保有を予定している債券および株式は投資有価証券に分類され、償却原価から一時的ではないと予測される価値の低下を加味した金額または公正価値のいずれかで計上される。

満期保有有価証券あるいは投資有価証券以外の有価証券はその他投資有価証券として分類され、貸借対照表上公正価値で計上される。その他投資有価証券の未実現損益は損益計算書に計上される。

日本においては、保有目的に応じて有価証券を以下のカテゴリーに分類している。

売買目的有価証券：
短期的な時価の変動により利益を得ることを目的として保有する有価証券であり、時価評価され、実現損益および未実現損益は損益計上される。

満期保有目的債券：
満期保有目的債券は、取得価額と額面金額の差額を金利の調整として取り扱う償却原価法に基づく価額により計上される。満期保有目的債券は、満期日に額面金額での償還が予定されていなければならない。また、保有者は、満期まで保有する意思および能力を有していなければならない。満期保有の意思を明確することが要求される。満期保有目的債券の保有目的の変更は極めて例外的に認められるものであり、基準を満たさない保有目的の変更が行われると、すべての債券を満期保有目的に区分することができなくなる。

その他有価証券：
売買目的有価証券、満期保有目的の債券、子会社関連会社株式に分類されなかった有価証券はその他有価証券に分類される。その他有価証券は時価により計上され、未実現損益は、税効果考慮後の金額が資本の部に計上されるか、または、未実現損失は損益計算書に、未実現利益は税効果考慮後の金額が資本の部に計上される。その他有価証券の時価評価は一般的に2001年4月以後開始する事業年度から行われており、その他有価証券は2001年3月31日に終了する事業年度までは、原価法または低価法のいずれかで計上されている。この場合、含み損益を注記により開示しなければならない。

有価証券の市場価値が著しく下落している場合に、回復する見込みがあると認められた場合を除き、減損処理を行わなければならない。日本においては、一般的に、市場価格が50%以上を下落していれば、回復する見込みがないかぎり減損処理が行われ、50%未満30%以上の下落であれば、著しい下落と判断し、時価の下落が一時的なものかどうかにより減損の要否が判断される。

<u>固定資産の減損</u>
香港においては、資産の減損の兆候が見られる場合は、帳簿価額を回収可能額にまで減額しなければならない。回収可能額は、正味販売価格と資産から生じる税引前将来キャッシュフローの現在価値のいずれか高い価額とされる。減損処理は、資産が再評価されていない場合、対象資産の帳簿価額を回収可能額まで減額し、差額は費用計上されることになる。また再評価されている場合は、評価益相当額を限度として評価益と相殺する処理を行う。

減損処理した後に回収可能額が回復した場合には、減損を取り消す処理を行うが、減損前の金額に減価償却による減少を加味した金額に修正される。

日本では、長期性資産の減損会計について、2002年8月に「固定資産の減損に係る会計基準の設定に関する意見書」が公表されたが、適用は2005年4月1日以後開始する事業年度（早期適用は2004年3月31日に終了する事業年度から可能）からである。当該意見書と香港の会計基準に重要な相違は

なく、適用時期が異なっているのみである。

建設中の固定資産に関連する借入金に係る利息の取得原価算入

香港においては、使用もしくは売却できるようになるまでに相当程度の期間を要する固定資産の取得、建設または製造に直接関連する借入金に係る利息は、当該資産の取得原価の一部として資産計上する。

日本においては、建設期間中の固定資産に関連する借入金に係る利息は、原則として期間費用処理される。

リース

香港においては、リース契約は、契約の本質が金融取引であり、かつ借手が資産の所有権に係るすべてのリスクを実質的に負担しすべての経済的利益を実質的に享受する場合は、ファイナンス・リース取引に分類される。他のすべてのリース契約は、オペレーティング・リース取引に分類される。

日本においては、所有権が移転されるファイナンス・リース契約を除いて、賃貸借処理を行うのが一般的である。

外貨換算

香港においては、子会社および関連会社の外貨建の貸借対照表は貸借対照表日の為替レートで、損益項目は期中平均レートで換算される。換算差額は資本の部の剰余金として計上される。

日本においては、在外事業体の貸借対照表は、取得時レートで換算される資本項目を除き、各々の貸借対照表日の為替レートで円換算される。収益および費用は、期中平均レートまたは貸借対照表日の為替レートで円換算される。貸借の不一致は、為替換算調整勘定として計上され、資本の部に計上されている。

キャッシュ・フロー計算書

香港においては、キャッシュ・フロー計算書は、営業活動、投資活動、財務活動に分けて表示される。

日本においては、キャッシュ・フロー計算書は営業活動、投資活動および財務活動に分けて表示される。研究開発、税金等は営業活動に含まれる。エクイティ・ファイナンスは財務活動に含まれる。利息および配当金については、受取利息、受取配当金および支払利息を営業活動に含め、支払配当金を財務活動に含める方法と、受取利息および受取配当金を投資活動に含め、支払利息および支払配当金を財務活動に含める方法がある。

金融商品の時価情報

香港においては、上場有価証券を除いては、金融商品の公正価値の開示は要求されていない。

日本においては、公正価値を合理的に見積もることができる金融商品（有効なヘッジに係る金融商品を除く）については、貸借対照表に計上されているか否かにかかわらず公正価値を開示することが要求されている。

有給休暇引当金

香港においては、従業員の期末日における未消化の有給休暇について、次年度の消化を見込んで有給休暇引当金を計上する。

日本においてはこのような引当金の計上は要求されていない。

剰余金

香港においては、中国企業の利益処分にて決議された、法定公益金は、剰余金の一部として処理する。

日本においては、従業員に対する厚生関連項目は、すべてその期間の費用として処理される。

第７　【外国為替相場の推移】

	2004年						
最近６箇月間の月別為替相場の推移	月別	１月	２月	３月	４月	５月	６月
	最高	12.99	13.16	13.54	13.33	13.84	13.42
	最低	12.81	12.74	12.76	12.59	13.33	12.99
	平均	12.89	12.85	13.15	12.95	13.62	13.23
最近日の為替相場	１人民元＝13.29円（2004年９月21日）						

単位：１人民元の円相当額（円／人民元）。
出典：中国の外為管理局が公表している人民元／100 円のデータを基に、円／人民元ベースに換算したものである。なお、本書の提出日現在、2004 年４月分の当該為替データが外為管理局より公表されていないため、2004年３月までの６ヵ月分を掲載した。

第８　【提出会社の参考情報】

提出書類	提出日
有価証券届出書	2004年５月24日
有価証券届出書の訂正届出書	2004年５月31日
有価証券届出書の訂正届出書	2004年６月３日
有価証券届出書の訂正届出書	2004年６月７日
有価証券届出書の訂正届出書	2004年６月10日

第二部　【提出会社の保証会社等の情報】

該当事項なし。

第１　【保証会社情報】

該当事項なし。

第２　【保証会社以外の会社の情報】

該当事項なし。

第３　【指数等の情報】

該当事項なし。

Use this form if you want the Public Offer Shares to be registered in your name 如要求以　閣下的名義登記獲配發的公開發售股份，請使用本表格

NOTE: Unless defined herein, terms in this application form shall have the same meanings as those defined in the prospectus of China Shipping Container Lines Company Limited dated 4th June, 2004 (the "Prospectus").
附註：除本申請表格另有定義外，本申請表格所用詞彙與中海集裝箱運輸股份有限公司於二零零四年六月四日刊發的招股章程(「招股章程」)所定義的詞語具相同涵義。

Staple your payment here
請將股款緊釘在此

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this application form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or in any part of the contents of this application form.
香港聯合交易所有限公司及香港中央結算有限公司對本申請表格內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本申請表格全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

A copy of this application form, together with a copy of the YELLOW application form, the Prospectus and the other documents specified in the paragraph headed "Documents delivered to the Registrar of Companies and available for inspection" in appendix IX to the Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance. The Securities and Futures Commission and the Registrar of Companies in Hong Kong take no responsibility as to the contents of any of these documents.
本申請表格連同黃色申請表格、招股章程及招股章程附錄九中「送呈公司註冊處處長及備查文件」一段所述的其他文件，已遵照《公司條例》第342C條的規定，送交香港公司註冊處處長註冊存案。香港證券及期貨事務監察委員會及香港公司註冊處處長對任何此等文件的內容概不負責。

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)

PLACING AND PUBLIC OFFER

Number of Offer Shares	:	2,420,000,000 H Shares (subject to the Over-allotment Option)
Number of Public Offer Shares	:	121,000,000 H Shares (subject to adjustment)
Number of Placing Shares	:	2,299,000,000 H Shares (subject to adjustment and the Over-allotment Option)
Offer Price	:	not more than HK$4.175 per H Share (payable in full in Hong Kong dollars on application, plus 1% brokerage, a SFC transaction levy of 0.005%, an investor compensation levy of 0.002% and a stock exchange trading fee of 0.005% and subject to refund) and expected to be not less than HK$3.175 per H Share
Nominal value per H Share	:	RMB1.00
Stock code	:	2866

配售及公開發售

發售股份數目	:	2,420,000,000股H股（視乎超額配股權而定）
公開發售股份數目	:	121,000,000股H股（可予調整）
配售股份數目	:	2,299,000,000股H股（可予調整及視乎超額配股權而定）
發售價	:	每股H股不超過4.175港元（須於申請時以港元繳足，另加1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費，多繳款項可予退還）及預期每股H股不低於3.175港元
每股H股面值	:	人民幣1.00元
股份代號	:	2866

Application form 申請表格

Applications will be accepted until 12:00 noon on Wednesday, 9th June, 2004.
You must read the conditions and instructions contained in this form.
You must complete all parts of this form.
Please write clearly.

截止接受認購申請時間為：二零零四年六月九日（星期三）中午十二時正
務請細閱本表格所載的條件及指示
本表格各部分必須全部清楚填妥

To:
China Shipping Container Lines Company Limited ("Company")
BNP Paribas Peregrine Capital Limited ("BNP Paribas Peregrine")
Morgan Stanley Dean Witter Asia Limited
Credit Suisse First Boston (Hong Kong) Limited
BOCI Asia Limited
Tai Fook Securities Company Limited
First Shanghai Securities Limited
ICEA Capital Limited
Prudential Brokerage Limited
Shenyin Wanguo Capital (H.K.) Limited
Sun Hung Kai International Limited
South China Securities Limited
Wintech Securities Limited

- **apply** for the number of H Shares set out below, on the terms and conditions set out in the Prospectus and this application form, and subject to the provisions of the Articles of Association;
- **enclose** payment in full for the H Shares applied for, including 1% brokerage fee, 0.005% SFC transaction levy, 0.002% investor compensation levy and 0.005% Stock Exchange trading fee;
- **undertake and agree** to accept the H Shares applied for, or any lesser number allocated to me/us on this application;
- **declare** that this is the only application made and the only application intended by me/us to be made on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC, to benefit me/us or the person for whose benefit I am/we are applying;
- **represent, warrant** and **undertake** to you that I am not/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is, a U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act")) and that I/we and the person for whose benefit I am/we are applying are outside the United States and will be acquiring the H Shares in an offshore transaction (as defined in Regulation S under the U.S. Securities Act);
- **represent, warrant** and **undertake** to you that I am/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is a person the allotment of or an application of the Public Offer Shares to or for whose benefit this application is made would require the Company to comply with any requirements under any law or regulation (whether or not having the force of law) of any territory outside Hong Kong;
- **represent, warrant** and **undertake** to you that I am/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is, restricted by any laws of Hong Kong or elsewhere for making this application or paying application monies hereby payable;
- **undertake** and **confirm** that I/we and the person for whose benefit I am/we are applying have not indicated an interest for or taken up and will not indicate an interest for or take up any H Shares under the Placing;
- **understand** that this declaration and representation will be relied upon by the Company and BNP Paribas Peregrine in deciding whether or not to make any allotment of H Shares in response to this application;
- **authorise** the Company to place my/our name(s) on the register of members of the Company as the holder of any H Shares to be allotted to me/us and (subject to the terms and conditions set out on the pages attached to this form) to send any H Share certificate(s) and/or any refund cheque(s) by ordinary post at my/our own risk to the address given on this form;
- **request** that any refund cheque(s) be made payable to me (or in the case of joint applicants, to the first-named applicant); and
- **have read** the terms and conditions and application procedures set out on the pages attached to this form and in the Prospectus and **agree** to be bound by them.

致：
中海集裝箱運輸股份有限公司(「貴公司」)
法國巴黎百富勤融資有限公司(「法國巴黎百富勤」)
摩根士丹利添惠亞洲有限公司
Credit Suisse First Boston (Hong Kong) Limited
中銀國際亞洲有限公司
大福證券有限公司
第一上海證券有限公司
工商東亞融資有限公司
信誠證券有限公司
申銀萬國融資(香港)有限公司
新鴻基國際有限公司
南華證券投資有限公司
盈泰証券有限公司

本人／吾等：

- 按照招股章程及本申請表格所載條款及條件，及公司章程所載的各項規定，申請以下數目的H股；
- 夾附申購H股所需的全數股款(包括1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費)；
- 承諾及同意接納所申請的H股，或任何就本項申請認購分配給本人／吾等較申請股數為少的H股；
- 聲明是項申請是本人／吾等為本身的利益或本人／吾等為其利益而提出申請認購的人士的利益以白色或黃色申請表格或向香港結算發出電子認購指示所作出的或擬作出的唯一申請；
- 聲明、保證及承諾本人／吾等／吾等各自並非，及本人／吾等為其利益而作出申請的人士並非美籍人士(定義見一九三三年美國證券法S規例(以經修訂者為準)(「美國證券法」))，以及本人／吾等和本人／吾等為其利益而作出申請的人士均身處美國以外，並將會以離岸交易(定義見美國證券法S規例)的方式認購H股；
- 聲明、保證及承諾本人／吾等／吾等各自不會，以及本人／吾等為其利益而作出申請的人士的公開發售股份的配發或申請不會引致　貴公司須遵從香港以外任何地區的任何法例或規則的要求(不論是否具法律效力)；
- 聲明、保證及承諾本人／吾等／吾等各自不會，及本人／吾等為其利益而作出申請的人士不會就作出本申請或支付本申請項下應付的申請股款而言受到香港或其他地區的任何法律限制；
- 承諾及確認，本人／吾等及本人／吾等為其利益作出申請認購的人士並無表示有興趣或已認購及不會表示有興趣或認購配售項下的任何H股；
- 明白　貴公司及法國巴黎百富勤將依賴本聲明及陳述，以決定是否因應本項申請而配發任何H股；
- 授權　貴公司將本人／吾等的姓名／名稱列入　貴公司股東名冊內，作為任何本人／吾等所獲配發的H股的持有人，及(按本表格附頁載列的條款及條件規定)以普通郵遞方式寄發任何H股股票及／或退款支票往本表格所示地址，郵誤風險概由本人／吾等承擔；
- 要求任何退款支票以本人(或如屬聯名申請人，以名列首位的申請人)為收款人；及
- 已細閱本申請表格各附頁及招股章程所載條款、條件及申請手續，並同意遵守。

Signed by (all) applicant(s) (all joint applicants must sign):
由(所有)申請人簽署(所有聯名申請人必須簽署)：

....

Date 日期：................................/......................../..........................
D 日　M 月　Y 年

For Broker use 此欄供經紀填寫 Lodged by 申請由以下經紀遞交					
Broker No. 經紀號碼					
Broker's Chop 經紀印章					

Warning:
- It is important that you read the conditions and application procedures overleaf.
- Only one application may be made for the benefit of any person on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC. Multiple or suspected multiple applications on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC and applications made by one applicant on either a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC for more than 60,500,000 H Shares, being 50% of the Public Offer Shares initially being offered to the public, and applications where cheque(s) or banker's cashier orders are dishonoured upon first presentation are liable to be rejected.
- **You may be prosecuted if you make a false declaration.**

警告：
- 閣下必須細閱背頁的條件及認購申請手續。
- 任何人士以受益人身份以白色或黃色申請表格或向香港結算發出電子認購指示只可以作一次認購申請。以白色或黃色申請表格或向香港結算發出電子認購指示作出的重複或疑屬重複申請，由一位申請人以白色或黃色申請表格或向香港結算發出電子認購指示提出認購超過60,500,000股H股(即初步提呈予公眾人士的公開發售股份百分之五十)的認購申請，以及支票或銀行本票於首次過戶時不獲兌現的認購申請均會遭拒絕受理。
- **閣下如作出虛假聲明，可能會被檢控。**

Use this form if you want the Public Offer Shares to be registered in your name

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PLACING AND PUBLIC OFFER

Conditions of your application

Unless otherwise stated, terms used in these conditions have the same meanings ascribed thereto in the Prospectus.

A. Who can apply

1. You, the applicant(s), and any person(s) for whose benefit you are applying, must be 18 years of age or older.
2. If you are a **firm**, the application must be in the names of the individual members, not in the name of the firm.
3. If you are a **body corporate**, the application must be signed by a duly authorised officer, who must state his or her representative capacity.
4. Save under the circumstances permitted by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), you **cannot** apply for any H Shares if you or any person(s) for whose benefit you are applying are/is:
   - an existing beneficial owner of the Shares;
   - the chief executive, a director or a supervisor of the Company or any of its subsidiaries;
   - a connected person (as defined in the Listing Rules) of the Company;
   - an associate of any of the above (as "associate" is defined in the Listing Rules); or
   - a legal or natural person of the People's Republic of China (other than Hong Kong, Macau and Taiwan).
5. You **cannot** apply for any Public Offer Shares if you or any person(s) for whose benefit you are applying is/are a U.S. person(s) (as defined in Regulation S under the U.S. Securities Act), or if you or any person(s) for whose benefit you are applying is/are not outside the United States or will not be acquiring H Shares in an offshore transaction (as defined in Regulation S under the U.S. Securities Act).

B. If you are a nominee

If you are a nominee, in which case you may make an application as a nominee by: (i) giving **electronic application instruction** to HKSCC (if you are a CCASS Participant); and (ii) lodging more than one application form in your own name on behalf of different beneficial owners. In the box on the application form marked "For nominees", you must include:

- an account number, or
- some other identification code

for **each** beneficial owner and if you do not include this information, the application will be treated as being made for *your benefit*.

C. Lodge only one application for your (or any of your joint applicants') benefit

Multiple or suspected multiple applications will be rejected. All of your applications will be rejected as multiple applications if you, or you and your joint applicant(s) together:

- make more than one application (whether individually or jointly with others) on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant) (save in the case of applications made by nominees in accordance with paragraph B above); or
- apply on one **WHITE** or **YELLOW** application form (whether individually or jointly with others) or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant) for more than 50% of the H Shares initially being offered for public subscription under the Public Offer (that is, to apply for more than 60,500,000 H Shares).
- receive any Placing Shares under the Placing.

All of your applications will also be rejected as multiple applications if more than one application on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant) is made for **your benefit**. If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company then the application will be treated as being made for your benefit.

Unlisted company means a company with no equity securities listed on the Stock Exchange.

Statutory control means you:

- control the composition of the board of directors of that company, or
- control more than half of the voting power of that company, or
- hold more than half of the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

D. Allocation of Public Offer Shares - Pools A and B

The Public Offer Shares, of initially 121,000,000 H Shares, available for subscription by the public under the Public Offer on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (after taking into account of any adjustment of H Shares between the Placing and the Public Offer) will be divided into two equal pools of at least 60,500,000 H Shares each for allocation purposes: pool A and pool B. The H Shares in pool A will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of HK$5 million (excluding the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee payable thereon) or less. The H Shares in pool B will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee payable thereon). For the purpose of this paragraph only, "subscription price" for the H Shares means the price payable on application therefor (without regard to the Offer Price as finally determined). You should be aware that applications in pool A and applications in pool B (or in the same pool) may receive different allocation ratios. If H Shares in one (but not both) of the pools are undersubscribed, the surplus H Shares will be transferred to the other pool to satisfy demand in that pool and be allocated accordingly. You can only receive an allocation of H Shares from either pool A or pool B but not from both pools. In addition, multiple applications or suspected multiple applications and any application for more than 50% of the 121,000,000 H Shares initially included in the Public Offer (i.e. 60,500,000 H Shares) will be rejected. No applications will be accepted from applicants applying for more than the total number of Public Offer Shares originally allocated to each pool. When there is over-subscription, allocation of H Shares to investors under the Public Offer, both in relation to pool A and pool B, will be based solely on the level of valid applications received under the Public Offer. The basis of allocation in each pool may vary, depending on the number of H Shares validly applied for by each applicant. The allocation of Public Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of H Shares and those applicants who are not successful in the ballot may not receive any H Shares.

E. Supplemental Information

If any supplement to the Prospectus is issued, applicant(s) who have already submitted this form may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

F. Effect of completing and submitting this form

By completing and submitting this form you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- **instruct and authorise** the Company and BNP Paribas Peregrine (or their respective agents or nominees) as agent for the Company to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to register any H Shares allotted to you in your name(s) as required by the Articles of Association and otherwise to give effect to the arrangements described in the Prospectus and this application form;
- **undertake** to sign all documents and to do all things necessary to enable you to be registered as the holder of the H Shares to be allotted to you, and as required by the Articles of Association;
- **represent and warrant** that you understand that the H Shares have not been and will not be registered under the U.S. Securities Act, that you are not a U.S. person (as defined in Regulation S under the U.S. Securities Act) and that you are outside the United States and will be acquiring the H Shares in an offshore transaction (as defined under Regulation S under the U.S. Securities Act);
- **confirm** that you have received a copy of the Prospectus and have only relied on the information and representations contained in the Prospectus in making your application and not on any other information or representation concerning the Company;
- **agree** that the Company, BNP Paribas Peregrine, the Underwriters, their respective directors, officers, employees, partners, agents, advisers or any other parties involved in the Share Offer are not liable for any information and representations not contained in the Prospectus;
- **agree** (without prejudice to any other rights which you may have) that once your application has been accepted, you may not revoke or rescind it because of an innocent misrepresentation;
- (if the application is made for your own benefit) **warrant** that this is the only application which will be made for your benefit on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant);
- (if the application is made by an agent on your behalf) **warrant** that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;
- (if you are an agent for another person) **warrant** that reasonable enquires have been made of that other person that this is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant), and that you are duly authorised to sign this form or to give electronic application instruction as that other person's agent;
- **agree** that once your application is accepted, acceptance of your application will be evidenced by the results of the Public Offer made available by the Company;
- **undertake and confirm** that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Placing Shares in the Placing, nor otherwise participate in the Placing;
- **warrant** the truth and accuracy of the information contained in your application;
- **agree** to disclose to the Company, BNP Paribas Peregrine and their respective agents, any information which they require about you or the person(s) for whose benefit you have made this application;
- **agree** that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- **undertake** and **agree** to accept the H Shares applied for, or any lesser number allocated to you under the application;
- **authorise** the Company to place your name(s) on the Hong Kong register of members of the Company as the holder(s) of any Public Offer Shares allocated to you, and the Company and/or its agents to send any H share certificate(s) and/or any refund cheque (where applicable) to you or (in case of joint applicants) the first-named applicant in the application form by ordinary post at your own risk to the address stated on your application form (except that if you have applied for 500,000 Public Offer Shares or more and have indicated in your application form, you can collect your share certificate(s) and/or refund cheque (where *applicable) in person between 9:00 a.m. and 1:00 p.m. on Tuesday, 15th June, 2004 from Computershare* Hong Kong Investor Services Limited;
- **if** the laws of any place outside Hong Kong are applicable to your application, you **agree and warrant** that you have complied with all such laws and none of the Company, BNP Paribas Peregrine and the Underwriters nor any of their respective officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in the Prospectus;
- **agree** with the Company, for itself and for the benefit of each shareholder of the Company (and so that the Company will be deemed by its acceptance in whole or in part of the application to have agreed for itself and on behalf or each shareholder of the Company) to observe and comply with the PRC Company *Law, the Special Regulations and the Articles of Association;*
- **agree** with the Company, each shareholder, director, supervisor, manager and officer of the Company, and the Company acting for itself and for each director, supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award, which shall be final and conclusive;
- **authorise** the Company to enter into a contract on behalf of you with each director, supervisor and officer of the Company whereby such directors, supervisors and officers undertake to observe and comply with *their obligations to shareholders stipulated in the Articles of Association;*
- **agree** with the Company and each shareholder of the Company that H Shares in the Company are freely transferable by the holders thereof; and
- **confirm** that you are aware of the restrictions on offering of the H Shares described in the Prospectus.

The Company and the Underwriters and their respective directors and any other parties involved in the Share Offer are entitled to rely on any warranty, representation or declaration made by you in this application. In the event of the application being made by joint applicants, all the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given and assumed by and imposed on the applicants jointly and severally.

G. Power of attorney

If your application is made by a person duly authorised under a power of attorney, the Company and BNP Paribas Peregrine (or their respective agents or nominees) as its agent may accept it at their discretion, and subject to any conditions they think fit, including evidence of the authority of your attorney.

H. Determination of Offer Price

The Offer Price will be fixed by agreement between the Public Offer Joint Lead Managers, on behalf of the Underwriters, the Selling Shareholder and the Company before the Price Determination Time which is on or before 6:00 a.m. on Thursday, 10th June, 2004. The Public Offer Joint Lead Managers, on behalf of the Underwriters, may, with the consent of the Selling Shareholder and the Company, reduce the indicative Offer Price range below that stated in the Prospectus (which is HK$3.175 to HK$4.175 per H Share) at any time prior to the morning of the last day for lodging applications. In such a case, notices of the reduction in the indicative Offer Price range will be published in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) not later than the morning of the last day for lodging applications under the Public Offer. Applicants should have regard to the possibility that any announcement of a reduction in the indicative Offer Price range may not be made until that time. If the Public Offer Joint Lead Managers, on behalf of the Underwriters, the Selling Shareholder and the Company are unable to reach an agreement on the Offer Price at or before the Price Determination Time or a postponement of the Price Determination Time which shall be no later than 9:00 a.m. on Thursday, 10th June, 2004, the Public Offer will not become unconditional and will lapse. Applicants under the Public Offer should note that in no circumstances can applications be withdrawn once submitted, even if the Offer Price range is so reduced.

Allotment of Public Offer Shares

Subject to the terms and conditions as set out herein and in the Prospectus, Public Offer Shares will be allotted (either conditionally or unconditionally) after the application lists close.

The Company expects to announce the basis of allocation and results of applications of the Public Offer Shares, and the Hong Kong Identity Card numbers, passport numbers or Hong Kong business registration numbers (where applicable) of successful applicants under the Public Offer on Tuesday, 15th June, 2004 in the South China Morning Post (in English) and Hong Kong Economic Times (in Chinese).

If your application for Public Offer Shares is successful (in whole or in part)

If you have applied for 500,000 Public Offer Shares or more and have indicated on this application form that you will collect your refund cheque (where applicable) and share certificate(s) personally, you may collect them in person from:

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17/F, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

between 9:00 a.m. and 1:00 p.m. on Tuesday, 15th June, 2004 or any other date notified by the Company in the newspapers as the date of despatch of H Share certificates, after which the H Share certificate(s) will be posted at your own risk to the address stated on this application form.

Applicants being individuals who opt for personal collection must not authorise any other person to make collection on their behalf. You must show your identification documents (which must be acceptable to Computershare Hong Kong Investor Services Limited) to collect your H Share certificate(s). Applicants being corporations which opt for personal collection must attend by *their authorised representatives bearing letters of authorisation from their corporations stamped with the corporation chops. Both* individuals and authorised representative (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you have applied for less than 500,000 Public Offer Shares or if you have applied for 500,000 or more Public Offer Shares and have NOT indicated on this application form that you will collect your H Share certificates, then it is expected that your H Share certificates will be sent to the address on your application form on Tuesday, 15th June, 2004, by ordinary post and at your own risk.

The Company will not issue temporary documents of title. No receipts will be issued for application monies paid.

Circumstances in which you will not be allotted Public Offer Shares

You may not be allocated Public Offer Shares for any of the following reasons:

1. If you revoke or withdraw your application:

By completing and submitting an application form you agree that you cannot revoke your application before 4th July, 2004. However, you may revoke your application before the fifth day after the time of the opening of the application lists (excluding for this purpose any day which is not a business day (including Saturday)) if a person responsible for the Prospectus under section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for the Prospectus. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your application form. This collateral contract will be in consideration of the Company agreeing that it will not offer any Public Offer Share to any person before 4th July, 2004 except by means of one of the procedures referred to in the Prospectus.If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

If your application has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the press of the results of allocation, and where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

2. At the discretion of the Company or its agents, your application is rejected:

The Company and BNP Paribas Peregrine (or their respective agents) have full discretion to reject or accept any application, or to accept only part of any application.

The Company and BNP Paribas Peregrine (or their respective agents) do not have to give any reason for any rejection or acceptance.

3. If your application is rejected:

Your application will be rejected if:

- it is a multiple application or a suspected multiple application;
- your application form is not filled in correctly in accordance with the instructions;
- your payment is not made correctly;
- you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation;
- you or the person for whose benefit you are applying have applied for and /or received or will receive H Shares under the Placing; or
- you apply for more than 50% of the Public Offer Shares initially being offered to the public for subscription.

4. If your application is not accepted:

Your application may not be accepted if:

- any of the Underwriting Agreements does not become unconditional; or
- any of the Underwriting Agreements is terminated in accordance with its terms.

Use this form if you want the Public Offer Shares to be registered in your name

5. **If the allotment of Public Offer Shares is void:**
Your allotment of Public Offer Shares will be void if the Listing Committee of the Stock Exchange (the "Listing Committee") does not grant permission to list the H Shares either:

- within 3 weeks from the closing date of the application lists; or
- within a longer period of up to 6 weeks if the Listing Committee notifies the Company of that longer period within 3 weeks of the closing date of the application lists.

Refund of your money

If you do not receive any Public Offer Shares for any of but not limited to the above reasons, the Company will refund your *application money together with the 1% brokerage fee, the 0.005% SFC transaction levy, the 0.002% investor compensation levy* and the 0.005% Stock Exchange trading fee to you without interest. If your application is accepted only in part, the Company will refund the appropriate portion of your application money, the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee to you, without interest. Any interest accrued on such money prior to the date of despatch of refund cheques will be retained for the benefit of the Company. If the Offer Price is less than the price per Offer Share initially paid by the applicant on application, in which case the Company will refund the surplus application money together with the appropriate portion of brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee, without interest. You will also be refunded if the conditions of Share Offer are not fulfilled.
All refunds will be by a cheque crossed "Account Payee Only", made out to you, or, if you are joint applicants, to the first-named applicant on your application form.
If you have applied for 500,000 H Shares or more and have indicated in your application form that you wish to collect your refund cheque personally, you may collect it in person from:

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17/F, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

between 9:00 a.m. and 1:00 p.m. on Tuesday, 15th June, 2004 or any other date notified by the Company in the newspapers as the date of despatch of refund cheques, after which your refund cheque will be posted to you by ordinary post and at your own risk to the address stated on this application form.
Applicants being individuals who opt for personal collection must not authorise any other person to make collection on their behalf. You must show your identification documents (which must be acceptable to Computershare Hong Kong Investor Services Limited) to collect your refund cheque. Applicants being corporations which opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporation chops. Both individuals and authorised representative (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.
If you have applied for less than 500,000 H Shares or if you have applied for 500,000 H Shares or more but have not indicated in your application form that you wish to collect your refund cheque personally within the time specified for collection, then it is expected that the refund cheque will be sent to the address on your application form on Tuesday, 15th June, 2004, by ordinary post and at your own risk.

Application by HKSCC Nominees Limited

Where this form is signed by HKSCC Nominees Limited on behalf of persons who have given electronic application instructions to apply for Public Offer Shares, the provisions of this form which are inconsistent with those set out in the Prospectus shall not apply and the provisions in the Prospectus shall prevail. Without limiting the generality of this paragraph, the following sections of this application form are inapplicable where this form is signed by HKSCC Nominees Limited:

- all warranties on the first page, except the first warranty concerning application for Public Offer Shares on the terms and conditions of the Prospectus and this application form, and subject to the Articles of Association;
- "Warning" on the first page;
- paragraph "B. If you are a nominee" under "Conditions of your application";
- "Lodge only one application for your (or any of your joint applicants') benefit";
- all representations and warranties under the section headed "Effect of completing and submitting this form", except the first two paragraphs regarding registration of H Shares in the applicant's name and the signing of documents to enable the applicant to be registered as the holder of the H Shares applied for;
- "*If your application for Public Offer Shares is successful (in whole or in part)*";
- "Circumstances in which you will not be allotted Public Offer Shares"; and
- "Refund of your money".

PERSONAL DATA

Personal Information Collection Statement
The main provisions of the Personal Data (Privacy) Ordinance (the "Ordinance") came into effect in Hong Kong on 20th December, 1996. This Personal Information Collection Statement informs the applicant for and holder of H Shares of the policies and practices of the Company and its Hong Kong share registrar in relation to personal data and the Ordinance.

1. **Reasons for the collection of your personal data**
From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company or its agents and its Hong Kong share registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the Hong Kong share registrar.
Failure to supply the requested data may result in your application for securities being rejected or in delay or inability of the Company or its Hong Kong share registrar to effect transfers or otherwise render their services. It may also prevent or delay registration or transfer of the Public Offer Shares which you have successfully applied for and/or the despatch of H Share certificate(s), and/or refund cheque(s) to which you are entitled.
It is important that holders of securities inform the Company and its Hong Kong share registrar concerned immediately of any inaccuracies in the personal data supplied.

2. **Purposes**
The personal data of the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:
- processing of your application and verification of compliance with the terms and application procedures set out in this form and the Prospectus and announcing results of allocation of the Public Offer Shares;
- enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
- registering new issues or transfers into or out of the name of holders of securities including, where applicable, in the name of HKSCC Nominees Limited;
- *maintaining or updating the registers of holders of securities of the Company;*
- conducting or assisting to conduct signature verifications, any other verification or exchange of information;
- establishing benefit entitlements of holders of securities of the Company, such as dividends, rights issues and bonus issues;
- distributing communications from the Company and its subsidiaries;
- compiling statistical information and shareholder profiles;
- making disclosures as required by laws, rules or regulations;
- disclosing identities of successful applicants by way of press announcement or otherwise;
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable the Company and its Hong Kong share registrar to discharge their obligations to holders of securities and/or regulators and/or any other purpose to which the holders of securities may from time to time agree.

3. **Transfer of personal data**
Personal data held by the Company and its Hong Kong share registrar relating to the applicants and holders of securities will be kept confidential but the Company and its Hong Kong share registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the applicants and holders of securities to, from or with any and all of the following persons and entities:
- the Company or its appointed agents such as financial advisers and receiving bankers;
- where applicants for securities request deposit into CCASS, to HKSCC and HKSCC Nominees Limited, who will use the personal data for the purposes of operating CCASS;
- any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Company and/or its Hong Kong share registrar in connection with the operation of their businesses;
- the Stock Exchange, the Securities and Futures Commission and any other statutory, regulatory or governmental bodies; and
- any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers, etc.

4. **Access and correction of personal data**
The Ordinance provides the applicants and holders of securities with rights to ascertain whether the Company and/or its Hong Kong share registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and its Hong Kong share registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Company for the attention of the Company secretary or (as the case my be) its Hong Kong share registrar for the attention of the Privacy Compliance Officer (for the purposes of the Ordinance).

By signing this form, you agree to all of the above.

How to make your application

1. Use the table set out below to calculate how many H Shares you want to subscribe for, and how much you must pay. Your application must be for a minimum of 1,000 H Shares. Applications for more than 1,000 H Shares must be in one of the multiples set out in the table below subject to a maximum of 60,500,000 H Shares. No application for any other number of H Shares will be considered and any such application is liable to be rejected. The table also sets out the total amount payable for such multiples of H Shares up to 60,500,000 H Shares. You must pay the maximum Issue Price of HK$4.175 per H Share, plus brokerage fee of 1%, the SFC transaction levy of 0.005%, the investor compensation levy of 0.002% and the Stock Exchange trading fee of 0.005%.
2. Complete the form correctly in accordance with the instructions and sign it. **Only written signatures will be accepted.**
3. Staple your payment to the form. You must pay for the Public Offer Shares applied for by one **cheque** or by one **banker's cashier order**.
Each application must be accompanied by either one separate cheque or one separate banker's cashier order.
If you pay by cheque, the cheque must:
- be in Hong Kong dollars;
- not be post-dated;
- be drawn on your Hong Kong dollar bank account in Hong Kong;
- show your account name. This name must either be pre-printed on the cheque, or be endorsed at the back by a person authorised by the bank. This account name must be the same as the name on the application form. If it is a joint application, the account name must be the same as the name of the **first-named** *applicant*;
- be made payable to "**Horsford Nominees Limited — CSCL Public Offer**"; and
- be crossed "Account Payee Only".

Your application will be rejected if your cheque:
- does not meet all these requirements; or
- is dishonoured on its first presentation.

If you pay by banker's cashier order (the "order"):
- you must purchase the order from a licensed bank in Hong Kong, and have your name certified on the back of such order by a person authorised by the bank. The name certified at the back of the order and the name on the application form must be the same. If it is a joint application, the name on the back of such order must be the same as the name of the **first-named** applicant;
- the order must be in Hong Kong dollars;
- the order must not be post-dated;
- the order must be made payable to "**Horsford Nominees Limited — CSCL Public Offer**"; and
- the order must be crossed "Account Payee Only".

Your application will be **rejected** if your order does not meet all these requirements.

4. Tear off the application form, fold the form once and lodge it in one of the special collection boxes at any one of the following branches of **Standard Chartered Bank**:

	Branch name	Address
Hong Kong:	88 DVR Branch	88 Des Voeux Road Central
	Central Branch	Shop no. 16, G/F & LG/F, New World Tower, 16-18 Queen's Road Central
	Leighton Centre Branch	Shop 12-16, Upper Ground Floor, Leighton Centre, 77 Leighton Road
	Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon:	Mongkok Bank Centre Branch	Bank Centre, 630-636 Nathan Road, Mongkok
	Tsim Sha Tsui Branch	10 Granville Road, Tsimshatsui
	Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
	San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
New Territories:	Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan
	Tai Po Branch	23 & 25 Kwong Fuk Road, Tai Po Market, Tai Po

or any one of the following branches of **Bank of China (Hong Kong) Limited**:

Hong Kong:	Bank of China Tower Branch	3/F, 1 Garden Road, Central
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
	North Point Branch	G/F, Roca Centre, 464 King's Road, North Point
Kowloon:	Mong Kok Branch	589 Nathan Road, Mong Kok
	Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
	Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
New Territories:	Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long

or any one of the following branches of **Hang Seng Bank**:

Hong Kong:	Head Office	83 Des Voeux Road Central
	Central District Branch	Basement, Central Building, Pedder Street
	Wanchai Branch	200 Hennessy Road
	North Point Branch	335 King's Road
Kowloon:	Kowloon Main Branch	618 Nathan Road
	Hankow Road Branch	4 Hankow Road
	Kwun Tong Branch	70 Yue Man Square
New Territories:	Tsuen Wan Branch	289 Sha Tsui Road, Tsuen Wan
	Shatin Branch	Shop 18 Lucky Plaza, Wang Pok Street, Shatin
	Tuen Mun Town Plaza Branch	Shop No. 28, Upper G/F, Tuen Mun Town Plaza, Phase II, Tuen Mun

5. Your application form can be lodged at these times:

Friday, 4th June, 2004	–	9:00 a.m. to 4:00 p.m.
Saturday, 5th June, 2004	–	9:00 a.m. to 12:00 noon
Monday, 7th June, 2004	–	9:00 a.m. to 4:00 p.m.
Tuesday, 8th June, 2004	–	9:00 a.m. to 4:00 p.m.
Wednesday, 9th June, 2004	–	9:00 a.m. to 12:00 noon

6. The latest time for lodging your application is **12:00 noon on Wednesday, 9th June, 2004**. The application lists will be open between 11:45 a.m. and 12:00 noon on that day, subject only to the weather conditions. The application lists will not open if there is:
- a tropical cyclone warning signal 8 or above; or
- a "black" rainstorm warning signal

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Wednesday, 9th June, 2004, or if there are similar extraneous factors as are acceptable to the Stock Exchange. Instead they will be open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force at any time between 9:00 a.m. and 12:00 noon.
Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

7. The right is reserved to present all or any remittances for payment. However, your cheque or banker's cashier order will not be presented for payment before 12:00 noon on Wednesday, 9th June, 2004. The Company will not give you a receipt for your payment. The Company will keep any interest accrued on your application money.
The right is also reserved to retain any share certificates and/or any surplus application monies or refunds pending clearance of your cheque or banker's cashier order.

TABLE OF MULTIPLES AND PAYMENTS

No. of H Shares applied for	Amount payable on application	No. of H Shares applied for	Amount payable on application	No. of H Shares applied for	Amount payable on application
	HK$		HK$		HK$
1,000	4,217.25	10,000	42,172.52	100,000[1]	421,725.11
2,000	8,434.51	20,000	84,345.03	2,000,000[2]	8,434,502.00
3,000	12,651.76	30,000	126,517.53	8,000,000[3]	33,738,008.00
4,000	16,869.01	40,000	168,690.04	60,500,000[4]	255,143,685.51
5,000	21,086.25	50,000	210,862.56	(1) Thereafter in multiples of 100,000 H Shares	
6,000	25,303.50	60,000	253,035.07	(2) Thereafter in multiples of 200,000 H Shares	
7,000	29,520.75	70,000	295,207.57	(3) Thereafter in multiples of 500,000 H Shares	
8,000	33,738.01	80,000	337,380.08	(4) Maximum number of H Shares you may apply for	
9,000	37,955.26	90,000	379,552.60		

如要求以　閣下的名義登記獲配發的公開發售股份，請使用本表格

5. **公開發售股份的配發無效：**
如聯交所上市委員會(「上市委員會」)在下列期間並未批准H股上市，　閣下的公開發售股份分配將會無效：
- 截止辦理登記認購申請後的三個星期內；或
- 如上市委員會在截止辦理登記認購申請後三個星期內通知本公司延長有關期限，則最長在辦理登記認購申請後六個星期內。

退還款項

凡因上述任何原因(但不限於上述原因)未能收取任何公開發售股份者，本公司將不計利息退還申請股款連同1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費。凡只獲部分接納的申請人，本公司將把適當部分的申請認購股款、經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費，不計利息退還。於寄發退款支票前就該款項應計的任何利息將撥歸本公司所有。如發售價低於申請人在申請時初步繳付的每股發售股份價格，在這種情況下，本公司會連同經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費的適當部分，將多出的申請款項不計利息退還。如股份發售的條件未獲達成，本公司亦會向　閣下退款。

所有退款以支票發還，退款支票將劃線註明「只准入收款人帳戶」，並以　閣下作為收款人，或如屬聯名申請人，則以申請表格上排名首位的申請人為收款人。

倘　閣下申請認購500,000股或以上的H股，且已在申請表格上表明擬親自領取退款支票，　閣下可在二零零四年六月十五日(星期二)或任何由本公司於報章上公佈的其他寄發退款支票日期當日上午九時正至下午一時正期間，親自前往以下地點領取退款支票：

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712－1716號舖

倘　閣下未有於所述時間領取　閣下的退款支票，該等支票將隨後以普通郵遞寄往　閣下在申請表格所填寫的地址，郵誤風險概由　閣下承擔。

選擇親自領取的個人申請人不得授權任何其他人士代表其領取。　閣下必須於領取退款支票時出示身份證明文件(必須為獲香港中央證券登記有限公司接納的證明)。選擇親自領取的公司申請人必須由其授權代表帶同蓋上公司印章的授權書到取。個人及授權代表(如適用)均須於領取時出示獲得香港中央證券登記有限公司接納的身份證明文件。

如　閣下申請認購少於500,000股H股或如　閣下申請500,000股或以上H股但並無在申請表格上表明擬於指定領取時間內親自領取退款支票，則退款支票將預期於二零零四年六月十五日(星期二)以普通郵遞方式寄往　閣下申請表格上所示地址，郵誤風險概由　閣下承擔。

由香港中央結算(代理人)有限公司提交的申請

倘香港中央結算(代理人)有限公司代表已給予電子認購指示認購公開發售股份的人士簽署本申請表格，與該等載於招股章程內有別的本申請表格條文將不適用及以招股章程內的條文為準。在不限制本段的一致性的情況下，倘本申請表格由香港中央結算(代理人)有限公司簽署，下列本申請表格內各節並不適用：
- 首頁的全部保證(惟關於根據招股章程及本申請表格的條款及條件提出申購公開發售股份的首項保證除外，並受公司章程所規限)；
- 首頁的「警告」；
- 在「申請條件」下的「乙.倘閣下為代名人」；
- 「僅可為閣下本身(或　閣下聯名申請人)的利益提交一份申請」；
- 「填妥及遞交本申請表格的效用」一節的所有聲明及保證，惟首兩項關於以申請人名義登記H股及簽署文件以便申請人登記成為所申購H股的持有人者除外；
- 「倘成功申請認購(全部或部分)公開發售股份」；
- 「導致　閣下不獲配發公開發售股份的情況」；及
- 「退還款項」。

個人資料

個人資料收集聲明

個人資料(私隱)條例(「條例」)中的主要條文已於一九九六年十二月二十日在香港生效，此份個人資料收集聲明是向H股持有人說明本公司及香港股份過戶登記處就個人資料及該條例而制訂的政策及實際應用條文。

1. **收集　閣下的個人資料的原因**
證券申請人申請認購證券時或證券持有人將證券轉往其名下，或將證券轉讓予他人，或要求香港股份過戶登記處提供服務時，須不時向本公司或其代理人及香港股份過戶登記處提供其最新的準確個人資料。
若未能向香港股份過戶登記處提供所需資料，會導致香港股份過戶登記處拒絕　閣下證券的認購申請或延誤或無法進行過戶或提供服務，亦可能妨礙或延誤　閣下成功申請認購的公開發售股份的登記或過戶及／或妨礙或延誤寄發　閣下有權收取的股票及／或退款支票。證券持有人所提供的個人資料如有任何不確，必須即時知會本公司及香港股份過戶登記處。

2. **資料用途**
證券持有人的個人資料可以任何方式採用、持有及／或保存，以作下列用途：
- 處理　閣下的認購申請及核實是否遵守本表格及招股章程所呈列的條款及申請步驟，以及公佈公開發售股份的配發結果；
- 使香港及其他地區的所有適用法例及規例獲得遵守；
- 為證券持有人登記新發行證券或把證券轉入其名下或由其名下轉讓予他人(包括(如適用)使用香港中央結算(代理人)有限公司的名義)；
- 保存或更新本公司證券持有人名冊；
- 核對或協助核對簽名或核對或交換資料；
- 確定本公司證券持有人可獲取的利益，例如股息、供股及紅股；
- 寄發本公司及其附屬公司的公司通訊；
- 編製統計資料及股東資料；
- 遵照法例、規則或規例的要求作出披露；
- 透過報章公佈或其他方式披露成功申請人的身份；
- 披露有關資料以便作出權利索償；及
- 與上述有關的任何其他伴隨或相關目的及／或使本公司及香港股份過戶登記處可向證券持有人及／或監管機構履行責任及／或證券持有人不時同意的任何其他目的。

3. **向他人提供有關的個人資料**
本公司及香港股份過戶登記處會把申請人及證券持有人的資料保密，但本公司及香港股份過戶登記處可能會作出必要的查詢以確定個人資料的準確性，以便資料可用作上述任何用途，尤其可能會將申請人及證券持有人的個人資料向下列任何或所有人士及實體披露、獲取或提供有關資料(不論在香港或外地)：
- 本公司或其委任的代理人，例如財務顧問及收款銀行；
- 當申請人要求將證券存入中央結算系統時，香港結算及香港中央結算(代理人)有限公司就運作中央結算系統方面而言，將使用個人資料；
- 任何向本公司及／或香港股份過戶登記處提供與其業務運作有關的行政、電訊、電腦、付款或其他服務的代理人、承包商或第三者服務供應商；
- 聯交所、證券及期貨事務監察委員會及任何其他法定、監管或政府機關；及
- 與證券持有人有業務往來或建議有業務往來的任何其他人士或機構，例如銀行、律師、會計師或股票經紀等。

4. **查閱及更正個人資料**
條例賦予申請人及證券持有人權利審查本公司及／或香港股份過戶登記處是否持有其個人資料，並有權索取資料副本及更正任何不確的資料。依據條例，本公司及香港股份過戶登記處有權就處理任何查閱資料的要求收取合理費用，所有關於查閱資料或更正資料或關於資料政策及實際應用或資料類別的要求，應向本公司的公司秘書或(視情況而定)香港股份過戶登記處屬下就條例而設的私隱權條例事務主任提出。

簽署本表格後，即表示　閣下同意上述各項。

申請手續

1. 請按照下表計算　閣下擬購買的H股數目和應繳股款。　閣下可認購申請的股數最少為1,000股H股。倘申請認購超過1,000股H股，則須為下表所列的倍數，但不能超過最多60,500,000股H股。任何其他數目的H股認購申請將不獲考慮，而該等認購申請亦不予受理。下表亦列出申請認購不多於60,500,000股H股的H股倍數的應付款項金額。申請人須繳付每股H股的最高發售價4.175港元，另加1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費。

2. 正確地按照指示填妥並簽署申請表格。只接納親筆簽名。

3. 付款支票須緊釘於申請表格上。申請公開發售股份的股款必須以一張支票或一張銀行本票支付。每份申請必須附有單獨開出的支票或銀行本票。
如以支票付款，該支票必須：
- 為港元支票；
- 並非期票；
- 由香港的港元銀行帳戶開出；
- 顯示　閣下的銀行帳戶名稱，而該戶名須已預印在支票上，或由有關銀行授權的人士在該票背面簽署證明帳戶名稱。該帳戶的名稱須與本申請表格上的名稱相同。如屬聯名認購申請，該戶口必須與排名首位申請人的姓名／名稱相同；
- 註明收款人為「**Horsford Nominees Limited – CSCL Public Offer**」；及
- 劃線註明「只准入收款人帳戶」。

下列情況將導致申請不獲接納：
- 支票未能符合所有上述規定；或
- 支票首次過戶不獲兌現。

以銀行本票(「本票」)付款的手續：
- 如購買本票，該本票必須由香港持牌銀行發出，並由發出本票銀行的授權人在該本票背面簽署證明購買人姓名／名稱。本票背面所顯示姓名／名稱須與申請表格所示的姓名／名稱相同，如屬聯名申請，該戶名必須與排名首位申請人的姓名／名稱相同；
- 為港元本票；
- 並非期票；
- 註明收款人為「**Horsford Nominees Limited – CSCL Public Offer**」；及
- 在本票上劃線註明「只准入收款人帳戶」。

本票如不符合所有有關要求將概不受理。

4. 撕下申請表格，對摺一次，然後投入渣打銀行下列任何一間分行特設的收集箱內：

	分行名稱	地址
港島區：	德輔道88號分行	中環德輔道中88號
	中環分行	中環皇后大道中16-18號新世界大廈16號舖地下及地庫
	禮頓中心分行	禮頓道77號禮頓中心地下上層12-16舖
	太古坊分行	鰂魚涌英皇道969號地下
九龍區：	旺角銀行中心分行	旺角彌敦道630-636號銀行中心
	尖沙咀分行	尖沙咀加連威老道10號
	觀塘分行	觀塘輔仁街88-90號
	新蒲崗分行	新蒲崗寧遠街10-20號
新界區：	荃灣分行	荃灣沙咀道263號娛樂廣場地庫第一層
	大埔分行	大埔大埔墟廣福道23及25號

或中國銀行(香港)有限公司下列任何一間分行：

港島區：	中銀大廈分行	中環花園道1號3樓
	中環永安集團大廈分行	德輔道中71號
	軒尼詩道409分行	灣仔軒尼詩道409-415號
	北角分行	北角英皇道464號樂嘉中心商場地下
九龍區：	旺角分行	旺角彌敦道589號
	九龍廣場分行	青山道485號九龍廣場地下1號
	黃埔花園分行	紅磡黃埔花園第一期商場G8B號
新界區：	元朗青山道分行	元朗青山公路162號

或恒生銀行下列任何一間分行：

港島區：	總行	德輔道中83號
	中區分行	畢打街中建大廈地庫
	灣仔分行	軒尼詩道200號
	北角分行	英皇道335號
九龍區：	九龍總行	彌敦道618號
	漢口道分行	漢口道4號
	觀塘分行	裕民坊70號
新界區：	荃灣分行	荃灣沙咀道289號
	沙田分行	沙田橫壆街好運中心18號舖
	屯門市廣場分行	屯門市廣場第二期商場地下28號

5. 可於下列時間內提交申請表格：

二零零四年六月四日(星期五)	—	上午九時正至下午四時正
二零零四年六月五日(星期六)	—	上午九時正至中午十二時正
二零零四年六月七日(星期一)	—	上午九時正至下午四時正
二零零四年六月八日(星期二)	—	上午九時正至下午四時正
二零零四年六月九日(星期三)	—	上午九時正至中午十二時正

6. 申請表格必須於**二零零四年六月九日(星期三)中午十二時正或之前**遞交。本公司將於當日上午十一時四十五分至中午十二時正期間登記認購申請，惟須視乎當日天氣情況而定。
如下列警告信號在二零零四年六月九日(星期三)上午九時正至中午十二時正期間內任何時間在香港懸掛或如出現獲聯交所接納的類似的外在因素，將不會登記申請：
- 8號或以上熱帶氣旋警告信號；或
- 「黑色」暴雨警告信號

申請認購登記將改為在上午九時正至中午十二時正內任何時間並無懸掛上述任何一項警告信號的下一個營業日當日上午十一時四十五分至中午十二時正期間內繼續進行。
營業日指香港星期六、日或公眾假期以外的日子。

7. 本公司保留將　閣下一切或任何股款過戶的權利。然而，繳付股款支票或本票將不會於二零零四年六月九日(星期三)中午十二時正前過戶。本公司將不會發回付款收條。本公司將保留　閣下的申請股款的任何累積利息。

本公司亦有權正待　閣下的支票過戶期間保留任何股票及／或任何盈餘的申請股款或退款支票或銀行本票。

申請倍數及應繳款項一覽表

申請H股股數	申請時應繳款項	申請H股股數	申請時應繳款項	申請H股股數	申請時應繳款項
	港元		港元		港元
1,000	4,217.25	10,000	42,172.52	100,000[(1)]	421,725.11
2,000	8,434.51	20,000	84,345.03	2,000,000[(2)]	8,434,502.00
3,000	12,651.76	30,000	126,517.53	8,000,000[(3)]	33,738,008.00
4,000	16,869.01	40,000	168,690.04	60,500,000[(4)]	255,143,685.51
5,000	21,086.25	50,000	210,862.56	(1) 其後按100,000股H股的倍數	
6,000	25,303.50	60,000	253,035.07	(2) 其後按200,000股H股的倍數	
7,000	29,520.75	70,000	295,207.57	(3) 其後按500,000股H股的倍數	
8,000	33,738.01	80,000	337,380.08	(4) 閣下可申請的最高H股數目	
9,000	37,955.26	90,000	379,552.60		

如要求以　閣下的名義登記獲配發的公開發售股份，請使用本表格

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)

配售及公開發售

申請條件

除文義另有所指外，申請條件所用的詞語與招股章程所用者具有相同涵義。

甲.　**申請人資格**

1. 閣下及　閣下為其利益作出申請的任何人士必須年滿18歲或以上。
2. 如　閣下屬商號，則須以商號內個別成員而非以商號的名義申請。
3. 如　閣下屬法人團體，申請表格須由該法人團體正式授權的負責人簽署，並須註明簽署人的職銜。
4. 除非是在獲得香港聯合交易所有限公司證券上市規則(「上市規則」)容許的情況下，下列人士不得申請或為其利益申請認購任何H股：
   - 股份的現有實益擁有人；
   - 本公司或其任何附屬公司的行政總裁、董事或監事；
   - 本公司的關連人士(定義見上市規則)；
   - 上述任何人士的聯繫人(「聯繫人」的定義見上市規則)；或
   - 中華人民共和國境內(不包括香港、澳門和台灣)的法人或自然人。
5. 如　閣下或　閣下為其利益作出申請的任何人士為美籍人士(定義見美國證券法S規例)，或　閣下或　閣下為其利益而作出申請的人士並非身處美國以外，或不會以離岸交易(定義見美國證券法S規例)的方式認購H股，亦不得申請任何公開發售股份。

乙.　**倘　閣下為代名人**

倘　閣下為代名人，則可作為代名人：(i)向香港結算發出電子認購指示(倘　閣下為中央結算系統參與者)；及(ii)以本身名義代表不同實益擁有人提交超過一份申請表格作出申請，惟須於申請表格上「由代名人遞交」一欄填寫每名實益擁有人的：

- 帳戶號碼；或
- 其他身份識別編碼。

如未有列明以上資料，則申請表格將視作為　閣下本身利益而遞交。

丙.　**僅可為　閣下本身(或　閣下任何聯名申請人)的利益提交一份申請**

重複申請或疑屬重複的申請概不受理。如　閣下，或　閣下連同　閣下的聯名申請人作出以下任何一項行為，則　閣下的所有申請將會視為重複申請而概不受理：

- 以白色或黃色申請表格或(如　閣下屬中央結算系統參與者或透過中央結算系統經紀參與者或中央結算系統託管商參與者作出申請)向香港結算作出**電子認購指示**遞交超過一份申請(不論以個人名義或與其他人士共同遞交)(根據上文乙段由代名人遞交的申請除外)；或
- 以白色或黃色申請表格或(如　閣下屬中央結算系統參與者或透過中央結算系統經紀參與者或中央結算系統託管商參與者作出申請)向香港結算作出**電子認購指示**申請認購(不論以個人名義或與其他人士共同遞交)根據公開發售初步供公眾人士申請的H股50%以上(即申請超過60,500,000股H股)；或
- 根據配售而收取任何配售股份。

如接獲超過一份以白色或黃色申請表格或(如　閣下屬中央結算系統參與者或透過中央結算系統經紀參與者或中央結算系統託管商參與者作出申請)向香港結算作出**電子認購指示**為　閣下的利益提出的申請，則　閣下所有申請均會被視為重複申請而概不獲受理。如申請人為非上市公司，而

- 該公司的唯一業務為從事證券買賣；及
- 閣下對該公司可行使法定控制權，該項申請將視作為　閣下本身的利益提出。

*非上市公司*指其股本證券並沒有在聯交所上市的公司。

法定控制權指　閣下：

- 控制該公司董事會的組成；或
- 控制該公司一半以上投票權；或
- 持有該公司一半以上已發行股本(不計無權分派某個特定金額以外的盈利或資本的部分股本)。

丁.　**公開發售股份的分配—甲組及乙組**

就分配而言，根據公開發售提呈可供公眾以白色或黃色申請表格或以向香港結算發出**電子認購指示**的方式申請認購的公開發售股份初步為121,000,000股H股(在計入配售及公開發售間的任何H股調整後)將平均分為兩組：甲組及乙組，每組至少60,500,000股H股。甲組的H股將按公平基準分配予申請總認購價為5,000,000港元或以下(不包括應付的經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費)的H股申請人。乙組的H股將按公平基準分配予申請認購價為5,000,000港元以上(不包括應付的經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費)的H股申請人。只就本段而言，H股的「認購價」指於申請時就所申請的H股應付的價格(這與最終釐定的發售價無關)。　閣下應注意，甲組與乙組申請所獲的分配比例(或同一組內的分配比例)可能有所不同。如任何一組(並非兩組)的H股出現認購不足的情況，則剩餘的H股將轉撥往另一組，以滿足該組的需求，並作出適當分配。　閣下僅可獲分配甲組或乙組的H股而不可同時從兩組獲分配H股。此外，重複申請或疑屬重複申請以及申請數目超過根據公開發售初步提呈的H股121,000,000股H股的50%(即60,500,000股H股)的任何申請，均將被拒絕受理。作出超過初步分配至每一組的公開發售股份總數的申請人的申請概不予接納。倘出現超額認購，分配予公開發售項下投資者的H股(甲組及乙組)，將純粹根據公開發售所接獲的有效申請的數量而定。每一組的分配基準可依據各申請人有效申請的H股數目而有所不同。公開發售股份的分配(如適用)可包括抽籤，即意味某些申請人獲分配的H股股數可能較其他申請同一H股數目的人士為多，而未獲抽中的申請人則可能不獲分配任何H股。

戊.　**補充資料**

倘刊發任何招股章程的補充資料，已遞交本表格的申請人可能會或可能不會(視乎補充資料所載資料)獲知會他們可撤回其申請。倘申請人未獲知會，或申請人已獲知會惟未有根據知會的程序撤回其申請，則全部已遞交的申請依然有效，並可能獲接納。受上文所限，申請一旦提出即不可撤回，而申請人將被視為已按經作出補充的招股章程的基準提出申請。

己.　**填妥及遞交本申請表格的效用**

本申請表格一經填妥及遞交，即表明　閣下(如屬聯名申請人，即　閣下與聯名申請人共同及個別地)為　閣下，或以代理或代名人的身份，代表　閣下為其作為代理或代名人的每位人士：

- **指示及授權**本公司及法國巴黎百富勤(或其各自的代理人或代名人)作為本公司的代理，代表　閣下簽署任何過戶表格、成交單據或其他文件，以及代表　閣下辦理所有其他必需手續，以　閣下的名義登記任何配發予　閣下的H股，及辦理其他手續，以遵照公司章程的規定及以其他方式完成招股章程及本申請表格內所述的各項安排；
- **承諾**簽署所有文件及辦理所有必要手續，以便按照公司章程，以　閣下的名義登記為　閣下獲配發的H股持有人；
- **聲明及保證**　閣下知悉H股並無且不會根據美國證券法登記，而且　閣下並非美籍人士(定義見美國證券法S規例)，也身處美國以外，而且將會以離岸交易(定義見美國證券法S規例)的方式認購H股；
- **確認**　閣下已取得招股章程及僅依據招股章程所載的資料及聲明作出申請，而並非依賴涉及本公司的任何其他資料或聲明；
- **同意**本公司、法國巴黎百富勤、包銷商、他們各自的董事、管理人員、員工、合夥人、代理、顧問或參與股份發售的任何其他各方毋須對招股章程內並無載述的資料及聲明負責；
- **同意**(在不影響　閣下可能擁有的其他權利下)本申請一經接納，便不可因無意作出的失實陳述而將其撤銷或撤回；
- (如本申請是為　閣下本身的利益作出)**保證**這是為　閣下本身的利益以白色或黃色申請表格或向(如　閣下屬中央結算系統參與者或透過中央結算系統經紀參與者或中央結算系統託管商參與者作出申請)香港結算作出**電子認購指示**的唯一申請；
- (如申請是由一名代理人以　閣下的名義作出)**保證**　閣下已有效地及不可撤回地賦予　閣下的代理人必要的權力及授權作出該項申請；
- (如　閣下是他人的代理人)**保證**已向該名他人作出合理查證，這是為該名人士的利益以白色或黃色申請表格或(如　閣下屬中央結算系統參與者或透過中央結算系統經紀參與者或中央結算系統託管商參與者作出申請)向香港結算作出**電子認購指示**提出申購的已作或將會作出的唯一申請，而　閣下已獲正式授權，以該名人士的代理人的身份，簽署本申請表格或作出電子認購指示；
- **同意**倘　閣下的申請一經接納，則　閣下獲接納的申請將以本公司公佈的公開發售結果為依據；
- **承諾及確認**　閣下(倘申請是為　閣下的利益作出)或　閣下為其利益作出申請的人士，並無申請認購或接納或表示有興趣認購或已收取或已獲配售或分配(包括有條件及／或暫定)配售中的任何配售股份，亦將不會申請認購或接納或表示有興趣認購配售中的任何配售股份，亦無以其他方式參與配售；
- **保證**　閣下的申請表所載的資料均準確無誤；
- **同意**應本公司、法國巴黎百富勤及其各自的代理人要求，向他們披露有關閣下或　閣下為其利益提出申請的人士的任何資料；
- **同意**　閣下的申請、本申請的任何接納及由此而訂立的合約，均受香港法例管轄，並須按其詮釋；
- **承諾及同意**接納所申請認購的H股數目，或根據申請所分配給　閣下的較少數目的H股；
- **授權**本公司將　閣下的姓名／名稱列入本公司的香港股東名冊，以作為　閣下獲分配的任何公開發售股份的持有人，並授權本公司及／或其代理將任何H股股票及／或任何退款支票(如適用)以普通郵遞方式按申請表格上所填寫的地址寄予　閣下(或如屬聯名申請人，則寄予在申請表格上排名首位的申請人)，郵誤風險概由　閣下承擔(惟倘　閣下申請認購500,000股或以上公開發售股份，並已在申請表格表明擬親身到取，則　閣下可於二零零四年六月十五日(星期二)上午九時正至下午一時正止親臨香港中央證券登記有限公司領取　閣下的股票及／或退款支票(如適用))；
- 倘香港以外任何地區的法律適用於　閣下的申請，則　閣下**同意及保證**　閣下已遵守所有該等法律，以及本公司、法國巴黎百富勤及包銷商，以及其各自的任何管理人員或顧問，概不會因　閣下的購買要約獲得接納，或根據招股章程所載的條款及條件而由　閣下的權利與義務所產生的任何行動，而違反香港以外的任何法律；
- 向本公司(代表本身及代表本公司各股東的利益)表示同意(而本公司透過接納全部或部分申請將被視為代表本身及本公司各股東同意)遵照及遵守中國公司法、特別規定及公司章程；
- 向本公司、本公司各股東、董事、監事、經理及管理人員表示**同意**，而本公司亦代表本身及代表本公司各董事、監事、經理及管理人員向各股東表示同意，將由公司章程或中國公司法或其他有關法律或行政法規所授予或給予的任何權利或義務所引致的任何有關本公司事務的分歧及索償，按公司章程規定提交仲裁。凡提交仲裁將被視作授權仲裁機構進行公開聆訊及公佈裁決結果。該等仲裁結果將為最終和不可推翻的決定；
- **授權**本公司代表　閣下與本公司各董事、監事及管理人員訂立合約，據此，該等董事、監事及管理人員承諾遵守及符合公司章程所規定對股東應盡的責任；
- 向本公司及本公司各股東表示**同意**，本公司的H股可由持有人自由轉讓；及
- **確認**　閣下瞭解招股章程中所述關於發售H股的各項限制。

本公司、包銷商及他們各自的董事及參與股份發售的任何其他各方均有權依賴　閣下在本申請表格上作出的任何保證、陳述或聲明。如為聯名申請人提出的申請，聯名申請人明確地作出、發出、承擔或被施加的所有保證、陳述、聲明及責任應視作由聯名申請人共同及個別作出、發出、承擔及被施加。

庚.　**授權書**

如　閣下透過根據授權書而獲得正式授權的人士提出申請，本公司及法國巴黎百富勤(或其各自的代理人或代名人)作為本公司的代理人可在符合他們認為適當的條件(包括取得證明　閣下的代表已獲授權的證據)的情況下，酌情接納有關申請。

辛.　**釐定發售價**

發售價由公開發售聯席牽頭經辦人(代表包銷商)、售股股東與本公司在定價時間(即二零零四年六月十日(星期四)上午六時正或之前)前協定。在售股股東與本公司同意後，公開發售聯席牽頭經辦人(代表包銷商)可能會在截止申請日期上午前任何時間將指示性發售價的範圍調減至低於招股章程所列的水平(即每股H股3.175港元至4.175港元)。在上述情況下，則有關調減指示性發售價範圍的通告將於公開發售截止申請日上午或之前在南華早報(以英文)和香港經濟日報(以中文)刊登。申請人謹請留意有關調減指示性發售價範圍的通告可能直至該時間方會發出。倘若公開發售聯席牽頭經辦人(代表包銷商)、售股股東與本公司未能於定價時間或之前，或延遲定價時間(但無論如何不遲於二零零四年六月十日(星期四)上午九時正)前協定發售價，則公開發售將不會成為無條件，並會失效。公開發售申請人謹請留意，申請表格一經遞交，則不論在任何情況下(即使如上述所言調減發售價範圍)均不得撤回。

公開發售股份的配發

受本表格及招股章程所載條款及條件所限，公開發售股份的配發(有條件或無條件)將於認購申請登記截止後進行。

本公司預期於二零零四年六月十五日(星期二)在南華早報(以英文)及香港經濟日報(以中文)刊登公開發售股份的分配基準及申請結果，以及公開發售成功申請人的香港身份證號碼、護照號碼或香港商業登記號碼(如適用)。

倘成功申請認購(全部或部分)公開發售股份

如　閣下申請認購500,000股或以上公開發售股份，且已在本申請表格上表明擬親自領取退款支票(如適用)及股票，　閣下可於二零零四年六月十五日(星期二)或在本公司於報章上公佈的其他寄發H股股票日期當日上午九時正至下午一時正期間，親自前往以下地點領取退款支票及股票：

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712－1716號舖

如　閣下未有在指定時間親自領取H股股票，股票將以普通郵遞方式寄往申請表格上列明的地址，郵誤風險概由　閣下承擔。

選擇親自領取的個人申請人不得授權任何其他人士代其領取。　閣下須出示　閣下的身份證明文件(必須獲得香港中央證券登記有限公司接納)以領取　閣下的H股股票。選擇自領取股票的公司申請人須由其授權代表持有蓋上其公司印章的公司授權函件領取股票。個人及授權代表(如適用)均須於領取股票時出示獲香港中央證券登記有限公司接納的身份證明文件。

如　閣下申請少於500,000股公開發售股份，或如　閣下申請認購500,000股或以上公開發售股份及並沒有在本申請表格上表明擬親自領取H股股票，則　閣下的H股股票預期將於二零零四年六月十五日(星期二)以普通郵遞方式寄往　閣下申請表格所示的地址，郵誤風險概由　閣下承擔。

本公司將不會發出任何所有權的臨時文件，亦不會就已付申請股款發出收據。

導致　閣下不獲配發公開發售股份的情況

閣下可能因下列原因不獲分配公開發售股份：

1. **如　閣下撤回或撤銷申請：**

   填妥及遞交申請表格，即表示　閣下同意不會於二零零四年七月四日前撤銷　閣下的申請。然而，倘根據公司條例第40條對招股章程負責的人士根據該條例發出公開通知，免除或限制其對招股章程須負上的責任，　閣下可於開始辦理登記認購申請後第五日前(就此而言不包括任何非營業日，包括星期六)撤回認購申請。本協議將成為與本公司所訂立的附屬合約，　閣下呈交申請表格後，即具約束力。本附屬合約將被視為本公司同意不會於二零零四年七月四日前向任何人士提呈任何公開發售股份，惟根據招股章程所述程序所進行者除外。如果本招股章程刊發任何補充文件，已提交申請的申請人可能會或可能不會(視乎補充文件所載資料)獲通知可以撤回他們的申請。倘申請人並未獲知會可以撤回申請，或申請人已獲知會但並未根據本公司通知的手續撤回申請，所有已提交的申請仍屬有效，並可能獲接納。在上文所述規限下，已作出的申請均為不可撤回，且申請人被視為以招股章程(以經補充者為準)為基礎而作申請。

   閣下的認購申請一經接納，便不得撤回。就此而言，透過在報章上公佈配發結果，將被視為未被拒絕的申請已獲接納，而倘若該分配基準受若干條件所限或規定以抽籤方式進行分配，則該項接納須分別待該等條件獲滿足或視乎抽籤結果，方可作實。

2. **本公司或其代理人行使酌情權拒絕受理　閣下的申請：**

   本公司及法國巴黎百富勤(或其各自的代理人)可全權決定拒絕或接納任何申請，或只接納某部分的申請。

   本公司及法國巴黎百富勤(或其各自的代理人)均毋須解釋拒絕或接納任何申請的原因。

3. **申請被拒絕：**

   以下情況可能導致申請被拒：
   - 重複申請或疑屬重複申請；
   - 未有正確地按照指示填妥申請表格；
   - 不按規定方式正確地繳付股款；
   - 閣下以支票或銀行本票付款，但該支票或銀行本票在首次過戶時不獲兌現；
   - 閣下或　閣下為其利益提出申請的人士已申請及／或收到或將收到配售項下的H股；或
   - 閣下申請初步可供公眾人士認購的公開發售股份50%以上。

4. **申請不獲接納：**

   以下情況可能導致申請不獲接納：
   - 任何包銷協議未能成為無條件；或
   - 任何包銷協議根據其條款被終止。

Use this form if you want the Public Offer Shares to be registered in your name 如要求以　閣下的名義登記獲配發的公開發售股份，請用本表格

Number of H Shares applied for **申請H股數目**		**Cheque/banker's cashier order number** **支票／銀行本票號碼**	
Total amount of payment **股款總額**	HK$　　港元	**Name of bank on which cheque/ banker's cashier order is drawn*** **支票／銀行本票的付款銀行名稱***	

* Cheque and banker's cashier order should be crossed "Account Payee Only" and made payable to "**Horsford Nominees Limited - CSCL Public Offer**".

* 支票及銀行本票須以「只准入收款人帳戶」方式劃線開出，並須註明收款人為「**Horsford Nominees Limited - CSCL Public Offer**」。

To be completed in **BLOCK** LETTERS IN ENGLISH, except as stated otherwise. Joint applicants should give one address only.
除另有說明外，請用英文正楷填寫。聯名申請人只須填寫一個地址。

Your name (in English) **英文姓名／名稱**	Family name or company name 姓氏或公司名稱	Forename(s) 名字
Your name (in Chinese) **中文姓名／名稱**	Family name or company name 姓氏或公司名稱	Forename(s) 名字

Your Occupation in English **職業(以英文填寫)**		**Your Hong Kong Business Registration No./ Hong Kong Identity Card No./ Passport No.+** **閣下的香港商業登記證號碼／香港身份證號碼／護照號碼+**	

Your Address in English (Joint applicants should give one address only) Only an address in Hong Kong will be accepted **申請人地址(以英文填寫)(聯名申請人只須填寫一個地址)只接受香港地址**	 Tel. No. 電話號碼

Names of all other joint applicants in English (if any) **所有其他聯名申請人(如有)的英文姓名**	1. 2. 3.	**Kong Kong Business Registration No./ Hong Kong Identity Card No./ Passport No. of all other joint applicants+** **所有其他聯名申請人的香港商業登記證號碼／香港身份證號碼／護照號碼+**	1. 2. 3.

\+ For individuals, you must provide your Hong Kong Identity Card number or passport number. If you hold a Hong Kong Identity Card, please provide your Hong Kong Identity Card number. If you do not hold a Hong Kong Identity Card, please provide your passport number. For body corporate, please provide your Hong Kong business registration number. All joint applicants must give (if they are individuals) their Hong Kong Identity Card numbers, when appropriate, passport numbers, or (if they are body corporates) their Hong Kong business registration numbers. Hong Kong Identity Card/ passport/ Hong Kong business registration numbers will be used for checking the validity of Application Forms and otherwise for processing the application for Public Offer Shares and such other data would be transferred to a third party for the accomplishment of such purposes.

\+ 如屬個人：　閣下必須填寫香港身份證號碼或護照號碼。如　閣下持有香港身份證，請填寫香港身份證號碼。如　閣下並無持有香港身份證，請填寫護照號碼。如屬法人團體，請填寫香港商業登記證號碼。所有聯名申請人須填寫(如他們屬個人)其香港身份證號碼或(倘適用)護照號碼，或(倘他們屬法人團體)其香港商業登記證號碼。香港身份證／護照／香港商業登記證號碼將用作查核申請表格的效力及另外供處理公開發售股份申請之用，為達致上述目的，該等資料及其他資料會轉交予第三方。

For nominees: Give an account number or identification code for each (joint) beneficial owner(s). If you are a nominee and you do not complete this section, this application will be treated as being made for your benefit.
由代名人遞交：請填寫每名(聯名)實益擁有人的帳戶號碼或身份識別編碼。如申請人為代名人但沒有填寫此欄，本項申請將視作為　閣下本身的利益作出。

If you apply for 500,000 Public Offer Shares or more and wish to collect any share certificate(s) and (where applicable) refund cheque in person from Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, put a √ in the box on the right. Please see the sections overleaf headed "If your application for Public Offer Shares is successful (in whole or in part)" and "Refund of your money" for details of when and where to collect your H Share certificate(s) and/or refund cheque.
如　閣下申請認購500,000股或以上公開發售股份，且擬親身到香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖)領取股票及(如適用)退款支票，請在右邊方格內加上√號。有關領取H股股票及／或退款支票的時間及地點詳情，請參閱背頁「倘成功申請認購(全部或部分)公開發售股份」及「退還款項」兩節。

ADDRESS LABEL 地址標貼
Please repeat your name and address as set out above in BLOCK letters
請用正楷填寫上表所示姓名／名稱及地址

Name 姓名／名稱
Address 地址

For Bank use 此欄供銀行填寫

Use this form if you want the Public Offer Shares to be registered in the name of HKSCC Nominees Limited and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account maintained in CCASS.

如要求以香港中央結算(代理人)有限公司的名義登記獲配發的公開發售股份，並直接存入中央結算及交收系統(「中央結算系統」)，以撥入 閣下於中央結算系統開設的中央結算系統投資者戶口持有人股份帳戶或 閣下指定的中央結算系統參與者的股份帳戶內，請使用本表格。

Note: Unless defined herein, terms in this application form shall have the same meanings as those defined in the prospectus of China Shipping Container Lines Company Limited dated 4th June, 2004 (the "Prospectus").

附註：除本申請表格另有定義外，本申請表格所用詞彙與中海集裝箱運輸股份有限公司於二零零四年六月四日刊發的招股章程(「招股章程」)所定義的詞語具相同涵義。

Staple your payment here
請將股款緊釘在此

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this application form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or in any part of the contents of this application form.

香港聯合交易所有限公司及香港中央結算有限公司對本申請表格內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本申請表格全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

*A copy of this application form, together with a copy of the **WHITE** application form, the Prospectus and the other documents specified in the paragraph headed "Documents delivered to the Registrar of Companies and available for inspection" in appendix IX to the Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance. The Securities and Futures Commission and the Registrar of Companies in Hong Kong take no responsibility as to the contents of any of these documents.*

本申請表格連同白色申請表格、招股章程及招股章程附錄九中「送呈公司註冊處處長及備查文件」一節所述的其他文件，已遵照《公司條例》第342C條的規定，送交香港公司註冊處處長註冊存案。香港證券及期貨事務監察委員會及香港公司註冊處處長對任何此等文件的內容概不負責。

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)

PLACING AND PUBLIC OFFER

Number of Offer Shares	:	2,420,000,000 H Shares (subject to the Over-allotment Option)
Number of Public Offer Shares	:	121,000,000 H Shares (subject to adjustment)
Number of Placing Shares	:	2,299,000,000 H Shares (subject to adjustment and the Over-allotment Option)
Offer Price	:	not more than HK$4.175 per H Share (payable in full in Hong Kong dollars on application, plus 1% brokerage, a SFC transaction levy of 0.005%, an investor compensation levy of 0.002% and a stock exchange trading fee of 0.005% and subject to refund) and expected to be not less than HK$3.175 per H Share
Nominal value per H Share	:	RMB1.00
Stock code	:	2866

配售及公開發售

發售股份數目	:	2,420,000,000股H股(視乎超額配股權而定)
公開發售股份數目	:	121,000,000股H股(可予調整)
配售股份數目	:	2,299,000,000股H股(可予調整及視乎超額配股權而定)
發售價	:	每股H股不超過4.175港元(須於申請時以港元繳足，另加1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費，多繳款項可予退還)及預期每股H股不低於3.175港元
每股H股面值	:	人民幣1.00元
股份代號	:	2866

Application form 申請表格

Applications will be accepted until 12:00 noon on Wednesday, 9th June, 2004.
You must read the conditions and instructions contained in this form.
You must complete all parts of this form.
Please write clearly.

截止接受認購申請時間為：二零零四年六月九日(星期三)中午十二時正
務請細閱本表格所載的條件及指示
本表格各部分必須全部清楚填妥

To: China Shipping Container Lines Company Limited ("Company")
BNP Paribas Peregrine Capital Limited ("BNP Paribas Peregrine")
Morgan Stanley Dean Witter Asia Limited
Credit Suisse First Boston (Hong Kong) Limited
BOCI Asia Limited
Tai Fook Securities Company Limited
First Shanghai Securities Limited
ICEA Capital Limited
Prudential Brokerage Limited
Shenyin Wanguo Capital (H.K.) Limited
Sun Hung Kai International Limited
South China Securities Limited
Wintech Securities Limited

致： 中海集裝箱運輸股份有限公司(「貴公司」)
法國巴黎百富勤融資有限公司(「法國巴黎百富勤」)
摩根士丹利添惠亞洲有限公司
Credit Suisse First Boston (Hong Kong) Limited
中銀國際亞洲有限公司
大福證券有限公司
第一上海證券有限公司
工商東亞融資有限公司
信誠證券有限公司
申銀萬國融資(香港)有限公司
新鴻基國際有限公司
南華證券投資有限公司
盈泰証券有限公司

I/We:

- **apply** for the number of H Shares set out below, on the terms and conditions set out in the Prospectus and this application form, and subject to the provisions of the Articles of Association;
- **enclose payment** in full for the H Shares applied for, including 1% brokerage fee, 0.005% SFC transaction levy, 0.002% investor compensation levy and 0.005% Stock Exchange trading fee;
- **undertake and agree** to accept the H Shares applied for, or any lesser number allocated to me/us on this application;
- **declare** that this is the only application made and the only application intended by me/us to be made on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC, to benefit me/us or the person for whose benefit I am/we are applying;
- **represent, warrant** and **undertake** to you that I am not/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is, a U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act")) and that I/we and the person for whose benefit I am/we are applying are outside the United States and will be acquiring the H Shares in an offshore transaction (as defined in Regulation S under the U.S. Securities Act);
- **represent, warrant** and **undertake** to you that I am/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is a person the allotment of or an application of the Public Offer Shares to or for whose benefit this application is made would require the Company to comply with any requirements under any law or regulation (whether or not having the force of law) of any territory outside Hong Kong;
- **represent, warrant** and **undertake** to you that I am/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is, restricted by any laws of Hong Kong or elsewhere for making this application or paying application monies hereby payable;
- **undertake** and **confirm** that I/we and the person for whose benefit I am/we are applying have not indicated an interest for or taken up and will not indicate an interest for or take up any H Shares under the Placing;
- **understand** that this declaration and representation will be relied upon by the Company and BNP Paribas Peregrine in deciding whether or not to make any allotment of H Shares in response to this application;
- **authorise** the Company to place the name of HKSCC Nominees Limited on the register of members of the Company as the holder of any H Shares to be allotted to me/us and to deposit the relevant H Share certificate(s) directly into CCASS operated by HKSCC for the credit of my/our investor participant stock account or *the stock account of my/our designated CCASS Participant;*
- **request** that any refund cheque(s) be made payable to me (or in the case of joint applicants, to the first-named applicant) and (subject to the terms and conditions set out on the pages attached to this form) to send any refund cheque by ordinary post at my/our own risk to the address given on this form; and
- **have read** the terms and conditions and application procedures set out on the pages attached to this form and in the Prospectus and **agree** to be bound by them.

本人／吾等：

- 按照招股章程及本申請表格所載條款及條件，及貴公司的公司章程所載的各項規定，申請以下數目的H股；
- 夾附申購H股所需的全數股款(包括1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費)；
- 承諾及同意接納所申請的H股，或任何就本項申請認購分配給本人／吾等較申請股數為少的H股；
- 聲明是項申請是本人／吾等為本身的利益或本人／吾等為其利益而提出申請認購的人士的利益以白色或黃色申請表格或向香港結算發出電子認購指示所作出的或擬作出的唯一申請；
- 聲明、保證及承諾本人／吾等／吾等各自並非，及本人／吾等為其利益而作出申請的人士並非美籍人士(定義見一九三三年美國證券法S條例(以經修訂者為準)(「美國證券法」))，以及本人／吾等和本人／吾等為其利益而作出申請的人士均身處美國以外，並將會以離岸交易(定義見美國證券法S規例)的方式認購H股；
- 聲明、保證及承諾本人／吾等／吾等各自不會，以及本人／吾等為其利益而作出申請的人士的公開發售股份的配發或申請不會引致 貴公司須遵從香港以外任何地區的任何法例或規則的要求(不論是否具法律效力)；
- 聲明、保證及承諾本人／吾等／吾等各自不會，及本人／吾等為其利益而作出申請的人士不會就作出本申請或支付本申請項下應付的申請股款而言受到香港或其他地區的任何法律限制；
- 承諾及確認，本人／吾等及本人／吾等為其利益作出申請認購的人士並無表示有興趣或已認購及不會表示有興趣或認購配售項下的H股；
- 明白 貴公司及法國巴黎百富勤將依賴本聲明及陳述，以決定是否因應本項申購而配發任何H股；
- 授權 貴公司將香港中央結算(代理人)有限公司的名稱列入 貴公司股東名冊內，作為任何本人／吾等所獲配發的H股的持有人，及將有關的H股股票直接存入由香港結算操作的中央結算系統，以存入本人／吾等的投資者戶口持有人股份帳戶或本人／吾等指定的中央結算系統參與者的股份帳戶內；
- 要求任何退款支票以本人(或如屬聯名申請人，以名列首位的申請人)為收款人及(按本表格附頁載列的條款及條件規定)以普通郵遞方式寄發任何退款支票往本表格所示地址，郵誤風險概由本人／吾等承擔；及
- 已細閱本申請表格各附頁及招股章程所載條款、條件及申請手續，並同意遵守。

Signed by (all) applicant(s) (all joint applicants must sign):
由(所有)申請人簽署(所有聯名申請人必須簽署)：

....

Date 日期：................................/................................/................................
D 日 M 月 Y 年

For Broker use 此欄供經紀填寫 Lodged by 申請由以下經紀遞交						
Broker No. 經紀號碼						
Broker's Chop 經紀印章						

Warning:

- It is important that you read the conditions and application procedures overleaf.
- Only one application may be made for the benefit of any person on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC. Multiple or suspected multiple applications on **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC and applications made by one applicant on either a **WHITE** or **YELLOW** application form or by giving **electronic application** instructions to HKSCC for more than 60,500,000 H Shares, being 50% of the Public Offer Shares initially being offered to the public and applications where cheques or banker's cashier orders are dishonoured upon first presentation are liable to be rejected.
- **You may be prosecuted if you make a false declaration.**
- The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".

警告：

- 閣下必須細閱背頁的條件及認購申請手續。
- 任何人士以受益人身份以白色或黃色申請表格或向香港結算發出**電子認購**指示只可以作一次認購申請。以白色或黃色申請表格或向香港結算發出**電子認購**指示作出的重複或疑屬重複申購，及由一位申請人以白色或黃色申請表格或向香港結算發出**電子認購**指示提出認購超過60,500,000股H股(即初步提呈予公眾人士的公開發售股份百分之五十)的認購申請，以及支票或銀行本票於首次過戶時不獲兌現的認購申請均會遭拒絕受理。
- **閣下如作出虛假聲明，可能會被檢控。**
- 本公司以其英文名稱「China Shipping Container Lines Company Limited」根據香港法例第32章公司條例第十一部登記為一間海外公司。

Use this form if you want the allotted Public Offer Shares to be registered in the name of HKSCC Nominees Limited and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account maintained in CCASS.
如要求以香港中央結算(代理人)有限公司的名義登記獲配發的公開發售股份，並直接存入中央結算及交收系統(「中央結算系統」)，以撥入 閣下於中央結算系統開設的中央結算系統投資者戶口持有人股份帳戶或 閣下指定的中央結算系統參與者的股份帳戶內，請用本表格。

Number of H Shares applied for 申請H股數目		**Cheque/banker's cashier order number 支票／銀行本票號碼**	
Total amount of payment 股款總額	HK$ 港元	**Name of bank on which cheque/ banker's cashier order is drawn* 支票／銀行本票的付款銀行名稱***	

* Cheque or banker's cashier order should be crossed "Account Payee Only" and made payable to "**Horsford Nominees Limited - CSCL Public Offer**".
* 支票或銀行本票須以「只准入收款人帳戶」方式劃線開出，並須註明收款人為「**Horsford Nominees Limited - CSCL Public Offer**」。

To be completed in **BLOCK** LETTERS IN ENGLISH, except as stated otherwise. Joint applicants should give one address only.
除另有説明外，請用英文正楷填寫。聯名申請人只須填寫一個地址。

Your name (in English) 英文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字
Your name (in Chinese) 中文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字

Your Occupation i[illegible]glish [illegible]以英文填寫)		**Your Hong Kong Business Registration No./ Hong Kong Identity Card No./ Passport No.⁺ 閣下的香港商業登記證號碼／香港身份證號碼／護照號碼⁺**	

Your Address in English (Joint applicants should give one address only) Only address in Hong Kong will be accepted 申請人地址(以英文填寫)(聯名申請人只須填寫一個地址) 只接受香港地址	Tel. No. 電話號碼

Names of all other joint applicants in English (if any) 所有其他聯名申請人(如有)的英文姓名	1.	**Hong Kong Business Registration No./ Hong Kong Identity Card No./ Passport No. of all other joint applicants⁺ 所有其他聯名申請人的香港商業登記證號碼／香港身份證號碼／護照號碼⁺**	1.
	2.		2.
	3.		3.

For nominees: Give an account number or identification code for each (joint) beneficial owner(s). If you are a nominee and you do not complete this section, this application will be treated as being made for your benefit.
由代名人遞交：請填寫每名(聯名)實益擁有人的帳戶號碼或身份識別編碼。如申請人為代名人但沒有填寫此欄，本項申請將視作為 閣下本身的利益作出。

If you apply for 500,000 Public Offer Shares or more and wish to collect any refund cheque in person from Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, put a √ in the box on the right. Please see the section overleaf headed "Refund of your money" for details of when and where to collect your refund cheque.
如 閣下申請認購500,000股或以上公開發售股份，且擬親自到香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖)領取任何退款支票，請在右邊方格內加上√號。有關領取退款支票的時間及地點詳情，請參閱背頁「退還款項」一節。

(1)+ If you are a CCASS Investor Participant, only Hong Kong Identity Card number (if you are an individual) or Hong Kong Business Registration number (if you are a body corporate) will be accepted for this application (Please see paragraph 2 under the section "How to make your application" overleaf).
(2) If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant), you must provide your Hong Kong Identity Card number or passport number. If you hold a Hong Kong Identity Card, please provide that number. If you do not hold a Hong Kong Identity Card, please provide your passport number. For body corporate, please provide your Hong Kong Business Registration number. All joint applicants must give (if they are individuals) their Hong Kong Indentity Card numbers or, where appropriate, passport numbers, or (if they are body corporates) their Hong Kong Business Registration numbers.
(1)+ 如申請人為中央結算系統投資者戶口持有人，本申請僅會接納香港身份證號碼(倘申請人為個人)或香港商業登記證號碼(倘申請人為法人團體)(請參閱背頁「申請手續」一節第2段)。
(2) 如 閣下透過指定的中央結算系統參與者(不包括中央結算系統投資者戶口持有人)作出申請，則必須提供申請人的香港身份證號碼或護照號碼。倘 閣下持有香港身份證，請填寫香港身份證號碼。如 閣下並無持有香港身份證，請填寫護照號碼。如為法人團體，請填寫香港商業登記證號碼。所有聯名申請人(如為個人)必須填寫香港身份證號碼或(如適用)護照號碼，如為法人團體，必須填寫香港商業登記證號碼。

THIS BOX MUST BE DULY COMPLETED
此空格必須填寫妥當

Participant I.D. of the designated CCASS Participant or CCASS Investor Participant
指定中央結算系統參與者或中央結算系統投資者戶口持有人的參與者編號

Authorised signature(s) and company chop of the designated CCASS Participant or authorised signature/authorised signature(s) with company chop (if applicable) of CCASS Investor Participant
指定中央結算系統參與者的授權簽署及公司印鑑或中央結算系統投資者戶口持有人的授權簽名／附有公司印鑑的授權姓名(如適用)

(see paragraph 2 under the section headed "How to make your application" overleaf)
(請參閱背頁「申請手續」一節第2段)

ADDRESS LABEL 地址標貼
Please repeat your name and address as set out above in BLOCK letters
請用正楷填寫上表所示姓名／名稱及地址

Name 姓名／名稱
Address 地址

For Bank use 此欄供銀行填寫

如要求以香港中央結算(代理人)有限公司的名義登記獲配發的公開發售股份，並直接存入中央結算及交收系統(「中央結算系統」)，以撥入　閣下於中央結算系統開設的中央結算系統投資者戶口持有人股份帳戶或　閣下指定的中央結算系統參與者的股份帳戶內，請使用本表格

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)

配售及公開發售

申請條件

除文義另有所指外，申請條件所用的詞語與招股章程所用者具有相同涵義。

甲.　**申請人資格**

1. 閣下及為其利益作出申請的任何人士必須年滿18歲或以上。
2. 如　閣下屬商號，則須以商號內個別成員而非以商號的名義申請。
3. 如　閣下屬法人團體，申請表格須由該法人團體正式授權的負責人簽署，並須註明簽署人的職銜。
4. 除非是在獲得香港聯合交易所有限公司證券上市規則(「上市規則」)容許的情況下，下列人士不得申請或為其利益申請認購任何H股：
   - 股份的現有實益擁有人；
   - 本公司或其任何附屬公司的行政總裁、董事或監事；
   - 本公司的關連人士(定義見上市規則)；
   - 上述任何人士的聯繫人(「聯繫人」的定義見上市規則)；或
   - 中華人民共和國境內(不包括香港、澳門和台灣)的法人或自然人。
5. 如　閣下或　閣下為其利益作出申請的任何人士為美籍人士(定義見美國證券法S規例)，或　閣下或　閣下為其利益而作出申請的人士並非身處美國以外，或不會亦不得以離岸交易(定義見美國證券法S規例)的方式認購H股，亦不得申請任何公開發售股份。

乙.　**倘　閣下為代名人**

倘　閣下為代名人，則可作為代名人：(i)向香港結算發出電子認購指示(倘　閣下為中央結算系統參與者)；及(ii)以本身名義代表不同實益擁有人提交超過一份申請表格作出申請，惟須於申請表格上「由代名人遞交」一欄填寫每名實益擁有人的：

- 帳戶號碼；或
- 其他身份識別編碼。

如未有列明以上資料，則申請表格將視作為　閣下本身利益而遞交。

僅可為　閣下本身(或　閣下任何聯名申請人)的利益提交一份申請

重複申請或疑屬重複的申請概不受理。如　閣下，或　閣下連同　閣下的聯名申請人作出以下任何一項行為，則　閣下的所有申請將會視為重複申請而概不受理：

- 以白色或黃色申請表格或(如　閣下屬中央結算系統參與者或透過中央結算系統經紀參與者或中央結算系統託管商參與者作出申請)向香港結算作出電子認購指示遞交超過一份申請(不論以個人名義或與其他人士共同遞交)(根據上文乙段由代名人遞交的申請除外)；或
- 以白色或黃色申請表格或(如　閣下屬中央結算系統參與者或透過中央結算系統經紀參與者或中央結算系統託管商參與者作出申請)向香港結算作出電子認購指示申請認購(不論以個人名義或與其他人士共同遞交)根據公開發售初步供公眾人士申請的H股50%以上(即申請超過60,500,000股H股)；或
- 根據配售而收取任何配售股份。

如接獲超過一份以白色或黃色申請表格或(如　閣下屬中央結算系統參與者或透過中央結算系統經紀參與者或中央結算系統託管商參與者作出申請)向香港結算作出電子認購指示為　閣下的利益提出的申請，則　閣下的所有申請均會被視為重複申請而概不獲受理。如申請人為非上市公司，而

- 該公司的唯一業務為從事證券買賣；及
- 閣下對該公司可行使法定控制權，該項申請將視作為　閣下本身的利益提出。

*非上市公司*指其股本證券並沒有在聯交所上市的公司。

*法定控制權*指　閣下：

- 控制該公司董事會的組成；或
- 控制該公司一半以上投票權；或
- 持有該公司一半以上已發行股本(不計無權分派某個特定金額以外的盈利或資本的部分股本)。

丁.　**公開發售股份的分配—甲組及乙組**

就分配而言，根據公開發售提呈可供公眾以白色或黃色申請表格或以向香港結算發出電子認購指示的方式申請認購的公開發售股份初步為121,000,000股H股(在計入配售及公開發售間的任何H股調整後)將平均分為兩組：甲組及乙組，每組至少60,500,000股H股。甲組的H股將按公平基準分配予申請總認購價為5,000,000港元或以下(不包括應付的經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費)的H股申請人。乙組的H股將按公平基準分配予申請總認購價為5,000,000港元以上(不包括應付的經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費)的H股申請人。只就本段而言，H股的「認購價」指於申請時就所申請的H股應付的價格(這與最終釐定的發售價無關)。　閣下應注意，甲組與乙組申請所獲的分配比例(或同一組內的分配比例)可能有所不同。如任何一組(並非兩組)的H股出現認購不足的情況，則剩餘的H股將轉撥往另一組，以滿足該組的需求，並作出適當分配。　閣下僅可獲分配甲組或乙組的H股而不可同時從兩組獲分配H股。此外，重複申請或疑屬重複申請以及申請數目超過根據公開發售初步提呈的H股121,000,000股H股的50%(即60,500,000股H股)的任何申請，均將被拒絕受理。作出超過初步分配至每一組的公開發售股份總數的申請人的申請概不予接納。倘出現超額認購，分配予公開發售項下投資者的H股(甲組及乙組)，將純粹根據公開發售所接獲的有效申請的數量而定。每一組的分配基準可依據各申請人有效申請的H股數目而有所不同。公開發售股份的分配(如適用)可包括抽籤，即意味某些申請人獲分配的H股股數可能較其他申請同一H股數目的人士為多，而未獲抽中的申請人則可能不獲分配任何H股。

戊.　**補充資料**

倘刊發任何招股章程的補充資料，已遞交本表格的申請人可能會或可能不會(視乎補充資料所載資料)獲知會他們可撤回其申請。倘申請人未獲知會，或申請人已獲知會惟未有根據知會的程序撤回其申請，則全部已遞交的申請依然有效，並可能獲接納。受上文所限，申請一旦提出即不可撤回，而申請人將被視為已按經作出補充的招股章程的基準提出申請。

己.　**填妥及遞交本申請表格的效用**

本申請表格一經填妥及遞交，即表明　閣下(如屬聯名申請人，即　閣下與聯名申請人共同及個別地)為　閣下，或以代理或代名人的身份，代表　閣下為其作為代理或代名人的每位人士：

- 指示及授權本公司及法國巴黎百富勤(或其各自的代理人或代名人)作為本公司的代理，代表　閣下簽署任何過戶表格、成交單據或其他文件，以及代表　閣下辦理所有其他必需手續，以香港中央結算(代理人)有限公司的名義登記任何配發予　閣下的H股，及辦理其他手續，以完成招股章程及本申請表格內所述的各項安排；
- 承諾簽署所有文件及辦理所有必要手續，以便按照公司章程，以香港中央結算(代理人)有限公司的名義登記為　閣下獲配發的H股持有人；
- 同意配發予　閣下的H股以香港中央結算(代理人)有限公司的名義登記，並根據　閣下於本申請表格的選擇直接存入由香港結算操作的中央結算系統，以撥入　閣下的中央結算系統投資者戶口持有人股份帳戶或　閣下指定的中央結算系統參與者的股份帳戶內；
- 同意香港結算及香港中央結算(代理人)有限公司均可保留其絕對酌情權(1)不接納任何或部分以香港中央結算(代理人)有限公司名義配發予　閣下的H股或不接納該等獲配發的H股存入中央結算系統；(2)使該等獲配發的H股從中央結算系統提取，並轉讓予　閣下的名下，惟風險及成本概由　閣下個人承擔；及(3)使該等配發予　閣下的H股以　閣下(或倘屬聯名申請人則以排名首位的申請人)的名義發行及在該情況下，獲分配H股的有關股票將按照本申請表格上所示地址以普通郵遞方式寄給　閣下，郵誤風險概由　閣下個人承擔，或可供　閣下親身領取；
- 同意香港結算及香港中央結算(代理人)有限公司各自均可調整以香港中央結算(代理人)有限公司名義發行的H股數目；
- 同意香港結算及香港中央結算(代理人)有限公司均毋須就未載於招股章程及本申請表格的資料及陳述負上任何責任；
- 同意香港結算及香港中央結算(代理人)有限公司均毋須對　閣下負上任何責任；
- 聲明及保證　閣下知悉H股並無且不會根據美國證券法登記，而且　閣下並非美籍人士(定義見美國證券法S規例)，也身處美國以外，而且將會以離岸交易(定義見美國證券法S規例)的方式認購H股；
- 確認　閣下已取得招股章程及僅依據招股章程所載的資料及聲明作出申請，而並非依賴涉及本公司的任何其他資料或聲明；
- 同意本公司、法國巴黎百富勤、包銷商、他們各自的董事、管理人員、員工、合夥人、代理、顧問或參與股份發售的任何其他各方毋須對招股章程內並無載述的資料及聲明負責；
- 同意(在不影響　閣下可能擁有的其他權利下)本申請一經接納，便不可因無意作出的失實陳述而將其撤回；
- (如本申請是由代理代表　閣下作出)保證　閣下已有效及不可撤回地賦予　閣下的代理一切所需的權力及授權以作出申請；
- (如本申請是為　閣下本身的利益提出)保證這是為　閣下本身的利益以白色或黃色申請表格或(如　閣下屬中央結算系統參與者或透過中央結算系統經紀參與者或中央結算系統託管商參與者作出申請)向香港結算發出電子認購指示作出的唯一申請；
- (如　閣下是他人的代理人)保證已向該名其他人士作出合理查證這是為該名人士的利益以白色或黃色申請表格或(如　閣下屬中央結算系統參與者或透過中央結算系統經紀參與者或中央結算系統託管商參與者作出申請)向香港結算發出電子認購指示作出的唯一申請，而　閣下已獲正式授權，以該名人士的代理人的身份，簽署本申請表格；
- 同意倘　閣下的申請一經接納，則　閣下申請的接納將以本公司公佈的公開發售結果為依據；
- 承諾及確認　閣下(倘申請是為　閣下的利益作出)或　閣下為其利益作出申請的人士，並無申請認購或接納或表示有興趣認購或已收取或已獲配售或分配(包括有條件及／或暫定)配售中的任何配售股份，亦將不會申請認購或接納或表示有興趣認購配售中的任何配售股份，亦無以其他方式參與配售；
- 保證　閣下的申請表所載的資料均準確無誤；
- 同意應本公司、法國巴黎百富勤及他們各自的代理人的要求，向他們披露有關　閣下或　閣下為其利益提出申請的人士的任何資料；
- 同意　閣下的申請、本申請的任何接納及由此而訂立的合約，均受香港法例管轄，並須按其詮釋；
- 承諾及同意接納所申請認購的H股數目，或根據申請所分配給　閣下的較少數目的H股；
- 倘香港以外任何地區的法律適用於　閣下的申請，則　閣下同意及保證　閣下已遵守所有該等法律，以及本公司、法國巴黎百富勤及包銷商，以及其各自的任何管理人員或顧問，概不會因　閣下的購買要約獲得接納，或根據招股章程所載的條款及條件而由　閣下的權利與義務所產生的任何行動，而違反香港以外的任何法律；
- 向本公司(代表本身及代表本公司各股東的利益)表示同意(而本公司透過接納全部或部分申請將被視為代表本身及本公司各股東同意)遵照及遵守中國公司法、特別規定及公司章程；
- 向本公司、本公司各股東、董事、監事、經理及管理人員表示同意，而本公司亦代表本身及代表本公司各董事、監事、經理及管理人員向各股東表示同意，將由公司章程或中國公司法或其他有關法律或行政法規所授予或給予的任何權利或義務所引致的任何有關本公司事務的分歧及索償，按公司章程規定進行仲裁。凡提交仲裁將被視作授權仲裁機構進行公開聆訊及公佈裁決結果。該等仲裁結果將為最終和不可推翻的決定；
- 授權本公司代表　閣下與本公司各董事、監事及管理人員訂立合約，據此，該等董事、監事及管理人員承諾遵守及符合公司章程所規定對股東應盡的責任；
- 向本公司及本公司各股東表示同意，本公司的H股可由持有人自由轉讓；及
- 確認　閣下瞭解招股章程中所述關於發售H股的各項限制。

本公司、包銷商及他們各自的董事及參與股份發售的任何其他各方均有權依賴　閣下在本申請表格上作出的任何保證、陳述或聲明。如為聯名申請人提出的申請，聯名申請人明確地作出、發出、承擔或被施加於的所有保證、陳述、聲明及責任應視作由聯名申請人共同及個別作出、發出、承擔及被施加。

庚.　**授權書**

如　閣下透過根據授權書而獲得正式授權的人士提出申請，本公司及法國巴黎百富勤(或其各自的代理人或代名人)作為本公司的代理人可在符合他們認為適當的條件(包括取得證明　閣下的代表已獲授權的證據)的情況下，酌情接納有關申請。

辛.　**釐定發售價**

發售價由公開發售聯席牽頭經辦人(代表包銷商)、售股股東與本公司在定價時間(即二零零四年六月十日(星期四)上午六時正或之前)前協定。在售股股東與本公司同意後，公開發售聯席牽頭經辦人(代表包銷商)可能會在截止申請日期上午前任何時間將指示性發售價的範圍調減至低於招股章程所列的水平(即每股H股3.175港元至4.175港元)。在上述情況下，則有關調減指示性發售價範圍的通告將於公開發售截止申請日期上午或之前在南華早報(以英文)和香港經濟日報(以中文)刊登。申請人謹請留意有關調減指示性發售價範圍的通告可能直至該時間方會發出。倘若公開發售聯席牽頭經辦人(代表包銷商)、售股股東與本公司未能於定價時間或之前，或延遲定價時間(但無論如何不遲於二零零四年六月十日(星期四)上午九時正)前協定發售價，則公開發售將不會成為無條件，並會失效。公開發售申請人謹請留意，申請表格一經遞交，則不論在任何情況下(即使如上述所言調減發售價範圍)均不得撤回。

公開發售股份的配發

受本表格及招股章程所載條款及條件所限，公開發售股份的配發(有條件或無條件)將於認購申請登記截止後進行。

本公司預期於二零零四年六月十五日(星期二)在南華早報(以英文)及香港經濟日報(以中文)刊登公開發售股份的分配基準及申請結果，以及公開發售成功申請人的香港身份證號碼、護照號碼或香港商業登記號碼(如適用)。

倘成功申請認購(全部或部分)公開發售股份

- 將不發給已付認購款項收據。
- 如申請全部或部分獲接納，　閣下所獲配發的H股股票將以香港中央結算(代理人)有限公司名義發行，並按　閣下的指示於二零零四年六月十五日(星期二)辦公時間結束時或在意外情況下，由香港結算或香港中央結算(代理人)有限公司所指定的其他日期，存入中央結算系統，以撥入　閣下的中央結算系統投資者戶口持有人股份帳戶或　閣下所指定的中央結算系統參與者的股份帳戶內。
- **如申請是透過指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)作出：**
  - 就公開發售股份撥入　閣下所指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)的股份帳戶而言，　閣下可向該中央結算系統參與者查詢　閣下獲配發的公開發售股份數目。
- **如申請是以中央結算系統投資者戶口持有人身份作出：**
  - 本公司預期於二零零四年六月十五日(星期二)在南華早報(以英文)及香港經濟日報(以中文)公佈中央結算系統投資者戶口持有人的申請結果及公開發售的結果。請核對本公司發表的公佈，如發覺任何差誤，請於二零零四年六月十五日(星期二)下午五時正前或由香港結算或香港中央結算(代理人)有限公司所指定的其他日期前知會香港結算。於二零零四年六月十六日(星期三)(即公開發售股份存入　閣下的股份帳戶翌日)，　閣下可通過「結算通」電話系統或中央結算系統互聯網系統(根據當時生效的香港結算「投資者戶口持有人操作簡介」內所載程序)查詢　閣下帳戶的最新結餘。香港結算亦會提供列明撥入　閣下的股份帳戶內獲配發H股數目的活動結單予　閣下。
- 本公司將不會發出任何證明股份所有權的臨時文件亦不會就已付申請股款發出收據。

導致　閣下不獲配發公開發售股份的情況

閣下可能因下列原因不獲分配公開發售股份：

1. **如　閣下撤回或撤銷申請：**

   填妥及遞交申請表格，即表示　閣下同意不會於二零零四年七月四日前撤銷　閣下的申請。然而，倘根據公司條例第40條對招股章程負責的人士根據該條例發出公開通知，免除或限制其對招股章程須負上的責任，　閣下可於開始辦理登記認購申請後第五日前(就此而言不包括任何非營業日，包括星期六)撤回認購申請。本協議將成為與本公司所訂立的附屬合約，　閣下呈交申請表格後，即具約束力。本附屬合約將被視為本公司同意不會於二零零四年七月四日前向任何人士提呈任何公開發售股份，惟根據招股章程所述程序所進行者除外。如果本招股章程刊發任何補充文件，已提交申請的申請人可能會或可能不會(視乎補充文件所載資料)獲通知可以撤回他們的申請。倘申請人並未獲知會可以撤回申請，或申請人已獲知會但並未根據本公司通知的手續撤回申請，所有已提交的申請仍屬有效，並可能獲接納。在上文所述規限下，已作出的申請均為不可撤回，且申請人被視為以招股章程(以經補充者為準)為基礎而作申請。

   閣下的申請一經接納，便不得撤回。就此而言，透過在報章上公佈配發結果，將被視為未被拒絕的申請已獲接納，而倘若配發基準須受若干條件所限或規定以抽籤方式進行分配，則該項接納須分別待該等條件獲滿足或視乎抽籤結果，方可作實。

2. **本公司或其代理人行使酌情權拒絕受理　閣下的申請：**

   本公司及法國巴黎百富勤(或其各自的代理人)可全權決定拒絕或接納任何申請，或只接納某部分的申請。

   本公司及法國巴黎百富勤(或其各自的代理人)均毋須解釋拒絕或接納任何申請的原因。

3. **申請被拒絕：**

   以下情況可能導致申請被拒：
   - 重複申請或疑屬重複申請；
   - 未有正確地按照指示填妥申請表格；
   - 不按規定方式正確地繳付股款；
   - 閣下以支票或銀行本票付款，但該支票或銀行本票在首次過戶時不獲兌現；
   - 閣下或　閣下為其利益提出申請的人士已申請及／或收到或將收到配售項下的H股；或
   - 閣下申請初步可供公眾人士認購的公開發售股份50%以上。

* 本公司以其英文名稱「China Shipping Container Lines Company Limited」根據香港法例第32章公司條例第十一部登記為一間海外公司。

如要求以香港中央結算(代理人)有限公司的名義登記獲配發的公開發售股份，並直接存入中央結算及交收系統(「中央結算系統」)，以撥入　閣下於中央結算系統開設的中央結算系統投資者戶口持有人股份帳戶或　閣下指定的中央結算系統參與者的股份帳戶內，請使用本表格

4. **申請不獲接納：**
以下情況可能導致申請不獲接納：
- 任何包銷協議未能成為無條件；或
- 任何包銷協議根據其條款被終止。

5. **公開發售股份的配發無效：**
如聯交所上市委員會(「上市委員會」)在下列期間並未批准H股上市，　閣下的公開發售股份分配將會無效：
- 截止辦理登記認購申請後的三個星期內；或
- 如上市委員會在截止辦理登記認購申請後三個星期內通知本公司延長有關期限，則最長在辦理登記認購申請後六個星期內。

退還款項

凡因上述任何原因(但不限於上述原因)未能收取任何公開發售股份者，本公司將不計利息退還申請股款連同1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費。凡只獲部分接納的申請，本公司將把適當部分的申請認購股款、經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費，不計利息退還。於寄發退款支票前就該款項應計的任何利息將撥歸本公司所有。如發售價低於申請人在申請時初步繳付的每股發售股份價格，在這種情況下，本公司會連同經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費的適當部分，將多出的申請款項不計利息退還。如股份發售的條件未獲達成，本公司亦會向　閣下退款。

所有退款以支票發還，退款支票將劃線註明「只准入收款人帳戶」，並以　閣下作為收款人，或如屬聯名申請人，則以申請表格上排名首位的申請人為收款人。

倘　閣下申請認購500,000股或以上的H股，且已在申請表格上表明擬親自領取退款支票，　閣下可在二零零四年六月十五日(星期二)或任何由本公司於報章上公佈的其他寄發退款支票日期當日上午九時正至下午一時正期間，親自前往以下地點領取退款支票：

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712—1716號舖

倘　閣下未有於所述時間領取　閣下的退款支票，該等支票將隨後以普通郵遞寄往　閣下在本申請表格所填寫的地址，郵誤風險概由　閣下承擔。

選擇親自領取的個人申請人不得授權任何其他人士代表其領取。　閣下必須於領取退款支票時出示身份證明文件(必須為獲香港中央證券登記有限公司接納的證明)。選擇親自領取的公司申請人必須由其授權代表帶同蓋上公司印章的授權書到取。個人及授權代表(如適用)均須於領取時出示獲得香港中央證券登記有限公司接納的身份證明文件。

如　閣下申請認購少於500,000股H股或如　閣下申請500,000股或以上H股但並無在申請表格上表明擬於指定領取時間內親自領取退款支票，則退款支票預期將於二零零四年六月十五日(星期二)以普通郵遞方式寄往　閣下申請表格上所示地址，郵誤風險概由　閣下承擔。

個人資料

個人資料收集聲明

個人資料(私隱)條例(「條例」)中的主要條文已於一九九六年十二月二十日在香港生效，此份個人資料收集[illegible]是向H股持有人說明本公司及香港股份過戶登記處就個人資料及該條例而制訂的政策及實際應用條文。

1. **收集　閣下的個人資料的原因**
證券申請人申請認購證券時或證券持有人將證券轉往其名下，或將證券轉讓予他人，或要求香港股份過戶登記處提供服務時，須不時向本公司及香港股份過戶登記處提供其最新的準確個人資料。
若未能提供所需資料，會導致本公司或香港股份過戶登記處拒絕　閣下證券的認購申請或延誤或無法進行過戶或提供服務，亦可能妨礙或延誤　閣下成功申請認購的公開發售股份的登記或過戶及／或妨礙或延誤寄發　閣下有權收取的H股股票及／或退款支票。
證券持有人所提供的個人資料如有任何不確，必須即時知會本公司或香港股份過戶登記處。

2. **資料用途**
證券持有人的個人資料可以任何方式採用、持有及／或保存，以作下列用途：
- 處理　閣下的認購申請及核實是否遵守本表格及招股章程所呈列的條款及申請步驟，以及公佈公開發售股份的配發結果；
- 使香港及其他地區的所有適用法例及規例獲得遵守；
- 為證券持有人登記新發行證券或把證券轉入其名下或由其名下轉讓予他人(包括(如適用)使用香港中央結算(代理人)有限公司的名義)；
- 保存或更新本公司證券持有人名冊；
- 核對或協助核對簽名或核對或交換資料；
- 確定本公司證券持有人可獲取的利益，例如股息、供股及紅股；
- 寄發本公司及其附屬公司的公司通訊；
- 編製統計資料及股東資料；
- 遵照法例、規則或規例的要求作出披露；
- 透過報章公佈或其他方式披露成功申請人的身份；
- 披露有關資料以便作出權利索償；及
- 與上述有關的任何其他伴隨或相關目的及／或使本公司及香港股份過戶登記處可向證券持有人及／或監管機構履行責任及證券持有人不時同意的任何其他目的。

3. **向他人提供有關的個人資料**
本公司及股份過戶登記處會把申請人及證券持有人的資料保密，但本公司及香港股份過戶登記處可能會作出必要的查詢以確定個人資料的準確性，以便資料可用作上述任何用途，尤其可能會將申請人及證券持有人的個人資料向下列任何或所有人士及實體披露、獲取或提供有關資料(不論在香港或外地)：
- 本公司或其委任的代理人，例如財務顧問及收款銀行；
- 當申請人要求將證券存入中央結算系統時，香港結算及香港中央結算(代理人)有限公司，就運作中央結算系統方面而言，將使用個人資料；
- 任何向本公司及／或香港股份過戶登記處提供與其業務運作有關的行政、電訊、電腦、付款或其他服務的代理人、承包商或第三者服務供應商；
- 聯交所、證券及期貨事務監察委員會及任何其他法定、監管或政府機關；及
- 與證券持有人有業務往來或建議有業務往來的任何其他人士或機構，例如銀行、律師、會計師或股票經紀等。

4. **查閱及更正個人資料**
條例賦予證券持有人權利查證本公司及／或香港股份過戶登記處是否持有其個人資料，並有權索取資料副本及更正任何不確的資料。依據條例，本公司及香港股份過戶登記處有權就處理任何查閱資料的要求收取合理費用，所有關於查閱資料或更正資料或關於資料政策及實際應用或資料類別的要求，應向本公司的公司秘書或(視情況而定)香港股份過戶登記處屬下就條例而設的私隱條例事務主任提出。

簽署本表格後，即表示　閣下同意上述各項。

申請手續

1. 請按照下表計算　閣下擬購買的H股數目和應繳股款。　閣下可認購申請的股數最少為1,000股H股。倘申請認購超過1,000股H股，則須為下表所列的倍數，但不能超過最多60,500,000股H股。任何其他數目的H股認購申請將不獲考慮，而該等認購申請亦不予受理。下表亦列出申請認購不多於60,500,000股H股的H股倍數的應付款項總額。申請人須繳付每股H股的最高發售價4.175港元，另加1%經紀佣金、0.005%證監會交易徵費、0.002%投資者賠償徵費及0.005%聯交所交易費。

2. 正確地按照指示填妥並簽署申請表格。只接納親筆簽名。
- 如申請是通過指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)作出：
  - 該指定的中央結算系統參與者或其授權簽署人須在申請表格適當空格內簽署；及
  - 該指定的中央結算系統參與者須在申請表格上加蓋其公司印鑑(印鑑印列其名稱)並在適當空格內填上其參與者編號。
- 如以個人中央結算系統投資者戶口持有人名義申請：
  - 申請表格須填上　閣下的全名及香港身份證號碼；及
  - 在適當空格內填上　閣下的中央結算系統參與者編號及簽署。
- 如以聯名中央結算系統投資者戶口持有人名義申請：
  - 申請表格須填上所有聯名中央結算系統投資者戶口持有人的姓名及所有聯名中央結算系統投資者戶口持有人的香港身份證號碼；及
  - 在適當空格內填上　閣下的中央結算系統參與者編號及由中央結算系統投資者戶口持有人股份帳戶的授權簽署人簽署。
- 如以公司中央結算系統投資者戶口持有人名義申請：
  - 申請表格須填上　閣下公司的名稱及香港商業登記證號碼；及
  - 在適當空格內填上　閣下的中央結算系統參與者編號及加蓋公司印鑑(印鑑須附公司名稱)並由中央結算系統投資者戶口持有人股份帳戶的授權簽署人簽署。

簽署、簽署人數目及印鑑形式(如適用)須與香港結算所存記錄相符。
中央結算系統參與者資料不正確或不完整、其授權簽名或中央結算系統參與者編號欠缺或資料不足或其他類似事宜均可令　閣下的申請失效。

3. 付款支票須緊釘於申請表格上。申請公開發售股份的股款必須以一張支票或一張銀行本票支付。每份申請必須附有單獨開出的支票或銀行本票。
如以支票付款，該支票必須：
- 為港元支票；
- 不得開出期票；
- 由香港的港元銀行帳戶開出；
- 顯示　閣下的銀行帳戶名稱，而該戶名須已預印在支票上，或由有關銀行授權人在該票背面簽署證明戶名。該帳戶的名稱必須與申請表格上的姓名相同。如屬聯名認購申請，該戶口必須與排名首位申請人的姓名相同；
- 註明收款人為「**Horsford Nominees Limited－CSCL Public Offer**」；及
- 劃線註明「只准入收款人帳戶」。

下列情況將導致申請不獲接納：
- 支票未能符合所有上述規定；或
- 支票首次過戶不獲兌現。

以銀行本票(「本票」)繳付股款的手續：
- 如購買本票，該本票必須由香港持牌銀行發出，並由發出本票銀行的授權人在該本票背面簽署證明購買人姓名。該本票背面所顯示姓名／名稱須與申請表格所示的姓名／名稱相同；如屬聯名申請，本票背面所示姓名／名稱必須與排名首位申請人的姓名／名稱相同；
- 為港元本票；
- 不得開出期票；
- 註明收款人為「**Horsford Nominees Limited－CSCL Public Offer**」；及
- 在本票上劃線註明「只准入收款人帳戶」。

本票如不符合所有有關要求將概不受理。

4. 撕下申請表格，對摺一次，然後投入渣打銀行下列任何一間分行特設的收集箱內：

	分行名稱	地址
港島區：	德輔道88號分行	中環德輔道中88號
	中環分行	中環皇后大道中16-18號新世界大廈16號舖地下及地庫
	禮頓中心分行	禮頓道77號禮頓中心地下上層12-16舖
	太古坊分行	鰂魚涌英皇道969號地下
九龍區：	旺角銀行中心分行	旺角彌敦道630-636號銀行中心
	尖沙咀分行	尖沙咀加連威老道10號
	觀塘分行	觀塘輔仁街88-90號
	新蒲崗分行	新蒲崗寧遠街10-20號
新界區：	荃灣分行	荃灣沙咀道263號娛樂廣場地庫第一舖
	大埔分行	大埔大埔墟廣福道23及25號

或中國銀行(香港)有限公司下列任何一間分行：

港島區：	中銀大廈分行	中環花園道1號3樓
	中環永安集團大廈分行	德輔道中71號
	軒尼詩道409分行	灣仔軒尼詩道409-415號
	北角分行	北角英皇道464號樂嘉中心商場地下
九龍區：	旺角分行	旺角彌敦道589號
	九龍廣場分行	青山道485號九龍廣場地下1號
	黃埔花園分行	紅磡黃埔花園第一期商場G8B號
新界區：	元朗青山道分行	元朗青山公路162號

或恒生銀行下列任何一間分行：

港島區：	總行	德輔道中83號
	中區分行	畢打街中建大廈地庫
	灣仔分行	軒尼詩道200號
	北角分行	英皇道335號
九龍區：	九龍總行	彌敦道618號
	漢口道分行	漢口道4號
	觀塘分行	裕民坊70號
新界區：	荃灣分行	荃灣沙咀道289號
	沙田分行	沙田橫壆街好運中心18號舖
	屯門市廣場分行	屯門市廣場第二期商層地下28號

5. 可於下列時間內提交申請表格：

二零零四年六月四日(星期五)　—　上午九時正至下午四時正
二零零四年六月五日(星期六)　—　上午九時正至中午十二時正
二零零四年六月七日(星期一)　—　上午九時正至下午四時正
二零零四年六月八日(星期二)　—　上午九時正至下午四時正
二零零四年六月九日(星期三)　—　上午九時正至中午十二時正

6. 申請表格必須於**二零零四年六月九日(星期三)中午十二時正或之前遞交**。本公司將於當日上午十一時四十五分至中午十二時正期間登記認購申請，惟須視乎當日天氣情況而定。如下列警告信號在二零零四年六月九日(星期三)上午九時正至中午十二時正期間內任何時間在香港懸掛或如出現獲聯交所接納的類似的外在因素，將不會登記申請：
- 8號或以上熱帶氣旋警告信號；或
- 「黑色」暴雨警告信號

申請認購登記將改為在上午九時正至中午十二時正內任何時間並無懸掛上述任何一項警告信號的下一個營業日當日上午十一時四十五分至中午十二時正期間內繼續進行。
營業日指香港星期六、日或公眾假期以外的日子。

7. 本公司保留將　閣下一切或任何股款過戶的權利。然而，繳付股款支票或本票將不會於二零零四年六月九日(星期三)中午十二時正前過戶。本公司將不會發回付款收條。本公司將保留　閣下的申請股款的任何累積利息。

本公司亦有權正待　閣下的支票過戶的期間保留任何股票及／或任何盈餘的申請股款或退款支票或銀行本票。

申請倍數及應繳款項一覽表

申請H股股數	申請時應繳款項	申請H股股數	申請時應繳款項	申請H股股數	申請時應繳款項
	港元		港元		港元
1,000	4,217.25	10,000	42,172.52	100,000[1]	421,725.11
2,000	8,434.51	20,000	84,345.03	2,000,000[2]	8,434,502.00
3,000	12,651.76	30,000	126,517.53	8,000,000[3]	33,738,008.00
4,000	16,869.01	40,000	168,690.04	60,500,000[4]	255,143,685.51
5,000	21,086.25	50,000	210,862.56	(1) 其後按100,000股H股的倍數	
6,000	25,303.50	60,000	253,035.07	(2) 其後按200,000股H股的倍數	
7,000	29,520.75	70,000	295,207.57	(3) 其後按500,000股H股的倍數	

Use this form if you want the allotted Public Offer Shares to be registered in the name of HKSCC Nominees Limited and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account maintained in CCASS

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PLACING AND PUBLIC OFFER

Conditions of your application

Unless otherwise stated, terms used in these conditions have the same meanings ascribed thereto in the Prospectus.

A. Who can apply

1. You, the applicant(s), and any person(s) for whose benefit you are applying, must be 18 years of age or older.
2. If you are a **firm**, the application must be in the names of the individual members, not in the name of the firm.
3. If you are a **body corporate**, the application must be signed by a duly authorised officer, who must state his or her representative capacity.
4. Save under the circumstances permitted by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), you cannot apply for any H Shares if you or any person(s) for whose benefit you are applying are/is:
   - an existing beneficial owner of the Shares;
   - the chief executive, a director or a supervisor of the Company or any of its subsidiaries;
   - a connected person (as defined in the Listing Rules) of the Company;
   - an associate of any of the above (as "associate" is defined in the Listing Rules);
   - a legal or natural person of the People's Republic of China (other than Hong Kong, Macau and Taiwan).
5. You **cannot** apply for any Public Offer Shares if you or any person(s) for whose benefit you are applying is/are a U.S. person(s) (as defined in Regulation S under the U.S. Securities Act), or if you or any person(s) for whose benefit you are applying is/are not outside the United States or will not be acquiring H Shares in an offshore transaction (as defined in Regulation S under the U.S. Securities Act).

B. If you are a nominee

If you are a nominee, in which case you may make an application as a nominee by: (i) giving **electronic application instruction** to HKSCC (if you are a CCASS Participant); and (ii) lodging more than one application form in your own name on behalf of different beneficial owners. In the box on the application form marked "For nominees", you must include:

- an account number, or
- some other identification code

for **each** beneficial owner and if you do not include this information, the application will be treated as being made for your benefit.

Lodge only one application for your (or any of your joint applicants') benefit

Multiple or suspected multiple applications will be **rejected**. **All** of your applications will be rejected as multiple applications if you, or you and your joint applicant(s) together:

- make more than one application (whether individually or jointly with others) on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant) (save in the case of applications made by nominees in accordance with paragraph B above); or
- apply on one **WHITE** or **YELLOW** application form (whether individually or jointly with others) or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant) for more than 50% of the H Shares initially being offered for public subscription under the Public Offer (that is, to apply for more than 60,500,000 H Shares); or
- receive any Placing Shares under the Placing.

All of your applications will also be rejected as multiple applications if more than one application on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant) is made for **your benefit**. If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company then the application will be treated as being made for your benefit.

Unlisted company means a company with no equity securities listed on the Stock Exchange.

Statutory control means you:

- control the composition of the board of directors of that company, or
- control more than half of the voting power of that company, or
- hold more than half of the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

D. Allocation of Public Offer Shares - Pools A and B

The Public Offer Shares, of initially 121,000,000 H Shares, available for subscription by the public under the Public Offer on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (after taking into account of any adjustment of H Shares between the Placing and the Public Offer) will be divided into two equal pools of at least 60,500,000 H Shares each for allocation purposes: pool A and pool B. The H Shares in pool A will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of HK$5 million (excluding the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee payable thereon) or less. The H Shares in pool B will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee payable thereon). For the purpose of this paragraph only "subscription price" for the H Shares means the price payable on application therefor (without regard to the Offer Price as finally determined). You should be aware that applications in pool A and applications in pool B (or in the same pool) may receive different allocation ratios. If H Shares in one (but not both) of the pools are undersubscribed, the surplus H Shares will be transferred to the other pool to satisfy demand in that pool and be allocated accordingly. You can only receive an allocation of H Shares from either pool A or pool B but not from both pools. In addition, multiple applications or suspected multiple applications and any application for more than 50% of the 121,000,000 H Shares initially included in the Public Offer (i.e. 60,500,000 H Shares) will be rejected. No applications will be accepted from applicants applying for more than the total number of Public Offer Shares originally allocated to each pool. When there is over-subscription, allocation of H Shares to investors under the Public Offer, both in relation to pool A and pool B, will be based solely on the level of valid applications received under the Public Offer. The basis of allocation in each pool may vary, depending on the number of H Shares validly applied for by each applicant. The allocation of Public Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of H Shares and those applicants who are not successful in the ballot may not receive any H Shares.

E. Supplemental Information

If any supplement to the Prospectus is issued, applicant(s) who have already submitted this form may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

F. Effect of completing and submitting this form

By completing and submitting this form you (and if you are joint applicants, each of you jointly and severally for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee):

- **instruct and authorise** the Company and BNP Paribas Peregrine (or their respective agents or nominee) as agent for the Company to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to register any H Shares allotted to you in the name of HKSCC Nominees Limited, and otherwise to give effect to the arrangements described in the Prospectus and this application form;
- **undertake** to sign all documents and to do all things necessary to enable HKSCC Nominees Limited to be registered as the holder of the H Shares to be allotted to you, and as required by the Articles of Association;
- **agree** that the H Shares to be allotted to you shall be registered in the name of HKSCC Nominees Limited and deposited directly into CCASS operated by HKSCC for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant, in accordance with your election on this application form;
- **agree** that each of HKSCC and HKSCC Nominees Limited reserves the right in its absolute discretion (1) **not to accept** any or part of the allotted H Shares issued to you in the name of HKSCC Nominees Limited or not to **accept** such allotted H Shares for deposit into CCASS; (2) to cause such allotted H Shares to be **withdrawn** from CCASS and transferred into your name at your own risk and costs; and (3) to cause such **allotted H Shares to be issued in your name** (or, if you are a joint applicant, to the first-named applicant) and in such a case, to post the **share certificate(s)** for such allotted H Shares at your own risk to the address on this application form by ordinary post **or to make available the same for your collection**;
- **agree** that each of HKSCC and HKSCC Nominees Limited may adjust the number of allotted H Shares issued in the name of HKSCC Nominees Limited;
- **agree** that neither HKSCC nor HKSCC Nominees Limited shall have any liability for the information and representations not so contained in the Prospectus and this application form;
- **agree** that neither HKSCC nor HKSCC Nominees Limited shall be liable to you in any way;
- **represent** and **warrant** that you understand that the H Shares have not been and will not be registered under the U.S. Securities Act, that you are not a U.S. person (as defined in Regulation S under the U.S. Securities Act) and that you are outside the United States and will be acquiring the H Shares in an offshore transaction (as defined under Regulation S under the U.S. Securities Act);
- **confirm** that you have received a copy of the Prospectus and have only relied on the information and representations in the Prospectus in making your application and not any other information or representation concerning the Company;
- **agree** that the Company, BNP Paribas Peregrine and the Underwriters, their respective directors, officers, employees, partners, agents, advisers or any other parties involved in the Share Offer are not liable for any information and representations not contained in the Prospectus;
- **agree** (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation;
- (if the application is made by an agent on your behalf) **warrant** that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;
- (if the application is made for your own benefit) **warrant** that this is the only application which will be made for your benefit on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant);
- (if you are an agent for another person) **warrant** that reasonable enquiries have been made of that other person that this is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant), and that you are duly authorised to sign this form as that other person's agent;
- **agree** that once your application is accepted, acceptance of your application will be evidenced by the results of the Public Offer made available by the Company ;
- **undertake** and **confirm** that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Placing Shares in the Placing, nor otherwise participate in the Placing;
- **warrant** the truth and accuracy of the information contained in your application;
- **agree** to disclose to the Company, BNP Paribas Peregrine and their respective agents any information which they require about you or the person(s) for whose benefit you have made this application;
- **agree** that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- **undertake** and **agree** to accept the H Shares applied for, or any lesser number allocated to you under the application;
- **if** the laws of any place outside Hong Kong are applicable to your application, you **agree** and **warrant** that you have complied with all such laws and none of the Company, BNP Paribas Peregrine and the Underwriters nor any of their respective officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in the Prospectus;
- **agree** with the Company, for itself and for the benefit of each shareholder of the Company (and so that the Company will be deemed by its acceptance in whole or in part of the application to have agreed, for itself and on behalf of each shareholder of the Company), to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association;
- **agree** with the Company, each shareholder, director, supervisor, manager and officer of the Company, and the Company acting for itself and for each director, supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award, which shall be final and conclusive;
- **authorise** the Company to enter into a contract on behalf of you with each director, supervisor and officer of the Company whereby such directors, supervisors and officers undertake to observe and comply with their obligations to shareholders stipulated in the Articles of Association;
- **agree** with the Company and each shareholder of the Company that H Shares in the Company are freely transferable by the holders thereof; and
- **confirm** that you are aware of the restrictions on offering of the H Shares described in the Prospectus.

The Company and the Underwriters and their respective directors and any other parties involved in the Share Offer are entitled to rely on any warranty, representation or declaration made by you in this application. In the event of the application being made by joint applicants, all the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given and assumed by and imposed on the applicants jointly and severally.

G. Power of attorney

If your application is made by a person duly authorised under a power of attorney, the Company and BNP Paribas Peregrine (or their respective agents or nominees) or their respective agents as its agent may accept it at their discretion, and subject to any conditions they think fit, including evidence of the authority of your attorney.

H. Determination of Offer Price

The Offer Price will be fixed by agreement between the Public Offer Joint Lead Managers, on behalf of the Underwriters, the Selling Shareholder and the Company before the Price Determination Time which is on or before 6:00 a.m. on Thursday, 10th June, 2004. The Public Offer Joint Lead Managers, on behalf of the Underwriters, may, with the consent of the Selling Shareholder and the Company, reduce the indicative Offer Price range below that stated in the Prospectus (which is HK$3.175 to HK$4.175 per H Share) at any time prior to the morning of the last day for lodging applications. In such a case, notices of the reduction in the indicative Offer Price range will be published in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) not later than the morning of the latest day for lodging applications under the Public Offer. Applicants should have regard to the possibility that any announcement of a reduction in the indicative Offer Price range may not be made until that time. If the Public Offer Joint Lead Managers on behalf of the Underwriters, the Selling Shareholder and the Company are unable to reach an agreement on the Offer Price at or before the Price Determination Time or a postponement of the Price Determination Time which shall be no later than 9:00 a.m. on Thursday, 10th June, 2004, the Public Offer will not become unconditional and will lapse. Applicants under the Public Offer should note that in no circumstances can applications be withdrawn once submitted, even if the Offer Price range is so reduced.

Allotment of Public Offer Shares

Subject to the terms and conditions as set out herein and in the Prospectus, Public Offer Shares will be allotted (either conditionally or unconditionally) after the application lists close.

The Company expects to announce the basis of allocation and results of applications of the Public Offer Shares, and the Hong Kong Identity Card numbers, passport numbers or Hong Kong business registration numbers (where applicable) of successful applicants under the Public Offer on Tuesday, 15th June, 2004 in the South China Morning Post (in English) and Hong Kong Economic Times (in Chinese).

If your application for Public Offer Shares is successful (in whole or in part)

- No receipt will be issued for application money paid.
- If your application is wholly or partially successful, your H Share certificate(s) will be issued in the name of HKSCC Nominees Limited and deposited into CCASS for the credit of your CCASS Investor Participant stock account or your designated CCASS Participant's stock account as indicated by you in this application form at the close of business on Tuesday, 15th June, 2004 or, under contingent situations, on any other date HKSCC or HKSCC Nominees Limited chooses.
- **If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):**
  - For Public Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Public Offer Shares allotted to you with that CCASS Participant.
- **If you are applying as a CCASS Investor Participant:**
  - The Company is expected to publish the results of CCASS Investor Participants' applications together with the results of the Public Offer in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) on Tuesday, 15th June, 2004. You should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, 15th June, 2004 or any other date as shall be determined by HKSCC or HKSCC Nominees Limited. On Wednesday, 16th June, 2004 (the next day following the credit of the Public Offer Shares to your stock account) you can check your new account balance via the CCASS Phone System or CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of H Shares credited to your stock account.
- The Company will not issue temporary documents of title. No receipts will be issued for application monies paid.

Circumstances in which you will not be allotted Public Offer Shares

You may not be allocated Public Offer Shares for any of the following reasons:

1. **If you revoke or withdraw your application:**
   By completing and submitting an application form you agree that you cannot revoke your application before 4th July, 2004. However, you may revoke your application before the fifth day after the time of the opening of the application lists (excluding for this purpose any day which is not a business day (including Saturday)) if a person responsible for the Prospectus under section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for the Prospectus. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your application form. This collateral contract will be in consideration of the Company agreeing that it will not offer any Public Offer Share to any person before 4th July, 2004 except by means of one of the procedures referred to in the Prospectus. If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.
   If your application has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the press of the results of allocation, and where such basis of allocation is subject to certain conditions or provisions for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.
2. **At the discretion of the Company or its agents, your application is rejected:**
   The Company and BNP Paribas Peregrine (or their respective agents) have full discretion to reject or accept any application, or to accept only part of any application.
   The Company and BNP Paribas Peregrine (or their respective agents) do not have to give any reason for any rejection or acceptance.
3. **If your application is rejected:**
   Your application will be rejected if:
   - it is a multiple application or a suspected multiple application;
   - your application form is not filled in correctly in accordance with the instructions;
   - your payment is not made correctly;
   - you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation;
   - you or the person for whose benefit you are applying have applied for and/or received or will receive H Shares under the Placing; or
   - you apply for more than 50% of the Public Offer Shares initially being offered to the public for subscription.

Use this form if you want the allotted Public Offer Shares to be registered in the name of HKSCC Nominees Limited and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account maintained in CCASS

4. ***If your application is not accepted:***
Your application may not be accepted if:
- any of the Underwriting Agreements does not become unconditional; or
- any of the Underwriting Agreements is terminated in accordance with its terms.

5. **If the allotment of Public Offer Shares is void:**
Your allotment of Public Offer Shares will be void if the Listing Committee of the Stock Exchange (the "Listing Committee") does not grant permission to list the H Shares either:
- within 3 weeks from the closing date of the application lists; or
- within a longer period of up to 6 weeks if the Listing Committee notifies the Company of that longer period within 3 weeks of the closing date of the application lists.

Refund of your money

If you do not receive any Public Offer Shares for any of but not limited to the above reasons, the Company will refund your application money together with the 1% brokerage fee, the 0.005% SFC transaction levy, the 0.002% investor compensation levy and the 0.005% Stock Exchange trading fee to you without interest. *If your application is accepted only in part, the Company will refund* the appropriate portion of your application money, the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee to you, without interest. Any interest accrued on such money prior to the date of despatch of refund cheques will be retained for the benefit of the Company. If the Offer Price is less than the price per Offer Share initially paid by the applicant on application, in which case the Company will refund the surplus application money together with the appropriate portion of brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee, without interest. You will also be refunded if the conditions of Share Offer are not fulfilled.

All refunds will be by a cheque crossed "Account Payee Only", and made out to you, or, if you are joint applicants, to the first-named applicant on your application form.

If you have applied for 500,000 H Shares or more and have indicated in your application form that you wish to collect your refund cheque personally, you may collect it in person from:

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17/F, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

between 9:00 a.m. and 1:00 p.m. on Tuesday, 15th June, 2004 or any other date notified by the Company in the newspapers as the date of despatch of refund cheques, after which your refund cheque will be posted to you by ordinary post and at your own risk to the address stated on this application form.

Applicants being individuals who opt for personal collection must not authorise any other person to make collection on their behalf. You must show your identification documents (which must be acceptable to Computershare Hong Kong Investor Services Limited) to collect your refund cheque. Applicants being corporations which opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' chops. Both individuals and authorised representative (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you have applied for less than 500,000 H Shares or if you have applied for 500,000 H Shares or more but have not indicated in your application form that you wish to collect your refund cheque personally within the time specified for collection, then it is expected that the refund cheque will be sent to the address on your application form on Tuesday, 15th June, 2004, by ordinary post and at your own risk.

PERSONAL DATA

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (the "Ordinance") came into effect in Hong Kong on 20th December, 1996. This Personal Information Collection Statement informs the applicant for and holder of H Shares of the policies and practices of the Company and its Hong Kong share registrar in relation to personal data and the Ordinance.

1. ***Reasons for the collection of your personal data***
From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company and its Hong Kong share registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the Hong Kong share registrar.
Failure to supply the requested data may result in your application for securities being rejected or in delay or inability of the Company or its Hong Kong share registrar to effect transfers or otherwise render their services. It may also prevent or delay registration or transfer of the Public Offer Shares which you have successfully applied for and/or the despatch of H Share certificate(s), and/or refund cheque(s) to which you are entitled.
It is important that holders of securities inform the Company or its Hong Kong share registrar concerned immediately of any inaccuracies in the personal data supplied.

2. **Purposes**
The personal data of the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:
- processing of your application and verification of compliance with the terms and application procedures set out in this form and the Prospectus and announcing results of allocation of the Public Offer Shares;
- enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
- registering new issues or transfers into or out of the name of holders of securities including, where applicable, in the name of HKSCC Nominees Limited;
- maintaining or updating the registers of holders of securities of the Company;
- conducting or assisting to conduct signature verifications, any other verification or exchange of information;
- establishing benefit entitlements of holders of securities of the Company, such as dividends, rights issues and bonus issues;
- distributing communications from the Company and its subsidiaries;
- compiling statistical information and shareholder profiles;
- making disclosures as required by laws, rules or regulations;
- disclosing identities of successful applicants by way of press announcement or otherwise;
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable the Company and its Hong Kong share registrar to discharge their obligations to holders of securities and/or regulators and any other purpose to which the holders of securities may from time to time agree.

3. **Transfer of personal data**
Personal data held by the Company and its Hong Kong registrar relating to the applicants and the holders of securities will be kept confidential but the Company and its Hong Kong share registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain or transfer (whether within or outside Hong Kong) the personal data of the applicants and the holders of securities to, from or with any and all of the following persons and entities:
- the Company or its appointed agents such as financial advisers, receiving bankers;
- where applicants for securities request deposit into CCASS, to HKSCC and HKSCC Nominees Limited, who will use the personal data for the purposes of operating CCASS;
- any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Company and/or its Hong Kong share registrar in connection with the operation of their businesses;
- the Stock Exchange, the Securities and Futures Commission and any other statutory, regulatory or governmental bodies; and
- any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers, etc.

4. **Access and correction of personal data**
The Ordinance provides the holders of securities with rights to ascertain whether the Company and/or its Hong Kong share registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and its Hong Kong share registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Company for the attention of the Company secretary or (as the case may be) its Hong Kong share registrar for the attention of the Privacy Compliance Officer (for the purposes of the Ordinance).

By signing this form, you agree to all of the above.

How to make your application

1. Use the table set out below to calculate how many H Shares you want to subscribe for, and how much you must pay. Your application must be for a minimum of 1,000 H Shares. Applications for more than 1,000 H Shares must be in one of the multiples set out in the table below subject to a maximum of 60,500,000 H Shares. No application for any other number of H Shares will be considered and any such application is liable to be rejected. The table also sets out the total amount payable for such multiples of H Shares up to 60,500,000 H Shares. You must pay the maximum Offer Price of HK$4.175 per H Share, plus brokerage fee of 1%, the SFC transaction levy of 0.005%, the investor compensation levy of 0.002% and the Stock Exchange trading fee of 0.005%.

2. Complete the form correctly in accordance with the instructions and sign it. **Only written signatures will be accepted.**
- **If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):**
  - the designated CCASS Participant or its authorised signatories must sign in the appropriate box; and
  - the designated CCASS Participant must endorse the form with its company chop (bearing its company name) and insert its participant ID in the appropriate box.
- **If you are applying as an individual CCASS Investor Participant:**
  - the form must contain your FULL NAME and HKID Card number; and
  - your CCASS Participant ID and signature must be inserted in the appropriate box.
- **If you are applying as a joint individual CCASS Investor Participant:**
  - the form must contain all joint CCASS Investor Participants' NAMES and the HKID Card numbers of all joint CCASS Investor Participants; and
  - your CCASS Participant ID and authorised signature(s) of the CCASS Investor Participant's stock account must be inserted in the appropriate box.
- **If you are applying as a corporate CCASS Investor Participant:**
  - the form must contain your COMPANY NAME and HK Business Registration number; and
  - your CCASS Participant ID and your company chop (bearing your company name) endorsed by the authorised signature(s) of the CCASS Investor Participant's stock account must be inserted in the appropriate box;

Signature(s), number of signatories and form of chop, where appropriate, should match with the records kept by HKSCC. Incorrect or incomplete details of CCASS Participant or the omission or inadequacy of its authorised signatures, CCASS Participant ID or other similar matter may render your application invalid.

3. Staple your payment to the form. You must pay for the Public Offer Shares applied for by one cheque or by one banker's cashier order.
Each application must be accompanied by either a separate cheque or banker's cashier order.
If you pay by cheque, the cheque must:
- be in Hong Kong dollars;
- not be post-dated;
- be drawn on your Hong Kong dollar bank account in Hong Kong;
- show your account name. This name must either be pre-printed on the cheque, or be endorsed at the back by a person authorised by the bank. This account name must be the same as the name on the application form. If it is a joint application, the account name must be the same as the name of the **first-named** applicant;
- be made payable to "**Horsford Nominees Limited — CSCL Public Offer**"; and
- be crossed "*Account Payee Only*".

Your application will be rejected if your cheque:
- does not meet all these requirements; or
- is dishonoured on its first presentation.

If you pay by banker's cashier order (the "order"):
- you must purchase the order from a licensed bank in Hong Kong, and have your name certified on the back of such order by a person authorised by the bank. The name certified on the back of the order and the name on the application form must be the same. If it is a joint application, the name on the back of such order must be the same as the name of the **first-named** applicant;
- the order must be in Hong Kong dollars;
- the order must not be post-dated;
- the order must be made payable to "**Horsford Nominees Limited — CSCL Public Offer**"; and
- the order must be crossed "Account Payee Only".

Your application will be **rejected** if your order does not meet all these requirements.

4. Tear off the application form, fold the form once and lodge it in one of the special collection boxes at any one of the following branches of **Standard Chartered Bank**:

	Branch name	Address
Hong Kong:	88 DVR Branch	88 Des Voeux Road Central
	Central Branch	Shop no. 16, G/F & LG/F, New World Tower, 16-18 Queen's Road Central
	Leighton Centre Branch	Shop 12-16, Upper Ground Floor, Leighton Centre, 77 Leighton Road
	Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon:	Mongkok Bank Centre Branch	Bank Centre, 630-636 Nathan Road, Mongkok
	Tsim Sha Tsui Branch	10 Granville Road, Tsimshatsui
	Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
	San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
New Territories:	Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan
	Tai Po Branch	23 & 25 Kwong Fuk Road, Tai Po Market, Tai Po

or any one of the following branches of **Bank of China (Hong Kong) Limited**:

	Branch name	Address
Hong Kong:	Bank of China Tower Branch	3/F, 1 Garden Road, Central
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
	North Point Branch	G/F, Roca Centre, 464 King's Road, North Point
Kowloon:	Mong Kok Branch	589 Nathan Road, Mong Kok
	Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
	Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
New Territories:	*Castle Peak Road (Yuen Long) Branch*	*162 Castle Peak Road, Yuen Long*

or any one of the following branches of **Hang Seng Bank**:

	Branch name	Address
Hong Kong:	Head Office	83 Des Voeux Road Central
	Central District Branch	Basement, Central Building, Pedder Street
	Wanchai Branch	200 Hennessy Road
	North Point Branch	335 King's Road
Kowloon:	Kowloon Main Branch	618 Nathan Road
	Hankow Road Branch	4 Hankow Road
	Kwun Tong Branch	70 Yue Man Square
New Territories:	Tsuen Wan Branch	289 Sha Tsui Road, Tsuen Wan
	Shatin Branch	Shop 18 Lucky Plaza, Wang Pok Street, Shatin
	Tuen Mun Town Plaza Branch	Shop No. 28, Upper G/F, Tuen Mun Town Plaza, Phase II, Tuen Mun

5. Your application form can be lodged at these times:

Friday, 4th June, 2004	–	9:00 a.m. to 4:00 p.m.
Saturday, 5th June, 2004	–	9:00 a.m. to 12:00 noon
Monday, 7th June, 2004	–	9:00 a.m. to 4:00 p.m.
Tuesday, 8th June, 2004	–	9:00 a.m. to 4:00 p.m.
Wednesday, 9th June, 2004	–	9:00 a.m. to 12:00 noon

6. The latest time for lodging your application is 12:00 noon on **Wednesday, 9th June, 2004**. The application lists will be open between 11:45 a.m. and 12:00 noon on that day, subject only to the weather conditions. The application lists will not open if there is:
- a tropical cyclone warning signal 8 or above; or
- a "black" rainstorm warning signal

in force in Hong Kong at any time between 9 a.m. and 12:00 noon on Wednesday, 9th June, 2004 or if there are similar extraneous factors as are acceptable to the Stock Exchange. Instead they will be open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force at any time between *9:00 a.m. and 12:00 noon*.
Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

7. The right is reserved to present all or any remittances for payment. However, your cheque or banker's cashier order will not be presented for payment before 12:00 noon on Wednesday, 9th June, 2004. The Company will not give you a receipt for your payment. The Company will keep any interest accrued on your application money.
The right is also reserved to retain any share certificates and/or any surplus application monies or refunds pending clearance of your cheque or banker's cashier order.

TABLE OF MULTIPLES AND PAYMENTS

No. of H Shares applied for	Amount payable on application	No. of H Shares applied for	Amount payable on application	No. of H Shares applied for	Amount payable on application
	HK$		HK$		HK$
1,000	4,217.25	10,000	42,172.52	100,000(1)	421,725.11
2,000	8,434.51	20,000	84,345.03	2,000,000(2)	8,434,502.00
3,000	12,651.76	30,000	126,517.53	8,000,000(3)	33,738,008.00
4,000	16,869.01	40,000	168,690.04	60,500,000(4)	255,143,685.51
5,000	21,086.25	50,000	210,862.56	(1) Thereafter in multiples of 100,000 H Shares	
6,000	25,303.50	60,000	253,035.07	(2) Thereafter in multiples of 200,000 H Shares	
7,000	29,520.75	70,000	295,207.57	(3) Thereafter in multiples of 500,000 H Shares	
8,000	33,738.01	80,000	337,380.08	(4) Maximum number of H Shares you may apply for	
9,000	37,955.26	90,000	379,552.60		

BNP PARIBAS PEREGRINE

RECEIVED

2004 DEC 28 P 3: [illegible]

OFFICE OF [illegible] CORPORATE [illegible]

4th June, 2004

The Directors
China Shipping Container Lines Company Limited
Rooms A to D
27th Floor
450 Fushan Road
Pudong New District
Shanghai
The People's Republic of China

Dear Sirs,

Re : Prospectus dated 4th June, 2004 of China Shipping Container Lines Company Limited in respect of the Public Offer and Placing (the "Prospectus")

We hereby give our consent to the issue of the Prospectus with the inclusion therein of our comfort letter on the profit forecast dated 4th June, 2004 and the references therein to our name, our above comfort letter, in the form and context in which they are respectively included and appear therein. We hereby also confirm that we have not withdrawn our consent as aforesaid.

Yours faithfully,
For and on behalf of
BNP Paribas Peregrine Capital Limited

Isadora Li
Managing Director

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

STRICTLY PRIVATE AND CONFIDENTIAL

The Directors
China Shipping Container Lines Co., Ltd.
Rooms A - D, 27th Floor,
450 Fushan Road
Pudong New District
Shanghai 200122
THE PEOPLE'S REPUBLIC OF CHINA

Our Ref: PYS.DKBL/02064813.A001

4th June, 2004

Dear Sirs,

CHINA SHIPPING CONTAINER LINES CO., LTD.

We refer to the prospectus dated 4th June, 2004 in connection with the placing and public offer of shares of China Shipping Container Lines Co., Ltd. (the "Company") for the proposed listing (the "Prospectus") on the Main Board of The Stock Exchange of Hong Kong Limited, a draft copy of which is attached and initialled by us for identification purposes.

We hereby consent to the inclusion of our accountants' report and our letters in respect of the profit forecast of the Company for the year ending 31st December, 2004 and the unaudited pro forma financial information, all dated 4th June, 2004 in the Prospectus, and the references to our names in the form and context in which they are included.

Yours faithfully,

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

Sallmanns

西門

Corporate valuation and consultancy

www.sallmanns.com

22nd Floor, Siu On Centre
188 Lockhart Road
Wanchai, Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2528 5079

4 June 2004

The Board of Directors
China Shipping Container Lines Company Limited
Rooms A to D, 27th Floor
450 Fushan Road
Pudong New District
Shanghai
The People's Republic of China

Dear Sirs,

China Shipping Container Lines Company Limited (the "Company")
Listing By Way of Placing and Public Offer

We refer to the prospectus of the Company dated 4 June 2004, (the "Prospectus") in relation to the captioned issue.

We hereby give our consent to the issue of the Prospectus, with the inclusion therein of our name, our letter, summary of values and valuation certificates in connection with our valuations of the properties in which the Group has interests, the text of which is set out in Appendix IV to the Prospectus and the references therein to our name in the form and context in which they are respectively included in the Prospectus.

Yours faithfully,
for and on behalf of
SALLMANNS (FAR EAST) LIMITED

Paul L. Brown
BSc FRICS FHKIS
Director

競天公誠律師事務所
JINGTIAN & GONGCHENG
ATTORNEYS AT LAW
北京市朝阳区朝阳门外大街20号联合大厦15层 邮政编码100020
电话: (86-10) 6588 2200 传真: (86-10) 6588 2211

June 4, 2004

The Directors
China Shipping Container Lines Company Limited
Rooms A to D, 27th Floor, 450 Fu Shan Road
Pudong New District, Shanghai
The People's Republic of China

Dear Sirs,

China Shipping Container Lines Company Limited ("the Company")
Prospectus dated June 4, 2004

We refer to the prospectus dated June 4, 2004 (the "Prospectus") in connection with the proposed placing and public offer (the "H Share Offer") of 2,420,000,000 "H" Shares (subject to increase to not more than 2,783,000,000 H Shares upon exercise in full of the over-allotment option), of par value RMB 1.00 each, in the Company, including the proposed sale of 220,000,000 H Shares (subject to increase to not more than 253,000,000 H Shares upon exercise in full of the over-allotment option) by the promoter of the Company.

We hereby give our consent to the issue of the Prospectus with the inclusion therein of references to our name, statements and opinions stated in the Prospectus to be made in reliance on our advice or confirmation and the summaries of our opinion letters in the form and context in which they are respectively included in the Prospectus.

Yours faithfully

竞天公诚
Jingtian & Gongcheng
Attorneys at Law

lmwpdoc\cargo\10.5 Board Mtg Documents\Jingtian\consent letter040528

STATEMENT

RECEIVED

2004 DEC 28 P 3: 34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 June 2004

The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Attn: Mr. Kenneth Chan / Mr. Sammy Chau / Ms. Lanny Wong / Mr. Eric Mok

Dear Sirs,

Initial Public Offering of China Shipping Container Lines Company Limited and the Listing of its H Shares on the Main Board of The Stock Exchange of Hong Kong Limited

Reference is made to the initial public offering (the "Offer") of China Shipping Container Lines Company Limited and the listing of its H shares on the Main Board of The Stock Exchange of Hong Kong Limited, and the prospectus (the "Prospectus") to be dated 4 June 2004 and issued in connection therewith. Terms used herein shall be as defined in the Prospectus, unless the context requires otherwise.

Details of the Selling Shareholder of the Sale H Shares under the Offer are set out as follows:

Name	:	中國海運（集團）總公司
Address	:	No. 700 Dong Daming Lu, Shanghai, the PRC
Number of H shares to be sold under the Offer	:	220,000,000 H shares (assuming the Over-allotment Option is not exercised)
Description	:	a PRC state-owned enterprise

RECEIVED

CHINA SHIPPING CONTAINER LINES CO., LTD.
(Incorporated in the People's Republic of China with limited liability)

STATEMENT OF ADJUSTMENTS

FOR THE THREE YEARS ENDED

31ST DECEMBER, 2001, 2002 AND 2003

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

STRICTLY PRIVATE AND CONFIDENTIAL

The Directors
China Shipping Container Lines Co., Ltd.
Rooms A - D, 27th Floor,
450 Fushan Road
Pudong New District
Shanghai 200122
THE PEOPLE'S REPUBLIC OF CHINA

Our Ref: PYS.DKBL/02064813.A001

4th June, 2004

Dear Sirs

CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

We refer to our accountants' report dated 4th June, 2004, addressed to the directors of China Shipping Container Lines Co., Ltd. (the "Company") on the financial information for the Company and its subsidiaries for inclusion in the prospectus of the Company dated 4th June, 2004.

We attach hereto a statement, initialled by us for the purposes of identification, which sets out the adjustments made in arriving at the financial information upon which our report was given and the reasons for making such adjustments. We confirm that in our opinion only such adjustments have been made to the profit and loss accounts and balance sheets based on the audited accounts prepared in accordance with accounting standards for business enterprises and accounting system for business enterprises of the People's Republic of China in respect of each accounting period under review as are necessary, and that no other adjustments have been made thereto.

This letter is provided solely pursuant to paragraph 4.14 of the Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited and is not to be used for any other purpose.

Yours faithfully

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

CHINA SHIPPING CONTAINER LINES CO., LTD.

STATEMENT OF ADJUSTMENTS

TABLE OF CONTENTS

I. BASIS OF PRESENTATION

The consolidated financial statements as presented in the Accountants' Report comprised the accounts of the Company and the following subsidiary companies for the three years ended 31st December 2001, 2002 and 2003 (the "Relevant Periods"):

Name	Date of incorporation/ establishment	Issued/ registered and fully paid up share capital	Attributable equity interest	
			Directly held	Indirectly held
Established in the PRC				
China Shipping Container Lines Xiamen Co., Ltd.	6th January, 2003	RMB10,000,000	90%	-
China Shipping Container Lines Shenzhen Co., Ltd.	15th January, 2003	RMB10,000,000	90%	-
China Shipping Container Lines Qingdao Company Limited	13th January, 2003	RMB10,000,000	90%	-
China Shipping Container Lines Tianjin Company Limited	3rd January, 2003	RMB10,000,000	90%	-
China Shipping Container Lines Dalian Co., Ltd.	5th January, 2003	RMB10,000,000	90%	-
China Shipping Container Lines Shanghai Co., Ltd.	13th January, 2003	RMB15,000,000	90%	-
China Shipping Container Lines Guangzhou Co., Ltd.	26th January, 2003	RMB10,000,000	90%	-
China Shipping Container Lines Hainan Company Limited	14th January, 2003	RMB10,000,000	40%	-
Zhanjiang China Shipping Container Lines Co., Ltd.	23rd May, 2003	RMB500,000	10%	81%
Zhongshan China Shipping Container Lines Co., Ltd.	15th May, 2003	RMB500,000	10%	81%
Jiangmen China Shipping Container Lines Co., Ltd.	21st August, 2003	RMB500,000	10%	81%
Fangchenggang China Shipping Container Lines Co., Ltd.	6th May, 2003	RMB500,000	10%	81%
Shantou China Shipping Container Lines Co., Ltd.	18th April, 2003	RMB500,000	10%	81%
China Shipping Container Lines (Qinghuangdao) Co., Ltd.	6th May, 2003	RMB500,000	10%	81%
China Shipping Container Lines Lianyunggang Co., Ltd.	12th March, 2003	RMB5,000,000	10%	81%
Quanzhou China Shipping Container Lines Co., Ltd.	2nd September, 2003	RMB500,000	10%	81%
China Shipping Container Lines (Fuzhou) Co., Ltd.	20th May, 2003	RMB500,000	10%	81%
Yingkou China Shipping Container Lines Co., Ltd.	9th January, 2003	RMB1,000,000	10%	81%
Dongguan China Shipping Container Lines Co., Ltd.	14th May, 2004	RMB500,000	10%	81%

I. BASIS OF PRESENTATION (CONTINUED)

Name	Date of incorporation/ establishment	Issued/ registered and fully paid up share capital	Attributable equity interest	
			Directly held	Indirectly held
Established in the PRC				
Dandong China Shipping Container Lines Co., Ltd.	18th April, 2003	RMB500,000	-	90.01%
Jinzhou China Shipping Container Lines Co., Ltd.	18th March, 2003	RMB500,000	-	90.01%
China Shipping Container Lines (Rizhao) Co., Ltd.	18th July, 2003	RMB500,000	-	90.01%
China Shipping Container Lines (Jiangsu) Co., Ltd.	19th September, 2003	RMB6,500,000	45%	49.5%
China Shipping Container Lines (Zhejiang) Co., Ltd.	18th, June, 2003	RMB7,000,000	45%	49.5%
China Shipping Container Lines (Haikou) Co., Ltd.	5th November, 2003	RMB3,000,000	-	36%
China Shipping Container Lines (Yangpu) Co., Ltd.	5th December, 2002	RMB 38, 000,000	90%	4%
Shanghai Puhai Shipping Co., Ltd.	19th November, 1992	RMB 11,800,000	50%	-
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd.	13th December, 2001	RMB6,000,000	40%	-
Incorporated in Hong Kong				
China Shipping Container Lines (Hong Kong) Co., Ltd.	3rd July, 2002	HK$ 1,000,000	100%	-
Incorporated in the British Virgin Islands				
China Shipping Container Lines (Asia) Co., Ltd.	28th October, 2002	US$50,000	100%	-
Intercontinental Computer Co., Ltd.	8th April, 2003	US$50,000	-	100%
Yangshan A Shipping Company Limited	23rd December, 2003	US$50,000	-	100%
Yangshan B Shipping Company Limited	23rd December, 2003	US$50,000	-	100%
Incorporated in the Republic of Cyprus				
Arisa Navigation Company Limited	18th June, 2002	CYP1,000	100%	-

We have prepared statements of adjustments reconciling the audited consolidated accounts of the Group to the consolidated financial information as presented in Appendix I of the Accountants' Report. The adjustments made to the audited consolidated accounts that were submitted and the nature of adjustments made to arrive at consolidated financial information in the Accountants' Report is explained in this report. In addition, all related party transactions have been disclosed in the Accountants' Report.

II. CHINA SHIPPING CONTAINER LINES CO., LTD. STATEMENT OF ADJUSTMENTS

A. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2001

	PRC audited accounts	HK GAAP Adjustments Dr (Cr)	Consolidation Adjustments Dr (Cr)	Note	Consolidated results per Accountants' Report
	RMB'000	RMB'000	RMB'000		RMB'000
Turnover	7,711,576	(18,032)	(65,837)	1	7,795,445
Operating costs	(8,688,919)	90,327	22,046	2	(8,801,292)
Gross profit	(977,343)				(1,005,847)
Other operating income, net	42,247		42,247	3	-
Administrative and general expense	(73,612)	144	1,721	4	(75,477)
Operating profit/(loss)	(1,008,708)				(1,081,324)
Net financing charges	(212,992)	63,008		5	(276,000)
Non-operating expenses	(177)		(177)	6	-
Shares of profits less losses of associated companies	5,557	(1,515)		7	7,072
Profit/(loss) before taxation	(1,216,320)				(1,350,252)
Taxation	(415)	(13,136)		8	12,721
Profit (loss) after tax	(1,216,735)				(1,337,531)
Minority interests	(885)				(885)
Profit (loss) attributable to shareholders	(1,217,620)	120,796	-		(1,338,416)

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

A. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2001

Note 1: Consolidated turnover was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(18,032)
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	48,664
(b) Adjustment of reclassification	(114,501)
	(65,837)

Note 2: Consolidated operating costs was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	24,336
(b) Adjustment of depreciation of containers under finance lease	(18,613)
(c) Adjustment of operating costs cut-off	53,498
(d) Adjustment of depreciation of improvement on vessels	31,106
	90,327
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	(50,592)
(b) Adjustment of reclassification	72,638
	22,046

Note 3: Consolidated other operating income was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
Consolidation adjustments:	
(a) Adjustment of reclassification	42,247

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

A. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2001 (CONTINUED)

Note 4: Consolidated administrative and general expenses was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of expense cut-off	144
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	1,928
(b) Adjustment of reclassification	(207)
	1,721

Note 5: Consolidated net financing charges was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of finance charges of containers under finance lease	63,008

Note 6: Consolidated non-operating expenses was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
Consolidation adjustments:	
(a) Adjustment of reclassification	(177)

Note 7: Consolidated shares of profits less losses from associated companies was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Reclassification of taxation of profits from associated companies	(1,515)

Note 8: Consolidated income tax was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Reclassification of taxation of profits from associated companies	1,515
(b) Adjustment of deferred taxation	(14,651)
	(13,136)

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

B. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2002

	PRC audited accounts	HK GAAP Adjustments Dr (Cr)	Consolidation Adjustments Dr (Cr)	Note	Consolidated results per Accountants' Report
	RMB'000	RMB'000	RMB'000		RMB'000
Turnover	10,446,640	(51,134)	(24,460)	1	10,522,234
Operating costs	(10,557,463)	(19,421)	(9,502)	2	(10,528,540)
Gross profit	(110,823)				(6,306)
Other operating income, net	15,905		15,905	3	-
Administrative and general expense	(133,744)	3,663	82,324	4	(219,731)
Operating profit/(loss)	(228,662)				(226,037)
Net financing charges	(336,542)	46,791		5	(383,333)
Non-operating expenses	(64,267)		(64,267)	6	-
Shares of profits less losses of associated companies	2,374	(1,754)		7	4,128
Profit/(loss) before taxation	(627,097)				(605,242)
Taxation	(69)	(10,265)		8	10,196
Profit (loss) after tax	(627,166)				(595,046)
Minority interests	(2,041)				(2,041)
Profit (loss) attributable to shareholders	(629,207)	(32,120)	-		(597,087)

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

B. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2002 (CONTINUED)

Note 1: Consolidated turnover was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(51,134)
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	115,629
(b) Adjustment of reclassification	(140,089)
	(24,460)

Note 2: Consolidated operating costs was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(36,956)
(b) Adjustment of depreciation of containers under finance lease	(24,291)
(c) Adjustment of operating costs cut-off	21,793
(d) Adjustment of depreciation of improvement on vessels	20,033
	(19,421)
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	(96,386)
(b) Adjustment of reclassification	86,884
	(9,502)

Note 3: Consolidated other operating income was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
Consolidation adjustments:	
(a) Adjustment of reclassification	15,905

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

B. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2002 (CONTINUED)

Note 4: Consolidated administrative and general expenses was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of expenses cut off	3,663
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	(19,243)
(b) Adjustment of reclassification	101,567
	82,324

Note 5: Consolidated financial charges was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of finance charges of containers under finance lease	60,712
(b) Adjustment of foreign exchange gain	(13,921)
	46,791

Note 6: Consolidated non-operating expenses was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
Consolidation adjustments:	
(a) Adjustment of reclassification	(64,267)

Note 7: Consolidated shares of profits less losses from associated companies was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Reclassification of taxation of profits from associated companies	(1,754)

Note 8: Consolidated income tax was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Reclassification of taxation for profits from associated companies	1,754
(b) Adjustment of deferred taxation	(12,019)
	(10,265)

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

C. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2003

	Amount per PRC audited accounts	HK GAAP Adjustments Dr (Cr)	Consolidation Adjustments Dr (Cr)	Note	Consolidated amount per Accountants' Report
	RMB'000	RMB'000	RMB'000		RMB'000
Turnover	14,932,429	(1,052,470)	708,736	1	15,276,163
Operating costs	(12,903,169)	613,567	(506,845)	2	(13,009,891)
Gross profit	2,029,260				2,266,272
Other operating income, net	(224,480)		(224,480)	3	-
Administrative and general expense	(253,377)	116,067	37,420	4	(406,864)
Operating profit/(loss)	1,551,403				(1,859,408)
Net financing charges	(402,261)	57,186		5	(459,447)
Non-operating expense, net	(19,673)		(19,673)	6	-
Shares of profits less losses of associated companies	4,596	(2,361)		7	6,957
Profit/(loss) before taxation	1,134,065				1,406,918
Taxation	(11,622)	(2,049)		8	(9,573)
Profit (loss) after tax	1,122,443				1,397,345
Unrecognised of loss on investment	97		97	9	-
Minority interests	(11,414)		3,059	10	(14,473)
Profit (loss) attributable to shareholders	1,111,126	(270,060)	(1,686)		1,382,872

II. **CHINA SHIPPING CONTAINER LINES CO., LTD.**
STATEMENT OF ADJUSTMENTS

C. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2003 (CONTINUED)

Note 1: Consolidated turnover was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(266,430)
(b) Adjustment of inclusion of results of subsidiaries incorporated in Hong Kong and overseas since their respective dates of incorporation to 15 October 2003 under the basis of merger accounting	(786,040)
	(1,052,470)
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	889,094
(b) Adjustment of reclassification	(180,358)
	708,736

Note 2: Consolidated operating costs was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	121,305
(b) Adjustment of depreciation of containers under finance lease	(29,444)
(c) Adjustment of operating cost cut-off	(78,906)
(d) Adjustment of depreciation of improvement on vessels	(7,842)
(e) Adjustment of inclusion of results of subsidiaries incorporated in Hong Kong and overseas since their respective dates of incorporation to 15 October 2003 under the basis of merger accounting	608,454
	613,567
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	(728,212)
(b) Adjustment of reclassification	221,367
	(506,845)

Note 3: Consolidated other operating income was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
Consolidation adjustments:	
(a) Adjustment of reclassification	(224,480)

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

C. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2003 (CONTINUED)

Note 4: Consolidated administrative and general expenses was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of bad debt provision	69,103
(b) Adjustment of results consolidated from subsidiaries in Hong Kong	50,732
(c) Adjustment of expense cut-off	(3,768)
	116,067
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	(165,627)
(b) Adjustment of reclassification	203,047
	37,420

Note 5: Consolidated net financial charges was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of finance charges of containers under finance lease	54,812
(b) Adjustment of results consolidated from subsidiaries in Hong Kong	2,374
	57,186

Note 6: Consolidated non-operating expenses was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
Consolidation adjustments:	
(a) Adjustment of reclassification	(19,673)

Note 7: Consolidated shares of profits less losses from associated companies was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Reclassification of taxation of profits from associated companies	(2,361)

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

C. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2003 (CONTINUED)

Note 8: Consolidated taxation was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Reclassification of taxation of profits from associated companies	2,361
(b) Adjustment of deferred taxation	(13,549)
(c) Adjustment of income tax of subsidiaries	4,085
(d) Adjustment of results consolidated from subsidiaries in Hong Kong	5,054
	(2,049)

Note 9: Consolidated unrecognised loss on investment was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
Consolidation adjustments:	
(a) Adjustment of reclassification	97

Note 10: Consolidated minority interest was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
Consolidation adjustments:	
(a) Adjustment of recognition of minority interest	3,059

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

D. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2001

	PRC audited accounts	HK GAAP Adjustments Dr (Cr)	Consolidation Adjustments Dr (Cr)	Note	Consolidated Balance per Accountants' Report
	RMB'000	RMB'000	RMB'000		RMB'000
Non-current assets					
Fixed assets	3,883,635	118,031		1	4,001,666
Other non current assets	1,208,902	(1,208,902)		2	-
Deferred tax assets	-	61,991		3	61,991
Investments in associated companies	60,214				60,214
Investment securities	70,600				70,600
Total non-current assets	5,223,351				4,194,471
Current assets					
Bunkers, at cost	142,697	(25,396)		4	117,301
Trade and notes receivables	1,396,819	84,851	(15,804)	5	1,465,866
Prepayments and other receivables	574,352	(532,109)		6	42,243
Deferred expense	108,840	(108,840)		7	-
Bank balances and cash	371,553				371,553
Restricted bank balances	-				-
Total current assets	2,594,261				1,996,963
Current liabilities					
Trade and notes payables	1,485,306	448,666	15,804	8	1,020,836
Accruals and other payables	1,263,694	1,143,563		9	120,131
Advances from customers	160	160		10	-
Welfare payable	38,126	38,126		11	-
Dividend payable	6,076	6,076		12	-
Tax payable	8,971	8,971		13	-
Amount due to ultimate holding company	-	(1,260,633)		14	1,260,633
Short-term bank loans	1,315,080				1,315,080
Long-term bank loans – current portion	145,000				145,000
Finance lease obligations – current portion	437,696	259,668		15	178,028
Total current liabilities	4,700,109				4,039,708
Net current (liabilities)/assets	(2,105,848)				(2,042,745)
Total assets less current liabilities	3,117,503				2,151,726
Representing:					
Shareholders' (deficit)/funds	178,946	385,409			(206,463)
Minority interests	5,617				5,617
Non-current liabilities					
Long-term bank loans	1,160,340				1,160,340
Finance lease obligations	1,772,600	580,368		16	1,192,232
Total non-current liabilities	2,932,940				2,352,572
	3,117,503	-	-		2,151,726

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

D. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2001

Note 1: Consolidated fixed assets was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of containers under finance lease (including the respective depreciation)	(1,024,648)
(b) Adjustment of depreciation of improvement on vessels	(66,223)
(c) Adjustment of reclassification	1,208,902
	118,031

Note 2: Consolidated other non-current assets was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	(1,208,902)

Note 3: Consolidated deferred assets was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of deferred taxation	61,991

Note 4: Consolidated bunkers was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of bunkers consumed but deferred in the balance sheet of the PRC GAAP accounts	(25,396)

Note 5: Consolidated trade and notes receivables was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	152,267
(b) Adjustment of operating costs cut-off	10,737
(c) Adjustment of reclassification	(78,153)
	84,851
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	(15,804)

D. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2001 (CONTINUED)

Note 6: Consolidated prepayment and other receivables was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	(532,109)

Note 7: Consolidated deferred expense was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(60,236)
(b) Adjustment of operating costs cut-off	(37,537)
(c) Adjustment of reclassification	(11,067)
	(108,840)

Note 8: Consolidated trade and notes payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(186,803)
(b) Adjustment of operating costs cut off	(26,842)
(c) Adjustment of reclassification	662,311
	448,666
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	15,804

Note 9: Consolidated accruals and other payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	1,143,563

Note 10: Consolidated advance from customer was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	160

II. CHINA SHIPPING CONTAINER LINES CO., LTD. STATEMENT OF ADJUSTMENTS

D. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2001 (CONTINUED)

Note 11: Consolidated welfare payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	38,126

Note 12: Consolidated dividend payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	6,076

Note 13: Consolidated tax payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(3,826)
(b) Adjustment of reclassification	12,797
	8,971

Note 14: Consolidated amount due to ultimate holding company was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	(1,260,633)

Note 15: Consolidated finance lease obligations-current portion was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of containers under finance lease	259,668

Note 16: Consolidated long term finance lease obligations was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of containers under finance lease	561,439
(b) Adjustment of reclassification	18,929
	580,368

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

E. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2002

	Balances per PRC audited accounts	HK GAAP Adjustments Dr (Cr)	Consolidation Adjustments Dr (Cr)	Note	Consolidated Balance per Accountants' Report
	RMB'000	RMB'000	RMB'000		RMB'000
Non-current assets					
Fixed assets	5,408,300	(5,084)		1	5,403,216
Other non-current assets	1,079,584	(1,079,584)		2	-
Deferred tax assets	-	74,010		3	74,010
Investments in associated companies	61,778				61,778
Investment securities	70,600				70,600
Total non-current assets	6,620,262				5,609,604
Current assets					
Bunkers, at cost	205,588	(34,140)		4	171,448
Trade and notes receivables	1,965,754	127,672	(18,208)	5	2,075,218
Prepayments and other receivables	932,603	(629,681)	(19,186)	6	283,736
Deferred expense	158,867	(158,867)		7	
Bank balances and cash	515,271				515,271
Restricted bank balances	83,000				83,000
Total current assets	3,861,083				3,128,673
Current liabilities					
Trade and notes payables	1,793,038	537,249	37,310	8	1,218,479
Accruals and other payables	2,050,924	1,907,991	84	9	142,849
Advances from customers	96,257	96,257		10	
Welfare payable	47,165	47,165		11	
Tax payable	17,555	17,555		12	
Amount due to ultimate holding company	-	(2,016,849)		13	2,016,849
Short-term bank loans	1,588,580				1,588,580
Long-term bank loans – current portion	26,000				26,000
Finance lease obligations – current portion	535,956	297,803		14	238,153
Total current liabilities	6,155,475				5,230,910
Net current (liabilities)/assets	(2,294,392)				(2,102,237)
Total assets less current liabilities	4,325,870				3,507,367
Representing:					
Shareholders' (deficit)/funds	552,777	353,289			199,488
Minority interests	14,294				14,294
Non-current liabilities					
Long-term bank loans	2,019,814				2,019,814
Finance lease obligations	1,738,985	465,214		15	1,273,771
Total non-current liabilities	3,758,799				3,293,585
	4,325,870	-	-		3,507,367

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

E. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2002 (CONTINUED)

Note 1: Consolidated fixed assets was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of containers under finance lease (including the respective depreciation)	(998,412)
(b) Adjustment of depreciation of improvement on vessels	(86,256)
(c) Adjustment of reclassification	1,079,584
	(5,084)

Note 2: Consolidated non-current assets was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	(1,079,584)

Note 3: Consolidated deferred tax assets was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of deferred taxation	74,010

Note 4: Consolidated bunkers was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of bunkers consumed but deferred in the balance sheet of the PRC GAAP accounts	(34,140)

Note 5: Consolidated trade and notes receivables was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	205,891
(b) Adjustment of operating costs cut-off	21,630
(c) Adjustment of reclassification	(99,849)
	127,672
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	(18,208)

E. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2002 (CONTINUED)

Note 6: Consolidated prepayment and other receivables was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Reversal of foreign exchange differences for 2003 wrongly recorded in the 2002 accounts	13,921
(b) Adjustment of reclassification	(643,602)
	(629,681)
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	(19,186)

Note 7: Consolidated deferred expenses was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(92,043)
(b) Adjustment of operating costs cut-off	(46,652)
(c) Adjustment of reclassification	(20,172)
	(158,867)

Note 8: Consolidated trade and notes payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(109,439)
(b) Adjustment of operating costs cut-off	(54,076)
(c) Adjustment of reclassification	700,764
	537,249
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	37,310

Note 9: Consolidated accruals and other payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	1,907,991
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	84

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

E. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2002 (CONTINUED)

Note 10: Consolidated advance from customers was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	96,257

Note 11: Consolidated welfare payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	47,165

Note 12: Consolidated tax payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(6,173)
(b) Adjustment of reclassification	23,728
	17,555

Note 13: Consolidated amount due to ultimate holding company was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(b) Adjustment of reclassification	(2,016,849)

Note 14: Consolidated finance lease current portion was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(b) Adjustment of containers under finance lease	297,803

Note 15: Consolidated long term finance lease obligations was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of containers under finance lease	460,647
(b) Adjustment of reclassification	4,567
	465,214

II. CHINA SHIPPING CONTAINER LINES CO., LTD. STATEMENT OF ADJUSTMENTS

F. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2003

	Balances per PRC audited accounts	HK GAAP Adjustments Dr (Cr)	Consolidation Adjustments Dr (Cr)	Note	Consolidated Balance per Accountants' Report
	RMB'000	RMB'000	RMB'000		RMB'000
Non-current assets					
Fixed assets	9,109,353	(21,506)		1	9,087,847
Other non-current assets	1,083,926	(1,083,926)		2	
Deferred tax assets	-	87,559		3	87,559
Investments in associated companies	46,343				46,343
Investment securities					-
Total non-current assets	10,239,622				9,221,749
Current assets					
Bunkers, at cost	250,677	(55,636)		4	195,041
Trade and notes receivables	2,644,609	133,956	(417,598)	5	2,360,967
Prepayments and other receivables	1,525,625	(1,160,059)	(143,677)	6	221,889
Deferred expense	120,285	(120,285)		7	
Bank balances and cash	1,484,464				1,484,464
Restricted bank balances					-
Total current assets	6,025,660				4,262,361
Current liabilities					
Trade and notes payables	2,945,074	1,265,797	195,104	8	1,484,173
Accruals and other payables	596,330	(159,920)	366,171	9	390,079
Advances from customers	84,354	84,354		10	
Welfare payable	66,004	66,004		11	
Tax payable	67,608	67,608		12	
Amount due to ultimate holding company	-	(77,459)		13	77,459
Short-term bank loans	1,389,720				1,389,720
Long-term bank loans – current portion	387,515				387,515
Finance lease obligations – current portion	574,412	240,180		14	334,232
Total current liabilities	6,111,017				4,063,178
Net current (liabilities)/assets	(85,357)				199,183
Total assets less current liabilities	10,154,265				9,420,932
Representing:					
Shareholders' equity					
Shareholders' (deficit)/funds	3,836,653	208,278	1,686		3,626,689
Minority interests	39,857		(1,686)	15	41,543
Non-current liabilities					
Long-term bank loans	4,232,772				4,232,772
Finance lease obligations	2,044,983	525,055		16	1,519,928
Total non-current liabilities	6,277,755				5,752,700
	10,154,265	-	-		9,420,932

F. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2003 (CONTINUED)

Note 1: Consolidated fixed assets was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of containers under finance lease (including the respective depreciation)	(1,028,421)
(b) Adjustment of depreciation of improvement on vessels	(77,328)
(c) Adjustment on depreciation per PRC GAAP accounts which has not yet taken into account of the fixed assets impairment	(1,086)
(d) Adjustment of reclassification	1,085,329
	(21,506)

Note 2: Consolidated other non-current assets was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of operating cost cut-off	1,403
(b) Adjustment of reclassification	(1,085,329)
	(1,083,926)

Note 3: Consolidated deferred tax assets was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of deferred taxation	87,559

Note 4: Consolidated bunkers was arrived at after the following HK GAAP and consolidation adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of bunkers consumed but deferred in the balance sheet of the PRC GAAP accounts	(55,636)

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

F. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2003 (CONTINUED)

Note 5: Consolidated trade and notes receivables was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	480,419
(b) Adjustment of bad debt provision	(66,560)
(c) Adjustment of reclassification	(279,903)
	133,956
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	(417,598)

Note 6: Consolidated prepayment and other receivables was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Reverse local adjustment of bad debt provision	(2,543)
(b) Adjustment of capitalizing issuing cost in capital surplus	(4,519)
(c) Adjustment of operating cost cut-off	(18,367)
(d) Adjustment of reclassification	(1,150,274)
(e) Adjustment of expenses over-accrued in a subsidiary	15,644
	(1,160,059)
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	(143,677)

Note 7: Consolidated deferred expense was arrived at after the following HK GAAP adjustments:

	Dr (Cr) RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(107,397)
(b) Adjustment of operating cost cut-off	(2,070)
(c) Adjustment of reclassification	(10,818)
	(120,285)

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

F. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2003 (CONTINUED)

Note 8: Consolidated trade and notes payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(193,752)
(b) Adjustment of operating cost cut-off	18,842
(c) Adjustment of reclassification	1,440,707
	1,265,797
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	195,104

Note 9: Consolidated accruals and other payables was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	(156,776)
(b) Adjustment of income taxation for a subsidiary in Hong Kong	(3,144)
	(159,920)
Consolidation adjustments:	
(a) Elimination of intra-group transactions not yet taken up in the PRC GAAP accounts	366,171

Note 10: Consolidated advance from customers was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	84,354

Note 11: Consolidated welfare payable was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	66,004

II. CHINA SHIPPING CONTAINER LINES CO., LTD.
STATEMENT OF ADJUSTMENTS

F. CONSOLIDATED NET ASSETS AS OF 31ST DECEMBER, 2003 (CONTINUED)

Note 12: Consolidated tax payable was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of revenue recognition under percentage of completion method	(14,413)
(b) Adjustment of reclassification	82,021
	67,608

Note 13: Consolidated amount due to ultimate holding company was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of reclassification	(77,459)

Note 14: Consolidated finance lease obligation current portion was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of containers under finance lease	240,180

Note 15: Consolidated minority interest was arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
Consolidation adjustments:	
(a) Adjustment of recognized of minority interests	(1,686)

Note 16: Consolidated long term finance lease obligations were arrived at after the following HK GAAP adjustments:

	Dr (Cr)
	RMB'000
HK GAAP adjustments:	
(a) Adjustment of containers under finance lease	522,911
(b) Adjustment of reclassification	2,144
	525,055

DATED THE 15TH DAY OF OCTOBER 2003

CHINA SHIPPING (HONG KONG) HOLDINGS CO., LIMITED
中國海運（香港）控股有限公司

as Vendor

and

CHINA SHIPPING CONTAINER LINES COMPANY LIMITED
中海集裝箱運輸有限公司

as Purchaser

****

AGREEMENT

for the sale and purchase of the entire issued share capital of
CHINA SHIPPING CONTAINER LINES (HONG KONG) CO., LIMITED
中海集裝箱運輸（香港）有限公司

****

CLEMENT NG & CO.
Solicitors & Notaries
United 2507, 25/F., COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

Tel: 2877-3488
Fax: 2810-1762
Ref: CN/CM23099/ec

CONTENTS

THIS AGREEMENT is made on the 15th day of October 2003.

BETWEEN :-

1. **CHINA SHIPPING (HONG KONG) HOLDINGS CO., LIMITED** (中國海運（香港）控股有限公司) a company incorporated under the laws of Hong Kong having its registered office at Room 602-5, 6th Floor, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong ("**the Vendor**"); and

2. **CHINA SHIPPING CONTAINER LINES COMPANY LIMITED** (中海集裝箱運輸有限公司) a company incorporated under the laws of the People's Republic of China having its principal place of business at 700 Dong Da Ming Road, Shanghai, China ("**the Purchaser**").

WHEREAS :-

(A) CHINA SHIPPING CONTAINER LINES (HONG KONG) CO., LIMITED (中海集裝箱運輸（香港）有限公司) ("**the Company**") is a company incorporated under the laws of Hong Kong Special Administrative Region of the People's Republic of China ("**Hong Kong**") having its registered office at 69th Floor, The Center, 99 Queen's Road Central, Hong Kong and has an authorised share capital of HK$1,000,000.00 divided into 1,000,000 shares of HK$1.00 each all of which have been issued and are fully paid up and beneficially owned by the Vendor.

(B) The present directors of the Company are Messrs. LI Kelin, WU Zhongxiao and JIA Hongxiang. The Secretary of the Company is ZHU Yimin. The Company has no other directors or secretaries.

(C) The Vendor has agreed to sell the the Purchaser and the Purchaser has agreed to purchase from the Vendor the entire issued share capital of the Company upon the terms and conditions hereinafter set out.

NOW IT IS HEREBY AGREED as follows :-

1. <u>DEFINITIONS AND INTERPRETATION</u>

1.1 In this Agreement, unless otherwise required by context, the following words and expressions shall have the respective meanings set opposite to them :-

"Accounts"	the proforma unaudited profit and loss accounts for the period ended on and the proforma unaudited balance sheet as at the Accounts Date of the Company, the true and complete copies of which are annexed hereto marked Exhibit "A"
"Accounts Date"	30 September 2003
"Completion"	completion of the sale and purchase of the Sale Shares in accordance with the terms of this Agreement
"Completion Date"	the date on which completion of the sale and purchase of the Sale Shares is to take place in accordance with Clause 4
"Dollars" or "$"	Hong Kong Dollars
"Sale Shares"	the 1,000,000 shares in the Company representing the entire issued share capital of the Company beneficially owned by the Vendor

1.2 The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.3 References to Clauses, Schedules and Exhibits are references to Clauses, Schedules and Exhibits of or to this Agreement.

1.4 Words denoting the singular number only shall include the plural and vice versa and references to the masculine gender shall include the feminine gender and neuter gender and vice versa.

1.5 References to persons include any public body and any body of persons, corporate or unincorporate.

1.6 Reference to Ordinances, statutes, legislations or enactments shall be construed as a reference to such Ordinances, statutes, legislations or enactments as may be amended or re-enacted from time to time and for the time being in force.

2. SALE AND PURCHASE

The Vendor as beneficial owner hereby agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Vendor the Sale Shares free from all claims, charges, liens, encumbrances, equities and third party rights and together with all rights attached thereto at Completion and all dividends and distributions declared, paid or made in respect thereof after the date hereof.

3. CONSIDERATION

The consideration for the sale of the Sale Shares as mentioned in Clause 2 shall be $1,000,000.00 payable by the Purchaser to the Vendor on Completion.

4. COMPLETION

4.1 Completion shall take place at such place or time as the parties may mutually agree on or before the 31st day of October 2003 (or such other date as the parties may mutually agree) when the following business will be simultaneously transacted :-

(a) The Purchaser shall deliver to the Vendor:-
   (i) a cashier order for the amount of $1,000,000.00 drawn in favour of the Vendor (or to such party as the Vendor may designate and notified to the Purchaser in writing before Completion); and
   (ii) a copy of Minutes of a Meeting of the Board of Directors of each of the Purchaser approving the entry into and performance of and authorising the execution of this Agreement and any documents contemplated hereby to which it is a party.

(b) The Vendor shall deliver to or to the order of the Purchaser the following:-
   (i) an instrument of transfer in respect of 999,999 Sale Shares duly signed by or on behalf of the Vendor in favour of the Purchaser;
   (ii) a sold note in respect of 999,999 Sale Shares duly signed by or on behalf of the Vendor in favour of the Purchaser;
   (iii) an instrument of transfer in respect of 1 Sale Share duly signed by WU Zhongxiao in favour of LI Xiaobing;
   (iv) a sold note in respect of 1 Sale Share duly signed by WU Zhongxiao in favour of LI Xiaobing;
   (v) original share certificates in respect of the Sale Shares;

(vi) the Certificate of Incorporation or other similar incorporation documents, Business Registration Certificate (if any) and common seal or corporate seal (as the case may be) of the Company and all copies of Memorandum and Articles of Association or other similar constitutional documents of the Company in the possession or control of the Vendor;

(vii) the statutory books of the Company duly made up to date;

(viii) all the Company's insurance policies current at Completion, their accounting books and records, cheque books and chops and title deeds and all contracts in writing to which the Company is a party and which are current at Completion and in the possession or control of the Vendor;

(ix) Letter of Resignation duly signed by WU Zhongxiao resigning as a Director of the Company;

(x) a copy of the Minutes of a Meeting of the Board of Directors of the Vendor approving the entry into and performance of and authorising the execution of this Agreement and any documents contemplated hereby to which it is a party certified as a true and complete copy of its original by a director of the Vendor.

(c) The Vendor and the Purchaser will cause a resolution of the Directors of the Company to be passed to :-

(i) register (subject to due presentation of the share certificate in respect of the Sale Shares) the transfer of 999,999 Sale Shares referred to above and to issue a new certificate in respect of 999,999 Sale Shares in the name of the Purchaser;

(ii) register (subject to due presentation of the share certificate in respect of the Sale Share) the transfer of 1 Sale Share referred to above and to issue a new certificate in respect of 1 Sale Share in the name of LI Xiaobing;

(iii) approve the resignation of WU Zhongxiao as a Director of the Company and the appointment of LI Xiaobing as a new Director of the Company; and

(iv) (if necessary) amend all banking authorisation, instructions and mandates of the Company in such manner as the Purchaser may require by notice in writing to the Vendor prior to the Completion Date.

4.2 The transactions described in Clause 4.1 shall take place at the same time so that if one party defaults in the performance of any such transactions the other party shall not be

obliged to complete the sale and purchase aforesaid (without prejudice to any further remedies which may be available to such other party).

5. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

As the Purchaser and the Vendor are related companies, the Vendor is not required to give any representations, warranties or undertakings to the Purchaser regarding the corporate status; share structure and shareholdings; business activities; financial statements; assets; corporate records; directors, staff and employees; disputes, claims and litigation; insurance and/or the state and other affairs of the Company or any of its subsidiaries which are hereby expressed waived by the Purchaser EXCEPT that the Vendor hereby represents warrants to and undertake with the Purchaser that as of the date of this Agreement and until the Completion Date, the Vendor is or will be beneficial owner of the Sale Shares fore from all liens, charges, pledges, options, contracts, pre-emption rights, third party rights and equities and encumbrances of whatever nature and the same are freely transferable by the Vendor to the Purchaser without the consent, approval, peruse, licence or concurrence of any third party subject only to the approval of the Board of Directors of the Company to approve and register such transfer.

6. SEVERABILITY

If any term or provisions of this Agreement shall become invalid, illegal, unenforceable or incapable of performance for any reason whatsoever, such term of provision shall be divisible from this Agreement and shall be deemed to be deleted from this Agreement and the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired provided that if such deletion materially affects or alters the commercial basis of this Agreement, the parties shall negotiate in good faith to amend and modify the terms and provisions of this Agreement as may be necessary or desirable in the circumstances.

7. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the parties in connection with the subject-matter of this Agreement and supersedes all previous proposals, representations, warranties, agreements or undertakings relating thereto whether oral, written or otherwise and neither party has relied on any such proposals, representations, warranties, agreements or undertakings.

8. TIME OF THE ESSENCE

8.1 Time shall be of the essence of this Agreement.

8.2 No time or indulgence given by one party to the other shall be deemed or in any way be construed as a waiver of any of its rights and remedies hereunder save only to the extent of the extent of the time or indulgence given.

9. ASSIGNMENT

This Agreement shall be binding on and shall enure for the benefit of the successors and assigns of the parties hereto.

10. NOTICES AND OTHER COMMUNICATION

10.1 Any notice or other communication to be given under this Agreement shall be in writing and must contain sufficient reference and/or particulars to render it readily identifiable with the subject-matter of this Agreement. Any such notice or communication shall be sent by letter, facsimile or e-mail to the parties hereto at the following addresses:-

Vendor: CHINA SHIPPING (HONG KONG) HOLDINGS CO., LIMITED
Room 602-5, 6th Floor,
China Insurance Group Building,
141 Des Voeux Road Central,
Hong Kong.

Telephone: 852-2815-0338

Facsimile: 852-2858-1266

Attention: WU Zhongxiao

Purchaser: CHINA SHIPPING CONTAINER LINES COMPANY LIMITED
700 Dong Da Ming Road,
Shanghai,
China.

Telephone: 86-21-6596-6666

Facsimile: 86-21-6596-6498

Attention: YE Yumang

10.2 Any notice or communication if given by facsimile or e-mail shall be deemed to have been received at the time of despatch, and if sent by letter by means of registered post (or, if sent to an address outside of Hong Kong, so sent by registered air-mail) shall be deemed to have been received 3 business days after the date of despatch.

11. COSTS AND EXPENSES

11.1 Each party shall bear its own legal and professional fees, costs and expenses incurred in the negotiation, preparation, execution, implementation and Completion of this Agreement and any other documents required under this Agreement.

11.2 All stamp duty payable in respect of the instruments of transfer and bought and sold notes in respect of the Sale Shares shall be borne by the Vendor and the Purchaser in equal shares.

12. FURTHER ASSURANCE

Each party hereby undertakes to the other that it will do all such things and execute all such documents as may be necessary or desirable to carry into effect or to give legal effect to the provisions of this Agreement and the transactions hereby contemplated.

13. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto agree to submit to the non-exclusive jurisdiction of its courts.

IN WITNESS whereof the parties hereto have executed this Agreement the day and year first above written.

SIGNED for and on behalf of)
CHINA SHIPPING (HONG KONG))
HOLDINGS CO., LIMITED)
by WU Zhong Xiao, a Director)
)
Witness by :)

Clement W. K. Ng
Solicitor,
Hong Kong, SAR

CHINA SHIPPING (HONG KONG) HOLDINGS CO., LIMITED 中國海運(香港)控股有限公司

SIGNED for and on behalf of)
CHINA SHIPPING CONTAINER)
LINES COMPANY LIMITED,)
SHANGHAI, CHINA)
by LI XIAOBING, AUTHORISED)
REPRESENTATIVE)
Witness by :)

Clement W. K. Ng
Solicitor,
Hong Kong, SAR

境外资产负债表

2003年 9月30日

中海财外01表

单位：港币

编制单位：中海集装箱运输(香港)有限公司

资产	行次	期初数	期末数	负债及股东权益	行次	期初数	期末数
流动资产：				流动负债：			
货币资金	1	5,984,397.84	8,778,857.85	短期借款	32		
短期投资	2			应付票据	33		18,798,598.04
应收票据	3			应付账款	34		57,735,128.38
应收账款	4		19,697,930.63	预收账款	35	10,275,091.71	822,952.75
减：坏帐准备	5	0.00	0.00	其他应付款	36		
应收账款净额	6	0.00	19,697,930.63	应付工资	37		
预付账款	7	9,891,591.70	7,117,895.06	应付福利费	38		
其他应收款	8	1,018,585.39		未交税金	39		
存货	9			其他未交款	40		3,513,230.00
待摊费用	10			预提费用	41		
待处理流动资产净损失	11		64,680,868.86	其中：修理费	42		
集团内部往来	12			借款利息	43		10,772,323.97
其他流动资产	13			集团内部往来	44		
流动资产合计	14	16,614,374.93	100,275,551.60	其他流动负债	45		
长期投资：				未付利润(应付股利)	46		
股票投资	15			应付上级单位款	47		
债券投资	16		3,900.00	流动负债合计	48	10,275,091.71	91,434,842.74
其他投资	17			长期负债：			
合并价差	18			长期借款	49		
长期投资合计	19	0.00	3,900.00	应付债券	50		
固定资产：				长期应付款	51		
固定资产原价	20		10,903,740.90	其他长期负债	52		
减：累计折旧	21		3,432,466.08	长期负债合计	53		
固定资产净值	22	0.00	7,471,274.82	递延税项：			
固定资产清理	23			递延税项贷项	54		
在建工程	24			股东权益：			
待处理固定资产净损失	25			实收资本(股本)	55	1,000,000.00	1,000,000.00
固定资产合计	26			其中：中方	56		
无形资产及递延资产：				资本公积	57		
无形资产	27			盈余公积	58		
递延资产	28			加：上年度利润调整	59		5,330,283.22
其他长期资产：				未分配利润	60	5,339,283.22	9,976,800.56
其他长期资产	29			本年利润	61		
递延税项：				外币报表折算差额	62		
递延税项借项	30			股东权益合计	63	6,339,283.22	16,318,883.78
资产总计	31	16,614,374.93	107,750,726.52	负债及股东权益总计	64	16,614,374.93	107,750,728.52

编制人：张明

境 外 公 司 损 益 表

2003年 9月30日

中海财外02表

单位 ：港币

编制单位 ：中海集装箱运输(香港)有限公司

项 目	行 次	本 月 数	累 计 数
一、主营业务收入	1	6,907,149.06	49,731,790.18
减 ：营业成本	2		
营业税金及附加	3		
二、主营业务利润	4	6,907,149.06	49,731,790.18
加 ：其他业务利润	5		
减 ：管理费用	6	5,777,896.01	40,079,592.08
财务费用	7	-114,136.74	-324,602.46
三、营业利润	8	1,243,389.79	9,976,800.56
加 ：投资收益	9		
补贴收入	10		
营业外收入	11		
减 ：营业外支出	12		
加 ：以前年度损益调整	13		
四、利润总额	14	1,243,389.79	9,976,800.56

编制人：张明

DATED THE 15th DAY OF OCTOBER 2003

CHINA SHIPPING (HONG KONG) HOLDINGS CO., LIMITED
中國海運（香港）控股有限公司

as Vendor

and

CHINA SHIPPING CONTAINER LINES COMPANY LIMITED
中海集裝箱運輸有限公司

as Purchaser

****

A G R E E M E N T

for the sale and purchase of the entire issued share capital of
CHINA SHIPPING CONTAINER LINES (ASIA) CO., LIMITED
中海集裝箱運輸（亞洲）有限公司

****

CLEMENT NG & CO.
Solicitors & Notaries
United 2507, 25/F., COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

Tel: 2877-3488
Fax: 2810-1762
Ref: CN/CM23099/ec

CONTENTS

THIS AGREEMENT is made on the 15th day of October 2003.

BETWEEN :-

1. **CHINA SHIPPING (HONG KONG) HOLDINGS CO., LIMITED** (中國海運（香港）控股有限公司) a company incorporated under the laws of Hong Kong having its registered office at Room 602-5, 6th Floor, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong ("**the Vendor**"); and

2. **CHINA SHIPPING CONTAINER LINES COMPANY LIMITED** (中海集裝箱運輸有限公司) a company incorporated under the laws of the People's Republic of China having its principal place of business at 700 Dong Da Ming Road, Shanghai, China ("**the Purchaser**").

WHEREAS :-

(A) CHINA SHIPPING CONTAINER LINES (ASIA) CO. LTD. (中海集裝箱運輸（亞洲）有限公司) ("**the Company**") is a company incorporated under the laws of the British Virgin Islands having its registered office at the offices of Euro-American Trust and Management Services Limited, P.O. Box 3161, Road Town, Tortola, British Virgin Islands and has an authorised share capital of US$50,000.00 divided into 50,000 shares of US$1.00 each all of which have been issued and are fully paid up and beneficially owned by the Vendor.

(B) The present directors of the Company are Messrs. LI Kelin, WU Zhongxiao and JIA Hongxiang. The Company has no other directors.

(C) The Vendor has agreed to sell the the Purchaser and the Purchaser has agreed to purchase from the Vendor the entire issued share capital of the Company upon the terms and conditions hereinafter set out.

NOW IT IS HEREBY AGREED as follows :-

1. <u>DEFINITIONS AND INTERPRETATION</u>

1.1 In this Agreement, unless otherwise required by context, the following words and expressions shall have the respective meanings set opposite to them :-

"Accounts"	the proforma unaudited profit and loss accounts for the period ended on and the proforma unaudited balance sheet as at the Accounts Date of the Company, the true and complete copies of which are annexed hereto marked Exhibit "A"
"Accounts Date"	30 September 2003
"Completion"	completion of the sale and purchase of the Sale Shares in accordance with the terms of this Agreement
"Completion Date"	the date on which completion of the sale and purchase of the Sale Shares is to take place in accordance with Clause 4
"Dollars" or "$"	United States Dollars
"Sale Shares"	the 50,000 shares in the Company representing the entire issued share capital of the Company beneficially owned by the Vendor

1.2 The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.3 References to Clauses, Schedules and Exhibits are references to Clauses, Schedules and Exhibits of or to this Agreement.

1.4 Words denoting the singular number only shall include the plural and vice versa and references to the masculine gender shall include the feminine gender and neuter gender and vice versa.

1.5 References to persons include any public body and any body of persons, corporate or unincorporate.

1.6 Reference to Ordinances, statutes, legislations or enactments shall be construed as a reference to such Ordinances, statutes, legislations or enactments as may be amended or re-enacted from time to time and for the time being in force.

2. SALE AND PURCHASE

The Vendor as beneficial owner hereby agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Vendor the Sale Shares free from all claims, charges, liens, encumbrances, equities and third party rights and together with all rights attached thereto at Completion and all dividends and distributions declared, paid or made in respect thereof after the date hereof.

3. CONSIDERATION

The consideration for the sale of the Sale Shares as mentioned in Clause 2 shall be $50,000.00 payable by the Purchaser to the Vendor on Completion.

4. COMPLETION

4.1 Completion shall take place at such place or time as the parties may mutually agree on or before the 31st day of October 2003 (or such other date as the parties may mutually agree) when the following business will be simultaneously transacted :-

(a) The Purchaser shall deliver to the Vendor:-

(i) a banker's draft for the amount of $50,000.00 drawn in favour of the Vendor (or to such party as the Vendor may designate and notified to the Purchaser in writing before Completion); and

(ii) a copy of Minutes of a Meeting of the Board of Directors of each of the Purchaser approving the entry into and performance of and authorising the execution of this Agreement and any documents contemplated hereby to which it is a party.

(b) The Vendor shall deliver to or to the order of the Purchaser the following:-

(i) an instrument of transfer in respect of thirty thousand (30,000) Sale Shares duly signed by Mr. WU Zhongxiao in favour of the Purchaser;

(ii) an instrument of transfer in respect of twenty thousand (20,000) Sale Shares duly signed by Mr. LI Xiaobing in favour of the Purchaser;

(iii) original share certificates in respect of the Sale Shares;

(iv) the Certificate of Incorporation or other similar incorporation documents, Business Registration Certificate (if any) and common seal or corporate seal (as the case may be) of the Company and all copies of Memorandum and Articles of Association or other similar constitutional documents of the Company in the possession or control of the Vendor;

(v) the statutory books of the Company duly made up to date;

(vi) all the Company's insurance policies current at Completion, their accounting books and records, cheque books and chops and title deeds and all contracts in writing to which the Company is a party and which are current at Completion and in the possession or control of the Vendor;

(vii) Letter of Resignation duly signed by WU Zhongxiao resigning as a Director of the Company;

(viii) a copy of the Minutes of a Meeting of the Board of Directors of the Vendor approving the entry into and performance of and authorising the execution of this Agreement and any documents contemplated hereby to which it is a party certified as a true and complete copy of its original by a director of the Vendor.

(c) The Vendor and the Purchaser will cause a resolution of the Directors of the Company to be passed to :-

(i) register (subject to due presentation of the share certificate in respect of the Sale Shares) the transfer of 30,000 Sale Shares referred to above and to issue a new certificate in respect of 30,000 Sale Shares in the name of the Purchaser;

(ii) register (subject to due presentation of the share certificate in respect of the Sale Shares) the transfer of 20,000 Sale Shares referred to above and to issue a new certificate in respect of 20,000 Sale Shares in the name of the Purchaser;

(iii) approve the resignation of WU Zhongxiao as a Director of the Company and the appointment of LI Xiaobing as a new Director of the Company; and

(iv) (if necessary) amend all banking authorisation, instructions and mandates of the Company in such manner as the Purchaser may require by notice in writing to the Vendor prior to the Completion Date.

4.2 The transactions described in Clause 4.1 shall take place at the same time so that if one party defaults in the performance of any such transactions the other party shall not be obliged to complete the sale and purchase aforesaid (without prejudice to any further remedies which may be available to such other party).

5. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

As the Purchaser and the Vendor are related companies, the Vendor is not required to give any representations, warranties or undertakings to the Purchaser regarding the corporate status; share structure and shareholdings; business activities; financial statements; assets; corporate records; directors, staff and employees; disputes, claims and litigation; insurance and/or the state and other affairs of the Company or any of its subsidiaries which are hereby expressed waived by the Purchaser EXCEPT that the Vendor hereby represents warrants to and undertake with the Purchaser that as of the date of this Agreement and until the Completion Date, the Vendor is or will be beneficial owner of the Sale Shares fore from all liens, charges, pledges, options, contracts, pre-emption rights, third party rights and equities and encumbrances of whatever nature and the same are freely transferable by the Vendor to the Purchaser without the consent, approval, peruse, licence or concurrence of any third party subject only to the approval of the Board of Directors of the Company to approve and register such transfer.

6. SEVERABILITY

If any term or provisions of this Agreement shall become invalid, illegal, unenforceable or incapable of performance for any reason whatsoever, such term of provision shall be divisible from this Agreement and shall be deemed to be deleted from this Agreement and the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired provided that if such deletion materially affects or alters the commercial basis of this Agreement, the parties shall negotiate in good faith to amend and modify the terms and provisions of this Agreement as may be necessary or desirable in the circumstances.

7. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the parties in connection with the subject-matter of this Agreement and supersedes all previous proposals, representations, warranties, agreements or undertakings relating thereto whether oral, written or otherwise and neither party has relied on any such proposals, representations, warranties, agreements or undertakings.

8. TIME OF THE ESSENCE

8.1 Time shall be of the essence of this Agreement.

8.2 No time or indulgence given by one party to the other shall be deemed or in any way be construed as a waiver of any of its rights and remedies hereunder save only to the extent of the extent of the time or indulgence given.

9. ASSIGNMENT

This Agreement shall be binding on and shall enure for the benefit of the successors and assigns of the parties hereto.

10. NOTICES AND OTHER COMMUNICATION

10.1 Any notice or other communication to be given under this Agreement shall be in writing and must contain sufficient reference and/or particulars to render it readily identifiable with the subject-matter of this Agreement. Any such notice or communication shall be sent by letter, facsimile or e-mail to the parties hereto at the following addresses:-

Vendor: CHINA SHIPPING (HONG KONG) HOLDINGS CO., LIMITED
Room 602-5, 6th Floor,
China Insurance Group Building,
141 Des Voeux Road Central,
Hong Kong.

Telephone: 852-2815-0338
Facsimile: 852-2858-1266
Attention: WU Zhongxiao

Purchaser: CHINA SHIPPING CONTAINER LINES COMPANY LIMITED
700 Dong Da Ming Road,
Shanghai,
China.
Telephone: 86-21-6596-6666
Facsimile: 86-21-6596-6498
Attention: YE Yumang

10.2 Any notice or communication if given by facsimile or e-mail shall be deemed to have been received at the time of despatch, and if sent by letter by means of registered post (or, if sent to an address outside of Hong Kong, so sent by registered air-mail) shall be deemed to have been received 3 business days after the date of despatch.

11. COSTS AND EXPENSES

11.1 Each party shall bear its own legal and professional fees, costs and expenses incurred in the negotiation, preparation, execution, implementation and Completion of this Agreement and any other documents required under this Agreement.

11.2 All stamp duty payable in respect of the instruments of transfer and bought and sold notes in respect of the Sale Shares shall be borne by the Vendor and the Purchaser in equal shares.

12. FURTHER ASSURANCE

Each party hereby undertakes to the other that it will do all such things and execute all such documents as may be necessary or desirable to carry into effect or to give legal effect to the provisions of this Agreement and the transactions hereby contemplated.

13. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto agree to submit to the non-exclusive jurisdiction of its courts.

IN WITNESS whereof the parties hereto have executed this Agreement the day and year first above written.

SIGNED for and on behalf of)
CHINA SHIPPING (HONG KONG))
HOLDINGS CO., LIMITED)
by WU Zhongxiao, a Director)
)
Witness by :)

[signature]

Clement W. K. Ng
Solicitor,
Hong Kong, SAR
in Shekou, China

SIGNED for and on behalf of)
CHINA SHIPPING CONTAINER)
LINES COMPANY LIMITED,)
SHANGHAI, CHINA)
by LI XINGBING, AUTHORISED)
REPRESENTATIVE)
Witness by :)

Clement W. K. Ng
Solicitor,
Hong Kong, SAR
IN SHENZHEN, CHINA

資產負債表

(2003 年 09 月 30 日)

中期財01表

單位：美元

編制單位：中海集裝箱運輸(亞洲)有限公司

資 產	行次	期初數	期末數	負債及所有者權益	行次	期初數	期末數
流動資產：				流動負債：			
貨幣資金	1	-	1,589,582.41	短期借款	32	-	-
短期投資	2	-	-	應付票據	33	-	-
應收票據	3	-	-	應付帳款	34	-	2,743,789.51
應收帳款	4	-	2,879,243.24	預收帳款	35	-	6,060,926.49
減：壞帳準備	5	-	-	其他應付款	36	-	1,391,734.00
應收帳款淨額	6	-	2,879,243.24	應付工資	37	-	-
預付帳款	7	-	3,379,640.98	應付福利費	38	-	-
其他應收款	8	-	-	未交稅金	39		
存貨	9			其他未交款	40		
待攤費用	10		-	預提費用	41		
待處理流動資產淨損失	11		-	其中：修理費	42		
集團內部往來	12	-	2,449,019.00	借款利息	43	-	-
其他流動資產	13	-	-	集團內部往來	44	-	8,200,000.00
流動資產合計	14	-	10,297,495.83	其他流動負債	45		
長期投資：				未付利潤(應付股利)	46		
股票投資	15			應付上級單位款	47		
債券投資	16		-	流動負債合計	48	-	18,386,452.00
其他投資	17		49,700.00	長期負債：			
合併價差	18		-	長期借款	49	-	51,180,000.00
長期投資合計	19	-	49,700.00	應付債券	50		
固定資產：				長期應付款	51		
固定資產原價	20	-	-	其他長期負債	52		
減：累計折舊	21	-	-	長期負債合計	53		51,180,000.00
固定資產淨值	22	-	-	遞延稅項：			
固定資產清理	23	-	-	遞延稅項貸款	54		
在建工程	24	-	68,001,000.00	股東權益：			
待處理固定資產淨損失	25	-	-	實收資本(股本)	55	-	50,000.00
固定資產合計	26	-	66,081,000.00	其中：中方	56		
無形資產及遞延資產：				資本公積	57		
無形資產	27			盈餘公積	58		
遞延資產	28			其中：公益金	59		
其他長期資產：				未分配利潤	60	-	-
其他長期資產	29			本年利潤	61	-	6,801,743.63
遞延稅項：				外幣報表折算差額	62		
遞延稅項借款	30			股東權益合計	63	-	6,851,743.63
資產總計	31	-	76,348,195.63	負債及股東權益總計	64	-	76,348,195.63

制表人：歐耀匯　　審核：張明

損 益 表

(2003 年 09 月 30 日)

中海財02表

單位：美元

編制單位: 中海集裝箱運輸(亞洲)有限公司

項目	行次	金額	
		本月數	本年累計數
一、主營業務(銷售)收入	1	14,686,727.43	64,784,920.41
減：營業(銷售)成本	2	12,628,052.25	57,363,594.27
營業(銷售)稅金及附加	3	-	-
二、主營業務(銷售)利潤	4	2,058,675.18	7,421,326.14
加：其他業務利潤	5	(1,330,144.00)	112,474.00
減：管理費用	6	20,036.86	36,211.75
財務費用	7	684,296.64	695,844.76
三、營業利潤	8	24,197.68	6,801,743.63
加：投資收益	9		
補貼收入	10		
營業外收入	11		
減：營業外支出	12		
加：以前年度損益調整	13		-
四、利潤總額	14	24,197.68	6,801,743.63
減：所得稅	15		
五、淨利潤	16		

制表人：歐穗鉅

審核：張明

RECEIVED
2004 DEC 28 P 3:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

20

转让协议书

中国海运（集团）总公司和中海集装箱运输有限公司本着平等互惠的原则，经多次协商，于2003年10月20日在上海达成如下协议：同意将中海集装箱运输有限公司原持有的大连中海集装箱储运有限公司10%的股份，以人民币80万元转让给中国海运（集团）总公司。

协议双方签章：

中国海运（集团）总公司

中海集装箱运输有限公司

二00三年十月二十日

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co.,Ltd. reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co.,Ltd. assigns the 10% of the stock of Dalian China Shipping Container Storage&Transport Co., Ltd. originally held by it to China Shipping (Group) Corporation at 800,000 yuan RMB.

Signatures and seals of both parties:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd.
(and seal)

October 20, 2003

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

RECEIVED
2004 DEC 28 P 3:3
FFICE OF INTERNATI
CORPORATE FIN

转让协议书

中国海运（集团）总公司和中海集装箱运输有限公司本着平等互惠的原则，经多次协商，于 2003 年 10 月 20 日在上海达成如下协议：同意将中海集装箱运输有限公司原持有的中海环球空运有限公司 12.5%的股份，以人民币 1000 万元转让给中国海运（集团）总公司。

协议双方签章：

中国海运（集团）总公司

中海集装箱运输有限公司

二00三年十月二十日

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co., Ltd reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co., Ltd assigns the 12.5% of the stock of China Shipping Global Air Freight Co., Ltd. originally held by China Shipping Container Lines Co., Ltd to China Shipping (Group) Corporation at 10 million yuan RMB.

Signatures and seals of both parties to the agreement:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd
(and seal)

October 20, 2003

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

转让协议书

中国海运（集团）总公司和中海集装箱运输有限公司本着平等互惠的原则，经多次协商，于2003年10月20日在上海达成如下协议：同意将中海集装箱运输有限公司原持有的青岛新东方集装箱储运有限公司20%的股份，以人民币200万元转让给中国海运（集团）总公司。

协议双方签章：

中国海运（集团）总公司

中海集装箱运输有限公司

二00三年十月二十日

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co., Ltd reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co., Ltd assigns the 20% of the stock of Qingdao New Oriental Container Storage&Transport Co., Ltd. originally held by China Shipping Container Lines Co., Ltd to China Shipping (Group) Corporation at 2 million yuan RMB.

Signatures and seals of both parties to the agreement:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd
(and seal)

October 20, 2003

RECEIVED
2004 DEC 28 P 3:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

转让协议书

中国海运（集团）总公司和中海集装箱运输有限公司本着平等互惠的原则，经多次协商，于 2003 年 10 月 20 日在上海达成如下协议：同意将中海集装箱运输有限公司原持有的上海中海仓储运输有限公司 21.74%的股份，以人民币 1000 万元转让给中国海运（集团）总公司。

协议双方签章：

中国海运（集团）总公司

中海集装箱运输有限公司

二 00 三年十月二十日

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co., Ltd reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co., Ltd assigns the 21.74% of the stock of Shanghai China Shipping Storage&Transport Co., Ltd. originally held by China Shipping Container Lines Co., Ltd to China Shipping (Group) Corporation at 10 million yuan RMB.

Signatures and seals of both parties to the agreement:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd
(and seal)

October 20, 2003

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章

转让协议书

中国海运（集团）总公司和中海集装箱运输有限公司本着平等互惠的原则，经多次协商，于2003年10月20日在上海达成如下协议：同意将中海集装箱运输有限公司原持有的中海码头发展有限公司4%的股份，以人民币4000万元转让给中国海运（集团）总公司。

协议双方签章：

中国海运（集团）总公司

中海集装箱运输有限公司

二00三年十月二十日

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co., Ltd reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co., Ltd assigns the 4% of the stock of China Shipping Harbor Development Co., Ltd. originally held by China Shipping Container Lines Co., Ltd to China Shipping (Group) Corporation at 40 million yuan RMB.

Signatures and seals of both parties to the agreement:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd
(and seal)

October 20, 2003

转让协议书

中国海运（集团）总公司和中海集装箱运输有限公司本着平等互惠的原则，经多次协商，于 2003 年 10 月 20 日在上海达成如下协议：同意将中海集装箱运输有限公司原持有的中海集团物流有限公司 3.96%的股份，以人民币 1980 万元转让给中国海运（集团）总公司。

协议双方签章：

中国海运（集团）总公司

中海集装箱运输有限公司

二00三年十月二十日

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co., Ltd reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co., Ltd assigns the 3.96% of the stock of China Shipping Group Logistics Co., Ltd. originally held by China Shipping Container Lines Co., Ltd to China Shipping (Group) Corporation at 19.8 million yuan RMB.

Signatures and seals of both parties to the agreement:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd
(and seal)

October 20, 2003

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

商标使用许可合同备案申请书

许可人名称：中国海运（集团）总公司
地址：上海市东大名路700号
邮政编码：200080
电话(含地区号)：021-65967738
国籍：中国
是否再许可：否

被许可人名称：中海集装箱运输股份有限公司
地址：上海市浦东新区福山路450号A、B、C、D室
邮政编码：200122
电话(含地区号)：021-65966025
国籍：中国

代理组织名称：
许可使用合同生效日期：2004-04-26
许可使用合同终止日期：2009-01-20
商标注册号：第1193929号
类别：39
商品/服务项目：与注册证相同

许可申请人章戳（签字）：

代理组织章戳：
代理人签字：

注：1、许可使用合同另附。
2、未委托代理的，不需填写代理项目。
3、收费标准：商标使用许可合同备案费300元。
4、马德里国际注册商标，应在注册号前加字母"G"以示区分。
5、共有商标许可，需由代表人提出申请，并视为已经得到其他共有人的授权。
6、再许可人提出备案申请的，应将所有关情况填写在许可人相应栏目，并在是否再许可栏目中注明。

商标使用许可合同

（示范文本）

合同编号：

签订地点：

商标使用许可人（甲方） 中国海运（集团）总公司

商标使用被许可人（乙方）中海集装箱运输股份有限公司

根据《中华人民共和国商标法》第二十六条和《商标法实施细则》第三十五条规定，甲、乙双方遵循自愿和诚实信用的原则，经协商一致，签定本商标使用许可合同。

一、甲方将已注册的使用在39类 与注册证相同 商品上的第1193929号 图形 商标，许可乙方使用在39类与注册证相同 商品上。商标标识：（见附后的商标注册证复印件）

二、许可使用的期限自2004年4月26日起至2009年1月20日止。合同期满，如需延长使用时间，由甲、乙双方另行续订商标使用许可合同。

三、甲方有权监督乙方使用注册商标的质量，乙方应当保证使用该注册商标的商品质量。具体措施为： 甲方定期监督乙方对商标的使用情况

四、乙方必须在使用该注册商标的商品上标明自己的企业名称和商品产地。

五、乙方不得任意改变甲方注册商标的文字、图形或者其他组合，并不得超越许可的商品范围使用甲方的注册商标。

六、未经甲方授权，乙方不得以任何形式和理由将甲方注册商标许可第三方使用。

七、注册商标标识的提供方式：甲方提供

八、许可使用费及支付方式：无偿使用

九、本合同提前终止时，甲、乙双方应当分别自终止之日起一个月内书面通知商标局及其各自所在地县级工商行政管理机关。

十、违约责任：由违约方承担责任

十一、纠纷解决方式：协商

十二、其他事宜：2004 年 4 月 26 日以前中海集装箱运输股份有限公司使用本商标，已得到中国海运（集团）总公司许可；2009 年 1 月 20 日以后中国海运（集团）总公司商标注册得到延展或商标重新注册中海集装箱运输有限公司有权再延展或重新注册有效期间继续无偿使用。

本合同一式六份，自签订之日起三个月内，由甲、乙双方分别将合同副本交送所在地县级工商行政管理机关存查，并由甲方报送商标局备案。

商标使用许可人（甲方）	商标使用被许可人（乙方）
（签章）	（签章）
法定代表人	法定代表人
地址 上海市东大名路 700 号	地址 上海市浦东新区福山路 450 号 A、B、C、D 室
邮编 200080	邮编 200122

2004 年 4 月 26 日

商标注册证

第1193929号

商　　标

注　册　人　中国海运（集团）总公司

注册人地址　上海市东大名路700号

核定服务项目　第 39 类

运输；货运经纪；航行安排；旅客运送；救护（运输）；货运；卸货；废料的运输；运输信息；运输预定

注册有效期限　自公元 1998 年 [illegible]月 21日至 [illegible] 年 [illegible]月 20日止

局长签发

Trademark License Contract
(Exemplary Version)

Contract No.:
Signed in:

Trademark Licensor (Party A) **China Shipping (Group) Corporation**
Trademark Licensee (Party B) **China Shipping Container Lines Co., Ltd.**

In the principle of free will and good faith and with consensus reached through consultation, both parties hereby conclude the trademark license contract in accordance with Article 26 of the "Trademark law of the People's Republic of China" and Article 35 of the "*Detailed Stipulations Regarding Implementation of the Trademark Law*").

1. Party A licenses its registered Pattern No. 1193929 used on the same commodities as stated in the registration certificate in Category 39 for use on the same commodities as stated in the Registration Certificate in Category 39. Representation of the trademark: (see the photocopy of the certificate of registration attached below)

2. The license period is from April 26, 2004 to January 20, 2009. Upon expiration of the contract, if the license period need to be extended, Party A and Party B will renew the trademark license contract.

3. Party A is entitled to supervise over the quality of Party B's use of the registered trademark, and Party B shall guarantee the quality of the commodities using such registered trademark. The specific measure: Party A will make regular supervision over Party B's use of the trademark.

4. Party B shall mark the commodities using such registered trademark with the name of its own enterprise and places of origin of the commodities.

5. Party B shall not change the text, pattern or other combination of the registered trademark of Party A at will, or use Party A's trademark beyond the permitted range of commodities.

6. Without authorization from Party A, Party B shall not license Party A' s registered trademark to a third party for use in any form or with any reason.

7. Provision of the representation of the registered trademark: provided by Party A.

8. License fee and payment form: free use.

9. Upon termination of this contract, Party A and Party B shall within one month after the date of termination, notify in writing respectively the trademark office as well as the county level industrial and commercial administration of their respective locations.

10. Breach of contract: The defaulting party shall assume the liabilities.

11. Settlement of disputes: through consultation.

12. Other matters: China Shipping Container Lines Co., Ltd. was licensed by China Shipping (Group) Corporation to the use of the trademark before April 26, 2004. After January 20, 2009, if China Shipping (Group) Corporation renews the trademark registration or has the trademark registered again, China Shipping Container Lines Co., Ltd. is entitled to free use during the validity period of the renewal or re-registration.

This contract is prepared in 6 original copies. Within three months after the signing date, Party A and Party B shall deliver a contract duplicate respectively to the county level industrial and commercial administration of their respective locations for record purpose, and Party A shall submit it to the trademark office for filing.

Trademark Licensor (Party A)
China Shipping (Group) Corp.
(Seal)

Legal representative
(Signature)

Address: 700 Dongdaming Road
Shanghai

Zip code: 200080

Trademark Licensee (Party B)
China Shipping Container Lines Co., Ltd.
(Seal)

Legal representative
(Signature)

Address: Suites A, B, C and D, 450
Fushan Road, Pudong New Area
Shanghai

Zip code: 200122

On April 26, 2004

商标使用许可合同备案申请书

许可人名称：中国海运（集团）总公司
地址：上海市东大名路700号
邮政编码：200080
电话(含地区号)：021-65967738
国籍：中国
是否再许可：否

被许可人名称：中海集装箱运输股份有限公司
地址：上海市浦东新区福山路450号A、B、C、D室
邮政编码：200122
电话(含地区号)：021-65966025
国籍：中国

代理组织名称：
许可使用合同生效日期：2004-04-26
许可使用合同终止日期：2009-01-20
商标注册号：第1241894号
类别：39
商品/服务项目：与注册证相同

许可申请人章戳（签字）： 代理组织章戳：
代理人签字：

注：1、许可使用合同另附。
2、未委托代理的，不需填写代理项目。
3、收费标准：商标使用许可合同备案费300元。
4、马德里国际注册商标，应在注册号前加字母“G”以示区分。
5、共有商标许可，需由代表人提出申请，并视为已经得到其他共有人的授权。
6、再许可人提出备案申请的，应将其有关情况填写在许可人相应栏目，并在是否再许可栏目中注明。

商标使用许可合同

（示范文本）

合同编号：

签订地点：

商标使用许可人（甲方）　中国海运（集团）总公司

商标使用被许可人（乙方）中海集装箱运输股份有限公司

根据《中华人民共和国商标法》第二十六条和《商标法实施细则》第三十五条规定，甲、乙双方遵循自愿和诚实信用的原则，经协商一致，签定本商标使用许可合同。

一、甲方将已注册的使用在39类　与注册证相同　商品上的第1241894号　图形　商标，许可乙方使用在39类与注册证相同　商品上。商标标识：（见附后的商标注册证复印件）

二、许可使用的期限自2004年4月26日起至2009年1月20日止。合同期满，如需延长使用时间，由甲、乙双方另行续订商标使用许可合同。

三、甲方有权监督乙方使用注册商标的质量，乙方应当保证使用该注册商标的商品质量。具体措施为：　甲方定期监督乙方对商标的使用情况　。

四、乙方必须在使用该注册商标的商品上标明自己的企业名称和商品产地。

五、乙方不得任意改变甲方注册商标的文字、图形或者其他组合，并不得超越许可的商品范围使用甲方的注册商标。

六、未经甲方授权，乙方不得以任何形式和理由将甲方注册商标许可第三方使用。

七、注册商标标识的提供方式：甲方提供

八、许可使用费及支付方式：无偿使用

九、本合同提前终止时，甲、乙双方应当分别自终止之日起一个月内书面通知商标局及其各自所在地县级工商行政管理机关。

十、违约责任：由违约方承担责任

十一、纠纷解决方式：协商

十二、其他事宜：2004 年 4 月 26 日以前中海集装箱运输股份有限公司使用本商标，已得到中国海运（集团）总公司许可；2009 年 1 月 20 日以后中国海运（集团）总公司商标注册得到延展或商标重新注册中海集装箱运输有限公司有权再延展或重新注册有效期间继续无偿使用。

本合同一式六份，自签订之日起三个月内，由甲、乙双方分别将合同副本交送所在地县级工商行政管理机关存查，并由甲方报送商标局备案。

商标使用许可人（甲方） 商标使用被许可人（乙方）

（签章） （签章）

法定代表人 法定代表人

地址 上海市东大名路 700 号 地址 上海市浦东新区福山路 450 号 A、B、C、D 室

邮编 200080 邮编 200122

2004 年 4 月 26 日

商标注册证

第 1241894 号

商　　标

指定颜色

注　册　人 中国海运（集团）总公司

注册人地址 上海市东大名路700号

核定服务项目　　第　39　类

★货运经纪，运输经纪，运输信息，航行安排，送货，旅客运送，船舶经纪，河运，船艇出租，船舶运输★

注册有效期限　自公元 1999 年 1 月21 日至 2009 年 1月20 日止

局长签发　保林

Trademark License Contract
(Exemplary Version)

Contract No.:
Signed in:

Trademark Licensor (Party A) **China Shipping (Group) Corporation**
Trademark Licensee (Party B) **China Shipping Container Lines Co., Ltd.**

In the principle of free will and good faith and with consensus reached through consultation, both parties hereby conclude the trademark license contract in accordance with Article 26 of the "Trademark law of the People's Republic of China" and Article 35 of the "*Detailed Stipulations Regarding Implementation of the Trademark Law*").

1. Party A licenses its registered Pattern No. 1241894 used on the same commodities as stated in the registration certificate in Category 39 for use on the same commodities as stated in the Registration Certificate in Category 39. Representation of the trademark: (see the photocopy of the certificate of registration attached below)

2. The license period is from April 26, 2004 to January 20, 2009. Upon expiration of the contract, if the license period need to be extended, Party A and Party B will renew the trademark license contract.

3. Party A is entitled to supervise over the quality of Party B's use of the registered trademark, and Party B shall guarantee the quality of the commodities using such registered trademark. The specific measure: Party A will make regular supervision over Party B's use of the trademark.

4. Party B shall mark the commodities using such registered trademark with the name of its own enterprise and places of origin of the commodities.

5. Party B shall not change the text, pattern or other combination of the registered trademark of Party A at will, or use Party A's trademark beyond the permitted range of commodities.

6. Without authorization from Party A, Party B shall not license Party A' s registered trademark to a third party for use in any form or with any reason.

7. Provision of the representation of the registered trademark: provided by Party A.

8. License fee and payment form: free use.

SHANGHAI SISU TRANSLATION SERVICE CO. 上海上外翻译总公司 翻译专用章 CERTIFIED TRANSLATION

9. Upon termination of this contract, Party A and Party B shall within one month after the date of termination, notify in writing respectively the trademark office as well as the county level industrial and commercial administration of their respective locations.

10. Breach of contract: The defaulting party shall assume the liabilities.

11. Settlement of disputes: through consultation.

12. Other matters: China Shipping Container Lines Co., Ltd. was licensed by China Shipping (Group) Corporation to the use of the trademark before April 26, 2004. After January 20, 2009, if China Shipping (Group) Corporation renews the trademark registration or has the trademark registered again, China Shipping Container Lines Co., Ltd. is entitled to free use during the validity period of the renewal or re-registration.

This contract is prepared in 6 original copies. Within three months after the signing date, Party A and Party B shall deliver a contract duplicate respectively to the county level industrial and commercial administration of their respective locations for record purpose, and Party A shall submit it to the trademark office for filing.

Trademark Licensor (Party A)
China Shipping (Group) Corp.
(Seal)

Legal representative
(Signature)

Address: 700 Dongdaming Road
Shanghai

Zip code: 200080

Trademark Licensee (Party B)
China Shipping Container Lines Co., Ltd.
(Seal)

Legal representative
(Signature)

Address: Suites A, B, C and D, 450
Fushan Road, Pudong New Area
Shanghai

Zip code: 200122

On April 26, 2004

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

商 标 使 用 许 可 合 同 备 案 申 请 书

许可人名称：中国海运（集团）总公司
地址：上海市东大名路700号
邮政编码：200080
电话(含地区号)：021-65967738
国籍：中国
是否再许可：否

被许可人名称：中海集装箱运输股份有限公司
地址：上海市浦东新区福山路450号A、B、C、D室
邮政编码：200122
电话(含地区号)：021-65966025
国籍：中国

代理组织名称：
许可使用合同生效日期：2004-04-26
许可使用合同终止日期：2009-01-20
商标注册号：第1241895号
类别：39
商品/服务项目：与注册证相同

许可申请人章戳（签字）：　　　　代理组织章戳：
　　　　　　　　　　　　　　　　代理人签字：

注：1、许可使用合同另附。
2、未委托代理的，不需填写代理项目。
3、收费标准：商标使用许可合同备案费300元。
4、马德里国际注册商标，应在注册号前加字母"G"以示区分。
5、共有商标许可，需由代表人提出申请，并视为已经得到其他共有人的授权。
6、再许可人提出备案申请的，应将其有关情况填写在许可人相应栏目，并在是否再许可项目中注明。

商标使用许可合同

（示范文本）

合同编号：

签订地点：

商标使用许可人（甲方）　中国海运（集团）总公司

商标使用被许可人（乙方）中海集装箱运输股份有限公司

根据《中华人民共和国商标法》第二十六条和《商标法实施细则》第三十五条规定，甲、乙双方遵循自愿和诚实信用的原则，经协商一致，签定本商标使用许可合同。

一、甲方将已注册的使用在39类 与注册证相同 商品上的第1241895号 图形 商标，许可乙方使用在39类与注册证相同 商品上。商标标识：（见附后的商标注册证复印件）

二、许可使用的期限自2004年4月26日起至2009年1月20日止。合同期满，如需延长使用时间，由甲、乙双方另行续订商标使用许可合同。

三、甲方有权监督乙方使用注册商标的质量，乙方应当保证使用该注册商标的商品质量。具体措施为： 甲方定期监督乙方对商标的使用情况 。

四、乙方必须在使用该注册商标的商品上标明自己的企业名称和商品产地。

五、乙方不得任意改变甲方注册商标的文字、图形或者其他组合，并不得超越许可的商品范围使用甲方的注册商标。

六、未经甲方授权，乙方不得以任何形式和理由将甲方注册商标许可第三方使用。

七、注册商标标识的提供方式：甲方提供

八、许可使用费及支付方式：无偿使用

九、本合同提前终止时，甲、乙双方应当分别自终止之日起一个月内书面通知商标局及其各自所在地县级工商行政管理机关。

十、违约责任：由违约方承担责任

十一、纠纷解决方式：协商

十二、其他事宜：2004 年 4 月 26 日以前中海集装箱运输股份有限公司使用本商标，已得到中国海运（集团）总公司许可；2009 年 1 月 20 日以后中国海运（集团）总公司商标注册得到延展或商标重新注册中海集装箱运输有限公司有权再延展或重新注册有效期间继续无偿使用。

本合同一式六份，自签订之日起三个月内，由甲、乙双方分别将合同副本交送所在地县级工商行政管理机关存查，并由甲方报送商标局备案。

商标使用许可人（甲方）

（签章）

法定代表人

地址 上海市东大名路700号

邮编 200080

商标使用被许可人（乙方）

（签章）

法定代表人

地址 上海市浦东新区福山路450号A、B、C、D室

邮编 200122

2004年4月26日

商 标 注 册 证

第 1241895 号

商　　　标

指定颜色

注　册　人 中国海运（集团）总公司

注册人地址 上海市东大名路700号

核定服务项目　第 39 类

★货运经纪，运输经纪，运输信息，航行安排，送货，旅客运送，船舶经纪，河运，船艇出租，船舶运输★

注册有效期限　自公元 1999 年 1 月21 日至 2009 年 1 月20 日止

局长签发　侯林

Trademark License Contract
(Exemplary Version)

Contract No.:
Signed in:

Trademark Licensor (Party A) **China Shipping (Group) Corporation**
Trademark Licensee (Party B) **China Shipping Container Lines Co., Ltd.**

In the principle of free will and good faith and with consensus reached through consultation, both parties hereby conclude the trademark license contract in accordance with Article 26 of the "Trademark law of the People's Republic of China" and Article 35 of the "*Detailed Stipulations Regarding Implementation of the Trademark Law*").

1. Party A licenses its registered Pattern No. 1241895 used on the same commodities as stated in the registration certificate in Category 39 for use on the same commodities as stated in the Registration Certificate in Category 39. Representation of the trademark: (see the photocopy of the certificate of registration attached below)

2. The license period is from April 26, 2004 to January 20, 2009. Upon expiration of the contract, if the license period need to be extended, Party A and Party B will renew the trademark license contract.

3. Party A is entitled to supervise over the quality of Party B's use of the registered trademark, and Party B shall guarantee the quality of the commodities using such registered trademark. The specific measure: Party A will make regular supervision over Party B's use of the trademark.

4. Party B shall mark the commodities using such registered trademark with the name of its own enterprise and places of origin of the commodities.

5. Party B shall not change the text, pattern or other combination of the registered trademark of Party A at will, or use Party A's trademark beyond the permitted range of commodities.

6. Without authorization from Party A, Party B shall not license Party A' s registered trademark to a third party for use in any form or with any reason.

7. Provision of the representation of the registered trademark: provided by Party A.

8. License fee and payment form: free use.

9. Upon termination of this contract, Party A and Party B shall within one month after the date of termination, notify in writing respectively the trademark office as well as the county level industrial and commercial administration of their respective locations.

10. Breach of contract: The defaulting party shall assume the liabilities.

11. Settlement of disputes: through consultation.

12. Other matters: China Shipping Container Lines Co., Ltd. was licensed by China Shipping (Group) Corporation to the use of the trademark before April 26, 2004. After January 20, 2009, if China Shipping (Group) Corporation renews the trademark registration or has the trademark registered again, China Shipping Container Lines Co., Ltd. is entitled to free use during the validity period of the renewal or re-registration.

This contract is prepared in 6 original copies. Within three months after the signing date, Party A and Party B shall deliver a contract duplicate respectively to the county level industrial and commercial administration of their respective locations for record purpose, and Party A shall submit it to the trademark office for filing.

Trademark Licensor (Party A)
China Shipping (Group) Corp.
(Seal)

Legal representative
(Signature)

Address: 700 Dongdaming Road
Shanghai

Zip code: 200080

Trademark Licensee (Party B)
China Shipping Container Lines Co., Ltd.
(Seal)

Legal representative
(Signature)

Address: Suites A, B, C and D, 450
Fushan Road, Pudong New Area
Shanghai

Zip code: 200122

On April 26, 2004

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

商 标 使 用 许 可 合 同 备 案 申 请 书

许可人名称：中国海运（集团）总公司
地址：上海市东大名路700号
邮政编码：200080
电话(含地区号)：021-65967738
国籍：中国
是否再许可：否

被许可人名称：中海集装箱运输股份有限公司
地址：上海市浦东新区福山路450号A、B、C、D室
邮政编码：200122
电话(含地区号)：021-65966025
国籍：中国

代理组织名称：
许可使用合同生效日期：2004-04-26
许可使用合同终止日期：2009-01-20
商标注册号：第1241896号
类别：39
商品/服务项目：与注册证相同

许可申请人章戳（签字）：　　　　代理组织章戳：
代理人签字：

注：1、许可使用合同另附。
2、未委托代理的，不需填写代理项目。
3、收费标准：商标使用许可合同备案费300元。
4、马德里国际注册商标，应在注册号前加字母"G"以示区分。
5、共有商标许可，需由代表人提出申请，并视为已经得到其他共有人的授权。
6、再许可人提出备案申请的，应将其有关情况填写在许可人相应栏目，并在是否再许可栏目中注明。

商标使用许可合同

（示范文本）

合同编号：

签订地点：

商标使用许可人（甲方） 中国海运（集团）总公司

商标使用被许可人（乙方）中海集装箱运输股份有限公司

根据《中华人民共和国商标法》第二十六条和《商标法实施细则》第三十五条规定，甲、乙双方遵循自愿和诚实信用的原则，经协商一致，签定本商标使用许可合同。

一、甲方将已注册的使用在39类 与注册证相同 商品上的第1241896号 图形 商标，许可乙方使用在39类与注册证相同 商品上。商标标识：（见附后的商标注册证复印件）

二、许可使用的期限自2004年4月26日起至2009年1月20日止。合同期满，如需延长使用时间，由甲、乙双方另行续订商标使用许可合同。

三、甲方有权监督乙方使用注册商标的质量，乙方应当保证使用该注册商标的商品质量。具体措施为：甲方定期监督乙方对商标的使用情况

四、乙方必须在使用该注册商标的商品上标明自己的企业名称和商品产地。

五、乙方不得任意改变甲方注册商标的文字、图形或者其他组合，并不得超越许可的商品范围使用甲方的注册商标。

六、未经甲方授权，乙方不得以任何形式和理由将甲方注册商标许可第三方使用。

七、注册商标标识的提供方式：甲方提供

八、许可使用费及支付方式：无偿使用

九、本合同提前终止时，甲、乙双方应当分别自终止之日起一个月内书面通知商标局及其各自所在地县级工商行政管理机关。

十、违约责任：由违约方承担责任

十一、纠纷解决方式：协商

十二、其他事宜：2004 年 4 月 26 日以前中海集装箱运输股份有限公司使用本商标，已得到中国海运（集团）总公司许可；2009 年 1 月 20 日以后中国海运（集团）总公司商标注册得到延展或商标重新注册中海集装箱运输有限公司有权再延展或重新注册有效期间继续无偿使用。

本合同一式六份，自签订之日起三个月内，由甲、乙双方分别将合同副本交送所在地县级工商行政管理机关存查，并由甲方报送商标局备案。

商标使用许可人（甲方）

（签章）

法定代表人

地址 上海市东大名路 700 号

邮编 200080

商标使用被许可人（乙方）

（签章）

法定代表人

地址 上海市浦东新区福山路450号A、B、C、D室

邮编 200122

2004 年 4 月 26 日

商 标 注 册 证

第 1241896 号

商　　　　标

指定颜色

注　　册　　人 中国海运（集团）总公司

注册人地址 上海市东大名路700号

核定服务项目　第 39 类

★货运经纪，运输经纪，运输信息，航行安排，送货，旅客运送，船舶经纪，河运，船艇运输，船舶运输★

注册有效期限　自公元 1999 年 1 月21 日至 2009 年 1 月20 日止

局长签发　傧林

Trademark License Contract
(Exemplary Version)

Contract No.:
Signed in:

Trademark Licensor (Party A) **China Shipping (Group) Corporation**
Trademark Licensee (Party B) **China Shipping Container Lines Co., Ltd.**

In the principle of free will and good faith and with consensus reached through consultation, both parties hereby conclude the trademark license contract in accordance with Article 26 of the "Trademark law of the People's Republic of China" and Article 35 of the "*Detailed Stipulations Regarding Implementation of the Trademark Law*").

3. Party A licenses its registered Pattern No. 1241896 used on the same commodities as stated in the registration certificate in Category 39 for use on the same commodities as stated in the Registration Certificate in Category 39. Representation of the trademark: (see the photocopy of the certificate of registration attached below)

4. The license period is from April 26, 2004 to January 20, 2009. Upon expiration of the contract, if the license period need to be extended, Party A and Party B will renew the trademark license contract.

3. Party A is entitled to supervise over the quality of Party B's use of the registered trademark, and Party B shall guarantee the quality of the commodities using such registered trademark. The specific measure: Party A will make regular supervision over Party B's use of the trademark.

13. Party B shall mark the commodities using such registered trademark with the name of its own enterprise and places of origin of the commodities.

14. Party B shall not change the text, pattern or other combination of the registered trademark of Party A at will, or use Party A's trademark beyond the permitted range of commodities.

15. Without authorization from Party A, Party B shall not license Party A' s registered trademark to a third party for use in any form or with any reason.

SHANGHAI SISU TRANSLATION SERVICE CO. 上海上外翻译总公司 翻译专用章

16. Provision of the representation of the registered trademark: provided by Party A.

17. License fee and payment form: free use.

18. Upon termination of this contract, Party A and Party B shall within one month after the date of termination, notify in writing respectively the trademark office as well as the county level industrial and commercial administration of their respective locations.

19. Breach of contract: The defaulting party shall assume the liabilities.

20. Settlement of disputes: through consultation.

21. Other matters: China Shipping Container Lines Co., Ltd. was licensed by China Shipping (Group) Corporation to the use of the trademark before April 26, 2004. After January 20, 2009, if China Shipping (Group) Corporation renews the trademark registration or has the trademark registered again, China Shipping Container Lines Co., Ltd. is entitled to free use during the validity period of the renewal or re-registration.

This contract is prepared in 6 original copies. Within three months after the signing date, Party A and Party B shall deliver a contract duplicate respectively to the county level industrial and commercial administration of their respective locations for record purpose, and Party A shall submit it to the trademark office for filing.

Trademark Licensor (Party A)
China Shipping (Group) Corp.
(Seal)

Legal representative
(Signature)

Address: 700 Dongdaming Road
Shanghai

Zip code: 200080

Trademark Licensee (Party B)
China Shipping Container Lines Co., Ltd.
(Seal)

Legal representative
(Signature)

Address: Suites A, B, C and D, 450
Fushan Road, Pudong New Area
Shanghai

Zip code: 200122

On April 26, 2004

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

商标使用许可合同
补充协议

本协议由以下双方（单称“一方”，合称“双方”）于二零零四年五月十日签订：

（1） 中国海运（集团）总公司（以下称“甲方”），一家根据中华人民共和国（“中国”）法律成立并存续的全民所有制企业，其法定住所为中国上海市东大名路700号，企业法人营业执照号码为1000001000218；及

（2） 中海集装箱运输股份有限公司（以下称“乙方”），一家根据中国法律成立并存续的股份有限公司，其法定住所为：中国上海浦东新区福山路450号27楼，营业执照号码为3100001007214。

2004年4月26日，甲乙双方共同签署了四份《商标使用许可合同》（以下合称“原合同”，该等合同已于2004年4月30日提交有关商标局办理备案手续），根据原合同的安排，甲方同意许可乙方使用甲方依法享有专用权的四项注册商标。

就原合同之若干未尽事宜，经协商，甲乙双方同意签署本协议，作为原合同的补充，并为原合同不可分割的一部分。

第一条 本协议双方同意在原合同有关内容的基础上加入以下条款，作为原合同的补充：

1、 加入下述规定作为原合同第十三条：“十三、甲方同意，授权乙方许可乙方的各附属公司（定义见香港联合交易所有限公司主板证券上市规则，以下同）按照本合同规定的条款和条件使用甲方注册商标。”

2、 加入下述规定作为原合同第十四条：“十四、甲方同意自付费用，在许可使用期限内，采取一切所需步骤维持及保障甲方对有关注册商标的权利，并负责办理有关手续，使乙方及乙方的各附属公司能够依本合同合法有效地使用甲方注册商标。”

3、 加入下述规定作为原合同第十五条：“十五、在本合同规定的许可使用期限内，若乙方及/或乙方的各附属公司需在除中国境内的司法区域内使用甲方注册商标的图案，则甲方应按照乙方的要求以该等商标的图案在该等司法区域内办理商标权注册登记，并许可乙方在该等司法区域内使用该等新注册的商标。”

4、 加入下述规定作为原合同第十六条："十六、在乙方拥有属于自己的注册商标专用权后，乙方可单方终止本合同，但应提前六个月以书面形式通知甲方，并以该书面通知中载明的终止日期为本合同终止日"

5、 加入下述规定作为原合同第十七条："十七、若甲方失去对乙方的控股股东（按照香港联合交易所有限公司主板证券上市规则的定义）地位，则甲方可单方终止本合同，但应提前六个月以书面形式通知乙方，并以该书面通知中载明的终止日期为本合同终止日。"

6、 加入下述规定作为原合同第十八条："十八、若本合同根据前述第十五条或第十六条的规定提前终止，则甲乙双方应当按照相关的法律和法规的规定向有关机关履行通知义务，并办理相应手续。"

第二条 双方同意，本协议第一条所述各项修改对四份原合同均适用。

第三条 本协议于双方法定代表人或授权签字人签字盖章之日生效。

第四条 本协议应适用中国法律并应根据中国法律解释。每一方应不可撤销地将因本协议而引起的任何索赔或纠纷提交有管辖权的人民法院进行司法裁决。

第五条 本协议一式【2】份，自双方签署之日起三个月内，由甲乙双方分别将合同副本报送有关工商行政管理机关存查，并由甲方报送商标局备案。

（以下为签署页，无正文）

双方已于协议正文文首载明的日期签署本协议，兹此为证。

签署方：中国海运（集团）总公司

（盖章）

授权代表：____________________

（签字）

签署方：中海集装箱运输股份有限公司

授权代表：____________________

（签字）

Supplementary agreement on the trademark license contract

This agreement was concluded between the following two parties (called either party or both parties) on 10 may 2004.

(1) China Shipping (Group) Corporation (hereinafter referred to as Party A), an enterprise wholly owned by the people established and existing according to the laws of the People's Republic of China ("China"), with its legal domicile: 700 Dongdaming Road, Shanghai, China and business license of the enterprise as legal entity 1000001000218; and

(2) China Shipping Container Lines Co., Ltd. (hereinafter referred to as Party B), a company with limited liabilities established and existing according to the laws of China, with its legal domicile: Fl.27 450, Fushan Road, Pudong New Area, Shanghai, China and business license 3100001007214.

On April 26, 2004, both parties concluded the "Trademark license contract" in quadruplicate (hereinafter called the "original contract" collectively, which was submitted to the relevant trademark office for record procedure on April 30, 2004. As arranged in the original contract, Party A agrees that Party B may use four registered trademark of which Party A enjoys the right of exclusive use according to the law.

Through consultation, both parties agree to sign this agreement with regards to some mattered not touched in detail in the original contract, as a supplement to and an inseparable part of the original contract.

Article 1 In this agreement, both parties agree that following term are added on the base of relevant contents of the original contract as a supplement to the original contract:

1.Add the following regulation as Article 13 of the original contract: "13. Party A agrees to authorize Party B to permit its affiliated companies (as defined in the listing regulation of the United Stock Exchange Co., Ltd. of Hong Kong for the main board securities, the same holding true below) to use Party A's registered trademark according to the terms and conditions as specified in this contract."

2.Add the following regulation as Article 14 of the original contract: "14. Party A agrees that during the license period, it should on its own account take all necessary steps to maintain and safeguard its rights to relevant registered trademark, and handle pertinent procedures so that Party B and its affiliated companies may lawfully and effectively use Party A's registered trademark according to this contract."

3.Add the following regulation as Article 15 of the original contract: "15. If Party B

and /or its affiliated companies need to use patterns of the registered trademark of Party A in other than the judicial areas in the territory of China during the license period as specified in the contract, then Party A shall as requested by Party B, handle the procedure for registration of trademark right for such trademark pattern in such judicial areas, and permit Party B to use such newly registered trademark in such judicial areas."

4.Add the following regulation as Article 16 of the original contract: "16. After Party B's acquisition of the exclusive use right to its own trademark, Party B may terminate this contract unilaterally, but shall inform Party A in writing 6 months in advance, and the termination date as stated in such written notice will serve as the termination date of this contract."

5.Add the following regulation as Article 17 of the original contract: "17. If Party A loses its position of a controlling shareholder (as defined in the listing regulation of the United Stock Exchange Co., Ltd. of Hong Kong for the main board securities), then Party A may terminate this contract unilaterally, but shall inform Party B in writing 6 months in advance, and the termination date as stated in such written notice will serve as the termination date of this contract."

6.Add the following regulation as Article 18 of the original contract: "18. If this contract is terminated ahead of time according to the regulations in Article 15 or Article 16 above, then both parties shall perform their duty of notification of relevant organs and handle procedures correspondingly according to pertinent laws and stipulations."

Article 2 Both parties agree that, the amendments as mentioned in Article 1 of this agreement are applicable to all the four original contracts.

Article 3 This agreement takes effect on the date of signature and seal affixation of the legal representatives or authorized signers of both parties.

Article 4 To this agreement shall apply the laws of China, and it shall be interpreted according to the laws of China. Either party shall irrevocably submit any claim or dispute arising from this agreement to the competent people's court for judicial award.

Article 5 This agreement is prepared in two original copies. Within three months after the signing date of both parties, Party A and Party B shall submit a duplicate of the contract respectively to the administration for industry and commerce for record purpose, and Party A shall submit it to the trademark office for filing purpose.

(Following is the page for signature and has no text.)

SHANGHAI SISU TRANSLATION SERVICE
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

Both parties signed this agreement on the date as stated at the beginning of the main body of the agreement, in witness whereof.

Signing party: China Shipping (Group) Corporation
(and seal)

Authorized representative:
(signature)

Signing party: China Shipping Container Lines Co., Ltd.
(and seal)

Authorized representative:
(signature)

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

中国海运（集团）总公司

与

中海集装箱运输股份有限公司

商标使用许可协议

本协议由以下双方（单称“一方”，合称“双方”）于二零零四年五月十日签订：

（1） 中国海运（集团）总公司（“集团公司”），一家根据中华人民共和国（“中国”）法律成立并存续的全民所有制企业，其法定住所为中国上海市东大名路700号，企业法人营业执照号码为1000001000218；及

（2） 中海集装箱运输股份有限公司（“股份公司”），一家根据中国法律成立并存续的股份有限公司，其法定住所为：中国上海浦东新区福山路450号27楼，营业执照号码为3100001007214。

鉴于：

(A) 列载于本协议附件一中的各项注册商标（以下称“标的商标”）已由集团公司在香港特别行政区合法注册，集团公司合法拥有该等标的商标的专用权。

(B) 上市集团（定义见下文）目前并不拥有任何注册商标的专用权。

(C) 集团公司同意依照本协议规定的条款和条件许可上市集团（定义见下文）在许可使用期限内使用标的商标。

(D) 股份公司同意上市集团（定义见下文）接受集团公司授予的标的商标使用许可。

因此，双方兹就前述标的商标使用许可事宜，达成如下协议：

1. 定义和解释

1.1 除非上下文中另有要求，下述措词应有下述含义：

“会计年度”	截至十二月三十一日的会计年度；
“上市集团”	指股份公司及其附属公司；
“附属公司”	与上市规则（定义见下文）中该词的涵义相同；

"联交所"	指香港联合交易所有限公司；
"上市规则"	指联交所主板证券上市规则； 和
"营业日"	除国家或香港特别行政区法定的公共假日和休息日（即周六和周日）以外的任何日期。

1.2 除非有相反的规定，在本协议中：

（a） 一方包括其继承者；

（b） 条款即为本协议之条款；

（c） 本协议应解释为可能不时经延期、修改、变更或补充的本协议；和

（d） 本协议标题仅为方便而使用，并不影响本协议的解释。

2. 集团公司授予上市集团标的商标使用许可

2.1 集团公司同意上市集团在本协议规定的许可使用期限内按照本协议规定的条款和条件使用标的商标，标的商标的商标标识及其相关内容详见本协议附件一。

2.2 除本协议依照第 4.2 条或第 4.3 条的规定而提前终止外，集团公司授予上市集团标的商标使用许可的期限自本协议生效之日起，至集团公司对标的商标的商标专用权终止之日持续有效。

2.3 标的商标许可使用的具体内容：

(1) 集团公司许可上市集团在其经营业务过程中根据经营需要合理使用标的商标。

(2) 在使用许可期限内，集团公司及其下属公司在其经营中亦可同时使用标的商标，但不得再委托或授予除集团公司的下属公司及上市集团之外的任何人使用标的商标。

(3) 在不抵触本条第(1)款的情况下，集团公司同意上市集团将标的商标合理地用于其船舶、集装箱或其他物品的标签、标示上，在上市集团提出上述合理要求时，集团公司不得无故不提供标的商标的图案。

(4) 上市集团不得任意改变标的商标的文字、图案或其组合。
(5) 上市集团有权制作或促使第三方制作标的商标的标识，并由上市集团按照本协议的条款及条件使用。
(6) 在使用许可期限内，若上市集团需在除香港特别行政区的司法区域内使用标的商标的图案，则集团公司应按照股份公司的要求以标的商标的图案在该等司法区域内办理商标权注册登记，并许可上市集团在该等司法区域内使用该等新注册的商标。

2.4 本协议有效期间内，为了保障服务质量，集团公司有权监督上市集团使用标的商标提供的有关服务。上市集团同意，如果集团公司对上市集团使用标的商标情况不满意，在收到集团公司的合理要求后，上市集团将（在进一步使用之前）对其使用标的商标所提供的服务进行改善，直至令集团公司满意。

2.5 作为集团公司许可上市集团使用标的商标的对价，股份公司应向集团公司支付人民币 1 元，于本协议签署之日起 5 日内付清。

3. <u>承诺和保证</u>

3.1 集团公司和股份公司相互承诺及保证如下：
(1) 其为按中国法律合法成立并有效存续的企业法人；
(2) 其拥有签署本协议及履行本协议的全部权利和授权；
(3) 本协议是有效且有约束力的协议，可根据其条款强制执行。

3.2 集团公司向股份公司承诺及保证如下：
(1) 集团公司保证附件一所示的标的商标已根据香港特别行政区有关法律法规依法办理注册登记，集团公司是标的商标的唯一合法及受益的专用权人，且附件一所示的资料均为准确真实。集团公司有权在许可使用期限内按本协议的规定许可上市集团使用标的商标；
(2) 集团公司保证，在获得其许可后，上市集团在许可使用期限内依法使用标的商标没有亦不会侵犯任何第三方的权利；
(3) 集团公司自付费用，在许可使用期限内，采取一切所需步骤维持及保障集团公司对标的商标的权利和办理标的商标之注册展期，及其他令上市集团依本协议可合法有效使用标的商标的一切手续；
(4) 集团公司应自付费用，采取一切措施并在必要时采取法律手段阻止除集团公司及其下属公司、上市集团之外的任何人在许可使用期限内使用标的商标；

(5) 集团公司保证，若集团公司对标的商标进行更改并依法重新注册，则其将及时通知股份公司并根据本协议规定许可上市集团使用其重新注册的新商标。

3.3 股份公司向集团公司承诺及保证，上市集团仅以附件一所述的商标图案并按本协议的条款，就各项被许可的服务（列载于附件一）使用标的商标，上市集团在许可使用期限内不会作出对标的商标有不利影响的行为。

3.4 双方同意采取适当的步骤，根据有关区域法律和法规的要求，将本协议报送有关部门（包括但不限于香港特别行政区商标注册署）办理备案手续，并根据相关部门的要求签署必要的文件和进行该等文件的备案。办理备案及其他相关手续的费用由集团公司支付。

4. 生效和终止

4.1 本协议应于双方法定代表人或授权签字人签字盖章之日生效。

4.2 在股份公司拥有属于自己的注册商标专用权后，股份公司可单方终止本协议，但应提前六个月以书面形式通知集团公司，并以该书面通知中载明的终止日期为本协议终止日。如果股份公司单方终止本协议，集团公司应申请注销第 3.4 条所述的备案登记。

4.3 若集团公司失去对股份公司的控股股东（按照上市规则的定义）地位，则集团公司可单方终止本协议，但应提前六个月以书面形式通知股份公司，并以该书面通知中载明的终止日期为本协议终止日。

4.4 本协议任何一方在终止日之前已构成违约的，不免除违约方的责任。

4.5 本协议依第 4.2 条及第 4.3 条的规定提前终止的，集团公司及股份公司应当按照相关的法律和法规向有关机关履行通知义务。

5. 其他规定

5.1 未经另一方书面同意，任何一方均不得转让其在本协议项下的权利或义务。

5.2 如果本协议的任何条款在任何时间成为非法、无效或不可强制执行的，则其他条款不应受其影响。

5.3 对本协议的任何修订，应以书面形式作出，并须经每一方按照任何有关的法律法规 （包括但不限于上市规则） 采取适当的法人行为批准。修订的部分构成本协议的有效内容。

6. 通知

6.1 根据本协议而送达任何通知或其他文件应以书面信件经专人送达、邮寄或传真至有关方下述的地址或传真号码（或邮寄或传真至该方按照本条款向另一方通知的其他地址）：

（a）集团公司：

联络人：谈伟鑫
中国海运（集团）总公司
中国上海市东大名路 700 号
邮政编码：200080
电话：021-65966459
传真：021-65966886

（b）股份公司：

联络人：叶宇芒
中海集装箱运输股份有限公司
中国上海市浦东新区福山路 450 号 27 楼
邮政编码：200080
电话：65966978
传真：65366813

6.2 通知或文件送达的时间为：

（a） 专人递送：交付时；

（b） 邮寄：投邮后五个营业日；及

（c） 传真：传真完毕的时间，但前提是发送方应出示传真机圆满完成传真的证明。

7. <u>适用法律和司法管辖</u>

本协议应适用中国法律并应根据中国法律解释。每一方应不可撤销地将因本协议而引起的任何索赔或纠纷提交有管辖权的人民法院进行司法裁决。

（以下为签署页，无正文）

双方已于协议正文文首载明的日期签署本协议，兹此为证。

签署方：中国海运（集团）总公司

（盖章）

授权代表：________________

（签字）

签署方：中海集装箱运输股份有限公司

（盖章）

授权代表：________________

（签字）

附件一： 标的商标

序号	商标	注册编号	注册人	类别	注册有效期限
1		2000B08916	中国海运（集团）总公司	第35类：数据储存及处理；安排海外工作代理服务	自1999年6月30日至2006年6月30日
2		2000B08931	中国海运（集团）总公司	第36类：房地产代理服务；房地产管理服务；房地产咨询服务；房地产投资服务；房地产租赁管理；股本投资；房地产发展项目管理财务管理；投资控股服务；有关上述所有服务的谘询服务；财务分析；有关商品的顾问服务；财务服务	自1997年12月18日至2004年12月18日
3		2000B08932	中国海运（集团）总公司	第37类：造船；船只的维修及保养；汽车、机器、通讯及航行仪器及工具、部件及配件的安装、保养及维修；海港建筑；监管兴建及发展物业；建筑管理；物业发展；有关物业发展的顾问服务；提供有关物业发展的资料；有关计划及管理建筑项目及物业发展的服务；船只及汽车的拆卸服务	自1997年12月18日至2004年12月18日
4		2000B08933	中国海运（集团）总公司	第38类：电讯服务；收集及传送信息；电子通讯服务；有关交换航运数据的电讯服务	自1997年12月18日至2004年12月18日
5		2000B08934	中国海运（集团）总公司	第39类：空运、海运及河运及货运服务；交通及货运经纪；船舶经纪；船舶及汽车租赁；储存集装箱租赁；仓库租赁；仓储；收取、交付及储存货柜；船舶加油服务；船坞租赁；装卸货柜；安排旅游团	自1997年12月18日至2004年12月18日

序号	商标	注册编号	注册人	类别	注册有效期限
6		2000B08935	中国海运（集团）总公司	第 41 类：有关航运的教育及培训服务；安排及提供有关航运的课程及讲座	自 1997 年 12 月 18 日至 2004 年 12 月 18 日
7		2000B08936	中国海运（集团）总公司	第 42 类：提供临时住宿及旅舍及相关预定服务；餐饮服务；酒吧服务；船上膳食服务	自 1997 年 12 月 18 日至 2004 年 12 月 18 日
8		2000B11629	中国海运（集团）总公司	第 39 类：空运、海运及河运及货运服务；交通及货运经纪；船舶经纪；船舶及汽车租赁；储存集装箱租赁；仓库租赁；仓储；收取、交付及储存货柜；船舶加油服务；船坞租赁；装卸货柜；安排旅游团	自 1997 年 12 月 18 日至 2004 年 12 月 18 日

040313/JT

Trademark License Agreement

Between

China Shipping (Group) Corporation

And

China Shipping Container Lines Co., Ltd.

SHANGHAI SISU TRANSLATION SERVICE
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

This agreement is signed between the two parties below (called "either party" for either of them, or "both parties" for both of them) on 10, May 2004:

(I) China Shipping (Group) Corporation ("Group company"), an enterprise owned by the whole people that is established and exists in accordance with the laws of the People's Republic of China ("China"), with its legal domicile: 700 Dongdaming Road, Shanghai, China, and business license number of the enterprise as legal entity 1000001000218; and

(II) China Shipping Container Lines Co.,Ltd. ("the limited company"), a limited company established and existing in accordance with the laws of China, with its legal domicile: Fl.27, 450 Fushan Road, Pudong New Area, Shanghai, China, and business license number of the enterprise as legal entity 3100001007214.

In view that:

(A) The registered trademarks listed in Appendix I of the agreement (hereinafter referred to as "object trademarks") have been registered through the group company according to the law in the Hong Kong Special Administrative Region, and the group company has the exclusive right of such object trademarks.

(B) The listed group (as defined below) does not have any exclusive right of any registered trademark.

(C) The group company agrees that, the listed group (as defined below) may use the object trademarks during the period of license according to the terms and conditions as specified in the agreement.

(D) The limited company agrees that the listed group (as defined below) may accept the license of the object trademarks as granted by the group company.

The two parties hereby reaches the following agreement with regards to the license of the aforesaid object trademarks:

1. Definition and interpretation

1.1 Unless otherwise required in the context, the following expressions should have the following meanings:

"Accounting year"	the accounting year ending on December 31;
"Listed group"	the limited company and its affiliated companies;
"Affiliated company"	the same meaning as the expression in the listing regulation (defined as below);
"United stock exchange"	United Stock Exchange Co., Ltd. of Hong Kong;
"Listing regulation"	listing regulation of the united stock exchange for

the main board securities; and

"Business day" any day except for the legal public holidays and day off (namely Saturday and Sunday) of the state or Hong Kong Special Administrative Region.

1.2 Unless there is a contrary regulation, in this agreement:

(a) Either party includes its successor;

(b) Clauses refer to the clauses of this agreement;

(c) The agreement shall be interpreted as the agreement that may be postponed, amended, altered or supplement from time to time; and

(d) The title of the agreement is used for the sake of convenience and does not affect the interpretation of the agreement.

2. <u>The group company grants object trademark license to the listed group</u>

2.1 The group company agrees that the listed group may use the object trademarks in accordance with the terms and conditions as specified in the agreement during the period of license as specified in the agreement. For details on the representations of the object trademarks and their related contents, refer to Appendix I of the agreement.

2.2 Unless the agreement is terminated ahead of time in accordance with the regulations in Clause 4.2 or 4.3, the period of the license as granted by the group company to the listed group will remain effective from the date of effectiveness of the agreement to the date of termination of the group company's exclusive right of the object trademarks.

2.3 The specific contents of the license of the object trademarks:

(1) The group company grants the license to the listed group to use the object trademarks in reasonable way in its operations depending on operational requirement.

(2) During the period of license, the group company and its affiliated companies may in their operations also use the object trademarks, but shall not entrust or grant license of the object trademarks to anyone other than the affiliated companies of the group company and the listed group.

(3) Under the condition that Clause (1) of this article is not conflicted, the group company agrees that the listed group may use the object trademarks in a reasonable way on the labels and symbols of ships, containers or other objects. When so reasonably required by the listed group, the group company shall not reject provision of patterns of the trademarks without any reason.

(4) The listed group shall not alter at will the text, pattern or their combination of the object trademarks.

(5) The listed group is entitled to produce or make a third party to produce marks of the object trademarks for use by the listed group in accordance with the terms and

conditions of the agreement.

(6) If the listed group need to use patterns of the object trademarks in other judicial areas than the Hong Kong Special Administrative Region, then the group company shall, as requested by the limited company, handle the procedure of trademark registration for the patters of the object trademarks in such judicial areas, and grant the license to the listed group to use such newly registered trademarks in such judicial areas.

2.4 During the validity period of the agreement, in order to guarantee service quality, the group company is entitled to supervise over the services provided through the listed group by using the object trademarks. The listed group agrees that, if the group company is not satisfied with the listed group's use of the object trademarks, after receiving reasonable requirement from the group company, the listed group will (before further use) improve the services provided through it by using the object trademarks, until the group company get satisfied.

2.5 As the consideration for the group company's license of the object trademarks to the listed group, the limited company shall pay 1 yuan RMB to the group company, to be effected in 5 days after the date of sign of the agreement.

3. Commitment and guarantee

3.1 The group company and the limited company make the following mutual commitment and guarantee:

(1) It is an enterprise as legal entity established and effectively existing in accordance with Chinese laws;

(2) It has all the right and authority to sign and perform the agreement;

(3) The agreement is an effective and binding agreement, and may be implemented in a forced way in accordance with its terms.

3.2 Following is the commitment and guarantee made by the group company to the limited company:

(1) The group company guarantees that the object trademarks as shown in Appendix have been registered in accordance with the relevant laws and regulations of Hong Kong Special Administrative Region, that the group company is the single legitimate and beneficial owner of the exclusive right, and that the information shown in Appendix I is all accurate and true. The group company is entitled to grant the license of the object trademarks to the listed group according to the regulations of this agreement during the period of license.

(2) The group company guarantees that, after obtaining the license from the group company, the listed group's use of the object trademarks according to the law during the period of license does not and will not infringe upon the right of any third party;

(3) During the period of license, the group company will at its own account adopt all

necessary steps to maintain and guarantee the rights of the group company to the object trademarks and to handle registration renewal of the object trademarks and all other procedures in order that the listed group may use the object trademarks in a legal and effective way in accordance with the agreement;

(4) The group company shall at its own account adopt all measures, and resort to legal means when necessary, to prevent anyone other than the group company and its affiliate companies as well as the listed group from using the object trademarks during the period of license;

(5) The group company guarantees that, if it amends the object trademarks and register them again according to the law, then it will inform the limited company thereon in time, and grant the license of its re-registered new trademarks to the listed group according to the agreement.

3.3 The limited company commits and guarantees to the group company, that the limited group will use the object trademarks by means of the trademark patterns stated in Appendix I only for the licensed services (listed in Appendix I) according to the terms of the agreement, and that during the period of license, the listed group will not do anything that will have adverse influence upon the object trademarks.

3.4 Both parties agree that they should take proper steps to submit the agreement to relevant departments (including but not limited to the Trademark Registration Agency of Hong Kong Special Administrative Region) for record purpose according to the requirement of relevant regional laws and regulations, and as required by relevant department, sign necessary documents and submit such documents for record purpose. The expenses for such registration and other related procedures will be born by the group company.

4. Effectiveness and termination

4.1 The agreement shall become effective on the date of signature by the legal representatives of authorized signers of both parties.

4.2 After it has obtained its exclusive ownership of registered trademarks, the limited company may unilaterally terminate the agreement, but it shall inform the group company in writing 6 months in advance, and the date of termination as stated in such written notice shall be the date of termination of the agreement. If the limited company terminates the agreement unilaterally, the group company shall apply for cancellation of the registration as described in Clause 3.4.

4.3 If the group company loses the position as the controlling shareholder (as defined in the listing regulation) of the limited company, then the group company can unilaterally terminate the agreement, but it shall inform the limited company in writing 6 months in advance, and the date of termination as stated in such written

notice shall be the date of termination of the agreement.

4.4 Where either party to the agreement has constituted breach of contract prior to the date of termination, it shall not be exempted from the liability of the breaching party.

4.5 Where the agreement is terminated ahead of time according to Clauses 4.2 and 4.3, the group company and the limited company shall perform the duty of notifying related organs in accordance with relevant laws and regulations.

5. Other regulations

5.1 Without written consent of the other party, either party shall not transfer its right or duty under this agreement.

5.2 If any clause of the agreement becomes illegal, ineffective or unenforceable at any time, then other clauses will be affected.

5.3 Any revision of the agreement shall be made in the written form and be subject to approval by each party through proper acts of the legal person in accordance with any laws and regulations (including but not limited to the listing regulation). The revised part constitutes an effective content of the agreement.

6. Notice

6.1 Any notice or other document to be served according to the agreement shall be delivered in the form of written correspondence by messenger, post or fax to the following addresses of fax numbers of the related parties (or mailed or faxed to other addresses that a party informs the other party of):

(a) the group company: Contact person: Tan Weixin
China Shipping (Group) Corporation
700 Dongdaming Road, Shanghai, China
Zip code:200080
Telephone: 021-65966459
Fax: 021-65966886

(b) the limited company: Contact person: Ye Yuwang
China Shipping Container Lines Co.,Ltd.
Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Zip code:200080
Telephone: 65966978
Fax: 65966813

6.2 The time of service of the notices or documents:

(a) By messenger: at the time of delivery;
(b) By mail: 5 business days after delivery to the post office; and
(c) Fax: the time of end of the fax, provided that the sender can show a proof of smooth completion of the fax by the fax machine.

7. Applicable law and judicial jurisdiction

To this agreement apply Chinese laws, and it shall be interpreted in accordance with Chinese laws. Either party shall irrevocably submit any claim or dispute arising from the agreement to the people's court having jurisdiction for judicial award.

(Following is the page for signatures with no text)

Both parties signed the agreement at the date as stated at the beginning of the main body of the agreement. In witness whereof.

Signing party: China Shipping (Group) Corporation (seal)

Authorized representative:______________________________

(signature)

Signing party: China Shipping Container Lines Co.,Ltd. (seal)

Authorized representative:______________________________

(signature)

Appendix I: object trademark

SN	Trademark	Registration no.	Owner of the registration	Category	Validity of registration
1		1241896	China Shipping (Group) Corporation	Category 39: freight brokerage, transport brokerage, transport information, navigation arrangement, delivery, passenger transport, ship brokerage, boat transport, ship transport	From January 21, 1999 to January 20, 2009
2		1193929	China Shipping (Group) Corporation	Category 39: freight brokerage, transport brokerage, navigation arrangement, passenger transport, give first aid (transportation), cargo freight, discharge cargo, transportation for the waste material , transport information, transport booking.	From July 21, 1998 to July 20, 2008
3		1241894	China Shipping (Group) Corporation	Category 39: freight brokerage, transport brokerage, transport information, navigation arrangement, delivery, passenger transport, ship brokerage, boat transport, boat for hire, ship transport	From January 21, 1999 to January 20, 2009
4		1241895	China Shipping (Group) Corporation	Category 39: freight brokerage, transport brokerage, transport information, navigation arrangement, delivery, passenger transport, ship brokerage, boat transport, boat for hire, ship transport	From January 21, 1999 to January 20, 2009

The part registered in Hong Kong Special Administrative Region

SN	Trademark	Registration no.	Owner of the registration	Category	Validity of registration
1		B08916	China Shipping (Group) Corporation	Category 35: data storage and processing; arrangement of overseas agency service	From June 30, 1999 to June 30, 2006
2		B08931	China Shipping (Group) Corporation	Category 36: immovable agency; immovable management; immovable consultation; investment in immovable; leasing of immovable; capital investment; immovable development plan and financial management; investment holding service; services for the above items; financial analysis and commodity consultation service; financial service	From December 18, 1997 to December 18, 2004
3		B08932	China Shipping (Group) Corporation	Category 37: ship building; ship maintenance and repair; installation, maintenance and repair of automobile, apparatus, communication and navigation instrument as well as their components and accessories; sea port construction, building construction supervision and management; building management; service for	From December 18, 1997 to December 18, 2004

				building development; building information; plan of building management and real estate development; ship dismantling and auto service	
4		B08933	China Shipping (Group) Corporation	Category 38: communication service; information reception and transmission; electronic communication service; service for ship data exchange communication	From December 18, 1997 to December 18, 2004
5		B08934	China Shipping (Group) Corporation	Category 39: air, sea and river transport and transport service; conveyance and transport brokerage; ship and auto leasing; container leasing; store leasing; pick-up and distribution at the store, container storage and supply of ship fuel; ship moorage; container loading/ unloading service; trip arrangement	From December 18, 1997 to December 18, 2004
6		B08935	China Shipping (Group) Corporation	Category 41: shipping training and education; provide and arrange ship courses	From December 18, 1997 to December 18, 2004
7		B08936	China Shipping (Group) Corporation	Category 42: provide temporary lodging, boarding and booking; restaurant; bar; ship conferencing service	From December 18, 1997 to December 18, 2004
8		B11629	China Shipping (Group) Corporation	Category 39: air, sea and river transport and transport service; conveyance and transport brokerage; ship and auto leasing; container leasing; store leasing; pick-up and distribution at the store, container storage and supply of ship fuel; ship moorage; container loading/ unloading service; trip arrangement	From December 18, 1997 to December 18, 2004

二〇〇四年五月十日

中海集装箱运输股份有限公司

中海集团物流有限公司

中海船务代理有限公司

中海工业有限公司

与

上海浦海航运有限公司

关于上海浦海航运有限公司增资的协议

关于上海浦海航运有限公司增资的协议

本协议由以下各方于2004年5月10日在中华人民共和国上海市签署：

甲方：中海集装箱运输股份有限公司

乙方：中海集团物流有限公司

丙方：中海船务代理有限公司

丁方：中海工业有限公司

戊方：上海浦海航运有限公司

鉴于：

1. 甲方是一家依照中国法律合法设立并有效存续的股份有限公司，于本协议签署日持有戊方50%的股权，乙方、丙方及丁方均为依照中国法律合法设立并有效存续的有限责任公司，于本协议签署日分别持有戊方20%、20%、10%的股权；

2. 戊方是一家依照中国法律合法设立并有效存续的有限责任公司，其经营范围为国际海上集装箱运输业务，国内沿海及长江水系各港间货物（含集装箱）运输，集装箱制造、修理、租赁、销售，船舶租赁、销售，船员劳务和船员技术培训及其它船舶服务，水路货运代理，船舶代理（以上涉及许可经营的凭许可证经营）；

3. 为扩大戊方的经营规模，促进戊方的快速发展，甲乙丙丁四方拟依本协议之规定对戊方进行增资。

据此，各方经平等协商，订立本协议如下：

第一条 定义

1.1 除非根据上下文应另作理解，本协议中下列词语有如下含义：

「甲方」 指 中海集装箱运输股份有限公司。

「乙方」	指	中海集团物流有限公司。
「丙方」	指	中海船务代理有限公司。
「丁方」	指	中海工业有限公司。
「戊方」	指	上海浦海航运有限公司。
「本次增资」	指	甲乙丙丁四方依据本协议规定对戊方进行增资之行为。
「签署日」	指	本协议文首所述日期，即2004年5月10日。
「完成日」	指	本协议第2.4条规定的所有条件全部获得满足之日。
「证监会」	指	中国证券监督管理委员会。
「联交所」	指	香港联合交易所有限公司。
「出资日」	指	本协议第2.4条第（1）（2）（3）项条件全部获得满足之日。
「中国」	指	中华人民共和国。

1.2 本协议的标题为便于参考之用，并不影响条款本身含义。

第二条 增资

2.1 甲乙丙丁四方同意依据本协议之规定对戊方进行增资，增资的方式为以货币资金增资。

2.2 于本次增资中，甲乙丙丁四方对戊方增加的投资额及认缴的注册资本数额如下：

单位：人民币万元

	新增加的投资额	新认缴的注册资本数额	增资后持有注册资本的数额
甲方	50000万元	50000万元	90%

	新增加的投资额	新认缴的注册资本数额	增资后持有注册资本的数额
乙方	2012 万元	2012 万元	4%
丙方	2012 万元	2012 万元	4%
丁方	1006 万元	1006 万元	2%
合计	55030 万元	55030 万元	100%

2.3 各方同意，自完成日起，甲乙丙丁四方即各自合法持有本协议第 2.2 条所规定的新认缴的注册资本，享有并承担与新认缴的注册资本有关的一切权利、权益及义务，并承担相应的风险与责任。

2.4 下述条件全部获得满足之日为完成日：

（1） 甲乙丙丁四方已经获得有权批准机关批准，同意其按照本协议规定对戊方进行增资；

（2） 戊方召开股东会批准本次增资；

（3） 甲方经证监会批准及联交所同意，在境外公开发行股票并在联交所主板上市，且上市募集资金已经依法调回境内；

（4） 甲乙丙丁四方已经按照本协议规定将其各自新增的投资注入戊方，前述出资经会计师验证已经足额到位；

（5） 戊方就本次增资向上海市工商行政管理局办理并完成有关变更登记手续，并取得变更后的企业法人营业执照。

2.5 若截至 2004 年 12 月 31 日，本协议第 2.4 条所述在完成日应获得满足的条件未能全部获得满足，则自 2005 年 1 月 1 日（含该日）起，任何一方均有权以书面形式提出解除本协议。

第三条 <u>出资的方式和时间</u>

3.1 各方一致同意，甲乙丙丁四方应于出资日起一个月内，将其各自对戊方的新增投资按照本协议的规定注入戊方。

3.2 戊方应于出资日起 7 个工作日内，将接收资金的帐户及其相关必要之信息通知甲乙丙丁四方。同时，戊方应向甲乙丙丁四方提供一切必要和合理的协助。

3.3 于甲乙丙丁四方的出资到位后，戊方应立即聘请符合资格的会计师事务所对甲乙丙丁四方的出资进行审核验证，并出具验资报告。

第四条 有关投资计划

4.1 戊方同意于本次增资完成后将甲乙丙丁四方新增的投资用于以下投资计划：在渤海湾地区，以天津为中心投入一艘 1000 箱左右船舶；

（1） 南方航线，以宁波为中心投入一艘 1000 箱左右船舶；

（2） 以上海为中心，上海至天津投入 2 艘 1000 箱左右船舶，上海至青岛投入 2 艘 1000 箱左右船舶，上海至大连投入 1 艘 1000 箱左右船舶；

（3） 东南亚航线，以马来西亚巴生港为中心，投入 2 艘 600-1000 箱船舶和 1 艘 1000 箱以上船舶，以满足泰国，越南，印度尼西亚三国进出口运输对支线的需求；

（4） 购建数艘江海联运船舶，以满足上海洋山集装箱港口建成后对江海联运支线运输的需求；

（5） 继续租用目前的六艘 200 箱左右船舶，进行沿海其他较小港口的支线运输。

若甲乙丙丁四方在本次增资中新增投资不足上述项目实际需求资金总额，则差额部分可由戊方自行通过其他合法渠道筹集，或由戊方与其他各方另行协商确定。

4.2 为保证股东的投资能够获得较高回报，保证戊方的投资计划能够符合届时市场的实际情况，各方同意授权甲方根据届时市场的变化对本协议第 4.3 条所规定的投资计划进行调整，并负责在该等投资计划实施过程中对戊方进行监督。

4.3 戊方同意按照甲方的要求，采取一切合理的措施，保证新增投资专项用于本协议所规定的投资项目。前述合理措施包括但不限于建立相应的资金管理制度、定期报告制度等。

若甲方对戊方所采取的合理措施提出疑问，则戊方应立即给予明确和详细的回复，并应根据甲方的要求相应调整合理措施。

第五条　声明、承诺及保证

5.1 为本协议之目的，甲乙丙丁四方不可撤销地向戊方及相互作如下声明、承诺及保证：

(1) 甲方为依照中国法律依法成立并有效存续的股份有限公司，乙丙丁方为依照中国法律依法成立并有效存续的有限责任公司，均具备按照本协议规定享有权利、履行义务的完全行为能力，且其目前并无依据中国法律、法规须提前终止的情形或潜在风险；

(2) 除已如实详尽地以书面方式告知者外，截至签署日，并无任何其他诉讼、仲裁或其他司法机关、执法机关的行为对本协议的签署、履行构成法律障碍；

(3) 签署、执行本协议并不违反任何法定或约定义务，或违反有关命令、禁止、裁决；

(4) 签署、执行本协议已取得或保证取得一切必要的批准及履行一切必要的授权程序。

5.2 为本协议之目的，戊方不可撤销地向其他各方作如下声明、承诺及保证：

(1) 戊方是依照中国法律合法成立并有效存续的有限责任公司，目前并无依据中国法律、法规须提前终止的情形或潜在风险；

(2) 除已如实详尽地以书面方式告知者外，截至签署日，并无任何其他诉讼、仲裁或其他司法机关、执法机关的行为对本协议的签署、履行构成法律障碍；

(3) 签署、执行本协议及相关协议并不违反任何法定或约定义务，或违反有关命令、禁止、裁决；

(4) 签署、执行本协议及相关协议保证取得其董事会及股东会的批准。

5.3 即使在完成日后，上述声明、承诺及保证将继续有效。

第六条　税费承担

6.1 各方同意将依法自行承担各自因本协议而发生的税费及相关税务法律责任。

第七条　保密

7.1 本协议各方承认及确定凡彼此就有关本协议主要条款而交换的任何口头或书面资料均属机密资料（包括但不限于本协议主要条款及本次增资）。本协议各方将所有该等资料绝对保密，而在未得对方书面同意前，不会向任何第三者披露任何有关资料，惟下列情况除外：

（1） 公众人士知悉或将会知悉该等资料（且并非接受该等资料之契约者擅自向公众披露）；

（2） 按适用法律、法规或规例所需披露之资料；或

（3） 由任何一方就本协议主要条款所述事宜而需向其法律或财务顾问披露之资料而该法律或财务顾问亦受本保密义务的约束。

无论本协议以任何理由终止，本保密义务仍然生效。

7.2 乙丙丁戊四方确认并保证在取得甲方书面的同意前，不以任何方式披露本协议所述事宜的内容，在甲方书面同意披露后，应根据甲方拟订的口径披露有关信息。

第八条 <u>违约责任</u>

8.1 任何一方违反本协议项下声明、承诺、保证及其他义务，即构成违约，均须依据有关法律及本协议规定承担违约责任。

8.2 各方同意，当发生下列情形之一时，本协议解除：

（1） 若一方违反其在本协议项下的声明、承诺、保证及其他义务（包括但不限于向对方提供的信息虚假、构成误导），致使其他方于本协议项下的目的落空，则守约方有权随时单方解除本协议；或

（2） 若发生本协议第 2.5 条所述情形，则各方之任何一方有权书面提出解除本协议。

甲、乙各方同意，当本协议根据本协议第 8.2 条的规定解除时，自一方发出解除本协议的书面通知之日起，各方在本协议项下的权利、义务即全部解除，各方不再互负任何义务、责任。

第九条 <u>不可抗力</u>

9.1 本协议中，“不可抗力”是指本协议各方所不能控制且不可预见，或者虽可以预见，但不可避免的妨碍任何一方全部或部分履行本协议的一切事件。

此种事件包括地震、塌方、陷落、洪水、台风等自然灾害以及火灾、爆炸、事故、战争、暴动、起义、兵变、社会动乱或动荡、破坏活动或任何其它类似的或不同的偶发事件。

9.2 如发生不可抗力，以致于任何一方因这种事件的发生而无法履行其在本协议项下的义务，则此种义务在不可抗力持续期间应予中止，履约期限按上述中止时间自动延长，中止履行义务一方不承担违约责任。

9.3 遭受不可抗力的一方应立即书面通知有关的对方，并提供遭受不可抗力及其影响的适当并经当地公证部门公证的证据。遭受此种不可抗力的一方还应采取一切必要措施终止或减轻此种不可抗力造成的影响。9.4 如遇不可抗力，遭受此种不可抗力的一方应立即与对方协商，寻求公平的解决办法，采取一切合理措施将不可抗力所带来的后果减至最低限度。

9.4 如果不可抗力发生或影响的时间连续超过三个月以上且妨碍任何一方履行本协议时，任何一方有权要求终止本协议项下有关各方的义务。本协议因此被终止时，各方应公平合理地处理相互间的债权、债务关系。

第十条 <u>法律适用及争议的解决</u>

10.1 本协议的订立、效力、解释及执行均适用中国法律、法规及有效的政府部门的规章。

10.2 各方因履行本协议或与本协议有关的所有纠纷均应当以友好协商的方式解决，如协商不成的，一方有权向有管辖权的人民法院提起诉讼。在争议持续期间，除争议部分外各方应当继续履行本协议其余条款。

10.3 根据中国有关法律，若本协议任何条款被法庭裁决为无效，则并不影响本协议其他条款的持续有效和执行。

第十一条 <u>本协议的生效</u>

11.1 本协议自以下条件全部满足之日起生效：

（1） 本协议经各方法定代表或授权签署并加盖公章；

（2） 甲方经证监会批准及联交所同意，在境外公开发行股票并在联交所主板上市。

第十二条 其他

12.1 本协议的任何一部分或某条款被认为无效、不合法、不可执行或无法执行等，本协议其余部分及其余条款的效力、合法性及可执行性将不受影响。

12.2 一方没有或延迟行使本协议项下的权利，不构成对这种权利或补救措施的放弃，也不构成对任何其它权利的放弃。一方放弃行使本协议项下的任何权利的任何一项或其一部分的行为不会导致限制该方进一步行使这种权利，或行使任何其它权利或采取任何其它补救措施。

12.3 除本协议另有明确规定外，本协议规定的各种权利及补救措施与法律规定的任何其它权利或补救措施相互之间是兼容的，而不是互相排斥的。

12.4 本协议的任何修改、补充、变更应经各方协商一致并采用书面形式，并经各方授权代表适当签署并应按本协议的生效办法生效。

12.5 本协议以中文写成，正式文本一式八份，各方各执一份，其他供报有关主管机关备案之用。经各方在文本上正式签署后，每份文本皆被视为正本，具有同等的法律效力。

（本页为签署页，无正文）

各方在本协议文首所述日期签署本协议，以昭信守。

甲方：中海集装箱运输股份有限公司

授权代表：

乙方：中海集团物流有限公司

授权代表：

丙方：中海船务代理有限公司

授权代表：

丁方：中海工业有限公司

授权代表：

戊方：上海浦海航运有限公司

授权代表：

Agreement on Additional Investment in Shanghai Puhai Navigation Co. Ltd.

Between

China Shipping Container Lines Co., Ltd

China Shipping Group Logistics Co., Ltd.

China Shipping Service Agency Co., Ltd.

China Shipping Industrial Co., Ltd.

and

Shanghai Puhai Navigation Co., Ltd.

10 May 2004

Agreement on Additional Investment in Shanghai Puhai Navigation Co., Ltd.

This agreement is signed between the following parties in Shanghai, the People's Republic of China on 10 May , 2004:

Party A: China Shipping Container Lines Co., Ltd

Party B: China Shipping Group Logistics Co., Ltd.

Party C: China Shipping Service Agency Co., Ltd.

Party D: China Shipping Industrial Co., Ltd.

Party E: Shanghai Puhai Navigation Co., Ltd.

In view that:

Party A is a company with limited liabilities established effectively existing in accordance with Chinese laws and holds 50% of Party E's stock on the signing date of the agreement. Parties B, C and D are all companies with limited liabilities established and effectively existing in accordance with Chinese laws, and hold 20%, 20% and 10% of Party E's share ownership respectively on the signing date of the agreement;

Party E is a company with limited liabilities established and effectively existing in accordance with Chinese laws, and its business scope covers international marine container transportation, domestic freight transportation (including container) between coastal and Yangtze River water system ports, manufacturing, repair, leasing and sales of containers, ship leasing and sales, crew labor, crew technical training and other ship service, water freight agency, ship agency (operation by permit where it is so required);

To expand the business scale of Party E and promote rapid growth of Party E, Parties A, B, C and D plan to make additional investment in Party E according to the regulations in the agreement.

Through equal consultation, all the parties conclude the agreement as below:

Article 1 Definition

1.1 Unless otherwise interpreted as may be required in the context, the following expressions in the agreement have the following meanings:

[Party A]	refers to China Shipping Container Lines Co., Ltd
[Party B]	refers to China Shipping Group Logistics Co., Ltd.

[Party C]	refers to China Shipping Service Agency Co., Ltd.
[Party D]	refers to China Shipping Industrial Co., Ltd.
[Party E]	refers to Shanghai Puhai Navigation Co., Ltd.
[Additional investment]	refers to make additional investment in Party E made by Parties A, B, C and D in accordance with the regulations of the agreement
[Signing date]	refers to the date as stated at the beginning of the agreement, namely 10 May 2004.
[Date of fulfillment]	refers to the date when all the conditions stated in Article 2.4 of the agreement are fulfilled.
[CSRC]	refers to China Securities Regulatory Commission.
[United Stock Exchange]	refers to United Stock Exchange Co., Ltd. of Hong Kong.
[Date of capital contribution]	refers to the date when all the conditions started in Items (1), (2) and (3) of Article 2.4 of the agreement are fulfilled.
[China]	refers to the People's Republic of China

1.2 The title of the agreement serves just for reference purpose, and has no influence on the meanings of the terms.

Article 2 <u>Additional investment</u>

2.1 Parties A, B, C and D agree to make additional investment in Party E in accordance with the regulations of the agreement, in the form of monetary fund.

2.2 Following is the additional investment and additional subscription of registered capital of Parties A, B, C and D in Party E:

Unit: 10000 yuan RMB

	Additional investment	Additional contribution of registered capital	Registered capital held after the additional investment
Party A	50000	50000	90%
Party B	2012	2012	4%
Party C	2012	2012	4%
Party D	1006	1006	2%
Total	55030	55030	100%

2.3 All Parties agree that, from the date of fulfillment, Parties A, B, C and D will legally hold the newly contributed registered capital stated in Article 2.2 of the agreement, enjoy and assume all the rights, benefits and duties relating to the newly contributed registered capital, and bear risks and responsibilities accordingly.

2.4 The date of fulfillment refers to the date when all the following conditions are fulfilled:

(1) Parties A, B, C and D have obtained approval from authorities so empowered to make additional investment in Party E in accordance with the regulations of the agreement;

(2) Party E holds a meeting of shareholders' meeting to approve the additional investment;

(3) With the approval of CSRC and the United Stock Exchange, Party A issues public stock overseas and have it listed in the main board of the United Stock Exchange, and the listed subscription capital has been recalled from overseas;

(4) Parties A, B, C and D have transferred their respective new additional investment to Party E according to the regulations of the agreement, and the aforesaid capital contribution has bee made in full as verified by the accountant;

(5) Party E handles and completes the procedure for registration of alteration regarding the additional investment with Shanghai Administration for Industry and Commerce, and has obtained the business license of the enterprise as legal entity after the said alteration.

2.5 If, by December 31st, 2004, the conditions that should be fulfilled by the date of fulfillment as stated in Article 2.4 of the agreement have not all been fulfilled, then starting from January 1st, 2005 (inclusive), any of the parties is entitled to propose to

cancel the agreement in a written form. (The deadline is to be determined depending on the listing date of the limited company and progress of handling of related procedures).

Article 3 Methods and time for capital contribution

3.1 All the parties agree that, Parties A, B, C and D shall inject their respective additional investment in Party E into Party E in accordance with the regulations of the agreement within one month after the date of capital contribution.

3.2 Party E shall inform Parties A, B, C and D of its account for receiving the capital as well as related necessary messages within [ ] working days after the date of capital contribution. In the meantime, Party E shall provide all necessary and reasonable assistance to Parties A, B, C and D.

3.3 Immediately upon arrival of the capital contribution of Parties A, B, C and D, Party E shall appoint qualified certified public accountants to make examination and verification of the capital contributed the four parties and issues assets verification report.

Article 4 Arrangement about Party E' s board of directors and the investment plan

4.1 Parties A, B, C and D agree that the composition of Party E's board of directors should be adjusted, and such adjustment shall come into effect upon completion of the additional investment through approval by Party E's shareholders' meeting. The board of directors after such adjustment, is composed of [ ] directors, including [ ] appointed by Party A, [ ] directors appointed by Party B, [ ] directors appointed by Party C, and [ ] directors appointed by Party D. (If the share ownership ratio is changed after the additional investment, it is then suggested that the board of directors should b adjusted to reflect the new stock composition.).

4.2 All the parties agree to call the attention of Party E's shareholders' meeting to it that it should authorize Party E's board of directors to amend the company's articles of association correspondingly according to the above mentioned scheme for adjustment of the board of directors, when handling the procedure for industrial and commercial registration of alteration.

4.3 Party E agrees that, upon completion of the additional investment, it will use the additional investment made by the four parities of A, B, C and D for the following investment plan: (The following investment projects are enumerated from the company's financing feasibility report, pending company's confirmation).

(1) Put into operation a ship with a capacity of around 1000 containers in Bohai Gulf area centered around Tianjin;

(2) Put into operation a ship with a capacity of around 1000 containers on the southern line centered around Ningbo;

(3) Centered around Shanghai, put into operation two ships with a capacity of around 1000 containers each between Shanghai and Tianjin, two ships with a capacity of around 1000 containers each between Shanghai and Qingdao, and one ship with a capacity of around 1000 containers between Shanghai and Dalian;

(4) For the Southeast Asian line, centered around Kalang, Malaysis, put into operation two 600-1000 container ships each as well as a ship with a capacity of over 1000 containers, to meet the requirement on the feeder lines for import and export transportation for Thailand, Vietnam and Indonesia;

(5) Purchase several ships for combined transportation river and sea transportation, to meet the requirement on combined transportation on the feeder lines after completion of Shanghai Yangshan Container Port;

(6) Continue to rent the present 6 ships of around 200-container capacity each for feeder line transportation of other smaller ports along the coast.

If the additional investment made by the four parties of A, B, C and D can not cover the total amount of capital as actually needed for the above projects, then the difference may be raised by Party E itself through other legitimate channels, or be subject to separate consultation between Party E and other parties for determination.

4.4 In order that the shareholders' investment may bring high returns, and the investment plan may match with the then actual market situation, all the parties agree to authorize Party A to adjust the investment plan as specified in Article 4.3 of the agreement depending on the then market variations, and supervise over Party E during implementation of such investment plan.

4.5 Party E agrees to adopt all reasonable measures as required by Party A to ensure that the additional investment is specially used for the investment projects specified in the agreement. The aforesaid reasonable measures include but not limited to formulation of a corresponding fund management regulation and regular reporting system.

If Party A raises doubts about the reasonable measures adopted by Party E, then Party E shall make explicit and detained response, and adjust such reasonable measures as required by Party A.

Article 5 <u>Declaration, commitment and guarantee</u>

5.1 For the purpose of this agreement, the four parties of A, B, C and D irrevocably make the following declaration, commitment and guarantee to Party E and mutually:

(1) Party A is a company with limited liabilities established and effectively existing according to Chinese laws, and Parties B, C and D are companies with limited liabilities established and effectively existing according to Chinese laws. All of the four companies have full capacity for civil conduct to enjoy the rights and perform the duties according to the agreement, and there is no such condition or potential risk as makes it necessary to terminate them ahead of time according to Chinese laws and regulations;

(2) Up to the consigning date, there has been no other legal proceeding, arbitration or other action of judicial organs or law enforcement agencies constituting a legal obstacle to the signing and implementation of the agreement, than what has been notified in writing in a truthful and detailed way.

(3) Signing and implementation of the agreement does not violate any legal or contractual duty, or related order, prohibition or award;

(4) Signing and implementation of the agreement has obtained or is sure to obtain all necessary approval and complete all necessary procedures for authorization.

5.2 For the purpose of this agreement, Party E irrevocably makes the following declaration, commitment and guarantee to all the other parties:

(1) Party E is company with limited liabilities established and effectively existing according to Chinese laws, and there is no such condition or potential risk as makes it necessary to terminate them ahead of time according to Chinese laws and regulations;

(2) Up to the consigning date, there has been no other legal proceeding, arbitration or other action of judicial organs or law enforcement agencies constituting a legal obstacle to the signing and implementation of the agreement, than what has been notified in writing in a truthful and detailed way.

(3) Signing and implementation of the agreement does not violate any legal or contractual duty, or related order, prohibition or award;

(4) It is guaranteed that signing and implementation of the agreement and related agreements will obtain approval from its board of directors and shareholders' meeting.

5.3 Even after the date of fulfillment, the above declaration, commitment and guarantee will remain in effect.

Article 6 Taxation

All the parties agree that they should bear their respective taxes and legal responsibility relating to taxation arising from this agreement.

Article 7 Confidentiality

7.1 All the parties to this agreement admit and confirm that, any oral or written information exchanged between them regarding the main terms of the agreement is all confidential information (including but not limited to the main terms of the agreement and the additional investment). All the parties to the agreement will keep absolute secrecy on all such information, and without a prior written consent of the other parties, will not disclose any related information to any third party, with the following exception:

(1) The public know or will know such information (and disclosure to the public is not made by a contractor that receives such information);

(2) Information that has to be disclosed according to applicable laws, regulations or stipulations; or

(3) Such information as is required to be disclosed by any party to its legal or financial consultant regarding matters stated in the main terms of the agreement, and such legal or financial consultant is also under the constraint of the duty of confidentiality.

The duty for confidentiality will remain in effect upon termination of the agreement for any reason.

7.2 The four parties of B, C, D and E confirm and guarantee that, without prior written consent from Party A, they will not disclose the contents of the matters stated in the agreement in any manner. After obtaining a written consent from Party A for such disclosure, they shall disclose related information with the same account arranged by Party A.

Article 8 Breach of contract

8.1 Any party's breach of the declaration, commitment and guarantee and other duties under the agreement constitutes breach of contract, and it shall assume the responsibility for breach of contract according to relevant laws and the regulations of the agreement.

8.2 All the parties agree that the agreement will be terminated in any of the following cases:

(1) If any party's breach of its declaration, commitment, guarantee and other duties under the agreement (including but not limited to false information provided to other parties, and misleading) results in other parties' being unable to attain the purpose under the agreement, then the observing party is entitled to cancel the agreement at any time; or

(2) If the condition stated in Article 2.5 of the agreement appears, then any of the parities is entitled to propose cancellation of the agreement in writing.

Party A and Party B agree that, when the agreement is cancelled according to the regulation in Article 8.2 of the agreement, the rights and duties of all the parties under the agreement will all be cancelled from the day when a party issues a written notice for cancellation of the agreement, and there will be no duties and responsibilities between them any longer.

Article 9 <u>Force majeure</u>

9.1 In the agreement, "force majeure" refers to all events preventing any party from completely or partially implementing the agreement, which the parties to this agreement can not control or foresee, or can not avoid although they can be foreseen. Such events include natural calamities such as earthquake, land slip, subsidence, flood and typhoon, as well as fire, explosion, accident, war, riot, uprising, mutiny, social turmoil or unrest, sabotage or any other similar or different contingencies.

9.2 _If, due to occurrence of such events, any party under force majeure can not perform its duties under the agreement, then such duties shall be suspended during the force majeure, and the period of performance shall extend automatically according to the said period of suspension. The party for which the duties are suspended will assume no responsibility for breach of contract.

9.3 _The party suffering from the force majeure shall immediately inform the other parties in writing, and provide proper evidence on its suffering from the force majeure and the affection that has been notarized by local notary departments. In addition, the party suffering from such force majeure shall adopt all necessary measures to terminate or reduce the affection caused by such force majeure.

9.4 In the case of a force majeure, the suffering party shall consult with other parties immediately to find a fair approach of settlement, and take all reasonable steps to reduce the consequences of the force majeure to a minimum.

9.5 If the time of occurrence or affection of the force majeure exceeds 3 months in succession, and prevents any party from performing the agreement, any party is entitled to request termination of duties of all related parties under the agreement.

When the agreement is thus terminated, all the parties shall handle all claims and debts between them in a fair and reasonable way.

Article 10 <u>Law applicability and settlement of disputes</u>

10.1 Chinese laws, regulations and valid stipulations of government departments apply to the conclusion, effectiveness, interpretation and implementation of the agreement.

10.2 All disputes between the parties arising from performance of the agreement or related to the agreement shall be settled through friendly consultation. If such consultation fails, any party is entitled to bring a legal action to the people's court with jurisdiction. During the existence of disputes, all the parties shall continue to implement the other terms of the agreement than those parts in dispute.

10.3 If any term of the agreement is judged as invalid by the court according to relevant Chinese laws, then that will not affect continuous effectiveness and implementation of other terms of the agreement.

Article 11 <u>Effectiveness of the agreement</u>

11. This agreement will come into effect when all the following conditions are fulfilled:
(1) Upon signature by the legal representatives or authorized representatives and affixation of official seals of all the parties;
(2) As approved by China Securities Regulatory Commission and agreed by the United Stock Exchange Co., Ltd. of Hong Kong, Party A publicly issues stock overseas and is listed in the Main Board of the United Stock Exchange Co.,Ltd. of Hong Kong.

Article 12 <u>Others</u>

12.1 When any part or a term of the agreement is deemed as ineffective, unlawful, enforceable, or can not be implemented, the effect, lawfulness and enforceability of the remaining parts and remaining terms of the agreement will remain unaffected.

12.2 A party's failure to exercise or delay in exercising its rights under the agreement does not constitute a waiver of such rights or remedies, or any other rights. A party's waiver of any of its rights under the agreement or any part of it will not restrain such party in further exercising the said right, or exercising any other right, or adopting any other remedies.

12.3 Unless otherwise specified explicitly in the agreement, all the rights and remedies as specified in the agreement are mutually compatible, and not conflicting, with any other rights or remedies prescribed by the law.

12.4 Any revision, supplement or amendment of the agreement shall be made in the written form after consensus reached through consultation, duly signed by authorized representatives of all the parties, and become effective according to the method of effectiveness for the agreement.

12.5 This agreement is prepared in Chinese in 8 official copies, with each party holding one of them and the rest being submitted to relevant competent organs for record purpose. After these copies are signed officially by all the parties, each of them will be deemed as original and having the same legal effect.

(Following is the page for signatures and has no text)

(This is the page for signatures and contains no text)

All the parties signed the agreement on the date stated at the beginning of the agreement for strict adherence.

Party A: China Shipping Container Lines Co., Ltd.

Authorized representative:

Party B: China Shipping Group Logistics Co., Ltd.

Authorized representative:

Party C: China Shipping Service Agency Co., Ltd.

Authorized representative:

Party D: China Shipping Industrial Co., Ltd.

Authorized representative:

Party E: Shanghai Puhai Navigation Co., Ltd.

Authorized representative:

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co., Ltd reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co., Ltd assigns the 12.5% of the stock of China Shipping Global Air Freight Co., Ltd. originally held by China Shipping Container Lines Co., Ltd to China Shipping (Group) Corporation at 10 million yuan RMB.

Signatures and seals of both parties to the agreement:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd
(and seal)

October 20, 2003

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co., Ltd reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co., Ltd assigns the 20% of the stock of Qingdao New Oriental Container Storage&Transport Co., Ltd. originally held by China Shipping Container Lines Co., Ltd to China Shipping (Group) Corporation at 2 million yuan RMB.

Signatures and seals of both parties to the agreement:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd
(and seal)

October 20, 2003

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co., Ltd reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co., Ltd assigns the 21.74% of the stock of Shanghai China Shipping Storage&Transport Co., Ltd. originally held by China Shipping Container Lines Co., Ltd to China Shipping (Group) Corporation at 10 million yuan RMB.

Signatures and seals of both parties to the agreement:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd
(and seal)

October 20, 2003

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co., Ltd reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co., Ltd assigns the 4% of the stock of China Shipping Harbor Development Co., Ltd. originally held by China Shipping Container Lines Co., Ltd to China Shipping (Group) Corporation at 40 million yuan RMB.

Signatures and seals of both parties to the agreement:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd
(and seal)

October 20, 2003

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co., Ltd reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co., Ltd assigns the 3.96% of the stock of China Shipping Group Logistics Co., Ltd. originally held by China Shipping Container Lines Co., Ltd to China Shipping (Group) Corporation at 19.8 million yuan RMB.

Signatures and seals of both parties to the agreement:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd
(and seal)

October 20, 2003

中国海运（集团）总公司

与

中海集装箱运输股份有限公司

不竞争协议

不竞争协议

本不竞争协议 (“**本协议**”) 由下述双方于二零零四年六月三日在中华人民共和国 (“**中国**”) 香港特别行政区订立：

中国海运（集团）总公司，一家根据中国法律成立并合法存续的全民所有制企业，其法定地址为中国上海市东大名路 700 号 (“**集团公司**”)；与

中海集装箱运输股份有限公司，一家根据中国法律成立并合法存续的股份有限公司，其法定地址为上海市浦东新区福山路 450 号 27 楼 (“**股份公司**”)。

鉴于：

1、股份公司拟于近期首次公开发行境外上市外资股 (“**H 股**”) 并在香港联合交易所有限公司主板 (“**香港主板**”) 上市；

2、集团公司是股份公司的独家发起人和控股股东，在股份公司发行 H 股之前和之后 (假设超额配股权 (定义见招股章程) 未被行使) 集团公司分别持有股份公司之 100% 和 59.87% 的股权；

3、上市集团（定义见下文）目前所从事的核心业务主要包括：海上集装箱运输业务及集装箱货运代理业务。

经双方协商一致，为避免集团公司及其附属公司与股份公司或其附属公司产生同业竞争事宜，特签订如下协议：

第一条　　释义

附属公司	与上市规则（定义见下文）中该词的涵义相同。
上市集团	指股份公司及其附属公司。
控股股东	与上市规则（定义见下文）中该词的涵义相同。
核心业务	指股份公司及/或其附属公司主要从事的海上集装箱运输业务及集装箱货运代理业务。
计划发展业务	指股份公司在招股章程内披露的、股份公司及/或其附属公司计划发展的业务。
竞争性业务	指与核心业务及/或计划发展业务在中国境内或境外市场上存在直接或间接竞争或可能产生竞争的任何项目和业务。

招股章程　　指股份公司为其发行 H 股并于香港主板上市而出具的招股章程。

上市规则　　不时修订的香港联合交易所有限公司证券上市规则。

第二条　　不竞争承诺

(1) 集团公司(称为“**承诺方**”)在此无条件地及不可撤销地向股份公司承诺和保证在本协议生效期间：

(a) 除下文第二条的第 (2) 段及第 (3) 段载列的例外情况外，承诺方将不会、亦将促使其所有附属公司（上市集团成员除外）不会直接或间接持有、投资、参与或经营竞争性业务；及

(b) 除上述外，承诺方及其附属公司 (上市集团成员除外) 在有任何投资、参与、发展、经营、从事竞争性业务或购买该等业务的权益的机会时，承诺方应于得知该等机会时立刻通知股份公司，并将竭尽全力促使股份公司有优先机会以不逊于承诺方或其附属公司可享有的条款，投资、参与、发展、经营 或从事该等竞争性业务、或购买该等业务的权益。

(2) 承诺方确认，其透过其三家附属公司中海集团物流有限公司(“中海物流”)、中海船务代理有限公司(“中海船务”)及鹏达船务物流有限公司(“鹏达物流”)目前从事一定的集装箱货运代理业务，并依靠上述业务向上市集团提供了更多的货源。

承诺方保证，中海物流、中海船务和鹏达物流从事的集装箱货运代理业务中所揽的集装箱货物将优先给予上市集团负责承运；若承诺方有意出让其在中海船务、中海物流或鹏达物流持有的股权，则上市集团将拥有收购该等股权的优先购买权。除中海物流、中海船务及鹏达物流外，承诺方及其附属公司 (上市集团成员除外) 在有任何投资、参与、发展、经营或从事集装箱货运代理业务（包括从第三方所揽到的集装箱货物）或购买该等业务的权益的机会时，承诺方将于得知该等机会时立刻通知股份公司，并将竭尽全力促使上市集团有优先机会以不逊于承诺方或其附属公司可享有的条款，投资、参与、发展、经营 或从事该等集装箱货运代理业务（包括承运所揽到的集装箱货物)、或购买该等业务的权益。

(3) 承诺方确认，其目前亦(i)透过其附属公司上海仁川国际渡轮有限公司（“仁川渡轮”）经营中国与韩国之间的客货班轮业务；(ii)透过其附属公司五州航运有限公司（“五州航运”）经营香港与珠江三角洲区域间、以及香港、深圳与越南之间的集装箱驳船运输业务；(iii)透过其附属公司中国海运（柬埔寨）代理有限公司（“中海柬埔寨”）在柬埔寨经营集装箱驳船运输、集装箱船舶和货运代理业务（统称“现有的集运业务”)，但该等业务不会对上市集团目前所从事的海上集装箱运输业务造成任何直接或间接的竞争或冲突，因为(i)仁川

渡轮所使用的船舶为同时运载乘客与货物的船舶，并非集装箱船舶；(ii)五洲航运所使用的船舶为驳船，并非集装箱船舶，其运载能力比上市集团的船舶小很多（一般低于 200TEU）及(iii)中海柬埔寨提供集装箱驳船运输服务的区域仅限于湄公河，中海柬埔寨所使用的一艘船舶为驳船，并非集装箱船舶，其运载能力比上市集团的船舶小很多（仅 124TEU），并且，中海柬埔寨的主营业务是为集团公司的其他附属公司（上市集团成员除外）提供船舶代理服务。

承诺方保证，承诺方不会、亦将促使其附属公司（上市集团成员除外）不会将其现有的集运业务的经营区域伸展或扩大；但若上市集团因认为某一个港口的运作成本太高或其设施及其它条件导致上市集团于该港口的经营业务不能达到成本效益，而要求五州航运将其集装箱驳船运输业务伸展至该港口，则五州航运有权将其集装箱驳船运输业务伸展至该港口。且承诺方及其附属公司 (上市集团成员除外) 在有任何投资、参与、发展、经营、从事更大区域或更大规模的海上集装箱运输业务或购买该等业务的权益的机会时，承诺方将于得知该等机会时立刻通知股份公司，并将竭尽全力促使上市集团有优先机会以不逊于承诺方或其附属公司可享有的条款，投资、参与、发展、经营 或从事该等海上集装箱运输业务、或购买该等业务的权益。

第三条　　保证

集团公司及股份公司分别向对方保证：

(1)　其享有充分、合法的权利、权力和授权签署本协议和履行本协议项下的义务，并已为此取得了所有必需的政府和公司内部批准；

(2)　本协议构成其合法、有效并具约束力的义务，且该义务可根据本协议条款予以强制执行；及

(3)　没有针对其本身有任何正在发生的或进行中的或威胁要进行的、并对其签署、完成或履行本协议或本协议项下的义务的能力有重大不利影响的争议 (包括诉讼、仲裁或行政程序)。

第四条　　赔偿

集团公司同意向股份公司及/或其附属公司赔偿由于集团公司或其附属公司(上市集团成员除外)违反本协议规定而致使股份公司或其附属公司遭受的一切损失、损害和开支。如集团公司因违反本协议规定而从中受益，集团公司同意将因此所得收益返还股份公司。

第五条　　适用法律及仲裁

本协议应受中国法律管辖，并根据中国法律解释。因本协议签订或履行，或因本协议的违约、终止或失效而产生的，或与之有关的本协议双方间的争议应由双方协商解决。如果争议不能通过协商解决，任何一方可将争议提交上海仲裁委员会，按其当时有效的仲裁规则进行仲裁。仲裁员或仲裁庭的裁决是终局的，对本协议双方均有约束力。

第六条　　生效期

本协议自双方签字之日起生效，并于集团公司不再是股份公司的控股股东或股份公司不再于香港主板上市时终止。

第七条　　本协议的修订和修改

对本协议的任何修订，应以书面形式作出，并应由本协议双方签署，并须经每一方按照任何有关的法律法规 (包括但不限于上市规则) 采取适当的法人行为批准。修订的部分构成本协议的有效内容。

第八条　　公告

未经所有对方事先书面同意，任何一方不得作出，或当其能够控制任何其他人时，不得允许任何人作出与本协议事项或任何附属事项有关的任何公告，但根据法律或中国证券监督管理委员会、联交所、香港证券及期货事务监察委员会或任何其他监管机关的规定而作出公告者除外。

第九条　　全部协议

各附件应构成本协议的组成部分。本协议及其附件构成双方就本协议之标的达成之全部合约，并取代双方以前就本协议标的达成之全部口头和书面的协议、合约、理解和通信。

有鉴于此，双方授权代表于本协议第一段所述日期地点签署本协议，以昭信守。

（以下为签字页，无正文）

（本页为签字页，无正文）

双方签字：

中国海运（集团）总公司

授权代表：李绍德

签字：

中海集装箱运输股份有限公司

授权代表：王大雄

签字：

Non-competition Agreement

Between

China Shipping (Group) Corporation

And

China Shipping Container Lines Co.,Ltd.

Non-competition Agreement

This non-competition agreement (hereinafter referred to as "the agreement" is concluded between the following two parties in Shanghai, the People's Republic of China ("China") on 10 May 2004.

China Shipping (Group) Corporation, an enterprise owned by the whole people established in accordance with the laws of China and existing legally, with its legal address: 700 Dongdaming Road, Shanghai, China ("the group company"); and

China Shipping Container Lines Co.,Ltd., a company with limited liabilities established in accordance with the laws of China and existing legally, with its legal address: Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai ("the limited company").

In view that:

1.The limited company plans to issue publicly for the first time its overseas listed foreign capital stock ("H share"), and have it listed in the main board of the United Stock Exchange Co., Ltd. of Hong Kong ("Hong Kong main board");

2.The grôup company is the exclusive sponsor and controlling shareholder of the limited company. Before and after issuing the H share (if the excess share distribution right (as defined in the prospectus) is not exercised), the limited company holds 100% and 59.87 % of the stock respectively.

3. The listed group (as defined below) is now engaged in the core business of ocean container transport and container freight agency.

As agreed upon between the two parties through consultation, the following agreement is signed to avoid fellow-trader competition between the group company or its affiliated companies and the limited company or its affiliated companies:

Article I Definition

Affiliated company	have the same meaning as the expression in the listing regulation (as defined below).
Listed group	refers to the limited company and its affiliated companies.
Controlling shareholder	have the same meaning as the expression in the listing regulation (as defined below).

Core business	refers to ocean container transport and container freight agency that the limited company and/or its affiliated companies are mainly engaged in.
Planned business	refers to the planned business of the limited company and/or its affiliated companies as disclosed by the limited in the prospectus.
Competitive business	refers to any item or business that competes directly or indirectly or will possibly compete with the core business and/ or planned business in the markets within the territory of China or overseas.
Prospectus	refers to the prospectus issued by the limited company to issue the H share and have it listed on the main board of Hong Kong.
Listing regulation	the securities listing regulation of the United Stock Exchange Co., Ltd. of Hong Kong that is revised from time to time.

Article II Non-competition commitment

(1) The group company (called the committing party) hereby commits and guarantee unconditionally and irrevocably to the limited company that during the validity of the agreement:

(a) With the exceptions listed in Paragraphs (2) and (3) of Article II below, the committing party will not, and have its affiliated companies not (except for members of the listed group), directly or directly hold, invest in, participate in or operate competitive business; and

(b) In addition to the above, when the committing party and its affiliated companies (except for member of the listed group) have any chances to invest in, participate in, develop, operate or engage in competitive business, or purchase the rights and benefits of such business, the committing party shall inform the limited company immediately upon learning about such chances, and shall do its best to make the limited company have an preferential chance to invest in, participate in, develop, operate or engage in such competitive business, or purchase the rights and benefits of such business according to terms not inferior than those that the committing party or its affiliated companies may enjoy.

(2) The committing party confirms that it is now engaged in a certain amount of container freight agency business through its 3 affiliated companies – China

Shipping Group Logistics Co. Ltd. ("China Shipping Logistics"), China Shipping Service Agency Co., Ltd. ("China Shipping Service") and Pengda Shipping & Logistics Co., Ltd. ("Pengda Logistics"), and provides more sources freight to the listed group through above mentioned business.

The committing party guarantees that China Shipping Logistics , China Shipping Service and Pengda Logistics will transfer container freight from their container freight agent business to the listed group with priority; if the committing party has the intention to assign the stock held by it in China Shipping Service, China Shipping Logistics or Pengda Logistics, then the listed group will have the preemptive right of such stock. With exception of China Shipping Logistics, China Shipping Service and Pengda Logistics, when the committing party and its affiliated companies (except for members of the listed group) have any chances to invest in, participate in, develop, operate or engage in container freight agent business (including container freight solicited from a third party) or to purchase the rights and benefits of such business, the committing party will inform the limited company immediately upon learning about such chances, and will do its best to make the limited company have an preferential chance to invest in, participate in, develop, operate or engage in such container freight agent business (including acceptance of the solicited container freight for carriage), or purchase the rights and benefits of such business according to terms not inferior than those that the committing party or its affiliated companies may enjoy.

(3) The committing party confirms that it now (i) operates combined cargo and passenger liner business between China and Korea through its affiliated company Shanghai Inchon International Ferry Co., Ltd.; (ii) operates container barter transport business between (i) Hong Kong and Zhujiang delta area and Hong Kong, Shenzhen and Vietnam through its affiliated company Wuzhou Navigation Co., Ltd. ("Wuzhou Navigation");(iii) operates container barter transport, container ships and fright agency (called collectively "existing container transport business) in Cambodia via its affiliated company China Shipping (Cambodia) Agency Co., Ltd ("China Shipping Cambodia"), but such business will not cause any direct or indirect competition or conflict to the marine container transport business that the listed group is now engaged in, because (i) Inchon ferry uses passenger & cargo ships instead of container ships, (ii) Wuzhou Navigation uses barges, instead of container ships, with capacity much smaller than that of ships of the listed group (normally be low 200TEU), and (iii) China Shipping Cambodia provides container barter transport service only in the Mekong River, China Shipping Cambodia uses a barge instead of container ship, with capacity much lower than that of the ships of the listed group (only 124TEU). The main operation of China Shipping Cambodia is to provide ships agency service to other affiliated companies of the group company (except for the members of listed group).

The committing party guarantees that it will not, and will make its affiliated

companies (except for the member of the listed group) not extend or expand the operational area of their existing container transport business). However, if the listed group requests Wuzhou Navigation to extend its container barter transport business to a port for the reason that the listed group thinks that the high operating cost or the facilities and other conditions of that port have resulted in the listed group's business at that port not reaching the cost effectiveness, then Wuzhou Navigation will be entitled to extend its container barter transport business to the said port. Furthermore, when the committing party or its affiliated companies (except for the member of the listed group) have chances to invest in, participate in, develop, operate or engage in marine container transport business over a larger area or of a larger scale or to purchase the rights and benefits of such business, the committing party will inform the limited company immediately upon learning about such chances, and will do its best to make the limited company have an preferential chance to invest in, participate in, develop, operate or engage in such marine container transport business, or purchase the rights and benefits of such business according to terms not inferior than those that the committing party or its affiliated companies may enjoy.

Article III Guarantee

The group company and the limited company guarantee to the other party respectively:

(1) It has sufficient legal right, power and authority to sign the agreement and to perform the duties under the agreement, and obtained all necessary approval from the government and the company for that purpose;

(2) The agreement constitutes its legal, effective and binding duty, and such duty may be enforced in accordance with the terms of the agreement; and

(3) There is no dispute (including legal proceedings, arbitration or administrative procedure) in occurrence or process, or threatening to occur toward itself that has a major adverse impact upon its signing, completing or performing the agreement or the duties under the agreement.

Article IV Compensation

The group company agrees to make compensation to the limited company and / or its affiliated companies for all their losses, damages and expenditures cause by breach of the agreement on the part of the group company or its affiliated companies (except for the members of the listed group). If the group company benefits itself from breach of the agreement, the group company agrees that it will return the benefits obtained therefrom to the limited company.

Article V Applicable laws and arbitration

The agreement is under jurisdiction of and is interpreted according to Chinese laws. Disputes that arise from signing or implementation of the agreement, or breach, termination or ineffectiveness of the agreement shall be settled through consultation between the two parties. If such disputes can not be settled through consultation, either party may submit them to [Shanghai] Arbitration Commission for its arbitration in accordance with then effective arbitration regulations. The award made by the arbitrator or the arbitral court is final, and is binding to both parties to the agreement.

Article VI Period of effectiveness

The agreement will come into effect on the date of signature and affixation of official seals of both parties, and will terminate when the group company is no longer the controlling shareholder of the limited company or the limited company is no longer listed in the main board in Hong Kong.

Article VII Revision and amendment of the agreement

Any revision of the agreement shall be made in the written form, signed by both parties to the agreement, and approved by both parties through proper acts of the legal entity according to any relevant laws and regulations (including but not limited to the listing regulation). The revised parts constitute effective contents of the agreement.

Article VIII Declaration

Without prior written consent of all the other parties, any party shall not make, or, when it can control anyone else, allow anyone to make any declaration related to the matters in the agreement or any auxiliary matters, unless such declarations are made in accordance with the laws or the regulations of China Securities Regulatory Commission, United Stock Exchange, Hong Kong Securities and Futures Supervisory Commission or any other regulatory organs.

Article IX Entire agreement

All the appendixes shall constitute constituent parts of the agreement. This agreement and its appendix constitute all the agreement reached between the two parties with regards to the object of the agreement, and replaces all previous oral and written agreements, contracts, understanding and correspondence with respect to the object of this agreement reached between the two parties.

In view of the above, the authorized representatives of both parties sign this

agreement on the date and at the location as stated in the first paragraph of this agreement for strict adherence.

(Following is the page for signature and contains no text)

(This page is for signature and has no text)

Signatures and seals of both parties:

China Shipping (Group) Corporation

Authorized representative:

Official seal:

China Shipping Container Lines Co., Ltd.

Authorized representative:

Official seal:

Assignment Agreement

In the principle of equality and mutual benefits, through consultation on several occasions, China Shipping (Group) Corporation and China Shipping Container Lines Co.,Ltd. reached the following agreement in Shanghai on October 20, 2003: it is agreed upon that, China Shipping Container Lines Co.,Ltd. assigns the 10% of the stock of Dalian China Shipping Container Storage&Transport Co., Ltd. originally held by it to China Shipping (Group) Corporation at 800,000 yuan RMB.

Signatures and seals of both parties:

China Shipping (Group) Corporation
(and seal)

China Shipping Container Lines Co., Ltd.
(and seal)

October 20, 2003

DATED 3 JUNE 2004

中國海運（集團）總公司

AND

中海集裝箱運輸股份有限公司

DEED OF

WARRANTY AND INDEMNITY

Baker & McKenzie
14th Floor Hutchison House
Hong Kong

(Ref: APJ/CARGO/APJ03624.20040603.doc)

CONTENTS

THIS DEED is made on the 3rd day of June 2004.

BETWEEN:

(1) 中國海運（集團）總公司, a state-owned enterprise established in the PRC whose registered address is situated at 700 Dong Dai Ming Lu, Shanghai, the PRC (the "**Parent**"); and

(2) 中海集裝箱運輸股份有限公司, a joint stock limited company established in the PRC whose registered address is situated at Rooms A-D, 27th Floor, 450 Fu Shan Lu, Pudong New District, Pudong, Shanghai, the PRC (the "**Company**").

WHEREAS:

(A) The Company has applied for the listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited.

(B) As part of the Reorganisation in preparation for the Listing, on the Effective Date, the Company acquired from CSHK Holdings the Acquired Shares and the Parent acquired from the Company the Disposed Shares.

(C) The Parent has agreed to give certain warranties, indemnities and undertakings in the terms of this Deed in favour of the Company.

NOW THIS DEED WITNESSES as follows:

1. <u>DEFINITIONS</u>

1.01 In this Deed, the following expressions have the following meanings:

"**Accounting Date**" means 30 September 2003;

"**Accounts**" means the proforma unaudited balance sheets of each of the Acquired Companies made up as at the Accounting Date, and their respective proforma unaudited profit and loss accounts for the period ended on the Accounting Date;

"**Acquired Companies**" means China Shipping Container Lines (Asia) Co., Limited, a limited liability company incorporated in the British Virgin Islands, and CSHK, a limited liability company incorporated in Hong Kong, further details of which are set out in Schedule 1;

"**Acquired Shares**" means the entire issued share capital of the Acquired Companies;

"**Associates**" shall have the same meaning as set out in the Listing Rules;

"**CSHK**" means China Shipping Container Lines (Hong Kong) Co., Limited;

"**CSHK Holdings**" means China Shipping (Hong Kong) Holdings Co., Limited, a limited liability company incorporated in Hong Kong and a wholly-owned subsidiary of the Parent;

"**Disposed Shares**" means a 21.74% equity interest in 上海中海仓储运输有限公司, a 20% equity interest in 青岛新东方集装箱储运有限公司, a 12.5% equity interest in 中海环球空运有限公司, a 10% equity interest in 大连中海集装箱储运有限公司, a 4% equity in 中海码头发展有限公司 and a 3.96% equity interest in 中海集团物流有限公司;

"**Effective Date**" means 20 October 2003;

"**Group**" means the Company and its subsidiaries;

"**Hong Kong**" means the Hong Kong Special Administrative Region of the People's Republic of China;

"**International Underwriters**" has the meaning as defined in the Prospectus;

"**International Underwriting Agreement**" means the underwriting agreement expected to be entered into between the Parent, the Company and the International Underwriters on 10 June 2004;

"**Leased Properties**" means the properties leased by CSHK in Hong Kong and the PRC particulars of which are set out in Schedule 3;

"**Listing**" means the listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited;

"**Listing Rules**" means the Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited;

"**Ordinance**" means the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) and references to provisions of the Ordinance are references to the provisions of the Ordinance as in force at the date of this Deed and all statutory amendments, modifications and re-enactments of those provisions now or hereafter in force;

"**Parent Group**" means the Parent and its subsidiaries (excluding the Group);

"**Parties**" means parties to this Deed;

"**PRC**" means the People's Republic of China;

"**Prospectus**" means the prospectus expected to be issued by the Company on 4 June 2004 in Hong Kong in connection with the Listing;

"**Public Offer Underwriters**" has the meaning as defined in the Prospectus;

"**Public Offer Underwriting Agreement**" means the underwriting agreement dated the date hereof and entered into between the Parent, the Company and the Public Offer Underwriters;

"**Relevant Transfer**", in relation to any person, means a transfer, of the kind described by the words "a transfer of any property, other than an interest limited to cease on his death or property which he transferred in a fiduciary capacity" in Section 35 of the Ordinance interpreted in accordance with the provisions of Section 3 of the Ordinance, made by that person on or before the Unconditional Date;

"**Reorganisation**" has the meaning as defined in the Prospectus;

"**subsidiary**" has the meaning associated to such term under the Company Ordinance (Chapter 32 of the Laws of Hong Kong);

"**Tax**" means all forms of taxation, estate duties, deductions, withholdings, duties, imposts, levies, fees, charges, social security contributions and rates imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, federal or other body in Hong Kong, the British Virgin Islands, the PRC or elsewhere and any interest, additional taxation, penalty, surcharge or fine in connection therewith;

"**Tax Claims**" means any assessment, notice, demand or other document issued or action taken by or on behalf of any person, authority or body whatsoever and of whatever country or jurisdiction, from which it appears that any member of the Group is liable or is sought to be made liable to make any payment of any form of Tax or is deprived of or is sought to be deprived of any relief or allowance or credit or right to repayment of Tax;

"**Tenancy Agreements**" means the lease agreements relating to the Leased Properties;

"**Unconditional Date**" means the date on which the obligations of the Underwriters under the Underwriting Agreements become unconditional;

"**Underwriters**" means the International Underwriters and the Public Offer Underwriters;

"**Underwriting Agreements**" means the International Underwriting Agreement and the Public Offer Underwriting Agreement; and

"**Warranties**" means the representations, warranties and undertakings set out in Clause 2 and Schedule 2.

1.02 Clause headings are for convenience only and shall not affect the construction of this Deed.

1.03 References herein to Clauses and Schedules are to clauses in and schedules to this Deed unless the context requires otherwise.

1.04 Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing a gender include every gender.

2. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE PARENT

2.01 The Parent hereby represents, warrants and undertakes to and with the Company (for itself and as trustee for each of the Acquired Companies) in the terms set out in this Clause 2 and Schedule 2. The rights and remedies of the Company in respect of any of the Warranties shall continue to subsist after the date of this Deed.

2.02 No information relating to any of the Acquired Companies of which the Company has knowledge (actual or constructive) and no investigation by or on behalf of the Company shall prejudice any claim made by the Company under such Warranties or under the indemnity contained in Clause 2.04 or operate to reduce any amount recoverable, nor shall it be a defence to any claim against the Parent that the Company knew or ought to have known or had constructive knowledge of any information relating to the circumstances giving rise to such claim.

2.03 The Warranties shall be separate and independent and save as expressly provided shall not be limited by reference to anything in this Deed.

2.04 The Parent hereby unconditionally and irrevocably covenants with and undertakes to indemnify and keep indemnified the Company (for itself and as trustee for each of the Acquired Companies) at all times against any loss or liability suffered by the Company and/or any of the Acquired Companies including, but not limited to (i) any payment made or required to be made by the Company or any of the Acquired Companies and (ii) any costs (including all reasonable legal costs) and expenses incurred as a result of or in connection with any breach of any of the Warranties including, but not limited to, any diminution in the value of the assets of and/or any payment made or required to be made by the Company or any of the Acquired Companies and any costs and expenses incurred as a result of such breach.

2.05 The Parent hereby undertakes in relation to the Warranties that it has made full enquiry, and there is no other information of which it is aware, the omission of which would render any of the Warranties untrue, inaccurate, incomplete or misleading. The Parent shall promptly notify the Company in writing of any matter or thing of which it becomes aware which is a breach of or inconsistent with any of the Warranties.

3. COVENANT IN CONNECTION WITH TAX

3.01 In this Clause unless the context otherwise requires:

(a) **"event"** includes (without limitation) any omission, event, action or transaction whether or not any member of the Group is a party thereto, the death of any person, a change in the residence of any person for any Tax purpose, a failure to make sufficient dividend payments to avoid an apportionment or deemed distribution of income and the acquisition of the Acquired Shares by the Company and references to the result of events on or before the Unconditional Date shall include the combined result of two or more events one or more of which shall have taken place on or before the Unconditional Date;

(b) **"relief"** includes (without limitation) any relief, allowance, credit, set off, deduction or exemption for any Tax purpose;

(c) reference to income or profits or gains earned, accrued or received shall include income or profits or gains deemed to have been or treated as or regarded as earned, accrued or received for the purposes of any legislation;

(d) reference to any Tax liability shall include not only any liability to make actual payments of or in respect of Tax but shall also include:

(i) the loss or reduction in the amount of, or the setting off against income, profits or gains, or against any Tax liability for which no provision has been made in preparing the Accounts of, any relief which would (were it not for the said loss, reduction or setting off) have been available to the Group and which relief has been taken into account in computing (and so eliminating or reducing) any provision for deferred Tax which appears (or which but for such relief would have appeared) in the Accounts;

(ii) the loss or reduction in the amount of, or the setting off against any Tax liability for which no provision has been made in preparing the Accounts of, a right to repayment of Tax which has been treated as an asset of the Group in preparing the Accounts; and

(iii) the loss or reduction in the amount of, or the setting off against income, profits or gains earned, accrued or received on or before the Unconditional Date, or against any Tax liability of, any relief which is not available before the Unconditional Date but which arises in respect of an event occurring after the Unconditional Date in circumstances where, but for such loss, reduction or setting off, the Group would have had a Tax liability in respect of which the Company would have been able to make a claim under this Clause 3;

and in such a case the amount of Tax which could otherwise be saved or relieved, by the relief so lost, reduced or set off (calculated by reference to the rates of Tax in force at the Unconditional Date) or the amount of repayment which would otherwise have been obtained shall be treated as the amount of a Tax liability which has arisen;

(e) reference to a payment in respect of Tax includes (without limitation) a payment for the surrender of losses or other amounts by way of group relief or for the surrender or transfer of any other relief, a repayment of any such payment and a payment by way of reimbursement, recharge, indemnity or damages.

3.02 Subject as hereinafter provided, the Parent hereby unconditionally and irrevocably covenants with and undertakes to pay to the Company (at its election, for itself and as trustee for each member of the Group) a sum equal to the amount of:

(a) any Tax liability of the Group resulting from or by reference to any income, profits or gains earned, accrued or received on or before the Unconditional Date or any event on or before the Unconditional Date whether alone or in conjunction with other circumstances and whether or not such Tax is chargeable against or attributable to any other person; and

(b) any Tax liability of the Group which is regarded as such pursuant to the provisions of Clause 3.01 (d); and

(c) any Tax liability of the Group that arises after the Unconditional Date as a result of an act, omission or transaction by a person other than the Group or the Company and which liability to Tax falls upon the relevant member of the Group as a result of its having been in the same group for Tax purposes as that person at any time before the Unconditional Date; and

(d) all costs and expenses which are incurred by the Company or any other member of the Group in connection with any of the matters referred to in this Clause 3 or in taking or defending any action under the covenants contained in this Clause 3 (including, without prejudice to the generality of the foregoing, all legal and other professional fees and disbursements).

3.03 The covenants contained in Clause 3.02 do not apply to any liability:

(a) to the extent that provision or reserve in respect thereof has been made in the Accounts or to the extent that payment or discharge of such liability has been taken into account therein; and

(b) in respect of which provision or reserve has been made in the Accounts which is insufficient only by reason of any increase in rates of Tax made after the Unconditional Date with retrospective effect.

3.04 If the Company shall become aware of any assessment, notice, demand or other document issued or action taken by or on behalf of any person, authority or body from which it appears that the Group have or may have a liability in respect of which a claim could be made under this Clause, it shall give written notice thereof to the Parent and shall (if the Parent shall indemnify and secure the Company and the relevant member of the Group as applicable to the Company's reasonable satisfaction against any liabilities, costs, damages or expenses which may be incurred thereby) take such action and procure that the Group shall take such action as the Parent may reasonably request to dispute, resist or compromise the liability; provided that neither any member of the Group nor the Company shall be required to take any such action unless the Parent shall have produced to them the opinion of leading Counsel practising in the relevant area of law that such action is reasonable and provided also that neither any member of the Group nor the Company shall in any event be required to take any steps which would require any admission of guilt or liability relating to matters connected with the claim in question or which would affect the future conduct of the business of the Company or any other member of the Group or affect the rights or reputations of any of them.

3.05 The liability of the Parent under this Clause shall cease after the date falling on the seventh anniversary of the Unconditional Date except in respect of matters which have been the subject of a bona fide written claim made within the said period by the Company to the Parent unless the claim in question has arisen by reason of fraud, wilful concealment or dishonesty on the part of the Parent or, prior to the Unconditional Date, any member of the Group or any of its officers or deliberate non disclosure on the part of the Parent, or, prior to the Unconditional Date, by any officer or representative of any member of the Group in which event there shall be no contractual limit on the time period within which such claim may be brought.

3.06 The due date for the making of payments under this Clause 3 shall be:

(a) where the payment relates to a liability of the Group to make an actual payment of or in respect of Tax, the date which is seven days before the date on which such actual payment is due to be made to the relevant authority;

(b) where the payment relates to a matter falling within Clause 3.01(d)(i) or 3.01(d)(iii), the date falling seven days after the Parent has been notified by the Company that the auditors for the time being of the relevant member of the Group have certified at the request of the Parent or the relevant member of the Group that the Parent has a liability for a determinable amount under Clause 3.02; and

(c) where the payment relates to a matter falling within Clause 3.01(d)(ii) the date on which the repayment of Tax would otherwise have been due to be made; and

(d) in the case of costs and expenses within Clause 3.02(d) the date on which such costs and expenses are incurred.

3.07 If any payment due to be made by the Parent under this Clause is not made on the due date for payment thereof the same shall carry interest from such due date of payment until actual payment at the best lending rate from time to time of The Hongkong and Shanghai Banking Corporation Limited of Hong Kong, compounded on the last days of March, June, September and December in each year.

3.08 If any sum payable by the Parent under this Clause 3 shall be subject to Tax (whether by way of deduction or withholding or direct assessment of the person entitled thereto) such payment shall be increased by such an amount as shall ensure that after deduction, withholding or payment of such Tax the recipient shall have received a net amount equal to the payment otherwise required hereby to be made.

3.09 The Parent shall give all such assistance and provide such information as the Company shall reasonably request from time to time for the purpose of enabling the Company or any member of the Group to make returns and provide information as required to any Tax authority and to negotiate any liability to Tax.

4. <u>INDEMNITY</u>

The Parent hereby unconditionally and irrevocably covenants with and undertakes to indemnify and keep indemnified the Company (for itself and as trustee for each member of the Group) at all times against any loss or liability suffered by the Company and/or any other member of the Group including, but not limited to (i) any payment made or required to be made by the Company or any other member of the Group and (ii) any costs (including all reasonable legal costs) and expenses incurred by any member of the Group as a result of or in connection with (1) any penalty, claim, damages, fine, charges, reprimand, public censure or loss arising from or in connection with any actions, claims, demands, investigations, proceedings or judgments that may be brought or threatened to be brought against any member of the Group (whether successful, compromised or settled) (the "**Claims**"); or (2) disputing, defending or settling any such Claims or enforcing any settlement of or judgment in respect of any such Claims; or (3) other liabilities falling on any member of the Group, resulting from or by reference to:

(a) any assets, rights, entitlements or debts retained or withheld by the Parent or otherwise excluded from the Company for use or enjoyment or otherwise, after the transfer of the Acquired Shares to the Company on the Effective Date;

(b) the transfer of the Acquired Shares to the Company by the Parent, except that the Company has paid and is liable for its share of Hong Kong stamp duty payable in connection with the transfer of shares in CSHK;

(c) the Acquired Shares on or before the Effective Date;

(d) the transfer of the Disposed Shares to the Parent by the Company;

(e) the Disposed Shares after the Effective Date;

(f) the Reorganisation;

(g) any breach or alleged breach by any member of the Group or the Parent Group or any other person or entity which is under the control, or acts in accordance with the directions, of the Parent or any of their respective directors, officers or employees of any applicable law, regulation, rule, notice, order, code or policy of any country, territory or jurisdiction prior to Listing; and

(h) any breach or alleged breach by any member of the Group or the Parent Group or any of their respective directors, officers or employees of any applicable law, regulation, rule, notice, order, code or policy of any country, territory or jurisdiction after Listing as a result of any act or omission of any member of the Parent Group.

5. ESTATE DUTY INDEMNITY

5.01 The Parent hereby covenants and undertakes to indemnify and keep indemnified each member of the Group against any Hong Kong estate duty, which is or becomes payable by any member of the Group on or before the Unconditional Date by the operation of the provisions of Sections 34 to 45 (inclusive) of the Ordinance as a result of the death of any individual (the "**Individual**") who has before death made a Relevant Transfer to the Company or any other member of the Group, including but not limited to:

(a) any amount of estate duty which is or becomes payable by any member of the Group by virtue of Section 35 of the Ordinance or under the provisions of Section 43 of the Ordinance by reason of the death of an Individual and by reason of any assets of any member of the Group being deemed for the purposes of estate duty to be included in the property passing on his death by reason of that Individual having made a Relevant Transfer to any member of the Group;

(b) any amount recovered by a third party against any member of the Group under the provisions of Section 43(7) of the Ordinance in respect of any estate duty paid under Section 43 of the Ordinance by reason of the death of an Individual and by reason of any assets of any member of the Group being deemed for the purposes of estate duty to be included in the property passing on his death by reason of that Individual having made a Relevant Transfer to any member of the Group;

(c) any amount of estate duty which any member of the Group is obliged to pay under Section 43(1)(c) of the Ordinance by reason of the death of an Individual in any case where the assets of another company (called the "**distributing company**" in this sub-clause) are deemed for the purposes of the Ordinance to be included in the property passing on his death by reason of that Individual having made a Relevant Transfer to the distributing company

and by reason of any member of the Group having received any distributed assets of the distributing company on their distribution as provided in the Ordinance but only to the extent to which any member of the Group is unable fully to recover that amount of estate duty from any other accountable persons under Section 43(7)(a) of the Ordinance; or

(d) all costs (including all legal costs), expenses, interests, penalties or other liabilities which any member of the Group may properly incur in connection with:

(i) the investigation, assessment or the contesting of any Tax Claim;

(ii) the settlement of any Tax Claim;

(iii) any legal proceedings in which any member of the Group claims under or in respect of this Deed and in which judgment is given in favour of such member of the Group; or

(iv) the enforcement of any such settlement or judgment,

and for the avoidance of doubt, references to "Tax Claim" in this sub-clause (d) means Tax Claims arising from or in relation to estate duty mentioned in this Clause 5.

5.02 Without limiting the generality of the above provisions, the Parent hereby covenants and undertakes to indemnify and keep indemnified each member of the Group on demand in relation to any penalty imposed on any member of the Group as a result of the failure of any member of the Group to provide the Commissioner of Estate Duty with the information required under Section 42(1) of the Ordinance in connection with the death of any Individual who has before death made a Relevant Transfer to any member of the Group.

5.03 The Parent further covenants and undertakes to indemnify and keep indemnified each member of the Group on demand against any estate duty, death duty, inheritance tax, succession duty or any other similar tax or duty which is or becomes payable by any member of the Group on or before the Unconditional Date by the operation of any legislation relating to estate duty, death duty, inheritance tax, succession duty or any other similar duty or taxation in any relevant jurisdiction outside Hong Kong as a result or in consequence of any event occurring on or before the Unconditional Date, whether or not such event shall have taken place in conjunction with any other circumstances whenever occurring.

6. <u>CONDITIONS PRECEDENT</u>

The provisions of this Deed are conditional upon (i) the Listing Committee of the Main Board of The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the shares of the Company in issue and to be issued as

mentioned in the Prospectus and (ii) the obligations of the Underwriters under the Underwriting Agreements becoming unconditional and not having been terminated in accordance with their terms or otherwise.

7. NOTICES

Each notice, demand or other communication given or made under this Deed shall be in writing and delivered or sent to the relevant Party at its address set out in the beginning of this Deed (or such other address as the addressee has by five (5) business days' prior written notice specified to the other Party).

8. GOVERNING LAW AND JURISDICTION

8.01 This Deed shall be governed by and construed in accordance with the laws of Hong Kong and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the Hong Kong courts.

8.02 The Parent hereby appoints Wu Zhong Xiao of Rooms 2510-12, 25th Floor, West Tower, Shun Tak Centre, 200 Connaught Road, Central, Hong Kong as it agent to receive and acknowledge on it behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason, the agent named above no longer serves as an agent of the Parent for this purpose, the Parent shall promptly appoint a successor agent and notify the Company. The Parent agrees that any such legal process shall be sufficiently served on it if delivered to its agent for service at the agent's address for the time being in Hong Kong whether or not such agent gives notice thereof to the Parent.

SCHEDULE 1

ACQUIRED COMPANIES

(1) China Shipping Container Lines (Asia) Company Limited

Registered number:	518838
Place of incorporation:	British Virgin Islands
Date of incorporation:	28 October 2002
Authorised share capital:	US$50,000 divided into 50,000 shares of US$1.00 each
Issued share capital:	US$50,000 divided into 50,000 shares of US$1.00 each
Shareholder and shareholding:	50,000 shares held by the Company
Directors:	Mr. Li Kelin Mr. Jia Hongxiang Mr. Li Xiaobing
Financial year end:	31 December

(2) **CSHK**

Registered number:	804481
Place of incorporation:	Hong Kong
Date of incorporation:	3 July 2002
Authorised share capital:	HK$1,000,000 divided into 1,000,000 shares of HK$1.00 each
Issued share capital:	HK$1,000,000 divided into 1,000,000 shares of HK$1.00 each
Shareholders and shareholdings:	999,999 shares held by the Company and 1 share held by Mr. Li Xiaobing on trust for the Company
Directors:	Mr. Li Kelin Mr. Jia Hongxiang Mr. Li Xiaobing
Financial year end:	31 December

SCHEDULE 2

REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

The Parent and the Acquired Companies

1. The Parent has full and requisite power and authority to enter into and perform this Deed and its obligations under this Deed and this Deed will, when executed, constitute legal, valid and binding obligation on the Parent in accordance with its terms.

2. Save as disclosed to the Company, there is no outstanding indebtedness or other liability (actual or contingent) owing by any of the Acquired Companies to the Parent or any of its Associates, or any director of any of the Acquired Companies or any person connected with the Parent or with any such director nor is there any indebtedness owing to any of the Acquired Companies by any such person.

The Accounts

3. The Accounts have been prepared in accordance with the requirements of all relevant statutes and with good and generally accepted accountancy principles and practice in Hong Kong and show a true and fair view of the assets and liabilities of the Acquired Companies as at the Accounting Date and of their results and profits for the period ended on the Accounting Date and:

    (a) depreciation of the fixed assets of the Acquired Companies has been made at a rate sufficient to write down the value of such assets to nil not later than the end of their useful working lives and unless stated to the contrary in the Accounts, depreciation is calculated on a straight line basis and a consistent policy has been adopted over all assets and there is no change in the basis and policy of depreciation;

    (b) the Accounts disclose and make full provision or reserve for all actual liabilities;

    (c) the Accounts disclose and make proper provision or reserve for or note all deferred or contingent liabilities, capital or burdensome commitments and deferred taxation and all contractual or statutory payment required to be made by the Acquired Companies to any director, consultant or employee of the Acquired Companies;

    (d) the bases and policies of accounting of the Acquired Companies (including depreciation) adopted for the purpose of preparing the Accounts are the same as those adopted for the purpose of preparing its audited accounts for the preceding accounting periods;

(e) the profits and losses of the Acquired Companies shown by the Accounts have not in any material respect been affected by any unusual or exceptional non-recurring item or by any other matter which has rendered such profits or losses unusually high or low;

(f) the book debts shown in the Accounts have realised or will in aggregate realise the nominal amount thereof less any reserve for bad or doubtful debts included in the Accounts and none of the amounts shown in the Accounts in respect of debtors is represented by debts (excluding debts for which reserves for bad or doubtful debts have been made) which were then more than six (6) months overdue for payment and none of the same has been released or settled for an amount less than that shown in the Accounts. So far as the Parent is aware, all such debts will be collectible in full in the ordinary course of business and in normal circumstances subject to the Acquired Companies using all reasonable endeavours to collect the same;

(g) none of the Acquired Companies has any outstanding liability for taxation of any kind which has not been provided for in the Accounts; and

(h) are not adversely affected by any unusual items which are not disclosed in the Accounts.

Taxation

4. Since the Accounting Date no further liability or contingent liability for taxation has arisen other than as a result of trading activities in the ordinary course of business of the Acquired Companies.

5. The Acquired Companies have, where required, in accordance with all applicable laws, duly registered with the relevant taxation authorities and has complied with and will continue to comply with all requirements imposed by such taxation authorities, including but not limited to those requirements in relation to the renewal and inspection of the relevant company's tax registration certificates. The Acquired Companies have made all returns for taxation purposes which are obliged to be made in a timely manner and on a proper basis and all such returns and other information supplied to the relevant fiscal authority are true, accurate and complete. The Acquired Companies have paid all taxation for which they are liable on the due date for payment thereof and there are no outstanding claims, assessments (including penalty or interest claims) in respect of taxation and none of the Acquired Companies is or is likely to be subject to any tax penalties and the Acquired Companies are not subject to any dispute with any fiscal authority at the date hereof and there is no fact or matter which might result in any such dispute or any liability for taxation (present and future) not provided for in the Accounts.

6. The Acquired Companies have exercised their reasonable endeavours to preserve and secure all tax benefit and refunds.

7. All particulars furnished to any taxation authority, in connection with the application for any consent or clearance on behalf of any of the Acquired Companies or affecting any of the Acquired Companies fully and accurately disclosed all facts and circumstances material for the decision of those authorities, and consent or clearance is valid and effective, and any transaction, for which consent or clearance has previously been obtained, has been carried into effect (if at all) only in accordance with the terms of the relative application and consent or clearance.

8. The Acquired Companies have not taken or omitted to take any action which has had, or might have, the result of altering, prejudicing or in any way adversely affecting any arrangement or agreement which they have previously negotiated with any taxation authorities in Hong Kong, the British Virgin Islands and the PRC or any other jurisdiction.

Reorganisation

9. All documents required to be filed with or approved by the Ministry of Commerce of the PRC and any other relevant administrative agencies or authorities in the PRC or elsewhere by the Parent and all other procedures which are required to be taken, in connection with the transfer of the Acquired Shares to the Company, the transfer of the Disposed Shares to the Parent and the implementation of the other parts of the Reorganisation have been properly made up, presented, filed, approved and completed. Each of the Parent and CSHK Holdings, as the case may be, has full and requisite power and authority to enter into and perform the relevant agreements relating to the transfer of the Acquired Shares to the Company and the transfer of the Disposed Shares to the Parent and their respective obligations under such agreements constitute legal, valid and binding obligations on their respective parts in accordance with the terms of such agreements.

Corporate Matters

10. Each of the Acquired Companies has been duly incorporated and is validly existing under the laws of its place of incorporation and has full power, authority and legal right to own its assets and carry on its business and is carrying on its business in the manner and in the places within the scope of its respective business licences and approval certificates and none of the Acquired Companies is in receivership or liquidation or has taken any steps to enter liquidation and no petition has been presented for winding up any of the Acquired Companies. The issued share capital or registered capital of each of the Acquired Companies, as the case may be, is fully paid up. Each of the Acquired Companies has obtained all necessary government licences, authorisations, consents and approvals to own its assets and to carry on its business effectively in the places and in the manner as presently conducted and all such licences, authorisations, consents and approvals are valid, subsisting, unimpeachable and unconditional or subject to a condition that has been satisfied and there is no reason why any of them should be suspended, cancelled or revoked or should not be renewed or reissued upon or prior to their expiry. Each action required for the renewal or extension of each necessary government licences, authorisations, consents and approvals has been taken.

11. Other than Intercontinental Computer Co., Ltd., the Acquired Companies do not have, and have never had, any subsidiary or shares in any company.

12. The information in relation to each of the Acquired Companies that is set out in Schedule 1 is true, accurate and complete as at the Effective Date and the date hereof.

13. Other than Hong Kong and the PRC, none of the Acquired Companies has or has ever had any place of business or branch or permanent establishment outside its jurisdiction of incorporation.

14. There are no options or other agreements outstanding which call for the issue of or accord to any person the right to call for the issue of any shares in the capital or loan capital of any of the Acquired Companies or the right to require the creation of any mortgage, charge, pledge, lien or other security or encumbrance over any of its shares.

15. The copies of the memorandum and articles of association and other constitutional documents of each of the Acquired Companies which have been produced to the Company are accurate and complete in all respects and have attached to them copies of all resolutions and agreements which are required to be so attached. Each of the Acquired Companies has complied with its memorandum and articles of association and its other constitutional documents in all respects and none of the activities, agreements, commitments or rights of any of the Acquired Companies is ultra vires or unauthorised.

16. The register of members and all other statutory books of each of the Acquired Companies are up to date and contain true, full and accurate records of all material matters required to be dealt with therein and the respective seals are in the possession of the relevant Acquired Company and none of the Acquired Companies has received any notice of any application or intended application for rectification of its register and there are no circumstances which might lead to any application for its rectification and all annual or other documents required to be filed with the relevant Companies Registry or any other authority have been properly made up and filed within any applicable time limit and all legal requirements relating to the formation of each of the Acquired Companies and the issue of shares and other securities have been complied with.

17. The minute book of directors' meetings and the minute book of shareholders' meetings respectively of each of the Acquired Companies contain full and accurate records of all resolutions passed by the directors and the shareholders of the Acquired Companies concerned and no resolutions have been passed by either the directors or shareholders of the Acquired Companies concerned which are not recorded in the relevant minute books.

18. No events or omissions have occurred whereby the constitution, subsistence or corporate status of any of the Acquired Companies have been or are likely to be adversely affected.

19. All accounts, books, ledgers, and other financial records of each of the Acquired Companies:

(a) have been properly maintained, are in the possession of the Acquired Companies and contain due and accurate records of all matters required by law to be entered therein;

(b) do not contain or reflect any material inaccuracies or discrepancies; and

(c) give and reflect a true and fair view of the matters which ought to appear therein and no notice or allegation that any of the same is incorrect has been received.

General Commercial Matters

20. Each of the Acquired Companies has good and marketable title to all property and assets used in its business free from any liens, mortgages, charges, encumbrances or other third party rights and the same are in a good state of repair and condition.

21. All documents to which any of the Acquired Companies is a party and other documents owned by or which ought to be in the possession of the Acquired Companies have been properly stamped (if required) and are in the possession of the Acquired Companies.

22. Save as disclosed to the Company, none of the Acquired Companies is a party to:

(a) any contract which involves or is likely to involve obligations, restrictions or expenditure of an unusual or onerous nature or which, in accordance with its terms, cannot or will not be fulfilled or performed within twelve (12) months from the date of such contract;

(b) any contract materially or adversely affecting its business or assets or restricting its freedom of action in relation to its normal business activities;

(c) a contract with any trade union or body or organisation representing the employees of the Acquired Companies;

(d) any agreement or arrangement which requires the Acquired Companies to pay any commission, founders' fee, royalty or the like;

(e) any agreement or arrangement which in any way restricts the freedom of the Acquired Companies to carry on the whole or any part of their businesses in any part of the world in such manner as they think fit;

(f) any contracts not made in the ordinary course of business; or

(g) any agreement in which any of the directors of any of the Acquired Companies is interested (directly or indirectly).

23. No power of attorney has been given by any of the Acquired Companies to any person as agent or otherwise who is entitled or authorised to bind or commit any of the Acquired Companies to any obligation otherwise than in the ordinary course of business of the Acquired Companies.

24. None of the Acquired Companies has any liabilities except liabilities arising in the ordinary course of business under purchase orders, supply contracts, sale contracts, or other liabilities not required by generally accepted accounting principles to be referred to in the Accounts.

25. Save as disclosed to the Company and without limiting the foregoing, there are no loans, guarantees, indemnities, pledges, mortgages, charges, liens, debentures, encumbrances or unusual liabilities given, made or incurred by or on behalf of any of the Acquired Companies (and, in particular, but without limiting the foregoing, no loans have been made by or on behalf of any of the Acquired Companies to any directors of any of the Acquired Companies) and no director or other person has given any guarantee of or security for any financial or other obligation of any of the Acquired Companies.

26. None of the Acquired Companies is in default under any agreement to which it is a party or by which it is bound.

27. The change in the ownership or control of any of the Acquired Companies will not of itself result in material adverse change in the business or financial conditions of the Acquired Companies or any of the Acquired Companies.

28. The books and records of each of the Acquired Companies accurately present and reflect in accordance with generally accepted accounting principles and standards within its jurisdiction of incorporation all transactions entered into by it or to which it has been a party.

29. All book debts (less any reserve for bad and doubtful debts) of each of the Acquired Companies will be collectible in full in normal circumstances within one hundred and eighty (180) days subject to the relevant Acquired Company using all reasonable endeavours to collect the same.

30. Each of the Acquired Companies has at all times carried on its business in compliance with all applicable laws and regulations of Hong Kong, the British Virgin Islands and the PRC and any relevant foreign country and there is no order, decree or judgment of any court or any governmental agency of Hong Kong, the British Virgin Islands, the PRC or of any other foreign country outstanding against the Acquired Companies or which may have a material adverse effect upon the assets or business of any of the Acquired Companies and none of the Acquired Companies nor has any of its officers or employees committed any criminal offence or any tort or any breach of the requirements or conditions of any statute, treaty, regulation, bye-law or other obligation relating to any of the Acquired Companies or the carrying on of its business and without prejudice to the generality of the foregoing each of the Acquired

Companies has obtained all approvals, licences and consents necessary for the carrying on of its business, and all such approvals, licences and consents are valid and subsisting and there is no reason why any of them should be suspended, cancelled or revoked.

31. None of the Acquired Companies holds any security (including any guarantee or indemnity) which is not valid nor enforceable against the grantor thereof in accordance with its terms.

32. In relation to all financing arrangements (including all debentures, acceptance credits, mortgages, overdrafts and other loan or financial facilities) to which any of the Acquired Companies is a party:

(a) there has been no contravention of or non compliance with any provision of any such document;

(b) no steps for the enforcement of any encumbrances or the early repayment of the indebtedness have been taken or threatened;

(c) there has not been any alteration in the terms and conditions of any of the said arrangements or facilities all of which are in full force and effect and the Parent is not aware of any circumstances whereby the terms and conditions of any facilities might be prejudiced or which might give rise to any alteration in the terms or conditions of any of the facilities;

(d) nothing has been done or omitted to be done whereby the continuance of the said arrangements and facilities in full force and effect might be affected or prejudiced;

(e) none of the arrangements is dependent on the guarantee of or on any security provided by a third party; and

(f) full and accurate details of which have been disclosed in writing to the Company.

33. The total amount borrowed by each of the Acquired Companies:

(a) from its bankers does not exceed its overdraft facilities, and

(b) from whatsoever source does not exceed any limitation on borrowing contained in its constitutional documents or any other deed or document binding on it.

34. All dividends or distributions declared, made or paid by each of the Acquired Companies have been declared, made or paid in accordance with its articles of association or corresponding constitutional documents and the applicable provisions of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) or other applicable legislation.

35. None of the Acquired Companies has outstanding any loan capital or incurred or agreed to incur any borrowing which it has not repaid or satisfied when due or has lent or agreed to lend any money which has not been repaid to it or owns the benefit of any debt present or future (other than debts due to it in respect of the sale of trading stock in the normal course of trading) or is a party to or has any obligation under any loan agreement, debenture, acceptance credit facility, bill of exchange, promissory note, finance lease, debt or inventory financing, discounting or factoring arrangement or sale and lease back arrangement or any other arrangement the purpose of which is to raise money or provide finance or credit.

36. None of the Parent or any of the Acquired Companies has done anything whereby the continuance in full force and effect of any overdrafts, loans or finance facilities extended to any of the Acquired Companies might be affected or prejudiced.

Assets

37. The assets of the Acquired Companies are solely the property of the Acquired Companies and are not subject to any encumbrance or any agreement to give or create any encumbrance including any bill of sale, hire or hire purchase agreement, conditional sale, credit sale or similar agreement.

38. The vehicles, vessels and equipment used in connection with the business of the Acquired Companies are in a good and safe state of repair and condition and satisfactory working order and have been regularly and properly maintained.

39. The stock-in-trade, stocks of raw materials, packaging materials and finished goods of the Acquired Companies now held are not excessive and are adequate in relation to the current trading requirements of the business of the Acquired Companies, and none of the stocks is obsolete, slow moving or inappropriate in relation to the current business of the Acquired Company, all such stock-in-trade is in good condition and capable of being sold by the relevant Acquired Company in the ordinary course of its business in accordance with its current price lists without rebate or allowance to a purchaser.

The Properties

40. Short particulars of the Leased Properties are correctly set out in Schedule 3 and the Leased Properties comprise all the lands and buildings leased, used, licensed or occupied by the Acquired Companies in Hong Kong and the PRC and any other parts of the world. The tenure and particulars of the Leased Properties therein mentioned are true and accurate in all respects.

41. CSHK has the legal right to occupy each of the Leased Properties upon the terms and conditions of the Tenancy Agreements. Each of the Leased Properties are being used for lawful purposes, which are permitted by the relevant Tenancy Agreement and the actual occupation has not violated any relevant land, construction or user regulations applicable to the Leased Properties.

42. All the rent and other payments payable by CSHK under the Tenancy Agreements have been paid up to date, and the user of the Leased Properties occupied by CSHK is in accordance with that provided for in the relevant Tenancy Agreement, all applicable legislation, statutory requirements, governmental or other orders, rules, directives or instruments affecting or appertaining to the use, occupation or enjoyment of the Leased Properties and the terms of the Tenancy Agreements have been duly complied with by the parties thereto and none of the Tenancy Agreements is subject to early termination due to default of CSHK.

43. There is no claim or dispute between CSHK and its landlord in respect of the Leased Properties.

44. The Tenancy Agreements have been duly executed by the parties thereto with all the requisite legal formalities duly attended to, and the Tenancy Agreements are good, valid, subsisting and enforceable and in full force, validity and effect.

45. Each of the Tenancy Agreements contains provisions which are usual for tenancy/lease/license agreement of the relevant nature in the relevant jurisdiction and there are no unusually onerous covenants or obligations on the part of CSHK as tenant thereunder; since commencement of the term in respect of the Leased Properties, CSHK has enjoyed uninterrupted use of the Leased Properties and the terms of the Tenancy Agreements are fully enforceable by CSHK against the landlord.

46. All the terms of the tenancy/lease/licence are set out in the Tenancy Agreements and the terms thereof have not been varied, modified, amended or supplemented verbally or by means of supplemental agreement(s) or correspondences between the landlord and CSHK or otherwise.

47. There is no event which may give rise to a right on the part of the landlord to re-enter the Leased Properties.

48. All requisite approvals, licences, certificates. filings, registrations, permissions and authorisations necessary for the existing use of the Leased Properties by CSHK have been duly obtained and are in full force, valid and effective.

49. There is no breach of any applicable statutory, bye-law or regulatory requirement as to fire precaution, public health, pollution, discharge of effluents, environmental or any other matters to which, in respect of any of the Leased Properties, compliance is required.

50. The Parent is not aware (having made all reasonable enquiries) of any circumstances which might affect or prejudice the Tenancy Agreements or otherwise affect CSHK's occupation as tenant of the Leased Properties.

51. CSHK has not received from the relevant government or any competent authority and is not aware of any notice or order which may adversely affect the Tenancy

Agreements and/or continued enjoyment of the Leased Properties in accordance with the terms of the Tenancy Agreements.

52. The relevant landlords of the Tenancy Agreements have the full right, power and capacity to enter into such agreement with CSHK and all governmental or other approvals, consents and authorisations, registrations, filings and stampings in connection with the execution, legality, validity and enforceability of the Tenancy Agreements have been obtained and effected and the same are in full force and effect.

53. None of the Acquired Companies owns, uses or occupies any real property other than the Leased Properties.

54. The Acquired Companies do not legally and beneficially own any real properties.

Intellectual Property Rights

55. None of the Acquired Companies uses any processes or products or is engaged in any activities which infringe any patents, copyrights, trade marks, designs, business names or other registrable or unregistrable intellectual property rights of any third party.

56. All patents, registered designs, know-how or trade secrets, copyrights, trade marks, business names or other intellectual property rights (whether registered or not and whether registrable or not), and all pending applications therefor which are or are likely to be material to the business of the Acquired Companies, are (or, where appropriate in the case of pending applications, will be):

(a) legally and beneficially vested in the Acquired Companies;
(b) valid and enforceable;
(c) not being infringed;
(d) not subject to any licence or authority in favour of another.

57. No claims have been made and no applications are pending in respect of any intellectual property rights of which the Parent is aware which if pursued or granted may materially and adversely affect the Acquired Companies or their businesses.

58. None of the Acquired Companies has disclosed, or permitted to be disclosed, or undertaken or arranged to disclose, to any person other than the Company and any of its staff members who are authorised to have access to such information any of its know-how, trade secrets, confidential information, lists of customers or counterparties (except in the ordinary course of business).

Insolvency

59. No order has been made and no resolution has been passed for the winding up of any of the Acquired Companies or for a provisional liquidator to be appointed in respect of any of the Acquired Companies and no petition has been presented and no meeting has been convened for the purpose of winding up any of the Acquired Companies.

60. No receiver (which expression shall include an administrative receiver) has been appointed in respect of any of the Acquired Companies or all or any of its assets.

61. None of the Acquired Companies is insolvent, or unable to pay its debts within the meaning of section 178 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), or has stopped paying its debts as they fall due.

62. No event analogous to any of the foregoing has occurred in or outside Hong Kong or the PRC.

63. No material unsatisfied judgment is outstanding against any of the Acquired Companies.

64. No guarantee, loan capital, borrowed money or interest is overdue for payment, and no other obligation or indebtedness is outstanding which is substantially overdue for performance or payment.

Insurance

65. All assets of each of the Acquired Companies of an insurable nature are insured to the full replacement value thereof against all usual risks as are normally insured against in accordance with general market practice for similar business of comparable size and each of the Acquired Companies is adequately covered against accident, third party liability, product liability and other risks normally covered by insurance. Nothing has occurred which would render any policy of insurance void or voidable. There are no circumstances which might lead to any liability under any such insurance being avoided by the insurers or the premiums being increased and there is no claim outstanding under any such insurances nor are there any circumstances likely to give rise for a claim.

Business Names

66. Save as disclosed to the Company, none of the Acquired Companies has carried on business under any name other than its own.

Employment Matters

67. All information supplied to the Company regarding the employees of each of the Acquired Companies is true, accurate and complete in all material respects. Except as required by any applicable laws or regulations or disclosed to the Company, none of the Acquired Companies has any retirement, provident, pension, superannuation or other funds, schemes or arrangements under which any of the said employees are entitled to benefit.

68. No circumstances have arisen under which any of the Acquired Companies is required to pay, or is likely to be required to pay, damages in relation to the dismissal of any former employee.

69. There has been no dispute between any of the Acquired Companies and any trade union or other organisation formed for a similar purpose which led to any disruption of the Acquired Companies' normal business operations and there is no material dispute existing, pending or threatened.

70. No employee or consultant or former employee or consultant has made or any claims whatsoever against any of the Acquired Companies.

71. No amount due to or in respect of any employee or former employee of any of the Acquired Companies is in arrear and unpaid other than his salary for the month current at the date of this Deed.

72. Each of the Acquired Companies has at all relevant times complied with all its obligations under statute in all material respects concerning the health and safety at work of its employees, and there are no material claims capable of arising or threatened or pending by any employee or third party in respect of any accident or injury which are not fully covered by insurance.

Litigation

73. None of the Acquired Companies (nor is any director in relation to the affairs of any of the Acquired Companies) is involved whether as plaintiff or defendant or otherwise in any civil, criminal or arbitration proceedings (apart from debt collecting in the ordinary course of business) or in any proceedings before any tribunal and no such proceedings are threatened or pending.

74. There are no facts or circumstances which are likely to result in any such proceedings being brought by or against any of the Acquired Companies or against any person for whose acts or defaults any of the Acquired Companies may be vicariously liable.

75. There is no unsatisfied judgment, court order or tribunal or arbitral award outstanding against any of the Acquired Companies and no distress, execution or process has been levied on any part of its business or assets.

76. None of the Acquired Companies is subject of any investigation, inquiry or enforcement proceedings or process by any governmental, administrative or regulatory body nor is the Parent aware of anything which is likely to give rise to any such investigation, inquiry, proceedings or process.

Matters Since the Accounting Date

77. Since the Accounting Date:

(a) each of the Acquired Companies has carried on its business lawfully and in the ordinary and usual course so as to maintain it as a going concern and there has been no material adverse change in the business or financial condition of any of the Acquired Companies;

(b) none of the Acquired Companies has entered into, or agreed to enter into, any capital commitments;

(c) no share or loan capital has been issued or agreed to be issued by the relevant Acquired Company;

(d) no unusual trade discounts or other special terms have been incorporated into any contract entered into by any of the Acquired Companies inconsistent with its previous practice;

(e) except in the ordinary course of business no tender, quotation or offer issued by any of the Acquired Companies and still outstanding is or will be capable of giving rise to a contract merely by an order, acceptance or other action by another party;

(f) none of the Acquired Companies has acquired, sold, transferred or otherwise disposed of any assets of whatsoever nature or cancelled or waived or released or discounted in whole or in part any debts or claims, except in each case in the ordinary course of business;

(g) no dividends, bonuses or other distributions have been paid or made in respect of any of the shares of any of the Acquired Companies;

(h) none of the Acquired Companies has incurred or become subject to any liability or obligation (absolute or contingent) except current liabilities and obligations incurred under contracts entered into in the ordinary course of business; and

(i) none of the Acquired Companies has discharged or satisfied any lien or encumbrance or any other obligation or liability (absolute or contingent) other than liabilities disclosed in the Accounts as at the Accounting Date and current liabilities incurred since the Accounting Date in the ordinary course of business;

(j) the financial year end of each of the Acquired Companies remained the same and has not been changed since the Accounting Date;

(k) no event has occurred which would entitle any third party (with or without the giving of notice) to call for the repayment of indebtedness prior to its normal maturity date;

(l) there has been no disposal of any asset (including stock) or supply of any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any property whether tangible or intangible) in circumstances where the consideration actually received or receivable for such disposal or supply was less than the consideration which could be deemed to have been received for taxation purposes;

(m) no remuneration (including bonuses) or benefit payable to any officer or employee of any of the Acquired Companies has been increased nor has any of the Acquired Companies undertaken any obligation to increase any such remuneration at any future date with or without retrospective effect; and

(n) such of the book debts shown in the Accounts and all other books debts arising since such time which have been realised since the Accounting Date have been realised at amounts not less than those shown in the Accounts or, in the case of subsequently arising book debts, their face amount, and no indication has been received that any debt now owing to any of the companies is bad or doubtful.

Accuracy of Information Provided

78. All information contained in this Deed (including the recitals) is true and accurate.

79. All information contained in this Deed or in the documents referred to herein and therein and all other information given to the Company and its professional advisers by the officers and employees of any of the Acquired Companies prior to this Deed was when given, and is at the date hereof, complete, true and accurate in all material respects and there is no fact, matter or circumstance which has not been disclosed in writing to the Company or its professional advisers which renders any such information untrue, inaccurate or misleading.

General

80. The execution and delivery of this Deed will not result in the breach or cancellation or termination of any of the terms or conditions of or constitute a default under any agreement, commitment or other instrument to which any of the Acquired Companies is a party or by which any of the Acquired Companies or its property or assets may be bound or affected or violate any law or any rule or regulation of any administrative agency or governmental body or any order, writ, injunction or decree of any court, administrative agency or governmental body affecting any of the Acquired Companies.

81. The execution and delivery of this Deed will not require any approval from or any filing or registration with any PRC or Hong Kong government body, agency, official or authority.

SCHEDULE 3

LIST OF LEASED PROPERTIES

1.	Location of Premises:	69th Floor of "The Center"
	Landlord:	The Center (69) Limited
	Tenant:	CSHK
	Area:	approximately 2,000 sq.m. gross floor area
	Rent:	HK$532,818.00 per month (exclusive of rates, Government rent, air-conditioning and management charges)
	Term:	3 years commencing on 11 November 2002 and expiring on 10 November 2005
	Date of Tenancy Agreement:	18 November 2002
2.	Location of Premises:	Room 14B on Level 14, The New Era Plaza, 1 Taizi Road, Shekou, Shenzhen, the PRC
	Landlord:	深圳招商房地產有限公司
	Tenant:	CSHK
	Area:	approximately 151.40 sq.m. gross floor area
	Rent:	RMB13,248.00 per month
	Term:	1 November 2003 to 30 June 2005
	Date of Tenancy Agreement:	1 November 2003

IN WITNESS WHEREOF this Deed has been executed on the day and year first above written.

SIGNED by Li Shaode as a Deed and **SEALED** and **DELIVERED** as a Deed by 中國海運（集團）總公司 in the presence of:	)))))))

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

SIGNED by Wang Daxiong as a Deed and **SEALED** and **DELIVERED** as a Deed by 中海集裝箱運輸股份有限公司 in the presence of:	)))))))

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Execution Copy

Dated 3 June 2004

CHINA SHIPPING CONTAINER LINES COMPANY LIMITED (1)

THE MAJOR SHAREHOLDER (2)
(whose name appears in Part B of Schedule 1)

BNP PARIBAS PEREGRINE CAPITAL LIMITED (3)

and

MORGAN STANLEY DEAN WITTER ASIA LIMITED (4)

THE PUBLIC OFFER UNDERWRITERS (5)
(whose names appear in Schedule 2)

PUBLIC OFFER UNDERWRITING AGREEMENT

Relating to the Share Offer of 2,420,000,000 H Shares (subject to the Over-allotment Option) of RMB 1.00 each in China Shipping Container Lines Company Limited

NORTON ROSE

Contents

Clause		Page

Agreed form documents:

A. Application Forms

B. Articles of Association

C. Formal Notice

D. Price Determination Agreement

E. Prospectus

F. Receiving Banker's Agreement

G. Registrars' Agreement

H. Verification Notes

I. Legal Opinions

J. Preliminary Offering Circular

THIS AGREEMENT is made on 3 June 2004 **AMONG**:

(1) **CHINA SHIPPING CONTAINER LINES COMPANY LIMITED**, a joint stock limited company incorporated in the People's Republic of China with limited liability having its legal address at Rooms A to D, 27th Floor, 450 Fu Shan Lu, Pudong New District, Pudong, Shanghai, the PRC (the **"Company"**);

(2) **CHINA SHIPPING (GROUP) COMPANY,** whose address is set out in Part B of Schedule 1 (the **"Major Shareholder"**);

(3) **BNP PARIBAS PEREGRINE CAPITAL LIMITED** of 36th Floor, Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong, acting as sponsor, global co-ordinator, and, together with Morgan Stanley, as joint bookrunner and joint lead manager (**"BNP Paribas Peregrine"**);

(4) **MORGAN STANLEY DEAN WITTER ASIA LIMITED** of 30th Floor, Three Exchange Square, Central, Hong Kong, acting, together with BNP Paribas Peregrine, as joint bookrunner and joint lead manager ("**Morgan Stanley**"); and

(5) **THE PUBLIC OFFER UNDERWRITERS** whose names and addresses are set out in Schedule 2 (the **"Public Offer Underwriters"**).

RECITALS:

(A) The Company was incorporated in the People's Republic of China as a limited liability company on 28 August 1997 and was subsequently converted into a joint stock limited company in accordance with the provisions set out in the PRC Company Law on 3 March 2004. As at the date hereof, the Company has a share capital of RMB3,830,000,000 made up of 3,830,000,000 Domestic Shares, all of which are held by the Major Shareholder as its sole promoter.

(B) The Company was registered in Hong Kong as an oversea company under Part XI of the Companies Ordinance on 7 May 2004.

(C) The Major Shareholder is the legal and beneficial owner owning the voting shares attaching to 3,830,000,000 Domestic Shares (representing 100 per cent. of the issued capital of the Company immediately prior to the Share Offer) of the Company.

(D) The Company is proposing to offer the Public Offer Shares for subscription by the public in Hong Kong pursuant to the Public Offer and the Company and the Major Shareholder are proposing to offer the Placing Shares for subscription or purchase by professional and institutional investors and the Strategic Investor and Corporate Investors pursuant to the Placing, together with the Japanese POWL. BNP Paribas Peregrine has been appointed as

the sole sponsor in relation to the listing of the H Shares on the Main Board and as the sole global co-ordinator, and together with Morgan Stanley, as joint bookrunner and, with Morgan Stanley and MSIL as joint lead manager in respect of the Share Offer.

(E) BNP Paribas Peregrine has made an application on behalf of the Company on 10 March 2004 to the Listing Division of the Stock Exchange for the listing of, and permission to deal on the Main Board in, the H Shares to be issued or sold (including the H Shares to be issued or sold pursuant to the Over-allotment Option) as mentioned in the Prospectus.

(F) The Public Offer Underwriters have agreed to severally underwrite the Public Offer upon and subject to the terms and conditions hereinafter contained.

(G) The Company and the Major Shareholder have agreed to give the representations, warranties, undertakings and indemnities hereinafter appearing in favour of the Public Offer Underwriters.

(H) The Company has appointed Computershare Hong Kong Investor Services Limited to act as its Hong Kong share registrar and transfer agent for the H Shares.

(I) The Company has appointed Bank of China (Hong Kong) Limited, Hang Seng Bank Limited and Standard Chartered Bank as the Receiving Bankers for the Public Offer and Horsford Nominees Limited as the Nominee to hold the application monies under the Public Offer.

(J) The Company, the Major Shareholder, BNP Paribas Peregrine, MSIL and other International Underwriters intend to enter into the International Underwriting Agreement providing for the underwriting of the Placing by the International Underwriters subject to the terms and conditions therein contained.

NOW IT IS HEREBY AGREED as follows:

1 DEFINITIONS AND INTERPRETATION

1.1 **Introduction:** In this Agreement, including the Recitals and the Schedules, the following words and expressions shall have the respective meanings set out below (unless the context otherwise requires):

"Acceptance Date" means 9 June 2004, being the date on which the Application Lists close in accordance with the provisions of Clause 4.2;

"Accepted Public Offer Applications" means the Public Offer Applications which have from time to time been accepted in whole or in part, pursuant to Clause 4.3;

"Accounts" means the audited consolidated accounts of the Group for each of the three financial years preceding the Accounts Date and all related notes, the details of which are set out in Appendix I to the Prospectus;

"Accounts Date" means 31 December 2003;

"Admission" means the grant or agreement to grant by the Listing Committee of the Stock Exchange of listing of and permission to deal in the H Shares on the Main Board (including any additional H Shares that may be issued or sold pursuant to the exercise of the Over-allotment Option);

"Affiliates" means, in respect of a particular company, any other company or other entity which is its holding company of subsidiary, or any subsidiary of its holding company or which directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such company. For the purposes of the foregoing, control (including the terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise;

"Agreement Amongst Public Offer Underwriters" means the agreement to be entered into among the Joint Lead Managers and other Public Offer Underwriters at the date hereof;

"Application Forms" means the white or yellow application forms to be used in connection with the Public Offer in the agreed forms which have been marked "A" for the purpose of identification and, where the context requires, the form of application for the Public Offer Shares for use by CCASS in making a bulk share application as agent on behalf of applicants;

"Application Lists" means the application lists in respect of the Public Offer referred to in Clause 4.2;

"Approvals" means all approvals, sanctions, consents, permissions, certificates and authorisations from any person and filings and registrations with any person of any relevant jurisdictions, including (without limitation) Hong Kong and the PRC (as the case may be);

"Articles of Association" means the articles of association of the Company as amended on 10 May 2004 in the agreed form which has been marked "B" for the purpose of identification;

"Associate" has the meaning given to it in the Listing Rules;

"Auditors" means PricewaterhouseCoopers;

"Board" means the board of directors of the Company;

"Brokerage" means the brokerage at the rate of 1.0 per cent. of the Offer Price in respect of the Offer Shares payable by successful applicants to members of the Stock Exchange or the Public Offer Underwriters or otherwise pursuant to the Listing Rules;

"**Business Day**" means a day (excluding Saturdays) on which banks are generally open for business in Hong Kong;

"**CCASS**" means the Central Clearing and Settlement System established and operated by HKSCC;

"**Companies Ordinance**" means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

"**Company's Solicitors**" means Baker & McKenzie of 14th Floor, Hutchison House, 10 Harcourt Road, Hong Kong;

"**Conditions**" means the conditions precedent contained in Clause 2.1;

"**Conditions Precedent Documents**" means the documents listed in Part A and Part B of Schedule 4;

"**Corporate Investors**" means Chow Tai Fook Nominee Limited and Clever Venture Limited;

"**Corporate Placing**" has the meaning ascribed to it in the Prospectus;

"**Closing Date**" means the Dealings Date;

"**Dealings Date**" means the first day on which the H Shares commence trading on the Main Board (which is expected to be on 16 June 2004);

"**Directors**" means the directors of the Company whose names and addresses are set out in Part A of Schedule 1;

"**Domestic Shares**" means ordinary shares in the share capital of the Company with a nominal value of RMB 1.00 each, which are subscribed for and paid in Renminbi;

"**Encumbrance**" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, retention arrangement) having similar effect;

"**Force Majeure Expiry Date**" means the Dealings Date;

"**Formal Notice**" means the press announcement to be issued in connection with the Public Offer pursuant to the Listing Rules, substantially in the agreed form which has been marked "C" for the purpose of identification;

"**Group**" means the Company and the Subsidiaries;

"**Group Company**" means a member of the Group;

"**HK$**" and "**cents**" means Hong Kong dollars and cents, respectively.

"**HKSCC**" means Hong Kong Securities Clearing Company Limited;

"**Hong Kong**" means the Hong Kong Special Administrative Region of the PRC;

"**Hong Kong Registrars**" means Computershare Hong Kong Investor Services Limited;

"**H Shares**" means the overseas listed foreign invested shares in the share capital of the Company with a nominal value of RMB1.00 each, which are proposed to be listed and traded on the Main Board, and subscribed for and traded in Hong Kong dollars;

"**Indemnified Parties**" means the Public Offer Underwriters and any of its Affiliates which is involved in the Share Offer as well as the directors, officers, employees and agents of each of the Public Offer Underwriters and of each such Affiliate;

"**Intellectual Property**" means letters patent, trade marks, service marks, registered designs, domain names, softwares, utility models, applications for any of the foregoing and the right to apply for any of the foregoing in any part of the world, copyright, inventions, confidential information, know-how and business names and any similar rights situated in any country; and the benefit (subject to the burden) of any and all licences in connection with any of the foregoing;

"**International Underwriters**" means persons named in the International Underwriting Agreement as such;

"**International Underwriting Agreement**" means the International Underwriting Agreement relating to the Placing and to be entered into among the Company, the Major Shareholder and the International Underwriters;

"**Investor Compensation Levy**" means the investor compensation levy at the rate of 0.002 per cent. of the Offer Price payable to the SFC by each of the Company, and the successful applicants under the Public Offer pursuant to the Securities and Futures (Investor Compensation Levy) Rules;

"**Japanese POWL**" means the public offer without listing in Japan that will form part of the Placing;

"**Joint Lead Managers**" means BNP Paribas Peregrine and Morgan Stanley;

"**Law(s)**" means all publicly available laws, rules, regulations, guidelines, opinions, notices, circulars, orders, judgments, decrees or rulings of any court, government, governmental or

regulatory authority (including, without limitation, the Stock Exchange) of all relevant jurisdictions, including (without limitation) Hong Kong and the PRC (as the case may be);

"**Legal Opinions**" means the legal opinions issued or to be issued by Jingtian & Gongcheng, the PRC legal adviser to the Company in the agreed form which has been marked "I" for the purpose of identification;

"**Listing Committee**" means the listing sub-committee of the Council of the Stock Exchange with responsibility for the Main Board;

"**Listing Rules**" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"**Main Board**" means the stock market operated by the Stock Exchange prior to the establishment of the Growth Enterprise Market of the Stock Exchange (excluding the options market) and which stock market continues to be operated by the Stock Exchange in parallel with the Growth Enterprise Market of the Stock Exchange (for avoidance of doubt, the Main Board excludes the Growth Enterprise Market of the Stock Exchange);

"**MSIL**" means Morgan Stanley & Co. International Limited;

"**Net Public Offer Under-subscription**" has the meaning ascribed to it in Clause 4.4;

"**Nominee**" means Horsford Nominees Limited;

"**NSSF Council**" means The National Social Security Fund Council of the PRC;

"**Offer Price**" means a price being not more than HK$4.175 and expected to be not less than HK$3.175 per Offer Share, subject to refund after its determination and recorded in the Price Determination Agreement in accordance with Clause 6.1;

"**Offer Shares**" means the Public Offer Shares and the Placing Shares being offered at the Offer Price under the Share Offer, where relevant, together with any additional H Shares to be issued or sold pursuant to the exercise of the Over-allotment Option;

"**Offering Circular**" means the final offering circular to be issued by the Company (including the Prospectus to be attached thereto) in connection with the Placing;

"**Offering Documents**" means the Preliminary Offering Circular, the Prospectus, the Offering Circular and any other document used in connection with the contemplated subscription or sale of the Offer Shares;

"**Operative Documents**" means the agreements set out in the paragraph headed "Summary of material contracts" in Appendix VIII to the Prospectus and the Registrars' Agreement;

"**Over-allotment Option**" means the over-allotment option granted by the Company and the Major Shareholder to BNP Paribas Peregrine and MSIL, exercisable by BNP Paribas Peregrine (with the prior consent of MSIL) (on behalf of BNP Paribas Peregrine and MSIL), pursuant to the International Underwriting Agreement;

"**Over-allotment Option Shares**" means up to 363,000,000 additional H Shares which may be allotted and issued by the Company, or sold by the Major Shareholder upon the exercise of the Over-allotment Option, but subject and pursuant to, in the case of the Major Shareholder, the further approval and authorization to be issued by SASAC and the NSSF Council, respectively;

"**Over-Subscription**" means applications for Public Offer Shares to the extent that Application Forms are received prior to the closing of the Application Lists for more than the total number of Public Offer Shares initially available for subscription under the Public Offer, and references to the number of Over-Subscription shall be construed accordingly;

"**Placing**" means the proposed placing by the International Underwriters of the Placing Shares for and on behalf of the Company and the Major Shareholder to professional and institutional investors and the Corporate Investors and the Strategic Investor, together with the Japanese POWL, as further described in the section headed "Structure of the Share Offer" in the Offering Documents;

"**Placing Shares**" means collectively 2,299,000,000 H Shares initially proposed to be offered for subscription (by the Company) and sale (by the Major Shareholder) pursuant to the Placing, subject to any additional H Shares to be issued or sold pursuant to the exercise of the Over-allotment Option and adjustment and reallocation in accordance with this Agreement;

"**Placing Underwriting Commitment**" means, in relation to any International Underwriter, the number of Placing Shares (which may be increased pursuant to the Over-allotment Option and adjustment and reallocation in accordance with this Agreement) in respect of which such International Underwriter has agreed to procure placees pursuant to the terms of the International Underwriting Agreement (subject to adjustment and reallocation as provided in the International Underwriting Agreement);

"**PRC**" means the People's Republic of China which for the purposes of this Agreement shall not include Hong Kong, Taiwan and the Macau Special Administrative Region;

"**Preliminary Offering Circular**" means the proof dated 21 May 2004, stated therein to be subject to amendment and completion, of the Offering Circular (including the Preliminary Prospectus attached thererto) in the agreed form which has been marked "J" for the purpose of identification;

"Preliminary Prospectus" means the proof dated 21 May 2004 (subject to change, completion or amendment) of the Prospectus;

"Price Determination Agreement" means the agreement entered or to be entered into among the Major Shareholder, the Company, and the Joint Lead Managers (on behalf of the Public Offer Underwriters and the International Underwriters) at or before the Price Determination Time to record the Offer Price, the agreed form of which has been marked "D" for the purposes of identification;

"Price Determination Time" means on or about 6:00 a.m. on 10 June 2004 (Hong Kong time) on which the Offer Price is determined, or such later time as the Major Shareholder, the Company, and the Joint Lead Managers (on behalf of the Public Offer Underwriters and the International Underwriters) may agree, but in any event not later than 9:00 a.m. on 10 June 2004 (Hong Kong time);

"Prospectus" means the prospectus to be issued by the Company in connection with the Public Offer, a copy of which has been marked "E" for the purpose of identification;

"Prospectus Date" means 4 June 2004;

"Public Offer" means the offer of the Public Offer Shares at the Offer Price for subscription by the public in Hong Kong, on and subject to the terms and conditions of the Public Offer Documents;

"Public Offer Applications" means applications for Public Offer Shares made on the Application Forms and accompanied by cheques or cashier's orders for the full amount payable which are honoured on first presentation and otherwise in compliance with the terms of the Public Offer Documents;

"Public Offer Documents" means the Prospectus and the Application Forms;

"Public Offer Shares" means 121,000,000 new H Shares being initially offered by the Company for subscription under the Public Offer (subject to adjustment and reallocation) as provided in this Agreement;

"Public Offer Underwriting Commitment" means, in relation to any Public Offer Underwriter, the number of Public Offer Shares in respect of which such Public Offer Underwriter has agreed to procure subscribers, or failing which itself to subscribe, pursuant to the terms of this Agreement, as shown opposite its name in Schedule 2 (subject to adjustment and reallocation in accordance with this Agreement);

"Receiving Bankers" means Bank of China (Hong Kong) Limited, Hang Seng Bank Limited and Standard Chartered Bank;

"**Receiving Banker's Agreement**" means the agreement to be entered into among the Receiving Bankers, the Company, BNP Paribas Peregrine and the Nominee, the agreed form of which has been marked "F" for the purpose of identification;

"**Registrars' Agreement**" means the agreement to be entered into between, inter alia, the Company and the Hong Kong Registrars in the agreed form which has been marked "G" for the purpose of identification;

"**Relevant Public Offer Application**" means, in relation to any Public Offer Underwriter, a Public Offer Application made or procured to be made by such Public Offer Underwriter which is applied pursuant to Clause 4.5 to reduce the Public Offer Underwriting Commitment of such Public Offer Underwriter;

"**Reorganisation**" means the reorganisation of the Group in preparation for the listing of the Offer Shares on the Main Board, details of which are set out under the paragraph headed "The Reorganisation" in Appendix VIII to the Prospectus;

"**SASAC**" means The State-owned Assets Supervision and Administration Commission of the State Council of the PRC;

"**SFC**" means the Securities and Futures Commission of Hong Kong;

"**Share Offer**" means the Public Offer and the Placing;

"**Shares**" means shares of RMB1.00 each in the capital of the Company;

"**Stock Exchange**" means The Stock Exchange of Hong Kong Limited;

"**Strategic Investor**" means Hutchison International Limited;

"**Strategic Placing**" means the placing of 241,758,000 H Shares to the Strategic Investor as part of the Placing, the details of which are set out in the section headed "Structure of the Share Offer - The Strategic Placing";

"**Subsidiaries**" means the subsidiaries set out under the paragraph headed "Particulars of Subsidiaries and Associated Companies" in the Accountants' Report in Appendix I to the Prospectus;

"**Taxation**" means all forms of taxation whenever created, imposed or arising and whether of Hong Kong, the PRC or of any other part of the world and, without prejudice to the generality of the foregoing, includes all forms of taxation on or relating to profits, salaries, interest and other forms of income, taxation on capital gains, sales and value added taxation, estate duty, death duty, capital duty, stamp duty, payroll taxation, withholding taxation, rates and other taxes or charges relating to property, customs and other import and excise duties, and generally any

taxation, duty, impost, levy, rate, charge or any amount payable to revenue, customs or fiscal authorities whether of Hong Kong, the PRC or of any other part of the world;

"**Trading fee**" means a trading fee at the rate of 0.005 per cent. of the Offer Price payable to the Stock Exchange by each of the Company and the successful applicants under the Public Offer pursuant to the Listing Rules;

"**Transaction Levy**" means the transaction levy at the rate of 0.005 per cent. of the Offer Price payable to the SFC by each of the Company and the successful applicants under the Public Offer pursuant to the Listing Rules;

"**Underwriters' Solicitors**" means Norton Rose of 38th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong;

"**Valuers**" means Sallmanns (Far East) Ltd.;

"**Verification Notes**" means the verification notes relating to the Prospectus, a final draft in the agreed form which has been marked "H" for the purpose of identification;

"**Warranties**" means the representations, warranties and undertakings of the Warrantors as set out in Schedule 3;

"**Warrantors**" means the Company and the Major Shareholder; and

"**Website**" means the website which is expected to be set up by the Company on or about the Dealings Date under the domain name of www.cscl.com.cn.

1.2 **Recitals and Schedules:** The Recitals and Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Recitals and the Schedules.

1.3 **References:** Except where the context otherwise requires, references in this Agreement to:

1.3.1 statutory provisions, or to rules or regulations (whether or not having the force of law), shall be construed as references to the same as amended, varied, modified, consolidated or re-enacted or both from time to time (whether before or after the date of this Agreement) and to any subordinate legislation made under such statutory provisions;

1.3.2 persons shall include bodies corporate, unincorporated associations and partnerships;

1.3.3 a subsidiary or a holding company are to the same as defined in Section 2 of the Companies Ordinance;

1.3.4 Clauses, Recitals and Schedules are to clauses of and recitals and schedules to this Agreement;

1.3.5 a document in an (or the) **"agreed form"** are to a document in a form from time to time (whether on or after the date hereof) agreed between the Company and BNP Paribas Peregrine (on behalf of the Public Offer Underwriters);

1.3.6 a **"certified copy"** means a copy certified as a true copy by a Director or the secretary of the Company or the Company's Solicitors; and

1.3.7 times of day are to Hong Kong time.

1.4 **Headings:** The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

1.5 **Gender:** In this Agreement, words importing a gender shall include the other genders and words importing the singular shall include the plural and vice versa.

2 CONDITIONS

2.1 **Conditions precedent:** The obligations of the Public Offer Underwriters under this Agreement are conditional on:

2.1.1 the Joint Lead Managers, on behalf of the Public Offer Underwriters, receiving from the Company all Conditions Precedent Documents as set out in Part A of Schedule 4 and Part B of Schedule 4 in form and substance satisfactory to the Joint Lead Managers not later than 5:00 p.m. on the date of this Agreement and 8:00a.m. on the Closing Date respectively;

2.1.2 the issue by the Stock Exchange of a certificate of authorisation of registration in respect of the Prospectus and the registration by the Registrar of Companies in Hong Kong of one copy of each of the Prospectus and the Application Forms, duly certified by two Directors (or by their attorneys duly authorised in writing) as having been approved by resolutions of the Board and having attached thereto all necessary consents and documents required by section 342C (subject to any certificate of exemption granted pursuant to section 342A) of the Companies Ordinance not later than 5:00 p.m. on the date of this Agreement;

2.1.3 Admission having occurred and become effective (either unconditionally or subject only to allotment and issue of the relevant Offer Shares, despatch or availability for collection of Share certificates in respect of the Offer Shares and/or such other conditions as may be acceptable to BNP Paribas Peregrine (for and on behalf of the Public Offer Underwriters)) (after prior consultation with Morgan Stanley) on or before the Closing Date (or such later date as the Joint Lead Managers may (for and on behalf of the Public Offer Underwriters) agree in writing) and the Admission not subsequently having been revoked;

2.1.4 the Price Determination Agreement having been duly executed by the Company, the Major Shareholder and the Joint Lead Managers at or before the Price Determination Time and such agreement not subsequently having been terminated; and

2.1.5 the execution and delivery of the International Underwriting Agreement and the obligations of the International Underwriters thereunder having become and remaining to be unconditional in accordance with its terms (including if relevant as a result of the wavier of any conditions by BNP Paribas Peregrine and MSIL on behalf of the International Underwrites), save for the condition therein relating to the obligations of the Public Offer Underwriters under this Agreement (and any condition for this Agreement to become unconditional), and the International Underwriting Agreement not having been terminated in accordance with its terms.

2.2 **Procure fulfilment:** The Warrantors shall use their best respective endeavours to procure the fulfilment of the Conditions on or before the relevant time/date specified therefor and, in particular, shall furnish such information, supply such documents, pay such fees, give such undertakings and do all acts and things as may be required by the Joint Lead Managers (on behalf of the Public Offer Underwriters), the Stock Exchange, the SFC and the Registrar of Companies in Hong Kong and the relevant authorities in the PRC in connection with the listing of the H Shares and the fulfilment of such Conditions.

2.3 **Extension:** The Joint Lead Managers shall have the right, in their sole and absolute discretion, by giving notice to the Company, the other Public Offer Underwriters and the other Warrantor on or before the last day on which each of the Conditions is required to be fulfilled, either:

2.3.1 to extend the deadline for the fulfillment of any Condition by such number of days or in such manner as the Joint Lead Managers may determine (in which case the Joint Lead Managers shall be entitled to extend the other dates/deadlines referred to in this Agreement in such manner as it deems appropriate, provided that no extension shall be made beyond 4 July 2004 and any such extension and the new timetable shall be notified by the Joint Lead Managers to the other parties to this Agreement as soon as practicable after any such extension is made); or

2.3.2 in respect of the Condition set out in Clause 2.1.1, to waive or modify (with or without condition(s) attached) such Condition.

2.4 **Conditions not satisfied:** Without prejudice to Clause 2.3, if any of the Conditions shall not have been fulfilled in accordance with the terms hereof on or before the date/time specified therefor without any subsequent extension of time or waiver/modification in accordance with the terms hereof, this Agreement shall terminate with immediate effect and the provisions of Clause 11.2 shall apply.

3 APPOINTMENTS

3.1 **Appointment of Global Coordinator and Lead Managers:** The Company hereby appoints, to the exclusion of all others, BNP Paribas Peregrine as the sole global co-ordinator and, together with Morgan Stanley, as the joint bookrunner and the joint lead manager to manage the Share Offer, and relying on the Warranties and subject as hereinafter mentioned, each of BNP Paribas Peregrine and Morgan Stanley accepts its appointment hereunder.

3.2 **Appointment of Sponsor:** The Company hereby confirms and acknowledges its appointment of BNP Paribas Peregrine to act as the sole and exclusive sponsor of the Company in relation to its application for listing of the H Shares on the Main Board. BNP Paribas Peregrine, relying on the Warranties and subject as hereinafter mentioned, hereby confirms its acceptance of such appointment on the terms and subject to the conditions of this Agreement and the mandate letter entered into between BNP Paribas Peregrine and the Company dated 31 October 2003.

3.3 **Appointment of Receiving Bankers and Nominee:** The Company has appointed or shall appoint the Receiving Bankers to act as receiving bankers and shall appoint the Nominee to hold the application monies received pursuant to the Public Offer on the terms and on the basis set out in the Receiving Banker's Agreement. The Company shall procure the Nominee to undertake to hold and deal with such application monies on the terms set out in the Receiving Banker's Agreement.

3.4 **Appointment of the Hong Kong Registrars:** The Company has appointed or will appoint the Hong Kong Registrars to provide services in connection with the processing of the Public Offer Applications on and subject to the terms and conditions of the Registrars' Agreement. The Company undertakes with the Public Offer Underwriters to use its best endeavours to procure that the Hong Kong Registrars shall do all such acts and things as may be required to be done by it in connection with the Public Offer and its associated transactions.

3.5 **Appointment of Public Offer Underwriters:** The Company hereby appoints the Public Offer Underwriters to the exclusion of all others, as the exclusive agents of the Company, to assist the Company in offering to the public in Hong Kong the Public Offer Shares at the Offer Price in accordance with the provisions of this Agreement and the terms and conditions set out in the Public Offer Documents, and the Public Offer Underwriters, relying on the Warranties and subject as hereinafter mentioned, severally accept the appointment.

3.6 **Delegation:** Each appointment referred to in Clauses 3.1, 3.3 and 3.5 is made on the basis, and on terms, that each appointee is irrevocably authorised to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company) to any one or more of its Affiliates (and, in particular, subject to Clause 3.9, each Public Offer Underwriter may appoint any of its Affiliates or any other person to be sub-agent(s)

on behalf of the Company for the purposes of assisting the Company in offering the Public Offer Shares to the public in Hong Kong with such authorities and rights as such Public Offer Underwriter has pursuant to its own appointment under Clause 3.5) provided that each Public Offer Underwriter shall remain liable for all acts and omissions of any sub-agent(s) appointed by it pursuant to this Clause 3.6 and shall procure the compliance by any such sub-agent(s) with all relevant obligations and provisions to which such Public Offer Underwriter is subject, or by which such Public Offer Underwriter is bound, pursuant to this Agreement or under Laws.

3.7 **Conferment of authority:** The Company hereby confirms that the foregoing appointments of the Public Offer Underwriters confer on each of the Public Offer Underwriters, subject to the terms of this Agreement, all powers, authorities and discretions on behalf of the Company which are necessary for, or reasonably incidental to, the lawful making of the Share Offer and hereby agrees to ratify and confirm everything the Public Offer Underwriters and their sub-agents shall lawfully do in accordance with this Agreement in the proper exercise of such appointment, powers, authorities and discretions.

3.8 **Capacity as agents:** Any transaction carried out by the Public Offer Underwriters within the scope of the appointments and grants of authorities and discretions contained in this Agreement shall constitute a transaction carried out at the request of the Company and as agent of the Company. The Public Offer Underwriters shall not be responsible for any loss or damage to any persons arising from any such transaction (except for any loss or damage arising out of any wilful default, gross negligence, fraud or breach of the terms of this Agreement on the part of the party concerned).

3.9 **Sub-underwriting:** The Public Offer Underwriters shall be entitled to enter into sub-underwriting arrangements in respect of any part of their respective Public Offer Underwriting Commitments provided that the Public Offer Underwriters shall use the form of sub-underwriting letter set out in the Agreement Amongst Public Offer Underwriters for this purpose and provided further that no Public Offer Underwriter shall offer or sell Public Offer Shares in connection with any such sub-underwriting to any person in respect of whom such offer or sale would be in contravention of applicable Laws. All sub-underwriting commission shall be borne by the relevant Public Offer Underwriter absolutely.

3.10 **No Liability for Public Offer Documents:** None of the Public Offer Underwriters shall have any liability in respect of any omission of information from any Public Offer Documents or any information or statement of fact or opinion contained therein being untrue, incorrect or misleading (it being acknowledged by the parties that the Company, the Major Shareholder and the Directors are solely responsible in this regard).

4 THE PUBLIC OFFER

4.1 **Public Offer:** The Company shall offer the Public Offer Shares for subscription on, and subject to, the terms and conditions set out in the Public Offer Documents. Subject to the registration of the Prospectus by the Company or the Company's Solicitors on the Company's behalf, BNP Paribas Peregrine shall arrange for, and the Company shall cause, the Formal Notice (in the agreed form) to be published on official website of the Stock Exchange and in the newspapers and on the day(s) specified in Schedule 6 (or such other publications and/or day(s)) as may be agreed by the Company and BNP Paribas Peregrine. The Company will, on the Prospectus Date, issue or make available via the Receiving Bankers to the public the Prospectus and the Application Forms.

4.2 **Application Lists:** Subject as mentioned in the section headed "How to Apply for the H Shares" set out in the Prospectus, the Application Lists will open at 11:45 a.m. on the Acceptance Date and will close at 12:00 noon on the same day, Provided that in the event of a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning signal being in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on that day, then the Application Lists will open at 11:45 a.m. and close at 12:00 noon on the next Business Day on which no such signal remains in force at any time between 9:00 a.m. and 12:00 noon. All references in this Agreement to the time of opening and closing of the Application Lists shall be construed accordingly.

4.3 **Basis of allocation:** BNP Paribas Peregrine (after prior consultation with Morgan Stanley) on behalf of the Public Offer Underwriters shall, as soon as practicable after the close of the Application Lists and after consultation with the Company (if BNP Paribas Peregrine considers it practicable in the circumstances), determine the manner and the basis of allocation of the Public Offer Shares. BNP Paribas Peregrine shall be entitled to exercise and on behalf of the Company to authorise the Receiving Bankers to exercise the discretion on the part of the Company to reject or accept in whole or in part any Public Offer Application which is subject to the authority of the Receiving Bankers pursuant to the terms of the Receiving Banker's Agreement to reject as agent on behalf of the Company any Public Offer Application received by it which in its reasonable opinion fails to fully comply with the terms and conditions as set out in the Prospectus and the Application Forms and to return the same together with the remittance therefor to the relevant applicant by ordinary post, provided always that, as regards the grounds for rejection of Public Offer Applications (including, for example, multiple applications, suspected multiple applications and over-subscription), these shall remain within the discretion of BNP Paribas Peregrine (on behalf of the Public Offer Underwriters), after consultation with the Company (if BNP Paribas Peregrine considers it practicable in the circumstances).

4.4 **Net Public Offer Under-subscription:** On and subject to the terms and conditions of this Agreement and in reliance upon the Warranties, if and to the extent that by 12 noon on the

Acceptance Date there shall remain any Public Offer Shares which have not been applied for pursuant to Accepted Public Offer Applications under the Public Offer (a "**Net Public Offer Under-subscription**"), BNP Paribas Peregrine shall notify the other Public Offer Underwriters as soon as practicable following BNP Paribas Peregrine being informed by the Receiving Bankers of the Net Public Offer Under-subscription and the Public Offer Underwriters (other than any Public Offer Underwriter whose Public Offer Underwriting Commitment has been reduced by the Relevant Public Offer Applications to zero pursuant to the provisions of Clause 4.5) shall, subject to any reallocation of such Public Offer Shares to the Placing pursuant to Clause 4.10 and subject to Clause 4.8, apply or procure applications for such respective numbers of Public Offer Shares comprising the Net Public Offer Under-subscription as the Joint Lead Managers may in their sole discretion determine, in accordance with the terms and conditions set out in the Public Offer Documents (other than as to the deadline for making the application) and Clause 4.7, and shall pay or procure to be paid the full amount payable on application provided that the obligations of the Public Offer Underwriters in respect of such Public Offer Shares under this Clause 4.4 shall be several (and not joint or joint and several). None of the Public Offer Underwriters will be liable for any failure on the part of any of the other Public Offer Underwriters to perform its obligations under this Clause 4.4. Notwithstanding the foregoing, each of the Public Offer Underwriters shall be entitled to enforce any or all of its rights under this Agreement either alone or jointly with the other Public Offer Underwriters.

4.5 **Public Offer Underwriting Commitment:** In relation to each Public Offer Application made or procured to be made by any of the Public Offer Underwriters otherwise than pursuant to the provisions of Clause 4.6, the Public Offer Underwriting Commitment of such Public Offer Underwriter shall, subject to the Application Form(s) having been marked with the name of such Public Offer Underwriter (or any sub-underwriter of such Public Offer Underwriter) and to such Public Offer Application having been accepted (whether in whole or in part) pursuant to the provisions of Clause 4.3 and thus become an Accepted Public Offer Application, be reduced pro tanto by the number of Public Offer Shares comprised in such Accepted Public Offer Application until the Public Offer Underwriting Commitment of such Public Offer Underwriter is reduced to zero. Detailed provisions relating to the set-off of the Public Offer Underwriting Commitment of a Public Offer Underwriter are set out in Schedule 5.

4.6 **Accepted Application Forms:** The Company agrees that all duly completed and submitted Application Forms received prior to the closing of the Application Lists and accepted by BNP Paribas Peregrine pursuant to Clause 4.3, either in whole or in part, will be accepted by the Company before calling upon the Public Offer Underwriters or any of them to perform their obligations under Clause 4.4.

4.7 **Public Offer Underwriters' Applications:** In the event of a Net Public Offer Under-subscription, each of the Public Offer Underwriters shall, as soon as practicable and in any event not later than 10:00 a.m. on the second Business Day after the Acceptance Date and subject to the

Conditions having been duly fulfilled or waived in accordance with the terms of this Agreement apply and pay (or procure payment) to BNP Paribas Peregrine or as BNP Paribas Peregrine may direct for such number of Public Offer Shares comprising the Net Public Offer Under-subscription as may have fallen to be subscribed by it pursuant to Clause 4.4 and subject to the terms and conditions set out in the Public Offer Documents (as may be appropriate) and the Company shall, against receipt of such applications and payments in relation thereto and upon receipt of the list of allottees for the Public Offer Shares on or before the second Business Day after the Acceptance Date, duly allot and issue to the said applicants or to such persons nominated by the said applicants the Public Offer Shares to be taken up as aforesaid and will duly issue, and authorise the delivery to the Public Offer Underwriters (or as they may direct) of, valid share certificates in respect of such Public Offer Shares in the names of the respective applicants or in the name of HKSCC for credit to the relevant CCASS participants' account of the applicants.

4.8 **Power of the Joint Lead Managers to make Applications:** In the event of a Net Public Offer Under-subscription, the Joint Lead Managers shall have the right (to be exercised at their sole discretion (either acting individually or together in such proportions as shall be agreed between themselves) and in relation to which they are under no obligation to exercise) to apply for (subject to and in accordance with this Agreement) all or any of the Public Offer Shares which any Public Offer Underwriter is required to subscribe pursuant to Clause 4.4. Any application submitted or procured to be submitted by any of the Joint Lead Managers pursuant to this Clause 4.8 in respect of which payment is made in accordance with Clause 4.7 shall satisfy pro tanto the obligation of the relevant Public Offer Underwriter under Clause 4.4 but shall not affect any agreement or arrangement among the Public Offer Underwriters regarding the payment of underwriting commission.

4.9 **Clawback:** If the number of Public Offer Shares which are the subject of the Accepted Public Offer Applications exceeds the number of Public Offer Shares initially offered, then the Joint Lead Managers may reallocate the Placing Shares to the Public Offer to satisfy valid applications under the Public Offer subject to the reallocation basis as set forth below. The respective Placing Underwriting Commitments of the International Underwriters may be reduced in such proportion as the Joint Lead Managers may in their sole and absolute discretion determine. Any Placing Shares which are so reallocated from the Placing to the Public Offer shall for all purposes of this Agreement be deemed to be Public Offer Shares in accordance with arrangements otherwise agreed between the Public Offer Underwriters and between the International Underwriters.

The number of Offer Shares initially available for subscription or purchase under the Public Offer and the Placing is subject to clawback on the following basis in the event of an Over-Subscription:

If the number of Over-Subscription represents a subscription of (i) 15 times or more but less than 50 times, (ii) 50 times or more but less than 100 times, or (iii) 100 times or more, of the number

of the Public Offer Shares initially available for subscription under the Public Offer, then the Offer Shares will be reallocated to the Public Offer from the Placing, so that the total number of Offer Shares available under the Public Offer will be increased to 181,500,000, 242,000,000 and 484,000,000 H Shares, respectively, representing approximately 7.5% (in the case of (i)), 10% (in the case of (ii)) or 20% (in the case of (iii)), respectively, of the total number of H Shares initially available under the Share Offer (before any exercise of the Over-allotment Option). In such case, the number of H Shares allocated in the Placing will be correspondingly reduced, in such manner as the Joint Lead Managers deem appropriate, and such additional H Shares will be reallocated to Pool A and Pool B (as described in the Prospectus) in the Public Offer. The H Shares placed to the Corporate Investors and the Strategic Investor under the Corporate Placing and the Strategic Placing respectively will not be affected by such reallocations. For the avoidance of doubt, the Over-allotment Option is granted by the Company and the Major Shareholder to the BNP Paribas Peregrine and MSIL only, and not to the Public Offer Underwriters.

4.10 **Clawforward:** If a Net Public Offer Under-subscription (as defined in Clause 4.4) shall occur, the Joint Lead Managers, in their sole and absolute discretion, may reallocate all or any of the Public Offer Shares comprised in any such Net Public Offer Under-subscription from the Public Offer to the Placing. The respective Public Offer Underwriting Commitments of the Public Offer Underwriters shall be reduced in such proportion as the Joint Lead Managers may in their sole and absolute discretion determine. Any Public Offer Shares which are so reallocated from the Public Offer to the Placing shall for all purposes (including any fees arrangements) be deemed to be Placing Shares and will be allocated to increase the Placing Underwriting Commitment of all or any of the International Underwriters in such proportion as BNP Paribas Peregrine and MSIL may in their sole and absolute discretion determine.

4.11 **Obligations cease**: All obligations and liabilities of the Public Offer Underwriters under this Agreement will cease following payment by or on behalf of the Public Offer Underwriters in accordance with Clause 4.4 or Clause 4.8 or upon the Public Offer being over-subscribed (save in respect of any antecedent breaches under this Agreement).

4.12 **No distribution of documents:** Except for the Public Offer Documents or as otherwise provided pursuant to the provisions of this Agreement or required by applicable Laws (in which cases the Warrantors shall first consult with BNP Paribas Peregrine before any such issue, publication, or distribution), each of the Warrantors undertakes not, without the prior written approval of BNP Paribas Peregrine (after prior consultation with Morgan Stanley), to issue, publish, distribute or otherwise make available any document (including any prospectus), material or information in connection with the Public Offer, and which might reasonably be expected to affect trading in the H Shares, for a period commencing on the date of this Agreement and ending on the expiry of six months after the date on which trading in the H Shares commences on the Main Board.

Each of the Public Offer Underwriters hereby acknowledges that nothing in this Agreement shall be deemed to give the Public Offer Underwriters or any of them any authority to make any disclosure, representation or warranty (whether given orally or in writing) stating that such disclosure, representation or warranty is made on behalf of the Company in connection with the Share Offer unless the same is contained in the Preliminary Prospectus or the Public Offer Documents, this Agreement or in any of the documents or materials produced in connection with the Share Offer as approved by the Company (such approval shall not be unreasonably withheld or delayed).

4.13 **Best efforts to implement the Public Offer:** Without prejudice to the foregoing obligations, each of the Warrantors undertakes with the Public Offer Underwriters that it will take such action and do all such other acts and things required to implement the Public Offer and to comply with all relevant requirements so as to enable the listing of, and permission to deal in, the H Shares on the Main Board to be granted by the Listing Committee.

5 PAYMENT OF APPLICATION MONEYS

5.1 **Public Offer application monies:** The application monies in respect of the Public Offer Shares will be paid in Hong Kong dollars to the Company (subject to and in accordance with the provisions of the Receiving Banker's Agreement and this Agreement) as soon as the Conditions have been fulfilled or waived and Share certificates have been despatched to allottees of the Public Offer Shares, by a cheque (crossed "account payee only") payable to the Company or, if the Company so requires in writing, by transfer to the Company's bank account in Hong Kong or by such other means as may be agreed between the Company and BNP Paribas Peregrine, provided however, that the Nominee will deduct therefrom (and, in the case of Clauses 5.1.1 and 5.1.2, pay to BNP Paribas Peregrine)(inter alia):

.1 the sums payable to the Public Offer Underwriters under Clause 7.2;

5.1.2 without prejudice to the obligations of the Company under Clause 7 and subject as may be agreed between the Company and BNP Paribas Peregrine (on behalf of the Public Offer Underwriters) such sums as shall be notified to the Nominee and the Company by BNP Paribas Peregrine on behalf of the Public Offer Underwriters as being in its opinion adequate to cover the fees, costs, charges and expenses payable by the Company under Clause 7.3; and

5.1.3 monies paid by successful applicants (including applicants pursuant to Clause 4.7) in respect of Brokerage, and the aggregate amount of applicable Trading Fee, Transaction Levy and Investor Compensation Levy in respect of the aggregate Offer Price for the Public Offer Shares.

The net amount payable to the Company pursuant to this Clause 5.1 will (for the avoidance of doubt and if applicable) be calculated after allowing for entitlements of successful applicants under the Public Offer to refunds of application monies if and to the extent that the Offer Price shall be determined at below HK$4.175 per Offer Share.

5.2 **Payment of Brokerage, Trading Fee, Transaction Levy and Investor Compensation Levy for applicants:** Subject to the receipt of the applicable amount pursuant to Clause 7.3, BNP Paribas Peregrine will, on behalf of the Public Offer Underwriters, arrange for the payment by the Nominee on behalf of all successful applicants under the Public Offer to members of the Stock Exchange and/or the Public Offer Underwriters (as the case may be) of Brokerage, to the Stock Exchange of the Trading Fee and to the SFC of the Transaction Levy and Investor Compensation Levy, in respect of Accepted Public Offer Applications.

5.3 **Payment of Trading Fee, Transaction Levy and Investor Compensation Levy for the Company:** Subject to the receipt of the applicable amount pursuant to Clause 7.3, BNP Paribas Peregrine will, on behalf of the Company, arrange for the payment by the Nominee of the Trading Fee, the Transaction Levy and Investor Compensation Levy payable by the Company to the Stock Exchange and the SFC respectively in respect of the Accepted Public Offer Applications, such amount to be paid out of the application monies received in respect of the Accepted Public Offer Applications.

5.4 **Refund cheques:** The Company will procure that, in accordance with the terms of the Receiving Banker's Agreement and the Registrars' Agreement, the Nominee will pay and the Hong Kong Registrars will arrange for the distribution of refund cheques to those successful and unsuccessful applicants under the Public Offer who are or may be entitled to receive refunds of application monies (in whole or in part) in accordance with terms of the Public Offer specified in the Public Offer Documents.

5.5 **Separate Bank Account:** The Company agrees that the application monies received for subscription of Public Offer Shares shall be credited to a separate bank account with Bank of China (Hong Kong) Limited pursuant to the terms of the Receiving Banker's Agreement.

6 PRICING, OVER-ALLOTMENT OPTION AND STABILISATION

6.1 **Determination of Offer Price:** The Major Shareholder, the Company and the Joint Lead Managers (on behalf of the Public Offer Underwriters and the International Underwriters) shall meet or otherwise communicate as soon as reasonably practicable, after the book-building process in respect of the Placing has been completed and by the Price Determination Time, with a view to agreeing the price at which the Offer Shares will be offered pursuant to the Share Offer, which price is expected to be not less than HK$3.175 per Offer Share and not more than HK$4.175 per Offer Share. If the Major Shareholder, the Company and the Joint Lead Managers reach agreement on the said price then such agreed price shall represent the Offer

Price for the purpose of the Share Offer and for this Agreement and the parties shall record the agreed price by signing the Price Determination Agreement. If no such agreement is reached and the Price Determination Agreement is not signed by the Price Determination Time, the provisions of Clause 2.4 shall apply.

6.2 **Over-allotment Option**: The Company and the Major Shareholder will grant the Over-allotment Option to BNP Paribas Peregrine and MSIL, exercisable by BNP Paribas Peregrine (with the prior consent of MSIL) pursuant to the terms of the International Underwriting Agreement and as described in the Offering Documents. If the Over-allotment Option is exercised in respect of all or any part of the Over-allotment Option Shares,

6.2.1 the Over-allotment Option Shares arising from the exercise of the Over-allotment Option shall be allocated to the Placing as Placing Shares; and

6.2.2 any Over-allotment Option Shares shall for all purposes (including underwriting commissions and expenses) be deemed to be delivered as Placing Shares under and with the benefit of all rights, representations, warranties and undertakings applying under the International Underwriting Agreement, and the Public Offer Underwriters will not be entitled to any underwriting commission on the Over-allotment Option Shares.

6.3 **Stabilisation:** The Company hereby appoints, to the exclusion of all others, BNP Paribas Peregrine as its stabilising manager to, in its, or any person acting for it, sole and absolute discretion, make purchases, over-allot or effect transactions in the market or otherwise take such stabilising action(s) for the purpose of preventing or minimising any reduction of the market price of the H Shares provided that the Securities and Futures (Price Stabilizing) Rules under the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong) and all such other applicable Laws or regulatory requirements shall be complied with at all times. The Company hereby acknowledges and agrees that BNP Paribas Peregrine may, from time to time, appoint agents to act on its behalf in connection with any stabilisation activities.

7 COMMISSIONS, FEES AND EXPENSES

7.1 **Sponsorship fee:** In consideration of BNP Paribas Peregrine's services in relation to the Share Offer and the Company's application for Admission, the Company shall pay to BNP Paribas Peregrine a combined sponsorship, financial advisory and documentation fee of an amount separately agreed between the Company and BNP Paribas Peregrine pursuant to a mandate letter dated 31 October 2003 between the Company and BNP Paribas Peregrine.

7.2 **Public Offer underwriting commission:** Subject to the provisions of this Clause 7, the Company shall pay to BNP Paribas Peregrine (on behalf of the Public Offer Underwriters) an underwriting commission equal to 2.5 per cent. of the aggregate Offer Price in respect of all of the Public Offer Shares, out of which the Public Offer Underwriters will pay any sub-underwriting

commissions payable. The respective entitlements of the Public Offer Underwriters to the underwriting commission will be paid in accordance with agreement reached between BNP Paribas Peregrine and themselves.

7.3 **Other costs payable by the Company and the Major Shareholder:** Subject to Clause 7.4, all fees, costs, charges and other expenses of, in connection with or incidental to the Share Offer and its associated transactions and this Agreement and the transactions contemplated thereby or hereby including, without limitation:

7.3.1 fees and expenses of the Auditors;

7.3.2 fees and expenses of the Hong Kong Registrars;

7.3.3 fees and expenses of the Valuers;

7.3.4 fees and expenses of the Underwriters' Solicitors, the Company's Solicitors and any other legal advisers;

7.3.5 fees and expenses of any public relations consultants;

7.3.6 fees and expenses of any translators;

7.3.7 fees and expenses of the Nominee and the Receiving Bankers;

7.3.8 fees and expenses related to the application for listing of the Offer Shares on the Main Board, the registration of any documents with any relevant authority and the qualification of the Offer Shares in any other jurisdiction;

7.3.9 all costs and expenses relating to the matters referred to in the Recitals of this Agreement on a reimbursement basis;

7.3.10 all roadshow costs and expenses, including those of the roadshow coordinator;

7.3.11 all printing and advertising costs;

7.3.12 the cost of despatch and distribution of the Preliminary Prospectus, the Prospectus, the Preliminary Offering Circular and the Offering Documents in all relevant jurisdictions;

7.3.13 costs and expenses of conducting the syndicate analysts' briefing;

7.3.14 printing of share certificates, letters of regret and refund cheques;

7.3.15 all capital duty (if any), premium duty (if any) and any other fees, charges and expenses payable in respect of the creation and issue of the H Shares;

7.3.16 costs and expenses related to the launching of the Share Offer;

7.3.17 CCASS transaction fees payable,

shall be borne by the Company and the Major Shareholder in the proportion of 90% and 10% respectively, and the Company and the Major Shareholder shall forthwith upon request reimburse BNP Paribas Peregrine the amount(s) of any such expenses which they may have incurred on behalf of the Company or the Major Shareholder and the Company and the Major Shareholder shall, in the proportion of 90% and 10% respectively, pay all the fees, costs and expenses incurred in connection with the listing of the H Shares on the Main Board including but not limited to Brokerage, Trading Fee, Transaction Levy and Investor Compensation Levy payable by the Company and the Major Shareholder and any stamp or capital duty or other similar tax arising from the creation, issue and allotment or sale of H Shares pursuant to the Share Offer. For the avoidance of doubt, the initial listing fees payable to the Stock Exchange shall be borne by the Company and the Major Shareholder in the proportion of 90% and 10% respectively.

7.4 **Costs and expenses payable in case the Share Offer does not proceed:** If this Agreement shall be rescinded or terminated or not become unconditional or, for any other reason, the Share Offer is not completed, the Company shall not be liable to pay any underwriting commission under Clause 7.2, but the Company and the Major Shareholder shall pay or reimburse to BNP Paribas Peregrine, the combined sponsorship, financial advisory fee and documentation fee referred to in Clause 7.1, and to the relevant party, all costs, fees, charges and expenses referred to in Clause 7.3 which have been incurred or are liable to be paid by the Public Offer Underwriters or by BNP Paribas Peregrine (on behalf of the Public Offer Underwriters).

7.5 **Time of payment of costs:** All commissions, fees, costs, charges and expenses referred to in this Clause 7 shall, if not so deducted pursuant to Clause 5.1, be payable by the Company or the Major Shareholder within 7 days of the first written request (accompanied by such supporting evidence and information as the Company or the Major Shareholder may reasonably require) by BNP Paribas Peregrine, save to the extent that appropriate amounts in respect thereof have been deducted from the amounts payable to the Company or the Major Shareholder as provided in this Agreement.

8 REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

8.1 **Warranties:** Each of the Warrantors hereby jointly and severally represents, warrants and undertakes to the Public Offer Underwriters and each of them that each of the Warranties is true, accurate and not misleading as at the date of this Agreement and acknowledges that each of the Public Offer Underwriters is entering into this Agreement in reliance upon the Warranties. Each Warranty shall be construed separately and independently and shall not be limited or restricted by reference to or inference from the terms of any other of the Warranties or any other term of this Agreement.

8.2 **Full force:** The Warranties shall remain in full force and effect notwithstanding the completion of the Share Offer and the matters and arrangements referred to or contemplated in this Agreement.

8.3 **Warranties repeated:** The Warranties are given on and as at the date of this Agreement with respect to the facts and circumstances subsisting as at the date of this Agreement. In addition, the Warranties shall be deemed to be repeated:

8.3.1 on the date of registration of the Prospectus by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance;

8.3.2 on the date of the Prospectus;

8.3.3 at the time of the closing of the Application Lists;

8.3.4 on the Dealings Date; and

8.3.5 on the date on which all the Conditions are fulfilled or waived in accordance therewith; and

in each case with reference to the facts and circumstances then subsisting.

8.4 **Notice of breach of Warranties:** Each of the Warrantors hereby jointly and severally undertakes to forthwith notify the Joint Lead Managers (on behalf of the Public Offer Underwriters) in writing if it comes to its knowledge that any of the Warranties is untrue, inaccurate or misleading in any material respect or ceases to be true and accurate or becomes misleading in any material respect at any time up to the last of the dates specified in Clause 8.3 or if it becomes aware of any event or circumstances which would or might cause any of the Warranties to become untrue, inaccurate or misleading in any material respect.

8.5 **Undertakings:** Each of the Warrantors jointly and severally undertakes to the Public Offer Underwriters not to, and shall procure that neither the Company nor any other Group Company, do or omit to do anything or permit to occur any event which would or might render any of the Warranties untrue, incorrect or misleading in any material respect at any time up to the last of the dates specified in Clause 8.3.

8.6 **Announcement of matters:** If at any time, by reference to the facts and circumstances then subsisting, on or prior to the last of the dates on which the Warranties are deemed to be given pursuant to the provisions of Clause 8.3, any matter or event comes to the attention of any of the Warrantors as a result of which any Warranties, if repeated immediately after the occurrence of such matter or event, would be untrue or incorrect or misleading or breached in any material respect or which would or might render any statement, whether of fact or opinion, contained in the Public Offer Documents, untrue or incorrect or misleading in any material respect, the Company or such Warrantor (as the case may be) shall forthwith notify the Joint Lead Managers (on behalf of the Public Offer Underwriters) and the Warrantors and the Joint Lead Managers (on

behalf of the Public Offer Underwriters) shall, but without prejudice to any other rights of any party hereto, forthwith consult each other with a view to agreeing, if any of the Public Offer Documents has already been issued, published, distributed or made publicly available, what announcement or circular or document, if any, should be issued, published, distributed or made publicly available or what other act or thing should be done. The Warrantors agree not to issue, publish, distribute or make publicly available any such announcement, circular or document or do any such act or thing without the prior written consent of the Joint Lead Managers (which consent not to be unreasonably withheld or delayed), except as required by applicable Laws, in which case the Company and/or the Warrantors shall first consult the Joint Lead Managers before such issue, publication or distribution or act or thing being done.

8.7 **Warrantors' Knowledge:** A reference in this Clause 8 or in Schedule 3 to a Warrantor's knowledge, information, belief or awareness includes the best knowledge, information, belief or awareness which the Warrantor would have had if the Warrantor had made all due and careful enquiries.

8.8 **Obligations personal:** The obligations of each of the Warrantors under this Agreement shall be binding on his personal representatives or his successors in title.

8.9 **Obligations joint and several:** Save where the context otherwise requires, the obligations of the Warrantors under this Agreement shall be joint and several.

8.10 **Release of obligations:** Any liability to the Public Offer Underwriters or any of them hereunder may in whole or in part be released, compounded or compromised and time or indulgence may be given by the Public Offer Underwriters or any of them as regards any person under such liability without prejudicing the Public Offer Underwriters' rights (or the rights of any of the Public Offer Underwriters) against any other person under the same or a similar liability.

8.11 **Assignment:** The benefit of the representations, warranties and undertakings contained in this Agreement may be assigned in whole or in part by any of the Public Offer Underwriters to any of the Affiliates of the Public Offer Underwriters, and their respective directors, officers, employees, agents and their sub-underwriters but save as aforesaid no party hereto shall assign or transfer any of its rights or obligations under this Agreement.

8.12 **Consideration:** Each of the Warrantors has entered into this Agreement and agreed to give the representations, warranties and undertakings herein, in consideration of the Public Offer Underwriters agreeing to enter into this Agreement on the terms set out herein.

8.13 **Underwriters' Warranties:** Each of the Public Offer Underwriters severally in respect of itself only (and not jointly or jointly and severally) represents, warrants and undertakes to the Company that:

8.13.1 it has the requisite power and authority to enter into and perform this Agreement;

8.13.2 this Agreement constitutes, and any other documents required to be executed by it pursuant to the provisions of this Agreement will, when executed, constitute, its valid and binding obligations in accordance with their respective terms;

8.13.3 the execution and delivery of, and the performance by it of its obligations under this Agreement will not (i) result in a breach of any provision of its memorandum or articles of association (or equivalent constitutive documents); or (ii) result in a breach or constitute a default under, any instrument to which it is a party or by which it is bound; or (iii) result in a breach of any Laws to which it is bound; or (iv) require any approval from any governmental or regulatory body;

8.13.4 insofar as applicable to it, it will provide such information concerning the applicants of the Public Offer Shares procured by it as the Stock Exchange or the SFC may require.

9 INDEMNITY

9.1 **Claims against Public Offer Underwriters:** No claim shall be made against the Public Offer Underwriters or any of them or any Affiliate of any of the Public Offer Underwriters which has been involved in the Share Offer by the Warrantors or any of them to recover any damage, cost, charge or expense which the Warrantors may suffer by reason of or in any way arising out of the proper and lawful carrying out by the Public Offer Underwriters of any act in connection with the transactions contemplated herein and in the Public Offer Documents, the due and proper performance of the Public Offer Underwriters' obligations hereunder or otherwise in connection with the allotment or issue of the Public Offer Shares or the preparation or despatch of the Public Offer Documents Provided that such damage, cost, charge or expense has not arisen from such Public Offer Underwriter's gross negligence, wilful default, or fraud.

9.2 **Indemnity:** Each of the Warrantors (collectively, the **"indemnifying parties"** and individually, an **"indemnifying party"**) undertakes, jointly and severally, to indemnify and keep each of the Indemnified Parties fully indemnified, on demand, against all actions, claims (whether or not any such claim involves or results in any actions or proceedings) and proceedings from time to time against, and all losses, liabilities, damage, payments, costs (including legal costs) and expenses (including, without limitation, all payments, costs and expenses arising out of or in connection with the investigation, defence or settlement of any such actions, claims and proceedings or the enforcement of any such settlement or any judgment obtained in respect of any such actions, claims and proceedings) which any Indemnified Party may suffer or incur or which may be made or threatened to be brought against any Indemnified Party and which are, directly or indirectly, arising out of or in connection with:

9.2.1 the performance by the Public Offer Underwriters or any of them of their or its obligations under this Agreement; or

9.2.2 the issue, publication, distribution or making available of any of the Public Offer Documents pursuant to this Agreement and such documents and all public notices, announcements and advertisements in connection with the Share Offer; or

9.2.3 the offer, allotment, issue or sale of the Offer Shares; or

9.2.4 any breach or alleged breach on the part of any of the Warrantors of any of the provisions of this Agreement or the Articles of Association or the International Underwriting Agreement; or

9.2.5 any of the Warranties being untrue or misleading in any respect or having been breached in any respect or being alleged to be untrue or misleading in any respect or alleged to have been breached in any respect, or

9.2.6 any of the Public Offer Documents containing any untrue or alleged untrue statement of a material fact, or omitting a fact necessary to make any statement therein, in the light of the circumstances under which it was made, not misleading; or

9.2.7 any act or omission of any Group Company in relation to the Share Offer; or

9.2.8 any statement, estimate, forecast or expression of opinion, intention or expectation contained in the Public Offer Documents or any amendment or supplement thereto being untrue, incomplete, inaccurate or misleading in any material respect, or any omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or

9.2.9 the Share Offer failing or being alleged to fail to comply with the requirements of the Listing Rules or any statute or statutory regulation otherwise due to a breach of undertakings hereof by the Public Offer Underwriters or any of them; or

9.2.10 any failure or alleged failure by any of the Directors to comply with their respective obligations under the Listing Rules; or

9.2.11 the settlement by the Company of any investigation or proceeding by any government agency or body, commercial or otherwise,

Provided that the indemnity provided for in this Clause 9.2 shall not apply in respect of an Indemnified Party to the extent, but only to the extent, that any such action, claim or proceeding made against, or any such loss, liabilities or damage suffered or any such payment, cost and expense made or incurred by, such Indemnified Party arises out of the gross negligence, wilful default, or fraud on the part of such Indemnified Party or any of the Public Offer Underwriters' obligations hereunder having been breached in any material respect by such Indemnified Party and provided further that if any of the Public Offer Underwriters is required to subscribe for or procure subscribers for Public Offer Shares

pursuant to its obligations hereunder, it shall not be entitled to make a claim under this indemnity for any loss, damage or payment costs or expenses which it has incurred only because it has had to subscribe for such Public Offer Shares in compliance with its underwriting obligations under this Agreement. The non-application of the indemnity provided for in this Clause 9.2 in respect of any Indemnified Party shall not affect the application of such indemnity in respect of any other Indemnified Parties.

9.3 **Keep the Warrantors Informed:** Each Indemnified Party shall use its reasonable endeavours to keep the Warrantors informed of the conduct of any action, claim or proceeding made against such Indemnified Party and to which the provisions of Clause 9.2 apply and shall provide all relevant information to and seek the consent of the Warrantors (which consent not to be unreasonably withheld or delayed) prior to settling any such action, claim or proceeding. The indemnifying party shall not bear any liability in respect of any settlement (including all legal and other expenses incurred by the Indemnified Party in procuring such settlement) of any proceeding effected without its written consent, but if settled with such consent or if there is a final judgement for the plaintiff from which no appeal lies, the indemnifying party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of an Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Party is a party and indemnity could have been sought hereunder by such Indemnified Party, in such a way as to impose a liability on such Indemnified Party.

9.4 **Indemnity insufficient:** If the indemnity provided for in Clause 9.2 is unavailable or insufficient to hold harmless an Indemnified Party, then each indemnifying party shall on demand contribute to the amount paid or payable by such Indemnified Party as a result of the actions, claims, proceedings, losses, damage, payments, costs and expenses referred to in Clause 9.2:

9.4.1 in such proportion as is appropriate to reflect the relative benefits received by the Warrantors on the one hand and the Public Offer Underwriters on the other from the Share Offer; or

9.4.2 if the allocation provided in Clause 9.4.1 is not permitted by applicable Laws, then in such proportion as is appropriate to reflect not only the relative benefits referred to in Clause 9.4.1 but also the relative fault of the Company or the Warrantors on the one hand and the Public Offer Underwriters on the other hand which resulted in the actions, claims, proceedings, losses, damage, payments, costs and expenses referred to in Clause 9.2 as well as any other relevant equitable considerations.

9.5 **Relative benefits:** The relative benefits received by the Warrantors shall be deemed to be in the same proportion as the total net proceeds received by the Company and the Major Shareholder (before deducting expenses) as a result of the Public Offer bear to the aggregate amount of the commissions which the Public Offer Underwriters are entitled to receive pursuant to the provisions of this Agreement. Relative fault shall be determined by reference to, among other

things, the relative intent, knowledge, access to information and opportunity to correct or prevent the material breach or alleged material breach on the part of the Warrantors of any of the provisions of this Agreement or the Warranties being untrue or misleading or having been breached in any material respect or being alleged to be untrue or misleading in any material respect or being alleged to have been breached in any material respect. The parties to this Agreement agree that it would not be just and equitable if contribution pursuant to Clauses 9.4 and 9.5 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this Clause 9.5. The amount paid by an Indemnified Party as a result of the actions, claims, proceedings, losses, damage, payments, costs and expenses referred to in Clause 9.2 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such actions, claims, proceedings, losses, damage, payments, costs and expenses.

9.6 **Payment free from counterclaims/set-offs:** All payments made by an indemnifying party under this Clause 9 shall be made gross, free of any right of counterclaim or set off and without deduction or withholding of any kind, other than any deduction or withholding required by law. If an indemnifying party makes a deduction under this Clause 9, the sum due from such indemnifying party shall be increased to the extent necessary to ensure that, after the making of any deduction or withholding, the relevant Indemnified Party which is entitled to such payment receives a sum equal to the sum it would have received had no deduction or withholding been made.

9.7 **Tax:** If a payment under this Clause 9 will be or has been subject to tax, the indemnifying party shall pay the relevant Indemnified Party on demand the amount (after taking into account any tax payable in respect of the amount and treating for these purposes as payable any tax that would be payable but for a relief, clearance, deduction or credit) that will ensure that the relevant Indemnified Party receives and retains a net sum equal to the sum it would have received had the payment not been subject to tax.

9.8 **Full force:** The foregoing provisions of this Clause 9 will continue in full force and effect notwithstanding the Share Offer becoming unconditional and having been completed.

10 FURTHER UNDERTAKINGS

10.1 **Compliance by Company:** The Company undertakes to the Public Offer Underwriters and each of them that it will, and the other Warrantor undertakes to the Public Offer Underwriters and each of them to procure that the Company will, use its best endeavours to comply with the terms and conditions of the Share Offer and all obligations imposed upon it by the Companies Ordinance and the Listing Rules and all requirements of the Stock Exchange or the SFC in respect of or by reason of the matters contemplated by this Agreement and otherwise in connection with the Share Offer, including but without limitation:

10.1.1 complying in all respects with the terms and conditions of the Share Offer and, in particular, to allot and issue the Public Offer Shares to successful applicants under the Public Offer and, if any of the Public Offer Shares falls to be taken up pursuant to Clause 4.4, to the applicants under Clauses 4.7 and 4.8, respectively;

10.1.2 using its best endeavours to do all such things as are necessary to ensure that Admission is obtained and not cancelled or revoked;

10.1.3 making all necessary filings with the Registrar of Companies in Hong Kong;

10.1.4 making available for inspection at the offices of the Company's Solicitors the documents referred to in the paragraph headed "Documents available for inspection" of Appendix IX to the Prospectus for the period and at the address stated therein;

10.1.5 procuring that the Registrar, and the Receiving Bankers shall comply in all respects with the terms of their respective appointments under the terms of the Registrars' Agreement, and the Receiving Banker's Agreement;

10.1.6 procuring that none of the Directors or their respective associates (as defined in the Listing Rules) will himself (or through a company controlled by him), apply for Public Offer Shares either in their own names or through nominees unless permitted to do so under the Listing Rules and having obtained confirmation to that effect; and

10.1.7 procuring that all of the net proceeds received by it pursuant to the Share Offer will be used in the manner specified in the Prospectus in the section "Future Plans and Use of Proceeds".

10.2 **Information:** Each of the Warrantors jointly and severally undertakes to provide to the Public Offer Underwriters all such information known to it or which on reasonable enquiry ought to be known to it and whether relating to the Group or the Company or any of the Warrantors or otherwise as may be reasonably required by BNP Paribas Peregrine (on behalf of the Public Offer Underwriters) (after prior consultation with Morgan Stanley) and/or the Company in connection with the Share Offer for the purposes of complying with any requirements of Laws or of the Stock Exchange or of the SFC or of any other relevant regulatory or governmental authority.

10.3 **Compliance by Warrantors:** Each of the Warrantors jointly and severally undertakes to the Public Offer Underwriters and each of them that it shall comply with all applicable Laws and the rules and regulations issued from time to time by the Stock Exchange and any other regulatory authority.

10.4 **Hong Kong Registrars and Payment of Tax/Expenses:** The Company undertakes to the Public Offer Underwriters and each of them that it shall, and the other Warrantor undertakes to the Public Offer Underwriters and each of them to procure that the Company shall:

10.4.1 use its reasonable endeavours to procure that the Hong Kong Registrars do all such acts and things as may be required to be done by them in connection with the Share Offer and the transactions contemplated herein; and

10.4.2 pay any tax, duty, levy, fee or other charge or expenses which may be payable by the Company in the PRC, Hong Kong or elsewhere, in connection with the creation, allotment, issue, sale or transfer of the Offer Shares, the Share Offer or the execution and delivery of, or the performance of any of the provisions under, this Agreement (save with respect to the payment obligation provided in Clause 5.3 where payment shall be arranged by BNP Paribas Peregrine on behalf of the Company).

10.5 **Restrictive Covenants:** The Company undertakes to the Public Offer Underwriters and each of them that it shall not, and the other Warrantor undertakes to the Public Offer Underwriters and each of them to procure that the Company shall not, at any time after the date of this Agreement up to and including the date on which all of the Conditions are fulfilled or waived in accordance with this Agreement:

10.5.1 amend or agree to amend the Articles of Association;

10.5.2 enter into or allow any Group Company to enter into any commitment or arrangement which could materially and adversely affect the Share Offer or which is outside the ordinary course of business of any Group Company or is material in the context of the business or affairs of the Group;

10.5.3 take any steps which, in the reasonable opinion of the Joint Lead Managers, would be materially inconsistent with any expression of policy or intention in the Prospectus; or

10.5.4 make any material amendment to any of the service contracts of the Directors or waive or release a Director from any provision of his service contract and the Company shall do all such acts and things to enforce or preserve the rights of the Company under the service contracts.

10.6 **Maintain listing and other regulatory compliance:** The Company undertakes to each of the Public Offer Underwriters that it will, and the other Warrantor shall procure that the Company will:

10.6.1 use its best endeavours to procure that it will maintain a listing for the H Shares on the Main Board for at least one year after all of the Conditions have been fulfilled (or waived) except following a withdrawal of such listing which has been approved by the relevant shareholders of the Company in accordance with the Listing Rules or following an offer (within the meaning of the Hong Kong Code on Takeovers and Mergers) for the Company becoming unconditional;

10.6.2 deliver to the Stock Exchange as soon as practicable the declaration to be signed by the Company in the form set out in Appendix 5, Form F of the Listing Rules; and

10.6.3 procure that the audited accounts of the Company for its financial year ending 31 December 2004 and 31 December 2005 will be prepared on a basis consistent in all material respects with the accounting policies adopted for the purposes of the financial statements contained in the report of the Auditors set out in Appendix I to the Prospectus.

10.7 **Significant changes:** If, at any time up to or on the date falling 30 days after the Dealings Date:

10.7.1 there is a significant change which affects or is capable of affecting any information contained in the Public Offer Documents; or

10.7.2 a significant new matter arises, the inclusion of information in respect of which would have been required in any of the Public Offer Documents had it arisen before any of them was issued,

then the Company shall (and the other Warrantor shall procure that the Company shall):

(a) promptly provide full particulars thereof to the Joint Lead Managers;

(b) if so required by BNP Paribas Peregrine, inform the Stock Exchange of such change or matter;

(c) (if so required by the Stock Exchange or BNP Paribas Peregrine) promptly prepare and (through BNP Paribas Peregrine) deliver to the Stock Exchange for approval documentation containing details thereof in a form agreed by BNP Paribas Peregrine and publish such documentation in such manner as the Stock Exchange or BNP Paribas Peregrine may require; and

(d) make all necessary announcements to the Stock Exchange and the press to avoid a false market being created in the Offer Shares.

Each of the Warrantors undertakes not to issue, publish, distribute or make available publicly any announcement, circular, document or other communication relating to any matter aforesaid without the prior written consent of BNP Paribas Peregrine (after prior consultation with Morgan Stanley).

For the purposes of this Clause, **"significant"** means significant for the purpose of making an informed assessment of the matters mentioned in Rule 11.07 of the Listing Rules.

10.8 **Offer of Shares:** The Company and the Major Shareholder each undertakes to the Public Offer Underwriters and each of them that:

10.8.1 if at any time prior to the completion of the issue or sale of the Offer Shares by the Company and the Major Shareholder, any event occurs as a result of which the Public Offer Documents, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Public Offer Documents to comply with applicable law, the Company and the Major Shareholder will promptly notify the Joint Lead Managers of the same and will prepare and provide to the Joint Lead Managers for review an amendment or supplement which will correct such statement or omission or effect such compliance, and will not distribute any such amendment or supplement to which the Joint Lead Managers objects;

10.8.2 Each of the Company and the Major Shareholder will not, until six months following the Dealings Date, without the prior written consent of the Joint Lead Managers (such consent not to be unreasonably withheld or delayed) and subject to prior written consent of the relevant PRC authorities having been obtained and unless in compliance with the requirements of the Listing Rules, offer, sell or contract to sell, or otherwise dispose of directly or indirectly, or announce the offering of, any securities of the same class as the Offer Shares or any securities convertible into or exchangeable for or representing interests in, securities of the same class as the Offer Shares (other than the Offer Shares).

10.9 **General:** Without prejudice to the foregoing obligations, each of the Warrantors undertakes with the Public Offer Underwriters that it shall do all such other acts and things as may be reasonably required to be done by it to carry into effect the Share Offer in accordance with the terms thereof.

11 TERMINATION

11.1 **Termination events:** The Joint Lead Managers (on behalf of the Public Offer Underwriters) shall be entitled by notice in writing to the Company (with a copy of such notice to the other parties hereto) to terminate this Agreement jointly if prior to 8:00 a.m. on the Force Majeure Expiry Date:

11.1.1 there has come to the notice of the Joint Lead Managers:

(a) that any statement, reasonably considered by the Joint Lead Managers to be material, contained in any of the Public Offer Documents in relation to the Share Offer was when the same was issued, or has become, untrue, incorrect or misleading in any material respect; or

(b) that any matter has arisen or has been discovered which would, had it arisen or been discovered immediately before the date of the Prospectus, constitute an omission therefrom reasonably considered by the Joint Lead Managers to be material to the Share Offer; or

(c) any material breach of any of the obligations imposed upon any party to this Agreement or the International Underwriting Agreement (other than on any of the Public Offer Underwriters or the International Underwriters or BNP Paribas Peregrine); or

(d) any change or development involving a prospective change in the conditions, business affairs, prospects or financial or trading position of any Group Company which is reasonably considered by the Joint Lead Managers as material in the context of the Share Offer; or

(e) any breach, reasonably considered by the Joint Lead Managers to be material, of any of the Warranties;

11.1.2 there shall develop, occur, exist or come into effect:

(a) any event, or series of events, beyond the reasonable control of the Public Offer Underwriters (including, without limitation, acts of government, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God, acts of terrorism, outbreak of diseases or epidemics including SARS and H5N1 and such related/mutated forms or interruption or delay in transportation) which in the reasonable opinion of the Joint Lead Managers has or would have the effect of making any part of this Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Share Offer or pursuant to the underwriting thereof; or

(b) any change or development involving a prospective change, or any event or series of events likely to result in any change, or development involving a prospective change, in local, national, international, financial, economic, political, military, industrial, fiscal, regulatory, currency or market conditions or any monetary or trading settlement systems or matters and/or disaster (including any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange, the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market, or a material devaluation of the Hong Kong dollars or the Renminbi against any foreign currencies, or any disruption in securities settlement or clearance services or procedures in Hong Kong, the PRC, the United States or Japan) anywhere in the world; or

(c) any general moratorium on commercial banking activities in Hong Kong (imposed by the Financial Secretary or the Hong Kong Monetary Authority or other competent authority), New York (imposed at Federal or New York State level or other competent authority), the PRC or Japan; or

(d) any new law or regulation or change or development involving a prospective change in existing laws or regulations or any change or development involving a prospective

change in the interpretation or application thereof by any court or other competent authority in Hong Kong, the PRC, the United States or Japan or any other jurisdictions relevant to any Group Company; or

(e) the imposition of economic sanctions, in whatever form, directly or indirectly, by, or for the United States or by the European Union (or any member thereof) on the PRC; or

(f) a change or development occurs involving a prospective change in taxation or exchange control (or the implementation of any exchange control) in Hong Kong, the PRC or any other jurisdictions relevant to any Group Company; or

(g) any litigation or claim of material importance of any third party being threatened or instigated against any Group Company; or

(h) any change or development involving a prospective change, or a materialisation of, any of the risks set out in the section headed "Risk Factors" in the Prospectus; or

(i) a valid demand by any creditor for repayment or payment of any indebtedness of any Group Company or in respect of which any Group Company is liable prior to its stated maturity; or

(j) any loss or damage sustained by any Group Company (howsoever caused and whether or not the subject of any insurance or claim against any person); or

(k) a petition is presented for the winding-up or liquidation of any Group Company or any Group Company makes any composition or arrangement with its creditors or enters into a scheme of arrangement or any resolution is passed for the winding-up of any Group Company or a provisional liquidator, receiver or manager is appointed over all or part of the assets or undertaking of any Group Company or anything analogous thereto occurs in respect of any Group Company;

which in the sole opinion of the Joint Lead Managers (1) is or will or could reasonably be expected to have an adverse effect on the business, financial or other condition or prospects of the Company or the Group or any Group Company; or (2) has or will have or could reasonably be expected to have an adverse effect on the success of the Share Offer or the level of applications under the Public Offer or the level of interest under the Placing; or (3) makes it inadvisable or inexpedient or impracticable for the Share Offer to proceed.

11.2 **Effect on termination:** Upon the termination of this Agreement pursuant to the provisions of Clause 11.1 or Clause 2.4:

11.2.1 each of the parties hereto shall cease to have any rights or obligations under this Agreement, save in respect of the provisions of this Clause 11.2 and Clauses 7.1, 7.3, 7.4, 9, 13, 14 and

17 to 20 and any rights or obligations which may have accrued under this Agreement prior to such termination; and

11.2.2 the Company shall pay to BNP Paribas Peregrine the fees, costs and expenses set out in Clauses 7.1 and 7.3 and BNP Paribas Peregrine may, in accordance with the provisions herein, instruct the Nominee to make such (or any part of such) payments out of the interest accrued on the moneys received in respect of the Public Offer, if any; and

11.2.3 with respect to the Public Offer all payments made by the Public Offer Underwriters or any of them and/or by the successful applicants under the Accepted Public Offer Applications shall be refunded to the relevant persons accordingly.

12 RESTRICTION ON ISSUE OR DISPOSAL OF SHARES

12.1 **Restriction on the issue of Shares:** The Company hereby undertakes to the Public Offer Underwriters and each of them that it will not, and the other Warrantor hereby undertakes to the Public Offer Underwriters and each of them to procure, except pursuant to the Share Offer and the Over-allotment Option or with the prior written consent of the Joint Lead Managers (on behalf of the Public Offer Underwriters) and only after the consent of the relevant PRC authorities (if so required) has been obtained, and unless in compliance with the Listing Rules, that the Company will not and will procure that the Subsidiaries will not:

12.1.1 allot, issue or agree to allot or issue any shares or any other securities, including warrants or convertible or exchangeable securities; or

12.1.2 grant or agree to grant any options, warrants or other rights to subscribe for or otherwise acquire any securities; or

12.1.3 enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares; or

12.1.4 offer to or agree to do any of the foregoing or announce any intention to do so,

within 6 months from the Dealings Date (whether or not such issue of shares or securities will be completed within 6 months from the Dealings Date); and in the event of the Company doing any of the foregoing by virtue of the aforesaid exceptions or during the period of six months immediately following the expiry of the first six months after the Dealings Date, the Company will take all reasonable steps to ensure that any such act will not create a disorderly or false market for any Offer Shares or other securities of the Company.

12.2 **Restriction on disposal of Shares**: The Major Shareholder hereby undertakes that it shall not and will procure that the relevant registered holder(s) shall not (a) in a period commencing on the date by reference to which disclosure of the shareholding of them is made in the Prospectus and

ending on a date which is 6 months from the Dealings Date, dispose of or enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of any of the Shares beneficially owned by the Major Shareholder and (b) in the period of 6 months commencing on a date on which the period referred to above expires, dispose of or enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of any of the Shares referred to above if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, the Major Shareholder would cease to be a controlling shareholder for the purposes of the Listing Rules.

12.3 **Compliance:** Each of the Company and the Major Shareholder hereby undertakes with the Public Offer Underwriters that it will comply with all restrictions and requirements under the Listing Rules (as may be amended from time to time) on the disposal by it or by the registered holder of any Shares or other securities of the Company in respect of which it is, or is shown by the Prospectus to be, the beneficial owner.

12.4 **Full force:** The undertakings in this Clause will continue in full force and effect notwithstanding the Share Offer becoming unconditional and having been completed.

13 ANNOUNCEMENTS

13.1 **Restrictions on announcements:** No announcement concerning this Agreement, any matter contemplated herein or any ancillary matter hereto shall be made or despatched by any of the Warrantors (or by any of their respective directors, officers, employees or agents) during the period of six calendar months from the date of this Agreement without the prior written approval of BNP Paribas Peregrine (on behalf of the Public Offer Underwriters) after prior consultation with Morgan Stanley except in the event and to the extent that any such announcement is required by applicable law or required by any securities exchange or regulatory or governmental body to which such party is subject or submits, wherever situated, including, without limitation, the Stock Exchange, whether or not the requirement has the force of law and any such announcement so made by any of the parties shall be made only after the Company and BNP Paribas Peregrine (on behalf of the Public Offer Underwriters) have had a reasonable opportunity to review and comment on the final draft and their respective comments (if any) have been fully considered by the issuers thereof.

13.2 **Full force:** The restriction contained in this Clause 13 shall continue to apply after the completion of the Share Offer or, for so long as BNP Paribas Peregrine still remains as sponsor or advisor to the Company, the termination of this Agreement.

14 CONFIDENTIALITY

14.1 **Information confidential:** Subject to Clause 14.2, each party hereto shall, and shall procure that their respective affiliates, directors, officers and agents will, treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to the provisions of this Agreement, the negotiations relating to this Agreement, the matters contemplated under this Agreement or the other parties to this Agreement.

14.2 **Exceptions:** Any party hereto may disclose, or permit its directors, officers and agents to disclose, information which would otherwise be confidential if and to the extent:

14.2.1 required by Laws;

14.2.2 required by any securities exchange or regulatory or governmental body to which such party is subject or submits, wherever situated, including, without limitation, the Stock Exchange, whether or not the requirement of information has the force of law;

14.2.3 required to vest the full benefit of this Agreement in such party;

14.2.4 disclosed to the professional advisers and auditors of such party;

14.2.5 the information has come into the public domain through no fault of such party;

14.2.6 required by any Public Offer Underwriter or its Affiliates for the purpose of the Share Offer; or

14.2.7 the other parties have given prior written approval to the disclosure (and in the case of the Public Offer Underwriters, by BNP Paribas Peregrine (after prior consultation with Morgan Stanley) on behalf of the Public Offer Underwriters), such approval not to be unreasonably withheld;

provided that, in the case of Clauses 14.2.3 and 14.2.7, any such information disclosed shall be disclosed only after consultation with the other parties.

14.3 **Full force:** The restrictions contained in this Clause 14 shall continue to apply notwithstanding the termination of this Agreement or the completion of the Share Offer.

15 MISCELLANEOUS UNDERTAKINGS

15.1 **Company undertakings**: The Company hereby undertakes to and covenants with each of the Public Offer Underwriters (and in addition to BNP Paribas Peregrine in its capacity as sponsor of the Company in the Share Offer):

15.1.1 that it will not, and will procure that no Group Company will, do or omit to do anything which can reasonably be expected to cause any of the Warranties to be untrue in any material respect at any time prior to or on the Dealings Date;

15.1.2 that, except with the prior written consent of the Joint Lead Managers, it will not enter into or procure or permit any Group Company to enter into any commitment or agreement which can reasonably be expected to materially and adversely affect the Public Offer or which is outside the ordinary course of business of any Group Company or is material in the context of the business or affairs of the Group taken as a whole in any case between the date of this Agreement and ninety days after the Dealings Date;

15.1.3 that:

(a) it will at all times adopt and uphold a securities dealing code no less exacting than the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in the Listing Rules and will use all reasonable endeavours to procure that the Directors uphold, comply and act in accordance with the provisions of the same;

(b) so far as it is able and it remains lawful and proper for it to do so, comply with all the undertakings and commitments made by it or the Directors in the Prospectus;

(c) it will comply with the provisions of Chapter 13 of the Listing Rules and of the Hong Kong Codes on Takeovers and Mergers and Share Repurchases;

15.1.4 none of the terms of the appointments of the Hong Kong Registrars and Receiving Bankers shall be amended without the prior written consent of BNP Paribas Peregrine (such consent not to be unreasonably withheld or delayed);

15.1.5 that it will comply with note (3) of Rule 10.07(2) of the Listing Rules to inform the Stock Exchange as soon as it has been informed of matters referred to in Rule 10.07(2) Note 3(i) and (ii) by the controlling shareholder(s) (as defined in the Listing Rules) and disclose such matters by way of an announcement as soon as possible, in any case in accordance with the requirements of the Stock Exchange from time to time, and

15.1.6 that it will procure that none of the Directors or their respective associates (as defined in the Listing Rules) will himself (or through a company controlled by him) apply for any other Shares either in his or its own name or through nominees unless permitted to do so under the Listing Rules and having obtained confirmation to that effect.

15.2 **Warrantors' undertakings**: The Major Shareholder undertakes to and covenants with each of the Public Offer Underwriters (and in addition to BNP Paribas Peregrine in its capacity as sponsor of the Company in the Share Offer) to procure that the Company complies with Clause 15.1.

16 NO RIGHTS OF CONTRIBUTION

16.1 **Waiver:** The Major Shareholder hereby irrevocably and unconditionally:

16.1.1 waives any right of contribution or recovery or any claim, demand or action it may have or be entitled to take against the Company and/or any Group Company as a result of any claim or demand or action made or taken against it, or any loss or damage or liability suffered or incurred by it, whether alone or jointly with the Company or any other person, as the case may be, in consequence of it entering into this Agreement or otherwise with respect to any act or matter appertaining to the Share Offer;

16.1.2 acknowledges and agrees that the Company and/or any Group Company shall have no liability to it whatsoever whether alone or jointly with any other person, under the provisions of this Agreement or otherwise in respect of any act or matter appertaining to the Share Offer; and

16.1.3 undertakes (in the event of any claim being made by any Public Offer Underwriter against it under this Agreement) not to make any claim against any director, officer or employee of the Company or of any Group Company on whom it may have relied on before agreeing to any term of this Agreement and in respect of whose act or default in that regard the Company or such Group Company is or would be vicariously liable.

17 TIME OF THE ESSENCE

Time: Save as otherwise expressly provided herein, time shall be of the essence of this Agreement.

18 INVALIDITY

Illegality: If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction, neither the legality, validity or enforceability in that jurisdiction of any other provisions hereof nor the legality, validity or enforceability of that or any other provision(s) hereof under the Laws of any other jurisdiction shall in any way be affected or impaired thereby.

19 NOTICES

19.1 **Language:** All notices or other communication delivered hereunder shall be in writing and shall be in the English language.

19.2 **Time of notice:** Any such notice or other communication shall be addressed as provided in Clause 19.3 and if so addressed, shall be deemed to have been duly given or made as follows:

19.2.1 if sent by personal delivery, upon delivery at the address of the relevant party;

19.2.2 if sent by post, two Business Days after the date of posting;

19.2.3 if sent by airmail, five Business Days after the date of posting;

19.2.4 if sent by facsimile, when despatched with confirmed receipt as evidenced by the transmission report generated at the end of the transmission of such facsimile by the facsimile machine used for such transmission.

Any notice received or deemed to be received on a day which is not a Business Day shall be deemed to be received on the next Business Day.

19.3 **Details of contact:** The relevant address and facsimile number of each of the parties hereto for the purpose of this Agreement, subject to Clause 19.4, are as follows:

If to the Company to:

700 Dong Da Ming Lu
Shanghai, the PRC

Fax : (8621) 6596 6328

Attention : Mr Li Kelin / Mr Jia Hongxiang

If to the Major Shareholder to:

700 Dong Da Ming Lu
Shanghai, the PRC

Fax : (8621) 6596 6886

Attention : Mr Li Kelin

If to BNP Paribas Peregrine to:

36th Floor
Asia Pacific Finance Tower
3 Garden Road
Hong Kong

Fax : (852) 2845 5300

Attention : Mr Gilbert Wong / Ms Esther Wong / Ms Isadora Li

If to Morgan Stanley to:

30th Floor
Three Exchange Square
Central
Hong Kong

Fax : (852) 2848 5653

Attention : Mr George Taylor / Ms Mille Cheng

If to any of the Public Offer Underwriters, at their respective addresses and fax numbers, and for the attention of the person set opposite its/his/her name in Schedule 2, respectively.

19.4 **Change of contact details:** A party may notify the other parties to this Agreement of a change of its relevant address or facsimile number for the purposes of Clause 19.3, provided that such notification shall only be effective on:

19.4.1 the date specified in the notification as the date on which the change is to take place; or

19.4.2 if no date is specified or the date specified is less than two Business Days after the date on which notice is given, the date falling two Business Days after notice of any such change has been given.

20 MISCELLANEOUS

20.1 **Assignment:** Each of the Public Offer Underwriters may assign, in whole or in part, the benefits of this Agreement, including, without limitation, the Warranties and the indemnities in Clauses 8 and 9 to any of the persons which have the benefit of the indemnities in Clause 9 and any successor entity to any Public Offer Underwriter or any of the foregoing. Obligations under this Agreement shall not be assignable.

20.2 **Release or compromise:** Each party may release, or compromise the liability of, the other parties (or any of them) or grant time or other indulgence to the other parties (or any of them) without releasing or reducing the liability of the other parties (or any of them) or any other party hereto.

20.3 **Exercise of rights:** No delay or omission on the part of any party hereto in exercising any right, power or remedy under this Agreement shall impair such right, power or remedy or operate as a waiver thereof. The single or partial exercise of any right, power or remedy under this Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights, power and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Laws.

20.4 **Entire agreement:** This Agreement constitutes the entire agreement among the Company, the Major Shareholder, the Joint Lead Managers and the Public Offer Underwriters (other than the Joint Lead Managers) relating to the underwriting of the Public Offer and supersedes and extinguishes any prior drafts, agreements, undertakings, understanding, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating to such matters as have been regulated by the provisions of this Agreement.

20.5 **Amendment and variations:** This Agreement may only be amended or supplemented in writing signed by or on behalf of each of the parties hereto.

20.6 **Counterparts:** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

20.7 **Authority to BNP Paribas Peregrine:** Unless otherwise provided herein, each Public Offer Underwriter (other than BNP Paribas Peregrine) hereby authorises BNP Paribas Peregrine to act on behalf of all the Public Offer Underwriters in its sole discretion in the exercise of all rights and discretions granted to the Public Offer Underwriters or any of them under this Agreement and authorises BNP Paribas Peregrine in relation thereto to take all actions it may consider desirable and necessary to give effect to the transactions contemplated herein.

21 GOVERNING LAW, JURISDICTION AND IMMUNITY

21.1 **Governing law:** This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereby irrevocably agree that any suit, action or proceeding ("Proceedings") arising out of or in connection with this Agreement may be brought in the Hong Kong courts and hereby submit to the non-exclusive jurisdiction of the Hong Kong courts.

21.2 **Service of documents:** Each of the parties hereto irrevocably agrees that the process by which any Proceedings are begun shall be sufficiently and effectively served on it if delivered in connection with any Proceedings in Hong Kong, in accordance with Clause 19.

21.3 **Submission to Hong Kong Courts:** The submission to the jurisdiction of the courts of Hong Kong shall not (and shall not be construed so as to) limit the right of any party hereto to take Proceedings against the other parties hereto or any of them in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable Laws.

21.4 **Process Agent of the Company and the Major Shareholder:** The Company hereby irrevocably appoints Li Xiaobing of 69th Floor, The Center, 99 Queen's Road Central, Central, Hong Kong (in this Clause 21.4 (the "**Company's Agent**")) as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgement or other notice of

legal process in Hong Kong. The Company agrees that any such legal process shall be sufficiently served on it if delivered to the Company's Agent for service at his address for the time being in Hong Kong. In the event that the Company's Agent cannot continue to act as agent for the Company, the Company shall forthwith appoint another agent in Hong Kong for the same purposes and notify such appointment to the other parties.

21.5 **Process Agent of the Major Shareholder:** The Major Shareholder hereby irrevocably appoints Wu Zhong Xiao of Rooms 2510-12, 25th Floor, West Tower, Shun Tak Centre, 200 Connaught Road, Central, Hong Kong (in this Clause 21.5 (the "**Major Shareholder's Agent**")) as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgement or other notice of legal process in Hong Kong. The Major Shareholder agrees that any such legal process shall be sufficiently served on it if delivered to the Major Shareholder's Agent for service at his address for the time being in Hong Kong. In the event that the Major Shareholder's Agent cannot continue to act as agent for the Major Shareholder, the Major Shareholder shall forthwith appoint another agent in Hong Kong for the same purposes and notify such appointment to the other parties.

21.6 **Immunity:** To the extent that any party hereto may in any court proceedings arising out of or in connection with this Agreement or in any proceedings taken for the enforcement of any determination, decision, order or award made in such court proceedings claim for itself or its assets immunity from suit or other legal process or to the extent that in any such court or enforcement proceedings there may be attributed to itself or its assets such immunity (whether or not claimed), such party hereby irrevocably waives such immunity and consents, in respect of any such court or enforcement proceedings, to the giving of any relief or the issue of any process including, without limitation, the making, enforcement or execution against property whatsoever (irrespective of its use or intended use) to the full extent permitted by applicable Laws.

IN WITNESS whereof this Agreement has been entered into the day and year first before written.

SCHEDULE 1

PART A - THE DIRECTORS

Name	Address
Executive Directors	
Li Kelin (李克麟)	Room 903 228 Wulumuqi Nan Lu Shanghai The PRC
Jia Hongxiang (贾鸿祥)	Room 1508 610 Chi Feng Lu Hongkou District Shanghai The PRC
Non-executive Directors	
Li Shaode (李绍德)	Room 2105-2106 Lane 261-1 Wulumuqi Zhong Lu Xu Hui District Shanghai The PRC
Zhang Jianhua (张建华)	No. 101, Block 2 2-A Building, He Ping Li Dongcheng District Beijing The PRC
Wang Daxiong (王大雄)	Room 501 40-8 Miao Qian Xi Jie Guangzhou The PRC
Wang Xiangyun (王湘云)	Room 1707-1708 1 Shi Quan Lu Putuo District Shanghai The PRC
Independent Non-executive Directors	
Hu Hanxiang (胡汉湘)	Room 502, Second Door 24/F, Fa Hua Nan Li Chong Wen District Beijing The PRC
Gu Nianzu (顾念祖)	Room 52 No. 699 Hua Shan Lu Beijing The PRC

Wang Zongxi (汪宗熙)	Room 303, No. 2 Lane 246, Wu Xin Lu Shanghai The PRC
Lam Siu Wai, Steven (林兆伟)	3A Edward Court 5 Man Wan Road Waterloo Road Hill Kowloon Hong Kong

SCHEDULE 1

PART B - THE MAJOR SHAREHOLDER

Name	Effective Interest immediately prior to the Share Offer	Effective Interest immediately after the Share Offer (Note 1)
China Shipping (Group) Company 700 Dong Da Ming Lu Shanghai The PRC	100%	59.87

Notes:

(1) Assuming completion of the Share Offer but taking no account of any H Shares to be issued pursuant to the exercise of the Over-allotment Option.

SCHEDULE 2

THE PUBLIC OFFER UNDERWRITERS

	Public Offer Underwriting Commitments (number of Public Offer Shares)	Proportion by way of percentage
Public Offer Underwriters		
BNP Paribas Peregrine 36th Floor Asia Pacific Finance Tower 3 Garden Road Central Hong Kong Attention: Esther Wong Darius Yuen Christopher Wong Diane Luk Facsimile: 2845 3664	46,343,000 H Shares	38.30%
Morgan Stanley 31st Floor Three Exchange Square Hong Kong Attention: George Taylor Mille Cheng Facsimile: 2848 5653	46,343,000 H Shares	38.30%
Credit Suisse First Boston (Hong Kong) Limited 21st Floor, Three Exchange Square 8 Connaught Place Central Hong Kong Attention: Simon Aird Facsimile: 21017738	8,470,000 H Shares	7.00%
BOCI Asia Limited 35th Floor, Bank of China Tower 1 Garden Road Central Hong Kong Attention: Eric Wong / Song Jun Tan Facsimile: 2973 6309	4,840,000 H Shares	4.00%

Tai Fook Securities Company Limited 25th Floor, New World Tower 16-18 Queen's Road Central Hong Kong Attention: Willis Ting Facsimile: 2521 5526	4,840,000 H Shares	4.00%
First Shanghai Securities Limited 19th Floor, Wing On House 71 Des Voeux Road Central Hong Kong Attention: Monica Gao Facsimile: 2810 6789	1,452,000 H Shares	1.20%
ICEA Capital Limited 42nd Floor, Jardine House 1 Connaught Place Central Hong Kong Attention: Dickson Cheng Facsimile: 2525 2243	1,452,000 H Shares	1.20%
Prudential Brokerage Limited 9th Floor, Worldwide House 19 Des Voeux Road Central Hong Kong Attention: Kingston Lin Facsimile: 2140 6695	1,452,000 H Shares	1.20%
Shenyin Wanguo Capital (H.K.) Limited 28th Floor, Citibank Tower Citibank Plaza 3 Garden Road Hong Kong Attention: Simon Lee Facsimile: 2522 5442	1,452,000 H Shares	1.20%
Sun Hung Kai International Limited Level 12, One Pacific Place 88 Queensway Hong Kong Attention: Eric Shum Facsimile: 2822 5062	1,452,000 H Shares	1.20%
South China Securities Limited 28th Floor, Bank of China Tower No.1 Garden Road Central Hong Kong Attention: Robin Fox Facsimile: 2147-2896	1,452,000 H Shares	1.20%

Wintech Securities Limited 1701 Hang Seng Building 77 Des Voeux Road Central Hong Kong Attention: Tommy Tsap Facsimile: 2861-2277	1,452,000 H Shares	1.20%

SCHEDULE 3
WARRANTIES

Each of the Warrantors jointly and severally represents, warrants and undertakes to the Public Offer Underwriters and each of them as follows:

1. **CAPACITY**

1.1 Each of the Warrantors (as the case may be) has or will have the requisite power and authority to enter into and perform its obligations under this Agreement, the International Underwriting Agreement and each of the Operative Documents to which it is a party.

1.2 This Agreement, the International Underwriting Agreement and each of the Operative Documents to which each of the Warrantors is a party constitutes or will, when executed and delivered, constitute, and any other document required to be executed by it pursuant to the provisions of this Agreement or any of the Operative Documents will, when executed and delivered, constitute, valid and binding obligations of such Warrantor enforceable in accordance with their respective terms.

1.3 The execution and delivery of, and the performance by each of the Warrantors of its obligations under, this Agreement, the International Underwriting Agreement or any of the Operative Documents to which it is a party do not and will not, and each such document does not and will not:

1.3.1 result in a breach of any provision of the memorandum of association and articles of association or other equivalent constitutional documents of any of the Warrantors (as the case may be); or

1.3.2 result in a breach of, or constitute a default under, any instrument to which any of the Warrantors is a party or by which it or any of its properties is bound; or

1.3.3 result in a breach of any Laws to which any of the Warrantors is subject or by which any of them or any of their respective assets is bound; or

1.3.4 require any Approval from the relevant governmental or regulatory body or the sanction or consent of its shareholders (as the case may be) which has not been obtained as of the date hereof.

1.4 The Company has been duly incorporated and is validly existing under the laws of the PRC as a joint stock limited company. Each of the Subsidiaries has been duly incorporated/established and is validly existing under the laws of their respective places of incorporation.

1.5 Each of the Company and its Subsidiaries has the legal right, power, capacity and authority to own, use, lease and operate its assets and to conduct its business in the manner presently conducted.

1.6 Each of the Company and its Subsidiaries is duly qualified to transact business in each jurisdiction in which business is transacted by it and where such qualification is required.

1.7 None of the Directors has revoked the respective authority and confirmations given by his or her responsibility letter and statement of interests and the power of attorney addressed to the Company and/or BNP Paribas Peregrine and such authority and confirmations remain in full force and effect.

1.8 Each of the Warrantors has, on the date of this Agreement, full and unfettered right, power and authority to enter into this Agreement and assume all of its obligations thereunder and no further actions or proceedings are necessary on the part of it in connection with the execution, delivery and performance by it of this Agreement.

2. THE REORGANISATION

2.1 Neither the Reorganisation nor its implementation nor any of the documents signed or executed in connection therewith:

2.1.1 has resulted or may result in a breach of any applicable Laws and regulations or of the terms or provisions of the constitutive documents and/or business licences, where appropriate, of any Group Company or any of the Warrantors;

2.1.2 has resulted or may result in a breach of, or constituted or will constitute a default under, any other agreements or documents to which any Group Company is a party;

2.1.3 has resulted or may result in a breach of any Laws or Approvals to which any Group Company or any of the Warrantors was or is subject or by or on which any Group Company or any of the Warrantors or any of their respective businesses or assets was or is bound or dependent; or

2.1.4 has resulted in or will render any Group Company liable to any, or any additional, tax, duty, charge, impost or levy (whether by way of actual assessment, loss of allowance, deduction or credit available for relief or otherwise) of any material amount.

2.2 All tax, duty (including stamp duty), charge, impost or levy (whether by way of actual assessment, loss of allowance, deduction or credit available for relief or otherwise) payable to effect, or otherwise in connection with, the Reorganisation have been paid or will be paid on the due date.

2.3 All Approvals required in connection with the Reorganisation have been obtained in writing and have been duly and validly issued or granted and the Reorganisation was effected in compliance with all applicable Laws and such Approvals.

2.4 There are no legal, administrative or other proceedings in Hong Kong, the PRC or other relevant jurisdictions in relation to the effectiveness or the validity of the Reorganisation or any part thereof and, to the best knowledge of the Company and the Warrantors, no such proceedings are pending, threatened or contemplated by any governmental or regulatory authority or by any other person.

2.5 The property and other assets injected into the Group pursuant to the Reorganisation comprise all the assets necessary for the carrying on of the business carried on by the Group in the manner it is presently conducted and as described in the Prospectus and the Offering Circular and the liabilities assumed by the Company pursuant to the Reorganisation represent the only liabilities (save as disclosed in the Prospectus and the Offering Circular) of the Company.

3. **GROUP STRUCTURE, ETC.**

3.1 As at the date of this Agreement:

3.1.1 the beneficial interests of the Warrantors in the issued Shares are as set out in the section headed "Substantial Shareholder" of the Prospectus; and

3.1.2 the information contained in the section headed "Share Capital" in the Prospectus is true and accurate in all respects.

3.2 Except for the Share Offer pursuant to this Agreement, there is no outstanding option, warrant, right to acquire or subscribe on, over or affecting any shares or debentures or registered capital in or other securities of any Group Company and there is no agreement or commitment outstanding and no right of any person which calls for the allotment, issue or transfer of, or accords to any person the right to contribute or call for the allotment or issue or transfer of, any shares or debentures or registered capital in or securities of any Group Company.

3.3 The Subsidiaries are the only subsidiaries of the Company and the Company does not have any associated company other than Shanghai Haixin Yuan Cang Containers Storage and Transportation Co., Ltd. (上海海興遠倉國際物流有限公司). There is no other company or undertaking in which any Group Company directly or indirectly owns or controls or proposes to own or control a majority interest (whether by way of shareholding or otherwise). No Group Company has entered into any agreement for the establishment of any company or undertaking in which any Group Company will, or agrees to own or control, a majority interest.

3.4 No Group Company:

3.4.1 is, where applicable, in material violation of its business licence or any Approvals required for its business or its constitutive documents;

3.4.2 has taken any action nor to its directors' knowledge have any steps been taken or legal, legislative, or administrative or other proceedings been started or threatened (i) to wind up, dissolve, or eliminate such Group Company or (ii) to withdraw, revoke or cancel such Group Company's business licence or any Approvals required for its business; or

3.4.3 acts or carries on business in partnership with any other person or is a member of any corporate or unincorporated association or holds or is liable on any share or security which is not fully paid up.

3.5 Save as disclosed in the Prospectus, no Group Company has any branch, agency, place of business or permanent establishment outside Hong Kong and the PRC.

4. APPROVALS

4.1 Save as disclosed in the Prospectus (including without limitation Approvals applied for but not yet obtained), each Group Company has and is maintaining all valid Approvals properly issued by the appropriate and authorised national, provincial, municipal, local or foreign governmental or regulatory bodies or agencies necessary for its establishment and operation and to enable it to carry on all parts of its businesses and activities and owning of its assets in the manner presently conducted and is not in breach of any provisions of any Laws or any of such Approvals or terms and conditions thereof. All such Approvals are in full force and effect and none is subject to revocation or withdrawal or amendment and none of the Warrantors is aware of any reason why or circumstances which indicate that any such Approval may be revoked, withdrawn or amended, in whole or in part. Each Group Company has complied in all material respects with all Approvals and has complied with (and is not in breach of) all legal, regulatory and other requirements applicable to it and its business and activities and the ownership of its assets and no event has occurred which, with the giving of notice or the lapse of time, would result in a breach of any Approvals or such legal, regulatory or other requirements.

4.2 To the best of the Warrantors' knowledge, having made all due and reasonable enquiries, save as disclosed in the Prospectus, there are no circumstances which will or may result in the Approvals which will be required in the PRC by the Group to carry on the businesses and/or activities contemplated and as described in the paragraph headed "Future Plans and Prospects" in the section headed "Future Plans and Use of Proceeds" in the Prospectus and the Offering Circular not being granted.

4.3 The plans set out in the paragraph headed "Future Plans and Prospects" in the section headed "Future Plans and Use of Proceeds" in the Prospectus and the Offering Circular do not violate any Law or Approval to which any Group Company is subject and save as disclosed in the Prospectus there does not exist, nor is any of the Warrantors or (where a corporate entity) their directors aware of, any circumstance which would prevent any Group Company from obtaining any of the Approvals necessary for carrying out such plans as set out in the said section of the Prospectus.

4.4 Save as disclosed in the Prospectus (including without limitation Approvals applied for but not yet obtained), the existing business operations of the Group are not in any material respect in violation of any Approval or Law to which the Group or any Group Company or any of their respective assets are subject.

4.5 All necessary authorisations have been obtained from the holders of existing issued shares in the capital of the Company and others in Hong Kong and the PRC to enable the Offer Shares to be issued to the applicants and/or placees therefor under the Share Offer and the Company has power under its Articles of Association to issue the Offer Shares pursuant to the Share Offer without any further authorisation. Subject only to the satisfaction of the conditions set out in this Agreement and the International Underwriting Agreement, all Approval required for the issuance of the Offer Shares under the Share Offer and the listing of the Offer Shares on the Stock Exchange have been obtained and are in full force and effect.

5. THE PUBLIC OFFER

5.1 The performance by the Company or the other Warrantor of their respective obligations under the terms of the Public Offer as set out in the Public Offer Documents; the creation, allotment and issue of the Public Offer Shares; the issue, publication, distribution or making available of each of the Public Offer Documents pursuant to such terms in Hong Kong (after registration of the Prospectus, except in the case of the Preliminary Prospectus); and the listing of the H Shares on the Main Board have been duly authorised and do not and will not:

5.1.1 result in a violation or breach of any provision of the Articles of Association or the constitutive documents of the Company or the other Warrantor; or

5.1.2 result in a breach of, or constitute a default under, or result in the creation or imposition of any lien, charge, encumbrance or claim pursuant to, any instrument or agreement or arrangement to which the Company or the other Warrantor is a party or by which the Company or the other Warrantor or any of their respective assets are bound; or

5.1.3 result in a breach of any Laws to which the Company or the other Warrantor is subject or by which the Company or the other Warrantor or any of their respective assets are bound; or

5.1.4 require any Approval from any relevant governmental or other authority or any other person or, in the case of the Company or the other Warrantor, the sanction or consent of its shareholders which has not been obtained as at the date hereof.

5.2 All Approvals required for the Public Offer, the performance by the Company or the other Warrantor of their respective obligations under the terms of the Public Offer, the creation, allotment and issue of the Public Offer Shares, the creation, publication, distribution or making available of each of the Public Offer Documents have been or will (prior to the commencement of the Public Offer) be validly obtained.

5.3 The Public Offer Shares will, when allotted and issued, be properly allotted and issued in accordance with the terms and conditions of the Public Offer as set out in the Prospectus and will conform to all statements relating thereto contained in the Prospectus.

5.4 All of the Public Offer Shares will, when allotted and issued, be properly allotted and issued in accordance with the Prospectus and:

5.4.1 will be duly and validly authorised and issued and, subject to receipt of the application monies by the Company under Clause 5.1, will be fully paid up;

5.4.2 will have attached to them the rights and benefits specified in the Articles of Association and as described in the Prospectus and in particular, will rank pari passu in all respects with the Shares in issue (save as otherwise described in the Articles of Association as at the date of this Agreement or pursuant to any applicable requirements under the applicable Laws);

5.4.3 will not be subject to any pre-emptive or other similar rights in relation to the transfer thereof;

5.4.4 will be free from any Encumbrances whatsoever; and

5.4.5 will be evidenced by Share certificates which will be in a form which complies with all applicable Laws and which certificates will constitute good evidence of title in respect of the Public Offer Shares subject to the Share Offer becoming unconditional in all respects.

5.5 No holder of the Public Offer Shares is or will be subject to any liability of or to the Company arising out of his holding of Public Offer Shares (except to the extent of the amount payable in respect of such Public Offer Shares on subscription or otherwise as described in the Prospectus).

5.6 Except as set out in the Public Offer Documents and the Articles of Association, there are no limitations under the Laws of Hong Kong or the PRC on the rights of holders of Public Offer Shares to hold or vote or transfer their Public Offer Shares.

5.7 Save as disclosed in the Public Offer Documents, no tax or duty (including any stamp or other issuance or transfer tax or duty and any tax or duty or capital gains or income, whether chargeable on a withholding basis or otherwise) is and remains payable in connection with:

5.7.1 the creation, issue and allotment of the Public Offer Shares;

5.7.2 the sale, transfer or other disposal of any of the Public Offer Shares;

5.7.3 the Reorganisation, in this case being tax or duty payable by any Group Company.

5.8 None of the Warrantors, any of their respective affiliates and any person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Public Offer Shares.

5.9 Within the six months preceding the date of this Agreement, none of the Warrantors, any of its affiliates and any person acting on its or their behalf has offered or sold to any person any Public Offer Shares, or any securities of the same or a similar class as the Public Offer Shares, other than as offered or sold hereunder or pursuant to the Reorganisation.

5.10 The application of the net proceeds from the Share Offer, as set forth in and contemplated by the Prospectus, will not (i) contravene any provision of applicable law, rule or regulation or the constitutive documents of the Company, or (ii) contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, charge, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon the Company or any of the Subsidiaries that, singly or in the aggregate, is material to the Company and the Subsidiaries taken as a whole, or (iii) contravene any judgement, order or decree of any government body, agency or court having jurisdiction over the Company or any of the Subsidiaries.

5.11 Save as contemplated in the provisions of this Agreement, neither the Company, any of the Subsidiaries nor any of their officers or directors has taken, or will take, directly or indirectly, any action designed to stabilise or manipulate the price of the Offer Shares or which has constituted or which in the future might reasonably be expected to cause or result in stabilisation or manipulation of the price of the Offer Shares.

6. <u>ARRANGEMENTS WITH THE WARRANTORS AND THE DIRECTORS ETC.</u>

6.1 Except as disclosed in the Prospectus and the Offering Circular, no indebtedness (actual or contingent or disputed) and no contract or arrangement (other than transactions set out in the Operative Documents or otherwise relating to the Share Offer) is outstanding

between any Group Company and any of the Warrantors (other than the Company) or any enterprise or undertaking which either of them owns or controls (whether by way of shareholding or otherwise).

6.2 Except as disclosed in the Prospectus and the Offering Circular, no indebtedness (actual or contingent or disputed) and no contract or arrangement other than service agreement are outstanding between the Company, or any Group Company, and any director of any Group Company or any person connected with such director (including his spouse, infant children, any company or undertaking in which he holds a controlling interest and his associates (as such term is defined in the Listing Rules)).

6.3 Save as disclosed in the Prospectus, none of the Directors, the Warrantors or any of their respective associates (as such term is defined in the Listing Rules) is, directly or indirectly, engaged, involved or interested in any business or undertaking which competes or is likely to compete with the business of the Group.

6.4 Save as disclosed in the Prospectus, none of the Directors (or any of their spouses or infant children or any company in which any of them has a controlling interest) is or will be materially interested in any agreement or arrangement with any member of the Group which is subsisting at the Prospectus Date and which is significant in relation to the business of the Company or any of its Subsidiaries.

7. ACCURACY AND ADEQUACY OF INFORMATION

7.1 The Recitals to this Agreement are true and accurate in all respects.

7.2 All information supplied or disclosed by or on behalf of any Group Company or any director of any Group Company to the Public Offer Underwriters, the Auditors, the Valuers, the Underwriters' Solicitors or other legal and professional advisers to the Public Offer Underwriters for the purposes of the Share Offer and incorporated in any of the Public Offer Documents is true and accurate in all material respects and not misleading and all projections and estimates so supplied or disclosed have been made after due and proper consideration, and represent fair and reasonable expectations honestly held, based on facts known to such Group Company and/or such director.

7.3 The replies to the questions set out in the Verification Notes (other than those for which the Public Offer Underwriters, the Auditors, the Valuers, the Underwriters' Solicitors or other legal and professional advisers to the Public Offer Underwriters are therein stated to be solely responsible) were supplied or disclosed by or on behalf of the Company to the Public Offer Underwriters, the Auditors, the Valuers, the Underwriters' Solicitors or other legal and professional advisers to the Public Offer Underwriters and contain all material information and particulars with regard to the subject matter thereof and were, and remain, true and accurate in all respects and not misleading.

7.4 All statements of fact contained in the Prospectus and the Offering Circular are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be true and accurate in all material respects and not misleading in any respect and there are no facts known or which on reasonable enquiry could have been known to any Group Company and/or any director of any Group Company which are not disclosed in the Prospectus and the Offering Circular the omission of which would make any statement therein misleading in any respect or which in the circumstances of the Share Offer are material for disclosure therein.

7.5 The Preliminary Offering Circular, at the date thereof, did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Offering Circular, at the date thereof, does not and at the Dealings Date will not (and any amendment or supplement thereto, at the date thereof and at the Dealings Date, will not), contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. All forecasts, expressions of opinion, expectation, intention or estimates therein are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be made on reasonable grounds and are and will be truly and honestly held by the Company and the Directors and are and will be fairly based and there are and will be no other facts known or which could on reasonable inquiry have been known to the Company and the Directors the omission of which would make any such statement or expression misleading in any respect or which will or might be material in the context of the Share Offer, and there are no other assumptions on which such forecasts or estimates are based other than the assumptions referred to therein.

7.6 The Prospectus and the Offering Circular, when issued, will contain all material information and particulars required to comply with all statutory and other provisions applicable in Hong Kong and the PRC (including, without limitation, the Companies Ordinance, the PRC Company Law and the Listing Rules) so far as applicable and the Share Offer will comply with all such applicable Laws.

7.7 Except as disclosed in the Prospectus and the Offering Circular, there are no contracts, agreements or understandings between any Group Company and any person that would give rise to a valid claim against any Group Company or any Public Offer Underwriter for any brokerage, commission, finder's fee or other like payment in connection with the Share Offer.

7.8 The cash flow and working capital projections for the period from 1 January 2004 to 30 June 2004 which form the basis of the working capital letter dated on or before the date hereof prepared by the Auditors have been properly and carefully compiled and there are no facts known or which on reasonable enquiry should have been known to the Directors which have

not been taken into account in the preparation of such projections and which may have a material and adverse effect thereon.

7.9 All the direct and indirect interests of each of the Directors and their respective associates in any of the companies which were parties to transactions entered into or completed within the last two years immediately preceding the date of the Prospectus relating to the business of the Group, or loans to or by, or properties or other assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to, any member of the Group have been and are fully and accurately disclosed in the Public Offer Documents.

7.10 No material information requested from the Company by BNP Paribas Peregrine, the Auditors, or the Valuers and/or the Company's PRC, Hong Kong and/or United States legal counsel or the Underwriters' Solicitors for the purpose of their reports, letters, certificates and/or opinions to the Company and which was then available to the Company was withheld from BNP Paribas Peregrine, the Auditors, the Valuers, the Company's PRC, Hong Kong and/or United States legal counsel or the Underwriters' Solicitors and none of the Directors, the Company and the Warrantors disagree with such reports, letters, certificates and opinions, and the opinions attributed to the Directors in such reports, letters or certificates are honestly held by the Directors and are fairly based upon facts within their knowledge.

7.11 All statements in respect of the section headed "Risk Factors" in the Prospectus are true and accurate in all material respects and so far as the Warrantors are aware, no risk factor relating to and which is material to the business of the Group or any investment in the H Shares has been omitted therefrom.

7.12 The information set out in the paragraph headed "Future Plans and Prospects" in the section headed "Future Plans and Use of Proceeds" in the Prospectus and the Offering Circular represents the true and honest belief of the Directors and the Company arrived at after due and careful consideration, consultations with relevant advisers, planning and enquiry and is based on the assumptions set out therein and all such bases and assumptions are reasonable and fair and fully disclosed in the Prospectus and the Offering Circular.

7.13 All statements and information in writing provided by or on behalf of the Company in connection with any application or submission to or correspondence with the Stock Exchange are true and accurate in all material respects and are not misleading in any material respect and there are no facts which have not been disclosed to the Stock Exchange in connection with any such application, submission or correspondence which by their omission may make any such statements untrue, inaccurate or misleading in any material respect or are material for disclosure to the Stock Exchange.

7.14 The statements of fact set out in the Prospectus which contain information in relation to the Major Shareholder, to the extent such statements relate to the Major Shareholder or describe

provisions of documents to which the Major Shareholder is a party, are and will (as at the Prospectus Date) be true and accurate in all material respects and not misleading in any material respect, and there are no facts known or which on reasonable enquiry could have been known to the Major Shareholder and/or its directors (or any of them) which are not disclosed in the Prospectus, the omission of which would make any statement therein misleading in any material respect or which in the circumstances of the Share Offer are material for disclosure therein. All expressions of opinion or intention of the Major Shareholder therein (if any) are and will (as at the Prospectus Date) be made on reasonable grounds and are and will be truly and honestly held by the Major Shareholder and are and will be fairly based and there are and will be no other facts known or which could on reasonable inquiry have been known to the Major Shareholder, the omission of which would make any such statement or expression misleading or which will or might be material in the context of the Share Offer.

7.15 Save as described in the section headed "Connected Transactions" in the Prospectus, there are no other connected transactions (as defined in the Listing Rules) which the Company and/or any of the Subsidiaries has entered or is contemplating to enter into which require disclosure in the Prospectus.

8. <u>FINANCIAL MATTERS</u>

8.1 The Accounts prepared by the Auditors and set out in Appendix I to the Prospectus have been prepared in accordance with all relevant laws, regulations and requirements and generally accepted accounting principles and standards in Hong Kong and have been audited in accordance with all applicable Statements of Standard Accounting Practice and give a true and fair view of the state of affairs of the Company and the Group as at 31 December, 2001 2002 and 2003 and of the Group's results and cash flow for the accounting reference period ended on the Accounts Date and:

8.1.1 are accurate in all material respects, make full provision for all bad and doubtful debts and all established liabilities, make appropriate provision for all deferred or contingent or disputed liabilities, whether liquidated or unliquidated at the date thereof;

8.1.2 bunkers are stated at the lower of cost and net realisable value, as at the Accounts Date;

8.1.3 save as disclosed in the Prospectus and the Offering Circular, the profits and losses referred to therein and the trend of profits thereby shown have not been affected by any unusual or extraordinary item or by any other matter which has rendered such profits or losses unusually high or low; and

8.1.4 the Accounts:-

(i) correctly make or include all capital commitments of the Group as at the Accounts Date in all material respects and the reserves and provisions (if any) made therein for all taxation relating to any period on or before the Accounts Date are proper and adequate in all material respects;

(ii) give a true and fair view of the state of affairs and financial and trading positions of the Group at the Accounts Date in all material respects and of the Group's results for the financial period ended on that date;

(iii) correctly include all the assets of the Group as at the Accounts Date in all material respects and the rate of depreciation adopted therein is sufficient for the costs of the fixed assets of the Group (less accumulated losses) to be written down to their respective residual values by the end of their respective estimated useful lives;

(iv) are not adversely or materially affected by any unusual, exceptional, extraordinary or non-recurring items which are not disclosed in the Accounts; and

(v) contain proper and adequate provision for the diminution in value of the Group's property.

8.2 Without prejudice to the generality of the foregoing, due provision has been made in the Accounts for depreciation and amortisation and for any obsolescence of assets, for all capital commitments undertaken or authorised at the Accounts Date and for bad or doubtful debts.

8.3 The accounting and other books and records of each Group Company are in its possession, have been properly written up and accurately present and reflect in accordance with generally accepted accounting principles and standards of the applicable jurisdictions all the transactions entered into by each such Group Company or to which each such Group Company has been a party in all material respects and there are at the date hereof no material inaccuracies or discrepancies of any kind contained or reflected in any of the said books and records, and that at the date hereof they give and reflect a true and fair view of the financial, trading and contractual position of each such Group Company and of its fixed and current and contingent assets and liabilities and debtors and creditors in all material respects.

8.4 In relation to all financing arrangements (including all mortgages, overdrafts and other loan or financial facilities) to which any Group Company is a party:

8.4.1 there has been no contravention of or non-compliance with any provision of any such document;

8.4.2 to the best of the knowledge of the Warrantors, no steps for the enforcement of any

encumbrances or the early repayment of the indebtedness have been taken or threatened;

8.4.3 there has not been any alteration in the terms and conditions of any of the said arrangements or facilities all of which are in full force and effect;

8.4.4 to the best of the knowledge of the Warrantors, nothing has been done or omitted to be done whereby the continuance of the said arrangements and facilities in full force and effect might be affected or prejudiced;

8.4.5 none of the arrangements is dependent on the guarantee of or on any security provided by a third party;

8.4.6 sufficient and accurate details of which have been disclosed in writing in the Prospectus; and

8.4.7 none of the facilities may be terminated, or mature prior to its stated maturity as a result of the issue, allotment, sale or transfer of the Offer Shares.

8.5 A consistent accounting policy has been adopted by each of the Group Companies over the three years immediately preceding the Accounts Date and there has been no material change thereof.

8.6 Except as disclosed in the Accounts, no transaction of any material importance to which any Group Company is a party has taken place which if it had taken place would have been required to be disclosed or reflected in the Accounts.

8.7 To the best of the Warrantors' knowledge and belief, adequate provisions have been made in the Accounts for all dividends (if any) or other distributions (if any) to shareholders declared and remaining unpaid as at the date hereof.

8.8 All dividends or distributions declared, made or paid by each Group Company have been declared, made or paid in accordance with its articles of association (or equivalent documents) and the applicable statutory provisions.

8.9 Since the Accounts Date, no dividend has been declared or paid or other distributions of capital made in respect of any share capital of any Group Company, and no loans or loan capital have been repaid by any Group Company in whole or in part save for those repaid pursuant to any contractual arrangement then in place or in the ordinary course of business of the relevant Group Company.

8.10 So far as the Warrantors are aware, the Group has no present intention to discontinue or write down investments in any other businesses other than those disclosed in the Accounts, nor is any such write down, in the reasonable opinion of the Directors, required.

8.11 Save as disclosed in the Prospectus, having regard to the existing facilities available to it, each Group Company has sufficient working capital with which to carry on its business, in its present form and at its present level of turnover, for the period of twelve months following the date of this Agreement and for the purposes of performing all orders and obligations placed with or undertaken by it before the date of this Agreement.

8.12 Save as disclosed in the Prospectus, no Group Company has any material capital commitment or is engaged in any scheme or project requiring the expenditure of capital of a significant amount.

9. <u>EVENTS SINCE THE ACCOUNTS DATE</u>

9.1 Save as disclosed in the Prospectus and the Offering Circular, since the Accounts Date:

9.1.1 each Group Company has carried on business in the ordinary and usual course so as to maintain it as a going concern and in the same manner as previously carried on and since such date has not entered into any material contract, transaction or commitment outside the ordinary course of business or of an unusual or onerous nature;

9.1.2 there has been no material adverse change in the condition, financial or otherwise of the business of the Group taken as a whole or of the earnings, business affairs, position, prospects, assets or liabilities of its business as compared with the position disclosed by the Accounts and there has been no material damage, destruction or loss (whether or not covered by insurance) affecting such business or assets. No Group Company has sustained any material loss or interference with its business from any labour dispute or court or governmental or administrative action, order or decree; and there has not been any material adverse change in the long-term debt, short-term debt or net assets of or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, prospects, shareholders' equity or results of operations of the Group taken as a whole;

9.1.3 each Group Company has continued to pay its creditors in the ordinary course of business and no trade discounts or other special terms (not being in the ordinary course of business, and accordingly excluding other seasonal or campaigns and initiatives) have been incorporated into any contract entered into by such Group Company;

9.1.4 no Group Company has cancelled or waived or released or discounted in whole or in part any debts or claims except in the ordinary course of its business;

9.1.5 no Group Company has declared, paid or made any dividend or distribution of any kind on any class of shares; and

9.1.6 no Group Company has taken on or become subject to any material contingent liability.

9.2 Save as disclosed in the Prospectus and the Offering Circular, since the Accounts Date, there has not been:

9.2.1 any acquisition, sale or transfer by any Group Company of any material tangible or intangible asset other than in the ordinary course of business, any mortgage or pledge or the creation of any security interest, lien, or encumbrance on any such asset, or any lease of property, including equipment, other than tax liens with respect to taxes not yet due and statutory rights of customers in inventory and other assets;

9.2.2 any material transaction not in the ordinary course of business of any Group Company;

9.2.3 the lapse of any patent, utility models, design, trademark, trade name, service mark, copyright, or licence or any application with respect to the foregoing by any Group Company which is material in the context of the business of the Group;

9.2.4 the making of any material loan, advance, indemnity or guarantee by any Group Company to or for the benefit of any person except the creation of accounts receivable in the ordinary course of business; or

9.2.5 an agreement to do any of the foregoing.

10. <u>CAPITAL COMMITMENTS</u>

Save as disclosed in the sections headed "Financial Information - Liquidity and Capital Resources - Capital Expenditures" and "Future Plans and Use of Proceeds" in the Offering Documents and Notes 24 and 25 to the Accounts, no Group Company has any material capital commitment.

11. <u>TAX, RETURNS, ETC.</u>

11.1 All returns, reports or filings which ought to have been made by or in respect of each Group Company for Taxation purposes have been made and all such returns are up to date, correct and on a proper basis and are not the subject of any dispute with the relevant revenue or other appropriate authorities and so far as the Warrantors are aware, there are no present circumstances likely to give rise to any such dispute and the provisions included in the Accounts were sufficient to cover all Taxation in respect of all accounting periods ended on or before the Accounts Date. There is no Taxation underpayment that has been asserted against any Group Company so far as the Warrantors are aware.

11.2 The Group has duly made up all requisite books of account (reflecting in accordance with generally accepted accounting practice for all the financial transactions of the Group), statutory books and minutes books, registers and records and these and all other deeds and documents (properly stamped where necessary) belonging to or which ought to be in its possession and its seal are in its possession.

11.3 All the accounts, books, ledgers, financial and other records of whatsoever kind, of the Group are in its possession or access, have been fully, properly and accurately kept and completed, do not contain any material inaccuracies or discrepancies of any kind and give and reflect a true and fair view of its trading transactions, and its financial, contractual and trading position.

11.4 All charges against the Group have been registered in accordance with all applicable Laws.

11.5 Each Group Company has:

11.5.1 paid or accounted for in the Accounts in all material respects, as the case may be, all taxation (if any) due to be paid or accounted for by it before the date hereof and none of the Group Companies is or is likely to be subject to any tax penalties so far as the Warrantors are aware; and

11.5.2 taken all necessary steps to obtain any repayment of or relief from taxation available to it.

11.6 The provisions (if any) included in the Accounts, as the case may be are sufficient to cover all Taxation in respect of all periods ended on or before the Accounts Date for which each Group Company was then or might at any time thereafter become or have become liable.

12. INSURANCE

12.1 Each Group Company has taken out valid insurances over all of its major assets and against all risks and losses of the business carried on by it which are in the reasonable opinion of the Directors normal, usual, prudent and proper for companies carrying on similar businesses to take and each Group Company is entitled to the full benefits of such relevant insurances. So far as the Warrantors are aware, nothing has been done or has been omitted to be done whereby any of the said policies has or may become void or voidable.

12.2 None of the insurance policies in respect of the assets of each Group Company is subject to any special or unusual terms or restrictions or to the payment of any premium in excess of the normal rate.

12.3 So far as the Warrantors are aware, no material claim is outstanding, or may be made, under any of the insurance policies in respect of the assets of each Group Company and so far as the Warrantors are aware, no circumstances exist which are likely to give rise to such a claim.

12.4 All premiums or other amounts payable in respect of the insurance policies in respect of the

assets of each Group Company have been paid.

13. LITIGATION ETC.

Save as disclosed in the Prospectus and the Offering Circular, no Group Company nor any director of any Group Company is engaged or involved directly or indirectly in any litigation, arbitration, governmental or administrative proceeding or investigation, claim or dispute which individually or collectively is or may have a material adverse effect on the Company or any other Group Company or is or may otherwise be of material importance in the context of the Share Offer and so far as the Warrantors are aware, having made all due and reasonable enquiries, no such litigation, arbitration, proceeding, investigation, claim or dispute is threatened or pending nor are there any circumstances which are likely to give rise to any such litigation, arbitration, governmental or administrative proceeding, investigation, claim or dispute.

14. TITLE AND INTERESTS

14.1 With respect to the rights and interests in real properties and other assets owned by the Group, the relevant Group Company has good title or has the right by Law to good legal title to such properties and other assets or any rights or interests thereto and save as disclosed in the Prospectus and the Offering Circular regarding the properties of the Group, there are no Encumbrances of whatever nature or interests, conditions, planning consents, orders, regulations or other restrictions affecting any of such properties and other assets which materially and adversely limit, restrict or otherwise affect the ability of the relevant Group Company to utilise or develop or enjoy any such properties or other assets and, where any such properties and assets are held under lease or licence by the relevant Group Company, save as aforesaid each lease or licence is a legal, valid, subsisting and enforceable lease or licence, as the case may be, which is not and has not been subject to any breach or any dispute or claim.

14.2 Each Group Company has good legal and marketable title to all stocks used in its business free from any Encumbrances save those arising in the ordinary course of business.

14.3 Save as disclosed in the Accounts or in the Prospectus, the assets included in the Accounts, as the case may be or acquired since the Accounts Date and all assets used or owned by or in the possession of each Group Company:-

14.3.1 are legally and beneficially owned by that Group Company free from any mortgage, charge, lien or similar encumbrance, any hire-purchase agreement or agreement for payment on deferred terms or bills of sale or lien, charge or other encumbrance;

14.3.2 are in the possession or under the control of that Group Company;

14.3.3 where purchased on terms that property does not pass until full payment has been made, have been paid for in full by that Group Company;

14.3.4 are not subject to any hire purchase, leasing arrangements or other arrangements of a similar nature; and

14.3.5 comprise all the assets, property and rights which that Group Company owns or which it uses or requires for the purpose of carrying on its business.

14.4 Each Group Company has done everything (whether by way of giving notice, registration, filing or otherwise), required or permitted to be done by it for the protection of its title to, or for the enforcement or the preservation of any order of priority of its title to, any property or rights (including the benefit of any debt, mortgage or charge) owned by it.

14.5 All records or other documents recording or evidencing any contract, licence, consent or other right of each Group Company or required for the exercise of any such right are in the possession or under the exclusive control of that Group Company.

14.6 Save as disclosed in the Accounts, each Group Company has not created, or granted, or agreed to create or grant, any security interest or other encumbrance in respect of any of the assets included in the Accounts, or acquired or agreed to be acquired since the Accounts Date, otherwise than in the ordinary course of business.

14.7 Save as disclosed in the Accounts, none of the property, assets or undertakings of any Group Company is subject to, and the relevant Group Company has not agreed to grant in respect of the same, any option, charge, lien or encumbrance, or right of pre-emption.

14.8 The stock in trade of each Group Company is in good condition and is capable of being sold by it in the normal course of business in accordance with its current price list, without debate or allowance to a purchaser.

14.9 The plant, machinery, vehicles and other equipment used in connection with the business of the Group:

14.9.1 are subject to normal wear and tear in a good and safe state of repair and satisfactory working order and have been properly serviced and maintained; and

14.9.2 are not to any extent dangerous, inefficient, out-of-date, unsuitable, in need of renewal or replacement, or surplus to requirements.

14.10 Maintenance contracts are in full force and effect in respect of all major assets of the Group in connection with its business which it is normal or prudent to have maintained by independent or specialist contractors, and in respect of all assets which the Group is obliged to maintain or repair under any leasing or similar agreement; and all those assets have been regularly

maintained to a good technical standard, and in accordance with safety regulations usually observed in relation to assets of that description, and in accordance with the terms and conditions of any applicable leasing or similar agreement.

15. CONTRACTS

15.1 All subsisting material contracts entered into within two years of the date of the Prospectus (other than contracts entered into in the ordinary course of business) by any Group Company have been disclosed in the Prospectus and the Offering Circular and no material contracts (other than those so disclosed and those entered into in the ordinary course of business) will, without the written consent of the Public Offer Underwriters, be entered into nor will the terms of any subsisting material contracts be varied (other than as aforesaid) prior to or on the Dealings Date.

15.2 The Warrantors have no knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any material contract, agreement or other transaction to which any Group Company is a party and which is material to the business and/or financial position of a Group Company and no Group Company has received notice of any intention to terminate any such contract or agreement or repudiate or disclaim any such transaction.

15.3 Save as disclosed in the Prospectus and the Offering Circular, no Group Company is a party to a contract or commitment of an unusual, onerous or long-term nature (or which involves or could involve an obligation of a material nature or magnitude), and there are no agreements in force restricting the freedom of any Group Company to provide and take goods and services by such means and from and to such persons as it may from time to time think fit.

15.4 Save as disclosed in the Prospectus and the Offering Circular, there are no transactions, agreements or documents of any kind (whether legally binding or not) the effect of which will have a material effect or impact on the financial condition, business or prospects of the Group.

16. BORROWINGS, DEFAULT AND INSOLVENCY

16.1 No circumstances have arisen or are likely to arise such that any person is entitled or would, with the giving of notice and/or lapse of time, be entitled to require repayment of any indebtedness of any Group Company before its stated maturity and no Group Company has received notice to repay under any agreement relating to any indebtedness on the part of any Group Company which is repayable on demand, or to perform any guarantee given by any of them in respect of the indebtedness of any party and there are no circumstances known to any of the Warrantors which might lead to such circumstances arising.

16.2 No Group Company is in breach of or in default (nor has any event occurred which, with the giving of notice or the lapse of time or both would result in a default) under any Law, agreement, covenant or condition contained in any undertaking, indenture, mortgage, deed of

trust, loan agreement, lease, licence, certificate or authorisation or other agreement, arrangement or instrument to which it is a party or which is binding upon or affects it or any of its assets or revenues or the operation of its business, or is in breach or violation of its business licence, memorandum and articles of association, bye-laws or other constitutive documents, to an extent which is material in the context of the Group as a whole.

16.3 No Group Company has taken any action, nor to the knowledge of the Warrantors have any other steps been taken, or any legal proceedings been started or threatened, against any Group Company, for its winding up or dissolution, or for it to enter into any arrangement or composition for the benefit of creditors, or for the appointment of a receiver, trustee, administrator or similar officer of any of them, or any of their respective properties, revenues or assets, and each Group Company can pay its debts as and when they fall due for payment.

17. **INTELLECTUAL PROPERTY, LICENCES, DOMAIN NAMES, ETC.**

17.1 Save as disclosed in the Prospectus and the Offering Circular, there are no patents, trade marks, designs, domain names, business names or other registrable Intellectual Property rights used or registered by any Group Company in connection with the Group's business which are material in the context of such business.

17.2 No Group Company has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property rights used or registered by any Group Company, or of any facts which would render any such rights invalid or inadequate to protect the interests of the Group Company.

17.3 To the best knowledge of the Warrantors, each Group Company has not carried, and does not carry, on its business in such a way as to infringe any Intellectual Property right of any person.

17.4 All information in the Prospectus and the Offering Circular regarding Intellectual Property rights owned or used by the Group is true and accurate, and no material information regarding the same has been omitted therefrom. All Intellectual Property rights used or required by any Group Company in connection with its business are in full force and effect and are vested in and beneficially owned by the relevant Group Company free from any restrictions or encumbrances, or are licensed to the relevant Group Company under valid and enforceable licences under which the relevant Group Company has properly performed all of its obligations. Where registration of those Intellectual Property rights in the name of a Group Company is practicable, such registration has been effected, the relevant Group Company is the registered proprietor thereof and no Group Company has done or omitted to do anything which may impair that registration or render it open to challenge. No person has made any claim adverse to the continuing enjoyment by the Group of such Intellectual Property rights.

17.5 To the best knowledge of the Warrantors, the operation of the Website will not infringe the rights of any third party. In particular, the Company believes that the functional aspect of the Website, and computer programmes in support, in so far as they are not already validly licensed from a third party, will not infringe the right of any third parties.

17.6 The Group is either the lawful owner of all the information and content which will be available through the Website or will possess a valid subsisting and defensible legal right or licence to use and make such information and content available through the Website.

17.7 No Group Company has received any notice or is otherwise aware of any unauthorised use by it of any confidential information of any third party.

17.8 The Company has the right to use the logo appearing on the front page of the Prospectus and the Offering Circular.

18. LABOUR DISPUTES AND PENSIONS

18.1 Each Group Company has complied in all material respects with all employment, labour and similar laws which are applicable to it and its businesses and employees.

18.2 No Group Company is currently engaged in any material labour dispute with its employees nor, to the best knowledge of the Warrantors, is any such dispute threatened or likely to arise, nor do any circumstances exist which may give rise to the foregoing.

18.3 None of the Warrantors is aware of any existing or imminent labour disturbance by the employees of any of the principal suppliers, manufacturers or contractors of any Group Company which might reasonably be expected to result in any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of any Group Company.

18.4 Save as disclosed in the paragraph headed "Social Insurance" in the section headed "Directors, Supervisors, Senior Management and Staff" in the Prospectus and the Offering Circular, no Group Company has established or incurred an obligation to establish or has given any undertaking in respect of any retirement, death or disability scheme or arrangement relating to any present or past employee or any present or past director or any other person under which any obligation or liabilities have arisen or might reasonably be expected to arise which are material. All the benefits which any Group Company is required by Laws to provide have been and are provided in accordance with the Laws.

18.5 All contracts of services in relation to the employment of the Group's employees are on usual and normal terms which do not and will not in any way whatsoever impose any unusual or onerous obligation on the relevant Group Company and the subsisting contracts of service to which any Group Company is a party are legal, valid and enforceable (except for provisions in

restraint of trade which may be subject to unfavourable judicial interpretation) and are determinable at any time on reasonable notice without compensation (except statutory compensation) and there are no claims pending or threatened or capable of arising against the relevant Group Company, by any employee or third party, in respect of any accident or injury not fully covered by insurance.

19. TAX

Save as disclosed in the Prospectus and the Offering Circular, no tax or duty (including any stamp or issuance or transfer tax or duty and any tax or duty on capital gains or income, whether chargeable on a withholding basis or otherwise) is payable by any Group Company to any governmental or regulatory body in the PRC, Hong Kong or the British Virgin Islands or any taxing authority thereof or therein in connection with:

(a) the creation, issue and allotment of the Offer Shares;

(b) the payment by the Company to, and the receipt by shareholders of, any dividend in respect of the Offer Shares; and

(c) the sale, transfer or other disposition or delivery of any Offer Shares, including any realised or unrealised capital gains arising in connection with such sale, transfer or other disposition or delivery.

20. PROPERTIES

20.1 The properties referred to in Appendix IV of the Prospectus comprise all real properties owned or occupied (whether or not under licence or any other arrangements or otherwise) by or leased to the Group or in respect of which the Group or any member of it has any interest whatsoever.

20.2 With respect to each of properties situated in the PRC owned by the Group, save as disclosed in the Prospectus:-

20.2.1 the ownership of the property, in respect of which the relevant Group Company has the right to occupy, belongs to the Group Company which has good title to such property;

20.2.2 the relevant Group Company has validly acquired the relevant Real Estate and Land Ownership Certificate ("Ownership Certificate") in respect of the property which is valid and subsisting and in full force and effect;

20.2.3 all the sale/transfer procedures as regards the property have been completed and (where applicable) the sale/transfer has been validly registered in the relevant department;

20.2.4 the relevant Group Company can legally transfer, mortgage, or sell the property to local

or foreign corporations or individuals subject to the terms of the Ownership Certificate;

20.2.5 all land premiums payable in respect of the property have been paid in full and no further premiums are payable under the terms of the Ownership Certificate or otherwise under the laws of the PRC;

20.2.6 the property is not currently subject to any sale or transfer or mortgage procedures and it is not leased or transferred or given to others as a gift, and the relevant company has not entered into any agreement to do any of the foregoing; the property is not involved in any litigation or subject to any court order for attachment, possession, etc.;

20.2.7 the property is not used by the Group for any unlawful purposes and has not violated any relevant land or construction regulations;

20.2.8 the property is free from any mortgage, charge, lien, lease, encumbrance or any other third party rights and the relevant company has not entered into any agreement to do any of the foregoing;

20.2.9 the relevant Group Company has not received from the PRC government nor any competent authority any notice or order which may adversely affect its right to use the property for the purpose for which it is presently being used;

20.2.10 all requisite consents necessary for the user of the property as it is presently being used by the relevant company have been duly obtained and are in full force, validity and effect;

20.2.11 all the land user's covenants contained in the Ownership Certificate and/or other documents applicable to the property have been duly performed and observed to the extent that such obligations have fallen due;

20.2.12 as at the date hereof there has been no change in the terms and conditions of the Ownership Certificate and/or other documents applicable to the property, which are all in full force, validity and effect in favour of the relevant Group Company;

20.2.13 no default (or event which with notice or lapse of time or both will constitute a default) by the relevant Group Company has occurred or is continuing under the Ownership Certificate and/or other documents applicable to the property and it is not in breach of any PRC laws, rules, regulations, guidelines, notices, circulars, orders, judgments, decrees or rulings of any court, government, governmental or regulatory authorities in respect of the use occupation and enjoyment of the property; and

20.2.14 all requisite licences, certificates and authorities necessary for the existing use of the property by the relevant company have been duly obtained and are in full force, validity and effect.

21. ENVIRONMENTAL

Each member of the Group (i) has been and is in compliance with any and all published applicable national, provincial, municipal, local and foreign laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or waters, pollutants or contaminants ("**Environmental Laws**") and (ii) has obtained all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval except where, in respect of (i), (ii) and (iii), such non-compliance with Environmental Laws, failure to obtain required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a material adverse effect on the Company and the Subsidiaries, taken as a whole.

SCHEDULE 4
CONDITIONS PRECEDENT DOCUMENTS

Part A

1. A certified true copy or copies of the resolutions of the Board:

   1.1 approving and authorising this Agreement and each of the Operative Documents as itemized as (k), (l) and (m) in Appendix VIII to the Prospectus to which the Company is a party and such documents as may be required to be executed by the Company pursuant to each such Operative Document or which are necessary or incidental to the Share Offer and the execution on behalf of the Company of, and the performance by the Company of its obligations under, each such document;

   1.2 approving the Share Offer and (subject to exercise of the Over-allotment Option) any issue of H Shares pursuant thereto;

   1.3 approving and authorising the issue of the Public Offer Documents and the issue of the Offering Circular; and

   1.4 approving and authorising the issue and the registration of the Prospectus with the Registrar of Companies in Hong Kong.

2. A certified true copy of the resolutions of the governing body of the Major Shareholder approving and authorising this Agreement, the sale of the Sale Shares as contemplated by the Offering Documents and any of the Operative Documents as itemized as (k), (l) and (m) in Appendix VIII to the Prospectus to which it is a party and such documents as may be required to be executed by it pursuant thereto or which are necessary or incidental to the Share Offer and the execution on its behalf, and the performance by it of its obligations hereunder and thereunder.

3. Three printed copies of each of the Public Offer Documents duly signed by two Directors or their respective duly authorised attorneys and, if signed by their respective duly authorized attorneys, certified true copies of the relevant powers of attorney.

4. A certified true copy of each of the responsibility letters, powers of attorney and statements of interests signed by each of the Directors.

5. A certified true copy of each of the contracts referred to in the paragraph headed "Summary of material contracts" in appendix VIII to the Prospectus (other than this Agreement) duly signed by the parties thereto.

6. A signed original of the accountants' report dated the Prospectus Date from the Auditors, the text of which is contained in appendix I to the Prospectus.

7. A signed original of the letter with the valuation certificate dated the Prospectus Date from the Valuers to the Directors in connection with the valuation of the property interests of the Group as at the Prospectus Date, the text of which is contained in appendix IV to the Prospectus.

8. A signed original of the letter dated the Prospectus Date from the Auditors to the Company and BNP Paribas Peregrine confirming, inter alia, the indebtedness statement contained in the Prospectus, and commenting on the statement contained in the Prospectus as to the sufficiency of the Group's working capital and on the other financial information set out in the Prospectus, such letter to be in the form previously agreed to by the Auditors with the Company and BNP Paribas Peregrine.

9. A signed original of the comfort letter in relation to profit forecast dated the Prospectus Date from the Auditors addressed to BNP Paribas Peregrine and the Company.

10. A signed original of the letter dated the Prospectus Date from the Auditors to the Company and BNP Paribas Peregrine confirming, inter alia, its independency from the Group.

11. A certified true copy of the letter dated the Prospectus Date from the Auditors consenting to the issue of the Prospectus with the inclusion of references to it and of its report and letter in the form and context in which they are included.

12. A certified true copy of the letter dated the Prospectus Date from the Valuers consenting to the issue of the Prospectus with the inclusion of references to it and of its letters and valuation certificate in the form and context in which they are included.

13. A certified true copy of the letter dated the Prospectus Date from the PRC legal adviser to the Company consenting to the issue of the Prospectus with the inclusion of references to it and of its opinion in the form and context in which they are included.

14. A certified true copy of the letter dated the Prospectus Date from BNP Paribas Peregrine to the Company consenting to the issue of the Prospectus with the inclusion of references to it and of its letter in the form and context in which they are included.

15. A copy of the facsimile message from the Registrar of Companies in Hong Kong confirming the registration of the Prospectus.

16. A signed original of each of the Legal Opinions all dated the Prospectus Date;

17. A certified true copy of the certificate issued by Jacqueline Ng of IFN Communication Limited to the Registrar of Companies in Hong Kong relating to the translation of the Public Offer Documents;

18. A certified true copy of the certificate issued by 上海上外翻譯總公司 relating to the translation of, inter alia, the material contracts in Chinese referred to in paragraph 4.A of Appendix VIII of the Prospectus.

19. A certified true copy of the Verification Notes duly signed by or on behalf of each person to whom responsibility is therein assigned;

20. A certified true copy of the resolutions of the shareholder of the Company referred to in paragraph 1.C of Appendix VIII to the Prospectus.

21. A certified true copy of the Receiving Banker's Agreement duly signed by the parties thereto.

22. A certified true copy of the Registrars' Agreement duly signed by the parties thereto.

23. A certified true copy of the articles of association of the Company amended on 10 May 2004 in the agreed form.

24. A certified copy of the legal opinion in the agreed form dated the Prospectus Date from Conyers Dill & Pearman, the British Virgin Islands lawyer to the Company containing their opinion on the due incorporation of China Shipping Container Lines (Asia) Co., Ltd., Intercontinental Computer Co., Ltd., Yangshan A Shipping Company Limited and Yangshan B Shipping Company Limited.

25. A signed original of the legal opinion in the agreed form dated the Prospectus Date from Baker & McKenzie, Hong Kong counsel to the Company containing their opinion on the due incorporation of China Shipping Container Lines (Hong Kong) Co., Ltd.;

26. A certified copy of the legal opinion in the agreed form dated the Prospectus Date fromChrysses Demetriades & Co., Law Office, the Cyprus lawyer to the Company containing their opinion on the due incorporation of Arisa Navigation Company Limited;

27. A certified copy of each of the following:

    (a) Forms H and I signed by each Director and supervisors of the Company;

    (b) all the PRC approvals required in connection with the Share Offer including (but not limited to) the approval(s) by SASAC, authorizations by NSSF Council and approval(s) from the China Securities Regulatory Commission;

    (c) the business licence of the Company issued by the State Administration for Industry and Commerce in relation to the establishment of the Company as a joint stock limited company; and

    (d) a certificate of registration of the Company under Part XI of the Companies Ordinance.

Part B

1 A signed original of the "comfort letter" issued by the Auditors to the Company and BNP Paribas Peregrine relating to the Statement of Auditing Standards No.72 with respect to the financial statements and certain financial information contained in the Offering Circular dated the date of the Offering Circular, in form and substance satisfactory to the Joint Lead Managers.

2 A signed original letter issued by the Auditors to the Company and BNP Paribas Peregrine dated the Closing Date confirming the "comfort letter" relating to the Statement of Auditing Standards No.72 in the agreed form.

3 A signed original of the letter issued by the PRC legal adviser to the Company dated the Closing Date confirming the Legal Opinions.

4 A signed original of the legal opinion issued by the Underwriters' Solicitors as to certain matters of US law.

5 A signed original of the legal opinion dated the Closing Date issued by Baker and McKenzie, the United States Counsel to the Company containing their opinion on matters concerning the Share Offer.

6 A signed original of the legal opinion in the agreed form issued by Baker and McKenzie, the Hong Kong Counsel to the Company dated the Closing Date containing their opinion on matters concerning the Share Offer.

7 A certificate dated the Closing Date and signed by an executive officer of the Company to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

8 A certificate dated the Closing Date and signed by an executive officer of the Major Shareholder to the effect that the representations and warranties of the Major Shareholder contained in this Agreement are true and correct as of the Closing Date and that the Major Shareholder has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

9 A copy of the non-disposal undertakings given by each of the Corporate Investors and Strategic Investor in favour of the Company and BNP Paribas Peregrine.

SCHEDULE 5

SET-OFF ARRANGEMENTS

1. This Schedule sets out the arrangements and terms pursuant to which the Public Offer Underwriting Commitment of each Public Offer Underwriter will be reduced to the extent that it makes (or process to be made on its behalf) one or more valid applications for Public Offer Shares pursuant to the provisions of Clause 4.5 (hereinafter referred to as "**Public Offer Underwriters' Applications**"). These arrangements mean that in no circumstances will any Public Offer Underwriter have any further liability as a Public Offer Underwriter to subscribe or procure subscribers for Public Offer Shares if one or more Public Offer Underwriters' Applications, duly made by it or procured by it to be made is/are validly made and accepted for an aggregate number of Public Offer Shares being not less than the number of Public Offer Shares comprised in its Public Offer Underwriting Commitment.

2. In order to qualify as Public Offer Underwriters' applications, such applications must be made on one or more validly completed Application Form(s) and delivered to the Receiving Bankers together with a cheque or cheques or banker's cashier order or orders complying in all respects with the terms set out in the section headed "How to apply for H Shares" in the Prospectus payable to "Horsford Nominees Limited - CSCL Public Offer" for the amount payable in full on application (including any brokerage, trading fee, investor compensation levy and transaction levy) by not later than 12:00 noon on the date on which the Application List close in accordance with Clause 4.2. Copies of such Application Form(s) and cheque(s) or banker's cashier order(s) will have to be faxed to BNP Paribas Peregrine marked for the attention of Ms Esther Wong at the same time as the delivery to the Receiving Bankers. Each such application must bear the name of the Public Offer Underwriter or the sub-underwriter by whom or on whose behalf the application is made and its official chop and there must be clearly marked on the Application Form(s) "Public Offer Underwriter's Application" (or in the case of sub-underwriters, "**Public Offer Sub-underwriter's Application**").

3. No preferential consideration under the Public Offer will be given in respect of Public Offer Underwriters' Applications or Public Offer Sub-underwriters' Applications.

SCHEDULE 6
ADVERTISING ARRANGEMENTS

The Formal Notice is to be published in the following newspapers on the following dates:

Name of Publication	Date of Advertisement
South China Morning Post	4 June 2004
Hong Kong Economic Times	4 June 2004

SIGNED by Wang Daxiong （王大雄）)
for and on behalf of)
CHINA SHIPPING CONTAINER LINES)
COMPANY LIMITED (中海集裝箱運輸股份有限公司))
in the presence of:)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

SIGNED by Li Shaode （李紹德）)
for and on behalf of)
CHINA SHIPPING (GROUP) COMPANY)
(中國海運(集團)總公司))
in the presence of:)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

SIGNED by Esther Wong)
duly authorised for and on behalf of)
BNP PARIBAS PEREGRINE CAPITAL LIMITED)
in the presence of:)

Tai Chi Shan Psyche
Solicitor, Hong Kong SAR
Norton Rose

SIGNED by Daniel Palmer)
duly authorised for and on behalf of)
MORGAN STANLEY DEAN WITTER ASIA LIMITED)
in the presence of:)

Tai Chi Shan Psyche
Solicitor, Hong Kong SAR
Norton Rose

SIGNED by Esther Wong of BNP Paribas Peregrine)
and Daniel Palmer of Morgan Stanley)
as attorney for and on behalf of each of the other)
Public Offer Underwriters (as defined herein))
in the presence of:)

Tai Chi Shan Psyche
Solicitor, Hong Kong SAR
Norton Rose

K:\Dept\Hong Kong\DPRS\AA61625 (BNP-Cargo)\Underwriting Agreement\UT Agt (final execution copy).doc

RECEIVED
2004 DEC 28 P 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CSCC: Box 3

Annex I

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

C. Documents available for public inspection

8. The PRC Company Law together with a certified English translation.

9. The Special Regulations together with a certified English translation.

10. The Mandatory Provisions together with a certified English translation.

11. The Provisional Regulations Concerning the Issue and Trading of Shares (April 22, 1993) together with a certified English translation.

12. The Implementation Measures (Provisional) on Disclosure of Information (June 12, 1993) together with a certified English translation.

13. The Provisional Measures Prohibiting Fraudulent Conduct relating to Securities (August 15, 1993) together with a certified English translation.

14. The Regulations of the State Council Concerning the Domestic Listed Shares of Joint Stock Limited Companies (December 25, 1995) together with a certified English translation.

15. The Securities Law of the PRC promulgated by the Standing Committee of the NPC on December 29, 1998 and which became effective on July 1, 1999, together with a certified English translation.

16. The Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas issued by the SETC and the CSRC on March 29, 1999, together with a certified English translation.

17. The Arbitration Law of the PRC promulgated by the Standing Committee of the NPC on August 31, 1994 and effective on September 1, 1995, together with an official English translation.

18. The Civil Procedure Law of the PRC adopted at the fourth meeting of the seventh NPC, promulgated by the premier on April 9, 1991 and effective on April 9, 1991, together with a certified English translation.

中华人民共和国公司法

（1999 年 12 月 25 日修正版）

（1993 年 12 月 29 日第八届全国人民代表大会常务委员会第五次会议通过，根据 1999 年 12 月 25 日第九届全国人民代表大会常务委员会第十三次会议《关于修改〈中华人民共和国公司法〉的决定》修正）

第一章：总则

第一条：为了适应建立现代企业制度的需要，规范公司的组织和行为，保护公司、股东和债权人的合法权益，维护社会经济秩序，促进社会主义市场经济的发展，根据宪法，制定本法。

第二条：本法所称公司是指依照本法在中国境内设立的有限责任公司和股份有限公司。

第三条：有限责任公司和股份有限公司是企业法人。

有限责任公司，股东以其出资额为限对公司承担责任，公司以其全部资产对公司的债务承担责任。

股份有限公司，其全部资本分为等额股份，股东以其所持股份为限对公司承担责任，公司以其全部资产对公司的债务承担责任。

第四条：公司股东作为出资者按投入公司的资本额享有所有者的资产受益、重大决策和选择管理者等权利。

公司享有由股东投资形成的全部法人财产权，依法享有民事权利，承担民事责任。

公司中的国有资产所有权属于国家。

第五条：公司以其全部法人财产，依法自主经营，自负盈亏。

公司在国家宏观调控下，按照市场需求自主组织生产经营，以提高经济效益、劳动生产率和实现资产保值增值为目的。

第六条：公司实行权责分明、管理科学、激励和约束相结合的内部管理体制。

第七条：国有企业改建为公司，必须依照法律、行政法规规定的条件和要求，转换经营机制，有步骤地清产核资，界定产权，清理债权债务，评估资产，建立规范的内部管理机构。

第八条：设立有限责任公司、股份有限公司，必须符合本法规定的条件。符合本法规定的条件的，登记为有限责任公司或者股份有限公司；不符合本法规定的条件的，不得登记为有限责任公司或者股份有限公司。

法律、行政法规对设立公司规定必须报经审批的，在公司登记前依法办理审批手续。

第九条：依照本法设立的有限责任公司，必须在公司名称中标明有限责任公司字样。

依照本法设立的股份有限公司，必须在公司名称中标明股份有限公司字样。

第十条：公司以其主要办事机构所在地为住所。

第十一条：设立公司必须依照本法制定公司章程。公司章程对公司、股东、董事、监事、经理具有约束力。

公司的经营范围由公司章程规定，并依法登记。公司的经营范围中属于法律、行政法规限制的项目，应当依法经过批准。

公司应当在登记的经营范围内从事经营活动。公司依照法定程序修改公司章程并经公司登记机关变更登记，可以变更其经营范围。

第十二条：公司可以向其他有限责任公司、股份有限公司投资，并以该出资额为限对所投资公司承担责任。

公司向其他有限责任公司、股份有限公司投资的，除国务院规定的投资公司和控股公司外，所累计投资额不得超过本公司净资产的百分之五十，在投资后，接受被投资公司以利润转增的资本，其增加额不包括在内。

第十三条：公司可以设立分公司，分公司不具有企业法人资格，其民事责任由公司承担。

公司可以设立子公司，子公司具有企业法人资格，依法独立承担民事责任。

第十四条：公司从事经营活动，必须遵守法律，遵守职业道德，加强社会主义精神文明建设，接受政府和社会公众的监督。

公司的合法权益受法律保护，不受侵犯。

第十五条：公司必须保护职工的合法权益，加强劳动保护，实现安全生产。

公司采用多种形式，加强公司职工的职业教育和岗位培训，提高职工素质。

第十六条：公司职工依法组织工会，开展工会活动，维护职工的合法权益。公司应当为本公司工会提供必要的活动条件。

国有独资公司和两个以上的国有企业或者其他两个以上的国有投资主体投资

设立的有限责任公司，依照宪法和有关法律的规定，通过职工代表大会和其他形式，实行民主管理。

第十七条：公司中中国共产党基层组织的活动，依照中国共产党章程办理。

第十八条：外商投资的有限责任公司适用本法，有关中外合资经营企业、中

外合作经营企业、外资企业的法律另有规定的，适用其规定。

第二章：有限责任公司的设立和组织机构

第一节：设立

第十九条：设立有限责任公司，应当具备下列条件：

（一）股东符合法定人数；

（二）股东出资达到法定资本最低限额；

（三）股东共同制定公司章程；

（四）有公司名称，建立符合有限责任公司要求的组织机构；

（五）有固定的生产经营场所和必要的生产经营条件。

第二十条：有限责任公司由二个以上五十个以下股东共同出资设立。

国家授权投资的机构或者国家授权的部门可以单独投资设立国有独资的有限责任公司。

第二十一条：本法施行前已设立的国有企业，符合本法规定设立有限责任公司条件的，单一投资主体的，可以依照本法改建为国有独资的有限责任公司；多个投资主体的，可以改建为前条第一款规定的有限责任公司。

国有企业改建为公司的实施步骤和具体办法，由国务院另行规定。

第二十二条：有限责任公司章程应当载明下列事项：

（一）公司名称和住所；

（二）公司经营范围；

（三）公司注册资本；

（四）股东的姓名或者名称；

（五）股东的权利和义务；

（六）股东的出资方式和出资额；

（七）股东转让出资的条件；

（八）公司的机构及其产生办法、职权、议事规则；

（九）公司的法定代表人；

（十）公司的解散事由与清算办法；

（十一）股东认为需要规定的其他事项。

股东应当在公司章程上签名、盖章。

第二十三条：有限责任公司的注册资本为在公司登记机关登记的全体股东实缴的出资额。

有限责任公司的注册资本不得少于下列最低限额：

（一）以生产经营为主的公司人民币五十万元；

（二）以商品批发为主的公司人民币五十万元；

（三）以商业零售为主的公司人民币三十万元；

（四）科技开发、咨询、服务性公司人民币十万元。

特定行业的有限责任公司注册资本最低限额需高于前款所定限额的，由法律、行政法规另行规定。

第二十四条：股东可以用货币出资，也可以用实物、工业产权、非专利技术、土地使用权作价出资。对作为出资的实物、工业产权、非专利技术或者土地使用权，必须进行评估作价，核实财产，不得高估或者低估作价。土地使用权的评估作价，依照法律、行政法规的规定办理。

以工业产权、非专利技术作价出资的金额不得超过有限责任公司注册资本的百分之二十，国家对采用高新技术成果有特别规定的除外。

第二十五条：股东应当足额缴纳公司章程中规定的各自所认缴的出资额。股东以货币出资的，应当将货币出资足额存入准备设立的有限责任公司在银行开设的临时帐户；以实物、工业产权、非专利技术或者土地使用权出资的，应当依法办理其财产权的转移手续。

股东不按照前款规定缴纳所认缴的出资，应当向已足额缴纳出资的股东承担违约责任。

第二十六条：股东全部缴纳出资后，必须经法定的验资机构验资并出具证明。

第二十七条：股东的全部出资经法定的验资机构验资后，由全体股东指定的代表或者共同委托的代理人向公司登记机关申请设立登记，提交公司登记申请书、公司章程、验资证明等文件。

法律、行政法规规定需要经有关部门审批的，应当在申请设立登记时提交批准文件。

公司登记机关对符合本法规定条件的，予以登记，发给公司营业执照；对不符合本法规定条件的，不予登记。

公司营业执照签发日期，为有限责任公司成立日期。

第二十八条：有限责任公司成立后，发现作为出资的实物、工业产权、非专利技术、土地使用权的实际价额显著低于公司章程所定价额的，应当由交付该出资的股东补交其差额，公司设立时的其他股东对其承担连带责任。

第二十九条：设立有限责任公司的同时设立分公司的，应当就所设分公司向公司登记机关申请登记，领取营业执照。

有限责任公司成立后设立分公司，应当由公司法定代表人向公司登记机关申请登记，领取营业执照。

第三十条：有限责任公司成立后，应当向股东签发出资证明书。

出资证明书应当载明下列事项：

（一）公司名称；

（二）公司登记日期；

（三）公司注册资本；

（四）股东的姓名或者名称、缴纳的出资额和出资日期；

（五）出资证明书的编号和核发日期。

出资证明书由公司盖章。

第三十一条：有限责任公司应当置备股东名册，记载下列事项：

（一）股东的姓名或者名称及住所；

（二）股东的出资额；

（三）出资证明书编号。

第三十二条：股东有权查阅股东会会议记录和公司财务会计报告。

第三十三条：股东按照出资比例分取红利。公司新增资本时，股东可以优先认缴出资。

第三十四条：股东在公司登记后，不得抽回出资。

第三十五条：股东之间可以相互转让其全部出资或者部分出资。

股东向股东以外的人转让其出资时，必须经全体股东过半数同意；不同意转让的股东应当购买该转让的出资，如果不购买该转让的出资，视为同意转让。

经股东同意转让的出资，在同等条件下，其他股东对该出资有优先购买权。

第三十六条：股东依法转让其出资后，由公司将受让人的姓名或者名称、住所以及受让的出资额记载于股东名册。

第二节：组织机构

第三十七条：有限责任公司股东会由全体股东组成，股东会是公司的权力机构，依照本法行使职权。

第三十八条：股东会行使下列职权：

（一）决定公司的经营方针和投资计划；

（二）选举和更换董事，决定有关董事的报酬事项；

（三）选举和更换由股东代表出任的监事，决定有关监事的报酬事项；

（四）审议批准董事会的报告；

（五）审议批准监事会或者监事的报告；

（六）审议批准公司的年度财务预算方案、决算方案；

（七）审议批准公司的利润分配方案和弥补亏损方案；

（八）对公司增加或者减少注册资本作出决议；

（九）对发行公司债券作出决议；

（十）对股东向股东以外的人转让出资作出决议；

（十一）对公司合并、分立、变更公司形式、解散和清算等事项作出决议；

（十二）修改公司章程。

第三十九条：股东会的议事方式和表决程序，除本法有规定的以外，由公司章程规定。

股东会对公司增加或者减少注册资本、分立、合并、解散或者变更公司形式作出决议，必须经代表三分之二以上表决权的股东通过。

第四十条：公司可以修改章程。修改公司章程的决议，必须经代表三分之二以上表决权的股东通过。

第四十一条：股东会会议由股东按照出资比例行使表决权。

第四十二条：股东会的首次会议由出资最多的股东召集和主持，依照本法规

定行使职权。

第四十三条：股东会会议分为定期会议和临时会议。

定期会议应当按照公司章程的规定按时召开。代表四分之一以上表决权的股东，三分之一以上董事，或者监事，可以提议召开临时会议。

有限责任公司设立董事会的，股东会会议由董事会召集，董事长主持，董事长因特殊原因不能履行职务时，由董事长指定的副董事长或者其他董事主持。

第四十四条：召开股东会会议，应当于会议召开十五日以前通知全体股东。

股东会应当对所议事项的决定作成会议记录，出席会议的股东应当在会议记录上签名。

第四十五条：有限责任公司设董事会，其成员为三人至十三人。

两个以上的国有企业或者其他两个以上的国有投资主体投资设立的有限责任公司，其董事会成员中应当有公司职工代表。董事会中的职工代表由公司职工民主选举产生。

董事会设董事长一人，可以设副董事长一至二人。董事长、副董事长的产生办法由公司章程规定。

董事长为公司的法定代表人。

第四十六条：董事会对股东会负责，行使下列职权：

（一）负责召集股东会，并向股东会报告工作；

（二）执行股东会的决议；

（三）决定公司的经营计划和投资方案；

（四）制订公司的年度财务预算方案、决算方案；

（五）制订公司的利润分配方案和弥补亏损方案；

（六）制订公司增加或者减少注册资本的方案；

（七）拟订公司合并、分立、变更公司形式、解散的方案；

（八）决定公司内部管理机构的设置；

（九）聘任或者解聘公司经理（总经理）（以下简称经理），根据经理的提名，聘任或者解聘公司副经理、财务负责人，决定其报酬事项；

（十）制定公司的基本管理制度。

第四十七条：董事任期由公司章程规定，但每届任期不得超过三年。董事任

期届满，连选可以连任。

董事在任期届满前，股东会不得无故解除其职务。

第四十八条：董事会会议由董事长召集和主持；董事长因特殊原因不能履行职务时，由董事长指定副董事长或者其他董事召集和主持。三分之一以上董事可以提议召开董事会会议。

第四十九条：董事会的议事方式和表决程序，除本法有规定的以外，由公司章程规定。

召开董事会会议，应当于会议召开十日以前通知全体董事。

董事会应当对所议事项的决定作成会议记录，出席会议的董事应当在会议记录上签名。

第五十条：有限责任公司设经理，由董事会聘任或者解聘。经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，组织实施董事会决议；

（二）组织实施公司年度经营计划和投资方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制定公司的具体规章；

（六）提请聘任或者解聘公司副经理、财务负责人；

（七）聘任或者解聘除应由董事会聘任或者解聘以外的负责管理人员；

（八）公司章程和董事会授予的其他职权。

经理列席董事会会议。

第五十一条：有限责任公司，股东人数较少和规模较小的，可以设一名执行董事，不设立董事会。执行董事可以兼任公司经理。

执行董事的职权，应当参照本法第四十六条规定，由公司章程规定。

有限责任公司不设董事会的，执行董事为公司的法定代表人。

第五十二条：有限责任公司，经营规模较大的，设立监事会，其成员不得少于三人。监事会应在其组成人员中推选一名召集人。

监事会由股东代表和适当比例的公司职工代表组成，具体比例由公司章程规定。监事会中的职工代表由公司职工民主选举产生。

有限责任公司，股东人数较少和规模较小的，可以设一至二名监事。董事、经理及财务负责人不得兼任监事。

第五十三条：监事的任期每届为三年。监事任期届满，连选可以连任。

第五十四条：监事会或者监事行使下列职权：

（一）检查公司财务；

（二）对董事、经理执行公司职务时违反法律、法规或者公司章程的行为进行监督；

（三）当董事和经理的行为损害公司的利益时，要求董事和经理予以纠正；

（四）提议召开临时股东会；

（五）公司章程规定的其他职权。

监事列席董事会会议。

第五十五条：公司研究决定有关职工工资、福利、安全生产以及劳动保护、劳动保险等涉及职工切身利益的问题，应当事先听取公司工会和职工的意见，并邀请工会或者职工代表列席有关会议。

第五十六条：公司研究决定生产经营的重大问题、制定重要的规章制度时，应当听取公司工会和职工的意见和建议。

第五十七条：有下列情形之一的，不得担任公司的董事、监事、经理：

（一）无民事行为能力或者限制民事行为能力；

（二）因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济秩序罪，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任因经营不善破产清算的公司、企业的董事或者厂长、经理，并对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿。

公司违反前款规定选举、委派董事、监事或者聘任经理的，该选举、委派或者聘任无效。

第五十八条：国家公务员不得兼任公司的董事、监事、经理。

第五十九条：董事、监事、经理应当遵守公司章程，忠实履行职务，维护公司利益，不得利用在公司的地位和职权为自己谋取私利。

董事、监事、经理不得利用职权收受贿赂或者其他非法收入，不得侵占公司的财产。

第六十条：董事、经理不得挪用公司资金或者将公司资金借贷给他人。

董事、经理不得将公司资产以其个人名义或者以其他个人名义开立帐户存储。

董事、经理不得以公司资产为本公司的股东或者其他个人债务提供担保。

第六十一条：董事、经理不得自营或者为他人经营与其所任职公司同类的营业或者从事损害本公司利益的活动。从事上述营业或者活动的，所得收入应当归公司所有。

董事、经理除公司章程规定或者股东会同意外，不得同本公司订立合同或者进行交易。

第六十二条：董事、监事、经理除依照法律规定或者经股东会同意外，不得泄露公司秘密。

第六十三条：董事、监事、经理执行公司职务时违反法律、行政法规或者公司章程的规定，给公司造成损害的，应当承担赔偿责任。

第三节：国有独资公司

第六十四条：本法所称国有独资公司是指国家授权投资的机构或者国家授权的部门单独投资设立的有限责任公司。

国务院确定的生产特殊产品的公司或者属于特定行业的公司，应当采取国有独资公司形式。

第六十五条：国有独资公司的公司章程由国家授权投资的机构或者国家授权的部门依照本法制定，或者由董事会制订，报国家授权投资的机构或者国家授权的部门批准。

第六十六条：国有独资公司不设股东会，由国家授权投资的机构或者国家授

权的部门，授权公司董事会行使股东会的部分职权，决定公司的重大事项，但公司的合并、分立、解散、增减资本和发行公司债券，必须由国家授权投资的机构或者国家授权的部门决定。

第六十七条：国有独资公司监事会主要由国务院或者国务院授权的机构、部门委派的人员组成，并有公司职工代表参加。监事会的成员不得少于三人。监事会行使本法第五十四条第一款第（一）、（二）项规定的职权和国务院规定的其他职权。

监事列席董事会会议。

董事、经理及财务负责人不得兼任监事。

第六十八条：国有独资公司设立董事会，依照本法第四十六条、第六十六条规定行使职权。董事会每届任期为三年。

公司董事会成员为三人至九人，由国家授权投资的机构或者国家授权的部门按照董事会的任期委派或者更换。董事会成员中应当有公司职工代表。董事会中的职工代表由公司职工民主选举产生。

董事会设董事长一人，可以视需要设副董事长。董事长、副董事长，由国家授权投资的机构或者国家授权的部门从董事会成员中指定。

董事长为公司的法定代表人。

第六十九条：国有独资公司设经理，由董事会聘任或者解聘。经理依照本法第五十条规定行使职权。

经国家授权投资的机构或者国家授权的部门同意，董事会成员可以兼任经理。

第七十条：国有独资公司的董事长、副董事长、董事、经理，未经国家授权投资的机构或者国家授权的部门同意，不得兼任其他有限责任公司、股份有限公司或者其他经营组织的负责人。

第七十一条：国有独资公司的资产转让，依照法律、行政法规的规定，由国家授权投资的机构或者国家授权的部门办理审批和财产权转移手续。

第七十二条：经营管理制度健全、经营状况较好的大型的国有独资公司，可以由国务院授权行使资产所有者的权利。

第三章：股份有限公司的设立和组织机构

第一节：设立

第七十三条：设立股份有限公司，应当具备下列条件：

（一）发起人符合法定人数；

（二）发起人认缴和社会公开募集的股本达到法定资本最低限额；

（三）股份发行、筹办事项符合法律规定；

（四）发起人制订公司章程，并经创立大会通过；

（五）有公司名称，建立符合股份有限公司要求的组织机构；

（六）有固定的生产经营场所和必要的生产经营条件。

第七十四条：股份有限公司的设立，可以采取发起设立或者募集设立的方式。

发起设立，是指由发起人认购公司应发行的全部股份而设立公司。

募集设立，是指由发起人认购公司应发行股份的一部分，其余部分向社会公开募集而设立公司。

第七十五条：设立股份有限公司，应当有五人以上为发起人，其中须有过半数的发起人在中国境内有住所。

国有企业改建为股份有限公司的，发起人可以少于五人，但应当采取募集设立方式。

第七十六条：股份有限公司发起人，必须按照本法规定认购其应认购的股份，并承担公司筹办事务。

第七十七条：股份有限公司的设立，必须经过国务院授权的部门或者省级人民政府批准。

第七十八条：股份有限公司的注册资本为在公司登记机关登记的实收股本总额。

股份有限公司注册资本的最低限额为人民币一千万元。股份有限公司注册资本最低限额需高于上述所定限额的，由法律、行政法规另行规定。

第七十九条：股份有限公司章程应当载明下列事项：

（一）公司名称和住所；

（二）公司经营范围；

（三）公司设立方式；

（四）公司股份总数、每股金额和注册资本；

（五）发起人的姓名或者名称、认购的股份数；

（六）股东的权利和义务；

（七）董事会的组成、职权、任期和议事规则；

（八）公司法定代表人；

（九）监事会的组成、职权、任期和议事规则；

（十）公司利润分配办法；

（十一）公司的解散事由与清算办法；

（十二）公司的通知和公告办法；

（十三）股东大会认为需要规定的其他事项。

第八十条：发起人可以用货币出资，也可以用实物、工业产权、非专利技术、土地使用权作价出资。对作为出资的实物、工业产权、非专利技术或者土地使用权，必须进行评估作价，核实财产，并折合为股份。不得高估或者低估作价。土地使用权的评估作价，依照法律、行政法规的规定办理。

发起人以工业产权、非专利技术作价出资的金额不得超过股份有限公司注册资本的百分之二十。

第八十一条：国有企业改建为股份有限公司时，严禁将国有资产低价折股、低价出售或者无偿分给个人。

第八十二条：以发起设立方式设立股份有限公司的，发起人以书面认足公司章程规定发行的股份后，应即缴纳全部股款；以实物、工业产权、非专利技术或者土地使用权抵作股款的，应当依法办理其财产权的转移手续。

发起人交付全部出资后，应当选举董事会和监事会，由董事会向公司登记机关报送设立公司的批准文件、公司章程、验资证明等文件，申请设立登记。

第八十三条：以募集设立方式设立股份有限公司的，发起人认购的股份不得少于公司股份总数的百分之三十五，其余股份应当向社会公开募集。

第八十四条：发起人向社会公开募集股份时，必须向国务院证券管理部门递交募股申请，并报送下列主要文件：

（一）批准设立公司的文件；

（二）公司章程；

（三）经营估算书；

（四）发起人姓名或者名称，发起人认购的股份数、出资种类及验资证明；

（五）招股说明书；

（六）代收股款银行的名称及地址；

（七）承销机构名称及有关的协议。

未经国务院证券管理部门批准，发起人不得向社会公开募集股份。

第八十五条：经国务院证券管理部门批准，股份有限公司可以向境外公开募集股份，具体办法由国务院作出特别规定。

第八十六条：国务院证券管理部门对符合本法规定条件的募股申请，予以批准；对不符合本法规定的募股申请，不予批准。

对已作出的批准如发现不符合本法规定的，应予撤销。尚未募集股份的，停止募集；已经募集的，认股人可以按照所缴股款并加算银行同期存款利息，要求发起人返还。

第八十七条：招股说明书应当附有发起人制订的公司章程，并载明下列事项：

（一）发起人认购的股份数；

（二）每股的票面金额和发行价格；

（三）无记名股票的发行总数；

（四）认股人的权利、义务；

（五）本次募股的起止期限及逾期未募足时认股人可撤回所认股份的说明。

第八十八条：发起人向社会公开募集股份，必须公告招股说明书，并制作认股书。认股书应当载明前条所列事项，由认股人填写所认股数、金额、住所，并签名、盖章。认股人按照所认股数缴纳股款。

第八十九条：发起人向社会公开募集股份，应当由依法设立的证券经营机构承销，签订承销协议。

第九十条：发起人向社会公开募集股份，应当同银行签订代收股款协议。

代收股款的银行应当按照协议代收和保存股款，向缴纳股款的认股人出具收款单据，并负有向有关部门出具收款证明的义务。

第九十一条：发行股份的股款缴足后，必须经法定的验资机构验资并出具证

明。发起人应当在三十日内主持召开公司创立大会。创立大会由认股人组成。

发行的股份超过招股说明书规定的截止期限尚未募足的，或者发行股份的股款缴足后，发起人在三十日内未召开创立大会的，认股人可以按照所缴股款并加算银行同期存款利息，要求发起人返还。

第九十二条：发起人应当在创立大会召开十五日前将会议日期通知各认股人或者予以公告。创立大会应有代表股份总数二分之一以上的认股人出席，方可举行。

创立大会行使下列职权：

（一）审议发起人关于公司筹办情况的报告；

（二）通过公司章程；

（三）选举董事会成员；

（四）选举监事会成员；

（五）对公司的设立费用进行审核；

（六）对发起人用于抵作股款的财产的作价进行审核；

（七）发生不可抗力或者经营条件发生重大变化直接影响公司设立的，可以作出不设立公司的决议。

创立大会对前款所列事项作出决议，必须经出席会议的认股人所持表决权的半数以上通过。

第九十三条：发起人、认股人缴纳股款或者交付抵作股款的出资后，除未按期募足股份、发起人未按期召开创立大会或者创立大会决议不设立公司的情形外，不得抽回其股本。

第九十四条：董事会应于创立大会结束后三十日内，向公司登记机关报送下列文件，申请设立登记：

（一）有关主管部门的批准文件；

（二）创立大会的会议记录；

（三）公司章程；

（四）筹办公司的财务审计报告；

（五）验资证明；

（六）董事会、监事会成员姓名及住所；

（七）法定代表人的姓名、住所。

第九十五条：公司登记机关自接到股份有限公司设立登记申请之日起三十日内作出是否予以登记的决定。对符合本法规定条件的，予以登记，发给公司营业执照；对不符合本法规定条件的，不予登记。

公司营业执照签发日期，为公司成立日期。公司成立后，应当进行公告。

股份有限公司经登记成立后，采取募集设立方式的，应当将募集股份情况报国务院证券管理部门备案。

第九十六条：设立股份有限公司的同时设立分公司的，应当就所设分公司向公司登记机关申请登记，领取营业执照。

股份有限公司成立后设立分公司，应当由公司法定代表人向公司登记机关申请登记，领取营业执照。

第九十七条：股份有限公司的发起人应当承担下列责任：

（一）公司不能成立时，对设立行为所产生的债务和费用负连带责任；

（二）公司不能成立时，对认股人已缴纳的股款，负返还股款并加算银行同期存款利息的连带责任；

（三）在公司设立过程中，由于发起人的过失致使公司利益受到损害的，应当对公司承担赔偿责任。

第九十八条：有限责任公司变更为股份有限公司，应当符合本法规定的股份有限公司的条件，并依照本法有关设立股份有限公司的程序办理。

第九十九条：有限责任公司依法经批准变更为股份有限公司时，折合的股份总额应当相等于公司净资产额。有限责任公司依法经批准变更为股份有限公司，为增加资本向社会公开募集股份时，应当依照本法有关向社会公开募集股份的规定办理。

第一百条：有限责任公司依法变更为股份有限公司的，原有限责任公司的债权、债务由变更后的股份有限公司承继。

第一百零一条：股份有限公司应当将公司章程、股东名册、股东大会会议记录、财务会计报告置备于本公司。

第二节：股东大会

第一百零二条：股份有限公司由股东组成股东大会。股东大会是公司的权力机构，依照本法行使职权。

第一百零三条：股东大会行使下列职权：

（一）决定公司的经营方针和投资计划；

（二）选举和更换董事，决定有关董事的报酬事项；

（三）选举和更换由股东代表出任的监事，决定有关监事的报酬事项；

（四）审议批准董事会的报告；

（五）审议批准监事会的报告；

（六）审议批准公司的年度财务预算方案、决算方案；

（七）审议批准公司的利润分配方案和弥补亏损方案；

（八）对公司增加或者减少注册资本作出决议；

（九）对发行公司债券作出决议；

（十）对公司合并、分立、解散和清算等事项作出决议；

（十一）修改公司章程。

第一百零四条：股东大会应当每年召开一次年会。有下列情形之一的，应当在二个月内召开临时股东大会：

（一）董事人数不足本法规定的人数或者公司章程所定人数的三分之二时；

（二）公司未弥补的亏损达股本总额三分之一时；

（三）持有公司股份百分之十以上的股东请求时；

（四）董事会认为必要时；

（五）监事会提议召开时。

第一百零五条：股东大会会议由董事会依照本法规定负责召集，由董事长主持。董事长因特殊原因不能履行职务时，由董事长指定的副董事长或者其他董事主持。召开股东大会，应当将会议审议的事项于会议召开三十日以前通知各股东。临时股东大会不得对通知中未列明的事项作出决议。

发行无记名股票的，应当于会议召开四十五日以前就前款事项作出公告。

无记名股票持有人出席股东大会的，应当于会议召开五日以前至股东大会闭会时止将股票交存于公司。

第一百零六条：股东出席股东大会，所持每一股份有一表决权。

股东大会作出决议，必须经出席会议的股东所持表决权的半数以上通过。股东大会对公司合并、分立或者解散公司作出决议，必须经出席会议的股东所持表决权的三分之二以上通过。

第一百零七条：修改公司章程必须经出席股东大会的股东所持表决权的三分之二以上通过。

第一百零八条：股东可以委托代理人出席股东大会，代理人应当向公司提交股东授权委托书，并在授权范围内行使表决权。

第一百零九条：股东大会应当对所议事项的决定作成会议记录，由出席会议的董事签名。会议记录应当与出席股东的签名册及代理出席的委托书一并保存。

第一百一十条：股东有权查阅公司章程、股东大会会议记录和财务会计报告，对公司的经营提出建议或者质询。

第一百一十一条：股东大会、董事会的决议违反法律、行政法规，侵犯股东合法权益的，股东有权向人民法院提起要求停止该违法行为和侵害行为的诉讼。

第三节：董事会、经理

第一百一十二条：股份有限公司设董事会，其成员为五人至十九人。

董事会对股东大会负责，行使下列职权：

（一）负责召集股东大会，并向股东大会报告工作；

（二）执行股东大会的决议；

（三）决定公司的经营计划和投资方案；

（四）制订公司的年度财务预算方案、决算方案；

（五）制订公司的利润分配方案和弥补亏损方案；

（六）制订公司增加或者减少注册资本的方案以及发行公司债券的方案；

（七）拟订公司合并、分立、解散的方案；

（八）决定公司内部管理机构的设置；

（九）聘任或者解聘公司经理，根据经理的提名，聘任或者解聘公司副经理、财务负责人，决定其报酬事项；

（十）制定公司的基本管理制度。

第一百一十三条：董事会设董事长一人，可以设副董事长一至二人。董事长和副董事长由董事会以全体董事的过半数选举产生。

董事长为公司的法定代表人。

第一百一十四条：董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）检查董事会决议的实施情况；

（三）签署公司股票、公司债券。

副董事长协助董事长工作，董事长不能履行职权时，由董事长指定的副董事长代行其职权。

第一百一十五条：董事任期由公司章程规定，但每届任期不得超过三年。董事任期届满，连选可以连任。

董事在任期届满前，股东大会不得无故解除其职务。

第一百一十六条：董事会每年度至少召开二次会议，每次会议应当于会议召开十日以前通知全体董事。

董事会召开临时会议，可以另定召集董事会的通知方式和通知时限。

第一百一十七条：董事会会议应由二分之一以上的董事出席方可举行。董事会作出决议，必须经全体董事的过半数通过。

第一百一十八条：董事会会议，应由董事本人出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应载明授权范围。

董事会应当对会议所议事项的决定作成会议记录，出席会议的董事和记录员在会议记录上签名。

董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者公司章程，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任。但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第一百一十九条：股份有限公司设经理，由董事会聘任或者解聘。经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，组织实施董事会决议；

（二）组织实施公司年度经营计划和投资方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制定公司的具体规章；

（六）提请聘任或者解聘公司副经理、财务负责人；

（七）聘任或者解聘除应由董事会聘任或者解聘以外的负责管理人员；

（八）公司章程和董事会授予的其他职权。

经理列席董事会会议。

第一百二十条：公司根据需要，可以由董事会授权董事长在董事会闭会期间，行使董事会的部分职权。

公司董事会可以决定，由董事会成员兼任经理。

第一百二十一条：公司研究决定有关职工工资、福利、安全生产以及劳动保护、劳动保险等涉及职工切身利益的问题，应当事先听取公司工会和职工的意见，并邀请工会或者职工代表列席有关会议。

第一百二十二条：公司研究决定生产经营的重大问题、制定重要的规章制度时，应当听取公司工会和职工的意见和建议。

第一百二十三条：董事、经理应当遵守公司章程，忠实履行职务，维护公司利益，不得利用在公司的地位和职权为自己谋取私利。

本法第五十七条至第六十三条有关不得担任董事、经理的规定以及董事、经理义务、责任的规定，适用于股份有限公司的董事、经理。

第四节：监事会

第一百二十四条：股份有限公司设监事会，其成员不得少于三人。监事会应在其组成人员中推选一名召集人。

监事会由股东代表和适当比例的公司职工代表组成，具体比例由公司章程规定。监事会中的职工代表由公司职工民主选举产生。

董事、经理及财务负责人不得兼任监事。

第一百二十五条：监事的任期每届为三年。监事任期届满，连选可以连任。

第一百二十六条：监事会行使下列职权：

（一）检查公司的财务；

（二）对董事、经理执行公司职务时违反法律、法规或者公司章程的行为进行监督；

（三）当董事和经理的行为损害公司的利益时，要求董事和经理予以纠正；

（四）提议召开临时股东大会；

（五）公司章程规定的其他职权。

监事列席董事会会议。

第一百二十七条：监事会的议事方式和表决程序由公司章程规定。

第一百二十八条：监事应当依照法律、行政法规、公司章程，忠实履行监督职责。

本法第五十七条至第五十九条、第六十二条至第六十三条有关不得担任监事的规定以及监事义务、责任的规定，适用于股份有限公司的监事。

第四章：股份有限公司的股份发行和转让

第一节：股份发行

第一百二十九条：股份有限公司的资本划分为股份，每一股的金额相等。

公司的股份采取股票的形式。股票是公司签发的证明股东所持股份的凭证。

第一百三十条：股份的发行，实行公开、公平、公正的原则，必须同股同权，同股同利。

同次发行的股票，每股的发行条件和价格应当相同。任何单位或者个人所认购的股份，每股应当支付相同价额。

第一百三十一条：股票发行价格可以按票面金额，也可以超过票面金额，但不得低于票面金额。

以超过票面金额为股票发行价格的，须经国务院证券管理部门批准。

以超过票面金额发行股票所得溢价款列入公司资本公积金。

股票溢价发行的具体管理办法由国务院另行规定。

第一百三十二条：股票采用纸面形式或者国务院证券管理部门规定的其他形式。

股票应当载明下列主要事项：

（一）公司名称；

（二）公司登记成立的日期；

（三）股票种类、票面金额及代表的股份数；

（四）股票的编号。

股票由董事长签名，公司盖章。

发起人的股票，应当标明发起人股票字样。

第一百三十三条：公司向发起人、国家授权投资的机构、法人发行的股票，应当为记名股票，并应当记载该发起人、机构或者法人的名称，不得另立户名或者以代表人姓名记名。

对社会公众发行的股票，可以为记名股票，也可以为无记名股票。

第一百三十四条：公司发行记名股票的，应当置备股东名册，记载下列事项：

（一）股东的姓名或者名称及住所；

（二）各股东所持股份数；

（三）各股东所持股票的编号；

（四）各股东取得其股份的日期。

发行无记名股票的，公司应当记载其股票数量、编号及发行日期。

第一百三十五条：国务院可以对公司发行本法规定的股票以外的其他种类的股票，另行作出规定。

第一百三十六条：股份有限公司登记成立后，即向股东正式交付股票。公司登记成立前不得向股东交付股票。

第一百三十七条：公司发行新股，必须具备下列条件：

（一）前一次发行的股份已募足，并间隔一年以上；

（二）公司在最近三年内连续盈利，并可向股东支付股利；

（三）公司在最近三年内财务会计文件无虚假记载；

（四）公司预期利润率可达同期银行存款利率。

公司以当年利润分派新股，不受前款第（二）项限制。

第一百三十八条：公司发行新股，股东大会应当对下列事项作出决议：

（一）新股种类及数额；

（二）新股发行价格；

（三）新股发行的起止日期；

（四）向原有股东发行新股的种类及数额。

第一百三十九条：股东大会作出发行新股的决议后，董事会必须向国务院授权的部门或者省级人民政府申请批准。属于向社会公开募集的，须经国务院证券管理部门批准。

第一百四十条：公司经批准向社会公开发行新股时，必须公告新股招股说明书和财务会计报表及附属明细表，并制作认股书。

公司向社会公开发行新股，应当由依法设立的证券经营机构承销，签订承销协议。

第一百四十一条：公司发行新股，可根据公司连续盈利情况和财产增值情况，确定其作价方案。

第一百四十二条：公司发行新股募足股款后，必须向公司登记机关办理变更登记，并公告。

第二节：股份转让

第一百四十三条：股东持有的股份可以依法转让。

第一百四十四条：股东转让其股份，必须在依法设立的证券交易场所进行。

第一百四十五条：记名股票，由股东以背书方式或者法律、行政法规规定的其他方式转让。

记名股票的转让，由公司将受让人的姓名或者名称及住所记载于股东名册。

股东大会召开前三十日内或者公司决定分配股利的基准日前五日内，不得进行前款规定的股东名册的变更登记。

第一百四十六条：无记名股票的转让，由股东在依法设立的证券交易场所将该股票交付给受让人后即发生转让的效力。

第一百四十七条：发起人持有的本公司股份，自公司成立之日起三年内不得转让。

公司董事、监事、经理应当向公司申报所持有的本公司的股份，并在任职期间内不得转让。

第一百四十八条：国家授权投资的机构可以依法转让其持有的股份，也可以购买其他股东持有的股份。转让或者购买股份的审批权限、管理办法，由法律、行政法规另行规定。

第一百四十九条：公司不得收购本公司的股票，但为减少公司资本而注销股份或者与持有本公司股票的其他公司合并时除外。

公司依照前款规定收购本公司的股票后，必须在十日内注销该部分股份，依照法律、行政法规办理变更登记，并公告。

公司不得接受本公司的股票作为抵押权的标的。

第一百五十条：记名股票被盗、遗失或者灭失，股东可以依照民事诉讼法规定的公示催告程序，请求人民法院宣告该股票失效。

依照公示催告程序，人民法院宣告该股票失效后，股东可以向公司申请补发股票。

第三节：上市公司

第一百五十一条：本法所称上市公司是指所发行的股票经国务院或者国务院授权证券管理部门批准在证券交易所上市交易的股份有限公司。

第一百五十二条：股份有限公司申请其股票上市必须符合下列条件：

（一）股票经国务院证券管理部门批准已向社会公开发行；

（二）公司股本总额不少于人民币五千万元；

（三）开业时间在三年以上，最近三年连续盈利；原国有企业依法改建而设立的，或者本法实施后新组建成立，其主要发起人为国有大中型企业的，可连续计算；

（四）持有股票面值达人民币一千元以上的股东人数不少于一千人，向社会公开发行的股份达公司股份总数的百分之二十五以上；公司股本总额超过人民币四亿元的，其向社会公开发行股份的比例为百分之十五以上；

（五）公司在最近三年内无重大违法行为，财务会计报告无虚假记载；

（六）国务院规定的其他条件。

第一百五十三条：股份有限公司申请其股票上市交易，应当报经国务院或者

国务院授权证券管理部门批准，依照有关法律、行政法规的规定报送有关文件。

国务院或者国务院授权证券管理部门对符合本法规定条件的股票上市交易申
请，予以批准；对不符合本法规定条件的，不予批准。

股票上市交易申请经批准后，被批准的上市公司必须公告其股票上市报告，并将其申请文件存放在指定的地点供公众查阅。

第一百五十四条：经批准的上市公司的股份，依照有关法律、行政法规上市交易。

第一百五十五条：经国务院证券管理部门批准，公司股票可以到境外上市，具体办法由国务院作出特别规定。

第一百五十六条：上市公司必须按照法律、行政法规的规定，定期公开其财务状况和经营情况，在每会计年度内半年公布一次财务会计报告。

第一百五十七条：上市公司有下列情形之一的，由国务院证券管理部门决定暂停其股票上市：

（一）公司股本总额、股权分布等发生变化不再具备上市条件；

（二）公司不按规定公开其财务状况，或者对财务会计报告作虚假记载；

（三）公司有重大违法行为；

（四）公司最近三年连续亏损。

第一百五十八条：上市公司有前条第（二）项、第（三）项所列情形之一经查实后果严重的，或者有前条第（一）项、第（四）项所列情形之一，在限期内未能消除，不具备上市条件的，由国务院证券管理部门决定终止其股票上市。

公司决议解散、被行政主管部门依法责令关闭或者被宣告破产的，由国务院证券管理部门决定终止其股票上市。

第五章：公司债券

第一百五十九条：股份有限公司、国有独资公司和两个以上的国有企业或者其他两个以上的国有投资主体投资设立的有限责任公司，为筹集生产经营资金，可以依照本法发行公司债券。

第一百六十条：本法所称公司债券是指公司依照法定程序发行的、约定在一定期限还本付息的有价证券。

第一百六十一条：发行公司债券，必须符合下列条件：

（一）股份有限公司的净资产额不低于人民币三千万元，有限责任公司的净资产额不低于人民币六千万元；

（二）累计债券总额不超过公司净资产额的百分之四十；

（三）最近三年平均可分配利润足以支付公司债券一年的利息；

（四）筹集的资金投向符合国家产业政策；

（五）债券的利率不得超过国务院限定的利率水平；

（六）国务院规定的其他条件。

发行公司债券筹集的资金，必须用于审批机关批准的用途，不得用于弥补亏损和非生产性支出。

第一百六十二条：凡有下列情形之一的，不得再次发行公司债券：

（一）前一次发行的公司债券尚未募足的；

（二）对已发行的公司债券或者其债务有违约或者延迟支付本息的事实，且仍处于继续状态的。

第一百六十三条：股份有限公司、有限责任公司发行公司债券，由董事会制订方案，股东会作出决议。

国有独资公司发行公司债券，应由国家授权投资的机构或者国家授权的部门作出决定。

依照前二款规定作出决议或者决定后，公司应当向国务院证券管理部门报请批准。

第一百六十四条：公司债券的发行规模由国务院确定。国务院证券管理部门审批公司债券的发行，不得超过国务院确定的规模。

国务院证券管理部门对符合本法规定的发行公司债券的申请，予以批准；对不符合本法规定的申请，不予批准。

对已作出的批准如发现不符合本法规定的，应予撤销。尚未发行公司债券的，停止发行；已经发行公司债券的，发行的公司应当向认购人退还所缴款项并加算银行同期存款利息。

第一百六十五条：：公司向国务院证券管理部门申请批准发行公司债券，应当提交下列文件：

（一）公司登记证明；

（二）公司章程；

（三）公司债券募集办法；

（四）资产评估报告和验资报告。

第一百六十六条：发行公司债券的申请经批准后，应当公告公司债券募集办法。

公司债券募集办法中应当载明下列主要事项：

（一）公司名称；

（二）债券总额和债券的票面金额；

（三）债券的利率；

（四）还本付息的期限和方式；

（五）债券发行的起止日期；

（六）公司净资产额；

（七）已发行的尚未到期的公司债券总额；

（八）公司债券的承销机构。

第一百六十七条：公司发行公司债券，必须在债券上载明公司名称、债券票面金额、利率、偿还期限等事项，并由董事长签名，公司盖章。

第一百六十八条：公司债券可分为记名债券和无记名债券。

第一百六十九条：公司发行公司债券应当置备公司债券存根簿。

发行记名公司债券的，应当在公司债券存根簿上载明下列事项：

（一）债券持有人的姓名或者名称及住所；

（二）债券持有人取得债券的日期及债券的编号；

（三）债券总额，债券的票面金额，债券的利率，债券的还本付息的期限和方式；

（四）债券的发行日期。

发行无记名公司债券的，应当在公司债券存根簿上载明债券总额、利率、偿还期限和方式、发行日期及债券的编号。

第一百七十条：公司债券可以转让。转让公司债券应当在依法设立的证券交易场所进行。

公司债券的转让价格由转让人与受让人约定。

第一百七十一条：记名债券，由债券持有人以背书方式或者法律、行政法规规定的其他方式转让。

记名债券的转让，由公司将受让人的姓名或者名称及住所记载于公司债券存根簿。

无记名债券，由债券持有人在依法设立的证券交易场所将该债券交付给受让人后即发生转让的效力。

第一百七十二条：上市公司经股东大会决议可以发行可转换为股票的公司债券，并在公司债券募集办法中规定具体的转换办法。

发行可转换为股票的公司债券，应当报请国务院证券管理部门批准。公司债券可转换为股票的，除具备发行公司债券的条件外，还应当符合股票发行的条件。

发行可转换为股票的公司债券，应当在债券上标明可转换公司债券字样，并在公司债券存根簿上载明可转换公司债券的数额。

第一百七十三条：发行可转换为股票的公司债券的，公司应当按照其转换办法向债券持有人换发股票，但债券持有人对转换股票或者不转换股票有选择权。

第六章：公司财务、会计

第一百七十四条：公司应当依照法律、行政法规和国务院财政主管部门的规定建立本公司的财务、会计制度。

第一百七十五条：公司应当在每一会计年度终了时制作财务会计报告，并依法经审查验证。

财务会计报告应当包括下列财务会计报表及附属明细表：

（一）资产负债表；

（二）损益表；

（三）财务状况变动表；

（四）财务情况说明书；

（五）利润分配表。

第一百七十六条：有限责任公司应当按照公司章程规定的期限将财务会计报告送交各股东。

股份有限公司的财务会计报告应当在召开股东大会年会的二十日以前置备于本公司，供股东查阅。

以募集设立方式成立的股份有限公司必须公告其财务会计报告。

第一百七十七条：公司分配当年税后利润时，应当提取利润的百分之十列入公司法定公积金，并提取利润的百分之五至百分之十列入公司法定公益金。公司法定公积金累计额为公司注册资本的百分之五十以上的，可不再提取。

公司的法定公积金不足以弥补上一年度公司亏损的，在依照前款规定提取法定公积金和法定公益金之前，应当先用当年利润弥补亏损。

公司在从税后利润中提取法定公积金后，经股东会决议，可以提取任意公积金。

公司弥补亏损和提取公积金、法定公益金后所余利润，有限责任公司按照股东的出资比例分配，股份有限公司按照股东持有的股份比例分配。

股东会或者董事会违反前款规定，在公司弥补亏损和提取法定公积金、法定公益金之前向股东分配利润的，必须将违反规定分配的利润退还公司。

第一百七十八条：股份有限公司依照本法规定，以超过股票票面金额的发行价格发行股份所得的溢价款以及国务院财政主管部门规定列入资本公积金的其他收入，应当列为公司资本公积金。

第一百七十九条：公司的公积金用于弥补公司的亏损，扩大公司生产经营或者转为增加公司资本。

股份有限公司经股东大会决议将公积金转为资本时，按股东原有股份比例派送新股或者增加每股面值。但法定公积金转为资本时，所留存的该项公积金不得少于注册资本的百分之二十五。

第一百八十条：公司提取的法定公益金用于本公司职工的集体福利。

第一百八十一条：公司除法定的会计帐册外，不得另立会计帐册。

对公司资产，不得以任何个人名义开立帐户存储。

第七章：公司合并、分立

第一百八十二条：公司合并或者分立，应当由公司的股东会作出决议。

第一百八十三条：股份有限公司合并或者分立，必须经国务院授权的部门或者省级人民政府批准。

第一百八十四条：公司合并可以采取吸收合并和新设合并两种形式。

一个公司吸收其他公司为吸收合并，被吸收的公司解散。二个以上公司合并设立一个新的公司为新设合并，合并各方解散。

公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起九十日内，有权要求公司清偿债务或者提供相应的担保。不清偿债务或者不提供相应的担保的，公司不得合并。

公司合并时，合并各方的债权、债务，应当由合并后存续的公司或者新设的公司承继。

第一百八十五条：公司分立，其财产作相应的分割。

公司分立时，应当编制资产负债表及财产清单。公司应当自作出分立决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起九十日内，有权要求公司清偿债务或者提供相应的担保。不清偿债务或者不提供相应的担保的，公司不得分立。

公司分立前的债务按所达成的协议由分立后的公司承担。

第一百八十六条：公司需要减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起九十日内，有权要求公司清偿债务或者提供相应的担保。

公司减少资本后的注册资本不得低于法定的最低限额。

第一百八十七条：有限责任公司增加注册资本时，股东认缴新增资本的出资，

按照本法设立有限责任公司缴纳出资的有关规定执行。

股份有限公司为增加注册资本发行新股时，股东认购新股应当按照本法设立股份有限公司缴纳股款的有关规定执行。

第一百八十八条：公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，应当依法办理公司注销登记；设立新公司的，应当依法办理公司设立登记。

公司增加或者减少注册资本，应当依法向公司登记机关办理变更登记。

第八章：公司破产、解散和清算

第一百八十九条：公司因不能清偿到期债务，被依法宣告破产的，由人民法院依照有关法律的规定，组织股东、有关机关及有关专业人员成立清算组，对公司进行破产清算。

第一百九十条：公司有下列情形之一的，可以解散：

（一）公司章程规定的营业期限届满或者公司章程规定的其他解散事由出现时；

（二）股东会决议解散；

（三）因公司合并或者分立需要解散的。

第一百九十一条：公司依照前条第（一）项、第（二）项规定解散的，应当在十五日内成立清算组，有限责任公司的清算组由股东组成，股份有限公司的清算组由股东大会确定其人选；逾期不成立清算组进行清算的，债权人可以申请人民法院指定有关人员组成清算组，进行清算。人民法院应当受理该申请，并及时指定清算组成员，进行清算。

第一百九十二条：公司违反法律、行政法规被依法责令关闭的，应当解散，由有关主管机关组织股东、有关机关及有关专业人员成立清算组，进行清算。

第一百九十三条：清算组在清算期间行使下列职权：

（一）清理公司财产，分别编制资产负债表和财产清单；

（二）通知或者公告债权人；

（三）处理与清算有关的公司未了结的业务；

（四）清缴所欠税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第一百九十四条：清算组应当自成立之日起十日内通知债权人，并于六十日内在报纸上至少公告三次。债权人应当自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起九十日内，向清算组申报其债权。

债权人申报其债权，应当说明债权的有关事项，并提供证明材料。清算组应当对债权进行登记。

第一百九十五条：清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东会或者有关主管机关确认。

公司财产能够清偿公司债务的，分别支付清算费用、职工工资和劳动保险费用，缴纳所欠税款，清偿公司债务。

公司财产按前款规定清偿后的剩余财产，有限责任公司按照股东的出资比例分配，股份有限公司按照股东持有的股份比例分配。

清算期间，公司不得开展新的经营活动。公司财产在未按第二款的规定清偿前，不得分配给股东。

第一百九十六条：因公司解散而清算，清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当立即向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百九十七条：公司清算结束后，清算组应当制作清算报告，报股东会或者有关主管机关确认，并报送公司登记机关，申请注销公司登记，公告公司终止。不申请注销公司登记的，由公司登记机关吊销其公司营业执照，并予以公告。

第一百九十八条：清算组成员应当忠于职守，依法履行清算义务。

清算组成员不得利用职权收受贿赂或者其他非法收入，不得侵占公司财产。

清算组成员因故意或者重大过失给公司或者债权人造成损失的，应当承担赔偿责任。

第九章：外国公司的分支机构

第一百九十九条：外国公司依照本法规定可以在中国境内设立分支机构，从事生产经营活动。

本法所称外国公司是指依照外国法律在中国境外登记成立的公司。

第二百条：外国公司在中国境内设立分支机构，必须向中国主管机关提出申请，并提交其公司章程、所属国的公司登记证书等有关文件，经批准后，向公司登记机关依法办理登记，领取营业执照。

外国公司分支机构的审批办法由国务院另行规定。

第二百零一条：外国公司在中国境内设立分支机构，必须在中国境内指定负责该分支机构的代表人或者代理人，并向该分支机构拨付与其所从事的经营活动相适应的资金。

对外国公司分支机构的经营资金需要规定最低限额的，由国务院另行规定。

第二百零二条：外国公司的分支机构应当在其名称中标明该外国公司的国籍及责任形式。

外国公司的分支机构应当在本机构中置备该外国公司章程。

第二百零三条：外国公司属于外国法人，其在中国境内设立的分支机构不具有中国法人资格。

外国公司对其分支机构在中国境内进行经营活动承担民事责任。

第二百零四条：经批准设立的外国公司分支机构，在中国境内从事业务活动，必须遵守中国的法律，不得损害中国的社会公共利益，其合法权益受中国法律保护。

第二百零五条：外国公司撤销其在中国境内的分支机构时，必须依法清偿债务，按照本法有关公司清算程序的规定进行清算。未清偿债务之前，不得将其分支机构的财产移至中国境外。

第十章：法律责任

第二百零六条：违反本法规定，办理公司登记时虚报注册资本、提交虚假证

明文件或者采取其他欺诈手段隐瞒重要事实取得公司登记的，责令改正，对虚报注册资本的公司，处以虚报注册资本金额百分之五以上百分之十以下的罚款；对提交虚假证明文件或者采取其他欺诈手段隐瞒重要事实的公司，处以一万元以上十万元以下的罚款；情节严重的，撤销公司登记。构成犯罪的，依法追究刑事责任。

第二百零七条：制作虚假的招股说明书、认股书、公司债券募集办法发行股票或者公司债券的，责令停止发行，退还所募资金及其利息，处以非法募集资金金额百分之一以上百分之五以下的罚款。构成犯罪的，依法追究刑事责任。

第二百零八条：公司的发起人、股东未交付货币、实物或者未转移财产权，虚假出资，欺骗债权人和社会公众的，责令改正，处以虚假出资金额百分之五以上百分之十以下的罚款。构成犯罪的，依法追究刑事责任。

第二百零九条：公司的发起人、股东在公司成立后，抽逃其出资的，责令改正，处以所抽逃出资金额百分之五以上百分之十以下的罚款。构成犯罪的，依法追究刑事责任。

第二百一十条：未经本法规定的有关主管部门的批准，擅自发行股票或者公司债券的，责令停止发行，退还所募资金及其利息，处以非法所募资金金额百分之一以上百分之五以下的罚款。构成犯罪的，依法追究刑事责任。

第二百一十一条：公司违反本法规定，在法定的会计帐册以外另立会计帐册的，责令改正，处以一万元以上十万元以下的罚款。构成犯罪的，依法追究刑事责任。

将公司资产以任何个人名义开立帐户存储的，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。构成犯罪的，依法追究刑事责任。

第二百一十二条：公司向股东和社会公众提供虚假的或者隐瞒重要事实的财务会计报告的，对直接负责的主管人员和其他直接责任人员处以一万元以上十万元以下的罚款。构成犯罪的，依法追究刑事责任。

第二百一十三条：违反本法规定，将国有资产低价折股、低价出售或者无偿分给个人的，对直接负责的主管人员和其他直接责任人员依法给予行政处分。构成犯罪的，依法追究刑事责任。

第二百一十四条：董事、监事、经理利用职权收受贿赂、其他非法收入或者

侵占公司财产的，没收违法所得，责令退还公司财产，由公司给予处分。构成犯罪的，依法追究刑事责任。

董事、经理挪用公司资金或者将公司资金借贷给他人的，责令退还公司的资金，由公司给予处分，将其所得收入归公司所有。构成犯罪的，依法追究刑事责任。

董事、经理违反本法规定，以公司资产为本公司的股东或者其他个人债务提供担保的，责令取消担保，并依法承担赔偿责任，将违法提供担保取得的收入归公司所有。情节严重的，由公司给予处分。

第二百一十五条：董事、经理违反本法规定自营或者为他人经营与其所任职公司同类的营业的，除将其所得收入归公司所有外，并可由公司给予处分。

第二百一十六条：公司不按照本法规定提取法定公积金、法定公益金的，责令如数补足应当提取的金额，并可对公司处以一万元以上十万元以下的罚款。

第二百一十七条：公司在合并、分立、减少注册资本或者进行清算时，不按照本法规定通知或者公告债权人的，责令改正，对公司处以一万元以上十万元以下的罚款。

公司在进行清算时，隐匿财产，对资产负债表或者财产清单作虚伪记载或者未清偿债务前分配公司财产的，责令改正，对公司处以隐匿财产或者未清偿债务前分配公司财产金额百分之一以上百分之五以下的罚款。对直接负责的主管人员和其他直接责任人员处以一万元以上十万元以下的罚款。构成犯罪的，依法追究刑事责任。

第二百一十八条：清算组不按照本法规定向公司登记机关报送清算报告，或者报送清算报告隐瞒重要事实或者有重大遗漏的，责令改正。

清算组成员利用职权徇私舞弊、谋取非法收入或者侵占公司财产的，责令退还公司财产，没收违法所得，并可处以违法所得一倍以上五倍以下的罚款。构成犯罪的，依法追究刑事责任。

第二百一十九条：承担资产评估、验资或者验证的机构提供虚假证明文件的，没收违法所得，处以违法所得一倍以上五倍以下的罚款，并可由有关主管部门依法责令该机构停业，吊销直接责任人员的资格证书。构成犯罪的，依法追究刑事责任。

承担资产评估、验资或者验证的机构因过失提供有重大遗漏的报告的，责令改正，情节较重的，处以所得收入一倍以上三倍以下的罚款，并可由有关主管部门依法责令该机构停业，吊销直接责任人员的资格证书。

第二百二十条：国务院授权的有关主管部门，对不符合本法规定条件的设立公司的申请予以批准，或者对不符合本法规定条件的股份发行的申请予以批准，情节严重的，对直接负责的主管人员和其他直接责任人员，依法给予行政处分。构成犯罪的，依法追究刑事责任。

第二百二十一条：国务院证券管理部门对不符合本法规定条件的募集股份、股票上市和债券发行的申请予以批准，情节严重的，对直接负责的主管人员和其他直接责任人员，依法给予行政处分。构成犯罪的，依法追究刑事责任。

第二百二十二条：公司登记机关对不符合本法规定条件的登记申请予以登记，情节严重的，对直接负责的主管人员和其他直接责任人员，依法给予行政处分。构成犯罪的，依法追究刑事责任。

第二百二十三条：公司登记机关的上级部门强令公司登记机关对不符合本法规定条件的登记申请予以登记的，或者对违法登记进行包庇的，对直接负责的主管人员和其他直接责任人员依法给予行政处分。构成犯罪的，依法追究刑事责任。

第二百二十四条：未依法登记为有限责任公司或者股份有限公司，而冒用有限责任公司或者股份有限公司名义的，责令改正或者予以取缔，并可处以一万元以上十万元以下的罚款。构成犯罪的，依法追究刑事责任。

第二百二十五条：公司成立后无正当理由超过六个月未开业的，或者开业后自行停业连续六个月以上的，由公司登记机关吊销其公司营业执照。

公司登记事项发生变更时，未按照本法规定办理有关变更登记的，责令限期登记，逾期不登记的，处以一万元以上十万元以下的罚款。

第二百二十六条：外国公司违反本法规定，擅自在中国境内设立分支机构的，责令改正或者关闭，并可处以一万元以上十万元以下的罚款。

第二百二十七条：依照本法履行审批职责的有关主管部门，对符合法定条件的申请，不予批准的，或者公司登记机关对符合法定条件的申请，不予登记的，当事人可以依法申请复议或者提起行政诉讼。

第二百二十八条：公司违反本法规定，应当承担民事赔偿责任和缴纳罚款、

罚金的，其财产不足以支付时，先承担民事赔偿责任。

第十一章：附则

第二百二十九条：本法施行前依照法律、行政法规、地方性法规和国务院有关主管部门制定的《有限责任公司规范意见》、《股份有限公司规范意见》登记成立的公司，继续保留，其中不完全具备本法规定的条件的，应当在规定的限期内达到本法规定的条件。具体实施办法，由国务院另行规定。

属于高新技术的股份有限公司，发起人以工业产权和非专利技术作价出资的金额占公司注册资本的比例，公司发行新股、申请股票上市的条件，由国务院另行规定。

第二百三十条：本法自 1994 年 7 月 1 日起施行。

THE COMPANY LAW

OF THE PEOPLE'S REPUBLIC OF CHINA

(Amended on December 25, 1999)

(Adopted at the 5th Session of the Standing Committee of the 8th National People's Congress on December 29, 1993, and Amended on December 25, 1999 at the 13th Session of the Standing Committee of the National People's Congress according to the *Decision on Amendment to The Company Law of the People's Republic of China*)

TABLE OF CONTENTS

Chapter One: General Provisions

Article 1. This Law is enacted in accordance with the Constitution, in order to meet the needs of establishing a modern enterprise system, to standardize the organization and conduct of companies, to protect the legal rights and interests of companies as well as the shareholders and creditors thereof, to maintain social and economic order, and to promote the development of the socialist market economy.

Article 2. The company referred to herein means a limited liability company or a joint stock limited company established within China in accordance herewith.

Article 3. Limited liability companies and joint stock limited companies are enterprise legal persons.

In the case of a limited liability company, the shareholders are liable thereto to the extent of their capital contribution, and the company is liable for its debts to the extent of all of its assets.

In the case of a joint stock limited company, its total capital is divided into stocks of equal value, and the shareholders are liable thereto to the extent of their share holdings, and the Company is liable for its debts to the extent of all of its assets.

Article 4. As contributors of the capital, the shareholders of the company are entitled to the rights of proprietors in proportion to their respective share of capital contributions to the company, such as deriving benefits from its assets, making major decisions, and selecting its management.

The company is entitled to the full property rights of a legal person in respect of assets resulting from the investment by its shareholders, and enjoys civil rights and bears civil liabilities in accordance with the law.

Title to the state-owned assets in the company shall vest in the State.

Article 5. The company, with its entire assets owned by it as a legal person, shall operate autonomously and be responsible for its own profit and loss in accordance with the law.

The company shall, under the state's macro-regulation, organize its production and operation autonomously in light of market demand, with a view to improving economic return and productivity, and accomplishing the preservation and increase of the value of its assets.

Article 6. The company shall adopt an internal management system which clearly sets out the rights and obligations of the relevant parties, is conducive to scientific management, and combines incentive with check and balance.

Article 7. If a state-owned enterprise is to be restructured into the company, it must, in accordance with the conditions and requirements prescribed by laws and administrative regulations, change its operating mechanism, and orderly identify and verify its assets, define the respective owners of the property rights therein, settle its creditor's rights and liabilities, conduct assets appraisal, and set up standard internal management organs.

Article 8. The establishment of a limited liability company or a joint stock limited company is subject to the requirements prescribed herein. An entity meeting the requirements prescribed herein may be registered as a limited liability company, or a joint stock limited company, as the case may be; an entity failing to meet the requirements prescribed herein may not be registered as a limited liability company, or a joint stock limited company, as the case may be.

Where the establishment of the company is subject to examination and approval as required by the relevant laws or administrative regulations, the examination and approval procedure must be carried out in accordance with the law prior to its registration.

Article 9. The name of a limited liability company established in accordance herewith must contain the words "limited liability company".

The name of a joint stock limited company established in accordance herewith must contain the words "joint stock limited company".

Article 10. The Company shall be domiciled at the place where its principal executive office is located.

Article 11. In order to establish the company, its Articles of Association must be prepared in accordance herewith. The Articles of Association of the company are

binding upon the company and its shareholders, directors, supervisors and general manager.

The company's business scope shall be prescribed by its Articles of Association and be registered in accordance with the law. Any item within the Company's business scope under any restriction prescribed by any law or administrative regulation shall get approval in accordance with the law.

The company shall conduct its business within its registered business scope. The Company may change its business scope by amending the Articles of Association in accordance with legal procedures and registering such amendment with the company registration authority.

Article 12. The Company may invest in another limited liability company or joint stock limited company, and is liable to such company to the extent of its capital contribution.

Except for an investment company or a holding company stipulated by the State Council, where the company is to invest in other limited liability companies or joint stock limited companies, its cumulative investment may not exceed 50 percent of its net assets, provided that the increased capital transferred from the profit of its invested company shall not be included.

Article 13. The company may establish branch companies, which do not have the status of enterprise legal persons, and the civil liabilities thereof shall be borne by the company.

The company may establish subsidiary companies, which have the status of enterprise legal persons and bear civil liabilities independently in accordance with the law.

Article 14. While conducting its business, the company must abide by the laws, observe occupational ethics, strengthen the development of socialist moral and cultural civilization, and subject itself to the supervision by the government and the public.

The company's legal rights and interests are protected by law and shall not be infringed upon.

Article 15. The company must protect the legal rights and interests of its workers, strengthen labor protection, and achieve workplace safety.

The company shall strengthen the professional education and on the job training of its workers in various forms, so as to improve their quality.

Article 16. The workers of the company shall organize a labor union, which shall conduct union activities and safeguard the legal rights and interests of the workers in accordance with the law. The Company shall provide the necessary conditions for its labor union to conduct its activities.

In accordance with the Constitution and other relevant national statutes, democratic management in the form of workers' assembly and other forms shall be adopted in a wholly state-owned company or a limited liability company established through investment by two or more state-owned enterprises or by two or more state-owned investment entities of other kinds.

Article 17. Activities of the elementary-level cell of the Chinese Communist Party in the company shall be conducted in accordance with the Charter of the Chinese Communist Party.

Article 18. Limited liability companies with foreign investment are subject to this Law, provided that where the provisions of national statutes governing Sino-foreign equity joint venture enterprises, Sino-foreign cooperative joint venture enterprises, and wholly foreign owned enterprises stipulate otherwise, the stipulations therein shall prevail.

Chapter Two: Establishment And Organs Of A Limited Liability Company

Section One Establishment

Article 19. The establishment of a limited liability company is subject to the following conditions:

(i) The number of shareholders meets legal requirement;

(ii) The amount of shareholders' capital contribution reaches the minimum level prescribed by law;

(iii) The shareholders jointly prepare the Articles of Association;

(iv) There is the company name, and the organs meeting the requirements of a limited liability company are established;

(v) There is a permanent place of business and there are necessary conditions for production and operation.

Article 20. A limited liability company shall be established through joint investment by not fewer than 2 but not more than 50 shareholders.

A state authorized investment entity or state authorized department may establish wholly state-owned limited liability companies as the sole investor.

Article 21. In the case of a state-owned enterprise established before this Law becomes operative, if it meets the conditions prescribed herein for the establishment of a limited liability company, it may be reorganized into a wholly state-owned limited liability company in accordance herewith if it was established by a single investment entity, or it may be reorganized into a limited liability company pursuant to Paragraph 1 of the previous Article if it was established by more than one investment entities.

The implementing procedures and detailed measures for reorganizing state-owned enterprises into companies shall be separately prescribed by the State Council.

Article 22. The Articles of Association of a limited liability company shall set forth the following:

(i) its name and domicile;

(ii) its business scope;

(iii) its registered capital;

(iv) the names of its shareholders;

(v) the rights and obligations of its shareholders;

(vi) the forms and amounts of capital contribution made by shareholders;

(vii) the conditions under which the shareholders' shares of capital contribution may be assigned;

(viii) its organs, the manners in which they are established and their respective powers, and the rules governing their conduct of business;

(ix) its legal representative;

(x) the causes for its dissolution and the method for its liquidation;

(xi) other matters which shareholders deem necessary to provide for.

Shareholders shall sign or impress their chops on the Articles of Association.

Article 23. The registered capital of a limited liability company is the amount of capital contribution actually paid up by all shareholders and registered with the company registration authority.

The registered capital of a limited liability company shall not be less than:

(i) RMB500,000 Yuan if it primarily engages in production;

(ii) RMB500,000 Yuan if it primarily engages in commodity wholesale;

(iii) RMB300,000 Yuan if it primarily engages in commodity retail;

(iv) RMB100,000 Yuan if it engages in scientific and technical development, consulting or service.

If for a specific industry, the required minimum registered capital exceeds any of the minimum levels prescribed above, such minimum requirement shall be separately prescribed by the relevant national statute or administrative regulations.

Article 24. Shareholders may contribute their capital in the form of cash, as well as in the forms of tangible goods, industrial property, non-patented technology and land use rights at certain value. If any tangible goods, industrial property, non-patented technology or land use rights are contributed as capital, they must be appraised and the property rights therein must be verified, and the contributed items may not be over-valued or under-valued. Appraisal on land use rights shall be carried out in accordance with the provisions of the relevant national statute and administrative regulations.

Where industrial property or non-patented technology is contributed as capital at certain value, its valuation shall not exceed 20 percent of the total registered capital, except where the state makes special provisions for companies utilizing high and new technologies.

Article 25. Each shareholder shall invest in full the capital contribution which he has subscribed for in accordance with the Articles of Association. If a shareholder makes his capital contribution in cash, he shall deposit in full the amount of such cash capital contribution into a temporary bank account opened for the contemplated limited liability company; If capital contribution is made in the form of tangible goods, industrial property, non-patented technology or land use rights, the appropriate transfer procedure for the property rights therein shall be carried out in accordance with the law.

A shareholder who fails to invest the capital contribution which he has subscribed for in accordance with the previous Paragraph is liable for breach of contract to those shareholders who have invested in full the capital contribution they have subscribed for.

Article 26. Upon investment in full of their respective capital contribution by the shareholders, a legally prescribed capital verification institution must carry out capital verification procedure and issue a certificate.

Article 27. After a legally prescribed capital verification institution has verified the shareholders' full capital contribution, a representative designated by all shareholders or the agent appointed jointly thereby shall apply to the company registration authority for establishment registration and submit thereto documents such as the company registration application form, the Articles of Association, and the capital verification certificate, etc.

Where approval by the relevant authority is required by the relevant national statute or administrative regulations, the approval documents shall be submitted at the time of applying for establishment registration.

The company registration authority shall grant registration to an applicant who meets the requirements prescribed herein and shall issue the company business license, and shall not grant registration to an applicant who fails to meet the requirements prescribed herein.

The date of issuance of the company business license shall be the establishment date for a limited liability company.

Article 28. If after the establishment of a limited liability company, it is discovered that the actual value of the tangible goods, industrial property, non-patented technology, or land use rights contributed as capital is significantly below their value fixed in the Articles of Association, the shareholder who contributed such item as capital shall contribute the difference in value, and the other shareholders of the company at the time it was established shall be jointly and severally liable.

Article 29. Where a branch company is to be established contemporaneous with the establishment of a limited liability company, an application for registration of such branch company shall be submitted to the company registration authority, and it shall be issued a business license.

Where a branch company is to be established after the establishment of the limited liability company, the company's legal representative shall apply to the company registration authority for registration of such branch company, and it shall be issued a business license.

Article 30. Upon the establishment of a limited liability company, each shareholder shall be issued a capital contribution certificate, which shall set forth the following:

(i) the name of the company;

(ii) the date of registration of the company;

(iii) the company's registered capital;

(iv) the names of the shareholders, the amount of the capital contribution, and the date of capital contribution;

(v) the serial number and date of issuance of the capital contribution certificate.

The company's chop shall be impressed on each capital contribution certificate.

Article 31. A limited liability company shall maintain a record of shareholders, which shall set forth the following:

(i) the name of each shareholder and the domicile thereof;

(ii) the amount of capital contribution invested by each shareholder;

(iii) the serial number of each capital contribution certificate.

Article 32. Shareholders are entitled to inspect the minutes of meetings of shareholder committee as well as the financial and accounting reports of the company.

Article 33. Shareholders shall share in the distribution of profits in proportion to their respective shares of capital contribution. Where the company is to increase its capital, its shareholders have the preemptive right to subscribe for the increased amount.

Article 34. A shareholder may not withdraw its capital contribution after registration of the company.

Article 35. Shareholders may assign in whole or part their respective shares of capital contribution amongst themselves.

Transfer of his share of capital contribution by a shareholder to anyone other than another shareholder is subject to consent by a majority of all the shareholders; shareholders who do not consent to the transfer shall purchase the share of capital contribution to be assigned, and failure by those shareholders to make such purchase is deemed to be their consent to the assignment.

Where the shareholders consent to the assignment of share of capital contribution, other shareholders have the preemptive right of purchase under the same conditions.

Article 36. Upon a shareholder's lawful assignment of his share of capital contribution, the company shall record on the record of shareholders the name of the assignee, the domicile thereof and the amount of capital assigned thereto.

Section Two Organs

Article 37. The shareholders' committee of a limited liability company consists of all the shareholders, and the shareholders' committee is the company's organ of authority, and shall exercise its powers in accordance herewith.

Article 38. The shareholders' committee shall exercise the following powers:

(i) determining the company's operational guidelines and investment plans;

(ii) electing and replacing directors, and deciding upon matters relating to their remuneration;

(iii) electing and replacing supervisors who represent the shareholders, and deciding upon matters relating to the remuneration of supervisors;

(iv) considering and approving reports by the board of directors;

(v) considering and approving reports by the board of supervisors or the supervisor, as the case may be;

(vi) considering and approving annual financial budget plans and final accounting plans of the company;

(vii) considering and approving company profit distribution plans and plans to cover company losses;

(viii) adopting resolutions relating to increase or reduction of the company's registered capital;

(ix) adopting resolutions relating to issuance of company bonds;

(x) adopting resolutions relating to assignment of share of capital contribution by a shareholder to anyone other than a shareholder of the company;

(xi) adopting resolutions relating to merger, division, change of corporate form, dissolution and liquidation of the company;

(xii) amending the Articles of Association.

Article 39. Unless otherwise provided herein, the method for conducting business and voting procedure at a meeting of shareholders' committee shall be prescribed by the Articles of Association.

Any resolution adopted by the shareholders' committee relating to the company's increase or reduction of registered capital, division, merger, dissolution or change of corporate form requires affirmative votes by shareholders representing two-thirds of the votes.

Article 40. The company may amend its Articles of Association. Adoption of a resolution to amend the Articles of Association requires affirmative votes by shareholders representing two-thirds of the votes.

Article 41. Shareholders shall exercise their voting rights at the meeting of shareholders' committee in proportion to their respective shares of capital contribution.

Article 42. The first meeting of shareholders committee shall be called and presided over by the shareholder with the largest share of capital contribution, and shall exercise its powers in accordance herewith.

Article 43. Meetings of shareholders committee are classified as either regular meetings or interim meetings.

Regular meetings shall be timely held as prescribed in the Articles of Association. Shareholders representing one-fourth or more of the votes, or one-third of the directors or supervisors, may propose for an interim meeting.

Where a limited liability company has a board of directors, a meeting of shareholders committee shall be called by the board, and presided over by the chairman of the board; where the chairman is unable to perform his duties due to any special reason, the meeting shall be presided over by the vice-chairman or another director appointed by the chairman.

Article 44. In order to hold a meeting of shareholders committee, notice shall be given to all shareholders 15 days in advance.

The shareholders' committee shall prepare minutes regarding the decisions on matters considered at the meeting of shareholders committee, which shall be signed by the shareholders attending the meeting.

Article 45. A limited liability company shall have a board of directors, which shall be composed of not fewer than 3 but not more than 13 directors.

Where a limited liability company has been established through investment by two or more state-owned enterprises, or by two or more state-owned investment entities of other kinds, there shall be representative(s) of the workers of the company on the board of directors. The representative(s) of the workers on the board shall be democratically elected by the workers of the company.

The board shall have one chairman, and may have one to two vice-chairmen. The manner in which the chairman and vice-chairman are selected shall be prescribed by the Articles of Association.

The chairman is the legal representative of the company.

Article 46. The board of directors is accountable to the shareholders' committee, and shall exercise the following powers:

(i) being responsible for calling meetings of shareholders committee and presenting reports thereto;

(ii) implementing resolutions adopted by the shareholders' committee;

(iii) determining the company's operational plans and investment programs;

(iv) preparing annual financial budget plans and final accounting plans of the company;

(v) preparing profit distribution plans and plans to cover company losses;

(vi) preparing plans for increasing or reducing registered capital of the company;

(vii) drafting plans for merger, division, change of corporate form or dissolution of the company;

(viii) determining the structure of the company's internal management;

(ix) appointing or removing the manager (general manager) (Hereinafter referred to as the "general manager") of the company, appointing or removing, upon the general manager's recommendation, deputy managers of the company and the officer in charge of finance, and determining the remuneration for those officers;

(x) formulating the basic management scheme of the company.

Article 47. The term of the directors shall be prescribed by the Articles of Association, provided that each term may not exceed 3 years. A director may continue to serve his post if he is re-elected upon the expiration of his term.

Prior to expiration of a director's term, the shareholders' committee may not remove him without cause.

Article 48. A meeting of the board of directors shall be called and presided over by the chairman; in the event that the chairman is unable to perform his duties due to any special reason, the chairman shall appoint the vice-chairman or another director to call and preside over the meeting. One-third or more of the directors may propose for a meeting of the board.

Article 49. Unless otherwise provided herein, the method for conducting business and voting procedure at the meeting of board of directors shall be prescribed by the Articles of Association.

In order to hold a board meeting, notice shall be given to all directors 10 days in advance.

The board shall prepare minutes relating to the decisions on matters considered at the meeting, which shall be signed by the directors attending the meeting.

Article 50. A limited liability company shall have a general manager, to be appointed or removed by the board of directors. The general manager is accountable to the board and shall exercise the following powers:

(i) being in charge of the management of the company's production and operation, and organizing the implementation of board resolutions;

(ii) organizing the implementation of annual operating plans and investment programs of the company;

(iii) preparing the plan for the structure of the company's internal management;

(iv) preparing the basic management scheme of the company;

(v) formulating detailed company rules;

(vi) recommending the appointment or removal of a deputy general manager and the officer in charge of finance;

(vii) appointing and removing officers of the company other than those to be appointed or removed by the board;

(viii) other powers prescribed by the Articles of Association or delegated by the board.

The general manager shall be present at board meetings.

Article 51. A small-scaled limited liability company with only a few shareholders may have an executive director without establishing a board of directors. The executive director may serve concurrently as the general manager of the company.

The powers of the executive director shall be prescribed in the Articles of Association by reference to the provisions of Article 46 hereof.

Absent a board of directors, the executive director of a limited liability company shall be the legal representative thereof.

Article 52. A large-scaled limited liability company shall have a board of supervisors, which shall be composed of not fewer than 3 members. The board of supervisors shall elect one of its members as the person responsible for calling meetings.

The board of supervisors shall be composed of shareholders' representative(s) and representative(s) of the workers' of the company at an appropriate ratio to be specifically prescribed in the Articles of Association. The workers' representative(s) on the board of supervisors shall be democratically elected by the workers of the company.

A small-scaled limited liability company with only a few shareholders may have one or two supervisors.

A director, the general manager and the officer in charge of finance may not serve concurrently as a supervisor.

Article 53. Each term of a supervisor shall be 3 years, and a supervisor may continue to serve his post upon expiration of his term if he is re-elected.

Article 54. The board of supervisors or the supervisor, as the case may be, shall exercise the following authorities:

(i) reviewing the financial affairs of the company;

(ii) monitoring the acts of the directors or the general manager to guard against violation of national statutes, administrative regulations or the Articles of Association in the course of performance of their duties;

(iii) requiring the directors or the general manager to make rectification when any act thereof causes harm to company interests;

(iv) proposing for interim meetings of shareholders' committee;

(v) other authorities prescribed by the Articles of Association.

The supervisors shall be present at board meetings.

Article 55. When the company considers and decides upon matters which affect the personal interests of its workers, such as their wages, benefits, production safety and labor protection, or labor insurance, it shall first hear the opinions of the labor union and the workers of the company, and invite representatives of the labor union or the workers to be present at related meetings.

Article 56. When the company considers and decides upon major matters relating to its production and operation, or formulates important rules and standards, it shall hear the opinions and suggestions of the labor union and the workers.

Article 57. A person in any of the following categories may not serve as a director, supervisor, or the general manager of the company:

(i) without civil capacity or with limited civil capacity;

(ii) having been sentenced to prison for the following crimes, and completion of the sentence being less than 5 years ago: embezzlement, bribery, conversion of property, misappropriation of property, sabotage of social economic order; or having been deprived of political rights as a result of a criminal conviction, and completion of such sanction being less than 5. years ago;

(3) having served as a director, the factory chief, or the general manager of the company or enterprise which underwent bankruptcy liquidation as a result of mismanagement, and being personally responsible for such bankruptcy, and completion of the bankruptcy liquidation being less than 3 years ago;

(4) having served as the legal representative of the company or enterprise whose business license was revoked due to its violation of law, and being personally responsible for such revocation, and such revocation occurring less than 3 years ago;

(5) in default of personal debt of a significant amount.

If the company elects or appoints a director or supervisor or employs the general manager in violation of the above Paragraph, such election, appointment or employment is invalid.

Article 58. No public servant may concurrently serve as a director, supervisor or the general manager of the company.

Article 59. The director, supervisor, or the general manager shall abide by the Articles of Association, faithfully perform their duties, and safeguard the interests of the company, and may not abuse their positions and authorities at the company for private gain.

The director, supervisor, or the general manager may not abuse their authorities by accepting bribes or generating other illegal income, and may not convert company property.

Article 60. The director or the general manager may not misappropriate company funds or loan company funds to other people.

The director or the general manager may not deposit company assets into an account in his own name or in any other individual's name.

The director or the general manager may not give company assets as security for the debt of a shareholder or any other individual.

Article 61. The director or the general manager may not engage in the same business as the company in which he serves as a director or the general manager either for his own account or for any other person's account, or engage in any activity detrimental to company interests. If the director or the general manager engages in any of the above mentioned business or activity, any income so derived shall be turned over to the company.

Unless otherwise provided in the Articles of Association or otherwise agreed by the shareholders' committee, the director or the general manager may not execute any contract or engage in any transaction with the company.

Article 62. Unless required by law or consented to by the shareholders' committee, a director, supervisor, or the general manager may not disclose the company's confidential information.

Article 63. If the director, supervisor or the general manager causes detriment to the company while performing his duties in violation of any national statute, administrative regulation or the Articles of Association, he shall be liable for the loss so caused.

Section Three Wholly State-owned Companies

Article 64. The wholly state-owned company referred to herein means a limited liability company established through sole investment by a state authorized investment entity or state authorized department.

Companies designated by the State Council to produce special products or in special industries shall adopt the form of a wholly state-owned company.

Article 65. The Articles of Association of a wholly state-owned company may be formulated by the state authorized investment entity or state authorized department in accordance with the provisions hereof, or may be prepared by its board of directors and submitted to the state authorized investment entity or state authorized department for approval.

Article 66. The wholly state-owned company shall not have a shareholders' committee, and the state authorized investment entity or state authorized department shall authorize the board of directors to exercise part of the authorities of the shareholders' committee, and to decide on major matters of the company, provided that matters such as merger, division or dissolution of the company, capital increase or reduction by the company, and issue of company bonds must be decided by the state authorized investment entity or state authorized department.

Article 67. The Supervisory Committee of a wholly State-owed Company shall comprise personnel appointed by the State Council or agencies or departments, and

staff representative(s). There shall be no fewer than three supervisors. The Supervisory Committee shall exercise the authorities enumerated in Items (i) and (ii) of Paragraph 1 of Article 54 hereof, as well as other authorities granted by the State Council.

The supervisors shall be present at the meetings of board of directors.

The director, the manager and the person in charge of finance shall not serve as a supervisor concurrently.

Article 68. The wholly state-owned company shall have a board of directors, which shall perform its duties in accordance with the provisions of Article 46 and Article 66 hereof. Each term of the board of directors shall be 3 years.

There shall be not fewer than 3 but not more than 9 members on the board, to be appointed or replaced by the state authorized investment entity or state authorized department according to the terms of the board. There shall be representative(s) of the workers on the board. The workers' representative(s) on the board shall be democratically elected by the workers.

The board of directors shall have a chairman, and if needed, a vice-chairman. The chairman and vice-chairman shall be appointed by the state authorized investment entity or state authorized department from the board members.

The chairman of the board is the legal representative of the company.

Article 69. A wholly state-owned company shall have a general manager, to be appointed or removed by the board of directors. The general manager shall perform his duties in accordance with the provisions of Article 50 hereof.

If approved by the state authorized investment entity or state authorized department, a board member may serve concurrently as the general manager.

Article 70. Absent approval by the state authorized investment entity or state authorized department, the chairman, vice-chairman, a director, or the general manager may not serve concurrently as the person in charge of any other limited liability company, joint stock limited company or any other business organization.

Article 71. In the case of assignment of the assets of a wholly state-owned company, the state authorized investment entity or state authorized department shall carry out examination and approval, and the formalities for transfer of property rights shall be carried out in accordance with the relevant laws and administrative regulations.

Article 72. A large-scaled wholly state-owned company with sound operating and management system and good operating condition may be authorized by the State Council to exercise the proprietor's rights in respect of its assets.

Chapter Three: Establishment And Organs Of A Joint Stock Limited Company

Section One Establishment

Article 73. The establishment of a joint stock limited company is subject to the following conditions:

(i) The number of sponsors meets legal requirement;

(ii) The amount of capital stocks subscribed for by the sponsors and publicly placed reaches the legally-prescribed minimum capital level;

(iii) The issue of its shares and the preparation for its establishment comply with the law;

(iv) The sponsors prepare the Articles of Association, and such Articles of Association are adopted by the establishment meeting;

(v) There is the company name, and the organs complying with the requirements for a joint stock limited company are established;

(vi) There is a permanent place of business and there are necessary conditions for production and operation.

Article 74. A joint stock limited company may be established either by sponsorship or public share offer.

Establishment by sponsorship means establishment of the company through subscription by the sponsors for all the shares to be issued by the company.

Establishment by public share offer means establishment of the company through subscription by sponsors for part of the shares to be issued by the company, and public placement of the remaining shares.

Article 75. In order to establish a joint stock limited company, there shall be not fewer than 5 sponsors, half of whom shall be domiciled in China.

In the case of reorganization of a state-owned enterprise into a joint stock limited company, there may be fewer than 5 sponsors, provided that such joint stock limited company shall be established by public share offer.

Article 76. Sponsors of a joint stock limited company must subscribe for the shares as required and conduct preparations for the establishment of the company in accordance herewith.

Article 77. Establishment of a joint stock limited company is subject to approval by the department authorized by the State Council, or the People's Government at the provincial level.

Article 78. The registered capital of a joint stock limited company shall be the total amount of share capital which is paid in and registered with the company registration authority.

The minimum registered capital of a joint stock limited company may not be less than RMB10,000,000 Yuan. Where the minimum level of registered capital required for a joint stock limited company exceeds the minimum level prescribed above, such minimum level shall be separately prescribed by the relevant laws and administrative regulations.

Article 79. The Articles of Association of a joint stock limited company shall set forth the following:

(i) its name and domicile;

(ii) its business scope;

(iii) the method for its establishment;

(iv) the total number of shares of the company, the value of each share, and the registered capital of the company;

(v) the names of the sponsors and the number of shares they have subscribed for;

(vi) the rights and obligations of shareholders;

(vii) the composition of the board of directors, its authorities, term, and rules of conducting business;

(viii) its legal representative;

(ix) the composition of the board of supervisors, its authorities, term, and rules of conducting business;

(x) the method for company profit distribution;

(xi) the causes for its dissolution and the method for its liquidation;

(xii) the method for giving notice and making public announcement;

(xiii) other matters which the Shareholder's General Meeting deems necessary to provide for.

Article 80. A sponsor may contribute his share capital in the form of cash, or in the form of tangible goods, industrial property, non-patented technology or land use rights at certain value. If share capital is contributed in the form of tangible goods, industrial property, non-patented technology or land use rights, they must be appraised and the property rights therein must be verified, whereupon the value thereof shall be converted into shares. The contributed items may not be overvalued or undervalued. The appraisal of land use rights shall be carried out in accordance with the provisions of the relevant laws and administrative regulations.

The value of the industrial property and non-patented technology contributed as share capital by the sponsors shall not exceed 20 percent of the total registered capital.

Article 81. In the case of reorganizing a state-owned enterprise into a joint stock limited company, conversion of state assets into shares through under-valuation, sale of state assets at low price, or distribution of state assets to individuals without compensation are strictly prohibited.

Article 82. In the case of establishing a joint stock limited company by sponsorship, upon the sponsors' full subscription in writing for the shares to be issued as prescribed in the Articles of Association, the sponsors shall promptly pay the share proceeds in full; where tangible goods, industrial property, non-patented technology or land use rights are contributed in lieu of money, the property rights therein shall be transferred in accordance with legally prescribed procedures.

Upon full contribution of the share capital which the sponsors have subscribed for, they shall elect members to the board of directors and the board of supervisors, and the board of directors shall apply for establishment registration by submitting the document approving the establishment of the company, the Articles of Association, and the capital verification certificate, etc. to the company registration authority.

Article 83. In the case of establishing a joint stock limited company by public share offer, the shares subscribed for by the sponsors shall be not less than 35 percent of the total number of shares of the company, and the remaining shares shall be openly offered to the public.

Article 84. In offering shares to the public, the sponsors shall deliver an application for public share offer to the securities regulatory authority under the State Council, and submit thereto the following main documents:

(i) the document approving the establishment of the company;

(ii) the Articles of Association;

(iii) the operating forecast report;

(iv) the names of the sponsors, the number of shares they have subscribed for, the nature of their share capital contribution, and the capital verification certificate;

(v) the prospectus;

(vi) the name and address of the depository bank for the share proceeds;

(vii) the name of the underwriter and related agreements.

Without approval by the securities regulatory authority under the State Council, the sponsors my not offer shares to the public.

Article 85. Upon approval by the securities regulatory authority under the State Council, a joint stock limited company may offer shares to the public overseas, and the detailed procedure shall be specially prescribed by the State Council.

Article 86. The securities regulatory authority under the State Council shall approve an application for public share offer which meets the requirements prescribed herein; and shall not approve any application for public share offer which fails to meet the requirements prescribed herein.

If it is discovered that an approval given is not in compliance with the requirements prescribed herein, it shall be revoked. Where no share has been placed, such share offer shall be terminated; where shares have been placed, the subscribers may demand that the sponsors return the share proceeds paid, together with the interest thereon as if they have been deposited in a bank for a like period.

Article 87. The prospectus shall be accompanied with the Articles of Association prepared by the sponsors, and shall set forth the following:

(i) the number of shares subscribed for by the sponsors;

(ii) the par value and issuing price of each share;

(iii) the total number of bearer share certificates issued;

(iv) the rights and obligations of the subscribers;

(v) the commencing time and expiration time of the share offer, and a statement that in the event the shares have not be placed in full upon the expiration time, the subscribers may revoke their share subscriptions.

Article 88. In a public share offer, the sponsors shall make the prospectus available to the public and prepare the share subscription form. The share subscription form shall contain the items listed in the previous Article, and a subscriber shall fill in the following: the number of shares subscribed for, the amount of share proceeds, and his or her domicile, and shall sign or impress his chop on the form. A subscriber shall pay the share proceeds according to the number of shares he has subscribed for.

Article 89. The sponsors' share offer to the public shall be underwritten by a securities underwriter established in accordance with the law, and an underwriting agreement shall be executed.

Article 90. When conducting public share offer, the sponsors shall execute an agreement with a bank for deposit of share proceeds.

The depository bank shall collect and hold the share proceeds in accordance with the agreement, and issue receipts to subscribers who have paid their share proceeds, and is obligated to provide to the relevant authority a certificate for receipt of share proceeds.

Article 91. After the proceeds from issue of the shares are paid in full, the share capital must be verified by a legally-prescribed capital verification institution and a certificate shall be issued thereby. Within 30 days, the sponsors shall hold and preside over the establishment meeting, which is composed of the subscribers.

If the issued shares are not fully placed upon expiration of the time limit prescribed in the prospectus, or the sponsors fail to hold the establishment meeting within 30 days of full payment of the proceeds from issue of the shares, the subscribers may demand that the sponsors return the share proceeds paid, together with the interest thereon as if they have been deposited in a bank for a like period.

Article 92. The sponsors shall notify each subscriber of the date of the establishment meeting or make a public announcement for such meeting 15 days in advance. The establishment meeting may not be held unless attended by subscribers representing at least half of the shares.

The establishment meeting shall exercise the following authorities:

(1) considering the report on pre-establishment activities prepared by the sponsors;

(2) adopting the Articles of Association;

(3) electing members of the board of directors;

(4) electing members of the board of supervisors;

(5) verifying expenses incurred for the establishment of the company;

(6) verifying the value of the assets contributed by the sponsors in lieu of share proceeds;

(7) where an event of force majeure or any material change in operating condition affecting the company's establishment has occurred, a resolution not to establish the company may be adopted.

A resolution adopted at the establishment meeting on any of the matters mentioned in the previous Paragraph requires affirmative votes by subscribers representing at least half of the votes attending the meeting.

Article 93. Upon payment of the share proceeds or delivery of the items as contribution of share capital in lieu of share proceeds, the sponsors and subscribers may not withdraw their share capital, except where the shares issued are not fully placed in time, the sponsors fail to hold the establishment meeting in time, or the establishment meeting adopts a resolution not to establish the company.

Article 94. Within 30 days of the completion of the establishment meeting, the board of directors shall apply for establishment registration by submitting to the company registration authority the following:

(i) the approval document issued by the relevant authority;

(ii) the minutes of the establishment meeting;

(iii) the Articles of Association;

(iv) the financial auditing report on pre-establishment activities;

(v) the capital verification certificate;

(vi) the names and domiciles of members of the board of directors and the board of supervisors;

(vii) the name and domicile of the legal representative.

Article 95. The company registration authority shall decide whether to grant registration to the joint stock limited company within 30 days of receipt of the application for establishment registration. Where the application meets the requirements prescribed herein, registration shall be granted and the company shall be issued a business license; where the application fails to meet the requirements prescribed herein, registration shall not be granted.

The date on which the business license is issued shall be the date of the company's establishment. Upon establishment, the company shall make a public announcement.

If established through public share offer, upon establishment and registration, the joint stock limited company shall submit to the securities regulatory authority under the State Council a report on the share offer activities for filing.

Article 96. Where a branch company is to be established contemporaneous with the establishment of a joint stock limited company, an application for registration of such branch company shall be submitted to the company registration authority, and it shall be issued a business license.

Where a branch company is to be established after the joint stock limited company's establishment, the company's legal representative shall apply to the company registration authority for registration of such branch company, and it shall be issued a business license.

Article 97. The sponsors of a joint stock limited company shall bear liabilities as follows:

(i) in the event of failure to establish the company, being jointly and severally liable for the debts and expenses incurred as a result of the pre-establishment activities;

(ii) in the event of failure to establish the company, being jointly and severally liable for the return of share proceeds paid by the subscribers, together with the interest thereon as if they have been deposited in a bank for a like period.

(iii) if the company's interest is harmed in the course of its establishment due to the negligence of the sponsors, being liable to the company for damages.

Article 98. Where a limited liability company is to be converted into a joint stock limited company, the requirements for establishing a joint stock limited company prescribed herein shall be met, and the conversion shall be carried out in accordance with the procedure for the establishment of a joint stock limited company prescribed herein.

Article 99. Where conversion of a limited liability company to a joint stock limited company is approved in accordance with the law, the total value of the converted shares shall be equivalent to the company's net assets value. Where conversion of a limited liability company to a joint stock limited company is approved in accordance with the law, and its shares are offered to the public for the purpose of increasing capital, such share offer shall be carried out in accordance with the provisions herein governing public share offer.

Article 100. Where conversion of a limited liability company to a joint stock limited company is approved in accordance with the law, the creditor's rights and liabilities of the original company shall be assumed by the joint stock limited company resulting from the conversion.

Article 101. A joint stock limited company shall maintain its Articles of Association, the record of shareholders, the minutes of meetings of Shareholder's General Meeting, and its financial and accounting reports on the company's premises.

Section Two Shareholder's General Meeting

Article 102. The Shareholder's General Meeting of a joint stock limited company is composed of all shareholders. The Shareholder's General Meeting is the company's organ of authority, and shall exercise its authorities in accordance herewith.

Article 103. The shareholder's general committee shall exercise the following authorities:

(i) determining the company's operational guidelines and investment plans;

(ii) electing and replacing members of the board of directors, and deciding upon matters relating to their remuneration;

(iii) electing and replacing members of the board of supervisors who are the shareholders' representatives, and deciding upon matters relating to the remuneration of the supervisors;

(iv) considering and approving reports by the board of directors;

(v) considering and approving reports by the board of supervisors;

(vi) considering and approving annual financial budget plans and final accounting plans of the company;

(vii) considering and approving profit distribution plans and plans to cover company losses;

(viii) adopting resolutions regarding increase or reduction of registered capital by the company;

(ix) adopting resolutions on the issue of bonds by the company;

(x) adopting resolutions on merger, division, change of corporate form, dissolution and liquidation of the company;

(xi) amending the Articles of Association.

Article 104. The Shareholder's General Meeting shall hold an annual meeting each year. An interim meeting of the Shareholder's General Meeting shall be held within 2 months upon the occurrence of any of the following circumstances:

(i) The number of directors falls below the number prescribed herein or below two-thirds of the number prescribed in the Articles of Association;

(ii) The company's losses which are not covered have reached one-third of the total amount of the share capital;

(iii) Shareholders holding at least 10 percent of the company's stocks make a request;

(iv) The board of directors deems necessary;

(v) The board of supervisors proposes for such a meeting.

Article 105. A meeting of shareholders general committee shall be called by the board of directors in accordance with herewith, and shall be presided over by the chairman of the board. Where the chairman is unable to perform his duties due to any special reason, the meeting shall be presided over by the vice-chairman appointed by the chairman or another director appointed by the chairman. In order to hold a meeting of Shareholder's General Meeting, notice concerning the matters to be considered at the meeting shall be given to each shareholder 30 days in advance. An interim meeting of Shareholder's General Meeting may not adopt any resolution on matters not stated in the notice.

Where the company has issued bearer share certificates, a public notice concerning matters set forth in the previous Paragraph shall be made 45 days prior to the meeting.

When attending a meeting of Shareholder's General Meeting, holders of bearer share certificates shall deposit such certificates at the company from the 5th day prior to the meeting until the closing of the meeting.

Article 106. When a shareholder attends the meeting of Shareholder's General Meeting, each share he holds is entitled to one vote.

A resolution adopted by the Shareholder's General Meeting requires affirmative votes by a majority of the votes held by shareholders attending the meeting. The Shareholder's General Meeting's adoption of a resolution for merger, division or dissolution of the company requires affirmative votes by at least two-thirds of the votes held by shareholders attending the meeting.

Article 107. An amendment to the Articles of Association requires affirmative votes by at least two-thirds of the votes held by shareholders attending the meeting of Shareholder's General Meeting.

Article 108. A shareholder may attend a meeting of Shareholder's General Meeting by proxy, the proxy holder shall present the proxy statement issued by the shareholder

to the company, and shall exercise his voting rights to the extent authorized by the proxy.

Article 109. The Shareholder's General Meeting shall prepare minutes regarding the decisions on matters considered at the meeting, which shall be signed by the directors attending the meeting. The minutes shall be maintained together with the record containing signatures of the shareholders attending the meeting and the proxy statements.

Article 110. A shareholder is entitled to inspect the Articles of Association, the minutes of meetings of Shareholder's General Meeting and the financial and accounting reports of the company, and is entitled to make a proposal or inquiry concerning the company's operation.

Article 111. Where a resolution adopted by the Shareholder's General Meeting or the board of directors violates the relevant national statutes or administrative regulations, or infringes on the rights and interests of the shareholders, a shareholder is entitled to bring a suit to the People's Court to enjoin such illegal act or infringing act.

Section Three Board of Directors and General Manager

Article 112. A joint stock limited company shall have a board of directors, which shall be composed of not fewer than 5 but not more than 19 members.

The board of directors is accountable to the Shareholder's General Meeting, and shall exercise the following authorities:

(i) being responsible for calling meetings of Shareholder's General Meeting, and presenting reports thereto;

(ii) implementing resolutions adopted by the Shareholder's General Meeting;

(iii) determining the company's operating plans and investment programs;

(iv) preparing annual financial budget plans and final accounting plans of the company;

(v) preparing the company's profit distribution plans and plans to cover company losses;

(vi) preparing plans for increasing or reducing registered capital by the company, and plans to issue company bonds;

(vii) drafting plans for merger, division or dissolution of the company;

(viii) determining the structure of the company's internal management;

(ix) appointing or removing the general manager of the company; appointing or removing, upon the general manager's recommendation, deputy general managers of the company and the officer in charge of finance; and determining the remuneration for those officers;

(x) formulating the company's basic management scheme.

Article 113. The board of directors shall have a chairman, and may have one or two vice-chairmen. The chairman and vice-chairman shall be elected by the board of directors through affirmative votes by a majority of the directors.

The chairman is the legal representative of the company.

Article 114. The chairman shall exercise the following authorities:

(i) presiding over meetings of Shareholder's General Meeting, and calling and presiding over meetings of the board of directors;

(ii) supervising the implementation of resolutions adopted by the board of directors;

(iii) signing the share certificates and bond certificates of the company.

The vice-chairman shall assist the chairman in his work. Where the chairman is unable to exercise his authorities, the vice-chairman appointed by the chairman shall exercise such authorities in his capacity.

Article 115. The term of directors shall be prescribed by the Articles of Association, provided that each term shall not exceed 3 years. A director may continue to serve his post if he is re-elected upon the expiration of his term.

Prior to the expiration of a director's term, the Shareholder's General Meeting may not remove him without cause.

Article 116. The board of directors shall hold meetings at least twice a year, and notice shall be given to all directors 10 days in advance.

Where an interim meeting of the board of directors is to be held, the method and time limit for notification for calling the interim meeting may be prescribed separately.

Article 117. A meeting of the board of directors may not be held unless attended by at least half of the directors. A resolution adopted by the board of directors requires affirmative votes by a majority of all the directors.

Article 118. A meeting of the board of directors shall be attended by each director in person. Where a director is unable to attend the meeting for cause, he may issue a

written proxy entrusting another director to attend in his behalf, and the proxy shall set forth the scope of authorization.

The board of directors shall prepare minutes regarding the decisions on matters considered at the meeting, which shall be signed by the directors attending the meeting and the person preparing the minutes.

The directors shall be responsible for resolutions adopted by the board of directors. Where a resolution of the board violates any national statutes, administrative regulations or the Articles of Association, and causes the company to incur serious loss, those directors participating in the adoption of the resolution are liable to the company for damages. Provided, however, if a director is proven to have dissented at the vote adopting such resolution and such dissension was noted in the minutes, then the director may be exempt from liability.

Article 119. A joint stock limited company shall have a general manager, to be appointed or removed by the board. The general manager is accountable to the board and shall exercise the following authorities:

(i) being in charge of managing the company's production and operation, and organizing the implementation of resolutions adopted by the board;

(ii) organizing the implementation of annual operating plans and investment programs of the company;

(iii) drafting the plan for the structure of the company's internal management;

(iv) drafting the basic management scheme of the company;

(v) formulating detailed rules of the company;

(vi) recommending for appointment or removal of the deputy general managers and the officer in charge of finance;

(vii) appointing and removing officers of the company other than those to be appointed or removed by the board;

(viii) other authorities prescribed by the Articles of Association and delegated by the board.

The general manager shall be present at board meetings.

Article 120. In light of the needs of the company, the board of directors may authorize the chairman to exercise part of the authorities of the board when it is not in session.

The board of directors of the company may decide that a board member is to serve concurrently as the general manager.

Article 121. When the company considers and decides upon matters which affect the personal interests of its workers, such as workers' wages, benefits, production safety and labor protection, or labor insurance, it shall first hear the opinions of the labor union and the workers of the company, and invite representatives of the labor union or the workers to be present at related meetings.

Article 122. When the company considers and decides upon major matters relating to its production and operation, or formulates important rules and standards, it shall hear the opinions and suggestions of the labor union and the workers.

Article 123. The directors and the general manager shall abide by the Articles of Association, faithfully perform their duties, and safeguard the interests of the company, and may not abuse their positions and authorities at the company for private gain.

The provisions from Article 57 to Article 63 hereof setting forth the circumstances in which a person may not serve as a director or the general manager, and the obligations and responsibilities of the directors and the general manager shall apply to the directors and general manager of a joint stock limited company.

Section Four Board Of Supervisors

Article 124. A joint stock limited company shall have a board of supervisors, which shall be composed of not fewer than 3 members. The board of supervisors shall elect one member to serve as the person responsible for calling meetings.

The board of supervisors shall be composed of the shareholders' representative(s) and representative(s) of the workers of the company in an appropriate ratio to be prescribed by the Articles of Association. The workers' representative(s) on the board of supervisors shall be democratically elected by the workers of the company.

A director, the general manager and the officer in charge of finance may not serve concurrently as a supervisor.

Article 125. Each term of a supervisor shall be three years, and a supervisor may continue to serve his post at the expiration of his term if he is re-elected.

Article 126. The board of supervisors shall exercise the following authorities:

(i) reviewing the financial affairs of the company;

(ii) monitoring the acts of the directors or the general manager to guard against violation of national statutes, administrative regulations or the Articles of Association in the course their performance of duties;

(iii) requiring the directors or the general manager to make rectification when any act thereof harms company interests;

(iv) proposing for interim meetings of Shareholder's General Meeting.

(v) other authorities prescribed by the Articles of Association.

The supervisors shall be present at board meetings.

Article 127. The method for conducting business and voting procedure for the board of supervisors shall be prescribed by the Articles of Association.

Article 128. A supervisor shall perform his supervisory duties faithfully in accordance with the provisions of national statutes, administrative regulations, and the Articles of Association.

The provisions from Article 57 to Article 59 hereof and from Article 62 to Article 63 hereof setting forth the circumstances in which a person may not serve as a supervisor, and the obligations and responsibilities of supervisors shall apply to the supervisors of a joint stock limited company.

Chapter Four: Issue And Transfer Of Shares Of A Joint Stock Limited Company

Section One Issue Of Shares

Article 129. The capital of a joint stock limited company shall be divided into shares, and all the shares shall be of equal value.

Shares of the company are represented by share certificates. A share certificate is a certificate issued by the company certifying the share held by a shareholder.

Article 130. When shares are issued, the principles of openness, fairness, and equity shall be followed, and each share in the same class must have the same rights and receive the same interests.

For shares issued at the same time, each share shall be issued on the same conditions and at the same price. All entities or individuals subscribing for shares shall pay the same price for each share.

Article 131. The issuing price per share may be at par value, or above par value, but may not be below par value.

The pricing of shares issued at above par value is subject to approval by the securities regulatory authority under the State Council.

The premium resulting from issuance of shares at a price above par value shall be allocated to the company's capital reserve fund.

The detailed regulatory measures concerning issuance of shares at a premium shall be prescribed by the State Council separately.

Article 132. A share certificate shall be in paper form or in other forms prescribed by the securities regulatory authority under the State Council.

A share certificate shall set forth the following major items:

(i) the name of the company;

(ii) the company's date of registration and establishment;

(iii) the class and par value of the shares and the number of shares represented;

(iv) the serial number of the share certificate.

The share certificate shall be signed by the chairman of the board, and the company's chop shall be impressed thereon.

Share certificates held by the sponsors shall be marked with the words Sponsors' Share.

Article 133. Share certificates issued by the company to its sponsors, state authorized investment institutions, or legal persons shall be registered share certificates bearing the names of such sponsors, institutions, or legal persons, and may not be registered under any other names or in the names of their legal representatives.

Share certificates issued to the public may be in the form of either registered share certificates or bearer share certificates.

Article 134. The company issuing registered share certificates shall maintain a record of shareholders, which shall set forth the following:

(i) the name and domicile of each shareholder;

(ii) the number of shares held by each shareholder;

(iii) the serial numbers of share certificates held by each shareholder;

(iv) the date on which each shareholder acquired his shares.

The company issuing bearer share certificates shall record the number of such share certificates, their serial numbers and their issuing dates.

Article 135. The State Council may make separate stipulations relating to the company's issuance of shares of classes other than those prescribed herein.

Article 136. Upon registration and establishment, a joint stock limited company shall promptly deliver the share certificates to its shareholders officially. Prior to registration and establishment, the company may not deliver any share certificate to its shareholders.

Article 137. Issuance of new shares by the company is subject to the following conditions:

(i) Previously issued shares have been fully subscribed for, and at least one year has passed since the previous share issue;

(ii) The company has been profitable consecutively for the most recent three years, and is able to pay dividends to its shareholders;

(iii) The financial and accounting documents of the company contain no misrepresentation for the most recent three years;

(iv) the company's projected profit rate reaches the interest rate of bank deposits for a like period.

Where the company distributes its current year profit in the form of new shares, issuance of such shares are exempt from the restriction prescribed in Item (ii) of the previous Paragraph.

Article 138. Where the company is to issue new shares, the shareholder's general committee shall adopt a resolution concerning the following:

(i) the classes and number of the new shares;

(ii) the issuing price of the new shares;

(iii) the commencing and ending dates of issuance of the new shares;

(iv) the classes and number of new shares issued to the existing shareholders.

Article 139. Upon adoption of a resolution by the Shareholder's General Meeting to issue new shares, the board of directors shall apply to the department authorized by the State Council or the People's Government at the provincial level for approval. Where the new shares are offered to the public, approval by the securities regulatory authority is required.

Article 140. When the company is approved to issue new shares to the public, it shall make public the prospectus for the issue of new shares, its financial and accounting statements and subsidiary statements, and shall prepare the subscription form.

If the company offers new shares to the public, such share offer shall be underwritten by a lawfully established securities underwriter, and the company shall execute an underwriting agreement therewith.

Article 141. In issuing new shares, the company may determine the pricing scheme in light of the sustainable profitability of the company and the appreciation of the company's assets.

Article 142. Upon full receipt of the share proceeds from the company's newly issued shares, the company shall carry out amendment registration with the company registration authority and shall make a public announcement.

Section Two Assignment Of Shares

Article 143. Shares held by a shareholder may be assigned in accordance with the law.

Article 144. Assignment of shares by a shareholder must be carried out at a lawfully established securities exchange.

Article 145. Assignment of registered share certificates is effected by the shareholder's endorsement thereof or by other methods prescribed by the relevant national statutes or administrative regulations.

In the case of assignment of registered share certificates, the company shall record the assignee's name and domicile on the record of shareholders.

Recording change of shareholders on the record of shareholders referred to in the previous Paragraph may not be carried out for a period of 30 days prior to the holding of a meeting of Shareholder's General Meeting, or 5 days prior to the record date for the purpose of dividend distribution determined by the company.

Article 146. Assignment of bearer share certificates takes effect upon delivery thereof by the shareholder to the assignee at a lawfully established securities exchange.

Article 147. Shares of the company held by its sponsors may not be assigned for a period of 3 years commencing from the date of the company's establishment.

The directors, supervisors and general manager of the company shall report to the company the number of the company's shares held thereby, and may not assign such shares while they are in office.

Article 148. A state authorized investment institution may assign shares held by it in accordance with the law, and may also purchase shares held by other shareholders. The authority of approval for, and regulatory measures concerning, such assignment or purchase of shares shall be separately prescribed by the relevant national statutes or administrative regulations.

Article 149. The company may not purchase its own shares, except in the case of share cancellation for the purpose of reducing the company's capital, or in the case of merger with another company holding shares of the company.

Upon repurchase of its shares pursuant to the previous Paragraph, the company shall cancel such shares within 10 days, and carry out amendment registration in accordance with the relevant national statutes or administrative regulations, and shall make a public announcement.

The company may not accept its own shares as the collateral under a security arrangement.

Article 150. If a registered share certificate is stolen, lost or destroyed, the shareholder may petition a People's Court for the invalidation thereof through the public notice procedure prescribed in the Civil Procedural Law of the People's Republic of China.

After the People's Court has invalidated such share certificate through the public notice procedure, the shareholder may apply to the company for re-issuance of a certificate for the share.

Section Three Listed Companies

Article 151. A Listed company referred to herein means a joint stock limited company whose issued shares have been approved by the State Council or the securities regulatory authority authorized by the State Council to be listed and traded on a securities exchange.

Article 152. A joint stock limited company applying for listing of its shares shall meet the following requirements:

(i) The company's shares have been issued to the public with approval by the securities regulatory authority under the State Council;

(ii) The amount of total share capital of the company is at least RMB50,000,000 Yuan;

(iii) The company has been in operation for at least three years, and has been profitable consecutively for the most recent three years; where the company is reorganized from a former state-owned enterprise in accordance with the law, or

newly established after the implementation hereof, with its principal sponsor being a large-scaled or medium-scaled state-owned enterprise, the required period may be counted continuously;

(iv) There are at least 1,000 shareholders each of whom holds shares with face value of not less than RMB1,000 Yuan, and the shares issued to the public amount to at least 25 percent of the total number of shares of the company; and where the amount of total share capital of the company exceeds RMB400,000,000 Yuan, the shares issued to the public amount to at least 15 percent of the total number of shares of the company;

(v) The company has not engaged in any material illegal act for the most recent three consecutive years, and the financial and accounting reports thereof contain no misrepresentation;

(vi) other requirements prescribed by the State Council.

Article 153. The application by a joint stock limited company for listing of its shares shall be submitted to the State Council or the securities regulatory authority authorized thereby for approval, and the relevant documents shall be submitted in accordance with the applicable national statutes and administrations regulations.

The State Council or the securities regulatory authority authorized thereby shall approve an application for listing of shares which meets the requirements prescribed herein; and shall not approve any application which fails to meet the requirements prescribed herein.

Upon approval of its application for listing of shares, the company approved for listing shall make public its share listing report, and shall maintain its application documents at a designated place for inspection by the public.

Article 154. The shares of the company approved for listing shall be listed in accordance with the provisions of applicable laws and administrative regulations.

Article 155. Upon approval by the securities regulatory authority under the State Council, the shares of the company may be listed abroad, and the detailed measures shall be specially prescribed by the State Council.

Article 156. A listed company shall make public its financial conditions and operating conditions at regular intervals in accordance with the relevant laws and administrative regulations, and shall make public its financial and accounting reports semiannually in each fiscal year.

Article 157. The securities regulatory authority under the State Council shall suspend the trading of a listed company in any of the following circumstances:

(i) Matters such as the total share capital or the composition of equity ownership of the company have changed so that the company no longer meets the requirements for listing;

(ii) The company fails to make public its financial condition as required, or has made misrepresentations in its financial and accounting reports;

(iii) The company has engaged in material illegal act;

(iv) The company has been suffering losses for the most recent three consecutive years.

Article 158. Where a listed company is in a circumstance set forth in either Item (ii) or (iii) of the previous Article, and after investigation, it is confirmed that the circumstance is serious, or the listed company is in a circumstance set forth in either Item (i) or (iv) and has not been able to eliminate such circumstance within a prescribed time limit, and hence no longer meets the requirements for listing, the securities regulatory authority under the State Council shall issue a decision to de-list its shares.

Where the company is to be dissolved pursuant to a resolution, is ordered to cease its operation by the relevant authority in charge in accordance with the law, or is declared bankrupt, the securities regulatory authority under the State Council shall issue a decision to de-list its shares.

Chapter Five: Company Bonds

Article 159. For the purpose of financing production and operation, a joint stock limited company, a wholly state-owned company or a limited liability company established through investment by two or more state-owned enterprises or two or more state authorized investment entities may issue company bonds in accordance herewith.

Article 160. Company bonds referred to herein means a form of security which is issued by the company in accordance with legally prescribed procedure, and which provides that the principal thereof and interest thereon shall be paid at specified times.

Article 161. In order to issue company bonds, the following requirements must be met:

(i) The net assets of the company shall be not less than RMB30,000,000 Yuan in the case of a joint stock limited company, and not less than RMB60,000,000 Yuan in the case of a limited liability company;

(ii) The cumulative value of company bonds shall not exceed 40 percent of the company's net assets;

(iii) The average distributable profit for the most recent three years is sufficient to pay one year's interest on the company bonds;

(iv) The proceeds received shall be invested in a manner consistent with state industrial policy;

(v) The interest rate on the bonds shall not exceed the level of interest rate set by the State Council;

(vi) Other requirements prescribed by the State Council.

The proceeds from issuance of company bonds shall be used for the purpose approved by the approval authority, and may not be used to cover losses and non-operating expenditures.

Article 162. No additional company bonds may be issued in any of the following circumstances:

(i) Company bonds previously issued have not been fully subscribed for;

(ii) The fact that the company is in default of any of the previously issued company bonds or company debt or is late in payment of principal and interest has occurred, and is currently existing.

Article 163. Where a joint stock limited company or limited liability company is to issue company bonds, its board of directors shall prepare a plan and the shareholders' committee shall adopt a resolution on such matter.

Where a wholly state-owned company is to issue company bonds, the decision shall be made by the state authorized investment entity or state authorized department.

After a resolution has been adopted or a decision has been made pursuant to the previous two Paragraphs, the company shall apply to the securities regulatory authority under the State Council for approval.

Article 164. The overall volume of company bonds issue shall be determined by the State Council. In examining and approving application for company bonds issue, the securities regulatory authority under the State Council may not extend its approval beyond the volume set by the State Council.

The securities regulatory authority under the State Council shall approve an application for company bonds issue which complies with the provisions hereof, and shall not approve an application which fails to comply with the provisions hereof.

Where it has been discovered that an approval given for company bonds issue is not in compliance with the provisions hereof, such approval shall be revoked. If the company bonds have not been issued, the issue shall be terminated; if the company bonds have been issued, the issuing company shall return the proceeds paid by the subscribers together with the interest thereon as if they have been deposited in a bank for a like period.

Article 165. For an application to the securities regulatory authority under the State Council for company bonds issue, the following documents shall be submitted:

(i) the company's registration certificate;

(ii) the Articles of Association of the company;

(iii) the plan for company bonds offer;

(iv) the assets appraisal report and capital verification report.

Article 166. Upon approval of an application for company bonds issue, the plan for company bonds offer shall be made public.

The plan for company bonds offer shall set forth the following major items:

(i) the name of the company;

(ii) the total value of the bonds and the par value of each bond;

(iii) the rate of interest on the bonds;

(iv) the time limit and method for payment of the principal of and interest on the bonds;

(v) the commencing and ending date of the bonds issue;

(vi) the net assets value of the company;

(vii) the total value of issued and outstanding company bonds;

(viii) the underwriter of the company bonds.

Article 167. In the case of company bonds issue, the company must state on each bond certificate the name of the company, the par value of the bond, interest rate, and repayment period, and the bond certificate shall be signed by the chairman of the board, and the company's chop shall be impressed thereon.

Article 168. The company bonds may be classified as either registered bonds or bearer bonds.

Article 169. If the company has issued bonds, it shall maintain a record of bondholders.

If registered bonds are issued, the following shall be recorded on the company's record of bondholders:

(i) the name and domicile of each bondholder;

(ii) the dates on which the bondholders acquired the bonds and the serial numbers of the bond certificates;

(iii) the total value of the bonds, the par value of each bond, the interest thereon, the term thereof and method for payment of principal and interest;

(iv) the date of issue of the bonds.

If bearer company bonds are issued, the company's record of bondholders shall record the total value of such bonds, the interest rate thereon, the term thereof and the method for repayment, and the date of issue and the serial numbers of the bond certificates.

Article 170. Company bonds may be assigned. Assignment of company bonds shall be carried out at a lawfully established securities exchange.

The assignment price of company bonds shall be agreed upon between the assignor and the assignee.

Article 171. Assignment of registered bonds is effected by the bondholder's endorsement of the bonds or by other methods prescribed by the relevant national statutes or administrative regulations.

In the case of assignment of registered bonds, the company shall record the assignee's name and domicile on the record of bondholders.

Assignment of bearer bonds takes effect upon delivery thereof by the bondholder to the assignee at a lawfully established securities exchange.

Article 172. Upon adoption of a resolution by the Shareholder's General Meeting, a listed company may issue bonds which are convertible to its shares, and it shall prescribe the specific method for such conversion in the plan for company bonds offer.

In order to issue convertible company bonds, an application shall be submitted to the securities regulatory authority under the State Council for approval. In order to issue convertible company bonds, in addition to meeting the requirements for issue of bonds, the company shall also meet the requirements for issue of shares.

In the case of issue of convertible company bonds, the face of the bond certificate shall be marked with the word "Convertible," and the number of convertible company bonds shall be specified in the company's record of bondholders.

Article 173. Where convertible company bonds are issued, the company shall exchange its shares for the bonds held by the bondholders using the prescribed method of conversion, provided that the bondholders have the option on whether or not to convert their bonds.

Chapter Six: Financial And Accounting Affairs Of Company

Article 174. The company shall establish its financial and accounting system in accordance with the relevant national statutes, administrative regulations and the stipulations of the finance authority under the State Council.

Article 175. The company shall prepare its financial and accounting reports at the end of each fiscal year, which shall be reviewed and verified in accordance with the law.

The financial and accounting reports shall include the following financial and accounting statements and subsidiary statements:

(i) balance sheet;

(ii) income statement;

(iii) statement of cash flow;

(iv) explanation of financial conditions;

(v) statement of profit distribution;

Article 176. A limited liability company shall deliver its financial and accounting reports to each shareholder within the time limit prescribed by the Articles of Association.

The financial and accounting reports of a joint stock limited company shall be available at the company's premises for shareholders' inspection as from the 20th day prior to the annual meeting of Shareholder's General Meeting.

A joint stock limited company established through public share offer shall make public its financial and accounting reports.

Article 177. In distribution of its current year after-tax profit, the company shall allocate 10 percent to its statutory reserve fund, 5 to 10 percent to its statutory welfare fund. Allocation to the company's statutory reserve fund may be waived once the cumulative amount of funds therein exceeds 50 percent of the company's registered capital.

Where the statutory reserve fund is not sufficient to cover the company's loss from the previous year, the current year profit shall be used to cover such loss before allocation is made to the statutory reserve fund and the statutory welfare fund pursuant to the previous Paragraph.

After allocation to the statutory reserve fund has been made from the after-tax profit of the company, and upon adoption of a resolution by the shareholders' committee, allocation may be made to the discretionary reserve fund.

After the company has covered its losses, and made allocation to the reserve funds and statutory welfare fund, the remainder of the profit shall be distributed to the shareholders in proportion to their capital contribution in the case of a limited liability company, and in proportion to their share holdings in the case of a joint stock limited company.

If the shareholders' committee or the board of directors, in violation of the previous Paragraph, distributes profit to the shareholders before covering company losses and making allocation to company statutory reserve fund and statutory welfare fund, the profit so distributed must be returned to the company.

Article 178. The premium received by a joint stock limited company through issuance of shares at prices above par value in accordance herewith, as well as other incomes to be allocated to the capital reserve fund as stipulated by the finance authority under the State Council, shall be allocated to the capital reserve fund.

Article 179. The reserve funds of the company shall be used to cover company losses, expand its production and operation, or be converted to the company's increased capital.

Where a joint stock limited company, upon adoption of a resolution by the Shareholder's General Meeting, is to convert the reserve funds into company capital, new shares shall be distributed to the shareholders in proportion to their original share holdings, or the par value of each share shall be increased. Provided, however, upon conversion of statutory reserve fund into capital, the amount remaining in the statutory reserve fund may not fall below 25 percent of the registered capital.

Article 180. The statutory welfare fund allocated by the company shall be used for the collective welfare of the workers thereof.

Article 181. The company may not establish any separate accounting book besides the accounting books prescribed by law. The company's assets may not be deposited into any account established under an individual's name.

Chapter Seven: Merger And Division Of Company

Article 182. If the company is to undergo merger or division, its shareholders' committee shall adopt a resolution.

Article 183. The merger or division of a joint stock limited company is subject to approval by the department authorized by the State Council or the People's Government at the provincial level.

Article 184. Companies may be merged in two forms, i.e. merger by absorption and merger by consolidation.

One company absorbing another company is merger by absorption, and the company being absorbed shall be dissolved. Merger of two or more Companies through establishment of a new company is a consolidation, and the companies being consolidated shall be dissolved.

In a merger of companies, the companies shall execute a merger agreement, and prepare their respective balance sheets and schedules of assets. The companies shall notify their creditors within 10 days of adoption of merger resolutions, and shall publish a notice at least 3 times in a newspaper within 30 days. Creditors are entitled to claim full payment of the debts of the companies or require the provision of appropriate assurances within 30 days of receipt of the notice, or within 90 days of publication of the first notice if such creditors did not receive the notice. The companies may not be merged unless debts are fully paid or appropriate assurances are provided.

Once the companies are merged, the creditor's rights and debtor's liabilities of the merged companies shall be assumed by the surviving company or the newly formed company after merger.

Article 185. Where the company is to undergo division, its assets shall be divided accordingly.

In dividing the company, a balance sheet and a schedule of assets shall be prepared. The company shall notify its creditors within 10 days of adoption of a division resolution, and shall publish a notice at least 3 times in a newspaper within 30 days. Creditors are entitled to claim full payment of the company's debts or require the provision of appropriate assurances within 30 days of receipt of the notice, or within 90 days of publication of the first notice if such creditors did not receive the notice.

The company may not be divided unless debts are fully paid or appropriate assurances are provided.

The liabilities of the company prior to its division shall be assumed by the companies resulting from the division according to the agreement reached among them.

Article 186. Where the company needs to reduce its registered capital, a balance sheet and a schedule of assets must be prepared.

The company shall notify its creditors within 10 days of adoption of a resolution to reduce its registered capital, and shall publish a notice at least 3 times in a newspaper within 30 days. Creditors are entitled to claim full payment of the company's debts or require the provision of appropriate assurances within 30 days of receipt of the notice, or within 90 days of publication of the first notice if such creditors did not receive the notice.

After capital reduction, the company's registered capital may not fall below the statutory minimum capital level.

Article 187. When a limited liability company is to increase its registered capital, after subscription for the newly increased capital, the shareholders shall make capital contribution in accordance with the provisions hereof concerning capital contribution for the establishment of a limited liability company.

When a joint stock limited company is to issue new shares for the purpose of increasing its registered capital, the shareholders' subscription for the new shares shall be carried out in accordance with the provisions hereof concerning payment of share proceeds for the establishment of a joint stock limited company.

Article 188. In the case of merger or division of the company, where any registered item requires change, amendment registration shall be carried out with the company registration authority in accordance with the law; where the company is dissolved, company de-registration shall be carried out in accordance with the law; where a new company is established, establishment registration shall be carried out in accordance with the law.

Where the company is to increase or reduce its registered capital, a amendment registration shall be carried out with the company registration authority in accordance with the law.

Chapter Eight: Bankruptcy, Dissolution And Liquidation Of Company

Article 189. Where the company is adjudged bankrupt in accordance with the law due to its failure to repay debts when due, the People's Court shall organize the shareholders, the relevant authorities and professionals to establish a liquidating

committee to carry out the company's bankruptcy liquidation in accordance with the provisions of the applicable laws.

Article 190. The company may be dissolved in any of the following circumstances:

(i) the term of operation prescribed by the company's Articles of Association has expired, or any other cause for dissolution prescribed by the company's Articles of Association has occurred;

(ii) the shareholders' committee has adopted a resolution for dissolution;

(iii) dissolution is required due to merger or division of the company.

Article 191. Where the company is to be dissolved pursuant to Item (i) or (ii) of the previous Article, a liquidating committee shall be formed within 15 days; the liquidating committee of a limited liability company shall be composed of its shareholders, and members of the liquidating committee of a joint stock limited company shall be determined by the Shareholder's General Meeting; where the company fails to form a liquidating committee to carry out liquidation within the prescribed time limit, its creditors may petition the People's Court to appoint the relevant persons to form a liquidating committee to carry out liquidation. The People's Court shall accept such petition, and promptly appoint members of the liquidating committee to carry out liquidation.

Article 192. Where the company is ordered to terminate due to its violation of law or administrative regulations, the company shall be dissolved, and the relevant department in charge shall organize the shareholders, the relevant authority and related professionals to form a liquidating committee to carry out liquidation.

Article 193. The liquidating committee shall exercise the following authorities in the course of liquidation:

(i) identifying the company's assets, and preparing a balance sheet and a schedule of assets respectively;

(ii) notifying creditors through notice or public announcement;

(iii) handling the company's ongoing businesses which are related to liquidation;

(iv) making full payment of taxes owed;

(v) identifying the company's creditor's rights and debtor's liabilities;

(vi) disposing of the remaining assets after full payment of company debts;

(vii) participating in civil actions on behalf of the company.

Article 194. The liquidating committee shall notify creditors within 10 days of its establishment, and shall make a public announcement in a newspaper at least 3 times within 60 days. Creditors shall file their creditor's rights with the liquidating committee within 30 days of receipt of the notice, and within 90 days of publication of the first notice if such creditors did not receive the notice.

In filing for creditor's rights, the creditors shall state the relevant matters relating to the creditor's rights, and provide supporting materials. The liquidating committee shall record such creditor's rights.

Article 195. After identifying the company's assets and preparing the balance sheet and schedule of assets, the liquidating committee shall prepare a liquidating plan, which shall be submitted to the shareholders' committee or the relevant authority for ratification.

Where the company's assets are sufficient for payment of company debts, such assets shall be paid out in the following order: payment of liquidating expenses, payment of wages and expenses for labor insurance of the workers, payment of taxes owed, and payment of company debts.

After payments have been made in accordance with the previous Paragraph, the remaining assets shall be distributed to the shareholders in proportion to their shares of capital contribution in the case of a limited liability company, and in proportion to their share holdings in the case of a joint stock limited company.

In the course of liquidation, the company may not conduct new business. Before payments have been made in accordance with Paragraph 2 above, the assets of the company may not be distributed to the shareholders.

Article 196. Where the company commences liquidation due to its dissolution, and after identification of company assets and preparation of the balance sheet and schedule of assets, the liquidating committee discovers that the company does not have sufficient assets to fully repay company debts, the liquidating committee shall immediately file a bankruptcy application with the People's Court.

Once the company is adjudged bankrupt by a ruling of the People's Court, the liquidating committee shall transfer the liquidating affairs to the People's Court.

Article 197. Upon completion of the company's liquidation, the liquidating committee shall prepare a liquidating report, which shall be submitted to the shareholders' committee or the relevant authority for ratification, and upon ratification, the liquidating committee shall submit such report to the company registration authority to apply for company de-registration, and make a public announcement of the company's termination. Where the company fails to apply for company de-registration,

the company registration authority shall revoke its business license and make a public announcement.

Article 198. Members of the liquidating committee shall faithfully perform their duties and carry out their liquidating obligations in accordance with the law.

Members of the liquidating committee may not abuse their authorities by accepting bribes or receiving other illegal income, and may not misappropriate company assets.

A committee member who causes loss to the company or its creditors due to his intentional misconduct or gross negligence shall be liable for damages.

Chapter Nine: Branch Of Foreign Company

Article 199. Foreign companies may establish branches within China to conduct business in accordance herewith.

A foreign company referred to herein means the company registered and established outside China under foreign laws.

Article 200. In order to establish a branch within China, a foreign company must submit an application to the Chinese authority in charge, together with the relevant documents such as its Articles of Association, the company registration certificate issued in its home country, etc. Upon approval, it shall carry out registration with the company registration authority and be issued a business license.

The examination and approval procedure for branches of foreign companies shall be separately prescribed by the State Council.

Article 201. In order to establish a branch within China, a foreign company must appoint a representative or agent in charge of such branch within China, and fund its branch as appropriate in light of the nature of its intended business.

Where operation of certain branches of foreign companies is subject to a minimum level of funding, such level shall be prescribed by the State Council separately.

Article 202. The branch of a foreign company shall identify the nationality and form of liability in its name.

The branch of a foreign company shall maintain the Articles of Association of such foreign company on its premises.

Article 203. A foreign company is a foreign legal person, and its branch established within China does not have the status of a Chinese legal person.

A foreign company shall bear civil liabilities in respect of the business conducted by its branch within China.

Article 204. While conducting business within China, the branch of a foreign company established after approval must abide by the law of China, and may not harm the public interest of China, and its legal rights and interests are protected by Chinese law.

Article 205. When a foreign company cancels its branch within China, such company must fully repay the debts thereof in accordance with the law and carry out liquidation in accordance with the provisions hereof concerning company liquidation procedure. The company may not transfer the assets of such branch abroad prior to full repayment of its debts.

Chapter Ten: Legal Liabilities

Article 206. In the case of company registration, where an applicant obtains company registration in violation hereof by making false statement of registered capital, submitting false certificates or by concealing material facts through other fraudulent means, the company shall be ordered to make rectification, and in case false statement of registered capital was made, the company shall be fined not less than 5 percent but not more than 10 percent of the amount of registered capital falsely stated; the company submitting false certificates or concealing material facts shall be fined not less than 10,000 Yuan but not more than 100,000 Yuan; where the circumstances are serious, the company registration shall be revoked. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 207. In the case of issue of company shares or bonds, where the prospectus, subscription form, or plan for company bonds offer is falsely prepared, the issuing activities shall be ordered to cease, and an order shall be issued for the return of the proceeds received together with interest thereon, and a fine of not less than 1 percent but not more than 5 percent of the proceeds illegally received shall be imposed. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 208. In the case of capital contribution, where the sponsors or shareholders falsify capital contribution by failing to pay money, to deliver tangible goods or to transfer property rights, thus defrauding the creditors or the public, rectification shall be ordered, and such persons shall be fined not less than 5 percent but not more than 10 percent of the amount of capital contribution falsified. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 209. Where the sponsors or shareholders of the company withdraw their capital contribution after the establishment of the company, they shall be ordered to make rectification, and such persons shall be fined not less than 5 percent but not

more than 10 percent of the amount of capital contribution withdrawn. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 210. Where the company issues company shares or bonds on its own without approval by the appropriate authorities provided for herein, the issuing activities shall be ordered to cease, and the proceeds received, together with interest thereon, shall be returned, and a fine of not less than 1 percent but not more than 5 percent of the proceeds illegally received shall be imposed. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 211. Where the company, in violation hereof, establishes another set of accounting books besides those prescribed by law, it shall be ordered to make rectification, and the company shall be fined not less than 10,000 Yuan but not more than 100,000 Yuan. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Where company assets are deposited into an account established under an individual's name, the illegal gain shall be confiscated, and a fine of not less than 2 times but not more than 5 times of the illegal gain shall be imposed. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 212. Where the company provides to its shareholders and the public financial and accounting reports which are false or which conceal material facts, a fine of not less than 10,000 Yuan but not more than 100,000 Yuan shall be imposed on the supervisor directly in charge and the other person(s) directly responsible. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 213. Where, in violation hereof, state-owned assets are converted into shares at low prices or sold to individuals at low prices, or distributed to individuals without compensation, administrative penalty shall be imposed on the supervisor directly in charge and the other person(s) directly responsible. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 214. Where the directors, supervisors, or the general manager abuse their authorities by accepting bribes or receiving other illegal income, or convert company assets, any such illegal gain shall be confiscated, and they shall be ordered to return the company assets and shall be disciplined by the company. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Where a director or the general manager misappropriates company funds or loan company funds to third parties, he shall be ordered to return the company funds and shall be disciplined by the company, and the income derived from such transaction

shall be turned over to the company. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Where, in violation hereof, the directors or the general manager gives company assets as security for the personal debts of any director of the company or any other person, the security arrangement shall be ordered to be canceled, and such persons shall be held liable for damages in accordance with the law, and the income derived from the illegal provision of security shall be turned over to the company. Where the circumstance is serious, such persons shall be disciplined by the company.

Article 215. Where, in violation hereof, a director or the general manager engages in the same business as the company either for his own account or for another person's account, in addition to turning over any income so derived to the company, such person may also be disciplined by the company.

Article 216. Where the company fails to make allocation to the statutory reserve fund and statutory welfare fund in accordance herewith, such company shall be ordered to make full allocation to the required funds, and a fine of not less than 10,000 Yuan but not more than 100,000 Yuan may be levied on the company.

Article 217. Where the company fails to notify creditors through notice or public announcement in accordance herewith while carrying out merger, division, reduction of registered capital, or liquidation, it shall be ordered to make rectification, and the company shall be fined not less than 10,000 Yuan but not more than 100,000 Yuan.

Where in the course of liquidation, the company conceals its assets, makes false statements in its balance sheet or schedule of assets, or distributes company assets prior to full repayment of company debts, it shall be ordered to make rectification, and the company shall be fined not less than 1 percent but not more than 5 percent of the value of the concealed assets, or the value of the assets distributed prior to full repayment of company debts. A fine of not less than 10,000 Yuan but not more than 100,000 Yuan shall be imposed on the supervisor directly in charge and the other person(s) directly responsible. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 218. Where the liquidating committee fails to submit the liquidating report to the company registration authority in accordance herewith, or conceals any material fact or makes any material omission in the liquidating report submitted, it shall be ordered to make rectification.

Where a member of the liquidating committee abuses his authority to engage in fraudulent activity for private gain, to obtain illegal income or convert company assets, such member shall be ordered to return the company assets, and the illegal income shall be confiscated, and such member may be fined not less than 2 times but not

more than 5 times the illegal income. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 219. Where an institution conducting assets appraisal, capital verification, or testing and verification provides a false certificate, the illegal income so derived shall be confiscated, and a fine of not less than 2 times but not more than 5 times the illegal income shall be imposed, and the relevant authority in charge may order such institution to cease operation, and revoke the qualification certificates of the persons directly responsible. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Where an institution conducting assets appraisal, capital verification or testing and verification provides a report with material omission due to its negligence, it shall be ordered to make rectification, and where the circumstance is relatively serious, a fine of not less than 2 times but not more than 3 times the income so derived shall be imposed, and the relevant authority in charge may order such institution to cease operation, and revoke the qualification certificates of the persons directly responsible.

Article 220. Where the relevant authority in charge authorized by the State Council approves an application for the establishment of the company which fails to meet the requirements prescribed herein, or approves an application for issue of shares which fails to meet the requirements prescribed herein, and the circumstance is serious, administrative penalty shall be imposed on the supervisor directly in charge and the other person(s) directly responsible in accordance with the law. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 221. Where the securities regulatory authority under the State Council approves an application for share offer, share listing, or bonds issue which fails to meet the requirements prescribed herein, and the circumstance is serious, administrative penalty shall be imposed on the supervisor directly in charge and the other person(s) directly responsible in accordance with the law. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 222. Where the company registration authority grants registration to an application which fails to meet the requirements prescribed herein, and the circumstance is serious, administrative penalty shall be imposed on the supervisor directly in charge and the other person(s) directly responsible in accordance with the law. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 223. Where the department in charge of the company registration authority compels it to grant registration to an application which fails to meet the requirements prescribed herein, or engages in cover up for an illegal registration, administrative penalty shall be imposed on the supervisor directly in charge and the other person(s)

directly responsible in accordance with the law. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 224. Where an entity passes itself off as a limited liability company or joint stock limited company while not registered as such in accordance with the law, it shall be ordered to make rectification or such entity shall be closed down, and a fine of not less than 10,000 Yuan but not more than 100,000 Yuan may be imposed. Where such action constitutes a crime, criminal liability shall be imposed in accordance with the law.

Article 225. Where the company fails to commence operation for more than 6 months without proper cause, or suspends operation on its own without proper cause for more than 6 consecutive months after commencement of operation, the company registration authority shall revoke its company business license.

Where the company fails to carry out amendment registration in accordance herewith when a registered item of the company has changed, it shall be ordered to register within a prescribed time limit, and where the company has not carried out registration after expiration of the time limit, a fine of not less than 10,000 Yuan but not more than 100,000 Yuan shall be imposed.

Article 226. Where, in violation hereof, a foreign company establishes a branch within China without approval, it shall be ordered to make rectification, or such branch shall be ordered to terminate, and a fine of not less than 10,000 Yuan but not more than 100,000 Yuan may be imposed.

Article 227. Where a relevant authority performing approval function hereunder fails to approve an application which meets conditions prescribed by law, or the company registration authority fails to grant registration to an application which meets conditions prescribed by law, the affected party may apply for administrative review or institute an administrative action in accordance with the law.

Article 228. Where the company violates of this Law, and is therefore liable for civil damages as well as for an administrative fine or criminal fine, and its assets are not sufficient to cover both, its assets shall first be used to cover the civil liability for damages.

Chapter Eleven: Supplementary Provisions

Article 229. Companies registered and established prior to the implementation of this Law, in accordance with law, administrative regulations, local regulations, and the Standard Opinions Concerning Limited Liability Companies and the Standard Opinions Concerning Joint Stock Limited Companies formulated by the relevant authority in charge under the State Council, shall remain in existence, provided that those companies which do not meet all the conditions prescribed herein shall meet

such conditions within the time limit prescribed. Detailed implementing measures shall be formulated by the State Council separately.

In the case of a Joint Stock Limited Liability Company in the high and new technology category, the ratio of capital contribution in the form of industrial technology and non-patented proprietary technology by sponsors as a percentage of registered capital, the conditions for issuance of new shares or initial public offering shall be separately stipulated by the State Council.

Article 230. This Law shall become operative as of July 1, 1994.

(8)

国务院关于股份有限公司境外募集股份及上市的特别规定

【颁布单位】国务院办公厅
【颁布日期】1994/08/04
【实施日期】1994/08/04
【文号】国务院令第 160 号

第一条　为适应股份有限公司境外募集股份及境外上市的需要，根据《中华人民共和国公司法》第八十五条、第一百五十五条，制定本规定。

第二条　股份有限公司经国务院证券委员会批准，可以向境外特定的、非特定的投资人募集股份，其股票可以在境外上市。

本规定所称境外上市，是指股份有限公司向境外投资人发行的股票，在境外公开的证券交易场所流通转让。

第三条　股份有限公司向境外投资人募集并在境外上市的股份(以下简称境外上市外资股)，采取记名股票形式，以人民币标明面值，以外币认购。

境外上市外资股在境外上市，可以采取境外存股证形式或者股票的其他派生形式。

第四条　国务院证券委员会或者其监督管理执行机构中国证券监督管理委员会，可以与境外证券监督管理机构达成谅解、协议，对股份有限公司向境外投资人募集股份并在境外上市及相关活动进行合作监督管理。

第五条　股份有限公司向境外投资人募集股份并在境外上市，应当按照国务院证券委员会的要求提出书面申请并附有关材料，报经国务院证券委员会批准。

第六条　国有企业或者国有资产占主导地位的企业按照国家有关规定改建为向境外投资人募集股份并在境外上市的股份有限公司，以发起方式设立的，发起人可以少于 5 人；该股份有限公司一经成立，即可以发行新股。

第七条　向境外投资人募集股份并在境外上市的股份有限公司(以下简称公司)向境内投资人发行的股份(以下简称内资股)，采取记名股票形式。

第八条　经国务院证券委员会批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。

公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自国务院证券委员会批准之日起15个月内分别实施。

第九条　公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足的，经国务院证券委员会批准，也可以分次发行。

第十条　公司发行计划确定的股份未募足的，不得在该发行计划外发行新股。公司需要调整发行计划的，由股东大会作出决议，经国务院授权的公司审批部门核准后，报国务院证券委员会审批。

公司增资发行境外上市外资股与前一次发行股份的间隔期间，可以少于12个月。

第十一条　公司在发行计划确定的股份总数内发行境外上市外资股，经国务院证券委员会批准，可以与包销商在包销协议中约定，在包销数额之外预留不超过该次拟募集境外上市外资股数额15%的股份。预留股份的发行，视为该次发行的一部分。

第十二条　公司分别发行境外上市外资股和内资股的计划，应当在公司各次募集股份的招股说明材料中全面、详尽披露。对已经批准并披露的发行计划进行调整的，必须重新披露。

第十三条　国务院证券委员会会同国务院授权的公司审批部门，可以对公司章程必备条款作出规定。

公司章程应当载明公司章程必备条款所要求的内容；公司不得擅自修改或者删除公司章程中有关公司章程必备条款的内容。

第十四条　公司应当在公司章程中载明公司的营业期限。公司的营业期限，可以为永久存续。

第十五条　公司章程对公司及其股东、董事、监事、经理和其他高级管理人员具有约束力。

公司及其股东、董事、监事、经理和其他高级管理人员均可以依据公司章程主张权利，提出仲裁或者提起诉讼。

本条第一款、第二款所称其他高级管理人员包括公司财务负责人、董事会秘书和公司章程规定的其他人员。

第十六条　依法持有境外上市外资股、其姓名或者名称登记在公司的股东名册上的境外投资人，为公司的境外上市外资股股东。

境外上市外资股的权益拥有人可以依照境外上市外资股股东名册正本存放地或者境外上市地的法律规定，将其股份登记在股份的名义持有人名下。

境外上市外资股股东名册为证明境外上市外资股股东持有公司股份的充分证据；但是有相反证据的除外。

第十七条　依据本规定第四条所指的谅解、协议，公司可以将境外上市外资股股东名册正本存放在境外，委托境外代理机构管理；公司应当将境外代理机构制作的境外上市外资股股东名册的副本备置于公司的住所。受委托的境外代理机构应当随时保证境外上市外资股股东名册正本、副本的一致性。

第十八条　境外上市外资股股东名册正本的更正需要依据司法裁定作出的，可以由名册正本存放地有管辖权的法院裁定。

第十九条　境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

第二十条　公司召开股东大会，应当于会议召开45日前发出书面通知，将会议拟审议的事项以及会议日期和地点告知所有在册股东。

拟出席股东大会的股东应当于会议召开20日前，将出席会议的书面回复送达公司。

书面通知和书面回复的具体形式由公司在公司章程中作出规定。

第二十一条　公司召开股东大会年会，持有公司有表决权的股份5%以上的股东有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。

第二十二条　公司根据股东大会召开前20日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数二分之一的，公司可以召开股东大会；达不到的，公司应当于5日内将会议拟审议的事项、会议日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。

第二十三条　公司的董事、监事、经理和其他高级管理人员对公司负有

诚信和勤勉的义务。

前款所列人员应当遵守公司章程，忠实履行职务，维护公司利益，不得利用在公司的地位和职权为自己谋取私利。

第二十四条　公司应当聘用符合国家有关规定的、独立的会计师事务所，审计公司的年度报告，并复核公司的其他财务报告。

公司应当向其聘用的会计师事务所提供有关资料和答复询问。

公司聘用会计师事务所的聘期，自公司本次股东年会结束时起至下次股东年会结束时止。

第二十五条　公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。

会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。

第二十六条　公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报中国证券监督管理委员会备案。

第二十七条　公司向境外上市外资股股东支付股利以及其他款项，以人民币计价和宣布，以外币支付。公司所筹集的外币资本金的结汇和公司向股东支付股利以及其他款项所需的外币，按照国家有关外汇管理的规定办理。

公司章程规定由其他机构代为兑换外币并付给股东的，可以依照公司章程的规定办理。

第二十八条　公司所编制的向境内和境外公布的信息披露文件，内容不得相互矛盾。

分别依照境内、境外法律、法规、证券交易场所规则的规定，公司在境内、境外或者境外不同国家和地区披露的信息有差异的，应当将差异在有关的证券交易场所同时披露。

第二十九条　境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事和经理之间，境外上市外资股股东与内资股股东之间发生的与公司章程规定的内容以及公司其他事务有关的争议，依照公司章程规定的解决方式处理。

解决前款所述争议，适用中华人民共和国法律。

第三十条　本规定自发布之日起施行。

Special Regulation of the State Council on Limited Companies Raising Equity Capital and Listed Abroad

Ref. No.: G.W.Y.L. No.160

(Promulgated by General Office of the State Council on August 4, 1994 and effective as of August 4, 1994)

Article 1
This regulation is formulated according to Article 85 and Article 155 of Company Law of The People's Republic of China to meet the needs of limited companies raising equity capital and listed abroad.

Article 2
Subject to the approval of the State Council Securities Commission, limited companies may raise equity capital from specified or non-specified investors and sell their shares abroad.

The shares hereof allowed to be listed abroad refer to the shares issued by a Chinese limited company to overseas investors, which can be transacted and transferred at the stock exchange abroad.

Article 3
The equity capital raised by a limited company from overseas investors and listed at overseas stock exchanges (hereinafter referred to as "overseas-listed foreign capital shares") will be registered shares, denominated in Renminbi, subscribed for, bought and sold in a foreign currency.

Overseas-listed foreign capital shares can take the form of stock certificate or other stock derivatives.

Article 4
The State Council Securities Commission or its supervision and administration enforcement organization, the China Securities Regulatory Commission, may reach understanding and agreement with overseas securities regulatory authority on joint supervision and administration of limited companies in their raising equity capital, getting listed aboard and related activities.

Article 5
Any limited company intending to raising equity capital and going public aboard shall

submit, as required by the State Council Securities Commission, an application in writing together with relevant documents, for the examination and approval of the State Council Securities Commission.

Article 6
For state-owned enterprises or enterprises dominated by state assets restructured as limited companies according to state regulation that raise equity capital from overseas investors and are listed abroad, if they are incorporated in the form of initiation, the initiators can be fewer than five; Upon the incorporation of the limited company, it is allowed to issue new shares.

Article 7
The shares issued to domestic investors (hereinafter referred to as "domestic capital shares") by a limited company that raises equity capital from overseas investors and goes public abroad (hereinafter referred to as "company") shall be registered shares.

Article 8
The board of directors of a company can make respective arrangements for the issue plan of overseas-listed foreign capital shares and that of domestic capital shares that have been approval by the State Council Securities Commission.

The issue plan of overseas-listed foreign capital shares and domestic capital shares, as indicated in the previous paragraph, may be carried out within 15 days from the approval of the State Council Securities Commission.

Article 9
If a company issues both overseas-listed foreign capital shares and domestic capital shares in the total number of shares stipulated in the issue plan, it shall issue all the shares once; however, if it is cannot raise all the equity capital through one issue, it is allowed to issue shares through several issues upon the approval of the State Council Securities Commission.

Article 10
If the equity capital stipulated in the issue plan is not fully raised, the company is not allowed to issue new shares beyond the issue plan. If the company needs to adjust the issue plan, a relevant resolution shall be passed by the shareholders' meeting. Then the application shall be submitted to the company approval authority delegated by the State Council for approval. Finally, the application will be examined and approved by the State Council Securities Commission.

The interval between the company's issue of overseas-listed foreign capital shares for increase of equity capital and the previous issue of shares may be shorter than 12 months.

Article 11
When a company is to issue overseas-listed foreign capital shares below the amount stipulated in the issue plan, with the approval of the State Council Securities Commission, the company may reach agreement with the exclusive sales agent in the exclusive sales contract that no more than 15% of the current issue of overseas-listed foreign capital shares should be reserved beyond the number stipulated in the exclusive sales contract. The issue of the reserved shares shall be deemed a part of the current issue.

Article 12
The company shall disclose in detail its issue plan of overseas-listed foreign capital shares and domestic capital shares in its prospectus about its raising equity capital. If the issue plan approved and disclosed has been adjusted, the new plan should be disclosed.

Article 13
The State Council Securities Commission and the company examination and approval authority empowered by the State Council can formulate regulations on the mandatory provisions of the articles of association of the company.

The articles of association of the company shall include the contents as required by the mandatory provisions of the articles of association; the company may not alter or delete the contents as required by the mandatory provisions of the articles of association.

Article 14
The company shall indicate its business term in the articles of association. The business term may be perpetually existing.

Article 15
The articles of association has binding force on the company, its shareholders, directors, supervisors, managers and other officials.

The company, its shareholders, directors, supervisors, managers and other officials may claim its/their rights, apply for arbitration or file lawsuit according to the articles of association of the company.

"Other officials" mentioned in paragraph 1 and 2 of this article include the financial officer, secretary of the board of directors and other personnel specified in the articles of association of the company.

Article 16
Overseas investors who hold overseas-listed foreign capital shares legally and have their names registered on the Shareholders' Register of the company are the

company's overseas-listed foreign capital shareholders.

The owner of overseas-listed foreign capital shares can have his shares registered under the name of a nominal holder of the shares according to the law and regulations of the locality where the original of the overseas-listed foreign capital shareholders' register is placed or the shares are listed.

The overseas-listed foreign capital shareholders' register constitutes ample evidence that overseas-listed foreign capital shareholders hold the company's shares unless there is opposite evidence.

Article 17
According to the understanding and agreement mentioned in Article 4 hereof, the company may place the original of the overseas-listed foreign capital shareholders' register abroad in the custody of an overseas agent; the company shall place the duplicate of the overseas-listed foreign capital shareholders' register made by the overseas agent at the registered address of company. The commissioned overseas agent shall ensure the identity of the original and the duplicate of the overseas-listed foreign capital shareholders' register.

Article 18
If a judicial award is needed for the amendment of the overseas-listed foreign capital shareholders' register, the award may be given by a court which has jurisdiction over the locality where the original of the overseas-listed foreign capital shareholders' register is stored.

Article 19
If any overseas-listed foreign capital shareholder loses his share certificates and needs to new share certificates, the law, the regulation of the stock exchange and other regulations at the locality where the original of the overseas-listed foreign capital shareholders' register is placed shall apply.

Article 20
To convene a shareholders' meeting, the company shall send a written notice 45 days in advance, informing all the shareholders on the register of the issues on the agenda as well as the date and place of the meeting.

Shareholders planning to attend the shareholders' meeting shall send a written attendance reply to the company 20 days in advance.

The form of the written notice and the written reply shall be stipulated in the articles of association of the company.

Article 21

At the annual shareholders' meeting, any shareholder owning more than 5% of the voting shares has the right to put forward a new proposal in writing. The company shall include the issues of the proposal that are within the responsibility of the shareholders' meeting in the agenda of the meeting.

Article 22
Based on the written replies received 20 days before the shareholders' meeting, the company will calculate the number of voting shares represented by the shareholders planning to attend the shareholders' meeting. When the voting shares represented by the shareholders planning to attend the meeting reach half of the total voting shares of the company, the company may convene a shareholders' meeting. Otherwise, the company shall inform shareholders in the form of public announcement of the issues on the agenda, date and place of the meeting within 5 days. Having given the public announcement, the company may convene the shareholders' meeting.

Article 23
The directors, supervisors, managers and other officials of the company shall have an obligation of showing good faith and diligence o the company.

The personnel listed in the previous paragraph hereof shall observe the articles of association, fulfill their duties faithfully, protect the company's interest, and must not use his position and power granted by the company to pursue selfish ends.

Article 24
The company shall hire an independent certified public accountants office that satisfies government regulations to audit the annual report of the company and to review other financial reports of the company.

The company shall provide the certified public accountants office hired with relevant information and replies for inquiries.

The service term of the certified public accountants office hired by the company lasts from the end of the current annual shareholders' meeting to the end of the next annual shareholders' meeting.

Article 25
If the company intends to terminate or not to renew the contract with the certified public accountants office, it shall advise the certified public accountants office in advance. The certified public accountants office has the right to state its opinion at the shareholders' meeting.

If the certified public accountants office intends to terminate the contract, it shall state at the shareholders' meeting whether the company has improper acts.

Article 26
The decision as to hire, dismiss or not to renew the contract with a certified public accountants office shall be made by the shareholders' meeting and filed to China Securities Regulatory Commission for file.

Article 27
The dividends and other proceeds paid by the company to overseas-listed foreign capital shareholders shall be priced and announced in Renminbi and paid in a foreign currency. The foreign exchange settlement for the foreign currency equity capital raised by the company and the foreign currency needed to pay dividends to shareholders and other proceeds shall by dealt with according to foreign exchange administrative regulations of the Chinese authority.

Where it is provided in the articles of association that another organization shall exchange foreign currency for the Company to pay the shareholders, the relevant provisions of the articles of association will be followed.

Article 28
The domestic-oriented and the overseas-oriented disclosure information compiled by the company shall be consistent in content.

If there is difference between the information disclosed in China and that disclosed overseas, or between different countries/regions, which is in conformity respectively with the regulations of Chinese law and regulation, foreign law and regulation, and the regulation of the stock exchange, the difference shall be disclosed simultaneously at the relevant stock exchanges.

Article 29
Any dispute arises between the overseas-listed foreign capital shareowners and the company, between the overseas-listed foreign capital shareowners and the company's directors, supervisors and manager, between overseas-listed foreign capital shareowners and the domestic capital shareholders that is related to the issues stipulated in the articles of association and other issues of the company shall be settled in the way stipulated in the articles of the association of the company.

The law of the People's Republic of China will govern the settlement of any dispute mentioned in the previous paragraph.

Article 30
This regulation will enter into force on the date of promulgation.

关于执行《到境外上市公司章程必备条款》的通知

【颁布单位】 国务院证券委员会\国家经济体制改革委员会
【颁布日期】 19940827
【实施日期】 19940827
【文号】 证委发(1994)21 号

各省、自治区、直辖市及计划单列市人民政府，国务院各部委、各直属机构：

为适应股份有限公司向境外募集股份和到境外上市的需要，规范到境外上市的股份有限公司的行为，国务院证券委、国家体改委根据《国务院关于股份有限公司境外募集股份及上市的特别规定》第十三条，制定了《到境外上市公司章程必备条款》（以下简称《必备条款》），现印发给你们，请遵照执行。

到境外上市的股份有限公司（以下简称“到境外上市公司”），应当在其公司章程中载明《必备条款》所要求的内容，并不得擅自修改或者删除《必备条款》的内容。到境外上市公司可以根据具体情况，在其公司章程中规定《必备条款》要求载明以外的、适合本公司实际需要的其他内容，也可以在不改变《必备条款》规定含意的前提下，对《必备条款》作文字和条文顺序的变动。《必备条款》中明确规定到香港上市的股份有限公司章程所应当载明的内容，无须载入到香港以外的其他地区或者国家上市的股份有限公司的公司章程。

《必备条款》自本通知印发之日起执行。在此之前已经获得批准的到境外上市公司的公司章程不符合《必备条款》规定要求的，有关公司应当在本通知发出后的第一次股东年会上，对其公司章程作出相应修改。

附件：《到境外上市公司章程必备条款》

第一章 总 则

第一条 本公司系依照《中华人民共和国公司法》（简称《公司法》）、《国务院关于股份有限公司境外募集股份及上市的特别规定》（简称《特别规定》）和国家其他有关法律、行政法规成立的股份有限公司。

公司经〔批准机关和批准文件名称〕批准，于〔设立日期〕，以发起方式〔或募集方式〕设立，于〔登记日期〕在〔公司登记机关所在地名〕工商行政管理局注册登记，取得公司营业执照。公司的营业执照号码为：〔号码数字〕

公司的发起人为：〔发起人全称〕

第二条　公司注册名称：〔中文全称〕

〔英文全称〕

第三条　公司住所：〔公司住所全称，邮政编码，电话、电传号码〕

第四条　公司的法定代表人是公司董事长。

第五条　公司的营业期限为〔年数〕年〔或公司为永久存续的股份有限公司〕。

第六条　公司章程自公司成立之日起生效。

自公司章程生效之日起，公司章程即成为规范公司的组织与行为、公司与股东之间、股东与股东之间权利义务的，具有法律约束力的文件。

第七条　公司章程对公司及其股东、董事、监事、经理和其他高级管理人员均有约束力；前述人员均可以依据公司章程提出与公司事宜有关的权利主张。

股东可以依据公司章程起诉公司；公司可以依据公司章程起诉股东；股东可以依据公司章程起诉股东；股东可以依据公司章程起诉公司的董事、监事、经理和其他高级管理人员。

前款所称起诉，包括向法院提起诉讼或者向仲裁机构申请仲裁。

第八条　公司可以向其他有限责任公司、股份有限公司投资，并以该出资额为限对所投资公司承担责任。

经国务院授权的公司审批部门批准，公司可以根据经营管理的需要，按照《公司法》第十二条第二款所述控股公司运作。

第二章　经营宗旨和范围

第九条　公司的经营宗旨是：〔宗旨内容〕。

第十条　公司的经营范围以公司登记机关核准的项目为准。

公司的主营范围包括〔公司登记机关核准的项目〕。

公司的兼营范围包括〔公司登记机关核准的项目〕。

第三章　股份和注册资本

第十一条　公司在任何时候均设置普通股；公司根据需要，经国务院授权的公司审批部门批准，可以设置其他种类的股份。

第十二条　公司发行的股票，均为有面值股票，每股面值人民币一元。

第十三条　经国务院证券主管机构批准，公司可以向境内投资人和境外投资人发行股票。

前款所称境外投资人是指认购公司发行股份的外国和香港、澳门、台湾地区的投资人；境内投资人是指认购公司发行股份的，除前述地区以外的中华人民共和国境内的投资人。

第十四条　公司向境内投资人发行的以人民币认购的股份，称为内资股。公司向境外投资人发行的以外币认购的股份，称为外资股。外资股在境外上市的，称为境外上市外资股。

第十五条　经国务院授权的公司审批部门批准，公司可以发行的普通股总数为〔股份数额〕股，成立时向发起人发行〔股份数额〕股，占公司可发行的普通股总数的百分之〔百分比数〕。

第十六条　公司成立后发行普通股〔股份数额〕股，包括不少于〔股份数额〕股，不超过〔股份数额〕股的境外上市外资股，占公司可发行的普通股总数的百分之〔百分比数〕，以及向社会公众发行的〔股份数额〕股的内资股。

公司的股本结构为：普通股〔股份数额〕股，其中发起人〔各发起人姓名或者名称〕持有〔股份数额〕股，其他内资股股东持有〔股份数额〕股，境外上市外资股股东持有〔股份数额〕股。

第十七条　经国务院证券主管机构批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。

公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自国务院证券委员会批准之日起 15 个月内分别实施。

第十八条　公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足的，经国务院证券委员会批准，也可以分次发行。

第十九条　公司的注册资本为人民币〔资本数额〕元。

第二十条　公司根据经营和发展的需要，可以按照公司章程的有关规定批准增加资本。

公司增加资本可以采取下列方式：

（一）向非特定投资人募集新股；

（二）向现有股东配售新股；

（三）向现有股东派送新股；

（四）法律、行政法规许可的其他方式。

公司增资发行新股，按照公司章程的规定批准后，根据国家有关法律、行政法规规定的程序办理。

第二十一条　除法律、行政法规另有规定外，公司股份可以自由转让，并不附带任何留置权。

第四章　减资和购回股份

第二十二条　根据公司章程的规定，公司可以减少其注册资本。

第二十三条　公司减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起九十日内，有权要求公司清偿债务或者提供相应的偿债担保。

公司减少资本后的注册资本，不得低于法定的最低限额。

第二十四条　公司在下列情况下，可以经公司章程规定的程序通过，报国家有关主管机构批准，购回其发行在外的股份：

（一）为减少公司资本而注销股份；

（二）与持有本公司股票的其他公司合并；

（三）法律、行政法规许可的其他情况。

第二十五条　公司经国家有关主管机构批准购回股份，可以下列方式之一进行：

（一）向全体股东按照相同比例发出购回要约。

（二）在证券交易所通过公开交易方式购回；

（三）在证券交易所外以协议方式购回；

第二十六条　公司在证券交易所外以协议方式购回股份时，应当事先经股东大会按公司章的规定批准。经股东大会以同一方式事先批准，公司可以解除或者改变经前述方式已订立的合同，或者放弃其合同中的任何权利。

前款所称购回股份的合同，包括（但不限于）同意承担购回股份义务和取得购回股份权利的协议。

公司不得转让购回其股份的合同或者合同中规定的任何权利。

第二十七条　公司依法购回股份后，应当在法律、行政法规规定的期限内，注销该部分股份，并向原公司登记机关申请办理注册资本变更登记。

被注销股份的票面总值应当从公司的注册资本中核减。

第二十八条　到香港上市公司，应当将下列内容载入公司章程：

除非公司已经进入清算阶段，公司购回其发行在外的股份，应当遵守下列规定：

（一）公司以面值价格购回股份的，其款项应当从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；

（二）公司以高于面值价格购回股份的，相当于面值的部分从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；高出面值的部分，按照下述办法办理：

（1）购回的股份是以面值价格发行的，从公司的可分配利润帐面余额中减除；

（2）购回的股份是以高于面值的价格发行的，从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；但是从发行新股所得中减除的金额，不得超过购回的旧股发行时所得的溢价总额，也不得超过购回时公司溢价帐户（或资本公积金帐户）上的金额（包括发行新股的溢价金额）；

（三）公司为下列用途所支付的款项，应当从公司的可分配利润中支出：

（1）取得购回其股份的购回权；

（2）变更购回其股份的合同；

（3）解除其在购回合同中的义务。

（四）被注销股份的票面总值根据有关规定从公司的注册资本中核减后，从可分配的利润中减除的用于购回股份面值部分的金额，应当计入公司的溢价帐户（或资本公积金帐户）中。

第五章　购买公司股份的财务资助

第二十九条　公司或者其子公司在任何时候均不应当以任何方式，对购买或者拟购买公司股份的人提供任何财务资助。前述购买公司股份的人，包括因购买公司股份而直接或者间接承担义务的人。

公司或者其子公司在任何时候均不应当以任何方式，为减少或者解除前述义务人的义务向其提供财务资助。

本条规定不适用于本章第三十一条所述的情形。

第三十条　本章所称财务资助，包括（但不限于）下列方式：

（一）馈赠；

（二）担保（包括由保证人承担责任或者提供财产以保证义务人履行义务）、补偿（但是不包括因公司本身的过错所引起的补偿）、解除或者放弃权利；

（三）提供贷款或者订立由公司先于他方履行义务的合同，以及该贷款、合同当事方的变更和该贷款、合同中权利的转让等；

（四）公司在无力偿还债务、没有净资产或者将会导致净资产大幅度减少的情形下，以任何其他方式提供的财务资助。

本章所称承担义务，包括义务人因订立合同或者作出安排（不论该合同或者安排是否可以强制执行，也不论是由其个人或者与任何其他人共同承担），或者以任何其他方式改变了其财务状况而承担的义务。

第三十一条　下列行为不视为本章第二十九条禁止的行为：

（一）公司提供的有关财务资助是诚实地为了公司利益，并且该项财务资助的主要目的不是为购买本公司股份，或者该项财务资助是公司某项总计划中附带的一部分；

（二）公司依法以其财产作为股利进行分配；

（三）以股份的形式分配股利；

（四）依据公司章程减少注册资本、购回股份、调整股权结构等；

（五）公司在其经营范围内，为其正常的业务活动提供贷款（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）；

（六）公司为职工持股计划提供款项（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）。

第六章　股票和股东名册

第三十二条　公司股票采用记名式。

公司股票应当载明的事项，除《公司法》规定的外，还应当包括公司股票上市的证券交易所要求载明的其他事项。

第三十三条　股票由董事长签署。公司股票上市的证券交易所要求公司其他高级管理人员签署的，还应当由其他有关高级管理人员签署。股票经加盖公司印章或者以印刷形式加盖印章后生效。公司董事长或者其他有关高级管理人员在股票上的签字也可以采取印刷形式。

第三十四条　公司应当设立股东名册，登记以下事项：

（一）各股东的姓名（名称）、地址（住所）、职业或性质；

（二）各股东所持股份的类别及其数量；

（三）各股东所持股份已付或者应付的款项；

（四）各股东所持股份的编号；

（五）各股东登记为股东的日期；

（六）各股东终止为股东的日期。

股东名册为证明股东持有公司股份的充分证据；但是有相反证据的除外。

第三十五条　公司可以依据国务院证券主管机构与境外证券监管机构达成的谅解、协议，将境外上市外资股股东名册存放在境外，并委托境外代理机构管理。公司应当将境外上市外资股东名册的副本备置于公司住所；受委托的境外代理机构应当随时保证境外上市外资股股东名册正、副本的一致性。

境外上市外资股股东名册正、副本的记载不一致时，以正本为准。

第三十六条　公司应当保存有完整的股东名册。

股东名册包括下列部分：

（一）存放在公司住所的、除本款（二）、（三）项规定以外的股东名册；

（二）存放在境外上市的证券交易所所在地的公司境外上市外资股股东名册；

（三）董事会为公司股票上市的需要而决定存放在其他地方的股东名册。

第三十七条　股东名册的各部分应当互不重叠。在股东名册某一部分注册的股份的转让，在该股份注册存续期间不得注册到股东名册的其他部分。

股东名册各部分的更改或者更正，应当根据股东名册各部分存放地的法律进行。

第三十八条　股东大会召开前三十日内或者公司决定分配股利的基准日前五日内，不得进行因股份转让而发生的股东名册的变更登记。

第三十九条　公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，应当由董事会决定某一日为股权确定日，股权确定日终止时，在册股东为公司股东。

第四十条　任何人对股东名册持有异议而要求将其姓名（名称）登记在股东名册上，或者要求将其姓名（名称）从股东名册中删除的，均可以向有管辖权的法院申请更正股东名册。

第四十一条　任何登记在股东名册上的股东或者任何要求将其姓名（名称）登记在股东名册上的人，如果其股票（即"原股票"）遗失，可以向公司申请就该股份（即"有关股份"）补发新股票。

内资股股东遗失股票，申请补发的，依照《公司法》第一百五十条的规定处理。

境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

到香港上市公司的境外上市外资股股东遗失股票申请补发的，其股票的补发应当符合下列要求：

（一）申请人应当用公司指定的标准格式提出申请并附上公证书或者法定声

明文件。公证书或者法定声明文件的内容应当包括申请人申请的理由、股票遗失的情形及证据，以及无其他任何人可就有关股份要求登记为股东的声明。

（二）公司决定补发新股票之前，没有收到申请人以外的任何人对该股份要求登记为股东的声明。

（三）公司决定向申请人补发新股票，应当在董事会指定的报刊上刊登准备补发新股票的公告；公告期间为90日，每30日至少重复刊登一次。

（四）公司在刊登准备补发新股票的公告之前，应当向其挂牌上市的证券交易所提交一份拟刊登的公告副本，收到该证券交易所的回复，确认已在证券交易所内展示该公告后，即可刊登。公告在证券交易所内展示的期间为90日。

如果补发股票的申请未得到有关股份的登记在册股东的同意，公司应当将拟刊登的公告的复印件邮寄给该股东。

（五）本条（三）、（四）项所规定的公告、展示的90日期限届满，如公司未收到任何人对补发股票的异议，即可以根据申请人的申请补发新股票。

（六）公司根据本条规定补发新股票时，应当立即注销原股票，并将此注销和补发事项登记在股东名册上。

（七）公司为注销原股票和补发新股票的全部费用，均由申请人负担。在申请人未提供合理的担保之前，公司有权拒绝采取任何行动。

第四十二条　公司根据公司章程的规定补发新股票后，获得前述新股票的善意购买者或者其后登记为该股份的所有者的股东（如属善意购买者），其姓名（名称）均不得从股东名册中删除。

第四十三条　公司对于任何由于注销原股票或者补发新股票而受到损害的人均无赔偿义务，除非该当事人能证明公司有欺诈行为。

第七章　股东的权利和义务

第四十四条　公司股东为依法持有公司股份并且其姓名（名称）登记在股东名册上的人。

股东按其持有股份的种类和份额享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。

第四十五条　公司普通股股东享有下列权利：

（一）依照其所持有的股份份额领取股利和其他形式的利益分配；

（二）参加或者委派股东代理人参加股东会议，并行使表决权；

（三）对公司的业务经营活动进行监督管理，提出建议或者质询；

（四）依照法律、行政法规及公司章程的规定转让股份；

（五）依照公司章程的规定获得有关信息，包括：

1、在缴付成本费用后得到公司章程；

2、在缴付了合理费用后有权查阅和复印：

（1）所有各部分股东的名册；

（2）公司董事、监事、经理和其他高级管理人员的个人资料，包括：

（a）现在及以前的姓名、别名；

（b）主要地址（住所）；

（c）国籍；

（d）专职及其他全部兼职的职业、职务；

（e）身份证明文件及其号码。

（3）公司股本状况；

（4）自上一会计年度以来公司购回自己每一类别股份的票面总值、数量、最高价和最低价，以及公司为此支付的全部费用的报告；

（5）股东会议的会议记录。

（六）公司终止或者清算时，按其所持有的股份份额参加公司剩余财产的分配；

（七）法律、行政法规及公司章程所赋予的其他权利。

第四十六条　公司普通股股东承担下列义务：

（一）遵守公司章程；

（二）依其所认购股份和入股方式缴纳股金；

（三）法律、行政法规及公司章程规定应当承担的其他义务。

股东除了股份的认购人在认购时所同意的条件外，不承担其后追加任何股本的责任。

第四十七条　除法律、行政法规或者公司股份上市的证券交易所的上市规则

所要求的义务外，控股股东在行使其股东的权力时，不得因行使其表决权在下列问题上作出有损于全体或者部分股东的利益的决定：

（一）免除董事、监事应当真诚地以公司最大利益为出发点行事的责任；

（二）批准董事、监事（为自己或者他人利益）以任何形式剥夺公司财产，包括（但不限于）任何对公司有利的机会；

（三）批准董事、监事（为自己或者他人利益）剥夺其他股东的个人权益，包括（但不限于）任何分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第四十八条　前条所称控股股东是具备以下条件之一的人：

（一）该人单独或者与他人一致行动时，可以选出半数以上的董事；

（二）该人单独或者与他人一致行动时，可以行使公司百分之三十以上（含百分之三十）的表决权或者可以控制公司的百分之三十以上（含百分之三十）表决权的行使；

（三）该人单独或者与他人一致行动时，持有公司发行在外百分之三十以上（含百分之三十）的股份；

（四）该人单独或者与他人一致行动时，以其他方式在事实上控制公司。

第八章　股东大会

第四十九条　股东大会是公司的权力机构，依法行使职权。

第五十条　股东大会行使下列职权：

（一）决定公司的经营方针和投资计划；

（二）选举和更换董事，决定有关董事的报酬事项；

（三）选举和更换由股东代表出任的监事，决定有关监事的报酬事项；

（四）审议批准董事会的报告；

（五）审议批准监事会的报告；

（六）审议批准公司的年度财务预算方案、决算方案；

（七）审议批准公司的利润分配方案和弥补亏损方案；

（八）对公司增加或者减少注册资本作出决议；

（九）对公司合并、分立、解散和清算等事项作出决议；

（十）对公司发行债券作出决议；

（十一）对公司聘用、解聘或者不再续聘会计师事务所作出决议；

（十二）修改公司章程；

（十三）审议代表公司有表决权的股份百分之五以上（含百分之五）的股东的提案；

（十四）法律、行政法规及公司章程规定应当由股东大会作出决议的其他事项。

第五十一条　非经股东大会事前批准，公司不得与董事、监事、经理和其他高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。

第五十二条　股东大会分为股东年会和临时股东大会。股东大会由董事会召集。股东年会每年召开一次，并应于上一会计年度完结之后的六个月之内举行。

有下列情形之一的，董事会应当在两个月内召开临时股东大会：

（一）董事人数不足《公司法》规定的人数或者少于公司章程要求的数额的三分之二时；

（二）公司未弥补亏损达股本总额的三分之一时；

（三）持有公司发行在外的有表决权的股份百分之十以上（含百分之十）的股东以书面形式要求召开临时股东大会时；

（四）董事会认为必要或者监事会提出召开时。

第五十三条　公司召开股东大会，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会的日期和地点告知所有在册股东。拟出席股东大会的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。

第五十四条　公司召开股东大会年会，持有公司有表决权的股份总数百分之五以上（含百分之五）的股东，有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。

第五十五条　公司根据股东大会召开前二十日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数二分之一以上的，公司可以召开股东大

会；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。

临时股东大会不得决定通告未载明的事项。

第五十六条　股东会议的通知应当符合下列要求：

（一）以书面形式作出；

（二）指定会议的地点、日期和时间；

（三）说明会议将讨论的事项；

（四）向股东提供为使股东对将讨论的事项作出明智决定所需要的资料及解释；此原则包括（但不限于）在公司提出合并、购回股份、股本重组或者其他改组时，应当提供拟议中的交易的具体条件和合同（如果有的话），并对其起因和后果作出认真的解释；

（五）如任何董事、监事、经理和其他高级管理人员与将讨论的事项有重要利害关系，应当披露其利害关系的性质和程度；如果将讨论的事项对该董事、监事、经理和其他高级管理人员作为股东的影响有别于对其他同类别股东的影响，则应当说明其区别；

（六）载有任何拟在会议上提议通过的特别决议的全文；

（七）以明显的文字说明，有权出席和表决的股东有权委任一位或者一位以上的股东代理人代为出席和表决，而该股东代理人不必为股东；

（八）载明会议投票代理委托书的送达时间和地点。

第五十七条　股东大会通知应当向股东（不论在股东大会上是否有表决权）以专人送出或者以邮资已付的邮件送出，受件人地址以股东名册登记的地址为准。对内资股股东，股东大会通知也可以用公告方式进行。

前款所称公告，应当于会议召开前四十五日至五十日的期间内，在国务院证券主管机构指定的一家或者多家报刊上刊登，一经公告，视为所有内资股股东已收到有关股东会议的通知。

第五十八条　因意外遗漏未向某有权得到通知的人送出会议通知或者该等人没有收到会议通知，会议及会议作出的决议并不因此无效。

第五十九条　任何有权出席股东会议并有权表决的股东，有权委任一人或者数人（该人可以不是股东）作为其股东代理人，代为出席和表决。该股东代理依

照该股东的委托，可以行使下列权利：

（一）该股东在股东大会上的发言权；

（二）自行或者与他人共同要求以投票方式表决；

（三）以举手或者投票方式行使表决权，但是委任的股东代理人超过一人时，该等股东代理人只能以投票方式行使表决权。

第六十条　股东应当以书面形式委托代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其董事或者正式委任的代理人签署。

第六十一条　表决代理委托书至少应当在该委托书委托表决的有关会议召开前二十四小时，或者在指定表决时间前二十四小时，备置于公司住所或者召集会议的通知中指定的其他地方。委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，应当和表决代理委托书同时备置于公司住所或者召集会议的通知中指定的其他地方。

委托人为法人的，其法定代表人或者董事会、其他决策机构决议授权的人作为代表出席公司的股东会议。

第六十二条　任何由公司董事会发给股东用于任命股东代理人的委托书的格式，应当让股东自由选择指示股东代理人投赞成票或者反对票，并就会议每项议题所要作出表决的事项分别作出指示。委托书应当注明如果股东不作指示，股东代理人可以按自己的意思表决。

第六十三条　表决前委托人已经去世、丧失行为能力、撤回委任、撤回签署委任的授权或者有关股份已被转让的，只要公司在有关会议开始前没有收到该等事项的书面通知，由股东代理人依委托书所作出的表决仍然有效。

第六十四条　股东大会决议分为普通决议和特别决议。

股东大会作出普通决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的二分之一以上通过。

股东大会作出特别决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的三分之二以上通过。

第六十五条　股东（包括股东代理人）在股东大会表决时，以其所代表的有表决权的股份数额行使表决权，每一股份有一票表决权。

第六十六条　除非下列人员在举手表决以前或者以后，要求以投票方式表决，股东大会以举手方式进行表决：

（一）会议主席；

（二）至少两名有表决权的股东或者有表决权的股东的代理人；

（三）单独或者合并计算持有在该会议上有表决权的股份百分之十以上（含百分之十）的一个或者若干股东（包括股东代理人）。

除非有人提出以投票方式表决，会议主席根据举手表决的结果，宣布提议通过情况，并将此记载在会议记录中，作为最终的依据，无须证明该会议通过的决议中支持或者反对的票数或者其比例。

以投票方式表决的要求可以由提出者撤回。

第六十七条　如果要求以投票方式表决的事项是选举主席或者中止会议，则应当立即进行投票表决；其他要求以投票方式表决的事项，由主席决定何时举行投票，会议可以继续进行，讨论其他事项，投票结果仍被视为在该会议上所通过的决议。

第六十八条　在投票表决时，有两票或者两票以上的表决权的股东（包括股东代理人），不必把所有表决权全部投赞成票或者反对票。

第六十九条　当反对和赞成票相等时，无论是举手还是投票表决，会议主席有权多投一票。

第七十条　下列事项由股东大会的普通决议通过：

（一）董事会和监事会的工作报告；

（二）董事会拟订的利润分配方案和亏损弥补方案；

（三）董事会和监事会成员的罢免及其报酬和支付方法；

（四）公司年度预、决算报告，资产负债表、利润表及其他财务报表；

（五）除法律、行政法规规定或者公司章程规定应当以特别决议通过以外的其他事项。

第七十一条　下列事项由股东大会以特别决议通过：

（一）公司增、减股本和发行任何种类股票、认股证和其他类似证券；

（二）发行公司债券；

（三）公司的分立、合并、解散和清算；

（四）公司章程的修改；

（五）股东大会以普通决议通过认为会对公司产生重大影响的、需要以特别决议通过的其他事项。

第七十二条　股东要求召集临时股东大会或者类别股东会议，应当按照下列程序办理：

（一）合计持有在该拟举行的会议上有表决权的股份百分之十以上（含百分之十）的两个或者两个以上的股东，可以签署一份或者数份同样格式内容的书面要求，提请董事会召集临时股东大会或者类别股东会议，并阐明会议的议题。董事会在收到前述书面要求后应当尽快召集临时股东大会或者类别股东会议。前述持股数按股东提出书面要求日计算。

（二）如果董事会在收到前述书面要求后三十日内没有发出召集会议的通告，提出该要求的股东可以在董事会收到该要求后四个月内自行召集会议，召集的程序应当尽可能与董事会召集股东会议的程序相同。

股东因董事会未应前述要求举行会议而自行召集并举行会议的，其所发生的合理费用，应当由公司承担，并从公司欠付失职董事的款项中扣除。

第七十三条　股东大会由董事长召集并担任会议主席；董事长因故不能出席会议的，应当由副董事长召集会议并担任会议主席；董事长和副董事长均无法出席会议的，董事会可以指定一名公司董事代其召集会议并且担任会议主席；未指定会议主席的，出席会议的股东可以选举一人担任主席；如果因任何理由，股东无法选举主席，应当由出席会议的持有最多表决权股份的股东（包括股东代理人）担任会议主席。

第七十四条　会议主席负责决定股东大会的决议是否通过，其决定为终局决定，并应当在会上宣布和载入会议记录。

第七十五条　会议主席如果对提交表决的决议结果有任何怀疑，可以对所投票数进行点算；如果会议主席未进行点票，出席会议的股东或者股东代理人对会议主席宣布结果有异议的，有权在宣布后立即要求点票，会议主席应当即时进行点票。

第七十六条　股东大会如果进行点票，点票结果应当记入会议记录。

会议记录连同出席股东的签名簿及代理出席的委托书，应当在公司住所保

存。

第七十七条　股东可以在公司办公时间免费查阅会议记录复印件。任何股东向公司索取有关会议记录的复印件，公司应当在收到合理费用后七日内把复印件送出。

第九章　类别股东表决的特别程序

第七十八条　持有不同种类股份的股东，为类别股东。

类别股东依据法律、行政法规和公司章程的规定，享有权利和承担义务。

第七十九条　公司拟变更或者废除类别股东的权利，应当经股东大会以特别决议通过和经受影响的类别股东在按第八十一条至第八十五条分别召集的股东会议上通过，方可进行。

第八十条　下列情形应当视为变更或者废除某类别股东的权利：

（一）增加或者减少该类别股份的数目，或者增加或减少与该类别股份享有同等或者更多的表决权、分配权、其他特权的类别股份的数目；

（二）将该类别股份的全部或者部分换作其他类别，或者将另一类别的股份的全部或者部分换作该类别股份或者授予该等转换权；

（三）取消或者减少该类别股份所具有的、取得已产生的股利或者累积股利的权利；

（四）减少或者取消该类别股份所具有的优先取得股利或者在公司清算中优先取得财产分配的权利；

（五）增加、取消或者减少该类别股份所具有的转换股份权、选择权、表决权、转让权、优先配售权、取得公司证券的权利；

（六）取消或者减少该类别股份所具有的，以特定货币收取公司应付款项的权利；

（七）设立与该类别股份享有同等或者更多表决权、分配权或者其他特权的新类别；

（八）对该类别股份的转让或所有权加以限制或者增加该等限制；

（九）发行该类别或者另一类别的股份认购权或者转换股份的权利；

（十）增加其他类别股份的权利和特权；

（十一）公司改组方案会构成不同类别股东在改组中不按比例地承担责任；

（十二）修改或者废除本章所规定的条款。

第八十一条　受影响的类别股东，无论原来在股东大会上是否有表决权，在涉及第八十条（二）至（八）、（十一）至（十二）项的事项时，在类别股东会上具有表决权，但有利害关系的股东在类别股东会上没有表决权。

前款所述有利害关系股东的含义如下：

（一）在公司按本章程第二十五条的规定向全体股东按照相同比例发出购回要约或者在证券交易所通过公开交易方式购回自己股份的情况下，“有利害关系的股东”是指本章程第四十八条所定义的控股股东；

（二）在公司按照本章程第二十五条的规定在证券交易所外以协议方式购回自己股份的情况下，“有利害关系的股东”是指与该协议有关的股东；

（三）在公司改组方案中，“有利害关系股东”是指以低于本类别其他股东的比例承担责任的股东或者与该类别中的其他股东拥有不同利益的股东。

第八十二条　类别股东会的决议，应当经根据第八十一条由出席类别股东会议的有表决权的三分之二以上的股权表决通过，方可作出。

第八十三条　公司召开类别股东会议，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会日期和地点告知所有该类别股份的在册股东。拟出席会议的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。

拟出席会议的股东所代表的在该会议上有表决权的股份数，达到在该会议上有表决权的该类别股份总数二分之一以上的，公司可以召开类别股东会议；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开类别股东会议。

第八十四条　类别股东会议的通知只须送给有权在该会议上表决的股东。

类别股东会议应当以与股东大会尽可能相同的程序举行，公司章程中有关股东大会举行程序的条款适用于类别股东会议。

第八十五条　如果公司股票上市的证券交易所的规则有要求，公司章程应当载入“除其他类别股份股东外，内资股股东和境外上市外资股股东视为不同类别

股东”的内容。

载有前款规定内容的公司章程，应当同时规定“下列情形不适用类别股东表决的特别程序：（一）经股东大会以特别决议批准，公司每间隔十二个月单独或者同时发行内资股、境外上市外资股，并且拟发行的内资股、境外上市外资股的数量各自不超过该类已发行在外股份的百分之二十的；（二）公司设立时发行内资股、境外上市外资股的计划，自国务院证券委员会批准之日起十五个月内完成的。”

第十章　董事会

第八十六条　公司设董事会，董事会由〔人数〕名董事组成，设董事长一人，副董事长〔人数〕人，董事〔人数〕人。

第八十七条　董事由股东大会选举产生，任期〔年数〕年。董事任期届满，可以连选连任。

董事长、副董事长由全体董事的过半数选举和罢免，董事长、副董事长任期〔年数〕年，可以连选连任。

董事无须持有公司股份。

第八十八条　董事会对股东大会负责，行使下列职权：

（一）负责召集股东大会，并向股东大会报告工作；

（二）执行股东大会的决议；

（三）决定公司的经营计划和投资方案；

（四）制定公司的年度财务预算方案、决算方案；

（五）制定公司的利润分配方案和弥补亏损方案；

（六）制定公司增加或者减少注册资本的方案以及发行公司债券的方案；

（七）拟定公司合并、分立、解散的方案；

（八）决定公司内部管理机构的设置；

（九）聘任或者解聘公司经理，根据经理的提名，聘任或者解聘公司副经理、财务负责人，决定其报酬事项；

（十）制定公司的基本管理制度；

（十一）制订公司章程修改方案。

董事会作出前款决议事项，除第（六）、（七）、（十一）项必须由三分之二以上的董事表决同意外，其余可以由半数以上的董事表决同意。

第八十九条　董事会在处置固定资产时，如拟处置固定资产的预期价值，与此项处置建议前四个月内已处置了的固定资产所得到的价值的总和，超过股东大会最近审议的资产负债表所显示的固定资产价值的百分之三十三，则董事会在未经股东大会批准前不得处置或者同意处置该固定资产。

本条所指对固定资产的处置，包括转让某些资产权益的行为，但不包括以固定资产提供担保的行为。

公司处置固定资产进行的交易的有效性，不因违反本条第一款而受影响。

第九十条　董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）检查董事会决议的实施情况；

（三）签署公司发行的证券；

（四）董事会授予的其他职权。

董事长不能履行职权时，可以由董事长指定副董事长代行其职权。

第九十一条　董事会每年至少召开两次会议，由董事长召集，于会议召开〔日数〕日以前通知全体董事。有紧急事项时，经〔人数〕名以上董事或者公司经理提议，可以召开临时董事会会议。

第九十二条　董事会及临时董事会会议召开的通知方式为：〔具体通知方式〕；通知时限为：〔具体通知时限〕。

第九十三条　董事会会议应当由二分之一以上的董事出席方可举行。

每名董事有一票表决权。董事会作出决议，必须经全体董事的过半数通过。

当反对票和赞成票相等时，董事长有权多投一票。

第九十四条　董事会会议，应当由董事本人出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应当载明授权范围。

代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席某次董事会会议，亦未委托代表出席的，应当视作已放弃在该次会议上的投票权。

第九十五条　董事会应当对会议所议事项的决定作成会议记录，出席会议的

董事和记录员应当在会议记录上签名。董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者公司章程，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任；但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第十一章　公司董事会秘书

第九十六条　公司设董事会秘书。董事会秘书为公司的高级管理人员。

第九十七条　公司董事会秘书应当是具有必备的专业知识和经验的自然人，由董事会委任。其主要职责是：

（一）保证公司有完整的组织文件和记录；

（二）确保公司依法准备和递交有权机构所要求的报告和文件；

（三）保证公司的股东名册妥善设立，保证有权得到公司有关记录和文件的人及时得到有关记录和文件。

第九十八条　公司董事或者其他高级管理人员可以兼任公司董事会秘书。公司聘请的会计师事务所的会计师不得兼任公司董事会秘书。

当公司董事会秘书由董事兼任时，如某一行为应当由董事及公司董事会秘书分别作出，则该兼任董事及公司董事会秘书的人不得以双重身份作出。

第十二章　公司经理

第九十九条　公司设经理一名，由董事会聘任或者解聘。

第一百条　公司经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，组织实施董事会决议；

（二）组织实施公司年度经营计划和投资方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制定公司的基本规章；

（六）提请聘任或者解聘公司副经理、财务负责人；

（七）聘任或者解聘除应由董事会聘任或者解聘以外的负责管理人员；

（八）公司章程和董事会授予的其他职权。

第一百零一条　公司经理列席董事会会议；非董事经理在董事会会议上没有表决权。

第一百零二条　公司经理在行使职权时，应当根据法律、行政法规和公司章程的规定，履行诚信和勤勉的义务。

第十三章　监事会

第一百零三条　公司设监事会。

第一百零四条　监事会由〔人数〕人组成，其中一人出任监事会主席。监事任期〔年数〕年，可以连选连任。

第一百零五条　监事会成员由〔人数〕名股东代表和〔人数〕名公司职工代表组成。股东代表由股东大会选举和罢免，职工代表由公司职工民主选举和罢免。

第一百零六条　公司董事、经理和财务负责人不得兼任监事。

第一百零七条　监事会每年至少召开〔次数〕次会议，由监事会主席负责召集。

第一百零八条　监事会向股东大会负责，并依法行使下列职权：

（一）检查公司的财务；

（二）对公司董事、经理和其他高级管理人员执行公司职务时违反法律、行政法规或者公司章程的行为进行监督；

（三）当公司董事、经理和其他高级管理人员的行为损害公司的利益时，要求前述人员予以纠正；

（四）核对董事会拟提交股东大会的财务报告、营业报告和利润分配方案等财务资料，发现疑问的，可以公司名义委托注册会计师、执业审计师帮助复审；

（五）提议召开临时股东大会；

（六）代表公司与董事交涉或者对董事起诉；

（七）公司章程规定的其他职权。

监事列席董事会会议。

第一百零九条　监事会的议事方式为：〔具体议事方式〕；表决程序为：〔具体表决程序〕。

第一百一十条　监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员所发生的合理费用，应当由公司承担。

第一百一十一条　监事应当依照法律、行政法规及公司章程的规定，忠实履行监督职责。

第十四章　公司董事、监事、经理和其他高级管理人员的资格和义务

第一百一十二条　有下列情况之一的，不得担任公司的董事、监事、经理或者其他高级管理人员：

（一）无民事行为能力或者限制民事行为能力；

（二）因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济秩序罪，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任因经营管理不善破产清算的公司、企业的董事或者厂长、经理，并对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿；

（六）因触犯刑法被司法机关立案调查，尚未结案；

（七）法律、行政法规规定不能担任企业领导；

（八）非自然人；

（九）被有关主管机构裁定违反有关证券法规的规定，且涉及有欺诈或者不诚实的行为，自该裁定之日起未逾五年。

第一百一十三条　公司董事、经理和其他高级管理人员代表公司的行为对善意第三人的有效性，不因其在任职、选举或者资格上有任何不合规行为而受影响。

第一百一十四条　除法律、行政法规或者公司股票上市的证券交易所的上市

规则要求的义务外，公司董事、监事、经理和其他高级管理人员在行使公司赋予他们的职权时，还应当对每个股东负有下列义务：

（一）不得使公司超越其营业执照规定的营业范围；

（二）应当真诚地以公司最大利益为出发点行事；

（三）不得以任何形式剥夺公司财产，包括（但不限于）对公司有利的机会；

（四）不得剥夺股东的个人权益，包括（但不限于）分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第一百一十五条　公司董事、监事、经理和其他高级管理人员都有责任在行使其权利或者履行其义务时，以一个合理的谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为。

第一百一十六条　公司董事、监事、经理和其他高级管理人员在履行职责时，必须遵守诚信原则，不应当置自己于自身的利益与承担的义务可能发生冲突的处境。此原则包括（但不限于）履行下列义务：

（一）真诚地以公司最大利益为出发点行事；

（二）在其职权范围内行使权力，不得越权；

（三）亲自行使所赋予他的酌量处理权，不得受他人操纵；非经法律、行政法规允许或者得到股东大会在知情的情况下的同意，不得将其酌量处理权转给他人行使；

（四）对同类别的股东应当平等，对不同类别的股东应当公平；

（五）除公司章程另有规定或者由股东大会在知情的情况下另有批准外，不得与公司订立合同、交易或者安排；

（六）未经股东大会在知情的情况下同意，不得以任何形式利用公司财产为自己谋取利益；

（七）不得利用职权收受贿赂或者其他非法收入，不得以任何形式侵占公司的财产，包括（但不限于）对公司有利的机会；

（八）未经股东大会在知情的情况下同意，不得接受与公司交易有关的佣金；

（九）遵守公司章程，忠实履行职责，维护公司利益，不得利用其在公司的地位和职权为自己谋取私利；

（十）未经股东大会在知情的情况下同意，不得以任何形式与公司竞争；

（十一）不得挪用公司资金或者将公司资金借贷给他人，不得将公司资产以其个人名义或者以其他名义开立帐户存储，不得以公司资产为本公司的股东或者其他个人债务提供担保；

（十二）未经股东大会在知情的情况下同意，不得泄露其在任职期间所获得的涉及本公司的机密信息；除非以公司利益为目的，亦不得利用该信息；但是，在下列情况下，可以向法院或者其他政府主管机构披露该信息：

1、法律有规定；

2、公众利益有要求；

3、该董事、监事、经理和其他高级管理人员本身的利益有要求。

第一百一十七条　公司董事、监事、经理和其他高级管理人员，不得指使下列人员或者机构（“相关人”）作出董事、监事、经理和其他高级管理人员不能作的事：

（一）公司董事、监事、经理和其他高级管理人员的配偶或者未成年子女；

（二）公司董事、监事、经理和其他高级管理人员或者本条（一）项所述人员的信托人；

（三）公司董事、监事、经理和其他高级管理人员或者本条（一）、（二）项所述人员的合伙人；

（四）由公司董事、监事、经理和其他高级管理人员在事实上单独控制的公司，或者与本条（一）、（二）、（三）项所提及的人员或者公司其他董事、监事、经理和其他高级管理人员在事实上共同控制的公司；

（五）本条（四）项所指被控制的公司的董事、监事、经理和其他高级管理人员。

第一百一十八条　公司董事、监事、经理和其他高级管理人员所负的诚信义务不一定因其任期结束而终止，其对公司商业秘密保密的义务在其任期结束后仍有效。其他义务的持续期应当根据公平的原则决定，取决于事件发生时与离任之间时间的长短，以及与公司的关系在何种情形和条件下结束。

第一百一十九条　公司董事、监事、经理和其他高级管理人员因违反某项具体义务所负的责任，可以由股东大会在知情的情况下解除，但是本章程第四十七条所规定的情形除外。

第一百二十条　公司董事、监事、经理和其他高级管理人员，直接或者间接与公司已订立的或者计划中的合同、交易、安排有重要利害关系时，（公司与董事、监事、经理和其他高级管理人员的聘任合同除外），不论有关事项在正常情况下是否需要董事会批准同意，均应当尽快向董事会披露其利害关系的性质和程度。

除非有利害关系的公司董事、监事、经理和其他高级管理人员按照本条前款的要求向董事会做了披露，并且董事会在不将其计入法定人数，亦未参加表决的会议上批准了该事项，公司有权撤消该合同、交易或者安排，但在对方是对有关董事、监事、经理和其他高级管理人员违反其义务的行为不知情的善意当事人的情形下除外。

公司董事、监事、经理和其他高级管理人员的相关人与某合同、交易、安排有利害关系的，有关董事、监事、经理和其他高级管理人员也应被视为有利害关系。

第一百二十一条　如果公司董事、监事、经理和其他高级管理人员在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内容，公司日后达成的合同、交易、安排与其有利害关系，则在通知阐明的范围内，有关董事、监事、经理和其他高级管理人员视为做了本章前条所规定的披露。

第一百二十二条　公司不得以任何方式为其董事、监事、经理和其他高级管理人员缴纳税款。

第一百二十三条　公司不得直接或者间接向本公司和其母公司的董事、监事、经理和其他高级管理人员提供贷款、贷款担保；亦不得向前述人员的相关人提供贷款、贷款担保。

前款规定不适用于下列情形：

（一）公司向其子公司提供贷款或者为子公司提供贷款担保；

（二）公司根据经股东大会批准的聘任合同，向公司的董事、监事、经理和其他高级管理人员提供贷款、贷款担保或者其他款项，使之支付为了公司目的或者为了履行其公司职责所发生的费用；

（三）如公司的正常业务范围包括提供贷款、贷款担保，公司可以向有关董

事、监事、经理和其他高级管理人员及其相关人提供贷款、贷款担保，但提供贷款、贷款担保的条件应当是正常商务条件。

第一百二十四条　公司违反前条规定提供贷款的，不论其贷款条件如何，收到款项的人应当立即偿还。

第一百二十五条　公司违反第一百二十三条第一款的规定所提供的贷款担保，不得强制公司执行；但下列情况除外：

（一）向公司或者其母公司的董事、监事、经理和其他高级管理人员的相关人提供贷款时，提供贷款人不知情的；

（二）公司提供的担保物已由提供贷款人合法地售予善意购买者的。

第一百二十六条　本章前述条款中所称担保，包括由保证人承担责任或者提供财产以保证义务人履行义务的行为。

第一百二十七条　公司董事、监事、经理和其他高级管理人员违反对公司所负的义务时，除法律、行政法规规定的各种权利、补救措施外，公司有权采取以下措施：

（一）要求有关董事、监事、经理和其他高级管理人员赔偿由于其失职给公司造成的损失；

（二）撤销任何由公司与有关董事、监事、经理和其他高级管理人员订立的合同或者交易，以及由公司与第三人（当第三人明知或者理应知道代表公司的董事、监事、经理和其他高级管理人员违反了对公司应负的义务）订立的合同或者交易；

（三）要求有关董事、监事、经理和其他高级管理人员交出因违反义务而获得的收益；

（四）追回有关董事、监事、经理和其他高级管理人员收受的本应为公司所收取的款项，包括（但不限于）佣金；

（五）要求有关董事、监事、经理和其他高级管理人员退还因本应交予公司的款项所赚取的、或者可能赚取的利息。

第一百二十八条　公司应当就报酬事项与公司董事、监事订立书面合同，并经股东大会事先批准。前述报酬事项包括：

（一）作为公司的董事、监事或者高级管理人员的报酬；

（二）作为公司的子公司的董事、监事或者高级管理人员的报酬；

（三）为公司及其子公司的管理提供其他服务的报酬；

（四）该董事或者监事因失去职位或者退休所获补偿的款项。

除按前述合同外，董事、监事不得因前述事项为其应获取的利益向公司提出诉讼。

第一百二十九条　公司在与公司董事、监事订立的有关报酬事项的合同中应当规定，当公司将被收购时，公司董事、监事在股东大会事先批准的条件下，有权取得因失去职位或者退休而获得的补偿或者其他款项。前款所称公司被收购是指下列情况之一：

（一）任何人向全体股东提出收购要约；

（二）任何人提出收购要约，旨在使要约人成为控股股东。控股股东的定义与本章程第四十八条中的定义相同。

如果有关董事、监事不遵守本条规定，其收到的任何款项，应当归那些由于接受前述要约而将其股份出售的人所有，该董事、监事应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

第十五章　财务会计制度与利润分配

第一百三十条　公司依照法律、行政法规和国务院财政主管部门制定的中国会计准则的规定，制定本公司的财务会计制度。

第一百三十一条　公司应当在每一会计年度终了时制作财务报告，并依法经审查验证。

第一百三十二条　公司董事会应当在每次股东年会上，向股东呈交有关法律、行政法规、地方政府及主管部门颁布的规范性文件所规定由公司准备的财务报告。

第一百三十三条　公司的财务报告应当在召开股东大会年会的二十日以前置备于本公司，供股东查阅。公司的每个股东都有权得到本章中所担及的财务报告。

到香港上市的公司至少应当将前述报告以邮资已付的邮件寄给每个境外上

市外资股股东，受件人地址以股东的名册登记的地址为准。

第一百三十四条　公司的财务报表除应当按中国会计准则及法规编制外，还应当按国际或者境外上市地会计准则编制。如按两种会计准则编制的财务报表有重要出入，应当在财务报表附注中加以注明。公司在分配有关会计年度的税后利润时，以前述两种财务报表中税后利润数较少者为准。

第一百三十五条　公司公布或者披露的中期业绩或者财务资料应当按中国会计准则及法规编制，同时按国际或者境外上市地会计准则编制。

第一百三十六条　公司每一会计年度公布两次财务报告，即在一会计年度的前六个月结束后的60天内公布中期财务报告，会计年度结束后的120天内公布年度财务报告。

第一百三十七条　公司除法定的会计帐册外，不得另立会计帐册。

第一百三十八条　资本公积金包括下列款项：

（一）超过股票面额发行所得的溢价款；

（二）国务院财政主管部门规定列入资本公积金的其他收入。

第一百三十九条　公司可以下列形式分配股利：

（一）现金；

（二）股票。

第一百四十条　公司应当为持有境外上市外资股份的股东委任收款代理人。收款代理人应当代有关股东收取公司就境外上市外资股股份分配的股利及其他应付的款项。

公司委任的收款代理人应当符合上市地法律或者证券交易所有关规定的要求。

第十六章　会计师事务所的聘任

第一百四十一条　公司应当聘用符合国家有关规定的、独立的会计师事务所，审计公司的年度财务报告，并审核公司的其他财务报告。

公司的首任会计师事务所可以由创立大会在首次股东年会前聘任，该会计师事务所的任期在首次股东年会结束时终止。

创立大会不行使前款规定的职权时，由董事会行使该职权。

第一百四十二条　公司聘用会计师事务所的聘期，自公司本次股东年会结束时起至下次股东年会结束时止。

第一百四十三条　经公司聘用的会计师事务所享有下列权利：

（一）随时查阅公司的帐簿、记录或者凭证，并有权要求公司的董事、经理或者其他高级管理人员提供有关资料和说明；

（二）要求公司采取一切合理措施，从其子公司取得该会计师事务所为履行职务而必需的资料和说明；

（三）出席股东会议，得到任何股东有权收到的会议通知或者与会议有关的其他信息，在任何股东会议上就涉及其作为公司的会计师事务所的事宜发言。

第一百四十四条　如果会计师事务所职位出现空缺，董事会在股东大会召开前，可以委任会计师事务所填补该空缺。但在空缺持续期间，公司如有其他在任的会计师事务所，该等会计师事务所仍可行事。

第一百四十五条　不论会计师事务所与公司订立的合同条款如何规定，股东大会可以在任何会计师事务所任期届满前，通过普通决议决定将该会计师事务所解聘。有关会计师事务所如有因被解聘而向公司索偿的权利，有关权利不因此而受影响。

第一百四十六条　会计师事务所的报酬或者确定报酬的方式由股东大会决定。由董事会聘任的会计师事务所的报酬由董事会确定。

第一百四十七条　公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报国务院证券主管机构备案。

第一百四十八条　公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。

第十七章　公司的合并与分立

第一百四十九条　公司合并或者分立，应当由公司董事会提出方案，按公司章程规定的程序通过后，依法办理有关审批手续。反对公司合并、分立方案的股

东，有权要求公司或者同意公司合并、分立方案的股东，以公平价格购买其股份。公司合并、分立决议的内容应当作成专门文件，供股东查阅。

对到香港上市公司的境外上市外资股股东，前述文件还应当以邮件方式送达。

第一百五十条　公司合并可以采取吸收合并和新设合并两种形式。

公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。

公司合并后，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。

第一百五十一条　公司分立，其财产应当作相应的分割。

公司分立，应当由分立各方签订分立协议，并编制资产负债表及财产清单。公司应当自作出分立决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。

公司分立前的债务按所达成的协议由分立后的公司承担。

第一百五十二条　公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，依法办理公司注销登记；设立新公司的，依法办理公司设立登记。

第十八章　公司解散和清算

第一百五十三条　公司有下列情形之一的，应当解散并依法进行清算：

（一）营业期限届满；

（二）股东大会决议解散；

（三）因公司合并或者分立需要解散；

（四）公司因不能清偿到期债务被依法宣告破产；

（五）公司违反法律、行政法规被依法责令关闭。

第一百五十四条　公司因前条（一）、（二）项规定解散的，应当在十五日之内成立清算组，并由股东大会以普通决议的方式确定其人选。

公司因前条（四）项规定解散的，由人民法院依照有关法律的规定，组织股东、有关机关及有关专业人员成立清算组，进行清算。

公司因前条（五）项规定解散的，由有关主管机关组织股东、有关机关及有关专业人员成立清算组，进行清算。

第一百五十五条　如董事会决定公司进行清算（因公司宣告破产而清算的除外），应当在为此召集的股东大会的通知中，声明董事会对公司的状况已经做了全面的调查，并认为公司可以在清算开始后十二个月内全部清偿公司债务。

股东大会进行清算的决议通过之后，公司董事会的职权立即终止。

清算组应当遵循股东大会的指示，每年至少向股东大会报告一次清算组的收入和支出，公司的业务和清算的进展，并在清算结束时向股东大会作最后报告。

第一百五十六条　清算组应当自成立之日起十日内通知债权人，并于六十日内在报纸上至少公告三次。清算组应当对债权进行登记。

第一百五十七条　清算组在清算期间行使下列职权：

（一）清理公司财产，分别编制资产负债表和财产清单；

（二）通知或者公告债权人；

（三）处理与清算有关的公司未了结的业务；

（四）清缴所欠税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第一百五十八条　清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者有关主管机关确认。

公司财产按下列顺序清偿：〔清偿顺序〕。

公司财产按前款规定清偿后的剩余财产，由公司股东按其持有股份的种类和比例进行分配。

清算期间，公司不得开展新的经营活动。

第一百五十九条　因公司解散而清算，清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当立即向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百六十条　公司清算结束后，清算组应当制作清算报告以及清算期内收支报表和财务帐册，经中国注册会计师验证后，报股东大会或者有关主管机关确认。

清算组应当自股东大会或者有关主管机关确认之日起30日内，将前述文件报送公司登记机关，申请注销公司登记，公告公司终止。

第十九章　公司章程的修订程序

第一百六十一条　公司根据法律、行政法规及公司章程的规定，可以修改公司章程。

第一百六十二条　公司章程的修改，涉及《到境外上市公司章程必备条款》（简称《必备条款》）内容的，经国务院授权的公司审批部门和国务院证券委员会批准后生效；涉及公司登记事项的，应当依法办理变更登记。

第二十章　争议的解决

第一百六十三条　凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、经理或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于公司章程及有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，国务院证券主管机构未就争议解决方式与境外有关证券监管机构达成谅解、协议的，有关当事人可以依照法律、行政法规规定的方式解决，也可以双方协议确定的方式解决。

到香港上市的公司，应当将下列内容载入公司章程：

（一）凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、经理或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于公司章程、《公司法》及其他有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为公司或公司股东、董事、监事、经理或者其他高级管理人员，应当服从仲裁。

有关股东界定、股东名册的争议，可以不用仲裁方式解决。

（二）申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。

如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。

（三）以仲裁方式解决因（一）项所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。

（四）仲裁机构作出的裁决是终局裁决，对各方均具有约束力。

第二十一章　附　则

第一百六十四条　《必备条款》中明确规定到香港上市的股份有限公司章程所应当载明的内容，无须载入到香港以外的其他地区或者国家上市的股份有限公司的章程。

第一百六十五条　对于到香港上市的公司，《必备条款》中所称会计师事务所的含义与“核数师”相同。

第一百六十六条　《必备条款》中，以“〔　〕”标示的内容，由公司按照实际情况填入；以“（　）”标示的内容，必须载入公司章程。

Advice on Implementing the Mandatory Provisions in the Articles of Association of Companies Listed Abroad

(Ref. No.: Z.W.F.(1994)No.21)

Promulgated by the State Council Securities Commission/State Economic System Reform Commission on August 27, 1994 and effective as of August 27, 1994

To: the People's Government of every provincial or autonomous region, municipalities directly under the central government and cities separately listed in the plan, and every department, commission and immediate subordinate organization of the State Council

To meet the needs of the limited companies that will raise equity capital and gets listed aboard, to regulate the behavior of the limited company that is listed abroad, the State Council Securities Commission and State Economic System Reform Commission have formulated The Mandatory Provisions in the Articles of Association of Company Listed Abroad (hereinafter referred to as the "Mandatory Provisions") according to Article 13 of Special Regulation of the State Council on Limited Companies Raising Equity Capital and Listed Abroad. The copies of the Mandatory Provisions are printed and distributed for you to follow.

A limited company to be listed abroad should include the contents required by the Mandatory Provisions in its articles of associations and must no alter or delete the contents required by the Mandatory Provisions. A limited company listed abroad may, on the basis of consideration of its actual situation, include other contents that are beyond those required by the Mandatory Provisions but meet the actual needs of the company, or alter the wording or text order of the Mandatory Provisions on the precondition that the connotation of the Mandatory Provisions is not altered. The contents of the Mandatory Provisions that are explicitly required to be included in the articles of association of a limited company that will be listed in Hong Kong is unnecessary to be included in the articles of association of a company that will be listed in a region/country other than Hong Kong.

The Mandatory Provisions will come into force on the date of issue of this advice. If the articles of association of a company that has already been granted the approval before the issue date of this advice does not meet the requirements of the Mandatory Provisions, the company should make corresponding modification to its articles of association at the first annual shareholders' meeting after the issue of this advice.

Attachment: Mandatory Provisions in the Articles of Association of Companies Listed Abroad

Chapter 1 General Provisions

Article 1
This Company is a limited company incorporated according to the Company Law of the People's Republic of China (hereinafter referred to as the Company Law), Special Regulation of the State Council on Limited Companies Raising Equity Capital and Listed Abroad (hereinafter referred to as the Special Regulation) and other relevant state laws and administrative regulations.

Upon the approval of [name of the approval authority and document Ref. No.], this Company was established on [date of incorporation] by means of initiation [or public share offering], was registered with [name of the company house's domicile] Administration for Industry & Commerce on [date of registration] and was granted the Business License. The number of the Business License is: [number]

Initiators : [full names of the initiators]

Article 2
Registered Name: [full name in Chinese]
[full name in English]

Article 3
Registered Address: [full address, zip code, tel., telex.]

Article 4
The Legal representative of the Company is the chairman of the board of directors.

Article 5
The Company's term of operation is [number] years [or the Company is a perpetually existing limited company].

Article 6
The Articles of Association will take effect upon the date of incorporation.

From the date of incorporation on, the Articles of Association will be a legally binding instrument that regulates the Company's organization and behavior, rights & obligations between the Company and the shareholders, and rights & obligations between the shareholders.

Article 7
The Articles of Association of the Company has binding force upon the Company, its shareholders, supervisors, managers and other officials. The personnel said in the previous sentence are entitled to make claims concerning the Company issues

according to the Articles of Association.

Any shareholder can sue the Company according to the Articles of Association; the Company can sue any shareholder according to the Articles of Association; any shareholder can sue other shareholders according to the Articles of Association; any shareholder can sue the Company's directors, supervisors, managers and other officials according to the Articles of Association.

The term "sue" used in the previous paragraph includes the meaning of lodging a suit with a law court or applying to an arbitration authority for arbitration.

Article 8
The Company may invest in another limited liability company or limited company and bear its responsibility for the latter against the amount of its investment.

Subject to the approval of the company examination & approval authority delegated by the State Council, the Company, in light of the need of management, may be run as a holding company according to Article 12.2 of Company Law.

Chapter 1 Aim and Scope of Business

Article 9
The Company's aim of business is: [aim of business].

Article 10
The Company's scope of business is subject to the lines approved by the company registration authority.

The major business includes: [lines approved by the company registration authority]
The minor business includes: [lines approved by the company registration authority]

Chapter 3 Stock & Registered Capital

Article 11
The Company has common stock at any time. Subject to the company examination & approval authority delegated by the State Council, the Company may, in light of its needs, have other kinds of stock.

Article 12
Any share issued by the Company has par value, RMB one yuan per share.

Article 13
With the approval of the State Council's securities regulatory authority, the Company may issue shares to domestic investors and overseas investors.

The overseas investors mentioned in the previous paragraph refer to the investors of a

foreign country or the regions of Hong Kong, Macao and Taiwan, who subscribe for the Company's shares; The domestic investors mentioned in the previous paragraph refer to the investors of the People's Republic of China who subscribe for the Company's shares, not including those of the regions mentioned above.

Article 14
The shares issued by the Company to domestic investors and subscribed in Renminbi are referred to as domestic capital shares while the shares issued by the Company to overseas investors and subscribed in a foreign currency are referred to as foreign capital shares. The overseas capital shares listed overseas are referred to as overseas-listed foreign capital shares.

Article 15
Subject to the company examination & approval authority delegated by the State Council, the Company may issue a maximum of [number of shares] ordinary shares. It may issue [number of shares] shares to initiators at its establishment, which account for [percentage] percent of the total number of ordinary shares.

Article 16
The [number of shares] ordinary shares issued by the Company after its incorporation, including [number of shares] to [number of shares] overseas-listed foreign capital shares, which account for [percentage] per cent of the total number of ordinary shares that the Company is allowed to issues, and [number of shares] domestic capital shares issued to the public.

The composition of the capital stock of the Company: [number of shares] ordinary shares, including [number of shares] shares held by incorporators, [number of shares] held by domestic capital shareholders and [number of shares] held by overseas-listed foreign capital shareholders.

Article 17
The board of directors may make respective arrangements to carry out the plans of the Company to issue overseas-listed foreign capital shares and to issue domestic capital shares that have been approved by the securities regulatory authority of the State Council.

The Company may carry out the plans mention in the previous paragraph to issue overseas-listed foreign capital shares and domestic capital shares within 15 days from the date of approval by the State Council Securities Commission.

Article 18
If the company issues both overseas-listed foreign capital shares and domestic capital shares among the total number of shares stipulated in the issue plan, it shall issue all the shares once; however, if it is cannot raise all the equity capital through one issue,

it is allowed to issue shares through several issues upon the approval of the State Council Securities Commission.

Article 19
The registered capital of the Company is RMB [amount of capital] Yuan.

Article 20
The Company may increase its capital in light of the need of the business and growth according to the relevant provisions of the Articles of Association.

The Company may increase its capital in the following ways:
(1) issuing new shares to non-specified investors;
(2) allocating new shares to the existing shareholders;
(3) distributing new shares to the existing shareholders;
(4) other means permitted by the law and administrative regulation.

The Company's intention to increase its capital and issue new shares shall be ratified by the Articles of Association. Then the procedures provided by the applicable law and administrative regulation shall be followed.

Article 21
Unless otherwise stipulated by the applicable law and administrative regulation, the Company's shares can be freely transferred without any lien attached.

Chapter 4 Reducing Capital & Redeeming Shares

Article 22
The Company may reduce its registered capital according to the Articles of Association.

Article 23
When the Company reduces its registered capital, it must prepare the balance sheet and list of assets.

The Company shall inform the creditors of the capital reduction within ten days from the date when the resolution on capital reduction is passed and shall put the announcement on newspaper at least three times within 30 days. The creditors have the right to claim the debts or ask for corresponding guarantee of liquidation within 30 days from receiving the advice or 90 days from the date of the first announcement if the advice is not received.

The registered capital after the reduction cannot be less than the minimum amount required by law.

Article 24

The Company may redeem its issued shares after passing the procedures required by the Articles of Association and getting the approval of the competent authority of the government in the following cases.

(1) canceling shares to deduce the capital of the Company;
(2) merging with other companies that holding the shares of the Company;
(3) other cases permitted by the law and administrative regulation.

Article 25
With the approval of the competent authority of the government, the Company may redeem its shares in one of the following ways:

(1) offering to redeem a number of shares of the same proportion to all the shareholders;
(2) redeeming the shares through open market transaction at the stock exchange;
(3) redeeming the shares outside the stock exchange by means of agreement.

Article 26
If the Company intends to redeem the shares outside the stock exchange by means of agreement, it shall be ratified by the shareholders' meeting according to the Articles of Association. With the ratification of the shareholders in the same way, the Company may cancel or amend a signed contract in the way mentioned above or waive any right in the contract.

The stock redemption contract mentioned in the previous paragraph includes but is not limited to an agreement expressing willingness to buy back the obligation for the redeemed shares and to obtain the right of the redeemed shares.

The Company may not transfer the stock redemption contract or any right stipulated in the contract.

Article 27
When the Company have redeemed the shares according to law, it shall cancel the registration of these shares and apply for registered capital alteration registration with the company registration authority within the period stipulated by law and administrative regulation.

The total par value of the cancelled shares shall be deducted from the registered capital of the Company.

Article 28
If the Company is to go public in Hong Kong, it shall include the following contents in this Articles of Association:

Unless the Company is in the process of liquidation, the Company shall follow the following rules when redeeming its issued shares:

(1) If the Company redeems the shares at the price of the par value, the payment shall be deducted from the book balance of distributable profit, the revenue of new shares issued to redeem the old shares;

(2) If the Company redeems the shares at a price higher than the par value, the part that corresponds to the total par value shall be deducted from the book balance of distributable profit, the revenue of new shares issued to redeem the old shares while the part exceeding the par value shall be dealt with in the following ways:

a. if the redeemed shares are issued at the price of the par value, the exceeding part shall be deducted from the book balance of distributable profit;

b. if the redeemed shares are issued at a price higher than the par value, the exceeding part shall be deducted from the book balance of distributable profit, the revenue of new shares issued to redeem the old shares; however, the amount deducted from the revenue of new shares issued cannot exceed the total premium of the redeemed shares when issued or the amount (including the premium of new shares issued) of the premium account (or capital public reserve account) of the Company at the time of redemption.

(3) The money spent by the Company for the following purposes shall come from the distributable profit of the Company:
a. obtaining the right to redeem the shares;
b. amending the stock redemption contract;
c. canceling its obligation in the redemption contract.

(4) After the total par value of the shares cancelled is deducted from the registered capital of the Company, the amount deducted from the distributable profit for the purpose of redeeming the par value part shall be entered into the Company's premium account (or capital public reserve account).

Chapter 5 Financial Support for Purchasing the Company's Shares

Article 29
Neither the Company nor any of its subsidiaries may, at any time, in any form, give any financial support to any person who buys or is going to buy the Company's shares. The person who buys the Company's shares includes the person who directly or indirectly bear obligation because of buying the Company's shares.

Neither the Company nor any of its subsidiaries may, at any time, in any form, give any financial support to any person abovementioned to reduce or eliminate his/her

obligation.

This article does not apply to the case described in Article 31 hereof.

Article 30
The financial support used in this chapter includes but is not limited to:

(1) giving a present;
(2) guarantee (including guarantor bearing the responsibility or offering property to ensure the obligor's fulfillment of the obligation), compensation (excluding the compensation due to the fault of the Company), release or waive rights;
(3) providing a loan or signing a contract stipulating that the Company will fulfill its obligation before the other party, the change of the party to this loan or contract and the transfer of the right specified in the contract;
(4) offering financial support in other ways when the Company is insolvent, has no net assets or the financial support will lead to substantial decrease of the net assets.

The expression "bear obligation" used in this chapter including the obligation borne by the obligor because of signing a contract or making an arrangement (not matter whether this contract or arrangement in enforceable and the obligation is to be borne by him alone or jointly by him and any other person), or because of his financial standing has changed in any other way.

Article 31
The following acts are not deemed as the acts prohibited by Article 29:
(1) The Company provides financial support honestly in the interest of the Company, and the main purpose of the financial support is not buying the Company's shares, or the financial support is part of a general plan of the Company;
(2) The Company distributes its assets as dividends under law;
(3) The Company distributes its dividends in the form of shares;
(4) The Company, pursuant to the Articles of Association, reduces its registered capital, redeems the shares, change the structure of the shares, etc.;
(5) The Company, within its business scope, provide loans for its normal business activities (without leading to the decrease of the net assts of the Company, or with the financial support coming from the distributable profit of the Company even if it leads to the decrease of the net assets of the Company);
(6) The Company provide money for the employees share-holding plan ((without leading to the decrease of the net assts of the Company, or with the financial support coming from the distributable profit of the Company even if leads to the decrease of the net assets of the Company).

Chapter 6 Shares & Shareholders' Register

Article 32
The shares of the Company are registered shares.

Issues indicated on the Company's share certificate shall include those required by the stock exchange where the Company is listed as well as those required by the Company Law.

Article 33
The share certificate shall be signed by the chairman of the board. If the stock exchange where the Company is listed requires the signatures of other officials of the Company, the share certificate shall also be signed by such officials. The share certificate shall bear the official seal of the Company or have the official seal printed on it before it becomes valid. The signature of the chairman of the board or other officials of the Company may also be printed on the share certificate.

Article 34
The Company shall keep a shareholders' register that records the following information:

(1) Name, address (residence), occupation or nature of each shareholder;
(2) Type & number of shares held by each shareholder;
(3) Money paid or due for the shares held by each shareholder;
(4) Serial numbers of shares held by each shareholder;
(5) Dates when a shareholder is registered as a shareholder;
(6) Dates when a shareholder stops being a shareholder;

The Shareholders' Register is ample evidence that a shareholder holds shares of the Company unless there is opposite evidence.

Article 35
According to the understanding and agreement reached between the securities regulatory authority of the State Council and the overseas securities regulatory authority, the Company may store its overseas-listed foreign capital shareholders' register at an overseas location and place it in the custody of an overseas agent. The Company shall store the duplicate of the overseas-listed foreign capital shareholders' register at the registered address of the Company; the entrusted overseas agent shall ensure the identity between the original and the duplicate of the overseas-listed foreign capital shareholders' register.

If the original and the duplication of the overseas-listed foreign capital shareholders' register is no consistent, the original shall prevail.

Article 36
The Company shall keep a complete shareholders' register.
The shareholders' register shall include the follows parts:

(1) the shareholders' register stored at the registered residence of the Company, apart from the registers defined in (2) (3) of this article;
(2) the overseas-listed foreign capital shareholders' register stored at the locality of the overseas stock exchange where the Company is listed;
(3) the shareholders' register that the board of directors determines to store at another place for listing of shares.

Article 37
The different parts of the shareholders' register shall not overlap. The transfer of shares registered in one part of the shareholders' register, shall not, during the term of the registration, be registered in other parts of the shareholders' register.

Revision or correction of each part of the shareholders' register shall be made according to the law of the locality where it is stored.

Article 38
No alteration registration due to the transfer of shares shall be registered within 30 days before the shareholders' meeting or 5 days before the base date for dividends distribution.

Article 39
When the Company convenes the shareholders' meeting, distributes dividends, liquidates, or conducts any other act that needs the confirmation of ownership of shares, the board of directors will decide a certain date is the share ownership confirmation date. The shareholders recorded in the register at the conclusion of the share ownership confirmation date are the Company's shareholders.

Article 40
Any person who has an objection to the shareholders' register, demanding that his/her name be registered on or deleted from the shareholders' register, may file an application to the court with jurisdiction to modify the shareholders' register.

Article 41
If any shareholder registered on the shareholders' register or any person demands that his/her name be registered on the shareholders' register loses his/her share certificates (that is the original "share certificates"), he/she can apply to the Company for the reissue of new share certificates for the shares (that is "the relevant shares").

Article 150 of the Company Law shall be followed if a domestic capital shareholder loses his/her share certificates and applies for the reissue of new share certificates.

The law of the locality where the original overseas-listed foreign capital shareholders' register is stored, the regulation of the stock exchange or other applicable regulations shall be followed if an overseas-listed foreign capital shareholder loses his/her share certificates and applies for the reissue of new share certificates.

If an overseas-listed foreign capital shareholder of a company that is listed in Hong Kong loses his/her share certificates and applies for the reissue of new share certificates, the reissue shall meet the following requirements:

(1) The applicant shall submit the application in the standard form specified by the Company together with a notarial certificate or a legal declaration, which shall include the reason for the application, circumstances and evidence of losing the share certificates and a statement that no other person may demand being registered as a shareholder owning the shares in question.

(2) Before the Company decides to reissue new share certificates, it receives no statement from anybody other than the applicant demanding his/her being registered as the holder of such shares.

(3) When the Company decides to reissue new share certificates to the applicant, it shall put on announcement in newspapers or magazines specified by the board of directors, stating that it is going to reissue new share certificates. The announcement period is 90 days with the announcement repeated at least once every 30 days.

(4) Before putting on the announcement of the reissue of new share certificates, the Company shall submit a copy of the announcement to be published to the stock exchange where it is listed. After receiving the reply of the stock exchange confirming that the announcement has been posted in the stock exchange, the Company can have the announcement published. The announcement will be displayed in the stock exchange for 90 days.

If the application for the reissue of new share certificates is not agreed by the registered shareholder of the relevant shares, the Company shall mail the photocopy of the announcement to be published to the said shareholder.

(5) The announcement or display stipulated in (3) and (4) of this article will last for 90 days. If the Company receives no objection to the reissue of new share certificates, the Company may reissue new share certificates according to the application of the applicant.

(6) When the Company reissues new share certificates, it shall cancel the original share certificates immediately and record the cancellation together with the reissue

on the shareholders' registers.

(7) All the cost incurred by the Company in canceling the original share certificate and reissuing new share certificates shall be covered by the applicant. Before the applicant provides reasonable guarantee, the Company has the right to refuse to take any action.

Article 42
After the Company reissue new share certificates according to the Articles of Association, the name of the bona fide buyer of the said new share certificates or the shareholder (if a bona fide buyer) that is recorded to be the owner of the shares cannot be deleted from the shareholders' register.

Article 43
The Company is not liable for compensating anybody who suffers loss owing to the cancellation of original share certificates or reissue of new share certificates unless he/she can prove that the Company has been fraudulent.

Chapter 7 Shareholders' Rights and Obligations

Article 44
Shareholders of the Company refer to the people holding the Company's shares legally and having their names recorded on the shareholders' register.

A shareholder enjoys rights and bears obligations according to the kinds and number of shares he/she holds. Shareholders holding the same kind of shares enjoy the same rights and bear the same obligations.

Article 45
The Company's shareholder holding ordinary stocks enjoys the following rights:
(1) to receive dividends and other benefits on the shares he/she holds;
(2) to attend or appoint his/her proxy to attend shareholders' meeting and excise the right to vote;
(3) to monitor and manage the business operation of the Company, to put forward proposals or inquiries;
(4) to transfer his/her shares according to law, administrative regulation or the Articles of Association of the Company;
(5) to receive relevant information according to the Articles of Association of the Company including:
a. to receive the Articles of Association of the Company after paying the cost of it.
b. To have the right, after paying reasonable cost, to examine and make photocopies of the following:
(a) all the shareholders' register;
(b) personal data of the Company's directors, supervisors, managers and other

officials, including their:
- (i) current and previous name and alias;
- (ii) main address (residence);
- (iii) nationality;
- (iv) occupation and position of full-time job and all the part-time jobs;
- (v) identity certificate and its number

(c) the status of the Company's capital stock;

(d) the report stating the total par value, number, highest price and lowest price in the Company's redemption of every kind of its shares in the last accounting year and the total amount of money the Company paid for the redemption.

(e) The minutes of the shareholders' meeting.

(6) To participate in the distribution of the remaining assets of the Company with the shares he/she holds when the Company winds up or is liquidated.

(7) Other rights granted by law, administrative regulation or the Articles of Association of the Company.

Article 46

Any shareholder holding ordinary stock of the Company shall bear the following obligations:

(1) to observe the Articles of Association of the Company;

(2) to pay the money for the share he/she has subscribed for according to the form of contribution;

(3) Other rights stipulated by law, administrative regulation or the Articles of Association of the Company.

Apart from the terms the subscriber agrees with at the time of subscription, the shareholder is not responsible for making further investment of capital stock.

Article 47

Apart from the obligations stipulated by law, administrative regulation and the listing regulation of the stock exchange where the Company is listed, the holding shareholder, during its exercise of his/her rights as a shareholder, shall not, because of the exercise of his/her voting power, lead to decisions that harm all or some of the shareholders in the following respects:

(1) to relieve directors or supervisors of the responsibility to behave honestly for the maximum benefit of the Company;

(2) to permit directors or supervisors to deprive the Company of its asset (for their own benefit or other persons' benefit), including (but not limited to) any distributing right, voting right, excluding the Company's restructuring passed by the shareholders' meeting according to the Articles of Association.

Article 48

The holding shareholder mentioned in the previous article refers to one that satisfies any one of the following conditions:

(1) he/she can elect more than half of the directors when acting alone or acting with others;
(2) he/she can exercise no less than 30% of the voting power of the Company or can control no less than 30% of the voting power of the Company when acting alone or acting with others;
(3) he/she owns no less than 30% of the issued shares of the Company when acting along or acting with others;
(4) he/she virtually controls the Company when acting along or acting with others;

Chapter 8 Shareholders' Meeting

Article 49

The shareholders' meeting is the power body of the Company and exercise its rights under law.

Article 50

The shareholders' meeting exercises the following rights.

(1) to decide the Company's business policy and investment plans;
(2) to elect and change directors and decide the directors' remunerations;
(3) to elect and change supervisors acted by directors and decide the supervisors' remunerations;
(4) to examine and approve the reports of the board of directors;
(5) to examine and approve the reports of the board of supervisors;
(6) to examine and approve the annual financial plan of budget and final accounts of the Company;
(7) to examine and approve the profit distribution plan and loss make-up plan of the Company;
(8) to make decision on the addition or reduction of the registered capital of the Company;
(9) to make decision on such issues as the merging, division, dissolution and liquidation of the Company;
(10) to pass resolution on the issue of corporate bonds;
(11) to pass resolution on hiring or dismissing a certified public accountants office or not renewing the contract with the certified public accountants office;
(12) to revise the Articles of Association;
(13) to examine the proposal made by shareholders representing no less than 5% of the voting shares of the Company;
(14) to decide other issues that, according to law, administrative regulation or the Articles of Association, shall be decided by the resolution of the shareholders' meeting.

Article 51
Unless ratified by the shareholders' meeting, the Company may not sign a contract with anybody other than the directors, supervisors, manager or other officials whereby the Company entrusts this person to be responsible for the management of all or important business of the Company.

Article 52
The shareholders' meeting is classified into annual shareholders' meeting and contingent shareholders' meeting. The annual shareholders' meeting, held once every year, shall be convened within 6 months after conclusion of the previous accounting year.

The board of directors shall convene a contingent shareholders' meeting within two months in any of the following cases:

(1) the number of the directors does reach the number required by the Company Law or two thirds of the number required by the Articles of Association;
(2) the loss that has not been made up reaches one third of the total capital stock of the Company;
(3) shareholders representing no fewer than 10% of the voting shares issued call for a contingent shareholders' meeting in writing;
(4) the directors think it necessary to hold a contingent shareholders' meeting or the supervisors call for it.

Article 53
Before holding a shareholders' meeting, the Company shall send a written notice 45 days in advance, informing every registered shareholder of the issues on the agenda as well as the date and place of the meeting. Shareholders that are going to attend the meeting shall send their reply of attending the meeting to the Company 20 days in advance of the meeting date.

Article 54
At the annual shareholders' meeting, shareholders owning no fewer than 5% of the total voting shares of the Company may make a new proposal in writing. The Company shall include the items of the proposal that lie in the responsibility of the shareholders' meeting in the agenda of the meeting.

Article 55
Based on the written replies received 20 days before the shareholders' meeting, the Company will calculate the number of voting shares represented by the shareholders planning to attend the shareholders' meeting. When the voting shares represented by the shareholders planning to attend the meeting reach half of the total voting shares of the Company, the Company may convene a shareholders' meeting. Otherwise, the

Company shall inform shareholders in the form of public announcement of the issues on the agenda, date and place of the meeting within 5 days. Having given the public announcement, the Company may convene the shareholders' meeting.

A contingent shareholders' meeting shall not decide any item that is not indicated in the announcement.

Article 56

The notice of the shareholders' meeting shall meet the following requirements:

(1) It is given in writing;
(2) The place, date and time of the meeting are indicated;
(3) The items on the agenda are listed.
(4) Information and explanation are provided for the shareholders about the items to be discussed necessary for coming to sensible decisions; this principle applies to (but not limited to) providing the detailed terms and contract (if any) and explaining the cause and consequence when the Company proposes merger, redemption of shares, recomposition of capital stock or other restructuring;
(5) If any director, supervisor, manager or any other official has significant interests in the issue to be discussed, the nature and extent of the interests shall be disclosed; if the influence of an issue to be discussed on the said director, supervisor, manager or any other official as a shareholder is different from the influence on other shareholders of the same class, the difference shall be explained;
(6) The full text of any special resolution to be passed at the meeting shall be provided;
(7) It is explained through obvious wording that a shareholder entitled to attend the meeting and vote may appoint one or more proxies to attend the meeting and vote on his/her behalf; the proxy does not have to be a shareholder;
(8) Where and when to serve the Proxy shall be indicated.

Article 57

The notice of the shareholders' meeting shall be send to the shareholders (no matter whether a shareholder has vote right at the shareholders' meeting or not) by a messenger or postage-paid mail. The address of the recipient shall be the address recorded on the shareholders' register. For the domestic capital shareholders, the notice of shareholders' meeting may take the form of announcement.

The announcement mentioned in the previous paragraph shall be published on one or several newspapers or magazines specified by the securities regulatory authority of the State Council during the period from 45 days before the meeting to 50 days before it. Once the announcement is published, all the domestic capital shareholders are deemed to have received the notice of the shareholders' meeting.

Article 58

If the notice is not sent to persons who have the right to receive the notice or the

persons do not receive the notice owing to accident or omission, the meeting and any resolution passed by the meeting shall not lose their validity.

Article 59

Any shareholder that has the right to attend the shareholders' meeting and vote is entitled to appoint one or several persons (who do not have to be shareholders) to attend the meeting as his/her proxy and vote on his/her behalf. With the appointment of the shareholder, the proxy may exercise the following rights:

(1) the right of the shareholder to speak at the shareholders' meeting;
(2) the right to, individually or jointly with others, demand taking a poll;
(3) the right to vote though showing of hands or taking a poll; however, if the shareholder appoints more than one proxies, they can only vote by taking a poll.

Article 60

A shareholder shall appoint his/her proxy with a written instrument, which shall be signed by the principal or his agent appointed in writing. Where the principal is a corporation, the instrument shall bear the official seal or be signed by a director or a duly authorized agent.

Article 61

The Proxy shall be stored at the registered address of the Company or a place indicated in the notice of the meeting 24 hours in advance of the meeting related to the Proxy or 24 hours in advance of the voting. If the Proxy is signed by a person authorized by the principal, the power of attorney authorizing the signature or any other authorization instrument shall be notarized. The notarized power of attorney or any other authorization instrument shall be stored at the registered address of the Company or a place indicated in the notice of the meeting together with the Proxy.

If the principal is a corporation, the person(s) authorized by its legal representative, board of directors or other decision-making body shall act as its representative at the shareholders' meeting.

Article 62

Whatever the form of Proxy that the board of directors offers the shareholders, the shareholders shall be given freedom to instruct the proxy to vote for or against a proposal and give specific instruction on the issue of every item on the agenda. It shall be indicated on the Proxy that the proxy may vote according to his/her own will if no instruction from the shareholder is available.

Article 63

If the principal has died, lost his/her civil capacity, withdrawn the Proxy, withdrawn the power for executing the Proxy or the shares concerned have been transferred, as long as the written notice of the above acts has not been received before the meeting, the vote made by the proxy according to the Proxy shall be valid.

Article 63

The resolutions passed by the shareholders' meeting are divided into ordinary resolutions and special resolutions.

An ordinary resolution shall be approved by shareholders (including the proxies) who represent more than half of the voting rights of all the shareholders present.

A special resolution shall be approved by shareholders (including the proxies) who represent more than two thirds of the voting rights of all the shareholders present.

Article 65

When a shareholder (including his/her proxy) votes at the shareholders' meeting, he/she exercises his/her voting right with the number of voting shares he/she represents, with one vote for one share.

Article 66

The shareholders meeting shall vote by a showing of hands unless the following people demand taking a poll either before or after the showing of hands.

(1) the chairman of the meeting;
(2) at least two shareholders with vote rights or their proxies;
(3) one or several shareholders (including proxies) individually or jointly holding not fewer than 10% of the voting shares of the Company.

Unless somebody proposes taking a poll, the chairman will announce whether the proposal is passed according to the result of the showing of hands and will have this recorded in the minutes as the ultimate evidence, without the need to prove the number of votes for the proposal and the number of votes against its or their ratio.

The request for taking a poll can be withdrawn by the person initiating this request.

Article 67

If a poll is called for to elect the chairman or suspend the meeting, the poll shall be taken at once; the chairman will decide when to take poll for other issues where a poll is called for. The meeting may proceed to discuss other issues. The result of the poll will be regarded as a resolution passed at the meeting.

Article 68

When a poll is being taken, a shareholder (proxy) with two or more than two voting rights need not cast all the votes for the proposal or against the proposal.

Article 69

whether a showing of hands or a poll, when there is a draw between the objecting

votes and supporting votes, the chairman has the right to cast another vote.

Article 70
The following issues shall be approved by ordinary resolutions of the shareholders' meeting:

(1) the briefings of the board of directors and the board of supervisors;
(2) the profit distribution plan and loss makeup plan prepared by the board of directors;
(3) the dismissal of directors or supervisors as well as their remunerations and means of payment;
(4) the Company's annual budget, final accounting plan, balance sheet, profit statement and other financial statements;
(5) other issues other than those that shall be passed by special resolutions according to law, administrative regulation or Articles of Association of the Company

Article 71
The following issues shall be passed by special resolutions of the Company:

(1) the Company increases, decreases its equity stock, issues any class of stocks, stock subscription certificate or similar securities;
(2) the Company issues bonds;
(3) the Company's division, merger, dissolution and liquidation;
(4) revision of the Articles of Association;
(5) other issues that, according to an ordinary resolution passed by the shareholders' meeting, will have important influence on the Company and needs to be passed by a special resolution.

Article 72
If shareholders call for a contingent shareholders' meeting or a class shareholders' meeting, the following procedures shall be followed:

(1) Two or more than two shareholders jointly holding no fewer than 10% of the voting shares at the meeting to be held may sign a written demand (or several copies of it that are identical in format and contents) proposing to the board of directors that a contingent shareholders' meeting or a class shareholders' meeting be convened and indicating the issues of the meeting. Upon receiving the said written demand, the board of directors shall convene a contingent shareholders' meeting or a class shareholders' meeting as soon as possible. The number of shares just mentioned shall be the number at the date when the written demand is submitted.

(2) If the board of directors does not issue an announcement to assemble the meeting within 30 days after receiving the said written demand, the shareholders raising

the demand can convene the meeting within four months after the board of directors receives the demand. The meeting shall follow a procedure that is closest to the procedure the board of directors goes through in convening a shareholders' meeting.

If the shareholders convene the meeting by themselves as the board of directors fails to convene the meeting as requested, their reasonable cost shall be borne by the Company and will be deducted from the money due to be paid by the Company to the negligent director(s).

Article 73
The shareholders' meeting shall be convened by the chairman of the board who will act as the chairman of the meeting. If the chairman of the board cannot attend the meeting, the vice chairman of the board shall convene the meeting and act as the chairman of the meeting. If neither the chairman of the board nor the vice chairman of the board can attend the meeting, the chairman of the board can appoint a director to convene the meeting and act as chairman of the meeting. If the shareholders cannot elect the chairman of the meeting for any reason, the shareholder (shareholder's proxy) holding the most voting shares present shall be the chairman of the meeting.

Article 74
The chairman of the meeting is responsible for deciding whether a resolution has been passed. His decision is final and will be announced at the meeting and recorded in the minutes.

Article 75
If the chairman of the meeting has any doubt about the voting result of a proposal put to vote, he/she can count the votes; if the chairman has not counted the votes, any shareholder (proxy) present who has objection to the result announcement by the chairman has the right to demand a count of the votes right after the result is announced. The chairman shall count the votes at once.

Article 76
If votes are counted at the shareholders' meeting, the result of the count will be recorded in the minutes.

The minutes together with the signature register of the shareholders present and the Proxies shall be stored at the registered address of the Company.

Article 77
Shareholders can review for free the photocopies of the minutes during the office hours of the Company. If any shareholder asks the Company to give him/her a photocopy of the minutes, the Company shall send the photocopy within 7 days after receiving the reasonable fee.

Chapter 9 Special Voting Procedure of Class Shareholders

Article 78

Shareholders holding different classes of shares are class shareholders.

Class shareholders enjoy rights and bear obligation according to law, administrative regulation and the Articles of Association of the Company.

Article 79

If the Company intends to alter or revoke the rights of class shareholders, it can do so after this proposal is approved by a special resolution at the shareholders' meeting or meetings of shareholders convened by shareholders to be influenced according to Article 81 and Article 85 hereof.

Article 80

In the following cases, the rights of a certain class shareholders are deemed to be altered or revoked:

(1) The shares of this class are increased or decreased, or another class of shares that enjoy equal or more voting rights, distribution rights or other privileges are increased or decreased;

(2) Part or all of the shares of this class are converted into shares of other classes, or part or all of the shares of other classes are converted into shares of this class or the right to make this kind of conversion is granted;

(3) The right of the shares of this class to obtain dividends or accumulated dividends is revoked or decreased;

(4) The right of the shares of this class to have the priority in obtaining dividends or to have the priority in obtaining distribution of assets during the liquidation of the Company is revoked or decreased;

(5) The right of the shares of this class to convert shares, to make a choice, to vote, to transfer, to have the priority in rationing, and to obtain the bonds of the Company is revoked or decreased;

(6) The right of the shares of this class to collect the due payment of the Company in a specified currency;

(7) A new class is established which enjoys equal or more voting rights, distribution right or other privileges;

(8) Restriction is imposed on the transfer or ownership of the shares of this class, or this restriction is strengthened;

(9) Subscription options for this class or another class or right to convert shares is issued;

(10) The rights and privileges of shares of other classes are increased.

(11) The restructuring plan of the Company constitutes disproportionate share of responsibility among shareholders of different class during the restructuring;

(12) The articles of this chapter hereof are amended or revoked.

Article 81
The class shareholders influenced, no matter whether they have voting right at the original shareholders' meeting, they have voting rights in issues connected with Article 80 (2) through (8), (11), and (12). However, shareholders who have interests in the issue have no voting rights at the class shareholders' meeting.

The meaning of "shareholders who have interests in the issue" in the previous paragraph is as follows:

(1) When the Company sends an offer to every shareholder to redeem its shares in the same proportion or redeems its shares through open market transaction at the stock exchange, "shareholders who have interests in the issue" refer to the holding shareholders defined in Article 48 hereof;
(2) When the Company redeems its shares through agreement outside the stock exchange according to Article 25 hereof, "shareholders who have interests in the issue" refer to shareholders that are related to the agreement;
(3) In the Company's restructuring plan, "shareholders who have interests in the issue" refer to shareholders that bear responsibility at a lower proportion than other shareholders of this class or shareholders that enjoy different interests from other shareholders of this class.

Article 82
A resolution at a class shareholders' meeting can be passed when it is approved by more than two thirds of the voting shares present at the class shareholders' meeting.

Article 83
If the Company intends to convene a class shareholders' meeting, it shall distribute a written notice 45 days in advance to inform every registered shareholder owning shares of this class of the items on the agenda as well as the meeting date and place. Shareholders planning to attend the meeting shall send their written reply of attending the meeting to the Company 20 days before the meeting date.

When the voting shares represented by the shareholders planning to attend the meeting reach half of the total voting shares of this class, the Company may convene a class shareholders' meeting. Otherwise, the Company shall inform shareholders in the form of public announcement of the issues on the agenda, date and place of the meeting within 5 days. Having given the public announcement, the Company may convene the class shareholders' meeting.

Article 84
The notice of the class shareholders' meeting is sent only to the shareholders that have the right to vote at such a meeting.

Class shareholders' meeting shall be convened in a procedure closest to that of a

shareholders' meeting. Articles hereof applicable to the procedure of the shareholders' meeting apply to the class shareholders' meeting.

Article 85
If required by the regulation of the stock exchange where the Company's shares are listed, the Articles of Association of the Company shall include the wording of "apart from shareholders of other classes, domestic capital shareholders and overseas-listed foreign capital shareholders shall be regarded as different classes of shareholders".

The Articles of Association of the Company containing the wording mentioned in the previous paragraph shall also stipulate that "the class shareholders' special voting procedure shall not apply in the following cases: (1) with the approval by a special resolution of the shareholders' meeting, the Company issues domestic capital shares and overseas-listed foreign capital shares either separately or simultaneously, and the number of domestic capital shares to be issued or the number of overseas-listed foreign capital shares to be issued does not exceed 20% of the shares already issued of the same class; (2) the Company's plan to issue domestic capital shares and overseas-listed foreign capital shares at its incorporation is fulfilled within 15 months from the date of approval by the State Council Securities Commission."

Chapter 10 Board of Directors

Article 86
The Company will set up its board of directors, which comprises of [number] directors. There will be a chairman of the board, [number] vice chairman/chairmen and [number] directors.

Article 87
Directors, who are elected by the shareholders' meeting, serve for a term of [number] years. A director can be reelected and serve another term after the current term expires.

The chairman and vice chairman of the board shall be elected and dismissed by the majority of the directors. The chairman and vice chairman of the board serve for a term of [number]. They can be reelected and serve another term after the current term expires.

One does not need to hold the Company's shares to qualify as a director.

Article 88
The board of directors, which is responsible to the shareholders' meeting, performs the following functions and powers:

(1) to convene shareholders' meeting and present briefing at the shareholders' meeting.

(2) to carry out the resolutions of the shareholders' meeting;
(3) to determine the business guidelines and investment plans of the Company;
(4) to formulate the annual financial plan of budget and final accounts of the Company;
(5) to formulate the profit distribution plan and loss make-up plan of the Company;
(6) to formulate plan concerning the addition or reduction of the registered capital of the Company as well as the plan concerning the issue of corporate bonds;
(7) to formulated plans of merging, division or dissolution of the Company;
(8) to determine the organization of the internal departments of the Company;
(9) to appoint or dismiss the Company's manager and, at the nomination of the manager, to appoint or dismiss deputy manger and financial officer of the Company and to determine their remunerations;
(10) to formulate the basic management policy of the Company;
(11) to amend the Articles of Association of the Company.

Apart from (6), (7) and (11) that shall be approved by more than two thirds of the directors, other issues listed above can be passed if half of the directors vote for them.

Article 89
When the board of directors is in the process of disposing fixed assets, if the sum of the forecast value of the fixed assets to be disposed of and the value of the fixed assets that have already been disposed of during the four months before the current proposal of disposal exceeds 33% of the fixed assets shown on the latest balance sheet examined by the board of directors, the board of directors is not allowed to dispose of or agree to dispose of the fixed assets in question before approved by the shareholders' meeting.

Disposal of fixed assets said in this article includes acts to transfer some asset interests, but does no include acts to provide guarantee with fixed assets.

The validity of the transaction whereby the Company disposes of its fixed assets shall not be influenced by the violation of the first paragraph of this article.

Article 90
The chairman of the board of directors performs the following functions and powers:

(1) to preside shareholders' meeting and to convene and preside board meetings;
(2) to inspect the implementation of resolutions of the board meetings;
(3) to sign securities issued by the Company;
(4) other functions and powers granted by the board of directors.

When the chairman is not in the position to perform his/her functions and powers, he/she may appoint the vice chairman of the board to act in his/her position.

Article 91
The board meeting, convened by the chairman of the board, shall be held at least twice every year. The chairman of the board shall advise every director [number] days in advance. In the case of emergency, a contingent board meeting may be held at the proposal of over [number] directors or the manager of the Company.

Article 92
The notice of a board meeting or a contingent board meeting shall be given in the following form: [specific form of notice]; the period of notice is [specific period of notice].

Article 93
Every director can cast one vote. Any resolution of the board meeting shall be passed by more than half of the directors.

When there is a draw, the chairman of the board has the right to cast another vote.

Article 94
Every director shall attend the board meeting personally. If a director cannot attend the meeting personally, he/she may appoint another director with a written power of attorney to attend the meeting. The power of attorney shall specify the range of power granted.

The director thus authorized shall exercise the right of that director within the power granted. Where a director does not attend a board meeting, nor does he/she appoint any representative to attend it, he/she is deemed to have waived the right to vote at that meeting.

Article 95
Decisions made at the board meetings shall be recorded in the minutes, which every director present as well as the recorder shall sign. The directors shall be responsible to the resolutions approved by the board meeting. Where a resolution of the board meeting violates law, administrative regulations or the Articles of Association of the Company and causes serious loss to the Company, the directors having participated in the voting of the resolution shall be responsible for make up the loss of the Company; however, if a director has expressed his/her objection during the voting and his/her objection is recorded in the minutes, this director is relieved of the responsibility.

Chapter 11 Secretary of the Board of Directors

Article 96
There will be a secretary of the board of directors, who is an official of the Company.

Article 97
The secretary of the board of directors, appointed by the board of directors, shall be a

natural person with necessary professional expertise and experience. The main responsibility of the secretary of the board of directors is as follows:

(1) to ensure that the Company has complete organizational documentation and records;
(2) to ensure that the Company legally prepares and submits reports and documents as required by the authorities;
(3) to ensure that the shareholders' register is properly established and that persons entitled to receive the relevant records and documents of the Company can receive these records and documents in due time.

Article 98
A director or any other official of the Company can act as the secretary of the board of directors. A certified public accountant of the certified public accounts office hired by the Company may not act as secretary of the board of directors.

Where a director acts as the secretary of the board of directors, if an act shall be performed by the director and the secretary of the board of directors separately, the person who concurrently acts as director and secretary of the board of directors may not perform the act in dual identity.

Chapter 12 Manager

Article 99
There will be one manager, who is appointed or dismissed by the board of directors.

Article 100
The manager of the Company, who is responsible to the board of directors, performs the following functions and powers:

(1) to be in charge of the everyday business management, coordinate the implementation of the resolution of the board of directors;
(2) to coordinate the implementation of the annual operation plan and investment plan of the Company;
(3) to prepare the plan of organization of departments of the Company;
(4) to prepare the basis management policy of the Company;
(5) to formulate the basic rules and regulations of the Company;
(6) to propose to appoint or dismiss the deputy manager and financial officer;
(7) to appoint or dismiss managing personnel other than those that shall be appointed or dismissed by the board of directors;
(8) other functions and powers granted by the Articles of Association and the board of directors.

Article 101
The manager attends the board meeting; the manager who is not a director is not

allowed to vote at the board meeting.

Article 102
When performing his/her functions and powers, the manager shall observe law, administrative regulation and the Articles of Association and fulfill the obligation of showing good faith diligence.

Chapter 13 Board of Supervisors

Article 103
The Company will set up the board of supervisors.

Article 104
The board of supervisors comprises [number] persons, one of them acting as the chairman of the board of supervisors. A supervisor serve for a term of [number] years and may be reelected and serve another term.

Article 105
The board of supervisors is constituted by [number] representatives of shareholders and [number] representatives of employees of the Company. The representatives of shareholders shall be elected and dismissed by the shareholders' meeting while the representatives of employees by employees of the Company in a democratic way.

Article 106
Any director, the manager or the financial officer of the Company may not act concurrently as supervisor.

Article 107
The board of supervisors shall meet at least [number] times every year. The meeting of the board of supervisors shall be presided by the chairman of the board of supervisors.

Article 108
The board of supervisors, which is responsible to the shareholders' meeting, performs the following functions and powers under law:

(1) to examine the finance of the Company;
(2) to check the directors, the manager and other officials for behaviors violating the law, administrative regulation or the Articles of Association of the Company while performing their duties;
(3) to urge the directors, the manager and other officials make corrections when their behaviors are detrimental to the interests of the Company;
(4) to check the financial reports, business reports, and profit distribution plans that the board of directors are going to submit to the shareholders' meeting, and where

there is doubt, to appoint, in the name of the Company, certified public accounts and practicing auditors to check those reports and plans
(5) to initiate contingent shareholders' meeting;
(6) to deal with or sue any director on behalf of the Company;
(7) other functions and powers stipulated in the Articles of Association

The supervisor attends the board meeting as a non-voting attendee.

Article 109
The form of discussion of the board of supervisors is: [specific form]; the voting procedure is: [specific voting procedure].

Article 110
The reasonable cost spent to hire such professionals as lawyers, certified public accountants and practicing auditors when the board of supervisors is performing its functions shall be covered by the Company.

Article 111
When performing functions and powers, the supervisors shall observe law, administrative regulation and the Articles of Association and fulfill the obligation of showing good faith diligence.

Chapter 14 Qualification & Obligation of Director, Supervisor, Manager & Other Official

Article 112
A person may not act as director, supervisor, manager or any other official if:

(1) he/she has no or limited civil capacity; or
(2) he/she was sentenced to imprisonment for conviction of corruption, purpresture, embezzlement or damage of social economic order, and five years has not passed since the expiry of the prison term, or he was deprived of political rights for crime and five years has not passed since the expiry of the prison term; or
(3) he/she used to be director or manger of a company/enterprise that went bankrupt and was liquidated due to poor management and was responsible for the bankruptcy, and three years has not passed since the conclusion of the said bankruptcy and liquidation; or
(4) he/she acted as a legal representative a company/enterprise whose business license was withdrawn due to violation of law and was responsible for the withdrawal, and three years has not passed since the business license of the company/enterprise was withdrawn; or
(5) he/she bears a large sum of outstanding debts; or
(6) he/she is being investigated by the judicial authority for breaking the criminal law and the case has not closed; or

(7) he/she is prohibited to act as head of enterprise according to law or administrative regulation; or
(8) he/she is a non-natural person; or
(9) he/she violated the securities law and regulation according to the judgment of the competent authority and was involved in fraudulent or dishonest behavious, and five years has not pass since the date of such judgment.

Article 113
For a bone fide third person, the validity of the acts of the Company's director, manager, or official shall not be affected by the improperness of their taking the position, the election process or their qualification.

Article 114
Apart from the obligations required by law, administrative regulation or listing regulation of the stock exchange where the Company's shares are listed, the Company's director, manager, or official, while performing their function and powers granted by the Company, shall bear the following obligation for every shareholder:

(1) not to let the Company go beyond the business scope stipulated in the Business License;
(2) to act honestly for the best benefits of the Company;
(3) not, in any form, to deprive the Company of its assets, including (but not limited to) chances beneficial to the Company;
(4) not to deprive any shareholder of his/her individual interests, including (but not limited to) distribution right and voting right, but excluding restructuring the Company approved by the shareholders' meeting according to the Articles of Association.

Article 115
While exercising his/her rights or fulfilling his/her duty, any director, supervisor, manager or other official of the Company shall be responsible for showing the same prudence, diligence and skills as a sensible and prudent person shows in similar situations.

Article 116
While fulfilling his/her duty, any director, supervisor, manager or other official of the Company must act on the principle of good faith and must not put him/herself in a situation where his personal interests may conflict with his/her duty. This principle includes (but is not limited to) fulfilling the following obligations:

(1) to act honestly in the best interests of the Company;
(2) to exercise his/her power within the power granted and not to exceed his/her authority;
(3) to personally exercise the discretion granted to him/her and not be manipulated

by others; not to transfer the discretion granted to him/her unless permitted by law and administrative regulation or ratification of the shareholders' meeting, which is fully-informed;

(4) to fairly treat shareholders owning the same class of shares and shareholder of differently classes;

(5) not to enter into contract, transaction or arrangement with the Company unless otherwise stipulated in the Articles of Association or otherwise ratified by the shareholders' meeting, which is fully-informed;

(6) not to use the Company's assets for self-interest without the ratification of the shareholders' meeting, which is fully-informed;

(7) not to utilize his/her position in accepting bribes or other illegal income, not to misappropriate the assets of the Company, including (but not limited to) chances beneficial to the Company:

(8) not to accept commission connected with deals of the Company without the ratification of the shareholders' meeting, which is fully-informed;

(9) to observe the Articles of Association, to faithfully fulfill his/her duty, to protect the interests of the Company, not to utilize his/her position and power in the Company to pursue self-interest;

(10) not to compete with the Company in any form without the ratification of the shareholders' meeting, which is fully-informed;

(11) not to embezzle the Company's funds or lend the Company's funds to others, not to deposit the Company's funds in bank accounts under his/her name or another person's name, not to provide guarantee for the debts of any shareholder of the Company or any other person with the assets of the Company;

(12) not to disclose any confidential information connected with the Company available to him during his/her office term without the approval of shareholders' meeting, which is fully-informed; not to use such information unless for the benefit of the Company; however, he/she may disclose such information to a law court or the competent authority if:

a. the disclosure is required by law;
b. the disclosure is required by the public good;
c. the disclosure is required by the personal interest of such director, supervisor, manager or official.

Article 117

Any director, supervisor, manager or official of the Company may not instruct the following persons or organizations ("related persons") to do what such director, supervisor, manager or official cannot do:

(1) the spouse or underage children of any director, supervisor, manager or official of the Company;

(2) the trustee of any director, supervisor, manager or official of the Company or persons described in (1);

(3) a partner of any director, supervisor, manager or official of the Company or persons described in (1) and (2);
(4) a company that is virtually under the individual control of any director, supervisor, manager or official of the Company or a company that is virtually under the joint control of any director, supervisor, manager or official of the Company and persons described in (1), (2) and(3) or any other director, supervisor, manager or official of the Company;
(5) any director, supervisor, manager or official of a company under control as described in (4).

Article 118
The obligation of showing good faith borne by any director, supervisor, manager or official of the Company will not necessarily end at the expiration of his/her office term, and his/her obligation to maintain the confidentiality of business secrets of the Company will remain effective after the expiration of his/her office term. The continuation of other obligations, which shall be determined on the principle of equity, depends on the interval between the occurrence of the incidence and his/her leaving the post as well as the question as to in what situation and on what condition his/her relation with Company is terminated.

Article 119
The responsibility borne by any director, supervisor, manager or other official of the Company as a result of violation of a certain obligation may be released by the Shareholders' meeting, which is fully-informed, however the case stipulated in Article 47 hereof is an exemption.

Article 120
If any director, supervisor, manager or other official of the Company has direct or indirect material interests in any contract, transaction or arrangement signed or to be signed, (excluding the employment contract between the Company and any director, supervisor, manager or other official of the Company), he/she shall immediately disclose to the board of directors the nature and extent of the interests no matter whether the issue in question needs the ratification of the board of directors in normal cases.

Unless such interested director, supervisor, manager or official of the Company has made disclosure to the board of directors according to the requirement in the previous paragraph and the board of directors has approved the issue at a meeting where such interested director, supervisor, manager or official of the Company is not counted in the quorum and does not participate in the voting, the Company is entitled to revoke such contract, transaction or arrangement, with the exemption when the other party is bona fide and knows nothing about the violation by such director, supervisor, manager or official of the Company of his/her obligation.

Where the related person of any director, supervisor, manager or other official of the Company has interests in a certain contract, transaction or arrangement, such director, supervisor, manager or other official of the Company will be regarded interested in such contract, transaction or arrangement.

Article 121

If any director, supervisor, manager or other official of the Company, before the company first thinks of entering into a certain contract, transaction or arrangement, submit a notice to the board of directors in writing, stating that, because of the information listed in the notice, they will be interested in the contract, transaction or arrangement that the company will enter into in the future, then such director, supervisor, manager or other official of the Company is deemed, within the boundary indicated in the notice, to have made the disclosure as required in the previous article of this chapter.

Article 122

The Company shall not pay tax for its director, supervisor, manager or any other official of the Company in any form.

Article 123

The Company shall not, directly or indirectly, provide loan or loan guarantee for any director, supervisor, manager or other official of the Company or its parent company or any related person of the persons mentioned above.

The previous paragraph does not apply in the following cases:

(1) the Company provide loan or loan guarantee for its subsidiary;
(2) with the employment contract ratified by the shareholders' meeting, the Company provide loan, loan guarantee or other funds for a director, supervisor, manager or other official of the Company, in order that he/she can pay the cost incurred for the purpose of the company or while he/she performs his/her duty;
(3) if the Company's business scope includes providing loan and loan guarantee, the Company is allowed to provide loan or loan guarantee for any director, supervisor, manager or other official of the Company or his/her related person on normal business conditions.

Article 124

If the Company provides a loan by violating the previous article, the person who receives the loan shall return the loan immediately whatever the conditions of the loan.

Article 125

The loan guarantee that the Company provides by violating the first paragraph of Article 123 shall not be enforced. The previous paragraph does not apply in the

following cases:

(1) the loan provider does not know that he/she is providing a loan to a related person of a director, supervisor, manager or other official of the Company or its parent company;
(2) the guarantee provided by the Company has been sold by the loan provider to a bona fide buyer.

Article 126
The "guarantee" used in the previous article of this chapter includes the act of the guarantor to bear responsibility or provide property to warrant the obligor's fulfillment of his/her obligation.

Article 127
If any director, supervisor, manager or other official of the Company violates the obligation for the Company, apart from the claims and remedial measures as stipulated in law and administrative regulation, the company has the right to take the following measures:

(1) to require such director, supervisor, manager or other official to compensate for the loss to the Company due to his/her breach of duty;
(2) to revoke any contract or transaction between the Company and such director, supervisor, manager or other official and any contract or transaction between the Company and the third person, who is aware and should be aware that the director, supervisor, manager or other official representing the company has violated his/her obligation for the Company;
(3) to require such director, supervisor, manager or other official to hand in the income from his/her violation of obligation;
(4) to claim the money that such director, supervisor, manager or other official receives but should be received by the Company, including (but not limited to) commissions;
(5) to require such director, supervisor, manager or other official to return the interest that has been earned or may have been earned on the money that should have been given to the Company;

Article 128
The Company shall sign, with directors and supervisors of the Company, written contracts on remuneration which have been ratified by the shareholders' meeting. The said "remuneration" includes:

(1) the remuneration for acting as director, supervisor or official of the Company;
(2) the remuneration for acting as director, supervisor or official of a subsidiary of the Company
(3) the pay for providing other services to management of the Company or its

subsidiary;

(4) the compensation for such director or supervisor when he/she loses his post or retires;

Apart from the said contract, any director or supervisor shall not file a lawsuit against the Company on the interests he/she should obtain in the above-mentioned cases.

Article 129

It shall be indicted in the remuneration contract signed between the Company and any director or supervisor of the Company that, when the Company is going to be acquired, the director or supervisor of the Company is entitled to be paid compensation or other money when he/she loses his post or retires under the conditions ratified by the shareholders' meeting. The wording "the Company is going to be acquired" mentioned in the previous sentence means:

(1) someone gives an offer to all the shareholders to acquire the company;
(2) someone gives an offer to acquire for the purpose of becoming a holding shareholder. The definition of "holding shareholder" is the same as that in Article 48 hereof.

Where any director or supervisor does not follow this Article, any money received shall belong to those who accept the said offer and sell their shares. Such director or supervisor shall share the cost of distributing the proceeds pro rata. This cost cannot be deducted from such proceeds.

Chapter 15 Financial & Accounting System & Profit Distribution

Article 130

The company shall set up its financial & accounting system according to law, administrative regulation and China accounting norms formulated by the financial authority of the State Council.

Article 131

The Company shall prepare its financial reports at the end of every accounting year and have them audited and inspected under law.

Article 132

At every annual shareholder's meeting, the board of directors of the Company shall present to the shareholder the financial reports as required by law, administrative regulation, regulatory documents issued by the local government or competent authorities.

Article 133

The financial reports of the Company shall be placed at the Company 20 days in

advance of the annual shareholders' meeting ready for the review of the shareholders. Every shareholder of the Company has the right to obtain the financial reports mentioned in this chapter.

A company listed in Hong Kong shall at least send the said financial reports by postage-paid mail to every overseas-listed foreign capital shareholder, the mail being addressed to the recipient's registered address in the shareholders' register.

Article 134
The financial statements shall be prepared according to the Chinese accounting norm and regulation as well as according to the international accounting norm or that of the locality of listing. If there is material difference in the financial statements prepared according to two accounting norms, this should be indicated in the notes of the financial statements. When the company distributes the after-tax profit of a certain accounting year, the financial statement showing less after-tax profit shall be adopted.

Article 135
The semiannual business result or financial information published or disclosed by the Company shall be prepared according to the Chinese accounting norm and regulation as well as according to the international accounting norm or that of the locality of listing.

Article 136
The Company shall publish two financial reports every accounting year: a semiannual financial report published within 60 days from the end of the first 6 months of the accounting year, and an annual financial report within 120 days from the end of the accounting year.

Article 137
Except the legal account book, the Company may not have any other account book.

Article 138
The capital public reserve includes:

(1) the premiums when shares are issued at prices above the par value;
(2) other income that shall be classified as capital public reserve as required by the financial authority of the State Council.

Article 140
The Company shall appoint a fund receiving agent for the overseas-listed foreign capital shareholder. The fund receiving agent receives dividends on the overseas-listed foreign capital shares and other payment on behalf of the shareholder.

The fund receiving agent appointed by the Company shall meet the requirements of

the law of the locality of listing and the regulation of the stock exchange.

Chapter 16 Hiring CPA Office

Article 141

The company shall hire an independent certified public accountants office that satisfies government regulations to audit the annual report of the company and to review other financial report of the company.

The first certified public accountants office may be hired by the incorporation meeting before the first annual shareholders' meeting. The hire term will terminate at the close of the first annual shareholders' meeting.

Where the incorporation meeting does not exercise the power stipulated in the previous paragraph, the board of directors shall exercise that power.

Article 142

The hire term of the certified public accountants office hired by the company lasts from the end of the current annual shareholders' meeting to the end of the next annual shareholders' meeting.

Article 143

The certified public accountants office hired has the following rights:

(1) to examine the account book, records or vouchers from time to time and to require the directors, manager, or other officials to provide relevant information and explanation;
(2) to require the Company to take all the reasonable measures to obtain from its subsidiary the information and explanation necessary for the certified public accountants office to fulfill its duty;
(3) to attend the shareholders' meeting, to obtain the meeting advice or other information related to the meeting available to any shareholder, to speak about issues concerning its duty as the Company's certified public accountants office at any shareholder's meeting.

Article 144

If the post of the certified public accountants office is vacant, the board of directors may appoint a certified public accountants office to fill the vacancy before the shareholders' meeting. However, during the vacancy, if the company has another hired certified public accountants office, such certified public accountants office can still function.

Article 145

Whatever the terms of the contract between the Company and the certified public accountants office, the shareholders' meeting may dismiss the certified public

accountants office through an ordinary resolution before the expiry of the hire term of the certified public accountants office. If the certified public accountants office makes a claim against the Company because it is dismissed, such right shall not be affected.

Article 146
The pay for the certified public accountants office or the means by which the pay is determined shall be determined by the shareholders' meeting. The pay for the certified public accountants office hired by the board of directors shall be determined by the board of directors.

Article 147
The company's hiring or dismissing the certified public accountants office or no renewal of the contract with the certified public accountants office shall be decided by the shareholders' meeting and shall be filed with the securities authority of the State Council.

Article 148
If the Company dismisses or does not renew the contract with the certified public accountants office, it shall inform the certified public accountants office beforehand. The certified public accountants office has the right to state its opinion at the shareholders' meeting. If the certified public accountants office resigns, it shall make a statement at the shareholders' meeting as to whether the company has improper behaviors.

Chapter 17 Merger & Division

Article 149
For merger or division, the board of directors of the Company shall put forward a scheme. After the schemed passes the procedure as required by the Articles of Association, the Company shall go through the inspection and approval formalities under law. Shareholders objecting to the merger or division scheme have the right to require shareholders supporting the merger or division scheme to buy their shares at a fair price. Resolutions concerning merger or division shall be made into documents for the shareholders to review.

For over-seas listed foreign capital shareholders of a company listed in Hong Kong, the above-mentioned documents shall be sent to the shareholders by mail.

Article 150
Merger of the company can take the form of absorbing merger or newly established merger.

For a merger, parties of the merger shall sign a merger agreement and prepare their balance statements and lists of assets. The Company shall inform the creditors within

10 days from the date of the merger resolution and shall announce on newspaper at least 3 times within 30 days.

After the merger, the creditor's rights and debts of the parties to the merger shall be inherited by the existing company after the merger or the newly established company.

Article 151
When the Company is divided, its assets shall be divided accordingly.

For a division, parties of the division shall sign a division agreement and prepare their balance statements and lists of assets. The Company shall inform the creditors within 10 days from the date of the merger resolution and shall announce on newspaper at least 3 times within 30 days.

Upon the division, the debts of the Company shall be borne by companies after the division according to their agreement.

Article 152
In case of merger or division where the registered items are changed, the Company shall process alteration registration with the registration authority of the Company; in case of dissolution, the company shall process cancellation registration under law; in case of newly established company, the new company shall go through incorporation registration under law.

Chapter 18 Dissolution & Liquidation

Article 153
The company shall be dissolved and liquidated under law if:

(1) the business term expiries; or
(2) the shareholders' meeting passes the resolution of dissolution; or
(3) the Company has to be dissolved because of merger or division; or
(4) the Company is declared bankrupt under law because it is unable to discharge the due debts; or
(5) the Company is ordered to shut up under law because it violates law or administrative regulation;

Article 154
If the Company is dissolved because of (1) or (2) of the previous article, the Company shall form a liquidation team within 15 days, the members of the liquidation team decided by an ordinary resolution of the shareholders' meeting.

If the Company is dissolved because of (4) of the previous article, the people's court will form a liquidation team made up of shareholders, relevant authorities and professionals to conduct the liquidation.

If the Company is dissolved because of (5) of the previous article, the competent authority will a liquidation team made up of shareholders, relevant authorities and professionals to conduct the liquidation.

Article 155

If the board of directors decides to liquidate the company (excluding the liquidation when the company declares bankrupt), it shall state, in the notice for a shareholders' meeting convened for this purpose, that the board of directors has make a thorough investigation of the current condition of the company and believes that the Company is able to discharge all the debts within 12 months after the liquidation starts.

Once the liquidation resolution is passed by the shareholders' meeting, the power of the board of directors will end.

The liquidation team shall follow the instructions of the shareholders' meeting, report at least once a year to the shareholders' meeting about the income and expenditure of the liquidation team, the business of the Company and the progress of the liquidation and shall present a final report at the shareholders' meeting at the end of the liquidation.

Article 156

The creditors shall be informed of the formation of the liquidation team within 10 days from the date of formation. The formation of the liquidation team shall be announced on newspaper at least three times within 60 days. The liquidation team shall register the creditor's rights.

Article 157

The liquidation team exercises the following functions and powers during the liquidation:

(1) sort up the Company's assets, prepare balance sheets and list of assets;
(2) inform the creditors through notice or announcement;
(3) deal with unsettled business of the Company;
(4) pay off the outstanding tax:
(5) to sort up creditor's rights and debts;
(6) to deal with the remaining assets of the Company after discharging the debts;
(7) participate civil actions on behalf of the Company.

Article 158

Having sorted up the assets, prepared the balance sheet and list of assets, the liquidation team shall make out the liquidation scheme, which shall be submitted to the shareholders' meeting or the competent authority for approval.

The Company's assets are liquidated in the following order: [liquidation order].

The remaining assets of the Company after the liquidation process according to the previous paragraph shall be distributed among the shareholders in light of the class and proportion of shares they hold.

During the liquidation, the Company may not undertake new business activities.

Article 159
Where the company is liquidated because of dissolution, if the liquidation team finds, after sorting up the assets and preparing the balance sheet and list of assets, the assets of the Company are not enough to discharge the debts, the Company shall apply to the people's court for bankruptcy immediately.

When the people's court awards that company is bankrupt, the liquidation team shall transfer the liquidation task to the people's court.

Article 160
Upon the conclusion of the liquidation, the liquidation team shall prepare a liquidation report as well as the statement of income & expenditure and account books during the liquidation, which shall be verified by a Chinese certified public accountant and then presented to the shareholder's meeting or the competent authority for verification.

Within 30 days from the date of verification by the shareholder's meeting or the competent authority, the liquidation team shall submit the above-mentioned documents to the Company's registration authority and apply for cancellation of the business registration. Then announcements of the windup of the Company shall be published.

Chapter 19 Revision Procedure of the Articles of Association

Article 161
The Company may revise its Articles of Association according to law, administrative regulation and the stipulations of the Articles of Association of the Company;

Article 162
Where the revision of the Articles of Association is connected with Mandatory Provisions in the Articles of Association of Companies Listed Abroad ("Mandatory Provisions"), the revision will take effect after the approval of the company examination & approval authority delegated by the State Council and the State Council Securities Commission; where the revision is connected with company registration, the Company shall process alteration registration under law.

Chapter 20 Settlement of Dispute

Article 163

Any dispute or claim related to the Company's business on the basis of the right and obligation stipulated by the Articles of Association, law and administrative regulation between any overseas-listed foreign capital shareholder and the Company, between any overseas-listed foreign capital shareholder and the Company's director, supervisor, manager or other official, or between any overseas-listed foreign capital shareholder and any domestic capital shareholder, may be settled by the parties involved in the way stipulated by law and administrative regulation or in the way agreed by the parties, where the securities authority has not reached understanding or agreement with the overseas securities regulatory authority as to the settlement of disputes or claims

A company listed in Hong Kong shall include the following in its Articles of Association:

(1) Any dispute or claim related to the Company's business on the basis of the right and obligation stipulated by the Articles of Association, law and administrative regulation, between any overseas-listed foreign capital shareholder and the Company, between any overseas-listed foreign capital shareholder and the Company's director, supervisor, manager or other official, or between any overseas-listed foreign capital shareholder and any domestic capital shareholder, shall be submitted by the parties involved for arbitration.

When the foresaid dispute or claim is submitted for arbitration, it shall be the entire claim or dispute; any person who has the same litigation cause or whose participation is needed for the settlement of the claim, if he/she is a shareholder, director, supervisor, manager or other official, shall obey the arbitration award.

Disputes concerning shareholder's definition and shareholders' register may not be settled in other ways.

(2) The party applying for arbitration may choose China International Economic & Trade Arbitration Commission to arbitrate according to its arbitration rules or choose Hong Kong International Arbitration Center to arbitrate according to its arbitration rules. When the party applying for arbitration has submitted the dispute or claim for arbitration, the other party shall participate in the arbitration at the arbitration organization chosen by the arbitration applicant.

If the arbitration applicant chooses Hong Kong International Arbitration Center, then either party may request the arbitration to take place in Shenzhen according to the securities arbitration rules of Hong Kong International Arbitration Center.

(3) In the settlement of disputes or claims described in (1) through arbitration, the law of the People's Republic of China applies unless otherwise required by law or

administrative regulation.

(4) The award of the arbitration organization is final and binding on the two parties.

Chapter 21 Appendix

Article 164

The contents required by the Mandatory Provisions to be included in the articles of association of a limited company listed in Hong Kong are unnecessary to be included in the articles of association of a limited company to be listed a region or country other than Hong Kong.

Article 165

For a company listed in Hong Kong, the certified public accounting office used in the Mandatory Provisions means the same as CPA.

Article 166

In the Mandatory Provisions, the parts marked "[ ]" shall be filled in by the Company according to the actual situation and the parts marked "( )" must be included in the articles of association.

RECEIVED

股票发行与交易管理暂行条例

1993年4月22日，国务院证券委

第一章　总　则

第一条　为了适应发展社会主义市场经济的需要，建立和发展全国统一、高效的股票市场，保护投资者的合法权益和社会公共利益，促进国民经济的发展，制定本条例。

第二条　在中华人民共和国境内从事股票发行、交易及其相关活动，必须遵守本条例。

本条例关于股票的规定适用于具有股票性质、功能的证券。

第三条　股票的发行与交易，应当遵循公开、公平和诚实信用的原则。

第四条　股票的发行与交易，应当维护社会主义公有制的主体地位，保障国有资产不受侵害。

第五条　国务院证券委员会（以下简称“证券委”）是全国证券市场的主管机构，依照法律、法规的规定对全国证券市场进行统一管理。中国证券监督管理委员会（以下简称“证监会”）是证券委的监督管理执行机构，依照法律、法规的规定对证券发行与交易的具体活动进行管理和监督。

第六条　人民币特种股票发行与交易的具体办法另行制定。

境内企业直接或者间接到境外发行股票、将其股票在境外交易，必须经证券委审批，具体办法另行制定。

第二章　股票的发行

第七条　股票发行人必须是具有股票发行资格的股份有限公司。

前款所称股份有限公司，包括已经成立的股份有限公司和经批准拟成立的股份有限公司。

第八条　设立股份有限公司申请公开发行股票，应当符合下列条件：

（一）其生产经营符合国家产业政策；

（二）其发行的普通股限于一种，同股同权；

（三）发起人认购的股本数额不少于公司拟发行的股本总额的百分之三十五；

（四）在公司拟发行的股本总额中，发起人认购的部分不少于人民币三千万元，但是国家另有规定的除外；

（五）向社会公众发行的部分不少于公司拟发行的股本总额的百分之二十五，其中公司职工认购的股本数额不得超过拟向社会公众发行的股本总额的百分之十；公司拟发行的股本总额超过人民币四亿元的，证监会按照规定可以酌情降低向社会公众发行的部分的比例，但是最低不少于公司拟发行的股本总额的百分之十；

（六）发起人在近三年内没有重大违法行为；

（七）证券委规定的其他条件。

第九条　原有企业改组设立股份有限公司申请公开发行股票，除应当符合本条例第八条所列条件外，还应当符合下列条件：

（一）发行前一年末，净资产在总资产中所占比例不低于百分之三十，无形资产在净资产中所占比例不高于百分之二十，但是证券委另有规定的除外；

（二）近三年连续盈利。

国有企业改组设立股份有限公司公开发行股票的，国家拥有的股份在公司拟发行的股本总额中所占的比例由国务院或者国务院授权的部门规定。

第十条　股份有限公司增资申请公开发行股票，除应当符合本条例第八条和第九条所列条件外，还应当符合下列条件：

（一）前一次公开发行股票所得资金的使用与其招股说明书所述的用途相符，并且资金使用效益良好；

（二）距前一次公开发行股票的时间不少于十二个月；

（三）从前一次公开发行股票到本次申请期间没有重大违法行为；

（四）证券委规定的其他条件。

第十一条　定向募集公司申请公开发行股票，除应当符合本条例第八条和第九条所列条件外，还应当符合下列条件：

（一）定向募集所得资金的使用与其招股说明书所述的用途相符，并且资金使

用效益良好；

（二）距最近一次定向募集股份的时间不少于十二个月；

（三）从最近一次定向募集到本次公开发行期间没有重大违法行为；

（四）内部职工股权证按照规定范围发放，并且已交国家指定的证券机构集中托管；

（五）证券委规定的其他条件。

第十二条　申请公开发行股票，按照下列程序办理：

（一）申请人聘请会计师事务所、资产评估机构、律师事务所等专业性机构，对其资信、资产、财务状况进行审定、评估和就有关事项出具法律意见书后，按照隶属关系，分别向省、自治区、直辖市、计划单列市人民政府（以下简称“地方政府”）或者中央企业主管部门提出公开发行股票的申请；

（二）在国家下达的发行规模内，地方政府对地方企业的发行申请进行审批，中央企业主管部门在与申请人所在地地方政府协商后对中央企业的发行申请进行审批；地方政府、中央企业主管部门应当自收到发行申请之日起三十个工作日内作出审批决定，并抄报证券委；

（三）被批准的发行申请，送证监会复审；证监会应当自收到复审申请之日起二十个工作日内出具复审意见书，并将复审意见书抄报证券委；经证监会复审同意的，申请人应当向证券交易所上市委员会提出申请，经上市委员会同意接受上市，方可发行股票。

第十三条　申请公开发行股票，应当向地方政府或者中央企业主管部门报送下列文件：

（一）申请报告；

（二）发起人会议或者股东大会同意公开发行股票的决议；

（三）批准设立股份有限公司的文件；

（四）工商行政管理部门颁发的股份有限公司营业执照或者股份有限公司筹建登记证明；

（五）公司章程或者公司章程草案；

（六）招股说明书；

（七）资金运用的可行性报告；需要国家提供资金或者其他条件的固定资产投资项目，还应当提供国家有关部门同意固定资产投资立项的批准文件；

（八）经会计师事务所审计的公司近三年或者成立以来的财务报告和由二名以上注册会计师及其所在事务所签字、盖章的审计报告；

（九）经二名以上律师及其所在事务所就有关事项签字、盖章的法律意见书；

（十）经二名以上专业评估人员及其所在机构签字、盖章的资产评估报告，经二名以上注册会计师及其所在事务所签字、盖章的验资报告；涉及国有资产的，还应当提供国有资产管理部门出具的确认文件；

（十一）股票发行承销方案和承销协议；

（十二）地方政府或者中央企业主管部门要求报送的其他文件。

第十四条　被批准的发行申请送证监会复审时，除应当报送本条例第十三条所列文件外，还应当报送下列文件：

（一）地方政府或者中央企业主管部门批准发行申请的文件；

（二）证监会要求报送的其他文件。

第十五条　本条例第十三条所称招股说明书应当按照证监会规定的格式制作，并载明下列事项：

（一）公司的名称、住所；

（二）发起人、发行人简况；

（三）筹资的目的；

（四）公司现有股本总额，本次发行的股票种类、总额，每股的面值、售价，发行前的每股净资产值和发行结束后每股预期净资产值，发行费用和佣金；

（五）初次发行的发起人认购股本的情况、股权结构及验资证明；

（六）承销机构的名称、承销方式与承销数量；

（七）发行的对象、时间、地点及股票认购和股款缴纳的方式；

（八）所筹资金的运用计划及收益、风险预测；

（九）公司近期发展规划和经注册会计师审核并出具审核意见的公司下一年的盈利预测文件；

（十）重要的合同；

（十一）涉及公司的重大诉讼事项；

（十二）公司董事、监事名单及其简历；

（十三）近三年或者成立以来的生产经营状况和有关业务发展的基本情况；

（十四）经会计师事务所审计的公司近三年或者成立以来的财务报告和由二名以上注册会计师及其所在事务所签字、盖章的审计报告。

（十五）增资发行的公司前次公开发行股票所筹资金的运用情况；

（十六）证监会要求载明的其他事项。

第十六条　招股说明书的封面应当载明："发行人保证招股说明书的内容真实、准确、完整。政府及国家证券管理部门对本次发行所作出的任何决定，均不表明其对发行人所发行的股票的价值或者投资人的收益作出实质性判断或者保证。"

第十七条　全体发起人或者董事以及主承销商应当在招股说明书上签字，保证招股说明书没有虚假、严重误导性陈述或者重大遗漏，并保证对其承担连带责任。

第十八条　为发行人出具文件的注册会计师及其所在事务所、专业评估人员及其所在机构、律师及其所在事务所，在履行职责时，应当按照本行业公认的业务标准和道德规范，对其出具文件内容的真实性、准确性、完整性进行核查和验证。

第十九条　在获准公开发行股票前，任何人不得以任何形式泄露招股说明书的内容。在获准公开发行股票后，发行人应当在承销期开始前二个至五个工作日期间公布招股说明书。

发行人应当向认购人提供招股说明书。证券承销机构应当将招股说明书备置于营业场所，并有义务提醒认购人阅读招股说明书。

招股说明书的有效期为六个月，自招股说明书签署完毕之日起计算。招股说明书失效后，股票发行必须立即停止。

第二十条　公开发行的股票应当由证券经营机构承销。承销包括包销和代销两种方式。

发行人应当与证券经营机构签署承销协议。承销协议应当载明下列事项：

（一）当事人的名称、住所及法定代表人的姓名；

（二）承销方式；

（三）承销股票的种类、数量、金额及发行价格；

（四）承销期及起止日期；

（五）承销付款的日期及方式；

（六）承销费用的计算、支付方式和日期；

（七）违约责任；

（八）其他需要约定的事项。

证券经营机构收取承销费用的原则，由证监会确定。

第二十一条　证券经营机构承销股票，应当对招股说明书和其他有关宣传材料的真实性、准确性、完整性进行核查；发现含有虚假、严重误导性陈述或者重大遗漏的，不得发出要约邀请或者要约；已经发出的，应当立即停止销售活动，并采取相应的补救措施。

第二十二条　拟公开发行股票的面值总额超过人民币三千万元或者预期销售总金额超过人民币五千万元的，应当由承销团承销。

承销团由二个以上承销机构组成。主承销商由发行人按照公平竞争的原则，通过竞标或者协商的方式确定。主承销商应当与其他承销商签署承销团协议。

第二十三条　拟公开发行股票的面值总额超过人民币一亿元或者预期销售总金额超过人民币一亿五千万元的，承销团中的外地承销机构的数目以及总承销量中在外地销售的数量，应当占合理的比例。

前款所称外地是指发行人所在的省、自治区、直辖市以外的地区。

第二十四条　承销期不得少于十日，不得超过九十日。

在承销期内，承销机构应当尽力向认购人出售其所承销的股票，不得为本机构保留所承销的股票。

承销期满后，尚未售出的股票按照承销协议约定的包销或者代销方式分别处理。

第二十五条　承销机构或者其委托机构向社会发放股票认购申请表，不得收取高于认购申请表印制和发放成本的费用，并不得限制认购申请表发放数量。

认购数量超过拟公开发行的总量时，承销机构应当按照公平原则，采用按比例配售、按比例累退配售或者抽签等方式销售股票。采用抽签方式时，承销机构应当在规定的日期，在公证机关监督下，按照规定的程序，对所有股票认购申请表进行公开抽签，并对中签者销售股票。

除承销机构或者其委托机构外，任何单位和个人不得发放、转售股票认购申请表。

第二十六条　承销机构应当在承销期满后的十五个工作日内向证监会提交承销情况的书面报告。

第二十七条　证券经营机构在承销期结束后，将其持有的发行人的股票向发行人以外的社会公众作出要约邀请、要约或者销售，应当经证监会批准，按照规定的程序办理。

第二十八条　发行人用新股票换回其已经发行在外的股票，并且这种交换无直接或者间接的费用发生的，不适用本章规定。

第三章　股票的交易

第二十九条　股票交易必须在经证券委批准可以进行股票交易的证券交易场所进行。

第三十条　股份有限公司申请其股票在证券交易所交易，应当符合下列条件：

（一）其股票已经公开发行；

（二）发行后的股本总额不少于人民币五千万元；

（三）持有面值人民币一千元以上的个人股东人数不少于一千人，个人持有的股票面值总额不少于人民币一千万元；

（四）公司有最近三年连续盈利的记录；原有企业改组设立股份有限公司的，原企业有最近三年连续盈利的记录，但是新设立的股份有限公司除外；

（五）证券委规定的其他条件。

第三十一条　公开发行股票符合前条规定条件的股份有限公司，申请其股票在证券交易所交易，应当向证券交易所的上市委员会提出申请；上市委员会应当自收到申请之日起二十个工作日内作出审批，确定具体上市时间。审批文件报证监会备案，并抄报证券委。

第三十二条　股份有限公司申请其股票在证券交易所交易，应当向证券交易所的上市委员会送交下列文件：

（一）申请书；

（二）公司登记注册文件；

（三）股票公开发行的批准文件；

（四）经会计师事务所审计的公司近三年或者成立以来的财务报告和由二名以上的注册会计师及其所在事务所签字、盖章的审计报告；

（五）证券交易所会员的推荐书；

（六）最近一次的招股说明书；

（七）证券交易所要求的其他文件。

第三十三条　股票获准在证券交易所交易后，上市公司应当公布上市公告并将本条例第三十二条所列文件予以公开。

第三十四条　上市公告的内容，除应当包括本条例第十五条规定的招股说明书的主要内容外，还应当包括下列事项：

（一）股票获准在证券交易所交易的日期和批准文号；

（二）股票发行情况、股权结构和最大的十名股东的名单及持股数额；

（三）公司创立大会或者股东大会同意公司股票在证券交易所交易的决议；

（四）董事、监事和高级管理人员简历及其持有本公司证券的情况；

（五）公司近三年或者成立以来的经营业绩和财务状况以及下一年的盈利预测文件；

（六）证券交易所要求载明的其他事项。

第三十五条　为上市公司出具文件的注册会计师及其所在事务所、专业评估人员及其所在机构、律师及其所在事务所，在履行职责时，应当按照本行业公认的业务标准和道德规范，对其出具文件内容的真实性、准确性、完整性进行核查和验证。

第三十六条　国家拥有的股份的转让必须经国家有关部门批准，具体办法另行规定。

国家拥有的股份的转让，不得损害国家拥有的股份的权益。

第三十七条　证券交易场所、证券保管、清算、过户、登记机构和证券经营机构，应当保证外地委托人与本地委托人享有同等待遇，不得歧视或者限制外地委托人。

第三十八条　股份有限公司的董事、监事、高级管理人员和持有公司百分之五以上有表决权股份的法人股东，将其所持有的公司股票在买入后六个月内卖出或者在卖出后六个月内买入，由此获得的利润归公司所有。

前款规定适用于持有公司百分之五以上有表决权股份的法人股东的董事、监事和高级管理人员。

第三十九条　证券业从业人员、证券业管理人员和国家规定禁止买卖股票的其他人员，不得直接或者间接持有、买卖股票，但是买卖经批准发行的投资基金证券除外。

第四十条　为股票发行出具审计报告、资产评估报告、法律意见书等文件的有关专业人员，在该股票承销期内和期满后六个月内，不得购买或者持有该股票。

为上市公司出具审计报告、资产评估报告、法律意见书等文件的有关专业人员，在其审计报告、资产评估报告、法律意见书等文件成为公开信息前，不得购买或者持有该公司的股票；成为公开信息后的五个工作日内，也不得购买该公司的股票。

第四十一条　未依照国家有关规定经过批准，股份有限公司不得购回其发行在外的股票。

第四十二条　未经证券委批准，任何人不得对股票及其指数的期权、期货进行交易。

第四十三条　任何金融机构不得为股票交易提供贷款。

第四十四条　证券经营机构不得将客户的股票借与他人或者作为担保物。

第四十五条　经批准从事证券自营、代理和投资基金管理业务中二项以上业务的证券经营机构，应当将不同业务的经营人员、资金、帐目分开。

第四章　上市公司的收购

第四十六条　任何个人不得持有一个上市公司千分之五以上的发行在外的普通股；超过的部分，由公司在征得证监会同意后，按照原买入价格和市场价格中较低的一种价格收购。但是，因公司发行在外的普通股总量减少，致使个人持有该公司千分之五以上发行在外的普通股的，超过的部分在合理期限内不予收购。

外国和香港、澳门、台湾地区的个人持有的公司发行的人民币特种股票和在境外发行的股票，不受前款规定的千分之五的限制。

第四十七条　任何法人直接或者间接持有一个上市公司发行在外的普通股达到百分之五时，应当自该事实发生之日起三个工作日内，向该公司、证券交易场所和证监会作出书面报告并公告。但是，因公司发行在外的普通股总量减少，致使法人持有该公司百分之五以上发行在外的普通股的，在合理期限内不受上述限制。

任何法人持有一个上市公司百分之五以上的发行在外的普通股后，其持有该种股票的增减变化每达到该种股票发行在外总额的百分之二时，应当自该事实发生之日起三个工作日内，向该公司、证券交易场所和证监会作出书面报告并公告。

法人在依照前两款规定作出报告并公告之日起二个工作日内和作出报告前，不得再行直接或者间接买入或者卖出该种股票。

第四十八条　发起人以外的任何法人直接或者间接持有一个上市公司发行在外的普通股达到百分之三十时，应当自该事实发生之日起四十五个工作日内，向该公司所有股票持有人发出收购要约，按照下列价格中较高的一种价格，以货币付款方式购买股票：

（一）在收购要约发出前十二个月内收购要约人购买该种股票所支付的最高价格；

（二）在收购要约发出前三十个工作日内该种股票的平均市场价格。

前款持有人发出收购要约前，不得再行购买该种股票。

第四十九条　收购要约人在发出收购要约前应当向证监会作出有关收购的书面报告；在发出收购要约的同时应当向受要约人、证券交易场所提供本身情况的说明和与该要约有关的全部信息，并保证材料真实、准确、完整，不产生误导。

收购要约的有效期不得少于三十个工作日，自收购要约发出之日起计算。自收购要约发出之日起三十个工作日内，收购要约人不得撤回其收购要约。

第五十条　收购要约的全部条件适用于同种股票的所有持有人。

第五十一条　收购要约期满，收购要约人持有的普通股未达到该公司发行在外的普通股总数的百分之五十的，为收购失败；收购要约人除发出新的收购要约外，其以后每年购买的该公司发行在外的普通股，不得超过该公司发行在外的普通股总

数的百分之五。

收购要约期满，收购要约人持有的普通股达到该公司发行在外的普通股总数的百分之七十五以上的，该公司应当在证券交易所终止交易。

收购要约人要约购买股票的总数低于预受要约的总数时，收购要约人应当按照比例从所有预受收购要约的受要约人中购买该股票。

收购要约期满，收购要约人持有的股票达到该公司股票总数的百分之九十时，其余股东有权以同等条件向收购要约人强制出售其股票。

第五十二条　收购要约发出后，主要要约条件改变的，收购要约人应当立即通知所有受要约人。通知可以采用新闻发布会、登报或者其他传播形式。

收购要约人在要约期内及要约期满后三十个工作日内，不得以要约规定以外的任何条件购买该种股票。

预受收购要约的受要约人有权在收购要约失效前撤回对该要约的预受。

第五章　保管、清算和过户

第五十三条　股票发行采取记名式。发行人可以发行簿记券式股票，也可以发行实物券式股票。簿记券式股票名册应当由证监会指定的机构保管。实物券式股票集中保管的，也应当由证监会指定的机构保管。

第五十四条　未经股票持有人的书面同意，股票保管机构不得将该持有人的股票借与他人或者作为担保物。

第五十五条　证券清算机构应当根据方便、安全、公平的原则，制定股票清算、交割的业务规则和内部管理规则。

证券清算机构应当按照公平的原则接纳会员。

第五十六条　证券保管、清算、过户、登记机构应当接受证监会监管。

第六章　上市公司的信息披露

第五十七条　上市公司应当向证监会、证券交易场所提供下列文件：

（一）在每个会计年度的前六个月结束后六十日内提交中期报告；

（二）在每个会计年度结束后一百二十日内提交经注册会计师审计的年度报告。

中期报告和年度报告应当符合国家的会计制度和证监会的有关规定，由上市公司授权的董事或者经理签字，并由上市公司盖章。

第五十八条　本条例第五十七条所列中期报告应当包括下列内容：

（一）公司财务报告；

（二）公司管理部门对公司财务状况和经营成果的分析；

（三）涉及公司的重大诉讼事项；

（四）公司发行在外股票的变动情况；

（五）公司提交给有表决权的股东审议的重要事项；

（六）证监会要求载明的其他内容。

第五十九条　本条例第五十七条所列年度报告应当包括下列内容：

（一）公司简况；

（二）公司的主要产品或者主要服务项目简况；

（三）公司所在行业简况；

（四）公司所拥有的重要的工厂、矿山、房地产等财产简况；

（五）公司发行在外股票的情况，包括持有公司百分之五以上发行在外普通股的股东的名单及前十名最大的股东的名单；

（六）公司股东数量；

（七）公司董事、监事和高级管理人员简况、持股情况和报酬；

（八）公司及其关联人一览表和简况；

（九）公司近三年或者成立以来的财务信息摘要；

（十）公司管理部门对公司财务状况和经营成果的分析；

（十一）公司发行在外债券的变动情况；

（十二）涉及公司的重大诉讼事项；

（十三）经注册会计师审计的公司最近二个年度的比较财务报告及其附表、注释；该上市公司为控股公司的，还应当包括最近二个年度的比较合并财务报告；

（十四）证监会要求载明的其他内容。

第六十条　发生可能对上市公司股票的市场价格产生较大影响、而投资人尚未得知的重大事件时，上市公司应当立即将有关该重大事件的报告提交证券交易场所和证监会，并向社会公布，说明事件的实质。但是，上市公司有充分理由认为向社会公布该重大事件会损害上市公司的利益，且不公布也不会导致股票市场价格重大变动的，经证券交易场所同意，可以不予公布。

前款所称重大事件包括下列情况：

（一）公司订立重要合同，该合同可能对公司的资产、负债、权益和经营成果中的一项或者多项产生显著影响；

（二）公司的经营政策或者经营项目发生重大变化；

（三）公司发生重大的投资行为或者购置金额较大的长期资产的行为；

（四）公司发生重大债务；

（五）公司未能归还到期重大债务的违约情况；

（六）公司发生重大经营性或者非经营性亏损；

（七）公司资产遭受重大损失；

（八）公司生产经营环境发生重要变化；

（九）新颁布的法律、法规、政策、规章等，可能对公司的经营有显著影响；

（十）董事长、百分之三十以上的董事或者总经理发生变动；

（十一）持有公司百分之五以上的发行在外的普通股的股东，其持有该种股票的增减变化每达到该种股票发行在外总额的百分之二以上的事实；

（十二）涉及公司的重大诉讼事项；

（十三）公司进入清算、破产状态。

第六十一条　在任何公共传播媒介中出现的消息可能对上市公司股票的市场价格产生误导性影响时，该公司知悉后应当立即对该消息作出公开澄清。

第六十二条　上市公司的董事、监事和高级管理人员持有该公司普通股的，应当向证监会、证券交易场所和该公司报告其持股情况；持股情况发生变化的，应当自该变化发生之日起十个工作日内向证监会、证券交易场所和该公司作出报告。

前款所列人员在辞职或者离职后六个月内负有依照本条规定作出报告的义务。

第六十三条　上市公司应当将要求公布的信息刊登在证监会指定的全国性报刊

上。

上市公司在依照前款规定公布信息的同时，可以在证券交易场所指定的地方报刊上公布有关信息。

第六十四条　证监会应当将上市公司及其董事、监事、高级管理人员和持有公司百分之五以上的发行在外的普通股的股东所提交的报告、公告及其他文件及时向社会公开，供投资人查阅。

证监会要求披露的全部信息均为公开信息，但是下列信息除外：

（一）法律、法规予以保护并允许不予披露的商业秘密；

（二）证监会在调查违法行为过程中获得的非公开信息和文件；

（三）根据有关法律、法规规定可以不予披露的其他信息和文件。

第六十五条　股票持有人可以授权他人代理行使其同意权或者投票权。但是，任何人在征集二十五人以上的同意权或者投票权时，应当遵守证监会有关信息披露和作出报告的规定。

第六十六条　上市公司除应当向证监会、证券交易场所提交本章规定的报告、公告、信息及文件外，还应当按照证券交易场所的规定提交有关报告、公告、信息及文件，并向所有股东公开。

第六十七条　本条例第五十七条至第六十五条的规定，适用于已经公开发行股票，其股票并未在证券交易场所交易的股份有限公司。

第七章　调查和处罚

第六十八条　对违反本条例规定的单位和个人，证监会有权进行调查或者会同国家有关部门进行调查；重大的案件，由证券委组织调查。

第六十九条　证监会可以对证券经营机构的业务活动进行检查。

第七十条　股份有限公司违反本条例规定，有下列行为之一的，根据不同情况，单处或者并处警告、责令退还非法所筹股款、没收非法所得、罚款；情节严重的，停止其发行股票资格：

（一）未经批准发行或者变相发行股票的；

（二）以欺骗或者其他不正当手段获准发行股票或者获准其股票在证券交易场所交易的；

（三）未按照规定方式、范围发行股票，或者在招股说明书失效后销售股票的；

（四）未经批准购回其发行在外的股票的。

对前款所列行为负有直接责任的股份有限公司的董事、监事和高级管理人员，给予警告或者处以三万元以上三十万元以下的罚款。

第七十一条　证券经营机构违反本条例规定，有下列行为之一的，根据不同情况，单处或者并处警告、没收非法获取的股票和其他非法所得、罚款；情节严重的，限制、暂停其证券经营业务或者撤销其证券经营业务许可：

（一）未按照规定的时间、程序、方式承销股票的；

（二）未按照规定发放股票认购申请表的；

（三）将客户的股票借与他人或者作为担保物的；

（四）收取不合理的佣金和其他费用的；

（五）以客户的名义为本机构买卖股票的；

（六）挪用客户保证金的；

（七）在代理客户买卖股票活动中，与客户分享股票交易的利润或者分担股票交易的损失，或者向客户提供避免损失的保证的；

（八）为股票交易提供融资的。

对前款所列行为负有责任的证券经营机构的主管人员和直接责任人员，给予警告或者处以三万元以上三十万元以下的罚款。

第七十二条　内幕人员和以不正当手段获取内幕信息的其他人员违反本条例规定，泄露内幕信息、根据内幕信息买卖股票或者向他人提出买卖股票的建议的，根据不同情况，没收非法获取的股票和其他非法所得，并处以五万元以上五十万元以下的罚款。

证券业从业人员、证券业管理人员和国家规定禁止买卖股票的其他人员违反本条例规定，直接或者间接持有、买卖股票的，除责令限期出售其持有的股票外，根据不同情况，单处或者并处警告、没收非法所得、五千元以上五万元以下的罚款。

第七十三条　会计师事务所、资产评估机构和律师事务所违反本条例规定，出

具的文件有虚假、严重误导性内容或者有重大遗漏的，根据不同情况，单处或者并处警告、没收非法所得、罚款；情节严重的，暂停其从事证券业务或者撤销其从事证券业务许可。

对前款所列行为负有直接责任的注册会计师、专业评估人员和律师，给予警告或者处以三万元以上三十万元以下的罚款；情节严重的，撤销其从事证券业务的资格。

第七十四条　任何单位和个人违反本条例规定，有下列行为之一的，根据不同情况，单处或者并处警告、没收非法获取的股票和其他非法所得、罚款：

（一）在证券委批准可以进行股票交易的证券交易场所之外进行股票交易的；

（二）在股票发行、交易过程中，作出虚假、严重误导性陈述或者遗漏重大信息的；

（三）通过合谋或者集中资金操纵股票市场价格，或者以散布谣言等手段影响股票发行、交易的；

（四）为制造股票的虚假价格与他人串通，不转移股票的所有权或者实际控制，虚买虚卖的；

（五）出售或者要约出售其并不持有的股票，扰乱股票市场秩序的；

（六）利用职权或者其他不正当手段，索取或者强行买卖股票，或者协助他人买卖股票的；

（七）未经批准对股票及其指数的期权、期货进行交易的；

（八）未按照规定履行有关文件和信息的报告、公开、公布义务的；

（九）伪造、篡改或者销毁与股票发行、交易有关的业务记录、财务帐簿等文件的；

（十）其他非法从事股票发行、交易及其相关活动的。

股份有限公司有前款所列行为，情节严重的，可以停止其发行股票的资格；证券经营机构有前款所列行为，情节严重的，可以限制、暂停其证券经营业务或者撤销其证券经营业务许可。

第七十五条　本条例第七十条、第七十一条、第七十二条、第七十四条规定的处罚，由证券委指定的机构决定；重大的案件的处罚，报证券委决定。本条例第七

十三条规定的处罚，由有关部门在各自的职权范围内决定。

第七十六条　上市公司和证券交易所或者其他证券业自律性管理组织的会员及其工作人员违反本条例规定，除依照本条例规定给予行政处罚外，由证券交易所或者其他证券业自律性管理组织根据章程或者自律准则给予制裁。

第七十七条　违反本条例规定，给他人造成损失的，应当依法承担民事赔偿责任。

第七十八条　违反本条例规定，构成犯罪的，依法追究刑事责任。

第八章　争议的仲裁

第七十九条　与股票的发行或者交易有关的争议，当事人可以按照协议的约定向仲裁机构申请调解、仲裁。

第八十条　证券经营机构之间以及证券经营机构与证券交易场所之间因股票的发行或者交易引起的争议，应当由证券委批准设立或者指定的仲裁机构调解、仲裁。

第九章　附　则

第八十一条　本条例下列用语的含义：

（一）“股票”是指股份有限公司发行的、表示其股东按其持有的股份享受权益和承担义务的可转让的书面凭证。

“簿记券式股票”是指发行人按照证监会规定的统一格式制作的、记载股东权益的书面名册。

“实物券式股票”是指发行人在证监会指定的印制机构统一印制的书面股票。

（二）“发行在外的普通股”是指公司库存以外的普通股。

（三）“公开发行”是指发行人通过证券经营机构向发行人以外的社会公众就发行人的股票作出的要约邀请、要约或者销售行为。

（四）“承销”是指证券经营机构依照协议包销或者代销发行人所发行股票的行为。

（五）“承销机构”是指以包销或者代销方式为发行人销售股票的证券经营机构。

（六）“包销”是指承销机构在发行期结束后将未售出的股票全部买下的承销方式。

（七）“代销”是指承销机构代理发售股票，在发行期结束后，将未售出的股票全部退还给发行人或者包销人的承销方式。

（八）“公布”是指将本条例规定应当予以披露的文件刊载在证监会指定的报刊上的行为。

（九）“公开”是指将本条例规定应当予以披露的文件备置于发行人及其证券承销机构的营业地和证监会，供投资人查阅的行为。

（十）“要约”是指向特定人或者非特定人发出购买或者销售某种股票的口头的或者书面的意思表示。

（十一）“要约邀请”是指建议他人向自己发出要约的意思表示。

（十二）“预受”是指受要约人同意接受要约的初步意思表示，在要约期满前不构成承诺。

（十三）“上市公司”是指其股票获准在证券交易场所交易的股份有限公司。

（十四）“内幕人员”是指任何由于持有发行人的股票，或者在发行人或者与发行人有密切联系的企业中担任董事、监事、高级管理人员，或者由于其会员地位、管理地位、监督地位和职业地位，或者作为雇员、专业顾问履行职务，能够接触或者获取内幕信息的人员。

（十五）“内幕信息”是指有关发行人、证券经营机构、有收购意图的法人、证券监督管理机构、证券业自律性管理组织以及与其有密切联系的人员所知悉的尚未公开的可能影响股票市场价格的重大信息。

（十六）“证券交易场所”是指经批准设立的、进行证券交易的证券交易所和证券交易报价系统。

（十七）“证券业管理人员”是指证券管理部门和证券业自律性管理组织的工作人员。

（十八）“证券业从业人员”是指从事证券发行、交易及其他相关业务的机构

的工作人员。

第八十二条　证券经营机构和证券交易所的管理规定，另行制定。

公司内部职工持股不适用本条例。

第八十三条　本条例由证券委负责解释。

第八十四条　本条例自发布之日起施行。

Provisional Regulations on the Administration of Issue and Exchange Of Stock

The Securities Commission of the State Council
April 22, 1993

Chapter One Generality

Article 1 The regulations are formulated in order to meet the needs for developing the social market economy, establish and develop the national unified high-efficient securities market, protect the legal right of the investors and the common interest of society and promote the development of the national economy.

Article 2 Those who deal with the issue and transaction of securities and their related activities within the People's republic of China shall observe the regulations.

The provisions of the regulations concerning stocks are applicable to the securities that have the nature and function of stock.

Article 3 The issue and exchange of stock shall follow the principle of openness, fairness and good faith.

Article 4 The issue and exchange of stock shall defend the main position of the socialist public ownership and protect the state-owned property from infringement.

Article 5 The Securities Commission of the State Council (hereinafter referred to as the Securities Commission) is the competent authorities of the national securities market which will carry on unified administration of the national securities market according to the provisions of laws and statutes. China National Securities Supervision and Administration Committee (hereinafter referred to as the Securities Supervision Committee) is the executive organ of supervision and administration of the Securities Commission which will carry on administration and supervision over the specific activities of the issue and exchange of stock according to the provisions of laws and statutes.

Article 6 The specific regulations of the issue and exchange of Renminbi special stock will be formulated separately.
The domestic enterprise that will have its stock issued and exchanged abroad shall be subject to the examination and approval of the Securities Commission. Specific regulations will be formulated separately.

Chapter Two The Issue of Stock

Article 7 The issuer of stock shall be a stock limited company that are qualified to issue stock.

The above-mentioned stock limited company includes a stock limited company already established and one that has been approved to be established.

Article 8 Establishing a stock limited company and applying for issuing stock openly shall be subject to the following conditions:

(1) its production and operation conforms to the industrial policy of the state;

(2) the ordinary stock it issues is limited to one kind, the same stock having the same right;

(3) the amount of stock to which the founders subscribe is no less than 35% of the total amount that the company is to issue.

(4) among the total amount of the stock the company is to issue the part to which the founders subscribe is no less than RMB30,000,000 yuan, except otherwise stipulated by the state;

(5) the stock to be issued to the public is no less than 25% of the total amount of stock to be issued by the company, among which the part subscribed by the employees is no more than 10% of the total amount of the stock to be issued to the public; if the stock to be issued by the company surpasses RMB400,000,000 yuan, the Securities Commission may reduce at its discretion according to provisions the radio of stock to be issued to the public, but no less than 10% of the total amount of stock to be issued by the company;

(6) the founders have had no important illegal activities in the latest three years;

(7) other conditions stipulated by the Securities Commission.

Article 9 When an enterprise is to be reorganized into a stock limited company and applies for issuing stock openly, besides the conditions set forth in Article 8 herein, it shall conform to the following conditions:

(1) at the end of the year before issuing, the net asset is no lower than 30% of the total asset and the invisible asset is no higher than 20% of the net asset, except otherwise stipulated by the Securities Commission;

(2) it has made profits in the past three consecutive years.

When a state-owned enterprise is to be reorganized into a stock limited company and to issue stock openly, the ratio of the stock to be owned by the state in the total amount of stock to be issued shall be stipulated by the State Council or the organization authorized by the State Council.

Article 10 When a stock limited company is to increase capital and apply for issuing stock openly, besides the conditions set forth in Article 8 and Article 9 herein, it shall conform to the following conditions:

(1) the use of the fund it obtained from the previous issue of stock openly

is in conformity with that described in the prospectus and has had good efficiency;

(2) there have been no less than 12 months since previous issue of stock openly;

(3) there have been no important illegal activities during the period between the first open issue and the application this time;

(4) other conditions stipulated by the Securities Commission.

Article 11 When an oriented-placement company is to issue stock openly, besides the conditions set forth in Article 8 and Article 9, it shall conform to the following conditions:

(1) the use of the fund it obtained from the oriented-placement is in conformity with that described in the prospectus and has had good efficiency;

(2) there are no less than 12 months since the latest oriented –placement;

(3) there have been no important illegal activities during the period between the latest oriented-placement and the open issue this time;

(4) the stock certificates of the inside employees have been relieved according to the scope stipulated and handed to the securities organization designated by the state for collective trusteeship;

(5) other conditions stipulated by the Securities Council.

Article 12 Application for open issue of stock shall follow the following procedure:

(1) the applicant entrusts professional organizations of an accounting firm, an asset appraisal organ and law firm to audit and assess its credit standing, assets and financial status and give a letter of legal opinions, then it files an application for issuing stock openly with the competent authorities according to the jurisdiction relation such as the provincial, autonomous regional, municipality directly under the central government, city of independent unit in the state plan people's government (hereinafter referred to as local government) or the central industrial competent authorities;

(2) within the scope of issue designated by the state, the local government will make an examination and approval for the application of issue of the local enterprise, and the central industrial enterprise competent authorities will make an examination and approval for the application of issue of the central enterprise after consulting with the local government where the applicant is situated; the local government or the central enterprise competent authorities will make a decision of the examination and approval within 30 working days after receiving the application of issue, and sent a copy to the Securities Commission.

(3) the approved application of issue shall be submitted to the Securities Supervision Committee for reexamination; the Securities Supervision

Committee will give out a letter of reexamination opinion within 20 working days after receiving the application of reexamination and send a copy of the letter to the Securities Commission; after the Securities Supervision Committee approves the application of reexamination, the applicant shall file an application with the Listing Committee of the Securities Exchange; after the Listing Committee approves to accept the listing, the stock can be issued.

Article 13 In applying for issuing stock openly, the applicant shall submit to the local government or the central industrial competent authorities the following documents:

(1) an application report;
(2) the founders meeting's or the stockholders meeting's resolution of issuing stock openly;
(3) document approving the organization of the stock limited company;
(4) the business license or the certificate of registration of establishing the stock limited company;
(5) the articles of association or the memorandum of association;
(6) the prospectus;
(7) the feasibility report of capital operation; the fixed asset investment project that requires capital or other conditions to be provided by the state shall supply the approval documents of the related department of the state agreeing to the establishment of the project of fixed asset investment;
(8) the company's financial report in the latest three years or since its establishment audited by an accounting firm or an auditing report signed and sealed by two or more certified public accountants and their firm;
(9) a letter of legal opinion signed and sealed by two or more lawyers and their firm;
(10) an asset appraisal report signed and sealed by two or more professional assessors and their organ; an attestation of capital report signed and sealed by two or more certified public accountants and their firm; in case of state-owned property involved, a confirmation document given out by the administration department shall also be submitted;
(11) the underwriting scheme of stock and the underwriting agreement;
(12) other documents required by the local government or the central industrial competent authorities.

Article 14 When the approved application for issue is submitted to the Securities Supervision Committee for reexamination, besides the documents set forth in Article 13 herein, the following documents are also to be submitted:

(1) the approved document of application for issue given by the local government or the central industrial competent authorities;
(2) other documents required by the Securities Supervision Committee to be

submitted

Article 15 The prospectus mentioned in Article 13 shall be made in the form stipulated by the Securities Supervision Committee and shall include the following items:

(1) company's name and address;
(2) founders, founders' biographical notes;
(3) purpose of financing;
(4) company's present total amount of capital, the kind and total amount of stock issued this time, the par value and price of each share, the net asset value of each share before issue and the expected net asset value after the completion of issue, fees and commission of issue;
(5) founders' subscription of capital in the first issue, structure of stock right and certificate of attestation of capital;
(6) underwriter's name, form of underwriting and amount of underwriting;
(7) object of issue, time and place of issue, subscription and way of payment ;
(8) the operation plan of the fund raised, earning and risks forecasting;
(9) company's immediate development plan and the next year's profit forecasting document verified by certified public accountants and their opinion of verification;
(10) important contracts;
(11) important proceedings in which the company is involved;
(12) the name list of company's directors and supervisors and their biographical notes;
(13) production, operation and basic conditions concerning business development in the latest three years or since the establishment;
(14) company's financial report in the latest three years or since its establishment audited by an accounting firm and an auditing report signed and sealed by two or more certified public accountants and their firm;
(15) in the case of a company increasing its capital by issuing stock, the operation status of fund raised in the previous issue
(16) other matters required by the Securities Supervision Committee.

Article 16 The cover of the prospectus shall carry the following words: "The issuer assures that the contents of the prospectus are true, accurate and complete. Any decision made by the government and the state securities administration department does not indicate it makes any factual judgement or guarantee on the value of the stock issued by the issuer or the earnings of the investors.

Article 17 All the founders or directors and the main underwriter shall sign on the prospectus, guaranteeing there are no false and serious misleading descriptions or gross omissions in the prospectus and guaranteeing they shall bear joint liability for it.

Article 18 The certified public accountants and their firm, the professional

assessors and their organ and the lawyers and their firm that give out documents shall, in performing their duties, verify and testify the authenticity, accuracy and completeness of the contents of the given documents in accordance with the established business standards and moral norms.

Article 19 Before the approval of issuing stock openly, no one shall disclose in any way the contents of the prospectus. After the approval of issuing stock openly the issuer shall publish the prospectus two to five working days before the beginning of underwriting

The issuer shall provide the prospectus to the subscribers. The underwriter shall display the prospectus in the business sites and have the liability to remind the subscribers of reading the prospectus.

The term of validity of the prospectus is six months from the signing of the prospectus. The issue of stock shall stop after the prospectus becomes invalid.

Article 20 The stock to be issued openly shall be underwritten by a securities marketing organ. Underwriting includes two ways: exclusive underwriting and underwriting.by proxy

The issuer shall sign an underwriting agreement with the securities operation organ. The underwriting agreement shall carry the following items:

(1) names and addresses of the parties concerned and names of their legal representatives;

(2) form of underwriting;

(3) the kind, quantity, amount and issuing price of stock underwritten

(4) period of underwriting, starting and closing date;

(5) underwriting payment date and form;

(6) calculation, form and date of payment of underwriting fees;

(7) liabilities for breach of agreement;

(8) other matters required to be agreed.

The principle of charging fees by the securities operation organ shall be fixed by the Securities Supervision Committee.

Article 21 In underwriting stock, the securities operation organ shall verify the authenticity, accuracy and completeness of the prospectus and other publications; when finding out there exist falsehood, serious misleading descriptions or gross omissions, it shall not make offer invitations or offers; if it has done so, it shall immediately stop the sales activities and make corresponding remedies.

Article 22 When the total par value of stock to be issued openly surpasses RMB30,000,000 yuan or the expected total amount of sales surpasses RMB50,000,000 yuan, the stock shall be underwritten by an underwriting group.

The underwriting group is to consist of two or more underwriting organs. The main underwriter shall be determined by the issuer through competitive bidding or

negotiation based on the principle of fair competition.

Article 23 When the total par value of stock to be issued openly surpasses RMB100,000,000 yuan or the expected total amount of sales surpasses RMB150,000,000 yuan, the number of underwriting organs in other areas to take part in the underwriting group and the amount of sales in other areas in the total underwriting amount shall have a reasonable ratio.

The foregoing-mentioned other areas refer to the areas other than the province, autonomous region or municipality directly under the central government where the issuer is situated.

Article 24 The underwriting period shall be no less than 10 days and no more than 90 days.

During the underwriting period the underwriting organ shall do its best to sell to subscribers the stock it underwrites and shall not retain the stock it underwrites for its own.

When the underwriting period expires, the unsold stock shall be dealt with through the form of exclusive underwriting or underwriting by proxy in accordance with the underwriting agreement.

Article 25 When the underwriting organ or its entrusted organ issues stock subscription application form to the public, it can charge a fee no higher than the cost of printing and issuing and it can not limit the number of the application form to be issued.

When the quantity of subscription surpasses the total quantity of the open issue, the underwriting organ shall sell the stock in the form of proportional distribution, proportional degressive distribution or drawing lots. If the form of drawing lots is adopted, the underwriting organ shall openly draw lots for all the stock subscription application forms on the stipulated date under the supervision of the public notarial organ pursuant to the stipulated procedure, and sell the stock to the winners in drawing lots.

Besides the underwriting organ or its entrusted organ, no other unit or individual shall issue or resell stock subscription application form.

Article 26 The underwriting organ shall submit a written report about the underwriting to the Securities Supervision Committee within 15 working days after the expiration of the underwriting.

Article 27 When the securities operation organ makes an offer invitation, offer or sale of the issuers' stock to the public other than the issuers, it shall have the approval of the Securities Supervision Committee and proceed pursuant to the stipulated procedure.

Article 28 In case the issuer exchanges its new stock for stock already issued outside

and no direct or indirect expenses are incurred to the exchange, then the provisions of this chapter do not apply.

Chapter Three Exchange of Stock

Article 29 The exchange of stock shall be carried on in the place of securities transaction where stock exchange can be done and which is approved by the Securities Commission.

Article 30 A stock limited company that applies for its stock to be transacted in the stock exchange shall be subject to the following conditions:

(1) its stock has been issued openly;

(2) the total amount of stock issued is no less than RMB50,000,000 yuan;

(3) the number of stockholders holding over RMB1,000 yuan of par value of stock is no less than 1,000; the total amount of par value of stock held by individuals is no less than RMB10,000,000 yuan;

(4) the company has consecutive records of profit in the latest three years; in the case of an enterprise restructured into a stock limited company, the original enterprise has consecutive records of profit in the latest three years, but a newly established stock limited company is excepted;

(5) other conditions stipulated by the Securities Commission;

Article 31 When a stock limited company that issues stock openly and conforms to the conditions mentioned in the preceding article applies for its stock to be transacted in the stock exchange, it shall file an application with the Listing Committee of the Stock Exchange; the Listing Committee shall make an examination and approval and fix the time of listing within 20 working days after receiving the application. The document of examination and approval shall be submitted to the Securities Supervision Committee for file and a copy be sent to the Securities Commission.

Article 32 . When a stock limited company applies for its stock to be transacted in the stock exchange, it shall submit to the Listing Committee of the Stock Exchange the following documents:

(1) an application letter;

(2) company's registration documents;

(3) the document of approval of issuing the stock openly;

(4) company's financial report in the latest three years or since its establishment audited by an accounting firm and an auditing report signed and sealed by two or more certified public accountants and their firm;

(5) a recommendation letter by a member of the Stock Exchange;

(6) the latest prospectus;

(7) other documents required by Stock Exchange

Article 33 After the stock is approved to be transacted in the Stock Exchange, the

listing company shall publish an announcement of listing and make public the documents set forth in Article 32 herein.

Article 34 Besides the main contents of the prospectus .set forth in Article 15 herein, the contents of the announcement of listing shall include the following matters:

(1) the date and approval number of the stock approved to be transacted in the stock exchange;

(2) the issuing status of the stock, structure of stock right and the name list of the 10 biggest stockholders and the quantity of the stock they hold;

(3) the resolution of the company's founding meeting or stockholders meeting that agrees to the company's stock to be transacted in the Stock Exchange

(4) the biographical notes of directors, supervisors and senior managing persons and the company's stock they hold;

(5)the business performance records of the company in the latest three years or since its establishment and the next year's profit forecasting documents;

(6) other matters required by the Stock Exchange to be included.

Article 35 The certified public accountants and their firm, the professional assessors and their firm and the lawyers and their firm that give out documents for the listing company shall , in performing their duties, examine and testify the authenticity, accuracy and completeness of the contents of the documents given out by them pursuant to the established business standards and moral norms of the branches of trade.

Article 36 Transfer of the state-owned stock is subject to the approval of the state department concerned, the specific regulation of which will be stipulated separately.

Transfer of the state-owned stock shall not impair the interest of the state-owned stock.

Article 37 The securities exchange sites, the organs of securities custody, settlement, transfer and registration and securities operation organs shall ensure that clients in other parts of the country and the local clients enjoy the same treatment and shall not discriminate or restrict the clients in other part of the country.

Article 38 In case the directors, supervisors and senior managing persons or the corporate stockholders holding 5% or more voting stock sell their stock in six months after purchasing or purchase the stock in six months after selling, the earnings thus obtained shall belong to the company.

The provision in the preceding paragraph applies to the directors, supervisors and senior managing persons of the corporate stockholders holding 5% or more voting stock.

Article 39 Persons engaged in securities business, securities managing persons and other persons prohibited by the state from buying or selling stock shall not directly or indirectly hold and buy or sell stock, but buying and selling the approved issued

investment fund securities is excepted.

Article 40 The related professional persons that give out auditing report, asset assessing report or legal opinion letter for the issue of a stock shall not purchase or hold the stock in the underwriting period of the stock or within six months after the period expires..

The related professional persons that give out auditing report, asset assessing report or legal opinion letter for a listing company shall not purchase or hold the stock of the company before their auditing report, asset assessing report or legal opinion letter becomes public information and shall not purchase the stock of the company within five working days after they become public information.

Article 41 The stock limited company shall not buy back its stock issued outside without the approval according to the related stipulation of the state.

Article 42 No one shall transact in the options of stock and stock index without the approval of the Securities Commission.

Article 43 No financial organ shall provide loans for stock transactions.

Article 44 No securities operation organ shall lend clients' stock to others or make it as collateral.

Article 45 The securities operation organ that is approved to engage in two or more of self-operation or agency and investment fund management business shall separate the operation personnel, capital and accounts of the different businesses.

Chapter Four Acquisition of the Listing Company

Article 46 No one shall hold more than 0.5% of a listing company's ordinary stock issued outside; the excessive part shall be acquired by the company after the approval of the Securities Supervision Committee at the original price or the market price whichever is lower. But, because of the decrease of the company's ordinary stock issued outside, an individual may hold 0.5% of the company's ordinary stock issued outside, then the excessive part shall not be purchased in a reasonable period.

The RMB special stock issued by a company and held by individuals abroad and in Hongkong, Macao or Taiwan and stock issued offshore shall not be bound by the 0.5% limitation set forth in the preceding section.

Article 47 Any legal entity holding directly or indirectly 5% of a listing company's ordinary stock issued outside shall make a written report to the company, the site of securities exchange and the Securities Supervision Committee respectively and make an announcement within three working days after the fact occurs. But owing to the decrease of the total amount of the company's ordinary stock .issued outside, a legal

entity holds more than 5% of the company's ordinary stock issued outside, then it shall not be bound by the foregoing limitation within a reasonable period.

After any legal entity holds more than 5% of a listing company's ordinary stock issued outside, whenever the holding increases or reduces by more than 2% of the total amount of the stock issued outside, it shall make a written report to the company, the site of securities exchange and the Securities Supervision Committee respectively and make an announcement within three working days after the fact occurs.

The legal entity that makes the report and announcement pursuant to the stipulations in the preceding two sections shall not directly or indirectly buy or sell the stock within two working days since the date of announcement or before the report is made.

Article 48 When any legal entity other than the founders holds directly or indirectly 30% or more of a listing company's ordinary stock issued outside, it shall make a purchasing offer to all the company's stockholders within 45 working days since the fact occurs to purchase the stock in the form of monetary payment at the following price whichever is higher:

(1) the highest price the purchasing offerer paid for purchasing the stock within 12 months before the offer is made;

(2) the average market price of the stock within 30 days before the offer is made.

The stockholder mentioned in the preceding section shall not purchase the stock before the purchasing offer is made.

Article 49 The purchasing offerer shall make a written report to the Securities Supervision Committee concerning the purchase before making the purchasing offer; at the same time when it makes the purchasing offer, it shall provide a statement about itself and all the information related to the offer and ensure that the information be authentic, accurate and complete and not be misleading.

The term of validity of the purchasing offer shall be no less than 30 working days since the issuing of the purchasing offer. The purchasing offerer shall not revoke the purchasing offer within 30 working days since the issue of the purchasing offer.

Article 50 All the conditions of the purchasing offer apply to all the holders of stock of the same kind.

Article 51 When the purchasing offer expires, the purchase fails if the ordinary stock held by the purchasing offerer does not reach 50% of the total amount of ordinary stock issued outside by the company; Besides making new purchasing offer, the purchasing offerer shall purchase each year no more than 5% of the total amount of ordinary stock issued to the public by the company when it purchases the company's ordinary stock issued to the public afterwards.

When the purchasing offer expires, if the purchasing offerer holds more than 75% of the total amount of the company's ordinary stock issued outside, the company shall terminate transaction in the Stock Exchange.

When the purchasing offerer buys stock against the offer and the amount is less than the preacceptance of the offer, the purchasing offerer shall buy the stock proportionately from all the offerees that preaccept the purchasing offer.

When the purchasing offer expires, if the purchasing offerer holds more than 90% of the total amount of the company's stock, the remaining stockholders shall have the right to sell forcibly their stock to the purchasing offerer on the same conditions.

Article 52 In case the main conditions of the offer change after the offer is issued, the purchasing offerer shall notify immediately all the offeree by way of news release meeting, making a statement in the newspaper or other publication forms.

The purchasing offerer shall not buy the stock on any condition other than the conditions stipulated in the offer during the term of the offer and within 30 working days after the offer expires.

The offerees that preaccept the purchasing offer shall have the right to revoke the preacceptance before the purchasing offer becomes invalid.

Chapter Five Custody, Settlement and Transfer

Article 53 The stock shall be issued in the inscribed form. The issuer may issue stock in the form of bookkeeping note or in the form of physical note. The register of stock in the form of bookkeeping note shall be in the custody of an organ designated by the Securities Supervision Committee. As for the stock in the form of physical note, it shall also be in the custody of an organ designated by the Securities Supervision Committee if it is kept collectively.

Article 54 Without the consent in writing of the stockholder the custody organ shall not lend his/her stock to others or make it as a collateral.

Article 55 The securities settlement organ shall formulate business rules concerning the settlement and delivery of stock and internal regulations based on the principle of convenience, safety and fairness.

The securities settlement organ shall accept members pursuant to the principle of fairness.

Article 56 Securities custody, settlement, transfer and registration organs shall accept the supervision of the Securities Supervision Committee.

Chapter Six Revelation of Information of Listing Company

Article 57 The listing company shall provide the Securities Supervision Committee and the Stock Exchange site with the following documents

(!) a mid-term report to be provided within 60 days after the end of :

the early six months in each accounting year;

(2) an annual report audited by certified public accountants to be provided within 120 days after the end of each accounting year.

The mid-term report and annual report shall conform to the state accounting system and the related stipulations of the Securities Supervision Committee and shall be signed by the company's authorized director or manager and sealed by the listing company.

Article 58 The mid-term report set forth in Article 57 herein shall include the following contents:

(1) the company's financial report;
(2) an analysis of the company's financial status and operation results made by the company's management;
(3) important proceedings involving the company;
(4) changes of the company's stock issued to the public;
(5) important matters the company sends to voting stockholders to be examined;
(6) other matters required by the Securities Supervision Committee to be included.

Article 59 The annual report set forth in Article 57 herein shall include the following contents:

(1) a brief account of the company;
(2) a brief account of the company's main products or main service items;
(3) a brief account of the branch of trade where the company is in;
(4) a brief account of the company-owned properties such as the important plants, mines and realties;
(5) the company's stock issued outside, a name list of stockholders holding more than 5% of the company's ordinary stock issued to the public and a name list of the 10 biggest stockholders;
(6) the number of company's stockholders;
(7) a brief account of the company's directors, supervisors and senior managing persons and their holding of company's stock and remunerations;
(8) a list and a brief account of the company and its associated persons;
(9) a summery of the company's financial information in the latest three years or since its establishment;
(10) an analysis of the company's financial status and operation results made by the company's management;
(11) the change of the company's bond issued to the public
(12) important proceedings involving the company;
(13) the company's comparative financial report in the latest two years and its attached lists and notes audited by certified public accountants; in case the listing company is a holding company, a comparative consolidated financial report shall also be included;.
(14) Other matters required by the Securities Supervision Committee to be

included.

Article 60 In case there occurs any important event that may exert great influence on the market price of the listing company's stock and that is still unknown to the investors, the listing company shall immediately send a report about the event to the stock exchange site and the Securities Supervision Committee and make it open to the public, stating the truth of the event. But when the listing company has sound reasons that publishing the important event to the public will impair the interest of the company and without the publishing it will not lead to a great change of the stock market price, it may not publish the event with the consent of the stock exchange site.

The important events mentioned in the preceding section include the following:

(1) the company enters into an important contract which has notable influence on one or more items of the company's assets, liabilities, interests or operation results;

(2) there occur important changes in company's operation policy or operation project;

(3) the company has had important investment activities or purchased a long-term asset of relatively great amount;

(4) the company has incurred a big debt;

(5) the company fails to pay back a big debt due, thus breaching a contract;

(6) the company has incurred a heavy operation or non-operation loss;

(7) the company's assets have incurred a heavy loss;

(8) the company has experienced important changes in its production and operation circumstances;

(9) the newly published law, decree, policy or regulation may exert significant influence on the company's operation;

(10) there is a change in the company's chairman of the board, 30% of the directors or the general manager;

(11) the stockholder that holds over 5% of the company's ordinary stock issued outside has increased or reduced the stock held reaching 2% of total amount of the stock issued to the public;

(12) important proceedings involving the company;

(13) the company has entered a liquidation or bankruptcy status

Article 61 When there appears any information in the public media that may .exert misleading influence on the market price of the listing company's stock,. the company shall immediately clarify matters as the news is known to it.

Article 62 In case the directors, supervisors and senior managing persons of the listing company hold the company's ordinary stock, they shall report their holding status to the Securities Supervision Committee, the stock exchange site and the company; in case there is any change in their holding, they shall report the change to the Securities Supervision Committee, the stock exchange site and the company within

10 working days since the change occurs.

The persons mentioned in the preceding section shall have the liability to report pursuant to the stipulation of this article within six months after they resign or leave their job.

Article 63 The listing company shall have the information required to be made open published in the national magazines and newspapers designated by the Securities Supervision Committee.

At the same time when the listing company publishes information pursuant to the stipulations of the preceding section, the company may publishes the information in the local magazines and newspapers designated by the stock exchange site.

Article 64 The Securities Supervision Committee shall make open to the public for the reference of investors all the reports, announcements and other documents submitted by the company, its directors, supervisors, senior managing persons and stockholders that hold over 5% of the company's ordinary stock issued outside.

All the information required by the Securities Supervision Committee to be published is open information, but the following information is excepted:

(1) business secrets protected and approved by law and decree not to be disclosed;
(2) non-open information and documents obtained by the Securities Supervision Committee in its investigation of illegal activities;
(3) other information and documents not to be disclosed pursuant to the stipulations of related laws and decrees.

Article 65 Stockholders may entrust others to exercise his/her consent right or voting right by proxy. But any one who collects consent right or voting right of over 25 persons shall observe the Securities Supervision Committee's stipulations concerning disclosure of information and making reports.

Article 66 Besides submitting to the Securities Supervision Committee and the stock exchange site the report, announcement, information and documents stipulated in this chapter, the listing company shall also provide related report, announcement, information and documents according to the stipulation of the stock exchange site and make them open to the public.

Article 67 The provisions in Article 57 to Article 65 herein shall apply to the stock limited company whose stock has been issued openly but has not been transacted in the stock exchange site.

Chapter Seven Investigation and Penalty

Article 68 The Securities Supervision Committee has the right to investigate or investigate in coordination with the state concerned departments the unit and individual that violate the provisions of these regulations; for important cases, the Securities

Commission shall organize the investigation.

Article 69 The Securities Supervision Committee may examine the business activities of the securities operation organ.

Article 70 In case the stock limited company violates the provisions of this regulations and has one of the following activities, it shall be subjected to a single penalty or joint penalties of warning, being ordered to pay back illegally raised stock capital, confiscation of illegal gains and a fine according to the seriousness of the case; for cases of gross violation, its qualification of issuing stock shall be suspended:

(1) issuing or issuing in disguised form stock without obtaining an approval;

(2) obtaining an approval by cheating or other unjust means to issue stock or to have its stock to be transacted in the stock exchange site;

(3) issuing stock not in accordance with the form and scope stipulated or selling stock when the prospectus has become invalid;

(4) buying back without approval the stock issued outside.

The stock limited company's directors, supervisors and senior managing persons directly responsible for the activities set forth in the preceding section shall be subjected to warning or a fine from RMB30,000 yuan to 300,000 yuan.

Article 71 In case the securities operation organ violates the provisions of this regulations and has one of the following activities, it shall be subjected to a single penalty or joint penalties of warning, confiscation of illegally obtained stock and other illegal gains and a fine according to the seriousness of the case; for cases of gross violation, it shall be subjected to restriction or suspension of its securities operation business or revocation of its business license of securities operation:

(1) underwriting stock not according to the time, procedure or form stipulated;

(2) issuing stock subscription application form not according to stipulations;

(3) lending clients' stock to others or make it as a collateral;

(4) receiving unreasonable commission and other fees;

(5) buying or selling stock for its own in the name of its client;

(6) embezzling client's margin deposit

(7) in the process of buying and selling stock for clients, sharing the profits or losses with the clients in the transaction of stock, or providing clients with guarantee of avoiding loss;

(8) providing financing for transaction of stock.

The managing persons of the securities operation organ responsible for the activities set forth in the preceding section and the directly responsible persons shall be subjected to a penalty of RMB30,000 yuan to 300,000 yuan.

Article 72 Insiders and other persons who acquire inside information by unjust means violate the provisions of these regulations, disclose inside information, buy or sell stock based on the inside information or make suggestions to others to buy and sell stock shall be subjected to confiscation of illegally acquired stock and other illegal

gains and a penalty of RMB50,000 to 500,000 yuan according to the different cases.

Article 73 The accounting firm, asset appraisal organ or lawyer firm that violates the provisions of this regulations to give out documents having false and seriously misleading contents or gross omissions shall be subjected to a single penalty or joint penalties of warning, confiscation of illegal gains and a fine according to the different cases; for serious cases, it shall be subjected to suspension of doing securities business or revocation of its securities business license.

The certified public accountant, professional assessor or lawyer directly responsible for the activities set forth in the preceding section shall be subjected to warning or a penalty of RMB30,000 yuan to 300,000 yuan; for serious cases, a revocation of the qualification to engage in securities business.

Article 74 Any unit or individual that violates the provisions of this regulations and has one of the following activities shall be subjected to a single penalty or joint penalties of warning, confiscation of illegally acquired stock and other illegal gains and a fine according to the different cases:

(1) carrying on transactions of stock beyond the stock exchange site which is approved by the Securities Commission to deal with securities transactions;
(2) in the process of issue and transaction of stock, giving out false and seriously misleading description or having gross omissions;
(3) manipulating the market price of stock by conspiracy or putting together financial resources, or influencing the issue and transaction of stock by spreading rumors or other means;
(4) fabricating false price of stock by colluding with others, doing fictitious buying and selling without transferring the ownership or actual control of stock;
(5) selling or offering to sell stock not owned to disrupt the stock market order;
(6) extorting or forcibly buying and selling stock or assisting others to buy and sell stock by taking advantage of one's position and power or by other unjust means;
(7) doing transactions on the options and futures of stock and its index without approval;
(8) not performing the liability concerning the report, making open and publishing of related documents and information according to stipulations;
(9) forging, tampering with or destroying business records, accounting books or other documents related to the issue and transaction of stock;
(10)other illegal dealings of the issue and transaction of stock and related activities.

The stock limited company that has the activities set forth in the preceding section shall be subjected to suspension of its qualification of issuing stock if the case is serious; the securities operation organ that has the activities set forth in the preceding section shall be subjected to restriction or suspension of its securities operation business or revocation of its securities operation business license if the case is serious.

Article 75 The penalties stipulated in Article 70, Article 71, Article 72 and Article

74 herein shall be determined by the organ designated by the Securities Commission; the penalty of an important case shall be submitted to the Securities Commission to determine.. The penalty stipulated in Article 73 herein shall be determined by department concerned within its scope of functions and powers.

Article 76 In case the members or the employees of the listing company and stock exchange or other self-discipline management organizations in the securities business violate the provisions of these regulations, they shall be subjected to the administrative penalty according to the stipulation of this regulations; besides, they shall be punished by the stock exchange or other self-discipline management organizations according to the constitution or the self-discipline rules.

Article 77 Those who violate the provisions of these regulations and inflict losses to others shall bear the civil responsibility of indemnity according to law.

Article 78 Those who violate the provisions of these regulations and constitute a crime shall be subjected to criminal responsibility.

Chapter Eight Arbitration of Dispute

Article 79 Should there be any dispute related to the issue and transaction of stock, the parties concerned may apply with the arbitration organ for conciliation or arbitration pursuant to the provision of their agreement.

Article 80 Disputes arisen from the issue and transaction of stock between securities operation organs or between the securities operation organ and stock exchange site shall conciliated or arbitrated by the arbitration organ approved to set up or designated by the Securities Commission.

Chapter Nine Supplementary Articles

Article 81 The implied meaning of the following phrases used in these regulations:

(1) "stock" refers to a transferable written certificate issued by a stock limited company, showing its stockholder shall enjoy rights and bear liabilities according to the shares held.

"stock in the form of bookkeeping note" refers to the written register made by the issuer in the unified form formulated by the Securities Supervision Committee carrying the rights of the stockholders.

"stock in the form of physical note" refers to the written certificate of stock printed by the issuer in a printing organ designated by the Securities Supervision Committee.

(2) "ordinary stock issued outside" refers to the ordinary stock beyond the company's inventory.

(3) "issuing openly" refers to the offer invitation, offer or selling activities made to the public other than the issuer by the issuer through the securities operation

organ.

(4) "underwriting" refers to the activity of the securities operation organ to sell the issuer's stock in the form of exclusive sale or sale by proxy according to agreement.

(5) "underwriting organ" refers to the securities operation organ that sells stock for the issuer in the form of exclusive sale or sale by proxy.

(6) "exclusive sale" refers to a form of underwriting in which the underwriting organ buys all the unsold stock after the conclusion of the term of issue.

(7) "sale by proxy" refers to a form of underwriting in which the underwriting organ sells stock by proxy and returns all the unsold stock to the issuers or the exclusive underwriter.

(8) "publishing" refers to the activity that the documents stipulated by this regulations to be disclosed shall be published in the magazines and newspapers designated by the Securities Supervision Committee.

(9) "making open" refers to the activity that the documents stipulated by this regulations to be disclosed shall be put in the business place of the issuer and the underwriting organ and the office of the Securities Supervision Committee for the reference of investors.

(10) "offer" refers to a verbal or written expression given to a specified person or unspecified person to buy or sell a certain stock.

(11) "offer invitation" refers to an expression suggesting others to make an offer to oneself.

(12) "preacceptance" refers to a preliminary expression that the offeree agrees to accept an offer but it does not constitute a commitment before the expiration of the offer.

(13) "listing company" refers to a stock limited company whose stock has been approved to be transacted in the stock exchange site.

(14) "inside persons" refers to persons that can contact or obtain inside information because they hold issuer's stock or assume the post of director, supervisor, or higher management or because of their social status, managing status, supervision status or professional status or as employee or professional consultant to perform duties.

(15) "inside information" refers to important information which has not been made open and may exert influence on the price of stock but which is known to the issuer, securities operation organ, legal person having the intention of purchasing, securities supervision and administration organ, securities business self-discipline management organization and persons who have close contacts with such organs.

(16) "stock exchange site" refers to the stock exchange approved to carry on the transaction of stock and the securities transaction price reporting system.

(17) "managing persons of securities business" refers to employees in the securities management department and securities business self-discipline management organization.

(18) "persons engaged in securities business" refers to employees in the organs that

are engaged in the issue, transaction and other related businesses.

Article 82 The regulations on the administration of the stock operation organ and the stock exchange shall be formulated separately.

These regulations does not apply to stock held by company's internal employees.

Article 83 The Securities Commission shall be responsible for the interpretation of these regulations.

Article 84 These regulations shall be implemented since the date of promulgation.

证监会关于发布《公开发行股票公司信息披露实施细则（试行）》的通知

1993年6月12日，证监会

各省、自治区、直辖市、计划单列市政府证券主管部门，国家有关部委，上海、深圳证券交易所，各上市公司：

为了维护我国证券市场的良好秩序，促进证券业务的健康发展，保护投资者的合法权益和社会公众的基本利益，中国证监会根据国务院《股票发行与交易管理暂行条例》的有关规定，制定了《公开发行股票公司信息披露实施细则（试行）》。现发给你们，请在从事与证券业务有关的工作时，认真执行本细则的规定，并把在执行过程中所遇到的问题转告证监会。

附件：公开发行股票公司信息披露实施细则（试行）

第一章　总　则

第一条　根据《股票发行与交易管理暂行条例》（以下简称《条例》）和《股份有限公司规范意见》关于上市公司信息披露的规定，制定本细则。

第二条　中国证券监督管理委员会（以下简称证监会）依照法律、法规的规定，监督公开发行股票的公司按照法律、法规的要求披露信息。

第三条　所有在中华人民共和国境内公开发行股票的公司的招股说明书均须在证监会登记注册。凡在证监会登记注册公开发行股票的公司均必须按照本细则的要求披露信息。

除前款外，本细则还适用于持有一个公司5％以上发行在外普通股的法人和收购上市公司的法人。

第四条　股份有限公司公开发行股票、将其股票在证券交易场所交易，必须公开披露的信息包括（但不限于）：

（一）招股说明书；

（二）上市公告书；

（三）定期报告，包括：年度报告和中期报告；

（四）临时报告，包括：重大事件公告和收购与合并公告。

公开披露的信息应当用中文表述；发行Ｂ股的公司公开披露信息，如有必要，还应当用英文表述。英译文本的字义和词义与中文本有差异时，以中文本为准。

第五条　公司的全体发起人或者董事必须保证公开披露文件内容没有虚假、严重误导性陈述或重大遗漏，并就其保证承担连带责任。

公开披露文件涉及财务会计、法律、资产评估等事项的，应当由具有从事证券业务资格的会计师事务所、律师事务所和资产评估机构等专业性中介机构审查验证，并出具意见。专业性中介机构及人员必须保证其审查验证的文件的内容没有虚假、严重误导性陈述或者重大遗漏，并且对此承担相应的法律责任。

承销股票的证券经营机构必须对招股说明书内容的真实性、准确性、完整性进行认真查核，保证经其查核的文件内容没有虚假、严重误导性陈述或者重大遗漏，并且对此承担相应的法律责任。

第二章　招股说明书与上市公告书

第六条　股份有限公司发行股票，应当根据《条例》第十五条编制招股说明书，向社会公开披露有关信息。其股票获准在证券交易场所交易时，上市公司应当编制上市公告书，向社会公开披露有关信息。

招股说明书的具体内容与格式见《公开发行股票公司信息披露的内容与格式准则》（以下简称准则）第一号。

第七条　公开发行股票的公司编制完成招股说明书后，应当将经签署的招股说明书和招股说明书概要（具体编制内容见准则第一号）随其他发行申请文件一并报送当地省或计划单列市一级政府或中央企业主管部门。经上述部门批准后，将上述文件一式十二份报送证监会复审。获准公开发行股票后，发行人及其承销商应当在承销期开始前二至五个工作日内将招股说明书概要（一万字左右，对开报纸一整版）刊登在至少一种由证监会指定的全国性报刊上，并将招股说明书放置在发行人公司所在地、拟挂牌交易的证券交易场所、各承销机构及发售网点，供公众查阅，并且

在发售网点全文张贴，同时报送证监会十份，以供备案和投资公众查阅。

第八条　在公开发行股票的申请获批准后，且招股说明书失效之前，如果发生不修改招股说明书就会产生误导的事件，发行人与其承销商有责任对招股说明书作出相应的修改。发行人对经证监会复审后的招股说明书（包括招股说明书概要）作出的任何改动，必须在招股说明书（包括招股说明书概要）公布之前报证监会审核。

第九条　公司编制的上市公告书的内容应当符合《条例》第三十四条所列事项以及批准其挂牌交易的证券交易场所上市规则中的有关要求。

上市公告书中载有财务会计资料的，其资产负债表报表日和利润表及其他规定的报表的报告期间终止日距挂牌交易首日不得超过一百八十日，其盈利预测期间自挂牌交易首日起至盈利预测期间终止日，不得少于九十日。

第十条　自发行结束日到挂牌交易首日不超过九十日，或招股说明书尚未失效的，发行人可以编制简要上市公告书。简要上市公告书应当包括《条例》第三十四条（一）、（二）和（三）的内容，并且应当指明该公司发行该种股票的招股说明书曾于何时刊登在何种报刊的何版上。但如果因编制简要上市公告书而省略的事项在该期间发生重大变化，发行人及其上市推荐人有义务作出说明。

自发行结束日到挂牌交易首日超过九十日、并且招股说明书已失效的，发行人编制上市公告书应当包括《条例》第三十四条的全部内容。

发行人在其股票挂牌交易首日前三个工作日内，应当将简要上市公告书全文或不超过一万字的上市公告书概要刊登在至少一种证监会指定的全国性报刊上，并将上市公告书备置于发行人所在地、拟挂牌交易的证券交易场所、有关证券经营机构及其网点，供公众查阅，同时报送证监会一式十份，以供投资公众查阅。

第十一条　在股票公开发行期间，与发行有关的、应当公开的信息，例如股票认购表抽签结果、交款的地点与时间等，也应在至少一种证监会指定的全国性报刊上及时公告。

第十二条　公开发行股票的公司，如果进行股票配售，其信息披露按照《条例》中新发行股票的有关规定办理。

第三章　定期报告

第十三条　公司应当在每个会计年度中不少于两次向公众提供公司的定期报告。定期报告包括中期报告和年度报告。定期报告的格式和表式执行定期报告的内容与格式准则的规定。在定期报告的内容与格式准则公布前，中期报告的内容应当包括《条例》第五十八条所列事项，年度报告的内容应当包括《条例》第五十九条所列事项。

第十四条　公司应当于每个会计年度的前六个月结束后六十日内编制完成中期报告。报告完成后应立即向证监会报送十份备案，并将不超过四千字的报告摘要刊登在至少一种证监会指定的全国性报刊上。同时，将中期报告备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，以供投资公众查阅。除特殊情况外，中期报告毋须经会计师事务所审计。

第十五条　公司应当在每个会计年度结束后一百二十日内编制完成年度报告。报告完成后应当立即报送证监会十份备案，并在年度股东会召开之前至少二十个工作日，将不超过五千字的报告摘要刊登在至少一种证监会指定的全国性报刊上，同时将年度报告备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，以供投资公众查阅。

第十六条　凡既发行了社会公众股，又发行了人民币特种股，或在国内、国外交易场所均挂牌交易的公司，其中期报告和年度报告应同时向国内和国外投资者公布。

第四章　临时报告——重大事件公告

第十七条　公司发生重大事件，应当编制重大事件公告书向社会披露。重大事件是指可能对公司的股票价格产生重大影响的事件，包括（但不限于）以下情况：

（一）《条例》第六十条所列事项；

（二）公司章程的变更、注册资金和注册地址的变更；

（三）发生大额银行退票（相当于被退票人流动资金的5％以上）；

（四）公司更换为其审计的会计师事务所；

（五）公司公开发行的债务担保或抵押物的变更或者增减；

（六）股票的二次发行或者公司债到期或购回，可转换公司债依规定转为股份；

（七）公司营业用主要资产的抵押、出售或者报废一次超过该资产的30％；

（八）发起人或者董事的行为可能依法负有重大损害赔偿责任；

（九）股东大会或者公司监事会议的决定被法院依法撤销；

（十）法院作出裁定禁止对公司有控股权的大股东转让其股份；

（十一）公司的合并或者分立。

前款未作规定但确属可能对公司股票价格产生重大影响的事件也应当视为重大事件。

第十八条　公司在发生无法事先预测的重大事件后一个工作日内，应当向证监会作出报告；同时应当按其挂牌的证券交易场所的规定及时报告该交易场所。公司在重大事件通告书编制完成后，应当立即报送证监会十份供备案，并备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，供公众查阅。

第十九条　公司认为有必要通过新闻媒介披露某一重大事件时，应当在公开该重大事件前向证监会报告其披露方式和内容。如果证监会认为有必要时可对披露时机、方式与内容提出要求，公司应当按照证监会的要求进行披露。

第五章　临时报告——公司收购公告

第二十条　法人发生《条例》第四十七条所列的持股情况时，应当按照证监会制定的准则规定的内容和格式将有关情况刊登在至少一种证监会指定的全国性报刊上。

第二十一条　法人发生《条例》第四十八条所列的持股情况时，除按照该条规定作出报告外，还应当自该条所列事实发生之日起四十五日内向该公司所有股东发出收购公告书，将不超过五千字的收购公告书概要刊登在至少一种证监会指定的全国性报刊上，同时向证监会报送十份供备案，并备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，以供公众查阅。

第二十二条　收购公告书应当包括（但不限于）以下事项：

（一）收购人名称、所在地、所有制性质及收购代理人；

（二）收购人的董事、监事、高级管理人员名单及简要情况；收购人为非股份有限公司者，其主管机构、主要经营管理人员及主要从属和所属机构的情况；

（三）收购人的董事、监事、高级管理人员及其关联公司持有收购人和被收购人股份数量；

（四）持有收购人5％以上股份的股东和最大的十名股东名单及简要情况；

（五）收购价格、支付方式、日程安排（不得少于二十个工作日）及说明；

（六）收购人欲收购股票数量（欲收购量加已持有量不得低于被收购人发行在外普通股的50％）；

（七）收购人和被收购人的股东的权利和义务；

（八）收购人前三年的资产负债、盈亏概况及股权结构；

（九）收购人在过去十二个月中的其他收购情况；

（十）收购人对被收购人继续经营的计划；

（十一）收购人对被收购人资产的重整计划；

（十二）收购人对被收购人员工的安排计划；

（十三）被收购人资产重估及说明；

（十四）收购后，收购人或收购人与被收购人组成的新公司的章程及有关内部规则；

（十五）收购后，收购人或收购人与被收购人组成的新公司对其关联公司的贷款、抵押及债务担保等负债情况；

（十六）收购人、被收购人各自现有的重大合同及说明；

（十七）收购后，收购人或收购人与被收购人组成的新公司的发展规划和未来一个会计年度的盈利预测；

（十八）证监会要求载明的其他事项。

第六章　其他信息披露

第二十三条　在发生《条例》第六十一条所述情况时，上市公司应当立即在至少相同范围内作出澄清，并将事情的全部情况立即通知证监会和其股票挂牌交易的

证券交易场所。

第七章　信息事务管理

第二十四条　公司应当指定专人负责信息披露事务，包括与证监会、证券交易场所、有关证券经营机构、新闻机构等的联系，并回答社会公众提出的问题。公司负责信息披露事务的人员应当将本人姓名、联系地址和邮政编码、办公室电话号码、图文传真号码等信息，以书面形式报告证监会。

第二十五条　公司除应当遵照本细则的各项规定公开披露信息外，还应遵守其股票挂牌交易的证券交易场所关于信息披露的规定。

第二十六条　公司应按照《条例》第六十三条的规定，在证监会指定的全国性报刊中自行选择至少一家披露信息。任何机构与个人不得干预。

公司除在证监会指定的全国性报刊上披露信息外，还可以根据需要在其他报刊上披露信息，但必须保证：

（一）指定报刊不晚于非指定报刊披露信息；

（二）在不同报刊上披露同一信息的文字一致。

第二十七条　公司公开披露信息的各种文件译成英文的，英译文应该刊登在至少一种证监会指定的英文报刊上。

第八章　附　则

第二十八条　凡违反本规定的个人与机构，按照《条例》第七章有关条款处理。

第二十九条　本细则由证监会负责解释。

第三十条　有关地方法规中凡与本细则相抵触的规定，均以本细则为准。

第三十一条　本细则自公布之日起施行。

Translation

Notice for Publicizing "Implementation Detailed Rules on Information Disclosure by Companies with Publicly Issued Stocks (Trial Version)" by Securities Regulatory Commission

On June 12, 1993
By Securities Regulatory Commission

Securities Authorities of All Provinces, Autonomous Regions, Municipalities and Cities with Separate Planning, Relevant Bureaus and Commission of the State, Shanghai and Shenzhen Securities Exchange, All Listed Companies:

In order to safeguard the order of securities market in China, promote the healthy development of securities business, protect the legal rights of the investors and the basic benefit of the general public, China Securities Regulatory Commission formulates this "Implementation Detailed Rules on Information Disclosure by Companies with Publicly Issued Stocks (Trial Version)" in accordance with relevant provisions of "Provisional Regulations on Stock Issuance and Transaction Administration" by the State Council. We hereby send the foregoing to you and you are advised to strictly perform the provisions in this Detailed Rules for relevant securities business and send back the problems encountered in the performance to Securities Regulatory Commission.

Attachment: Implementation Detailed Rules on Information Disclosure by Companies with Publicly Issued Stocks (Trial Version)

Chapter One General Provisions

Article One This Detailed Rules is formulated in accordance with provisions concerning information disclosure of listed companies in "Provisional Regulations on Stock Issuance and Transaction Administration" and "Opinions on Standardizing Stock Companies Limited".

Article Two China Securities Regulatory Commission (hereinafter referred to as Securities Regulatory Commission), by provisions in laws and regulations, supervises the companies with publicly issued stocks in information disclosure according to law and regulations.

Article Three The Explanation to Raising Stock Capital of the companies which publicly issue stocks in the People's Republic of China must be registered at Securities Regulatory Commission. All the companies that have registered at Securities Regulatory Commission for publicly issuing stocks must disclose information according to the requirements in this Detailed Rules.

Apart from the foregoing, this Detailed Rules is also applicable to legal entities that hold over 5% of the common external stocks of a company and legal entities that has purchased a listed company.

Article Four In regard to stock issuance by limited companies and the transaction of stocks in securities exchange, the information that must be disclosed includes (but is not limited to) the following:

(1) Explanation to Raising Stock Capital;
(2) Announcement on Listing;
(3) Regular Reports, including Annual Reports and Medium-term Reports;
(4) Temporary Reports, including Announcements on Major Events, Purchase and Merger Announcements

The information to be disclosed publicly must be in Chinese; companies that have issued B stocks shall also disclose information in English if necessary. Should there be any discrepancies between the English version and the Chinese version, the latter shall prevail.

Article Five Initiators or directors of the company must ensure that the disclosed information does not include any false or severely misleading statements or major omissions and bear related obligations for their guarantee.

Should the publicly disclosed documents be related to financial accounting, law, assets appraisal issues, certified public accountants firms, law firms, assets appraisal organizations and other specialized agencies with securities business qualifications shall examine and verify such documents and issue their opinion. Specialized agencies and their staff must guarantee that the examined and verified documents consist no false or severely misleading statements or major omissions and bear related obligations for their guarantee.

Securities operation organs selling the stocks must carry out careful verification on the truthfulness, accuracy and completeness of the Explanation to Raising Stock Capital, guarantee that the examined and verified documents consist no false or severely misleading statements or major omissions and bear related obligations for their guarantee.

Chapter Two Explanation to Raising Stock Capital and Announcement on Listing

Article Six In regard to stock issuance, limited companies shall compile Explanation to Raising Stock Capital according to Article 15 of the Rules and disclose relevant information to the public. On acquiring approval to transact its stocks at securities

exchange, the listed company shall compile Announcement on Listing and disclose relevant information to the public.

Please see No. 1 in Contents and Format Standard of Information Disclosure by Companies with Publicly Issued Stocks (hereinafter referred to as the Standard) for specific contents and format of Explanation to Raising Stock Capital.

Article Seven After the compiling of Explanation to Raising Stock Capital, the companies with publicly issued stocks shall submit the signed Explanation to Raising Stock Capital and its Summary (see No. 1 in Standard for specific contents) together with other issuance application documents to the local provincial government or municipal government of cities with separate planning or to competent authorities for enterprises in central government. After the approval by the foregoing authorities, the above documents shall be submitted in 12 copies to Securities Regulatory Commission for review. After being approved for issuing stocks publicly, the issuer and the stock seller shall publish the Summary of Explanation to Raising Stock Capital (about 10,000 words, covering a whole page of newspaper) on at least one national newspaper designated by the Securities Regulatory Commission 2 – 5 working days before stock selling, place Explanation to Raising Stock Capital at issuer's company address, securities exchange to handle the transaction, all selling organizations and issuing spots for public reference, display the whole text at issuing spots and submit 10 copies to Securities Regulatory Commission for file and inquiry by investors.

Article Eight After the approval of application for public issuance of stocks and before the expiration of Explanation to Raising Stock Capital, should Explanation to Raising Stock Capital have any misleading factors that require amendments, the issuer and the stock seller shall be responsible for relevant amendments on the Explanation to Raising Stock Capital. Any amendments by the issuer to the Explanation to Raising Stock Capital (including its Summary) re-examined by Securities Regulatory Commission must be submitted to Securities Regulatory Commission for approval upon examination before the publicizing of Explanation to Raising Stock Capital (including its Summary).

Article Nine The contents of Announcement on Listing compiled by the company shall conform to relevant requirements in Article 34 of the Rules and listing rules of the securities exchange which approves its listing.

Should there be financial accounting information in the Announcement on Listing, the date of Balance sheet, Profit Statement and the ending date of other required statements must not be over 180 days before the first day of transaction on listing. Its profit estimation term from the first day of transaction on listing to the closing day of profit estimation must not be below 90 days.

Article Ten Should there be below 90 days between the issuance closing day and the day of transaction on listing, or should the Explanation to Raising Stock Capital be valid, the issuer can compile a brief Announcement on Listing. The brief Announcement on Listing shall include the issues in (1), (2) and (3) of Article 34 of the Rules and shall specify the time of publication and the place of publication concerning the Explanation to Raising Stock Capital for the issuance of said stock by the company. Should the omitted issues in the brief Announcement on Listing undergo major changes during the period, the issuer and the listing recommender have the obligation to explain.

Should there be over 90 days between the issuance closing day and the day of transaction on listing, or should the Explanation to Raising Stock Capital be invalid, the issuer shall include all the contents in Article 34 of the Rules in its Announcement on Listing.

Within 3 working days before the first day of transaction on listing, the issuer shall publish its brief Announcement on Listing or its Announcement on Listing (below 10,000 words) on at least one national newspaper designated by Securities Regulatory Commission, display the Announcement on Listing at issuer's company address, securities exchange to handle the transaction, relevant securities operation organs and their issuing spots for public reference and submit 10 copies to Securities Regulatory Commission for inquiry by investors.

Article Eleven During the public issuance of the stocks, information related to issuance and required to be publicized, e.g. result of stock subscription lot, payment time and place, shall also be timely publicized on at least one national newspaper designated by Securities Regulatory Commission.

Article Twelve Should companies that issue stocks publicly sell stocks on ration, the information disclosure shall conform to relevant provisions concerning newly-issued stocks in the Rules.

Chapter Three Regular Report

Article Thirteen The company shall provide the public with regular report of the company at least twice for each accounting year. The regular report includes medium-term report and annual report. The format and forms of the regular report shall conform to the contents and format in the standard. Before the publicizing of the content and format standard of the regular report, the content in medium-term report shall include the issues in Article 58 of the Rules and the content in annual report shall include the issues in Article 59 of the Rules.

Article Fourteen The company shall compile a medium-term report within 60 days after the completion of the first 6 months of each accounting year. After

completion, the report must be submitted in 10 copies to Securities Regulatory Commission for file without delay; a Summary to the report of less than 4000 words shall also be published on at least on national newspaper designated by Securities Regulatory Commission. At the same time, the medium-term report shall be displayed at issuer's company address, securities exchange to handle the transaction, relevant securities operation organs and their issuing spots for public reference.

Article Sixteen In regard to companies that have issued both public stocks and special RMB stocks, or the companies that have been listed both in domestic and overseas exchange, the medium-term report and annual report shall be publicized to domestic and overseas investors simultaneously.

Chapter Four Temporary Report – Announcement on Major Events

Article Seventeen In case of major events, the company shall compile Announcement on Major Events and disclose such to the public. Major events refer to the events that may have important influence on the price of the company's stocks, including (but not limited to) the following:

(1) Issues in Articles 60 of the Rules;
(2) Amendments to Articles of Association, registered capital and registered address;
(3) Large amounts of dishonored bills by the bank (accounting for over 5% of the current capital);
(4) The company alters the certified public accountants firm for auditing;
(5) Alteration, increase or decrease of guaranty or liability guarantee publicly issued by the company;
(6) The second issuance of the stocks or the maturity or back-purchase of the company debts; transferable company debt turning to stocks according to provisions;
(7) The one-time mortgage, sale or discard of major assets of the company surpasses 30% of the said assets;
(8) The conducts of the initiators or directors may be liable for severe loss compensation according to law;
(9) The resolutions of shareholders' meeting or supervisors' meeting have been discharged by court according to law;
(10) The court has ruled against the major shareholders of the company to transfer their shares;
(11) The merger or separation of the company.

Other events that have not been specified above but may have important influence on the price of the company stocks shall also be counted as major events.

Article Eighteen In case of the occurrence of major events that may not possibly

be foreseen, the company shall report to Securities Regulatory Commission and to its listing securities exchange according to its rules. After compiling Announcement on Major Events, the company shall submit 10 copies to Securities Regulatory Commission for file and display the said announcement at issuer's company address, securities exchange handling the transaction, relevant securities operation organs and their issuing spots for public reference.

Article Nineteen Should the company consider it necessary to disclose certain major events via mass media, it shall report to Securities Regulatory Commission the means and contents of its disclosure before publicizing such major event. Should the Securities Regulatory Commission can make requirements for the time, means and contents of disclosure as it considers necessary and the company shall disclose such according to the requirements of the Securities Regulatory Commission.

Chapter Five Temporary Report – Announcement on Company Purchase

Article Twenty Should any cases concerning shareholding in Article 47 of the rules happen to the legal entities, relevant information shall be published on at least one national newspapers designated by the Securities Regulatory Commission in the format and the form provided in the standards formulated by Securities Regulatory Commission.

Article Twenty-one Should any cases concerning shareholding in Article 48 of the rules happen to the legal entities, apart from making such reports according to provisions in the said rule, an Announcement on Purchase shall be issued to all shareholders within 45 days since the occurrence of such event. An Announcement on Purchase of not more than 5000 words shall be published on at least one national newspapers designated by the Securities Regulatory Commission and the legal entity shall submit 10 copies to Securities Regulatory Commission for file and display the said announcement at issuer's company address, securities exchange handling the transaction, relevant securities operation organs and their issuing spots for public reference.

Article Twenty-two The Announcement on Purchase shall include (but not limited to) the following issues:

(1) Name, address and ownership nature of the purchaser and its agent;
(2) A list and brief of directors, supervisors, senior management staff other purchaser; in case of the purchaser being non-stock company limited, information concerning the competent authority, major management staff and major subordinates and affiliates;
(3) The quantity of stocks of the purchaser and of the company to be purchased held by the directors, supervisors and senior management staff of the purchaser and its affiliates.

(4) A list and brief of the shareholders holding over 5% of the purchaser's stocks and the top ten shareholders;
(5) Price of purchase, payment means, schedule (no less than 20 working days) and explanations;
(6) The quantity of stocks considered to purchase by the purchaser (the quantity considered plus the quantity already held should be no less than 50% of the external common stocks of the company to be purchased.);
(7) The rights and obligations of the shareholders of the purchaser and of the company to be purchased;
(8) The assets and liabilities, loss and profit brief and stock right structure of the purchaser for the past 3 years;
(9) Specifics of other purchases by the purchaser in the past 12 months;
(10) The purchaser's plan for continued operation of the company to be purchased;
(11) The purchaser's plan for assets restructuring of the company to be purchased;
(12) The purchaser's plan for staff arrangement of the company to be purchased;
(13) Assets re-appraisal of the company to be purchased and its explanation;
(14) After purchase, the Articles of the Association and relevant internal rules of the new company formed by the purchaser or by the purchaser and the company purchased;
(15) After purchase, the liability status of the new company formed by the purchaser or by the purchaser and the company purchased, e.g. its guarantee on loan, mortgage and liabilities for its relevant companies;
(16) Major contracts presently held by the purchaser and the company to be purchased and their explanations;
(17) After purchase, the development plan and the profit estimation in the coming accounting year of the new company formed by the purchaser or by the purchaser and the company purchased;
(18) Other issues required to be specified by the Securities Regulatory Commission.

Chapter Six Disclosure of other Information

Article Twenty-three Should any cases in Article 61 of the rules occur, the listed company shall clarify such in at least the same range and report the whole thing to Securities Regulatory Commission and securities exchange which conducts the transaction without delay.

Chapter Seven Management of Information Issues

Article Twenty-four The company shall assign specific personnel to be responsible for information disclosure, including coordinating with Securities Regulatory Commission, relevant securities operation organs and mass media organizations and answering questions raised by the public. The persons in charge of

information disclosure shall report in writing to Securities Regulatory Commission their names, address, postal code, office telephone number, fax number, etc.

Article Twenty-five Apart from disclosing information to the public according to the provisions of this Detailed Rules, the company shall also abide by the provisions concerning information disclosure formulated by securities exchange handling the transaction.

Article Twenty-six The company shall abide by provisions in Article 63 of the Rules and select at least one national newspaper designed by Securities Regulatory Commission for information disclosure. No other organizations or individuals shall intervene.

Apart from disclosing information on national newspaper designated by Securities Regulatory Commission, the company can also disclose information on other newspapers and periodicals if necessary, provided that:

(1) The disclosure on the designated newspaper must not be later than that on non-designated newspapers or periodicals;
(2) The wording concerning the same information disclosed on different newspapers must be identical.

Article Twenty-seven Should the documents for information disclosure be translated into English, the English translation shall be published on at least one English newspaper designated by Securities Regulatory Commission.

Chapter Eight Supplementary Articles

Article Twenty-eight Should any individuals or organizations violate the provisions herein, relevant provisions in Chapter Seven of the Rules shall prevail.

Article Twenty-nine This Detained Rules shall be interpreted by Securities Regulatory Commission.

Article Thirty Should there be any discrepancies between local regulations and this Detailed Rules, this Detailed Rules shall prevail.

Article Thirty-one This Detailed Rules shall take effect upon publicizing.

禁止证券欺诈行为暂行办法

1993年9月2日，证券委

第一条　为禁止证券欺诈行为，维护证券市场秩序，保护投资者的合法权益和社会公共利益，制定本办法。

第二条　本办法所称证券欺诈行为包括证券发行、交易及相关活动中的内幕交易、操纵市场、欺诈客户、虚假陈述等行为。

第三条　禁止任何单位或者个人以获取利益或者减少损失为目的，利用内幕信息进行证券发行、交易活动。

第四条　本办法所称内幕交易包括下列行为：

（一）内幕人员利用内幕信息买卖证券或者根据内幕信息建议他人买卖证券；

（二）内幕人员向他人泄露内幕信息，使他人利用该信息进行内幕交易；

（三）非内幕人员通过不正当的手段或者其他途径获得内幕信息，并根据该信息买卖证券或者建议他人买卖证券；

（四）其他内幕交易行为。

第五条　本办法所称内幕信息是指为内幕人员所知悉的、尚未公开的和可能影响证券市场价格的重大信息。

前款所称重大信息包括：

（一）证券发行人（以下简称“发行人”）订立重要合同，该合同可能对公司的资产、负债、权益和经营成果中的一项或者多项产生显著影响；

（二）发行人的经营政策或者经营范围发生重大变化；

（三）发行人发生重大的投资行为或者购置金额较大的长期资产的行为；

（四）发行人发生重大债务；

（五）发行人未能归还到期重大债务的违约情况；

（六）发行人发生重大经营性或者非经营性亏损；

（七）发行人资产遭受重大损失；

（八）发行人的生产经营环境发生重大变化；

（九）可能对证券市场价格有显著影响的国家政策变化；

（十）发行人的董事长、三分之一以上的董事或者总经理发生变动；

（十一）持有发行人百分之五以上的发行在外的普通股的股东，其持有该种股票的增减变化每达到该种股票发行在外总额的百分之二以上的事实。

（十二）发行人的分红派息、增资扩股计划；

（十三）涉及发行人的重大诉讼事项；

（十四）发行人进入破产、清算状态；

（十五）发行人章程、注册资本和注册地址的变更；

（十六）因发行人无支付能力而发生相当于被退票人流动资金的百分之五以上的大额银行退票；

（十七）发行人更换为其审计的会计师事务所；

（十八）发行人债务担保的重大变更；

（十九）股票的二次发行；

（二十）发行人营业用主要资产的抵押、出售或者报废一次超过该资产的百分之三十；

（二十一）发行人的董事、监事或者高级管理人员的行为可能依法负有重大损害赔偿责任；

（二十二）发行人的股东大会、董事会或者监事会的决定被依法撤销；

（二十三）证券监管部门作出禁止发行人有控股权的大股东转让其股份的决定；

（二十四）发行人的收购或者兼并；

（二十五）发行人的合并或者分立；

（二十六）其他重大信息。

内幕信息不包括运用公开的信息和资料，对证券市场作出的预测和分析。

第六条　本办法所称内幕人员是指由于持有发行人的证券，或者在发行人或者与发行人有密切联系的公司中担任董事、监事、高级管理人员，或者由于其会员地位、管理地位、监督地位和职业地位，或者作为雇员、专业顾问履行职务，能够接触或者获得内幕信息的人员，包括：

（一）发行人的董事、监事、高级管理人员、秘书、打字员，以及其他可以通

过履行职务接触或者获得内幕信息的职员；

（二）发行人聘请的律师、会计师、资产评估人员、投资顾问等专业人员，证券经营机构的管理人员、业务人员，以及其他因其业务可能接触或者获得内幕信息的人员；

（三）根据法律、法规的规定对发行人可以行使一定管理权或者监督权的人员，包括证券监督部门和证券交易场所的工作人员，发行人的主管部门和审批机关的工作人员，以及工商、税务等有关经济管理机关的工作人员等；

（四）由于本人的职业地位、与发行人的合同关系或者工作联系，有可能接触或者获得内幕信息的人员，包括新闻记者、报刊编辑、电台主持人以及编排印刷人员等；

（五）其他可能通过合法途径接触到内幕信息的人员。

第七条　禁止任何单位或者个人以获取利益或者减少损失为目的，利用其资金、信息等优势或者滥用职权操纵市场，影响证券市场价格，制造证券市场假象，诱导或者致使投资者在不了解事实真相的情况下作出证券投资决定，扰乱证券市场秩序。

第八条　前条所称操纵市场行为包括：

（一）通过合谋或者集中资金操纵证券市场价格；

（二）以散布谣言等手段影响证券发行、交易；

（三）为制造证券的虚假价格，与他人串通，进行不转移证券所有权的虚买虚卖；

（四）出售或者要约出售其并不持有的证券，扰乱证券市场秩序；

（五）以抬高或者压低证券交易价格为目的，连续交易某种证券；

（六）利用职务便得，人为地压低或者抬高证券价格；

（七）其他操纵市场的行为。

第九条　禁止任何单位或者个人在证券发行、交易及其相关活动中欺诈客户。

第十条　前条所称欺诈客户行为包括：

（一）证券经营机构将自营业务和代理业务混合操作；

（二）证券经营机构违背代理人的指令为其买卖证券；

（三）证券经营机构不按国家有关法规和证券交易场所业务规则的规定处理证券买卖委托；

（四）证券经营机构不在规定时间内向被代理人提供证券买卖书面确认文件；

（五）证券登记、清算机构不按国家有关法规和本机构业务规则的规定办理清算、交割、过户、登记手续；

（六）证券登记、清算机构擅自将顾客委托保管的证券用作抵押；

（七）证券经营机构以多获取佣金为目的，诱导顾客进行不必要的证券买卖，或者在客户的帐户上翻炒证券；

（八）发行人或者发行代理人将证券出售给投资者时未向其提供招募说明书；

（九）证券经营机构保证客户的交易收益或者允诺赔偿客户的投资损失；

（十）其他违背客户真实意志，损害客户利益的行为。

第十一条　禁止任何单位或者个人对证券发行、交易及其相关活动的事实、性质、前景、法律等事项作出不实、严重误导或者含有重大遗漏的、任何形式的虚假陈述或者诱导、致使投资者在不了解事实真相的情况下作出证券投资决定。

第十二条　前条所称虚假陈述行为包括：

（一）发行人、证券经营机构在招募说明书、上市公告书、公司报告及其他文件中作出虚假陈述；

（二）律师事务所、会计师事务所、资产评估机构等专业性证券服务机构在其出具的法律意见书、审计报告、资产评估报告及参与制作的其他文件中作出虚假陈述；

（三）证券交易场所、证券业协会或者其他证券业自律性组织作出对证券市场产生影响的虚假陈述；

（四）发行人、证券经营机构、专业性证券服务机构、证券业自律性组织在向证券监管部门提交的各种文件、报告和说明中作出虚假陈述；

（五）在证券发行、交易及其相关活动中的其他虚假陈述。

第十三条　内幕人员和以不正当手段或者其他途径获得内幕信息的其他人员违反本办法，泄露内幕信息、根据内幕信息买卖证券或者建议他人买卖证券的，根据不同情况，没收非法获取的款项和其他非法所得，并处五万元以上五十万元以下的

罚款。

内幕人员泄露内幕信息，除按前款的规定予以处罚外，还应当依据国家其他有关规定追究其责任。

第十四条　发行人在发行证券中有内幕交易行为的，根据不同情况，单处或者并处警告、责令退还非法所筹款项、没收非法所得、罚款、停止或者取消其发行证券资格。

第十五条　证券经营机构、证券交易场所以及其他从事证券业的机构有操纵市场行为的，根据不同情况，单处或者并处警告、没收非法所得、罚款、限制或者暂停其（指证券经营机构，下同）证券经营业务、其（指证券交易场所及其他从事证券业的机构，下同）从事证券业务或者撤销其证券经营业务许可、其从事证券业务许可。

第十六条　前条所列以外的机构有操纵市场行为的，根据不同情况，单处或者并处警告、没收非法所得、罚款；已上市的发行人有操纵市场行为，情节严重的，并可以暂停或者取消其上市资格。

第十七条　个人有操纵市场行为的，根据不同情况，没收其非法获取的款项和其他非法所得，并处以五万元以上五十万元以下的罚款。

第十八条　证券经营机构、证券登记或者清算机构以及其他各类从事证券业的机构有本办法第十条所列行为的，根据不同情况，单处或者并处警告、没收非法所得、罚款、限制或者暂停经营证券业务、其从事证券业务或者撤销其证券经营业务许可、其从事证券业务的许可。

第十九条　证券经营机构、证券登记或者清算机构以及其他各类从事证券业机构有欺诈客户行为的直接责任人，根据不同情况，单处或者并处警告、三万元以上三十万元以下的罚款、撤销其证券经营业务许可、其从事证券业务许可。

第二十条　证券经营机构、专业性证券服务机构有本办法第十二条所列行为的，根据不同情况，单处或者并处警告、没收非法所得、罚款、暂停其证券经营业务、其从事证券业务或者撤销其证券经营业务许可、其从事证券业务许可。

证券交易场所、证券业协会和其他证券业自律性组织有虚假陈述行为的，按照有关规定处罚。

第二十一条　发行人有本办法第十二条所列虚假陈述行为的，根据不同情况，单处或者并处警告、责令退还非法所筹资金、没收非法所得、罚款、暂停或者取消其发行、上市资格。

第二十二条　对与虚假陈述有关的直接责任人员，根据不同情况，单处或者并处警告、没收非法所得、三万元以上三十万元以下的罚款、撤销其从事证券业务的许可或者资格。

第二十三条　实施欺诈客户行为，给投资者造成损失的，应当依法承担赔偿责任。

第二十四条　对违反本办法的单位和个人，中国证券监督管理委员会（以下简称“证监会”）有权进行调查或者会同国家有关部门进行调查；重大案件由国务院证券委员会（以下简称“证券委”）组织调查。

第二十五条　对经调查证明确有违反本办法行为的单位和个人，证监会有权单独实施处罚或者会同国家有关部门实施处罚。证券委指定其他机构处罚的，受指定的机构也可以在职权范围内实施处罚。

多个机构对违反本办法的同一种行为享有处罚权的，实施处罚时应当相互协商，不得以同一事实和理由重复实施处罚。

第二十六条　对违反本办法的证券管理、监督人员，除依照本办法予以处罚外，证监会有权要求或者建议有关部门依法追究其行政、刑事责任。

第二十七条　社会公众举报证券欺诈行为以及其他证券违法行为，经查证属实的，对举报人给予奖励。

第二十八条　本办法由证券委负责解释。

第二十九条　本办法自公布之日起施行。

Translation

Provisional Measures for Prohibiting Securities Fraud

By Securities Commission,
September 2, 1993

Article One This provisional measures is hereby formulated in order to prohibit securities fraud, safeguard the order of the securities market and protect the legal rights and interests of investors and public interests.

Article Two The securities fraud indicated herein includes the lowdown transaction involved in securities issuance, transaction and other related activities, as well as any actions aimed at manipulating the market, cheating the customers and any false statements.

Article Three Any institution or individual is prohibited to engage in securities issuance and transaction by utilizing lowdown information for institutional or individual profits or for reducing loss.

Article Four The lowdown transaction referred to herein includes the following activities:

(1) The lowdown personnel are engaged in securities transaction or provide others advice related to securities transaction by using lowdown information.
(2) The lowdown personnel disclose lowdown information to others or enable others to carry on lowdown transaction by using such information.
(3) Non-lowdown personnel acquire lowdown information by wrongful or other means and engage in securities transaction or advice others in securities transaction by using such information.
(4) Other activities of lowdown transaction.

Article Five The lowdown information referred to herein means the significant information that is known by the lowdown personnel, yet not publicized and may influence the prices in securities market.

The significant information herein includes the following:

(1) Important contracts signed by the securities issuer (hereinafter referred to as "issuer"); such contracts may have significant influence on the assets, liabilities, rights and interests and operation results of the company.
(2) The operation policies or business scope of the issuer have undergone major changes.
(3) The issuer has made major investments or purchased long-term assets in large amounts.

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(4) The issuer has gone under major liabilities.
(5) The issuer fails to pay back major liabilities.
(6) The issuer suffers from major business or non-business losses.
(7) The assets of the issuer suffer from major losses.
(8) The production and business environment of the issuer has undergone major changes.
(9) State policies which may have a major impact on the prices in securities market have undergone changes.
(10) The Chairman of the Board, over 1/3 of the directors or General Manager of the issuer have undergone changes.
(11) The fluctuation of shares by common shareholders who hold over 5% of the external shares of the issuer has reached 2% of the total external shares issued.
(12) The dividend distribution and assets increase plan by the issuer.
(13) Major litigations involving the issuer.
(14) The issuer has gone into bankruptcy or liquidation.
(15) The alteration in the issuer's Articles of Association, registered capital and registered address.
(16) Due to the issuer's insolvency, the dishonored bills from the bank have amounted to over 5% of its current capital.
(17) The issuer has altered the certified public accountants firm which performs auditing for the issuer.
(18) The liability guarantee of the issuer has undergone major changes.
(19) The re-issuance of the shares.
(20) The one-time mortgage, sale or discard of the issuer's major business assets has surpassed the 30% of such assets.
(21) The directors, supervisors or senior administrative officials of the issuer may bear major compensation liabilities.
(22) The decisions by the Shareholders' Meeting, Board of Directors or Supervisors of the issuer have been discharged.
(23) Securities regulatory authority has issued a decision on prohibiting the major shareholders of issuer from transferring its shares.
(24) The acquisition or merger of the issuer.
(25) The consolidation or division of the issuer.
(26) Other significant information

The lowdown information does not include the forecast and analysis of the securities market based on publicized information.

Article Six The lowdown personnel referred to herein means those who have access to lowdown information by holding the securities issued by the issuer, or by being the directors, supervisors and senior administrative officials in the issuer or any companies closely related to the issuer, or by their membership positions, administrative positions, supervision positions and occupational positions, or by

performing their duties as employees or specialist consultants, including:

(1) The directors, supervisors, senior administrative officials, secretary, typist of the issuer and other employees who can have access to lowdown information by performing their duties.
(2) The lawyers, accountants, assets appraisers, investment consultants and other specialists employed by the issuer, the administrative officials and employees of the securities operation institutions, and other people who may have access to lowdown information by performing their duties.
(3) Those who can exercise certain administrative or supervision power over the issuer according to provisions in laws and regulations, including the employees of securities regulatory authority and securities exchange institutions, the employees of issuer's competent authority and examining and approving authority, as well as the employees of industry and commerce authority and economic administrative authority.
(4) Those who may have access to lowdown information because of their occupation, contractual relation with the issuer or working relations, including news reports, periodical editors, radio anchors, printing and typeset personnel, etc.
(5) Other people who may have access to lowdown information through legal means.

Article Seven Any institution or individual is prohibited to manipulate the market, affect the prices in securities market, create false image of securities market, induce investors' investment decision without knowledge of the truth and disturb the order of securities market by using its capital and information advantage or by misuse of its authority for the purpose of gaining profit or decreasing losses.

Article Eight The foregoing activities of manipulating the market include:
(1) manipulating the prices in securities market through conspiracy or concentration of capital;
(2) affecting the issuance and transaction of securities by demagoguery;
(3) conspiring with others in false transaction without transferring the ownership of the securities so as to falsify the prices of securities,
(4) selling or planning to sell securities not actually held so as to disturb the order of securities market;
(5) successively transacting a certain kind of securities so as to raise or discourage the transaction price of the securities;
(6) intentionally discouraging or raising the price of securities by taking advantage of one's position;
(7) other activities that can manipulate the market.

Article Nine Any institution or individual is prohibited to cheat the customers in securities issuance, transaction and other related activities.

Article Ten The foregoing activities that cheat the customers include:

(1) The securities operation institution mixes its own business with agency business.
(2) The securities operation institution disobeys the agent's instruction in doing securities transactions.
(3) The securities operation institution fails to handle securities transaction attorney according to provisions in relevant state laws and securities transaction business rules.
(4) The securities operation institution fails to provide the principal with written confirmation documents of securities transaction within the time prescribed.
(5) The securities registration and liquidation institution fails to handle liquidation, completion, transference and registration procedures according to provisions in relevant state laws and securities transaction business rules.
(6) The securities registration and liquidation institution mortgages the customers' securities kept in its custody without authorization.
(7) For the purpose of gaining more commission, the securities operation institution induces the customer to carry out unnecessary transactions or carries out repeated transactions on the customers' account.
(8) The issuer or issuer's agent fails to provide the investors with subscribing notes on selling the securities.
(9) The securities operation institution guarantees the customers' transaction proceeds or promises to compensate customers for investment losses.
(10) Other activities that go against the customers' true intention and that can harm the customers' rights and interests.

Article Eleven Any institution or individual is prohibited to make any false statement or inducement containing wrong or misleading information or with major information omission concerning the facts, nature, future and legal matters of securities issuance, transaction and other related activities, which can lead to the investors' making decisions without knowing the facts.

Article Twelve The foregoing false statements include:

(1) The false statements made by the issuer and securities operation institution in Explanation of Raising Share Capital, listing announcements, company reports and other documents.
(2) The false statements made by law firms, certified public accountants firms, assets appraisal institutions and other specialized securities service institutions in their legal opinion, auditing reports, assets appraisal reports and other documents.
(3) The false statements made by securities transaction places, securities association and other securities self-disciplinary organizations and which may influence the securities market.
(4) The false statements made by the issuer, securities operation institution,

specialized securities service institution and securities self-disciplinary organizations in the documents, reports and notes submitted to securities regulatory authority.

(5) Other false statements involved in securities issuance, transaction and other related activities.

Article Thirteen Should any lowdown personnel and other people who have obtained lowdown information by wrongful or other means violate the provisions herein by disclosing lowdown information, buying and selling securities or advising others in buying and selling securities according to lowdown information, based on different situations, their illegal gains shall be confiscated and they shall be liable for a fine from RMB50,000 to RMB500,000.

Notwithstanding the above punishment, should any lowdown personnel disclose lowdown information, they shall also be held punishable for their liabilities according to other provisions of the state.

Article Fourteen Should the issuer conduct any act of lowdown transactions, as the case may be, it is subject to any or all of the following: warning, being charged to return illegal revenue, its illegal revenue being confiscated, penalty fine, suspension or termination of its qualifications of issuing securities.

Article Fifteen Should the securities operation institution, securities exchange, and any other institutions engaged in securities business conduct any act of manipulating the market, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated, penalty fine, restriction or suspension or termination of its (i.e. securities operation institution) license for securities operation, or its (i.e. securities exchange and other institutions engaged in securities business) license for securities business.

Article Sixteen Should the institutions other than those named in the above article conduct any act of manipulating the market, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated and penalty fine; should any listed issuer conduct any act of manipulating the market and should the case be severe, it is subject to suspension or termination of its qualification as a listed company.

Article Seventeen Should any individual conduct any act of manipulating the market, as the case may be, he is subject to any or all of the following: warning, his illegal revenue and other illegal income being confiscated, and a penalty fine from RMB50,000 yuan to RMB500,000 yuan.

Article Eighteen Should the securities operation institution, securities registration or liquidation institution or any other institution engaged in securities business

conduct any act specified in Article Ten of this measure, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated and penalty fine, restriction or suspension of its securities operation or securities business, or termination of its license for conducting securities operation business or securities business.

Article Nineteen Should the securities operation institution, securities registration or liquidation institution or any other institution engaged in securities business be the one direct responsible for any act of fraud on the customers, as the case may be, it is subject to any or all of the following: warning, penalty fine from RMB30,000 yuan to RMB300,000 yuan, termination of its license for securities operation business or securities business.

Article Twenty Should the securities operation institution, specialized securities service institution conduct any act specified in Article Twelve herein, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated, penalty fine, suspension of its securities operation business or its securities business and termination of its license for securities operation business and securities business.

Should the securities exchange, securities association and other securities self-disciplinary organization conduct any act of false statement, penalties in relevant regulations shall be applied.

Article Twenty-one Should the issuer conduct any act of false statement specified in Article Twelve herein, as the case may be, it is subject to any or all of the following: warning, being charged to return its illegal revenue, its illegal revenue being confiscated, penalty fine, suspension or termination of its qualification for issuing securities or its qualification as listed company.

Article Twenty-two Those directly responsible for false statement shall, as the case may be, be subject to any or all of the following: warning, illegal revenue being confiscated, penalty fine from RMB30,000 yuan to RMB300,000 yuan, termination of their license or qualification for securities business.

Article Twenty-three Those who conduct any act of fraud on the customers and have incurred damage shall bear compensation liability according to law.

Article Twenty-four As for the institutions or individuals who have breached provisions herein, China Securities Regulatory Commission (hereinafter referred to as "Securities Regulatory Commission") shall have be entitled to carry out investigation by itself or with relevant state authorities; major cases shall be under the investigation of Securities Commission of the State Council (hereinafter referred to as "Securities Commission").

Article Twenty-five Through investigation, should any institution or individual be confirmed to have breached provisions herein, the Securities Regulatory Commission shall be entitled to execute penalty by itself or together with relevant state authorities. Should the Securities Commission designate other authorities to conduct the penalty, the designated authority may conduct the penalty within its power and function.

Should more than one authority be entitled to conduct penalty over the same act that breaches provisions herein, they shall consult with each other to prevent repeated penalty on the same case and for the same reason.

Article Twenty-six As for the securities administrative or supervision personnel, besides the penalty provided in this measure, the Securities Regulatory Commission shall be entitled to demand or advise relevant authority to hold them for administrative and criminal liabilities.

Article Twenty-seven Should the public disclose any act of securities fraud and other illegal act concerning securities, once the case is confirmed, the prosecutor shall be entitled to rewards.

Article Twenty-eight This document shall be interpreted by the Securities Commission.

Article Twenty-nine This document shall take effect upon its publication.

国务院关于股份有限公司境内上市外资股的规定

中华人民共和国国务院令第189号

《国务院关于股份有限公司境内上市外资股的规定》已经1995年11月2日 国务院第三十七次常务会议通过，现予发布施行。

总理 李 鹏

1995年12月25日

第一条 为了规范股份有限公司境内上市外资股的发行及交易，保护投资人的合法权益，根据《中华人民共和国公司法》（以下简称《公司法》）的有关规定，制定本规定。

第二条 经国务院证券委员会批准，股份有限公司（以下简称公司）可以发行境内上市外资股；但是，拟发行境内上市外资股的面值总额超过3000万美元的，国务院证券委员会应当报国务院批准。

前款所称公司发行境内上市外资股，包括以募集方式设立公司发行境内上市外资股和公司增加资本发行境内上市外资股。

国务院证券委员会批准发行境内上市外资股的总额应当控制在国家确定的总规模之内。

第三条 公司发行的境内上市外资股，采取记名股票形式，以人民币标明面值，以外币认购、买卖，在境内证券交易所上市交易。

发行境内上市外资股的公司向境内投资人发行的股份（以下简称内资股），采取记名股票形式。

第四条 境内上市外资股投资人限于：

（一）外国的自然人、法人和其他组织；

（二）中国香港、澳门、台湾地区的自然人、法人和其他组织；

（三）定居在国外的中国公民；

（四）国务院证券委员会规定的境内上市外资股其他投资人。

境内上市外资股投资人认购、买卖境内上市外资股，应当提供证明其投资人身份和资格的有效文件。

第五条 持有同一种类股份的境内上市外资股股东与内资股股东，依照《公司法》享有同等权利和履行同等义务。

公司可以在其公司章程中对股东行使权利和履行义务的特殊事宜，作出具体规定 。

第六条 公司章程对公司及其股东、董事、监事、经理和其他高级管理人员具有约束力。

公司的董事、监事、经理和其他高级管理人员对公司负有诚信和勤勉的义务。

本条第一款、第二款所称其他高级管理人员包括公司财务负责人、董事会秘书和公司章程规定的其他人员。

第七条 国务院证券委员会及其监督管理执行机构中国证券监督管理委员会（以下简称中国证监会），依照法律、行政法规的规定，对境内上市外资股的发行、交易及相关活动实施管理和监督。

第八条 以募集方式设立公司，申请发行境内上市外资股的，应当符合下列条件 ：

（一）所筹资金用途符合国家产业政策；

（二）符合国家有关固定资产投资立项的规定；

（三）符合国家有关利用外资的规定；

（四）发起人认购的股本总额不少于公司拟发行股本总额的百分之三十五；

（五）发起人出资总额不少于1.5亿元人民币；

（六）拟向社会发行的股份达公司股份总数的百分之二十五以上；拟发行的股本总额超过4亿元人民币的，其拟向社会发行股份的比例达百分之十五以上；

（七）改组设立公司的原有企业或者作为公司主要发起人的国有企业，在最近3年内没有重大违法行为；

（八）改组设立公司的原有企业或者作为公司主要发起人的国有企业，最近3年连续盈利；

（九）国务院证券委员会规定的其他条件。

第九条 公司增加资本，申请发行境内上市外资股的，除应当符合本规定第八条第（一）、（二）、（三）项的规定外，还应当符合下列条件：

（一）公司前一次发行的股份已经募足，所得资金的用途与募股时确定的用途相符，并且资金使用效益良好；

（二）公司净资产总值不低于1.5亿元人民币；

（三）公司从前一次发行股票到本次申请期间没有重大违法行为；

（四）公司最近3年连续盈利；原有企业改组或者国有企业作为主要发起人设立的公司，可以连续计算；

（五）国务院证券委员会规定的其他条件。

以发起方式设立的公司首次增加资本，申请发行境内上市外资股的，还应当符合本规定第八条第（六）项的规定。

第十条 申请发行境内上市外资股，按照下列程序办理：

（一）发起人或者公司向省、自治区、直辖市人民政府或者国务院有关企业主管部门提出申请，由省、自治区、直辖市人民政府或者国务院有关企业主管部门向国务院证券委员会推荐；

（二）国务院证券委员会会商国务院有关部门选定可以发行境内上市外资股的公司；

（三）被选定的公司将本规定第十一条、第十二条所列文件提交中国证监会审核 ；

（四）经中国证监会审核符合条件的，报经国务院证券委员会批准或者依照本规定第二条第一款的规定经国务院批准后，公司方可发行境内上市外资股。

第十一条 以募集方式设立公司，申请发行境内上市外资股的，应当向中国证监会报送下列文件：

（一）申请报告；

（二）发起人姓名或者名称，发起人认购的股份数、出资种类及验资证明；

（三）发起人会议同意公开发行境内上市外资股的决议；

（四）国务院授权的部门或者省、自治区、直辖市人民政府批准设立公司的文件；

（五）省、自治区、直辖市人民政府或者国务院有关企业主管部门的推荐文件；

（六）公司登记机关颁发的《企业名称预先核准通知书》；

（七）公司章程草案；

（八）招股说明书；

（九）资金运用的可行性报告；所筹资金用于固定资产投资项目需要立项审批的，还应当提供有关部门同意固定资产投资立项的批准文件；

（十）经注册会计师及其所在事务所审计的原有企业或者作为公司主要发起人的国有企业最近3年的财务报告和有2名以上注册会计师及其所在事务所签字、盖章的审计报告；

（十一）经2名以上专业评估人员及其所在机构签字、盖章的资产评估报告；涉及国有资产的，还应当提供国有资产管理部门出具的确认文件及国有股权的批准文件；

（十二）经2名以上律师及其所在事务所就有关事项签字、盖章的法律意见书；

（十三）股票发行承销方案和承销协议；

（十四）中国证监会要求提供的其他文件。

第十二条 公司增加资本，申请发行境内上市外资股的，应当向中国证监会报送下列文件：

（一）申请报告；

（二）股东大会同意公开发行境内上市外资股的决议；

（三）国务院授权的部门或者省、自治区、直辖市人民政府同意增资发行新股的文件；

（四）省、自治区、直辖市人民政府或者国务院有关企业主管部门的推荐文件；

（五）公司登记机关颁发的公司营业执照；

（六）公司章程；

（七）招股说明书；

（八）资金运用的可行性报告；所筹资金用于固定资产投资项目需要立项审批

的，还应当提供有关部门同意固定资产投资立项的批准文件；

（九）经注册会计师及其所在事务所审计的公司最近3年的财务报告和有2名以上注册会计师及其所在事务所签字、盖章的审计报告；

（十）经2名以上律师及其所在事务所就有关事项签字、盖章的法律意见书；

（十一）股票发行承销方案和承销协议；

（十二）中国证监会要求提供的其他文件。

第十三条 公司发行境内上市外资股与发行内资股的间隔时间可以少于12个月。

第十四条 公司应当聘用符合国家规定的注册会计师及其所在事务所，对其财务报告进行审计或者复核。

第十五条 公司应当按照国家有关规定进行会计核算和编制财务报告。

公司向境内上市外资股投资人披露的财务报告，按照其他国家或者地区的会计准则进行相应调整的，应当对有关差异作出说明。

第十六条 发行境内上市外资股的公司应当依法向社会公众披露信息，并在其公司章程中对信息披露的地点、方式等事宜作出具体规定。

第十七条 发行境内上市外资股的公司的信息披露文件，以中文制作；需要提供外文译本的，应当提供一种通用的外国语言文本。中文文本、外文文本发生歧义时，以中文文本为准。

第十八条 公司发行境内上市外资股，应当委托中国人民银行依法批准设立并经中国证监会认可的境内证券经营机构作为主承销商或者主承销商之一。

第十九条 发行境内上市外资股的公司，应当在具有经营外汇业务资格的境内银行开立外汇帐户。公司开立外汇帐户应当按照国家有关外汇管理的规定办理。

承销境内上市外资股的主承销商应当在承销协议约定的期限内，将所筹款项划入发行境内上市外资股的公司的外汇帐户。

第二十条 境内上市外资股股票的代理买卖业务，应当由中国人民银行依法批准设立并经中国证监会认可的证券经营机构办理。

第二十一条 境内上市外资股股东可以委托代理人代为行使其股东权利；代理人代行股东权利时，应当提供证明其代理资格的有效文件。

第二十二条 境内上市外资股的权益拥有人，可以将其股份登记在名义持有人名

下。

境内上市外资股的权益拥有人应当依法披露其持股变动信息。

第二十三条 境内上市外资股的交易、保管、清算交割、过户和登记，应当遵守法律、行政法规以及国务院证券委员会的有关规定。

第二十四条 经国务院证券委员会批准，境内上市外资股或者其派生形式可以在境外流通转让。

前款所称派生形式，是指股票的认股权凭证和境外存股凭证。

第二十五条 公司向境内上市外资股股东支付股利及其他款项，以人民币计价和宣布，以外币支付。公司所筹集的外币资本金的管理和公司支付股利及其他款项所需的外币，按照国家有关外汇管理的规定办理。

公司章程规定由其他机构代为兑换外币并付给股东的，可以按照公司章程的规定办理。

第二十六条 境内上市外资股的股利和其他收益依法纳税后，可以汇出境外。

第二十七条 国务院证券委员会可以根据本规定制定实施细则。

第二十八条 本规定自发布之日起施行。中国人民银行、上海市人民政府1991年11月22日发布的《上海市人民币特种股票管理办法》，中国人民银行、深圳市人民政府1991年12月5日发布的《深圳市人民币特种股票管理暂行办法》同时废止。

State Council, Listing of Foreign Investment Shares Inside China by a Company Limited by Shares Provisions

Ref no: 189/1995.12.25

(Passed by the State Council on 2 November 1995, promulgated on and effecitve as of 25 December 1995.)

Article 1: These Provisions are formulated in accordance with relevant stipulations of the *PRC, Company Law* (hereafter, "the Company Law" in order to govern the issue and trading of foreign investment shares listed inside China by companies limited by shares, and to protect the lawful rights and interests of investors.

Article 2: Subject to the approval of the State Council Securities Commission, a company limited by shares (hereafter "a Company" may issue foreign investment shares to be listed inside China. However, where the total par value of the proposed issue of foreign investment shares to be listed inside China exceeds US$30 million, the State Council Securities Commission shall report to the State Council for approval.

For the purposes of the preceding paragraph, an issue of foreign investment shares to be listed inside China by a Company shall include the issue of foreign investment shares to be listed inside China for the establishment of a Company by means of a share offer and the issue of foreign investment shares to be listed inside China by a Company that increases its capital.

The total amount of foreign investment shares listed inside China that the State Council Securities Commission permits to be issued shall be kept within the total volume determined by the State.

Article 3: The foreign investment shares listed inside China that are issued by a Company shall be registered shares, denominated in *Renminbi*, subscribed for, bought and sold in a foreign currency, and listed and traded on securities exchanges inside China.

The shares issued to investors inside China (hereafter, "Domestic Investment Shares" by a Company that issues foreign investment shares listed inside China shall be registered shares.

Article 4: Investors in foreign investment shares listed inside China shall only include:

1. foreign natural persons, legal persons and other organizations;

2. natural persons, legal persons and other organizations from China Hong Kong, Macao and Taiwan;
3. Chinese citizens that are residing abroad; and
4. such other investors in foreign investment shares listed inside China as specified by the State Council Securities Commission.

When an investor in foreign investment shares listed inside China buys, sells or subscribes for such shares, he shall provide valid documents in support of his status and qualifications as an investor.

Article 5: A shareholder holding foreign investment shares listed inside China shall enjoy equal rights and perform equal obligations as a shareholder holding the same type of Domestic Investment Shares shall do in accordance with the Company Law.

A Company may stipulate specific stipulations in its articles of association with respect to special matters concerning the exercise of rights and performance of obligations by a shareholder.

Article 6: The articles of association of a Company shall be binding on the Company and the Company's directors, supervisors, manager and other senior management personnel.

The directors, supervisors, manager and other senior management personnel of a Company shall have an obligation of showing good faith and diligence to the Company.

For the purposes of the first and second paragraphs hereof, the term "other senior management personnel" shall include a Company's person in charge of financial affairs, secretary to the board of directors and such other persons as specified in the Company's articles of association.

Article 7: The State Council Securities Commission and its supervision and administration enforcement organization, the China Securities Regulatory Commission (hereafter, "CSRC") shall administer and supervise the issue and trading of, as well as activities in connection with, foreign investment shares listed inside China in accordance with laws and administrative regulations.

Article 8: When applying for approval to issue foreign investment shares listed inside China for the establishment of a Company by means of a share offer, the following requirements shall be met:

1. the application of the proceeds raised is in line with State industrial policy;
2. the State's regulations concerning the approval of project proposals for fixed asset investment is complied with;
3. the State's regulations concerning the use of foreign investment is complied with;
4. the total share capital subscribed for by the sponsors is no less than 35% of the total share capital that the Company intends to issue;
5. the total amount of the sponsors' capital contributions is no less than *Rmb* 150 million;

6. the number of shares to be issued to the public accounts for more than 25% of the total number of shares of the Company; where the total share capital to be issued exceeds *Rmb* 400 million, the ratio of shares that the Company intends to issue to the public is more than 15%;
7. with respect to an existing enterprise restructured into a Company, or a State-owned enterprise acting as the main sponsor of a Company, it must not have committed any material illegal acts during the last three years;
8. with respect to an existing enterprise restructured into a Company, or a State-owned enterprise acting as the main sponsor of a Company, it must have profits for the last three consecutive years; and
9. such other requirements as specified by the State Council Securities Commission.

Article 9: Where a Company applies for approval to issue foreign investment shares listed inside China in order to increase its capital, it shall also comply with the following requirements in addition to Items (1), (2) and (3) of Article 8 hereof:

1. the shares in the last issue by the Company have been fully subscribed for, the application of the proceeds raised was in line with the purposes determined at the time of the share offer, and the application of the proceeds brought about good results;
2. the Company's total net asset value is not less than *Rmb* 150 million;
3. the Company has not committed any material illegal acts during the period between the last share issue and the current application;
4. the Company has profits for the last three consecutive years. A Company that was established by means of restructuring an existing enterprise or requiring a State-owned enterprise to act as the main sponsor can count its consecutive profits; and
5. such other requirements as specified by the State Council Securities Commission.

Where a Company established by means of sponsorship applies for approval to issue foreign investment shares to be listed inside China in order to increase its capital for the first time, it shall additionally comply with Item (6) of Article 8 hereof.

Article 10: Applications for approval to issue foreign investment shares to be listed inside China shall be handled according to the following procedures:

1. the sponsor or the Company submits an application to the People's Government of the province, autonomous region or centrally-governed municipality, or the relevant State Council department in charge of the enterprise, whereupon such government or

department makes a recommendation to the State Council Securities Commission;

2. the State Council Securities Commission, in consultation with the relevant departments of the State Council, selects the Company that may issue foreign investment shares to be listed inside China;

3. the selected Company submit the documents listed in Articles 11 and 12 hereof to the CSRC for examination; and

4. the Company may issue foreign investment shares to be listed inside China only after its requirements have been examined and approved by the CSRC and reported to the State Council Securities Commission for approval, or approved by the State Council pursuant to the first paragraph of Article 2 hereof

Article 11: When applying for approval to issue foreign investment shares to be listed inside China for the establishment of a Company by means of a share offer, the following documents shall be submitted to the CSRC:

1. an application;
2. the sponsor's name, number of shares subscribed for, type of capital contribution and capital verification report;
3. the resolution adopted at a sponsors' meeting on the consent to a public issue of foreign investment shares to be listed inside China;
4. the approval documents for the establishment of the Company issued by a department authorized by the State Council or issued by the People's Government of the province, autonomous region or centrally-governed municipality;
5. the recommendation documents of the People's Government of the province, autonomous region or centrally-governed municipality, or of the relevant State Council department in charge of the enterprise;
6. the "Notice of Pre-approval of Enterprise Name" issued by the company registry;
7. the draft articles of association of the Company;
8. the prospectus;
9. a feasibility study report on the application of funds; if the proceeds are to be used for a fixed asset investment project that requires examination and approval of the project proposal, the documents of relevant authorities on the approval of the proposal for the fixed asset investment project must be provided as well;
10. the financial reports of the original enterprise or the State-owned enterprise as the Company's main sponsor for the last three years, audited by a registered accountant and his firm, and an audit report signed and sealed by more than two registered accountants and their firms;
11. an asset appraisal report signed and sealed by more than two professional appraisers and their organizations; if State-owned assets

are involved, confirmation documents and approval documents on State-owned equity issued by the administration department of State-owned assets must be provided as well;

12. a legal opinion on relevant issues signed and sealed by more than two lawyers and their firms;

13. an underwriting proposal and underwriting agreement on the share issue; and

14. such other documents as required by the CSRC to be provided.

Article 12: Where a Company applies for approval to issue foreign investment shares to be listed inside China in order to increase its capital, it shall submit the following documents to the CSRC:

1. an application;
2. the resolution at a shareholders' general meeting on the consent to a public issue of foreign investment shares to be listed inside China;
3. the approval documents on the issue of new shares to increase capital issued by a department authorized by the State Council or issued by the People's Government of the province, autonomous region or centrally-governed municipality;
4. the recommendation documents of the People's Government of the province, autonomous region or centrally-governed municipality or of the relevant State Council department in charge of the enterprise;
5. the business license of the Company issued by the company registry;
6. the articles of association of the Company;
7. the prospectus:
8. a feasibility study report on the application of funds; if the proceeds are to be used for a fixed asset investment project that requires examination and approval of the project proposal, the documents of relevant authorities on the approval of the proposal for the fixed asset investment project must be provided as well;
9. the financial reports of the Company for the last three years, audited by a registered accountant and his firm, and an audit report signed and sealed by more than two registered accountants and their firms;
10. a legal opinion on relevant issues signed and sealed by more than two lawyers and their firms;
11. an underwriting proposal and underwriting agreement on the share issue; and
12. such other documents as required by the CSRC to be provided.

Article 13: The interval between a Company's issue of foreign investment shares to be listed inside China and issue of Domestic Investment Shares may be less than 12 months.

Article 14: A Company shall appoint registered accountants and their firms that comply with State regulations to audit or review its financial reports.

Article 15: A Company shall practice accounting and prepare financial reports in accordance with relevant State regulations.

Where corresponding changes are made to financial reports disclosed by a Company to investors in foreign investment shares listed inside China in accordance with the accounting rules of other countries or regions, an explanation of the relevant differences shall be given.

Article 16: A Company that issues foreign investment shares to be listed inside China shall disclose information to the public according to law and shall include specific provisions in its articles of association with respect to matters such as the place and method of information disclosure.

Article 17: Information disclosure documents of a Company that issues foreign investment shares to be listed inside China shall be prepared in Chinese. Where a foreign language translation version needs to be provided, a translation version of a foreign language in general use shall be provided. In the event of any discrepancy between the Chinese language version and the foreign language version, the Chinese language version shall prevail.

Article 18: To issue foreign investment shares to be listed inside China, a Company shall appoint, as its lead underwriter or one of its lead underwriters, a securities business organization inside China whose establishment was approved by the People's Bank of China according to law and which was authorized by the CSRC.

Article 19: A Company that issues foreign investment shares to be listed inside China shall open a foreign exchange account with a bank inside China that is qualified to engage in foreign exchange business. The opening of a foreign exchange account by a Company shall be handled in accordance with the relevant exchange control regulations of the State.

The lead underwriter for foreign investment shares to be listed inside China shall transfer the proceeds to the foreign exchange account of the Company that issued such shares within the time limit stipulated in the underwriting agreement.

Article 20: Sales and purchase of foreign investment shares listed inside China by an agent shall be carried out by securities business organizations whose establishment was approved by the People's Bank of China according to law and which were authorized by the CSRC.

Article 21: A shareholder of foreign investment shares listed inside China may entrust a proxy with exercising his shareholder's rights on his behalf. When exercising a shareholder's rights, a proxy shall provide valid documents attesting to his qualifications as a proxy.

Article 22: A beneficial owner of foreign investment shares listed inside China may register his shares under the name of a nominal holder.

The beneficial owner of foreign investment shares listed inside China shall disclose information about changes in his shareholding according to law.

Article 23: The trading, custody, clearing, settlement, transfer and registration of foreign investment shares listed inside China shall be carried out in accordance with the laws, administrative regulations and relevant stipulations of the State Council Securities Commission.

Article 24: Subject to the approval of the State Council Securities Commission, foreign investment shares listed inside China or their derivative forms may be circulated and transferred outside China.

For the purposes of the preceding paragraph, the term "derivative forms" shall mean share warrants and depository certificates of shares outside China.

Article 25: Dividends paid and other payments made by a Company to shareholders of foreign investment shares listed inside China shall be calculated and declared in *Renminbi* and paid in a foreign currency. Management of the foreign currency capital raised by a Company, and the foreign currency required by a Company for paying dividends and making other payments shall be handled in accordance with the relevant exchange control regulations of the State.

Where the articles of association of a Company provide for conversion into a foreign currency to make payments to shareholders by another organization on behalf of the Company, the matter may be handled in accordance with the Company's articles of association.

Article 26: Dividends and other gains from foreign investment shares listed inside China may be remitted out of China after payment of tax thereon according to law

Article 27: The State Council Securities Commission may formulate implementing rules on the basis of these Provisions.

Article 28: These Provisions shall be effective as of the date of promulgation. The *Shanghai Municipality, Administration of Renminbi-denominated Special Shares Procedures* promulgated by the People's Bank of China and the Shanghai Municipal People's Government on 22 November 1991 and the *Shenzhen Municipality, Administration of Renminbi-denominated Special Shares Tentative Procedures* promulgated by the People's Bank of China and the Shenzhen Municipal People's Government on 5 December 1991 shall be repealed at the same time.

中华人民共和国证券法

（1998年12月29日第九届全国人民代表大会常务委员会第六次会议通过）

第一章　总　则

第一条　为了规范证券发行和交易行为，保护投资者的合法权益，维护社会经济秩序和社会公共利益，促进社会主义市场经济的发展，制定本法。

第二条　在中国境内，股票、公司债券和国务院依法认定的其他证券的发行和交易，适用本法。本法未规定的，适用公司法和其他法律、行政法规的规定。

政府债券的发行和交易，由法律、行政法规另行规定。

第三条　证券的发行、交易活动，必须实行公开、公平、公正的原则。

第四条　证券发行、交易活动的当事人具有平等的法律地位，应当遵守自愿、有偿、诚实信用的原则。

第五条　证券发行、交易活动，必须遵守法律、行政法规；禁止欺诈、内幕交易和操纵证券交易市场的行为。

第六条　证券业和银行业、信托业、保险业分业经营、分业管理。证券公司与银行、信托、保险业务机构分别设立。

第七条　国务院证券监督管理机构依法对全国证券市场实行集中统一监督管理。

国务院证券监督管理机构根据需要可以设立派出机构，按照授权履行监督管理职责。

第八条　在国家对证券发行、交易活动实行集中统一监督管理的前提下，依法设立证券业协会，实行自律性管理。

第九条　国家审计机关对证券交易所、证券公司、证券登记结算机构、证券监督管理机构，依法进行审计监督。

第二章　证券发行

第十条　公开发行证券，必须符合法律、行政法规规定的条件，并依法报经国务院证券监督管理机构或者国务院授权的部门核准或者审批；未经依法核准或者审批，任何单位和个人不得向社会公开发行证券。

第十一条　公开发行股票，必须依照公司法规定的条件，报经国务院证券监督管理机构核准。发行人必须向国务院证券监督管理机构提交公司法规定的申请文件和国务院证券监督管理机构规定的有关文件。

发行公司债券，必须依照公司法规定的条件，报经国务院授权的部门审批。发行人必须向国务院授权的部门提交公司法规定的申请文件和国务院授权的部门规定的有关文件。

第十二条　发行人依法申请公开发行证券所提交的申请文件的格式、报送方式，由依法负责核准或者审批的机构或者部门规定。

第十三条　发行人向国务院证券监督管理机构或者国务院授权的部门提交的证券发行申请文件，必须真实、准确、完整。

为证券发行出具有关文件的专业机构和人员，必须严格履行法定职责，保证其所出具文件的真实性、准确性和完整性。

第十四条　国务院证券监督管理机构设发行审核委员会，依法审核股票发行申请。

发行审核委员会由国务院证券监督管理机构的专业人员和所聘请的该机构外的有关专家组成，以投票方式对股票发行申请进行表决，提出审核意见。

发行审核委员会的具体组成办法、组成人员任期、工作程序由国务院证券监督管理机构制订，报国务院批准。

第十五条　国务院证券监督管理机构依照法定条件负责核准股票发行申请。核准程序应当公开，依法接受监督。

参与核准股票发行申请的人员，不得与发行申请单位有利害关系；不得接受发行申请单位的馈赠；不得持有所核准的发行申请的股票；不得私下与发行申请单位进行接触。

国务院授权的部门对公司债券发行申请的审批，参照前二款的规定执行。

第十六条　国务院证券监督管理机构或者国务院授权的部门应当自受理证券发行申请文件之日起三个月内作出决定；不予核准或者审批的，应当作出说明。

第十七条　证券发行申请经核准或者经审批，发行人应当依照法律、行政法规的规定，在证券公开发行前，公告公开发行募集文件，并将该文件置备于指定场所供公众查阅。

发行证券的信息依法公开前，任何知情人不得公开或者泄露该信息。

发行人不得在公告公开发行募集文件之前发行证券。

第十八条　国务院证券监督管理机构或者国务院授权的部门对已作出的核准或者审批证券发行的决定，发现不符合法律、行政法规规定的，应当予以撤销；尚未发行证券的，停止发行；已经发行的，证券持有人可以按照发行价并加算银行同期存款利息，要求发行人返还。

第十九条　股票依法发行后，发行人经营与收益的变化，由发行人自行负责；由此变化引致的投资风险，由投资者自行负责。

第二十条　上市公司发行新股，应当符合公司法有关发行新股的条件，可以向社会公开募集，也可以向原股东配售。

上市公司对发行股票所募资金，必须按招股说明书所列资金用途使用。改变招股说明书所列资金用途，必须经股东大会批准。擅自改变用途而未作纠正的，或者未经股东大会认可的，不得发行新股。

第二十一条　证券公司应当依照法律、行政法规的规定承销发行人向社会公开发行的证券。证券承销业务采取代销或者包销方式。

证券代销是指证券公司代发行人发售证券，在承销期结束时，将未售出的证券全部退还给发行人的承销方式。

证券包销是指证券公司将发行人的证券按照协议全部购入或者在承销期结束时将售后剩余证券全部自行购入的承销方式。

第二十二条　公开发行证券的发行人有权依法自主选择承销的证券公司。证券公司不得以不正当竞争手段招揽证券承销业务。

第二十三条　证券公司承销证券，应当同发行人签订代销或者包销协议，载明下列事项：

（一）当事人的名称、住所及法定代表人姓名；

（二）代销、包销证券的种类、数量、金额及发行价格；

（三）代销、包销的期限及起止日期；

（四）代销、包销的付款方式及日期；

（五）代销、包销的费用和结算办法；

（六）违约责任；

（七）国务院证券监督管理机构规定的其他事项。

第二十四条　证券公司承销证券，应当对公开发行募集文件的真实性、准确性、完整性进行核查；发现含有虚假记载、误导性陈述或者重大遗漏的，不得进行销售活动；已经销售的，必须立即停止销售活动，并采取纠正措施。

第二十五条　向社会公开发行的证券票面总值超过人民币五千万元的，应当由承销团承销。承销团应当由主承销和参与承销的证券公司组成。

第二十六条　证券的代销、包销期最长不得超过九十日。

证券公司在代销、包销期内，对所代销、包销的证券应当保证先行出售给认购人，证券公司不得为本公司事先预留所代销的证券和预先购入并留存所包销的证券。

第二十七条　证券公司包销证券的，应当在包销期满后的十五日内，将包销情况报国务院证券监督管理机构备案。

证券公司代销证券的，应当在代销期满后的十五日内，与发行人共同将证券代销情况报国务院证券监督管理机构备案。

第二十八条　股票发行采取溢价发行的，其发行价格由发行人与承销的证券公司协商确定，报国务院证券监督管理机构核准。

第二十九条　境内企业直接或者间接到境外发行证券或者将其证券在境外上市交易，必须经国务院证券监督管理机构批准。

第三章　证券交易

第一节　一般规定

第三十条　证券交易当事人依法买卖的证券，必须是依法发行并交付的证券。

非依法发行的证券，不得买卖。

第三十一条　依法发行的股票、公司债券及其他证券，法律对其转让期限有限制性规定的，在限定的期限内，不得买卖。

第三十二条　经依法核准的上市交易的股票、公司债券及其他证券，应当在证券交易所挂牌交易。

第三十三条　证券在证券交易所挂牌交易，应当采用公开的集中竞价交易方式。

证券交易的集中竞价应当实行价格优先、时间优先的原则。

第三十四条　证券交易当事人买卖的证券可以采用纸面形式或者国务院证券监督管理机构规定的其他形式。

第三十五条　证券交易以现货进行交易。

第三十六条　证券公司不得从事向客户融资或者融券的证券交易活动。

第三十七条　证券交易所、证券公司、证券登记结算机构从业人员、证券监督管理机构工作人员和法律、行政法规禁止参与股票交易的其他人员，在任期或者法定限期内，不得直接或者以化名、借他人名义持有、买卖股票，也不得收受他人赠送的股票。

任何人在成为前款所列人员时，其原已持有的股票，必须依法转让。

第三十八条　证券交易所、证券公司、证券登记结算机构必须依法为客户所开立的帐户保密。

第三十九条　为股票发行出具审计报告、资产评估报告或者法律意见书等文件的专业机构和人员，在该股票承销期内和期满后六个月内，不得买卖该种股票。

除前款规定外，为上市公司出具审计报告、资产评估报告或者法律意见书等文件的专业机构和人员，自接受上市公司委托之日起至上述文件公开后五日内，不得买卖该种股票。

第四十条　证券交易的收费必须合理，并公开收费项目、收费标准和收费办法。

证券交易的收费项目、收费标准和管理办法由国务院有关管理部门统一规定。

第四十一条　持有一个股份有限公司已发行的股份百分之五的股东，应当在其持股数额达到该比例之日起三日内向该公司报告，公司必须在接到报告之日起三日内向国务院证券监督管理机构报告；属于上市公司的，应当同时向证券交易所报告。

第四十二条　前条规定的股东，将其所持有的该公司的股票在买入后六个月内卖出，或者在卖出后六个月内又买入，由此所得收益归该公司所有，公司董事会应当收回该股东所得收益。但是，证券公司因包销购入售后剩余股票而持有百分之五以上股份的，卖出该股票时不受六个月时间限制。

公司董事会不按照前款规定执行的，其他股东有权要求董事会执行。

公司董事会不按照第一款的规定执行，致使公司遭受损害的，负有责任的董事依法承担连带赔偿责任。

第二节　证券上市

第四十三条　股份有限公司申请其股票上市交易，必须报经国务院证券监督管理机构核准。

国务院证券监督管理机构可以授权证券交易所依照法定条件和法定程序核准股票上市申请。

第四十四条　国家鼓励符合产业政策同时又符合上市条件的公司股票上市交易。

第四十五条　向国务院证券监督管理机构提出股票上市交易申请时，应当提交下列文件：

（一）上市报告书；

（二）申请上市的股东大会决议；

（三）公司章程；

（四）公司营业执照；

（五）经法定验证机构验证的公司最近三年的或者公司成立以来的财务会计报告；

（六）法律意见书和证券公司的推荐书；

（七）最近一次的招股说明书。

第四十六条　股票上市交易申请经国务院证券监督管理机构核准后，其发行人应当向证券交易所提交核准文件和前条规定的有关文件。

证券交易所应当自接到该股票发行人提交的前款规定的文件之日起六个月内，安排该股票上市交易。

第四十七条　股票上市交易申请经证券交易所同意后，上市公司应当在上市交易的五日前公告经核准的股票上市的有关文件，并将该文件置备于指定场所供公众查阅。

第四十八条　上市公司除公告前条规定的上市申请文件外，还应当公告下列事项：

（一）股票获准在证券交易所交易的日期；

（二）持有公司股份最多的前十名股东的名单和持股数额；

（三）董事、监事、经理及有关高级管理人员的姓名及其持有本公司股票和债券的情况。

第四十九条　上市公司丧失公司法规定的上市条件的，其股票依法暂停上市或者终止上市。

第五十条　公司申请其发行的公司债券上市交易，必须报经国务院证券监督管理机构核准。

国务院证券监督管理机构可以授权证券交易所依照法定条件和法定程序核准公司债券上市申请。

第五十一条　公司申请其公司债券上市交易必须符合下列条件：

（一）公司债券的期限为一年以上；

（二）公司债券实际发行额不少于人民币五千万元；

（三）公司申请其债券上市时仍符合法定的公司债券发行条件。

第五十二条　向国务院证券监督管理机构提出公司债券上市交易申请时，应当提交下列文件：

（一）上市报告书；

（二）申请上市的董事会决议；

（三）公司章程；

（四）公司营业执照；

（五）公司债券募集办法；

（六）公司债券的实际发行数额。

第五十三条　公司债券上市交易申请经国务院证券监督管理机构核准后，其发行人应当向证券交易所提交核准文件和前条规定的有关文件。

证券交易所应当自接到该债券发行人提交的前款规定的文件之日起三个月内，安排该债券上市交易。

第五十四条　公司债券上市交易申请经证券交易所同意后，发行人应当在公司债券上市交易的五日前公告公司债券上市报告、核准文件及有关上市申请文件，并将其申请文件置备于指定场所供公众查阅。

第五十五条　公司债券上市交易后，公司有下列情形之一的，由国务院证券监督管理机构决定暂停其公司债券上市交易：

（一）公司有重大违法行为；

（二）公司情况发生重大变化不符合公司债券上市条件；

（三）公司债券所募集资金不按照审批机关批准的用途使用；

（四）未按照公司债券募集办法履行义务；

（五）公司最近二年连续亏损。

第五十六条　公司有前条第（一）项、第（四）项所列情形之一经查实后果严重的，或者有前条第（二）项、第（三）项、第（五）项所列情形之一，在限期内未能消除的，由国务院证券监督管理机构决定终止该公司债券上市。

公司解散、依法被责令关闭或者被宣告破产的，由证券交易所终止其公司债券上市，并报国务院证券监督管理机构备案。

第五十七条　国务院证券监督管理机构可以授权证券交易所依法暂停或者终止股票或者公司债券上市。

第三节　持续信息公开

第五十八条　经国务院证券监督管理机构核准依法发行股票，或者经国务院授权的部门批准依法发行公司债券，依照公司法的规定，应当公告招股说明书、公司债券募集办法。依法发行新股或者公司债券的，还应当公告财务会计报告。

第五十九条　公司公告的股票或者公司债券的发行和上市文件，必须真实、准确、完整，不得有虚假记载、误导性陈述或者重大遗漏。

第六十条　股票或者公司债券上市交易的公司，应当在每一会计年度的上半年结束之日起二个月内，向国务院证券监督管理机构和证券交易所提交记载以下内容的中期报告，并予公告：

（一）公司财务会计报告和经营情况；

（二）涉及公司的重大诉讼事项；

（三）已发行的股票、公司债券变动情况；

（四）提交股东大会审议的重要事项；

（五）国务院证券监督管理机构规定的其他事项。

第六十一条　股票或者公司债券上市交易的公司，应当在每一会计年度结束之日起四个月内，向国务院证券监督管理机构和证券交易所提交记载以下内容的年度报告，并予公告：

（一）公司概况；

（二）公司财务会计报告和经营情况；

（三）董事、监事、经理及有关高级管理人员简介及其持股情况；

（四）已发行的股票、公司债券情况，包括持有公司股份最多的前十名股东名单和持股数额；

（五）国务院证券监督管理机构规定的其他事项。

第六十二条　发生可能对上市公司股票交易价格产生较大影响、而投资者尚未得知的重大事件时，上市公司应当立即将有关该重大事件的情况向国务院证券监督管理机构和证券交易所提交临时报告，并予公告，说明事件的实质。

下列情况为前款所称重大事件：

（一）公司的经营方针和经营范围的重大变化；

（二）公司的重大投资行为和重大的购置财产的决定；

（三）公司订立重要合同，而该合同可能对公司的资产、负债、权益和经营成果产生重要影响；

（四）公司发生重大债务和未能清偿到期重大债务的违约情况；

（五）公司发生重大亏损或者遭受超过净资产百分之十以上的重大损失；

（六）公司生产经营的外部条件发生的重大变化；

（七）公司的董事长，三分之一以上的董事，或者经理发生变动；

（八）持有公司百分之五以上股份的股东，其持有股份情况发生较大变化；

（九）公司减资、合并、分立、解散及申请破产的决定；

（十）涉及公司的重大诉讼，法院依法撤销股东大会、董事会决议；

（十一）法律、行政法规规定的其他事项。

第六十三条　发行人、承销的证券公司公告招股说明书、公司债券募集办法、财务会计报告、上市报告文件、年度报告、中期报告、临时报告，存在虚假记载、误导性陈述或者有重大遗漏，致使投资者在证券交易中遭受损失的，发行人、承销的证券公司应当承担赔偿责任，发行人、承销的证券公司的负有责任的董事、监事、经理应当承担连带赔偿责任。

第六十四条　依照法律、行政法规规定必须作出的公告，应当在国家有关部门规定的报刊上或者在专项出版的公报上刊登，同时将其置备于公司住所、证券交易所，供社会公众查阅。

第六十五条　国务院证券监督管理机构对上市公司年度报告、中期报告、临时报告以及公告的情况进行监督，对上市公司分派或者配售新股的情况进行监督。

证券监督管理机构、证券交易所、承销的证券公司及有关人员，对公司依照法律、行政法规规定必须作出的公告，在公告前不得泄露其内容。

第六十六条　国务院证券监督管理机构对有重大违法行为或者不具备其他上市条件的上市公司取消其上市资格的，应当及时作出公告。

证券交易所依照授权作出前款规定的决定时，应当及时作出公告，并报国务

院证券监督管理机构备案。

第四节　禁止的交易行为

第六十七条　禁止证券交易内幕信息的知情人员利用内幕信息进行证券交易活动。

第六十八条　下列人员为知悉证券交易内幕信息的知情人员：

（一）发行股票或者公司债券的公司董事、监事、经理、副经理及有关的高级管理人员；

（二）持有公司百分之五以上股份的股东；

（三）发行股票公司的控股公司的高级管理人员；

（四）由于所任公司职务可以获取公司有关证券交易信息的人员；

（五）证券监督管理机构工作人员以及由于法定的职责对证券交易进行管理的其他人员；

（六）由于法定职责而参与证券交易的社会中介机构或者证券登记结算机构、证券交易服务机构的有关人员；

（七）国务院证券监督管理机构规定的其他人员。

第六十九条　证券交易活动中，涉及公司的经营、财务或者对该公司证券的市场价格有重大影响的尚未公开的信息，为内幕信息。

下列各项信息皆属内幕信息：

（一）本法第六十二条第二款所列重大事件；

（二）公司分配股利或者增资的计划；

（三）公司股权结构的重大变化；

（四）公司债务担保的重大变更；

（五）公司营业用主要资产的抵押、出售或者报废一次超过该资产的百分之三十；

（六）公司的董事、监事、经理、副经理或者其他高级管理人员的行为可能依法承担重大损害赔偿责任；

（七）上市公司收购的有关方案；

（八）国务院证券监督管理机构认定的对证券交易价格有显著影响的其他重要信息。

第七十条　知悉证券交易内幕信息的知情人员或者非法获取内幕信息的其他人员，不得买入或者卖出所持有的该公司的证券，或者泄露该信息或者建议他人买卖该证券。

持有百分之五以上股份的股东收购上市公司的股份，本法另有规定的，适用其规定。

第七十一条　禁止任何人以下列手段获取不正当利益或者转嫁风险：

（一）通过单独或者合谋，集中资金优势、持股优势或者利用信息优势联合或者连续买卖，操纵证券交易价格；

（二）与他人串通，以事先约定的时间、价格和方式相互进行证券交易或者相互买卖并不持有的证券，影响证券交易价格或者证券交易量；

（三）以自己为交易对象，进行不转移所有权的自买自卖，影响证券交易价格或者证券交易量；

（四）以其他方法操纵证券交易价格。

第七十二条　禁止国家工作人员、新闻传播媒介从业人员和有关人员编造并传播虚假信息，严重影响证券交易。

禁止证券交易所、证券公司、证券登记结算机构、证券交易服务机构、社会中介机构及其从业人员，证券业协会、证券监督管理机构及其工作人员，在证券交易活动中作出虚假陈述或者信息误导。

各种传播媒介传播证券交易信息必须真实、客观，禁止误导。

第七十三条　在证券交易中，禁止证券公司及其从业人员从事下列损害客户利益的欺诈行为：

（一）违背客户的委托为其买卖证券；

（二）不在规定时间内向客户提供交易的书面确认文件；

（三）挪用客户所委托买卖的证券或者客户帐户上的资金；

（四）私自买卖客户帐户上的证券，或者假借客户的名义买卖证券；

（五）为牟取佣金收入，诱使客户进行不必要的证券买卖；

（六）其他违背客户真实意思表示，损害客户利益的行为。

第七十四条　在证券交易中，禁止法人以个人名义开立帐户，买卖证券。

第七十五条　在证券交易中，禁止任何人挪用公款买卖证券。

第七十六条　国有企业和国有资产控股的企业，不得炒作上市交易的股票。

第七十七条　证券交易所、证券公司、证券登记结算机构、证券交易服务机构、社会中介机构及其从业人员对证券交易中发现的禁止的交易行为，应当及时向证券监督管理机构报告。

第四章　上市公司收购

第七十八条　上市公司收购可以采取要约收购或者协议收购的方式。

第七十九条　通过证券交易所的证券交易，投资者持有一个上市公司已发行的股份的百分之五时，应当在该事实发生之日起三日内，向国务院证券监督管理机构、证券交易所作出书面报告，通知该上市公司，并予以公告；在上述规定的期限内，不得再行买卖该上市公司的股票。

投资者持有一个上市公司已发行的股份的百分之五后，通过证券交易所的证券交易，其所持该上市公司已发行的股份比例每增加或者减少百分之五，应当依照前款规定进行报告和公告。在报告期限内和作出报告、公告后二日内，不得再行买卖该上市公司的股票。

第八十条　依照前条规定所作的书面报告和公告，应当包括下列内容：

（一）持股人的名称、住所；

（二）所持有的股票的名称、数量；

（三）持股达到法定比例或者持股增减变化达到法定比例的日期。

第八十一条　通过证券交易所的证券交易，投资者持有一个上市公司已发行的股份的百分之三十时，继续进行收购的，应当依法向该上市公司所有股东发出收购要约。但经国务院证券监督管理机构免除发出要约的除外。

第八十二条　依照前条规定发出收购要约，收购人必须事先向国务院证券监督管理机构报送上市公司收购报告书，并载明下列事项：

（一）收购人的名称、住所；

（二）收购人关于收购的决定；

（三）被收购的上市公司名称；

（四）收购目的；

（五）收购股份的详细名称和预定收购的股份数额；

（六）收购的期限、收购的价格；

（七）收购所需资金额及资金保证；

（八）报送上市公司收购报告书时所持有被收购公司股份数占该公司已发行的股份总数的比例。

收购人还应当将前款规定的公司收购报告书同时提交证券交易所。

第八十三条　收购人在依照前条规定报送上市公司收购报告书之日起十五日后，公告其收购要约。

收购要约的期限不得少于三十日，并不得超过六十日。

第八十四条　在收购要约的有效期限内，收购人不得撤回其收购要约。

在收购要约的有效期限内，收购人需要变更收购要约中事项的，必须事先向国务院证券监督管理机构及证券交易所提出报告，经获准后，予以公告。

第八十五条　收购要约中提出的各项收购条件，适用于被收购公司所有的股东。

第八十六条　收购要约的期限届满，收购人持有的被收购公司的股份数达到该公司已发行的股份总数的百分之七十五以上的，该上市公司的股票应当在证券交易所终止上市交易。

第八十七条　收购要约的期限届满，收购人持有的被收购公司的股份数达到该公司已发行的股份总数的百分之九十以上的，其余仍持有被收购公司股票的股东，有权向收购人以收购要约的同等条件出售其股票，收购人应当收购。

收购行为完成后，被收购公司不再具有公司法规定的条件的，应当依法变更其企业形式。

第八十八条　采取要约收购方式的，收购人在收购要约期限内，不得采取要约规定以外的形式和超出要约的条件买卖被收购公司的股票。

第八十九条　采取协议收购方式的，收购人可以依照法律、行政法规的规定同被收购公司的股东以协议方式进行股权转让。

以协议方式收购上市公司时，达成协议后，收购人必须在三日内将该收购协议向国务院证券监督管理机构及证券交易所作出书面报告，并予公告。

在未作出公告前不得履行收购协议。

第九十条　采取协议收购方式的，协议双方可以临时委托证券登记结算机构保管协议转让的股票，并将资金存放于指定的银行。

第九十一条　在上市公司收购中，收购人对所持有的被收购的上市公司的股票，在收购行为完成后的六个月内不得转让。

第九十二条　通过要约收购或者协议收购方式取得被收购公司股票并将该公司撤销的，属于公司合并，被撤销公司的原有股票，由收购人依法更换。

第九十三条　收购上市公司的行为结束后，收购人应当在十五日内将收购情况报告国务院证券监督管理机构和证券交易所，并予公告。

第九十四条　上市公司收购中涉及国家授权投资机构持有的股份，应当按照国务院的规定，经有关主管部门批准。

第五章　证券交易所

第九十五条　证券交易所是提供证券集中竞价交易场所的不以营利为目的的法人。

证券交易所的设立和解散，由国务院决定。

第九十六条　设立证券交易所必须制定章程。

证券交易所章程的制定和修改，必须经国务院证券监督管理机构批准。

第九十七条　证券交易所必须在其名称中标明证券交易所字样。其他任何单位或者个人不得使用证券交易所或者近似的名称。

第九十八条　证券交易所可以自行支配的各项费用收入，应当首先用于保证其证券交易场所和设施的正常运行并逐步改善。

证券交易所的积累归会员所有，其权益由会员共同享有，在其存续期间，不

得将其积累分配给会员。

第九十九条　证券交易所设理事会。

第一百条　证券交易所设总经理一人，由国务院证券监督管理机构任免。

第一百零一条　有公司法第五十七条规定的情形或者下列情形之一的，不得担任证券交易所的负责人：

（一）因违法行为或者违纪行为被解除职务的证券交易所、证券登记结算机构的负责人或者证券公司的董事、监事、经理，自被解除职务之日起未逾五年；

（二）因违法行为或者违纪行为被撤销资格的律师、注册会计师或者法定资产评估机构、验证机构的专业人员，自被撤销资格之日起未逾五年。

第一百零二条　因违法行为或者违纪行为被开除的证券交易所、证券登记结算机构、证券公司的从业人员和被开除的国家机关工作人员，不得招聘为证券交易所的从业人员。

第一百零三条　进入证券交易所参与集中竞价交易的，必须是具有证券交易所会员资格的证券公司。

第一百零四条　投资者应当在证券公司开立证券交易帐户，以书面、电话以及其他方式，委托为其开户的证券公司代其买卖证券。

投资者通过其开户的证券公司买卖证券的，应当采用市价委托或者限价委托。

第一百零五条　证券公司根据投资者的委托，按照时间优先的规则提出交易申报，参与证券交易所场内的集中竞价交易；证券登记结算机构根据成交结果，按照清算交割规则，进行证券和资金的清算交割，办理证券的登记过户手续。

第一百零六条　证券公司接受委托或者自营，当日买入的证券，不得在当日再行卖出。

第一百零七条　证券交易所应当为组织公平的集中竞价交易提供保障，即时公布证券交易行情，并按交易日制作证券市场行情表，予以公布。

第一百零八条　证券交易所依照法律、行政法规的规定，办理股票、公司债券的暂停上市、恢复上市或者终止上市的事务，其具体办法由国务院证券监督管理机构制定。

第一百零九条　因突发性事件而影响证券交易的正常进行时，证券交易所可以采取技术性停牌的措施；因不可抗力的突发性事件或者为维护证券交易的正常

秩序，证券交易所可以决定临时停市。

证券交易所采取技术性停牌或者决定临时停市，必须及时报告国务院证券监督管理机构。

第一百一十条　证券交易所对在交易所进行的证券交易实行实时监控，并按照国务院证券监督管理机构的要求，对异常的交易情况提出报告。

证券交易所应当对上市公司披露信息进行监督，督促上市公司依法及时、准确地披露信息。

第一百一十一条　证券交易所应当从其收取的交易费用和会员费、席位费中提取一定比例的金额设立风险基金。风险基金由证券交易所理事会管理。

风险基金提取的具体比例和使用办法，由国务院证券监督管理机构会同国务院财政部门规定。

第一百一十二条　证券交易所应当将收存的交易保证金、风险基金存入开户银行专门帐户，不得擅自使用。

第一百一十三条　证券交易所依照证券法律、行政法规制定证券集中竞价交易的具体规则，制订证券交易所的会员管理规章和证券交易所从业人员业务规则，并报国务院证券监督管理机构批准。

第一百一十四条　证券交易所的负责人和其他从业人员在执行与证券交易有关的职务时，凡与其本人或者其亲属有利害关系的，应当回避。

第一百一十五条　按照依法制定的交易规则进行的交易，不得改变其交易结果。对交易中违规交易者应负的民事责任不得免除；在违规交易中所获利益，依照有关规定处理。

第一百一十六条　在证券交易所内从事证券交易的人员，违反证券交易所有关交易规则的，由证券交易所给予纪律处分；对情节严重的，撤销其资格，禁止其入场进行证券交易。

第六章　证券公司

第一百一十七条　设立证券公司，必须经国务院证券监督管理机构审查批准。未经国务院证券监督管理机构批准，不得经营证券业务。

第一百一十八条　本法所称证券公司是指依照公司法规定和依前条规定批准的从事证券经营业务的有限责任公司或者股份有限公司。

第一百一十九条　国家对证券公司实行分类管理，分为综合类证券公司和经

纪类证券公司，并由国务院证券监督管理机构按照其分类颁发业务许可证。

第一百二十条　证券公司必须在其名称中标明证券有限责任公司或者证券股份有限公司字样。

经纪类证券公司必须在其名称中标明经纪字样。

第一百二十一条　设立综合类证券公司，必须具备下列条件：

（一）注册资本最低限额为人民币五亿元；

（二）主要管理人员和业务人员必须具有证券从业资格；

（三）有固定的经营场所和合格的交易设施；

（四）有健全的管理制度和规范的自营业务与经纪业务分业管理的体系。

第一百二十二条　经纪类证券公司注册资本最低限额为人民币五千万元；主要管理人员和业务人员必须具有证券从业资格；有固定的经营场所和合格的交易设施；有健全的管理制度。

第一百二十三条　证券公司设立或者撤销分支机构、变更业务范围或者注册资本、变更公司章程、合并、分立、变更公司形式或者解散，必须经国务院证券监督管理机构批准。

第一百二十四条　证券公司的对外负债总额不得超过其净资产额的规定倍数，其流动负债总额不得超过其流动资产总额的一定比例；其具体倍数、比例和管理办法，由国务院证券监督管理机构规定。

第一百二十五条　有公司法第五十七条规定的情形或者下列情形之一的，不得担任证券公司的董事、监事或者经理：

（一）因违法行为或者违纪行为被解除职务的证券交易所、证券登记结算机构的负责人或者证券公司的董事、监事、经理，自被解除职务之日起未逾五年；

（二）因违法行为或者违纪行为被撤销资格的律师、注册会计师或者法定资产评估机构、验证机构的专业人员，自被撤销资格之日起未逾五年。

第一百二十六条　因违法行为或者违纪行为被开除的证券交易所、证券登记结算机构、证券公司的从业人员和被开除的国家机关工作人员，不得招聘为证券公司的从业人员。

第一百二十七条　国家机关工作人员和法律、行政法规规定的禁止在公司中兼职的其他人员，不得在证券公司中兼任职务。

证券公司的董事、监事、经理和业务人员不得在其他证券公司中兼任职务。

第一百二十八条　证券公司从每年的税后利润中提取交易风险准备金，用于弥补证券交易的损失，其提取的具体比例由国务院证券监督管理机构规定。

第一百二十九条　综合类证券公司可以经营下列证券业务：

（一）证券经纪业务；

（二）证券自营业务；

（三）证券承销业务；

（四）经国务院证券监督管理机构核定的其他证券业务。

第一百三十条　经纪类证券公司只允许专门从事证券经纪业务。

第一百三十一条　证券公司应当依照前二条规定的业务，提出业务范围的申请，并经国务院证券监督管理机构核定。

证券公司不得超出核定的业务范围经营证券业务和其他业务。

第一百三十二条　综合类证券公司必须将其经纪业务和自营业务分开办理，业务人员、财务帐户均应分开，不得混合操作。

客户的交易结算资金必须全额存入指定的商业银行，单独立户管理。严禁挪用客户交易结算资金。

第一百三十三条　禁止银行资金违规流入股市。

证券公司的自营业务必须使用自有资金和依法筹集的资金。

第一百三十四条　证券公司自营业务必须以自己的名义进行，不得假借他人名义或者以个人名义进行。

证券公司不得将其自营帐户借给他人使用。

第一百三十五条　证券公司依法享有自主经营的权利，其合法经营不受干涉。

第一百三十六条　证券公司注册资本低于本法规定的从事相应业务要求的，由国务院证券监督管理机构撤销对其有关业务范围的核定。

第一百三十七条　在证券交易中，代理客户买卖证券，从事中介业务的证券公司，为具有法人资格的证券经纪人。

第一百三十八条　证券公司办理经纪业务，必须为客户分别开立证券和资金帐户，并对客户交付的证券和资金按户分帐管理，如实进行交易记录，不得作虚假记载。

客户开立帐户，必须持有证明中国公民身份或者中国法人资格的合法证件。

第一百三十九条　证券公司办理经纪业务，应当置备统一制定的证券买卖委托书，供委托人使用。采取其他委托方式的，必须作出委托记录。

客户的证券买卖委托，不论是否成交，其委托记录应当按规定的期限，保存于证券公司。

第一百四十条　证券公司接受证券买卖的委托，应当根据委托书载明的证券名称、买卖数量、出价方式、价格幅度等，按照交易规则代理买卖证券；买卖成交后，应当按规定制作买卖成交报告单交付客户。

证券交易中确认交易行为及其交易结果的对帐单必须真实，并由交易经办人员以外的审核人员逐笔审核，保证帐面证券余额与实际持有的证券相一致。

第一百四十一条　证券公司接受委托卖出证券必须是客户证券帐户上实有的证券，不得为客户融券交易。

证券公司接受委托买入证券必须以客户资金帐户上实有的资金支付，不得为客户融资交易。

第一百四十二条　证券公司办理经纪业务，不得接受客户的全权委托而决定证券买卖、选择证券种类、决定买卖数量或者买卖价格。

第一百四十三条　证券公司不得以任何方式对客户证券买卖的收益或者赔偿证券买卖的损失作出承诺。

第一百四十四条　证券公司及其从业人员不得未经过其依法设立的营业场所私下接受客户委托买卖证券。

第一百四十五条　证券公司的从业人员在证券交易活动中，按其所属的证券公司的指令或者利用职务违反交易规则的，由所属的证券公司承担全部责任。

第七章　证券登记结算机构

第一百四十六条　证券登记结算机构为证券交易提供集中的登记、托管与结算服务，是不以营利为目的的法人。

设立证券登记结算机构必须经国务院证券监督管理机构批准。

第一百四十七条　设立证券登记结算机构，应当具备下列条件：

（一）自有资金不少于人民币二亿元；

（二）具有证券登记、托管和结算服务所必须的场所和设施；

（三）主要管理人员和业务人员必须具有证券从业资格；

（四）国务院证券监督管理机构规定的其他条件。

证券登记结算机构的名称中应当标明证券登记结算字样。

第一百四十八条　证券登记结算机构履行下列职能：

（一）证券帐户、结算帐户的设立；

（二）证券的托管和过户；

（三）证券持有人名册登记；

（四）证券交易所上市证券交易的清算和交收；

（五）受发行人的委托派发证券权益；

（六）办理与上述业务有关的查询；

（七）国务院证券监督管理机构批准的其他业务。

第一百四十九条　证券登记结算采取全国集中统一的运营方式。

证券登记结算机构章程、业务规则应当依法制定，并须经国务院证券监督管理机构批准。

第一百五十条　证券持有人所持有的证券上市交易前，应当全部托管在证券登记结算机构。

证券登记结算机构不得将客户的证券用于质押或者出借给他人。

第一百五十一条　证券登记结算机构应当向证券发行人提供证券持有人名册及其有关资料。

证券登记结算机构应当根据证券登记结算的结果，确认证券持有人持有证券的事实，提供证券持有人登记资料。

证券登记结算机构应当保证证券持有人名册和登记过户记录真实、准确、完整，不得伪造、篡改、毁坏。

第一百五十二条
证券登记结算机构应当采取下列措施保证业务的正常进行：

（一）具有必备的服务设备和完善的数据安全保护措施；

（二）建立健全的业务、财务和安全防范等管理制度；

（三）建立完善的风险管理系统。

第一百五十三条
证券登记结算机构应当妥善保存登记、托管和结算的原始凭证。重要的原始凭证的保存期不少于二十年。

第一百五十四条
证券登记结算机构应当设立结算风险基金，并存入指定银行的专门帐户。结算风险基金用于因技术故障、操作失误、不可抗力造成的证券登记结算机构的损失。

证券结算风险基金从证券登记结算机构的业务收入和收益中提取，并可以由证券公司按证券交易业务量的一定比例缴纳。

证券结算风险基金的筹集、管理办法，由国务院证券监督管理机构会同国务院财政部门规定。

第一百五十五条 证券结算风险基金应当专项管理。

证券登记结算机构以风险基金赔偿后，应当向有关责任人追偿。

第一百五十六条
证券登记结算机构申请解散，应当经国务院证券监督管理机构批准。

第八章 证券交易服务机构

第一百五十七条
根据证券投资和证券交易业务的需要，可以设立专业的证券投资咨询机构、资信评估机构。证券投资咨询机构、资信评估机构的设立条件、审批程序和业务规则，由国务院证券监督管理机构规定。

第一百五十八条

专业的证券投资咨询机构、资信评估机构的业务人员，必须具备证券专业知识和从事证券业务二年以上经验。认定其从事证券业务资格的标准和管理办法，由国务院证券监督管理机构制定。

第一百五十九条
证券投资咨询机构的从业人员不得从事下列行为：

（一）代理委托人从事证券投资；

（二）与委托人约定分享证券投资收益或者分担证券投资损失；

（三）买卖本咨询机构提供服务的上市公司股票；

（四）法律、行政法规禁止的其他行为。

第一百六十条
专业的证券投资咨询机构和资信评估机构，应当按照国务院有关管理部门规定的标准或者收费办法收取服务费用。

第一百六十一条
为证券的发行、上市或者证券交易活动出具审计报告、资产评估报告或者法律意见书等文件的专业机构和人员，必须按照执业规则规定的工作程序出具报告，对其所出具报告内容的真实性、准确性和完整性进行核查和验证，并就其负有责任的部分承担连带责任。

第九章 证券业协会

第一百六十二条
证券业协会是证券业的自律性组织，是社会团体法人。

证券公司应当加入证券业协会。

证券业协会的权力机构为由全体会员组成的会员大会。

第一百六十三条
证券业协会的章程由会员大会制定，并报国务院证券监督管理机构备案。

第一百六十四条 证券业协会履行下列职责：

（一）协助证券监督管理机构教育和组织会员执行证券法律、行政法规；

（二）依法维护会员的合法权益，向证券监督管理机构反映会员的建议和要求；

（三）收集整理证券信息，为会员提供服务；

（四）制定会员应遵守的规则，组织会员单位的从业人员的业务培训，开展会员间的业务交流；

（五）对会员之间、会员与客户之间发生的纠纷进行调解；

（六）组织会员就证券业的发展、运作及有关内容进行研究；

（七）监督、检查会员行为，对违反法律、行政法规或者协会章程的，按照规定给予纪律处分；

（八）国务院证券监督管理机构赋予的其他职责。

第一百六十五条
证券业协会设理事会。理事会成员依章程的规定由选举产生。

第十章 证券监督管理机构

第一百六十六条
国务院证券监督管理机构依法对证券市场实行监督管理，维护证券市场秩序，保障其合法运行。

第一百六十七条
国务院证券监督管理机构在对证券市场实施监督管理中履行下列职责：

（一）依法制定有关证券市场监督管理的规章、规则，并依法行使审批或者核准权；

（二）依法对证券的发行、交易、登记、托管、结算，进行监督管理；

（三）依法对证券发行人、上市公司、证券交易所、证券公司、证券登记结算机构、证券投资基金管理机构、证券投资咨询机构、资信评估机构以及从事证券业务的律师事务所、会计师事务所、资产评估机构的证券业务活动，进行监督管理；

（四）依法制定从事证券业务人员的资格标准和行为准则，并监督实施；

（五）依法监督检查证券发行和交易的信息公开情况；

（六）依法对证券业协会的活动进行指导和监督；

（七）依法对违反证券市场监督管理法律、行政法规的行为进行查处；

（八）法律、行政法规规定的其他职责。

第一百六十八条
国务院证券监督管理机构依法履行职责，有权采取下列措施：

（一）进入违法行为发生场所调查取证；

（二）询问当事人和与被调查事件有关的单位和个人，要求其对与被调查事件有关的事项作出说明；

（三）查阅、复制当事人和与被调查事件有关的单位和个人的证券交易记录、登记过户记录、财务会计资料及其他相关文件和资料；对可能被转移或者隐匿的文件和资料，可以予以封存；

（四）查询当事人和与被调查事件有关的单位和个人的资金帐户、证券帐户，对有证据证明有转移或者隐匿违法资金、证券迹象的，可以申请司法机关予以冻结。

第一百六十九条
国务院证券监督管理机构工作人员依法履行职责，进行监督检查或者调查时，应当出示有关证件，并对知悉的有关单位和个人的商业秘密负有保密的义务。

第一百七十条
国务院证券监督管理机构工作人员必须忠于职守，依法办事，公正廉洁，不得利用自己的职务便利牟取不正当的利益。

第一百七十一条
国务院证券监督管理机构依法履行职责，被检查、调查的单位和个人应当配合，如实提供有关文件和资料，不得拒绝、阻碍和隐瞒。

第一百七十二条
国务院证券监督管理机构依法制定的规章、规则和监督管理工作制度应当公开。

国务院证券监督管理机构依据调查结果，对证券违法行为作出的处罚决定，应当公开。

第一百七十三条
国务院证券监督管理机构依法履行职责，发现证券违法行为涉嫌犯罪的，应当将案件移送司法机关处理。

第一百七十四条
国务院证券监督管理机构的工作人员不得在被监管的机构中兼任职务。

第十一章 法律责任

第一百七十五条 未经法定的机关核准或者审批，擅自发行证券的，或者制作虚假的发行文件发行证券的，责令停止发行，退还所募资金和加算银行同期存款利息，并处以非法所募资金金额百分之一以上百分之五以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。构成犯罪的，依法追究刑事责任。

第一百七十六条 证券公司承销或者代理买卖未经核准或者审批擅自发行的证券的，由证券监督管理机构予以取缔，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。构成犯罪的，依法追究刑事责任。

第一百七十七条 依照本法规定，经核准上市交易的证券，其发行人未按照有关规定披露信息，或者所披露的信息有虚假记载、误导性陈述或者有重大遗漏的，由证券监督管理机构责令改正，对发行人处以三十万元以上六十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。构成犯罪的，依法追究刑事责任。

前款发行人未按期公告其上市文件或者报送有关报告的，由证券监督管理机构责令改正，对发行人处以五万元以上十万元以下的罚款。

第一百七十八条 非法开设证券交易场所的，由证券监督管理机构予以取缔，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。没有违法所得的，处以十万元以上五十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。构成犯罪的，依法追究刑事责任。

第一百七十九条 未经批准并领取业务许可证，擅自设立证券公司经营证券业务的，由证券监督管理机构予以取缔，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。没有违法所得的，处以三万元以上十万元以下的罚款。构成犯罪的，依法追究刑事责任。

第一百八十条 法律、行政法规规定禁止参与股票交易的人员，直接或者以化名、借他人名义持有、买卖股票的，责令依法处理非法持有的股票，没收违法所得，并处以所买卖股票等值以下的罚款；属于国家工作人员的，还应当依法给予行政处分。

第一百八十一条 证券交易所、证券公司、证券登记结算机构、证券交易服务机构的从业人员、证券业协会或者证券监督管理机构的工作人员，故意提供虚假资料，伪造、变造或者销毁交易记录，诱骗投资者买卖证券的，取消从业资格，并处以三万元以上五万元以下的罚款；属于国家工作人员的，还应当依法给予行政处分。构成犯罪的，依法追究刑事责任。

第一百八十二条 为股票的发行或者上市出具审计报告、资产评估报告或者法律意见书等文件的专业机构和人员，违反本法第三十九条的规定买卖股票的，

责令依法处理非法获得的股票，没收违法所得，并处以所买卖的股票等值以下的罚款。

第一百八十三条 证券交易内幕信息的知情人员或者非法获取证券交易内幕信息的人员，在涉及证券的发行、交易或者其他对证券的价格有重大影响的信息尚未公开前，买入或者卖出该证券，或者泄露该信息或者建议他人买卖该证券的，责令依法处理非法获得的证券，没收违法所得，并处以违法所得一倍以上五倍以下或者非法买卖的证券等值以下的罚款。构成犯罪的，依法追究刑事责任。

证券监督管理机构工作人员进行内幕交易的，从重处罚。

第一百八十四条 任何人违反本法第七十一条规定，操纵证券交易价格，或者制造证券交易的虚假价格或者证券交易量，获取不正当利益或者转嫁风险的，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。构成犯罪的，依法追究刑事责任。

第一百八十五条 违反本法规定，挪用公款买卖证券的，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；属于国家工作人员的，还应当依法给予行政处分。构成犯罪的，依法追究刑事责任。

第一百八十六条 证券公司违反本法规定，为客户卖出其帐户上未实有的证券或者为客户融资买入证券的，没收违法所得，并处以非法买卖证券等值的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。构成犯罪的，依法追究刑事责任。

第一百八十七条 证券公司违反本法规定，当日接受客户委托或者自营买入证券又于当日将该证券再行卖出的，没收违法所得，并处以非法买卖证券成交金额百分之五以上百分之二十以下的罚款。

第一百八十八条 编造并且传播影响证券交易的虚假信息，扰乱证券交易市场的，处以三万元以上二十万元以下的罚款。构成犯罪的，依法追究刑事责任。

第一百八十九条 证券交易所、证券公司、证券登记结算机构、证券交易服务机构、社会中介机构及其从业人员，或者证券业协会、证券监督管理机构及其工作人员，在证券交易活动中作出虚假陈述或者信息误导的，责令改正，处以三万元以上二十万元以下的罚款；属于国家工作人员的，还应当依法给予行政处分。构成犯罪的，依法追究刑事责任。

第一百九十条 违反本法规定，法人以个人名义设立帐户买卖证券的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；其直接负责的主管人员和其他直接责任人员属于国家工作人员的，依法给予行政处分。

第一百九十一条 综合类证券公司违反本法规定，假借他人名义或者以个人名义从事自营业务的，责令改正，没收违法所得，并处以违法所得一倍以上五倍

以下的罚款；情节严重的，停止其自营业务。

第一百九十二条 证券公司违背客户的委托买卖证券、办理交易事项，以及其他违背客户真实意思表示，办理交易以外的其他事项，给客户造成损失的，依法承担赔偿责任，并处以一万元以上十万元以下的罚款。

第一百九十三条 证券公司、证券登记结算机构及其从业人员，未经客户的委托，买卖、挪用、出借客户帐户上的证券或者将客户的证券用于质押的，或者挪用客户帐户上的资金的，责令改正，没收违法所得，处以违法所得一倍以上五倍以下的罚款，并责令关闭或者吊销责任人员的从业资格证书。构成犯罪的，依法追究刑事责任。

第一百九十四条 证券公司经办经纪业务，接受客户的全权委托买卖证券的，或者对客户买卖证券的收益或者赔偿证券买卖的损失作出承诺的，责令改正，处以五万元以上二十万元以下的罚款。

第一百九十五条 违反上市公司收购的法定程序，利用上市公司收购谋取不正当收益的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。

第一百九十六条 证券公司及其从业人员违反本法规定，私下接受客户委托买卖证券的，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。

第一百九十七条 证券公司违反本法规定，未经批准经营非上市挂牌证券的交易的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。

第一百九十八条 证券公司成立后，无正当理由超过三个月未开始营业的，或者开业后自行停业连续三个月以上的，由公司登记机关吊销其公司营业执照。

第一百九十九条 证券公司违反本法规定，超出业务许可范围经营证券业务的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。情节严重的，责令关闭。

第二百条 证券公司同时经营证券经纪业务和证券自营业务，不依法分开办理，混合操作的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；情节严重的，由证券监督管理机构撤销原核定的证券业务。

第二百零一条 提交虚假证明文件或者采取其他欺诈手段隐瞒重要事实骗取证券业务许可的，或者证券公司在证券交易中有严重违法行为，不再具备经营资格的，由证券监督管理机构取消其证券业务许可，并责令关闭。

第二百零二条 为证券的发行、上市或者证券交易活动出具审计报告、资产

评估报告或者法律意见书等文件的专业机构，就其所应负责的内容弄虚作假的，没收违法所得，并处以违法所得一倍以上五倍以下的罚款，并由有关主管部门责令该机构停业，吊销直接责任人员的资格证书。造成损失的，承担连带赔偿责任。构成犯罪的，依法追究刑事责任。

第二百零三条 未经证券监督管理机构批准，擅自设立证券登记结算机构或者证券交易服务机构的，由证券监督管理机构予以取缔，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。

证券登记结算机构和证券交易服务机构违反本法规定或者证券监督管理机构统一制定的业务规则的，由证券监督管理机构责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。情节严重的，责令关闭。

第二百零四条 证券监督管理机构对不符合本法规定的证券发行、上市的申请予以核准，或者对不符合本法规定条件的设立证券公司、证券登记结算机构或者证券交易服务机构的申请予以批准，情节严重的，对直接负责的主管人员和其他直接责任人员，依法给予行政处分。构成犯罪的，依法追究刑事责任。

第二百零五条 证券监督管理机构的工作人员和发行审核委员会的组成人员，不履行本法规定的职责，徇私舞弊、玩忽职守或者故意刁难有关当事人的，依法给予行政处分。构成犯罪的，依法追究刑事责任。

第二百零六条 违反本法规定，发行、承销公司债券的，由国务院授权的部门依照本法第一百七十五条、第一百七十六条、第二百零二条的规定予以处罚。

第二百零七条 违反本法规定，应当承担民事赔偿责任和缴纳罚款、罚金，其财产不足以同时支付时，先承担民事赔偿责任。

第二百零八条 以暴力、威胁方法阻碍证券监督管理机构依法行使监督检查职权的，依法追究刑事责任；拒绝、阻碍证券监督管理机构及其工作人员依法行使监督检查职权未使用暴力、威胁方法的，依照治安管理处罚条例的规定进行处罚。

第二百零九条 依照本法对证券发行、交易违法行为没收的违法所得和罚款，全部上缴国库。

第二百一十条 当事人对证券监督管理机构或者国务院授权的部门处罚决定不服的，可以依法申请复议，或者依法直接向人民法院提起诉讼。

第十二章 附 则

第二百一十一条 本法施行前依照行政法规已批准在证券交易所上市交易的证券继续依法进行交易。

本法施行前依照行政法规和国务院金融行政管理部门的规定经批准设立的证券经营机构，不完全符合本法规定的，应当在规定的限期内达到本法规定的要求。具体实施办法，由国务院另行规定。

第二百一十二条 本法关于客户交易结算资金的规定的实施步骤，由国务院另行规定。

第二百一十三条 境内公司股票供境外人士、机构以外币认购和交易的，具体办法由国务院另行规定。

第二百一十四条 本法自1999年7月1日起施行。

PRC, Securities Law

(Promulgated on 29 December 1998 and effective as of 1 July 1999.)

Table of Contents:

PART ONE: GENERAL PROVISIONS

Article 1: This Law is formulated in order to standardize the issuing and trading of securities, to protect the lawful rights and interests of investors, to safeguard the social and economic order and the public interest and to promote the development of the socialist market economy.

Article 2: This Law applies to the issuing and trading in China of shares, corporate bonds and such other securities as are lawfully recognized by the State Council. Securities not covered by this Law shall be governed by the Company Law and other laws and administrative regulations.

The issuing and trading of government bonds shall be separately provided for in laws and administrative regulations.

Article 3: The issuing and trading of securities must be carried out in line with the principle of openness, equitability and fairness.

Article 4: The parties involved in the issuing and trading of securities shall have equal legal status and adhere to the principle of voluntariness, compensation and good faith.

Article 5: The issuing and trading of securities must be conducted in accordance with laws and administrative regulations. Fraudulent and insider trading and manipulation of the securities trading market are prohibited.

Article 6: Securities business shall be engaged in and administrated as a business separate from banking business, trust business and insurance business. Securities companies shall be established independently from banking, trust and insurance business organizations.

Article 7: The State Council's securities regulatory authority shall implement centralized and unified regulation of the nationwide securities market according to law.

The State Council's securities regulatory authority may establish offices as necessary, in order to perform its regulatory functions as authorized.

Article 8: Subject to centralized and unified regulation by the State of securities issuing and trading activities, a Securities Association shall be established according to law to carry out self-regulation.

Article 9: The State audit authority shall supervise stock exchanges, securities companies, securities registration and clearing institutions and the securities regulatory authority, by means of auditing the same according to law.

PART TWO: ISSUING OF SECURITIES

Article 10: Public offers[1] of securities must meet the conditions prescribed in laws and administrative regulations and be reported according to law to the State Council's securities regulatory authority, or the department authorized by the State Council, for verification/examination and approval. No unit or individual may make a public offer[2] of securities if the same has not been verified/examined and approved according to law.

Article 11: Public offers1 of shares must be reported to the State Council's securities regulatory authority for verification and approval in accordance with the conditions set forth in the Company Law. The issuer must submit to the State Council's securities regulatory authority the application documents prescribed in the Company Law and the relevant documents specified by the said authority.

The issuing of corporate bonds must be reported to a department authorized by the State Council for examination and approval in accordance with the conditions set forth in the Company Law. The issuer must submit to the department authorized by the State Council the application documents prescribed in the Company Law and the relevant documents specified by the said department.

Article 12: The formats and submission methods of the application documents to be submitted by issuers in applying according to law to make a public offer2 of securities shall be prescribed by the authority or department responsible for verification/examination and approval according to law.

Article 13: The application documents for the issuing of securities submitted by issuers to the State Council's securities regulatory authority or the department authorized by the State Council must be truthful, accurate and complete.

Professional organizations and personnel that issue relevant documents for an issue of securities must strictly perform their statutory duties and warrant the truthfulness, accuracy and completeness of the documents that they issue.

Article 14: The State Council's securities regulatory authority shall establish an issuance examination commission to examine according to law applications to issue shares.

The issuance examination commission shall consist of professionals from the State Council's securities regulatory authority and other relevant specialists engaged from outside the said authority. The commission shall vote on applications to issue shares and state the opinion reached by it upon examination.

The specific method for forming the issuance examination commission, the term of office of its members and its working procedures shall be formulated by the State

Council's securities regulatory authority and submitted to the State Council for approval.

Article 15: The State Council's securities regulatory authority shall be responsible for the verification and approval of applications to issue shares in accordance with the statutory conditions. The verification and approval procedures shall be made public, and shall be subject to supervision according to law.

The persons involved in the verification and approval of applications to issue shares may not have a material connection with, or accept gifts from, the applicant, or hold shares for whose issuance the application for approval has been made or have any private contact with the applicant.

The examination and approval by the department authorized by the State Council of applications to issue corporate bonds shall be carried out by reference to the preceding two paragraphs.

Article 16: The State Council's securities regulatory authority or the department authorized by the State Council shall make a decision on application documents for the issuing of securities within three months from the date of receipt of the same. If the application documents are not approved upon verification/examination, the reason(s) shall be given.

Article 17: Once an application to issue securities has been approved upon verification/examination, the issuer shall announce the public offer2 documents prior to making the public offer2 of the securities, as prescribed in laws and administrative regulations, and make the said documents available for public inspection at the designated places.

Prior to the announcement according to law of the information that securities are to be issued, no informed person may announce or divulge such information.

Issuers may not issue securities before they announce the public offer2 documents.

Article 18: If the State Council's securities regulatory authority or the department authorized by the State Council discovers that a decision it has made to approve the issuing of securities does not conform to laws or administrative regulations, it shall revoke the decision. If the relevant securities have not yet been issued, issuing shall be discontinued. If the relevant securities have already been issued, the holders of the securities may require the issuer to refund their money at the issue price plus bank deposit interest for the same period.

Article 19: After shares have been issued according to law, the issuer shall itself be responsible for any change in its operation or earnings; and the investors shall themselves be responsible for any investment risks caused by such change.

Article 20: To issue new shares, listed companies must meet the conditions of the Company Law for the issue of new shares. Such share issues may take the form of a public offer or a rights issue to existing shareholders.

The proceeds of a share issue by a listed company must be used in accordance with the purpose of the funds as described in the share prospectus. Any change in the purpose of the funds described in the share prospectus must be approved by the shareholders' general meeting. If the purpose is changed without authorization and such change is not rectified, or not subsequently ratified by the shareholders' general meeting, no new shares may be issued.

Article 21: Securities companies shall adhere to laws and administrative regulations when distributing the securities issued to the public by issuers. Securities distribution business shall be carried out by the method of distribution on an agency basis or underwriting.

"Distribution of securities on an agency basis" means the method of distribution whereby the securities company sells securities as the agent of the issuer and, at the end of the distribution period, returns to the issuer all the securities that remain unsold.

"Underwriting of securities" means the method of distribution whereby the securities company purchases, pursuant to an agreement, all the securities issued by the issuer or whereby it purchases, at the end of the distribution period, all the securities that remain after the sale.

Article 22: An issuer that makes a public offer2 of securities has the right to independently select according to law a securities company to carry out distribution. Securities companies may not solicit securities distribution business by means of unfair competition.

Article 23: To distribute securities, the securities company shall enter into an agreement for distribution on an agency basis or an underwriting agreement with the issuer. Such agreement shall include the following:

1. the names and domiciles of the parties and the names of their legal representatives;
2. the class, quantity, amount and issuing price of the securities to be distributed on an agency basis or underwritten;
3. the period and the initial and final dates for distribution on an agency basis or underwriting;
4. the method and date of payment of the proceeds from distribution on an agency basis or underwriting;

5. the fee for distribution on an agency basis or underwriting and the method of settlement thereof;
6. liability for breach of contract; and
7. other matters prescribed by the State Council's securities regulatory authority.

Article 24: When distributing securities, securities companies must examine the truthfulness, accuracy and completeness of the public offer2 documents. If they find that such documents contain any falsehoods, misleading statements or major omissions, they may not carry out the sales activities. If the securities company has already begun to sell the securities, it must immediately discontinue the sales activities and adopt rectification measures.

Article 25: Securities to be offered[3] to the public with a total face value exceeding *Rmb* 50 million shall be distributed by a distribution syndicate. The distribution syndicate shall be composed of a securities company acting as lead distributor and of securities companies acting as participants in the distribution.

Article 26: The maximum period for distribution of securities on an agency basis or underwriting of securities shall be 90 days.

During the period of distribution on an agency basis or underwriting, securities companies shall ensure that the securities distributed on an agency basis or underwritten are first sold to subscribers. Securities companies may not first set aside for themselves securities which they distribute on an agency basis, or purchase in advance and retain securities which they have underwritten.

Article 27: When underwriting securities, securities companies shall report the details of the underwriting to the State Council's securities regulatory authority for the record within 15 days of expiration of the underwriting period.

When distributing securities on an agency basis, securities companies shall, in conjunction with the issuer, report the details of the distribution of securities on an agency basis to the State Council's securities regulatory authority for the record within 15 days of expiration of the period for distribution of securities on an agency basis.

Article 28: If shares are issued at a premium, the issuing price shall be determined through consultations between the issuer and the securities company handling the distribution and reported to the State Council's securities regulatory authority for verification and approval.

Article 29: Enterprises in China that intend to directly or indirectly issue securities outside China or to list their securities outside China must obtain approval therefor from the State Council's securities regulatory authority.

PART THREE: TRADING OF SECURITIES

Section One: General Regulations

Article 30: Securities purchased and sold according to law by the parties to a securities transaction must be securities that have been issued and delivered according to law.

Securities that have not been issued according to law may not be purchased and sold.

Article 31: Shares, corporate bonds and other securities issued according to law that are subject to legal restrictions on the period during which they may be transferred may not be purchased or sold during the restricted period.

Article 32: Shares, corporate bonds and other securities that have been lawfully approved for trading shall be quoted and traded on stock exchanges.

Article 33: Securities that are quoted on stock exchanges shall be traded by the method of public, centralized trading at competing prices.

Centralized competitive pricing for securities trading shall follow the principle of price precedence and time precedence.

Article 34: The securities purchased and sold by the parties to a securities transaction may be in the form of scripts or such other forms as prescribed by the State Council's securities regulatory authority.

Article 35: Securities trading shall take the form of spot transactions.

Article 36: Securities companies may not carry out trading on the margin, lend their clients' shares to others or use their clients' shares as collateral.

Article 37: The working personnel of stock exchanges, securities companies, securities registration and clearing institutions and the securities regulatory authority, and other persons prohibited by laws and administrative regulations from participating in share trading, may not, while in office or during the statutory period, hold, purchase or sell shares directly, under an assumed name or under the name of another. Such working personnel and persons also may not accept shares as gifts.

When anyone becomes a member of working personnel or a person as described in the preceding paragraph, he must transfer any existing shareholding according to law.

Article 38: Stock exchanges, securities companies and securities registration and clearing institutions must keep confidential the accounts opened for their clients according to law.

Article 39: Professional organizations and persons that issue documents such as audit reports, asset appraisal reports or legal opinions, etc. for a share issuance may not purchase or sell the shares in question during the distribution period for such shares and for a period of six months after the expiration thereof.

In addition to the provisions of the preceding paragraph, professional organizations and persons that issue documents such as audit reports, asset appraisal reports or legal opinions, etc. for listed companies may not purchase or sell the shares in question from the date on which they accept the appointment by the listed company until the sixth day after the said documents have been disclosed.

Article 40: The fees charged for securities trading must be reasonable. The fee items, fee standards and collection methods shall be made public.

The fee items, fee standards and administration methods for securities trading shall be centrally prescribed by the relevant administration department of the State Council.

Article 41: A shareholder that holds 5% of the shares issued by a company limited by shares shall report the same to the company within three days of the date on which the number of shares held by him reaches this percentage. The company must report the

same to the State Council's securities regulatory authority within three days of the date on which it receives the report. If the company is a listed company, it shall also report the matter to the stock exchange.

Article 42: If the shareholder described in the preceding article sells his shares in the said company within six months of purchase or repurchases his shares within six months after selling the same, the earnings so obtained by the shareholder shall belong to the company and be recovered by the board of directors of the company. However, a securities company that has a shareholding of not less than 5% due to purchase of the shares remaining after underwriting shall not be subject to such six month restriction when selling the said shares.

If the company's board of directors fails to comply with the provisions of the preceding paragraph, the other shareholders shall have the right to require the board of directors to comply.

If the company's board of directors fails to comply with the provisions of the first paragraph hereof and thereby causes the company to sustain losses, the directors responsible therefor shall bear joint and several liability for damages according to law.

Section Two: Listing of Securities

Article 43: When companies limited by shares apply for listing of their shares, they must report to the State Council's securities regulatory authority for verification and approval.

The State Council's securities regulatory authority may authorize the stock exchanges to verify and approve applications to list shares pursuant to the statutory conditions and the statutory procedures.

Article 44: The State encourages companies that conform to industrial policies and meet the conditions for listing to have their shares listed.

Article 45: When applying for a share listing to the State Council's securities regulatory authority, the following documents must be provided:

1. the listing report;
2. the resolution passed at the shareholders' general meeting concerning the listing application;
3. the company's articles of association;
4. the company's business licence;
5. the financial and accounting reports of the company for the last three years or since establishment, verified by the statutory verification authority;
6. a written legal opinion, and a letter of recommendation from a securities company; and
7. the most recent share prospectus.

Article 46: After an application to list shares has been verified and approved by the State Council's securities regulatory authority, the issuer shall submit the approval

document and the relevant documents specified in the preceding article to the stock exchange.

The stock exchange shall make arrangements for the listing and trading of the said shares within six months of the date of receipt of the documents specified in the preceding paragraph submitted by the issuer of the shares.

Article 47: After an application to list shares has been approved by the stock exchange, the listed company shall announce the relevant documents relating to the approved share listing five days prior to the listing and make such documents available for public inspection at the designated places.

Article 48: In addition to announcing the listing application documents specified in the preceding article, listed companies shall announce the following matters:

1. the date on which the shares are approved for trading on the stock exchange;
2. a list of the names and holdings of the ten shareholders who hold the largest numbers of shares in the company; and
3. the names of the directors, supervisors, manager and relevant senior management personnel, and particulars of their holdings of the company's shares and/or bonds.

Article 49: If listed companies cease to meet the conditions for listing prescribed in the Company Law, the listing of their shares shall be suspended or terminated.

Article 50: Companies that apply to list corporate bonds issued by them must obtain the approval of the State Council's securities regulatory authority.

The State Council's securities regulatory authority may authorize stock exchanges to verify and approve applications to list corporate bonds pursuant to the statutory conditions and the statutory procedures.

Article 51: Companies that apply to list their corporate bonds for trading must meet the following conditions:

1. the term of the corporate bonds is not less than one year;
2. the amount of corporate bonds actually issued is not less than *Rmb* 50 million; and
3. the company still meets the statutory conditions for the issuing of corporate bonds at the time of application for the listing of its bonds.

Article 52: When applying for a listing of corporate bonds to the State Council's securities regulatory authority, the following documents must be provided:

1. the listing report;
2. the resolution of the board of directors concerning the listing application;
3. the company's articles of association;
4. the company's business licence;
5. the method of offer of the corporate bonds; and
6. the number of corporate bonds actually issued.

Article 53: After an application to list corporate bonds has been verified and approved by the State Council's securities regulatory authority, the issuer shall submit the approval document and the relevant documents specified in the preceding Article to the stock exchange.

The stock exchange shall make arrangements for the listing and trading of the said bonds within three months of the date of receipt of the documents specified in the preceding paragraph submitted by the issuer of the bonds.

Article 54: After an application to list corporate bonds has been approved by the stock exchange, the issuer shall announce the corporate bond listing report, the approval document and the relevant listing application documents five days prior to the listing of the corporate bonds, and make its application documents available for public inspection at the designated places.

Article 55: After corporate bonds have been listed, the State Council's securities regulatory authority may decide to suspend their listing:

1. if the company commits a major illegal act;
2. if the company no longer meets the conditions for listing corporate bonds due to a major change in its circumstances;
3. if the proceeds of the corporate bond offer are not used for the purpose approved by the examination and approval authority;
4. if the company fails to perform its obligations under the method of offer of the corporate bonds; or
5. if the company has suffered continuous losses during the preceding two years.

Article 56: If a company is in the situation described in item (1) or (4) of the preceding article and the consequences are verified to be serious, or if a company is in the situation described in item (2), (3) or (5) of the preceding Article and fails to eliminate the same within a specified time limit, the State Council's securities regulatory authority shall decide to terminate the listing of the company's bonds.

If a company is dissolved, lawfully ordered to close down or declared bankrupt, the stock exchange shall terminate the listing of the company's bonds and report the same to the State Council's securities regulatory authority for the record.

Article 57: The State Council's securities regulatory authority may authorize stock exchanges to lawfully suspend or terminate the listing of shares or corporate bonds.

Section Three: Continuing Disclosure

Article 58: Pursuant to the Company Law, a share prospectus or the method of offer of corporate bonds must be announced where shares are issued according to law upon verification and approval by the State Council's securities regulatory authority or where corporate bonds are issued according to law upon approval by the department authorized by the State Council. When new shares or corporate bonds are issued according to law, financial and accounting reports must also be announced.

Article 59: The documents for the issuing and listing of shares or corporate bonds announced by companies must be truthful, accurate and complete. They may not contain any falsehoods, misleading statements or major omissions.

Article 60: Within two months of the date of conclusion of the first half of each fiscal year, companies whose shares or bonds have been listed shall submit to the State Council's securities regulatory authority and the stock exchange an interim report with the following contents, and announce the same:

1. the company's financial and accounting reports and business situation;
2. major litigation involving the company;
3. the particulars of any changes in the shares or corporate bonds already issued;
4. any major matters submitted for consideration by the shareholders' general meeting; and
5. other matters specified by the State Council's securities regulatory authority.

Article 61: Within four months of the last day of each fiscal year, companies whose shares or bonds have been listed for trading shall submit to the State Council's securities regulatory authority and the stock exchange an annual report with the following contents, and announce the same:

1. the company's general circumstances;
2. the company's financial and accounting reports and business situation;
3. the profiles and the details of the shareholdings of the directors, supervisors, manager and relevant senior management personnel;
4. the details of shares and corporate bonds already issued, including the name list of the ten shareholders who hold the largest number of shares in the company and the number of shares held by them; and
5. other matters specified by the State Council's securities regulatory authority.

Article 62: If a major event occurs which may have a relatively serious impact on the price at which a listed company's shares are traded and which is not known to the investors, the listed company shall immediately submit an ad hoc report on the details of such major event to the State Council's securities regulatory authority and the stock exchange, and announce the same. The report shall describe the nature of the matter.

For the purposes of the preceding paragraph, the term "major event" shall mean:

1. a major change in the company's business policies or scope of business;
2. a decision by the company concerning a major investment or major asset purchase;
3. conclusion by the company of a major contract which may have a major effect on the company's assets, liabilities, rights, interests or business results;
4. incurrence by the company of a major debt or default on a major debt;
5. incurrence by the company of a major deficit, or incurrence of a major loss exceeding not less than 10% of the company's net assets;

6. a major change in the external production or business conditions of the company;
7. a change in the chairman of the board, not less than one third of the directors or the manager of the company;
8. a relatively major change in the shareholding of a shareholder who holds not less than 5% of the company's shares;
9. a decision to reduce the company's capital, merge, divide or dissolve the company or file for bankruptcy;
10. major litigation involving the company and the court decides to lawfully revoke resolutions reached by the shareholders' general meeting or the board of directors' meeting; or
11. other events specified in laws or administrative regulations.

Article 63: If the share prospectus, method of offer of corporate bonds, financial or accounting report, listing report document, annual report, interim report or ad hoc report announced by an issuer or distributing securities company contains a falsehood, misleading statement or major omission and thereby causes investors to sustain losses in the course of securities trading, the issuer or distributing securities company shall be liable for damages and the responsible director(s), supervisor(s) and/or the manager of the issuer or distributing securities company shall be jointly and severally liable for such damages.

Article 64: Announcements mandated in laws or administrative regulations shall be published in the newspaper(s)/periodical(s) or the dedicated gazette specified by the relevant State authority. In addition, such announcements shall be made available for public inspection at the company's domicile and the stock exchange.

Article 65: The State Council's securities regulatory authority shall supervise the release of annual reports, interim reports, ad hoc reports and announcements of listed companies. The State Council's securities regulatory authority shall supervise the allotment of new shares or rights issues of listed companies.

The securities regulatory authority, the stock exchange, the distributing securities company or companies, and relevant persons may not divulge the contents of company announcements mandated by laws or administrative regulations before such announcements are made.

Article 66: When the State Council's securities regulatory authority cancels the listing qualification of a listed company that has committed a major illegal act or does not meet other listing conditions, it shall timely announce the same.

If a stock exchange makes a decision as specified in the preceding paragraph pursuant to its authorization, it shall timely announce the decision and report it to the State Council's securities regulatory authority for the record.

Section Four: Prohibited Trading Acts

Article 67: It is prohibited for informed persons with inside information on securities trading to use such inside information in carrying out securities trading.

Article 68: The following persons are informed persons with inside information on securities trading:

1. the directors, supervisors, manager, deputy managers and relevant senior management personnel of a company that has issued shares or corporate bonds;
2. shareholders who hold not less than 5% of the shares in a company;
3. the senior management personnel of the holding company of a company that has issued shares;
4. persons who are able to obtain relevant company information concerning the trading of its securities by virtue of their positions in the company;
5. the working personnel of the securities regulatory authority, and other persons that administrate securities trading pursuant to their statutory duties;
6. the relevant personnel of social intermediary organizations that participate in securities trading pursuant to their statutory duties and the relevant personnel of securities registration and clearing institutions and securities trading service organizations;
7. other persons specified by the State Council's securities regulatory authority.

Article 69: Inside information is information that, in the course of securities trading, has not yet been disclosed and concerns the company's business or financial affairs or may have a major effect on the market price of the company's securities.

The following information is inside information:

1. the major events described in the second paragraph of Article 62 hereof;
2. company plans concerning distribution of dividends or increase of registered capital;
3. major changes in the company's equity structure;
4. major changes in security for the company's debts;
5. any single mortgage, sale or write-off of a major asset used in the business of the company exceeding 30% of the said asset;
6. potential liability for major damages to be assumed as a result of an act committed by a company's director(s), supervisor(s), manager, deputy manager(s) or other senior management personnel;
7. plans concerning the takeover of listed companies;
8. other important information determined by the State Council's securities regulatory authority to have a marked effect on securities trading prices.

Article 70: No informed person with knowledge of inside information on securities trading or other person who has illegally obtained inside information may purchase or sell securities of the company on which he has inside information, divulge such information or counsel another person to purchase or sell such securities.

Where this Law contains other provisions concerning the purchase of shares of a listed company by a shareholder who holds not less than 5% of such company's shares, such provisions shall apply.

Article 71: It is prohibited for anyone to obtain improper benefits or to transfer risks to others in any of the following ways:

1. carrying out combined or successive sales or purchases by building up an advantage in terms of funds or shareholdings or using one's advantage in terms of information, thereby manipulating securities trading prices, whether independently or in collusion;
2. collaborating with another person to mutually trade securities at a prearranged time, price and method or to mutually buy and sell securities not held by the parties to the transaction, thereby affecting the price or volume of securities traded;
3. buying or selling securities from or to oneself without transfer of ownership of the securities by means of making oneself the other party to the transaction, thereby affecting the price or volume of securities traded; or
4. manipulating securities trading prices by other methods.

Article 72: It is prohibited for working personnel of the State, working personnel of the news media and relevant persons to fabricate and disseminate false information, thereby seriously affecting securities trading.

It is prohibited for stock exchanges, securities companies, securities registration and clearing institutions, securities trading service organizations, social intermediary organizations, the Securities Association and the securities regulatory authority, and their working personnel, to make false statements or give misleading information in the course of securities trading.

Securities trading information disseminated by any mass medium must be truthful and objective. All mass media are prohibited from disseminating misleading information on securities trading.

Article 73: It is prohibited for securities companies and their working personnel to commit the following fraudulent acts in the course of securities trading that are detrimental to the interests of their clients:

1. purchase or sale of securities on behalf of a client in violation of the client's instructions;
2. failure to provide a client with written confirmation of a transaction within the prescribed period;
3. misappropriation of securities entrusted by a client for purchase or sale, or of funds in a client's account;
4. purchase or sale of securities in a client's account for one's own purposes, or purchase or sale of securities on one's own account under a client's name;
5. enticing a client to make an unnecessary purchase or sale of securities in order to obtain commission revenue;

6. other acts contrary to a client's authentic declaration of intention or acts detrimental to a client's interests.

Article 74: In the course of securities trading, it is prohibited for legal persons to open accounts and purchase or sell securities in the name of an individual.

Article 75: In the course of securities trading, it is prohibited for anyone to misappropriate public funds to purchase or sell securities.

Article 76: State-owned enterprises and enterprises where State-owned assets constitute a controlling interest may not speculate in listed shares.

Article 77: If stock exchanges, securities companies, securities registration and clearing institutions, securities trading service organizations, social intermediary organizations and their working personnel discover any prohibited trading acts in the course of securities trading, they shall timely report such acts to the securities regulatory authority.

PART FOUR: TAKEOVER OF LISTED COMPANIES

Article 78: Listed companies may be taken over by means of takeover by offer or takeover by agreement.

Article 79: If, through securities trading at a stock exchange, an investor holds 5% of the shares issued by a listed company, the investor shall, within three days of the date on which such shareholding becomes a fact, submit a written report to the State Council's securities regulatory authority and the stock exchange, notify the listed company and make an announcement. During the period specified above, the investor may not continue to purchase or sell shares in the listed company.

Once an investor holds 5% of the shares issued by a listed company, he shall, pursuant to the provisions of the preceding paragraph, report and make an announcement of each 5% increase or decrease in the issued shares he holds in the listed company through securities trading on a stock exchange. During the reporting period, and for two days following the report and announcement, the investor may not continue to purchase or sell shares in the listed company.

Article 80: Written reports and announcements made in accordance with the provisions of the preceding article shall include the following:

1. the name and domicile of the shareholder;
2. the description and quantity of the shares held; and
3. the date on which the shareholding or the increase or decrease in the shareholding reached the statutory percentage.

Article 81: If, through securities trading on a stock exchange, an investor holds 30% of the issued shares of a listed company and continues to buy up such shares, the investor shall issue a takeover offer to all the shareholders of the listed company according to law, unless he is exempted from such obligation by the State Council's securities regulatory authority.

Article 82: When issuing a takeover offer pursuant to the preceding article, the purchaser must first submit a report on the takeover of the listed company to the State Council's securities regulatory authority. The report shall contain the following particulars:

1. the name and domicile of the purchaser;
2. the decision of the purchaser concerning the takeover;
3. the name of the listed company targeted;
4. the purpose of the takeover;
5. a detailed description of the shares bought up and the number of shares scheduled to be bought up;
6. the term and price of the takeover;
7. the amount and guaranteed availability of the funds required for the takeover; and
8. the ratio between the total number of issued shares of the target company and the number of such shares held at the time of submission of the takeover report.

The purchaser shall simultaneously submit a copy of the company takeover report specified in the preceding paragraph to the stock exchange.

Article 83: The purchaser shall announce his takeover offer 15 days after the date on which he submits the listed company takeover report pursuant to the preceding article.

The term of a takeover offer shall be not less than 30 and not more than 60 days.

Article 84: During the term of a takeover offer, the purchaser may not revoke his takeover offer.

If, during the term of a takeover offer, the purchaser needs to change any item in the takeover offer, he must submit a report to the State Council's securities regulatory authority and the stock exchange in advance. If approved, the purchaser shall make an announcement.

Article 85: The conditions of takeover set forth in the takeover offer shall apply to all shareholders of the target company.

Article 86: If, upon expiration of the takeover offer, the number of shares in the target company held by the purchaser has reached not less than 75% of the total number of issued shares of the company, the listing on the stock exchange of the shares of such listed company shall be terminated.

Article 87: If, upon expiration of the takeover offer, the number of shares in the target company held by the purchaser has reached not less than 90% of the total number of issued shares of the company, the remaining holders of shares in the target company shall have the right to sell their shares on the same conditions as those of the takeover offer, and the purchaser must buy up the same.

If, upon completion of the takeover, the target company no longer meets the conditions prescribed in the Company Law, it shall change its enterprise form according to law.

Article 88: In the case of takeover by offer, during the term of the takeover offer, the purchaser may not purchase or sell shares in the target company by any method other than that prescribed in, or on any conditions other than those of, the offer.

Article 89: In the case of takeover by agreement, the purchaser may effect the equity transfer by entering into an agreement with the shareholders of the target company, as prescribed in laws and administrative regulations.

When a listed company is taken over by agreement, the purchaser must, within three days after the agreement is reached, submit a written report on the takeover agreement to the State Council's securities regulatory authority and the stock exchange, and make an announcement.

The takeover agreement may not be performed until the announcement has been made.

Article 90: In the case of takeover by agreement, the parties to the agreement may on an ad hoc basis entrust a securities registration and clearing institution with custody of the shares transferred pursuant to the agreement and with deposit of the funds with the designated bank.

Article 91: During the takeover of a listed company, the shares in such company which are held by the purchaser of the listed company may not be transferred for six months following the completion of the takeover.

Article 92: Where someone acquires shares in a company through a takeover offer or takeover agreement and closes down the company so taken over, the takeover constitutes a merger and the existing shares in the company closed down shall be replaced according to law by the purchaser.

Article 93: After the conclusion of the takeover of a listed company, the purchaser shall, within 15 days, report the particulars of the takeover to the State Council's securities regulatory authority and the stock exchange, and make an announcement.

Article 94: Where the takeover of a listed company involves shares held by a State-authorized investment organization, the approval of the relevant authority in charge must be obtained in accordance with State Council regulations.

PART FIVE: STOCK EXCHANGES

Article 95: Stock exchanges are non-profit legal persons that provide sites for the centralized trading of securities at competing prices.

The establishment and dissolution of stock exchanges shall be decided on by the State Council.

Article 96: To establish a stock exchange, a constitution must be formulated.

The formulation and amendment of the constitution of a stock exchange shall be subject to the approval of the State Council's securities regulatory authority.

Article 97: Stock exchanges must include the words "stock exchange" in their names. No other unit and no individual may use the name "stock exchange" or a similar name.

Article 98: The fee revenue which stock exchanges may dispose of by themselves shall first be used to ensure the normal operation and gradual improvement of the stock exchange and its facilities.

The amounts accumulated by a stock exchange shall belong to its members. The rights and interests in the stock exchange shall be enjoyed jointly by its members. Accumulated amounts may not be distributed to the members while the stock exchange is in existence.

Article 99: A stock exchange shall have a board of governors.

Article 100: A stock exchange shall have a general manager, who shall be appointed and removed by the State Council's securities regulatory authority.

Article 101: The persons described in Article 57 of the Company Law and the following persons may not serve as responsible persons of stock exchanges:

1. responsible persons of stock exchanges or securities registration and clearing institutions, and directors, supervisors and managers of securities companies, who were removed from office due to a violation of the law or a breach of discipline, where not more than five years have elapsed since the date of their removal from office;
2. lawyers, registered accountants, and professional personnel of statutory asset appraisal organizations or verification organizations, whose qualifications were cancelled due to a violation of the law or a breach of discipline, where not more than five years have elapsed since the date of cancellation.

Article 102: Working personnel of stock exchanges, securities registration and clearing institutions or securities companies who were dismissed for violating the law or breaching discipline, and working personnel of State authorities who were punished by dismissal, may not be employed as working personnel of stock exchanges.

Article 103: Only securities companies that are members of a stock exchange may enter that stock exchange to participate in centralized trading at competing prices.

Article 104: Investors shall open a securities trading account with a securities company, and shall instruct, in writing, by telephone or otherwise, the securities company with which they have the account to purchase and sell securities on their behalf.

Investors who purchase and sell securities through securities companies with which they have an account shall adopt the method of instruction to buy and sell at market prices or instruction to buy and sell subject to price limits.

Article 105: Securities companies shall declare orders in accordance with the rule of time precedence and participate in centralized trading at competing prices in the stock exchange, as instructed by investors. Securities registration and clearing institutions

shall effect the clearing and settlement of securities and funds based on the transactions concluded and in accordance with the rules for clearing and settlement, and carry out procedures for registration of the change in ownership of the securities.

Article 106: When securities companies purchase securities upon instruction or on their own account, they may not resell such securities on the same day.

Article 107: Stock exchanges shall ensure that the centralized trading at competing prices is organized fairly and shall timely announce quotations concerning the securities trading. They shall compile securities market quotation tables for each day of trading, and announce the same.

Article 108: Stock exchanges shall handle the suspension, resumption or termination of listings of shares or corporate bonds in accordance with laws and administrative regulations. The specific measures shall be formulated by the State Council's securities regulatory authority.

Article 109: If a sudden event affecting the normal conduct of securities trading occurs, stock exchanges may effect a technical suspension of trading. Stock exchanges may decide to temporarily suspend the market if a sudden event of force majeure occurs or in order to protect the normal order of securities trading.

When stock exchanges effect a technical suspension of trading or decide to provisionally suspend the market, they must timely report the same to the State Council's securities regulatory authority.

Article 110: Stock exchanges shall implement real-time monitoring of the securities trading conducted on the exchange, and shall report any unusual trading as required by the State Council's securities regulatory authority.

Stock exchanges shall supervise the disclosure of information by listed companies to ensure listed companies timely and accurately disclose information according to law.

Article 111: Stock exchanges shall allocate a certain percentage of their transaction levies, membership levies and seat levies to establish a risk fund. The risk fund shall be managed by the board of governors of the stock exchange.

The specific percentages of allocations to, and measures for the use of, the risk fund shall be specified by the State Council's securities regulatory authority in conjunction with the State Council's finance department.

Article 112: Stock exchanges shall deposit the trading guarantee deposits collected by them and the risk fund in dedicated accounts with their banks, and may not use the same without authorization.

Article 113: Stock exchanges shall, pursuant to securities laws and administrative regulations, formulate specific rules for centralized securities trading at competing prices, stock exchange membership rules and operational rules for the working personnel of the stock exchange, and submit the same to the State Council's securities regulatory authority for approval.

Article 114: If, in carrying out duties related to securities trading, the responsible persons and other working personnel of stock exchanges discover that a material relationship with themselves or any of their relatives is involved, they shall withdraw.

Article 115: The transaction results of trading that has been conducted in accordance with trading rules formulated according to law may not be changed. Traders may not be released from the civil liability incurred as a result of their violation of rules during trading. Gains obtained from trading against the rules shall be dealt with pursuant to the relevant regulations.

Article 116: If persons engaged in securities trading inside a stock exchange violate the trading rules of the stock exchange, the stock exchange shall impose disciplinary punishments. If the circumstances are serious, the offenders' qualifications shall be revoked and they shall be barred from entering the exchange to carry out securities trading.

PART SIX: SECURITIES COMPANIES

Article 117: No one may engage in securities business without the approval of the State Council's securities regulatory authority.

Article 118: For the purposes of this Law, "securities companies" means limited liability companies or companies limited by shares which have been established pursuant to the Company Law and have obtained approval to engage in securities business pursuant to the preceding article.

Article 119: The State administrates securities companies according to a classification scheme which divides securities companies into comprehensive securities companies and brokerage securities companies. Their operating licences shall be issued by the State Council's securities regulatory authority pursuant to these classifications.

Article 120: Securities companies must include the words "securities limited liability company" or "securities company limited by shares" in their names.

Brokerage securities companies must include the word "brokerage" in their names.

Article 121: To be established, a comprehensive securities company must meet the following conditions:

1. to have a minimum registered capital of *Rmb* 500 million;
2. to have main management personnel and working personnel who are qualified to engage in securities business;
3. to have a fixed place of business and up-to-standard trading facilities; and
4. to have a comprehensive management system and a standardized management structure for the separation of business on its own account and brokerage business.

Article 122: The minimum registered capital of brokerage securities companies is *Rmb* 50 million. The main management personnel and working personnel of such companies must be qualified to engage in securities business. The said companies must have a fixed place of business, up-to-standard trading facilities and a comprehensive management system.

Article 123: The establishment or closure of branches, change in the scope of business, registered capital or articles of association, and the merger, division, change in

corporate nature or dissolution of securities companies shall be subject to approval by the State Council's securities regulatory authority.

Article 124: The total amount of external liabilities of a securities company may not exceed the prescribed multiple of its net assets, and the total amount of its current liabilities may not exceed a fixed percentage of its total current assets. The specific multiples, percentages and administrative measures shall be specified by the State Council's securities regulatory authority.

Article 125: The persons described in Article 57 of the Company Law and the following persons may not serve as the directors, supervisors or managers of securities companies:

1. responsible persons of stock exchanges or securities registration and clearing institutions, and directors, supervisors and managers of securities companies, who were removed from office due to a violation of the law or a breach of discipline, where not more than five years have elapsed since the date of their removal from office;
2. lawyers, registered accountants, and professional personnel of statutory asset appraisal organizations or verification organizations, whose qualifications were cancelled due to a violation of the law or a breach of discipline, where not more than five years have elapsed since the date of cancellation.

Article 126: Working personnel of stock exchanges, securities registration and clearing institutions or securities companies who were dismissed for violating the law or breaching discipline, and working personnel of State authorities who were dismissed by way of punishment, may not be employed as working personnel of securities companies.

Article 127: Working personnel of State authorities, and other persons prohibited by laws and administrative regulations from concurrently holding positions in companies, may not concurrently hold positions in securities companies.

No director, supervisor, manager or member of the working personnel of a securities company may concurrently hold a post in another securities company.

Article 128: Securities companies shall make allocations to a trading risk reserve from their annual after-tax profits. The reserve shall be used to make up losses from securities trading. The specific allocation percentage shall be specified by the State Council's securities regulatory authority.

Article 129: Comprehensive securities companies may engage in the following securities business:

1. securities brokerage business;
2. securities business on own account;
3. securities distribution business; and
4. other securities business approved by the State Council's securities regulatory authority.

Article 130: Brokerage securities companies are permitted to engage only in securities brokerage business.

Article 131: Securities companies shall, pursuant to the lines of business specified in the preceding two articles, submit an application for their scope of business to the State Council's securities regulatory authority for verification and approval.

No securities company may engage in securities business or other business outside its approved scope of business.

Article 132: Comprehensive securities companies must conduct their brokerage business separately from business operated on their own account. The business personnel and financial accounts for each such type of business must be kept separate.

Clients' transaction clearing funds must be deposited in full with a designated commercial bank, and shall be credited to and managed as individual accounts. The misappropriation of a client's transaction clearing funds is strictly forbidden.

Article 133: The flow of bank funds into the stock market against regulations is prohibited.

When carrying out business on own account, securities companies must use funds owned by the securities company itself and/or funds which they have raised according to law.

Article 134: Business on the own account of securities companies must be conducted in their own names. Such business may not be conducted in the name of another or in the name of an individual.

No securities company may lend its account for business carried out on own account to another for use.

Article 135: Securities companies shall have the lawful right to operate independently, and their lawful operations shall not be interfered with.

Article 136: If the registered capital of a securities company falls below the amount required to engage in the relevant business as prescribed herein, the State Council's securities regulatory authority shall revoke its approval of the relevant scope of business.

Article 137: Securities companies that, in the course of securities trading, act as agents for clients in buying and selling securities and engage in intermediary business are securities brokers with the status of a legal person.

Article 138: When handling brokerage business, securities companies must open separate securities accounts and funds accounts for their clients. They shall manage the securities and funds delivered by their clients under separate accounts and truthfully record transactions. They may not make sham entries.

To open accounts, clients must hold lawful evidence to show that they are Chinese citizens or Chinese legal persons.

Article 139: When handling brokerage business, securities companies shall make available uniform printed securities sale and purchase instruction forms for use by instructing parties. If instructions are given in other ways, a record must be kept thereof.

The records of clients' instructions to purchase or sell securities shall be kept by the securities company for the prescribed period, irrespective of whether or not any transactions are concluded.

Article 140: When a securities company accepts an instruction to purchase or sell securities, it shall purchase or sell securities as an agent in accordance with the trading rules and on the basis of the description of the securities, the purchase or sales quantity, the method of bidding, the price range, etc. set forth in the instruction form. After the transaction has been concluded, a transaction report shall be drawn up according to regulations and delivered to the client.

Account statements confirming trading acts and their transaction results which are drawn up in the course of securities trading must be truthful. Such statements shall be verified on a transaction by transaction basis by an examiner other than the person handling the transaction, in order to ensure that the book securities balance is the same as the number of securities actually held.

Article 141: Securities sold by a securities company upon acceptance of an instruction must be securities that have actually been deposited in the client's securities account. Securities companies may not lend their clients' shares to others or use their clients' shares as collateral.

Securities purchased by a securities company upon acceptance of an instruction must be paid for using funds that have actually been deposited in the client's fund account. Securities companies may not carry out trading on the margin.

Article 142: When handing brokerage business, securities companies may not accept unlimited authorizations to decide on the purchase or sale of securities, choose the types of securities or decide on the quantities to be purchased or sold or the purchase or sales price.

Article 143: Securities companies may not give any form of commitment to clients concerning earnings from the purchase or sale of securities or compensation for losses from the purchase or sale of securities.

Article 144: Securities companies and their working personnel may not privately accept instructions from a client to purchase or sell securities that has not gone through the company's place of business established according to law.

Article 145: If, in the course of securities trading activities, a member of the working personnel of a securities company violates the trading rules on the instructions of his securities company or by using his position, the securities company to which such person belongs shall bear full liability therefor.

PART SEVEN: SECURITIES REGISTRATION AND CLEARING INSTITUTIONS

Article 146: Securities registration and clearing institutions are non-profit legal persons that provide centralized registration, custody and clearing services for securities trading.

The establishment of securities registration and clearing institutions shall be subject to approval by the State Council's securities regulatory authority.

Article 147: To be established, a securities registration and clearing institution shall meet the following conditions:

1. it has its own funds of not less than *Rmb* 200 million;
2. it has the necessary site and facilities for securities registration, custody and clearing services;
3. its main management personnel and working personnel are qualified to engage in securities business; and
4. other conditions specified by the State Council's securities regulatory authority.

The names of securities registration and clearing institutions shall include the words "securities registration and clearing".

Article 148: Securities registration and clearing institutions shall perform the following functions:

1. the establishment of securities accounts and clearing accounts;
2. the custody and transfer of ownership of securities;
3. the registration of the names of the holders of securities;
4. the clearing and delivery of listed securities traded on the stock exchange;
5. the allotment of securities rights and interests upon entrustment by the issuer;
6. the handling of inquiries concerning the above-mentioned business; and
7. other business approved by the State Council's securities regulatory authority.

Article 149: A nationwide, centralized, unified method of operation shall be used for the registration and clearing of securities.

The articles of association and business rules of securities registration and clearing institutions shall be formulated according to law and be subject to approval by the State Council's securities regulatory authority.

Article 150: A holder of listed securities shall place all such securities in the custody of a securities registration and clearing institution before trading the same.

Securities registration and clearing institutions may not pledge or lend their clients' securities to others.

Article 151: Securities registration and clearing institutions shall furnish the issuers of securities with the name lists of, and relevant information concerning, the holders of their securities.

On the basis of the results of securities registration and clearing, securities registration and clearing institutions shall confirm the fact that particular securities are held by particular holders and provide registered information on the holders of the securities.

Securities registration and clearing institutions shall ensure the truthfulness, accuracy and completeness of the name lists of the holders of securities and the records of registration of change in ownership. Such name lists and records may not be forged, altered or destroyed.

Article 152: Securities registration and clearing institutions shall adopt the following measures to ensure the normal operation of business:

1. to have the necessary service equipment and comprehensive data security and protection measures;
2. to have established comprehensive management systems for business, financial affairs and security; and
3. to have established comprehensive risk management systems.

Article 153: Securities registration and clearing institutions shall properly preserve their records and the original evidence relating to custody and clearing. Important original evidence shall be kept for a period of not less than 20 years.

Article 154: Securities registration and clearing institutions shall establish clearing risk funds, and deposit the money therein in a dedicated account at a designated bank. Clearing risk funds shall be applied to the losses of securities registration and clearing institutions caused by technical failures, operational errors or force majeure.

Securities clearing risk funds shall be allocated from the business revenue and earnings of securities registration and clearing institutions, and may be collected from securities companies as a fixed percentage of the volume of their securities trading business.

The methods of raising and managing securities clearing risk funds shall be specified by the State Council's securities regulatory authority in conjunction with the State Council's financial department.

Article 155: The money in securities clearing risk funds shall be managed as allocated money.

After a securities registration and clearing institution has paid compensation from the risk fund, it shall seek recourse against the responsible person(s).

Article 156: Applications by securities registration and clearing institutions for their dissolution shall be subject to approval by the State Council's securities regulatory authority.

PART EIGHT: SECURITIES TRADING SERVICE ORGANIZATIONS

Article 157: There may be established professional securities consulting organizations and credit-rating institutions, as may be required for securities investment and trading business. The establishment conditions, examination and approval procedures and business rules for securities investment consulting organizations and credit-rating institutions shall be prescribed by the State Council's securities regulatory authority.

Article 158: The working personnel of professional securities investment consulting organizations and credit-rating institutions must have professional knowledge of securities and have not less than two years' working experience in the securities business. The State Council's securities regulatory authority shall formulate standards and administrative measures for the determination of the qualification of such personnel to engage in securities business.

Article 159: The working personnel of securities investment consulting organizations may not commit the following acts:

1. investing in securities as an agent for an entrusting party;
2. agreeing with an entrusting party to share earnings or losses from securities investment;
3. purchasing or selling the shares of listed companies to which the consulting organization provides services; or
4. other acts prohibited by laws or administrative regulations.

Article 160: Professional securities investment consulting organizations and credit-rating institutions shall charge service fees in accordance with the standards or charging methods prescribed by the relevant administrative department of the State Council.

Article 161: Professional organizations and professionals that issue documents such as audit reports, asset appraisal reports or legal opinions, etc. for the issuance or listing of securities or securities trading activities must issue such reports in accordance with the working procedures prescribed in the rules of their profession. They shall check and verify the truthfulness, accuracy and completeness of the contents of reports issued by them and shall bear joint and several liability for the parts of such reports for which they are responsible.

PART NINE: SECURITIES ASSOCIATION

Article 162: The Securities Association is the self-regulating organization for the securities industry and is a social organization with the status of a legal person.

Securities companies must join the Securities Association.

The organ of authority of the Securities Association shall be the members' general assembly, composed of all of the members.

Article 163: The charter of the Securities Association shall be formulated by its members' general assembly and submitted to the State Council's securities regulatory authority for the record.

Article 164: The Securities Association shall perform the following functions:

1. to assist the securities regulatory authority in educating and arranging for members to implement laws and administrative regulations concerning securities;
2. to safeguard the lawful rights and interests of members according to law and to report members' opinions and requests to the securities regulatory authority;
3. to collate and process information on securities and provide services to members;
4. to formulate rules to be complied with by the members, to arrange for vocational training for the working personnel of its members and to organize business exchanges among members;

5. to mediate in the event of disputes between members or between members and their clients;
6. to make arrangements for research by members into the development, operation and relevant contents of securities business;
7. to supervise and inspect members' acts and to impose disciplinary punishments in accordance with regulations on any member that violates laws, administrative regulations or the charter of the Association; and
8. other functions granted by the State Council's securities regulatory authority.

Article 165: The Securities Association shall have a board of governors. The members of the board of governors shall be elected as prescribed in the charter.

PART TEN: SECURITIES REGULATORY AUTHORITY

Article 166: The State Council's securities regulatory authority shall regulate the securities market according to law. It shall safeguard the order of the securities market and ensure the lawful operation of the same.

Article 167: The State Council's securities regulatory authority shall perform the following functions in the course of regulating the securities market:

1. to formulate rules and regulations concerning regulation of the securities market according to law and to lawfully exercise its right to carry out examination/verification and approval;
2. to regulate according to law the offering[4], trading, registration, custody and clearing of securities;
3. to regulate according to law the securities business activities of the issuers of securities, listed companies, stock exchanges, securities companies, securities registration and clearing institutions, securities investment fund management institutions, securities investment consulting organizations, credit-rating institutions, and those law firms, accounting firms and asset appraisal organizations which practice securities business;
4. to formulate according to law the qualification standards and code of conduct for persons engaged in securities business, and to supervise the implementation of the same;
5. to supervise and inspect according to law the disclosure of information in connection with securities offering4 and trading;
6. to direct and supervise the activities of the Securities Association according to law;
7. to investigate and deal with violations of laws and administrative regulations concerning the regulation of the securities market, according to law; and
8. other functions specified in laws and administrative regulations.

Article 168: When performing its functions according to law, the State Council's securities regulatory authority shall have the right to adopt the following measures:

1. to enter the site at which an illegal act has been committed to investigate and obtain evidence;
2. to question the persons concerned and the units and individuals connected with the event under investigation, and to require them to give explanations concerning matters connected with the event under investigation;
3. to inspect and take copies of the securities trading records, records of registration of change in ownership, financial and accounting information and other relevant documents and information of the persons concerned and the units and individuals connected with the event under investigation, and to seal up documents and information that might be removed or concealed; and
4. to examine the fund accounts and securities accounts of the persons concerned and the units and individuals connected with the event under investigation, and, if there is evidence to substantiate signs that illegally obtained funds or securities have been removed or concealed, to apply to the judicial authorities to freeze the same.

Article 169: When working personnel of the State Council's securities regulatory authority carry out supervision, inspection or investigation during the lawful performance of their duties, they shall produce the relevant documentation and be obligated to maintain the confidentiality of the commercial secrets of units and individuals learned by them.

Article 170: The working personnel of the State Council's securities regulatory authority must perform their duties faithfully, carry out their work according to law and be impartial and honest. They may not use their positions to obtain improper gains.

Article 171: When the State Council's securities regulatory authority is performing its functions according to law, the units and individuals being inspected or investigated shall cooperate and truthfully provide the relevant documents and information. Such units and individuals may not refuse to cooperate, obstruct inspection or investigation or conceal relevant documents or information.

Article 172: The rules and regulations and the regulatory work systems formulated according to law by the State Council's securities regulatory authority must be made public.

Decisions to impose penalties for illegal acts involving securities that are made by the State Council's securities regulatory authority on the basis of the results of its investigations must be made public.

Article 173: If, during the performance of its functions according to law, the State Council's securities regulatory authority suspects that an illegal act involving securities discovered by it may constitute a criminal offence, it shall hand the case over to the judicial authorities for them to handle.

Article 174: The working personnel of the State Council's securities regulatory authority may not simultaneously hold positions in the organizations regulated.

PART ELEVEN: LEGAL LIABILITY

Article 175: Anyone who offers1 securities without verification/examination and approval by the statutory authority or who offers1 securities with sham offering4 documents shall be ordered to halt the offering4 and refund the proceeds of the offer together with bank deposit interest for the same period, and shall pay a fine of not less than 1% and not more than 5% of the amount of the illegal offer proceeds. The persons in charge who are directly responsible therefor and the other directly responsible persons shall be warned, and fined not less than *Rmb* 30,000 and not more than *Rmb* 300,000. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 176: If a securities company distributes or deals as an agent in securities that were issued without verification/examination and approval, the securities regulatory authority shall halt the distribution or dealing, confiscate the illegal income and impose a fine of not less than the amount of and not more than five times the illegal income. The persons in charge who are directly responsible therefor and the other directly responsible persons shall be warned, and fined not less than *Rmb* 30,000 and not more than *Rmb* 300,000. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 177: If the issuer of securities that were listed upon approval pursuant to this Law fails to disclose information in accordance herewith or the information disclosed contains a falsehood, misleading statement or major omission, the securities regulatory authority shall order rectification and impose a fine of not less than *Rmb* 300,000 and not more than *Rmb* 600,000 on the issuer. The persons in charge who are directly responsible therefor and the other directly responsible persons shall be warned, and fined not less than *Rmb* 30,000 and not more than *Rmb* 300,000. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

If an issuer as described in the preceding paragraph fails to announce its listing documents or to submit the relevant reports on schedule, the securities regulatory authority shall order rectification and impose a fine of not less than *Rmb* 50,000 and not more than *Rmb* 100,000 on the issuer.

Article 178: If anyone illegally establishes a stock exchange, the securities regulatory authority shall close down the same, confiscate any illegal income and impose a fine of not less than the amount of and not more than five times the illegal income. If there is no illegal income, a fine of not less than *Rmb* 100,000 and not more than *Rmb* 500,000 shall be imposed. The persons in charge who are directly responsible therefor and the other directly responsible persons shall be warned, and fined not less than *Rmb* 30,000 and not more than *Rmb* 300,000. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 179: If anyone establishes a securities company and operates securities business without having obtained approval and an operating licence, the securities regulatory authority shall halt such activity, confiscate any illegal income and impose a fine of not less than the amount of and not more than five times the illegal income.

If there is no illegal income, a fine of not less than *Rmb* 30,000 and not more than *Rmb* 100,000 shall be imposed. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 180: If anyone who is prohibited by laws or administrative regulations from participating in share trading holds, purchases or sells shares directly, under an assumed name or in the name of another, he shall be ordered to dispose of the illegal shareholding according to law. The illegal income shall be confiscated, and a fine of not more than the value of the shares purchased or sold shall be imposed. If the offender is a member of the working personnel of the State, administrative punishment shall additionally be imposed according to law.

Article 181: If a member of the working personnel of a stock exchange, securities company, securities registration and clearing institution, securities trading service organization, the Securities Association or the securities regulatory authority willfully provides false information, forges, alters or destroys trading records or deceives investors into purchasing or selling shares, his professional qualification shall be cancelled and a fine of not less than *Rmb* 30,000 and not more than *Rmb* 50,000 shall be imposed. If the offender is a member of the working personnel of the State, administrative punishment shall additionally be imposed according to law. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 182: If a professional organization or person that issues documents such as audit reports, asset valuation reports or legal opinions for a share issuance or listing purchases or sells shares in violation of Article 39 hereof, it/he shall be ordered to dispose of the illegally obtained shares according to law, the illegal income shall be confiscated and a fine of not more than the value of the shares purchased or sold shall be imposed.

Article 183: If, prior to the announcement of information that may affect the issuance or trading of securities or other information that may have a major effect on the price of securities, an informed person with knowledge of inside information on securities trading or a person who has illegally obtained knowledge of inside information on securities trading purchases or sells such securities, divulges such information or counsels another person to purchase or sell such securities, the securities illegally obtained shall be ordered to be disposed of according to law and the illegal income shall be confiscated. In addition, a fine of not less than the amount of and not more than five times the illegal income, or a fine of not more than the value of the securities illegally purchased or sold, shall be imposed. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

If a member of the working personnel of the securities regulatory authority carries out insider trading, he shall be punished severely.

Article 184: If anyone violates Article 71 hereof by manipulating securities trading prices or fabricating sham securities trading prices or securities trading volumes and thereby obtains improper profits or transfers risks to others, the illegal income shall be confiscated and a fine of not less than the amount of and not more than five times the

illegal income shall be imposed. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 185: If anyone violates this Law by misappropriating public funds to purchase or sell securities, the illegal income shall be confiscated, and a fine of not less than the amount of and not more than five times the illegal income shall be imposed. If the offender is a member of the working personnel of the State, administrative punishment shall additionally be imposed according to law. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 186: If a securities company violates this Law by selling securities for a client that are not actually in the client's account or by purchasing securities on the margin for a client, the illegal income shall be confiscated and a fine equal to the value of the securities illegally purchased or sold shall be imposed. The persons in charge who are directly responsible therefor and the other directly responsible persons shall be warned, and fined not less than *Rmb* 30,000 and not more than *Rmb* 300,000. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 187: If a securities company violates this Law by purchasing securities upon a client's instruction or on its own account and selling such securities on the same day, the illegal income shall be confiscated and a fine of not less than 5% and not more than 20% of the amount of the illegal securities transaction shall be imposed.

Article 188: Anyone who fabricates and disseminates false information that affects securities trading and disturbs the order of the securities trading market shall be fined not less than *Rmb* 30,000 and not more than *Rmb* 200,000. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 189: If a stock exchange, securities company, securities registration and clearing institution, securities trading service organization, social intermediary organization, the Securities Association, the securities regulatory authority or a member of their working personnel makes a false statement or gives misleading information in the course of securities trading, the offender shall be ordered to rectify the matter and fined not less than *Rmb* 30,000 and not more than *Rmb* 200,000. If the offender is a member of the working personnel of the State, administrative punishment shall additionally be imposed according to law. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 190: If a legal person violates this Law by opening an account to deal in securities in the name of an individual, it shall be ordered to rectify the matter, the illegal income shall be confiscated and a fine of not less than the amount of and not more than five times the illegal income shall be imposed. If the persons in charge who are directly responsible therefor and the other directly responsible persons of the legal person are members of the working personnel of the State, administrative punishment shall additionally be imposed according to law.

Article 191: If a comprehensive securities company violates this Law by engaging in business on its own account using the name of another or the name of an individual, it shall be ordered to rectify the matter, the illegal income shall be confiscated, and a

fine of not less than the amount of and not more than five times the illegal income shall be imposed. If the circumstances are serious, its business for own account shall be stopped.

Article 192: If a securities company deals in securities or handles trading matters contrary to a client's instructions, or handles non-trading matters contrary to the client's authentic declaration of intention, and the client sustains losses thereby, the securities company shall be liable for damages according to law and be fined not less than *Rmb* 10,000 and not more than *Rmb* 100,000.

Article 193: If a securities company, securities registration and clearing institution or a member of their working personnel purchases or sells securities in a client's account without the client's instructions, or misappropriates or lends securities in a client's account, or pledges a client's securities or misappropriates the funds in a client's account, it shall be ordered to rectify the matter, the illegal income shall be confiscated, a fine of not less than the amount of and not more than five times the illegal income shall be imposed, and the securities company or securities registration and clearing institution shall be ordered to close down or the professional qualification certificates of the responsible persons shall be revoked. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 194: If, when handling brokerage business, a securities company accepts unlimited authorization by a client to purchase or sell securities or gives a commitment to a client concerning earnings from the purchase or sale of securities or compensation for losses from the purchase or sale of securities, it shall be ordered to rectify the matter and fined not less than *Rmb* 50,000 and not more than *Rmb* 200,000.

Article 195: If any entity violates the statutory procedures for the takeover of listed companies by using the takeover of a listed company to seek improper earnings, the offender shall be ordered to rectify the matter, the illegal income shall be confiscated and a fine of not less than the amount of and not more than five times the illegal income shall be imposed.

Article 196: If a securities company or a member of its working personnel violates this Law by privately accepting instructions from a client to purchase or sell securities, the illegal income shall be confiscated and a fine of not less than the amount of and not more than five times the illegal income shall be imposed.

Article 197: If a securities company violates this Law by engaging without approval in the trading of unlisted securities, it shall be ordered to rectify the matter, the illegal income shall be confiscated, and a fine of not less than the amount of and not more than five times the illegal income shall be imposed.

Article 198: If, after a securities company has been established, it fails to commence business within three months without justifiable grounds or, after having commenced business, voluntarily suspends business for a continuous period of not less than three months, its corporate business licence shall be revoked by the company registry.

Article 199: If a securities company violates this Law by engaging in securities business outside its scope of business, it shall be ordered to rectify the matter, the illegal income shall be confiscated, and a fine of not less than the amount of and not

more than five times the illegal income shall be imposed. If the circumstances are serious, the securities company shall be ordered to close down.

Article 200: If a securities company that operates both securities brokerage business and securities business on its own account fails to keep each such type of business separate according to law and operates them together, it shall be ordered to rectify the matter, the illegal income shall be confiscated, and a fine of not less than the amount of and not more than five times the illegal income shall be imposed. If the circumstances are serious, the securities regulatory authority shall revoke the original approval of the securities business.

Article 201: If any entity submits sham supporting documents or uses other fraudulent means to conceal major facts and thus fraudulently obtains a securities business operating licence, or if a securities company commits a serious illegal act in the course of securities trading and is no longer qualified to operate such business, the securities regulatory authority shall cancel its securities business operating licence and order it to close down.

Article 202: If a professional organization that issues documents such as audit reports, asset appraisal reports or legal opinions, etc. for the issuance or listing of securities or securities trading activities puts falsehoods in the contents for which it is responsible, the illegal income shall be confiscated, a fine of not less than the amount of and not more than five times the illegal income shall be imposed, and the relevant authority in charge shall order the said organization to suspend business and revoke the qualification certificates of the persons directly responsible therefor. If the presence of falsehoods causes losses, joint and several liability for damages shall be borne. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 203: If a securities registration and clearing institution or a securities trading service organization is established without the approval of the securities regulatory authority, the securities regulatory authority shall close down the same, confiscate the illegal income and impose a fine of not less than the amount of and not more than five times the illegal income.

If a securities registration and clearing institution or a securities trading service organization violates this Law or the business rules centrally formulated by the securities regulatory authority, the securities regulatory authority shall order rectification, confiscate the illegal income, and impose a fine of not less than the amount of and not more than five times the illegal income. If the circumstances are serious, the securities regulatory authority shall order the securities registration and clearing institution or securities trading service organization to close down.

Article 204: If the securities regulatory authority approves an application to offer2 or list securities that does not comply with this Law or approves an application to establish a securities company, securities registration and clearing institution or securities trading service organization that does not meet the conditions specified herein, and the circumstances are serious, the persons in charge who are directly responsible therefor and the other directly responsible persons shall be given

administrative punishments according to law. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 205: If a member of the working personnel of the securities regulatory authority or a member of the issuance examination commission fails to perform his duties as specified in this Law, practices graft, is derelict in his duties or willfully creates difficulties for the relevant parties concerned, administrative punishment shall be imposed according to law. If the matter constitutes a criminal offence, criminal liability shall be pursued according to law.

Article 206: If anyone offers1 or distributes corporate bonds in violation of this Law, the department authorized by the State Council shall impose penalties in accordance with Articles 175, 176 and 202 hereof.

Article 207: If the property of anyone who has violated this Law and who therefore bears civil liability for damages and is required to pay a fine is insufficient to pay both the damages and the fine, such person shall first bear the civil liability for damages.

Article 208: If anyone, by violence or duress, obstructs the securities regulatory authority in the lawful exercise of its regulatory and inspection functions and powers, his criminal liability shall be pursued according to law. If anyone prevents or obstructs the securities regulatory authority or its working personnel from or in lawfully exercising their regulatory and inspection functions and powers without resorting to violence or duress, such person shall be punished in accordance with the Law and Order Administration Penal Regulations.

Article 209: Illegal income from, and fines for, illegal acts of offering4 and trading of securities which are confiscated and imposed pursuant to this Law shall all be paid into the State treasury.

Article 210: If a person concerned is dissatisfied with a punishment decision of the securities regulatory authority or the department authorized by the State Council, such person may apply for review or directly institute proceedings in a people's court according to law.

PART TWELVE: SUPPLEMENTARY PROVISIONS

Article 211: Securities whose listing on a stock exchange was approved pursuant to administrative regulations prior to the implementation of this Law shall continue to be traded according to law.

Securities houses which were established upon approval pursuant to administrative regulations and regulations of the State Council's administrative department in charge of finance prior to the implementation of this Law and which do not fully comply with the provisions hereof must meet the requirements specified herein within the specified time limit. The State Council shall separately formulate implementing measures therefor.

Article 212: The State Council shall separately specify the steps required to implement the provisions hereof concerning the funds for clearing of clients' transactions.

Article 213: Specific measures in respect of shares of companies in China which are to be subscribed and traded in foreign currencies by persons and organizations outside China shall be separately formulated by the State Council.

Article 214: This Law shall be implemented as of 1 July 1999.

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关于进一步促进境外上市公司规范运作和深化改革的意见

1999年3月29日，国家经济贸易委员会　中国证券监督管理委员会

境外上市公司（以下简称公司）是到境外募集资本的公司，是现代企业制度的一种组织形式，在公司治理结构和信息披露等方面有较高的要求。目前，大多数公司在制度创新和转换经营机制方面取得了进展，但也有一些公司的经营机制转换没有完全到位，在规范运作及内部管理等方面存在问题。为进一步促进公司严格遵循境内外有关法律和法规，切实履行对投资者的持续责任，树立公司在境内外资本市场的良好形象，现对公司规范运作和深化改革提出以下意见：

一、公司的经营机构与控股机构必须分开

公司必须按现代企业制度的要求理顺公司管理体制。公司和控股机构（指对公司控股的具有法人资格的公司、企事业单位，下同）必须各自独立核算，独立承担责任和风险。控股机构主要通过股东会以法定程序对公司行使股东权利。公司的机构，特别是董事会、经理层、财务、营销等机构应独立于控股机构；凡是目前没有独立的，必须在1999年底前分开。控股机构的内设机构与公司的相应部门没有上下级关系，前者不得通过下发文件等形式影响公司机构的独立性。

控股机构向公司派出股权代表依法进入董事会。控股机构的高级管理人员（董事长、副董事长、执行董事）兼任公司董事长、副董事长、执行董事职务的人数不得超过二名，且必须分清各自职务的职责，承担所兼职务的法定责任和行使所兼职务的法定权利，并保证有足够的时间和必要的知识能力承担公司的工作。控股机构的管理人员不得兼任公司经理、副经理、财务主管、营销主管和董事会秘书。

二、进一步深化控股机构和公司的改组工作

国有控股机构的主要业务和资产已纳入公司的，控股机构的职能要逐步划转或合并到其他国有法人实体。除公司业务外还拥有其它资产和业务的控股机构，应减少与公司的关联交易，避免同业竞争。

要逐步分离控股机构的办社会职能以及非经营性资产，通过拍卖、并购、移交地方政府、纳入当地社会保障体系等方式实现社会化经营。对于目前难以彻底分离

的，要制定严格的管理办法，保证在财务和人员等方面与公司分开。

分离公司办社会职能以及非经营性资产，要严格执行上市重组时公司与控股机构所签订的协议；对分离不彻底的，要继续分离，限期完成。新上市的公司应在上市前制订分离办社会职能以及非经营性资产的具体方案，有关遗留问题要明确解决的办法和责任，否则不予批准上市。各级政府及有关部门要采取积极措施，支持公司和控股机构的改组工作。

三、明确公司决策程序，强化董事责任

公司必须在公司章程中明确决策程序，不能以非股东大会的任何形式代替股东大会进行决策。公司也不得以其他形式（如联席会议等）代替董事会进行决策。凡须经公司董事会决策的重大事项，必须按法定时间事先通知所有执行董事及外部董事（指不在公司内部任职的董事，下同），并同时提供足够的资料，严格按照规定的程序进行。董事可要求提出补充材料。当1/4以上董事或2名以上外部董事认为资料不充分或论证不明确时，可联名提出缓开董事会或缓议董事会所议的部分事项，董事会应予以采纳。

公司董事负有诚信义务，应当勤勉尽责。董事应当以认真负责的态度出席董事会，对所议事项表达明确的意见。董事无法出席董事会，不得转让其表决权，可以书面形式委托其他董事代为出席，但要独立承担法律责任。凡未按法定程序形成经董事签字的书面决议，即使每一位董事都以不同方式表示过意见，亦不具有董事会决议的法律效力。董事会的决议违反法律、行政法规和公司章程，投赞成票的董事应承担直接责任；对经证明在表决时曾表明异议并记载于会议记录的投反对票的董事，可以免除责任；对在表决中投弃权票或未出席也未委托他人出席的董事不得免除责任；对在讨论中明确提出异议但在表决中未明确投反对票的董事，也不得免除责任。董事会要对会议所议事项及决议进行完整记录。董事会秘书要认真组织记录和整理会议所议事项，并在决议上签字，承担准确记录的责任。

四、强化董事会的战略决策功能，积极利用好社会咨询力量

公司董事会要集中精力组织研究公司的长远发展战略，可根据需要成立战略决策、审计等专业性的委员会。公司在作出有关市场开发、兼并收购、新领域投资等方面的决策前，对投资额或兼并收购资产额达到公司总资产10％以上的项目，应聘

请社会咨询机构提供专业意见，作为董事会决策的重要依据。

五、保持公司高级管理人员的稳定，提高公司高级管理人员素质

公司高级管理人员（指董事、监事、经理、副经理、财务主管和董事会秘书，下同）的选举、委派或聘任，应严格按照《中华人民共和国公司法》（以下简称《公司法》）和《到境外上市公司章程必备条款》（以下简称《必备条款》）的有关规定执行。如无特殊原因，有关高级管理人员在公司章程要求的任期内不得随意变动；若变动，必须履行法定的手续和程序，向社会公众披露，并报中国证监会备案。对经营业绩突出的公司，董事长、经理应相对稳定。

公司董事会和经理层应具备合理的知识结构，应吸收在发展战略、财务、营销、技术开发以及法律等方面的专业人才。公司董事长、经理、财务主管、董事会秘书应参加中国证监会认定的境外上市相关知识的培训并通过任职资格考试。公司要立足境内和境外人才市场，择优聘任财务、市场开拓、技术开发等高级管理人员。

六、逐步建立健全外部董事和独立董事制度

公司应增加外部董事的比重。董事会换届时，外部董事应占董事会人数的1／2以上，并应有2名以上的独立董事（独立于公司股东且不在公司内部任职的董事，下同）。外部董事应有足够的时间和必要的知识能力以履行其职责。外部董事履行职责时，公司必须提供必要的信息资料。独立董事所发表的意见应在董事会决议中列明。公司的关联交易必须由独立董事签字后方能生效。2名以上的独立董事可提议召开临时股东大会。独立董事可直接向股东大会、中国证监会和其他有关部门报告情况。

七、加强公司监事会的建设

公司要不断强化监事会的功能，明确监事会的职责和权限，制定监事会的具体工作规则和议事程序，避免监事会流于形式。公司监事会的首要职责是检查公司财务，有了解和查询公司经营情况的权利，可按规定程序向董事会秘书及财务部门索要有关材料，并承担相应的保密义务。监事会可对公司聘用会计师事务所发表建议，可在必要时以公司名义另行委托会计师事务所独立审查公司财务，可直接向中国证监会及其他有关部门报告情况。国家有关部门可委托公司监事会对特定的事项进行调查。公司应增加外部监事（不在公司内部任职的监事，下同）的比重。如果公司

监事会换届，外部监事应占监事会人数的1/2以上，并应有2名以上的独立监事（独立于公司股东且不在公司内部任职的监事）。公司外部监事应向股东大会独立报告公司高级管理人员的诚信及勤勉尽责表现。

八、充分发挥董事会秘书的作用

公司董事会秘书由董事会委任，经董事会授权负责协调和组织公司的信息披露工作，负责与投资者、证券监管机构、新闻媒体的联络工作。公司董事会及经理层要注意增强公司透明度，积极支持董事会秘书履行职责，并在工作机构及人员配备方面给予必要的保证。

九、探索对公司高级管理人员的激励办法

公司可从自身经营特点出发，将公司高级管理人员的物质利益与公司业绩联系起来，根据收入公开、提高透明度的原则，设计各具特色的分配和奖励办法。经股东大会同意，公司可采取适当的形式，对公司高级管理人员及在技术创新、经营风险大、挑战性强且绩效易于考核的岗位上的有特殊贡献的人员进行奖励。

十、深化公司内部改革

公司要防止和改变重筹资、轻转制的倾向，要根据市场竞争的要求，组织生产经营活动，深化内部改革，转换经营机制，建立科学有效的管理制度。

公司可自主决定内部机构设置和招工的条件、方式、数量与时间。公司依照法律、法规和公司章程，可实行经济性裁员，解除与职工签订的劳动合同；可辞退、开除职工。

公司要取消“干部”和“工人”的称谓，打破“干部”和“工人”的身份界限和岗位界限，不得套用政府机关的行政级别。对管理人员要实行竞争上岗、淘汰下岗。

公司自主决定年度工资总额和内部分配办法。

公司必须按照国家有关规定实行住房制度改革，停止对职工福利分房。公司要参加社会保障制度的改革，按照国家有关规定办理职工的养老、失业、医疗等项保险。

十一、政企分开，规范股东与公司的出资关系

解除公司与政府部门的行政隶属关系，公司与政府部门在资产、财务、人员管

理等方面要彻底脱钩。政府部门不得干预公司的生产经营管理，不得向公司收缴任何形式的管理费或监管费。

行使公司国家股股权的机构或公司国有法人股的持股机构委派的股东代表，要按照法律规定的程序出席股东大会，依法行使权利。任何股东机构及其委派的代表不得越过股东大会干预公司的生产经营管理、任免公司的高级管理人员，不得对公司股东大会人事选举决议和董事会人事聘任决议履行批准手续。

Translation

Opinions on Further Promotion of the Standardization of Overseas Listed Companies and Deepening Reform

On March 29, 1999
By State Economy and Trade Commission and China Securities Regulatory Commission

Overseas listed companies (hereinafter referred to as the Company) refer to the companies with capital financed from overseas and the same belongs to a type of organization in modern enterprise system. There exist higher demands in company operation structure and information disclosure. At present, most companies have made progress in system innovation and transition of operation system. However, still some other companies have failed to reform their operation systems adequately; problems concerning standardized operation and internal management still exist. In order to promote strict observance of relevant laws and regulations at home and abroad by these companies, faithfully perform the sustained duties for the investors and build up a positive image of the companies in the capital markets at home and abroad, we hereby propose the following opinions concerning standardization of company operation and deepening reform:

I. The operation organ of the company must be separated from its share-holding organ.

The company must clear up its management system in accordance with the requirements of modern enterprise system. The company and the share-holding organ (i.e. companies of legal entity, enterprises and institutions that hold the company shares) must have their respective independent accounting and bear their respective risks and responsibilities independently. The share-holding organ exercises its shareholder's right mainly through the shareholders' meeting by legal procedures. The company organs, particularly Board of Directors, management, financial and marketing organs, shall be independent from the share-holding organ. The separation must be done before the end of 1999. The internal organs of the shareholding organ have no subordination relation with corresponding organs of the Company; the former must not interfere with the independence of the organs in the Company by means of issuing documents.

The shareholding organ shall send its representative to the company to enter the Board of Directors. The number of senior management staff (Chairman of Board, Deputy Chairman of Board, Managing Director) of the shareholding organ who concurrently act as Chairman of Board, Deputy Chairman of Board, Managing Director in the Company must not exceed two. The duties of the respective positions must be clearly defined. Such persons must bear the legal responsibility of their concurrent posts and exercise the legal rights of their concurrent posts

They must also ensure sufficient time and necessary knowledge to perform the work in the Company. The management staff of the shareholding organs must not concurrently act as the manager, deputy manager, financial director, marketing director and secretary of Board of Directors.

II. Further deepening the restructuring of shareholding organ and of the Company

If the major business and assets of state-owned shareholding organ has been assimilated into the Company, the function of the shareholding organ shall gradually be merged into other state-owned legal entities. If the shareholding organ has other assets and business besides the business in the Company, it shall reduce its business similar to that of the Company so as to avoid competition.

The social function and the non-business assets of the shareholding organs shall be gradually separated. Auction, merger, purchasing, transferring to local government and assimilated to local security system shall be adopted to achieve socialized operation. Should the separation be difficult at present, strict management measures must be formulated to ensure the separation of finance and personnel from the Company.

In the separation of social function and non-business assets of the Company, the agreement signed by the Company and the shareholding organ at the time of restructuring for listing must be strictly performed. The separation shall be carried through until it is completed within the time limit. The newly listed companies shall draw up specific plans for separating the social function and non-business assets before listing. Relevant problems left behind shall have definite measures and responsibilities for solution; otherwise, the listing shall not be approved. Government authorities at different levels and competent authorities shall take effective measures to support the restructuring of the Company and the shareholding organ.

III. Clarifying company decision-making procedure and strengthening directors' responsibility

The Company must define solution procedures in its Articles of Association; no other means shall be used for decision-making other than shareholders' meeting. The Company must not make a decision by means other than by Board of Directors. As for all major issues to be decided by means of Board of Director resolution, all managing directors and external directors (i.e. directors not holding a position in the Company) must be informed within the time limits provided by law and be supplied with sufficient information. The provided procedures must also be strictly observed. The directors can demand supplementary information. Should over 1/4 of the directors or more than 2 external directors believe that the information is insufficient or that the argumentation is indefinite, they can jointly propose to suspend the Board meeting or part of the agendas of the Board

meeting, which shall be adopted by the Board.

The directors of the Company shall bear the responsibility for creditability and diligence. The directors shall be present at the Board meeting earnestly and express definite opinions on the agendas. Should the director fail to be present at the Board meeting, he must not transfer his voting rights, but he can entrust other directors to attend the meeting by means of a written power of attorney and bear independent legal responsibilities. Any written resolutions signed by the directors in the absence of legal procedures shall not have the legal force of Board of Directors resolution, even if every director has expressed his opinion in various ways. Should the resolution by Board of Director violates laws, administrative rules and Articles of Association, the directors who vote for such resolution shall bear direct responsibilities; the directors who have verifiable objection in voting and whose objection vote has been recorded in meeting minute shall be exempt from responsibilities; the directors who have renounced their votes or who fail to be present or entrust others to be present at the meeting shall not be exempt from responsibilities; the directors who have expressed objection in discussion but fail to vote definitely against the resolution shall not be exempt from responsibilities. The Board of Directors shall make complete record of the agendas and resolutions of the meeting. The secretary of the Board shall carefully organize the recording and clearing up of the agendas, sign on the resolution and bear the responsibility of correct recording.

IV. Strengthening the Board's function of strategic decision-making and actively utilizing social consulting force

The Board of Directors of the Company must focus on the long-range development strategy of the Company and can establish specialized committees on strategic decision-making and auditing on need. Before making decisions on market development, merger / acquisition, investment in new areas, should the projects with investment or merger/acquisition assets account for over 10% of its total assets, the Company shall seek professional opinion from social advisory organization as a major basis for Board resolution.

V. Keeping a stable senior management staff and enhancing the quality of senior management personnel

The election, appointment or employment of senior management staff of the Company (i.e. directors, supervisors, managers, deputy managers, financial director and secretary of Board) shall strictly abide by relevant provisions in the Company Law of the P.R.C. (hereinafter referred to as the Company Law) and Essential Provisions for Articles of Association of Companies Listed Overseas (hereinafter referred to as the Essential Provisions). Should there be no particular reasons, relevant senior management staff must not be altered at discretion in the

service term stipulated in the Articles of Association. In case of any alteration, legal procedures and formalities must be performed and the alteration must be disclosed to public and reported to China Securities Regulatory Commission for file. The Chairman of Board and manager of companies with outstanding performance shall remain stable.

The Board of Directors and the management of the Company shall be up to reasonable knowledge structure and shall absorb professionals in development strategy, finance, marketing, technical development and law. The Chairman of Board, manager, financial director, secretary of Board shall take part in training on relevant knowledge required for listing overseas approved by China Securities Regulatory Commission and pass qualification tests. The Company shall base itself upon domestic and foreign talent market and select excellent senior management personnel in finance, market exploitation, technical development, etc.

VI. Gradually establishing and strengthening external director and independent director system

The Company shall increase the proportion of external directors. By the expiration time of the Board, the external directors shall account for over 1/2 of the Board of Directors and there shall be over 2 independent directors (i.e. directors who stand independently from shareholders of the Company and who occupy no position in the Company). The external directors shall have sufficient time and knowledge to perform their duties. The Company must provide necessary information to external directors for performing the duty. The opinions by independent directors shall be stated in the resolutions of Board of Directors. The related transactions of the Company must be signed by independent directors before taking effect. More than 2 independent directors can convene a temporary shareholders' meeting. Independent directors can directly report to shareholders' meeting, China Securities Regulatory Commission and other relevant authorities.

VII. Enhancing the construction of Board of Supervisors of the Company

The Company shall constantly enhance the function of board of supervisors, define the functions and powers of board of supervisors, establish specific regulations and by-laws of board of supervisors and avoid formalization of board of supervisors. The primary function of board of supervisors shall be examining the company finance, understanding and inquiring about the company operation. The board of supervisors can require relevant information from secretary to Board and financial department according to procedures stipulated and shall bear relevant confidential obligation. The board of supervisors can advise the Company on designating certified public accountants, entrust other certified public accountants firm to carry out independent auditing on the company finance

in the Company's name and directly report to China Securities Regulatory Commission and other relevant authorities. Relevant state authorities can entrust the board of supervisors of the Company to investigate certain issues. The Company shall increase the proportion of external supervisors (i.e. supervisors who occupy no position in the Company). By the expiration time of the board of supervisors, the external supervisors shall account for over 1/2 of the board of supervisors and there shall be over 2 independent supervisors (i.e. supervisors who stand independently from shareholders of the Company and who occupy no position in the Company). The external supervisors of the Company shall independently report to shareholders' meeting on the credibility and diligence of senior management staff of the Company.

VIII. Fully displaying the function of secretary to Board

The secretary to Board shall be appointed and authorized by Board of Directors to be responsible for coordinating and organizing company information disclosure and to coordinate with investors, securities regulatory organization and mass media. The Board of Directors and the management shall be concerned about the transparency of the Company, actively support the secretary to perform his duties and ensure necessary organizational and personnel assistance.

IX. Exploring incentive measures for senior management staff

The Company shall associate the material benefits of senior management personnel with the company achievement by starting from its business features and shall design characteristic distribution and rewarding measures on the principle of open income and high transparency. Upon the approval by shareholders' meeting, the Company can adopt appropriate measures to reward senior management staff and those with special contributions in technical innovation and those in high operation risk, highly challenging and easily evaluated positions.

X. Deepening the internal reform of the Company

The Company shall guard against the tendency of over-emphasizing financing and neglecting system change. In accordance with the need of the market competition, the Company shall organize production and operation activities, deepen internal reform, convert operation system and establish scientific and efficient management system.

The Company can decide on the setup of internal structure and the conditions, measures, quantity and time of employment at its own discretion. The Company can execute economical lay-offs, cancel labor contracts signed with employees, dismiss and discharge employees according to laws, regulations and Articles of

Association.

The Company shall abolish such terms as "cadres" and "workers" and break the identity and position limits of "cadres" and "workers". Nor shall the administrative grades of governmental organizations be employed. The management staff shall compete for positions.

The Company shall decide on the total salary and internal distribution measure at its own discretion.

The Company must perform housing reform according to relevant regulations of the state and stop welfare housing. The Company shall participate in social security system reform and handle employees' pension, unemployment and medical insurance according to relevant regulations of the state.

XI. Separating the government administration from the enterprise; standardizing the investment relation between shareholders and the Company

The administrative subordination relation between the Company and government authorities shall be terminated. The Company must be completely independent from government authorities in assets, finance, personnel management, etc. The government authorities must not interfere with the production, operation and management of the Company and must not charge the Company any form of management fee or supervision fee.

Shareholder's representative authorized by the organizations exercising state stock rights or the shareholding organization of state legal entity shares shall be present at shareholders' meeting to exercise their rights according to procedures stipulated by law. Any shareholders' organization and its authorized representatives must not go beyond the shareholders' meeting to interfere with the production, operation and management of the Company, appoint and dismiss senior management staff of the Company, or to perform approval formalities on personnel election resolution of the shareholders' meeting of the Company or resolution on the personnel appointment by Board of Directors.

Arbitration Law of the People's Republic of China

(Adopted at the 8th Session of the Standing Committee of the 8thNational People's Congress and Promulgated on August 31, 1994)

Whole document
Arbitration Law of the People's Republic of China
(Adopted at the 8th Session of the Standing Committee of the 8th National People's Congress and Promulgated on August 31, 1994)

Chapter I General Provisions

Article 1

This Law is formulated in order to ensure that economic disputes shall be impartially and promptly arbitrated, to protect the legitimate rightsand interests of the relevant parties and to guarantee the healthy development of the socialist market conomy.

Article 2

Disputes over contracts and disputes over property rights and interests between citizens, legal persons and other organizations as equal subjects of law may be submitted to arbitration.

Article 3

The following disputes shall not be submitted to arbitration:

1. disputes over marriage, adoption, guardianship, child maintenance and inheritance; and
2. administrative disputes falling within the jurisdiction of the relevant administrative organs according to law.

Article 4

The parties adopting arbitration for dispute settlement shall reach an arbitration agreement on a mutually voluntary basis. An arbitration commission shall not accept an application for arbitration submitted by one of the parties in the absence of an arbitration agreement.

Article 5

A people's court shall not accept an action initiated by one of the parties if the parties have concluded an arbitration agreement, unless the arbitration agreement is invalid.

Article 6

An arbitration commission shall be selected by the parties by agreement.

The jurisdiction by level system and the district jurisdiction system shall not apply in arbitration.

Article 7

Disputes shall be fairly and reasonably settled by arbitration on the basis of facts and in accordance with the relevant provisions of law.

Article 8

Arbitration shall be conducted in accordance with the law, independentof any intervention by administrative organs, social organizations orindividuals.

Article 9

The single ruling system shall be applied in arbitration. The arbitration commission shall not accept any application for arbitration,nor shall a people's court accept any action submitted by the party in respect of the same dispute after an arbitration award has already been given in relation to that matter.

If the arbitration award is canceled or its enforcement has been disallowed by a people's court in accordance with the law, the parties may, in accordance with a new arbitration agreement between them in respect of the dispute, re-apply for arbitration or initiate legal proceedings with the people's court.

Chapter II Arbitration Commissions and Arbitration Association

Article 10

Arbitration commissions may be established in the municipalities directly under the Central Government, in the municipalities where the people's governments of provinces and autonomous regions are located or, if necessary, in other cities divided into districts. Arbitration commissions shall not be established at each level of the administrative divisions.

The people's governments of the municipalities and cities specified in the above paragraph shall organize the relevant departments and the Chamber of Commerce for the formation of an arbitration commission.

The establishment of an arbitration commission shall be registered with the judicial administrative department of the relevant province, autonomous region or municipalities directly under the Central Government.

Article 11

An arbitration commission shall fulfil the following conditions:

1. it must have its own name, domicile and Articles of Association;

2. it must possess the necessary property;

3. it must have its own members; and

4. it must have arbitrators for appointment.

The articles of association of the an arbitration commission shall be formulated in accordance with this Law.

Article 12

An arbitration commission shall comprise a chairman, two to four vice-chairmen and seven to eleven members.

The chairman, vice-chairmen and members of an arbitration commission must be persons specialized in law, economic and trade and persons who have actual working experience. The number of specialists in law, economic and trade shall not be less than two-thirds of the members of an arbitration association.

Article 13

The arbitration commission shall appoint fair and honest person as its arbitrators.

Arbitrators must fulfil one of the following conditions:

1. they have been engaged in arbitration work for at least eight years;

2. they have worked as a lawyer for at least eight years;

3. they have been a judge for at least eight years;

4. they are engaged in legal research or legal teaching and in senior positions; and

5. they have legal knowledge and are engaged in professional work relating to economics and trade, and in senior positions or of the equivalent professional level.

The arbitration commission shall establish a list of arbitrators according to different professionals.

Article 14

Arbitration commissions are independent of administrative organs and there are no subordinate relations with any administrative organs nor between the different arbitration commissions.

Article 15

The China Arbitration Association is a social organization with the status of a legal person. Arbitration commissions are members of the China Arbitration Association. The Articles of

Association of the China Arbitration Association shall be formulated by the national general meeting of the members.

The China Arbitration Association is an organization in charge of self-regulation of the arbitration commissions. It shall conduct supervision over the conduct (any breach of discipline) of the arbitration commissions and their members and arbitrators in accordance with its articles of association.

The China Arbitration Association shall formulate Arbitration Rules in accordance with this Law and the Civil Procedure Law.

Chapter III Arbitration Agreement

Article 16

An arbitration agreement shall include the arbitration clauses provided in the contract and any other written form of agreement concluded before or after the disputes providing for submission to arbitration.

The following contents shall be included in an arbitration agreement:

1. the expression of the parties' wish to submit to arbitration;
2. the matters to be arbitrated; and
3. the Arbitration Commission selected by the parties.

Article 17

An arbitration agreement shall be invalid under any of the following circumstances:

1. matters agreed upon for arbitration are beyond the scope of arbitration prescribed by law;
2. an arbitration agreement concluded by persons without or with limited capacity for civil acts; and
3. one party forces the other party to sign an arbitration agreement by means of duress.

Article 18

If the arbitration matters or the arbitration commission are not agreed upon by the parties in the arbitration agreement, or, if the relevant provisions are not clear, the parties may supplement the agreement. If the parties fail to agree upon the supplementary agreement, the arbitration agreement shall be invalid.

Article 19

An arbitration agreement shall exist independently. Any changes to, rescission, termination or invalidity of the contract shall not affect the validity of the arbitration agreement.

An arbitration tribunal has the right to rule on the validity of a contract.

Article 20

If the parties object to the validity of the arbitration agreement, they may apply to the arbitration commission for a decision or to a people's court for a ruling. If one of the parties submits to the arbitration commission for a decision, but the other party applies to a people's court for a ruling, the people's court shall give the ruling.

If the parties contest the validity of the arbitration agreement, the objection shall be made before the start of the first hearing of the arbitration tribunal.

Chapter IV Arbitration Procedure

Section 1: Application and Acceptance for Arbitration

Article 21

The parties applying for arbitration shall fulfil the following conditions:

1. they must have an arbitration agreement;
2. they must have a specific claim with facts and argument on which the claim is based; and
3. the arbitration must be within the jurisdiction of the arbitration commission.

Article 22

The party applying for arbitration shall submit to an arbitration commission the arbitration agreement, an application for arbitration and copies thereof.

Article 23

An arbitration application shall state clearly the following:

1. the name, sex, age, occupation, work unit and address of the party, the name address and legal representative of the legal person or other organization and the name and position of its person-in charge;
2. the arbitration claim and the facts and argument on which the claim is based; and
3. evidence and the source of evidence, the name and address of the witness (es).

Article 24

Within 5 days from the date of receiving the arbitration application, the arbitration commission shall notify the parties that it considers the conditions for acceptance have been fulfilled, and that the application is accepted by it. If the arbitration commission considers that the conditions have not been fulfilled, it shall notify the parties in writing of its rejection, stating its reasons.

Article 25

Upon acceptance of an arbitration application, the arbitration commission shall, within the time limit provided by the Arbitration Rules, serve a copy of the Arbitration Rules and the list of arbitrators on the applicant, and serve a copy of the arbitration application, the Arbitration Rules and the list of arbitrators on the respondent.

Upon receipt of a copy of the arbitration application, the respondent shall, within the time limit prescribed by the Arbitration Rules, submit its defence to the arbitration commission. Upon receipt of the defence, the arbitration commission shall, within the time limit prescribed by the Arbitration Rules, serve a copy of the reply on the applicant. The failure of the respondent to submit a defence shall not affect the proceeding of the arbitration procedures.

Article 26

Where the parties had agreed on an arbitration agreement, but one of the parties initiates an action before a people's court without stating the existence of the arbitration agreement, the people's court shall, unless the arbitration agreement is invalid, reject the action if the other party submits to the court the arbitration agreement before the first hearing of the case. If the other party fails to object to the hearing by the people's court before the first hearing, the arbitration agreement shall be considered to have been waived by the party and the people's court shall proceed with the hearing.

Article 27

The applicant may abandon or alter his arbitration claim. The respondent may accept the arbitration claim or object to it. It has a right to make a counterclaim.

Article 28

A party may apply for property preservation if, as the result of an act of the other party or for some other reasons, it appears that an award may be impossible or difficult to enforce.

If one of the parties applies for property preservation, the arbitration commission shall submit to a people's court the application of the party in accordance with the relevant provisions of the Civil Procedure Law.

If a property preservation order is unfounded, the applicant shall compensate the party against whom the order was made for any losses sustained as a result of the implementation of the property preservation order.

Article 29

The parties and their legal representatives may appoint lawyers or engage agents to handle matters relating to the arbitration. In the event that a lawyer or an agent is ppointed to handle the

arbitration matters, a letter of authorization shall be submitted to the arbitration commission.

Section 2: Composition of the Arbitration Tribunal

Article 30

An arbitration tribunal may comprise three arbitrators or one arbitrator. If an arbitration tribunal comprises three arbitrators, a presiding arbitrator shall be appointed.

Article 31

If the parties agree to form an arbitration tribunal comprising three arbitrators, each party shall select or authorize the chairmen of the arbitration commission to appoint one arbitrator. The third arbitrator shall be selected jointly by the parties or be nominated by the chairman of the arbitration commission in accordance with a joint mandate given by the parties. The third itrator shall be the presiding arbitrator.

If the parties agree to have one arbitrator to form an arbitration tribunal, the arbitrator hall be selected jointly by the parties or be nominated by the chairman of the arbitration commission in accordance with a joint mandate given by the parties.

Article 32

If the parties fail, within the time limit prescribed by the Arbitration Rules, to select the form of the constitution of the arbitration tribunal or fail to select the arbitrators, the arbitrators shall be appointed by the chairman of the arbitration commission.

Article 33

After the arbitration tribunal is constituted, the arbitration commission shall notify the parties in writing of the composition of the arbitration tribunal.

Article 34

In any of the following circumstances, an arbitrator must withdraw from the arbitration, and the parties shall have the right to apply for his withdrawal if he:

1. is a party or a close relative of a party or of a party's representative;
2. is related in the case;
3. has some other relationship with a party to the case or with a party's agent which could possibly affect the impartiality of the arbitration;
4. meets a party or his agent in private, accepts an invitation for dinner by a party or his representative or accepts gifts presented by any of them.

Article 35

When applying for the withdrawal of an arbitrator, the petitioning party shall state his reasons and submit a withdrawal application before the first hearing. A withdrawal application may also be submitted before the conclusion of the last hearing if reasons for the withdrawal only became known after the start of the first hearing.

Article 36

Whether an arbitrator is withdrawn or not shall be determined by the chairman of the arbitration commission. If chairman is serving as an arbitrator, the withdrawal or not shall be determined collectively by the arbitration commission.

Article 37

If an arbitrator is unable to perform his duties as an arbitrator as a result of the withdrawal or any other reasons, another arbitrator shall be selected or appointed in accordance with the provisions of this Law.

After a replaced arbitrator has been selected or appointed following the withdrawal of an arbitrator, the parties may apply to resume the arbitration procedure. The arbitration tribunal shall determine whether the resumption of the procedure may be allowed. The arbitration tribunal may determine on its own whether the arbitration procedure shall be resumed.

Article 38

An arbitrator involved in one of the circumstances described in Item 4, Article 34, if it is serious, or those described in Item 6, Article 58, such arbitrator shall be legally liable in accordance with the law. The arbitration commission shall remove his name from the list of arbitrators.

Section 3: Hearing and Arbitral Awards

Article 39

An arbitration tribunal shall hold a tribunal session to hear an arbitration case. If the parties agree not to hold a hearing, the arbitration tribunal may render an award in accordance with the arbitration application, the defence statement and other documents.

Article 40

An arbitration shall not be conducted in public. If the parties agree to a public hearing, the arbitration may proceed in public, except those concerning state secrets.

Article 41

The arbitration commission shall notify the two parties within the time limit provided by the Arbitration Rules of the date of the hearing. Either party may request to postpone the hearing with in the time limit provided by the Arbitration Rules if there is a genuine reason. The arbitration tribunal shall decide whether to postpone the hearing.

Article 42

If the applicant for arbitration who has been given a notice in writing does not appear before the tribunal without good reasons, or leaves the tribunal room during a hearing without the permission of the arbitration tribunal, such applicant shall be deemed as having withdrawn his application.

If the party against whom the application was made was served with a notice in writing but does not appear before the tribunal without due reasons or leaves the tribunal room during a hearing without the permission of the arbitration tribunal, an award by default may be given.

Article 43

The parties shall produce evidence in support of their claims.

An arbitration tribunal may collect on its own evidence it considers necessary.

Article 44

For specialized matters, an arbitration tribunal may submit for appraisal to an appraisal organ agreed upon by the parties or to the appraisal organ appointed by the arbitration tribunal if it deems such appraisal to be necessary.

According to the claim of the parties or the request of the arbitration tribunal, the appraisal organ shall appoint an appraiser to participate in the hearing. Upon the ermission of the arbitration tribunal, the parties may question the appraiser.

Article 45

Any evidence shall be produced at the start of the hearing. The parties may challenge the validity of such evidence.

Article 46

In the event that the evidence might be destroyed or if it would be difficult to obtain the evidence later on, the parties may apply for the evidence to be preserved. If the parties apply for such reservation, the arbitration commission shall submit the application to the basic-level people's court of the place where the evidence is located.

Article 47

The parties have the right to argue during an arbitration procedure. At the end of the debate, the presiding arbitrator or the sole arbitrator shall ask for the final opinion of the parties.

Article 48

An arbitration tribunal shall make a written record of the hearing. If the parties or other participants to the arbitration consider that the record has omitted a part of their statement or is incorrect in some other respect, they shall have the right to request correction thereof. If no correction is made, the request for correction shall be noted in the written record.

The arbitrators, recorder, parties and other participants to the arbitration shall sign or affix their seals to the record.

Article 49

After the submission of an arbitration application, the parties may settle the dispute among themselves through conciliation.If a conciliation agreement has been reached, the parties may apply to the narbitration tribunal for an award based on the conciliation agreement. Then may also withdraw the arbitration application.

Article 50

If the parties fall back on their words after the conclusion of a conciliation agreement and the withdrawal of the arbitration application, application may be made for arbitration in accordance with the arbitration agreement.

Article 51

Before giving an award, an arbitration tribunal may first attempt to conciliate. If the parties apply for conciliation voluntarily, the arbitration tribunal shall conciliate. If conciliation is unsuccessful, an award shall be made promptly. When a settlement agreement is reached by conciliation, the arbitration tribunal shall prepare the conciliation statement or the award on the basis of the results of the settlement agreement. A conciliation statement shall have the same legal force as that of an award.

Article 52

A conciliation statement shall set forth the arbitration claims and the results of the agreement between the parties. The conciliation statement shall be signed by the arbitrators, sealed by the arbitration commission, and served on both parties.

A conciliation statement shall have legal effect once signed and accepted by the parties.

If the parties fall back on their words before the conciliation statement is singed and accepted by

them, an award shall be made by the arbitration tribunal promptly.

Article 53

An award shall be based on the opinion of the majority arbitrators. The opinion of the minority arbitrators shall be recorded in writing. If an opinion of the minority arbitrators shall be recorded in writing. If an opinion of the majority arbitrators can not be constituted at the tribunal, the award shall be given according to the opinion of the presiding arbitrator.

Article 54

The arbitration claims, the matters in dispute, the grounds upon which an award is given, the results of the judgement, the responsibility for the arbitration fees and the date of the award shall be set forth in the award. If the parties agree not to include in the award the matters in dispute and the grounds on which the award is based, such matters may not be stated in the award. The award shall be signed by the arbitrators and sealed by the arbitration commission. The arbitrator who disagrees with the award may select to sign or not to sign it.

Article 55

During the course of arbitration by an arbitration tribunal, where a part of facts has been made clear, a partial award may first be given in relation to that part.

Article 56

The parties may, within 30 days of the receipt of the award, request the arbitration tribunal to correct any typographical errors, calculation errors or matters which had been awarded but omitted in the award.

Article 57

An award shall be legally effective on the date it is given.

Chapter V Application for Cancellation of an Award

Article 58

The parties may apply to the intermediate people's court at the place where the arbitration commission is located for cancellation of an award if they provide evidence proving that the award involves one of the following circumstances:

1. there is no arbitration agreement between the parties;
2. the matters of the award are beyond the extent of the arbitration agreement or not within the

jurisdiction of the arbitration commission;

3. the composition of the arbitration tribunal or the arbitration procedure is in contrary to the legal procedure;

4. the evidence on which the award is based is falsified;

5. the other party has concealed evidence which is sufficient to affect the impartiality of the award; and

6. the arbitrator(s) has (have) demanded or accepted bribes, committed graft or perverted the law in making the arbitral award.

The peoples' court shall rule to cancel the award if the existence of one of the circumstances prescribed in the preceding clause is confirmed by its collegiate bench.

The people's court shall rule to cancel the award if it holds that the award is contrary to the social and public interests.

Article 59

If a party applies for cancellation of an award, an application shall be submitted within 6 months after receipt of the award.

Article 60

The people's court shall, within 2 months after receipt of the application for cancellation of an award, render its decision for cancellation of the award or for rejection of the application.

Article 61

If the people's court holds that the case may be re-arbitrated by the arbitration tribunal after receipt of the application for cancellation of an award, the court shall inform the arbitration tribunal of re-arbitrating the case within a certain period of time and rule to suspend the cancellation procedure. If the arbitration tribunal refuses to re-arbitrate, the people's court shall rule to resume the cancellation procedure.

Chapter VI Enforcement

Article 62

The parties shall execute an arbitration award. If one party fails to execute the award, the other party may apply to a people's court for enforcement in accordance with the relevant provisions of the Civil Procedure Law, and the court shall enforce the award.

Article 63

A people's court shall, after examination and verification by its collegiate bench, rule not to enforce an award if the party against whom an application for enforcement is made provides evidence proving that the award involves one of the circumstances prescribed in Clause 2, Article 217 of the Civil procedure Law.

Article 64

If one party applies for enforcement of an award while the other party applies for cancellation of the award, the people's court receiving such application shall rule to suspend enforcement of the award.

If a people's court rules to cancel an award, it shall rule to terminate enforcement. If the people's court overrules the application for cancellation of an award, it shall rule to resume enforcement.

Chapter VII Special provisions on Foreign-Related Arbitration

Article 65

The provisions of this Chapter shall apply to all arbitration of disputes arising from foreign economic, trade, transportation or maritime matters. In the absence of provisions in this Chapter, other relevant provisions of this Law shall apply.

Article 66

A foreign arbitration commission may be organized and established by the China International Chamber of Commerce.

A foreign arbitration commission shall comprise one chairman, several vice-chairmen and several committee members.

The chairman, vice-chairmen and committee members may be appointed by the China International Chamber of Commerce.

Article 67

A foreign arbitration commission may appoint foreigners with professional knowledge in such fields as law, economic and trade, science and technology as arbitrators.

Article 68

If the parties to a foreign-related arbitration apply for evidence preservation, the foreign arbitration commission shall submit their applications to the intermediate people's court in the place where the evidence is located.

Article 69

The arbitration tribunal of a foreign arbitration commission may record the details of the hearing in writing or record the essentials of the hearing in writing. The written record of the essentials shall be signed or sealed by the parties and other participants in the arbitration.

Article 70

A people's court shall, after examination and verification by its collegiate bench, rule to cancel an award if a party to the case provides evidence proving that the arbitration award involves one of the circumstances prescribed in Clause 1, Article 260 of the Civil Procedure Law.

Article 71

A people's court shall, after examination and verification by its collegiate bench, rule not to enforce an award-if the party against whom an application is made provides evidence proving that the arbitration award involves one of the circumstances prescribed in Clause 1, Article 260 of the Civil Procedure Law.

Article 72

Where the party subject to enforcement or its property is not within the territory of the People's Republic of China, a party applying for the enforcement of a legally effective arbitration award shall apply directly to the foreign court having jurisdiction for recognition and enforcement of the award.

Article 73

Foreign arbitration rules may be formulated by the China International Chamber of Commerce in accordance with this Law and the relevant provisions of the Civil Procedure Law.

Chapter VIII Supplementary Provisions

Article 74

If the law has stipulated a time limitation of arbitration, such provisions of the law shall apply. If the law has not stipulated a time limitation of arbitration, the provisions on the limitation of actions shall apply.

Article 75

The arbitration Commission may formulate provisional arbitration rules in accordance with this Law and the relevant provisions of the Civil Procedure Law before the formulation of the arbitration rules by the China Arbitration Association.

Article 76

The parties shall pay arbitration fees in accordance with the relevant provisions.

The methods for the collection of arbitration fees shall be submitted to the commodity prices administration department for approval.

Article 77

Arbitration of labor disputes and disputes over contracts for undertaking agricultural projects within agricultural collective economic organizations shall be separately stipulated.

Article 78

In the event of conflict between the provisions on arbitration formulated before the coming into effect of this Law and the provisions of this Law, the provisions of this Law shall prevail.

Article 79

Arbitration organs established before the coming into effect of this Law in the municipalities directly under the Central Government, in the municipalities where the people's governments of the provinces or autonomous regions and in other cities divided into districts must be re-organized in accordance with the relevant provisions of this Law. The arbitration organs which are not re-organized shall be terminated at the expiration of one year after the date of effectiveness of this Law.

All other arbitration organs established before the implementation of this Law and not conforming to the provisions of this Law shall be terminated on the date of effectiveness of this Law.

Article 80

This Law shall be effective as of September 1, 1995.

【法规分类号】 111502199401
【标题】中华人民共和国仲裁法(附英文)
【时效性】 有效
【颁布单位】 全国人大常委会
【颁布日期】 1994/08/31
【实施日期】 1995/09/01
【失效日期】
【内容分类】 民事诉讼法
【文号】 主席令第三十一号
【题注】 １９９４年8月３１日第八届全国人民代表大会常务委员会第九次会议通过
【正文】

目 录

第一章 总 则

第一条 为保证公正、及时地仲裁经济纠纷，保护当事人的合法权益，保障社会主义市场经济健康发展，制定本法。

第二条 平等主体的公民、法人和其他组织之间发生的合同纠纷和其他财产权益纠纷，可以仲裁。

第三条 下列纠纷不能仲裁：

（一）婚姻、收养、监护、扶养、继承纠纷；

（二）依法应当由行政机关处理的行政争议。

第四条 当事人采用仲裁方式解决纠纷，应当双方自愿，达成仲裁协议。没有仲裁协议，一方申请仲裁的，仲裁委员会不予受理。

第五条 当事人达成仲裁协议，一方向人民法院起诉的，人民法院不予受理，但仲裁协议无效的除外。

第六条 仲裁委员会应当由当事人协议选定。

仲裁不实行级别管辖和地域管辖。

第七条 仲裁应当根据事实，符合法律规定，公平合理地解决纠纷。

第八条 仲裁依法独立进行，不受行政机关、社会团体和个人的干涉。

第九条 仲裁实行一裁终局的制度。裁决作出后，当事人就同一纠纷再申请仲裁或者向人民法院起诉的，仲裁委员会或者人民法院不予受理。

裁决被人民法院依法裁定撤销或者不予执行的，当事人就该纠纷可以根据双方重新达成的仲裁协议申请仲裁，也可以向人民法院起诉。

第二章 仲裁委员会和仲裁协会

第十条 仲裁委员会可以在直辖市和省、自治区人民政府所在地的市设立，也可以根据需要在其他设区的市设立，不按行政区划层层设立。

仲裁委员会由前款规定的市的人民政府组织有关部门和商会统一组建。

设立仲裁委员会，应当经省、自治区、直辖市的司法行政部门登记。

第十一条 仲裁委员会应当具备下列条件：

（一）有自己的名称、住所和章程；

（二）有必要的财产；

（三）有该委员会的组成人员；

（四）有聘任的仲裁员。

仲裁委员会的章程应当依照本法制定。

第十二条 仲裁委员会由主任一人、副主任二至四人和委员七至十一人组成。

仲裁委员会的主任、副主任和委员由法律、经济贸易专家和有实际工作经验的人员担任。仲裁委员会的组成人员中，法律、经济贸易专家不得少于三分之二。

第十三条 仲裁委员会应当从公道正派的人员中聘任仲裁员。

仲裁员应当符合下列条件之一：

（一）从事仲裁工作满八年的；

（二）从事律师工作满八年的；

（三）曾任审判员满八年的；

（四）从事法律研究、教学工作并具有高级职称的；

（五）具有法律知识、从事经济贸易等专业工作并具有高级职称或者具有同等专业水平的。

仲裁委员会按照不同专业设仲裁员名册。

第十四条 仲裁委员会独立于行政机关，与行政机关没有隶属关系。仲裁委员会之间也没有隶属关系。

第十五条 中国仲裁协会是社会团体法人。仲裁委员会是中国仲裁协会的会员。中国仲裁协会的章程由全国会员大会制定。

中国仲裁协会是仲裁委员会的自律性组织，根据章程对仲裁委员会及其组成人员、仲裁员的违纪行为进行监督。

中国仲裁协会依照本法和民事诉讼法的有关规定制定仲裁规则。

第三章 仲裁协议

第十六条 仲裁协议包括合同中订立的仲裁条款和以其他书面方式在纠纷发生前或者纠纷发生后达成的请求仲裁的协议。

仲裁协议应当具有下列内容：

（一）请求仲裁的意思表示；

（二）仲裁事项；

（三）选定的仲裁委员会。

第十七条 有下列情形之一的，仲裁协议无效：

（一）约定的仲裁事项超出法律规定的仲裁范围的；

（二）无民事行为能力人或者限制民事行为能力人订立的仲裁协议；

（三）一方采取胁迫手段，迫使对方订立仲裁协议的。

第十八条 仲裁协议对仲裁事项或者仲裁委员会没有约定或者约定不明确的，当事人可以补充协议；达不成补充协议的，仲裁协议无效。

第十九条 仲裁协议独立存在，合同的变更、解除、终止或者无效，不影响仲裁协议的效力。

仲裁庭有权确认合同的效力。

第二十条 当事人对仲裁协议的效力有异议的，可以请求仲裁委员会作出决定或者请求人民法院作出裁定。一方请求仲裁委员会作出决定，另一方请求人民法院作出裁定的，由人民法院裁定。

当事人对仲裁协议的效力有异议，应当在仲裁庭首次开庭前提出。

第四章 仲裁程序

第一节 申请和受理

第二十一条 当事人申请仲裁应当符合下列条件：

（一）有仲裁协议；

（二）有具体的仲裁请求和事实、理由；

（三）属于仲裁委员会的受理范围。

第二十二条 当事人申请仲裁，应当向仲裁委员会递交仲裁协议、仲裁申请书及副本。

第二十三条 仲裁申请书应当载明下列事项：

（一）当事人的姓名、性别、年龄、职业、工作单位和住所，法人或者其他组织的名称、住所和法定代表人或者主要负责人的姓名、职务；

（二）仲裁请求和所根据的事实、理由；

（三）证据和证据来源、证人姓名和住所。

第二十四条 仲裁委员会收到仲裁申请书之日起五日内，认为符合受理条件的，应当受理，并通知当事人；认为不符合受理条件的，应当书面通知当事人不予受理，并说明理由。

第二十五条 仲裁委员会受理仲裁申请后，应当在仲裁规则规定的期限内将仲裁规则和仲裁员名册送达申请人，并将仲裁申请书副本和仲裁规则、仲裁员名册送达被申请人。

被申请人收到仲裁申请书副本后，应当在仲裁规则规定的期限内向仲裁委员会提交答辩书。仲裁委员会收到答辩书后，应当在仲裁规则规定的期限内将答辩书副本送达申请人。被申请人未提交答辩书的，不影响仲裁程序的进行。

第二十六条 当事人达成仲裁协议，一方向人民法院起诉未声明有仲裁协议，人民法院受理后，另一方在首次开庭前提交仲裁协议的，人民法院应当驳回起诉，但仲裁协议无效的除外；另一方在首次开庭前未对人民法院受理该案提出异议的，视为放弃仲裁协议，人民法院应当继续审理。

第二十七条 申请人可以放弃或者变更仲裁请求。被申请人可以承认或者反驳仲裁请求，有权提出反请求。

第二十八条 一方当事人因另一方当事人的行为或者其他原因，可能使裁决不能执行或者难以执行的，可以申请财产保全。

当事人申请财产保全的，仲裁委员会应当将当事人的申请依照民事诉讼法的有关规定提交人民法院。

申请有错误的，申请人应当赔偿被申请人因财产保全所遭受的损失。

第二十九条 当事人、法定代理人可以委托律师和其他代理人进行仲裁活动。委托律师和其他代理人进行仲裁活动的，应当向仲裁委员会提交授权委托书。

第二节 仲裁庭的组成

第三十条 仲裁庭可以由三名仲裁员或者一名仲裁员组成。由三名仲裁员组成的，设首席仲裁员。

第三十一条 当事人约定由三名仲裁员组成仲裁庭的，应当各自选定或者各自委托仲裁委员会主任指定一名仲裁员，第三名仲裁员由当事人共同选定或者共同委托仲裁委员会主任指定。第三名仲裁员是首席仲裁员。

当事人约定由一名仲裁员成立仲裁庭的，应当由当事人共同选定或者共同委托仲裁委员会主任指定仲裁员。

第三十二条 当事人没有在仲裁规则规定的期限内约定仲裁庭的组成方式或者选定仲裁员的，由仲裁委员会主任指定。

第三十三条 仲裁庭组成后，仲裁委员会应当将仲裁庭的组成情况书面通知当事人。

第三十四条 仲裁员有下列情形之一的，必须回避，当事人也有权提出回避申请：

（一）是本案当事人或者当事人、代理人的近亲属；

（二）与本案有利害关系；

（三）与本案当事人、代理人有其他关系，可能影响公正仲裁的；

（四）私自会见当事人、代理人，或者接受当事人、代理人的请客送礼的。

第三十五条 当事人提出回避申请，应当说明理由，在首次开庭前提出。回避事由在首次开庭后知道的，可以在最后一次开庭终结前提出。

第三十六条 仲裁员是否回避，由仲裁委员会主任决定；仲裁委员会主任担任仲裁员时，由仲裁委员会集体决定。

第三十七条 仲裁员因回避或者其他原因不能履行职责的，应当依照本法规定重新选定或者指定仲裁员。

因回避而重新选定或者指定仲裁员后，当事人可以请求已进行的仲裁程序重新进行，是否准许，由仲裁庭决定；仲裁庭也可以自行决定已进行的仲裁程序是否重新进行。

第三十八条 仲裁员有本法第三十四条第四项规定的情形，情节严重的，或者有本法第五十八条第六项规定的情形的，应当依法承担法律责任，仲裁委员会应当将其除名。

第三节 开庭和裁决

第三十九条 仲裁应当开庭进行。当事人协议不开庭的，仲裁庭可以根据仲裁申请书、答辩书以及其他材料作出裁决。

第四十条 仲裁不公开进行。当事人协议公开的，可以公开进行，但涉及国家秘密的除外。

第四十一条 仲裁委员会应当在仲裁规则规定的期限内将开庭日期通知双方当事人。当事人有正当理由的，可以在仲裁规则规定的期限内请求延期开庭。是否延期，由仲裁庭决定。

第四十二条 申请人经书面通知，无正当理由不到庭或者未经仲裁庭许可中途退庭的，可以视为撤回仲裁申请。

被申请人经书面通知，无正当理由不到庭或者未经仲裁庭许可中途退庭的，可以缺席裁决。

第四十三条 当事人应当对自己的主张提供证据。

仲裁庭认为有必要收集的证据，可以自行收集。

第四十四条 仲裁庭对专门性问题认为需要鉴定的，可以交由当事人约定的鉴定部门鉴定，也可以由仲裁庭指定的鉴定部门鉴定。

根据当事人的请求或者仲裁庭的要求，鉴定部门应当派鉴定人参加开庭。当事人经仲裁庭许可，可以向鉴定人提问。

第四十五条 证据应当在开庭时出示，当事人可以质证。

第四十六条 在证据可能灭失或者以后难以取得的情况下，当事人可以申请证据保全。当事人申请证据保全的，仲裁委员会应当将当事人的申请提交证据所在地的基层人民法院。

第四十七条 当事人在仲裁过程中有权进行辩论。辩论终结时，首席仲裁员或者独任仲裁员应当征询当事人的最后意见。

第四十八条 仲裁庭应当将开庭情况记入笔录。当事人和其他仲裁参与人认为对自己陈述的记录有遗漏或者差错的，有权申请补正。如果不予补正，应当记录该申请。

笔录由仲裁员、记录人员、当事人和其他仲裁参与人签名或者盖章。

第四十九条 当事人申请仲裁后，可以自行和解。达成和解协议的，可以请求仲裁庭根据和解协议作出裁决书，也可以撤回仲裁申请。

第五十条 当事人达成和解协议，撤回仲裁申请后反悔的，可以根据仲裁协议申请仲裁。

第五十一条 仲裁庭在作出裁决前，可以先行调解。当事人自愿调解的，仲裁庭应当调解。调解不成的，应当及时作出裁决。

调解达成协议的，仲裁庭应当制作调解书或者根据协议的结果制作裁决书。调解书与裁决书具有同等法律效力。

第五十二条 调解书应当写明仲裁请求和当事人协议的结果。调解书由仲裁员签名，加盖仲裁委员会印章，送达双方当事人。

调解书经双方当事人签收后，即发生法律效力。

在调解书签收前当事人反悔的，仲裁庭应当及时作出裁决。

第五十三条 裁决应当按照多数仲裁员的意见作出，少数仲裁员的不同意见可以记入笔录。仲裁庭不能形成多数意见时，裁决应当按照首席仲裁员的意见作出。

第五十四条 裁决书应当写明仲裁请求、争议事实、裁决理由、裁决结果、仲裁费用的负担和裁决日期。当事人协议不愿写明争议事实和裁决理由的，可以不写。裁决书由仲裁员签名，加盖仲裁委员会印章。对裁决持不同意见的仲裁员，可以签名，也可以不签名。

第五十五条 仲裁庭仲裁纠纷时，其中一部分事实已经清楚，可以就该部分先行裁决。

第五十六条 对裁决书中的文字、计算错误或者仲裁庭已经裁决但在裁决书中遗漏的事项，仲裁庭应当补正；当事人自收到裁决书之日起三十日内，可以请求仲裁庭补正。

第五十七条 裁决书自作出之日起发生法律效力。

第五章 申请撤销裁决

第五十八条 当事人提出证据证明裁决有下列情形之一的，可以向仲裁委员会所在地的中级人民法院申请撤销裁决：

（一）没有仲裁协议的；

（二）裁决的事项不属于仲裁协议的范围或者仲裁委员会无权仲裁的；

（三）仲裁庭的组成或者仲裁的程序违反法定程序的；

（四）裁决所根据的证据是伪造的；

（五）对方当事人隐瞒了足以影响公正裁决的证据的；

（六）仲裁员在仲裁该案时有索贿受贿，徇私舞弊，枉法裁决行为的。

人民法院经组成合议庭审查核实裁决有前款规定情形之一的，应当裁定撤销。

人民法院认定该裁决违背社会公共利益的，应当裁定撤销。

第五十九条 当事人申请撤销裁决的，应当自收到裁决书之日起六个月内提出。

第六十条 人民法院应当在受理撤销裁决申请之日起两个月内作出撤销裁决或者驳回申请的裁定。

第六十一条 人民法院受理撤销裁决的申请后，认为可以由仲裁庭重新仲裁的，通知仲裁庭在一定期限内重新仲裁，并裁定中止撤销程序。仲裁庭拒绝重新仲裁的，人民法院应当裁定恢复撤销程序。

第六章 执 行

第六十二条 当事人应当履行裁决。一方当事人不履行的，另一方当事人可以依照民事诉讼法的有关规定向人民法院申请执行。受申请的人民法院应当执行。

第六十三条 被申请人提出证据证明裁决有民事诉讼法第二百一十七条第二款规定的情形之一的，经人民法院组成合议庭审查核实，裁定不予执行。

第六十四条 一方当事人申请执行裁决，另一方当事人申请撤销裁决的，人民法院应当裁定中止执行。

人民法院裁定撤销裁决的，应当裁定终结执行。撤销裁决的申请被裁定驳回的，人民法院应当裁定恢复执行。

第七章 涉外仲裁的特别规定

第六十五条 涉外经济贸易、运输和海事中发生的纠纷的仲裁，适用本章规定。本章没有规定的，适用本法其他有关规定。

第六十六条 涉外仲裁委员会可以由中国国际商会组织设立。

涉外仲裁委员会由主任一人、副主任若干人和委员若干人组成。

涉外仲裁委员会的主任、副主任和委员可以由中国国际商会聘任。

第六十七条 涉外仲裁委员会可以从具有法律、经济贸易、科学技术等专门知识的外籍人士中聘任仲裁员。

第六十八条 涉外仲裁的当事人申请证据保全的，涉外仲裁委员会应当将当事人的申请提交证据所在地的中级人民法院。

第六十九条 涉外仲裁的仲裁庭可以将开庭情况记入笔录，或者作出笔录要点，笔录要点可以由当事人和其他仲裁参与人签字或者盖章。

第七十条 当事人提出证据证明涉外仲裁裁决有民事诉讼法第二百六十条第一款规定的情形之一的，经人民法院组成合议庭审查核实，裁定撤销。

第七十一条 被申请人提出证据证明涉外仲裁裁决有民事诉讼法第二百六十条第一款规定的情形之一的，经人民法院组成合议庭审查核实，裁定不予执行。

第七十二条 涉外仲裁委员会作出的发生法律效力的仲裁裁决，当事人请求执行的，如果被执行人或者其财产不在中华人民共和国领域内，应当由当事人直接向有管辖权的外国法院申请承认和执行。

第七十三条 涉外仲裁规则可以由中国国际商会依照本法和民事诉讼法的有关规定制定。

第八章 附 则

第七十四条 法律对仲裁时效有规定的，适用该规定。法律对仲裁时效没有规定的，适用诉讼时效的规定。

第七十五条 中国仲裁协会制定仲裁规则前，仲裁委员会依照本法和民事诉讼法的有关规定可以制定仲裁暂行规则。

第七十六条 当事人应当按照规定交纳仲裁费用。

收取仲裁费用的办法，应当报物价管理部门核准。

第七十七条 劳动争议和农业集体经济组织内部的农业承包合同纠纷的仲裁，另行规定。

第七十八条 本法施行前制定的有关仲裁的规定与本法的规定相抵触的，以本法为准。

第七十九条 本法施行前在直辖市、省、自治区人民政府所在地的市和其他设区的市设立的仲裁机构，应当依照本法的有关规定重新组建；未重新组建的，自本法施行之日起届满一年时终止。

本法施行前设立的不符合本法规定的其他仲裁机构，自本法施行之日起终止。

第八十条 本法自１９９５年９月１日起施行。

Arbitration Law of the People's Republic of China

(Adopted at the 8th Session of the Standing Committee of the 8thNational People's Congress and Promulgated on August 31, 1994)

Whole document

Arbitration Law of the People's Republic of China
(Adopted at the 8th Session of the Standing Committee of the 8th
National People's Congress and Promulgated on August 31, 1994)

Chapter I General Provisions

Article 1

· This Law is formulated in order to ensure that economic disputes shall be impartially and promptly arbitrated, to protect the legitimate rights and interests of the relevant parties and to guarantee the healthy development of the socialist market economy.

Article 2

Disputes over contracts and disputes over property rights and interests between citizens, legal persons and other organizations as equal subjects of law may be submitted to arbitration.

Article 3

The following disputes shall not be submitted to arbitration:

1. disputes over marriage, adoption, guardianship, child maintenance and inheritance; and
2. administrative disputes falling within the jurisdiction of the relevant administrative organs according to law.

Article 4

The parties adopting arbitration for dispute settlement shall reach an arbitration agreement on a mutually voluntary basis. An arbitration commission shall not accept an application for arbitration submitted by one of the parties in the absence of an arbitration agreement.

Article 5

A people's court shall not accept an action initiated by one of the parties if the parties have concluded an arbitration agreement, unless the arbitration agreement is invalid.

Article 6

An arbitration commission shall be selected by the parties by agreement.

The jurisdiction by level system and the district jurisdiction system shall not apply in arbitration.

Article 7

Disputes shall be fairly and reasonably settled by arbitration on the basis of facts and in accordance with the relevant provisions of law.

Article 8

Arbitration shall be conducted in accordance with the law, independent of any intervention by administrative organs, social organizations or individuals.

Article 9

The single ruling system shall be applied in arbitration. The arbitration commission shall not accept any application for arbitration, nor shall a people's court accept any action submitted by the party in respect of the same dispute after an arbitration award has already been given in relation to that matter.

If the arbitration award is canceled or its enforcement has been disallowed by a people's court in accordance with the law, the parties may, in accordance with a new arbitration agreement between them in respect of the dispute, re-apply for arbitration or initiate legal proceedings with the people's court.

Chapter II Arbitration Commissions and Arbitration Association

Article 10

Arbitration commissions may be established in the municipalities directly under the Central Government, in the municipalities where the people's governments of provinces and autonomous regions are located or, if necessary, in other cities divided into districts. Arbitration commissions shall not be established at each level of the administrative divisions.

The people's governments of the municipalities and cities specified in the above paragraph shall organize the relevant departments and the Chamber of Commerce for the formation of an arbitration commission.

The establishment of an arbitration commission shall be registered with the judicial administrative department of the relevant province, autonomous region or municipalities directly under the Central Government.

Article 11

An arbitration commission shall fulfil the following conditions:

1. it must have its own name, domicile and Articles of Association;
2. it must possess the necessary property;
3. it must have its own members; and
4. it must have arbitrators for appointment.

The articles of association of the an arbitration commission shall be formulated in accordance with this Law.

Article 12

An arbitration commission shall comprise a chairman, two to four vice-chairmen and seven to eleven members.

The chairman, vice-chairmen and members of an arbitration commission must be persons specialized in law, economic and trade and persons who have actual working experience. The number of specialists in law, economic and trade shall not be less than two-thirds of the members of an arbitration association.

Article 13

The arbitration commission shall appoint fair and honest person as its arbitrators.

Arbitrators must fulfil one of the following conditions:

1. they have been engaged in arbitration work for at least eight years;
2. they have worked as a lawyer for at least eight years;
3. they have been a judge for at least eight years;
4. they are engaged in legal research or legal teaching and in senior positions; and
5. they have legal knowledge and are engaged in professional work relating to economics and trade, and in senior positions or of the equivalent professional level.

The arbitration commission shall establish a list of arbitrators according to different professionals.

Article 14

Arbitration commissions are independent of administrative organs and there are no subordinate relations with any administrative organs nor between the different arbitration commissions.

Article 15

The China Arbitration Association is a social organization with the status of a legal person. Arbitration commissions are members of the China Arbitration Association. The Articles of Association of the China Arbitration Association shall be formulated by the national general meeting of the members.

The China Arbitration Association is an organization in charge of self-regulation of the arbitration commissions. It shall conduct supervision over the conduct (any breach of discipline) of the arbitration commissions and their members and arbitrators in accordance with its articles of association.

The China Arbitration Association shall formulate Arbitration Rules in accordance with this Law and the Civil Procedure Law.

Chapter III Arbitration Agreement

Article 16

An arbitration agreement shall include the arbitration clauses provided in the contract and any other written form of agreement concluded before or after the disputes providing for submission to arbitration.

The following contents shall be included in an arbitration agreement:

1. the expression of the parties' wish to submit to arbitration;
2. the matters to be arbitrated; and
3. the Arbitration Commission selected by the parties.

Article 17

An arbitration agreement shall be invalid under any of the following circumstances:

1. matters agreed upon for arbitration are beyond the scope of arbitration prescribed by law;
2. an arbitration agreement concluded by persons without or with limited capacity for civil acts; and
3. one party forces the other party to sign an arbitration agreement by means of duress.

Article 18

If the arbitration matters or the arbitration commission are not agreed upon by the parties in the arbitration agreement, or, if the relevant provisions are not clear, the parties may supplement the agreement. If the parties fail to agree upon the supplementary agreement, the arbitration agreement shall be invalid.

Article 19

An arbitration agreement shall exist independently. Any changes to, rescission, termination or invalidity of the contract shall not affect the validity of the arbitration agreement.

An arbitration tribunal has the right to rule on the validity of a contract.

Article 20

If the parties object to the validity of the arbitration agreement, they may apply to the arbitration commission for a decision or to a people's court for a ruling. If one of the parties submits to the arbitration commission for a decision, but the other party applies to a people's court for a ruling, the people's court shall give the ruling.

If the parties contest the validity of the arbitration agreement, the objection shall be made before the start of the first hearing of the arbitration tribunal.

Chapter IV Arbitration Procedure

Section 1: Application and Acceptance for Arbitration

Article 21

The parties applying for arbitration shall fulfil the following conditions:

1. they must have an arbitration agreement;
2. they must have a specific claim with facts and argument on which the claim is based; and
3. the arbitration must be within the jurisdiction of the arbitration commission.

Article 22

The party applying for arbitration shall submit to an arbitration commission the arbitration agreement, an application for arbitration and copies thereof.

Article 23

An arbitration application shall state clearly the following:

1. the name, sex, age, occupation, work unit and address of the party, the name address and legal representative of the legal person or other organization and the name and position of its person-in charge;
2. the arbitration claim and the facts and argument on which the claim is based; and
3. evidence and the source of evidence, the name and address of the witness (es).

Article 24

Within 5 days from the date of receiving the arbitration application, the arbitration commission shall notify the parties that it considers the conditions for acceptance have been fulfilled, and that the application is accepted by it. If the arbitration commission considers that the conditions have not been fulfilled, it shall notify the parties in writing of its rejection, stating its reasons.

Article 25

Upon acceptance of an arbitration application, the arbitration commission shall, within the time limit provided by the Arbitration Rules, serve a copy of the Arbitration Rules and the list of arbitrators on the applicant, and serve a copy of the arbitration application, the Arbitration Rules and the list of arbitrators on the respondent.

Upon receipt of a copy of the arbitration application, the respondent shall, within the time limit prescribed by the Arbitration Rules, submit its defence to the arbitration commission. Upon receipt of the defence, the arbitration commission shall, within the time limit prescribed by the Arbitration Rules, serve a copy of the reply on the applicant. The failure of the respondent to submit a defence shall not affect the proceeding of the arbitration procedures.

Article 26

Where the parties had agreed on an arbitration agreement, but one of the parties initiates an action before a people's court without stating the existence of the arbitration agreement, the people's court shall, unless the arbitration agreement is invalid, reject the action if the other party submits to the court the arbitration agreement before the first hearing of the case. If the other party fails to object to the hearing by the people's court before the first hearing, the arbitration agreement shall be considered to have been waived by the party and the people's court shall proceed with the hearing.

Article 27

The applicant may abandon or alter his arbitration claim. The respondent may accept the arbitration claim or object to it. It has a right to make a counterclaim.

Article 28

· A party may apply for property preservation if, as the result of an act of the other party or for some other reasons, it appears that an award may be impossible or difficult to enforce.

· If one of the parties applies for property preservation, the arbitration commission shall submit to a people's court the application of the party in accordance with the relevant provisions of the Civil Procedure Law.

If a property preservation order is unfounded, the applicant shall compensate the party against whom the order was made for any losses sustained as a result of the implementation of the property preservation order.

Article 29

The parties and their legal representatives may appoint lawyers or engage agents to handle matters relating to the arbitration. In the event that a lawyer or an agent is appointed to handle the arbitration matters, a letter of authorization shall be submitted to the arbitration commission.

Section 2: Composition of the Arbitration Tribunal

Article 30

An arbitration tribunal may comprise three arbitrators or one arbitrator. If an arbitration tribunal comprises three arbitrators, a presiding arbitrator shall be appointed.

Article 31

If the parties agree to form an arbitration tribunal comprising three arbitrators, each party shall select or authorize the chairmen of the arbitration commission to appoint one arbitrator. The third arbitrator shall be selected jointly by the parties or be nominated by the chairman of the arbitration commission in accordance with a joint mandate given by the parties. The third arbitrator shall be the presiding arbitrator.

If the parties agree to have one arbitrator to form an arbitration tribunal, the arbitrator shall be selected jointly by the parties or be nominated by the chairman of the arbitration commission in accordance with a joint mandate given by the parties.

Article 32

If the parties fail, within the time limit prescribed by the Arbitration Rules, to select the form of the constitution of the arbitration tribunal or fail to select the arbitrators, the arbitrators shall be appointed by the chairman of the arbitration commission.

Article 33

After the arbitration tribunal is constituted, the arbitration commission shall notify the parties in writing of the composition of the arbitration tribunal.

Article 34

In any of the following circumstances, an arbitrator must withdraw from the arbitration, and the parties shall have the right to apply for his withdrawal if he:

1. is a party or a close relative of a party or of a party's representative;

2. is related in the case;

3. has some other relationship with a party to the case or with a party's agent which could possibly affect the impartiality of the arbitration;

4. meets a party or his agent in private, accepts an invitation for dinner by a party or his representative or accepts gifts presented by any of them.

Article 35

When applying for the withdrawal of an arbitrator, the petitioning party shall state his reasons and submit a withdrawal application before the first hearing. A withdrawal application may also be submitted before the conclusion of the last hearing if reasons for the withdrawal only became known after the start of the first hearing.

Article 36

Whether an arbitrator is withdrawn or not shall be determined by the chairman of the arbitration commission. If chairman is serving as an arbitrator, the withdrawal or not shall be determined collectively by the arbitration commission.

Article 37

If an arbitrator is unable to perform his duties as an arbitrator as a result of the withdrawal or any other reasons, another arbitrator shall be

selected or appointed in accordance with the provisions of this Law.

After a replaced arbitrator has been selected or appointed following the withdrawal of an arbitrator, the parties may apply to resume the arbitration procedure. The arbitration tribunal shall determine whether the resumption of the procedure may be allowed. The arbitration tribunal may determine on its own whether the arbitration procedure shall be resumed.

Article 38

An arbitrator involved in one of the circumstances described in Item 4, Article 34, if it is serious, or those described in Item 6, Article 58, such arbitrator shall be legally liable in accordance with the law. The arbitration commission shall remove his name from the list of arbitrators.

Section 3: Hearing and Arbitral Awards

Article 39

An arbitration tribunal shall hold a tribunal session to hear an arbitration case. If the parties agree not to hold a hearing, the arbitration tribunal may render an award in accordance with the arbitration application, the defence statement and other documents.

Article 40

An arbitration shall not be conducted in public. If the parties agree to public hearing, the arbitration may proceed in public, except those concerning state secrets.

Article 41

The arbitration commission shall notify the two parties within the time limit provided by the Arbitration Rules of the date of the hearing. Either party may request to postpone the hearing with in the time limit provided by the Arbitration Rules if there is a genuine reason. The arbitration tribunal shall decide whether to postpone the hearing.

Article 42

If the applicant for arbitration who has been given a notice in writing does not appear before the tribunal without good reasons, or leaves the tribunal room during a hearing without the permission of the arbitration tribunal, such applicant shall be deemed as having withdrawn his application.

If the party against whom the application was made was served with a notice in writing but does not appear before the tribunal without due reasons or leaves the tribunal room during a hearing without the permission of the arbitration tribunal, an award by default may be given.

Article 43

The parties shall produce evidence in support of their claims.

An arbitration tribunal may collect on its own evidence it considers necessary.

Article 44

For specialized matters, an arbitration tribunal may submit for appraisal to an appraisal organ agreed upon by the parties or to the appraisal organ appointed by the arbitration tribunal if it deems such appraisal to be necessary.

According to the claim of the parties or the request of the arbitration tribunal, the appraisal organ shall appoint an appraiser to participate in the hearing. Upon the permission of the arbitration tribunal, the parties may question the appraiser.

Article 45

Any evidence shall be produced at the start of the hearing. The parties may challenge the validity of such evidence.

Article 46

In the event that the evidence might be destroyed or if it would be difficult to obtain the evidence later on, the parties may apply for the evidence to be preserved. If the parties apply for such preservation, the arbitration commission shall submit the application to the basic-level people's court of the place where the evidence is located.

Article 47

The parties have the right to argue during an arbitration procedure. At the end of the debate, the presiding arbitrator or the sole arbitrator shall ask for the final opinion of the parties.

Article 48

An arbitration tribunal shall make a written record of the hearing. If the parties or other participants to the arbitration consider that the record has omitted a part of their statement or is incorrect in some other respect, they shall have the right to request correction thereof. If no

correction is made, the request for correction shall be noted in the written record.

The arbitrators, recorder, parties and other participants to the arbitration shall sign or affix their seals to the record.

Article 49

After the submission of an arbitration application, the parties may settle the dispute among themselves through conciliation. If a conciliation agreement has been reached, the parties may apply to the arbitration tribunal for an award based on the conciliation agreement. Then may also withdraw the arbitration application.

Article 50

If the parties fall back on their words after the conclusion of a conciliation agreement and the withdrawal of the arbitration application, application may be made for arbitration in accordance with the arbitration agreement.

Article 51

Before giving an award, an arbitration tribunal may first attempt to conciliate. If the parties apply for conciliation voluntarily, the arbitration tribunal shall conciliate. If conciliation is unsuccessful, an award shall be made promptly.

When a settlement agreement is reached by conciliation, the arbitration tribunal shall prepare the conciliation statement or the award on the basis of the results of the settlement agreement. A conciliation statement shall have the same legal force as that of an award.

Article 52

A conciliation statement shall set forth the arbitration claims and [illegible] results of the agreement between the parties. The conciliation statement shall be signed by the arbitrators, sealed by the arbitration commission, and served on both parties.

A conciliation statement shall have legal effect once signed and accepted by the parties.

If the parties fall back on their words before the conciliation statement is singed and accepted by them, an award shall be made by the arbitration tribunal promptly.

Article 53

An award shall be based on the opinion of the majority arbitrators. The opinion of the minority arbitrators shall be recorded in writing. If an opinion of the minority arbitrators shall be recorded in writing. If an opinion of the majority arbitrators can not be constituted at the tribunal, the award shall be given according to the opinion of the presiding arbitrator.

Article 54

The arbitration claims, the matters in dispute, the grounds upon which an award is given, the results of the judgement, the responsibility for the arbitration fees and the date of the award shall be set forth in the award. If the parties agree not to include in the award the matters in dispute and the grounds on which the award is based, such matters may not be stated in the award. The award shall be signed by the arbitrators and [illegible]ed by the arbitration commission. The arbitrator who disagrees with the award may select to sign or not to sign it.

Article 55

During the course of arbitration by an arbitration tribunal, where a part of facts has been made clear, a partial award may first be given in relation to that part.

Article 56

The parties may, within 30 days of the receipt of the award, request the arbitration tribunal to correct any typographical errors, calculation errors or matters which had been awarded but omitted in the award.

Article 57

An award shall be legally effective on the date it is given.

Chapter V Application for Cancellation of an Award

Article 58

The parties may apply to the intermediate people's court at the place where the arbitration commission is located for cancellation of an award if they provide evidence proving that the award involves one of the following circumstances:

1. there is no arbitration agreement between the parties;
2. the matters of the award are beyond the extent of the arbitration agreement or not within the jurisdiction of the arbitration commission;
3. the composition of the arbitration tribunal or the arbitration

procedure is in contrary to the legal procedure;

- 4. the evidence on which the award is based is falsified;

5. the other party has concealed evidence which is sufficient to affect the impartiality of the award; and

- 6. the arbitrator(s) has (have) demanded or accepted bribes, committed graft or perverted the law in making the arbitral award.

The peoples' court shall rule to cancel the award if the existence of one of the circumstances prescribed in the preceding clause is confirmed by its collegiate bench.

The people's court shall rule to cancel the award if it holds that the award is contrary to the social and public interests.

Article 59

If a party applies for cancellation of an award, an application shall be submitted within 6 months after receipt of the award.

Article 60

The people's court shall, within 2 months after receipt of the application for cancellation of an award, render its decision for cancellation of the award or for rejection of the application.

Article 61

If the people's court holds that the case may be re-arbitrated by the arbitration tribunal after receipt of the application for cancellation of an award, the court shall inform the arbitration tribunal of re-arbitrating the case within a certain period of time and rule to suspend the cancellation procedure. If the arbitration tribunal refuses to re-arbitrate, the people's court shall rule to resume the cancellation procedure.

Chapter VI Enforcement

Article 62

The parties shall execute an arbitration award. If one party fails to execute the award, the other party may apply to a people's court for enforcement in accordance with the relevant provisions of the Civil Procedure Law, and the court shall enforce the award.

Article 63

A people's court shall, after examination and verification by its collegiate bench, rule not to enforce an award if the party against whom an application for enforcement is made provides evidence proving that the award involves one of the circumstances prescribed in Clause 2, Article 217 of the Civil procedure Law.

Article 64

If one party applies for enforcement of an award while the other party applies for cancellation of the award, the people's court receiving such application shall rule to suspend enforcement of the award.

If a people's court rules to cancel an award, it shall rule to terminate enforcement. If the people's court overrules the application for cancellation of an award, it shall rule to resume enforcement.

Chapter VII Special provisions on Foreign-Related Arbitration

Article 65

The provisions of this Chapter shall apply to all arbitration of disputes arising from foreign economic, trade, transportation or maritime matters. In the absence of provisions in this Chapter, other relevant provisions of this Law shall apply.

Article 66

A foreign arbitration commission may be organized and established by the China International Chamber of Commerce.

A foreign arbitration commission shall comprise one chairman, several vice-chairmen and several committee members.

The chairman, vice-chairmen and committee members may be appointed by the China International Chamber of Commerce.

Article 67

A foreign arbitration commission may appoint foreigners with professional knowledge in such fields as law, economic and trade, science and technology as arbitrators.

Article 68

If the parties to a foreign-related arbitration apply for evidence preservation, the foreign arbitration commission shall submit their

applications to the intermediate people's court in the place where the evidence is located.

Article 69

The arbitration tribunal of a foreign arbitration commission may record the details of the hearing in writing or record the essentials of the hearing in writing. The written record of the essentials shall be signed or sealed by the parties and other participants in the arbitration.

Article 70

A people's court shall, after examination and verification by its collegiate bench, rule to cancel an award if a party to the case provides evidence proving that the arbitration award involves one of the circumstances prescribed in Clause 1, Article 260 of the Civil Procedure Law.

Article 71

A people's court shall, after examination and verification by its collegiate bench, rule not to enforce an award-if the party against whom an application is made provides evidence proving that the arbitration award involves one of the circumstances prescribed in Clause 1, Article 260 of the Civil Procedure Law.

Article 72

Where the party subject to enforcement or its property is not within the territory of the People's Republic of China, a party applying for the enforcement of a legally effective arbitration award shall apply directly to the foreign court having jurisdiction for recognition and enforcement of the award.

Article 73

Foreign arbitration rules may be formulated by the China International Chamber of Commerce in accordance with this Law and the relevant provisions of the Civil Procedure Law.

Chapter VIII Supplementary Provisions

Article 74

If the law has stipulated a time limitation of arbitration, such provisions of the law shall apply. If the law has not stipulated a time limitation of arbitration, the provisions on the limitation of actions shall apply.

Article 75

The arbitration Commission may formulate provisional arbitration rules in accordance with this Law and the relevant provisions of the Civil Procedure Law before the formulation of the arbitration rules by the China Arbitration Association.

Article 76

The parties shall pay arbitration fees in accordance with the relevant provisions.

The methods for the collection of arbitration fees shall be submitted to the commodity prices administration department for approval.

Article 77

Arbitration of labor disputes and disputes over contracts for undertaking agricultural projects within agricultural collective economic organizations shall be separately stipulated.

Article 78

In the event of conflict between the provisions on arbitration formulated before the coming into effect of this Law and the provisions of this Law, the provisions of this Law shall prevail.

Article 79

Arbitration organs established before the coming into effect of this Law in the municipalities directly under the Central Government, in the municipalities where the people's governments of the provinces or autonomous regions and in other cities divided into districts must be re-organized in accordance with the relevant provisions of this Law. The arbitration organs which are not re-organized shall be terminated at the expiration of one year after the date of effectiveness of this Law.

All other arbitration organs established before the implementation of this Law and not conforming to the provisions of this Law shall be terminated on the date of effectiveness of this Law.

Article 80

This Law shall be effective as of September 1, 1995.

中华人民共和国民事诉讼法

1991年4月9日第七届全国人民代表大会第四次会议通过

目　录:

第一编　总　则

第一章　任务、适用范围和基本原则

第一条　中华人民共和国民事诉讼法以宪法为根据，结合我国民事审判工作的经验和实际情况制定。

第二条　中华人民共和国民事诉讼法的任务，是保护当事人行使诉讼权利，保证人民法院查明事实，分清是非，正确适用法律，及时审理民事案件，确认民事权利义务关系，制裁民事违法行为，保护当事人的合法权益，教育公民自觉遵守法律，维护社会秩序、经济秩序，保障社会主义
建设事业顺利进行。

第三条　人民法院受理公民之间、法人之间、其他组织之间以及他们相互之间因财产关系和人身关系提起的民事诉讼，适用本法的规定。

第四条　凡在中华人民共和国领域内进行民事诉讼，必须遵守本法。

第五条　外国人、无国籍人、外国企业和组织在人民法院起诉、应诉，同中华人民共和国公民、法人和其他组织有同等的诉讼权利义务。

外国法院对中华人民共和国公民、法人和其他组织的民事诉讼权利加以限制的，中华人民共和国人民法院对该国公民、企业和组织的民事诉讼权利，实行对等原则。

第六条　民事案件的审判权由人民法院行使。

人民法院依照法律规定对民事案件独立进行审判，不受行政机关、社会团体和个人的干涉。

第七条　人民法院审理民事案件，必须以事实为根据，以法律为准绳。

第八条　民事诉讼当事人有平等的诉讼权利。人民法院审理民事案件，应当保障和便利当事人行使诉讼权利，对当事人在适用法律上一律平等。

第九条　人民法院审理民事案件，应当根据自愿和合法的原则进行调解；调解不成的，应当及时判决。

第十条　人民法院审理民事案件，依照法律规定实行合议、回避、公开审判和两审终审制度。

第十一条　各民族公民都有用本民族语言、文字进行民事诉讼的权利。

在少数民族聚居或者多民族共同居住的地区，人民法院应当用当地民族通用的

语言、文字进行审理和发布法律文书。

人民法院应当对不通晓当地民族通用的语言、文字的诉讼参与人提供翻译。

第十二条　人民法院审理民事案件时，当事人有权进行辩论。

第十三条　当事人有权在法律规定的范围内处分自己的民事权利和诉讼权利。

第十四条　人民检察院有权对民事审判活动实行法律监督。

第十五条　机关、社会团体、企业事业单位对损害国家、集体或者个人民事权益的行为，可以支持受损害的单位或者个人向人民法院起诉。

第十六条　人民调解委员会是在基层人民政府和基层人民法院指导下，调解民间纠纷的群众性组织。

人民调解委员会依照法律规定，根据自愿原则进行调解。当事人对调解达成的协议应当履行；不愿调解、调解不成或者反悔的，可以向人民法院起诉。

人民调解委员会调解民间纠纷，如有违背法律的，人民法院应当予以纠正。

第十七条　民族自治地方的人民代表大会根据宪法和本法的原则，结合当地民族的具体情况，可以制定变通或者补充的规定。自治区的规定，报全国人民代表大会常务委员会批准。自治州、自治县的规定，报省或者自治区的人民代表大会常务委员会批准，并报全国人民代表大会常务委员会备案。

第二章　管　辖

第一节　级别管辖

第十八条　基层人民法院管辖第一审民事案件，但本法另有规定的除外。

第十九条　中级人民法院管辖下列第一审民事案件：

（一）重大涉外案件；

（二）在本辖区有重大影响的案件；

（三）最高人民法院确定由中级人民法院管辖的案件。

第二十条　高级人民法院管辖在本辖区有重大影响的第一审民事案件。

第二十一条　最高人民法院管辖下列第一审民事案件：

（一）在全国有重大影响的案件；

（二）认为应当由本院审理的案件。

第二节　地域管辖

第二十二条　对公民提起的民事诉讼，由被告住所地人民法院管辖；被告住所地与经常居住地不一致的，由经常居住地人民法院管辖。

对法人或者其他组织提起的民事诉讼，由被告住所地人民法院管辖。

同一诉讼的几个被告住所地、经常居住地在两个以上人民法院辖区的，各该人民法院都有管辖权。

第二十三条　下列民事诉讼，由原告住所地人民法院管辖；原告住所地与经常居住地不一致的，由原告经常居住地人民法院管辖：

（一）对不在中华人民共和国领域内居住的人提起的有关身份关系的诉讼；

（二）对下落不明或者宣告失踪的人提起的有关身份关系的诉讼；

（三）对被劳动教养的人提起的诉讼；

（四）对被监禁的人提起的诉讼。

第二十四条　因合同纠纷提起的诉讼，由被告住所地或者合同履行地人民法院管辖。

第二十五条　合同的双方当事人可以在书面合同中协议选择被告住所地、合同履行地、合同签订地、原告住所地、标的物所在地人民法院管辖，但不得违反本法对级别管辖和专属管辖的规定。

第二十六条　因保险合同纠纷提起的诉讼，由被告住所地或者保险标的物所在地人民法院管辖。

第二十七条　因票据纠纷提起的诉讼，由票据支付地或者被告住所地人民法院管辖。

第二十八条　因铁路、公路、水上、航空运输和联合运输合同纠纷提起的诉讼，由运输始发地、目的地或者被告住所地人民法院管辖。

第二十九条　因侵权行为提起的诉讼，由侵权行为地或者被告住所地人民法院管辖。

第三十条　因铁路、公路、水上和航空事故请求损害赔偿提起的诉讼，由事故

发生地或者车辆、船舶最先到达地、航空器最先降落地或者被告住所地人民法院管辖。

第三十一条　因船舶碰撞或者其他海事损害事故请求损害赔偿提起的诉讼，由碰撞发生地、碰撞船舶最先到达地、加害船舶被扣留地或者被告住所地人民法院管辖。

第三十二条　因海难救助费用提起的诉讼，由救助地或者被救助船舶最先到达地人民法院管辖。

第三十三条　因共同海损提起的诉讼，由船舶最先到达地、共同海损理算地或者航程终止地的人民法院管辖。

第三十四条　下列案件，由本条规定的人民法院专属管辖：

（一）因不动产纠纷提起的诉讼，由不动产所在地人民法院管辖；

（二）因港口作业中发生纠纷提起的诉讼，由港口所在地人民法院管辖；

（三）因继承遗产纠纷提起的诉讼，由被继承人死亡时住所地或者主要遗产所在地人民法院管辖。

第三十五条　两个以上人民法院都有管辖权的诉讼，原告可以向其中一个人民法院起诉；原告向两个以上有管辖权的人民法院起诉的，由最先立案的人民法院管辖。

第三节　移送管辖和指定管辖

第三十六条　人民法院发现受理的案件不属于本院管辖的，应当移送有管辖权的人民法院，受移送的人民法院应当受理。受移送的人民法院认为受移送的案件依照规定不属于本院管辖的，应当报请上级人民法院指定管辖，不得再自行移送。

第三十七条　有管辖权的人民法院由于特殊原因，不能行使管辖权的，由上级人民法院指定管辖。

人民法院之间因管辖权发生争议，由争议双方协商解决；协商解决不了的，报请它们的共同上级人民法院指定管辖。

第三十八条　人民法院受理案件后，当事人对管辖权有异议的，应当在提交答辩状期间提出。人民法院对当事人提出的异议，应当审查。异议成立的，裁定将案

件移送有管辖权的人民法院；异议不成立的，裁定驳回。

第三十九条　上级人民法院有权审理下级人民法院管辖的第一审民事案件，也可以把本院管辖的第一审民事案件交下级人民法院审理。

下级人民法院对它所管辖的第一审民事案件，认为需要由上级人民法院审理的，可以报请上级人民法院审理。

第三章　审判组织

第四十条　人民法院审理第一审民事案件，由审判员、陪审员共同组成合议庭或者由审判员组成合议庭。合议庭的成员人数，必须是单数。

适用简易程序审理的民事案件，由审判员一人独任审理。

陪审员在执行陪审职务时，与审判员有同等的权利义务。

第四十一条　人民法院审理第二审民事案件，由审判员组成合议庭。合议庭的成员人数，必须是单数。

发回重审的案件，原审人民法院应当按照第一审程序另行组成合议庭。

审理再审案件，原来是第一审的，按照第一审程序另行组成合议庭；原来是第二审的或者是上级人民法院提审的，按照第二审程序另行组成合议庭。

第四十二条　合议庭的审判长由院长或者庭长指定审判员一人担任；院长或者庭长参加审判的，由院长或者庭长担任。

第四十三条　合议庭评议案件，实行少数服从多数的原则。评议应当制作笔录，由合议庭成员签名。评议中的不同意见，必须如实记入笔录。

第四十四条　审判人员应当依法秉公办案。

审判人员不得接受当事人及其诉讼代理人请客送礼。

审判人员有贪污受贿，徇私舞弊，枉法裁判行为的，应当追究法律责任；构成犯罪的，依法追究刑事责任。

第四章　回　避

第四十五条　审判人员有下列情形之一的，必须回避，当事人有权用口头或者书面方式申请他们回避：

（一）是本案当事人或者当事人、诉讼代理人的近亲属；

（二）与本案有利害关系；

（三）与本案当事人有其他关系，可能影响对案件公正审理的。

前款规定，适用于书记员、翻译人员、鉴定人、勘验人。

第四十六条　当事人提出回避申请，应当说明理由，在案件开始审理时提出；回避事由在案件开始审理后知道的，也可以在法庭辩论终结前提出。

被申请回避的人员在人民法院作出是否回避的决定前，应当暂停参与本案的工作，但案件需要采取紧急措施的除外。

第四十七条　院长担任审判长时的回避，由审判委员会决定；审判人员的回避，由院长决定；其他人员的回避，由审判长决定。

第四十八条　人民法院对当事人提出的回避申请，应当在申请提出的三日内，以口头或者书面形式作出决定。申请人对决定不服的，可以在接到决定时申请复议一次。复议期间，被申请回避的人员，不停止参与本案的工作。人民法院对复议申请，应当在三日内作出复议决定，并通知复

议申请人。

第五章　诉讼参加人

第一节　当事人

第四十九条　公民、法人和其他组织可以作为民事诉讼的当事人。

法人由其法定代表人进行诉讼。其他组织由其主要负责人进行诉讼。

第五十条　当事人有权委托代理人，提出回避申请，收集、提供证据，进行辩论，请求调解，提起上诉，申请执行。

当事人可以查阅本案有关材料，并可以复制本案有关材料和法律文书。查阅、复制本案有关材料的范围和办法由最高人民法院规定。

当事人必须依法行使诉讼权利，遵守诉讼秩序，履行发生法律效力的判决书、裁定书和调解书。

第五十一条　双方当事人可以自行和解。

第五十二条　原告可以放弃或者变更诉讼请求。被告可以承认或者反驳诉讼请

求，有权提起反诉。

第五十三条　当事人一方或者双方为二人以上，其诉讼标的是共同的，或者诉讼标的是同一种类、人民法院认为可以合并审理并经当事人同意的，为共同诉讼。

共同诉讼的一方当事人对诉讼标的有共同权利义务的，其中一人的诉讼行为经其他共同诉讼人承认，对其他共同诉讼人发生效力；对诉讼标的没有共同权利义务的，其中一人的诉讼行为对其他共同诉讼人不发生效力。

第五十四条　当事人一方人数众多的共同诉讼，可以由当事人推选代表人进行诉讼。代表人的诉讼行为对其所代表的当事人发生效力，但代表人变更、放弃诉讼请求或者承认对方当事人的诉讼请求，进行和解，必须经被代表的当事人同意。

第五十五条　诉讼标的是同一种类、当事人一方人数众多在起诉时人数尚未确定的，人民法院可以发出公告，说明案件情况和诉讼请求，通知权利人在一定期间向人民法院登记。

向人民法院登记的权利人可以推选代表人进行诉讼；推选不出代表人的，人民法院可以与参加登记的权利人商定代表人。

代表人的诉讼行为对其所代表的当事人发生效力，但代表人变更、放弃诉讼请求或者承认对方当事人的诉讼请求，进行和解，必须经被代表的当事人同意。

人民法院作出的判决、裁定，对参加登记的全体权利人发生效力。未参加登记的权利人在诉讼时效期间提起诉讼的，适用该判决、裁定。

第五十六条　对当事人双方的诉讼标的，第三人认为有独立请求权的，有权提起诉讼。

对当事人双方的诉讼标的，第三人虽然没有独立请求权，但案件处理结果同他有法律上的利害关系的，可以申请参加诉讼，或者由人民法院通知他参加诉讼。人民法院判决承担民事责任的第三人，有当事人的诉讼权利义务。

第二节　诉讼代理人

第五十七条　无诉讼行为能力人由他的监护人作为法定代理人代为诉讼。法定代理人之间互相推诿代理责任的，由人民法院指定其中一人代为诉讼。

第五十八条　当事人、法定代理人可以委托一至二人作为诉讼代理人。

律师、当事人的近亲属、有关的社会团体或者所在单位推荐的人、经人民法院许可的其他公民，都可以被委托为诉讼代理人。

第五十九条　委托他人代为诉讼，必须向人民法院提交由委托人签名或者盖章的授权委托书。

授权委托书必须记明委托事项和权限。诉讼代理人代为承认、放弃、变更诉讼请求，进行和解，提起反诉或者上诉，必须有委托人的特别授权。

侨居在国外的中华人民共和国公民从国外寄交或者托交的授权委托书，必须经中华人民共和国驻该国的使领馆证明；没有使领馆的，由与中华人民共和国有外交关系的第三国驻该国的使领馆证明，再转由中华人民共和国驻该第三国使领馆证明，或者由当地的爱国华侨团体证明。

第六十条　诉讼代理人的权限如果变更或者解除，当事人应当书面告知人民法院，并由人民法院通知对方当事人。

第六十一条　代理诉讼的律师和其他诉讼代理人有权调查收集证据，可以查阅本案有关材料。查阅本案有关材料的范围和办法由最高人民法院规定。

第六十二条　离婚案件有诉讼代理人的，本人除不能表达意志的以外，仍应出庭；确因特殊情况无法出庭的，必须向人民法院提交书面意见。

第六章　证　据

第六十三条　证据有下列几种：

（一）书证；

（二）物证；

（三）视听资料；

（四）证人证言；

（五）当事人的陈述；

（六）鉴定结论；

（七）勘验笔录。

以上证据必须查证属实，才能作为认定事实的根据。

第六十四条　当事人对自己提出的主张，有责任提供证据。

当事人及其诉讼代理人因客观原因不能自行收集的证据，或者人民法院认为审理案件需要的证据，人民法院应当调查收集。

人民法院应当按照法定程序，全面地、客观地审查核实证据。

第六十五条　人民法院有权向有关单位和个人调查取证，有关单位和个人不得拒绝。

人民法院对有关单位和个人提出的证明文书，应当辨别真伪，审查确定其效力。

第六十六条　证据应当在法庭上出示，并由当事人互相质证。对涉及国家秘密、商业秘密和个人隐私的证据应当保密，需要在法庭出示的，不得在公开开庭时出示。

第六十七条　经过法定程序公证证明的法律行为、法律事实和文书，人民法院应当作为认定事实的根据。但有相反证据足以推翻公证证明的除外。

第六十八条　书证应当提交原件。物证应当提交原物。提交原件或者原物确有困难的，可以提交复制品、照片、副本、节录本。

提交外文书证，必须附有中文译本。

第六十九条　人民法院对视听资料，应当辨别真伪，并结合本案的其他证据，审查确定能否作为认定事实的根据。

第七十条　凡是知道案件情况的单位和个人，都有义务出庭作证。有关单位的负责人应当支持证人作证。证人确有困难不能出庭的，经人民法院许可，可以提交书面证言。

不能正确表达意志的人，不能作证。

第七十一条　人民法院对当事人的陈述，应当结合本案的其他证据，审查确定能否作为认定事实的根据。

当事人拒绝陈述的，不影响人民法院根据证据认定案件事实。

第七十二条　人民法院对专门性问题认为需要鉴定的，应当交由法定鉴定部门鉴定；没有法定鉴定部门的，由人民法院指定的鉴定部门鉴定。

鉴定部门及其指定的鉴定人有权了解进行鉴定所需要的案件材料，必要时可以询问当事人、证人。

鉴定部门和鉴定人应当提出书面鉴定结论，在鉴定书上签名或者盖章。鉴定人鉴定的，应当由鉴定人所在单位加盖印章，证明鉴定人身份。

第七十三条　勘验物证或者现场，勘验人必须出示人民法院的证件，并邀请当地基层组织或者当事人所在单位派人参加。当事人或者当事人的成年家属应当到场，拒不到场的，不影响勘验的进行。

有关单位和个人根据人民法院的通知，有义务保护现场，协助勘验工作。

勘验人应当将勘验情况和结果制作笔录，由勘验人、当事人和被邀参加人签名或者盖章。

第七十四条　在证据可能灭失或者以后难以取得的情况下，诉讼参加人可以向人民法院申请保全证据，人民法院也可以主动采取保全措施。

第七章　期间、送达

第一节　期　间

第七十五条　期间包括法定期间和人民法院指定的期间。

期间以时、日、月、年计算。期间开始的时和日，不计算在期间内。

期间届满的最后一日是节假日的，以节假日后的第一日为期间届满的日期。

期间不包括在途时间，诉讼文书在期满前交邮的，不算过期。

第七十六条　当事人因不可抗拒的事由或者其他正当理由耽误期限的，在障碍消除后的十日内，可以申请顺延期限，是否准许，由人民法院决定。

第二节　送　达

第七十七条　送达诉讼文书必须有送达回证，由受送达人在送达回证上记明收到日期，签名或者盖章。

受送达人在送达回证上的签收日期为送达日期。

第七十八条　送达诉讼文书，应当直接送交受送达人。受送达人是公民的，本人不在交他的同住成年家属签收；受送达人是法人或者其他组织的，应当由法人的法定代表人、其他组织的主要负责人或者该法人、组织负责收件的人签收；受送达人有诉讼代理人的，可以送交其代理人签收

；受送达人已向人民法院指定代收人的，送交代收人签收。

受送达人的同住成年家属，法人或者其他组织的负责收件的人，诉讼代理人或者代收人在送达回证上签收的日期为送达日期。

第七十九条　受送达人或者他的同住成年家属拒绝接收诉讼文书的，送达人应当邀请有关基层组织或者所在单位的代表到场，说明情况，在送达回证上记明拒收事由和日期，由送达人、见证人签名或者盖章，把诉讼文书留在受送达人的住所，即视为送达。

第八十条　直接送达诉讼文书有困难的，可以委托其他人民法院代为送达，或者邮寄送达。邮寄送达的，以回执上注明的收件日期为送达日期。

第八十一条　受送达人是军人的，通过其所在部队团以上单位的政治机关转交。

第八十二条　受送达人是被监禁的，通过其所在监所或者劳动改造单位转交。

受送达人是被劳动教养的，通过其所在劳动教养单位转交。

第八十三条　代为转交的机关、单位收到诉讼文书后，必须立即交受送达人签收，以在送达回证上的签收日期，为送达日期。

第八十四条　受送达人下落不明，或者用本节规定的其他方式无法送达的，公告送达。自发出公告之日起，经过六十日，即视为送达。

公告送达，应当在案卷中记明原因和经过。

第八章　调　解

第八十五条　人民法院审理民事案件，根据当事人自愿的原则，在事实清楚的基础上，分清是非，进行调解。

第八十六条　人民法院进行调解，可以由审判员一人主持，也可以由合议庭主持，并尽可能就地进行。

人民法院进行调解，可以用简便方式通知当事人、证人到庭。

第八十七条　人民法院进行调解，可以邀请有关单位和个人协助。被邀请的单位和个人，应当协助人民法院进行调解。

第八十八条　调解达成协议，必须双方自愿，不得强迫。调解协议的内容不得违反法律规定。

第八十九条　调解达成协议，人民法院应当制作调解书。调解书应当写明诉讼

请求、案件的事实和调解结果。

调解书由审判人员、书记员署名，加盖人民法院印章，送达双方当事人。

调解书经双方当事人签收后，即具有法律效力。

第九十条　下列案件调解达成协议，人民法院可以不制作调解书：

（一）调解和好的离婚案件；

（二）调解维持收养关系的案件；

（三）能够即时履行的案件；

（四）其他不需要制作调解书的案件。

对不需要制作调解书的协议，应当记入笔录，由双方当事人、审判人员、书记员签名或者盖章后，即具有法律效力。

第九十一条　调解未达成协议或者调解书送达前一方反悔的，人民法院应当及时判决。

第九章　财产保全和先予执行

第九十二条　人民法院对于可能因当事人一方的行为或者其他原因，使判决不能执行或者难以执行的案件，可以根据对方当事人的申请，作出财产保全的裁定；当事人没有提出申请的，人民法院在必要时也可以裁定采取财产保全措施。

人民法院采取财产保全措施，可以责令申请人提供担保；申请人不提供担保的，驳回申请。

人民法院接受申请后，对情况紧急的，必须在四十八小时内作出裁定；裁定采取财产保全措施的，应当立即开始执行。

第九十三条　利害关系人因情况紧急，不立即申请财产保全将会使其合法权益受到难以弥补的损害的，可以在起诉前向人民法院申请采取财产保全措施。申请人应当提供担保，不提供担保的，驳回申请。

人民法院接受申请后，必须在四十八小时内作出裁定；裁定采取财产保全措施的，应当立即开始执行。

申请人在人民法院采取保全措施后十五日内不起诉的，人民法院应当解除财产保全。

第九十四条　财产保全限于请求的范围，或者与本案有关的财物。

财产保全采取查封、扣押、冻结或者法律规定的其他方法。

人民法院冻结财产后，应当立即通知被冻结财产的人。

财产已被查封、冻结的，不得重复查封、冻结。

第九十五条　被申请人提供担保的，人民法院应当解除财产保全。

第九十六条　申请有错误的，申请人应当赔偿被申请人因财产保全所遭受的损失。

第九十七条　人民法院对下列案件，根据当事人的申请，可以裁定先予执行：

（一）追索赡养费、扶养费、抚育费、抚恤金、医疗费用的；

（二）追索劳动报酬的；

（三）因情况紧急需要先予执行的。

第九十八条　人民法院裁定先予执行的，应当符合下列条件：

（一）当事人之间权利义务关系明确，不先予执行将严重影响申请人的生活或者生产经营的；

（二）被申请人有履行能力。

人民法院可以责令申请人提供担保，申请人不提供担保的，驳回申请。申请人败诉的，应当赔偿被申请人因先予执行遭受的财产损失。

第九十九条　当事人对财产保全或者先予执行的裁定不服的，可以申请复议一次。复议期间不停止裁定的执行。

第十章　对妨害民事诉讼的强制措施

第一百条　人民法院对必须到庭的被告，经两次传票传唤，无正当理由拒不到庭的，可以拘传。

第一百零一条　诉讼参与人和其他人应当遵守法庭规则。

人民法院对违反法庭规则的人，可以予以训诫，责令退出法庭或者予以罚款、拘留。

人民法院对哄闹、冲击法庭，侮辱、诽谤、威胁、殴打审判人员，严重扰乱法庭秩序的人，依法追究刑事责任；情节较轻的，予以罚款、拘留。

第一百零二条　诉讼参与人或者其他人有下列行为之一的，人民法院可以根据情节轻重予以罚款、拘留；构成犯罪的，依法追究刑事责任：

（一）伪造、毁灭重要证据，妨碍人民法院审理案件的；

（二）以暴力、威胁、贿买方法阻止证人作证或者指使、贿买、胁迫他人作伪证的；

（三）隐藏、转移、变卖、毁损已被查封、扣押的财产，或者已被清点并责令其保管的财产，转移已被冻结的财产的；

（四）对司法工作人员、诉讼参加人、证人、翻译人员、鉴定人、勘验人、协助执行的人，进行侮辱、诽谤、诬陷、殴打或者打击报复的；

（五）以暴力、威胁或者其他方法阻碍司法工作人员执行职务的；

（六）拒不履行人民法院已经发生法律效力的判决、裁定的。

人民法院对有前款规定的行为之一的单位，可以对其主要负责人或者直接责任人员予以罚款、拘留；构成犯罪的，依法追究刑事责任。

第一百零三条　有义务协助调查、执行的单位有下列行为之一的，人民法院除责令其履行协助义务外，并可以予以罚款：

（一）有关单位拒绝或者妨碍人民法院调查取证的；

（二）银行、信用合作社和其他有储蓄业务的单位接到人民法院协助执行通知书后，拒不协助查询、冻结或者划拨存款的；

（三）有关单位接到人民法院协助执行通知书后，拒不协助扣留被执行人的收入、办理有关财产权证照转移手续、转交有关票证、证照或者其他财产的；

（四）其他拒绝协助执行的。

人民法院对有前款规定的行为之一的单位，可以对其主要负责人或者直接责任人员予以罚款；还可以向监察机关或者有关机关提出予以纪律处分的司法建议。

第一百零四条　对个人的罚款金额，为人民币一千元以下。对单位的罚款金额，为人民币一千元以上三万元以下。

拘留的期限，为十五日以下。

被拘留的人，由人民法院交公安机关看管。在拘留期间，被拘留人承认并改正错误的，人民法院可以决定提前解除拘留。

第一百零五条　拘传、罚款、拘留必须经院长批准。

拘传应当发拘传票。

罚款、拘留应当用决定书。对决定不服的，可以向上一级人民法院申请复议一次。复议期间不停止执行。

第一百零六条　采取对妨害民事诉讼的强制措施必须由人民法院决定。任何单位和个人采取非法拘禁他人或者非法私自扣押他人财产追索债务的，应当依法追究刑事责任，或者予以拘留、罚款。

第十一章　诉讼费用

第一百零七条　当事人进行民事诉讼，应当按照规定交纳案件受理费。财产案件除交纳案件受理费外，并按照规定交纳其他诉讼费用。

当事人交纳诉讼费用确有困难的，可以按照规定向人民法院申请缓交、减交或者免交。

收取诉讼费用的办法另行制定。

第二编　审判程序

第十二章　第一审普通程序

第一节　起诉和受理

第一百零八条　起诉必须符合下列条件：

（一）原告是与本案有直接利害关系的公民、法人和其他组织；

（二）有明确的被告；

（三）有具体的诉讼请求和事实、理由；

（四）属于人民法院受理民事诉讼的范围和受诉人民法院管辖。

第一百零九条　起诉应当向人民法院递交起诉状，并按照被告人数提出副本。

书写起诉状确有困难的，可以口头起诉，由人民法院记入笔录，并告知对方当事人。

第一百一十条　起诉状应当记明下列事项：

（一）当事人的姓名、性别、年龄、民族、职业、工作单位和住所，法人或者

其他组织的名称、住所和法定代表人或者主要负责人的姓名、职务；

（二）诉讼请求和所根据的事实与理由；

（三）证据和证据来源，证人姓名和住所。

第一百一十一条　人民法院对符合本法第一百零八条的起诉，必须受理；对下列起诉，分别情形，予以处理：

（一）依照行政诉讼法的规定，属于行政诉讼受案范围的，告知原告提起行政诉讼；

（二）依照法律规定，双方当事人对合同纠纷自愿达成书面仲裁协议向仲裁机构申请仲裁、不得向人民法院起诉的，告知原告向仲裁机构申请仲裁；

（三）依照法律规定，应当由其他机关处理的争议，告知原告向有关机关申请解决；

（四）对不属于本院管辖的案件，告知原告向有管辖权的人民法院起诉；

（五）对判决、裁定已经发生法律效力的案件，当事人又起诉的，告知原告按照申诉处理，但人民法院准许撤诉的裁定除外；

（六）依照法律规定，在一定期限内不得起诉的案件，在不得起诉的期限内起诉的，不予受理；

（七）判决不准离婚和调解和好的离婚案件，判决、调解维持收养关系的案件，没有新情况、新理由，原告在六个月内又起诉的，不予受理。

第一百一十二条　人民法院收到起诉状或者口头起诉，经审查，认为符合起诉条件的，应当在七日内立案，并通知当事人；认为不符合起诉条件的，应当在七日内裁定不予受理；原告对裁定不服的，可以提起上诉。

第二节　审理前的准备

第一百一十三条　人民法院应当在立案之日起五日内将起诉状副本发送被告，被告在收到之日起十五日内提出答辩状。

被告提出答辩状的，人民法院应当在收到之日起五日内将答辩状副本发送原告。被告不提出答辩状的，不影响人民法院审理。

第一百一十四条　人民法院对决定受理的案件，应当在受理案件通知书和应诉

通知书中向当事人告知有关的诉讼权利义务，或者口头告知。

第一百一十五条　合议庭组成人员确定后，应当在三内日告知当事人。

第一百一十六条　审判人员必须认真审核诉讼材料，调查收集必要的证据。

第一百一十七条　人民法院派出人员进行调查时，应当向被调查人出示证件。

调查笔录经被调查人校阅后，由被调查人、调查人签名或者盖章。

第一百一十八条　人民法院在必要时可以委托外地人民法院调查。

委托调查，必须提出明确的项目和要求。受委托人民法院可以主动补充调查。

受委托人民法院收到委托书后，应当在三十日内完成调查。因故不能完成的，应当在上述期限内函告委托人民法院。

第一百一十九条　必须共同进行诉讼的当事人没有参加诉讼的，人民法院应当通知其参加诉讼。

第三节　开庭审理

第一百二十条　人民法院审理民事案件，除涉及国家秘密、个人隐私或者法律另有规定的以外，应当公开进行。

离婚案件，涉及商业秘密的案件，当事人申请不公开审理的，可以不公开审理。

第一百二十一条　人民法院审理民事案件，根据需要进行巡回审理，就地办案。

第一百二十二条　人民法院审理民事案件，应当在开庭三日前通知当事人和其他诉讼参与人。公开审理的，应当公告当事人姓名、案由和开庭的时间、地点。

第一百二十三条　开庭审理前，书记员应当查明当事人和其他诉讼参与人是否到庭，宣布法庭纪律。

开庭审理时，由审判长核对当事人，宣布案由，宣布审判人员、书记员名单，告知当事人有关的诉讼权利义务，询问当事人是否提出回避申请。

第一百二十四条　法庭调查按照下列顺序进行：

（一）当事人陈述；

（二）告知证人的权利义务，证人作证，宣读未到庭的证人证言；

（三）出示书证、物证和视听资料；

（四）宣读鉴定结论；

（五）宣读勘验笔录。

第一百二十五条　当事人在法庭上可以提出新的证据。

当事人经法庭许可，可以向证人、鉴定人、勘验人发问。

当事人要求重新进行调查、鉴定或者勘验的，是否准许，由人民法院决定。

第一百二十六条　原告增加诉讼请求，被告提出反诉，第三人提出与本案有关的诉讼请求，可以合并审理。

第一百二十七条　法庭辩论按照下列顺序进行：

（一）原告及其诉讼代理人发言；

（二）被告及其诉讼代理人答辩；

（三）第三人及其诉讼代理人发言或者答辩；

（四）互相辩论。

法庭辩论终结，由审判长按照原告、被告、第三人的先后顺序征询各方最后意见。

第一百二十八条　法庭辩论终结，应当依法作出判决。判决前能够调解的，还可以进行调解，调解不成的，应当及时判决。

第一百二十九条　原告经传票传唤，无正当理由拒不到庭的，或者未经法庭许可中途退庭的，可以按撤诉处理；被告反诉的，可以缺席判决。

第一百三十条　被告经传票传唤，无正当理由拒不到庭的，或者未经法庭许可中途退庭的，可以缺席判决。

第一百三十一条　宣判前，原告申请撤诉的，是否准许，由人民法院裁定。

人民法院裁定不准许撤诉的，原告经传票传唤，无正当理由拒不到庭的，可以缺席判决。

第一百三十二条　有下列情形之一的，可以延期开庭审理：

（一）必须到庭的当事人和其他诉讼参与人有正当理由没有到庭的；

（二）当事人临时提出回避申请的；

（三）需要通知新的证人到庭，调取新的证据，重新鉴定、勘验，或者需要补充调查的；

（四）其他应当延期的情形。

第一百三十三条　书记员应当将法庭审理的全部活动记入笔录，由审判人员和书记员签名。

法庭笔录应当当庭宣读，也可以告知当事人和其他诉讼参与人当庭或者在五日内阅读。当事人和其他诉讼参与人认为对自己的陈述记录有遗漏或者差错的，有权申请补正。如果不予补正，应当将申请记录在案。

法庭笔录由当事人和其他诉讼参与人签名或者盖章。拒绝签名盖章的，记明情况附卷。

第一百三十四条　人民法院对公开审理或者不公开审理的案件，一律公开宣告判决。

当庭宣判的，应当在十日内发送判决书；定期宣判的，宣判后立即发给判决书。

宣告判决时，必须告知当事人上诉权利、上诉期限和上诉的法院。

宣告离婚判决，必须告知当事人在判决发生法律效力前不得另行结婚。

第一百三十五条　人民法院适用普通程序审理的案件，应当在立案之日起六个月内审结。有特殊情况需要延长的，由本院院长批准，可以延长六个月；还需要延长的，报请上级人民法院批准。

第四节　诉讼中止和终结

第一百三十六条　有下列情形之一的，中止诉讼：

（一）一方当事人死亡，需要等待继承人表明是否参加诉讼的；

（二）一方当事人丧失诉讼行为能力，尚未确定法定代理人的；

（三）作为一方当事人的法人或者其他组织终止，尚未确定权利义务承受人的；

（四）一方当事人因不可抗拒的事由，不能参加诉讼的；

（五）本案必须以另一案的审理结果为依据，而另一案尚未审结的；

（六）其他应当中止诉讼的情形。

中止诉讼的原因消除后，恢复诉讼。

第一百三十七条　有下列情形之一的，终结诉讼：

（一）原告死亡，没有继承人，或者继承人放弃诉讼权利的；

（二）被告死亡，没有遗产，也没有应当承担义务的人的；

（三）离婚案件一方当事人死亡的；

（四）追索赡养费、扶养费、抚育费以及解除收养关系案件的一方当事人死亡的。

第五节　判决和裁定

第一百三十八条　判决书应当写明：

（一）案由、诉讼请求、争议的事实和理由；

（二）判决认定的事实、理由和适用的法律依据；

（三）判决结果和诉讼费用的负担；

（四）上诉期间和上诉的法院。

判决书由审判人员、书记员署名，加盖人民法院印章。

第一百三十九条　人民法院审理案件，其中一部分事实已经清楚，可以就该部分先行判决。

第一百四十条　裁定适用于下列范围：

（一）不予受理；

（二）对管辖权有异议的；

（三）驳回起诉；

（四）财产保全和先予执行；

（五）准许或者不准许撤诉；

（六）中止或者终结诉讼；

（七）补正判决书中的笔误；

（八）中止或者终结执行；

（九）不予执行仲裁裁决；

（十）不予执行公证机关赋予强制执行效力的债权文书；

（十一）其他需要裁定解决的事项。

对前款第（一）、（二）、（三）项裁定，可以上诉。

裁定书由审判人员、书记员署名，加盖人民法院印章。口头裁定的，记入笔录。

第一百四十一条　最高人民法院的判决、裁定，以及依法不准上诉或者超过上

诉期没有上诉的判决、裁定，是发生法律效力的判决、裁定。

第十三章　简易程序

第一百四十二条　基层人民法院和它派出的法庭审理事实清楚、权利义务关系明确、争议不大的简单的民事案件，适用本章规定。

第一百四十三条　对简单的民事案件，原告可以口头起诉。

当事人双方可以同时到基层人民法院或者它派出的法庭，请求解决纠纷。基层人民法院或者它派出的法庭可以当即审理，也可以另定日期审理。

第一百四十四条　基层人民法院和它派出的法庭审理简单的民事案件，可以用简便方式随时传唤当事人、证人。

第一百四十五条　简单的民事案件由审判员一人独任审理，并不受本法第一百二十二条、第一百二十四条、第一百二十七条规定的限制。

第一百四十六条　人民法院适用简易程序审理案件，应当在立案之日起三个月内审结。

第十四章　第二审程序

第一百四十七条　当事人不服地方人民法院第一审判决的，有权在判决书送达之日起十五日内向上一级人民法院提起上诉。

当事人不服地方人民法院第一审裁定的，有权在裁定书送达之日起十日内向上一级人民法院提起上诉。

第一百四十八条　上诉应当递交上诉状。上诉状的内容，应当包括当事人的姓名，法人的名称及其法定代表人的姓名或者其他组织的名称及其主要负责人的姓名；原审人民法院名称、案件的编号和案由；上诉的请求和理由。

第一百四十九条　上诉状应当通过原审人民法院提出，并按照对方当事人或者代表人的人数提出副本。

当事人直接向第二审人民法院上诉的，第二审人民法院应当在五日内将上诉状移交原审人民法院。

第一百五十条　原审人民法院收到上诉状，应当在五日内将上诉状副本送达对

方当事人，对方当事人在收到之日起十五日内提出答辩状。人民法院应当在收到答辩状之日起五日内将副本送达上诉人。对方当事人不提出答辩状的，不影响人民法院审理。

原审人民法院收到上诉状、答辩状，应当在五日内连同全部案卷和证据，报送第二审人民法院。

第一百五十一条　第二审人民法院应当对上诉请求的有关事实和适用法律进行审查。

第一百五十二条　第二审人民法院对上诉案件，应当组成合议庭，开庭审理。经过阅卷和调查，询问当事人，在事实核对清楚后，合议庭认为不需要开庭审理的，也可以径行判决、裁定。

第二审人民法院审理上诉案件，可以在本院进行，也可以到案件发生地或者原审人民法院所在地进行。

第一百五十三条　第二审人民法院对上诉案件，经过审理，按照下列情形，分别处理：

（一）原判决认定事实清楚，适用法律正确的，判决驳回上诉，维持原判决；

（二）原判决适用法律错误的，依法改判；

（三）原判决认定事实错误，或者原判决认定事实不清，证据不足，裁定撤销原判决，发回原审人民法院重审，或者查清事实后改判；

（四）原判决违反法定程序，可能影响案件正确判决的，裁定撤销原判决，发回原审人民法院重审。

当事人对重审案件的判决、裁定，可以上诉。

第一百五十四条　第二审人民法院对不服第一审人民法院裁定的上诉案件的处理，一律使用裁定。

第一百五十五条　第二审人民法院审理上诉案件，可以进行调解。调解达成协议，应当制作调解书，由审判人员、书记员署名，加盖人民法院印章。调解书送达后，原审人民法院的判决即视为撤销。

第一百五十六条　第二审人民法院判决宣告前，上诉人申请撤回上诉的，是否准许，由第二审人民法院裁定。

第一百五十七条　第二审人民法院审理上诉案件，除依照本章规定外，适用第一审普通程序。

第一百五十八条　第二审人民法院的判决、裁定，是终审的判决、裁定。

第一百五十九条　人民法院审理对判决的上诉案件，应当在第二审立案之日起三个月内审结。有特殊情况需要延长的，由本院院长批准。

人民法院审理对裁定的上诉案件，应当在第二审立案之日起三十日内作出终审裁定。

第十五章　特别程序

第一节　一般规定

第一百六十条　人民法院审理选民资格案件、宣告失踪或者宣告死亡案件、认定公民无民事行为能力或者限制民事行为能力案件和认定财产无主案件，适用本章规定。本章没有规定的，适用本法和其他法律的有关规定。

第一百六十一条　依照本章程序审理的案件，实行一审终审。选民资格案件或者重大、疑难的案件，由审判员组成合议庭审理；其他案件由审判员一人独任审理。

第一百六十二条　人民法院在依照本章程序审理案件的过程中，发现本案属于民事权益争议的，应当裁定终结特别程序，并告知利害关系人可以另行起诉。

第一百六十三条　人民法院适用特别程序审理的案件，应当在立案之日起三十日内或者公告期满后三十日内审结。有特殊情况需要延长的，由本院院长批准。但审理选民资格的案件除外。

第二节　选民资格案件

第一百六十四条　公民不服选举委员会对选民资格的申诉所作的处理决定，可以在选举日的五日以前向选区所在地基层人民法院起诉。

第一百六十五条　人民法院受理选民资格案件后，必须在选举日前审结。

审理时，起诉人、选举委员会的代表和有关公民必须参加。

人民法院的判决书，应当在选举日前送达选举委员会和起诉人，并通知有关公民。

第三节　宣告失踪、宣告死亡案件

第一百六十六条　公民下落不明满二年，利害关系人申请宣告其失踪的，向下落不明人住所地基层人民法院提出。

申请书应当写明失踪的事实、时间和请求，并附有公安机关或者其他有关机关关于该公民下落不明的书面证明。

第一百六十七条　公民下落不明满四年，或者因意外事故下落不明满二年，或者因意外事故下落不明，经有关机关证明该公民不可能生存，利害关系人申请宣告其死亡的，向下落不明人住所地基层人民法院提出。

申请书应当写明下落不明的事实、时间和请求，并附有公安机关或者其他有关机关关于该公民下落不明的书面证明。

第一百六十八条　人民法院受理宣告失踪、宣告死亡案件后，应当发出寻找下落不明人的公告。宣告失踪的公告期间为三个月，宣告死亡的公告期间为一年。因意外事故下落不明，经有关机关证明该公民不可能生存的，宣告死亡的公告期间为三个月。

公告期间届满，人民法院应当根据被宣告失踪、宣告死亡的事实是否得到确认，作出宣告失踪、宣告死亡的判决或者驳回申请的判决。

第一百六十九条　被宣告失踪、宣告死亡的公民重新出现，经本人或者利害关系人申请，人民法院应当作出新判决，撤销原判决。

第四节　认定公民无民事行为能力、限制民事行为能力案件

第一百七十条　申请认定公民无民事行为能力或者限制民事行为能力，由其近亲属或者其他利害关系人向该公民住所地基层人民法院提出。

申请书应当写明该公民无民事行为能力或者限制民事行为能力的事实和根据。

第一百七十一条　人民法院受理申请后，必要时应当对被请求认定为无民事行为能力或者限制民事行为能力的公民进行鉴定。申请人已提供鉴定结论的，应当对鉴定结论进行审查。

第一百七十二条　人民法院审理认定公民无民事行为能力或者限制民事行为能

力的案件，应当由该公民的近亲属为代理人，但申请人除外。近亲属互相推诿的，由人民法院指定其中一人为代理人。该公民健康情况许可的，还应当询问本人的意见。

人民法院经审理认定申请有事实根据的，判决该公民为无民事行为能力或者限制民事行为能力人；认定申请没有事实根据的，应当判决予以驳回。

第一百七十三条　人民法院根据被认定为无民事行为能力人、限制民事行为能力人或者他的监护人的申请，证实该公民无民事行为能力或者限制民事行为能力的原因已经消除的，应当作出新判决，撤销原判决。

第五节　认定财产无主案件

第一百七十四条　申请认定财产无主，由公民、法人或者其他组织向财产所在地基层人民法院提出。

申请书应当写明财产的种类、数量以及要求认定财产无主的根据。

第一百七十五条　人民法院受理申请后，经审查核实，应当发出财产认领公告。公告满一年无人认领的，判决认定财产无主，收归国家或者集体所有。

第一百七十六条　判决认定财产无主后，原财产所有人或者继承人出现，在民法通则规定的诉讼时效期间可以对财产提出请求，人民法院审查属实后，应当作出新判决，撤销原判决。

第十六章　审判监督程序

第一百七十七条　各级人民法院院长对本院已经发生法律效力的判决、裁定，发现确有错误，认为需要再审的，应当提交审判委员会讨论决定。

最高人民法院对地方各级人民法院已经发生法律效力的判决、裁定，上级人民法院对下级人民法院已经发生法律效力的判决、裁定，发现确有错误的，有权提审或者指令下级人民法院再审。

第一百七十八条　当事人对已经发生法律效力的判决、裁定，认为有错误的，可以向原审人民法院或者上一级人民法院申请再审，但不停止判决、裁定的执行。

第一百七十九条　当事人的申请符合下列情形之一的，人民法院应当再审：

（一）有新的证据，足以推翻原判决、裁定的；

（二）原判决、裁定认定事实的主要证据不足的；

（三）原判决、裁定适用法律确有错误的；

（四）人民法院违反法定程序，可能影响案件正确判决、裁定的；

（五）审判人员在审理该案件时有贪污受贿，徇私舞弊，枉法裁判行为的。

人民法院对不符合前款规定的申请，予以驳回。

第一百八十条　当事人对已经发生法律效力的调解书，提出证据证明调解违反自愿原则或者调解协议的内容违反法律的，可以申请再审。经人民法院审查属实的，应当再审。

第一百八十一条　当事人对已经发生法律效力的解除婚姻关系的判决，不得申请再审。

第一百八十二条　当事人申请再审，应当在判决、裁定发生法律效力后二年内提出。

第一百八十三条　按照审判监督程序决定再审的案件，裁定中止原判决的执行。裁定由院长署名，加盖人民法院印章。

第一百八十四条　人民法院按照审判监督程序再审的案件，发生法律效力的判决、裁定是由第一审法院作出的，按照第一审程序审理，所作的判决、裁定，当事人可以上诉；发生法律效力的判决、裁定是由第二审法院作出的，按照第二审程序审理，所作的判决、裁定，是发生法律效力的判决、裁定；上级人民法院按照审判监督程序提审的，按照第二审程序审理，所作的判决、裁定是发生法律效力的判决、裁定。

人民法院审理再审案件，应当另行组成合议庭。

第一百八十五条　最高人民检察院对各级人民法院已经发生法律效力的判决、裁定，上级人民检察院对下级人民法院已经发生法律效力的判决、裁定，发现有下列情形之一的，应当按照审判监督程序提出抗诉：

（一）原判决、裁定认定事实的主要证据不足的；

（二）原判决、裁定适用法律确有错误的；

（三）人民法院违反法定程序，可能影响案件正确判决、裁定的；

（四）审判人员在审理该案件时有贪污受贿，徇私舞弊，枉法裁判行为的。

地方各级人民检察院对同级人民法院已经发生法律效力的判决、裁定，发现有前款规定情形之一的，应当提请上级人民检察院按照审判监督程序提出抗诉。

第一百八十六条　人民检察院提出抗诉的案件，人民法院应当再审。

第一百八十七条　人民检察院决定对人民法院的判决、裁定提出抗诉的，应当制作抗诉书。

第一百八十八条　人民检察院提出抗诉的案件，人民法院再审时，应当通知人民检察院派员出席法庭。

第十七章　督促程序

第一百八十九条　债权人请求债务人给付金钱、有价证券，符合下列条件的，可以向有管辖权的基层人民法院申请支付令：

（一）债权人与债务人没有其他债务纠纷的；

（二）支付令能够送达债务人的。

申请书应当写明请求给付金钱或者有价证券的数量和所根据的事实、证据。

第一百九十条　债权人提出申请后，人民法院应当在五日内通知债权人是否受理。

第一百九十一条　人民法院受理申请后，经审查债权人提供的事实、证据，对债权债务关系明确、合法的，应当在受理之日起十五日内向债务人发出支付令；申请不成立的，裁定予以驳回。

债务人应当自收到支付令之日起十五日内清偿债务，或者向人民法院提出书面异议。

债务人在前款规定的期间不提出异议又不履行支付令的，债权人可以向人民法院申请执行。

第一百九十二条　人民法院收到债务人提出的书面异议后，应当裁定终结督促程序，支付令自行失效，债权人可以起诉。

第十八章　公示催告程序

第一百九十三条　按照规定可以背书转让的票据持有人，因票据被盗、遗失或者灭失，可以向票据支付地的基层人民法院申请公示催告。依照法律规定可以申请公示催告的其他事项，适用本章规定。

申请人应当向人民法院递交申请书，写明票面金额、发票人、持票人、背书人等票据主要内容和申请的理由、事实。

第一百九十四条　人民法院决定受理申请，应当同时通知支付人停止支付，并在三日内发出公告，催促利害关系人申报权利。公示催告的期间，由人民法院根据情况决定，但不得少于六十日。

第一百九十五条　支付人收到人民法院停止支付的通知，应当停止支付，至公示催告程序终结。

公示催告期间，转让票据权利的行为无效。

第一百九十六条　利害关系人应当在公示催告期间向人民法院申报。

人民法院收到利害关系人的申报后，应当裁定终结公示催告程序，并通知申请人和支付人。

申请人或者申报人可以向人民法院起诉。

第一百九十七条　没有人申报的，人民法院应当根据申请人的申请，作出判决，宣告票据无效。判决应当公告，并通知支付人。自判决公告之日起，申请人有权向支付人请求支付。

第一百九十八条　利害关系人因正当理由不能在判决前向人民法院申报的，自知道或者应当知道判决公告之日起一年内，可以向作出判决的人民法院起诉。

第十九章　企业法人破产还债程序

第一百九十九条　企业法人因严重亏损，无力清偿到期债务，债权人可以向人民法院申请宣告债务人破产还债，债务人也可以向人民法院申请宣告破产还债。

第二百条　人民法院裁定宣告进入破产还债程序后，应当在十日内通知债务人和已知的债权人，并发出公告。

债权人应当在收到通知后三十日内，未收到通知的债权人应当自公告之日起三个月内，向人民法院申报债权。逾期未申报债权的，视为放弃债权。

债权人可以组成债权人会议，讨论通过破产财产的处理和分配方案或者和解协议。

第二百零一条　人民法院可以组织有关机关和有关人员成立清算组织。清算组织负责破产财产的保管、清理、估价、处理和分配。清算组织可以依法进行必要的民事活动。

清算组织对人民法院负责并报告工作。

第二百零二条　企业法人与债权人会议达成和解协议的，经人民法院认可后，由人民法院发布公告，中止破产还债程序。和解协议自公告之日起具有法律效力。

第二百零三条　已作为银行贷款等债权的抵押物或者其他担保物的财产，银行和其他债权人享有就该抵押物或者其他担保物优先受偿的权利。抵押物或者其他担保物的价款超过其所担保的债务数额的，超过部分属于破产还债的财产。

第二百零四条　破产财产优先拨付破产费用后，按照下列顺序清偿：

（一）破产企业所欠职工工资和劳动保险费用；

（二）破产企业所欠税款；

（三）破产债权。

破产财产不足清偿同一顺序的清偿要求的，按照比例分配。

第二百零五条　企业法人破产还债，由该企业法人住所地的人民法院管辖。

第二百零六条　全民所有制企业的破产还债程序适用中华人民共和国企业破产法的规定。

不是法人的企业、个体工商户、农村承包经营户、个人合伙，不适用本章规定。

第三编　执行程序

第二十章　一般规定

第二百零七条　发生法律效力的民事判决、裁定，以及刑事判决、裁定中的财产部分，由第一审人民法院执行。

法律规定由人民法院执行的其他法律文书，由被执行人住所地或者被执行的财产所在地人民法院执行。

第二百零八条　执行过程中，案外人对执行标的提出异议的，执行员应当按照

法定程序进行审查。理由不成立的，予以驳回；理由成立的，由院长批准中止执行。如果发现判决、裁定确有错误，按照审判监督程序处理。

第二百零九条　执行工作由执行员进行。

采取强制执行措施时，执行员应当出示证件。执行完毕后，应当将执行情况制作笔录，由在场的有关人员签名或者盖章。基层人民法院、中级人民法院根据需要，可以设立执行机构。执行机构的职责由最高人民法院规定。

第二百一十条　被执行人或者被执行的财产在外地的，可以委托当地人民法院代为执行。受委托人民法院收到委托函件后，必须在十五日内开始执行，不得拒绝。执行完毕后，应当将执行结果及时函复委托人民法院；在三十日内如果还未执行完毕，也应当将执行情况函告委托人民法院。

受委托人民法院自收到委托函件之日起十五日内不执行的，委托人民法院可以请求受委托人民法院的上级人民法院指令受委托人民法院执行。

第二百一十一条　在执行中，双方当事人自行和解达成协议的，执行员应当将协议内容记入笔录，由双方当事人签名或者盖章。

一方当事人不履行和解协议的，人民法院可以根据对方当事人的申请，恢复对原生效法律文书的执行。

第二百一十二条　在执行中，被执行人向人民法院提供担保，并经申请执行人同意的，人民法院可以决定暂缓执行及暂缓执行的期限。被执行人逾期仍不履行的，人民法院有权执行被执行人的担保财产或者担保人的财产。

第二百一十三条　作为被执行人的公民死亡的，以其遗产偿还债务。作为被执行人的法人或者其他组织终止的，由其权利义务承受人履行义务。

第二百一十四条　执行完毕后，据以执行的判决、裁定和其他法律文书确有错误，被人民法院撤销的，对已被执行的财产，人民法院应当作出裁定，责令取得财产的人返还；拒不返还的，强制执行。

第二百一十五条　人民法院制作的调解书的执行，适用本编的规定。

第二十一章　执行的申请和移送

第二百一十六条　发生法律效力的民事判决、裁定，当事人必须履行。一方拒

绝履行的，对方当事人可以向人民法院申请执行，也可以由审判员移送执行员执行。

调解书和其他应当由人民法院执行的法律文书，当事人必须履行。一方拒绝履行的，对方当事人可以向人民法院申请执行。

第二百一十七条　对依法设立的仲裁机构的裁决，一方当事人不履行的，对方当事人可以向有管辖权的人民法院申请执行。受申请的人民法院应当执行。

被申请人提出证据证明仲裁裁决有下列情形之一的，经人民法院组成合议庭审查核实，裁定不予执行：

（一）当事人在合同中没有订有仲裁条款或者事后没有达成书面仲裁协议的；

（二）裁决的事项不属于仲裁协议的范围或者仲裁机构无权仲裁的；

（三）仲裁庭的组成或者仲裁的程序违反法定程序的；

（四）认定事实的主要证据不足的；

（五）适用法律确有错误的；

（六）仲裁员在仲裁该案时有贪污受贿，徇私舞弊，枉法裁决行为的。

人民法院认定执行该裁决违背社会公共利益的，裁定不予执行。

裁定书应当送达双方当事人和仲裁机构。

仲裁裁决被人民法院裁定不予执行的，当事人可以根据双方达成的书面仲裁协议重新申请仲裁，也可以向人民法院起诉。

第二百一十八条　对公证机关依法赋予强制执行效力的债权文书，一方当事人不履行的，对方当事人可以向有管辖权的人民法院申请执行，受申请的人民法院应当执行。

公证债权文书确有错误的，人民法院裁定不予执行，并将裁定书送达双方当事人和公证机关。

第二百一十九条　申请执行的期限，双方或者一方当事人是公民的为一年，双方是法人或者其他组织的为六个月。

前款规定的期限，从法律文书规定履行期间的最后一日起计算；法律文书规定分期履行的，从规定的每次履行期间的最后一日起计算。

第二百二十条　执行员接到申请执行书或者移交执行书，应当向被执行人发出

执行通知，责令其在指定的期间履行，逾期不履行的，强制执行。

第二十二章　执行措施

第二百二十一条　被执行人未按执行通知履行法律文书确定的义务，人民法院有权向银行、信用合作社和其他有储蓄业务的单位查询被执行人的存款情况，有权冻结、划拨被执行人的存款，但查询、冻结、划拨存款不得超出被执行人应当履行义务的范围。

人民法院决定冻结、划拨存款，应当作出裁定，并发出协助执行通知书，银行、信用合作社和其他有储蓄业务的单位必须办理。

第二百二十二条　被执行人未按执行通知履行法律文书确定的义务，人民法院有权扣留、提取被执行人应当履行义务部分的收入。但应当保留被执行人及其所扶养家属的生活必需费用。

人民法院扣留、提取收入时，应当作出裁定，并发出协助执行通知书，被执行人所在单位、银行、信用合作社和其他有储蓄业务的单位必须办理。

第二百二十三条　被执行人未按执行通知履行法律文书确定的义务，人民法院有权查封、扣押、冻结、拍卖、变卖被执行人应当履行义务部分的财产。但应当保留被执行人及其所扶养家属的生活必需品。

采取前款措施，人民法院应当作出裁定。

第二百二十四条　人民法院查封、扣押财产时，被执行人是公民的，应当通知被执行人或者他的成年家属到场；被执行人是法人或者其他组织的，应当通知其法定代表人或者主要负责人到场。拒不到场的，不影响执行。被执行人是公民的，其工作单位或者财产所在地的基层组织应当派人参加。

对被查封、扣押的财产，执行员必须造具清单，由在场人签名或者盖章后，交被执行人一份。被执行人是公民的，也可以交他的成年家属一份。

第二百二十五条　被查封的财产，执行员可以指定被执行人负责保管。因被执行人的过错造成的损失，由被执行人承担。

第二百二十六条　财产被查封、扣押后，执行员应当责令被执行人在指定期间履行法律文书确定的义务。被执行人逾期不履行的，人民法院可以按照规定交有关

单位拍卖或者变卖被查封、扣押的财产。国家禁止自由买卖的物品，交有关单位按照国家规定的价格收购。

第二百二十七条　被执行人不履行法律文书确定的义务，并隐匿财产的，人民法院有权发出搜查令，对被执行人及其住所或者财产隐匿地进行搜查。

采取前款措施，由院长签发搜查令。

第二百二十八条　法律文书指定交付的财物或者票证，由执行员传唤双方当事人当面交付，或者由执行员转交，并由被交付人签收。

有关单位持有该项财物或者票证的，应当根据人民法院的协助执行通知书转交，并由被交付人签收。

有关公民持有该项财物或者票证的，人民法院通知其交出。拒不交出的，强制执行。

第二百二十九条　强制迁出房屋或者强制退出土地，由院长签发公告，责令被执行人在指定期间履行。被执行人逾期不履行的，由执行员强制执行。

强制执行时，被执行人是公民的，应当通知被执行人或者他的成年家属到场；被执行人是法人或者其他组织的，应当通知其法定代表人或者主要负责人到场。拒不到场的，不影响执行。被执行人是公民的，其工作单位或者房屋、土地所在地的基层组织应当派人参加。执行员应当将强制执行情况记入笔录，由在场人签名或者盖章。

强制迁出房屋被搬出的财物，由人民法院派人运至指定处所，交给被执行人。被执行人是公民的，也可以交给他的成年家属。因拒绝接收而造成的损失，由被执行人承担。

第二百三十条　在执行中，需要办理有关财产权证照转移手续的，人民法院可以向有关单位发出协助执行通知书，有关单位必须办理。

第二百三十一条　对判决、裁定和其他法律文书指定的行为，被执行人未按执行通知履行的，人民法院可以强制执行或者委托有关单位或者其他人完成，费用由被执行人承担。

第二百三十二条　被执行人未按判决、裁定和其他法律文书指定的期间履行给付金钱义务的，应当加倍支付迟延履行期间的债务利息。被执行人未按判决、裁定

和其他法律文书指定的期间履行其他义务的，应当支付迟延履行金。

第二百三十三条　人民法院采取本法第二百二十一条、第二百二十二条、第二百二十三条规定的执行措施后，被执行人仍不能偿还债务的，应当继续履行义务。债权人发现被执行人有其他财产的，可以随时请求人民法院执行。

第二十三章　执行中止和终结

第二百三十四条　有下列情形之一的，人民法院应当裁定中止执行：

（一）申请人表示可以延期执行的；

（二）案外人对执行标的提出确有理由的异议的；

（三）作为一方当事人的公民死亡，需要等待继承人继承权利或者承担义务的；

（四）作为一方当事人的法人或者其他组织终止，尚未确定权利义务承受人的；

（五）人民法院认为应当中止执行的其他情形。

中止的情形消失后，恢复执行。

第二百三十五条　有下列情形之一的，人民法院裁定终结执行：

（一）申请人撤销申请的；

（二）据以执行的法律文书被撤销的；

（三）作为被执行人的公民死亡，无遗产可供执行，又无义务承担人的；

（四）追索赡养费、扶养费、抚育费案件的权利人死亡的；

（五）作为被执行人的公民因生活困难无力偿还借款，无收入来源，又丧失劳动能力的；

（六）人民法院认为应当终结执行的其他情形。

第二百三十六条　中止和终结执行的裁定，送达当事人后立即生效。

第四编　涉外民事诉讼程序的特别规定

第二十四章　一般原则

第二百三十七条　在中华人民共和国领域内进行涉外民事诉讼，适用本编规定。本编没有规定的，适用本法其他有关规定。

第二百三十八条　中华人民共和国缔结或者参加的国际条约同本法有不同规定

的，适用该国际条约的规定，但中华人民共和国声明保留的条款除外。

第二百三十九条　对享有外交特权与豁免的外国人、外国组织或者国际组织提起的民事诉讼，应当依照中华人民共和国有关法律和中华人民共和国缔结或者参加的国际条约的规定办理。

第二百四十条　人民法院审理涉外民事案件，应当使用中华人民共和国通用的语言、文字。当事人要求提供翻译的，可以提供，费用由当事人承担。

第二百四十一条　外国人、无国籍人、外国企业和组织在人民法院起诉、应诉，需要委托律师代理诉讼的，必须委托中华人民共和国的律师。

第二百四十二条　在中华人民共和国领域内没有住所的外国人、无国籍人、外国企业和组织委托中华人民共和国律师或者其他人代理诉讼，从中华人民共和国领域外寄交或者托交的授权委托书，应当经所在国公证机关证明，并经中华人民共和国驻该国使领馆认证，或者履行中华人民共
和国与该所在国订立的有关条约中规定的证明手续后，才具有效力。

第二十五章　管　辖

第二百四十三条　因合同纠纷或者其他财产权益纠纷，对在中华人民共和国领域内没有住所的被告提起的诉讼，如果合同在中华人民共和国领域内签订或者履行，或者诉讼标的物在中华人民共和国领域内，或者被告在中华人民共和国领域内有可供扣押的财产，或者被告在中华人民共和国领域内设有代表机构，可以由合同签订地、合同履行地、诉讼标的物所在地、可供扣押财产所在地、侵权行为地或者代表机构住所地人民法院管辖。

第二百四十四条　涉外合同或者涉外财产权益纠纷的当事人，可以用书面协议选择与争议有实际联系的地点的法院管辖。选择中华人民共和国人民法院管辖的，不得违反本法关于级别管辖和专属管辖的规定。

第二百四十五条　涉外民事诉讼的被告对人民法院管辖不提出异议，并应诉答辩的，视为承认该人民法院为有管辖权的法院。

第二百四十六条　因在中华人民共和国履行中外合资经营企业合同、中外合作经营企业合同、中外合作勘探开发自然资源合同发生纠纷提起的诉讼，由中华人民

共和国人民法院管辖。

第二十六章 送达、期间

第二百四十七条 人民法院对在中华人民共和国领域内没有住所的当事人送达诉讼文书，可以采用下列方式：

（一）依照受送达人所在国与中华人民共和国缔结或者共同参加的国际条约中规定的方式送达；

（二）通过外交途径送达；

（三）对具有中华人民共和国国籍的受送达人，可以委托中华人民共和国驻受送达人所在国的使领馆代为送达；

（四）向受送达人委托的有权代其接受送达的诉讼代理人送达；

（五）向受送达人在中华人民共和国领域内设立的代表机构或者有权接受送达的分支机构、业务代办人送达；

（六）受送达人所在国的法律允许邮寄送达的，可以邮寄送达，自邮寄之日起满六个月，送达回证没有退回，但根据各种情况足以认定已经送达的，期间届满之日视为送达；

（七）不能用上述方式送达的，公告送达，自公告之日起满六个月，即视为送达。

第二百四十八条 被告在中华人民共和国领域内没有住所的，人民法院应当将起诉状副本送达被告，并通知被告在收到起诉状副本后三十日内提出答辩状。被告申请延期的，是否准许，由人民法院决定。

第二百四十九条 在中华人民共和国领域内没有住所的当事人，不服第一审人民法院判决、裁定的，有权在判决书、裁定书送达之日起三十日内提起上诉。被上诉人在收到上诉状副本后，应当在三十日内提出答辩状。当事人不能在法定期间提起上诉或者提出答辩状，申请延期的，是否准许，由人民法院决定。

第二百五十条 人民法院审理涉外民事案件的期间，不受本法第一百三十五条、第一百五十九条规定的限制。

第二十七章　财产保全

第二百五十一条　当事人依照本法第九十二条的规定可以向人民法院申请财产保全。

利害关系人依照本法第九十三条的规定可以在起诉前向人民法院申请财产保全。

第二百五十二条　人民法院裁定准许诉前财产保全后，申请人应当在三十日内提起诉讼。逾期不起诉的，人民法院应当解除财产保全。

第二百五十三条　人民法院裁定准许财产保全后，被申请人提供担保的，人民法院应当解除财产保全。

第二百五十四条　申请有错误的，申请人应当赔偿被申请人因财产保全所遭受的损失。

第二百五十五条　人民法院决定保全的财产需要监督的，应当通知有关单位负责监督，费用由被申请人承担。

第二百五十六条　人民法院解除保全的命令由执行员执行。

第二十八章　仲　裁

第二百五十七条　涉外经济贸易、运输和海事中发生的纠纷，当事人在合同中订有仲裁条款或者事后达成书面仲裁协议，提交中华人民共和国涉外仲裁机构或者其他仲裁机构仲裁的，当事人不得向人民法院起诉。

当事人在合同中没有订有仲裁条款或者事后没有达成书面仲裁协议的，可以向人民法院起诉。

第二百五十八条　当事人申请采取财产保全的，中华人民共和国的涉外仲裁机构应当将当事人的申请，提交被申请人住所地或者财产所在地的中级人民法院裁定。

第二百五十九条　经中华人民共和国涉外仲裁机构裁决的，当事人不得向人民法院起诉。一方当事人不履行仲裁裁决的，对方当事人可以向被申请人住所地或者财产所在地的中级人民法院申请执行。

第二百六十条　对中华人民共和国涉外仲裁机构作出的裁决，被申请人提出证据证明仲裁裁决有下列情形之一的，经人民法院组成合议庭审查核实，裁定不予执

行：

（一）当事人在合同中没有订有仲裁条款或者事后没有达成书面仲裁协议的；

（二）被申请人没有得到指定仲裁员或者进行仲裁程序的通知，或者由于其他不属于被申请人负责的原因未能陈述意见的；

（三）仲裁庭的组成或者仲裁的程序与仲裁规则不符的；

（四）裁决的事项不属于仲裁协议的范围或者仲裁机构无权仲裁的。

人民法院认定执行该裁决违背社会公共利益的，裁定不予执行。

第二百六十一条　仲裁裁决被人民法院裁定不予执行的，当事人可以根据双方达成的书面仲裁协议重新申请仲裁，也可以向人民法院起诉。

第二十九章　司法协助

第二百六十二条　根据中华人民共和国缔结或者参加的国际条约，或者按照互惠原则，人民法院和外国法院可以相互请求，代为送达文书、调查取证以及进行其他诉讼行为。

外国法院请求协助的事项有损于中华人民共和国的主权、安全或者社会公共利益的，人民法院不予执行。

第二百六十三条　请求和提供司法协助，应当依照中华人民共和国缔结或者参加的国际条约所规定的途径进行；没有条约关系的，通过外交途径进行。

外国驻中华人民共和国的使领馆可以向该国公民送达文书和调查取证，但不得违反中华人民共和国的法律，并不得采取强制措施。

除前款规定的情况外，未经中华人民共和国主管机关准许，任何外国机关或者个人不得在中华人民共和国领域内送达文书、调查取证。

第二百六十四条　外国法院请求人民法院提供司法协助的请求书及其所附文件，应当附有中文译本或者国际条约规定的其他文字文本。

人民法院请求外国法院提供司法协助的请求书及其所附文件，应当附有该国文字译本或者国际条约规定的其他文字文本。

第二百六十五条　人民法院提供司法协助，依照中华人民共和国法律规定的程序进行。外国法院请求采用特殊方式的，也可以按照其请求的特殊方式进行，但请

求采用的特殊方式不得违反中华人民共和国法律。

第二百六十六条　人民法院作出的发生法律效力的判决、裁定，如果被执行人或者其财产不在中华人民共和国领域内，当事人请求执行的，可以由当事人直接向有管辖权的外国法院申请承认和执行，也可以由人民法院依照中华人民共和国缔结或者参加的国际条约的规定，或者按照互惠原则，请求外国法院承认和执行。

中华人民共和国涉外仲裁机构作出的发生法律效力的仲裁裁决，当事人请求执行的，如果被执行人或者其财产不在中华人民共和国领域内，应当由当事人直接向有管辖权的外国法院申请承认和执行。

第二百六十七条　外国法院作出的发生法律效力的判决、裁定，需要中华人民共和国人民法院承认和执行的，可以由当事人直接向中华人民共和国有管辖权的中级人民法院申请承认和执行，也可以由外国法院依照该国与中华人民共和国缔结或者参加的国际条约的规定，或者按照互惠原则，请求人民法院承认和执行。

第二百六十八条　人民法院对申请或者请求承认和执行的外国法院作出的发生法律效力的判决、裁定，依照中华人民共和国缔结或者参加的国际条约，或者按照互惠原则进行审查后，认为不违反中华人民共和国法律的基本原则或者国家主权、安全、社会公共利益的，裁定承认其效力，需要执行的，发出执行令，依照本法的有关规定执行。违反中华人民共和国法律的基本原则或者国家主权、安全、社会公共利益的，不予承认和执行。

第二百六十九条　国外仲裁机构的裁决，需要中华人民共和国人民法院承认和执行的，应当由当事人直接向被执行人住所地或者其财产所在地的中级人民法院申请，人民法院应当依照中华人民共和国缔结或者参加的国际条约，或者按照互惠原则办理。

第二百七十条　本法自公布之日起施行，《中华人民共和国民事诉讼法（试行）》同时废止。

PRC, Civil Procedure Law

(Adopted at the 4th Session of the 7th National People's Congress, promulgated on 9 April 1991 and effective as of the date of promulgation.)

Table of Contents

PART NINETEEN: PROCEDURE FOR DEBT REPAYMENT BY BANKRUPT ENTERPRISES WITH THE STATUS OF A LEGAL PERSON

DIVISION THREE: EXECUTION PROCEDURES

PART TWENTY: GENERAL PROVISIONS

PART TWENTY-ONE: APPLICATION FOR AND REFERRAL OF EXECUTION

PART TWENTY-TWO: EXECUTION MEASURES

PART TWENTY-THREE: SUSPENSION AND TERMINATION OF EXECUTION

DIVISION FOUR: SPECIAL PROVISIONS FOR CIVIL ACTIONS INVOLVING FOREIGN PARTIES

PART TWENTY-FOUR: GENERAL PROVISIONS

PART TWENTY-FIVE: JURISDICTION

PART TWENTY-SIX: SERVICE AND TIME PERIODS

PART TWENTY-SEVEN: PRESERVATION OF PROPERTY

PART TWENTY-EIGHT: ARBITRATION

PART TWENTY-NINE: JUDICIAL ASSISTANCE

DIVISION ONE: GENERAL PROVISIONS

PART ONE: PURPOSE, SCOPE OF APPLICATION AND BASIC PRINCIPLES

Article 1: The *PRC, Civil Procedure Law* is formulated on the basis of the Constitution, in the light of the experiences and actual circumstances of China in adjudicating civil cases.

Article 2: The purpose of the *PRC, Civil Procedure Law* is to protect the exercise by the parties of their procedural rights, to ensure that the people's courts ascertain the facts, to distinguish right from wrong, to apply the law correctly, to try civil cases promptly, to affirm civil rights and obligations, to impose sanctions for civil offences, to protect the lawful rights and interests of the parties, to educate citizens to observe the law conscientiously, to maintain the social and economic order and to safeguard the smooth progress of socialist construction.

Article 3: The Law shall apply to civil actions heard by people's courts involving relationships concerning property and personal relationships between citizens, between legal persons or between other organizations, and among citizens, legal persons and other organizations.

Article 4: All those who are engaged in civil actions within the territory of the People's Republic of China must abide by this Law.

Article 5: Foreign nationals, stateless persons and foreign enterprises and organizations that institute or respond to proceedings in a people's court shall have the same procedural rights and obligations as citizens, legal persons and other organizations of the People's Republic of China.

If the courts of a foreign country impose restrictions on the civil procedural rights of citizens, legal persons and other organizations of the People's Republic of China, the people's courts of the People's Republic of China shall implement the principle of reciprocity regarding the civil procedural rights of citizens, enterprises and organizations of such foreign country.

Article 6: Jurisdiction over civil cases shall be exercised by the people's courts.

A people's court shall try civil cases independently in accordance with the law, and shall not be subject to interference by any administrative authority, social organization or individual.

Article 7: In trying civil cases, a people's court must take the facts as the basis and the law as the standard.

Article 8: The parties to a civil action shall have equal procedural rights. In trying civil cases, a people's court shall safeguard and facilitate the exercise by the parties of their procedural rights, and shall treat the parties equally in the application of law.

Article 9: In trying civil cases, a people's court shall carry out mediation in accordance with the principles of voluntary participation and lawfulness; if mediation fails, a judgment shall be made forthwith.

Article 10: In trying civil cases, a people's court shall, in accordance with the law, implement a system whereby trial is conducted publicly by collegiate bench, adjudication personnel may be challenged, and the judgment at second instance is final.

Article 11: Citizens of all ethnic groups shall have the right to use the spoken and written languages of their own ethnic groups during civil proceedings.

In areas inhabited by relatively large numbers of a minority ethnic group or by several minority ethnic groups, the people's courts shall conduct hearings and issue legal documents in the spoken and written languages commonly used by the local ethnic groups.

The people's courts shall provide interpretation and translation for those participants in an action who are not familiar with the spoken or written languages commonly used by the local ethnic groups.

Article 12: In the trial of civil cases by people's courts, the parties shall have the right to present an argument.

Article 13: The parties shall have the right, within the scope stipulated by the law, to decide matters concerning their own civil and procedural rights.

Article 14: The people's procuratorates shall have the right to exercise legal supervision over civil trials.

Article 15: If the rights and interests of the State, a collective or an individual are violated, government authorities, social organizations, enterprises and institutions may support the injured work unit or individual to institute proceedings in the people's court.

Article 16: People's mediation committees, under the guidance of the basic-level people's governments and the basic-level people's courts, shall be the organizations within the general population that mediate disputes among the people.

A people's mediation committee shall mediate in accordance with the provisions of law and on the basis of the principle of voluntary participation. The parties shall carry out the agreement reached upon mediation. If any party does not wish to enter into mediation, or if mediation has failed, or if any party repudiates the mediation agreement, an action may be instituted in the people's court.

If a people's mediation committee violates the law in mediating civil disputes, the people's court shall correct such violation.

Article 17: The people's congresses of the autonomous regions of the ethnic groups may formulate flexible or supplementary provisions in accordance with the principles of the Constitution and this Law, and in the light of the specific circumstances of local ethnic groups. Such provisions made by an autonomous region shall be submitted to the Standing Committee of the National People's Congress for approval. Provisions made by autonomous prefectures and autonomous counties shall be submitted to the standing committee of the people's congresses of the respective provinces or autonomous regions for approval, and shall be recorded with the Standing Committee of the National People's Congress.

PART TWO: JURISDICTION

Section One: Levels of Jurisdiction

Article 18: Except where otherwise stipulated in this Law, basic-level people's courts shall have jurisdiction as courts of first instance over all civil cases.

Article 19: Intermediate people's courts shall have jurisdiction as courts of first instance over the following types of civil cases:

1. major cases involving foreign parties;
2. cases with significant impact in the areas over which the courts exercise jurisdiction; and

3. cases determined by the Supreme People's Court to come under the jurisdiction of the intermediate people's courts.

Article 20: Higher people's courts shall have jurisdiction as courts of first instance over civil cases with significant impact in the areas over which they exercise jurisdiction.

Article 21: The Supreme People's Court shall have jurisdiction as the court of first instance over the following types of civil cases:

1. cases with significant impact on the whole country; and
2. cases that the Supreme People's Court deems it should try itself.

Section Two: Territorial Jurisdiction

Article 22: A civil action instituted against a citizen shall come under the jurisdiction of the people's court in the place where the defendant is domiciled; if the defendant's place of domicile is different from the place of his habitual residence, the people's court in the place of his habitual residence shall have jurisdiction.

A civil action instituted against a legal person or any other organization shall come under the jurisdiction of the people's court in the place where the defendant is domiciled.

If the places of domicile or habitual residence of several defendants in the same lawsuit come under the jurisdiction of two or more people's courts, all of those people's courts shall have jurisdiction.

Article 23: The following civil actions shall come under the jurisdiction of the people's court of the place where the plaintiff is domiciled; if the plaintiff's place of domicile is different from the place of his habitual residence, the people's court in the place of his habitual residence shall have jurisdiction:

1. actions concerning personal relationships instituted against persons not residing within the territory of the People's Republic of China;
2. actions concerning the personal relationships instituted against whose persons whereabouts are unknown or who have been declared missing;
3. actions instituted against persons who are undergoing rehabilitation through labour; and
4. actions instituted against persons who are imprisoned.

Article 24: An action involving a contractual dispute shall come under the jurisdiction of the people's court of the place where the defendant is domiciled or where the contract is performed.

Article 25: The parties to a contract may agree in the written contract to choose the people's court of the place where the defendant is domiciled, where the contract is performed, where the contract is signed, where the

plaintiff is domiciled or where the subject matter of the contract is located to be the competent court, provided that the provisions of this Law regarding the level of jurisdiction and exclusive jurisdiction shall not be violated.
Article 26: An action involving a dispute over an insurance contract shall come under the jurisdiction of the people's court of the place where the defendant is domiciled or where the insured object is located.
Article 27: An action involving a negotiable instrument shall come under the jurisdiction of the people's court of the place where payment on the instrument is made or where the defendant is domiciled.
Article 28: An action involving a dispute over a contract for railway, highway, water, or air transportation or combined transportation shall come under the jurisdiction of the people's court of the place of departure or place of destination or of the place where the defendant is domiciled.
Article 29: An action involving a tort shall come under the jurisdiction of the people's court of the place where the tort was committed or where the defendant is domiciled.
Article 30: An action involving a claim for damages arising from a railway, highway, water or aviation accident shall come under the jurisdiction of the people's court of the place where the accident took place, or where the vehicle or vessel first arrived, or where the aircraft first landed, or of the place where the defendant is domiciled.
Article 31: An action involving a claim for damages arising from a collision of vessels or other maritime accident shall come under the jurisdiction of the people's court of the place where the collision took place, or where the vessel collided with first docked, or where the vessel at fault was detained, or where the defendant is domiciled.
Article 32: An action involving maritime salvage expenses shall come under the jurisdiction of the people's court of the place of salvage or of the place where the salvaged ship first docked.
Article 33: An action involving general average shall come under the jurisdiction of the people's court of the place where the ship first docked, or where the general average was adjusted, or where the voyage ended.
Article 34: The following cases shall come under the exclusive jurisdiction of the people's courts specified in this Article:

1. an action involving a dispute over immovable property shall come under the jurisdiction of the people's court of the place where the immovable property is located;
2. an action involving a dispute arising from port operations shall come under the jurisdiction of the people's court of the place where the port is located; and
3. an action involving a dispute over an inheritance shall come under the jurisdiction of the people's court of the place of domicile of the

person whose property is inherited or where the major portion of the estate is located.

Article 35: When two or more people's courts have jurisdiction over an action, the plaintiff may institute his action in one of those people's courts; if the plaintiff institutes the action in two or more competent people's courts, the people's court that first puts the case on its trial docket shall have jurisdiction.

Section Three: Referral and Designation of Jurisdiction

Article 36: If a people's court discovers that a case it has accepted is not within its jurisdiction, it shall refer the case to the competent people's court, which shall accept the case. If a people's court to which a case is referred considers that the case does not come under its jurisdiction in accordance with regulations, it shall report to the people's court one level higher for designation of jurisdiction and shall not further refer the case on its own authority.

Article 37: If a competent people's court is unable to exercise jurisdiction due to special reasons, the people's court one level higher shall designate jurisdiction.

A dispute over jurisdiction between people's courts shall be resolved by the disputing courts through consultation. If the dispute cannot be resolved through consultation, it shall be submitted to the people's court that is the mutual superior people's court of the disputing courts for a decision concerning jurisdiction.

Article 38: If a party objects to the jurisdiction over a case after its acceptance by a people's court, the party shall raise the objection during the time limit for filing the statement of defence. The people's court shall examine such objection. If the objection is tenable, the people's court shall rule that the case be referred to the competent people's court; if the objection is untenable, it shall be overruled.

Article 39: People's courts at higher levels shall have the authority to try civil cases over which people's courts at lower levels have jurisdiction as courts of first instance; they may also assign civil cases over which they have jurisdiction as courts of first instance to people's courts at lower levels for trial.

If a people's court at a lower level deems it necessary for a civil case of first instance under its jurisdiction to be tried by a people's court at a higher level, it may request that such people's court try the case.

PART THREE: ORGANIZATION OF TRIAL AND ADJUDICATION

Article 40: When trying a civil case of first instance, a people's court shall form a collegiate bench consisting of both judges and assessors[1] or of judges alone. A collegiate bench must have an odd number of members.

Civil cases to which summary procedure is applied shall be tried by a single judge.

When performing their duties as assessors, the assessors shall have the same powers and obligations as the judges.

Article 41: When trying a civil case at second instance, a people's court shall form a collegiate bench of judges. The collegiate bench must have an odd number of members.
When trying a case remanded for retrial, the people's court that originally tried the case shall form a new collegiate bench in accordance with the procedure at first instance.
If a case to be retried was originally tried at first instance, a new collegiate bench shall be formed in accordance with the procedure at first instance; if the case was originally tried at second instance or was removed to a people's court at a higher level for trial, a new collegiate bench shall be formed in accordance with the procedure at second instance.
Article 42: The court president or the division head shall designate a judge to serve as the presiding judge of the collegiate bench; if the court president or the division head participates in the trial and adjudication, he shall serve as the presiding judge.
Article 43: When deliberating over a case, a collegiate bench shall observe the principle by which the minority shall defer to the majority. The deliberations shall be recorded in writing, and the transcript shall be signed by the members of the collegiate bench. Dissenting opinions in the deliberations must be faithfully recorded in the transcript.
Article 44: Adjudication personnel shall handle cases impartially and in accordance with the law.
Adjudication personnel may not accept invitations to meals or gifts from the parties or their agents *ad litem*.
If any adjudication personnel commits embezzlement, accepts bribes, practises graft or makes a judgment that perverts the law, their legal liability shall be investigated; if a criminal offence is constituted, such personnel shall be prosecuted in accordance with the law.

PART FOUR: CHALLENGE AND WITHDRAWAL

Article 45: In any one of the following circumstances, a member of the adjudication personnel must withdraw, and a party shall also have the right to challenge him orally or in writing:

1. he is a party or a close relative of a party or a close relative of an agent *ad litem*;
2. he has an interest in the case; or
3. he has some other relationship with a party that may influence the impartial handling of the case.

The provisions of the preceding paragraph shall also apply to clerks, interpreters, expert witnesses and inspectors.
Article 46: When challenging a member of the adjudication personnel, a party shall explain the reasons and shall raise the challenge at the beginning of the trial; if the reason for challenge becomes known after the trial has commenced, the challenge may also be raised prior to the conclusion of the court debate.

Pending a decision on withdrawal by the people's court, challenged personnel shall temporarily suspend their participation in the work for the case, except where the circumstances of the case require emergency measures.

Article 47: The challenge or withdrawal of a court president serving as presiding judge shall be decided on by the judicial committee. The challenge or withdrawal of adjudication personnel shall be decided on by the court president. The challenge or withdrawal of other personnel shall be decided on by the presiding judge.

Article 48: The decision by a people's court on a challenge raised by a party shall be made orally or in writing within three days after the challenge was raised. If the applicant disagrees with the decision, he may apply once for review upon receipt of the decision. During the period of review, the challenged personnel shall not suspend their participation in the work for the case. The decision by a people's court on an application for review shall be made within three days and the applicant shall be notified of the decision.

PART FIVE: PARTICIPANTS IN AN ACTION

Section One: Parties

Article 49: Any citizen, legal person or other organization may be a party to a civil action.

Legal persons shall be represented in litigation by their legal representatives. Other organizations shall be represented in litigation by the head of such an organization.

Article 50: Parties shall have the right to appoint agents, to challenge adjudication personnel, to collect and present evidence, to engage in debates, to request mediation, to file appeals and to apply for execution.

Parties may have access to the materials relating to the case, and may copy the materials and legal documents relating to the case. The scope of materials relating to the case that may be accessed and copied, and the methods of granting access and copying, shall be determined by the Supreme People's Court.

Parties must exercise their procedural rights in accordance with the law, observe litigation procedure, and perform the terms of written judgments, rulings or mediation statements that have become legally effective.

Article 51: The two parties may reach a settlement on their own.

Article 52: A plaintiff may withdraw or modify his claims. A defendant may admit or rebut the claims and shall have the right to institute a counterclaim.

Article 53: If one party or both parties consist of two or more persons, the object of the action is the same or of the same category and the people's court considers that the case can be tried as a joint action, the case shall be tried as a joint action, subject to the consent of the parties.

If the persons constituting a party to a joint action have common rights and obligations with respect to the object of action, and a procedural act by one member of the party is recognized by the other members of the party, such act shall be effective for all the other members of the party. If the persons

constituting a party to a joint action do not have common rights and obligations with respect to the object of action, a procedural act by one of those persons shall not be effective for the other members of the party.

Article 54: A joint action in which one party consists of numerous persons may be brought by a representative elected by such persons. The procedural acts of such representative shall be effective for all members of the party he represents. However, the representative's modification or withdrawal of claims, or recognition of the other party's claims or involvement in mediation shall require the consent of the party he represents.

Article 55: If a party consists of numerous persons and the object of the action is of the same category, and upon institution of the action the number of persons is not determined yet, the people's court may issue a public notice which states the particulars of the case and the claims and requests that the claimant has registered with the people's court within a certain period of time. Claimants who have registered with the people's court may elect a representative to engage in litigation; if no such representative can be elected, the people's court may participate with the registered claimants in determining who shall be their representative.

The procedural acts of a representative shall be effective for the party he represents. However, the representative's modification or withdrawal of claims, or recognition of the other party's claims or involvement in mediation shall require the consent of the party he represents.

Judgments or rulings rendered by a people's court shall be effective for all the claimants who have registered with the court. Such judgments or rulings shall apply to claimants who have not registered with the court but who institute actions during the limitation period.

Article 56: If a third party considers that it has an independent claim against the object of the action of the two parties, it shall have the right to institute an action.

If a third party has no independent right of claim against the object of the action of the two parties but the outcome of the case will affect his legal interests, he may apply to join in the action, or the people's court shall notify him requesting his joinder. If the people's court judges that a third party shall bear civil liability, such third party shall have the procedural rights and obligations of a party.

Section Two: Agents Ad Litem

Article 57: A person with no capacity to engage in litigation shall be represented in an action by his guardians, who shall be his statutory agents. If the statutory agents shift onto one another the responsibility to act as agents, the people's court shall appoint one of them to represent the principal in the action.

Article 58: A party or statutory agent may appoint one or two persons to act as his agent *ad litem*.

Lawyers, close relatives of the party concerned, persons recommended by relevant social organizations or by the work units of the party concerned, and

any other citizens approved by the people's court, may be appointed agents ad litem.

Article 59: When a person appoints another person to represent him in an action, he must submit to the people's court a power of attorney bearing his signature or seal.

A power of attorney must specify the subject matter and limits of authority granted. An agent *ad litem* must possess special authorization from his principal to recognize, withdraw or modify claims, to become involved in mediation, to file a counterclaim or to lodge an appeal on behalf of his principal.

A power of attorney sent from abroad or delivered care of another by a citizen of the People's Republic of China residing in a foreign country must be certified by the embassy or a consulate of the People's Republic of China in that country. If there is no embassy or consulate of the People's Republic of China in that country, the power of attorney shall be certified by an embassy or a consulate in that country of a third country that has diplomatic relations with the People's Republic of China, and then transferred for authentication to the embassy or a consulate of the People's Republic of China in such third country, or by a local patriotic organization of overseas Chinese.

Article 60: If a party modifies or revokes the authority granted to its agent *ad litem*, it shall inform the people's court in writing and the people's court shall inform the other party.

Article 61: Lawyers and other agents who serve as persons *ad litem* shall have the right to investigate and collect evidence, and may have access to the materials relating to the case. The scope of materials relating to the case that may be accessed, and the methods of granting access, shall be determined by the Supreme People's Court.

Article 62: Where a party to a divorce case is represented by an agent *ad litem*, the party shall still enter an appearance before the court, unless he is incapable of expressing his intentions. A party who is truly unable to appear in court due to special reasons must present his opinion in writing to the people's court.

PART SIX: EVIDENCE

Article 63: Evidence shall comprise the following categories:

1. documentary evidence;
2. physical evidence;
3. audio-visual materials;
4. testimony of witnesses;
5. statements of the parties;
6. expert conclusions; and
7. records of inquests.

The above evidence must be verified before it can be taken as a basis for ascertaining the facts.

Article 64: A party shall be responsible for providing evidence in support of its allegations.
Where a party and its agent *ad litem* are unable to collect the evidence on their own for reasons beyond their control, or where the people's court deems it necessary for the trial of the case, the people's court shall investigate and collect the evidence.
The people's court shall thoroughly and objectively investigate and verify evidence in accordance with legal procedure.
Article 65: The people's court shall have the right to investigate and take evidence from the relevant work units or individuals, and such work units or individuals may not refuse to cooperate.
The people's court shall examine and determine the authenticity and validity of documentary evidence provided by relevant work units and individuals.
Article 66: Evidence shall be presented in court and examined by the parties. Evidence involving State secrets, trade secrets or private matters of individuals shall be kept confidential. If such evidence must be presented in court, it may not be presented in a public court session.
Article 67: The people's court shall take the legal acts, legal facts and documents notarized according to legal procedure as its basis for ascertaining the facts, except where there is contrary evidence sufficient to invalidate the notarial certification.
Article 68: Documentary evidence shall be presented in its original form. When presenting physical evidence, the original object shall be presented. If it is truly difficult to present the original document or object, then reproductions, photographs, duplicates or extracts of the original may be presented.
When documentary evidence in a foreign language is to be submitted, it must be accompanied by a Chinese translation.
Article 69: The people's court shall verify the authenticity of audio-visual materials and investigate and determine, in the light of other evidence in the case, whether they can be taken as a basis for ascertaining the facts.
Article 70: All work units and individuals that have knowledge of the circumstances of a case shall be obliged to give testimony in court. The persons in charge of the relevant work units shall support the witnesses to testify. If a witness is truly unable to appear in court due to difficulties, he may, with the approval of the people's court, submit written testimony.
A person who is unable to express his intentions accurately may not testify.
Article 71: The people's court shall investigate and determine, in the light of other evidence of the case, whether the statements of a party can be taken as a basis for ascertaining the facts.
Refusal by a party to make a statement shall not affect the ascertainment of the facts of the case by the people's court on the basis of the evidence.
Article 72: When the people's court considers that a special problem requires expert evaluation, it shall refer the problem to an expert evaluation department

authorized by law. Where there is no such department, the people's court shall designate an expert evaluation department to conduct the evaluation.
An expert evaluation department and the expert witness designated thereby shall have the right to acquaint themselves with case materials necessary for the evaluation, and may direct inquires to the parties and witnesses when necessary.
Expert evaluation departments and expert witness shall present evaluation conclusions in writing and affix their signatures or seals to such evaluations. When an evaluation is conducted by an expert witness, the work unit to which the expert witness belongs shall certify his status by affixing its seal to the expert conclusion.
Article 73: When carrying out an inspection of physical evidence or an on-the-spot inspection, the inspector must show the credentials issued by the people's court and invite local basic-level organizations or the work units of the parties to send persons to participate in the inspection. The party concerned or an adult member of his family shall be present. Such person's refusal to appear on the scene shall not affect the performance of the inspection.
Upon notification by the people's court, relevant work units and individuals shall have an obligation to protect the scene and to assist with the inspection work.
An inspector shall prepare a written record of the circumstances and results of the inspection. Such record shall be signed or sealed by the inspector, the party concerned and the invited participants.
Article 74: Where there is a possibility that evidence may be destroyed or lost or be difficult to obtain at a later time, a participant in an action may apply to the people's court for preservation of the evidence. The people's court may also take measures to preserve such evidence on its own initiative.

PART SEVEN: TIME PERIODS AND SERVICE

Section One: Time Periods

Article 75: Time periods include statutory time periods and time periods designated by the people's courts.
Time periods shall be calculated in hours, days, months and years. The hour and day from which a time period commences shall not be counted as falling within such time period.
If the expiration date of a time period falls on a holiday, the day immediately following the holiday shall be the expiration date.
A time period shall not include transit time. Procedural documents mailed before the expiration of the time period shall not be deemed overdue.
Article 76: If a party exceeds a time limit due to an event of *force majeure* or for other proper reasons, he may apply for an extension of the time period within 10 days after the removal of the obstacles. The application for extension shall be decided on by the people's court.

Section Two: Service

Article 77: Service of any procedural document must be evidenced by an acknowledgement of service. The person served shall clearly state the date of receipt on the acknowledgement of service, and affix his signature or seal to it. The date of signature for receipt as entered on the acknowledgement of service by the person served shall be the date of service.

Article 78: A procedural document shall be served directly on the person to be served. If the person to be served is a citizen, the document shall, in case of his absence, be delivered to an adult member of his family living with him, who shall sign for receipt. If the person to be served is a legal person or another organization, the document shall be signed for receipt by the legal representative of the legal person or by the head of the organization, or by the person of the legal person or the organization who is in charge of receiving documents. If the person to be served has an agent *ad litem*, the document may be served on his agent *ad litem*; who shall sign for receipt. If the person to be served has designated an agent to receive documents on his behalf and has notified the people's court of the designation, the document may be served on the agent, who shall sign for receipt.

The date of signature for receipt as entered on the acknowledgement of service by an adult family member of the person to be served who is living with such person, or by the person of the legal person or other organization who is in charge of receiving documents, or by the agent *ad litem*, or the agent designated to receive documents shall be the date of service.

Article 79: If the person to be served or an adult member of his family who is living with him refuses to accept a procedural document, the person serving the document shall invite a representative from the relevant basic-level organization or the work unit of the person to be served to come to the scene, shall explain the situation to him, and shall record on the acknowledgement of service the particulars and date of the refusal. After the person serving the document and the witness have signed or sealed the acknowledgement of the service and the procedural document has been left at the domicile of the person to be served, the document shall be deemed to have been served.

Article 80: If direct service of a procedural service proves difficult, service of the document may be entrusted to another people's court or effected by post. If a document is served by post, the date as stated on the receipt shall be the date of service.

Article 81: If the person to be served is in the military, the document shall be forwarded to him by the political organ of or above his regiment.

Article 82: If the person to be served has been imprisoned, the document shall be forwarded to him by his prison or work unit for reform through labour.

If the person to be served is undergoing rehabilitation through labour, the document shall be forwarded to him by his rehabilitation work unit.

Article 83: A forwarding authority or work unit must, immediately upon receiving a procedural document, deliver the document to the person to be

served, who shall sign for receipt. The date of signature for receipt as entered on the acknowledgement of service shall be the date of service.

Article 84: If the whereabouts of the person to be served are unknown, or if a document cannot be served by any other method provided for in this Section, the document shall be served by public announcement. The document shall be deemed to have been served when 60 days have elapsed since the date of the public announcement.

Where service is effected by public announcement, the reason for doing so and the steps taken shall be recorded in the case file.

PART EIGHT: MEDIATION

Article 85: In trying civil cases, a people's court shall distinguish right from wrong and conduct mediation in accordance with the principle of voluntary participation of the parties and on the basis of evident facts.

Article 86: Mediation conducted by a people's court may be presided over by a single judge or by the collegiate bench. Mediation shall be conducted locally whenever possible.

When conducting mediation, a people's court may use a simplified method to notify the parties and witnesses that they should appear in court.

Article 87: When conducting mediation, a people's court may invite the assistance of relevant work units and individuals. The work units and individuals invited shall assist the people's court in conducting mediation.

Article 88: A mediation agreement must be reached by the parties voluntarily, and may not be coerced. The contents of a mediation agreement may not violate the law.

Article 89: When a mediation agreement is reached, the people's court shall prepare a written mediation statement. The written mediation statement shall clearly state the claims, the facts of the case and the result of the mediation. The written mediation statement shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it. After a mediation agreement has been so signed and sealed, it shall be served on both parties.

A written mediation statement shall become legally effective immediately after both parties have signed to indicate receipt of the statement.

Article 90: The people's court need not prepare a written mediation statement in the following types of cases when an agreement is reached through mediation:

1. divorce cases in which the parties have become reconciled through mediation;
2. cases in which an adoptive relationship has been maintained through mediation;
3. cases in which the agreements can be performed immediately; and
4. other cases that do not require written mediation statements.

An agreement that does not require a written mediation statement shall be entered into the written record and shall become legally effective immediately after being signed or sealed by both parties, the adjudication personnel and the court clerk.

Article 91: If no agreement is reached through mediation or if one party repudiates the agreement prior to service of the mediation settlement, the people's court shall promptly make a judgment.

PART NINE: PRESERVATION OF PROPERTY AND PRELIMINARY EXECUTION

Article 92: If a judgment might be impossible or difficult to execute due to an act of a party or for other reasons, a people's court may, at the request of the other party, make a ruling for preservation of property. In the absence of such request, the people's court may, when necessary, also rule to adopt measures for the preservation of property.

When a people's court adopts measures for the preservation of property, it may order the applicant to provide security. If the applicant fails to provide security, his application shall be rejected.

After accepting an application from a party, the people's court must, if the case is urgent, make a ruling within 48 hours. If the people's court rules to adopt measures for the preservation of property, the implementation of such ruling shall be commenced immediately.

Article 93: Where, due to urgent circumstances, the lawful rights and interests of an interested party would be irreparably harmed if he did not immediately apply for preservation of property, such person may apply to the people's court requesting measures for the preservation of property prior to the institution of an action. The applicant shall provide security. If the applicant fails to provide security, his application shall be rejected.

After accepting an application, the people's court must make a ruling within 48 hours. If the people's court rules to adopt measures for the preservation of property, the implementation of such ruling shall be commenced immediately.

If the applicant fails to institute an action within 15 days after the people's court has adopted preservation measures, the people's court shall cancel the property preservation order.

Article 94: Preservation of property shall be limited to the scope of the claim or to the property relevant to the case.

Preservation of property shall be carried out by sealing up, distraining, freezing or other methods as provided by law.

Immediately after freezing property, a people's court shall notify the person whose property has been frozen.

Property that has already been sealed up or frozen shall not be sealed up or frozen again.

Article 95: If the person against whom an application is made provides security, the people's court shall cancel the property preservation order.

Article 96: If an application is made wrongfully, the applicant shall compensate the person against whom the application is made for any loss incurred as a result of the preservation of property.

Article 97: Upon the request of a party, a people's court may make a ruling for preliminary execution in the following cases:

1. those involving claims for overdue alimony, maintenance, child support, pensions for the disabled or the family of the deceased, or medical expenses;
2. those involving claims for remuneration for labour; and
3. those involving urgent circumstances that require preliminary execution.

Article 98: Cases in which a people's court makes a ruling for preliminary execution shall meet the following conditions:

1. the relationship of rights and obligations between the parties is evident and, without preliminary execution, the life, production activities or business operations of the applicant would be seriously affected; and
2. the person against whom the application is made is capable of performing the ruling for preliminary execution.

The people's court may order the applicant to provide security. If the applicant fails to provide security, his application shall be rejected. If the applicant loses the action, he shall compensate the person against whom the application is made for any loss of property incurred from the preliminary execution.

Article 99: If a party is dissatisfied with a ruling for preservation of property or preliminary execution, he may apply once for review. Execution of the ruling shall not be suspended during the period of review.

PART TEN: COMPULSORY MEASURES AGAINST OBSTRUCTION OF CIVIL ACTIONS

Article 100: If a defendant who must appear in court has been served a summons twice but refuses to appear before the court without proper cause, the people's court may summon him by means of arrest.

Article 101: Participants in actions and other persons shall comply with court rules.

Persons who violate court rules may be reprimanded, ordered to leave the court, fined or detained by the people's court.

Persons who seriously disrupt court order by making noises or creating an uproar in the courtroom, or by insulting, slandering, threatening, or battering adjudication personnel, shall be prosecuted by the people's court in accordance with the law. In less serious cases, such persons may be fined or detained.

Article 102: If a participant in an action or another person commits any of the following acts, the people's court may fine him or detain him according to the

seriousness of the case; if the act constitutes a criminal offence, the person shall be prosecuted in accordance with the law:

1. forging or destroying important evidence, thereby obstructing the trial of the case by the people's court;
2. using violence, threats or subornation to prevent a witness from giving testimony, or instigating, suborning, or coercing others to commit perjury;
3. concealing, removing, selling off or destroying property that has been sealed up or distrained, or that has been inventoried and placed in his custody by order, or moving assets that have been frozen;
4. insulting, slandering, falsely incriminating, battering or retaliating against judicial personnel, participants in the action, witnesses, interpreters, expert witnesses, inspectors, or personnel assisting in execution;
5. using violence, threats or other methods to obstruct judicial personnel from performing their duties; or
6. refusing to perform a legally effective judgment or ruling of the people's court.

Where a work unit commits any of the acts listed in the preceding paragraph, the people's court may impose a fine or period of detention on the head of the work unit or the person directly responsible for the act. If the act constitutes a criminal offence, such person shall be prosecuted according to law.

Article 103: If any of the following work units under an obligation to assist with investigation and execution commits any of the listed acts, the people's court may, in addition to ordering it to perform its obligation to assist, impose a fine:

1. relevant work units that refuse to cooperate with or that obstruct the investigation or collection of evidence by the people's court;
2. banks, credit cooperatives and other saving units that, after receiving a notice from the people's court to assist with execution, refuse to assist with inquiries concerning deposits or to assist in freezing or transferring deposits;
3. relevant work units that, after receiving a notice from the people's court to assist with execution, refuse to assist in withholding the revenue of the person subject to execution, or in transferring the relevant title deeds, or in passing on the relevant negotiable instruments, certificates, or other property; or
4. other work units that refuse to assist with execution.

A people's court may fine the principally responsible person or the directly responsible person of a work unit that commits any of the acts set forth in the preceding paragraph. The people's court may also submit a judicial proposal to

supervisory authorities or the relevant authorities suggesting the imposition of disciplinary sanctions.

Article 104: A fine imposed on an individual shall not be more than *Rmb* 1,000. A fine imposed on a work unit shall not be less than *Rmb* 1,000 and not more than *Rmb* 30,000.

A period of detention shall not be longer than 15 days.

The people's court shall deliver detainees to the custody of the public security authority. If a detainee admits and corrects his wrongdoings during the period of detention, the people's court may decide to grant an early release.

Article 105: Summoning a person by means of arrest, the imposition of a fine and detention shall be subject to approval by the president of the people's court.

Summoning a person by means of arrest shall require the issue of an arrest warrant.

Written decisions shall be issued for the imposition of fines and detention. If an offender is dissatisfied with a decision, he may apply once to the people's court one level higher for review. Execution of the decision shall not be suspended during the period of review.

Article 106: Decisions on the adoption of compulsory measures against obstruction of civil actions must be made by the people's court. Any work unit or individual that seeks performance of an obligation by illegal detention of a person or by illegal, private distrainment of another's property shall be prosecuted in accordance with the law, or shall be detained or fined.

PART ELEVEN: COURT COSTS

Article 107: Parties engaged in civil litigation shall pay a case acceptance fee in accordance with regulations. In property cases, the parties shall also pay other court costs in addition to the case acceptance fee.

If a party truly has difficulty in paying court costs, it may, in accordance with regulations, apply to the people's court for deferment, reduction or exemption of payment.

The methods for charging costs shall be formulated separately.

DIVISION TWO: TRIAL PROCEDURE

PART TWELVE: ORDINARY PROCEDURE AT FIRST INSTANCE

Section One: Institution and Acceptance of Actions

Article 108: To institute an action, the following conditions must be satisfied:

1. the plaintiff must be a citizen, legal person or other organization with a direct interest in the case;
2. there must be a specific defendant;
3. there must be a specific claim and a specific factual basis and grounds; and
4. the suit must fall within the range of civil actions accepted by the people's courts and within the jurisdiction of the people's court with which it is filed.

Article 109: When instituting an action, a statement of claim shall be submitted to the people's court, together with a number of copies corresponding to the number of defendants.
If a plaintiff truly has difficulty in writing a statement of claim, he may lodge the claim verbally. The people's court shall transcribe such verbal complaint and notify the opposing party.
Article 110: A statement of claim shall specify the following:

1. the name, sex, age, ethnic group, occupation, work unit and domicile of the party, or the name and domicile of the legal person or other organization and the name and position of its legal representative or head;
2. the claim and its supporting facts and grounds; and
3. evidence and the source thereof, and the names and domiciles of witnesses.

Article 111: People's courts must accept actions brought in accordance with Article 108 hereof. The following types of actions shall be handled using the methods listed, in accordance with the specific circumstances of the individual cases:

1. where an action falls within the scope of cases that may be accepted as administrative actions under the *Administrative Litigation Law*, the plaintiff shall be notified that he should institute administrative litigation;
2. if the parties to a contract dispute have voluntarily and lawfully concluded a written arbitration agreement stipulating that disputes must be taken to an arbitration institution and that an action may not be initiated in the people's court, the plaintiff shall be informed that he should apply for arbitration to the arbitration institution;
3. if the law provides that the dispute shall be handled by another authority, the plaintiff shall be notified that he should apply for settlement of the dispute to the relevant authority;
4. if the action does not come under the jurisdiction of the court with which it is filed, the plaintiff shall be informed that he should file the action with the competent people's court;
5. if a party to a case in which the judgment or ruling has become legally effective files a new action for the same case, the plaintiff shall be notified that the case will be handled as a petition for a review, except if the ruling in question was a ruling by the people's court permitting withdrawal of the action;
6. if the law provides that no actions may be filed within a specified period and the action is filed within such period, it shall not be accepted; and

7. in divorce cases, where a judgment has been made denying divorce or where the parties have become reconciled after mediation, and in cases where a judgment has been made to maintain an adoptive relationship or an adoptive relationship is maintained upon mediation, a new action filed for the same case by the plaintiff within six months shall not be accepted without new developments or grounds.

Article 112: When a people's court receives a statement of claim or a verbal claim and, upon examination, finds it satisfies the conditions for the institution of actions, it shall place the case on its trial docket within seven days and notify the parties. If the people's court finds that the bill of complaint or verbal complaint does not satisfy the conditions for the institution of actions, it shall rule within seven days not to accept the action. The plaintiff may appeal against such ruling if he is dissatisfied with the ruling.

Section Two: Pretrial Preparations

Article 113: The people's court shall send the copy of the statement of claim to the defendant within five days after the date of placing the action on the trial docket, and the defendant shall submit a defence within 15 days after the date of receiving a copy of the bill of complaint.

If the defendant submits a statement of defence, the people's court shall send a copy of the statement to the plaintiff within five days after the date of receipt of the statement of defence. Failure on the part of the defendant to submit a statement of defence shall not affect the trial of the case by the people's court.

Article 114: In cases that it has decided to accept, a people's court shall advise the parties orally, or in the notice of acceptance of the case and the notice of response to the action, of their procedural rights and obligations.

Article 115: The parties shall be notified within three days after the members of the collegiate bench have been determined.

Article 116: Adjudication personnel must conscientiously examine the materials relating to the action and examine and collect the necessary evidence.

Article 117: Personnel sent by a people's court to conduct an investigation shall show their credentials to the person under investigation.

The written record of the investigation shall be checked by the person under investigation and be subsequently signed or sealed by the person under investigation and the investigator.

Article 118: When necessary, a people's court may entrust a people's court in another locality with an investigation.

When entrusting such other people's court, the entrusting people's court must clearly set out the matter to be investigated and its requirements. The entrusted people's court may conduct supplementary investigations on its own initiative.

An entrusted people's court shall complete its investigation within 30 days after receipt of the letter of entrustment. If it cannot complete the investigation for

any reason, it shall notify the entrusting people's court in writing within the above time limit.

Article 119: If a party who must participate in a joint action fails to participate in the action, the people's court shall notify him that he should participate in the action.

Section Three: Trial in Court

Article 120: People's courts shall try civil cases in public, except for cases that involve State secrets or private matters of individuals or for which the law provides differently.

Divorce cases and cases that involve trade secrets may not be tried *in camera* if a party so requests.

Article 121: In trying civil cases, people's court shall conduct circuit trials to handle cases on the spot when necessary.[2]

Article 122: When trying a civil case, the people's court shall notify the parties and other participants in the action three days prior to the hearing. If the case is to be tried in public, the names of the parties, the cause of action and the time and place of the hearing shall be publicly announced.

Article 123: Before a trial hearing is opened, the court clerk shall ascertain the presence of the parties and the other participants in the action and announce the rules of court discipline.

At the opening of a trial hearing, the presiding judge shall check the parties present, announce the cause of action, the names of the adjudication personnel and the name of the court clerk, advise the parties of their procedural rights and obligations and inquire whether the parties wish to challenge any adjudication personnel.

Article 124: Investigation before the court shall be conducted in accordance with the following procedure:

1. statements by the parties are presented;
2. witnesses are advised of their rights and obligations, and give testimony; the depositions of witnesses not present are read;
3. documentary evidence, physical evidence and audio-visual information are exhibited;
4. expert conclusions are read out; and
5. the record of the inquest is read out.

Article 125: The parties may introduce new evidence in court.

With the permission of the court, the parties may question the witnesses, experts and inspectors.

If a party requests a new investigation, a new expert evaluation or a new inquest, the people's court shall decide on such request.

Article 126: If the plaintiff presents an additional claim, or the defendant brings a counterclaim or a third party presents a claim related to the case, such claim or counterclaim may be tried together with the original action.

Article 127: Court debates shall be conducted in accordance with the following procedure:

1. presentation of oral statements by the plaintiff and his agent *ad litem*;
2. presentation of oral response by the defendant and his agent *ad litem*;
3. presentation of oral statement or response by the third party and his agent *ad litem*;
4. debate between the parties.

At the conclusion of the court debate, the presiding judge shall first ask the plaintiff, then the defendant and finally the third party to make their final comments.

Article 128: At the conclusion of the court debate, a judgment shall be made according to law. If possible, mediation may be conducted prior to making a judgment. If mediation is unsuccessful, a judgment shall promptly be made.

Article 129: If a plaintiff has been served a summons but refuses without proper cause to appear before the court, or if a plaintiff leaves the courtroom during the trial without the court's permission, he may be deemed to have withdrawn his suit and, if the defendant has brought a counterclaim, a judgment by default may be made.

Article 130: If a defendant has been served a summons, but refuses without proper cause to appear before the court or if a defendant leaves the courtroom during the trial without the court's permission, a judgment by default may be made.

Article 131: If a plaintiff applies for withdrawal of action before judgment is pronounced, the people's court shall rule on such request.

If the people's court has overruled a request for withdrawal of action and the plaintiff, having been served a summons, refuses without proper cause to appear before the court, a judgment by default may be made.

Article 132: A trial hearing may be adjourned in any of the following circumstances:

1. a party or another participant in the action who must appear before the court fails to do so with proper cause;
2. a party extemporarily challenges adjudication personnel;
3. a new witness must be requested to appear before the court, new evidence must be taken, a new expert evaluation is required, a new inquest is required or a supplementary investigation must be conducted; or
4. other circumstances that require adjournment have arisen.

Article 133: The court clerk shall make a written record of all the activities during a trial hearing. Such record shall be signed by the adjudication personnel and the court clerk.
The court record shall be read out in court. Alternatively, the parties and other participants in the action may be notified that they should read the court record in the courtroom or within five days. If a party or another participant in the case considers the record to have omitted part of his statements or to contain errors in respect of his statements, he shall have the right to request correction. If the correction is not made, the application shall be recorded in the case file.
The court record shall be signed or sealed by the parties and the other participants in the case. Any refusal to sign or seal the court record shall be recorded in a note to be attached to the file.
Article 134: People's courts shall publicly pronounce their judgments in all cases, whether tried in public or *in camera*.
If judgment is pronounced in court, the written judgment shall be dispatched within 10 days. If judgment is pronounced on a fixed date, the written judgment shall be issued immediately after pronouncement.
Upon pronouncement of judgment, the parties must be advised of their right to appeal, the time limit for appeal and the court with which an appeal should be lodged.
Upon pronouncement of a divorce judgment, the parties must be advised that they may not remarry before the judgment becomes legally effective.
Article 135: When handling a case according to ordinary procedure, a people's court shall conclude the case within six months from the date of putting it on its trial docket. Where there are special circumstances requiring an extension of such time limit, the time limit may be extended by six months subject to approval by the president of the court. If any further extension is required, approval shall be requested from the people's court one level higher.
Section Four: Suspension and Conclusion of Actions
Article 136: The proceedings in an action shall be suspended in any of the following circumstances:

1. one of the parties dies and it is necessary to wait for his successor to state whether he wishes to participate in the action;
2. one of the parties has lost the capacity to engage in litigation, and his statutory agent has not been determined yet;
3. the legal person or other organization acting as one of the parties has terminated, and the successor to its rights and obligations has not been determined yet;
4. one of the parties is unable to participate in the action due to an event of *force majeure*;
5. the case in question is dependent upon the outcome of the trial of another case that has not been concluded; or
6. other circumstances require the suspension of proceedings.

Proceedings shall be resumed after the cause of suspension has been eliminated.

Article 137: An action shall be concluded in any of the following circumstances:

1. the plaintiff dies without a successor, or the successor waives his procedural rights;
2. the defendant dies without estate and there is no person to assume his obligations;
3. one of the parties in a divorce case dies; or
4. one of the parties in a case involving claims for overdue alimony, maintenance, child support or the termination of an adoptive relationship dies.

Section Five: Judgment and Rulings

Article 138: A written judgment shall clearly state the following:

1. the cause of action, the claims, the facts of the dispute and the grounds;
2. the facts and reasons ascertained in the judgment and the applicable law on which the judgment is based;
3. the result of the judgment and the apportionment of court costs; and
4. the time limit for appeal and the court with which an appeal should be lodged.

A written judgment shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it.

Article 139: If some of the facts of a case being tried are evident already, the people's court may make a judgment on those facts first.

Article 140: Rulings shall be applicable to the following:

1. rejection of a case;
2. objection to the jurisdiction of a court;
3. dismissal of a complaint;
4. preservation of property and preliminary execution;
5. approval or disapproval of withdrawal of an action;
6. suspension or conclusion of an action;
7. correction of clerical errors in a written judgment;
8. stay or termination of execution;
9. refusal to execute an arbitral award;
10. refusal to execute a document on creditor's rights that has been rendered enforceable by a notary public; and
11. other matters to be settled by a ruling.

Rulings made on matters under Items (1), (2) and (3) of the preceding paragraph may be appealed.

A written ruling shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it. A verbal ruling shall be entered in the written record.

Article 141: Judgments and rulings made by the Supreme People's Court, and judgments and rulings that may not be appealed according to the law or that have not been appealed within the prescribed time limit shall be legally effective.

PART THIRTEEN: SUMMARY PROCEDURE

Article 142: This Part shall apply to the trial by basic-level people's courts and the tribunals dispatched by them of simple civil cases in which the facts are evident, the relationships of rights and obligations are definite and the disputes are minor.

Article 143: In simple civil cases, the plaintiff may institute actions verbally. Both parties may simultaneously appear before a people's court or a tribunal dispatched by it to request settlement of their dispute. The basic-level people's court or the tribunal dispatched by it may try the case immediately or set a date for trial.

Article 144: In trying a simple civil case, the basic-level people's court or a tribunal dispatched by it may at any time use a simplified method to summon the parties and witnesses.

Article 145: Simple civil cases shall be tried by a single judge, and the trial of such cases shall not be restricted by Articles 122, 124 and 127 hereof.

Article 146: When trying a case according to summary procedure, a people's court shall conclude the trial within three months from the date of entering it on its trial docket.

PART FOURTEEN: PROCEDURE AT SECOND INSTANCE

Article 147: If a party disagrees with a judgment made by a local people's court of first instance, he shall have the right to lodge an appeal with the people's court one level higher within 15 days from the date on which the written judgment was served.

If a party disagrees with a ruling made by a local people's court of first instance, he shall have the right to lodge an appeal with the people's court one level higher within 10 days from the date on which the written ruling was served.

Article 148: To lodge an appeal, an appeal petition shall be submitted. The contents of an appeal petition shall include the names of the parties, the names of the legal persons and their legal representatives or the names of the other organizations and their principal responsible persons; the name of the people's court that originally tried the case, the file number of the case and the cause of action; and the claims and grounds of the appeal.

Article 149: An appeal petition shall be submitted through the people's court that originally tried the case, together with a number of copies corresponding

to the number of respondents or the number of representatives of the respondents.

If a party appeals directly to a people's court of second instance, such court shall transfer the appeal petition to the people's court that originally tried the case within five days.

Article 150: Within five days after receiving an appeal petition, the people's court that originally tried the case shall serve the copy of the appeal petition on the other party, who shall, within 15 days from the date of receipt, submit a statement of defence. The people's court shall, within five days after receiving the statement of defence, serve a copy of the statement on the appellant. Failure on the part of the respondent to submit a statement of defence shall not affect the trial of the case by the people's court.

Within five days after receiving the appeal petition and the defence, the people's court that originally tried the case shall deliver the documents to the people's court of second instance together with the entire case file and all the evidence.

Article 151: A people's court of second instance shall investigate the relevant facts and the applicable law pertaining to the appeal.

Article 152: When handling an appeal case, a people's court of second instance shall form a collegiate bench and conduct a hearing. If, after reviewing the case file, conducting investigations and questioning the parties, and the facts of the case are verified clearly, the collegiate bench may, if it deems it unnecessary to hold a hearing, render an immediate judgment or ruling without a hearing.

A people's court of second instance may try an appeal case in its own court or in the court of the place where the case originated or where the people's court that originally tried the case is located.

Article 153: After hearing an appeal case, a people's court of second instance shall handle the case according to the specific circumstances, as follows:

1. if, during the original adjudication, the facts were ascertained clearly and the law was applied correctly, a judgment shall be made to dismiss the appeal and uphold the original judgment;
2. if, during the original adjudication, the law was applied incorrectly, a judgment amending the original judgment shall be made according to law;
3. if, during the original adjudication, the facts were ascertained incorrectly or unclearly or the evidence was insufficient, a ruling shall be made to quash the original judgment and to remand the case to the people's court that originally tried it for retrial; or, after the facts have been clarified, a judgment amending the original judgment shall be made; and
4. if, during the original adjudication, statutory procedure was violated and the correctness of the judgment in the case may have been

influenced by such violation, a ruling shall be made to quash the original judgment and to remand the case to the people's court that originally tried it for retrial.

A party may appeal against the judgment or ruling made in a retried case.
Article 154: In handling an appeal against a ruling made by a people's court of first instance, the people's court of second instance shall in all cases use rulings.
Article 155: In trying an appeal case, a people's court of second instance may conduct mediation. If an agreement is reached upon mediation, a written mediation statement shall be prepared. Such written mediation statement shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it. Immediately upon service of the written mediation statement, the judgment of the people's court that originally tried the case shall be deemed to have been quashed.
Article 156: If an appellant applies for withdrawal of his appeal prior to the pronouncement of judgment by the people's court of second instance, the people's court of second instance shall rule on the application.
Article 157: In trying an appeal case, the people's court of second instance shall, in addition to complying with the provisions of this Part, apply the ordinary procedure at first instance.
Article 158: The judgments and rulings of people's court of second instance shall be final.
Article 159: In trying a case of an appeal against a judgment, a people's court shall conclude the case within three months from the date of putting it on its trial docket as a case of second instance. Any extension of the time limit necessitated by special circumstances shall be subject to approval by the president of the court.
In trying a case of an appeal against a judgment, a people's court shall make a final ruling within 30 days from the date of putting it on its trial docket as a case of second instance.

PART FIFTEEN: SPECIAL PROCEDURE

Section One: General Provisions

Article 160: This Part shall apply to the trial by people's court of cases concerning voter qualifications, the declaration of a person as missing or dead, the determination of a citizen as having no capacity for civil acts or as having limited capacity for civil acts, or the determination of ownerless property. Where matters are not addressed in this Part, the relevant provisions of this Law and of other laws shall apply.
Article 161: Where a case is tried in accordance with the procedure set forth in this Part, the judgment of first instance shall be the final judgment. The trial of cases concerning voter qualifications and of major or difficult cases shall be conducted by a collegiate bench of judges. Other cases shall be tried by a single judge.

Article 162: If, in the course of trying a case in accordance with the procedure set forth in this Part, a people's court discovers that the case involves a dispute over civil rights and interests, it shall rule to terminate the special procedure, and shall inform the interested parties that they may institute a separate action.

Article 163: A people's court shall conclude a case tried according to special procedure within 30 days from the date of entering it on its trial docket or within 30 days from the expiration of the time limit set forth in the public notice. Any extension of the time limit necessitated by special circumstances shall be subject to approval by the president of the court in question, except for cases concerning voter qualifications.

Section Two: Cases Concerning Voter Qualifications

Article 164: If a citizen disagrees with the decision of an election committee on his petition for a review concerning his qualifications to be a voter, he may institute an action at the basic-level people's court of his election district five days before election day.

Article 165: After accepting a case concerning voter qualifications, a people's court must conclude the trial before election day.

The suitor, representatives of the election committee and the citizens concerned must attend the trial.

The written judgment of the people's court shall be served on the election committee and the suitor before election day, and the citizens concerned shall be notified of the judgment.

Section Three: Cases Concerning the Declaration of a Person as Missing or Dead

Article 166: To apply to have declared as missing a citizen whose whereabouts have been unknown for two years, an interested party shall submit an application to the basic-level people's court of the place where the missing person is domiciled.

The application shall clearly state the facts and time of the disappearance and the request, and shall be accompanied by a written certificate concerning the disappearance of the said citizen issued by a public security authority or other relevant authorities.

Article 167: To apply to have declared dead a citizen whose whereabouts have been unknown for four years, or whose whereabouts have been unknown for two years as a result of an accident, or whose whereabouts have been unknown as a result of an accident which, as certified by the relevant authorities, he could not have survived, an interested party shall submit an application to the basic-level people's court of the place where the missing citizen is domiciled.

The application shall clearly state the facts and time of the disappearance and the request, and shall be accompanied by a written certificate concerning the disappearance of the said citizen issued by a public security authority or other relevant authorities.

Article 168: After accepting a case concerning the declaration of a citizen as missing or dead, a people's court shall issue a public notice in search of the citizen whose whereabouts are unknown. The period for the notice of declaration of a person as missing shall be three months, and the period for the notice of declaration of a person as dead shall be one year. If the whereabouts of a citizen are unknown as a result of an accident which, as certified by the relevant authorities, the citizen could not have survived, the period of notice for the declaration of the citizen's death shall be three months. Upon the expiration of the time limit of the public notice, the people's court shall, depending on whether the facts about the absence or death of the person have been confirmed, make a judgment declaring the person missing or dead or make a judgment to reject the application for such a declaration.

Article 169: If a citizen who has been declared missing or dead reappears, the people's court shall, upon the application of that person or an interested party, make a new judgment to quash the original judgment.

Section Four: Cases Concerning the Determination of a Citizen as Having No Capacity for Civil Acts or as Having Limited Capacity for Civil Acts

Article 170: To apply to have a citizen determined as having no capacity for civil acts or as having limited capacity for civil acts, a close relative of the citizen or another interested party shall submit an application to the basic-level people's court of the place where the citizen is domiciled.

The application shall clearly state the facts and grounds on which the citizen's lack of capacity for civil acts or his limited capacity for civil acts is asserted.

Article 171: After accepting such an application, the people's court shall, when necessary, carry out an expert evaluation of the citizen who is requested to be declared as having no capacity for civil acts or having limited capacity for civil acts. If the applicant has already provided an expert conclusion, the people's court shall examine such expert conclusion.

Article 172: When a people's court tries a case for the determining a citizen as having no capacity for civil acts or as having limited capacity for civil acts, a close relative of the citizen, with the exception of the applicant, shall be his agent ad litem. If the close relative shift onto one another the responsibility to act as agent ad litem, the people's court shall appoint one of them as the agent *ad litem*. If the health of the citizen permits, his opinion shall also be solicited. If, by trying the case, the people's courts determines that the application is based on facts, it shall make a judgment determining the citizen to have no capacity for civil acts or to have limited capacity for civil acts. If the people's court determines that the application is not based on facts, it shall make a judgment to reject the application.

Article 173: If, upon the application of a citizen who has been determined to have no capacity for civil acts or to have limited capacity for civil acts or upon the application of such citizen's guardian, a people's court verifies that the cause of that person's lack of capacity for civil acts or limited capacity for civil

acts has been eliminated, it shall make a new judgment to quash the original judgment.

Section Five: Cases Concerning the Determination of Property as Ownerless

Article 174: To apply to have property determined ownerless, a citizen, legal person or other organization shall submit an application to the basic-level people's court of the place where the property is located.

The application shall clearly state the type and quantity of the property and the grounds on which the request for determination of the property as ownerless is made.

Article 175: After accepting such an application, the people's court shall, upon examination and verification, issue a public notice requesting that the property be claimed. If no one claims the property after one year, the people's court shall make a judgment determining that the property is ownerless, whereupon the property shall become the property of the State or the collective.

Article 176: If, after a property has been determined ownerless by judgment, the owner of the property or his successor appears, he may file a claim to the property within the statute of limitation specified in the *Civil Law General Principles*.[3] The people's court shall, after examination and verification, make a new judgment to quash the original judgment.

PART SIXTEEN: PROCEDURE FOR ADJUDICATION SUPERVISION

Article 177: If the president of a people's court at any level finds an error in a legally effective judgment or ruling and deems it necessary to have the case retried, he shall refer it to the judicial committee for discussion and decision.

If the Supreme People's Court finds an error in a legally effective judgment or ruling of a local people's court at any level, or if a people's court at a higher level finds a real error in a legally effective judgment or ruling of a people's court at a lower level, it shall have the power to remove the case for trial or instruct a people's court at a lower level to conduct a retrial.

Article 178: If a party considers that a legally effective judgment or ruling is faulty, it may apply to the people's court that originally tried the case or to the people's court one level higher for retrial; however, execution of the judgment or ruling shall not be suspended.

Article 179: If an application made by a party satisfies any of the following conditions, the people's court shall retry the case:

1. there is new evidence that is sufficient to upset the original judgment or ruling;
2. the main evidence on which the facts were ascertained in the original judgment or ruling was insufficient;
3. an error was made in the application of the law in the original judgment or ruling;

4. the people's court violated statutory procedure and the correctness of the judgment or ruling in the case may have been influenced thereby; or

5. in trying the case, adjudication personnel committed embezzlement, accepted bribes, practised graft or made a judgment that perverted the law.

A people's court shall reject an application that does not meet any of the conditions specified in the preceding paragraph.

Article 180: In a case where there is a legally effective mediation statement, a party may apply for a retrial if it can present evidence that the mediation violates the principle of voluntary participation or that the content of the mediation agreement violates the law. If the people's court finds the evidence to be true upon examination, it shall retry the case.

Article 181: Parties may not apply for retrial of cases in which a legally effective judgment has been made to dissolve a marriage.

Article 182: Any application for a retrial by a party shall be made within two years after the judgment or ruling becomes legally effective.

Article 183: When a decision is made to retry a case in accordance with the procedure for adjudication supervision, a ruling shall be made to suspend execution of the original judgment. The ruling shall be signed by the president of the court, and the seal of the people's court shall be affixed to it.

Article 184: Where a case is to be retried by a people's court in accordance with the procedure for adjudication supervision, if the legally effective judgment or ruling was made by a court of first instance, the case shall be retried in accordance with the procedure at first instance, and the parties may appeal against the judgment or ruling made. If the legally effective judgment or ruling was made by a court of second instance, it shall be retried in accordance with the procedure at second instance, and the judgment or ruling made shall be legally effective. If the case was removed for trial by a people's court at a higher level in accordance with the procedure for adjudication supervision, it shall be tried in accordance with the procedure of second instance, and the judgment or ruling made shall be legally effective.

When retrying cases, the people's court shall form a new collegiate bench.

Article 185: If the Supreme People's Procuratorate discovers that a legally effective judgment or ruling made by a people's court at any level involves any of the following circumstances, or if a people's procuratorate at a higher level finds that a legally effective judgment or ruling made by a people's court at a lower level involves any of the following circumstances, it shall lodge a protest in accordance with the procedure for adjudication supervision:

1. the main evidence on the basis of which the facts were ascertained in the original judgment or ruling was insufficient;

2. a real error was made in the application of the law in the original judgment or ruling;

3. the people's court violated the statutory procedure and the correctness of the judgment or ruling in the case may have been affected thereby; or
4. in trying the case, adjudication personnel committed embezzlement, accepted bribes, practised graft or made a judgment that perverted the law.

If a local people's procuratorate at any level discovers that a legally effective judgment or ruling made by a people's court at the same level involves any of the circumstances specified in the preceding paragraph, it shall refer the case to the people's procuratorate one level higher to lodge a protest in accordance with the procedure for adjudication supervision.

Article 186: A people's court shall retry a case that is protested against a people's procuratorate.

Article 187: When a people's procuratorate decides to lodge a protest against a judgment or ruling made by a people's court, it shall prepare a written protest.

Article 188: When trying a case that is protested against a people's procuratorate, a people's court shall notify the people's procuratorate that it should send personnel to appear in court.

PART SEVENTEEN: PROCEDURE FOR THE RECOVERY OF DEBTS

Article 189: When a creditor requests payment of money or delivery of a negotiable instrument from a debtor, he may apply to the competent basic-level people's court for a payment order provided that:

1. the creditor and the debtor are not involved in any other dispute over obligations; and
2. the payment order can be served on the debtor.

The written application shall clearly state the requested amount of money or quantity of the negotiable instruments and the facts and evidence on the basis of which the application is made.

Article 190: A people's court shall, within five days after a creditor has submitted his application, notify the creditor whether it has accepted the case.

Article 191: After accepting an application for a payment order, a people's court, having found the relationship of debtor and creditor to be definite and lawful upon examination of the facts and evidence presented by the creditor, shall issue a payment order to the debtor within 15 days from the date of acceptance of the application. If the application is untenable, a ruling shall be made to reject it.

The debtor shall, within 15 days from the date of receipt of the payment order, settle his debt or submit a written objection to the people's court.

If the debtor neither submits an objection nor performs the payment order within the time limit specified in the preceding paragraph, the creditor may apply to the people's court for execution.

Article 192: Upon receipt of a written objection submitted by the debtor, the people's court shall rule to terminate the procedure for recovery of a debt, whereupon the payment order shall automatically become void and the creditor may institute an action.

PART EIGHTEEN: PROCEDURE FOR PUBLIC INVITATION TO ASSERT CLAIMS

Article 193: If a negotiable instrument that regulations permit to be assigned by endorsement is stolen, lost, or destroyed, its holder may apply for a public invitation to assert claims to the basic-level people's court of the place where payment on the negotiable instrument is to be made. This Part shall apply to other matters for which, according to the law, applications may be submitted for a public invitation to assert claims.

An applicant shall submit to the people's court a written application clearly stating the main particulars of the negotiable instrument such as its face amount, drawer, holder and endorser, and the reasons and facts pertaining to the application.

Article 194: When a people's court decides to accept an application, it shall simultaneously notify the drawee that he should suspend payment, and within three days issue a public notice to invite interested parties to assert their claims. The period of the public invitation to assert claims shall be decided by the people's court according to the circumstances, provided that it shall not be less than 60 days.

Article 195: Upon receipt of a notice from the people's court to suspend payment, the drawee shall act accordingly until the conclusion of the procedure for public invitation to assert claims.

During the period of the public invitation to assert claims, any act relating to the assignment of rights in the negotiable instrument shall be invalid.

Article 196: Interested parties as claimants shall submit an application to the people's court during the period of the public invitation to assert claims.

After receiving an application from an interested party, the people's court shall rule to conclude the procedure for public invitation to assert claims, and shall notify the applicant and the drawee.

The applicant or the claimant may institute an action in the people's court.

Article 197: If no one assert claims, the people's court shall make a judgment to declare the negotiable instrument void on the basis of the application of the applicant. Judgment shall be pronounced in a public notice, and the drawee shall be notified of it. As from the date of public pronouncement of the judgment, the applicant shall have the right to claim payment from the drawee.

Article 198: If an interested party was unable for proper cause to report to the people's court prior to judgment, he shall, within one year from the day he knew or ought to have known of the public announcement of the judgment, institute an action at the people's court that made the judgment.

PART NINETEEN: PROCEDURE FOR DEBT REPAYMENT BY BANKRUPT ENTERPRISES WITH THE STATUS OF A LEGAL PERSON

Article 199: If an enterprise with the status of a legal person is unable to repay its due debts because of serious losses, its creditors may apply to a people's court to have the debtor declared bankrupt and to be repaid. Alternatively, the debtor may apply to a people's court to have itself declared bankrupt and to have repayment of its debts arranged for.

Article 200: Within 10 days after making a ruling to declare the commencement of the procedure for debt repayment by a bankrupt enterprise, the people's court shall notify the debtor and the known creditors and issue a public notice.

Creditors shall report their claims to the people's court within 30 days after receipt of the notice. Creditors who have not received a notice shall report their claims to the people's court within three months from the date of the public notice. Creditors who fail to report their claims within the time limit shall be deemed to have waived their claims.

The creditors may organize a creditors' meeting to discuss and adopt a proposal for the disposal and distribution of the property of the bankrupt enterprise or to reach a settlement agreement.

Article 201: The people's court may set up a liquidation committee composed of relevant authorities and personnel. The liquidation committee shall be responsible for the custody, putting in order, appraisal, disposal and distribution of the property of the bankrupt enterprise. The liquidation committee may carry out the necessary civil acts in accordance with the law. The liquidation committee shall be accountable to, and report its work to, the people's court.

Article 202: If an enterprise with the status of a legal person reaches a settlement agreement with its creditors, the people's court shall, upon recognition of the agreement, issue a public notice and suspend the procedures for debt repayment by the bankrupt enterprise. The settlement agreement shall have legal effect from the date of the public notice.

Article 203: Where charged property is used as collateral for bank loans or other credit or used as other security, the bank or other creditor shall have priority in receiving repayment with respect to such collateral or other security. If the value of the collateral or other security exceeds the amount of the debt it secures, the balance shall be treated as property to be applied to debt repayment by the bankrupt enterprise.

Article 204: After priority payment of the bankruptcy expenses from the property of the bankrupt enterprise, the remaining property shall be applied to repayment in the following order:

1. wages of staff and workers and labour insurance premiums owed by the bankrupt enterprise;
2. taxes owed by the bankrupt enterprise; and
3. bankruptcy claims.

If the property of the bankrupt enterprise is insufficient to repay all the debts within the same order of priority, it shall be distributed on a *pro-rata* basis.
Article 205: Debt repayment by a bankrupt enterprise with the status of a legal person shall come under the jurisdiction of the people's court of the place where the enterprise is located.
Article 206: The *PRC, State Enterprise Insolvency Law* shall apply to the procedure for debt repayment by bankrupt enterprises owned by the State.
This Part shall not apply to entities without the status of enterprise legal person, individually-owned industrial and commercial business, rural contractor or partnership.

DIVISION THREE: EXECUTION PROCEDURES

PART TWENTY: GENERAL PROVISIONS

Article 207: A legally effective civil judgment or ruling, as well as that portion of a legally effective criminal judgment or ruling that pertains to property, shall be enforced by the people's court of first instance.
Other legal documents that shall be enforced by the people's courts as provided for by law shall be enforced by the people's court of the place where the person subject to execution is domiciled or where the property subject to execution is located.
Article 208: If, in the course of execution, a person who is not a participant in the case raises an objection to the object of execution, the execution officer shall examine the objection in accordance with the statutory procedure. If the objection is untenable, it shall be rejected. If the objection is tenable, the president of the people's court shall approve execution. If a real error is discovered in the judgment or ruling, the matter shall be handled in accordance with the procedure for adjudication supervision.
Article 209: Execution shall be carried out by execution officers.
An execution officer shall show his credentials when taking enforcement measures. After execution is completed, a record shall be made of its particulars, which shall be signed and sealed by the persons present.
Basic-level and intermediate people's courts may establish execution authorities on the basis of need. The duties of execution authorities shall be determined by the Supreme People's Court.
Article 210: If the person or the property subject to execution is in another locality, the people's court of that locality may be entrusted with execution. The entrusted people's court must commence execution within 15 days after receipt of the letter of entrustment and shall not refuse to comply. After execution is completed, the entrusted people's court shall promptly reply to the entrusting people's court by letter, setting forth the result of the execution. If execution is not completed within 30 days, the entrusted people's court shall also inform the entrusting people's court by letter of the particulars of execution.
If the entrusted people's court does not execute the judgment or ruling within 15 days from the date of receipt of the letter of entrustment, the entrusting

people's court may request the people's court one level higher than the entrusted people's court to instruct it to execute the judgment or ruling.

Article 211: If, in the course of execution, the parties reach an agreement upon mediation at their own initiative, the execution officer shall make a record of the contents of the agreement and both parties shall sign or seal such record.

If a party fails to perform the mediation agreement, the people's court may, upon application by the other party, resume execution of the original effective legal document.

Article 212: If, in the course of execution, the person subject to execution provides security to the people's court, the people's court may decide to stay the execution and decide the term of such stay, subject to the consent of the person applying for execution. If the person subject to execution fails to perform within the specified term, the people's court shall have the power to execute the judgment or ruling against the security provided by the person subject to execution or the property of his guarantor.

Article 213: When a citizen subject to execution dies, his debts shall be repaid from his estate. When a legal person or another organization subject to execution is terminated, the person that inherits its rights and obligations shall perform the obligation.

Article 214: If, after execution is completed, an error is discovered in a judgment, ruling or other legal document on which execution is based and such judgment, ruling or other legal document is quashed by the people's court, the people's court shall make a ruling ordering the person who has obtained property subject to execution to return the property. If such person refuses to return the property, the ruling ordering the return of the property shall be enforced.

Article 215: This Division shall apply to the execution of written mediation statements prepared by a people's court.

PART TWENTY-ONE: APPLICATION FOR AND REFERRAL OF EXECUTION

Article 216: Parties must perform civil judgments or rulings that have become legally effective. If a party refuses to perform a ruling or judgment, the other party may apply to the people's court for execution. Alternatively, a judge may refer such judgment or ruling to an execution officer for execution.

The parties must perform any written mediation agreement or other legal document that is enforceable by the people's courts. If a party refuses to perform such a document, the other party may apply to the people's court for execution.

Article 217: If a party fails to perform an award of an arbitration institution established according to law, the other party may apply for execution to the competent people's court. The people's court to which an application is made shall execute the award.

If the party against whom the application is made presents evidence that proves that the arbitral award involves any of the following circumstances, the people's court shall, after examination and verification by a collegiate bench formed by the people's court, rule to deny execution:

1. the parties have neither included an arbitration clause in their contract, nor subsequently reached a written arbitration agreement;
2. matters decided in the award exceed the scope of the arbitration agreement or are beyond the arbitral authority of the arbitration institution;
3. the composition of the arbitral tribunal or the arbitration procedure did not conform to statutory procedure;
4. the main evidence for ascertaining the facts was insufficient;
5. the law was applied incorrectly; or
6. one or several arbitrators committed embezzlement, accepted bribes or practised graft or made an award that perverted the law.

If the people's court determines that the execution of the award would be against the public interest, it shall rule to deny execution.
The written ruling shall be served on both parties and on the arbitration institution.
If a people's court rules to deny execution of an arbitral award, a party may, in accordance with the written arbitration agreement between the two parties, re-apply to the arbitration institution for arbitration or institute an action in a people's court.
Article 218: If a party fails to perform its obligations pursuant to a document that has been lawfully rendered enforceable by a notary public, the other party may apply to the competent people's court for execution. The people's court to which the application is made shall execute the document.
If a notarized document of obligation contains an error, the people's court shall rule to deny execution and shall serve the written ruling on both parties and on the notary public.
Article 219: If either or both of the parties is or are citizens, the time limit for applying for execution shall be one year. If both parties are legal persons or other organizations, such time limit shall be six months.
The time limit provided for in the preceding paragraph shall commence from the last day of the time limit for performance specified in the legal document. If the legal document provides for performance in stages, the time limit shall commence from the last day of the time limit for performance of each stage.
Article 220: Upon receiving an application for execution or a document for referral of execution, an execution officer shall send a notice of execution to the person subject to execution, ordering such person to perform the obligation within the specified time limit. If such person fails to perform the obligation within the specified time limit, performance shall be enforced.

PART TWENTY-TWO: EXECUTION MEASURES

Article 221: If a person subject to execution fails to perform the obligation specified in the legal document in accordance with the notice of execution, the people's court shall have the power to direct inquiries to banks, credit cooperatives and other savings units about the deposits of the person subject to execution, and shall have the power to freeze or transfer the deposits of such person, provided that such inquiries, freezing or transfer does not exceed the scope of the obligation to be performed by the person subject to execution. When deciding to freeze or transfer deposits, a people's court shall make a ruling and issue a notice requesting assistance with execution, which must be complied with by the banks, credit cooperatives and other savings units.

Article 222: If a person subject to execution fails to perform the obligation specified in the legal document in accordance with the notice of execution, the people's court shall have the power to withhold or garnish a portion of the revenue of the person subject to execution that is sufficient to cover the obligation he should perform, provided that such measures leave enough revenue to cover the necessary living expenses of the person subject to execution and of his dependants.

When deciding to withhold or garnish revenue, a people's court shall make a ruling and issue a notice requesting assistance with execution. Such notice must be complied with by the work unit of the person subject to execution, banks, credit cooperatives and other savings units.

Article 223: If a person subject to execution fails to perform the obligation specified in the legal document in accordance with the notice of execution, the people's court shall have the power to seal up, distrain, freeze, auction off or sell off a portion of the property of the person subject to execution sufficient to cover the obligation he should perform, provided that such action does not deprive the person subject to execution and his dependents of daily necessities.

When adopting any of the foregoing measures, a people's court shall make a ruling.

Article 224: When a people's court seals up or distrains property and the person subject to execution is a citizen, the court shall notify the person subject to execution or an adult member of his family that he should come to the scene. If the person subject to execution is a legal person or another organization, the court shall notify the legal representative or principally responsible person of the person subject to execution that he should come to the scene. Refusal on the part of the notified person to come to the scene shall not affect the execution. If the person subject to execution is a citizen, his work unit or the basic-level organization in the place where his property is located shall send representatives to attend the execution.

An execution officer must prepare a list of the property sealed up or distrained. A copy of the list shall be delivered to the person subject to execution after the persons present at the scene have signed and sealed the list. If the person

subject to execution is a citizen, his copy may alternatively be delivered to an adult member of his family.

Article 225: An execution officer may designate the person subject to execution to take custody of the property sealed-up. The person subject to execution shall bear any losses incurred due to his fault.

Article 226: After property has been sealed up or distrained, the execution officer shall order the person subject to execution to perform the obligation specified in the legal document within the specified time limit. If such person does not perform such obligation within the specified time limit, the people's court may, according to regulations, deliver the property sealed up or distrained to the relevant work units for auction or sale. Goods that the State has prohibited to be traded freely shall be delivered to the relevant work units for purchase at the prices stipulated by the State.

Article 227: If a person subject to execution fails to perform the obligations specified in the legal document and conceals property, the people's court shall have the power to issue a search warrant and to search the place of residence of the person subject to execution or the place where the property is concealed.

The president of the court shall issue a search warrant when adopting any of the foregoing measures.

Article 228: Where a legal document stipulates that property or a negotiable instrument must be delivered, the execution officer shall either summon both parties before him to effect delivery or deliver the item himself. The person taking delivery shall sign for receipt.

If the relevant work unit is holding such property or negotiable instrument, it shall deliver the item in accordance with the notice requesting assistance with execution issued by the people's court and the person taking delivery shall sign for receipt.

If the citizen concerned is holding such property or negotiable instrument, the people's court shall order him to release the item. If he refuses to do so, the people's court shall enforce such release.

Article 229: To evict a person subject to execution from a house or a piece of land, the president of a people's court shall issue a public notice to order him to perform within the specified time limit. If the person subject to execution fails to perform within the specified time limit, an execution officer shall enforce the order.

At the time of eviction, if the person subject to execution is a citizen, he or an adult member of his family shall be notified that he should come to the scene. If the person subject to execution is a legal person or another organization, the legal representative or the head of the organization subject to execution shall be notified that he should come to the scene. Refusal on the part of the notified person to come to the scene shall not affect the execution. If the person subject to execution is a citizen, his work unit or the basic-level organization of the place where the house or land is located shall send representatives to

attend the execution. The execution officer shall make a record of the particulars of the execution, which shall be signed or sealed by the persons at the scene.

The people's court shall send personnel to transport the property removed from the house from which the person subject to execution was evicted to a designated location for delivery to the person subject to execution. If such person is a citizen, such property and belongings may also be delivered to an adult member of his family. The person subject to execution shall bear any losses arising from the refusal to accept the property and belongings on the part of himself or the adult member of his family.

Article 230: If procedures for the transfer of title deeds must be carried out in the course of execution, the people's court may issue a notice requesting assistance with execution to the relevant work units, which must comply with such notice.

Article 231: If a person subject to execution fails to perform the act specified in a judgment, ruling or other legal document in accordance with the notice of execution, the people's court may compel performance or entrust a relevant work unit or other person with such performance, at the expense of the person subject to execution.

Article 232: If a person subject to execution fails to perform his obligations to pay within the time limit specified in a judgment, ruling or other legal document, he shall pay twice the amount of interest on the debt for the period during which the performance is deferred. If a person subject to execution fails to perform any other obligations within the time limit specified in a judgment, ruling or other legal document, he shall pay a fine for deferred performance.

Article 233: If a person subject to execution is still unable to repay his debts after a people's court has adopted any of the execution measures provided for in Articles 221, 222 and 223 hereof, he shall continue to perform his obligation. If a creditor finds that the person subject to execution has other property, he may request execution by the people's court at any time.

PART TWENTY-THREE: SUSPENSION AND TERMINATION OF EXECUTION

Article 234: Under any of the following circumstances, the people's court may rule to suspend execution:

1. the applicant indicates that the execution may be deferred;
2. a person who is not a participant in the case raises an objection on reasonable grounds with respect to the object of execution;
3. a citizen, being one of the parties, dies and it is necessary to wait for his successor to succeed to his rights or to assume his obligations;
4. a legal person or another organization, being one of the parties, is terminated and the person that will inherit to its rights and obligations has not yet been determined; or

5. other circumstances which the people's court deems to call for suspension of execution.

Execution shall be resumed when the circumstances calling for suspension of execution cease.

Article 235: Under any of the following circumstances, a people's court shall rule to terminate execution:

1. the applicant withdraws his application;
2. the legal document on which the execution is based is quashed or revoked;
3. the person subject to execution is a citizen, who dies without an estate against which execution can be effected and without a person to assume his obligations;
4. the person who has the right to claim payment of overdue alimony, maintenance or child support dies;
5. the person subject to execution is a citizen who has lost his ability to work and is unable to repay a loan due to poor financial circumstances and lack of a source of revenue; or
6. other circumstances occur that the people's court deems to require the termination of execution.

Article 236: A ruling of suspension or termination of execution shall become effective immediately after it has been served on the parties.

DIVISION FOUR: SPECIAL PROVISIONS FOR CIVIL ACTIONS INVOLVING FOREIGN PARTIES

PART TWENTY-FOUR: GENERAL PROVISIONS

Article 237: This Division shall apply to civil actions within the territory of the People's Republic of China involving foreign parties. For matters not addressed in this Division, the other relevant provisions of this Law shall apply.

Article 238: If an international treaty that the People's Republic of China has concluded or acceded to contains provisions that are inconsistent with this Law, the provisions of the international treaty shall prevail, except for those provisions to which the People's Republic of China has declared its reservations.

Article 239: Civil actions instituted against foreigners, foreign organizations or international organizations that enjoy diplomatic privileges and immunities shall be handled in accordance with the relevant laws of the People's Republic of China and the relevant international treaties concluded or acceded to by the People's Republic of China.

Article 240: In trying civil cases involving foreign parties, a people's court shall use the written and spoken language commonly used in the People's Republic of China. At the request of a party, translation may be provided at the expense of such party.

Article 241: If a foreigner, stateless person or foreign enterprise or foreign organization that sues or is sued in a people's court is required to appoint a lawyer as his or its agent *ad litem*, he or it must entrust a lawyer of the People's Republic of China.

Article 242: When a foreigner, stateless person or foreign enterprise or foreign organization without a domicile within the territory of the People's Republic of China appoints a lawyer or another person of the People's Republic of China as his or its agent *ad litem*, the power of attorney sent or forwarded from outside the territory of the People's Republic of China shall become effective only after it has been notarized by a notary public of his or its state and either has been authenticated by the embassy or a consulate of the People's Republic of China in that state or certification procedures provided for in the relevant treaty between the People's Republic of China and that state have been carried out.

PART TWENTY-FIVE: JURISDICTION

Article 243: Where an action is instituted against a defendant without a domicile inside the territory of the People's Republic of China concerning a dispute over a contract or rights and interests in property, if the contract was executed or performed within the territory of the People's Republic of China, or the subject matter of the action is located within the territory of the People's Republic of China, or the defendant has distrainable property within the territory of the People's Republic of China, or the defendant maintains a representative office within the territory of the People's Republic of China, the action may come under the jurisdiction of the people's court of the place where the contract was executed, the place where the contract was performed, the place where the object of action is located, the place where the distrainable property is located, the place where the tort was committed or the place where the representative office is domiciled.

Article 244: The parties to a dispute involving a foreign party over a contract or over rights and interests in property may, by written agreement, select the jurisdiction of the court of the place with a real connection with the dispute. If they elect to come under the jurisdiction of the people's court of the People's Republic of China, such selection may not violate the provisions of this Law concerning jurisdiction by level and exclusive jurisdiction.

Article 245: If a defendant in a civil action involving a foreign party does not object to the jurisdiction of a people's court and responds to the suit by filing a bill of defence, he shall be deemed to have recognized the jurisdiction of such people's court.

Article 246: An action instituted for a dispute arising from the performance in the People's Republic of China of a Sino-foreign equity joint venture contract, a Sino-foreign cooperative joint venture contract or a contract for Sino-foreign cooperative exploration and development of natural resources shall come under the jurisdiction of the people's courts of the People's Republic of China.

PART TWENTY-SIX: SERVICE AND TIME PERIODS

Article 247: A people's court may serve procedural documents on a party without a domicile within the territory of the People's Republic of China in the following ways:

1. service in the way specified in an international treaty concluded between or acceded to by the state of the person to be served and the People's Republic of China;
2. service through diplomatic channels;
3. if the person to be served is a national of the People's Republic of China, entrustment of the embassy or a consulate of the People's Republic of China in the state where such person is located with service on its behalf;
4. service on the agent *ad litem* appointed by the person to be served and authorized to accept service on his behalf;
5. service on the representative office, or the branch or business agent authorized to accept service, established within the territory of the People's Republic of China by the person to be served;
6. service by post, if permitted by the law of the state of the person to be served. If the acknowledgment of service is not returned within six months from the date of posting, but various circumstances justify the assumption that the documents have been served, the documents shall be deemed to have been served on the date of expiry of the time limit; or
7. if the documents cannot be served by any of the above methods, service may be effected by public announcement. The documents shall be deemed to have been served when six months have elapsed since the date of the public announcement.

Article 248: If a defendant does not have a domicile within the territory of the People's Republic of China, the people's court shall serve a copy of the statement of claim on the defendant and notify the defendant that he should submit a statement of defence within 30 days of receipt of the copy of the bill of defence. If the defendant applies for an extension of the time limit, the people's court shall decide on the application.

Article 249: If a party without a domicile within the territory of the People's Republic of China disagrees with the judgment or ruling rendered by the people's court of first instance, he shall have the right to lodge an appeal within 30 days from the date on which the judgment or ruling is served. The respondent shall file a statement of defence within 30 days after the date of receipt of the copy of the appeal petition. If a party is unable to lodge an appeal or to submit a defence within the statutory time limit and applies for an extension of the time limit, the people's court shall decide on the application.

Article 250: The period for the trial by the people's court of civil cases involving foreign parties shall not be subject to the restrictions of Articles 135 and 159 hereof.

PART TWENTY-SEVEN: PRESERVATION OF PROPERTY

Article 251: A party may apply to a people's court for preservation of property in accordance with Article 92 of this Law.

An interested party may apply to a people's court for preservation of property prior to the institution of an action in accordance with Article 93 hereof.

Article 252: After the people's court has ruled to allow preservation of property prior to the institution of an action, the applicant shall institute an action within 30 days. If the applicant fails to institute an action within the time limit, the people's court shall cancel the preservation of property.

Article 253: If, after the people's court has rendered a ruling to allow preservation of property prior to the institution of an action, the person against whom the application is made provides security, the people's court shall cancel the preservation of property.

Article 254: If an application for preservation of property is made wrongfully, the applicant shall compensate the person against whom the application is made for any loss incurred as a result of the ruling for the preservation of property.

Article 255: If a people's court decides that the preserved property needs to be kept under surveillance, it shall notify the relevant work unit that it should take charge of surveillance. The surveillance expenses shall be borne by the person against whom the application is made.

Article 256: An order of a people's court to cancel preservation shall be carried out by an execution officer.

PART TWENTY-EIGHT: ARBITRATION

Article 257: Where disputes that arise from economic, trade, transport or maritime activities involve foreign parties, if the parties have included an arbitration clause in their contract or subsequently reach a written arbitration agreement that provides that such disputes shall be submitted for arbitration to an arbitration institution of the People's Republic of China for foreign-related disputes or to another arbitration institution, no party may institute an action in a people's court.

If the parties have neither included an arbitration clause in their contract nor subsequently reached a written arbitration agreement, an action may be instituted in a people's court.

Article 258: If a party applies for preservation of property, the arbitration institution of the People's Republic of China for foreign-related disputes shall submit the application to the intermediate people's court of the place where the domicile of the person against whom the application is made is located or where the property is located.

Article 259: After an award has been made by an arbitration institution of the People's Republic of China for foreign-related disputes, no party may institute an action in a people's court. If a party fails to perform the arbitral award, the other party may apply for execution to the intermediate people's court of the

place where the domicile of the person against whom an application is made is located or where the property is located.

Article 260: If the person against whom the application is made presents evidence that proves that the arbitral award made by an arbitration institution of the People's Republic of China for foreign-related disputes involves any of the following circumstances, the people's court shall, after examination and verification by a collegiate bench formed by the people's court, rule to deny execution of the award:

1. the parties have neither included an arbitration clause in their contract nor subsequently reached a written arbitration agreement;
2. the person against whom the application is made was not requested to appoint an arbitrator or take part in the arbitration proceedings or the person was unable to state his opinions due to reasons for which he is not responsible;
3. the composition of the arbitration tribunal or the arbitration procedure was not in conformity with the rules of arbitration; or
4. matters decided in the award exceed the scope of the arbitration agreement or are beyond the arbitral authority of the arbitration institution.

If the people's court determines that the execution of the said award would be against public interest, it shall rule to deny execution.

Article 261: If a people's court rules to deny execution of an arbitral award, a party may, in accordance with a written arbitration agreement between the two parties, re-apply to the arbitration institution for arbitration, or institute an action in a people's court.

PART TWENTY-NINE: JUDICIAL ASSISTANCE

Article 262: Pursuant to international treaties concluded or acceded to by the People's Republic of China or in accordance with the principle of reciprocity, people's courts and foreign courts may request mutual assistance in the service of legal documents, investigation, collection of evidence, and other acts in connection with litigation, on each other's behalf.

If any matter in which a foreign court requests assistance would harm the sovereignty, security or public interest of the People's Republic of China, the people's court shall refuse to comply with the request.

Article 263: The request for and provision of judicial assistance shall be conducted through the channels stipulated in the international treaties concluded or acceded to by the People's Republic of China. Where no treaty relations exist, the request for and provision of judicial assistance shall be conducted through diplomatic channels.

The embassy or a consulate in the People's Republic of China of a foreign state may serve documents on, investigate, and take evidence from its citizens, provided that the law of the People's Republic of China is not violated and that no compulsory measures are adopted.

Except for the circumstances set forth in the preceding paragraph, no foreign agency or individual may, without the consent of the competent authorities of the People's Republic of China, serve documents, carry out an investigation or collect evidence within the territory of the People's Republic of China.

Article 264: The letter of request for judicial assistance and its annexes submitted to a people's court by a foreign court shall be accompanied by a Chinese translation or a text in another language as specified in the relevant international treaty.

The letter of request for judicial assistance and its annexes submitted to a foreign court by a people's court shall be accompanied by a translation in the language of that state or a text in another language as specified in the relevant international treaty.

Article 265: The judicial assistance provided by a people's court shall be carried out in accordance with the procedure prescribed by the law of the People's Republic of China. If a special method is requested by a foreign court, judicial assistance may also be provided using the special method requested, provided that such special method is not inconsistent with the law of the People's Republic of China.

Article 266: If a party applies for execution of a legally effective judgment or ruling made by a people's court and the party subject to execution or his property is not located within the territory of the People's Republic of China, the applicant may directly apply for recognition and execution to the competent foreign court. Alternatively, the people's court may, pursuant to an international treaty concluded or acceded to by the People's Republic of China or in accordance with the principle of reciprocity, request the foreign court to recognize and execute the judgment or ruling.

If a party applies for execution of a legally effective arbitral award made by an arbitration institution of the People's Republic of China for foreign-related disputes and the party subject to execution or its property is not located within the territory of the People's Republic of China, it shall directly apply for recognition and execution to the competent foreign court.

Article 267: If a legally effective judgment or ruling made by a foreign court requires recognition and execution by a people's court of the People's Republic of China, the party concerned may directly apply for recognition and execution to the competent intermediate people's court of the People's Republic of China. Alternatively, the foreign court may, pursuant to the provisions of an international treaty concluded between or acceded to by the foreign state and the People's Republic of China, or in accordance with the principle of reciprocity, request the people's court to recognize and execute the judgment or ruling.

Article 268: Having received an application or a request for recognition and execution of a legally effective judgment or ruling of a foreign court, a people's court shall review such judgment or ruling pursuant to international treaties concluded or acceded to by the People's Republic of China or in accordance

with the principle of reciprocity. If, upon such review, the people's court considers that such judgment or ruling neither contradicts the basic principles of the law of the People's Republic of China nor violates State sovereignty, security and the public interest, it shall rule to recognize its effectiveness. If execution is necessary, it shall issue an order of execution, which shall be implemented in accordance with the relevant provisions of this Law. If such judgment or ruling contradicts the basic principles of the law of the People's Republic of China or violates State sovereignty, security or the public interest, the people's court shall refuse to recognize and execute the judgment or ruling.

Article 269: If an award made by a foreign arbitration institution must be recognized and executed by a people's court of the People's Republic of China, the party concerned shall directly apply to the intermediate people's court of the place where the party subject to execution is domiciled or where his property is located. The people's court shall handle the matter pursuant to international treaties concluded or acceded to by the People's Republic of China or in accordance with the principle of reciprocity.

Article 270: This Law shall be implemented as of the date of promulgation. The *PRC, Civil Procedure Law (Trial Implementation)* shall be repealed simultaneously.

RECEIVED
2004 DEC 28 P 3:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CSCC: Box 2

Annex I

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

B. Public announcements

1. Formal Notice (i.e. newspaper announcement of the Offering).

2. Newspaper announcement regarding results of the applications and basis of allotment.

3. Newspaper announcement regarding stabilizing actions and end of the stabilization period.

C. Documents available for public inspection

1. The Articles of Association together with a certified English translation.

2. The Accountants' Report prepared by PricewaterhouseCoopers, (the text of which is set out in Appendix I to the Prospectus), together with the statement of adjustments.

3. The letters relating to the profit forecast (the texts of which are set out in Appendix III to the Prospectus).

4. The letter dated June 4, 2004, summary of values and a valuation certificate relating to the property interests of the Group dated June 4, 2004 prepared by Sallmanns (the texts of which are set out in Appendix IV to the Prospectus).

5. The material contracts referred to in paragraph A6 above, together with certified English translations (where appropriate).

6. The services contracts with the Directors together with certified English translations.

7. The written consents referred to in paragraph A3 above.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is made pursuant to the requirement under Section 9(2) of the Securities and Futures (Price Stabilizing) Rules.

Unless otherwise defined herein or the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the prospectus dated 4th June, 2004 (the "Prospectus") issued by China Shipping Container Lines Company Limtied (the "Company").

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 2866)

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

SUMMARY

- The Company announces that the stabilization period in connection with the Share Offer ended on 9th July, 2004.
- Stabilizing actions were undertaken during the stabilization period with a number of purchases of additional H Shares in a price range between HK$2.525 and HK$3.175 per H Share.

The Company announces that the stabilization period in connection with the Share Offer ended on 9th July, 2004. As advised by BNP Paribas Peregrine Capital Limited, as stabilizing manager for the Share Offer (the "Stabilizing Manager"), stabilizing actions were undertaken during the stabilization period with a number of purchases of additional H Shares in a price range between HK$2.525 and HK$3.175 per H Share. Also, as advised by the Stabilizing Manager, the date of the last purchase of H Shares made in the course of the stabilizing actions was 24th June, 2004 and such purchase was made at a price of HK$2.775 per H Share.

The Over-allotment Option as referred to in the Prospectus was not exercised.

By order of the Board
China Shipping Container Lines Company Limited
Li Kelin
Chairman

PRC, 13th July, 2004

As at the date of this announcement, the Directors are Li Kelin, Jia Hongxiang, Li Shaode, Zhang Jianhua, Wang Daxiong, Wang Xiangyun, Hu Hanxiang, Gu Nianzu, Wang Zongxi and Lam Siu Wai, Steven.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

Please also refer to the published version of this announcement in South China Morning Post.

CSCC: Box 2

Annex I

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

B. Public announcements

1. Formal Notice (i.e. newspaper announcement of the Offering).

2. Newspaper announcement regarding results of the applications and basis of allotment.

3. Newspaper announcement regarding stabilizing actions and end of the stabilization period.

C. Documents available for public inspection

1. The Articles of Association together with a certified English translation.

2. The Accountants' Report prepared by PricewaterhouseCoopers, (the text of which is set out in Appendix I to the Prospectus), together with the statement of adjustments.

3. The letters relating to the profit forecast (the texts of which are set out in Appendix III to the Prospectus).

4. The letter dated June 4, 2004, summary of values and a valuation certificate relating to the property interests of the Group dated June 4, 2004 prepared by Sallmanns (the texts of which are set out in Appendix IV to the Prospectus).

5. The material contracts referred to in paragraph A6 above, together with certified English translations (where appropriate).

6. The services contracts with the Directors together with certified English translations.

7. The written consents referred to in paragraph A3 above.

中海集装箱运输股份有限公司
CHINA SHIPPING CONTAINER LINES CO., LTD.

中国·上海东大名路700号 ADD: No. 700, Dong Da Ming Road, Shanghai, China 邮编(Post code): 200080
电话(Tel): (021)-65966666转转 传真(Fax): (021)-65966498

CERTIFICATE AS TO ARTICLES OF ASSOCIATION

I, Ye Yu Mang, Company Secretary of China Shipping Container Lines Company Limited (the "**Company**"), do hereby certify that attached hereto is a true, complete and correct copy of the Articles of Association of the Company approved by the extraordinary general meeting of shareholder of the Company held on March 4, 2004 and amended by the Board of Directors of the Company at a meeting held on May 10, 2004 under the authority of such approval.

IN WITNESS WHEREOF, I have hereunto set my hand this day of May 2004.

CHINA SHIPPING CONTAINER LINES
COMPANY LIMITED

By: 叶宇芒
Ye Yu Mang
Company Secretary

lmwpdoc\cargo\10.5 Board Mtg Documents\japan offering\
Certificate_Articles of Association (SILO07May04draft).clean

China Shipping Container Lines Co., Ltd.

Articles of Association

Adopted by the shareholders' meeting of

the company through its resolution dated 4 March 2004

and

Approved by the State Council

State-owned Assets Regulatory Commission on 23 March 2004

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

Table of Contents

China Shipping Container Lines Co., Ltd.

Article of association

Chapter I General stipulations

Article 1.1 China Shipping Container Lines Co., Ltd. (hereinafter referred to as the company) is a company limited established in accordance with the "Company law of the People's Republic of China" (hereinafter referred to as the company law), "Special regulations of the State Council regarding overseas placement and listing of companies limited" (hereinafter referred to as the special regulation" and other laws and regulations of the state. MP art.1

As approved by the State Council State-owned Assets Regulatory Commission (hereinafter referred to as the State Assets Commission) on February 5, 2004 through its document GZGG[2004] No. 49, and set up by China Shipping (Group) Corporation as the exclusive sponsor through sponsorship, the company is registered with Shanghai Administration for Industry and Commerce on March 3, 2004 and obtains its business license. The company's business license is numbered: 3100001007214.

Before the first issue of overseas listed foreign capital stock (as defined in Article 3.4 of the articles of association), the company had China Shipping (Group) Corporation as its shareholder, and the shares held by it was stated-owned legal entity shares.

Article 1.2 Name of the company as registered MP art.2
Chinese name: 中海集装箱运输股份有限公司
English name: China Shipping Container Lines Co., Ltd.

Article 1.3 Company domicile: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai MP art.3
Zip code:200122
Telephone:65966666
Fax:8621-65966498

Article 1.4 The legal representative of the company is the chairman of the company. MP art.4

Article 1.5 As a permanently existing company limited and an independent legal entity, the company is under the jurisdiction and protection of the laws, stipulations and other relevant regulations of China. MP art.5

Article 1.6 The company's shareholders assume responsibilities to the company with their shares, and the company assumes responsibilities for its liabilities with all its assets.

Article 1.7 The articles of association is revised in accordance with the company law, "Mandatory provisions of the articles of association of companies to be listed overseas" (hereinafter referred to as the mandatory provisions), "Written response to supplementary revision of the articles of association of the companies to be listed in Hong Kong" (hereinafter referred to as the written response to supplementary revision" as well as other relevant Chinese laws and regulations, unless otherwise prescribed in relevant laws and regulations. Clauses as included in the articles of association according to the mandatory provisions shall not be revised or rescinded.

Article 1.8 After being adopted by the company's shareholders' meeting through its special resolution and approved by relevant competent departments of the state and the State-owned Assets Regulatory Commission (Approved on 23 March 2004) in accordance with the document G.Z.G.G [2004] No.168, articles of association will come into effect on 23March 2003, and fully replace its articles of association originally registered with the administration. MP art.6

From the its date of effectiveness, the articles of association will become an legal binding document for regulating the company's organization and actions as well as the rights and duties between the company and its shareholders and between the shareholders.

Article 1.9 The articles of association are binding to the company's shareholders, directors, supervisors, general manager, deputy general managers and other top management. The above-mentioned personnel may file right claims regarding company's matters as per the articles of association. MP art.7

Shareholders may raise a claim against the company, and the company may raise a claim against the shareholders. Shareholders may raise a claim against shareholders, or against company's directors, supervisors, and general manager, deputy general manager of other top management as per the articles of association.

The claims as mentioned in the preceding clause includes lawsuits brought to the court or arbitration application filed with arbitration institutions.

Article 1.10 The company may invest in other limited-liability companies or limited-liability companies of shares, and assume MP art.8

responsibilities for the invested company with the capital contribution.

After approval by the company examination and approval departments authorized by the State Council, the company may, as required in the operation management, be run as a holdings company as stated in Clause 2, Article 12 of the company law.

The company shall not become a shareholder of unlimited liabilities of other profitable organizations.

Chapter II Business objective and scope

Article 2.1 The company's business objective is: bring into full play the general advantages of China Shipping Group, carry out modern management, take economic efficiency as the center, face with domestic and international markets, and grow into a first rate professional container lines company in the world. Furthermore, guided by state's macro-control policies, carry on foreign economic cooperation on its own in line with foreign market demand, and insist on diversified operation based on container transport and solicitation, so as to raise economic efficiency and labor productivity and offer maximal returns to the shareholders. MP art.9

Article 2.2 Business scope of the company: Covers general cargo ships freight transportation between domestic coastal and Yangtze River lower and middle reaches ports, container time line transportation on the feeder lines for foreign trade business between domestic coastal ports, international marine transportation, (including container time line) , container manufacturing, repair, leasing , sale & purchase, ship leasing and sale& purchase. (Above operations by permit where it is so required); MP art.10

Company's business scope is based on the scope as approved by the industrial and commercial administration. Depending on market variation and its own operational requirement, after approval by the authority, the company may adjust the business scope and business forms in due time, and set up affiliates in China or other countries.

Chapter III Shares and registered capital

Article 3.1 The company has at any time ordinary stock. Based on requirement and after approval by company examination and approval departments authorized by the State Council, the company may set other types of stock. MP art.11

Article 3.2	All shares issued by the company are shares with face value, and the face value per share is 1 yuan RMB.	MP art.12
Article 3.3	After approval by the security administration in the State Council, the company may issue shares to domestic investors and overseas investors. The overseas investors as mentioned in the preceding clause refer to foreign investors and investors in Hong Kong, Macao and Taiwan areas that subscribe the stock issued by the company. The domestic investors refer to the investors within the territory of the People's Republic of China with exception of the above mentioned areas that subscribe the stock issued by the company.	MP art.13
Article 3.4	The stock to be subscribed in RMB as issued by the company to domestic investors is called domestic capital stock. The stock subscribed in foreign currencies as issued by the company to overseas investors is called foreign capital stock. The foreign capital stock that is listed overseas is called overseas listed foreign capital stock.	MP art.14
Article 3.5	As approved by the State Assets Commission, the ordinary stock that had been issued before the company's first issue of overseas listed foreign capital stock totaled 3.83b shares, all of which were held by China Shipping (Group) Corporation as state-owned legal entity stock.	MP art.15
Article 3.6	As approved by the security administration in the State Council, the company's first issue of overseas listed foreign capital stock totals 2.2b shares (excluding extra placement), making up around 36.48% of the total number of ordinary shares issued by the company. After completion of the above mentioned overseas listed foreign capital stock, in case of no execution of the extra placement right, the stock capital has the following composition: 6.03b ordinary shares, among which China Shipping (Group) Corporation holds 3.61b shares, making up around 59.87% of the total number of ordinary shares issued by the company, and shareholders of overseas listed foreign capital stock hold 2.42b shares, making up around 40.13% of the total number of ordinary shares issued by the company. In the case of full execution of the extra placement right, the company's stock capital has the following composition: 6.36b ordinary shares, among which China Shipping (Group) Corporation holds 3.577b shares, making up around 56.24% of the total number of ordinary shares issued by the company, and shareholders of overseas listed foreign capital stock hold	MP art.16

2.783b shares, making up around 43.76% of the total number of ordinary shares issued by the company.

Article 3.7 The Board of Directors of the company may implement separately the plans for issue of overseas listed foreign capital stock and domestic capital stock as approved by the State Council security administration. MP art.17

The above mentioned plans for the company's separate issue of overseas listed foreign capital stock and domestic capital stock, may be implemented separately within 15 months after the date of approval by China Securities Regulatory Commission.

Article 3.8 Where the company issues separately overseas listed foreign capital stock and domestic capital stock in the total number of shares specified in the issue plan, they should be fully subscribed in one lot separately. If it can not be realized under special conditions, they can also be issued in different lots after approval by China Securities Regulatory Commission. MP art.18

Article 3.9 After completion of issue of overseas listed foreign capital stock as mentioned in Article 3.6 above, the company's registered capital will increase to 6.03b yuan RMB, and in the case of execution of the extra placement right, 6.36b yuan RMB. MP art.19

Article 3.10 As may be required for its operation and development, the company may approve capital increase according to relevant regulations in the articles of association. MP art.20

The company may increase capital in the following forms:

(I) Subscription of new shares by non-particular investors;

(II) Placement of new shares to present shareholders;

(III) Distribution of new shares to present shareholders;

(IV) Other forms as permitted by the laws and regulations.

The company's issue of new shares for capital increase, after approval a in line with the regulations of the articles of association, will proceed according to relevant state's laws and regulations.

Article 3.11 Unless otherwise specified in the laws and regulations, company's stock with fully contributed stock capital can be transferred freely without any additional lien. MP art.21

Chapter IV Decrease capital and repurchase shares

Article 4.1 According to the regulations in the articles of association, the company may decrease its registered capital. MP art.22

Article 4.2 To reduce its registered capital, the company must formulate a balance sheet and list of properties. MP art.23

The company shall notify the creditors in 10 days after making the resolution to reduce its registered capital, and make at least 3 declarations in the newspapers in 30 days. The creditors are entitled to request the company to pay off its debts or provide corresponding sinking guarantee in 30 days after receiving the said notification, or in 90 days after the first date of declaration .

The company's registered capital after capital decrease shall not be lower than the legal minimal amount.

Article 4.3 After adoption in the procedure stated in the articles of association and approval by relevant state's authority, the company may repurchase the stock issued by it in the following cases: MP art.24

(I)To cancel stock to reduce company's capital;

(II)To merge with other companies holding stock of the company;

(III) Other cases as permitted by laws and regulations

Article 4.4 After approval by relevant state's authority, the company may repurchase the stock in one of the following forms: MP art.25

(I) Send a repurchase offer to all the shareholders with the same proportion;

(II) Repurchase the stock in the public way at the securities exchange;

(III) Repurchase the stock in the agreement form at other places than the securities exchange.

Article 4.5 Stock repurchase by the company in the agreement form at other places than the securities exchange is subject to approval by the shareholders' meeting in accordance with the articles of association. After approval by the shareholders' meeting in the same form, the company may cancel or revise the contract concluded in the above mentioned way, or abandon any of its rights specified in the contract. MP art.26

The contract on stock repurchase as mentioned in the preceding clause includes (but not limited to) the agreement on the consent to assume the duty for stock repurchase and obtain the right for the repurchased stock.

The company shall not transfer the contract for the stock repurchase or any right stated in the contract.

Article 4.6 Where the company repurchases the redeemable stock which it is entitled to do so in an non-open form or in the form of an offer, the price shall not exceed a certain price ceiling. If the repurchase is conducted in the form of an offer, then, the offer must be made to all the shareholders under the same conditions. App 38 (1) &(2)

After repurchasing the stock according to the law, the company shall cancel such stock in the period specified by the legal and administrative stipulations, and apply for registration of alteration of registered capital with the original company registration authority. MP art.27

The face value of the cancelled stock should be subtracted from the registered capital of the company.

Article 4.7 Unless the company is in the stage of clearance, its repurchase of the stock issued by it shall comply with the following regulations: MP art. 28

(I) Where the company repurchases the stock at the face value, the sum should be subtracted from the income from the new stock issued for repurchase of the old stock in the company's face balance of distriubtable profit.

(II) Where the company repurchases the stock at a price above the face value, that portion equal to the face value is to be subtracted from the income from the new stock issued for repurchase of the old stock in the company's face balance of distriubtable profit, while the portion in excess of the face value shall be handled in the following way:

(1) Where the repurchased stock is issued at the face value, it is to be subtracted from the company's face balance of distributable profit.

(2) Where the repurchased stock is issued at a price above the face value, the sum is to be subtracted from the income from the new stock issued for repurchase of the old stock in the company's face balance of distributable profit, but the amount subtracted from the income gained from issue of the new stock

shall not exceed the total premium gained from issue of the repurchased old stock, or the amount in the company's premium account (or the account of capital surplus) at the time of repurchase (including the account of premium for issue of the new stock);

(III) Sums that are paid by the company for the following purposes should be expended from the company's distributable profit:

(1) Obtain the right to repurchase the stock;

(2) Revise the contract for the stock repurchase;

(3) Cancel its duties stated in the repurchase contract.

(IV) The amount subtracted from the distributable profit and used for repurchase of the face value of the stock, after the total face value of the cancelled stock is subtracted from the company's registered capital according to relevant regulations, shall enter the company's premium account (or the account of capital surplus).

Chapter V Repurchase financial support

Article 5.1 The company or its subsidiaries shall not at any time or in any way, provide any financial support to those who purchase or intend to purchase the company's stock. The above mentioned purchasers of the company's stock include those who assume direct or indirect liabilities on account of their purchase of the company's stock. MP art. 29

The company or its subsidiary companies shall not at any time or in any way provide any financial support to the above mentioned obligors in order to reduce or relieve them from such liabilities.

This clause is not applicable to the condition mentioned in Article 5.3 of the articles of association.

Article 5.2 The financial support as mentioned in this chapter includes (but not limited to) the following forms: MP art. 30

(I) Donation;

(II) Guarantee (including the case of the guarantor's assuming liability or proving property to ensure that the obligor should perform its duties), compensation (excluding such compensation as caused by the company's mistakes), cancellation or waiver of rights;

(III) Provision of loans or conclusion of a contract whereby the company will perform duties before the other parties, as well as change of the parties to the loan or contract and transfer of the rights in the loan or contract;

(IV) Financial support provided by the company in any way when the company is in insolvency, has no net assets or its net asset would decrease by a big margin.

The duties assumed as mentioned in this chapter include those assumed by the obligor on account of changes in its financial positions through its conclusion of a contract or arrangement (regardless of whether the contract or the arrange may be executed in the compulsory way, or whether they are assumed by the obligor individually or jointly by him and any other people) or through any other ways.

Article 5.3 Following acts are not deemed as those prohibited in Article 5.1 of the articles of association: MP art. 31

(I) The company provides the financial support really in the interests of the company, and such financial support is not mainly intended to purchase the stock of the company, or such support is an auxiliary part of a total plan of the company;

(II) The company distributes its properties as dividends according to the law;

(III) Distribute the dividends in the form of stock;

(IV) Reduce the registered capital, repurchase stock or adjust the structure of stock right according to the articles of association;

(V) The company provides loans for its normal business activities in its business scope (but it should not result in net assets decrease in the company, or despite of that, such financial support is expended from the company's distributable profit);

(VI)The company provides the sum for the staff share plan (but it should not result in net assets decrease in the company, or despite of that, such financial support is expended from the company's distributable profit).

Chapter VI Share and register of shareholders

Article 6.1 The share-certificate is a certificate issued by the company to prove the stock held by the shareholders. The company should

issue share-certificates in bookkeeping paper, physical paper or other forms as specified by the securities administration in the State Council, according to the regulations of the government and institutions at the location of stock listing regarding stock issue.

Article 6.2 The company's share-certificates are name shares. MP art. 32

The company's share-certificates should carry the matters specified in the "Company law", as well as other matters that are required by the securities exchange listing the company's stock.

Article 6.3 Share-certificates are signed by the chairman. Where signatures of other senior management are required by the securities exchange listing the company's stock, they shall also be signed by other senior management. Share-certificates will become effective when they are stamped with the company's seal or printed with the said seal. Company's seal can only be affixed to the share-certificates with the authorization of the chairman. Signatures from the company's chairman or other related senior management on the share-certificates can also be in the printed form. MP art. 33 App3 2(1)

Article 6.4 The company should keep a register of shareholders to record the following items: MP art. 34

(I) Names (titles), addresses (domiciles), occupation or nature of the shareholders;

(II)Type and quantity of the stock held by the shareholders;

(III) Paid and payable sums for the stock held by the shareholders;

(IV) Numbers of the stock held by the shareholders;

(V) Dates on which the shareholders are registered as such;

(VI) Dates on which shareholders terminate as such.

The register of shareholders is a sufficient evidence for the company's stock held by the shareholders, except that there is contrary evidence.

Article 6.5 The company may, in accordance with understandings and agreement reached between the securities administration of the State Council and overseas securities regulatory institutions, keep overseas its register of shareholders of overseas listed foreign capital stock, and entrust an overseas agency with its MP art. 35, A13D (1) (b)

management. The original register of shareholders of overseas listed foreign capital stock in Hong Kong is to be kept in Hong Kong.

The company shall keep the duplicate of the register of shareholders of overseas listed foreign capital stock at the domicile of the company. The entrusted overseas agency shall at all times guarantee the consistency between the original and duplicate of the register of shareholders of overseas listed foreign capital stock. In case of discrepancy between them, the original will prevail.

Article 6.6 The company shall keep a complete register of shareholders. MP art 36

The register of shareholders includes the following parts:

(I) The register of shareholders kept at the company's domicile except as specified in Items (II) and (III) of this clause;

(II) The register of shareholders of the company's overseas listed foreign capital stock which is kept at the securities exchange listing the stock overseas;

(III) The registers of shareholders that the Board of Directors decide to keep at other places to meet the requirement for the company's stock going public.

Article 6.7 There shall be no overlapping between the parts of the register. Transfer of the stock recorded in a part of the register of shareholders shall not be recorded in other parts of the register of shareholders while the said record still exists. MP art. 37

Revision or correction of the parts of the register of shareholders shall proceed in accordance with the laws of the locations where the specific parts of the register of shareholders are kept.

Article 6.8 All foreign capital stock listed in Hong Kong with fully paid stock capital may be transferred freely, but the Board may reject any transfer deeds without giving any reason, unless the following conditions are satisfied: App3 1(1), App3 1(2) and App3 1 (3)

(I) An expense in the amount of HKD 2.5 or a higher expense as agreed by United Stock Exchange of Hong Kong is paid to the company for the purpose of registration of the stock transfer deeds as well as the documents that are related to or may affect the stock ownership;

(II) The transfer deeds are only involved with overseas listed foreign capital stock listed in Hong Kong;

(III) Payable stamp duties have been paid for the transfer deeds;

(IV) Related share-certificates as well as evidence of the transfer right of the transferor as reasonably required by the Board shall be provided;

(V)In the event of the stock being transferred to joint holders, the number of such holders shall not exceed 4;

(VI) The related stock does not have any attached lien of the company.

Any shareholder of the foreign capital stock may transfer all of part of the company's stock it holds by way of a written transfer deed as usually used at the location of the listing of the foreign capital stock, or by way of signed or printed signed transfer deed. The above mentioned transfer may adopt the standard delivery form specified by the United Stock Exchange of Hong Kong. The transfer deed shall be signed in the form of handwriting of printed handwriting of the transferor and the transferee.

Article 6.9 No revision of the register of shareholders shall be registered on account of stock transfer within 30 days before the shareholders' meeting or within 5 days before the reference date for dividend distribution as decided upon by the company. MP art. 38

Article 6.10 When the company convenes a shareholders' meeting, distributes its dividends, carries out a clearance, or engaged in other acts for which stock ownership need to be confirmed, the Board shall assign a date as the reference date for stock ownership. By termination of such date, shareholders on record are the shareholders of the company. MP art. 39

Article 6.11 Where anybody has an objection to the register of shareholders and requests that his name (title) should be recorded in or deleted from such register, he may apply for revision of the register of shareholders with the court that has the jurisdiction over it. MP art. 40

Article 6.12 Any shareholder recorded in the register of shareholders, or anybody that requests that his name (title) should be recorded in such register, that has lost his share-certificates (namely the "original share-certificates") may apply with the company for supplementary issue of new share-certificates with regard to the said stock (namely the "related stock"). Where a shareholder of a domestic capital stock files such an application on account of lost share-certificates, it shall MP art. 41

proceed in accordance with the regulation in Article 150 of the company law.

Where a shareholder of an overseas listed foreign capital stock files an application on account of lost share-certificates, it shall proceed in accordance of the laws of the location of storage of the register of shareholders of overseas listed foreign capital stock, regulations of the stock exchange or other related regulations. The said supplementary issue of share-certificates shall satisfy the following requirements:

(I) The applicant shall file its application in the standard form as designated by the company, and attach to it a notarial deed or legal announcement. The notarial deed or legal announcement shall contain the reasons for such application, details and evidence on loss of the share-certificates, as well as a declaration that no other people will request to be recorded as the shareholder for the related stock.

(II)Before deciding upon supplementary issue of new share-certificates, the company has not received any request to be recorded as the shareholder for the stock from anyone other than the applicant.

(III) Where the company decides upon supplementary issue of new share-certificates to the applicant, it shall publish a declaration thereon in the newspapers and magazines as designated by the Board, which shall be repeated at least once every 30 days in a duration of 90 days.

(IV) The company shall submit a duplicate of the declaration to be published regarding the supplementary issue of new share-certificates to the securities exchange listing the stock, and can only publish it after receiving a response from the said securities exchange confirming the demonstration of the declaration in the said exchange. The duration for such demonstration in the exchange is 90 days.

If the application for supplementary issue of share-certificates has not been consented by the shareholder of the related stock recorded in the register, the company shall mail a photocopy of the declaration to be published to the shareholder.

(V) If the company has not received objections from anybody regarding the supplementary issue of share-certificates upon termination of the 90-day limit for the declaration and its demonstration as specified in Items (III) and (IV), it may conduct supplementary issue of new share-certificates as applied by the applicant.

(VI) When conducting supplementary issue of new share-certificates according to this regulation, the company shall cancel the original share-certificates immediately, and record such cancellation and supplementary issue in the register of shareholders.

(VII) All company's expenses arising from cancellation of the original share-certificates and supplementary issue of new ones, shall be born by the applicant. Before the applicant provides a rational guarantee, the company is entitled to refuse to take any action.

Article 6.13 The good will purchaser which obtains the said new share-certificates or the shareholder which is thereafter recorded as the owner of the stock (if it is a good will purchaser), after the company conducts supplementary issue of new share-certificates, shall not have their names (titles) deleted from the register of shareholders. MP art. 42

Article 6.14 The company will not assume a duty of indemnity for anyone suffering from damages on account of cancellation of the original share-certificates or supplementary issue of new share-certificates, unless the party involved can prove a fraudulent conduct on the part of the company. MP art. 43

Chapter VII Rights and duties of shareholders

Article 7.1 Company's shareholders are those which hold the company's stock and have their names (titles) recorded in the register of shareholders. MP art. 44

Shareholders enjoy their rights and assume their duties according to the type and proportion of their stock. Shareholders holding the same type of stock enjoy equal rights and assume equal duties.

The company shall not exercise any power to imperil the rights attached by any stock held by any persons in direct or indirect possession of rights and interests by freezing or in any other manner, on account of such persons failing to disclose their rights and interests to the company. App 3 12

Article 7.2 When two or more persons are recorded as a joint shareholder of any stock, they shall be deemed as a joint owner of the related stock, but must be under constraint of following terms: App 3 1(3)

(I) In case one of the joint shareholders passes away, only the remaining ones of them shall be deemed by the company as the owners of the related stock, but the Board of Directors is entitled to request provision of death certificates of the related

shareholders as deemed proper by it, with regards to revision of the contents of the register of shareholders;

(II) As far as the joint shareholder of any stock is concerned, only the first joint shareholder on the register of shareholders is entitled to receive the share-certificates for the related stock from the company, receive company's notices, and attend company's shareholders' meetings and exercise all voting power on the related stock, and any notice served to the above person is deemed as having been served to all the joint shareholders of the related stock.

Article 7.3 Shareholders of company's ordinary stock enjoy the following rights: MP art.45 App 3 9

(I) Receive dividends and division of earnings in other forms depending on its stock share;

(II)Attend or attend by attorney shareholders' meetings, and exercise the voting power;

(III) Supervise over the company's business and make suggestions or inquiries;

(IV)Transfer its stock in accordance with the laws, regulations and the stipulations in the articles of association ;

(V) Obtain relevant information in line with the stipulations in the articles of association , including: App 3 9

1.Obtain the articles of association after paying the cost;

2. After paying a rational expense, have the right to consult and reproduce:

(1) All parts of the register of shareholders;

(2) Personal data of the company's directors, supervisors, general manager, deputy general manager and other senior management personnel, including:

(A) Present and previous names and alias;

(B) Main addresses (domiciles);

(C) Nationality;

(D) Full-time and all part-time occupations and positions;

(E) Personal status certificate and its number.

(3) Status of company's stock capital;

(4) Total face value, amount, ceiling price and bottom price of each category of stock repurchased by the company since the previous financial year, as well as the report on company's payment of all such expenses;

(5) Minutes of shareholders' meetings.

(VI) By termination or at clearance of the company, participate in distribution of the company's remaining properties depending on its stock share;

(VII) Other rights as granted by the laws, regulations and the articles of association .

Article 7.4 Shareholders of the company's ordinary stock assume the following duties: MP art.46

(I) Follow the articles of association ;

(II) Pay in stock capital according to the subscribed stock and participation form;

(III) Other duties to be born as prescribed in the laws, regulations and stipulations of the articles of association .

Except for the conditions agreed upon by the stock subscriber at the time of subscription, the shareholder does not assume the responsibility for any subsequent stock.

Article 7.5 Except for the duties as required by the laws, regulations or the listing regulations of the securities exchange listing the company's stock, the controlling shareholder, when exercising its rights as shareholder, shall not make any decisions imperiling the interests of all or part of the shareholders on account of its exercising its voting power with respect to the following matters: MP art.47

(I) Relieve the directors or supervisors from their responsibility of behaving honestly in the interest of the maximal benefits of the company;

(II) Approve the directors or supervisors to deprive the company of its property in any form (for their own interest or for the interest of others), including (but not limited to) any favorable opportunity of the company;

(III) Approve the directors or supervisors to deprive other

shareholders of their personal rights and benefits (for their own interest or the interest of others), including (but not limited to) any right to distribution and right to voting, but excluding company reorganization as submitted to the shareholders' meeting for adoption.

Article 7.6 The controlling shareholder as mentioned in the preceding clause refers to such as satisfies one of the following conditions: MP art. 48

(I) The one who can elect over half of the directors when acting by himself or unanimously with others;

(II) The one who can exercise over 30% (including 30%) of the voting power or can control execution of over 30% (including 30%) of the voting power of the company, when acting by himself or unanimously with others;

(III) The one who holds over 30% (including 30%) of the issued stock of the company, when acting by himself or unanimously with others;

(IV) The one who has a de facto control of the company in other manners, when acting by himself of unanimously with others.

Chapter VIII Shareholders' meeting

Article 8.1 The shareholders' meeting is the organ of power of the company and performs its functions according to the law. MP art. 49

Article 8.2 The shareholders' meeting performs the following functions: MP art. 50

(I) Determine company's business policy and investment plan;

(II) Elect and replace directors, and decide upon remuneration of directors;

(III) Elect and replace the supervisor as shareholders' representative, and decide upon remuneration of the supervisors;

(IV) Examine and approve reports of the Board of Directors;

(V) Examine and approve reports of the Board of supervisors;

(VI) Examine and approve company's annual financial budget scheme and final calculation scheme;

(VII) Examine and approve company's profit distribution

schemes and loss compensation schemes;

(VIII) Make resolutions on increase/decrease of the registered capital of the company;

(IX) Make resolutions on company's merging, separation, dissolution and clearance;

(X) Make resolutions on company's issue of bonds;

(XI) Make resolutions on company's appointment, dismissal or no renewal of appointment of the accounting firm;

(XII) Revision of the articles of association;

(XIII) Examine propositions of shareholders that represent over 5% (including 5%) of the stock with voting power;

(XIV) Other matters on which resolutions should be made by the shareholders' meeting according to the laws, regulations and the articles of association.

Article 8.3 Without prior approval by the shareholders' meeting, the company shall not conclude a contract with other people than the directors, supervisors, general manager, deputy general managers or other senior management persons on delegating management of all or important company's operation to such people. MP art. 51

Article 8.4 The shareholders' meeting is divided into the annual shareholders' meeting and provisional shareholders' meeting. The shareholders' meeting is called by the Board of Directors. MP art. 52

The annual shareholders' meeting is held once a year, and should takes place in 6 months after termination of the previous financial year.

In any of the following cases, the Board of Directors shall call a provisional shareholders' meeting within 2 months:

(I) When the number of directors is below that specified in the company law, or less than 2/3 of that specified in the articles of association;

(II) When the uncompensated loss of the company reaches 1/3 of the total stock capital of the company;

(III) When shareholders holding over 10% (including 10%) of the voting stock issued by the company request in writing that a provisional shareholders' meeting should be held;

(IV) When the Board of Directors considers it necessary or it is proposed by the Board of Supervisors to call it.

Article 8.5 — The company shall deliver a written notice 45 days before the shareholders' meeting to inform all shareholders on record on the matters to be examined at the meeting as well as the date and location of the meeting. Shareholders intending to attend the meeting shall serve their written response on attendance to the company 20 days before the meeting is held. MP art. 53

Article 8.6 — At an annual shareholders' meeting of the company, shareholders holding over 5% (including 5%) of the total voting stock of the company is entitled to submit new propositions to the company in writing. The company shall put those matters in the propositions that fall under the responsibility of the shareholders' meeting on the agenda of the meeting. MP art. 54

Article 8.7 — Based on the written response received by 20 days prior to the shareholder's meeting, the company shall calculate the number of voting stock represented by the shareholders intending to attend the meeting. Where such number reaches over 1/2 of the total voting stock of the company, the company may call the meeting, otherwise, the company shall inform the shareholders again in 5 days of the matters to be examines as well as the date and location of the meeting, and after a public notice, the company may call the shareholder's meeting. MP art. 55

A provisional shareholders' meeting cannot make decisions on matters that are not stated in the notice.

Article 8.8 — The notice of a shareholders' meeting shall meet the following requirements: MP art. 56

(I) Be in a written form;

(II) Designate the location, date and time of the meeting;

(III) State the matters to be discussed at the meeting;

(IV)Provide shareholders with such information and interpretation as is needed to enable the shareholders to make wise decisions on the matters to be discussed. This principle includes (but not limited to) provision of specific conditions for the planned transactions and the contract (if available) as well as a serious interpretation of the causes and consequences, when the company proposes merging, stock repurchase, restructuring of stock capital or other reorganization;

(V) Any director, supervisor, general manager, deputy general manager or other senior management personnel that has essential interests in the matters to be discussed, shall disclose the character and degree of such interests; if the matter to be discussed have influence the involved director, supervisor, general manager, deputy general manager or other senior management person as a shareholder in a different way from shareholders of the same category, the difference shall be explained;

(VI) Carry in full text any special resolutions to be proposed for adoption at the meeting;

(VII) Explain in plain text that shareholders entitle to attend and having the voting power are entitled to appoint one or more shareholder attorneys to attend and vote on his behalf, who is not necessarily a shareholder;

(VIII) Carry the time and address for service of the letter of attorney for voting at the meeting.

Article 8.9 Notices of shareholders' meetings shall be delivered to shareholders (with or without voting power at the shareholders' meeting) in person or by mail with postage paid to the addresses as recorded in the register of shareholders. For shareholders of domestic capital stock, such notices can also be made in the form of a declaration. MP art. 57 App3 7(3)

The declaration as mentioned in the preceding clause, shall be published in one or more newspapers as designated by the securities administration in the State council 45-50 days prior to the meeting. Once such declaration is made, all shareholders of domestic capital stock are deemed as having received the notice on the shareholders' meeting. App3 7(1)

Article 8.10 In the event of no delivery of the meeting notice to those entitled to receive it out of accidental omission, or in the event of no reception of the meeting notice on the part of such persons, the meeting and its resolutions will not be ineffective for the reason thereof. MP art. 58

Article 8.11 Any shareholder entitled to attend the shareholders' meeting and having the voting power, has the right to appoint one or more persons (not necessarily a shareholder) as shareholder's attorney to attend and vote on his behalf. As entrusted by the shareholder, the shareholder's attorney may exercise the following rights: MP art. 59

(I) The right of the shareholder to speak at the shareholders'

meeting;

(II) Request by oneself or jointly with others that the decision should be made by ballot;

(III) Exercise the voting right by show of hands or by ballot, but in the event of over one shareholder's attorney, such attorney can only exercise its voting right by ballot.

Article 8.12 A shareholder should appoint its attorney in writing, with signature being given by the consignor or its agent entrusted in writing. In the event of the consignor as a legal entity, its seal shall be affixed, or the signature shall be given by a director, or duly authorized administrator or duly appointed agent. Such letter of attorney shall carry the number of stock represented by the attorney. In the event of several persons being appointed as attorneys, there shall be stated the number of stock represented by each of the attorneys. MP art. 60

Article 8.13 The letter of attorney for voting shall at latest 24 hours before the convening of the meeting related to such letter of attorney, or 24 hours prior to the designated voting time, be placed at the company's domicile or another place as designated in the notice of the meeting. Where the letter of attorney is signed by another person authorized by the consignor, the letter of attorney for such signature or other authorization document shall be notarized. The notarized letter of attorney or other authorization document shall be placed at the company's domicile or another place as designated in the notice of the meeting, along with the letter of attorney for voting. MP art. 61

Where the consignor is a legal entity, its legal representative or another person authorized through a resolution of the board of directors or other decision-making organ will attend the company's shareholders' meeting as representative.

Where the shareholder is a recognized clearing house as defined in pertinent stipulations formulated in Hong Kong from time to time (hereinafter referred to as recognized clearance house) (or its agent), then the said shareholder may authorize one or more persons, considered as being proper by it, to act as its representative at any shareholders' meeting or any category shareholders' meeting. If more than one person is so authorized, however, the letter of attorney shall state the number and type of stock that each is involved in through the said authorization. The persons so authorized may exercise rights on behalf of the recognized clearance house (or its agent), as if they were individual shareholders of the company.

Article 8.14 Any format for the letter of attorney delivered by the MP art. 62

company's Board of Directors to shareholders for the purpose of appointing shareholders' attorney, shall enable the shareholders to freely choose prompts for the shareholder's attorney to cast affirmative or negative votes, and make instructions as regards to the mattes to be voted on for each subject of the meeting. The letter of attorney shall state that, in the event of no instruction from the shareholder, the shareholder's attorney may vote according to its own wishes.

Attorneys attending the shareholders' meeting on behalf of the shareholder, shall show its status certificate, as well as the letter of attorney signed by the consignor, or the legal representative or duly appointed agent of the consignor. The letter of attorney shall specify the issue date.

Article 8.15 Where before the voting, the consignor has died, lost capacity, rescinded the appointment, or withdrawn authorization of signature for the appointment, or the related stock has been transferred, the vote cast by the shareholder's attorney according to the letter of attorney will remain effective so long as the company has not received a written notice regarding the matter before the start of the related meeting. MP art. 63

Article 8.16 Resolutions made at shareholders' meetings are divided into ordinary resolutions and extraordinary resolutions. MP art. 64

An ordinary resolution of a shareholders' meeting need adoption of over 1/2 of the voting power held by the shareholders (including shareholder's attorneys) attending the shareholders' meeting.

An extraordinary resolution of a shareholders' meeting need adoption by over 2/3 of the voting power held by the shareholders (including shareholder's attorneys) attending the shareholders' meeting.

Article 8.17 A shareholder (including shareholder's attorney) exercises its voting right with the number of voting stock represented by it, with each share having one vote. MP art. 65

Article 8.18 Unless the following persons request voting by ballot before or after voting by show of hands, the shareholders' meeting will have noting by show of hands: MP art. 66

(I) Chairman of the meeting;

(II)At least two shareholders with voting right or shareholders' attorneys with voting right;

(III)One or more shareholders (including shareholders'

attorney) holding over 10%(including 10%) of the voting stock, as calculated separately or jointly.

Unless voting by ballot is proposed, the chairman of the meeting will, based on the result of the voting by show in hands, announce the situation of proposition adoption, and record it in the minutes of the meeting as final ground, without proving the number of affirmative or negative votes or their proportion for the resolution adopted at the meeting.

The request for voting by ballot may be withdrawn by the one who has proposed it.

Article 8.19 If the matters required to be subjected to decision by ballot is election of the chairman or suspension of the meeting, then voting by ballot shall be conducted immediately. for other matters so required, the chairman will decide when the voting should be conducted, and the meeting may continue with discussions of other matters. The voting result will be considered as a resolution adopted at the meeting all the same. MP art. 67

Article 8.20 During a voting by ballot, a shareholder (including shareholder's attorney) with two or more votes need not necessarily cast affirmative or negative votes with all its voting right. MP art. 68

Article 8.21 In the event of equal affirmative and negative votes, the chairman is entitled to one more vote than has, regardless of whether the voting is by show of hands or by ballot. MP art. 69

Article 8.22 The following matters need to be adopted through an ordinary resolution of the shareholder's meeting: MP art. 70

(I) Work reports made by the Board of Directors and Board of Supervisors;

(II)Profit distribution schemes and loss compensation schemes formulated by the Board of Directors;

(III) Dismissal, remuneration and its payment method of the members of the Board of Directors and Board of Supervisors;

(IV) Company's annual budget and final account reports, balance sheet, profit statement and other financial statements;

(V) Matters other than those that should be adopted through an extraordinary resolution as specified in the laws, regulations and the article of association.

Article 8.23 The following are adopted by the shareholders' meeting MP art. 71

through an extraordinary resolution:

(I) The company's increase/decrease of stock capital as well as issue of any type of stock, certificates of subscription and other similar securities;

(II)Issue of company's bonds;

(III) Separation, merging, dissolution and clearance of the company;

(IV) Revision of the articles of association;

(V) Other matters adopted by the shareholders' meeting in an ordinary resolution that are considered to exert great influence on the company and need to be adopted through an extraordinary resolution.

Article 8.24 Shareholders that request convening of a provisional shareholders' meeting or a category shareholders' meeting, shall proceed in the following procedure: MP art.72

(I) Two or more shareholders holding a total of over 10% (including 10%) of the voting stock at the planned meeting, may sign one or more written forms of the same contents requesting the Board of Directors to convene a provisional shareholders' meeting or category shareholders' meeting, and stating the subjects of the meeting. After receiving the aforesaid request, the Board of Directors shall convene the provisional shareholders' meeting or category shareholders' meeting as soon as possible. The aforesaid number of stock is such as is effective on the date when such request was raised by the shareholders.

(II) If the Board of Directors fails to deliver a notice on the convening of the meeting in 30 days after receiving the aforesaid written request, the shareholders so requesting may convene the meeting in 4 months after the Board's receiving the said request, in a procedure as similar as possible to that for the Board's convening a shareholders' meeting.

Where the shareholders convene and hold the meeting by themselves due to the Board's failure to convene the meeting at the previous request, the rational expenses occurring therefrom shall be born by the company, and be deducted from the withheld sum for directors with misconduct in office.

Article 8.25 Shareholders' meetings are convened and chaired by the Board of Directors. Where the chairman of the board fails to attend the meeting due to some reasons, the meeting shall be MP art.73

convened and chaired by the vice chairman of the board. Where neither of them can attend the meeting, the Board of Directors may assign a director of the company to convene and chair the meeting on their behalf. Where the chairman of the meeting is not designated, the shareholders attending the meeting may elect one as such. If shareholders are unable to elect the chairman for any reason, the attending shareholder (including shareholder's attorney) holding the greatest number of voting stock will chair the meeting.

Article 8.26 The chairman of the meeting decides whether a resolution of the shareholders' meeting has bee adopted or not, with such decision being final, and shall announce it and enter it in the minutes of the meeting. MP art.74

Article 8.27 If the chairman of the meeting has any doubt to the resolution result submitted for voting, he may count the votes cast. Where the chairman of the meeting fails to count the votes, and shareholders or shareholder's attorneys have objections to the result announced by the chairman of the meeting, they are entitled to request counting of the votes immediately after such announcement, and the chairman of the meeting shall conduct such counting at once. MP art.75

Article 8.28 If the votes are counted at a shareholders' meeting, the result of such counting shall be recorded in the minutes of the meeting. MP art.76

The shareholder's meeting shall keep the minutes of the meeting on the decisions on the matters discussed, which shall be signed by the directors present. The minutes of the meeting, along with the book of signature of attending shareholders and the letters of attorneys attending the meeting, shall be kept at the domicile of the company.

Article 8.29 Shareholders may consult photocopies of the minutes of meetings free of charge during the business hours of the company. In the event of any shareholder asking for photocopies of such minutes, the company shall deliver the photocopies in 7 days after receiving a rational expenses. MP art.77

Article 8.30 If, according to the securities listing regulation of United Stock Exchange of Hong Kong, no shareholder can vote on any particular draft resolution or as restrained by it, can only cast affirmative or negative votes on any particular draft resolution, any voting conducted by such shareholders or on behalf of them in violation of such regulation or restraints will not be taken in the calculation. App 3 14

Chapter IX Special procedure

for voting by category shareholders

Article 9.1 Shareholders holding different categories of stock are category shareholders. MP art.78

According to the laws, regulations and the articles of association, category shareholders enjoy rights and assume duties.

Article 9.2 If the company intends to revise or cancel the rights of category shareholders, they are subject to adoption by the shareholders' meeting through a special resolution as well as adoption by affected shareholders at shareholders' meetings held respectively as per Clauses 9.4-9.8. MP art.79

Article 9.3 Following cases shall be deemed as the right to revise or cancel a category shareholder: MP art.80

(I) The number of the category stock in question is increased or decreased, or the number of a category stock having the equal or more voting right, distribution right and other privileges as compared with the category stock in question is increased or decreased;

(II) All or part of the category stock in question is converted to other category, or all or part of another category stock is converted to the category stock in question or such conversion right is granted;

(III) The right of the category stock in question to obtain the created dividends or accumulated dividends is canceled or reduced;

(IV) The right of the category stock in question to obtain dividends with priority or obtain distributed properties in the company's clearance with priority is reduced or canceled;

(V) The stock conversion right, option right, voting right, transfer right, preferential placement right and the right to obtain company's securities of the category stock in question are increase, canceled or reduced;

(VI) The right of the category stock in question to collect company's payable sums in a particular currency is canceled or reduced;

(VII) A new category is set up that has equal or more voting right, distribution right or other privileges as compared with the category stock in question;

(VIII) Transfer or ownership of the category stock in question is restrained, or such restraint is increased;

(IX) The subscription right or the right for stock conversion are issued for the category stock in question or another category;

(X) Rights and privileges of other categories of stock are increased;

(XI) Company's reorganization scheme will cause non-proportional assumption of responsibility among different categories of shareholders in the reorganization;

(XII) Terms of this chapter is revised or cancelled.

Article 9.4 Affected category shareholders, regardless of whether they have the voting right at shareholders' meetings, have the voting right on category shareholders' meetings as far as matters in Clauses 9.3 (II) – (VIII) and (XI) – (XII) are concerned, but shareholders having related interests do not have the voting right at category shareholders' meetings. MP art.81

The shareholder having related interests as mentioned in the preceding clause refers to the following:

(I) Under the condition that the company, according to the regulation in Article 4.4 of the articles of association, sends a repurchase offer at the same proportion to all the shareholders, or repurchases its own stock in an open transaction form at the securities exchange, the shareholder having related interests refers to the controlling shareholder as defined in Article 7.6 of the articles of association;

(II) Under the condition that the company purchases its own stock through an agreement at other places than securities exchanges according to Article 4.4 of the articles of association, the shareholder having related interests refers to the shareholder related to the said agreement;

(III) In the reorganization scheme of the company, the shareholder having related interests refers to the shareholder assuming responsibilities at a proportion lower than those of other shareholders of the category, or the shareholder holding different interests from those of other shareholders of the category.

Article 9.5 Resolutions of a category shareholders' meeting can only be made after they are passed through voting by over 2/3 of the voting stock of the shareholders attending the category MP art.82

shareholders' meeting according to Article 9.4;

Article 9.6 To convene a category shareholders' meeting, the company shall deliver a written notice 45 days before the convening of the meeting to inform all the shareholders of the category stock on record of the matters to be examined at the meeting as well as the date and location of the meeting. Shareholders intending to attend the meeting shall serve their written response on such attendance to the company 20 days prior to the convening of the meeting. MP art.83

Where the number of voting stock at the meeting represented by the shareholders intending to attend the meeting reaches over 1/2 of the total number of that category stock having voting right at the meeting, the company may convene a category shareholders' meeting. Otherwise, the company shall in 5 days inform the shareholders again through a declaration of the matters to be examined at the meeting as well as the date and location of the meeting. After such public declaration, the company may convene a category shareholders' meeting.

Article 9.7 Notices on a category shareholders' meeting need only to be delivered to those shareholders that have the voting right at the meeting. MP art.84

The category shareholders' meeting shall be held in a procedure as similar as possible to that of the shareholders' meeting. The clauses in the articles of association regarding the procedure for holding a shareholders' meeting are applicable to category shareholders' meetings.

Article 9.8 Except for other category stock shareholders, shareholders of domestic capital stock and shareholders of overseas listed foreign capital stock are deemed as shareholders of different categories; MP art.85 A13D (1)(f)

The special procedure for the voting of category shareholders does not apply to the following cases:

(I) As approved by a special resolution of the shareholders' meeting, the company issues domestic capital stock and overseas listed foreign capital stock separately or at the same time every 12 months, and neither of the numbers of the planned domestic capital stock and overseas listed foreign capital stock does not exceed the issued stock of the category by 20%; A13D (1) (f)(i)

(II) The plans for issue of the domestic capital stock and overseas listed foreign capital stock made at the time of establishment of the company is fulfilled in 15 months after A13D (1) (f)(ii)

the date of approval by China Securities Regulatory Commission.

Chapter X Board of Directors

Article 10.1 The Board of Directors of the company shall be established to be responsible and report its work to the shareholders' meeting. The Board of Directors is composed of 10 directors, including at least 2 as executive directors in charge of routine matters as assigned by the company, with the rest being non executive directors who do not handle routine matters. The Board of Directors has a chairman. MP art.86

Article 10.2 Directors are elected by the shareholders' meeting, and have a term of 3 years, starting from the date of effectiveness of the election. Upon termination of their term, they are eligible for re-election and re-assignment. MP art.87

Directors selected in addition or by-elected at a shareholders' meeting have their terms from the date of effectiveness of such election to the termination of the term of the session of the Board.

Intentions regarding nomination of director candidates as well as candidates' written notices indicating their willingness to accept such nomination, shall be delivered to the company after the company's delivery of the notice on the shareholders' meeting for selecting the director and not later than 7 days prior to the convening of the shareholders' meeting, and the notice period shall not be less than 7 days. App3 4 (4) 4(5)

Under the condition that pertinent laws and regulations are followed, the shareholders' meeting may dismiss any director before termination of his term in the form of an ordinary resolution (but indemnity requests that can be made on the base of any contract are not affected). App3 4 (3)

The chairman of the Board is elected and dismissed by over half of the directors, and has term of 3 years, starting from the date of election. He is eligible for re-election and re-assignment.

Directors need not to hold the company's stock.

Article 10.3 The Board of Directors is responsible to the shareholders' meeting and performs the following functions: MP art.88

(I) Convene shareholders' meetings, and report its work to Shareholders' meetings;

(II) Implement resolutions adopted by shareholders' meetings;

(III) Decide upon company's business plans and investment schemes;

(IV) Formulate company's annual financial budget schemes and final account schemes;

(V) Formulate company's profit distribution schemes (including schemes for distribution of year-end dividends) and loss compensation schemes;

(VI) Formulate company's schemes for increase/ decrease of its registered capital as well as schemes for issue of company's bonds;

(VII) Formulate company's schemes for merging, separation and dissolution;

(VIII) Decide on setup of company's internal organization;

(IX) Appoint or dismiss company's general manager, according to his nomination, appoint or dismiss company's deputy manager(s) and financial supervisor, and decide upon their remuneration;

(X) Formulate company's basic management regulations;

(XI) Formulate a revision scheme for the articles of association;

(XII) Under the condition that pertinent state's stipulations are followed, decide upon company's wage scale and matters regarding welfare and awards;

(XIII) Decide upon other major businesses and administrative matters that are not required in the articles of association to be determined by the shareholders' meeting;

(XIV) Formulate company's major purchase or sales schemes;

(XV) Other functions as assigned by the shareholders' meeting and the articles of association of the company.

Except that Items (VI), (VII) and (XI) are subject to consent of over 2/3 directors by voting, resolutions of the Board of Directors regarding the matters mentioned in the preceding clause need consent of over 1/2 of the directors by voting.

Article 10.4 In the event of the Board of Directors disposing of fixed MP art.89

assets, if the sum of the anticipated value of the fixed assets to be disposed of, and the value obtained from the fixed assets disposed of in the 4 months before the suggested disposal, exceeds 33% of the value of the fixed assets indicated in last balance sheet examined by the shareholders' meeting, then the Board of Directors shall not dispose of or give consent to disposal of the said fixed assets without approval from the shareholders' meeting.

The disposal of fixed assets as referred to in this article, includes actions of transferring capital benefits, but not include the action of providing guarantee with fixed assets.

The effectiveness of the transaction of company's disposal of fixed assets will not be affected by violation of Clause 1 of this article.

Article 10.5 The chairman of the Board of Directors performs the following functions: MP art.90

(I) Preside over shareholders' meetings and convene and preside over meetings of the Board of Directors;

(II) Inspect implementation of resolutions of the Board of Directors;

(III) Sign securities issued by the company;

(IV) Other functions as authorized by the Board of Directors.

When the chairman can not perform his functions, he may assign the vice chairman to perform the functions on his behalf.

Article 10.6 The Board of Directors shall hold at least two meetings every year, which shall be convened by the chairman. All the directors shall be informed thereof 10 days prior to the convening of the meeting. In the event of emergent matters, a provisional meeting of the Board of Directors may be held at the proposition of over 1/3 (including 1/3) of the directors or the general manager. MP art.91

Article 10.7 The time and location of the meetings of the Board of Directors may be determined by the Board in advance, and is recorded in the minutes of the meeting. If the minutes of the meeting is delivered to all the directors at least 10 days before the convening of the next Board meeting, then no separate notice on the meeting need to be delivered to the directors. MP art.92

If the Board of Directors has not determined the time and

location of the Board meeting in advance, the chairman or the secretary to the Board shall at least 5 days (but not more than 10 days) in advance inform all the directors of the time and location of the Board meeting via fax, telegram, fax, express mail, registered mail or in person.

If a director has attended the meeting, and has not raised any question about having not received meeting notice before or at the beginning of the meeting, the meeting notice shall be deemed as having been delivered to him.

Board meetings may be held in the form of telephone conference or by means of similar communication equipment. As long as participating directors can clearly hear what other directors say and can communicate with each other at such meetings, all participating directors should be deemed as having attended the meetings personally.

Article 10.8 Board meetings can only be held when over 1/2 directors can attend. MP art. 93

Each director has one vote. All resolutions of the Board of Directors shall need adoption of over 1/2 of all the directors.

In the event of equal pros and cons, the chairman has the right to cast one more vote.

Article 10.9 Directors should attend board meetings personally. If a director is not able to attend for some reasons, he may entrust another director in writing to attend on his behalf, and the letter of attorney should state the scope of authorization. MP art. 94

A director attending a Board meeting in proxy should exercise the right of a director in the scope of authorization. If a director fails to attend a Board meeting and to entrust his delegate to attend, he shall be deemed as having abandoned his vote at the meeting in question.

Article 10.10 The Board of Directors shall keep a minute on the decisions made with regards to the matters discussed at the meeting, which shall be signed by the attending directors and the protocol keeper. The directors shall assume responsibilities for the resolutions of the Board of Directors. Where Board resolutions violate the laws, regulations or the articles of association, thus causing serious losses to the company, the directors involved in such resolutions will assume the responsibility of indemnity for the company. However, the director can be exempted from such responsibilities if it is proved that he has raised his objections during the voting and that is recorded in the minutes of the meeting. MP art. 95

Article 10.11 The Board of Directors may adopt a draft resolution in place of a Board meeting, but such draft resolution shall be delivered to each director by messenger, by post or by fax. If the related draft resolution has been delivered to all the directors, the number of directors that have signed on one or more drafts of the same format and contents to express their consent reaches the quorum required for the decisions, and the signed draft has been sent to the secretary to the Board in the above mentioned forms, then the said draft will become a resolution of the Board of Directors without a Board meeting being convened.

Article 10.12 When a matter in a Board resolution has related interests with a director or any of his contact persons (as defined in the securities listing regulation of United Stock Exchange of Hong Kong), the director shall evade and has no voting right. The director will not be included in the quorum when the number of attending directors is counted. App 3 4(1)

Chapter XI Secretary to the Board of Directors of the company

Article 11.1 The company has a secretary to the Board of Directors, who a senior management person. MP art. 96

Article 11.2 The secretary to the Board of Directors of the company should be a natural person having mandatory professional knowledge and experience and is appointed by the Board. His main functions are as follows: MP art. 97

(I) Ensure that the company should have complete organizational files and records;

(II) Ensure that the company should prepare and submit reports and documents according to the law as may be required by the authorities;

(III) Ensure that the register of shareholders of the company should be set up properly, and ensure that those entitled to obtain related records and documents of the company should obtain them in due time.

Article 11.3 A director of the company or other senior management person may serve as secretary to the Board of Directors of the company concurrently. An accountant from the accounting firm as appointed by the company shall not be appointed secretary to the Board of Directors of the company concurrently. MP art. 98

When a director serves as secretary to the Board of Directors of the company concurrently, an action that should be made by a director and the secretary to the Board of Directors of the company respectively, then it shall not be made by the concurrent director and secretary to the Board in his dual status.

Chapter XII General manager and deputy general managers of the company

Article 12.1 The company has one general manager and several deputy general managers, who are appointed or dismissed by the Board of Directors. The deputy general managers assist the general manager in his work. MP art. 99

Article 12.2 The general manager of the company is responsible to the Board of Directors, and performs the following functions: MP art. 100

(I) Preside over management of company's production and operation, and organize implementation of resolutions of the Board of Directors;

(II) Organize implementation of company's annual business plans and investment schemes;

(III) Formulate schemes for the setup of company's internal management organization;

(IV) Formulate company's basic management regulation;

(V) Formulate company's basic rules;

(VI) Make proposals regarding appointment or dismissal of deputy general managers and financial supervisor of the company;

(VII) Appoint or dismiss management personnel other than those that should be appointed or dismissed by the Board of Directors;

(VIII) Other functions as authorized by the articles of association and the Board of Directors.

Article 12.3 The general manager of the company attends meetings of the Board of Directors without voting right. Managers not as directors have no voting right at a meeting of the Board of Directors. MP art. 101

Article 12.4 In performing his functions, the general manager of the company shall carry out the duty for honesty and diligence MP art. 102

according to the laws, regulations and the articles of association.

Chapter XIII Board of Supervisors

Article 13.1 The Board of Supervisors is established in the company. MP art. 103

Article 13.2 The Board of Supervisors is composed of 6 persons, including one as chairman of the Board of Supervisors. His appointment and dismissal is subject to adoption by over 2/3 of the supervisors by voting. They have a term of 3 years, and are eligible for re-election and re-assignment. MP art. 104 A13D (1)(d)(i)

Article 13.3 The Board of Supervisors is composed of 3 shareholders' representatives, one employees' representative and 2 independent supervisors. Shareholders' representatives and independent supervisors are elected and dismissed by the shareholders' meeting, while the employees' representative is elected and dismissed by the employees of the company in a democratic way. MP art. 105

Supervisors elected in addition or by-elected by the shareholders' meeting or the company's employees, have their term starting from the date of effectiveness of election and ending on the termination of the term of the session of the Board of Supervisors.

Article 13.4 Company's directors, managers and financial supervisor can not serve as supervisor at the same time. MP art. 106

Article 13.5 The Board of Supervisors shall hold at least two meetings every year, and they are convened by the chairman of the Board of Supervisors. MP art. 107

Article 13.6 The Board of Supervisors is responsible for the shareholders' Meeting, and performs the following functions according to the law: MP art. 108

(I) Inspect finance of the company;

(II) Supervise over such actions of company's directors, general manager, deputy general managers and other senior management personnel as violate the laws, regulations or the articles of association in performing functions for the company;

(III) When actions of company's directors, general manager, deputy general managers and other senior management personnel imperil company's interests, require the above

mentioned persons to take corrective actions;

(IV) Check financial documents such as financial report, operational report and profit distribution scheme to be submitted by the Board of Directors to the shareholders' meeting. In the event of doubts, it may in the name of the company entrust a certified public account or public auditor to help with the recheck;

(V) Make a proposition to convene a provisional shareholders' meeting;

(VI) Deal with directors or file a lawsuit against them on behalf of the company;

(VII) Other functions as specified in the articles of association.

Supervisors attend meetings of the Board of Directors without voting right.

Article 13.7 A supervisors' meeting can only be held when it is attended by all the supervisors. If a provisional supervisors' meeting has to be held in special circumstances, but some supervisors can not attend it, then the quorum for the meeting may be reduced to 3/5 of the total number of supervisors. MP art.109 A13D (1)(d)(ii)

Resolutions of the Board of Supervisors are subject to adoption of over 2/3 of the supervisors by voting.

Article 13.8 Reasonable expenses occurring from appointment of lawyers, accounting firm, public auditors and other professionals in its performance of functions, shall be born by the company. MP art.110

Article 13.9 The supervisors shall honestly perform their supervision functions according to the laws, regulations and the articles of association. MP art.111

Chapter XIV Qualification and duties of company's directors, supervisors, general managers, deputy general managers and other senior management persons

Article 14.1 One may not serve as company's director, supervisor, general manager, deputy general manager or other senior management person in any of the following cases: MP art.112

(I) With civil incompetence or limited civil competence;

(II) Not over 5 years have elapsed since termination of the execution period for a penalty imposed on account of a crime of corruption, bribery, encroachment of property,

embezzlement of property or the crime of undermining social economic order, or not over 5 years have elapsed since termination of the execution period for deprivation of political rights on account of commitment of a crime;

(III) Not over 3 years have elapsed since termination of clearance due to bankruptcy of a company or enterprise on account of poor management where the one has served as a director or factory director/manager and has been held personally responsible for the bankruptcy of such company/enterprise;

(IV) Not over 3 years have elapsed since the date of cancellation of the business license of a company or enterprise on account of breach of law where the one has served as legal representative and has been held personally responsible;

(V) A relatively large amount of personal debt is overdue;

(VI) Be investigated by the judicial organ after case-filing on account of breach of criminal law, pending conclusion of the case;

(VII) Not in a position to serve an enterprise director as specified in the laws and regulations;

(VIII) Not a natural person;

(IX) Not over 5 years have elapsed since the date of award on violation of related securities regulation and involvement in fraudulent or dishonest actions as rendered by the competent organ.

Article 14.2 Effectiveness of actions conducted by company's directors, managers or other senior management personnel on behalf of the company toward bona fide third party, will not be affected by any of their irregular actions with respect to their assumption of duty, election or qualification. MP art.113

Article 14.3 In addition to the duties required in the laws, regulations or the listing regulation of the securities exchange listing the company's stock, in exercising the powers as granted by the company, company's directors, supervisors, general manager, deputy general managers and other senior management personnel shall assume the following duties to each shareholder: MP art.114

(I) Shall not have the company exceed the business scope as specified in its business license;

(II) Shall behave honestly from the starting point of the maximal interests of the company;

(III) Shall not deprive the company of its property in any manner, including (but not limited to) such chances as are favorable to the company;

(IV) Shall not deprive the shareholders of their individual rights and benefits, including (but not limited to) distribution right and voting right, but excluding company reorganization as submitted to and adopted by the shareholders' meeting according to the articles of association.

Article 14.4 Company's directors, supervisors, general manager, deputy general managers and other senior management personnel are all obliged to do what they should, in exercising their rights or performing their duties, with such prudence, diligence and skill as a rational and prudent person ought to have in similar circumstances. MP art.115

Article 14.5 In performing their functions, company's directors, supervisors, general manager, deputy general managers and other senior management personnel shall follow the principle of good faith, and shall not put themselves in a position that may possibly conflict with their own interests or the duties assumed. This principle includes (but not limited to) performance of the following duties: MP art.116

(I) Behave honestly from the starting point of the maximal interests of the company;

(II) Exercise rights in the scope of his functions, and do not go beyond one authority;

(III) Exercise the right of discretionary settlement in person and be not manipulated by others;

Shall not transfer the right for discretionary settlement to others unless permitted by the laws or regulations, or agreed upon by the shareholder's meeting when knowing the facts;

(IV) Treat shareholders of the same category equally and shareholders of different categories impartially;

(V) Shall not conclude a contract or make transactions or arrangements with the company, unless otherwise specified in the articles of association or otherwise approved by the shareholders' meeting when knowing the facts;

(VI) Shall not seek one's own benefits by using company's

property in any form, without the consent from the shareholders' meeting when knowing the facts;

(VII) Shall not accept bribe or other illegal income by taking advantage of one's position, or embezzle upon company's property in any form, including (but not limited to) such chances as are favorable to the company;

(VIII)Shall not accept commissions related to company's transactions, without the consent from the shareholders' meeting when knowing the facts;

(IX) Follow the articles of association, perform the functions honestly and maintain company's interests. Shall not seek private benefits by taking advantage of one's position and power in the company;

(X) Shall not compete with the company in any manner without the consent of the shareholders' meeting when knowing the facts;

(XI) Shall not embezzle on company's capital or lend company's fund to others, shall not open an account and deposit company's assets in one's own name or other names, and shall not provide guarantee with company's assets for personal liabilities of the company's shareholders or other individuals;

(XII) Without the consent from the shareholders' meeting when knowing the facts, shall not disclose confidential information concerning the company obtained during the tenure of office, or use such information unless it serves the purpose of the company's interests. However, such information may be disclosed to the court or other competent government departments in the following cases:

1. When so prescribed by the law;

2. When so required for public interests;

3. When so required for the interests of the director, supervisor, general manager, deputy general manager or other senior management personnel.

Article 14.6 The company's directors, supervisors, general manager, deputy general managers and other senior management personnel shall not instruct following persons or organizations (related persons) to do what the directors, supervisors, general manager, deputy general managers and other senior management personnel are not in a position to do: MP art.117

(I) Spouses or minor children of the company's directors, supervisors, general manager, deputy general managers and other senior management personnel;

(II) Trustors of the company's directors, supervisors, general manager, deputy general managers and other senior management personnel, or the persons as mentioned in Item (I) of this article;

(III) Partners of the company's directors, supervisors, general manager, deputy general managers and other senior management personnel, or the persons as mentioned in Items (I) and (II) of this article;

(IV) A company under de facto exclusive control of the company's directors, supervisors, general manager, deputy general managers and other senior management personnel, or a company under de facto common control of the persons as mentioned in Items (I), (II) and (III) of this article or the company's other directors, supervisors, general manager, deputy general managers and other senior management personnel;

(V) Directors, supervisors, general manager, deputy general managers and other senior management personnel of the controlled company as mentioned in Item (IV) of this article.

Article 14.7 The good faith duties of the company's directors, supervisors, general manager, deputy general managers and other senior management personnel will not necessarily terminate with termination of their tenure of office. Instead, their duty to keep the company's commercial secrets will remain valid upon termination of their tenure of office. The duration of other duties shall be determined in the principle of fairness, depending on the length of time between the occurrence of the event and termination of the tenure, as well as under which conditions their relationship with the company ended. MP art.118

Article 14.8 The liability assumed by the company's directors, supervisors, general manager, deputy general managers and other senior management personnel on account of breach of a certain duty, may be released by the shareholders' meeting when knowing the facts, with the exception of what is specified in Article 7.5 of the articles of association. MP art.119

Article 14.9 Where the company's directors, supervisors, general manager, deputy general managers and other senior management personnel have major related interests directly or indirectly with the company's concluded or planned contracts, MP art.120

transactions and arrangements (with the exception of appointment contracts of directors, supervisors, general manager, deputy general managers and other senior management personnel), they shall disclose the nature and extent of such related interests to the Board of Directors as soon as possible, regardless of whether the related matters need approval by the Board in normal conditions.

Unless the company's director, supervisor, general manager, deputy general manager and other senior management personnel having related interests have made disclosure to the Board of Directors as required in the preceding clause of this article, and the Board of Directors approves the matter at a meeting without his inclusion in the quorum and without his participation in the voting, the company is entitled to cancel such contract, transaction or arrangement, except that the other party is a bona fide party that does not know the facts about breach of duties on the part of related directors, supervisors, general manager, deputy general managers and other senior management personnel.

Where a person related to the company's directors, supervisors, general manager, deputy general managers and other senior management personnel has related interests in a certain contract, transaction or arrangement, the related directors, supervisors, general manager, deputy general managers and other senior management personnel shall also be deemed as having related interests.

Article 14.10 If the company's director, supervisor, general manager, deputy general manager or other senior management personnel, before the company's first consideration of concluding the relevant contract, transaction or arrangement, has sent a written notice to the Board of Directors, declaring that in view of the content of the notice, the contract, transaction or arrangement to be concluded by the company will have related interests with him, then in the scope stated in the notice, the related director, supervisor, general manager, deputy general manager or other senior management personnel shall be deemed as having make such disclosure as is specified in the preceding article of this chapter. MP art.121

Article 14.11 The company shall not pay taxes in any manner for its directors, supervisors, general manager, deputy general managers and other senior management personnel. MP art.122

Article 14.12 The company shall not provide loans or security for loan directly or indirectly to the directors, supervisors, general managers, deputy general managers and other senior management personnel of the company and its parent MP art.123

company, or provide loans or security for loan to the related persons of the above mentioned people.

The preceding clause does not apply to the following cases:

(I)The company provides loan or security for loan to its subsidiary companies;

(II)According to the appointment contracts approved by the shareholders' meeting, the company provide loans, security for loan or other sum to the company's directors, supervisors, general manager, deputy general managers and other senior management personnel in order that they may make payments for the purpose of the company or pay the expenses occurring on account of their performance of the duties in the company.

(III) If the company's normal business scope includes provision of loan and security for loan, the company may provide loans and security for loan to relevant directors, supervisors, general manager, deputy general managers and other senior management personnel as well as related personnel, provided that the conditions for such provision shall be normal commercial conditions.

Article 14.13 Where the company provides loans in violation of the regulation in the preceding clause, the receiver of the sum shall repay it immediately, regardless of the conditions for such loans. MP art.124

Article 4.14 The company shall not be forced to implement such loan security as is provided by it in violation of the regulation in Clause 1 of Article 14.12, except for the following cases: MP art.125

(I) When loans are provided to related persons of the directors, supervisors, general managers, deputy general managers and other senior management personnel of the company or its parent company, without the loan provider knowing the facts;

(II) Where the hypothecated goods provided by the company have been sold by the loan provider to a bona fide purchaser according to the law.

Article 14.15 The security as mentioned in the preceding clauses of this chapter includes such acts as the guarantor assumes the duty or provides properties to guarantee that the obligor should perform its duties. MP art.126

Article 14.16 When the company's directors, supervisors, general manager, deputy general managers and other senior management personnel breach their duties to the company, in addition to the MP art.127

rights and remedies according to the laws and regulations, the company is entitled to adopt the following measures:

(I) Require related directors, supervisors, general manager, deputy general managers and other senior management personnel to compensate for the losses caused to the company on account of their neglect of duties;

(II) Cancel any contracts or transactions concluded between the company and related directors, supervisors, general manager, deputy general managers and other senior management personnel, and contracts or transactions concluded between the company and a third person (when the third person knows or ought to know about breach of duties to the company on the part of the directors, supervisors, general manager, deputy general managers and other senior management personnel who represent the company);

(III) Require related directors, supervisors, general manager, deputy general managers and other senior management personnel to hand over the benefits obtained through breach of duties;

(IV) Recover such sums as ought to have been received by the company but have been received by related directors, supervisors, general manager, deputy general managers and other senior management personnel, including (but not limited to) commissions;

(V)Require related directors, supervisors, general manager, deputy general managers and other senior management personnel to return the interest that is gained or may have been gained on such sums as ought to have been handed over to the company.

Article 14.17 The company shall conclude written contracts on remuneration matters with the company's directors and supervisors, being subject to prior approval by the shareholders' meeting. The aforesaid remuneration matters include: MP art.128

(I) Remuneration as the company's directors, supervisors or senior management personnel;

(II) Remuneration as directors, supervisors or senior management personnel of a subsidiary of the company;

(III) Remuneration for other services provided to the management of the company and its subsidiaries;

(IV) The sum for compensation of the lost position or for retirement of the director or supervisor.

Except as specified in the aforesaid contracts, directors or supervisors shall not file lawsuits against the company for the interests that they are entitled to on account of the aforesaid matters.

Article 14.18 The contracts on remuneration matters as concluded between the company and its directors and supervisors shall specify that, when the company is to be purchased, with prior approval by the shareholders' meeting, the company's directors and supervisors are entitled to get compensation or other sums for their lost position or retirement. MP art.129

The company's being purchased as mentioned in the preceding clause refers to one of the following cases:

(I) Anyone makes a purchase offer to all the shareholders;

(II) Anyone makes a purchase offer with a view to making the offeror the controlling shareholder, which is so defined as in Clause 7.6 of the articles of association.

If the related director or supervisor fails to follow the regulation in this article, any sum so received shall be owned by those who sell their stock by accepting the aforesaid offer, and the director or supervisor shall bear the expenses occurring from proportionate distribution of such sums, which may not be deducted from such sums.

Chapter XV Accounting regulation and profit distribution

Article 15.1 The company formulates its accounting regulations according to the laws, regulations, and the Chinese accounting code as stipulated by the competent financial department of the State Council. MP art.130

Article 15.2 The company shall, upon termination of each accounting year, prepare its financial report, subject to examination according to the law. MP art.131

The company adopts the calendar year as the accounting year, starting on January 1 and ending on December 31 of each calendar year. The company adopts RMB as the bookkeeping base currency.

Article 15.3 The Board of Directors of the company shall, at each annual meeting of shareholders, present to the shareholders a MP art.132

financial report prepared by the company as specified by relevant laws, regulations, as well as regulatory documents promulgated by local government and competent departments.

Article 15.4 The financial report of the company shall be placed at the company for the shareholders to consult, 20 days before the convening of the annual meeting of shareholders. Each shareholder of the company is entitled to obtain the financial report as stated in this chapter. MP art.133

The company shall send to each shareholder of overseas listed foreign capital stock the photocopies of the financial report, together with the balance sheet (including such documents as shall be attached according to Chinese laws and regulations) and profit and loss statement or income and expenditure statement (including the aforesaid report) via postage paid mail. The financial report shall be delivered in person or mailed to each shareholder at latest 21 days before the annual meeting of shareholders at the addresses as recorded in the register of shareholders. App3 5

Article 15.5 The company's financial reports shall be formulated in accordance with Chinese accounting code and laws and regulations, as well as international accounting code or that of the overseas listing location. In the event of major discrepancies between the financial reports formulated according to the two accounting codes, they shall be stated in the remarks of such report. Company's distribution of its after-tax profits of the relevant accounting year shall be based on the two aforesaid financial reports, whichever has the lower after-tax profit. MP art.134

Article 15.6 The interim performance or financial data published or disclosed by the company shall be formulated according to Chinese accounting code and regulations, as well as in line with international accounting code or that of the overseas listing location. MP art.135

Article 15.7 For each accounting year, the company shall publish two financial reports, namely, the interim financial report in 60 days after the end of the first 6 months of an accounting year, and the annual financial report in 120 days after end of the accounting year. MP art.136

Article 15.8 The company shall not establish other accounting books than those specified by the laws. MP art.137

Article 15.9 After completion of its interim accounting report and annual accounting report, the company shall handle the procedure and make them public according to the laws and regulations of

China regarding securities, as well as the regulations of the location of the securities exchange listing the company's stock.

Article 15.10 The profits after the company's paying relevant taxes are distributed in the following sequence:

(I) Compensation of losses;

(II)Withdrawal of legal public reserve fund;

(III) Withdrawal of legal public welfare fund;

(IV) Withdrawal of free public reserve fund;

(V) Payment of dividends of ordinary shares.

The specific distribution proportions of Items (IV) and (V) of this article, are determined by the Board of Directors depending on its operational conditions and development need, and is subject to examination and approval by the shareholders' meeting.

Article 15.11 The company shall not distribute dividends before the losses are compensated for, and the legal public reserve fund and legal public welfare fund are withdrawn.

Article 15.12 The company shall withdraw 10% of its after-tax profit as the legal public reserve fund. When the accumulated amount of the legal public reserve fund reaches 50% of the registered capital, it shall not be withdrawn any more.

Article 15.13 The company shall withdraw 5-10% of its after-tax profit as its legal public welfare fund.

Article 15.14 The free public reserve fund is withdrawn separately from the company's profit according to the resolution adopted by the shareholders' meeting after the legal public reserve fund and the legal public welfare fund are withdrawn.

Article 15.15 The capital surplus includes the following sums: MP art.138

(I) Premium gained from stock issued in excess of the face value;

(II)Other incomes that should be listed in the capital surplus as specified by financial competent departments of the State Council.

Article 15.16 The company's public reserve fund is limited to the following

usage:

(I) Compensation of losses;

(II) Expansion of the company's production and operation;

(III) Conversion to additional stock capital. According to a resolution of the shareholders' meeting and based on relevant regulations, the company may convert the capital surplus and public reserve fund of the convertible capital to capital. But, for the conversion of the legal public reserve fund to capital, the amount remaining in that public reserve fund shall not be less than 25% of the registered capital of the company.

Article 15.17 The legal public welfare fund withdrawn by the company is used for the collective welfare of the employees of the company.

Article 15.18 Under the restraints of Clauses 15.10, 15.11, 15.12 and 15. 13 of the articles of association, annual dividends will be distributed according to the share-holding proportions of the shareholders in 6 months after the end of the accounting year.

Article 15.19 The company may distribute the dividends in the following forms: MP art.139

(I) Cash;

(II) Shares.

Article 15.20 In distributing dividends to its shareholders, the company shall, as specified in the Chinese tax law, withhold the payable taxes of the shareholders for their dividend income.

Article 15.21 As authorized by the shareholders' meeting, the Board of Directors may decide upon the scheme of distribution of interim or special dividends of the company.

Article 15.22 The company shall appoint receiving agents for shareholders holding overseas listed foreign capital stock. The receiving agent shall, on behalf of the related shareholders, receive dividends distributed by the company for overseas listed foreign capital stock as well as other payable sums. MP art.140

The receiving agents appointed by the company shall meet the requirements of the laws or the securities exchange of the location of the listing.

The receiving agents appointed by the company for the shareholders of its overseas listed foreign capital stock listed A13D(1)(c)

by the United Stock Exchange of Hong Kong, shall be trust companies as registered in accordance with the "Stipulations for trustees" of Hong Kong.

Chapter XVI Appointment of accounting firm

Article 16.1 The company shall appoint independent accounting firm conforming with relevant regulations of the state to audit company's annual financial reports and to examine company's other financial reports. MP art.141

The first accounting firm of the company may be appointed by the meeting of inauguration before the first annual meeting of shareholders, and its term of office will be terminated by the end of the first annual meeting of shareholders.

When the meeting of inauguration does not perform the function specified in the preceding clause, it is performed by the Board of Directors.

Article 16.2 The period of appointment for the accounting firm appointed by the company starts at the end of the current annual meeting of shareholders and terminates at the end of the next annual meeting of shareholders. MP art.142

Article 16.3 The accounting firm appointed by the company has the following rights: MP art.143

(I) Consult company's accounting books, records or vouchers at any time, and has the right to request company's directors, managers or other senior management personnel to provide relevant information and explanation;

(II)Request the company to adopt all rational measures to obtain from its subsidiaries such information and explanation as needed for the accounting firm to perform its functions;

(III)Attend shareholder's meetings, obtain any meeting notice or other information about the meeting that any shareholder is entitled to, and speak at any shareholders' meeting on matters concerning it as the accounting firm of the company.

Article 16.4 In the event of a vacant position of the accounting firm, the Board of Directors may, prior to a shareholders' meeting, appoint an accounting firm to fill in the vacancy. But when the vacancy continues, if the company has other accounting firms in appointment, such firms may continue to perform their functions. MP art.144

Article 16.5 Regardless of the terms and conditions in the contract MP art.145

concluded between the accounting firm and the company, the shareholders' meeting may, before termination of the term of any accounting firm, dismiss it through an ordinary resolution. If the related accounting firm has the right to demand a reimbursement from the company on account of its dismissal, such right will not be affected thereby.

Article 16.6 Remuneration of the accounting firm or the method of its determination is decided upon by the shareholders' meeting. Remuneration of an accounting firm appointed by the Board of Directors is determined by the Board of Directors. MP art.146

Article 16.7 Company's appointment, dismissal or no renewal of appointment of the accounting firm is decided upon by the shareholders' meeting, and shall be submitted to the securities administration in the State Council for record purpose MP art.147

Article 16.8 When the shareholder's meeting intends to adopt a resolution to appoint an accounting firm not in appointment to fill in any vacancy of the position of the accounting firm, or renew the appointment of an accounting firm appointed by the Board of Directors to fill in the vacancy, or dismiss an accounting firm prior to termination of its term, the following regulations shall be conformed with: A13D (1)(e)(i)

(I) Before the shareholders' meeting notice is delivered, the proposition about the appoint or dismissal shall be sent to the accounting firm to be appointed or to be dismissed, or to the one that has left its post in the related accounting year (leaving the post including being dismissed, resignation and retirement from the post).

(II) If the accounting firm about to leave the post makes a written statement and requests the company to inform the shareholders of such statement, unless the company receives such statement too late, it shall adopt the following measurements:

(1) In the notice delivered for the purpose of making a resolution, state that the accounting firm about to leave the post has made a statement;

(2) Send the duplicate of such statement as an attachment to the notice to the shareholders in the methods as specified in the articles of association.

(III) If the company fails to send the statement of the related accounting firm as specified in Item (2) of this clause, the related accounting firm may request such statement to be read out at the shareholders' meeting, and may make further

complaints.

(IV) The accounting firm leaving the post is entitled to attend following meetings:

(1) The shareholders' meeting when the firm's term is due;

(2) The shareholders' meeting held to fill in the vacancy occurring from the firm's being dismissed;

(3) The shareholders' meeting held on account of the firm's resignation.

The accounting firm leaving the post is entitled to receive all notices of the aforesaid meetings or other information relating to such meetings, and speak at the aforesaid meetings about matters involving it as the preceding accounting firm of the company.

Article 16.9 If the company intends to dismiss or not to renew appointment of an accounting firm, it shall inform the accounting firm in advance. The accounting firm is entitled to make a statement to the shareholders' meeting. Where the accounting firm resigns, it shall explain to the shareholders' meeting whether the company has done something improper. MP art.148

Article 16.10 The accounting firm may resign by placing the written notification of resignation at the domicile of the company. The notification will come into effect on the date of its being placed at the domicile of the company or at a later date as stated in the notification. The notification shall include following statements: A13D (1)(e)(ii)

(I) A statement that its resignation does not involve anything that should be explained to the company's shareholders or creditors; or

(II) Any statement about such conditions as should explained.

Article 16.11 Within 14 days after receiving the written notification as stated in Item (2), Article 16.10 of the articles of association, the company shall send photocopies of such notification to the competent authority. If the notification carries such statements as mentioned in Item (2), Article 16.10 of the articles of association, the company shall place the duplicate of such statements at the domicile of the company for shareholders to consult. In addition, the company shall send the aforesaid duplicate of statement via postage paid mail to each shareholder of overseas listed foreign capital stock, at the addresses as recorded in the register of shareholders. A13D (1)(e)(iii)

Article 16.12 If the resignation notification of the accounting firm carries such statements as mentioned in Item (2), Article 16.10 of the articles of association, the accounting firm may request the Board of Directors to call a provisional shareholders' meeting to listen to its explanation regarding its resignation. A13D (1)(e)(iv)

Chapter XVII Insurance

Article 17.1 All kinds of insurance of the company shall be filed with the insurance companies that are registered in China and are permitted by Chinese laws to provide insurance to Chinese companies.

Article 17.2 Type of insurance, insured amount, insurance period and other insurance terms are determined after discussion by the Board of Directors of the company in accordance with the practice of companies of the same sector in other countries, convention in China, as well as legal requirements.

Chapter XVIII Labor management

Article 18.1 The company formulates its regulations regarding labor management, personnel affairs, wage and welfare and social insurance in accordance with Chinese laws, decrees and relevant regulations.

Article 18.2 The company implements the system of appointment for all levels of management personnel and a contract system for ordinary employees. The company may decide by itself on personnel deployment, and is entitled to recruit by itself management personnel as well as workers and staff and dismiss them according to the laws and regulations in the contract.

Article 18.3 The company is entitled to decide by itself the wage income and welfare benefits of all levels of management personnel and other employees, depending on its own economic efficiency in the scope specified by relevant regulations.

Article 18.4 The company arranges medical insurance, retirement insurance and unemployment insurance for its management personnel and other employees in accordance with relevant stipulations of the Chinese government and local government, as well as implements the laws, stipulations and relevant regulations regarding retirement and labor insurance for laid off workers.

Chapter XIX Trade union

Article 19.1 The company's employees are entitled to organize a trade union and carry out its activities in accordance with the trade union law of the People's Republic of China. The trade union shall organize activities out of the normal business hours, unless otherwise specified by the Board of Directors.

Chapter XX Merging and separation of the company

Article 20.1 For the company's merging or separation, the Board of Directors of the company should submit a scheme. After its adoption in the procedure specified in the articles of association, relevant procedures for examination and approval will be handled according to the law. Shareholders against the scheme for the company's merging or separation are entitled to request the company or the shareholders that agree to such scheme to purchase its stock at a fair price. The contents of the resolution on the company's merging or separation should form a special document for review by the shareholders. The aforesaid document should also be mailed to the shareholders of overseas listed foreign capital stock. MP art.149

Article 20.2 The company's merging may be effected in the form of either consolidation or new establishment. MP art.150

For the company's merging, the merging parties shall sign an agreement on the merging and formulate a balance sheet and lists of properties. The company shall inform the creditors in 10 days after the date of making the resolution for such merging, and make at least 3 declarations in the newspapers in 30 days.

After the company's merging, the claims and debts of all the merging parties shall be carried on by the company or the new company existing after such merging.

Article 20.3 Upon separation of the company, its properties shall be split correspondingly. MP art.151

For the separation of the company, all the parties involved in the separation should sign an agreement on the separation, and formulate a balance sheet and lists of properties. The company shall inform the creditors in 10 days after the date of making the resolution for such merging, and make at least 3 declarations in the newspapers in 30 days.

The company's debts prior to the separation are born by the company after the separation in accordance with the agreement reached.

Article 20.4 Where registered items are amended on account of the MP art.152

company's merging or separation, registration for such amendment shall be completed with the company registration organ. In the event of the company's dissolution, the registration procedure for cancellation of the company should be completed according to the law. Where a new company is established, the registration procedure for company establishment should be completed according to the law.

Chapter XXI Dissolution and clearance of the company

Article 21.1 In one of the following cases, the company shall be dissolved, and cleared according to the law: MP art.153

(I)The shareholders' meeting makes a resolution on dissolution;

(II) The company has to be dissolved on account of its merging or separation;

(III)The company is declared as bankrupt according to the law on account of its being unable to repay due debts;

(IV)The company is forced to close down on account of its violation of the laws and regulations.

Article 21.2 Where the company is dissolved on account of the regulation in Item (I) of the preceding clause, a clearing group shall be set up in 15 days, and its members shall be determined by the shareholders' meeting through an ordinary resolution. MP art.154

Where the company is dissolved on account of the regulation in Item (III) of the preceding clause, the people's court shall according to relevant laws, organize the shareholders, relevant organs and professionals to form a clearance group for the clearance work.

Where the company is dissolved on account of the regulation in Item (IV) of the preceding clause, the relevant competent department shall organize the shareholders, relevant organs and professionals to form a clearance group for the clearance work.

Article 21.3 If the Board of Directors decides upon the clearance of the company (with exception of clearance in the event of the company being declared as bankrupt), it shall, in the notice on the shareholders' meeting to be held on this, state that the Board of Directors has made a comprehensive investigation of the company's conditions, and hold that the company can clear off all the liabilities of the company within 12 months after the start of clearance. Immediately upon adoption of the resolution MP art.155

of the shareholder's meeting on clearance, the functions of the Board of Directors of the company will be terminated.

The clearance group shall follow the instructions from the shareholders' meeting, make at least one report every year to the shareholders' meeting on the income and expenditure of the clearance group as well as company's business and progress on the clearance, and make the final report to the shareholders' meeting at the end of the clearance.

Article 21.4 The clearance group shall inform the creditors in 10 days after the date of its establishment, and make at least 3 declarations in the newspapers within 60 days. The clearance group shall register the claims. MP art.156

Article 21.5 During the period of clearance, the clearance group performs the following functions: MP art.157

(I) Clear up company's properties and formulate the balance sheet and list of properties;

(II) Send notifications or declarations to the creditors;

(III)Dispose of and clear up pending business of the company;

(IV) Pay due taxes;

(V)Clear off claims and debts;

(VI) Dispose of company's properties remaining after its repayment of the debts;

(VII) Participate in civil proceedings on behalf of the company.

Article 21.6 After clearing up company's properties and formulating the balance sheet and list of properties, the clearance group shall formulate the clearance scheme and submit it to the shareholders' meeting or relevant competent organ for confirmation. MP art.158

Company's properties are used for repayment in the following sequence:

(I) Expenses for the clearance;

(II) Wages of the company due and labor insurance fee;

(III) Taxes due;

(IV) Repayment of company's debts.

Company's properties remaining after repayment in accordance with the regulation in the preceding clause, are distributed among the company's shareholders according to the category and proportions of their stock.

During the period of clearance, the company shall not carry out new business activities.

Article 21.7 In the event of company's dissolution, where the clearance group finds out that company's properties are not sufficient for repayment of the debts after clearing up company's properties and formulating the balance sheet and lists of properties, it shall immediately apply for declaration of bankruptcy with the people's court. MP art.159

After the company is declared as bankrupt through a verdict made by the people's court, the clearance group shall prepare and hand over clearance matters to the people's court.

Article 21.8 After completion of company's clearance, the clearance group shall prepare a clearance report as well as an income/expenditure statement and financial books for the period of clearance, which, after verification by public accountants certified in China, are submitted to the shareholders' meeting or relevant competent organ for confirmation. The clearance group shall submit the above mentioned documents to the company registration organ, apply for cancellation of company's registration, and declare company's termination within 30 days after confirmation by the shareholders' meeting or relevant competent organs. MP art.160

Chapter XXII Revision procedure for the articles of association

Article 22.1 The company may revise the articles of association in accordance with the laws, regulations and the stipulations in the articles of association. MP art.161

Article 22.2 Following is the revise procedure for the articles of association:

(I) The company adopts a resolution on the base of the articles of association, suggesting that the shareholders' meeting should revise the articles of association and formulate a revision scheme;

(II) Inform the shareholders of the revision scheme, and call a shareholders' meeting to vote on it;

(III) Under the precondition that relevant regulations in the articles of association of the company are followed, the contents of the revision to be submitted to the shareholders' meeting for voting should be adopted through a special resolution.

Article 22.3 Where the revision of the articles of association involves contents of the "Mandatory provisions", it will become effective after approval by the company approval department as authorized by the State Council and by China Securities Regulatory Committee. Where registered items of the company are involved, the procedure for registration amendment shall be completed. MP art.162

Chapter XXIII Settlement of disputes

Article 23.1 The company sticks to the following rules for settlement of disputes: MP art.163

(I) Disputes or right claims concerning company's matters that arise on the base of the rights and duties as specified in the articles of association, the "company law" and other relevant laws and regulations between shareholders of overseas listed foreign capital stock and the company, between shareholders of overseas listed foreign capital stock and company's directors, supervisors, managers or other senior management personnel, and between shareholders of overseas listed foreign capital stock and shareholders of domestic capital stock, shall be submitted by related parties for solution through arbitration.

Disputes about definition of shareholders and register of shareholders may be settled through other methods than arbitration.

(II)Arbitration applicants may apply with China International Business and Trade Arbitration Commission for its arbitration according to its regulations, or with International Arbitration Center of Hong Kong for its arbitration based on its regulations for securities arbitration.

(III)After the arbitration applicant submits the dispute or right claim for arbitration, the other party shall have the arbitration at the arbitration organ as chosen by the applicant.

If the arbitration applicant selects International Arbitration Center of Hong Kong for the arbitration, then any party may request that the arbitration be conducted in Shenzhen according to the securities arbitration regulation of the said center.

(IV) Where the disputes or right claims as mentioned in Item (I) are settled through arbitration, the laws of the People's Republic of China will apply, unless otherwise specified in the laws and regulations.

(V)The awards made by the arbitration organs are final, and binding to all parties.

Chapter XXIV Notice

Article 24.1 Notices, documents or written declarations sent by the company to shareholders of overseas listed foreign capital stock, shall be served to the shareholders of overseas listed foreign capital stock holding registered stock by messenger at each of the registered addresses of the shareholders of overseas listed foreign capital stock, or to each shareholder of overseas listed foreign capital stock by mail or other methods according to the addresses in the register of shareholders.

Article 24.2 In the event of such notice being delivered by mail, all that is deeded is to clearly write the address and name (title)of the receiver, prepay the postage, and put the notice in the envelope. The envelope containing the notice will be deemed as being received in 24 hours after it is mailed.

Article 24.3 Any notice, file, document, or written declaration delivered by a shareholder or director to the company, may be sent in person or by registered mail to the legal address of the company.

Article 24.4 To prove that a shareholder or director has served a notice, file, document or written declaration to the company, there shall be provided evidence to prove that the related notice, file, document or written declaration has been served within the designated time of service in the method as specified in Clause 24.3 of the articles of association. Where it is served in person, there shall be provided the acknowledgement of the company. Where it is served via registered mail, all that is needed is a clear evidence to prove that it has been mailed to the correct address in the postage paid method.

Chapter XXV Interpretation and definition of the articles of association

Article 25.1 The Board of Directors of the company interprets the articles of association. The Board of Directors to the shareholders' meeting for adoption will submit matters that are not touched in detail in the articles of association.

Article 25.2 The articles of association is made in Chinese and English, and the Chinese version will prevail

Article 25.3 The following nouns and expressions in the articles of association have the meanings given below, except for those that mean differently according to the context: MP art.165

"The articles of association" refers to the articles of association of the company.

"The Board of Directors" refers to the Board of Directors of the company.

"Chairman" refers to the chairman of the Board of Directors.

"Director" refers to any director of the company.

"Overseas listed foreign capital stock" refers to any overseas listed foreign capital stock of the company.

"Domicile of the company" refers to Fl.27, 450, Fushan Road, Pudong New Area, Shanghai.

"RMB" refers to the legal currency of China.

"Secretary to the Board of Directors" refers to the secretary to the company as appointed by the Board of Directors.

"China" or "the country" refers to the People's Republic of China.

"United Stock Exchange of Hong Kong" refers to United Stock Exchange Co., Ltd. of Hong Kong.

"Company" refer to the company of China Shipping Container Lines Co., Ltd.

"Accounting firm" refers to the same as the auditor as mentioned in the "Regulations for securities listing of United Stock Exchange Co., Ltd. of Hong Kong".

MP refers to the "Mandatory provisions of the articles of association of a company to be listed overseas".

APP3 refers to Appendix 3 of the new regulations for securities listing of United Stock Exchange of Hong Kong.

A13D refers to Part D, Appendix 3 of the new regulations for securities listing of United Stock Exchange of Hong Kong.

CHINA SHIPPING CONTAINER LINES CO., LTD.
(Incorporated in the People's Republic of China with limited liability)

ACCOUNTANTS' REPORT

FOR THE THREE YEARS ENDED

31ST DECEMBER, 2001, 2002 AND 2003

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

4th June, 2004

The Directors
China Shipping Container Lines Co., Ltd.
BNP Paribas Peregrine Capital Limited

Dear Sirs

We set out below our report on the financial information relating to China Shipping Container Lines Co., Ltd. (the "Company"), its subsidiaries and its associated companies (the Company and its subsidiaries are hereinafter collectively referred to as the "Group") for each of the three years ended 31st December, 2001, 2002 and 2003 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 4th June, 2004 (the "Prospectus") in connection with the initial listing of the shares of the Company on the Main Board ("Main Board") of the Stock Exchange of Hong Kong Limited.

The Company was established in the People's Republic of China (the "PRC") on 28th August, 1997 as a company with limited liability under the Company Law of the PRC. On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each. Pursuant to a group reorganisation (the "Reorganisation") as detailed in Section 2 of appendix VIII to the Prospectus, the Company acquired the entire issued share capital of China Shipping Container Lines (Hong Kong) Co., Ltd. and China Shipping Container Lines (Asia) Co., Ltd. from a fellow subsidiary on 15th October, 2003.

As at the date of this report, the Company has direct and indirect interests in the subsidiaries and associated company set out in Note 29 of Section II below.

All companies now comprising the Group and its associated company have adopted 31st December as their financial year end date.

PRICEWATERHOUSECOOPERS

The directors of the Company (the "Directors") have prepared consolidated accounts of the Group for each of the years ended 31st December, 2001, 2002 and 2003 in accordance with Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC which were audited by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, certified public accountants registered in the PRC (the "PRC GAAP Accounts"). For the purpose of this report, we have carried out independent audits on the PRC GAAP Accounts for the Relevant Periods in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants ("HKSA").

The financial information as set out in Sections I to III below (the "Financial Information") has been prepared based on the PRC GAAP Accounts audited by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, after making such adjustments as are appropriate. For the purpose of this report, we have examined the Financial Information and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the reporting accountant" issued by the HKSA. The Directors, at the Relevant Periods, are responsible for preparing the PRC GAAP Accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The Directors are responsible for the Financial Information which gives a true and fair view. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report, and prepared on the basis set out in Note 1(a) of Section II below, gives a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2001, 2002 and 2003 and of the Group's results and cash flows for the Relevant Periods.

PRICEWATERHOUSECOOPERS

I CONSOLIDATED ACCOUNTS

Consolidated Profit and Loss Account

The following is a summary of the consolidated profit and loss account of the Group for the Relevant Periods, after making such adjustments as are appropriate:

		Year ended 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Turnover	2	7,795,445	10,522,234	15,276,163
Operating costs	3	(8,801,292)	(10,528,540)	(13,009,891)
Gross profit/(loss)		(1,005,847)	(6,306)	2,266,272
Administrative and general expenses		(75,477)	(219,731)	(406,864)
Operating profit/(loss)	4	(1,081,324)	(226,037)	1,859,408
Net financing charges	5	(276,000)	(383,333)	(459,447)
Share of profits less losses of associated companies		7,072	4,128	6,957
Profit/(loss) before taxation		(1,350,252)	(605,242)	1,406,918
Taxation	6	12,721	10,196	(9,573)
Profit/(loss) after taxation		(1,337,531)	(595,046)	1,397,345
Minority interests		(885)	(2,041)	(14,473)
Profit/(loss) attributable to shareholders	20	(1,338,416)	(597,087)	1,382,872
Basic earnings/(loss) per share	7	RMB(0.74)	RMB(0.32)	RMB0.46

PRICEWATERHOUSECOOPERS

Consolidated Balance Sheet

The following is a summary of the consolidated balance sheet of the Group as at 31st December 2001, 2002 and 2003, after making such adjustments as are appropriate:

		As at 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Non-current assets				
Fixed assets	10	4,001,666	5,403,216	9,087,847
Deferred tax assets	11	61,991	74,010	87,559
Investments in associated companies	13	60,214	61,778	46,343
Investment securities	14	70,600	70,600	—
Total non-current assets		4,194,471	5,609,604	9,221,749
Current assets				
Bunkers, at cost		117,301	171,448	195,041
Trade and notes receivables	15	1,465,866	2,075,218	2,360,967
Prepayments and other receivables		42,243	283,736	221,889
Bank balances and cash	16	371,553	515,271	1,484,464
Restricted bank balances	16	—	83,000	—
Total current assets		1,996,963	3,128,673	4,262,361
Current liabilities				
Trade and notes payables	17	1,020,836	1,218,479	1,484,173
Accruals and other payables		120,131	142,849	390,079
Amount due to ultimate holding company	28	1,260,633	2,016,849	77,459
Short-term bank loans	18	1,315,080	1,588,580	1,389,720
Long-term bank loans — current portion	21	145,000	26,000	387,515
Finance lease obligations — current portion	22	178,028	238,153	334,232
Total current liabilities		4,039,708	5,230,910	4,063,178
Net current assets/(liabilities)		(2,042,745)	(2,102,237)	199,183
Total assets less current liabilities		2,151,726	3,507,367	9,420,932

PRICEWATERHOUSECOOPERS

Consolidated Balance Sheet *(Continued)*

	Note	As at 31st December, 2001 RMB'000	2002 RMB'000	2003 RMB'000
Representing:				
Shareholders' equity				
Capital	19	1,801,050	2,801,050	3,801,050
Reserves	20	(2,007,513)	(2,601,562)	(174,361)
Total shareholders' equity		(206,463)	199,488	3,626,689
Minority interests		5,617	14,294	41,543
Non-current liabilities				
Long-term bank loans	21	1,160,340	2,019,814	4,232,772
Finance lease obligations	22	1,192,232	1,273,771	1,519,928
Total non-current liabilities		2,352,572	3,293,585	5,752,700
		2,151,726	3,507,367	9,420,932

PRICEWATERHOUSECOOPERS

Balance Sheet

The following is a summary of the balance sheet of the Company as at 31st December 2001, 2002 and 2003, after making such adjustments as are appropriate:

	Note	As at 31st December, 2001	2002	2003
		RMB'000	RMB'000	RMB'000
Non-current assets				
Fixed assets	10	3,980,759	5,348,892	8,272,362
Deferred tax assets	11	61,991	74,010	87,559
Investments in subsidiaries	12	5,900	42,500	121,586
Investments in associated companies	13	49,492	44,608	29,214
Investment securities	14	70,600	70,600	—
Total non-current assets		4,168,742	5,580,610	8,510,721
Current assets				
Bunkers, at cost		114,738	161,328	188,912
Trade and notes receivables	15	1,425,150	2,042,846	2,626,823
Prepayments and other receivables		31,785	293,251	91,484
Bank balances and cash	16	365,045	491,960	1,151,910
Restricted bank balances	16	—	83,000	—
Total current assets		1,936,718	3,072,385	4,059,129
Current liabilities				
Trade and notes payables	17	982,723	1,182,809	1,622,205
Accruals and other payables		105,857	132,106	183,099
Amount due to ultimate holding company		1,243,102	2,013,640	—
Short-term bank loans	18	1,315,080	1,588,580	1,389,720
Long-term bank loans — current portion	21	145,000	26,000	387,515
Finance lease obligations — current portion	22	178,028	238,153	334,232
Total current liabilities		3,969,790	5,181,288	3,916,771
Net current assets/(liabilities)		(2,033,072)	(2,108,903)	142,358
Total assets less current liabilities		2,135,670	3,471,707	8,653,079

PRICEWATERHOUSECOOPERS

Balance Sheet ***(Continued)***

	Note	As at 31st December, 2001	2002	2003
		RMB'000	*RMB'000*	*RMB'000*
Representing:				
Shareholders' equity				
Share capital	19	1,801,050	2,801,050	3,801,050
Reserves	20	(2,017,952)	(2,622,928)	(477,558)
Total shareholders' equity		(216,902)	178,122	3,323,492
Non-current liabilities				
Long-term bank loans	21	1,160,340	2,019,814	3,809,659
Finance lease obligations	22	1,192,232	1,273,771	1,519,928
Total non-current liabilities		2,352,572	3,293,585	5,329,587
		2,135,670	3,471,707	8,653,079

PRICEWATERHOUSECOOPERS

Consolidated Statement of Changes in Equity

The following is a summary of the consolidated statement of changes in equity of the Group for the Relevant Periods, after making such adjustments as are appropriate:

	Note	2001	2002	2003
		Year ended 31st December,		
		RMB'000	*RMB'000*	*RMB'000*
Total equity at beginning of the year		1,131,953	(206,463)	199,488
Capital injection	19	—	1,000,000	1,000,000
Profit/(loss) for the year		(1,338,416)	(597,087)	1,382,872
Dividend waived by a minority shareholder of a subsidiary	20(i)	—	3,038	212
Conversion of liability into capital surplus	20(iii)	—	—	1,048,636
Share issuance costs		—	—	(4,519)
Total equity as at end of the year		(206,463)	199,488	3,626,689

PRICEWATERHOUSECOOPERS

Consolidated Cash Flow Statement

The following is a summary of the consolidated cash flow statement of the Group for the Relevant Periods, after making such adjustments as are appropriate:

		Year ended 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Operating activities				
Cash (used in)/generated from operations	23(a)	(379,128)	(439,258)	2,721,020
PRC enterprise income tax paid		—	(423)	(5,112)
Net cash (used in)/generated from operating activities		(379,128)	(439,681)	2,715,908
Investing activities				
Acquisition of fixed assets		(525,006)	(1,424,976)	(3,490,328)
Proceeds from disposal of fixed assets		34	9	3,685
Net cash outflow from acquisition of a subsidiary	23(b)	(4,334)	—	—
Proceeds from disposal of investments in associated companies and investment securities		4,500	—	86,524
Investments in associated companies		(50,000)	—	—
Dividends received from associated companies		3,038	4,884	4,107
Interest received		21,186	5,353	6,319
Net cash used in investing activities		(550,582)	(1,414,730)	(3,389,693)

Consolidated Cash Flow Statement *(Continued)*

	Note	Year ended 31st December, 2001 RMB'000	2002 RMB'000	2003 RMB'000
Financing activities				
Interest paid		(143,116)	(242,412)	(316,872)
Increase in capital		—	1,000,000	1,000,000
Addition of short-term and long-term bank loans		2,472,540	2,951,054	4,083,193
Repayment of short-term and long-term bank loans		(1,549,500)	(1,937,080)	(1,707,580)
Increase in amount due to ultimate holding company		465,000	655,000	74,534
Repayment of loan from ultimate holding company		—	—	(965,000)
Dividend paid to minority shareholders		—	—	(1,414)
Capital injection by minority shareholders		—	3,598	14,190
Capital element of finance lease payments		(129,356)	(195,276)	(279,306)
Interest element of finance lease payments		(220,779)	(236,755)	(258,767)
Net cash generated from financing activities	23(d)	894,789	1,998,129	1,642,978
Net (decrease)/increase in cash and cash equivalents		(34,921)	143,718	969,193
Cash and cash equivalents at beginning of the year		406,474	371,553	515,271
Cash and cash equivalents at end of the year		371,553	515,271	1,484,464
Analysis of balances of cash and cash equivalents				
Bank balances and cash		371,553	515,271	1,484,464

PRICEWATERHOUSECOOPERS

II NOTES TO THE CONSOLIDATED ACCOUNTS

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The Company was established in the PRC on 28th August, 1997 as a company with limited liability under the Company Law of the PRC. On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each.

Pursuant to the Reorganisation, the Company acquired the entire issued share capital of China Shipping Container Lines (Hong Kong) Co., Ltd. ("CS (Hong Kong)") and China Shipping Container Lines (Asia) Co., Ltd. ("CS Asia") from a fellow subsidiary on 15th October, 2003. The Reorganisation is accounted for using merger accounting as permitted by Hong Kong Statement of Standard Accounting Practice 27 "Accounting for group reconstructions" issued by the HKSA.

The consolidated accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKSA. They have been prepared under the historical cost convention.

(b) Group accounting

(i) *Consolidation*

The Reorganisation referred to in Note 1(a) above has been accounted for using merger accounting by regarding the Company as being the holding company of CS (Hong Kong) and CS Asia since their respective dates of incorporation.

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Apart from the Reorganisation referred to in Note 1(a) above, the results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

PRICEWATERHOUSECOOPERS

(ii) *Subsidiaries*

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(iii) *Associated companies*

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(iv) *Translation of foreign currencies*

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries expressed in foreign currencies is translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

PRICEWATERHOUSECOOPERS

(c) **Fixed assets**

(i) *Vessels under construction*

Vessels under construction are stated at cost less accumulated impairment losses. Capitalisation of vessel construction cost is based on actual cost incurred during the year. No depreciation is provided for vessels under construction.

(ii) *Other fixed assets*

Other fixed assets are stated at cost less accumulated depreciation and impairment losses.

Other fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives to their respective residual values estimated by the Directors on a straight line basis. The estimated useful lives of other fixed assets are summarised as follows:

	Estimated useful lives
Container vessels	25 years from the date of first registration
Containers	8 to 10 years
Improvements on vessels under operating leases*	5 years or the period of the lease, whichever is the shorter
Computer and office equipment	5 to 8 years
Motor vehicles	6 years

* represent improvements on vessels operated by the Group under operating leases

Costs incurred in restoring fixed assets to their normal working condition to allow continued use of the overall assets are charged to the consolidated profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(iii) *Impairment and gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the consolidated profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

(iv) *Capitalisation of fixed assets*

All direct costs relating to the construction of container vessels, including finance costs on related borrowed funds during the construction period, are capitalised as fixed assets.

(d) **Assets under leases**

Where the Group is a lessee

(i) *Finance leases*

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the consolidated profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) *Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the consolidated profit and loss account on a straight line basis over the lease periods.

Where the Group is a lessor

(i) *Operating leases*

Assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income, net of any incentives given to lessees, is recognised on a straight-line basis over the lease terms.

(e) **Investment securities**

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investments is reduced to its fair value. The impairment loss is recognised as an expense in the consolidated profit and loss account. This impairment loss is written back to consolidated profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for foreseeable future.

The gain or loss on disposal of investment securities is the difference between the net sales proceeds and the carrying amount of the other investments, and is recognised in the consolidated profit and loss account.

(f) **Vessel repairs and surveys**

Dry-docking and special survey costs for vessels are charged to the consolidated profit and loss account as incurred.

(g) **Bunkers**

Bunkers represents fuels and are stated at the lower of the cost and net realisable value. Cost is calculated on the weighted average basis.

(h) **Trade receivables**

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(i) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(j) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(k) **Employee benefits**

(i) *Employee leave entitlements*

Employee entitlements to annual leave are recognised when they accrue to employees. Provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) *Pension obligations*

The full-time employees of the Group employed in Mainland China are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans based on percentages of the total salary of employees (or on other basis), subject to a certain ceiling, and are paid to the labor and social welfare authorities. The Group's liability in respect of these funds is limited to the contributions payable in each year/period. Contributions to the plans are expensed as incurred.

PRICEWATERHOUSECOOPERS

The Group also operates a defined contribution Mandatory Provident Fund ("MPF") scheme for its employees employed in Hong Kong. The Group and the employees both contributes 5% of the employees' relevant income per month as required by the Hong Kong MPF Scheme Ordinance subject to a maximum of HK$1,000 per person.

The Group's contributions to the above defined contribution schemes are fully vested upon contribution and are expensed as incurred.

(iii) *Housing benefits*

All full-time employees of the Group employed in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis. Contributions to the funds are expensed as incurred.

(l) **Deferred taxation**

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) **Revenue recognition**

The Group recognises revenues on the following bases:

(i) *Liner services*

Freight revenues from the operation of the international and domestic containerised transportation business are recognised on a percentage of completion basis, which is determined on the time proportion method of each individual vessel voyage.

(ii) *Chartering*

Income from chartering of vessels under operating leases is recognised over the periods of the respective leases on a straight-line basis.

(iii) *Interest income*

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(n) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

(o) **Contingent liabilities**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the consolidated accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(p) **Segment reporting**

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

2 TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed and business tax, where applicable.

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Turnover			
Liner	7,648,024	10,386,580	15,041,903
Chartering	147,421	135,654	234,260
	7,795,445	10,522,234	15,276,163

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Primary reporting format — business segments

The Group's business is organised into two main business segments: liner and chartering. The Group's business is dominated by provision of liner service. The chartering business is of insufficient size to be reported separately.

Secondary reporting format — geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes America, Europe/Mediterranean, Australia, East and Southeast Asia, China domestic and others.

The Directors consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under Hong Kong Statement of Standard Accounting Practice 26 "Segment reporting". Accordingly, geographical segment information is only presented for turnover:

	Turnover Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
America	2,741,836	5,290,482	6,800,792
Europe/Mediterranean	1,911,419	1,688,540	4,725,920
Australia	389,613	418,809	711,918
East and Southeast Asia	1,394,231	1,438,371	1,230,883
China domestic	793,990	878,868	960,559
Others	564,356	807,164	846,091
Total	7,795,445	10,522,234	15,276,163

3 OPERATING COSTS

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Operating costs			
Container and cargo	4,166,790	4,871,828	5,983,549
Vessel and voyage	3,674,295	4,023,216	4,918,913
Sub-route and others	960,207	1,633,496	2,107,429
	8,801,292	10,528,540	13,009,891

4 OPERATING PROFIT/(LOSS)

Operating profit/(loss) is stated after charging the following:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Charging:			
Auditors' remunerations	130	190	190
Cost of bunkers consumed	1,250,926	1,438,220	2,042,228
Depreciation:			
— Owned container vessels chartered-out under operating leases	13,357	8,670	10,219
— Other owned assets	146,669	146,371	223,041
— Containers under finance leases	173,752	231,695	304,674
	333,778	386,736	537,934
Impairment losses of container vessels *(Note 10(e))*	—	59,279	—
Loss on disposal of fixed assets	219	8,660	895
Loss on disposal of investments in associated companies	—	—	1,663
Operating lease rental:			
— Container vessels	1,796,902	1,923,041	2,106,330
— Containers	422,402	390,818	406,588
— Buildings	6,898	7,183	19,394
	2,226,202	2,321,042	2,532,312
Provision for doubtful receivables	3,307	55,776	68,811
Staff costs, including directors' and supervisors' emoluments *(Note 8)*	176,296	187,820	358,794

PRICEWATERHOUSECOOPERS

5 NET FINANCING CHARGES

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Interest expenses:			
— bank loans	118,901	154,290	236,735
— amount due to ultimate holding company wholly repayable within five years	24,215	88,122	80,137
— finance lease obligations *(Note 28(b))*	220,779	236,755	258,767
Total interest expense	363,895	479,167	575,639
Less: amount capitalised in vessels under construction	(64,876)	(94,318)	(124,722)
	299,019	384,849	450,917
Interest income	(21,186)	(5,353)	(6,319)
Bank charge	1,619	1,984	5,013
Foreign exchange loss/(gain)	(3,452)	1,853	9,836
	276,000	383,333	459,447

The capitalisation rates applied to funds borrowed generally and utilised for the vessels under construction are 5.87%, 5.21% and 4.95% for the years ended 31st December, 2001, 2002 and 2003 respectively.

6 TAXATION

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Current income tax			
— PRC enterprise income tax *(note (ii))*	(415)	(69)	(17,617)
— Hong Kong profits tax *(note (i))*	—	—	(3,144)
Deferred tax *(Note 11)*	14,651	12,019	13,549
Share of taxation attributable to associated companies	(1,515)	(1,754)	(2,361)
	12,721	10,196	(9,573)

(i) **Hong Kong profits tax**

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profits for the year ended 31st December, 2003. There was no estimated assessable profits derived by the Group in Hong Kong during the two years ended 31st December, 2002 and 2001.

(ii) **PRC enterprise income tax ("EIT")**

Pursuant to notifications issued by the State Tax Bureau 國家稅務總局 on 15th August, 2001, 17th October, 2002 and 17th July, 2003 respectively, China Shipping (Group) Company, the ultimate holding company of the Company, and its approved subsidiaries established in the PRC were assessed for EIT on a consolidation basis and each of them is not assessed individually for the Relevant Periods (the Company and its approved subsidiaries included herein are collectively referred to as the "Tax Entities").

During the Relevant Periods, China Shipping (Group) Company, recorded consolidated taxable losses and was not subject to EIT. China Shipping (Group) Company did not allocate any EIT to the Tax Entities. Accordingly, there was neither EIT payable nor unutilised taxable losses retained by any of the Tax Entities as at 31st December, 2003. On 10th March, 2004, China Shipping (Group) Company issued a guarantee to the Company to indemnify the Tax Entities from any EIT chargeable by the State Tax Bureau for the Relevant Periods.

The EIT charged to the consolidated profit and loss account for the Relevant Periods represented EIT at a rate of 33% (2002: 33%; 2001: 33%) on the estimated taxable income of the remaining subsidiaries established in the PRC which were subject to individual EIT filing.

(iii) The taxation on the Group's profit/(loss) before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Profit/(loss) before taxation	(1,350,252)	(605,242)	1,406,918
Calculated at a taxation rate of 33%	445,583	199,730	(464,283)
Effect of profit/(loss) not taxed/utilised under consolidated tax filing *(note (ii))*	(432,043)	(188,581)	452,654
Effect of different tax rate in subsidiaries	—	—	1,572
Effect of different tax rate in associated companies	(819)	(953)	484
Taxation credit/(charge)	12,721	10,196	(9,573)

(iv) **Other taxes**

Value-added tax ("VAT")

The Company's subsidiaries in the PRC are subject to VAT, which is charged on top of the selling price at a general rate of 17%. An input credit is available whereby input VAT previously paid on purchases of raw materials or semi-finished products can be used to offset the output VAT on sales to determine the net VAT payable.

Business tax

Revenue derived from liner services provided by the Company and its subsidiaries in the PRC is subject to business tax at rates ranging from 3% to 5% during the Relevant Periods.

7 EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated based on the Group's profit/(loss) attributable to shareholders for the Relevant Periods and the weighted average number of 1,801,050,000, 1,839,406,164 and 3,023,754,247 shares in issue for each of the years ended 31st December, 2001, 2002 and 2003 respectively. In determining the weighted average number of shares in issue during the Relevant Periods, the conversion of registered capital and reserves of RMB3,830,000,000 into share capital on 3rd March, 2004 was deemed to have occurred at the beginning of the earliest period presented.

Diluted earnings per share has not been presented as the Company has no dilutive potential ordinary shares during the Relevant Periods.

8 STAFF COSTS

An analysis of staff costs, including directors' and supervisors' emoluments, is set out below:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Hiring of crews *(Note 28(b))* and staff salaries	142,789	152,050	288,570
Social welfare benefits	30,782	31,743	59,711
Pension cost	2,725	4,027	10,513
	176,296	187,820	358,794

9 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) Directors' and supervisors' emoluments

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Directors			
— Basic salaries and allowances	85	281	443
— Pension and other welfare	26	51	77
Supervisors			
— Basic salaries and allowances	85	281	797
— Pension and other welfare	26	51	145
	222	664	1,462

No directors or supervisors of the Company waived any emoluments during the Relevant Periods. No discretionary bonus were paid to any of the directors or supervisors of the Company during the Relevant Periods.

The emoluments of the directors and supervisors of the Company fall within the following bands:

	Number of directors/supervisors Year ended 31st December,		
	2001	2002	2003
Directors			
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	1	1	1
Supervisors			
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	1	1	2
	2	2	3

The remaining nine directors (2002: nine; 2001: nine) and four supervisors (2002: five; 2001: five) of the Company did not receive any emoluments from the Company or any of its subsidiaries during the Relevant Periods.

(b) **Five highest paid individuals**

The five individuals whose emoluments were the highest in the Group during the Relevant Periods are as follows:

	Number of individuals Year ended 31st December,		
	2001	**2002**	**2003**
Director	1	1	1
Supervisors	1	1	2
Employees	3	3	2
	5	5	5

The details of emoluments paid to the five highest paid individuals who were directors/supervisors of the Company during the Relevant Periods have been included in Note 9(a) above. Details of emoluments paid to the remaining two highest paid non-directors/supervisors individuals (2002: three; 2001: three) are as follows:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Basic salaries and allowances	296	702	753
Pension and others welfares	67	145	140
	363	847	893

The emoluments of the above two (2002: three; 2001: three) individuals fell within the following bands:

	Number of individuals Year ended 31st December,		
	2001	**2002**	**2003**
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	3	3	2

(c) During the Relevant Periods, no emoluments were paid by the companies now comprising the Group to any of the Directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

PRICEWATERHOUSECOOPERS

10 FIXED ASSETS

	The Group						
	Container vessels	Vessels under construction	Improvements on vessels under operating leases	Containers	Motor vehicles	Computer and office equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
At 1st January, 2001	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
Acquisition of subsidiaries	21,360	—	274	—	216	432	22,282
Additions	55	532,019	285	412,742	1,733	55,790	1,002,624
Disposals	—	—	—	—	—	(661)	(661)
At 31st December, 2001	1,540,108	1,330,371	362,146	1,726,269	3,491	79,897	5,042,282
Transfers	65,771	(65,771)	—	—	—	—	—
Additions	2,115	1,501,991	3,000	336,938	754	11,436	1,856,234
Disposals	—	—	(15,124)	—	—	(289)	(15,413)
At 31st December, 2002	1,607,994	2,766,591	350,022	2,063,207	4,245	91,044	6,883,103
Transfers	3,836,861	(3,836,861)	—	—	—	—	—
Acquisition from fellow subsidiaries	—	—	—	—	16,476	22,721	39,197
Additions	23,154	3,500,261	15,505	622,814	12,070	37,732	4,211,536
Disposals	—	—	(24,752)	(21,675)	(837)	(5,601)	(52,865)
At 31st December, 2003	5,468,009	2,429,991	340,775	2,664,346	31,954	145,896	11,080,971
Accumulated depreciation and impairment losses							
At 1st January, 2001	244,575	—	79,018	381,091	536	1,526	706,746
Acquisition of subsidiaries	470	—	—	—	13	17	500
Charge for the year	88,513	—	62,219	176,352	435	6,259	333,778
Disposals	—	—	—	—	—	(408)	(408)
At 31st December, 2001	333,558	—	141,237	557,443	984	7,394	1,040,616
Charge for the year	91,930	—	51,156	232,935	538	10,177	386,736
Disposals	—	—	(6,560)	—	—	(184)	(6,744)
Impairment	59,279	—	—	—	—	—	59,279
At 31st December, 2002	484,767	—	185,833	790,378	1,522	17,387	1,479,887
Acquisition from fellow subsidiaries	—	—	—	—	6,861	7,280	14,141
Charge for the year	162,964	—	50,258	304,815	3,644	16,253	537,934
Disposals	—	—	(15,305)	(20,808)	(379)	(2,346)	(38,838)
At 31st December, 2003	647,731	—	220,786	1,074,385	11,648	38,574	1,993,124
Net book value							
At 31st December, 2001	1,206,550	1,330,371	220,909	1,168,826	2,507	72,503	4,001,666
At 31st December, 2002	1,123,227	2,766,591	164,189	1,272,829	2,723	73,657	5,403,216
At 31st December, 2003	4,820,278	2,429,991	119,989	1,589,961	20,306	107,322	9,087,847

	Container vessels	Vessels under construction	Improvements on vessels under operating leases	Containers	Motor vehicles	Computer and office equipment	Total
	The Company						
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
At 1st January, 2001	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
Additions	55	532,019	—	412,742	1,733	55,579	1,002,128
Disposals	—	—	—	—	—	(624)	(624)
At 31 st December, 2001	1,518,748	1,330,371	361,587	1,726,269	3,275	79,291	5,019,541
Transfers	65,771	(65,771)	—	—	—	—	—
Additions	1,772	1,501,991	1,402	336,938	241	10,781	1,853,125
Disposals	(47,101)	—	(15,124)	—	—	(289)	(62,514)
At 31st December, 2002	1,539,190	2,766,591	347,865	2,063,207	3,516	89,783	6,810,152
Transfers	3,836,861	(3,836,861)	—	—	—	—	—
Additions	3,282	2,805,208	—	621,543	1,271	22,306	3,453,610
Disposals	—	—	(24,752)	(21,675)	(5)	(281)	(46,713)
At 31st December, 2003	5,379,333	1,734,938	323,113	2,663,075	4,782	111,808	10,217,049
Accumulated depreciation and impairment losses							
At 1st January, 2001	244,575	—	79,018	381,091	536	1,526	706,746
Charge for the year	87,274	—	62,219	176,352	403	6,193	332,441
Disposals	—	—	—	—	—	(405)	(405)
At 31st December, 2001	331,849	—	141,237	557,443	939	7,314	1,038,782
Charge for the year	89,367	—	51,156	232,935	472	10,011	383,941
Disposals	(13,998)	—	(6,560)	—	—	(184)	(20,742)
Impairment	59,279	—	—	—	—	—	59,279
At 31st December, 2002	466,497	—	185,833	790,378	1,411	17,141	1,461,260
Charge for the year	157,237	—	47,316	304,675	558	10,016	519,802
Disposals	—	—	(15,305)	(20,808)	(5)	(257)	(36,375)
At 31st December, 2003	623,734	—	217,844	1,074,245	1,964	26,900	1,944,687
Net book value							
At 31st December, 2001	1,186,899	1,330,371	220,350	1,168,826	2,336	71,977	3,980,759
At 31st December, 2002	1,072,693	2,766,591	162,032	1,272,829	2,105	72,642	5,348,892
At 31st December, 2003	4,755,599	1,734,938	105,269	1,588,830	2,818	84,908	8,272,362

(a) As at 31st December, 2003, the net book value of containers held under finance lease by the Group and the Company amounted to approximately RMB1,588,830,000 (2002: RMB1,271,962,000; 2001: RMB1,166,719,000).

(b) As at 31st December, 2003, the net book value of container vessels and vessels under construction of the Group and the Company pledged as securities for the long-term bank loans amounted to approximately RMB3,109,502,000 (2002: RMB2,086,854,000); 2001: RMB670,711,000) (Note 21).

(c) As at 31st December, 2003, the aggregate cost, accumulated depreciation and accumulated impairment losses of the leased assets, where the Group and the Company is the lessor, comprised vessels under chartering arrangements, amounted to RMB21,254,000 (2002: RMB162,463,000; 2001: RMB162,463,000), RMB9,807,000 (2002: RMB56,645,000; 2001: RMB47,890,000) and Nil (2002: RMB8,476,000; 2001: Nil) respectively.

(d) As at 31st December, 2003, the accumulated capitalised borrowing costs of the Group and the Company amounted to approximately RMB73,460,000 (2002: RMB164,291,000; 2001: RMB69,973,000) included in the carrying amounts of vessels under construction.

(e) As at 31st December, 2003, the accumulated impairment losses of the container vessels of the Group and the Company amounted to RMB59,279,000 (2002: RMB59,279,000; 2001: Nil). The impairment loss is included in the administrative and general expenses of the consolidated profit and loss account.

(f) During the year ended 31st December, 2003, the Group acquired fixed assets of RMB25,056,000 (2002: Nil; 2001: Nil) from certain fellow subsidiaries at their carrying value.

11 DEFERRED TAX ASSETS

Movements of deferred tax assets for the Group and the Company:

	The Group and the Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	47,340	61,991	74,010
Temporary differences arising from interest element of finance lease obligations	14,651	12,019	13,549
At end of the year	61,991	74,010	87,559

Deferred tax assets as at the 31st December, 2001, 2002 and 2003 represent deferred tax assets to be recovered after more than twelve months.

12 INVESTMENTS IN SUBSIDIARIES

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	5,900	42,500	121,586

A list of subsidiaries as at 31st December, 2003 is set out in Note 29(a).

PRICEWATERHOUSECOOPERS

13 INVESTMENTS IN ASSOCIATED COMPANIES

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Share of net assets	60,214	61,778	46,343

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	49,492	44,608	29,214

Unlisted investments represented equity interests in the associated companies. On 20th October, 2003, the Company entered into agreements to dispose certain of its equity interests in associated companies to its ultimate holding company, China Shipping (Group) Company, at RMB15,924,000 resulting in losses totalling RMB1,663,000. Details of the remaining associated company as at 31st December, 2003 is set out in Note 29(b).

14 INVESTMENT SECURITIES

	The Group and the company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	70,600	70,600	—

Unlisted investments represented equity interests in certain related companies. On 20th October, 2003, the Company entered into agreements to dispose all of these equity interests to its ultimate holding company, China Shipping (Group) Company, at their aggregate carrying value of RMB70,600,000.

PRICEWATERHOUSECOOPERS

15 TRADE AND NOTES RECEIVABLES

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade receivables			
— Fellow subsidiaries	1,053,909	1,418,004	1,164,643
— Others	407,553	654,633	1,136,919
	1,461,462	2,072,637	2,301,562
Notes receivables	4,404	2,581	59,405
	1,465,866	2,075,218	2,360,967

The aging analysis of trade and notes receivables is as follows:

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	1,389,773	1,423,384	2,133,924
4 to 6 months	66,585	608,351	298,628
7 to 9 months	49,761	51,198	43,045
10 to 12 months	2,651	80,775	12,613
1 to 2 years	333	10,523	1,228
	1,509,103	2,174,231	2,489,438
Less: provision for doubtful receivables	(43,237)	(99,013)	(128,471)
	1,465,866	2,075,218	2,360,967

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade receivables			
— Subsidiaries	1,639	11,866	1,016,755
— Fellow subsidiaries	1,053,909	1,418,004	1,164,643
— Others	365,198	610,595	416,329
	1,420,746	2,040,465	2,597,727
Notes receivables	4,404	2,381	29,096
	1,425,150	2,042,846	2,626,823

The aging analysis of trade and notes receivables is as follows:

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	1,347,131	1,389,453	2,395,613
4 to 6 months	66,585	608,351	298,628
7 to 9 months	49,761	51,198	43,045
10 to 12 months	2,651	80,775	12,613
1 to 2 years	333	10,523	1,228
	1,466,461	2,140,300	2,751,127
Less: provision for doubtful receivables	(41,311)	(97,454)	(124,304)
	1,425,150	2,042,846	2,626,823

Credit policy

Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

16 BANK BALANCES AND CASH

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Cash and bank deposits denominated in:			
— Renminbi	144,571	305,728	440,041
— United States dollars	226,963	292,516	998,099
— Others	19	27	46,324
	371,553	598,271	1,484,464
Less: Restricted bank balances denominated in Renminbi	—	(83,000)	—
	371,553	515,271	1,484,464

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Cash and bank deposits denominated in:			
— Renminbi	138,063	286,039	203,365
— United States dollars	226,963	288,894	908,880
— Others	19	27	39,665
	365,045	574,960	1,151,910
Less: Restricted bank balances denominated in Renminbi	—	(83,000)	—
	365,045	491,960	1,151,910

Restricted bank balances are pledged as securities for short-term bank loans (Note 18). These pledged bank balances were placed in a bank account with the lending bank, bore interest at 1.88% per annum and was released upon full settlement of the short-term bank loans on 19th June, 2003.

PRICEWATERHOUSECOOPERS

17 TRADE AND NOTES PAYABLES

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade payables			
— Fellow subsidiaries	427,856	310,804	200,591
— Others	592,980	422,477	766,964
	1,020,836	733,281	967,555
Notes payables	—	485,198	516,618
	1,020,836	1,218,479	1,484,173

The aging analysis of trade and notes payables is as follows:

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	831,860	995,548	1,225,794
4 to 6 months	177,337	205,475	221,933
7 to 9 months	11,339	12,106	20,727
10 to 12 months	—	4,476	15,554
1 to 2 years	300	874	165
	1,020,836	1,218,479	1,484,173

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade payables			
— Subsidiaries	4,787	19,663	529,837
— Fellow subsidiaries	427,856	310,804	169,668
— Others	550,080	367,144	391,082
	982,723	697,611	1,090,587
Notes payables	—	485,198	531,618
	982,723	1,182,809	1,622,205

The aging analysis of trade and notes payables is as follows:

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	793,747	959,878	1,363,826
4 to 6 months	177,337	205,475	221,933
7 to 9 months	11,339	12,106	20,727
10 to 12 months	—	4,476	15,554
1 to 2 years	300	874	165
	982,723	1,182,809	1,622,205

18 SHORT-TERM BANK LOANS

	The Group and the Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Secured *(note (i))*	—	82,800	—
Unsecured *(note (ii))*	1,315,080	1,505,780	1,389,720
	1,315,080	1,588,580	1,389,720

(i) As at 31st December, 2002, these short-term bank loans were secured by restricted bank deposits amounting to RMB83,000,000 (Note 16).

(ii) As at 31st December, 2001, 2002 and 2003, these unsecured short-term bank loans were guaranteed by China Shipping (Group) Company, the Company's ultimate holding company. The Company has obtained consents from respective banks to replace these guarantees provided by the Company upon listing of the Company's shares on the Main Board.

PRICEWATERHOUSECOOPERS

19 CAPITAL

	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	1,801,050	1,801,050	2,801,050
Capital injection	—	1,000,000	1,000,000
At end of the year	1,801,050	2,801,050	3,801,050

As at 18th December, 2002 and 14th October, 2003, China Shipping (Group) Company injected capital of RMB1,000,000,000 and RMB1,000,000,000 respectively. These increases in capital had been verified by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, certified public accountants registered in the PRC, and approved by Shanghai Administration Bureau for Industry and Commerce.

20 RESERVES

	The Group					
	Capital surplus	Statutory surplus reserve *(note (iv))*	Statutory public welfare fund *(note (v))*	Share issuance costs	Accumulated losses	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1st January, 2001	—	—	—	—	(669,097)	(669,097)
Loss for the year	—	—	—	—	(1,338,416)	(1,338,416)
Profit appropriation	—	245	169	—	(414)	—
As at 31st December, 2001	—	245	169	—	(2,007,927)	(2,007,513)
Dividend waived by a minority shareholder of a subsidiary *(note (i))*	3,038	—	—	—	—	3,038
Loss for the year	—	—	—	—	(597,087)	(597,087)
Profit appropriation	—	121	121	—	(242)	—
As at 31st December, 2002	3,038	366	290	—	(2,605,256)	(2,601,562)
Dividend waived by a minority shareholder of a subsidiary *(note (ii))*	212	—	—	—	—	212
Share issuance costs	—	—	—	(4,519)	—	(4,519)
Conversion of liability into capital surplus *(note (iii))*	1,048,636	—	—	—	—	1,048,636
Profit for the year	—	—	—	—	1,382,872	1,382,872
Profit appropriation	—	9,729	9,729	—	(19,458)	—
As at 31st December, 2003	1,051,886	10,095	10,019	(4,519)	(1,241,842)	(174,361)

	The Company			
	Capital surplus	Share issuance costs	Accumulated losses	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As at 1st January, 2001	—	—	(674,262)	(674,262)
Loss for the year	—	—	(1,343,690)	(1,343,690)
As at 31st December, 2001	—	—	(2,017,952)	(2,017,952)
Loss for the year	—	—	(604,976)	(604,976)
As at 31st December, 2002	—	—	(2,622,928)	(2,622,928)
Share issuance cost	—	(4,519)	—	(4,519)
Conversion of liability into capital surplus *(note (iii))*	1,048,636	—	—	1,048,636
Profit for the year	—	—	1,101,253	1,101,253
As at 31st December, 2003	1,048,636	(4,519)	(1,521,675)	(477,558)

(i) During the year ended 31st December, 2002, China Shipping (Group) Company, being the ultimate holding company of the Company and the 50% shareholder of Shanghai Puhai Shipping Co., Ltd. ("Shanghai Puhai") (Note 29(a)), waived its right in the dividend declared by Shanghai Puhai of RMB3,038,000. Accordingly, the corresponding amount waived was transferred to capital surplus.

(ii) During the year ended 31st December, 2003, China Shipping Agency Co., Ltd., being the 10% minority shareholder of China Shipping Container Lines (Haikou) Co., Ltd. ("CS (Haikou)") (Note 29(a)), waived its right in the dividend declared by CS (Haikou) of RMB212,000. Accordingly, the corresponding amount waived was transferred to capital surplus.

(iii) On 30th October, 2003, the Company capitalised an amount of RMB1,048,636,000 due to China Shipping (Group) Company, the Company's ultimate holding company, as capital surplus.

(iv) In accordance with the PRC regulations and the Articles of Association of the companies within the Group, before distributing the net profit of each year, each of the companies registered in the PRC is required to set aside 10% of its statutory net profit for the year after offsetting any prior year's losses as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of each company's share capital, any further appropriation is optional. The statutory surplus reserve fund can be utilised to offset prior years' losses or to issue bonus shares. However, such statutory surplus reserve fund must be maintained at a minimum of 25% of the entity's share capital after such issuance.

(v) Companies registered in the PRC within the Group are required to set aside 5% to 10% of their statutory net profit for the year as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory public welfare fund. The statutory public welfare fund is to be utilised to build or acquire capital items, for the entity's employees and cannot be used to pay off staff welfare expenses. Titles to these capital items remain with the entity.

21 LONG-TERM BANK LOANS

	The Group As at 31st December, 2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Secured			
— wholly repayable within five years	181,000	36,000	—
— not wholly repayable within five years	1,124,340	2,009,814	4,197,174
	1,305,340	2,045,814	4,197,174
Unsecured			
— wholly repayable within five years	—	—	—
— not wholly repayable within five years	—	—	423,113
	—	—	423,113
	1,305,340	2,045,814	4,620,287
Less: amount repayable within one year included in current liabilities	(145,000)	(26,000)	(387,515)
	1,160,340	2,019,814	4,232,772

	The Group As at 31st December, 2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Long-term bank loans			
Within one year	145,000	26,000	387,515
After one year but within two years	26,000	397,515	481,462
After two years but within five years	1,000,000	1,248,818	1,626,467
After five years	134,340	373,481	2,124,843
	1,305,340	2,045,814	4,620,287

PRICEWATERHOUSECOOPERS

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Secured			
— wholly repayable within five years	181,000	36,000	—
— not wholly repayable within five years	1,124,340	2,009,814	4,197,174
	1,305,340	2,045,814	4,197,174
Less: amount repayable within one year included in current liabilities	(145,000)	(26,000)	(387,515)
	1,160,340	2,019,814	3,809,659

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
The bank loans are repayable as follows:			
Within one year	145,000	26,000	387,515
After one year but within two years	26,000	397,515	445,030
After two years but within five years	1,000,000	1,248,818	1,517,170
After five years	134,340	373,481	1,847,459
	1,305,340	2,045,814	4,197,174

As at 31st December, 2003, the Group's long-term bank loans which were secured by certain container vessels of the Group and the Company amounted to RMB3,109,502,000 (2002: RMB2,086,854,000; 2001: RMB670,711,000) (Note 10).

22 FINANCE LEASE OBLIGATIONS

The Group and the Company
As at 31st December, 2001

	Minimum lease payment RMB'000	Finance charges RMB'000	Net present value of minimum lease payment RMB'000
Finance lease obligations			
No later than one year	395,716	217,688	178,028
Later than one year and not later than two years	395,716	189,069	206,647
Later than two years and not later than five years	1,026,062	328,939	697,123
Later than five years	343,398	54,936	288,462
	2,160,892	790,632	1,370,260
Less: no later than one year (current portion)	(395,716)	(217,688)	(178,028)
	1,765,176	572,944	1,192,232

The Group and the Company
As at 31st December, 2002

	Minimum lease payment RMB'000	Finance charges RMB'000	Net present value of minimum lease payment RMB'000
Finance lease obligations			
No later than one year	459,335	221,182	238,153
Later than one year and not later than two years	459,443	184,113	275,330
Later than two years and not later than five years	1,016,663	275,790	740,873
Later than five years	302,292	44,724	257,568
	2,237,733	725,809	1,511,924
Less: no later than one year (current portion)	(459,335)	(221,182)	(238,153)
	1,778,398	504,627	1,273,771

	The Group and the Company As at 31st December, 2003		
	Minimum lease payment	Finance charges	Net present value of minimum lease payment
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
No later than one year	565,075	230,843	334,232
Later than one year and not later than two years	564,787	178,453	386,334
Later than two years and not later than five years	1,029,970	259,714	770,256
Later than five years	418,396	55,058	363,338
	2,578,228	724,068	1,854,160
Less: no later than one year (current portion)	(565,075)	(230,843)	(334,232)
	2,013,153	493,225	1,519,928

The above finance lease obligations are related to containers leased from a fellow subsidiary. Interest is charged on the outstanding balances at 16% (2002: 16%; 2001: 18%) per annum.

PRICEWATERHOUSECOOPERS

23 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

a. Reconciliation of profit/(loss) before taxation to cash (used in)/generated from operations:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Profit/(loss) before taxation	(1,350,252)	(605,242)	1,406,918
Adjustment for:			
Depreciation	333,778	386,736	537,934
Share of results of associated companies	(7,072)	(4,128)	(8,620)
Loss on disposal of investment securities	—	—	1,663
Impairment loss of fixed assets	—	59,279	—
Interest expense	78,240	148,094	192,150
Interest income from bank deposits	(21,186)	(5,353)	(6,319)
Provision for doubtful receivables	3,307	55,776	68,811
Financial charge of finance lease obligations	220,779	236,755	258,767
Loss on disposal of fixed assets	219	8,660	895
Operating (loss)/profit before working capital changes	(742,187)	280,577	2,452,199
Decrease/(increase) in bunkers	47,732	(54,147)	(23,593)
Decrease/(increase) in trade and notes receivables	385,244	(665,128)	(354,560)
Decrease/(increase) in prepayments and other receivables	42,329	(245,567)	66,775
(Increase)/decrease in restricted bank deposits	—	(83,000)	83,000
(Decrease)/increase in trade and notes payables	(349,877)	197,643	265,694
(Decrease)/increase in accruals and other payables	(43,002)	29,148	231,793
Increase/(decrease) in amount due to ultimate holding company	280,633	101,216	(288)
Net cash (used in)/generated from operations	(379,128)	(439,258)	2,721,020

PRICEWATERHOUSECOOPERS

b. On 1st July, 2001, the Group acquired 50% equity interest in Shanghai Puhai Shipping Co., Ltd., from a related company for a cash consideration of RMB5,900,000 and Shanghai Puhai Shipping Co., Ltd. became a subsidiary of the Group (Note 29(a)). The acquisition is accounted for by acquisition accounting. Details of assets and liabilities acquired as follow.

	2001
	RMB'000
Assets/(liabilities) acquired:	
Fixed assets	21,782
Inventories	1,977
Trade and notes receivables	30,507
Prepayments and other receivables	15,179
Bank balances and cash	1,566
Trade payables	(24,424)
Accruals and other payables	(34,403)
Salary and welfare payables	(384)
Minority interests	(5,900)
	5,900
Satisfied by	
Cash	5,900

The subsidiary acquired contributed approximately RMB(7,728,999) (2002: RMB4,403,000; 2001: RMB(3,368,000)) to the Group's net operating cash flows, contributed approximately RMB2,830,000 (2002: RMB5,942,000; 2001: RMB11,800,000) in respect of the returns on investments and servicing of finance, paid RMB(12,531,000) (2002: RMB(7,613,000); 2001: RMB(2,487,000)) in respect of taxation and utilised approximately RMB(287,000) (2002: RMB(419,000); 2001: RMB(2,318,000)) for investing activities.

Net cash inflow in respect of the acquisition is analysed as follows:

	2001
	RMB'000
Cash consideration	5,900
Bank balances and cash in hand acquired	(1,566)
Net cash outflow in respect of acquisition of a subsidiary	4,334

PRICEWATERHOUSECOOPERS

c. **Significant non-cash transactions**

During the year ended 31st December, 2003, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of RMB880,309,000 (2002: RMB573,695,000; 2001: RMB633,521,000).

As at 30th October, 2003, the amount due to the ultimate holding company, China Shipping (Group) Company, of RMB1,048,636,000 was capitalised as capital surplus.

d. **Analysis of changes in financing during the year**

	Share capital	Bank loans	Loan from ultimate holding company	Finance lease obligations	Minority interests
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1st January, 2001	1,801,050	1,697,380	515,000	1,086,874	—
Inception of finance lease obligations	—	—	—	633,521	—
Minority interests' share of profits	—	—	—	—	885
Addition from acquisition of subsidiary	—	—	—	—	4,732
Cash inflow/(outflow) from financing	—	923,040	465,000	(350,135)	—
At 31st December, 2001	1,801,050	2,620,420	980,000	1,370,260	5,617
Inception of finance lease obligations	—	—	—	573,695	—
Minority interests' share of profit	—	—	—	—	2,041
Conversion of liabilities into capital surplus	—	—	—	—	3,038
Cash inflow/(outflow) from financing	1,000,000	1,013,974	655,000	(432,031)	3,598
At 31st December, 2002	2,801,050	3,634,394	1,635,000	1,511,924	14,294
Inception of finance lease obligations	—	—	—	880,309	—
Minority interests' share of profit	—	—	—	—	14,473
Conversion of liabilities into capital surplus	—	—	(670,000)	—	—
Cash inflow/(outflow) from financing	1,000,000	2,375,613	(890,466)	(538,073)	12,776
At 31st December, 2003	3,801,050	6,010,007	74,534	1,854,160	41,543

24 COMMITMENTS

a. Capital commitments

As at 31st December, 2001, 2002 and 2003, the Group and the Company had the following significant capital commitments which were not provided for in the balance sheets:

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Vessels under construction	4,082,397	3,438,851	6,373,195

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Vessels under construction	4,082,397	2,743,798	5,063,888

b. Purchase commitments

As at 31st December, 2001, 2002 and 2003, the Group and the Company had the following significant purchase commitments of bunkers which were not provided for in the balance sheets:

	The Group and the Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Purchase of bunkers	7,475	—	805,375

c. **Lease commitments**

As at 31st December, 2001, 2002 and 2003, the Group and the Company had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Land and buildings:			
— Within one year	6,259	11,046	11,294
— After one year but within five years	23,187	32,062	27,239
	29,446	43,108	38,533
Vessels chartered-in and containers under operating leases:			
— Within one year	2,010,305	2,509,931	2,942,707
— After one year but within five years	2,421,305	6,803,123	8,835,086
	4,431,610	9,313,054	11,777,793
	4,461,056	9,356,162	11,816,326

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Land and buildings:			
— Within one year	5,675	5,675	5,675
— After one year but within five years	22,701	22,701	22,701
	28,376	28,376	28,376
Vessels chartered-in and containers under operating leases:			
— Within one year	2,010,305	2,509,931	2,385,698
— After one year but within five years	2,421,305	6,803,123	5,904,629
	4,431,610	9,313,054	8,290,327
	4,459,986	9,341,430	8,318,703

25 FUTURE OPERATING LEASE ARRANGEMENTS

As at 31st December, 2001, 2002 and 2003, the Group and the Company had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Vessels chartered-out under operating leases:			
— *Within one year*	57,397	32,223	10,094
— After one year but within five years	29,511	3,675	7,467
	86,908	35,898	17,561

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Vessels chartered-out under operating leases:			
— Within one year	56,447	32,223	9,144
— After one year but within five years	25,473	3,675	—
	81,920	35,898	9,144

26 BANKING FACILITIES

The Group and the Company had aggregate banking facilities as follows:

	The Group and the Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Bank facilities	—	1,332,460	3,483,100
Amount utilised	—	(520,464)	(1,379,784)
	—	811,996	2,103,316

Details of terms of bank facilities have been set out in Notes 18, 21 and 22.

27 CONTINGENT LIABILITIES

As at 31st December, 2003, the Group and the Company have no significant contingent liabilities.

PRICEWATERHOUSECOOPERS

28 SIGNIFICANT RELATED PARTY TRANSACTIONS

Parties are considered to be related if the Group has the ability, directly or indirectly, to control the parties or exercise significant influence over the parties in making financial and operating decision, or vice versa, or where the Group and the parties are subject to common control or common significant influence.

(a) During the Relevant Periods, for the purpose of this report, the directors are of the view that the following companies are related parties of the Group:

Name	Relationship with the Group
China Shipping (Group) Company	Ultimate holding company
Rich Shipping Co., Ltd.	Fellow subsidiary
Shanghai Maritime Transport (Group) Company	Fellow subsidiary
Guangzhou Maritime Transport (Group) Co., Ltd	Fellow subsidiary
Dalian Maritime Transport (Group) Co., Ltd.	Fellow subsidiary
China Shipping Development Co., Ltd.	Fellow subsidiary
China Shipping Passenger Liner Co., Ltd.	Fellow subsidiary
China Shipping (Hainan) Haisheng Shipping & Enterprises Co., Ltd.	Fellow subsidiary
Shanghai Inchon International Ferry Co., Ltd.	Fellow subsidiary
China Shipping Terminal Development Co. Ltd.	Fellow subsidiary
China Shipping Logistics Co., Ltd.	Fellow subsidiary
China Shipping Agency Co., Ltd.	Fellow subsidiary
China Shipping Air Cargo Co. Ltd.	Fellow subsidiary
China Shipping Industry Co., Ltd.	Fellow subsidiary
China Shipping Investment Co., Ltd.	Fellow subsidiary
China Shipping International Trading Co., Ltd.	Fellow subsidiary
China Shipping Telecommunications Co., Ltd.	Fellow subsidiary
Dong Fang International Investment Limited	Fellow subsidiary
China Shipping Regional Holdings Pte Ltd.	Fellow subsidiary
China Shipping Agency (Australia) Co., Ltd.	Fellow subsidiary
China Shipping Japan Co., Ltd.	Fellow subsidiary
China Shipping Agency (Korea) Co., Ltd.	Fellow subsidiary
China Shipping (Europe) Holding GmbH	Fellow subsidiary
China Shipping Supplies Co., Ltd.	Fellow subsidiary
Universal Shipping Co. Ltd.	Fellow subsidiary
China Shipping (Hong Kong) Holdings Co., Ltd.	Fellow subsidiary
China Shipping (North America) Holding Co., Ltd.	Fellow subsidiary
West Basin Container Terminals LLC.	Related company

Other than those disclosed in Notes 5, 13, 14, 18(ii), 20, 22, the Group had the following transactions and balances with related parties, which in the opinion of the Directors, were carried out on normal commercial terms in the ordinary course of the Group's business.

(b) **Transactions with related parties**

During the Relevant Periods, the Group had the following significant transaction with related parties:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Revenue:			
Bareboat charter services	8,950	—	—
Information technology services	9,957	15,291	10,380
Lease of containers	11,054	2,210	2,790
Liner services	568,000	1,036,077	1,306,542
Expense:			
Interest expenses	24,215	88,122	80,137
Agency management services	5,701	7,847	464
Interest element of finance lease obligations in connection with lease of containers	220,779	236,755	258,767
Lease of chassis	8,636	11,494	15,922
Lease of properties	7,160	7,204	12,337
Cargo and liner agency services	389,021	516,248	291,979
Container management services	232,671	256,213	507,108
Time charter services	42,476	173,517	331,704
Bareboat charter services	95,862	82,094	74,894
Ship repair services	56,948	30,702	29,061
Supply of fresh water, vessel fuel, lubricants, spare parts and other materials	143,409	244,141	252,127
Depot services	27,638	22,397	21,092
Information technology services	14,242	15,553	22,670
Provision of motor vehicles	475	281	433
Provision of crew members	72,689	60,941	59,860
Loading and unloading services	29,266	30,818	579,492
Sub-route services	110,965	130,607	38,796
Ground container transport costs	296	376	36,180

In the opinions of Directors, the above transactions with related parties were conducted in the ordinary course of business at normal commercial terms.

The directors confirm that each of the above transaction will be continued after listing of the Company's shares on the Main Board. The Company has entered into various agreements with the respective related parties to continue the above transactions in the future.

(c) **Balances with related parties**

	As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Balances with fellow subsidiaries			
Trade receivables *(note (i))*	1,053,909	1,418,004	1,164,643
Trade payables *(note (i))*	(427,856)	(310,804)	(200,591)
Finance lease obligations *(note (ii))*	(1,370,260)	(1,511,924)	(1,854,160)
	(744,207)	(404,724)	(890,108)

	As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Amount due to ultimate holding company *(note (iii))*			
Loan from ultimate holding company	(980,000)	(1,635,000)	(74,534)
Other liabilities due to ultimate holding company	(280,633)	(381,849)	(2,925)
	(1,260,633)	(2,016,849)	(77,459)

(i) These balances arose from the ordinary course of the Group's business and are unsecured, interest free and settle in accordance with the normal industry practice.

(ii) The Group has entered into finance lease arrangements to lease containers from its fellow subsidiaries. These balances carries interest at rates agreed between both parties and repayment in accordance with the relevant lease agreement.

(iii) The loan from the ultimate holding company is unsecured, carry interest at 3.50% (2002: 5.04% to 5.49%; 2001: 5.27% to 5.94%) per annum and is fully repayable within one year from the date of advance.

Other liabilities represent advances from the ultimate holding company for working capital purpose. This balance is unsecured and interest free.

The Directors confirm that these balances will be fully settled prior to listing of the Company's shares on the Main Board.

PRICEWATERHOUSECOOPERS

29 PARTICULARS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) Subsidiaries

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries:

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
Established and operate in the PRC						
China Shipping Container Lines Dalian Co., Ltd.	5th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Guangzhou Co., Ltd.	26th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Hainan Company Limited*	14th January, 2003	Limited liability company	RMB10,000,000	40%	—	Cargo and liner agency
China Shipping Container Lines Qingdao Company Limited	13th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Shanghai Co., Ltd.	13th January, 2003	Limited liability company	RMB15,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Shenzhen Co., Ltd.	15th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Tianjin Company Limited	3rd January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Xiamen Co., Ltd.	6th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency

PRICEWATERHOUSECOOPERS

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
China Shipping Container Lines (Yangpu) Co., Ltd.	5th December, 2002	Limited liability company	RMB38,000,000	90%	4%	Domestic containers shipping cargo sales, slot booking, container transportation centre, transhipment, depot construction, repair leasing, sale and purchasing containers, leasing, sales and purchase of vessels and container related business
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd.*	13th December, 2001	Limited liability company	RMB6,000,000	40%	—	Transportation, placement and storage of containers, refrigeration, warehousing and storage business, the examination and repair of containers and chassis, leasing, import and export, and supply of equipment and external technology consulting, the importations of generators used for refrigerated containers

PRICEWATERHOUSECOOPERS

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
Shanghai Puhai Shipping Co., Ltd.* *(note 30(ii))*	19th November, 1992	Limited liability company	RMB11,800,000	50%	—	International container shipping, transportation of goods (including containers) between ports along with the mainland domestic coast and Chang Jiang (Yangtze) River, construction, repair, leasing and sales of containers, vessel leases and sales, crew labour services and training and other shipping services, cargo agency for water transportation and shipping agency services
China Shipping Container Lines (Fuzhou) Co., Ltd.	20th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Haikou) Co., Ltd.*	5th November, 2003	Limited liability company	RMB3,000,000	—	36%	Cargo and liner agency
China Shipping Container Lines (Jiangsu) Co., Ltd.	19th September, 2003	Limited liability company	RMB6,500,000	45%	49.5%	Transportation
China Shipping Container Lines Lianyungang Co., Ltd.	12th March, 2003	Limited liability company	RMB5,000,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Qinhuangdao) Co., Ltd.	6th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Rizhao) Co., Ltd.	18th July, 2003	Limited liability company	RMB500,000	—	90.1%	Cargo and liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
China Shipping Container Lines (Zhejiang) Co., Ltd.	18th June, 2003	Limited liability company	RMB7,000,000	45%	49.5%	Cargo and liner agency
Dandong China Shipping Container Lines Co., Ltd.	18th April, 2003	Limited liability company	RMB500,000	—	90.01%	Cargo and liner agency
Dongguan China Shipping Container Lines Co., Ltd.	14th May, 2004	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Fangchenggang China Shipping Container Lines Co., Ltd.	6th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jiangmen China Shipping Container Lines Co., Ltd.	21st August, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jinzhou China Shipping Container Lines Co., Ltd.	18th March, 2003	Limited liability company	RMB500,000	—	90.1%	Cargo and liner agency
Quanzhou China Shipping Container Lines Co., Ltd.	2nd September, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Shantou China Shipping Container Lines Co., Ltd.	18th April, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Yingkou China Shipping Container Lines Co., Ltd.	9th January, 2003	Limited liability company	RMB1,000,000	10%	81%	Cargo and liner agency
Zhanjiang China Shipping Container Lines Co., Ltd.	23rd May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Zhongshan China Shipping Container Lines Co., Ltd.	15th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Incorporated and operate in Hong Kong						
China Shipping Container Lines (Hong Kong) Co., Ltd.	3rd July, 2002	Limited liability company	HK$ 1,000,000	100%	—	Liner agency

PRICEWATERHOUSECOOPERS

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
Incorporated in the British Virgin Islands						
China Shipping Container Lines (Asia) Co., Ltd.	28th October, 2002	Limited liability company	US$50,000	100%	—	Sale, purchase and lease of vessels
Intercontinental Computer Co., Ltd.	8th April, 2003	Limited liability company	US$50,000	—	100%	Development of information technology systems and provision of information technology services
Yangshan A Shipping Company Limited	23rd December, 2003	Limited liability company	US$50,000	—	100%	Owning of vessel
Yangshan B Shipping Company Limited	23rd December, 2003	Limited liability company	US$50,000	—	100%	Owning of vessel
Incorporated in the Republic of Cyprus						
Arisa Navigation Company Limited	18th June, 2002	Limited liability company	CYP1,000	100%	—	Owning of vessel

* According to respective Memorandum and Articles of Association, the Company has the power to appoint more than half of the total number of directors of these companies. These companies are therefore accounted for as subsidiaries.

(b) **Associated company**

As of 31st December, 2003, the Group had direct equity interests in the following associated company:

Name	Date of establishment	Type of legal entity	Place of operation	Registered capital	Attributable equity interest	Principal activities
Established in the PRC						
Shanghai HaiXin YuanCang International Logistics Co., Ltd.	18th May, 1995	Limited liability company	PRC	US$11,600,000	40%	Cargo and liner agency

All subsidiaries and associated company are private companies, or if incorporated or established outside Hong Kong, have substantially the same characteristics as a Hong Kong incorporated private company.

The English names of certain subsidiaries and the associated company referred to in these accounts represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

PRICEWATERHOUSECOOPERS

30 SUBSEQUENT EVENTS

(i) Pursuant to the Reorganisation, the Company was transformed into a joint stock limited company on 3rd March, 2004 by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each.

(ii) On 10th May, 2004, the Company, China Shipping Logistics Co., Ltd., China Shipping Agency Co., Ltd., China Shipping Industry Co., Ltd. and Shanghai Puhai entered into an agreement under which, conditional upon listing of the Company on the Main Board being obtained, the Company has agreed to inject an additional RMB500,000,000 capital and the remaining companies have agreed to inject additional amounts in aggregate of RMB50,300,000 capital into Shanghai Puhai. Upon completion of capital injection, the Company's equity interest in Shanghai Puhai will increase to approximately 90%.

(iii) Subsequent to 31st December, 2003, the directors of the Company resolved to distribute the statutory net profit of the Company for the period from 1st November, 2003 to 2nd March, 2004 to China Shipping (Group) Company. The directors of the Company estimate that this distribution will be amounted to approximately RMB511,964,000.

(iv) Subsequent to 31st December, 2003, the Group acquired certain properties for office premise and investment purposes from third parties amounting to approximately RMB106,881,000.

(v) On 6th April, 2004, two subsidiaries of the Group have entered into a loan agreement with a consortium of lenders for long-term loan facilities totalling US$105 million for construction of two container vessels. These loan facilities are secured against the relevant container vessels and the shares of these subsidiaries. Pursuant to the loan agreement, the charterhire receivables of these vessels are assigned to the lenders and the charterhire receivables are required to be deposited in special accounts charged in favour of the lenders. As at the date of this report, the Group has drawn down US$88.22 million.

In April 2004, another subsidiary of the Group also entered into a loan agreement with a bank for a secured short-term loan of US$125 million, which is secured against deposits given by China Shipping (Group) Company. On 30th April, 2004, the Group drew down the full amount of this secured short-term loan facility. The Group will apply part of the net proceeds from the listing to fully repay this secured short-term loan and the pledged deposits given by China Shipping (Group) Company will be released accordingly.

31 ULTIMATE HOLDING COMPANY

The Directors regard China Shipping (Group) Company, a state-owned enterprise established in the PRC as being the ultimate holding company of the Group.

III SUBSEQUENT ACCOUNTS

No audited accounts have been prepared by the Company or any of the companies now comprising the Group in respect of any period subsequent to 31st December, 2003. In addition, no dividend has been declared, made or paid by the Company or any of the companies now comprising the Group in respect of any period subsequent to 31st December, 2003.

Yours faithfully,

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

The Directors
China Shipping Container Lines Co., Ltd.
BNP Paribas Peregrine Capital Limited

Our Ref: PYS.DKBL/02064813.A001

4th June, 2004

Dear Sirs,

We have reviewed the calculations and accounting policies adopted in arriving at the forecast of the consolidated profit after taxation and minority interests but before extraordinary items of China Shipping Container Lines Co., Ltd. (the "Company") and its subsidiaries (hereinafter collectively referred to in this letter as the "Group") for the year ending 31st December, 2004 (the "Forecast") as set out in the subsection headed "Profit forecast" in the section headed "Financial information" in the prospectus of the Company dated 4th June, 2004 (the "Prospectus").

We conducted our work in accordance with the Auditing Guideline 3.341 on "Accountants' report on profit forecasts" issued by the Hong Kong Society of Accountants.

The Forecast, for which the directors of the Company are solely responsible, has been prepared by them based on the unaudited consolidated management accounts for the three months ended 31st March, 2004 and a forecast of the consolidated results of the Group for the remaining nine months ending 31st December, 2004.

In our opinion, the Forecast, so far as the calculations and accounting policies are concerned, has been properly compiled in accordance with the bases and assumptions made by the directors of the Company as set out in Part 1 of appendix III to the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in our accountants' report dated 4th June, 2004, the text of which is set out in appendix I to the Prospectus.

Yours faithfully,

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

Sallmanns

西門

Corporate valuation and consultancy

www.sallmanns.com

22nd Floor, Siu On Centre
188 Lockhart Road
Wanchai, Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2528 5079

4th June, 2004

The Directors
China Shipping Container Lines Company Limited
27th Floor
450 Fushan Road
Pudong New District
Shanghai
The People's Republic of China

Dear Sirs,

In accordance with your instructions to value the properties in which China Shipping Container Lines Company Limited (hereinafter referred to as the "Company") and its subsidiaries (hereinafter together referred to as the "Group") have interests in the People's Republic of China (the "PRC") and Hong Kong, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the values of the relevant property interests as at 31st March, 2004.

Our valuations of the property interests represent the open market values which we would define as intended to mean "an opinion of the best price at which the sale of an interest in properties would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the properties and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations have been made on the assumption that the seller sells the property interests on the open market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the values of the property interests.

No allowance has been made in our report for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their values.

We have valued the property interests by direct comparison approach assuming sale of the property interests in their existing state with the benefit of immediate vacant possession and by making reference to comparable sale transactions as available in the relevant market.

The property interests in Group II and III, which are rented by the Group, have been attributed no commercial value due mainly to the short term nature or the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rents.

In our valuations, we have complied with all the requirements contained in Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited. We have also complied with all the requirements contained in the Hong Kong Guidance Notes on the Valuation of Property Assets (2nd Edition) published by the Hong Kong Institute of Surveyors in March 2000.

The Group leases 49 properties with an aggregate gross floor area of approximately 18,000 sq.m. and a parcel of land with a site area of approximately 25,000 sq.m. in the PRC and a property with a gross floor area of approximately 2,000 sq.m. in Hong Kong from various independent parties. According to an opinion given by the Company's PRC legal advisor, Jingtian & Gongcheng, the Lease Agreements for 31 items of the rented properties situated in the PRC are legal and valid.

The Group also leases 7 properties with an aggregate gross floor area of approximately 16,000 sq.m. from other subsidiaries of China Shipping Group. In our opinion, the rents for such 7 properties are fair and reasonable. According to an opinion given by the Group's PRC legal advisor, the Lease Agreements for such rented properties are legal and valid.

As the Company is in compliance with paragraph 3(b) of Practice Note 16 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, we have excluded the valuation certificates for Property nos.4 to 60 from our valuation report in this prospectus.

We have been shown copies of various title documents including State-owned Land Use Rights Certificates and Building Ownership Certificates relating to the property interests and have made relevant enquiries where possible. However, we have not searched the original documents to verify any amendments which may not appear on the copies handed to us or any material encumbrances that might be attached to the property interests or any lease amendments. We have relied on the advice given by the Group's PRC legal adviser — Jingtian & Gongcheng, concerning the validity of the Group's titles to the property interests situated in the PRC.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the property interests. However, no structural survey has been made, but in the course of our inspections, we did not note any serious defects. We are not, however, able to report whether the property interests are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have relied to a considerable extent on the information provided to us and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, occupation, letting, rentals, site and floor areas and all other relevant matters.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also sought from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary amounts stated in this report are in Renminbi (RMB).

Our valuations are summarised below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
Sallmanns (Far East) Limited

Paul L. Brown
BSc. FRICS FHKIS
Director

Note: Paul L. Brown is a Chartered Surveyor who has 21 years of experience in the valuation of properties in the PRC and 24 years of property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.

SUMMARY OF VALUES

Group I — Property interests held and occupied by the Group in the PRC

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*	Interest Attributable to the Group	Open market value attributable to the Group as at 31st March, 2004 *RMB*
1.	Room 1515 on level 13 Business Building Duty-free Zone East Ningbo City Zhejiang Province The PRC	263,000	94.5%	249,000
2.	The whole of levels 2, 3 and 4 and 23 underground car parking spaces Suntime International Mansion 450 Fushan Road Pudong New District Shanghai The PRC	No commercial value	100%	No commercial value
	Sub-Total:			249,000

Group II — Property interest rented and occupied by the Group in Hong Kong

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
3.	The whole of level 69 The Center 99 Queen's Road Central Hong Kong	No Commercial Value
	Sub-Total:	Nil

Group III — Property interests rented and occupied by the Group in the PRC

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
4.	Rooms A, B, C and D on level 27 450 Fushan Road Pudong New District Shanghai The PRC	No Commercial Value
5.	Portion of levels 3 to 10 Haiyun Building 700 Dongdaming Road Shanghai The PRC	No Commercial Value
6.	The whole building of Haiyun Business Building 147 Gaoyang Road Shanghai The PRC	No Commercial Value
7.	Rooms A, B, C, D, E, F and G on level 16 Jin'an Building 908 Dongdaming Road Hongkou District Shanghai The PRC	No Commercial Value
8.	The whole of level 25 Hualian Business Building 55 Dongdu Road Ningbo City Zhejiang Province The PRC	No Commercial Value
9.	Rooms 601, 602, 603 and 604 Guangyin Building North Youyi Road Hexi District Tianjin The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
10.	Room 401 of level 4, Room 507 and a hall on level 5 Waidai Building 25 Haibin Road Qinhuangdao City Hebei Province The PRC	No Commercial Value
11.	An office room on level 12 707 Lianmeng Road Shijiazhuang City Hebei Province The PRC	No Commercial Value
12.	Three office rooms at 111 Jindi Road Nankai District Baoding City Hebei Province The PRC	No Commercial Value
13.	Rooms 303 to 305 on level 3 Jixie Building Gangwanda Road Shekou Shenzhen City Guangdong Province The PRC	No Commercial Value
14.	Rooms 301 to 302 on level 3 Jixie Building Gangwanda Road Shekou Shenzhen City Guangdong Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
15.	Rooms 1111 and 1112 on level 11 Haigang Building Shenyan Road Yantian District Shenzhen City Guangdong Province The PRC	No Commercial Value
16.	Room 14B on level 14 The New Era Plaza 1 Taizi Road Shekou Shenzhen City Guangdong Province The PRC	No Commercial Value
17.	An open area along Yueliangwanda Road Nanshan District Shenzhen City Guangdong Province The PRC	No Commercial Value
18.	Rooms 2206, 2208, 2209, 2210 and 2211 on level 22 Block A International Chamber of Commerce Building Fuhuayi Road Futian District Shenzhen City Guangdong Province The PRC	No Commercial Value
19.	Rooms 2301 to 2305 and 2312 on level 23 Block A International Chamber of Commerce Building Fuhuayi Road Futian District Shenzhen City Guangdong Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
20.	Rooms 522, 524, 526, 527, 528, 529, 531 and 533 on level 5 at 207 Zhongxin Road Zhangdian District Zibo City Shandong Province The PRC	No Commercial Value
21.	Three office rooms on level 16 Wenjing Building 155 Shengli Road Yantai City Shandong Province The PRC	No Commercial Value
22.	The whole of level 10 Shiji Building 39 West Donghai Road Shinan District Qingdao City Shandong Province The PRC	No Commercial Value
23.	Southern part of level 3 Maritime Safety Administration Office Building Middle section of Beijing Road Rizhao City Shandong Province The PRC	No Commercial Value
24.	The whole of level 18 Shenye Building 2-1 Gangwan Street Zhongshan District Dalian City Liaoning Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
25.	Room 302 on level 3 in Block 53 Economic Corporation District H Border Dandong City Liaoning Province The PRC	No Commercial Value
26.	The western part of level 4 Entrance 2 Block 15 Haijing Garden Jinzhou City Liaoning Province The PRC	No Commercial Value
27.	The western part of level 6 Entrance 3 of the Northern Block Fengjingchu Garden Jinzhou City Liaoning Province The PRC	No Commercial Value
28.	The western part of level 2 of an office building Block 1 1 Jingang Street Economic & Technological Development Zone Jinzhou City Liaoning Province The PRC	No Commercial Value
29.	The eastern part of level 2 Entrance 1 Block 3 Hailanghua Residential Area Jinzhou City Liaoning Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
30.	The eastern part of level 3 Western Entrance 2 Ding Block 4 Hailanghua Residential Area Jinzhou City Liaoning Province The PRC	No Commercial Value
31.	The western part of level 5 Entrance 3 Block 3 Hailanghua Residential Area Jinzhou City Liaoning Province The PRC	No Commercial Value
32.	Level 7 Haiyun Building Tianshan Street Economic & Technological Development Zone Yingkou City Liaoning Province The PRC	No Commercial Value
33.	The whole of level 9 International Line Transportation Center 163 West Zhonghua Road Lianyungang City Jiangsu Province The PRC	No Commercial Value
34.	Room 501 on level 5 International Line Transportation Center 163 West Zhonghua Road Lianyungang City Jiangsu Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
35.	Portion of level 10 International Line Transportation Center 163 West Zhonghua Road Lianyungang City Jiangsu Province The PRC	No Commercial Value
36.	Rooms 1607 and 1608 on level 16 Changjiang Trade Building 99 Changjiang Road Nanjing City Jiangsu Province The PRC	No Commercial Value
37.	Portion of Level 9 Haigang Building 1 Youyi Road Xiashan District Zhanjiang City Guangdong Province The PRC	No Commercial Value
38.	2 office rooms on level 1 Composite Office Building Sanrong Harbor Duanzhouba Road Zhaoqing City Guangdong Province The PRC	No Commercial Value
39.	Rooms 302 and 303 Ganghang Building 3 Yanjiangdongyi Road Huoju Development Zone Zhongshan City Guangdong Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
40.	Room 402 on level 4 Ganghang Building 3 Yanjiangdongyi Road Huoju Development Zone Zhongshan City Guangdong Province The PRC	No Commercial Value
41.	Rooms 302 and 303 on level 3 Meijia Building Yazaitang Guantai Road Dongguan City Guangdong Province The PRC	No Commercial Value
42.	Basement of Ancillary building of Nanfang Building Guichenghaiwu Road Nanhai District Foshan City Guangdong Province The PRC	No Commercial Value
43.	The southern part of level 11 Xincheng Building 17 Jihuawu Road Foshan City Guangdong Province The PRC	No Commercial Value
44.	Room 824 on level 8 Jinhua Commerce Centre 65 Donghuayi Road Jiangmen City Guangdong Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
45.	Rooms 1, 2, 3, 8 and 9 on level 8 Haishi Building 47 Haibin Road Hantou City Guangdong Province The PRC	No Commercial Value
46.	Room 02 on level 4 Hongjian Mansion 2 South Guifengxiang Road Shunde City Guangdong Province The PRC	No Commercial Value
47.	Rooms 301 to 304 on level 3 Ancillary building of New Port Office Building 1 Gangqian Road Development Zone Guangzhou City Guangdong Province The PRC	No Commercial Value
48.	Rooms 212 to 216 on level 3 Block B 6 Xingang Road Development Zone Guangzhou City Guangdong Province The PRC	No Commercial Value
49.	The whole of level 24 Guangzhou International Trade Centre 1 West Linhe Road Tianhe District Guangzhou City Guangdong Province The PRC	No Commercial Value

No. Property	Open market value in existing state as at 31st March, 2004 *RMB*
50. Portion of level 9 Insurance Building 8 Youyi Avenue Gangkou District Fangchenggang City Guangxi Province The PRC	No Commercial Value
51. Portion of level 11 Insurance Building 8 Youyi Avenue Gangkou District Fangchenggang City Guangxi Province The PRC	No Commercial Value
52. Room 106 on level 1 Office Building of Yangpu Harbor Company Yangpu Economic Development Zone Haikou City Hainan Province The PRC	No Commercial Value
53. Room 2403 on level 24 Dihao Building Binhaida Road Haikou City Hainan Province The PRC	No Commercial Value
54. Room 1406 on level 14 Nanyang Building 81 Binhaida Road Haikou City Hainan Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
55.	Rooms 2605 and 2606 on level 26 Libaotianma Plaza 1 North Wuyi Road Fuzhou City Fujian Province The PRC	No Commercial Value
56.	The eastern part of level 1 Cadre Training Centre Chunyuan Road Putian City Fujian Province The PRC	No Commercial Value
57.	Units A and B on level 20 Quanzhou Building of Fujian Industrial Bank Fengze Street Quanzhou City Fujian Province The PRC	No Commercial Value
58.	Flat B, C1 and T on level 6 Baoshui Market Building 88 Xiangyu Road Huli District Xiamen City Fujian Province The PRC	No Commercial Value
59.	Rooms 312 and 313 on level 3 Longjiang Building East Shengli Road Zhangzhou City Fujian Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
60.	Room 2001 Block SOHO-C Yinhai International Flat 612-614 Beijing Road Kunming City Yunnan Province The PRC	No Commercial Value
	Sub-Total:	Nil
	Grand-total:	249,000

VALUATION CERTIFICATE

Group I — Property interests held and occupied by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at 31st March, 2004 *RMB*
1.	Room 1515 on level 13 Business Building Duty-free Zone East Ningbo City Zhejiang Province The PRC	The property comprises an office unit on level 13 of a 13-storey office building completed in about 2002. The office unit has a gross floor area of approximately 77.24 sq.m. The property was granted with a divided share of the land use rights for a term expiring on 5th September, 2042 for commercial and office uses.	The property is currently occupied by the Group for office purposes.	263,000 94.5% interest attributable to the Group: 249,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate, Yong Bao Tu Guo Yong (2003) Zi No.0203 issued by the State Land Administrative Bureau of Duty-free Zone, Ningbo City, the land use rights of the property were granted to China Shipping Container Lines (Zhejiang) Company Limited, a 94.5% interest owned subsidiary of the Company for a term expiring on 5th September, 2042 for commercial and office uses.

2. Pursuant to a Building Ownership Certificate, Yong Fang Quan Zheng Bao Zi No.20030192 dated 19th August, 2003 issued by the Building Management Bureau of Ningbo City, the building ownership right of the property is held by China Shipping Container Lines (Zhejiang) Company Limited.

3. According to an opinion given by the Company's PRC legal adviser, the property is legally and validly owned by the Group and can be freely sublet, transferred or mortgaged by the Group. The property is not subject to any mortgages or any other material encumbrances.

4. Pursuant to a Purchase Agreement dated 22nd June, 2003, the property was purchased by the Group at a consideration of RMB247,168.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at 31st March, 2004 *RMB*
2.	The whole of levels 2, 3 and 4 and 23 underground car parking spaces Suntime International Mansion 450 Fushan Road Pudong New District Shanghai The PRC	The property comprises the whole of levels 2, 3 and 4 of a 30-storey office building completed in about 1999. The property also comprises 23 underground car parking lots. The property excluding the 23 car parking spaces has a total gross floor area of approximately 9,574.46 sq.m.	The property is currently in the process of decoration and will be used for office and car parking purposes except for 3 office units which are subject to a lease as stated in Note 7.	No commercial value

Notes:

1. Pursuant to a Purchase Agreement entered into between Shanghai Xingao Real Estate Company Limited ("Shanghai Xingao") and the Company dated 4th March, 2004, the Company purchased the whole of level 3 of Suntime International Mansion with a total gross floor area of approximately 3,212.46 sq.m. and 3 underground car parking lots with a total gross floor area of approximately 186.9 sq.m. at a total consideration of approximately RMB57,503,000. The Company has approval to start the interior decoration upon paying the first installment and management fee.

2. Pursuant to a Purchase Agreement entered into between Shanghai Xingao and the Company dated 10th May, 2004, the Company acquired the 2nd level of Suntime International Mansion with a gross floor area of approximately 3,164.47 sq.m. and 10 underground car parking spaces with a total gross floor area of approximately 623 sq.m. at a total consideration of RMB55,707,896. The Company has approval to start the interior decoration work upon paying the first installment and management fee.

3. Pursuant to a Purchase Agreement entered into between Shanghai Xingao and the Company dated 10th May, 2004, the Company acquired the 4th level of Suntime International Mansion with a gross floor area of approximately 3,197.53 sq.m. and 10 underground car parking spaces with a total gross floor area of approximately 623 sq.m. at a total consideration of RMB56,263,304.

4. Pursuant to 3 copy receipts provided by the Company, the Company has paid the down payments of RMB2,000,000, RMB5,000,000 and RMB5,000,000 respectively to Shanghai Xingao for the transactions mentioned in Notes 1, 2 and 3. The balances must be settled on 20th June, 2004 for the 1st transaction and 30th June, 2004 for the 2nd and 3rd transactions respectively.

5. Within 120 days after all the considerations have been fully paid and settled, the Company can then apply for the relevant title certificates and register with the relevant government authorities. As confirmed by the Company, they will apply for the relevant real estate certificates upon fulfilling the above conditions.

6. Pursuant to the Purchase Agreement mentioned in note 3, Shanghai Xingao agrees and allows the Company to use 2 storage rooms on basement level 2 at nil consideration.

7. Pursuant to a Tenancy Agreement entered into between Shanghai Xingao and China Union Pay Company Limited ("China Union Pay"), units A, C and D on level 4 with a total gross floor area of approximately 2,037.09 sq.m. are leased to China Union Pay for a term commencing from 1st January, 2004 and expiring on 31st December, 2005 at a monthly rent of RMB207,966.50.

   Pursuant to an Agreement dated 13th May, 2004 entered into between Shanghai Xingao, China Union Pay and the Company, the rent mentioned above will be paid directly to the Company commencing from 1st June, 2004.

8. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal adviser, which contains, inter alia, the following information

   (i) the purchase agreements are legal, valid and enforceable.

   (ii) there is no legal impediment for the Group to obtain the relevant Real Estate Title Certificates for the property provided that the parties to the purchase agreements have duly fulfilled their obligations under the agreements and have completed the relevant transfer procedure.

   (iii) the property is not subject to any mortgages or any other material encumbrances.

9. As the transactions are not completed and the status of the transfer right is currently unknown, we have attributed no commercial value to the property. However, for reference purposes, we are of the opinion that the value of the property is in the amount of RMB169,500,000 providing that the title documents of the property have been obtained by the Group and the Group is entitled to freely transfer, sublet or mortgage the property.

1. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus delivered to the Registrar of Companies in Hong Kong for registration were copies of the **WHITE** and **YELLOW** application forms, the written consents referred to in paragraph 7I of appendix VIII to this prospectus, the name, address and description of the Selling Shareholder, the statement of adjustments made by PricewaterhouseCoopers in auditing the figures set out in their accountants' report set out in appendix I to this prospectus and copies of the material contracts referred to in paragraph 4A of appendix VIII to this prospectus. 3rd Sch(17) s342C(3)

2. DOCUMENTS AVAILABLE FOR INSPECTION App1A(53)

Copies of the following documents will be available for inspection at the offices of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours up to and including 18th June, 2004: S342(1)(a)(iii) Rule 19A.29(4)

(a) the Articles of Association together with a certified English translation;

(b) the Accountants' Report prepared by PricewaterhouseCoopers, the text of which is set out in appendix I to this prospectus, together with the statement of adjustments;

(c) the letters relating to the profit forecast, the texts of which are set out in appendix III to this prospectus;

(d) the letter dated 4th June, 2004 summary of values and with valuation certificate relating to the property interests, of the Company prepared by Sallmanns (Far East) Limited, the texts of which are set out in appendix IV to this prospectus;

(e) the material contracts referred to in paragraph 4A of appendix VIII to this prospectus together with certified English translations;

(f) the service contracts with Directors, referred to in paragraph 5A of appendix VIII to this prospectus together with certified English translations;

(g) the written consents referred to in paragraph 7I of appendix VIII to this prospectus;

(h) the PRC Company Law together with a certified English translation;

(i) the Special Regulations together with a certified English translation;

(j) the Mandatory Provisions together with a certified English translation;

(k) the Provisional Regulations Concerning the Issue and Trading of Shares (22nd April, 1993) together with a certified English translation;

(l) the Implementation Measures (Provisional) on Disclosure of Information (12th June, 1993) together with a certified English translation;

(m) the Provisional Measures Prohibiting Fraudulent Conduct relating to Securities (15th August, 1993) together with a certified English translation;

(n) the Regulations of the State Council Concerning the Domestic Listed Shares of Joint Stock Limited Companies (25th December, 1995) together with a certified English translation;

(o) the Securities Law of the PRC promulgated by the Standing Committee of the NPC on 29th December, 1998 and which became effective on 1st July, 1999, together with a certified English translation;

(p) the Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas issued by the SETC and the CSRC on 29th March, 1999, together with a certified English translation;

(q) the Arbitration Law of the PRC promulgated by the Standing Committee of the NPC on 31st August, 1994 and effective on 1st September, 1995, together with an official English translation;

(r) the Civil Procedure Law of the PRC adopted at the fourth meeting of the seventh NPC, promulgated by the premier on 9th April, 1991 and effective on 9th April, 1991, together with a certified English translation;

(s) Standard Opinion for Joint Stock Limited Companies, together with a certified English translation;

(t) the Maritime Law of the People's Republic of China promulgated by the Standing Committee of the NPC on 7th November, 1992 and effective on 1st July, 1993, together with a certified English translation;

(u) the Marine Environment Protection Law of the People's Republic of China promulgated by the Standing Committee of the NPC on 25th December, 1999 and effective on 1st April, 2000, together with a certified English translation; and

(v) the PRC legal opinion issued by Jingtian & Gongcheng, the legal advisers to the Company on PRC law, dated 4th June, 2004 as described in Section 1(h) of appendix VI to this prospectus under the heading "Legal Opinion".

2004年5月10日

中海集装箱运输股份有限公司

与

李克麟

执 行 董 事 服 务 协 议

麦坚时律师行
香港中环夏悫道10号
和记大厦14楼

<u>目 录</u>

条款 页码

本协议由下述双方于2004年5月10日签订：

(1) 中海集装箱运输股份有限公司，一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市浦东新区福山路450号27楼(以下简称“公司”)；与

(2) 李克麟，地址为中华人民共和国上海市乌鲁木齐路228号903室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 释义

本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指在有关时间有效的公司章程；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《公司法》，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见《公司条例》（香港法律第32章）第2条的规定）或子公司（其界定见公司法第13条第2款的规定）的其它公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. <u>受雇期限</u>

2.1 公司同意按照本协议的条款和条件雇用董事为公司董事会的执行董事，而董事同意按照本协议的条款和条件担任公司之执行董事。除非第 12 条另有规定，公司从股东大会决议批准委任董事担任公司执行董事之日起雇用董事，最初任期三年，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 12 条的规定终止本协议。

3. <u>职责</u>

3.1 董事的正常工作地为中国，或公司随时决定的其它地点。公司保留权利要求董事为配合公司需要前往香港及中国地区以外任何地方公干。

3.2 董事现向公司承诺，在受雇期间他：

(1) 将会直接对董事会负责，并在董事会要求时，向董事会提供公司事务的有关资料，且应始终服从董事会合理合法的决定，并以董事身份履行及行使董事会不时委派或授予之责任及权力；

(2) 将会忠诚勤勉地履行和董事会不时就公司业务对董事作出的合理指派或授予的职责和权力；

(3) 将会遵守公司不时就有关董事会和董事所制定的各项规章制度；

(4) 遵从及依照董事会不时给予或作出的合法指示或指令，并忠诚及勤勉地服务公司和尽力促进其业务和利益，尽责地策划企业发

展、项目投资以及企业融资事务；

(5) 完全及勤勉地对公司业务及利益投入他的时间、精力及技能，并于日常业务时间及公司合理要求的其它时间内亲自处理事务，除非他因病或意外而丧失工作能力；惟在该等情况下，他须立即通知公司之公司秘书该等导致他丧失工作能力事项，并按董事会要求提供证明；

(6) 遵守公司董事会要求或以公司业务的需要为前题，在香港或世界任何国家或地区履行及行使此合约授予的权力及职责；

(7) 尽快及全面地通知董事会他处理公司或公司业务或事务的情况（如被要求须提供书面通知），并按董事会要求提供有关解释或详细说明；

(8) 将在一般营业时间内任何时候和公司合理要求的其它时候亲自处理公司事务(因疾病或意外而丧失行为能力者则除外；在该等情况下，董事应立即将丧失行为能力情况书面通知董事会秘书，并应提供董事会可能需要的丧失行为能力的证明)，尽全力充分发挥其所长，发展和推进公司的业务，提高公司的经济效益和维护公司之利益，并正当、忠诚、有效地履行其职责；

(9) 将在公司随时合理要求时，前往其它地方办事，惟公司会合理地给予提前通知；

(10) 将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《最佳应用守则》)和公司与交易所之间的上市协议的条款；

(ii) 《证券及期货条例》（香港法律第 571 章）；

(iii) 香港证券及期货事务监察委员会所发的《公司收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规

章；及

(iv) 其它不时适用有关证券的条例或规则。

(11) 将在行使其权力或履行义务时，以一个合理谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为；

(12) 将在行使公司赋予他的权力时须遵守诚信义务，不可置身于自身的利益和承担的义务可能发生冲突的处境，此原则包括(但不限于)执行下列的义务：

(a) 履行章程第 14.5 章所载明的义务；

(b) 须按赋予权力时原定目的行使权力；及

(c) 不得利用其在公司的地位及权力为自己谋私利。

3.3 公司可在本协议规定的董事任期内任何时候暂停董事履行职责，或禁止其进入公司任何成员之场所而无需解释原因。

3.4 董事同意，经公司合理要求，董事应：

(1) 就公司任何一家子公司履行其职务所负有的职责(即第 3.2 条所述的职责)；

(2) 担任任何该等子公司的董事、高级管理人员或雇员；及/或

(3) 执行该等任命所有关的职责，如同董事是按本协议规定代表公司履行该等职责。

3.5 董事应始终及时充分通知(或按要求书面通知)董事会其从事公司业务的情况，并按董事会要求作出有关的解释。

3.6 董事同意公司享有章程规定的补偿安排，并同意本协议及董事职位不得转让。

3.7 董事并作为全体股东的代理人，向公司保证服从并遵守章程规定其对股东所负的义务。

4. 报酬及福利

4.1 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按已由股东大会批准的每年人民币 800,000 元的标准(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付服务费，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.2 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事的服务费。

4.3 除第 4.1 及 4.2 条所述服务费外，董事应有权享用公司给予其它所有职员的一切津贴及利益。

4.4 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 费用

5.1 在本协议期内，董事履行本协议规定职责时或因执行与公司营运有关的事项而正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，公司可要求董事提供有关收据和凭证。对于董事因为公司提供其在本协议项下的服务或因为执行与公司营运有关事项而作出的任何合理必要额外费用，经该董事出示有关的收据及/或有效凭据后，公司将予以发还。

5.2 公司亦可在事前向董事提供款项，让董事用以支付前述的各种必要开支，惟董事必须在使用该款项后尽快或按公司的要求定时向公司出具有效的开支凭据，以抵销该款项。

6. 节假日

6.1 董事在受聘期间，董事有权在每个公历年度内享有 15 天的有薪假期（不包括公众假期及病假），在受聘的首个和最后一个公历年度内，有薪假期日数应据此按比例分配。请假通知最低限度应在放假前一(1)个月提交董事会秘书。而休假时间则须为董事会认为能配合公司业务需要之时间，并须得到董事会预先批准。

6.2 如果董事在任何一个公历年内因故没有享用当年的全部假期，不应就此向公司作出任何要求；除非公司单独认为未有休假的原因是公司业务繁多或紧急，则他有权将该年未享用的假期，留到下一个公历年享用。

7. 保密资料

7.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

7.2 上述第 7.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

7.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作或编制或接获有关公司的业务、财政或事务之文件（包括函件、客户名单、笔记、备忘录、图则、草图、其它任何性质之文件、以及该等文件之副本及其摘要）、模型或样品交回公司。为避免产生疑虑，现声明上述文件、模型及样本之知识产权在任何时间均属于公司所拥有。

7.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

8. 禁止游说

8.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

9. 禁止竞争

9.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

9.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

9.3 受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是

否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

9.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

9.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

9.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

10. 交还文件

任何时候公司有所要求或董事终止受雇时，董事应立即向公司或公司的指定人士交还董事在受雇期间所制作的或占有、保留或控制的有关公司或任何子公司的业务、财务或事务的一切文件（包括但不限于客户和所有其它经纪人的名单及所有其它档案、文件、磁带、计算机磁盘、往来信函、笔记、备忘录、计划和图纸）、模型或样本，董事无权亦不得留其等的副本。该等物项的产权和版权均属公司所有。

11. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

12. 终止受雇

12.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与

该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第 57 条和第 58 条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

12.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

12.3 董事不得以第 12.1 和 12.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 12.1 和 12.2 款规定的终止权并不构成放弃这一权利。

12.4 除第 12.1 和 12.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

12.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

12.6 根据第 12.1 和 12.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

12.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 7 至 11 条的效力(所有该等条款应继续有效)。

12.8 因公司延误或未行使本协议下权力而终止本协议，并不构成公司放弃行使该等权力。

13. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

14. 通知

14.1 一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司： 中海集装箱运输股份有限公司
中国上海市浦东新区福山路 450 号 27 楼 A 至 D 室
收件人： 叶宇芒
传真号码： (86 21) 65966498

董事： 李克麟
中华人民共和国上海市乌鲁木齐路 **228** 号 **903** 室
传真号码： (86 21) 65966498

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

15. <u>其它规定</u>

15.1. 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

15.2. 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

15.3. 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2004 年 3 月 3 日。

15.4. 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

15.5. 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

15.6. 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

15.7. 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（董事书面委托公司其它董事代为出席公司董事会则不在此限）。

16. 修订

16.1. 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

16.2. 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

16.3. 如双方同意调整于本协议下应支付予董事之报酬或假期，该调整将不会构成一份新的合约，而董事之聘用将继续受制于本协议条款但加上前述调整，惟受制于双方之书面相反协议。

16.4. 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

17. 章程

本协议条款如与章程有不附之处，概以章程为准。

18. 协议版本

18.1. 本协议以中文书写。

18.2. 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

19. 管辖法律

19.1. 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

19.2. 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

19.3. 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由 代表)
)
中海集装箱运输股份有限公司)
)
签署)
)
见证人：)

CHINA SHIPPING CONTAINER LINES CO., LTD
中海集装箱运输股份有限公司

由李克麟签署)
)
见证人：)
)
)
)
)
)

本协议于首端所述日期由各方签订以兹证明。

由 贾鸿祥 代表)
中海集装箱运输股份有限公司)
签署)
见证人:)

由李克麟签署)
见证人:)

Service Agreement for the Executive Director

Between

China Shipping Container Lines Co., Ltd.

And

LI Kelin

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

Table of Contents

This agreement was signed by the two parties below on May 10, 2004:

(1) China Shipping Container Lines Co., Ltd., a company with limited liabilities established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "China"), with its legal address of registration: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China (hereinafter referred to as the "company"); and

(2) LI Kelin, address: Rm. 903, No. 228, Wulumuqi Road, Shanghai, China (hereinafter referred to as "the director").

It is agreed upon between the two parties as follows:

1. Definition and interpretation

1.1 In the agreement, unless otherwise specified in the text, the following expressions should have the following meanings:

"Board of directors"	refers to the Board of Directors of the company;
"Articles of association"	refers to the articles of association effective for the related period;
"Listing regulation"	refers to the securities listing regulations of the stock exchange;
"Company law"	refers to the "Company law" adopted by the National People's Congress of China on December 29, 1993, which was implemented from July 1st, 1994;
"RMB"	refers to the legal currency of China in the basic unit of yuan;
"Special regulation"	refers to the "Special regulation of the State Council regarding overseas subscription and listing of stock of companies with limited liabilities" promulgated by the State Council on August 4, 1994;
"Month"	refers to the calendar month;
"Stock exchange"	refers to the United Stock Exchange Co., Ltd. of Hong Kong;
"Subsidiary companies"	refer to other companies that become the company's

	subsidiary companies (as defined in Article 2 of the "Company regulation" (Chapter 32 of the Law of Hong Kong)) or subsidiary companies (as defined in Clause2, Article 13 of the company law) from time to time;
"Hong Kong"	refers to the Special Hong Kong Administrative Region of the People's Republic of China; and
"China"	refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise specified in the agreement, in this agreement:

(a) A party refers to a party to this agreement;

(b) Articles and clauses refer to articles and clauses of the agreement;

(c) The agreement is interpreted as the agreement that may be extended, modified, amended or supplemented from time to time;

(d) A law or regulation mentioned refers to such law or regulation as is amended, supplemented or modified in other manners from time to time; and

(e) All the titles are used just for the purpose of easy citation, and do not influence interpretation of the agreement.

2. Term of employment

2.1 The company agrees to employ the director as the executive director of the company's Board of Directors according to the terms and conditions of the agreement, and the director agrees to serve as executive director of the company according to the terms and conditions of the agreement. Unless otherwise specified in Article 12, the company employs the director from the date of the resolution of the shareholders' meeting approving appointment of the director as the company's executive director, with an initial tenure of [3 years], upon expiration of which he is eligible for re-election and re-appointment with the consent from both parties. If the director is reelected and re-appointed, this agreement will remain in effect, until this agreement is terminated by either party's delivering at least [3-month] notice to the other party or in accordance with the regulation in Article 12.

3. Function

3.1 The working place of the director is normally in China, or as may be decided by the company from time to time. The company reserves the right to require the director to work at any other places than Hong Kong and China area to suit the need in the company.

3.2 The director hereby commits to the company that, during the period of employment, he:

(1) will be directly responsible to the Board of Directors, provide information relating to company's matters when so required, always obey reasonable and lawful decisions made by the Board of Directors, and perform and in the status of a director perform and exercise such responsibilities and rights as may be assigned or granted by the Board of Directors;

(2) will honestly and diligently perform such functions and rights as may be assigned or granted reasonably to the director by the Board of Directors with respect to the operations of the company;

(3) will obey all the rules and regulations formulated from time to time by the company with respect to the Board of Directors and the director.;

(4) will follow and adhere to lawful instructions or orders given or made from time to time by the Board of Directors, honestly and diligently serve the company and try his best to promote its operations and benefits, and fulfill his duty to plan enterprise development, project investment and enterprise financing;

(5) will fully and diligently inject his time, energy and skill for the company's operations and benefits, and handle businesses in person during normal working hours and other time as reasonably required by the company, unless he is not capable of doing so due to illness of accident; under such conditions, he shall inform the secretary to the company immediately of the matter leading to his loss of working capability, and provide evidence at the request of the Board of Directors;

(6) will perform and exercise the rights and functions as granted in the agreement in Hong Kong or any country or region in the world, under the prerequisite of following the requirement of the Board of Directors of the company or meeting the operational requirement of the company;

(7) will keep the Board of Directors fully informed on his dealing with the company's business or affairs as soon as possible (a written notice is to be provided if he is so required), and provide related explanation or detained

description according to the requirement of the Board of Directors;

(8) will at any time during normal working hours and at other time as reasonably required by the company, handle company's affairs in person (except that he has lost the capacity to act due to illness or accident. Under such conditions, the director shall immediately inform the secretary to the Board in writing of the conditions for his losing such capacity, and provide such evidence for the loss of capacity to act as may be required by the Board), do his best to bring his strong points into full play, develop and promote company's operations, raise company's economic efficiency and maintain its benefits, and perform his functions properly, honestly and effectively;

(9) when reasonably required by the company at any time, will work at other places, provided that the company gives a notice in advance in a reasonable way;

(10) will observe and adhere to the following which may be modified, supplemented or corrected from time to time:

(a) The articles of association;

(b) Relevant applicable Chinese laws and regulations including (but not limited to) the company law and the special regulation;

(c) Relevant applicable laws and regulations of Hong Kong after the listing of the company at the stock exchange, including:

(i) The listing regulation (including the "Standard rules for securities transactions of directors of listed companies" stated in Appendix X and the "Rules for optimal application" stated in Appendix XIV), as well as the terms of the listing agreement between the company and the stock exchange;

(ii) "Regulation for securities and futures" (Chapter 571 of the Law of Hong Kong);

(iii) "Rules for company purchase, merging and stock repurchase" issued by Hong Kong Securities and Futures Regulatory Commission, as well as the company's regulations regarding purchase and sales of stock and other securities of the company and its subsidiary companies that come into effect from time to time; and

(iv) Other rules and regulations that become applicable to securities from time to time.

(11) in exercising his rights or performing his duties, will do what he ought to do with such prudence, diligence and skill as a reasonable and prudent person should have under similar conditions;

(12) in exercising the rights granted him by the company, shall stick to the duty of honesty, and not put himself in such a position that his interests may possibly conflict with the duties assumed by him. This principle includes (but not limited to) performance of the following duties:

(a) Perform the duties as stated in Chapter 14.5 of the articles of association;

(b) Exercise his powers for the purposes originally defined when such powers are granted; and

(c) Not use his position and power in the company to seek his private interests.

3.3 The company may, at any time during the tenure of the director as specified in the agreement, suspend his performance of duties or prohibit him from entering the location of any member without giving the reasons.

3.4 The director agrees that, when reasonably required by the company, the director should:

(1) perform the functions of his position in any subsidiary company (namely the functions stated in Article 3.2);

(2) serve as director, senior management personnel or employee of any such subsidiary company, and/ or

(3) perform the functions related to such appointment, as if the director performed such functions on behalf of the company according to the regulations in this agreement.

3.5 The director shall keep the Board of Directors informed (or in the written form when so required) timely and adequately on the conditions of his engagement with company's operations, and make related explanations according to the requirement of the Board of Directors.

3.6 The director agrees that the company enjoy the arrangement for compensation as specified in the articles of association, and agrees that the agreement and the position of the director can not be transferred.

3.7 The director, as an agent for all the shareholders, guarantees to the company that he will observe and stick to the duties which he assumes to the shareholders according to the articles of association.

4. Remuneration and welfare

4.1 As the remuneration for performance of the functions stated in Article 3, during the employment of the director, the company shall pay the director an annual service fee of RMB 800,000 yuan as approved by the shareholders' meeting (or at a higher rate approved by the shareholders' meeting and determined from time to time by the company and the director) in twelve (12) lots at the end of each of the 12 months. In the event of less than one month, then the payment shall be effected on a pro rata base by the end of each month.

4.2 The company shall assess, but are not obliged to increase, the service fee to the director paid according to the regulations of the agreement at least for every twelve (12) months.

4.3 In addition to the service fee as mentioned in Articles 4.1 and 4.2, the director shall be entitled to all the allowances and benefits that are granted by the company to all other employees.

4.4 The director will enjoy stock appreciation right of the company according to its regulations. Other welfare benefits for the director including medical insurance will proceed with reference to relevant state's laws and regulations as well as internal regulations of the company.

5. Expense

5.1 For the necessary reasonable expenses duly occurring due to the director's performance of his duties under the agreement or his implementation of matters concerning the company's operations during the period of the agreement (including commercial entertainment fee, traveling expense, board and lodging and other actual expenditures), the company may require the director to provide related receipts and vouchers. Any reasonable necessary extra expenses occurring out of the director's provision of the service under the agreement or his implementation of matters concerning the company's operations, will be reimbursed after the director shows related receipts and/or valid vouchers.

5.2 The company may also provide a sum to the director beforehand so that he may pay such necessary expenditures as mentioned above. Yet, after using the said sum, the director shall issue valid vouchers of expenditures as soon as possible or at intervals as required by the company for the offset of the said sum.

6. Holiday

6.1 During the period of his employment, the director is entitled to have 15-day holiday with pay in each calendar year (exclusive public holidays and sick leave). For the first and the last calendar years of the period of employment, the number of holidays with pay shall be calculated on a pro rata basis. The holiday notice shall be submitted to the secretary to the Board of Directors at least [one (1) month] before the holiday, and the time of the holiday shall be such as is deemed by the Board of Directors to best suit the operational requirement of the company, and is subject to prior approval by the Board of Directors.

6.2 If for some reasons, in a calendar year the director does not use all the holidays for the current year, he should not make any request thereon to the company. He will only be entitled to use the holidays not used for the year in the next calendar year when the company thinks that it was caused by busy or urgent business of the company.

7. Confidential information

7.1 During his tenure or at any time thereafter, the director shall not:

(a) disclose or relay to anybody or any unit or any company (except for the company's senior management personnel which are entitled thereto, and except as so required by the law); or

(b) use for private purpose or for other purpose than the company; or

(c) disclose by himself on account of neglect or without verification,

any commercial secret or private information relating to the company's business, finance or any transactions, deals or matters of the company or any of its subsidiary companies that he may know about during his tenure (including but not limited to (i) information about internal matters relating to the company or any subsidiary company; (ii) information about the technology or invention conducted or used by the company or any subsidiary company, or found or made during his tenure; (iii)information on which the company or any subsidiary company has the duty to keep secret).

7.2 The restraint stated in Article 5.1 does not apply to such information or message as may be made generally accessible to the public without much cost in labor, technology or money on the part of the public (not on account of breach of contract on the part of the director), except that the director's performance of his duties under the agreement necessitates disclosure of secret information to the related employees of the company or the professionals appointed by it, or such

disclosure is authorized by the Board of Directors or is instructed by a court with due jurisdiction.

7.3 Upon termination of the employment of the director under the agreement, and/or (if required by the company) at any time as required by the company, the director shall immediately return such documents concerning the company's business, finance or other matters (including correspondence, records of clients, notes, memos, drawings, drafts and documents of any other nature, as well as duplicates and abstracts of such documents), models or samples as have been made, or formulated or received by himself or jointly with others during the period of his employment. To avoid any possible doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the company at any time.

7.4 The director agrees that all the intellectual property rights that are formed, developed, created or made during his performance of the service under the agreement belong to the company exclusively, except for those intellectual property rights that are not formed, developed, created or made through his use of the company's properties or resources in his working hours

8. Canvassing prohibited

8.1 The director guarantees that, during the period of employment in the company or within [twelve (12) months] after termination of such employment (for whatever reason), he will not do the following in China or at any other place of the company's operations in person or through agent:

(a) To lobby or induce the following personnel or entities to separate themselves from the company or any of its subsidiary companies:

(i) The company's clients or suppliers, or potential clients or suppliers on the above mentioned date of termination or in [twelve (12) months] before such date of termination, or personnel, firms, companies or other organizations which used to have deals with the company and the director had contact with or learned about or knew about during the period of his employment; or

(ii)Personnel, firms, companies or other organizations with which the director has made regular, large, or continuous deals on behalf of the company or any of its subsidiary company; or

(iii) Employees, directors, advisers or consultants of the company of any of the subsidiary companies;

(b) To employ or appoint, or use the services provided by, employees, advisers or consultants of the company or any of its subsidiary companies, or those who have effective service contracts with the company or any of its subsidiary companies.

9. Competition prohibited

9.1 Without prior consent from the shareholders' meeting, during his employment, the director shall not directly or indirectly be employed for or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the shareholders' meeting holds that:

(a) Such enterprises compete or tend to compete with the company's business; or

(b) Contact with such enterprises damages the company's image; or

(c) Employment with such enterprises would weaken the director's adequate and proper performance of his duties under the agreement.

9.2 Without prior consent from the shareholders' meeting, in [twelve (12) months] after termination of his employment with the company (for whatever reason), the director shall not, in person or by agency, conduct any business (whatsoever) that competes directly with the business of the company or any of its subsidiary companies, or have related interests with such business (with the exception of those who hold at most [5]% of the issued stock of bonds of any company listed ate the stock exchange), or, directly or indirectly as a director, technician, adviser or in any other status, be employed by or involved in an opposing enterprise (of any kind) that competes directly with the business of the company or any of its subsidiary companies. However, if the director's function or work is only related to any one of the following items, the above restraint does not prevent the executive director from being employed by or involved in any enterprise:

(a) Geographical areas other than China where the company or any subsidiary company does not conduct any business transaction; or

(b) Such type of services or activities as those in which the director has not been involved substantially during his employment by the company or any subsidiary company.

9.3 At any time during his employment or in [twelve (12) months] after expiration of the period of employment, the director shall not operate separately or jointly, or be employed for, businesses that compete with the company in a country or region where the company has operations, or directly or indirectly have the benefits of

such business, or participate in such business (regardless of whether he serves as a shareholder, director, employee, partner, agent or other, with the exception of a holder possessing at most [5]% of the issued stock or bonds of any company listed at an officially recognized stock exchange. But, this clause applies only to the products or services that the director was personally involved in or was responsible for during the period of his employment.

9.4 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit directly or indirectly the persons, corporate bodies or non-corporate bodies of the company's customers or suppliers or potential customers or suppliers during the period of his employment, or induce them to leave the company. But, this term applies only to those customers, suppliers, or potential customers or suppliers with which the director made contact or transactions in person or learned or know about during the period of his employment.

9.5 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit or employ directly or indirectly or appoint the company's employees or potential employees of the period of his employment in any manner, or induce them (with whom the director had contact during the period of his employment) to leave the company.

9.6 The director shall not, at any time after expiration of his tenure or for any purpose, use any title similar to the Chinese and English titles of the company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the company's business, or claim in any manner to have had such relations.

10. Return of documents

When so required by the company at any time or upon termination of his employment, the director shall immediately return to the company or the person designated by the company all documents (including but not limited to the name list of the customers and all other brokers, as well as all other archives, files, magnetic tapes, computer disks, correspondence, notes, memos, plans and drawings), models or catalogues related to the operations, finance or matters of the company or any subsidiary company which has been made, or occupied, reserved or controlled by the director during the period of his employment. The director is not entitled to, and shall not, keep their duplicates. The ownership and copyright of such objects all belong to the company.

11. Effect of restraint

Both parties hold that the restraints specified in the agreement are reasonable under all conditions. Yet, they agree that, if, for the assurance of the company's confidential information and other lawful benefits for investment, such restraints are deemed on the whole to lie beyond the reasonable scope and can not be implemented, but they will be deemed as reasonable and enforceable once a part of more parts of them are deleted, then, such restraints shall be applicable as if these parts were deleted.

12. Termination of employment

12.1 In the following cases, the company is entitled to give a written notice to terminate the employment of the director immediately, without making any notification or compensation for the director. After termination of the appointment, the director will not be entitled to receive any bonus or sum related to the annual service (exclusive actual salary due), or request any compensation or indemnity on account of the termination of contract for any reason.

(a) According to applicable laws or regulations of the stock exchange or Hong Kong Securities and Futures Regulatory Commission, the director is disqualified in or prohibited from serving as a director or act in the status of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the responsibilities or functions under the agreement; or

(b) The director becomes bankrupt or reaches any agreement or debt reconciliation or makes similar arrangements with its creditors; or

(c) During the period of his employment, the director has dereliction of duty or breach of contract, or violates the duties which he assumes for the company or any of the subsidiary companies (according to this agreement, the listing regulation or other regulations) seriously, continuously or substantially; or

(d) The director is sentenced to punishment due to crimes of violation of criminal law or any integrity and honesty; or

(e) The director is judged justifiably by the Board of Directors as having had improper actions against the company's interests; or

(f) The director is mentally out of order that he can not handle his own affairs; or

(g) The director is in such conditions where he can not serve as (or work concurrently as) director of the company as specified in Article 57 and Article

58 of the company law; or

(h) The director is recognized as being prohibited from market access by CSRC in accordance with Article 4 of the "Provisional regulations regarding prohibited access to the securities market".

12.2 Where, during any successive [twelve (12) months], the director is incapable of effectively performing the functions specified in the agreement due to illness, accidents or other reasons for successive [three (3) months] or for a total of [ninety (90) working days], the company is entitled to deliver a [one-month] written notice to terminate this agreement and the appointment of the director.

12.3 The director shall not raise a request to the company for the reasons of the termination as specified in Clauses 12.1 and 12.2, and the company's postponement of suspension in exercising its right of termination specified in Clauses 12.1 and 12.2 does not constitute a waiver of the right.

12.4 Except for the conditions stated in Clauses 12.1 and 12.2, if either party wants to terminate the agreement after the date of effectiveness of the agreement, it need to deliver a written notice to the other party [3 months] in advance.

12.5 If the director stops serving as the company's director, the appointment as specified in the agreement will terminate automatically. If such discontinuation is caused by actions or neglect of either party and the other party does not agree on, assist in or participate in it, then such actions or neglect shall be deemed as a breach of the agreement, and termination as specified in the agreement shall not impede requests for damage compensation for such breach.

12.6 When the appointment of the director according to Clauses 12.1 and 12.2 of the agreement in whichever way:

(a) When so required by the company, the director shall immediately resign in writing from the position of director in the company or any subsidiary company, or other positions he assumes in the company or any subsidiary company; and

(b) At any time thereafter, unless appointed to a different position in the company, the director shall not claim to be related to the company or any subsidiary company.

12.7 Termination of the appointment of the director in accordance with this agreement does not affect any right accumulated at the time of such termination, or the effect of Articles 7-11 (all such clauses will remain in effect).

12.8 Termination of the agreement due to the company's postponement in or failure to exercise its rights under the agreement does not constitute company's waiver to exercise such rights.

13. Purchase

In the event of a purchase as defined in Clause 1, Article 129 of the "Mandatory provisions of the articles of association of companies to be listed overseas" promulgated on August 27, 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, under the prerequisite of approval by the shareholders' meeting, the director is entitled to obtain the indemnity for the remaining length of time till termination of the appointment under this agreement for the lost position or retirement on account of the said purchase.

14. Notice

Notices or other correspondence made by either party according to the agreement shall be prepared in writing and written in Chinese, and may be delivered by messenger or via registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice sent by messenger shall be deemed to be effectively served on the date of delivery by messenger.

(b) A notice sent via registered mail shall be deemed to be effectively served on the seventh (7th) day after delivery to the post office (depending on the date of postmark) (to be extended to the following working day if the last day falls on Sunday or a legal holiday).

(c) A notice sent by fax shall be deemed to be effectively served when the fax is finished, provided the sender shall show the report on the sent document printed by the fax machine to prove the related document has been transmitted to the other party in a sound way.

Addresses and fax numbers of the two parties are as follows:

Company: China Shipping Container Lines Co., Ltd.
Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Recipient: YE Yumang
Fax number: (86 21) 6596 6498

Director: LI Kelin

Rm. 903, No. 228, Wulumuqi Road, Shanghai, China

Fax number: (86 21) 6596 6498

If the party changed his address or fax number, shall be notifying another party accordance with this article.

15. Other regulations

15.1 The director admits and guarantees that, unless explicitly specified in this agreement, there has not been any written, oral or implied agreement or arrangement in advance between the company and the director with regards to the matters stated in the agreement, and the director does not sign the agreement on the base of any declaration not specified in the agreement.

15.2 If any clause of the agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the lawfulness, effectiveness and enforceability of the remaining clauses of the agreement shall not be affected or imperiled by the above.

15.3 [Although the agreement was signed by the two parties or by their authorized representatives on the date stated on the first page, the date of effectiveness of the agreement is traced back to March 4, 2004.

15.4 When so required, both parties may sign the agreement on duplicates. When signed, each duplicate will be deemed to be an original of the agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be signed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

15.5 During the period of appointment, the director shall not claim or receive, or allow his family members to claim or receive, presents, benefits or other favors provided or granted by a third party on account of the director's appointment by the company.

15.6 Company's failure to or postponement in exercising its rights, powers or privileges under the agreement does not constitute a waiver on such rights, powers and privileges.

15.7 This is an agreement on services provided by the director in person. Therefore, none of the rights, benefits, duties or responsibilities of the director under the agreement may be transferred, assigned or consigned to a third party (except that the director entrusts in writing another director of the company to attend a meeting of the Board of Directors of the company on his behalf).

16. Amendment

16.1 Amendments of the agreement can only be made in a written agreement, subject to signature by both parties and approval by the company through proper actions of the legal body.

16.2 Without written consent from the company and the director, either party to the agreement shall not add, delete or amend any clause of the agreement.

16.3 If both parties agree to adjust the remuneration or holidays granted to the director under this agreement, such adjustment will not constitute a new contract, and the employment of the direct will remain under constraint of the terms of this agreement. However, under the condition of the aforesaid adjustment, it will be under constraint of written contrary agreement between the two parties.

16.4 The director shall observe all rules and regulations formulated by the company in accordance with the laws and regulations of China. The company is entitled to amend and supplement the above mentioned rules and regulations, and grant awards or punishment to the director on such basis.

17. Articles of association

In the case of discrepancies between the terms of the agreement and the articles of association, the latter will prevail.

18. Version of the agreement

18.1 This agreement is written in Chinese.

18.2 This agreement is made in duplicate, with the company and the director holding one each with signatures and official seals of both parties. Each of them has the same legal effect.

19. Governing laws

19.1 Composition, effect, interpretation, performance, amendment and termination of the agreement shall be under jurisdiction of promulgated Chinese laws.

19.2 All disputes regarding the agreement shall be settled through friendly consultation between the company and the director. If such consultation fails, they shall be submitted to the labor dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

19.3 Matters that are not touched in detail in the agreement shall be handled in

accordance with relevant laws and regulations of China as well as local regulations.

The parties signed this agreement on the date stated on the first page, in witness whereof.

Signed by its representative [ ]

On behalf of China Shipping Container Lines Co., Ltd.

Witness:

Signed by [ ]

Witness:

2004年5月10日

中海集装箱运输股份有限公司

与

贾鸿祥

执 行 董 事 服 务 协 议

麦坚时律师行
香港中环夏慤道10号
和记大厦14楼

目 录

本协议由下述双方于 2004 年 5 月 10 日签订：

(1) 中海集装箱运输股份有限公司，一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市浦东新区福山路 450 号 27 楼 (以下简称“公司”)；与

(2) 贾鸿祥，地址为中华人民共和国上海市虹口区赤峰路 610 号 1508 室 (以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 释义

本协议内，除非文义另有规定，下列词语应具有以下的意义：

"董事会"	指公司的董事会；
"章程"	指在有关时间有效的公司章程；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于 1993 年 12 月 29 日通过的《公司法》，该法在 1994 年 7 月 1 日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在 1994 年 8 月 4 日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见《公司条例》（香港法律第 32 章）第 2 条的规定）或子公司（其界定见公司法第 13 条第 2 款的规定）的其它公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. <u>受雇期限</u>

2.1 公司同意按照本协议的条款和条件雇用董事为公司董事会的执行董事，而董事同意按照本协议的条款和条件担任公司之执行董事。除非第 12 条另有规定，公司从股东大会决议批准委任董事担任公司执行董事之日起雇用董事，最初任期三年，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 12 条的规定终止本协议。

3. <u>职责</u>

3.1 董事的正常工作地为中国，或公司随时决定的其它地点。公司保留权利要求董事为配合公司需要前往香港及中国地区以外任何地方公干。

3.2 董事现向公司承诺，在受雇期间他：

(1) 将会直接对董事会负责，并在董事会要求时，向董事会提供公司事务的有关资料，且应始终服从董事会合理合法的决定，并以董事身份履行及行使董事会不时委派或授予之责任及权力；

(2) 将会忠诚勤勉地履行和董事会不时就公司业务对董事作出的合理指派或授予的职责和权力；

(3) 将会遵守公司不时就有关董事会和董事所制定的各项规章制度；

(4) 遵从及依照董事会不时给予或作出的合法指示或指令，并忠诚及勤勉地服务公司和尽力促进其业务和利益，尽责地策划企业发

展、项目投资以及企业融资事务；

(5) 完全及勤勉地对公司业务及利益投入他的时间、精力及技能，并于日常业务时间及公司合理要求的其它时间内亲自处理事务，除非他因病或意外而丧失工作能力；惟在该等情况下，他须立即通知公司之公司秘书该等导致他丧失工作能力事项，并按董事会要求提供证明；

(6) 遵守公司董事会要求或以公司业务的需要为前题，在香港或世界任何国家或地区履行及行使此合约授予的权力及职责；

(7) 尽快及全面地通知董事会他处理公司或公司业务或事务的情况（如被要求须提供书面通知），并按董事会要求提供有关解释或详细说明；

(8) 将在一般营业时间内任何时候和公司合理要求的其它时候亲自处理公司事务(因疾病或意外而丧失行为能力者则除外；在该等情况下，董事应立即将丧失行为能力情况书面通知董事会秘书，并应提供董事会可能需要的丧失行为能力的证明)，尽全力充分发挥其所长，发展和推进公司的业务，提高公司的经济效益和维护公司之利益，并正当、忠诚、有效地履行其职责；

(9) 将在公司随时合理要求时，前往其它地方办事，惟公司会合理地给予提前通知；

(10) 将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《最佳应用守则》)和公司与交易所之间的上市协议的条款；

(ii) 《证券及期货条例》(香港法律第 571 章)；

(iii) 香港证券及期货事务监察委员会所发的《公司收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规

章；及

(iv) 其它不时适用有关证券的条例或规则。

(11) 将在行使其权力或履行义务时，以一个合理谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为；

(12) 将在行使公司赋予他的权力时须遵守诚信义务，不可置身于自身的利益和承担的义务可能发生冲突的处境，此原则包括(但不限于)执行下列的义务：

(a) 履行章程第 14.5 章所载明的义务；

(b) 须按赋予权力时原定目的行使权力；及

(c) 不得利用其在公司的地位及权力为自己谋私利。

3.3 公司可在本协议规定的董事任期内任何时候暂停董事履行职责，或禁止其进入公司任何成员之场所而无需解释原因。

3.4 董事同意，经公司合理要求，董事应：

(1) 就公司任何一家子公司履行其职务所负有的职责(即第 3.2 条所述的职责)；

(2) 担任任何该等子公司的董事、高级管理人员或雇员；及/或

(3) 执行该等任命所有关的职责，如同董事是按本协议规定代表公司履行该等职责。

3.5 董事应始终及时充分通知(或按要求书面通知)董事会其从事公司业务的情况，并按董事会要求作出有关的解释。

3.6 董事同意公司享有章程规定的补偿安排，并同意本协议及董事职位不得转让。

3.7 董事并作为全体股东的代理人，向公司保证服从并遵守章程规定其对股东所负的义务。

4. 报酬及福利

4.1 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按已由股东大会批准的每年人民币 640,000 元的标准(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付服务费，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.2 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事的服务费。

4.3 除第 4.1 及 4.2 条所述服务费外，董事应有权享用公司给予其它所有职员的一切津贴及利益。

4.4 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 费用

5.1 在本协议期内，董事履行本协议规定职责时或因执行与公司营运有关的事项而正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，公司可要求董事提供有关收据和凭证。对于董事因为公司提供其在本协议项下的服务或因为执行与公司营运有关事项而作出的任何合理必要额外费用，经该董事出示有关的收据及/或有效凭据后，公司将予以发还。

5.2 公司亦可在事前向董事提供款项，让董事用以支付前述的各种必要开支，惟董事必须在使用该款项后尽快或按公司的要求定时向公司出具有效的开支凭据，以抵销该款项。

6. 节假日

6.1 董事在受聘期间，董事有权在每个公历年度内享有 15 天的有薪假期（不包括公众假期及病假），在受聘的首个和最后一个公历年度内，有薪假期日数应据此按比例分配。请假通知最低限度应在放假前一(1)个月提交董事会秘书。而休假时间则须为董事会认为能配合公司业务需要之时间，并须得到董事会预先批准。

6.2 如果董事在任何一个公历年内因故没有享用当年的全部假期，不应就此向公司作出任何要求；除非公司单独认为未有休假的原因是公司业务繁多或紧急，则他有权将该年未享用的假期，留到下一个公历年享用。

7. 保密资料

7.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

7.2 上述第 7.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

7.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作或编制或接获有关公司的业务、财政或事务之文件（包括函件、客户名单、笔记、备忘录、图则、草图、其它任何性质之文件、以及该等文件之副本及其摘要）、模型或样品交回公司。为避免产生疑虑，现声明上述文件、模型及样本之知识产权在任何时间均属于公司所拥有。

7.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

8. 禁止游说

8.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

9. 禁止竞争

9.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

9.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

9.3 受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是

否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

9.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

9.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

9.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

10. 交还文件

任何时候公司有所要求或董事终止受雇时，董事应立即向公司或公司的指定人士交还董事在受雇期间所制作的或占有、保留或控制的有关公司或任何子公司的业务、财务或事务的一切文件（包括但不限于客户和所有其它经纪人的名单及所有其它档案、文件、磁带、计算机磁盘、往来信函、笔记、备忘录、计划和图纸）、模型或样本，董事无权亦不得留其等的副本。该等物项的产权和版权均属公司所有。

11. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

12. 终止受雇

12.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与

该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第 57 条和第 58 条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

12.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

12.3 董事不得以第 12.1 和 12.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 12.1 和 12.2 款规定的终止权并不构成放弃这一权利。

12.4 除第 12.1 和 12.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

12.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

12.6 根据第 12.1 和 12.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

12.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 7 至 11 条的效力(所有该等条款应继续有效)。

12.8 因公司延误或未行使本协议下权力而终止本协议，并不构成公司放弃行使该等权力。

13. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

14. 通知

14.1 一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	中海集装箱运输股份有限公司 中国上海市浦东新区福山路 450 号 27 楼 A 至 D 室
收件人：	叶宇芒
传真号码：	(86 21) 65966498
董事：	贾鸿祥 中华人民共和国上海市虹口区赤峰路 **610** 号 **1508** 室
传真号码：	(86 21) 65966498

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

15. 其它规定

15.1. 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

15.2. 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

15.3. 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2004 年 3 月 3 日。

15.4. 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

15.5. 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

15.6. 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

15.7. 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（董事书面委托公司其它董事代为出席公司董事会则不在此限）。

16. 修订

16.1. 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

16.2. 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

16.3. 如双方同意调整于本协议下应支付予董事之报酬或假期，该调整将不会构成一份新的合约，而董事之聘用将继续受制于本协议条款但加上前述调整，惟受制于双方之书面相反协议。

16.4. 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

17. 章程

本协议条款如与章程有不附之处，概以章程为准。

18. 协议版本

18.1. 本协议以中文书写。

18.2. 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

19. 管辖法律

19.1. 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

19.2. 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

19.3. 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

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中海集装箱运输股份有限公司

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见证人：

由贾鸿祥签署

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2004- 5-12 16:31 NO.401 P.16

Service Agreement for the Executive Director

Between

China Shipping Container Lines Co., Ltd.

And

JIA Hongxiang

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

Table of Contents

This agreement was signed by the two parties below on May 10, 2004:

(1) China Shipping Container Lines Co., Ltd., a company with limited liabilities established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "China"), with its legal address of registration: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China (hereinafter referred to as the "company"); and

(2) JIA Hongxiang, address: Rm. 1508, No. 610, Chifeng Road, Hongkou District, Shanghai, China (hereinafter referred to as "the director").

It is agreed upon between the two parties as follows:

1. Definition and interpretation

1.1 In the agreement, unless otherwise specified in the text, the following expressions should have the following meanings:

"Board of directors"	refers to the Board of Directors of the company;
"Articles of association"	refers to the articles of association effective for the related period;
"Listing regulation"	refers to the securities listing regulations of the stock exchange;
"Company law"	refers to the "Company law" adopted by the National People's Congress of China on December 29, 1993, which was implemented from July 1st, 1994;
"RMB"	refers to the legal currency of China in the basic unit of yuan;
"Special regulation"	refers to the "Special regulation of the State Council regarding overseas subscription and listing of stock of companies with limited liabilities" promulgated by the State Council on August 4, 1994;
"Month"	refers to the calendar month;
"Stock exchange"	refers to the United Stock Exchange Co., Ltd. of Hong Kong;
"Subsidiary companies"	refer to other companies that become the company's

	subsidiary companies (as defined in Article 2 of the "Company regulation" (Chapter 32 of the Law of Hong Kong)) or subsidiary companies (as defined in Clause2, Article 13 of the company law) from time to time;
"Hong Kong"	refers to the Special Hong Kong Administrative Region of the People's Republic of China; and
"China"	refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise specified in the agreement, in this agreement:

(a) A party refers to a party to this agreement;

(b) Articles and clauses refer to articles and clauses of the agreement;

(c) The agreement is interpreted as the agreement that may be extended, modified, amended or supplemented from time to time;

(d) A law or regulation mentioned refers to such law or regulation as is amended, supplemented or modified in other manners from time to time; and

(e) All the titles are used just for the purpose of easy citation, and do not influence interpretation of the agreement.

2. <u>Term of employment</u>

2.1 The company agrees to employ the director as the executive director of the company's Board of Directors according to the terms and conditions of the agreement, and the director agrees to serve as executive director of the company according to the terms and conditions of the agreement. Unless otherwise specified in Article 12, the company employs the director from the date of the resolution of the shareholders' meeting approving appointment of the director as the company's executive director, with an initial tenure of [3 years], upon expiration of which he is eligible for re-election and re-appointment with the consent from both parties. If the director is reelected and re-appointed, this agreement will remain in effect, until this agreement is terminated by either party's delivering at least [3-month] notice to the other party or in accordance with the regulation in Article 12.

3. <u>Function</u>

3.1 The working place of the director is normally in China, or as may be decided by the company from time to time. The company reserves the right to require the director to work at any other places than Hong Kong and China area to suit the need in the company.

3.2 The director hereby commits to the company that, during the period of employment, he:

(1) will be directly responsible to the Board of Directors, provide information relating to company's matters when so required, always obey reasonable and lawful decisions made by the Board of Directors, and perform and in the status of a director perform and exercise such responsibilities and rights as may be assigned or granted by the Board of Directors;

(2) will honestly and diligently perform such functions and rights as may be assigned or granted reasonably to the director by the Board of Directors with respect to the operations of the company;

(3) will obey all the rules and regulations formulated from time to time by the company with respect to the Board of Directors and the director.;

(4) will follow and adhere to lawful instructions or orders given or made from time to time by the Board of Directors, honestly and diligently serve the company and try his best to promote its operations and benefits, and fulfill his duty to plan enterprise development, project investment and enterprise financing;

(5) will fully and diligently inject his time, energy and skill for the company's operations and benefits, and handle businesses in person during normal working hours and other time as reasonably required by the company, unless he is not capable of doing so due to illness of accident; under such conditions, he shall inform the secretary to the company immediately of the matter leading to his loss of working capability, and provide evidence at the request of the Board of Directors;

(6) will perform and exercise the rights and functions as granted in the agreement in Hong Kong or any country or region in the world, under the prerequisite of following the requirement of the Board of Directors of the company or meeting the operational requirement of the company;

(7) will keep the Board of Directors fully informed on his dealing with the company's business or affairs as soon as possible (a written notice is to be provided if he is so required), and provide related explanation or detained

description according to the requirement of the Board of Directors;

(8) will at any time during normal working hours and at other time as reasonably required by the company, handle company's affairs in person (except that he has lost the capacity to act due to illness or accident. Under such conditions, the director shall immediately inform the secretary to the Board in writing of the conditions for his losing such capacity, and provide such evidence for the loss of capacity to act as may be required by the Board), do his best to bring his strong points into full play, develop and promote company's operations, raise company's economic efficiency and maintain its benefits, and perform his functions properly, honestly and effectively;

(9) when reasonably required by the company at any time, will work at other places, provided that the company gives a notice in advance in a reasonable way;

(10) will observe and adhere to the following which may be modified, supplemented or corrected from time to time:

(a) The articles of association;

(b) Relevant applicable Chinese laws and regulations including (but not limited to) the company law and the special regulation;

(c) Relevant applicable laws and regulations of Hong Kong after the listing of the company at the stock exchange, including:

(i) The listing regulation (including the "Standard rules for securities transactions of directors of listed companies" stated in Appendix X and the "Rules for optimal application" stated in Appendix XIV), as well as the terms of the listing agreement between the company and the stock exchange;

(ii) "Regulation for securities and futures" (Chapter 571 of the Law of Hong Kong);

(iii) "Rules for company purchase, merging and stock repurchase" issued by Hong Kong Securities and Futures Regulatory Commission, as well as the company's regulations regarding purchase and sales of stock and other securities of the company and its subsidiary companies that come into effect from time to time; and

(iv) Other rules and regulations that become applicable to securities from time to time.

(11) in exercising his rights or performing his duties, will do what he ought to do with such prudence, diligence and skill as a reasonable and prudent person should have under similar conditions;

(12) in exercising the rights granted him by the company, shall stick to the duty of honesty, and not put himself in such a position that his interests may possibly conflict with the duties assumed by him. This principle includes (but not limited to) performance of the following duties:

(a) Perform the duties as stated in Chapter 14.5 of the articles of association;

(b) Exercise his powers for the purposes originally defined when such powers are granted; and

(c) Not use his position and power in the company to seek his private interests.

3.3 The company may, at any time during the tenure of the director as specified in the agreement, suspend his performance of duties or prohibit him from entering the location of any member without giving the reasons.

3.4 The director agrees that, when reasonably required by the company, the director should:

(1) perform the functions of his position in any subsidiary company (namely the functions stated in Article 3.2);

(2) serve as director, senior management personnel or employee of any such subsidiary company, and/ or

(3) perform the functions related to such appointment, as if the director performed such functions on behalf of the company according to the regulations in this agreement.

3.5 The director shall keep the Board of Directors informed (or in the written form when so required) timely and adequately on the conditions of his engagement with company's operations, and make related explanations according to the requirement of the Board of Directors.

3.6 The director agrees that the company enjoy the arrangement for compensation as specified in the articles of association, and agrees that the agreement and the position of the director can not be transferred.

3.7 The director, as an agent for all the shareholders, guarantees to the company that he will observe and stick to the duties which he assumes to the shareholders according to the articles of association.

4. Remuneration and welfare

4.1 As the remuneration for performance of the functions stated in Article 3, during the employment of the director, the company shall pay the director an annual service fee of RMB 640,000 yuan as approved by the shareholders' meeting (or at a higher rate approved by the shareholders' meeting and determined from time to time by the company and the director) in twelve (12) lots at the end of each of the 12 months. In the event of less than one month, then the payment shall be effected on a pro rata base by the end of each month.

4.2 The company shall assess, but are not obliged to increase, the service fee to the director paid according to the regulations of the agreement at least for every twelve (12) months.

4.3 In addition to the service fee as mentioned in Articles 4.1 and 4.2, the director shall be entitled to all the allowances and benefits that are granted by the company to all other employees.

4.4 The director will enjoy stock appreciation right of the company according to its regulations. Other welfare benefits for the director including medical insurance will proceed with reference to relevant state's laws and regulations as well as internal regulations of the company.

5. Expense

5.1 For the necessary reasonable expenses duly occurring due to the director's performance of his duties under the agreement or his implementation of matters concerning the company's operations during the period of the agreement (including commercial entertainment fee, traveling expense, board and lodging and other actual expenditures), the company may require the director to provide related receipts and vouchers. Any reasonable necessary extra expenses occurring out of the director's provision of the service under the agreement or his implementation of matters concerning the company's operations, will be reimbursed after the director shows related receipts and/or valid vouchers.

5.2 The company may also provide a sum to the director beforehand so that he may pay such necessary expenditures as mentioned above. Yet, after using the said sum, the director shall issue valid vouchers of expenditures as soon as possible or at intervals as required by the company for the offset of the said sum.

6. Holiday

6.1 During the period of his employment, the director is entitled to have 15-day holiday with pay in each calendar year (exclusive public holidays and sick leave). For the first and the last calendar years of the period of employment, the number of holidays with pay shall be calculated on a pro rata basis. The holiday notice shall be submitted to the secretary to the Board of Directors at least [one (1) month] before the holiday, and the time of the holiday shall be such as is deemed by the Board of Directors to best suit the operational requirement of the company, and is subject to prior approval by the Board of Directors.

6.2 If for some reasons, in a calendar year the director does not use all the holidays for the current year, he should not make any request thereon to the company. He will only be entitled to use the holidays not used for the year in the next calendar year when the company thinks that it was caused by busy or urgent business of the company.

7. Confidential information

7.1 During his tenure or at any time thereafter, the director shall not:

(a) disclose or relay to anybody or any unit or any company (except for the company's senior management personnel which are entitled thereto, and except as so required by the law); or

(b) use for private purpose or for other purpose than the company; or

(c) disclose by himself on account of neglect or without verification,

any commercial secret or private information relating to the company's business, finance or any transactions, deals or matters of the company or any of its subsidiary companies that he may know about during his tenure (including but not limited to (i) information about internal matters relating to the company or any subsidiary company; (ii) information about the technology or invention conducted or used by the company or any subsidiary company, or found or made during his tenure; (iii)information on which the company or any subsidiary company has the duty to keep secret).

7.2 The restraint stated in Article 5.1 does not apply to such information or message as may be made generally accessible to the public without much cost in labor, technology or money on the part of the public (not on account of breach of contract on the part of the director), except that the director's performance of his duties under the agreement necessitates disclosure of secret information to the related employees of the company or the professionals appointed by it, or such

disclosure is authorized by the Board of Directors or is instructed by a court with due jurisdiction.

7.3 Upon termination of the employment of the director under the agreement, and/or (if required by the company) at any time as required by the company, the director shall immediately return such documents concerning the company's business, finance or other matters (including correspondence, records of clients, notes, memos, drawings, drafts and documents of any other nature, as well as duplicates and abstracts of such documents), models or samples as have been made, or formulated or received by himself or jointly with others during the period of his employment. To avoid any possible doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the company at any time.

7.4 The director agrees that all the intellectual property rights that are formed, developed, created or made during his performance of the service under the agreement belong to the company exclusively, except for those intellectual property rights that are not formed, developed, created or made through his use of the company's properties or resources in his working hours

8. Canvassing prohibited

8.1 The director guarantees that, during the period of employment in the company or within [twelve (12) months] after termination of such employment (for whatever reason), he will not do the following in China or at any other place of the company's operations in person or through agent:

(a) To lobby or induce the following personnel or entities to separate themselves from the company or any of its subsidiary companies:

(i) The company's clients or suppliers, or potential clients or suppliers on the above mentioned date of termination or in [twelve (12) months] before such date of termination, or personnel, firms, companies or other organizations which used to have deals with the company and the director had contact with or learned about or knew about during the period of his employment; or

(ii)Personnel, firms, companies or other organizations with which the director has made regular, large, or continuous deals on behalf of the company or any of its subsidiary company; or

(iii) Employees, directors, advisers or consultants of the company of any of the subsidiary companies;

(b) To employ or appoint, or use the services provided by, employees, advisers or consultants of the company or any of its subsidiary companies, or those who have effective service contracts with the company or any of its subsidiary companies.

9. Competition prohibited

9.1 Without prior consent from the shareholders' meeting, during his employment, the director shall not directly or indirectly be employed for or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the shareholders' meeting holds that:

(a) Such enterprises compete or tend to compete with the company's business; or

(b) Contact with such enterprises damages the company's image; or

(c) Employment with such enterprises would weaken the director's adequate and proper performance of his duties under the agreement.

9.2 Without prior consent from the shareholders' meeting, in [twelve (12) months] after termination of his employment with the company (for whatever reason), the director shall not, in person or by agency, conduct any business (whatsoever) that competes directly with the business of the company or any of its subsidiary companies, or have related interests with such business (with the exception of those who hold at most [5]% of the issued stock of bonds of any company listed ate the stock exchange), or, directly or indirectly as a director, technician, adviser or in any other status, be employed by or involved in an opposing enterprise (of any kind) that competes directly with the business of the company or any of its subsidiary companies. However, if the director's function or work is only related to any one of the following items, the above restraint does not prevent the executive director from being employed by or involved in any enterprise:

(a) Geographical areas other than China where the company or any subsidiary company does not conduct any business transaction; or

(b) Such type of services or activities as those in which the director has not been involved substantially during his employment by the company or any subsidiary company.

9.3 At any time during his employment or in [twelve (12) months] after expiration of the period of employment, the director shall not operate separately or jointly, or be employed for, businesses that compete with the company in a country or region where the company has operations, or directly or indirectly have the benefits of

such business, or participate in such business (regardless of whether he serves as a shareholder, director, employee, partner, agent or other, with the exception of a holder possessing at most [5]% of the issued stock or bonds of any company listed at an officially recognized stock exchange. But, this clause applies only to the products or services that the director was personally involved in or was responsible for during the period of his employment.

9.4 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit directly or indirectly the persons, corporate bodies or non-corporate bodies of the company's customers or suppliers or potential customers or suppliers during the period of his employment, or induce them to leave the company. But, this term applies only to those customers, suppliers, or potential customers or suppliers with which the director made contact or transactions in person or learned or know about during the period of his employment.

9.5 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit or employ directly or indirectly or appoint the company's employees or potential employees of the period of his employment in any manner, or induce them (with whom the director had contact during the period of his employment) to leave the company.

9.6 The director shall not, at any time after expiration of his tenure or for any purpose, use any title similar to the Chinese and English titles of the company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the company's business, or claim in any manner to have had such relations.

10. Return of documents

When so required by the company at any time or upon termination of his employment, the director shall immediately return to the company or the person designated by the company all documents (including but not limited to the name list of the customers and all other brokers, as well as all other archives, files, magnetic tapes, computer disks, correspondence, notes, memos, plans and drawings), models or catalogues related to the operations, finance or matters of the company or any subsidiary company which has been made, or occupied, reserved or controlled by the director during the period of his employment. The director is not entitled to, and shall not, keep their duplicates. The ownership and copyright of such objects all belong to the company.

11. Effect of restraint

Both parties hold that the restraints specified in the agreement are reasonable under all conditions. Yet, they agree that, if, for the assurance of the company's confidential information and other lawful benefits for investment, such restraints are deemed on the whole to lie beyond the reasonable scope and can not be implemented, but they will be deemed as reasonable and enforceable once a part of more parts of them are deleted, then, such restraints shall be applicable as if these parts were deleted.

12. Termination of employment

12.1 In the following cases, the company is entitled to give a written notice to terminate the employment of the director immediately, without making any notification or compensation for the director. After termination of the appointment, the director will not be entitled to receive any bonus or sum related to the annual service (exclusive actual salary due), or request any compensation or indemnity on account of the termination of contract for any reason.

(a) According to applicable laws or regulations of the stock exchange or Hong Kong Securities and Futures Regulatory Commission, the director is disqualified in or prohibited from serving as a director or act in the status of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the responsibilities or functions under the agreement; or

(b) The director becomes bankrupt or reaches any agreement or debt reconciliation or makes similar arrangements with its creditors; or

(c) During the period of his employment, the director has dereliction of duty or breach of contract, or violates the duties which he assumes for the company or any of the subsidiary companies (according to this agreement, the listing regulation or other regulations) seriously, continuously or substantially; or

(d) The director is sentenced to punishment due to crimes of violation of criminal law or any integrity and honesty; or

(e) The director is judged justifiably by the Board of Directors as having had improper actions against the company's interests; or

(f) The director is mentally out of order that he can not handle his own affairs; or

(g) The director is in such conditions where he can not serve as (or work concurrently as) director of the company as specified in Article 57 and Article

58 of the company law; or

(h) The director is recognized as being prohibited from market access by CSRC in accordance with Article 4 of the "Provisional regulations regarding prohibited access to the securities market".

12.2 Where, during any successive [twelve (12) months], the director is incapable of effectively performing the functions specified in the agreement due to illness, accidents or other reasons for successive [three (3) months] or for a total of [ninety (90) working days], the company is entitled to deliver a [one-month] written notice to terminate this agreement and the appointment of the director.

12.3 The director shall not raise a request to the company for the reasons of the termination as specified in Clauses 12.1 and 12.2, and the company's postponement of suspension in exercising its right of termination specified in Clauses 12.1 and 12.2 does not constitute a waiver of the right.

12.4 Except for the conditions stated in Clauses 12.1 and 12.2, if either party wants to terminate the agreement after the date of effectiveness of the agreement, it need to deliver a written notice to the other party [3 months] in advance.

12.5 If the director stops serving as the company's director, the appointment as specified in the agreement will terminate automatically. If such discontinuation is caused by actions or neglect of either party and the other party does not agree on, assist in or participate in it, then such actions or neglect shall be deemed as a breach of the agreement, and termination as specified in the agreement shall not impede requests for damage compensation for such breach.

12.6 When the appointment of the director according to Clauses 12.1 and 12.2 of the agreement in whichever way:

(a) When so required by the company, the director shall immediately resign in writing from the position of director in the company or any subsidiary company, or other positions he assumes in the company or any subsidiary company; and

(b) At any time thereafter, unless appointed to a different position in the company, the director shall not claim to be related to the company or any subsidiary company.

12.7 Termination of the appointment of the director in accordance with this agreement does not affect any right accumulated at the time of such termination, or the effect of Articles 7-11 (all such clauses will remain in effect).

12.8 Termination of the agreement due to the company's postponement in or failure to exercise its rights under the agreement does not constitute company's waiver to exercise such rights.

13. Purchase

In the event of a purchase as defined in Clause 1, Article 129 of the "Mandatory provisions of the articles of association of companies to be listed overseas" promulgated on August 27, 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, under the prerequisite of approval by the shareholders' meeting, the director is entitled to obtain the indemnity for the remaining length of time till termination of the appointment under this agreement for the lost position or retirement on account of the said purchase.

14. Notice

Notices or other correspondence made by either party according to the agreement shall be prepared in writing and written in Chinese, and may be delivered by messenger or via registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice sent by messenger shall be deemed to be effectively served on the date of delivery by messenger.

(b) A notice sent via registered mail shall be deemed to be effectively served on the seventh (7th) day after delivery to the post office (depending on the date of postmark) (to be extended to the following working day if the last day falls on Sunday or a legal holiday).

(c) A notice sent by fax shall be deemed to be effectively served when the fax is finished, provided the sender shall show the report on the sent document printed by the fax machine to prove the related document has been transmitted to the other party in a sound way.

Addresses and fax numbers of the two parties are as follows:

Company: China Shipping Container Lines Co., Ltd.
Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Recipient: YE Yumang
Fax number: (86 21) 6596 6498

Director: JIA Hongxiang
Rm. 1508, No. 610, Chifeng Road, Hongkou District, Shanghai, China
Fax number: (86 21) 6596 6498

If the party changed his address or fax number, shall be notifying another party accordance with this article.

15. Other regulations

15.1 The director admits and guarantees that, unless explicitly specified in this agreement, there has not been any written, oral or implied agreement or arrangement in advance between the company and the director with regards to the matters stated in the agreement, and the director does not sign the agreement on the base of any declaration not specified in the agreement.

15.2 If any clause of the agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the lawfulness, effectiveness and enforceability of the remaining clauses of the agreement shall not be affected or imperiled by the above.

15.3 Although the agreement was signed by the two parties or by their authorized representatives on the date stated on the first page, the date of effectiveness of the agreement is traced back to March 4, 2004.

15.4 When so required, both parties may sign the agreement on duplicates. When signed, each duplicate will be deemed to be an original of the agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be signed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

15.5 During the period of appointment, the director shall not claim or receive, or allow his family members to claim or receive, presents, benefits or other favors provided or granted by a third party on account of the director's appointment by the company.

15.6 Company's failure to or postponement in exercising its rights, powers or privileges under the agreement does not constitute a waiver on such rights, powers and privileges.

15.7 This is an agreement on services provided by the director in person. Therefore, none of the rights, benefits, duties or responsibilities of the director under the agreement may be transferred, assigned or consigned to a third party (except that the director entrusts in writing another director of the company to attend a meeting of the Board of Directors of the company on his behalf).

16. Amendment

16.1 Amendments of the agreement can only be made in a written agreement, subject to signature by both parties and approval by the company through proper actions of the legal body.

16.2 Without written consent from the company and the director, either party to the agreement shall not add, delete or amend any clause of the agreement.

16.3 If both parties agree to adjust the remuneration or holidays granted to the director under this agreement, such adjustment will not constitute a new contract, and the employment of the direct will remain under constraint of the terms of this agreement. However, under the condition of the aforesaid adjustment, it will be under constraint of written contrary agreement between the two parties.

16.4 The director shall observe all rules and regulations formulated by the company in accordance with the laws and regulations of China. The company is entitled to amend and supplement the above mentioned rules and regulations, and grant awards or punishment to the director on such basis.

17. Articles of association

In the case of discrepancies between the terms of the agreement and the articles of association, the latter will prevail.

18. Version of the agreement

18.1 This agreement is written in Chinese.

18.2 This agreement is made in duplicate, with the company and the director holding one each with signatures and official seals of both parties. Each of them has the same legal effect.

19. Governing laws

19.1 Composition, effect, interpretation, performance, amendment and termination of the agreement shall be under jurisdiction of promulgated Chinese laws.

19.2 All disputes regarding the agreement shall be settled through friendly consultation between the company and the director. If such consultation fails, they shall be submitted to the labor dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

19.3 Matters that are not touched in detail in the agreement shall be handled in accordance with relevant laws and regulations of China as well as local regulations.

The parties signed this agreement on the date stated on the first page, in witness whereof.

Signed by its representative [ ]

On behalf of China Shipping Container Lines Co., Ltd.

Witness:

Signed by [ ]

Witness:

2004年5月10日

中海集装箱运输股份有限公司

与

李绍德

非执行董事服务协议

麦坚时律师行
香港中环夏悫道10号
和记大厦14楼

目 录

条款 页码

本协议由下述双方于2004年5月10日签订：

(1) 中海集装箱运输股份有限公司，一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市浦东新区福山路450号27楼(以下简称“公司”)；与

(2) 李绍德，地址为中华人民共和国上海市徐汇区乌鲁木齐中路261弄1号2105室(以下简称“董事”)。

本协议双方同意如下：

1. 释义和解释

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指在有关时间有效的公司章程；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《公司法》，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司(其界定见《公司条例》(香港法律第32章)第2条的规定)或子公司(其界定见公司法第13条第2款的规定)的其它公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. <u>受雇期限</u>

公司同意按照本协议的条款和条件雇用董事为公司董事会的非执行董事，而董事同意按照本协议的条款和条件担任公司之非执行董事。除非第 7 条另有规定，公司从股东大会决议批准委任董事担任公司非执行董事之日起雇用董事，最初任期三年，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 7 条的规定终止本协议。

3. <u>职责</u>

董事现向公司承诺在任期内他将：

(a) 作为公司的非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《最佳应用守则》)和公司与交易所之间的上市协议的条款；

(ii) 《证券及期货条例》(香港法律第 571 章)；

(iii) 香港证券及期货事务监察委员会所发的《公司收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用（包括商务应酬费、差旅费、食宿费和其它实际开支），对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司非执行董事不支付任何报酬或提供任何福利。

4.1 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按已由股东大会批准的每年人民币 80,000 元的标准(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.2 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料

或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作或编制或接获有关公司的业务、财政或事务之文件（包括函件、客户名单、笔记、备忘录、图则、草图、其它任何性质之文件、以及该等文件之副本及其摘要）、模型或样品交回公司。为避免产生疑虑，现声明上述文件、模型及样本之知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. <u>禁止游说</u>

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. <u>禁止竞争</u>

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第 57 条和第 58 条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权力而终止本协议，并不构成公司放弃行使该等权力。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. <u>收购</u>

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. <u>通知</u>

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	中海集装箱运输股份有限公司 中国上海市浦东新区福山路 450 号 27 楼 A 至 D 室
收件人：	叶宇芒
传真号码：	(86 21) 65966498
董事：	李绍德 中华人民共和国上海市徐汇区乌鲁木齐中路 **261** 弄 **1** 号 **2105** 室
传真号码：	(86 21) 65966498

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1. 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2. 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3. 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2004 年 3 月 3 日。

12.4. 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5. 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6. 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7. 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1. 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2. 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3. 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1. 本协议以中文书写。

15.2. 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1. 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2. 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3. 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由　　　　　　　　代表　　)
)
中海集装箱运输股份有限公司　)
)
签署　　)
)
见证人：　　)

由李绍德签署　　)
)
见证人：　　)
)
)
)
)

本协议于首端所述日期由各方签订以兹证明。

由　　　　代表)
中海集装箱运输股份有限公司)
签署)
见证人：)

由李绍德签署)
见证人：)

CHINA SHIPPING CONTAINER LINES CO. LTD

Service Agreement for the Non-executive Director

Between

China Shipping Container Lines Co., Ltd.

And

LI Shaode

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

Table of Contents

The two parties below signed this agreement on May 10, 2004:

(1) China Shipping Container Lines Co., Ltd., a company with limited liabilities established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "China"), with its legal address of registration: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China (hereinafter referred to as the "company"); and

(2) LI Shaode, address: Rm.2105, No. 1, Lane 261, Wulumuqi Road (M), Xuhui District, Shanghai, the People's Republic of China (hereinafter referred to as "the director").

It is agreed upon between the two parties as follows:

1. Definition and interpretation

1.1 In the agreement, unless otherwise specified in the text, the following expressions should have the following meanings:

"Board of directors"	refers to the Board of Directors of the company;
"Articles of association"	refers to the articles of association effective for the related period;
"Listing regulation"	refers to the securities listing regulations of the stock exchange;
"Company law"	refers to the "Company law" adopted by the National People's Congress of China on December 29, 1993, which was implemented from July 1st, 1994;
"RMB"	refers to the legal currency of China in the basic unit of yuan;
"Special regulation"	refers to the "Special regulation of the State Council regarding overseas subscription and listing of stock of companies with limited liabilities" promulgated by the State Council on August 4, 1994;
"Month"	refers to the calendar month;
"Stock exchange"	refers to the United Stock Exchange Co., Ltd. of Hong Kong;

"Subsidiary companies"	refer to other companies that become the company's subsidiary companies (as defined in Article 2 of the "Company regulation" (Chapter 32 of the Law of Hong Kong)) or subsidiary companies (as defined in Clause2, Article 13 of the company law) from time to time;
"Hong Kong"	refers to the Special Hong Kong Administrative Region of the People's Republic of China; and
"China"	refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise specified in the agreement, in this agreement:

(a) A party refers to a party to this agreement;

(b) Articles and clauses refer to articles and clauses of the agreement;

(c) The agreement is interpreted as the agreement that may be extended, modified, amended or supplemented from time to time;

(d) A law or regulation mentioned refers to such law or regulation as is amended, supplemented or modified in other manners from time to time; and

(e) All the titles are used just for the purpose of easy citation, and do not influence interpretation of the agreement.

2. Term of employment

The company agrees to employ the director as the non-executive director of the company's Board of Directors according to the terms and conditions of the agreement, and the director agrees to serve as non-executive director of the company according to the terms and conditions of the agreement. Unless otherwise specified in Article 7, the company employs the director from the date of the resolution of the shareholders' meeting approving appointment of the director as the company's non-executive director, with an initial tenure of [3 years], upon expiration of which he is eligible for re-election and re-appointment with the consent from both parties. If the director is reelected and re-appointed, this agreement will remain in effect, until this agreement is terminated by either party's delivering at least [3-month] notice to the other party or in accordance with the regulation in Article 7.

3. Function

The director hereby commits to the company that during his tenure, he will:

(a) As the company's non-executive director, perform the functions assigned him by the Board of Directors from time to time and exercise the powers authorized him by the Board of Directors from time to time; and

(b) Observe and comply with any lawful instructions and guidance as delivered or made by the Board of Directors from time to time, serve the company honestly and prudently, and do his best to promote company's business.

In addition, the director commits to the company that, during the period of employment, he will observe and adhere to the following which may be modified, supplemented or corrected from time to time:

(a) The articles of association;

(b) Relevant applicable Chinese laws and regulations including (but not limited to) the company law and the special regulation;

(c) Relevant applicable laws and regulations of Hong Kong after the listing of the company at the stock exchange, including:

(i) The listing regulation (including the "Standard rules for securities transactions of directors of listed companies" stated in Appendix X and the "Rules for optimal application" stated in Appendix XIV), as well as the terms of the listing agreement between the company and the stock exchange;

(ii)"Regulation for securities and futures" (Chapter 571 of the Law of Hong Kong);

(iii) "Rules for company purchase, merging and stock repurchase" issued by Hong Kong Securities and Futures Regulatory Commission, as well as the company's regulations regarding purchase and sales of stock and other securities of the company and its subsidiary companies that come into effect from time to time; and

(iv) Other rules and regulations that become applicable to securities from time to time.

4. Expense, remuneration and welfare

4.1 The company shall pay all necessary and reasonable expenses occurring from the

director's performance of the functions specified in the agreement during his tenure (including commercial entertainment fee, traveling expenses, lodging and board, as well as other actual expenditures). The company may request the director to provide related receipt and vouchers. The director agrees that the company will not pay any remuneration or provide any welfare to the director serving as the company's non-executive director.

4.2 As the remuneration for performance of the functions stated in Article 3, during the employment of the director, the company shall pay the director an annuity of RMB 80,000 yuan as approved by the shareholders' meeting (or at a higher rate approved by the shareholders' meeting and determined from time to time by the company and the director) in twelve (12) lots at the end of each of the 12 months. In the event of less than one month, then the payment shall be effected on a pro rata base by the end of each month.

4.3 The company shall assess, but are not obliged to increase, the remuneration to the director paid according to the regulations of the agreement at least for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the director shall not:

(a) Disclose or relay to anybody or any unit or any company (except for the company's senior management personnel which are entitled thereto, and except as so required by the law); or

(b) Use for private purpose or for other purpose than the company; or

(c) Disclose by himself on account of neglect or without verification,

any commercial secret or private information relating to the company's business, finance or any transactions, deals or matters of the company or any of its subsidiary companies that he may know about during his tenure (including but not limited to (i) information about internal matters relating to the company or any subsidiary company; (ii) information about the technology or invention conducted or used by the company or any subsidiary company, or found or made during his tenure; (iii)information on which the company or any subsidiary company has the duty to keep secret).

5.2 The restraint stated in Article 5.1 does not apply to such information or message as may be made generally accessible to the public without much cost in labor, technology or money on the part of the public (not on account of breach of contract on the part of the director), except that the director's performance of his

duties under the agreement necessitates disclosure of secret information to the related employees of the company or the professionals appointed by it, or such disclosure is authorized by the Board of Directors or is instructed by a court with due jurisdiction.

5.3 Upon termination of the employment of the director under the agreement, and/or (if required by the company) at any time as required by the company, the director shall immediately return such documents concerning the company's business, finance or other matters (including correspondence, records of clients, notes, memos, drawings, drafts and documents of any other nature, as well as duplicates and abstracts of such documents), models or samples as have been made, or formulated or received by himself or jointly with others during the period of his employment. To avoid any possible doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the company at any time.

5.4 The director agrees that all the intellectual property rights that are formed, developed, created or made during his performance of the service under the agreement belong to the company exclusively, except for those intellectual property rights that are not formed, developed, created or made through his use of the company's properties or resources in his working hours

6. Canvassing prohibited

6.1 The director guarantees that, during the period of employment in the company or within [twelve (12) months] after termination of such employment (for whatever reason), he will not do the following in China or at any other place of the company's operations in person or through agent:

(a) To lobby or induce the following personnel or entities to separate themselves from the company or any of its subsidiary companies:

(i) The company's clients or suppliers, or potential clients or suppliers on the above mentioned date of termination or in [twelve (12) months] before such date of termination, or personnel, firms, companies or other organizations which used to have deals with the company and the director had contact with or learned about or knew about during the period of his employment; or

(ii)Personnel, firms, companies or other organizations with which the director has made regular, large, or continuous deals on behalf of the company or any of its subsidiary company; or

(iii) Employees, directors, advisers or consultants of the company of any of

the subsidiary companies;

(b) To employ or appoint, or use the services provided by, employees, advisers or consultants of the company or any of its subsidiary companies, or those who have effective service contracts with the company or any of its subsidiary companies.

7. Competition prohibited

7.1 Without prior consent from the shareholders' meeting, during his employment, the director shall not directly or indirectly be employed for or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the shareholders' meeting holds that:

(a) Such enterprises compete or tend to compete with the company's business; or

(b) Contact with such enterprises damages the company's image; or

(c) Employment with such enterprises would weaken the director's adequate and proper performance of his duties under the agreement.

7.2 Without prior consent from the shareholders' meeting, in [twelve (12) months] after termination of his employment with the company (for whatever reason), the director shall not, in person or by agency, conduct any business (whatsoever) that competes directly with the business of the company or any of its subsidiary companies, or have related interests with such business (with the exception of those who hold at most [5]% of the issued stock of bonds of any company listed ate the stock exchange), or, directly or indirectly as a director, technician, adviser or in any other status, be employed by or involved in an opposing enterprise (of any kind) that competes directly with the business of the company or any of its subsidiary companies. However, if the director's function or work is only related to any one of the following items, the above restraint does not prevent the executive director from being employed by or involved in any enterprise:

(a) Geographical areas other than China where the company or any subsidiary company does not conduct any business transaction; or

(b) Such type of services or activities as those in which the director has not been involved substantially during his employment by the company or any subsidiary company.

7.3 At any time during his employment or in [twelve (12) months] after expiration of the period of employment, the director shall not operate separately or jointly, or be

employed for, businesses that compete with the company in a country or region where the company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he serves as a shareholder, director, employee, partner, agent or other, with the exception of a holder possessing at most [5]% of the issued stock or bonds of any company listed at an officially recognized stock exchange. But, this clause applies only to the products or services that the director was personally involved in or was responsible for during the period of his employment.

7.4 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit directly or indirectly the persons, corporate bodies or non-corporate bodies of the company's customers or suppliers or potential customers or suppliers during the period of his employment, or induce them to leave the company. But, this term applies only to those customers, suppliers, or potential customers or suppliers with which the director made contact or transactions in person or learned or know about during the period of his employment.

7.5 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit or employ directly or indirectly or appoint the company's employees or potential employees of the period of his employment in any manner, or induce them (with whom the director had contact during the period of his employment) to leave the company.

7.6 The director shall not, at any time after expiration of his tenure or for any purpose, use any title similar to the Chinese and English titles of the company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the company's business, or claim in any manner to have had such relations.

8. Effect of restraint

Both parties hold that the restraints specified in the agreement are reasonable under all conditions. Yet, they agree that, if, for the assurance of the company's confidential information and other lawful benefits for investment, such restraints are deemed on the whole to lie beyond the reasonable scope and can not be implemented, but they will be deemed as reasonable and enforceable once a part of more parts of them are deleted, then, such restraints shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the company is entitled to give a written notice to terminate the employment of the director immediately, without making any notification or compensation for the director. After termination of the appointment, the director will not be entitled to receive any bonus or sum related to the annual service (exclusive actual salary due), or request any compensation or indemnity on account of the termination of contract for any reason.

(a) According to applicable laws or regulations of the stock exchange or Hong Kong Securities and Futures Regulatory Commission, the director is disqualified in or prohibited from serving as a director or act in the status of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the responsibilities or functions under the agreement; or

(b) The director becomes bankrupt or reaches any agreement or debt reconciliation or makes similar arrangements with its creditors; or

(c) During the period of his employment, the director has dereliction of duty or breach of contract, or violates the duties which he assumes for the company or any of the subsidiary companies (according to this agreement, the listing regulation or other regulations) seriously, continuously or substantially; or

(d) The director is sentenced to punishment due to crimes of violation of criminal law or any integrity and honesty; or

(e) The director is judged justifiably by the Board of Directors as having had improper actions against the company's interests; or

(f) The director is mentally out of order that he can not handle his own affairs; or

(g) The director is in such conditions where he can not serve as (or work concurrently as) director of the company as specified in Article 57 and Article 58 of the company law; or

(h) The director is recognized as being prohibited from market access by CSRC in accordance with Article 4 of the "Provisional regulations regarding prohibited access to the securities market".

9.2 Where, during any successive [twelve (12) months], the director is incapable of effectively performing the functions specified in the agreement due to illness, accidents or other reasons for successive [three (3) months] or for a total of [ninety (90) working days], the company is entitled to deliver a [one-month] written notice to terminate this agreement and the appointment of the director.

9.3 The director shall not raise a request to the company for the reasons of the termination as specified in Clauses 9.1 and 9.2, and the company's postponement of suspension in exercising its right of termination specified in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Except for the conditions stated in Clauses 9.1 and 9.2, if either party wants to terminate the agreement after the date of effectiveness of the agreement, it need to deliver a written notice to the other party [3 months] in advance.

9.5 If the director stops serving as the company's director, the appointment as specified in the agreement will terminate automatically. If such discontinuation is caused by actions or neglect of either party and the other party does not agree on, assist in or participate in it, then such actions or neglect shall be deemed as a breach of the agreement, and termination as specified in the agreement shall not impede requests for damage compensation for such breach.

9.6 When the appointment of the director according to Clauses 9.1 and 9.2 of the agreement in whichever way:

(a) When so required by the company, the director shall immediately resign in writing from the position of director in the company or any subsidiary company, or other positions he assumes in the company or any subsidiary company; and

(b) At any time thereafter, unless appointed to a different position in the company, the director shall not claim to be related to the company or any subsidiary company.

9.7 Termination of the appointment of the director in accordance with this agreement does not affect any right accumulated at the time of such termination, or the effect of Articles 5-8 (all such clauses will remain in effect). Termination of the agreement due to the company's postponement in or failure to exercise its rights under the agreement does not constitute company's waiver to exercise such rights.

9.8 For reasons whatsoever, the director shall resign from his position in the company at the time or termination of the appointment.

10. Purchase

In the event of a purchase as defined in Clause 1, Article 129 of the "Mandatory provisions of the articles of association of companies to be listed overseas" promulgated on August 27, 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, under the

prerequisite of approval by the shareholders' meeting, the director is entitled to obtain the indemnity for the remaining length of time till termination of the appointment under this agreement for the lost position or retirement on account of the said purchase.

11. Notice

Notices or other correspondence made by either party according to the agreement shall be prepared in writing and written in Chinese, and may be delivered by messenger or via registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice sent by messenger shall be deemed to be effectively served on the date of delivery by messenger.

(b) A notice sent via registered mail shall be deemed to be effectively served on the seventh (7th) day after delivery to the post office (depending on the date of postmark) (to be extended to the following working day if the last day falls on Sunday or a legal holiday).

(c) A notice sent by fax shall be deemed to be effectively served when the fax is finished, provided the sender shall show the report on the sent document printed by the fax machine to prove the related document has been transmitted to the other party in a sound way.

Addresses and fax numbers of the two parties are as follows:

Company: China Shipping Container Lines Co., Ltd.
Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Recipient: YE Yumang
Fax number: (86 21) 6596 6498

Director: LI Shaode
Rm. 2105, No. 1, Lane 261, Wulumuqi Road (M), Xuhui District, Shanghai, China
Fax number: (86 21) 6596 6489

If the party changed his address or fax number, shall be notifying another party accordance with this article.

12. Other regulations

12.1 The director admits and guarantees that, unless explicitly specified in this agreement, there has not been any written, oral or implied agreement or

arrangement in advance between the company and the director with regards to the matters stated in the agreement, and the director does not sign the agreement on the base of any declaration not specified in the agreement.

12.2 If any clause of the agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the lawfulness, effectiveness and enforceability of the remaining clauses of the agreement shall not be affected or imperiled by the above.

12.3 [Although the agreement was signed by the two parties or by their authorized representatives on the date stated on the first page, the date of effectiveness of the agreement is traced back to March 3, 2004.

12.4 When so required, both parties may sign the agreement on duplicates. When signed, each duplicate will be deemed to be an original of the agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be signed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of appointment, the director shall not claim or receive, or allow his family members to claim or receive, presents, benefits or other favors provided or granted by a third party on account of the director's appointment by the company.

12.6 Company's failure to or postponement in exercising its rights, powers or privileges under the agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement on services provided by the director in person. Therefore, none of the rights, benefits, duties or responsibilities of the director under the agreement may be transferred, assigned or consigned to a third party.

13. Amendment

13.1 The company through proper actions of the legal body can only make amendments of the agreement in a written agreement, subject to signature by both parties and approval.

13.2 Without written consent from the company and the director, either party to the agreement shall not add, delete or amend any clause of the agreement.

13.3 The director shall observe all rules and regulations formulated by the company in accordance with the laws and regulations of China. The company is entitled to amend and supplement the above-mentioned rules and regulations, and grant

awards or punishment to the director on such basis.

14. Articles of association

In the case of discrepancies between the terms of the agreement and the articles of association, the latter will prevail.

15. Version of the agreement

15.1 This agreement is written in Chinese.

15.2 This agreement is made in duplicate, with the company and the director holding one each with signatures and official seals of both parties. Each of them has the same legal effect.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendment and termination of the agreement shall be under jurisdiction of promulgated Chinese laws.

16.2 All disputes regarding the agreement shall be settled through friendly consultation between the company and the director. If such consultation fails, they shall be submitted to the labor dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are not touched in detail in the agreement shall be handled in accordance with relevant laws and regulations of China as well as local regulations.

The parties signed this agreement on the date stated on the first page, in witness whereof.

Signed by its representative [ ]

On behalf of China Shipping Container Lines Co., Ltd.

Witness:

Signed by [ ]

Witness:

2004年5月10日

中海集装箱运输股份有限公司

与

张建华

非执行董事服务协议

麦坚时律师行
香港中环夏悫道10号
和记大厦14楼

Non-ExecDir.smc10351.ZhangJianHua.doc

目 录

条款 页码

本协议由下述双方于2004年5月 10 日签订：

(1) 中海集装箱运输股份有限公司，一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市浦东新区福山路450号27楼(以下简称“公司”)；与

(2) 张建华，地址为中华人民共和国北京市东城区和平里交林甲2楼2门101号(以下简称“董事”)。

本协议双方同意如下：

1. 释义和解释

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指在有关时间有效的公司章程；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《公司法》，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司(其界定见《公司条例》(香港法律第32章)第2条的规定)或子公司(其界定见公司法第13条第2款的规定)的其它公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的非执行董事，而董事同意按照本协议的条款和条件担任公司之非执行董事。除非第 7 条另有规定，公司从股东大会决议批准委任董事担任公司非执行董事之日起雇用董事，最初任期三年，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 7 条的规定终止本协议。

3. 职责

董事现向公司承诺在任期内他将：

(a) 作为公司的非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《最佳应用守则》)和公司与交易所之间的上市协议的条款；

(ii) 《证券及期货条例》(香港法律第 571 章)；

(iii) 香港证券及期货事务监察委员会所发的《公司收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用（包括商务应酬费、差旅费、食宿费和其它实际开支），对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司非执行董事不支付任何报酬或提供任何福利。

4.1 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按已由股东大会批准的每年人民币 80,000 元的标准(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.2 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料

或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作或编制或接获有关公司的业务、财政或事务之文件（包括函件、客户名单、笔记、备忘录、图则、草图、其它任何性质之文件、以及该等文件之副本及其摘要）、模型或样品交回公司。为避免产生疑虑，现声明上述文件、模型及样本之知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. 禁止竞争

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第 57 条和第 58 条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权力而终止本协议，并不构成公司放弃行使该等权力。

9.8 无论什幺原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司： 中海集装箱运输股份有限公司
中国上海市浦东新区福山路 450 号 27 楼 A 至 D 室
收件人： 叶宇芒
传真号码： (86 21) 65966498

董事： 张建华
中华人民共和国北京市东城区和平里交林甲 **2** 楼 **2** 门 **101** 号
传真号码： (86 21) 65966498

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. <u>其它规定</u>

12.1. 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2. 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3. 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2004 年 3 月 3 日。

12.4. 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5. 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6. 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7. 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1. 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2. 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3. 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1. 本协议以中文书写。

15.2. 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1. 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2. 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3. 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由　　　　　　　代表　　　　　　　)
中海集装箱运输股份有限公司　　　　)
签署　　　　　　　　　　　　　　　)
见证人：叶宇芒　　　　　　　　　　)

CHINA SHIPPING CONTAINER LINES CO., LTD.
中海集装箱运输股份有限公司

由张建华签署　　　　　　　　　　　)
见证人：叶宇芒　　　　　　　　　　)

本协议于首端所述日期由各方签订以兹证明。

由 代表
中海集装箱运输股份有限公司
签署
见证人：

CHINA SHIPPING CONTAINER LINES CO. LTD

由张建华签署
见证人：

Service Agreement for the Non-executive Director

Between

China Shipping Container Lines Co., Ltd.

And

ZHANG Jianhua

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

Table of Contents

The two parties below signed this agreement on May 10, 2004:

(1) China Shipping Container Lines Co., Ltd., a company with limited liabilities established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "China"), with its legal address of registration: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China (hereinafter referred to as the "company"); and

(2) ZHANG Jianhua, address: No.101, Gate 2, Building 2, Jiao Lin Jia, He Ping Li, Dongcheng District, Beijing, the People's Republic of China (hereinafter referred to as "the director").

It is agreed upon between the two parties as follows:

1. Definition and interpretation

1.1 In the agreement, unless otherwise specified in the text, the following expressions should have the following meanings:

"Board of directors"	refers to the Board of Directors of the company;
"Articles of association"	refers to the articles of association effective for the related period;
"Listing regulation"	refers to the securities listing regulations of the stock exchange;
"Company law"	refers to the "Company law" adopted by the National People's Congress of China on December 29, 1993, which was implemented from July 1st, 1994;
"RMB"	refers to the legal currency of China in the basic unit of yuan;
"Special regulation"	refers to the "Special regulation of the State Council regarding overseas subscription and listing of stock of companies with limited liabilities" promulgated by the State Council on August 4, 1994;
"Month"	refers to the calendar month;
"Stock exchange"	refers to the United Stock Exchange Co., Ltd. of Hong Kong;

"Subsidiary companies"	refer to other companies that become the company's subsidiary companies (as defined in Article 2 of the "Company regulation" (Chapter 32 of the Law of Hong Kong)) or subsidiary companies (as defined in Clause2, Article 13 of the company law) from time to time;
"Hong Kong"	refers to the Special Hong Kong Administrative Region of the People's Republic of China; and
"China"	refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise specified in the agreement, in this agreement:

(a) A party refers to a party to this agreement;

(b) Articles and clauses refer to articles and clauses of the agreement;

(c) The agreement is interpreted as the agreement that may be extended, modified, amended or supplemented from time to time;

(d) A law or regulation mentioned refers to such law or regulation as is amended, supplemented or modified in other manners from time to time; and

(e) All the titles are used just for the purpose of easy citation, and do not influence interpretation of the agreement.

2. Term of employment

The company agrees to employ the director as the non-executive director of the company's Board of Directors according to the terms and conditions of the agreement, and the director agrees to serve as non-executive director of the company according to the terms and conditions of the agreement. Unless otherwise specified in Article 7, the company employs the director from the date of the resolution of the shareholders' meeting approving appointment of the director as the company's non-executive director, with an initial tenure of [3 years], upon expiration of which he is eligible for re-election and re-appointment with the consent from both parties. If the director is reelected and re-appointed, this agreement will remain in effect, until this agreement is terminated by either party's delivering at least [3-month] notice to the other party or in accordance with the regulation in Article 7.

3. Function

The director hereby commits to the company that during his tenure, he will:

(a) As the company's non-executive director, perform the functions assigned him by the Board of Directors from time to time and exercise the powers authorized him by the Board of Directors from time to time; and

(b) Observe and comply with any lawful instructions and guidance as delivered or made by the Board of Directors from time to time, serve the company honestly and prudently, and do his best to promote company's business.

In addition, the director commits to the company that, during the period of employment, he will observe and adhere to the following which may be modified, supplemented or corrected from time to time:

(a) The articles of association;

(b) Relevant applicable Chinese laws and regulations including (but not limited to) the company law and the special regulation;

(c) Relevant applicable laws and regulations of Hong Kong after the listing of the company at the stock exchange, including:

(i) The listing regulation (including the "Standard rules for securities transactions of directors of listed companies" stated in Appendix X and the "Rules for optimal application" stated in Appendix XIV), as well as the terms of the listing agreement between the company and the stock exchange;

(ii)"Regulation for securities and futures" (Chapter 571 of the Law of Hong Kong);

(iii) "Rules for company purchase, merging and stock repurchase" issued by Hong Kong Securities and Futures Regulatory Commission, as well as the company's regulations regarding purchase and sales of stock and other securities of the company and its subsidiary companies that come into effect from time to time; and

(iv) Other rules and regulations that become applicable to securities from time to time.

4. Expense, remuneration and welfare

4.1 The company shall pay all necessary and reasonable expenses occurring from the

director's performance of the functions specified in the agreement during his tenure (including commercial entertainment fee, traveling expenses, lodging and board, as well as other actual expenditures). The company may request the director to provide related receipt and vouchers. The director agrees that the company will not pay any remuneration or provide any welfare to the director serving as the company's non-executive director.

4.2 As the remuneration for performance of the functions stated in Article 3, during the employment of the director, the company shall pay the director an annuity of RMB 80,000 yuan as approved by the shareholders' meeting (or at a higher rate approved by the shareholders' meeting and determined from time to time by the company and the director) in twelve (12) lots at the end of each of the 12 months. In the event of less than one month, then the payment shall be effected on a pro rata base by the end of each month.

4.3 The company shall assess, but are not obliged to increase, the remuneration to the director paid according to the regulations of the agreement at least for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the director shall not:

(a) Disclose or relay to anybody or any unit or any company (except for the company's senior management personnel which are entitled thereto, and except as so required by the law); or

(b) Use for private purpose or for other purpose than the company; or

(c) Disclose by himself on account of neglect or without verification,

any commercial secret or private information relating to the company's business, finance or any transactions, deals or matters of the company or any of its subsidiary companies that he may know about during his tenure (including but not limited to (i) information about internal matters relating to the company or any subsidiary company; (ii) information about the technology or invention conducted or used by the company or any subsidiary company, or found or made during his tenure; (iii)information on which the company or any subsidiary company has the duty to keep secret).

5.2 The restraint stated in Article 5.1 does not apply to such information or message as may be made generally accessible to the public without much cost in labor, technology or money on the part of the public (not on account of breach of contract on the part of the director), except that the director's performance of his

duties under the agreement necessitates disclosure of secret information to the related employees of the company or the professionals appointed by it, or such disclosure is authorized by the Board of Directors or is instructed by a court with due jurisdiction.

5.3 Upon termination of the employment of the director under the agreement, and/or (if required by the company) at any time as required by the company, the director shall immediately return such documents concerning the company's business, finance or other matters (including correspondence, records of clients, notes, memos, drawings, drafts and documents of any other nature, as well as duplicates and abstracts of such documents), models or samples as have been made, or formulated or received by himself or jointly with others during the period of his employment. To avoid any possible doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the company at any time.

5.4 The director agrees that all the intellectual property rights that are formed, developed, created or made during his performance of the service under the agreement belong to the company exclusively, except for those intellectual property rights that are not formed, developed, created or made through his use of the company's properties or resources in his working hours

6. Canvassing prohibited

6.1 The director guarantees that, during the period of employment in the company or within [twelve (12) months] after termination of such employment (for whatever reason), he will not do the following in China or at any other place of the company's operations in person or through agent:

(a) To lobby or induce the following personnel or entities to separate themselves from the company or any of its subsidiary companies:

(i) The company's clients or suppliers, or potential clients or suppliers on the above mentioned date of termination or in [twelve (12) months] before such date of termination, or personnel, firms, companies or other organizations which used to have deals with the company and the director had contact with or learned about or knew about during the period of his employment; or

(ii)Personnel, firms, companies or other organizations with which the director has made regular, large, or continuous deals on behalf of the company or any of its subsidiary company; or

(iii) Employees, directors, advisers or consultants of the company of any of

the subsidiary companies;

(b) To employ or appoint, or use the services provided by, employees, advisers or consultants of the company or any of its subsidiary companies, or those who have effective service contracts with the company or any of its subsidiary companies.

7. Competition prohibited

7.1 Without prior consent from the shareholders' meeting, during his employment, the director shall not directly or indirectly be employed for or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the shareholders' meeting holds that:

(a) Such enterprises compete or tend to compete with the company's business; or

(b) Contact with such enterprises damages the company's image; or

(c) Employment with such enterprises would weaken the director's adequate and proper performance of his duties under the agreement.

7.2 Without prior consent from the shareholders' meeting, in [twelve (12) months] after termination of his employment with the company (for whatever reason), the director shall not, in person or by agency, conduct any business (whatsoever) that competes directly with the business of the company or any of its subsidiary companies, or have related interests with such business (with the exception of those who hold at most [5]% of the issued stock of bonds of any company listed ate the stock exchange), or, directly or indirectly as a director, technician, adviser or in any other status, be employed by or involved in an opposing enterprise (of any kind) that competes directly with the business of the company or any of its subsidiary companies. However, if the director's function or work is only related to any one of the following items, the above restraint does not prevent the executive director from being employed by or involved in any enterprise:

(a) Geographical areas other than China where the company or any subsidiary company does not conduct any business transaction; or

(b) Such type of services or activities as those in which the director has not been involved substantially during his employment by the company or any subsidiary company.

7.3 At any time during his employment or in [twelve (12) months] after expiration of the period of employment, the director shall not operate separately or jointly, or be

employed for, businesses that compete with the company in a country or region where the company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he serves as a shareholder, director, employee, partner, agent or other, with the exception of a holder possessing at most [5]% of the issued stock or bonds of any company listed at an officially recognized stock exchange. But, this clause applies only to the products or services that the director was personally involved in or was responsible for during the period of his employment.

7.4 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit directly or indirectly the persons, corporate bodies or non-corporate bodies of the company's customers or suppliers or potential customers or suppliers during the period of his employment, or induce them to leave the company. But, this term applies only to those customers, suppliers, or potential customers or suppliers with which the director made contact or transactions in person or learned or know about during the period of his employment.

7.5 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit or employ directly or indirectly or appoint the company's employees or potential employees of the period of his employment in any manner, or induce them (with whom the director had contact during the period of his employment) to leave the company.

7.6 The director shall not, at any time after expiration of his tenure or for any purpose, use any title similar to the Chinese and English titles of the company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the company's business, or claim in any manner to have had such relations.

8. <u>Effect of restraint</u>

Both parties hold that the restraints specified in the agreement are reasonable under all conditions. Yet, they agree that, if, for the assurance of the company's confidential information and other lawful benefits for investment, such restraints are deemed on the whole to lie beyond the reasonable scope and can not be implemented, but they will be deemed as reasonable and enforceable once a part of more parts of them are deleted, then, such restraints shall be applicable as if these parts were deleted.

9. <u>Termination of employment</u>

9.1 In the following cases, the company is entitled to give a written notice to terminate the employment of the director immediately, without making any notification or compensation for the director. After termination of the appointment, the director will not be entitled to receive any bonus or sum related to the annual service (exclusive actual salary due), or request any compensation or indemnity on account of the termination of contract for any reason.

(a) According to applicable laws or regulations of the stock exchange or Hong Kong Securities and Futures Regulatory Commission, the director is disqualified in or prohibited from serving as a director or act in the status of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the responsibilities or functions under the agreement; or

(b) The director becomes bankrupt or reaches any agreement or debt reconciliation or makes similar arrangements with its creditors; or

(c) During the period of his employment, the director has dereliction of duty or breach of contract, or violates the duties which he assumes for the company or any of the subsidiary companies (according to this agreement, the listing regulation or other regulations) seriously, continuously or substantially; or

(d) The director is sentenced to punishment due to crimes of violation of criminal law or any integrity and honesty; or

(e) The director is judged justifiably by the Board of Directors as having had improper actions against the company's interests; or

(f) The director is mentally out of order that he can not handle his own affairs; or

(g) The director is in such conditions where he can not serve as (or work concurrently as) director of the company as specified in Article 57 and Article 58 of the company law; or

(h) The director is recognized as being prohibited from market access by CSRC in accordance with Article 4 of the "Provisional regulations regarding prohibited access to the securities market".

9.2 Where, during any successive [twelve (12) months], the director is incapable of effectively performing the functions specified in the agreement due to illness, accidents or other reasons for successive [three (3) months] or for a total of [ninety (90) working days], the company is entitled to deliver a [one-month] written notice to terminate this agreement and the appointment of the director.

9.3 The director shall not raise a request to the company for the reasons of the termination as specified in Clauses 9.1 and 9.2, and the company's postponement of suspension in exercising its right of termination specified in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Except for the conditions stated in Clauses 9.1 and 9.2, if either party wants to terminate the agreement after the date of effectiveness of the agreement, it need to deliver a written notice to the other party [3 months] in advance.

9.5 If the director stops serving as the company's director, the appointment as specified in the agreement will terminate automatically. If such discontinuation is caused by actions or neglect of either party and the other party does not agree on, assist in or participate in it, then such actions or neglect shall be deemed as a breach of the agreement, and termination as specified in the agreement shall not impede requests for damage compensation for such breach.

9.6 When the appointment of the director according to Clauses 9.1 and 9.2 of the agreement in whichever way:

(a) When so required by the company, the director shall immediately resign in writing from the position of director in the company or any subsidiary company, or other positions he assumes in the company or any subsidiary company; and

(b) At any time thereafter, unless appointed to a different position in the company, the director shall not claim to be related to the company or any subsidiary company.

9.7 Termination of the appointment of the director in accordance with this agreement does not affect any right accumulated at the time of such termination, or the effect of Articles 5-8 (all such clauses will remain in effect). Termination of the agreement due to the company's postponement in or failure to exercise its rights under the agreement does not constitute company's waiver to exercise such rights.

9.8 For reasons whatsoever, the director shall resign from his position in the company at the time or termination of the appointment.

10. Purchase

In the event of a purchase as defined in Clause 1, Article 129 of the "Mandatory provisions of the articles of association of companies to be listed overseas" promulgated on August 27, 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, under the

prerequisite of approval by the shareholders' meeting, the director is entitled to obtain the indemnity for the remaining length of time till termination of the appointment under this agreement for the lost position or retirement on account of the said purchase.

11. Notice

Notices or other correspondence made by either party according to the agreement shall be prepared in writing and written in Chinese, and may be delivered by messenger or via registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice sent by messenger shall be deemed to be effectively served on the date of delivery by messenger.

(b) A notice sent via registered mail shall be deemed to be effectively served on the seventh (7th) day after delivery to the post office (depending on the date of postmark) (to be extended to the following working day if the last day falls on Sunday or a legal holiday).

(c) A notice sent by fax shall be deemed to be effectively served when the fax is finished, provided the sender shall show the report on the sent document printed by the fax machine to prove the related document has been transmitted to the other party in a sound way.

Addresses and fax numbers of the two parties are as follows:

Company: China Shipping Container Lines Co., Ltd.
Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Recipient: YE Yumang
Fax number: (86 21) 6596 6498

Director: ZHANG Jianhua
No. 101, Gate 2, Building 2, Jiao Lin Jia, He Ping Li, Dongcheng District, Beijing, China
Fax number: (86 21) 6596 6489

If the party changed his address or fax number, shall be notifying another party accordance with this article.

12. Other regulations

12.1 The director admits and guarantees that, unless explicitly specified in this agreement, there has not been any written, oral or implied agreement or

arrangement in advance between the company and the director with regards to the matters stated in the agreement, and the director does not sign the agreement on the base of any declaration not specified in the agreement.

12.2 If any clause of the agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the lawfulness, effectiveness and enforceability of the remaining clauses of the agreement shall not be affected or imperiled by the above.

12.3 [Although the agreement was signed by the two parties or by their authorized representatives on the date stated on the first page, the date of effectiveness of the agreement is traced back to March 3, 2004.

12.4 When so required, both parties may sign the agreement on duplicates. When signed, each duplicate will be deemed to be an original of the agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be signed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of appointment, the director shall not claim or receive, or allow his family members to claim or receive, presents, benefits or other favors provided or granted by a third party on account of the director's appointment by the company.

12.6 Company's failure to or postponement in exercising its rights, powers or privileges under the agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement on services provided by the director in person. Therefore, none of the rights, benefits, duties or responsibilities of the director under the agreement may be transferred, assigned or consigned to a third party.

13. Amendment

13.1 The company through proper actions of the legal body can only make amendments of the agreement in a written agreement, subject to signature by both parties and approval.

13.2 Without written consent from the company and the director, either party to the agreement shall not add, delete or amend any clause of the agreement.

13.3 The director shall observe all rules and regulations formulated by the company in accordance with the laws and regulations of China. The company is entitled to amend and supplement the above-mentioned rules and regulations, and grant

awards or punishment to the director on such basis.

14. Articles of association

In the case of discrepancies between the terms of the agreement and the articles of association, the latter will prevail.

15. Version of the agreement

15.1 This agreement is written in Chinese.

15.2 This agreement is made in duplicate, with the company and the director holding one each with signatures and official seals of both parties. Each of them has the same legal effect.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendment and termination of the agreement shall be under jurisdiction of promulgated Chinese laws.

16.2 All disputes regarding the agreement shall be settled through friendly consultation between the company and the director. If such consultation fails, they shall be submitted to the labor dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are not touched in detail in the agreement shall be handled in accordance with relevant laws and regulations of China as well as local regulations.

The parties signed this agreement on the date stated on the first page, in witness whereof.

Signed by its representative [ ]

On behalf of China Shipping Container Lines Co., Ltd.

Witness:

Signed by [ ]

Witness:

RECEIVED
2004 DEC 28 P 3:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2004年5月10日

中海集装箱运输股份有限公司

与

王大雄

非执行董事服务协议

麦坚时律师行
香港中环夏悫道10号
和记大厦14楼

目 录

条款 页码

本协议由下述双方于 2004 年 5 月 10 日签订：

(1) 中海集装箱运输股份有限公司，一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市浦东新区福山路 450 号 27 楼 (以下简称“公司”)；与

(2) 王大雄，地址为中华人民共和国广州市庙前西街 40 号之八 501 房 (以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指在有关时间有效的公司章程；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于 1993 年 12 月 29 日通过的《公司法》，该法在 1994 年 7 月 1 日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在 1994 年 8 月 4 日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见《公司条例》（香港法律第 32 章）第 2 条的规定）或子公司（其界定见公司法第 13 条第 2 款的规定）的其它公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方;

(b) 条或款指本协议条或款;

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议;

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规; 及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. <u>受雇期限</u>

公司同意按照本协议的条款和条件雇用董事为公司董事会的非执行董事，而董事同意按照本协议的条款和条件担任公司之非执行董事。除非第 7 条另有规定，公司从股东大会决议批准委任董事担任公司非执行董事之日起雇用董事，最初任期三年，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 7 条的规定终止本协议。

3. <u>职责</u>

董事现向公司承诺在任期内他将:

(a) 作为公司的非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力; 及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的:

(a) 章程;

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定;

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括:

(i) 上市规则(包括附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《最佳应用守则》)和公司与交易所之间的上市协议的条款;

(ii) 《证券及期货条例》(香港法律第 571 章);

(iii) 香港证券及期货事务监察委员会所发的《公司收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用（包括商务应酬费、差旅费、食宿费和其它实际开支），对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司非执行董事不支付任何报酬或提供任何福利。

4.1 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按已由股东大会批准的每年人民币 80,000 元的标准(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.2 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料

或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作或编制或接获有关公司的业务、财政或事务之文件（包括函件、客户名单、笔记、备忘录、图则、草图、其它任何性质之文件、以及该等文件之副本及其摘要）、模型或样品交回公司。为避免产生疑虑，现声明上述文件、模型及样本之知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. 禁止竞争

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第 57 条和第 58 条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权力而终止本协议，并不构成公司放弃行使该等权力。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. <u>收购</u>

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. <u>通知</u>

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司： 中海集装箱运输股份有限公司
中国上海市浦东新区福山路 450 号 27 楼 A 至 D 室
收件人： 叶宇芒
传真号码： (86 21) 65966498

董事： 王大雄
中华人民共和国广州市庙前西街 **40** 号之八 **501** 房
传真号码： (86 21) 65966498

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1. 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2. 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3. 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2004 年 3 月 3 日。

12.4. 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5. 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6. 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7. 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1. 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2. 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3. 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1. 本协议以中文书写。

15.2. 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1. 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2. 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3. 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由　　　　　　　代表　　　)
　　　　　　　　　　　　　)
中海集装箱运输股份有限公司)
　　　　　　　　　　　　　)
签署　　　　　　　　　　　)
　　　　　　　　　　　　　)
见证人：　　　　　　　　　)

CHINA SHIPPING CONTAINER LINES CO. LTD.
中海集装箱运输股份有限公司

由王大雄签署　　　　　　　)
　　　　　　　　　　　　　)
见证人：　　　　　　　　　)
　　　　　　　　　　　　　)
　　　　　　　　　　　　　)
　　　　　　　　　　　　　)
　　　　　　　　　　　　　)

本协议于首端所述日期由各方签订以兹证明。

由 代表)
中海集装箱运输股份有限公司)
签署)
见证人：)

由王大雄签署)
见证人：)

Service Agreement for the Non-executive Director

Between

China Shipping Container Lines Co., Ltd.

And

WANG Daxiong

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

The 1st draft: February 14, 2004

Service Agreement for the Non-executive Director

Between

China Shipping Container Lines Co., Ltd.

And

WANG Daxiong

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

Table of Contents

The two parties below signed this agreement on May 10, 2004:

(1) China Shipping Container Lines Co., Ltd., a company with limited liabilities established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "China"), with its legal address of registration: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China (hereinafter referred to as the "company"); and

(2) WANG Daxiong, address: Rm.501, No. 40-8, Miao Qian Xi Jie, Guangzhou, the People's Republic of China (hereinafter referred to as "the director").

It is agreed upon between the two parties as follows:

1. Definition and interpretation

1.1 In the agreement, unless otherwise specified in the text, the following expressions should have the following meanings:

"Board of directors"	refers to the Board of Directors of the company;
"Articles of association"	refers to the articles of association effective for the related period;
"Listing regulation"	refers to the securities listing regulations of the stock exchange;
"Company law"	refers to the "Company law" adopted by the National People's Congress of China on December 29, 1993, which was implemented from July 1st, 1994;
"RMB"	refers to the legal currency of China in the basic unit of yuan;
"Special regulation"	refers to the "Special regulation of the State Council regarding overseas subscription and listing of stock of companies with limited liabilities" promulgated by the State Council on August 4, 1994;
"Month"	refers to the calendar month;
"Stock exchange"	refers to the United Stock Exchange Co., Ltd. of Hong Kong;
"Subsidiary companies"	refer to other companies that become the company's

	subsidiary companies (as defined in Article 2 of the "Company regulation" (Chapter 32 of the Law of Hong Kong)) or subsidiary companies (as defined in Clause2, Article 13 of the company law) from time to time;
"Hong Kong"	refers to the Special Hong Kong Administrative Region of the People's Republic of China; and
"China"	refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise specified in the agreement, in this agreement:

(a) A party refers to a party to this agreement;

(b) Articles and clauses refer to articles and clauses of the agreement;

(c) The agreement is interpreted as the agreement that may be extended, modified, amended or supplemented from time to time;

(d) A law or regulation mentioned refers to such law or regulation as is amended, supplemented or modified in other manners from time to time; and

(e) All the titles are used just for the purpose of easy citation, and do not influence interpretation of the agreement.

2. Term of employment

The company agrees to employ the director as the non-executive director of the company's Board of Directors according to the terms and conditions of the agreement, and the director agrees to serve as non-executive director of the company according to the terms and conditions of the agreement. Unless otherwise specified in Article 7, the company employs the director from the date of the resolution of the shareholders' meeting approving appointment of the director as the company's non-executive director, with an initial tenure of [3 years], upon expiration of which he is eligible for re-election and re-appointment with the consent from both parties. If the director is reelected and re-appointed, this agreement will remain in effect, until this agreement is terminated by either party's delivering at least [3-month] notice to the other party or in accordance with the regulation in Article 7.

3. Function

The director hereby commits to the company that during his tenure, he will:

(a) As the company's non-executive director, perform the functions assigned him by the Board of Directors from time to time and exercise the powers authorized him by the Board of Directors from time to time; and

(b) Observe and comply with any lawful instructions and guidance as delivered or made by the Board of Directors from time to time, serve the company honestly and prudently, and do his best to promote company's business.

In addition, the director commits to the company that, during the period of employment, he will observe and adhere to the following which may be modified, supplemented or corrected from time to time:

(a) The articles of association;

(b) Relevant applicable Chinese laws and regulations including (but not limited to) the company law and the special regulation;

(c) Relevant applicable laws and regulations of Hong Kong after the listing of the company at the stock exchange, including:

(i) The listing regulation (including the "Standard rules for securities transactions of directors of listed companies" stated in Appendix X and the "Rules for optimal application" stated in Appendix XIV), as well as the terms of the listing agreement between the company and the stock exchange;

(ii)"Regulation for securities and futures" (Chapter 571 of the Law of Hong Kong);

(iii) "Rules for company purchase, merging and stock repurchase" issued by Hong Kong Securities and Futures Regulatory Commission, as well as the company's regulations regarding purchase and sales of stock and other securities of the company and its subsidiary companies that come into effect from time to time; and

(iv) Other rules and regulations that become applicable to securities from time to time.

4. <u>Expense, remuneration and welfare</u>

4.1 The company shall pay all necessary and reasonable expenses occurring from the director's performance of the functions specified in the agreement during his

tenure (including commercial entertainment fee, traveling expenses, lodging and board, as well as other actual expenditures). The company may request the director to provide related receipt and vouchers. The director agrees that the company will not pay any remuneration or provide any welfare to the director serving as the company's non-executive director.

4.2 As the remuneration for performance of the functions stated in Article 3, during the employment of the director, the company shall pay the director an annuity of RMB 80,000 yuan as approved by the shareholders' meeting (or at a higher rate approved by the shareholders' meeting and determined from time to time by the company and the director) in twelve (12) lots at the end of each of the 12 months. In the event of less than one month, then the payment shall be effected on a pro rata base by the end of each month.

4.3 The company shall assess, but are not obliged to increase, the remuneration to the director paid according to the regulations of the agreement at least for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the director shall not:

(a) Disclose or relay to anybody or any unit or any company (except for the company's senior management personnel which are entitled thereto, and except as so required by the law); or

(b) Use for private purpose or for other purpose than the company; or

(c) Disclose by himself on account of neglect or without verification,

any commercial secret or private information relating to the company's business, finance or any transactions, deals or matters of the company or any of its subsidiary companies that he may know about during his tenure (including but not limited to (i) information about internal matters relating to the company or any subsidiary company; (ii) information about the technology or invention conducted or used by the company or any subsidiary company, or found or made during his tenure; (iii)information on which the company or any subsidiary company has the duty to keep secret).

5.2 The restraint stated in Article 5.1 does not apply to such information or message as may be made generally accessible to the public without much cost in labor, technology or money on the part of the public (not on account of breach of contract on the part of the director), except that the director's performance of his duties under the agreement necessitates disclosure of secret information to the

related employees of the company or the professionals appointed by it, or such disclosure is authorized by the Board of Directors or is instructed by a court with due jurisdiction.

5.3 Upon termination of the employment of the director under the agreement, and/or (if required by the company) at any time as required by the company, the director shall immediately return such documents concerning the company's business, finance or other matters (including correspondence, records of clients, notes, memos, drawings, drafts and documents of any other nature, as well as duplicates and abstracts of such documents), models or samples as have been made, or formulated or received by himself or jointly with others during the period of his employment. To avoid any possible doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the company at any time.

5.4 The director agrees that all the intellectual property rights that are formed, developed, created or made during his performance of the service under the agreement belong to the company exclusively, except for those intellectual property rights that are not formed, developed, created or made through his use of the company's properties or resources in his working hours

6. <u>Canvassing prohibited</u>

6.1 The director guarantees that, during the period of employment in the company or within [twelve (12) months] after termination of such employment (for whatever reason), he will not do the following in China or at any other place of the company's operations in person or through agent:

(a) To lobby or induce the following personnel or entities to separate themselves from the company or any of its subsidiary companies:

(i) The company's clients or suppliers, or potential clients or suppliers on the above mentioned date of termination or in [twelve (12) months] before such date of termination, or personnel, firms, companies or other organizations which used to have deals with the company and the director had contact with or learned about or knew about during the period of his employment; or

(ii)Personnel, firms, companies or other organizations with which the director has made regular, large, or continuous deals on behalf of the company or any of its subsidiary company; or

(iii) Employees, directors, advisers or consultants of the company of any of the subsidiary companies;

(b) To employ or appoint, or use the services provided by, employees, advisers or consultants of the company or any of its subsidiary companies, or those who have effective service contracts with the company or any of its subsidiary companies.

7. Competition prohibited

7.1 Without prior consent from the shareholders' meeting, during his employment, the director shall not directly or indirectly be employed for or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the shareholders' meeting holds that:

(a) Such enterprises compete or tend to compete with the company's business; or

(b) Contact with such enterprises damages the company's image; or

(c) Employment with such enterprises would weaken the director's adequate and proper performance of his duties under the agreement.

7.2 Without prior consent from the shareholders' meeting, in [twelve (12) months] after termination of his employment with the company (for whatever reason), the director shall not, in person or by agency, conduct any business (whatsoever) that competes directly with the business of the company or any of its subsidiary companies, or have related interests with such business (with the exception of those who hold at most [5]% of the issued stock of bonds of any company listed ate the stock exchange), or, directly or indirectly as a director, technician, adviser or in any other status, be employed by or involved in an opposing enterprise (of any kind) that competes directly with the business of the company or any of its subsidiary companies. However, if the director's function or work is only related to any one of the following items, the above restraint does not prevent the executive director from being employed by or involved in any enterprise:

(a) Geographical areas other than China where the company or any subsidiary company does not conduct any business transaction; or

(b) Such type of services or activities as those in which the director has not been involved substantially during his employment by the company or any subsidiary company.

7.3 At any time during his employment or in [twelve (12) months] after expiration of the period of employment, the director shall not operate separately or jointly, or be employed for, businesses that compete with the company in a country or region

where the company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he serves as a shareholder, director, employee, partner, agent or other, with the exception of a holder possessing at most [5]% of the issued stock or bonds of any company listed at an officially recognized stock exchange. But, this clause applies only to the products or services that the director was personally involved in or was responsible for during the period of his employment.

7.4 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit directly or indirectly the persons, corporate bodies or non-corporate bodies of the company's customers or suppliers or potential customers or suppliers during the period of his employment, or induce them to leave the company. But, this term applies only to those customers, suppliers, or potential customers or suppliers with which the director made contact or transactions in person or learned or know about during the period of his employment.

7.5 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit or employ directly or indirectly or appoint the company's employees or potential employees of the period of his employment in any manner, or induce them (with whom the director had contact during the period of his employment) to leave the company.

7.6 The director shall not, at any time after expiration of his tenure or for any purpose, use any title similar to the Chinese and English titles of the company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the company's business, or claim in any manner to have had such relations.

8. Effect of restraint

Both parties hold that the restraints specified in the agreement are reasonable under all conditions. Yet, they agree that, if, for the assurance of the company's confidential information and other lawful benefits for investment, such restraints are deemed on the whole to lie beyond the reasonable scope and can not be implemented, but they will be deemed as reasonable and enforceable once a part of more parts of them are deleted, then, such restraints shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the company is entitled to give a written notice to terminate the employment of the director immediately, without making any notification or compensation for the director. After termination of the appointment, the director will not be entitled to receive any bonus or sum related to the annual service (exclusive actual salary due), or request any compensation or indemnity on account of the termination of contract for any reason.

(a) According to applicable laws or regulations of the stock exchange or Hong Kong Securities and Futures Regulatory Commission, the director is disqualified in or prohibited from serving as a director or act in the status of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the responsibilities or functions under the agreement; or

(b) The director becomes bankrupt or reaches any agreement or debt reconciliation or makes similar arrangements with its creditors; or

(c) During the period of his employment, the director has dereliction of duty or breach of contract, or violates the duties which he assumes for the company or any of the subsidiary companies (according to this agreement, the listing regulation or other regulations) seriously, continuously or substantially; or

(d) The director is sentenced to punishment due to crimes of violation of criminal law or any integrity and honesty; or

(e) The director is judged justifiably by the Board of Directors as having had improper actions against the company's interests; or

(f) The director is mentally out of order that he can not handle his own affairs; or

(g) The director is in such conditions where he can not serve as (or work concurrently as) director of the company as specified in Article 57 and Article 58 of the company law; or

(h) The director is recognized as being prohibited from market access by CSRC in accordance with Article 4 of the "Provisional regulations regarding prohibited access to the securities market".

9.2 Where, during any successive [twelve (12) months], the director is incapable of effectively performing the functions specified in the agreement due to illness, accidents or other reasons for successive [three (3) months] or for a total of [ninety (90) working days], the company is entitled to deliver a [one-month] written notice to terminate this agreement and the appointment of the director.

9.3 The director shall not raise a request to the company for the reasons of the termination as specified in Clauses 9.1 and 9.2, and the company's postponement of suspension in exercising its right of termination specified in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Except for the conditions stated in Clauses 9.1 and 9.2, if either party wants to terminate the agreement after the date of effectiveness of the agreement, it need to deliver a written notice to the other party [3 months] in advance.

9.5 If the director stops serving as the company's director, the appointment as specified in the agreement will terminate automatically. If such discontinuation is caused by actions or neglect of either party and the other party does not agree on, assist in or participate in it, then such actions or neglect shall be deemed as a breach of the agreement, and termination as specified in the agreement shall not impede requests for damage compensation for such breach.

9.6 When the appointment of the director according to Clauses 9.1 and 9.2 of the agreement in whichever way:

(a) When so required by the company, the director shall immediately resign in writing from the position of director in the company or any subsidiary company, or other positions he assumes in the company or any subsidiary company; and

(b) At any time thereafter, unless appointed to a different position in the company, the director shall not claim to be related to the company or any subsidiary company.

9.7 Termination of the appointment of the director in accordance with this agreement does not affect any right accumulated at the time of such termination, or the effect of Articles 5-8 (all such clauses will remain in effect). Termination of the agreement due to the company's postponement in or failure to exercise its rights under the agreement does not constitute company's waiver to exercise such rights.

9.8 For reasons whatsoever, the director shall resign from his position in the company at the time or termination of the appointment.

10. Purchase

In the event of a purchase as defined in Clause 1, Article 129 of the "Mandatory provisions of the articles of association of companies to be listed overseas" promulgated on August 27, 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, under the prerequisite of approval by the shareholders' meeting, the director is entitled to

obtain the indemnity for the remaining length of time till termination of the appointment under this agreement for the lost position or retirement on account of the said purchase.

11. Notice

Notices or other correspondence made by either party according to the agreement shall be prepared in writing and written in Chinese, and may be delivered by messenger or via registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice sent by messenger shall be deemed to be effectively served on the date of delivery by messenger.

(b) A notice sent via registered mail shall be deemed to be effectively served on the seventh (7th) day after delivery to the post office (depending on the date of postmark) (to be extended to the following working day if the last day falls on Sunday or a legal holiday).

(c) A notice sent by fax shall be deemed to be effectively served when the fax is finished, provided the sender shall show the report on the sent document printed by the fax machine to prove the related document has been transmitted to the other party in a sound way.

Addresses and fax numbers of the two parties are as follows:

Company: China Shipping Container Lines Co., Ltd.
Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Recipient: YE Yumang
Fax number: (86 21) 6596 6498

Director: WANG Daxiong
Rm. 501, No. 40-8, Miao Qian Xi Jie, Guangzhou, China
Fax number: (86 21) 6596 6489
If the party changed his address or fax number, shall be notifying another party accordance with this article.

12. Other regulations

12.1 The director admits and guarantees that, unless explicitly specified in this agreement, there has not been any written, oral or implied agreement or arrangement in advance between the company and the director with regards to the matters stated in the agreement, and the director does not sign the agreement on

the base of any declaration not specified in the agreement.

12.2 If any clause of the agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the lawfulness, effectiveness and enforceability of the remaining clauses of the agreement shall not be affected or imperiled by the above.

12.3 [Although the agreement was signed by the two parties or by their authorized representatives on the date stated on the first page, the date of effectiveness of the agreement is traced back to March 3, 2004.

12.4 When so required, both parties may sign the agreement on duplicates. When signed, each duplicate will be deemed to be an original of the agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be signed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of appointment, the director shall not claim or receive, or allow his family members to claim or receive, presents, benefits or other favors provided or granted by a third party on account of the director's appointment by the company.

12.6 Company's failure to or postponement in exercising its rights, powers or privileges under the agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement on services provided by the director in person. Therefore, none of the rights, benefits, duties or responsibilities of the director under the agreement may be transferred, assigned or consigned to a third party.

13. <u>Amendment</u>

13.1 The company through proper actions of the legal body can only make amendments of the agreement in a written agreement, subject to signature by both parties and approval.

13.2 Without written consent from the company and the director, either party to the agreement shall not add, delete or amend any clause of the agreement.

13.3 The director shall observe all rules and regulations formulated by the company in accordance with the laws and regulations of China. The company is entitled to amend and supplement the above-mentioned rules and regulations, and grant awards or punishment to the director on such basis.

14. Articles of association

In the case of discrepancies between the terms of the agreement and the articles of association, the latter will prevail.

15. Version of the agreement

15.1 This agreement is written in Chinese.

15.2 This agreement is made in duplicate, with the company and the director holding one each with signatures and official seals of both parties. Each of them has the same legal effect.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendment and termination of the agreement shall be under jurisdiction of promulgated Chinese laws.

16.2 All disputes regarding the agreement shall be settled through friendly consultation between the company and the director. If such consultation fails, they shall be submitted to the labor dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are not touched in detail in the agreement shall be handled in accordance with relevant laws and regulations of China as well as local regulations.

The parties signed this agreement on the date stated on the first page, in witness whereof.

Signed by its representative [ ]

On behalf of China Shipping Container Lines Co., Ltd.

Witness:

Signed by [ ]

Witness:

RECEIVED
2004 DEC 28 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2004年5月10日

中海集装箱运输股份有限公司

与

王湘云

非执行董事服务协议

麦坚时律师行
香港中环夏悫道10号
和记大厦14楼

目 录

条款 页码

本协议由下述双方于2004年5月16日签订：

(1) 中海集装箱运输股份有限公司，一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市浦东新区福山路450号27楼(以下简称“公司”)；与

(2) 王湘云，地址为中华人民共和国上海市普陀区石泉路1号1707-1708室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指在有关时间有效的公司章程；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《公司法》，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司(其界定见《公司条例》(香港法律第32章)第2条的规定)或子公司(其界定见公司法第13条第2款的规定)的其它公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的非执行董事，而董事同意按照本协议的条款和条件担任公司之非执行董事。除非第7条另有规定，公司从股东大会决议批准委任董事担任公司非执行董事之日起雇用董事，最初任期三年，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第7条的规定终止本协议。

3. 职责

董事现向公司承诺在任期内他将：

(a) 作为公司的非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《最佳应用守则》)和公司与交易所之间的上市协议的条款；

(ii) 《证券及期货条例》(香港法律第571章)；

(iii) 香港证券及期货事务监察委员会所发的《公司收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

4. <u>费用、报酬及福利</u>

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用（包括商务应酬费、差旅费、食宿费和其它实际开支），对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司非执行董事不支付任何报酬或提供任何福利。

4.1 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按已由股东大会批准的每年人民币 80,000 元的标准(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.2 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. <u>保密资料</u>

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料

或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作或编制或接获有关公司的业务、财政或事务之文件（包括函件、客户名单、笔记、备忘录、图则、草图、其它任何性质之文件、以及该等文件之副本及其摘要）、模型或样品交回公司。为避免产生疑虑，现声明上述文件、模型及样本之知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. 禁止竞争

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第 57 条和第 58 条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权力而终止本协议，并不构成公司放弃行使该等权力。

9.8 无论什幺原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	中海集装箱运输股份有限公司 中国上海市浦东新区福山路 450 号 27 楼 A 至 D 室
收件人：	叶宇芒
传真号码：	(86 21) 65966498
董事：	王湘云 中华人民共和国上海市普陀区石泉路 **1** 号 **1707-1708** 室
传真号码：	(86 21) 65966498

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1. 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2. 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3. 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2004 年 3 月 3 日。

12.4. 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5. 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6. 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7. 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1. 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2. 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3. 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1. 本协议以中文书写。

15.2. 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1. 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2. 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3. 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由　　　　　　　　代表　　　　　　)
中海集装箱运输股份有限公司　　　　)
签署　　　　　　　　　　　　　　　)
见证人：　　　　　　　　　　　　　)

由王湘云签署　　　　　　　　　　　)
见证人：　　　　　　　　　　　　　)

本协议于首端所述日期由各方签订以兹证明。

由 李克麟 代表
中海集装箱运输股份有限公司
签署

见证人：叶宇芒

CHINA SHIPPING CONTAINER ... LTD

由王湘云签署

见证人：叶宇芒

Service Agreement for the Non-executive Director

Between

China Shipping Container Lines Co., Ltd.

And

WANG Xiangyun

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

Table of Contents

The two parties below signed this agreement on May 10, 2004:

(1) China Shipping Container Lines Co., Ltd., a company with limited liabilities established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "China"), with its legal address of registration: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China (hereinafter referred to as the "company"); and

(2) WANG Xiangyun, address: Rm.1707-1708, No. 1, Shiquan Road, Putuo District, Shanghai, the People's Republic of China (hereinafter referred to as "the director").

It is agreed upon between the two parties as follows:

1. <u>Definition and interpretation</u>

1.1 In the agreement, unless otherwise specified in the text, the following expressions should have the following meanings:

"Board of directors"	refers to the Board of Directors of the company;
"Articles of association"	refers to the articles of association effective for the related period;
"Listing regulation"	refers to the securities listing regulations of the stock exchange;
"Company law"	refers to the "Company law" adopted by the National People's Congress of China on December 29, 1993, which was implemented from July 1st, 1994;
"RMB"	refers to the legal currency of China in the basic unit of yuan;
"Special regulation"	refers to the "Special regulation of the State Council regarding overseas subscription and listing of stock of companies with limited liabilities" promulgated by the State Council on August 4, 1994;
"Month"	refers to the calendar month;
"Stock exchange"	refers to the United Stock Exchange Co., Ltd. of Hong Kong;

"Subsidiary companies"	refer to other companies that become the company's subsidiary companies (as defined in Article 2 of the "Company regulation" (Chapter 32 of the Law of Hong Kong)) or subsidiary companies (as defined in Clause2, Article 13 of the company law) from time to time;
"Hong Kong"	refers to the Special Hong Kong Administrative Region of the People's Republic of China; and
"China"	refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise specified in the agreement, in this agreement:

(a) A party refers to a party to this agreement;

(b) Articles and clauses refer to articles and clauses of the agreement;

(c) The agreement is interpreted as the agreement that may be extended, modified, amended or supplemented from time to time;

(d) A law or regulation mentioned refers to such law or regulation as is amended, supplemented or modified in other manners from time to time; and

(e) All the titles are used just for the purpose of easy citation, and do not influence interpretation of the agreement.

2. Term of employment

The company agrees to employ the director as the non-executive director of the company's Board of Directors according to the terms and conditions of the agreement, and the director agrees to serve as non-executive director of the company according to the terms and conditions of the agreement. Unless otherwise specified in Article 7, the company employs the director from the date of the resolution of the shareholders' meeting approving appointment of the director as the company's non-executive director, with an initial tenure of [3 years], upon expiration of which he is eligible for re-election and re-appointment with the consent from both parties. If the director is reelected and re-appointed, this agreement will remain in effect, until this agreement is terminated by either party's delivering at least [3-month] notice to the other party or in accordance with the regulation in Article 7.

3. Function

The director hereby commits to the company that during his tenure, he will:

(a) As the company's non-executive director, perform the functions assigned him by the Board of Directors from time to time and exercise the powers authorized him by the Board of Directors from time to time; and

(b) Observe and comply with any lawful instructions and guidance as delivered or made by the Board of Directors from time to time, serve the company honestly and prudently, and do his best to promote company's business.

In addition, the director commits to the company that, during the period of employment, he will observe and adhere to the following which may be modified, supplemented or corrected from time to time:

(a) The articles of association;

(b) Relevant applicable Chinese laws and regulations including (but not limited to) the company law and the special regulation;

(c) Relevant applicable laws and regulations of Hong Kong after the listing of the company at the stock exchange, including:

(i) The listing regulation (including the "Standard rules for securities transactions of directors of listed companies" stated in Appendix X and the "Rules for optimal application" stated in Appendix XIV), as well as the terms of the listing agreement between the company and the stock exchange;

(ii)"Regulation for securities and futures" (Chapter 571 of the Law of Hong Kong);

(iii) "Rules for company purchase, merging and stock repurchase" issued by Hong Kong Securities and Futures Regulatory Commission, as well as the company's regulations regarding purchase and sales of stock and other securities of the company and its subsidiary companies that come into effect from time to time; and

(iv) Other rules and regulations that become applicable to securities from time to time.

4. Expense, remuneration and welfare

4.1 The company shall pay all necessary and reasonable expenses occurring from the

director's performance of the functions specified in the agreement during his tenure (including commercial entertainment fee, traveling expenses, lodging and board, as well as other actual expenditures). The company may request the director to provide related receipt and vouchers. The director agrees that the company will not pay any remuneration or provide any welfare to the director serving as the company's non-executive director.

4.2 As the remuneration for performance of the functions stated in Article 3, during the employment of the director, the company shall pay the director an annuity of RMB 80,000 yuan as approved by the shareholders' meeting (or at a higher rate approved by the shareholders' meeting and determined from time to time by the company and the director) in twelve (12) lots at the end of each of the 12 months. In the event of less than one month, then the payment shall be effected on a pro rata base by the end of each month.

4.3 The company shall assess, but are not obliged to increase, the remuneration to the director paid according to the regulations of the agreement at least for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the director shall not:

(a) Disclose or relay to anybody or any unit or any company (except for the company's senior management personnel which are entitled thereto, and except as so required by the law); or

(b) Use for private purpose or for other purpose than the company; or

(c) Disclose by himself on account of neglect or without verification,

any commercial secret or private information relating to the company's business, finance or any transactions, deals or matters of the company or any of its subsidiary companies that he may know about during his tenure (including but not limited to (i) information about internal matters relating to the company or any subsidiary company; (ii) information about the technology or invention conducted or used by the company or any subsidiary company, or found or made during his tenure; (iii)information on which the company or any subsidiary company has the duty to keep secret).

5.2 The restraint stated in Article 5.1 does not apply to such information or message as may be made generally accessible to the public without much cost in labor, technology or money on the part of the public (not on account of breach of contract on the part of the director), except that the director's performance of his

duties under the agreement necessitates disclosure of secret information to the related employees of the company or the professionals appointed by it, or such disclosure is authorized by the Board of Directors or is instructed by a court with due jurisdiction.

5.3 Upon termination of the employment of the director under the agreement, and/or (if required by the company) at any time as required by the company, the director shall immediately return such documents concerning the company's business, finance or other matters (including correspondence, records of clients, notes, memos, drawings, drafts and documents of any other nature, as well as duplicates and abstracts of such documents), models or samples as have been made, or formulated or received by himself or jointly with others during the period of his employment. To avoid any possible doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the company at any time.

5.4 The director agrees that all the intellectual property rights that are formed, developed, created or made during his performance of the service under the agreement belong to the company exclusively, except for those intellectual property rights that are not formed, developed, created or made through his use of the company's properties or resources in his working hours

6. Canvassing prohibited

6.1 The director guarantees that, during the period of employment in the company or within [twelve (12) months] after termination of such employment (for whatever reason), he will not do the following in China or at any other place of the company's operations in person or through agent:

(a) To lobby or induce the following personnel or entities to separate themselves from the company or any of its subsidiary companies:

(i) The company's clients or suppliers, or potential clients or suppliers on the above mentioned date of termination or in [twelve (12) months] before such date of termination, or personnel, firms, companies or other organizations which used to have deals with the company and the director had contact with or learned about or knew about during the period of his employment; or

(ii)Personnel, firms, companies or other organizations with which the director has made regular, large, or continuous deals on behalf of the company or any of its subsidiary company; or

(iii) Employees, directors, advisers or consultants of the company of any of

the subsidiary companies;

(b) To employ or appoint, or use the services provided by, employees, advisers or consultants of the company or any of its subsidiary companies, or those who have effective service contracts with the company or any of its subsidiary companies.

7. Competition prohibited

7.1 Without prior consent from the shareholders' meeting, during his employment, the director shall not directly or indirectly be employed for or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the shareholders' meeting holds that:

(a) Such enterprises compete or tend to compete with the company's business; or

(b) Contact with such enterprises damages the company's image; or

(c) Employment with such enterprises would weaken the director's adequate and proper performance of his duties under the agreement.

7.2 Without prior consent from the shareholders' meeting, in [twelve (12) months] after termination of his employment with the company (for whatever reason), the director shall not, in person or by agency, conduct any business (whatsoever) that competes directly with the business of the company or any of its subsidiary companies, or have related interests with such business (with the exception of those who hold at most [5]% of the issued stock of bonds of any company listed ate the stock exchange), or, directly or indirectly as a director, technician, adviser or in any other status, be employed by or involved in an opposing enterprise (of any kind) that competes directly with the business of the company or any of its subsidiary companies. However, if the director's function or work is only related to any one of the following items, the above restraint does not prevent the executive director from being employed by or involved in any enterprise:

(a) Geographical areas other than China where the company or any subsidiary company does not conduct any business transaction; or

(b) Such type of services or activities as those in which the director has not been involved substantially during his employment by the company or any subsidiary company.

7.3 At any time during his employment or in [twelve (12) months] after expiration of the period of employment, the director shall not operate separately or jointly, or be

employed for, businesses that compete with the company in a country or region where the company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he serves as a shareholder, director, employee, partner, agent or other, with the exception of a holder possessing at most [5]% of the issued stock or bonds of any company listed at an officially recognized stock exchange. But, this clause applies only to the products or services that the director was personally involved in or was responsible for during the period of his employment.

7.4 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit directly or indirectly the persons, corporate bodies or non-corporate bodies of the company's customers or suppliers or potential customers or suppliers during the period of his employment, or induce them to leave the company. But, this term applies only to those customers, suppliers, or potential customers or suppliers with which the director made contact or transactions in person or learned or know about during the period of his employment.

7.5 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit or employ directly or indirectly or appoint the company's employees or potential employees of the period of his employment in any manner, or induce them (with whom the director had contact during the period of his employment) to leave the company.

7.6 The director shall not, at any time after expiration of his tenure or for any purpose, use any title similar to the Chinese and English titles of the company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the company's business, or claim in any manner to have had such relations.

8. Effect of restraint

Both parties hold that the restraints specified in the agreement are reasonable under all conditions. Yet, they agree that, if, for the assurance of the company's confidential information and other lawful benefits for investment, such restraints are deemed on the whole to lie beyond the reasonable scope and can not be implemented, but they will be deemed as reasonable and enforceable once a part of more parts of them are deleted, then, such restraints shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the company is entitled to give a written notice to terminate the employment of the director immediately, without making any notification or compensation for the director. After termination of the appointment, the director will not be entitled to receive any bonus or sum related to the annual service (exclusive actual salary due), or request any compensation or indemnity on account of the termination of contract for any reason.

(a) According to applicable laws or regulations of the stock exchange or Hong Kong Securities and Futures Regulatory Commission, the director is disqualified in or prohibited from serving as a director or act in the status of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the responsibilities or functions under the agreement; or

(b) The director becomes bankrupt or reaches any agreement or debt reconciliation or makes similar arrangements with its creditors; or

(c) During the period of his employment, the director has dereliction of duty or breach of contract, or violates the duties which he assumes for the company or any of the subsidiary companies (according to this agreement, the listing regulation or other regulations) seriously, continuously or substantially; or

(d) The director is sentenced to punishment due to crimes of violation of criminal law or any integrity and honesty; or

(e) The director is judged justifiably by the Board of Directors as having had improper actions against the company's interests; or

(f) The director is mentally out of order that he can not handle his own affairs; or

(g) The director is in such conditions where he can not serve as (or work concurrently as) director of the company as specified in Article 57 and Article 58 of the company law; or

(h) The director is recognized as being prohibited from market access by CSRC in accordance with Article 4 of the "Provisional regulations regarding prohibited access to the securities market".

9.2 Where, during any successive [twelve (12) months], the director is incapable of effectively performing the functions specified in the agreement due to illness, accidents or other reasons for successive [three (3) months] or for a total of [ninety (90) working days], the company is entitled to deliver a [one-month] written notice to terminate this agreement and the appointment of the director.

9.3 The director shall not raise a request to the company for the reasons of the termination as specified in Clauses 9.1 and 9.2, and the company's postponement of suspension in exercising its right of termination specified in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Except for the conditions stated in Clauses 9.1 and 9.2, if either party wants to terminate the agreement after the date of effectiveness of the agreement, it need to deliver a written notice to the other party [3 months] in advance.

9.5 If the director stops serving as the company's director, the appointment as specified in the agreement will terminate automatically. If such discontinuation is caused by actions or neglect of either party and the other party does not agree on, assist in or participate in it, then such actions or neglect shall be deemed as a breach of the agreement, and termination as specified in the agreement shall not impede requests for damage compensation for such breach.

9.6 When the appointment of the director according to Clauses 9.1 and 9.2 of the agreement in whichever way:

(a) When so required by the company, the director shall immediately resign in writing from the position of director in the company or any subsidiary company, or other positions he assumes in the company or any subsidiary company; and

(b) At any time thereafter, unless appointed to a different position in the company, the director shall not claim to be related to the company or any subsidiary company.

9.7 Termination of the appointment of the director in accordance with this agreement does not affect any right accumulated at the time of such termination, or the effect of Articles 5-8 (all such clauses will remain in effect). Termination of the agreement due to the company's postponement in or failure to exercise its rights under the agreement does not constitute company's waiver to exercise such rights.

9.8 For reasons whatsoever, the director shall resign from his position in the company at the time or termination of the appointment.

10. Purchase

In the event of a purchase as defined in Clause 1, Article 129 of the "Mandatory provisions of the articles of association of companies to be listed overseas" promulgated on August 27, 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, under the

prerequisite of approval by the shareholders' meeting, the director is entitled to obtain the indemnity for the remaining length of time till termination of the appointment under this agreement for the lost position or retirement on account of the said purchase.

11. Notice

Notices or other correspondence made by either party according to the agreement shall be prepared in writing and written in Chinese, and may be delivered by messenger or via registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice sent by messenger shall be deemed to be effectively served on the date of delivery by messenger.

(b) A notice sent via registered mail shall be deemed to be effectively served on the seventh (7th) day after delivery to the post office (depending on the date of postmark) (to be extended to the following working day if the last day falls on Sunday or a legal holiday).

(c) A notice sent by fax shall be deemed to be effectively served when the fax is finished, provided the sender shall show the report on the sent document printed by the fax machine to prove the related document has been transmitted to the other party in a sound way.

Addresses and fax numbers of the two parties are as follows:

Company: China Shipping Container Lines Co., Ltd.
Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Recipient: YE Yumang
Fax number: (86 21) 6596 6498

Director: WANG Xiangyun
Rm. 1707-1708, No. 1, Shiquan Road, Putuo District, Shanghai, China
Fax number: (86 21) 6596 6489

If the party changed his address or fax number, shall be notifying another party accordance with this article.

12. Other regulations

12.1 The director admits and guarantees that, unless explicitly specified in this agreement, there has not been any written, oral or implied agreement or

arrangement in advance between the company and the director with regards to the matters stated in the agreement, and the director does not sign the agreement on the base of any declaration not specified in the agreement.

12.2 If any clause of the agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the lawfulness, effectiveness and enforceability of the remaining clauses of the agreement shall not be affected or imperiled by the above.

12.3 [Although the agreement was signed by the two parties or by their authorized representatives on the date stated on the first page, the date of effectiveness of the agreement is traced back to March 3, 2004.

12.4 When so required, both parties may sign the agreement on duplicates. When signed, each duplicate will be deemed to be an original of the agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be signed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of appointment, the director shall not claim or receive, or allow his family members to claim or receive, presents, benefits or other favors provided or granted by a third party on account of the director's appointment by the company.

12.6 Company's failure to or postponement in exercising its rights, powers or privileges under the agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement on services provided by the director in person. Therefore, none of the rights, benefits, duties or responsibilities of the director under the agreement may be transferred, assigned or consigned to a third party.

13. Amendment

13.1 The company through proper actions of the legal body can only make amendments of the agreement in a written agreement, subject to signature by both parties and approval.

13.2 Without written consent from the company and the director, either party to the agreement shall not add, delete or amend any clause of the agreement.

13.3 The director shall observe all rules and regulations formulated by the company in accordance with the laws and regulations of China. The company is entitled to amend and supplement the above-mentioned rules and regulations, and grant

awards or punishment to the director on such basis.

14. Articles of association

In the case of discrepancies between the terms of the agreement and the articles of association, the latter will prevail.

15. Version of the agreement

15.1 This agreement is written in Chinese.

15.2 This agreement is made in duplicate, with the company and the director holding one each with signatures and official seals of both parties. Each of them has the same legal effect.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendment and termination of the agreement shall be under jurisdiction of promulgated Chinese laws.

16.2 All disputes regarding the agreement shall be settled through friendly consultation between the company and the director. If such consultation fails, they shall be submitted to the labor dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are not touched in detail in the agreement shall be handled in accordance with relevant laws and regulations of China as well as local regulations.

The parties signed this agreement on the date stated on the first page, in witness whereof.

Signed by its representative [ ]

On behalf of China Shipping Container Lines Co., Ltd.

Witness:

Signed by [ ]

Witness:

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

RECEIVED
2004 DEC 28 P 3:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2004年5月10日

中海集装箱运输股份有限公司

与

胡汉湘

独立非执行董事服务协议

麦坚时律师行
香港中环夏悫道10号
和记大厦14楼

目 录

条款 页码

本协议由下述双方于2004年5月10日签订：

(1) 中海集装箱运输股份有限公司，一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市浦东新区福山路450号27楼(以下简称“公司”)；与

(2) 胡汉湘，地址为中华人民共和国北京市崇文区法华南里24楼2门502室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指在有关时间有效的公司章程；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《公司法》，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司(其界定见《公司条例》(香港法律第32章)第2条的规定)或子公司(其界定见公司法第13条第2款的规定)的其它公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方;

(b) 条或款指本协议条或款;

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议;

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规; 及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第 7 条另有规定，公司从股东大会决议批准委任董事担任公司独立非执行董事之日起雇用董事，最初任期三年，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 7 条的规定终止本协议。

3. 职责

董事现向公司承诺在任期内他将:

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力; 及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的:

(a) 章程;

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定;

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括:

(i) 上市规则(包括附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《最佳应用守则》)和公司与交易所之间的上市协议的条款;

(ii) 《证券及期货条例》(香港法律第 571 章);

(iii) 香港证券及期货事务监察委员会所发的《公司收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用（包括商务应酬费、差旅费、食宿费和其它实际开支），对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.1 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按已由股东大会批准的每年人民币 80,000 元的标准(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.2 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料

或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作或编制或接获有关公司的业务、财政或事务之文件（包括函件、客户名单、笔记、备忘录、图则、草图、其它任何性质之文件、以及该等文件之副本及其摘要）、模型或样品交回公司。为避免产生疑虑，现声明上述文件、模型及样本之知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. <u>禁止游说</u>

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. <u>禁止竞争</u>

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第 57 条和第 58 条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权力而终止本协议，并不构成公司放弃行使该等权力。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	中海集装箱运输股份有限公司 中国上海市浦东新区福山路 450 号 27 楼 A 至 D 室
收件人：	叶宇芒
传真号码：	(86 21) 65966498
董事：	胡汉湘 中华人民共和国北京市崇文区法华南里 **24** 楼 **2** 门 **502** 室
传真号码：	(86 21) 65966498

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1. 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2. 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3. 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2004 年 3 月 4 日。

12.4. 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5. 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6. 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7. 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1. 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2. 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3. 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1. 本协议以中文书写。

15.2. 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1. 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2. 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3. 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由　　　　　　　　代表　　)
中海集装箱运输股份有限公司　)
签署　　　　　　　　　　　　)
见证人：叶宇芒　　　　　　　)

由胡汉湘签署　　　　　　　　)
见证人：叶宇芒　　　　　　　)

本协议于首端所述日期由各方签订以兹证明。

由　　　　代表
中海集装箱运输股份有限公司
签署
见证人：

由胡汉湘签署
见证人：

Service Agreement for the Independent Non-executive Director

Between

China Shipping Container Lines Co., Ltd.

And

HU Hanxiang

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

Table of Contents

The two parties below signed this agreement on May 10, 2004:

(1) China Shipping Container Lines Co., Ltd., a company with limited liabilities established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "China"), with its legal address of registration: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China (hereinafter referred to as the "company"); and

(2) HU Hanxiang, address: No. 502, Gate 2, Building 24, Fa Hua Nan Li, Chongwen District, Beijing, China (hereinafter referred to as "the director").

It is agreed upon between the two parties as follows:

1. Definition and interpretation

1.1 In the agreement, unless otherwise specified in the text, the following expressions should have the following meanings:

"Board of directors"	refers to the Board of Directors of the company;
"Articles of association"	refers to the articles of association effective for the related period;
"Listing regulation"	refers to the securities listing regulations of the stock exchange;
"Company law"	refers to the "Company law" adopted by the National People's Congress of China on December 29, 1993, which was implemented from July 1st, 1994;
"RMB"	refers to the legal currency of China in the basic unit of yuan;
"Special regulation"	refers to the "Special regulation of the State Council regarding overseas subscription and listing of stock of companies with limited liabilities" promulgated by the State Council on August 4, 1994;
"Month"	refers to the calendar month;
"Stock exchange"	refers to the United Stock Exchange Co., Ltd. of Hong Kong;
"Subsidiary companies"	refer to other companies that become the company's

	subsidiary companies (as defined in Article 2 of the "Company regulation" (Chapter 32 of the Law of Hong Kong)) or subsidiary companies (as defined in Clause2, Article 13 of the company law) from time to time;
"Hong Kong"	refers to the Special Hong Kong Administrative Region of the People's Republic of China; and
"China"	refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise specified in the agreement, in this agreement:

(a) A party refers to a party to this agreement;

(b) Articles and clauses refer to articles and clauses of the agreement;

(c) The agreement is interpreted as the agreement that may be extended, modified, amended or supplemented from time to time;

(d) A law or regulation mentioned refers to such law or regulation as is amended, supplemented or modified in other manners from time to time; and

(e) All the titles are used just for the purpose of easy citation, and do not influence interpretation of the agreement.

2. Term of employment

The company agrees to employ the director as the Independent non-executive director of the company's Board of Directors according to the terms and conditions of the agreement, and the director agrees to serve as Independent non-executive director of the company according to the terms and conditions of the agreement. Unless otherwise specified in Article 7, the company employs the director from the date of the resolution of the shareholders' meeting approving appointment of the director as the company's Independent non-executive director, with an initial tenure of [3 years], upon expiration of which he is eligible for re-election and re-appointment with the consent from both parties. If the director is reelected and re-appointed, this agreement will remain in effect, until this agreement is terminated by either party's delivering at least [3-month] notice to the other party or in accordance with the regulation in Article 7.

3. Function

The director hereby commits to the company that during his tenure, he will:

(a) As the company's Independent non-executive director, perform the functions assigned him by the Board of Directors from time to time and exercise the powers authorized him by the Board of Directors from time to time; and

(b) Observe and comply with any lawful instructions and guidance as delivered or made by the Board of Directors from time to time, serve the company honestly and prudently, and do his best to promote company's business.

In addition, the director commits to the company that, during the period of employment, he will observe and adhere to the following which may be modified, supplemented or corrected from time to time:

(a) The articles of association;

(b) Relevant applicable Chinese laws and regulations including (but not limited to) the company law and the special regulation;

(c) Relevant applicable laws and regulations of Hong Kong after the listing of the company at the stock exchange, including:

(i) The listing regulation (including the "Standard rules for securities transactions of directors of listed companies" stated in Appendix X and the "Rules for optimal application" stated in Appendix XIV), as well as the terms of the listing agreement between the company and the stock exchange;

(ii)"Regulation for securities and futures" (Chapter 571 of the Law of Hong Kong);

(iii) "Rules for company purchase, merging and stock repurchase" issued by Hong Kong Securities and Futures Regulatory Commission, as well as the company's regulations regarding purchase and sales of stock and other securities of the company and its subsidiary companies that come into effect from time to time; and

(iv) Other rules and regulations that become applicable to securities from time to time.

4. Expense, remuneration and welfare

4.1 The company shall pay all necessary and reasonable expenses occurring from the director's performance of the functions specified in the agreement during his

tenure (including commercial entertainment fee, traveling expenses, lodging and board, as well as other actual expenditures). The company may request the director to provide related receipt and vouchers. The director agrees that the company will not pay any remuneration or provide any welfare to the director serving as the company's Independent non-executive director.

4.2 As the remuneration for performance of the functions stated in Article 3, during the employment of the director, the company shall pay the director an annuity of RMB 80,000 yuan as approved by the shareholders' meeting (or at a higher rate approved by the shareholders' meeting and determined from time to time by the company and the director) in twelve (12) lots at the end of each of the 12 months. In the event of less than one month, then the payment shall be effected on a pro rata base by the end of each month.

4.3 The company shall assess, but are not obliged to increase, the remuneration to the director paid according to the regulations of the agreement at least for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the director shall not:

(a) Disclose or relay to anybody or any unit or any company (except for the company's senior management personnel which are entitled thereto, and except as so required by the law); or

(b) Use for private purpose or for other purpose than the company; or

(c) Disclose by himself on account of neglect or without verification,

any commercial secret or private information relating to the company's business, finance or any transactions, deals or matters of the company or any of its subsidiary companies that he may know about during his tenure (including but not limited to (i) information about internal matters relating to the company or any subsidiary company; (ii) information about the technology or invention conducted or used by the company or any subsidiary company, or found or made during his tenure; (iii)information on which the company or any subsidiary company has the duty to keep secret).

5.2 The restraint stated in Article 5.1 does not apply to such information or message as may be made generally accessible to the public without much cost in labor, technology or money on the part of the public (not on account of breach of contract on the part of the director), except that the director's performance of his duties under the agreement necessitates disclosure of secret information to the

related employees of the company or the professionals appointed by it, or such disclosure is authorized by the Board of Directors or is instructed by a court with due jurisdiction.

5.3 Upon termination of the employment of the director under the agreement, and/or (if required by the company) at any time as required by the company, the director shall immediately return such documents concerning the company's business, finance or other matters (including correspondence, records of clients, notes, memos, drawings, drafts and documents of any other nature, as well as duplicates and abstracts of such documents), models or samples as have been made, or formulated or received by himself or jointly with others during the period of his employment. To avoid any possible doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the company at any time.

5.4 The director agrees that all the intellectual property rights that are formed, developed, created or made during his performance of the service under the agreement belong to the company exclusively, except for those intellectual property rights that are not formed, developed, created or made through his use of the company's properties or resources in his working hours

6. Canvassing prohibited

6.1 The director guarantees that, during the period of employment in the company or within [twelve (12) months] after termination of such employment (for whatever reason), he will not do the following in China or at any other place of the company's operations in person or through agent:

(a) To lobby or induce the following personnel or entities to separate themselves from the company or any of its subsidiary companies:

(i) The company's clients or suppliers, or potential clients or suppliers on the above mentioned date of termination or in [twelve (12) months] before such date of termination, or personnel, firms, companies or other organizations which used to have deals with the company and the director had contact with or learned about or knew about during the period of his employment; or

(ii)Personnel, firms, companies or other organizations with which the director has made regular, large, or continuous deals on behalf of the company or any of its subsidiary company; or

(iii) Employees, directors, advisers or consultants of the company of any of the subsidiary companies;

(b) To employ or appoint, or use the services provided by, employees, advisers or consultants of the company or any of its subsidiary companies, or those who have effective service contracts with the company or any of its subsidiary companies.

7. Competition prohibited

7.1 Without prior consent from the shareholders' meeting, during his employment, the director shall not directly or indirectly be employed for or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the shareholders' meeting holds that:

(a) Such enterprises compete or tend to compete with the company's business; or

(b) Contact with such enterprises damages the company's image; or

(c) Employment with such enterprises would weaken the director's adequate and proper performance of his duties under the agreement.

7.2 Without prior consent from the shareholders' meeting, in [twelve (12) months] after termination of his employment with the company (for whatever reason), the director shall not, in person or by agency, conduct any business (whatsoever) that competes directly with the business of the company or any of its subsidiary companies, or have related interests with such business (with the exception of those who hold at most [5]% of the issued stock of bonds of any company listed ate the stock exchange), or, directly or indirectly as a director, technician, adviser or in any other status, be employed by or involved in an opposing enterprise (of any kind) that competes directly with the business of the company or any of its subsidiary companies. However, if the director's function or work is only related to any one of the following items, the above restraint does not prevent the executive director from being employed by or involved in any enterprise:

(a) Geographical areas other than China where the company or any subsidiary company does not conduct any business transaction; or

(b) Such type of services or activities as those in which the director has not been involved substantially during his employment by the company or any subsidiary company.

7.3 At any time during his employment or in [twelve (12) months] after expiration of the period of employment, the director shall not operate separately or jointly, or be employed for, businesses that compete with the company in a country or region

where the company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he serves as a shareholder, director, employee, partner, agent or other, with the exception of a holder possessing at most [5]% of the issued stock or bonds of any company listed at an officially recognized stock exchange. But, this clause applies only to the products or services that the director was personally involved in or was responsible for during the period of his employment.

7.4 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit directly or indirectly the persons, corporate bodies or non-corporate bodies of the company's customers or suppliers or potential customers or suppliers during the period of his employment, or induce them to leave the company. But, this term applies only to those customers, suppliers, or potential customers or suppliers with which the director made contact or transactions in person or learned or know about during the period of his employment.

7.5 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit or employ directly or indirectly or appoint the company's employees or potential employees of the period of his employment in any manner, or induce them (with whom the director had contact during the period of his employment) to leave the company.

7.6 The director shall not, at any time after expiration of his tenure or for any purpose, use any title similar to the Chinese and English titles of the company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the company's business, or claim in any manner to have had such relations.

8. Effect of restraint

Both parties hold that the restraints specified in the agreement are reasonable under all conditions. Yet, they agree that, if, for the assurance of the company's confidential information and other lawful benefits for investment, such restraints are deemed on the whole to lie beyond the reasonable scope and can not be implemented, but they will be deemed as reasonable and enforceable once a part of more parts of them are deleted, then, such restraints shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the company is entitled to give a written notice to terminate the employment of the director immediately, without making any notification or compensation for the director. After termination of the appointment, the director will not be entitled to receive any bonus or sum related to the annual service (exclusive actual salary due), or request any compensation or indemnity on account of the termination of contract for any reason.

(a) According to applicable laws or regulations of the stock exchange or Hong Kong Securities and Futures Regulatory Commission, the director is disqualified in or prohibited from serving as a director or act in the status of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the responsibilities or functions under the agreement; or

(b) The director becomes bankrupt or reaches any agreement or debt reconciliation or makes similar arrangements with its creditors; or

(c) During the period of his employment, the director has dereliction of duty or breach of contract, or violates the duties which he assumes for the company or any of the subsidiary companies (according to this agreement, the listing regulation or other regulations) seriously, continuously or substantially; or

(d) The director is sentenced to punishment due to crimes of violation of criminal law or any integrity and honesty; or

(e) The director is judged justifiably by the Board of Directors as having had improper actions against the company's interests; or

(f) The director is mentally out of order that he can not handle his own affairs; or

(g) The director is in such conditions where he can not serve as (or work concurrently as) director of the company as specified in Article 57 and Article 58 of the company law; or

(h) The director is recognized as being prohibited from market access by CSRC in accordance with Article 4 of the "Provisional regulations regarding prohibited access to the securities market".

9.2 Where, during any successive [twelve (12) months], the director is incapable of effectively performing the functions specified in the agreement due to illness, accidents or other reasons for successive [three (3) months] or for a total of [ninety (90) working days], the company is entitled to deliver a [one-month] written notice to terminate this agreement and the appointment of the director.

9.3 The director shall not raise a request to the company for the reasons of the termination as specified in Clauses 9.1 and 9.2, and the company's postponement of suspension in exercising its right of termination specified in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Except for the conditions stated in Clauses 9.1 and 9.2, if either party wants to terminate the agreement after the date of effectiveness of the agreement, it need to deliver a written notice to the other party [3 months] in advance.

9.5 If the director stops serving as the company's director, the appointment as specified in the agreement will terminate automatically. If such discontinuation is caused by actions or neglect of either party and the other party does not agree on, assist in or participate in it, then such actions or neglect shall be deemed as a breach of the agreement, and termination as specified in the agreement shall not impede requests for damage compensation for such breach.

9.6 When the appointment of the director according to Clauses 9.1 and 9.2 of the agreement in whichever way:

(a) When so required by the company, the director shall immediately resign in writing from the position of director in the company or any subsidiary company, or other positions he assumes in the company or any subsidiary company; and

(b) At any time thereafter, unless appointed to a different position in the company, the director shall not claim to be related to the company or any subsidiary company.

9.7 Termination of the appointment of the director in accordance with this agreement does not affect any right accumulated at the time of such termination, or the effect of Articles 5-8 (all such clauses will remain in effect). Termination of the agreement due to the company's postponement in or failure to exercise its rights under the agreement does not constitute company's waiver to exercise such rights.

9.8 For reasons whatsoever, the director shall resign from his position in the company at the time or termination of the appointment.

10. <u>Purchase</u>

In the event of a purchase as defined in Clause 1, Article 129 of the "Mandatory provisions of the articles of association of companies to be listed overseas" promulgated on August 27, 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, under the prerequisite of approval by the shareholders' meeting, the director is entitled to

obtain the indemnity for the remaining length of time till termination of the appointment under this agreement for the lost position or retirement on account of the said purchase.

11. Notice

Notices or other correspondence made by either party according to the agreement shall be prepared in writing and written in Chinese, and may be delivered by messenger or via registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice sent by messenger shall be deemed to be effectively served on the date of delivery by messenger.

(b) A notice sent via registered mail shall be deemed to be effectively served on the seventh (7th) day after delivery to the post office (depending on the date of postmark) (to be extended to the following working day if the last day falls on Sunday or a legal holiday).

(c) A notice sent by fax shall be deemed to be effectively served when the fax is finished, provided the sender shall show the report on the sent document printed by the fax machine to prove the related document has been transmitted to the other party in a sound way.

Addresses and fax numbers of the two parties are as follows:

Company: China Shipping Container Lines Co., Ltd.
Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Recipient: YE Yumang
Fax number: (86 21) 6596 6498

Director: HU Hanxiang,
No. 502, Gate 2, Building 24, Fa Hua Nan Li, Chongwen District, Beijing, China
Fax number: (8621) 6596 6498
If the party changed his address or fax number, shall be notifying another party accordance with this article.

12. Other regulations

12.1 The director admits and guarantees that, unless explicitly specified in this agreement, there has not been any written, oral or implied agreement or arrangement in advance between the company and the director with regards to the

matters stated in the agreement, and the director does not sign the agreement on the base of any declaration not specified in the agreement.

12.2 If any clause of the agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the lawfulness, effectiveness and enforceability of the remaining clauses of the agreement shall not be affected or imperiled by the above.

12.3 Although the agreement was signed by the two parties or by their authorized representatives on the date stated on the first page, the date of effectiveness of the agreement is traced back to March 4, 2004.

12.4 When so required, both parties may sign the agreement on duplicates. When signed, each duplicate will be deemed to be an original of the agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be signed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of appointment, the director shall not claim or receive, or allow his family members to claim or receive, presents, benefits or other favors provided or granted by a third party on account of the director's appointment by the company.

12.6 Company's failure to or postponement in exercising its rights, powers or privileges under the agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement on services provided by the director in person. Therefore, none of the rights, benefits, duties or responsibilities of the director under the agreement may be transferred, assigned or consigned to a third party.

13. Amendment

13.1 The company through proper actions of the legal body can only make amendments of the agreement in a written agreement, subject to signature by both parties and approval.

13.2 Without written consent from the company and the director, either party to the agreement shall not add, delete or amend any clause of the agreement.

13.3 The director shall observe all rules and regulations formulated by the company in accordance with the laws and regulations of China. The company is entitled to amend and supplement the above-mentioned rules and regulations, and grant awards or punishment to the director on such basis.

14. Articles of association

In the case of discrepancies between the terms of the agreement and the articles of association, the latter will prevail.

15. Version of the agreement

15.1 This agreement is written in Chinese.

15.2 This agreement is made in duplicate, with the company and the director holding one each with signatures and official seals of both parties. Each of them has the same legal effect.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendment and termination of the agreement shall be under jurisdiction of promulgated Chinese laws.

16.2 All disputes regarding the agreement shall be settled through friendly consultation between the company and the director. If such consultation fails, they shall be submitted to the labor dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are not touched in detail in the agreement shall be handled in accordance with relevant laws and regulations of China as well as local regulations.

The parties signed this agreement on the date stated on the first page, in witness whereof.

Signed by its representative [ ]

On behalf of China Shipping Container Lines Co., Ltd.

Witness:

Signed by [ ]

Witness:

RECEIVED
2004 DEC 28 P 3:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2004年5月10日

中海集装箱运输股份有限公司

与

顾念祖

独立非执行董事服务协议

麦坚时律师行
香港中环夏悫道10号
和记大厦14楼

Ind-Non-ExecDir.amo10351.GuNianZu.doc

目 录

本协议由下述双方于2004年5月10日签订：

(1) **中海集装箱运输股份有限公司**，一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市浦东新区福山路450号27楼(以下简称“公司”)；与

(2) **顾念祖**，地址为中华人民共和国上海市华山路699号52室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指在有关时间有效的公司章程；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《公司法》，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司(其界定见《公司条例》(香港法律第32章)第2条的规定)或子公司(其界定见公司法第13条第2款的规定)的其它公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. <u>受雇期限</u>

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第 7 条另有规定，公司从股东大会决议批准委任董事担任公司独立非执行董事之日起雇用董事，最初任期三年，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 7 条的规定终止本协议。

3. <u>职责</u>

董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《最佳应用守则》)和公司与交易所之间的上市协议的条款；

(ii) 《证券及期货条例》(香港法律第 571 章)；

(iii) 香港证券及期货事务监察委员会所发的《公司收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

4. <u>费用、报酬及福利</u>

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用（包括商务应酬费、差旅费、食宿费和其它实际开支），对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.1 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按已由股东大会批准的每年人民币 80,000 元的标准(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.2 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. <u>保密资料</u>

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作或编制或接获有关公司的业务、财政或事务之文件（包括函件、客户名单、笔记、备忘录、图则、草图、其它任何性质之文件、以及该等文件之副本及其摘要）、模型或样品交回公司。为避免产生疑虑，现声明上述文件、模型及样本之知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. 禁止竞争

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. <u>限制的效力</u>

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. <u>终止受雇</u>

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第 57 条和第 58 条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权力而终止本协议，并不构成公司放弃行使该等权力。

9.8 无论什幺原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	中海集装箱运输股份有限公司 中国上海市浦东新区福山路 450 号 27 楼 A 至 D 室
收件人：	叶宇芒
传真号码：	(86 21) 65966498
董事：	顾念祖 中华人民共和国上海市华山路 **699** 号 **52** 室
传真号码：	(86 21) 65966498

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1. 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2. 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3. 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2004 年 3 月 4 日。

12.4. 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5. 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6. 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7. 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1. 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2. 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3. 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1. 本协议以中文书写。

15.2. 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1. 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2. 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3. 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由　　　　　　　代表　　　　　　　)
中海集装箱运输股份有限公司　　　)
签署　　　　　　　　　　　　　　　)
见证人：　　　　　　　　　　　　　)

由**顾念祖**签署　　　　　　　　　)
见证人：　　　　　　　　　　　　　)

本协议于首端所述日期由各方签订以兹证明。

由　　　　代表
中海集装箱运输股份有限公司
签署

见证人：

由顾念祖签署

见证人：

Service Agreement for the Independent Non-executive Director

Between

China Shipping Container Lines Co., Ltd.

And

GU Nianzu

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

Table of Contents

The two parties below signed this agreement on May 10, 2004:

(1) China Shipping Container Lines Co., Ltd., a company with limited liabilities established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "China"), with its legal address of registration: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China (hereinafter referred to as the "company"); and

(2) GU Nianzu, address: Rm. 52, No. 699, Huashan Road, Shanghai, China (hereinafter referred to as "the director").

It is agreed upon between the two parties as follows:

1. Definition and interpretation

1.1 In the agreement, unless otherwise specified in the text, the following expressions should have the following meanings:

"Board of directors"	refers to the Board of Directors of the company;
"Articles of association"	refers to the articles of association effective for the related period;
"Listing regulation"	refers to the securities listing regulations of the stock exchange;
"Company law"	refers to the "Company law" adopted by the National People's Congress of China on December 29, 1993, which was implemented from July 1st, 1994;
"RMB"	refers to the legal currency of China in the basic unit of yuan;
"Special regulation"	refers to the "Special regulation of the State Council regarding overseas subscription and listing of stock of companies with limited liabilities" promulgated by the State Council on August 4, 1994;
"Month"	refers to the calendar month;
"Stock exchange"	refers to the United Stock Exchange Co., Ltd. of Hong Kong;
"Subsidiary companies"	refer to other companies that become the company's

subsidiary companies (as defined in Article 2 of the "Company regulation" (Chapter 32 of the Law of Hong Kong)) or subsidiary companies (as defined in Clause2, Article 13 of the company law) from time to time;

"Hong Kong"	refers to the Special Hong Kong Administrative Region of the People's Republic of China; and
"China"	refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise specified in the agreement, in this agreement:

(a) A party refers to a party to this agreement;

(b) Articles and clauses refer to articles and clauses of the agreement;

(c) The agreement is interpreted as the agreement that may be extended, modified, amended or supplemented from time to time;

(d) A law or regulation mentioned refers to such law or regulation as is amended, supplemented or modified in other manners from time to time; and

(e) All the titles are used just for the purpose of easy citation, and do not influence interpretation of the agreement.

2. <u>Term of employment</u>

The company agrees to employ the director as the Independent non-executive director of the company's Board of Directors according to the terms and conditions of the agreement, and the director agrees to serve as Independent non-executive director of the company according to the terms and conditions of the agreement. Unless otherwise specified in Article 7, the company employs the director from the date of the resolution of the shareholders' meeting approving appointment of the director as the company's Independent non-executive director, with an initial tenure of [3 years], upon expiration of which he is eligible for re-election and re-appointment with the consent from both parties. If the director is reelected and re-appointed, this agreement will remain in effect, until this agreement is terminated by either party's delivering at least [3-month] notice to the other party or in accordance with the regulation in Article 7.

3. <u>Function</u>

The director hereby commits to the company that during his tenure, he will:

(a) As the company's Independent non-executive director, perform the functions assigned him by the Board of Directors from time to time and exercise the powers authorized him by the Board of Directors from time to time; and

(b) Observe and comply with any lawful instructions and guidance as delivered or made by the Board of Directors from time to time, serve the company honestly and prudently, and do his best to promote company's business.

In addition, the director commits to the company that, during the period of employment, he will observe and adhere to the following which may be modified, supplemented or corrected from time to time:

(a) The articles of association;

(b) Relevant applicable Chinese laws and regulations including (but not limited to) the company law and the special regulation;

(c) Relevant applicable laws and regulations of Hong Kong after the listing of the company at the stock exchange, including:

(i) The listing regulation (including the "Standard rules for securities transactions of directors of listed companies" stated in Appendix X and the "Rules for optimal application" stated in Appendix XIV), as well as the terms of the listing agreement between the company and the stock exchange;

(ii)"Regulation for securities and futures" (Chapter 571 of the Law of Hong Kong);

(iii) "Rules for company purchase, merging and stock repurchase" issued by Hong Kong Securities and Futures Regulatory Commission, as well as the company's regulations regarding purchase and sales of stock and other securities of the company and its subsidiary companies that come into effect from time to time; and

(iv) Other rules and regulations that become applicable to securities from time to time.

4. Expense, remuneration and welfare

4.1 The company shall pay all necessary and reasonable expenses occurring from the director's performance of the functions specified in the agreement during his

tenure (including commercial entertainment fee, traveling expenses, lodging and board, as well as other actual expenditures). The company may request the director to provide related receipt and vouchers. The director agrees that the company will not pay any remuneration or provide any welfare to the director serving as the company's Independent non-executive director.

4.2 As the remuneration for performance of the functions stated in Article 3, during the employment of the director, the company shall pay the director an annuity of RMB 80,000 yuan as approved by the shareholders' meeting (or at a higher rate approved by the shareholders' meeting and determined from time to time by the company and the director) in twelve (12) lots at the end of each of the 12 months. In the event of less than one month, then the payment shall be effected on a pro rata base by the end of each month.

4.3 The company shall assess, but are not obliged to increase, the remuneration to the director paid according to the regulations of the agreement at least for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the director shall not:

(a) Disclose or relay to anybody or any unit or any company (except for the company's senior management personnel which are entitled thereto, and except as so required by the law); or

(b) Use for private purpose or for other purpose than the company; or

(c) Disclose by himself on account of neglect or without verification,

any commercial secret or private information relating to the company's business, finance or any transactions, deals or matters of the company or any of its subsidiary companies that he may know about during his tenure (including but not limited to (i) information about internal matters relating to the company or any subsidiary company; (ii) information about the technology or invention conducted or used by the company or any subsidiary company, or found or made during his tenure; (iii)information on which the company or any subsidiary company has the duty to keep secret).

5.2 The restraint stated in Article 5.1 does not apply to such information or message as may be made generally accessible to the public without much cost in labor, technology or money on the part of the public (not on account of breach of contract on the part of the director), except that the director's performance of his duties under the agreement necessitates disclosure of secret information to the

related employees of the company or the professionals appointed by it, or such disclosure is authorized by the Board of Directors or is instructed by a court with due jurisdiction.

5.3 Upon termination of the employment of the director under the agreement, and/or (if required by the company) at any time as required by the company, the director shall immediately return such documents concerning the company's business, finance or other matters (including correspondence, records of clients, notes, memos, drawings, drafts and documents of any other nature, as well as duplicates and abstracts of such documents), models or samples as have been made, or formulated or received by himself or jointly with others during the period of his employment. To avoid any possible doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the company at any time.

5.4 The director agrees that all the intellectual property rights that are formed, developed, created or made during his performance of the service under the agreement belong to the company exclusively, except for those intellectual property rights that are not formed, developed, created or made through his use of the company's properties or resources in his working hours

6. Canvassing prohibited

6.1 The director guarantees that, during the period of employment in the company or within [twelve (12) months] after termination of such employment (for whatever reason), he will not do the following in China or at any other place of the company's operations in person or through agent:

(a) To lobby or induce the following personnel or entities to separate themselves from the company or any of its subsidiary companies:

(i) The company's clients or suppliers, or potential clients or suppliers on the above mentioned date of termination or in [twelve (12) months] before such date of termination, or personnel, firms, companies or other organizations which used to have deals with the company and the director had contact with or learned about or knew about during the period of his employment; or

(ii)Personnel, firms, companies or other organizations with which the director has made regular, large, or continuous deals on behalf of the company or any of its subsidiary company; or

(iii) Employees, directors, advisers or consultants of the company of any of the subsidiary companies;

(b) To employ or appoint, or use the services provided by, employees, advisers or consultants of the company or any of its subsidiary companies, or those who have effective service contracts with the company or any of its subsidiary companies.

7. Competition prohibited

7.1 Without prior consent from the shareholders' meeting, during his employment, the director shall not directly or indirectly be employed for or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the shareholders' meeting holds that:

(a) Such enterprises compete or tend to compete with the company's business; or

(b) Contact with such enterprises damages the company's image; or

(c) Employment with such enterprises would weaken the director's adequate and proper performance of his duties under the agreement.

7.2 Without prior consent from the shareholders' meeting, in [twelve (12) months] after termination of his employment with the company (for whatever reason), the director shall not, in person or by agency, conduct any business (whatsoever) that competes directly with the business of the company or any of its subsidiary companies, or have related interests with such business (with the exception of those who hold at most [5]% of the issued stock of bonds of any company listed ate the stock exchange), or, directly or indirectly as a director, technician, adviser or in any other status, be employed by or involved in an opposing enterprise (of any kind) that competes directly with the business of the company or any of its subsidiary companies. However, if the director's function or work is only related to any one of the following items, the above restraint does not prevent the executive director from being employed by or involved in any enterprise:

(a) Geographical areas other than China where the company or any subsidiary company does not conduct any business transaction; or

(b) Such type of services or activities as those in which the director has not been involved substantially during his employment by the company or any subsidiary company.

7.3 At any time during his employment or in [twelve (12) months] after expiration of the period of employment, the director shall not operate separately or jointly, or be employed for, businesses that compete with the company in a country or region

where the company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he serves as a shareholder, director, employee, partner, agent or other, with the exception of a holder possessing at most [5]% of the issued stock or bonds of any company listed at an officially recognized stock exchange. But, this clause applies only to the products or services that the director was personally involved in or was responsible for during the period of his employment.

7.4 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit directly or indirectly the persons, corporate bodies or non-corporate bodies of the company's customers or suppliers or potential customers or suppliers during the period of his employment, or induce them to leave the company. But, this term applies only to those customers, suppliers, or potential customers or suppliers with which the director made contact or transactions in person or learned or know about during the period of his employment.

7.5 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit or employ directly or indirectly or appoint the company's employees or potential employees of the period of his employment in any manner, or induce them (with whom the director had contact during the period of his employment) to leave the company.

7.6 The director shall not, at any time after expiration of his tenure or for any purpose, use any title similar to the Chinese and English titles of the company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the company's business, or claim in any manner to have had such relations.

8. Effect of restraint

Both parties hold that the restraints specified in the agreement are reasonable under all conditions. Yet, they agree that, if, for the assurance of the company's confidential information and other lawful benefits for investment, such restraints are deemed on the whole to lie beyond the reasonable scope and can not be implemented, but they will be deemed as reasonable and enforceable once a part of more parts of them are deleted, then, such restraints shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the company is entitled to give a written notice to terminate the employment of the director immediately, without making any notification or compensation for the director. After termination of the appointment, the director will not be entitled to receive any bonus or sum related to the annual service (exclusive actual salary due), or request any compensation or indemnity on account of the termination of contract for any reason.

(a) According to applicable laws or regulations of the stock exchange or Hong Kong Securities and Futures Regulatory Commission, the director is disqualified in or prohibited from serving as a director or act in the status of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the responsibilities or functions under the agreement; or

(b) The director becomes bankrupt or reaches any agreement or debt reconciliation or makes similar arrangements with its creditors; or

(c) During the period of his employment, the director has dereliction of duty or breach of contract, or violates the duties which he assumes for the company or any of the subsidiary companies (according to this agreement, the listing regulation or other regulations) seriously, continuously or substantially; or

(d) The director is sentenced to punishment due to crimes of violation of criminal law or any integrity and honesty; or

(e) The director is judged justifiably by the Board of Directors as having had improper actions against the company's interests; or

(f) The director is mentally out of order that he can not handle his own affairs; or

(g) The director is in such conditions where he can not serve as (or work concurrently as) director of the company as specified in Article 57 and Article 58 of the company law; or

(h) The director is recognized as being prohibited from market access by CSRC in accordance with Article 4 of the "Provisional regulations regarding prohibited access to the securities market".

9.2 Where, during any successive [twelve (12) months], the director is incapable of effectively performing the functions specified in the agreement due to illness, accidents or other reasons for successive [three (3) months] or for a total of [ninety (90) working days], the company is entitled to deliver a [one-month] written notice to terminate this agreement and the appointment of the director.

9.3 The director shall not raise a request to the company for the reasons of the termination as specified in Clauses 9.1 and 9.2, and the company's postponement of suspension in exercising its right of termination specified in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Except for the conditions stated in Clauses 9.1 and 9.2, if either party wants to terminate the agreement after the date of effectiveness of the agreement, it need to deliver a written notice to the other party [3 months] in advance.

9.5 If the director stops serving as the company's director, the appointment as specified in the agreement will terminate automatically. If such discontinuation is caused by actions or neglect of either party and the other party does not agree on, assist in or participate in it, then such actions or neglect shall be deemed as a breach of the agreement, and termination as specified in the agreement shall not impede requests for damage compensation for such breach.

9.6 When the appointment of the director according to Clauses 9.1 and 9.2 of the agreement in whichever way:

(a) When so required by the company, the director shall immediately resign in writing from the position of director in the company or any subsidiary company, or other positions he assumes in the company or any subsidiary company; and

(b) At any time thereafter, unless appointed to a different position in the company, the director shall not claim to be related to the company or any subsidiary company.

9.7 Termination of the appointment of the director in accordance with this agreement does not affect any right accumulated at the time of such termination, or the effect of Articles 5-8 (all such clauses will remain in effect). Termination of the agreement due to the company's postponement in or failure to exercise its rights under the agreement does not constitute company's waiver to exercise such rights.

9.8 For reasons whatsoever, the director shall resign from his position in the company at the time or termination of the appointment.

10. Purchase

In the event of a purchase as defined in Clause 1, Article 129 of the "Mandatory provisions of the articles of association of companies to be listed overseas" promulgated on August 27, 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, under the prerequisite of approval by the shareholders' meeting, the director is entitled to

obtain the indemnity for the remaining length of time till termination of the appointment under this agreement for the lost position or retirement on account of the said purchase.

11. Notice

Notices or other correspondence made by either party according to the agreement shall be prepared in writing and written in Chinese, and may be delivered by messenger or via registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice sent by messenger shall be deemed to be effectively served on the date of delivery by messenger.

(b) A notice sent via registered mail shall be deemed to be effectively served on the seventh (7th) day after delivery to the post office (depending on the date of postmark) (to be extended to the following working day if the last day falls on Sunday or a legal holiday).

(c) A notice sent by fax shall be deemed to be effectively served when the fax is finished, provided the sender shall show the report on the sent document printed by the fax machine to prove the related document has been transmitted to the other party in a sound way.

Addresses and fax numbers of the two parties are as follows:

Company: China Shipping Container Lines Co., Ltd.
Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Recipient: YE Yumang
Fax number: (86 21) 6596 6498

Director: GU Nianzu
Rm. 52, No. 699, Huashan Road, Shanghai, China
Fax number: (8621) 6596 6498
If the party changed his address or fax number, shall be notifying another party accordance with this article.

12. Other regulations

12.1 The director admits and guarantees that, unless explicitly specified in this agreement, there has not been any written, oral or implied agreement or arrangement in advance between the company and the director with regards to the matters stated in the agreement, and the director does not sign the agreement on

the base of any declaration not specified in the agreement.

12.2 If any clause of the agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the lawfulness, effectiveness and enforceability of the remaining clauses of the agreement shall not be affected or imperiled by the above.

12.3 Although the agreement was signed by the two parties or by their authorized representatives on the date stated on the first page, the date of effectiveness of the agreement is traced back to March 4, 2004.

12.4 When so required, both parties may sign the agreement on duplicates. When signed, each duplicate will be deemed to be an original of the agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be signed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of appointment, the director shall not claim or receive, or allow his family members to claim or receive, presents, benefits or other favors provided or granted by a third party on account of the director's appointment by the company.

12.6 Company's failure to or postponement in exercising its rights, powers or privileges under the agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement on services provided by the director in person. Therefore, none of the rights, benefits, duties or responsibilities of the director under the agreement may be transferred, assigned or consigned to a third party.

13. <u>Amendment</u>

13.1 The company through proper actions of the legal body can only make amendments of the agreement in a written agreement, subject to signature by both parties and approval.

13.2 Without written consent from the company and the director, either party to the agreement shall not add, delete or amend any clause of the agreement.

13.3 The director shall observe all rules and regulations formulated by the company in accordance with the laws and regulations of China. The company is entitled to amend and supplement the above-mentioned rules and regulations, and grant awards or punishment to the director on such basis.

14. Articles of association

In the case of discrepancies between the terms of the agreement and the articles of association, the latter will prevail.

15. Version of the agreement

15.1 This agreement is written in Chinese.

15.2 This agreement is made in duplicate, with the company and the director holding one each with signatures and official seals of both parties. Each of them has the same legal effect.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendment and termination of the agreement shall be under jurisdiction of promulgated Chinese laws.

16.2 All disputes regarding the agreement shall be settled through friendly consultation between the company and the director. If such consultation fails, they shall be submitted to the labor dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are not touched in detail in the agreement shall be handled in accordance with relevant laws and regulations of China as well as local regulations.

The parties signed this agreement on the date stated on the first page, in witness whereof.

Signed by its representative [ ]

On behalf of China Shipping Container Lines Co., Ltd.

Witness:

Signed by [ ]

Witness:

RECEIVED
2004 DEC 28 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2004年5月10日

中海集装箱运输股份有限公司

与

汪宗熙

独立非执行董事服务协议

麦坚时律师行
香港中环夏悫道10号
和记大厦14楼

目 录

本协议由下述双方于2004年5月 10 日签订：

(1) 中海集装箱运输股份有限公司，一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市浦东新区福山路450号27楼(以下简称“公司”)；与

(2) 汪宗熙，地址为中华人民共和国上海市吴兴路246弄2号303室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指在有关时间有效的公司章程；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《公司法》，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司(其界定见《公司条例》(香港法律第32章)第2条的规定)或子公司(其界定见公司法第13条第2款的规定)的其它公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第 7 条另有规定，公司从股东大会决议批准委任董事担任公司独立非执行董事之日起雇用董事，最初任期三年，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 7 条的规定终止本协议。

3. 职责

董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《最佳应用守则》)和公司与交易所之间的上市协议的条款；

(ii) 《证券及期货条例》(香港法律第 571 章)；

(iii) 香港证券及期货事务监察委员会所发的《公司收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用（包括商务应酬费、差旅费、食宿费和其它实际开支），对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.1 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按已由股东大会批准的每年人民币 80,000 元的标准(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.2 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料

或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作或编制或接获有关公司的业务、财政或事务之文件（包括函件、客户名单、笔记、备忘录、图则、草图、其它任何性质之文件、以及该等文件之副本及其摘要）、模型或样品交回公司。为避免产生疑虑，现声明上述文件、模型及样本之知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. 禁止竞争

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. <u>限制的效力</u>

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. <u>终止受雇</u>

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第 57 条和第 58 条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权力而终止本协议，并不构成公司放弃行使该等权力。

9.8 无论什幺原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司： 中海集装箱运输股份有限公司
中国上海市浦东新区福山路 450 号 27 楼 A 至 D 室
收件人： 叶宇芒
传真号码： (86 21) 65966498

董事： 汪宗熙
中华人民共和国上海市吴兴路 **246** 弄 **2** 号 **303** 室
传真号码： (86 21) 65966498

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1. 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2. 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3. 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2004 年 3 月 4 日。

12.4. 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5. 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6. 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7. 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1. 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2. 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3. 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1. 本协议以中文书写。

15.2. 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1. 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2. 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3. 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由　　　　　　　　代表

中海集装箱运输股份有限公司

签署

见证人：

由汪宗熙签署

见证人：

本协议于首端所述日期由各方签订以兹证明。

由李克麟代表)
中海集装箱运输股份有限公司)
签署)
见证人：)

由汪宗熙签署)
见证人：)

Service Agreement for the Independent Non-executive Director

Between

China Shipping Container Lines Co., Ltd.

And

WANG Zongxi

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

Table of Contents

The two parties below signed this agreement on May 10, 2004:

(1) China Shipping Container Lines Co., Ltd., a company with limited liabilities established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "China"), with its legal address of registration: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China (hereinafter referred to as the "company"); and

(2) WANG Zongxi, address: Rm. 303, No. 2, Lane 246, Wuxing Road, Shanghai, China (hereinafter referred to as "the director").

It is agreed upon between the two parties as follows:

1. Definition and interpretation

1.1 In the agreement, unless otherwise specified in the text, the following expressions should have the following meanings:

"Board of directors"	refers to the Board of Directors of the company;
"Articles of association"	refers to the articles of association effective for the related period;
"Listing regulation"	refers to the securities listing regulations of the stock exchange;
"Company law"	refers to the "Company law" adopted by the National People's Congress of China on December 29, 1993, which was implemented from July 1st, 1994;
"RMB"	refers to the legal currency of China in the basic unit of yuan;
"Special regulation"	refers to the "Special regulation of the State Council regarding overseas subscription and listing of stock of companies with limited liabilities" promulgated by the State Council on August 4, 1994;
"Month"	refers to the calendar month;
"Stock exchange"	refers to the United Stock Exchange Co., Ltd. of Hong Kong;
"Subsidiary companies"	refer to other companies that become the company's

	subsidiary companies (as defined in Article 2 of the "Company regulation" (Chapter 32 of the Law of Hong Kong)) or subsidiary companies (as defined in Clause2, Article 13 of the company law) from time to time;
"Hong Kong"	refers to the Special Hong Kong Administrative Region of the People's Republic of China; and
"China"	refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise specified in the agreement, in this agreement:

(a) A party refers to a party to this agreement;

(b) Articles and clauses refer to articles and clauses of the agreement;

(c) The agreement is interpreted as the agreement that may be extended, modified, amended or supplemented from time to time;

(d) A law or regulation mentioned refers to such law or regulation as is amended, supplemented or modified in other manners from time to time; and

(e) All the titles are used just for the purpose of easy citation, and do not influence interpretation of the agreement.

2. Term of employment

The company agrees to employ the director as the Independent non-executive director of the company's Board of Directors according to the terms and conditions of the agreement, and the director agrees to serve as Independent non-executive director of the company according to the terms and conditions of the agreement. Unless otherwise specified in Article 7, the company employs the director from the date of the resolution of the shareholders' meeting approving appointment of the director as the company's Independent non-executive director, with an initial tenure of [3 years], upon expiration of which he is eligible for re-election and re-appointment with the consent from both parties. If the director is reelected and re-appointed, this agreement will remain in effect, until this agreement is terminated by either party's delivering at least [3-month] notice to the other party or in accordance with the regulation in Article 7.

3. Function

The director hereby commits to the company that during his tenure, he will:

(a) As the company's Independent non-executive director, perform the functions assigned him by the Board of Directors from time to time and exercise the powers authorized him by the Board of Directors from time to time; and

(b) Observe and comply with any lawful instructions and guidance as delivered or made by the Board of Directors from time to time, serve the company honestly and prudently, and do his best to promote company's business.

In addition, the director commits to the company that, during the period of employment, he will observe and adhere to the following which may be modified, supplemented or corrected from time to time:

(a) The articles of association;

(b) Relevant applicable Chinese laws and regulations including (but not limited to) the company law and the special regulation;

(c) Relevant applicable laws and regulations of Hong Kong after the listing of the company at the stock exchange, including:

(i) The listing regulation (including the "Standard rules for securities transactions of directors of listed companies" stated in Appendix X and the "Rules for optimal application" stated in Appendix XIV), as well as the terms of the listing agreement between the company and the stock exchange;

(ii)"Regulation for securities and futures" (Chapter 571 of the Law of Hong Kong);

(iii) "Rules for company purchase, merging and stock repurchase" issued by Hong Kong Securities and Futures Regulatory Commission, as well as the company's regulations regarding purchase and sales of stock and other securities of the company and its subsidiary companies that come into effect from time to time; and

(iv) Other rules and regulations that become applicable to securities from time to time.

4. Expense, remuneration and welfare

4.1 The company shall pay all necessary and reasonable expenses occurring from the director's performance of the functions specified in the agreement during his

tenure (including commercial entertainment fee, traveling expenses, lodging and board, as well as other actual expenditures). The company may request the director to provide related receipt and vouchers. The director agrees that the company will not pay any remuneration or provide any welfare to the director serving as the company's Independent non-executive director.

4.2 As the remuneration for performance of the functions stated in Article 3, during the employment of the director, the company shall pay the director an annuity of RMB 80,000 yuan as approved by the shareholders' meeting (or at a higher rate approved by the shareholders' meeting and determined from time to time by the company and the director) in twelve (12) lots at the end of each of the 12 months. In the event of less than one month, then the payment shall be effected on a pro rata base by the end of each month.

4.3 The company shall assess, but are not obliged to increase, the remuneration to the director paid according to the regulations of the agreement at least for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the director shall not:

(a) Disclose or relay to anybody or any unit or any company (except for the company's senior management personnel which are entitled thereto, and except as so required by the law); or

(b) Use for private purpose or for other purpose than the company; or

(c) Disclose by himself on account of neglect or without verification,

any commercial secret or private information relating to the company's business, finance or any transactions, deals or matters of the company or any of its subsidiary companies that he may know about during his tenure (including but not limited to (i) information about internal matters relating to the company or any subsidiary company; (ii) information about the technology or invention conducted or used by the company or any subsidiary company, or found or made during his tenure; (iii)information on which the company or any subsidiary company has the duty to keep secret).

5.2 The restraint stated in Article 5.1 does not apply to such information or message as may be made generally accessible to the public without much cost in labor, technology or money on the part of the public (not on account of breach of contract on the part of the director), except that the director's performance of his duties under the agreement necessitates disclosure of secret information to the

related employees of the company or the professionals appointed by it, or such disclosure is authorized by the Board of Directors or is instructed by a court with due jurisdiction.

5.3 Upon termination of the employment of the director under the agreement, and/or (if required by the company) at any time as required by the company, the director shall immediately return such documents concerning the company's business, finance or other matters (including correspondence, records of clients, notes, memos, drawings, drafts and documents of any other nature, as well as duplicates and abstracts of such documents), models or samples as have been made, or formulated or received by himself or jointly with others during the period of his employment. To avoid any possible doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the company at any time.

5.4 The director agrees that all the intellectual property rights that are formed, developed, created or made during his performance of the service under the agreement belong to the company exclusively, except for those intellectual property rights that are not formed, developed, created or made through his use of the company's properties or resources in his working hours

6. <u>Canvassing prohibited</u>

6.1 The director guarantees that, during the period of employment in the company or within [twelve (12) months] after termination of such employment (for whatever reason), he will not do the following in China or at any other place of the company's operations in person or through agent:

(a) To lobby or induce the following personnel or entities to separate themselves from the company or any of its subsidiary companies:

(i) The company's clients or suppliers, or potential clients or suppliers on the above mentioned date of termination or in [twelve (12) months] before such date of termination, or personnel, firms, companies or other organizations which used to have deals with the company and the director had contact with or learned about or knew about during the period of his employment; or

(ii)Personnel, firms, companies or other organizations with which the director has made regular, large, or continuous deals on behalf of the company or any of its subsidiary company; or

(iii) Employees, directors, advisers or consultants of the company of any of the subsidiary companies;

(b) To employ or appoint, or use the services provided by, employees, advisers or consultants of the company or any of its subsidiary companies, or those who have effective service contracts with the company or any of its subsidiary companies.

7. Competition prohibited

7.1 Without prior consent from the shareholders' meeting, during his employment, the director shall not directly or indirectly be employed for or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the shareholders' meeting holds that:

(a) Such enterprises compete or tend to compete with the company's business; or

(b) Contact with such enterprises damages the company's image; or

(c) Employment with such enterprises would weaken the director's adequate and proper performance of his duties under the agreement.

7.2 Without prior consent from the shareholders' meeting, in [twelve (12) months] after termination of his employment with the company (for whatever reason), the director shall not, in person or by agency, conduct any business (whatsoever) that competes directly with the business of the company or any of its subsidiary companies, or have related interests with such business (with the exception of those who hold at most [5]% of the issued stock of bonds of any company listed ate the stock exchange), or, directly or indirectly as a director, technician, adviser or in any other status, be employed by or involved in an opposing enterprise (of any kind) that competes directly with the business of the company or any of its subsidiary companies. However, if the director's function or work is only related to any one of the following items, the above restraint does not prevent the executive director from being employed by or involved in any enterprise:

(a) Geographical areas other than China where the company or any subsidiary company does not conduct any business transaction; or

(b) Such type of services or activities as those in which the director has not been involved substantially during his employment by the company or any subsidiary company.

7.3 At any time during his employment or in [twelve (12) months] after expiration of the period of employment, the director shall not operate separately or jointly, or be employed for, businesses that compete with the company in a country or region

where the company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he serves as a shareholder, director, employee, partner, agent or other, with the exception of a holder possessing at most [5]% of the issued stock or bonds of any company listed at an officially recognized stock exchange. But, this clause applies only to the products or services that the director was personally involved in or was responsible for during the period of his employment.

7.4 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit directly or indirectly the persons, corporate bodies or non-corporate bodies of the company's customers or suppliers or potential customers or suppliers during the period of his employment, or induce them to leave the company. But, this term applies only to those customers, suppliers, or potential customers or suppliers with which the director made contact or transactions in person or learned or know about during the period of his employment.

7.5 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit or employ directly or indirectly or appoint the company's employees or potential employees of the period of his employment in any manner, or induce them (with whom the director had contact during the period of his employment) to leave the company.

7.6 The director shall not, at any time after expiration of his tenure or for any purpose, use any title similar to the Chinese and English titles of the company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the company's business, or claim in any manner to have had such relations.

8. <u>Effect of restraint</u>

Both parties hold that the restraints specified in the agreement are reasonable under all conditions. Yet, they agree that, if, for the assurance of the company's confidential information and other lawful benefits for investment, such restraints are deemed on the whole to lie beyond the reasonable scope and can not be implemented, but they will be deemed as reasonable and enforceable once a part of more parts of them are deleted, then, such restraints shall be applicable as if these parts were deleted.

9. <u>Termination of employment</u>

9.1 In the following cases, the company is entitled to give a written notice to terminate the employment of the director immediately, without making any notification or compensation for the director. After termination of the appointment, the director will not be entitled to receive any bonus or sum related to the annual service (exclusive actual salary due), or request any compensation or indemnity on account of the termination of contract for any reason.

(a) According to applicable laws or regulations of the stock exchange or Hong Kong Securities and Futures Regulatory Commission, the director is disqualified in or prohibited from serving as a director or act in the status of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the responsibilities or functions under the agreement; or

(b) The director becomes bankrupt or reaches any agreement or debt reconciliation or makes similar arrangements with its creditors; or

(c) During the period of his employment, the director has dereliction of duty or breach of contract, or violates the duties which he assumes for the company or any of the subsidiary companies (according to this agreement, the listing regulation or other regulations) seriously, continuously or substantially; or

(d) The director is sentenced to punishment due to crimes of violation of criminal law or any integrity and honesty; or

(e) The director is judged justifiably by the Board of Directors as having had improper actions against the company's interests; or

(f) The director is mentally out of order that he can not handle his own affairs; or

(g) The director is in such conditions where he can not serve as (or work concurrently as) director of the company as specified in Article 57 and Article 58 of the company law; or

(h) The director is recognized as being prohibited from market access by CSRC in accordance with Article 4 of the "Provisional regulations regarding prohibited access to the securities market".

9.2 Where, during any successive [twelve (12) months], the director is incapable of effectively performing the functions specified in the agreement due to illness, accidents or other reasons for successive [three (3) months] or for a total of [ninety (90) working days], the company is entitled to deliver a [one-month] written notice to terminate this agreement and the appointment of the director.

9.3 The director shall not raise a request to the company for the reasons of the termination as specified in Clauses 9.1 and 9.2, and the company's postponement of suspension in exercising its right of termination specified in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Except for the conditions stated in Clauses 9.1 and 9.2, if either party wants to terminate the agreement after the date of effectiveness of the agreement, it need to deliver a written notice to the other party [3 months] in advance.

9.5 If the director stops serving as the company's director, the appointment as specified in the agreement will terminate automatically. If such discontinuation is caused by actions or neglect of either party and the other party does not agree on, assist in or participate in it, then such actions or neglect shall be deemed as a breach of the agreement, and termination as specified in the agreement shall not impede requests for damage compensation for such breach.

9.6 When the appointment of the director according to Clauses 9.1 and 9.2 of the agreement in whichever way:

(a) When so required by the company, the director shall immediately resign in writing from the position of director in the company or any subsidiary company, or other positions he assumes in the company or any subsidiary company; and

(b) At any time thereafter, unless appointed to a different position in the company, the director shall not claim to be related to the company or any subsidiary company.

9.7 Termination of the appointment of the director in accordance with this agreement does not affect any right accumulated at the time of such termination, or the effect of Articles 5-8 (all such clauses will remain in effect). Termination of the agreement due to the company's postponement in or failure to exercise its rights under the agreement does not constitute company's waiver to exercise such rights.

9.8 For reasons whatsoever, the director shall resign from his position in the company at the time or termination of the appointment.

10. Purchase

In the event of a purchase as defined in Clause 1, Article 129 of the "Mandatory provisions of the articles of association of companies to be listed overseas" promulgated on August 27, 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, under the prerequisite of approval by the shareholders' meeting, the director is entitled to

obtain the indemnity for the remaining length of time till termination of the appointment under this agreement for the lost position or retirement on account of the said purchase.

11. Notice

Notices or other correspondence made by either party according to the agreement shall be prepared in writing and written in Chinese, and may be delivered by messenger or via registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice sent by messenger shall be deemed to be effectively served on the date of delivery by messenger.

(b) A notice sent via registered mail shall be deemed to be effectively served on the seventh (7th) day after delivery to the post office (depending on the date of postmark) (to be extended to the following working day if the last day falls on Sunday or a legal holiday).

(c) A notice sent by fax shall be deemed to be effectively served when the fax is finished, provided the sender shall show the report on the sent document printed by the fax machine to prove the related document has been transmitted to the other party in a sound way.

Addresses and fax numbers of the two parties are as follows:

Company: China Shipping Container Lines Co., Ltd.
Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Recipient: YE Yumang
Fax number: (86 21) 6596 6498

Director: WANG Zongxi
Rm. 303, No. 2, Lane 246, Wuxing Road, Shanghai, China
Fax number: (8621) 6596 6498
If the party changed his address or fax number, shall be notifying another party accordance with this article.

12. Other regulations

12.1 The director admits and guarantees that, unless explicitly specified in this agreement, there has not been any written, oral or implied agreement or arrangement in advance between the company and the director with regards to the matters stated in the agreement, and the director does not sign the agreement on

the base of any declaration not specified in the agreement.

12.2 If any clause of the agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the lawfulness, effectiveness and enforceability of the remaining clauses of the agreement shall not be affected or imperiled by the above.

12.3 Although the agreement was signed by the two parties or by their authorized representatives on the date stated on the first page, the date of effectiveness of the agreement is traced back to March 4, 2004.

12.4 When so required, both parties may sign the agreement on duplicates. When signed, each duplicate will be deemed to be an original of the agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be signed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of appointment, the director shall not claim or receive, or allow his family members to claim or receive, presents, benefits or other favors provided or granted by a third party on account of the director's appointment by the company.

12.6 Company's failure to or postponement in exercising its rights, powers or privileges under the agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement on services provided by the director in person. Therefore, none of the rights, benefits, duties or responsibilities of the director under the agreement may be transferred, assigned or consigned to a third party.

13. Amendment

13.1 The company through proper actions of the legal body can only make amendments of the agreement in a written agreement, subject to signature by both parties and approval.

13.2 Without written consent from the company and the director, either party to the agreement shall not add, delete or amend any clause of the agreement.

13.3 The director shall observe all rules and regulations formulated by the company in accordance with the laws and regulations of China. The company is entitled to amend and supplement the above-mentioned rules and regulations, and grant awards or punishment to the director on such basis.

14. Articles of association

In the case of discrepancies between the terms of the agreement and the articles of association, the latter will prevail.

15. Version of the agreement

15.1 This agreement is written in Chinese.

15.2 This agreement is made in duplicate, with the company and the director holding one each with signatures and official seals of both parties. Each of them has the same legal effect.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendment and termination of the agreement shall be under jurisdiction of promulgated Chinese laws.

16.2 All disputes regarding the agreement shall be settled through friendly consultation between the company and the director. If such consultation fails, they shall be submitted to the labor dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are not touched in detail in the agreement shall be handled in accordance with relevant laws and regulations of China as well as local regulations.

The parties signed this agreement on the date stated on the first page, in witness whereof.

Signed by its representative [ ]

On behalf of China Shipping Container Lines Co., Ltd.

Witness:

Signed by [ ]

Witness:

SHANGHAI SISU TRANSLATION SERVICE CO.
上海上外翻译总公司
翻译专用章
CERTIFIED TRANSLATION

RECEIVED
2004 DEC 28 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2004年 5 月 10 日

中海集装箱运输股份有限公司

与

林兆伟

独立非执行董事服务协议

麦坚时律师行
香港中环夏悫道 10 号
和记大厦 14 楼

目 录

条款 页码

本协议由下述双方于2004年 5 月 10 日签订：

(1) **中海集装箱运输股份有限公司**，一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市浦东新区福山路450号27楼(以下简称“公司”)；与

(2) **林兆伟**，地址为香港九龙窝打老道山文运道5号德墨楼3楼A室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指在有关时间有效的公司章程；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《公司法》，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见《公司条例》（香港法律第32章）第2条的规定）或子公司（其界定见公司法第13条第2款的规定）的其它公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第9条另有规定，公司从股东大会决议批准委任董事担任公司独立非执行董事之日起雇用董事，最初任期三年，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第9条的规定终止本协议。

3. 职责

董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《最佳应用守则》)和公司与交易所之间的上市协议的条款；

(ii) 《证券及期货条例》(香港法律第571章)；

(iii) 香港证券及期货事务监察委员会所发的《公司收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用（包括商务应酬费、差旅费、食宿费和其它实际开支），对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.2 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按已由股东大会批准的每年人民币 250,000 元的标准(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.3 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料

或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作或编制或接获有关公司的业务、财政或事务之文件（包括函件、客户名单、笔记、备忘录、图则、草图、其它任何性质之文件、以及该等文件之副本及其摘要）、模型或样品交回公司。为避免产生疑虑，现声明上述文件、模型及样本之知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. <u>禁止游说</u>

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. <u>禁止竞争</u>

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第 57 条和第 58 条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权力而终止本协议，并不构成公司放弃行使该等权力。

9.8 无论什幺原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	中海集装箱运输股份有限公司 中国上海市浦东新区福山路 450 号 27 楼 A 至 D 室
收件人：	叶宇芒
传真号码：	(86 21) 65966498
董事：	林兆伟 香港九龙窝打老道山文运道 5 号德星楼 3 楼 A 室
传真号码：	(852) 2857 6672

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. <u>其它规定</u>

12.1. 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2. 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3. 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2004 年 3 月 4 日。

12.4. 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5. 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6. 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7. 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1. 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2. 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3. 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1. 本协议以中文书写。

15.2. 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1. 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2. 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3. 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由　　　　　　　　代表)
)
中海集装箱运输股份有限公司)
)
签署)
)
见证人：)

由**林兆伟**签署)
)
见证人：)
)
)
)
)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

本协议于首端所述日期由各方签订以兹证明。

由 代表)
中海集装箱运输股份有限公司)
签署)
见证人：)

由林兆伟签署)
见证人：)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

NO.401 P.12 2004-5-12 16:30

Service Agreement for the Independent Non-executive Director

Between

China Shipping Container Lines Co., Ltd.

And

LIN Zhaowei

May 10, 2004

BAKER & MCKENZIE Law Firm
Fl 14,Hutchison House, 10 Harcourt Rd Center Hong Kong

Table of Contents

The two parties below signed this agreement on May 10, 2004:

(1) China Shipping Container Lines Co., Ltd., a company with limited liabilities established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "China"), with its legal address of registration: Fl 27, 450 Fushan Road, Pudong New Area, Shanghai, China (hereinafter referred to as the "company"); and

(2) LIN Zhaowei, address: A, Floor 3, Dexin Building, No.5, Man Wan Road, Homantin, Kowloon, Hong Kong (hereinafter referred to as "the director").

It is agreed upon between the two parties as follows:

1. Definition and interpretation

1.1 In the agreement, unless otherwise specified in the text, the following expressions should have the following meanings:

"Board of directors"	refers to the Board of Directors of the company;
"Articles of association"	refers to the articles of association effective for the related period;
"Listing regulation"	refers to the securities listing regulations of the stock exchange;
"Company law"	refers to the "Company law" adopted by the National People's Congress of China on December 29, 1993, which was implemented from July 1st, 1994;
"RMB"	refers to the legal currency of China in the basic unit of yuan;
"Special regulation"	refers to the "Special regulation of the State Council regarding overseas subscription and listing of stock of companies with limited liabilities" promulgated by the State Council on August 4, 1994;
"Month"	refers to the calendar month;
"Stock exchange"	refers to the United Stock Exchange Co., Ltd. of Hong Kong;
"Subsidiary companies"	refer to other companies that become the company's

	subsidiary companies (as defined in Article 2 of the "Company regulation" (Chapter 32 of the Law of Hong Kong)) or subsidiary companies (as defined in Clause2, Article 13 of the company law) from time to time;
"Hong Kong"	refers to the Special Hong Kong Administrative Region of the People's Republic of China; and
"China"	refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise specified in the agreement, in this agreement:

(a) A party refers to a party to this agreement;

(b) Articles and clauses refer to articles and clauses of the agreement;

(c) The agreement is interpreted as the agreement that may be extended, modified, amended or supplemented from time to time;

(d) A law or regulation mentioned refers to such law or regulation as is amended, supplemented or modified in other manners from time to time; and

(e) All the titles are used just for the purpose of easy citation, and do not influence interpretation of the agreement.

2. Term of employment

The company agrees to employ the director as the Independent non-executive director of the company's Board of Directors according to the terms and conditions of the agreement, and the director agrees to serve as Independent non-executive director of the company according to the terms and conditions of the agreement. Unless otherwise specified in Article 7, the company employs the director from the date of the resolution of the shareholders' meeting approving appointment of the director as the company's Independent non-executive director, with an initial tenure of [3 years], upon expiration of which he is eligible for re-election and re-appointment with the consent from both parties. If the director is reelected and re-appointed, this agreement will remain in effect, until this agreement is terminated by either party's delivering at least [3-month] notice to the other party or in accordance with the regulation in Article 7.

3. Function

The director hereby commits to the company that during his tenure, he will:

(a) As the company's Independent non-executive director, perform the functions assigned him by the Board of Directors from time to time and exercise the powers authorized him by the Board of Directors from time to time; and

(b) Observe and comply with any lawful instructions and guidance as delivered or made by the Board of Directors from time to time, serve the company honestly and prudently, and do his best to promote company's business.

In addition, the director commits to the company that, during the period of employment, he will observe and adhere to the following which may be modified, supplemented or corrected from time to time:

(a) The articles of association;

(b) Relevant applicable Chinese laws and regulations including (but not limited to) the company law and the special regulation;

(c) Relevant applicable laws and regulations of Hong Kong after the listing of the company at the stock exchange, including:

(i) The listing regulation (including the "Standard rules for securities transactions of directors of listed companies" stated in Appendix X and the "Rules for optimal application" stated in Appendix XIV), as well as the terms of the listing agreement between the company and the stock exchange;

(ii)"Regulation for securities and futures" (Chapter 571 of the Law of Hong Kong);

(iii) "Rules for company purchase, merging and stock repurchase" issued by Hong Kong Securities and Futures Regulatory Commission, as well as the company's regulations regarding purchase and sales of stock and other securities of the company and its subsidiary companies that come into effect from time to time; and

(iv) Other rules and regulations that become applicable to securities from time to time.

4. Expense, remuneration and welfare

4.1 The company shall pay all necessary and reasonable expenses occurring from the director's performance of the functions specified in the agreement during his

tenure (including commercial entertainment fee, traveling expenses, lodging and board, as well as other actual expenditures). The company may request the director to provide related receipt and vouchers. The director agrees that the company will not pay any remuneration or provide any welfare to the director serving as the company's Independent non-executive director.

4.2 As the remuneration for performance of the functions stated in Article 3, during the employment of the director, the company shall pay the director an annuity of RMB 250,000 yuan as approved by the shareholders' meeting (or at a higher rate approved by the shareholders' meeting and determined from time to time by the company and the director) in twelve (12) lots at the end of each of the 12 months. In the event of less than one month, then the payment shall be effected on a pro rata base by the end of each month.

4.3 The company shall assess, but are not obliged to increase, the remuneration to the director paid according to the regulations of the agreement at least for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the director shall not:

(a) Disclose or relay to anybody or any unit or any company (except for the company's senior management personnel which are entitled thereto, and except as so required by the law); or

(b) Use for private purpose or for other purpose than the company; or

(c) Disclose by himself on account of neglect or without verification,

any commercial secret or private information relating to the company's business, finance or any transactions, deals or matters of the company or any of its subsidiary companies that he may know about during his tenure (including but not limited to (i) information about internal matters relating to the company or any subsidiary company; (ii) information about the technology or invention conducted or used by the company or any subsidiary company, or found or made during his tenure; (iii)information on which the company or any subsidiary company has the duty to keep secret).

5.2 The restraint stated in Article 5.1 does not apply to such information or message as may be made generally accessible to the public without much cost in labor, technology or money on the part of the public (not on account of breach of contract on the part of the director), except that the director's performance of his duties under the agreement necessitates disclosure of secret information to the

related employees of the company or the professionals appointed by it, or such disclosure is authorized by the Board of Directors or is instructed by a court with due jurisdiction.

5.3 Upon termination of the employment of the director under the agreement, and/or (if required by the company) at any time as required by the company, the director shall immediately return such documents concerning the company's business, finance or other matters (including correspondence, records of clients, notes, memos, drawings, drafts and documents of any other nature, as well as duplicates and abstracts of such documents), models or samples as have been made, or formulated or received by himself or jointly with others during the period of his employment. To avoid any possible doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the company at any time.

5.4 The director agrees that all the intellectual property rights that are formed, developed, created or made during his performance of the service under the agreement belong to the company exclusively, except for those intellectual property rights that are not formed, developed, created or made through his use of the company's properties or resources in his working hours

6. Canvassing prohibited

6.1 The director guarantees that, during the period of employment in the company or within [twelve (12) months] after termination of such employment (for whatever reason), he will not do the following in China or at any other place of the company's operations in person or through agent:

(a) To lobby or induce the following personnel or entities to separate themselves from the company or any of its subsidiary companies:

(i) The company's clients or suppliers, or potential clients or suppliers on the above mentioned date of termination or in [twelve (12) months] before such date of termination, or personnel, firms, companies or other organizations which used to have deals with the company and the director had contact with or learned about or knew about during the period of his employment; or

(ii)Personnel, firms, companies or other organizations with which the director has made regular, large, or continuous deals on behalf of the company or any of its subsidiary company; or

(iii) Employees, directors, advisers or consultants of the company of any of the subsidiary companies;

(b) To employ or appoint, or use the services provided by, employees, advisers or consultants of the company or any of its subsidiary companies, or those who have effective service contracts with the company or any of its subsidiary companies.

7. Competition prohibited

7.1 Without prior consent from the shareholders' meeting, during his employment, the director shall not directly or indirectly be employed for or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the shareholders' meeting holds that:

(a) Such enterprises compete or tend to compete with the company's business; or

(b) Contact with such enterprises damages the company's image; or

(c) Employment with such enterprises would weaken the director's adequate and proper performance of his duties under the agreement.

7.2 Without prior consent from the shareholders' meeting, in [twelve (12) months] after termination of his employment with the company (for whatever reason), the director shall not, in person or by agency, conduct any business (whatsoever) that competes directly with the business of the company or any of its subsidiary companies, or have related interests with such business (with the exception of those who hold at most [5]% of the issued stock of bonds of any company listed ate the stock exchange), or, directly or indirectly as a director, technician, adviser or in any other status, be employed by or involved in an opposing enterprise (of any kind) that competes directly with the business of the company or any of its subsidiary companies. However, if the director's function or work is only related to any one of the following items, the above restraint does not prevent the executive director from being employed by or involved in any enterprise:

(a) Geographical areas other than China where the company or any subsidiary company does not conduct any business transaction; or

(b) Such type of services or activities as those in which the director has not been involved substantially during his employment by the company or any subsidiary company.

7.3 At any time during his employment or in [twelve (12) months] after expiration of the period of employment, the director shall not operate separately or jointly, or be employed for, businesses that compete with the company in a country or region

where the company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he serves as a shareholder, director, employee, partner, agent or other, with the exception of a holder possessing at most [5]% of the issued stock or bonds of any company listed at an officially recognized stock exchange. But, this clause applies only to the products or services that the director was personally involved in or was responsible for during the period of his employment.

7.4 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit directly or indirectly the persons, corporate bodies or non-corporate bodies of the company's customers or suppliers or potential customers or suppliers during the period of his employment, or induce them to leave the company. But, this term applies only to those customers, suppliers, or potential customers or suppliers with which the director made contact or transactions in person or learned or know about during the period of his employment.

7.5 During the period of employment or within [twelve (12) months] after expiration of the period of employment, the director shall not separately or jointly with others, or on behalf of other personnel or corporate body or non-corporate body, solicit or employ directly or indirectly or appoint the company's employees or potential employees of the period of his employment in any manner, or induce them (with whom the director had contact during the period of his employment) to leave the company.

7.6 The director shall not, at any time after expiration of his tenure or for any purpose, use any title similar to the Chinese and English titles of the company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the company's business, or claim in any manner to have had such relations.

8. <u>Effect of restraint</u>

Both parties hold that the restraints specified in the agreement are reasonable under all conditions. Yet, they agree that, if, for the assurance of the company's confidential information and other lawful benefits for investment, such restraints are deemed on the whole to lie beyond the reasonable scope and can not be implemented, but they will be deemed as reasonable and enforceable once a part of more parts of them are deleted, then, such restraints shall be applicable as if these parts were deleted.

9. <u>Termination of employment</u>

9.1 In the following cases, the company is entitled to give a written notice to terminate the employment of the director immediately, without making any notification or compensation for the director. After termination of the appointment, the director will not be entitled to receive any bonus or sum related to the annual service (exclusive actual salary due), or request any compensation or indemnity on account of the termination of contract for any reason.

(a) According to applicable laws or regulations of the stock exchange or Hong Kong Securities and Futures Regulatory Commission, the director is disqualified in or prohibited from serving as a director or act in the status of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the responsibilities or functions under the agreement; or

(b) The director becomes bankrupt or reaches any agreement or debt reconciliation or makes similar arrangements with its creditors; or

(c) During the period of his employment, the director has dereliction of duty or breach of contract, or violates the duties which he assumes for the company or any of the subsidiary companies (according to this agreement, the listing regulation or other regulations) seriously, continuously or substantially; or

(d) The director is sentenced to punishment due to crimes of violation of criminal law or any integrity and honesty; or

(e) The director is judged justifiably by the Board of Directors as having had improper actions against the company's interests; or

(f) The director is mentally out of order that he can not handle his own affairs; or

(g) The director is in such conditions where he can not serve as (or work concurrently as) director of the company as specified in Article 57 and Article 58 of the company law; or

(h) The director is recognized as being prohibited from market access by CSRC in accordance with Article 4 of the "Provisional regulations regarding prohibited access to the securities market".

9.2 Where, during any successive [twelve (12) months], the director is incapable of effectively performing the functions specified in the agreement due to illness, accidents or other reasons for successive [three (3) months] or for a total of [ninety (90) working days], the company is entitled to deliver a [one-month] written notice to terminate this agreement and the appointment of the director.

9.3 The director shall not raise a request to the company for the reasons of the termination as specified in Clauses 9.1 and 9.2, and the company's postponement of suspension in exercising its right of termination specified in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Except for the conditions stated in Clauses 9.1 and 9.2, if either party wants to terminate the agreement after the date of effectiveness of the agreement, it need to deliver a written notice to the other party [3 months] in advance.

9.5 If the director stops serving as the company's director, the appointment as specified in the agreement will terminate automatically. If such discontinuation is caused by actions or neglect of either party and the other party does not agree on, assist in or participate in it, then such actions or neglect shall be deemed as a breach of the agreement, and termination as specified in the agreement shall not impede requests for damage compensation for such breach.

9.6 When the appointment of the director according to Clauses 9.1 and 9.2 of the agreement in whichever way:

(a) When so required by the company, the director shall immediately resign in writing from the position of director in the company or any subsidiary company, or other positions he assumes in the company or any subsidiary company; and

(b) At any time thereafter, unless appointed to a different position in the company, the director shall not claim to be related to the company or any subsidiary company.

9.7 Termination of the appointment of the director in accordance with this agreement does not affect any right accumulated at the time of such termination, or the effect of Articles 5-8 (all such clauses will remain in effect). Termination of the agreement due to the company's postponement in or failure to exercise its rights under the agreement does not constitute company's waiver to exercise such rights.

9.8 For reasons whatsoever, the director shall resign from his position in the company at the time or termination of the appointment.

10. <u>Purchase</u>

In the event of a purchase as defined in Clause 1, Article 129 of the "Mandatory provisions of the articles of association of companies to be listed overseas" promulgated on August 27, 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, under the prerequisite of approval by the shareholders' meeting, the director is entitled to

obtain the indemnity for the remaining length of time till termination of the appointment under this agreement for the lost position or retirement on account of the said purchase.

11. Notice

Notices or other correspondence made by either party according to the agreement shall be prepared in writing and written in Chinese, and may be delivered by messenger or via registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice sent by messenger shall be deemed to be effectively served on the date of delivery by messenger.

(b) A notice sent via registered mail shall be deemed to be effectively served on the seventh (7th) day after delivery to the post office (depending on the date of postmark) (to be extended to the following working day if the last day falls on Sunday or a legal holiday).

(c) A notice sent by fax shall be deemed to be effectively served when the fax is finished, provided the sender shall show the report on the sent document printed by the fax machine to prove the related document has been transmitted to the other party in a sound way.

Addresses and fax numbers of the two parties are as follows:

Company: China Shipping Container Lines Co., Ltd.
Fl. 27, 450 Fushan Road, Pudong New Area, Shanghai, China
Recipient: YE Yumang
Fax number: (86 21) 6596 6498

Director: LIN Zhaowei
A, Floor 3, Dexin Building, No.5, Man Wan Road, Homantin, Kowloon, Hong Kong
Fax number: (852) 2857 6672

If the party changed his address or fax number, shall be notifying another party accordance with this article.

12. Other regulations

12.1 The director admits and guarantees that, unless explicitly specified in this agreement, there has not been any written, oral or implied agreement or arrangement in advance between the company and the director with regards to the

matters stated in the agreement, and the director does not sign the agreement on the base of any declaration not specified in the agreement.

12.2 If any clause of the agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the lawfulness, effectiveness and enforceability of the remaining clauses of the agreement shall not be affected or imperiled by the above.

12.3 Although the agreement was signed by the two parties or by their authorized representatives on the date stated on the first page, the date of effectiveness of the agreement is traced back to March 4, 2004.

12.4 When so required, both parties may sign the agreement on duplicates. When signed, each duplicate will be deemed to be an original of the agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be signed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of appointment, the director shall not claim or receive, or allow his family members to claim or receive, presents, benefits or other favors provided or granted by a third party on account of the director's appointment by the company.

12.6 Company's failure to or postponement in exercising its rights, powers or privileges under the agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement on services provided by the director in person. Therefore, none of the rights, benefits, duties or responsibilities of the director under the agreement may be transferred, assigned or consigned to a third party.

13. Amendment

13.1 The company through proper actions of the legal body can only make amendments of the agreement in a written agreement, subject to signature by both parties and approval.

13.2 Without written consent from the company and the director, either party to the agreement shall not add, delete or amend any clause of the agreement.

13.3 The director shall observe all rules and regulations formulated by the company in accordance with the laws and regulations of China. The company is entitled to amend and supplement the above-mentioned rules and regulations, and grant awards or punishment to the director on such basis.

14. Articles of association

In the case of discrepancies between the terms of the agreement and the articles of association, the latter will prevail.

15. Version of the agreement

15.1 This agreement is written in Chinese.

15.2 This agreement is made in duplicate, with the company and the director holding one each with signatures and official seals of both parties. Each of them has the same legal effect.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendment and termination of the agreement shall be under jurisdiction of promulgated Chinese laws.

16.2 All disputes regarding the agreement shall be settled through friendly consultation between the company and the director. If such consultation fails, they shall be submitted to the labor dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are not touched in detail in the agreement shall be handled in accordance with relevant laws and regulations of China as well as local regulations.

The parties signed this agreement on the date stated on the first page, in witness whereof.

Signed by its representative [ ]

On behalf of China Shipping Container Lines Co., Ltd.

Witness:

Signed by [ ]

Witness:

RECEIVED

2004 DEC 28 P 3:47

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CSCC: Box 4

Annex I

**A List of Documents filed with and Made Public
by HK Regulatory Authorities in connection with the Initial Listing**

C. Documents available for public inspection

19. Standard Opinion for Joint Stock Limited Companies, together with a certified English translation.

20. The Maritime Law of the People's Republic of China promulgated by the Standing Committee of the NPC on November 7, 1992 and effective on July 1, 1993, together with a certified English translation.

21. The Marine Environment Protection Law of the People's Republic of China promulgated by the Standing Committee of the NPC on December 25, 1999 and effective on April 1, 2000, together with a certified English translation.

22. The PRC legal opinion issued by Jingtian & Gongcheng, the legal advisers to the Company on PRC law, dated June 4, 2004.

Annex II

A List of Documents Required to Be Furnished to the Commission under Continuous Disclosure Obligations

2 Interim Reports

Date of Submission to the HKSE and Shareholders: not later than three months after the end of the first six months of each fiscal year.

Required by: the HKSE Rules and PRC Company Laws.

5. Notifications to the HKSE, and, in some cases, the Public with respect to all Documents to Be Posted to Shareholders, Press Releases and/or Announcements in Newspapers in respect of Price-sensitive or Material Matters, Debts/Loans/Guarantee of Material Value, Controlling Shareholder's pledge of shares, Acquisitions, Disposals, Director Share Dealings, Material Business Developments, Movements in certain Shareholdings, etc.

Submission Date: as the event arises and, in some cases, within specified periods after the event has arisen.

Required by: the HKSE Rules and in some cases the Securities & Futures Ordinance of Hong Kong and the Opinions.

6. Circulars to Shareholders

Submission Date: in respect of certain notifiable transactions or connected transactions (both as defined in the HKSE Rules), within 21 days after the publication of the press announcement in relation to the transaction, unless the HKSE otherwise directs.

Required by: the HKSE Rules.

股份有限公司规范意见

1992 年 5 月 15 日，国家体改委

第一章　总　则

第一条　股份有限公司（以下简称公司）是指注册资本由等额股份构成并通过发行股票（或股权证）筹集资本，股东以其所认购股份对公司承担有限责任，公司以其全部资产对公司债务承担责任的企业法人。

第二条　公司必须遵守国家法律、法规及本规范意见（以下简称规范），维护国家利益和社会公共利益，接受政府有关部门的依法监督。

公司应遵守《股份制企业试点办法》（体改生〔1992〕30 号）及其配套政策。

第三条　公司的合法权益和经营活动依法受到保护，任何机关、团体和个人不得侵犯或者非法干涉。

第四条　公司不得成为其他营利性组织的无限责任股东。

公司作为其他营利性组织的有限责任股东时，对其他组织的投资总额，不得超过本公司净资产的百分之五十。但投资公司和政府授权部门批准的控股公司可不受此限。

第五条　公司名称中应标明“股份有限公司”字样，并应符合企业法人名称登记管理的规定。

第六条　公司以其主要办事机构所在地为住所。

第二章　设　立

第七条　公司可以采取发起方式或募集方式设立。

采取发起方式设立，公司股份由发起人认购，不向发起人之外的任何人募集股份。国家大型建设项目方可采用发起方式设立公司。

募集方式包括定向募集和社会募集两种。采取定向募集方式设立，公司发行的股份除由发起人认购外，其余股份不向社会公众公开发行，但可以向其他法人发行部分股份，经批准也可以向本公司内部职工发行部分股份。采取社会募集方式设立，公司发行的股份除由发起人认购外，其余股份应向社会公众公开发行。

采取发起方式设立和定向募集方式设立的公司，称为定向募集公司；采取社会募集方式设立的公司，称为社会募集公司。定向募集公司在公司成立一年以后增资扩股时，经批准可转为社会募集公司。

第八条　以募集方式设立公司的发起人认购的股份，不得少于公司应发行的股份总数的百分之三十五。

第九条　设立公司应有三个以上（含三个）发起人。

国营大型企业改组成为公司的，经特别批准，发起人可为该大型企业一人，但应采用募集方式设立公司。

第十条　公司发起人，是指按照本规范订立发起人协议，提出设立公司申请，认购公司股份，并对公司设立承担责任者。

公司发起人应是在中华人民共和国境内设立的法人（不含私营企业、外商独资企业）。但中外合资经营企业作发起人时不能超过发起人数的三分之一。自然人不得充当发起人。

第十一条　原有企业改组为公司，须将原有企业全部资产投入公司。原有企业可作为设立公司的发起人。不以原有企业作发起人时，原有企业的资产所有者应作为设立公司的发起人。

原有企业改组为公司时，应对原有企业的债权、债务进行清理，委托具有资格的资产评估机构进行资产评估和注册会计师进行验资，界定原有企业净资产产权。原有企业的债权、债务由改组后的公司承担。原有企业在公司设立后即自行终止。

原有企业改组为公司，如以原有企业为发起人，应经原有企业资产所有者批准并委派股东代表。

第十二条　公司注册资本应为在工商行政管理机关登记的实收股本总额。

股本总额为公司股票面值与股份总额的乘积。

公司注册资本的最低限额为人民币一千万元。有外商投资的公司的注册资本不应少于人民币三千万元。

第十三条　发起人达成设立公司协议后，可共同委托一个发起人办理设立公司的申请手续。

（一）以公司主管范围确定其行业主管部门，由行业主管部门负责审核公司

设立的意见；

（二）国家规定需要报批的基本建设项目、技术改造项目、涉及外商投资项目和其他需要经政府有关部门批准的事项，应办理相应的批准手续；

（三）由原外商投资企业改组为公司的，对原合同、章程的修改应报原审批机关审查同意后，报中华人民共和国对外经济贸易部审查同意；

（四）发起人向政府授权审批公司设立的部门（由国家或省、自治区、直辖市的体改委牵头，以下简称政府授权部门）提交设立公司的协议书、申请书、可行性研究报告、公司章程、资产评估报告、验资报告、招股说明书和行业主管部门审查意见等文件，由政府授权部门审查、批准；

（五）外商投资股份达百分之二十五以上的公司，批准后由中华人民共和国对外经济贸易部核发批准证书；

（六）经政府授权部门批准后，发起人应自批准之日起三十日内到同级工商行政管理机关办理筹建登记手续。

第十四条　发起人提交的各项文件必须用中文书写。在发起人各方认为需要时，可商定再用一种外文书写，但以审批生效的中文文本为准。

第十五条　设立公司的申请书，应概要说明：

（一）发起人的名称、住所、法定代表人；

（二）公司的名称、目的及宗旨；

（三）公司的资金投向、经营范围；

（四）公司设立方式、总投资、股本总额、发起人认购比例、股份募集范围及募集途径；

（五）公司的股份总数、各类别股份总数、每股面值及股权结构；

（六）发起人基本情况、资信证明（原有企业改组为公司的，应说明改组理由）；

（七）其他需要说明的事项；

（八）提出申请的时间，发起人的法定代表人签名并加盖发起人单位公章。

第十六条　设立公司可行性研究报告应包括下列内容：

（一）公司的名称、住所；

（二）发起人的生产经营情况、资信状况和投资能力（原有企业改组为公司

的，还应包括近三年生产经营、资产与负债、利润等情况)；

（三）公司总投资、股本总额、股份溢价发行测算、所需借贷资金、净资产占总资产比例；

（四）资金投向、规模、建设周期与费用估算；

（五）公司产品或经营范围、发展方向及市场需求状况；

（六）经济效益预测；

（七）其他需要说明的事项。

第十七条　公司章程必须载明：

（一）公司名称、住所；

（二）公司的宗旨、经营范围；

（三）公司的设立方式及其股份发行范围；

（四）公司注册资本、股份总数、各类别股份总数及其权益、每股金额；

（五）股份转让办法；

（六）股东的权利、义务；

（七）股东会的职权和议事规则；

（八）公司法定代表人（董事长或经理）及其职权；

（九）董事会的组成、职权和议事规则；

（十）经营管理机构的组成、职权和议事规则；

（十一）监事会的组成、职权和议事规则；

（十二）公司利润分配办法；

（十三）公司财务、会计、审计制度的原则；

（十四）劳动管理、工资福利、社会保险等规定；

（十五）章程修改的程序；

（十六）公司的终止与清算办法及程序；

（十七）通知和公告办法。

在不违反本规范的规定下，公司章程可对上款以外的其他事项作出规定。

第十八条　公司向社会公众公开发行股票，应按中国人民银行的有关规定，向中国人民银行或其授权的分行（以下简称人民银行）提出申请，经批准后方可发行。

第十九条　公司股份缴足后，发起人须于四十日内召集创立会议。会议应通知全体认股人参加，并在代表三分之二以上股份的认股人（或其委托的代理人）参加时会议即可召开。创立会议达不到代表三分之二以上的股份的认股人（或其委托的代理人）出席时，应按第四十八条的规定办理。

创立会议的职责是：

（一）听取、审查发起人关于设立公司的报告；

（二）通过发起人拟定的公司章程；

（三）选举公司的董事；

（四）选举公司的监事。

以上各项，须由创立会议决议通过，其中（一）、（三）、（四）项须符合第四十六条第（一）项的规定，第（二）项须符合第四十六条第（二）项的规定。

第二十条　创立会议后三十日内，董事会应向工商行政管理机关申请办理企业法人登记，并报送下列文件：

（一）登记申请书；

（二）政府授权部门批准设立文件；

（三）社会募集公司应提交人民银行批准募股的文件；

（四）公司章程；

（五）董事会成员及法定代表人名单（社会募集公司应附有简历）；

（六）创立会议记录；

（七）注册会计师出具的验资证明；

（八）其他要求的文件。

经工商行政管理机关核准登记注册后，公司即告成立，取得法人资格。

第二十一条　公司发起人应承担下列责任：

（一）公司发行的股份未能缴足时，应负连带认缴责任；

（二）公司不能成立时，对设立行为所产生的债务和费用负连带责任；

（三）社会募集公司不能成立时，对认股人已缴纳的股款，负返还股款及约定利息的连带责任；

（四）在设立过程中，由于发起人的过失致使公司受到损害时，负连带赔偿责任。

第三章　股　份

第二十二条　股东可以用货币投资，也可以用建筑物、厂房、机器设备等有形资产，或工业产权、非专利技术、土地使用权等无形资产折价入股。

以无形资产（不含土地使用权）作价所折股份，其金额一般不得超过公司注册资本的百分之二十。

用货币以外的其他资产折价入股的，须按国家有关规定对该资产进行评估和确认。

以国有资产折价入股的，须按国务院及国家国有资产管理局的有关规定办理资产评估、确认、验证手续。国有资产折价入股后形成的股份，符合第二十四条第（一）项的，构成国家股；符合第（二）项的，构成法人股。

第二十三条　公司设置普通股，并可设置优先股。

普通股的股利在支付优先股股利之后分配。普通股的股利不固定，由公司按照本规范确定的程序决定。

公司对优先股的股利须按约定的股利率支付。优先股不享有公司公积金权益。当年可供分配股利的利润不足以按约定的股利率支付优先股利的，由以后年度的可供分配股利的利润补足。公司章程中可对优先股的其他权益作出具体规定。

公司终止清算时，优先股股东先于普通股股东取得公司剩余财产。

第二十四条　公司的股份按投资主体分为国家股、法人股、个人股和外资股。

（一）国家股为有权代表国家投资的政府部门或机构以国有资产投入公司形成的股份。

国家股一般应为普通股。

国家股由国务院授权的部门或机构，或根据国务院决定，由地方人民政府授权的部门或机构持有（以下简称持有国家股的部门、机构），并委派股权代表。

（二）法人股为企业法人以其依法可支配的资产投入公司形成的股份，或具有法人资格的事业单位和社会团体以国家允许用于经营的资产向公司投资形成的股份。

一个公司拥有另一个企业百分之十以上的股份，则后者不能购买前者的股

份。

（三）个人股为社会个人或本公司内部职工以个人合法财产投入公司形成的股份。

一个自然人所持股份（不含外国和我国香港、澳门、台湾地区投资者所持外资股）不得超过公司股份总额的千分之五。

定向募集公司内部职工认购的股份，不得超过公司股份总额的百分之二十。

社会募集公司的本公司内部职工认购的股份，不得超过公司向社会公众发行部分的百分之十。由定向募集公司转为社会募集公司者，超过此限时不得再向内部职工配售股份。

社会募集公司向社会公众发行的股份，不少于公司股份总数的百分之二十五。国家另有规定的除外。

（四）外资股为外国和我国香港、澳门、台湾地区投资者以购买人民币特种股票形式向公司投资形成的股份。

根据资产的性质，国有资产投资形成的股份和集体所有资产投资形成的股份统称为公有股份。

第二十五条　公司的股份采取股票形式。但定向募集公司应以股权证替代股票（下同）。

定向募集公司不得发行股票，社会募集公司不得发行股权证。

第二十六条　公司股票应为记名股票。

股票一律用股东姓名或单位名称记名。

部门、机构持有的股票和法人持有的股票，应记载部门、机构或法人名称，不得另立户名或以代表人姓名记名。

自然人在股票上记载的姓名应与居民身份证或护照相一致。

第二十七条　公司不得发行无面值股票。

股票的发行价格不得低于股票的面值。

公司同次发行的同种类别股票，发行价格须一致。

第二十八条　股票是公司签发的证明股东按其所持股份享有权利和承担义务的书面凭证。

股票应载明下列事项：

（一）发行股票的公司的名称、住所；

（二）公司设立登记或新股发行之变更登记的文号及日期；

（三）公司注册资本、股份类别、每股金额、股票面值；

（四）本次发行的股份数；

（五）股东姓名或名称；

（六）股票号码；

（七）发行日期；

（八）其他需要载明的事项。

股权证除载明上款事项外，还应载明认购与转让范围。

股票由董事长签名，公司盖章后生效。

股票应加具人民银行批准募股的文号及日期；股权证应加具政府授权部门批准募股的文号及日期。

第二十九条　准许有外商投资的公司，经中国人民银行批准后可发行人民币特种股票（简称Ｂ种股票）。

Ｂ种股票是指以人民币标明股票面值，以外币认购和进行交易，专供外国和我国香港、澳门、台湾地区的投资者买卖的股票。

外国和我国香港、澳门、台湾地区的投资者不得买卖人民币股票（简称Ａ种股票），非外国和我国香港、澳门、台湾地区的投资者不得买卖Ｂ种股票。

第三十条　股东可以按照国家有关规定和公司章程的规定转让股份，并可以赠与（公有股份不可赠与）、继承和抵押，但不得违反以下规定：

（一）采取发起方式设立的公司，公司股权证的转让须在法人之间进行；定向募集方式设立的公司，其股权证按其原持有人身份，可在法人之间以及公司内部职工之间转让，本公司内部职工持有的股权证要严格限定在本公司内部，不得向公司以外的任何个人发行和转让。以上两种方式设立的定向募集公司在公司成立一年以后，增资扩股时如需转为社会募集公司，扩大股份的认购和转让范围，应按照国家规定的审批权限并按第三十四条的规定，经批准后方可进行，同时应换发股票；

（二）各种法人均不得将持有的公有股份、认股权证和优先认股权转让给本法人单位的职工，不得将以集体福利基金、奖励基金、公益金购买的股份派送给

职工；

（三）国家股、外资股的转让需按国家有关规定进行；

（四）发起人认购的股份自公司成立之日起一年内不得转让；

（五）公司内部职工的股份（除去职和死亡者的股份外），在公司配售后三年内不得转让；

（六）公司董事和经理在任职的三年内不得转让本人所持有的公司股份。三年后在任职内转让的股份不得超过其持有公司股份额的百分之五十，并须经董事会同意。社会募集公司的董事或经理转让股份还应报国家或省、自治区、直辖市的体改委（以下简称体改部门）和人民银行备案；

（七）公司股份自公司清算之日起不得转让。

第三十一条　发起人以外的单个股东，欲获得社会募集公司股份总额的百分之十以上的股份时，必须通知公司，并经人民银行和体改部门批准。

第三十二条　公司非因减少资本等特殊情况，不得收购本公司股票，亦不得库存本公司已发行股票。特殊情况需收购、库存本公司已发行股票者，须报请体改部门、人民银行专门批准后方可进行。

第三十三条　股东遗失股票应公告声明所失股票失效，如九十日内公司未收到任何异议，遗失股票股东可以向公司申请补发股票。

第三十四条　公司增加资本发行股份，应由董事会制订方案，经股东大会通过增加资本和修改章程决议，并按规定办理相应手续。有外商投资的公司应报中华人民共和国对外经济贸易部，社会募集公司还应向人民银行申请发行股票，经批准后方可进行。

股份募足后，向原登记的工商行政管理机关申请增资变更登记。

第三十五条　公司增加股份，如用于投资项目，应符合国家产业政策和行业、地区发展规划。

第三十六条　公司增加股份的间隔时间不得少于十二个月。

第三十七条　公司增加股份时按发行价格计算的新股不得超过原有公司净资产。国家另有规定的除外。

第三十八条　公司连续两年盈利不足以支付优先股股利或支付优先股股利后两年内未支付普通股股利的，不得增加股份。

第四章 股东和股东会

第三十九条 公司的股份持有人为公司股东。股东按其持有股份的类别和份额享有权利、承担义务。

普通股股东有出席或委托代理人出席股东会并行使表决权的权利，每一股都拥有同等表决权。

优先股股东无表决权。但公司连续三年不支付优先股股利时，优先股股东即享有第四十一条规定的权利。

第四十条 法人作为公司股东时，应由法定代表人或法定代表人的代理人代表其行使权利。

第四十一条 股东有以下权利：

（一）出席或委托代理人出席股东会并行使表决权；

（二）依本规范及公司章程的规定转让股份；

（三）查阅公司章程、股东会会议纪要、会议记录和会计报告，监督公司的经营，提出建议或质询；

（四）按其股份取得股利；

（五）公司终止后依法取得公司的剩余财产；

（六）公司章程规定的其他权利。

第四十二条 股东有以下义务：

（一）遵守公司章程；

（二）依其所认购股份和入股方式缴纳股金；

（三）依其所持股份为限，对公司的债务承担责任；

（四）在公司办理工商登记手续后，股东不得退股；

（五）公司章程规定的其他义务。

另外，公司股份的认购人逾期不能缴纳股金，视为自动放弃所认股份。对公司造成损害的，应负赔偿责任。

第四十三条 股东会是公司的最高权力机构，对下列事项作出决议，行使职权：

（一）审议、批准董事会和监事会的报告；

（二）批准公司的利润分配及亏损弥补；

（三）批准公司年度预、决算报告，资产负债表、利润表以及其他会计报表；

（四）决定公司增、减股本，决定扩大股份认购范围或由定向募集公司转为社会募集公司，以及批准公司股票交易方式的方案；

（五）决定公司发行债券；

（六）选举或罢免董事会成员和监事会成员，决定其报酬和支付方法；

（七）决定公司的分立、合并、终止和清算；

（八）修改公司章程；

（九）审议代表百分之五以上（含百分之五）股份股东的提案；

（十）公司章程规定需由股东会作出决议的其他事项。

股东会的决议内容不得违反法律、法规、本规范以及公司章程。

第四十四条　股东会分为股东年会和股东临时会。

（一）股东年会每年召开一次，并应于每会计年度终结后六个月内召开；

（二）有下列情形之一，董事会应召开股东临时会：

1．董事缺额达三分之一时；

2．公司累计未弥补亏损达实收股本总额三分之一时；

3．代表公司股份百分之十以上（含百分之十）的两名以上（含两名）股东请求时；

4．董事会或监事会认为必要时。

第四十五条　股东会应由董事会召集，并于开会日的三十日以前但不得超过六十日通告股东。通告应载明召集事由。

股东临时会不得决定通告未载明事项。

第四十六条　股东会决议分普通决议和特别决议两种。

（一）普通决议应由代表股份总数二分之一以上的股东出席，并由出席股东的二分之一以上的表决权通过；

（二）特别决议应由代表股份总数三分之二以上的股东出席，并由出席股东的三分之二以上的表决权通过。

第四十七条　股东会作出下列决议时，应由特别决议通过：

（一）公司增、减股本，扩大公司股份认购范围或由定向募集公司转为社会募集公司，股票交易方式；

（二）发行公司债；

（三）公司合并、分立、终止和清算；

（四）修改公司章程；

（五）公司章程规定的需由特别决议通过其他事项。

股东会作出的其他决议，由普通决议通过。

第四十八条　出席股东会的股东代表的股份达不到第四十六条规定数额时，会议应延期二十日举行，并向未出席的股东再次通知。

延期后召开的股东会，出席股东所代表的股份仍达不到第四十六条规定的数额时，应视为已达法定数额，按实际出席股东所代表的股份数额计算决议的比例达到第四十六条规定的比例时，大会作出的决议即为有效。

第四十九条　股东会决议时每一股有一票表决权。

第五十条　股东会议应作记录，会议的决议事项应形成会议纪要，会议记录及纪要应与出席股东的签名簿及代理出席的委托书一并保存。

第五十一条　第四十一条第（一）项、第四十三条至第四十九条不适用于优先股股东。

第五章　董事会和经理

第五十二条　董事会是公司的常设权力机构，向股东会负责。

董事会由不得少于五人（含五人）的奇数成员组成。

第五十三条　董事由股东会选举产生。董事可以由股东或非股东担任。

董事任期三年，可连选连任。

第五十四条　董事会应遵照国家法律、法规、本规范、公司章程及股东会决议履行职责。

第五十五条　董事会行使下列职权：

（一）决定召开股东会并向股东会报告工作；

（二）执行股东会决议；

（三）审定公司发展规划、年度生产经营计划；

（四）审议公司的年度财务预、决算，利润分配方案及弥补亏损方案；

（五）制订公司增、减股本，扩大股份认购范围或由定向募集公司转为社会

募集公司，以及公司股票交易方式的方案；

（六）制订发行公司债券的方案和公司债务政策；

（七）决定公司重要资产的抵押、出租、发包和转让；

（八）制订公司分立、合并、终止的方案；

（九）任免包括公司经理、会计主管人员在内的高级管理人员，决定其报酬和支付方法；

（十）制订公司章程修改方案；

（十一）提出公司的破产申请；

（十二）公司章程规定的其他职权。

董事会作出前款决议事项，除第（五）、（六）、（七）、（八）、（十）项须由三分之二以上的董事表决同意外，其余可由半数以上的董事表决同意。董事长在争议双方票数相等时有两票表决权。

除本规范或公司章程规定由股东会决议事项外，董事会对公司重大业务和行政事项应有权作出决定。

第五十六条　董事会议每半年至少召开一次。董事会议由董事长召集，通知各董事时应书面载明事由。

经三分之一以上董事或公司经理提议，应召开特别董事会议。

召集董事会议的通知方式应在公司章程（或公司组织细则）中加以规定。

第五十七条　董事会开会时，董事应亲自出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应载明授权范围。

董事会议应作出记录，并由出席董事（包括未出席董事委托的代表）和记录员签字。董事有要求在记录上作出某些记载的权力。董事应依照董事会议记录承担决策责任。董事会的决议，违反第五十四条规定，致使公司受到严重损失时，参与决议的董事对公司负赔偿责任。曾表示异议的董事，可免除责任。但不出席会议、又不委托代表的董事应视作未表示异议，不免除责任。

第五十八条　董事长由董事担任，由全部董事的三分之二以上选举和罢免。

第五十九条　董事长为公司法定代表人。董事长不能出任法定代表人时，由公司章程作出规定。

董事长行使下列职权：

（一）主持股东会和董事会；

（二）检查董事会决议的实施情况，并向董事会报告；

（三）签署公司股票；

（四）在发生战争、特大自然灾害等紧急情况下，对公司事务行使特别裁决权和处置权，但这种裁决和处置必须符合公司的利益，并在事后向董事会和股东会报告；

（五）公司章程规定或董事会决议授予的其他职权。

第六十条　除公司章程另有规定外，公司经理行使下列职权：

（一）组织实施股东会和董事会的决议，并将实施情况向董事会提出报告；

（二）全面负责公司的日常行政和业务活动；

（三）拟定公司的发展规划、年度生产经营计划和年度财务预、决算方案，以及利润分配方案和弥补亏损方案。

（四）任免和调配包括公司管理部门负责人（不含第十五条第（九）项规定的人员）在内的管理人员和工作人员；

（五）决定对本公司职工的奖惩、升降级、加减薪，聘任、招用、解聘、辞退；

（六）代表公司对外处理业务；

（七）董事会授予的其他职权。

公司经理行使职权时，不得变更股东会和董事会的决议或超越授权范围。

第六十一条　凡有下列情况之一者，不能担任公司的董事或经理：

（一）无民事行为能力者和限制民事行为能力者；

（二）因经营管理不善被依法撤销或宣告破产企业的负有主要责任的董事、经理或厂长，自核准注销之日起未满三年者；

（三）因违法经营被吊销营业执照的企业原法定代表人，自决定吊销营业执照之日起未满三年者；

（四）刑满释放、假释或缓刑考验期满和解除劳教人员，自刑满释放、考验期满或解除劳教之日起未满三年者；

（五）因触犯刑法被司法机关立案调查，尚未结案者；

（六）国家法律、法规和政策规定不能担任企业领导职务者。

第六十二条　董事和经理对公司负有诚信和勤勉的义务，不得从事与本公司有竞争或损害本公司利益的活动。

第六章　监事会

第六十三条　公司可设立监事会，对董事会及其成员和经理等管理人员行使监督职能。

第六十四条　监事会成员不得少于三人（含三人）。监事任期三年，可连选连任。

监事会成员的三分之一以上（含三分之一），但不超过二分之一由职工代表担任，由公司职工推举和罢免。

监事会成员的三分之二以下（含三分之二），但不低于二分之一由股东大会选举和罢免。

监事会主席由全部监事的三分之二以上选举和罢免。

监事不得兼任董事、经理及其他高级管理职务。

第六十五条　监事会行使下列职权：

（一）监事会主席或监事代表列席董事会议；

（二）监督董事、经理等管理人员有无违反法律、法规、本规范、公司章程及股东会决议的行为；

（三）检查公司业务、财务状况，查阅帐簿和其他会计资料，并有权要求执行公司业务的董事和经理报告公司的业务情况；

（四）核对董事会拟提交股东会的会计报告、营业报告和利润分配方案等财务资料，发现疑问可以公司名义委托注册会计师、执业审计师帮助复审；

（五）建议召开临时股东会；

（六）代表公司与董事交涉或对董事起诉。

监事会向股东会负责并报告工作。

第六十六条　监事会决议应由三分之二以上（含三分之二）监事表决同意。

第六十七条　监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员的费用，由公司承担。

第七章　财务会计与审计

第六十八条　公司应按照国家（试点期间可分别按财政部和审计署）有关法律、法规和政策制订公司的财务会计制度和内部审计制度。

第六十九条　公司应按财政部、国家统计局的规定，向有关政府部门报送报表，试点期间还应抄报体改部门。编制的年度资产负债表、利润表、财务状况变动表和其它有关附表等，应在股东会召开二十日前备置于公司住所，供股东查阅。年度会计报告须经注册会计师验证。

社会募集公司应按照有关规定公告有关文件。

第七十条　公司缴纳所得税后的利润，应按下列顺序分配：

（一）弥补亏损；

（二）提取法定盈余公积金；

（三）提取公益金；

（四）支付优先股股利；

（五）提取任意盈余公积金；

（六）支付普通股股利。

优先股股利和普通股股利均不得在成本、费用中列支。

第七十一条　公积金分为盈余公积金和资本公积金两类：

（一）盈余公积金。盈余公积金分为法定盈余公积金和任意盈余公积金两种：

1．法定盈余公积金按照税后利润的百分之十提取，当盈余公积金已达注册资本百分之五十时可不再提取；

2．任意盈余公积金按照公司章程规定或股东会决议提取和使用。

（二）资本公积金。下列款项应列入资本公积金：

1．超过股票面额发行所得的溢价额；

2．接受赠与；

3．按照国家有关规定应列入的其他款项。

第七十二条　法定盈余公积金和资本公积金的用途限于下列各项：

（一）弥补亏损。公司可使用盈余公积金弥补亏损。

（二）转增股本。公司可经股东会决议，将公积金转为股本，按股东原有股份比例发给新股或增加每股面值。但法定盈余公积金转增股本时，以转增后留存

的该项公积金不少于注册资本的百分之二十五为限。

（三）国家另有规定的其他用途。

第七十三条　公司弥补亏损、提取法定盈余公积金和公益金前，不得分配股利。

公司违反前款规定时，债权人有权要求赔偿所受的损失。

第七十四条　公益金用于本公司职工的集体福利。

第七十五条　公司当年无利润时，不得分配股利。但公司已用盈余公积金弥补亏损后，公司为维护其股票信誉，经股东会特别决议，可按不超过股票面值百分之六的比率用盈余公积金分配股利，但分配股利后公司法定盈余公积金不得低于注册资本的百分之二十五。

公司可供分配的利润不足以按不超过股票面值百分之六的比率支付股利时，亦可按上款办理。

第七十六条　公司分配股利可采取下列形式：

（一）现金；

（二）股票。

第七十七条　公司普通股股利，应按各股东持有股份比例进行分配。

第七十八条　国家股的股利按国家规定组织收取。

第七十九条　公司应当按税务机关规定代扣并代缴个人股东股利收入的应纳税金。

第八十条　公司实行内部审计制度，设立内部审计机构或配备内部审计人员，依公司章程规定在监事会或董事会领导下，对公司的财务收支和经济活动，进行内部审计监督。

第八章　章程修改

第八十一条　公司根据需要可修改公司章程，修改后的章程不得与法律、法规及本规范相抵触。

第八十二条　修改公司章程，应按下列程序：

（一）由董事会依第五十五条规定提出修改章程的提议；

（二）把上项内容通知股东，并召集股东会，依第四十七条规定由股东会通

过修改章程的决议；

（三）依股东会通过的修改章程决议，拟定公司章程的修改案。

第八十三条　对公司章程作如下修改，公司应报体改部门审查同意后，向工商行政管理机关申请变更登记：

（一）更改公司名称；

（二）更改、扩大或缩小公司的经营范围；

（三）增加或减少公司发行的任何类别股份的总数；

（四）更改公司全部或部分股份类别，以及更改全部或部分的优先权；

（五）增设新的股份类别；

（六）扩大股份认购范围或由定向募集公司转为社会募集公司，改变公司股票交易方式；

（七）增设或取消可转换证券；

（八）改变每股股票面额；

（九）章程确定需经股东会特别决议通过的其他条款的变更。

除此以外的其他章程变动，公司应直接向工商行政管理机关申请变更登记。

公司应将变更登记后的修改条款通告股东。

未经工商行政管理机关核准变更登记，任何对公司章程的修改不得生效。

第八十四条　公司变更章程，涉及变更名称、住所、经营范围、注册资本等登记注册事项，以及要求公告的其他事项，应予公告。

第九章　合并与分立

第八十五条　公司合并可以采取吸收合并和新设合并两种形式。

吸收合并指公司接纳一个或一个以上的企业加入本公司，加入方解散，取消法人资格，接纳方存续。

新设合并指公司与一个或一个以上的企业合并成立一个新公司。原合并各方解散，取消法人资格。

第八十六条　公司合并应由合并各方签订合并协议。合并协议应包括下列主要内容：

（一）合并各方的名称、住所；

（二）合并后存续公司或新设公司的名称、住所；

（三）合并各方的资产状况及其处理办法；

（四）合并各方的债权债务处理办法；

（五）存续公司或新设公司因合并而增资所发行的股份总数、种类和数量；

（六）合并各方认为需要载明的事项。

第八十七条　公司决议合并时，应即向各债权人分别通知并公告，并在九十日内确认债务。

第八十八条　存续公司或新设公司继续承担因合并而解散的公司的经确认的债权债务。

因合并而解散的企业不得隐匿债权债务。

第八十九条　合并各方应于合并协议缔结后向原行业主管部门提出合并申请，参照第十三条的规定进行审查后报政府授权部门批准。经批准后三十日内持下列文件向工商行政管理机关分别申请变更登记、设立登记或注销登记，并在三十日内向税务机关申请办理变更登记、重新登记或注销登记：

（一）合并申请书；

（二）政府授权部门批准文件；

（三）合并各方股东会（或其所有者）同意合并的决议；

（四）合并合同；

（五）存续公司或新设公司的章程；

（六）经注册会计师验证的合并前各方的资产负债表、利润表以及注册会计师的查帐报告等；

（七）应当提交的其他文件。

公司在办理完上款手续后须进行公告。

第九十条　政府授权部门如认为公司合并违反国家有关禁止垄断和不正当竞争的法规、政策，应不予批准。

第九十一条　公司分立，以下列方式进行：

（一）公司以其部分财产和业务另设一个新的公司，原公司存续；

（二）公司全部财产分别归入两个以上的新设公司，原公司解散。

第九十二条　公司应于分立的九十日前通知和公告各债权人，债权人提出异

议的，公司可选择立即清偿债务或规定分立后的新设公司之一或全体提供偿债担保。

第九十三条　公司分立时，应由分立各方签订分立协议。分立协议中应明确划分分立各方的财产、营业范围、债权债务等。

第九十四条　公司分立，应由公司向行业主管部门提出申请，参照第十三条规定进行审查后报政府授权部门批准。经批准后三十日内持下列文件向工商行政管理机关分别申请变更登记、设立登记或注销登记，并在三十日内向税务机关申报办理变更登记、重新登记或注销登记：

（一）分立申请书；

（二）政府授权部门批准文件；

（三）分立协议；

（四）股东大会同意分立的决议；

（五）分立各方的公司章程；

（六）经注册会计师验证的分立前公司的资产负债表、利润表以及注册会计师的查帐报告等；

（七）应当提交的其他文件。

公司在办理完上款手续后须进行公告。

第十章　终止与清算

第九十五条　公司有以下情形之一的，应予终止并进行清算：

（一）公司营业期限届满；

（二）公司章程规定的解散事由出现；

（三）公司设立的宗旨业已实现，或根本无法实现；

（四）股东会决定解散；

（五）违反国家法律、法规及本规范，危害社会公共利益被依法撤销；

（六）公司宣告破产。

公司依第（六）项终止的，比照适用《中华人民共和国企业破产法（试行）》的有关规定。

第九十六条　公司依第九十五条第（一）、（二）、（三）、（四）项终止的，董

事会应将公司终止事宜通知各股东，召开股东会，确定清算组人选，发布终止公告。

公司应在终止公告发布之后十五日内成立清算组。

第九十七条　公司清算组成立后，应在十日内通知债权人，并于两个月内至少公告三次。债权人应自通知书送达之日起三十日内，未接通知书的自公布之日起九十日内向清算组申报其债权。

债权人未在前款规定的期限内申报债权的不列入清算之列，但债权人为公司明知而未通知者，不在此限。

第九十八条　清算组的职权如下：

（一）制定清算方案，清理公司财产，编制资产负债表和财产清单；

（二）处理公司未了结的业务；

（三）收取公司债权；

（四）偿还公司债务，解散公司从业人员；

（五）处分公司剩余财产；

（六）代表公司进行诉讼活动。

第九十九条　清算组在发现公司财产不足清偿债务时，应立即停止清算，并向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，由人民法院处理破产，清算组应将清算事务向其移交。

第一百条　公司决定清算后，任何人未经清算组批准，不得处分公司财产。

公司财产优先拨付清算费用后，清算组应按下列顺序清偿：

（一）自清算之日起前三年所欠公司职工工资和社会保险费用；

（二）所欠税款和按国务院行政法规应缴纳的税款附加、基金等；

（三）银行贷款、公司债券及其他债务。

第一百零一条　清算组未依前条顺序清偿，不得将公司财产分配给各股东。

违反前款规定所作的财产分配无效，债权人有权要求退还，并可请求赔偿所受的损失。

第一百零二条　公司清偿后，清算组应将剩余财产分配给各股东。分配顺序是：

（一）按优先股股份面值对优先股股东分配；如不能足额偿还优先股股金时，按各优先股股东所持比例分配。

（二）按各普通股股东的股份比例进行分配。

第一百零三条　清算结束后，清算组应提出清算报告并造具清算期内收支报表和各种财务帐册，必须经注册会计师验证，报政府授权部门批准后，向工商行政管理机关和税务机关办理注销登记，并公告公司终止。

第十一章　罚　则

第一百零四条　有下列行为之一者，由工商行政管理机关对公司给予处罚，必要时追究当事者责任。

（一）未按本规范规定事项或期限办理公司各类设立手续的；

（二）未经核准登记注册擅自以公司名义进行活动的；

（三）公司登记时弄虚作假的；

（四）超越公司登记范围经营业务或从事非法经营活动的；

（五）公司作为其他营利组织的有限责任股东，其投资总额超过本公司净资产的百分之五十；

（六）公司增加资本时违反第三十四条规定，未经工商行政管理机关变更登记的；

（七）公司终止清算时违反第九十七条第一款规定的；

（八）公司利用合并、分立、终止和清算之机，扣逃资金、隐匿财产、隐匿或捏造债权和债务、逃避债务的；

（九）清算组违反第一百条规定的。

第一百零五条　公司有下列行为之一的，由财政机关或税务机关给予处罚：

（一）公司董事、经理报酬的确定和报告违反第四十三条第（六）项、第五十五条第（九）项规定的；

（二）公司不按规定将公司章程、股东名册、股东会议记录及纪要、资产负债表、利润表、财务状况变动表等文件备置于公司，或对上述文件作虚假记载的；

（三）公司不按规定向政府有关部门报送会计报表、隐匿部分会计报表不报或对会计帐表作虚假记载的；

（四）公司违反第七十条规定分配股利的；

（五）公司未按第七十一条规定提取法定盈余公积金和将所列款项列入资本公积金的；

（六）公司未按第七十二条、第七十五条规定使用公积金的；

（七）公司未履行第七十九条规定的代扣义务的；

（八）公司设立帐外资金的；

（九）社会募集公司不按规定的格式和内容进行财务公告，或在财务公告中有虚假说明、误导性陈述、重大遗漏的。

第一百零六条　有下列行为之一的，由体改部门责令其改正，拒不执行的，送由工商行政管理机关给予处罚：

（一）发起人为设立公司提交的协议书、申请书、公司章程及其他文件，有虚假说明、误导性陈述或重大遗漏；

（二）公司未按公司章程运作；

（三）公司未按规定程序修改章程；

（四）公司股东会间隔时间违反第四十四条第（一）项规定；

（五）公司董事会间隔时间违反第五十六条第一款规定；

（六）公司股东会未按规定作出会议记录和会议纪要；

（七）公司董事会未按规定作出会议记录。

第一百零七条　公司有下列行为之一的，由人民银行（或体改部门）责令其改正，拒不执行的，送由工商行政管理机关给予处罚：

（一）公司发起人和本公司内部职工所占公司股份比例违反第八条，一个自然人持有公司股份比例违反第二十四条第（三）项规定；

（二）公司未经批准即募集股份，或在募股申请文件和募股说明书中有虚假说明、误导性陈述或重大遗漏者；

（三）定向募集公司向本公司内部职工之外的社会个人发行股权证或给其办理股东登记过户手续；

（四）公司股票发行价格违反第二十七条规定；

（五）公司违反第三十七条规定发行新股；

（六）一企业获得了一社会募集公司股份总额的百分之十以上的股份时，不

按规定通知后者或未得到人民银行、体改部门批准。

第一百零八条　转让股份违反第三十条规定。应对行为人或直接责任人处以罚款。

第一百零九条　公司经核准登记后无正当理由超过六个月不开始营业，或开始营业后自行停业六个月以上的，由工商行政管理机关收缴并注销其营业执照。

第一百一十条　公司董事或经理违反第六十二条规定对公司造成严重经济损失的，应向公司赔偿经济损失；构成犯罪的，由司法机关追究刑事责任。

第一百一十一条　公司依本罚则上述有关条款受处罚时，处罚机关应令其限期纠正违法行为，并应视具体情节对违法行为的直接责任人给予处罚；情节严重构成犯罪的，提交司法机关依法追究刑事责任。

前款直接责任人给公司造成损害的，应承担赔偿责任。

第一百一十二条　注册会计师、执业审计师、律师等专业人员或机构违反本规范和国家有关法规，提供虚假、误导或有重大遗漏报告的，由主管机关给予处罚，并依法追究法律责任。

第一百一十三条　政府工作人员执行公务中违反本规范，徇私作弊，滥用职权者，由监察机关给予处罚。

第一百一十四条　具体处罚办法按照现行有关规定执行；没有规定的，分由工商行政管理机关、财政机关、税务机关、监察机关等制订。

第十二章　附　则

第一百一十五条　经中华人民共和国对外经济贸易部核发批准证书的公司，除按本规范执行外，比照执行外商投资企业的有关法律、法规。

第一百一十六条　人民币特种股票的发行和转让中的有关外汇事宜须按外汇管理机关的规定办理。

第一百一十七条　人民币特种股票的股利和转让所得在依法纳税后，可以按中国人民银行和外汇管理机关规定的手续汇出境外。

第一百一十八条　深圳市可继续执行其人民政府颁布的《深圳市股份有限公司暂行规定》。

第一百一十九条　本规范由国家体改委负责解释。在试行过程中遇到问题，

由公司住所所在省、自治区、直辖市的体改委协调，并指导和监督公司按本规范进行运作。

Translation

Opinion on Regulating Limited Companies

On May 15, 1992, By State Reforms Commission

Chapter One General Provisions

Article 1 The limited Company (hereinafter referred to as The Company) refers to enterprise legal entity whose registered capital consists of equal shares and whose stock offer is through issuance of stocks (or stock right certificate), with shareholders bear limited liability to the Company with their respective shares and the Company being responsible for its liabilities with all its assets.

Article 2 The Company must abide by state laws, regulations and this Opinion on Regulation (hereinafter referred to as Regulation), safeguard state interest and public interest and be under the supervision of relevant authorities of the state.

The Company must abide by "Trial Measures for Limited Enterprises" (T.G.S. [1992] No. 30) and its coordinating policies.

Article 3 The legal rights and operation activities shall be protected by law; no organizations, associations or individuals may infringe on or interfere with the same illegally.

Article 4 The Company must not become a shareholder with unlimited liability of any other organizations of profit nature.

Should the Company become a shareholder with limited liability of other organizations of profit nature, the total investment in other organizations must not surpass 50% of the net assets of the Company. The same may not apply to investment companies and holding companies approved by government authorities.

Article 5 The name of the Company must be marked with "Limited Company / Company Limited" and shall conform to regulations concerning name registration of enterprise legal entities.

Article 6 The location of the main office of the Company shall be its address.

Chapter Two Establishment

Article 7 The Company may be established through initiation or through stock offer.

In establishment through initiation, the shares of the Company shall be subscribed by the initiators rather than other people. Large state construction projects may adopt initiation in company establishment.

Establishment through stock offer includes directional stock offer and social stock offer. In directional stock offer, the shares issued by the Company shall be purchased by initiators rather than the general public, but part of the shares may be purchased by other legal entities. Part of the shares may also be purchased by the employees of the Company with approval. In social stock offer, the shares issued by the Company shall be purchased by initiators and the general public.

Companies established through initiation and directional stock offer are called directional established companies; companies established through social financial are called social established companies. Directional established companies can be turned into social established companies after approval one year after establishment.

Article 8 In companies established through stock offer, the shares purchased by the initiators must not be below 35% of the total shares issued.

Article 9 There shall be three or more (including three) initiators in company establishment.

Should big state-owned enterprises restructure into companies, with special approval, the initiator may solely be the big state-owned enterprise, but the company establishment must be through stock offer.

Article 10 Company initiators refer to those who sign initiators agreement according to this Regulation, file application for company establishment, subscribe to company shares and bear liabilities to company establishment.

Company initiators shall be legal entity established in the People's Republic of China (not including private enterprises or solely foreign-owned enterprises). Should Sino-foreign joint ventures act as initiators, they must not stand for over 1/3 of all initiators. Natural persons must not act as initiators.

Article 11 Should an enterprise be restructured into a Company, all the assets in the original enterprise must be invested into the Company. The original enterprise may act as the initiator of the Company. Should the original enterprise not act as initiator, the owner of the assets in the original enterprise shall act as the initiator of the Company.

Should an enterprise be restructured into a Company, the creditor's rights and liabilities of the original enterprise must be cleared up. Qualified assets appraisal organization and certified public accountants firm shall undertake to appraise the

assets and verify the assets so as to define the net assets of the original enterprise. The creditor's rights and liabilities of the original enterprise shall be borne by the Company after restructuring. The original enterprise shall automatically terminate upon the establishment of the Company.

In restructuring the original enterprise into a Company, should the original enterprise act as initiator, the owner of the assets in the original enterprise shall approve and designate shareholder's representative.

Article 12 The registered company assets shall be the total paid-in capital registered at administration for industry and commerce.

The total share capital shall be the par value of the share multiplied by the total number of shares.

The minimum registered capital of the Company shall be RMB10,000,000 yuan. The registered capital of Companies invested by foreign capital shall be not less than RMB30,000,000 yuan.

Article 13 After the initiators have signed the agreement for company establishment, they can entrust one initiator to handle application procedures of company establishment.

(1) determine the Company's competent authority according to the Company's scope of business and the competent authority shall examine and verify the opinions on company establishment;
(2) In regard to infrastructure projects, technical reform projects, projects related to foreign investment and other projects that require the approval of relevant authorities of the government, related approval procedures must be performed;
(3) In regard to foreign-invested enterprises restructuring into Companies, the amendments to the original contract and Articles of Association shall be approved by the original authorities of approval and reported to Foreign Economy and Trade Commission of the P.R.C. for approval;
(4) The agreement, application, feasibility research report, Articles of Association, Capital Verification Report, Explanation on Capital Raising and verification opinion from competent authorities submitted by the initiators to the organizations authorized by the government to examine company establishment (or led by the System Reform Committee of state, province, autonomous region and municipality) shall be examined and approved by authorized organizations of the state;
(5) Companies with over 25% of the shares held by foreign investors shall be issued certificate by the Foreign Economy and Trade Commission of the P.R.C. upon approval;

(6) After the approval by organizations authorized by the government, the initiators shall perform preparation and registration procedures at administration for industry and commerce on the same level within 30 days since approval;

Article 14 The documents submitted by the initiators must be written in Chinese; the initiators can agree to write in a foreign language if necessary. The Chinese version approved and with due effect shall prevail.

Article 15 The Application of company establishment shall briefly explain the following:

(1) The name, address and legal representative of the initiators;
(2) The name, purpose and guideline of the Company;
(3) The investment orientation and scope of business of the Company;
(4) The establishment mode, total investment, total share capital, initiators' ratio of investment, scope of stock offer and means of stock offer;
(5) The total shares of the Company, various kinds of shares and their total numbers, par value and stock right structure;
(6) The basic information and bank statement of the initiators (in regard to the original enterprise being restructured into a Company, the purpose for restructuring must be stated);
(7) Other issues to be explained;
(8) Time of application, signatures of the legal representatives of the initiators and the seal of initiators;

Article 16 The feasibility research report for company establishment shall include the following:

(1) The name and address of the Company;
(2) The business situation, bank statement and investment ability of initiators (in regard to the original enterprise being restructured into a Company, the business, assets and liabilities, profits, etc. shall be included);
(3) The total investment of the Company, total share capital, estimation of share premium, loan capital needed, ratio between net assets and total assets;
(4) Investment orientation, scale, construction cycle and cost estimation;
(5) Company products or business scope, development orientation and market need;
(6) Economic benefit estimation;
(7) Other issues to be explained.

Article 17 The Articles of Association of the Company must state:

(1) The name and address of the Company;

(2) The guideline and scope of business of the Company;
(3) The establishment mode and scope of share issuance of the Company;
(4) The registered capital of the Company, total shares, various kinds of shares and their total numbers, stock rights, par value;
(5) Share transfer means;
(6) Shareholders' rights and obligations;
(7) The functions and power of shareholders' meeting and the by-laws;
(8) The legal representative (Chairman of Board or Manager) of the Company and his functions and powers;
(9) The composition, functions and power of Board of Directors and the by-laws;
(10) The composition, functions and power of operation and management organizations and the by-laws;
(11) The composition, functions and power of Board of Supervisors and the by-laws;
(12) The profit distribution measures of the Company;
(13) The principles of finance, accounting and auditing system of the Company;
(14) Regulations on labor management, salary, welfare and social insurance;
(15) The amendment procedures for Articles of Association;
(16) The termination of the Company, liquidation measures and procedures;
(17) Notification and Announcement measures.

Under the conditions of not violating the provisions therein, the Articles of Association can regulate other issues besides the foregoing.

Article 18 Should the Company issue shares to the general public, an application shall be made to the People's Bank of china or its authorized branches (hereinafter referred to as the People's Bank) according to relevant regulations of the People's Bank of China; such shares can be issued only after being approved for issuance.

Article 19 After the shares of the Company have been paid in full, the initiators shall hold an establishment meeting within 40 days. The meeting shall be known to all share subscribers and can only be held on the condition that subscribers representing over 2/3 of the shares (or their attorneys) attend the meeting. Should the subscribers attending the meeting fail to represent 2/3 of the shares, relevant provisions in Article Forty shall prevail.

The duty of the establishment meeting shall be:

(1) Listen to and examine the reports by initiators on company establishment;
(2) Approve the Articles of Association drawn up by the initiators;
(3) Elect the directors of the Company;
(4) Elect the supervisors of the Company.

The establishment meeting shall resolve on the foregoing; item 1, 3 and 4 must conform to provisions in Item 1, Article 16; item 2 must conform to provisions in

Item 2, Article 46.

Article 20 Within 30 days since the establishment meeting, the Board of Directors shall apply for registration as enterprise corporations at administration for industry and commerce and submit the following documents:

(1) Registration Application;
(2) Establishment Approval by organizations authorized by the government;
(3) Stock offer approval by the People's Bank, in the case of social established Companies;
(4) Articles of Association;
(5) List of members of the Board of Directors and legal representative (attached with CV in case of social established Companies);
(6) Minute to establishment meeting;
(7) Capital Verification Certificate issued by certified public accountant;
(8) Other documents demanded.

After registration upon verification by administration for industry and commerce, the Company shall be duly established and shall acquire the qualification as legal entity.

Article 21 The initiators of the Company shall bear the following obligations:
(1) Should the shares issued by the Company fail to be subscribed in full, the initiators shall bear joint obligation to subscribe;
(2) Should the Company fail to be established, the initiators shall jointly bear the debts and costs involved in establishment procedure;
(3) Should the social established Companies fail to be established, the initiators shall jointly bear the obligation to return the share capital from the subscribers and the interest:
(4) In the establishment process, should the initiators' lapse lead to damage to the Company, the initiators shall bear joint obligation to compensate.

Chapter Three Shares

Article 22 The shareholders can invest with currency, or with tangible assets such as buildings, workshops, machinery and facilities, or with intangible assets such as industrial property right, non-patent technology and land use right.

Shares invested with intangible assets (not including land use right) shall not exceed 20% of the registered capital of the Company as a rule.

In regard to investment with assets other than currency, such assets shall undergo appraisal and confirmation according to relevant rules of the state.

In regard to investment with state-owned assets, relevant formalities concerning asset

appraisal, confirmation and verification shall be performed according to provisions of relevant regulations of the state council and state-owned assets administration. Shares invested with state-owned assets in conformity with Item 1, Article 24 shall become state shares; those in conformity with Item 2, Article 24 shall become legal entity shares.

Article 23 The Company shall issue common shares and may also issue priority shares.

The dividend of common shares shall be honored after the distribution of dividend of priority shares. The dividend of common shares is not fixed and is subject to the by-laws stated in this Regulation by the company.

The Company shall pay for the dividend of priority shares according to the rate agreed. The priority shares shall not enjoy the rights and interests of public reserve fund of the Company. Should the distributable profit of the year be insufficient to pay for the dividend of priority shares per the agreed dividend rate, the distributable profit of the coming years shall be used to complement such. The Articles of Association may make specific rules concerning other rights and interests of the priority shares.

Upon the termination and liquidation of the Company, the shareholders of priority shares shall take priority over shareholders of common shares in getting the remaining property of the Company.

Article 24 The shares of the Company shall be divided into state shares, legal entity shares, individual shares and foreign investment shares according to the principal of the shares.

(1) State shares refer to the shares purchased with state assets by government organs or organizations authorized to make investment on behalf of the state.

State shares shall generally be common shares.

State shares shall be determined by organs or organizations authorized by the state council or be determined by the state council, held by organs or organizations authorized by local people's government (hereinafter referred to as organs and organizations holding state shares), who shall send shareholders' representative.

(2) Legal entity shares refer to shares purchased by legal entities with their governable assets, or shares purchased by institutions and social organizations qualified for legal entity status with the state assets permitted to be used in business operation.

Should a Company possess over 10% of the shares of another enterprise, the latter may not purchase the shares of the former.

(3) Individual shares refer to shares purchased by individuals in public or the employees of the Company with their legal property.

The shares held by a natural person (not including the foreign investment shares held by investors from foreign countries, Hong Kong, Macau and Taiwan) must not exceed 5‰ of the total shares of the Company.

The shares purchased by the employees of the Company in directional stock offer must not exceed 10% of the shares issued to the general public by the Company. In regard to a directional established company turning into a social established company, should the foregoing limit be exceeded, no shares shall be distributed on ration to the employees of the Company.

The shares issued to the general public by a social established company must not be under 20% of the total shares of the Company, except otherwise provided by the state.

(4) Foreign investment shares refer to the shares purchased by investors from foreign countries, Hong Kong, Macau and Taiwan in the form of RMB special stocks.

According to the nature of assets, shares invested with state assets and collectively owned assets shall be called public-owned shares.

Article 25 The shares of the Company shall adopt the form of stocks, while directional established companies shall substitute stocks with stock right certificate. (The same holds true below.)

Directional established company must not issue stocks; nor shall social established company issue stock right certificate.

Article 26 The company stocks shall be registered stocks.

The stocks shall all be registered under the names of the shareholders or institutions.

The stocks held by organs and organizations and the stocks held by legal entities shall be registered under the names of the organs, organizations or legal entities and must not be under different names or the names of their legal representatives.

The names of natural persons registered on the stocks shall be the same as those on the ID cards or passports.

Article 27 The Company must not issue stocks without par value.

The issuance price of stocks must not be below the par value of the stocks.

The stocks of the same type issued by the Company at the same time shall have the same issuance price.

Article 28 Stocks are the written certificates which are issued by the Company as a proof of the rights and obligations of the shareholders.

Stocks shall state the following issues:

(1) The name and address of the Company that issue the stocks;
(2) The document number and the date of the alteration registration concerning Company establishment or new stock issuance;
(3) The registered capital of the company, type of stocks, value of each stock and par value of the stock;
(4) The number of stocks issued this time;
(5) The names of shareholders;
(6) Serial number of the stock;
(7) Issuance date;
(8) Other issues to be stated.

Apart from the above issues, the stock right certificate shall also state the scope of purchase and transfer.

The stock shall be signed by Chairman of Board and affixed with the seal of the Company before taking effect.

The stock shall be affixed with the document number and date of the approval from the People's Bank; the stock right certificate shall be affixed with the document number and date of the approval from government authorities.

Article 29 The Company permitted to have foreign investment can issue RMB special stocks (shortened as B stock) by approval from the People's Bank.

B stocks refer to stocks with par value in RMB, purchased and transacted in foreign currency and designed specially for transactions by the investors from foreign countries, Hong Kong, Macau and Taiwan.

Investors from foreign countries, Hong Kong, Macau and Taiwan must not purchase and transact RMB stocks (shortened as A stock); investors not from foreign countries, Hong Kong, Macau and Taiwan must not purchase and transact B stocks.

Article 30 In accordance with relevant regulations of the state and Articles of Association, the shareholders can transfer their shares, donate (inapplicable for public-owned shares), inherit and mortgage the same; the shareholders must not violate the following provisions:

(1) In the Companies established by initiation, the transfer of stock right certificate must be between legal entities; in the Companies established by stock offer, the transfer of stock right certificate can be between legal entities and the employees of the Company based on the identity of the original holder. The stock right certificate held by the employees of the Company must be strictly transferred within the Company rather than to any individuals outside the Company. One year after the establishment of the directional established companies by the foregoing two means, should the Company be turned into social established company at time of increasing capital and expanding shares, the purchase and transfer scope of the increased shares shall be subject to provisions in Article 34 and shall be approved by competent state authorities. At the same time, the stocks shall be reissued.
(2) The legal entities must not transfer their public-owned shares, certificate of share subscription or certificate of priority share subscription to their employees; nor shall the legal entities distribute to employees the shares purchased with collective welfare fund, reward fund and public welfare fund.
(3) The transfer of state shares and foreign investment shares shall be subject to relevant provisions of the state.
(4) The shares purchased by initiators must not be transferred within 1 year since the establishment of the Company.
(5) The shares purchased by the employees of the Company (excluding the shares held by those leaving office or deceased) must not be transferred within 3 years since the distribution on ration.
(6) The directors and managers of the Company must not transfer their company shares within 3 years since taking office. The shares transferred after 3 years but still in office must not exceed 50% of their company shares and such transfer must be approved by the Board of Directors. In social established companies, the directors' and managers' transfer of shares must be reported to the System Reform Commission of the state, province, autonomous region or municipality (hereinafter referred to as System Reform Authority) and the People's Bank for file.
(7) The company shares must not be transferred since the liquidation date of the Company.

Article 31 Should an individual shareholder other than the initiator plan to have over 10% of the total shares of a social established Company, it must notify the Company and have the approval of the People's Bank and System Reform Authority.

Article 32 The Company must not purchase its own stocks other than for special reasons such as decreasing capital, nor shall the Company keep the issued stocks in treasury. Should it be necessary to purchase the issued stocks or keep the issued stocks in treasury, it must have the approval of System Reform Authority and the People's Bank.

Article 33 The shareholders shall announce their missing stocks and declare such stocks invalid. Should there be no objection within 90 days, the shareholders with missing stocks can apply for re-issuance of such stocks.

Article 34 Should the Company issue stocks for the purpose of capital increase, the Board of Directors shall draw up the plan for the resolution by shareholders' meeting on capital increase and amendment to Articles of Association; relevant formalities shall also be performed. In case of Companies with foreign investment, the same shall be reported to the Foreign Economy and Trade Commission of the P.R.C.; in case of social established Companies, the same shall be referred to the People's Bank for approval before issuing stocks for the purpose of capital increase.

After the stocks have all been purchased in full, the Company shall apply for capital increase registration at the administration for industry and commerce which handled its previous registration.

Article 35 Should the Company increase the shares for investment project, the project must conform to the state industry policy and local development plans.

Article 36 The interval between the Company's share increase must not be below 12 months.

Article 37 The new shares calculated in terms of issuance price at the time of share increase must not exceed the original net assets of the Company, except other wise provided by the state.

Article 38 Should the Company's profit in two successive years be insufficient to pay for the dividend of priority shares, or should the Company's profit be insufficient to pay for dividend of common shares two years after paying for dividend of priority shares, the Company may not increase its shares.

Chapter Four Shareholders and Shareholders' Meeting

Article 39 The holder of the Company shares shall be the shareholders. Shareholders shall enjoy rights and bear obligations according to the types and quantity of the shares held.

The shareholders of common shares have the right to be present at or entrust attorneys to be present at shareholders' meeting and to exercise voting right. Each share shall represent equal voting right.

Shareholders of priority shares have no voting right. Should the Company fail to pay for dividend of priority shares for 3 successive years, the shareholders of priority shares shall have the rights in Article 41.

Article 40 Should a legal entity act as a shareholder of the Company, the legal representative or his attorney shall exercise its right on behalf of the legal entity.

Article 41 The shareholder shall have the following rights:

(1) Be present at or entrust attorneys to be present at shareholders' meeting and to exercise voting right;
(2) Transfer the shares according to provisions in this Regulation and the Articles of Association;
(3) Refer to Articles of Association, minute to shareholders' meeting, meeting minute and accounting report, supervise the operation of the Company, put forward suggestions or inquiries;
(4) Receive dividend according to its number of shares;
(5) Receive the remaining property of the Company on Company termination;
(6) Other rights granted by the Articles of Association.

Article 42 The shareholder shall have the following obligation:

(1) Abide by Articles of Association;
(2) Pay share capital for its subscribed shares in accordance with the form of subscription;
(3) Bear obligations to the Company liabilities within the scope of the shares held;
(4) The shareholder must not withdraw its shares after the Company has performed business registration;
(5) Other obligations provided in Articles of Association.

Besides, should the subscribers of the Company shares fail to pay the share capital due, they shall be regarded as having waived their right in subscribing shares. Should such act cause damage to the Company, those responsible shall bear the liability for compensation.

Article 43 The shareholders' meeting, as the highest authority of the Company, shall resolve on the following issues and shall exercise its functions and powers:

(1) Deliberate on and approve reports by Board of Directors and Board of

Supervisors;

(2) Approve the profit distribution and loss making-up of the Company;
(3) Approve the annual budget and settlement report, balance sheet, profit state and other accounting reports of the Company;
(4) Resolve on capital decrease and increase, resolve on scope of share purchase, resolve on directional established companies turning into social established companies, and resolve on the plan of stock exchange means;
(5) Resolve on bond issuance of the Company;
(6) Elect or dismiss members of Board of Directors and members of Board of Supervisors and decide their remuneration and means of payment;
(7) Resolve on the separation, merger, termination and liquidation of the Company;
(8) Make amendment on Articles of Association;
(9) Discuss proposals by shareholders representing over 5% (including 5%) of the shares;
(10) Other issues that demand resolutions of the shareholders' meeting provided by Articles of Association.

The resolution of shareholders' meeting must not violate the laws, regulations, this Regulation and the Articles of Association;

Article 44 The shareholders' meeting consists of annual meeting and temporary meeting.

(1) The annual meeting shall be held once a year within 6 months since the completion of each accounting year;
(2) In any of the following cases, the Board of Directors shall hold a temporary meeting:

1. 1/3 of the directors fail to be in place;
2. The accumulated loss of the Company has reached 1/3 of the total paid-in share capital;
3. Over two (including two) shareholders representing 10% (including 10%) of the shares of the Company propose to hold a temporary meeting;
4. The Board of Directors or Board of Supervisors believe a temporary meeting is necessary.

Article 45 The shareholders' meeting shall be convened by the Board of Directors and all shareholders shall be notified of the meeting 30 days but no more than 60 days before the day of meeting. The notice shall state the reasons for convening the meeting.

The temporary shareholders' meeting must not resolve on issues not stated in the notice.

Article 46 The resolution of the shareholders' meeting includes general resolutions and special resolutions.

(1) The general resolutions shall have the participation of the shareholders representing 1/2 of the total shares and shall be passed by the approval of shareholders representing 1/2 of the voting rights at the meeting.
(2) The special resolutions shall have the participation of the shareholders representing 2/3 of the total shares and shall be passed by the approval of shareholders representing 2/3 of the voting rights at the meeting.

Article 47 The following shall be passed through special resolutions of the shareholders' meeting:

(1) Decrease and increase of the company shares, expanding the scope of share purchase, directional established company turning into social established company, stock transaction means;
(2) Issuance of Company bond;
(3) Company merger, separation, termination and liquidation;
(4) Amendment to Articles of Association;
(5) Other issues to be resolved through special resolution according to Articles of Association.

Other resolutions of the shareholders' meeting shall be through general resolutions of the Company.

Article 48 Should the shares represented by the shareholders at the shareholders' meeting fail to reach the number stipulated in article 46, the meeting shall be postponed for 20 days and the shareholders not attending the meeting shall be notified again.

At the postponed shareholders' meeting, should the number of shares represented by the shareholders participating in the meeting still fail to reach the number stipulated in article 46, the quorum shall be regarded as having been met. The shares represented by the shareholders actually attending the meeting shall be adopted to calculate the ratio of resolution. Should the ratio meeting the requirement in article 46, the resolution of the meeting shall be valid.

Article 49 Each share shall represent one voting right in resolution at the shareholders' meeting.

Article 50 The shareholders' meeting shall have meeting minute and the resolved issues shall form meeting summary; both shall be kept together with the signature book of shareholders attending the meeting and the power of attorney for sending

attorneys to attend the meeting.

Article 51 Item 1, Article 41 and from Article 43 to Article 49 do not apply to holders of priority shares.

Chapter Five Board of Directors and Manager

Article 52 The Board of Directors is the standing power organ of the Company and it shall report to shareholders' meeting.

The Board of Directors shall consist of no fewer than 5 (including 5) people and the number of its members shall be an odd number.

Article 53 The directors shall be elected by shareholders' meeting and the directors may be acted by shareholders or non-shareholders.

The directors' term of office shall be 3 years and the directors may serve successive terms.

Article 54 The Board of Directors shall perform its duties according to state laws, regulations, this Regulation and resolutions by shareholders' meeting.

Article 55 The Board of Directors shall perform the following functions and powers:

(1) Convene shareholders' meeting and report its work to the shareholders' meeting;
(2) Perform resolutions by shareholders' meeting;
(3) Discuss the Company development plan and annual production and operation plan;
(4) Discuss the annual financial budget and settlement plan, profit distribution plan and loss making-up plan;
(5) Make plans concerning decrease and increase of share capital, expanding the scope of share purchase, directional established companies turning to social established companies, and the stock transaction means of the Company;
(6) Make bond issuance plans and company liability policy;
(7) Resolve on the mortgage, renting, contracting and transference of important company assets;
(8) Make out the separation, merger and termination plan of the Company;
(9) Appoint and dismiss the senior management staff of the Company including manager and accounting superintendent, and decide their remunerations and means of payment;
(10) Make plans for amendment of Articles of Association;
(11) Propose bankruptcy application of the Company;

(12)Other functions and powers granted by Articles of Association.

In resolving on the foregoing issues by the Board of Directors, Items 5, 6, 7, 8 and 10 shall be approved by over 2/3 of the directors and other issues shall be approved by over 1/2 of the directors. The Chairman of Board shall have two votes should the two opposing sides have the equal number of votes.

Apart from the issues to be resolved by the shareholders' meeting under the provision of this Regulation or Articles of Association, the Board of Directors shall have the right to resolve on major operation issues and administrative issues of the Company.

Article 56 The Board of Directors shall hold a meeting at least every half a year. The Board meeting shall be convened by Chairman of Board and the directors shall be notified of the meeting and its reasons in writing.

Over 1/3 of the directors or the Company manager can propose to hold a special Board meeting.

The notification means of Board meeting shall be stipulated in Articles of Association (or Company Organization Details).

Article 57 Directors shall attend the Board meeting in person. Should a director fail to be present at the meeting, he can entrust an attorney in writing to take his place at the Board meeting. The power of attorney shall state scope of authorization.

The Board meeting shall have meeting minute, which shall be signed by the directors present at the meeting (including the attorneys for those who fail to be present) and the recorder of the minute. The directors have the right to make certain records at the minute. The directors shall bear the responsibilities for their resolution according to minute of Board meeting. Should the Board resolution violate provisions in Article 54 and cause severe damage to the Company, the directors entering the resolution shall bear compensation liability to the Company. The directors who have expressed objection can be exempt from liabilities. The directors who fail to be present and fail to entrust an attorney to attend the meeting shall be regarded as not having raised objection and shall not be exempt from liability.

Article 58 The Chairman of Board shall be acted by a director and shall be elected and dismissed by over 2/3 of all the directors.

Article 59 The Chairman of Board shall be the legal representative of the Company. Should the Chairman of Board fail to act as legal representative of the Company, the Articles of Association shall make certain provisions.

The Chairman of Board shall have the following functions and powers:

(1) Preside over shareholders' meeting and Board meeting;
(2) Check the implementation of resolution by Board meeting and report such to the Board of Directors;
(3) Sign the Company stocks;
(4) Exercise special ruling and disposal of Company matters in case of emergency, such as wars and natural disasters; while such ruling and disposal must conform to the interest of the Company and shall be reported to Board of Directors and shareholders' meeting afterwards;
(5) Other powers and functions granted by the Articles of Association or Board of Directors.

Article 60 The manager of the Company shall have the following functions and powers except otherwise provided by the Articles of Association:

(1) Organize the implementation of the resolutions by shareholders' meeting and Board of Directors and report the implementation status to the Board of Directors;
(2) Be responsible for the routine administration and operation of the Company;
(3) Formulate the development plan, annual production and operation plan, annual financial budget and settlement plan, profit distribution plan and loss making-up plan of the Company;
(4) Appoint, remove and transfer the management staff and employees including department head of the Company management (not including staff referred to in Item 9, Article 15);
(5) Decide the reward, penalty, promotion, degrading, salary increase and decrease, appointment, recruiting, removal and dismissal of the employees of the Company;
(6) Conduct external business be half of the Company;
(7) Other functions and powers granted by Board of Directors.

The manager of the Company must not alter the resolutions by shareholders' meeting and Board of Directors or surpass the authorized scope of power while exercising his power.

Article 61 Those with any of the following must not act as directors or manager of the Company:

(1) People without the ability for civil conduct or those with restricted ability for civil conduct;
(2) Directors, manager of factory director who have been dismissed for improper management or who have been held responsible for enterprise bankruptcy; the dismissal or bankruptcy date is within the past three years;
(3) The former legal representative of an enterprise whose business license has

been removed for illegal dealings; the decision date of removal of business license is within the past three years;

(4) People who have been discharged from prison, completed probation term or passed suspended sentence; the date of being discharged, completing probation or passing suspended sentence is within the past three years;
(5) People who have violated laws and have been under the investigation by justice authority and the case is still pending;
(6) People who cannot act as leader of enterprises according to state laws, regulations and polices.

Article 62 The directors and manager shall perform their duties with credit and diligence; they must not engage in any act that compete with this Company or damage the interest of the Company.

Chapter Six Board of Supervisors

Article 63 The Company can set up a Board of Supervisors, which shall exercise supervision on Board of Directors, members of Board and manager.

Article 64 The members of Board of Supervisors must not be fewer than 3 (including 30 people). The supervisor's term of service shall be three years and he can act for successive terms.

Over 1/3 (including 1/3) but no more than 1/2 of the members of Board of Supervisors shall be acted by employees' representative and shall be recommended and removed by employees.

Less than 2/3 (including 2/3) but no less than 1/2 of the members of Board of Supervisors shall be elected and removed by shareholders' meeting.

The Chairman of Board of Supervisors shall be elected and removed by 2/3 of all the supervisors.

The supervisors must not act as directors, manager or other senior management staff concurrently.

Article 65 The Board of Supervisors shall have the following functions and powers:

(1) The Chairman of Board of Supervisors or supervisors' representative shall be present at the Board meeting as a non-voting member;
(2) Supervise directors, manager and other management staff for any conduct that violates the laws, regulations, this Regulation, Articles of Association and resolutions by shareholders' meeting;
(3) Check the operation and financial status of the Company, check the

accounting book and other accounting materials, have the right to require directors and manager who perform the Company operation to report on the Company business;

(4) Check the accounting reports, business reports, profit distribution plan and other financial materials to be submitted by the Board of Directors to shareholders' meeting; in case of any doubt, entrust certified public accountants and auditors to assist in re-examination on behalf of the Company;
(5) Propose to hold a temporary shareholders' meeting;
(6) Negotiate with directors or file a suit against directors on behalf of the Company;

The Board of Supervisors shall report to shareholders' meeting.

Article 66 The Board of Supervisors shall pass its resolutions with the approval of over 2/3 (including 2/3) of the supervisors.

Article 67 The expense incurred in appointing lawyers, certified public accountant and auditors while the Board of Supervisor is performing its duty shall be borne by the Company.

Chapter Seven Financial Accounting and Auditing

Article 68 The Company shall formulate its financial accounting system and internal auditing system according to relevant laws, regulations and policies of the state (and relevant regulations of Ministry of Finance and Bureau of Auditing in trial period).

Article 69 The Company shall submit reports to relevant government authorities according to regulations by Ministry of Finance and State Statistics Bureau; in trial period, such reports shall also be copied to System Reform Authorities. The annual Balance Sheet, Profit Statement, Financial Situation Alteration Form and other attached forms shall be placed at the business address of the Company 20 days before the shareholders' meeting for shareholders reference. The annual accounting reports must be verified by certified public accountants.

Social established companies shall announce relevant documents according to applicable regulations.

Article 70 The after-tax profit of the Company shall be distributed in the following sequence:

(1) Make up for the losses;
(2) Deduct legal surplus public reserve fund;

(3) Deduct public welfare fund;
(4) Pay for the dividend to priority shares;
(5) Deduct random surplus public reserve fund;
(6) Pay for dividend to common shares.

The dividend to priority shares and to common shares must not be accounted in cost and expense categories.

Article 71 Public reserve fund consists of surplus public reserve fund and capital public reserve fund:

(1) Surplus public reserve fund consists of legal surplus public reserve fund and random surplus public reserve fund:
1. Legal surplus public reserve fund shall be deducted at 10% of after-tax profit; should the legal surplus public reserve fund reach 50% of the registered capital, no more legal surplus public reserve fund shall be deducted;
2. Random surplus public reserve fund shall be deducted and used according to Articles of Association or resolutions by shareholders' meeting.
(2) Capital public reserve fund shall include the following:
1. Premium value of stock issuance;
2. Gifts and bequests;
3. Others to be included according to relevant regulations of the state.

Article 72 The legal surplus public reserve fund and capital public reserve fund shall be used for the following causes:

(1) Make up for the losses. The Company can use surplus public reserve fund to make up for losses;
(2) Increase share capital. The Company can transfer the public reserve fund into share capital through resolution by shareholders' meeting; the shareholders shall be issued new shares according to their original shareholding ratio or the par value shall be increased. In case of legal surplus public reserve fund being transferred to share capital, the remaining said public reserve fund must not be below 25% of the total registered capital.
(3) Other purposes stipulated by the state regulations.

Article 73 The Company must not distribute dividend before making up for the losses and deducting for legal surplus public reserve fund and public welfare fund.

Should the Company breach the foregoing provisions, the creditors have the right to demand compensation thus incurred.

Article 74 The public welfare fund shall be used for collective welfare of the employees of the Company.

Article 75 Should the Company have no profit of the year, no dividend shall be distributed. After the Company has made up for the losses with its surplus public reserve fund, in order to preserve the credit of its stocks, the shareholders' meeting can pass special resolution to distribute dividend with its surplus public reserve fund at the ratio of below 6% of the par value of the stock. After dividend distribution, the legal surplus public reserve fund of the Company must not be below 25% of its registered capital.

Should the distributable profit of the Company be insufficient for paying for the dividend at the ratio of 6% of the par value of the stock, the foregoing may also be adopted.

Article 76 The dividend distribution by the Company can adopt the following forms:

(1) Cash;
(2) Stocks.

Article 77 The dividend to common shares shall be distributed according to the ratio of shares held.

Article 78 The dividend of state shares shall be collected according to state regulations.

Article 79 The Company shall deduct and pay in the tax of shareholders' dividend income on behalf according to regulations of taxation authorities.

Article 80 The Company shall conduct internal auditing, set up internal auditing organizations or internal auditing personnel. In accordance with Articles of Association and under the guidance of Board of Supervisors or Board of Directors, the financial income and expenditure and economic activities of the Company shall be under internal auditing supervision.

Chapter Eight Amendment to Articles of Association

Article 81 The Company may amend the Articles of Association according to need; the amended Articles of Association must not run against laws, regulations and this Regulation.

Article 82 The amendment to Articles of Association shall adopt the following orders:

(1) The Board of Directors proposes to amend the Articles of Association

according to provisions in Article 55;

(2) The shareholders shall be notified of the foregoing and a shareholders' meeting shall be convened; the shareholders' meeting shall pass a resolution on amendment to Articles of Association according to provisions in Article 47;

(3) The plan for amendment to Articles of Association shall be formulated according to the resolution passed by the shareholders' meeting on amendment to Articles of Association.

Article 83 The following amendments on Articles of Association shall be reported to System Reform Authorities for approval and the Company shall then apply for amendment registration at administration for industry and commerce:

(1) Alteration of name of Company;
(2) Alteration, expansion or narrowing of business scope of the Company;
(3) Increase or decrease of the total number of any type of shares issued by the Company;
(4) Alteration of all or parts of the share types of the Company and alteration all or parts of the priority;
(5) Setting up new types of shares;
(6) Expanding scope of share purchase or transferring directional established companies to social established companies, alteration of stock transaction means;
(7) Putting up or calling off transferable securities;
(8) Alteration of the par value of the stock;
(9) Other alteration issues that require special resolution by shareholders' meeting according to Articles of Association.

In regard to other amendments to Articles of Association not included in the foregoing, the Company shall apply for registration at administration for industry and commerce.

Without being verified and registered at administration for industry and commerce, any amendment to Articles of Association shall be invalid.

Article 84 The Company shall make public announcement concerning issues to be registered, such as alteration of name, address, scope of business, registered capital, and other issues that require public announcement.

Chapter Nine Merger and Separation

Article 85 Company merger can take the form of assimilation and new company establishment.

Assimilation means that one Company assimilates one or more than one enterprise into the Company. The enterprises being assimilated shall dissolve and lose their status as legal entities; the Company assimilating the enterprises shall continue to exist.

New company establishment means that one Company and one or more than one enterprises merge into a new Company. The original parties shall dissolve and lose their status as legal entities.

Article 86 Company merger shall be through agreement signed by all parties. Merger agreement shall include the following issues:

(1) The names and addresses of the parties in the merger;
(2) The name and address of the Company in existence or of the new Company after merger;
(3) The assets of the parties and means of disposal;
(4) The creditor's rights and liabilities of the parties and means of disposal;
(5) The total shares, types and quantity of shares issued for the purpose of capital increase by the Company in existence or the new Company after merger;
(6) The issues that all parties believe necessary to be stated.

Article 87 Should the Company resolve on merger, the creditors shall be notified, public announcement shall be made and the liabilities shall be confirmed within 90 days.

Article 88 The Company in existence or newly established Company shall bear the confirmed creditor's rights and liabilities of the Companies which have been dissolved due to merger.

The enterprises which have been dissolved due to merger must not conceal their creditor's rights and liabilities.

Article 89 After signing the merger agreement, the parties shall file an application for merger at the original competent authority for examination with reference to provisions in Article 13 and report to government authorities for approval. Applications for alteration registration, establishment registration or cancellation registration shall be filed at administration for industry and commerce within 30 days after approval by holding the following documents; applications for alteration registration, re-registration or cancellation registration shall be filed at taxation authorities within 30 days:

(1) Merger application;
(2) Approval document from government authorities;
(3) Resolution agreeing to merger from shareholders' meeting of the parties (or

its owners);
(4) Merger contract;
(5) Articles of Association for the Company in existence or the newly established Company;
(6) The balance sheet, profit statement, accounting check report by certified public accountants, etc. of the original parties before merger, duly verified by certified public accountants;
(7) Other documents required to be submitted.

The Company shall make public announcement after performing the above formalities.

Article 90 Should the government authorities believe that the Company merger has violated the laws, regulations and policies of the state concerning prohibiting monopolization and unfair competition, they shall not approve such merger.

Article 91 Company separation shall conform to the following measures:

(1) The Company invests part of its property and business into a newly established Company; the original Company shall continue to exist;
(2) The Company invests all of its property and business into over two newly-established Companies; the original Company shall be dissolved.

Article 92 The Company shall notify its creditors or make public announcement 90 days before separation. Should any creditors raise objection, the Company can choose to liquidate the liabilities immediately or decide that one or all of the newly established Companies after separation shall guarantee the payment of liabilities.

Article 93 The parties shall sign separation agreement on Company separation. The agreement shall specify the property, scope of business, creditor's rights and liabilities of the parties.

Article 94 Application for Company separation shall be filed by the Company at competent authorities for examination with reference to Article 13 and shall then be reported to government authorities for approval. Applications for alteration registration, establishment registration or cancellation registration shall be filed at administration for industry and commerce within 30 days after approval by holding the following documents; applications for alteration registration, re-registration or cancellation registration shall be filed at taxation authorities within 30 days:

(1) Separation application;
(2) Approval document from government authorities;
(3) Separation agreement;
(4) Resolution agreeing to separation from shareholders' meeting;

(5) Articles of Association for the parties of separation:
(6) The balance sheet, profit statement, accounting check report by certified public accountants, etc. of the original Company before separation, duly verified by certified public accountants;
(7) Other documents required to be submitted.

The Company shall make public announcement after performing the above formalities.

Chapter Ten Termination and Liquidation

Article 95 In any of the following cases, the Company shall terminate and undergo liquidation.

(1) The term of business of the Company expires;
(2) Causes to dismiss the Company stipulated in Articles of Association arise;
(3) The purpose for establishing the Company has been achieved or is impossible to be achieved;
(4) The shareholders' meeting resolves to Company dissolution;
(5) The Company violates the state laws, regulations and this Regulation; the Company is terminated by law for threatening public interest;
(6) The Company is declared bankrupt.

Should the Company be terminated on account of Item 6 as above, relevant provisions in Enterprise Bankruptcy Law (Trial Version) of the P.R.C. shall prevail.

Article 96 Should the Company be terminated on account of Item 1, 2, 3 and 4 of Article 95, Board of Directors shall notify all shareholders of Company termination, convene shareholders' meeting, select members of liquidation team and make public announcement on termination.

The Company shall establish a liquidation team within 15 days since announcement on termination.

Article 97 The creditors shall be notified within 10 days after the establishment of liquidation team and the Company must make public announcement for at lease 3 times within 2 months. The creditors shall declare their creditor's rights within 30 days since the delivery of notice, or within 90 days since the date of announcement for those who fail to receive notice.

The creditor's rights not declared within the term provided in the foregoing shall not be included in liquidation, except for the case in which the Company deliberately gives no notice to creditors.

Article 98 The functions and powers of liquidation team shall include the following:

(1) Formulate liquidation plan, clear up the Company property, make balance sheet and property list of the Company;
(2) Deal with the unfinished business of the Company;
(3) Claim the creditor's right of the Company;
(4) Pay the liabilities of the Company and dismiss the employees of the Company;
(5) Dispose of the remaining property of the Company;
(6) Handle litigation issues on behalf of the Company.

Article 99 Should the liquidation team find that the Company property is insufficient to pay its liabilities, it shall stop liquidation immediately and apply for bankruptcy declaration at the People's Court.

After the Company has been declared bankrupt by the ruling of the People's Court, the People's Court shall handle bankruptcy issue and the liquidation team shall transfer its liquidation issue to the People's Court.

Article 100 After the Company has decided to undergo liquidation, no one shall have the right to dispose of the Company property without the approval of the liquidation team.

The Company property shall be used to cover the liquidation expense first; the liquidation team shall use the remaining to discharge the following in corresponding sequence.

(1) Unpaid salary and social insurance expense of the employees for the past 3 years until the day of liquidation;
(2) Unpaid tax and unpaid additional tax and fund required by administrative laws of the state council;
(3) Bank loans, Company bonds and other liabilities.

Article 101 The liquidation team must not distribute the Company property to the shareholders before discharging the foregoing in the corresponding sequence.

Property distribution violating the foregoing provisions shall be deemed invalid. The creditors shall have the right to demand the return of such property and can demand compensation for losses incurred.

Article 102 After discharging the foregoing, the liquidation team can distribute the remaining property to shareholders in the following sequence:

(1) Honor the priority shares according to the par value; should the property be insufficient to honor the par value of priority shares, it shall be distributed according to the ratio of shares held.
(2) The property shall be distributed according to the ratio of common shares held by the shareholders.

Article 103 After the completion of liquidation, the liquidation team shall formulate a liquidation report and make out the income and expenditure report during the liquidation team and various accounting books, which shall be verified by certified public accountants and reported to government authorities for approval. The liquidation team shall then handle cancellation registration at administration for industry and commerce and taxation authorities and make public announcement on Company termination.

Chapter Eleven Penalty

Article 104 Should the Company have any of the following conduct, the administration for industry and commerce shall extend penalty to the Company and hold those responsible for liability if necessary:

(1) Fail to perform relevant formalities on establishment according to provisions in this Regulation or within the term provided;
(2) Fail to register through verification and conduct business in name of Company without approval;
(3) Conduct falsification on Company registration;
(4) Operate beyond the registered scope of business or engage in illegal dealings;
(5) As the shareholder of limited liability, the total investment of the Company has surpassed 50% of the net assets of the Company;
(6) On increasing capital, the Company has violated provisions in Article 34 and fails to undergo alteration registration at administration for industry and commerce;
(7) The Company has violated provisions in Item 1 of Article 97 in termination and liquidation;
(8) The Company has taken the opportunity of merger, separation, termination and liquidation to withhold capital, conceal property, conceal or fabricate creditor's rights and liabilities and evade liabilities;
(9) The liquidation team has violated the provisions in Article 100.

Article 105 Should the Company have any of the following conduct, the financial authorities or taxation authorities shall render penalty:

(1) The decision and reports concerning the directors' and manager's remuneration have violated the provisions in Item 6 of Article 43 and in Item 9 of Article 55;

(2) The Company fails to place Articles of Association, shareholders' list, minutes to shareholders' meeting and meeting summary, balance sheet, profit statement, change of financial status, etc. at the Company or make false record on the above documents;
(3) The Company fails to report accounting reports to relevant government authorities, conceals parts of accounting reports or makes false record on accounting books;
(4) The Company violates Article 70 in distribution of dividend;
(5) The Company fails to deduct legal surplus public reserve fund according to Article 71 and includes the items listed into capital public reserve fund;
(6) The Company fails to conform to provisions in Article 72 and 75 in using public reserve fund;
(7) The Company fails to perform the duty of deduction on behalf provided in Article 79;
(8) The Company has capital outside its account;
(9) Social established Companies fail to make financial announcement in the required format and content; or have false statement, misleading statement and major omission in the stock offer announcement.

Article 106 In any of the following cases, the System Reform Authority shall charge the parties responsible to correct their conducts; should the responsible party refuse to perform the correction, administration for industry and commerce shall render penalty:

(1) The agreement, application, Articles of Association and other documents submitted by the initiators for Company establishment contain false statement, misleading statement or major omissions;
(2) The Company fails to conduct business according to Articles of Association;
(3) The Company fails to amend the Articles of Association according to the required procedure;
(4) The interval of shareholders' meeting fails to meet the requirement in Item 1 of Article 44;
(5) The interval of Board meeting fails to meet the requirement in Item 1 of Article 56;
(6) The shareholders' meeting of the Company fails to make meeting minute and summary according to requirement;
(7) The Board meeting of the Company fails to make meeting minute according to requirement.

Article 107 Should the Company conduct any of the following, People's Bank (or System Reform Authority) shall charge it to correct the conduct; should the Company refuses to perform the correction, administration for industry and commerce shall render penalty:

(1) The Company shares held by initiators and the employees of the Company fail to meet the requirement in Article 8; the ratio of the Company shares held by a natural person fails to meet the requirement in Item 3 of Article 24;
(2) The Company conducts stock offer without approval, or its Explanation on Raising Share Capital has false statements, misleading statements or major omissions;
(3) The directional established Companies issue stock right certificate to individuals other than its employees or perform shareholder registration and stock transfer formalities for individuals other than its employees;
(4) The issuance price of the Company stocks fails to meet provisions in Article 27;
(5) The Company violates provisions in Article 37 in issuing new stocks;
(6) An enterprise which has acquired over 10% of the shares of social established Companies fails to seek the approval of People's Bank and System Reform Authority.

Article 108 Should the transfer of shares fails to meet provisions in Article 30, those with such conduct or those directly responsible shall be subject to fine.

Article 109 Should the Company fail to start business without a proper reason in 6 months since approval and registration, or should the Company suspend business for over 6 months for reasons ascribed to itself after starting business, the administration for industry and commerce shall confiscate and cancel its business license.

Article 110 Should the directors or manager of the Company violate provisions in Article 62 and cause major financial losses to the Company, they shall be liable for financial compensation; should the conduct constitute criminal offence, justice authorities shall hold such people liable for criminal offence.

Article 111 Should the Company be rendered penalty according to the foregoing, the authorities rendering the penalty shall give the Company a time limit for correcting its conduct and shall render penalty to those directly responsible according to the specific situations of offence. Should the conduct constitute criminal offence, justice authorities shall hold such people liable for criminal offence.

Should the people directly responsible cause damage to the Company, they shall be liable for financial compensation.

Article 112 Should certified public accountants, auditors, lawyers and professionals or organizations violate this Regulation and relevant laws and regulations of the state by providing false and misleading reports or reports with major omissions, competent authorities shall render penalty and hold them liable for legal offence.

Article 113 Should government employees violate this Regulation in performing

duty, conduct jobbery or misuse authority, supervisory authorities shall render penalty.

Article 114 Specific penalties shall refer to existing practices; should there be no provisions, administration for industry and commerce, financial authorities, taxation authorities and supervisory authorities shall make relevant penalties.

Chapter Twelve Supplementary Articles

Article 115 In regard to Companies with approval certificate by Foreign Economy and Trade Commission of the P. R. C., besides this Regulation, relevant laws and regulations concerning foreign-invested enterprises shall also be applicable.

Article 116 The issues concerning foreign exchange in issuance and transfer of RMB special stocks shall be handled according to relevant provisions of foreign exchange administration.

Article 117 With the tax deducted, the dividend and transfer revenue from RMB special stocks can be transferred overseas according to the procedures required by the People's Bank of China and foreign exchange administration.

Article 118 Shenzhen City can continue to implement Provisional Regulations on Limited Companies in Shenzhen City enacted by Shenzhen People's Government.

Article 119 This Regulation shall be interpreted by the State System Reform Commission. Any problems encountered in the trying out shall be coordinated by the System Reform Commissions of the province, autonomous region and municipality of the Company's residence. Such commission shall also guide and supervise the Companies in performing this Regulation.

中华人民共和国海商法

（一九九二年十一月七日第七届全国人民代表大会常务委员会第二十八次会议通过）

目 录

第一章 总则

第一条
为了调整海上运输关系、船舶关系，维护当事人各方的合法权益，促进海上运输和经济贸易的发展，制定本法。

第二条 本法所称海上运输，是指海上货物运输和海上旅客运输，包括海江之间、江海之间的直达运输。

本法第四章海上货物运输合同的规定，不适用于中华人民共和国港口之间的海上货物运输。

第三条
本法所称船舶，是指海船和其他海上移动式装置，但是用于军事的、政府公务的船舶和20总吨以下的小型船艇除外。

前款所称船舶，包括船舶属具。

第四条
中华人民共和国港口之间的海上运输和拖航，由悬挂中华人民共和国国旗的船舶经营。但是，法律、行政法规另有规定的除外。

非经国务院交通主管部门批准，外国籍船舶不得经营中华人民共和国港口之间的海上运输和拖航。

第五条
船舶经依法登记取得中华人民共和国国籍，有权悬挂中华人民共和国国旗航行。

船舶非法悬挂中华人民共和国国旗航行的，由有关机关予以制止，处以罚款。

第六条
海上运输由国务院交通主管部门统一管理，具体办法由国务院交通主管部门制定，报国务院批准后施行。

第二章 船舶

第一节 船舶所有权

第七条
船舶所有权，是指船舶所有人依法对其船舶享有占有、使用、收益和处分的权力。

第八条
国家所有的船舶由国家授予具有法人资格的全民所有制企业经营管理的，本法有关船舶所有人的规定适用于该法人。

第九条
船舶所有权的取得、转让和消灭，应当向船舶登记机关登记；未经登记的，不得对抗第三人。

船舶所有权的转让，应当签订书面合同。

第十条
船舶由两个以上的法人或者个人共有的，应当向船舶登记机关登记；未经登记的，不得对抗第三人。

第二节 船舶抵押权

第十一条
船舶抵押权，是指抵押人对于抵押权人提供的作为债务担保的船舶，在抵押人不履行债务时，可以依法拍卖，从卖得的价款中优先受偿的权利。

第十二条
船舶所有人或者船舶所有人授权的人可以设定船舶抵押权。

船舶抵押权的设定，应当签订书面合同。

第十三条
设定船舶抵押权，由抵押权人和抵押人共同向船舶登记机关办理抵押权登记；未经登记的，不得对抗第三人。

船舶抵押权登记，包括下列主要项目：

（一）船舶抵押权人和抵押人的姓名或者名称、地址；

（二）被抵押船舶的名称、国籍、船舶所有权证书的颁发机关和证书号码；

（三）所担保的债权数额、利息率、受偿期限。

船舶抵押权的登记状况，允许公众查询。

第十四条 建造中的船舶可以设定船舶抵押权。

建造中的船舶办理抵押权登记，还应当向船舶登记机关提交船舶建造合同。

第十五条
除合同另有约定外，抵押人应当对被抵押船舶进行保险；未保险的，抵押权人有权对该船舶进行保险，保险费由抵押人负担。

第十六条
船舶共有人就共有船舶设定抵押权，应当取得持有三分之二以上份额的共有人的同意，共有人之间另有约定的除外。

船舶共有人设定的抵押权，不因船舶的共有权的分割而受影响。

第十七条
船舶抵押权设定后，未经抵押权人同意，抵押人不得将被抵押船舶转让给他人。

第十八条
抵押权人将被抵押船舶所担保的债权全部或者部分转让他人的，抵押权随之转移。

第十九条
同一船舶可以设定两个以上抵押权，其顺序以登记的先后为准。

同一船舶设定两个以上抵押权的，抵押权人按照抵押权登记的先后顺序，从船舶拍卖所得价款中依次受偿。同日登记的抵押权，按照同一顺序受偿。

第二十条
被抵押船舶灭失，抵押权随之消灭。由于船舶灭失得到的保险赔偿，抵押权人有权优先于其他债权人受偿。

第三节 船舶优先权

第二十一条
船舶优先权，是指海事请求人依照本法第二十二条的规定，向船舶所有人、光船承租人、船舶经营人提出海事请求，对产生该海事请求的船舶具有优先受偿的权利。

第二十二条 下列各项海事请求具有船舶优先权：

（一）船长、船员和在船上工作的其他在编人员根据劳动法律、行政法规或者劳动合同所产生的工资、其他劳动报酬、船员遣返费用和社会保险费用的给付请求；

（二）在船舶营运中发生的人身伤亡的赔偿请求；

（三）船舶吨税、引航费、港务费和其他港口规费的缴付请求；

（四）海难救助的救助款项的给付请求；

（五）船舶在营运中因侵权行为产生的财产赔偿请求。

载运2000吨以上的散装货油的船舶，持有有效的证书，证明已经进行油污损害民

事责任保险或者具有相应的财务保证的，对其造成的油污损害的赔偿请求，不属于前款第（五）项规定的范围。

第二十三条
本法第二十二条第一款所列各项海事请求，依照顺序受偿。但是，第（四）项海事请求，后于第（一）项至第（三）项发生的，应当先于第（一）项至第（三）项受偿。

本法第二十二条第一款第（一）、（二）、（三）、（五）项中有两个以上海事请求的，不分先后，同时受偿；不足受偿的，按照比例受偿。第（四）项中有两个以上海事请求的，后发生的先受偿。

第二十四条
因行使船舶优先权产生的诉讼费用，保存、拍卖船舶和分配船舶价款产生的费用，以及为海事请求人的共同利益而支付的其他费用，应当从船舶拍卖所得价款中先行拨付。

第二十五条
船舶优先权先于船舶留置权受偿，船舶抵押权后于船舶留置权受偿。

前款所称船舶留置权，是指造船人、修船人在合同另一方未履行合同时，可以留置所占有的船舶，以保证造船费用或者修船费用得以偿还的权利。船舶留置权在造船人、修船人不再占有所造或者所修的船舶时消灭。

第二十六条
船舶优先权不因船舶所有权的转让而消灭。但是，船舶转让时，船舶优先权自法院应受让人申请予以公告之日起满六十日不行使的除外。

第二十七条
本法第二十二条规定的海事请求权转移的，其船舶优先权随之转移。

第二十八条
船舶优先权应当通过法院扣押产生优先权的船舶行使。

第二十九条
船舶优先权，除本法第二十六条规定的外，因下列原因之一而消灭：

（一）具有船舶优先权的海事请求，自优先权产生之日起满一年不行使；

（二）船舶经法院强制出售；

（三）船舶灭失。

前款第（一）项的一年期限，不得中止或者中断。

第三十条
本节规定不影响本法第十一章关于海事赔偿责任限制规定的实施。

第三章 船员

第一节 一般规定

第三十一条 船员，是指包括船长在内的船上一切任职人员。

第三十二条
船长、驾驶员、轮机长、轮机员、电机员、报务员，必须由持有相应适任证书的人担任。

第三十三条
从事国际航行的船舶的中国籍船员，必须持有中华人民共和国港务监督机构颁发的海员证和有关证书。

第三十四条
船员的任用和劳动方面的权利、义务，本法没有规定的，适用有关法律、行政法规的规定。

第二节 船长

第三十五条 船长负责船舶的管理和驾驶。

船长在其职权范围内发布的命令，船员、旅客和其他在船人员都必须执行。

船长应当采取必要的措施，保护船舶和在船人员、文件、邮件、货物以及其他财产。

第三十六条
为保障在船人员和船舶的安全，船长有权对在船上进行违法、犯罪活动的人采取禁闭或者其他必要措施，并防止其隐匿、毁灭、伪造证据。

船长采取前款措施，应当制作案情报告书，由船长和两名以上在船人员签字，连同人犯送交有关当局处理。

第三十七条
船长应当将船上发生的出生或者死亡事件记入航海日志，并在两名证人的参加下制作证明书。死亡证明书应当附有死者遗物清单。死者有遗嘱的，船长应当予以证明。死亡证明书和遗嘱由船长负责保管，并送交家属或者有关方面。

第三十八条

船舶发生海上事故，危及在船人员和财产的安全时，船长应当组织船员和其他在船人员尽力施救。在船舶的沉没、毁灭不可避免的情况下，船长可以作出弃船决定；但是，除紧急情况外，应当报经船舶所有人同意。

弃船时，船长必须采取一切措施，首先组织旅客安全离船，然后安排船员离船，船长应当最后离船。在离船前，船长应当指挥船员尽力抢救航海日志、机舱日志、油类记录簿、无线电台日志、本航次使用过的海图和文件，以及贵重物品、邮件和现金。

第三十九条
船长管理船舶和驾驶船舶的责任，不因引航员引领船舶而解除。

第四十条
船长在航行中死亡或者因故不能执行职务时，应当由驾驶员中职务最高的人代理船长职务；在下一个港口开航前，船舶所有人应当指派新船长接任。

第四章 海上货物运输合同

第一节 一般规定

第四十一条
海上货物运输合同，是指承运人收取运费，负责将托运人托运的货物经海路由一港运至另一港的合同。

第四十二条 本章下列用语的含义：

（一）"承运人",是指本人或者委托他人以本人名义与托运人订立海上货物运输合同的人。

（二）"实际承运人"，是指接受承运人委托，从事货物运输或者部分运输的人，包括接受转委托从事此项运输的其他人。

（三）"托运人"是指：

1、本人或者委托他人以本人名义或者委托他人为本人与承运人订立海上货物运输合同的人；

2、本人或者委托他人以本人名义或者委托他人为本人将货物交给与海上货物运输合同有关的承运人的人。

（四）"收货人"，是指有权提取货物的人。

（五）"货物"，包括活动物和由托运人提供的用于集装货物的集装箱、货盘或者类似的装运器具。

第四十三条
承运人或者托运人可以要求书面确认海上货物运输合同的成立。但是，航次租船合同应当书面订立。电报、电传和传真具有书面效力。

第四十四条
海上货物运输合同和作为合同凭证的提单或者其他运输单证中的条款，违反本章规定的，无效。此类条款的无效，不影响该合同和提单或者其他运输单证中其他条款的效力。将货物的保险利益转让给承运人的条款或者类似条款，无效。

第四十五条
本法第四十四条的规定不影响承运人在本章规定的承运人责任和义务之外，增加其责任和义务。

第二节 承运人的责任

第四十六条
承运人对集装箱装运的货物的责任期间，是指从装货港接收货物时起至卸货港交付货物时止，货物处于承运人掌管之下的全部期间。承运人对非集装箱装运的货物的责任期间，是指从货物装上船时起至卸下船时止，货物处于承运人掌管之下的全部期间。在承运人的责任期间，货物发生灭失或者损坏，除本节另有规定外，承运人应当负赔偿责任。

前款规定，不影响承运人就非集装箱装运的货物，在装船前和卸船后所承担的责任，达成任何协议。

第四十七条
承运人在船舶开航前和开航当时，应当谨慎处理，使船舶处于适航状态，妥善配备船员、装备船舶和配备供应品，并使货舱、冷藏舱、冷气舱和其他载货处所适于并能安全收受、载运和保管货物。

第四十八条
承运人应当妥善地、谨慎地装载、搬移、积载、运输、保管、照料和卸载所运货物。

第四十九条
承运人应当按照约定的或者习惯的或者地理上的航线将货物运往卸货港。

船舶在海上为救助或者企图救助人命或者财产而发生的绕航或者其他合理绕航，不属于违反前款的规定的行为。

第五十条
货物未能在明确约定的时间内，在约定的卸货港交付的，为迟延交付。

除依照本章规定承运人不负赔偿责任的情形外，由于承运人的过失，致使货物因迟延交付而灭失或者损坏的，承运人应当负赔偿责任。

除依照本章规定承运人不负赔偿责任的情形外，由于承运人的过失，致使货物因迟延交付而遭受经济损失的，即使货物没有灭失或者损坏，承运人仍然应当负赔偿责任。

承运人未能在本条第一款规定的时间届满六十日内交付货物，有权对货物灭失提出赔偿请求的人可以认为货物已经灭失。

第五十一条
在责任期间货物发生的灭失或者损坏是由于下列原因之一造成的承运人不负赔偿责任：

（一）船长、船员、引航员或者承运人的其他受雇人在驾驶船舶或者管理船舶中的过失；

（二）火灾，但是由于承运人本人的过失所造成的除外；

（三）天灾，海上或者其他可航水域的危险或者意外事故；

（四）战争或者武装冲突；

（五）政府或者主管部门的行为、检疫限制或者司法扣押；

（六）罢工、停工或者劳动受到限制；

（七）在海上救助或者企图救助人命或者财产；

（八）托运人、货物所有人或者他们的代理人的行为；

（九）货物的自然特性或者固有缺陷；

（十）货物包装不良或者标志欠缺、不清；

（十一）经谨慎处理仍未发现的船舶潜在缺陷；

（十二）非由于承运人或者承运人的受雇人、代理人的过失造成的其他原因。

承运人依照前款规定免除赔偿责任的，除第（二）项规定的原因外，应当负举证责任。

第五十二条
因运输活动物的固有的特殊风险造成活动物灭失或者损害的，承运人不负赔偿责

任。但是，承运人应当证明业已履行托运人关于运输活动物的特别要求，并证明根据实际情况，灭失或者损害是由于此种固有的特殊风险造成的。

第五十三条
承运人在舱面上装载货物，应当同托运人达成协议，或者符合航运惯例，或者符合有关法律、行政法规的规定。

承运人依照前款规定将货物装载在舱面上，对由于此种装载的特殊风险造成的货物灭失或者损坏，不负赔偿责任。

承运人违反本条第一款规定将货物装载在舱面上，致使货物遭受灭失或者损坏的，应当负赔偿责任。

第五十四条
货物的灭失、损坏或者迟延交付是由于承运人或者承运人的受雇人、代理人的不能免除赔偿责任的原因和其他原因共同造成的，承运人仅在其不能免除赔偿责任的范围内负赔偿责任；但是，承运人对其他原因造成的灭失、损坏或者迟延交付应当负举证责任。

第五十五条
货物灭失的赔偿额，按照货物的实际价值计算；货物损坏的赔偿额，按照货物受损前后实际价值的差额或者货物的修复费用计算。

货物的实际价值，按照货物装船时的价值加保险费加运费计算。

前款规定的货物实际价值，赔偿时应当减去因货物灭失或者损坏而少付或者免付的有关费用。

第五十六条
承运人对货物的灭失或者损坏的赔偿限额，按照货物件数或者其他货运单位数计算，每件或者每个其他货运单位为６６６。６７计算单位，或者按照货物毛重计算,每公斤为 2 计算单位，以二者中赔偿限额较高的为准。但是，托运人在货物装运前已经申报其性质和价值，并在提单中载明的，或者承运人与托运人已经另行约定高于本条规定的赔偿限额的除外。

货物用集装箱、货盘或者类似装运器具集装的，提单中载明装在此类装运器具中的货物件数或者其他货运单位数，视为前款所指的货物件数或者其他货运单位数；未载明的，每一装运器具视为一件或者一个单位。

装运器具不属于承运人所有或者非由承运人提供的，装运器具本身应当视为一件或者一个单位。

第五十七条
承运人对货物因迟延交付造成经济损失的赔偿限额，为所迟延交付的货物的运费

数额。货物的灭失或者损坏和迟延交付同时发生的，承运人的赔偿责任限额适用本法第五十六条第一款规定的限额。

第五十八条
就海上货物运输合同所涉及的货物灭失、损坏或者迟延交付对承运人提起的任何诉讼，不论海事请求人是否合同的一方，也不论是根据合同或者是根据侵权行为提起的，均适用本章关于承运人的抗辩理由和限制赔偿责任的规定。

前款诉讼是对承运人的受雇人或者代理人提起的，经承运人的受雇人或者代理人证明，其行为是在受雇或者委托的范围之内的，适用前款规定。

第五十九条
经证明，货物的灭失、损坏或者迟延交付是由于承运人的故意或者明知可能造成损失而轻率地作为或者不作为造成的，承运人不得援用本法第五十六条或者第五十七条限制赔偿责任的规定。

经证明，货物的灭失、损坏或者迟延交付是由于承运人的受雇人、代理人的故意或者明知可能造成损失而轻率地作为或者不作为造成的，承运人的受雇人或者代理人不得援用本法第五十六条或者第五十七条限制赔偿责任的规定。

第六十条
承运人将货物运输或者部分运输委托给实际承运人履行的，承运人仍然应当依照本章规定对全部运输负责。对实际承运人承担的运输，承运人应当对实际承运人的行为或者实际承运人的受雇人、代理人在受雇或者受委托的范围内的行为负责。

虽有前款规定，在海上运输合同中明确约定合同所包括的特定的部分运输由承运人以外的指定的实际承运人履行的，合同可以同时约定，货物在指定的实际承运人掌管期间发生的灭失、损坏或者迟延交付，承运人不负赔偿责任。

第六十一条
本章对承运人责任的规定，适用于实际承运人。对实际承运人的受雇人、代理人提起诉讼的，适用本法第五十八条第二款和第五十九条第二款的规定。

第六十二条
承运人承担本章未规定的义务或者放弃本章赋予的权利的任何特别协议，经实际承运人书面明确同意的，对实际承运人发生效力；实际承运人是否同意，不影响此项特别协议对承运人的效力。

第六十三条
承运人与实际承运人都负有赔偿责任的，应当在此项责任范围内负连带责任。

第六十四条
就货物的灭失或者损坏分别向承运人、实际承运人以及他们的受雇人、代理人提

出赔偿请求的，赔偿总额不超过本法第五十六条规定的限额。

第六十五条
本法第六十条至第六十四条的规定，不影响承运人和实际承运人之间相互追偿。

第三节 托运人的责任

第六十六条
托运人托运货物，应当妥善包装，并向承运人保证，货物装船时所提供的货物的品名、标志、包数或者件数、重量或者体积的正确性；由于包装不良或者上述资料不正确，对承运人造成损失的，托运人应当负赔偿责任。

承运人依照前款规定享有的受偿权利，不影响其根据货物运输合同对托运人以外的人所承担的责任。

第六十七条
托运人应当及时向港口、海关、检疫、检验和其他主管机关办理货物运输所需要的各项手续，并将已办理各项手续的单证送交承运人；因办理各项手续的有关单证送交不及时、不完备或者不正确，使承运人的利益受到损害的，托运人应当负赔偿责任。

第六十八条
托运人托运危险货物，应当依照有关海上危险货物运输的规定，妥善包装，作出危险品标志和标签，并将其正式名称和性质以及应当采取的预防危害措施书面通知承运人；托运人未通知或者通知有误的，承运人可以在任何时间、任何地点根据情况需要将货物卸下、销毁或者使之不能为害，而不负赔偿责任。托运人对承运人因运输此类货物所受到的损害，应当负赔偿责任。

承运人知道危险货物的性质并已同意装运的，仍然可以在该项货物对于船舶、人员或者其他货物构成实际危险时，将货物卸下、销毁或者使之不能为害，而不负赔偿责任。但是，本款规定不影响共同海损的分摊。

第六十九条 托运人应当按照约定向承运人支付运费。

托运人与承运人可以约定运费由收货人支付；但是，此项约定应当在运输单证中载明。

第七十条
托运人对承运人、实际承运人所遭受的损失或者船舶所遭受的损坏，不负赔偿责任；但是，此种损失或者损坏是由于托运人或者托运人的受雇人、代理人的过失造成的除外。

托运人的受雇人、代理人对承运人、实际承运人所遭受的损失或者船舶所遭受的损坏，不负赔偿责任；但是，这种损失或者损坏是由于托运人的受雇人、代理人

的过失造成的除外。

第四节 运输单证

第七十一条
提单，是指用以证明海上货物运输合同和货物已经由承运人接收或者装船，以及承运人保证据以交付货物的单证。提单中载明的向记名人交付货物，或者按照指示人的指示交付货物，或者向提单持有人交付货物的条款，构成承运人据以交付货物的保证。

第七十二条
货物由承运人接收或者装船后，应托运人的要求，承运人应当签发提单。

提单可以由承运人授权的人签发，提单由载货船船舶的船长签发的，视为代表承运人签发。

第七十三条 提单内容，包括下列各项：

（一）货物的品名、标志、包数或者件数、重量或者体积，以及运输危险货物时对危险性质的说明；

（二）承运人的名称和主营业所；

（三）船舶名称；

（四）托运人的名称；

（五）收货人的名称；

（六）装货港和在装货港接收货物的日期；

（七）卸货港；

（八）多式联运提单增列接收货物地点和交付货物地点；

（九）提单的签发日期、地点和份数；

（十）运费的支付；

（十一）承运人或者其代表的签字。

提单缺少前款规定的一项或者几项的，不影响提单的性质；但是，提单应当符合本法第七十一条的规定。

第七十四条
货物装船前，承运人已经应托运人的要求签发收货待运提单或者其他单证的，货物装船完毕，托运人可以将收货待运提单或者其他单证退还承运人，以换取已装船提单；承运人也可以在收货待运提单上加注承运船舶的船名和装船日期，加注后的收货待运提单视为已装船提单。

第七十五条
承运人或者代其签发提单的人，知道或者有合理的根据怀疑提单记载的货物的品名、标志、包数或者件数、重量或者体积与实际接收的货物不符，在签发已装船提单的情况下怀疑与已装船的货物不符，或者没有适当的方法核对提单记载的，可以在提单上批注，说明不符之处、怀疑的根据或者说明无法核对。

第七十六条
承运人或者代其签发提单的人未在提单上批注货物表面状况的，视为货物的表面状况良好。

第七十七条
除依照本法第七十五条的规定作出保留外，承运人或者代其签发提单的人签发的提单，是承运人已经按照提单所载状况收到货物或者货物已经装船的初步证据；承运人向善意受让提单的包括收货人在内的第三人提出的与提单所载状况不同的证据，不予承认。

第七十八条
承运人同收货人、提单持有人之间的权利、义务关系，依据提单的规定确定。

收货人、提单持有人不承担在装货港发生的滞期费、亏舱费和其他与装货有关的费用，但是提单中明确载明上述费用由收货人、提单持有人承担的除外。

第七十九条 提单的转让，依照下列规定执行：

（一）记名提单：不得转让；

（二）指示提单：经过记名背书或者空白背书转让；

（三）不记名提单：无需背书，即可转让。

第八十条
承运人签发提单以外的单证用以证明收到待运货物的，此项单证即为订立海上货物运输合同和承运人接收该单证中所列货物的初步证据。

承运人签发的此类单证不得转让。

第五节 货物交付

第八十一条
承运人向收货人交付货物时，收货人未将货物灭失或者损坏的情况书面通知承运人的，此项交付视为承运人已经按照运输单证的记载交付以及货物状况良好的初步证据。

货物灭失或者损坏的情况非显而易见的，在货物交付的次日起连续七日内，集装箱货物交付的次日起连续十五日内，收货人未提交书面通知的，适用前款规定。

货物交付时，收货人已经会同承运人对货物进行联合检查或者检验的，无需就所查明的灭失或者损坏的情况提交书面通知。

第八十二条
承运人自向收货人交付货物的次日起连续六十日内，未收到收货人就货物因迟延交付造成经济损失而提交的书面通知的，不负赔偿责任。

第八十三条
收货人在目的港提取货物前或者承运人在目的港交付货物前，可以要求检验机构对货物状况进行检验；要求检验的一方应当支付检验费用，但是有权向造成货物损失的责任方追偿。

第八十四条
承运人和收货人对本法第八十一条和第八十三条规定的检验，应当相互提供合理的便利条件。

第八十五条
货物由实际承运人交付的，收货人依照本法第八十一条的规定向实际承运人提交的书面通知，与向承运人提交书面通知具有同等效力；向承运人提交的书面通知，与向实际承运人提交书面通知具有同等效力。

第八十六条
在卸货港无人提取货物或者收货人迟延、拒绝提取货物的，船长可以将货物卸在仓库或者其他适当场所，由此产生的费用和风险由收货人承担。

第八十七条
应当向承运人支付的运费、共同海损分摊、滞期费和承运人为货物垫付的必要费用以及应当向承运人支付的其他费用没有付清，又没有提供适当担保的，承运人可以在合理的限度内留置其货物。

第八十八条
承运人根据本法第八十七条规定留置的货物，自船舶抵达卸货港的次日起满六十日无人提取的，承运人可以申请法院裁定拍卖；货物易腐烂变质或者货物的保管费用可能超过其价值的，可以申请提前拍卖。

拍卖所得价款，用于清偿保管、拍卖货物的费用和运费以及应当向承运人支付的

其他有关费用；不足的金额，承运人有权向托运人追偿；剩余的金额，退还托运人；无法退还、自拍卖之日起满一年又无人领取的，上缴国库。

第六节 合同的解除

第八十九条
船舶在装货港开航前，托运人可以要求解除合同。但是，除合同另有约定外，托运人应当向承运人支付约定运费的一半；货物已经装船的，并应当负担装货、卸货和其他与此有关的费用。

第九十条
船舶在装货港开航前，因不可抗力或者其他不能归责于承运人和托运人的原因致使合同不能履行的，双方均可以解除合同，并互相不负赔偿责任。除合同另有约定外，运费已经支付的，承运人应当将运费退还给托运人；货物已经装船的，托运人应当承担装卸费用；已经签发提单的，托运人应当将提单退还承运人。

第九十一条
因不可抗力或者其他不能归责于承运人和托运人的原因致使船舶不能在合同约定的目的港卸货的，除合同另有约定外，船长有权将货物在目的港邻近的安全港口或者地点卸载，视为已经履行合同。

船长决定将货物卸载的，应当及时通知托运人或者收货人，并考虑托运人或者收货人的利益。

第七节 航次租船合同的特别规定

第九十二条
航次租船合同，是指船舶出租人向承租人提供船舶或者船舶的部分舱位，装运约定的货物，从一港运至另一港，由承租人支付约定运费的合同。

第九十三条
航次租船合同的内容，主要包括出租人和承租人的名称、船名、船籍、载货重量、容积、货名、装货港和目的港、受载期限、装卸期限、运费、滞期费、速遣费以及其他有关事项。

第九十四条
本法第四十七条和第四十九条的规定，适用于航次租船合同的出租人。

本章其他有关合同当事人之间的权利、义务的规定，仅在航次租船合同没有约定或者没有不同约定时，适用于航次租船合同的出租人和承租人。

第九十五条
对按照航次租船合同运输的货物签发的提单，提单持有人不是承租人的，承运人与该提单持有人之间的权利、义务关系适用提单的约定。但是，提单中载明适用

航次租船合同条款的，适用该航次租船合同的条款。

第九十六条
出租人应当提供约定的船舶；经承租人同意，可以更换船舶。但是，提供的船舶或者更换的船舶不符合合同约定的，承租人有权拒绝或者解除合同。

因出租人过失未提供约定的船舶致使承租人遭受损失的，出租人应当负赔偿责任。

第九十七条
出租人在约定的受载期限内未能提供船舶的，承租人有权解除合同。但是，出租人将船舶延误情况和船舶预期抵达装货港的日期通知承租人的，承租人应当自收到通知时起四十八小时内，将是否解除合同的决定通知出租人。

因出租人过失延误提供船舶致使承租人遭受损失的，出租人应当负赔偿责任。

第九十八条
航次租船合同的装货、卸货期限及其计算办法，超过装货、卸货期限后的滞期费和提前完成装货、卸货的速遣费，由双方约定。

第九十九条
承租人可以将其租用的船舶转租；转租后，原合同约定的权利和义务不受影响。

第一百条
承租人应当提供约定的货物；经出租人同意，可以更换货物，但是，更换的货物对出租人不利的，出租人有权拒绝或者解除合同。

因未提供约定的货物致使出租人遭受损失的，承租人应当负赔偿责任。

第一百零一条
出租人应当在合同约定的卸货港卸货。合同订有承租人选择卸货港条款的，在承租人未按合同约定及时通知确定的卸货港时，船长可以从约定的选卸港中自行选定一港卸货。承租人未按照合同约定及时通知确定的卸货港，致使出租人遭受损失的，应当负赔偿责任。出租人未按照合同约定，擅自选定港口卸货致使承租人遭受损失的，应当负赔偿责任。

第八节 多式联运合同的特别规定

第一百零二条
本法所称多式联运合同，是指多式联运经营人以两种以上的不同运输方式，其中一种是海上运输方式，负责将货物从接收地运至目的地交付收货人，并收取全程运费的合同。

前款所称多式联运经营人，是指本人或者委托他人以本人名义与托运人订立多式

联运合同的人。

第一百零三条
多式联运经营人对多式联运货物的责任期间，自接收货物时起至交付货物时止。

第一百零四条
多式联运经营人负责履行或者组织履行多式联运合同，并对全程运输负责。

多式联运经营人与参加多式联运的各区段承运人，可以就多式联运合同的各区段运输，另以合同约定相互之间的责任。但是，此项合同不得影响多式联运经营人对全程运输所承担的责任。

第一百零五条
货物的灭失或者损坏发生于多式联运的某一运输区段的，多式联运经营人的赔偿责任和责任限额，适用调整该区段运输方式的有关法律规定。

第一百零六条
货物的灭失或者损坏发生的运输区段不能确定的，多式联运经营人应当依照本章关于承运人赔偿责任和责任限额的规定负赔偿责任。

第五章 海上旅客运输合同

第一百零七条
海上旅客运输合同，是指承运人以适合运送旅客的船舶经海路将旅客及其行李从一港运送至另一港，由旅客支付票款的合同。

第一百零八条 本章下列用语的含义：

（一）"承运人"，是指本人或者委托他人以本人名义与旅客订立海上旅客运输合同的人。

（二）"实际承运人"，是指接受承运人委托，从事旅客运送或者部分运送的人，包括接受转委托从事此项运送的其他人。

（三）"旅客"，是指根据海上旅客运输合同运送的人；经承运人同意，根据海上货物运输合同，随船护送货物的人，视为旅客。

（四）"行李"，是指根据海上旅客运输合同由承运人载运的任何物品和车辆，但是活动物除外。

（五）"自带行李"，是指旅客自行携带、保管或者放置在客舱中的行李。

第一百零九条
本章关于承运人责任的规定，适用于实际承运人。本章关于承运人的受雇人、代

理人责任的规定，适用于实际承运人的受雇人、代理人。

第一百一十条 旅客客票是海上旅客运输合同成立的凭证。

第一百一十一条
海上旅客运输的运送期间，自旅客登船时起至旅客离船时止，客票票价含接送费用的，运送期间并包括承运人经水路将旅客从岸上接到船上和从船上送到岸上的时间，但是不包括旅客在港站内、码头上或者在港口其他设施内的时间。

旅客的自带行李，运送期间同前款规定，旅客自带行李以外的其他行李，运送期间自旅客将行李交付承运人或者承运人的受雇人、代理人时起至承运人或者承运人的受雇人、代理人交还旅客时止。

第一百一十二条
旅客无票乘船、越级乘船或者超程乘船，应当按照规定补足票款，承运人可以按照规定加收票款；拒不交付的，船长有权在适当地点令其离船，承运人有权向其追偿。

第一百一十三条
旅客不得随身携带或者在行李中夹带违禁品或者易燃、易爆、有毒、有腐蚀性、有放射性以及有可能危及船上人身和财产安全的其他危险品。

承运人可以在任何时间、任何地点将旅客违反前款规定随身携带或者在行李中夹带的违禁品、危险品卸下、销毁或者使之不能为害，或者送交有关部门，而不负赔偿责任。

旅客违反本条第一款规定，造成损害的，应当负赔偿责任。

第一百一十四条
在本法第一百一十一条规定的旅客及其行李的运送期间，因承运人或者承运人的受雇人、代理人在受雇或者受委托的范围内过失引起事故，造成旅客人身伤亡或者行李灭失、损坏的，承运人应当负赔偿责任。

请求人对承运人或者承运人的受雇人、代理人的过失应当负举证责任；但是，本条第三款和第四款规定的情形除外。

旅客的人身伤亡或者自带行李的灭失、损坏，是由于船舶的沉没、碰撞、搁浅、爆炸、火灾所引起或者是由于船舶的缺陷所引起的，承运人或者承运人的受雇人、代理人除非提出反证，应当视为其有过失。

旅客自带行李以外的其他行李的灭失或者损坏，不论由于何种事故所引起，承运人或者承运人的受雇人、代理人除非提出反证，应当视为其有过失。

第一百一十五条

经承运人证明，旅客的人身伤亡或者行李的灭失、损坏，是由于旅客本人的过失或者旅客和承运人的共同过失造成的，可以免除或者相应减轻承运人的赔偿责任。

经承运人证明，旅客的人身伤亡或者行李的灭失、损坏是由于旅客本人的故意造成的，或者旅客的人身伤亡是由于旅客本人健康状况造成的，承运人不负赔偿责任。

第一百一十六条
承运人对旅客的货币、金银、珠宝、有价证券或者其他贵重物品所发生的灭失、损坏，不负赔偿责任。

旅客与承运人约定将前款规定的物品交由承运人保管的，承运人应当依照本法第一百一十七条的规定负赔偿责任；双方以书面约定的赔偿限额高于本法第一百一十七条的规定的，承运人应当按照约定的数额负赔偿责任。

第一百一十七条
除本条第四款规定的情形外，承运人在每次海上旅客运输中的赔偿责任限额，依照下列规定执行：

（一）旅客人身伤亡的，每名旅客不超过４６６６６计算单位；

（二）旅客自带行李灭失或者损坏的，每名旅客不超过８３３计算单位；

（三）旅客车辆包括该车辆所载行李灭失或者损坏的，每一车辆不超过３３３３计算单位；

（四）本款第（二）、（三）项以外的旅客其他行李灭失或者损坏的，每名旅客不超过１２００计算单位。

承运人和旅客可以约定，承运人对旅客车辆和旅客车辆以外的其他行李损失的免赔额。但是，对每一车辆损失的免赔额不得超过１１７计算单位，对每名旅客的车辆以外的其他行李损失的免赔额不得超过１３计算单位。在计算每一车辆或者每名旅客的车辆以外的其他行李的损失赔偿数额时，应当扣除约定的承运人免赔额。

承运人和旅客可以书面约定高于本条第一款规定的赔偿责任限额。

中华人民共和国港口之间的海上旅客运输，承运人的赔偿责任限额，由国务院交通主管部门制订，报国务院批准后施行。

第一百一十八条
经证明，旅客的人身伤亡或者行李的灭失、损坏，是由于承运人的故意或者明知可能造成损坏而轻率地作为或者不作为造成的，承运人不得援用本法第一百一十

六条和第一百一十七条限制赔偿责任的规定。

经证明，旅客的人身伤亡或者行李的灭失、损坏，是由于承运人的受雇人、代理人的故意或者明知可能造成损害而轻率地作为或者不作为造成的，承运人的受雇人、代理人不得援用本法第一百一十六条和第一百一十七条限制赔偿责任的规定。

第一百一十九条
行李发生明显损坏的，旅客应当依照下列规定向承运人或者承运人的受雇人、代理人提交书面通知：

（一）自带行李，应当在旅客离船前或者离船时提交；

（二）其他行李，应当在行李交还前或者交还时提交。

行李的损坏不明显，旅客在离船时或者行李交还时难以发现的，以及行李发生灭失的，旅客应当在离船或者行李交还或者应当交还之日起十五内，向承运人或者承运人的受雇人、代理人提交书面通知。

旅客未依照本条第一、二款规定及时提交书面通知的，除非提出反证，视为已经完整无损地收到行李。

行李交还时，旅客已经会同承运人对行李进行联合检查或者检验的，无需提交书面通知。

第一百二十条
向承运人的受雇人、代理人提出的赔偿请求，受雇人或者代理人证明其行为是在受雇或者受委托的范围内的，有权援用本法第一百一十五条、第一百一十六条和第一百一十七条的抗辩理由和赔偿责任限制的规定。

第一百二十一条
承运人将旅客运送或者部分运送委托给实际承运人履行的，仍然应当依照本章规定，对全程运送负责。实际承运人履行运送的，承运人应当对实际承运人的行为或者实际承运人的受雇人、代理人在受雇或者受委托的范围内的行为负责。

第一百二十二条
承运人承担本章未规定的义务或者放弃本章赋予的权利的任何特别协议，经实际承运人书面明确同意的，对实际承运人发生效力；实际承运人是否同意，不影响此项特别协议对承运人的效力。

第一百二十三条
承运人与实际承运人均负有赔偿责任的，应当在此项责任限度内负连带责任。

第一百二十四条

就旅客的人身伤亡或者行李的灭失、损坏，分别向承运人、实际承运人以及他们的受雇人、代理人提出赔偿请求，赔偿总额不得超过本法第一百一十七条规定的限额。

第一百二十五条
本法第一百二十一条至第一百二十四条的规定，不影响承运人和实际承运人之间相互追偿。

第一百二十六条
海上旅客运输合同中含有下列内容之一的条款无效：

（一）免除承运人对旅客应当承担的法定责任；

（二）降低本章规定的承运人责任限额；

（三）对本章规定的举证责任作出相反的约定；

（四）限制旅客提出赔偿请求的权利。

前款规定的合同条款的无效，不影响合同其他条款的效力。

第六章 船舶租用合同

第一节 一般规定

第一百二十七条
本章关于出租人和承租人之间权利、义务的规定，仅在船舶租用合同没有约定或者没有不同约定时适用。

第一百二十八条
船舶租用合同，包括定期租船合同和光船租赁合同，均应当书面订立。

第二节 定期租船合同

第一百二十九条
定期租船合同，是指船舶出租人向承租人提供约定的由出租人配备船员的船舶，由承租人在约定的期间内按照约定的用途使用，并支付租金的合同。

第一百三十条
定期租船合同的内容，主要包括出租人和承租人的名称、船名、船籍、船级、吨位、容积、船速、燃料消耗、航区、用途、租船期间、交船和还船的时间和地点以及条件、租金及其支付，以及其他有关事项。

第一百三十一条 出租人应当按照合同约定的时间交付船舶。

出租人违反前款规定的，承租人有权解除合同，出租人将船舶延误情况和船舶预期抵达交船港的日期通知承租人的，承租人应当自接到通知时起四十八小时内，将解除合同或者继续租用船舶的决定通知出租人。

因出租人过失延误提供船舶致使承租人遭受损失的，出租人应当负赔偿责任。

第一百三十二条
出租人交付船舶时，应当做到谨慎处理，使船舶适航。交付的船舶应当适于约定的用途。

出租人违反前款规定的，承租人有权解除合同，并有权要求赔偿因此遭受的损失。

第一百三十三条
船舶在租期内不符合约定的适航状态或者其他状态，出租人应当采取可能采取的合理措施，使之尽快恢复。

船舶不符合约定的适航状态或者其他状态而不能正常营运连续满二十四小时的，对因此而损失的营运时间，承租人不付租金，但是上述状态是由承租人造成的除外。

第一百三十四条
承租人应当保证船舶在约定航区内的安全港口或者地点之间从事约定的海上运输。

承租人违反前款规定的，出租人有权解除合同，并有权要求赔偿因此遭受的损失。

第一百三十五条
承租人应当保证船舶用于运输约定的合法的货物。

承租人将船舶用于运输活动物或者危险货物的，应当事先征得出租人的同意。

承租人违反本条第一款或者第二款的规定致使出租人遭受损失的，应当负赔偿责任。

第一百三十六条
承租人有权就船舶的营运向船长发出指示，但是不得违反定期租船合同的约定。

第一百三十七条
承租人可以将租用的船舶转租，但是应当将转租的情况及时通知出租人。租用的船舶转租后，原租船合同约定的权利和义务不受影响。

第一百三十八条
船舶所有人转让以及租出的船舶的所有权，定期租船合同约定的当事人的权利和

义务不受影响，但是应当及时通知承租人。船舶所有权转让后，原租船合同由受让人和承租人继续履行。

第一百三十九条
在合同期间，船舶进行海难救助的，承租人有权获得扣除救助费用、损失赔偿、船员应得部分以及其他费用后的救助款项的一半。

第一百四十条
承租人应当按照合同约定支付租金。承租人未按照合同约定支付租金的，出租人有权解除合同，并有权要求赔偿因此遭受的损失。

第十百四十一条
承租人未向出租人支付租金或者合同约定的其他款项的，出租人对船上属于承租人的货物和财产以及转租船舶的收入有留置权。

第一百四十二条
承租人向出租人交还船舶时，该传船舶当具有与出租人交船时相同的良好状态，但是船舶本身的自然磨损除外。

船舶未能保持与交船时相同的良好状态的，承租人应当负责修复或者给予赔偿。

第一百四十三条
经合理计算，完成最后航次的日期约为合同约定的还船日期，但可能超过合同约定的还船日期的，承租人有权超期用船以完成该航次。超期期间，承租人应当按照合同约定的租金率支付租金；市场的租金率高于合同约定的租金率的，承租人应当按照市场租金率支付租金。

第三节 光船租赁合同

第一百四十四条
光船租赁合同，是指船舶出租人向承租人提供不配备船员的船舶，在约定的期间内由承租人占有、使用和营运，并向出租人支付租金的合同。

第一百四十五条
光船租赁合同的内容，主要包括出租人和承租人的名称、船名、船籍、船级、吨位、容积、航区、用途、租船期间、交船和还船的时间和地点以及条件、船舶检验、船舶的保养维修、租金及其支付、船舶保险、合同解除的时间和条件，以及其他有关事项。

第一百四十六条
出租人应当在合同约定的港口或者地点，按照合同约定的时间，向承租人交付船舶以及船舶证书。交船时，出租人应当做到谨慎处理，使船舶适航。交付的船舶应当适于合同约定的用途。

出租人违反前款规定的，承租人有权解除合同，并有权要求赔偿因此遭受的损失。

第一百四十七条
在光船租赁期间，承租人负责船舶的保养、维修。

第一百四十八条
在光船租赁期间，承租人应当按照合同约定的船舶价值，以出租人同意的保险方式为船舶进行保险，并负担保险费用。

第一百四十九条
在光船租赁期间，因承租人对船舶占有、使用和营运的原因使出租人的利益受到影响或者遭受损失的，承租人应当负责消除影响或者赔偿损失。

因船舶所有权争议或者出租人所负的债务致使船舶被扣押的，出租人应当保证承租人的利益不受影响；致使承租人遭受损失的，出租人应当负赔偿责任。

第一百五十条
在光船租赁期间，未经出租人书面同意，承租人不得转让合同的权利和义务或者以光船租赁的方式将船舶进行转租。

第一百五十一条
未经承租人事先书面同意，出租人不得在光船租赁期间对船舶设定抵押权。

出租人违反前款规定，致使承租人遭受损失的，应当负赔偿责任。

第一百五十二条
承租人应当按照合同约定支付租金。承租人未按照合同约定的时间支付租金连续超过七日的，出租人有权解除合同，并有权要求赔偿因此遭受的损失。

船舶发生灭失或者失踪的，租金应当自船舶灭失或者得知其最后消息之日起停止支付，预付租金应当按照比例退还。

第一百五十三条
本法第一百三十四条、第一百三十五条第一款、第一百四十二条和第一百四十三条的规定适用于光船租赁合同。

第一百五十四条
订有租购条款的光船租赁合同，承租人按照合同约定向出租人付清租购费时，船舶所有权即归于承租人。

第七章 海上拖航合同

第一百五十五条
海上拖航合同，是指承拖方用拖轮将被拖物经海路从一地拖至另一地，i

方支付拖航费的合同。

本章规定不适用于在港区内对船舶提供的拖轮服务。

第一百五十六条
海上拖航合同应当书面订立。海上拖航合同的内容，主要包括承拖方和被拖方的名称和住所、拖轮和被拖物的名称和主要尺度、拖轮马力、起拖地和目的地、起拖日期、拖航费及其支付方式，以及其他有关事项。

第一百五十七条
承拖方在起拖前和起拖当时，应当谨慎处理，使拖轮处于适航、适拖状态，妥善配备船员，配置拖航索具和配备供应品以及该航次必备的其他装置、设备。

被拖方在起拖前和起拖当时，应当做好被拖物的拖航准备，谨慎处理，使被拖物处于适拖状态，并向承拖方如实说明被拖物的情况，提供有关检验机构签发的被拖物适合拖航的证书和有关文件。

第一百五十八条
起拖前，因不可抗力或者其他不能归责于双方的原因致使合同不能履行的，双方均可以解除合同，并互相不负赔偿责任。除合同另有约定外，拖航费已经支付的，承拖方应当退还给被拖方。

第一百五十九条
起拖后，因不可抗力或者其他不能归责于双方的原因致使合同不能继续履行的，双方均可以解除合同，并互相不负赔偿责任。

第一百六十条
因不可抗力或者其他不能归责于双方的原因致使被拖物不能拖至目的地的，除合同另有约定外，承拖方可以在目的地的邻近地点或者拖轮船长选定的安全的港口或者锚泊地，将被拖物移交给被拖方或者其代理人，视为已经履行合同。

第一百六十一条
被拖方未按照约定支付拖航费和其他合理费用的，承拖方对被拖物有留置权。

第一百六十二条
在海上拖航过程中，承拖方或者被拖方遭受的损失，由一方的过失造成的，有过失的一方应当负赔偿责任；由双方过失造成的，各方按照过失程度的比例负赔偿责任。

虽有前款规定，经承拖方证明，被拖方的损失是由于下列原因之一造成的，承拖方不负赔偿责任：

（一）拖轮船长、船员、引航员或者承拖方的其他受雇人、代理人在驾驶拖轮或者管理拖轮中的过失；

（二）拖轮在海上救助或者企图救助人命或者财产时的过失。

本条规定仅在海上拖航合同没有约定或者没有不同约定时适用。

第一百六十三条
在海上拖航过程中，由于承拖方或者被拖方的过失，造成第三人人身伤亡或者财产损失的，承拖方和被拖方对第三人负连带赔偿责任。除合同另有约定外，一方连带支付的赔偿超过其应当承担的比例的，对另一方有追偿权。

第一百六十四条
拖轮所有人拖带其所有的或者经营的驳船载运货物，经海路由一港运至另一港的，视为海上货物运输。

第八章 船舶碰撞

第一百六十五条
船舶碰撞，是指船舶在海上或者与海相通的可航水域发生接触造成损害的事故。

前款所称船舶，包括与本法第三条所指船舶碰撞的任何其他非用于军事的或者政府公务的船艇。

第一百六十六条
船舶发生碰撞，当事船舶的船长在不严重危及本船和船上人员安全的情况下，对于相碰的船舶和船上人员必须尽力施救。

碰撞船舶的船长应当尽可能将其船舶名称、船籍港、出发港和目的港通知对方。

第一百六十七条
船舶发生碰撞，是由于不可抗力或者其他不能归责于任何一方的原因或者无法查明的原因造成的，碰撞各方互相不负赔偿责任。

第一百六十八条
船舶发生碰撞，是由于一船的过失造成的，由有过失的船舶负赔偿责任。

第一百六十九条
船舶发生碰撞，碰撞的船舶互有过失的，各船按照过失程度的比例负赔偿责任；过失程度相当或者过失程度的比例无法判定的，平均负赔偿责任。

互有过失的船舶，对碰撞造成的船舶以及船上货物和其他财产的损失，依照前款规定的比例负赔偿责任。碰撞造成第三人财产损失的，各船的赔偿责任均不超过其应当承担的比例。

互有过失的船舶，对造成的第三人的人身伤亡，负连带赔偿责任。一船连带支付

的赔偿超过本条第一款规定的比例的，有权向其他有过失的船舶追偿。

第一百七十条
船舶因操纵不当或者不遵守航行规章，虽然实际上没有同其他船舶发生碰撞，但是使其他船舶以及船上的人员、货物或者其他财产遭受损失的，适用本章的规定。

第九章 海难救助

第一百七十一条
本章规定适用于在海上或者与海相通的可航水域，对遇险的船舶和其他财产进行的救助。

第一百七十二条 本章下列用语的含义：

（一）“船舶”，是指本法第三条所称的船舶和与其发生救助关系的任何其他非用于军事的或者政府公务的船艇。

（二）“财产”，是指非永久地和非有意地依附于岸线的任何财产，包括有风险的运费。

（三）“救助款项”，是指依照本章规定，被救助方应当向救助方支付的任何救助报酬、酬金或者补偿。

第一百七十三条
本章规定，不适用于海上已经就位的从事海底矿物资源的勘探、开发或者生产的固定式、浮动式平台和移动式近海钻井装置。

第一百七十四条
船长在不严重危及本船和船上人员安全的情况下，有义务尽力救助海上人命。

第一百七十五条
救助方与被救助方就海难救助达成协议，救助合同成立。

遇险船舶的船长有权代表船舶所有人订立救助合同。遇险船舶的船长或者船舶所有人有权代表船上财产所有人订立救助合同。

第一百七十六条
有下列情形之一，经一方当事人起诉或者双方当事人协议仲裁的，受理争议的法院或者仲裁机构可以判决或者裁决变更救助合同：

（一）合同在不正当的或者危险情况的影响下订立，合同条款显失公平的；

（二）根据合同支付的救助款项明显过高或者过低于实际提供的救助服务的。

第一百七十七条
在救助作业过程中，救助方对被救助方负有下列义务：

（一）以应有的谨慎进行救助；

（二）以应有的谨慎防止或者减少环境污染损害；

（三）在合理需要的情况下，寻求其他救助方援助；

（四）当被救助方合理地要求其他救助方参与救助作业时，接受此种要求，但是要求不合理的，原救助方的救助报酬金额不受影响。

第一百七十八条
在救助作业过程中，被救助方对救助方负有下列义务：

（一）与救助方通力合作；

（二）以应有的谨慎防止或者减少环境污染损害；

（三）当获救的船舶或者其他财产已经被送至安全地点时，及时接受救助方提出的合理的移交要求。

第一百七十九条
救助方对遇险的船舶和其他财产的救助，取得效果的，有权获得救助报酬：救助未取得效果的，除本法第一百八十二条或者其他法律另有规定或者合同另有约定外，无权获得救助款项。

第一百八十条
确定救助报酬，应当体现对救助作业的鼓励，并综合考虑下列各项因素：

（一）船舶和其他财产的获救的价值；

（二）救助方在防止或者减少环境污染损害方面的技能和努力；

（三）救助方的救助成效；

（四）危险的性质和程度；

（五）救助方在救助船舶、其他财产和人命方面的技能和努力；

（六）救助方所用的时间、支出的费用和遭受的损失；

（七）救助方或者救助设备所冒的责任风险和其他风险；

（八）救助方提供救助服务的及时性；

（九）用于救助作业的船舶和其他设备的可用性和使用情况；

（十）救助设备的备用状况、效能和设备的价值。

救助报酬不得超过船舶和其他财产的获救价值。

第一百八十一条
船舶和其他财产的获救价值，是指船舶和其他财产获救后的估计价值或者实际出卖的收入，扣除有关税款和海关、检疫、检验费用以及进行卸载、保管、估价、出卖而产生的费用后的价值。

前款规定的价值不包括船员的获救的私人物品和旅客的获救的自带行李的价值。

第一百八十二条
对构成环境污染损害危险的船舶或者船上货物进行的救助，救助方依照本法第一百八十条规定获得的救助报酬，少于依照本条规定可以得到的特别补偿的，救助方有权依照本条规定，从船舶所有人处获得相当于救助费用的特别补偿。

救助人进行前款规定的救助作业，取得防止或者减少环境污染损害效果的，船舶所有人依照前款规定应当向救助方支付的特别补偿可以另行增加，增加的数额可以达到救助费用的百分之三十。受理争议的法院或者仲裁机构认为适当，并且考虑到本法第一百八十条第一款的规定，可以判决或者裁决进一步增加特别补偿数额；但是，在任何情况下，增加部分不得超过救助费用的百分之一百。

本条所称救助费用，是指救助方在救助作业中直接支付的合理费用以及实际适用救助设备、投入救助人员的合理费用。确定救助费用应当考虑本法第一百八十条第一款第（八）、（九）、（十）项的规定。

在任何情况下，本条规定的全部特别补偿，只有在超过救助方依照本法第一百八十条规定能够获得的救助报酬时，方可支付，支付金额为特别补偿超过救助报酬的差额部分。

由于救助方的过失未能防止或者减少环境污染损害的，可以全部或者部分地剥夺救助方获得特别补偿的权利。

本条规定不影响船舶所有人对其他被救助方的追偿权。

第一百八十三条
救助报酬的金额，应当由获救的船舶和其他财产的各所有人，按照船舶和其他各项财产各自的获救价值占全部获救价值的比例承担。

第一百八十四条

参加同一救助作业的各救助方的救助报酬，应当根据本法第一百八十条规定的标准，由各方协商确定；协商不成的，可以提请受理争议的法院判决或者经各方协议提请仲裁机构裁决。

第一百八十五条
在救助作业中救助人命的救助方，对获救人员不得请求酬金，但是有权从救助船舶或者其他财产、防止或者减少环境污染损害的救助方获得的救助款项中，获得合理份额。

第一百八十六条 下列救助行为无权获得救助款项：

（一）正常履行拖航合同或者其他服务合同的义务进行救助的，但是提供不属于履行上述义务的特殊劳务除外；

（二）不顾遇险的船舶的船长、船舶所有人或者其他财产所有人明确的和合理的拒绝，仍然进行救助的。

第一百八十七条
由于救助方的过失致使救助作业成为必需或者更加困难的，或者救助方有欺诈或者其他不诚实行为的，应当取消或者减少向救助方支付的救助款项。

第一百八十八条
被救助方在救助作业结束后，应当根据救助方的要求，对救助款项提供满意的担保。

在不影响前款规定的情况下，获救船舶的船舶所有人应当在获救的货物交还前，尽力使货物的所有人对其应当承担的救助款项提供满意的担保。

在未根据救助人的要求对获救的船舶或者其他财产提供满意的担保以前，未经救助方同意，不得将获救的船舶和其他财产从救助作业完成后最初到达的港口或者地点移走。

第一百八十九条
受理救助款项请求的法院或者仲裁机构，根据具体情况，在合理的条件下，可以裁定或者裁决被救助方向救助方先行支付适当的金额。

被救助方根据前款规定先行支付金额后，其根据本法第一百八十八条规定提供的担保金额应当相应扣减。

第一百九十条
对于获救满九十日的船舶和其他财产，如果被救助方不支付救助款项也不提供满意的担保，救助方可以申请法院裁定强制拍卖；对于无法保管、不易保管或者保管费用可能超过其价值的获救的船舶和其他财产，可以申请提前拍卖。

拍卖所得价款，在扣除保管和拍卖过程中的一切费用后，依照本法规定支付救助款项；剩余的金额，退还被救助方；无法退还、自拍卖之日起满一年又无人认领的，上缴国库；不足的金额，救助方有权向被救助方追偿。

第一百九十一条
同一船舶所有人的船舶之间进行的救助，救助方获得救助款项的权利适用本章规定。

第一百九十二条
国家有关主管机关从事或者控制的救助作业，救助方有权享受本章规定的关于救助作业的权利和补偿。

第十章 共同海损

第一百九十三条
共同海损，是指在同一海上航程中，船舶、货物和其他财产遭遇共同危险，为了共同安全，有意地合理地采取措施所直接造成的特殊牺牲、支付的特殊费用。

无论在航程中或者在航程结束后发生的船舶或者货物因迟延所造成的损失，包括船期损失和行市损失以及其他间接损失，均不得列入共同海损。

第一百九十四条
船舶因发生意外、牺牲或者其他特殊情况而损坏时，为了安全完成本航程，驶入避难港口、避难地点或者驶回装货港口、装货地点进行必要的修理，在该港口或者地点额外停留期间所支付的港口费，船员工资、给养，船舶所消耗的燃料、物料，为修理而卸载、贮存、重装或者搬移船上货物、燃料、物料以及其他财产所造成的损失、支付的费用，应当列入共同海损。

第一百九十五条
为代替可以列为共同海损的特殊费用而支付的额外费用，可以作为代替费用列入共同海损；但是，列入共同海损的代替费用的金额，不得超过被代替的共同海损的特殊费用。

第一百九十六条
提出共同海损分摊请求的一方应当负举证责任，证明其损失应当列入共同海损。

第一百九十七条
引起共同海损特殊牺牲、特殊费用的事故，可能是由航程中一方的过失造成的，不影响该方要求分摊共同海损的权利；但是，非过失方或者过失方可以就此项过失提出赔偿请求或者进行抗辩。

第一百九十八条
船舶、货物和运费的共同海损牺牲的金额，依照下列规定确定：

（一）船舶共同海损牺牲的金额，按照实际支付的修理费，减除合理的以新换旧的扣减额计算。船舶尚未修理的，按照牺牲造成的合理贬值计算，但是不得超过估计的修理费。

船舶发生实际全损或者修理费用超过修复后的船舶价值的，共同海损牺牲金额按照该船舶在完好状态下的估计价值，减除不属于共同海损损坏的估计的修理费和该船舶受损后的价值余额计算。

（二）货物共同海损牺牲的金额，货物灭失的，按照货物在装船时的价值加保险费加运费，减除由于牺牲无需支付的运费计算。货物损坏，在就损坏程度达成协议前售出的，按照货物在装船时的价值加保险费加运费，与出售货物净得的差额计算。

（三）运费共同海损牺牲的金额，按照货物遭受牺牲造成的运费的损失金额，减除为取得这笔运费本应支付，但是由于牺牲无需支付的营运费用计算。

第一百九十九条
共同海损应当由受益方按照各自的分摊价值的比例分摊。

船舶、货物和运费的共同海损分摊价值，分别依照下列规定确定：

（一）船舶共同海损分摊价值，按照船舶在航程终止是的完好价值，减除不属于共同海损的损失金额计算，或者按照船舶在航程终止时的实际价值，加上共同海损牺牲的金额计算。

（二）货物共同海损分摊价值，按照货物在装船时的价值加保险费加运费，减除不属于共同海损的损失金额和承运人承担风险的运费计算。货物在抵达目的港以前售出的，按照出售净得金额，加上共同海损牺牲的金额计算。

旅客的行李和私人物品，不分摊共同海损。

（三）运费分摊价值，按照承运人承担风险并于航程终止时有权收取的运费，减除为取得该项运费而在共同海损事故发生后，为完成本航程所支付的营运费用，加上共同海损牺牲的金额计算。

第二百条
未申报的货物或者慌报的货物，应当参加共同海损分摊；其遭受的特殊牺牲，不得列入共同海损。

不正当地以低于货物实际价值作为申报价值的，按照实际价值分摊共同海损；在发生共同海损牺牲时，按照申报价值计算牺牲金额。

第二百零一条
对共同海损特殊牺牲和垫付的共同海损特殊费用，应当计算利息。对垫付的共同海损特殊费用，除船员工资、给养和船舶消耗的燃料、物料外，应当计算手续费。

第二百零二条
经利益关系人要求，各分摊方应当提供共同海损担保。

以提供保证金方式进行共同海损担保的，保证金应当交由海损理算师以保管人名义存入银行。

保证金的提供、使用或者退还，不影响各方最终的分摊责任。

第二百零三条
共同海损理算，适用合同约定的理算规则；合同未约定的，适用本章的规定。

第十一章 海事赔偿责任限制

第二百零四条
船舶所有人、救助人，对本法第二百零七条所列海事赔偿请求，可以依照本章规定限制赔偿责任。

前款所称的船舶所有人，包括船舶承租人和船舶经营人。

第二百零五条
本法第二百零七条所列海事赔偿请求，不是向船舶所有人、救助人本人提出，而是向他们对其行为、过失负有责任的人员提出的，这些人员可以依照本章规定限制赔偿责任。

第二百零六条
被保险人依照本章规定可以限制赔偿责任的，对该海事赔偿请求承担责任的保险人，有权依照本章规定享受相同的赔偿责任限制。

第二百零七条
下列海事赔偿请求，除本法第二百零八条和第二百零九条另有规定外，无论赔偿责任的基础有何不同，责任人均可以依照本章规定限制赔偿责任：

（一）在船上发生的或者与船舶营运、救助作业直接相关的人身伤亡或者财产的灭失、损坏，包括对港口工程、港池、航道和助航设施造成的损坏，以及由此引起的相应损失的赔偿请求；

（二）海上货物运输因迟延交付或者旅客及其行李运输因迟延到达造成损失的赔偿请求；

（三）与船舶营运或者救助作业直接相关的，侵犯非合同权利的行为造成其他损

失的赔偿请求；

（四）责任人以外的其他人，为避免或者减少责任人依照本章规定可以限制赔偿责任的损失而采取措施的赔偿请求，以及因此项措施造成进一步损失的赔偿请求。

前款所列赔偿请求，无论提出的方式有何不同，均可以限制赔偿责任。但是，第（四）项涉及责任人以合同约定支付的报酬，责任人的支付责任不得援用本条赔偿责任限制的规定。

第二百零八条 本章规定不适用于下列各项：

（一）对救助款项或者共同海损分摊的请求；

（二）中华人民共和国参加的国际油污损害民事责任公约规定的油污损害的赔偿请求；

（三）中华人民共和国参加的国际核能损害责任限制公约规定的核能损害的赔偿请求；

（四）核动力船舶造成的核能损害的赔偿请求；

（五）船舶所有人或者救助人的受雇人提出的赔偿请求，根据调整劳务合同的法律，船舶所有人或者救助人对该类赔偿请求无权限制赔偿责任，或者该项法律作了高于本章规定的赔偿限额的规定。

第二百零九条
经证明，引起赔偿请求的损失是由于责任人的故意或者明知可能造成损失而轻率地作为或者不作为造成的，责任人无权依照本章规定限制赔偿责任。

第二百一十条
除本法第二百一十一条另有规定外，海事赔偿责任限制，依照下列规定计算赔偿限额：

（一）关于人身伤亡的赔偿请求

１、总吨位３００吨至５００吨的船舶，赔偿限额为３３３０００计算单位；

２、总吨位超过５００吨的船舶，５００吨以下部分适用本项第１目的规定，５００吨以上的部分，应当增加下列数额：

５０１吨至３０００吨的部分，每吨增加５００计算单位；

３００１吨至３００００吨的部分，每吨增加３３３计算单位；

３０００１吨至７００００吨的部分，每吨增加２５０计算单位；

超过７００００吨的部分，每吨增加１６７计算单位。

（二）关于非人身伤亡的赔偿请求

１、总吨位３００吨至５００吨的船舶，赔偿限额为１６７０００计算单位；

２、总吨位超过５００吨的船舶，５００吨以下部分适用本项第１目的规定，５００吨以上的部分，应当增加下列数额：

５０１吨至３００００吨的部分，每吨增加１６７计算单位；

３０００１吨至７００００吨的部分，每吨增加１２５计算单位；

超过７００００吨的部分，每吨增加８３计算单位。

（三）依照第（一）项规定的限额，不足以支付全部人身伤亡的赔偿请求的，其差额应当与非人身伤亡的赔偿请求并列，从第（二）项数额中按照比例受偿。

（四）在不影响第（三）项关于人身伤亡赔偿请求的情况下，就港口工程、港池、航道和助航设施的损害提出的赔偿请求，应当较第（二）项中的其他赔偿请求优先受偿。

（五）不以船舶进行救助作业或者在被救船舶上进行救助作业的救助人，其责任限额按照总吨位为１５００吨的船舶计算。

总吨位不满３００吨的船舶，从事中华人民共和国港口之间的运输的船舶，以及从事沿海作业的船舶，其赔偿限额由国务院交通主管部门制定，报国务院批准后施行。

第二百一十一条
海上旅客运输的旅客人身伤亡赔偿责任限制，按照４６６６６计算单位乘以船舶证书规定的载客定额计算赔偿限额，但是最高不超过２５００００００计算单位。

中华人民共和国港口之间海上旅客运输的旅客人身伤亡，赔偿限额由国务院交通主管部门制定，报国务院批准后施行。

第二百一十二条
本法第二百一十条和第二百一十一条规定的赔偿限额，适用于特定场合发生的事故引起的，向船舶所有人、救助人本人和他们对其行为、过失负有责任的人员提出的请求的总额。

第二百一十三条
责任人要求依照本法规定限制赔偿责任的，可以在有管辖权的法院设立责任限制基金。基金数额分别为本法第二百一十条、第二百一十一条规定的限额，加上自责任产生之日起至基金设立之日止的相应利息。

第二百一十四条
责任人设立责任限制基金后，向责任人提出请求的任何人，不得对责任人的任何财产行使任何权利；已设立责任限制基金的责任人的船舶或者其他财产已经被扣押，或者基金设立人已经提交抵押物的，法院应当及时下令释放或者责令退还。

第二百一十五条
享受本章规定的责任限制的人，就同一事故向请求人提出反请求的，双方的请求金额应当相互抵销，本章规定的赔偿限额仅适用于两个请求金额之间的差额。

第十二章 海上保险合同

第一节 一般规定

第二百一十六条
海上保险合同，是指保险人按照约定，对被保险人遭受保险事故造成保险标的的损失和产生的责任负责赔偿，而由被保险人支付保险费的合同。

前款所称保险事故，是指保险人与被保险人约定的任何海上事故，包括与海上航行有关的发生于内河或者陆上的事故。

第二百一十七条 海上保险合同的内容，主要包括下列各项：

（一）保险人名称；

（二）被保险人名称；

（三）保险标的；

（四）保险价值；

（五）保险金额；

（六）保险责任和除外责任；

（七）保险期间；

（八）保险费。

第二百一十八条 下列各项可以作为保险标的：

（一）船舶；

（二）货物；

（三）船舶营运收入，包括运费、租金、旅客票款；

（四）货物预期利润；

（五）船员工资和其他报酬；

（六）对第三人的责任；

（七）由于发生保险事故可能受到损失的其他财产和产生的责任、费用。

保险人可以将对前款保险标的的保险进行再保险。除合同另有约定外，原被保险人不得享有再保险的利益。

第二百一十九条 保险标的的保险价值由保险人与被保险人约定。

保险人与被保险人未约定保险价值的，保险价值依照下列规定计算：

（一）船舶的保险价值，是保险责任开始时船舶的价值，包括船壳、机器、设备的价值，以及船上燃料、物料、索具、给养、淡水的价值和保险费的总和；

（二）货物的保险价值，是保险责任开始时货物在起运地的发票价格或者非贸易商品在起运地的实际价值以及运费和保险费的总和；

（三）运费的保险价值，是保险责任开始时承运人应收运费总额和保险费的总和；

（四）其他保险标的的保险价值，是保险责任开始时保险标的的实际价值和报名费的总和。

第二百二十条
保险金额由保险人与被保险人约定。保险金额不得超过保险价值；超过保险价值的，超过部分无效。

第二节 合同的订立、解除和转让

第二百二十一条
被保险人提出保险要求，经保险人同意承保，并就海上保险合同的条款达成协议后，合同成立。保险人应当及时向被保险人签发保险单或者其他保险单证，并在保险单或者其他单证中载明当事人双方约定的合同内容。

第二百二十二条
合同订立前，被保险人应当将其知道的或者在通常业务中应当知道的有关影响保险人据以确定保险费率或者确定是否同意承担的重要情况，如实告知保险人。

保险人知道或者在通常业务中应当知道的情况，保险人没有询问的，被保险人无需告知。

第二百二十三条
由于被保险人的故意，未将本法第二百二十二条第一款规定的重要情况如实告知保险人的，保险人有权解除合同，并不退还保险费。合同解除前发生保险事故造成损失的，保险人不负赔偿责任。

不是由于被保险人的故意，未将本法第二百二十二条第一款规定的重要情况如实告知保险人的，保险人有权解除合同或者要求相应增加保险费。保险人解除合同的，对于合同解除前发生保险事故造成的损失，保险人应当负赔偿责任；但是，未告知或者错误告知的重要情况对保险事故的发生有影响的除外。

第二百二十四条
订立合同时，被保险人已经知道或者应当知道保险标的已经因发生保险事故而遭受损失的，保险人不负赔偿责任，但是有权收取保险费；保险人已经知道或者应当知道保险标的已经不可能因发生保险事故而遭受损失的，被保险人有权收回已经支付的保险单。

第二百二十五条
被保险人对同一保险标的就同一保险事故向几个保险人重复订立合同，而使该保险标的的保险金额总和超过保险标的的价值的，除合同另有约定外，被保险人可以向任何保险人提出赔偿请求。被保险人获得的赔偿金额总和不得超过保险标的的受损价值。各保险人按照其承保的保险金额同保险金额总和的比例承担赔偿责任，任何一个保险人支付的赔偿金额超过其应当承担的赔偿责任的，有权向未按照其应当承担赔偿责任支付赔偿金额的保险人追偿。

第二百二十六条
保险责任开始前，被保险人可以要求解除合同。但是应当向保险人支付手续费，保险人应当退还保险费。

第二百二十七条
除合同另有约定外，保险责任开始后，被保险人和保险人均不得解除合同。

根据合同约定在保险责任开始后可以解除合同的，被保险人要求解除合同，保险人有权收取自保险责任开始之日起至合同解除之日止的保险费，剩余部分予以退还；保险人要求解除合同，应当将自合同解除之日起至保险期间届满之日止的保险费退还被保险人。

第二百二十八条
虽有本法第二百二十七条规定，货物运输和船舶的航次保险，保险责任开始后，被保险人不得要求解除合同。

第二百二十九条
海上货物运输保险合同可以由被保险人背书或者以其他方式转让，合同的权利、义务随之转移。合同转让时尚未支付保险费的，被保险人和合同受让人负连带支付责任。

第二百三十条
因船舶转让而转让船舶保险合同的，应当取得保险人同意。未经保险人同意，船舶保险合同从船舶转让时起解除；船舶转让发生在航次之中的，船舶保险合同至航次终了时解除。

合同解除后，保险人应当将自合同解除之日起至保险期间届满之日止的保险费退还被保险人。

第二百三十一条
被保险人在一定期间分批装运或者接受货物的，可以与保险人订立预约保险合同。预约保险合同应当由保险人签发预约保险单证加以确认。

第二百三十二条
应被保险人要求，保险人应当对依据预约保险合同分批装运的货物分别签发保险单证。

保险人分别签发的保险单证的内容与预约保险单证的内容不一致的，以分别签发的保险单证为准。

第二百三十三条
被保险人知道经预约保险合同保险的货物已经装运或者到达的情况时，应当立即通知保险人。通知的内容包括装运货物的船名、航线、货物价值和保险金额。

第三节 被保险人的义务

第二百三十四条
除合同另有约定外，被保险人应当在合同订立后立即支付保险费；被保险人支付保险费前，保险人可以拒绝签发保险单证。

第二百三十五条
被保险人违反合同约定的保证条款时，应当立即书面通知保险人。保险人收到通知后，可以解除合同，也可以要求修改承保条件、增加保险费。

第二百三十六条
一旦保险事故发生，被保险人应当立即通知保险人，并采取必要的合理措施，防

止或者减少损失。被保险人收到保险人发出的有关采取防止或者减少损失的合理措施的特别通知的，应当按照保险人通知的要求处理。

对于被保险人违反前款规定所造成的扩大的损失，保险人不负赔偿责任。

第四节 保险人的责任

第二百三十七条 发生保险事故造成损失后，保险人应当及时向被保险人支付保险赔偿.

第二百三十八条
保险人赔偿保险事故造成的损失，以保险金额为限。保险金额低于保险价值的，在保险标的发生部分损失时，保险人按照保险金额与保险价值的比例负赔偿责任。

第二百三十九条
保险标的在保险期间发生几次保险事故所造成的损失，即使损失金额的总和超过保险金额，保险人也应当赔偿。但是，对发生部分损失后未经修复又发生全部损失的，保险人按照全部损失赔偿。

第二百四十条
被保险人为防止或者减少根据合同可以得到赔偿的损失而支出的必要的合理费用，为确定保险事故的性质、程度而支出的检验、估价的合理费用，以及为执行保险人的特别通知而支出的费用，应当由保险人在保险标的损失赔偿之外另行支付。

保险人对前款规定的费用的支付，以相当于保险金额的数额为限。

保险金额低于保险价值的，除合同另有约定外，保险人应当按照保险金额与保险价值的比例，支付本条规定的费用。

第二百四十一条
保险金额低于共同海损分摊价值的，保险人按照保险金额同分摊价值的比例赔偿共同海损分摊。

第二百四十二条
对于被保险人故意造成的损失，保险人不负赔偿责任。

第二百四十三条
除合同另有约定外，因下列原因之一造成货物损失的，保险人不负赔偿责任：

（一）航行迟延、交货迟延或者行市变化；

（二）货物的自然损耗、本身的缺陷和自然特性；

（三）包装不当。

第二百四十四条
除合同另有约定外，因下列原因之一造成保险船舶损失的，保险人不负赔偿责任：

（一）船舶开航时不适航，但是在船舶定期保险中被保险人不知道的除外；

（二）船舶自然磨损或者锈蚀。

运费保险比照适用本条的规定。

第五节 保险标的的损失和委付

第二百四十五条
保险标的发生保险事故后灭失，或者受到严重损坏完全失去原有形体、效用，或者不能再归保险人所拥有的，为实际全损。

第二百四十六条
船舶发生保险事故后，认为实际全损已经不可避免，或者为避免发生实际全损所需支付的费用超过保险价值的，为推定全损。

货物发生保险事故后，认为实际全损已经不可避免，或者为避免发生实际全损所需支付的费用与继续将货物运抵目的地的费用之和超过保险价值的，为推定全损。

第二百四十七条
不属于实际全损和推定全损的损失，为部分损失。

第二百四十八条
船舶在合理时间内未从被获知最后消息的地点抵达目的地，除合同另有约定外，满两个月后仍没有获知其消息的，为船舶失踪。船舶失踪视为实际全损。

第二百四十九条
保险标的发生推定全损，被保险人要求保险人按照全部损失赔偿的，应当向保险人委付保险标的。保险人可以接受委付，也可以不接受委付，但是应当在合理的时间内将接受委付或者不接受委付的决定通知被保险人。

委付不得附带任何条件。委付一经保险人接受，不得撤回。

第二百五十条
保险人接受委付的，被保险人对委付财产的全部权利和义务转移给保险人。

第六节 保险赔偿的支付

第二百五十一条
保险事故发生后，保险人向被保险人支付保险赔偿前，可以要求被保险人提供与确认保险事故性质和损失程度有关的证明和资料。

第二百五十二条
保险标的发生保险责任范围内的损失是由第三人造成的，被保险人向第三人要求赔偿的权利，自保险人支付赔偿之日起，相应转移给保险人。

被保险人应当向保险人提供必要的文件和其所需要知道的情况，并尽力协助保险人向第三人追偿。

第二百五十三条
被保险人未经保险人同意放弃向第三人要求赔偿的权利，或者由于过失致使保险人不能行使追偿权利的，保险人可以相应扣减保险赔偿。

第二百五十四条
保险人支付保险赔偿时，可以从应支付的赔偿额中相应扣减被保险人已经从第三人取得的赔偿。

保险人从第三人取得的赔偿，超过其支付的保险赔偿的，超过部分应当退还给被保险人。

第二百五十五条
发生保险事故后，保险人有权放弃对保险标的的权利，全额支付合同约定的保险赔偿，以解除对保险标的的义务。

保险人行使前款规定的权利，应当自收到被保险人有关赔偿损失的通知之日起的七日内通知被保险人；被保险人在收到通知前，为避免或者减少损失而支付的必要的合理费用，仍然应当由保险人偿还。

第二百五十六条
除本法第二百五十五条的规定外，保险标的发生全损，保险人支付全部保险金额的，取得对保险标的的全部权利；但是，在不足额保险的情况下，保险人按照保险金额与保险价值的比例取得对保险标的的部分权利。

第十三章 时效

第二百五十七条
就海上货物运输向承运人要求赔偿的请求权，时效期间为一年，自承运人交付或者应当交付货物之日起计算；在时效期间内或者时效期间届满后，被认定为负有责任的人向第三人提起追偿请求的，时效期间为九十日，自追偿请求人解决原赔偿请求之日起或者收到受理对其本人提起诉讼的法院的起诉状副本之日起计算。

有关航次租船合同的请求权，时效期间为二年，自知道或者应当知道权利被侵害之日起计算。

第二百五十八条
就海上旅客运输向承运人要求赔偿的请求权，时效期间为二年，分别依照下列规定计算：

（一）有关旅客人身伤害的请求权，自旅客离船或者应当离船之日起计算；

（二）有关旅客死亡的请求权，发生在运送期间的，自旅客应当离船之日起计算；因运送期间内的伤害而导致旅客离船后死亡的，自旅客死亡之日起计算，但是此期限自离船之日起不得超过三年；

（三）有关行李灭失或者损坏的请求权，自旅客离船或者应当离船之日起计算。

第二百五十九条
有关船舶租用合同的请求权，时效期间为二年，自知道或者应当知道权利被侵害之日起计算。

第二百六十条
有关海上拖航合同的请求权，时效期间为一年，自知道或者应当知道权利被侵害之日起计算。

第二百六十一条
有关船舶碰撞的请求权，时效期间为二年，自碰撞事故发生之日起计算；本法第一百六十九条第三款规定的追偿请求权，时效期间为一年，自当事人连带支付损害赔偿之日起计算。

第二百六十二条
有关海难救助的请求权，时效期间为二年，自救助作业终止之日起计算。

第二百六十三条
有关共同海损分摊的请求权，时效期间为一年，自理算结束之日起计算。

第二百六十四条
根据海上保险合同向保险人要求保险赔偿的请求权，时效期间为二年，自保险事故发生之日起计算。

第二百六十五条
有关船舶发生油污损害的请求权，时效期间为三年，自损害发生之日起计算；但是，在任何情况下时效期间不得超过从造成损害的事故发生之日起六年。

第二百六十六条
在时效期间的最后六个月内，因不可抗力或者其他障碍不能行使请求权的，时效

中止。自中止时效的原因消除之日起，时效期间继续计算。

第二百六十七条
时效因请求人提起诉讼、提交仲裁或者被请求人同意履行义务而中断。但是，请求人撤回起诉、撤回仲裁或者起诉被裁定驳回的，时效不中断。

请求人申请扣船的，时效自申请扣船之日起中断。

自中断时起，时效期间重新计算。

第十四章 涉外关系的法律适用

第二百六十八条
中华人民共和国缔结或者参加的国际条约同本法有不同规定的，适用国际条约的规定；但是，中华人民共和国声明保留的条款除外。

中华人民共和国法律和中华人民共和国缔结或者参加的国际条约没有规定的，可以适用国际惯例。

第二百六十九条
合同当事人可以选择合同适用的法律，法律另有规定的除外。合同当事人没有选择的，适用与合同有最密切联系的国家的法律。

第二百七十条
船舶所有权的取得、转让和消灭，适用船旗国法律。

第二百七十一条 船舶抵押权适用船旗国法律。

船舶在光船租赁以前或者光船租赁期间，设立船舶抵押权的，适用原船舶登记国的法律。

第二百七十二条 船舶优先权，适用受理案件的法院所在地法律。

第二百七十三条 船舶碰撞的损害赔偿，适用侵权行为地法律。

船舶在公海上发生碰撞的损害赔偿，适用受理案件的法院所在地法律。

同一国籍的船舶，不论碰撞发生于何地，碰撞船舶之间的损害赔偿适用船旗国法律。

第二百七十四条 共同海损理算，适用理算地法律。

第二百七十五条
海事赔偿责任限制，适用受理案件的法院所在地法律。

第二百七十六条
依照本章规定适用外国法律或者国际惯例，不得违背中华人民共和国的社会公共利益。

第十五章 附则

第二百七十七条
本法所称计算单位，是指国际货币基金组织规定的特别提款权；其人民币数额为法院判决之日、仲裁机构裁决之日或者当事人协议之日，按照国家外汇主管机关规定的国际货币基金组织的特别提款权对人民币的换算办法计算得出的人民币数额。

第二百七十八条 本法自１９９３年７月１日起施行。

船舶发生海上事故，危及在船人员和财产的安全时，船长应当组织船员和其他在船人员尽力施救。在船舶的沉没、毁灭不可避免的情况下，船长可以作出弃船决定；但是，除紧急情况外，应当报经船舶所有人同意。

弃船时，船长必须采取一切措施，首先组织旅客安全离船，然后安排船员离船，船长应当最后离船。在离船前，船长应当指挥船员尽力抢救航海日志、机舱日志、油类记录簿、无线电台日志、本航次使用过的海图和文件，以及贵重物品、邮件和现金。

第三十九条
船长管理船舶和驾驶船舶的责任，不因引航员引领船舶而解除。

第四十条
船长在航行中死亡或者因故不能执行职务时，应当由驾驶员中职务最高的人代理船长职务；在下一个港口开航前，船舶所有人应当指派新船长接任。

第四章 海上货物运输合同

第一节 一般规定

第四十一条
海上货物运输合同，是指承运人收取运费，负责将托运人托运的货物经海路由一港运至另一港的合同。

第四十二条 本章下列用语的含义：

（一）“承运人”,是指本人或者委托他人以本人名义与托运人订立海上货物运输合同的人。

（二）“实际承运人”，是指接受承运人委托，从事货物运输或者部分运输的人，包括接受转委托从事此项运输的其他人。

（三）“托运人”是指：

1、本人或者委托他人以本人名义或者委托他人为本人与承运人订立海上货物运输合同的人；

2、本人或者委托他人以本人名义或者委托他人为本人将货物交给与海上货物运输合同有关的承运人的人。

（四）“收货人”，是指有权提取货物的人。

（五）“货物”，包括活动物和由托运人提供的用于集装货物的集装箱、货盘或者类似的装运器具。

联运合同的人。

第一百零三条
多式联运经营人对多式联运货物的责任期间，自接收货物时起至交付货物时止。

第一百零四条
多式联运经营人负责履行或者组织履行多式联运合同，并对全程运输负责。

多式联运经营人与参加多式联运的各区段承运人，可以就多式联运合同的各区段运输，另以合同约定相互之间的责任。但是，此项合同不得影响多式联运经营人对全程运输所承担的责任。

第一百零五条
货物的灭失或者损坏发生于多式联运的某一运输区段的，多式联运经营人的赔偿责任和责任限额，适用调整该区段运输方式的有关法律规定。

第一百零六条
货物的灭失或者损坏发生的运输区段不能确定的，多式联运经营人应当依照本章关于承运人赔偿责任和责任限额的规定负赔偿责任。

第五章 海上旅客运输合同

第一百零七条
海上旅客运输合同，是指承运人以适合运送旅客的船舶经海路将旅客及其行李从一港运送至另一港，由旅客支付票款的合同。

第一百零八条 本章下列用语的含义：

（一）“承运人”，是指本人或者委托他人以本人名义与旅客订立海上旅客运输合同的人。

（二）“实际承运人”，是指接受承运人委托，从事旅客运送或者部分运送的人，包括接受转委托从事此项运送的其他人。

（三）“旅客”，是指根据海上旅客运输合同运送的人；经承运人同意，根据海上货物运输合同，随船护送货物的人，视为旅客。

（四）“行李”，是指根据海上旅客运输合同由承运人载运的任何物品和车辆，但是活动物除外。

（五）“自带行李”，是指旅客自行携带、保管或者放置在客舱中的行李。

第一百零九条
本章关于承运人责任的规定，适用于实际承运人。本章关于承运人的受雇人、代

出租人违反前款规定的，承租人有权解除合同，并有权要求赔偿因此遭受的损失。

第一百四十七条
在光船租赁期间，承租人负责船舶的保养、维修。

第一百四十八条
在光船租赁期间，承租人应当按照合同约定的船舶价值，以出租人同意的保险方式为船舶进行保险，并负担保险费用。

第一百四十九条
在光船租赁期间，因承租人对船舶占有、使用和营运的原因使出租人的利益受到影响或者遭受损失的，承租人应当负责消除影响或者赔偿损失。

因船舶所有权争议或者出租人所负的债务致使船舶被扣押的，出租人应当保证承租人的利益不受影响；致使承租人遭受损失的，出租人应当负赔偿责任。

第一百五十条
在光船租赁期间，未经出租人书面同意，承租人不得转让合同的权利和义务或者以光船租赁的方式将船舶进行转租。

第一百五十一条
未经承租人事先书面同意，出租人不得在光船租赁期间对船舶设定抵押权。

出租人违反前款规定，致使承租人遭受损失的，应当负赔偿责任。

第一百五十二条
承租人应当按照合同约定支付租金。承租人未按照合同约定的时间支付租金连续超过七日的，出租人有权解除合同，并有权要求赔偿因此遭受的损失。

船舶发生灭失或者失踪的，租金应当自船舶灭失或者得知其最后消息之日起停止支付，预付租金应当按照比例退还。

第一百五十三条
本法第一百三十四条、第一百三十五条第一款、第一百四十二条和第一百四十三条的规定适用于光船租赁合同。

第一百五十四条
订有租购条款的光船租赁合同，承租人按照合同约定向出租人付清租购费时，船舶所有权即归于承租人。

第七章 海上拖航合同

第一百五十五条
海上拖航合同，是指承拖方用拖轮将被拖物经海路从一地拖至另一地，而由被拖

的赔偿超过本条第一款规定的比例的，有权向其他有过失的船舶追偿。

第一百七十条
船舶因操纵不当或者不遵守航行规章，虽然实际上没有同其他船舶发生碰撞，但是使其他船舶以及船上的人员、货物或者其他财产遭受损失的，适用本章的规定。

第九章 海难救助

第一百七十一条
本章规定适用于在海上或者与海相通的可航水域，对遇险的船舶和其他财产进行的救助。

第一百七十二条 本章下列用语的含义：

（一）“船舶”，是指本法第三条所称的船舶和与其发生救助关系的任何其他非用于军事的或者政府公务的船艇。

（二）“财产”，是指非永久地和非有意地依附于岸线的任何财产，包括有风险的运费。

（三）“救助款项”，是指依照本章规定，被救助方应当向救助方支付的任何救助报酬、酬金或者补偿。

第一百七十三条
本章规定，不适用于海上已经就位的从事海底矿物资源的勘探、开发或者生产的固定式、浮动式平台和移动式近海钻井装置。

第一百七十四条
船长在不严重危及本船和船上人员安全的情况下，有义务尽力救助海上人命。

第一百七十五条
救助方与被救助方就海难救助达成协议，救助合同成立。

遇险船舶的船长有权代表船舶所有人订立救助合同。遇险船舶的船长或者船舶所有人有权代表船上财产所有人订立救助合同。

第一百七十六条
有下列情形之一，经一方当事人起诉或者双方当事人协议仲裁的，受理争议的法院或者仲裁机构可以判决或者裁决变更救助合同：

（一）合同在不正当的或者危险情况的影响下订立，合同条款显失公平的；

（二）根据合同支付的救助款项明显过高或者过低于实际提供的救助服务的。

（一）船舶共同海损牺牲的金额，按照实际支付的修理费，减除合理的以新换旧的扣减额计算。船舶尚未修理的，按照牺牲造成的合理贬值计算，但是不得超过估计的修理费。

船舶发生实际全损或者修理费用超过修复后的船舶价值的，共同海损牺牲金额按照该船舶在完好状态下的估计价值，减除不属于共同海损损坏的估计的修理费和该船舶受损后的价值余额计算。

（二）货物共同海损牺牲的金额，货物灭失的，按照货物在装船时的价值加保险费加运费，减除由于牺牲无需支付的运费计算。货物损坏，在就损坏程度达成协议前售出的，按照货物在装船时的价值加保险费加运费，与出售货物净得的差额计算。

（三）运费共同海损牺牲的金额，按照货物遭受牺牲造成的运费的损失金额，减除为取得这笔运费本应支付，但是由于牺牲无需支付的营运费用计算。

第一百九十九条
共同海损应当由受益方按照各自的分摊价值的比例分摊。

船舶、货物和运费的共同海损分摊价值，分别依照下列规定确定：

（一）船舶共同海损分摊价值，按照船舶在航程终止是的完好价值，减除不属于共同海损的损失金额计算，或者按照船舶在航程终止时的实际价值，加上共同海损牺牲的金额计算。

（二）货物共同海损分摊价值，按照货物在装船时的价值加保险费加运费，减除不属于共同海损的损失金额和承运人承担风险的运费计算。货物在抵达目的港以前售出的，按照出售净得金额，加上共同海损牺牲的金额计算。

旅客的行李和私人物品，不分摊共同海损。

（三）运费分摊价值，按照承运人承担风险并于航程终止时有权收取的运费，减除为取得该项运费而在共同海损事故发生后，为完成本航程所支付的营运费用，加上共同海损牺牲的金额计算。

第二百条
未申报的货物或者慌报的货物，应当参加共同海损分摊；其遭受的特殊牺牲，不得列入共同海损。

不正当地以低于货物实际价值作为申报价值的，按照实际价值分摊共同海损；在发生共同海损牺牲时，按照申报价值计算牺牲金额。

第二百零一条
对共同海损特殊牺牲和垫付的共同海损特殊费用，应当计算利息。对垫付的共同海损特殊费用，除船员工资、给养和船舶消耗的燃料、物料外，应当计算手续费。

第二百零二条
经利益关系人要求，各分摊方应当提供共同海损担保。

以提供保证金方式进行共同海损担保的，保证金应当交由海损理算师以保管人名义存入银行。

保证金的提供、使用或者退还，不影响各方最终的分摊责任。

第二百零三条
共同海损理算，适用合同约定的理算规则；合同未约定的，适用本章的规定。

第十一章 海事赔偿责任限制

第二百零四条
船舶所有人、救助人，对本法第二百零七条所列海事赔偿请求，可以依照本章规定限制赔偿责任。

前款所称的船舶所有人，包括船舶承租人和船舶经营人。

第二百零五条
本法第二百零七条所列海事赔偿请求，不是向船舶所有人、救助人本人提出，而是向他们对其行为、过失负有责任的人员提出的，这些人员可以依照本章规定限制赔偿责任。

第二百零六条
被保险人依照本章规定可以限制赔偿责任的，对该海事赔偿请求承担责任的保险人，有权依照本章规定享受相同的赔偿责任限制。

第二百零七条
下列海事赔偿请求，除本法第二百零八条和第二百零九条另有规定外，无论赔偿责任的基础有何不同，责任人均可以依照本章规定限制赔偿责任：

（一）在船上发生的或者与船舶营运、救助作业直接相关的人身伤亡或者财产的灭失、损坏，包括对港口工程、港池、航道和助航设施造成的损坏，以及由此引起的相应损失的赔偿请求；

（二）海上货物运输因迟延交付或者旅客及其行李运输因迟延到达造成损失的赔偿请求；

（三）与船舶营运或者救助作业直接相关的，侵犯非合同权利的行为造成其他损

Maritime Code of the People's Republic of China

Contents

Chapter 1 General Provisions

Article 1
This Code is enacted with a view to regulating the relations arising from maritime transport and those pertaining to ships, to securing and protecting the legitimate rights and interests of the parties concerned, and to promoting the development of maritime transport, economy and trade.

Article 2
"Maritime transport" as referred to in this Code means the carriage of goods and passengers by sea, including the sea-river and river-sea direct transport.

The provisions concerning contracts of carriage of goods by sea as contained in Chapter IV of this Code shall not be applicable to the maritime transport of goods between the ports of the People's Republic of China.

Article 3
" Ship" as referred to in this Code means seagoing ships and other mobile units, but dose not include ships or craft to be used for military or public service purposes, nor small ships of less than 20 tons gross tonnage.

The term " ship" as referred to in the preceding paragraph shall also include ship's apparels.

Article 4
Maritime transport and towage services between the ports of the People's Republic of China shall be undertaken by ships flying the national flag of the People's Republic of China, except as otherwise provided for by laws or administrative rules and regulations.

No foreign ships may engage in the maritime transport or towage services between the ports of the People's Republic of China, unless permitted by the competent authorities of transport and communications under the State Council.

Article 5
Ships are allowed to sail under the national flag of the People's Republic of China after being registered, as required by law, and granted the nationality of the People's Republic of China.

Ships illegally flying the national flag of the People's Republic of China shall be prohibited and fined by the authorities concerned.

Article 6
All matters pertaining to maritime transport shall be administered by the competent authorities of transport and communications under the State Council. The specific measures governing such administration shall be worked out by such authorities and implemented after being submitted to and approved by the State Council.

Chapter II Ships
Section 1 Ownership of Ships

Article 7
The ownership of a ship means the shipowner's rights to lawfully possess, utilize, profit from and dispose of the ship in his ownerships.

Article 8
With respect to a State-owned ship operated by an enterprise owned by the whole people having a legal person status granted by the State, the provisions of this Code regarding the shipowner shall apply to that legal person.

Article 9
The acquisition, transference or extinction of the ownership of a ship shall be registered at the ship registration authorities; no acquisition, transference or extinction of the ship's ownership shall act against a third party unless registered.

The transference of the ownership of a ship shall be made by a contract in writing.

Article 10
Where a ship is jointly owned by two or more legal persons or individuals, the joint ownership thereof shall be registered at the shop registration authorities. The joint ownership of the ship shall not act against a third party unless registered.

Section 2 Mortgage of Ships

Article 11
The right of mortgage with respect to a ship is the right of preferred compensation enjoyed by the mortgagee of that ship from the proceeds of the auction sale made in accordance with law where and when the mortgagor fails to pay his debt to the mortgagee secured by the mortgage of that ship.

Article 12
The owner of a ship or those authorized thereby may establish the mortgage of the ship.

The mortgage of a ship shall be established by a contract in writing.

Article 13
The mortgage of a ship shall be established by registering the mortgage of the ship with the ship registration authorities jointly by the mortgagee and the mortgagor. No mortgage may act against a third party unless registered.

The main items for the registration of the mortgage of a ship shall be:

(1) Name or designation and address of the mortgagee and the name or designation and address of the mortgagor of the ship.

(2) Name and nationality of the mortgaged ship and the authorities that issued the certificate of ownership and the certificate number thereof;

(3) Amount of debt secured, the interest rate and the period for the repayment of the debt.

Information about the registration of mortgage of ships shall be accessible for consultation by the public.

Article 14
Mortgage may be established on a ship under construction.

In registering the mortgage of a ship under construction, the building contract of the said ship shall as well be submitted to the ship registration authorities.

Article 15
The mortgaged ship shall be insured by the mortgagor unless the contract provides otherwise. In case the ship is not insured, the mortgagee has the right to place the ship under insurance coverage and the mortgagor shall pay for the premium thereof.

Article 16
The establishment of mortgage by the joint owners of a ship shall, unless otherwise agreed upon among the joint owners, be subject to the agreement of those joint owners who have more than tow thirds of the shares thereof.

The mortgage established by the joint owners of a ship shall not be affected by virtue of the division of ownership thereof.

Article 17
Once a mortgage is established on a ship, the ownership of the mortgaged ship shall not be transferred without the consent of the mortgagee.

Article 18
In case the mortgagee has transferred all or part of his right to debt secured by the mortgaged ship to another person, the mortgage shall be transferred accordingly.

Article 19
Two or more mortgages may be established on the same ship. The ranking of the mortgages shall be determined according to the dates of their respective registrations.

In case two or more mortgages are established, the mortgagees shall be paid out of the proceeds of the auction sale of the ship in the order of registration of their respective mortgages. The mortgages registered on the same date shall rank equally for payment.

Article 20
The mortgages shall be extinguished when the mortgaged ship is lost, With respect to the compensation paid from the insurance coverage on account of the loss of the ship, the mortgagee shall be entitled to enjoy priority in compensation over other creditors.

Section 3 Maritime Liens

Article 21
A maritime lien is the right of the claimant, subject to the provisions of Article 22 of this Code, to take priority in compensation against shipowners, bareboat charterers or ship operators with respect to the ship which gave rise to the said claim.

Article 22
The following maritime claims shall be entitled to maritime liens:

(1) Payment claims for wages, other remuneration, crew repatriation and social insurance costs made by the Master, crew members and other members of the complement in accordance with the relevant labor laws, administrative rules and regulations or labor contracts;
(2) Claims in respect of loss of life or personal injury occurred in the operation of the ship;
(3) Payment claims for ship's tonnage dues, pilotage dues, harbor dues and other port charges;
(4) Payment claims for salvage payment;
(5) Compensation claims for loss of or damage to property resulting from infringing act in the course of the operation of the ship.

Compensation claims for oil pollution damage caused by a ship carrying more than 2,000 tons of oil in bulk as cargo that has a valid certificate attesting that the ship has oil pollution liability insurance coverage or other appropriate financial security are not within the scope of sub-paragraph (5) of the preceding paragraph.

Article 23
The maritime claims set out in paragraph 1 of Article 22 shall be satisfied in the order listed. However, any of the maritime claims set out in sub-paragraph (4) arising later than those under sub-paragraph (1) through (3) shall have priority over those under sub-paragraph (1) through (3). In case there are more than two maritime claims under sub-paragraph (1), (2), (3) or (5) of paragraph 1 of Article 22, they shall be satisfied at the same time regardless of their respective occurrences; where they could not be paid in full, they shall be paid in proportion. Should there be more than two maritime claims under sub-paragraph (4), those arising later shall be satisfied first.

Article 24
The Legal costs for enforcing the maritime liens, the expenses for preserving and selling the ship, the expenses for distribution of the proceeds of sale and other expenses incurred for the common interests of the claimants, shall be deducted and paid first from the proceeds of the auction sale of the ship.

Article 25
A maritime lien shall have priority over a possessory lien, and a possessory lien shall have priority over ship mortgage.

The possessory lien referred to in the preceding paragraph means the right of the ship builder or repairer to secure the building or repairing cost of the ship by means of detaining the ship in his possession when the other party to the contract fails in the performance thereof. The possessory lien shall be extinguished when the ship builder or repairer on longer possesses the ship he has built or repaired.

Article 26
Maritime liens shall not be extinguished by virtue of the transfer of the ownership of the ship, except those that have not been enforced within 60 days of a public notice on the transfer of the ownership of the ship made by a court at the request of the transferee when the transfer was effected.

Article 27
In case the maritime claims provided for in Article 22 of this Code are transferred, the maritime liens attached thereto shall be transferred accordingly.

Article 28
A maritime lien shall be enforced by the court by arresting the ship that gave rise to the said maritime lien.

Article 29
A maritime lien shall, except as provided for in Article 26 of this code, be extinguished under one of the following circumstances:

(1) The maritime claim attached by a maritime lien has not been enforced within one year of the existence of such maritime lien;
(2) The ship in question has been the subject of a forced sale by the court;
(3) The ship has been lost.

The period of one year specified in sub-paragraph (1) of the preceding paragraph shall not be suspended or interrupted.

Article 30
The provisions of this Section shall not affect the implementation of the limitation of liability for maritime claims provided for in Chapter XI of this Code.

Chapter III Crew

Section 1 Basic Principles

Article 31
The term "crew" means the entire complement of the ship, including the Master.

Article 32
The Master, deck officers, chief engineer, engineers, electrical engineer and radio operator must be those in possession of appropriate certificates of competency.

Article 33
Chinese "crew" engaged in international voyages must possess Seaman's Book and other relevant certificates issued by the harbor superintendency authorities of the People's Republic of China.

Article 34
In the absence of specific stipulations in this Code as regards the employment of the crew as well as their labor-related rights and obligations, the provisions of the relevant laws and administrative rules and regulations shall apply.

Section 2 The Master

Article 35
The Master shall be responsible for the management and navigation of the ship.

Orders given by the Master within the scope of his functions and powers must be carried out by other members of the crews, the passengers and all persons on board.

The Master shall take necessary measures to protect the ship and all persons on board, the documents, postal matters, the goods as well as other property carried.

Article 36
To ensure safety of the ship and all persons on board, the Master shall be entitled to confine or take other necessary measures against those who have committed crimes or violated laws or regulations on board, and to guard against their concealment, destruction or forging of evidence.

The Master, having taken actions as referred to in the preceding paragraph of this Article, shall make a written report of the case, which shall bear signatures of the Master himself and of two or more others on board, and shall be handed over, together with the offender, to the authorities concerned for disposition.

Article 37
The Master shall make entries in the log book of any occurrence of birth or death on board and shall issue a certificate to that effect in the presence of two witnesses. The death certificate shall be attached with a list of personal belongings of the deceased, and attestation shall be given by the Master to the will, if any, of the deceased. Both the death certificate and the will shall be taken into safe keeping by the Master and handed over to the family members of the deceased or the organizations concerned.

Article 38
Where a sea casualty has occurred to a ship ad the life ad property on board have thus been threatened, the Master shall, with crew members and other persons on board under his command, make best efforts to run to the rescue, Should the foundering and loss of the ship have become inevitable, the Master may decide to abandon the ship. However, such abandonment shall be reported to the shipowner for approval except in case of emergency.

Upon abandoning the ship, the Master must take all measures firs to make the passengers safely evacuate from the ship in an organized manner, then make arrangement for crew members to evacuate, while the Master shall be the last to evacuated. Before leaving the ship, the Master shall direct the crew members to do their utmost to rescue the deck log book, the engine log book, the oil record book, the charts, documents and papers used in the current voyage, as well as valuables, postal matters and cash money.

Article 39
The duty of the Master in the management and navigation of the ship shall not be absolved even with the presence of a piloting the ship.

Article 40
Should death occur to the Master or the Master be unable to perform his duties for whatever reason, the deck officer with the highest rank shall act as the Master; before the ship sails from its next port of call, the shipower shall appoint a new Master to replace him.

Chapter IV Contract of Carriage of Goods by Sea

Section 1 Basic Principles

Article 41
A contract of carriage of goods by sea is a contract under which the carrier, against payment of freight, undertakes to carry by sea the goods contracted for shipment by the shipper from one port to another.

Article 42
For the purposes of this Chapter:
(1) "Carrier" means the person by whom or in whose name a contract of carriage of goods by sea has been concluded with a shipper;
(2) "Actual carrier" means the person to whom the performance of carriage of goods, or part thereof, has been entrusted by the carrier, and includes any other person to whom such performance has been entrusted under a sub-contract;
(3) "Shipper" means:
a) The person by whom or in whose name or on whose behalf a contract of carriage of goods by sea has been concluded with a carrier;

b) The person by whom or in whose name or on whose behalf the goods have been delivered to the carrier involved in the contract of carriage of goods by sea;

(4) "Consignee" means the person who is entitled to take delivery of the goods;

(5) "Goods" includes live animals and containers, pallets or similar articles of transport supplied by the shipper for consolidating the goods.

Article 43

The carrier or the shipper may demand confirmation of the contract of carriage of goods by sea in writing. However, voyage charter shall be made in writing. Telegrams, telexes and telefaxes have the effect of something in writing.

Article 44

Any stipulation in a contract of carriage of goods by sea or a bill of lading or other similar documents evidencing such contract that derogates from the provisions of this Chapter shall be null and void. However, such nullity ad voidance shall not affect the validity of other provisions of the contract or the bill of lading or other similar documents. A clause assigning the benefit of insurance of the goods in favor of the carrier or any similar clause shall be null and void.

Article 45

The provisions of Article 44 of the Code shall not prejudice the increase of duties and obligations by the carrier besides those set out in this Chapter.

Section 2 Carrier's Responsibilities

Article 46

The responsibilities of the carrier with regard to the goods carried in containers covers the entire period during which the carrier is in charge of the goods, starting form the time the carrier has taken over the goods at the port of loading, until the goods have been delivered at the port of discharge. The responsibility of the carrier with respect to non-containerized goods covers the period during which the carrier is in charge of the goods, starting form the time of loading of the goods onto the ship until the time the goods are discharged therefrom. During the period the carrier is in charge of the goods, the carrier shall be liable for the loss of or damage to the goods, except as otherwise provided for in this Section.

The provisions of the preceding paragraph shall not prevent the carrier from entering into any agreement concerning carrier's responsibilities with regard to non-containerized goods prior to loading onto and after discharging from the ship.

Article 47

The carrier shall, before and at the beginning of the voyage, exercise due diligence to make the ship seaworthy, properly man, equip and supply the ship and to make the holds, refrigerating and cool chambers and all other parts of the ship in which goods are carried, fit and safe for their reception, carriage and preservation.

Article 48
The carrier shall properly and carefully load, handle, stow, carry, keep, care for and discharge the goods carried.

Article 49
The carrier shall carry the goods to the port of discharge on the agreed or customary or geographically direct route.

Any deviation in saving or attempting to save life or property at sea or any reasonable deviation shall not be deemed to be an act deviating from the provisions of the preceding paragraph.

Article 50
Delay in delivery occurs when the goods have not been delivered at the designated port of discharge within the time expressly agreed upon.

The carrier shall be liable for the loss of or damage to the goods caused by delay in delivery due to the fault of the carrier, except those arising or resulting from causes for which the carrier is not liable as provided for in the relevant Articles of this Chapter.

The carrier shall be liable for the economic losses caused by delay in delivery of the goods due to the fault of the carrier, even if no loss of or damage to the goods had actually occurred, unless such economic losses had occurred from causes for which the carrier is not liable as provided for in the relevant Articles of this Chapter.

The person entitled to make a claim for the loss of goods may treat the goods as lost when the carrier has not delivered the goods within 60 days from the expiry of the time for delivery specified in paragraph 1 of this Article.

Article 51
The carrier shall not be liable for the loss of or damage to the goods occurred during the period of carrier's responsibility arising or resulting from any of the following causes:

(1) Fault of the Master, crew members, pilot or servant of the carrier in the navigation or management of the ship;
(2) Fire, unless caused by the actual fault of the carrier;
(3) Force majeure and perils, dangers and accidents of the sea or other navigable waters;
(4) War or armed conflict;
(5) Act of the government or competent authorities, quarantine restrictions or seizure under legal process;
(6) Strikes, stoppages or restraint of labor
(7) Saving or attempting to save life or property at sea;
(8) Act of the shipper, owner of the goods or their agents;
(9) Nature or inherent vice of the goods;
(10) Inadequacy of packing or insufficiency or illegibility of marks;
(11) Latent defect of the ship not discoverable by due diligence;

(12) Any other cause arising without the fault of the carrier or his servant or agent.

The carrier who is entitled to exoneration from the liability for compensation as provided for in the preceding paragraph shall, with the exception of the causes given in sub-paragraph (2) bear the burden of proof.

Article 52
The carrier shall not be liable for the loss of or damage to the live animals arising or resulting form the special risks inherent in the carriage thereof. However, the carrier shall be bound to prove that he has fulfilled the special requirements of the shipper with regard to the carriage of the live animals and that under the circumstances of the sea carriage, the loss or damage has occurred due to the special risks inherent therein.

Article 53
Incase the carrier intends to ship the goods on deck, he shall come into an agreement with the shipper or comply with the custom of the trade or the relevant laws or administrative rules and regulations.

When the goods have been shipped on deck in accordance with the provisions of the preceding paragraph, the carrier shall not be liable for the loss of or damage to the goods caused by the special risks involved in such carriage.

If the carrier, in breach of the provision of the first paragraph of this Article, has shipped the goods on deck and the goods have consequently suffered loss or damage, the carrier shall be liable therefore.

Article 54
Where loss or damage or delay in delivery has occurred from causes form which the carrier or his servant or agent is not entitled to exoneration form liability, together with another cause, the carrier shall be liable only to the extent that the loss, damage or delay in delivery which is attributable to the causes from which the carrier is not entitled to exoneration from liability; however, the carrier shall bear the burden of proof with respect to the loss, damage or delay in delivery resulting form the other cause.

Article 55
The amount of indemnity for the loss of the goods shall be calculated on the basis of the actual value of the goods so lost, while that for the damage to the goods shall be calculated on the basis of the difference between the values of the goods before and after the damage, or on the basis of the expenses for the repair.

The actual value shall be the value of the goods at the time of shipment plus insurance and freight.

From the actual value referred to in the preceding paragraph, deduction shall be made, at the time of compensation, of the expenses that had been reduced or avoided as a result of the loss or damage occurred.

Article 56

The carrier's liability for the loss of or damage to the goods shall be limited to an amount equivalent to 666.67 Units of Account per package or other shipping unit, or 2 Units of Account per kilogram of the gross weight of the goods lost or damaged, whichever is the higher, except where the nature and value of the goods had been declared by the shipper before shipment and inserted in the bill of lading, or where a higher amount that the amount of limitation of liability set out in this Article had been agreed upon between the carrier and the shipper.

Where a container, pallet or similar article of transport is used to consolidate goods, the number of packages or other shipping units enumerated in the bill of lading as packed in such article of transport shall be deemed to be the number of packages or shipping units. If not so enumerated, the goods in such article of transport shall be deemed to be one package or on shipping unit.

Where the article of transport is not owned or furnished by the carrier, such article of transport shall be deemed to be one package or one shipping unit.

Article 57

The liability of the carrier for the economic losses resulting form delay in delivery of the goods shall be limited to an amount equivalent to the freight payable for the goods so delayed. Where the loss of or damage to the goods has occurred concurrently with the delay in delivery thereof, the limitation of liability of the carrier shall be that as provided for in paragraph 1 of Article 56 of this Code.

Article 58

The defense and limitation of liability provided for in this Chapter shall apply to any legal action brought against the carrier with regard to the loss of or damage to or delay in delivery of the goods covered by the contract of carriage of goods by sea, whether the claimant is a party to the contract or whether the action is founded in contract or in tort.

The provisions of the preceding paragraph shall apply is the action referred to in the preceding paragraph is brought against the carrier's servant or agent, and the carrier's servant or agent proves that his act was within the scope of his employment on agency.

Article 59

The carrier shall not be entitled to the benefit of the limitation of liability provided for in Article 56 or 57 of this Code if it is proved that the loss, damage or delay in delivery of the goods resulted from an act or omission of the carrier done with the intent to cause such loss, damage or delay or recklessly and with knowledge that such loss, damage or delay would probably result.

The servant or agent of the carrier shall not be entitled to the benefit of limitation of liability provided for in article 56 to 57 of this Code, if it is proved that the loss, damage or delay in delivery resulted form an act or omission of the servant or agent of the carrier

done with the intent to cause such loss, damage or delay or recklessly and with knowledge that such loss, damage or delay would probably result.

Article 60
Where the performance of the carriage or part thereof has been entrusted to an actual carrier, the carrier shall nevertheless remain responsible for the entire carriage according to the provisions of this Chapter. The carrier shall be responsible, in relation to the carriage performed by the actual carrier, for the act or omission of the actual carrier and of his servant or agent acting within the scope of his employment or agency.

Not withstanding the provisions of the preceding paragraph, where a contract of carriage by sea provides explicitly that a specified part of the carriage covered by the said contract is to be performed by a named actual carrier other that the carrier, the contract may nevertheless provide that the carrier shall not be liable for loss, damage or delay in delivery arising form an occurrence which takes place while the goods are in the charge of the actual carrier during such part of the carriage.

Article 61
The provisions with respect to the responsibility of the carrier contained in this Chapter shall be applicable to the actual carrier. Where an action is brought against the servant or agent of the actual carrier, the provisions contained in paragraph 2 of Article 58 and paragraph 2 of Article 59 of this Code shall apply.

Article 62
Any special agreement under which the carrier assumes obligations not provided for in this Chapter or waives rights conferred by this Chapter shall be binding upon the actual carrier when the actual carrier has agreed in writing to the contents thereof. The provisions of such special agreement shall be binding upon the carrier where the actual carrier has agreed to the contents or not.

Article 63
Where both the carrier and the actual carrier are liable for compensation, they shall jointly and severally be liable within the scope of such liability.

Article 64
If claims for compensation have been separately made against the carrier, the actual carrier and their servants or agents with regard to the loss of or damage to the goods, the aggregate amount of compensation shall not be in excess of the limitation provided for in Article 56 of this Code.

Article 65
The provisions of Article 60 through 64 of this Code shall not affect the recourse between the carrier and the actual carrier.

Section 3 Shipper's Responsibilities

Article 66
The shipper shall have the goods properly packed and shall guarantee the accuracy of the description, mark, number of packages or pieces, weight or quantity of the goods at the time of shipment and shall indemnify the carrier against any loss resulting form inadequacy of packing or inaccuracies in the above-mentioned information.

The carrier's right to indemnification as provided for in the preceding paragraph shall not affect the obligation of the carrier under the contract of carriage of goods towards those other than the shipper.

Article 67
The shipper shall perform all necessary procedures at the port, customs, quarantine, inspection or other competent authorities with respect to the shipment of the goods and shall furnish to the carrier all relevant documents concerning the procedures the shipper has gone through. The shipper shall be liable for any damage to the interest of the carrier resulting form the inadequacy or inaccuracy or delay in delivery of such documents.

Article 68
At the time of shipment of dangerous goods, the shipper shall, in compliance with the regulations governing the carriage of such goods, have them properly packed, distinctly marked and labeled and notify the carrier in writing of their proper description, nature and the precautions to the taken. In case the shipper fails to notify the carrier or notified him inaccurately, the carrier may have such goods landed, destroyed or rendered innocuous when and where circumstances so require, without compensation. The shipper shall be liable to the carrier for any loss, damage or expense resulting form such shipment.

Notwithstanding the carrier's knowledge of the nature of the dangerous goods and his consent to carry, he may still have such goods landed, destroyed or rendered innocuous, without compensation, when they become an actual danger to the ship, the crew and other persons on board or to other goods. However, the provisions of this paragraph shall not prejudice the contribution in general average, if any.

Article 69
The shipper shall pay the freight to the carrier as agreed.

The shipper and the carrier may agree on that the freight shall be paid by the consignee. However, such an agreement shall be noted in the transport documents.

Article 70
The shipper shall not be liable for the loss sustained by the carrier or the actual carrier, or for the damage sustained by the ship, unless such loss or damage was caused by the fault of the shipper, his servant or agent.

The servant or agent of the shipper shall not be liable for the loss sustained by the carrier or the actual carrier, or for the damage sustained by the ship, unless the loss or damage was caused by the fault of the servant or agent of the shipper.

Section 4 Transport Documents

Article 71
A bill of lading is a document which serves as an evidence of the contract of carriage of goods by sea and the taking over or loading of the goods by the carrier, and based on which the carrier undertakes to deliver the goods against surrendering the same. A provision in the document stating that the goods are to be delivered to the order of a named person, or to order, or to bearer, constitutes such an undertaking.

Article 72
When the goods have been taken over by the carrier or have been loaded on board, the carrier shall, on demand of the shipper, issue to the shipper a bill of lading.

The bill of lading may be signed by a person authorized by the carrier. A bill of lading signed by the Master of the ship carrying the goods is deemed to have been signed on behalf of the carrier.

Article 73
A bill of lading shall contain the following particulars:

(1) Description of the goods, mark, number of packages or pieces, weight or quantity, and a statement, if applicable, as to the dangerous nature of the goods;
(2) Name and principal place of business of the carrier;
(3) Name of the ship;
(4) Name of the shiper;
(5) Name of the consignee;
(6) Port of loading and the date on which the goods were taken over by the carrier at the port of loading;
(7) Port of discharge;
(8) Place where the goods were taken over and the place where the goods are to be delivered in case of a multimodal transport bill of lading;
(9) Date and place of issue of the bill of lading and the number of originals issued;
(10) Payment of freight
(11) Signature of the carrier or of a person acting on his behalf

In a bill of lading, the lack of one or more particulars referred to in the preceding paragraph does not affect the function of the bill of lading as such, provided that it nevertheless meets the requirements set forth in Article 71 of this Code.

Article 74
If the carrier has issued, on demand of the shipper, a received-for-shipment bill of lading or other similar documents before the goods are loaded on board, the shipper may

surrender the same to the carrier as against a shipped bill of lading when the goods have been loaded on board. The carrier may also note on the received-for-shipment bill of lading with the name of the carrying ship and the date of loading, and, when so noted, the received-for-shipment bill of lading shall be deemed to constitute a shipped bill of lading.

Article 75
If the bill of lading contains particulars concerning the description, mark, number of packages or pieces, weight or quantity of the goods with respect to which the carrier or the other person issuing the bill of lading on his behalf has the knowledge or reasonable grounds to suspect that such particulars do not accurately represent the goods actually received, or, where a shipped bill of lading is issued, loaded, or if he has had no reasonable means of checking, the carrier or such other person may make a note in the bill of lading specifying those inaccuracies, the grounds for suspicion or the lack of reasonable means of checking.

Article 76
If the carrier or the other person issuing the bill of lading on his behalf made no note in the bill of lading regarding the apparent order and condition of the goods, the goods shall be deemed to be in apparent good order and condition.

Article 77
Except for the note made in accordance with the provisions of Article 75 of this Code, the bill of lading issued by the carrier or the other person acting on his behalf is prima facie evidence of the taking over or loading by the carrier of the goods as described therein. Proof to the contrary by the carrier shall not be admissible if the bill of lading has been transferred to a third party, including a consignee, who has acted in good faith in reliance on the description of the goods contained therein.

Article 78
The relationship between the carrier and the holder of the bill of lading with respect to their rights and obligations shall be defined by the clauses of the bill of lading.

Neither the consignee nor the holder of the bill of lading shall be liable for the demurrage, dead freight and all other expenses in respect of loading occurred at the loading port unless the bill of lading clearly states that the aforesaid demurrage, dead freight and all other expenses shall be borne by the consignee and the holder of the bill of lading.

Article 79
The negotiability of a bill of lading shall be governed by the following provisions:

(1) A straight bill of lading is not negotiable;
(2) An order bill of lading may be negotiated with endorsement to order or endorsement in blank;
(3) A bearer bill of lading is negotiable without endorsement.

Article 80
Where a carrier has issued a document other than a bill of lading as an evidence of the receipt of the goods to be carried, such a document is prima facie evidence of the conclusion of the contract of carriage of goods by sea and the taking over by the carrier of the goods as described therein.

Such documents issued by the carrier shall not be negotiable.

Section 5 Delivery of Goods

Article 81
Unless notice of loss or damage is given in writing by the consignee to the carrier at the time of delivery of the goods by carrier to the consignee, such delivery shall be deemed to be prima facie evidence of the delivery of the goods by the carrier as described in the transport documents and of the apparent good order and condition of such goods.

Where the loss of or damage to the goods is not apparent, the provisions of the preceding paragraph shall apply if the consignee has not given the notice in writing within 7 consecutive days from the next day of the delivery of the goods, or, in the case of containerized goods, within 15 days from the next day of the delivery thereof.

The notice in writing regarding the loss or damage need not be given if the state of the goods has, at the time of delivery, been the subject of a joint survey or inspection by the carrier and the consignee.

Article 82
The carrier shall not be liable for compensation if no notice on the economic losses resulting form delay in delivery of the goods has been received form the consignee within 60 consecutive days form the next day on which the goods had been delivered by the carrier to the consignee.

Article 83
The consignee may, before taking delivery of the goods at the port of destination, and the carrier may, before delivering the goods at the port of destination, request the cargo inspection agency to have the goods inspected. The party requesting such inspection shall bear the cost thereof but is entitled to recover the same from the party causing any damage.

Article 84
The carrier and the consignee shall mutually provide reasonable facilities for the survey and inspection stipulated in Articles 81 and 83 of this Code.

Article 85
Where the goods have been delivered by the actual carrier, the notice in writing given by the consignee to the actual carrier under Article 81 of this Code shall have the same effect

as that given to the carrier, and that given to the carrier shall have the same effect as that given to the actual carrier.

Article 86
If the goods were not taken delivery of at the port of discharge or if the consignee has delayed or refused the taking delivery of the goods, the Master may discharge the goods into warehouse or other appropriate places, and any expenses or risks arising therefrom shall be borne by the consignee.

Article 87
If the freight, contribution in general average, demurrage to be paid to the carrier and other necessary charges paid by the carrier on behalf of the owner of the goods as well as other charges to be paid to the carrier have not been paid in full, nor has appropriate security been given, the carrier may have a lien, to a reasonable extent, on the goods.

Article 88
If the goods under lien in accordance with the provisions of Article 87 of this Code have not been taken delivery of within 60 days form the next day of the ship's arrival at the port of discharge, the carrier may apply to the court for an order on selling the goods by auction; where the goods are perishable or the expenses for keeping such goods would exceed their value, the carrier may apply for an earlier sale by auction.

The proceeds from the auction shall be used to pay off the expenses for the storage and auction sale of the goods, the freight and other related charges to be paid to the carrier. If the proceeds fall short of such expenses, the carrier is entitled to claim the difference from the shipper, whereas any amount in surplus shall be refunded to the shipper. If there is no way to make the refund and such surplus amount has not been claimed at the end of one complete year after the auction sale, it shall go to the State Treasury.

Section 6 Cancellation of Contract

Article 89
The shipper may request the cancellation of the contract of carriage of goods by sea before the ship sails from the port of loading. However, except as otherwise provided for in the contract, the shipper shall in this case pay half of the agreed amount of freight; if the goods have already been loaded on board, the shipper shall bear the expenses for the loading and discharge and other related charges.

Article 90
Either the carrier or the shipper may request the cancellation of the contract and neither shall be liable to the other if, due to force majeure or other causes not attributable to the fault of the carrier or the shipper, the contract could not be performed prior to the shop's sailing form its port of loading. If the freight has already been paid, it shall be refunded to the shipper, and, if the goods have already been loaded on board, the loading/discharge

expenses shall be borne by the shipper. If a bill of lading has already been issued, it shall be returned by the shipper to the carrier.

Article 91
If, due to force majeure or any other causes not attributable to the fault of the carrier or the shipper, the ship could not discharge its goods at the port of destination as provided for in the contract of carriage, unless the contract provides otherwise, the Master shall be entitled to discharge the goods at a safe port or place near the port of destination and the contract of carriage shall be deemed to have been fulfilled.

The Master shall, it deciding the discharge of the goods, inform the shipper or the consignee concerned and shall take the interests of the shipper or the consignee into consideration.

Section 7 Special Provisions Regarding Voyage Charter Party

Article 92
A voyage charter party is a charter party under which the shipowner charters out and the charterer charters in the whole or part of the ship's space for the carriage by sea of the intended goods form one port to another land the charterer pays the agreed amount of freight.

Article 93
A voyage charter party shall mainly contain, name of the shipowner, name of the charterer, name and nationality of the ship, its bale or grain capacity, description of the goods to be loaded, port of loading, port of destination, laydays, time for loading and discharge, payment of freight, demurrage, dispatch and other relevant matters.

Article 94
The provisions in Article 47 and Article 49 of this Code shall apply to the shipowner under voyage charter party.

The other provisions in this Chapter regarding the rights and obligations of the parties to the contract shall apply to the shipowner and the charterer under voyage charter only in the absence of relevant provisions or in the absence of provisions differing therefrom in the voyage charter.

Article 95
Where the holder of the bill of lading is not the charterer in the case of a bill of lading issued under a voyage charter, the rights and obligations of the carrier and the holder of the bill of lading shall be governed by the clauses of the bill of lading. However, if the clauses of the voyage charter party are incorporated into the bill of lading, the relevant clauses of the voyage charter party shall apply.

Article 96
The shipowner shall provide the intended ship. The intended ship may be substituted with the consent of the charterer. However, if the ship substituted does not meet the requirements of the charter party, the charterer may reject the ship or cancel the charter. Should any damage or loss occur to the charterer as a result of the shipowner's failure in providing the intended ship due to his fault, the shipowner shall be liable for compensation.

Article 97
If the shipowner has failed to provide the ship within the laydays fixed in the charter, the charterer is entitled to cancel the charter party. However, if the shipowner had notified the charterer of the delay of the ship and the expected date of its arrival at the port of loading, the charterer shall notify the shipowner whether to cancel the charter within 48 hours of the receipt of the shipowner's notification.

Where the charterer has suffered losses as a result of the delay in providing the ship due to the fault of the shipowner, the shipowner shall be liable for compensation.

Article 98
Under a voyage charter, the time for loading and discharge and the way of calculation thereof, as well as the rate of demurrage that would incur after the expiration of he laytime and the rate of dispatch money to be paid as a result of the completion of loading or discharge ahead of schedule, shall be fixed by the shipwoner and the charterer upon mutual agreement.

Article 99
The charterer may sublet the ship he chartered, but the rights and obligations under the head charter shall not be affected.

Article 100
The charterer shall provide the intended goods, but he may replace the goods with the consent of the shipowner. However, if the goods replaced is detrimental to the interests of the shipowner, the shipowner shall be entitled to reject such goods and cancel the charter.

Where the shipowner has suffered losses as a result of the failure of the charterer in providing the intended goods, the charterer shall be liable for compensation.

Article 101
The shipowner shall discharge the goods at the port of discharge specified in the charter party. Where the charter party contains a clause allowing the choice of the port of discharge by the charterer, the Master may choose one from among the agreed picked ports to discharge the goods, in case the charterer did not, as agreed in the charter, instruct in time as to the port chosen for discharging the goods. Where the chartereer did not instruct in time as to the chosen port of discharge, as agreed in the charter, and the shipowner suffered losses thereby, the charterer shall beliable for compensaiotn; where the charter has suffered losses as a result of the shipowner's arbitrary choice of a port to

discharge the goods, in disregard of the provisions in the relevant charter, the shipowner shall be liable for compensation.

Section 8 Special Provisions Regarding Multimodal Transport Contract

Article 102
A multimodal transport contract as referred to in this Code means a contract under which the multimodal transport operator undertakes to transport the goods, against the payment of freight for the entire transport, from the place where the goods were received in his charge to the destination and to deliver them to the consignee by two or more different modes of transport, one of which being sea carriage.

The multimodal transport operator as referred to in the preceding paragraph means the person who has entered into a multimodal transport contract with the shipper either by himself or by another person acting on his behalf.

Article 103
The responsibility of the multimodal transport operator with respect to the goods under multimodal transport contract covers the period from the time he takes the goods in his charge to the time of their delivery.

Article 104
The multimodal transport operator shall be responsible for the performance of the multimodal transport contract or the procurement of the performance therefore, and shall be responsible of the entire transport..

The multimodal transport operator may enter into separate contracts with the carriers of the different modes defining their responsibilities with regard to the different sections of the transport under the multimodal transport contracts. However, such separate contracts shall not affect the responsibility of the multimodal transport operator with respect to her entire transport.

Article 105
If loss of or damage to the goods has occurred in a certain section of the transport, the provisions of relevant laws and regulations governing that specific section of the multimodal transport shall be applicable to matters concerning the liability of the multimodal transport operator and the limitation thereof/

Article 106
If the section of transport in which the loss of or damage to the goods occurred could not be ascertained, the multimodal transport operator shall be liable for compensation in accordance with the stipulations regarding the carrier's liability and the limitation thereof as set out in this Chapter.

Chapter V Contract of Carriage of Passengers by Sea

Article 107
A contract of carriage of passengers by sea is a contract whereby the carrier undertakes to carry passengers and their luggage by sea from one port to another by ships suitable for that purpose against payment of fare by the passengers.

Article 108
For the purposes of this Chapter:
(1) "Carrier" means the person by whom or in whose name a contract of carriage of passengers by sea has been entered into with the passenger;
(2) "Actual carrier" means the person by whom the whole or part of the carriage o passengers has been performed as entrusted by the carrier, including those engaged in such carriage under a sub-contract.
(3) "Passenger" means a person carried under a contract of carriage of passengers by sea. With the consent of the carrier, a person supervising the carriage of goods aboard a ship covered by a contract of carriage of goods is regarded as passenger;
(4) "Luggage" means any article or vehicle shipped by the carrier under the contract of carriage of passengers by sea, with the exception of live animals.
(5) "Cabin luggage" means the luggage which the passenger has in his cabin or is otherwise in his possession, custody or control.

Article 109
The provisions regarding the responsibilities of the carrier as contained in this Chapter shall be applicable to the actual carrier, and the provisions regarding the responsibilities of the servant or agent of the carrier as contained in this Chapter shall be applicable to the servant or agent of the actual carrier.

Article 110
The passage ticket serves as an evidence that a contract of carriage of passengers by sea has been entered into.

Article 111
The period of carriage for the carriage of passengers by sea commences from the time of embarkation of the passengers and terminates at the time of their disembarkation, including the period during which the passengers are transported by water from land to the ship or vice versa, if such cost of transport is included in the fare. However, the period of carriage does not include the time when the passengers are at a marine terminal or station or on a quay or in or on any other port installations.

The period of carriage for the cabin luggage of the passengers shall be the same as that stipulated in the preceding paragraph. The period of carriage for luggage other than the cabin luggage commences from the time when the carrier or his servant or agent receives

it into his charge and terminates at the time when the carrier or his servant or agent redelivers it to the passengers.

Article 112
A passenger travelling without a ticket or taking a higher class berth or going beyond the distance paid for shall pay for the fare or the excess fare as required by relevant regulations, and the carrier may, according to the relevant regulations, charge additional fare. Should any passenger refuse to pay, the Master is entitled to order him to disembark at a suitable place and the carrier has the right of recourse against him.

Article 113
No passenger may take on board or pack in their luggage contraband goods or any article of an inflammable, explosive, poisonous, corrosive or radioactive nature or other dangerous goods that would endanger the safety of life and property on board.

The carrier may have the contraband or dangerous goods brought on board by the passenger or packed in his luggage in breach of the provisions of the preceding paragraph discharged, destroyed or rendered innocuous at any time ad at any place or sent over to the appropriate authorities, without being liable for compensation.

The passenger shall be liable for compensation if any loss or damage occurs as a result of his breach of the provisions of paragraph 1 of this Article.

Article114
During the period of carriage of the passengers and their luggage as provided for in Article 111 of this Code, the carrier shall be liable for any casualties of the passengers or any loss of or damage to their luggage resulting form accidents caused by the fault of the carrier or his servant or agent committed within the scope of his employment or agency.

The claimant shall bear the burden of proof regarding the fault of the carrier or his servant or agent, with the exception, however, of the circumstances specified in paragraphs 3 and 4 of his Article.

If casualties of the passengers' or loss of or damage to the passengers' cabin luggage occurred as a result of shipwreck, collision, stranding, explosion, fire or the defect of the ship, unless proof to the contrary has been given by the carrier or his servant or agent, it shall be presumed that the same has committed a fault.

As to any loss of or damage to the luggage other than the passenger's cabin luggage, unless the carrier or his servant or agent proves to the contrary, it shall be presumed that the same has committed a fault, no matter how the loss or damage was caused.

Article 115
If it is proved by the carrier that the death of or personal injury to the passenger or the loss of or damage to his luggage was caused by the fault of the passenger himself or the

faults of the carrier and the passenger combined, the carrier's liability may be exonerated or appropriately mitigated.

If it is proved by the carrier that the death of or personal injury to the passenger or the loss of or damage to the passenger's luggage was internationally caused by the passenger himself, or the death or personal injury was due to his health condition, the carrier shall not be liable therefor.

Article 116
The carrier shall not be liable for any loss of or damage to the damage to the monies, gold, silver, jewelry, negotiable securities or other valuables of the passengers.

If the passenger has entrusted the above-mentioned valuables to the safe-keeping of the carrier under an agreement for that purpose, the carrier shall be liable for compensation in accordance with the provisions of Article 117 of this Code. Where the limitation of liability agreed upon between the carrier and the passenger in writing is higher than that set out in Article 117 of this Code, the carrier shall make the compensation in accordance with the higher amount.

Article 117
Except the circumstances specified in paragraph 4 of this Article, the limitation of liability of the carrier under each carriage of passengers by sea shall be governed by the following:

(1) For death of or personal injury to the passenger: not exceeding 46,666 Units of Account per passenger;
(2) For loss of or damage to the passengers' cabin luggage: not exceeding 833 Units of Account per passenger;
(3) For loss of or damage to the passengers' vehicles including the luggage carried therein: not exceeding 3,333 Units of Account per vehicle;
(4) For loss of or damage to luggage other than those described in sub-paragraphs (2) and (3) above: not exceeding 1,200 Units of Account per passenger;

An agreement may be reached between the carrier and the passengers with respect to the deductibles applicable to the compensation for loss of or damage to the passengers' vehicles and luggage other than their vehicles. However, the deductible with respect to the loss of or damage to the passengers' vehicles shall not exceed 117 Units of Account per vehicle, whereas the deductible for the loss of or damage to the luggage other than the vehicle shall not exceed 13 Units of Account per piece of luggage per passenger. In calculating the amount of compensation for the loss of or damage to the passenger's vehicle or the luggage other than the vehicle, deduction shall be made of the agreed deductibles the carrier is entitled to.

A higher limitation of liability than that set out in sub-paragraph (1) above may be agreed upon between the carrier and the passenger in writing.

The limitation of liability of the carrier with respect to the carriage of passengers by sea between the ports of the People's Republic of China shall be fixed by the competent authorities of transport and communications under the State Council and implemented after its being submitted to and approved by the State Council.

Article 118
If it is proved that the death of or personal injury to the passenger or the loss of or damage to the passenger's luggage resulted form a reckless act or omission of the carrier done of intent or with knowledge that such death or personal injury or such loss or damage would probably result, the carrier shall not invoke the provisions regarding the limitations of liability contained in Articles 116 and 117 of this Code.

If it is proved that the death of or personal injury to the passenger or the loss of or damage to the passenger's luggage resulted form a reckless act or omission of the servant or agent of the carrier done of intent or with knowledge that such death or personal injury or such loss or damage would probably result, the servant or agent of the carrier shall not invoke the provision regarding the limitation of liability contained in Articles 116 and 117 of this Code.

Article 119
In case of apparent damage to the luggage, the passenger shall notify the carrier or his servant or agent in writing according to the following:

(1) Notice with respect to cabin luggage shall be made before or at the time of his embarkation;
(2) Notice regarding luggage other than cabin luggage shall be made before or at the time of redelivery thereof.

If the damage to the luggage is not apparent and it is difficult for the passenger to discover such damage at the time of his disembarkation or of the redelivery of the luggage, or if the luggage has been lost, the passenger shall notify the carrier or his servant or agent in writing within 15 days from the next day of disembarkation of the passenger or of the redelivery of the luggage.

If the passenger fails to send in the notice in wiring in time in accordance with the provisions of sub-paragraphs (1) and (2) of this Article, it shall be presumed that the luggage has been received undamaged, unless proof to the contrary is made.

Where the luggage has been jointly surveyed or inspected by the passenger and the carrier at the time of redelivery thereof, the above-mentioned notice need not be given.

Article 120
With regard to the claims made to the carrier's servant or agent, such servant or agent shall be entitled to invoke the provisions regarding defense and limitation of liability contained in Articles 115, 116 and 117 of this Code if such servant or agent proves that his act or omission was within the scope of his employment or agency.

Article 121
Where the performance of the carriage of passengers or part thereof has been entrusted by the carrier to an actual carrier, the carrier shall, as stipulated in this Chapter, remain liable for the entire carriage. Where the carriage is performed by the actual carrier, the carrier shall be liable for the act or omission of the actual carrier or the act or omission within the scope of his employment or agency of his servant or agent.

Article 122
Any special agreement under which the carrier assumes obligations not provided for in this Chapter or waives the rights conferred by this Chapter shall be binding upon the actual carrier where the actual carrier has expressly agreed in writing to the contents thereof. Such a special agreement shall be binding upon the carrier whether the actual carrier has agreed to its contents or not.

Article 123
Where both the carrier and the actual carrier are liable for compensation, they shall be liable jointly and severally within the scope of such liability.

Article 124
Where separate claims have been brought against the carrier, the actual carrier and their servants or agents with respect to the death of or personal injury to the passengers or the loss of or damage to their luggage, the aggregate amount of compensation shall not be in excess of the limitation prescribed in Article 117 of this Code.

Article 125
The provisions of Article 121 through 124 of this code shall not affect the right of recourse between the carrier and the actual carrier.

Article 126
Any of the following clauses contained in a contract of carriage of passengers by sea shall be null and void;

(1) Any clause that exonerates the statutory responsibility of the carrier in respect of the passenger;
(2) Any clause that reduces the limitation of liability of the carrier as contained in this Chapter
(3) Any clause that contains provisions contrary to those of this Chapter concerning burden of proof;
(4) Any clause that restricts the right of claim of the passenger.

The nullity and voidance of the clauses set out in the preceding paragraph shall not prejudice the validity of the other clauses of the contract.

Chapter VI Charter Parties

Section 1 Basic Principles

Article 127
The provisions concerning the rights and obligations of the **shipowner** and the **charterer** in this Chapter shall apply only when there are or no stipulations or no different stipulations in this regard in the charter party.

Article 128
Charter parties including time charter parities and **bareboat** charter parties shall be concluded in writing.

Section 2 Time Charter Party

Article 129
A time charter party is a contract under which the shipowner provides a designated manned ship to the charterer and the charterer employs the ship during the contractual period for the agreed service against payment of hire.

Article 130
A time charter party mainly contains the name of the shipowner, the name of the charterer; the name, nationality, class, tonnage, capacity, speed and fuel consumption of the ship; the trading area; the agreed service, the contractual period, the time, place and conditions of delivery and redelivery of the ship; the hire and the way of it s payment and other relevant matters.

Article 131
The shipowner shall deliver the ship within the time agreed upon in the charter party.

Where the shipowner acts against the provisions of the preceding paragraph, the charterer is entitled to cancel the charter. However, if the shipowner has notified the charterer of the anticipated delay in delivery and has given an estimated time or arrival of the ship at the port of delivery, the charterer shall notify the shipowner, within 48 hours of the receipt of such notice form the shipowner, of his decision whether to cancel the charter or not.

The shipowner shall be liable for the charterer's loss resulting form the delayed delivery of the ship due to he shipowner's fault.

Article 132
At the time of delivery, the shipowner shall exercise due diligence to make the ship seaworthy. The ship delivered shall be fit for the intended service.

Where the shipowner acts against the provisions in the preceding paragraph, the charterer shall be entitled to cancel the charter and claim any losses resulting therefrom.

Article 133
During the charter period, if the ship is found at variance with the seaworthiness or the other conditions agreed upon in the charter, the shipowner shall take all reasonable measures to have them restored as soon as possible.

Where the ship has not been operated normally for 24 consecutive hours due to its failure to maintain the seaworthiness or the other conditions as agreed upon, the charterer shall not pay the hire for the operating time so lost, unless such failure was caused by the charerer.

Article 134
The charterer shall guarantee that the ship shall be employed in the agreed maritime transport between the safe ports or places within the trading area agreed upon.

If the charterer acts against the provisions of the preceding paragraph, the shipowner is entitled to cancel the charter and claim any losses resulting therefrom.

Article 135
The charterer shall guarantee that the ship shall be employed to carry the lawful merchandise agreed.

Where the ship is employed by the charterer to carry live animals or dangerous goods, a prior consent of the shipowner is required.

The charterer shall be liable for any loss of the shipowner resulting form the charerer's violation of the provisions of paragraph 1 or paragraph 2 of this Article.

Article 136
The charterer shall be entitled to give the Master instructions with respect to the operation of the ship. However, such instructions shall not be inconsistent with the stipulations of the time charter.

Article 137
The charterer may sublet the ship under charter, but he shall notify the shipwoner in time of the sublet. The rights and obligations agreed upon in the head charter shall not be affected by the sub-charter.

Article 138
Where the ownership of the ship under charter has been transferred by the shipowner, the rights and obligations agreed upon under this original charter shall not be affected. However, the shipowner shall inform the charterer thereof in time. After such transfer, the transferee and the charterer shall continue to perform the original charter.

Article 139
Should the ship be engaged in salvage operations during the charter period, the charterer shall be entitled to half of the amount of the payment for salvage operations after deducting therefrom the salvage expenses, compensation for damages the portion due to crew members and other relevant costs.

Article 140
The charterer shall pay the hire as agreed upon in the charter. Where the charter fails t pay the hire agreed upon, the shipowner shall be entitled to chancel the charter party and claim any losses resulting therefrom.

Article 141
In case the charter fails to pay the hire or other sums of money as agreed upon in the charter, the shipower shall have a lien on the charterer's goods, other property on board and earnings form the sub-charter.

Article 142
When the charterer redelivers the ship to the shipowner, the ship shall be in the same good order and condition as it was at the time of delivery, fair wear and tear excepted.

Where, upon redelivery, the ship fails to remain in the same good order and conditions as it was at the time of delivery, the charterer shall be responsible for rehabilitation or for compensation.

Article 143
If, on the basis of a reasonable calculation, a ship may be able to complete its last voyage at around the time of redelivery specified in the charter and probably thereafter, the charterer is entitled to continue to use the ship in order to complete that voyage even if its time of redelivery will be overdue. During the extended period, the charterer shall pay the hire at the rate fixed by the charter, and, if the current market rate of hire is higher than that specified in the charter, the charterer shall pay the hire at the current market rate.

Section 3 Bareboat Charter Party

Article 144
A bareboat charter party is a charter party under which the shipowner provides the charterer with an unmanned ship which the charterer shall possess, employ and operate within an agreed period and for which the charterer shall pay the shipowner the hire.

Article 145
A bareboat charter party mainly contains the name of the shipowner and the name of the charterer; the name, nationality, class, tonnage and capacity of the ship; the trading area, the employment of the ship and the charter period; the time, place and condition of delivery and redelivery; the survey, maintenance and repair of the ship; the hire and its

payment; the insurance of the ship; the time and condition for the termination of the charteer and other relevant matters.

Article 146

The shipowner shall deliver the ship and its certificates to the charterer at the port or place and time as stipulated in the charter party. At the time of delivery, the shipowner shall exercise due diligence to make the ship seaworthy. The ship delivered shall be fit for the agreed service.

Where the shipowner acts against the provisions of the preceding paragraph, the charterer shall be entitled to cancel the charter and claim any losses resulting therefrom.

Article 147

The charter shall be responsible for the maintenance and repair of the ship during the bareboat charter period.

Article 148

During the bareboat charter period, the ship shall be insured, at the value agreed upon in the charter and in the way consented to by the shipowner, by the charterer at his expense.

Article 149

During the bareboat charter period, if the charterer's possession, employment or operation of the ship has affected the interests of the shipowner or cause any losses to the shipowner, the charterer shall be liable for eliminating the effects or compensating for the losses.

Should the ship be arrested due to any disputes over its ownership or debts owed by the shipowner, the shipowner shall guarantee that the interest of the charterer is not affected. The shipowner shall be liable for compensation of any losses suffered by the charterer thereby.

Article 150

During the bareboat charter period, the charterer, without the shipowner's consent in writing, shall not assign the rights and obligations stipulated in the charter or sublet the ship under bareboat charter.

Article 151

The shipowner shall not establish any mortgage of the ship during the bareboat charter period without the prior consent in writing by the charterer.

Where the shipowner acts against the provisions of the preceding paragraph and thereby causes losses to the charterer, the shipowner shall be liable for compensation.

Article 152

The charterer shall pay the hire as stipulated in the charter. In default of payment by the charterer for seven consecutive days or more after the time as agreed in the charter for

such payment, the shipowner is entitled to cancel the charter without prejudice to any claim for the loss arising from the charterer's default.

Should the ship be lost or missing, payment of hire shall cease from the day when the ship was lost or last heard of. Any hire paid in advance shall be refunded in proportion.

Article 153
The provisions of Article 134, paragraph 1 of Article 135, Article 142 and Article 143 of this Code shall be applicable to bareboat chapter parties.

Article 154
The ownerhsip of a ship under bareboat charter containing a lease-purchase clause shall be transferred to the charterer when the charterer has paid off the lease-purchase price to the shipowner as stipulated in the charter.

Chapter VII Contract of Sea Towage

Article 155
A contact of sea towage is a contract whereby the tugowner undertakes to tow an object by sea with a tug form one place to another and the tow party pays the towage.

The provisions of this Chapter shall not be applicable to the towage service rendered to ship within the port area.

Article 156
A contract of sea towage shall be made in writing. Its contents shall mainly include name and address of the tugowner, name and address of the tow party, name and main particulars of the tug and name and main particulars of the object to be towed. horse power of the tug, place of commencement of the towage and the destination, the date of commencement of the twoage, towage price and the way of payment thereof, as well as other relevant matters.

Article 157
The tugowner shall, before and at the beginning of the towage, exercise due diligence to make the tug seaworthy and the towworthy and to properly man the tug and equip it with gears and tow lines and to provide all other necessary supplies and appliances for the intended voyage.

The tow party shall, before and at the beginning of the towage, make all necessary preparations therefor and shall exercise due diligence to make the object to be towed towworthy and shall give a true account of the object to be towed and provide the certificate of towworthiness and other documents issued by the relevant survey and inspection organizations.

Article 158

If before the commencement of the towage service, due to force majeure or other causes not attributable to the fault of either party, the towage contract could not be performed, either party may cancel the contract and neither shall be liable to the other. In such event, the towage price that has already been paid shall be returned to the tow party by the tugowner, unless otherwise agreed upon in the towage contract.

Article 159
If after the commencement of the towage service, due to force majeure or other causes not attributable to the fault of either party, the towage contract could not be performed, either party may cancel the towage contract and neither shall be liable to the other.

Article 160
where the object towed could not reach its destination due to force majeure or other causes not attributable to the fault of either party, unless the towage contract provides otherwise, the tugowner may deliver the object towed to the tow party or its agent at a place near the destination or at a safe port or an anchorage chosen by the Master of the tug, and the contract of towage shall be deemed to have been fulfilled.

Article 161
Where the tow party fails to pay the towage price or other reasonable expenses as agreed, the tugowner shall have a lien on the object towed.

Article 162
In the course of the sea towage, if the damage suffered by the tugowner or the tow party was caused by the fault of one of the parties, the party in fault shall be liable for compensation. If the damage was caused by the faults of both parties, both parties shall be liable for compensation in proportion to the extent of their respective faults.

Notwithstanding the provisions of the preceding paragraph, the tugowner shall not be liable if he proves that the damage suffered by the tow party is due to one of the following causes:

(1) Fault of the Master or other crew members of the tug or the pilot or other servants or agents of the tugowner in the navigation and management of the tug;

(2) Fault of the tug in saving or attempting to save life or property at sea.

The provisions of this Article shall only apply if and when there are no provisions or no different provisions in this regard in the sea towage contract.

Article 163
If death of or personal injury to a third party or damage to property thereof has occurred during the sea towage due to the fault of the tugowner or the tow party, the tugowner and the tow party shall be liable jointly and severally to that third party. Except as otherwise provided for in the towage contract, the party that has jointly and severally paid a compensation in an amount exceeding the proportion for which it is liable shall have the right of recourse against the other party.

Article 164
Where a tugowner towing a barge owned or operated by him to transport goods by sea from one port to another, it shall be deemed as an act of carriage of goods by sea.

Chapter VIII Collision of Ships

Article 165
Collision of ships means an accident arising form the touching of ships at sea or in other navigable waters adjacent thereto.

Ships referred to in the preceding paragraph shall include those non-military or public service ships or craft that collide with the ships mentioned in Article 3 of this Code.

Article 166
After a collision, the Master of each of the ships in collision is bound , so far as he can do so without serious danger to his ship and persons on board to render assistance to the other ship and persons on board.

The Master of each of the ships in collision is likewise bound so far as possible to make known to the other ship the name of his ship, its port of registry, port of departure and port of destination.

Article 167
Neither of the parties shall be liable to the other if the collision is caused by force majeure or other cases not attributable to the fault of either party or if the cause thereof is left in doubt.

Article 168
If the collision is caused by the fault of one of the ships, the one in fault shall be liable therefor.

Article 169
If the colliding ships are all in fault, each ship shall be liable in proportion to the extent of its faults; if the respective faults are equal in proportion or it is impossible to determine the extent of the proportion of the respective faults, the liability of the colliding ships shall be apportioned equally.

The ships in fault shall be liable for the damage to the ship, the goods and other property on board pursuant to the proportion prescribed in the preceding paragraph. Where damage is caused to the property of a third party, the liability for compensation of any of the colliding ships shall not exceed the proportion it shall bear.

If the ships in fault have caused loss of life or personal injury to a third party, they shall be jointly and severally liable therefor. If a ship has paid an amount of compensation in excess of the proportion prescribed in paragraph 1 of this Article, it shall have the right of recourse against the other ship(s) in fault.

Article 170
Where a ship has caused damage to another ship, and person, goods or other property on board either ship, either by the execution or non-execution of a maneuvre or by the non-observance of navigation regulations, even if no collision has actually occurred, the provisions of this Chapter shall apply.

Chapter IX Salvage at Sea

Article 171
The provisions of this Chapter shall apply to salvage operations rendered at sea or any other navigable waters adjacent thereto to ships and other property in distress.

Article 172
For the purposes of this Chapter:

(1) "Ship" means any ship referred to in Article 3 of this Code and any other non-military, public service ship or craft that has been involved in a salvage operation therewith;
(2) "Property" means any property not permanently and intentionally attached to the shoreline and includes freight at risk.
(3) "Payment" means any reward, remuneration or compensation for salvage operations to be paid by the salved party to the salvor pursuant to the provisions of this Chapter.

Article 173
The provisions of this Chapter shall not apply to fixed or floating platforms or mobile offshore drilling units when such platform or units are on location engaged in the exploration or production of sea-bed mineral resources.

Article 174
Every Master is bound, so far as he can do so without serious danger to his ship and persons on board, to render assistance to any person in danger of being lost at sea.

Article 175
A contract for salvage operations at sea is concluded when an agreement has been reached between the salvor and the salved party regarding the salvage operations to be undertaken.

The Master of the ship in distress shall have the authority to conclude a contract for salvage operations on behalf of the shipowner. The Master of the ship in distress or its owner shall have the authority to conclude a contract for salvage operations on behalf of the owner of the property on board.

Article 176

The salvage contract may be modified by a judgment of the court which has entertained the suit brought by either party, or modified by an award of the arbitration organization to which the dispute has been submitted for arbitration upon the agreement of the parties, under any of the following circumstances:

(1) The contract gas been entered into under undue influence or the influence of danger and its terms are obviously inequitable;
(2) The payment under the contract is in an excessive degree too large or too small for the services actually rendered.

Article 177
During the salvage operation, the salvor shall owe a duty to the salved party to:

(1) Carry out the salvage operation with due care;
(2) Exercise due care to prevent or minimize the pollution damage to the environment;
(3) Seek the assistance of other salvors where reasonable necessary;
(4) Accept the reasonable request of the salved party to seek the participation in the salvage operation of other salvors. However, if the request is not well-founded, the amount of payment due to the original salvor shall not be affected.

Article 178
During the salvage operation, the party salved is under an obligation to the salvor to:

(1) cooperate fully with the salvor;
(2) exercise due care to prevent or minimize the pollution damage to the environment;
(3) promptly accept the request of the salvor to take delivery of the ship or property salved when such ship or property has been brought to a place of safety.

Article 179
Where the salvage operations rendered to the distressed ship and other property have had a useful result, the salvor shall be entitled to a reward. Except as otherwise provided for by Article 182 of this Code or by other laws or the salvage contract, the salvor shall not be entitled to the payment if the salvage operations have had no useful result.

Article 180
The reward shall be fixed with a view to encouraging salvage operations, taking into full account the following criteria:

(1) Value of the ship and other property salved;
(2) Skill and efforts of the salvors in preventing or minimizing the pollution damage to the environment;
(3) Measure of success obtained by the salovrs;
(4) Nature and extent of the danger;
(5) Skill and efforts of the salvors in salving the ship, other property and life ;
(6) The time used and expenses and losses incurred by the salvors;
(7) Risk of liability and other risks run by the salvors or their equipment;

(8) Promptness of the salvage services rendered by the salvors;
(9) Availability and use of ships or other equipment intended for salvage operations;
(10)State of readiness and efficiency of the salvor's equipment and the value thereof.

The reward shall not exceed the value of the ship and other property salved.

Article 181

The salved value of the ship and other property means the assessed value of the ship and other property salved or the proceeds of the sale thereof, after deduction of the relevant taxes and customs dues, quarantine expenses, inspection charges as well as expenses incurred in connection with the discharge, storage, assessment of the value and the sale thereof.

The value prescribed in the preceding paragraph does not include the value of the salved personal belongings of the crew and that of the cabin luggage of the passengers.

Article 182

If the salvor has carried out the salvage operations in respect of a ship which by itself or its goods threatened pollution damage to the environment and has failed to earn a reward under Article 180 of this Code at least, equivalent to the special compensation assessable in accordance with this Article, he shall be entitled to special compensation, from the owner of that ship, equivalent to his expenses as herein defined.

If the salvor has carried out the salvage operations prescribed in the preceding paragraph and has prevented or minimized pollution damage to the environment, the special compensation payable by the owner to the salvor under paragraph 1 of this Article may be separately increased, and the increased amount may account for 30% of the expenses incurred by the salvor. The court which has entertained the suit or the arbitration organization may, if it deems necessary and takes into consideration the provisions of paragraph 1 of Article 180 of this Code, render a judgement or an award further increasing the amount of such special compensation, but in no event shall the total increase be more that 100% of the expenses incurred by the salvor.

The salvor's expenses referred to in this Article means the salvor's out-of-pocket expenses reasonably incurred in the salvage operation and the reasonable expenses for the equipment and personnel actually used in the savage operation. In determining the salvor's expenses, the provisions of sub-paragraphs (8), (9) and (10) of paragraph 1 of Article 180 of this Code, shall be taken into consideration.

Under all circumstances, the total special compensation provided for in this Article shall be paid only if such compensation is greater than the reward recoverable by the salvor under Article 180 of this Code, and the amount to be paid shall be the difference between the special compensation and the reward.

If the salvor has been negligent and has thereby failed to prevent or minimize the pollution damage to the environment, the salvor may be totally or partly deprived of the right to the special compensaiton.

Nothing in this Article shall affect the right of recourse on the part of the shipowner against any other parties salved.

Article 183
The salvage reward shall be paid by the owners of the salved ship and other property in accordance with the respective proportions which the salved values of the ship and other property bear to the total salved value.

Article 184
The distribution of salvage reward among the salvors taking part in the same salvage operation shall be made by agreement among such salvors on the basis of the criteria set out in Article 180 of this Code; failing such agreement, the matter may be brought before the court hearing the case of judgement, or, upon the agreement of the parties, submitted to the arbitration organization for an award.

Article 185
The salvors of human life may not demand any remuneration form those whose lives are saved. However, salvors of human life are entitled to a fair share of the payment awarded to the salvor for salving the ship or other property or for preventing or minimizing the pollution damage to the environment.

Article 186
The following salvage operations shall not be entitled to remuneration:

(1) The salvage operation is carried out as a duty to normally perform a towage contract or other service contract , with the exception, however, of providing special services beyond the performance of the above said duty.
(2) The salvage operation is carried out in spite of the express and reasonable prohibition of the part of the Master of the ship in distress, the owner of the ship in question and the owner of the other property.

Article 187
Where the salvage operations have become necessary or more difficult due to the fault of the salvor or where the salvor has committed fraud or other dishonest conduct, the salvor shall be deprived of the whole or part of the payment payable to him.

Article 188
After the completion of the salvage operation, the party salved shall, at request of the salvor, provide satisfactory security for salvage reward and other charges.

Without prejudice to the provisions of the preceding paragraph, the owner of the ship salved shall, before the release of the goods, make best endeavors to cause the owners of the property salved to provide satisfactory security for the share of the payment that they ought to bear.

Without the consent of the salvor, the ship or other property salved shall not be removed from the port or place at which they first arrived after the completion of the salvage operation, until satisfactory security has been provided with respect to the ship or other property salved, as demanded by the slavor.

Article 189

The court or the arbitration organization handling the salvor's claim for payment may, in light of the specific circumstances and under fair and just terms, decide or make an award ordering the party salved to pay on account an appropriate amount to the salvor.

On the basis of the payment on account made by the party salved in accordance with the provisions of the preceding paragraph, the security provided under Article 188 of this Code shall be reduced accordingly.

Article 190

If the party salved has neither made the payment nor provided satisfactory security for the ship and other property salved after 90 days of the salvage, the salvor may apply to the court for an order on forced sale by auction. With respect to the ship or the property salved that can not be kept or can not be properly kept, or the storage charge to be incurred may exceed its value, the salvor may apply for an earlier forced sale by auction.

The proceeds of the sale shall, after deduction of the expenses incurred for the storage and sale, be used for the payment in accordance with the provisions of this Code. The remainder, if any, shall be returned to the party salved, and, if there is no way to return the remainder or if the remainder has not been claimed after one year of the forced sale, the same shall go to the state treasury. In case of any deficiency, the salvor has the right of recourse against the party salved.

Article 191

The provisions of this Chapter shall apply to the salvor's right to the payment for the salvage operation carried out by and for the ships of the same owner.

Article 192

With respect to the salvage operations performed or controlled by the relevant competent authorities of the State, the salvors shall be entitled to avail themselves of the rights and remedies provided for in this Chapter in respect of salvage operations.

Chapter X General Average

Article 193

General average means the extraordinary sacrifice or expenditure intentionally and reasonable made or incurred for the common safety for the purpose of preserving form peril the ship, goods or other property involved in a common maritime adventure.

Loss or damage sustained by the ship or goods through delay, whether on the voyage or subsequently, such as demurrage and loss of market as well as other indirect losses, shall not be admitted as general average.

Article 194
When a ship, after having been damaged in consequence of accident, sacrifice or other extraordinary circumstances, shall have outered a port or place of refuge or returned to its port or place of loading to effect repairs which are necessary for the safe prosecution of the voyage, then the port charges, the wages and maintenance of the crew incurred and the fuel and stores consumed during the extra period of detention in such port or place, as well as the loss or damages and charges arising form the discharge, storage, reloading and handling of the goods, fuel, stores and other property on board in order to have the repairs done shall be allowed as general average.

Article 195
Any extra expense incurred in place of another expense which would have been allowed as general average shall be deemed to be general average and so allowed, but the amount of such expense incurred shall not be in excess of the general average expense avoided.

Article 196
The onus of proof shall be upon the party claiming in general average to show that the loss or expense claimed is properly allowable as general average.

Article 197
Rights to contribution in general average shall not be affected, though the event which gave rise to the sacrifice or expenditure may have been due to the fault of one of the parties to the adventure. However, this shall not prejudice any remedies or defenses which may be open against or to that party in respect of such fault.

Article 198
The amounts of sacrifice of the ship, the goods and the freight shall be respectively determined as follows:

(1) The amount of sacrifice of the ship shall be calculated on the basis of the repair cost of the ship actually paid, from which any reasonable deduction in respect of "new for old" being made. Where the ship has not been repaired after the sacrifice, the reasonable depreciation arising form such damage or loss should be calculated, but not exceeding the estimated cost of repairs.

Where the ship has sustained is an actual total loss or when the cost of repairs would exceed the value of the ship after being repaired, the amount to be allowed as general average shall be the difference between the estimated sound value of the ship after deducting there-from estimated cost of repairing damage which is not general average and the value of the ship in her damaged state which may be measured by the net proceeds of sale, if any.

(2) The amount of a general average sacrifice to goods, where it lost, shall be computed on the bases of the C.I.F. value, less the freight which would have been incurred but for such sacrifice. Where the cargo damaged and it is sold before the agreement made as to the extent of the damage, the amount shall be computed on the basis of the difference between the C.I.F. value and the net proceeds of sale.

(3) The amount of a general average sacrifice for freight shall be computed on the basis of the freight lost owing to the sacrifice to the cargo, less the operating costs of the ship, which would have been incurred but for such sacrifice.

Article 199
General average shall be borne by the different contributing interests on the basis hereinafter provided.

The contributory value of the ship, cargo and freight shall be respectively computed on the following basis:

(1) The contributory value of the ship shall be computed either in accordance with the value of the ship in sound condition at the time and place of the termination of the voyage, less the amount of loss or damage not allowable in general average, or in accordance with the actual net value of the ship at the time and place of the termination of the voyage, plus the amount allowable in general average.

(2) The contributory value of the cargo shall be computed on the basis of the C.I.F. value, less the amount of loss or damage not allowable in general average and the freight at the risk of the carrier, and on the basis of the net proceeds of sale where the cargo was sold before it arrived at a destination, plus the amount of the general average sacrifice.

Passengers' luggage and personal effects shall not contribute to general average.

(3) The contributory value of the freight shall be computed on the basis of the freight at the risk of the carrier and subsequently earned at the termination of the voyage, less the operating costs of the ship corresponding to the extent of the voyage still incomplete at the time of the event giving rise to general average, plus the amount of the sacrifice allowable in general average.

Article 200
Undeclared or falsely declared cargo shall contribute, but extraordinary sacrifice incurred to such cargo, if any, shall not be admitted as general average.

Where the value of the goods has been improperly declared at a value below its actual value, the contribution to general average shall be made on the basis of their actual value and, where a general average sacrifice has occurred, the amount of sacrifice shall be calculated on the basis of the declared value.

Article 201
Interest shall be allowed on general average sacrifice and general average expenses paid on account. A commission shall be allowed for the general average expenses paid on account, except those for the wages and maintenance of the crew and fuel and store consumed.

Article 202
The contributing parties shall provided security for general average contribution at the request of the parties that have an interest therein.

Where the security has been provided in the form of cash deposits, such deposits shall be put in bank by an average adjuster in the name of a trustee.

The provision, use and refund of the deposits shall be without prejudice to the ultimate liability of the contributing parties.

Article 203
The adjustment of general average shall be governed by the average adjustment rules agreed upon in the relevant contract, In the absence of such an agreement in the contract, the relevant provisions contained in this Chapter shall apply.

Chapter XI Limitation of Liability for Maritime Claims

Article 204
Shipowner and salvors may limit their liability in accordance with the provisions of this Chapter for claims set out in Article 207 of this Code.

The shipowners referred to in the preceding paragraph shall include the charterer and the operator of a ship.

Article 205
If the claims set out in Article 207 of this Code are not made against shipowner or salvors themselves but against persons for whose act, neglect or default the shipowners or salvors are responsible, such persons may limit their liability in accordance with the provisions of this Chapter.

Article 206
Where the assured may limit his liability in accordance with the provisions of this Chapter, the insurer liable for the maritime claims shall be entitled to the limitation of liability under this Chapter to the same extent as the assured.

Article 207

Except as provided otherwise in Article 208 and 209 of this Code, with respect to the following maritime claims, the person liable may limit his liability in accordance with the provisions of this Chapter, whatever the basis of liability may be:

(1) Claims in respect of loss of life or personal injury or loss of or damage to property including damage to harbor works, in direct connection with the operation of the ship or with salvage operations, as well as consequential damages resulting therefrom;
(2) Claims in respect of loss resulting from delay in delivery in the carriage of goods by sea or form delay in the arrival of passengers or their luggage;
(3) Claims in respect of other loss resulting from infringement of rights other than contractual rights occurring in direct connection with the operation of the ship or salvage operations;
(4) Claims of a person other than the person liable in respect of measures taken to avert or minimize loss for which the person liable may limit his liability in accordance with the provisions of this Chapter, and further loss cause by such measures.

All the claims set out in the preceding paragraph, whatever the way they are lodged, may be entitled to limitation of liability. However, with respect to the remuneration set out in sub-paragraph (4) for which the person liable pays as agreed upon in the contract, in relation to the obligation for payment, the person liable may not invoke the provisions on limitation of liability of liability of this Article.

Article 208
The provisions of this Chapter shall not be applicable to the following claims:

(1) Claims for salvage payment or contribution in general average;

(2) Claims for oil pollution damage under the International Convention on Civil Liability for Oil Pollution Damage to which the People's Republic of China is a party;

(3) Claims for nuclear damage under the International Convention on Limitation of Liability for Nuclear Damage to which the People's Republic of China is a party;

(4) Claims against the shipowner of a nuclear ship for nuclear damage;

(5) Claims by the servants of the shipowner or salvor, if under the law governing the contract of employment, the shipowner or salvor is not entitled to limit his liability or if he is by such law only permitted to limit his liability to an amount greater than that provided for in this Chapter.

Article 209
A person liable shall not be entitled to limit his liability in accordance with the provisions of this Chapter, if it is proved that the loss resulted form his reckless act or omission done of intent or with knowledge that such loss would probably result.

Article 210

The limitation of liability for maritime claims, except as otherwise provided for in Article 211 of this Code, shall be calculated as follows:

(1) In respect of claims for loss of life or personal injury;

a) 333,000 Units of Account for a ship with a gross tonnage ranging form 300 to 500 tons;
b) For a ship with a gross tonnage in excess of 500 tons, the limitation under a) above shall be applicable to the first 500 tons and the following amounts in addition to that set out under a) shall be applicable to the gross tonnage in excess of 500 tons:

For each ton from 501 to 3,000 tons: 500 Units of Account;
For each ton from 3,001 to 30,000 tons: 333 Units of Account;
For each ton from 30,001 to 70,000 tons: 250 Units of Account;
For each ton excess of 70,000 tons: 167 Units of Account;

(2) In respect of claims other than that for loss of life or personal injury:

a) 167,000 Units of Account for a ship with a gross tonnage ranging from 300 to 500 tons;

b) For a ship with a gross tonnage in excess of 500 tons, the limitation under a) above shall be applicable to the first 500 tons, and the following amounts in addition to that under a) shall be applicable to the part in excess of 500 tons:

For each ton from 501 to 30,000 tons: 167 Units of Account;

For each ton from 30,001 to 70,000 tons: 125 Units of Account;

For each ton in excess of 70,000 tons: 83 Units of Account.

(3) Where the amount calculated in accordance with sub-paragraph (1) above is insufficient for payment of claims for loss of life or personal injury set out therein in full, the amount calculated in accordance with sub-paragraph (2) shall be available for payment of the unpaid balance of claims under sub-paragraph (1), and such unpaid balance shall rank rateably with claims set out under sub-paragraph (2).

(4) However, without prejudice to the right of claims for loss of life or personal injury under sub-paragraph (3), claims in respect of damage to harbor works, basins and waterways and aids to navigation shall have priority over other claims under sub-paragraph (2).

(5) The limitation of liability for any salvor not operating from any ship or for any salvor operating solely on the ship to, or in respect of which, he is rendering salvafe services, shall be calculated according to a gross tonnage of 1,500 tons.

The limitation of liability for ships with a gross tonnage not exceeding 300 tons and those engaging in transport services between the ports of the People's Republic of China as well as those for other coastal operation shall be worked out by the competent authorities of transport and communications under the State Council and implemented after its being submitted to and approved by the State Council.

Article 211
In respect of claims for loss of life or personal injury to passenger carried by sea, the limitation of liability of the shipowner thereof shall be an amount of 46,666 Units of Account multiplied by the number of passengers which the ship is authorized to carry according to the ship's relevant certificate, but the maximum amount of compensation shall not exceed 25,000,000 Units of Account.
The limitation of liability for claims for loss of life or personal injury to passengers carried by sea between the ports of the People's Republic of China shall be worked out by the competent authorities of transport and communications under the State Council and implemented after its being submitted to and approved by the State Council.

Article 212
The limitation of liability under Articles 210 and 211 of this Code shall apply to the aggregate of all claims that may arise on any given occasion against shipowners and salvors themselves, and any person for whose act, neglect or fault the shipowners and the slavors are responsible.

Article 213
Any person liable claiming the limitation of liability under this Code may constitute a limitation fund with a court having jurisdiction. The fund shall be constituted in the sum of such an amount set out respectively in Articles 210 and 211, together with the interest thereon form the date of the occurrence giving rise to the liability until the date of the constitution of the fund.

Article 214
Where a limitation fund has been constituted by a person liable, any person having made a clam against the person liable may not exercise any right to any assets of the person liable. Where any ship or other property belonging to the person constituting the fund has been arrested or attached, or, where a security has been provided by such person, the court shall order without delay the release of the ship arrested or the property attached or the return of the security provided.

Article 215
Where a person entitled to limitation of liability under the provisions of this Chapter has a counter-claim against the claimant arising out of the same occurrence, their respective claims shall be set off against each other and the provisions of this Chapter shall only apply to the balance, if any.

Chapter XII Contract of Marine Insurance

Section 1 Basic Principles

Article 216

A contract of marine insurance is a contact whereby the insurer undertakes, as agreed, to indemnify the loss to the subject matter insured and the liability of the insured caused by perils covered by the insurance against the payment of an insurance premium by the insured.

The covered perils referred to in the preceding paragraph mean any maritime perils agreed upon between the insurer and the insured, including perils occurring in inland rivers or on land which is related to a maritime adventure.

Article 217

A contract of marine insurance mainly includes:

(1) Name of the insurer;
(2) Name of the insured;
(3) Subject matter insured;
(4) Insured value;
(5) Insured amount;
(6) Perils insured against and perils excepted;
(7) Duration of insurance coverage;
(8) Insurance premium.

Article 218

The following items may come under the subject matter of marine insurance:

(1) Ship;
(2) Cargo;
(3) Income from the operation of the ship including freight, charter hire and passenger's fare;
(4) Expected profit on cargo;
(5) Crew's wages and other remuneration;
(6) Liabilities to a third person;
(7) Other property which may sustain loss form a maritime peril and the liability and expenses arising therefrom.

The insurer may reinsure the insurance of the subject matter enumerated in the preceding paragraph. Unless otherwise agreed in the contract, the original insured shall not be entitled to the benefit of the reinsurance.

Article 219

The insurable value of the subject matter insured shall be agreed upon between the insurer and the insured.

Where no insurable value has been agreed upon between the insurer and the insured, the insurable value shall be calculated as follows:

(1) The insurable value of the ship shall be the value of the ship at the time when the insurance liability commences, being the total value of the ship's hull, machinery , equipment, fuel, stores, gear, provisions and fresh water on board as well as the insurance premium;

(2) The insurable value of the goods shall be the aggregate of the invoice value of the cargo or the actual value of the non-trade commodity at the place of shipment, plus freight and insurance premium when the insurance liability commences;

(3) The insurable value of the freight shall be the aggregate of the total amount of freight payable to the carrier and the insurance premium when the insurance liability commences;

(4) The insurable value of other subject matter insured shall be the aggregate of the actual value of the subject matter insured and the insurance premium when the insurance liability commences.

Article 220
The insured amount shall be agreed upon between the insurer and the insured. The insured amount shall not exceed the insured value. Where the insured amount exceeds the insured value, the portion in excess shall be null and void.

Section 2 Conclusion, Termination and

Assignment of Contract

Article 221
A contract of marine insurance comes into being after the insured puts forth a proposal for insurance and the insurer agrees to accept the proposal and the insurer and the insured agree on the terms and conditions of the insurance. The insurer shall issue to the insured an insurance policy or other certificate of insurance in time, and the contents of the contract shall be contained therein.

Article 222
Before the contract is concluded, the insured shall truthfully inform the insurer of the material circumstances which the insured has knowledge of or ought to have knowledge of in his ordinary business practice and which may have a bearing on the insurer in deciding the premium or whether be agrees to sure or not.

The insured need not inform the insurer of the facts which the insurer has known of or the insurer ought to have knowledge of in his ordinary business practice if about which the insurer made no inquiry.

Article 223
Upon failure of the insured to truthfully inform the insurer of the insurer of the material circumstances set forth in paragraph 1 of Article 222 of this Code due to his international

act, the insurer has the right to terminate the contract without refunding the premium. The insurer shall not be liable for any loss arising from the perils insured against before the contract is terminated.

If, not due to the insured's international act, the insured did not truthfully inform the insurer of the material circumstances set out in paragraph 1 of Article 222 of this Code, the insurer has the right to terminate the contract or to demand a corresponding increase in the premium. In case the contract is terminated by the insurer, the insurer shall be liable for the loss arising form the perils insured against which occurred prior to the termination of the contract, except where the material circumstances uninformed or wrongly informed of have an impact on the occurrence of such perils.

Article 224
Where the insured was aware or ought to be aware that the subject matter insured had suffered a loss due to the incidence of a peril insured against when the contract was concluded, the insurer shall not be liable for indemnification but shall have the right to the premium. Where the insurer was aware or ought to be aware that the occurrence of a loss to the subject matter insured due to a peril insured against was impossible, the insured shall have the right to recover the premium paid.

Article 225
Where the insured concludes contacts with several insurers for the same subject matter insured and against the same risk, and the insured amount of the said subject matter insured thereby exceeds the insured value, then, unless otherwise agreed in the contract, the insured may demand indemnification from any of the insurers and the aggregate amount to be indemnified shall not exceed the value of the loss suffered by the subject matter insured. The liability of each insurer shall be in proportion to that which the amount he insured bears to the total of the amount insured by all insurers. Any insurer who has paid an indemnification in an amount greater than that for which he is liable, shall have the right of recourse against those who have not paid their indemnification in the amounts for which they are liable.

Article 226
Prior to the commencement of the insurance liability, the insured may demand the termination of the insurance contract but shall pay the handling fees to the insurer, and the insurer shall refund the premium.

Article 227
Unless otherwise agreed in the contract, neither the insurer nor the insured may terminate the contract after the commencement of the insurance liability.

Where the insurance contract provides that the contract may be terminated after the commencement of the liability, and the insured demands the termination of the contract, the insurer shall have the right to the premium payable form the day of the commencement of the insurance liability to the day of termination of the contract and refund the remaining portion. If it is the insurer who demands the termination of the

contract the unexpired premium form the day of the termination of the contract to the day of the expiration of the period of insurance shall be refunded to the insured.

Article 228

Notwithstanding the stipulations in Article 227 of this Code, the insured may not demand termination of the contract of cargo insurance and voyage insurance on ship after the commencement of the insurance liability.

Article 229

A contract of marine insurance for the carriage of goods by sea may be assigned by the insured by endorsement or otherwise, and the rights and obligations under the contract are assigned accordingly. The insured and the assignee shall be jointly and severally liable for the payment of the premium if such premium remains unpaid up to the time of the assignment of the contract.

Article 230

The consent of the insurer shall be obtained where the insurance contract is assigned in consequence of the transfer of the ownership of the ship insured. In the absence of such consent, the contract shall be terminated form the time of the transfer of the ownership of the ship. Where the transfer takes place during the voyage, the contract shall be terminated when the voyage ends.

Upon termination of the contract, the insurer shall refund the unexpired premium to the insured calculated form the day of the termination of the contract to the day of its expiration.

Article 231

The insured may conclude an open cover with the insurer for the goods to be shipped or received in batches within a given period. The open cover shall be evidenced by an open policy to be issued by the insurer.

Article 232

The insurer shall, at the request of the insured, issue insurance certificates separately for the cargo shipped in batches according to the open cover.

Where the contents of the insurance certificates issued by the insurer separately differ from those of the open policy, the insurance certificates issued separately shall prevail.

Article 233

The insured shall notify the insurer immediately on learning that the cargo insured under the open cover has been shipped or has arrived. The items to be notified of shall include the name of the carrying ship, the voyage, the value of the cargo and the insured amount.

Section 3 Obligation of the Insured

Article 234
Unless otherwise agreed in the insurance contract, the insured shall pay the premium immediately upon conclusion of the contract. The insurer may refuse to issue the insurance policy or other insurance certificate before the premium is paid by the insured.

Article 235
The insured shall notify the insurer in writing immediately where the insured has not complied with the warranties under the contract. The insurer may, upon receipt of the notice, terminate the contract or demand an amendment to the terms and conditions of the insurance coverage or an increase in the premium.

Article 236
Upon the occurrence of the peril insured against, the insured shall notify the insurer immediately and shall take necessary and reasonable measures to avoid or minimize the loss. Where special instructions for the adoption of reasonable measures to avoid or minimize the loss. Where special instructions for the adoption of reasonable measures to avoid or minimized the loss are received from the insurer, the insured shall act according to such instructions.

The insurer shall not be liable for the extended loss caused by the insured's breach of the provisions of the preceding paragraph.

Section 4 Liability of the Insurer

Article 237
The insurer shall indemnify the insured properly after the loss from a peril insured against has occurred.

Article 238
The insurer's indemnification for the loss form the peril insured against shall be limited to the insured amount. Where the insured amount is lower than the insured value, the insurer shall indemnify in the proportion that the insured amount bears to the insured value.

Article 239
The insurer shall be liable for the loss to the subject matter insured arising form several perils insured against during the period of the insurance even though the aggregate of the amounts of loss exceeds the insured amount. However, the insurer shall only be liable for the total loss where the total loss occurs after the partial loss which has not been repaired.

Article 240
The insurer shall pay, in addition to the indemnification to be paid with regard to the subject matter insured, the necessary and reasonable expenses incurred by the insured for avoiding or minimizing the loss recoverable under the contract, the reasonable expenses of survey ad assessment of the value for the purpose of ascertaining the nature and extent of the peril insured against and the expenses incurred for acting on the special instructions of the insurer. The payment by the insurer of the expenses referred to in the preceding paragraph shall be limited to that equivalent to the insured amount.

Where the insured amount is lower than the insured value, the insurer shall be liable for the expenses referred to in this Article in the proportion that the insured amount bears to the insured value, unless the contract provides otherwise.

Article 241
Where the insured amount is lower than the value for contribution under the general average, the insurer shall be liable for the general average contribution in the proportion that the insured amount bears to the value for contribution.

Article 242
The insurer shall not be liable for the loss caused by the international act of the insured.

Article 243
Unless otherwise agreed in the insurance contract, the insurer shall not be liable for the loss of or damage to the insured cargo arising from any of the following causes:

(1) Delay in the voyage or in the delivery of cargo or change of market price;
(2) Fair wear and tear, inherent vice or nature of the cargo;
(3) Improper packing.

Article 244
Unless otherwise agreed in the insurance contract, the insurer shall not be liable for the loss of or damage to the insured ship arising form any or the following causes:

(1) Unseaworthiness of the ship at the time of the commencement of the voyage, unless where under a time policy the insured has no knowledge thereof;

(2) Wear and tear or corrosion of the ship.

The provisions of this article shall apply **mutatis mutandis** to the insurance of freight.

Section 5 Loss of or Damage to the Subject Matter Insured and Abandonment

Article 245

Where after the occurrence of a peril insured against the subject matter insured is lost or is so seriously damaged that it is completely deprived of its original structure and usage or the insured is deprived of the possession thereof, it shall constitute an actual total loss.

Article 246
Where a ship's total loss is considered to be unavoidable after the occurrence of a peril insured against or the expenses necessary for avoiding the occurrence of actual total loss would exceed the insured value, it shall constitute a constructive total loss.

Where an actual total loss is considered to be unavoidable after the cargo has suffered a peril insured against, or the expenses to be incurred for avoiding the total actual loss plus that for forwarding the cargo to its destination would exceed its insured value, it shall constitute a constructive total loss.

Article 247
Any loss other than an actual total loss or a constructive total loss is a partial loss.

Article 248
Where a ship fails to arrive at its destination within a reasonable time form the place where it was last heard of, unless the contract provides otherwise, if it remains unheard of upon the expiry of two months, it shall constitute missing. Such missing shall be deemed to be an actual total loss.

Article 249
Where the subject matter insured has become a constructive total loss and the insured demands indemnification from the insurer on the basis of a total loss, the subject matter insured shall be abandoned to the insurer. The insurer may accept the abandonment or choose not to, but shall inform the insured of his decision whether to accept the abandonment within a reasonable time.

The abandonment shall not be attached with any conditions. Once the abandonment is accepted by the insurer, it shall not be withdrawn.

Article 250
Where the insurer has accepted the abandonment, all rights and obligations relating to the property abandoned are transferred to the insurer.

Section 6 Payment of Indemnity

Article 251
After the occurrence of a peril insured against and before the payment of indemnity, the insurer may demand that the insured submit evidence and materials related to the ascertainment of the nature of the peril and the extent of the loss.

Article 252
Where the loss of or damage to the subject matter insured within the insurance coverage is caused by a third person, the right of the insured to demand compensation from the third person shall be subrogated to the insurer from the time the indemnity is paid.

The insured shall furnish the insurer with necessary documents and information that should come to his knowledge and shall endeavor to assist the insurer in pursuing recovery from the third person.

Article 253
Where the insured waives his right of claim against the third person without the consent of the insurer or the insurer is unable to exercise the right of recourse due to the fault of the insured, the insurer may make a corresponding reduction from the amount of indemnity.

Article 254
In effecting payment of indemnity to the insured, the insurer may make a corresponding reduction therefrom of the amount already paid by a third person to the insured.

Where the compensation obtained by the insurer from the third person exceeds the amount of indemnity paid by the insurer, the part in excess shall be returned to the insured.

Article 255
After the occurrence of a peril insured against, the insurer is entitled to waive his right to the subject matter insured and pay the insured the amount in full to relieve himself of the obligations under the contract.

In exercising the right prescribed in the preceding paragraph, the insurer shall notify the insured thereof within seven days from the day of the receipt of the notice from the insured regarding the indemnity. The insurer shall remain liable for the necessary and reasonable expenses paid by the insured for avoiding or minimizing the loss prior to his receipt of the said notice.

Article 256
Except as stipulated in Article 255 of this Code, where a total loss occurs to the subject matter insured and the full insured amount is paid, the insurer shall acquire the full right to the subject matter insured. In the case of under-insurance, the insurer shall acquire the right to the subject matter insured in the proportion that the insured amount bears to the insured value.

Chapter XIII Limitation of Time

Article 257
The limitation period for claims against the carrier with regard to the carriage of goods by sea is one year, counting form the day on which the goods were delivered or should have

been delivered by the carrier. Within the limitation period or after the expiration thereof, if the person allegedly liable has brought up a claim of recourse against a third person, that claim is time – barred at the expiration of 90 days, counting form the day on which the person claiming for there course settled the claim, or was served with a copy of the process by the court handling the claim against him.

The limitation period for claims against the carrier with regard to voyage charter party is two years, counting form the day on which the claimant knew or should have known that his right has been infringed.

Article 258
The limitation period for claims against the carrier with regard to the carriage of passengers by sea is two years, counting respectively as follows:

(1) Claims for personal injury: Counting from the day on which the passenger disembarked or should have disembarked;

(2) Claims for death of passengers that occurred during the period of carriage: Counting from the day on which the passenger should have disembarked; whereas the death of passengers that occurred after the disembarkation but resulted from an injury during the period of carriage by sea, counting form the day of the death of the passenger concerned, provided that this period does not exceed three years form the time of disembarkation.

(3) Claims for loss of or damage to the luggage: Counting from the day of disembarkation or the day on which the passenger should have disembarked.

Article 259
The limitation period for claims with regard to charter parties is two years, counting from the day on which the claimant knew or should have known that his right had been infringed.

Article 260
The limitation period for claims with regard to sea towage is one year, counting from the day on which the claimant knew or should have knew that his right had been infringed.

Article 261
The limitation period for claims with regard to collision of ship is two years, counting from the day on which the collision occurred. The limitation period for claims with regard to the right recourse as provided for in paragraph 3 of Article 169 of this Code is one year, counting form the day on which the parties concerned jointly and severally paid the amount of compensation for the damage occurred.

Article 262
The limitation period for claims with regard to salvage at sea is two years, counting from the day on which the salvage operation was completed.

Article 263
The limitation period for claims with regard to contribution in general average is one year, counting from the day on which the adjustment was finished.

Article 264
The limitation period for claims with regard to contracts of marine insurance is tow years, counting from the day on which the peril insured against occurred.

Article 265
The limitation period for claims with regard to compensation for oil pollution damage from ships is three years, counting from the day on which the pollution damage occurred. However, in no case shall the limitation period exceed six years, counting from the day on which the accident causing the pollution occurred.

Article 266
Within the last six months of the limitation period, if no account of force majeure or other causes preventing the claims from being made, the limitation period shall be suspended. The counting of the limitation period shall be resumed when the cause of suspension no longer exists.

Article 267
The limitation of time shall be discontinued as a result of bringing an action or submitting the case for arbitration by the claimant or the admission to fulfil obligations by the person against whom the claim was brought up. However, the limitation of time shall not be discontinued if the claimant withdraws his action or his submission for arbitration, or his action has been rejected by a decision of the court.

Where the claimant makes a claim for the arrest of a ship, the limitation of time shall be discontinued form the day on which the claim is made.

The limitation period shall be counted anew from time of discontinuance.

Chapter XIV Application of Law in Relation to Foreign-related Matters

Article 268
If any international treaty concluded or acceded to by the People's Republic of China contains provisions differing from those contained in this Code, the provisions of the relevant international treaty shall apply, unless the provisions are those on which the People's Republic of China has announced reservations.

International practice may be applied to matters for which neither the relevant laws of the People's Republic of China nor any international treaty concluded or acceded to by the People's Republic of China contain any relevant provisions.

Article 269
The parties to a contract may choose the law applicable to such contract, unless the law provides otherwise. Where the parties to a contract have not made a choice, the law of the country having the closest connection with the contract shall apply.

Article 270
The law of the flag State of the ship shall apply to the acquisition, transfer and extinction of the ownership of the ship.

Article 271
The law of the flag State of the ship shall apply to the mortgage of the ship.

The law of the original country or registry of a ship shall apply to the mortgage of the ship if its mortgage is established before or during its bareboat charter period.

Article 272
The law of the place where the court hearing the case is located shall apply to matters pertaining to maritime liens.

Article 273
The law of the place where the infringing act is committed shall apply to claims for damages arising from collision of ships.

The law of the place where the court hearing the case is located shall apply to claims for damages arising form collision of ships on the high sea.

If the colliding ships belong to the same country, no matter where the collision occurs, the law of the flag State shall apply to claims against one another for damages arising form such collision.

Article 274
The law where the adjustment of general average is made shall apply to the adjustment of general average.

Article 275
The law of the place where the court hearing the case is located shall apply to the limitation of liability for maritime claims.

Article 276
The application of foreign laws or international practices pursuant to the provisions of this Chapter shall not jeopadize the public interests of the People's Republic of China.

Chapter XV Supplementary Provisions

Article 277

The Unit of Account referred to in this Code is the Special Drawing Right as defined by the International Monetary Fund; the amount of the Chinese currency (RMB) in terms of the Special Drawing Right shall be that computed, on the date of the judgment by the court or the date of the award by the arbitration organization or the date mutually agreed upon by the parties, on the basis of the method of conversion established by the authorities in charge of foreign exchange control of this country.

Article 278
This Code shall come into force as of July 1, 1993.

RECEIVED
2001 DEC 28 P 3:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中华人民共和国海洋环境保护法（修正）

（1982年8月23日第五届全国人民代表大会常务委员会第二十四次会议通过，1999年12月25日第九届全国人民代表大会常务委员会第十三次会议修订）

第一章　总　则

第一条　为了保护和改善海洋环境，保护海洋资源，防治污染损害，维护生态平衡，保障人体健康，促进经济和社会的可持续发展，制定本法。

第二条　本法适用于中华人民共和国内水、领海、毗连区、专属经济区、大陆架以及中华人民共和国管辖的其他海域。

在中华人民共和国管辖海域内从事航行、勘探、开发、生产、旅游、科学研究及其他活动，或者在沿海陆域内从事影响海洋环境活动的任何单位和个人，都必须遵守本法。

在中华人民共和国管辖海域以外，造成中华人民共和国管辖海域污染的，也适用本法。

第三条　国家建立并实施重点海域排污总量控制制度，确定主要污染物排海总量控制指标，并对主要污染源分配排放控制数量。具体办法由国务院制定。

第四条　一切单位和个人都有保护海洋环境的义务，并有权对污染损害海洋环境的单位和个人，以及海洋环境监督管理人员的违法失职行为进行监督和检举。

第五条　国务院环境保护行政主管部门作为对全国环境保护工作统一监督管理的部门，对全国海洋环境保护工作实施指导、协调和监督，并负责全国防治陆源污染物和海岸工程建设项目对海洋污染损害的环境保护工作。

国家海洋行政主管部门负责海洋环境的监督管理，组织海洋环境的调查、监测、监视、评价和科学研究，负责全国防治海洋工程建设项目和海洋倾倒废弃物对海洋污染损害的环境保护工作。

国家海事行政主管部门负责所辖港区水域内非军事船舶和港区水域外非渔业、非军事船舶污染海洋环境的监督管理，并负责污染事故的调查处理；对在中华人民共和国管辖海域航行、停泊和作业的外国籍船舶造成的污染事故登轮检查处理。船舶污染事故给渔业造成损害的，应当吸收渔业行政主管部门参与调查处理。

国家渔业行政主管部门负责渔港水域内非军事船舶和渔港水域外渔业船舶污染海洋环境的监督管理，负责保护渔业水域生态环境工作，并调查处理前款规定的污染事故以外的渔业污染事故。

军队环境保护部门负责军事船舶污染海洋环境的监督管理及污染事故的调查处理。

沿海县级以上地方人民政府行使海洋环境监督管理权的部门的职责，由省、自治区、直辖市人民政府根据本法及国务院有关规定确定。

第二章　海洋环境监督管理

第六条　国家海洋行政主管部门会同国务院有关部门和沿海省、自治区、直辖市人民政府拟定全国海洋功能区划，报国务院批准。

沿海地方各级人民政府应当根据全国和地方海洋功能区划，科学合理地使用海域。

第七条　国家根据海洋功能区划制定全国海洋环境保护规划和重点海域区域性海洋环境保护规划。

毗邻重点海域的有关沿海省、自治区、直辖市人民政府及行使海洋环境监督管理权的部门，可以建立海洋环境保护区域合作组织，负责实施重点海域区域性海洋环境保护规划、海洋环境污染的防治和海洋生态保护工作。

第八条　跨区域的海洋环境保护工作，由有关沿海地方人民政府协商解决，或者由上级人民政府协调解决。

跨部门的重大海洋环境保护工作，由国务院环境保护行政主管部门协调；协调未能解决的，由国务院作出决定。

第九条　国家根据海洋环境质量状况和国家经济、技术条件，制定国家海洋环境质量标准。

沿海省、自治区、直辖市人民政府对国家海洋环境质量标准中未作规定的项目，可以制定地方海洋环境质量标准。

沿海地方各级人民政府根据国家和地方海洋环境质量标准的规定和本行政区近岸海域环境质量状况，确定海洋环境保护的目标和任务，并纳入人民政府工作计划，

按相应的海洋环境质量标准实施管理。

第十条　国家和地方水污染物排放标准的制定，应当将国家和地方海洋环境质量标准作为重要依据之一。在国家建立并实施排污总量控制制度的重点海域，水污染物排放标准的制定，还应当将主要污染物排海总量控制指标作为重要依据。

第十一条　直接向海洋排放污染物的单位和个人，必须按照国家规定缴纳排污费。

向海洋倾倒废弃物，必须按照国家规定缴纳倾倒费。

根据本法规定征收的排污费、倾倒费，必须用于海洋环境污染的整治，不得挪作他用。具体办法由国务院规定。

第十二条　对超过污染物排放标准的，或者在规定的期限内未完成污染物排放削减任务的，或者造成海洋环境严重污染损害的，应当限期治理。

限期治理按照国务院规定的权限决定。

第十三条　国家加强防治海洋环境污染损害的科学技术的研究和开发，对严重污染海洋环境的落后生产工艺和落后设备，实行淘汰制度。

企业应当优先使用清洁能源，采用资源利用率高、污染物排放量少的清洁生产工艺，防止对海洋环境的污染。

第十四条　国家海洋行政主管部门按照国家环境监测、监视规范和标准，管理全国海洋环境的调查、监测、监视，制定具体的实施办法，会同有关部门组织全国海洋环境监测、监视网络，定期评价海洋环境质量，发布海洋巡航监视通报。

依照本法规定行使海洋环境监督管理权的部门分别负责各自所辖水域的监测、监视。

其他有关部门根据全国海洋环境监测网的分工，分别负责对入海河口、主要排污口的监测。

第十五条　国务院有关部门应当向国务院环境保护行政主管部门提供编制全国环境质量公报所必需的海洋环境监测资料。

环境保护行政主管部门应当向有关部门提供与海洋环境监督管理有关的资料。

第十六条　国家海洋行政主管部门按照国家制定的环境监测、监视信息管理制度，负责管理海洋综合信息系统，为海洋环境保护监督管理提供服务。

第十七条　因发生事故或者其他突发性事件，造成或者可能造成海洋环境污染事故的单位和个人，必须立即采取有效措施，及时向可能受到危害者通报，并向依照本法规定行使海洋环境监督管理权的部门报告，接受调查处理。

沿海县级以上地方人民政府在本行政区域近岸海域的环境受到严重污染时，必须采取有效措施，解除或者减轻危害。

第十八条　国家根据防止海洋环境污染的需要，制定国家重大海上污染事故应急计划。

国家海洋行政主管部门负责制定全国海洋石油勘探开发重大海上溢油应急计划，报国务院环境保护行政主管部门备案。

国家海事行政主管部门负责制定全国船舶重大海上溢油污染事故应急计划，报国务院环境保护行政主管部门备案。

沿海可能发生重大海洋环境污染事故的单位，应当依照国家的规定，制定污染事故应急计划，并向当地环境保护行政主管部门、海洋行政主管部门备案。

沿海县级以上地方人民政府及其有关部门在发生重大海上污染事故时，必须按照应急计划解除或者减轻危害。

第十九条　依照本法规定行使海洋环境监督管理权的部门可以在海上实行联合执法，在巡航监视中发现海上污染事故或者违反本法规定的行为时，应当予以制止并调查取证，必要时有权采取有效措施，防止污染事态的扩大，并报告有关主管部门处理。

依照本法规定行使海洋环境监督管理权的部门，有权对管辖范围内排放污染物的单位和个人进行现场检查。被检查者应当如实反映情况，提供必要的资料。

检查机关应当为被检查者保守技术秘密和业务秘密。

第三章　海洋生态保护

第二十条　国务院和沿海地方各级人民政府应当采取有效措施，保护红树林、珊瑚礁、滨海湿地、海岛、海湾、入海河口、重要渔业水域等具有典型性、代表性的海洋生态系统，珍稀、濒危海洋生物的天然集中分布区，具有重要经济价值的海洋生物生存区域及有重大科学文化价值的海洋自然历史遗迹和自然景观。

对具有重要经济、社会价值的已遭到破坏的海洋生态，应当进行整治和恢复。

第二十一条　国务院有关部门和沿海省级人民政府应当根据保护海洋生态的需要，选划、建立海洋自然保护区。

国家级海洋自然保护区的建立，须经国务院批准。

第二十二条　凡具有下列条件之一的，应当建立海洋自然保护区：

（一）典型的海洋自然地理区域、有代表性的自然生态区域，以及遭受破坏但经保护能恢复的海洋自然生态区域；

（二）海洋生物物种高度丰富的区域，或者珍稀、濒危海洋生物物种的天然集中分布区域；

（三）具有特殊保护价值的海域、海岸、岛屿、滨海湿地、入海河口和海湾等；

（四）具有重大科学文化价值的海洋自然遗迹所在区域；

（五）其他需要予以特殊保护的区域。

第二十三条　凡具有特殊地理条件、生态系统、生物与非生物资源及海洋开发利用特殊需要的区域，可以建立海洋特别保护区，采取有效的保护措施和科学的开发方式进行特殊管理。

第二十四条　开发利用海洋资源，应当根据海洋功能区划合理布局，不得造成海洋生态环境破坏。

第二十五条　引进海洋动植物物种，应当进行科学论证，避免对海洋生态系统造成危害。

第二十六条　开发海岛及周围海域的资源，应当采取严格的生态保护措施，不得造成海岛地形、岸滩、植被以及海岛周围海域生态环境的破坏。

第二十七条　沿海地方各级人民政府应当结合当地自然环境的特点，建设海岸防护设施、沿海防护林、沿海城镇园林和绿地，对海岸侵蚀和海水入侵地区进行综合治理。

禁止毁坏海岸防护设施、沿海防护林、沿海城镇园林和绿地。

第二十八条　国家鼓励发展生态渔业建设，推广多种生态渔业生产方式，改善海洋生态状况。

新建、改建、扩建海水养殖场，应当进行环境影响评价。

海水养殖应当科学确定养殖密度，并应当合理投饵、施肥，正确使用药物，防止造成海洋环境的污染。

第四章　防治陆源污染物对海洋环境的污染损害

第二十九条　向海域排放陆源污染物，必须严格执行国家或者地方规定的标准和有关规定。

第三十条　入海排污口位置的选择，应当根据海洋功能区划、海水动力条件和有关规定，经科学论证后，报设区的市级以上人民政府环境保护行政主管部门审查批准。

环境保护行政主管部门在批准设置入海排污口之前，必须征求海洋、海事、渔业行政主管部门和军队环境保护部门的意见。

在海洋自然保护区、重要渔业水域、海滨风景名胜区和其他需要特别保护的区域，不得新建排污口。

在有条件的地区，应当将排污口深海设置，实行离岸排放。设置陆源污染物深海离岸排放排污口，应当根据海洋功能区划、海水动力条件和海底工程设施的有关情况确定，具体办法由国务院规定。

第三十一条　省、自治区、直辖市人民政府环境保护行政主管部门和水行政主管部门应当按照水污染防治有关法律的规定，加强入海河流管理，防治污染，使入海河口的水质处于良好状态。

第三十二条　排放陆源污染物的单位，必须向环境保护行政主管部门申报拥有的陆源污染物排放设施、处理设施和在正常作业条件下排放陆源污染物的种类、数量和浓度，并提供防治海洋环境污染方面的有关技术和资料。

排放陆源污染物的种类、数量和浓度有重大改变的，必须及时申报。

拆除或者闲置陆源污染物处理设施的，必须事先征得环境保护行政主管部门的同意。

第三十三条　禁止向海域排放油类、酸液、碱液、剧毒废液和高、中水平放射性废水。

严格限制向海域排放低水平放射性废水；确需排放的，必须严格执行国家辐射

防护规定。

严格控制向海域排放含有不易降解的有机物和重金属的废水。

第三十四条　含病原体的医疗污水、生活污水和工业废水必须经过处理，符合国家有关排放标准后，方能排入海域。

第三十五条　含有机物和营养物质的工业废水、生活污水，应当严格控制向海湾、半封闭海及其他自净能力较差的海域排放。

第三十六条　向海域排放含热废水，必须采取有效措施，保证邻近渔业水域的水温符合国家海洋环境质量标准，避免热污染对水产资源的危害。

第三十七条　沿海农田、林场施用化学农药，必须执行国家农药安全使用的规定和标准。

沿海农田、林场应当合理使用化肥和植物生长调节剂。

第三十八条　在岸滩弃置、堆放和处理尾矿、矿渣、煤灰渣、垃圾和其他固体废物的，依照《中华人民共和国固体废物污染环境防治法》的有关规定执行。

第三十九条　禁止经中华人民共和国内水、领海转移危险废物。

经中华人民共和国管辖的其他海域转移危险废物的，必须事先取得国务院环境保护行政主管部门的书面同意。

第四十条　沿海城市人民政府应当建设和完善城市排水管网，有计划地建设城市污水处理厂或者其他污水集中处理设施，加强城市污水的综合整治。

建设污水海洋处置工程，必须符合国家有关规定。

第四十一条　国家采取必要措施，防止、减少和控制来自大气层或者通过大气层造成的海洋环境污染损害。

第五章　防治海岸工程建设项目对海洋环境的污染损害

第四十二条　新建、改建、扩建海岸工程建设项目，必须遵守国家有关建设项目环境保护管理的规定，并把防治污染所需资金纳入建设项目投资计划。

在依法划定的海洋自然保护区、海滨风景名胜区、重要渔业水域及其他需要特别保护的区域，不得从事污染环境、破坏景观的海岸工程项目建设或者其他活动。

第四十三条　海岸工程建设项目的单位，必须在建设项目可行性研究阶段，对

海洋环境进行科学调查，根据自然条件和社会条件，合理选址，编报环境影响报告书。环境影响报告书经海洋行政主管部门提出审核意见后，报环境保护行政主管部门审查批准。

环境保护行政主管部门在批准环境影响报告书之前，必须征求海事、渔业行政主管部门和军队环境保护部门的意见。

第四十四条　海岸工程建设项目的环境保护设施，必须与主体工程同时设计、同时施工、同时投产使用。环境保护设施未经环境保护行政主管部门检查批准，建设项目不得试运行；环境保护设施未经环境保护行政主管部门验收，或者经验收不合格的，建设项目不得投入生产或者使用。

第四十五条　禁止在沿海陆域内新建不具备有效治理措施的化学制浆造纸、化工、印染、制革、电镀、酿造、炼油、岸边冲滩拆船以及其他严重污染海洋环境的工业生产项目。

第四十六条　兴建海岸工程建设项目，必须采取有效措施，保护国家和地方重点保护的野生动植物及其生存环境和海洋水产资源。

严格限制在海岸采挖砂石。露天开采海滨砂矿和从岸上打井开采海底矿产资源，必须采取有效措施，防止污染海洋环境。

第六章　防治海洋工程建设项目对海洋环境的污染损害

第四十七条　海洋工程建设项目必须符合海洋功能区划、海洋环境保护规划和国家有关环境保护标准，在可行性研究阶段，编报海洋环境影响报告书，由海洋行政主管部门核准，并报环境保护行政主管部门备案，接受环境保护行政主管部门监督。

海洋行政主管部门在核准海洋环境影响报告书之前，必须征求海事、渔业行政主管部门和军队环境保护部门的意见。

第四十八条　海洋工程建设项目的环境保护设施，必须与主体工程同时设计、同时施工、同时投产使用。环境保护设施未经海洋行政主管部门检查批准，建设项目不得试运行；环境保护设施未经海洋行政主管部门验收，或者经验收不合格的，建设项目不得投入生产或者使用。

拆除或者闲置环境保护设施，必须事先征得海洋行政主管部门的同意。

第四十九条　海洋工程建设项目，不得使用含超标准放射性物质或者易溶出有毒有害物质的材料。

第五十条　海洋工程建设项目需要爆破作业时，必须采取有效措施，保护海洋资源。

海洋石油勘探开发及输油过程中，必须采取有效措施，避免溢油事故的发生。

第五十一条　海洋石油钻井船、钻井平台和采油平台的含油污水和油性混合物，必须经过处理达标后排放；残油、废油必须予以回收，不得排放入海。经回收处理后排放的，其含油量不得超过国家规定的标准。

钻井所使用的油基泥浆和其他有毒复合泥浆不得排放入海。水基泥浆和无毒复合泥浆及钻屑的排放，必须符合国家有关规定。

第五十二条　海洋石油钻井船、钻井平台和采油平台及其有关海上设施，不得向海域处置含油的工业垃圾。处置其他工业垃圾，不得造成海洋环境污染。

第五十三条　海上试油时，应当确保油气充分燃烧，油和油性混合物不得排放入海。

第五十四条　勘探开发海洋石油，必须按有关规定编制溢油应急计划，报国家海洋行政主管部门审查批准。

第七章　防治倾倒废弃物对海洋环境的污染损害

第五十五条　任何单位未经国家海洋行政主管部门批准，不得向中华人民共和国管辖海域倾倒任何废弃物。

需要倾倒废弃物的单位，必须向国家海洋行政主管部门提出书面申请，经国家海洋行政主管部门审查批准，发给许可证后，方可倾倒。

禁止中华人民共和国境外的废弃物在中华人民共和国管辖海域倾倒。

第五十六条　国家海洋行政主管部门根据废弃物的毒性、有毒物质含量和对海洋环境影响程度，制定海洋倾倒废弃物评价程序和标准。

向海洋倾倒废弃物，应当按照废弃物的类别和数量实行分级管理。

可以向海洋倾倒的废弃物名录，由国家海洋行政主管部门拟定，经国务院环境

保护行政主管部门提出审核意见后，报国务院批准。

第五十七条　国家海洋行政主管部门按照科学、合理、经济、安全的原则选划海洋倾倒区，经国务院环境保护行政主管部门提出审核意见后，报国务院批准。

临时性海洋倾倒区由国家海洋行政主管部门批准，并报国务院环境保护行政主管部门备案。

国家海洋行政主管部门在选划海洋倾倒区和批准临时性海洋倾倒区之前，必须征求国家海事、渔业行政主管部门的意见。

第五十八条　国家海洋行政主管部门监督管理倾倒区的使用，组织倾倒区的环境监测。对经确认不宜继续使用的倾倒区，国家海洋行政主管部门应当予以封闭，终止在该倾倒区的一切倾倒活动，并报国务院备案。

第五十九条　获准倾倒废弃物的单位，必须按照许可证注明的期限及条件，到指定的区域进行倾倒。废弃物装载之后，批准部门应当予以核实。

第六十条　获准倾倒废弃物的单位，应当详细记录倾倒的情况，并在倾倒后向批准部门作出书面报告。倾倒废弃物的船舶必须向驶出港的海事行政主管部门作出书面报告。

第六十一条　禁止在海上焚烧废弃物。

禁止在海上处置放射性废弃物或者其他放射性物质。废弃物中的放射性物质的豁免浓度由国务院制定。

第八章　防治船舶及有关作业活动对海洋环境的污染损害

第六十二条　在中华人民共和国管辖海域，任何船舶及相关作业不得违反本法规定向海洋排放污染物、废弃物和压载水、船舶垃圾及其他有害物质。

从事船舶污染物、废弃物、船舶垃圾接收、船舶清舱、洗舱作业活动的，必须具备相应的接收处理能力。

第六十三条　船舶必须按照有关规定持有防止海洋环境污染的证书与文书，在进行涉及污染物排放及操作时，应当如实记录。

第六十四条　船舶必须配置相应的防污设备和器材。

载运具有污染危害性货物的船舶，其结构与设备应当能够防止或者减轻所载货

物对海洋环境的污染。

第六十五条　船舶应当遵守海上交通安全法律、法规的规定，防止因碰撞、触礁、搁浅、火灾或者爆炸等引起的海难事故，造成海洋环境的污染。

第六十六条　国家完善并实施船舶油污损害民事赔偿责任制度；按照船舶油污损害赔偿责任由船东和货主共同承担风险的原则，建立船舶油污保险、油污损害赔偿基金制度。

实施船舶油污保险、油污损害赔偿基金制度的具体办法由国务院规定。

第六十七条　载运具有污染危害性货物进出港口的船舶，其承运人、货物所有人或者代理人，必须事先向海事行政主管部门申报。经批准后，方可进出港口、过境停留或者装卸作业。

第六十八条　交付船舶装运污染危害性货物的单证、包装、标志、数量限制等，必须符合对所装货物的有关规定。

需要船舶装运污染危害性不明的货物，应当按照有关规定事先进行评估。

装卸油类及有毒有害货物的作业，船岸双方必须遵守安全防污操作规程。

第六十九条　港口、码头、装卸站和船舶修造厂必须按照有关规定备有足够的用于处理船舶污染物、废弃物的接收设施，并使该设施处于良好状态。

装卸油类的港口、码头、装卸站和船舶必须编制溢油污染应急计划，并配备相应的溢油污染应急设备和器材。

第七十条　进行下列活动，应当事先按照有关规定报经有关部门批准或者核准：

（一）船舶在港区水域内使用焚烧炉；

（二）船舶在港区水域内进行洗舱、清舱、驱气、排放压载水、残油、含油污水接收、舷外拷铲及油漆等作业；

（三）船舶、码头、设施使用化学消油剂；

（四）船舶冲洗沾有污染物、有毒有害物质的甲板；

（五）船舶进行散装液体污染危害性货物的过驳作业；

（六）从事船舶水上拆解、打捞、修造和其他水上、水下船舶施工作业。

第七十一条　船舶发生海难事故，造成或者可能造成海洋环境重大污染损害的，国家海事行政主管部门有权强制采取避免或者减少污染损害的措施。

对在公海上因发生海难事故，造成中华人民共和国管辖海域重大污染损害后果或者具有污染威胁的船舶、海上设施，国家海事行政主管部门有权采取与实际的或者可能发生的损害相称的必要措施。

第七十二条　所有船舶均有监视海上污染的义务，在发现海上污染事故或者违反本法规定的行为时，必须立即向就近的依照本法规定行使海洋环境监督管理权的部门报告。

民用航空器发现海上排污或者污染事件，必须及时向就近的民用航空空中交通管制单位报告。接到报告的单位，应当立即向依照本法规定行使海洋环境监督管理权的部门通报。

第九章　法律责任

第七十三条　违反本法有关规定，有下列行为之一的，由依照本法规定行使海洋环境监督管理权的部门责令限期改正，并处以罚款：

（一）向海域排放本法禁止排放的污染物或者其他物质的；

（二）不按照本法规定向海洋排放污染物，或者超过标准排放污染物的；

（三）未取得海洋倾倒许可证，向海洋倾倒废弃物的；

（四）因发生事故或者其他突发性事件，造成海洋环境污染事故，不立即采取处理措施的。

有前款第（一）、（三）项行为之一的，处三万元以上二十万元以下的罚款；有前款第（二）、（四）项行为之一的，处二万元以上十万元以下的罚款。

第七十四条　违反本法有关规定，有下列行为之一的，由依照本法规定行使海洋环境监督管理权的部门予以警告，或者处以罚款：

（一）不按照规定申报，甚至拒报污染物排放有关事项，或者在申报时弄虚作假的；

（二）发生事故或者其他突发性事件不按照规定报告的；

（三）不按照规定记录倾倒情况，或者不按照规定提交倾倒报告的；

（四）拒报或者谎报船舶载运污染危害性货物申报事项的。

有前款第（一）、（三）项行为之一的，处二万元以下的罚款；有前款第（二）、

（四）项行为之一的，处五万元以下的罚款。

第七十五条　违反本法第十九条第二款的规定，拒绝现场检查，或者在被检查时弄虚作假的，由依照本法规定行使海洋环境监督管理权的部门予以警告，并处二万元以下的罚款。

第七十六条　违反本法规定，造成珊瑚礁、红树林等海洋生态系统及海洋水产资源、海洋保护区破坏的，由依照本法规定行使海洋环境监督管理权的部门责令限期改正和采取补救措施，并处一万元以上十万元以下的罚款；有违法所得的，没收其违法所得。

第七十七条　违反本法第三十条第一款、第三款规定设置入海排污口的，由县级以上地方人民政府环境保护行政主管部门责令其关闭，并处二万元以上十万元以下的罚款。

第七十八条　违反本法第三十二条第三款的规定，擅自拆除、闲置环境保护设施的，由县级以上地方人民政府环境保护行政主管部门责令重新安装使用，并处一万元以上十万元以下的罚款。

第七十九条　违反本法第三十九条第二款的规定，经中华人民共和国管辖海域，转移危险废物的，由国家海事行政主管部门责令非法运输该危险废物的船舶退出中华人民共和国管辖海域，并处五万元以上五十万元以下的罚款。

第八十条　违反本法第四十三条第一款的规定，未持有经审核和批准的环境影响报告书，兴建海岸工程建设项目的，由县级以上地方人民政府环境保护行政主管部门责令其停止违法行为和采取补救措施，并处五万元以上二十万元以下的罚款；或者按照管理权限，由县级以上地方人民政府责令其限期拆除。

第八十一条　违反本法第四十四条的规定，海岸工程建设项目未建成环境保护设施，或者环境保护设施未达到规定要求即投入生产、使用的，由环境保护行政主管部门责令其停止生产或者使用，并处二万元以上十万元以下的罚款。

第八十二条　违反本法第四十五条的规定，新建严重污染海洋环境的工业生产建设项目的，按照管理权限，由县级以上人民政府责令关闭。

第八十三条　违反本法第四十七条第一款、第四十八条的规定，进行海洋工程建设项目，或者海洋工程建设项目未建成环境保护设施、环境保护设施未达到规定

要求即投入生产、使用的，由海洋行政主管部门责令其停止施工或者生产、使用，并处五万元以上二十万元以下的罚款。

第八十四条　违反本法第四十九条的规定，使用含超标准放射性物质或者易溶出有毒有害物质材料的，由海洋行政主管部门处五万元以下的罚款，并责令其停止该建设项目的运行，直到消除污染危害。

第八十五条　违反本法规定进行海洋石油勘探开发活动，造成海洋环境污染的，由国家海洋行政主管部门予以警告，并处二万元以上二十万元以下的罚款。

第八十六条　违反本法规定，不按照许可证的规定倾倒，或者向已经封闭的倾倒区倾倒废弃物的，由海洋行政主管部门予以警告，并处三万元以上二十万元以下的罚款；对情节严重的，可以暂扣或者吊销许可证。

第八十七条　违反本法第五十五条第三款的规定，将中华人民共和国境外废弃物运进中华人民共和国管辖海域倾倒的，由国家海洋行政主管部门予以警告，并根据造成或者可能造成的危害后果，处十万元以上一百万元以下的罚款。

第八十八条　违反本法规定，有下列行为之一的，由依照本法规定行使海洋环境监督管理权的部门予以警告，或者处以罚款：

（一）港口、码头、装卸站及船舶未配备防污设施、器材的；

（二）船舶未持有防污证书、防污文书，或者不按照规定记载排污记录的；

（三）从事水上和港区水域拆船、旧船改装、打捞和其他水上、水下施工作业，造成海洋环境污染损害的；

（四）船舶载运的货物不具备防污适运条件的。

有前款第（一）、（四）项行为之一的，处二万元以上十万元以下的罚款；有前款第（二）项行为的，处二万元以下的罚款；有前款第（三）项行为的，处五万元以上二十万元以下的罚款。

第八十九条　违反本法规定，船舶、石油平台和装卸油类的港口、码头、装卸站不编制溢油应急计划的，由依照本法规定行使海洋环境监督管理权的部门予以警告，或者责令限期改正。

第九十条　造成海洋环境污染损害的责任者，应当排除危害，并赔偿损失；完全由于第三者的故意或者过失，造成海洋环境污染损害的，由第三者排除危害，并

承担赔偿责任。

对破坏海洋生态、海洋水产资源、海洋保护区，给国家造成重大损失的，由依照本法规定行使海洋环境监督管理权的部门代表国家对责任者提出损害赔偿要求。

第九十一条　对违反本法规定，造成海洋环境污染事故的单位，由依照本法规定行使海洋环境监督管理权的部门根据所造成的危害和损失处以罚款；负有直接责任的主管人员和其他直接责任人员属于国家工作人员的，依法给予行政处分。

前款规定的罚款数额按照直接损失的百分之三十计算，但最高不得超过三十万元。

对造成重大海洋环境污染事故，致使公私财产遭受重大损失或者人身伤亡严重后果的，依法追究刑事责任。

第九十二条　完全属于下列情形之一，经过及时采取合理措施，仍然不能避免对海洋环境造成污染损害的，造成污染损害的有关责任者免予承担责任：

（一）战争；

（二）不可抗拒的自然灾害；

（三）负责灯塔或者其他助航设备的主管部门，在执行职责时的疏忽，或者其他过失行为。

第九十三条　对违反本法第十一条、第十二条有关缴纳排污费、倾倒费和限期治理规定的行政处罚，由国务院规定。

第九十四条　海洋环境监督管理人员滥用职权、玩忽职守、徇私舞弊，造成海洋环境污染损害的，依法给予行政处分；构成犯罪的，依法追究刑事责任。

第十章　附　则

第九十五条　本法中下列用语的含义是：

（一）海洋环境污染损害，是指直接或者间接地把物质或者能量引入海洋环境，产生损害海洋生物资源、危害人体健康、妨害渔业和海上其他合法活动、损害海水使用素质和减损环境质量等有害影响。

（二）内水，是指我国领海基线向内陆一侧的所有海域。

（三）滨海湿地，是指低潮时水深浅于六米的水域及其沿岸浸湿地带，包括水

深不超过六米的永久性水域、潮间带（或洪泛地带）和沿海低地等。

（四）海洋功能区划，是指依据海洋自然属性和社会属性，以及自然资源和环境特定条件，界定海洋利用的主导功能和使用范畴。

（五）渔业水域，是指鱼虾类的产卵场、索饵场、越冬场、洄游通道和鱼虾贝藻类的养殖场。

（六）油类，是指任何类型的油及其炼制品。

（七）油性混合物，是指任何含有油份的混合物。

（八）排放，是指把污染物排入海洋的行为，包括泵出、溢出、泄出、喷出和倒出。

（九）陆地污染源（简称陆源），是指从陆地向海域排放污染物，造成或者可能造成海洋环境污染的场所、设施等。

（十）陆源污染物，是指由陆地污染源排放的污染物。

（十一）倾倒，是指通过船舶、航空器、平台或者其他载运工具，向海洋处置废弃物和其他有害物质的行为，包括弃置船舶、航空器、平台及其辅助设施和其他浮动工具的行为。

（十二）沿海陆域，是指与海岸相连，或者通过管道、沟渠、设施，直接或者间接向海洋排放污染物及其相关活动的一带区域。

（十三）海上焚烧，是指以热摧毁为目的，在海上焚烧设施上，故意焚烧废弃物或者其他物质的行为，但船舶、平台或者其他人工构造物正常操作中，所附带发生的行为除外。

第九十六条　涉及海洋环境监督管理的有关部门的具体职权划分，本法未作规定的，由国务院规定。

第九十七条　中华人民共和国缔结或者参加的与海洋环境保护有关的国际条约与本法有不同规定的，适用国际条约的规定；但是，中华人民共和国声明保留的条款除外。

第九十八条　本法自2000年4月1日起施行。

Marine Environment Protection Law
of the People's Republic of China (Revised)

(Adopted at the 24th Session of the Standing Committee of the Fifth National People's Congress on August 23, 1982 and revised at the 13th Session of the Standing Committee of the Ninth National People's Congress on December 25, 1999)

Chapter I General Provisions

Article 1 This Law is enacted to protect and improve the marine environment, conserve marine resources, prevent pollution damages, maintain ecological balance, safeguard human health and promote sustainable economic and social development.

Article 2 This Law shall apply to all the internal waters, territorial seas, contiguous zones, exclusive economic zones and continental shelves of the People's Republic of China and all of the other sea areas under the jurisdiction of the People's Republic of China.

All units and individuals engaged in navigation, exploration, exploitation, production, tourism, scientific research and other operations in the sea areas under the jurisdiction of the People's Republic of China, or engaged in operations in the coastal areas which have impact on the marine environment shall comply with this Law.

This Law shall also apply to any case that occurs in any sea area beyond the jurisdiction of the People's Republic of China but causes any pollution to any sea area under the jurisdiction of the People's Republic of China.

Article 3 The State shall establish and put into practice the system for controlling the total pollution load for sea disposal in key sea areas, formulate the overall control quotas for discharge of principal ocean pollutants, and assign discharge control quantities for principal sources of pollution. The detailed measures for the implementation shall be formulated by the State Council.

Article 4 All units and individuals shall have the obligation to protect the marine environment and have the right to watch for and report on any act causing any pollution damage to the marine environment by any unit and individual, as well as on any act of transgression of the law or neglect of duty by any marine environment supervision and administration personnel.

Article 5 The competent administrative department in charge of environment protection under the State Council, as a department to exercise unified supervision and administration over nationwide environment protection, shall render guidance, coordination and supervision and be responsible for nationwide marine environment protection to prevent and control marine pollution damages caused by land-based pollutants and coastal construction

projects.

The competent State administrative department in charge of marine administration shall be responsible for the supervision and administration of marine environment, organizing investigation, surveillance, supervision, assessment and scientific research of marine environment, and be responsible for nationwide environment protection to prevent and control marine pollution damages caused by marine construction projects and dumping of wastes into the sea.

The competent State administrative department in charge of maritime affairs shall be responsible for the supervision and administration of marine environment pollution caused by non-military vessels inside the port waters and by non-fishery vessels and non-military vessels outside the port waters under their jurisdiction, and be responsible for the investigation and handling of the pollution accidents. In the event of any pollution caused by any foreign vessel navigating, berthing and anchoring and operating in any sea area under the jurisdiction of the People's Republic of China, the personnel in charge shall board the vessel to investigate and handle the case. Should any pollution accident caused by any vessel result in any damage to fishery, the competent administrative department in charge of fishery shall be invited to the investigation and handling of the accident.

The competent State administrative department in charge of fishery shall be responsible for the supervision and administration of marine environment pollution caused by non-military vessels inside the fishing port waters and by fishing vessels outside the fishing port waters, and be responsible for the protection of ecological environment in the fishing zones and investigate and handle fishery pollution cases other than the pollution accidents mentioned in the above clause.

The environment protection department of the armed forces shall be responsible for the supervision and administration of marine pollution caused by military vessels and for the investigation and handling of the pollution cases.

The functions and responsibilities of the relevant marine environment supervising and administrative departments of the local coastal People's Governments above the county level shall be regulated by the People's Governments of provinces, autonomous regions and municipalities directly under the central government in accordance with this Law and the relevant regulations of the State Council.

Chapter II Supervision and Administration of Marine Environment

Article 6 The competent State administrative department in charge of marine administration shall, in collaboration with relevant departments of the State Council and the People's Governments of coastal provinces, autonomous regions and municipalities directly under the Central Government, work out a national marine functional zonation scheme and submit it to the State Council for approval.

The local coastal People's Governments at all levels shall, in accordance with the national and local marine functional zonation scheme, make good use of the sea areas in a scientific and rational way.

Article 7 The State shall, in accordance with the marine functional zonation scheme, formulate the national marine environment protection plan and regional Marine environment protection plans for key sea areas.

The relevant People's Governments of coastal provinces, autonomous regions and municipalities directly under the Central Government adjacent to key sea areas and the relevant departments with the power to conduct marine environment supervision and administration may establish regional cooperative organizations for marine environment protection, which shall assume the responsibility for the implementation of regional marine environment protection plans for key sea areas, the prevention and control of marine environment pollution, and the marine ecological conservation.

Article 8 Trans-regional marine environment protection shall be implemented through consultation between relevant local coastal People's Governments or under the coordination of the People's Governments at the superior levels.

Any major trans-department marine environment protection program shall be implemented under the coordination of the competent administrative department in charge of environment protection under the State Council. Any issue that fails to be settled through coordination shall be subject to the decision of the State Council.

Article 9 The State shall formulate national marine environment quality standards based on the status quo of the marine environment quality and the economic and technological conditions of the country.

The People's Governments of coastal provinces, autonomous regions and municipalities directly under the Central Government shall work out respective local marine environment quality standards for items not specified in the national marine environment quality standards.

The local coastal People's Governments at all levels shall, in accordance with the stipulations specified in the national and local marine environment quality standards and the status quo of the environment quality of the coastal sea areas under their respective administration, work out the targets and tasks for marine environment protection, which shall be included in the work plan of the local People's Governments and be put under administration in accordance with corresponding marine environment quality standards.

Article 10The national and local marine environment quality standards shall be one of the important bases for the formulation of national and local standards for water pollutant discharge. In key sea areas where the State has established and put into practice the system for controlling the total pollution load for sea disposal, the overall control quotas for discharge of principal pollutants into the sea shall also be an important basis for the formation of the standards for water pollutant discharge.

Article 11All units and individuals discharging any pollutant directly into the sea shall, in accordance with the relevant State regulations, pay pollutant discharge fees. Those dumping wastes into the sea shall, in accordance with the relevant State regulations, pay

dumping fees.

The pollutant discharge fees and dumping fees levied in accordance with the provisions of this Law shall be used exclusively for the prevention and control of marine environment pollution and shall not be appropriated for any other purposes. The detailed measures shall be formulated by the State Council.

Article 12For those who have exceeded the pollutant discharge standards, or failed to meet the required reduction of pollutant discharge within the designated time limit, or caused serious pollution damage to marine environment, a deadline shall be set for the elimination or control of the pollution.

The setting of the deadline shall be determined in accordance with the jurisdiction prescribed by the State Council.

Article 13The State shall intensify the research and development of science and technology for the prevention and control of marine environment pollution damages and shall put into practice the elimination system of those out-of-date production techniques and equipment which have caused serious marine environment pollution damages.

Any enterprise shall give priority to introducing clean energy sources and adopting clean production technology with higher resource utilization ratio and less pollutant discharges in order to prevent pollution to marine environment.

Article 14The competent State administrative department in charge of marine administration shall, in accordance with State environmental monitoring and supervisory norms and standards, administer the investigation, monitoring and supervision of nationwide marine environment, work out the detailed measures of implementation, organize nationwide marine environment monitoring and supervision network in collaboration with relevant departments, handle assessment of marine environment quality at regular intervals and release sea cruise lookout circulars.

The departments with the power to conduct marine environment supervision and administration in accordance with this Law shall be responsible for the monitoring and supervision of the water areas under their respective jurisdiction.

Other relevant departments shall, in accordance with the division of work of nationwide marine environment monitoring network, be respectively responsible for the monitoring of the mouths of rivers that empty into the sea and of the main sewage outlets.

Article 15The relevant departments of the State Council shall provide the competent administrative department in charge of environment protection under the State Council with necessary marine environment monitoring data for the compilation of national environment quality bulletins.

The competent administrative department in charge of environment protection shall provide the relevant departments with data relating to marine environment supervision and administration.

Article 16The competent State administrative department in charge of marine administration shall,

in accordance with the environment monitoring and supervision information management system formulated by the State, be responsible for the management of comprehensive marine information system and render services for the supervision and administration of marine environment protection.

Article 17Any unit or individual that has caused or is liable to cause any marine environment pollution due to any accident or any other contingency shall immediately adopt effective measures, timely inform those potentially endangered, report to the department with the power to conduct marine environment supervision and administration in accordance with this Law and be subject to investigation and handling.

Any local coastal People's Government above the county level shall, in the event that the offshore environment under its administration is endangered by any serious pollution, promptly adopt effective measures to eliminate or mitigate the damage.

Article 18The State shall, based on the needs for preventing marine environment pollution, design State contingency plans for dealing with major marine pollution accidents.

The competent State administrative department in charge of marine administration shall be responsible for designing State contingency plans for dealing with major oil spill accidents on the sea caused by offshore oil exploration and exploitation projects and submit the plans to the competent administrative department in charge of environment protection under the State Council for the record.

The competent State administrative department in charge of maritime affairs shall be responsible for designing State contingency plans for dealing with major vessel oil spill accidents on the sea and submit the plans to the competent administrative department in charge of environment protection under the State Council for the record.

Any coastal unit that is liable to cause major marine environment pollution accidents shall, in accordance with the State regulations, design contingency plans for dealing with pollution accidents and submit the plans to the local administrative departments in charge of environment protection and of marine administration for the record.

Any coastal People's Governments above the county level and its relevant departments shall, in accordance with the contingency plans, eliminate or mitigate the damage in case of any major marine pollution incident.

Article 19The departments with the power to conduct marine environment supervision and administration in accordance with this Law may conduct joint law enforcement operations on the sea. In the cruise course of monitoring, whenever any marine pollution accident or any act in violation of this Law is spotted, they shall strive to stop it, conduct on-the-spot investigation and collect evidence, and, whenever necessary, adopt effective measures to prevent the spread of the pollution and submit the case to the relevant competent department for disposal.

Any department with the power to conduct marine environment supervision and administration in accordance with this Law shall have the power to conduct on-the-spot inspections of any unit or individual discharging pollutants under its jurisdiction. Those inspected shall report to it the actual situation and provide it with necessary data.

The inspection departments shall keep confidential the technical secrets and business secrets of those inspected.

Chapter III Marine Ecological Conservation

Article 20 The State Council and local coastal People's Governments at all levels shall adopt effective measures to protect such typical and representative marine ecosystems as mangroves, coral reefs, coastal wetlands, islands, bays, estuaries and major fishing zones, those sea areas where rare and endangered marine organisms are naturally and densely distributed, habitats of marine organisms with important economic value, and marine natural historic relics and natural landscapes with great scientific and cultural significance.

For marine ecosystems with important economic and social values that have been damaged, efforts shall be made to renovate and restore them.

Article 21 The relevant departments of the State Council and of coastal provincial People's Governments shall, based on the needs for marine ecosystem conservation, delimit and establish marine nature reserves.

The establishment of any national marine nature reserve shall be subject to the approval of the State Council.

Article 22 In any area that is characteristic of any of the following, a marine nature reserve shall be established:

1) Typical marine physiographic areas, representative natural ecosystem areas, as well as areas within which the natural ecosystems have been damaged to some extent but still may be recovered through efforts of protection;
2) Areas with abundant marine bio-diversity, or areas where rare and endangered marine species are naturally and densely distributed;
3) Sea areas, seashores, islands, coastal wetlands, estuaries, bays and the like with special values to be protected;
4) Areas where marine natural remains of great scientific or cultural values are located, and
5) Other areas which call for special protection.

Article 23 In any area with special geographic conditions, ecosystems, biological or non-biological resources or in any area that calls for special marine exploration and exploitation, a special marine reserve may be established, where special management shall be implemented by adopting effective protection measures and scientific development methods.

Article 24 The efforts for exploration and exploitation of marine resources shall be rationally distributed in accordance with the marine functional zonation scheme and shall not bring about damages to marine ecological environment.

Article 25 The introduction of any marine biological species shall be subject to scientific assessment to avoid any damage to marine ecosystems.

Article 26 The exploitation of the resources of any island and its surrounding sea areas shall be conducted with strict ecological protection measures and shall not bring about any damage to the topography, shoal or vegetation of the island or to the ecological environment of its surrounding sea areas.

Article 27 The local coastal People's Governments at various levels shall, in accordance with the characteristics of their respective local natural environments, build shore protection installations, coastal shelter belts, gardens and green belts in coastal cities and towns, and carry out comprehensive treatment of the area undergoing coastal erosion and saline water intrusion.

Any destruction of any shore protection installation, coastal shelter belt, garden or green belts in coastal cities and towns is forbidden.

Article 28 The State shall encourage the development of ecological fishery, popularize multiform ecological fishing production methods and improve marine ecological conditions.

The construction, reconstruction or extension of any mariculture plant shall be subject to relevant assessment of environmental impact.

The breeding density of mariculture shall be scientifically determined, and feedstuffs, manure, farm chemicals or pesticides be rationally and properly applied in order to prevent pollution to marine environment.

Chapter IV Prevention and Control of Pollution Damage to Marine Environment by Land-Based Pollutants

Article 29 The discharge of any land-based pollutant into the sea shall be conducted strictly in compliance with the standards and relevant stipulations formulated by the State or local competent authorities.

Article 30 The location of any sewage outlet into the sea shall be determined in accordance with the marine functional zonation scheme, the marine dynamic conditions and the relevant regulations, and shall, after passing scientific assessment, be submitted to the competent administrative department in charge of environment protection under the People's Government above the level of the city where the outlet is to be set up for examination and approval.

The competent administrative department in charge of environment protection shall, before approving the setting up of the sewage outlet, seek opinions of the competent administrative departments in charge of marine administration, maritime affairs and fishery as well as of the environment protection department of the armed forces.

No additional sewage outlets shall be set up within any marine nature reserve, major

fishing zones, coastal historic site or scenic spot, or any other area under special protection.

Wherever practicable, the sewage outlet shall be located in deep waters for the purpose of offshore discharge. The installation of any offshore sewage outlet for land-based pollutants in deep waters shall be determined in accordance with the marine functional zonation scheme, the marine dynamic conditions and the seabed engineering facilities. The detailed regulations shall be formulated by the State Council.

Article 31 Any competent administrative department in charge of environment protection and any competent administrative department in charge of water administration under the People's Government of any province, autonomous region or municipalities directly under the Central Government shall, in accordance with relevant laws on the prevention and control of water pollution, intensify their control over any river that empties into the sea to prevent it from being polluted and ensure good water quality in the estuary.

Article 32 Any Unit that discharges any land-based pollutant shall report to the competent administrative department in charge of environment protection on the facilities it owns for the discharge and treatment of t he land-based pollutant, and on the kinds, quantities and concentrations of the land-based pollutant discharged under normal operation conditions, and shall provide relevant techniques and data related to the prevention and control of marine environment pollution.

Any major changes in the kinds, quantities or concentrations of the discharged land-based pollutants shall be timely reported.

The demolition or laying idle of any installation for the treatment of land-based pollutants shall be subject to prior approval of the competent administrative department in charge of environment protection.

Article 33 The discharge of any oil, acid liquid, alkaline liquid, hypertoxic waste liquid or waste water of high or medium radioactivity into the sea is prohibited.

The discharge of any wastewater of low radioactivity into the sea shall be strictly restricted. Even though imperative, the discharge shall be conducted in strict compliance with the State regulations concerning radiation prevention.

The discharge of wastewater containing any persistent organic substance or any heavy metal shall be strictly controlled.

Article 34 No medical sewage carrying pathogens, domestic sewage or industrial wastewater shall be discharged into any sea area before it, through proper treatment, has become conformable to the relevant State standards for pollutant discharge.

Article 35 The discharge of industrial wastewater or domestic sewage containing any organic or nutrient substance into any bay, semi-closed sea or any other sea area with low capacity of self-purification shall be strictly controlled.

Article 36 Effective measures shall be taken in discharging thermal waste water into any sea area

to ensure that the water temperature in the adjacent fishing zones is kept conformable to the State marine environment standards in order to avoid damage to fishery resources by thermal pollution.

Article 37The use of any chemical pesticide in any coastal farmland or forest farm shall conform to the State regulations and standards governing safe application of pesticides.

Any coastal farmland or forest farms shall rationally use any chemical fertilizer or plant growth regulators.

Article 38The abandoning, piling up or disposal of any mining tailing, slag, cinder, garbage or any other solid waste along any shore or beach shall be conducted in accordance with relevant provisions of *The Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes.*

Article 39Any transport of any dangerous waste through any internal waters or any territorial sea of the People's Republic of China is prohibited.

Any transport of any dangerous waste through any other sea area under the jurisdiction of the People's Republic of China shall be subject to prior written approval of the competent administrative department in charge of environment protection under the State Council

Article 40The People's Government of any coastal city shall build and improve its urban drainage network, set up systematically sewage treatment plants or other facilitates for centralized sewage treatment and intensify comprehensive control and management of urban sewage.

The construction of any marine sewage treatment project shall be conducted in compliance with the relevant regulations of the State.

Article 41The State shall adopt necessary measures to prevent, reduce and control marine environment pollution damage from or through the atmosphere.

Chapter V Prevention and Control of Pollution Damage to Marine Environment by Coastal Construction Projects

Article 42Any coastal construction, reconstruction or extension project shall be conducted in compliance with the relevant State regulations governing environment protection in relation to construction projects and shall include the funds for the prevention and control of pollution in the investment plan for the project.

No coastal construction project or any other operation that may cause any pollution to environment or damage to landscape shall be implemented in any marine nature reserve, coastal historic site or scenic spot, major fishing zones or any other area under special protection that are delimited according to relevant laws.

Article 43 Any unit carrying out any coastal construction project shall, during the project feasibility study period, conduct scientific surveys of the marine environment, rationally determine the site for the project based on natural and social conditions, and prepare and submit the relevant assessment report on the potential impact on the environment. After the competent department in charge of marine administration giving its opinion on the report, the report shall then be submitted to the competent administrative department in charge of environment protection for examination and approval.

The competent administrative department in charge of environment protection shall, before approving the report, seek the opinions of the competent administrative departments in charge of maritime affairs and fishery as well as of the relevant environment protection department of the armed forces.

Article 44 The environment protection facilities of any coastal construction project shall be designed, built and put into production simultaneously with the principal part of the construction project. No trial operation of the construction project shall be started until the related environment protection facilities have been examined and approved by the competent administrative department in charge of environment protection; and no construction project shall be put into production or use until its relevant environment protection facilities have successfully passed the acceptance inspection by the competent administrative department in charge of environment protection.

Article 45 The construction of any coastal industrial production project, including chemical pulp or paper mill, chemical plant, printing and dyeing mill, tannery, electroplating mill, brewery, oil refinery, beach ship-dismembering as well as any other project that causes serious marine environment pollution, without relevant effective pollution treatment facilities shall be prohibited.

Article 46 Effective measures shall be taken in building any coastal construction project to protect wild animals and plants and their living environment as well as marine living resources under State and local particular protection.

The mining of sand and gravel along the shore shall be strictly restricted. Effective measures shall be taken in open air mining of placer or coastal well drilling operation for seabed mineral resources to prevent pollution to marine environment.

Chapter VI Prevention and Control of Pollution Damage to Marine Environment by Marine Construction Projects

Article 47 Any marine construction project shall conform with the marine functional zonation scheme, the marine environment protection plan and the relevant State environment protection standards. During the project feasibility study period, the relevant assessment report on the potential impact of the project on the environment shall be prepared and submitted to the competent department in charge of marine administration for examination and approval. Then the report shall be submitted to the competent

administrative department in charge of environment protection for the record, and the project shall be subject to the supervision of the competent administrative department in charge of environment protection.

The competent administrative department in charge of marine administration shall, before the examination and approval of the above-mentioned assessment report, seek the opinions of the competent administrative departments in charge of maritime affairs and fishery as well as the environment protection department of the armed forces.

Article 48The environment protection facilities of any marine construction project shall be designed, built and put into production simultaneously with the principal part of the construction project. No trial operation of the construction project shall be started until the related environment protection facilities have been examined and approved by the competent administrative department in charge of marine administration; and no construction project shall be put into production or use until its relevant environment protection facilities have successfully passed the acceptance inspection by the competent administrative department in charge of marine administration.

The demolition or laying idle of any environment protection facilities shall be subject to prior approval of the competent administrative department in charge of marine administration.

Article 49The building of marine construction projects shall not use any material containing radioactivity in excess of relevant standards or containing any toxic or harmful substance liable to dissolve in water.

Article 50In case the implementation of any marine construction projects involves explosive operation, effective measures shall be taken to protect marine resources.

In the course of offshore oil exploration and exploitation as well as of transportation of oil, effective measures shall be taken to avoid occurrence of oil spill.

Article 51No oily waste water or oily mixture from any offshore oil drilling vessel, oil drilling platform or oil extraction platform shall be discharged into the sea before it becomes conformable to the relevant standards through proper treatment. The residual or waste oil shall be reclaimed and shall not be discharged into the sea. When it is discharged after the reclamation treatment, the oil content of the discharged shall not exceed the standards mandated by the State.

Oil-based mud or any other toxic compound mud used in drilling shall not be discharged into the sea. The discharge of water-based mud, any other non-toxic compound mud or drilling breaks into the sea shall be done in conformity with the relevant regulations of the State.

Article 52Any offshore oil drilling vessel, drilling platform, oil extraction platform or any other relevant offshore installation shall not dump any oil-containing industrial garbage into the sea. The dumping of any other industrial garbage shall not cause any pollution to marine environment.

Article 53 Any offshore well testing operation shall ensure that the oil and gas is completely burned. Any oil or oily mixture shall not be discharged into the sea.

Article 54 Those engaged in the exploration and exploitation of offshore oil shall first design contingency plans for oil spill and submit them to the competent State administrative department in charge of marine administration for examination and approval.

Chapter VII Prevention and Control of Pollution Damage to the Marine Environment by Dumping of Wastes

Article 55 No unit is permitted to dump, without approval of the competent State administrative department in charge of marine administration, any waste into any sea area under the jurisdiction of the People's Republic of China.

Any unit that needs to dump any waste into the sea shall submit a written application to the competent State administrative department in charge of marine administration for its examination and approval and shall not proceed the dumping before a permit is granted by the said department.

Any damping of wastes from outside the boundaries of the People's Republic of China into any sea area under the jurisdiction of the People's Republic of China is prohibited.

Article 56 The competent State administrative department in charge of marine administration shall, based on the toxicity of different kinds of wastes, the content of their poisonous components and the extent of their impact on marine environment, formulate the assessment procedures and standards for dumping of wastes into the sea.

The dumping of wastes into the sea shall be put under graded management in accordance with the categories and quantities of the wastes.

The competent State administrative department in charge of marine administration shall formulate a list of wastes allowed to be dumped into the sea, and after the competent administrative department in charge of environment protection under the State Council has examined the list and put forward its opinions, the list shall then be submitted to the State Council for approval.

Article 57 The competent State administrative department in charge of marine administration shall, on the principles of scientificity, rationality, economy and safety, delimit special offshore dumping sites, and after the competent administrative department in charge of environment protection under the State Council has examined the program and put forward its opinions, the program shall then be submitted to the State Council for approval.

The delimiting of any temporary offshore dumping site shall be subject to approval by the competent State administrative department in charge of marine administration and then submitted to the competent administrative department in charge of environment protection under the State Council for the record.

The competent State administrative department in charge of marine administration shall, before delimiting any offshore dumping site or approving any temporary offshore dumping site, seek opinions of the competent State administrative departments in charge of maritime affairs and fisheries.

Article 58 The competent State administrative department in charge of marine administration shall exercise supervision and management over the use of dumping sites and organize environmental monitoring of the dumping sites. In case it has been confirmed that any dumping site is no longer suitable for dumping, the competent State administrative department in charge of marine administration shall close it and stop all dumping activities in the site and report to the State Council for the record.

Article 59 Any unit permitted to dump wastes shall do the dumping in accordance with the time limit and conditions specified in the permit within the designated area. After the wastes to be dumped have been loaded on board, the approval department shall make a check.

Article 60 Any unit permitted to dump wastes shall make a detailed record of dumping and submit a written report to the approval department after the dumping. The vessel dumping the wastes shall report in writing to the competent administrative department in charge of maritime affairs of the departure port.

Article 61 Offshore incineration of wastes is forbidden.

Any offshore disposal of radioactive wastes or any other radioactive substance is prohibited. The exempt concentration for radioactive substances in wastes shall be determined by the State Council.

Chapter VIII Prevention and Control of Pollution Damage to Marine Environment by Vessels and Their Related Operations

Article 62 Any vessel and its related operations in any sea area under the jurisdiction of the People's Republic of China shall not discharge any pollutant, waste, ballast water, vessel garbage or any other harmful substance into the sea in violation of the provisions of this Law.

Those engaged in the business of collection of pollutants, wastes and garbage from vessels and of the operation of vessel cabin cleaning and washing shall possess the corresponding capabilities for pollutant collection and treatment.

Article 63 Any vessel shall, in accordance with relevant regulations, maintain certificates and documents for the prevention of pollution to marine environment and make actual records in conducting pollutant discharging and other operations.

Article 64 Any vessel shall be equipped with corresponding pollution prevention facilities and equipment.

The structure and equipment of any vessel for shipping pollutant cargoes shall be able to prevent or mitigate pollution to marine environment caused by the cargoes shipped.

Article 65 Any vessel shall comply with the stipulations of the laws and regulations on marine traffic and prevent marine environment pollution from incidents resulting from collision, running on rocks, stranding, fire or explosion and the like.

Article 66 The State shall establish, perfect and put into practice responsibility system of civil liability compensation for vessel-induced oil pollution, and shall establish vessel-induced oil pollution insurance and oil pollution compensation fund system in accordance with the principles of owners of both the vessel and the cargoes jointly undertaking liabilities for vessel-induced oil pollution compensations.

The detailed measures for the implementation of vessel-induced oil pollution insurance and oil pollution compensation fund system shall be formulated by the State Council.

Article 67 No vessel that is to ship any pollutant cargoes into or out of any port is allowed to sail into or out of the port, or to berth at the port or to load or unload the cargoes before the relevant application submitted by the relevant carrier, cargo owner or agent to the competent administrative department in charge of maritime affairs has been approved.

Article 68 The vouchers, packaging, marks and quantities, etc. of any pollutant cargoes delivered to any vessel for shipping shall be in conformity with the relevant regulations governing the cargoes being shipped.

Any cargo that is to be shipped and whose pollutant damage is uncertain is subject to assessment in accordance with relevant regulations.

In undertaking loading and unloading operations of any oily, toxic or harmful cargoes, the two parties of the vessel and the port shall both comply with relevant operation rules and regulations on safety and pollution prevention.

Article 69 Any port, dock, loading and unloading spot or shipyard shall, in accordance with relevant regulations, be equipped with sufficient facilities for collecting and treating vessel-induced pollutants and wastes, and shall keep these facilities in good conditions.

Any port, dock, loading and unloading spot or shipyard shall design contingency plans for dealing with oil spill pollution and shall be equipped with corresponding contingency equipment and devices for dealing with oil spill pollution.

Article 70 Any of the following operations is subject to prior approval by the relevant authorities in accordance with relevant regulations:

1) The use of any incinerator by any vessel within the water area of any port;
2) Such operations as cabin washing, cabin cleaning, gas discharging, ballast water and residual oil discharging, oily water collecting, gunwale rust-eradicating and paint coating within the water area of any port;
3) The use of any oil detergent chemical in any vessel, dock or facility;
4) The cleaning of any ship deck contaminated with any pollutant, toxic or harmful

substance;

5) Any lightering operation of bulk liquid cargoes with pollution damages;

6) Any operation of ship dismantling, ship salvaging, ship repairing or any other surface or underwater operations.

Article 71 In case of any shipping casualty that has caused or is liable to cause any severe pollution damage to marine environment, the competent State administrative department in charge of maritime affairs shall have the power to adopt imperative measures to avoid or mitigate the pollution damage.

For any open sea shipping casualty that has caused any severe pollution damage to the marine environment of any sea area under the jurisdiction of the People's Republic of China, or for any vessel or offshore facilities in the open sea with potential threat of such damage, the competent State administrative department in charge of maritime affairs shall have the power to adopt any necessary measure against the actual or potential damage

Article 72 Any vessel shall have the obligation to watch for any marine pollution and, upon spotting any marine pollution accident or any act in violation of the provisions of this Law, shall immediately report to the nearby department with the power to conduct marine environment supervision and administration in accordance with this Law.

Any civil aviation vehicle, upon spotting any pollutant discharge into the sea or any pollution accident on the sea, shall promptly report to nearby air traffic control authorities, which shall, upon receiving such report, immediately notify the department with the power to conduct marine environment supervision and administration in accordance with this Law.

Chapter IX Legal Liabilities

Article 73 In case of any of the following acts in violation of the provisions of this Law, the competent department with the power to conduct marine environment supervision and administration in accordance with this Law shall give the order to remedy the damage within the designated time limit and shall impose relevant fine:

1) Any discharge into the sea of any pollutant or any other substance that is prohibited by this Law to be discharged;

2) Any discharge of any pollutant into the sea in violation of the provisions of this Law or in excess of relevant standards;

3) The dumping of any wastes into the sea without prior relevant permit for such dumping;

4) The omission to take any prompt countermeasure in the event of any accident or any other contingent event causing pollution to marine environment.

Any act listed in above clause (1) or (3) is subject to a fine not less than 30,000 yuan but not more than 200,000 yuan, and any act listed in above clause (2) or (4) is subject to a fine not less than 20,000 yuan but not more than 100,000 yuan

Article 74 In case of any of the following acts in violation of the provisions of this Law, the competent department with the power to conduct marine environment supervision and administration in accordance with the provisions of this Law shall give the warning or impose relevant fine:

1) Failing to report or even refusing to report, in accordance with relevant regulations, on the discharge of any pollutant, or giving any false report;
2) Failing to report in accordance with relevant regulations on any incident or any other contingency;
3) Failing to make records of dumping in accordance with relevant regulations or failing to submit reports on dumping in accordance with relevant regulations;
4) Refusing to give report or giving false report on any shipping of any pollutant cargoes.

Any act listed in above clause (1) or (3) is subject to a fine not more than 20,000 yuan, and any act listed in above clause (2) or (4) is subject to a fine not more than 50,000 yuan.

Article 75 Any rejection of any on-site investigation on any violation of the second clause of Article 19 of this Law or any falsification during such investigation is subject to a warning together with a fine not more than 20,000 yuan imposed by the department with the power to conduct marine environment supervision and administration in accordance with this Law.

Article 76 In case any violation of this Law has caused damage to any marine ecosystem such as coral reefs, mangroves, or to any marine fishery resources or any marine reserve, the competent department with the power to conduct marine environment supervision and administration in accordance with this Law shall give the order to remedy the damage within the designated time limit and shall impose a fine not less than 10,000 yuan but not more than 100,000 yuan and confiscate, if any, all the illegal income.

Article 77 In case of any installation of any sewage outlet into the sea in violation of the first or third clause of Article 30 of this Law, the competent department in charge of environment protection under the local People's Government above the county level shall give the order to shut down the outlet and shall impose a fine not less than 20,000 yuan and not more than 100,000 yuan.

Article 78 In case of dismantling or laying idle any environment protection facilities without prior authorization in violation of the third clause of Article 32 of this Law, the competent department in charge of environment protection under the local People's Government above the county level shall give the order to reinstall and use such facilities and shall impose a fine not less than 10,000 yuan and not more than 100,000 yuan.

Article 79 In case of any transfer of any dangerous wastes through any sea area under the jurisdiction of the People's Republic of China in violation of the second clause of

Article 39 of this Law, the State administrative department in charge of maritime affairs shall give the order for the vessel shipping such wastes to retreat out of the sea area under the jurisdiction of the People's Republic of China and shall impose a fine not less than 50,000 yuan and not more than 500,000 yuan.

Article 80In case of any coastal construction project without any relevant examined and approved assessment report on the potential impact on the environment in violation of the first clause of Article 43 of this Law, the competent department in charge of environment protection under the local People's Government above the county level shall give the order to stop the illegal act and take remedial measures and shall impose a fine not less than 50,000 yuan and not more than 200,000 yuan, or the local People's Government above the county level shall, based on the limit of authority of administration, give the order to dismantle such construction within the designated time limit.

Article 81In case of any coastal construction project that has been, in violation of Article 44 of this Law, put into production or use without any relevant environment protection facilities or with any relevant environment protection facilities failing to satisfy relevant requirements provided for, the competent administrative department in charge of environment protection shall give the order to stop the production or use and shall impose a fine not less than 20,000 yuan and not more than 100,000 yuan.

Article 82In case of any new industrial construction project that is implemented in violation of Article 45 of this Law and that will cause serious pollution to the marine environment, the People's Government above the county level shall, based on the limit of authority of administration, give the order to shut it down.

Article 83In case of any marine construction project that is implemented in violation of the first clause of Article 47 of this Law or is put into production or use in violation of Article 48 of this Law without any relevant environment protection facilities or with any relevant environment protection facilities failing to satisfy relevant regulations provided for, the competent administrative department in charge of marine administration shall give the order to stop the construction, production or use and shall impose a fine not less than 50,000 yuan and not more than 200,000 yuan.

Article 84In case of any use of any material containing radioactivity in excess of relevant standards or containing any toxic or harmful substance liable to dissolve in water in violation of Article 49 of this Law, the competent administrative department in charge of marine administration shall impose a fine not more than 50,000 yuan and give the order to stop the operation of the construction project until such pollution damage is eliminated.

Article 85In case of any offshore oil exploration and exploitation activity in violation of the provisions of this Law and causing any pollution damage to the marine environment, the competent State administrative department in charge of marine administration shall give

the warning and impose a fine not less than 20,000 yuan and not more than 200,000 yuan.

Article 86In case of any dumping of any wastes in violation of the provisions of this Law or in violation of the stipulations specified in the relevant permit or into any dumping site already closed down, the competent administrative department in charge of marine administration shall give the warning and impose a fine not less than 30,000 yuan and not more than 200,000 yuan; in any serious case, the relevant permit shall be detained or revoked.

Article 87In case of any damping of any wastes from outside the boundaries of the People's Republic of China into any sea area under the jurisdiction of the People's Republic of China, the competent State administrative department in charge of marine administration shall give the warning and shall, based on the consequences of pollution damage actually or possibly caused, impose a fine not less than 100,000 yuan and not more than 1,000,000 yuan

Article 88In any of the following acts in violation of the provisions of this Law, the department with the power to conduct marine environment supervision and administration in accordance with this Law shall give the warning or imposes a fine.

1) Any port, dock, loading and unloading spot or vessel that is not equipped with relevant pollution prevention facilities or devices;
2) Any vessel not in possession of relevant pollution prevention certificate or pollution prevention document or not taking records of pollutant discharge in accordance with relevant provisions;
3) Any operation of ship dismantling, old vessel refitting or salvaging on water or within the water area of the port zone or any other on-water or underwater operation that has caused any pollution damage to marine environment;
4) Any vessel carrying any cargo that does not meet the relevant requirements for pollution prevention and transportation.

Any act listed in above clause (1) or (4) is subject to a fine not less than 20,000 yuan and not more than 100,000 yuan, any act listed in above clause (2) is subject to a fine not more than 20,000 yuan, and any act listed in above clause (3) is subject to a fine not less than 50,000 yuan and not more than 200,000 yuan.

Article 89In case any vessel, oil platform or any port, dock, or loading and unloading spot for oil loading and unloading conducts operation in violation of the provisions of this Law without any contingency plans for dealing with oil spill accidents, the department with the power to conduct marine environment supervision and administration in accordance with this Law shall give the warning or the order to make the correction within the designated time limit

Article 90In case of any pollution damage to marine environment, the responsible party shall remove the pollution and compensate the relevant losses. In case of any pollution

damage to marine environment resulting solely from the intentional act or fault of any third party, the third party shall remove the pollution and compensate the relevant losses.

In case any damage to any marine ecosystem, marine fishery resources or marine reserve has caused severe losses to the State, the department with the power to conduct marine environment supervision and administration in accordance with this Law shall, on behalf of the State, put forward compensation claim to the responsible party.

Article 91 Any unit that has, in violation of the provisions of this Law, caused any pollution accident to marine environment shall be subject to a fine imposed by the department with the power to conduct marine environment supervision and administration in accordance with this Law based on the damage and losses incurred; any personnel in direct charge and any other State public servant responsible for the accident are subject to an administrative sanction according to the law.

The amount of fine provided in the above clause shall be 30 per cent of the direct losses but in any case not more than 300,000 yuan.

In case of any severe marine environment pollution accident resulting in grave consequences of heavy losses to any public or private property or of any severe casualties shall be investigated for criminal responsibility according to the law.

Article 92 In any of the following cases in which any pollution damage to marine environment has been caused in spite of any prompt rational measure, the related personnel in charge may be exempted from the responsibility:

1) Any war;
2) Any irresistible natural calamity; or
3) Any negligence of duty or any other fault of any competent department responsible for the maintenance of beacons or other navigational aids.

Article 93 The administrative penalties for violation of the provisions on the payment of pollutant discharge fees or dumping fees or on the order for pollution removal within the designated time limited in Articles 21 and 22 of this Law shall be formulated by the State Council.

Article 94 Any personnel in charge of marine environment supervision and administration whose abuse of power, neglect of duty or malpractice for personal gains has resulted in any pollution damage to marine environment shall be subject to an administrative sanction according to the law; in case his conduct constitutes a crime, he shall be investigated for criminal responsibility according to the law.

Chapter X Supplementary Provisions

Article 95 For the purpose of this Law, the definitions of the following terms shall be as follows respectively:

1) "Pollution damage to the marine environment" means any introduction of any substance or energy directly or indirectly into marine environment that results in any harmful effect on marine living resources, human health, fishing or any other legitimate marine operation, useful quality of sea water, or environment quality;
2) "Internal waters" means all the sea areas on the land-ward side of the baseline of the territorial seas of our country;
3) "Coastal wetland" means any water area where the depth of water is less than 6 meters at low tide and its coastal flooded and wet areas, including any permanent water area, intertidal zone and any other coastal low land where the depth of water is less than 6 meters;
4) "Marine functional zonation scheme" means the delimitation of dominant functions and utilization category of seas based on the natural attributes, social attributes, natural resources and specific environment conditions of the seas;
5) "Fishing zone" means any spawning site, feeding ground, wintering ground or migration pathway for fishes, prawns and shrimps, or any mariculture plant of fishes, prawns, shrimps, shellfishes or algae;
6) “Oil" means any kind of oil or any of its refined products;
7) "Oily mixture" means any mixture containing oil;
8) "Discharge " means any act of draining any pollutant into the sea including pumping, spilling, releasing, gushing and pouring;
9) "Land-based pollution source" refers to any site or facility that discharge from land into the sea any pollutant that actually or potentially causes any marine environment pollution;
10) "Land-based pollutant" means any pollutant discharged from any land-based source;
11) "Dumping " means any disposal of any wastes or any other harmful substance into the sea from any vessel, air vehicle, platform or any other means of transport, including the abandonment of any vessel, air vehicle, platform or its auxiliary installation, or any other floating apparatus;
12) "Coastal land area" means any area connected with any coastline or any area for discharging any pollutant directly or indirectly into the sea through pipelines, channels, installations or for any related operation;
13) "Offshore incineration " means any intentional act of burning any pollutant or any other substance with any offshore incineration device for the purpose of thermal destruction, but excluding any act incidental to any normal operation of any vessel, platform or any other artificial structure.

Article 96The detailed division of functions and powers of relevant departments involved in marine environment supervision and administration not covered in this Law shall be determined by the State Council.

Article 97In case of any discrepancy between any international treaty related to marine environment protection concluded or participated in by the People's Republic of China and this Law, the provisions of the international treaty shall prevail, except for those

provisions for which the People's Republic of China has announced any reservation.

Article 98This Law shall come into force on April 1, 2000.

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法律意见书

致：中海集装箱运输股份有限公司

法国巴黎百富勤融资有限公司（代表其自身及包销商）

北京市竞天公诚律师事务所（“本所”）是经北京市司法局批准成立并在中华人民共和国（“中国”）境内执业的律师事务所。本所受中海集装箱运输股份有限公司（“发行人”）委托，担任发行人在境外公开发行股票及在香港联合交易所有限公司（“香港联交所”）主板上市（“本次发行上市”）的专项法律顾问。本所根据《中华人民共和国公司法》（“公司法”）、《中华人民共和国证券法》（“证券法”）、《国务院关于股份有限公司境外募集股份及上市的特别规定》（“特别规定”）、中国证券监督管理委员会（“中国证监会”）的有关规定及本所与发行人签署的法律顾问委托协议，出具本法律意见书。

为了出具本法律意见书，本所审查了发行人提供的有关发行人成立、目前的资产状况以及与本次发行上市有关的文件的原件或影印件，并听取了发行人就有关事实的陈述和说明。本所仅根据本法律意见书出具日以前发生的事实及本所对该等事实的了解及对有关法律的理解发表法律意见。在本法律意见书中，本所仅就发行人本次发行上市所涉及到的法律问题发表意见，而未对有关会计、审计和资产评估等非法律专业事项发表意见，并依赖有关会计师事务所、资产评估事务所就发行人成立、本次发行上市而出具的有关验资、审计和资产评估报告。

发行人已向本所保证，发行人所提供的文件和所作的陈述和说明是完整、真实和有效的，且一切足以影响本法律意见书的事实和文件均已向本所披露，而无任何隐瞒、疏漏之处。对于本法律意见书至关重要而又无法得到独立的证据支持的事实，本所依赖于有关政府部门、发行人及其他有关单位出具的证明文件。本法律意见书仅供发行人法国巴黎百富勤融资有限公司（“百富勤”）为本次发行上市之目的而使用，不得被任何人用于其他任何目的。

本所承诺已严格履行法定职责，遵循了勤勉尽责和诚实信用原则，对发行人的行为以及本次发行上市申请的合法、合规、真实、有效进行了充分的核查验证，保证法律意见书中不存在虚假记载、严重误导性陈述及重大遗漏。

在本法律意见书上签字的本所张绪生律师及王英哲律师均经司法部授予律师资格、并经北京市司法局批准执业，有权签署本法律意见书。

本所在此同意，发行人及发行人的上市保荐人可将此法律意见书提呈香港联交所，如有需要，可在发行人为本次发行上市而编制的招股章程中披露本法律意见书的内容，并作为备查文件。但除上述外，未经本所的书面同意，本法律意见书不得被任何人为任何其它目的而使用。

基于上述，本所律师根据《证券法》第十三条的要求，按照中国律师行业公认的业务标准、道德规范和勤勉尽责精神，对发行人提供的文件和有关事实进行了核查和验证，现出具如下法律意见：

一、本次发行上市的批准和授权

（一）发行人股东大会关于发行人本次发行上市的批准及授权

2004 年 3 月 4 日，发行人召开二〇〇四年第一次临时股东大会作出特别决议，批准发行人赴境外发行股票并上市。该次股东大会同时授权发行人董事会全权处理与发行人境外发行股票及上市有关的一切事宜。经审查，本所认为，上述决议的作出符合法定程序，上述决议的内容和形式符合中国有关法律、法规和发行人章程的有关规定，是合法有效的。

（二）国务院国有资产监督管理委员会（“国资委”）关于发行人转为境外募集股份并上市的公司的批准

2004年3月23日，国资委以《关于中海集装箱运输股份有限公司转为境外募集公司的函》(国资改革[2004]168号）批准发行人依法转为境外募集股份并上市的公司。

（三）中国证监会关于发行人发行境外上市外资股并到香港联交所上市的批准

中国证监会已于2004年2月27日向中国海运（集团）总公司（“集团公司”）出具了《关于同意受理中海集装箱运输股份有限公司（筹）发行境外上市外资股申请的函》(国合函[2004]37号)，同意正式受理发行人发行境外上市外资股的申请。2004年4月14日，中国证监会向发行人发出了《关于同意中海集装箱运输股份有限公司发行境外上市外资股的批复》(证监国合字[2004]14号)，同意发行人发行境外上市外资股并到香港联交所上市。

二、发行人本次发行上市的主体资格

发行人系经国资委于2004年2月5日以《关于设立中海集装箱运输股份有限公司的批复》(国资改革[2004]49 号）批准，以集团公司作为独家发起人，由中海集装箱运输有限公司（“中海集运”）依法变更设立的股份有限公司。2004年3月3日，发行人在上海市工商行政管理局注册成立并领取了《企业法人营业执照》(注册号：3100001007214)。

经国资委于2004年3月23日以《关于中海集装箱运输股份有限公司转为境外募集公司的函》(国资改革[2004]168号）批准，发行人依法转为境外募集股份并上市的公司。

本所认为，发行人系依据公司法设立的股份有限公司，具备公开发行股票并上市的主体资格。根据发行人公司章程以及企业法人营业执照的记载，发行人的营业期限为“永久存续”及经营期限为“自2004年3月3日至无期限”。截至本法律意见书出具之日，本所未发现任何导致发行人停业、解散或影响发行人合法存续的事由出现。

三、发行人本次发行上市的实质条件

根据本所的了解并经发行人确认，截至本法律意见书出具之日，发行人已经具备下述有关法律、法规规定的本次发行上市的基本条件：

（一）发行人是一家依照中国法律合法设立并有效存续的股份有限公司；

（二）发行人已发行的和本次拟发行的普通股限于一种，同股同权；

（三）发行人于2004年3月3日注册成立，股份由集团公司全部认购，根据上海众华沪银会计师事务所有限公司于2004年2月8日出具的《验资报告》（沪众会字[2003]第1396号，截至2004年1月10日，集团公司认缴的出资已经缴足；

（四）发行人目前股本总额为人民币38.3亿元，在本次发行上市后其股本总额将达到人民币603,000万元或不超过人民币636,000万元（在超额配售选择权获得行使的情况下），符合公司法规定的上市公司股本总额不少于人民币5,000万元的要求；

（五）发行人系由中海集运依法变更设立的股份有限公司，根据特别规定，发行人一经成立，即可以发行新股；

（六）发行人的前身中海集运系于1997年8月28日依法设立的有限责任公司，业已合法存续三年以上；

（七）发行人此次拟在境外公开发行220,000万股境外上市外资股（"H股"）或不超过253,000万股H股（若超额配售选择权获得行使），而集团公司将根据有关减持国有股的规定在本次股票发行中向境外投资者出售22,000万股国有法人股或不超过25,300万股国有法人股（若超额配售权获得行使），由此，本次股票发行完成后H股占发行人发行后股份总数的比例为40.13%或不超过43.76%（若超额配售选择权获得行使），符合公司法关于股本总额超过人民币4亿元的股份公司向社会公开发行股份的比例不低于股份总数15%的要求；

（八）根据发行人的承诺及本所的核查，发行人（及其前身中海集运）及其于中国境内的各附属公司截至本法律意见书发出之日及最近三年（2001年、2002年及2003年）内无重大违法、违规行为，且财务报告无虚假记载；

（九）根据本所的核查及集团公司的确认，集团公司截至本法律意见书发出之日及最近三年（2001年、2002年及2003年）内没有重大违法、违规行为；

（十）发行人目前所从事的主营业务为海上集装箱运输业务，属于现行有效

的《外商投资产业指导目录》所规定的鼓励外商投资的"国际集装箱多式联运业务"；发行人本次发行上市的募集资金用途为投资建造集装箱船舶和集装箱、增加对上海浦海航运有限公司的投资、归还银行贷款，其前述船舶建造计划已按照国家有关固定资产投资立项的规定取得了国家发展和改革委员会（原国家发展计划委员会）（计基础[2002]2495号）批准；

（十一） 根据上海众华沪银会计师事务所有限公司于2004年3月12日出具的《审计报告》（沪众会字[2004]第1008号），发行人在2003年12月31日的净资产为人民币 3,836,653,167.61 元，2003 年度净利润为人民币 1,111,126,393.89 元；据发行人管理层预测，发行人 2004 年税后净利润约为人民币 31.26 亿元，具有较强增长潜力。以前述2004年盈利预测为基础，按合理预期市盈率计算，发行人本次境外发行上市的筹资额约为港币67－102亿元。发行人的净资产、净利润、筹资额符合中国证监会有关股份公司申请境外上市的条件；

（十二） 发行人具有规范的法人治理结构及较完善的内部管理制度，有较稳定的高级管理层及较高的管理水平；

（十三） 据发行人介绍，发行人的外汇收入占其销售收入的35%以上，上市后分红派息有可靠的外汇来源，符合国家外汇管理的有关规定；

（十四） 公司已于2004年4月14日得到中国证监会的同意，获准发行境外上市外资股并到香港联交所上市。

基于上述，本所认为，发行人具备中国有关法律规定的境外发行股票及上市的实质条件。

四、发行人的设立

（一）发行人的历史沿革

发行人的前身为中海集运。1997年6月28日，交通部作出《关于组建中海集装箱运输有限公司的批复》（交水批[1997]268 号），批准集团公司、广州海运（集团）有限责任公司（集团公司的全资子公司，以下简称"广州海运"）及上海海兴轮船股份有限公司（集团公司的控股子公司，于 1997 年 12 月更名为"中海发展股份有限公司"，以下简称"中海发展"）共同出资设立中海集运。1997 年 7 月 18 日，上海华审资产评估事务所出具《上海海运（集团）公司"郁金香轮"资

产评估报告书》(沪华评[97]042 号)、《上海海兴轮船股份有限公司"向荣轮"、"向明轮"资产评估报告书》(沪华评[97]043 号)及《广州海运(集团)公司"桃园轮"、"林园轮"资产评估报告书》(沪华评[97]044 号),对各股东拟投入中海集运的资产进行了评估。1997 年 8 月 5 日,原国家国有资产管理局下发《对组建中海集装箱运输有限公司项目资产评估结果的确认批复》(国资评[1997]753 号),确认了前述资产评估报告的评估结果。1997 年 8 月 14 日,北京中交审计师事务所对各股东的出资进行了审验并出具了《验资报告》([97]交审所字 61 号),根据该验资报告,中海集运成立时的注册资本为人民币 68,737 万元,其中集团公司以"郁金香"轮作价出资,认缴出资额人民币 35,056 万元,约占中海集运注册资本的 51%,广州海运以其所有的"桃园"轮和"林园"轮作价出资,认缴出资额人民币 16,497 万元,约占中海集运注册资本的 24%,中海发展以"向荣"轮和"向明"轮、上海海兴远仓集装箱储运有限公司(于 2002 年 9 月更名为"上海海兴远仓国际物流有限公司")40%的股权及以货币出资,认缴出资额人民币 17,184 万元,约占中海集运注册资本的 25%。截至 1997 年 8 月 12 日,各股东认缴的出资已经缴足。1997 年 8 月 28 日,中海集运在上海市工商行政管理局注册成立,并依法领取了企业法人营业执照(注册号:3100001004838)。

2000 年 3 月 18 日,中海集运股东会作出决议,批准中海集运的注册资本由人民币 68,737 万元增加至人民币 180,105 万元,增加上海海运(集团)公司(集团公司的全资附属企业,以下简称"上海海运")作为股东,增加的注册资本由各原股东和上海海运以现金和债权转股权的形式认缴。2000 年 6 月 29 日,上海公信中南会计师事务所对各股东新增出资进行了审验并出具了《验资报告》(公会[2000]验字第 6-72 号),根据该验资报告,各股东认缴的出资已经缴足。2000 年 9 月 20 日,中海集运依法向上海市工商行政管理局换发了企业法人营业执照。此次增资完成后,中海集运的注册资本增加至人民币 180,105 万元,其中集团公司的出资额为人民币 72,158 万元,约占其注册资本的 40.06%;广州海运的出资额为人民币 27,807 万元,约占其注册资本的 15.44%;中海发展的出资额为人民币 45,026 万元,约占其注册资本的 25%;上海海运的出资额为人民币 35,114 万元,约占其注册资本的 19.5%。

2002 年 9 月 9 日,集团公司与中海发展签署股权转让协议("中海发展协议"),

约定中海发展将其持有中海集运25%的股权全部转让给集团公司，股权转让对价为人民币1元，该股权转让对价高于中海集运截至2002年6月30日的净资产评估值及帐面值（根据中通诚资产评估有限公司于2002年9月5日出具的通评报字[2002]第32号《资产评估报告书》的记载，中海集运于2002年6月30日的经评估净资产值为人民币负29,028.87万元，帐面价值为人民币负43,036.52万元）。我们认为，根据中国有关法律、法规的规定，中海发展协议是有效的，并对中海发展协议的各签署方具有合法的约束力，中海发展协议所规定的股权转让亦已依法完成。2002年10月15日，中海集运股东会批准前述股权转让，并同意对公司章程进行相应修改。此次转让完成后，集团公司对中海集运的出资额由人民币72,158万元增加至人民币117,184万元，约占其注册资本的65.06%。

中海发展协议同时规定，在前述股权转让生效后，集团公司授予中海发展以股权购买权，即中海发展有优先权向集团公司于日后任何时间按照双方协商确定的条款回购集团公司所持有的全部或部分中海集运股权（“股权购买权”）。我们认为，该股权购买权的授予有效并对中海发展协议各方具有合法的约束力。

2002年11月15日，中海集运股东会作出决议，批准集团公司单方面对中海集运以现金形式增加出资人民币10亿元。2002年12月18日，上海众华沪银会计师事务所有限公司对集团公司的出资进行了审验并出具了《验资报告》（沪众会字[2002]第1245号），根据该验资报告，截至2002年12月18日，集团公司认缴的出资已经缴足。2002年12月20日，中海集运依法向上海市工商行政管理局换领了企业法人营业执照。此次增资完成后，中海集运的注册资本增加至人民币280,105万元，其中集团公司的出资额为人民币217,184万元，约占其注册资本的77.54%；广州海运的出资额为人民币27,807万元，约占其注册资本的9.93%；上海海运的出资额为人民币35,114万元，约占其注册资本的12.54%。

2003年10月5日，中海集运股东会作出决议，批准集团公司再次单方面对中海集运以现金形式增加出资人民币10亿元。2003年10月14日，上海众华沪银会计师事务所有限公司对集团的出资进行了审验并出具了《验资报告》（沪众会字[2003]第1280号），根据该验资报告，截至2003年10月14日，集团公司认缴的出资已经缴足。2003年11月19日，中海集运依法向上海市工商行政管理局换领了企业法人营业执照。此次增资完成后，中海集运的注册资本增加至人

民币 380,105 万元，其中集团公司的出资额为人民币 317,184 万元，约占其注册资本的 83.45%；广州海运的出资额为人民币 27,807 万元，约占其注册资本的 7.31%；上海海运的出资额为人民币 35,114 万元，约占其注册资本的 9.24%。同时，为弥补中海集运以前年度的累计亏损，集团公司于 2003 年 10 月 20 日作出决定，免除中海集运应付集团公司的部分债项（共计约人民币 10.49 亿元）的清偿义务，免除部分的金额作为集团公司对中海集运的投资计入中海集运的资本公积金。

基于上述，本所认为，中海集运的设立、历次变更及其重组过程已依法履行了相关的审批、登记程序，符合有关法律、法规及规范性文件的规定。

（二）发行人的设立

2004 年 1 月 10 日，为变更设立股份公司之目的，中发国际资产评估有限公司以 2003 年 10 月 31 日为基准日对中海集运的资产进行了评估并出具了《资产评估报告》（中发评报字[2003]第 045 号），根据该评估报告，在 2003 年 10 月 31 日，中海集运经评估的净资产值为人民币 461,283.29 万元。

2004 年 1 月 10 日，上海众华沪银会计师事务所有限公司以 2003 年 10 月 31 日为基准日对中海集运的财务状况进行了审计并出具了《审计报告》（沪众会字[2003]第 1398 号）。根据该审计报告，在 2003 年 10 月 31 日，中海集运经审计的所有者权益（净资产）为人民币 38.3 亿元。

2003 年 12 月 29 日，国家工商行政管理总局下发《企业名称预先核准通知书》（[国]名称变核内字[2003]第 596 号），核准发行人的名称为“中海集装箱运输股份有限公司”。

2003 年 12 月 31 日，集团公司总裁办公会作出决议，批准将广州海运、上海海运各自持有的中海集运股权无偿划转予集团公司。2004 年 1 月 10 日，集团公司与广州海运、上海海运签署《关于中海集装箱运输有限公司股权无偿划转协议》，约定将广州海运、上海海运各自持有的中海集运股权无偿划转予集团公司。

2004 年 1 月 10 日，中海发展具函通知集团公司，确认在中海集运变更设立为股份公司后的三年内，中海发展将不会根据中海发展协议行使集团公司给予中海发展的股权购买权。

2004年1月10日，中海集运股东会作出如下决议：

（1） 批准上述股权划转，上述股权划转以国资委批准集团公司作为独家发起人发起设立股份公司的国有股权管理方案为生效条件；

（2） 同意集团公司在上述股权划转生效后，作为独家发起人，采取发起设立的方式，将中海集运依法变更为股份公司。

2004年1月10日，集团公司作出《关于发起设立中海集装箱运输股份有限公司（筹）的发起人决议》（"发起人决议"）。根据该发起人决议，集团公司以中海集运在2003年10月31日的净资产作为出资投入发行人，发行人的股本总额为人民币38.3亿元，划分为普通股38.3亿股，每股面值人民币1元，全部由集团公司持有。该发起人决议亦以国资委批准集团公司作为独家发起人发起设立股份公司的国有股权管理方案为生效条件。

2004年1月29日，国资委作出《关于中海集装箱运输股份有限公司（筹）国有股权管理有关问题的批复》（国资产权[2004]32号），批准发行人的总股本为38.3亿股，全部由集团公司持有，股份性质为国有法人股。据此，前述股权划转及发起人决议业已生效。

2004年2月8日，上海众华沪银会计师事务所有限公司对集团公司的出资进行了审验并出具了《验资报告》（沪众会字[2003]第1396号），根据该验资报告，截至2004年1月10日，集团公司认缴的出资已经缴足。

2004年2月5日，国资委作出《关于设立中海集装箱运输股份有限公司的批复》（国资改革[2004]49号），批准集团公司作为独家发起人发起设立股份公司。

2004年2月20日，发行人召开创立大会，通过了批准发行人设立及其《公司章程》的决议，并选举出发行人第一届董事会和监事会。

2004年3月3日，上海市工商行政管理局向发行人核发了《企业法人营业执照》（注册号：3100001007214），发行人正式成立，发行人在中国的法定住所为上海市浦东新区福山路450号27层A、B、C、D室。

本所认为，前述发行人的设立程序符合现行法律、法规、规章和有关规范性文件的要求，手续完备、规范，本所未发现存在违反法律、法规的情形。

五、发行人的独立性

（一）经本所律师核查及发行人确认，发行人的经营管理实行独立核算、独立承担责任与风险，集团公司通过股东大会以法定程序对发行人行使股东权利。基于上述，本所认为，发行人的业务独立于集团公司及其他关联方。

（二）经核查及发行人确认，发行人的资产完整并可满足其经营所需，且与集团公司的资产在产权上有明确的界定与划分。集团公司用于出资的的相关资产已全部投入发行人，有关权属变更手续正在办理之中，不存在法律障碍。集团公司没有干预发行人资产管理以及违规占用发行人资金、资产及其他资源的情况。基于上述，本所认为，发行人的资产独立完整。

（三）发行人是一家主要从事海上集装箱运输业务的企业，其具有独立、完整的物资采购、船舶管理及市场销售系统。

（四）发行人的总经理、副总经理、董事会秘书、财务负责人等高级管理人员均无在集团公司中担任高级管理人员的双重任职情况；发行人的总经理及其他高级管理人员在发行人处领取薪酬，并无由集团公司代发的情况；发行人的总经理、副总经理等高级管理人员未在集团公司的附属企业担任除董事、监事以外的职务；集团公司向发行人推荐高级管理人员均根据发行人公司章程的规定履行合法程序，未发现有超越发行人董事会和股东大会作出人事任免决定的情形；发行人的劳动、人事、社会保障、工资管理及房改费用等完全独立于集团公司及其他关联方。基于上述，本所认为，发行人的人员独立。

（五）发行人设置市场部、事务部、财务部、箱运部、船工部、箱管部、货运部、商务部、人事部、内贸运输部和企管部等职能部门。该等机构依据发行人的公司章程及内部规章制度独立行使各自的职权；集团公司不干预发行人的机构设置；发行人及其职能部门与集团公司及其职能部门之间不存在上下级关系，发行人的生产经营活动未受到集团公司及其他关联方以任何形式的干预。基于上述，本所认为，发行人的机构独立。

（六）经核查及发行人确认，发行人设置了独立的财务部门，建立了独立的会计核算体系和财务管理制度，符合有关会计制度的要求，独立进行财务决策；发行人独立在银行开立帐户，未发现与集团公司共用一个银行帐户和集团公司或

其他关联方以任何形式占用发行人货币资金或其他资产的情况；发行人依法进行纳税申报和履行纳税义务；发行人独立对外签定合同。目前发行人的部份银行贷款系由集团公司提供担保，但发行人已取得有关银行的确认，同意在发行人上市后撤销该等集团公司提供的担保，将该等贷款改为由发行人自行提供信用保证。基于上述，本所认为，发行人的财务独立。

（七）发行人拥有独立的物资供应、船舶管理和市场销售等整套经营管理体系，其燃料采购、船舶管理、市场销售等环节不依赖于集团公司或任何关联方。发行人的管理层具有丰富的管理经验，其内部职能机构的设置科学合理，具备根据市场变化独立作出经营决策和贯彻实施经营策略的能力。基于上述，本所认为，发行人具有面向市场自主经营的能力。

六、发起人和股东

（一）股份公司的发起人

集团公司为发行人的发起人，目前持有发行人 38.3 亿股股份，占发行人股本总额的 100%，其具体情况如下：

1996 年 10 月 28 日，原国家经济贸易委员会作出《关于同意成立中海集团的批复》（国经贸企[1996]748 号），批准交通部的五家直属企业——上海海运、大连海运（集团）公司、广州海运、中国海员对外技术服务公司（“中国海员公司”）和中交船业公司共同组建了大型企业集团——中国海运集团，中国海员公司被确定为中国海运集团的核心企业，并更名为“中国海运（集团）总公司”，对中国海运集团的其他成员企业行使投资主体职能。

根据国家工商行政管理总局向集团公司核发的现行有效的企业法人营业执照（注册号：1000001000218（4-1）），集团公司目前的住所为上海市东大名路 700 号，法定代表人为李克麟，经济性质为全民所有制，注册资金为人民币 661,195 万元。2003 年 10 月 21 日，国务院办公厅下发《关于公布国务院国有资产监督管理委员会履行出资人职责企业名单的通知》（国办发[2003]88 号），确定集团公司为由国资委履行出资人职责的企业之一。经本所适当核查，集团公司目前依法存续，并无任何终止事由出现。

基于上述，本所认为，发行人的控股股东及实际控制人为集团公司，集团公

司为一家合法成立并有效存续的国有企业，根据特别规定，其可以作为独家发起人发起设立向境外投资人募集股份并在境外上市的股份公司，且其取得并持有发行人的股份履行了相关的审批程序，符合有关法律、法规及规范性文件的规定。

（二）发起人已投入发行人的资产

1、根据发起人决议及国资委《关于设立中海集装箱运输股份有限公司的批复》（国资改革[2004]49号），发行人的股本总额为人民币38.3亿元，划分为38.3亿股股份，每股面值人民币1元，集团公司以中海集运经审计的在2003年10月31日的全部净资产（共计人民币38.3亿元）作为出资投入发行人，认购全部股份。2004年2月8日，上海众华沪银会计师事务所有限公司对集团公司的出资进行了审验并出具了《验资报告》（沪众会字[2003]第1396号），根据该验资报告，截至2004年1月10日，集团公司认缴的出资已经缴足。经本所适当核查，于发行人成立前，中海集运对其所拥有的资产具有合法的权益，未发现其产权存在瑕疵或产权关系不清晰的情形，因此，本所认为，集团公司投入发行人的中海集运的资产产权关系清晰，其将该等资产投入发行人不存在法律障碍。

2、于发行人设立时，中海集运所持有的其他公司的股权作为集团公司对发行人的出资的一部分投入发行人。根据本所的调查，于发行人成立前，中海集运即已依法取得和持有该等股权的合法权益。由于发行人系由中海集运变更设立，该等股权被投入发行人后，持有该等股权的主体在实质上未发生变化，自发行人成立之日起，发行人即对该等股权享有合法权益，因此，该等股权被投入发行人无需取得相关公司其他股东的同意，亦不需要履行股权转让的法律程序，仅就该等股权办理股东更名手续即可。据本所了解，目前上述股东更名手续正在办理之中，而本所未发现办理上述股东更名手续存在实质性的法律障碍。

3、除上述股权外，集团公司对发行人的出资还包括其他形式的资产（包括但不限于船舶、车辆等固定资产、流动资产及商标权、专利权等无形资产）。根据本所的调查，于发行人成立前，中海集运即已依法取得和持有前述资产的合法权益。由于发行人系由中海集运变更设立，前述资产被投入发行人后，所有权主体在实质上未发生变化，自发行人成立之日起，发行人即对该等资产享有合法权益，发行人仅需就法律、法规要求办理产权登记的资产办理相关的产权人更名手续即可。根据本所的查证，前述有关资产的产权人更名手续正在办理之中，本所

并未发现前述正在办理的产权人更名手续存在实质性的法律障碍。

七、发行人的股本及演变

（一）发行人成立时的总股本为 38.3 亿股，全部由集团公司认缴和持有，股份性质为国有法人股。

我们认为，发行人的上述股权设置、股本结构及股权性质的界定符合有关法律、法规及规范性文件的规定，并且已经取得国资委《关于中海集装箱运输股份有限公司（筹）国有股权管理有关问题的批复》（国资产权[2004]32 号）及《关于设立中海集装箱运输股份有限公司的批复》（国资改革[2004]49 号）的批准，是合法有效的，未发现有发生纠纷的可能性和其他潜在风险。

（二）根据国资委 2004 年 3 月 22 日作出的《关于中海集装箱运输股份有限公司国有股划拨有关问题的批复》（国资产权[2004]167 号），集团公司持有的发行人 22000 万股国有法人股被划拨给全国社会保障基金理事会持有，并将在本次公开募股时将上述股份一并出售。股份划拨后，发行人的总股本仍为 383000 万股，其中集团公司持有 361000 万股，占总股本的 94.26%；全国社会保障基金理事会持有 22000 万股，占总股本的 5.74%。

本所认为，上述股份划拨行为符合国务院《减持国有股筹集社会保障基金管理暂行办法》（国发[2001]22 号，“减持办法”）及其他有关法律、法规和规章的规定，并取得了有权的国有资产监督管理部门的批准，是合法有效的。

（三）据集团公司承诺并经本所核查，于本法律意见书出具之日，集团公司所持有发行人的股份未设置质押。

八、发行人的业务

（一）根据发行人的公司章程及营业执照的记载，发行人的经营范围为“国内沿海及长江中下游普通货船、国内沿海外贸集装箱内支线班轮运输，国际船舶运输（含集装箱班运输），集装箱制造、修理、租赁、买卖，船舶租赁、买卖（以上经营范围涉及许可的凭许可证经营）”。经本所的适当核查，发行人目前正在其上述经营范围之内从事其经营活动。

就上述经营范围，发行人之前身中海集运已依法取得如下许可、资质及登记

证书：

1、交通部于2003年12月30日核发的《水路运输许可证》（交直XK0019），批准中海集运经营国内沿海及长江中下游普通货船、沿海外贸集装箱内支线班轮运输业务；

2、交通部于2002年4月8日核发的《国际船舶运输经营许可证》（证书编号：MOC-MT 00003），批准中海集运从事国际船舶集装箱运输业务；

3、交通部于2002年3月25日核发的《国际班轮运输经营资格登记证》（证书编号：MOC-ML 00002），批准中海集运从事进出中国港口的国际集装箱班轮运输业务；

4、上海海关于2003年6月25日核发的《承运转关运输货物企业注册登记证书》（证书编号：沪三02字关字第018号），准予中海集运承运转关运输货物。

2004年3月12日，上述《水路运输许可证》和《国际船舶运输登记证》的持有人由中海集运变更为发行人手续已办理完毕，交通部已向发行人核发了新的证书。其他证书的所登记的持有人由中海集运变更为发行人的有关更名手续正在办理之中，本所未发现办理上述更名手续存在实质性法律障碍。

本所认为，发行人及其各中国境内附属公司的经营范围和经营方式符合有关法律、法规及规范性文件的规定，发行人已依法取得其经营业务所需的各项批准及许可。

（三）根据上海众华沪银会计师事务所有限公司于2004年3月12日出具的《审计报告》（沪众会字[2004]第1008号），发行人2003会计年度的主营业务收入为人民币15,222,122,653.78元，占其全部业务收入的98.7%。本所认为，发行人主营业务突出。

（四）经本所的适当核查，发行人自设立至今经营范围未发生过实质变化。

（五）根据发行人提供的资料并经本所调查，未发现发行人及其于中国境内的各附属公司存在持续经营的法律障碍。

九、关联交易及同业竞争

（一）发行人的关联方

集团公司在发行人本次发行上市后将持有发行人 59.87%的股份（若超额配售选择权未获行使）或不超过 56.24%的股份（若超额配售选择权获得行使），为发行人的控股股东和实际控制人。集团公司及其下属公司（发行人除外）是发行人的关联企业。

（二）发行人上市后将持续进行的关联交易

据本所了解并经发行人确认，截至本法律意见书出具之日，发行人与上述关联企业之间存在如下发行人上市后将持续进行的关联交易：

1、发行人与中海集团物流有限公司、中海船务代理有限公司、中海工业有限公司、上海浦海航运有限公司于 2004 年 5 月 10 日签署《关于上海浦海航运有限公司增资的协议》，根据该协议，在发行人上市后，发行人将已其上市募集资金向上海浦海航运有限公司增资人民币 50000 万元，而中海集团物流有限公司、中海船务代理有限公司、中海工业有限公司将向上海浦海航运有限公司增资共计人民币 5030 万元，在该等增资完成后，发行人将持有上海浦海航运有限公司 90%的股权，而中海集团物流有限公司、中海船务代理有限公司、中海工业有限公司将合共持有上海浦海航运有限公司 10%的股权。

2、发行人与集团公司已签署《保证和弥偿保证协议》（Deed of Warranty and Indemnity），根据该协议，集团公司就发行人的重组等作出若干声明、保证及承诺，并同意就发行人因其重组及上市过程中可能发生的有关费用或赔偿提供全面弥偿保证。

3、发行人与集团公司的下属公司东方国际投资有限公司签署了 34 份集装箱租赁协议、与集团公司签署了 1 份集装箱租赁协议、并与上海仁川国际渡轮有限公司签署了 1 份集装箱租赁协议，根据该等协议，东方国际投资有限公司及集团公司向发行人租赁集装箱供发行人使用；发行人亦租赁部分集装箱予上海仁川国际渡轮有限公司使用。

4、截至本法律意见书出具之日，发行人及其附属公司与集团公司的部分附属公司间存在 7 项房屋租赁协议，其中 2 项的出租方为上海海泓物业有限公司，其余 5 项的出租方分别是中海北方物流有限公司、连云港中海船务代理有限公司、营口中海物流有限公司、中海集团投资有限公司及广州海运集团国际货运代

理有限公司，前述出租方均为集团公司的下属公司，其根据该等房屋租赁协议的规定出租房屋予发行人及其附属公司使用。

5、就集团公司将其注册商标许可予发行人使用事宜，发行人与集团公司于 2004 年 4 月 26 日签署了 4 份《商标使用许可合同》、于 2004 年 5 月 10 日签署了 1 份《商标使用许可合同补充协议》及 1 份《商标使用许可协议》，详情请参见本法律意见书第十（三）段“发行人使用的注册商标”部分。

6、发行人与中国银行上海分行、交通银行、广东发展银行、中国工商银行上海分行及上海银行间有 16 项贷款协议，该等贷款目前均系由集团公司提供担保，但发行人已取得有关银行的确认，同意在发行人上市后撤销该等集团公司提供的担保，将该等贷款改为由发行人自行提供信用保证。

7、在发行人以期租方式向独立第三方租赁的船舶中，有 8 艘船舶由集团公司为发行人向出租方提供了履约担保，发行人并未就该等担保向集团公司提供任何抵押。

8、发行人的全资子公司 Arisa Navigation Company Limited 与有关银行签署了 1 份融资协议，以收购一艘新船舶，根据该协议的安排，Arisa Navigation Company Limited 将在有关船舶交付使用后作为船主，将该船舶期租予集团公司供其使用。

9、发行人的全资子公司 Yangshan A Shipping Company Limited 及 Yangshan B Shipping Company Limited 与有关银行签署了 1 份融资协议，以收购两艘新船舶，根据该协议的安排，Yangshan A Shipping Company Limited 及 Yangshan B Shipping Company Limited 将在有关船舶交付作为船主，分别将该船舶期租予集团公司供其使用。

10、 发行人与中海发展及其附属公司间签署了 13 份光船租赁合同，根据该等合同，中海发展及其附属公司向发行人提供了 13 艘光租船舶供发行人使用。

11、 中海集装箱运输（亚洲）有限公司（China Shipping Container Lines (Asia) Co., Ltd.）与有关银行的 1 份贷款协议目前系由集团公司提供抵押担保。

12、 发行人与集团公司于 2004 年 5 月 10 日签署《代理管理总协议》，根据该协议，集团公司（包括其附属公司）向发行人（包括其附属公司）提供境外代

理管理及其他相关服务，包括但不限于提供管理海外代理的代理管理服务及其他相关及配套服务。

13、发行人与集团公司于2004年5月10日签署《集装箱底盘车租赁总协议》，根据该协议，集团公司（包括其附属公司）向发行人（包括其附属公司）出租集装箱底盘车并提供相关配套服务。

14、发行人与集团公司于2004年5月10日签署《陆上集装箱运输总协议》，根据该协议，集团公司（包括其附属公司）向发行人（包括其附属公司）提供陆上集装箱运输及其他相关配套服务。

15、发行人与集团公司、上海浦海航运有限公司、PT Zhonghai Indo Shipping（中国海运船务（印尼）有限公司）、China Shipping (Bangkok) Co. Ltd.（中国海运船务（曼谷）有限公司）于2004年5月10日签署《船舶代理和货运代理总协议》，根据该协议，集团公司、上海浦海航运有限公司、PT Zhonghai Indo Shipping（中国海运船务（印尼）有限公司）、China Shipping (Bangkok) Co. Ltd.（中国海运船务（曼谷）有限公司（包括其附属公司）向发行人（包括其附属公司）提供船舶代理、货物运输代理及其他相关服务，包括但不限于提供销售及市场推广服务、港口代理服务（为船舶安排泊位、报关、拖船、领航、装卸货物及/或集装箱）、集装箱服务（货物装箱、编制清关文件、经营出租集装箱、安排集装箱维修和保养）、会计及财务服务以及其他有关的配套服务。

16、发行人与中海集装箱运输上海有限公司、中海集装箱运输青岛有限公司、中海集装箱运输深圳有限公司、中海集装箱运输厦门有限公司、中海集装箱运输大连有限公司、中海集装箱运输天津有限公司、中海集装箱运输海南有限公司、中海集装箱运输广州有限公司（合称“八大片区公司”）于2004年5月10日签署《船舶代理和货运代理总协议》，根据该协议，八大片区公司（包括其附属公司）向发行人（包括其附属公司，八大片区公司除外）提供船舶代理、货物运输代理及其他相关服务，包括但不限于提供销售及市场推广服务、港口代理服务（为船舶安排泊位、报关、拖船、领航、装卸货物及/或集装箱）、集装箱服务（货物装箱、编制清关文件、经营出租集装箱、安排集装箱维修和保养）、会计及财务服务以及其他有关的配套服务。

17、 发行人与集团公司、中海（洋浦）冷藏储运有限公司、上海浦海航运有限公司于2004年5月10日签署《集装箱管理总协议》，根据该协议，发行人（包括其附属公司）与集团公司、中海（洋浦）冷藏储运有限公司、上海浦海航运有限公司（包括其附属公司）之间相互提供集装箱管理及其他相关服务，包括但不限于提供集装箱管理服务、提供集装箱维修服务（包括修理及清洁集装箱）、为进行集装箱维修工作提供作业地方及其他相关及配套服务。

18、 发行人与八大片区公司于2004年5月10日签署《集装箱管理总协议》，根据该协议，八大片区公司（包括其附属公司）与发行人（包括其附属公司，八大片区公司除外）之间相互提供集装箱管理及其他相关服务，包括但不限于提供集装箱管理服务、提供集装箱维修服务（包括修理及清洁集装箱）、为进行集装箱维修工作提供作业地方及其他相关及配套服务。

19、 发行人与集团公司、上海浦海航运有限公司于2004年5月10日签署《期租船舶总协议》，根据该协议，发行人（包括其附属公司）与集团公司、上海浦海航运有限公司（包括其附属公司）之间相互提供定期租赁船舶及其他相关配套服务。

20、 发行人与集团公司、上海浦海航运有限公司于2004年5月10日签署《光租船舶总协议》，根据该协议，集团公司、上海浦海航运有限公司（包括其附属公司）与发行人（包括其附属公司）之间相互提供光船租赁服务。

21、 发行人与集团公司、上海浦海航运有限公司于2004年5月10日签署《内陆支线运输总协议》，根据该协议，集团公司、上海浦海航运有限公司（包括其附属公司）向发行人（包括其附属公司）提供内陆支线运输及其他相关服务，包括但不限于提供以陆上、海上、铁路及任何其他方式的内陆运输服务、合作经营内陆集装箱运输服务以及其他有关的配套服务。

22、 发行人与八大片区公司于2004年5月10日签署《内陆支线运输总协议》，根据该协议，八大片区公司（包括其附属公司）向发行人（包括其附属公司，八大片区公司除外）提供内陆支线运输及其他相关服务，包括但不限于提供以陆上、海上、铁路及任何其他方式的内陆运输服务、合作经营内陆集装箱运输服务以及其他有关的配套服务。

23、 发行人与集团公司于 2004 年 5 月 10 日签署《修船服务总协议》，根据该协议，集团公司（包括其附属公司）向发行人（包括其附属公司）提供船舶修理服务、船舶保养服务、船舶改装服务、船舶改善服务、以及其他有关的配套服务。

24、 发行人与集团公司、中石化中海船舶燃料供应有限公司于 2004 年 5 月 10 日签署《供应总协议》，根据该协议，集团公司、中石化中海船舶燃料供应有限公司（包括其附属公司）向发行人（包括其附属公司）提供物资、燃料供应及其他相关服务，包括但不限于提供自来水、船舶燃料、润滑剂、零部件及其他物料、提供供集装箱使用的发电机以及提供其他有关的配套服务。

25、 发行人与集团公司于 2004 年 5 月 10 日签署《船员供应总协议》，根据该协议，集团公司（包括其附属公司）向发行人（包括其附属公司）提供船员培训、供应及其他相关配套服务，包括向发行人（包括其附属公司）提供个别船员短期租用服务。

26、 发行人与集团公司、上海港中海集装箱码头有限公司、湛江港中海集装箱码头有限公司、大连港中海集装箱码头有限公司于 2004 年 5 月 10 日签署《装卸总协议》，根据该协议，集团公司、上海港中海集装箱码头有限公司、湛江港中海集装箱码头有限公司、大连港中海集装箱码头有限公司（包括其附属公司）向发行人（包括其附属公司）提供集装箱装卸及相关配套服务。

27、 发行人与洛杉矶西港池码头有限公司于 2004 年 5 月 10 日签署《装卸总协议》，根据该协议，洛杉矶西港池码头有限公司（包括其附属公司）向发行人（包括其附属公司）提供集装箱装卸及相关配套服务。

28、 发行人与集团公司、上海港中海集装箱码头有限公司、湛江港中海集装箱码头有限公司于 2004 年 5 月 10 日签署《堆场服务总协议》，根据该协议，集团公司、上海港中海集装箱码头有限公司、湛江港中海集装箱码头有限公司（包括其附属公司）向发行人（包括其附属公司）提供堆场服务及其他相关服务，包括但不限于提供境内各项堆场服务（包括维修及清洁集装箱）、以及其他有关的配套服务。

29、发行人与集团公司于2004年5月10日签署《资讯科技服务总协议》，根据该协议，集团公司（包括其附属公司）与发行人（包括其附属公司）之间相互提供资讯科技服务及其他相关服务，包括但不限于提供资讯科技服务；提供TS系统相关设计、开发、按照及执行服务；提供集装箱管理系统设计、开发、安装及执行服务；提供话音及数据通讯设备；及提供其他相关及配套服务。

30、发行人与八大片区公司于2004年5月10日签署《资讯科技服务总协议》，根据该协议，八大片区公司（包括其附属公司）与发行人（包括其附属公司，八大片区公司除外）之间相互提供资讯科技服务及其他相关服务，包括但不限于提供资讯科技服务；提供TS系统相关设计、开发、按照及执行服务；提供集装箱管理系统设计、开发、安装及执行服务；提供话音及数据通讯设备；及提供其他相关及配套服务。

31、发行人与集团公司于2004年5月10日签署《商务用车租赁总协议》，根据该协议，集团公司（包括其附属公司）向发行人（包括其附属公司）出租商务用车的租赁及其他相关配套服务。

32、发行人与集团公司于2004年5月10日签署《班轮服务总协议》，根据该协议，发行人（包括其附属公司）向集团公司（包括其附属公司）提供班轮服务、集装箱舱位及其他相关配套服务。

33、除前述各项关联交易外，集团公司及上述各关联交易所涉及的各方与发行人于2004年5月10日签署《物资或服务供应总协议》，根据该协议，集团公司及上述各关联交易所涉及的各方（包括其附属公司）与发行人（包括其附属公司）相互提供除前述各项关联交易外与发行人目前所主要从事的海上集装箱运输业务的经营和管理相关的各种物资或服务，包括但不限于与海上集装箱运输业务相关的设备租赁、物流服务、后勤服务、管理服务等，以达成资源的优化配置。

发行人与上述关联交易所涉及的除发行人外的其他各方（"所涉各方"）同意，在遵守上述各该协议规定的条款、条件下，发行人（包括其各附属公司）所涉各方（包括其附属公司）应分别就相互间所发生的各该项关联交易的具体事宜达成更为具体的合同，该等具体的合同应被视为对合同各方有约束力之协议。

基于对上述有关关联交易协议的查验，本所认为，上述关联交易是发行人按

正常商业条款及在日常业务运作中进行的，并将持续进行。本所认为，上述关联交易对发行人股东而言是正常、公平和合理的交易。本所未发现上述关联交易存在损害发行人利益的内容。上述关联交易已经按照香港联交所主板上市规则的有关要求在发行人本次发行上市的招股章程中进行了披露。

（二）同业竞争

为准备发行人本次发行上市，集团公司已通过重组将所有海上集装箱运输业务及相关资产注入发行人。经本所核查，本所未发现集团公司及其附属公司目前与发行人的核心业务存在同业竞争的情形。

根据集团公司与发行人将签署之《不竞争协议》，集团公司将作出如下承诺：

集团公司不会、亦将促使其所有附属公司（股份公司及其附属公司除外，下同）不会直接或间接持有、投资、参与或经营在中国境内或境外市场上与发行人（包括其下属公司，下同）目前所从事的海上集装箱运输业务、集装箱货运代理业务及在其招股章程中所披露的计划发展的业务存在直接或间接竞争或可能产生竞争的任何项目和业务。集团公司及其附属公司应于得知有任何投资、参与、发展、经营、从事上述业务或购买该等业务的权益的机会时立刻通知发行人，并将竭尽全力促使发行人有优先机会以不逊于集团公司或其附属公司可享有的条件，投资、参与、发展、经营或从事该等业务、或购买该等业务的权益。

对于集团公司之下属公司中海集团物流有限公司、中海船务代理有限公司及鹏达船务物流有限公司目前所从事的集装箱货运代理业务，集团公司承诺将促使上述下属公司在从事其业务过程中揽收的集装箱货物优先给予发行人负责承运，并给予发行人向集团公司购买上述下属公司股权的优先权。对于集团公司之下属公司上海仁川国际渡轮有限公司目前所经营的中国与韩国之间的客货班轮运输业务、五州航运有限公司目前所经营的集装箱驳船运输业务以及中国海运（柬埔寨）代理有限公司目前在柬埔寨经营的集装箱驳船运输、集装箱船舶和货运代理业务，集团公司承诺将促使上述下属公司，除非发行人有要求，不会将其从事上述业务的地域范围伸展或扩大。

集团公司同意向发行人赔偿由于集团公司或其附属公司违反上述不竞争协议的规定而致使发行人遭受的一切损失、损害和开支。如集团公司因违反上述不

竞争协议规定而从中受益，集团公司同意将因此所得收益返还发行人。

本所认为，集团公司有权作出上述不竞争承诺，且上述承诺作出后将对集团公司构成合法、有效、具有强制执行力的义务。

十、发行人的主要财产

（一）发行人持有的股权

1、中海集装箱运输大连有限公司（“中集大连”）90%的股权

2003年1月5日，中集大连在大连市工商行政管理局注册成立并领取了《企业法人营业执照》（注册号：大工商企法字2102001106309），企业类型为有限责任公司。2003年1月31日，交通部作出《关于成立中海集装箱运输大连有限公司的批复》（交水批[2003]96号），批准中海集运与中海集团投资有限公司（“中海投资”，集团公司直接及间接拥有其100%的股权）共同投资设立中集大连在大连口岸经营国际船舶代理业务。根据辽宁东辉会计师事务所有限公司于2002年12月23日出具的《验资报告》（辽东会验字[2002]第64号），截至2002年12月19日，中集大连各股东认缴的出资已经缴足，中集大连的注册资本为人民币1,000万元，其中中海集运持有其90%的股权，中海投资持有其10%的股权。

根据中集大连现行有效的《企业法人营业执照》，中集大连目前的注册资本为人民币1,000万元，住所为大连市中山区港湾路2-1号，法定代表人为李克麟。截至本法律意见书出具之日，发行人及中海投资分别持有中集大连90%和10%的股权。中集大连目前的经营范围为：船舶代理、水路货运代理；在大连口岸经营中海集装箱运输有限公司自有和自营国际集装箱船舶代理及相关业务（许可范围内）；国际货物运输代理业务（详见批准证书）。中集大连目前已经取得如下业务许可和资格：

（1）交通部于2003年4月15日向中集大连核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00404），批准中集大连在大连口岸从事国际船舶代理业务；

（2）大连市交通口岸管理局于2003年1月4日向中集大连核发《水路运输服务许可证》（编号：1030），批准中集大连从事水路货运代理、船舶代理；

（3） 商务部于 2003 年 10 月 27 日向中集大连核发《国际货物运输代理企业批准证书》（批准号码：MOFCOM 06407），批准中集大连从事国际货物运输代理业务。

中集大连目前分别持有中海集装箱运输营口有限公司（以下称"营口中集"）90%的股权、中海集装箱运输锦州有限公司（以下称"锦州中集"）90%的股权以及丹东中海集装箱运输有限公司（以下称"丹东中集"）90%的股权，其具体情况如下：

（1） 营口中集，是一家于 2003 年 1 月 9 日在营口市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：2108041110033），其目前的注册资本为人民币 100 万元，其中发行人持有其 10%的股权，中集大连持有其 90%的股权。根据营口鑫鑫会计师事务所有限责任公司于 2003 年 2 月 8 日出具的《验资报告》（营鑫验字[2003]第 1 号），截至 2003 年 2 月 8 日，营口中集各股东认缴的出资已经缴足。

营口中集目前的经营范围为：国内船舶代理、国内货运代理。营口市交通局港航管理处于 2004 年 2 月 16 日向营口中集核发《水路运输服务许可证》（编号：辽 YK*0002），批准营口中集从事国内船舶代理、货运代理业务。

（2） 锦州中集，是一家于 2003 年 3 月 18 日在锦州市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：2107071100863），其目前的注册资本为人民币 50 万元，其中中集大连和营口中集分别持有其 90%和 10%的股权。根据辽宁中衡会计师事务所有限责任公司于 2003 年 3 月 11 日出具的《验资报告》（辽中衡锦验字[2003]1037 号），截至 2003 年 3 月 3 日，锦州中集各股东认缴的出资已经缴足。

锦州中集目前的经营范围为：国内船舶代理、水路货运代理。锦州市交通局航政处于 2003 年 3 月 12 日向锦州中集核发《水路运输服务许可证》（编号：辽 J 038），批准锦州中集从事国内船舶代理、水路货运代理业务。

（3） 丹东中集，是一家于 2003 年 4 月 18 日在丹东市工商行政管理局注册

成立的有限责任公司（企业法人营业执照注册号为：2106001101957），其目前的注册资本为人民币 50 万元，其中中集大连和锦州中集分别持有其 90%和 10%的股权。根据丹东鸭绿江会计师事务所有限公司于 2003 年 3 月 31 日出具的《验资报告》（丹鸭会验字[2003]93 号），截至 2003 年 3 月 31 日，丹东中集各股东认缴的出资已经缴足。

丹东中集目前的经营范围为：从事国内水路运输船舶及货物代理业务。丹东市交通管理局于 2003 年 4 月 2 日向丹东中集核发《水路运输服务许可证》（编号：辽 DD 0311），批准丹东中集从事国内水路运输船舶及货物代理业务。

2、中海集装箱运输天津有限公司（"中集天津"）90%的股权

2002 年 12 月 25 日，天津市交通局运输管理处作出《关于对成立中海集装箱运输天津有限公司的批复》（津交运管航[2002]105 号），批准成立中集天津，经营国内水路货物运输代理和船舶代理业务。2003 年 1 月 3 日，中集天津在天津市工商行政管理局注册成立并领取了《企业法人营业执照》（注册号：1200001190709），企业类型为有限责任公司。2003 年 1 月 31 日，交通部作出《关于成立中海集装箱运输天津有限公司的批复》（交水批[2003]94 号），批准中海集运与中海投资共同投资设立中集天津在天津口岸经营国际船舶代理业务。2003 年 1 月 28 日，原对外贸易经济合作部（"外经贸部"）作出《关于同意成立中海集装箱运输天津有限公司的批复》（外经贸贸促函[2003]89 号），批准中海集运与中海投资共同投资设立中集天津经营国际货物运输代理业务。根据天津华夏松德有限责任会计师事务所于 2002 年 12 月 20 日出具的《验资报告》（华夏松德验字（2002）070 号），截至 2002 年 12 月 20 日，中集天津各股东认缴的出资已经缴足，中集天津的注册资本为人民币 1,000 万元，其中中海集运持有其 90%的股权，中海投资持有其 10%的股权。

根据中集天津现行有效的《企业法人营业执照》，中集天津目前的注册资本为人民币 1,000 万元，住所为天津市河西区围堤道 146 号华盛广场 B 座 29 层，法定代表人为李克麟。截至本法律意见书出具之日，发行人及中海投资分别持有中集天津 90%和 10%的股权。中集天津目前的经营范围为：国内水路货物运输代理、船舶代理；公路、铁路、海运、航运货物联运；在天津口岸经营自有和自

营集装箱船舶代理及相关业务；缮制单证、代签提单、运输合同、速遣滞期协议、代收代付款项；办理船舶进出港手续、联系安排引水、靠泊、装卸；报关、办理货物的托运和中转；揽货和组织客源，洽定舱位；联系水上救助、协助处理海商海事；代办船舶、船员、旅客和货物的有关事项；承办海运进出口货物的国际运输代理业务；包括：揽货、订舱、仓储、中转、集装箱拼装拆箱、结算运杂费、报关、报验、保险、相关的短途运输服务及咨询业务。中集天津目前已经取得如下业务许可和资格：

（1） 交通部于2003年7月11日向中集天津核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00560），批准中集天津在天津口岸从事国际船舶代理业务；

（2） 外经贸部于2003年1月28日向中集天津核发《国际货物运输代理企业批准证书》（编号：MOFTEC 02260），批准中集天津承办海运进出口货物的国际运输代理业务，包括：揽货、订舱、仓储、中转、集装箱拼装拆箱、结算运杂费、报关、报验、保险、相关的短途运输服务及咨询业务；

（3） 天津市交通局于2002年12月26日向中集天津核发《水路运输服务许可证》（编号：津交运管航字直267号），批准中集天津从事国内水路货物运输代理及船舶代理业务。

中集天津目前持有中海集装箱运输秦皇岛有限公司（以下称"秦皇岛中集"）90%的股权，其具体情况如下：

秦皇岛中集，是一家于2003年7月13日在秦皇岛市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：1303001001707），其目前的注册资本为人民币50万元，其中发行人持有其10%的股权，中集天津持有其90%的股权。根据秦皇岛衡信会计师事务所有限责任公司于2003年6月12日出具的《验资报告》（秦衡会内验设字[2003]第06028号），截至2003年6月10日，秦皇岛中集各股东认缴的出资已经缴足。

秦皇岛中集目前的经营范围为：国内水路货运代理、船舶代理、国际船舶代理（取得资格证后方可经营）。秦皇岛中集目前已经取得如下业务许可和资格：

（1） 交通部于 2003 年 9 月 9 日向秦皇岛中集核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00671），批准秦皇岛中集在秦皇岛口岸从事国际船舶代理业务；

（2） 秦皇岛市港航管理局于 2003 年 6 月 26 日向秦皇岛中集核发《水路运输服务许可证》（编号：冀秦 XK-106），批准秦皇岛中集从事国内水路货物运输代理及船舶代理业务。

3、中海集装箱运输青岛有限公司（“中集青岛”）90%的股权

2003 年 1 月 13 日，中集青岛在青岛市工商行政管理局注册成立并领取了《企业法人营业执照》（注册号为：3702001808067），企业类型为有限责任公司。2003 年 3 月 10 日，交通部作出《关于成立中海集装箱运输青岛有限公司的批复》（交水批[2003]146 号），批准中海集运与中海投资共同投资设立中集青岛在青岛口岸经营国际船舶代理业务。2003 年 1 月 17 日，外经贸部作出《关于同意成立中海集装箱运输青岛有限公司的批复》（外经贸贸促函[2003]45 号），批准中海集运与中海投资共同投资设立中集青岛经营国际货物运输代理业务。根据青岛金立信有限责任会计师事务所于2002年12月19日出具的《验资报告》（青立会所验字[2002]第 112 号），截至 2002 年 12 月 19 日，中集青岛各股东认缴的出资已经缴足，中集青岛的注册资本为人民币 1,000 万元，其中中海集运持有其 90%的股权，中海投资持有其 10%的股权。

根据中集青岛现行有效的《企业法人营业执照》中集青岛目前的注册资本为人民币 1,000 万元，住所为青岛市市南区东海西路 39 号，法定代表人为李克麟。截至本法律意见书出具之日，发行人及中海投资分别持有中集青岛 90%和 10%的股权。中集青岛目前的经营范围为：货物运输代理，船舶代理；按外经贸部 MOFTEC 16417 号批准证书的经营范围，交通部交水批[2003]146 号批复核准的经营范围。中集青岛目前已经取得如下业务许可和资格：

（1） 交通部于 2003 年 4 月 30 日向中集青岛核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00406），批准中集青岛在青岛口岸从事国际船舶代理业务；

（2） 外经贸部于 2003 年 1 月 17 日向中集青岛核发《国际货物运输代理企

业批准证书》（编号：MOFTEC 15417），批准中集青岛承办海运进出口货物的国际运输代理业务，包括：揽货、订舱、仓储、中转、集装箱拼装拆箱、结算运杂费、报关、报验、保险、相关的短途运输服务及咨询业务；

（3） 青岛市航运管理处于 2002 年 12 月 19 日向中集青岛核发《水路运输服务许可证》（编号：鲁青 FXK0486），批准中集青岛从事货物运输代理及船舶代理业务。

中集青岛目前持有连云港中海集装箱运输有限公司（“连云港中集”）90%的股权、日照中海集装箱运输有限公司（“日照中集”）90%的股权，其具体情况如下：

（1） 连云港中集，是一家于 2003 年 3 月 12 日在江苏省连云港工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：3207001103461），其目前的注册资本为人民币 500 万元，其中发行人持有其 10%的股权，中集青岛持有其 90%的股权。根据连云港东方联合会计师事务所于2003年2月28日出具的《验资报告》（连东会验[2003]第 11 号），截至 2003 年 2 月 26 日，连云港中集各股东认缴的出资已经缴足。

连云港中集目前的经营范围为：承办海运进出口货物的国际运输代理业务：包括：揽货、订舱、仓储、中转、集装箱拼装拆箱、结算运杂费、报关、报验、保险、相关的短途运输服务及运输咨询业务；国内货运代理、国内船舶代理；国际船舶代理；快递服务（信件和其它具有信件性质的物品除外）（经营范围中涉及专项审批的办理审批后方可经营）。连云港中集目前已经取得如下业务许可和资格：

(I) 交通部于 2003 年 6 月 2 日向连云港中集核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00448），批准连云港中集在连云港口岸从事国际船舶代理业务；

(II) 商务部于 2003 年 6 月 1 日向连云港中集核发《国际货物运输代理企业批准证书》（编号：MOFTEC 10386），批准连云港中集承办海运

进出口货物的国际运输代理业务，包括：揽货、订舱、仓储、中转、集装箱拼装拆箱、结算运杂费、报关、报验、保险、相关的短途运输服务及咨询业务；

(III) 连云港市运输管理处于 2004 年 3 月 1 日向连云港中集核发《水路运输服务许可证》（编号：苏[连]水服字第 00027），批准连云港中集从事国内船舶代理及货物代理业务。

（2） 日照中集，是一家于 2003 年 7 月 18 日在日照市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：3711001805045），其目前的注册资本为人民币 50 万元，其中中集青岛持有其 90%的股权，连云港中集持有其 10%的股权。根据日照方大有限责任会计师事务所于 2003 年 7 月 10 日出具的《验资报告》（日方大审验字[2003]第 63 号），截至 2003 年 7 月 9 日，日照中集各股东认缴的出资已经缴足。

日照中集目前的经营范围为：国内沿海船、货代理（凭有效许可证经营）。日照市港航局于 2003 年 7 月 17 日向日照中集核发《水路运输服务许可证》（编号：日 FXK0042），批准日照中集从事国内沿海船、货代理业务。

4、中海集装箱运输上海有限公司（"中集上海"）90%的股权

2003 年 1 月 13 日，中集上海在上海市工商行政管理局注册成立并领取了《企业法人营业执照》（注册号为：3702001808067），企业类型为有限责任公司。2003 年 1 月 31 日，交通部作出《关于成立中海集装箱运输上海有限公司的批复》（交水批[2003]95 号），批准中海集运与中海投资共同投资设立中集上海在上海口岸经营国际船舶代理业务。根据上海众华沪银会计师事务所有限公司于 2002 年 12 月 19 日出具的《验资报告》（沪众会字[2002]第 1250 号），截至 2002 年 12 月 19 日，中集上海各股东认缴的出资已经缴足，中集上海的注册资本为人民币 1,500 万元，其中中海集运持有其 90%的股权，中海投资持有其 10%的股权。

根据中集上海现行有效的《企业法人营业执照》，中集上海目前的注册资本为人民币 1,500 万元，住所为上海市高阳路 147 号，法定代表人为李克麟。截至本法律意见书出具之日，发行人及中海投资分别持有中集上海 90%和 10%的股

权。中集上海目前的经营范围为：水路货运代理、船舶代理；在上海口岸经营中海集装箱运输有限公司自有和自营国际集装箱船舶代理及相关业务；缮制单证，代签提单、运输合同、速遣滞期协议，代收代付款项；办理船舶进出港手续，联系安排引水、靠泊、装卸；报关，办理货物的托运和中转；揽货和组织客源，洽定舱位；联系水上救助，协助处理海商海事；代办船舶、船员、旅客或货物的有关事项。（凡涉及许可经营的凭许可证经营）。中集上海目前已经取得如下业务许可和资格：

（1） 交通部于 2003 年 4 月 15 日向中集上海核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00403），批准中集上海在上海口岸从事国际船舶代理业务；

（2） 商务部于 2004 年 3 月 1 日向中集上海核发《国际货物运输代理企业批准证书》（批准号码：MOFCOM 09611），批准中集上海承办海运进出口货物的国际运输代理业务；

（3） 上海市城市交通管理局于 2003 年 1 月 2 日向中集上海核发《水路运输服务许可证》（编号：沪航服 XK（市）318），批准中集上海从事水路货运代理、船舶代理业务。

中集上海目前持有中海集装箱运输浙江有限公司（“浙江中集”）55%的股权和江苏中海集装箱运输有限公司（“江苏中集”）55%的股权，其具体情况如下：

（1） 浙江中集，是一家于 2003 年 6 月 18 日在宁波市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：3302061800300），其目前的注册资本为人民币 700 万元，其中发行人持有其 45%的股权，中集上海持有其 55%的股权。根据宁波国泰会计师事务所有限公司于 2003 年 6 月 12 日出具的《验资报告》（甬国会内验[2003]342 号），截至 2003 年 6 月 12 日，浙江中集各股东认缴的出资已经缴足。

浙江中集目前的经营范围为：国内货运代理、船舶代理（有效期至 2005 年 4 月 30 日）；宁波口岸从事国际船舶代理业务（有效期至 2005 年 6 月 30 日）。浙江中集目前目前已经取得如下业务许可和资格：

(I) 交通部于 2003 年 8 月 27 日向浙江中集核发《国际船舶代理经营资

格登记证》（编号：MOC-VA 00624），批准浙江中集在宁波口岸从事国际船舶代理业务；

(II) 宁波市北仑区交通局于 2003 年 6 月 13 日向浙江中集核发《水路运输服务许可证》（编号：甬交水服代字 0201），批准浙江中集从事国内货运代理、船舶代理业务。

（2） 江苏中集，是一家于 2003 年 9 月 19 日在南京市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：3201001014268），其目前的注册资本为人民币 650 万元，其中发行人持有其 45%的股权，中集上海持有其 55%的股权。根据江苏天华大彭会计师事务所有限公司于 2003 年 8 月 12 日出具的《验资报告》（苏天会审一（2003）102 号），截至 2003 年 8 月 12 日，江苏中集各股东认缴的出资已经缴足。

江苏中集目前的经营范围为：水路运输服务。南京市交通局于 2003 年 10 月 20 日向江苏中集核发《水路运输服务许可证》（编号：苏宁（水）服字 0295 号），批准江苏中集从事国内船舶代理、货物运输代理业务。

5、中海集装箱运输厦门有限公司（"中集厦门"）90%的股权

2003 年 1 月 6 日，中集厦门在厦门市工商行政管理局注册成立并领取了《企业法人营业执照》（注册号为：3502001006807），企业类型为有限责任公司。2003 年 1 月 21 日，交通部作出《关于成立中海集装箱运输厦门有限公司的批复》（交水批[2003]112 号），批准中海集运与中海投资共同投资设立中集厦门在厦门口岸经营国际船舶代理业务。2003 年 5 月 13 日，商务部作出《关于同意成立中海集装箱运输厦门有限公司的批复》（商贸促函[2003]130 号），批准中海集运与中海投资共同投资设立中集厦门经营国际货物运输代理业务。根据厦门市和祥会计师事务所有限公司于 2002 年 12 月 19 日出具的《验资报告》（和祥所[2002]验资字第 1693 号），截至 2002 年 12 月 18 日，中集厦门各股东认缴的出资已经缴足，中集厦门的注册资本为人民币 1,000 万元，其中中海集运持有其 90%的股权，中海投资持有其 10%的股权。

根据中集厦门现行有效的《企业法人营业执照》（注册号：3502001006807），中集厦门目前的注册资本为人民币 1,000 万元，住所为厦门市湖里区保税市场大

厦6层，法定代表人为李克麟。截至本法律意见书出具之日，发行人及中海投资分别持有中集厦门90%和10%的股权。中集厦门目前的经营范围为"1、国内货运代理。2、在厦门口岸经营中海集运自有和自营集装箱船舶代理及相关业务；缮制单证，代签提单、运输合同、速遣滞期协议、代收代付款项；办理船舶进出港手续；联系安排引水、靠泊、装卸；报关、办理货物的托运和中转；揽货和组织客源，洽定舱位；联系水上救助，协助处理海商海事；代办船舶、船员、旅客或货物的有关事项。3、承办海运、陆运进出口货物的国际运输代理业务，包括：揽货、订舱、仓储、中转、集装箱拼装拆箱、结算运杂费、报关、报验、保险、相关的短途运输服务及运输咨询业务。（法律法规规定为须办理审批许可才能从事的经营项目，必须在取得审批许可证明后方能营业。）"中集厦门目前已经取得如下业务许可和资格：

（1） 交通部于2003年5月20日向中集厦门核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00441），批准中集厦门在厦门口岸从事国际船舶代理业务；

（2） 商务部于2003年5月13日向中集厦门核发《国际货物运输代理企业批准证书》（编号：MOFTEC 13232），批准中集厦门从事国际货物运输代理业务；

（3） 厦门市水路运输管理处于2003年1月16日向中集厦门核发《水路运输服务许可证》（编号：闽厦交服0048号），批准中集厦门从事内贸运输的船舶代理、货运代理及相关的业务代理。

中集厦门目前持有福州中海集装箱运输有限公司（"福州中集"）90%的股权和泉州中海集装箱运输有限公司（"泉州中集"）90%的股权，其具体情况如下：

（1） 福州中集，是一家于2003年5月20日在福州市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：3501001008220），其目前的注册资本为人民币50万元，其中发行人持有其10%的股权，中集厦门持有其90%的股权。根据福建弘华有限责任会计师事务所于2003年4月16日出具的《验资报告》（闽弘华所业字[2003]231号），截至2003年4月15日，福州中集各股东认缴的出资已经缴足。

福州中集目前的经营范围为：国内水路运输船舶代理、国内水路货物运输代理业务；福州口岸国际船舶代理业务（有效期至 2006 年 10 月 13 日）。（以上经营范围涉及国家专项专营规定的从其规定）。福州中集目前目前已经取得如下业务许可和资格：

(I) 交通部于 2003 年 10 月 13 日向福州中集核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00724），批准福州中集在福州口岸从事国际船舶代理业务；

(II) 福州市水路运输管理处于 2003 年 5 月 9 日向福州中集核发《水路运输服务许可证》（编号：榕 FW201045），批准福州中集从事水路运输船舶代理业务、国内水路货物运输代理业务。

（2） 泉州中集，是一家于 2003 年 9 月 2 日在泉州市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：3505001001830），其目前的注册资本为人民币 50 万元，其中发行人持有其 10%的股权，中集厦门持有其 90%的股权。根据泉州丰华有限责任会计师事务所于 2003 年 5 月 13 日出具的《验资报告》（泉丰华会所验字[2003]195 号），截至 2003 年 4 月 28 日，泉州中集各股东认缴的出资已经缴足。

泉州中集目前的经营范围为：从事国内船舶代理和货物运输代理业务。（以上经营范围涉及国家有专项专营规定的从其规定）。泉州市水路运输管理处于 2003 年 6 月 23 日向江苏中集核发《水路运输服务许可证》（编号：闽泉 50035），批准泉州中集从事国内船舶代理和货物运输代理业务。

6、中海集装箱运输广州有限公司（“中集广州”）90%的股权

2002 年 12 月 26 日，中集广州在广州市工商行政管理局注册成立并领取了《企业法人营业执照》（注册号为：4401011109252），企业类型为有限责任公司。2003 年 1 月 20 日，交通部作出《关于成立中海集装箱运输广州有限公司的批复》（交水批[2003]68 号），批准中海集运与中海投资共同投资设立中集广州在广州口岸经营国际船舶代理业务。根据广州市南华会计师事务所有限公司于 2002 年 12 月 18 日出具的《验资报告》（广南验字[2002]48 号），截至 2002 年 12 月 18

日，中集广州各股东认缴的出资已经缴足，中集广州的注册资本为人民币 1,000 万元，其中中海集运持有其 90%的股权，中海投资持有其 10%的股权。

根据中集广州现行有效的《企业法人营业执照》，中集广州目前的注册资本为人民币 1,000 万元，住所为广州市天河区林和西路 1 号 24 层，法定代表人为李克麟。截至本法律意见书出具之日，发行人及中海投资分别持有中集广州 90%和 10%的股权。中集广州目前的经营范围为在中华人民共和国广州口岸从事中国籍及自有、自营外籍国际船舶代理业务；在广州市经营内贸航线船舶代理及货物运输代理业务。承办海运进出口货物的国际运输代理业务，包括：揽货、订舱、仓储、中转、集装箱拼装拆箱、结算运杂费、报关、报验、保险，相关的短途运输服务及运输咨询业务。

中集广州目前已经取得如下业务许可和资格：

（1） 交通部于 2003 年 3 月 18 日向中集广州核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00394），批准中集广州在广州口岸从事国际船舶代理业务；

（2） 商务部于 2003 年 6 月 12 日向中集广州核发《国际货物运输代理企业批准证书》（编号：MOFTEC 19690），批准中集广州从事国际货物运输代理业务；

（3） 广州市航务管理局于 2002 年 12 月 24 日向中集广州核发《水路运输服务许可证》（编号：穗字 XK0261），批准中集广州在广州市经营内贸航线船舶代理及货物运输代理业务。

中集广州目前持有汕头中海集装箱运输有限公司（"汕头中集"）90%的股权、中山中海集装箱运输有限公司（"中山中集"）90%的股权、防城港中海集装箱运输有限公司（"防城港中集"）90%的股权、湛江中海集装箱运输有限公司（"湛江中集"）90%的股权、江门中海集装箱运输有限公司（"江门中集"）90%的股权以及东莞市中海集装箱运输有限公司（"东莞中集"）90%的股权，其具体情况如下：

（1） 汕头中集，是一家于 2003 年 4 月 18 日在汕头市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：4405001010720），

其目前的注册资本为人民币 50 万元，其中发行人持有其 10%的股权，中集广州持有其 90%的股权。根据汕头市金正会计师事务所有限公司于 2003 年 3 月 27 日出具的《验资报告》（汕金正[2003]验字第 A0091 号），截至 2003 年 3 月 26 日，汕头中集各股东认缴的出资已经缴足。

汕头中集目前的经营范围为：汕头市辖区内贸航线船舶代理、货物运输代理。（持有效《水路运输服务许可证》方可经营）。汕头市交通局于 2003 年 5 月 8 日向汕头中集核发《水路运输服务许可证》（编号：粤汕字 FXK77），批准汕头中集在汕头市辖区从事内贸航线船舶代理、货物运输代理业务。

（2） 中山中集，是一家于 2003 年 5 月 15 日在中山市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：4420001015311），其目前的注册资本为人民币 50 万元，其中发行人持有其 10%的股权，中集广州持有其 90%的股权。根据广州市南华会计师事务所有限公司于 2003 年 3 月 31 日出具的《验资报告》（广南验字[2003]10 号），截至 2003 年 3 月 31 日，中山中集各股东认缴的出资已经缴足。

中山中集目前的经营范围为：在中山市经营国内航线船舶代理及货物运输代理业务。中山市交通局于 2003 年 4 月 17 日向中山中集核发《水路运输服务许可证》（编号：粤中字服 00010），批准中山中集在中山市经营国内航线船舶代理及货物运输代理业务。

（3） 防城港中集，是一家于 2003 年 5 月 6 日在防城港市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：（企）4506001000575），其目前的注册资本为人民币 50 万元，其中发行人持有其 10%的股权，中集广州持有其 90%的股权。根据广西众益会计师事务所有限公司于 2003 年 4 月 1 日出具的《验资报告》（桂众验字[2003]019 号），截至 2003 年 3 月 27 日，防城港中集各股东认缴的出资已经缴足。

防城港中集目前的经营范围为：承办国内沿海船舶代理及货物运输代理业务。防城港市航务管理处于 2003 年 4 月 15 日向防城港中集核发

《水路运输服务许可证》（编号：防 F[2003]02 号），批准防城港中集承办国内沿海船舶代理及货物运输代理业务。

（4） 湛江中集，其原名为“湛江中海集装箱运输代理有限公司”，是一家于 2003 年 5 月 23 日在湛江市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：4408001305658），其目前的注册资本为人民币 50 万元，其中发行人持有其 10%的股权，中集广州持有其 90%的股权。根据湛江市鑫泉会计师事务所有限公司于 2003 年 4 月 22 日出具的《验资报告》（湛鑫会验字[2003]111 号），截至 2003 年 4 月 21 日，湛江中集各股东认缴的出资已经缴足。2004 年 5 月 13 日，湛江中集更名为“湛江中海集装箱运输有限公司”，并领取了新的企业法人营业执照。

湛江中集目前的经营范围为：在湛江市经营国内水路运输货物代理及船舶代理业务（有效期至 2006 年 5 月 22 日）。湛江市交通委员会航务管理处于 2003 年 5 月 22 日向湛江中集核发《水路运输服务许可证》（编号：湛水服 0070），批准湛江中集在湛江市经营国内水路运输货物代理及船舶代理业务。

（5） 江门中集，是一家于 2003 年 8 月 21 日在江门市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：4407001003692），其目前的注册资本为人民币 50 万元，其中发行人持有其 10%的股权，中集广州持有其 90%的股权。根据江门市红叶会计师事务所有限公司于 2003 年 5 月 30 日出具的《验资报告》（江红所验字[2003]第 50 号），截至 2003 年 5 月 14 日，江门中集各股东认缴的出资已经缴足。

江门中集目前的经营范围为：在江门市区内经营内贸航线的船舶代理、货物运输代理业务。江门市交通局于 2003 年 7 月 16 日向江门中集核发《水路运输服务许可证》（编号：粤江字 FXK0023），批准江门中集在江门市区内经营内贸航线的船舶代理、货物运输代理业务。

（6） 东莞中集，是一家于 2004 年 5 月 14 日在东莞市工商行政管理局注册成立的有限责任公司（企业法人营业执照注册号为：4419001010003），

其目前的注册资本为人民币50万元，其中发行人持有其10%的股权，中集广州持有其 90%的股权。根据东莞市德正会计师事务所于 2003 年6月4日出具并于2004年5月11日确认审验继续有效的《验资报告》（德正验字（2003）第 23042 号），东莞中集各股东认缴的出资已经缴足。

东莞中集目前的经营范围为：在东莞市经营内贸航线船舶、货物运输代理（凭有效许可证经营）。东莞市交通局于2003年8月29日向东莞中集核发《水路运输服务许可证》（编号：莞水服XK06001），批准东莞中集在东莞市经营内贸航线船舶、货物运输代理业务。

7、中海集装箱运输深圳有限公司（“中集深圳”）90%的股权

2003年1月15日，中集深圳在深圳市工商行政管理局注册成立并领取了《企业法人营业执照》（注册号为：4403011104471），企业类型为有限责任公司。2003年1月20日，交通部作出《关于成立中海集装箱运输深圳有限公司的批复》（交水批[2003]72 号），批准中海集运与中海投资共同投资设立中集深圳在深圳口岸经营国际船舶代理业务。2003 年 6 月 6 日，商务部作出《关于同意成立中海集装箱运输深圳有限公司的批复》（商贸促函[2003]182 号），批准中海集运与中海投资共同投资设立中集深圳经营国际货物运输代理业务。根据深圳和诚会计师事务所于2002年12月23日出具的《验资报告》（和诚验资报告（2002）第186号），截至2002年12月18日，中集深圳各股东认缴的出资已经缴足，中集深圳的注册资本为人民币1,000万元，其中中海集运持有其90%的股权，中海投资持有其10%的股权。

根据中集深圳现行有效的《企业法人营业执照》，中集深圳目前的注册资本为人民币1,000万元，住所为深圳市福田区福华一路深圳国际商会大厦A座2208室、2301 室，法定代表人为李克麟。截至本法律意见书出具之日，发行人及中海投资分别持有中集深圳 90%和 10%的股权。中集深圳目前的经营范围为国内水路货运代理、国内船舶代理；在深圳口岸经营中海集装箱运输有限公司自有和自营集装箱船舶代理及相关业务；编制单证、代签提单、运输合同、速遣滞期协议、代收代付款项；办理船舶进出港手续、联系安排引水、靠泊、装卸；办理货物托运；组织客源、洽定舱位；联系水上救助，协助处理海商海事、代理船舶、

船员、旅客和货物的有关事项；承办海运进出口货物的国际运输代理业务，包括：揽货、订舱、仓储、中转、集装箱拼装拆箱、结算运杂费、报关、报检、保险、相关的短途运输服务及运输咨询业务。中集深圳目前已经取得如下业务许可和资格：

（1） 交通部于 2003 年 4 月 30 日向中集深圳核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00409），批准中集深圳在深圳口岸从事国际船舶代理业务；

（2） 商务部于 2003 年 6 月 6 日向中集深圳核发《国际货物运输代理企业批准证书》（编号：MOFTEC 19689），批准中集深圳从事国际货物运输代理业务；

（3） 深圳市交通局于 2003 年 3 月 11 日向中集深圳核发《水路运输服务许可证》（编号：深 SF0034），批准中集深圳从事国内水路货运代理、国内船舶代理业务。

8、中海集装箱运输海南有限公司（"中集海南"）40%的股权

中集海南的前身为洋浦中海船务代理有限公司（"洋浦船务"）。洋浦船务成立于 2001 年 6 月 14 日，系由集团公司与中海船务代理有限公司（"中海船务"，集团公司直接及间接持有其 100%股权）共同出资设立的有限责任公司，其成立时的注册资本为人民币 150 万元，其中集团公司和中海船务分别持有其 51%和 49%的股权。根据海南海正会计师事务所于 2001 年 9 月 18 日出具的琼海正验字[2001]第 285 号《验资报告》，洋浦船务的注册资本已由各股东全部缴足。

2003 年 1 月 18 日，集团公司与中海集运签署《股权转让协议》，将其所持有的洋浦船务 40%的股权转让予中海集运；集团公司与中海海南物流有限公司（"海南物流"，集团公司的控股子公司）签署《股权转让协议》，将其所持有的洋浦船务 11%的股权转让予海南物流；中海船务与海南物流签署《股权转让协议》，将其所持有的洋浦船务 19%的股权转让予海南物流；中海船务与中海投资签署《股权转让协议》，将其所持有的洋浦船务 10%的股权转让予中海投资。前述股权转让完成后，中海集运、海南物流、中海船务及中海投资分别持有洋浦船务 40%、30%、20%和 10%的股权。

2003 年 1 月 18 日，洋浦船务召开股东会，批准公司名称变更为"中海集装箱运输海南有限公司"，并将注册资本由人民币 150 万元增加至人民币 1,000 万元。2003 年 3 月 26 日，中集海南在海南省洋浦工商行政管理局办理了变更登记手续并领取了新的《企业法人营业执照》（注册号为：4601061100060）。根据海南华合会计师事务所于 2003 年 4 月 14 日出具的《验资报告》（海华合会验字[2003]第 4006 号），中集海南各股东新认缴的出资已经缴足，中集海南增资后的注册资本为人民币 1,000 万元，其中中海集运、海南物流、中海船务及中海投资分别持有其 40%、30%、20%和 10%的股权。

根据中集海南现行有效的公司章程，发行人有权在中集海南董事会委派超过半数的董事。根据中集海南现行有效的《企业法人营业执照》，中集海南目前的注册资本为人民币 1,000 万元，住所为国投洋浦港有限公司办公楼一楼，法定代表人为李克麟。截至本法律意见书出具之日，发行人、海南物流、中海船务及中海投资分别持有中集海南 40%、30%、20%和 10%的股权。中集海南目前的经营范围为：中外籍国际船舶代理业务；缮制单证；代签提单、运输合同、速遣滞期协议；代收代付款项；办理船舶进出港手续；联系安排引水、靠泊、装卸、报关；办理货物的托运和中转；揽货和组织客源；洽定舱位；联系水上救助、协助处理海商海事；代办船舶、船员、旅客或货物的有关手续（涉及特许行业凭许可证经营）。中集海南目前已经取得如下业务许可和资格：

（1） 交通部于 2002 年 7 月 10 日向中集海南核发《国际船舶代理经营资格登记证》（编号：MOC-VA 00553），批准中集海南在洋浦口岸从事国际船舶代理业务；

（2） 商务部于 2003 年 6 月 6 日向中集海南核发《国际货物运输代理企业批准证书》（编号：MOFTEC 19686），批准中集海南从事国际货物运输代理业务；

（3） 海南省交通厅于 2003 年 5 月 27 日向中集海南核发《水路运输服务许可证》（编号：琼交水服证 0330），批准中集海南在洋浦地区从事国内船舶代理和客货运代理业务。

中集海南目前持有海口中海集装箱运输有限公司（"海口中集"）90%的股权，

其具体情况如下：

海口中集的前身为海口中海船务代理有限公司（"海口船务"）。海口船务成立于1999年6月2日，系由集团公司与中海船务共同出资设立的有限责任公司，其成立时的注册资本为人民币 150 万元，其中集团公司和中海船务分别持有其51%和49%的股权。根据海南方正会计师事务所有限公司于1999年9月9日出具的《验资报告》（琼方会字第[1999]第 30 号），海口船务的注册资本已由各股东全部缴足。1999 年 6 月 2 日，海南省海口工商行政管理局向海口船务核发了注册号为4601001000442的《企业法人营业执照》。

2001年1月5日，海口船务召开股东会，批准将注册资本增加至人民币300万元。根据海南兴平会计师事务所于2001年2月8日出具的《验资报告》（兴平验字[2001]002001 号），海口船务各股东新增的出资已全部缴足，海口船务的注册资本增加至人民币 300 万元，集团公司和中海船务分别持有其 51%和 49%的股权。海口船务于 2001 年 7 月 4 日在海南省海口工商行政管理局办理完毕了工商变更登记手续，并领取了新的《企业法人营业执照》。

2003年5月8日，中海船务与中集海南签署《股权转让协议》，将其所持有的海口船务39%的股权转让予中集海南；集团公司与中集海南签署《股权转让协议》，将其所持有的海口船务51%的股权转让予中集海南。海口船务召开股东会，批准前述股权转让，并同意将公司名称变更为"海口中海集装箱运输有限公司"。前述股权转让完成后，中集海南和中海船务分别持有海口船务 90%和 10%的股权。2003年8月20日，海口船务在海南省海口工商行政管理局办理完毕了工商变更登记手续，并领取了新的《企业法人营业执照》。

海口中集目前的经营范围为：在海口口岸经营中外籍国际船舶代理业务；缮制单证，代签提单、运输合同、速遣滞期协议，代收代付款项；办理船舶进出港手续，联系安排引水、靠泊、装卸；报关，办理货物的托运和中转；揽货和组织客源，洽定舱位；联系水上救助，协助处理海商海事；代办船舶、船员、旅客或货物的有关事项；国内水路运输船舶代理业务（限海口地区）和货物运输代理业务（以上项目涉及许可证经营的凭证经营）。海口中集目前已经取得如下业务许可和资格：

（1） 交通部于 2002 年 9 月 19 日核发的《国际船舶代理经营资格登记证》（编号：MOC-VA 00670），批准海口中集在海口口岸从事国际船舶代理业务；

（2） 海南省交通厅水路运输管理局于 2002 年 7 月 5 日核发的《水路运输服务许可证》（编号：琼交水服证 96015 号），批准海口中集从事国内水路货运代理、国内船舶代理业务。

9、上海海兴远仓国际物流有限公司（“海兴物流”）40%的股权

海兴物流是一家于 1995 年 5 月 18 日在上海市工商行政管理局注册成立的中外合资经营企业。根据其现行有效的《企业法人营业执照》（注册号：企合沪总字第 020032 号），其目前的注册资本为 1,160 万美元，住所为上海市长江南路 222 号，法定代表人为李绍德。海兴物流的历史沿革情况如下：

海兴物流的前身是上海海运远仓集装箱储运有限公司（“远仓储运”）。1994 年 12 月 20 日，上海市外国投资工作委员会作出《关于上海海兴远仓集装箱储运有限公司项目建议书的批复》（沪外资委批字(94)第 1479 号），批准远仓储运的项目建议书。1995 年 2 月 21 日，交通部以交公路货批字[1995]010 号文批准远仓储运的项目立项。1995 年 4 月 17 日，上海市外国投资工作委员会作出《关于上海海兴远仓集装箱储运有限公司可行性研究报告、合同、章程的批复》（沪外资委批字(95)第 388 号），批准上海逸骅实业总公司（“上海逸骅”）、上海海运及百慕达远仓国际股份有限公司（“百慕达远仓”）共同出资组建远仓储运。远仓储运的注册资本为 1,100 万美元，其中上海逸骅以座落于上海宝山区高境镇长江南路马桥村金家巷内斜塘河边 110 亩土地的使用权作价 220 万美元出资，占注册资本的 20%；上海海运以现金 440 万美元出资，占注册资本的 40%；百慕达远仓以现汇 440 万美元出资，占注册资本的 40%。1995 年 5 月 4 日，上海市人民政府向远仓储运核发了《外商投资企业批准证书》（外经贸沪合资字[1995]370 号）。1995 年 5 月 18 日，远仓储运在上海市工商行政管理局注册成立。

1996 年 4 月 12 日，华通会计师事务所对各股东的出资进行了审验并出具了《验资报告》（华会师(96)沪字第 11 号），根据该验资报告，截至 1996 年 4 月 1 日，各股东认缴的出资已经缴足。

1997 年 8 月 13 日，上海市外国投资工作委员会作出《关于上海海兴远仓集装箱储运有限公司股权转让的批复》（沪外资委协字（97）第 1040 号），批准上海海运将其所持有的远仓储运 40%的股权全部转让予中海发展。

1997 年 12 月 19 日，上海市外国投资工作委员会作出《关于上海海兴远仓集装箱储运有限公司增资、变更股东的批复》（沪外资委批字(97)第 1626 号），批准（1）远仓储运的注册资本由 1,100 万美元增加至 1,160 万美元，增资资金由各原股东按原出资比例投入；（2）中海发展将其所持有的远仓储运 40%的股权全部转让予中海集运。根据上海东华会计师事务所出具的《验资报告》（东会(97)交验 411 号），截至 1997 年 3 月 13 日，各股东认缴的新增出资已经缴足。1997 年 12 月 31 日，远仓储运换领了《外商投资企业批准证书》（外经贸沪合资字[1995]370 号）。

1998 年，外经贸部作出《关于上海海兴远仓集装箱储运有限公司增加国际货运代理业务的批复》（[1998]外经贸资一函字第 164 号），批准远仓储运增加国际货运代理业务。

2003 年 7 月 24 日，商务部作出《关于上海海兴远仓集装箱储运有限公司变更经营范围和企业名称的批复》（商资一批[2003]440 号），批准（1）远仓储运的企业名称变更为"上海海兴远仓国际物流有限公司"；（2）远仓储运的经营范围变更为"一、国际流通物流业务：进出口业务及相关业务，包括自营或代理货物的进出口业务，接受委托为出口加工企业代理进出口业务；提供海运、空运、陆运进出口货物的国际货物运输代理业务；二、第三方物流业务：道路普通货物的运输、仓储、装卸、加工、包装、配送及相关信息处理服务和有关咨询业务；国内货运代理业务；利用计算机网络管理与运作物流业务。"2003 年 8 月 14 日，远仓储运换领了《外商投资企业批准证书》（外经贸沪合资字[1995]370 号）。2004 年 2 月 12 日，远仓储运就前述企业名称和经营范围变更事宜在上海市工商行政管理局办理完毕了工商变更登记手续，并领取了新的《企业法人营业执照》。

截至本法律意见书出具之日，发行人、百慕达远仓及上海逸骅分别持有海兴物流 40%、40%和 20%的股权。

海兴物流目前的经营范围为：一、国际流通物流业务：进出口业务及相关业

务，包括自营或代理货物的进出口业务，接受委托为出口加工企业代理进出口业务；提供海运、空运、陆运进出口货物的国际货物运输代理业务；二、第三方物流业务：道路普通货物的运输、仓储、装卸、加工、包装、配送及相关信息处理服务和有关咨询业务；国内货运代理业务（涉及许可经营的凭许可证经营）。海兴物流目前已经取得如下业务许可和资格：

（1） 外经贸部于 1998 年 4 月 1 日向海兴物流核发《国际货物运输代理业务经营许可证》（批准号码：MOFCOM 09228），批准海兴物流承办海运、陆运、空运进出口货物的国际货物运输代理业务；

（2） 上海市城市交通管理局向海兴物流核发《道路运输经营许可证》（沪交运政许可陆营字 00200 号）（有效期：2003 年 11 月 14 日至 2005 年 7 月 31 日），批准海兴物流经营普通货物运输；国际集装箱运输。

10、上海浦海航运有限公司（"浦海航运"）50%的股权

浦海航运系于 2001 年 7 月 25 日在上海市工商行政管理局注册成立的有限责任公司。根据其现行有效的《企业法人营业执照》（注册号：3101091018656），其目前的注册资本为人民币 1,180 万元，住所为上海市东大名路 908 号 16 楼，法定代表人为黄新明。浦海航运的历史沿革情况如下：

2000 年 12 月 1 日，交通部水运司作出《关于同意上海浦海航运公司更名改制等事项的批复》（水运国内字[2000]759 号），批准将原隶属于上海海运学校（"海运学校"，系隶属于上海海运的事业单位）的上海浦海航运公司（"上海浦海"，系一家于 1992 年 11 月 19 日成立的国有企业）重组为有限责任公司，名称变更为"上海浦海航运有限公司"，股东变更为中海集运、中海集团物流有限公司（"中海物流"， 集团公司持有其 94.16%的股权，广州海运持有其 3%的股权，上海海运持有其 2.24%的股权，大连海运（集团）公司持有其 0.6%的股权，因此集团公司直接及间接持有其 100%的股权）、中海船务及中海工业有限公司（"中海工业"，集团公司直接及间接持有其 100%的股权）（合称为"各股东"），分别持有浦海航运 50%、20%、20%和 10%的股权。2001 年 5 月 16 日，上海汶汇会计师事务所有限公司对上海浦海在 2001 年 3 月 31 日的财务状况进行了审计并出具了《审计报告》（文审财[2001]第 529 号），根据该审计报告，上海浦海在 2001 年 3

月 31 日的全部资产为其对海运学校的应收账款人民币 11,446,523,.54 元，并无其它资产和负债，其净资产亦为上述金额。2001 年 5 月 28 日，集团公司以《关于上海浦海航运公司企业净资产值予以确认请示的批复》（中海财(2001)362 号）确认前述审计结果。2001 年 6 月 15 日，海运学校与各股东签署了《产权交易合同》（编号为 2001 年第 1B0925 号）并经上海技术产权交易所鉴证，根据该合同，海运学校将其所持有的上海浦海的全部权益分别按照 50%、20%、20%和 10%比例转让予各股东，转让总对价为人民币 1,145 万元。上海海运于 2001 年 6 月 26 日作出《关于上海浦海航运公司改制、股权转让事项的批复》（上海海运企[2001]141 号），批准上述权益转让及由各股东对上海浦海进行改造组建为有限责任公司。鉴于各股东所受让的上述权益实际为对海运学校的等额债权，根据上海汶汇会计师事务所有限公司于 2001 年 7 月 9 日出具的《验资报告》（文审验[2001]第 053 号，"浦海验资报告"），各股东已将上述转让价款支付予上海技术产权交易所并由该交易所直接汇入上海浦海的银行账户，用以代海运学校冲抵其对上海浦海的应付账款。

为将上海浦海改制为有限责任公司，中海集运、中海物流、中海工业、中海船务签署了浦海航运的公司章程。根据前述公司章程及浦海验资报告，浦海航运的注册资本为人民币 1180 万元，中海集运、中海物流、中海工业、中海船务的出资比例分别为 50%、20%、20%和 10%；截至 2001 年 7 月 9 日，上述注册资本已由上述各股东按照前述股权比例以人民币现金汇入上海浦海的银行账户（其中 1,145 万元即为前述海运学校以上海浦海产权转让价款归还上海浦海的应收账款，余款 35 万元由各股东以现金补足）。2001 年 7 月 25 日，上海市工商行政管理局将上海浦海变更登记为浦海航运并核发了新的《企业法人营业执照》（注册号：3101091018656）。

经对浦海航运设立过程有关文件的核查，本所认为，考虑到各股东均为集团公司全资拥有的有限公司，并且上海浦海的全部权益为一项应收账款，因此，尽管海运学校未对上海浦海权益进行资产评估即转让予各股东，但实际上并未造成国有资产流失，并不违反国有资产转让和国有企业公司制改建的有关规定，亦不影响浦海航运设立及存续的有效性。

截至本法律意见书出具之日，发行人、中海物流、中海工业及中海船务分别

持有浦海航运 50%、20%、20%和 10%的股权，即发行人持有浦海航运 50%的股权，而集团公司最终控制其其余 50%的股权。但根据浦海航运现行有效的公司章程，发行人有权在浦海航运董事会委派超过半数的董事。浦海航运目前的经营范围为：国际海上集装箱运输业务，国内沿海及长江水系各港间货物（含集装箱）运输，集装箱制造、修理、租赁、销售，船舶租赁、销售，船员劳务和船员技术培训及其它船舶服务，水路货运代理，船舶代理（以上涉及许可经营的凭许可证经营）。浦海航运目前已经取得如下业务许可：

（1） 交通部于 2002 年 7 月 9 日向浦海航运核发的《国际船舶运输经营许可证》（证书编号：MOC-MT00095），批准浦海航运从事国际船舶普通货物运输和国际船舶集装箱运输业务；

（2） 交通部于 2003 年 12 月 7 日向浦海航运核发的《水路运输许可证》（编号：交直 XK0034），批准浦海航运从事国内沿海及长江水系普通货船、外贸集装箱内支线班轮运输业务；

（3） 上海市城市交通管理局于 2002 年 3 月 1 日向浦海航运核发的《水路运输服务许可证》（编号：沪航服 XK(市)293），批准浦海航运从事水路货运代理、船舶代理业务。

11、中海（洋浦）冷藏储运有限公司（“洋浦冷藏”）40%的股权

洋浦冷藏是一家于 2001 年 12 月 13 日在海南省洋浦工商行政管理局注册成立的有限责任公司。根据其现行有效的《企业法人营业执照》（注册号：4601061600286），其目前的注册资本为人民币 600 万元，住所为海南省洋浦港务公司办公楼三楼，法定代表人为黄小文。洋浦冷藏的历史沿革情况如下：

洋浦冷藏的前身为中海（洋浦）冷藏储运技术有限公司（“洋浦技术”）。洋浦技术是由中海集运、中海物流及苏州中海集装箱储运有限公司（“苏州储运”，集团公司的控股子公司）共同出资设立的有限责任公司，于 2001 年 12 月 13 日在海南省洋浦工商行政管理局注册成立，其注册资本为人民币 600 万元，其中，中海集运、中海物流及苏州储运分别持有其 40%、30%和 30%的股权。2002 年 2 月 4 日，海南兴平会计师事务所对各股东的出资进行了审验并出具了《验资报告》（兴平验字[2002]第 0010011 号），根据该验资报告，各股东认缴的出资已经缴足。

2003 年 9 月 11 日，洋浦技术召开股东会，批准洋浦技术的企业名称变更为"中海（洋浦）冷藏储运有限公司"以及经营范围的变更。2003 年 9 月 2 日，洋浦技术就前述企业名称和经营范围变更事宜向海南省洋浦工商行政管理局办理了工商变更登记手续，并领取了新的《企业法人营业执照》。

截至本法律意见书出具之日，发行人、中海物流及苏州储运分别持有洋浦冷藏 40%、30%和 30%的股权。但根据洋浦冷藏现行有效的公司章程，发行人有权在洋浦冷藏董事会委派超过半数的董事。洋浦冷藏目前的经营范围为：集装箱运输、堆存；冷库及仓储业；集装箱及其他运输设备的检验、修理；冷藏发电设备和运输设备的进口贸易；租赁商务；进出口贸易；设备供应商代理；对外技术咨询。洋浦经济开发区经济发展局于 2001 年 4 月 15 日向洋浦冷藏核发《洋浦经济开发区进出口经营权登记证》（琼浦贸登字[2001]135 号），批准洋浦冷藏在经核准的商品目录内从事进出口贸易。

12、中海集装箱运输（洋浦）有限公司（"中集洋浦"）90%的股权

中集洋浦是一家于 2002 年 12 月 5 日在海南省洋浦工商行政管理局注册成立的有限责任公司。根据其现行有效的《企业法人营业执照》（注册号：4601061100081），其目前的注册资本为人民币 3,800 万元，住所为海南省洋浦港务局办公楼 1 楼，法定代表人为李克麟。中集洋浦的历史沿革情况如下：

2002 年 12 月 27 日，交通部作出《关于同意筹建中国海运集装箱运输（洋浦）有限公司的批复》（交水批[2002]1254 号），批准中海集运与洋浦冷藏筹建中集洋浦。2002 年 12 月 1 日，海南华合会计师事务所对各股东的出资进行了审验并出具了《验资报告》（海华合会验字[2002]第 194 号），根据该验资报告，截至 2002 年 11 月 29 日，各股东认缴的出资已经缴足。2002 年 12 月 5 日，中集洋浦在海南省洋浦工商行政管理局注册成立，其注册资本为人民币 3,800 万元，其中，中海集运和洋浦冷藏分别持有其 90%和 10%的股权。2003 年 1 月 3 日，交通部作出《关于同意中国海运集装箱运输（洋浦）有限公司开业的批复》（交水批[2003]3 号），批准中集洋浦开业并经营国内沿海普通货船（含内贸集装箱）运输。

截至本法律意见书出具之日，发行人及洋浦冷藏分别持有中集洋浦 90%和 10%的股权。中集洋浦目前的经营范围为：国内集装箱运输；揽货；订舱；集装

箱货运站；中转站；堆场；集装箱制造、修理、租赁、买卖；船舶租赁、买卖；集装箱相关业务（涉及特许行业凭许可证经营）。交通部于 2003 年 1 月 6 日向中集洋浦核发《水路运输许可证》（编号：交直 XK0049），批准中集洋浦经营国内沿海普通货船（含内贸集装箱）运输。

13、中海集装箱运输（香港）有限公司（China Shipping Container Lines (Hong Kong) Co., Ltd.，“中集香港”）100%的股权

中集香港是一家于 2002 年 7 月 3 日在香港注册成立的有限公司（注册登记号为：804481），其已发行的股份为 100 万股普通股，其中中国海运（香港）控股有限公司（“香港控股”，一家在香港注册成立的有限公司，集团公司持有其 100%的权益）直接持有 999,999 股，自然人 Wu Zhongxiao 持有 1 股。2003 年 10 月 15 日，中海集运与香港控股签署股份转让协议，受让香港控股所直接持有的中集香港的全部股份，同时中海集运委托另外一名自然人 Li Xiaobing 向 Wu Zhongxiao 受让其所持有的 1 股股份。根据发行人香港法律顾问麦坚时律师行于 2004 年 3 月 12 日出具的意见，前述股权转让事宜于 2003 年 10 月 20 日完成。转让完成后，中海集运即依据香港法律直接持有中集香港 999,999 股股份，Li Xiaobing 代中海集运持有另外 1 股。

由于中集香港在设立时及中海集运受让香港控股所持有的中集香港股权时未及时取得商务部的有关批准，在上述股权转让完成后，发行人立即向商务部申请补办上述批准手续。2003 年 12 月 17 日，商务部作出《关于同意中海集装箱运输有限公司收购中海集装箱运输（香港）有限公司、中海集装箱运输（亚洲）有限公司的批复》（商合批[2003]497 号），批准中海集运购买中集香港 100%的股权。

另外，根据商务部上述批复的要求以及《境外国有资产管理暂行办法》的有关规定，Li Xiaobing 已就其代中海集运持有中集香港 1 股股份事宜按照香港特别行政区法律作出书面的股权代持声明、按照中国境内法律规定签署了委托持股协议并办理了相应的公证手续。

本所认为，尽管中集香港的设立及中海集运受让香港控股所持有的中集香港股权未及时取得商务部的有关批准，但已按规定补办了相关批准手续，是合法

有效的。自然人 Li Xiaobing 代中海集运持有中集香港的股份，已按照规定办理了有关法律手续，是合法有效的。

根据发行人的介绍，中集香港目前的主要业务为在香港为发行人从事船舶代理业务。另外，交通部于 2003 年 3 月 24 日向中集香港核发《国际班轮运输经营资格登记证》（证书编号：MOC-ML 00139），批准中集香港从事进出中国港口的国际集装箱班轮运输业务。

14、中海集装箱运输（亚洲）有限公司（China Shipping Container Lines (Asia) Co., Ltd.，“中集亚洲”）100%的股权

中集亚洲是一家于 2002 年 10 月 28 日在英属维尔京群岛注册成立的有限公司（注册登记号为：518838），其已发行股份总数为 5 万股，由香港控股以信托的方式通过自然人 Li Xiaobing 及 Wu Zhongxiao 持有其 100%的股权。2003 年 10 月 15 日，中海集运与香港控股签署股份转让协议，收购香港控股透过前述 2 名自然人所持有的中集亚洲全部股份。根据发行人英属维尔京群岛法律顾问 Conyers Dill & Pearman 于 2004 年 3 月 11 日出具的意见，前述股权转让事宜于 2003 年 10 月 20 日完成。据此，中海集运依据维尔京群岛法律自 2003 年 10 月 20 日起即直接持有中集香港 100%的股权。

由于中集亚洲在设立时及中海集运受让香港控股所持有的中集亚洲股权时未及时取得商务部的有关批准，在上述股权转让完成后，发行人立即向商务部申请补办上述批准手续。2003 年 12 月 17 日，商务部作出《关于同意中海集装箱运输有限公司收购中海集装箱运输（香港）有限公司、中海集装箱运输（亚洲）有限公司的批复》（商合批[2003]497 号），批准中海集运购买中集亚洲 100%的股权。

本所认为，尽管中集亚洲的设立及中海集运受让香港控股所持有的中集亚洲股权未及时取得商务部的有关批准，但已按规定补办了相关批准手续，是合法有效的。

根据发行人的介绍，中集亚洲目前的主要在境外从事船舶买卖、租赁业务。另外，交通部于 2003 年 1 月 2 日向中集亚洲核发《国际班轮运输经营资格登记证》（证书编号：MOC-ML 00132），批准中集亚洲从事进出中国港口的国际集装

箱班轮运输业务。

中集亚洲目前持有环州电脑有限公司（“环州电脑”）99%的股份。环州电脑是一家于 2003 年 4 月 8 日在维尔京群岛注册成立的有限公司（注册登记号为：541111），中集亚洲和中集香港分别持有其 99%和 1%的股份。此外，中集亚洲目前还持有 Yangshan A Shipping Company Limited（一家于 2003 年 12 月 23 日在维尔京群岛注册成立的有限公司，其注册登记号为：572772）100%的股份（其中 50%由自然人 Wu Zhongxiao 以信托方式代中集亚洲持有，另 50%由自然人贾鸿祥以信托方式代中集亚洲持有）、Yangshan B Shipping Company Limited（一家于 2003 年 12 月 23 日在维尔京群岛注册成立的有限公司，其注册登记号为：572771）100%的股份（其中 50%由自然人 Wu Zhongxiao 以信托方式代中集亚洲持有，另 50%由自然人贾鸿祥以信托方式代中集亚洲持有）及 Arisa Navigation Company Limited（一家于 2002 年 6 月 18 日在赛浦路斯注册成立的有限公司，其注册登记号为：131035）100%的股份（其中 50%由自然人 Wu Zhongxiao 以信托方式代中集亚洲持有，另 50%由自然人贾鸿祥以信托方式代中集亚洲持有）。

由于环州电脑、Yangshan A Shipping Company Limited、Yangshan B Shipping Company Limited 及 Arisa Navigation Company Limited 设立时均未及时取得商务部的有关批准，经发行人申请，商务部分别于 2004 年 3 月 26 日、2004 年 5 月 21 日作出《商务部关于同意设立“环州电脑有限公司的批复”》（商合批[2004]194 号）、《商务部关于同意设立中海集装箱运输（亚洲）有限公司在境外设立三家单船公司的批复》（商合批[2004]311 号），并向环州电脑核发了《批准证书》（[2004] 商合企证字第 091 号）。本所认为，环州电脑、Yangshan A Shipping Company Limited、Yangshan B Shipping Company Limited 及 Arisa Navigation Company Limited 的设立业已取得商务部的批准，是合法有效的。根据商务部上述批复的要求以及《境外国有资产管理暂行办法》的有关规定，如需以个人名义持有境外企业中方股份的，必须按规定在境内外办理委托协议及公证手续。发行人向本所确认，前述 Yangshan A Shipping Company Limited、Yangshan B Shipping Company Limited 及 Arisa Navigation Company Limited 的股份由有关自然人代中集亚洲持有的有关委托协议及公证手续目前正在办理之中。我们认为，该等手续的办理应没有法律障碍。

基于上述，本所认为，发行人持有的上述下属公司的股权均系依法取得，符合有关法律、法规及规范性文件的要求，该等下属公司均有效存续，并已取得其经营业务所必需的各项批准及许可。经本所审慎核查，未发现发行人及其下属公司存在严重违反公司法及其它法律法规的行为。经本所核查，发行人除上述外无其他下属公司。

（二）发行人的土地、房产

发行人拥有权益的有关土地使用权、房产权事宜请参见本所于2004年6月4日出具的《关于中海集装箱运输股份有限公司及其下属公司之土地使用权、房产权事宜的法律意见书》有关内容。

（三）发行人使用的注册商标

根据发行人介绍并经本所核查，截至本法律意见书出具之日，发行人目前不拥有任何注册商标。发行人与集团公司于2004年4月26日签署了4份《商标使用许可合同》、于2004年5月10日签署了1份《商标使用许可合同补充协议》及1份《商标使用许可协议》，根据该等协议，集团公司将其在国家工商行政管理局商标局注册的4件图形商标（“境内注册商标”）及在香港特别行政区注册的8件图形商标（“香港注册商标”）以人民币1元的对价许可发行人使用，直至集团公司所享有的上述商标权期限届满或集团公司不再是发行人的控股股东（按照香港联交所主板证券上市规则的定义）之日止。

有关境内注册商标情况请见下表：

序号	商标	注册编号	注册人	类别	注册有效期限
1		1241896	中国海运（集团）总公司	第39类：货运经纪，运输经纪，运输信息，航行安排，送货，旅客运送，船舶经纪，河运，船艇运输，船舶运输	自1999年1月21日至2009年1月20日
2		1193929	中国海运（集团）总公司	第39类：运输；货运经纪；航行安排；旅客运送；救护（运输）；货运；卸货；废料的运输；运输信息；运输预定	自1998年7月21日至2008年7月20日

3		1241894	中国海运（集团）总公司	第39类：货运经纪，运输经纪，运输信息，航行安排，送货，旅客运送，船舶经纪，河运，船艇出租，船舶运输	自1999年1月21日至2009年1月20日
4		1241895	中国海运（集团）总公司	第39类：货运经纪，运输经纪，运输信息，航行安排，送货，旅客运送，船舶经纪，河运，船艇出租，船舶运输	自1999年1月21日至2009年1月20日

有关香港注册商标情况请见下表：

序号	商标	注册编号	注册人	类别	注册有效期限
1		2000B08916	中国海运（集团）总公司	第35类：数据储存及处理；安排海外工作代理服务	自1999年6月30日至2006年6月30日
2		2000B08931	中国海运（集团）总公司	第36类：房地产代理服务；房地产管理服务；房地产咨询服务；房地产投资服务；房地产租赁管理；股本投资；房地产发展项目管理财务管理；投资控股服务；有关上述所有服务的谘询服务；财务分析；有关商品的顾问服务；财务服务	自1997年12月18日至2004年12月18日
3		2000B08932	中国海运（集团）总公司	第37类：造船；船只的维修及保养；汽车、机器、通讯及航行仪器及工具、部件及配件的安装、保养及维修；海港建筑；监管兴建及发展物业；建筑管理；物业发展；有关物业发展的顾问服务；提供有关物业发展的资料；有关计划及管理建筑项目及物业发展的服务；船只及汽车的拆卸服务	自1997年12月18日至2004年12月18日
4		2000B08933	中国海运（集团）总公司	第38类：电讯服务；收集及传送信息；电子通讯服务；有关交换航运数据的电讯服务	自1997年12月18日至2004年12月18日
5		2000B08934	中国海运（集团）总公司	第39类：空运、海运及河运及货运服务；交通及货运经纪；船舶经纪；船舶及汽车租赁；储存集装箱租赁；仓库租赁；仓储；收取、交付及储存货柜；船舶加油服务；船坞租赁；装卸货柜；安排旅游团	自1997年12月18日至2004年12月18日
6		2000B08935	中国海运（集团）总公司	第41类：有关航运的教育及培训服务；安排及提供有关航运的课程及讲座	自1997年12月18日至2004年12月18日

序号	商标	注册编号	注册人	类别	注册有效期限
7		2000B08936	中国海运（集团）总公司	第 42 类：提供临时住宿及旅舍及相关预定服务；餐饮服务；酒吧服务；船上膳食服务	自 1997 年 12 月 18 日至 2004 年 12 月 18 日
8		2000B11629	中国海运（集团）总公司	第 39 类：空运、海运及河运及货运服务；交通及货运经纪；船舶经纪；船舶及汽车租赁；储存集装箱租赁；仓库租赁；仓储；收取、交付及储存货柜；船舶加油服务；船坞租赁；装卸货柜；安排旅游团	自 1997 年 12 月 18 日至 2004 年 12 月 18 日

经本所核查，集团公司合法拥有前述境内注册商标的所有权，并依法享有许可他人使用的权利，且已就前述注册商标的使用许可事宜向有关的商标行政管理机关办理备案手续。2004 年 3 月 12 日，发行人的香港法律顾问麦坚时律师行向发行人出具意见，认为集团公司依照香港特别行政区法律拥有香港注册商标的所有权，其将该等在香港注册商标许可发行人使用符合香港法律的规定。基于前述，本所认为，前述《商标使用许可协议》经发行人与集团公司正式签署后即为合法、有效并对协议双方具有约束力，在协议约定的期限内，发行人依法有权依据该协议约定的条件使用集团公司的该等注册商标。

（四）发行人拥有的专利

中海集运拥有以下专利权：

1、国家知识产权局于 2000 年 8 月 19 日核发的《实用新型专利证书》（编号：397856），就实用新型“散货集装箱”授予中海集运专利权，专利号为 ZL 99 2 39987.4，专利权期限为自 1999 年 10 月 21 日起 10 年；

2、国家知识产权局于 2000 年 8 月 19 日核发的《实用新型专利证书》（编号：397957），就实用新型“散货集装箱”授予中海集运专利权，专利号为 ZL 99 2 39988.2，专利权期限为自 1999 年 10 月 21 日起 10 年；

3、国家知识产权局于 2003 年 8 月 6 日核发的《实用新型专利证书》（编号：567343），就实用新型“多用汽车集装箱”授予中海集运专利权，专利号为 ZL 02 2 66356.8，专利权期限为自 2002 年 8 月 16 日起 10 年。

本所认为，中海集运拥有的上述专利权是合法有效的，并可依法使用、许可他人使用和转让。发行人成立后，前述专利的专利权人由中海集运变更为发行人

的有关手续目前正在办理当中，本所未发现办理上述手续存在实质性法律障碍。根据发行人的介绍并经本所核查，本所未发现发行人存在将上述专利许可任何第三方使用或将其用于质押或设置任何权利限制的情形，亦未发现发行人有使用任何第三方的专利的情形。

（五）发行人经营的船舶

根据发行人提供的资料并经本所核查，截至2004年4月30日，中海集运及其下属公司经营的船舶（包括自有船舶、光租船舶和期租船舶）共有113艘，其中自有船舶35艘，光租船舶32艘，期租船舶46艘。经本所调查，中海集运所有自有船舶均已经依法向有关船舶登记机关进行了船舶国籍登记和所有权登记，并依法取得了《船舶国籍证书》、《船舶所有权登记证书》及《安全管理证书》（SMC证书），该等证书中记载的船舶所有权人由中海集运变更为发行人的相关手续目前正在办理之中，本所未发现办理该等手续存在实质性法律障碍；其所有租赁船舶均系依据与出租方签署的相关租赁协议取得使用权。据此，发行人已依法取得其所有自有船舶的所有权及经营权，本所未发现中海集运或发行人就其经营的船舶的所有或使用存在任何法律障碍，亦未发现其存在抵触中国现行有效的法律、法规及规范性文件的规定的情形。

十一、贵公司的社会保险情况

发行人向本所确认，发行人已依法为公司员工办理了养老保险、医疗保险、失业保险及工伤保险。经本所核查，发行人为其公司员工办理的各项社会保险符合有关法律、法规的规定。

十二、发行人的重大债权债务

（一）发行人尚未履行完毕或将要履行的重大合同

经本所审查，发行人尚未履行完毕或将要履行的重大合同均已列载于招股章程附录八之“重大合同概要”部分。

经查验，本所认为，该等重大合同的内容和形式符合中国有关法律、法规的规定，是合法有效的，并对该等合同的签约方均有约束力。原以中海集运为一方的合同在中海集运变更为发行人后即转由发行人继续履行，发行人可以依法享有和承担上述重大合同项下的权利和义务，未发现上述合同的履行存在重大法律障

碍或其它潜在风险。

（二）发行人的侵权之债

经本所查验及发行人确认，本所未发现发行人有因环境保护、知识产权、产品质量、劳动安全、人身权等原因产生的侵权之债。

（三）发行人与关联方之间的重大债权债务及担保

经本所查验，除本法律意见书之"关联交易及同业竞争"部分以及招股章程所披露的情况外，本所未发现发行人与关联方之间存在重大债权债务关系或相互提供担保的情况。

（四）发行人金额较大的其他应收、应付款

经本所查验，发行人金额较大的其他应收、应付款，均因正常的生产经营活动发生，系合法有效。

十三、发行人重大资产变化及收购兼并

根据发行人介绍并经本所调查，发行人设立至今未发生任何合并、分立、增资扩股、减少注册资本、收购或出售资产等行为，目前亦无计划从事资产置换、资产剥离、资产出售或收购等行为（招股章程中所披露的本次发行上市募集资金用途除外）。

十四、发行人公司章程的制定与修改

发行人在设立时，发起人依据《公司法》的有关规定为发行人起草了公司章程（"原公司章程"）。2004 年 2 月 5 日，国资委以《关于设立中海集装箱运输股份有限公司的批复》（国资改革[2004]49 号）批准原公司章程。2004 年 2 月 20 日，发行人召开创立大会批准原公司章程。经审查，本所认为，原公司章程的内容和形式符合《公司法》的有关规定，并已经获得一切合法有效的批准。

经发行人董事会提议，发行人于 2004 年 3 月 4 日召开的临时股东大会以特别决议方式通过了修订后的《中海集装箱运输股份有限公司章程（草案）》。根据该决议，发行人临时股东大会批准发行人董事会按照《公司法》、《特别规定》、《到境外上市公司章程必备条款》（"《必备条款》"）以及《关于到香港上市公司对公司章程作补充修改的意见的函》等有关法律、法规及香港联交所上市规则

的要求对发行人原公司章程进行的修订。修订后的公司新章程（"H股章程"）经该次股东大会通过后，业经国资委于2003年3月23日以《关于中海集装箱运输股份有限公司转为境外募集公司的批复》（国资改革[2004] 168 号）文件批准。根据国资改革[2004] 168号文，H股章程自获得国资委批准之日起生效并取代原公司章程。该次股东大会同时作出授权，如国家有关主管机关和香港联交所提出进一步的修改意见，发行人董事会可按上述意见对H股章程进行进一步的修订。

本所认为，发行人上述临时股东大会的召开及通过有关修订原公司章程决议的程序符合《公司法》及原公司章程的规定，是合法有效的。经对H股章程内容的审查，本所认为，H股章程符合《公司法》、《特别规定》的规定，同时亦载明了《必备条款》要求载明的内容，根据其内容，股东的权利能够得到充分的保障。因此，发行人H股章程在形式上和内容上均符合现行有关法律、法规的规定，且已经获得了法律、法规要求的批准或授权，是合法有效的。发行人H股章程生效后，即成为规范发行人与股东之间、股东与股东之间关系的法律文件，对发行人、发行人的股东和发行人董事、监事、高级管理人员具有法定的约束力。经对招股章程的审阅，我们认为，招股章程附录七内所列载的H股章程概要是准确的，其已包括H股章程的所有重要条款。

十五、发行人的税务

经本所核查，发行人目前已依法办理了税务登记并领取了国税沪字310042759579978号和地税沪字310042759579978号税务登记证。发行人及其控股子公司适用的主要税种和税率如下：

1、营业税：内贸运输收入及出口货物运输收入按3%的税率缴纳，船舶租赁收入按5%的税率缴纳。

2、增值税：17%。

3、企业所得税：

（1）根据国家税务局《关于上海浦东新区中资联营企业适用所得税税率的通知》（国税发[1992]114号），上海市国家税务局第二分局2004年3月19日作出的《关于中海集装箱运输股份有限公司申请享受浦东新区内资企业所得税优惠政策的批复》（沪国税二税[2004]34号，发行人自开业之日起，减按15%的税率

征收企业所得税。

（2）中集深圳、汕头中集为设立于经济特区内的企业，所得税税率为 15%。

（3）中集海南、海口中集、中集洋浦、洋浦冷藏均为在海南省设立的企业，根据 1988 年 5 月 4 日国务院发布的《关于投资开发海南岛的规定》，上述企业适用 15%的所得税税率，并享受自获利年度起第一年、第二年免征所得税、第三年至第五年减半征收所得税的优惠。

（4）根据 1994 年 5 月 13 日财政部、国家税务总局发布的《企业所得税若干政策问题的规定》（财税字[1994]009 号）的有关规定，中集秦皇岛的年应纳税所得额在 10 万元以下至 3 万元，暂减按 27%的税率征收所得税。

（5）根据辽宁省国家税务局 2003 年 1 月 5 日作出的《辽宁省国家税务局关于免征中海集装箱运输营口有限公司企业所得税的批复》（辽国税函[2004]4 号），营口中集作为新开办的从事交通运输业的企业，免征 2003 年度企业所得税，减半征收 2004 年度企业所得税。

（6）根据辽宁省丹东市国家税务局边境经济合作区分局 2004 年 3 月 19 日出具的证明，丹东中集在丹东市边境经济合作区注册成立，按照《国务院关于丹东市建立边境经济合作区的批复》（国函[1992]80 号），丹东中集享受 24%的所得税优惠。

（7）除上述企业外，发行人的其他境内控股子公司适用 33%的所得税税率。

本所认为，发行人及其控股子公司执行的税种、税率符合现行法律、法规和规范性文件的要求。根据国家税务总局国税函[2002]910 号文件《国家税务总局关于中国海运（集团）总公司缴纳企业所得税问题的通知》和国税函[2003]691 号文件《国家税务总局关于中国海运（集团）总公司缴纳企业所得税问题的通知》的规定，集团公司所属 29 家全资控股企业，在 2002 年度和 2003 年度由集团公司合并缴纳企业所得税。经本所了解并经集团公司、发行人确认，中海集运依法应缴纳的企业所得税已由集团公司全部缴纳完毕，不存在任何被有关税务主管部门追究欠税的可能；发行人（包括中海集运）及其下属公司近三年以来未发生过因违反有关税务法律及其他税务规范性文件的规定而被税务部门处罚的情形。

十六、发行人的环境保护和产品质量、技术等标准

（一）发行人的环境保护

根据《中华人民共和国海洋环境保护法》和《中华人民共和国防止船舶污染海域管理条例》的规定，符合一定条件的船舶必须取得船舶防污文书。根据发行人提供的资料，发行人在境内经营的船舶目前均已依法取得《海上船舶防止油污证书》（适用于从事境内运输的船舶）或《国际防止油污证书》（适用于从事国际运输的船舶）。

据发行人介绍及本所核查，发行人及其下属公司自成立以来，未发生因违反环境保护方面的法律、法规和规范性文件而被处罚的情形。本所认为，发行人的业务活动符合有关环境保护的要求及国家有关环保法律、法规及规范性文件的规定。

（二）发行人的产品质量和技术标准

经发行人确认和本所的适当调查，未发现发行人存在违反有关产品质量和技术监督方面的法律法规而受到处罚的事项。

十七、发行人募股资金的运用

发行人本次发行上市预计将募集资金约港币 67 亿元至 102 亿元（以发行人 2004 年的预计税后利润约人民币 31.26 亿元为基础，并假设发行 22 亿股新股及超额配售选择权未获行使）。发行人于 2004 年 3 月 4 日召开的临时股东大会通过《关于公司投资发展计划和募股资金用途的议案》，并授权董事会根据实际情况对该议案中提出的投资发展计划和募股资金用途进行调整，募股资金用途以经董事会批准的招股章程最后稿披露内容为准。根据招股章程的披露内容，发行人本次发行上市的募集资金在扣除有关费用后，将主要用于以下发展项目，项目所需资金不足的部分，将由公司透过内部资源和适当的借贷解决：

序号	项目名称	计划资金量（人民币万元）
1、	收购船舶	250,000

2、	收购集装箱	50,000
3、	增加对浦海航运的投资	50,000
4、	归还贷款	300,000
5S、	补充营运资金	余款

经本所核查，上述建造船舶计划已列入集团公司"十五"规划并经原国家计划和发展委员会（计基础[2002]2495号）批准。就上述增加对浦海航运的投资事宜，尚待取得浦海航运的股东会的批准。由于浦海航运的各股东均为集团公司间接全资拥有的下属企业，取得上述批准不存在障碍。本所认为，发行人本次募股资金项目中需要获得批准的项目已获得了有权部门的批准，涉及与他人合作的项目不会导致同业竞争，且上述项目符合国家产业政策和利用外资政策。

十八、发行人业务发展目标

（一）根据发行人的确认及本所的查证，发行人在其为本次发行上市编制的招股章程中所述的业务发展目标与主营业务一致。

（二）根据发行人确认及本所的查证，发行人在其为本次发行上市编制的招股章程中所述的业务发展目标符合国家法律、法规和规范性文件的规定，未发现存在潜在的法律风险。

十九、诉讼、仲裁或行政处罚

经本所适当核查并经发行人承诺，并未发现发行人、集团公司及发行人的控股子公司存在尚未了结的或可预见的重大诉讼、仲裁和行政处罚事项，也未发现发行人及其子公司因环境保护、知识产权、产品质量、劳动安全及人身权等方面违反法律法规的相关规定或违反招股章程内"规例"部份的有关中国法律法规以及侵权行为而产生的法律责任。

经本所适当核查并经发行人董事长和总经理、副总经理的确认，发行人董事长和总经理、副总经理目前无尚未了结的重大诉讼、仲裁及行政处罚案件。

二十、发行人招股章程法律风险的评价

本所已参与招股章程的编制及讨论，并已审阅招股章程，特别对发行人引用法律意见书相关内容已进行审阅，经本所对发行人为本次发行上市制作的招股章程的审查，本所认为：

（1） 招股章程中对有关发行人的重大事实（包括但不限于"释义"部分关于中国境内公司及境内机构的描述、"业务"部分关于"公司历史"及"重组"部分的描述、"股本"部分的描述、招股章程附录八"法定及一般资料"所载的有关内容）的披露准确完整，未发现有虚假、严重误导性的陈述或重大遗漏；

（2） 招股章程中对有关中国法律、法规（包括但不限于招股章程"有关本招股章程及股份发售的资料"中"H 股发售的限制"内关于中国部分的描述、"规例"及"有关中国及香港法律及法规的概要"部分所载的有关中国法律、法规）、发行人章程及相关法律文件内容的表述真实准确，未发现有虚假、严重误导性陈述或者重大遗漏；

（3） 招股章程中对有关风险因素的披露符合本所了解的关于该等风险因素的有关事实情况，在对与法律、政策及政府有关部门的措施有关风险的描述当中，对该等法律、政策的表述完整准确，未发现有严重误导性陈述或重大遗漏；

（4） 招股章程"预期时间表"一节内关于 H 股股票的寄发及其成为有效证书的时间安排与中国法律的规定没有抵触。

二十一、关于减持国有股的承诺

根据减持办法，发行人的国有股股东集团公司已经向国资委承诺，在本次股票发行上市时，集团公司将出售相当于实际融资额 10%的国有股，出售的国有股数量为不少于 22,000 万股（若超额配售选择权未获得行使）；在本次股票发行上市完成后，委托发行人及时向国资委报告股票发行及发行费用核算情况并将国有股减持收入（扣除所应承担的中介费用后）及时上缴全国社会保障基金。发行人亦承诺，在本次股票发行完成后，及时向国资委报告股票发行及发行费用核算情况，并在国有股减持收入资金调入境内后，按照减持办法的规定及集团公司的委

托将国有股减持收入及时足额缴入财政部预算设置的指定科目。因发行人设立未满三年，集团公司申请将拟减持的股份 22000 万股划拨给全国社会保障基金理事会持有，并由其委托集团公司在本次股票发行时一并出售。2004 年 3 月 22 日，国资委作出《关于中海集装箱运输股份有限公司国有股划拨有关问题的批复》(国资产权[2004]167 号)，批准上述国有股划拨。2004 年 4 月 5 日，全国社会保障基金理事会向发行人出具《关于委托出售全国社会保障基金所持中海集装箱运输股份有限公司国有股的函》(社保基金股函[2004]25 号)，同意委托发行人在公开募股时将上述拟减持的国有法人股一并出售。

本所认为，集团公司上述减持国有股的承诺及国有法人股的划拨和委托安排符合减持办法的规定，并已获得国资委的批准以及全国社会保障基金理事会的同意，是合法有效的。若超额配售选择权获得行使，则集团公司须就行使超额配售选择权所涉及的国有股减持事宜取得国资委的批准以及全国社会保障基金理事会的同意，本所认为，集团公司取得该等批准及同意应不存在法律障碍。

经对招股章程审查，本所认为，招股章程内对集团公司减持国有股的有关事宜的披露准确完整，未发现有虚假、严重误导性的陈述或重大遗漏。

二十二、包销协议及其他相关事宜

本所认为，发行人及集团公司已分别通过其董事会及总裁办公会作出所有必需的批准及授权，有关获授权人分别有权代表发行人或集团公司签署、交付公开发售包销协议（根据招股章程所作定义，以下同）、国际包销协议（根据招股章程所作定义，以下同）及其他与本次发行上市有关的其他文件（合称“发行上市文件”），并且这些发行上市文件（包括公开发售包销协议及国际包销协议）已经得到合法、有效的授权。若该等发行上市文件（包括公开发售包销协议及国际包销协议）适用中国法律，则该等发行上市文件一经发行人及集团公司授权的人士签署及交付（不论发行人或集团公司是否于有关文件上盖章）即对发行人及集团公司具有约束力，并可对发行人及集团公司强制执行，但这种强制执行力可能会受到有关破产法律、法规和一般公平原则的制约，并且发行人及集团公司有权承担及履行这些发行上市文件（包括公开发售包销协议及国际包销协议）所规定由发行人及集团公司承担的义务。

二十三、关于本次发行上市的总体结论性意见

基于所述，本所认为：发行人是依法设立、合法存续的股份有限公司。发行人自成立以来，一直规范运作。发行人已经国资委批准，依法转为境外募集股份并上市的股份有限公司；发行人本次发行上市已获得发行人股东大会的合法授权及中国证监会的正式批准。

本法律意见书仅为发行人本次 H 股发行及上市之目的而出具。贵公司之香港法律顾问麦坚时律师行可依据本法律意见书，出具其法律意见。

本法律意见书正本一式三份，副本若干。本法律意见书经本所签署后生效。

竞天公诚

北京市竞天公诚律师事务所

二〇〇四年六月四日

Annex II

A List of Documents Required to Be Furnished to the Commission under Continuous Disclosure Obligations

2 Interim Reports

Date of Submission to the HKSE and Shareholders: not later than three months after the end of the first six months of each fiscal year.

Required by: the HKSE Rules and PRC Company Laws.

5. Notifications to the HKSE, and, in some cases, the Public with respect to all Documents to Be Posted to Shareholders, Press Releases and/or Announcements in Newspapers in respect of Price-sensitive or Material Matters, Debts/Loans/Guarantee of Material Value, Controlling Shareholder's pledge of shares, Acquisitions, Disposals, Director Share Dealings, Material Business Developments, Movements in certain Shareholdings, etc.

Submission Date: as the event arises and, in some cases, within specified periods after the event has arisen.

Required by: the HKSE Rules and in some cases the Securities & Futures Ordinance of Hong Kong and the Opinions.

6. Circulars to Shareholders

Submission Date: in respect of certain notifiable transactions or connected transactions (both as defined in the HKSE Rules), within 21 days after the publication of the press announcement in relation to the transaction, unless the HKSE otherwise directs.

Required by: the HKSE Rules.

CSCL

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited



CHINA SHIPPING LINE



CHINA SHIPPING LINE



CHINA SHIPPING

INTERIM REPORT 2004

CONTENTS

Corporate Information

DIRECTORS

Executive Directors

Mr. Li Kelin
Mr. Jia Hongxiang

Non-executive Directors

Mr. Li Shaode
Mr. Zhang Jianhua
Mr. Wang Daxiong*
Mr. Wang Xiangyun

Independent Non-executive Directors

Mr. Hu Hanxiang
Mr. Gu Nianzu*
Mr. Wang Zongxi*
Mr. Lam Siu Wai, Steven

* *Members of the Audit Committee*

SUPERVISORS

Mr. Yao Zuozhi
Mr. Zhao Shijiang
Mr. Zhang Rongbiao
Mr. Wang Xiuping
Mr. Hua Min
Ms. Pan Yingli

COMPANY SECRETARY

Mr. Ye Yumang

QUALIFIED ACCOUNTANT

Mr. Lau Wai Yip

AUTHORISED REPRESENTATIVES

Mr. Li Kelin
Mr. Jia Hongxiang

LEGAL ADDRESS AND PRINCIPAL PLACE OF BUSINESS IN THE PEOPLE'S REPUBLIC OF CHINA

Rooms A, B, C and D
27th Floor
450 Fu Shan Lu
Pudong New District
Shanghai
The PRC

PLACE OF BUSINESS IN HONG KONG

Level 69
The Center
99 Queen's Road Central
Hong Kong

AUDITORS

PricewaterhouseCoopers

LEGAL ADVISERS

Baker & McKenzie (Hong Kong and US)
Jingtian & Gongcheng, Beijing (PRC)

PRINCIPAL BANKERS

Bank of China
Industrial and Commerce Bank of China
Shanghai Pudong Development Bank

HONG KONG H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".

Results and Business Highlights

RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2004

	1H2004 (RMB)	1H2003 (RMB)	Change
Turnover	**9,894,306,000**	6,390,514,000	+54.8%
Operating profit	**2,203,236,000**	604,515,000	+264.5%
Profit before taxation	**1,939,631,000**	392,074,000	+394.7%
Basic earnings per share	**0.38**	0.14	+RMB 0.24
Gross profit margin	**23.8%**	10.9%	+12.9%
Pre-tax profit margin	**19.6%**	6.1%	+13.5%
Net debt/equity ratio	**12.3%**	178.0%	-165.7%
	(As at 30/6/2004)	(As at 31/12/2003)	

BUSINESS HIGHLIGHTS

- Shipping volume reached 1,697,018 TEU in the first half of 2004, representing an increase of about 33.6% over that of the same period in 2003.
- Operating capacity reached 217,300 TEU as at 30th June, 2004, representing a net increase of about 15.5% when compared with that as at 30th June, 2003.
- Average revenue per TEU for international and domestic routes increased by about 16.7% and 13.2% respectively over the same period last year.
- The Group's policies in locking in oil prices, controlling fuel inventory and selecting refueling ports and suppliers with relatively lower oil prices have enabled the Group to effectively control its costs in the environment of rising fuel costs. The cumulative savings from such measures amounted to about RMB167,000,000 in the first half of the year.
- In the first half of 2004, 5 newly built vessels totalling 25,126 TEU were delivered and put into operation. It is expected that another 7 newly built and time chartered vessels with a total capacity of about 53,716 TEU will be delivered and put into operation in the latter half of 2004. Operating capacity will record a net increase to 270,214 TEU at the end of 2004. It is believed that the additional capacity would enable the Group to take advantage of the business opportunities in the shipping industry, where demand is expected to continue to outstrip supply.

The Board of Directors of China Shipping Container Lines Company Limited (the "Company") is pleased to present the unaudited consolidated interim results of the Company and its subsidiaries (together referred to hereinafter as the "Group") for the six months ended 30th June, 2004 (the "Period"), which have been reviewed by PricewaterhouseCoopers in accordance with Statement of Auditing Standards 700, "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants.

For the six months ended 30th June, 2004, the Group recorded a turnover of approximately RMB 9,894,306,000, representing an increase of about 54.8% over that of the same period in 2003. Profit before taxation in the first half of 2004 amounted to about RMB1,939,631,000, which represents an increase of about 394.7% over that of the same period last year. Profit attributable to shareholders amounted to RMB 1,524,555,000, representing a rise of about 290.3% over that of the same period in 2003.

Management Discussion and Analysis

OPERATING ENVIRONMENT

The global economy has been keeping on upward trend since 2003 and economic growth has been accelerating. Both the European Union and the United States are in a state of growth, with Asia continuing to take the lead in the global economic growth. The global economic growth rate of 2004 is expected to be higher than as predicted at the beginning of the year.

In the first half of the year, the national economy of China continued its healthy and stable development. As the macroeconomic controls begin to take effect, the economic trends are becoming clearer, with those unhealthy and unstable factors in the economy under effective control.

The global container transportation market performs vigorously. Since the first quarter of 2004, the container market has been very busy despite traditionally being a low season. In particular, containers exported from the Far East have filled up the capacity on both European and US trade lanes, and both the south and north bounds of Australia, West & South Africa trade lanes have also seen vigorous demands. With strong demand for capacity, freight rates have been rising continuously. The market demand should be optimistic.

PERFORMANCE ANALYSIS

For the six months ended 30th June, 2004, the Group's turnover amounted to RMB 9,894,306,000, representing an increase of RMB 3,503,792,000 or about 54.8 % over the same period last year. Profit before taxation in the first half of 2004 was RMB 1,939,631,000, representing an increase of RMB 1,547,557,000 or about 394.7% over the same period last year. Profit attributable to shareholders was RMB 1,524,555,000, representing an increase of RMB 1,133,954,000 or about 290.3 % over that of the same period last year. The significant improvement of the Group's performance in the first half of 2004 was mainly due to the following reasons. Since the end of 2003, newly built and time chartered vessels have been continuously deployed into service and hence significantly increased the Company's capacity. At the same time, the Company's management has been able to take advantage of the business opportunities in the shipping market and hence the Company's loaded cargo volume has been significantly increased. With strong demand in the shipping market, the Group managed to increase its freight rates steadily, and hence securing profit growth. The expansion of its fleet has also enabled the Group to enjoy economies of scale and optimize its overall route arrangements. On the other hand, the Group has taken a series of measures to cut costs. As a result, its pre-tax profit margin in the first half of the year has been improved to 19.6 %, from 6.1 % of last year.

Analysis of container volume by trade lanes

Principal market	**First half of 2004 (TEU)**	First half of 2003 (TEU)	Increase
America	**414,696**	304,455	+36.2%
Europe/Mediterranean	**414,959**	317,145	+30.8%
Australia	**74,219**	44,324	+67.5%
East and Southeast Asia	**221,680**	200,533	+10.6%
China domestic	**511,078**	374,346	+36.5%
Others	**60,386**	29,810	+102.6%
Total	**1,697,018**	1,270,613	+33.6%

In the first half of the year, the Group inaugurated a number of additional international trade lanes, such as the Europe route AEX2, the round-the-world route RTW, the US west coast route AAC, the US-Canada route ANW and the Australia route AANA. As a result, the number and frequency of trade lanes increased and the Group is able to provide liner services much closer to the needs of the market.

COST ANALYSIS

In the first half of the year, due to an increase in capacity as a result of the deployment of newly built and time chartered vessels, the Group's operating costs have increased. Total operating costs were RMB 7,542,099,000, which have increased by about 32.4% over that of the preceding year. Nevertheless, the percentage increase of cost was much less than that of turnover (about 54.8%) as a result of the increase in shipping volume, the introduction of international trade lanes and the increase in freight rate.

In the first half of 2004, 5 newly built vessels (two of which were 4051 TEU, two of which were 5668 TEU and one of which was 5688 TEU) were delivered and put into operation. The delivery of these newly built vessels have been earlier than originally scheduled, therefore allowing the Group to capture the ever-growing demand of the container shipping market. As a result of the deployment of the above-mentioned vessels, the Group's capacity has recorded a net increase of 9.5 % over the capacity at the end of 2003 to about 217,300 TEU, and that represented a net increase of about 15.5 % over the capacity as at 30 June 2003.

Since the beginning of 2004, fuel price has been growing rapidly and continues to hit new record highs for the past 20 odd years. The Group continues to implement a series of measures in controlling fuel costs, including the locking in of fuel price, the selection of refueling ports and suppliers with relatively lower fuel price, and the reduction in fuel consumption by balancing speed and schedule. In the first half of the year, cumulative savings from such measures amounted to about RMB 167,000,000.

The Group has earlier captured the opportunity of relatively low prices in the steel and the container leasing markets. It has built or leased containers of about 125,000 TEU at the end of 2003 and in the beginning of 2004. Amongst these, 65,000 TEU have already been put into operation which effectively reduce container management costs. The investment or future cost will be reduced by about USD 45,000,000 when compared with their current market price.

The Group has also strengthened its control of other business management costs, including port fees, and has optimized transshipment costs with significant improvement.

FUTURE PLANS AND PROSPECTS

The better than expected recovery of economy in Europe, USA and Japan has promoted global economic growth. As a result, world trade will also enter into a new round of growth cycle with annual containerised trade volume expected to grow by about 9.8 %. The Chinese economy continues to grow rapidly and its future development looks positive.

With the upcoming removal of textile quota system in the global market, export of Chinese textile products will increase significantly due to its competitive advantage in the world market. As the principal means of transport of textile products is containers, the removal of quota system will definitely enhance the volume of container trade originating from China.

In 2004, global fleet capacity is expected to be increased by about 670,000 TEU, representing an increase of approximately 9.5%. Imbalance between supply and demand still exists. Although there are still concerns regarding global security, imbalanced development, new problems resulting from the adjustment of international industry structure, and continuously high fuel price, the prospect of the world economy is still encouraging. Year 2004 is expected to be a good year for the shipping industry.

The Directors believe that the shipping market in China will maintain persistent growth in 2004. According to the forecast by the Ministry of Communications of the PRC, container throughput in China will reach 57 million TEU, representing an increase of 20.4% over that of last year. Moreover, the latter half of a year is always the peak season for the shipping industry. The persistent increase of China Export Container Freight Index ("CCFI") this year further indicates persistent demand growth.

The Group has strategically expanded its fleet when the container shipping industry was in a cyclical downturn between 2000 and 2002 by ordering a total of 33 vessels for purchase and time charter. These vessels have been or will be delivered at a time when the container shipping market is starting to recover or when recovery is expected to continue. In the second half of 2004, 7 newly built or time chartered vessels will be delivered and put into operation, out of which 2 vessels are 5688 TEU and 5 vessels are 8468 TEU. It is expected that the Group's fleet will reach 270,214 TEU or over as a result of the net increase in capacity by the end of this year, rising by about 36.1 % over that as at the end of 2003. As these vessels were ordered or leased in the cyclical downturn, the Group is able to increase its capacity at a relatively low cost, allowing it to take advantage of the business opportunities in the shipping industry, where demand is expected to outstrip supply.

Moreover, the Group built or leased certain containers earlier at the favorable time when steel and leased container prices were relatively low. They are believed to be able to satisfy the Group's demands in the traditional peak season of the container shipping industry in the second half of the year. Furthermore, about 66.7% of the Group's fixed-price fuel contract remain unused, which is expected to efficiently control the fuel costs of the Group.

In the second half of the year, the Group continues to focus on the following tasks to pursue its yearly operating target:

1. To make use of the increased capacity of its trade lanes to further review the overall arrangement of trade lanes by utilizing the newly built and time chartered vessels; also, to give emphasis to adjust the capacity in the European, Mediterranean and Pacific trade lanes to match market conditions.

2. To enhance the Group's sales network in order to attract greater demand and prepare for the coming peak season.

3. To continue the cost controlling exercise, specifically by setting up special cost control teams to explore the potential of further controlling costs in fuel, container management, transshipment and port fees.

4. To shift the operations of major international shipping lanes to our wholly owned subsidiary, China Shipping Container Lines (Hong Kong) Company Limited, in order to further decrease operating expenses and enhance profitability.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

The Group's principal sources of cash inflow are operations, listing proceeds and bank loans. The Group's major cash outflow have been operating costs, loan repayment and funding of new vessels. During the six months ended 30th June, 2004, the Group generated a net operating cash inflow of approximately RMB 2,022,983,000, and the Group had a cash balance of RMB 8,620,074,000 as at 30th June, 2004.

As at 30th June, 2004, the Group's total bank loans were RMB 8,241,222,000. The maturity profile spreads over a period between 2004 and 2015, with RMB 3,837,612,000 repayable within one year, RMB 445,030,000 between one to two years, RMB 1,795,130,000 between two to five years, and RMB 2,163,450,000 over five years. The Group's long-term bank loans are mainly used to fund the purchase of new vessels.

As at 30th June, 2004, several container vessels in the amount of RMB 4,294,532,000 (31st December, 2003: RMB 3,109,502,000) have been pledged against long term bank loans of the Group.

As at 30th June, 2004, the Group's obligations under finance lease amounted to RMB 1,859,535,000, with lease expiry periods ranging from years 2004 to 2013. The amount repayable within one year amounted to RMB 367,008,000 and those repayable between one to two years amounted to RMB 369,941,000. The amount repayable between two to five years amounted to RMB 782,662,000 and those over five years amounted to RMB 339,924,000. All the finance leases are arranged for container leasing.

As at 30th June, 2004, the net debt/equity ratio of the Group (i.e. the ratio of net debt over shareholders' equity) was 12.3%, which is lower than the 178.0 % figure on 31st December, 2003. The main reasons for such decrease are the increase in current assets arising from proceeds from listing and profits in the first half of the year.

As at 30th June, 2004, the Group had loans in the amount of RMB 6,028,640,000 at fixed interest rates and loans in the amount of USD 267,220,000 at floating rates. The loans are primarily denominated in Renminbi and US dollars while its cash and cash equivalents are held in the same currencies.

It is expected that funding requirements of daily operations and capital expenditure can be met by the listing proceeds and the internal cash flow of the Group. The Directors will review the operating cash flow of the Group from time to time and will consider repaying certain bank loans by cash from time to time. It is the intention of the Group to optimize the mix of equity and debt for an efficient capital structure.

FOREIGN EXCHANGE RISK AND HEDGING

Most of the revenue and expenditure of the Group are denominated in US dollars. During the Period, the Group has not experienced any material difficulties or effects on its operation or liquidity as a result of fluctuations in currency exchange rate. The Directors believe that the Group will have sufficient foreign exchange to meet its foreign exchange requirements. During the Period, the Group did not use any financial instrument for hedging purposes.

CAPITAL COMMITMENT

As at 30th June, 2004, the Group had contracted but not provided for a capital commitment of approximately RMB 5,968,097,000 for vessels under construction. The Group was also committed to an additional capital injection into a subsidiary of approximately RMB 500,000,000. The commitment for the purchase of bunkers which the Group had contracted but not provided for amounted to approximately RMB 536,917,000. Furthermore, the Group had lease commitments of about RMB 43,562,000 for land and buildings and RMB 11,583,207,000 for vessels chartered-in and containers under operating leases within five years.

CONTINGENT LIABILITIES

As at 30th June, 2004, the Group did not have any material contingent liabilities.

SHARE CAPITAL

As at 30th June, 2004, the share capital of the Company was as follows:

Type of shares	Number of shares in issue	Percentage (%)
Domestic shares	3,610,000,000	59.87
H shares	2,420,000,000	40.13
Total	6,030,000,000	100.00

DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS

As at 30th June, 2004, none of the directors, supervisors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO")) (i) as recorded in the register required to be kept under Section 352 of the SFO; or (ii) as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Company's directors).

SHAREHOLDINGS OF OTHER SHAREHOLDERS WITH NOTIFIABLE INTERESTS

As at 30th June, 2004, the following persons (other than a director, supervisor or chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder	Class of shares	Number of shares /underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
China Shipping (Group) Company	Domestic shares	3,610,000,000 (Long position)	Beneficial owner	100%	59.87%
BNP Paribas S.A.	H shares	718,045,000 (Long position)	Interest of controlled corporation	29.67%	11.91%
Morgan Stanley (Note 1)	H shares	366,400,000 (Long position)	Interest of controlled corporation	15.14%	6.08%
Morgan Stanley Capital Management, LLC (Note 1)	H shares	366,400,000 (Long position)	Interest of controlled corporation	15.14%	6.08%
Morgan Stanley Domestic Capital Inc. (Note 1)	H shares	366,400,000 (Long position)	Interest of controlled corporation	15.14%	6.08%
Morgan Stanley International Incorporated (Note 1)	H shares	366,400,000 (Long position)	Interest of controlled corporation	15.14%	6.08%
Morgan Stanley Group (Europe) (Note 2)	H shares	366,000,000 (Long position)	Interest of controlled corporation	15.12%	6.07%
Morgan Stanley International Limited (Note 2)	H shares	366,000,000 (Long position)	Interest of controlled corporation	15.12%	6.07%
Morgan Stanley UK Group (Note 2)	H shares	366,000,000 (Long position)	Interest of controlled corporation	15.12%	6.07%
Morgan Stanley & Co International Limited (Note 2)	H shares	366,000,000 (Long position)	Beneficial owner	15.12%	6.07%
Li Ka-Shing (Note 3)	H shares	362,637,000 (Long position)	Interest of controlled corporation and founder of a discretionary trust	14.98%	6.01%
Li Ka-Shing Unity Trustee Company Limited (Note 3)	H shares	362,637,000 (Long position)	Trustee	14.98%	6.01%
Li Ka-Shing Unity Trustcorp Limited (Note 3)	H shares	362,637,000 (Long position)	Trustee and beneficiary of a trust	14.98%	6.01%
Li Ka-Shing Unity Trustee Corporation Limited (Note 3)	H shares	362,637,000 (Long position)	Trustee and beneficiary of a trust	14.98%	6.01%
Cheung Kong (Holdings) Limited (Note 3)	H shares	362,637,000 (Long position)	Interest of controlled corporation	14.98%	6.01%
Hutchison Whampoa Limited (Note 4)	H shares	241,758,000 (Long position)	Interest of controlled corporation	9.99%	4.01%
Hutchison International Limited (Note 4)	H shares	241,758,000 (Long position)	Beneficial owner	9.99%	4.01%

Note 1: The 366,400,000 shares referred to herein is the same batch of shares.

Note 2: The 366,000,000 shares referred to herein is the same batch of shares, which forms part of the 366,400,000 shares referred to in Note 1.

Note 3: The 362,637,000 shares referred to herein is the same batch of shares.

Note 4: Hutchison International Limited is a wholly owned subsidiary of Hutchison Whampoa Limited. The 241,758,000 shares referred to herein is the same batch of shares, which forms part of the 362,637,000 shares referred to in Note 3.

PURCHASE, SALE AND REDEMPTION OF SHARES

During the period from 16th June, 2004 (being the date of listing of the Company) to the date of this report, the Company has not redeemed any of its listed shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed shares in the aforesaid period.

INTERIM DIVIDENDS

The Board of Directors does not recommend the payment of any interim dividend for the six months ended 30th June, 2004.

EMPLOYMENT, TRAINING AND DEVELOPMENT

As at 30th June, 2004, the Group employed over 2,800 personnel and for the six months ended 30th June, 2004, the total amount of remuneration paid to Group employees was about RMB 196,600,000. In addition, the Group has signed contracts with a number of affiliates of China Shipping (Group) Company, which would provide a total of about 3,000 crew members to the Group. These crew members mainly work on the self-owned or bare-boat chartered vessels.

The remuneration of the Group's employees consists of basic salary as well as other allowances and performance bonuses. Bonuses are awarded to employees based on their performance. This performance bonus plan is aimed to establish a close link between the financial interests of the Group's employees and a number of business performance indices. Such indices may include (but not limited to) the profit target of the Group.

The details of the performance bonus plan may vary amongst employees within the Group. The Company is currently in the process of laying down a few performance indices of which its subsidiaries are required to achieve. The subsidiaries of the Company have the right to formulate their own performance remuneration policy in accordance with local circumstances.

AUDIT COMMITTEE

The Company has established an audit committee pursuant to a resolution of the Directors passed on 4th March, 2004 in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules. The audit committee consists of two independent non-executive Directors, namely Mr. Gu Nianzu and Mr. Wang Zongxi, and one non-executive Director, Mr. Wang Daxiong. The primary duties of the audit committee are to review the completeness of the Group's financial reports, annual reports and interim reports and to examine the Company's financial and internal controls. The unaudited interim financial statements for the six months ended 30th June, 2004 have been reviewed by the audit committee.

COMPLIANCE WITH THE CODE OF BEST PRACTICE AND THE MODEL CODE

The Board of Directors is pleased to confirm that none of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during the Period, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

The Company has adopted a code of conduct regarding directors' and supervisors' securities transactions on terms no less exacting than the required standard as set out in the Model Code. The Company confirms, having made specific enquiries of all its directors and supervisors, that its directors and supervisors have complied with the required standard as set out in the Model Code.

By Order of the Board of Directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
24th August, 2004

As at the date of this report, the Company has in total 10 directors, namely Mr. Li Kelin and Mr. Jia Hongxiang (who are executive directors), Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun (who are non-executive directors), and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven (who are independent non-executive directors).

Condensed Consolidated Profit and Loss Account

for the six months ended 30th June, 2004

		Unaudited Six months ended 30th June,	
		2004	2003
	Note	**RMB'000**	RMB'000
Turnover	2	**9,894,306**	6,390,514
Operating costs	3	**(7,542,099)**	(5,695,731)
Gross profit		**2,352,207**	694,783
Administrative and general expenses		**(148,971)**	(90,268)
Operating profit	4	**2,203,236**	604,515
Net financing charges	5	**(267,735)**	(216,429)
Share of profits less losses of associated companies		**4,130**	3,988
Profit before taxation		**1,939,631**	392,074
Taxation	6	**(407,936)**	3,129
Profit after taxation		**1,531,695**	395,203
Minority interests		**(7,140)**	(4,602)
Profit attributable to shareholders		**1,524,555**	390,601
Special dividend to ultimate holding company	8	**(326,201)**	—
Basic earnings per share	7	**RMB 0.38**	RMB 0.14

Condensed Consolidated Balance Sheet

as at 30th June, 2004

	Note	Unaudited 30th June, 2004 RMB'000	Audited 31st December, 2003 RMB'000
Non-current assets			
Fixed assets	9	**12,789,328**	9,087,847
Deferred tax assets		**88,212**	87,559
Investments in associated companies		**49,358**	46,343
Total non-current assets		**12,926,898**	9,221,749
Current assets			
Bunkers, at cost		**239,095**	195,041
Trade and notes receivables	10	**2,943,003**	2,360,967
Prepayments and other receivables		**476,298**	221,889
Bank balances and cash		**8,620,074**	1,484,464
Total current assets		**12,278,470**	4,262,361
Current liabilities			
Trade and notes payables	11	**1,413,445**	1,484,173
Accruals and other payables		**1,022,364**	373,593
Income tax payable		**292,441**	16,486
Special dividend to ultimate holding company	8	**326,201**	—
Amount due to ultimate holding company		**—**	77,459
Short-term bank loans		**3,062,582**	1,389,720
Long-term bank loans - current portion	12	**775,030**	387,515
Finance lease obligations - current portion	13	**367,008**	334,232
Total current liabilities		**7,259,071**	4,063,178
Net current assets		**5,019,399**	199,183
Total assets less current liabilities		**17,946,297**	9,420,932
Representing:			
Shareholder's equity			
Capital	14	**6,030,000**	3,801,050
Reserves	15	**5,971,477**	(174,361)
Total shareholders' equity		**12,001,477**	3,626,689
Minority interests		**48,683**	41,543
Non- current liabilities			
Long-term bank loans	12	**4,403,610**	4,232,772
Finance lease obligations	13	**1,492,527**	1,519,928
Total non-current liabilities		**5,896,137**	5,752,700
		17,946,297	9,420,932

Condensed Consolidated Statement of Changes in Equity

for the six months ended 30th June, 2004

	Note	Unaudited Six months ended 30th June, 2004 RMB'000	 2003 RMB'000
Total equity at beginning of the period		**3,626,689**	199,488
Net proceeds from issuing H shares upon listing	14/15	**7,176,434**	—
Profit for the period		**1,524,555**	390,601
Special dividend to ultimate holding company	8	**(326,201)**	—
Total equity as at end of the period		**12,001,477**	590,089

Condensed Consolidated Cash Flow Statement

for the six months ended 30th June, 2004

	Unaudited	
	Six months ended 30th June,	
	2004	2003
	RMB'000	RMB'000
Net cash generated from operating activities	2,022,983	1,088,955
Net cash used in investing activities	(3,796,510)	(1,618,830)
Net cash generated from financing activities	8,909,137	593,557
Net increase in cash and cash equivalents	7,135,610	63,682
Cash and cash equivalents at 1st January	1,484,464	515,271
Cash and cash equivalents at 30th June	8,620,074	578,953
Analysis of balances of cash and cash equivalents		
Bank balances and cash	8,620,074	578,953

Notes to Condensed Accounts

1. BASIS OF PREPARATION

The Company was established in the People's Republic of China (the "PRC") on 28th August, 1997 as a company with limited liability under the Company Law of the PRC. On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC (the "Transformation") by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each. The Company's H shares (the "Share Issue") have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Main Board") since 16th June, 2004.

Pursuant to a group reorganisation (the "Reorganisation") as detailed in Section 2 of Appendix VIII to the Company's prospectus dated 4th June, 2004 (the "Prospectus"), the Company acquired the entire issued share capital of China Shipping Container Lines (Hong Kong) Co., Ltd ("CS Hong Kong") and China Shipping Container Lines (Asia) Co., Ltd ("CS Asia") from a fellow subsidiary on 15th October, 2003. The Reorganisation is accounted for using merger accounting as permitted by Hong Kong Statement of Standard Accounting Practice ("SSAP") 27 "Accounting for group reconstructions" issued by the Hong Kong Society of Accountants ("HKSA").

These unaudited condensed consolidated accounts ("Condensed Accounts") have been prepared in accordance with SSAP 25, "Interim financial reporting" issued by the HKSA.

The accounting policies and methods of computation used in the preparation of these Condensed Accounts are consistent with those used in and should be read in conjunction with the accountants' report as contained in Appendix I to the Prospectus.

2. TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed and business tax, where applicable.

	Unaudited Six months ended 30th June,	
	2004	2003
	RMB'000	RMB'000
Turnover		
Liner	**9,820,689**	6,271,167
Chartering	**73,617**	119,347
	9,894,306	6,390,514

2. TURNOVER AND SEGMENT INFORMATION (continued)

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Primary Reporting Format - Business Segments

The Group's business is organised into two main business segments: liner and chartering. The Group's business is dominated by provision of liner service. The chartering business is of insufficient size to be reported separately.

Secondary Reporting Format - Geographical Segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes include America, Europe/Mediterranean, Australia, East and Southeast Asia, China domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under SSAP 26 "Segment reporting". Accordingly, geographical segment information is only presented for turnover:

	Unaudited	
	Six months ended 30th June,	
	2004	2003
	RMB'000	RMB'000
Turnover		
America	**3,781,283**	2,803,718
Europe/Mediterranean	**3,455,067**	1,823,254
Australia	**507,633**	237,747
East and Southeast Asia	**607,516**	608,844
China domestic	**787,976**	509,804
Others	**754,831**	407,147
	9,894,306	6,390,514

3. OPERATING COSTS

	Unaudited Six months ended 30th June, 2004 RMB'000	2003 RMB'000
Operating costs		
Container and cargo	**3,375,684**	2,505,663
Vessel and voyage	**2,809,855**	2,264,446
Sub-route and others	**1,356,560**	925,622
	7,542,099	5,695,731

4. OPERATING PROFIT

Operating profit is stated after charging the following:

	Unaudited Six months ended 30th June, 2004 RMB'000	2003 RMB'000
Charging:		
Cost of bunkers consumed	**1,148,969**	936,450
Depreciation:		
— Owned container vessels chartered-out under operating leases	**4,330**	5,860
— Other owned assets	**167,080**	81,069
— Containers under finance leases	**170,479**	143,971
	341,889	230,900
Loss on disposal of fixed assets	**21**	14
Operating lease rental:		
— Container vessels	**962,818**	987,938
— Containers	**182,867**	189,733
— Buildings	**6,663**	5,246
	1,152,348	1,182,917

5. NET FINANCING CHARGES

	Unaudited Six months ended 30th June, 2004 RMB'000	2003 RMB'000
Interest expenses:		
— bank loans	**169,762**	127,382
— amount due to ultimate holding company wholly repayable within five years	**—**	37,535
— finance lease obligations	**129,308**	137,607
Total interest expenses	**299,070**	302,524
Less: amount capitalised in vessels under construction	**(46,542)**	(79,792)
	252,528	222,732
Interest income	**(2,839)**	(2,333)
Bank charge	**1,603**	420
Foreign exchange loss/(gain)	**16,443**	(4,390)
	267,735	216,429

6. TAXATION

	Unaudited Six months ended 30th June, 2004 RMB'000	2003 RMB'000
Current income tax		
— PRC enterprise income tax (note(ii))	**400,585**	2,778
— Hong Kong profits tax (note(i))	**6,889**	1,118
Deferred tax	**(653)**	(7,990)
Share of taxation attributable to associated companies	**1,115**	965
	407,936	(3,129)

6. TAXATION (continued)

notes:

(i) Hong Kong Profits Tax

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profits for six months ended 30th June, 2004 (2003: 17.5%).

(ii) PRC Enterprise Income Tax ("EIT")

Pursuant to notifications issued by the State Tax Bureau 國家稅務總局 on 17th July, 2003, China Shipping (Group) Company, the ultimate holding company of the Company, and its approved subsidiaries established in the PRC were assessed for EIT on a consolidation basis and each of them is not assessed individually for the year ended 31st December, 2003 (the Company and its approved subsidiaries included herein are collectively referred to as the "Tax Entities").

For the six months ended 30th June, 2003 and the year ended 31st December, 2003, China Shipping (Group) Company recorded consolidated taxable losses and was not subject to EIT. China Shipping (Group) Company did not allocate any EIT to the Tax Entities. Accordingly, there was neither EIT payable nor unutilised taxable losses retained by any of the Tax Entities as at 30th June, 2003 and 31st December, 2003. The EIT charged to the consolidated profit and loss account for the six months ended 30th June, 2003 represented EIT at a rate of 33% on the estimated taxable income of the remaining subsidiaries established in the PRC which were subject to individual EIT filing.

In 2004, EIT is computed according to the relevant laws and regulations in the PRC. The EIT rate applicable to the Company during the period from 1st January, 2004 to 2nd March, 2004 was 33%. On 3rd March, 2004 the Company was transformed into a joint stock limited company under the Company Law of the PRC and was registered in the Pudong New Area. According to the relevant laws and regulations, the EIT rate applicable to the Company from 3rd March, 2004 onwards is 15%.

Pursuant to relevant EIT regulations, the foreign incomes of a Chinese enterprise derived through its wholly owned overseas subsidiaries should be consolidated into the Chinese enterprise's own taxable income for assessing relevant EIT. The relevant EIT payable for such foreign incomes should be computed at the rate determined by the relevant laws and regulations. At the same time, the foreign income taxes paid relating to the foreign incomes could be utilized as foreign tax credit when computing the EIT payable, subject to relevant restrictions calculated according to relevant tax regulations. Since CS Hong Kong and CS Asia are 100% held by the Company, therefore their profits derived should be consolidated into that of the Company for EIT purpose.

7. EARNINGS PER SHARE

Basic earnings per share is calculated based on the Group's profit attributable to shareholders of RMB 390,601,000 and RMB 1,524,555,000 for the six months ended 30th June, 2003 and 2004 respectively, and the weighted average number of 2,801,050,000 and 4,001,456,593 shares in issue for each of the periods respectively.

Diluted earnings per share has not been presented as the Company has no dilutive potential ordinary shares during the periods.

8. SPECIAL DIVIDEND TO ULTIMATE HOLDING COMPANY

In accordance with the "Provisional Regulation relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment", which was issued by the Ministry of Finance and became effective from 27th August, 2002, the Company is required to distribute to China Shipping (Group) Company the Company's net profit for the period from 1st November, 2003 (being the first day after the date of the valuation of the assets of the Company) to 2nd March, 2004 (being the day immediately prior to the conversion of the Company into a joint stock limited company) (the "Special Period"), determined in accordance with Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises of the PRC, payable out of the Company's internal resources and/or cash generated from the Company's operating activities (the "Profit Appropriation"). Holders of H Shares are not entitled to participate in the distribution arising from the Profit Appropriation.

The Company has engaged BDO Zhong Hua Certified Public Accountants上海眾華滬銀會計師事務所 to perform a special audit on the Special Period to determine the profit for the Special Period for distribution to China Shipping (Group) Company. According to the audited financial statements, the profit before taxation for the Special Period amounted to RMB 480,099,000. As the approval for consolidation tax filing for 2004 has not yet been obtained, income tax of RMB 153,898,000 based on 33% on the profit of the period from 1st January, 2004 to 2nd March 2004 has been provided for.

9. FIXED ASSETS

	Unaudited			
	Container vessels, vessels under construction, and improvements on vessels under operating leases	Containers	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Cost				
At 1st January, 2004	8,238,775	2,664,346	177,850	11,080,971
Addition	3,680,107	172,041	198,744	4,050,892
Acquisition from fellow subsidiaries	—	—	940	940
Disposal	(14,525)	—	(719)	(15,244)
At 30th June, 2004	11,904,357	2,836,387	376,815	15,117,559
Accumulated depreciation and impairment losses				
At 1st January, 2004	868,517	1,074,385	50,222	1,993,124
Charge for the period	161,328	170,555	10,006	341,889
Acquisition from fellow subsidiaries	—	—	923	923
Disposal	(7,303)	—	(402)	(7,705)
At 30th June, 2004	1,022,542	1,244,940	60,749	2,328,231
Net Book Value				
At 30th June, 2004	10,881,815	1,591,447	316,066	12,789,328

10. TRADE AND NOTES RECEIVABLES

	As at 30th June, 2004 (unaudited) RMB'000	As at 31st December, 2003 (audited) RMB'000
Trade receivables		
— Fellow subsidiaries	**1,701,395**	1,164,643
— Others	**1,160,500**	1,136,919
	2,861,895	2,301,562
Notes receivables	**81,108**	59,405
	2,943,003	2,360,967

The aging analysis of trade and notes receivables is as follows:

	As at 30th June, 2004 (unaudited) RMB'000	As at 31st December, 2003 (audited) RMB'000
1 to 3 months	**2,776,181**	2,133,924
4 to 6 months	**165,335**	298,628
7 to 9 months	**117,425**	43,045
10 to 12 months	**12,533**	12,613
1 to 2 years	**—**	1,228
	3,071,474	2,489,438
Less: provision for doubtful receivables	**(128,471)**	(128,471)
	2,943,003	2,360,967

Credit Policy

Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

11. TRADE AND NOTES PAYABLES

	As at 30th June, 2004 (unaudited) RMB'000	As at 31st December, 2003 (audited) RMB'000
Trade payables		
— Fellow subsidiaries	**219,864**	200,591
— Others	**1,159,581**	766,964
	1,379,445	967,555
Notes payables	**34,000**	516,618
	1,413,445	1,484,173

The aging analysis of trade and notes payables is as follows:

	As at 30th June, 2004 (unaudited) RMB'000	As at 31st December, 2003 (audited) RMB'000
1 to 3 months	**1,361,900**	1,225,794
4 to 6 months	**44,620**	221,933
7 to 9 months	**6,925**	20,727
10 to 12 months	**—**	15,554
1 to 2 years	**—**	165
	1,413,445	1,484,173

12. LONG-TERM BANK LOANS

	As at 30th June, 2004 (unaudited) RMB'000	As at 31st December, 2003 (audited) RMB'000
Not wholly repayable within five years		
— Secured	**5,178,640**	4,197,174
— Unsecured	**—**	423,113
	5,178,640	4,620,287
Less: amount repayable within one year included in current liabilities	**(775,030)**	(387,515)
	4,403,610	4,232,772

	As at 30th June, 2004 (unaudited) RMB'000	As at 31st December, 2003 (audited) RMB'000
Long-term bank loans		
Within one year	**775,030**	387,515
After one year but within two years	**445,030**	481,462
After two year but within five years	**1,795,130**	1,626,467
After five years	**2,163,450**	2,124,843
	5,178,640	4,620,287

As at 30th June, 2004, the Group's long-term bank loans were secured by certain container vessels of the Group with carrying value of approximately RMB 4,294,532,000 (31st December, 2003: RMB 3,109,502,000).

13. FINANCE LEASE OBLIGATIONS

	Unaudited As at 30th June, 2004		
	Minimum lease payment RMB'000	Finance charges RMB'000	Net present value of minimum lease payment RMB'000
Finance lease obligations			
No later than one year	**596,842**	**229,834**	**367,008**
Later than one year and not later than two years	**546,159**	**176,218**	**369,941**
Later than two years and not later than five years	**1,050,476**	**267,814**	**782,662**
Later than five years	**411,479**	**71,555**	**339,924**
	2,604,956	**745,421**	**1,859,535**
Less: no later than one year (current portion)	**(596,842)**	**(229,834)**	**(367,008)**
	2,008,114	**515,587**	**1,492,527**

	Audited As at 31st December, 2003		
	Minimum lease payment RMB'000	Finance charges RMB'000	Net present value of minimum lease payment RMB'000
Finance lease obligations			
No later than one year	565,075	230,843	334,232
Later than one year and not later than two years	564,787	178,453	386,334
Later than two years and not later than five years	1,029,970	259,714	770,256
Later than five years	418,396	55,058	363,338
	2,578,228	724,068	1,854,160
Less: no later than one year (current portion)	(565,075)	(230,843)	(334,232)
	2,013,153	493,225	1,519,928

The above finance lease obligations relate to containers leased from a fellow subsidiary. Interest is charged on the outstanding balances at 16% (2003: 16%) per annum.

14. CAPITAL

	Unaudited			
	Registered capital	Domestic shares of RMB 1 each	H shares of RMB 1 each (note(ii))	Total
	RMB'000	RMB'000	RMB'000	RMB'000
At 1st January, 2003	2,801,050	—	—	2,801,050
Capital injection	1,000,000	—	—	1,000,000
At 31st December, 2003	3,801,050	—	—	3,801,050
Upon Transformation (note(i)) by conversion of:				
— reserves	—	28,950	—	28,950
— registered capital	(3,801,050)	3,801,050	—	—
Sales of domestic shares by ultimate holding company and conversion into H shares upon listing	—	(220,000)	220,000	—
Issue of new H shares pursuant to Share Issue	—	—	2,200,000	2,200,000
At 30th June, 2004	—	3,610,000	2,420,000	6,030,000

notes:

(i) On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each.

(ii) On 16th June, 2004, the Company's H shares were issued and have been listed on the Main Board.

15. RESERVES

	Capital surplus RMB'000	Statutory surplus reserve (note(ii)) RMB'000	Statutory public welfare fund (note(ii)) RMB'000	Share issuance costs RMB'000	(Accumulated losses) / Retained earnings RMB'000	Total RMB'000
			Unaudited			
At 1st January, 2004	1,051,886	10,095	10,019	(4,519)	(1,241,842)	(174,361)
Transfer of reserve to share capital upon Transformation (note(i))	(1,155,592)	(10,095)	(10,019)	—	1,146,756	(28,950)
Issue of new H shares	5,211,106	—	—	—	—	5,211,106
Share issuance costs incurred for the period	—	—	—	(234,672)	—	(234,672)
Transfer from share issuance costs to capital surplus	(239,191)	—	—	239,191	—	—
Profit for the period	—	—	—	—	1,524,555	1,524,555
Special dividend to ultimate holding company (note 8)	—	—	—	—	(326,201)	(326,201)
At 30th June, 2004	4,868,209	—	—	—	1,103,268	5,971,477

	Capital Surplus RMB'000	Statutory surplus reserve (note(ii)) RMB'000	Statutory public welfare fund (note(ii)) RMB'000	(Accumulated losses) / Retained earnings RMB'000	Total RMB'000
			Unaudited		
At 1st January, 2003	3,038	366	290	(2,605,256)	(2,601,562)
Profit for the period	—	—	—	390,601	390,601
At 30th June, 2003	3,038	366	290	(2,214,655)	(2,210,961)

notes:

(i) On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31st October, 2003 amounted to RMB 3,801,050,000 and RMB 28,950,000 respectively into 3,830,000,000 shares (note 14) of RMB1 each.

(ii) Transfers to statutory surplus reserve and statutory public welfare fund from profit for the period are to be made at the end of each financial year in accordance with the articles of association of the Company.

16. COMMITMENTS

a. Capital Commitments

As at 30th June, 2004, the Group had the following significant capital commitments which were not provided for in the balance sheet:

	As at 30th June, 2004 (unaudited) RMB'000	As at 31st December, 2003 (audited) RMB'000
Contracted but not provided for:		
— Additional capital injection into a subsidiary	**500,000**	—
— Vessels under construction	**5,968,097**	6,373,195
	6,468,097	6,373,195

b. Purchase Commitments

As at 30th June, 2004, the Group had the following significant purchase commitments of bunkers which were not provided for in the balance sheet:

	As at 30th June, 2004 (unaudited) RMB'000	As at 31st December, 2003 (audited) RMB'000
Contracted but not provided for:		
— Purchase of bunkers	**536,917**	805,375

16. COMMITMENTS (continued)

c. Lease Commitments

As at 30th June, 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	As at 30th June, 2004 (unaudited) RMB'000	As at 31st December, 2003 (audited) RMB'000
Land and buildings:		
— Within one year	**12,663**	11,294
— After one year but within five years	**30,899**	27,239
	43,562	38,533
Vessels chartered-in and containers under operating leases:		
— Within one year	**2,912,298**	2,942,707
— After one year but within five years	**8,670,909**	8,835,086
	11,583,207	11,777,793
	11,626,769	11,816,326

17. CONTINGENT LIABILITIES

As at 30th June, 2004, the Group had no significant contingent liabilities.

18. SIGNIFICANT RELATED PARTY TRANSACTIONS

Significant related party transactions, which were carried out in the ordinary course of the Group's business are as follows:

	Unaudited Six months ended 30th June,	
	2004	2003
	RMB'000	RMB'000
Revenue:		
Information technology services	**2,295**	4,920
Lease of containers	**1,563**	1,070
Liner services	**377,383**	453,773
Expense:		
Interest expenses	**—**	37,535
Interest element of finance lease obligations in connection with lease of containers	**129,308**	137,607
Lease of chassis	**14,396**	8,665
Lease of properties	**7,203**	4,791
Cargo and liner agency services	**205,355**	133,487
Container management services	**216,501**	276,842
Time charter services	**144,762**	165,052
Bareboat charter services	**21,652**	46,726
Ship repair services	**31,259**	13,686
Supply of fresh water, vessel fuel, lubricants, spare parts and other materials	**125,042**	132,121
Depot services	**3,686**	8,302
Information technology services	**6,076**	7,206
Provision of motor vehicles	**438**	285
Provision of crew members	**41,657**	41,103
Loading and unloading services	**243,288**	224,321
Sub-route services	**—**	17,544
Ground container transport costs	**20,703**	2,814

In the opinions of the directors of the Company, the above transactions with related parties were conducted in the ordinary course of business at normal commercial terms.

目 錄

頁數

公司資料

董事

執行董事

李克麟先生
賈鴻祥先生

非執行董事

李紹德先生
張建華先生
王大雄先生*
王湘雲先生

獨立非執行董事

胡漢湘先生
顧念祖先生*
汪宗熙先生*
林兆偉先生

* *審核委員會成員*

監事

姚作芝先生
趙士江先生
張榮標先生
王修平先生
華民先生
潘英麗女士

公司秘書

葉宇芒先生

合資格會計師

劉偉業先生

授權代表

李克麟先生
賈鴻祥先生

在中國的法定地址及主要營業地點

中國
上海
浦東新區
福山路450號
27樓
A、B、C及D室

香港營業地點

香港
皇后大道中99號
中環中心
69樓

核數師

羅兵咸永道會計師事務所

法律顧問

麥堅時律師行(香港及美國)
北京市競天公誠律師事務所(中國)

主要往來銀行

中國銀行
中國工商銀行
上海浦東發展銀行

香港H股過戶登記處

香港中央證券登記有限公司

本公司以其英文名稱「China Shipping Container Lines Company Limited」根據香港法例第三十二章公司條例第十一部登記為一間海外公司。

業績及業務摘要

截至二零零四年六月三十日止六個月業績

	二零零四年上半年 (人民幣元)	二零零三年上半年 (人民幣元)	變化
營業額	**9,894,306,000**	6,390,514,000	+54.8%
營運利潤	**2,203,236,000**	604,515,000	+264.5%
除税前利潤	**1,939,631,000**	392,074,000	+394.7%
每股基本盈利	**0.38**	0.14	+人民幣0.24(元)
毛利率	**23.8%**	10.9%	+12.9%
税前利潤率	**19.6%**	6.1%	+13.5%
淨負債率	**12.3%**	178.0%	−165.7%
	(於**2004.6.30**)	(於2003.12.31)	

業務摘要

- 貨物運載量於二零零四年上半年達1,697,018TEU，較二零零三年同期增長33.6%。
- 於二零零四年六月三十日之運載力較二零零三年六月三十日淨增加15.5%達217,300TEU。
- 平均外貿及內貿的單箱收入與去年同期比較分別增加16.7%及13.2%。
- 集團所採用的鎖定油價、控制存油、選擇油價相對較低的加油港等措施在油價屢創新高的環境下有效地控制成本，上半年累計節省燃油費約人民幣1.67億元。
- 上半年已有5條新造船共25,126TEU交付使用，而下半年亦將有7條新造船及期租船共53,716TEU交付使用，於二零零四年底之運載能力在計入淨增加後將達270,214TEU，預計能在航運業供不應求之情況下充分爭取商機。

CSCL

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited


CHINA SHIPPING LINE


CHINA SHIPPING LINE


CHINA SHIPPING

2004
中期報告書

中海集裝箱運輸股份有限公司(「本公司」)董事會欣然發表本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月(「本期間」)的未經審計的綜合業績，此中期業績已經由羅兵咸永道會計師事務所按照香港會計師公會頒佈的《核數準則》第七百號「審閱中期財務報告的委聘」進行了審閱。

截至二零零四年六月三十日止六個月，本集團實現營業收入為人民幣9,894,306,000元，較去年同期增加54.8%。二零零四年上半年除稅前利潤為人民幣1,939,631,000元，較去年同期上升394.7%。股東應佔利潤為人民幣1,524,555,000元，比去年同期上升290.3%。

管理層討論與分析

經營環境

全球經濟繼續保持二零零三年以來的增長趨勢，發展速度有所加快。歐盟、美國經濟均呈增長態勢，亞洲國家和地區經濟增長繼續在世界經濟增長中領跑，預計二零零四年全球經濟增長率將高於年初預期。

中國國民經濟上半年繼續保持了健康平穩的發展，隨著宏觀調控政策成效明顯、經濟走勢逐步明朗，經濟運行中不健康、不穩定因素亦得到有效控制。

全球集裝箱貨運市場表現旺盛，二零零四年第一季度起，集裝箱市場即表現出淡季不淡的局面，歐美航線遠東出口持續爆艙，澳洲、西南非等南北航線也保持旺盛的貨運需求，艙位緊張，運輸價格持續上揚，供求關係形勢樂觀。

業績分析

截至二零零四年六月三十日止六個月，本集團上半年的營業收入為人民幣9,894,306,000元，較去年同期增加人民幣3,503,792,000元，增幅為54.8%。上半年稅前利潤人民幣1,939,631,000元，較去年同期增長人民幣1,547,557,000元，增幅達394.7%。股東應佔利潤為人民幣1,524,555,000元，較去年同期股東應佔利潤增加人民幣1,133,954,000元，增幅為290.3%。本集團上半年之業績大幅增長，主要是由於自二零零三年底，新造船及期租船陸續投放使用，使運力大幅增加，以及公司管理層緊緊抓住航運市場帶來的商機，令完成箱量有可觀增長，並通過穩步提升運價、確保航線利潤增長；繼續擴大規模優勢；優化航線佈局；大力實施增收節支等一系列舉措的成功運作及出色的經營使然。由於本集團致力減低成本，本集團上半年稅前利潤率達19.6%，比去年同期稅前利潤率6.1%有明顯改善。

分航線完成箱量分析

主要市場	二零零四年上半年 (TEU)	二零零三年上半年 (TEU)	增幅
美洲	**414,696**	304,455	+36.2%
歐洲及地中海	**414,959**	317,145	+30.8%
澳洲	**74,219**	44,324	+67.5%
東亞及東南亞	**221,680**	200,533	+10.6%
中國國內	**511,078**	374,346	+36.5%
其他	**60,386**	29,810	+102.6%
合計	**1,697,018**	1,270,613	+33.6%

本集團上半年新開闢了歐洲二線(AEX2)、環球航線(RTW)、美西線(AAC)、美加(ANW)航線、澳洲二線(AANA)等多條國際班輪航線，令航線班期密度增加，班輪服務更加貼近市場。

成本分析

本集團上半年的運輸支出，與去年同期相比有一定的增加，主要是由於本集團新增運力的投放(新造船及租船的陸續交付使用)，令經營成本相對提升。上半年經營總成本共計人民幣7,542,099,000元，雖然比去年同期增長32.4%，但由於完成運載量的增加、外貿航線的增設及運費的增長，使成本增長幅度遠遠低於營業收入54.8%的增幅。

二零零四年上半年5艘新造船交付使用(2艘為4051TEU、2艘為5668TEU及1艘為5688TEU)，新造船的交付期均比原計劃有所提前，極大滿足了集裝箱航運市場不斷增長的需求。該等船舶投入營運，令本集團於二零零四年六月三十日在計入淨增加後之運載能力與二零零三年底相比增加達9.5%至217,300TEU，與去年同期相比，增加了15.5%。

自二零零四年伊始，油價迅速攀升，連創二十多年來之新高，本集團繼續採用鎖定油價、選擇油價相對較低的加油港、加油商以及船舶在保證班期的前提下以經濟航速行駛等措施控制燃油成本，上半年節省燃油費約合共人民幣167,000,000元。

本集團抓住鋼材市場價格及租箱價格相對較低的時機，自二零零三年底至二零零四年初，建造及租賃了約125,000TEU的集裝箱，其中65,000TEU已投入使用，有效地節省了箱管成本。與目前市場價格相比，減少投資或未來幾年的成本近45,000,000美元。

同時，本集團加強了對港口使費等商務管理成本的控制，以及對中轉港操作優化細化，效果十分明顯。

未來展望

由於歐美日等主要經濟體的復蘇好於預期，推動了全球經濟的增長，世界貿易也將隨之進入新一輪增長周期，預計全年集裝箱貿易量將增長9.8%。中國經濟繼續保持平衡較快增長，且經濟運行態勢良好。

隨著紡織品配額限制即將在世界範圍全面取消，佔有絕對優勢的中國紡織品出口量預計將大幅攀升。由於紡織品多以集裝箱運輸為主要運輸方式，此舉必將帶動中國集裝箱運輸市場的進一步趨旺。

二零零四年全年航運市場運力交付預計約670,000TEU，增長約9.5%，供需矛盾依然存在。雖然全球地區安全局勢、整體發展不平衡性、國際產業結構調整過程產生的新矛盾和油價持續高位等不確定因素仍然存在，但世界經濟發展的主流依然值得期望，預計二零零四年航運市場全年將是一個好年份。

本集團董事相信中國船運市場於二零零四年將會持續增長。中國交通部預計二零零四年中國集裝箱吞吐量將達57,000,000TEU，比去年增長20.4%。另外每年下半年均為行業旺季，而中國集裝箱運價指數(CCFI)於今年持續上升，進一步顯示需求的持續增長。

本集團在集裝箱運輸業於二零零零年至二零零二年周期性的低潮期，策略性地擴充船隊，積極訂購及期租船舶合共33艘,該等船舶均於或將於集裝箱航運市場向好期間交付。二零零四年下半年將有7艘新造及期租船舶交付使用，其中5688TEU 2艘、8468TEU的集裝箱船5艘。預計本集團至年底之運載能力在計入淨增加後將達270,214TEU以上，較二零零三年底增加36.1%。由於這些船舶是在周期性低潮時訂購或簽署租約，令本集團可以在較低的開拓成本下利用其新增之運載量，在航運業供不應求之情況下充分爭取商機。

此外，本集團利用鋼材市場價格及租箱價格相對較低的時機所建造及租賃的集裝箱，亦足以應對下半年集裝箱運輸市場旺季的到來；另外，有66.7%鎖定價格的燃油尚未使用，將可為本集團有效控制燃油成本。

下半年本集團將再接再厲，圍繞著全年經營目標，重點展開以下工作：

1. 利用將交付使用之新造船及期租船增加航線運力的投入，進一步調整航線的佈局。根據市場情況，重點調整歐洲、地中海及太平洋等航線運力方面的投入。

2. 加強本集團銷售網絡的攬貨力度，迎接旺季的到來。

3. 繼續深抓成本控制，通過成立專項成本控制小組繼續挖掘燃油、箱管、中轉操作、及港口使費等方面成本控制的潛力，以達到節支目的。

4. 將主要的國際航線逐步轉移至本集團的全資附屬公司中海集裝箱運輸(香港)有限公司經營，使本集團進一步降低營運成本，增加盈利水平。

流動資金，財政資源及資本架構

本集團流動資金的主要來源為來自經營業務的現金流量、發行新股份及向銀行借貸融資。本集團的現金主要用作營運成本、償還貸款及新建造船舶。截至二零零四年六月三十日止六個月，本集團的經營現金流入淨額為人民幣2,022,983,000元，本集團於二零零四年六月三十日持有銀行結餘現金為人民幣8,620,074,000元。

於二零零四年六月三十日，本集團的銀行借貸合計人民幣8,241,222,000元，到期還款期限分佈在二零零四年至二零一五年期間，需分別於一年內還款為人民幣3,837,612,000元，於一年至兩年還款為人民幣445,030,000元，於兩年至五年還款為人民幣1,795,130,000元及於五年後還款為人民幣2,163,450,000元。本集團的長期銀行貸款主要用作購買新船舶的融資。

於二零零四年六月三十日，本集團的長期銀行貸款以共值人民幣4,294,532,000元(二零零三年十二月三十一日人民幣3,109,502,000元)之若干集裝箱船舶作抵押。

於二零零四年六月三十日，本集團應付融資租賃款項合計人民幣1,859,535,000元，到期還款期限分佈在二零零四年至二零一三年期間，需分別於一年內還款為人民幣367,008,000元。於一年至兩年還款為人民幣369,941,000元，於兩年至五年還款為人民幣782,662,000元及於五年後還款人民幣339,924,000元。本集團的應付融資租賃款全部用作新集裝箱的租賃。

於二零零四年六月三十日，本集團的淨負債率(淨債務與股東權益之比率)為12.3%，較二零零三年十二月三十一日之178.0%為低。淨負債率下降的主要原因為上市所得款項使流動資產增加，以及上半年取得長足的盈餘。

於二零零四年六月三十日，本集團的定息借款為人民幣6,028,640,000元，以浮動利率借款為美元267,220,000元。本集團的借款以人民幣及美元結算，而其現金及現金等價物主要以人民幣及美元持有。

本集團預期日常的流動資金和資本開支等有關資金需要，均可由本集團的上市所得款項及內部現金流量應付。董事將不時檢討本集團營運的現金流量，在合適的時候會考慮以部分現金償還貸款。本集團計劃維持適當的股本及債務組合，以確保不時具備有效的資本架構。

外滙風險及有關對沖

本集團大部分收入及支出均以美元結算。於本期間，滙率波動並無對本集團的業務或營運資金帶來任何重大困難或任何重大影響。董事相信本集團將有足夠外滙，應付其未來的外滙需要。期內，本集團並無運用任何金融工具作對沖風險。

承擔

於二零零四年六月三十日，本集團就已訂約但未撥備之在建中船舶的資本承擔為人民幣5,968,097,000元，另就向附屬公司增資人民幣500,000,000元的資本承擔。而其就已訂約但未撥備之燃油購買承擔為人民幣536,917,000元。本集團就土地及房屋以及船舶及集裝箱五年內的經營租賃承擔分別為人民幣43,562,000元及11,583,207,000元。

或然負債

截至二零零四年六月三十日，本集團並無任何重大或然負債。

股本

於二零零四年六月三十日，本公司的股本如下：

股份類別	已發行股份數目	百分比 (%)
內資股	3,610,000,000	59.87
H股	2,420,000,000	40.13
合計	6,030,000,000	100.00

董事、監事及最高行政人員的權益

於二零零四年六月三十日，本公司各董事(「董事」)、監事及最高行政人員概無於本公司或任何相聯法團(定義見香港法例第571章證券及期貨條例(「證券及期貨條例」)第十五部所指的相聯法團)的股份、相關股份或債券證中擁有任何權益或淡倉而須(i)記錄於根據證券及期貨條例第352條須予備存的登記冊中；或(ii)根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十所載的《上市公司董事進行證券交易的標準守則》(「標準守則」)通知本公司及香港聯合交易所有限公司(有關規定被視為同樣適用於本公司的監事，適用程度一如本公司董事)。

其它持有須申報權益的股東的持股情況

於二零零四年六月三十日，除本公司董事、最高行政人員或監事以外，根據證券及期貨條例第336條而備存的登記冊中載錄如下人士於本公司的股份或相關股份中擁有權益或淡倉：

股東名稱	股份類別	持有股份／相關股份數量（股）	身份	佔有關股本類別之百分比	佔股本總數之百分比
中國海運（集團）總公司	內資股	3,610,000,000（好倉）	實益擁有人	100%	59.87%
BNP Paribas S.A.	H股	718,045,000（好倉）	受控公司權益	29.67%	11.91%
Morgan Stanley（附註1）	H股	366,400,000（好倉）	受控公司權益	15.14%	6.08%
Morgan Stanley Capital Management, LLC（附註1）	H股	366,400,000（好倉）	受控公司權益	15.14%	6.08%
Morgan Stanley Domestic Capital Inc.（附註1）	H股	366,400,000（好倉）	受控公司權益	15.14%	6.08%
Morgan Stanley International Incorporated（附註1）	H股	366,400,000（好倉）	受控公司權益	15.14%	6.08%
Morgan Stanley Group (Europe)（附註2）	H股	366,000,000（好倉）	受控公司權益	15.12%	6.07%
Morgan Stanley International Limited（附註2）	H股	366,000,000（好倉）	受控公司權益	15.12%	6.07%
Morgan Stanley UK Group（附註2）	H股	366,000,000（好倉）	受控公司權益	15.12%	6.07%
Morgan Stanley & Co International Limited（附註2）	H股	366,000,000（好倉）	實益擁有人	15.12%	6.07%
李嘉誠（附註3）	H股	362,637,000（好倉）	受控公司權益及酌情信託的成立人	14.98%	6.01%
Li Ka-Shing Unity Trustee Company Limited（附註3）	H股	362,637,000（好倉）	受託人	14.98%	6.01%
Li Ka-Shing Unity Trustcorp Limited（附註3）	H股	362,637,000（好倉）	受託人及信託的受益人	14.98%	6.01%
Li Ka-Shing Unity Trustee Corporation Limited（附註3）	H股	362,637,000（好倉）	受託人及信託的受益人	14.98%	6.01%
Cheung Kong (Holdings) Limited（附註3）	H股	362,637,000（好倉）	受控公司權益	14.98%	6.01%
Hutchison Whampoa Limited（附註4）	H股	241,758,000（好倉）	受控公司權益	9.99%	4.01%
Hutchison International Limited（附註4）	H股	241,758,000（好倉）	實益擁有人	9.99%	4.01%

附註1： 當中所指的366,400,000股股份，實為同一批股份。

附註2： 當中所指的366,000,000股股份，實為同一批股份，而該366,000,000股股份亦為附註1所指的366,400,000股股份的其中一部分。

附註3： 當中所指的362,637,000股股份，實為同一批股份。

附註4： Hutchison International Limited是Hutchison Whampoa Limited的全資附屬公司。 當中所指的241,758,000股股份，實為同一批股份，而該241,758,000股股份亦為附註3所指的362,637,000股股份的其中一部分。

購買、出售或贖回股份

自二零零四年六月十六日上市以來，直至本文日期止，本公司並無贖回任何股份。本公司或其任何附屬公司於同期內並無購買或出售本公司任何股份。

中期股息

董事會不建議就截至二零零四年六月三十日止六個月派付中期股息。

僱用、培訓及發展

於二零零四年六月三十日，本集團共有超過2,800名員工，截至二零零四年六月三十日止六個月，本集團員工薪酬總額約為人民幣196,600,000元。另外本集團與多間中國海運（集團）總公司的附屬公司訂有合約，它們向本集團提供合共約3,000名船員，主要用於自有及光租船舶上。

本集團的員工酬金包括基本薪酬及其它津貼及表現花紅。本集團為其員工採納一項表現掛鈎花紅計劃。該計劃專為將本集團員工的財務利益與若干業務表現指標掛鈎。該等指標可能包括（但不限於）本集團的目標利潤。

本集團員工的表現掛鈎花紅計劃細則各有不同。本公司現時分別對其各附屬公司設定須達到的若干表現指標。本公司各附屬公司有酌情權按當地的情況，制定本身的詳細表現酬金政策。

審核委員會

本公司符合上市規則附錄十四所載的《最佳應用守則》的規定，根據董事於二零零四年三月四日通過的決議案，成立審核委員會。審核委員會由兩名獨立非執行董事顧念祖先生及汪宗熙先生，以及非執行董事王大雄先生組成。審核委員會的主要職責為監察本集團的財務報告、年報及中期報告的完整性，檢討本公司財務監控及內部監控程序。截至二零零四年六月三十日止六個月的未經審核中期財務報表已經由該審核委員會審閱。

符合上市規則的《最佳應用守則》及《標準守則》

董事會欣然確認，概無董事知悉有任何資料合理地顯示，本集團於期內任何時候未有遵守上市規則附錄十四所載的《最佳應用守則》。

本公司就董事及監事的證券交易，已經採納一套不低於上市規則附錄十所載的標準守則作為董事及監事的標準行為守則。在向所有董事及監事作出特定查詢後，本公司確認其董事及監事已遵守標準守則規定有關董事及監事證券交易的標準。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中國上海，二零零四年八月二十四日

於本報告之日，本公司共有十名董事，李克麟先生及賈鴻祥先生為執行董事；李紹德先生、張建華先生、王大雄先生及王湘雲先生為非執行董事；胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生為獨立非執行董事。

簡明綜合損益表

截至二零零四年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二零零四年 人民幣千元	 二零零三年 人民幣千元
營業額	2	**9,894,306**	6,390,514
營運成本	3	**(7,542,099)**	(5,695,731)
毛利		**2,352,207**	694,783
行政及一般開支		**(148,971)**	(90,268)
營運利潤	4	**2,203,236**	604,515
淨財務費用	5	**(267,735)**	(216,429)
應佔聯營公司利潤減虧損		**4,130**	3,988
除稅前利潤		**1,939,631**	392,074
稅項	6	**(407,936)**	3,129
除稅後利潤		**1,531,695**	395,203
少數股東權益		**(7,140)**	(4,602)
股東應佔利潤		**1,524,555**	390,601
應付最終控股公司之特別股息	8	**(326,201)**	—
每股基本盈利	7	人民幣**0.38**元	人民幣0.14元

簡明綜合資產負債表

二零零四年六月三十日

	附註	未經審核 二零零四年 六月三十日 人民幣千元	經審核 二零零三年 十二月三十一日 人民幣千元
非流動資產			
固定資產	9	**12,789,328**	9,087,847
遞延稅項資產		**88,212**	87,559
於聯營公司之投資		**49,358**	46,343
總非流動資產		**12,926,898**	9,221,749
流動資產			
燃油，按成本		**239,095**	195,041
應收貿易帳款及票據	10	**2,943,003**	2,360,967
預付帳款及其他應收帳款		**476,298**	221,889
銀行結餘及現金		**8,620,074**	1,484,464
總流動資產		**12,278,470**	4,262,361
流動負債			
應付貿易帳款及票據	11	**1,413,445**	1,484,173
應計費用及其他應付帳款		**1,022,364**	373,593
應付所得稅項		**292,441**	16,486
應付最終控股公司之特別股息	8	**326,201**	—
應付最終控股公司帳款		**—**	77,459
短期銀行貸款		**3,062,582**	1,389,720
長期銀行貸款－即期部分	12	**775,030**	387,515
應付融資租賃款項－即期部分	13	**367,008**	334,232
總流動負債		**7,259,071**	4,063,178
流動資產淨額		**5,019,399**	199,183
總資產減流動負債		**17,946,297**	9,420,932
資金來源：			
股東權益			
資本	14	**6,030,000**	3,801,050
儲備	15	**5,971,477**	(174,361)
股東權益總額		**12,001,477**	3,626,689
少數股東權益		**48,683**	41,543
非流動負債			
長期銀行貸款	12	**4,403,610**	4,232,772
應付融資租賃款項	13	**1,492,527**	1,519,928
總非流動負債		**5,896,137**	5,752,700
		17,946,297	9,420,932

簡明綜合權益變動表

截至二零零四年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二零零四年 人民幣千元	 二零零三年 人民幣千元
於期初之權益總額		**3,626,689**	199,488
H股新股首次發行	14/15	**7,176,434**	—
本期利潤		**1,524,555**	390,601
應付最終控股公司之特別股息	8	**(326,201)**	—
於期末之權益總額		**12,001,477**	590,089

簡明綜合現金流量表

截至二零零四年六月三十日止六個月

	未經審核	
	截至六月三十日止六個月	
	二零零四年	二零零三年
	人民幣千元	人民幣千元
來自經營活動之現金淨額	**2,022,983**	1,088,955
用於投資活動之現金淨額	**(3,796,510)**	(1,618,830)
融資活動所得現金淨額	**8,909,137**	593,557
現金及現金等價物增加淨額	**7,135,610**	63,682
於一月一日之現金及現金等價物	**1,484,464**	515,271
於六月三十日之現金及現金等價物	**8,620,074**	578,953
現金及現金等價物分析：		
銀行結餘及現金	**8,620,074**	578,953

簡明帳目附註

1. 編製基準

本公司於一九九七年八月二十八日根據中華人民共和國(「中國」)公司法在中國成立為一家有限責任公司。於二零零四年三月三日，本公司根據中國公司法將其於二零零三年十月三十一日之股東權益總額轉換為3,830,000,000股每股面值人民幣1元之股份並改制為一家股份有限公司。本公司H股已於二零零四年六月十六日在香港聯合交易所有限公司主板掛牌上市。

根據本公司於二零零四年六月四日之招股說明書(「招股說明書」)附錄八第二節所詳述的集團重組方案(「重組」)，本公司於二零零三年十月十五日向一家同系附屬公司收購中海集裝箱運輸(香港)有限公司(「中海集運香港」)及中海集裝箱運輸(亞洲)有限公司(「中海集運亞洲」)全部已發行股本。此重組乃根據香港會計師公會發出之香港會計實務準則第27號「集團重組會計方法」容許之合併會計法作帳目處理。

未經審核之簡明中期綜合帳目是按照香港會計師公會發出之香港會計實務準則第25號「中期財務報告」編製。

編製本簡明中期綜合帳目所採用的會計政策及計算方法與招股說明書中附錄一中的會計師報告所採用者一致。未經審核之本簡明中期帳目應與招股說明書中附錄一中的會計師報告一併閱讀。

2. 營業額及分部資料

本集團之主要業務為擁有、租賃及經營集裝箱船舶，以提供國際及國內集裝箱航運服務。營業額指來自班輪及租船服務之總收益(扣除折扣及營業稅(如適用))。

	未經審核	
	截至六月三十日止六個月	
	二零零四年	二零零三年
	人民幣千元	人民幣千元
營業額		
班輪	**9,820,689**	6,271,167
租船	**73,617**	119,347
	9,894,306	6,390,514

2. 營業額及分部資料(續)

根據本集團之內部財務滙報，本集團決定以業務分部呈列為主要呈報格式，而地區分部為次要呈報格式。

主要呈報格式－業務分部

本集團業務分為兩個主要業務類別：班輪及租船。本集團業務以提供班輪服務為主，租船業務之規模不足以作獨立呈報。

次要呈報格式－地區分部

本集團之班輪及租船業務遍及全球。營業額來自全球主要航線包括美國、歐洲及地中海、澳洲、東亞及東南亞、中國國內及其他。

董事認為，基於本集團之業務性質，就香港會計實務準則第26號「分部呈報」之定義而言，按特定地區分部劃分本集團之資產不具意義。因此，只有營業額呈列地區分部資料：

	未經審核 截至六月三十日止六個月 二零零四年 人民幣千元	 二零零三年 人民幣千元
營業額		
美洲	**3,781,283**	2,803,718
歐洲及地中海	**3,455,067**	1,823,254
澳洲	**507,633**	237,747
東亞及東南亞	**607,516**	608,844
中國國內	**787,976**	509,804
其他	**754,831**	407,147
	9,894,306	6,390,514

3. 營運成本

	未經審核 截至六月三十日止六個月 二零零四年 人民幣千元	 二零零三年 人民幣千元
營運成本		
集裝箱及貨物	**3,375,684**	2,505,663
船舶及航程	**2,809,855**	2,264,446
支線及其他	**1,356,560**	925,622
	7,542,099	5,695,731

4. 營運利潤

營運利潤於計入以下各項後列帳：

	未經審核 截至六月三十日止六個月 二零零四年 人民幣千元	 二零零三年 人民幣千元
計入：		
所消耗燃油成本	**1,148,969**	936,450
折舊：		
－根據經營租賃出租之自置集裝箱船舶	**4,330**	5,860
－其他自置資產	**167,080**	81,069
－融資租賃下之集裝箱	**170,479**	143,971
	341,889	230,900
處置固定資產之虧損	**21**	14
經營租賃：		
－集裝箱船舶	**962,818**	987,938
－集裝箱	**182,867**	189,733
－房屋	**6,663**	5,246
	1,152,348	1,182,917

5. 淨財務費用

	未經審核 截至六月三十日止六個月 二零零四年 人民幣千元	 二零零三年 人民幣千元
利息支出：		
一銀行貸款	**169,762**	127,382
一須於五年內全數償還之應付最終控股公司帳款	**—**	37,535
一應付融資租賃款項	**129,308**	137,607
利息支出總額	**299,070**	302,524
減：在建中船舶予以資本化之金額	**(46,542)**	(79,792)
	252,528	222,732
利息收入	**(2,839)**	(2,333)
銀行費用	**1,603**	420
滙兑虧損／(收益)	**16,443**	(4,390)
	267,735	216,429

6. 税項

	未經審核 截至六月三十日止六個月 二零零四年 人民幣千元	 二零零三年 人民幣千元
即期所得税		
一中國企業所得税(附註(ii))	**400,585**	2,778
一香港利得税(附註(i))	**6,889**	1,118
遞延税項	**(653)**	(7,990)
分佔聯營公司之税項	**1,115**	965
	407,936	(3,129)

6. 稅項(續)

附註：

(i) 香港利得稅

香港利得稅已就截至二零零四年六月三十日止六個月估計應課稅利潤按稅率17.5%提取準備(二零零三年：17.5%)。

(ii) 中國企業所得稅(「企業所得稅」)

根據國家稅務總局於二零零三年七月十七日發出之通知，中國海運(集團)總公司(本公司之最終控股公司)及其於中國成立之經核准的附屬公司於二零零三年度已按合併基準繳納企業所得稅，而不會對這些公司各自作出個別評估(本公司及本報告所載其經核准的附屬公司統稱為「稅務實體」)。

在截至二零零三年六月三十日止六個月內及二零零三年度內，中國海運(集團)總公司錄得合併應課稅虧損，故無須繳付企業所得稅。中國海運(集團)總公司並無向稅務實體分配任何企業所得稅。因此，於二零零三年六月三十日及二零零三年十二月三十一日無任何應付企業所得稅或由任何稅務實體保留之未動用應課稅虧損。在有關期間內於綜合損益帳扣除之企業所得稅指其餘在國內成立的附屬公司須個別申報的企業所得稅並按估計應課稅收入的33%計算。

二零零四年，企業所得稅是根據中國相關法律及法規計算。二零零四年一月一日至三月二日適用稅率為33%。於二零零四年三月三日，本公司根據中國公司法，改制為股份有限公司並在浦東新區註冊。按相關法律及法規，本公司於二零零四年三月三日起的適用稅率為15%。

根據企業所得稅的有關規定，中國企業通過其全資境外機構取得的來源於中國境外的所得應當由該中國企業滙總申報並繳納企業所得稅。該來源於中國境外的所得應按中國相關稅收規定計算應納所得稅稅額。同時，該所得已在境外繳納的企業所得稅稅款可以在滙總納稅時，從其應納稅額中扣除，但扣除額不得超過其境外所得根據中國相關稅收法規計算的應納稅額。由於中海集運香港和中海集運亞洲都是本公司的全資子公司，因此中海集運香港和中海集運亞洲所取得的利潤應當由本公司滙總申報並繳納企業所得稅。

7. 每股盈利

每股基本盈利是按截至二零零三年六月三十日止六個月和截至二零零四年六月三十日止六個月期間本集團之股東應佔利潤人民幣390,601,000元和人民幣1,524,555,000元以及相關期間內已發行股份之加權平均股數2,801,050,000股和4,001,456,593股分別計算。

由於本公司在有關期間內並無任何可攤薄潛在普通股，故並無呈列每股攤薄盈利。

8. 應付最終控股公司之特別股息

根據中國財政部發出並由二零零二年八月二十七日起生效的《企業公司制改建有關國有資本管理與財務處理的暫行規定》，公司須將公司二零零三年十一月一日（即本公司對資產進行評估後的首日）至二零零四年三月二日（即緊接本公司轉制為一間股份有限公司前的日子）（「特別期間」）根據中國公認會計原則決定的淨利潤，分配於中國海運（集團）總公司，並以本公司的內部資源及／或本公司業務所產生的現金支付（「利潤分配」）。H股的持有人將無權參與該利潤分配的分派。

公司已委聘上海眾華滬銀會計師事務所對公司進行一項特別審計，確定本公司將向中國海運（集團）總公司分派的特別期間的淨利潤金額。根據該所審計，該特別期間的稅前利潤為人民幣480,099,000元。於二零零四年本公司尚未獲得與中國海運（集團）總公司按合併基準繳納企業所得稅的批准，本公司已按33%的稅率對於二零零四年一月一日至三月二日期間的利潤計提所得稅約為人民幣153,898,000元。

9. 固定資產

	未經審計			
	集裝箱船舶，在建中船舶，及經營租賃租入船舶之改良成本	集裝箱	其他	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
成本				
於二零零四年一月一日	8,238,775	2,664,346	177,850	11,080,971
增添	3,680,107	172,041	198,744	4,050,892
從同系附屬公司購入資產	—	—	940	940
出售	(14,525)	—	(719)	(15,244)
於二零零四年六月三十日	11,904,357	2,836,387	376,815	15,117,559
累計折舊及減值虧損				
於二零零四年一月一日	868,517	1,074,385	50,222	1,993,124
本期間折舊	161,328	170,555	10,006	341,889
從同系附屬公司購入資產	—	—	923	923
出售	(7,303)	—	(402)	(7,705)
於二零零四年六月三十日	1,022,542	1,244,940	60,749	2,328,231
帳面淨值				
於二零零四年六月三十日	10,881,815	1,591,447	316,066	12,789,328

10. 應收貿易帳款及票據

	二零零四年六月三十日（未經審核）人民幣千元	二零零三年十二月三十一日（經審核）人民幣千元
應收貿易帳款		
一同系附屬公司	**1,701,395**	1,164,643
一其他	**1,160,500**	1,136,919
	2,861,895	2,301,562
應收票據	**81,108**	59,405
	2,943,003	2,360,967

應收帳款及票據帳齡之分析如下：

	二零零四年六月三十日（未經審核）人民幣千元	二零零三年十二月三十一日（經審核）人民幣千元
一個月至三個月	**2,776,181**	2,133,924
四個月至六個月	**165,335**	298,628
七個月至九個月	**117,425**	43,045
十個月至十二個月	**12,533**	12,613
一至兩年	**—**	1,228
	3,071,474	2,489,438
減：應收帳款呆帳準備	**(128,471)**	(128,471)
	2,943,003	2,360,967

信貸政策：

具有良好付款記錄之客戶授予介乎三十至五十天之信貸期。給其他客戶之發票一經發出即到期付款。

11. 應付貿易帳款及票據

	二零零四年 六月三十日 (未經審核) 人民幣千元	二零零三年 十二月三十一日 (經審核) 人民幣千元
應付貿易帳款		
一同系附屬公司	**219,864**	200,591
一其他	**1,159,581**	766,964
	1,379,445	967,555
應付票據	**34,000**	516,618
	1,413,445	1,484,173

應付貿易帳款及票據之帳齡分析如下：

	二零零四年 六月三十日 (未經審核) 人民幣千元	二零零三年 十二月三十一日 (經審核) 人民幣千元
一個月至三個月	**1,361,900**	1,225,794
四個月至六個月	**44,620**	221,933
七個月至九個月	**6,925**	20,727
十個月至十二個月	**—**	15,554
一至兩年	**—**	165
	1,413,445	1,484,173

12. 長期銀行貸款

	二零零四年 六月三十日 (未經審核) 人民幣千元	二零零三年 十二月三十一日 (經審核) 人民幣千元
毋須於五年內全數償還		
一有抵押	**5,178,640**	4,197,174
一無抵押	**—**	423,113
	5,178,640	4,620,287
減：包括於流動負債內並須於一年內償還之款項	**(775,030)**	(387,515)
	4,403,610	4,232,772

	二零零四年 六月三十日 (未經審核) 人民幣千元	二零零三年 十二月三十一日 (經審核) 人民幣千元
長期銀行貸款		
一年內	**775,030**	387,515
一年後但兩年內	**445,030**	481,462
兩年後但五年內	**1,795,130**	1,626,467
五年後	**2,163,450**	2,124,843
	5,178,640	4,620,287

於二零零四年六月三十日,本集團的長期銀行貸款以本集團及本公司共值人民幣4,294,532,000元(二零零三年十二月三十一日：人民幣3,109,502,000元)之若干集裝箱船舶作抵押。

13. 應付融資租賃款項

	未經審核		
	截至二零零四年六月三十日		
	最低租賃付款額	財務支出	最低租賃付款額之現值淨額
	人民幣千元	人民幣千元	人民幣千元
應付融資租賃款項			
一年內	**596,842**	**229,834**	**367,008**
一年後但兩年內	**546,159**	**176,218**	**369,941**
兩年後但五年內	**1,050,476**	**267,814**	**782,662**
五年後	**411,479**	**71,555**	**339,924**
	2,604,956	**745,421**	**1,859,535**
減：一年內(即期部分)	**(596,842)**	**(229,834)**	**(367,008)**
	2,008,114	**515,587**	**1,492,527**

	經審核		
	截至二零零三年十二月三十一日		
	最低租賃付款額	財務支出	最低租賃付款額之現值淨額
	人民幣千元	人民幣千元	人民幣千元
應付融資租賃款項			
一年內	565,075	230,843	334,232
一年後但兩年內	564,787	178,453	386,334
兩年後但五年內	1,029,970	259,714	770,256
五年後	418,396	55,058	363,338
	2,578,228	724,068	1,854,160
減：應付融資租賃款項(即期部分)	(565,075)	(230,843)	(334,232)
	2,013,153	493,225	1,519,928

上述之應付融資租賃款項與向同系附屬公司租用之集裝箱有關。利息乃按未償還金額及年利率16厘計算(二零零三年：16厘)。

14. 資本

		未經審計		
			H股每股	
		國有股每股	人民幣一元	
	註冊資本	人民幣一元	附註(ii)	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零三年一月一日	2,801,050	—	—	2,801,050
資本注入	1,000,000	—	—	1,000,000
於二零零三年十二月三十一日	3,801,050	—	—	3,801,050
根據股份有限公司改制 (附註(i))而轉換：				
一儲備	—	28,950	—	28,950
一註冊資本	(3,801,050)	3,801,050	—	—
最終控股公司將國有股出售並轉換為H股新股	—	(220,000)	220,000	—
首次發行H股新股	—	—	2,200,000	2,200,000
於二零零四年六月三十日	—	3,610,000	2,420,000	6,030,000

附註：

(i) 於二零零四年三月三日，本公司根據中國公司法將其於二零零三年十月三十一日之註冊股份及儲備轉換為3,830,000,000股每股面值人民幣1元之股份並改制為一家股份有限公司。

(ii) 於二零零四年六月十六日，本公司的H股在香港聯合交易所有限公司主板發行。

15. 儲備

	未經審計					
		法定盈餘				
		公積金	法定公益金		(累計虧損)/	
	資本盈餘	(附註(ii))	(附註(ii))	上市費用	保留盈餘	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零四年一月一日	1,051,886	10,095	10,019	(4,519)	(1,241,842)	(174,361)
根據股份有限公司改制將儲備轉為資本(附註(i))	(1,155,592)	(10,095)	(10,019)	—	1,146,756	(28,950)
首次發行H股新股	5,211,106	—	—	—	—	5,211,106
當期產生的上市費用	—	—	—	(234,672)	—	(234,672)
轉入資本公積的上市費用	(239,191)	—	—	239,191	—	—
當期利潤	—	—	—	—	1,524,555	1,524,555
應付最終控股公司之特別股息(附註(8))	—	—	—	—	(326,201)	(326,201)
於二零零四年六月三十日	4,868,209	—	—	—	1,103,268	5,971,477

	未經審計				
		法定盈餘			
		公積金	法定公益金	(累計虧損)/	
	資本盈餘	(附註(ii))	(附註(ii))	保留盈餘	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零三年一月一日	3,038	366	290	(2,605,256)	(2,601,562)
期間淨利潤	—	—	—	390,601	390,601
於二零零三年六月三十日	3,038	366	290	(2,214,655)	(2,210,961)

附註：

(i) 於二零零四年三月三日，本公司根據中國公司法將其於二零零三年十月三十一日之註冊股份及儲備(註冊資本：人民幣3,801,050,000元，儲備：人民幣28,950,000)轉換為3,830,000,000股(附註14)每股面值人民幣1元之股份並改制為一家股份有限公司。

(ii) 法定盈餘公積金和法定公益金於每個會計年度末根據公司章程從當期利潤中提取。

16. 承擔

a. 資本承擔

於二零零四年六月三十日，本集團有以下重大資本承擔，但並未於資產負債表中作出撥備：

	二零零四年 六月三十日 (未經審核) 人民幣千元	二零零三年 十二月三十一日 (經審核) 人民幣千元
已訂約但未撥備：		
一向附屬子公司之額外資本注入	**500,000**	—
一在建中船舶	**5,968,097**	6,373,195
	6,468,097	6,373,195

b. 購買承擔

於二零零四年六月三十日，本集團有以下重大購買燃油承諾，但並未於資產負債表中作出撥備：

	二零零四年 六月三十日 (未經審核) 人民幣千元	二零零三年 十二月三十一日 (經審核) 人民幣千元
已訂約但未撥備：		
一購買燃油	**536,917**	805,375

16. 承擔（續）

c. 租賃承擔

於二零零四年六月三十日，本集團就不可撤銷經營租賃之未來最低租賃付款總額如下：

	二零零四年 六月三十日 (未經審核) 人民幣千元	二零零三年 十二月三十一日 (經審核) 人民幣千元
土地及房屋：		
一一年內	**12,663**	11,294
一一年後但五年內	**30,899**	27,239
	43,562	38,533
經營租賃下租入船舶及集裝箱		
一一年內	**2,912,298**	2,942,707
一一年後但五年內	**8,670,909**	8,835,086
	11,583,207	11,777,793
	11,626,769	11,816,326

17. 或有負債

截至二零零四年六月三十日，集團無重大或有負債。

18. 重大關聯方交易

於集團日常業務範圍內進行的重大關聯方交易如下：

	未經審核 截至六月三十日止六個月 二零零四年 人民幣千元	 二零零三年 人民幣千元
收入：		
資訊科技服務	**2,295**	4,920
集裝箱租賃	**1,563**	1,070
班輪服務	**377,383**	453,773
支出：		
利息支出	—	37,535
與租賃集裝箱有關之應付融資租賃款項有關之利息部分	**129,308**	137,607
集裝箱地盤車租約	**14,396**	8,665
房屋租約	**7,203**	4,791
貨物及班輪代理服務	**205,355**	133,487
集裝箱管理服務	**216,501**	276,842
期租船舶服務	**144,762**	165,052
光租船舶服務	**21,652**	46,726
修船服務	**31,259**	13,686
供應水、船舶燃料、潤滑劑、零部件及其他物料	**125,042**	132,121
堆場服務	**3,686**	8,302
資訊科技服務	**6,076**	7,206
商務用車供應	**438**	285
船員供應	**41,657**	41,103
裝卸服務	**243,288**	224,321
支線運輸服務	—	17,544
路上集裝箱運輸成本	**20,703**	2,814

董事認為，上述與有關聯人士之交易均在日常業務範圍內按正常商業條款進行。

Investor

Investment Service Centre

Listed Companies Information Search

Stock Name: CSCL Stock Code: 02866

From Date: 01/06/2004 To Date: 20/12/2004

Document Type: ALL

Displaying records 1 To 14 (Total records found: 14)

- 16/12/2004 21:58 CSCL<02866> - Announcement
- 30/11/2004 11:46 CSCL<02866> - Circular (Discloseable Transaction: C
- 09/11/2004 08:50 CSCL<02866> - Announcement
- 08/09/2004 10:43 CSCL<02866> - Interim Report
- 25/08/2004 21:14 CSCL<02866> - Exceptional Turnover Movement
- 25/08/2004 09:09 CSCL<02866> - Results Announcement
- 24/08/2004 19:00 CSCL<02866> - Results Announcement (Summary)
- 04/08/2004 20:50 CSCL<02866> - Exceptional Turnover Movement
- 14/07/2004 18:06 CSCL<02866> - Announcement (Revised)
- 15/06/2004 09:14 CHINA SHIPPING CONTAINER LINES COMPANY Allotment Results
- 14/06/2004 09:03 CSCL<02866> - New Listing
- 11/06/2004 09:32 CHINA SHIPPING CONTAINER LINES COMPANY Anouncement
- 04/06/2004 08:58 CHINA SHIPPING CONTAINER LINES COMPANY Announcement
- 04/06/2004 08:27 CHINA SHIPPING CONTAINER LINES COMPANY Prospectuses

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This announcement is for information purposes only and does not constitute an offer or an invitation to induce an offer by any person to acquire, purchase or subscribe for securities. Potential investors should read the prospectus dated Friday, 4th June, 2004 (the "Prospectus") issued by 中海集裝箱運輸股份有限公司 (China Shipping Container Lines Company Limited) (the "Company") for detailed information about the placing and public offer described below before deciding whether or not to invest in the shares thereby being offered.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless defined herein, terms in this announcement shall have the same meanings as those defined in the Prospectus. In connection with the Share Offer, BNP Paribas Peregrine or any person acting for it, may, but is not obliged to, over-allocate H Shares and/or effect transactions with a view to stabilising or maintaining the market price of the H Shares at levels higher than that which might otherwise prevail in the market for a limited period after the issue date of the Prospectus. However, there is no obligation on BNP Paribas Peregrine to do this. Such transaction may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements, including the Securities and Futures (Price Stabilizing) Rules made under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), and, if commenced, may be discontinued at any time and is required to be brought to an end after a limited period. The details of such stabilisation and how it will be regulated under the Securities and Futures Ordinance are contained in the Prospectus. The number of H Shares being offered in the Placing may be increased by up to and not more than an aggregate of 363,000,000 additional H Shares through the exercise of the Over-allotment Option granted to the Placing Joint Lead Managers, exercisable by BNP Paribas Peregrine (with the prior consent of Morgan Stanley & Co. International Limited) on behalf of the Placing Joint Lead Managers, by the Selling Shareholder and the Company to cover over-allocations in the Placing by requiring the Selling Shareholder to sell and the Company to allot and issue up to an additional 33,000,000 H Shares and 330,000,000 H Shares, respectively within 30 days from the last day for lodging applications under the Public Offer. In the event that such Over-allotment Option is exercised, a corresponding press announcement will be made.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PLACING AND PUBLIC OFFER

Number of Offer Shares	:	**2,420,000,000 H Shares (subject to the Over-allotment Option)**
Number of Public Offer Shares	:	**121,000,000 H Shares (subject to adjustment)**
Number of Placing Shares	:	**2,299,000,000 H Shares (subject to adjustment and the Over-allotment Option)**
Offer Price	:	**not more than HK$4.175 per H Share (payable in full in Hong Kong dollars on application, plus 1% brokerage, a SFC transaction levy of 0.005%, an investor compensation levy of 0.002% and a stock exchange trading fee of 0.005% and subject to refund) and expected to be not less than HK$3.175 per H share**
Nominal value per H Share	:	**RMB1.00**
Stock code	:	**2866**

Sole Global Coordinator and Sole Sponsor

BNP PARIBAS PEREGRINE

Joint Bookrunners and Joint Lead Managers

BNP PARIBAS PEREGRINE ***MORGAN STANLEY***

The Company is initially offering 121,000,000 Public Offer Shares for subscription, representing 5% of the total number of H Shares initially being offered in the Share Offer, by way of a public offer in Hong Kong. Application has been made to the Listing Committee of the Stock Exchange for the granting of the listing of, and permission to deal in, the H Shares of the Company to be sold or issued as described in the Prospectus (including additional H Shares which may be sold or issued pursuant to the exercise of the Over-allotment Option). Dealings in the H Shares on the Stock Exchange are expected to commence at 9:30 a.m. on Wednesday, 16th June, 2004. Applications for the H Shares should only be made and will only be considered for acceptance on the basis set out in the Prospectus and the prescribed **WHITE** or **YELLOW** application forms or by giving electronic application instructions via CCASS to HKSCC. It should be noted that **multiple or suspected multiple applications or**

any application for more than 60,500,000 H Shares, being 50% of the Public Offer Shares initially being offered to the public, will be rejected. Only one application on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** via CCASS to HKSCC may be made for the benefit of any person. Applicants are required to undertake and confirm that they or the relevant beneficial owner(s) have not applied for, indicated an interest or taken up and will not apply for, indicate an interest in or take up H Shares under the Placing. Subject to the granting of the listing of, and permission to deal in, the H Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the H Shares on the Stock Exchange or such other date as determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Share Offer is subject to the conditions set out in the paragraph headed "Conditions" in the section headed "Structure of the Share Offer" in the Prospectus.

The Offer Price is expected to be determined by agreement between the Company, the Selling Shareholder and the Public Offer Joint Lead Managers (on behalf of the Underwriters) at or before 6:00 a.m. on Thursday, 10th June, 2004 or such later time as may be agreed by the the Company, the Selling Shareholder and the Public Offer Joint Lead Managers (on behalf of the Underwriters) but in any event no later than 9:00 a.m. on Thursday, 10th June, 2004.

The Offer Price will be not more than HK$4.175 per Offer Share and is expected to be not less than HK$3.175 per Offer Share. The Public Offer Joint Lead Managers (on behalf of the Underwriters, and with the consent of the Selling Shareholder and the Company) may reduce the indicative Offer Price range below that stated in the Prospectus at any time prior to the morning of the last day for lodging applications under the Public Offer. In such a case, an announcement of the reduction of the indicative Offer Price range will be published by the Company in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese), as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the last day for lodging applications under the Public Offer. If applications for Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Public Offer, then even if the Offer Price is so reduced, such applications cannot be subsequently withdrawn. If, for any reasons, the Public Offer Joint Lead Managers (on behalf of the Underwriters), the Selling Shareholder and the Company are unable to reach an agreement on the Offer Price at or before 9:00 a.m. on Thursday, 10th June, 2004, the Share Offer will not become unconditional and will lapse.

If the Share Offer does not become unconditional, all application monies received from applicants under the Public Offer will be refunded, and in the event that the Offer Price is less than the price per H Share initially paid upon application, the appropriate portion of affected applicants' application monies will be refunded to wholly or partially successful applicants, in each case without interest and on the terms set out under the

paragraph headed "Refund of your money — Addition Information" in the section headed "Terms and conditions of the Public Offer" in the Prospectus. Refund cheques will also be issued, in accordance with such terms and conditions, in respect of wholly or partially unsuccessful applications. Applicants for 500,000 H Shares or more who have indicated in their application forms that they wish to collect refund cheque(s) (where applicable) and H Share certificate(s) (where applicable) personally, may collect refund cheque(s) (where applicable) and H Share certificate(s) (where applicable) from the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m.-1:00 p.m. on Tuesday, 15th June, 2004 or any other date notified by the Company by way of a newspaper announcement as the date of despatch of H Share certificates and/or refund cheques. Uncollected H Share certificates and refund cheques will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant application forms. H Share certificates will only become valid certificates of title provided that the Share Offer has become unconditional in all aspects and neither of the Underwriting Agreements has been terminated in accordance with its terms, which is expected to be at around 8:00 a.m. on Wednesday, 16th June, 2004.

Applicants who would like H Shares to be registered in their own names should complete and sign the **WHITE** application forms. Applicants who would like to have allotted H Shares registered in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to their investor participant stock account or the stock account of their designated CCASS participants maintained in CCASS should either (i) complete and sign the **YELLOW** application forms, copies of which, together with the Prospectus, may be obtained during normal business hours from 9:00 a.m. on Friday, 4th June, 2004 until 12:00 noon on Wednesday, 9th June, 2004 at the Depository Counter of HKSCC, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong or the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong, or (ii) arrange to give **electronic application instructions** to HKSCC. Copies of the Prospectus, together with **WHITE** application forms, may be obtained during normal business hours in the same period from:

1. Any participant of the Stock Exchange;

2. **BNP Paribas Peregrine Capital Limited**, 36th Floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong;

3. **Morgan Stanley Dean Witter Asia Limited**, 30th Floor, Three Exchange Square, Central, Hong Kong;

4. **Credit Suisse First Boston (Hong Kong) Limited**, 45/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong;
   BOCI Asia Limited, 35/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong;

Tai Fook Securities Company Limited, 25/F New World Tower, 16-18 Queen's Road Central, Hong Kong;
First Shanghai Securities Limited, 19/F Wing On House, 71 Des Voeux Road, Central, Hong Kong;
ICEA Capital Limited, 42nd Floor, Jardine House, 1 Connaught Place, Central, Hong Kong;
Prudential Brokerage Limited, 9/F., Worldwide House, 19 Des Voeux Road C., Central, Hong Kong;
Shenyin Wanguo Capital (H.K.) Limited, 28/F., Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong;
Sun Hung Kai International Limited, Level 12, One Pacific Place, 88 Queensway, Hong Kong;
South China Securities Limited, 28/F., Bank of China Tower, No. 1 Garden Road, Central, Hong Kong;
Wintech Securities Ltd, 1701 Hang Seng Building, 77 Des Voeux Road, Central, Hong Kong; or

any of the following branches of **Standard Chartered Bank**:

Branches	**Address**
Hong Kong:	
88 DVR Branch	88 Des Voeux Road Central
Central Branch	Shop no. 16, G/F & LG/F, New World Tower, 16-18 Queen's Road Central
Leighton Centre Branch	Shop 12-16, Upper Ground Floor, Leighton Centre, 77 Leighton Road
Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon:	
Mongkok Bank Centre Branch	Bank Centre, 630-636 Nathan Road, Mongkok
Tsim Sha Tsui Branch	10 Granville Road, Tsimshatsui
Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong

New Territories:

Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan
Tai Po Branch	23 & 25 Kwong Fuk Road, Tai Po Market, Tai Po

or any of the following branches of **Bank of China (Hong Kong) Limited**:

Branches	**Address**
Hong Kong:	
Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Wing On House) Branch	71 Des Voeux Road Central
409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
North Point Branch	G/F, Roca Centre, 464 King's Road, North Point
Kowloon:	
Mong Kok Branch	589 Nathan Road, Mong Kok
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
New Territories:	
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long

or any of the following branches of **Hang Seng Bank**:

Branches	**Address**
Hong Kong:	
Head Office	83 Des Voeux Road Central
Central District Branch	Basement, Central Building, Pedder Street
Wanchai Branch	200 Hennessy Road
North Point Branch	335 King's Road
Kowloon:	
Kowloon Main Branch	618 Nathan Road
Hankow Road Branch	4 Hankow Road
Kwun Tong Branch	70 Yue Man Square
New Territories:	
Tsuen Wan Branch	289 Sha Tsui Road, Tsuen Wan
Shatin Branch	Shop 18 Lucky Plaza, Wang Pok Street, Shatin
Tuen Mun Town Plaza Branch	Shop No. 28, Upper G/F, Tuen Mun Town Plaza, Phase II, Tuen Mun

Both **WHITE** and **YELLOW** application forms completed in all respects (to which cheques or banker's cashier orders should be securely stapled) should be deposited in the special collection boxes provided at any of the branches referred to above at the following times on the following dates:

Friday, 4th June, 2004 — 9:00 a.m. to 4:00 p.m.
Saturday, 5th June, 2004 — 9:00 a.m. to 12:00 noon
Monday, 7th June, 2004 — 9:00 a.m. to 4:00 p.m.
Tuesday, 8th June, 2004 — 9:00 a.m. to 4:00 p.m.
Wednesday, 9th June, 2004 — 9:00 a.m. to 12:00 noon

Time for inputting electronic application instructions via CCASS terminals or CCASS Phone System/CCASS Internet System

CCASS Participants can input electronic application instructions at the following times:

Friday, 4th June, 2004 — 9:00 a.m. to 7:00 p.m.(1)
Saturday, 5th June, 2004 — 9:00 a.m. to 3:00 p.m.(1)
Monday, 7th June, 2004 — 9:00 a.m. to 7:00 p.m.(1)
Tuesday, 8th June, 2004 — 9:00 a.m. to 7:00 p.m.(1)
Wednesday, 9th June, 2004 — 9:00 a.m. to 12:00 noon

(1) These times are subject to change as HKSCC may determine from time to time with prior notification to CCASS Participants.

A CCASS Investor Participant may give electronic application instructions through the CCASS Phone System by calling 2979 7888 or through the CCASS Internet System at https://ip.ccass.com (using the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) or go to HKSCC's Customer Service Centre at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong and complete an input request form. Prospectuses are also available for collection at the Customer Services Centre of HKSCC.

A non-CCASS Investor Participant may instruct a broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give electronic application instructions to HKSCC via CCASS terminals to apply for Public Offer Shares on his behalf.

The application lists will open from 11:45 a.m. to 12:00 noon on Wednesday, 9th June, 2004 (or such later date as may apply in case of certain bad weather conditions as described in the section headed "How to apply for H Shares — When to apply for the Public Offer Shares" in the Prospectus).

Subject to the terms and conditions set out in the Prospectus and the application forms relating thereto, applications made on **WHITE** or **YELLOW** application forms, or by giving electronic application instruction to HKSCC, must be received no later than 12:00 noon on Wednesday, 9th June, 2004 (or if the application lists are not open on that day, then by 12:00 noon on the next business day the lists are open). Please see the section headed "How to apply for H Shares" in the Prospectus for further details.

For allocation purposes only, the H Shares being offered for public subscription under the Public Offer (initially being 121,000,000 H Shares, subject to adjustment between the Placing and the Public Offer in the case of over-subscription of 15 times or more in the Public Offer), will be divided equally into two pools: pool A and pool B. The H Shares in pool A will consist of not less than 60,500,000 H Shares (being 50% of the H Shares initially available for subscription under the Public Offer) and will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription

price of HK$5 million (excluding the amounts of brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee payable thereon) or less. The H Shares in pool B will consist of not less than 60,500,000 H Shares and will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee payable thereon). Applicants should be aware that applications in different pools, as well as applications in the same pool (depending on the number of H Shares applied for), may receive different allocation ratios. If one of the pools is undersubscribed, the surplus H Shares in that pool will be transferred to the other pool to satisfy demand in the other pool and be allocated accordingly. Applicants can only receive an allocation of H Shares from either pool A or pool B but not from both pools.

It is expected that the level of indication of interest in the Placing, the Offer Price, the result of applications and the basis of allotment under the Public Offer will be published on or about Tuesday, 15th June, 2004 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

By acquiring the H Shares of the Company, the applicant(s) acknowledge(s) that each of them understands entirely that the registered capital of the Company comprise Domestic Shares and H Shares and that holders of H Shares in the Company shall have the same voting rights as holders of Domestic Shares at general meeting of the Company, save in respect of any resolution varying any of the rights conferred on the holders of Domestic Shares only or, as the case may be, the holders of the H Shares only.

As at the date of this announcement, the directors of the Company are Li Kelin, Jia Hongxiang, Li Shaode, Zhang Jianhua, Wang Daxiong, Wang Xiangyun, Hu Hanxiang, Gu Nianzu, Wang Zongxi, and Lam Siu Wai, Steven.

By order of the Board of Directors
Li Kelin
Chairman

Hong Kong, Friday, 4th June, 2004

* The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".

Please also refer to the published version of this announcement in South China Morning Post.

Investor

Investment Service Centre

Listed Companies Information

CHINA SHIPPING CONTAINER LINES COMPANY LIMITED<02866> - Anouncement

The Stock Exchange has received a message from China Shipping Container Lines Company Limited, a new listing applicant, which is reproduced as follows:-

"

	2004
Announcement of the Offer Price and the indication of the levels of interest in the Placing, the results of applications in respect of the Public Offer and the basis of allotment under the Public Offer (with successful applicants' identification document numbers, where applicable) to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before	Tuesday, 15th June
Despatch of H Share certificates and refund cheques in respect of wholly or partially unsuccessful applications pursuant to the Public Offer on or before	Tuesday, 15th June
Dealings in H Shares on the Stock Exchange to commence on	Wednesday, 16th June

Refund cheques will be issued in respect of wholly or partially unsuccessful applications and in respect of successful applications if the final Offer Price is less than the price payable on application.

Applicants who apply on WHITE application forms for 500,000 H Shares or more under the Public Offer and have indicated in their application forms that they wish to collect refund cheques and (where applicable) H Share certificates in person from the Company's Hong Kong share registrar may collect refund cheques and (where applicable) H Share certificates in person from the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Tuesday, 15th June, 2004. Identification and (where applicable) authorisation documents acceptable to Computershare Hong Kong Investor Services Limited must be produced at the time of collection.

11 June, 2004"

Investor

Investment Service Centre

Listed Companies Information

CSCL<02866> - Exceptional Turnover Movement

The Stock Exchange has received a message from China Shipping Container Lines Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the trading volume of the shares of China Shipping Container Lines Company Limited (the "Company") and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

At the date of this statement, the board of directors of the Company comprises Mr. Li Kelin and Mr. Jia Hongxiang (who are executive directors), Mr. Li Shaode, Mr. Zhang Jianhna, Mr. Wang Daxiong and Mr. Wang Xiangyun (who are non-executive directors), and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven (who are independent non-executive directors).

Made by the order of the Company the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

For and on behalf of
China Shipping Container Lines Company Limited

Ye Yumang
Company Secretary

[illegible] August 2004"

Investor

Investment Service Centre

Listed Companies Information

CSCL<02866> - Exceptional Turnover Movement

The Stock Exchange has received a message from China Shipping Container Lines Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the trading volume of the shares of China Shipping Container Lines Company Limited (the "Company") and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature, save for the announcement dated 24th August, 2004 of the unaudited interim results for the six months ended 30th June, 2004.

At the date of this statement, the Board comprises Mr. Li Kelin and Mr. Jia Hongxiang (who are executive directors), Mr. Li Shaode, Mr. Zhang Jianhna, Mr. Wang Daxiong and Mr. Wang Xiangyun (who are non-executive directors), and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven (who are independent non-executive directors).

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

For and on behalf of
China Shipping Container Lines Company Limited

Ye Yu Mang
Company Secretary

25 August 2004"

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 2866)

Discloseable Transaction
Construction of Vessels

On 8 November, 2004, the Company entered into an agreement with Hudong-Zhonghua and CSSC for the construction of four 8530 TEU container vessels. The total consideration for the construction of the four vessels is approximately US$372 million (equivalent to approximately HK$2,901.6 million). The entering into of the Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

On the same day, the Company entered into an option agreement with Hudong-Zhonghua and CSSC, whereby an option has been granted to the Company for the construction of a fifth 8530 TEU container vessel. The detailed terms of the construction of the fifth vessel shall be agreed between the Company, Hudong-Zhonghua and CSSC within three months of the signing of the Agreement.

General

On 8 November, 2004, the Company (as the buyer) entered into an unconditional agreement with Hudong-Zhonghua and CSSC (as the sellers) for the construction of four 8530 TEU container vessels. The total consideration for the construction of the four vessels is approximately US$372 million (equivalent to approximately HK$2,901.6 million). The entering into of the Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

On the same day, the Company entered into an option agreement with Hudong-Zhonghua and CSSC, whereby an option has been granted to the Company for the construction of a fifth 8530 TEU container vessel. The detailed terms of the construction of the fifth vessel shall be agreed between the Company, Hudong-Zhonghua and CSSC within three months of the signing of the Agreement.

Hudong-Zhonghua is a Chinese shipbuilder and to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, CSSC is a state-authorised investment institution holding various Chinese shipbuilders with Hudong-Zhonghua being one of them. To the best of the Directors' knowledge, information and belief having made all

reasonable enquiries, Hudong-Zhonghua and CSSC, its ultimate beneficial owner, are independent third parties that are not connected persons of the Company, and are not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules).

The terms of the Agreement and the Option Agreement were determined on an arm's length basis and on normal commercial terms, and the Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the container shipping industry.

Terms of the Agreement

The price of each of the four vessels will be payable in Renminbi in four instalments. The first instalment for the four vessels, amounting to 20% of the total price (being a total sum of approximately US$74.4 million (equivalent to approximately HK$580.3 million)), is payable within 15 Business Days upon the signing of the Agreement. The second and third instalments for each vessel, each of which amounting to 15% of the total price (being a sum of approximately US$13.95 million (equivalent to approximately HK$108.8 million)), is payable at various stages of the construction of each vessel and within five Business Days of receipt of the relevant invoice by the Company. The final instalment for each vessel, each of which amounting to 50% of the total price (being a sum of approximately US$46.5 million (equivalent to approximately HK$362.7 million)), is payable within five Business Days of the receipt of all documentation in relation to the completion of each vessel by the Company.

The first vessel is expected to be delivered on or before 31st October, 2007 with the others to be delivered on or before 28th February, 2008, 30th June, 2008 and 31st October, 2008 respectively.

Terms of the Option Agreement

On the same day, the Company entered into the Option Agreement with Hudong-Zhonghua and CSSC, whereby an option with no premium has been granted to the Company for the construction of a fifth 8530 TEU container vessel. The detailed terms of the construction of the fifth vessel, including consideration payable and payment terms, shall be agreed between the Company, Hudong-Zhonghua and CSSC within three months of the signing of the Agreement. Should the Company, Hudong-Zhonghua and CSSC fail to reach an agreement in relation to the construction of the fifth vessel within three months of the signing of the Agreement, the Option Agreement shall terminate and cease to have any effect. Further announcement will be made upon entering into the agreement in relation to the construction of the fifth vessel.

Finance Terms

The Company intends to arrange for bank borrowings for approximately 70% of the total consideration for the construction of the four vessels with the balance to be funded by internal resources. It is expected that the financing will be finalized in the near future. Should such financing not be arranged, the full purchase price of each vessel will be funded from internal resources.

Information about the Group

The Group is principally engaged in the operation and management of international and domestic container marine transportation. Since the first quarter of 2004, the container market has been very busy and the Directors are optimistic of the demand in the shipping market in the remainder of 2004. The Directors also believe that the shipping market will maintain persistent growth in 2005. The Directors are of the view that the construction and ownership of the four 8530 TEU container vessels will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability. As the container vessels will be registered in the PRC, they can be used in the Group's domestic trade lanes as well as its international trade lanes, thereby allowing the Group the flexibility in the deployment of resources to satisfy international shipping and domestic demand growth, which is one of the Group's principal strengths as a container shipping company in the PRC.

Under the Listing Rules, the entering into of the Agreement for the construction of the four vessels constitutes a discloseable transaction of the Company. A circular giving details of the transaction under the Agreement will be despatched to the Shareholders, for their information only, in due course.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreement"	an agreement dated 8 November, 2004 entered into between Hudong-Zhonghua and CSSC (as the sellers) and the Company (as the buyer) for the construction of four 8530 TEU container vessels
"Business Day"	a day other than Saturdays, Sundays and public holidays in the PRC
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"CSSC"	China State Shipbuilding Corporation (中國船舶工業集團公司), the ultimate beneficial owner of Hudong-Zhonghua which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is an independent third party that is not a connected person of the Company, and is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries

"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Hudong-Zhonghua"	Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. (滬東中華造船(集團)有限公司), a Chinese shipbuilder which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is an independent third party that is not a connected person of the Company, and is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Option Agreement"	an option agreement dated 8 November, 2004 entered into between the Company (as the buyer) and Hudong-Zhonghua and CSSC (as the sellers) for the construction of a fifth 8530 TEU container vessel, the detailed terms of which shall be agreed between the Company, Hudong-Zhonghua and CSSC within three months of the signing of the Agreement
"PRC"	The People's Republic of China
"Shareholders"	holders of share(s) of the Company
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, a height of 8 feet and 6 inches and a width of 8 feet
"US$"	United States dollars, the lawful currency of the United States of America

By Order of the Board of Directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
8 November, 2004

As at the date of this announcement, the executive Directors are Mr. Li Kelin and Mr. Jia Hongxiang, the non-executive Directors are Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, and the independent non-executive Directors are Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.80.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

Please also refer to the published version of this announcement in South China Morning Post.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your shares in China Shipping Container Lines Company Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected, for transmission to the purchaser.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China)

(Stock code: 2866)

Discloseable Transaction
Construction of Vessels

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

29 November 2004

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreement"	an agreement dated 8 November 2004 entered into between Hudong-Zhonghua and CSSC (as the sellers) and the Company (as the buyer) for the construction of four 8530 TEU container vessels
"Board"	the board of Directors
"Business Day"	a day other than Saturdays, Sundays and public holidays in the PRC
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, the shares of which are listed on the Stock Exchange
"CSSC"	China State Shipbuilding Corporation (中國船舶工業集團公司), the ultimate beneficial owner of Hudong-Zhonghua which, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, is an independent third party that is not a connected person of the Company, and is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hudong-Zhonghua"	Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. (滬東中華造船(集團)有限公司), a Chinese shipbuilder which, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, is an independent third party that is not a connected person of the Company, and is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)

"Latest Practicable Date"	25 November 2004, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules
"Option Agreement"	an option agreement dated 8 November 2004 entered into between the Company (as the buyer) and Hudong-Zhonghua and CSSC (as the sellers) for the construction of a fifth 8530 TEU container vessel, the detailed terms of which shall be agreed between the Company, Hudong-Zhonghua and CSSC within three months of the signing of the Agreement
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended and supplemented from time to time
"Shareholders"	holders of share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, a height of 8 feet and 6 inches and a width of 8 feet
"US$"	United States dollars, the lawful currency of the United States of America

The exchange rate adopted in this circular for illustration purpose only is US$1.00 = HK$7.80.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited

(A joint stock limited company incorporated in the People's Republic of China)

(Stock code: 2866)

Directors:
Mr. Li Kelin *(Executive Director)*
Mr. Jia Hongxiang *(Executive Director)*
Mr. Li Shaode *(Non-executive Director)*
Mr. Zhang Jianhua *(Non-executive Director)*
Mr. Wang Daxiong *(Non-executive Director)*
Mr. Wang Xiangyun *(Non-executive Director)*
Mr. Hu Hanxiang *(Independent non-executive Director)*
Mr. Gu Nianzu *(Independent non-executive Director)*
Mr. Wang Zongxi *(Independent non-executive Director)*
Mr. Lam Siu Wai, Steven *(Independent non-executive Director)*

Legal address and principal place of business in the PRC:
Rooms A, B, C and D
27th Floor
450 Fu Shan Lu
Pudong New District
Shanghai
The PRC

Place of business in Hong Kong:
Level 69
The Center
99 Queen's Road Central
Hong Kong

29 November 2004

To the Shareholders

Dear Sirs,

Discloseable Transaction
Construction of Vessels

Introduction

On 8 November 2004, the Board announced that the Company (as the buyer) had entered into the Agreement and the Option Agreement with Hudong-Zhonghua and CSSC (as the sellers) for the construction of 8530 TEU container vessels.

The purpose of this circular is to provide Shareholders with further details of the transaction.

General

On 8 November 2004, the Company (as the buyer) entered into an unconditional agreement with Hudong-Zhonghua and CSSC (as the sellers) for the construction of four 8530 TEU container vessels.

The total consideration for the construction of the four vessels is approximately US$372 million (equivalent to approximately HK$2,901.6 million). The entering into of the Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

On the same day, the Company entered into an option agreement with Hudong-Zhonghua and CSSC, whereby an option has been granted to the Company for the construction of a fifth 8530 TEU container vessel. The detailed terms of the construction of the fifth vessel shall be agreed between the Company, Hudong-Zhonghua and CSSC within three months of the signing of the Agreement.

Hudong-Zhonghua is a Chinese shipbuilder and to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, CSSC is a state-authorised investment institution holding various Chinese shipbuilders with Hudong-Zhonghua being one of them. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Hudong-Zhonghua and CSSC, its ultimate beneficial owner, are independent third parties that are not connected persons of the Company, and are not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules).

The terms of the Agreement and the Option Agreement were determined on an arm's length basis and on normal commercial terms, and the Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the container shipping industry.

Terms of the Agreement

The price of each of the four vessels will be payable in Renminbi in four instalments. The first instalment for the four vessels, amounting to 20% of the total price (being a total sum of approximately US$74.4 million (equivalent to approximately HK$580.3 million)), is payable within 15 Business Days upon the signing of the Agreement. The second and third instalments for each vessel, each of which amounting to 15% of the total price (being a sum of approximately US$13.95 million (equivalent to approximately HK$108.8 million)), is payable at various stages of the construction of each vessel and within five Business Days of receipt of the relevant invoice by the Company. The final instalment for each vessel, each of which amounting to 50% of the total price (being a sum of approximately US$46.5 million (equivalent to approximately HK$362.7 million)), is payable within five Business Days of the receipt by the Company of all documentation in relation to the completion of construction of each vessel.

The first vessel is expected to be delivered on or before 31st October, 2007 with the others to be delivered on or before 28th February, 2008, 30th June, 2008 and 31st October, 2008 respectively.

Terms of the Option Agreement

On the same day, the Company entered into the Option Agreement with Hudong-Zhonghua and CSSC, whereby an option with no premium has been granted to the Company for the construction of a fifth 8530 TEU container vessel. The detailed terms of the construction of the fifth vessel, including consideration payable and payment terms, shall be agreed between the Company, Hudong-Zhonghua and CSSC within three months of the signing of the Agreement. As at the Latest Practicable Date, the relevant terms of the construction of the fifth vessel were not yet finalised. Should the Company, Hudong-Zhonghua and CSSC fail to reach an agreement in relation to the construction of the fifth vessel within three months of the signing of the Agreement, the Option Agreement shall terminate and cease to have any effect. Further announcement in compliance with the requirements under the Listing Rules will be made upon entering into the agreement in relation to the construction of the fifth vessel.

Finance Terms

The Company intends to arrange for bank borrowings for approximately 70% of the total consideration for the construction of the four vessels with the balance to be funded by internal resources. It is expected that the financing will be finalized in the near future. Should such financing not be arranged, the full purchase price of each vessel will be funded from internal resources.

The Group's fixed assets will increase by approximately US$372 million following the delivery of the vessels, whilst current assets will decrease and long-term liabilities will increase depending on the proportion of the purchase price funded from internal resources and external finance. The effect of the construction of the container vessels on the earnings of the Group cannot be ascertained at present, which will depend on the conditions of the shipping market at the time of delivery of the container vessels.

Reasons for the Transaction

Since the first quarter of 2004, the container market has been very busy and the Directors are optimistic of the demand in the shipping market in the remainder of 2004. The Directors also believe that the shipping market will maintain persistent growth in 2005. The Directors are of the view that the construction and ownership of the four 8530 TEU container vessels will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability. As the container vessels will be registered in the PRC, they can be used in the Group's domestic trade lanes as well as its international trade lanes, thereby allowing the Group the flexibility in the deployment of resources to satisfy international shipping and domestic demand growth, which is one of the Group's principal strengths as a container shipping company in the PRC.

Information about the Group

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

Discloseable Transaction

Under the Listing Rules, the entering into of the Agreement for the construction of the four vessels constitutes a discloseable transaction of the Company. This document constitutes the circular which the Company is required to send to the Shareholders pursuant to the Listing Rules in respect of the construction of the vessels.

Additional Information

Your attention is also drawn to the additional information contained in the appendix to this circular.

By Order of the Board
China Shipping Container Lines Company Limited
Li Kelin
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS

As at the Latest Practicable Date, none of the directors, supervisors or chief executive(s) of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such directors, supervisors or chief executive(s) is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Company's directors).

3. DIRECTORS' SERVICE CONTRACTS

None of the Directors has entered into any service contract with the Company or any of its subsidiaries which is not determinable by the Company within one year without any payment of compensation, other than statutory compensation.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

To the best knowledge of the Directors, none of the Directors or their respective associates has any interests in a business, which competes or may compete with the business of the Group.

5. SHAREHOLDINGS OF OTHER SHAREHOLDERS WITH NOTIFIABLE INTERESTS

As at the Latest Practicable Date, so far as is known to the directors, supervisors or chief executive(s) of the Company, the following persons (other than a director, supervisor or chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Class of shares	Number of shares/underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
China Shipping (Group) Company *(Note 1)*	Domestic shares	3,610,000,000 (Long position)	Beneficial owner	100%	59.87%
Li Ka-Shing *(Note 2)*	H shares	362,637,000 (Long position)	Interest of controlled corporation and founder of a discretionary trust	14.98%	6.01%
Li Ka-Shing Unity Trustee Company Limited *(Note 2)*	H shares	362,637,000 (Long position)	Trustee	14.98%	6.01%
Li Ka-Shing Unity Trustcorp Limited *(Note 2)*	H shares	362,637,000 (Long position)	Trustee and beneficiary of a trust	14.98%	6.01%
Li Ka-Shing Unity Trustee Corporation Limited *(Note 2)*	H shares	362,637,000 (Long position)	Trustee and beneficiary of a trust	14.98%	6.01%
Cheung Kong (Holdings) Limited *(Note 2)*	H shares	362,637,000 (Long position)	Interest of controlled corporation	14.98%	6.01%
Hutchison Whampoa Limited *(Note 3)*	H shares	241,758,000 (Long position)	Interest of controlled corporation	9.99%	4.01%
Hutchison International Limited *(Note 3)*	H shares	241,758,000 (Long position)	Beneficial owner	9.99%	4.01%

Note 1: As at the Latest Practicable Date, Mr. Li Kelin, an executive Director, is the president of China Shipping (Group) Company and each of Mr. Li Shaode, Mr. Zhang Jianhua and Mr. Wang Daxiong, the non-executive Directors, is the vice-president of China Shipping (Group) Company.

Note 2: The 362,637,000 shares referred to herein is the same batch of shares.

Note 3: Hutchison International Limited is a wholly owned subsidiary of Hutchison Whampoa Limited. The 241,758,000 shares referred to herein is the same batch of shares, which forms part of the 362,637,000 shares referred to in Note 2.

Save as disclosed above and so far as the directors, supervisors or chief executive(s) of the Company are aware, as at the Latest Practicable Date, no other person had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

As at the Latest Practicable Date, so far as the directors, supervisors or chief executive(s) are aware, each of the following persons, not being a director, supervisor or chief executive of the Company or a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary *(Note)*	**Name of shareholder** *(Note)*	**Percentage of shareholding**
China Shipping Container Lines Dailian Co., Ltd.	China Shipping Group Investment Co. Ltd.	10%
China Shipping Container Lines Guangzhou Co., Ltd.	China Shipping Group Investment Co. Ltd.	10%
China Shipping Container Lines Hainan Company Limited	China Shipping Group Investment Co. Ltd.	10%
	China Shipping Agency Co., Ltd.	20%
	China Shipping Hainan Logistics Co., Ltd.	30%
China Shipping Container Lines Qingdao Company Limited	China Shipping Group Investment Co. Ltd.	10%
China Shipping Container Lines Shanghai Co., Ltd.	China Shipping Group Investment Co. Ltd.	10%
China Shipping Container Lines Shenzhen Co., Ltd	China Shipping Group Investment Co. Ltd.	10%
China Shipping Container Lines Tianjin Company Limited	China Shipping Group Investment Co. Ltd.	10%
China Shipping Container Lines Xiamen Co., Ltd.	China Shipping Group Investment Co. Ltd.	10%
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd.	China Shipping Logistics Co., Ltd.	30%
	Suzhou China Shipping Containers Lines Storage and Transportation Co., Ltd.	30%
China Shipping Container Lines (Haikou) Co., Ltd.	China Shipping Agency Co., Ltd.	10%

Name of subsidiary *(Note)*	Name of shareholder *(Note)*	Percentage of shareholding
Shanghai Puhai Shipping Co., Ltd.	China Shipping Logistics Co., Ltd	20%
	China Shipping Agency Co., Ltd	20%
	China Shipping Industry Co., Ltd	10%
Shanghai HaiXin YuanCang International Logistics Co., Ltd.	Bermuda YuanCang International Co., Ltd.	40%
	Shanghai YiHua Enterprises Company	20%

Note: The English names of certain companies referred herein represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

Save as disclosed above and so far as the directors, supervisors or chief executive(s) are aware, as at the Latest Practicable Date, no other person, not being a director, supervisor or chief executive of the Company, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

6. LITIGATION

As at the Latest Practicable Date, no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

7. MISCELLANEOUS

(a) The secretary of the Company is Mr. Ye Yu Mang.

(b) The qualified accountant of the Company pursuant to Rule 3.24 of the Listing Rules is Mr. Lau Wai Yip, who is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

(c) The Hong Kong H Share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 2866)

The Guarantees

The Directors hereby announce that despite active discussions with the Independent 3rd Parties, the Company has not been able to obtain the consent from the Independent 3rd Parties to the release of the Guarantees.

THE GUARANTEES

Reference is made to the section headed "Inward Time Charters Guaranteed by China Shipping" appearing on pages 172 and 173 of the Prospectus. The Directors hereby announce that despite active discussions with the Independent 3rd Parties, the Company has not been able to obtain the consent from the Independent 3rd Parties to the release of the Guarantees within 6 months after the Listing Date.

The Company has been in active discussions with the Independent 3rd Parties for the purpose of obtaining their consent to the release of the Guarantees. However, the Independent 3rd Parties have either refused to grant such consent as a result of not being able to obtain consent from their own bankers or imposed terms and conditions to such consent which are not acceptable to the Company.

As mentioned in the Prospectus, the 8 vessels chartered in by the Company under the Time Charters are not a material part of the Group in terms of its operations and do not constitute a material part of its operating capacity. Such vessels only accounted for 8 vessels with an aggregate capacity of 27,540 TEU out of a total of 116 vessels with an aggregate capacity of 257,040 TEU employed by the Group as at 15 December 2004. There are 108 vessels which are free of guarantees of this kind.

The Guarantees are performance guarantees, which have never been invoked upon by any of the Independent 3rd Parties in the past, since the Company has been duly performing its obligations under the Time Charters. It is expected that the Company will continue to duly perform its obligations under the Time Charters and will not require China Shipping to make any payment to the Independent 3rd Parties under the Guarantees.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a Chinese state-owned enterprise, which is the controlling shareholder of the Company
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the People's Republic of China, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Guarantees"	the guarantees given by China Shipping in favour of the Independent 3rd Parties in respect of the Time Charters
"Independent 3rd Parties"	as defined on page 172 of the Prospectus
"Listing Date"	16 June 2004
"Prospectus"	the prospectus of the Company dated 4 June 2004
"TEU"	twenty-foot equivalent unit
"Time Charters"	the 8 time charters entered into by the Company with the Independent 3rd Parties, under which the Company has chartered in 8 vessels on a time charter basis

By order of the board of Directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
16 December 2004

The board of Directors as at the date of this announcement comprises of Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

Please also refer to the published version of this announcement in South China Morning Post.